Form 20-F
period 2017-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2018-04-27
CIK 1717393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission file number 001-38354

CORPORACIÓN AMERICA AIRPORTS S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Raúl Guilermo Francos, Chief Financial Officer Tel:+35226258274 Fax:+35226259776 4, rue de la Grêve L-1643, Luxembourg
(Name, Telephone, E-mail and or Facsimile number and Address Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange in which registered
Common Shares, U.S.$1.00 nominal value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,500,000,000 Common Shares, as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	our business strengths and future results of operation;

•	delays or unexpected casualties related to construction under our investment plan and master plans;

•	our ability to generate or obtain the requisite capital to fully develop and operate our airports;

•	general economic, political, demographic and business conditions in the geographic markets we serve;

•	decreases in passenger traffic;

•	changes in the fees we may charge under our concession agreements;

•	inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar;

•	the early termination, revocation or failure to renew or extend any of our concession agreements;

•	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);

•	changes in our investment commitments or our ability to meet our obligations thereunder;

•	existing and future governmental regulations;

•	natural disaster-related losses which may not be fully insurable;

•	terrorism in the international markets we serve;

•	epidemics, pandemics and other public health crises; and

•	changes in interest rates or foreign exchange rates.

We believe these forward-looking statements are reasonable; however, these statements speak only as of the date of this annual report and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this annual report in greater detail under the heading “Risk Factors” in this annual report. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CERTAIN CONVENTIONS

Corporación América Airports S.A., formerly known as A.C.I. Airports International S.à r.l., was incorporated under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) on December 14, 2012. The Company owns no assets other than its direct and indirect ownership of the issued share capital of other intermediate holding companies for all of our operating subsidiaries. Except where the context otherwise requires or where otherwise indicated, all references to the “Company,” “we,” “us” and “our” refer to Corporación América Airports S.A. and its consolidated subsidiaries, as well as those businesses we account for using the equity method.

CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires:

•	“U.S.$” and “U.S. dollar” each refers to the United States dollar;

•	“AR$” refers to the Argentine peso;

•	“€,” “EUR” or “euro” each refers to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999;

•	“R$” or “BRL” each refers to the Brazilian real;

•	“$U” or “UYU” each refers to the Uruguayan peso;

•	“AMD” refers to the Armenian dram; and

•	“PEN” or “S/” refers to the Peruvian sol.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2017, 2016 and 2015 and for our fiscal years ended December 31, 2017, 2016 and 2015 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated April 17, 2018, is also included in this annual report.

Our Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year. Some percentages and amounts included in this annual report have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures that precede them.

Our Segments

We have identified seven reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru. See Note 4 to our Audited Consolidated Financial Statements and “—Adjusted Segment EBITDA.”

Our Reorganization

In order to facilitate our initial public offering, during the fiscal year ended December 31, 2015, our ultimate controlling shareholder, Southern Cone Foundation, a foundation organized under the laws of Liechtenstein (“SCF” or our “Controlling Shareholder”), elected to complete a reorganization of A.C.I. Airports International S.à r.l. and various other entities and businesses under the common control of SCF in order to organize all of our airports business activities under A.C.I. Airports International S.à r.l., and to transfer all business activities not related to the airport business to other affiliates (the “Reorganization”).

SCF’s business was historically conducted through various entities with no single holding entity, and instead were separately owned by entities directly or indirectly controlled by SCF.

SCF effected the Reorganization through several corporate reorganization steps under local laws. None of these transactions affected the common control structure of the entities forming the group. Also, certain other business activities of SCF’s business not related to the airport business were either sold or transferred to other companies and not contributed to us.

The Reorganization was completed on December 22, 2016 with the contribution of the shares of American International Airports LLC, the holding company which directly and indirectly controls the operations of the airports in Armenia and Argentina, to A.C.I. Airports International S.à r.l.

A.C.I. Airports International S.à r.l. was formed as a private limited liability company (société à responsabilité limitée) under the laws of Luxembourg on December 14, 2012.

On September 14, 2017, A.C.I. Airports International S.à r.l. was converted from a Luxembourg private limited liability company into a Luxembourg public limited company (société anonyme) (the “Conversion”) and changed its name to Corporación América Airports S.A. (“CAAP”). CAAP is indirectly wholly owned by SCF. In connection with the Conversion, all of A.C.I. Airports International S.à r.l.’s outstanding equity interests were converted into common shares of CAAP.

The Reorganization was accounted for as a reorganization of the common control and common management of our Controlling Shareholder for all periods for which financial statements are presented. As such, we applied the “predecessor accounting approach” in accordance with the rules on accounting for business combinations under common control in consolidated financial statements to the entities under the common control of our Controlling Shareholder that were the subject of the Reorganization. This means that the assets and liabilities of the entities and businesses contributed as part of the Reorganization included in our Audited Consolidated Financial Statements correspond to the historical amounts in the individual financial statements of combined entities (i.e., predecessor values).

Brazilian Consolidation

On December 11, 2015, we acquired from Infravix Participações S.A. (“Infravix”) its 49.95% interest in Inframérica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”). ICASGA is the operator of the Natal Airport in Brazil. As a result of this transaction, we increased our ownership interest in ICASGA from 50.00% to 99.95%.

On December 30, 2015, we acquired from Infravix its 43.05% interest in Inframerica Participações S.A. (“Inframerica”). Inframerica owns a 51.00% interest in Inframérica Concessionaria do Aeroporto do Brasilia S.A. (“ICAB”) while the remaining 49.00% is owned by the Brazilian Government’s company for airport infrastructure, Empresa Brasileira de Infraestrutura Aeroportuária (“Infraero”). ICAB is the operator of the Brasilia Airport in Brazil. As a result of this transaction, we increased our indirect ownership interest in ICAB from 29.02% to 50.98%.

The aforementioned acquisitions of a direct interest in ICASGA and an indirect interest in ICAB through Inframerica are hereinafter referred to as the “Brazilian Consolidation.”

Subsequent to the Brazilian Consolidation, we made additional capital contributions into both ICASGA and ICAB. As of the date of this annual report, our ownership interest in ICASGA and ICAB is 99.97% and 50.98%, respectively.

We account for these acquisitions of controlling interests under the purchase method of accounting. We have included the operating results related to these acquisitions as from their respective acquisition dates.

For further information on the Brazilian Consolidation, see “Operating and Financial Review and Prospects—Factor Affecting Comparability—The Brazilian Consolidation” and Note 26 to our Audited Consolidated Financial Statements.

Separate Financial Statements of Inframerica and ICASGA

We accounted for our investments in Inframerica and ICASGA using the equity method until December 30, 2015 and December 11, 2015, respectively. We analyzed both of these equity method investments under Rule 3-09 of Regulation S-X for significance and determined that we were required to provide separate financial statements for these investments for the year 2015.

Therefore, full-year audited financial statements for each of these equity method investments as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 are included in this annual report.

Adjusted Segment EBITDA

Adjusted Segment EBITDA is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, depreciation and amortization for such segment. Adjusted Segment EBITDA excludes certain items that are not considered part of our core operating results. Specifically, we do not allocate financial income, financial loss, income tax expense, depreciation and amortization to our reportable segments.

Although Adjusted Segment EBITDA is commonly viewed as a non-IFRS measure in other contexts, pursuant to IFRS 8, “Segment Information,” Adjusted Segment EBITDA is treated as an IFRS measure in the manner in which we utilize this measure. We use Adjusted Segment EBITDA for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe it reflects current core operating performance and provides an indicator of the segment’s ability to generate cash.

Non-IFRS

Adjusted EBITDA

“Adjusted EBITDA” is a non-IFRS financial measure defined as net income from continuing operations before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA is not defined under IFRS and has important limitations as an analytical tool. You should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example, Adjusted EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to us;
•	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
•	does not reflect changes in, or cash requirements for, our working capital needs; and
•	does not reflect the significant interest expense, or the cash requirements, necessary to service our debt.

We believe that the presentation of Adjusted EBITDA enhances an investor’s understanding of our performance. We believe this measure is a useful metric for investors to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We present Adjusted EBITDA in order to provide supplemental information that we consider relevant for the readers of our Audited Consolidated Financial Statements included elsewhere in this annual report, and such information is not meant to replace or supersede IFRS measures.

In addition, our management believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes. We exclude the items listed above from income for the year in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired.

Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as an indicator of our operating performance from continuing operations.

Adjusted EBITDA may not be the same as similarly titled measures used by other companies.

We have included the reconciliation of Adjusted EBITDA to consolidated net income from continuing operations for all the periods presented. For a reconciliation of Adjusted EBITDA to consolidated net income from continuing operations, see “Selected Financial Data – Reconciliation of non-IFRS data.”

Reverse Stock Split

On January 19, 2018, the Selling Shareholder approved and completed a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The Reverse Stock Split was implemented through a share capital reduction and a concurrent allocation of the reduced share capital amount to a non-distributable reserve account. The nominal value of U.S.$1.00 of each common share did not change as a result of the Reverse Stock Split.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this annual report, we rely on, and refer to, information regarding our business and the markets in which we operate and compete. The market data and certain economic and industry data and forecasts used in this annual report were obtained from internal surveys, market research, governmental and other publicly available information and independent industry publications. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties, but reflects our best estimates. We have based these estimates upon information obtained from publicly available information from our competitors in the industry in which we operate.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated financial information and other data of the Company should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this annual report.

The selected consolidated statement of financial position data as of December 31, 2017, 2016 and 2015 and the selected consolidated statement of income, comprehensive income and cash flow data for the years ended December 31, 2017, 2016 and 2015 have been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. The selected consolidated statement of financial position data as of January 1, 2015 have been derived from our Audited Consolidated Financial statements not included in this annual report.

We prepare our Audited Consolidated Financial Statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. We applied IFRS for the first time for our fiscal year ended December 31, 2016, which included comparative information for the fiscal year ended December 31, 2015.

Consolidated Statement of Income

	For the Year Ended December 31,
	2017	2016	2015
Continuing Operations
Revenue	1,575.2	1,366.3	1,187.1
Cost of services	(1,030.0)	(859.1)	(759.2)
Gross Profit	545.2	507.3	427.9
Selling, general and administrative expenses	(194.2)	(170.9)	(167.2)
Reversal of previous impairment/(impairment loss)	3.1	(16.6)	—
Other operating income	20.0	16.9	15.6
Other operating expense	(4.8)	(4.9)	(2.7)
Operating Income	369.1	331.8	273.6
Share of loss in associates	(15.8)	(1.3)	(69.3)
Income before financial results and income tax	353.3	330.5	204.3
Financial Income	62.6	37.5	46.8
Financial loss	(302.0)	(273.0)	(199.8)
Income before income tax expense	113.8	95.1	51.3
Income tax expense	(46.9)	(56.4)	(45.0)
Income from continuing operations	66.9	38.7	6.3
(Loss)/Income from discontinued operations	—	(9.5)	109.0
Net Income	66.9	29.2	115.3
Attributable to:
Owners of the parent	63.5	33.8	105.5
Non-controlling interest	3.4	(4.5)	9.8
	66.9	29.2	115.3

	For the Year Ended December 31,
	2017	2016	2015
Earnings per share attributable to the parent
Weighted average number of common shares (in thousands) (1)	148,118	148,118	148,118
Continuing Operations
Basic and diluted earnings per share(1)	0.43	0.29	(0.07)
Continuing and Discontinued Operations
Basic and diluted earnings per share(1)	0.43	0.23	0.71
Discontinued Operations
Basic and diluted earnings per share(1)	—	(0.06)	0.79

(1)	Includes the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31,
	2017	2016	2015
Net Income	66.9	29.2	115.3
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	— (1)	(0.3)	0.3
Items that may be subsequently reclassified to profit or loss
Shares of other comprehensive income from associates	0.4	— (1)	(40.0)
Currency translation adjustment	(25.6)	(48.6)	(166.6)
Other comprehensive loss from continuing operations for the year, net of income tax	(25.1)	(48.9)	(206.3)
Currency translation adjustment from discontinued operations	—	4.3	(4.3)
Other comprehensive income of discontinued operations for the year, net of income tax	—	4.3	(4.3)
Total other comprehensive loss for the year	(25.1)	(44.6)	(210.5)
Total comprehensive loss for the year	41.8	(15.4)	(95.2)
Attributable to:
Owners of the parent	34.9	1.5	(50.9)
Non-controlling interest	6.8	(16.9)	(44.4)
	41.8	(15.4)	(95.2)

(1)	Amount not shown due to rounding.

Consolidated Statement of Financial Position

	As of December 31,
	2017	2016	2015	January 1, 2015
Assets
Non-current assets	3,221.7	3,120.2	2,876.9	2,015.2
Current assets	579.5	507.1	394.7	817.5
Total assets	3,801.2	3,627.3	3,271.6	2,832.8
Total equity	797.1	803.3	834.1	1,466.6
Liabilities
Non-current liabilities	2,272.1	2,161.2	1,955.5	688.0
Current liabilities	732.0	662.8	482.0	678.2
Total liabilities	3,004.1	2,824.0	2,437.5	1,366.2
Total equity and liabilities	3,801.2	3,627.3	3,271.6	2,832.8
Equity
Weighted average number of common shares (in thousands) (1)	148,118	148,118	148,118	148,118
Declared dividends per share	—	—	—	—

(1)	Includes the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

 Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2017	2016	2015
Net cash provided by/(used in) operating activities	(49.4)	172.8	43.6
Net cash used in discontinued operating activities	—	(8.2)	(42.0)
Net cash provided by/(used in) investing activities	(45.2)	35.8	(86.4)
Net cash in discontinued investing activities	—	(8.1)	(183.6)
Net cash (used in)/provided by financing activities	129.0	(159.4)	22.8
Net cash provided by discontinued financing activities	—	—	196.7
Increase/(Decrease) in cash and cash equivalents from continuing operations	34.4	49.2	(20.0)
Increase/(Decrease) in cash and cash equivalents from discontinued operations	—	(16.2)	(28.8)

RECONCILIATION OF NON-IFRS DATA

Adjusted EBITDA

For the definition of “Adjusted EBITDA” please see “Presentation of Financial Information.”

Adjusted EBITDA is reconciled to consolidated income from continuing operations below:

	For the Year Ended December 31,
	2017	2016	2015
Income from continuing operations	66.9	38.7	6.3
Financial income	(62.6)	(37.5)	(46.8)
Financial loss	302.0	273.0	199.8
Income tax expenses	46.9	56.4	45.0
Amortization and depreciation(1)	108.3	96.7	72.2
Adjusted EBITDA	461.6	427.2	276.6

(1)	Amortization and depreciation used for reconciling income from continuing operations to Adjusted EBITDA excludes U.S.$29.8 million and U.S.$26.2 million related to the Brazil concession assets for the years ended December 31, 2017 and 2016, respectively, which is included in the Amortization and depreciation in the Consolidated Statement of Cash Flows.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the other information contained in this annual report, before making any investment decision. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. The market price of our common shares could decline due to any of these risks and uncertainties, and you could lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.

Risks Related to Our Business and Industry

Our concessions may be terminated under various circumstances, some of which are beyond our control.

Our business consists of acquiring, developing and operating airport concessions. These concessions are granted by governmental authorities for a limited period of time and subject to several conditions and obligations.

Our concessions may be terminated under various circumstances, some of which are beyond our control. In general, our concession agreements may be terminated at any time by the relevant governments or agencies for public interest reasons. For example, in 2017 the Peruvian Government unilaterally terminated the concession it had awarded to us for the construction and operation of the new Chinchero – Cusco International Airport in Peru (“Cusco Airport”). Concession agreements may also be terminated due to our material and repeated breach of the concession terms. The termination of one or more of our concessions could have a material adverse effect on our business, financial condition, and results of operations.

If an applicable governmental authority terminates any of our concessions, with or without cause, we may be entitled to seek claims for compensation from such terminating governmental authority. Although termination payments vary by concession, they usually include a claim for indemnification equal to the value of the non-amortized investments made by us for purposes of operating the airports and rendering the services agreed under the concession agreements. If the applicable governmental authority terminates one of our concessions due to our material and repeated breach or failure to make the committed investments, we may assert claims for indemnification equal to those non-amortized investments we made for purposes of operating the relevant airports and rendering of the services agreed under the relevant concession agreements. If the concession is terminated by the relevant government or agency for public interest reasons or without cause, we may assert claims for indemnification equal to the non-amortized investments plus loss of profits. Collecting on such claims may be difficult and time-consuming, and any amounts collected in respect of such claims may not provide us with the expected level of returns, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, as of February 2018, the Argentine Government has the right to buy out the AA2000 Concession Agreement upon prior notification to us and indemnify us for certain investments we incurred for purposes of operating the airports and rendering the services agreed thereunder. See “—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would significantly affect our revenues and operations.”

We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.

We may be subject to monetary penalties if we violate or otherwise fail to comply with the terms of our concessions. Some violations of a concession agreement may provide for cure periods or other remedial action, while other violations, whenever they are substantial and repeated, can result in the immediate termination of the relevant concession. If we experience difficulties, we may encounter problems in satisfying our obligations under our concession agreements and the relevant governmental authorities may impose sanctions on us. For a description of the consequences that may result from the violation of various terms of our concessions, or local laws and regulations related to such concessions. Monetary penalties could negatively affect our results of operations.

In addition, under all of our concession agreements, we are required to establish and comply with an investment plan for the airports covered under such concession agreements. If we do not fulfill our investment commitments on a timely basis or obtain financing necessary to complete such projects, such failures could lead to a breach of the relevant concession agreement.

Our revenue and profitability may be affected if we fail to win new concession agreements, acquire companies with existing concession agreements, or otherwise improve or expand our current operations.

Our growth strategy relies upon identifying and winning new concession agreements, acquiring companies with existing concession agreements or improving and expanding our current operations. Our future growth may also depend on new (greenfield) development projects, which may require significant time and upfront financial commitments for construction and development. While we anticipate having opportunities to bid for concession agreements or purchase existing concessionaires in the future, we cannot predict the frequency of such opportunities. We must also strategically identify which concession agreements and existing concessionaires to target based on numerous factors such as number of passengers, size of the relevant airport(s), type, location and quality of the available airports and subconcession space, rental structure, financial return, regulatory requirements and the competitive landscape within such market. We may not be able to successfully expand, as we may not correctly analyze the suitability of airport locations, anticipate all of the challenges imposed by expanding our operations or succeed in executing our growth plan efficiently. We also may fail to expand within budget or on a timely basis, or expand at all. In addition, to win a particular concession contract, we may be required to make investments or incur other expenses that would render such concession less economically attractive.

Our growth strategy and the substantial investment associated with the acquisition of each new concession agreement, existing concessions or expansion of existing concessions may cause our operating results to fluctuate and be unpredictable.

The loss or impairment of our relationship with governments and their agencies in the markets in which we operate could adversely affect our business, future revenues and growth prospects.

Our principal assets are concession rights granted by governments in the countries in which we operate. Our business depends to a large extent on our ability to manage relationships with such governments and their agencies. During the term of our concessions, we are in continuous communications with the relevant governments and their agencies regarding, among other things, the terms and conditions of the concession, compliance with the concession agreement, the applicable master plan and works to be performed at the airports, including works not specifically required by the terms of the relevant concession, and the establishment of tariffs. Our business, prospects, financial condition or operating results could be materially harmed if we were suspended or debarred from contracting with any such government or government agency or if our reputation or relationship with any such government or agency is impaired.

Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.

Our revenue is closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our aeronautical revenue and indirectly determine our commercial revenue. Passenger and cargo traffic volumes and air traffic movements depend, in part, on many factors beyond our control. Such factors include economic conditions and the political situation in the countries where we operate our airports, epidemics, pandemics and other public health crises, terrorism, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs), currency exchange rate fluctuations, geopolitical considerations and changes in regulatory policies applicable to the aviation industry. The occurrence of any of these risks may result in a reduction of passenger air traffic levels and air traffic movements globally and in the regions in which we operate. A significant decline in passenger and cargo traffic volumes and the number of air traffic movements at our airports would have a material adverse effect on our business, financial condition and results of operations.

We face risks related to our dependence on the revenue from Ezeiza Airport.

During the years ended December 31, 2017, 2016 and 2015, Ezeiza Airport generated U.S.$535.0 million in revenue, or 34.0%, U.S.$522.1 million in revenue, or 38.2%, and U.S.$482.0 million in revenue, or 35.3%, respectively, of our consolidated revenue for such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue at this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

International prices of fuel have experienced significant volatility in recent years. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. In the past, increased fuel costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines. Although fuel is a widely-traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices. Significant fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effect on our revenues and results of operations.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, prolonged weather conditions and other adverse incidents could affect our business and results of operations.

A significant extended interruption or disruption in service at the airports where we operate could have a material adverse impact on our business, financial condition and results of operations. Our results of operations could be impacted by flight cancellations and airport closures caused by weather and natural disasters. Severe weather conditions, particularly heavy snowfall, increases in the frequency, severity and duration of natural disasters such as hurricanes, tornadoes, volcanic activity, earthquakes and tsunamis, including from changes in the global climate, can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports, which may result in decreased revenues and increased costs.

The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Outbreaks of disease and health epidemics could have a negative impact on international air travel.

Public health crises such as the outbreak of Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus of 2009 and the Ebola pandemic in 2014–2015 have disrupted the frequency and pattern of air travel worldwide in recent years. Most recently, travel to the Caribbean and Latin American countries has been affected as a result of the Zika virus. Because our revenue is largely dependent on the level of passenger traffic in our airports, any outbreaks of health epidemics, such as the H1N1 virus and the Zika virus, could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could have a material adverse effect on our business revenues and results of operations.

We could be subject to acts of terrorism or war, which could have a negative impact on air travel and result in increased security requirements.

Our airports operate within a stringent and complex security regime, as required by the relevant governmental authorities, which may impose additional security measures from time to time, including as a result of a terrorist attack. The consequences of any future terrorist action or threat may include the cancellation or delay of flights, fewer airlines and passengers using our airports, liability for damage or loss and the costs of repairing damage. If a terrorist attack affected one of the airports we operate, the airport in question would be closed, in whole or in part, for the time needed to care for victims, investigate the circumstances of the attack, rebuild any damaged areas or otherwise, with a subsequent decrease in the revenue and increase in costs for the reconstruction of the affected areas (to the extent these are not covered by insurance policies).

Moreover, if an act of terrorism or threat thereof were to occur in a country in which we operate, even if not at our airports, the perception of safety by airport users could decrease, and, consequently, there could be a reduction in passenger air traffic for an indefinite period of time, which could adversely affect our business, financial condition and results of operations.

Furthermore, the implementation of additional security measures at our airports in the future could lead to additional limitations on airport capacity or retail space, overcrowding, increases in operating costs and delays to passenger movement through the airport, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business may also be affected by the outbreak of wars or armed conflicts in any region of the world. Among other things, wars can lead to increased prices of fuel, supplies and interest rates for aircraft leases, which could, in turn, lead to increased prices of airline tickets and a decline in demand for air transportation in general. Likewise, the occurrence of armed conflicts could result in increased security measures, thereby increasing security costs.

Any event that affects the safety standard perception of any of our aeronautical customers could result in a loss of significant passenger traffic volume.

Any accident, incident or other event that affects the safety standard perception of any of our aeronautical customers may affect its image and generate a public perception that it is less safe or reliable than other airlines. These events could harm consumer demand and the number of passengers serviced by such airline, which could in turn adversely affect the number of passengers using our airports, thereby having an adverse effect on our revenues.

Competition from other destinations could adversely affect our business.

The principal factor affecting our business is the number of passengers that use our airports. Our passenger traffic volume may be adversely affected by the attractiveness, affordability and accessibility of competing destinations. In addition, our passenger traffic volume may be adversely affected by the level of business activity in each destination or the likelihood of airlines using any of those destinations as a hub or base for their operations. If business activity and tourism levels, and therefore, the number of passengers using our airports, is negatively impacted by competing airports and hubs in the geographic regions in which we operate, such development could have an adverse effect on our business, financial condition or results of operations.

We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.

Some of our employees are members of labor unions. For example, as of December 31, 2017, approximately 66.8% and 51.1% (54.0% and 49.7%, respectively, as of December 31, 2016) of our employees in Argentina and Italy, respectively, were members of labor unions. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

The operations of our airports may be affected by actions or inactions of third parties that are beyond our control.

In most of our airports, our operations are largely dependent on the services provided by governments and other third parties who render services to passengers and airlines, such as meteorology, air traffic control, security, electricity, and immigration and customs services. In addition, in some of our airports we are dependent on third-party providers of certain complementary services such as baggage handling, fuel services, catering and aircraft maintenance and repair. While we are responsible for adopting security measures at some of our airports, we do not control the management or operation of security, which is controlled by government agencies or third parties. We are not responsible for, and cannot control, any of these services. Any disruption in, or adverse consequence resulting from, such services, including work strikes or other similar events, could cause the cancellation of flights and negatively affect passenger traffic at our airports, which may ultimately result in decreased revenues and have an adverse effect on our business, financial condition or results of operations.

The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.

None of our agreements with our aeronautical customers obligates them to provide service at to our airports. If any of our aeronautical customers were to reduce their use of our airports or cease to operate at them for any reason, including merger, bankruptcy or due to regulatory restrictions, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers were no longer operating. Our business and revenue could be adversely affected if we are unable to replace the business of our main aeronautical customers.

Our main aeronautical customers are LATAM Airlines Group and Grupo Aerolíneas Argentinas. For the year ended December 31, 2017, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 22.4% and 16.4% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2016, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 22.8% and 15.2% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2015, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 19.3% and 17.1% of our consolidated aeronautical revenue, respectively.

An aircraft accident or other material factors beyond our control may affect the operation of our runways.

Our runways may require unscheduled repair due to natural disasters, aircraft accidents and other factors beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on the number of passengers that use our airports, and therefore, a material effect on our operations and financial results.

Ongoing and proposed construction, renovation or repair work at our airports could have a negative impact on our revenues.

At any time, we may be in the process of constructing, renovating and/or repairing a number of our airports. These works may sometimes affect the passenger experience, which may ultimately adversely affect our commercial revenue. The operations of our other airports may decrease or be adversely affected by future construction, renovations or repairs, and this could have an adverse effect on our business, financial condition or results of operations.

We are exposed to certain risks in connection with the use of certain spaces by subconcessionaires at our airports.

We are exposed to risks related to the spaces subconcessioned to third parties, such as non-payment by subconcessionaires of certain fees and other lease arrangements or a weakening demand for the use of the spaces allocated to subconcessionaires. For example, many of our subconcessionaires’ locations are situated beyond the security checkpoints at airports, and they rely heavily on their customers spending a significant amount of time in the terminal and waiting areas of the airport terminals in which they have subconcessioned space. Changes in customers’ travel habits prior to departure, including an increase in the availability or popularity of airline business and first-class lounges, or an increase in the efficiency of ticketing, transportation safety procedures and air traffic control systems could reduce the amount of time that customers spend at such subconcessioned locations, which could materially reduce the revenue they are able to generate and which, in turn, could reduce the amount of fees and rent we can collect from our subconcessionaires. Any material reduction in the fees and lease payments that we are able to charge to our subconcessionaires could adversely affect our business, results of operations and financial condition.

Our insurance policies may not provide sufficient coverage against all liabilities.

We are required to maintain insurance under all of our concession agreements and we seek to insure all risks for which insurance coverage is available on commercially reasonable terms. We can offer no assurance that our insurance policies will cover all of our liabilities in the event of an accident, natural disaster, terrorist attack or other incident. The insurance market for airport liability coverage generally, and for airport construction in particular, is limited, and a change in the coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. For some of our airports, we do not currently carry business interruption insurance or property insurance against terrorism and related risks. Consequently, any substantial interruption of our business or terrorist attacks could have a material adverse effect on our results of operations and our financial condition.

We are exposed to liability to third parties for injuries or damages.

We are obligated to protect the public and to reduce the risk of accidents at our airports. As with any company dealing with the security of individuals, we must implement measures for the protection of the public, such as hiring private security services, maintaining our airports’ infrastructure and fire safety in public spaces, and providing emergency medical services. These obligations could expose us to liability to third parties for personal injury or property damage and, to the extent not adequately covered by insurance, could adversely affect our financial condition and results of operations.

Most of our operations are in emerging markets.

Our existing concessions are mostly in countries with emerging economies, and investing in developing economies generally involves risks. These risks include political, social and economic events, any of which could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations. These risks and instability are caused by many different factors, including the following:

•	adverse external economic factors;

•	inconsistent fiscal and monetary policies (including currency devaluation);

•	dependence on external financing;

•	changes in governmental economic and tax policies and regulations;

•	high levels of inflation;

•	fluctuations in currency values;

•	high interest rates;

•	wage increases and price controls;

•	limitation on imports;

•	exchange rates and capital controls;

•	political and social tensions;

•	fluctuations in central bank reserves; and

•	trade barriers.

Emerging markets have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

Some of the countries in which we operate have experienced, or are currently experiencing, high rates of inflation. In an effort to control inflation, governments of these countries often maintain a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully transfer to our clients, which could adversely affect our operating margins and operating income in some of the emerging markets in which we operate.

Depreciation or fluctuation of the currencies of the countries where we operate could adversely affect our results of operations and financial condition.

Many of the countries where we operate have experienced volatility in the exchange rate of their currency against the U.S. dollar. Because we present our financial statements in U.S. dollars, this volatility may reduce the revenues we report or increase the expenses we report in any given period. These effects may in turn have an adverse effect on the market of our common shares. In addition, because we have a substantial amount of dollar-denominated indebtedness, exchange rate volatility may result in increased debt service costs. Finally, in some instances we receive revenues in a currency different from that in which we pay expenses, in which case currency volatility can affect the profitability of our operations.

We are subject to various environmental laws, regulations and authorizations that affect our operations and may expose us to significant costs, liabilities, obligations or restrictions.

We, our subconcessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. Failure to comply with these environmental requirements, including the terms of our concession agreements, could result in our being subject to litigation, fines or other sanctions. We could also incur significant capital or other compliance costs relating to such requirements. We could also be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations. Environmental claims have been asserted against us, and additional claims may be asserted against us in the future. See “Business—Legal Proceedings—Argentine Proceedings—Environmental Proceedings.” We are unable to determine our potential liability under these pending or possible future claims. We only have environmental insurance coverage for environmental damages at a limited number of our airports.

These environmental requirements, and the enforcement and interpretation thereof, change frequently and have tended to become more stringent over time. Future environmental laws, regulations and authorizations may require us to incur additional costs in order to bring our airports into, and maintain, compliance. Our costs, liabilities, obligations and restrictions relating to environmental matters could have a material adverse effect on our business, results of operations and financial condition.

We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of the countries in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. In some jurisdictions where we operate, the interpretations of tax laws by the taxing authorities are sometimes unpredictable and frequently involve litigation, introducing further uncertainty and risk as to our tax liability. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently determined to be incorrect, there could be a material adverse effect on us, which may ultimately affect our revenues. See “Business—Legal Proceedings—Tax Proceedings Related to Technical Assistance Agreements.”

We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

The operation of complex infrastructures, such as airports, and the coordination of the many actors involved in its operation require the use of several highly specialized information systems, including both our own information technology systems and those of third-party service providers, such as systems that monitor our operations or the status of our facilities, communication systems to inform the public, access control systems and closed circuit television security systems, infrastructure monitoring systems, air navigation systems, passenger ticketing and boarding, automated baggage handling, points of sale, terminals and radio and voice communication systems used by our personnel. In addition, our accounting and fixed assets, payroll, budgeting, human resources, supplier and commercial, hiring, payments and billing systems and our websites are key to the functioning of our airports. The proper functioning of these systems is critical to our operations and business management. These systems may, from time to time, require modifications or improvements as a result of changes in technology, the growth of our business and the functioning of each of these systems.

While we have contingency plans, backup systems, information and communication redundant systems, testing and certification procedures and information technology auditing systems, among others, these information systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems.

The risk of cyber-crime has been increasing, especially as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially affect the number of passengers at our airports, cause the loss of passenger information, damage our reputation and lead to regulatory penalties and financial losses.

We have implemented continuity measures and technology disaster recovery plans to mitigate the damage from such incidents and in the future may incur in significant costs to protect against security threats or to alleviate problems caused by failures of or breaches to our systems. However, we cannot assure you that these measures will be adequate to prevent disruptions in all cases, the occurrence of which could significantly disrupt our operations, resulting in increased costs, a decline in revenue and significant harm to our business (including our public image) in general.

Our acquisition strategy could involve additional risks to us, many of which could have an adverse effect on our business, financial condition and results of operations.

We continue to examine opportunities to acquire or invest in existing or new concessions that complement or expand our business. These opportunities may involve government-owned entities as well as private sector companies. Any future acquisitions may result in a dilutive issuance of equity securities, incurrence of additional debt, reduction of existing cash balances, amortization of expenses related to goodwill and other intangible assets or other charges to operations. Additional leverage could require us to dedicate cash flow to fund debt service requirements, thus decreasing the funds available to us to finance working capital and business operations generally. All of the foregoing factors could have an adverse effect on our business, financial condition, results of operations or prospects.

Future acquisitions could involve numerous risks, including that we may recognize lower relative operating margins associated with such acquisitions, and we may recognize impairment charges with respect to future acquired assets due to the performance of such assets. Our results of operations may also be affected by the timing of acquisitions, the timing and amount of integration costs related to such acquisitions and the degree to and the rate at which the economic benefits of integration are realized.

Future growth may also place additional demands on our personnel and other resources, including an increased level of responsibility for management. Our ability to manage growth effectively will require us to continue to improve our operational, management and financial systems and controls and to successfully train, motivate and manage our employees. If our management is unable to manage growth effectively, our business could be adversely affected.

Our inability to raise additional financing may limit our operations.

We may have limited ability to incur additional financing for some of our concession agreements, which may entail important consequences for investors, among them (i) limiting our capacity to satisfy our future investment obligations with respect to the airports we operate pursuant to the terms and conditions of our concession agreements, or other capital expenditures required for the operation of such airports; and (ii) limiting our flexibility to take advantage of opportunities for new business within the markets we operate or potential new markets. Any of these situations may ultimately affect our operations and financial results.

Many of our most significant subsidiaries have substantial minority interests outstanding.

We own indirectly 81.3%, 55.7% and 51.0% of our principal Argentina, Italy and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”), Toscana Aeroporti S.p.A. (“TA”) and ICAB. Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders–including, in the case of Italy, public shareholders–of these entities may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

We may have conflicts of interest with ACI Airports S.à r.l., our majority shareholder, and we may not be able to resolve such conflicts on terms favorable to us.

We are currently controlled by ACI Airports S.à r.l., a holding company incorporated in Luxembourg (the “Majority Shareholder”). Conflicts of interest may arise between our Majority Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, allocation of business and investment opportunities and/or the acquisition of airport assets outside of our existing corporate structure. Generally, the Majority Shareholder may from time to time make strategic decisions that it believes are in the best interest of the business as a whole, including its ownership interest in our business. These decisions may be different from the decisions that we would have made on our own and may not be aligned with your interests. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We have been advised by SCF, our ultimate controlling shareholder, that it does not intend to participate in any significant future acquisitions of airport concession assets or airport-related companies, except through us.

The U.S. Federal Aviation Administration or another regulatory agency could downgrade the aviation safety rating of any of the countries in which we operate, which could have a negative impact on passenger traffic.

Under the U.S. Federal Aviation Administration regulations, the aviation safety rating of any of the countries in which we operate could be downgraded. Airlines from such countries could be prevented from expanding or changing their current operations to and from the United States, except under certain limited circumstances, code-sharing arrangements between such airlines and U.S. airlines could be suspended, and operations by such airlines flying to the United States could be subjected to greater administrative oversight. Any such additional regulatory requirements could result in reduced passenger traffic originating in or departing to the United States by non-U.S. airlines operating at our airports or, in some cases, in an increase in that cost of service, which could result in decrease in demand for travel. The Federal Aviation Administration may downgrade the air safety rating of any of the countries in which we operate in the future. The European Aviation Safety Agency and other regulatory agencies may take similar actions, either independently or in response to any such action by the U.S. Federal Aviation Administration. Such actions might reduce our revenues and have a negative impact on passenger traffic.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to and bound by U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190) and the Brazil Clean Company Act of 2014 (Law No. 12,846). These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Many jurisdictions have recently implemented new anti-corruption laws (such as in the case of Argentina and Brazil) or have broadened the scope of existing anti-corruption laws (such as in the case of Italy). The Brazilian Clean Company Act holds companies strictly liable for the corrupt acts of their employees and intermediaries, which means that a company may be held liable for such acts, without a finding of fault on the part of the company. See “—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—The ongoing economic uncertainty and political instability in Brazil may adversely affect our economic and financial condition” and “— Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate— Brazil— We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.” Our business requires that we maintain continuous contact with governments and agencies from the initial bid process for any concession and throughout the entire term of any concession we are awarded. Despite our ongoing efforts to ensure compliance with anti-corruption laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition and results of operations.

Risks Related to Argentina and the AA2000 Concession Agreement

The AA2000 Concession Agreement expires in 2028, unless it is extended by the Argentine Government.

The AA2000 Concession Agreement expires in February 2028. Subject to the satisfaction of certain conditions by AA2000 and the authorization of the Argentine Government, we may extend the term of the AA2000 Concession Agreement for an additional period of up to 10 years. We have made a formal request to the Organismo Regulador del Sistema Nacional de Aeropuertos (the “ORSNA”) to extend the term of the concession for the additional 10-year period. However, under Section 5.2 of the AA2000 Concession Agreement, if the concession is extended, the Argentine Government has reserved the right to maintain, modify or eliminate the exclusivity granted under the concession. In case the Argentine Government does not extend the AA2000 Concession, our revenue will be significantly affected.

Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

Pursuant to the AA2000 Concession Agreement, on or after February 13, 2018, the Argentine Government has the right to “buy-out” (“rescatar”) the AA2000 Concession Agreement upon prior notification to us. In the event the Argentine Government were to exercise this option, it would be required to indemnify us in an amount equal to the value of the non-amortized aeronautical investments we have made as of the time of the buy-out, multiplied by 1.10, plus the value of all other investments we made that have not been amortized. The Argentine Government would not be required to indemnify us for investments that were not included in our investment plan or that were not approved by the ORSNA. The Argentine Government would also not be required to indemnify us for lost revenue. The Argentine Government would be required to assume in full any debts incurred by us to acquire goods or services for the purposes of providing airport services, except for debts incurred in connection with the investment plan for which we would be compensated as part of the payment made to us by the Argentine Government. Subsequent to such buy-out, we may have other claims against the Argentine Government or the ORSNA, but we may not prevail on these claims.

Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under our 6.875% senior secured notes due 2027 (the “Argentine Notes”), which will result in automatic acceleration of the Argentine Notes. As of the date of this annual report, the total amount outstanding under the Argentine Notes is U.S.$400.0 million. The Argentine Government’s indemnification obligations in combination with the collateral structure under the Argentine Notes may not be adequate to repay the holders of such notes. See “Indebtedness.”

During the years ended December 31, 2017, 2016 and 2015, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 63.2%, 61.3% and 65.8%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us, or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to review annually AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by making adjustments to (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. Since the renegotiation of the AA2000 Concession in 2007, the Argentine Government has reviewed the financial projections six times. Effective January 1, 2017, the ORSNA adjusted the fees we may charge by decreasing the fee for international passengers from U.S.$57.00 to U.S.$49.00 and increasing the fee for domestic passengers from AR$29.73 to AR$74.33, in a way we believe is detrimental to us and therefore, we have filed a claim regarding this adjustment of fees. As of the date of this annual report, such claim has not been resolved.

In addition, the Argentine Government has recently hired a consulting firm to review the terms and conditions of the AA2000 Concession Agreement. According to the ORSNA, the Argentine Government is seeking to obtain detailed information about the quality of service provided by our airports under the AA2000 Concession Agreement as compared to the service levels at other international airports. It is unclear whether the Argentine Government expects to take any action based on the results of the consultant’s review.

If the ORSNA adjusts the fees we may charge or that we must pay under the AA2000 Concession in a way that is detrimental to us, if the ORSNA fails to adjust such fees in order to restore the AA2000 Concession Agreement’s economic equilibrium, or if the ORSNA seeks to modify our rights under the AA2000 Concession Agreement, such adjustments or failures to adjust, may have a material adverse effect on our business, financial condition and results of operations.

We and the Argentine Government expect to renegotiate the terms of our AA2000 Concession. The Argentine Government has indicated to us that it will not consider that the consummation of our initial public offering will affect its possible position in any renegotiation process and/or any of its rights under the AA2000 Concession or applicable law. Any renegotiated terms of our AA2000 Concession could have a material adverse effect on our business, financial condition and results of operations. If the parties fail to reach an agreement in any such renegotiation process, the Argentine Government could exercise its option to buy out the AA2000 Concession. See “—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.

The ORSNA reviews our capital expenditures to monitor our compliance with the investment plan under the AA2000 Concession Agreement, and to record such expenditures in the registry maintained by the ORSNA. If a capital expenditure is approved by the ORSNA, it is then entered into its registry.

Accordingly, we may record investments in any given period that have not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all. Our capital expenditures for the years ended December 31, 2017, 2016, 2015 and 2014, are currently under review by the ORSNA. In addition, we filed claims with the ORSNA in connection with the investment amounts recognized by the ORSNA for the years ended December 31, 2013, 2012 and 2011, which as of the date of this annual report have not been resolved.

The ORSNA may reject the transactions whereby Cedicor S.A. acquired from Societa per Azioni Esercizi Aeroportuali and from Riva S.A.I.I.C.F.A. 8.5% and 0.85% of AA2000’s shares, respectively.

In June 2011, our subsidiary, Cedicor S.A. (“Cedicor”), which is the controlling shareholder of Corporación América S.A. (“CASA”), agreed to purchase from Societa per Azioni Esercizi Aeroportuali (“SEA”) 21,973,747 class A shares of AA2000, which represented 8.5% of AA2000’s ordinary capital and voting stock, and 2.5% of its capital stock on a fully diluted basis (including the preferred shares). In addition, in July 2011, 2,197,375 Class B Shares of AA2000 which represented 0.85% of AA2000’s ordinary capital and voting stock, and 0.25% of the capital stock on a fully diluted basis (including the preferred shares), were transferred to Cedicor by Riva S.A.I.I.C.F.A. (“Riva”).

Both of these transfers are subject to the prior authorization of the ORSNA. As of the date of this annual report, the ORSNA has not issued any resolution approving or rejecting such transaction. While this approval is pending, all economic and political rights pertaining to the shares, including all distributed dividends, have been assigned to Cedicor pursuant to the terms of the sale agreements between Cedicor and SEA and between Cedicor and Riva.

If the ORSNA rejects the transfers of shares, Cedicor is entitled to transfer the shares to a third party upon the ORSNA’s approval within 18 months of the date that ORSNA notifies Cedicor of its denial resolution. If the ORSNA subsequently rejects the transfer to the proposed third party, the agreements between Cedicor and each of SEA and Riva will cease to have any effect, except that (i) all payments made by Cedicor to SEA and Riva shall be retained by SEA and Riva; and (ii) all dividends distributed or to be distributed by AA2000 to Cedicor with respect to the transferred shares and all additional shares subscribed by Cedicor in exercise of the pre-emptive rights pertaining to such shares shall be retained by Cedicor. In such case, SEA and Riva will be reinstated as owners of all of the shares originally proposed to be transferred to Cedicor.

While we have no reason to believe that the transaction will be rejected, if the transaction is rejected by the ORSNA, then the ownership of AA2000 will be affected which in turn could ultimately reduce our share of the earnings of AA2000 which may not be completely offset by the consideration received from any transfer of the shares to a third party.

Our operations in Argentina depend on macroeconomic conditions in Argentina.

Our business and financial results in Argentina depend to a significant degree on macroeconomic, political, regulatory and social conditions therein, generally, and in the City of Buenos Aires, especially. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation, and may experience further volatility in the future.

Over the last years, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other things, the crisis resulted in Argentina defaulting on its sovereign foreign debt obligations, a significant devaluation of the Argentine peso and ensuing inflation, and the introduction of emergency measures that affected many sectors of the economy. Although Argentina has largely recovered from crisis, the pace of growth of Argentina’s economy has diminished.There is an increasing need for capital investment in many sectors. A decline in international demand for Argentine products, a lack of stability and competitiveness of the Argentine peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy. Any of these factors may be especially significant if they have a concentrated impact on the City of Buenos Aires metropolitan region where our two main airports in the country are located. More recently the economy has shown signs of a slowdown, primarily due to the decline in global commodity prices and adverse conditions in Brazil, one of Argentina’s principal trading partners.

Volatility in the Argentine economy and measures taken by the Argentine Government have had and are expected to continue to have a significant impact on us. A decline in economic growth, increased economic instability or an expansion of economic policies and measures taken by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us—all developments over which we have no control—could have an adverse effect on our business, financial condition or results of operations.

The long-term impact of the presidential and congressional elections on the future economic and political environment of Argentina is uncertain.

The administration of Mauricio Macri took office on December 10, 2015. Since taking office, the new administration has announced and implemented several significant economic and policy reforms, including, among others: foreign exchange and trade reforms, electrical system state of emergency and reforms, reforms of gas prices, financial Policy and deficit reduction.

The long term impact that these measures and any future measures Macri’s administration may implement will have on the Argentine economy cannot be predicted. Some of the measures proposed by Macri’s administration may generate political and social opposition, which may in turn prevent the new government from adopting its proposed measures. Likewise, congressional elections were held in Argentina in October 2017, and although Macri’s party won in most jurisdictions, there is still uncertainty as to the administration’s ability to pass its proposed agenda or as to the possibility that some of the market reforms already executed may be reversed or amended.

We can offer no assurances as to the policies that may be implemented by the new Argentine administration, or that political developments in Argentina will not adversely affect our financial condition and results of operations.

The long-term impact of the recent reforms to several Argentine economic indices is uncertain.

From 2007 to 2015, the Argentine National Statistics and Censuses Institute (Instituto Nacional de Estadística y Censos) (the “INDEC”) underwent a process of institutional and methodological reforms that have created controversy with respect to the reliability and credibility of its reports with respect to the consumer price index, as well as other indexes published by the INDEC, including inflation, gross domestic product and unemployment data.

During December 2015 and January 2016, the Macri administration declared the national statistical system and the INDEC to be in a state of administrative emergency. The INDEC resumed its publication of the consumer price index in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC recently released revised GDP data for the years 2006-2015.

These events may affect the Argentine economy and investors’ perception of the country even after institutional and methodological reforms undertaken by the INDEC. Adverse economic developments, in turn, may ultimately affect the number of passengers in our airports in Argentina.

Argentina’s ability to obtain financing from international markets may be limited, which may in turn impair its ability to implement reforms and public policies and foster economic growth and could impact the ability of Argentine companies to obtain financing.

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the International Monetary Fund. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not swapped in the 2005 restructuring. As a result of debt exchanges in 2005 and 2010, Argentina restructured approximately 92% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructurings filed lawsuits against Argentina in several countries, including the United States. In February 2016, the new Argentine administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the injunctions imposed by the U.S. courts. In March 2016, after the U.S. District Court agreed to vacate the injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law 27,249 and repealed the so-called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt swaps. In recent months, the Argentine Government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a U.S.$16.5 billion international offering of bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

Additionally, foreign shareholders of several Argentine companies have filed claims with the International Centre for Settlement of Investment Disputes (“ICSID”) alleging that the emergency measures adopted by the Argentine Government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. ICSID has ruled against Argentina with respect to many of these claims.

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine Government resulted and may result in material judgments against the government, may lead to attachments of or injunctions relating to Argentina’s assets and could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine Government, or any future defaults on its financial obligations, may prevent Argentine companies, such as us, from accessing the international capital markets or cause the terms of any such transactions to be less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition. Therefore, our ability to obtain favorable financing to develop or grow our operations in Argentina and in our airports may be impaired.

In June 2017, after the Macri administration had entered into settlement agreements with certain holdout bondholders, Argentina completed the U.S.$2.75 billion sale of 100-year government bonds. However, if, for any reason, Argentina is not able to access capital markets in the future, it could have a negative impact on our ability to obtain financing and our financial condition in Argentina.

Historical exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit, adversely affecting the Argentine economy, and, as a result, our financial condition and results of operations.

Exchange controls introduced in Argentina in the past, and in particular after 2011 during the prior administration, gave rise to an unofficial U.S. dollar trading market, and the Argentine peso/U.S. dollar exchange rate in that market substantially differed from the official Argentine peso/U.S. dollar exchange rate. Additionally, the level of international reserves deposited with the Argentine Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011, to U.S.$25.6 billion as of December 31, 2015. The decline in international reserves reduced the Argentine Government’s ability to intervene in the foreign exchange market and to provide access to such markets to private sector entities. The Macri administration has eliminated a significant portion of foreign exchange restrictions, including certain currency controls that were imposed by the previous administration. On August 8, 2016, the Argentine Central Bank introduced material changes to the foreign exchange regime and established a new foreign exchange regime by means of Communication “A” 6037 that significantly eases access to the free floating foreign exchange market. As of April 13, 2018, the level of international reserves deposited with the Argentine Central Bank had increased again to U.S.$61.6 billion.

Although the Macri administration has lifted most of the restrictions on capital inflows and outflows in and from Argentina and the level of international reserves deposited with the Argentine Central Bank have increased significantly, in the future the Argentine Government could impose new exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets and our ability to make payments abroad may be affected. Such measures could lead to political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. The Argentine Government increased the minimum salary to AR$3,300 in August 2013, to AR$3,600 in January 2014, to AR$4,400 in September 2014, to AR$5,588 in August 2015, to AR$6,060 in January 2016 and to AR$8,060 in January 2017. From July 1, 2017 and until December 31, 2017, the minimum monthly salary of private employees has been set at AR$8,860. As of January 1, 2018, the minimum monthly salary of private employees is AR$9,500.

In the future, the Argentine Government could take new measures requiring salary increases or additional employee benefits, and the labor force and labor unions may pressure employers to implement those measures. Increases in wages or employee benefits could result in added costs and adversely affect our results of operations in Argentina.

Increased public expenditures could result in long-lasting adverse consequences for the Argentine economy.

In recent years, the Argentine Government has substantially increased public expenditures. Although in 2017, public sector expenditures decreased by 40.4% as compared to 2016, the Argentine Government reported a primary fiscal deficit of 3.9% of GDP, according to the Argentine Ministry of Treasury. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

Restrictions on imports may adversely affect our revenues from cargo operators, as well as our ability to access capital goods that are necessary for our operations.

In 2012, the Argentine Government adopted an import procedure (declaraciones juradas anticipadas de importación), pursuant to which local authorities must pre-approve any import of products and services to Argentina as a precondition to allow importers to access the foreign exchange market to pay for such imported products and services. In 2012, the European Union, the United States and Japan filed claims with the World Trade Organization against certain import-related requirements maintained by Argentina. Recently, the World Trade Organization determined that those measures are not consistent with Argentina’s obligations under the World Trade Organization and requested their elimination. On December 22, 2015, through Resolution No. 3,823, the Argentine Federal Administration of Public Income (Administracion Federal de Ingresos Publicos) removed the import authorization system and replaced it with the new Comprehensive Import Monitoring System (Sistema Integral de Monitoreo de Importaciones). Among other changes, local authorities must now reply to any approval requests within a ten-day period from the date of filing.

If the Argentine Government further modifies the current import regulations and/or restricts the import of certain products, our revenues derived from cargo operations may be adversely affected.

A continued decline in the global prices of Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth.

Since the beginning of 2015, international commodity prices of Argentina’s primary commodity exports such as soy, wheat and other agricultural products have declined, which has had an adverse effect on Argentina’s economic growth. If international commodity prices continue to decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues.

These circumstances could have a negative impact on the levels of consumer discretionary spending, government revenues, available foreign exchange and the Argentine Government’s ability to service its sovereign debt, and could generate either recessionary or inflationary pressures, depending on the Argentine Government’s reaction. Any of these results could adversely impact Argentina’s economic growth and our financial condition and results of operations.

The Argentine economy could be adversely affected by economic developments in other global markets and by more general “contagion” effects.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. Brazilian demand for Argentine exports has generally declined over the past five years and further deterioration of economic conditions in Brazil may increasingly reduce demand for Argentine exports and create advantages for Brazilian imports. Further adverse developments in the Brazilian political and economic crisis may have further negative effects on the Argentine economy and our operations.

Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Significant fluctuation in the value of the Argentine peso may adversely affect the Argentine economy as well as our financial condition and results of operations.

The Argentine peso has suffered significant declines against the U.S. dollar and has continued to decline against the U.S. dollar. Despite the positive effects of the decline of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, it can also have far-reaching negative impacts on the Argentine economy and on businesses’ and individuals’ financial condition.

After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated 14.4% against the U.S. dollar in 2012, 32.6% in 2013, 31.2% in 2014, 52% in 2015, 22.2% in 2016 and approximately 20.3% in 2017. Since the depreciation of the Argentine peso in December 2015, the Argentine Central Bank has allowed the Argentine peso to float and has limited its intervention only to ensure the orderly functioning of the foreign exchange market. As of April 17, 2018, the exchange rate was AR$20.1 to U.S.$1.00. If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface. Moreover, it could result in a material adverse effect on our financial condition and results of operations due to our exposure to financial commitments in U.S. dollars.

International and regional passenger use fees are denominated in U.S. dollars and are payable in both U.S. dollars and Argentine pesos. Currency exchange rate volatility directly affects conversions of U.S. dollars into Argentine pesos. Any appreciation in the value of the Argentine peso against the U.S. dollar may reduce our cash flows. Conversely, any depreciation in the value of the Argentine peso against the U.S. dollar may increase our cash flows.

The overall cost increase of international travel as a result of fluctuations in currency exchange rates could potentially lead to decreased passenger traffic volume as a result of increases in travel costs. A large decrease in the value of a particular foreign currency relative to the value of the Argentine peso or the U.S. dollar, as applicable, could have an adverse effect on the number of international air passengers originating from nations that use such devalued currency.

Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 31.6% for 2015, 41.0% for 2016 and 24.6% for 2017.

High inflation could undermine Argentina’s foreign competitiveness by diluting the effects of the depreciation of the Argentine peso, negatively affecting the level of economic activity and employment, and undermining confidence in Argentina’s banking system, which could further limit the availability of domestic and international financing to businesses. Furthermore, a portion of Argentina’s sovereign debt is subject to adjustment by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), a currency index that is strongly related to inflation. Therefore, any significant increase in inflation could cause an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could aggravate the pressure on the Argentine economy. If inflation remains high or continues to increase, Argentina’s economy may be negatively affected and our results of operations could be materially affected.

Government intervention in the Argentine economy could adversely affect the economy and our financial condition and results of operations.

During past years, the Argentine Government increased its direct intervention in the economy, including through the implementation of expropriations or nationalizations and price controls. In 2008, the Argentine Government nationalized the Argentine private pension funds (Administradoras de Fondos de Jubilaciones y Pensiones) and in April 2012, the Argentine Government nationalized the Argentine energy company Yacimientos Petrolíferos Fiscales.

Although the current administration has not implemented or advocated any nationalization or expropriation measures, similar measures, such as mandatory renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, that may be adopted by the Argentine Government in the future could adversely affect our business, financial condition and results of operations.

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

Italy

Our revenues and operations may be affected if the Ente Nazionale per L’Aviazione Civile (“ENAC”) and the Ministro delle Infrastrutture e Dei Transporti (“MIT”) do not comply with the executed Financing Program Agreement (Contratto Di Programma Quadro Di Finanziamento), to finance the works in the Florence Airport as required by the Florence Airport Master Plan.

On February 16, 2017, TA, MIT and ENAC executed an agreement whereby TA agreed to conduct the works in the Florence Airport master plan. ENAC, together with MIT, agreed to partially finance the works through a €150.0 million financing commitment. If these governmental entities do not provide such financing, the completion of the works at the Florence Airport may be delayed. We may not be able to replace such financing for completion of the works on comparable terms or at all. If any of these situations arise, our results of operations and revenues may be affected.

If the approval process from local and national authorities of the master plan for the Florence Airport is further delayed, our financial results from the operation of such airport will be negatively impacted.

Under the current master plan for the Florence Airport, we are planning to complete certain construction and renovation works. Prior to commencement of such works, we require technical, environmental impact study and urban planning approvals, among others, to be granted by local and national authorities. The approval process is taking longer than initially anticipated and therefore, completion of the projects is also being delayed. Our ability to increase revenues and profits derived from the operation of the Florence Airport will be adversely affected if the approval process is further delayed.

The exercise of the special powers of the Italian Government may restrict our ability to take certain corporate actions or restrict the ability of investors to acquire a significant stake in our share capital.

Certain regulations concerning legal restrictions on transfer of assets of strategic national importance to persons or entities that are not residents of the European Union may apply to us, as controlling shareholder of TA, the operator of our Italian Airports.

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree 21/2012”), as converted with amendments into Law No. 56 of May 11, 2012, which granted the Italian Government special powers (the “Golden Powers”), could been triggered as a result of our initial public offering in the event that: (i) we try to transfer our shareholding in TA and/or the Italian Airports; or (ii) a controlling stake of our share capital is transferred to a third party in the future, the Italian Government may exercise its powers under Law Decree 21/2012. Below is a description of the procedure that would apply in such a case. As of the date of this annual report, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree 21/2012.

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. In particular, these provisions state that, in relation to companies that own one or more of such strategic assets, the Italian Government may:

•	veto any resolutions, acts and transactions that would (i) determine a change in the ownership, control, or transferability of those assets themselves or change their use, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety and operation of the networks and installations, and the continued provision of services (Article 2, paragraph 3);

•	impose conditions requiring certain buyers outside the European Union to give guarantees in any purchase and for any reason, (Article 2, paragraph 5), of shareholdings in an amount that would give the buyer control of the company purchased, pursuant to Article 2359 of the Italian Civil Code and the Consolidated Financial Services Act, if such a purchase poses a serious threat to public interest in the security and operation of networks and installations and the continued provision of services (Article 2, paragraph 6); and

•	oppose the purchase described in sub-section b), if such a purchase entails exceptional risks to the protection of public interest relating to the security and operation of networks and installations and continued provision of services, which cannot be mitigated by the buyer committing to guarantee the protection of such interests (Article 2, paragraph 6).

Article 2 of the Decree of the President of the Italian Republic No. 85 of March 25, 2014 has identified “strategic assets” in the transport industry in Italy as large networks and plants of national interest, intended to ensure the main trans-European corridors and the related conventional reports, including (i) ports of national interest; (ii) airports of national interest; and (iii) national railroad networks of relevance for trans-European networks.

The infrastructure located at our airports in Italy fall within the definition of  “strategic assets” mentioned above.

As a result, our ability to enter into certain commercial transactions (and, in particular, those involving the transfer of the shareholding in TA and/or the strategic assets owned by TA) may be further restricted by the Italian Government’s decision to exercise its Golden Powers with respect to the management of strategic transport assets in Italy. Furthermore, in the future, our or our shareholders’ ability to enter into change of control or takeover transactions may be impacted by the exercise by the Italian Government of its special powers under the Golden Powers rules. In either case, this may limit our ability, as TA’s shareholder, to benefit from the proceeds of certain proposed asset sales or acquisitions or business combinations, and may limit our shareholder’s ability to benefit from possible premiums connected to a proposed change in control transaction or tender offer.

If the Italian Government exercises these Golden Powers in the future with respect to any transaction involving, directly or indirectly, TA and/or the Italian Airports, such exercise could have a material adverse effect on our business, financial condition, results of operations or prospects in the future.

Volatility in the global financial markets resulting from the recurrence of the Eurozone crisis, geopolitical developments in Eastern Europe or otherwise could have a material adverse effect on our business, financial condition and results of operations.

Volatility in the global financial markets could have an adverse effect on the economic recovery in the United States and could result from a number of events, including a relapse in the Eurozone crisis, geopolitical developments in Eastern Europe or otherwise. The effects of the Eurozone crisis, which began in late 2009 as part of the global economic and financial crisis, continued to impact the global financial markets through 2013. Numerous factors continued to fuel the Eurozone crisis, including continued high levels of government debt, the undercapitalization and liquidity problems of many banks in the Eurozone and relatively low levels of economic growth. These factors made it difficult or impossible for some countries in the Eurozone to repay or refinance their debt without the assistance of third parties. As a result of the combination of newly implemented austerity programs, debt write-downs and the European Central Bank’s commitment to restore financial stability to the Eurozone, as well as the finalization of the primary European Stability Mechanism bailout fund, in 2013 and into 2014 interest rates began to fall and share prices began to increase. Although these trends have helped to stabilize the effects of the Eurozone crisis, the underlying causes of the crisis have not been completely eliminated.

In particular, in the second quarter of 2014, Italy’s economy entered a recession for the third time since 2008, underscoring the residual weakness of certain Eurozone economies. In June 2017, the European Central Bank announced that two small local Italian banks, Banca Popolare di Vicenza and Veneto Banca, were failing due to such bank’s reported breach of supervisory capital requirements. While the Single Resolution Board of the European Central Bank elected not to intervene, the Italian Government has decided to provide bailout funds to the two banks in order to protect depositors. Future bank failures in Italy could potentially affect our ability to obtain local financing from local banks in Italy. Furthermore, a weaker economy in Italy may lead to a decrease in air travel and related spending, which may have a material adverse effect on our business, financial condition and results of operations.

If other economies in the Eurozone experience similar trends in the near term, volatility in the global financial markets could return to levels experienced in the peak of the Eurozone crisis, which could have a material adverse effect on our business, financial condition and results of operations.

We intend to transfer our handling and security services from TA to a third party.

We currently directly provide handling and security services at the Florence Airport and Pisa Airport. However, we are in the process of transferring these businesses, services and employees to a third-party service provider. Such transfer or process of transfer could potentially result in either temporary or periodic disruption of operations due to work stoppages, protests or the transferred employees may seek to challenge the legitimacy of the transaction in the courts under applicable Italian law. Any such work stoppages may affect the experience of our passengers at such airports, reduce our revenues or potentially negatively affect their decisions to use such airports in the future.

Coordinating compliance with regulatory obligations may strain our resources and divert management’s attention.

TA is listed on the Milan Stock Exchange. As a public company, TA is subject to the reporting requirements of local regulations in Italy and other applicable securities rules and regulations. Compliance with these rules and regulations involves our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on TA’s systems and resources. Coordination between TA and us to comply with our respective regulatory and filings procedures can be burdensome, divert management’s attention and affect our daily operations and business.

In addition, the interests of TA’s public shareholders may not be the same as the interest of our new public shareholders or the Majority Shareholder. This conflict of interest may affect our operation and business.

The Alitalia Air Company bankruptcy proceeding, or any other bankruptcy proceeding filed by any of the other airlines that service any of the airports we operate, may affect our operations and revenue.

In May 2017, Alitalia Air Company (Società Aerea Italiana or “Alitalia”), filed for bankruptcy for a third time. The Italian Government did not institute a bailout program and is currently undertaking a sales process for Alitalia. Alitalia represented 4.4% of revenue in Italy in 2017 and 0.5% of our consolidated revenue in 2016. If we are unable to replace Alitalia’s business, the financial results and condition of our Italian operations could be adversely affected.

Furthermore, if any of our aeronautical customers were to reduce their use of our airports or cease to operate in them for any reason, including bankruptcy, the remaining airlines may not increase their flight frequency to replace the flights our aeronautical customers were no longer operating, in which case, our business would be adversely affected.

Our organization, management and control model may prove to be inadequate or insufficient pursuant to the requirements of the Italian Legislative Decree 231/2001.

TA is subject to the obligations arising from Legislative Decree No. 231 of June 8, 2001 (“Italian Legislative Decree 231/2001”). Italian Legislative Decree 231/2001 introduced a specific system of enterprise liability for several types of criminal offenses committed in corporate interest and/or to its advantage by persons in senior management positions or those persons’ subordinates.

In compliance with the Italian Legislative Decree 231/2001, TA has adopted and has currently in place an organization, management and control model (the “231 Model”) in order to adopt corporate governance structures and risk prevention systems to stop managers, executives, employees and external collaborators from committing crimes. However, the adoption of a 231 Model does not itself exclude any form of liability under Italian Legislative Decree 231/2001, and failure to update the 231 Model increases the risk that administrative liability under Italian Legislative Decree 231/2001 may arise. If TA’s 231 Model proves to be inadequate or insufficient following a violation committed by any of our managers, executives, employees and/or external collaborators, TA may be subject to pecuniary fines, suspension or revocation of licenses, permits or even disqualification from the public administration registry and prohibition on contracting with Italian public authorities. If any of these situations arises, our operations and business may be significantly affected.

We might be negatively affected by government instability in Italy.

Over the last 67 years, Italy has had 61 different governments. We have no control over and cannot predict the effects of future changes in the Italian Government and the future policies that these new governments may adopt. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect us and the price of our common shares.

Brazil

Officials of the entity that controls Infravix, a former shareholder of ICASGA and ICAB, were found guilty of corruption, money laundering and criminal organization in connection with the Car Wash Affair.

In recent years, the Office of the Brazilian Federal Prosecutor has been conducting various ongoing investigations into allegations of money laundering and corruption in Brazil, including the largest investigation, known as Lava Jato (the “Car Wash Affair”).

In 2014, Engevix (the entity that controlled Infravix, a former shareholder of ICASGA and ICAB) was the subject of investigations and allegations related to the Car Wash Affair. In 2015, Engevix’s executive officers were found guilty and required to pay penalties for corruption, money laundering and criminal organization in connection with Engevix’s engineering and construction companies unrelated to their airport business. According to public sources, these penalties are still under review by local courts in Brazil.

As part of the Brazilian Consolidation, we acquired all of the interests owned by Infravix in Inframerica and in ICAB and, as a result, Infravix is no longer a shareholder in either Inframerica or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them and, to our knowledge, the investigations of Engevix are related solely to its engineering and construction businesses and not to their investments in either ICAB or ICASGA. However, to the extent any of Engevix’s executive officers are found to have acted illegally in connection with business directly involving ICAB or ICASGA, we could be subject to penalties or reputational harm which, in either case, could have a material adverse effect on our business.

We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.

We have identified three payments totaling approximately U.S.$250,000 made by ICAB during 2014, when Infravix was still an indirect shareholder of ICAB, to individuals or entities that the press have suggested made illegal payments to government officials on behalf of corporate clients. We have been unable to identify a proper purpose for some of these payments. We may be, but have no official notice that we are, under investigation by Brazilian authorities in connection with these payments. We could be exposed to reputational harm and other adverse effects in connection with these payments. If these payments are ultimately found to have been improper, we could be subject to fines and sanctions, as well as other penalties. Any of the foregoing effects could have a material adverse effect on our business.

The ongoing economic uncertainty and political instability in Brazil may adversely affect our economic and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Car Wash Affair, have negatively affected the Brazilian economy and political environment. Members of the Brazilian Government as well as senior officers of large state-owned companies have faced or are currently facing allegations of corruption and money laundering as a result of the Car Wash Affair. These individuals are alleged to have accepted and/or offered bribes by means of kickbacks on contracts granted by the Brazilian Government to several infrastructure, oil and gas and construction companies. These kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. A number of senior politicians, including former president Luiz Inacio da Silva, members of the Brazilian Congress, and high-ranking executive officers of major corporations and state-owned companies in Brazil have been arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions. The potential outcome of the Car Wash Affair as well as other ongoing corruption-related investigations is uncertain, but they have already had an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. These investigations and allegations may lead to further political and economic instability, and new allegations against government officials may arise in the future.

On April 17, 2016, the Brazilian House of Representatives voted to hold a trial on impeachment charges against former President Rousseff and suspended her from office. President Rousseff was replaced by Vice President Michel Temer, who served as acting President until Ms. Rousseff was impeached and permanently removed from office by the Brazilian Senate on August 31, 2016. While President Temer is expected to serve as President until December 2018, he is currently under investigation for corruption and the Office of the Brazilian Federal Prosecutor is seeking his indictment. Likewise, former president Luiz Inácio da Silva was recently sentenced to 9.5 years in jail for his conviction for corruption and is currently appealing such conviction. He is also subject of several other ongoing criminal investigations. Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on our Brazil operations and on us.

We expect to incur losses in our Brazilian operations for the next several years due to the accretion of the financial liability recognized as a result of the fixed concession fee committed.

Under the Brazilian Concession Agreements with the Brazilian Government for the operation of the Brasilia Airport and the Natal Airport (as defined below), we are obligated to pay an annual fixed concession fee which is adjusted for inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Now, we measure the liability at amortized cost using an effective interest rate. Any change in the current market-based discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. During the year ended December 31, 2017, 2016 and 2015, we recognized a loss of U.S.$98.1 million, U.S.$107.4 million and U.S.$2.0 million, respectively, relating to these effects. See Note 22 to our Audited Consolidated Financial Statements.s. We expect the accretion described above to occur in a similar magnitude in the next several years.

We may not be able to achieve our strategy to expand commercial activities at the Brasilia Airport.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an approximately 40,000 square meter gross leasable commercial area connected to the existing terminal, which will also be completely accessible from outside of the passenger departure area. We expect that the total cost of such development will be U.S.$190.0 million. Although ICAB could partner with third parties to complete the investment associated with such expansion, ICAB may elect to fund all or a part of the cost of the development with a mix of cash and financing obtained in the local market. If ICAB provides the capital and the costs of development exceed the current budget, the completion of the construction projects is delayed or the commercial area fails to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could adversely affect us.

The Brazilian Government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian Government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls and currency devaluations. We have no control over and cannot predict what measures or policies the Brazilian Government may take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian Government will implement changes in policy or regulation in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian capital market and securities issued by Brazilian companies. Furthermore, a significant percentage of the revenue of the Brasilia Airport and the Natal Airport derives from the subleasing of rental space within and around the airport. Should such subleases not be renewed given the macroeconomic situation in Brazil, the results of operations of our Brazilian operations could be negatively affected.

Exchange rate instability may have adverse effects on the Brazilian economy and us.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real depreciated against the U.S. dollar by 46.6% in 2015, and by 13.7% in 2014. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.9048 per U.S. dollar on December 31, 2015, R$3.2591 per U.S. dollar on December 31, 2016 and R$3.3078 per U.S. dollar on December 31, 2017, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

We may not be successful in our claims before the Brazilian National Civil Aviation Agency (Agencia Nacional de Aviação) (“Brazilian ANAC”), and we may not prevail in any arbitration proceeding challenging claims denied by the Brazilian ANAC.

On January 13, 2016, ICAB filed claims before the Brazilian ANAC in the total amount of R$758.0 million (U.S.$253.1 million), requesting the economic re-equilibrium of ICAB’s concession agreement based on, among other things, additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal.

In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$196.8 million (U.S.$61.2 million) requesting the economic re-equilibrium of ICAB’s concession agreement based on, among other things, the loss of revenues as a result of the modification to the rules and regulations affecting the air traffic system at the Congonhas airport. In total, ICAB has claims in the amount of R$734.0 million (U.S.$225.9 million) that were denied by the Brazilian ANAC.

Claims in the amount of R$454.1 million (U.S.$120.2 million) were denied by the Brazilian ANAC, and ICAB expects to initiate an arbitration proceeding with respect to the denied claims. The remaining claims are under review by the Brazilian ANAC.

On December 29, 2015, ICASGA filed claims in the total amount of R$1.0 billion (U.S.$263.1 million) before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement. In total, ICASGA has claims in the amount of R$957.0 million (U.S.$251.7 million) that were denied by the Brazilian ANAC.

Both ICAB and ICASGA expect to initiate a judicial or an arbitration proceeding with respect to the denied claims.

The failure to recover such claimed amounts could adversely affect our profitability in future periods as a result of not being able to include these amounts in our income or to use the funds for general corporate purposes.

Uruguay

Our revenue derived from the operation of the airports in Uruguay could be adversely affected by the deterioration of neighboring markets.

In 2002, Uruguay experienced its steepest economic and financial crisis in recent history, resulting mostly from external factors. Devaluation in neighboring Brazil in 1999 and recent political and economic crises in Brazil made Uruguayan goods less competitive. Starting in late 2001, an economic crisis in Argentina also undermined Uruguay’s economy. In mid-2002, Argentine withdrawals from Uruguayan banks started a bank run that was overcome only by massive borrowing from international financial institutions, leading in turn to serious debt sustainability problems.

As the number of passengers that use the airports we operate in Uruguay remains highly linked to the numbers of passengers using the airports in Uruguay’s main trading partners, such as Brazil and Argentina, any deterioration of a neighboring market could have a material impact on the number of passenger at our Uruguayan airports which, in turn, could adversely affect our business, results of operations and financial condition.

Ecuador

The results of the Ecuadorian presidential elections in April 2017 may create further political instability which may adversely affect our business, financial condition and results of operations.

On April 2, 2017, Lenin Moreno narrowly won the Ecuadorian presidential election by a margin of 3% of votes cast, amid widespread accusations of voting irregularities. Voting officials recounted up to 1.3 million votes, representing 10% of all votes cast, despite opposition leader Guillermo Lasso’s call for a full recount of all votes cast. On August 3, 2017, President Moreno removed Vice President Jorge Glas from office due to his alleged connection to the Car Wash Affair. We have no control over and cannot predict the effects of Lenin Moreno’s administration or policies. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect us.

The ongoing economic uncertainty in Ecuador may adversely affect us.

Ecuador defaulted on a sovereign debt obligation in 2008 and its economic policies have created uncertainty about its future. The Ecuadorian economy is heavily dependent on the oil industry, and the decline of oil prices in 2014 and 2015 had a significant impact on the Ecuadorian economy and its national budget. Due to Ecuador’s dollarized economy, the strength of the U.S. dollar against local currencies of Ecuador’s trading partners has negatively impacted the export sector in Ecuador. All of the foregoing has increased uncertainty as to the future economic conditions in Ecuador which may affect our revenue derived from the Ecuadorian airports. A weaker economy may lead to a decrease in air travel and related spending, which may have a material adverse effect on our business, financial condition and results of operations.

Tensions with Colombia may affect the Ecuadorian economy and, consequently, our results of operations and financial condition in the future.

Diplomatic relations between Ecuador and Colombia have from time to time been tense and affected by events surrounding the Colombian armed forces’ engagement with the Revolutionary Armed Forces (Fuerzas Armadas Revolucionarias de Colombia, known as FARC), particularly on Colombia’s borders with Ecuador. Any future deterioration in relations with Colombia may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on trade balance, economy and the general security situation, which may adversely affect our results of operations and financial condition.

Armenia

Our operations in Armenia are significantly affected by travel to and from Russia.

For the year ended December 31, 2017, approximately 65.0% of the traffic to our airports in Armenia came from Russia. In the last two years, the Russian ruble has experienced significant depreciation against many world currencies. In addition, Russia has been subject, and may be subject in the future, to economic and other sanctions from the United States, other European nations and neighboring countries. Adverse developments relating to and occurring in Russia would have a negative impact on our operations in Armenia.

Armenia’s relations with Azerbaijan may deteriorate.

The dissolution of the Soviet Union, which allowed its constituent republics, including Armenia, to become sovereign nation states, also led other groups to assert claims for independence, sometimes leading to violent clashes. Such clashes have occurred, for example, in Russia’s Chechnya region, in Moldova’s Transdniester region and in Georgia’s Abkhazia and South Ossetia regions.

In December 1991, the population of Nagorno-Karabakh, a predominantly ethnic Armenian enclave on the border of Armenia and Azerbaijan, voted in favor of the establishment of the Nagorno-Karabakh Republic, now known as the Republic of Artsakh. After a period of armed conflict during which Azerbaijan tried to assert control over the Nagorno-Karabakh Republic, a ceasefire was established in 1994 and is currently in force.

Minor skirmishes continue to break out from time to time along the truce line. No country has yet recognized the Republic of Artsakh.

The Nagorno-Karabakh conflict has had serious repercussions for Armenia, including high cost for the defense of Nagorno-Karabakh. An escalation in hostilities arising from the situation in Nagorno-Karabakh could materially disrupt the Armenian economy (including reducing air traffic to the region), require Armenia to make substantial defense expenditures in the region and have negative consequences for Armenia in its international diplomatic and trade relations, which in turn, could have an adverse effect on our results of operations and financial condition.

Peru

Construction and improvement works performed at our AAP Airports have not been approved by the Peruvian Government and thus we may not be reimbursed for the investment and expenditures made under the AAP Concession Agreement.

We are currently completing the mandatory construction works necessary for our requesting of reimbursement from the Peruvian Government for the investments we made at the AAP Airports for the construction, improvement, operation and maintenance of such airports. The Peruvian Government has not yet agreed to reimburse us for such investments because the mandatory construction works have not yet been completed. Upon completion of such mandatory construction works and determination of final construction metrics, we will be able to determine the final settlement value of such works and request reimbursement from the Peruvian Government. As of December 31, 2017, there was approximately U.S.$8.2 million in construction works for which we anticipate requesting reimbursement. AAP also registered an intangible asset for U.S.$18.4 million related to these mandatory construction works. However, we may never be reimbursed by the Peruvian Government for the total investment amount, which could affect our results of operation and financial condition.

Risks Related to Our Common Shares

The price of our common shares may be highly volatile.

We cannot predict the extent to which investor interest in our common shares will create or be able to maintain an active trading market, or how liquid that market will be in the future. The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

•	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;

•	actual or anticipated variations in our operating results;

•	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	future sales of our common shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

In the future, we may issue options, restricted shares and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.

We may offer share options, restricted shares and other forms of share-based compensation to our directors, officers and employees in the future. If any options that we issue are exercised, or any restricted shares that we may issue vest, and those shares are sold into the public market, the market price of our common shares may decline. In addition, the availability of common shares for award under any equity incentive plan we may introduce, or the grant of share options, restricted shares or other forms of share-based compensation, may adversely affect the market price of our common shares.

We have broad discretion in how to use the net proceeds we received from our initial public offering and we may not apply the proceeds to uses with which all our shareholders agree or that produce income.

We have no specific allocation for the net proceeds we received in the initial public offering, and our management retains the right to utilize the net proceeds as it determines. Our management could fail to use the proceeds to effectively continue the growth of our business or to use the proceeds in a manner with which all our shareholders will agree.

You may face future dilution if we issue options to acquire common shares.

We may issue options to acquire common shares. To the extent any such options are issued, there will be dilution to investors in this offering.

A significant portion of our common shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our directors, executive officers or the Majority Shareholder sell, or indicate an intention to sell, substantial amounts of our common shares in the public market after the lock-up and legal restrictions on resale discussed in this annual report lapse, the trading price of our common stock could substantially decline.

Our officers, directors, and the Majority Shareholder have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell, directly or indirectly, any common shares, including securities that are convertible into common shares and securities that are convertible into, repayable with, exchangeable for or exercisable for common shares, without the permission of Oppenheimer & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC for a period of 180 days following January 31, 2017. We refer to such period as the “lock-up period.” When the lock-up period expires, we and the other persons subject to the lock-up agreement will be able to sell our common shares in the public market. In addition, pursuant to a registration rights and indemnification agreement, the Majority Shareholder and any affiliate transferees have the right, subject to certain conditions, to require us to register the sale of their common shares under the Securities Act. By exercising their registration rights and selling a large number of shares, our existing owners could cause the prevailing market price of our common shares to decline. The common shares covered by registration rights would represent approximately 82.1% of our outstanding capital stock. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.” In addition, Oppenheimer & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC may, in their sole discretion, release all or some portion of the common shares subject to lock-up agreements at any time and for any reason.

Sales of a substantial number of such common shares upon expiration of the lock-up, the perception that such sales may occur or early release of these agreements could cause our market price to fall or make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

We may need additional capital after this offering and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations, ability to raise financing and the proceeds to us from the initial public offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain other sources of financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness could result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of technology services companies;

•	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	government regulation of foreign investment in the United States, Europe and Latin America; and

•	global economic, political and other conditions in jurisdictions in which we do business.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure and other requirements applicable to public companies in the United States promulgated by the U.S. Government, New York Stock Exchange or other relevant regulatory authorities.

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new SEC regulations and the New York Stock Exchange (“NYSE”) listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, making it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Due to our recent adoption of IFRS and the Reorganization, our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our results of operation and financial reporting process.

As we recently adopted IFRS and prepared our first IFRS financial statements in 2016, we have faced many challenging and complex accounting and financial reporting matters. As a private company, except pursuant to contractual obligations, we were not required to produce annual or quarterly periodic reports in the past. Furthermore, in connection with the Reorganization, several businesses that were previously separately operated, albeit under common control, are now unified in their reporting activities for the first time. Many of our financial reporting and internal controls have undergone significant changes in a short period of time. Implementation of our internal control mechanisms and governance might be challenging and complicate our financial reporting process.

In connection with our initial public offering, we identified a material weakness in our internal control over financial reporting. If we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial results, or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

In connection with our initial public offering, we identified a material weakness in our internal control over financial reporting, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the accounting for the disposition of subsidiaries at the consolidated level. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis. This control deficiency resulted in the restatement of our Consolidated Financial Statements as of December 31, 2016 and 2015 and January 1, 2015 and for the years ended December 31, 2016 and 2015 for an error related to the release of incorrect amounts of cumulative translation adjustments into earnings upon the disposition of subsidiaries.

We have implemented a remediation plan of the control deficiency that resulted in the material weakness, including performing a risk-assessment process on a regular basis to identify, design, implement and re-evaluate our control activities related to internal control over financial reporting. We cannot assure you that the measures we have taken, and the actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal controls over financial reporting or that they will prevent potential future material weaknesses. Likewise, if we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial statement and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis.

As a registered public company and as we continue with our activities related to the testing of internal controls, we may identify further internal control issues.

We have begun a more comprehensive review of our internal controls in order to comply with U.S. law requirements, including the Sarbanes-Oxley Act. This review includes an assessment of the design and effectiveness of our internal control environment under the Committee of Sponsoring Organizations of the Treadway Commission framework. We believe that this process will provide consistency in evaluations and verification of the appropriateness and completeness of our activities. We will regularly monitor and report on our review of internal controls to executive officers, our board of directors, our external auditors and to the market, if additional material weaknesses are identified.

As a foreign private issuer, we are not required to comply with attestation reports for the year ended December 31, 2017. However, we intend to evaluate our internal controls over financial reporting in order to allow in future periods management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder, which we refer to as Section 404. The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies of which we are not currently aware.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and lead to a decline in the trading price of our common shares.

If we are unable to conclude that we have effective internal control over financial reporting, our independent auditors (when we become subject to Section 404(b)) are unable to provide us with an unqualified report as required by Section 404, or we are required to restate our financial statements, we may fail to meet our public reporting obligations and investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws will result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.

As a public company, we may become subject to further compliance obligations, which may strain our resources and divert management’s attention.

As a publicly-traded company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. In addition, SEC and NYSE rules impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our ability to pay dividends will be affected by restrictions under Luxembourg law.

Our articles of association and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders meeting to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior year’s accumulated losses, the amounts to be set aside for the reserves required by law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

We are a holding company and our subsidiaries conduct all of our operations. We have no relevant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants included in most of the concession agreements in which we act as concessionaires, such as the AA2000 Concession Agreement, the Uruguayan Concession Agreements, the Armenian Concession Agreement, the Italian Concession Agreements and the Brazilian Concession Agreements, or by the financing agreements we have entered into, or by the law of their respective jurisdictions of incorporation. See “Description of Indebtedness.” If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing stock companies (société anonyme). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of association nor Luxembourg law provides for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Holders of our common shares may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future common share issuances.

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period of up to five years following the publication of the deed granting such authorization on the Luxembourg Recueil Electronique des Sociétés et Associations (“RESA”) which period may be renewed. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

We are organized under the laws of Luxembourg and it may be difficult for you to obtain or enforce judgments or bring original actions against us or our executive officers and directors in the United States.

We are organized under the laws of Luxembourg. The majority of our assets are located outside the United States. Furthermore, the majority of our directors and officers and some experts named in this annual report reside outside the United States and a substantial portion of their assets are located outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Furthermore, Luxembourg law does not recognize a shareholder’s right to bring a derivative action on behalf of the company, except in limited cases. Minority shareholders holding securities entitled to vote at the general meeting and holding at least 10.0% of the voting rights of the company may bring an action against the directors on behalf of the company. Minority shareholders holding at least 10.0% of the voting rights of the company may also ask the directors questions in writing concerning acts of management of the company or one of its subsidiaries, and if the company fails to answer these questions within one month, these shareholders may apply to the Luxembourg courts to appoint one or more experts instructed to submit a report on these acts of management.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

•	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

•	the U.S. court has acted in accordance with its own procedural laws;

•	the judgment of the U.S. court does not contravene Luxembourg international public policy; and

•	the U.S. court proceedings were not of a criminal or tax nature.

We have amended our articles of association and have entered into separate indemnification agreements to indemnify our directors for and hold them harmless against all claims, actions, suits or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers will be generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. federal or state securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 2015/848 of May 20, 2015, on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

Holders generally will be subject to a 15.0% withholding tax on payment of dividend distributions made on the common shares under current Luxembourg tax law.

Under current Luxembourg tax law, payments of dividends made on the common shares generally are subject to a 15.0% Luxembourg withholding tax. Certain exemptions or reductions in the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authority. For more information on the taxation implications, see “Taxation—Luxembourg Tax Considerations.”

We are subject to complex tax rules in various jurisdictions, and our interpretation and application of these rules may differ from those of relevant tax authorities, which could result in a liability to material additional taxes, interest and penalties.

We operate in a number of territories, and will accordingly be subject to tax in several jurisdictions. The tax rules to which the Company and its subsidiaries are subject are complex, and we must make judgements (including based on external advice) as to the interpretation and application of these rules. Our tax affairs will in the ordinary course be reviewed by tax authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us.

Additionally, dividends and other intra-group payments made by our subsidiaries may be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless such taxes are fully creditable or refundable, dividends and other intra-group payments may increase the amount of tax paid by us. Although the Company and its subsidiaries arrange themselves and their affairs with a view to minimizing the incurrence of such taxes, there can be no assurance that we will succeed.

Holders of our common shares who sell or transfer common shares acquired after January 1, 2018 representing 10% or more of our equity may be subject to Argentine capital gains tax under the new Argentine tax law.

Under the newly enacted Argentine tax law, non-Argentine residents who sell or transfer shares or other participations in foreign entities, which shares were acquired after January 1, 2018, may be subject to capital gains tax in Argentina if 30% or more of the value of the foreign entity is derived from assets located in Argentina and the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine resident holders of our common shares who sell or transfer common shares acquired after January 1, 2018 and which shares being sold or transferred represent 10% or more of our equity interests, would be subject to the Argentine capital gains tax. See “Taxation—Argentine Tax Considerations.”

ITEM 4.	COMPANY INFORMATION

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

•	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport (“Ezeiza Airport”), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.

•	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.

•	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.

•	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.

•	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.

•	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.

•	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.

•	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.

•	In 2011, as part of the consortium Aeropuertos Andinos del Perú S.A. (“AAP”), we were awarded the concession to operate six principal airports in southern Peru (the ‘‘AAP Airports’’). Currently, we operate five of the six airports that are part of the AAP concession agreement.

•	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A. (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.

•	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.

•	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina.

•	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.

•	In 2012, we formed A.C.I. Airports International S.à r.l. to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

•	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 51.1% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.

•	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.

•	In 2015, we completed the Reorganization.

•	In 2015, we completed the Brazilian Consolidation.

•	In 2015, as part of the Reorganization, we completed the dispositions of Latin Exploration S.A. (“Latin Exploration”) and its subsidiary Compañía General de Combustibles S.A., and Helport S.A.

•	In 2016, as additional steps in the Reorganization, we completed the dispositions of Helport do Brasil S.A. and Hidroaconcagua S.A.

•	In 2016, we completed the disposition of Corporación América Europa.

•	In 2017, we completed the Conversion and renamed our company Corporación América Airports S.A.

•	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.

•	In 2018 we acquired an additional 4.5% in TA, increasing our ownership to 55.7% of its issued and outstanding common stock

The following table lists our concessions by country, together with their commencement date and extension details (if any):

Country	Concessoin	CAAP Effective Ownership		Number of Airports	Concession Start Date	Current Concessoin End Date	Extension Details
Argentina	AA2000	81.3%		35(1)	1998	2028	Extendable for 10 years(2)
	NQN	74.1%		1	2001	2021	Extendable for 5 years(2)
	BBL	81.1%		1	2008	2033	Extendable for 10 years(2)
Italy	TA (SAT)(3)	55.7%		1	2006 (2014)(4)	2046	—
	TA (ADF)(3)	55.7%		1	2003 (2014)(5)	2043	—
Brazil	ICASGA	99.9	%(6)	1	2012(7)	2040	5 years
	ICAB	51.0%		1	2012(8)	2037	5 years
Uruguay	Puerta del Sur	100.0%		1	2003	2033(9)	—
	CAISA	100.0%		1	1993 (2008)(10)	2019(11)	—
Ecuador	TAGSA	50.0%		1	2004	2024	—
	ECOGAL	99.9%		1	2011	2026	—
Armenia	AIA	100.0%		2	2002	2032	Option to renew every 5 years (12)
Peru	AAP(13)	50.0%		5	2011	2036	Extendable 20 2071
Total				52

(1)	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending certain regulatory approvals to be included in the AA2000 Concession Agreement.
(2)	Subject to certain terms and conditions, including governmental approval.
(3)	Both SAT and ADF have been merged into TA, of which we own a 55.7% equity interest.
(4)	We began operating the Pisa Airport in 2014.
(5)	We began operating the Florence Airport in 2014.
(6)	Our effective ownership is 99.97%.
(7)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.
(8)	We began operating the Brasilia Airport in December 2012.
(9)	Renegotiated extension in 2014.
(10)	We acquired the shares of CAISA in 2008.
(11)	We are currently in negotiations with the Uruguayan Government to extend the term of this concession.
(12)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.
(13)	AAP’s concession comprises six airports; however, we currently only operate five.

B.	BUSINESS OVERVIEW

We acquire, develop and operate airport concessions. We are the largest private sector airport concession operator in the world based on the number of airports under management and the tenth largest private sector airport operator in the world based on passenger traffic. Currently, we operate 52 airports globally in Latin America, Europe and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the environments and geographies in which we operate airports by acquiring concessions in Armenia, Uruguay, Ecuador, Peru, Brazil, Italy and additional concessions in Argentina.

We operate some of the largest and most important airports in the countries where we conduct operations, including a large international airport, such as Ezeiza Airport in Argentina, domestic airports, such as Brasilia Airport in Brazil and Aeroparque Airport in Argentina, airports in tourist destinations, such as Bariloche and Iguazu in Argentina, Galapagos Ecological Airport in Ecuador and Florence Airport in Italy, as well as mid-sized domestic and tourist destination airports.

Argentina is our largest and longest established market where we operate and manage 37 of the 56 airports in Argentina’s national airport system, including the Argentina’s two largest airports, Ezeiza and Aeroparque. In each year since we acquired the rights under the AA2000 Concession Agreement, our airports in Argentina have handled over 90.0% of Argentina’s total passenger traffic.

For the year ended December 31, 2017, we had total consolidated revenue of U.S.$1.6 billion, consolidated income from continuing operations of U.S.$66.9 million and Adjusted EBITDA of U.S.$461.6 million, and our airports handled 851,290 total aircraft movements and served 76.6 million total passengers (of which approximately 35.1% were international, approximately 53.9% were domestic and approximately 11.0% were transit passengers). For the year ended December 31, 2016, we had total consolidated revenue of U.S.$1.4 billion, consolidated income from continuing operations of U.S.$38.7 million and Adjusted EBITDA of U.S.$427.2 million, and our airports handled 871,130 total aircraft movements and served 71.8 million total passengers (of which approximately 34.2% were international, approximately 52.8% were domestic and approximately 13.0% were transit passengers). For the year ended December 31, 2015, we had total consolidated revenue of U.S.$1.2 billion, consolidated income from continuing operations of U.S.$6.3 million and Adjusted EBITDA of U.S.$276.6 million, and our airports handled 836,354 total aircraft movements and served 71.0 million total passengers (of which approximately 32.2% were international, approximately 53.8% were domestic and approximately 13.9% were transit passengers).

Our Airports by Country in Which We Operate

Argentina

Our largest operations are in Argentina, where we operate a total of 37 of the 56 airports in the Argentine national airport system, including the two largest airports in Argentina, Ezeiza Airport and Aeroparque Airport.

Our airports are located in 22 of the 23 Argentine provinces and in the City of Buenos Aires and currently serve major metropolitan areas in several Argentine provinces (such as Buenos Aires, Córdoba and Mendoza) and the City of Buenos Aires, tourist destinations (such as Bariloche, Mar del Plata and Iguazú), regional centers (such as Córdoba, Santa Rosa, San Luis, San Juan, La Rioja, Santiago del Estero and Catamarca) and border province cities (such as Mendoza, Iguazú, Salta and Bariloche).

Of the 37 airports we operate in Argentina, 18 have been designated as “international airports” under applicable local law, meaning that they are or may potentially be equipped to receive international flights.

		Passenger traffic
Airport	International or national designation	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
		(in thousands)
Aeroparque Internacional, “Jorge Newbery”	International	13,920.9	11,661.5	11,052.9
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	International	9,877.8	9,831.1	9,127.9
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	2,863.7	2,212.9	1,947.8
Aeropuerto de San Carlos de Bariloche	International	1,296.6	1,187.1	1,038.7
Aeropuerto Internacional de Mendoza, “El Plumerillo”	International	1,762.1	1,086.0	1,351.6
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,128.8	972.3	856.5
Aeropuerto de Misiones, “Cataratas del Iguazú”	International	999.2	893.9	863.2
Aeropuerto de Neuquén, “Presidente Peron”	International	909.7	818.5	774.4
Aeropuerto de Tucumán, “General Benjamin Matienzo”	International	559.6	670.1	600.8
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	623.5	573.6	577.5
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	225.9	379.3	191.0
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	416.6	305.5	306.8
Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	International	262.4	269.1	302.5
Aeropuerto de Jujuy, Gobernador Horacio Guzmán	International	268.6	227.0	200.7
Aeropuerto de Resistencia, “José de San Martín”	International	317.2	219.1	262.5
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	295.0	203.0	201.3
Aeropuerto de Posadas, “Libertador General José de San Martín”	International	212.2	178.5	178.9
Aeropuerto de Rio Grande	International	151.1	142.2	164.8
Aeropuerto Internacional de Formosa, “El Pucu”	International	106.6	95.8	96.2
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	90.9	94.4	65.2
Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	National	99.1	85.0	68.4
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	89.8	63.1	51.7
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	56.9	60.8	47.4

		Passenger traffic
Airport	International or national designation	Year Ended December 31, 2017		Year Ended December 31, 2016		Year Ended December 31, 2015

Aeropuerto de Puerto Madryn, “El Tehuelche”	National	107.2		53.2		49.3
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	78.6		50.6		44.9
Aeropuerto de Esquel	National	60.3		48.7		45.4
Aeropuerto de Entre Rios, “General Justo José de Urquiza”	National	106.3		43.3		38.7
Aeropuerto de Santa Rosa	National	49.5		42.3		40.9
Aeropuerto de San Fernando	International	46.9		41.7		45.9
Aeropuerto de Viedma, “Gobernador Castello”	National	43.4		37.8		34.7
Aeropuerto Termas de Río Hondo	National	166.9		17.4		20.3
Aeropuerto de Rio Cuarto, “Área de Material”	National	57.5		15.3		1.1
Aeropuerto de General Pico	National	4.1		4.1		2.2
Aeropuerto de Reconquista	National	4.5		3.0		2.8
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	National	1.8		2.9		3.2
Aeropuerto de Villa Reynolds	National	0.8		0.6		1.4
Aeropuerto El Palomar	National	—	(1)	—	(1)	—	(1)

(1)	No information available as we did not operate the El Palomar Airport during the referenced period and given that during such time El Palomar was a military airport.

In Argentina, our main concession is the AA2000 Concession, which accounted for approximately 35.9 million passengers, or 96.4% of the total 37.3 million total passengers we served during the year ended December 31, 2017. Approximately 9.9 million of our passengers were at Ezeiza Airport and 13.9 million at Aeroparque Airport. For the year ended December 31, 2016, the airports under the AA2000 Concession Agreement served 31.5 million passengers of the 32.6 million total passengers we served in the country. Approximately 9.8 million of our passengers were at Ezeiza Airport and 11.7 million at Aeroparque Airport. For the year ended December 31, 2015, the airports under the AA2000 Concession Agreement served 29.6 million of the 30.7 million passengers we served in the country, of which approximately 9.1 million were at Ezeiza Airport and 10.8 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 99.6% of our total revenues, 96.4% of our passengers and 94.9% of our air traffic movements in each of these periods. In a consolidated basis, AA2000 represented over 63.2% of our consolidated revenues, 48.6% of our total passengers and 50.0% of our air traffic movements during the year ended December 31, 2017.

In June 2011, Cedicor, the controlling shareholder of CASA, agreed to purchase from SEA 21,973,747 class A shares of AA2000, which represented 8.5% of AA2000’s ordinary capital and voting stock, and 2.5% of its capital stock on a fully-diluted basis (including the preferred shares). In addition, in July 2011, 2,197,375 Class B Shares of AA2000 which represented 0.85% of the ordinary capital and voting stock, and 0.25% of the capital stock of AA2000 on a fully-diluted basis (including the preferred shares), were transferred to Cedicor by Riva. These transactions are still subject to ORSNA authorization. See “Risk Factors—The ORSNA may reject the transactions whereby Cedicor S.A. acquired from Societa per Azioni Esercizi Aeroportuali and from Riva S.A.I.I.C.F.A. 8.5% and 0.85% of AA2000’s shares, respectively.”

The Argentine Government owns 15.0% of AA2000’s ordinary share capital and voting stock through its ownership of AA2000’s common shares. In addition, the Argentine Government owns all of AA2000’s preferred shares. Beginning in 2020, the Argentine Government may convert each year preferred shares into common shares up to a maximum of 12.5% of the total initial amount of preferred shares issued to the Argentine Government. In order to exercise its conversion right, the Argentine Government must notify AA2000 of its intention to convert preferred shares and AA2000 will have 30 days from delivery of such notification to redeem those preferred shares before conversion occurs. In addition, AA2000 has the option, but not the obligation, to redeem the preferred shares held by the Argentine Government at any time. The conversion ratio will be based on the price of the common shares at the time of conversion compared to the nominal value of each preferred share, which is AR$1. If AA2000’s common shares are listed on the Buenos Aires Stock Exchange, then the price will be established based on the average traded value of such common shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. If AA2000’s shares are not listed on the Buenos Aires Stock Exchange, the price of such common shares will be established by a third party appointed by the Argentine Government but paid by AA2000. AA2000 has no current plan to list its common shares on the Buenos Aires Stock Exchange. As of December 31, 2017, there were 616,914,353 preferred shares of AA2000 outstanding.

We currently expect that AA2000 will exercise its options to redeem such preferred shares held by the Argentine Government, so that we may maintain our ownership percentage in AA2000. However, if AA2000 does not exercise such right and the Argentine Government exercises the conversion right, our proportional ownership of the common shares of AA2000 will be decreased. The actual impact on our proportional ownership of common shares of AA2000 upon any such conversion will depend upon the price of AA2000 common shares at the time of the conversion.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2017		2016		2015
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$998.6	63.4%	$840.9	61.5%	$783.9	66.0%
Number of passengers (in millions)	37.3	48.6%	32.6	45.4%	30.7	43.2%
Air traffic movements (in thousands)	425.9	49.9%	393.1	47.0%	396.5	45.5%

(1)	We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently own 81.3% of the share capital of AA2000, 81.1% of the share capital of Bahía Blanca, and 74.1% of the share capital of Neuquén.

Our Argentina segment had Adjusted Segment EBITDA of U.S.$315.2 million, U.S.$294.1 million and U.S.$233.3 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport through our 55.7% share ownership of TA. TA is the result of the merger of Società Aeroporto Toscano (“SAT”), Galileo Galilei S.p.A. and Aeroporto di Firenze S.p.A. (“ADF”) on June 1, 2015, and is headquartered in Florence. As a result of the merger, Corporación América Italia S.p.A. (“CA Italy”), which is 100% owned by us, has a controlling stake of 55.7% of TA. SAT was incorporated in 1978 and commenced operations at the Pisa Airport in 1980. In 2006, SAT was officially awarded the concession to fully operate the Pisa Airport for 40 years. In 2003, ADF was officially awarded the concession to fully operate Florence Airport for 40 years. After the merger, TA became the owner and operator of both concessions.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$154.5	9.8%	$141.3	10.3%	$152.7	12.9%
Number of passengers (in millions)	7.9	10.3%	7.5	10.5%	7.2	10.2%
Air traffic movements (in thousands)	77.4	9.1%	76.2	9.1%	73.8	8.5%

Of the approximately 7.9 million total passengers in the TA airports during the year ended December 31, 2017, approximately 5.2 million were in Pisa Airport and 2.7 million were in the Florence Airport. Our Italy segment had Adjusted Segment EBITDA of U.S.$29.8 million for the year ended December 31, 2017. For the year ended December 31, 2016, of the approximately 7.5 million total passengers in the TA airports, approximately 5.0 million were in Pisa Airport and 2.5 million in the Florence Airport. Our Italy segment had Adjusted Segment EBITDA of U.S.$27.3 million for the year ended December 31, 2016. For the year ended December 31, 2015, of the 7.2 million total passengers in the TA airports, approximately 4.8 million were in the Pisa Airport and 2.4 million in the Florence Airport. Our Italy segment had Adjusted Segment EBITDA of U.S.$25.7 million for the year ended December 31, 2015.

TA is listed on the Italian Stock Exchange under the ticker TYA. The year-end price for 2017 was €16.2 per share, representing a market cap of  €300.6 million. Corporate capital amounted to €30.7 million, which is comprised of 18.6 million ordinary shares with no nominal value.

Brazil

In Brazil, we operate the Brasilia Airport through our 50.98% indirect ownership of ICAB, a subsidiary of Inframerica. Inframerica was originally owned by Infravix and CASA. In 2015, we and the Majority Shareholder acquired Infravix’s shareholding in Inframerica. In 2015, pursuant to our Reorganization, CAAP acquired CASA’s stake in Inframerica. As of the date of this annual report, we own 99.96% of the equity interests of Inframerica, which in turn holds 51.0% of the equity interests of ICAB. Infraero is the owner of the remaining 49.0% interest in ICAB.

We also operate the Natal Airport through our 99.97% ownership of ICASGA. ICASGA was originally owned by Infravix (50.0%) and CASA (50.0%). In 2015, we acquired from Infravix a 49.95% interest in ICASGA and the Majority Shareholder acquired the remaining 0.05% interest in ICASGA. See, “Presentation of Financial and Certain Other Information—Brazilian Consolidation.” As of the date of this annual report, we own 99.97% of ICASGA and the Majority Shareholder owns the remaining 0.03%.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,(1)
	2017		2016		2015
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$128.8	8.2%	$127.0	9.3%	$0.8	0.1%
Number of passengers (in millions)	19.4	25.3%	20.4	28.3%	22.5	31.7%
Air traffic movements (in thousands)	185.2	21.8%	198.8	23.8%	230.6	26.5%

(1)	Although for the year ended December 31, 2015, the results of operations of ICASGA and Inframerica were consolidated only as from their respective dates of acquisition, i.e. December 11, 2015 and December 30, 2015, respectively. We have included 100% of operational information of both ICASGA and ICAB, with respect to number of passengers and air traffic movements, for the year ended December 31, 2015. The revenue information for the year ended December 31, 2015 includes only the consolidated revenue of ICASGA and ICAB as from their respective dates of acquisitions.

For the year ended December 31, 2017, of the approximately 19.4 million total passengers in Brazil, approximately 17.0 million were in the Brasilia Airport and 2.4 million were in the Natal Airport. For the year ended December 31, 2017, our Brazil segment had Adjusted Segment EBITDA of U.S.$16.8 million. For the year ended December 31, 2016, of the approximately 20.4 million total passengers in Brazil, approximately 18.0 million were in the Brasilia Airport and 2.3 million were in the Natal Airport. For the year ended December 31, 2016, our Brazil segment had Adjusted Segment EBITDA of U.S.$3.8 million. For the year ended December 31, 2015, of the 22.5 million passengers in our Brazilian airports, approximately 20.0 million were in the Brasilia Airport and 2.6 million were in the Natal Airport. For the year ended December 31, 2015, our Brazil segment had Adjusted Segment EBITDA of U.S.$(71.8) million.

Uruguay

Our operations in Uruguay consist of the operation and maintenance of the two main Uruguayan airports that receive commercial flights. We own 100% of Puerta del Sur, the holder of the concession agreement through the execution of a comprehensive management agreement with the Uruguayan Ministry of Defense (“Carrasco Concession Agreement”) to operate the Carrasco Airport and 100% of Consorcio Aeropuertos Internacionales S.A. (“CAISA”) the holder of the concession agreement (“Punta del Este Concession Agreement,” and together with the Carrasco Concession Agreement, the “Uruguayan Concession Agreements”) with the Uruguayan Ministry of Defense to operate the Punta del Este Airport. The Carrasco Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. We also own TCU S.A. (“TCU”) through which we operate the cargo terminal at the Carrasco Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,(1)
	2017(1)		2016(2)		2015(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$110.0	7.0%	$97.8	7.2%	$93.1	7.8%
Number of passengers (in millions)	2.3	3.0%	2.0	2.9%	1.8	2.6%

	For the Year Ended December 31,(1)
	2017(1)		2016(2)		2015(3)
		% of Total		% of Total		% of Total

Air traffic movements (in thousands)	33.6	4.0%	32.4	3.9%	31.8	3.6%

(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.3 million.

(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$5.7 million.

(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.1 million.

For the year ended December 31, 2017, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. Our Uruguay segment had Adjusted Segment EBITDA of U.S.$55.2 million for the year ended December 31, 2017. For the year ended December 31, 2016, of the approximately 2.0 million total passengers in Uruguay, approximately 1.9 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. For the year ended December 31, 2016, our Uruguay segment had Adjusted Segment EBITDA of U.S.$53.7 million. For the year ended December 31, 2015, of the 1.8 million passengers in our Uruguayan airports, approximately 1.7 million were in the Carrasco Airport and 0.1 million were in the Punta del Este Airport. For the year ended December 31, 2015, our Uruguay segment had Adjusted Segment EBITDA of U.S.$49.8 million.

The Punta del Este Concession Agreement expires on March 31, 2019. However, CAISA is currently conducting negotiations with the Uruguayan Government to extend the original term until 2033. Although the discussions with the Uruguayan Government are ongoing and there can be no assurances that we will be successful in being granted an extension to the concession agreement, our preliminary discussions with the Uruguayan Government have been positive.

Ecuador

Our operations in Ecuador consist of the operation and maintenance of the Guayaquil Airport and the Galapagos Airport. The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31,(1)
	2017		2016		2015
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$85.3	5.4%	$85.3	6.2%	$79.0	6.7%
Number of passengers (in millions)	4.1	5.4%	4.2	5.9%	4.1	5.8%
Air traffic movements (in thousands)	78.2	9.2%	87.6	10.5%	90.9	10.4%

(1)	Although for the years ended December 31, 2016 and 2015, the results of operations of the our associate ECOGAL are not consolidated, we have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2017, 2016 and 2015. The revenue information for the years ended December 31, 2017, 2016 and 2015 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2017, 2016 and 2015, our Ecuador segment had Adjusted Segment EBITDA of U.S.$26.5 million, U.S.$28.0 million and U.S.$23.1 million, respectively.

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport in the City of Guayaquil, pursuant to the terms and conditions of a concession agreement (“Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil (“AAG”), and the M.I. Municipalidad de Guayaquil (“Municipality of Guayaquil”). The Guayaquil Concession Agreement is scheduled to expire in July 2024, as agreed in the third amendment to the Guayaquil Concession Agreement.

We own 99.9% of ECOGAL, which operates and maintains the Galapagos Airport located at the Galapagos Islands which is an Ecuadorian province located 605 miles west of the Ecuadorian coast, and which were declared a National Park in 1959. The Galapagos Airport is located in the Baltra Island, within a short distance from Santa Cruz Island, which holds the most populous city of the province and the city with the best tourist infrastructure in the province (the city of Puerto Ayora). The duration of the Galapagos Concession Agreement is 15 years as from the compliance of the conditions precedent set forth therein; such conditions were satisfied on July 15, 2011.

The Galapagos Airport has been recognized as the first ecological and sustainable airport in the world by the U.S. Green Building Council. The airport terminal was entirely planned, designed and built taking into account its relationship with the surrounding environment to reduce its environmental impact. The terminal also received Leadership in Energy and Environmental Design (LEED) certification, GOLD level.

Additionally, on June 23, 2015, the Galapagos Airport received the Carbon Footprint Reduction accreditation from the Airport Carbon Accreditation program. The program, implemented by Airports Council International Europe, is aimed at evaluating and recognizing airports that make outstanding efforts to reduce and compensate for greenhouse gas emissions. The Galapagos Airport is the first airport in South America and the second one in Latin America to receive a carbon footprint reduction accreditation. Currently, we are working to obtain the next level of accreditation, Optimization which is the third level of the four possible accreditation levels.

Armenia

We own 100% of AIA which owns the concession from the Armenian Government (the “Armenian Concession Agreement”) to operate and maintain the only two operating airports for scheduled commercial flights in Armenia: the Zvartnots Airport and the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$94.5	6.0%	$73.2	5.4%	$74.7	6.3%
Number of passengers (in millions)	2.6	3.3%	2.1	2.9%	1.9	2.7%
Air traffic movements (in thousands)	22.0	2.6%	18.7	2.2%	18.0	2.1%

For the years ended December 31, 2017, December 31, 2016 and 2015, our Armenia segment had Adjusted Segment EBITDA of U.S.$41.2 million, U.S.$28.1 million and U.S.$25.3 million, respectively.

For the year ended December 31, 2017, of the approximately 2.6 million total passengers in Armenia, approximately 2.5 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2016, of the approximately 2.1 million total passengers in Armenia, approximately 2.1 million were in the Zvartnots Airport and 0.02 million were in the Shirak Airport. For the year ended December 31, 2015, of the approximately 1.9 million passengers in our Armenian airports, approximately 1.8 million were in the Zvartnots Airport and approximately 0.04 million were in the Shirak Airport.

Peru

Our operations in Peru consist of the operation, use and maintenance of five airports in southern Peru, including the Arequipa Airport, which is the third largest airport in Peru in terms of passenger traffic, through our 50.0% participation in AAP. AAP was incorporated by public deed dated November 22, 2010, for the sole purpose of acting as the concessionaire of the AAP Concession Agreement. We account for the results of operations of AAP using the equity method and therefore, such results are not included in the total revenue for our operations.

The following table provides summary data for our operations in Peru for the periods indicated:

	For the Year Ended December 31,(1)
	2017		2016		2015
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	N/A	N/A	N/A	N/A	N/A	N/A
Number of passengers (in millions)	3.1	4.0%	3.0	4.2%	2.7	3.9%
Air traffic movements (in thousands)	29.0	3.4%	29.6	3.5%	29.4	3.4%

(1)	Although for the years ended December 31, 2017, 2016 and 2015, the results of operations of the our associate AAP are not consolidated, we have included 100% of operational information of AAP with respect to number of passengers and air traffic movements for the years ended December 31, 2017, 2016 and 2015.

For the years ended December 31, 2017 and December 31, 2016, our Peru segment had a negative Adjusted Segment EBITDA of U.S.$(15.3) million and U.S.$(0.4) million, respectively. For the year ended December 31, 2015, our Peru segment had an Adjusted Segment EBITDA of U.S.$0.8 million.

AAP is an associate corporation which was incorporated in 2010, 50.0% owned by CAAP and 50.0% owned by Andino Investment Holding (a private Peruvian logistics conglomerate). Pursuant to the by-laws of AAP, major corporate decisions, including the amendment of its by-laws, approval of corporate reorganizations and any increase or reduction of share capital, may be made only with the consent of all shareholders. The AAP Concession Agreement grants AAP the rights for the management and operation of the following six airports in southern Peru for a period of 25 years:

•	Rodriguez Ballón International Airport—Arequipa

•	Coronel FAP Alfredo Mendívil Duarte Airport—Ayacucho

•	Inca Manco Capac International Airport—Juliaca

•	Padre Almadiz International Airport—Puerto Maldonado

•	Coronel FAP Carlos Ciriani Santa Rosa International Airport—Tacna

•	Andahuaylas Airport—Apurimac

Although included under the AAP Concession Agreement, the Andahuaylas Airport has not ever been operated by AAP, as the Peruvian Government does not own the land, which is a condition for the Peruvian Government to deliver such airport to AAP for operation under the AAP Concession Agreement.

Our airports currently serve major metropolitan areas in five southern Peruvian provinces: Arequipa, Puno, Ayacucho, Tacna and Puerto Maldonado. Of the five airports that we currently operate under the AAP Concession Agreement, four have been designated as international airports under Peruvian law, which means that they are or may potentially be equipped to receive international flights, although they mostly receive domestic flights.

Our Airports

Our strategically most important airports are described below:

Ezeiza Airport (EZE)

Ezeiza Airport is our largest airport in terms of contribution to revenue and Argentina’s second largest airport in terms of passenger traffic. During the year ended December 31, 2017, Ezeiza Airport served 9.9 million total passengers, representing approximately 12.9% of our total passenger traffic. Of the total passengers, 91.0% were international, 7.0% were domestic and 2.0% were transit passengers. During the year ended December 31, 2017, Ezeiza Airport accounted for 66,916 total air traffic movements, which represented 7.8% of all air movements in the airports we operate. During the year ended December 31, 2016, Ezeiza Airport served 9.8 million total passengers, representing approximately 13.7% of our total passenger traffic. Of the total passengers, 90.7% were international, 7.4% were domestic and 2.0% were transit passengers. During the year ended December 31, 2016, Ezeiza Airport accounted for 68,839 movements, which represented 8.2% of all air movements in the airports we operate. During the year ended December 31, 2015, Ezeiza Airport served 9.1 million total passengers, representing approximately 12.8% of our total passenger traffic. Of the total passengers, 92.6% were international, 6.7% were domestic and 0.7% were transit passengers. During the year ended December 31, 2015, Ezeiza Airport accounted for 66,834 movements, which represented 8.0% of all air movements in the airports we operate.

A number of commercial airlines, including Aerolíneas Argentinas, Air Canada, Air France, Alitalia, American Airlines, British Airways, Delta Airlines, Lufthansa, LATAM Airlines Group and United Airlines, operate international flights to and from Ezeiza Airport.

Ezeiza Airport is located approximately 22 kilometers (13.7 miles) from downtown Buenos Aires, the capital city of Argentina. Approximately 3 million people live within the city itself and approximately 12 million people live within the city and its suburbs (the “Greater Buenos Aires Area”). The City of Buenos Aires is home to most of Argentina’s largest companies in a wide variety of industries, as well as several major universities. The Greater Buenos Aires Area represents one-third of the Argentine population and produces 40% of Argentina’s GDP.

Ezeiza Airport operates 24 hours a day. The total area of the airport’s premises is approximately 3,475 hectares (374.0 million square feet). The airport has two operating runways, one with a length of 3,300 meters (10,824 feet) and the other with a length of 3,105 meters (10,170 feet). The airport’s approximate runway capacity is 60 air traffic movements per hour. Ezeiza Airport has nine taxiways, which cover 526,300 square meters (5.7 million square feet), and two types of aprons (remote and operative), with an area of approximately 656,290 square meters (7.1 million square feet). The airport has three terminals, A, B and C, which cover an area of 103,000 square meters (1.1 million square feet). The parking lot is approximately 125,460 square meters (1.4 million square feet), with the capacity to accommodate 4,182 vehicles.

Aeroparque Airport (AEP)

Aeroparque Airport is Argentina’s largest airport in terms of passenger traffic. During the year ended December 31, 2017, Aeroparque Airport served a total of 13.9 million passengers, which accounted for approximately 18.2% of all passengers served by our airports. In the year ended December 31, 2017, Aeroparque Airport accounted for 134,532 total air traffic movements, which accounted for 15.8% of all air traffic movements in the airports we operate. During the year ended December 31, 2016, Aeroparque Airport served a total of 11.7 million passengers, which accounted for approximately 16.2% of all passengers served by our airports. In the year ended December 31, 2016, Aeroparque Airport accounted for 121,882 total air traffic movements, which accounted for 14.6% of all air traffic movements in 2016 in the airports we operate. During the year ended December 31, 2015, Aeroparque Airport served a total of 11.0 million passengers, which accounted for approximately 15.6% of all passengers served by our airports. In the year ended December 31, 2015, Aeroparque Airport accounted for 120,492 total air traffic movements, which accounted for 14.4% of all air traffic movements in 2015 in the airports we operate.

The principal airlines operating at Aeroparque Airport are Aerolíneas Argentinas, Austral–Cielos del Sur, LAN Airlines, LAN Argentina, TAM Linhas Aereas and VRG Linhas Aereas S.A. Aeroparque offers flights to all domestic airports and certain international routes to Uruguay, Brazil, Chile, Paraguay, Bolivia and Peru. Beginning in 2018, Aeroparque Airport will offer domestic flights only (other than flights to Montevideo) and all international routes to be transferred from Aeroparque Airport to Ezeiza Airport.

Aeroparque Airport is located two kilometers (1.24 miles) from downtown Buenos Aires. Aeroparque Airport does not operate from 12:30 a.m. to 5:30 a.m. in compliance with ICAO regulations. Such regulations set forth restrictions on airports located within cities to minimize noise pollution. The total area of the airport premises is approximately 129.6 hectares (13.8 million square feet). The runway has a length of 2,100 meters (7,185 feet) and an approximate runway capacity of 57 air traffic movements per hour. The Aeroparque Airport has one taxiway which covers 71,495 square meters (769,565 square feet) and 207,650 square meters (2.2 million square feet) of remote and operative aprons. The airport’s terminal covers approximately 95,570 square meters (1.0 million square feet). The parking lot is 78,755 square meters (847,711 million square feet), with the capacity to accommodate 2,456 vehicles.

Florence Airport (FLR)

During the year ended December 31, 2017, Florence Airport served a total of 2.7 million passengers, which accounted for approximately 3.5% of all passengers served by our airports. Florence Airport accounted for 35,490 total air traffic movements, which accounted for 4.2% of all air traffic movements in the year ended December 31, 2017. During the year ended December 31, 2016, Florence Airport served a total of 2.5 million passengers, which accounted for approximately 3.5% of all passengers served by our airports. Florence Airport accounted for 35,645 total air traffic movements, which accounted for 4.3% of all air traffic movements in the year ended December 31, 2016 in the airports we operate. During the year ended December 31, 2015, Florence Airport served a total of 2.4 million passengers, which accounted for approximately 3.4% of all passengers served by our airports. Florence Airport accounted for 34,269 total air traffic movements, which accounted for 3.9% of all air traffic movements in the year ended December 31, 2015 in the airports we operate.

Florence Airport is located near the city of Florence, Italy. The metropolitan area served by the Florence Airport has approximately one million inhabitants. The airport serves the tourist market in Florence, as well as the nearby industrial market. Even though some low-cost carriers operate in the airport, Florence Airport is mostly dedicated to full-cost carriers, such as Lufthansa, Alitalia and Air France. This premium service also correlates with the premium retail offerings at the airport.

In the last six years, the airport has experienced an average 6.2% annual passenger growth rate. However, the airport is constrained by its current infrastructure. Florence Airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Since the merger of ADF with SAT, flights have been rerouted to Pisa Airport when possible to avoid passenger loss. Passengers can also be rerouted to Bologna Airport, if needed. Plans are underway to build a new terminal and runway. The new infrastructure should allow Florence Airport to reach its full potential and complement Pisa Airport’s offerings.

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. The master plan is subject to the environmental impact assessment, which was approved by the Ministry of the Environment on December 28, 2017. The urban planning assessment procedure is currently underway.

Pisa Airport (PSA)

During the year ended December 31, 2017, Pisa Airport served a total of 5.2 million passengers, which accounted for approximately 6.8% of all passengers served by our airports. Pisa Airport accounted for 41,860 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2017. During the year ended December 31, 2016, Pisa Airport served a total of 5.0 million passengers, which accounted for approximately 7.0% of all passengers served by our airports. Pisa Airport accounted for 40,601 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2016 in the airports we operate. During the year ended December 31, 2015, Pisa Airport served a total of 4.8 million passengers, which accounted for approximately 6.8% of all passengers served by our airports. Pisa Airport accounted for 39,515 total air traffic movements, which accounted for 4.5% of all air traffic movements in the year ended December 31, 2015 in the airports we operate.

The Pisa Airport is located in the city of Pisa, Italy, and is one of the main entryways to the Toscana and Liguria regions of Italy. The Pisa Airport is easily accessible by train with a rail link to Pisa’s central train station and Florence’s Santa Maria Novella train station. There is a people mover under construction, which should further the connectivity of the airport and sustain the airport’s future growth.

Low-cost carriers dominate in terms of passengers and aircraft movements at the Pisa Airport. Historically, the airport has invested in its infrastructure, allowing it to operate long-haul intercontinental flights and cargo flights. Pisa Airport is the entryway for foreigners entering the Toscana region (incoming traffic). Further investments in capex will allow the airport to reach six million passengers in the short term.

On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

Brasilia Airport (BSB)

During the year ended December 31, 2017, the Brasilia Airport served a total of 17.0 million passengers, which accounted for approximately 22.2% of all passengers served by our airports. The Brasilia Airport accounted for 166,200 total aircraft movements, which accounted for 19.5% of all aircraft movements, in the year ended December 31, 2017. During the year ended December 31, 2016, the Brasilia Airport served a total of 18.0 million passengers, which accounted for 25.1% of all passengers served by our airports. In addition, the Brasilia Airport accounted for 180,086 air traffic movements, which represented 21.5% of all air traffic movements in the year ended December 31, 2016, in the airports we operate. During the year ended December 31, 2015, the Brasilia Airport served a total of 20.0 million passengers, which accounted for 28.1% of all passengers served by our airports. In addition, the Brasilia Airport accounted for 208,140 air traffic movements, which represented 25.4% of all air traffic movements in the year ended December 31, 2015, in the airports we operate.

The Brasilia Airport is located in the Brazilian capital city of Brasilia. The concession for the Brasilia Airport is owned by ICAB, a subsidiary of Inframerica. As of the date hereof, we own 99.9% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB. Infraero is the owner of the remaining 49.0% interest in ICAB. Infraero is a state-owned company affiliated with the Civil Aviation Secretariat of Brazil and it currently operates 59 airports in Brazil and owns a 49.1% stake in 5 other airports (including Brasilia) that it does not directly operate. The Brasilia Airport is Brazil’s third largest airport in terms of passenger traffic and serves 42 domestic routes and 5 international routes. Because of its geographic location in the central region of the country and its location in the federal capital of Brazil, the Brasilia Airport is one of the only airports with direct and daily flights to all 26 Brazilian state capitals. The Brasilia Airport also offers international routes to and from the United States, Argentina, Portugal, the Dominican Republic and Panama.

The Brasilia Airport is the only airport in South America capable of operating two runways simultaneously, which provides the largest runway capacity in Brazil.

The principal airlines operating at the Brasilia Airport are LATAM Airlines Group, Gol Transportes Aéreos, Avianca and Azul which collectively represent 97% of the airport’s traffic. Other principal airlines include American Airlines, TAP, Copa Airlines and Passaredo.

The Brasilia Airport is located 12 kilometers (8.5 miles) from downtown Brasilia. The Brasilia Airport operates twenty-four hours a day. The total area of the airport premises is approximately 4.4 hectares (473,612 square feet). The two runways have a length of 3,300 meters (approximately 10,826 feet) and 3,200 meters (approximately 10,498 feet) and an approximate runway capacity of 53 air traffic movements per hour. The airport has two parallel taxiways which can operate simultaneously, and which cover 148,500 square meters (approximately 1,598,441 square feet) and 144,000 square meters (approximately 1,550,003 square feet), respectively, and which can be expanded without the need for significant new expenditures. The airport’s terminal covers approximately 110,000 square meters (1,184,300 square feet), of which 14,290 square meters (approximately 153,816 square feet) is commercial area. The parking lot is 100,000 square meters (1,076,931 square feet), with the capacity to accommodate 3,354 vehicles.

Carrasco (MVD)

Carrasco Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. Carrasco Airport has the capacity to handle up to 4.5 million passengers annually. It currently serves regional centers, tourist destinations and certain major cities throughout the Americas and Europe.

During the year ended December 31, 2017, the Carrasco Airport served a total of 2.1 million passengers, which accounted for approximately 2.8% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 24,507 aircraft movements, which represented 2.9% of all air traffic movements in the year ended December 31, 2017 in the airports we operate. During the year ended December 31, 2016, the Carrasco Airport served a total of 1.9 million passengers, which accounted for 2.6% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 23,333 air traffic movements, which represented 2.8% of all air traffic movements in the year ended December 31, 2016, in the airports we operate. During the year ended December 31, 2015, the Carrasco Airport served a total of 1.8 million passengers, which accounted for 2.4% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 22,747 air traffic movements, which represented 2.6% of all air traffic movements in the year ended December 31, 2015 in the airports we operate.

In 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the outstanding shares of Puerta del Sur, the holder of the Carrasco Concession Agreement. The original concession agreement was for a period of 20 years ending in November 2023, which term has recently been extended for an additional period of 10 years, until 2033.

Main Customers

Main Aeronautical Customers

For the years ended December 31, 2017, 2016 and 2015, our main aeronautical customers were LATAM Airlines Group, Grupo Aerolíneas Argentinas, VRG Linhas Aereas S.A. (operating as Gol Transportes Aereos), American Airlines, Avianca, Ryanair Ltd., Copa, Air France and Lufthansa Group. In the years ended December 31, 2017, 2016 and 2015, aeronautical revenue received from LATAM Airlines Group totaled U.S.$171.9 million, U.S.$153.2 million and U.S.$105.1 million, respectively representing 22.4%, 22.8% and 19.3%, respectively, of our total consolidated aeronautical revenue. For the years ended December 31, 2017, 2016 and 2015, the aeronautical revenue received from Grupo Aerolineas Argentinas totaled U.S.$126.0 million, U.S.$102.3 million and U.S.$93.1 million, respectively, representing 16.4%, 15.2% and 17.1%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2017, 2016 and 2015, based on the total amount of aeronautical revenue.

	For the Year Ended December 31,
	2017		2016		2015
Main Aeronautical Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue
LATAM Airlines Group	171.9	22.4%	153.2	22.8%	105.1	19.3%
Grupo Aerolíneas Argentinas	126.0	16.4%	102.3	15.2%	93.1	17.1%
Gol Transportes Aéreos	52.0	6.8%	49.9	7.4%	27.9	5.1%
American Airlines	34.2	4.5%	33.8	5.0%	28.0	5.2%
Avianca	38.3	5.0%	33.2	5.0%	22.8	4.2%
Ryanair Ltd	33.1	4.3%	32.0	4.8%	32.1	5.9%
Copa	24.7	3.2%	23.1	3.4%	19.8	3.6%
Air France	22.2	2.9%	20.9	3.1%	20.5	3.8%
Lufthansa Group	20.8	2.7%	19.4	2.9%	21.4	3.9%
Others	244.1	31.8%	205.5	30.5%	172.5	31.8%
Total	767.0	100.0%	673.5	100.0%	543.2	100.0%

Main Commercial Customers

For the year ended December 31, 2017, our main commercial customers were Dufry and Aerofuels Overseas. In the year ended December 31, 2017, amounts invoiced by us to Dufry totaled U.S.$71.4 million and amounts invoiced by us to Aerofuels Overseas totaled U.S.$11.8 million, representing 12.9% and 2.1%, respectively, of our total consolidated commercial revenues.

For the year ended December 31, 2016, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas. For the year ended December 31, 2016, amounts invoiced by us to Dufry totaled U.S.$71.2 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$10.6 million, representing 13.6% and 2.0%, respectively, of our total consolidated commercial revenue.

For the year ended December 31, 2015, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas. For the year ended December 31, 2015, amounts invoiced by us to Dufry totaled U.S.$70.5 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$13.1 million, representing 15.3% and 2.8%, respectively, of our total consolidated commercial revenue.

In 2011, we sold our duty free operations in Argentina, Uruguay, Ecuador and Armenia to Dufry Group. Dufry Group, therefore, became the exclusive duty free operator at these airports. In Brazil and Italy, countries in which we acquired the concessions agreements after 2011, we have separate duty free concession agreements with Dufry Group. Dufry Group does not operate at our AAP Airports in Peru.

Our duty free concession agreements are primarily long-term contracts and include a variable payment, as well as a required minimum fee. Variable payments are calculated as a percent of revenues. New contracts may include an upfront payment once executed. We also charge a separate fee for use of retail and warehouse space. The terms of each agreement with Dufry vary, depending on the jurisdiction and size of the airport where it operates.

The following table sets forth our main commercial services providers for the years ended December 31, 2017, 2016 and 2015, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
Main Commercial Customers	(in millions of U.S.$)	% of Total Commercial Revenue(1)	(in millions of U.S.$)	% of Total Commercial Revenue(1)	(in millions of U.S.$)	% of Total Commercial Revenue(1)
Dufry	71.4	12.9%	71.2	13.6%	70.5	15.3%
Grupo Aerolineas Argentinas	9.2	1.7%	10.6	2.0%	13.1	2.8%

	For the Year Ended December 31,
	2017		2016		2015
Main Commercial Customers	(in millions of U.S.$)	% of Total Commercial Revenue(1)	(in millions of U.S.$)	% of Total Commercial Revenue(1)	(in millions of U.S.$)	% of Total Commercial Revenue(1)
Gate Gourmet	10.6	1.9%	8.1	1.6%	9.1	2.0%
Aerofuels Overseas	11.8	2.1%	5.7	1.1%	7.6	1.7%
JCDecaux do Brasil S.A.	5.4	1.0%	5.4	1.0%	-	-
Intercargo S.A.C.	5.8	1.0%	5.2	1.0%	5.1	1.1%
International Meal Company Alimenta	2.0	0.4%	4.5	0.9%	-	-
Sita Information Networking	5.1	0.9%	4.1	0.8%	3.9	0.9%
Petrobras	4.2	0.8%	3.9	0.8%	0.4	0.1%
Others	430.0	77.4%	403.4	77.3%	350.0	76.1%
Total	555.5	100.0%	522.2	100.0%	459.7	100.0%

(1)	Based on the percentage of total commercial revenue invoiced by us (net of value added tax)

Regulatory and Concessions Framework

Introduction

We hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year term (ending February 13, 2028); may be extended an additional 10 years, subject to authorization by the Argentine Government.
	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year term (ending October 24, 2021). Concession may be extended for 5 years upon governmental approval.
	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.
Italy	Pisa Concession Agreement	ENAC	40-year term (ending December 7, 2046).
	Florence Concession Agreement	ENAC	40-year term (ending February 10, 2043).
Brazil	Natal Concession Agreement	Brazilian ANAC	28-year term (ending January 24, 2040); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
Uruguay	Carrasco Concession Agreement	Defense Ministry	20-year term with 10-year extension already approved (30-year total, ending November 20, 2033).
	Punta del Este Concession Agreement	Defense Ministry	26-year term (ending March 31, 2019). We are currently under negotiations with local government to extend this concession.
Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	20-year and 5-month term (ending July 27, 2024).
	Galapagos Concession Agreement	DGAC; STAC	15-year term (ending July 6, 2026).
Armenia	Armenian Concession Agreement	Armenian Government; GDCA	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.
Peru	AAP Concession Agreement	MTC	25-year term (ending January 5, 2036); may be extended at request of AAP at least 3 years prior to the termination date; the term of the concession cannot exceed 60 years.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	Aeroparque Internacional, “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Misiones, “Cataratas del Iguazú”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto Internacional de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Entre Rios, “General Justo José de Urquiza”	Parana	National	I
17.	Aeropuerto de Posadas, “Libertador General José de San Martín”	Posadas	International	I

	Name	Location	International or national status	Category(1)
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Rio Cuarto, “Área de Material”	Rio Cuarto	National	II
22.	Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	Rio Gallegos	International	I
23.	Aeropuerto de Rio Grande	Rio Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “General Benjamin Matienzo”	San Miguel de Tucuman	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	Buenos Aires	National	—(2)
35.	Aeropuerto de Neuquén, “Presidente Peron”	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”	Bahía Blanca	National	I
37.	Aeropuerto Termas de Rio Hondo	Santiago del Estero	National	—(3)

(1)	The category determines the maximum fees we may charge. See “—Passenger Use Fees,” “—Landing Fees” and “Parking Fees.”
(2)	The El Palomar Airport has not yet been categorized by ORSNA as it was recently brought under the AA2000 Concession Agreement.
(3)	The Termas de Rio Hondo Airport is not categorized since it is not currently under a formal concession agreement. It will be categorized by the ORSNA once it is included within the AA2000 Concession Agreement.

Sources of Regulation

We are subject to numerous regulations that govern the AA2000 Concession Agreement, the concession agreements for the Neuquén and the Bahía Blanca Airports, as well as our business and the operation of the airports, issued by the Argentine Congress, the Executive Branch, the Ministry of Transportation, the ORSNA and the Administration of National Civil Aviation (Administración Nacional de Aviación Civil or the Argentine ANAC).

Title III of Law 17,285, dated May 17, 1967 (the “Argentine Aeronautical Code”), as amended, and Regulation 1/2017 of the Airport Infrastructure and Services General Bureau (Dirección General de Infraestructura y Servicios Aeroportuarios), set forth the basic framework for the regulation of airports in Argentina. The Argentine Aeronautical Code also provided for the creation of both international and national airports and established concepts such as public and private airports. Decree 375/97 created the Argentine National Airport System and established the general framework for regulating the use, operation and management of the Argentine airport facilities that are part of the Argentine National Airport System. Under Decree 375/97, the Argentine Government may grant concessions to operate and manage some or all of the airports in the Argentine National Airport System subsequent to a public bidding process that is open to both national and international entities. Decree 375/97 provides that the Argentine National Airport System is regulated by the ORSNA, with respect to matters generally involving management and maintenance, and by the Argentine ANAC with respect to matters generally involving airport safety and air travel.

Argentina has a federal government system and 23 provinces and the City of Buenos Aires with individual laws. Under the Argentine Constitution, all powers which are not granted to the Argentine Government remain with the provinces and the City of Buenos Aires. Laws related to civil, commercial, criminal, mining, transportation, labor and social security matters are regulated by the National Congress. Pursuant to Article 75, Subsection 30) of the Argentine Constitution, national airports are considered “premises of national interest” (establecimientos de interes nacional), therefore, federal legislation is applicable, with the sole exception for tax and police powers of each of the Argentine Provinces, insofar as they do not interfere with the federal interest.

Governmental Authorities

Role of the ORSNA

The ORSNA is the principal regulator of our airports under Argentine law, and is an agency under the authority of the Ministry of Transportation. The ORSNA is directed by a four-member board (while only three members are currently appointed) and represented by the president of the board. The ORSNA is responsible for establishing the rules and procedures that govern our management and maintenance of the airports we operate and for enforcing our compliance with Argentine laws and the terms of the concession agreements in Argentina, including our fulfillment of our investment plan and master plans. The ORSNA and the Argentine ANAC are jointly responsible for establishing the criteria for our development of airport safety manuals, airport operations manuals, emergency plans and maintenance programs.

All disputes arising in connection with the operation or management of our airports must be submitted to the ORSNA. If we challenge any of ORSNA’s decisions, we may seek final judgment on the matter from the Ministry of Transportation and subsequently from the Argentine federal court system.

Role of the Argentine ANAC

Under the authority of the Ministry of Transportation, the Argentine ANAC is responsible for providing services relating to aeronautical activities, including air traffic control and flight protection services. Since July 2009, the Argentine ANAC has been exclusively in charge of civil aeronautical functions, which were previously provided by the Argentine Air Force, the ORSNA and the Sub-Secretariat of Aerocommercial Transportation.

The Argentine ANAC has the power to audit and control civil aviation activities, including public and private airports and airdromes, air traffic and communications and air navigation and aeronautical services. In addition, it may develop regulatory projects in connection with such activities.

Under the terms of the AA2000 Concession Agreement, the Argentine ANAC is responsible for providing in our airports, among other functions, operating functions (including air traffic control and communications), supervisory functions (including supervision of airport infrastructure, aviation personnel and flight equipment) and safety functions (including direction and supervision of search and rescue operations) at our airports. The Argentine ANAC charges the airlines and is responsible for the collection of general security, flight route security and aircraft landing support charges.

Additional Argentine Agencies

The Ministry of Interior operates the Argentine Migrations Bureau and, under the Ministry of the Treasury, operates the Argentine General Customs Bureau (Dirección General de Aduanas) which performs all immigration and customs functions for all airports in Argentina. The Argentine Migrations Bureau imposes and collects certain charges relating to immigration. In addition, security functions are provided by the Airport Security Police (Policía de Seguridad Aeroportuaria), which is under the authority of the Ministry of Security.

The AA2000 Concession Agreement

Pursuant to Administrative Decision 60/98, AA2000 was awarded the concession for the operation of 33 of the airports of the Argentine National Airport System set forth and covered by the AA2000 Concession Agreement. The AA2000 Concession Agreement was approved by Decree 163/98, dated February 13, 1998.

Because of the period of severe political, economic and social crisis that Argentina experienced during 2001 and 2002, the Congress enacted Law 25,561, which was subsequently amended and expanded, which declared a public emergency in social, economic, administrative, financial and exchange matters and provided for, among other things, the renegotiation of public services and works contracts, such as the AA2000 Concession Agreement. Decree 311/03 established that the renegotiation of public services and works contracts would be carried out by the Public Service Contract Analysis and Renegotiation Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) and that the renegotiation process would be presided over by the former Ministry of Economy and Production and the Ministry of Planning.

Within the renegotiation framework established by Decree 311/03, on July 20, 2005, we executed a memorandum of understanding with the Argentine Government which set forth the guidelines for the renegotiation of the AA2000 Concession Agreement. The renegotiation of the AA2000 Concession Agreement resulted in a preliminary memorandum of agreement, dated June 16, 2006, which was subsequently replaced by a second memorandum of agreement, dated August 23, 2006. The memorandum of agreement, dated August 23, 2006, was then submitted for public hearing by the former Ministry of Economy and Production and the Ministry of Planning. As a result of the comments received at the public hearing, the Public Service Contract Analysis and Renegotiation Unit modified certain provisions of the memorandum of agreement, dated August 23, 2006, and renegotiated the memorandum of agreement with us. The renegotiations resulted in a revised memorandum of agreement, dated December 1, 2006.

The memorandum of agreement, dated December 1, 2006, was approved by the Congress on February 13, 2007, with certain recommendations. The final memorandum of agreement, which was previously approved by the Argentine Congress, was executed by the Argentine Government and us on April 3, 2007, and was confirmed by the Executive Branch by Decree 1799, dated December 4, 2007 (“Final Memorandum of Agreement”).

On December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree 1107/2017. As of the date of this prospectus, we operate 34 airports under the AA2000 Concession Agreement. See “Summary—Our History.”

Unless otherwise stated, the term “AA2000 Concession Agreement” refers to the AA2000 Concession Agreement modified by the Final Memorandum of Agreement.

In addition to the regulatory structure set forth under Argentine law and regulations governing the AA2000 Concession Agreement, the majority of our rights and obligations with respect to the concession are regulated by the specific terms of the AA2000 Concession Agreement as set forth below.

Our General Obligations

In general, under the terms of the AA2000 Concession Agreement, we are responsible for the following functions in connection with the airports, among others:

•	ensuring equality, freedom of access and nondiscrimination with respect to the use of airport services and facilities on the terms established under the relevant bidding documentation;

•	ensuring that the operations of the airports under the AA2000 Concession Agreement comply with community interests, environmental protection, anti-drug trafficking laws and national defense;

•	implementing the master plans approved by the ORSNA;

•	operating airport services and facilities in a reliable manner, in accordance with applicable national and international standards;

•	investing in airport infrastructure in accordance with the applicable investment plan;

•	the maintenance of airports under the AA2000 Concession Agreement, except for those facilities used by the Argentine Government in the areas assigned to and/or reserved for it;

•	the installation, operation and maintenance of the airport facilities and/or equipment in such manner as to prevent them from constituting a public safety hazard;

•	compliance with the relevant environmental protection standards and assessment of the environmental impact that may result from proposed works;

•	providing the ORSNA with all documents and information necessary or requested for verifying compliance with the AA2000 Concession Agreement and any applicable laws and regulations;

•	providing, in the areas under our control, firefighting services for the airports under the AA2000 Concession Agreement;

•	ensuring the ability of the Argentine Government to exercise its relative powers necessary for the operation of the airports under the AA2000 Concession Agreement; and

•	controlling and coordinating operations and activities on each apron, under the supervision of the Argentine ANAC.

Term

The concession is for an initial period of 30 years through February 13, 2028. Pursuant to Section 5.2 of the AA2000 Concession Agreement and Section 26.3 of Decree 1799/07, subject to the prior authorization of the Argentine Government and fulfillment of certain conditions by AA2000, we may extend the term of the concession for an additional period of up to 10 years. We have made a formal request to the ORSNA to extend the term of the concession for the additional 10-year period ending February 13, 2038. We can provide no assurances that the Argentine Government will grant our request or on what conditions. However, pursuant to Section 5.2 of the AA2000 Concession Agreement, if the concession is extended, the Argentine Government has reserved the right to maintain, modify or eliminate the exclusivity granted to the concession. The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall have to expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

Property

Pursuant to the AA2000 Concession Agreement, the Argentine Government transferred to us all of its personal property and the right to use real property in connection with the airports under the AA2000 Concession Agreement for the term of the concession. Under the terms of the AA2000 Concession Agreement, we are required to use the real property to satisfy all airport service needs and we are required to provide for the ongoing maintenance of the property. However, we have the right to grant subconcessions or otherwise allow third parties to use the real property, subject to the prior notification to the ORSNA. In the event of the destruction of all or part of the real property, we are responsible for the payment of all expenses related to the repair or replacement of the property except for damages that occur in connection with acts of God or a force majeure event or if the damaged property is not necessary for complying with our obligations under the AA2000 Concession Agreement. If any event occurs during the term of the AA2000 Concession Agreement that makes the continued use of any property impossible, we are required to return such property to the Argentine Government and will have no recourse against the Argentine Government for the damages we suffer. We are also required under the terms of the AA2000 Concession Agreement to grant to the Argentine Air Force free of charge the space necessary at each airport under the AA2000 Concession Agreement to conduct its assigned duties under the AA2000 Concession Agreement and Argentine law. The Argentine ANAC is responsible for all costs and maintenance in connection with the space provided to it. At the end of the AA2000 Concession Agreement, we are required to transfer all personal and real property, together with any improvements thereto, back to the Argentine Government.

Under the AA2000 Concession Agreement, we may suggest the substitution of one or more airports by building new airports during the term of the AA2000 Concession Agreement, when such substitution is beneficial for customers in terms of price and service quality, subject to the ORSNA’s prior authorization. In such cases, the airports being substituted shall be returned to the Argentine Government simultaneously with the new airport’s commencement of operations. In addition, the ORSNA may add or remove airports from the AA2000 Concession Agreement with our prior consent. Airports may also be removed from AA2000 Concession Agreement when they are no longer in use.

Exclusivity

Under the AA2000 Concession Agreement, the Argentine Government cannot, under any circumstances, affect our exclusive rights or affect the economic equilibrium of the AA2000 Concession Agreement.

Liabilities

Under the AA2000 Concession Agreement, we are liable for all damages caused to the Argentine Government and/or third parties as a consequence of our performance of the AA2000 Concession Agreement and our failure to perform our obligations thereunder.

Penalties

Under the terms of the AA2000 Concession Agreement, the ORSNA is required to approve a regulation regarding penalties applicable to us. On December 13, 2004, the ORSNA issued Resolution No. 88/2004, approving the Rules on Penalties for Infringements of the Concessionaire of the airports under the AA2000 Concession Agreement (Régimen de Sanciones de Aplicación al Concesionario del Grupo “A” de Aeropuertos del Sistema Nacional de Aeropuertos). In the event that we breach any of our obligations under the AA2000 Concession Agreement, the ORSNA has the right to impose monetary fines as it deems appropriate. In addition, in accordance with the provisions of the AA2000 Concession Agreement and the Final Memorandum of Agreement, delays in implementing the investment plan according to the schedule would result in the ORSNA’s imposition of a penalty equal to 10% of the value of the work that is delayed, which could be collected directly by the ORSNA against the performance guarantee, as discussed further below. Any monetary fines imposed by the ORSNA would only become due and payable after a final administrative decision.

Service Standards

Under the AA2000 Concession Agreement, we have agreed to adopt certain standards for our airports regarding design, construction, operation, administration, maintenance, renewal, improvement, development, equipment and systems as reasonably established by the ORSNA in accordance with guidelines developed by IATA and ICAO using similar airports as a reference based on their type, size and passenger traffic. In connection with monitoring our compliance with these standards, the ORSNA shall have the right to inspect all the airports managed by us. The ORSNA is not required to notify us in advance of its inspection. Such inspections are to be carried out at least annually for each airport with passenger traffic greater than 750,000 per year.

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million (U.S.$1.9 million) as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. The amount of the guarantee is to be kept constant during the term of the AA2000 Concession Agreement. In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to LIBOR plus 2.0% from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond in the amount of AR$410.6 million (U.S.$25.8 million).

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of AR$1.5 billion (U.S.$94.4 million) to comply with our obligation for 2017.

Technical Expert Requirement

Under the AA2000 Concession Agreement, we are required to have as a shareholder, at all times, a technical expert who has expertise in operating and managing airports. Under the AA2000 Concession Agreement, any shareholder who has held at least 10.0% of our share capital for a minimum of five years is considered a technical expert. Any substitution of a shareholder that qualifies as a technical expert must be previously approved by the ORSNA. Since CASA and CAS have owned at least 45.9% and 29.8% of AA2000’s common shares, respectively, for over five years, they are deemed technical experts.

Maintenance of Insurance

The Concession Agreement requires us to maintain a civil insurance policy covering personal and property damages, loss or injury in an amount equal to at least AR$300.0 million (U.S.$18.9 million) throughout the term of the Argentine Concession. We are also required to maintain worker’s compensation insurance in accordance with Argentine law. We have taken out a civil liability insurance policy in our name as well as in the ORSNA’s and the Argentine Government’s names in the amount of U.S.$500.0 million covering liabilities that may arise under civil law in connection with the management of our airports and the development of works in our airports.

Collateral Assignment of Revenue

We may collaterally assign revenue derived from the concession, in order to obtain the necessary resources for the fulfillment of our obligations. Such assignment cannot affect the Specific Allocation of Revenue, as defined in the AA2000 Concession Agreement and described in “—Specific Allocation of Revenue,” or the resources foreseen for the financing of the investment plan detailed in the Final Memorandum of Agreement. In addition, collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of the funds thereunder is audited by the Argentine Government and/or by a consulting firm hired for such purpose that is satisfactory to the Argentine Government. Such collateral assignment must be previously authorized by a resolution of the ORSNA, which is responsible for the auditing of the application of the funds. On January 17, 2017, the ORSNA issued Resolution No. 1/2017, pursuant to which it authorized the collateral assignment of proceeds from the Argentine Notes up to an amount equal to U.S.$400 million as long as, after such assignment, AA2000 would have sufficient funds to cover basic operating costs.

Additionally, according to the AA2000 Concession Agreement, a collateral assignment cannot, under any circumstances, decrease the quality of our services or affect the fulfillment of our contractual obligations. Moreover, the collateral assignment must recognize the powers and privileges of the Argentine Government set forth in the AA2000 Concession Agreement and must guarantee that no rights or actions that jeopardize the continuity of the aeronautical public services are exercised. According to the AA2000 Concession Agreement, while a collateral assignment remains in place, we shall have no right to indemnification for the investments secured by the relevant collateral assignment. Once the collateral assignment is terminated, we shall be paid the relevant indemnification amount corresponding to such investments net of the amounts transferred to and applied by the trust.

Assignment of Concession Agreement

The AA2000 Concession Agreement may not be assigned to any third party without the prior consent of the ORSNA and the Argentine Government. We are authorized to grant concessions relating to commercial operation of the airports under the AA2000 Concession Agreement to third parties during the term of the AA2000 Concession Agreement, including the execution of subcontracts with, and the granting of permits to, third parties in order to exploit AA2000’s rights emerging from the provision of the commercial services under the AA2000 Concession Agreement. We are required to inform the ORSNA of our intentions prior to the execution of subcontracts or the granting of the permits. The ORSNA may object to any assignment if it considers it to be insufficient or against the best interests of the management, operation or functioning of the airports.

Previous Subconcessions

Pursuant to the bidding documentation for our concessions in Argentina, we were required to maintain in effect certain subconcessions granted by the Argentine Government for the provision of commercial activities within our airports that were in effect at the time we commenced our activities at the airports until the expiration of such agreements’ terms. After the expiration of their terms, such subconcessions will belong to us. We may decide to continue such activities ourselves, continue with the existing providers or enter into new agreements with third parties to provide such services. We describe below the most important agreements that are currently in effect.

•	Agreement with Intercargo: On November 20, 1990, the Argentine Government granted a concession to Intercargo for a period of 20 years. Intercargo provides assistance with the connection of aircraft to terminals through passenger walkways, for arriving and departing passengers, in 16 of our airports. Intercargo also provides additional services such as ramp services, loading and unloading of luggage, mail and cargo, among other services.

Intercargo had executed an agreement with the Argentine Government providing for the payment of monthly fees of U.S.$156,000 for ramp services and U.S.$8,000 for the use of space within our airports. Such agreements were assigned to us when we took over the operations of the airports. As a result of certain negotiations following the Argentina peso devaluation, Intercargo currently pays to us an additional monthly fee of U.S.$156,740 and, every six (6) months, pays us the difference between such amounts and the amount resulting from the calculation using the current market exchange rate. The agreement with Intercargo expired on November 19, 2010. In May 2011, through Resolution No. 421/2011, the Argentine ANAC approved a new fee structure for the services rendered by Intercargo, therefore tacitly renewing (tácita reconducción) this subconcession. In June 2011, we challenged such Resolution with the Argentine ANAC. On December 31, 2012, we entered into a new agreement with Intercargo which expired on September 31, 2015. In March 2016, we also challenged Resolution No. 421/2011 with the ORSNA. As of the date of this prospectus, the Argentine ANAC and the ORSNA have not issued resolutions to our challenges to Resolution No. 421/2011 and Intercargo continues making monthly payments to us as described herein. Furthermore, we are currently negotiating the terms of a new agreement with Intercargo regarding ramp services and the use of space within our airports.

•	Agreement with Interbaires: On April 24, 1990, the Argentine Government granted a 20-year concession to Interbaires, which may be automatically extended for an additional 10-year term. Interbaires operates the duty free shops at Ezeiza, Aeroparque and the airports of Córdoba, Bariloche, Mendoza, Mar del Plata and Iguazú. AA2000 agreed to extend the concession on May 4, 2010. The additional term under which Interbaires will continue providing services to us consists of an additional 17 years, two months and 29 days, and expires on February 8, 2028. Interbaires pays us a monthly royalty fee equal to 15% of its total gross revenue, net of VAT.

•	Agreement with Gate Gourmet (previously Buenos Aires Catering): On June 8, 1989, the Argentine Government granted a concession to Buenos Aires Catering for an indefinite period of time. Such concession was terminated in 2000, when we granted them a commercial use permit. In 2005, we entered into an agreement with Gate Gourmet, which substituted the previous agreement and granted such company an exploitation and commercial use permit for the provision of catering services in aircraft, laundry services, catering for third parties delivered outside the airports and training courses, among other services. Such agreement shall expire on February 29, 2028. Pursuant to such agreement, Gate Gourmet is required to pay us a monthly fee of 10% of the gross amounts invoiced by such company for the provision of catering services, 5% of the gross amounts invoiced for laundry services, 1.5% of the gross amounts invoiced for the renting of space for training courses and 1.5% of the gross amounts invoiced for catering to third parties delivered outside the airports.

Share Transfer Restrictions

AA2000’s shares may not be pledged or encumbered without prior authorization from the ORSNA. The pledging or refraining from pledging shares or other assets may not be regarded as a condition precedent for fulfillment of investment commitments, and may not serve as justification for failing to fulfill the commitments assumed under the AA2000 Concession Agreement in a proper and timely manner.

The shareholders of AA2000 can only change their stake ownership or sell their shares upon prior authorization from the ORSNA. AA2000 cannot merge or spin off during the term of the AA2000 Concession Agreement.

Applicable Law and Jurisdiction

The AA2000 Concession Agreement is governed and interpreted in accordance with the laws of Argentina. The parties to the AA2000 Concession Agreement agree to accept the jurisdiction of the competent federal courts of the City of Buenos Aires.

Miscellaneous Provisions

Under the terms of the AA2000 Concession Agreement, we and the Argentine Government have additional rights and obligations, including the following:

We are permitted to use and manage airports other than the airports under the AA2000 Concession Agreement with the prior authorization of the Argentine Government;

In order to encourage the performance of new works in the airports, we may stipulate in agreements with third parties aimed at rendering services which require the performance of new works, upon the prior authorization of the ORSNA that these agreements shall continue in effect in the event of an early termination of the AA2000 Concession Agreement. In such a case, the Argentine Government or its assignee shall be subrogated in our rights and obligations under such agreements; and

The Argentine Government, through the Secretary of Transportation, is required to establish a procedure for governing slot allocation at each apron.

Specific Allocation of Revenue

Under the terms of the Final Memorandum of Agreement, we are required to, on a monthly basis, allocate an amount equal to 15% (in Argentine pesos) of the total revenue derived from the AA2000 Concession Agreement (“Specific Allocation of Revenue”), pursuant to the following percentages:

•	11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. The Secretary of Transportation, following the ORSNA’s approval, will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by us or not.

•	1.25% of total revenue to a fund to study, control and regulate the AA2000 Concession Agreement, which shall be administered and managed by the ORSNA.

•	2.5% of total revenue to a trust for investment commitments for the airports under the AA2000 Concession Agreement.

The Specific Allocation of Revenue is set forth in a trust agreement for the development of the Argentine National Airport System executed on December 29, 2009, between us and Banco Nación, as trustee (“Development Trust”). See “—Development Trust” below.

However, for the purpose of calculating the Specific Allocation of Revenue, we do not take into account our revenue derived from reimbursement of expenses by our subconcessionaire’s, revenue derived from Construction services under IFRIC 12, and the revenue resulting from our contributions to the Development Trust aimed at investments in our airports equivalent to 2.5% of the total revenue derived from the AA2000 Concession Agreement.

Investment Plan

Under the terms of the AA2000 Concession Agreement, we are required to make capital expenditures in accordance with our investment plan submitted with the Final Memorandum of Agreement, which sets forth our required investment commitments for the period from 2006 through the end of the AA2000 Concession Agreement in 2028. Under the AA2000 Concession Agreement, our total required investment commitments from January 2006 until 2028 are AR$2.2 billion (U.S.$733.3 million) (calculated in December 2005 values). As of September 30, 2017, we have invested AR$2.1 billion (U.S.$700.0 million) (calculated in December 2005 values) under our investment plan. Our investments have thus far been financed by cash generated by our operations and the net proceeds from our issuance of indebtedness.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Final Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlapped with the first five-year period and ran from January 1, 2011 to December 31, 2015. For the period from January 1, 2016 through the end of the AA2000 Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports. Each successive investment plan will take into account our revenue and expenses as they relate to the financial projections set forth in the AA2000 Concession Agreement. We may not commence works that are not authorized by the ORSNA and included in the applicable investment plan. We are required to present, pursuant to the procedures established by the ORSNA, each five-year investment plan to the ORSNA by January 31 of the year prior to the year in which the investment plan will come into effect. If the ORSNA comments on the investment plan, we are required to modify the investment plan in accordance with the comments or we will be deemed to have breached the AA2000 Concession Agreement. In addition, the ORSNA will specify the rules governing the authorization of our related construction.

Under the AA2000 Concession Agreement, the ORSNA may revise the timing of the works contemplated in the applicable investment plan and may also modify the investment plan to require additional works, provided that such modifications may not require investment commitments in excess of those already contemplated for the relevant annual period.

Works performed in accordance with the investment plan are entered in an investment registry maintained by the ORSNA, which catalogues both the physical progress and economic investments made under the investment plan. We are required to provide all the necessary documentation and any other data or reports requested by the ORSNA with respect to the investment registry.

Master Plan

Under the terms of the AA2000 Concession Agreement, we are also required to establish a master plan for each of our airports, which shall be approved and can only be subsequently amended by the ORSNA. Each master plan sets forth the investment commitments to be received by each airport over the term of the AA2000 Concession Agreement, taking into account the expected demand for aeronautical and commercial services.

Financial Projections

The AA2000 Concession Agreement requires us to submit to the ORSNA financial projections (“Financial Projection of Income and Expenses”) of our income, operational expenses, investment obligations and the procedure for paying balances and mutual claims during the term of the AA2000 Concession Agreement. See “—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” The AA2000 Concession Agreement contemplates annual revisions to the Financial Projection of Income and Expenses in order to preserve the stipulated economic equilibrium to be made during March of each year. All changes to the projections are contemplated to be effective as of April 1 of the same year, although as of the date of this Prospectus, the yearly adjustments for 2016 were not yet effective.

Economic Equilibrium

Under the AA2000 Concession Agreement, the ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The “economic equilibrium” derives from, and is determined in accordance with, the Financial Projection of Income and Expenses and the initial investment, as determined in Annex V of Final Memorandum of Agreement and subsequent regulations, including ORSNA Note No. 152/08. The Financial Projection of Income and Expenses establishes fund flows for each year during the AA2000 Concession Agreement. These annual fund flows, together with the AR$857.7 million initial investment, are used to determine the “economic equilibrium.” During each annual review, amounts previously included in the Financial Projection of Income and Expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation for such year in accordance with a formula set forth in the Final Memorandum of Agreement, in order for the Financial Projection of Income and Expenses to be restated in December 2005 values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession Agreement which, together with our past results of operations, may result in an economic equilibrium. The three principal factors that determine economic equilibrium are the payments we make to the Argentine Government, the fees we charge airlines and passengers for aeronautical services (such as passenger use fees and aircraft landing and parking fees) and the investments that we are required to make under the AA2000 Concession Agreement. The ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. The only factor that has been adjusted in the past has been the fees that we are permitted to charge for aeronautical services and the additional investment commitments.

In addition, we may propose additional charges not included in the AA2000 Concession Agreement whenever such charges are for technical and financial improvements to the rendering of services to users and air operators. In the event we engage in or offer new or additional services not expressly contemplated in the AA2000 Concession Agreement, we may also request the ORSNA to approve such services and set additional fees for such services when the application of such additional fees results in better service for the airlines and the passengers using our airports.

Since 2012, the ORSNA has reviewed the Financial Projection of Income and Expenses four times through Resolution 115/12, dated November 7, 2012, Resolution No. 44/14, dated March 31, 2014, Resolution No. 167/15, dated November 20, 2015, and Resolution No. 100/2016, dated November 25, 2016.

Pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2015, according to the following rules:

•	to re-establish the economic equilibrium of the Financial Projection of Income and Expenses through an adjustment in aeronautical fees; and

•	to maintain the benefit airlines paying on time are entitled to under Resolution No. 10/09, dated January 28, 2009, pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical charges set forth in Annex II of the Final Memorandum of Agreement, instead of paying the fees established by ORSNA Resolution No. 101/2016, which became effective as of January 1, 2017.

In addition, by means of Resolution No. 101/2016, the ORSNA approved a 14.0% decrease in the international passenger use fees from U.S.$57.0 to U.S.$49.0 and a 150.0% increase in the rate of the domestic passenger use fees from AR$20.00 to AR$74.33. We filed a claim with the ORSNA regarding the adjustments to the fees approved by Resolution No. 101/2016 which, as of the date of this prospectus, has not been resolved.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001-2002 economic crisis, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

•	23.0% (AR$195.0 million) (U.S.$45.3 million), was fully satisfied in 2011;

•	18.6% (AR$158.0 million) (U.S.$36.7 million) through the issue of convertible notes, which were converted into shares of AA2000 in December 2011; and

•	58.4% (AR$496.1 million) (U.S.$115.3 million) was capitalized through the delivery to the Argentine Government of 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of AR$1 and have no voting rights. In addition, such shares are redeemable by us at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government will be able to convert all of the preferred shares into common shares of AA2000 with a nominal value of one peso each, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government to the extent we have not previously redeemed such an annual percentage for that year. At the time of exercising any conversion rights, the Argentine Government shall execute an agreement with other shareholders of AA2000 to secure and maintain the Argentine Government’s level of participation in common shares as a consequence of the conversion. The preferred shares will accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event we do not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation.

The decisions to increase AA2000’s corporate capital, issue preferred shares and issue the convertible notes were authorized by the ORSNA under Resolution No. 26/2008, dated April 25, 2008. In turn, these were authorized by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores or “CNV”) on June 9, 2008, and registered before the Mercantile Registry on June 19, 2008, under No. 12,201, Corporations Book No. 40.

The preferred shares will be considered part of the shareholder’s equity of AA2000 so long as they are not redeemed by us. The debts and commitments are reflected in our Audited Combined Consolidated Financial Statements.

Regulation of Fees

The AA2000 Concession Agreement establishes the maximum fees that we may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each departing passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft fees, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors. In accordance with its annual review of our financial projections, the ORSNA may adjust the maximum fees which we may charge, taking into account increases in air traffic, improvements in efficiency, increases in taxes, the level of services provided, as well as projected investment levels under the master plan and the need to preserve the economic equilibrium of the AA2000 Concession Agreement. See “—Financial Projections” above. The implementation of such fees generally occurs over different periods of time following effectiveness of the resolution authorizing such fees. In addition, from time to time as established by the ORSNA, we may set fees for arrangements not contemplated under the AA2000 Concession Agreement when the implementation of such additional charges represents technical and financial improvements in the provision of services to airlines and passengers. Under Argentine law, we have the right to collect all passenger use fees and aircraft fees.

Pursuant to ORSNA Resolutions Nos. 10/09, 126/11, 45/14, 168/15 and 101/2016, airlines that pay aircraft landing fees on time benefit from a discount pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical fees set forth in Annex II of the Final Memorandum of Agreement, irrespective of the fees set forth in each of such resolutions. With respect to the fees set forth by ORSNA Resolution No. 101/2016, which are currently in place, the discount entails a 48.42% effective discount on landing fees, and a 42.35% effective discount on parking fees. We filed a claim with the ORSNA regarding the fee adjustments approved by Resolution No. 101/2016, which became effective on January 1, 2017. As of the date of this prospectus, our claim has not been resolved by the ORSNA. See “—Financial Projections” above.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2017, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights	U.S.$	49.00	U.S.$	36.48	U.S.$	32.34	U.S.$	32.34
Domestic flights	AR$	74.33	AR$	52.00	AR$	45.50	AR$	45.50

Regional passenger use fees are a variation of the international flight passenger use fees and are applied only to international flights which cover a distance of less than 300 kilometers (187.5 miles), including international flights between the City of Buenos Aires and Uruguay. Regional passenger use fees are set at U.S.$25.16 and correspond to the following airports and destinations: Río Grande Airport and Río Gallegos Airport to all passengers flying to Punta Arenas, Chile; Bariloche to all passengers flying to Puerto Montt, Chile; Mendoza to all passengers flying to Santiago de Chile, Chile; and Resistencia, to all passengers flying to Paraguay.

Passenger use fees on international flights are not charged for: (i) children under the age of 2, (ii) diplomats and (iii) transfer and transit passengers. Passenger use fees on domestic flights are not charged for: (i) children under the age of 3 and (ii) transfer and transit passengers.

Landing Fees

The table below sets forth the maximum amounts that, effective as of January 1, 2017, we may collect from aircraft operators by airport category under the AA2000 Concession Agreement in respect of international and domestic aircraft landing fees.

International Flights

	I	II	III	IV
	(U.S.$ per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	–	–
> 170 tons	9.76	–	–	–
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night air field lighting	30%	30%	30%	30%

Domestic Flights

	I	II	III	IV
	(AR$ per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	.73	0.52	–
81 – 170 tons	1.26	0.88	–	–
> 170 tons	1.47	–	–	–
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night air field lighting	30%	50%	30%	30%

Per ton aircraft fees are charged for international and domestic flights to all commercial and private aircraft, with the exception of aircrafts that weigh less than two tons. Aircraft weighing between two and twelve tons pay the minimum fee set forth in the table above. A rush-hour landing surcharge, equal to 50% of the landing fee applicable to such aircraft, is charged to all domestic and international flights that land at Aeroparque between 6:00 a.m. and 10:00 am, and between 6:30 p.m. and 9:30 p.m., daily.

Parking Fees

The table below sets forth the maximum amounts that, effective as of January 1, 2017, we may collect from aircraft operators, by airport category, under the AA2000 Concession Agreement with respect to international and domestic aircraft parking fees.

International Flights

	Airport Category
	Ezeiza/ Aeroparque	I	II	III	IV
	(U.S.$ per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	3.84	1.92	1.43	1.12	1.12
Minimum fee	55.46	36.99	13.18	13.18	13.18
12 – 80 tons	0.34	0.17	0.13	0.10	0.10
81 – 170 tons	0.48	0.20	0.14	0.11	–
> 170 tons	0.98	0.22	0.14	–	–
Minimum fee	7.33	4.89	2.44	2.44	2.71

Domestic Flights

	Airport Category
	Ezeiza/ Aeroparque	I	II	III	IV
	(ARS.$ per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	4.45	2.65	2.1	1.6	1.05
Minimum fee	124.44	81.9	51.9	37.8	23.64
12 – 80 tons	0.85	0.65	0.50	0.40	0.20
81 – 170 tons	1.15	0.65	.50	0.40	–
> 170 tons	1.50	0.85	0.62	–	–
Minimum fee	39.5	26.00	16.50	12.00	7.05

Aircraft parking fees for international flights are charged to all commercial and private aircrafts, with the exception of aircrafts that weigh less than five tons. Aircraft parking fees for domestic flights are charged to all commercial and private aircraft, with the exception of aircraft that weigh less than five tons. Aircrafts that weigh less than five tons pay the minimum fee set forth above, only when parking time is greater than 15 days within a one-month period. Aircraft parking fees for international and domestic flights for Ezeiza Airport and Aeroparque Airport are charged to aircrafts parked in an operative apron; aircraft parking fees for international and domestic flights for aircraft parked in a remote apron are charged the fees corresponding to Category I. Free parking time is not applicable, irrespective of whether the flight is international or domestic, or commercial (whether in regular flight or not) or private.

Commercial Revenue

Fees for commercial services may be freely established by us. However, under the terms of the AA2000 Concession Agreement, we are required to submit to the ORSNA any information it requests in connection with our agreements with third parties for the provision of commercial services within 30 days of the execution of such agreements. If the ORSNA objects to the terms of an agreement, it may request that the agreement be terminated. Either we or the third party may challenge such request in an administrative proceeding to be decided by the ORSNA, which is subject to further administrative proceedings and judicial review.

Termination by the Argentine Government upon breach by AA2000

The Argentine Government may terminate the AA2000 Concession Agreement upon the existence of the following conditions:

•	if we repeatedly breach, as determined by the ORSNA, any of our obligations under the AA2000 Concession Agreement and the breach is not cured within the time period specified by the ORSNA in its notice of the breach;

•	if the cumulative amount of fines (affirmed by final administrative ruling) imposed on us exceeds 20% of our annual gross revenue, net of taxes and charges, as calculated by the ORSNA at the end of each fiscal year;

•	if any of our shareholders encumber or allow to be encumbered in any manner AA2000’s shares without the ORSNA’s consent, and do not secure the discharge of the encumbrance within a time period specified by the ORSNA;

•	if we fail to pay the Specific Allocation of Revenue in due manner and time;

•	if AA2000’s shareholders approve, without the ORSNA’s consent, an amendment to our bylaws or a stock issuance that alters or permits alterations of the shareholdings existing at the time of incorporation, on the terms established under the AA2000 Concession Agreement; or

•	if our shares are transferred and no technical expert remains a shareholder without the prior approval from the ORSNA.

If the Argentine Government elects to terminate the AA2000 Concession Agreement (even due to our breach), it is required to pay us the value of the aeronautical investments we have made that have not been amortized as of the time the termination is ordered, after deducting the following percentages as compensation for damages incurred:

•	50.0% during the first 10 years of the AA2000 Concession Agreement;

•	45.0% during the second 10-year period of the AA2000 Concession Agreement; and

•	40.0% during the third 10-year period of the AA2000 Concession Agreement.

Aeronautical investments include those investments that are contemplated under the AA2000 Concession Agreement or that are specifically authorized by the ORSNA as aeronautical investments within our airports’ premises, but do not include investments not originally contemplated under the investment plan that are not expressly authorized by the ORSNA. In the event that the Argentine Government elects to terminate the AA2000 Concession Agreement for one of the reasons stated above, the Argentine Government and the ORSNA may also foreclose on and collect the full amount of the performance guarantees.

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes.

Buy-out of the AA2000 Concession Agreement

Under Argentine public law, the Argentine Government has the right to buy out or otherwise terminate concessions, including the AA2000 Concession Agreement, at any time if such buy out or termination is made in the public interest. Under the terms of the AA2000 Concession Agreement, the Argentine Government has agreed not to buy-out our concession rights before February 13, 2018. If the Argentine Government elects to buy out the AA2000 Concession Agreement, it is required to indemnify us in an amount equal to the value of the aeronautical investments we have made that have not been amortized as of the time of the buy-out, multiplied by 1.10 plus the value of all other investments made that have not been amortized. The Argentine Government will not indemnify us for investments not foreseen in our investment plan, investments that have not been authorized by the ORSNA or for lost revenue. In addition, the Argentine Government must assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan (such as the issuance of the Argentine Notes) for which we would be compensated as part of the indemnification to us by the Argentine Government. However, in accordance with section 30.4 of the Final Memorandum of Agreement, while a collateral assignment of revenue that is made into a trust remains in effect, we will have no right to indemnification for the investments secured by the relevant collateral assignment.

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes.

Termination by AA2000 upon breach by the Argentine Government

We may demand termination of the AA2000 Concession Agreement if the Argentine Government breaches its obligations in such a manner that prevents us from providing the services required of us under the AA2000 Concession Agreement or which permanently affects the same and if the Argentine Government does not remedy the situation giving rise to such breach within 90 days following notice from us.

Upon our termination of the AA2000 Concession Agreement, we shall be entitled to the following damages from the Argentine Government:

•	if terminated during the first 10-year period of the AA2000 Concession Agreement, the amount of our aeronautical investments that have not been amortized as of the time of the termination multiplied by 1.30;

•	if terminated during the second 10-year period of the AA2000 Concession Agreement, the amount of our aeronautical investments that have not been amortized as of the time of the termination multiplied by 1.20; and

•	if terminated during the third 10-year period of the AA2000 Concession Agreement, the amount of our aeronautical investments that have not been amortized as of the time of the termination multiplied by 1.10.

Additionally, if the Argentine Government’s breach of the AA2000 Concession Agreement that gives rise to our termination of the AA2000 Concession Agreement is caused by the negligence, fault or willful misconduct of the individuals acting on behalf of the Argentine Government, we shall have the right to demand compensation for all damages, with the exception of lost profits, that arise in connection with our obligations under the AA2000 Concession Agreement.

Termination of the AA2000 Concession Agreement shall be deemed a default under the Argentine Notes.

End of Concession

Upon the termination of the AA2000 Concession Agreement, we will be required to (i) turn over the airports under the AA2000 Concession Agreement to the Argentine Government and all property thereof, together with any improvements thereto, at no charge and in good condition, subject to normal wear and tear; (ii) undertake responsibility for payment of all of our debts, which cannot be transferred to the Argentine Government; and (iii) transfer to the Argentine Government or the new grantee of the concession the performance of all services in connection with the AA2000 Concession Agreement, including developments and technological breakthroughs and other services related to the performance of the services under the AA2000 Concession Agreement.

In addition, under the terms of the AA2000 Concession Agreement, no agreement entered into by us and in effect as of such date will be transferred to the Argentine Government upon the end of the AA2000 Concession Agreement. We are required to include provisions in any such agreements whereby the providers of goods or services undertake to continue with the performance of the relevant agreements for at least 180 days following the end of the AA2000 Concession Agreement. Such agreements shall also provide for the Argentine Government’s right to terminate the same.

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government. The collateral assignment of revenue must be previously authorized by a resolution of the ORSNA. On January 17, 2017, the ORSNA issued Resolution No. 1/2017, pursuant to which it authorized the collateral assignment of revenue under the Argentine Notes, up to an amount equal to U.S.$400 million. While such a collateral assignment remains in place, we will have no right to indemnification for the investments secured by the relevant collateral assignment. See “—Collateral Assignment of Revenue.”

Development Trust

On December 29, 2009, we, as trustor, and Banco Nación, as trustee, entered into the Development Trust, aimed at managing and allocating the funds to be transferred by us under the Specific Allocation of Revenue and the Allocated Revenues under the Mutual Claim Settlement Procedure. The Secretary of Transportation and the ORSNA also executed the Development Trust acknowledging and providing their consent with the terms and conditions therein.

Under the Development Trust, the following trust funds were established:

•	“Trust Fund to Study, Control and Regulate the Concession,” consisting of the assignment in trust of 1.25% of AA2000’s total revenues, which shall be designated to carry out studies on the control and regulation of the concession as required by the ORSNA;

•	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” consisting of Allocated Revenues under the Mutual Claim Settlement Procedure, which shall be designated to pay the amount of AR$195.0 million (U.S.$51.3 million) plus interest at a 2% annual rate, owed to the Argentine Government according to the provisions set forth in the Final Memorandum of Agreement. See “—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” In turn, such funds shall be used in connection with infrastructure projects at airports of the Argentine National Airport System not operated by us;

•	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,” consisting of the assignment in trust of 11.25% of AA2000’s total revenues, 70.0% of which is to be contributed to finance infrastructure airport works and to improve the services provided in airports of the Argentine National Airport System and 30.0% of which is to be contributed directly to ANSES;

•	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” consisting of the assignment in trust of 2.5% of AA2000’s total revenues derived from services under the AA2000 Concession Agreement, which shall be designated to finance works included in each five-year investment plan;

•	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” consisting of the assignment in trust of 100% of the amounts deriving from specific charges and tariff increases that may be set in the future, net of collection expenses, which shall be designated to finance airport infrastructure works as it shall be detailed in the regulations under which such specific tariff and charges are created. Pursuant to Resolutions No. 118/12, as amended, and 45/14, the ORSNA created two specific trust funds: (a) “Trust Fund for Works of 2012 Project” and (b) “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” Under these trusts, after giving effect to the Specific Allocation of Revenue detailed above, we must assign: (1) 100% of the difference between the increase of the passenger use fee approved by the ORSNA for the 2011–2012 period, in comparison with the fees in effect as of 2010, for the “Trust Fund for Works of 2012 Project,” until we finished the works under 2012 investment plan or the expiration of a 30-year period, whichever occurs first; and (2) 10.72% of the passenger use fees approved by the ORSNA for the 2011–2012 revision period, for the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” (which include works that were not previously specified in the AA2000 Concession Agreement, nor in the Final Memorandum of Agreement), until the expiration of the concession or the expiration of a 30-year period, whichever occurs first.

The term of the above-mentioned trust funds shall not exceed 30 years and shall be terminated if the concession is terminated for any cause, except for the “Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” which terminated in 2011, and the “Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” which shall have the duration set forth under the regulations pursuant to which such tariff and charges are created.

The ORSNA shall calculate the amounts that we shall transfer on a monthly basis to Banco Nación pursuant to the procedure for Specific Allocation of Revenues approved by ORSNA Resolution No. 64/2008, dated August 7, 2008. The amount calculated shall be communicated to us and to Banco Nación during the first 15 days of each month. We shall deposit the respective amounts during the following 48 business hours after being notified of the amount by the ORSNA. In the event of payment default, the amounts will accrue interest at a rate equal to one and a half times the discount rate for commercial transactions of Banco Nación in pesos.

The Development Trust sets forth that we are not obligated to make any additional capital contributions to the above-mentioned trust funds. In the event such trust funds are insufficient to meet their purpose due to a cause not related to us, the amounts required to fulfill the commitments undertaken shall be paid by the Argentine Government.

Contributions to the Development Trust

Pursuant to the Development Trust, the Specific Allocation of Revenue and the Allocated Revenues under the Mutual Claim Settlement Procedure retroactively accrued from January 1, 2006, through the execution date of the Development Trust would be transferred to the Development Trust pursuant to the conditions and methodologies to be set forth by the ORSNA, with the approval of the Secretary of Transportation.

The Development Trust provides that we may pay the amounts in cash payable to the Development Trust through the assignment of credits owed to us originated in aeronautical services and/or commercial services within the AA2000 Concession Agreement, subject to the ORSNA’s prior authorization.

Assessment of the Regulatory and Concessions Framework

Pursuant to Resolution No. 8/2017 dated March 17, 2017, the ORSNA initiated an international procurement process for hiring consultancy services to conduct a comprehensive study of the legal framework governing the AA2000 Concession Agreement, including a comparative analysis of the regulatory frameworks existing in other countries. It is expected to be completed within a six-month term from the date of commencement. The tasks to be performed under the consultancy services include:

A survey of the current condition of infrastructure of the airports under the AA2000 Concession Agreement, including their needs of upgrading, standardization and adequacy to current legislation as well as an assessment of new investments in terms of current and future capacity, based on demand forecasting in a short, medium and long term.

An analysis of operational, security and planning matters in airports under the AA2000 Concession Agreement as compared to the current international trends, including the analysis of Master Plans and the pertinence of the incorporation, substitution or removal of airports under the AA2000 Concession Agreement.

A critical analysis of the economic and finance regulations in force, stating pros and cons and including proposal of alternatives as regards economic regulation, rates and charges.

A comprehensive survey of the legal regime in force in the AA2000 Concession Agreement, compared with the regulation of airport activity in other countries. The comparative legal analysis of the Argentine regulatory model shall include, among others, the following topics:

•	The main duties of the concessionaire, such as the Investment Plan.

•	The Specific Allocation of Revenues as compared to the fee (canon) system or other compensation mechanisms. Analysis of the most beneficial system for the interest of the State. A survey on the amounts effectively deposited by the concessionaire to date.

•	The regulations regarding approval, supervision and authorization of use of works (Reglamento para la Autorización, Fiscalización, Habilitación y Aprobación de Obras) in the airports under the AA2000 Concession Agreement.

•	The regulations for the registration of investments (Reglamento de Registro de Inversiones) and the regulatory accounting rules (Manual de Contabilidad Regulatoria), including an assessment of the enforcement of these regulations and compliance with the corresponding procedures.

•	The Guidelines for the Review of the Financial Projection of Income and Expenses (Pautas y Mecanismos de Revisión de la Proyección Financiera de Ingresos y Egresos de la Concesión).

•	The Rules on Penalties applicable to both the Concessionaire and third-party providers that develop activities in the airports. A further analysis on the legal regime applicable to the providers that develop non-aeronautical activities in the airports is also required.

•	The applicable regulations for the approval of the Land Use Plan and of the Master Plans.

•	Evaluation of the legal feasibility in accordance with the international best practices that the Argentine Government re-assume direct management or exploitation of airports in the cases and matters it considers pertinent.

The Argentine Government may adopt new measures upon completion of this study which could affect our business. While the current administration has publicly stated that it intends to foster long-term investments by assuring a stable and reliable legal framework for investors, we cannot provide any assurance that the Argentine Government will not enact new regulations, seek to renegotiate the AA2000 Concession Agreement and extend its term in order to preserve the economic equilibrium or to pursue its early termination for reasons of public interest. See “—The AA2000 Concession Agreement.”

Other airports we operate in Argentina

In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport.

In 2001, the Government of the Province of Neuquén together with the ORSNA awarded to us the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which is set to expire in 2021. Likewise, in 2008 the Municipality of Bahia Blanca together with the ORSNA awarded to us the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire on 2033. Both concession agreements provide the possibility of extension upon approval.

We operate the Termas de Rio Hondo Airport in Argentina, pursuant to an agreement between AA2000 and the Province of Santiago del Estero, but there is no written concession agreement with the Argentine Government. As of the date of this prospectus, there are certain regulatory approvals pending to include the Termas de Rio Hondo Airport within the AA2000 Concession Agreement.

The Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport are not material to our business.

Italy

Headquartered in Florence, TA is the result of the merger of SAT, Galileo Galilei S.p.A. and ADF on June 1, 2015. As a result of the merger, CA Italy, which is 100% owned by CAAP, has a controlling stake of 51.1% of TA. Prior to the merger, SAT and ADF were granted concessions for the management of the Pisa Airport and the Florence Airport, respectively. After the merger, the concessions were transferred to TA. Set forth below is a description of their main terms and conditions, as well as of the relevant regulatory framework.

On February 19, 2018, CA Italy acquired an additional 4.56% of the share capital of TA. Following this acquisition, CA Italy currently holds 55.7% of TA’s share capital.

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

•	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.

•	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.

•	In implementation of Law No. 537/1993, Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.

•	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.

•	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the abovementioned Ministerial Decree No. 521/1997, issued the Directive No. 141-T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

•	On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

•	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.

•	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.

•	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.

•	Directive 96/67/EC on access to the ground handling market at European Union airports and the relative implementation Legislative Decree No. 18/1999, as subsequently amended and supplemented.

•	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.

•	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.

•	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.

•	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.

Powers Reserved to the Italian Government with Respect to Strategic Transport Assets

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to special “Golden Powers” of the Italian Government provided under Law Decree 21/2012. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government concerning the strategic assets of companies operating in the transport sector. In particular, Article 2 of Law Decree 21/2012 includes the following regulations for identifying:

•	strategic assets in the transport sector, such as ports and airports, including those necessary to ensure the minimum provision and operation of essential public services, the assets and relationships of strategic importance to the national interest in the transport sector;

•	the types of acts or transactions within the same group of companies to which the Italian Government’s special powers do not apply; and

•	the procedures for exercising the special powers in the transport sector.

•	The “strategic assets” in the transport sector have been defined by Article 2 of Presidential Decree No. 85 of March 25, 2014 (the “Presidential Decree 85/2014”) as large networks and plants of national interest, intended to ensure the main trans-European corridors and the related conventional reports, including:

•	ports of national interest;

•	airports of national interest; and

•	national railroad networks of relevance for trans-European networks.

Such regulations apply to TA by virtue of its being an entity that operates the Italian Airports of national interest located in Pisa and Florence. In particular, these provisions state that, in relation to companies that own one or more of these strategic assets, the Italian Government, having assessed the relevant transaction and identified a threat concerning said strategic assets, may:

•	impose specific conditions on, or (in case the specific conditions are not adequate to protect the essential national interests of defense and national security) veto any resolutions, acts and transactions by any company owning strategic assets that would determine a change in the ownership, control, availability or transferability of those assets themselves or change their use (including merger or demerger, transfer of the registered office to a foreign country, change of the relevant company’s business purpose, winding up, amendments to the company’s articles of association concerning the limits to the voting rights attaching to the company’s interest or the maximum shareholding which each shareholder may own, transfer of the entire business or of a business division which include the strategic assets, assignment of the strategic assets by way of security, and resolutions concerning the sale of subsidiaries which own strategic assets), where such resolutions, acts or transactions result in an exceptional situation not regulated by national or European laws applicable to the sector which constitute a threat of a serious prejudice to the interest of public safety and operation of the networks and installations, and the continued provision of services (Article 2, paragraph 3);

•	impose conditions requiring certain buyers outside the European Union to give guarantees in any purchase and for any reason, (Article 2, paragraph 5), of shareholdings in an amount that would give the buyer control of the purchased company, pursuant to Article 2359 of the Italian Civil Code and the Consolidated Financial Services Act, if such a purchase poses a serious threat to public interest in the security and operation of networks and installations and the continued provision of services (Article 2, paragraph 6); and

•	oppose the purchase described before, if such a purchase entails exceptional risks to the protection of public interest relating to the security and operation of networks and installations and continued provision of services, which cannot be mitigated by the buyer committing to guarantee the protection of such interests (Article 2, paragraph 6).

To exercise these special powers, Article 2 of Law Decree 21/2012 provides that:

•	the operator has an obligation to disclose both any resolutions, acts and transactions that could be subject to the actions described before, and any purchases or transactions that could be subject to the actions described before; and

•	the Italian Government shall abide by objective and non-discriminatory evaluation criteria in exercising its special powers. The Italian Government is required, in relation to any transaction, to consider the following: (i) in relation to the official position of the European Union, whether there is any reason to believe (a) that connections may exist between the buyer and other countries that do not recognize the principles of democracy or the rule of law, and which may not comply with international law, or that have acted in a way that poses as a threat to the international community, as evidenced by their alliances; or (b) that the buyer has relationships with criminal or terrorist organizations or with persons or entities otherwise related to them; (ii) the suitability of the structure resulting from the legal deed or transaction, considering conditions for financing the acquisition and the economic, financial, technical, and organizational capacity of the buyer to guarantee the security and continuity of provision of services, or provide adequate security and operation of the networks and installations.

Without prejudice to the disclosure obligations set out in Article 2, paragraphs 2 and 5 of Law Decree 21/2012, Article 4 of Presidential Decree 85/2014 provides that:

•	the special powers apply to the extent that protection of the essential national interests, including those relating to adequate infrastructure development, is not guaranteed by the existence of specific sector regulation, either in the form of a convention connected with a specific concession relationship or otherwise;

•	certain transactions are excluded from the scope of the special powers, including transactions carried out within the same corporate group, such as mergers, demergers, takeovers, or sales and transfers, including, in certain cases, the sale and transfer of shares; and

•	such an exclusion is not available when there is information indicating a threat of serious harm to the public interest in the security and operation of the networks and installations and continued provision of services.

The procedures for exercising such special powers in the transport sector have been established by Presidential Decree No. 86 of March 25, 2014 (the “Presidential Decree 86/2014”).

As discussed above, the Italian Government may exercise its veto power in relation to the adoption of shareholders’ meeting or management body meeting resolutions of companies that own strategic assets in the transport sector in the matters indicated in Article 2, paragraph 2, of Law Decree 21/2012. Accordingly, the company that owns these strategic assets must notify the Prime Minister’s Office (Presidenza del Consiglio dei Ministri) within ten days of the implementation of any such resolution, and must provide the complete set of information concerning the resolution itself  (Article 5, Presidential Decree 86/2014). The Prime Minister’s Office will announce any veto it may issue within 15 business days after being so notified. If additional information is requested by the Prime Minister’s Office, the deadline for giving notice of any veto is postponed once until such requested information is received. The Italian Government’s veto power may also be exercised by imposing specific requirements or conditions if such requirements and conditions are considered to be sufficient to ensure protection of the public interest in the security and operation of the networks and installations and continuous provision of services. If the deadline for announcing any veto expires without any order having been issued, the transaction is deemed approved and can be executed.

Resolutions or acts adopted in violation of the abovementioned veto power are null and void. The Prime Minister’s Office may also require the company and any counterparty to unwind any such transaction at its own expense. Unless the act constitutes a criminal offense, anyone who fails to comply with the measures associated with the exercise of the veto power is subject to monetary administrative fine up to twice the value of the transaction, and at any rate not less than 1% of the total revenues realized by the companies involved during the last financial year in which a financial statement has been approved.

The Italian Government has the power to impose conditions or oppose the acquisition of significant shareholdings attributing control of companies that own assets of strategic importance in the transport sector to a party outside the European Union pursuant to Article 2, paragraph 5, of Law Decree 21/2012. Accordingly, the person or entity outside the European Union that acquires a significant shareholding constituting control of a company that owns strategic assets in the transport sector (Article 4, paragraph 1, Presidential Decree 86/2014) must disclose such a purchase within ten days after the execution of any such transaction to the Prime Minister’s Office, together with all information providing a general description of the merger plan, the buyer, and the scope of its operations. The Prime Minister’s Office will notify the buyer of any conditions it deems necessary to impose or exercise its veto power within 15 business days after such disclosure. Until the expiry of this deadline, the voting rights and those rights other than ownership associated with the shares representing the significant shareholding are suspended.

If the Prime Minister’s Office exercises its power to impose conditions, in the event of breach or violation of such conditions, the voting rights or rights other than ownership of the shares which represent a significant shareholding are suspended for the entire period that the breach or violation continues. Any resolutions adopted with the deciding vote of such shares and the resolutions and acts adopted in violation or in breach of the imposed conditions, are null and void. A buyer that fails to comply with the imposed conditions, unless the act constitutes a criminal offense, is subject to a monetary administrative fine up to twice the value of the transaction and, in any event, no less than 1% of the total revenues realized in the last financial year for which a financial statement has been approved (Article 8, Presidential Decree 86/2014). If the power to oppose the acquisition of the shareholding is exercised, the buyer may not exercise its voting rights of such shares and must sell these shares within one year. If it fails to comply with this obligation, the courts, on request from the Prime Minister’s Office, will order the sale of these shares according to the procedures provided for in Article 2359 of the Italian Civil Code. Any shareholders’ meeting resolutions adopted with the deciding vote of such shares are null and void.

On October 2, 2014, the Prime Ministerial Decree (Decreto del Presidente del Consiglio dei Ministri) of August 6, 2014 was published in the Official Gazette of the Republic of Italy (General Series No. 229). It contains rules for the coordination of the activities of the Prime Minister’s Office necessary to exercise the special powers over company ownership structures in the defense and national security sectors, and over strategic activities in the energy, transport, and telecommunication sectors. These rules specify the Department of the Prime Minister’s Office to which these notifications must be sent, as well as the relevant procedures, and also provide a simplified procedure in the case of intercompany transactions.

Governmental Authorities

Transport Regulatory Authority (Autorità di Regolazione dei Trasporti)

The Transport Regulatory Authority (“TRA”) was established pursuant to Article 37 of Decree-Law 6 December 2011, No. 201 (converted into law, with modifications, by Law No 214 of December 22, 2011).

It is responsible for regulation in the transport sector and access to its infrastructure and ancillary services. Among its tasks are also the definition of the quality levels of transport services and the minimum content of the rights that users can claim against the operators. The TRA reports annually to the Parliament and the President of the Council of Ministries indicating the state of the services.

In the airport sector, the TRA undertakes supervisory duties (Article 71 et seq., Decree-Law No 1/2012), approving the airport regulatory system and the amount of airport charges.

ENAC

ENAC was established on July 25, 1997, under Legislative Decree No. 250/97 as the national authority committed to oversee the technical regulation, oversight and control of civil aviation.

ENAC is responsible for many aspects of the civil aviation regulation including the control and vigilance of the application of the regulatory regimes, and the regulation of the administrative and economic aspects of the air transport system.

Other aspects of the aviation sector that fall within the institutional mandate of ENAC include safety, security control and enforcement of international law, and guaranteeing the quality of the services provided to the user and the protection of the rights of the passenger.

The Pisa Concession Agreement

With the Inter-managerial Decree (decreto interdirigenziale) No. 002/2004, the Pisa Airport was assigned to ENAC. On January 11, 1999, SAT filed a request for the granting of the concession for the full management of the Pisa Airport, along with its operations program, which is comprised of the investment plan and business plan for the Pisa Airport. Following the positive results of the assessment, ENAC and SAT executed a concession agreement on December 14, 2001, granting a temporary three-year concession.

On April 14, 2004, ENAC requested that SAT provide an update of the abovementioned program and plans, which SAT filed on January 18, 2005. The submitted documents were reviewed by ENAC in determining the duration of the full management concession, which it determined to be a 40-year duration starting in March 2005. On March 14, 2006, ENAC and SAT entered into a full management concession agreement (“Pisa Concession Agreement”). In light of the changes made to the relevant legal framework under Legislative Decree No. 151/2006, ENAC and SAT executed an updated version of the Pisa Concession Agreement on October 20, 2006.

The concession for Pisa Airport (“Pisa Concession”) was approved on December 7, 2006, with the Inter-Ministerial Decree issued by the Ministry of Transportation, the Ministry of the Economy and the Ministry of Defense.

On October 9, 2015, ENAC and TA entered into an operating agreement (contratto di programma) in order to define TA’s obligations with respect to (i) airport traffic level forecasts, (ii) new construction and extraordinary maintenance works, (iii) the quality levels with respect to environmental protection, (iv) the status of TA’s performance of the obligations arising under the relevant operating agreement for TA’s four-year intervention plan, as well as its quality and environmental protection plan and (v) the fines that would apply to TA in the case of delay in carrying out its obligations arising under the operating agreement, or failure to fulfill such obligations.

Obligations Assumed by TA as Concessionaire

Under the terms of the Pisa Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining Pisa Airport, which includes, inter alia, the performance of the following obligations and activities:

•	paying the annual concession fee;

•	performing the works provided by the plan of works (programma d’intervento) and the ordinary and extraordinary maintenance works;

•	entering into an operating agreement (contratto di programma) with ENAC;

•	adopting all appropriate measures in favor of the neighboring territorial communities and their security;

•	organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;

•	providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;

•	obtaining prior authorization from ENAC to appoint subconcessionaires to carry out airport activities and to give prior written communication to ENAC of the subconcession of other activities (e.g., commercial activities), in any case ensuring that the relative third-party subconcessionaires obtain insurance policies to cover the risks related to their respective activities;

•	providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;

•	adopting all necessary measures to ensure the provision of the fire-fighting service;

•	ensuring the carrying out of airport security control services;

•	complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;

•	preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and

•	guaranteeing the suitability of the standards of offered services.

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2018, under the Pisa Concession:

Pisa Airport

2018
(in Euros)
Takeoff/Landing
< 25 t	2.43
> 25 t (each subsequent ton)	3.36
Parking (per hour or fraction besides the first two hours)	0.26
Cargo embarking/ Disembarking	0.0502
Check-in desks	1.51
Assets for exclusive use/offices	249.35
Fueling	0.0070
Passengers charges (EU adult)	6.45
Passengers charges (EU child)	3.23
Passengers charges (EXTRA EU, adult)	7.39
Passengers charges (EXTRA EU, child)	3.70
Body Check & Hand Baggage Security	1.97
Hold Baggage Security	1.06
PMR	0.54

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2016, TA paid an annual canon equal to €4.2 million (U.S.$4.5 million) under the Pisa Concession Agreement.

The fees are established by Inter-managerial Decree (decreto interdirigenziale) dated June 30, 2003, which provides the adoption of a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post.

Revenue

Under the terms of the Pisa Concession Agreement, TA is entitled to collect, inter alia:

•	the aeronautical, commercial and cargo revenue related to services rendered at Pisa Airport;

•	the embarkation and debarkation charges on transported goods; and

•	the fees for security control services.

Guarantees

Under the Pisa Concession Agreement and for the purpose of securing its performance obligations, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of  €3.9 million (U.S.$4.6 million) in guarantees outstanding for both the Pisa Concession and the Florence Concession.

On the expiration, revocation or termination of the Pisa Concession Agreement, ENAC shall authorize TA to release the security following an assessment concerning the fulfilment of TA’s obligations and ascertaining that no legal proceedings are in place due to actions or omissions attributable to TA.

ENAC may proceed, without prior formal notice or filing before the courts, to withdraw the amount of the security should TA fail to pay a yearly concession fee. ENAC may also enforce such guarantee in payment of damages incurred as a result of TA’s actions.

Insurance

Under the Pisa Concession Agreement, TA shall obtain an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). The relevant policy must provide that ENAC shall be named as a loss payee under such policy, and only upon prior authorization from ENAC may the relevant payment be made to TA (in this case, TA being responsible for the reparation of the relevant damages).

Furthermore, TA is also required to obtain an insurance policy to cover the risks connected to the performance of its business and damages that may be incurred by public administrations and entities and/or third parties present in the Pisa Airport.

In order to comply with regulatory and/or security requirements, ENAC may give directions to TA concerning the insurance policy to be obtained, including the extension of the covered risks.

Termination, Revocation and Forfeiture

The Pisa Concession Agreement will expire on December 7, 2046.

Termination upon Breach by TA

If ENAC determines that TA is in breach of the relevant provisions of the Italian Navigation Code or of the Pisa Concession Agreement, TA shall be liable for the payment of a penalty equal to 20% of the annual concession fee (in any case, not less than €50,000 (U.S.$52,070). If TA repeats a breach of the same nature within a period of two years, the relative penalty shall be equal to 40.0% of the annual concession fee (in any case, not less than €100,000 (U.S.$105,410). In the instance of multiple violations within the period of two years, the penalty shall be equal to 70.0% of the annual concession fee (in any case, to a sum not less than €170,000 (U.S.$179,197). The abovementioned penalty shall also be applied should TA fail to deliver the required plans and programs or not achieve the relevant quality objectives within the provided deadlines.

If TA breaches any of the relevant provisions concerning security, the penalty shall be equal to 30% of the annual concession fee (in any case, not less than €75,000 (U.S.$79,058) and if a violation of the same nature be repeated within a period of two years, 60.0% of the annual concession fee (in any case, not less than €150,000 (U.S.$158,115).

Revocation and Forfeiture

The Pisa Concession Agreement provides that, in the event needs of public interest arise, TA may request that the Pisa Concession be revoked, at which time TA will assume the burden of making all compensatory payments to be determined with the relevant third parties and after consulting ENAC.

The concession granted may be forfeited before its expiration date upon the occurrence of specified events of default, as provided under the Pisa Concession, including: (i) prevailing reasons of public interest; (ii) serious and repeated violations of the Italian navigation code or the Pisa Concession Agreement; (iii) a breach of the security regulations or the loss of requirements for certification as provided under the relevant ENAC regulations for the construction and operation of airports; (iv) a failure to implement the operations program and investment plan; (v) events that indicate that TA is no longer capable of operating the Pisa Airport; (vi) over 12-month delays in payment of the applicable concession fee; or (vii) a TA bankruptcy.

If the Pisa Concession is revoked before its expiration, whether through a forfeiture or termination due to an event of default, ENAC shall regain the rights over the assets which were assigned to TA.

For the projects which it has financed, TA shall have the right to an indemnity which shall not exceed the value of the relevant project at the moment of revocation minus any amortizations. In any case, TA shall be liable for any damages that derive from its actions or omissions and, in the event of forfeiture of the Pisa Concession, TA shall have no right to reimbursement for the completed works or for the costs it may have incurred.

Governing Law

The Pisa Concession Agreement is governed by the laws of Italy.

Dispute Resolution

Under the Pisa Concession Agreement, ENAC and TA may elect to have a dispute concerning the Pisa Concession Agreement be decided by an arbitration panel, without prejudice to their right to file their claims before the competent courts. The arbitration panel shall be composed of three members, of which TA and ENAC may appoint one each and the chairman being appointed by the two selected by TA and ENAC. Should the two arbiters fail to reach an agreement on the appointment of the chairman of the panel, the relative appointment shall be made by the chairman of the Italian State Council (Consiglio di Stato). ENAC has no liability in the disputes between or among TA, subconcessionaires and third parties that arise in relation to the Pisa Concession Agreement.

The Florence Concession Agreement

On January 19, 1999, ADF filed a request for the granting of the concession for the full management of the Florence Airport, along with its operations program, which is comprised of the relative investment plan and business plan for the Florence Airport. Directive No. 141-T/2000 provided the possibility of a temporary granting of concessions on the basis of a summary evaluation by ENAC of the submitted business plan, which would subsequently proceed to define a definitive duration of the concession following the complete assessment of the provided programs and plans. On April 26, 2001, ENAC determined that the temporary concessions would have a maximum duration of three years.

Following the positive results of the relative assessment, ENAC and ADF executed a concession agreement on December 14, 2001, granting a temporary three year concession. The concession for the Florence Airport was approved on March 11, 2003, with the Inter-Ministerial Decree issued by the Ministry of Infrastructure and Transport and the Ministry of the Economy and Finance (the “Florence Concession Agreement” and jointly with the Pisa Concession Agreement, the “Italian Concession Agreements”).

In order to meet the urgent need to implement the relevant legal framework, the abovementioned Inter-Ministerial Decree provided the extension of the duration of the Florence Concession Agreement to 40 years.

On October 9, 2015, ENAC and TA entered into an operating agreement (contratto di programma) in order to define TA’s obligations with respect to (i) airport traffic level forecasts; (ii) new construction and extraordinary maintenance works; (iii) the quality levels with respect to environmental protection; (iv) the status of TA’s performance of the obligations arising under the relevant operating agreement for TA’s four-year intervention plan, as well as its quality and environmental protection plan; and (v) the fines that would apply to TA in the case of delay in carrying out its obligations arising under the operating agreement, or failure to fulfill such obligations.

Obligations Assumed by TA as Concessionaire

Under the terms of the Florence Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining the Florence Airport, which includes the performance of the following obligations and activities:

•	paying the annual concession fee;

•	performing the works provided by the plan of works (programma d’intervento) and the ordinary and extraordinary maintenance works;

•	entering into an operating agreement (contratto di programma) with ENAC;

•	adopting all appropriate measures in favor of the neighboring territorial communities and their security;

•	organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;

•	providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;

•	obtaining prior authorization from ENAC to appoint subconcessionaires to carry out airport activities and to give prior written communication to ENAC of the subconcession of other activities (e.g., commercial activities), in any case ensuring that the relative third-party subconcessionaires obtain insurance policies to cover the risks related to their respective activities;

•	providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;

•	adopting all necessary measures to ensure the provision of the fire-fighting service;

•	ensuring the carrying out of airport security control services;

•	complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;

•	preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and

•	guaranteeing the suitability of the standards of offered services.

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2018, under the Florence Concession Agreement:

Florence Airport

2018
(in Euros)
Landing and take off fees (from 1 ton to 25 ton)	3.96
Landing and take off fees (each subsequent ton)	5.31
Aircraft parking (per hour or fraction after first two hours)	0.20
Passengers charges (EU adult)	9.81
Passengers charges(EXTRA EU adult)	11.87
Passengers charges (intra EU flights, child)	4.90
Passengers charges (EXTRA EU, child)	5.93
Cargo embarking/disembarking charges	0.36
Body check and hand baggage security	1.54
Hold baggage security	1.11
PRM	0.90
Assets for exclusive use (offices)	299.96
Assets for exclusive use (technical operating room)	60.25

100

2018
Assets for exclusive use (self-check-in)	345.25
Check-in desks	2.37
De-icing	0.19

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which provides that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport. The fees are established by Inter-managerial Decree (decreto interdirigenziale) dated June 30, 2003, which provides the adoption of a workload unit criterion where each unit corresponds to one passenger or 100 kg of goods or post.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2016, TA paid €1.2 million (U.S.$2.1 million) in annual canon under the Florence Concession Agreement.

Revenue

Under the terms of the Florence Concession Agreement, TA is entitled to collect, inter alia:

•	the aeronautical, commercial and cargo revenue related to services rendered at Florence Airport;

•	the embarkation and debarkation charges on transported goods; and

•	the fees for security control services.

Guarantees

Under the Florence Concession Agreement and to secure its performance obligations thereunder, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of €3.9 million (U.S.$4.6 million) in guarantees outstanding for both the Pisa Concession and the Florence Concession. On the expiration, revocation or termination of the Florence Concession Agreement, ENAC shall authorize TA to release the security following a determination that TA has fulfilled its obligations thereunder and a determination that no legal proceedings are in place due to actions or omissions attributable to TA.

ENAC may proceed, without prior formal notice or filing before the courts, to withdraw the amount of the security should TA fail to pay a yearly concession fee. ENAC may also enforce such guarantee in payment of damages incurred as a result of TA’s actions.

Insurance

Under the Florence Concession Agreement, TA shall obtain an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). The relevant policy must provide that ENAC shall be named as a loss payee under such policy, and only upon prior authorization from ENAC may the relevant payment be made to TA (in this case, TA being responsible for the reparation of the relevant damages).

Furthermore, TA is also required to obtain an insurance policy to cover the risks connected to the carrying out of its business and damages that may be incurred by public administrations and entities and/or third parties present in the Florence Airport.

Termination, Revocation and Forfeiture

The Florence Concession Agreement will expire on February 10, 2043.

Revocation and Forfeiture

Pursuant to Article 2 of the Florence Concession Agreement, as necessary for public interest, TA may revoke the Florence Concession Agreement, at which time TA will assume the burden of making all compensatory payments to be determined with the relevant third parties and after consultation with ENAC.

The concession granted may be revoked before its expiration date upon the occurrence of specific events of default, and the Florence Concession Agreement shall be forfeited by TA (and ENAC shall proceed to appoint an officer for the management of the airport) upon the occurrence of the following: (i) the instances provided under the Italian Navigation Code; (ii) serious and breach of the security regulations; (iii) a failure to implement the operations program and investment plan; and (iv) events that indicate that TA is no longer capable of operating the Florence Airport. Furthermore, the Florence Concession Agreement may be automatically forfeited should TA fail to pay the relevant concession fee for a period exceeding 12 months from the provided due date or in the instance of TA being declared bankrupt.

In the instance of forfeiture, ENAC shall regain the rights over the assets which were assigned to TA and shall appoint an officer for the management of the airport. Moreover, TA shall have no right to reimbursement neither for the carried out works nor for the costs it may have incurred in the event of forfeiture.

Should ENAC not determine that a declaration of forfeiture is necessary, the same authority may provide a fine in relation to TA for the payment of a sum equal to a maximum of 50% of the concession fee, plus the payment of security and control costs.

Governing Law

The Florence Concession Agreement is governed by the laws of Italy.

Dispute Resolution

Under the Florence Concession Agreement, ENAC and TA may elect to have a dispute concerning the Florence Concession Agreement be decided by an arbitration panel, without prejudice to their right to file their claims before the competent courts. The arbitration panel shall be composed of three members, of which TA and ENAC may appoint one each and the chairman being appointed by the two selected by TA and ENAC. Should the two arbiters fail to reach an agreement on the appointment of the chairman of the panel, the relative appointment shall be made by the chairman of the Italian State Council (Consiglio di Stato).

ENAC has no liability in the disputes between TA, subconcessionaires and third parties that arise in relation to the Florence Concession Agreement.

Brazil

Sources of Regulation

The Brazilian Federal Constitution provides that the Brazilian Government shall, directly or by concessions, authorizations or permissions, explore air and space navigation and all airport infrastructure.

In 1997, Federal Law No. 9,491/1997 was enacted and created the National Privatization Program (Programa Nacional de Desestatização) which established the framework for privatizations in Brazil. Since the enactment of the National Privatization Program, the Brazilian privatization process has undergone constant change as economic and political realities shifted.

Until 2011, the construction, operation and exploitation of the airport infrastructure in Brazil was undertaken directly by Infraero, which was established by the Brazilian Government in 1973 to implement, manage, operate and explore, industrially and commercially, all airport infrastructure assigned to it by the Civil Aviation Department of the Republic Presidency. At that time, Infraero directly operated 66 airports, concentrating 97% of the transportation of passengers in Brazil.

However, upon the enactment of Presidential Decrees Nos. 7,205/2010, 7,531/2011, 7,896/2013 and 8,517/2015, the following airports were included in the National Privatization Program and began to be operated by third parties under concession agreements: Natal–Aluízio Alves; São Paulo–Guarulhos; Campinas–Viracopos; Brasilia–Juscelino Kubitschek; Rio de Janeiro–Galeão; Cofins–Tancredo Neves; Porto Alegre–Salgado Filho; Salvador–Luís Eduardo Magalhães; Florianópolis–Hercílio Luz; and Fortaleza–Pinto Martíns.

Although currently Infraero has responsibility to manage, directly or through concession agreements with third parties, a substantial portion of the Brazilian medium and large airport infrastructure, Brazilian laws provide that the Brazilian ANAC has responsibility for creating a standard model for concessions for airport infrastructure and authority to enter into the relevant concession agreements. The Brazilian ANAC was established in 2005 pursuant to Federal Law No. 11,182/2005 that integrates the Federal Public Administration, and since 2016, the Ministry of Transport, Ports and Civil Aviation has been responsible for the regulation and inspection of the civil aviation in Brazil. Notwithstanding the recent privatization of airports in Brazil, the privatization and concession models vary considerably and no definitive privatization standard for airport concessions has been defined by the relevant governmental authorities.

Recent developments

Certain recent rules have changed the regulation of the airport industry and may be applied to the concessions if requested by the relevant concessionaire.

•	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.

•	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.

•	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress.

•	On October 26, 2017, Federal Law 13.449 was published and established the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments.

•	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain and arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.

Natal Concession Agreement

The concession agreement for the construction, operation and maintenance of the Natal Airport (the “Natal Concession Agreement”) was awarded in August 2011 to ICASGA, and became effective on January 18, 2012. It was the first federal airport concession granted to the private sector. The initial term of the Natal Concession Agreement is for 28 years and can be extended for another five years if necessary to reestablish economic equilibrium.

Brasilia Concession Agreement

The concession agreement for the construction, operation and maintenance of the Brasilia Airport (“Brasilia Concession Agreement”) was awarded in February 2012 to ICAB, and became effective on July 24, 2012. The initial term of the Brasilia Concession Agreement is for 25 years and can be extended for an additional 5 years if necessary to reestablish economic equilibrium.

The Natal Concession Agreement and the Brasilia Concession Agreement are collectively referred to in this prospectus as the “Brazilian Concession Agreements.”

Material Terms and Conditions of the Brazilian Concession Agreements

Under the Natal Concession Agreement, ICASGA shall be responsible for (i) the construction of Natal Airport based on a scope of work prepared by ICASGA and approved by the Brazilian ANAC; and (ii) the maintenance and operation of Natal Airport in accordance with certain parameters provided for under Annex 2 of the Natal Concession Agreement (the “Natal Airport Development Plan”). ICASGA is required to pay the Brazilian ANAC an annual fixed payment adjusted based on the base interest rate of the Central Bank of Brazil in the amount R$6.8 million (U.S.$2.0 million) for the years 2020 to 2032, and R$9.7 million (U.S.$2.9 million) for the years 2033 to 2040.

Under the Brasilia Concession Agreement, ICAB shall be responsible for (i) managing the expansion of Brasilia Airport to provide adequate infrastructure and improve its service level; and (ii) maintaining and operating Brasilia Airport in accordance with certain parameters provided for under Annex 2 of the Brasilia Concession Agreement (the “Brasilia Airport Development Plan”). ICAB is required to pay the Brazilian ANAC an annual fixed payment adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”) in the amount of R$263.6 million (U.S.$81.1 million) for 2017 which has been paid in full with the proceeds of the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement. (See “Description of Indebtedness—Brazil—Brazilian 2017 Financing Transactions”), R$12.9 million (U.S.$3.9 million) for 2018, R$180.0 million (U.S.$55.3 million) for the years 2019 to 2033, and R$243.4 million (U.S.$74.8 million) for the years 2034 to 2037, as well as a variable payment, adjusted by IPCA.

Under the Brasilia Concession Agreement, ICAB shall also pay a “Variable Payment” equal to: (i) 2% of the perceived annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenue of up to R$363.2 million (U.S.$109.8 million) for the year ended December 31, 2017; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenues above R$363.2 million (U.S.$109.8 million) for the year ended December 31, 2017, if any (the “Variable Payment”).

During the term of the Brazilian Concession Agreements, ICASGA and ICAB shall be responsible for, among other things:

•	providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law 8.987/95 (the “Brazilian Concessions Law”), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable;

•	implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable;

•	providing proper service (according to what the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable, defines as regular, continuous, efficient, safe, up to date, broad and courteous service), at a fair price, to the general public and airport customers;

•	performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;

•	presenting the Brazilian ANAC with an Infrastructure Management Plan every five years and an annual Service Quality Plan during the term of the ICAB Concession Agreement;

•	submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the Brazilian Concession Agreement and applicable regulations;

•	developing and implementing plans for dealing with emergencies at the airports, maintaining, for such purposes, human resources and materials required by industry regulations and the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable; and

•	meeting minimum corporate capital requirements, as follows: (i) ICASGA must have a minimum subscribed corporate capital in the amount of R$84 million (U.S.$35.6 million), comprised of, at least, R$32.5 million (U.S.$13.8 million) paid-in and R$16 million (U.S.$6.8 million) paid-in cash; and (ii) with respect to ICAB, a minimum subscribed and paid-in corporate capital in the amount of R$243.251 million (U.S.$103.1 million).

Fees

As consideration for the investments and payment obligations assumed by ICASGA and ICAB under the Brazilian Concession Agreements, ICASGA and ICAB are entitled to charge the tariffs (fees contemplated by the Brazilian Concession Agreements and pursuant to applicable law and regulation) and non-tariffs (fees associated with the exploration of other commercial activities) described below:

Tariffs

ICASGA and ICAB are entitled to charge certain tariffs from users and airlines upon use of services, equipment, facilities and installations available at Natal and Brasilia Airports, including:

•	departure passenger charges;

•	connection charges (solely with respect to ICAB);

•	landing fees;

•	aircraft parking fees;

•	cargo fees; and

•	approach and communications fees (solely with respect to ICASGA).

ICASGA and ICAB are prohibited from charging any tariff not provided for in the Brazilian Concession Agreements, or the applicable law and regulation.

Non-Regulated Revenue

Pursuant to the Brazilian Concession Agreements, ICASGA and ICAB may engage in commercial activities that generate non-regulated revenues, as provided under the relevant airport master plan, directly, through subsidiaries or through lease contracts with third parties.

The following airport-related commercial activities are authorized:

•	ground handling, catering and fueling;

•	retail, duty free, food and beverage, banking services, lottery and vending machines;

•	rental of office spaces, warehouses and export processing areas;

•	car rental, parking, hotels and meeting rooms; and

•	hotel transfers, city tour and telecommunication services.

Adjustment

Tariffs shall be adjusted annually by IPCA, upon the application of a specific formula that considers the IPCA and the effects of the Q and X Factors, as defined in the Brazilian Concession Agreements. The Brazilian ANAC adopted Factor X as a mechanism to measure positive and negative productivity and efficiency variations and Factor Q as a mechanism to verify compliance with service levels. Adjustment of tariffs under Natal Concession Agreement also considers an additional Factor M, which allows the increase of tariffs when non-tariffs correspond to more than 35% of revenues.

Review of the Concession Parameters

The review of the parameters of the Brazilian Concession Agreements shall be conducted every five years during the concession period and involves the determination of service quality indicators, the methodology of calculation of factors X, Q and the discount rate considered in the calculation of the marginal cash flow used in determining extraordinary reviews.

Extraordinary Review

The extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICASGA or ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk (e.g., changes in airport security requirements, change in certain rules and regulations, and the existence of archeological sites in the airport area).

In addition, the Natal Airport and Brasilia Airport may make a request for the restoration of economic and financial equilibrium under the Brazilian Concession Agreements if government entities do not complete the works required under the concession tender documents. A request for the restoration of equilibrium may also be made if there are latent defects in the then existing infrastructure.

The relevant concessionaire may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events under Section V of the concession agreement occurs. The principal events are the following:

•	any changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure;

•	operational restrictions resulting from any act (or omission thereof) by any governmental body;

•	mandatory changes in tariffs or granting of tariff benefits;

•	changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and

•	a Force Majeure event.

The restoration of the economic and financial equilibrium may be implemented by the Brazilian ANAC upon (i) changing the amount of tariffs; (ii) modifying the concession term or ICASGA or ICAB’s obligations; or (iii) adopting other measures it deems appropriate. The review will be based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium.

In the process of determining the compensation necessary to offset economic and financial changes, the Brazilian ANAC may request documents prepared by independent institutions, the cost of which shall be at ICASGA or ICAB’s expense, as the case may be.

Guarantees and other Financial Commitments

Performance bond

ICASGA and ICAB are required to provide performance bonds with different amounts for each phase of the Brazilian Concession Agreements, according to the below:

Event	Amount of the Performance Bond (in millions of R$)	Amount of the Performance Bond (in millions of U.S.$)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65.0	20.0
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract) until January 24, 2018	6.5	2.0
from January 25, 2018 to January 24, 2020	5.8	1.7
from January 25, 2020 to January 24, 2033	6.5	2.0
from January 25, 2033 to January 24, 2040	6.7	2.1
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments
Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7	81.8
After completion of Phase I-B of the Natal Concession Agreement or at the termination of the contract until July 23, 2018	133.3	41.0
from July 24, 2018 to July 23, 2019	116.7	51.2
from July 24, 2019 to July 23, 2034	133.3	41.0
from July 24, 2034 to July 24, 2037	139.7	42.9
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement	19.1	5.8

We have obtained surety bonds from local insurance companies to support our guarantee obligations under each of the Brazilian Concession Agreements.

Financial commitments

The Brazilian Concession Agreements are subject to the general provisions set forth under the Brazilian Concessions Law (Federal Law No. 8,987/95), Public Procurements and Administrative Contracts Law (Federal Law No. 8,666/93), as well as MTPA and the Brazilian ANAC regulations.

Pursuant to Article 28 of the Brazilian Concessions Law, the Brazilian concessionaires may provide the rights arising from the concession as collateral for their financing arrangements, up to a limit that does not compromise the operations and continuity of the services provided by the concessionaire.

ICASGA and ICAB have complied with all the minimum financial commitments required under their respective Brazilian Concession Agreements. Any further investments would only be necessary in the event of increased demand.

Federal Law No. 13,499/17

Federal Law No. 13,499/17 (Provisional Measure MP779) provides that airport concessionaires in Brazil are permitted to prepay the applicable concession fees due by such concessionaire. By prepaying such concession fees, an equal amount of future concession fees is deferred. The deferred amount is adjusted at a rate equal to 6.81% plus inflation (measured by IPCA). We used part of the borrowings under the Banco Santander Bridge Loan Facility to prepay approximately 45% of the concession fees due in 2018 under the Brasilia Concession Agreement. We also prepaid 100% of the concession fees due in 2018 under the Natal Concession Agreement. On December 20, 2017, we entered into amendments of each of the Brasilia Concession Agreement and the Natal Concession Agreement in connection with such prepayments.

Penalties

Operational Intervention

Whenever contractual breaches are deemed to substantially affect the concessionaire’s ability to provide its services as provided for in the Brazilian Concession Agreements, the Brazilian ANAC may temporarily intervene in the operations to guarantee the quality of services and adherence to contractual provisions and regulations.

Termination of the Concessions

The Brazilian Concession Agreements will be deemed terminated upon any of the following events:

•	the end of the concession term, as provided for in the relevant Brazilian Concession Agreement;

•	the expropriation of the concession by the Brazilian ANAC for reasons of public interest;

•	forfeiture declaration by the Brazilian ANAC as a result of the breach of material contractual obligations by ICASGA and ICAB pursuant to Article 38 of the Brazilian Concessions Law;

•	termination by a judicial order resulting from an action filed by ICASGA or ICAB based upon the breach of the Brazilian ANAC obligations;

•	the annulment of the Brazilian Concession Agreements by a judicial or administrative order based on the discovery of illegalities or irregularities in the tender documents, in the bid process or in the Brazilian Concession Agreements; or

•	bankruptcy or liquidation of ICASGA or ICAB, as the case may be.

Upon termination of the Brazilian Concession Agreements, the Brazilian ANAC may:

•	assume the airport services and operations;

•	occupy and use the premises, facilities, equipment, materials and human resources employed in the airport services and operations that are required for the continuity thereof;

•	apply the pertinent penalties, especially those relating to the reversion of assets attached to the concessions in favor of the Brazilian ANAC; and

•	retain and enforce guarantees or collateral to ensure payment of administrative fines and losses caused by the concessionaires.

The amount of any indemnification payment due to ICASGA or ICAB in the event of the expropriation, or termination by a judicial order, of the relevant concession will include the outstanding balance under the loan agreements entered by ICASGA or ICAB with BNDES and/or CEF, as the case may be. In addition, ICAB is entitled receive payment for (i) non-amortized investments; and (ii) all applicable demobilization costs, including fines, termination payments and indemnifications due to employees, suppliers and other creditors.

If the Brazilian Concession Agreements are terminated in connection with a forfeiture declaration issued by the Brazilian ANAC, then the amount of the indemnification payment will be limited to the non-amortized amount of assets reverted to the Brazilian Government less the amount of  (i) any applicable losses; (ii) fines; and (iii) insurance payments received by ICASGA or ICAB, in each case, in connection with the events and circumstances that resulted in the forfeiture declaration.

Reverted Assets

ICASGA and ICAB are obliged to maintain an updated list of the assets attached to the Brazilian Concession Agreements, which shall be returned to the Brazilian ANAC upon the end of the relevant concession, in adequate working condition, sufficient to ensure the continuity of the Airports services and operations for at least three years, in the case of ICASGA, and two years in the case of ICAB.

Transfer of control and transfer of concession

The assignment of the concessions and the transfer of direct or indirect corporate control of ICASGA or ICAB depend on the prior and express approval from the Brazilian ANAC. During the first five years of the Brazilian Concession Agreements, the prior and express approval from the Brazilian ANAC will also be required in connection with: (i) changes to ICASGA ownership structure that do not imply transfer of control, (ii) transfer of ICAB shares owned by its private shareholder and (iii) changes to ICAB private shareholder ownership structure that do not imply transfer of control.

Penalties

The failure to comply with the Brazilian Concession Agreements, the applicable request for proposal and the rules and regulations issued by the Brazilian ANAC may result in the following penalties to the concessionaires, in addition to any other penalties provided for in the applicable law and regulation:

•	warning;

•	fine;

•	temporary suspension of participation in requests for proposals to obtain new concessions or authorizations for the operation of the airport infrastructure as well restrictions for ICASGA or ICAB to enter into new contracts with the Brazilian Government; and/or

•	forfeiture of the concession.

Governing Law and Dispute Resolution

The Brazilian Concession Agreements are governed by the laws of Brazil. Any dispute, controversy or disagreement related to indemnification payments that may be due to a party upon the termination of the Brazilian Concession Agreements, including reverted assets, shall be settled by arbitration, in accordance with the Arbitration Rules of the International Chamber of Commerce, subject to the provisions of Federal Law No. 9,307, of September 23, 1996 (the Brazilian Arbitration Law). The Brazilian courts of the Federal District (Distrito Federal) have jurisdiction to resolve all other disputes related to the Brazilian Concession Agreements.

Uruguay

Sources of Regulation

The following are the main laws and regulations that govern the Uruguayan Concession Agreements:

•	Law No. 14,305 (“Uruguayan Aeronautical Code”) as regulated by the Executive Branch Decree 39/977. Title V of the Uruguayan Aeronautical Code sets forth the basic framework regarding airports in Uruguay establishing certain requirements that all airports, depending on their classification, have to comply with.

•	Law No. 9,977 which provides that the Dirección Nacional de Aviación e Infraestructura Aeronáutica of Uruguay (“DINACIA”) an agency of the Defense Ministry, shall be the aeronautical authority having the responsibility of controlling, promoting and managing civil aviation.

•	Executive Branch Decree 21/999, which regulates in further detail the responsibilities of DINACIA.

The following are the main laws and regulations that govern the Carrasco Concession Agreement and the operation of the Carrasco Airport:

•	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state owned agency created by Law No. 15,785, to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and in February 6, 2003, Puerta del Sur entered into the Carrasco Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20-year term by paying an annual concession price or “fee.”

•	Executive Branch Decree 376/002, dated September 28, 2002, which includes the Régimen de Gestión Integral, which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.

•	Executive Branch Decree 153/003, dated April 24, 2003, Executive Branch Decree 192/003, dated May 20, 2003, and Executive Branch Decree 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Carrasco Concession Agreement.

•	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.

•	Executive Branch Decree 303/005, dated September 13, 2005, Executive Branch Decree 469/007, dated December 3, 2007, Executive Branch Decree 491/009, dated October 19, 2009, Executive Branch Decree 20/012 dated January 27, 2012, Executive Branch Decree 148/2014, dated May 26, 2014, and Executive Branch Decree 62/015, dated February 18, 2015, all of which updated the tariffs set forth in the Carrasco Concession Agreement.

•	Executive Branch Decree 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”

•	Executive Branch Decree 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10 year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “—The Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”

•	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport:

•	Law 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.

•	Resolution 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.

•	Resolution 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.

Governmental Authorities

Role of DINACIA

The former Directorate of Civil Aviation, currently called DINACIA, the Uruguayan aviation authority, was created by the Executive Branch Decree 21/999, dated January 26, 1999.

The goal of DINACIA is to implement civil aviation policies in Uruguay, according to current international standards and recommendations, thus continuously monitoring operational security, directing, and controlling civil aviation activities. DINACIA is also in charge of the safety, regularity and efficiency of the aeronautical operations and with providing services in accordance with international regulations and requirements in Uruguay.

DINACIA’s rights and obligations with respect to the Carrasco Concession Agreement are set forth under the Concession Agreement and applicable laws. DINACIA also provides the necessary resources for the functioning of the Unidad de Control and administrative support, infrastructure and material resources.

Uruguayan Executive Branch Decree 21/999 also regulates DINACIA’s organization and powers, which among others include the following: (i) execute the national aeronautics policies according to current regulations and directives; (ii) direct, coordinate, monitor and evaluate the activities assigned to other departments; (iii) advise, in compliance with current legal standards, in all matters related to civil aviation; (iv) issue, in its capacity as national aeronautical authority certain certificates (Certificados de Explotador Aéreo) to airline companies that must comply with the requirements established in the regulations of civil aviation; (v) issue instructions (Instructivos) to define policies to be developed in the areas of its competence in order to control compliance with all civil aviation activity; and (vi) issue rules (Circulares) regarding airport security and operations. Notwithstanding the foregoing, DINACIA has authority in all matters related to civil aviation and aeronautics, according to national statutes and international treaties.

Unidad de Control

The Unidad de Control was created by Executive Branch Decree 376/002 as the responsible body for the supervision and control of the fulfillment of airport concessionaires and the financial, legal, technical and operative supervision of the Uruguayan Concession Agreements. Puerta del Sur and CAISA have weekly communications with the Unidad de Control and the Unidad de Control’s members inspect both the Carrasco Airport and the Punta del Este Airport regularly.

Under the terms of the Uruguayan Concession Agreements, certain tariffs and charges included in the Uruguayan Concession Agreements require the approval of the Executive Branch. Prices not included in the Carrasco Concession Agreement, applicable to the airlines, require the approval of the Unidad de Control. Other prices must only be notified to the Unidad de Control and they have to be based on market prices and private negotiations.

All disputes arising in connection with the operation or management of an airport must be submitted to the Unidad de Control. The Unidad de Control is the body responsible for suggesting to DINACIA all mitigations and sanctions that could apply in case of breach by the concessionaires of their obligations.

The Unidad de Control also controls compliance with the Organización de Aviación Civil Internacional (“OACI”) rules relating to maintenance and management of all airports, and is responsible for coordinating and controlling all activities related to the emergency plans of the airports.

Resolution 193/016 dated April 28, 2016, incorporated rules related to Emergency Plans at airports and Airports Certifications, which must be obtained by Puerta del Sur and CAISA. Before Resolution 193/016, both the Emergency Plan and the Airport Certification were obligations of the State. The completion of the Certification process is long and can last a couple of years.

The Carrasco Concession Agreement

In September 2002, the Uruguayan Government (through Law 17,555 and Executive Branch Decree 376/02) authorized the CND to incorporate a company with the purpose of  “managing, exploiting, operating, constructing and maintaining” the Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the CND incorporated Puerta del Sur.

In February 2003, Puerta del Sur (then wholly owned by the Uruguayan Government) entered into the Carrasco Concession Agreement with the Defense Ministry to operate the Carrasco Airport. The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which has been extended for an additional 10-year period (i.e., until 2033) by Executive Branch Decree 229/2014 dated August 6, 2014.

In August 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the issued and outstanding shares of Puerta del Sur in a public auction organized by the Uruguayan Government at the Uruguayan Stock Exchange. In November 2003, Puerta del Sur took the effective control of the Carrasco Airport.

In order to meet the operator expertise requirements under the Carrasco Concession Agreement, upon consent of the Executive Branch, Puerta del Sur entered into an operating agreement with Cedicor, with experience in the management and operations of airports around the world, including in Argentina, Ecuador, Peru, Brazil, Italy and Armenia, to manage the Carrasco Airport. See “—Obligations Assumed by Puerta del Sur as Concessionaire—Airport Operator.”

Obligations Assumed by Puerta del Sur as Concessionaire

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport, which includes performance of the following activities:

•	using Carrasco Airport facilities and the human and material resources associated with the aeronautical and commercial services regulated under the Carrasco Concession Agreement exclusively for such purposes;

•	taking all necessary measures (other than those under the responsibility of the Uruguayan Government) in order for Carrasco Airport to be included in the following categories of the International Air Transport Association: (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of I.A.T.A;

•	maintaining Carrasco Airport operational 24 hours a day, seven days a week;

•	complying with applicable security measures required by the OACI, a specialized United Nations Agency, as well as other measures required by DINACIA;

•	allowing the Uruguayan Government to comply with its duties under the Carrasco Concession Agreement as the regulator of the Carrasco Airport, including the services relating to air police, police enforcement, customs control, immigration, Interpol, meteorology, veterinary and healthcare;

•	keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24/7, 365 days a year) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances;

•	implementing the necessary measures to ensure freedom of access and nondiscrimination;

•	performing the works required by the Carrasco Concession Agreement. See “—Obligations Assumed by Puerta del Sur as Concessionaire—Construction of a New Passenger Terminal”;

•	reporting to the relevant authorities any breach of the Carrasco Concession Agreement and those which endanger or may endanger the security of Carrasco Airport, and cooperate with any investigations;

•	maintaining the guarantees and insurance policies valid and current in accordance with the terms of the Carrasco Concession Agreement;

•	reporting to DINACIA, the control entity of Carrasco Airport, any facts affecting the regulated airport activities;

•	paying the concession fee;

•	providing to the Unidad de Control all documents and information necessary to verify compliance with the Carrasco Concession Agreement;

•	permitting DINACIA (without any restrictions) to use a limited space at the Carrasco Airport free of charge, and compensating the Uruguayan Government for the provision of transit, flight protection, radio navigation and communications services; and

•	complying with all the obligations contained in the Régimen de Gestión Integral and all those inherent to a “reasonable” or “diligent” business owner.

The control of the aeronautical transit, general flight operations and security measures are excluded from the Carrasco Concession Agreement and remain with DINACIA.

The Unidad de Control, an agency that consists of representatives of the Defense Ministry and the Ministries of Economy and Transportation, supervises Puerta del Sur’s compliance with its obligations as concessionaire of Carrasco Airport, and oversees the financial, legal, technical and operative supervision of the concession. Under the terms of the Carrasco Concession Agreement, Puerta del Sur has assumed the obligations described below.

Construction of a New Passenger Terminal

One of the principal obligations assumed by Puerta del Sur under the Carrasco Concession Agreement was the construction of a new passenger terminal to replace the old passenger terminal. The construction of the new terminal began in 2007 and was completed in December 2009 when the terminal became fully operational.

Maintenance and Operation of the Airport Terminal

Under the Carrasco Concession Agreement, Puerta del Sur is required to take all measures to provide secure, regular, efficient and high quality services, at the minimum cost to the users of Carrasco Airport. Any change in the Carrasco Concession Agreement related to infrastructure, facilities or equipment will require the prior authorization of the Executive Branch.

Under the Carrasco Concession Agreement, Puerta del Sur is responsible for complying with all applicable legal requirements related to aeronautical, labor, fiscal, customs and other matters related to its activity.

Airport Operator

Under the Carrasco Concession Agreement, Puerta del Sur is required to engage and maintain an experienced and financially sound airport operator for the airport, who, in turn, is charged with providing advice to Puerta del Sur in the following areas: airplanes, passengers, mailing and cargo.

On February 2, 2017, Puerta del Sur replaced SEA as operator and entered into an operating agreement with Cedicor in form and substance in accordance with a draft agreement, which was previously duly approved by the Executive Branch. Under the terms of the operating agreement between Puerta del Sur and Cedicor, Puerta del Sur pays Cedicor an annual fee of 2.5% of Puerta del Sur’s operating income with a minimum of U.S.$500,000 and a maximum of U.S.$2.0 million per calendar year.

The Carrasco Concession Agreement requires that any entity acting as the operator of Carrasco Airport must be approved by the Executive Branch and must satisfy the following conditions:

•	Technical operational capacity: The operator must have at least eight years’ experience in airport management and operations with, at minimum, 40,000 tons of cargo and 2.4 million passengers per year, as certified by the competent aeronautical authority of the country in which it operates. If the operator is a holding company, the referenced technical capacity will be that of the controlled entity. Cedicor’s technical and operational capacity was certified by the Aeronautical Authority of Guayaquil and approved by Uruguay’s Executive Branch.

•	Financial and economical capacity: The operator must have a minimum operating capital of U.S.$50.0 million in its most recently ended fiscal year, as evidenced by the audited balance sheet and income statement of the operator prepared in accordance with IFRS. Operating capital is calculated as the sum of net worth and short and long term financial debt.

Puerta del Sur must submit to DINACIA any request seeking the approval of the Executive Branch to approve an entity to become operator of Carrasco Airport. The Executive Branch must approve the proposed operator within a term of 20 days. If denied, Puerta del Sur will have 15 days to respond to any objections. Once approved, the agreement between Puerta del Sur and the operator will be in force during the effective term of the Carrasco Concession Agreement. Any termination of the operating agreement will require the consent of the Uruguayan Government.

If Puerta del Sur elects to replace the airport operator, it must submit to the Uruguayan Government the name of the replacement, together with evidence that the proposed operator meets all required conditions. Any proposed operator must be approved by the Uruguayan Government.

Fees

As consideration for the Carrasco Concession Agreement, Puerta del Sur is required to pay annual fees to DINACIA for the concession of Carrasco Airport. These fees consist of: (a) basic fees and (b) additional fees.

Basic Fees

The basic fees are calculated annually for the period from November to November and are equal to the higher of  (i) a fixed amount of U.S.$4.6 million and (ii) the amount resulting by multiplying the total number of passengers that use Carrasco Airport by U.S.$4.19 per passenger (passengers in transit that exceed 7.5% of the total number of passengers that use the services of Carrasco Airport are excluded from such calculation, as well as diplomats, members of the Defense Ministry assigned to United Nation’s peace keeping missions or other international organizations and children under the age of two), plus applicable cargo fees.

Landing Fees

	U.S.$	Adjusted Price U.S.$
	(U.S.$ per ton)
Aircraft weight (tons)(1)
Up to 10 tons	52.8	54.66
10 – 20 tons	269.3	278.76
20 – 30 tons	336.2	347.97
30 – 70 tons	503.5	521.07
70 – 170 tons	711.2	736.04
> 170 tons	968.2	1002.05

(1)	Landing fees increase by 20% for night landing.

Parking Fees

PAD/h(1)
In operative platform	% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0

(1)	PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

	U.S.$	Adjustment Index	Adjusted Price
Connections	20.0	1.03487	21.0
International flights	44.0	1.03487	46.0

Handling Companies fees

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	(in U.S.$)
Up to 10 seats	5.2	8.7	1.03487	5.47	9.09
11 – 30 seats	15.86	23.77	1.03487	16.42	24.59
31 – 90 seats	31.68	39.56	1.03487	32.79	40.93
91 – 150 seats	47.55	63.37	1.03487	49.20	65.58
151 – 250 seats	95.06	126.77	1.03487	98.38	131.19
> 251 seats	142.61	158.46	1.03487	147.58	163.98

Load Airplanes

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	(in U.S.$)
5,700 kg MTOW	8.80	17.62	1.03487	9.10	18.25
Up to B-737, B-727 (or similar)	63.37	71.36	1.03487	65.58	73.85
B-767, DC-8 (or similar)	79.23	95.09	1.03487	81.99	98.42
DC-10, MD-11, B-747, A-340 (or similar)	106.52	142.64	1.03487	110.23	147.62

Additional Fees

In connection with the extension of the term of the Carrasco Concession Agreement, in September 2014 Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017), which are calculated based on the number of passengers that use Carrasco Airport and that exceed 1.5 million passengers per year (transit passengers are not included in such calculation, nor are diplomats, members of the Defense Ministry assigned to United Nation’s peace keeping missions or other international organizations or children under the age of two) multiplied by the coefficient set forth in the following table.

Passengers from	Passengers to	Coefficient
––	1,500,000	0
1,500,001	1,750,000	0.075
1,750,001	2,000,000	0.1556
2,000,001	2,250,000	0.272
2,250,001	2,500,000	0.3983
2,500,001	2,750,000	0.5381
2,750,001	3,000,000	0.692
3,000,001	––	0.8611

Timing of Payment of Fees: Puerta del Sur must pay 50% of the annual fees to DINACIA in June of each year (as calculated for the previous November-to-November period), and the remaining 50% in the following December.

Delay in Payment of Fees: If Puerta del Sur fails to timely pay the annual fees, it shall incur default interest at a rate of LIBOR (180 days) plus 10.0%. In addition, such failure to pay would be a breach of the Concession Agreement and may lead to the termination of the Carrasco Concession Agreement.

Puerta del Sur Revenue

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is entitled to collect, among others, all aeronautical, commercial and cargo revenue related to services rendered at Carrasco Airport.

According to Executive Branch Decree 376/02, the Concessionaire is entitled to make a request to the Executive Branch of the Uruguayan Government for an annual adjustment of the prices charged at Carrasco Airport for landing, aircraft parking, passenger use tariffs, cargo, handling and storage of containers. If the requested adjustments are approved by the Uruguayan Executive Branch, the new prices are the maximum that can be charged, but not the fees that Puerta del Sur must necessarily charge. These prices charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the “Anexo F” of the Carrasco Concession Agreement pursuant to the formula described in the Carrasco Concession Agreement. According to the Carrasco Concession Agreement, Puerta del Sur can submit a calculation to the Unidad de Control requesting it to validate proposed adjustments to regulated fees. This allows Puerta del Sur in principle to charge lower prices, except for the boarding fee which is a fixed rate. Other services provided by Puerta del Sur to airlines and not included above shall be proposed by Puerta del Sur and approved by the Unidad de Control. The current services that are being provided by Puerta del Sur to the airlines are included in the Concession Agreement and the Memorandum of Understanding and its amendments executed between the airline companies and Puerta del Sur which were ratified by the Unidad de Control.

Other commercial revenues relating to the operation of Carrasco Airport and not included above are unregulated and may be fixed by Puerta del Sur without any restriction. However, the Carrasco Concession Agreement requires that the prices for such unregulated services be in line with local market prices, taking into account the quality and kind of services provided. Puerta del Sur must inform the Unidad de Control about the prices that it will charge for such services, and enclose comparative information about similar services in Uruguay and in the region. If the Unidad de Control rejects the proposed prices because they are not in line with local markets, Puerta del Sur would not be able to apply them. Prices are also published on the Puerta del Sur website and at DINACIA’s website.

The prices that Puerta del Sur charges for the use of spaces within the terminal (other than spaces granted for airline operations) are freely set between Puerta del Sur and its counterparties and not subject to review or approval by any authority.

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10-year period that took place in September 2014, Puerta del Sur agreed to the following:

•	Extension Premium: Puerta del Sur agreed to pay to the Uruguayan Government U.S.$20.0 million simultaneously with the execution of the amendment to the Carrasco Concession Agreement, which amount has been already paid in full;

•	Return of Old Passenger Terminal: The old passenger terminal has been detached from the Concession Agreement and was returned to the Defense Ministry; however Puerta del Sur has assumed the obligation to pay U.S.$3.5 million in order to renovate the old terminal, which were duly paid at the execution of the amendment to the Carrasco Concession Agreement;

•

MITRE Program: Puerta del Sur will assume all the costs relating to the MITRE Corporation’s Center for Advanced Aviation System Development Program whereby the reorganization of the Uruguayan airspace will take place. This program has a cost of U.S.$1.8 million, most of which has been already paid. As of the date of this report, there is an outstanding amount of U.S.$15.0 thousand which Puerta del Sur intends to pay in May 2018;

•	Waiver of the Payment of Passenger Use Tariffs for Certain Governmental Authorities: Puerta del Sur has agreed to waive the payment of passenger use tariffs for diplomats, members of the Defense Ministry assigned to United Nations peace keeping missions or other international organizations and children under the age of two;

•	Airport Security System: Puerta del Sur agreed to replace Carrasco Airport’s current security system with an integrated security system. The replacement will be initiated once the Executive Branch issues the Decrees imposing the obligation on the airlines to submit the advanced passenger information and passenger name record information to the Ministry of Interior;

•	New Taxiway: Puerta del Sur agreed to build a new taxiway before the termination date of the Carrasco Concession Agreement, or earlier, if required by the OACI regulations based on Carrasco Airport traffic statistics; currently the airport does not have sufficient traffic to require the construction of the taxiway, and Puerta del Sur expects to build the taxiway in the final years of the Carrasco Concession Agreement; and

•	Change of Control of Puerta del Sur: In general terms, a change of control of Puerta del Sur is not subject to approval by the Uruguayan Government, nor would it require any type of permit or authorization. However, under the terms of the amendment to the Carrasco Concession Agreement, it was agreed that if the shares of Puerta del Sur are sold within 36 months after the execution of the amendment (August 6, 2014), Puerta del Sur will be required to pay to the Uruguayan Government 50% of the benefit resulting from the sale, which is defined as the total consideration to be obtained from the sale minus investment costs. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.

Guarantees

Under the Carrasco Concession Agreement, Puerta del Sur is required to provide the following guarantees:

•	A guarantee securing the completion of the construction works of the new terminal. A U.S.$2.3 million completion guarantee is in place concerning Group 1 and 2 works.

•	A performance guarantee for U.S.$6.0 million. This guarantee will be returned six months after the expiration of the Carrasco Concession Agreement.

We have obtained a surety bond with a local financial institution to support our guarantee obligations under the Carrasco Concession Agreement.

Insurance

See “Business—Property and Insurance.”

Termination

The Carrasco Concession Agreement by its terms will be terminated on November 20, 2033.

Termination Upon Breach by Puerta del Sur

The Carrasco Concession Agreement may be terminated by the Defense Ministry (with prior approval of the Executive Branch) upon due notification to Puerta del Sur, upon repeated and material breaches of the Carrasco Concession Agreement by Puerta del Sur. The Carrasco Concession Agreement does not expressly set forth a definition of a material breach of the Concession Agreement; however, the Carrasco Concession Agreement provides certain examples, including:

•	delay in the payment of annual fees to DINACIA for the concession of Carrasco Airport;

•	charging amounts over the maximum permitted under the Carrasco Concession Agreement;

•	provision of services repeatedly in an incorrect or not efficient manner; and

•	assignment of the Carrasco Concession Agreement without the prior approval of the Defense Ministry.

Upon a breach of the Carrasco Concession Agreement by Puerta del Sur, the Defense Ministry will be entitled to:

•	foreclose upon all collateral posted by Puerta del Sur under the Carrasco Concession Agreement to guarantee performance of its obligations;

•	take control of the Carrasco Airport and all its assets; and

•	claim all damages suffered by Carrasco Airport as well as request payment of all credit owed to the Defense Ministry.

Unilateral Termination by the Uruguayan Executive Branch

The Defense Ministry may unilaterally terminate the Carrasco Concession Agreement if prior approval from the Executive Branch is obtained and only due to reasons based on “public interest” that require the Concession Agreement to be terminated.

Upon the unilateral termination of the Carrasco Concession Agreement, Puerta del Sur shall be entitled to receive termination payments calculated as follows:

•	the performance guarantee posted under the Carrasco Concession Agreement, plus

•	the value of all investments made in construction, reparation of buildings made in accordance with the Carrasco Concession Agreement, less accumulated depreciation, plus

•	a portion of the amount paid in the auction in August 2003 (U.S.$34.0 million) to purchase shares of Puerta del Sur which shall be calculated according to a formula agreed under the Carrasco Concession Agreement.

Termination Upon Terminal Destruction

In the event of force majeure (e.g., the destruction of Carrasco Airport or severe damage that prevents Carrasco Airport’s operations), the Defense Ministry will be entitled to terminate the Carrasco Concession Agreement without paying the termination payment to Puerta del Sur and collect all of the indemnification payments under all of Carrasco Airport’s insurance policies.

Alternatively, the Defense Ministry could request Puerta del Sur to re-build Carrasco Airport if the reconstruction of the airport does not alter the terms of the Carrasco Concession Agreement.

Termination Upon Agreement Between Puerta del Sur and the Defense Ministry

The Carrasco Concession Agreement may be terminated by mutual agreement (with prior approval of the Uruguayan Executive Branch). No termination fee is payable by any party in this circumstance.

Return of Facilities

Upon the expiration of the term, or termination, of the Carrasco Concession Agreement, the Carrasco Concession Agreement provides that the Uruguayan Government will take full possession of Carrasco Airport’s premises, and all of its facilities and installations. The works and equipment incorporated by Puerta del Sur will also be transferred to the Defense Ministry.

In the event that the facilities, installations or equipment become obsolete or are not of interest to the Uruguayan Government, Puerta del Sur may be required to remove, update or demolish the same. If Puerta del Sur fails to comply with the aforementioned obligation, the Defense Ministry may perform the mentioned activities at Puerta del Sur’s cost.

After the Carrasco Concession Agreement term has expired or been terminated, Puerta del Sur will have a period of 180 calendar days to deliver the premises in perfect condition, other than normal wear and tear.

Governing Law and Dispute Resolution

The Carrasco Concession Agreement is governed by the laws of Uruguay. Under the Carrasco Concession Agreement, all disputes over “technical matters” between Puerta del Sur and the Defense Ministry will be resolved before an arbitration tribunal meeting in Uruguay. The arbitration award will not be subject to any kind of appeal or review.

All other “non-technical” disputes are to be resolved before Uruguayan courts. The Carrasco Concession Agreement does not provide a definition of  “technical matters” and it could be a matter of discussion in each case whether the issue subject to dispute falls within this definition.

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and will expire on March 31, 2019. However, CAISA is under negotiations with the Uruguayan Government to extend such concession. The Punta del Este Airport is not material to our business.

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

•	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

•	Law No. HO-329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry out certain types of activities set forth in the Armenian Concession Agreement, including pharmacy and sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO-329 nor in the Armenian Concession Agreement.

•	Republic of Armenia Government Resolution No. 693-A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, who then incorporated AIA.

•	Republic of Armenia Government Resolution No. 2004-A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a subconcession to a third party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.

•	Addendum No. 1 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 1 are fully complied with and terminated.

•	Republic of Armenia Government Resolution No. 1296-N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.

•	Armenian Aviation Law No. HO-81-N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.

•	Republic of Armenia Government Resolution No. 965-N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.

•	Republic of Armenia Government Resolution No. 588-A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.

•	Republic of Armenia Government Resolution No. 1495-N, dated December 26, 2013, pursuant to which the Armenian Government approved the master plan for 2013-2017 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392-N, dated April 10, 2003, and the Master Plan for 2008-2012 by the Government Resolution No. 1559-N dated December 25, 2008.

•	The Republic of Armenia Government Resolution No. 202-N, dated February 13, 2003, pursuant to which the Armenian Government determined the staff structure of the GDCA and approved the GDCA’s Charter based on Armenian Aviation Law, which defines the authority of the GDCA.

Governmental Authorities

Role of GDCA

GDCA is the authorized body in the Republic of Armenia to develop and implement policies in the civil aviation field, including flight and aviation security and technical regulations.

Resolution No. 202-N and the Armenian Aviation Law regulate GDCA’s organization, powers and duties. GDCA’s duties include, without limitation, the following: (i) implementing the national aeronautics policy according to current regulations and directives; (ii) developing regulations to ensure compliance with international treaties of the Republic of Armenia, the requirements of applicable legislation and the provisions of documents published by international aviation organizations; (iii) regulating air traffic services, flight security, as well as protection and security of the ground assets utilized and services rendered in airports; (iv) overseeing aviation services and infrastructure envisaged by the Armenian Concession Agreement to ensure compliance with the security requirements of the ICAO and other international organizations which the Republic of Armenia is a member of; (v) advising, in accordance with current legal standards, in all matters related to civil aviation; (vi) granting relevant certificates and permits for implementation of commercial activities in the airports; and (vii) surveying and analyzing developments and trends of air transportation policy.

The Armenian Concession Agreement

On December 17, 2001, the Armenian Concession Agreement was executed by and between the Armenian Government and CASA, and subsequently approved by the Armenian Government in January 2002. Under the Armenian Concession Agreement, CASA assumed all of the rights and obligations as the Concession Manager of Zvartnots Airport until such time as it established and registered an Armenian affiliate company to assume such rights and obligations.

On May 17, 2002, an Addendum to the Armenian Concession Agreement was executed which permitted CASA to assign to its affiliate, American International Airports LLC, all of the rights and obligations pertaining to CASA, stemming from the Armenian Concession Agreement. American International Airports LLC incorporated and registered AIA as a wholly-owned subsidiary in Armenia and assigned to it all of the rights and obligations of the Concession Manager of Zvartnots Airport under the Armenian Concession Agreement.

The Armenian Concession Agreement was further amended by the following addenda executed by and between the Armenian Government and AIA.

•	Addendum No. 1, executed on February 21, 2003, under which the Armenian Government and the Concession Manager agreed to certain mechanisms regarding the registration of property rights of the Concession Manager for real property in Zvartnots Airport;

•	Addendum No. 2, executed on October 19, 2006, under which, commencing on January 1, 2007, AIA undertook to provide rescue and firefighting services and facilities in accordance with the standards of Annex 14, Chapter 9 of the ICAO (Emergency and Other Issues), as well as ICAO related manuals and applicable Armenian laws;

•	Addendum No. 3, executed on November 16, 2007, under which the Armenian Government expanded the concession of Zvartnots Airport granted to AIA to include the concession of the Shirak Airport, which gave AIA the right to engage in certain types of aviation and non-aviation activities. As such, the terms of the Armenian Concession Agreement are also applicable to the Shirak Airport concession;

•	Addendum No. 4, executed on June 10, 2010, under which AIA agreed to terminate its rights under the Armenian Concession Agreement over certain real property operated by “Hayaeronavigatsia” CJSC, the local air traffic navigation company, at the Zvartnots Airport, including the land occupied by the newly built Air Traffic Control Tower building. As such, AIA no longer has the right to dispose of and use these real property units, even for purposes of rendering the services under the Armenian Concession Agreement.

Rights of the Concession Manager

Pursuant to the terms and conditions of the Armenian Concession Agreement, the Concession Manager has the exclusive right to administer, operate and exploit Zvartnots Airport and Shirak Airport and was granted by the Armenian Government the exclusive right to use the airports and all real, personal, mixed, tangible and intangible property of any kind or nature which is now or in the future will be a part of the airport activities, and to conduct all businesses relating to the airports, with the exception of certain businesses and properties specifically indicated in the Armenian Concession Agreement. The Concession Manager holds all of the licenses related to management of the airports other than regulatory functions exclusively vested in the Armenian Government. The Concession Manager has the exclusive right to administer and to carry out activities relating to the airports, which include, among others:

Aviation services

•	aircraft guidance and escorting services;

•	management of parking areas;

•	provision and operation of escalators;

•	telescopic bridge;

•	ground handling services, including aircraft pulling services;

•	electrical supply services;

•	operational-technical maintenance services;

•	aviation security and aircraft custody services;

•	utility services for aircrafts;

•	fuel and lubricants supply and fueling; and

•	special vehicle transportation services.

Commercial

•	rent of ground spaces for commercial purposes;

•	advertising;

•	duty-tax free shops;

•	shopping centers;

•	bank and exchange bureau and financial services;

•	hotels;

•	restaurants, snack-bars, coffee shops;

•	duty paid shops such as clothing and fixtures, newspaper and magazine stands;

•	casinos and other entertainment premises;

•	car parking;

•	baggage carts and lockers;

•	telecommunication services;

•	VIP lounges;

•	catering; and

•	gas stations for automobiles.

Other

•	customs warehouses;

•	intermodal logistics platforms;

•	free zones;

•	ground transportation; and

•	other services, to the extent not prohibited under the Armenian Concession Agreement, which are complementary or useful to the aeronautical operation and/or the commercial development of the airports, including, but not limited to, activities connected to the airports such as convention, art and exhibition centers, hotels and other leisure and tourism activities and transportation, which may be performed outside the airports.

Air traffic control activities are not included in the Armenian Concession Agreement. The Concession Manager is not responsible for approximation, taxying, flight operations or any other activity related to air traffic control. Such activities are handled exclusively by Hayaeronavigatsia CJSC.

The Concession Manager is entitled to conduct the above-mentioned commercial activities on its own account or through any third parties. It may also grant to third parties the right to use certain ground spaces to carry out commercial activities authorized by the Concession Manager, either free of charge or for consideration, by way of a revocable instrument or agreement or by such other instrument the Concession Manager considers appropriate.

Obligations Assumed by the Concession Manager

Under the terms of the Armenian Concession Agreement, the Concession Manager shall:

•	undertake and warrant the normal and permanent rendering of aviation services;

•	manage and operate the airports according to internationally accepted airport standards;

•	comply with the Master Plan;

•	obtain, at its own cost and risk, adequate financing and management resources to modernize the physical infrastructure of the airports, to ensure compliance with applicable regulatory standards and to improve the quality of their management;

•	provide the Armenian Government with the ground spaces required for the performance of customs, migration, defense, security, safety, phyto-zoo sanitary and bromatological controls and public health activities, as long as they are and remain activities directly performed by Armenian Government agencies and bodies. If the Armenian Government decides to delegate any of such activities to the private sector, the Concession Manager shall have a right of first refusal for the performance of such activities, which right must be exercised within a period of 30 days as from the announcement of any bid by a third party;

•	provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airports, which will include data regarding traffic, revenues and investments;

•	manage, operate and exploit the airport activities, directly or through contracts with third parties, subject to the limitations set forth in the Armenian Concession Agreement;

•	collect from all of the users (including the airlines and all other public or private persons performing activities or exercising any authority in the airports) the corresponding airport charges and the fees which the Concession Manager may establish from time to time; and

•	construct, maintain and/or operate, on its own account or through any third parties, any hangars, fuel storage plants or aircraft supply plants, customs warehouses and/or any other warehouses or premises related to the handling of air cargoes or the aeronautical operation in general.

Master Plan

The Master Plan describes the works to be executed for each five-year period during the term of the Armenian Concession Agreement, including the corresponding preliminary estimates of investment amounts, and also sets forth the guidelines for the works and operations related to improvement and maintenance of the airports during the remaining part of the term.

The Master Plan and all revisions and extensions thereof will be made according to traffic projections, the internal rate of return agreed upon by the Armenian Government and the Concession Manager, the objective needs of the services and other conditions that the Concession Manager may deem appropriate according to standards applied in similar airports around the world. The Master Plan will be updated every five years and extended to cover the 30-year term of the Armenian Concession Agreement. The Master Plan may be revised from time to time at the Concession Manager’s request or based on the changing needs of the airports.

The Concession Manager is entitled, in its sole discretion, to establish the priority rank among the works described in the Master Plan, to postpone or anticipate the execution thereof to earlier or later periods than those originally foreseen in the Master Plan, and to prepare the corresponding projects for the implementation of the works, emphasizing safety concerns according to ICAO rules and taking into account service quality levels under the International Air Transport Association Class C category.

The Concession Manager is required to inform the Armenian Government on the performance and progress of the specific works described in the Master Plan. Nevertheless, there are no periodic reporting requirements.

Fees

Under the Armenian Concession Agreement, the Concession Manager shall not pay any fee or other consideration of any kind whatsoever for the rights granted to it in the Armenian Concession Agreement.

Airport Charges and Fees

All of the activities carried out at the airports as well as the use of any property transferred to the Concession Manager by the Armenian Government shall entitle the Concession Manager to collect the relevant Airport Charges and the Fees which the Concession Manager establishes. The initial airport charges are stated in an appendix of the Armenian Concession Agreement. Any modifications to such airport charges may be effected upon notice from the Concession Manager to the Armenian Government, subject to the Armenian Government’s right to object to any adjustment within a 15-day period as from the date of receipt of such notice. The Armenian Government cannot unreasonably withhold its approval to the adjustments to the airport charges.

The Concession Manager, at its sole discretion, may collect the airport charges and fees in U.S. dollars, euros or Armenian dram, to the extent permitted by Armenian Law.

Airport charges and fees shall be automatically adjusted by applying the following procedures:

•	airport charges and fees expressed in Armenian dram will be adjusted proportionally to the variations of the exchange ratio between the Armenian dram and the United States dollar;

•	airport charges and fees expressed in United States dollars will be adjusted based on the Total Producer Price Index for Finished Goods seasonally adjusted (PPI), as published monthly by the Bureau of Labor Statistics of the United States Department of Labor, and verified by the index as of December 2001, which shall be considered the “PPI Base Year,” and the index as of December of the year to be updated; and

•	airport charges and fees expressed in euros will be adjusted proportionally to the variations of the exchange ratio between the euro and the United States dollar.

Exchange and inflation variations between the date of any invoice and the date of actual payment of the corresponding charge or fee may be billed by the Concession Manager separately.

Internal Rate of Return

Internal Rate of Return is calculated as the annual net after tax internal rate of return on the Concession Manager’s actual total airport capital investments valued in United States dollars, including equity, equity equivalents, subordinate loans and/or convertible loans and any other capital contribution as expressed in the Concession Manager’s accounting statements audited by an international auditing firm.

Pursuant to the terms of the Armenian Concession Agreement, the Concession Manager is granted the right to receive an annual Internal Rate of Return of 20%. At the end of each fiscal year, the Concession Manager may propose to the Armenian Government certain adjustments to the Master Plan to adhere to the Internal Rate of Return of 20%. The Armenian Government may not unreasonably withhold its consent to such adjustments. If the approved adjustments to the Master Plan are insufficient to meet the agreed Internal Rate of Return, the Concession Manager shall be entitled to adjust the real value (taking into account inflation) of airport charges, provided that before each adjustment the Concession Manager informs the Armenian Government of the proposed adjustment. If the Concession Manager does not recover the agreed Internal Rate of Return after applying the foregoing procedures, the Concession Manager shall be entitled, in its sole discretion and the Armenian Government cannot oppose, to extend the term of the Armenian Concession Agreement to the extent it permits the Concession Manager to reach the target Internal Rate of Return.

In addition, if applicable taxes payable by Concession Manager increase, then the Concession Manager shall be entitled to immediately increase all airport charges and fees so as to reflect such increase. Tax increases include rate increases, elimination or reduction of any exemption or deduction and any other modification which causes any applicable tax liability to increase.

Termination

The Armenian Concession Agreement will terminate pursuant to its terms on June 9, 2032. If the Concession Manager is in good standing on such date, the Concession Manager shall have the option, which the Concession Manager may exercise at its sole discretion from the date which is six months prior to the end of the first and any subsequent five-year period from possession (June 9, 2002), to indefinitely extend the term of the Armenian Concession Agreement for additional periods of five years.

The Armenian Concession Agreement may be terminated prior to the scheduled termination date upon the occurrence of any of the following events:

•	Concession Manager’s breach of certain obligations;

•	bankruptcy of the Concession Manager;

•	administrative discretionary act;

•	the Armenian Government’s breach of any of its obligations; and

•	Force Majeure Events.

Termination of the Armenian Concession Agreement will not imply the termination of the agreements that the Concession Manager executed with third parties, which shall be automatically assigned to the Armenian Government unless otherwise provided for in those agreements.

Termination due to the Concession Manager’s Breach

The Armenian Government is entitled to terminate the Armenian Concession Agreement if:

•	the Armenian Concession Agreement is entirely or partially assigned to a third party by the Concession Manager, without obtaining the express authorization of the Armenian Government; or

•	the Concession Manager abandons the facilities of the airports, meaning that it stops its operations at the airports for more than 10 days due to the Concession Manager’s fault and without reasonable cause. No clear definition of abandonment of the airports facilities is included in the Armenian Concession Agreement. In case of dispute, it may be submitted, at the Concession Manager’s discretion, to arbitration.

Bankruptcy of the Concession Manager

The bankruptcy, insolvency or invocation of any laws for the protection from creditors or cessation of business of or by the Concession Manager will cause the termination of the Armenian Concession Agreement.

Administrative Discretionary Act

The Armenian Government shall refrain from terminating the Armenian Concession Agreement during the first 15 years of the Armenian concession. If the Armenian Government decides to terminate the Armenian Concession Agreement unilaterally other than for “cause,” as specified in the Armenian Concession Agreement, the Armenian Government shall pay the Concession Manager specific liquidated damages and shall indemnify and hold the Concession Manager harmless with respect to all adverse consequences caused by third parties and deriving from the termination of the Armenian Concession Agreement.

If the Armenian Government terminates the Agreement based on reasonable national defense considerations, it will be liable solely for the total amount of investments effectively made by the Concession Manager since the commencement of the Armenian Concession Agreement and until the date of termination, as well as the Concession Manager’s existing obligations regarding investments assumed under the Armenian Concession Agreement, which may not be revoked or assigned to the Armenian Government or a new manager.

Armenian Government’s Breach of Contract

The Concession Manager is entitled to terminate the Armenian Concession Agreement if the Armenian Government breaches any of its obligations thereunder, and fails to cure such breach within a 20-day period after being served with a notice of the breach by the Concession Manager. Upon such termination, the Armenian Government shall pay the Concession Manager certain liquidated damages and shall indemnify and hold the Concession Manager harmless with respect to all adverse consequences caused by third parties deriving from the termination of the Armenian Concession Agreement.

Termination due to Force Majeure Events

The Concession Manager shall have the right to terminate the Armenian Concession Agreement upon the occurrence of a force majeure event and with a six-months prior notice if the Concession Manager reasonably proves that during the last two years prior to the date of notice it has not been able to recover the Internal Rate of Return on the investments made by the Concession Manager until such moment.

Upon termination, the Concession Manager shall assist the Armenian Government in identifying actions necessary to ensure normal continuation of airport activities, and shall provide training, information and know-how to the Armenian Government, at the Armenian Government’s reasonable request.

Governing Law and Dispute Resolution

Pursuant to Article 9 of the “Agreement between the Argentine Republic and the Republic of Armenia for the Reciprocal Promotion and Protection of Investments,” dated October 10, 1994, any dispute regarding the validity, interpretation and/or enforcement of the Armenian Concession Agreement may be submitted, at the Concession Manager’s discretion, to arbitration with the International Center for Settlement of Investment Disputes in accordance with the supplementary mechanism of such body for the management of conciliation, arbitration or investigation procedures. The arbitration award shall be final and binding on the parties.

The International Center for Settlement of Investment Disputes shall resolve all disputes in accordance with the provisions of the Armenian Concession Agreement, the laws of the jurisdiction of the contracting parties involved in the dispute, including their rules on conflict of law, the terms of any specific agreement concluded in relation to the parties’ respective investments and the relevant principles of international law.

In the event the Concession Manager decides not to submit the dispute to arbitration, the ordinary courts of the Republic of Armenia shall have jurisdiction to solve the case, in accordance with Armenian law.

Ecuador

Sources of Regulation

The Guayaquil Concession Agreement was executed on February 27, 2004, by and among TAGSA, AAG and the Municipality of Guayaquil. The Guayaquil Concession Agreement has been amended six times since the date of execution, the most significant of which relates to the unification of terminals and the use of other sites within the Guayaquil Airport, for commercial uses; the expansion of the terminal and the re-establishment of the economical equilibrium of the Guayaquil Concession Agreement that was the consequence thereof was an extension of such agreement for additional 4 years and 11 months.

The following are the main laws and regulations that govern the Guayaquil Concession Agreement and the operation of the Guayaquil Airport:

•	Article 249 of the Constitution of Ecuador of 1998 sets forth that the rendering of public services, directly or by delegation, was the responsibility of the Ecuadorian State. The Ecuadorian State is authorized to delegate the performance of public services to private companies through grants of concessions or other forms stipulated in the Ecuadorian legislation.

•	Article 1 of the Aviation Law enables the delegation to the private sector of airport public services, as well as the possibility of the Ecuador Government to transfer to the municipalities the ability to render airport public services directly or by delegation, as per article 249 of the Constitution of Ecuador of 1998. Based on this, by means of Executive Decree No. 871 dated October 18, 2000, the President of Ecuador authorized the Municipality of Guayaquil to delegate to the private sector the rendering of airport services.

•	Article 43 of the Law on Modernization of the State defines the forms under which a delegation can be made, including concessions of public services or works, licenses, permits or other legal forms applicable under administrative law.

The concession agreement for the operation of the Galapagos Airport was executed on April 15, 2011, by and among Dirección General de Aviación Civil (“DGAC”), ECOGAL, CASA and the Subsecretaria de Transporte Aeronáutico Civil (“STAC”). ECOGAL’s share capital is owned 99.9% by Yokelet S.L. and 0.1% by Pablo Ezequiel Barrenechea, ECOGAL’s chairman. Yokelet S.L. is a wholly-owned subsidiary of CAAP. The parties amended the Galapagos Concession Agreement on May 13, 2013, April 15, 2014 and August 21, 2014, for purposes of updating the tariffs charged under the Galapagos Concession Agreement and other investment amounts.

The following are the main laws and regulations that govern the Galapagos Concession Agreement and that are related to the business and the operation of the Galapagos Airport:

•	Article 314 of the Constitution of Ecuador of 2008 sets forth that the Ecuadorian Government shall be responsible for the public services of port and airport infrastructure. Likewise, pursuant to Article 316, the Ecuadorian Government is authorized to delegate the performance of public services to private companies through grants of concessions or other forms stipulated in the Ecuadorian legislation.

•	Article 41 of the Law on Modernization of the State also provides that the Ecuadorian Government can delegate to any local or foreign entity the maintenance and improvement of existing airports by means of a public tender.

CASA presented a private initiative to the DGAC proposing to manage, operate and maintain the Galapagos Airport. DGAC accepted the proposal and awarded a concession to CASA pursuant to Resolution No. 159 A/2008, dated September 15, 2008.

The Guayaquil Concession Agreement

The concession of the Guayaquil Airport included three construction phases, each of which has been completed to the satisfaction of the AAG. The initial phase included complete re-asphalting (recapeo) of the runway and the construction of a new passenger terminal, terminal platform, taxiway and control tower, while the intermediate phase applied to the cargo terminal. The final phase included works and investments related mainly to commercial buildings, as well as the general aviation platform. In addition, the Guayaquil Concession Agreement includes an obligation on TAGSA to expand the national terminal.

Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for developing, operating and maintaining the Guayaquil Airport, which includes the performance of the following activities:

•	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;

•	payment of the annual concession amount to a trust (“Trust”) which amounts to 50.25% of the aggregate gross revenue received by TAGSA from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport;

•	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;

•	design and construction of the works and investment specified in the Guayaquil Concession Agreement during the initial, intermediate and final phases; and

•	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA.

Guarantee and Performance Bonds

Under the terms of the Guayaquil Concession Agreement, we are required to maintain a performance bond in the amount of U.S.$3.0 million as security for the timely fulfillment of all of our obligations under the Concession Agreement.

In addition, we are required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the 50.25% that is payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$5.1 million.

Term and Termination

The term of the Guayaquil Concession Agreement is 20 years and five months, expiring on July 27, 2024. The Guayaquil Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

•	breach by TAGSA as a result of its failure to: (i) maintain the performance bonds due under the Guayaquil Concession Agreement, (ii) comply with its obligation to perform the investments stipulated in the Guayaquil Concession Agreement for the completion of the various phases of development of the Guayaquil Airport, (iii) comply with its payment obligations under the credit agreement executed for purposes of financing the works foreseen for the initial phase, when such breach affects the normal operation of the Guayaquil Airport and (iv) comply with any other obligation included in the Guayaquil Concession Agreement, as determined by an arbitration tribunal;

•	the transfer of the Control Group Shares of TAGSA, which represent the shares of TAGSA owned by CASA;

•	any amendment to the bylaws of TAGSA;

•	if TAGSA fails to pay the required amounts to (i) the Trust for the development of the airport in Guayaquil, or (ii) AAG for the provision of administrative services;

•	accumulation of fines or sanctions for breach of the levels of services and/or performance for amounts higher than U.S.$300,000 in a consecutive period of 12 months;

•	breach by AAG of its obligations under the Guayaquil Concession Agreement, as determined by an arbitration tribunal;

•	acts or omissions of the AAG or the Municipality of Guayaquil that impede the efficient execution of the Guayaquil Concession Agreement and that produce substantial adverse effects over the rights of TAGSA, as determined by an arbitration tribunal; or

•	mutual agreement of the parties.

Governing Law and Dispute Resolution

The Guayaquil Concession Agreement is governed by the laws of Ecuador. The parties undertake to attempt to solve any dispute related to the Guayaquil Concession Agreement through mediation. In the event that any dispute is not solved in mediation, the parties must proceed to arbitration, in accordance with the terms and conditions of the Guayaquil Concession Agreement.

The Galapagos Concession Agreement

Under the terms of the Galapagos Concession Agreement, CASA is responsible for providing in the Galapagos Airport with management, operation, maintenance and construction services, including the performance of the following activities:

•	Projects corresponding to the Redevelopment Plan, in accordance with the following phases:

Phase 1: Construction of a new airport terminal, control tower and technical facilities, all of which were completed on August 29, 2013, upon issuance by the Resolution No. 2013-0272 accepting the completion of Phase 1.

Phase 2: Demolition of existing airport terminal, expansion of aircraft platform, remodeling of fire service building, relocation of existing hangars and remodeling of hangars for the cargo terminal, all of which were completed in March 2014.

Phase 3: Involves the development of certain works on the runway and platform, including reconstruction of the runway. Phase 3 also includes a general obligation to perform corrective and prevent maintenance of the runway and platform from 2014 through 2026. The last stage within Phase 3 is expected to commence on June 1, 2021.

•	Projects corresponding to the new investments, including (i) asphalt reinforcement of part of the taxiway and intersections (as from June 1, 2015), (ii) asphalt reinforcement of the runway (as from June 1, 2017), (iii) installation of a system for beaconing and resurfacing of runway with asphalt (as from June 1, 2021) and (iv) corrective and preventive maintenance on the concrete sector of the runways and platform (from years 2014 until 2026).

•	Certain maintenance obligations, including all necessary repairs of the facilities, equipment and other concession assets. CASA must prepare and present to the DGAC a maintenance program after the conclusion of Phase 3 of the Redevelopment Plan.

In addition, ECOGAL has the obligation to provide certain other services within the Galapagos Airport, including, among others, assignment of aircraft parking spaces. ECOGAL charges tariffs for these additional services from the airlines, private aircrafts, users or passengers, as applicable.

ECOGAL also provides services within the airport terminal, which include (i) common commercial services such as food, beverages, counters, check-in desks at the terminal, etc. and (ii) facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by ECOGAL and are considered as part of the determination of the Net Profit in favor of the DGAC. The rates are fixed based on the square meter used in each commercial area. Arrival and commercial establishments used for food industry have a higher rate (calculated using as a reference the prices charged in the Guayaquil Airport and in the city of Puerto Ayora, Galápagos). Offices used by airlines have a rate based on square meter, calculated using as a reference the prices charged in the Guayaquil Airport for similar purposes and rates applied by DGAC.

Fees

The Galapagos Concession Agreement sets forth the tariffs for the fees and services provided by ECOGAL in the Galapagos Airport; such tariffs are approved by the National Civil Aviation Council. The following table sets forth the current tariff rates:

Tariff	(in U.S.$)
Ecological tariff (by departing passengers)	4.1
Tariff for terminal use (by departing passengers)	24.15
Security tariff (by departing passengers)	3.24
Tariff for cash fire and rescue (by departing passengers)	3.70
Landing tariff 50 – 100 tons (in tons)	0.86

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a performance bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., a financial institution in Ecuador, and is in force until April 14, 2018.

Term and Termination

The term of the Galapagos Concession Agreement is 15 years as from the compliance of the conditions precedent set forth in Clause 69 (approval of tariffs), which were satisfied on July 15, 2011.

The Galapagos Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

•	mutual agreement by the parties;

•	in the event ECOGAL commits an act of gross negligence, as determined by an arbitration tribunal;

•	breach of DGAC’s respective obligations under the Galapagos Concession Agreement; or

•	bankruptcy of ECOGAL.

Governing Law and Dispute Resolution Regime

The Galapagos Concession Agreement is governed by the laws of Ecuador. The parties undertake to attempt to solve any dispute related to the Galapagos Concession Agreement through mediation. In the event that any dispute is not solved in mediation, the parties must proceed to arbitration, in accordance with the terms and conditions of the Galapagos Concession Agreement.

Peru

Sources of Regulation

The Legal Framework for the Private Investment Promotion through Public Private Partnerships and Projects on Public Assets, approved by single unified text of the Legislative Decree 1224 (Supreme Decree No 254-2017-EF published in the Official Gazette on August 31, 2017), and its regulations approved by Supreme Decree 410-2015-EF and published in the Official Gazette on December 27, 2015, sets out principles, processes and responsibilities for public private partnerships.

Transportation infrastructure concessions are evidenced by agreements between the Republic of Peru, acting through the Peruvian Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) (“MTC”) and the applicable concessionaire. The concession agreement sets forth the terms and conditions of the termination of the concession, the work to be undertaken, operation and maintenance obligations, government supervision, certain concession fees payable by the concessionaire and the rates that may be charged, as the case may be. The concessionaire typically is responsible for the financing, construction, operation and maintenance of the transportation infrastructure in accordance with standards, specifications and designs set by the MTC or otherwise provided in the bidding conditions, and is required to correct any defects in the concession assets that arise during the term of the concession, in exchange for the right to collect a tariff from the users or a payment from the MTC, as the case may be. Upon termination of the concession, the infrastructure and the right to operate the transportation infrastructure revert to the MTC.

Laws Related to the Functions and Rights of the Entities Related to the Infrastructure Projects

Under the economic regime of Peru established in its Political Constitution, several Peruvian entities have separate functions in connection with infrastructure projects related to public services.

Governmental Authorities

Role of the MTC

The MTC is entitled to administer the contractual relationship with the relevant concessionaires, propose amendments in order to adapt the agreements to circumstances that may arise during their duration, and issue opinions regarding any amendment proposals. In addition, the MTC is entitled to impose sanctions on Peruvian concessionaires and operators, in accordance with applicable Peruvian infraction and sanctions regulations.

Finally, with respect to the operation of the airport infrastructure, the MTC, acting through the DGAC, is responsible for authorizing the functioning of national and international airports through the issuance of an “Operation Certificate.” Such certificate establishes the classification, characteristics and operative conditions of the applicable airport, and the start of operations of each airport is subject to obtaining an Operation Certificate. Additionally, the DGAC can dispose the temporary or definitive closure of the airports, or impose restrictions for their functioning.

Role of DGAC

The DGAC is a department of the MTC responsible for promoting, regulating and managing all air transport activities and civil aviation activities in Peru.

Role of OSITRAN

OSITRAN was created in 1998 by Law 26917, for the supervision and regulation of private investment in transportation infrastructure in Peru.

In addition, pursuant to Law 29754, OSITRAN has the authority to supervise compliance with concession agreements related to transportation infrastructure, regulate the procedure for settlement of controversies between operators and/or service companies, monitor and establish tariff systems and rates for facilities under these concessions and collect and enforce the collection of tariffs, fines and other amounts due by law or pursuant to such concession agreements. In addition, OSITRAN may suspend or terminate a concession and adopt any corrective measures and impose fines on any matters within its authority. OSITRAN has the authority to issue technical opinions on any amendments to concession agreements and provide information and issue an opinion in matters within its authority when required by the MTC. Its main goal is to promote and maintain competition in transportation related to infrastructure investment in coordination with the Defense of Competition and the Protection of Intellectual Property (Instituto de Defensa de la Competencia y Protección de la Propiedad Intelectual) (“INDECOPI”) and universal access to the transport facilities under concession.

Role of INDECOPI

INDECOPI was created in 1992 by Law Decree 25868 and is responsible for the promotion of an open market and the protection of consumer rights. It also promotes a culture of transparent competition in the Peruvian economy and the safeguarding of intellectual property. INDECOPI can enforce market access, free competition and anti-competition law. In connection with transportation infrastructure projects, INDECOPI ensures that public transportation services are adequately rendered and reviews information distributed to users for transparency, accuracy and completeness.

Role of CORPAC

The Peruvian Corporation of Airports and Commercial Aviation (Corporación Peruana de Aeropuertos y Aviación Comercial) was created in 1943 as a state-owned company and is responsible for, among other things, (i) the operation, equipping and maintenance of all airports open to commercial air traffic, which includes agencies, services, facilities and equipment required by international regulatory standards and laws regulating the operation of airports and its services; (ii) the establishment, management, operation and maintenance of air navigation, aeronautical radio and other technical services necessary for air operations in Peru; (iii) the establishment and maintenance of the air traffic system; and (iv) the establishment of appropriate communication systems for regulation and control of air traffic.

Legal Infractions and Sanctions

Peruvian law defines the sanctions that OSITRAN can impose on concessionaires for failure to fulfill certain legal or contractual obligations related to, among other things, the operation of the infrastructure, tariffs, customer claims, information distribution, including delays in the provision of information to OSITRAN, supervision of infrastructure, breach of OSITRAN decisions or opinions, investment in infrastructure and equipment, contributions and payments, including failure to comply with payment of the regulatory fee to OSITRAN or the supervisory fee, and liabilities of OSITRAN or the MTC, including trespass of their facilities or breach of confidentiality of information.

OSITRAN establishes a scale on the basis of annual operating income of concessionaires to determine the amount of sanctions. Concessionaires with operating revenues below 20,000 Peruvian tax units (unidad impositiva tributaria) (“UIT”) (calculated as S/4,150 per one UIT for calendar year 2017) are liable in an amount of up to 25 UIT for minor infractions, up to 60 UIT for serious infractions and up to 140 UIT for very serious infractions. Concessionaires with operating income between 20,000 UIT and 50,000 UIT are liable in an amount of up to 75 UIT for minor infractions, up to 180 UIT for serious infractions and up to 420 UIT for very serious infractions. Concessionaires with operating income above 50,000 UIT are liable in an amount of up to 180 UIT for minor infractions, up to 450 UIT for serious infractions and up to 840 UIT for very serious infractions.

The MTC has powers under Peruvian law to impose sanctions on concessionaires depending on the severity of the infraction. Infractions that can result in sanctions imposed by the MTC include: (i) building or putting into operation major rail infrastructure without the proper authorizations; (ii) failure to comply with safety provisions; (iii) operating trains that do not comply with the conditions established by law; (iv) operating trains without an operations permit; (v) failure to inform of an accident and/or to keep accident records; (vi) failure to bring medical attention to any wounded persons; (vii) operating trains with unlicensed personnel; (viii) failure to respect the rights of the users and (ix) failure to provide information related to the operations permit or driving licenses when required by the relevant authority.

The AAP Concession Agreement

On September 9, 2008, ProInversión, the Peruvian Private Investment Promotion Agency (Agencia de Promoción de la Inversión Privada), approved the public bidding rules for the awarding of the design, construction, improvement, operation and maintenance of the airports in the Peruvian cities of Arequipa, Ayacucho, Juliaca, Puerto Maldonado and Tacna during a term of 25 years. These bidding rules also sets forth design, construction, improvement, operation and maintenance works to be performed in the airport located at the city of Andahuaylas. However, these works have not yet been started due to legal problems that exist with the landholders of the land where the airport is located.

The AAP Concession Agreement term is 25 years and is scheduled to terminate in 2036.

Pursuant to the AAP Concession Agreement, AAP will design, finance, build, operate and maintain the AAP Airports. The AAP Concession Agreement is co-financed by the MTC, which will make co-financing payments to AAP in the form of Pago por Obras (PPO) and Pago por Avance de Obras (PAO) as consideration for construction works executed, as well as in the form of Pago por Mantenimiento y Operación (PAMO) for the maintenance and operation works.

Amendments

The AAP Concession Agreement may only be amended by mutual agreement of the parties with the prior technical opinion of OSITRAN and must be in accordance with Peruvian law. Requests for amendments must be submitted to the other party with a copy to OSITRAN and supported by technical and financial data. In addition, amendments to the AAP Concession Agreement also require the prior opinion of the MEF.

On January 13, 2013, the MTC and AAP executed the First Addendum to the AAP Concession Agreement in order to determine that the term of two years established for the MTC to deliver the Andahuaylas Airport to AAP will counted since the date the Peruvian Corporation of Airports and Commercial Aviation transferred such airport to the MTC, instead of the execution date of the AAP Concession Agreement (January 5, 2011).

On August 6, 2013, the Transport and Communication Minister (Ministerio de Transporte y Comunicaciones) and AAP executed the Second Addendum to the AAP Concession Agreement in order to incorporate, among other things, the following:

•	Established that the MTC’s co-financing could also be made in Peruvian soles.

•	Modified the components that determine the co-financing, along with the payment procedure.

•	On June 19, 2015, the MTC and AAP executed the Third Addendum to the AAP Concession Agreement in order to modify the Management and key positions profile of AAP.

Obligations assumed by CASA

AAP’s shareholders are committed under the AAP Concession Agreement to contribute U.S.$6.1 million, of which U.S.$1.5 million was contributed to AAP in equity by the beginning of the operation stage, pro rata to their current shareholding in AAP. This commitment was fulfilled during the second year of operation of the airports.

Obligations assumed by the AAP

The main construction obligations of AAP include all of the following tasks:

•	Rapid impact projects: Projects with the objective of improving the general characteristics and architectural aspects of each one of AAP’s airports in order to improve, in a short term, the quality of the service provided.

•	Safety projects: Various projects including the construction of a perimeter fence, perimeter roads, installation of warning signs, construction of new rescue and fire-fighting stations and activities related to the rehabilitation of pavements in the airfield, among others, the objective of which is to increase safety at AAP’s airports.

•	Extension projects and remodeling of AAP’s airport terminals: projects including the extension of the passenger terminal building and the remodeling of the interior spaces of AAP’s airports.

•	Equipment: Acquire the necessary equipment, detailed in the AAP Concession Agreement, to guarantee the safe and efficient operation of AAP’s Airports.

•	Rehabilitation and improvement projects.

All of the main construction obligations of AAP under the AAP Concession Agreement in all of their airports have been completed, except for the construction of a surrounding road, along with the construction (or replacement) of a fence around the Puerto Maldonado Airport, both of which are currently suspended.

The AAP Concession Assets

The AAP Concession Agreement describes the assets of under the AAP Concession Agreement which are the property of the MTC, which include (i) real estate and movable assets delivered by the MTC to AAP, and (ii) assets that are acquired or built by AAP during the term of the AAP Concession Agreement.

AAP is responsible for the maintenance of those assets during the term of the AAP Concession Agreement.

Service Levels

During the term of the AAP Concession Agreement, the AAP is required to adhere to certain standards set forth in the AAP Concession Agreement. These standards relate to quality indicators, regulations, specifications and/or directives, and include compliance with international standards for the operation, security and quality for airport infrastructure. Such standards are issued by the following national and international organizations: the OACI, DGAC, IATA, Peruvian Aviation Administration, Airport Council International, Transport Security Administration and International Standards Organization.

Tariffs

AAP is entitled to receive payments by means of tariffs, access fees or other charges, for services rendered in AAP’s airports. The tariffs are established in “Anexo 7” of the AAP Concession Agreement and are divided between (i) unified airport use tariffs (tarifa unificada de uso de aeropuerto – TUUA), (ii) landing and take-off tariffs, (iii) aircraft parking tariffs, and (iv) passenger’s boarding and landing through boarding bridges (although this service is currently not being provided in the five airports).

Such payments may not exceed specified amounts set forth in the AAP Concession Agreement and may be payable in U.S. Dollars, or in Peruvian soles according to the exchange rate published by SBS on the date the services are rendered. All payments received by AAP for services rendered in the Project’s airports will be subject to VAT.

Guarantees – Performance Bonds

AAP is required to provide a guarantee with respect to compliance of all of its obligations under the AAP Concession Agreement, including the payment of any penalties and the levels of quality and service of the works. The AAP Concession Agreement performance bond does not cover the obligations guaranteed by the AAP Construction performance bond specified below. The AAP Concession Agreement performance bond required amounts is U.S.$4.5 million on the date of the execution of the AAP Concession Agreement, and must be renewed annually until two years after the termination of the AAP Concession Agreement.

AAP is required to provide a guarantee of the execution of the works, including the payment of any penalties. The AAP Construction performance bond will guarantee (i) during the initial construction period, a total of 10% of the sum of the amounts established in the work execution program, that must be renewed annually during the duration of this stage and the following three months, and (ii) during the remaining period, a total of 20% of the sum of the amounts established in the Annual Investment Plan for the Remaining Period Works, and must be renewed annually until 12 months after the complete execution of the works.

We have obtained a surety bond with a local financial institution to support our guarantee obligations under the AAP Concession Agreement.

Termination

The term of the AAP Concession Agreement is 25 years. This term could be further suspended or terminated, or extended at the request of AAP, upon prior technical opinion of OSITRAN, and provided that AAP is not in default of its obligations under the AAP Concession Agreement (to the extent that such default affects the operation and management of the AAP Airports). Any such extension request must be made at least three years prior to the scheduled termination date of the AAP Concession Agreement. In no event may the term of the AAP Concession exceed 60 years.

Termination by mutual agreement of the MTC and AAP

The AAP Concession Agreement can be terminated by mutual agreement between the MTC and AAP, with receipt of a favorable technical opinion of OSITRAN and the persons qualifying as a Permitted Creditor (Acreedor Permitido) under the AAP Concession Agreement.

Termination due to breach of the contractual obligations of AAP

The breach of the contractual obligations of AAP qualified as an event of termination under the AAP Concession Agreement will entitle the MTC to prematurely terminate the AAP Concession Agreement.

Termination due to breach of the contractual obligations of the MTC

The material breach of contractual obligations of the MTC will entitle AAP to terminate the AAP Concession Agreement if such breach is qualified as an event of termination under the AAP Concession Agreement.

Termination given unilateral decision by the MTC due to reasons of public interest

The MTC, due to well-founded reasons of public interest, is entitled to terminate the AAP Concession Agreement at any time, provided that the MTC provides AAP and its permitted creditors written notice, six months in advance of the date of termination.

Termination given a force majeure event

AAP will be entitled to terminate the AAP Concession Agreement upon occurrence of an event which cannot be overcome and is outside the reasonable control of AAP which, despite having made all reasonable efforts to prevent or mitigate its effects, cannot prevent the default of the AAP Concession Agreement as a direct and necessary consequence of such event. In order to consider such force majeure event as a termination event under the AAP Concession Agreement, such event must: (i) have produced some current and determinable damage, duly established and accredited; (ii) prevent any of the parties of the AAP Concession Agreement from complying with its obligations or cause partial, late or defective performance of them for a period of more than six months; and (iii) affect one or more airports infrastructure which constitutes more than 50% of the operational capacity of the Project’s airports.

Effects of termination of the AAP Concession Agreement

The termination of the AAP Concession Agreement due to any of the above reasons will result in the following: (i) AAP being obligated to return to the MTC the lands related to the AAP Concession Agreement and the assets covered by the AAP Concession Agreement; (ii) the termination of AAP’s right to operate and maintain the Project; (iii) the MTC or a new concessionaire taking over the concession; and (iv) OSITRAN becoming responsible for the liquidation of the concession.

Governing Law and Dispute Resolution

The AAP Concession Agreement is governed by Peruvian law. The parties have agreed that any dispute that may arise related to the AAP Concession Agreement will be resolved by direct negotiation (trato directo) between the parties, except for disputes related to the Tariff regime, which is subject to an administrative procedure. In the event the parties do not reach an agreement with respect to such dispute within the timeframes specified in the AAP Concession Agreement, an arbitral procedure will be triggered.

Liska is wholly-owned by SCF, a foundation created under the laws of Liechtenstein, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of six individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

C.	ORGANIZATIONAL STRUCTURE

Prior to our initial public offering, we were 100% controlled by the Majority Shareholder, which is 100% owned by ACI Holding S.à r.l., a holding company also incorporated in Luxembourg (“ACI Holding”). The Majority Shareholder currently controls 82.1% of our common shares.

ACI Holding is a holding company that is 85.0% owned by Corporación América International S.à r.l. (“CAI”) and 15.0% owned by A.C.I. Investment S.à r.l., both of which are holding companies incorporated in Luxembourg. CAI and A.C.I. Investment S.à r.l. are both wholly-owned subsidiaries of Liska Investments Corp., a corporation incorporated under the laws of the British Virgin Islands (“Liska”).

Liska is wholly-owned by SCF, a foundation created under the laws of Liechtenstein, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of six individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

We account for the results of operations of AAP and ECOGAL using the equity method in our Audited Consolidated Financial Statements.

Most of our operating subsidiaries have non-controlling interests, some of which are significant.

The following diagram reflects a simplified summary of our organizational structure as of April 17, 2018:

ITEM 4A.	UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”) with respect to its periodic reports under the Exchange Act.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Audited Consolidated Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report

A.	Operating Results

Factors Affecting Our Results of Operations

A number of factors have a significant impact on our business and results of operations, the most important of which are regulations, passenger traffic levels and air traffic operations, fluctuations in exchange rates in the currencies in which we operate, and our capital investment plans.

Regulations

Fees for aeronautical services are established under the terms of the relevant concession agreement, and the regulatory framework of the governmental authority in each jurisdiction where we operate. Our concession agreements establish or otherwise regulate the rates that we may charge to aircraft operators and passengers for aeronautical services, including fees for landing and transit of aircraft, departing passenger fees, and fees for aircraft parking. Some of our concession agreements also allow us to charge additional fees to passengers for services such as security and reduced mobility assistance, among others. These fees are invoiced to users of our airport infrastructure, principally airlines using our airports, either from their general revenue or as collected directly from airline passengers.

Passenger Traffic Levels and Air Traffic Operations

A significant portion of our revenue depends directly or indirectly on the level of passenger traffic at our airports and the number of aircraft movements (takeoffs and landings) conducted in the airports we operate. Aeronautical revenue within our airports is directly dependent on aircraft movements. In addition, our commercial revenues depend significantly on the number of passengers passing through terminals, as well as on the nature of the traffic. For example, international passenger traffic generates more commercial revenue than domestic traffic.

From 2016 to 2017, air traffic increased 6.7% in terms of number of passengers, 1.8% in terms of aircraft movements and 8.1% in terms of cargo volume handled. From 2015 to 2016, air traffic increased 1.1% in terms of number of passengers, decreased 4.0% in terms of aircraft movements and increased 2.6% in terms of cargo volume handled.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the Argentine peso, the Brazilian real, the euro, the Uruguayan peso and the Armenian dram against the U.S. dollar; and the Euro against the Armenian dram. See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

Our Capital Investment Plans

We believe that we have identified transformative growth opportunities at our Brasilia, Ezeiza and Florence Airports. At our Brasilia Airport, we are in the final development planning stages of a significant expansion of the terminal to accommodate additional commercial area, which will include retail stores, entertainment, a food court, upscale restaurants and services. In addition, at Ezeiza Airport, we are developing a project for the terminal area that includes new passenger buildings, as well as apron expansions and a new ground access and parking. The arrivals and departures terminals will accommodate extensive commercial areas, including duty free shops, retail stores, entertainment, restaurants and coffee shops and several other services. In partnership with the Italian Government, we have developed an investment plan for Florence Airport to invest approximately U.S.$351.1 million in capital expenditures for intangible assets during the period from 2017 until 2022.

Our Segments

We have identified seven reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru. See Note 4 to our Audited Consolidated Financial Statements and “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA.”

Our Associates

AAP is an associate which was incorporated in 2010, 50.0% owned by CAAP and 50.0% owned by Andino Investment Holding (a private Peruvian logistics conglomerate). We record our 50.0% ownership interest in the shareholders’ equity of AAP in “Investments in associates” and we account for the results of operations of AAP using the equity method as “share of loss in associates.”

Under the terms of the concession agreement for the operation of the Galapagos Airport (the “Galapagos Concession Agreement”), the net profits generated by ECOGAL must be transferred entirely to the Dirección General de Aviación Civil. Because we are not entitled to receive dividends from the operations of ECOGAL, we record our percentage ownership interest in the shareholders’ equity of ECOGAL in “Investments in associates” and we account for our results of operations for ECOGAL under the equity method as “share of loss in associates.”

Certain of the operational information provided below with respect to passenger composition, cargo volume and aircraft movements includes results of AAP and ECOGAL. Revenue and expense information on a per segment basis for Ecuador includes the results of TAGSA, but does not include the results of ECOGAL.

Factor Affecting Comparability—The Brazilian Consolidation

We accounted for the assets, liabilities and results of operations of ICASGA and Inframerica using the equity method until December 11, 2015, and December 30, 2015, which are the dates on which we obtained control of each company, respectively. As from such dates, we consolidated ICASGA’s and Inframerica’s assets, liabilities and results of operations with our own. Accordingly, our results of operations for the year ended December 31, 2015 are not comparable to our results of operations for the years ended December 31, 2017 and 2016.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. During the years ended December 31, 2017, 2016 and 2015, approximately 53.9%, 52.8% and 53.8%, respectively, of the passengers were domestic passengers, approximately 35.1%, 34.2% and 32.2%, respectively, of our passengers were international passengers, and approximately 11.0%, 13.0% and 13.9%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
	2017	% change against prior year	2016	% change against prior year	2015
Domestic Passengers (in millions)	41.3	8.9%	37.9	(0.9)%	38.2
International Passengers (in millions)	26.9	9.4%	24.6	7.4%	22.9
Transit passengers (in millions)	8.4	(9.6)%	9.3	(6.0)%	9.9
Total passengers (in millions)	76.6	6.7%	71.8	1.1%	71.0
Cargo volumes (in thousands of tons)	389.8	8.1%	360.6	2.6%	351.4
Total aircraft movements (in thousands)	851.3	1.8%	836.4	(4.0)%	871.1

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31,
	2017	% of Total	2016	% of Total	2015	% of Total
Argentina
Domestic Passengers (in millions)	22.4	54.3%	19.2	50.7%	19.0	49.6%
International Passengers (in millions)	13.6	50.6%	12.2	49.5%	11.4	49.6%
Transit passengers (in millions)	1.2	14.3%	1.2	12.7%	0.3	3.5%
Total passengers (in millions)	37.3	48.6%	32.6	45.4%	30.7	43.2%
Cargo volume (in thousands of tons)	232.0	59.5%	210.8	58.5%	202.6	57.7%
Aircraft movements (in thousands)	425.9	50.0%	393.1	47.0%	396.5	45.5%
Italy
Domestic Passengers (in millions)	1.8	4.4%	1.8	4.7%	1.9	4.8%
International Passengers (in millions)	6.1	22.5%	5.7	23.2%	5.4	23.4%
Transit passengers (in millions)	0.0	0.0%	0.0	0.0%	-	0.0%
Total passengers (in millions)	7.9	10.3%	7.5	10.5%	7.2	10.2%
Cargo volume (in thousands of tons)	10.8	2.8%	10.5	2.9%	8.9	2.5%
Aircraft movements (in thousands)	77.4	9.1%	76.2	9.1%	73.8	8.5%
Brazil(1)
Domestic Passengers (in millions)	11.7	28.4%	11.6	30.7%	12.3	32.2%
International Passengers (in millions)	0.5	2.0%	0.7	2.9%	0.8	3.5%
Transit passengers (in millions)	7.1	84.7%	8.0	86.0%	9.4	95.4%
Total passengers (in millions)	19.4	25.3%	20.4	28.3%	22.5	31.7%
Cargo volume (in thousands of tons)	54.5	14.0%	48.7	13.5%	50.4	14.3%
Aircraft movements (in thousands)	185.2	21.8%	198.8	23.8	230.6	26.5%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	0.0	0.0%	0.0	0.0%
International Passengers (in millions)	2.3	8.4%	2.0	8.2%	1.8	8.0%
Transit passengers (in millions)	0.0	0.2%	0.0	0.2%	0.0	0.1%
Total passengers (in millions)	2.3	3.0%	2.0	2.8%	1.8	2.6%
Cargo volume (in thousands of tons)	28.2	7.2%	29.0	8.0%	30.9	8.8%
Aircraft movements (in thousands)	33.6	4.0%	32.4	3.9%	31.8	3.6%
Armenia
Domestic Passengers (in millions)	0.0	0.0%	0.0	0.0%	0.0	0.0%
International Passengers (in millions)	2.6	9.5%	2.1	8.6%	1.9	8.4%
Transit passengers (in millions)	—	0.0%	—	0.0%	—	0.0%
Total passengers (in millions)	2.6	3.3%	2.1	2.9%	1.9	2.7%
Cargo volume (in thousands of tons)	22.2	5.7%	17.2	4.8%	10.0	2.9%
Aircraft movements (in thousands)	22.0	2.6%	18.7	2.2%	18.0	2.1%
Ecuador(2)
Domestic Passengers (in millions)	2.2	5.3%	2.3	5.9%	2.4	6.2%
International Passengers (in millions)	1.9	6.9%	1.8	7.5%	1.6	7.1%
Transit passengers (in millions)	0.1	0.8%	0.1	1.1%	0.1	1.0%
Total passengers (in millions)	4.1	5.4%	4.2	5.9%	4.1	5.8%
Cargo volume (in thousands of tons)	37.1	9.5%	39.3	10.9%	43.2	12.3%
Aircraft movements (in thousands)	78.2	9.2%	87.6	10.5%	90.9	10.4%
Peru(3)
Domestic Passengers (in millions)	3.1	7.5%	3.0	7.9%	2.7	7.1%
International Passengers (in millions)	0.0	0.0%	0.0	0.0%	—	0.0%
Transit passengers (in millions)	—	0.0%	—	0.0%	—	0.0%
Total passengers (in millions)	3.1	4.0%	3.0	4.2%	2.7	3.9%
Cargo volume (in thousands of tons)	5.0	1.3%	5.0	1.4%	5.2	1.5%
Aircraft movements (in thousands)	29.0	3.4%	29.6	3.5%	29.4	3.4%

(1)	We have included in this table ICAB’s and ICASGA’s operational data for 2015, including prior to the Brazilian Consolidation.

(2)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.

(3)	We have included AAP’s operational data, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: aeronautical revenue, commercial revenue, construction service revenue and other revenue. Our consolidated revenue does not include revenue of our AAP (AAP Airports) or ECOGAL (Galapagos Airport) operations for the years ended December 31, 2017, 2016 and 2015, as they were accounted for under the equity method. In addition, with respect to the year ended December 31, 2015, our consolidated revenue does not include revenues of Inframerica and ICASGA generated prior to December 11, 2015, and December 30, 2015, respectively, as they were accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2017, 2016 and 2015 is summarized below:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue

Aeronautical revenue	767.0	48.7%	673.5	49.3%	543.2	45.8%
Non-aeronautical Revenue
Commercial revenue	555.5	35.3%	522.2	38.2%	459.7	38.7%
Construction service revenue	250.1	15.9%	165.1	12.1%	178.4	15.0%
Other Revenue	2.5	0.2%	5.6	0.4%	5.7	0.5%
Total consolidated revenue	1,575.2	100.0%	1,366.3	100.0%	1,187.1	100.0%

Aeronautical Revenue

Aeronautical revenue is derived from the use of our airport facilities by aircrafts and passengers.

Our concession agreements establish or otherwise regulate the rates that we may charge to aircraft operators and passengers for aeronautical services. We charge each departing passenger a fee for the use of our airports which varies depending upon whether the passenger’s flight is an international, regional or domestic flight, and whether the passenger is in transit. Some of our concession agreements also allow us to charge additional fees to passengers for services such as security and reduced mobility assistance, among others. We charge our aeronautical customers fees for aircraft landing and parking, which depend on whether the flight is international or domestic, the maximum take-off weight of the aircraft, the time slot and take-off time, among other factors. International fees are generally higher than domestic or transit fees.

The following table sets forth our aeronautical revenue as well as the percentage of aeronautical revenue represented by each category of aeronautical revenue for the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$	% of Total Revenue
Passenger use fees	586.4	76.5%	514.2	76.4%	404.4	74.4%
Aircraft fees	133.7	17.4%	117.2	17.4%	96.4	17.8%
Other	47.0	6.1%	42.1	6.2%	42.4	7.8%
Total aeronautical revenue	767.0	100.0%	673.5	100.0%	543.2	100.0%

Non-Aeronautical Revenue

Our Non-Aeronautical Revenue is comprised of commercial revenue, construction service revenue and other revenue.

Commercial Revenue

The majority of our commercial revenue is derived from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

The following table sets forth our commercial revenue as well as the percentage of commercial revenue represented by each category of commercial revenue for the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$	% of Total Revenue
Warehouse use fees	190.9	34.4%	187.6	35.9%	166.8	36.3%
Duty free shops	68.1	12.3%	64.2	12.3%	72.3	15.7%
Rental of Space (including hangars)	35.5	6.4%	38.3	7.3%	26.5	5.8%
Parking Facilities	43.3	7.8%	37.1	7.1%	37.3	8.1%
Fuel	40.9	7.4%	32.1	6.2%	29.2	6.4%
Food and beverage services	26.4	4.8%	26.2	5.0%	13.8	3.0%
Advertising	23.1	4.2%	21.7	4.1%	17.4	3.8%
Services and retail stores	18.7	3.4%	18.2	3.5%	11.3	2.4%
Catering	16.5	3.0%	14.7	2.8%	14.7	3.2%
VIP Lounge	21.4	3.9%	14.1	2.7%	9.5	2.1%
Walkway Services	9.6	1.7%	10.5	2.0%	10.4	2.3%
Other	61.2	11.0%	57.4	11.0%	50.4	11.0%
Total commercial revenue	555.5	100.0%	522.2	100.0%	459.7	100.0%

Construction Service Revenue

We treat our investments related to improvements and upgrades to be performed in connection with our concession agreements under the intangible asset model established by IFRIC 12. As a result, we define all expenditures associated with investments required by the concession agreements as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the concession agreements is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations, we could be subject to sanctions and our concessions could be revoked.

Therefore, we recognize revenue and the associated costs of improvements to concession assets in relation with the concessions’ obligations to perform improvements as established in the respective concession agreements. Revenue represents the value of the exchange between ourselves and the respective governmental authorities with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the respective concession agreements, and in exchange, the governmental authorities grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, we contract third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%. The amounts paid are set at market value.

Other Revenue

Other revenue includes revenue that is not otherwise classified as aeronautical revenue, commercial revenue or construction service revenue.

Our Revenue by Segment

Set forth below is a summary of the revenue for each of our reportable segments:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$	% of Total Revenue
Argentina	998.6	63.4%	840.9	61.5%	783.9	66.0%
Italy	154.5	9.8%	141.3	10.3%	152.7	12.9%
Brazil	128.8	8.2%	127.0	9.3%	0.8	0.1%
Uruguay	110.0	7.0%	97.8	7.2%	93.1	7.8%
Armenia	94.5	6.0%	73.2	5.4%	74.7	6.3%
Ecuador(1)	85.3	5.4%	85.3	6.2%	79.0	6.7%
Unallocated	3.4	0.2%	0.8	0.1%	2.9	0.2%
Total consolidated revenue(1)(2)	1,575.2	100.0%	1,366.3	100.0%	1,187.1	100.0%

(1)	We account for the results of operations of ECOGAL using the equity method.
(2)	We account for the result of operations of AAP using the equity method.

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, other operating expenses and income tax expense. Other expenses consist of impairment loss and other operating expenses.

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Total Expenses	(in millions of U.S.$	% of Total Expenses	(in millions of U.S.$	% of Total Expenses
Cost of services	1,030.0	65.3%	859.1	62.2%	759.2	64.7%
Selling, general and administrative expenses	194.2	12.3%	170.9	12.4%	167.2	14.2%
Financial loss	302.0	19.1%	273.0	19.8%	199.8	17.0%
Other expense	4.8	0.3%	21.5	1.6%	2.7	0.2%
Income tax expense	46.9	3.0%	56.4	4.1%	45.0	3.8%
Total expenses	1,578.0	100.0%	1,380.8	100.0%	1,173.8	100.0%

Cost of Services

Our cost of services is composed primarily of salaries and social security contributions, construction service cost, maintenance, airport concession fees, the amortization of intangible assets, service fees, cost of fuel, royalties, fees and easements, airport operation costs and other miscellaneous items. The following table sets forth our cost of services, as well as the percentage of cost of services in relation to total cost of services for the periods indicated:

	For the year ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Cost of services	(in millions of U.S.$	% of Cost of services	(in millions of U.S.$	% of Cost of services
Salaries and social security contributions	210.8	20.5%	184.6	21.5%	165.8	21.8%
Concession fees	191.9	18.6%	176.5	20.5%	133.8	17.6%
Construction service cost	248.6	24.1%	163.7	19.1%	177.0	23.3%
Maintenance expenses	145.8	14.2%	126.9	14.8%	125.8	16.6%
Amortization and depreciation	100.7	9.8%	89.5	10.4%	64.8	8.5%
Services and fees	54.5	5.3%	49.0	5.7%	42.5	5.6%
Cost of fuel	27.8	2.7%	19.5	2.3%	21.3	2.8%
Taxes	19.5	1.9%	17.5	2.0%	2.7	0.4%
Office expenses	17.3	1.7%	15.9	1.8%	9.8	1.3%
Provision for maintenance cost	2.3	0.2%	4.7	0.5%	5.4	0.7%
Others	10.8	1.0%	11.1	1.3%	10.3	1.4%
Total cost of services	1,030.0	100.0%	859.1	100.0%	759.2	100.0%

Selling, General and Administrative Expenses from Continuing Operations

Our selling, general and administrative expenses consist primarily of taxes, salaries and social contributions, amortization and depreciation, utility services, office expenses, repair and replacement provisions, maintenance costs, advertising expenses, insurance costs, aircraft charter service costs, costs related to security, healthcare and firefighters, bad debt charges and other miscellaneous items.

The following table sets forth our selling, general and administrative expenses, as well as the percentage of selling, general and administrative expenses in relation to total selling, general and administrative expenses for the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of total SG&A	(in millions of U.S.$	% of total SG&A	(in millions of U.S.$	% of total SG&A
Taxes	54.9	28.3%	50.9	29.8%	43.2	25.8%
Salaries and social security contributions	35.8	18.4%	34.8	20.4%	31.5	18.8%
Services and fees	58.5	30.1%	48.1	28.1%	52.5	31.4%

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of total SG&A	(in millions of U.S.$	% of total SG&A	(in millions of U.S.$	% of total SG&A
Office expenses	11.6	6.0%	10.0	5.9%	10.4	6.2%
Amortization and depreciation	7.6	3.9%	7.2	4.2%	7.5	4.5%
Maintenance expenses	4.2	2.2%	5.1	3.0%	5.9	3.5%
Advertising	3.0	1.6%	2.2	1.3%	3.2	1.9%
Insurances	2.3	1.2%	1.4	0.8%	0.5	0.3%
Charter services	0.8	0.4%	1.2	0.7%	2.3	1.4%
Bad debts recovery	(0.3)	(0.1)%	(2.2)	(1.3)%	—	—
Bad debts	7.7	4.0%	2.0	1.2%	2.6	1.6%
Others	8.0	4.1%	10.2	6.0%	7.6	4.5%
Total selling, general and administrative expenses	194.2	100.0%	170.9	100.0%	167.2	100.0%

Financial Loss from Continuing Operations

Our financial loss consists primarily of interest expense, net foreign exchange loss, adjustments with respect to our Brazilian operations and other expenses. The following table sets forth our financial income and our financial loss for the periods indicated:

	For the Year Ended December 31,
	2017	2016	2015
Interest expenses	115.2	118.2	69.2
Foreign exchange transaction expenses	82.3	44.9	125.2
Changes in liability for Brazilian Concessions(1)	98.1	107.4	2.0
Other	6.4	2.4	3.3
Financial loss	302.0	273.0	199.8

(1)	Refers to changes in the liabilities due to passage of time and the contractual adjustment for variations in the Brazilian consumer price index of the fixed commitment under the ICAB Concession Agreement as set forth in Note 9 to our Audited Consolidated Financial Statements. We expect this adjustment to occur in a similar magnitude in the next few years.

Our Expenses by Segment

Set forth below is a summary of our expenses from continuing operations by segment:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Total Expenses(1)	(in millions of U.S.$	% of Total Expenses(1)	(in millions of U.S.$	% of Total Expenses(1)
Argentina	736.1	59.9%	586.4	56.7%	588.0	63.3%
Italy	135.1	11.0%	123.5	11.9%	138.5	14.9%
Brazil	132.1	10.8%	123.3	11.9%	0.9	0.1%
Uruguay	66.5	5.4%	56.3	5.4%	55.1	5.9%

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$	% of Total Expenses(1)	(in millions of U.S.$	% of Total Expenses(1)	(in millions of U.S.$	% of Total Expenses(1)
Armenia	65.0	5.3%	56.5	5.5%	61.0	6.6%
Ecuador	63.9	5.2%	62.1	6.0%	63.2	6.8%
Unallocated	30.3	2.5%	26.7	2.6%	22.3	2.4%
Total segment expenses	1,229.0	100.0%	1,034.8	100.0%	929.0	100.0%

(1)	Excludes income tax, financial loss, depreciation and amortization.

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% Change against prior year	(in millions of U.S.$)
Aeronautical revenue	767.0	13.9%	673.5	24.0%	543.2
Non-aeronautical Revenue
Commercial revenue	555.5	6.4%	522.2	13.6%	459.7
Construction service revenue	250.1	51.5%	165.1	(7.5%)	178.4
Other Revenue	2.5	(54.8)%	5.6	(2.8)%	5.7
Total consolidated revenue	1,575.2	15.3%	1,366.3	15.1%	1,187.1

	For the Year Ended December 31,
	2017		2016		2015
	(in millions of U.S.$)	% change against prior year	(in millions of U.S.$)	% change against prior year	(in millions of U.S.$)
Cost of Services
Concession fees	191.9	8.7%	176.5	31.9%	133.8
Amortization and depreciation	100.7	12.4%	89.5	38.2%	64.8
Cost of fuel	27.8	43.0%	19.5	(8.8)%	21.3
Salaries and social security contributions	210.8	14.2%	184.6	11.4%	165.8
Taxes	19.5	11.2%	17.5	547.1%	2.7
Maintenance expenses	145.8	14.9%	126.9	0.9%	125.8
Construction service costs	248.6	51.8%	163.7	(7.5)%	177.0
Services and fees	54.5	11.1%	49.0	15.7%	42.5
Provision for maintenance cost	2.3	(50.5)%	4.7	(13.2)%	5.4
Office expense	17.3	8.6%	15.9	62.8%	9.8
Others	10.8	(2.9)%	11.1	8.8%	10.3
Total Cost of Services	1,030.0	19.9%	859.1	13.3%	759.2

Salaries and Social Security contributions	35.8	2.8%	34.8	10.5%	31.5
Amortization and depreciation	7.6	6.9%	7.2	(4.3)%	7.5
Services and fees	58.5	21.6%	48.1	(8.3)%	52.5
Taxes	54.9	7.8%	50.9	17.9%	43.2
Maintenance expenses	4.2	(17.6)%	5.1	(13.4)%	5.9
Advertising	3.0	36.6%	2.2	(31.4)%	3.2
Office expenses	11.6	16.6%	10.0	(3.7)%	10.4
Insurances	2.3	63.8%	1.4	170.2%	0.5
Charter service	0.8	(28.6)%	1.2	(50.3)%	2.3
Bad debts recovery	(0.3)	(88.1)%	(2.2)	N/A	—
Bad debts	7.7	288.2%	2.0	(23.2)%	2.6
Others	8.0	(22.4)%	10.2	34.1%	7.6
Total selling, general and administrative expenses	194.2	13.7%	170.9	2.2%	167.2
Reversal of previous impairment/(impairment loss)	3.1	(118.4)%	(16.6)	N/A	—
Other operating income	20.0	17.8%	16.9	11.5%	15.6
Other operating expense	(4.8)	(1.3)%	(4.9)	94.9%	(2.7)
Operating income	369.1	11.3%	331.8	21.3%	273.6
Share of loss in associates	(15.8)	1,113.0%	(1.3)	(98.1)%	(69.3)
Income before financial results and income tax	353.3	6.9%	330.5	61.8%	204.3
Financial income	62.6	66.7%	37.5	(19.8)%	46.8
Financial loss	(302.0)	10.7%	(273.0)	36.6%	(199.8)
Income before income tax expense	113.8	19.7%	95.1	85.7%	51.3
Income tax expense	(46.9)	(16.7)%	(56.4)	25.3%	(45.0)
Income (loss) for continuing operations	66.9	72.8%	38.7	516.3%	6.3
Discontinued operations
Income (loss) from discontinued operations	—	(100.0)%	(9.5)	(108.4)%	109.0
Net income	66.9	128.8%	29.2	(75.2)%	115.3
Attributable to Owners of the parent	63.5	88.1%	33.8	(68.0)%	105.5
Non-controlling interest	3.4	175.2%	(4.5)	(146.1)%	9.8

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments and our intersegments adjustments:

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Aeronautical revenue	429.5	366.1	309.9
Non-aeronautical Revenue
Commercial revenue	338.1	320.8	323.0
Construction service revenue	231.0	153.9	151.0
Other revenue	(0.0)	—	—
Total revenue	998.6	840.9	783.9
Italy
Aeronautical revenue	106.5	99.2	96.5
Non-aeronautical Revenue
Commercial revenue	31.8	29.5	29.0
Construction service revenue	13.8	8.0	21.4
Other revenue	2.3	4.7	5.7
Total revenue	154.5	141.3	152.7
Brazil
Aeronautical revenue	66.1	60.6	0.4
Non-aeronautical Revenue
Commercial revenue	62.6	65.6	0.4
Construction service revenue	—	—	—
Other revenue	0.1	0.9	—
Total revenue	128.8	127.0	0.8
Uruguay
Aeronautical revenue	56.3	47.7	43.5
Non-aeronautical Revenue
Commercial revenue	51.0	47.2	47.0
Construction service revenue	2.7	2.9	2.6
Other revenue	0.1	—	—
Total revenue	110.0	97.8	93.1
Ecuador
Aeronautical revenue	62.6	61.9	57.3
Non-aeronautical revenue
Commercial revenue	22.7	23.4	21.8
Construction service revenue	—	—	—
Other revenue	—	—	—
Total revenue	85.3	85.3	79.0
Armenia
Aeronautical revenue	46.0	38.1	35.6
Non-aeronautical Revenue
Commercial revenue	45.9	34.9	35.7
Construction service revenue	2.6	0.2	3.4
Other revenue	0.0	—	—
Total revenue	94.5	73.2	74.7
Unallocated
Aeronautical revenue	—	0.0	—
Non-aeronautical Revenue
Commercial revenue	3.4	0.8	2.9
Construction service revenue	—	—	—
Other revenue	0.0	—	—

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Total revenue	3.4	0.8	2.9
Total consolidated revenue for all segments	1,575.2	1,366.3	1,187.1

Expense Classification by Segment

Set forth below is a table of our total expenses (other than impairment loss, depreciation and amortization and share in loss in associates) from continuing operations, including a summary of costs of services and selling, general and administrative expenses, other expenses for each of our segments and of our intersegments adjustments:

	For the Year Ended December 31,
	2017	2016	2015
Argentina
Cost of Services	637.9	500.1	499.4
Selling, General and Administrative Expenses	96.9	85.1	88.0
Other operating expenses	1.3	1.3	0.6
Total Expenses	736.1	586.4	588.0
Italy
Cost of Services	104.3	96.3	111.2
Selling, General and Administrative Expenses	30.8	27.2	27.2
Other operating expenses	—	—	—
Total Expenses	135.1	123.5	138.5
Brazil
Cost of Services	116.2	110.0	0.9
Selling, General and Administrative Expenses	14.4	12.6	—
Other operating expenses	1.6	0.6	—
Total Expenses	132.1	123.3	0.9
Uruguay
Cost of Services	54.2	46.7	43.6
Selling, General and Administrative Expenses	11.3	9.3	11.3
Other operating expenses	1.0	0.3	0.2
Total Expenses	66.5	56.3	55.1
Ecuador
Cost of Services	50.2	49.1	46.8
Selling, General and Administrative Expenses	13.6	13.6	14.6
Other operating expenses	0.1	(0.6)	1.9
Total Expenses	63.9	62.1	63.2
Armenia
Cost of Services	52.9	43.0	49.8
Selling, General and Administrative Expenses	11.3	11.3	10.3
Other operating expenses	0.8	2.3	1.0
Total Expenses	65.0	56.5	61.0
Unallocated
Cost of Services	14.3	14.0	7.4
Selling, General and Administrative Expenses	16.0	11.7	15.8

	For the Year Ended December 31,
	2017	2016	2015
Other operating expenses	0.0	1.0	(0.9)
Total Expenses	30.3	26.7	22.3

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

Revenue from Continuing Operations

Our revenue was U.S.$1,575.2 million for the year ended December 31, 2017, a 15.3% increase from U.S.$1,366.3 million for the year ended December 31, 2016. This increase in revenue of U.S.$208.8 million was principally due to the increase of U.S.$157.8 million in revenue from our operations in Argentina, an increase of U.S.$21.2 million in revenue from our operations in Armenia and an increase of U.S.$13.2 million in revenue from our operations in Italy.

Aeronautical revenue was U.S.$767.0 million for the year ended December 31, 2017, a 13.9% increase from U.S.$673.5 million for the year ended December 31, 2016. The increase in aeronautical revenue of U.S.$93.5 million was principally due to an increase of U.S.$63.4 million in Argentina, an increase of U.S.$7.4 million in Italy and an increase of U.S.$7.9 million in Armenia, in each case, as a reults of an increase in passenger traffic.

Commercial revenue was U.S.$555.5 million for the year ended December 31, 2017, a 6.4% increase from U.S.$522.2 million for the year ended December 31, 2016. The increase in commercial revenue of U.S.$33.3 million was principally due to an increase of U.S.$17.4 million in Argentina and an increase of U.S.$11.0 million in Armenia, in each case, as a result of the increase in passenger traffic.

Construction service revenue was U.S.$250.1 million for the year ended December 31, 2017, a 51.5% increase from the U.S.$165.1 million for the year ended December 31, 2016. The increase in construction service revenue of U.S.$85.0 million was principally due to an increase of U.S.$77.1 million in Argentina as a result of the increase in capital expenditures primarily derived from the remodeling of Hall B and the runway at the Ezeiza Airport, finalizing a new parking lot at Aeroparque Airport and the runway extension at the Tucuman Airport.

Other revenue was U.S.$2.5 million for the year ended December 31, 2017, a 54.8% decrease from the U.S.$5.6 million for the year ended December 31, 2016.

The sum of the revenues reported for each of our segments equals the total amount of consolidated revenues as per the statement of income.

Argentina

Revenue from our Argentina segment was U.S.$998.6 million for the year ended December 31, 2017, a 18.8% or U.S.$157.8 million increase as compared to U.S.$840.9 million for the year ended December 31, 2016. This increase in revenues was mainly derived from a U.S.$63.4 million increase in aeronautical revenue, and a U.S.$17.4 million increase in commercial revenue, in both cases due to an increase in passenger traffic. Additionally, construction service revenue increased U.S.$77.1 million from U.S.$153.9 million for year ended December 31, 2016 to U.S.$231.0 million for the year ended December 31, 2017, as a result of the increase in capital expenditures.

Italy

Revenue from our Italy segment was U.S.$154.5 million for the year ended December 31, 2017, a 9.3% or U.S.$13.2 million increase as compared to U.S.$141.3 million for the year ended December 31, 2016. This increase in revenue was mainly derived from a U.S.$7.4 million increase in aeronautical revenue due to an increase in passenger traffic, and a U.S.$5.8 million increase in construction services revenue as a consequence of the increase in capital expenditure.

Brazil

Revenue from our Brazil segment was U.S.$128.8 million for the year ended December 31, 2017, a 1.4% or U.S.$1.8 million increase as compared to U.S.$127.0 million for the year ended December 31, 2016.

Uruguay

Revenue from our Uruguay segment was U.S.$110.0 million for the year ended December 31, 2017, a 12.5% or U.S.$12.2 million increase as compared to U.S.$97.8 million for the year ended December 31, 2016. This increase is mainly due to an increase in passenger traffic.

Ecuador

Revenue from our Ecuador segment was U.S.$85.3 million for the year ended December 31, 2017 and 2016.

Armenia

Revenue from our Armenia segment was U.S.$94.5 million for the year ended December 31, 2017, a 29.0 % or U.S.$21.2 million increase as compared to U.S.$73.2 million for the year ended December 31, 2016. This increase in revenue was mainly derived from a U.S.$7.9 million increase in aeronautical revenue, and a U.S.$11.0 million increase in commercial revenue, in both cases due to an increase in passenger traffic.

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2017 and 2016.

Cost of Services from Continuing Operations

Cost of services increased 19.9% to U.S.$1,030.0 million for the year ended December 31, 2017 compared to U.S.$ 859.1 million for the year ended December 31, 2016. This increase in cost of services of U.S.$170.9 million was primarily due to increase in Argentina and Brazil.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$ 637.9 million for the year ended December 31, 2017, a 27.6% or U.S.$137.8 million increase as compared to U.S.$500.1 million for the year ended December 31, 2016. This increase in cost of services was primarily due to an increase in concession fees paid under the concession as a result of an increase in passenger traffic, the cost of work under construction contracts and the greater impact of inflation as compared to devaluation.

Depreciation and amortization included in cost of services was U.S.$31.7 million for the year ended December 31, 2017, a 41.4% or U.S.$9.3 million increase from U.S.$ 22.4 million for the year ended December 31, 2016. Such increase was primarily due to the increase of intangible assets.

Italy

Cost of services from our Italy segment was U.S.$104.3 million for the year ended December 31, 2017, a 8.3% or U.S.$8.0 million increase as compared to U.S.$ 96.3 million for the year ended December 31,2016. This increase in cost of services was mainly due to an increase in cost of work under construction contracts.

Depreciation and amortization included in cost of services was U.S.$6.8 million for the year ended December 31, 2017 a 15.4% or U.S.$0.9 million increase from U.S.$5.9 million for the year ended December 31, 2016.

Brazil

Cost of services from our Brazil segment was U.S.$116.2 million for the year ended December 31, 2017, a 5.6% or U.S.$6.2 million increase as compared U.S.$110.0 million for the year ended December 31, 2016. This increase was primarily due to the appreciation of the real against the dollar.

Depreciation and amortization included in cost of services was U.S.$17.0 million for the year ended December 31, 2017, a 1.8% or U.S.$0.3 million increase from U.S.$16.7 million for the year ended December 31, 2016.

Uruguay

Cost of services from our Uruguay segment was U.S.$54.2 million for the year ended December 31, 2016, a 16.2% or U.S.$7.6 million increase as compared to U.S.$46.7 million for the year ended December 31, 2016. This increase in cost of services was mainly due to the increase in concession fees due to the increase in passenger traffic and due to the variation of exchange rate against the inflation.

Depreciation and amortization included in cost of services was U.S.$12.5 million for the year ended December 31, 2017, a 6.7% or U.S.$0.8 million increase from U.S.$11.7 million for the year ended December 31, 2016.

Ecuador

Cost of services from our Ecuador segment was U.S.$50.2 million for the year ended December 31, 2017, a 2.4% or U.S.$1.2 million increase as compared U.S.$49.1 million for the year ended December 31, 2016. This increase in cost of services was mainly due to an increase in maintenance expenses.

Depreciation and amortization included in cost of services was U.S.$7.0 million for the year ended December 31, 2017, a 4.6% or U.S.$0.3 million decrease from U.S.$7.3 million for the year ended December 31, 2016.

Armenia

Cost of services from our Armenia segment was U.S.$52.9 million for the year ended December 31, 2017, a 23.1% or U.S.$9.9 million increase as compared to U.S.$43.0 million for the year ended December 31, 2016. This increase in cost of services was mainly due to an increase in cost of fuel and the increase in cost of work under the construction contract.

Depreciation and amortization included in cost of services was U.S.$11.4 million for the year ended December 31, 2017 and for the year ended December 31, 2016.

Unallocated

Cost of services from our unallocated segment only contain the depreciation and amortization which have increased 2.3% or U.S.$0.3 million from U.S.$14.0 million for the year ended December 31, 2016 to U.S.$14.3 million for the year ended December 31, 2017.

Gross Profit from Continuing Operations

Based on the above mentioned our gross profit increased by 7.5% to U.S.$545.2 million for the year ended December 31, 2017 compared to U.S.$507.3 million for the year ended December 31, 2016.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses increased 13.7% to U.S.$194.2 million for the year ended December 31, 2017 compared to U.S.$170.9 million for the year ended December 31, 2016. This increase of U.S.$23.3 million was primarily due to an increase of U.S.$11.8 million in Argentina and an increase of U.S.$4.2 million in unallocated companies.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$96.9 million for the year ended December 31, 2017, a 13.9% or U.S.$11.8 million increase as compared to U.S.$85.1 million for the year ended December 31, 2016. This increase in selling, general and administrative expenses was primarily due to the increase in taxes derived from the increase in revenue and the increase in loss from bad debts.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.4 million for the year ended December 31, 2017, an increase of 13.9% or approximately U.S.$0.1 million from U.S.$0.3 million for the year ended December 31, 2016.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$30.8 million for the year ended December 31, 2017, a 13.2% or U.S.$3.6 million increase as compared to U.S.$27.2 million for the year ended December 31, 2016. This increase resulted from an increase fees derived from an increase in marketing support costs for traffic development.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$3.5 million for the year ended December 31, 2017, a decrease of 2.4% or U.S.$0.1 million from U.S.$3.6 million for the year ended December 31, 2016.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$14.4 million for the year ended December 31, 2017, a 13.6% or U.S.$1.7 million increase as compared to U.S.$12.6 million for the year ended December 31, 2016. This increase resulted from the appreciation of the real against the dollar.

There was no depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2017 or December 31, 2016.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$11.3 million for the year ended December 31, 2017, a 21.4% or U.S.$2.0 million increase as compared to U.S.$9.3 million for the year ended December 31, 2016. This increase is mainly due to the decrease in bad debt recovery.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.6 million for the year ended December 31, 2017, a decrease of 18.7% or U.S.$0.1 million from U.S.$0.5 million for the year ended December 31, 2016.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$13.6 million for the year ended December 31, 2016, a 0.2% increase as compared to U.S.$13.6 million for the year ended December 31, 2016.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.4 million for the year ended December 31, 2017, an increase of 100% or U.S.$0.4 million from U.S.$0.0 for the year ended December 31, 2016.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$11.3 million for the year ended December 31, 2017, which a slight decrease of 0.4% compared to U.S.$11.3 million for the year ended December 31, 2016.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.1 million for the year ended December 31, 2017, an increase of U.S.$0.1 million from the year ended December 31, 2016.

Unallocated

Unallocated selling, general and administrative expenses increased 36.1% from U.S.$11.7 million for the year ended December 31, 2016 to U.S.$16.0 million for the year ended December 31, 2017, mainly due to the increase in services and fees derived from CAAP’s initial public offering.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$2.7 million for the year ended December 31, 2017, a decrease of 0.8% or approximately U.S.$0.1 from U.S.$2.8 million for the year ended December 31, 2016.

Impairment Loss from Continuing Operations

In the year ended December 31, 2017, we recorded an impairment gain of U.S.$3.1 million as a reversal of the impairment loss related to the value of the Natal Concession Agreement. In the year ended December 31, 2016, we recorded an impairment loss of U.S.$16.6 million in Brazil as a result of the write down of the value of the Natal Concession Agreement. See also Note 12 to our Audited Consolidated Financial Statements.

Other Operating Income from Continuing Operations

Our operating income increased by 17.8% to U.S.$20.0 million for the year ended December 31, 2017 compared to U.S.$16.9 million for the year ended December 31, 2016. The increase of U.S.$3.0 million was primarily due to an increase in other operating income in Argentina for which a significant portion is attributable to the 2.5% of total revenue that is required to be allocated to a trust for investment commitments for the airports under the AA2000 Concession Agreement. See “—The AA2000 Concession Agreement—Specific Allocation of Revenue,”

Other Operating Expenses from Continuing Operations

Other operating expenses decreased 1.3% to U.S.$4.8 million for the year ended December 31, 2017 compared to U.S.$4.9 million for the year ended December 31, 2016.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income increased by 11.3% to U.S.$369.1million for the year ended December 31, 2017, compared to U.S.$331.8 million for the year ended December 31, 2016.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies increased 1,113.0% to U.S.$15.8 million for the year ended December 31, 2017 compared to U.S.$1.3 million for the year ended December 31, 2016. The increase of U.S.$14.5 million was primarily due to (i) an equity impairment in Peru of U.S.$5.9 million after the notification from the Government of Peru of unilateral termination of the concession for the construction and operation of the Cusco Airport in Peru (the “Kuntur Wasi Concession Agreement”), and (ii) a loss of U.S.$9.3 million derived from the equity investment of Aeropuertos Andinos del Peru S.A.

Adjusted Segment EBITDA

We evaluate the performance of each of our segments based on Adjusted Segment EBITDA which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA.”

Therefore, each segment’s Adjusted EBITDA measure equals the segment’s operating income plus the segment’s share of losses in associates plus the segment’s depreciation and amortization included in each segment’s cost of services and selling, general and administrative expenses, as further discussed in the respective sections above.

The sum of each segment’s Adjusted EBITDA equals the total consolidated Adjusted EBITDA. See “Presentation of Financial and Certain Other Information—Non-IFRS Information—Adjusted EBITDA.”

	For the Year Ended December 31,
	2017				2016
	(in millions of U.S.$	% of Total Adjusted EBITDA	Change against prior year in millions of U.S.$	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA
Argentina	315.2	68.3%	21.1	7.2%	294.1	68.8%
Italy	29.8	6.5%	2.5	9.1%	27.3	6.4%
Brazil	16.8	3.6%	13.0	336.5%	3.8	0.9%
Uruguay	55.2	12.0%	1.5	2.7%	53.7	12.6%
Armenia	41.2	8.9%	13.1	46.6%	28.1	6.6%
Ecuador	26.5	5.7%	(1.5)	(5.4)%	28.0	6.5%
Unallocated	(7.8)	(1.7)%	(0.3)	3.9%	(7.5)	(1.7)%
Peru	(15.3)	(3.3)%	(14.9)	3745.0%	(0.4)	(0.1)%
Total segment EBITDA	461.6	100.0%	34.4	8.1%	427.2	100.0%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax increased by 6.9% to U.S.$353.3 million for the year ended December 31, 2017, compared to U.S.$330.5 million for the year ended December 31, 2016.

Financial Income from Continuing Operations

Our financial income increased 66.7% to U.S.$62.6 million for the year ended December 31, 2017, compared to financial income of U.S.$37.5 million for the year ended December 31, 2016. This increase of U.S.$25.0 million in financial income was primarily due to an increase in interest income in Argentina as consequence of the investments made with bonds funds.

Financial Loss from Continuing Operations

Our financial loss increased by 10.7% to U.S.$302.0 million for the year ended December 31, 2017, compared to financial loss of U.S.$273.0 million for the year ended December 31, 2016. This increase of U.S.$29.1 million in financial loss was primarily due to a loss of U.S.$(32.0) million in Argentina derived from an increase in interest expenses as a consequence of the issuance of the new bonds in Argentina and the increase of the exchange rate of the U.S. dollar against the argentine peso.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax increased by 19.7% to U.S.$113.8 million for the year ended December 31, 2017, compared to U.S.$95.1 million for the year ended December 31, 2016.

Income Tax Expense from Continuing Operations

Income taxes were U.S.$46.9 million for the year ended December 31, 2017, a 16.7% decrease from the U.S.$56.4 million recorded for the year ended December 31, 2016. This U.S.$9.4 million decrease is primarily due to a decrease in income tax in Argentina.

Income from Continuing Operations

As a result of the foregoing factors, our income from continuing operations increased U.S.$28.2 million, or 72.8% to U.S.$66.9 million for the year ended December 31, 2017 compared to income from continuing operations of U.S.$38.7 million for the year ended December 31, 2016.

Net Income

Taking into account our income from continuing operations and our income (loss) from discontinued operations, our net income increased U.S.$37.7 million, or 128.8%, to U.S.$66.9 million for the year ended December 31, 2017 compared to income of U.S.$29.2 million for the year ended December 31, 2016.

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Revenue from Continuing Operations

Our revenue was U.S.$1,366.3 million for the year ended December 31, 2016, a 15.1% increase from the U.S.$1,187.1 million recorded for the year ended December 31, 2015. This increase in revenue of U.S.$179.2 million was principally due to the Brazilian Consolidation in 2016 which contributed U.S.$126.2 million. Excluding the impact of the Brazilian Consolidation, the increase in revenues amounted to U.S.$53.0 million, primarily attributable to an increase of U.S.$57.0 million in revenue from our operations in Argentina, which was partially offset by a decrease of U.S.$11.3 million in revenue from our operations in Italy, primarily attributable to the depreciation of the Euro against the U.S. Dollar.

Aeronautical revenue was U.S.$673.5 million for the year ended December 31, 2016, a 24.0% increase from the U.S.$543.2 million recorded for the year ended December 31, 2015. The increase in aeronautical revenue of U.S.$130.3 million was principally due to the Brazilian Consolidation in 2016, which contributed U.S.$60.1 million. Excluding the impact of the Brazilian Consolidation, the increase in aeronautical revenues amounted to U.S.$70.2 million, primarily attributable to an increase of U.S.$56.2 million of aeronautical revenue in Argentina. The increase in aeronautical revenue in Argentina was primarily due to increases in international passenger use fees under the AA2000 Concession Agreement, and to a lesser extent, an increase in passenger traffic. The devaluation of the Argentine peso in December 2015 had a negative impact on our aeronautical revenue as expressed in U.S. dollars for the year ended December 31, 2015.

Commercial revenue was U.S.$522.2 million for the year ended December 31, 2016, a 13.6% increase from the U.S.$459.7 million recorded for the year ended December 31, 2015. This increase of U.S.$62.5 million was principally due to the Brazilian Consolidation in 2016, which contributed U.S.$65.2 million of commercial revenue in 2016. Excluding the impact of the Brazilian Consolidation, there was a decrease in commercial revenues amounting to U.S.$2.7 million. Such decrease was primarily due to a slight decrease in commercial revenues in Argentina.

Construction service revenue was U.S.$165.1 million for the year ended December 31, 2016, a 7.5% decrease from the U.S.$178.4 million recorded for the year ended December 31, 2015. This decrease of U.S.$13.4 million was principally due to a lower amount of capital expenditures in the year ended December 31, 2016.

Other revenue was U.S.$5.6 million for the year ended December 31, 2016, a 2.8% decrease from the U.S.$5.7 million recorded for the year ended December 31, 2015.

The sum of the revenues reported for each of our segments equals the total amount of consolidated revenues as per the statement of income.

Argentina

Revenue from our Argentina segment was U.S.$840.9 million for the year ended December 31, 2016, a 7.3% or U.S.$57.0 million increase as compared to U.S.$783.9 million for the year ended December 31, 2015. This increase in revenues was mainly derived from a U.S.$56.2 million increase in aeronautical revenue from U.S.$309.9 million for the year ended December 31, 2015 to U.S.$366.1 million for the year ended December 31, 2016. Such increase was primarily due to increases in international passenger use fees and, to a lesser extent, an increase in passenger traffic. In addition, the devaluation of the Argentine peso against the U.S. dollar had a negative impact in our aeronautical revenue as expressed in U.S. dollars for the year ended December 31, 2015. Commercial and construction service revenue from our Argentina segment slightly varied year over year.

Italy

Revenue from our Italy segment was U.S.$141.3 million for the year ended December 31, 2016, a 7.4% or U.S.$11.3 million decrease as compared to U.S.$152.7 million for the year ended December 31, 2015. This decrease in revenue was mainly derived from a U.S.$13.4 million decrease in construction service revenue from U.S.$21.4 million for the year ended December 31, 2015 to U.S.$8.0 million for the year ended December 31, 2016. Such decrease was primarily due to lower capital expenditures.

Brazil

Revenue from our Brazil segment was U.S.$127.0 million for the year ended December 31, 2016, a U.S.$126.2 million increase as compared to U.S.$0.8 million for the year ended December 31, 2015. This increase is due to the Brazilian Consolidation in 2016 and thus is not comparable year over year.

Uruguay

Revenue from our Uruguay segment was U.S.$97.8 million for the year ended December 31, 2016, a 5.0% or U.S.$4.7 million increase as compared to U.S.$93.1 million for the year ended December 31, 2015. This increase in revenue was mainly derived from a U.S.$4.2 million increase in aeronautical revenue from U.S.$43.5 million for the year ended December 31, 2015 to U.S.$47.7 million for the year ended December 31, 2016. Such increase was primarily due to an increase in passenger traffic.

Ecuador

Revenue from our Ecuador segment was U.S.$85.3 million for the year ended December 31, 2016, an 8.0% or U.S.$6.3 million increase as compared to U.S.$79.0 million for the year ended December 31, 2015. This increase in revenue was mainly derived from a U.S.$4.6 million increase in aeronautical revenue from U.S.$57.3 million for the year ended December 31, 2015 to U.S.$61.9 million for the year ended December 31, 2016. Such increase was primarily due to an increase in passenger traffic.

Armenia

Revenue from our Armenia segment was U.S.$73.2 million for the year ended December 31, 2016, a 2.0% or U.S.$1.5 million decrease as compared to U.S.$74.7 million for the year ended December 31, 2015. This decrease in revenue was mainly derived from a U.S.$3.2 million decrease in construction service revenue from U.S.$3.4 million for the year ended December 31, 2015 to U.S.$0.2 million for the year ended December 31, 2016, due to less capital expenditures, offset by a U.S.$2.5 million increase in aeronautical revenue from U.S.$35.6 million for the year ended December 31, 2015 to U.S.$38.1 million for the year ended December 31, 2016.

Unallocated

Our unallocated revenue was composed of an insignificant amount of commercial revenue for the years ended December 31, 2016 and 2015.

Cost of Services from Continuing Operations

Cost of services increased 13.2% to U.S.$859.1 million for the year ended December 31, 2016 compared to U.S.$759.2 million for the year ended December 31, 2015. This increase in cost of services of U.S.$99.9 million was primarily due to the Brazilian Consolidation in 2016, which contributed U.S.$109.1 million. Excluding the impact of the Brazilian Consolidation, cost of services decreased by U.S.$9.2 million, primarily attributable to a decrease in cost of services in Italy of U.S.$14.9 million, mainly due to a decrease in construction service cost as a consequence of less capital expenditure.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$500.1 million for the year ended December 31, 2016, a slight 0.1% or U.S.$0.6 million increase as compared to U.S.$499.4 million for the year ended December 31, 2015.

Depreciation and amortization included in cost of services was U.S.$22.4 million for the year ended December 31, 2016, a 5.1% or U.S.$1.1 million increase from U.S.$21.4 million for the year ended December 31, 2015.

Italy

Cost of services from our Italy segment was U.S.$96.3 million for the year ended December 31, 2016, a 13.4% or U.S.$14.9 million decrease as compared to U.S.$111.2 million for the year ended December 31, 2015. This decrease in cost of services was mainly due to a decrease in construction service cost as a consequence of less capital expenditure.

Depreciation and amortization included in cost of services was U.S.$5.9 million for the year ended December 31, 2016, a 2.7% or U.S.$0.2 million increase from U.S.$5.8 million for the year ended December 31, 2015.

Brazil

Cost of services from our Brazil segment was U.S.$110.0 million for the year ended December 31, 2016, a U.S.$109.1 million increase as compared to U.S.$0.9 million for the year ended December 31, 2015. This increase is due to the Brazilian Consolidation in 2016 and thus is not comparable year over year.

Depreciation and amortization included in cost of services was U.S.$16.7 million for the year ended December 31, 2016, a 7.5% or U.S.$16.5 million increase from U.S.$0.2 million for the year ended December 31, 2015, resulting from the Brazilian Consolidation.

Uruguay

Cost of services from our Uruguay segment was U.S.$46.7 million for the year ended December 31, 2016, a 7.0% or U.S.$3.1 million increase as compared to U.S.$43.6 million for the year ended December 31, 2015. This increase in cost of services was mainly due to an increase in maintenance expenses.

Depreciation and amortization included in cost of services was U.S.$11.7 million for the year ended December 31, 2016, a 3.6% or U.S.$0.4 million increase from U.S.$11.3 million for the year ended December 31, 2015.

Ecuador

Cost of services from our Ecuador segment was U.S.$49.1 million for the year ended December 31, 2016, a 5.0% or U.S.$2.3 million increase as compared to U.S.$46.8 million for the year ended December 31, 2015. This increase in cost of services was mainly due to an increase in concession fees and salaries and social security contribution.

Depreciation and amortization included in cost of services was U.S.$7.3 million for the year ended December 31, 2016, which was the same amount of depreciation and amortization included in cost of services for the year ended December 31, 2015.

Armenia

Cost of services from our Armenia segment was U.S.$43.0 million for the year ended December 31, 2016, a 13.7% or U.S.$6.8 million decrease as compared to U.S.$49.8 million for the year ended December 31, 2015. This decrease in cost of services was mainly due to a decrease in maintenance expenses and cost of fuel.

Depreciation and amortization included in cost of services was U.S.$11.4 million for the year ended December 31, 2016, which was the same amount of depreciation and amortization included in cost of services for the year ended December 31, 2015.

Unallocated

Unallocated cost of services increased U.S.$6.6 million from U.S.$7.4 million for the year ended December 31, 2015 to U.S.$14.0 million for the year ended December 31, 2016, mainly due to amortization of the difference between the book value and the fair value of the net assets acquired in Brazil.

Depreciation and amortization included in cost of services was U.S.$14.0 million for the year ended December 31, 2016, an increase of 88.3% or U.S.$6.6 million from U.S.$7.4 million for the year ended December 31, 2015.

Gross Profit from Continuing Operations

Based on the above mentioned factors, our gross profit increased by 18.5% to U.S.$507.3 million for the year ended December 31, 2016 compared to U.S.$427.9 million for the year ended December 31, 2015.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses increased 2.2% to U.S.$170.9 million for the year ended December 31, 2016 compared to U.S.$167.2 million for the year ended December 31, 2015. This increase of U.S.$3.6 million was primarily due to the Brazilian Consolidation in 2016, which contributed an additional U.S.$12.6 million. Excluding the impact of the Brazilian Consolidation, selling, general and administrative expenses declined by U.S.$9.0 million. Such decrease was primarily due to decreases in selling, general and administrative expenses of U.S.$2.9 million from our operations in Argentina, primarily as a result of the depreciation of the Argentine peso against the U.S. dollar, and a decrease of U.S.$4.0 million in our non-operating subsidiaries.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$85.1 million for the year ended December 31, 2016, a 3.3% or U.S.$2.9 million decrease as compared to U.S.$88.0 million for the year ended December 31, 2015. This decrease in selling, general and administrative expenses resulted from the depreciation of the Argentine peso against the U.S. dollar.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.3 million for the year ended December 31, 2016, a decrease of 24.0% or U.S.$0.1 million from U.S.$0.5 million for the year ended December 31, 2015.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$27.2 million for the year ended December 31, 2016, a 0.1% increase as compared to U.S.$27.2 million from the year ended December 31, 2015. This increase is due to an increase in bad debt.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$3.6 million for the year ended December 31, 2016, a decrease of 7.8% or U.S.$0.3 million from U.S.$3.9 million for the year ended December 31, 2015.

Brazil

Selling, general and administrative expenses from our Brazil segment, excluding amortization and depreciation, were U.S.$12.6 million for the year ended December 31, 2016, a U.S.$12.6 million increase as compared to a de minimis amount for the year ended December 31, 2015. This increase is due to the Brazilian Consolidation in 2016 and thus is not comparable year over year.

There was no depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2017 or December 31, 2016.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$9.3 million for the year ended December 31, 2016, a 18.0% or U.S.$2.0 million decrease as compared to U.S.$11.3 million for the year ended December 31, 2015. This decrease is due to the variation of exchange rate.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.5 million for the year ended December 31, 2016, which was the same amount of depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2015.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$13.6 million for the year ended December 31, 2016, a 7.2% or U.S.$1.0 million decrease as compared to U.S.$14.6 million for the year ended December 31, 2015, mainly due to a decrease in services and fees.

There was no amount of depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2017 or December 31, 2016.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$11.3 million for the year ended December 31, 2016, a 10.1% or U.S.$1.0 million increase as compared to U.S.$10.3 million for the year ended December 31, 2015, mainly due to an increase in taxes.

There was no depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2017 or December 31, 2016.

Unallocated

Unallocated selling, general and administrative expenses decreased 25.5% from U.S.$15.8 million for the year ended December 31, 2015 to U.S.$11.7 million for the year ended December 31, 2016, mainly due to the impact on CASA of the depreciation of the Argentinian peso.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$2.8 million for the year ended December 31, 2016, an increase of 2.9% or U.S.$0.1 million from U.S.$2.7 million for the year ended December 31, 2015.

Impairment Loss from Continuing Operations

In the year ended December 31, 2016, we recorded an impairment loss of U.S.$16.6 million in Brazil as a result of the write down of the value of the Natal Concession Agreement. See also Note 12 to our Audited Consolidated Financial Statements.

Other Operating Income from Continuing Operations

Our operating income increased by 8.8% to U.S.$16.9 million for the year ended December 31, 2016 compared to U.S.$15.6 million for the year ended December 31, 2015. The increase of U.S.$1.4 million was primarily due to an increase in other operating income in Argentina for which a significant portion is attributable to the 2.5% of total revenue that is required to be allocated to a trust for investment commitments for the airports under the AA2000 Concession Agreement. See “—The AA2000 Concession Agreement—Specific Allocation of Revenue.”

Other Operating Expenses from Continuing Operations

Other operating expenses increased 83.8% to U.S.$4.9 million for the year ended December 31, 2016 compared to U.S.$2.7 million for the year ended December 31, 2015. This increase of U.S.$2.2 million was primarily due to the increase of U.S.$1.3 million in Armenia of donations and penalties.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income increased by 21.3% to U.S.$331.8 million for the year ended December 31, 2016, compared to U.S.$273.6 million for the year ended December 31, 2015.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies decreased 98.1% to U.S.$1.3 million for the year ended December 31, 2016 compared to U.S.$69.3 million for the year ended December 31, 2015. The decrease of U.S.$68.0 million reflects the fact that during the year ended December 31, 2015, we incurred losses in our Brazilian operations, which at the time (i.e., prior to the Brazilian Consolidation) were accounted for using the equity method, primarily due to the changes in concession liability attributable to Inframerica, which includes a financial cost derived from the accounting of the concession fee and an impairment loss related to ICASGA.

Adjusted Segment EBITDA

We evaluate the performance of each of our segments based on Adjusted Segment EBITDA which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA.”

Therefore, each segment’s Adjusted EBITDA measure equals the segment’s operating income plus the segment’s share of losses in associates plus the segment’s depreciation and amortization included in each segment’s cost of services and selling, general and administrative expenses, as further discussed in the respective sections above.

The sum of each segment’s Adjusted EBITDA equals the total consolidated Adjusted EBITDA. See “Presentation of Financial and Certain Other Information—Non-IFRS Information—Adjusted EBITDA.”

	For the Year Ended December 31,
	2016				2015
	(in millions of U.S.$	% of Total Adjusted EBITDA	Change against prior year in millions of U.S.$	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA
Argentina	294.1	68.8%	60.9	26.1%	233.3	84.3%
Italy	27.3	6.4%	1.7	6.4%	25.7	9.3%
Brazil	3.8	0.9%	75.7	(105.4)%	(71.8)	(26.0)%

	For the Year Ended December 31,
	2016				2015
	(in millions of U.S.$	% of Total Adjusted EBITDA	Change against prior year in millions of U.S.$	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA
Uruguay	53.7	12.6%	3.9	7.9%	49.8	18.0%
Armenia	28.1	6.6%	2.8	11.1%	25.3	9.1%
Ecuador	28.0	6.5%	4.9	21.0%	23.1	8.4%
Unallocated	(7.5)	(1.7)%	2.0	(21.5)%	(9.5)	(3.4)%
Peru	(0.4)	(0.1)%	(1.2)	(148.7)%	0.8	0.3%
Total segment EBITDA	427.2	100.0%	150.6	54.5%	276.6	100.0%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax increased by 61.8% to U.S.$330.5 million for the year ended December 31, 2016, compared to U.S.$204.3 million for the year ended December 31, 2015.

Financial Income from Continuing Operations

Our financial income decreased 19.8% to U.S.$37.5 million for the year ended December 31, 2016, compared to financial income of U.S.$46.8 million for the year ended December 31, 2015. This decrease of U.S.$9.3 million in financial income was primarily due to a decrease in interest income and in net foreign exchange transactions results of U.S.$11.5 million in the unallocated companies, partially offset by an increase of U.S.$4.1 million due to the Brazilian Consolidation.

Financial Loss from Continuing Operations

Our financial loss increased by 36.6% to U.S.$273.0 million for the year ended December 31, 2016, compared to financial loss of U.S.$199.8 million for the year ended December 31, 2015. This increase of U.S.$73.1 million in financial loss was primarily due to a U.S.$105.4 million adjustment to the value of the concession fees payable under the Brazilian Concessions, and an increase of interest expense of U.S.$49.0 million, resulting from increased levels of indebtedness in 2016, primarily resulting from the Brazilian Consolidation. These increases were offset by a decrease of U.S.$80.3 million in net foreign exchange losses resulting primarily from the devaluation of the Argentine peso in 2015.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax increased by 85.4% to U.S.$95.1 million for the year ended December 31, 2016, compared to U.S.$51.3 million for the year ended December 31, 2015.

Income Tax Expense from Continuing Operations

Income taxes were U.S.$56.4 million for the year ended December 31, 2016, a 25.3% increase from the U.S.$45.0 million recorded for the year ended December 31, 2015. This U.S.$11.4 million increase is primarily due to an increase in income tax in Argentina of U.S.$55.5 million, which is partially offset by a decrease of U.S.$39.2 million in income tax as a result of the losses attributable to our Brazil segment and a decrease of U.S.$4.6 million in income tax in our non-operating subsidiaries. For the year ended December 31, 2015, we recorded a financial loss of U.S.$158.7 million in Argentina, which primarily reflected losses due to foreign exchange losses during that period, resulting in reduced income taxes for such year. For the year ended December 31, 2016, we did not experience such foreign exchange losses in Argentina, which resulted in higher income taxes for such year.

Income from Continuing Operations

As a result of the foregoing factors, our income from continuing operations increased U.S.$32.4 million, or 514.2% to U.S.$38.7 million for the year ended December 31, 2016 compared to income from continuing operations of U.S.$6.3 million for the year ended December 31, 2015. Excluding the effects of the Brazilian Consolidation, our net income from continuing operations would have increased U.S.$80.6 million to U.S.$160.3 million for the year ended December 31, 2016, compared to income from continuing operations of U.S.$79.7 million for the year ended December 31, 2015.

(Loss)/Income from Discontinued Operations

(Loss)/Income from discontinued operations represents income that we had received, or losses we have incurred, in non-airport related businesses we disposed of during the periods presented. See Notes 1 and 29 to our Audited Consolidated Financial Statements. We incurred a loss from discontinued operations for the year ended December 31, 2016 in the amount of U.S.$(9.5) million, as compared to income of U.S.$109.0 million for the year ended December 31, 2015, in both cases due to our corporate reorganization process, during which we sold our equity interests in Helport S.A. and Latin Exploration and its subsidiary Compañía General de Combustibles S.A., in 2015, as well as our equity interests in Helport do Brasil S.A. and Hidroaconcagua S.A. in 2016. The income in 2015 was primarily attributable to the gain derived from the disposition of Latin Exploration at a selling price above the book value as of the disposition date. The loss in 2016 was primarily due to the loss that Hidroaconcagua S.A. incurred as a consequence of the assignment of certain rights related to the generation, transportation and transmission of electricity, and the reclassification of cumulative translation adjustments related to the disposed businesses (mainly Hidroaconcagua S.A. and Helport do Brasil S.A.). Because our corporate reorganization is complete, we do not expect to have any material income (loss) from discontinued operations in future periods.

Net Income

Taking into account our income from continuing operations and our income (loss) from discontinued operations, our net income decreased U.S.$86.1 million, or 74.6%, to U.S.$29.2 million for the year ended December 31, 2016 compared to income of U.S.$115.3 million for the year ended December 31, 2015. Excluding the effects of the Brazilian Consolidation and our income (loss) from discontinued operations, our net income would have increased U.S.$80.6 million to U.S.$160.3 million for the year ended December 31, 2016 compared to income of U.S.$79.7 million for the year ended December 31, 2015.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan. The investment plan was designed to satisfy the requirements of the National Airport System in Argentina and to comply with international operating standards, while taking into account expected increases of passengers and cargo over the life of the concession. The ORSNA reviews and approves our capital expenditures and monitors our compliance with our investment plan.

With respect to the AA2000 Concession Agreement, we are required to present an investment plan to the ORSNA every five years. The investments contemplated by each five-year plan will be directed, in all cases, to cover operating needs, capacity and demand increases, and international quality and safety standards compliance within our airports. If the ORSNA provides comments to the investment plan that we propose, we are required to modify the investment plan to incorporate such comments, or otherwise be in breach of the AA2000 Concession Agreement. In addition, the ORSNA will specify the rules governing the authorization of any construction we undertake under such concession agreement.

In the year ended December 31, 2017, we spent U.S.$232.0 million on capital expenditures in Argentina, primarily for the remodeling of the Hall B and the runway at the Ezeiza Airport, the finalizing of the new parking building at the Aeroparque Airport and the extension of the runway at Tucumán Airport. In the year ended December 31, 2016, we spent U.S.$155.0 million on capital expenditures in Argentina, primarily for finalizing the remodeling of the terminal building at the Mendoza airport, together with the construction of a new runway, a new control tower and a parking building at the Aeroparque Airport, and to begin the construction of a new terminal building at the Comodoro Rivadavia airport. In the year ended December 31, 2015, we spent U.S.$100.8 million on capital expenditures in Argentina, primarily for the remodeling of the terminal building at the Cordoba airport, the construction of new buildings at the Aeroparque Airport and the remodeling of the terminal building at the Mendoza airport.

During the next five years, AA2000 currently expects to incur additional optional capital expenditures in the amount of approximately U.S.$1.1 billion in the airports under the AA2000 Concession Agreement. The amounts to be expended each year will be jointly agreed and determined by AA2000 and the governmental authority on an annual basis.

Italy

Under the terms of our Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs, and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective concession.

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport, and on December 28, 2017, the Ministry of Environment, after conducting an environmental impact assessment (Valutazione di Impatto Ambientale), approved such master plan. The decree was signed on December 28, 2017. The urban planning assessment procedure is currently underway.

On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

In the year ended December 31, 2017, TA spent U.S.$14.9 million on intangible assets and U.S.$5.1 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments in the Florence Airport and security investments in the Pisa Airport. Property, plant and equipment (“PPE”) investments focused primarily on machines and vehicles. In the year ended December 31, 2016, TA spent U.S.$9.0 million and U.S.$3.1 million on intangible assets and property, plant and equipment, respectively. Intangible works focused primarily on the existing terminal to improve passenger flow, boarding area and offices, and air side works. PPE investments focused on handling equipment and other miscellaneous items. In the year ended December 31, 2015, we spent U.S.$21.3 million and U.S.$3.6 million, on intangible assets and property, plant and equipment, respectively. Most of the intangible investments were related to air side improvements in the Pisa Airport and the update of the master plan in the Florence Airport. PPE investments were mostly due to the relocations costs of Borgo Cariola in the Pisa Airport.

During the next five years, TA expects to incur additional capital expenditures for both intangible assets and PPE in the amount of U.S.$247.1 million in the Florence and Pisa airports.

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. The Brazilian ANAC is the Brazilian Agency created in 2005 that integrates the Federal Public Administration and the Ministry of Transport, Ports and Civil Aviation in Brazil. The Brazilian ANAC is responsible for the regulation and inspection of civil aviation in Brazil, and is responsible for creating the standard model for carriers for airport infrastructure, and is the counterparty for the Brasilia Concession Agreement. The master development program (PGI–Plano do Gestão do Infraestructura) includes planned investment (including capital expenditures and improvements) of the concession holder for the succeeding 5-year period.

We recently submitted our master development plan for the Brasilia Airport for the 2018 to 2022 period. The master development plan must set forth the investments necessary to comply with the dimension/quality parameters established in the Brasilia Concession Agreement (considering the concessionaire’s projections on air traffic growth), as well as any optional investments proposed by ICAB. Once reviewed and approved by the Brazilian ANAC, the investments proposed in the plan become binding commitments under the terms of the Brasilia Concession Agreement. However, ICAB may reduce or otherwise modify any investment in such plan so long as such investment is not related to ICAB’s compliance with the dimension/quality parameters established in the Brasilia Concession Agreement.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of R$157.0 million (U.S.$48.2 million) with respect to the Brasilia Airport. With respect to optional investments, ICAB may incur R$633.0 (U.S.$194.2 million) in connection with the expansion of the commercial area at the Brasilia Airport. See “Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—We may not be able to achieve our strategy to expand commercial activities at the Brasilia Airport.”

Pursuant to the Natal Concession Agreement, ICASGA is required to calculate certain operational metrics and submit such calculations to the Brazilian ANAC on a monthly basis, and such calculations are used to determine our additional investment requirements. We estimate that the existing infrastructure at the Natal Airport has the capacity to process more than 6 million passengers per year pursuant to the existing rules of the Natal Concession Agreement.

During the next five years, we do not anticipate that ICASGA will incur any material capital expenditures with respect to the Natal Airport, as it recently completed a R$10.0 million runway refurbishment during October 2017 and no further material capital expenditures are currently planned.

In the year ended December 31, 2017, we spent U.S.$10.1 million on capital expenditures at the Brasilia Airport, primarily for runway refurbishment and the completion of the fire-fighting system. In the year ended December 31, 2016, we spent U.S.$14.8 million on capital expenditures at the Brasilia Airport, primarily for runway refurbishment, final installments of our EPC agreement and investment in the expansion of commercial areas. In the year ended December 31, 2015, we spent U.S.$12.1 million, primarily as part of our overall capital expenditure program at the Brasilia Airport.

In year ended December 31, 2017, we spent U.S.$3.5 million on capital expenditures at the Natal Airport, primarily for runway refurbishment. In the year ended December 31, 2016, we spent U.S.$1.9 million on capital expenditures at Natal Airport, primarily for repairs and refrigeration and electric systems. In the year ended December 31, 2015, we spent U.S.$1.1 million on capital expenditures at the Natal Airport, primarily for the expansion of commercial areas.

Uruguay

Under the terms of the Carrasco Concession Agreement, the relevant concessionaire is required to present a revised master development program for approval by the Ministry of National Defense every five years. The master plan is to be prepared considering projections of passengers and cargo traffic growth and it does not need to include investment projections. The last master plan for Carrasco Airport was prepared in connection with the extension of the Carrasco Concession Agreement’s term, covered the period 2011-2033 and was approved by Decree 229/14. Every year, Puerta del Sur has to corroborate the projections made for the past year and with that information be able to update the master plan every five years.

CAISA’s Master Plan was included in the Offer and the Improvement Offer (Mejoramiento de Oferta) and the Punta del Este Concession Agreement and it is periodically updated according to Puerta del Sur and/or the Unidad de Control’s requests.

In the year ended December 31, 2017, we spent U.S.$6.2 million on capital expenditures at the Carrasco Airport, primarily for the construction of a solar energy facility and a new hangar, and the expansion of the VIP areas and the MITRE program. In the year ended December 31, 2016, we spent U.S.$5.2 million on capital expenditures at the Carrasco Airport, primarily for hangar construction, and expansion of the VIP and MITRE program. In the year ended December 31, 2015, we spent U.S.$4.9 million, respectively, on capital expenditures at the Carrasco Airport, primarily for hangar construction, heat pump and MITRE program.

In the year ended December 31, 2017, we spent U.S.$0.1 million on capital expenditures at the Punta del Este Airport, primarily for investment in fixed assets. In the year ended December 31, 2016, we spent U.S.$0.5 million on capital expenditures at the Punta del Este Airport, primarily for handling equipment and vehicles. In the year ended December 31, 2015, we spent U.S.$0.1 million on capital expenditures at the Punta del Este Airport, primarily for alarm repeater and passenger transport vehicles.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$12.4 million in the Carrasco Airport, of which U.S.$9.4 million are expenditures required by contract and U.S.$3.0 million are optional expenditures. Likewise, during the next five years, CAISA expects to incur additional capital expenditures in the amount of U.S.$29.3 million in the Punta del Este Airport, of which U.S.$23.4 million are expenditures required by contract and U.S.$5.9 million are optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program for approval, as the master development plan (including capital expenditures and improvements) is included within the terms of the relevant concession agreement.

On December 12, 2007, TAGSA and DGAC entered into Addendum No. 03 to the Guayaquil Concession Agreement, which established new additional works in the amount of U.S.$18.5 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2017, works for the amount of U.S.$18.0 million have already been completed.

On August 21, 2014, ECOGAL and DGAC entered into Addendum No. 03 to the Galapagos Concession Agreement, which established new investments and rescheduled certain existing investments for the remaining term of the concession agreement.

In the year ended December 31, 2017, we spent U.S.$0.9 million on capital expenditures at the Guayaquil Airport, primarily for purchase of explosives detectors and other security equipment. In the year ended December 31, 2016, we spent U.S.$0.4 million on capital expenditures at the Guayaquil Airport, primarily for machinery and equipment (security system),vehicles, and other investment. In the year ended December 31, 2015, we spent U.S.$2.1 million on capital expenditures at the Guayaquil Airport, primarily on the investment in the terminal.

In the year ended December 31, 2017, we spent U.S.$0.15 million on capital expenditures at the Galapagos Airport, primarily for terminal remodeling. In the year ended December 31, 2016, we spent U.S.$0.9 million on capital expenditures at the Galapagos Airport, primarily for platform refurbishment. In the year ended December 31, 2015, we spent U.S.$0.3 million on capital expenditures at the Galapagos Airport.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$7.4 million in the Guayaquil Airport, of which U.S.$0.8 million are expenditures required by contract and U.S.$6.6 million are optional expenditures. Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$10.9 million in the Galapagos Airport, of which U.S.$10.5 million are expenditures required by contract and U.S.$0.4 million are optional expenditures.

Armenia

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the succeeding five-year period. Once approved by the government, which requires approval by the Prime Minister, these commitments become binding obligations under the terms of the respective concession. Since 2003, the Armenian government has approved our master development plan for the Armenian Concession Agreement as periodically revised.

In the year ended December 31, 2017, we spent U.S.$5.1 million at the Zvartnots Airport and U.S.$0.7 million at the Shirak Airport on capital expenditures, primarily for construction of new infrastructure, machinery, tools and office equipment. In the year ended December 31, 2016, we spent U.S.$2.0 million on investments at the Zvartnots Airport, primarily for airside improvements. In the year ended December 31, 2015, we spent U.S.$4.3 million on investments at the Zvartnots Airport, primarily for airside and existing buildings renovations.

During the next five years, AIA expects to incur U.S.$55.7 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

Peru

On January 5, 2011, the MTC and the AAP entered into a concession agreement, pursuant to which the MTC granted AAP the concession for the operation, use and maintenance of the AAP Airports (“AAP Concession Agreement”). Under the terms of the AAP Concession Agreement, AAP is required to present a master development program, an equipment program, and an airside rehabilitation and improvement program for approval by the Peruvian Government acting through the Dirección General de Aviación Civil (“Peruvian DGAC”) and a favorable opinion of OSITRAN. The master development program includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the whole period of concession. Once approved by the Peruvian DGAC and OSITRAN, these commitments become binding obligations under the terms of the AAP Concession Agreement, and must be updated every five years.

We have submitted our set of development plans for the AAP Airports for the remaining period of the AAP Concession, and such development plans have yet to be approved by the Peruvian DGAC and OSITRAN, with the exception of the master development program.

In the year ended December 31, 2017, we spent U.S.$3.9 million on capital expenditures primarily on works performed at the Ayacucho Airport runways. In the year ended December 31, 2016, AAP did not make any capital expenditures at its airports. In the year ended December 31, 2015, AAP spent U.S.$1.3 million primarily for the improvement of the operational capacity of the fire extinguishing service of the Ayacucho Airport.

During the next five years, AAP expects to incur additional capital expenditures in the amount of U.S.$147.7 million in the AAP Airports, of which U.S.$12.0 million are expenditures required by contract, and U.S.$135.7 million will be required by contract once the development plans are approved. The amounts to be invested each year will be jointly determined by AAP and the local authority on an annual basis and will be based on the number of passengers.

Critical Accounting Policies

Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments, assumptions and estimates about matters that are inherently uncertain or where judgments, assumptions and estimates are significant. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. We continually evaluate our judgments, estimates and assumptions. Our actual results may differ from the judgments, assumptions and estimates made by our management. To the extent that there are material differences between these judgments, assumptions and estimates (on the one hand) and actual results (on the other hand), our future financial statement presentation, financial condition, results of operation and cash flows may be affected.

We have prepared our Audited Consolidated Financial Statements in accordance with IFRS as issued by the IASB and interpretations issued by the Standing Interpretations Committee. The Audited Consolidated Financial Statements are presented in U.S. dollars.

In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 2 to our Audited Consolidated Financial Statements.

Recent Accounting Pronouncements

We summarize the recent accounting pronouncements in Note 2 to our Audited Consolidated Financial Statements

B.	LIQUIDITY AND CAPITAL RESOURCES

General

As a holding company with no airport operations of our own, we are primarily dependent on dividends and distributions from our operating subsidiaries as a source of liquidity at the holding company level. Other sources of liquidity also include management fees received from certain subsidiaries. In February 2018, we also completed our initial public offering, in which we sold an aggregate of 28,571,429 common shares to the public and received approximately U.S.$185.5 million in net proceeds.

Historically, we have covered most of its liquidity needs with cash flows generated by the operations of our subsidiaries, and through non-recourse debt issued at the subsidiary level secured by the assets of such subsidiary. Occasionally, we have made capital contributions directly into subsidiaries. Part of these capital contributions were required by the relevant concession agreements.

The primary use of our liquidity has been to fund operating expenses, our investment commitments under our concession agreements, to service our indebtedness and to make necessary capital expenditures to accommodate increases in total passengers and air traffic movements.

The financial condition and liquidity of our operating subsidiaries has been, and we expect will continue to be, influenced by a variety of factors, including:

•	our ability to generate cash flows from our operating activities;

•	our investment commitments under our investment plan under our concession agreements and additional capital expenditures we decide to make;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on our indebtedness, which affect our net financial expenses; and

•	prevailing domestic and international interest rates at the time we incur indebtedness, which affect our debt services requirements.

In most of our operating companies, our cash flow from operations and available cash on hand will be sufficient to fund our operating expenses, investment commitments, service our debt obligations and make necessary capital expenditures for the foreseeable future. However, our ability to generate cash is subject to our performance, general economic conditions, requirements of our concession agreements, industry trends, and other factors.

In those operations where our cash and cash equivalents and operating cash flows are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity, or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure you that we would be able to raise additional funds on favorable terms, or at all.

Restrictions on Distribution of Dividends by Certain Subsidiaries

The ability of our operating subsidiaries to pay dividends is subject to accounting, tax, debt covenant restrictions, foreign exchange policies in place from time to time in the various countries where we operate, among other restrictions. Given these restrictions, significant cash or cash equivalent balances may be held from time to time at our international operating subsidiaries.

In order for operating subsidiaries to pay dividends, they must have positive retained earnings and net income, and enough cash on their balance sheet to make the relevant dividend payments. Subsidiaries must also satisfy requirements under local law to set aside a portion of their net income in each year to legal reserves. Additionally, there will be a tax effect because dividends from certain subsidiaries are subject to taxes, as described below:

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2017, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$11.1 million, of which U.S.$9.3 million had been reserved as of such date. As of December 31, 2017, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$12.2 million, of which U.S.$4.2 million had been reserved as of such date. As of December 31, 2017, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$10.6 million, of which U.S.$8.2 million had been reserved as of such date.

Argentina Law No. 27,430, published on December 30, 2017 in the Argentine Government’s official gazette, decreased the corporate income tax rate from 35% to 30% for fiscal years starting 1 January 2018 to 31 December 2019, and to 25% for fiscal years starting 1 January 2020 and onwards. The law also establish dividend withholding tax rates of 7% for profits accrued during fiscal years starting 1 January 2018 to 31 December 2019, and 13% for profits accrued in fiscal years starting 1 January 2020 and onwards. The new withholding rates would apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Therefore, in general, distributions to our Luxembourg parent companies from our Argentine subsidiaries will be subject to Argentine withholding tax.

With the combination of the corporate rate and dividend withholding rate on after-tax profit, for fiscal years starting in 2018 and 2019, the combined tax rate would be 34.9%; for fiscal years starting in 2020 and onwards, the combined tax rate would be 34.75%.

In accordance with Brazilian law, each of our subsidiaries incorporated in Brazil must allocate 5% of its net profit to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiaries may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. We have not formed a legal reserve in our Brazilian subsidiaries due to the lack of net profit in the applicable fiscal years.

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2017, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2017, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, of which U.S.$9.0 million had been set aside as of such date.

In accordance with Peruvian law, our Peruvian associate must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2017, required legal reserves at our Peruvian associate amounted to an aggregate of approximately U.S.$8.4 million. We have not set aside a legal reserve as of such date.

Some of these operating subsidiaries have debt outstanding that may impose restrictions on such operating subsidiaries’ ability to pay dividends to their respective holding companies.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Cash Flows

Years ended December 31, 2017 and 2016

Operating Activities

The net cash used in operating activities was U.S.$49.4 million for the year ended December 31, 2017, a 128.6% or U.S.$222.2. million decrease as compared to U.S.$172.8 million in net cash provided by operating activities for the year ended December 31, 2016. Although we had a decrease in operating cash flows between December 31, 2017 and December 31, 2016, the Adjusted EBITDA for the year ended December 31, 2017 was U.S.$461.6 million, a 8.1% or U.S.$34.4 million increase, as compared to U.S.$ 427.2 million for the year ended December 31, 2016. This decrease in cash flows from operating activities was primarily due to (i) an increase of U.S.$75.6 million in capital expenditures related to infrastructure investments made in Argentina, (ii) an increase of U.S.$85.6 million in income tax paid during year ended December 31, 2017, principally in Argentina due to a higher income tax accrued in 2016 (paid during 2017) as compared to income tax accrued in 2015 (and paid during 2016) given the effect of a large devaluation of the Argentine peso against the U.S. dollar, (iii) a decrease of U.S.$56.9 million in Brazil primarily due to ICAB prepaying approximately 45% of the concession fees due in 2018 under the Brasilia Concession Agreement and the prepayment made by ICASGA of 100% of the concession fees due in 2018 under the Natal Concession Agreement, and (iv) a decrease of U.S.$4.1 million in various other operating cash flow categories.

Investing Activities

The net cash used in investing activities was U.S.$45.2 million for the year ended December 31, 2017, a 226.0% or U.S.$81.0 million decrease as compared to U.S.$35.8 million in net cash provided by investing activities for the year ended December 31, 2016. The increase in the net cash used in investing activities was primarily due to the net effect of (i) the increase of U.S.$48.8 million in acquisition of other financial assets primarily due to the investment of U.S.$23.5 million in term deposits in Ecuador and the purchase of U.S.$27.7 million in bonds by Corporación América Sudamericana S.A., (ii) the increase of U.S.$20.0 million in disposition of other financial assets primarily due to the release of U.S.$15.0 million of the debt services account in ACI Airports Sudamericana S.A., the increase in cash provided of U.S.$16.6 by the sale of bonds in Corporación América Sudamericana S.A. and the decrease of U.S.$9.4 million in cash provided by the release in 2016 of the time deposit in Ecuador, (iii) the decrease of U.S.$10.4 million in cash provided by the disposition in 2016 of discontinued operations principally related to the sale of Helport do Brasil S.A., America Lodging S.A. and Corona Trading Corp, (iv) an increase of U.S.$33.0 million in loans with related parties principally due to the increase of U.S.$13.4 million of the loan granted to Aeropuertos Andinos del Perú S.A. by Corporación América Airports S.A. and a decrease of U.S.$20.3 million in cash provided by the collection of related parties loans in 2016.

Financing Activities

The net cash provided by financing activities was U.S.$129.0 million for the year ended December 31, 2017, a 180.9% or U.S.$288.3 million increase as compared to U.S.$159.4 million in net cash used in financing activities for the year ended December 31, 2016. This increase in cash flows from financing activities was primarily due to the net effect of (i) the increase of U.S.$542.3 million in net proceeds from indebtedness principally due to the issuance of the Argentine Notes amounting to U.S.$388.4 million and the bank loans in Brazil amounting to U.S.$115.6 million, (ii) the increase of U.S.$107.6 million in loans paid primarily due to the increase of U.S.$130.5 million in payments made in Argentina, (iii) the increase of U.S.$58.4 million in interest paid due to the increase of U.S.$19.3 million in payments made in Argentina, the increase of U.S.$18.6 million in payments made in Brazil and the increase of U.S.$13.6 million in payments made in ACI Airport Sudamerica, and (iv) the increase of U.S.$93.0 million in cash used due to the constitution of time deposit of CAAP in pledge of a loan of Inframérica Concessionária do Aeroporto de Brasilia S.A. with Banco Santander.

Years ended December 31, 2016 and 2015

Operating Activities

The net cash provided by operating activities was U.S.$172.8 million for the year ended December 31, 2016, a 296.3% or U.S.$129.2 million increase as compared to U.S.$43.6 million in net cash provided by operating activities for the year ended December 31, 2015. This increase in cash flows from operating activities was primarily due to (i) an increase of U.S.$85.4 million in cash flows in Argentina primarily resulting from a 7.2% increase in passenger traffic and an increase of passenger use fees, (ii) an increase of U.S.$86.8 million in trade payables and other liabilities in 2016 as compared to 2015, due to higher payments of trade payables and other liabilities in 2015, (iii) a decrease of U.S.$30.5 million in income tax paid in 2016 compared to the income tax paid during 2015, principally due to the fact that taxable income in 2015 was unusually low as a consequence of greater financial loss due to a large devaluation of the Argentine peso against the U.S. dollar, and (iv) an increase of U.S.$10.2 million in various other operating cash flow categories. These amounts were partially offset by (i) an increase of U.S.$42.3 million in capital expenditures derived from infrastructure investments in Argentina and (ii) the inclusion of U.S.$41.4 million of cash used in operating activities in Brazil resulting from the Brazilian Consolidation which occurred in December 2015.

Investing Activities

The net cash provided by investing activities was U.S.$35.8 million for the year ended December 31, 2016, a 141.5% or U.S.$122.2 million increase as compared to U.S.$86.4 million in net cash used in investing activities for the year ended December 31, 2015. This increase in cash flows from investing activities was primarily due to the net effect of  (i) the decrease of U.S.$39.9 million in net cash from acquisition of subsidiaries resulting from the net effect in 2015 of the price paid for the acquisition of Brazilian companies and the funds incorporated from the Brazilian Consolidation, (ii) the decrease of U.S.$56.3 million cash used in investing activities due to the contributions made by Brazilian companies in 2015 when they were associates and (iii) the decrease of U.S.$21.1 million in cash used in investing activities related to acquisitions of other financial assets, principally due to the constitution of a debt service reserve account in ACI Airports Sudamerica in 2015 amounting to U.S.$15.0 million and the decrease of U.S.$4.4 million in a time deposit in Ecuador, which was made in 2015.

Financing Activities

The net cash used in financing activities was U.S.$159.4 million for the year ended December 31, 2016, a 798.6% or U.S.$182.2 million increase as compared to U.S.$22.8 million in net cash provided by financing activities for the year ended December 31, 2015. This decrease in cash flows from financing activities was primarily due to the net effect of  (i) the decrease of U.S.$234.8 million in net proceeds from indebtedness principally due to issuance of A.C.I. Airport Sudamerica Notes in 2015, (ii) the decrease of U.S.$27.1 million in distribution of dividends to the shareholders, and (iii) an increase of U.S.$21.2 million in cash provided by cash contributions arising primarily from the increase in contributions by the shareholder.

Treasury policies, currencies of cash held, hedging and other miscellaneous items

We manage our cash needs on a decentralized basis, and manage our indebtedness to ensure compliance with any debt restrictions and limitations on dividends and distributions established in our debt agreements that include such restrictions. We do not currently enter into any hedging arrangements.

Indebtedness

Set forth below is a summary of certain terms and conditions of our financing agreements:

CAAP

On August 1, 2016, Converse Bank, an affiliated company that is directly controlled by members of the Eurnekian family, granted CAAP a loan in an aggregate principal amount of U.S.$19.0 million. The loan bears an interest rate of 9.5%. The original maturity date for this loan was March 30, 2017. On March 31, 2017, the parties executed an amendment to extend the maturity date to March 31, 2018 and increase the interest rate to 9.75%.

On November 18, 2016, Converse Bank granted CAAP a second loan in an aggregate principal amount of U.S.$1.2 million. The loan bears an interest rate of 8.75%. The original maturity date for this loan was November 20, 2017. On November 24, 2017, the parties executed an amendment to extend the maturity date to November 20, 2018 and decrease the interest rate to 8.25%.

On December 5, 2017, we entered into a working capital facility with Converse Bank, pursuant to which Converse Bank provided a loan to CAAP in the aggregate principal amount of U.S.$1.5 million maturing on June 4, 2018. We used the proceeds of this loan for working capital purposes.

On December 15, 2017, we entered into the Converse Bank Credit Facility, pursuant to which Converse Bank provided a loan to us in the aggregate principal amount of  $11.0 million maturing on June 15, 2018. We used the proceeds of this loan to fund a portion of the cash collateral deposit required by the Banco Santander Bridge Loan Facility.

All of the aforementioned loans were secured by a cash collateral deposit made by an affiliated company, which was fully repaid on February 8, 2018.

On December 20, 2017, we entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan to us in the aggregate principal amount of  $15.0 million. Loans under the Julius Baer Credit Agreement are secured by cash collateral provided by the Majority Shareholder and mature 24 months from the closing date thereunder. We used the proceeds of this loan to fund a portion of the cash collateral deposit required by the Banco Santander Bridge Loan Facility. This loan was repaid on February 8, 2018.

On December 20, 2017, we entered into the GS Credit Agreement, pursuant to which Goldman Sachs Bank USA provided a loan to us in the aggregate principal amount of  $50.0 million. We used the proceeds of such loan to fund a portion of the cash collateral deposit required to secure the Banco Santander Bridge Loan Facility. Loans under the GS Credit Agreement are unsecured and have a stated maturity of 15 months from the closing date thereunder, subject to the terms therein. During the term of the GS Credit Agreement, we are prohibited from making payment of dividends and other specifically restricted payments to our shareholders. This loan was repaid on February 7, 2018.

Argentina

On February 6, 2017, AA2000 issued U.S.$400.0 million aggregate principal amount of 6.875% senior secured notes due 2027 (the “Argentine Notes”). The Argentine Notes are senior obligations of AA2000 and rank pari passu in right of payment with any existing and future indebtedness of AA2000 that is not subordinated in right of payment to the Argentine Notes. The Argentine Notes, up to an amount equal to U.S.$400.0 million, are secured by the transfer and assignment in trust of AA2000’s right, title and interest to certain revenues under the AA2000 Concession Agreement and certain amounts collectible from the Argentine National Government, subject to the condition that AA2000 has sufficient funds from proceeds not transferred to the trust to cover basic concession operating costs. Principal and interest on the Argentine Notes is payable quarterly on each February 1, May 1, August 1 and November 1, with the first payment of interest beginning on May 1, 2017 and the first payment of principal beginning on May 1, 2019. The Argentine Notes will mature on February 1, 2027.

AA2000 may redeem the Argentine Notes in whole or in part at any time before February 6, 2022, at a redemption price equal to 100% of the principal amount of such Argentine Notes, plus accrued and unpaid interest and additional amounts, if any, plus a make-whole premium, or if redeemed after February 6, 2022, at the following redemption prices:

Date of Payment	Multiplier
On or after the fifth anniversary of the issuance date to but excluding the sixth anniversary of the issuance date	103.438%
Thereafter to but excluding the seventh anniversary of the issuance date	102.578%
Thereafter to but excluding the eighth anniversary of the issuance date	101.719%
Thereafter to but excluding the ninth anniversary of the issuance date	100.859%
Thereafter	100.000%

AA2000 also may: (i) on one or more occasions before February 6, 2022, redeem up to 35.0% of the aggregate principal amount of the Argentine Notes no earlier than 90 days following delivery of an irrevocable notice of redemption at a redemption price equal to 106.875%, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption, provided that if such redemption is made with proceeds of an equity offering by AA2000, the portion of the principal balance of the Argentine Notes so redeemed may not exceed the net cash proceeds of such equity offering and the redemption occurs within 90 days of the date of the closing of such equity offering; and (ii) elect to redeem, all of the Argentine Notes, solely for the purpose of refinancing the Argentine Notes, if, prior to February 6, 2019, the AA2000 Concession Agreement is extended through at least February 13, 2038; provided that the redemption occurs within 120 days after obtaining such extension of the AA2000 Concession Agreement. AA2000 also may redeem the Argentine Notes upon certain changes in tax laws and will be required to offer to redeem the Argentine Notes upon certain events constituting a change of control.

So long as no default has occurred and is continuing, no unmatured default exists and no default payment is required to be made under the Argentine Notes, and, as of the date of declaration and payment, AA2000 is able to incur at least U.S.$1.00 of additional indebtedness under its financial covenants, AA2000 may declare and make dividend payments up to 75.0% of the cumulative net income during the period that commenced with AA2000’s fiscal quarter ended March 31, 2017. In addition, AA2000 may make dividend payments (i) in respect of AA2000’s accumulated earnings as of December 31, 2015, to the extent that such dividends are in an amount that does not exceed 100% of the voluntary reserves recorded in the financial statements of AA2000 as of such date, and the voluntary reserve established by the April 25, 2016, shareholders’ meeting; and (ii) for the fiscal year ended on December 31, 2016, to the extent that such dividends are in an amount that will not exceed 100% of the cumulative net income of such fiscal year and declared at a shareholders’ meeting. If the Argentine Notes are given an investment grade rating by two specified rating agencies, no such restrictions would apply to the payment of dividends by AA2000 during the time they maintain such rating.

In relation to the Argentine Notes, AA2000 is subject to certain customary negative covenants, such as restrictions on debt it may incur, restrictions on encumbrances of its property, limitations on disposal of its assets and investments which it may make, as well as restrictions in relation to its ability to merge or consolidate with another entity.

Termination of the AA2000 Concession Agreement will trigger a default under the Argentine Notes. In the event of termination of the AA2000 Concession Agreement, payment of the Argentine Notes will be automatically accelerated and shall be immediately due and payable. Pursuant to the indenture related to the Argentine Notes, AA2000 has collaterally assigned revenue derived from the AA2000 Concession Agreement into a trust, approved by the ORSNA up to the full principal amount of the Argentine Notes, in order to secure its obligations under the Argentine Notes. AA2000 is not required to fully fund the collateral trust.

Italy

CA Italy Note Issuance

On January 8, 2018, CA Italy issued €60.0 million (U.S.$71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CA Italy in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CA Italy, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CA Italy’s holding in TA.

CA Italy must redeem the Italian Notes in whole, upon: (i) suspension, cancellation, termination, revocation (in each case, without replacement), forfeiture, surrender or transfer of the Florence Concession or the Pisa Concession to the extent that such event constitutes or is reasonably likely to constitute a material adverse change, or (ii) sale, lease, license, transfer, loan or other disposal by CA Italy of any asset, other than the shares which it holds in TA, or (iii) upon the loss of CA Italy’s ability to directly appoint and/or remove the majority (by voting power) of the members of the governing body or its ability to control the ordinary dividend policy of TA, or (iv) if CA Italy ceases to hold at least 50.1% of the issued share capital in TA.

CA Italy must also redeem the Italian Notes in whole or if the amount of the mandatory redemption is less than the principal outstanding amount of the Italian Notes as at the date of the mandatory redemption, then in part, in an amount equal to the mandatory redemption amount in each case at 100% of the principal outstanding amount to be redeemed together with interest accrued thereon to the date of the mandatory redemption, upon occurrence of: (i) the disposition by CA Italy of any shares held by it in TA. If CA Italy is unable to make permitted payments for two consecutive calculation dates, the holders of the Italian Notes have the option to require CA Italy to redeem or purchase, in whole or in part, as long as the proceeds from such redemption or purchase since the first calculation date minus €300,000, is less than the principal amount.

At the option of CA Italy, the Italian Notes may be redeemed in whole, but not in part, on any interest payment date, at their principal outstanding amount together with interest accrued to the date fixed for the redemption if  (i) CA Italy, or Dicasa Spain S.A., its intermediate co-guarantor, has or will become obligated to pay additional amounts as a result of any change in, or amendment to, the laws or regulation of the Republic of Italy or the Kingdom of Spain or, in each case, any political subdivision or any authority having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date, and (ii) such obligation cannot be avoided by CA Italy (or Dicasa Spain S.A.U., or its intermediate co-guarantor, as the case may be) taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which CA Italy (or Dicasa Spain S.A.U., or its intermediate co-guarantor, as the case may be) would be obliged to pay such additional amounts were a payment in respect to the Italian Notes then due.

CA Italy may, on any business day prior to December 31, 2021, on giving not more than 10 nor less than 5 days’ irrevocable notice to the noteholders, redeem all, but not in part, of the Italian Notes at an amount equal to (i) 100% of the principal outstanding amount of the Italian Notes, together with interest accrued thereon to the date of redemption, plus (ii) the remaining scheduled interest on the redeemed Italian Notes. CA Italy may, on any business day after December 31, 2021, on giving not more than 10 nor less than 5 days’ irrevocable notice to the noteholders, redeem all, but not some only, of the Italian Notes, at 100% of their principal outstanding amount together with interest accrued to the date fixed for redemption.

In the case of a change of control, holders of the Italian Notes have the option to require CA Italy to redeem or purchase all or a portion of their Italian Notes at 101% of its principal outstanding amount together with interest accrued to the date which is seven days after a change of control notice is given by CA Italy.

If the remuneration payable to the noteholders under the Italian Notes exceeds the maximum rate of interest permitted by Italian Usury Legislation, the noteholders will have the option to require CA Italy to redeem or purchase all or some of its Italian Notes at 101% of its principal outstanding amount together with interest accrued to the date upon which the relevant note is redeemed. If any event results in it becoming illegal under laws or regulations applicable to the holder of the Italian Notes to hold such Italian Notes (provided that such holder of Italian Notes has received a legal opinion so stating) (each, an ”Illegality Event”), such holder of Italian Notes shall have the option to require CA Italy to redeem or, at CA Italy’s option, to purchase all or some of its Italian Notes within seven days of providing notice to the Issuer, at 100% of the principal outstanding amount, together with interest accrued to (but excluding) the date of such notice.

Except for certain permitted payments, CA Italy, inter alia, must not declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital) or repay or distribute any dividend or share premium reserve, among other restrictions. Such permitted payments are only those payments made by CA Italy to its holding company, provided that the following conditions are fulfilled: (a) all payments due and payable under all related transaction documents have been satisfied; (b) the distribution is identified and made within sixty (60) days of the delivery of the most recent compliance certificate; (c) any mandatory redemption amounts then due and payable have been paid; (d) no event of default, default or lock-up is continuing or would result from the making of the proposed payment; (e) CA Italy has confirmed that certain financial ratios are satisfied; and (f) such payment will not be made in the two years prior to the final maturity date.

The obligors of the Italian Notes are also prohibited from: (i) selling, transferring or otherwise disposing of any of their respective assets on terms whereby such assets are or may be leased to or re-acquired by an obligor of the Italian Notes or any other member of the group; (ii) selling, transferring or otherwise disposing of any of its receivables, creating or permitting liens over any of their assets (other than the liens under the Italian Notes or liens by operation of law); (iii) entering into guarantees (other than the guarantees contemplated under the Italian Notes); (iv) incurring any financial indebtedness (other than certain permitted indebtedness); (v) entering into sale-leaseback transactions or (vi) entering into agreements contemplating the establishment of bank account arrangements. CA Italy is also required to maintain a leverage ratio of less than 9.00:1 during each twelve month period up to December 31, 2019 and 8.50:1 during each twelve month period thereafter.

Brazil

ICASGA

On December 21, 2012, ICASGA entered into a credit facility agreement with BNDES, as amended on September 25, 2013, February 3, 2014, October 1, 2014 and July 8, 2016, pursuant to which BNDES provided a loan to ICASGA in an aggregate principal amount of R$329.3 million (U.S.$139.5 million) to finance the construction of the Natal Airport. The loan was issued in nine tranches (Tranches A–I), each with varying interest rates and maturity dates. The loan is secured by (i) a pledge, granted by the Majority Shareholder and CAAP, of all ICASGA’s issued and outstanding shares, together with any dividends and distributions in connection therewith; (ii) an assignment of all of the present and future ICASGA rights arising from the Natal Concession Agreement and the amounts received in connection therewith, including indemnification payments, revenues and escrow deposits; (iii) letters of guarantee issued by certain indirect shareholders and affiliates of ICASGA; and (iv) a bank guarantee in the amount of U.S.$6.1 million.

Payment by ICASGA of dividends or distributions exceeding 25.0% of net profits requires prior and express authorization of BNDES.

In accordance with the commitments assumed by the Majority Shareholder under the letter of guarantee, any merger, consolidation or disposition of all or substantially all of the assets of the Majority Shareholder requires prior and express authorization of BNDES.

ICAB

ICAB entered into three credit facility agreements to finance investments in the expansion, maintenance and operation of Brasilia Airport as follows: (i) credit facility agreement entered with BNDES entered on February 7, 2014, in an aggregate principal amount of R$558 million (U.S.$236.4 million), issued in two tranches (Tranche A and Tranche B), with varying interest rates and maturity dates; (ii) credit facility agreement entered with the Brazilian Federal Savings Bank (Caixa Econômica Federal—“CEF”) entered on February 12, 2014, in an aggregate principal amount of R$235.8 million (U.S.$100 million), issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates; and (iii) credit facility agreement entered with CEF on February 12, 2014, in an aggregate principal amount of R$47.2 million (U.S.$20 million), issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates, which funds are required to fund construction works and equipment relating to the “Aerocity” to be installed in Brasilia Airport (“ICAB Loans”).

ICAB Loans are secured by (i) the pledge, granted by Inframerica and Infraero, of all ICAB issued and outstanding shares, as well any dividends and interest on equity payments in connection thereof; (ii) the pledge, granted by Inframerica’s direct shareholders of all Inframerica issued and outstanding shares, as well any dividends and interest on equity payments in connection thereof; (iii) the fiduciary assignment of all of the present and future ICAB rights arising from the Brasilia Concession and the amounts received in connection thereof, including indemnifications, revenues and escrow deposits, as well as other ICAB receivables not related to Brasilia Concession; (iv) letters of guarantee issued by certain indirect shareholders and affiliates of ICAB; and (v) the insurance coverage required under the Brasilia Concession Agreement.

Direct and indirect shareholders of ICAB entered into an Equity Support Agreement with BNDES and CEF, whereby they undertook to perform the direct and indirect contributions of capital that ICAB may need to pay the Fixed and Variable Payments due under the Brasilia Concession Agreement.

Before financial completion, payment by ICAB of dividends or distributions exceeding 25.0% of net profits requires prior authorization of BNDES and CEF. “Financial Completion” is defined as compliance with the following cumulative conditions: (i) maintenance of a Debt Service Coverage Ratio of at least 1.3:1.0 for at least two consecutive years, and an Equity Ratio of at least 25%, as determined in a balance sheet audited by an independent firm registered with the Brazilian Securities and Exchange Commission; (ii) creation and funding of reserve accounts provided for in the assignment of rights agreement; (iii) obtaining and maintaining governmental authorities required for the operation of Brasilia Airport; (iv) timely payment of 12 principal installments due under the Credit Facility Agreement entered between ICAB and BNDES; and (v) compliance of ICAB and its direct and indirect shareholders with their obligations under the Credit Facility Agreements and corresponding guarantee agreements, as well as with their obligations before the Brazilian ANAC.

After financial completion, payment of dividends or distributions exceeding 25% of net profits requires the maintenance of a Debt Service Coverage Ratio of at least 1.3:1.0, and an Equity Ratio of at least 25%, as determined by a balance sheet audited by an independent firm registered with the Brazilian Securities and Exchange Commission.

In accordance with the commitments assumed by the Majority Shareholder under the letter of guarantee, any merger, consolidation or disposition of all, or substantially all, of the Majority Shareholder’s assets requires prior and express authorization of BNDES and CEF.

In March 2018, CAAP and BNDES entered into an amendment to the ICAB Loans pursuant to which (i) the interest-only period and the final maturity date were extended for an additional two years, and (ii) BNDES granted ICAB an additional loan in an amount equal to R$300.0 million (U.S.$93.1 million) under the same terms and conditions as the existing  ICAB Loans.

Brazilian Refinancing Transactions

In December 2017, we entered into amendments and extension agreements with BNDES with respect to the ICAB Loans and the ICASGA Loans.

With respect to the ICAB Loans, the amendment and extension agreements extended the final maturity and the interest-only payment terms of such loans for an additional two years, and provided an interest capitalization period for 50% of the interest due for two years. Also, such agreements increased the size of the credit facility commitments by an additional R$300.0 million (U.S.$90.7 million). We expect to repay the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement (as defined below) with new borrowings incurred in connection with the amendment and extension agreements, and the release of certain amounts held in the debt service reserve accounts as a result of the extension of the interest-only repayment terms under such BNDES credit facilities.

With respect to the ICASGA Loans, the amendment and extension agreements extended the final maturity of such loans for an additional two years, extended the interest-only payment terms of such loans for an additional three years and provided an interest capitalization period for 50% of the interest due for two years.

In connection with such amendment and extension agreements, the Majority Shareholder and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

Brazilian 2017 Financing Transactions

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, we issued a promissory note in the aggregate principal amount of R$300.0 million (U.S.$90.7 million), which would have matured on June 18, 2018. We used the proceeds of this loan to pay a portion of the concession fees due under the Brasilia Concession Agreement for 2017 and to prepay a portion of the concession fees due and payable in 2018. The loan under the Banco Santander Bridge Loan Facility was fully secured by (i) a cash deposit made by us under a time deposit pledge agreement entered on December 19, 2017 between us and Banco Santander, in the amount of R$300.0 million (U.S.$90.7 million), which was funded with the proceeds of the loans made to us under the GS Credit Agreement, the Converse Bank Credit Facility, the Julius Baer Credit Agreement as well as with available cash on hand; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframerica. The loan under the Banco Santander Bridge Loan Facility was repaid on March 14, 2018.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$48.0 million (U.S.$14.5 million). We used the proceeds of this loan to pay a portion of the concession fees due under the Brasilia Concession Agreement for 2017 and to prepay a portion of the concession fees due and payable in 2018. The obligations under the Citibank Credit Agreement were unsecured, but absolutely and unconditionally guaranteed by the Majority Shareholder. The loan under the Citibank Credit Agreement matured and was repaid on March 14, 2018.

On December 19, 2017, ICAB entered into a one year term credit agreement with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$32.0 million (U.S.$9.7 million). Obligations under the Banco Pine Credit Agreement are absolutely and unconditionally guaranteed by CAAP. Such loan is unsecured.

In February 2018, CAAP made an equity contribution to Inframerica, which in turn subscribed and paid for the issuance of new shares of ICAB, of approximately of R$148.3 million (U.S.$46.0 million) from cash in CAAP.   In March 2018, CAAP used the cash released from the guarantee deposit under the Banco Santander Bridge Loan Facility to make an equity contribution to ICASGA of R$270.0 million (U.S.$82.9 million). A substantial portion of the proceeds of these capital contributions were used to repay the existing indebtedness of these subsidiaries.

Uruguay

ACI Airport Sudamérica S.A.U. Senior Secured Guaranteed Notes

On May 7, 2015, ACI Airport Sudamérica, S.A.U. (“ACI Sudamerica”) issued U.S.$200.0 million aggregate principal amount of 6.875% senior secured guaranteed notes due 2032 (“Uruguayan Notes”).

The Uruguayan Notes are senior obligations of ACI Sudamerica and rank equally in right of payment with any existing and future obligations of ACI Sudamerica that are not subordinated in right of payment to the Uruguayan Notes, senior in right of payment to all existing and future obligations of ACI Sudamerica that are subordinated to the Uruguayan Notes, senior in right of payment to all existing and future unsecured indebtedness of ACI Sudamerica to the extent of the value of the collateral securing the Uruguayan Notes, effectively subordinated to obligations of ACI Sudamerica preferred by statute or operation of law and, until such time as Puerta del Sur becomes a guarantor, structurally subordinated to the obligations of Puerta del Sur. The holders of the Uruguayan Notes benefit from a guarantee and security package. The security package includes: (i) the pledge of all of the shares in Puerta del Sur; (ii) a pledge of all of the shares in Cerealsur S.A.; (iii) an account of Cerealsur S.A. into which certain dividend payments and other distributions from Puerta del Sur to Cerealsur S.A. will be deposited and all amounts deposited therein; (iv) an account of ACI Sudamerica into which all dividend payments and other distributions from Cerealsur S.A., to ACI Sudamerica will be deposited and all amounts deposited therein; and (v) a debt service reserve account and all the amounts deposited therein. The Uruguayan Notes are fully and unconditionally guaranteed by Cerealsur S.A. Puerta del Sur will also guarantee the Uruguayan Notes once it no longer has outstanding the 7.75% negotiable obligations due 2021 (obligaciones negociables) that it issued on April 30, 2007.

The Uruguayan Notes will mature on November 29, 2032. The principal balance of the Uruguayan Notes, together with accrued interest, will be repaid in 34 installments May 29 and November 29 of each year, commencing on May 29, 2016.

After November 29, 2022, ACI Sudamerica may redeem the Uruguayan Notes in whole or in part, at the redemption price set forth below, plus accrued and unpaid interest and additional amounts, if any; provided that if the Uruguayan Notes are redeemed in part only, at least U.S.$100.0 million principal amount shall remain outstanding after any such partial redemption.

Date of Payment	Multiplier
Beginning on November 29, 2022 and ending on November 28, 2023	103.438%
Beginning on November 29, 2023 and ending on November 28, 2024	102.292%
Beginning on November 29, 2024 and ending on November 28, 2025	101.146%
Beginning on November 29, 2025 and thereafter	100.000%
Thereafter	100.000%

In addition, ACI Sudamerica may, prior to November 29, 2022, redeem the Uruguayan Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the date of redemption, plus a make-whole premium, provided that if the Uruguayan Notes are redeemed in part only, at least U.S.$100 million principal amount shall remain outstanding after any such partial redemption. ACI Sudamerica may also redeem the Uruguayan Notes upon certain changes in tax laws and will be required to offer to redeem the Uruguayan Notes upon certain events constituting a change of control. Finally, ACI Sudamerica may redeem the Uruguayan Notes at par to cure an event constituting a retention event.

ACI Sudamerica may pay dividends or make distributions so long as no retention event or event of default has occurred and is continuing, the distributions to debt service ratio is greater than or equal to 1.2:1.0, and the historical distributions to debt service ratio is greater than or equal to 1.2:1.0.

A retention event occurs when either the distributions or historical distributions to debt service ratio is less than 1.2:1.0, a default or event of default has occurred and is continuing, a default or event of default has occurred and is continuing under the Puerta del Sur Secured Guaranteed Notes and such event has not been cured within the applicable cure periods thereunder, or either Cerealsur S.A. or Puerta del Sur is not able, for any reason, to make such dividend payments.

The distributions to debt service ratio is the ratio of  (i) the distributions or dividends of Puerta del Sur minus the fixed costs of Cerealsur and ACI Sudamerica, in each case for the most recently ended two interest periods under the Uruguayan Notes to (ii) debt service of ACI Sudamerica for the next two interest periods under the Uruguayan Notes.

Puerta del Sur Secured Guaranteed Notes

On April 30, 2007, Puerta del Sur issued U.S.$87.0 million aggregate principal amount of 7.75% secured guaranteed notes due 2021 (“Puerta del Sur Notes”). These Puerta del Sur Notes constitute direct obligations of Puerta del Sur. The Puerta del Sur Notes will mature on October 29, 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021.

The main covenants under the Puerta del Sur Notes are limitations on Puerta del Sur’s ability to incur additional indebtedness, make payments of dividends and other specifically restricted payments, sell assets, and compliance with certain financial ratios. The Puerta del Sur Notes are secured by: (i) a trust holding the credits and net funds resulting from the subscription and allocation of the Puerta del Sur Notes, and (ii) a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has the right to receive and will have the right to receive for services offered in administration, construction and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third-party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason (the “Carrasco Airport Guaranty Trust”).

Puerta del Sur may redeem all of the Puerta del Sur Notes on any interest payment date by paying the sum of the unpaid principal balance of the Puerta del Sur Notes plus the interest accrued thereon up to the date of redemption, in the event that, as determined by Puerta del Sur, modifications to the tax regime made after issuance of the Puerta del Sur Notes results in an increase of net financial cost of the Puerta del Sur Notes. In evaluating such changes that could have the affects described above, Puerta del Sur must solicit a written report from a tax specialist. Puerta del Sur must provide at least 120 days’ written notice to the trustee and the Central Bank of Uruguay prior to exercising such right.

Puerta del Sur may not declare, make or pay any dividend (i) during the period in which the Carrasco Airport is under construction (pursuant to the report issued by the independent engineer) and until the first capital payment is made or when the trustee has notified Puerta del Sur of any breach of any of its obligations under the note documents and certain of its obligations under the Carrasco Airport Guaranty Trust, and (ii) thereafter, unless the debt service coverage ratio on an annual basis exceeds 1.7x and the indebtedness ratio is less than 3.0.

Armenia

On December 15, 2015, AIA entered into a senior secured dual-currency credit facility agreement with Credit Suisse AG, London Branch, the European Bank for Reconstruction and Development, the Black Sea Trade and Development Bank and the German Investment Corporation for an aggregate principal amount of U.S.$160.0 million to refinance certain existing indebtedness and certain shareholder equity. The loan is secured by, inter alia: (i) the collateral assignment of all of the present and future rights arising from the Armenian Concession Agreement and other related agreements; (ii) a pledge over all present and future cash collateral bank accounts (iii) a pledge over all AIA shares, as well as all dividends which may be paid or become payable on such shares; and (iv) a pledge over certain movable and immoveable assets of AIA relating to the Zvartnots Airport. Principal is repaid in semi-annual installments, with final maturity on 84 months from the first disbursement under the credit facility agreement.

Under the facility agreement, AIA must maintain ratios of debt to EBITDA, debt service coverage and adjusted debt services coverage ratios at a certain level, and may not, inter alia (i) declare, make or pay any dividend or interest on any unpaid dividend or; (ii) repay or distribute any dividend or share premium reserve without the prior written consent of the facility agent; provided that AIA may make or pay such dividends if:

•	such distribution is a distribution made in accordance with the use of proceeds under the facility agreement, (i.e., to refinance shareholder’s equity);

•	the distribution is constituted by payments to International Airports Management LLC pursuant to certain management, know-how, technical and operations assistance agreement for so long as International Airports Management LLC remains a subsidiary of the Southern Cone Foundation, subject to a specified maximum amount; or

•	the following conditions are each satisfied: (i) certain financial ratios are satisfied prior to the distribution, and AIA certifies that it projects, based on reasonable assumptions, that those financial ratios will be satisfied following such distribution; (ii) during the month prior to each payment date under the credit facility an amount at least equal to the aggregate amount of (1) interest and scheduled principal repayments under the facility agreement due and payable on or prior to that payment date; and (2) interest, fees and all other financial charges (including principal repayments) in respect of any other specified financial indebtedness on or prior to that payment date, stands to the credit of a specified bank account; and (iii) no event of default under the facility agreement is continuing or would result from the making of such distribution.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS.

Our off-balance sheet risk arises principally as a result of our contingent obligations to third-party guarantors that provide performance bonds, sureties and other guarantees that are required to secure the performance of our obligations under our concession agreements. For a discussion of the performance bonds, sureties and other guarantees provided in our concession agreements, please see the following sections of  “Regulatory and Concessions Framework”: “—The AA2000 Concession Agreement—Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement,” “—Italy—The Pisa Concession Agreement—Guarantees,” “—Italy—The Florence Concession Agreement—Guarantees,” “—Brazil—The Brazilian Concession Agreement—Guarantees and Other Financial Commitments,” “—Uruguay—The Carrasco Concession Agreement—Guarantees,” “—Ecuador—Terminal Aeroportuaria de Guayaquil S.A. TAGSA Concession—Guarantee and Performance Bonds,” “—Ecuador—Aeropuerto Ecológico de Galápagos S.A. ECOGAL—Guarantee and Other Performance Bonds,” “—Peru—AAP—Guarantees and Performance Bonds” and Note 25 to our Audited Consolidated Financial Statements.

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Economico e Social “BNDES”) and Banco Citibank to ICAB, as determined by a final, non-appealable judgment of a court of competent jurisdiction. “Certain Relationships and Related Party Transactions—Other Transactions with Affiliated Entities—Registration Rights and Indemnification Agreement.”

F.	DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our Contractual Obligations

Set forth below is a tabular presentation of our contractual obligations as of December 31, 2017, for the next five years, presented by type and nature of contractual obligation:

	Payments due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Master development programs	85.0	221.9	95.6	122.1	524.6
Other capital expenditures(1)	17.7	-	0.6	8.3	26.6
Long term Borrowings – principal amont	238.3	261.9	237.5	629.4	1,367.1
Borrowing-interest payments(2)	184.5	144.5	110.5	174.1	613.5
Other liabilities reflected on our consolidated statement of financial position(3)	188.2	193.2	207.7	2,520.4	3,109.5
Total	713.7	821.5	651.9	3,454.3	5,641.3

(1)	Not including the optional capital expenditures in each country in which we operate.
(2)	Includes interest accrued as of December 31, 2017 and prospective interest.
(3)	Other liabilities reflected on our consolidated statements of financial position are mainly comprised by the concession fee payable under the Brazilian Concession Agreement.

G.	SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our officers and directors as of the date of this annual report. There are no family relationships among the directors, executive officers or between any executive officer and director other than Eduardo Eurnekian being the uncle of Martín Francisco Antranik Eurnekian. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 4, rue de la Grêve, L-1643, Luxembourg.

Name	Date of Birth	Position Held	First Appointment
Eduardo Eurnekian	December 4, 1932	Director	September 14, 2017
Martín Francisco	November 28, 1978	Director	September 14, 2017
Antranik Eurnekian		Director	September 14, 2017
Maximo Bomchil	May 13, 1950	Director	September 14, 2017
Roderick H. McGeoch	October 2, 1946	Director	September 14, 2017
David Arendt	April 4, 1953	Director	September 14, 2017
Valerie Pechon	November 10, 1975	Director	September 14, 2017
Carlo Alberto Montagna	February 27, 1964	Director	September 14, 2017

Background of Our Officers and Directors

Eduardo Eurnekian. Mr. Eduardo Eurnekian is the president of the International Raoul Wallenberg Foundation. He is a member of the Executive Committee of the International Chamber of Commerce (ICC) and vice-president of the Argentine Chamber of Commerce (Vicepresidente de la Cámara Argentina de Comercio). He was president of the Inter-American Council for Trade and Production from 2013 until 2016 (Consejo Interamericano de Comercio y Producción) and he received various international awards, among which are the 2012 Business for Peace Award (Oslo, Norway); the “Leonardo” Award (1999) by the Italian Government, a distinction that is given to the best foreign businessman; the award for the best businessman of year 2012 by the Latin-American Chamber of Commerce and Industry (Cámara de Comercio e Industria de Latinoamérica); and the Latin American Air Transport Innovators Award 2014 by IATA. In 2013 he was named Ambassador for Peace of Armenia by the United Nations. In 2017, the Brazilian government bestowed on him the Order of Rio Branco (Ordem do Rio Branco). He is Chairman and/or Director of various enterprises devoted to agribusiness, infrastructure, financing, and real estate. Mr. Eurnekian is founder and former Chairman of the Argentine Chamber of Development and Satellite Applications (Cámara Argentina de Desarrollos y Aplicaciones Satelitales), América 2 TV Channel and Cablevisión S.A. He was also Director of AM América, Radio Del Plata, FM Aspen and Metropolitana radio stations and former Editor in Chief of the newspaper El Cronista Comercial.

Martín Francisco Antranik Eurnekian. Mr. Martín Eurnekian is the chairman of AA2000 and is also the Chief Executive Officer of Corporación América Airports. He is a member of the boards of directors of the airport operating companies controlled by the group. Mr. Eurnekian has more than 15 years of experience in managing different businesses (retail, services and construction/engineering) in seven different countries (Argentina, Uruguay, Brazil, Ecuador, Peru, Italy and Armenia). In particular, Mr. Eurnekian has led the processes associated with evaluating, acquiring and constructing (or re-modeling), and is involved in the management of the following airports, in addition to Carrasco Airport: Punta del Este Airport, Guayaquil Airport, Brasilia Airport, Natal Airport, Pisa Airport and Florence Airport, among others. Mr. Eurnekian holds an Engineering degree in Information Technology from Universidad de Belgrano, Argentina.

Máximo Luis Bomchil. Mr. Bomchil is Honorary Chairman of the law firm M. & M. Bomchil, former senior and managing partner of the firm and former head of the firm’s tax department. His practice focuses on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring. Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A. He is also a syndic of Central Vuelta de Obligado S.A., ENEL Costanera S.A. and Hidroeléctrica El Chocón S.A. Mr. Bomchil has a law degree from the Catholic University of Argentina (Universidad Católica Argentina) (1973), a Juris Doctor from Ludwig Maximilian University of Munich, Germany (1976), and a Master of Laws from the University College of London University (1977).

Roderick H. McGeoch. On January 26, 2013 Mr. McGeoch became an Officer of the Order of Australia in recognition of his “distinguished service to the community through contributions to a range of organizations, and to sport, particularly through leadership in securing the Sydney Olympic Games.” He is a contributor in different social sectors including: foreign representation; arts; Trans-Tasman; telecommunications; sports; international Finance; Australia/New Zealand Leadership Forum; entertainment; law; and media and marketing. Mr. McGeoch has been a member of the Advisory Board of American Infrastructure Holdings since November 1, 2013; on November 1, 2009 he was appointed as Chairman of BGP Holdings Plc. He is also a consultant to Corporación América; a director of Destination New South; Chairman of MediaWorks as of October 31, 2013; and a director of the board of Ramsay Health Care Limited. He has served for many years of the Board of the Salvation Army Eastern Territories; is the proposed Chairman of Sentient/Corporación América; was appointed to the Sky City Board of Directors in September 2002; is deputy Chairman of Sydney Cricket Ground & Sports Trust; and in January 2005 was appointed Chairman of Vantage Private Equity Growth Limited. Mr. McGeoch holds a Bachelor of Laws degree from the University of Sydney.

David Arendt. Mr. David Arendt is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, which he joined in May 2017. He has worked in Europe and the United States in law, finance and business. Most recently he has been Managing Director of Le Freeport Luxembourg, a high tech/highly secure facility for storing valuable goods and Executive Vice President and Chief Financial Officer of Cargolux, the all-cargo carrier based in Luxembourg. He has extensive experience in the fields of law, IT, corporate control, corporate finance, project management, budgeting, long term planning and administration. His career started in Law with the leading Luxembourg law firm Arendt & Medernach and he was a member of the Luxembourg and New York bars. He is the principal and Managing Director of Arendt Capital Sàrl, a company he created in January 2017. He is Independent Director of a number of financial and commercial organizations; is a consultant in Innovatium AG; he was Executive Vice President & Chief Financial Officer of Cargolux Airlines International SA (1998-2011), Member of the Management Banque Générale du Luxembourg (now BGL BNP Paribas) (1994-1998), Vice President of Merrill Lynch (1990-1994), European Corporate Finance of Prudential Securities (1987-1990), associate at Shearman & Sterling LLP (1983-1987), associate at Debevoise & Plimpton LLP (1980-1982) and associate at Arendt & Medernach (1977-1980). Mr. Arendt holds a Licence en droit degree from the Université des Sciences Sociales, Grenoble, and a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University School of Law.

Valérie Pechon. Ms. Pechon is a founding member of Key Partners S.à r.l., a Luxembourg-based trust services provider, member of the Luxembourg Order of Chartered Accountants (Ordre des Experts-Comptables) and is an Independent and non-executive director in Luxembourg companies. From 2011 to 2016 she served as a domiciliation director (part of the extended Management Team) in Intertrust Luxembourg. She has also served as domiciliation manager in Alter Domus Luxembourg (2008-2010) and as audit assignment management–External Auditor in Deloitte Audit Luxembourg. She made a traineeship at Santiago de Chile Deloitte’s office (4 months) and was part of a case study regarding retirement fund techniques in Chile. Ms. Pechon has a four-year University degree in Business Administration (ULG-EAA) with orientation in finance.

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, where he has served since September 2014. He is a member of the board of directors of the following organizations: Credit Andorra Asset Management Luxembourg; Crediinvest Sicav; Global Investment Sicav Sif; Tailored Fund Sicav; Alessia Sicav; Pragma Sicav Sif; Simplify Sicav Sif; 8a+ Sicav; Solanum Sicav; KHG/Keystone Sicav Sif; Permian Global GP and Permian Global ManCo; Permian Holding Sàrl; Pareturn Sicav; Eurofund Sicav Sif; BOC Ucits Sicav; Infusive Sicav; Halkin Global Sicav Sif; Santander Sicav, Santander International Sicav, Numeraire Sif, MDO Group, Zest Asset Management Sicav, Plenum Sicav RAIF and Poland Direct Lending Fund Sicav RAIF. He is also Conducting Officer and Member of the Board of Method Investments Sicav and Fagus Multimanager Sicav. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007). During his service at BNY Mellon, he was a member of the board of directors of Crediinvest Sicav Luxembourg, Investcredit Sicav Luxembourg and of Goldman Sachs Structured Investments Sicav Luxembourg. He has also served at IMI Bank (Lux) S.A. Luxembourg (2002-2003) and with IMI/Sanpaolo IMI Group (1993-2003). During 2003 he served as Member of the Securities Market Commission of the ABBL as principal delegate of the Italian Banks’ Association in Luxembourg. From 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, and was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank, from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985).

Our Senior Management

Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are implemented and reports to our board of directors.

The following table sets forth certain relevant information about our officers and senior management:

Name	Date of Birth	Position Held	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Chief Executive Officer	September 14, 2017
Raúl Guillermo Francos	July 1, 1947	Chief Financial Officer	September 14, 2017
Raúl Galante	July 24, 1960	Accounting, Planning and Tax Manager	September 14, 2017
Jorge Arruda	April 9, 1968	Finance and M&A Manager	September 14, 2017
Roberto Naldi	February 17, 1953	European Business Development Manager	September 14, 2017
Andres Zenarruza	July 22, 1976	Legal Manager	September 14, 2017
Eugenio Perissé	March 2, 1959	Business Development Manager	September 14, 2017

Set forth below is a summary of the business experience of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

Raúl Guillermo Francos. Mr. Francos is our Chief Financial Officer, and has also served on AA2000’s board of directors since 2013 and as AA2000’s Chief Financial Officer since 2003. Prior to joining AA2000, he served as executive director of Interbaires. He also served for 11 years in different roles in the health insurance sector, including as planning manager and deputy general manager at HSBC Salud S.A., executive vice-chairman at OSDO and as plant engineer, plant manager, production manager and manager of business units at Grupo Ferrum Consortium. Mr. Francos has an industrial engineering degree from the Technological Institute of Buenos Aires (Instituto Tecnológico de Buenos Aires) and a Master in Business Administration from the Institute of Business Studies of Austral University (Instituto de Estudios Empresariales de la Universidad Austral).

Raúl Galante. Mr. Galante is our Accounting, Planning and Tax Manager, and he has also served as Chief Financial Officer for CAISA and Puerta del Sur, since 2008 to 2013, respectively. He also serves as director of Puerta del Sur and CAISA and as member of the board of ICASGA and ICAB. Mr. Galante has 10 years of experience in the airport industry, and his prior experience includes serving as CFO for companies of the EXXEL Group from 1998 to 2003 and as CFO of Malteria Uruguay from 1992 to 1998. Mr. Galante has a Public Accountant degree from the Universidad de la República, Montevideo, Uruguay.

Jorge Arruda. Mr. Arruda is our Finance and M&A Manager. He joined CAAP in 2014 and currently serves as Head of Finance and M&A and CEO of Inframerica Brazil. Mr. Arruda has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil.

Roberto Naldi. Mr. Naldi is our European Business Development Manager. He serves as the President of Corporación America Italia S.p.A. and is a member of the Board of Directors of the Florence Airport and Pisa Airport. Previously, he held several roles as Senior Advisor and Member of the Board across CAAP airports. Mr. Naldi holds a degree in Civil Engineering from University of Florence, Italy.

Andres Zenarruza. Mr. Zenarruza is our Legal Manager. Prior to joining us, Mr. Zenarruza practiced law in the legal department of the Corporate and Investment Bank of Citi in Argentina and as an associate at Baker and McKenzie’s Buenos Aires office. He received his law degree from the University of Buenos Aires (UBA) and a Master of Laws from the University of Cambridge in 2002. Mr. Zenarruza is a British Chevening Scholar and a Cambridge Overseas Trust Scholar.

Eugenio Perissé. Mr. Perissé is our Business Development Manager. Mr. Perissé has over 30 years of experience in airport planning, project coordination and on-site construction management. Mr. Perissé has an Architectural degree from Buenos Aires University.

B.	COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2017, the total compensation paid by us to our directors and senior management was U.S.$2.3 million. In 2016, the total compensation paid by us to our directors and senior management was U.S.$2.0 million. We intend to adopt a compensation plan during the 2018 fiscal year.

C.	BOARD PRACTICES

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home-country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A-3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

Board Committees

Our articles of association provide that the board of directors may establish committees, such as an audit committee, a compensation committee and a nomination committee, among others. The composition of any of these committees and any powers delegated thereto shall be determined by the board of directors.

Corporate Governance Code and Code of Conduct

We have adopted a corporate governance code and code of conduct applicable to all of our employees. We have also adopted an additional code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. Our articles of association require any director to refrain from voting on or approving of any related-party agreement with such director or party related to such director. Our corporate governance code, code of conduct and code of ethics provide additional procedures for the audit committee and the board of directors to identify, report, review and approve any related-party agreements with directors or senior management (or any affiliate other than us). A copy of our corporate governance code and code of conduct is available on our website at www.corporacionamericaairports.com. We expect that any amendments to such codes, or any waivers of their requirements, will be disclosed on our website.

Audit Committee

The Audit Committee currently consists of the following three directors: Valérie Pechon (President), David Arendt (Financial Expert) and Carlo Montagna (Member). Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A-3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governance code, which is available on our website. The primary responsibilities of the Audit Committee include the following:

•	overseeing management’s establishment and maintenance of adequate systems of internal accounting, auditing and financial controls;

•	reviewing the effectiveness of our legal, regulatory compliance and risk-management programs;

•	reviewing certain related-party transactions in accordance with our corporate governance code;

•	overseeing our financial reporting process, including the filing of financial reports; and

•	selecting our independent auditors, evaluating their independence and performance and approving audit fees and the services provided by them.

Executive Committee

The Executive Committee currently consists of four members: our Chief Executive Officer, our Chief Financial Officer, our Accounting, Planning and Tax Manager and our Legal Manager, as permanent members. The Executive Committee is composed of Martín Eurnekian, Raúl Francos, Raúl Galante and Andrés Zenarruza. Our Chief Executive Officer (Martín Eurnekian) is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

•	assessing and proposing business strategies, and implementing strategies and policies approved by the board of directors;

•	developing processes for the identification, evaluation, monitoring and mitigation of risks;

•	implementing appropriate internal control systems and follow-up of such system’s effectiveness, and reporting compliance with its goals to the board of directors;

•	analyzing and proposing the full year budget, and assessing mitigation of internal and market variables;

•	identifying and implementing business synergies among us and our subsidiaries; and

•	proposing the delegation of powers to officers and supervising managers, which are consistent with the policies and procedures established by the board of directors.

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members: our Chief Executive Officer, our Business Development Manager, our European Business Development Manager, our Accounting, Internal Control, Compliance & Tax Manager and our Financial and M&A Manager, as the regular members. The Acquisitions and Business Development Committee is currently comprised of Martín Eurnekian, Eugenio Perissé, Roberto Naldi and Jorge Arruda. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martin Eurnekian). The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

•	evaluating and reporting on our acquisition and business development plans, in collaboration with the board of directors;

•	assisting the board of directors with recommendations on acquisitions and business development;

•	evaluating, reporting and recommending to the board of directors specific acquisitions or business opportunities; and

•	approving new acquisitions or development opportunities within the powers delegated to the Acquisitions and Business Development Committee by the board of directors.

D.	EMPLOYEES

As of December 31, 2017, 2016 and 2015, we employed 6,102, 5,974 and 5,962 employees, respectively, of which 5,058, 4,910 and 4,880, respectively, worked on activities such as operations, maintenance, security, customer services, parking and charging of airport charges; and 1,044, 1,064 and 1,082, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate. As of December 31, 2017 and December 31, 2016, 66.8% and 54.0%, respectively, of our employees in Argentina were represented by two unions: (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico. The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016. We negotiate this collective bargaining agreement, and the other labor agreement to which we are a party, on an annual basis. We have not experienced any significant labor conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives. See “Risk Factors—Risks Related to Our Business and Industry—The majority of our workforce is unionized and we may be subject to organized labor action, including work stoppages and litigation.”

In addition, as of December 31, 2017 and December 31, 2016, 377 and 358, respectively, of our employees in Italy (approximately 51.1% and 49.7%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract. Prior to the merger that created TA in 2015, the collective corporate contract was agreed, which avoided certain liabilities in connection with the reduction in staff generated by the merger. Additional collective corporate contracts have been executed to address issues regarding operational efficiencies and reductions in operating costs.

As of December 31, 2017, 105 of our employees in Brazil (approximately 16%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2017, December 31, 2016 and December 31, 2015:

	Number of Employees
	As of December 31,
	2017	2016	2015
Operations and infrastructure	5,058	4,910	4,880
Administration	1,044	1,064	1,082
Total	6,102	5,974	5,962

E.	SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 17, 2018:

•	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all directors and executive officers as a group.

As of April 17, 2018, we had 160,022,262 issued and outstanding common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 6 Rue Eugene Ruppert, 2453 Luxembourg.

	Common shares Beneficially Owned as of April 17, 2018
	Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	82.1%
Our executive officers and directors:
Eduardo Eurnekian	0	0%
Martín Francisco Antranik Eurnekian	0	0%
Máximo Bomchil	0	0%
Roderick H. McGeoch	0	0%
David Arendt	0	0%
Valerie Pechon	0	0%
Carlo Alberto Montagna	0	0%
Raúl Guillermo Francos	0	0%
Raúl Galante	0	0%
Jorge Arruda	0	0%
Roberto Naldi	0	0%
Andres Zenarruza	0	0%
Eugenio Perissé	0	0%
All executive officers and directors as a group:	0	0%

ACI Airports S.à r.l., a holding company incorporated in Luxembourg, is 100% controlled by ACI Holding.

ACI Holding is a holding company that is 85% controlled by CAI and 15% controlled by A.C.I. Investment S.à r.l., CAI and A.C.I. Investment S.à r.l. are controlled by Liska.

Liska is controlled by SCF, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of six individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

B.	RELATED-PARTY TRANSACTIONS

We have engaged in, and we expect that we will continue to engage in, transactions with and other related parties, including, without limitation, the transactions described below. Except as described below, we believe that these arrangements generally are on terms at least as favorable as those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable services. For more information regarding our relationships and transactions with related parties, see Note 27 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled by members of the Eurnekian family. Proden provides internal auditing, management control, financial assistance and technology outsourcing services to our following subsidiaries: Puerta del Sur, CAISA, TAGSA and ECOGAL. During the years ended December 31, 2017 and December 31, 2016, we paid Proden U.S.$5.7 million and U.S.$4.4 million, respectively, corresponding to the services provided to all of our subsidiaries.

In addition, Proden leases to AA2000 the building located in Honduras 5663, City of Buenos Aires, where AA2000 has its principal office. Pursuant to the lease agreement entered into on March 1, 2008, as amended, AA2000 pays Proden a monthly rental fee of U.S.$208,290. The lease agreement with Proden expired on February 28, 2017. As of the date of this annual report, AA2000 continues to occupy the premises and is currently negotiating the extension of this lease agreement.

Helport S.A.

Helport S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Helport”). Helport is currently controlled by Corporación Constructora S.A., which in turn is indirectly controlled by SCF. Helport provides AA2000 with a broad range of construction services including the construction works currently being performed at the airport located in Tucumán, Argentina. During the years ended December 31, 2017 and December 31, 2016, AA2000 paid Helport U.S.$2.9 million and U.S.$2.7 million, respectively. As of December 31, 2017, and December 31, 2016, AA2000 owed Helport U.S.$3.7 million and U.S.$7.4 million, respectively.

Financing Agreements

CAAP

On August 1, 2016, Converse Bank, an affiliated company that is currently directly controlled by members of the Eurnekian family, granted CAAP a loan for an aggregate principal amount of U.S.$19.0 million. The loan bears an interest rate of 9.5%. The original maturity date of the loan was March 30, 2017. On March 31, 2017, the parties executed an amendment to the loan agreement whereby they agreed to extend the maturity date to March 31, 2018 and increase the interest rate to 9.75%.

On November 18, 2016, Converse Bank granted CAAP a second loan for an aggregate principal amount of U.S.$1.2 million. The loan bears an interest rate of 8.75%. The original maturity date of the loan was November 20, 2017. On November 24, 2017, the parties executed an amendment to extend the maturity date to November 20, 2018 and decrease the interest rate to 8.25%.

On December 5, 2017, we entered into a working capital facility with Converse Bank, pursuant to which Converse Bank provided a loan to CAAP in the aggregate principal amount of U.S.$1.5 million maturing on June 4, 2018. We used the proceeds of this loan for working capital purposes.

On December 15, 2017, we entered into the Converse Bank Credit Facility, pursuant to which Converse Bank provided a loan to us in the aggregate principal amount of U.S.$11.0 million maturing on June 15, 2018. We used the proceeds of this loan to fund a portion of the cash collateral deposit required by the Banco Santander Bridge Loan Facility.

All of the aforementioned loans were secured by a cash collateral deposit made by an affiliated company, which was fully repaid on February 8, 2018.

For the years ended December 31, 2017 and December 31, 2016, we had an accrued interest expense of U.S.$2.0 million and U.S.$0.8 million, respectively, in respect of these loans. As of December 31, 2017, and December 31, 2016, the total outstanding aggregate principal amount under these loans with Converse Bank was U.S.$34.2 million and U.S.$21.0 million, respectively.

On December 26, 2013, CAAP bought from Corona Trading Corporation, a subsidiary of Liska, the shares of Abafor S.A., who is a shareholder of CAISA. As of December 3, 2017 and December 31, 2016, we owed Corona Trading Corporation U.S.$1.5 million and U.S.$5.3 million, respectively, of the deferred purchase price. For the years ended December 31, 2017 and December 31, 2016, we paid interest in the amount of U.S.$0.2 million and U.S.$0.5 million, respectively, on the amount of the deferred purchase price.

On June 26, 2015, CASA assigned to CASA Inmobiliaria S.A. its rights against us in respect of our purchase price obligation related to the purchase of ICASGA. These rights were then assigned by CASA Inmobiliaria S.A. to OROTUN S.A. on April 12, 2017. For the years ended December 31, 2017 and December 31, 2016, we had accrued interest expense of U.S.$1.2 million and U.S.$1.2 million, respectively, in respect of this obligation. As of December 31, 2017 and December 31, 2016, the aggregate amount outstanding under these obligations was U.S.$26.4 million and U.S.$25.2 million, respectively. We repaid the loan with OROTUN S.A. on March 8, 2018.

As of December 31, 2017 and December 31, 2016, related parties owed CAAP and its subsidiaries U.S.$5.2 million and U.S.$8.6 million, respectively, under other related party financing agreements. For the years ended December 31, 2017 and December 31, 2016, we had accrued interest income of U.S.$0.5 million and U.S.$0.9 million, respectively, in respect of such related party financing agreements.

Corporación Aeroportuaria S.A.

On December 17, 2007, CASA granted a loan to Unitec Bio S.A., an affiliate which is indirectly controlled by SCF. Upon execution of several amendments to such loan agreement, the aggregate principal amount totaled U.S.$3.5 million. During June 2015, CASA was split off and the loan and other assets and liabilities were transferred to Corporación Aeroportuaria S.A., a shareholder of TAGSA. The loan bears an interest rate of 20%. During the years ended December 31, 2017 and December 31, 2016, the accrued interest we recorded in respect of this loan was U.S.$0.2 million and U.S.$0.2 million, respectively. As of December 31, 2017 and December 31, 2016, the total outstanding amount under this loan was U.S.$1.9 million. The loan matures in May 2018.

Other Transactions with Affiliated Companies

ECOGAL Management Support Agreement—Galapagos Airport

On April 15, 2011, ECOGAL, one of our associates, entered into a management support agreement with Corporación América Sudamericana S.A. Sucursal Ecuador (“CASA”), one of our subsidiaries. Pursuant to this management support agreement, CASA collects the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL pays CASA a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. During the years ended December 31, 2017 and December 31, 2016, ECOGAL accrued, but has not yet paid, CASA an amount of U.S.$0.7 million and U.S.$0.5 million, respectively, for the services provided. As of December 31, 2017 and December 31, 2016, ECOGAL owed CASA U.S.$2.1 million and U.S.$2.1 million respectively.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and International Airports Management LLC (“IAM”), one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014. The agreement will be effective until February 28, 2019.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM a fee equal to 5% of the aeronautical revenue of the airport, payable within 30 days of the end of each calendar month. During the years ended December 31, 2017 and December 31, 2016, AIA paid IAM an amount of U.S.$2.4 million and U.S.$2.3 million, respectively, in respect of such services. As of December 31, 2017 and December 31, 2016, AIA owed IAM U.S.$0.2 million and U.S.$0.2 million, respectively.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several other related-party agreements. During years ended December 31, 2017 and 2016, we received from related parties an amount of U.S.$2.7 million and U.S.$4.0 million, respectively, corresponding to the services provided by all of our subsidiaries. As of December 31, 2017 and December 31, 2016, we were owed U.S.$1.6 million and U.S.$2.1 million, respectively, for related-party transactions, other than those described above.

Registration Rights and Indemnification Agreement

We have entered into a registration rights and indemnification agreement with our Majority Shareholder. This agreement provides to the Majority Shareholder and its affiliate transferees up to five “demand” registrations for the sale of our common shares. Additionally, the agreement provides the Majority Shareholder and its affiliate transferees customary “piggyback” registration rights. The registration rights and indemnification agreement also provides that we will pay certain expenses relating to such registrations and indemnify the Majority Shareholder and its affiliate transferees against certain liabilities which may arise under the Securities Act.

Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Majority Shareholder under certain credit facilities provided by the BNDES and Banco Citibank to ICAB, in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction (see “Indebtedness—Brazil—ICAB”). The pro rata portion of such liabilities equals the aggregate amount of such losses, claims, damages and liabilities multiplied by the aggregate percentage of our capital stock (on a fully-diluted basis) which is not otherwise held by the Majority Shareholder and any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Company’s Audited Consolidated Financial Statements are included in Item 18.

Legal Proceedings

We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business. The material proceedings are described below.

Argentine Proceedings

Environmental Proceedings

We, our subconcessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. We have incurred and expect to continue to incur compliance costs relating to such requirements. In addition, we could be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations, even if we were not at fault or if such matters were caused by a subconcessionaire, an aeronautical customer or other third party. Following the expiration or termination of our concession agreements, we could still be held liable for environmental damages that arise after such expiration, but which were caused while we were the concessionaire. Environmental claims have been asserted against us, and additional such claims may be asserted against us in the future.

Pursuant to the Final Memorandum of Agreement entered into with the Argentine Government, dated April 3, 2007, we are required to assess and remediate environmental damage at our airports in Argentina. In accordance with section 22 of the Argentine Environmental Policies Law No. 25,675, we carry environmental insurance for Ezeiza Airport and Aeroparque Airports, which covers the cost of repairing environmental damages. We are not required to have environmental insurance for the rest of our airports in Argentina. However, in connection with any enlargements or remodeling projects undertaken at our airports, we may be required to prepare assessments of the projects’ potential environmental impacts.

In August 2005, a civil action was brought by Asociación de Superficiarios de la Patagonia, a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport and, in September 2006, AA2000 was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell Oil Company due to the fact that AA2000 manages the real property at which the environmental damages occurred. AA2000 has asserted that Shell Oil Company is solely responsible for any damages. We have not made any provisions in our financial statements to cover risks related to this proceeding. As of the date of this annual report, Shell Oil Company and ORSNA are currently jointly working in the damage remediation activities.

In August 2011, Asociación de Superficiarios de la Patagonia brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement. The administrative federal court appointed the Argentine Center of Engineers (Centro Argentino de Ingenieros) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed by AA2000 for an amount equal to AR$97.4 million (U.S.$6.1 million).

The amounts to be paid in connection with the remediation works will be considered investments under the AA2000 Concession Agreement.

Tax Proceedings Related to Technical Assistance Agreements

During 2013 and 2014, the Argentine Federal Administration of Public Income initiated three different tax assessment proceedings against AA2000, challenging the income tax deductions made by AA2000 from certain expenses and services rendered by related companies and third parties.

Two of the tax assessment proceedings were initiated against AA2000 with respect to income tax deductions in respect of services rendered by third parties. The total amount claimed under both proceedings was AR$15.0 million (U.S.$0.9 million). On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions, plus interest, through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million (U.S.$1.0 million) in 36 consecutive monthly installments. As of December 31, 2017, the outstanding amount under this facility was AR$6.6 million (U.S.$0.4 million). As of December 31, 2016, the outstanding amount under this facility was AR$12.7 (U.S.$0.8 million). As of the date of this annual report, AA2000 has paid all of the monthly installments due to date under this facility.

The third and most significant tax assessment procedure was for AR$363.0 million (U.S.$22.8 million) with respect to income tax undocumented exemptions payments (pursuant to Section 37 of the Argentine Income Tax Code). The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by Corporación América Sudamericana S.A. (“CAS”), one of its shareholders, were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of this assessment proceeding to the Argentine National Tax Court.

Although we believe that we had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017, AA2000 agreed to comply with the extraordinary regime of regularization of tax obligations set forth by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The amount that AA2000 must pay for such extraordinary regime is AR$166.3 million (U.S.$10.5 million) plus interest, in 60 consecutive, monthly installments starting in March, 2017. As of the date of this annual report, AA2000 has paid all of the monthly installments due to date.

This extraordinary regime provided important benefits such as the suspension of the ongoing tax proceedings, the termination of the actions to prosecute such tax claims (extinción de la acción penal tributaria), forgiveness of fines and other penalties and reduction of interest. Although permitted by law, AA2000 did not include the amounts due under the first facility payment regime under this extraordinary regime.

In addition, in 2013, a separate criminal proceeding was initiated by a third party against two former directors of AA2000 based on the same facts as the assessment proceedings mentioned above. The Court of first instance dismissed the claim and the prosecutor appealed the ruling. The Court of Appeals reversed the prior ruling based on the lack of evidence obtained in the original proceeding and ordered the Court of first instance to expand the fraud investigation to determine the possible connection with the assessment proceeding mentioned above. After further investigation, the Court of first instance ratified the dismissal of AA2000, which the prosecutor subsequently appealed. The Court of Appeals once again revoked the dismissal and, based on the connection of both proceedings, ordered the consolidation of the fraud and the tax assessments investigations into one proceeding. Since then, the Court of first instance on economic and criminal matters No. 11 is the intervening court for the above-mentioned proceedings, which continued as a unified criminal matter on income taxes and income tax on undocumented exemptions (pursuant to Section 37 of the Argentine Income Tax Code).

Because AA2000 agreed to pay the amounts claimed in all three tax assessment proceedings, AA2000 filed a request to suspend the ongoing criminal tax proceeding pursuant to Argentine law, which has not yet been granted by the Court. On August 25, 2017, the prosecutor challenged the request made by AA2000 to suspend the criminal proceeding, arguing that although AA2000 complied with the extraordinary regime for the services rendered by CAS, AA2000 failed to include under this extraordinary regime the services rendered by third parties. We believe that once all the installments under the extraordinary regime are fully paid, the action to prosecute tax claims based on these facts will be fully extinguished.

Brazilian Proceedings

Administrative Proceedings before the Brazilian ANAC

ICAB filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$758.0 million (U.S.$253.1 million), requesting the economic re-equilibrium of ICAB’s concession agreement based on, among other things, additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal. Claims in the amount of R$454.1 million (U.S.$120.2 million) were denied by the Brazilian ANAC, and ICAB expects to initiate an arbitration proceeding with respect to the denied claims. The remaining claims are under review by the Brazilian ANAC.

In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$196.8 million (U.S.$61.2 million) requesting the economic re-equilibrium of ICAB’s concession agreement based on, among other things, the loss of revenues as a result of modifications to the rules and regulation affecting the air traffic system in Congonhas airport. These claims are currently under review by the Brazilian ANAC.

On December 29, 2015, ICASGA filed claims in the total amount of R$1.0 billion (U.S.$263.1 million) before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government (EVTEA) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement. Claims in the amount of R$956.8 million (U.S.$251.7 million) were denied by the Brazilian ANAC, and ICASGA expects to initiate an arbitration proceeding with respect to the denied claims. The remainder of the claims are currently under review by the Brazilian ANAC.

Civil Proceedings

Inframerica and its subsidiaries are defendants in various civil lawsuits, which individually and in the aggregate are not material.

In July 2016, ICAB filed an ordinary action against the Brazilian ANAC in order to suspend the payment of the annual fixed amount payable under the concession agreement while the economic re-equilibrium is pending final judgment. With judicial authorizarion, ICAB deposited R$245.7 million (U.S.$75.4 million) with the court, which amount represents the annual fixed amount payable under the concession for 2016.

The amount of R$253.0 million (U.S.$66.5 million) related to the annual fixed amount payable for 2017 is pending judgment. However, as the process of rescheduling the annual fees payable for the remainder of the concession was agreed, on December 6, 2017, ICAB requested a waiver to terminate the proceeding. This waiver request is still under review.

Ecuadorian Proceedings

Income Tax Claim

On June 2005, under the Free Zones Law, TAGSA was granted the administration and operation of certain duty-free areas for a 20 year-period, in order to develop commercial and service activities, construction of new terminals and improvement of existing facilities. Duty-free areas are entitled to certain tax benefits, including a 100% exemption from income tax, as well as VAT, among others.

In 2010, a new Production, Commercial and Investment Code was enacted in Ecuador, which repealed the law that created tax-free zones but included a grandfather clause that sets forth that concessions granted under previous regulations were not affected by these new dispositions and will continue operating under the existing conditions at the time that the Concession Agreement was granted and during the term established thereunder.

However, the tax authority reviewed the 2010, 2012 and 2013 fiscal years and did not recognize the tax benefits granted by the Free Zones Law, and assessed additional income tax charges of U.S.$1.9 million, with interest and penalties included, for the fiscal year 2010, and U.S.$1.4 million and U.S.$2.5 million, interest and penalties not included, for fical years 2012 and 2013, respectively. TAGSA paid the amount due with respect to the 2010 fiscal year and disputed the validity of the 2012 and 2013 claims. The 2014-2016 fiscal years are open for review. TAGSA’s management believes it has arguments to support its position.

Peruvian Proceedings

Unilateral Termination of the Kuntur Wasi Concession Agreement

In June 2014, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”), of which we are a 50% owner, was awarded the Kuntur Wasi Concession Agreement. The Kuntur Wasi Concession Agreement was executed on July 4, 2014.

Through “Oficio No. 142-2017-MTC/01” dated July 13, 2017, the Peruvian Government, through the Ministry of Transportation and Communications, unilaterally terminated Kuntur Wasi’s concession based on “public interest” reasons.

On July 18, 2017, Kuntur Wasi formally notified the Peruvian Government of its disagreement with the unilateral resolution because: (i) Kuntur Wasi had fulfilled all of its contractual commitments, (ii) there was no valid justification to unilaterally terminate the Kuntur Wasi Concession Agreement and (iii) if the unilateral termination were exercised, the Peruvian Government would be obliged to compensate all the damages suffered by Kuntur Wasi. Likewise, Kuntur Wasi notified the Peruvian Government of its decision to begin the direct treatment procedure to resolve the controversy in accordance with the provisions of section 16.5 of the Concession Agreement. On January 18, 2018, the Peruvian Government unilaterally terminated this treatment procedure without reaching an agreement yet. Pursuant to the Concession Agreement, negotiations should continue through an arbitration procedure.

On September 11, 2017, Corporación América sent written notice to the Peruvian Government notifying the Peruvian Government of its non-compliance with certain Peruvian Government obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between us (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to us.

As of the date of this Annual report, the amount of damages sought by Kuntur Wasi in connection with the termination has not yet been determined.

Crimes Against the State and Money Laundering Complaint

On February 24, 2017, the Peruvian Prosecutor initiated an investigation under Peruvian Law against certain management members of Kuntur Wasi, for alleged conspiracy with governmental authorities to obtain the concession for the operation of the new Cusco Airport. On October 10, 2017, upon expiration of the statutory term for the completion of the initial investigation, the Peruvian Prosecutor filed an amendment to the complaint, which is now based on alleged instances of crimes against the state and money laundering by Kuntur Wasi under the Organized Crime Law.

As set forth by the Peruvian Prosecutor in this amended complaint, the investigation will now center around Kuntur Wasi not having funding available at the time of the award of the concession to complete the bid project, the provision of certain loans and payments made to Kuntur Wasi from Cedicor, APP, Converse Bank and Liska, and payments made to Proyecta y Construye S.A. from Kuntur Wasi in connection with engineering services for the construction of the Cusco Airport.

In confirming the judgments of the First Instance Court, the Superior Court of Justice of Lima, Perú, resolved on January 29, 2018 and January 30, 2018, that: (i) until the prosecutor properly asserts a claim of money laundering against Kunter Wasi’s Peruvian management team, the allegation of criminal activity has not been properly established. The Prosecutor was given leave to amend his complaint and -establish the accusation and properly support his request. In the absence of supporting evidence regarding the criminal complaint, the request for the lifting of bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, and Jose Balta (KW Peruvian management), as well as of Kuntur Wasi, was rejected.

In any event, we will vigorously defend against any of these allegations, as we believe such allegations are without merit.

Dividend Distribution Policy

The declaration and payment of future dividends to holders of our common shares will be at the discretion of the annual shareholders meeting and/or our board of directors, in case of interim dividend distributions, and will depend upon many factors, including our financial condition, earnings, distributable profits, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any present or future indebtedness that we or they may incur. For further information regarding the restrictions on our ability to declare and pay dividends, see “Risk Factors—Our ability to pay dividends will be affected by restrictions under Luxembourg law,” “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Description of Indebtedness.”

In addition, under Luxembourg law, at least 5.0% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below 10.0% of our issued share capital, 5.0% of net profits again must be allocated toward the reserve until such reserve returns to 10.0% of our issued share capital. If the legal reserve exceeds 10.0% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution.

B.	SIGNIFICANT CHANGES

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see note 31 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price Information

The following table sets forth, for the periods indicated, the high and low closing prices of our ordinary shares as reported by the NYSE since February 1, 2018.

	NYSE
	High	Low
	U.S.$	U.S.$
Monthly highs and lows
February 2018	17.92	15.00
March 2018	15.91	11.87
April 2018 (through April 18, 2018)	13.03	11.84

B.	DISTRIBUTION PLAN

Not applicable.

C.	MARKETS

Our common shares began trading on the NYSE under the symbol “CAAP,” in connection with our initial public offering, on February 1, 2018.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of some of the terms of our common shares, based on our articles of association. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of our articles of association, and applicable Luxembourg law, including Luxembourg corporate law.

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of Luxembourg. We are registered with the Trade and Companies Register in Luxembourg under the number B 174140. We were incorporated on December 14, 2012, under the name A.C.I. Airports International S.à r.l. The name changed to Corporación América Airports S.A. on September 14, 2017, upon conversion from a private limited liability company (société a responsabilité limitée) to a public limited liability company (société anonyme). Our registered office is currently located at rue de la Grêve L-1643 Luxembourg.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Since our incorporation, other than a capital increase by the conversion of reserves, there have been no material changes to our share capital. We have not undergone any bankruptcy, receivership or similar proceedings.

Common Shares

Common shares are issued in registered form only and no certificates will be issued. The Company is entitled to treat the registered holder of any share as the absolute owner thereof and is not bound to recognize any equitable claim or other claim or interest in such share on the part of any other person.

Issuance of Common Shares

Our shareholders have authorized the board of directors to issue common shares up to the maximum amount of the authorized unissued share capital of the Company for a period of five years from the date of the deed granting such authorization (regardless of the date of its publication on the RESA), which period may be renewed, to such persons, and on such terms and for such consideration as the board of directors may determine.

Our authorized share capital consists of 225,000,000 common shares with a nominal value of U.S.$1.00 per share. We have 160,022,262 common shares issued and outstanding shares. All of our issued and outstanding common shares will be fully paid and the board of directors cannot call on or compel our shareholders to contribute additional amounts to the Company.

Pre-emptive Rights

In the event of any capital increase whether in cash or in kind, the holders of our common shares shall have pre-emptive rights to subscribe for additional common shares proportionally to their existing equity in our share capital, except as noted below. The exercise period for such pre-emptive rights is determined by the board of directors, but must be at least 14 days from the date of the publication of the offering in the Recueil électronique des sociétés et associations and a journal published in Luxembourg. If holders of common shares do not elect to exercise their pre-emptive rights, the other holders of pre-emptive rights shall benefit from secondary pre-emptive subscription rights for unsubscribed shares; provided, however, that the general meeting (or the board of directors, as authorized by the general meeting) may limit or withdraw such pre-emptive subscription rights in accordance with applicable law and our articles of association. The board of directors is also authorized for a period of five years commencing on January 19, 2018, to cancel or limit the pre-emptive rights of the shareholders in accordance with our articles of association and in connection with the issuance of shares (i) for payment in cash or in kind, or (ii) in connection with a conversion of profits and reserves (including share premium).

Meetings of Shareholders

The board of directors shall convene at least one general shareholders meeting each calendar year (the “annual general meeting”) for the purpose of, among other things, approving the annual accounts, deciding on the allocation of the annual profit, if any, and as the case may be, electing or renewing the mandates of directors. Under Luxembourg Law, the annual general meeting must be held within six months of the end of the fiscal year. A general meeting can be adjourned at the request of one or more shareholders representing at least 10.0% of the issued share capital.

The board of directors may convene any general meeting whenever in its judgment such a meeting is necessary. The board of directors must convene a general meeting within a period of one month upon notice, which notice must set forth certain information specified in the articles of association, to the Company from shareholders holding at least the 10.0% threshold on the date of such notice. In addition, one or more shareholders who together hold at least 10.0% of the issued share capital on the date of the notice to the Company, which notice must set forth certain information specified in the articles of association, may require that the Company include on the agenda of such general meeting one or more additional items. At least eight days’ notice to shareholders is required for a general meeting. No business may be transacted at a general meeting, other than business that is properly brought before the general meeting in accordance with our articles of association.

Voting Rights

Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Luxembourg Law does not provide for cumulative voting in the election of directors. Voting of shareholders at a general meeting may be in person, by proxy or by voting bulletin. Our articles of association specify how the Company shall determine the shareholders of record entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof.

Amendments of the Articles of Association

Except where our articles of association authorize the board of directors to approve an increase in share capital and change the registered office and subsequently record such change in the presence of a Luxembourg notary, our articles of association require a special resolution approved at an extraordinary general shareholders meeting to amend the articles of association. The agenda of the extraordinary general shareholders meeting must indicate the proposed amendments to the articles of association. Any resolutions to amend the articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg Law. Resolutions to amend the articles of association may only be passed in a general meeting where at least one half of the share capital is represented, and the agenda indicates the proposed amendments to the articles of association, and the text of those which pertain to the purpose or the form of the Company. If the required quorum is not obtained, a second general meeting may be convened by an announcement filed with the Luxembourg Trade and Companies Register and published in the RESA and in a Luxembourg newspaper at least 15 days before the relevant meeting. The applicable majority shall be 66.67% of all votes validly cast.

Variation of Share Rights

Under Luxembourg Law, where a resolution of an extraordinary general shareholders meeting will change the rights of our common shares or any other outstanding class of shares, the resolution must, in order to be valid, fulfill the quorum and voting requirements for an extraordinary general meeting with respect to each such class.

Permitted Transfers of Common Shares

The common shares are freely transferable subject to compliance with transfer formalities under applicable law.

Dividend Rights

Under Luxembourg Law, dividends may only be declared from the freely available distributable reserves of the Company. Interim dividends may be declared by the board of directors, subject to certain mandatory legal requirements as detailed in the articles of association. The general shareholders meeting would in the normal course be asked to declare as final the interim dividends paid during the year. The shareholders may declare dividends at a general meeting, but, in accordance with the articles of association, such dividends may not exceed the amount recommended by the board of directors.

Dividends may be paid in U.S. dollars, Euro or any other currency chosen by the board of directors and dividends may be paid at such places and times as may be determined by the board of directors within the limits of any decision made at the general shareholders meeting. Dividends may also be paid in kind in assets of any nature, and the valuation of those assets shall be established by the board of directors according to valuation methods determined in its discretion.

Distributions on winding up of the Company

The Company may be dissolved, at any time, by a resolution of the General Meeting adopted in the manner required for amendment of the articles of association. In the event of dissolution of the Company, the liquidation shall be carried out by one or more liquidators (who may be physical persons or legal entities) appointed by the general meeting which authorized such liquidation. The general meeting shall also determine the powers and the remuneration of the liquidator(s). Under the liquidation of the Company, the surplus assets of the Company available for distribution among shareholders shall be distributed in accordance with the rules on distributions set forth in our articles of association, by way of advance payments or after payment (or provisions, as the case may be) of the Company’s liabilities.

Registration Rights and Indemnification Agreement

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. This agreement will provide to the Majority Shareholder up to five “demand” registrations for the sale of our ordinary shares. Additionally, the agreement will provide the Majority Shareholder and its affiliate transferees customary “piggyback” registration rights. The registration rights and indemnification agreement will also provide that we will pay certain expenses relating to such registrations and indemnify such holders of registrable securities against certain liabilities which may arise under the Securities Act.

Board of Directors

Our articles of association provide that our business is to be managed and conducted by or under the direction of our board of directors. In managing the business of the Company, the board of directors is vested with the broadest powers to perform or cause to be performed any actions necessary or useful in connection with the purpose of the Company. All powers not expressly reserved by the Luxembourg Companies or by the articles of association to the general shareholders meeting shall fall within the authority of the board of directors.

Our board of directors shall be composed of up to nine directors, appointed by the general shareholders meeting. The members of the board of directors shall be elected for a term not exceeding six years, and shall be eligible to stand for re-election. A director may be removed with or without cause and/or replaced, at any time, by a resolution adopted at the general shareholders meeting. The general shareholders meeting shall also determine the number of directors, the remuneration and their term of office. In the event of any director vacancy, the remaining directors may elect at a meeting of the board of directors, by majority vote, to fill such vacancy or vacancies, as the case may be, until the following general shareholders meeting.

Mergers and de-mergers

A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation, transfers to the absorbing company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, subject to certain exceptions, be approved by a special resolution of shareholders of the Luxembourg company to be held before a notary. Similarly, a de-merger of a Luxembourg company is, in principle, subject to certain exceptions subject to the approval by a special resolution of shareholders.

Shareholder Suits and Information Rights

Class actions and derivative actions are generally not available to shareholders under Luxembourg law. Minority shareholders holding securities entitled to vote at the general meeting that resolved on the granting of discharge to the directors, and holding at least 10.0% of the voting rights of the Company may bring an action against the directors on behalf of the Company.

Minority shareholders holding at least 10.0% of the voting rights of the Company may also ask the directors questions in writing concerning acts of management of the Company or one of its subsidiaries, and if the Company fails to answer these questions within one month, these shareholders may apply to the Luxembourg courts to appoint one or more experts instructed to submit a report on these acts of management. Furthermore, consideration would be given by a Luxembourg court in summary proceedings to acts that are alleged to constitute an abuse of majority rights against the minority shareholders.

Indemnification of Directors and Officers

We have amended our articles of association to provide that we will, to the extent permitted by law, indemnify our directors and officers against liability and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, if such person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The indemnification will extend, among other things, to legal fees, costs and amounts paid in the context of a settlement. We intend to enter into separate indemnification agreements with our directors and executive officers. Except for proceedings to enforce rights to indemnification or advancement of expenses, we shall not be obligated to indemnify any such officer or director in connection with a proceeding initiated by such person when such proceeding (or part thereof) was consented to by the board of directors.

Our articles of association provide that we may purchase and maintain insurance or furnish similar protection or make other arrangements, including, but not limited to, providing a trust fund, letter of credit or surety bond on behalf of our directors or officers against any liability asserted against them in their capacity as a director or officer.

Access to Books and Records and Dissemination of Information

The register of shareholders of the Company is open to inspection, at our registered office, by shareholders. Each year, the shareholders have the right to inspect, at the Company’s registered office, for at least eight calendar days prior to the annual general meeting, among other things, (i) the annual accounts, as well as the list of directors and of the statutory auditors, (ii) the report of the statutory auditors and (iii) in case of amendments to our articles of association, the text of the proposed amendments and the draft of the resulting consolidated articles of association. Each shareholder is entitled to obtain these free of charge, upon request. Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

Registrar and Transfer Agent

We have appointed American Stock Transfer & Trust Company, LLC. as our U.S. registrar and transfer agent, and all common shares and shareholders are transferred from the register held at our registered office to the register held by our U.S. registrar and transfer agent.

Repurchase of Common Shares

Pursuant to our articles of association, our board of directors may redeem our own common shares in accordance with Luxembourg Law on such terms and in such manner as may be authorized by the general meeting of shareholders in an ordinary resolution, subject to the rules of any stock exchange on which our common shares are traded.

Reduction of Share Capital

The share capital of the Company may be reduced by a resolution adopted by the general meeting of shareholders in the manner required for the amendment of the articles of association.

Non-Distributable Reserve

Our articles of association provide for the creation of a non-distributable reserve. We recorded this non-distributable reserve in the amount of U.S.$1,351.9 million resulting from the Reverse Stock Split. The non-distributable reserve may be reduced by a resolution adopted by the general meeting of shareholders or by an amendment of the articles of association.

Annual Accounts

The board of directors shall draw up the annual accounts of the Company that shall be submitted to the approval of the shareholders at the annual general meeting. Except in some cases provided for by Luxembourg Law, our board of directors must also annually prepare management reports on the annual accounts and consolidated accounts. The annual accounts and consolidated accounts are audited by an approved statutory auditor (réviseur d’entreprises agréé).

The annual accounts and the consolidated accounts, after approval by the annual ordinary general meeting of shareholders, will be filed with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés of Luxembourg).

C.	MATERIAL CONTRACTS

We have not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

D.	EXCHANGE CONTROLS

None.

E.	TAXATION

The following is a summary of the material Luxembourg and U.S. federal income tax consequences of the ownership and disposition of our common shares by persons addressed herein.

Potential investors in our common shares should consult their own tax advisors concerning the specific Luxembourg and U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Luxembourg Tax Considerations

Introduction

The following information is of a general nature only and is based on the law currently in force in Luxembourg, though it is not intended to be, nor should it be construed to be, legal or tax advice. It does not purport to be a complete analysis of all possible tax situations that may be relevant to a decision to purchase, own or deposit our common shares.

Prospective purchasers of our common shares (“Shareholders”) should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

A fixed registration duty of €75 will be payable at the moment of the incorporation of the Company and in the case of amendment of its articles of association.

From a Luxembourg tax perspective, Luxembourg companies are considered as being resident in Luxembourg provided that they have either their registered office or their central administration in Luxembourg. The Company (a fully taxable company) will be considered as a resident of Luxembourg both for the purposes of Luxembourg domestic tax law and for the purposes of the double taxation treaties entered into by Luxembourg, and should therefore be able to obtain a residence certificate from the Luxembourg tax authorities.

The Company will be liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 27.08% for the fiscal year ending on 31 December 2017 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of 4 December 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates and all deductible expenses of the Company will be deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

The Company will be subject to net wealth tax levied annually at a 0.5% rate. Under certain conditions, qualifying participations may be exempt from net wealth tax under the Luxembourg participation exemption regime.

Taxation of the Shareholders

Luxembourg tax residency of the holders of our common shares

A holder of our common shares will not become resident, nor be deemed to be resident, in Luxembourg by reason only of the holding and/or disposing of our common shares or the execution, performance or enforcement of his/her rights thereunder.

Withholding tax

Dividends paid by the Company to the Shareholders are as a rule subject to a 15% Luxembourg withholding tax of the gross dividend (17.65% of the net dividend if the Company bears the cost of the withholding tax, which is not mandatory under Luxembourg tax laws), unless a reduced withholding tax rate applies pursuant to an applicable double tax treaty or an exemption pursuant to the application of the participation exemption, and, to the extent withholding tax applies, the Company is responsible for withholding amounts corresponding to such taxation.

There is a double tax treaty between Luxembourg and the United States under which the Luxembourg withholding tax may be reduced to 5% if the beneficial owner of the dividend is a U.S. corporation that holds directly at least 10% of the voting stock of the Company (or to 0% if the beneficial owner holds at least 25% of the voting stock and certain other requirements are met). In addition, under Luxembourg domestic law, a dividend paid to a U.S. corporation may qualify for an exemption from Luxembourg withholding tax if it has held either (i) 10% of the stock of the Company or (ii) stock of the Company having an acquisition value of at least EUR1,200,000, for at least 12 months at the time of distribution. U.S. Holders should consult their own tax advisors regarding the availability to them of an exemption from Luxembourg withholding taxes.

A withholding tax exemption may apply under the participation exemption if cumulatively (i) the Shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity.

An Eligible Parent includes (a) a collective entity resident in a European Union (EU) Members State covered by Article 2 of Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different EU Member States, as amended (the “EU Parent-Subsidiary Directive”) or a Luxembourg permanent establishment thereof, (b) a collective entity resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such entity, (c) a joint-stock company or a cooperative company resident in the European Economic Area (EEA) other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such company or (d) a Swiss joint-stock company which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption or (e) a fully taxable Luxembourg resident collective entity or (f) the Luxembourg State, a Luxembourg municipality, an association of a Luxembourg municipality or an operation of Luxembourg public-law entity, (iv) a permanent establishment of an entity referred to at letters (a), (e) or (f) above. No withholding tax is levied on capital gains and liquidation proceeds.

Taxation of Dividend Income

Shareholders who are either Luxembourg resident individuals or Luxembourg fully taxable resident companies (or foreign shareholders having a permanent establishment in Luxembourg through which such Shares are held), will in principle be subject to tax at the ordinary rates on the dividends received from the Company. However, under Luxembourg tax laws currently in force, 50% of the amount of such dividend may be tax exempt at the level of these Shareholders.

The Luxembourg withholding tax levied at source on the dividends paid may, under certain conditions, be credited against the Luxembourg income tax due on these dividends.

Furthermore, certain corporate Shareholders may benefit from an exemption of Luxembourg corporation taxes on dividend income under the following conditions:

•	the Shareholder receiving the dividends is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and

•	on the date on which the income is made available, the Shareholder holds or commits to hold directly (or even indirectly through certain entities) for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least EUR1.2 million).

The Shareholder which is a Luxembourg resident entity governed by the law of 17 December 2010 on undertakings for collective investment, as amended, by the law of 13 February 2007 on specialized investment funds, as amended, by the law of 11 May 2007 on the family estate management company, as amended, or by the law of 23 July 2016 on reserved alternative investment funds and which does not fall under the special tax regime set out in article 48 thereof, is not subject to any Luxembourg corporation taxes in respect of dividends received from the Company. No tax credit is then available for Luxembourg withholding tax on dividends received from the Company.

Non-resident shareholders (not having a permanent establishment in Luxembourg through which the Shares are held) will in principle not be subject to Luxembourg income tax on the dividends received from the Company (except for the withholding tax mentioned above, if applicable).

Taxation of Capital Gains

Under current Luxembourg tax laws, capital gains realized by a Luxembourg resident individual Shareholder (acting in the course of the management of his/her private wealth) upon the disposal of his/her Shares are not subject to Luxembourg income tax, provided this disposal takes place more than six months after the Shares were acquired and he/she does not hold a substantial participation. The participation is considered as substantial (a Substantial Participation) if the Shareholder (i) holds or has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the share capital of the Company at any time during a period of five years before the realization of the capital gain or (ii) acquired his/her Shares for free during the five years preceding the disposal of his/her Shares and the previous holder of the Shares or, in the case of subsequent gratuitous transfers, one of the previous holders has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the share capital of the Company at any time during a period of five years before the realization of the capital gain.

Capital gains realized upon the disposal of Shares by a Luxembourg resident corporate Shareholder (fully subject to Luxembourg corporation taxes) are in principle fully taxable. However, an exemption from Luxembourg corporation taxes applies under the following conditions:

•	the Shareholder realizing the capital gains is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and

•	on the date on which the disposal takes place, the Shareholder has held for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least EUR6 million).

The Shareholder which is a Luxembourg resident entity governed by the law of 17 December 2010 on undertakings for collective investment, as amended, by the law of 13 February 2007 on specialized investment funds, as amended, by the law of 11 May 2007 on the family estate management company, as amended, or by the law of 23 July 2016 on reserved alternative investment funds and which does not fall under the special tax regime set out in article 48 thereof, is not subject to any Luxembourg corporation taxes in respect of capital gains realized upon disposal of its Shares.

Under Luxembourg tax laws currently in force (subject to the provisions of double taxation treaties), capital gains realized by a Luxembourg non-resident Shareholder (not acting via a permanent establishment or a permanent representative in Luxembourg through which/whom the Shares are held) are not taxable in Luxembourg unless (a) the Shareholder holds a Substantial Participation in the Company and the disposal of the Shares takes place less than six months after the Shares were acquired or (b) the Shareholder has been a former Luxembourg resident for more than fifteen years and has become a non-resident, at the time of transfer, less than five years ago.

Net Wealth Taxation

A corporate Shareholder, whether it is resident of Luxembourg for tax purposes or, if not, it maintains a permanent establishment or a permanent representative in Luxembourg through which/whom such Shares are held, is subject to Luxembourg wealth tax on such Shares, except if the Shareholder is governed by the law of 11 May 2007 on the family estate management company, as amended, by the law of 17 December 2010 on undertakings for collective investment, as amended, by the law of 13 February 2007 on specialized investment funds, as amended, by the law of 23 July 2016 on reserved alternative investment funds, or is a securitization company governed by the law of 22 March 2004 on securitization, as amended, or is a capital company governed by the law of 15 June 2004 on venture capital vehicles, as amended.

The Shareholder which is (i) a Luxembourg resident fully taxable collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a domestic permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a domestic permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State), may be exempt from Luxembourg net wealth tax on its Shares if it holds a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1.2 million.

An individual Shareholder, whether he/she is resident of Luxembourg or not, is not subject to Luxembourg wealth tax on his/her Shares.

Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable by the Shareholder upon the acquisition, holding or disposal of the Shares. However, a fixed registration duty of EUR12 may be due in the case where the shares are physically attached to a public deed or to any other document subject to mandatory registration, as well as in the case of a registration of the Shares on a voluntary basis.

When the Shareholder is a Luxembourg resident for inheritance tax assessment purposes at the time of his/her death, the Shares are included in his/her taxable estate for Luxembourg inheritance tax assessment purposes.

Luxembourg gift tax may be due on a gift or donation of the Shares if embodied in a notarial deed executed before a Luxembourg notary or recorded in Luxembourg.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”) final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date hereof and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect.

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares:

•	that is for U.S. federal income tax purposes one of the following:

o	an individual citizen or resident of the United States,
o	a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or
o	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
o	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

•	who holds the common shares as capital assets for U.S. federal income tax purposes;

•	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and

•	whose holding is not effectively connected with a business carried on through a permanent establishment in Luxembourg.

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of our common shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. An entity or arrangement treated as a partnership for U.S. federal income tax purposes, or partner in a partnership, is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the common shares.

Except as otherwise noted, this summary assumes that the Company is not a passive foreign investment company (a ”PFIC”) for U.S. federal income tax purposes, which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

Potential investors in our common shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of distributions

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the common shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC (defined below) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The common shares are expected to be listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends received on common shares will be treated, for United States foreign tax credit purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on common shares. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including any Luxembourg taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of common shares

A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other disposition of common shares, which will be long-term capital gain or loss if the U.S. Holder has held such common shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of and the amount realized on the sale or other disposition.

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2016 taxable year and does not expect to be a PFIC for its 2017 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares, gain recognized by a U.S. Holder on a sale or other disposition of a common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge at the rates generally applicable to underpayments of tax payable in those years would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent such distribution exceeds 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

A U.S. Holder who owns, or is treated as owning, PFIC stock during any taxable year in which the Company is a PFIC may be required to file IRS Form 8621 annually. Prospective purchasers should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Information reporting and backup withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Holders that hold certain specified foreign financial assets in excess of $50,000 are subject to U.S. return disclosure obligations (and related penalties). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial.

Payments of dividends and sales proceeds with respect to common shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide a correct taxpayer identification number or certification that it is not subject to backup withholding. Certain U.S. Holders are not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of common shares, including requirements related to the holding of certain foreign financial assets.

Argentine Tax Considerations

On December 27, 2017, the Argentine Congress approved a comprehensive tax reform. The tax reform was enacted through Law No. 27,430 which became effective as of January 1, 2018.

The tax reform imposes, among other things, a capital gains tax on the sale or transfer by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are met: (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity. The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform.

Since our Argentine assets currently represent more than 30% of the value of our total assets on a consolidated basis, a holder that sells or transfers our common shares, acquired after January 1, 2018, would be subject to the Argentine capital gains tax to the extent such common shares represent 10% or more of our equity. Law No. 27,340 is pending regulation by the Argentine executive branch.

Holders of our common shares are encouraged to consult their tax advisors as to the particular Argentine capital gains tax consequences of owning, selling or transferring our common shares.

F.	DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at www.corporacionamericaairports.com. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: 4, rue de la Grêve L-1643, Luxembourg. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

We are exposed to market risks arising from our normal business activities. These market risks principally involve the possibility that exchanges in exchange rates will adversely affect the value of our financial assets and liabilities, or future cash flows and earnings. Market risk is the potential loss arising from adverse changes in market rates and prices.

Exchange Rate Risk

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the Argentine peso, the Brazilian real, the euro, the Uruguayan peso and the Armenian dram against the U.S. dollar; and the Euro against the Armenian dram. We have liabilities in U.S. dollars that are exposed to foreign currency exchange rate risk. Because we borrow in the international markets to support our operations and investments, we are exposed to market risks from changes in foreign exchange rates.

As of December 31, 2017, our foreign currency-denominated borrowings amounted to an equivalent of U.S.$692.8 million, out of a total of U.S.$1,486 million. We do not hedge because a large percentage of our revenues are in U.S. dollars or linked to the U.S. dollar.

Of our total revenue for the years ended December 31, 2017 and December 31, 2016, a substantial amount was in U.S. dollars or was linked to the U.S. dollar because, for example, the revenues are calculated as a percentage of the total revenues of duty-free and other subconcessionaires generated in U.S. dollars.

Our revenues that are substantially linked to U.S. dollars are generated from the following aeronautical services: international and regional use fees, international aircraft landing charges and international aircraft parking charges. In addition, our revenues that are substantially linked to U.S. dollars are generated primarily from the following commercial services, subconcessionaires and customers: duty free royalties, fueling, handling and cargo.

We have significant monetary balances held by our subsidiaries at the end of each fiscal year that are denominated in currencies other than the functional currency of such subsidiaries. The following table sets forth a breakdown of our main monetary net assets and liabilities which may impact our profit and loss:

Currency Exposure/Functional Currency

	For the Year Ended December 31,
	2017	2016	2015
	(in thousands of U.S.$)
U.S. dollar/Argentine peso	(267,045)	(131,284)	(154,384)
Real/U.S. dollar	90,697	-	-
U.S. dollar/Armenian dram	(30,291)	(54,016)	(55,421)
Euro/Armenian dram	(50,939)	(47,473)	(51,952)
Euro/U.S. dollar	1,535	283	3,162
Uruguayan peso/U.S. dollar	11	(1,853)	(770)

In addition, we have certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. We do not enter into derivative financial instrument to cover foreign exchange risk. We manage foreign exchange risk by minimizing the net positions of assets and liabilities denominated in foreign currencies.

The relevant exposure by currency pair is set forth below in thousands of U.S. dollars:

Euro—U.S. dollar: As of December 31, 2017, 2016 and 2015, consisting primarily of euro-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries and Luxembourg entities in which the functional currency was the U.S. dollar. A change of 1.0% in the euro—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$15.4 for the year ended December 31, 2017, U.S.$2.8 for the year ended December 31, 2016 and U.S.$31.6 for the year ended December 31, 2015.

Uruguayan peso—U.S. dollar: As of December 31, 2017, 2016 and 2015, consisting primarily of Uruguayan peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries in which the functional currency was the U.S. dollar. A change of 1.0% in the URU$/U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$0.1 for the year ended December 31, 2017, U.S.$18.5 for the year ended December 31, 2016 and U.S.$7.7 for the year ended December 31, 2015.

U.S. dollar—Argentine peso: As of December 31, 2017, 2016 and 2015, consisting primarily of U.S. dollar- denominated net monetary assets and liabilities at certain Argentine subsidiaries in which the functional currency was the Argentine peso. A change of 1.0% in the AR$—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$2,670.5 for the year ended December 31, 2017, U.S.$1,312.8 for the year ended December 31, 2016 and U.S.$1,543.8 for the year ended December 31, 2015.

U.S. dollar —Armenian dram: As of December 31, 2017, 2016 and 2015, consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the drams—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$302.9 for the year ended December 31, 2017, U.S.$540.2 for the year ended December 31, 2016 and U.S.$554.2 for the year ended December 31, 2015.

Euro—Armenian dram: As of December 31, 2017, 2016 and 2015, consisting primarily of euro-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the euro-Armenian dram exchange rate would have generated a pre-tax gain/loss of U.S.$509.4 for the year ended December 31, 2017, U.S.$474.7 for the year ended December 31, 2016 and U.S.$519.5 for the year ended December 31, 2015.

Real / U.S. dollar

As of December 31, 2017 consisting primarily of Real-denominated net monetary asset at certain Brazilian subsidiaries which functional currency was the U.S. dollar. A change of 1% in the Real/ USD exchange rate would have generated a pre-tax gain / loss of U.S.$906.9 as of December 31, 2017.

Interest Rate Risk

Our interest rate risk arises from our financial borrowings. Borrowings issued at variable rates expose us to increases in interest expense when market interest rates increase, while the borrowings issued at a fixed rate expose us to fair value interest rate risk. We analyze our interest rate exposure on a dynamic basis, maintaining, pursuant to our general policy, most of our financial borrowings at a fixed rate.

We believe that a variation in the interest rates would not affect our results of operation since most of our consolidated financial and banking liabilities are tied to fixed interest rates.

The weighted average interest rate for our debt instruments denominated in Argentine pesos, euros and Brazilian reais was approximately 8.9% for the year ended December 31, 2017 and 10.5% for the year ended December 31, 2016. Our total borrowings with a variable rate amounted to U.S.$748.1 million (50.3% of total borrowings) in the aggregate at December 31, 2017, to U.S.$476.7 million (43.1% of total borrowings) in the aggregate at December 31, 2016 and to U.S.$391.5 million (36.0% of total borrowings) in the aggregate at December 31, 2015.

We estimate that, other factors being constant, a 10% increase in floating rates at year-end would decrease income before income tax expense for the years ended December 31, 2017, 2016 and 2015 by U.S.$3.8 million, U.S.$3.8 million and U.S.$0.5 million, respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

In connection with its initial public offering, the Company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Disclosure Committee as appropriate to allow timely decisions regarding required disclosure.

The Disclosure Committee is composed of the Chief Executive Officer, Martín Francisco Antranik Eurnekian: the Chief Financial Officer, Raúl Guillermo Francos; the Legal Manager, Andrés Zenarruza and the Investor Relations Manager, Gimena Albanesi. This Committee oversees and reviews all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.	MANAGEMENT’S ANNUAL ASSSESTMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Management’s Plan for Remediation of Material Weakness

We have implemented a remediation plan of the control deficiency that resulted in the material weakness in our internal control over financial reporting with respect to the accounting for the disposition of subsidiaries at the consolidated level. We have performed a risk-assessment process on a regular basis to identify, design, implement and re-evaluate our control activities related to internal control over financial reporting.

Since the remediation plan has been in place, there have not been enough opportunities to conclude, through testing, that the material weakness was fully remediated as of December 31, 2017.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report on Form 20-F does not include an attestation report of the company’s independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

D.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The activities described under the heading Management’s Plan for Remediation of Material Weakness above are changes that have materially affected, or are reasonably likely to materially affect, the effectiveness of the Company’s internal control over financial reporting during the annual period ended December 31, 2017.

ITEM 16.	Reserved

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that David Arendt qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a Corporate Governance Code and Code of Conduct that applies to all of our employees. We have also adopted an additional code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. See “Directors, Senior Management and Employees—Board Practices—Board Committees— Corporate Governance Code and Code of Conduct.”

Our Corporate Governance Code and Code of Conduct is available on the Corporate Governance section of our website at www.corporacionamericaairports.com. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request to the us at the following address: 4, rue de la Grêve L-1643, Luxembourg.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2017, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2017 and 2016 are detailed below:

	For the Year Ended December 31,
	2017	2016
	(in thousands of U.S.$)
Audit fees	3,111	909
Audit related fees	99	—
Tax fees	82	109
Other related fees	—	—
Total	3,292	1,018

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries. Includes audit fees related to our initial public offering.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Tax fees were paid for tax compliance and tax advice professional services.

All Other Fees

Fees disclosed in the table above under “All other fees” consisted primarily of fees paid for consulting services provided in connection with the review of human resources and cost related processes, and the implementation of human resources related systems.

Audit Committee’s Pre-approval Policies and Procedures

The Company’s audit committee is responsible for, among other things, the oversight of the Company’s independent auditors. The audit committee has adopted a policy of pre-approval of audit and permissible non-audit services provided by its independent auditors in its charter.

Under the policy, the audit committee makes its recommendations through the Board of Directors to the shareholders’ meeting concerning the continuing appointment or termination of the Company’s independent auditors. On a yearly basis, the audit committee reviews together with management and the independent auditor, the audit plan, audit related services and other non-audit services and approves the related fees. Any changes to the approved fees must be reviewed and approved by the audit committee. In addition, the audit committee delegated to its Chairman the authority to consider and approve, on behalf of the Audit Committee, additional non-audit services that were not recognized at the time of engagement, which must be reported to the other members of the audit committee at its next meeting. No services outside the scope of the audit committee’s approval can be undertaken by the independent auditor.

During 2017, the audit committee did not approve any fees pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under the Corporate Governance Rules of the NYSE, currently in effect, the Company is required to disclose any significant ways in which its corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standard. These significant differences are summarized below.

Our corporate governance practices are governed by Luxembourg Companies Law and our articles of association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our articles of association require the holding of such meetings and we do not have a set policy for these meetings. Our articles of association provide, however, that the board shall meet as often as required by the interests of the Company and at least four times a year, upon notice by the chairperson or by any two directors.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee (who, as already stated, are independent).

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. Our articles of association currently require us to have an audit committee composed of three members, of whom at least two must be independent (as defined in our articles of association) and our audit committee complies with such requirements. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our articles of association.

Standards for Evaluating Director Independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association require the board to express such an opinion. In addition, the definition of “independent” under the rules of the NYSE differs in some non-material respects from the definition contained in our articles of association.

Audit Committee Responsibilities

Pursuant to our articles of association, the audit committee shall assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors. The audit committee is required to review material transactions (as defined by the articles of association) between us or our subsidiaries with related parties and also perform the other duties entrusted to it by the board.

The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies. Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors, discussion of risk assessment and risk management policies, and an annual performance evaluation of the audit committee.

Shareholder Voting on Equity Compensation Plans

Under NYSE standards, shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. We do not currently offer equity-based compensation to our directors, executive officers or employees, and therefore do not have a policy on this matter.

Disclosure of Corporate Governance Guidelines

NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our articles of association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our articles of association require the adoption or disclosure of such a code of conduct. We have adopted a code of conduct that applies to all directors, officers and employees, which is posted on our website and complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, we have adopted a supplementary code of ethics for senior financial officers which is also posted on our website.

Chief Executive Officer Certification

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify the NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of the NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description

1.1	Articles of Association of Corporación América Airports S.A.

4.1	Form of Registration Rights and Indemnification Agreement, by and between A.C.I. Airports S.á.r.l. and Corporación América Airports S.A (filed as Exhibit 10.1 to Pre-Effective Amendment No. 2 to the Registrants’s Registration Statement on Form F-1, File No. 333-221916 (the “Registration Statement”) on January 10, 2018 and incorporated by reference herein)

4.2	English translation of the Concession Agreement for the operation of airports in Argentina, dated as of February 9, 1998, by and between Aeropuertos Argentina S.A. and the Argentine Government (filed as Exhibit 10.2(a) to the Registration Statement on December 6, 2017 and incorporated by reference herein)

4.3	English translation of Note 152/08 issued by ORSNA and of the Final Memorandum of Agreement by and between Aeropuertos Argentina S.A. and the Argentine Government (filed as Exhibit 10.2(b) to Pre-Effective Amendment No. 1 to the Registration Statement on December 26, 2017 and incorporated by reference herein)

4.4	English translation of the Concession Agreement for the International Airport of Brasilia, dated as of June 14, 2012, by and between Concessionária do Aeroporto de Brasilia S.A. and Agéncia Nacional de Aviação Civil (filed as Exhibit 10.3 to Pre-Effective Amendment No. 1 to the Registration Statement on December 26, 2017 and incorporated by reference herein)

4.5	English translation of the Comprehensive Management Agreement, dated as of February 6, 2003, by and between the Ministry of National Defense of Uruguay and Puerta del Sur S.A. (filed as Exhibit 10.4 to the Registration Statement on December 6, 2017 and incorporated by reference herein)

4.6	English translation of the Amendment to the Comprehensive Management Agreement, dated as of August 11, 2003, by and between the Ministry of National Defense and Puerta del Sur S.A. (filed as Exhibit 10.5 to the Registration Statement on December 6, 2017 and incorporated by reference herein)

4.7	English translation of the Amendment to the Comprehensive Management Agreement entered into on February 28, 2005, by and between the Ministry of National Defense and Puerta del Sur S.A. (filed as Exhibit 10.6 to the Registration Statement on December 6, 2017 and incorporated by reference herein)

4.8	English translation of the Amendment to the Comprehensive Management Agreement, dated as of November 17, 2003, by and between the Ministry of National Defense and Puerta del Sur S.A. (filed as Exhibit 10.7 to the Registration Statement on December 6, 2017 and incorporated by reference herein)

4.9	English translation of the Amendment to the Comprehensive Management Agreement, dated as of September 2, 2014, by and between the Executive Power - Ministry of National Defense and Puerta del Sur S.A. (filed as Exhibit 10.8 to the Registration Statement on December 6, 2017 and incorporated by reference herein)

4.10	Indenture, dated as of February 6, 2017, by and among Aeropuertos Argentina 2000 S.A., Citibank National Association, and La Sucursal de Citibank Establecida en la Republica Argentina (filed as Exhibit 10.9 to the Registration Statement on December 6, 2017 and incorporated by reference herein)

8.1	List of Subsidiaries

12.1	Certification of Martin Francisco Antranik Eurnekian, Chief Executive Officer of Corporación America Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2	Certification of Raul Guillermo Francos, Chief Financial Officer of Corporación America Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002

13.1	Certification of Martin Francisco Antranik Eurnekian, Chief Executive Officer of Corporación America Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002

13.2	Certification of Raul Guillermo Francos, Chief Financial Officer of Corporación America Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓN AMERICA AIRPORTS S.A.

	By:	/s/ Martín Francisco Antranik Eurnekian
	Name:	Martín Francisco Antranik Eurnekian
	Title:	Chief Executive Officer

	By:	/s/ Raúl Guillermo Francos
	Name:	Raúl Guillermo Francos
	Title:	Chief Financial Officer

Dated: April 27, 2018

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and 2015

R.C.S. Luxembourg B 174.140

4,rue de la Grève

L – 1643 Luxembourg

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Corporación América Airports S.A. and its subsidiaries as of December 31, 2017, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.

_______________________

/s/ Alejandro Pablo Frechou

Partner

Buenos Aires, Argentina

April 17, 2018

We have served as the Company's auditor since 2017.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

	Notes	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Continuing operations
Revenue	5	1,575,153	1,366,336	1,187,090
Cost of services	6	(1,029,983)	(859,074)	(759,155)
Gross profit		545,170	507,262	427,935
Selling, general and administrative expenses	7	(194,201)	(170,852)	(167,219)
Reversal of previous impairment/ (impairment loss)	12	3,065	(16,638)	-
Other operating income	8	19,953	16,944	15,573
Other operating expense		(4,838)	(4,903)	(2,667)
Operating income		369,149	331,813	273,622
Share of loss in associates	10,14	(15,841)	(1,306)	(69,317)
Income before financial results and income tax		353,308	330,507	204,305
Financial income	9	62,555	37,521	46,807
Financial loss	9	(302,047)	(272,951)	(199,839)
Income before income tax expense		113,816	95,077	51,273
Income tax expense	11	(46,925)	(56,359)	(44,969)
Income from continuing operations		66,891	38,718	6,304
Discontinued operations
(Loss) / Income from discontinued operations	29	-	(9,478)	108,987
Net income		66,891	29,240	115,291
Attributable to:
Owners of the parent		63,491	33,759	105,490
Non-controlling interest		3,400	(4,519)	9,801
		66,891	29,240	115,291
Earnings per share attributable to the owners of the parent	30
Weighted average number of ordinary shares (thousands)		148,118	148,118	148,118
Continuing operations
Basic and diluted earnings per share		0.43	0.29	(0.07)
Discontinued operations
Basic and diluted earnings per share		-	(0.06)	0.79
Continuing and discontinued operations
Basic and diluted earnings per share		0.43	0.23	0.71

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net income		66,891	29,240	115,291

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		18	(307)	334

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive income from associates		432	(44)	(39,999)
Currency translation adjustment		(25,585)	(48,563)	(166,597)
Other comprehensive loss of continuing operations for the year, net of income tax		(25,135)	(48,914)	(206,262)
Currency translation adjustment from discontinued operations	29	-	4,277	(4,277)
Other comprehensive income (loss) of discontinued operations for the year, net of income tax		-	4,277	(4,277)
Total other comprehensive loss for the year		(25,135)	(44,637)	(210,539)
Total comprehensive income /(loss) for the year		41,756	(15,397)	(95,248)
Attributable to:
Owners of the parent		34,926	1,477	(50,897)
Non-controlling interest		6,830	(16,874)	(44,351)
		41,756	(15,397)	(95,248)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated STATEMENT OF FINANCIAL POSITION

	Notes	At December 31, 2017	At December 31, 2016	At December 31, 2015

ASSETS
Non-current assets
Intangible assets, net	12	2,818,354	2,825,187	2,610,703
Property, plant and equipment, net	13	74,483	65,984	71,689
Investments in associates	14	13,435	10,927	14,450
Other financial assets	19	2,500	721	15,078
Deferred tax assets	15	135,327	99,258	47,643
Other receivables	16	173,393	118,074	117,291
Trade receivables	18	4,244	-	51
		3,221,736	3,120,151	2,876,905
Current assets
Inventories	17	8,564	7,664	8,224
Other financial assets	19	39,796	33,936	40,312
Other receivables	16	183,062	137,207	56,901
Current tax assets		4,621	5,720	3,739
Trade receivables	18	121,834	109,610	101,307
Cash and cash equivalents	20	221,601	212,988	184,239
		579,478	507,125	394,722
Total assets		3,801,214	3,627,276	3,271,627

EQUITY	24
Share capital		1,500,000	20	20
Free distributable reserve		385,055	1,907,328	330,007
Currency translation adjustment		(217,300)	(188,721)	(156,731)
Legal reserves		2	2	-
Other reserves		(1,344,008)	(1,344,022)	248,677
Retained earnings		138,034	74,543	40,786
Total attributable to owners of the parent		461,783	449,150	462,759
Non-controlling interests		335,359	354,174	371,342
Total equity		797,142	803,324	834,101

LIABILITIES
Non-current liabilities
Borrowings	21	1,113,655	965,672	960,316
Deferred tax liabilities	15	148,301	144,393	145,777
Other liabilities	22	1,006,792	1,049,448	847,301
Trade payables	23	3,302	1,663	2,096
		2,272,050	2,161,176	1,955,490
Current liabilities
Borrowings	21	372,790	141,569	127,250
Other liabilities	22	209,486	347,307	226,572
Current tax liabilities		21,934	60,361	7,058
Trade payables	23	127,812	113,539	121,156
		732,022	662,776	482,036
Total liabilities		3,004,072	2,823,952	2,437,526
Total equity and liabilities		3,801,214	3,627,276	3,271,627

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated statement of changes in equity

	Attributable to owners of the parent
	Share Capital	Free Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2017	20	1,907,328	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324
Shareholders contributions (Note 24a)	-	6,600	-	-	-	-	6,600	-	6,600
Refund of cash contributions (Note 24a)	-	(28,893)	-	-	-	-	(28,893)	-	(28,893)
Conversion (Note 1)	1,499,980	(1,499,980)	-	-	-	-	-	-	-
Income for the year	-	-	-	-	-	63,491	63,491	3,400	66,891
Other comprehensive (loss) / income for the year	-	-	-	(28,579)	14	-	(28,565)	3,430	(25,135)
Changes in non-controlling interests (Note 24d)	-	-	-	-	-	-	-	(25,645)	(25,645)
Balance at December 31, 2017	1,500,000	385,055	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Balance at January 1, 2016	20	330,007	-	(156,731)	248,677	40,786	462,759	371,342	834,101
Shareholders contributions (Note 24a)	-	1,577,321	-	-	(1,556,827)	-	20,494	9,018	29,512
Income / (loss) for the year	-	-	-	-	-	33,759	33,759	(4,519)	29,240
Changes in legal reserves	-	-	2	-	-	(2)	-	-	-
Changes in other reserves (Note 24b)	-	-	-	-	(35,580)	-	(35,580)	-	(35,580)
Other comprehensive loss for the year	-	-	-	(31,990)	(292)	-	(32,282)	(12,355)	(44,637)
Changes in non-controlling interests (Note 24d)	-	-	-	-	-	-	-	(9,312)	(9,312)
Balance at December 31, 2016	20	1,907,328	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324
Balance at January 1, 2015	20	906	-	-	1,178,534	(64,704)	1,114,756	351,809	1,466,565
Shareholders contributions (Note 24a)	-	329,101	-	-	(320,798)	-	8,303	-	8,303
Income for the year	-	-	-	-	-	105,490	105,490	9,801	115,291
Other comprehensive income (loss) for the year	-	-	-	(156,731)	344	-	(156,387)	(54,152)	(210,539)
Changes in other reserves (Note 24b)	-	-	-	-	(609,403)	-	(609,403)	-	(609,403)
Changes in non-controlling interests (Note 24d)	-	-	-	-	-	-	-	63,884	63,884
Balance at December 31, 2015	20	330,007	-	(156,731)	248,677	40,786	462,759	371,342	834,101

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015

Cash flows from operating activities
Income from continuing operations		66,891	38,718	6,304
Adjustments for:
Amortization and depreciation	12,13	138,130	122,882	72,247
Deferred income tax	11	(41,843)	(40,763)	(4,925)
Current income tax	11	88,768	97,122	49,894
Share of loss in associates	10	15,841	1,306	69,317
Reversal of previous impairment /(impairment loss)	12	(3,065)	16,638	-
Income/(Loss) on disposals of property, plant and equipment		3,210	21	(174)
Unpaid concession fees		44,159	40,548	32,130
Changes in liability for Brazil concessions	9	98,122	107,408	2,039
Interest expense	9	115,223	118,219	69,228
Other financial results, net		(28,955)	402	(3,538)
Loss on disposals of subsidiaries		-	897	-
Net foreign exchange	9	59,221	26,383	90,799
Other accruals		7,033	(3,196)	19,525
Acquisition of Intangible assets	12,28	(255,488)	(179,900)	(137,612)
Income tax paid		(105,716)	(20,083)	(50,555)
Changes in working capital	28	(250,953)	(153,830)	(171,086)
Net cash used in/ (provided by) operating activities		(49,422)	172,772	43,593
Net cash used in discontinued operating activities	29	-	(8,155)	(41,969)

Cash flows from investing activities
Net cash from acquisition of subsidiaries		-	-	(39,921)
Acquisition of/(cash contribution in) associates		-	10	(56,262)
Acquisition/capitalized construction expenses		-	-	(306)
Acquisition of other financial assets		(51,202)	(2,401)	(23,475)
Disposals of other financial assets		31,608	11,575	-
Purchase of Property, plant and equipment	13	(11,503)	(10,391)	(8,185)
Acquisition of Intangible assets	12	(1,664)	(848)	(386)
Net cash inflow on disposal of discontinued operations	29	-	10,381	34,033
Net cash inflow on disposal of subsidiaries/associates		-	6,988	-
Loans with related parties		(12,762)	20,261	3,026
Proceeds from sale of Property, plant and Equipment		175	269	5,097
Others		186	-	-
Net cash used in/ (provided by) investing activities		(45,162)	35,844	(86,379)
Net cash used in discontinued investing activities	29	-	(8,093)	(183,561)

Cash flows from financing activities
Proceeds from cash contributions	24	6,600	29,512	8,303
Refund of cash contributions	24	(28,893)	-	-
Proceeds from borrowings		594,439	52,099	286,839
Release of restricted cash		30,873	-	-
Loans paid	21	(250,276)	(142,693)	(157,120)
Interest paid	21	(106,953)	(48,564)	(38,334)
Guarantee deposit	16	(92,999)	-	-
Dividends distribution		(23,836)	(49,733)	(76,875)
Net cash provided by/ (used in) financing activities		128,955	(159,379)	22,813
Net cash provided by discontinued financing activities	29	-	-	196,727

Increase in cash and cash equivalents from continuing operations		34,371	49,237	(19,973)

Decrease in cash and cash equivalents from discontinued operations	29	-	(16,248)	(28,803)

Cash and cash equivalents
At the beginning of the year	20	182,116	153,889	217,133
Exchange rate income or (loss) on cash and cash equivalents		5,114	(4,762)	(14,468)
Increase in cash and cash equivalents from continuing operations		34,371	49,237	(19,973)
Decrease in cash and cash equivalents from discontinued operations		-	(16,248)	(28,803)
At the end of the year	20	221,601	182,116	153,889

See Note 28 where is disclosed the information of non-cash transactions.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Index TO the notes to the consolidated financial statements

1	General information and corporate reorganization
2	Basis of presentation and accounting policies
3	Financial risk management
4	Segment information
5	Revenue
6	Cost of services
7	Selling, general and administrative expenses
8	Other operating income
9	Financial results net
10	Share of loss in associates
11	Income tax expense
12	Intangible assets net
13	Property, plant and equipment, net
14	Investments in associates
15	Deferred income tax
16	Other receivables
17	Inventories
18	Trade receivables
19	Other financial assets
20	Cash and cash equivalents
21	Borrowings
22	Other liabilities
23	Trade payables
24	Equity
25	Contingencies, commitments and restrictions on the distribution of profits
26	Business combinations, other acquisitions and investments
27	Related party balances and transactions
28	Cash flow disclosures
29	Discontinued operations
30	Earnings per share
31	Subsequent events

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information and corporate reorganization

General Information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Perú.

Corporate Reorganization

SCF’s airport business was historically conducted through a large number of entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by SCF during all the periods presented.

In order to facilitate the Company’s initial public offering, SCF completed a reorganization (the “Reorganization”) whereby, each of the operating and holding entities under SCF´s common control, were ultimately contributed to the Company (see Note 2J). Prior to the contribution of the businesses to the Company, certain initial preparatory steps were conducted whereby certain business activities were either transferred or sold between entities in several corporate reorganization steps under local laws. None of these reorganizations affected the common control structure of the entities forming the Group. Also, certain other SCF’s businesses activities were either sold or transferred to other companies and not contributed to the Company.

The reorganization process was completed on December 22, 2016 with the contribution of the shares of American International Airports LLC, the holding company which directly and indirectly controls the airports in Armenia and Argentina, to CAAP. The contribution was made, in accordance with Luxembourg law, at its fair value of USD 1,506,867 at December 22, 2016 (Note 24).

The Reorganization was accounted for as a reorganization of entities under common control for the interests in the contributed businesses which were contributed by the controlling shareholder. As such, the transactions were accounted for under the predecessor cost method. Under the predecessor cost method, the results and financial positions of the contributed businesses were combined and consolidated with and into the Company own operations as from January 1st, 2015, as if these businesses had always been part of the Group.

In addition, in connection with the initial public offering, the Company was converted on September 14, 2017, from a Luxembourg Limited Liability Company named A.C.I. Airports International S.à r.l. into a Luxembourg Corporation and changed its name to Corporación América Airports S.A. (the “Conversion”). In conjunction with the Conversion, all of the Company’s outstanding equity interests were converted into one billion five hundred million (1,500,000,000) shares of common stock which will be held by ACI Airports S.à r.l. (the “Shareholder”). In connection with the Conversion, Corporación América Airports S.A. will continue to hold all assets of ACI and will assume all of its liabilities and obligations.

The main adjustment of the Conversion principally gave effect to the recognition of the share capital of Corporación América Airports S.A. for a total nominal value of USD 1,500 million (USD 1 per share) and the elimination of the shares of A.C.I. Airports International S.à. r.l. for a total amount of USD 20 thousands and of the Free distributable reserves for a total amount of USD 1,499.9 million.

These consolidated financial statements have been approved for issuance by the Company on April 17, 2018.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies

A.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.F.

Several balance sheet consolidated statements of final position and consolidated statement of income items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the consolidated financial statements. The statement of income is structured according to the function of expense method (nature of the expenses is classified in notes).

The consolidated financial statements are presented in thousands of U.S. Dollars unless otherwise stated. All amounts are rounded off to thousands of U.S. Dollars unless otherwise stated.

As such, insignificant rounding differences may occur. A dash (“—”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

The fiscal year begins on January 1 and ends on December 31.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

A.	Summary of significant accounting policies (Cont.)

New and amended standards adopted by the Group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing on 1 January 2017:

IAS 12, “Income tax”

In February 2016, the IASB issued certain amendments to clarify the requirements for recognition of deferred tax assets for tax unrealized losses, effective from January 1, 2017.

IAS 7, “Cash Flow Statement”

In February 2016, the IASB issued an amendment by which requires that an entity disclose information that enables users to understand the changes in liabilities arising from financing activities, effective from January 1, 2017.

The adoption of these amendments had no impact on the amounts recognized in previous years. Most modifications will also not affect current or future periods. The amendments to IAS 7 require the disclosure of changes in liabilities arising from financing activities, see Note 28.

New and amended standards not yet adopted for CAAP

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2017 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, "Financial Instruments"

IFRS 9 - Financial Instruments, and subsequent amendments, issued in July 2014. This standard is effective for fiscal years beginning January 2018 and replaces the previously issued versions and establishes new requirements for hedge accounting and a new model of impairment for financial assets.

The group has reviewed its financial assets and liabilities and is expecting the following impact from the adoption of the new standard on 1 January 2018:

The majority of the group’s financial instruments are currently classified as held to maturity. Those instruments will satisfy the conditions for classification as amortized cost and hence there will be no change to the accounting for these assets.

In respect of other financial assets measured at fair value through profit or loss, there will be no change to the accounting for these assets.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from IAS 39 Financial Instruments: Recognition and Measurement and have not been changed.

As the Group has no hedging instruments, the new hedging requirements will not affect the Group´s financial condition or results of operations.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

A.	Summary of significant accounting policies (Cont.)

New and amended standards not yet adopted for CAAP (Cont.)

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39.

It applies to financial assets classified at amortized cost, debt instruments measured at fair value measured through other comprehensive income (“FVOCI”), contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts.

According to the evaluations made to date, a non-significant increase in the estimate of losses for uncollectable is expected in approximately 2.6% of the total trade receivables. It also introduces broader disclosure requirements and changes in presentation. Therefore, the nature and extent of the disclosures of financial instruments are expected to change, particularly in the year of adoption of the new standard.

The Group will apply the new rules retrospectively as of January 1, 2018, with the practical expedients allowed by the standard.

IFRS 15, “Revenue from contracts with customers”

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2018. The Company´s management has determine that the adoption of this standard will not have a significant impact on the Company´s financial condition or results of operations.

The Group intends to adopt this standard using the modified retrospective approach, meaning that the cumulative impact of the adoption will be recognized in retained earnings as of January 1, 2018 and that comparatives will not be changed.

IFRS 16, “Leases”

In January 2016, the IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019. The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

Other standards and interpretations non-significant for the Company’s financial statements:

-Amendment to IFRS 2 - Classification and Measurement of Share-based Payment Transactions -Annual Improvements to IFRS 2014-2016 cycle.

- IFRIC 22 - Foreign Currency Transactions and Advance Consideration.

- IFRIC 23 - Uncertainty over Income Tax Treatments.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method is used to account for the business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred or assumed at the date of exchange, and the equity interest issued by the group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Accounting treatment is applied on an acquisition by acquisition basis.

The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statement of Income.

Transactions with non-controlling interests that do not result in a loss of control are accounted as equity transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains and losses have been eliminated in consolidation. However, financial gains and losses from intercompany transactions may arise when the subsidiaries have different functional currencies. These financial gains and losses are included in the Consolidated Statement of Income under Financial income and Financial loss.

(2)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor`s share of profit or loss of the investee after the date of acquisition. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

Unrealized gains or losses arising from transactions between the Group and its associates are eliminated to the extent of CAAP’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group. The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Statement of Income under Share of loss in associates and Share of other comprehensive income from associates. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

(3)	List of Subsidiaries

Detailed below are the subsidiaries of the Company which have been consolidated in the Consolidated Financial Statements. The percentage of ownership refers to the direct and indirect ownership of Corporación América Airports S.A in their subsidiaries at each period-end.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies (Cont.)

Holdings companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2017	2016	2015
Abafor S.A. (*)	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI AIA S.à r.l(*)(**)	Luxembourg	Euros	Holding company	-	100.00%	100.00%
ACI Airport Sudamérica S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A. (*)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (AIA) (*)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Cargo & Logistics S.A. (*)	Argentina	Argentine pesos	Holding company	98.63%	98.63%	98.63%
CASA Aeroportuaria S.A. (*)	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Cedicor S.A (*)	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A. (*)	Argentina	Argentine pesos	Holding company	100.00%	100.00%	100.00%
Corporación América Italia S.A.	Italy	Euros	Holding company	100.00%	100.00%	100.00%
Corporación América S.A. (*)	Argentina	Argentine pesos	Holding company	95.37%	95.37%	95.37%
Corporación América Sudamericana S.A.	Panamá	U.S. dollars	Holding company	94.68%	94.68%	94.68%
DICASA Spain S.A. (*)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
GOFI Investments S.L (*)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
Inframérica Participaçoes S.A. (*)	Brazil	Brazilian real	Holding company	99.96%	99.96%	99.96%
Yokelet S.L. (*)	Spain	Euros	Holding company	100.00%	100.00%	90.00%

(*)These companies do not have relevant net assets other than the share of ownership in the operating companies included in the table below.

(**) This company was dissolved on June 30, 2017.

Operating companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2017	2016	2015
Aerocombustibles Argentinos S.A.	Argentina	Argentine pesos	Fueling company	92.98%	92.98%	92.98%
Aeropuerto de Bahía Blanca S.A.	Argentina	Argentine pesos	Airports Operation	81.06%	81.06%	81.06%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (***)	Argentina	Argentine pesos	Airports Operation	81.29%	81.29%	81.29%
Aeropuertos del Neuquén S.A.	Argentina	Argentine pesos	Airports Operation	74.10%	74.10%	74.10%
Arrnenia International Airports CJSC	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
CAI S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A.	Argentina	Argentine pesos	Fuel plants	76.29%	76.29%	76.29%
Inframerica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	Brazil	Brazilian real	Airports Operation	50.98%	50.98%	50.98%
Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	Brazil	Brazilian real	Airports Operation	99.97%	99.96%	99.95%
Paoletti América S.A. (****)	Argentina	Argentine pesos	Service company	40.65%	40.65%	40.65%
Puerta del Sur S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A.	Argentina	Argentine pesos	Service company	80.73%	80.73%	80.73%
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (*****)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A.	Argentina	Argentine pesos	Service company	56.91%	56.91%	56.91%
Toscana Aeroporti S.p.A.	Italy	Euros	Airports Operation	51.13%	51.13%	51.13%
Villalonga Furlong S.A.	Argentina	Argentine pesos	Service company	78.91%	78.91%	78.91%

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies (Cont.)

(***) Includes a 9.35% direct interest of Cedicor S.A. in AA2000, acquired by Cedicor S.A. in 2011. This participation is subject to the authorization by the ORSNA pursuant to section 7.2 of the Argentine Concession Agreement. As of the date of issuance of these Consolidated Financial Statements, the ORSNA has not issued any resolution approving or rejecting the aforementioned transaction. While this approval is pending, all economic and political rights pertaining to the shares, including all distributed dividends, have been assigned to Cedicor S.A.

(****) The group has control over this company based on having majority representation in the board, power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(*****) The group has control over this company based on having power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

Summarized financial information in respect of each of the Group´s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	Toscana Aeroporti S.p.a.
	December 31, 2017	December 31, 2016	December 31, 2015
Non-current assets	236,893	199,316	203,251
Current assets	62,144	51,453	60,788
Total assets	299,037	250,769	264,039
Non-current liabilities	73,762	68,646	76,629
Current liabilities	89,057	63,806	67,080
Total liabilities	162,819	132,452	143,709
Equity	136,218	118,317	120,330
Revenue	154,526	141,347	152,663
Gross profit	50,269	45,057	41,438
Operating income	19,469	17,854	14,212
Financial Results	(1,630)	(1,240)	(1,894)
Share of income in associates	39	-	1,842
Income tax expense	(5,893)	(5,624)	(4,654)
Net income	11,985	10,990	9,506
Other comprehensive (income) / loss for the year	16,469	(4,643)	(10,761)
Total comprehensive income/(loss) for the year	28,454	6,347	(1,255)
Dividends paid	(10,584)	(4,268)	(3,831)

Increase/(decrease) in cash
Provided by operating activities	13,345	16,514	23,210
Used in investing activities	(19,315)	(10,170)	(7,319)
Used in financing activities	(9,981)	(10,979)	(9,634)

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies (Cont.)

	Terminal Aeroportuaria de Guayaquil S.A.
	December 31, 2017	December 31, 2016	December 31, 2015
Non-current assets	51,941	55,188	62,134
Current assets	42,760	45,053	40,520
Total assets	94,701	100,241	102,654
Non-current liabilities	6,571	11,566	8,114
Current liabilities	42,929	44,307	56,633
Total liabilities	49,500	55,873	64,747
Equity	45,201	44,368	37,907
Revenue	85,310	85,301	79,045
Gross profit	35,063	36,220	32,287
Operating income	19,087	20,626	15,806
Financial Results	(479)	(1,395)	(2,377)
Share of income in associates	-	-	-
Income tax expense	(1,653)	(1,768)	(1,466)
Net income	16,955	17,463	11,963
Other comprehensive income for the year	-	-	-
Total comprehensive income for the year	16,955	17,463	11,963
Dividends paid	(17,371)	(16,157)	(7,315)

Increase/(decrease) in cash
Provided by operating activities	24,743	26,951	20,336
Provided by/ (used in) investing activities	(24,585)	8,995	(5,303)
Used in financing activities	(23,066)	(23,397)	(20,563)

	Inframerica Conssesionária do Aeroporto de Brasília S.A.
	December 31, 2017	December 31, 2016	December 31, 2015
Non-current assets	1,267,647	1,373,179	1,114,659
Current assets	48,747	126,418	54,346
Total assets	1,316,394	1,499,597	1,169,005
Non-current liabilities	1,060,174	1,206,457	954,791
Current liabilities	250,671	211,667	94,464
Total liabilities	1,310,845	1,418,124	1,049,255
Equity	5,549	81,473	119,750
Revenue	111,259	99,889	N/A
Gross profit	14,538	19,511	N/A
Operating income	(161)	7,143	N/A
Financial Results	(116,222)	(128,403)	N/A
Share of income in associates	-	-	N/A
Income tax expense	38,798	40,425	N/A
Net loss	(77,585)	(80,835)	N/A
Other comprehensive income for the year	1,764	24,372	N/A
Total comprehensive loss for the year	(75,821)	(56,463)	N/A
Dividends paid	-	-	N/A

Increase/(decrease) in cash
Used in operating activities	(76,445)	(10,674)	N/A
Used in investing activities	(10,065)	(16,172)	N/A
Provided by financing activities	87,216	10,489	N/A

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies (Cont.)

	Aeropuertos Argentina 2000 S.A.
	December 31,	December 31,	December 31,
	2017	2016	2015
Non-current assets	707,952	544,697	487,122
Current assets	199,222	146,034	94,881
Total assets	907,174	690,731	582,003
Non-current liabilities	411,561	159,411	212,192
Current liabilities	150,225	220,822	145,767
Total liabilities	561,786	380,233	357,959
Equity	345,388	310,498	224,044
Revenue	994,782	837,380	780,870
Gross profit	360,822	339,344	283,732
Operating income	282,422	270,672	211,424
Financial Results	(52,788)	(53,036)	(135,847)
Share of income in associates	-	-	-
Income tax expense	(67,620)	(81,501)	(26,152)
Net income	162,014	136,135	49,425
Other comprehensive loss for the year	(50,945)	(49,680)	(113,471)
Total comprehensive income (loss) for the year	111,069	86,455	(64,046)
Dividends paid	(76,178)	-	-

Increase/(decrease) in cash
(Used in) /provided by operating activities	(53,509)	114,704	47,192
Used in investing activities	(185)	(1,028)	(652)
Provided by /(used in) financing activities	129,370	(79,748)	(63,915)

C	Foreign currency translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

The consolidated financial statements are presented in U.S. dollars, which is the Group´s functional and presentation currency.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included, if applicable, in “Financial income / Financial loss” in the Consolidated Statement of Income. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the “fair value gain or loss,” while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the “available for sale reserve” in equity. CAAP had no such assets or liabilities for any of the periods presented.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

C	Foreign currency translation (Cont.)

(3)	Translation of financial information in currencies other than the functional currency

Income and expenses of the subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the monthly average exchange rates. Assets and liabilities for each balance sheet presented are translated at the balance sheet date exchange rates. Translation differences are recognized in other comprehensive income as “Currency Translation Adjustments”. As of December 31, 2017, 2016 and 2015, the Company recognized a translation loss of USD 25.6 million, USD 44.3 million and USD 170.9 million, respectively, arising from the translation of the investments in Argentina, Brazil, Italia and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in income as a gain or loss from the sale of such subsidiary.

D	Intangible assets

(1)	Concession Assets

The Group, through some of its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	Puerta del Sur S.A. and C.A.I.S.A., of major airports in Uruguay (Montevideo and Punta del Este).
-	Toscana Aeroporti S.p.A. (“TA”) a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. of Brasilia and São Gonçalo do Amarante airports, respectively.
-	Terminal Aeroportuaria de Guayaquil S.A. (TAGSA) of Guayaquil airport, “José Joaquin de Olmedo”.
-	Aeropuertos Argentina 2000 S.A. 34 airports in Argentina.
-	“Armenia” International Airports CJSC of the “Zvartnots” International Airport of Yerevan, Republic of Armenia.

The concession agreements are accounted for in accordance with the principles included in IFRIC 12 “Service Concession Arrangements”. The Company recognized an intangible asset for:

a)	Fixed fees payables as the result of the acquisition of the right (license) to charge users for the service of airport concession (see Note 22),
b)	Right to obtain benefits for services provided using the assets built under the construction services performed under the concession contracts.

Acquisitions correspond, according to the terms of the Concession contract, to the improvements over existing infrastructure to increase the useful life or its capacity, or the construction of new infrastructure.

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use or sale are added to the cost of such assets until the assets are substantially ready to be used or sold.

The intangible asset for infrastructure under each concession agreement is amortized over the contract term in accordance with an appropriate method reflecting the rate of consumption of the concession asset’s economic benefits as from the date the infrastructure is brought into service.

Accounting of the fixed concession fee under the Brazilian concession agreements are described in Note 22 A.

As part of the obligations arising from the concession agreements, the Group provides construction or upgrade services. IFRIC 12 “Service Concession Arrangements” requires to recognize revenues and costs from the construction or upgrade services provided. The fair value of the construction or upgrade service is equal to the construction or upgrade costs plus a reasonable margin, which the Group has estimated at an average of 3% to 5%.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

D	Intangible assets (Cont.)

(1)	Concession Assets (Cont.)

The concession fee paid to the grantor derived from the concession agreements are recognized depending on the terms defined in the concession agreement:

a)	Fixed concession fee is recognized at the beginning of the concession as it is reliably measurable, as a counterpart an intangible asset is recognized, this type of fee is independent form the revenue.
b)	Variable fees payables that are define as a percentage over certain revenue streams, recognized monthly by monthly in the income statement.

Each operating company is responsible for obtaining the necessary guarantees for the commitments assumed in each concession. They are mostly covered by insurance that it is paid in advance and it is recorded in Other receivables, and is accrued over the life of the coverage.

Main commitments under each concession agreement are included in Note 25 b.

(2)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share of net identifiable assets, liabilities and contingent liabilities acquired as part of business combinations determined by management. Goodwill impairment reviews are performed annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Impairment losses on goodwill are not reversed. Goodwill, net of impairment losses, if any, is included on the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

E	Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenses directly attributable to the acquisition of the items.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition.

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over the estimated useful life, as follows:

Buildings and improvements	25-30 years
Plant and production equipment	3-10 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant property, plant and equipment are reviewed and adjusted, if appropriate, at each year-end date.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in “Other operating (expense) / income” in the Consolidated Statement of Income.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

E	Property, plant and equipment (Cont.)

(1)	Oil and gas exploration activities from discontinued operations

The Company applies IFRS 6 "Exploration for and Evaluation of Mineral Resources" to account for its oil and gas exploration and evaluation activities.

As a result, in accordance with IFRS 6, the Company capitalizes oil and gas exploration and evaluation expenses, such as topographical, geological, geochemical and geophysical studies; exploratory drilling; evaluation of oil and gas reserves, and mining property associated with unproven reserves, such as assets for exploration and evaluation as a special category (Exploration and evaluation assets) within Property, plant and equipment. The costs prior to obtaining an exploration permit are charged to income/loss as incurred.

This means that exploration costs are temporarily capitalized until the results of the exploration efforts are evaluated so as to determine if there are sufficient hydrocarbon reserves to commercially exploit them.

If exploration and evaluation activities do not conclude that there are sufficient hydrocarbon reserves, the amounts capitalized are charged to income/loss at the time this conclusion is reached. Exploration and evaluation assets in relation to which reserves were identified are tested for impairment, prior to reclassification of the line "Production facilities and wells".

Exploration and evaluation assets are not subject to depreciation or amortization.

(2)	Oil and gas development activities from discontinued operations

Development costs are costs incurred to develop and produce proven reserves and provide facilities for extraction, collection and storage of oil and gas. This item includes payments of exploitation concession rights, which are recorded under "Mining Property" line.

Development costs incurred to drill development wells (successful and dry) and to construct facilities or install equipment for production purposes are capitalized and classified as "Works in progress" until their completion. Once productive, these wells are reclassified to "Production facilities and wells" and depreciation begins; oil and gas production costs are charged to income/loss.

Subsequent expenses are incorporated as a cost component of these assets only if they are an improvement and/or extend the useful life and/or increase the production capacity of assets and/or it is probable that the asset generates an increase in net cash flows.

The costs of maintenance and repair that only restore production to its original level are charged to income/loss in the fiscal year they are incurred.

The costs of asset retirement obligation and well plugging obligations are capitalized at discounted value, together with the assets that gave rise (within the "Production facilities and wells" line) to them and are depreciated using the units of production method. As counterpart, a liability is recognized for this item at the estimated value of the discounted sums payable. These values are adjusted when necessary based on changes in current costs, the date on which wells will be retired and/or any other information available.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

F	Critical accounting estimates and judgments

Critical accounting estimates are those that require management to make significant judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations.

The Group’s critical accounting estimates are discussed below.

(a)	Business combinations – purchase price allocation

Accounting for business combinations requires the allocation of the Group's purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b)	Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment in associates and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Assets that have an indefinite useful life or assets not ready to use are not subject to amortization and are tested annually for impairment.

An impairment loss, if applicable, is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Prior impairments of nonfinancial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

A previously recognized impairment loss is reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the Consolidated Statement of Income.

(c)	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

F	Critical accounting estimates and judgments (Cont.)

(d)	Application of IFRIC 12

The Group has carried out a comprehensive implementation of the standards applicable to the accounting treatment of their concession and has determined that, among others, IFRIC 12 is applicable. The Group treats their investments related to improvements and upgrades to be performed in connection with the concession obligation under the intangible asset model established by IFRIC 12, as all investments required by the concession obligation, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the concession obligation have a direct correlation to the amount of fees the Group will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Group will be able to generate. As a result, the Group defines all expenditures associated with investments required by the concession obligation as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations, the Group could be subject to sanctions and the concessions could be revoked.

G	Inventories

Inventories are stated at the lower of cost and net realizable value.

Net realizable value is the estimated price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the weighted averaged principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

If applicable, the Group establishes an allowance for obsolete or slow-moving inventory related to finished goods. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging.

H	Trade and other receivables

Trade and other receivables are initially recognized at fair value, generally the original invoice amount and are subsequently measured at amortized cost. The Group analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due with a provision for bad debts. Additionally, this provision is periodically assessed based on the aging of receivables.

I	Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, mutual funds and short-term investments with an original maturity of three months or less at the date of purchase which are readily convertible to known amounts of cash.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities. For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes bank overdrafts.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

J	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

-	The share capital, legal reserve and free distributable reserves calculated in accordance with Luxembourg Law;
-	The currency translation adjustment, other reserves, retained earnings and non-controlling interest.

(2)	Share capital

Share capital is stated at nominal value. The Company had an authorized share capital of 20,000 shares having a nominal value of USD 1 per share as of December 31, 2016 and 2015. According to Note 1 and as a consequence of the Conversion of the Company the share capital as of December 31, 2017 has a nominal value of USD 1,500 million (USD 1 per share). All issued shares are fully paid.

Pursuant to Luxembourg regulations, contributions in kind made by shareholders must be at fair value and must be considered as Free Distributable Reserve.

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Managers in accordance with the by-laws of the Company. Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25 c.).

(4)	Other reserves

As mentioned in Note 1, the reorganization was accounted for as a reorganization of entities under common control, using the predecessor cost method. The net effect was recorded in Net Equity under Other Reserves. Moreover, in 2016, and considering that the shares of America International Airports (“AIA”) were contributed to the Free Distributable Reserves of the Company at the fair value a significant negative amount was included in Other Reserves to reflect the reduction to the predecessor´s cost of the shares.

(5)	Non-controlling interest

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of Corporación América Airports S.A.

K	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequently borrowings are measured at amortized cost.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

L	Current and Deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Income, except for tax items recognized in the Consolidated Statement of Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Group entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income taxes recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, and the effect of valuation on fixed assets, inventories and provisions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, CAAP reassesses unrecognized deferred tax assets. The group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

M	Employee benefits

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

Some entities of the Group have long term employee benefits that are unfunded defined benefit plan in accordance with IAS 19 - “Employee Benefits”.

The company calculates annually the provision for employee retirement cost based on actuarial calculations performed by independent professionals using the Projected Unit Credit Costs method. The present value of the defined benefit obligations at each year-end is calculated discounting estimated future cash outflows at an annual rate equivalent to the average rate of high quality corporate bonds, which are denominated in the same currency in which the benefits will be paid, and whose terms approximate the terms of the pension obligations.

Service cost and interest cost are recognized in the income statement, with actuarial gains and losses arising from changes in actuarial assumptions are recognized in the Consolidated Statement of Comprehensive Income.

Actuarial assumptions include variables such as, in addition to the discount rate, death rate, age, sex, years of service, current and future level of salaries, turnover rates, among others.

N	Provisions

Provisions for legal claims and other charges are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

N	Provisions (Cont.)

The concession agreements in the different jurisdictions include certain commitments to be complied by each company. These commitments can be grouped in two categories:

• Works that can be classified as standard maintenance of the infrastructure, which are expensed as incurred

• Major scheduled maintenance and refurbishments of the infrastructure in the future.

Since IFRIC 12 does not recognize infrastructure as property, plant and equipment, rather as a right to charge customers for the use of the infrastructure, major refurbishments and renewals to be performed in future years to maintain or restore the infrastructure asset to its level of functionality, operation and safety should be recognized in accordance with IAS 37 - Provisions, Contingent Liabilities and Assets (unless the grantor agrees to reimburse the operator).  Provision is recorded at the best estimate of the amount of the expenditure expected to be incurred to perform the major overhaul or restoration work, discounted using a rate that reflects time value of money and risks involved.

O	Trade payables

Trade payables are initially recognized at fair value, generally the nominal invoice amount and are subsequently measured at amortized cost.

P	Concession fee payable

Each concession agreement determines different types of concession fees to be paid to the corresponding regulatory authority. Fees could be fixed or variable. Some concession agreements establish both a minimum fixed payment, and an additional variable amount if certain conditions are met (such as a minimum number of passengers, among others).

For those concession agreements that require payment of a fixed amount, the Company recognized the obligation at present value. The increase in the provision due to the passage of time is recognized as interest expense. The variable concession fees paid to the grantor derived from the concession agreements are recognized as cost of the period. The fixed concession fee payable pursuant to the Brazilian concession agreements are capitalized at inception of the agreement as concession assets- intangible asset.

Q	Revenue recognition

Revenue from airports operations includes:

-Aeronautical revenues, which are those generally regulated under each airport’s concession agreement. It consists of passengers’ departure fees, landing, parking and other fees paid by the airlines.

- Commercial revenues: those are typically not regulated under the applicable concession agreement. Commercial revenues are leases and/or rent fees from retail (including duty free), food and beverage, services and car rental companies, advertising and car parking, fueling charges and cargo fees, among others.

- Construction service revenues: IFRIC 12 requires to recognize revenues and costs from the construction or upgrade services provided. Construction service revenue equals the construction or upgrade costs plus a reasonable margin.

Revenue is recognized when the amount of revenue may be reliably measured; it is probable that economic benefits associated with the transaction will flow to the Company, and when collection is reasonably assured.

Revenue is shown net of value-added tax and discounts. Intercompany balances with subsidiaries have been eliminated in consolidation.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

R	Cost of services and other expenses

Cost of services and expenses are accrued and recognized in the Consolidated Statement of Income.

Construction service cost: IFRIC 12 requires to recognize revenues and costs from the construction or upgrade services provided. Construction service revenue equals the construction or upgrade costs plus a reasonable margin.

Commissions, freight and other selling expenses, including services and fees, office expenses and maintenance, are recorded in Selling, general and administrative expenses in the Consolidated Statement of Income.

S	Government grant

As consideration for having granted the concession of the Group A of the Argentine Airports, AA2000 assigns to the Government 15% of the total revenues of the concession, 2.5% of such revenues are destined to fund the investments commitments of AA2000 corresponding to the investment plan under the concession agreement by means of a trust in which AA2000 is the settlor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and constructors of the airports’ works. The funds in the trust are used to settle the accounts payable to suppliers of the infrastructure being built in the Argentine Airport System. As per IAS 20, the benefit received by AA2000 qualifies as a grant related to income on a monthly basis that it is recognized at fair value since there is a reasonable assurance that such benefit will be received.

T	Financial instruments

Non derivative financial instruments comprise investments in debt instruments, corporate bonds, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. The Group’s non derivative financial instruments are classified into the following categories:

▪	Financial assets at amortized cost: comprise trade receivables, other receivables and cash and cash equivalents and are measured at amortized cost using the effective interest method less any impairment.

▪	Financial assets at fair value through profit or loss: comprise corporate bonds and are measured at its fair value. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

▪	Financial liabilities: comprises borrowings, trade payables and other liabilities and are measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized on the trade-date, and derecognized on their realization or settlement date.

Gains and losses from financial assets measured at amortized cost and which are not part of a hedging relationship are recognized through profit or loss when the financial asset is derecognized or impaired by the amortization process using the effective interest rate method.

Gains or losses on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the profit or loss statement within other gains/(losses) in the period in which it arises. Interest income from these financial assets is included in the finance income.

U	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker ("CODM"), which is the Group´s Board. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 4.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

U	Segment information (Cont.)

For management purposes, the Company analyzes its business based on the geographic perspective, the country where the airports are located. Therefore, the Company identified the following segments: Argentina, Brazil, Uruguay, Ecuador, Italy, Armenia and Perú. Others include all other business activities that are not required to be separately reported. Assets, liabilities and results from holding companies are included as Unallocated.

3 Financial Risk Management

The Group’s operations expose it to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and liquidity risk.

The Group manages its financial risk exposure independently at each operating subsidiary, however, decisions are discussed by the Board of Directors (“BOD”) members.

The most significant financial risks to which the Group is exposed are detailed below.

A. Financial Risk Factors

(i)	Market risk

•	Foreign exchange risk

The Group operates in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. In addition, the Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. CAAP does not enter into derivative financial instruments to cover foreign exchange risks. In order to manage foreign exchange risk, the Group policy consists in minimize net positions of assets and liabilities denominated in foreign currencies.

The value of the Group’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries. However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. There are significant monetary balances held by the Group companies at each period-end that are denominated in others currencies (non-functional currency). The following table provides a breakdown of the Group’s main monetary net assets and liabilities which impact the Group’s profit and loss:

Currency Exposure / Functional currency	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015

U.S. dollar / Argentine Peso	(267,045)	(131,284)	(154,384)
Real / U.S. dollar	90,697	-	-
Euro / Armenian dram	(50,939)	(47,473)	(51,952)
U.S. dollar / Armenian dram	(30,291)	(54,016)	(55,421)
Euro / U.S. dollar	1,535	283	3,162
Uruguayan peso / U.S. dollar	11	(1,853)	(770)

The relevant exposures correspond to:

▪	U.S. dollar / Argentine Peso

As of December 31, 2017 and 2016 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency was the Argentine Peso. A change of 1% in the AR$/ USD exchange rate would have generated a pre-tax gain / loss of USD 2,670.5 as of December 31, 2017 (USD 1,312.8 and USD 1,543.8 as of December 31, 2016 and 2015 respectively).

▪	Real / U.S. dollar

As of December 31, 2017 consisting primarily of Real-denominated net monetary asset in CAAP which functional currency was the U.S. dollar. A change of 1% in the Real/ USD exchange rate would have generated a pre-tax gain / loss of USD 906.9 as of December 31, 2017.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

▪	Euro / Armenian dram

As of December 31, 2017 and 2016 consisting primarily of Euro -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency was the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax gain / loss of USD 509.4 as of December 31, 2017 (USD 474.7 and USD 519.5 as of December 31, 2016 and 2015 respectively).

▪	U.S. dollar / Armenian dram

As of December 31, 2017 and 2016 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency was the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 302.9 as of December 31, 2017 (USD 540.2 and USD 554.2 as of December 31, 2016 and 2015 respectively).

▪	Euro / U.S. dollar

As of December 31, 2017 and 2016 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries and Luxembourg entities which functional currency was the U.S. dollar. A change of 1% in the Euro/ USD exchange rate would have generated a pre-tax gain / loss of USD 15.4 as of December 31, 2017 (USD 2.8 and USD 31.6 as of December 31, 2016 and 2015 respectively).

▪	Uruguayan peso / U.S. dollar

As of December 31, 2017 and 2016 consisting primarily of Uruguayan Peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries which functional currency was the U.S. dollar. A change of 1% in the URU$/ USD exchange rate would have generated a pre-tax gain / loss of USD 0.1 as of December 31, 2017 (USD 18.5 and USD 7.7 as of December 31, 2016 and 2015 respectively).

(ii)	Interest rate risk

The Group's interest rate risk principally arises from long-term borrowings (Note 21). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group's fixed-rate and floating-rate borrowings as of December 31, 2017, 2016 and 2015.

	At December 31,
	2017	2016	2015
Fixed rate	738,320	630,541	696,066
Variable rate	748,125	476,700	391,500
	1,486,445	1,107,241	1,087,566

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would decrease profit before income tax for the year ended December 31, 2017, 2016 and 2015, USD 4,115, USD 3,846 and USD 518 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group's financial instruments. The actual impact of rate changes on the Group's financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk

The financial instruments that could be subject to concentration of credit risk consist of cash, cash equivalents, accounts receivable and short term investments.

The Group places its cash and cash equivalents and short term investments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not experienced significant losses from those assets.

Each subsidiary is responsible for managing and analyzing credit risk of its accounts receivable, for each of their new customers before standard payment and delivery terms and conditions are offered. There is no significant concentration of credit risk from customers.

The Group credit policies with customers are designed to identify customers with acceptable credit history. The Group recognized provision for bad debts to cover impairment for potential credit losses. The credit quality of the financial assets that are not yet due and not impaired can be assessed based on the credit qualification (“rating”) granted by entities external to the Group or through the historical rates of uncollectibility. Based on these rates, Trade Receivables as of December 31, 2017, 2016 and 2015, are composed by existing customers/related parties (more than 6 months) with no defaults in the past.

(iv)	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group's cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates on the key profitability, liquidity and balance sheet ratios.

The Group's debt positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed, by spreading the repayment dates and extending facilities.

As of December 31, 2017 the Company shows working capital deficiency mainly due to short-term banking letter of credits entered by CAAP, ICAB and ICASGA in such month. This deficiency was remediated with the uses of proceeds of the Initial Public Offering and specially with the amendments and extension agreements with BNDES with respect to the ICAB and ICASGA loans, which extended the final maturity, provided an interest capitalization period and increased the size of the credit facility commitments which allows the repayments of the short-term loans and improve in consequence the working capital position.

Liquid financial assets as a whole (comprising cash and cash equivalents) were 5.81% of total assets at the end of 2017 compared to 5.87% and 5.63% at the end of 2016 and 2015 respectively. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(v)	Capital Management

The capital structure of the Group consists of shareholders' equity and short-term to long-term net borrowings. The type and maturity of the Group's borrowings are analyzed further in Note 21. The Group's equity is analyzed into its various components in the statement of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce cost of capital.

	At December 31,
	2017	2016	2015
Borrowings	1,486,445	1,107,241	1,087,566
Less: Cash and cash equivalents	(221,601)	(212,988)	(184,239)
Net borrowings	1,264,844	894,253	903,327
Equity	797,142	803,324	834,101

Debt ratio	159%	111%	108%

According to note 3 A (iv) and note 22 the debt ratio as of December 31, 2017 has increased as a consequence that the Group entered into certain banking letters of credit as of December, 2017 and is amending the credit facility agreements with BNDES. The company used the proceeds of these loans to pay a portion of the concession fees due under the Brasilia Concession Agreement and prepay a portion of the concession fees due and payable in 2018. Moreover, in February 2017, and according to note 21, AA2000 has issued senior secured notes in order to reduce the cost of capital and with the objective to finance infrastructure works required under the investment plan besides to refinance the liabilities of the company including the redemption in full of the notes issued in 2010.

B. Financial instruments by category

December 31, 2017	Assets at fair value through profit and loss	Assets at amortized cost	Total
Assets as per the statement of financial position
Trade receivables	-	126,078	126,078
Other receivables	-	293,578	293,578
Other financial assets (*)	16,214	26,082	42,296
Cash and cash equivalents	-	221,601	221,601
Total	16,214.00	667,339	683,553

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Liabilities as per the statement of financial position
Borrowings	-	1,486,445	1,486,445
Trade payables and other liabilities	-	1,198,562	1,198,562
Total	-	2,685,007	2,685,007

(*) Other financial assets measured at fair value are Level 1 hierarchy.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

B. Financial instruments by category (Cont.)

December 31, 2016	Assets at fair value through profit and loss	Assets at amortized cost	Total
Assets as per the statement of financial position
Trade receivables	-	109,610	109,610
Other receivables	-	193,087	193,087
Other financial assets	-	34,657	34,657
Cash and cash equivalents	-	212,988	212,988
Total	-	550,342	550,342

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Liabilities as per the statement of financial position
Borrowings	-	1,107,241	1,107,241
Trade payables and other liabilities	-	1,434,901	1,434,901
Total	-	2,542,142	2,542,142

December 31, 2015	Assets at fair value through profit and loss	Assets at amortized cost	Total
Assets as per the statement of financial position
Trade receivables	-	101,358	101,358
Other receivables	-	122,072	122,072
Other financial assets	-	55,390	55,390
Cash and cash equivalents	-	184,239	184,239
Total	-	463,059	463,059

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Liabilities as per the statement of financial position
Borrowings	-	1,087,566	1,087,566
Trade payables and other liabilities	-	1,140,966	1,140,966
Total	-	2,228,532	2,228,532

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

D. Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Corporación América Airports S.A. Consolidated Financial Statements for the years ended
December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4	Segment information

The Company presents its segment information for airports, which are considered as strategic business units, not by type of service. All airports provide similar services to their customers. For each one of the strategic business units the Group Board, composed of the CEO, the CFO and the corporate planning manager, assesses the Group's performance from a geographic perspective and by types of activities (Airports and Others) of which seven segments have been identified to be reported:

1. Argentina

2. Brazil

3. Uruguay

4. Armenia

5. Ecuador

6. Italy

7. Perú

The activities carried out by the Group are as follows:

Airports: It relates to the operation of airport concessions in the geographic areas mentioned above.

Others: These are represented by the businesses that are not operation of airport concessions (for example: TCU S.A. and Aerocombustible S.A.)

All other segments - Assets and results of the subsidiaries that are holding companies are not analyzed by the CODM, therefore they are not separately included in the reports provided to the Board. The results of the operations of holding companies are included in the "unallocated" column. The column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The results, assets and liabilities of companies that are not related to the airport business are included in the Discontinued Operation column. The main businesses that were sold by the Group are: an oil company (Latin Exploration S.A.), construction companies (Helport do Brasil and Helport S.A.) and electricity companies (Hidroaconcagua).

The performance of each segment is measured by its adjusted EBITDA from continuing operations, defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, depreciation and amortization for such segment. Adjusted EBITDA from continuing operations excludes certain items that are not considered part of Group´s core operating results; specifically, financial income, financial loss, income tax expense, depreciation and amortization are not allocated to Group´s reportable segments.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4	Segment information (Cont.)

Geographical information

	Argentina		Brazil	Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total Continuing operations	Total Discontinued operations (Note 29)
Year ended December 31, 2017
Revenue	1,000,303	422	128,842	100,553	15,774	94,464	85,310	154,526	-	(10,191)	5,150	1,575,153	-
Cost of services	(638,216)	(144)	(116,164)	(48,371)	(12,184)	(52,863)	(50,247)	(104,257)	-	6,778	(14,315)	(1,029,983)	-
Gross profit	362,087	278	12,678	52,182	3,590	41,601	35,063	50,269	-	(3,413)	(9,165)	545,170	-
Selling, general and administrative expenses	(96,737)	(242)	(14,361)	(11,758)	(1,323)	(11,263)	(16,185)	(30,800)	-	3,413	(14,945)	(194,201)	-
Reversal of previous impairment/(Impairment loss)	-	-	3,065	-	-	-	-	-	-	-	-	3,065	-
Other operating income	18,942	69	-	74	341	149	287	-	-	-	91	19,953	-
Other operating expenses	(1,271)	(1)	(1,622)	(623)	(371)	(827)	(77)	-	-	(9)	(37)	(4,838)	-
Operating income	283,021	104	(240)	39,875	2,237	29,660	19,088	19,469	-	(9)	(24,056)	369,149	-
Share of loss in associates	-	-	-	-	-	-	-	39	(15,283)	-	(597)	(15,841)	-
Amortization and depreciation	32,121	-	17,038	12,495	590	11,493	7,376	10,302	-	-	16,899	108,314	-
Adjusted Ebitda	315,142	104	16,798	52,370	2,827	41,153	26,464	29,810	(15,283)	(9)	(7,754)	461,622	-
Financial income												62,555	-
Financial loss												(302,047)	-
Amortization and depreciation												(108,314)	-
Income before income tax expense												113,816	-
Income tax expense												(46,925)	-
Net income												66,891	-

Current assets	200,982	425	66,631	24,697	2,887	38,110	42,760	62,144	-	(74,280)	215,122	579,478	-
Non-current assets	709,689	7	1,432,833	159,880	5,121	173,087	51,941	236,893	11,790	(1,093)	441,588	3,221,736	-
Capital Expenditure	231,998	41	13,589	6,327	852	5,778	934	20,013	-	-	24	279,556	-
Current liabilities	151,794	64	262,624	23,536	3,755	22,741	42,929	89,057	-	(73,004)	208,526	732,022	-
Non-current liabilities	412,242	-	1,271,776	64,050	1,175	95,159	6,571	73,762	-	(2,369)	349,684	2,272,050	-

Year ended December 31, 2016
Revenue	840,852	373	127,038	89,187	14,343	73,234	85,301	141,347	-	(8,697)	3,358	1,366,336	-
Cost of services	(500,336)	(133)	(110,001)	(41,842)	(10,572)	(42,953)	(49,081)	(96,289)	-	6,132	(13,999)	(859,074)	-
Gross profit	340,516	240	17,037	47,345	3,771	30,281	36,220	45,058	-	(2,565)	(10,641)	507,262	-
Selling, general and administrative expenses	(84,887)	(218)	(12,644)	(8,292)	(1,010)	(11,303)	(16,159)	(27,203)	-	2,599	(11,735)	(170,852)	-
Reversal of previous impairment/(Impairment loss)	-	-	(16,638)	-	-	-	-	-	-	-	-	(16,638)	-
Other operating income	16,944	-	-	-	-	-	-	-	-	-	-	16,944	-
Other operating expenses	(1,331)	58	(643)	(220)	(84)	(2,267)	565	-	-	(34)	(947)	(4,903)	-
Operating income	271,242	80	(12,888)	38,833	2,677	16,711	20,626	17,855	-	-	(23,323)	331,813	-
Share of loss in associates	-	-	-	-	-	-	-	-	(397)	-	(909)	(1,306)	-
Amortization and depreciation	22,791	-	16,736	11,682	527	11,360	7,344	9,478	-	-	16,772	96,690	-
Adjusted Ebitda	294,033	80	3,848	50,515	3,204	28,071	27,970	27,333	(397)	-	(7,460)	427,197	-
Financial income												37,521	-
Financial loss												(272,951)	-
Amortization and depreciation												(96,690)	-
Income before income tax expense												95,077	-
Income tax expense												(56,359)	-
Net income												38,718	(9,478)

Current assets	147,058	371	134,817	25,452	2,821	30,242	45,053	51,453	-	(55,816)	125,674	507,125	-
Non-current assets	546,011	9	1,533,910	166,048	5,042	176,520	55,189	199,317	8,504	(599)	430,200	3,120,151	-
Capital Expenditure	155,026	13	16,692	5,749	2,072	2,003	426	12,102	-	316	-	194,399	-
Current liabilities	221,726	58	233,649	17,104	2,820	18,225	44,307	63,806	-	(55,451)	116,532	662,776	-
Non-current liabilities	159,688	-	1,402,430	69,899	1,860	103,030	11,566	68,645	-	(966)	345,024	2,161,176	-

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4	Segment information (Cont.)

Geographical information

	Argentina		Brazil	Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total Continuing operations	Total Discontinued operations (Note 29)
Year ended December 31, 2015
Revenue	783,850	439	813	83,862	15,333	74,701	79,045	152,663	-	(6,291)	2,675	1,187,090	-
Cost of services	(499,686)	(166)	(937)	(39,136)	(10,567)	(49,534)	(46,759)	(111,225)	-	6,291	(7,436)	(759,155)	-
Gross profit	284,164	273	(124)	44,726	4,766	25,167	32,286	41,438	-	-	(4,761)	427,935	-
Selling, general and administrative expenses	(87,730)	(278)	(16)	(10,317)	(1,004)	(10,266)	(14,629)	(27,226)	-	-	(15,753)	(167,219)	-
Reversal of previous impairment/(Impairment loss)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating income	15,573	-	-	-	-	-	-	-	-	-	-	15,573	-
Other operating expenses	(629)	71	42	(132)	(63)	(1,005)	(1,852)	-	-	-	901	(2,667)	-
Operating income	211,378	66	(98)	34,277	3,699	13,896	15,805	14,212	-	-	(19,613)	273,622	-
Share of (loss)/ income in associates	-	-	(71,958)	-	-	-	-	1,842	816	-	(17)	(69,317)	-
Amortization and depreciation	21,810	-	218	11,332	463	11,367	7,306	9,625	-	-	10,126	72,247	-
Adjusted Ebitda	233,188	66	(71,838)	45,609	4,162	25,263	23,111	25,679	816	-	(9,504)	276,552	-
Financial income												46,807	-
Financial loss												(199,839)	-
Amortization and depreciation												(72,247)	-
Income before income tax expense												51,273	-
Income tax expense												(44,969)	-
Net income												6,304	108,987

Current assets	95,907	339	59,706	26,032	2,282	39,415	40,520	60,785	-	(112,052)	181,788	394,722	-
Non-current assets	488,901	11	1,261,464	172,746	3,780	185,913	62,134	203,250	9,248	(38,105)	527,563	2,876,905	-
Capital Expenditure	100,832	8	-	5,038	543	4,286	2,122	24,896	-	-	8,458	146,183	-
Current liabilities	147,084	52	123,557	15,137	2,324	26,291	56,633	67,079	-	(148,218)	192,097	482,036	-
Non-current liabilities	212,581	-	1,107,836	71,163	1,078	117,439	8,114	76,629	-	(1,942)	362,592	1,955,490	-

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

5	Revenue

	2017	2016	2015
Aeronautical revenue	767,023	673,509	543,228
Non aeronautical revenue
Commercial revenue	555,504	522,199	459,717
Construction service revenue	250,112	165,065	178,420
Other revenue	2,514	5,563	5,725
	1,575,153	1,366,336	1,187,090

6	Cost of services

	2017	2016	2015
Salaries and social security contributions (**)	(210,799)	(184,623)	(165,774)
Concession fees (***)	(191,933)	(176,492)	(133,846)
Construction service cost	(248,602)	(163,747)	(176,972)
Maintenance expenses	(145,787)	(126,924)	(125,825)
Amortization and depreciation	(100,674)	(89,540)	(64,772)
Services and fees	(54,479)	(49,045)	(42,472)
Cost of fuel	(27,818)	(19,458)	(21,339)
Taxes (*)	(19,511)	(17,543)	(2,711)
Office expenses	(17,256)	(15,885)	(9,756)
Provision for maintenance costs	(2,314)	(4,679)	(5,391)
Others	(10,810)	(11,138)	(10,297)
	(1,029,983)	(859,074)	(759,155)

(*) Mainly includes tax from turnover and municipal taxes.

(**) At the year-end, the number of employees was 6.1 thousand in 2017 and 5.9 thousand in 2016 and 2015.

(***) Includes depreciation for Brazil concession assets of US$ 29,816 as of December 31, 2017 (US$ 26,192 as of December 31, 2016).

7	Selling, general and administrative expenses

	2017	2016	2015
Taxes (*)	(54,883)	(50,908)	(43,188)
Salaries and social security contributions	(35,812)	(34,832)	(31,508)
Services and fees	(58,511)	(48,123)	(52,481)
Office expenses	(11,620)	(9,966)	(10,353)
Amortization and depreciation	(7,640)	(7,150)	(7,475)
Maintenance expenses	(4,215)	(5,113)	(5,901)
Advertising	(3,044)	(2,229)	(3,249)
Insurance	(2,289)	(1,397)	(517)
Charter service	(830)	(1,162)	(2,336)
Bad debts recovery	268	2,248	-
Bad debts	(7,672)	(1,976)	(2,574)
Other	(7,953)	(10,244)	(7,637)
	(194,201)	(170,852)	(167,219)

(*) Mainly included tax from taxes over banks transactions and tax on revenue.

8	Other operating income

	2017	2016	2015
Government grant (*) (Note 25)	18,942	16,944	15,573
Other	1,011	-	-
	19,953	16,944	15,573

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

9	Financial results, net

	2017	2016	2015

Interest income	39,229	19,009	12,366
Foreign exchange income	23,112	18,512	34,441
Other	214	-	-
Financial income	62,555	37,521	46,807

Interest expense	(115,223)	(118,219)	(69,228)
Foreign exchange loss	(82,333)	(44,895)	(125,240)
Changes in liability for Brazil concessions (Note 22)	(98,122)	(107,408)	(2,039)
Other	(6,369)	(2,429)	(3,332)
Financial loss	(302,047)	(272,951)	(199,839)
Net financial results	(239,492)	(235,430)	(153,032)

10	Share of loss in associates

	2017	2016	2015
Loss in associates (Note 14)	(15,841)	(1,306)	(69,317)
	(15,841)	(1,306)	(69,317)

11	Income tax expense

	2017	2016	2015
Current income tax	(88,768)	(97,122)	(49,894)
Deferred income tax	41,843	40,763	4,925
	(46,925)	(56,359)	(44,969)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2017	2016	2015

Income before income tax	113,816	95,077	51,273
Tax expense calculated for each company	(41,342)	(35,778)	(8,637)
Adjustments
Non-taxable income	12,682	20,515	11,478
Expenses related to non-taxable income	(24,762)	(31,281)	(38,919)
Non-deductible expenses	(8,799)	(2,867)	(6,709)
Tax incentive	1,665	448	-
Tax relieving	-	(6,307)	-
Income tax rate change (*)	12,533	-	-
Other	1,098	(1,089)	(2,182)
Income tax expense	(46,925)	(56,359)	(44,969)

The effective income tax rate for the Group for the year ended December 31, 2017 is 41% (61% as of December 31, 2016 and 88% as of December 31, 2015).

(*) On December 29, 2017, the National Executive Office of Argentina issued Law 27430 - Income Tax. This law has introduced several changes in the treatment of income tax whose key components are the following: Income Tax Rate: The Income Tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2017	3,334,564	56,013	15,162	3,405,739
Acquisitions	266,380	-	1,664	268,044
Reversal of previous impairment loss	3,065	-	-	3,065
Disposals	(2,803)	-	38	(2,765)
Other (Note 22)	(84,075)	-	-	(84,075)
Translation differences	(205,125)	1,036	(1,997)	(206,086)
Balances at December 31, 2017	3,312,006	57,049	14,867	3,383,922
Balances at January 1, 2016	2,899,618	56,699	20,004	2,976,321
Acquisitions	183,160	-	848	184,008
Impairment loss	(16,638)	-	-	(16,638)
Disposals	(23)	-	(5,617)	(5,640)
Other (Note 22)	9,132	-	-	9,132
Translation differences	259,315	(686)	(73)	258,556
Balances at December 31, 2016	3,334,564	56,013	15,162	3,405,739
Balances at January 1, 2015	1,742,739	50,773	16,376	1,809,888
Acquisitions of subsidiaries (Note 26)	1,338,951	51,303	2,035	1,392,289
Acquisitions	137,612	-	386	137,998
Disposals	(3,413)	-	-	(3,413)
Disposals of subsidiaries	-	(44,357)	-	(44,357)
Translation differences	(316,271)	(1,020)	1,207	(316,084)
Balances at December 31, 2015	2,899,618	56,699	20,004	2,976,321
Depreciation
Accumulated at January 1, 2017	569,090	306	11,156	580,552
Amortization of the year	129,667	-	580	130,247
Translation differences	(144,990)	7	(248)	(145,231)
Accumulated at December 31, 2017	553,767	313	11,488	565,568
Accumulated at January 1, 2016	354,593	298	10,727	365,618
Amortization of the year	114,496	66	775	115,337
Translation differences	100,001	(58)	(346)	99,597
Accumulated at December 31, 2016	569,090	306	11,156	580,552
Accumulated at January 1, 2015	343,823	340	11,374	355,537
Amortization of the year	63,761	105	573	64,439
Translation differences	(52,991)	(147)	(1,220)	(54,358)
Accumulated at December 31, 2015	354,593	298	10,727	365,618
Net balances at December 31, 2017	2,758,239	56,736	3,379	2,818,354
Net balances at December 31, 2016	2,765,474	55,707	4,006	2,825,187
Net balances at December 31, 2015	2,545,025	56,401	9,277	2,610,703

During 2017, the Company reviewed the impairment test of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) intangible assets. Due to the improvement of the passenger curve of the concession in relation to the projection for the current period, and as consequence of the recovery of the economic activity in Brazil, which both indicate a favorable effect in the expectation of the future economic benefits, assumptions in the impairment tests were revised.

A lower rate has been used in 2017 (6.08% plus inflation) due to the sensitive improvement of Brazilian macroeconomic indicators, with emphasis on inflation reductions, country risk and short-and long-term interest rates.

Therefore, the company performed a reversal of the impairment recognized in previous periods for an amount of USD 3,065.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12	Intangible assets, net (Cont.)

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, the company carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

As of December 31, 2017:

	Rate (6.08+ inflation%)	Estimated rate (5.59%+ inflation)	Estimated rate (6.6%+ inflation)
Impairment value	3,065	11,433	(4,737)
Effect		8,380	(7,790)

No other of the Company’s CGUs, including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

During 2016, the Company identified impairment indicators of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) intangible assets in Brazil operation segment. The passenger curve of the concession notice has a significantly higher projection for the elapsed period, which indicates a reduction in the expectation of future economic benefits. Therefore, the company performed an impairment test based on cash flow projections covering the remaining concession period of 23 years (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions were: number of passengers, fees, future operating expenses and discount rate.

The carrying value of the assets impaired was as follows:

	Net assets before impairment	Impairment	Net assets after impairment
ICASGA	98,198	(16,638)	81,560

The discount rate used was the weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. WACC was determined considering the industry, country and size of the business. The discount rate used was 6.8% plus inflation.

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, the company carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

As of December 31, 2016:

	Rate (6.8+ inflation%)	Estimated rate (6.54%+ inflation)	Estimated rate (7.08%+ inflation)
Impairment value	16,638	11,745	21,634
Effect		(4,893)	4,996

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13	Property, plant and equipment, net

	Land, building and improvements	Plant and production Equipment	Vehicles, furniture and fixtures	Wells and production facilities	Mining property	Works in progress	Exploration and evaluation assets	Others	Total
Cost
Balances at January 1, 2017	48,312	45,287	37,693	-	-	1,001	-	18,411	150,704
Purchase of property, plant and equipment	632	2,487	4,659	-	-	456	-	3,278	11,512
Disposals	-	-	(355)	-	-	-	-	(349)	(704)
Transfer	199	2,466	(2,466)	-	-	-	-	(199)	-
Transfer to Intangible	-	-	-	-	-	-	-	-	-
Translation differences	5,512	4,149	948	-	-	10	-	1,476	12,095
Balances at December 31, 2017	54,655	54,389	40,479	-	-	1,467	-	22,617	173,607
Balances at January 1, 2016	49,234	47,320	34,218	-	-	991	-	22,882	154,645
Purchase of property, plant and equipment	1,398	3,357	4,175	-	-	55	-	1,406	10,391
Disposals	(329)	-	(223)	-	-	-	-	(125)	(677)
Disposals of subsidiaries	(575)	(4,211)	(46)	-	-	-	-	(5,617)	(10,449)
Translation differences	(1,416)	(1,179)	(431)	-	-	(45)	-	(135)	(3,206)
Balances at December 31, 2016	48,312	45,287	37,693	-	-	1,001	-	18,411	150,704
Balances at January 1, 2015	52,292	50,698	42,959	140,066	34,332	5,331	44,758	42,254	412,690
Acquisitions of subsidiary (Note 26)	-	1,352	400	-	-	-	-	-	1,752
Purchase of Property plant and equipment	2,843	1,574	2,965	-	-	111	-	692	8,185
Disposals	(566)	(119)	(10,675)	-	-	(153)	-	(13,089)	(24,602)
Transfers	-	-	29	-	-	-	-	-	29
Disposals of subsidiaries	-	(68)	(104)	(140,066)	(34,332)	(4,184)	(44,758)	(2,276)	(225,788)
Translation differences	(5,335)	(6,117)	(1,356)	-	-	(114)	-	(4,699)	(17,621)
Balances at December 31, 2015	49,234	47,320	34,218	-	-	991	-	22,882	154,645
Depreciation
Accumulated at January 1, 2017	10,449	35,307	23,391	-	-	-	-	15,573	84,720
Depreciation of the year	777	3,021	3,057	-	-	-	-	1,028	7,883
Disposals	-	-	(238)	-	-	-	-	(175)	(413)
Translation differences	1,208	4,048	17	-	-	-	-	1,661	6,934
Accumulated at December 31, 2017	12,434	42,376	26,227	-	-	-	-	18,087	99,124
Accumulated at January 1, 2016	9,911	34,249	21,217	-	-	-	-	17,579	82,956
Depreciation of the year	921	2,497	2,643	-	-	-	-	1,484	7,545
Disposals	-	-	(209)	-	-	-	-	-	(209)
Disposals of subsidiaries	-	(499)	(11)	-	-	-	-	(2,956)	(3,466)
Other	(28)	-	-	-	-	-	-	(113)	(141)
Translation differences	(355)	(940)	(249)	-	-	-	-	(421)	(1,965)
Accumulated at December 31, 2016	10,449	35,307	23,391	-	-	-	-	15,573	84,720
Accumulated at January 1, 2015	9,958	34,197	25,877	101,117	20,243	-	-	30,037	221,429
Depreciation of the year	1,023	3,433	1,490	-	-	-	-	1,862	7,808
Disposals	-	(12)	(5,387)	-	-	-	-	(10,413)	(15,812)
Disposals of subsidiaries	-	-	(5)	(101,117)	(20,243)	-	-	(641)	(122,006)
Translation differences	(1,070)	(3,369)	(758)	-	-	-	-	(3,266)	(8,463)
Accumulated at December 31, 2015	9,911	34,249	21,217	-	-	-	-	17,579	82,956
Net balances at December 31, 2017	42,221	12,013	14,252	-	-	1,467	-	4,530	74,483
Net balances at December 31, 2016	37,863	9,980	14,302	-	-	1,001	-	2,838	65,984
Net balances at December 31, 2015	39,323	13,071	13,001	-	-	991	-	5,303	71,689

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14	Investments in associates

	For the Year ended December 31,
	2017	2016	2015
Balances at the beginning of the year	10,927	14,450	169,660
Translation differences	432	(44)	(39,999)
Share of loss in associates	(15,841)	(1,306)	(69,317)
Contributions	17,950 (2)	13	54,317
Disposals of associates	-	(2,186)	(40,275)
Decrease (1)	(33)	-	(59,936)
Balances at the end of the year	13,435	10,927	14,450

(1) In December 2015 the Group acquired an additional participation in these associates, and as a result, the Group obtained control of those companies (See Note 26).

(2) As of December 2017, CAAP made contributions in kind in Aeropuertos Andinos del Perú S.A. by the capitalization of credits (Note 28) keeping the same percentage of ownership.

Breakdown of the share of income or loss in associates is as follows:

	2017	2016	2015
Caminos del Paraná S.A.	35	402	-
Aeropuertos Andinos del Perú S.A.	(9,338)	168	1,342
Sociedad Aeroportuaria KunturWasi S.A.	(5,945)	(565)	(526)
Inframérica Participacões S.A.	-	-	(19,050)
Inframerica Concessionaria do Aeroporto de Sao Goncalo do Amarante S.A.	-	-	(52,908)
Others	(593)	(1,311)	1,825
	(15,841)	(1,306)	(69,317)

Main Associates are as follows:

		Country of	Percentage of ownership at December 31,			December 31,
Company	Main activity	incorporation	2017	2016	2015	2017	2016	2015
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.9%	99.9%	99.9%	1,000	1,000	1,000
Sociedad Aeroportuaria KunturWasi S.A. (**)	Airport Operation	Perú	47.68%	47.68%	47.68%	-	5,787	6,460
Aeropuertos Andinos del Perú S.A.	Airport Operation	Perú	50.00%	50.00%	50.00%	11,762	2,717	2,788
Quitotelecenter SA	Shopping administrator	Ecuador	-	-	40.00%	-	-	2,311
Others		-	-	-	-	673	1,423	1,891
						13,435	10,927	14,450

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

(**) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero. The Company has stated its intention to reach an agreement, however, if it is not achieved, will initiate legal proceedings as established in the concession agreement. In line with this, the Company notified the State of Perú of its disagreement with the unilateral resolution and its intention to begin a Direct Treatment procedure, such procedure as provided in the Concession Agreement. The Company also communicated the non-compliance of certain State obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments caused by the mentioned unilateral resolution.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14	Investments in associates (Cont.)

Summarized selected financial information of Sociedad Aeroportuaria Kuntur Wasi S.A. and Aeropuertos Andinos del Perú S.A., including the aggregated amounts of assets, liabilities, equity and profit or loss, is as follows:

Aeropuertos Andinos del Perú S.A.
2017
Non-current assets	31,215
Current assets	4,690
Total assets	35,905
Non-current liabilities	2,430
Current liabilities	9,951
Total liabilities	12,381
Equity	23,524
Revenue	14,681
Income/(Loss) for the year	(18,676)
Other comprehensive income for the year	867
Total comprehensive income for the year	(17,809)

	Aeropuertos Andinos del Perú S.A.	Sociedad Aeroportuaria KunturWasi S.A.	Aeropuertos Andinos del Perú S.A.	Sociedad Aeroportuaria KunturWasi S.A.
	2016	2016	2015	2015
Non-current assets	37,224	27,917	34,287	27,590
Current assets	7,959	2,566	4,103	498
Total assets	45,183	30,483	38,390	28,088
Non-current liabilities	33,626	15,837	29,155	13,010
Current liabilities	6,123	3,072	4,220	2,157
Total liabilities	39,749	18,909	33,375	15,167
Equity	5,434	11,574	5,015	12,921
Revenue	13,769	-	12,068	-
Income/(Loss) for the year	336	(1,543)	2,305	(1,005)
Other comprehensive loss for the year	83	196	(556)	(1,359)
Total comprehensive income/(loss) for the year	419	(1,347)	1,749	(2,364)

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. (Uruguay: 25%, Argentina: 30% and 25% (see Note 11), Italy: 27.5%, Armenia: 20%, Brazil: 34%, Ecuador: 22%, Luxembourg: 22%).

The evolution of deferred tax assets and liabilities during the years 2017, 2016 and 2015 are as follows:

Deferred tax liabilities

	Property, plant and equipment and Intangibles Assets	Other liabilities	Total
Balances at January 1, 2017	156,813	72,208	229,021
Increase/(Decrease) of deferred tax assets for the year	(5,008)	8,645	3,637
Translation differences	2,715	(1,400)	1,315
Balances at December 31, 2017	154,520	79,453	233,973
Balances at January 1, 2016	167,229	55,926	223,155
Disposals of subsidiaries	(387)	-	(387)
Increase/(Decrease) of deferred tax assets for the year	(6,121)	4,687	(1,434)
Translation differences	(3,908)	11,595	7,687
Balances at December 31, 2016	156,813	72,208	229,021
Balances at January 1, 2015	142,053	3,160	145,213
Acquisitions of subsidiary (Note 26)	50,965	54,093	105,058
Decrease of deferred tax assets for the year	(13,308)	(226)	(13,534)
Disposals of subsidiaries	1,895	(682)	1,213
Translation differences	(14,376)	(419)	(14,795)
Balances at December 31, 2015	167,229	55,926	223,155

Deferred tax assets

	Provisions and allowances	Tax loss carry forwards	Other	Total
Balances at January 1, 2017	9,000	169,177	5,709	183,886
Increase of deferred tax assets for the year	1,014	43,435	1,031	45,480
Translation differences	(3,411)	(4,234)	(722)	(8,367)
Balances at December 31, 2017	6,603	208,378	6,018	220,999
Balances at January 1, 2016	8,599	110,621	5,801	125,021
Disposals of subsidiaries	(35)	(1,135)	-	(1,170)
Increase of deferred tax assets for the year	909	38,205	215	39,329
Translation differences	(473)	21,486	(307)	20,706
Balances at December 31, 2016	9,000	169,177	5,709	183,886
Balances at January 1, 2015	9,787	40,838	10,938	61,563
Acquisitions of subsidiary (Note 26)	-	96,907	450	97,357
Increase/(Decrease) of deferred tax assets for the year	673	(8,883)	(399)	(8,609)
Disposals of subsidiaries	(668)	(15,237)	(3,908)	(19,813)
Translation differences	(1,193)	(3,004)	(1,280)	(5,477)
Balances at December 31, 2015	8,599	110,621	5,801	125,021

The recoverability analysis of deferred tax assets is as follows:

	For the Year ended December 31,
	2017	2016	2015
Deferred tax assets to be recovered within 12 months	154	-	-
Deferred tax assets to be recovered after 12 months	135,399	104,051	51,889
Deferred tax liabilities to be recovered within 12 months	(2,471)	(197)	(59)
Deferred tax liabilities to be recovered after 12 months	(146,056)	(148,989)	(149,964)

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15	Deferred income tax (Cont.)

Unrecognized deferred income tax assets

The Group does not recognize deferred tax assets on tax loss carry forwards for which it is not probable to generate future taxable profits to utilize such tax losses.

At December 31, 2017 an amount of USD 35 million (USD 27 and USD 15 at December 31, 2016 and 2015 respectively) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough future taxable income where the losses are allocated. These tax loss carry forwards do not expire although there are certain deduction limits.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	For the Year ended December 31,
	2017	2016	2015
Deferred tax assets	135,327	99,258	47,643
Deferred tax liabilities	(148,301)	(144,393)	(145,777)

16	Other receivables

	At December 31,
	2017	2016	2015
Non-Current
Tax credits	28,927	26,772	27,129
Receivables from related parties (Note 27)	2,127	4,781	12,635
Trust funds (**)	136,689	82,942	74,678
Prepaid expenses	234	891	338
Other (***)	5,416	2,688	2,511
	173,393	118,074	117,291
Current
Tax credits	29,948	23,346	18,992
Guarantee deposit (*)	121,614	96,759	17,085
Trust funds (**)	-	-	4,842
Receivables from related parties (Note 27)	13,203	4,244	5,252
Prepaid expenses	3,768	7,753	5,661
Other	14,529	5,105	5,069
	183,062	137,207	56,901

(*) As of December 31, 2017 includes a time deposit of CAAP for USD 90.7 million in pledge of a loan of Inframérica Concessionária do Aeroporto de Brasilia S.A. with Banco Santander according to Note 21.

As of December 31, 2016 includes legal deposit in Brazil for USD 76 million (none in 2015) related to the fixed contribution accrued in the current year from Inframérica Concessionária do Aeroporto de Brasilia S.A.

(**) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(***) As of December 31, 2017 includes fees related to Initial Public Offering project for USD 2.8 million.

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 165 million at December 31, 2017 (USD 108 million as of December 31, 2016 and USD 103 million as of December 31, 2015). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17	Inventories

	At December 31,
	2017	2016	2015
Finished goods	191	621	2,042
Supplies	2,531	2,467	2,071
Oil and byproducts	5,842	4,576	4,111
	8,564	7,664	8,224

18	Trade receivables

	At December 31,
	2017	2016	2015
Non-Current
Accounts receivable	4,244	-	51
	4,244	-	51
Current
Accounts receivable	141,253	122,677	113,666
Trade receivables from related parties (Note 27)	1,130	1,484	5,423
Provision for bad debts	(20,549)	(14,551)	(17,782)
	121,834	109,610	101,307

The change in the provision for bad debts is as follows

	2017	2016	2015
Balances as of the beginning of the year	(14,551)	(17,782)	(13,652)
Bad debts of the year	(7,672)	(1,976)	(2,574)
Acquisitions of subsidiary	-	-	(5,944)
Recoveries	268	2,248	-
Write off	403	2,390	237
Translation differences	1,003	569	2,274
Disposals of subsidiaries	-	-	1,877
Balance as of end of year	(20,549)	(14,551)	(17,782)

The following table sets forth aging of trade receivables:

			Past due
	Trade Receivables	Not due	1 - 180 days	> 180 days
At December 31, 2017
Non current/current accounts	146,627	35,799	94,838	15,990
Provision for bad debts	(20,549)	(915)	(4,166)	(15,468)
Total trade receivables, net	126,078	34,884	90,672	522

			Past due
	Trade Receivables	Not due	1 - 180 days	> 180 days
At December 31, 2016
Current accounts	124,161	90,655	17,170	16,336
Provision for bad debts	(14,551)	(4,556)	(2,718)	(7,277)
Total trade receivables, net	109,610	86,099	14,452	9,059

			Past due
	Trade Receivables	Not due	1 - 180 days	> 180 days
At December 31, 2015
Current accounts	119,089	84,712	16,181	18,196
Provision for bad debts	(17,782)	-	(2,856)	(14,926)
Total trade receivables, net	101,307	84,712	13,325	3,270

Fair value of trade receivables approximate book value.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

19	Other financial assets

	At December 31,
	2017	2016	2015
Non-current
Time Deposits	2,500	-	-
Related parties (Note 27)	-	-	15,078
Other	-	721	-
	2,500	721	15,078
Current
Debt service reserve account	-	15,075	15,075
Related parties (Note 27)	3,621	7,769	8,270
Loans	-	-	1,986
Corporate Bonds	12,593	-	-
Time Deposits	23,500	7,349	12,482
Other	82	3,743	2,499
	39,796	33,936	40,312

Fair value of other financial assets approximate book value.

20	Cash and cash equivalents

	At December 31,
	2017	2016	2015
Cash to be deposited	1,483	1,313	1,344
Cash at banks	189,283	146,726	170,675
Time deposits	29,003	63,244	11,782
Other cash equivalents	1,832	1,705	438
	221,601	212,988	184,239

The Group operates with investment grade - financial institutions.

For the purposes of the cash flow statement, cash and cash equivalents include the following:

	At December 31,
	2017	2016	2015
Cash and cash equivalents	221,601	212,988	184,239
Restricted cash (*)	-	(30,872)	(30,346)
Bank overdraft	-	-	(4)
	221,601	182,116	153,889

(*) Restricted cash balances excluded from cash and cash equivalents relate to guarantees of AA2000 (see Note 21).

The cash flow statement does not include those transactions that have not represented cash inflows or outflows implied flow of funds.

21	Borrowings

	At December 31,
	2017	2016	2015
Non-current
Bank and financial borrowings (**)	453,428	551,431	487,021
Notes (*)	658,109	411,200	470,295
Other	2,118	3,041	3,000
	1,113,655	965,672	960,316
Current
Bank and financial borrowings (**)	311,902	52,671	53,129
Notes (*)	24,306	64,439	70,471
Loans with related parties (Note 27)	34,651	22,220	618
Bank overdrafts	-	-	4
Others	1,931	2,239	3,028
	372,790	141,569	127,250
Total Borrowings	1,486,445	1,107,241	1,087,566

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

Changes in borrowings during the years are as follows:

	2017	2016	2015
Balances at the beginning of the year	1,107,241	1,087,566	765,184
Acquisitions of subsidiary (Note 26)	-	-	332,976
Loans obtained	596,030	52,099	286,839
Loans paid	(250,276)	(142,693)	(231,597)
Interest paid	(106,953)	(48,564)	(38,334)
Disposals of subsidiaries	-	-	(47,281)
Accrued interest for the year	119,964	118,219	68,673
Translation differences	20,439	40,614	(48,894)
Balances at the end of the year	1,486,445	1,107,241	1,087,566

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2017 (1)	422,746	230,464	523,855	803,436	1,980,501
At December 31, 2016 (1)	132,756	187,150	418,061	762,595	1,500,562
At December 31, 2015 (1)	134,428	153,303	227,368	867,312	1,382,411

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2017	2016	2015
Fair value of long-term borrowings (2)	1,498,385	1,128,407	1,113,117
	1,498,385	1,128,407	1,113,117

(2) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. As of December 31, 2017, 2016 and 2015, Puerta del Sur S.A. was in compliance with all of its covenants. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is of use only in case of non-compliance with the Notes obligations.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

-	In 2015, ACI Airport Sudamérica S.A. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica including funds deposited in a debt service account as mentioned in Note 19 for USD 15 million as of December 31, 2016. As of December 31, 2017 they were guaranteed with a stand by letter of credit of CAAP with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A. As of December 31, 2017, 2016 and 2015, ACI Airport Sudamérica S.A. was in compliance with all of its covenants.
-	In 2014 Corporación América Italia S.A. issued 6.25% secured notes for €50 million due 2019. These notes are secured by a pledge of the shares of Dicasa Spain SLU (pre-conversion) or Dicasa S.A. (post conversion), and the shares representing Corporación America Italia S.A. holding in Toscana Aeroporti SpA, a pledge of certain intercompany loan receivable and the economic first ranking pledge in respect of all the shares representing 100% of the share capital of Corporación America Italia S.A. held by Dicasa S.A.. Main covenants on these bonds require compliance with certain financial ratios as well as restrictions on payment of dividends and limitations on certain lines of assets or increases in additional financial indebtedness. As of December 31, 2017, 2016 and 2015, Corporación América Italia S.A. was in compliance with all of its covenants. This secured notes were cancelled on January 2018, see Note 32.
-	In 2008 Terminal Aeroportuaria de Guayaquil S.A. issued notes for USD 28 million with a final maturity in 2016 and an interest accrued calculated with the rate published in the Central Bank of Ecuador in force from the date of issue (March 1, 2008) plus 2.5% to be adjusted every three months. In March 2016, they were totally cancelled.
-	Notes issued in April and December 2010 by AA2000, totalling USD 328 million maturing in 2020. Annual Interest rates on these notes are 10% and 10.75% respectively. As long as these notes are outstanding AA2000 is required to comply with certain commitments, such as certain limitations to liens on its assets, mergers, spin-offs, sale of assets, new debts, distribution of dividends and payment to its shareholders. Notes issued by AA2000 S.A., are secured by a collateral trust assignment of certain aeronautical revenue of AA2000. At December 31, 2016, the item cash and cash equivalents of the Statement of Financial Position included USD 30,872, corresponding to the abovementioned trust assignment (USD 30,346 at December 31, 2015). In March 2017, they were totally cancelled.
-	In 2008 Corona Trading Corp. issued 9.064% notes for USD 25 million maturing 2016. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in CAISA; Abafor and Corona.
-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027 with an issue price of 99.888% par value. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. Notes issued by AA2000 S.A., are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000. As of December 31, 2017 AA2000 was in compliance with all of its covenants. On March 13, 2017 AA2000 early redeemed in full the notes issued in December 2010 for a principal amount of USD 157.5 million, recognizing a loss of approximately USD 13 million on the extinguishment that was included in interest expenses in financial loss. As a result of the renegotiation of its borrowings, the restrictions on distribution of dividends has significantly eased.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

(**) As of December 31, 2017 significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(2)
	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) + 3.14%	98.6
Inframérica	BNDES	Brazilian Reales	June 2032	Variable	T.R.+ 3.14%+IPCA	2.2
Concessionaria do	BNDES	Brazilian Reales	September 2032	Variable	T.R.+ 3.14%+IPCA	5.8
Aeroporto Sao Goncalo	BNDES	Brazilian Reales	September 2022	Fixed	2.5%	3.2	A
do Amarante	BNDES	Brazilian Reales	July 2032	Variable	T.R.+ 3.14%+IPCA	1.5
	BNDES	Brazilian Reales	July 2032	Variable	T.R.+ 4.74%+IPCA	1.2
	BNDES	Brazilian Reales	December 2028	Variable	TJLP (1) + 3.14%	218.4	A
	CAIXA	Brazilian Reales	December 2028	Variable	TJLP (1) + 3.6%	72.8	A
	CAIXA	Brazilian Reales	December 2017	Variable	IPCA	5.7	A
Inframérica	CAIXA	Brazilian Reales	December 2023	Fixed	6%	4.8	A
Concessionaria do	Bradesco	Brazilian Reales	July 2022	Variable	TJLP (1) + 8.1%	0.3	D
Aeroporto de Brasilia	Bradesco	Brazilian Reales	July 2022	Variable	Selic + 7.38%	0.1	D
	Santander	Brazilian Reales	June 2018	Variable	CDI + 0.45%	90.9	A
	Citibank	Brazilian Reales	March 2018	Fixed	9%	14.6	C
	Pine	Brazilian Reales	January 2018	Variable	CDI + 6.5%	9.7	C
Terminal Aeroportuaria	Banco Guayaquil SA	USD	2019	Variable	6.86%-6.92%	4.1	D
de Guayaquil S.A	Banco Bolivariano CA	USD	2019	Variable	6.92%	5.6	D
Terminal de Cargas de Uruguay SA	Santander Uruguay	USD	June 2020	Fixed	4.25%	1.1	D
Toscana	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	9.3	B
Aeroporti S.p.a.	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	34.4	D
	Credem	Euro	November 2018	Variable	Euribor 3 month plus spread	6.0	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.5	D
Armenia International	Credit Suisse AG	USD	June 2022	Variable	Libor+5.5%	57.1	B
Airports CJSC		Euro	June 2022	Variable	Euribor+5.5%	51.2
Corporación América Airports S.A.	Goldman Sachs	USD	March 2019	Variable	7.63%	50.1	D
	Julius Bär	USD	December 2019	Fixed	2.40%	15.0	B
Aeropuertos Argentina	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	1.0	D
2000 SA
Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	4.75%	0.1	A
Total						765.3

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

(**) As of December 31, 2016 significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(2)
	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) + 3.14%	98.2
Inframérica Concessionaria	BNDES	Brazilian Reales	June 2032	Variable	T.R.+ 3.14%+IPCA	2.4
do Aeroporto Sao Goncalo	BNDES	Brazilian Reales	September 2032	Variable	T.R.+ 3.14%+IPCA	5.3	A
do Amarante	BNDES	Brazilian Reales	September 2032	Fixed	2.5%	3.9
	BNDES	Brazilian Reales	July 2032	Variable	T.R.+ 4.74%+IPCA	1.2
	BNDES	Brazilian Reales	July 2032	Variable	T.R.+ 3.14%+IPCA	1.6
	BNDES	Brazilian Reales	December 2028	Variable	TJLP (1) + 3.14%	220	A
Inframérica Concessionaria	CAIXA	Brazilian Reales	December 2028	Variable	TJLP (1) + 3.6%	76.8	A
do Aeroporto de Brasilia	CAIXA	Brazilian Reales	December 2017	Variable	IPCA	7.1	A
	CAIXA	Brazilian Reales	December 2023	Fixed	6%	5.7	A
	ABC	Brazilian Reales	April 2017	Variable	CDI + 4.5%	3.5	D
Terminal Aeroportuaria de	Banco Guayaquil SA	USD	2019	Variable	7.5%-8%	6.1	D
Guayaquil S.A	Banco Bolivariano CA	USD	2019	Variable	7.50%	8.4	D
Terminal de Cargas de Uruguay SA	Santander Uruguay	USD	June 2020	Fixed	4.25%	1.5	D
Toscana	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	10.2	B
Aeroporti S.p.a.	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	32.7	D
Armenia International Airports CJSC	Credit Suisse AG	USD	June 2022	Fixed	7.89%	116.3	B
Aeropuertos Argentina	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	2.3	D
2000 SA	Banco Provincia	Argentine peso	June 2017	Fixed	26.42%	0.7
Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	4.75%	0.2	A
Total						604.1

(**) As of December 31, 2015 bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(In millions of USD)	Capitalization(2)
	BNDES	Brazilian Reales	September 2032	Variable	TJLP (1) + 3.14%	81.9
Inframérica Concessionaria	BNDES	Brazilian Reales	June 2032	Variable	T.R.+ 3.14%+IPCA	2.0
do Aeroporto Sao Goncalo	BNDES	Brazilian Reales	September 2032	Variable	T.R.+ 3.14%+IPCA	4.3	A
do Amarante	BNDES	Brazilian Reales	September 2022	Fixed	2.5%	3.8
	BNDES	Brazilian Reales	July 2032	Variable	T.R.+ 4.74%+IPCA	1.1
	BNDES	Brazilian Reales	July 2032	Variable	T.R.+ 3.14%+IPCA	1.4
	BNDES	Brazilian Reales	December 2028	Variable	TJLP (1) + 3.14%	163.6	A
	CAIXA	Brazilian Reales	December 2028	Variable	TJLP (1) + 3.6%	56.9	A
Inframérica Concessionaria	CAIXA	Brazilian Reales	December 2028	Fixed	6%	1.7	A
do Aeroporto de Brasilia	CAIXA	Brazilian Reales	December 2017	Variable	IPCA	4.9	A
	CAIXA	Brazilian Reales	December 2023	Fixed	6%	3.7	A
	Citibank	Brazilian Reales	September 2016	Fixed	17.10%	-	D
	Fator	Brazilian Reales	December 2016	Variable	CDI + 3%	7.6	C
Terminal Aeroportuaria de	Banco Bolivariano C.A.	USD	2016-2019	Variable	7.59%-8.90%	13.3	D
Guayaquil S.A	Banco Guayaquil S.A.	USD	2016-2019	Variable	7.71% -8.88%	5.5	D
Armenia International Airports CJSC	Credit Suisse AG	USD	June 2022	Fixed	7.86%	131.9	B
Toscana	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	10.7	B
Aeroporti S.p.a.	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	38.3	D
Aeropuertos Argentina 2000 SA	Banco de la Provincia de Buenos Aires	Argentine peso	June 2017	Fixed	26.42%	7.36	D
Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	4.75%	0.24	A
Total						540.2

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian consumer Price index)

(2) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia also entered into credit facility arrangements with BNDES and Caixa Economica Federal (Caixa) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and Caixa on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

In December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

With respect to the ICAB Loans, the amendment and extension agreements extended the final maturity and the interest-only payment terms of such loans for an additional two years, and provided an interest capitalization period for 50% of the interest due for two years. Also, such agreements increased the size of the credit facility commitments by an additional R$300 million (USD 90.7 million).

With respect to the ICASGA Loans, the amendment and extension agreements extended the final maturity of such loans for an additional two years, extended the interest-only payment terms of such loans for an additional three years and provided an interest capitalization period for 50% of the interest due for two years.

In connection with such amendment and extension agreements, ACI Airports S.à r.l. and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l.has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$48.0 million (USD 14.5 million). The loan under the Citibank Credit Agreement matures on March 14, 2018. Such loan is unsecured. The obligations under the Citibank Credit Agreement are absolutely and unconditionally guaranteed by ACI Airports S.à r.l.

On December 19, 2017, ICAB entered into a short-term banking letter of credit with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$32.0 million (USD 9.7 million). Obligations under the Banco Pine Credit Agreement are absolutely and unconditionally guaranteed by CAAP. The loan under the “Banco Pine Credit Agreement” matures on January 2018.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$300.0 million (USD 90.7 million), which matures on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility are fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$300.0 million (USD 90.7 million) which is included in Guarantee deposit in Note 16. Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility is also guaranteed by Inframerica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

On December 15, 2015 Armenia International Airports CJSC entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by: (a) the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports CJSC shares.

According to the loan agreement Armenia International Airports CJSC has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31. As of December 31, 2017, Armenia International Airports CJSC was in compliance with all of its covenants.

As of December 31, 2017 Armenia International Airports CJSC pledged cash held in bank accounts for USD 25,409 (USD 13,072 at December 31, 2016 and USD 18,975 at December 31, 2015) and all intangible assets and property and equipment for a total of USD 170,588 (USD 176,461 at December 31, 2016 and USD 185,914 at December 31, 2015).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. As of December 31, 2017, 2016 and 2015, Toscana Aeroporti S.p.A was in compliance with all of its covenants. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1million, to secure the abovementioned loan.

On December, 2017 CAAP entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan in the aggregate principal amount of USD 15 million. Loan under the Julius Baer Credit Agreement is secured by cash collateral provided by a company controlled by the Group of the Shareholder and mature 24 months from the closing date thereunder. This guaranteed was released on February 2018 when the loan was repaid (see Note 31).

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Other liabilities

	At December 31,
	2017	2016	2015
Non-current
Concession fee payable (*)	916,203	970,762	772,088
Advances from customers	31,909	27,922	17,680
Provisions for legal claims (****)	5,798	-	-
Provision for maintenance costs (**)	22,207	20,113	20,423
Other taxes payable	8,531	10,242	3,142
Employee benefit obligation (***)	9,068	8,498	8,139
Salary payable	916	772	1,006
Other liabilities with related parties (Note 27)	1,816	600	2,567
Other payables	10,344	10,539	22,256
	1,006,792	1,049,448	847,301
Current
Concession fee payable (*)	54,840	202,584	99,051
Other taxes payable	32,840	28,729	23,555
Salary payable	41,753	39,084	33,568
Other liabilities with related parties (Note 27)	33,132	31,369	27,197
Advances from customers	6,124	13,941	15,048
Provision for maintenance cost (**)	9,496	6,713	4,506
Expenses provisions	4,569	6,222	1,973
Provisions for legal claims (****)	3,127	5,878	4,730
Other payables	23,605	12,787	16,944
	209,486	347,307	226,572

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2017	188,192	94,590	306,318	2,520,425	3,109,525
At December 31, 2016	378,130	90,290	293,170	2,700,430	3,462,020
At December 31, 2015	237,620	72,130	233,630	2,307,160	2,850,540

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

(*)The most significant amount include in concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

The Brazilian concession agreement establishes the payment of a fixed and variable concession fee.

a)	Fixed concession fee

The Brasilia Airport concession agreement established a fixed concession fee of Brazilian Reales (R$) 4,501,132 (approximately USD 1,360,804), payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA. The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800 (approximately USD 2,056), payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Other liabilities (Cont.)

The Company initially recognized the present value of fixed concession fee against a concession asset in intangible assets. The liability is presented as current and non-current concession fee payable within other liabilities.

The Company estimates this fixed concession fee to be divided in two parts:

(a) Right of use if the airport operates at the existing operating capacity at the beginning of the concession, and

(b) the second portion relates to the Company estimation of the value of the right of use after the infrastructure works that increase capacity of the airport.

Changes in the liability related to the increase capacity of the airport are accounted for against the “Concession asset”. Changes in the liabilities due to passage of time and inflation adjustment are recognized against profit or loss of the period.

ICAB has prepaid approximately 45% of the concession fees ($R 118.9 approximately USD 36 million) due in 2018 under the Brasilia Concession Agreement and ICASGA has prepaid 100% of the concession fees ($R 13.1 approximately USD 4 million) due in 2018 under the Natal Concession Agreement.

On December 20, 2017, the Group entered into amendments of each of the Brasilia Concession Agreement and the Natal Concession Agreement in connection with such prepayments.

As a result of the amendments aforementioned, the future concession fee payment schedule has changed, aiming to maintain the same net present value (“NPV”) to the project as determined under Federal Law No. 13,449/17. The effect of the amendments of the contracts are included in the line Others in the Changes of the year detailed below.

b)	Variable concession fee

The concession agreement for the Brasilia Airport requires payment of an annual fee of 2% of aeronautical and commercial revenues with a cap annually established by the regulatory authority in Brazil (ANAC). After that limit, concession fee is calculated at 4.5%.

Changes in the year of the Concession fee payable is as follows:

	2017	2016	2015
Values at the beginning of the year	1,173,346	871,139	38,739
Acquisition of subsidiaries (Note 26)	-	-	836,258
Financial result	98,122	107,408	2,039
Concession fees	162,117	146,971	133,846
Payments	(325,454)	(136,092)	(136,809)
Payments in advance	(40,126)	-	-
Others	(84,075)	9,132	-
Translation differences	(12,887)	174,788	(2,934)
At the end of the year	971,043	1,173,346	871,139

(**) Changes in the year of the Provision for maintenance costs is as follows:

	2017	2016	2015
Balances at the beginning of the year	26,826	24,929	51,188
Accrual of the year	2,822	4,679	5,391
Use of the provision	(1,507)	(1,906)	(2,580)
Disposals of subsidiaries	-	-	(25,152)
Translation differences	3,562	(876)	(3,918)
Balances at the end of the year	31,703	26,826	24,929

(***)TAGSA and Toscana have post-employment benefits which are defined benefit obligation. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the period.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Other liabilities (Cont.)

The assumptions used for the purposes of valuation of Toscana Aeroporti long term benefits at December 31, 2017 are:

- Annual discount rate: 1.3% (1.31% in 2016 and 2.03% in 2015)

- Annual inflation rate: 1.5% (1.5% in 2016 and 1.75% in 2015)

- Annual employee termination benefit increase rate: 2.63% (2.63% in 2016 and 2.81% in 2015)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit. .

The sensibility in relation with the provision of Toscana is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	6,172	6,856	6,606	6,399	6,395	6,557

The assumptions used for the valuation of Terminal Aeroportuaria de Guayaquil S.A. at December 31, 2017 are:

- Annual discount rate: 4.02% (4.14% in 2016 and 4.36% in 2015)

- Annual turnover rate: 11.1% (11.51% in 2016 and 13.49% in 2015)

- Annual employee termination benefit (in years): 6.61 (5.63 in 2016 and 5.01 in 2015)

- Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2016 and 2015) (1)

- Annual employee future wage increase: 1.5% (3% in 2016 and 2015)

(1)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the prevision of TAGSA is as follows:

Assumption	Annual discount rate		Annual employee future wage increase		Annual turnover rate
Variation rates	1%	(1)%	1%	(1)%	5%	(5)%
Provision for salary payable	1,068	1,406	1,410	1,062	1,204	1,246

Changes of the provision in the year is as follows:

	2017	2016	2015
Balances at the beginning of the year	8,498	8,139	6,198
Actuarial gain/loss (in other comprehensive income)	(323)	403	(475)
Interest for services	165	239	164
Service Cost	250	177	21
Amounts paid in the year	(487)	(223)	(487)
Contributions	-	-	3,322
Translation differences	965	(237)	(604)
At the end of the year	9,068	8,498	8,139

The amounts shown in the Statement of Comprehensive Income for USD 18 in 2017 (USD (307) in 2016 and USD 334 in 2015) correspond to the actuarial income of USD 26 (USD 403 in 2016 and USD 475 in 2015), net of taxes of USD 8 (USD 96 in 2016 and USD 141 in 2015).

(****) Changes in the year of the provision for legal claims is as follows:

	2017	2016	2015
Balances at the beginning of the year	5,878	4,730	935
Accrual of the year	3,661	2,772	1,157
Use of the provision	(810)	(1,089)	(974)
Acquisition of subsidiary (Note 26)	-	-	4,117
Translation differences	196	(535)	(505)
Balances at the end of the year	8,925	5,878	4,730

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23	Trade payables

	At December 31,
	2017	2016	2015
Non-current
Trade payables with related parties (Note 27)	-	-	767
Trade payable with suppliers	3,302	1,663	1,329
	3,302	1,663	2,096
Current
Trade payables with suppliers	122,145	104,914	116,711
Trade payables with related parties (Note 27)	5,667	8,625	4,445
	127,812	113,539	121,156

Fair value of trade payables does not materially differ from book value.

24	Equity

a) Free distributable reserves

The disclosure of movements at each period are as follows:

	2017	2016	2015
Conversion (Note 1)	(1,499,980)	-	-
Cash contributions	6,600	20,494	8,303
Refund of cash contributions	(28,893)	-	-
Contributions in shares (*)	-	1,506,867	-
Contributions by assignment (**)	-	49,960	320,798
	(1,522,273)	1,577,321	329,101

(*) This corresponds to the fair value of the contribution of the shares of AIA, measured in accordance with Luxembourg laws and regulations.

(**) This corresponds to the contribution of accounts receivable from related parties made by the Company’s shareholder.

b) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2017	2016	2015
At the beginning of the year	(1,344,022)	248,677	1,178,534
Distribution in cash from AIA	-	(36,076)	(74,058)
Refund of contributions (*)	-	-	(497,660)
Non-cash distribution from AIA (**)	-	(*) (49,960)	(*) (298,764)
Cash contribution from AIA	-	496	-
Fair value adjustments (***)	-	(*) (1,506,867)	(59,719)
Remeasurement of defined benefit obligations net for income tax	14	(292)	344
	(1,344,008)	(1,344,022)	248,677

(*) This corresponds to reimbursement of previous contributions from the former shareholder.

(**) This corresponds to distributions of dividends in kind from AIA to its former shareholder.

(***) This corresponds to the fair value of the contribution in shares (see footnote 1 in note 24.a) above), as the subsidiaries contributed were retroactively combined in the combined financial statements as of December 31, 2016.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

24	Equity (Cont.)

c) Other comprehensive income

The movements of the reserve of other comprehensive income for the year of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2017	(212,080)	106	(40,043)	(54)	63,402	(188,669)
Continuing operations
Other comprehensive income (loss) for the year	(29,011)	17	432	(3)	-	(28,565)
For the year ended December 31, 2017	(241,091)	123	(39,611)	(57)	63,402	(217,234)

Balances at January 1, 2016	(174,950)	489	(39,999)	(145)	58,218	(156,387)
Continuing operations
Other comprehensive income (loss) for the year	(37,414)	(383)	(44)	91	1,191	(36,559)
Discontinued operations
Other comprehensive income (loss) for the year	284	-	-	-	3,993	4,277
For the year ended December 31, 2016	(212,080)	106	(40,043)	(54)	63,402	(188,669)

Balances at January 1, 2015	-	-	-	-	-	-
Continuing operations
Other comprehensive income (loss) for the year	(112,455)	489	(39,999)	(145)	-	(152,110)
Discontinued operations
Other comprehensive income (loss) for the year	(62,495)	-	-	-	58,218	(4,277)
For the year ended December 31, 2015	(174,950)	489	(39,999)	(145)	58,218	(156,387)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

d) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2017	2016	2015
At the beginning of the year	354,174	371,342	351,809
Shareholder contributions	-	9,018	-
(Loss)/income for the year	3,400	(4,519)	9,801
Other comprehensive loss
Currency translation	3,426	(12,340)	(54,142)
Remeasurement of defined benefit obligations	9	(20)	(14)
Reserve for income tax	(5)	5	4
	3,430	(12,355)	(54,152)
Changes in non-controlling interest
Business combinations	-	-	131,954
Discontinued operations	-	311	(66,656)
Changes in the participations	197	-	(1,414)
Dividends approved	(25,842)	(9,623)	-
	(25,645)	(9,312)	63,884
Non-controlling interest at the end of the year	335,359	354,174	371,342

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Company believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

AA2000 legal proceedings

- During 2013 and 2014 the Argentine Federal Administration of Public Income initiated three different tax assessments proceedings against AA2000, challenging the income tax deduction made by AA2000 from certain services rendered by related companies and third parties and expenses.

Two of such tax assessments proceedings were initiated against AA2000 with respect to income tax deductions from services rendered by third parties. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million (USD 1 million) in 36 consecutive, monthly, installments. As of December 31, 2017 the outstanding amount is AR$6.6 million (USD 0.4 million) which is included in other taxes payable (AR$12.7 million, USD 0.8 million as of December 31, 2016).

The third and most significant claim was initiated by the Argentine Federal Administration of Public Income against AA2000 and its consolidated subsidiaries for income taxes and income tax on undocumented exemptions. The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by CAS (one of its shareholders) were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of the assessment proceeding to the Argentine National Tax Court.

In addition, in 2013, a separate criminal proceeding was initiated by a third party against two former directors of AA2000 based on the same facts as of the assessment proceeding mentioned above. The Court of first instance dismissed the claim and the prosecutor appealed the ruling. The Court of Appeals reversed the prior ruling based on the lack of evidence obtained in the original proceeding and ordered the Court of first instance to expand the fraud investigation and to determine the possible connection with the assessment proceeding mentioned above. After further investigation, the Court of first instance ratified the dismissal of AA2000, which the prosecutor subsequently appealed. The Court of Appeals once again dismissed the case against AA2000 based on the connection of both proceedings and ordered the consolidation of the fraud and the tax investigations. Consequently, the Court of first instance on economic and criminal matters No. 11 is now the intervening court for both proceedings.

Given that the facts which originated both claims were the same, both proceedings continued as a unified criminal matter on income taxes and income tax on undocumented exemptions.

Although management and legal advisors have strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017 AA2000 complied with the extraordinary regime of regularization of tax obligations provided by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The total amount that AA2000 must pay for such extraordinary regime is USD 10.5 million in 60 consecutive, monthly payments as from March, 2017 which is included in other taxes payable.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

On August 25, 2017, the prosecutor challenged the request made by AA2000 to suspend the criminal proceeding, arguing that although the company complied with the extraordinary regime for the services rendered by CAS, it failed to include under this extraordinary regime the services rendered by third parties. Legal advisors and management believe that once all the installments under the extraordinary regime are fully paid, the action to prosecute tax claims based on these facts will be fully extinguished.

Pursuant to the Final Memorandum of Agreement entered into with the Argentine Government, dated April 3, 2007, AA2000 is required to assess and remediate environmental damage at their airports in Argentina.

In August 2005, a civil action was brought by Asociación de Superficiarios de la Patagonia, a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport and, in September 2006, AA2000 was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell due to the fact that AA2000 manages the real property at which the environmental damages occurred. AA2000 has asserted that Shell is solely responsible for any damages.

In August 2011, Asociación de Superficiarios de la Patagonia brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement.

The administrative federal court appointed the Argentine Center of Engineers (Centro Argentino de Ingenieros) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed for an amount equals to AR$97.4 million (equivalent in USD 5.2 million).

The aforementioned do not constitute a contingency as soon as their execution is ordered, the disbursements must be considered included in the contractual investment plan.

Brazil legal proceedings

Administrative Proceedings before the Brazilian ANAC

Inframérica Concessionária do Aeroporto de Brasilia S.A. filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$758.0 million (USD 253.1 million), requesting the economic re-equilibrium of Inframérica Concessionária do Aeroporto de Brasilia’s concession agreement based on (among other things) additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced Inframérica Concessionária do Aeroporto de Brasilia’s revenues in connection with the use of the cargo terminal. Claims in the amount of R$454.1 million (USD 120.2 million) were denied by the Brazilian ANAC, and Inframérica Concessionária do Aeroporto de Brasilia expects to initiate an arbitration proceeding with respect to the denied claims. The remaining claims are under review by the Brazilian ANAC.

In addition, on June 29, 2017, Inframérica Concessionária do Aeroporto de Brasilia filed new claims with the Brazilian ANAC in the amount of R$ 737 million (USD 240 million) requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) the loss of revenues as a result of modifications to the rules and regulation affecting the air traffic system in Congonhas airport. These claims are under review by the Brazilian ANAC.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

On December 29, 2015, Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. filed claims in the total amount of R$1.0 billion (USD 263.1 million) before the Brazilian ANAC requesting the economic re-equilibrium of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government (EVTEA) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement. Claims in the amount of R$956.8 million (USD 251.7 million) were denied by the Brazilian ANAC, and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. expects to initiate an arbitration proceeding with respect to the denied claims. The remainders of the claims are under review by the Brazilian ANAC.

Civil Proceedings

Inframérica and its subsidiaries are defendants in various civil lawsuits, which individually and in the aggregate are not material. In addition, we filed an ordinary action against the Brazilian ANAC to suspend the payment of the annual granting fees related Inframérica Concessionária do Aeroporto de Brasilia S.A. ´s concession (outorga anual), in the amount of R$245.7 million (USD 75 million), which required Inframérica to a court deposit by Inframérica in the amount of R$246.8 million (USD76 million) included in Note 16 in Guarantee deposit as of December 31, 2016. This process was terminated in December 2017. On December 6 the concessionaire petitioned for the waiver to the continuation of the proceeding, once the process of rescheduling the annual granting fees payment for the remainder of the concession was carried out.

Inframérica Participações S.A.

Inframérica Participações S.A. identified three payments totaling R$ 858 made during 2014, when Infravix Participações S.A. was still an indirect shareholder of the Inframérica Participações S.A., to individuals or entities for which Inframérica Participações S.A. was unable to clearly identify a proper purpose. Through the date of the issuance of these financial statements Inframérica Participações S.A. has received no official notice that it is under investigation by Brazilian authorities in connection with these payments. Inframérica Participações S.A. could be exposed to reputational harm and other adverse effects in connection with these payments. Additionally, if these payments are ultimately found to have been improper fines and sanctions may be applied, as well as other penalties.

Based on the opinion from external legal counsel of Inframérica Participações S.A., that made an assessment based on a criminal, civil and administrative legislation, Inframérica Participações S.A. does not expect, considering the facts and circumstances known to date, losses to be material.

TAGSA legal proceedings

In June 2005, TAGSA was granted the administration and operation of certain duty-free areas for a 20 year-period, in order to develop commercial and service activities, as well as the improvement of existing facilities and the construction of new ones. Duty-free areas are entitled to certain tax benefits, including a 100% exemption from income tax, as well as VAT, among others.

In 2010, a new Production, Commercial and Investment Code was enacted in Ecuador, which repealed the law that created tax free zones.  However, transitional provisions in such code included a grandfather clause, which determined that concessions granted by previous regulations were not affected by these new dispositions.

Notwithstanding that, tax authority rewiewed 2010, 2012 and 2013 fiscal years and didn’t recognize the tax benefits granted by the Free Zones Law, and assessed additional income tax charges for the fiscal years 2010, 2012 y 2013 of U.S$1.9 interests and penalties included and U.S.$1.4 and U.S.$2.5 million respectively, interests and penalties not included.

TAGSA paid the amount regarding 2010’s fiscal year and disputed the validity of 2012 and 2013´s claims, based on the opinion of its tax and legal advisors.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Fiscal years 2014-2016 are open for review, but TAGSA’s management consider that the company has strong arguments to support its position.

Peruvian Proceedings

Unilateral Termination

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero.

On July 18, 2017, Kuntur Wasi formally notified the Peruvian Government of its disagreement with the unilateral resolution because: (i) Kuntur Wasi had fulfilled all of its contractual commitments, (ii) there was no valid justification to unilaterally terminate the Kuntur Wasi Concession Agreement and (iii) if the unilateral termination were exercised, the Peruvian Government would be obliged to compensate all the damages suffered by Kuntur Wasi. Likewise, Kuntur Wasi notified the Peruvian Government of its decision to begin the direct treatment procedure to resolve the controversy in accordance with the provisions of section 16.5 of the Concession Agreement. On January 18, 2018, the Peruvian Government unilaterally terminated this treatment procedure without reaching an agreement yet. Pursuant to the Concession Agreement, negotiations should continue through an arbitration procedure.

On September 11, 2017, Corporación América sent written notice to the Peruvian Government notifying the Peruvian Government of its non-compliance with certain Peruvian Government obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between us (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to us.

The amount of damages sought by Kuntur Wasi in connection with the termination has not yet been determined.

State and Money Laundering Complaint

On February 24, 2017, the Peruvian Prosecutor initiated an investigation under Peruvian Law against certain management of Kuntur Wasi, for alleged conspiracy with governmental authorities to obtain the concession for the operation of the new Cusco International Airport in Chinchero. On October 10, 2017, upon expiration of the statutory term for the completion of the initial investigation the Peruvian prosecutor filed an amendment to the complaint, which is now based on alleged instances of crimes against the state and money laundering by Kuntur Wasi under the Organized Crime Law.

As set forth by the Peruvian prosecutor in this amended complaint, the investigation will now center around Kuntur Wasi not having funding available at the time of the award of the concession to complete the bid project, the provision of certain loans and payments made to Kuntur Wasi from Cedicor, APP, Converse Bank and Liska, and payments made to Proyecta y Construye S.A. from Kuntur Wasi in connection with engineering services for the construction of the Cusco Airport.

The Superior Court of Justice of Lima, Perú (confirming the judgments of the First Instance Court) resolved on January 29, 2018 and January 30, 2018, that:

(a) until the prosecutor does not properly support the allegation of money laundering, the Kuntur Wasi’s Peruvian management crime is not configured. The Prosecutor should eventually remake the accusation and properly support his request; and

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

(b) the request for the lifting of bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, and Jose Balta (KW Peruvian management), as well as of Kuntur Wasi, was rejected considering that the Prosecutor request has lack of proof. As a result, the Prosecutor’s Office should have no elements to continue with this money laundering case.

Without prejudice of this, we will vigorously defend against any of these allegations, as we believe such allegations are without merit.

Management and legal advisors have strong arguments to defend against these allegations, considering that such allegations are without merit.

b. Commitments

Country	Concession	Number of Airports	Concession Start Date	Current Concession End Date	Extension Details
Argentina	AA2000	35[1]	1998	2028	10 years
	NQN	1	2001	2021	5 years
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2046
	TA (ADF)	1	2003 (2014)	2043
Brazil	ICASGA	1	2012	2040	5 years
	ICAB	1	2012	2037	5 years
Uruguay	Puerta del Sur	1	2003	2033
	CAISA	1	1993 (2008)	2019
Ecuador	TAGSA	1	2004	2024
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Peru	AAP	5	2011	2036	Extendable to 2071
Total		52

1.	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending government approval to be included in the AA2000 concession.

Argentine Concession Agreement

In February 1998 AA2000 was awarded the concession agreement for the use, operation and management of 33 airports in Argentina (the “Group A” airports). The concession agreement was subsequently amended and supplemented by the memorandum of agreement it entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). References to the concession agreement amended and supplemented by the Memorandum of Agreement is made as the “Argentine Concession Agreement”.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State of Argentina issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The Argentine Concession Agreement was granted for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the Argentine National Airports Regulator (Organismo Regulador del Sistema Nacional de Aeropuertos, (the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Group could not provide any assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Argentine Concession Agreement, the Argentine National Government will have the right to buyout our concession at any time as from February 13, 2018. If such right is exercised, the Argentine National Government is required to indemnify AA2000.

Under the terms of the Argentine Concession Agreement, AA2000 is required to, on a monthly basis, allocate an amount equal to 15% of revenues (in Argentine pesos) to the Specific Allocation of Revenue, as follows:

-11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. Of such funds, a 30% will be previously deducted for deposit in an account to the order of the ANSES. The Secretary of Transportation, following the ORSNA’s approval, will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by AA2000 or not.AA2000 may file proposals with the ORSNA which, together with the ORSNA’s proposals, shall be communicated to the Secretary of Transportation, which shall decide the application of the trust funds.

- 1.25% of total revenue to a fund to study, control and regulate the Argentine Concession, which shall be administered and managed by the ORSNA.

- 2.5% of total revenue to a trust for investment commitments for the “Group A” airports of the Argentine National Airport System. (Those operated by AA2000)

AA2000 may cancel the obligations to provide amounts of money to the trust through the assignment of credits whose cause and/or title are the result of the provision of aeronautical and/or airport services performed within the framework of the concession, with the previous intervention of The Secretary of Transportation and the authorization of the ORSNA.

The Argentine Concession Agreement requires AA2000 to formulate a master plan for each of its airports. Each master plan establish the investment commitments to be received by each airport during the term of the Argentine Concession Agreement, taking into account the expected demand of aeronautical and commercial services.

AA2000 is required to make capital expenditures in accordance with the investment plan commitment included in the Argentine Concession Agreement. Total investment commitments between January 2006 and 2028 are AR$ 2,158 million (calculated in December 2005 values). As of December 31, 2017, AA2000 has invested AR$ 1,876.9 million (calculated in December 2005 values) under the investment plan.

In order to guarantee performance of the works under the investment plan, AA2000 is required to enter into a guarantee with a value equal to 50% of the investment planned for the year before March 31 of each year. AA2000 granted a surety bond in the amount of AR$ 1,465 million (approximately USD 78.6 million) to comply with the investment plan guarantee required by the Argentine Concession Agreement.

AA2000 sets up a guarantee for concession contract fulfilment for the total amount is for AR$ 410,5 million (approximately USD 22 million).

In addition, AA2000 is required to maintain a civil liability insurance policy Covering personal and property damages, loss or injury in an amount of at least AR$ 300 million. AA2000 has taken out insurance policy for an amount of USD 500 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

As a result of the renegotiation of the concession contract, in 2006 AA2000 has delivered to the Argentine Government 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of AR$1 each and have no voting rights. Such shares are redeemable by AA2000 at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government has the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent AA2000 has not previously redeemed such annual percentage for the respective year. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event AA2000 does not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation. There are 616,914,353 preferred shares outstanding at December 31, 2017 (604,817,993 at December 31, 2016).

In addition to the airports operated under the AA2000 Concession Agreement, the Group also operates the Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport.

In 2001, the Government of the Province of Neuquén together with the ORSNA awarded the Group the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which is set to expire in 2021. Likewise, in 2008 the Municipality of Bahia Blanca together with the ORSNA awarded the Group the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire on 2033. Both concession agreements provide the possibility of extension upon approval.

The Group operates the Termas de Rio Hondo Airport in Argentina, pursuant to an agreement between AA2000 and the Province of Santiago del Estero, but there is no written concession agreement with the Argentine Government. As of the date of these consolidated financial statements, there are certain regulatory approvals pending to include the Rio Hondo Airport within the AA2000 Concession Agreement. The Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport are not material to the Group´s business.

Uruguayan Concession Agreements

Puerta del Sur S.A. (“PDS”) signed with the Uruguayan Government a concession agreement which grants until the year 2033 the management,exploitation, construction, maintenance and operation of Carrasco International Airport “Gral. Cesáreo L. Berisso”.

Consorcio Aeropuertos Internacionales S.A. signed with the Uruguayan Government a concession agreement which grants until the year 2019 for the reconstruction, maintenance and partial operation of the services of International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este.

Obligations Assumed by PDS as Concessionaire

-	Use the assets, facilities, material and human resources for associated with the provision of aeronautical and commercial services under the concession agreement exclusively for that purpose.

-	Make investments in construction, new works, repair, upgrade, preservation and maintenance, as described in the technical attachments to the concession agreement, according to the investment schedule. In addition, perform the necessary investments in response to the growth in the national and international traffic of passengers and cargo.
-	Take on all necessary measures so that the Carrasco International Airport is at least under the following categories: to be included in the following categories of the International Air Transport Association (“I.A.T.A”): (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of I.A.T.A).
-	Pay the annual concession fee under the terms and conditions of the concession agreement.
-	Maintain the guarantees and insurance policies valid and current. Keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24 hours a day, seven days a week) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The Integrated Management Contract also establishes:

-	The contract term shall be 20 years as from November 21, 2003, and may be extended for a further 10-year term, at PDS's request and subject to the approval of the Uruguayan government.
-	An amendment to the contract dated September 2, 2014, were the option to extend was exercised by PDS and the concession was extended until November 20, 2033.
-	The maximum prices to be charged by PDS at the Carrasco airport for landing, aircraft, parking, cargo and aircraft services.
-	The fee payable to the National Airport Infrastructure and Civil Aviation Authority in Uruguay ("DINACIA"), as well as the frequency of those payments.
-	The amount of the guarantees to be provided in favor of the Uruguayan Ministry of Defense for:
-	the obligations of the purchaser (the Company) to hire an airport operator, investments and payment of capital; and
-	the obligations of PDS for performance under the concession agreement.
-	PDS is required to engage and maintain an airport operator who, in turn, is in charge of providing advice to PDS in the following service areas; airplanes, passengers, mailing and cargo.

Fees

Pursuant to the concession agreement, Puerta del Sur is required to pay to the Uruguayan government an annual fee, which will be the higher of: a) USD 4,401; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00405, plus applicable cargo fees.

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction work of the new terminal (a USD 2.3 million guarantee is in place for Group 1 and 2 works) and a performance guarantee for USD 6 million, that will be returned to PDS six months after the expiration of the Carrasco Airport Concession Agreement.

Insurance

PDS must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement, with itself and the Uruguayan Ministry of Defense as beneficiaries, to cover all risks until termination or expiration of the concession. The minimum coverage amount is USD 250 million.

Ecuadorian Concession Agreement

Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has a concession agreement which grants until July 27, 2024 the development, operation and maintenance of Guayaquil airport, José Joaquin de Olmedo (“JJO”).

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Obligations Assumed by TAGSA as Concessionaire

The main obligations under the concession are:

- Design and construction of the works and investment specified in the Concession Agreement during the initial, intermediate and final phases, and expansion of the national terminal.

- Operate and manage the JJO from the date of commencement of operations.

- Establish regulations for the normal development of JJO.

- Preventive and corrective maintenance of the JJO, including (i) all necessary repairs of the facilities, equipment and other concession assets built, acquired or incorporated by the TAGSA or pre-existing in the JJO and (ii) maintaining the facilities, equipment and other assets to prevent deterioration.- Taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services.

-Payment of the annual concession amount

-Provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA.

Fees

TAGSA is required to pay the annual concession amount to a trust, which amounts to 50.25% of gross revenues from tariffs and charges, and certain other commercial revenues from the operation of JJO to the Trust Fund for Development of the New Airport of Guayaquil, plus a fixed amount of USD 1.5 million per year for administrative services.

Guarantees

TAGSA is required to maintain a performance bond as security for the timely fulfillment of the obligations under the concession agreement of USD 3 million for the rest of the concession. In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20% of the amount that is required to be paid by TAGSA to the Trust minus the amount of the performance bond of Guayaquil Concession Agreement. The current amount of the performance bond is USD 5 million.

ECOGAL is required to deliver a performance bond of USD 700,000 to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., a financial institution in Ecuador, and is in force until April 14, 2018.

Brazil Concession Agreement

Inframérica Concessionária do Aeroporto de Brasília S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. signed with the Brazilian regulatory authority (the Brazilian ANAC) a concession agreement which grants the construction, operation and maintenance of the airports of Brasilia, for a period of 25 years from 2012, and the airport of Natal (São Gonçalo do Amarante) for a period of 28 years, since 2011. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations Assumed by Inframérica Concessionária do Aeroporto de Brasília S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. as Concessionaires

- providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law 8.987/95 (the Brazilian Concessions Law), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Airport Operation Plan;

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

- implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the applicable Airport Operation Plan;

- providing proper service, defined under the Airport Operation Plan as regular, continuous, efficient, safe, up to date, broad and courteous services at a fair price, to the general public and airport customers;

- performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;

- presenting ANAC with an Infrastructure Management Plan and Service Quality Plan every five years for the entire term of each of the Brazilian Concession Agreements:

- submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the concession agreement and applicable regulations; and

- developing and implementing plans for dealing with emergencies at the airports, and maintaining for such purposes the human resources guidelines and other training materials required by industry regulations and the applicable Airport Operation Plan.

Fees

Grant payment obligations arising from these concession agreements are described in Note 22.

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:

Event	Amount of the Performance Bond (in R$)	Amount of the Performance Bond (in USD)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65 million	19.7 million
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract)	6.5 million	1.9 million
Current amount of Phase II	11.9 million	3.6 million
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments

Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7 million	80.6 million
After completion of Phase I-B of the Natal Concession Agreement or at the termination of the contract	133.3 million	40.3 million
Current amount of Phase II	188.5 million	56.9 million
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement.	19.1 million	5.8 million

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The AAP Concession Agreement

AAP is required to provide a guarantee with respect to compliance of all of its obligations under the AAP Concession Agreement, including the payment of any penalties and the levels of quality and service of the works. The AAP Concession Agreement performance bond does not cover the obligations guaranteed by the AAP Construction performance bond specified below. The AAP Concession Agreement performance bond required amounts is USD 4.5 million on the date of the execution of the AAP Concession Agreement, and must be renewed annually until two years after the termination of the AAP Concession Agreement.

AAP is required to provide a guarantee of the execution of the works, including the payment of any penalties. The AAP Construction performance bond will guarantee (i) during the initial construction period, a total of 10% of the sum of the amounts established in the work execution program, that must renewed annually during the duration of this stage and the following three months, and (ii) during the remaining period, a total of 20% of the sum of the amounts established in the Annual Investment Plan for the Remaining Period Works, and must be renewed annually until 12 months after the complete execution of the works.

Armenian Concession Agreement

Armenia International Airports CJSC has been awarded a concession agreement which grants until year 2032 the exclusive rights of exploitation, administration, maintenance and operation of Yerevan airport, Zvartnots. At the end of the concession period, the Company has the option to indefinitely extend the term of the concession agreement for additional periods of five years. The Armenian Concession Agreement does not require Armenia International Airports CJSC to pay any fee or other consideration of any kind whatsoever for the rights granted to it under the Armenian Concession Agreement.

Within the scope of the Armenian Concession Agreement the Company planned to build a new terminal in three phases. The first two phases are completed, which mainly included the construction of a new terminal for arrivals and departures.

Obligations Assumed by the Concession Manager

Under the terms of the Armenian Concession Agreement, the Concession Manager shall:

- undertake and warrant the normal and permanent rendering of aviation services;

- manage and operate the airports according to internationally accepted airport standards;

- comply with the Master Plan;

- obtain, at its own cost and risk, adequate financing and management resources to modernize the physical infrastructure of the airport, to ensure compliance with applicable regulatory standards and to improve the quality of their management;

- provide the Armenian Government with the ground spaces required for the performance of customs, migration, defense, security, safety, phyto-zoo sanitary and bromatological controls and public health activities, as long as they are and remain activities directly performed by Armenian Government agencies and bodies. If the Armenian Government decides to delegate any of such activities to the private sector, the Concession Manager shall have a right of first refusal for the performance of such activities, which right must be exercised within a period of 30 days as from the announcement of any bid by a third party;

- provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airport, which will include data regarding traffic, revenues and investments;

- manage, operate and exploit the airport activities, directly or through contracts with third parties, subject to the limitations set forth in the Armenian Concession Agreement;

- collect from all of the users (including the airlines and all other public or private persons performing activities or exercising any authority in the airport) the corresponding airport charges and the fees which the Concession Manager may establish from time to time; and

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

- construct, maintain and/or operate, on its own account or through any third parties, any hangars, fuel storage plants or aircraft supply plants, customs warehouses and/or any other warehouses or premises related to the handling of air cargoes or the aeronautical operation in general.

Every five years during the term of the concession, the Company is required to submit a Master Plan to the Government of the Republic of Armenia, which describes the works to be executed in that five-year period, including the corresponding preliminary estimates and also sets forth the guidelines for the works and operations related to improvement and maintenance of the Airport during the remaining part of the term, as well as the description of actual works. The Master Plan will be updated every five years and extended to cover the 30 year term of the Armenian Concession Agreement.

According to the concession agreement, the total investment commitments required for the next 12 months are USD 8 million, for the period between 1 year and 5 years USD 75 million and for the period after 5 years USD 11 million.

Italy Concession Agreement

Toscana Aeroporti S.p.A. (“TA”) has the concession of the airports of Pisa and Florence until 2043 and 2046, respectively.

The concession for Pisa Airport (“Pisa Concession”) was approved on December 7, 2006, with the Inter-Ministerial Decree issued by the Ministry of Transportation, the Ministry of the Economy and the Ministry of Defense. The Concession Agreement will expire on December 7, 2046.

The Florence Concession was approved on March 11, 2003, with the Inter-Ministerial Decree issued by the Ministry of Infrastructure and Transport and the Ministry of the Economy and Finance.

In order to meet the urgent need to implement the relevant legal framework, the abovementioned Inter-Ministerial Decree provided the extension of the duration of the concession to 40 years. The Concession Agreement will expire on February 10, 2043.

Obligations Assumed by TA as Concessionaire

Under the terms of the Pisa and Florence Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining Pisa Airport, which includes, inter alia, the performance of the following obligations and activities:

- paying the annual concession fee;

- adopting all appropriate measures in favor of the neighboring territorial communities and their security;

- organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;

- providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;

- obtaining prior authorization from ENAC to appoint sub concessionaires to carry out airport activities and to give prior written communication to ENAC of the sub concession of other activities (e.g., commercial activities), in any case ensuring that the relative third party sub concessionaires take out an insurance policy to cover the risks related to their respective activities;

- providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;

- adopting all necessary measures to ensure the provision of the fire-fighting service;

- ensuring the carrying out of airport security control services;

- complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

- preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and

- guaranteeing the suitability of the standards of offered services.

Fees

As consideration for both airport concessions granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport.

The fees are established by Inter-managerial Decree (decreto interdirigenziale) dated June 30, 2003, which provides the adoption of a work load unit criteria, where each unit corresponds to one passenger or 100 kg of goods or post.

Guarantees

Suretyships provided to third parties on behalf of TA (€6.3 million as of December 31, 2017 and €7 as of December 31, 2016) mainly refer to performance bonds with ENAC (Italian regulatory authority) as beneficiary, in order to guarantee full and exact fulfillment of the obligations established with the two 40-year Conventions signed; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Insurance

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events).

Under the terms of the Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs, and is revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective Concession.

On November 3, 2015, it was received the technical approval by ENAC of 2014-2029 master plan for Florence Airport. The master plan is subject to the Environmental Impact Assessment (Valutazione di Impatto Ambientale (VIA)), which was approved by the Ministry of the Environment on December 3, 2016. The ministerial decree regarding the VIA has yet to be signed. Once the VIA procedure is completed, the urban planning assessment procedure will commence.

In April 2015, ENAC approved, from a technical perspective, 2015-2028 master plan for Pisa Airport. TA, through ENAC, has initiated the urban planning compliance procedure with the Ministry of Transport, after which all the works envisaged in the master plan will be considered compliant in terms of urban planning, approved and non-deferrable.

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, 2016 and 2015, equity as defined under Luxembourg laws and regulations consisted of:

	At December 31, 2017	At December 31, 2016	At December 31, 2015
Share capital	1,500,000	20	20
Legal reserve	2	2	-
Free distributable reserves	385,055	1,907,328	330,007
Retained earnings	31,206	27,723	56,388
Total equity in accordance with Luxembourg law	1,916,263	1,935,073	386,415

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends (Cont.)

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

26	Business combinations, other acquisitions and investments

In December 2015, ACI Airports International S.à r.l. acquired 43.05% of the shares of Inframérica Participaçoes S.A. (“Inframérica”) and 49,95% of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) in order to gain control of the aforementioned companies. Inframérica is the owner of the 51.00% interest in Inframérica Concessionaria do Aeroporto do Brasilia S.A. (“ICAB”). As of December 31, 2016, A.C.I. Airports International owns 50.98% of the capital stock and voting rights of ICAB and 99.96% of ICASGA.

The total purchase price was USD 55 million. For accounting purposes the Group assessed these acquisitions as a single acquisition.

The fair value of the net assets acquired amounted to USD 189 million. The most significant assets acquired represented concession assets at a fair value of USD 1,34 billion. Goodwill was measured at acquisition date as the amount by which the aggregate of (i) the fair value of consideration transferred plus (ii) the fair value of the non-controlling interest recognized plus (iii) the fair value of the previously held interest in the acquired entities exceeds the total fair value of net assets acquired recognized in accordance with IFRS 3. Goodwill amounted to USD 51 million. This goodwill is not expected to be deductible for tax purposes.

In connection with the fair value of net assets acquired, assets and liabilities included in the Consolidated Statement of Financial Position are mainly related with those assets and liabilities acquired in the above mentioned business combinations and other acquisitions and investments.

There are no significant expenses related to this business combination.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26	Business combinations, other acquisitions and investments (cont.)

The assets and liabilities recognized as a result of the business combination is as follows:

ASSETS
Non-current assets
Intangible assets, net	1,340,634
Property, plant and equipment, net	1,752
Deferred tax assets	43,265
Other receivables	26,242
1,411,893
Current assets
Other financial assets	17,085
Other receivables	13,320
Trade receivables	13,851
Cash and cash equivalents	15,518
59,774
Total assets	1,471,667
Net identifiable assets acquired	56,906

Non-controlling interest	132,202

LIABILITIES
Non-current liabilities
Borrowings	316,451
Other liabilities	842,526
1,158,977
Current liabilities
Borrowings	16,525
Other liabilities	79,755
Trade payables	27,302
123,582
Total liabilities	1,282,559
Total equity and liabilities	1,471,667

If the acquisition had occurred on January 1, 2015, consolidated pro-forma revenue and profit for the year attributable to the owners of the parent ended 31 December, 2015 would have been USD 1,299 million and a loss of USD 18 million, respectively.

Accounting policy choice for non-controlling interests

The group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. The Company has elected to recognize the non-controlling interests in ICAB at fair value. See note 2.F for the group’s accounting policies for business combinations.

Previously held equity interest in both acquired entities

The previously held interest in both acquired entities was re-measured at fair value at acquisition date. The result of such remeasurement was a gain of USD 11,504 and was included in share of income or loss in associates in the statement of income.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación América International S.à r.l. (previously denominated America Corporation International S.à r.l.), Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

Liska Investments Corporation is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Interests in subsidiaries are set out in Note 2.B.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services. The Group has also significant assets and liabilities arise from financial agreements with related parties.

Summary of balances with related parties are:

	At December 31,
	2017	2016	2015
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade Receivables with Associates	-	229	-
Trade Receivables with other related parties	1,130	1,255	5,423
Other Receivables with Associates	5,555	-	3,827
Other Receivables with other related parties	9,775	9,025	14,060
Other Financial Assets with Associates	-	7,769	11,530
Other Financial Assets with other related parties	3,621	-	11,818
Trade Payables to other related parties	(5,667)	(8,625)	(5,212)
	14,414	9,653	41,446
(b) Financial debt
Borrowings owed to other related parties (*)	(34,651)	(22,220)	(618)
	(34,651)	(22,220)	(618)
(c) Other liabilities
Other liabilities - other related parties	(34,948)	(31,969)	(29,764)
	(34,948)	(31,969)	(29,764)

(*) Loans with related parties are secured by cash collateral by a company controlled by the Group of the Shareholder and were paid on February 8, 2018, see Note 31 “Indebtedness”.

	For the year ended
	2017	2016	2015
Transactions
Cash contribution and contributions in kind	6,600	1,577,321	329,101
Refund of shareholder contributions	(28,893)	-	-
Commercial revenue	6,790	4,067	5,967
Fees	886	473	(1,818)
Interest accruals	(3,159)	(824)	2,468
Acquisition of goods and services	(13,950)	(10,270)	(8,171)
Others	(900)	200	-

Remuneration received by the Group’s key staff (company`s directors) amounted to approximately 2.6% of total remunerations accrued at December 31, 2017, 3.4% accrued at December 31, 2016 and 2.6% accrued at December 31, 2015.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28	Cash flow disclosures

	At December 31,
Changes in working capital	2017	2016	2015
Other receivables and credits	(78,303)	(97,038)	(64,221)
Inventories	(909)	987	4,385
Other liabilities	(171,741)	(57,779)	(111,250)
	(250,953)	(153,830)	(171,086)

The most significant non-cash transactions are detailed below:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015

Intangible assets acquisition with an increase in Borrowings/Other liabilities	(1,591)	(3,260)	-
Dividends not paid	(2,007)	-	-
Property, plant and equipment acquisitions with an increase in Other liabilities	(9)	-	-
Borrowings cost capitalization	(9,301)	-	-
Contribution in kind in associates	(17,950)	-	-
Decrease in Intangible with an decrease in Other liabilities (Note 22)	(84,075)	-	-
Assignment of credits	(4,744)	-	-
Payment of Commitments to the grantor with a decrease in Other receivables and credits	64,284	-	-
Contributions in kind(*)	-	1,556,827	320,798
Dividends distribution(*)	-	(49,960)	(298,764)
Refund of contributions(*)	-	-	(497,660)
Loans repayment – assignment of credits(***)	-	-	(74,477)
Spin-off of assets and liabilities(****)	-	-	(62,539)
Disposals of subsidiaries/associates(**)	-	-	322,960

(*) See note 24.

(**) This includes other receivables from disposals of discontinued operations (see note 28) and other receivables from disposals of associates which was contributed in the year 2016 in the free distributable reserve of the Company (see note 24).

(***) This corresponds to a settlement of a loan by assignment of credits to the borrowers.

(****) This corresponds to assets and liabilities transferred outside the Group through spin-off of equity.

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	604,102	475,639	22,220	5,280	1,107,241
Cash flows	99,725	129,491	10,525	(2,531)	237,210
Foreign exchange adjustments	6,117	14,686	(82)	(282)	20,439
Other non-cash movements	55,386	62,599	1,988	1,582	121,555
Balances as of December 31, 2017	765,330	682,415	34,651	4,049	1,486,445

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29	Discontinued Operations

As a result of the corporate reorganization process mentioned in Note 1, during 2016 the Group sold its equity participations in Helport do Brasil S.A. (August 31, 2016), Hidroaconcagua S.A. (October 20, 2016), as well as other smaller entities.

Considering that there were companies not related to the airport industry, they were included as discontinued operations.

Summarized information of Statement of Income is as follows:

	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenues	-	5	261,686
Cost of services	-	(92)	(203,230)
Gross profit	-	(87)	58,456
Selling, general and administrative expenses	-	(796)	(7,314)
(Loss)/ income on disposal of discontinued operations	-	(8,916)	92,167
Other operating expense	-	(228)	(5,591)
Operating (loss)/ income	-	(10,027)	137,718
Financial result, net	-	548	(19,809)
(Loss)/ income before equity in earnings of associates and income tax	-	(9,479)	117,909
Share of income or loss in associates	-	62	(10,806)
(Loss)/ income before income tax	-	(9,417)	107,103
Income tax	-	(61)	1,884
(Loss)/ income from discontinued operations	-	(9,478)	108,987
Currency translation adjustment	-	4,277	(4,277)
Total comprehensive (loss)/ income for the year	-	(5,201)	104,710

Summarized cash flow information is as follows:

	At December 31, 2017	At December 31, 2016	At December 31, 2015
(Decrease)/ Increase in cash	-	(7,655)	15,227
Used in operating activities	-	(8,155)	(41,969)
Provided by/(used in) investing activities	-	500	(139,531)
Provided by financing activities	-	-	196,727

Financial information relating to the discontinued operations of the companies sold for the year 2017, 2016 and 2015 to the date of disposal is set out below;

	2017	2016	2015
Non-current assets	-	13,721	460,499
Current assets	-	38,997	228,663
Total assets	-	52,718	689,162
Non-current liabilities	-	6,552	279,662
Current liabilities	-	30,551	157,315
Total liabilities	-	37,103	436,977
Total attributable to owners of the parent	-	15,304	185,529
Non-controlling interests	-	311	66,656
Total equity and liabilities	-	52,718	689,162

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29	Discontinued Operations (Cont.)

The aggregate effects of disposals of subsidiaries are as follows:

	2017	2016	2015
Net identifiable assets disposed	-	15,304	156,716
Spin-off of net assets	-	-	28,813
Transfer from shareholders equity – currency translation differences	-	3,993	58,150
(Loss)/Income from discontinued operations	-	(8,916)	92,167
Other receivables from disposals	-	-	273,000
Net cash inflow on disposal of discontinued operations	-	10,381	34,033
Less: Cash and cash equivalents in subsidiaries disposed	-	(8,593)	(44,030)
Net cash provided by/(used in) investing activities	-	500	(139,531)
Net cash used in discontinued investing activities	-	(8,093)	(183,561)

30	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares resulting from the Conversion and the Reverse Stock Split, which were implemented in two stages::

-	Stage 1: Conversion that implies an increase to 1,500,000,000 common shares as explained in Note 1.
-	Stage 2: Reverse stock split from 1-to-10.12709504 approved by the shareholder on January 19, 2018 that implies a reduction of the outstanding common shares from 1,500,000,000 to 148,117,500 common shares. The nominal value of USD 1 of each common share has not changed because of the Reverse Stock Split, which become effective as of the date of its approval.

The Conversion and the Reverse Stock Split has been given a retrospective effect.

The following tables shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total, of continuing and discontinued operations:

	2017	2016	2015
Income/ (loss) attributable to equity holders of the Group	63,491	43,236	(11,039)
Weighted average number of shares (thousands)	148,118	148,118	148,118
Basic income/(loss) per share of continuing operations	0.43	0.29	(0.07)

	2017	2016	2015
(Loss)/ income of discontinued operations attributable to equity holders of the Group	-	(9,477)	116,529
Weighted average number of shares (thousands)	148,118	148,118	148,118
Basic (loss)/ income per share of discontinued operations	-	(0.06)	0.79

	2017	2016	2015
Income attributable to equity holders of the Group	63,491	33,759	105,490
Weighted average number of shares (thousands)	148,118	148,118	148,118
Basic income per share of continuing and discontinued operations	0.43	0.23	0.71

As of the date of the issuance of these consolidated financial statements, there are no CAAP instruments outstanding that imply the existence of potential ordinary shares. Thus the basic net income per share matches the diluted net income per share.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

31	Subsequent events

Indebtedness

On January 8, 2018, CAI issued €60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

On February 7, 8, and March 7, 2018, CAAP repaid the outstanding amount of USD 126,690.8 with Goldman Sachs, Converse Bank, Orotun S.A. and Julius Baer & Co. Ltd.

On March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R $300 million (USD 91.9 million).

With the proceeds of these loans, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of USD 106.6 million (approximately $R 348).

As a result of this operation, the guarantee deposit held by CAAP has been released (approximately USD 92.9 million).

Initial Public Offering

On January 19, 2018, the Shareholder approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split.

On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00.

On February 5, 2018 the Executive Committee; in accordance with (i) the provisions of the articles of associations of the Company, and (ii) the resolutions taken by the Company´s board of directors wihich determined and confirmed the creation and composition of the Executive Committee and also the powers delegated to it with respect of the Initial Public Offering; resolves to approve the issuance of the new shares, acknowledge having received sufficient evidence showing that the subscription price of the new shares has been paid, and the amendment of the articles of associations in respect of the new share capital of USD 160,022,262.

Additional acquisitions and contributions in subsidiaries

On February 19, 2018, CAI announced that has entered into an agreement with Fondazione Pisa to purchase an additional 4.568% of the share capital of Toscana Aeroporti S.p.A, for a purchase price of €15.80 per share, equal to a total purchase price of €13,433. As a result of the acquisition, CAI will hold approximately 55.698% of Toscana Aeroporti’s share capital.

Corporación América Airports S.A. Consolidated Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

31	Subsequent events (Cont.)

Additional acquisitions and contributions in subsidiaries (Cont.)

On February 21, 2018 CAAP has approved a cash contribution in Inframérica Participaçoes for approximately USD 46 million ($R 148.3 million)

On March 14, 2018 with the proceeds from the release of the guarantee deposit mention above, CAAP has approved a cash contribution in Natal for approximately USD 82.9 million ($R 270 million).

There are no other subsequent events that significantly affect the Company’s financial position as of December 31, 2017.

Inframerica Participações S.A

Financial statements at December 31, 2015 and independent auditor’s report

Inframerica Participações S.A.

Report of Independent Auditors

To the Management
of Inframerica Participações S.A.

We have audited the accompanying consolidated financial statements of Inframerica Participações S.A. and its subsidiary, which comprise the balance sheet as of December 31, 2015 and 2014, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inframerica Participações S.A. and its subsidiary as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board .

/s/ PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” DF

/s/ Guilherme Naves Valle
Contador CRC 1MG070614/O-5 “S” DF

Brasília, Brazil
October 5, 2017

Inframerica Participações S.A.

Balance sheet

All amounts in thousands of dollars

	December 31,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents (Note 5)	14,399	4,113
Escrow deposits (Note 5.1)	15,637	21,473
Trade receivables (Note 6)	10,560	15,578
Related parties (Note 7)	1,627	2,110
Taxes recoverable (Note 8)	10,048	12,387
Prepaid expenses	371	529
Other receivables (Note 9)	1,359	2,458
	54,001	58,648
Non-current assets
Taxes recoverable (Note 8)	14,001	28,959
Deferred taxes (Note 24(b))	43,265	1,679
Other receivables (Note 9)	29	38
	57,295	30,676

Investment	20	30
Intangible assets (Note 10)	1,056,577	1,597,807
Property, plant and equipment (Note 11)	768	770
	1,114,660	1,629,283
Total assets	1,168,661	1,687,931
Liabilities
Current Liabilities
Salaries and social charges (Note 12)	3,085	4,179
Suppliers (Note 13)	9,955	31,684
Borrowings (Note 14)	8,311	9,360
Taxes payable	512	3,982
Related parties (Note 7)	1,725	2,373
Commitments to the Grantor (Note 15)	59,656	84,852
Advances received (Note 16)	3,812	4,525
Other payables (Note 17)	7,432	8,087
	94,488	149,042
Non-current Liabilities
Taxes payable	1,651	—
Advances received (Note 16)	14,601	19,174
Commitments to the Grantor (Note 15)	708,382	971,239
Borrowings (Note 14)	230,157	313,132
Advances for future capital increases	—	11,228
	954,791	1,314,773
Total liabilities	1,049,279	1,463,815
Equity
Attributed to owners of the parent
Share capital (Note 19(a))	170,271	140,856
Currency translation adjustment	(41,271)	(12,326)
Retained losses	(68,390)	(17,635)
	60,610	110,895
Non-controlling interests	58,772	113,221
Total equity	119,382	224,116
Total liabilities and equity	1,168,661	1,687,931

The accompanying notes are an integral part of these financial statements

Inframerica Participações S.A.

Statement of income and Statement of comprehensive income
Years ended December 31

All amounts in thousands of dollars unless otherwise stated

	2015	2014
Revenue (Note 20)	99,458	315,764
Costs (Note 21)	(81,302)	(266,722)
Gross profit	18,156	49,042
Selling expenses	(2,773)	(4,249)
Administrative expenses (Note 22)	(7,040)	(16,518)
Other expenses	(2,811)	(1,333)
Operating profit	5,532	26,942
Finance income	3,433	1,669
Finance costs	(158,265)	(91,457)
Finance result, net (Note 23)	(154,832)	(89,788)
Loss before income tax and social contribution	(149,300)	(62,846)
Income tax and social contribution (Note 24(a))	49,981	21,136
Loss for the year	(99,319)	(41,710)
Attributable to:
Non-controlling interests	(48,564)	(20,133)
Owners of the parent	(50,755)	(21,577)
Loss for the year	(99,319)	(41,710)
Other Comprehensive income
Items that may not be subsequently reclassified to profit or loss
Currency translation adjustment	(95,599)	(41,812)
Related income tax	32,504	14,216
Other comprehensive income/(loss) for the year, net of tax effects	(63,095)	(27,596)
Total comprehensive loss for the year	(162,414)	(69,306)
Attributable to:
Non-controlling interests	(79,583)	(33,960)
Owners of the parent	(82,831)	(35,346)
	(162,414)	(69,306)

The accompanying notes are an integral part of these financial statements

Inframerica Participações S.A.

Statement of changes in equity

All amounts in thousands of dollars

	Attributable to owners of the parent
			Revenue	Revenue	Currency		Non-
	Share	Accumulated	reserve	reserve	translation		controlling	Total
	capital	losses	legal	retained	adjustment	Total	interests	equity
At January 01, 2013	86,605	—	197	3,745	(1,182)	89,365	54,528	143,893
Share capital increase— Note 19(a)	54,251					54,251	95,278	149,529
Loss for the year		(21,577)				(21,577)	(20,133)	(41,710)
Transfer from reserves		3,942	(197)	(3,745)		—		—
Other comprehensive income/(loss)					(11,144)	(11,144)	(16,452)	(27,596)
At December 31, 2014	140,856	(17,635)	—	—	(12,326)	110,895	113,221	224,116
Share capital increase— Note 19(a)	29,415					29,415	28,265	57,680
Loss for the year		(50,755)				(50,755)	(48,564)	(99,319)
Other comprehensive income/(loss)					(28,945)	(28,945)	(34,150)	(63,095)
At December 31, 2015	170,271	(68,390)	—	—	(41,271)	60,610	58,772	119,382

The accompanying notes are an integral part of these financial statements

Inframerica Participações S.A.

Statement of cash flows

All amounts in thousands of dollars

	2015	2014
Cash flows from operating activities
Loss before income tax and social contribution	(149,300)	(62,846)
Adjustments for:
Depreciation and amortization	35,296	24,063
Construction margin	—	(3,811)
Provision	1,876	1,739
Provision for variable fees	2,207	2,633
Finance costs	156,744	88,076
	46,823	49,854
Trade receivables	(875)	(5,288)
Related parties	1,059	(3,244)
Taxes recoverable	(1,010)	(356)
Prepaid expenses	(20)	855
Other assets	339	(34)
Acquisition of intangible assets	(10,296)	(210,884)
Salaries and Social Charges	(791)	485
Suppliers	(8,420)	(7,158)
Taxes payable	(604)	1,340
Commitments to the Grantor	(67,607)	(88,029)
Other payables	3,332	18,624
	(84,893)	(293,659)
Cash from operations	(38,070)	(243,805)
Interest paid	(737)	(6,894)
Net cash provided by operating activities	(38,807)	(250,699)
Cash flows from investing activities
Escrow deposits	5,836	(21,473)
Acquisition of property, plant and equipment	(488)	(265)
Net cash (used in) investing activities	5,348	(21,738)
Cash flows from financing activities
Share capital increase	46,452	149,529
Advances for future capital increases	—	11,228
Proceeds from borrowings	8,738	140,460
Repayments of borrowings	(7,917)	(23,552)
Net cash (used in) provided by financing activities	47,273	277,665
Increase (decrease) in cash and cash equivalents	13,814	5,228
Cash and cash equivalents at the beginning of the year	4,113	15,692
Exchange gains (losses) on cash	(3,528)	(16,807)
Cash and cash equivalents at the end of the year	14,399	4,113

The accompanying notes are an integral part of these financial statements

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

1	General information

Inframerica Participações S.A. (the “Company”) is headquartered in Brasilia, Federal District. The Company is a non-listed company constituted on March 1, 2012, with the purpose, as established in the concession agreement resulting from auction no. 02/2011 of the National Civil Aviation Agency (“ANAC”) (“Concession Agreement”), to hold equity shares of Inframerica Concessionária do Aeroporto de Brasília S.A.

The company and its subsidiary (together the “Group” or “Consolidated”) are carrying out the partial construction, expansion, maintenance and operation of the Brasília International Airport, named Presidente Juscelino Kubitschek Airport, as well as other authorized activities, necessary or useful for the execution of its corporate purpose, in accordance with the provisions of the Concession Agreement. Inframerica Participações S.A. holds 51% equity shares of Inframerica Concessionária do Aeroporto de Brasília S.A.

Inframerica Concessionária do Aeroporto de Brasília S.A. was constituted on May 18, 2012, with the exclusive purpose of performing activities of construction, expansion, maintenance and operation of Brasília Airport, according with the provisions of the Concession Agreement established with the National Civil Aviation Agency—ANAC signed on June 14, 2012.

The concession has a 25 years term beginning on July 24, 2012. This period may be extended for another 5 years, if necessary, to recompose the economic-financial balance.

At the end of the concession, the assets linked to the airport exploitation will revert to the Government with no rights to any compensation for the Company.

The financial statements include all the information that management considers relevant to their use. The issue of these financial statements was authorized by the Board of Directors on October 4, 2017.

2	Summary of main accounting policies

The main accounting policies applied to preparing such financial statements are described below. Such policies were consistently applied to the years presented unless otherwise stated.

There were no amendments to standards that would have material impact on the Company for the year beginning January 1, 2015. The Company has not yet finalized the assessment of the potential impact that the standards IFRS 9—Financial Instruments, IFRS 15 Revenue from contracts with customers, IFRS 16—Leases and IAS 7—Amendments (Disclosure Initiative) may have to the Company’s financial statements.

2.1	Functional and presentation currency

Items included in the financial statements of each of the Group entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The financial statements of the Group are prepared in Reais, which is the functional currency and disclosed in US dollars which is the reporting currency of the Group financial statements.

Translation of financial information to the reporting currency.

Results of operations are translated into U.S. dollars at the average exchange rates of the year. Assets and liabilities are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as “Currency Translation Adjustments”.

2.2	Basis of preparation

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

The financial statements have been prepared under the historic acquisition cost convention, as modified by some financial assets measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(a)	Consolidated financial statements

The consolidated financial statements have been prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Inframerica Participações S.A. basically holds shares on Inframerica Concessionária do Aeroporto de Brasília S.A. and it’s individual financial statements are irrelevant when analyzing the consolidated figures.

2.3	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

2.4	Financial Assets

2.4.1	Classification

The Group classifies its financial assets, upon initial recognition, in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired.

(a)	Financial assets measure at fair value through profit or loss

The financial assets measure at fair value through profit or loss are held for trading. A financial asset is held for trading if acquired or originated principally for the purpose of generating a profit from short-term fluctuations in price or dealer’s margin or if it is part of a portfolio of identified instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Assets in this category are classified in current assets and comprise balances held in fixed rates investment funds, categorized as “Cash and Cash Equivalents”.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They typically arise when an entity provides money, goods or services directly to a debtor with no intention of trading the receivable. They are presented in current assets, except for those with a maturity date of over 12 months after the balance effective date (classified in non-current assets). The Company’s loans and receivables represent “Accounts Receivable from Clients and Other Accounts Receivable”.

2.4.2	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate method.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

Financial assets are derecognized when the rights to the cash flows from the assets expired or have been transferred. In the latter case, providing that the Company has transferred substantially all risks and rewards. Financial instruments at fair value through profit or loss are measured at fair value. The loans and receivables are measured at amortized cost using the effective interest rate method.

2.5	Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of the Group’s business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of trade receivables.

2.6	Impairment

2.6.1	Financial assets measured at amortized cost

Management assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to define whether there is a loss objective evidence by impairment include:

•	Debts overdue for more than 90 days;

•	Relevant financial difficulty of the issuer or borrower;

•	A breach of contract, such as default or arrears on principal or interest payments;

•	The borrower is likely to declare bankruptcy or other financial reorganization;

•	Disappearance of an active market for those financial assets due to financial difficulties; or

•	Observable data indicating a measurable reduction in future estimated cash flow from the financial assets portfolio since the initial recognition of those assets, although the decrease may not yet be identified with the individual financial assets in the portfolio.

The Company first evaluates whether there is an objective evidence of impairment.

•	The provision for risks on accounts receivable consists of an amount deemed sufficient to cover possible losses on the realization of receivables and which takes into account amounts overdue for more than 90 days, net of recoveries, regardless of the initiation of judicial proceedings for receipt;

•	Other operations: Consists of individual analyses and an amount deemed sufficient to overcome eventual losses in the credit realization.

The Company understands that the provision for risks on accounts receivable is appropriate and reflects the history of internal losses.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.7	Prepaid expenses

Prepaid expenses, mainly insurance premiums, are measured at cost, net of amortization, which are recognized in profit or loss in accordance with the terms of the insurance agreement.

2.8	Current and deferred income tax and social contribution

The income tax and social contribution benefit or expense for the period comprise current and deferred taxes. Taxes on profit are recognized in the statement of income, except to the extent that they relate to items recognized in comprehensive income or directly in equity. In such cases, the taxes are also recognized in comprehensive income or directly in equity.

The current and deferred income tax and social contribution are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group entities operate and generate taxable income. Management periodically evaluates positions taken by the Group in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax and social contribution are presented net, separated by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary differences is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the balance sheet when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

2.9	Other receivables

Other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of other receivables.

2.10	Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition less accumulated depreciation and any impairment losses pursuant to IAS 36, where applicable. Cost of acquisition includes expenditures that are directly attributable to the acquisition of the items. Historic acquisition cost includes finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Group and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are recorded on the statement of income during the financial period in which they are incurred.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.11	Intangible assets

As per the Concession Agreement the Company is a service provider, constructing or improving the infrastructure used to provide a public service, as well as operating and maintaining this infrastructure during a certain period.

Intangible assets costs includes expenditure that is directly attributable to the acquisition of the items, which includes finance costs related to the acquisition of qualifying assets.

The Concession Agreement does not include any remuneration in financial assets. Therefore, the compensation is obtained through the infrastructure operation. The agreement also requires payment by the Company to the concession agency in financial assets in addition to the obligation to expand the existing infrastructure.

Construction carried out during the term of concession will be delivered to the government in exchange for intangible assets representing the right to charge users for the services provided, and the revenue will be subsequently generated by the services provided.

The amortization of the intangible asset, represented by the recognition of the right to operate the infrastructure and the expenses incurred to expand this structure, is recognized in the profit or loss for the year, in accordance with the economic benefit curve expected over the 308 month period counted from the beginning of the airport operation until the end of the concession period, and the estimated passenger curve was used as the foundation for amortization.

(a)	Right of concession (Grant)

The Company recognized an asset related to the concession of the rights to construct and operate the Brasília Airport as an intangible asset on the date of commencement of operations of the airport, and will be fully amortized up to the end of the concession period.

(b)	Concession infrastructure

The concession agreement is accounted for in accordance with the principles included in IFRIC 12 “Service Concession Arrangements”. The Company recognized an intangible asset for:

a)	Fixed fees payables as the result of the acquisition of the right (license) to charge users for the service of airport concession (see Note 15),

b)	Right to obtain benefits for services provided using the assets built under the construction services performed under the concession contracts.

Acquisitions correspond, according to the terms of the Concession contract, to the improvements over existing infrastructure to increase the useful life or its capacity, or the construction of new infrastructure.

The intangible asset for infrastructure under the concession agreement is amortized over the contract term in accordance with an appropriate method reflecting the rate of consumption of the concession asset’s economic benefits as from the date the infrastructure is brought into service.

Accounting of the fixed concession fee under the concession agreements are described in Note 2.13.

As part of the obligations arising from the concession agreements, the Company provides construction or upgrade services. IFRIC 12 “Service Concession Arrangements” requires to recognize revenues and costs from the construction or upgrade services provided. The fair value of the construction or upgrade service is equal to the construction or upgrade costs plus a reasonable margin, which the Group has estimated at an average of 2% to 3%.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

(c)	Softwares

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful life of the software. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

2.12	Suppliers

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due in one year or less. If not, they are presented as non-current liabilities.

2.13	Commitments to the Grantor

The commitments paid to the grantor derived from the concession agreement is recognized on the terms defined in the concession agreement:

(a)	Fixed concession fee is recognized at the beginning of the concession as it is reliably measurable, as a counterpart an intangible asset is recognized, this type of fee is independent form the revenue.

(b)	Variable fees payables that are define as a percentage over certain revenue streams, recognized monthly by monthly in the income statement

The government, through ANAC , has established in the Concession Contract that the Company must pay a fixed and a variable contribution during the whole concession period.

The fixed and variable contributions are recorded under the name “Commitments to the Grantor” in the current and non-current liabilities, considering the periods shorter and longer than one year and amortized by financial settlements.

(a)	Grant

The fixed contribution established in the concession agreement amounts to US$ 1,152,895 divided into 25 equal and consecutive annual installments adjusted by the National Broad Consumer Price Index (“IPCA”). This obligation was recorded at present value.

Airport operation rights received as consideration are recorded as intangible assets at the same amount and reported under investments in airport operating projects. The rights received as consideration for construction and expansion services are recognized at the cost of production for the period in which the production costs are incurred. Financial charges are recorded are therefore recognized as current expenses of the period.

(b)	Variable contribution

The Company is also subject to a variable contribution, determined by the granting authority, which is calculated based on the total gross revenue of tariff and non-tariff income of the Company. It is applied a percentage of 2%, up to a limit of annual revenue stipulated by ANAC and, after this limit is reached, it is also applied a percentage of 4.5%, acknowledged by the Government. The limit established in 2015, according to the Concession Agreement, was US$ 107,200 (2014—US$ 86,142), an amount already updated by the accumulated inflation. The payment of this contribution will always occur on the submission date of the audited financial statements for the ANAC. The limit date established in the Concession Agreement for submission of the audited financial statements is May 15 of the subsequent fiscal year.

2.14	Borrowings

Borrowings are initially recognized at fair value plus transaction costs incurred and subsequently measured at amortized costs.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.15	Other payables

Other payables are recognized at known or estimable amounts plus, when applicable, corresponding charges and monetary variations incurred up to the balance date. When required, the liability elements arising from long term operations are adjusted to present value.

2.16	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities.

Revenue from airports operations includes:

—Tariff, which are those generally regulated under each airport’s concession agreement. It consists of passengers departure fees, landing, parking and other fees paid by the airlines.

—Non-tariff: those are typically not regulated under the applicable concession agreement.

—Construction: IFRIC 12 requires to recognize revenues and costs from the construction or upgrade services provided. Construction revenue equals the construction or upgrade costs plus a reasonable margin.

Revenue is recognized when the amount of revenue may be reliably measured; it is probable that economic benefits associated with the transaction will flow to the Company, and when collection is reasonably assured.

Revenue is shown net of value-added tax. Intercompany balances with subsidiaries have been eliminated in consolidation.

(a)	Tariff revenue

The Company obtains revenue by charging users of the airport infrastructure. Tariff prices are established by the concession agency through the Annex 4 of the Concession Agreement and are updated annually by the IPCA—Broad national consumer price index. Tariff revenue is affected by two factors: X and Q.

The X-factor was established to capture the variables associated with airport industry productivity and efficiency. It may generate a positive or negative effect on tariffs, and the start of its application occurs from the first tariff readjustment according to item 6.4 of Annex 19 to the Notice—Concession contract.

The Q-factor measures the quality of services provided through parameters established in the Airport Exploitation Plan (“PEA”) and may positively or negatively affect tariffs. The concessionaire will use the Q-factor to affect tariff adjustments from the end of the first year of full operation of the airport. Thereafter, if the concessionaire fails to meet the Q-factor standards the tariffs will be reduced by 30% (thirty percent) in the first year and 70% (seventy percent) in the second year. After the third year of failure there will be a full reduction (one hundred percent) of the tariff.

As established in the Concession Agreement, every five years there will be a review of the concession parameters aiming to preserve the economic-financial balance. This review covers the service quality indicators that are the basis for calculating the Q-factor, the methodology for calculating the X and Q factors and the discount rate to be used in the marginal cash flow.

(b)	Non-tariff revenue

The Company also obtains revenue by operating other activities at the airport, such as the allocation of spaces granted to it, parking lots and telecommunications services to companies and institutions that are on the airport site. This revenue is not governed by any rule established by the concession agency and is freely negotiated between the companies concerned.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.17	Costs

Fixed grant amortization and infrastructure amortization are recognized in the profit or loss for the year, in accordance with the economic benefit curve expected over the concession period counted from the beginning of the airport operation until the end of the concession period, and the estimated passenger curve was used as the foundation for amortization. Other costs are recognized on the accrual basis.

2.18	Expenses

Expenses are recognized on the accrual basis.

3	Critical accounting estimates and judgments

Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors including future event expectations, deemed reasonable in the circumstances.

Based on assumptions, the Company makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities accounting values within the next financial year are addressed below:

(a)	Intangible assets amortization

The amortization of intangible assets is carried out over the concession term and the calculation must represent the consumption standard for the future economic benefits, which occur due to the demand curve. In December 2015, the rate used was 4.01% (2014—5.34%) which represents the participation of the period in the total number of passengers expected for the entire concession.

(b)	Discount rate

The concession present value was calculated using the rate of 5,5% a.a. plus market inflation rate, estimated based on similar transactions.

(c)	Deferred income tax and social contribution valuation

Significant judgment is required to determine the tax provision. The Company also recognizes provisions for situations in which it is likely that the additional amounts of taxes will be due. Whenever the final tax outcome of these matters is different from the amounts initially assumed, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final figure is established.

(d)	Impairment

The Company assesses at each balance sheet date whether there is objective evidence that an asset is impaired. An asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the asset that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. An impairment loss may be recognized, even for intangible assets subject to amortization. After the recognition of the impairment loss, the adjusted carrying amount of the intangible asset will be the new accounting basis for amortization.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

(e)	Application of IFRIC 12

The Company has carried out a comprehensive implementation of the standards applicable to the accounting treatment of their concession and has determined that, among others IFRIC 12 is applicable to us. The Company treats its investments related to improvements and upgrades to be performed in connection with the concession obligation under the intangible asset model established by IFRIC 12, as all investments required by the concession obligation, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the concession obligation have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As a result, the Company defines all expenditures associated with investments required by the concession obligation as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations, the Company could be subject to sanctions and the concessions could be revoked.

4	Financial risk management

4.1	Identification and valuation of financial instruments

The Company has operations involving financial instruments, including cash and cash equivalents, including financial investments, accounts receivable and accounts payable to suppliers.

The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of less than three months. Considering the terms and characteristics of these instruments, which are systematically renegotiated, the book values approximate the fair values. The amounts accounted for are close to those realized.

4.2	Financial risk management policies

The Company has and follows a risk management policy, which provides guidance in relation to transactions and requires the diversification of transactions and corresponding entries. According to this policy, the nature and general position of the financial risks are regularly monitored and managed to evaluate the results and financial impact on the cash flow.

4.3	Capital management

The Company’s purposes when managing its capital are to safeguard the Company’s continuity capacity to offer any return to the shareholders and benefits to any other interested parties, in addition to maintaining an optimal capital structure to decrease such costs.

In order to maintain or adjust the Company’s capital structure, the management may, or may propose to, in the event that shareholder approval is required, review the dividend payment policy, return capital to the shareholders or even issue new shares or sell assets to decrease, for instance, the indebtedness level. So far, the Company has not made any dividend distribution.

4.4	Market risk

4.4.1	Interest Rate Risks

The associated risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates that increase the financial expenses related to the commitments currently assumed.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

4.5	Credit risks

The Company’s policy considers the level of credit risk which it is willing to bear in the course of its business.

4.6	Liquidity risks

The cash flow forecast is performed by the Finance Department. This department monitors continuous estimates of the Company’s liquidity requirements to ensure that it has sufficient cash to meet operational needs. It also maintains sufficient support from the shareholders, including a formal support letter for the next 12 months, to guarantee that the Company does not breach the limits or clauses of the loan (when applicable). This estimate takes into consideration the debt financing plans of the Company, compliance with clauses, compliance with internal goals related to the balance sheet ratio and, if applicable, external or legal regulatory requirements.

The maturity analysis of its major liabilities are:

	Payments due by period
						Interest
	Less than			Over 5		not	Carring
	one year	1 – 3 years	3 – 5 years	years	Total	incurred	amount
Borrowings	8,311	87,761	81,448	225,886	403,406	164,938	238,468
Commitments to Government	59,656	373,416	302,290	1,503,407	2,238,769	1,470,731	768,038
Suppliers	9,955	—	—	—	9,955	—	9,955
Related parties	1,725	—	—	—	1,725	—	1,725
Other liabilities	7,433	—	—	—	7,433	—	7,433
Total	87,079	461,177	383,738	1,729,293	2,661,287	1,635,669	1,025,619

4.7	Fair value estimates

It is assumed that the balances of accounts receivable from customers and accounts payable to suppliers based on the book value, less losses (impairment) in the case of accounts receivable, are close to their fair values. The fair values of financial liabilities, for disclosure purposes, are estimated by discounting future contractual cash flow at the prevailing market interest rate available to the Company for similar financial instruments. Borrowings are specifically contracts with BNDES for the construction and are presented substantially at fair value

4.8	Net working capital

In December 2015, the Company had negative net working capital of US$ 40,487 mainly due to the recognition of the fixed contribution to be paid to the government in July 2016. Shareholders are committed with capital to ensure the operations.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

5	Cash and cash equivalents

	2015	2014
Cash on hand	3	1
Cash at bank	501	273
Short-term bank deposits(a)	13,895	3,839
	14,399	4,113

(a) Short-term bank deposits are short-term investment fund shares, at an average rate of 98.9% of the CDI, with immediate liquidity.

5.1	Escrow deposits

	2015	2014
Escrow deposits	15,637	21,473
	15,637	21,473

The financial investments linked to the guarantee account are intended for the payment of the fixed concession fee installments and debt servicing, according to the BNDES loan agreements (Note 14).

6	Trade receivables

	2015	2014
Tariff activities
Passengers	4,972	6,213
Aircraft	1,488	1,883
Loads	64	113
	6,524	8,209
Non-tariff activities
Parking	—	61
Space allocation	5,742	9,583
Others	751	483
	6,493	10,127
Credit risk	—	(332)
Provision for impairment of trade receivables	(2,457)	(2,425)
	(2,457)	(2,757)
Total	10,560	15,579

	2015	2014
At January 1	(2,757)	(1,796)
Provision for impairment of trade receivables	(3,577)	(1,419)
Provision for impairment of trade receivables—reversal	2,857	363
Translation differences	1,020	95
Final Balance	(2,457)	(2,757)

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

7	Related parties

	2015	2014
Assets
Infraero(a)	237	299
Inframerica Telecomunicações	7	10
Inframerica ASGA(b)	1,012	1,247
Infraero—expenses recoverable(c)	324	483
Infravix S.A.(e)	47	71
	1,627	2,110
Liabilities
Engevix Engenharia S.A.(d)	1,012	1,309
Infraero(f)	713	1,064
	1,725	2,373
Costs
Helvix S.A.(g)	—	190,545
	—	190,545

All the Companies presented on the table above as related parties are subsidiaries of A.C.I. Airports International S.à r.l. (the Selling Shareholder) except for Infraero which is a shareholder of Inframerica Concessionaria do Aeroporto de Brasilia S.A.

(a)	Charging for spaces used by Infraero on the airport site.

(b)	Refers to miscellaneous expenses, including salaries and charges.

(c)	Charging by Infraero of telephone values wed to the Company.

(d)	Provision of engineering services and preparation of projects.

(e)	Measurement balance of Construction Contract (EPC) of the costs paid.

(f)	Cost of personnel, materials and other expenses owed to Infraero.

(g)	Transactions of the EPC Agreement relates to the construction costs as of the construction work for the airport.

7.1	Remuneration of the key management personnel

	2015	2014
Salary	2,423	2,958
Other benefits	76	175
Total	2,499	3,133

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

8	Taxes recoverable

	2015	2014
Current
Withholding income tax—IRRF	1,160	652
Social contribution on net income—CSLL	83	63
Tax on services of any kind—ISS	53	58
Social Integration Program—PIS(a)	1,544	2,042
Contribution to Social Security Financing—COFINS(a)	7,110	9,404
Others	98	168
	10,048	12,387
Non-current
Social Integration Program—PIS(a)	3,556	5,169
Contribution to Social Security Financing—COFINS(a)	10,445	23,790
	14,001	28,959
	24,049	41,346

(a)	PIS (Social Integration Program)/COFINS (Contribution to Social Security Financing) credits on intangible assets acquisition categorized as current and non-current according to the expected realization.

9	Other receivables

	2015	2014
Current
Advances to suppliers	180	724
Advances to suppliers of maintenance	836	1,184
Employee benefits	123	314
Others.	220	236
	1,359	2,458
Non-current
Others.	29	38
Total other receivables	1,388	2,496

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

10	Intangible assets

	Infrastructure
	In	In	Concession	Projects in	Projects in
	progress	operation	Granting	Progress	Operation	Software	Total
Balance on December 31, 2013	342,144	3,231	1,204,053	2,537	—	17	1,551,982
Acquisitions	218,850	—	—	849	—	308	220,007
Transfers	(507,525)	507,525	—	—	—	—	—
Advance Payments Write-Off— Works	(7,823)	—	—	—	—	—	(7,823)
Capitalized interest	—	—	66,308	—	—	—	66,308
Construction Margin	3,811	—	—	—	—	—	3,811
Amortization of Intangible Assets	—	(6,529)	(17,355)	—	—	(34)	(23,918)
Translation differences	(7,174)	(57,246)	(147,710)	(395)	—	(35)	(212,560)
Balance on December 31, 2014	42,283	446,981	1,105,296	2,991	—	256	1,597,807
Acquisition	8,339	1,418	—	187	300	52	10,296
Transfers	(22,741)	22,680	—	(1,092)	—	1,153	—
Advance Payments Write-Off	(2,661)	—	—	—	—	—	(2,661)
Capitalized interest	—	—	9,518	—	—	—	9,518
Amortization of Intangible Assets	—	(10,829)	(24,212)	—	(4)	(63)	(35,108)
Translation differences	(11,244)	(149,254)	(361,624)	(843)	(47)	(263)	(523,274)
Balance on December 31, 2015	13,976	310,996	728,978	1,243	249	1,135	1,056,577

In the fiscal year ended December 31, 2014, US$ 9,153 of interest on BNDES loans was capitalized and is presented in the acquisition line on the table above. In 2015 there was no capitalization as the expansion works for which these loans were contracted were already completed.

11	Property, Plant and Equipment

									Annual
	December 31,			Translation	December 31,		Translation	December 31,	Depreciation
	2013	Additions	Write-offs	differences	2014	Additions	differences	2015	Rate
Cost
Facilities	50	—	(50)	—
Machinery and Equipment	47	17	—	(7)	57	5	(20)	42
Furniture and Fixtures	300	166	—	(55)	411	24	(139)	296
Computer Equipment	511	82	—	(70)	523	459	(244)	738
	—
	908	265	(50)	(132)	991	488	(403)	1,076
Accrued
Depreciation
Facilities	(5)	(1)	6	—
Machinery and Equipment	(6)	(10)	—	2	(14)	(9)	6	(17)	20%
Furniture and Fixtures	(23)	(35)	—	7	(51)	(30)	21	(60)	10%
Computer Equipment	(77)	(99)	—	20	(156)	(149)	74	(231)	20%
	(111)	(145)	6	29	(221)	(188)	101	(308)
Total	797	120	(44)	(103)	770	300	(302)	768

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

12	Salaries and social charges

	2015	2014
Income Taxes—IRRF	220	309
FGTS Payable	178	266
INSS Payable	633	846
Vacation Payable	1,123	1,525
Others	931	1,233
	3,085	4,179

13	Suppliers

	2015	2014
Local Suppliers—Works	8,464	24,563
General local Suppliers	1,317	6,026
Foreign Suppliers	174	1,095
	9,955	31,684

14	Borrowings

	2015	2014
Current
BNDES/CEF Loan	672	—
Working CapitalHow	7,629	9,330
Leasing	10	30
	8,311	9,360
Non-current
BNDES/CEF Loan	230,157	313,132
	230,157	313,132
Total	238,468	322,492

Borrowing movement

Balance on December 31, 2013	228,398
Borrowings received	140,460
Payments	(23,552)
Payments of charges and interest	(6,894)
Interest—capitalized	9,153
Interest	17,393
Translation diferences	(42,465)
Balance on December 31, 2014	322,492
Borrowings received	8,738
Payments	(7,917)
Payments of charges and interest	(737)
Interest	26,201
Translation diferences	(110,308)
Balance on December 31, 2015	238,468

Until December 31, 2015 there was no payment related to BNDES loans.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

					Closing
Bank	Release	Principal	Expiration Date	Charges (% p.a.)	Balance
December 31, 2014		313,592			322,492
BNDES	Feb/14	124,256	Dec/28	TJLP + 3.14%	145,515
BNDES	Apr/14	15,643	Dec/28	TJLP + 3.14%	18,105
CAIXA	Apr/14	48,979	Dec/28	TJLP + 3.6%	56,882
CAIXA	Apr/14	1,566	Dec/28	6%	1,727
CAIXA	Aug/14	3,811	Dec/17	IPCA	4,948
CAIXA	Sep/14	3,394	Dec/23	6%	3,653
CitiBank	Sep/13	39	Sep/16	17.10%	10
FATOR	Jun/15	7,576	Dec/16	CDI+3.00%	7,628
December 31, 2015		205,264			238,468

In the long-term facility contracts signed between the Company and BNDES, the following guarantees were presented:

•	Fiduciary Assignment of Receivables;

•	Stock Pledge of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante SA;

•	Additional guarantee of US$ 5,123 by Corporación América Group;

•	Corporate Bond—Jackson Empreendimentos S.A., American International Airports LLC A.C.I. Airports S.A.R.L. and Corporacion America S.A.

Covenants—BNDES

As a way of monitoring the financial situation of the company by the creditors involved in financing contracts, indexes (ICSD—Debit-Service Coverage Ratio) are used to measure the payment capacity.

Cash Generation—Last 12 Months	42,220
Debt Service—Last 12 Months	11,546
ICSD	3.66

In the fiscal year 2015, the Company met all of the covenants required under the contract, which stipulates an ICSD greater than or equal to 1.3.

15	Commitments to the Grantor

The obligations recognized in current liabilities refer to variable and fixed contributions for the fiscal year 2015. The installment of the fixed contribution is adjusted for inflation based on the IPCA for the period.

	2015	2014
Variable Contribution—ANAC	1,868	2,333
Fixed Contribution—Granting	766,170	1,053,758
Total	768,038	1,056,091
Current	59,656	84,852
Non-Current	708,382	971,239
Total	768,038	1,056,091

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

Movement

Balance on December 31, 2013	1,150,403
Payments	(88,029)
Capitalized interest	66,308
Changes in liabilities for concessions	35,219
Adjustment to Present Value—Concession	34,078
Translation diferences	(141,887)
Balance on December 31, 2014	1,056,091
Payments	(67,607)
Capitalized interest	9,518
Changes in liabilities for concession	43,998
Adjustment to Present Value—Concession	84,510
Translation diferences	(358,470)
Balance on December 31, 2015	768,038

The Brasilia Airport concession agreement established a fixed concession fee of Brazilian Reales (R$) 4,501,132 (approximately USD 1,380,715), payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA.

The Company initially recognized the present value of fixed concession fee against a concession asset in intangible assets. The liability is presented as current and non-current concession fee payable Commitments to the grantor.

The Company estimates this fixed concession fee to be divided in two parts:

(a)	Right of use if the airport operates at the existing operating capacity at the beginning of the concession, and

(b)	the second portion relates to the Company estimation of the value of the right of use after the infrastructure works that increase capacity of the airport.

Changes in the liability related to the increase capacity of the airport are accounted for against the “Concession asset”. Changes in the liabilities due to passage of time and inflation adjustment are recognized against profit or loss of the period.

The concession agreement for the Brasilia Airport also requires payment of an annual fee of 2% of aeronautical and commercial revenues with a cap annually established by the regulatory authority in Brazil (ANAC). After that limit, concession fee is calculated at 4.5%.

16	Advances received

The Company records as advance payments from customers the values the corresponding entries for which relate to the transmission of the exclusive right to operation of certain business, within the scope of activities that may be the object of generation of non-tariff revenue. The respective values are deferred over the terms of the contracts.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

	2015	2014
Current
Exclusivity Rights	1,842	2,278
Other Advance Payments	1,970	2,247
	3,812	4,525
Non-Current
Exclusivity Rights	14,601	19,174
	14,601	19,174
Total	18,413	23,699

17	Other payables

	2015	2014
FNAC Transfer(a)	1,193	1,091
ATAERO Transfer(b)	4,349	4,066
PAN/PAT Transfer(c)	62	53
Miscellaneous Guarantees(d)	512	806
Unrealized Investments(e)	1,275	2,026
Others	41	45
Total	7,432	8,087

(a)	The FNAC transfer corresponds to the additional amount of the National Civil Aviation Fund on international boarding tariffs imposed by Law No. 9,825 of August 23, 1999. The transfer will always correspond to US$ 18.00 (eighteen US Dollars) regardless of the actual tariff and adjustments resulting from the concession agreement;

(b)	The ATAERO transfer represents the additional tariff set by Law 7.920 of December 12, 1989, charged at 35.90% of the value effectively charged to users;

(c)	The PAN/PAT transfer was fixed due to the use of communications, radio and visual aids in the terminal area of air traffic (domestic or international), and is destined for the Air Space Control Department (DECEA). The percentages are variable and determined according to the luggage and cargo weight;

(d)	Miscellaneous guarantees established in space allocation contracts, if there are no contractual breaches, these amounts will be returned to the respective clients;

(e)	Refers to the value of investments in improvements to be made in the parking lot, passed to the company as provided for in the parking lot exploitation contract.

18	Provisions for Tax, Labor and Civil Risks

The Company has civil and labor suits, involving risks of loss classified by management as possible, based on the assessment of management in consultation with its legal advisors, for which no provision is constituted, according to the composition and estimates below:

	2015	2014
Civil	1,346	947
Labor	417	1,287
Total	1,763	2,234

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

Inframérica Concessionária do Aeroporto de Brasilia S.A. filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$758.0 million (USD 253.1 million), requesting the economic re-equilibrium of Inframérica Concessionária do Aeroporto de Brasilia’s concession agreement based on (among other things) additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced Inframérica Concessionária do Aeroporto de Brasilia’s revenues in connection with the use of the cargo terminal. Claims in the amount of R$454.1 million (USD 120.2 million) were denied by the Brazilian ANAC, and Inframérica Concessionária do Aeroporto de Brasilia has initiate an arbitration proceeding with respect to the denied claims. The remaining claims are under review by the Brazilian ANAC.

In addition, on June 29, 2017, Inframérica Concessionária do Aeroporto de Brasilia filed new claims with the Brazilian ANAC in the amount of R$196.8 million (USD 61.2 million) requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) the loss of revenues as a result of modifications to the rules and regulation affecting the air traffic system in Congonhas airport. These claims are under review by the Brazilian ANAC.

19	Equity

(a)	Share Capital

Share capital is represented by 524.187.946 registered shares of which 523.962.271 shares are held by A.C.I. Airports International S.á.r.l and 225.675 shares are held by A.C.I. Airports S.á.r.l.

During 2014 the Shareholders increased their share capital by US$ 149,529, being fully paid in 2014. The Shareholders have also paid US$ 11,228 as an advance for future capital increase, which was not committed to a fixed amount of shares and therefore was classified as liabilities.

During 2015 the Shareholders increased their share capital by US$ 57,680, being US$ 46.452 fully paid in 2015 and US$ 11,228 being transferred from advances from future capital increase as the subscription of those shares was done in 2015. The shareholders have also approved an increase of US$ 27,306 which was not issued in the year.

Composition:

	2015			2014
	A.C.I.
	Airports	A.C.I.
	International	Airports	Total	Infravix	Corporación	Total
Shares subscribed	195,700	1,877	197,577	76,778	76,778	153,556
Shares not yet issued	(27,306)	—	(27,306)	(12,700)	—	(12,700)
Shares issued	168,394	1,877	170,271	64,078	76,778	140,856

(b)	Control

On December 30, 2015, Corporacion América S.A. assigned and fully transferred its shares to A.C.I. Airports International S.A.R.L. On the same date, Infravix Participações S.A. assigned and transferred 99.9% of its shares to A.C.I Airports International S.A.R.L. and 0.1% of its shares to A.C.I Airports S.A.R.L. From that date, the ownership structure of Inframerica Participações S.A. is made up of 99.95% A.C.I Airports International S.A.R.L. and the other 0.05% of A.C.I Airports S.A.R.L.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

20	Revenue

	2015	2014
Gross Revenue—Tariff(a)	56,415	71,679
Gross Revenue—Non-tariff(b)	54,305	63,737
Construction Revenue	15	194,356
COFINS (Contribution to Social Security Financing)	(8,295)	(10,265)
PIS	(1,801)	(2,229)
ISS (Municipal services tax)	(1,180)	(1,514)
Total	99,458	315,764

(a)	Non-tariff revenue includes the allocation of physical spaces various activities.

(b)	In 2015, the construction revenue and, consequently, the construction costs and margin were not recognized due to the finalization of execution of the expansion works.

Taxes incurring on services mainly consists of ISS calculated based on the rates in force in the Federal District (2%) and related to PIS (1.65%) and COFINS (7.6%).

21	Costs

	2015	2014
Personnel	(17,723)	(15,845)
Third-party services	(21,286)	(28,068)
Utilities and telecommunications	(5,972)	(4,712)
Others	(572)	(855)
Amortization and depreciation	(11,084)	(6,710)
Concession fees(a)	(22,458)	(17,355)
Variable concession fees(b)	(2,207)	(2,632)
Construction costs	—	(190,545)
Total	(81,302)	(266,722)

(a)	The value of the concession fees amortization recorded in the Company, calculated based on the economic benefit curve expected over the concession term of the airport;

(b)	Variable concession fees value calculated based on the gross revenue of the company. The applied percentage is 2% up to the limit of annual revenue stipulated by ANAC.

22	Administrative expenses

	2015	2014
Personnel	(4,115)	(7,970)
Third-Party Services	(1,105)	(2,803)
Utilities and Telecommunications	—	(445)
Insurances	(867)	(1,680)
Information Technology	(27)	(2,034)
Taxes and Fees	(735)
Others	(191)	(1,586)
Total	(7,040)	(16,518)

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

23	Finance results, net

	2015	2014
Finance Revenue
Interest on Financial Investments	2,912	1,646
Discounts Obtained	30	23
Others	491	—
	3,433	1,669
Finance Expenses
Changes in liabilities for concessions)	(43,998)	(35,219)
Adjustment to Present Value—Concession	(84,510)	(34,078)
Interest, Charges and Bank Rates	(29,757)	(22,160)
	(158,265)	(91,457)
Net finance result	(154,832)	(89,788)

24	Deferred income tax and social contribution

The Company recognizes deferred income tax and the social contribution on temporary additions and exclusions, negative basis and tax loss earned on December 31, 2015, calculated as shown below:

a) Tax rate reconciliation

	2015	2014
Loss before income tax and social contribution	(149,300)	(62,846)
Tax at domestic rate 34%	50,762	21,367
Tax effect of expenses that are not deductible for tax purposes	(781)	(231)
Tax benefit on the fiscal year	49,981	21,136

b) Deferred income tax assets

	2015	2014
Opening balance	1,679	(19,350)
Deferred income tax and social contribution	49,981	21,136
Translation differences	(8,395)	(107)
Closing balance	43,265	1,679

Deferred taxes are basically constituted by tax losses. Based on the projection of results, the Company evaluates that the expectation of total compensation of the deferred tax assets comprising tax losses and negative basis of social contribution will occur during the concession period, from 2022 to 2027.

25	Commitments

a) Concession Agreement

Inframérica Concessionária do Aeroporto de Brasília S.A. signed with the Brazilian regulatory authority (the Brazilian ANAC) a concession agreement which grants the construction, operation and maintenance of the airports of Brasilia, for a period of 25 years from 2012. It can be extended for another five years if necessary to reestablish economic equilibrium.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

Obligations Assumed by Inframérica Concessionária do Aeroporto de Brasília S.A.

—providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law 8.987/95 (the Brazilian Concessions Law), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Airport Operation Plan;

—implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the applicable Airport Operation Plan;

—providing proper service, defined under the Airport Operation Plan as regular, continuous, efficient, safe, up to date, broad and courteous services at a fair price, to the general public and airport customers;

—performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;

—presenting ANAC with an Infrastructure Management Plan and Service Quality Plan every five years for the entire term of each of the Brazilian Concession Agreements:

—submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the concession agreement and applicable regulations; and

—developing and implementing plans for dealing with emergencies at the airports, and maintaining for such purposes the human resources guidelines and other training materials required by industry regulations and the applicable Airport Operation Plan.

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:

	Amount of the	Amount of the
	Performance Bond	Performance Bond
Event	(in R$)	(in USD)
Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7 million	81.8 million
After completion of Phase I-B of the Concession Agreement or at the termination of the contract	133.3 million	40.8 million

Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments

Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement.	19.1 million	5.8 million

26	Insurance

The Company has a risk management program to mitigate risks, contracting insurance coverage compatible with its size and operations in the market. The insurance amounts are considered sufficient by management to cover possible losses, taking into account the nature of the activities, the risks involved in the operations and the advice of its insurance consultants.

27	Subsequent events

From December 31, 2015 to September 22, 2017, shareholders have made a capital contribution in the amount of US$ 9.444 to Inframerica Concessionária do Aeroporto de Brasília.

Inframerica Participações S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

As per Note 18, the Company filed an ordinary action against the Brazilian ANAC requesting the economic re-equilibrium of the concession agreement and suspend the payment of the annual granting fees, which required the Company to make a court deposit in the amount of R$246,8 million (USD 76 million) in January 2016.

In 2017, due to the lack of decision regarding the rebalance of the concession agreement with ANAC, the Company required again a judicial permission to suspend the concession payments due in 2017 by doing insurance agreements to warranty the transaction. The Company is waiting the judicial decision regarding the requirement.

The Company identified three payments totaling R$ 858 made during 2014, when Infravix Participações S.A. was still an indirect shareholder of the Company, to individuals or entities for which the Company was unable to clearly identify a proper purpose. Through the date of the issuance of these financial statements the Company has received no official notice that it is under investigation by Brazilian authorities in connection with these payments. The Company could be exposed to reputational harm and other adverse effects in connection with these payments. Additionally, if these payments are ultimately found to have been improper fines and sanctions may be applied, as well as other penalties.

Based on the opinion from external legal counsel, that made an assessment based on a criminal, civil and administrative legislation, the Company doesn’t expect, considering the facts and circumstances known to date, losses to be material.

Bruno Souza Ferreira da Silva	Paulo Junqueira de Arantes Filho	Jorge Arruda Filho
Accountant—CRC: BA	CFO	President Director
023534/O-5 “S” DF

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Report of Independent Auditors

To the Management

of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

We have audited the accompanying financial statements of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A., which comprise the balance sheet as of December 31, 2015 and 2014, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “S” RN

/s/ Guilherme Naves Valle
Contador CRC 1MG070614/O-5 “S” RN

Brasília, Brazil
October 5, 2017

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Balance sheet

All amounts in thousands of dollars

	December 31,	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents (Note 5)	1,119	480
Escrow deposits (Note 5.1)	1,448	1,572
Trade receivables (Note 6)	1,664	981
Related parties (Note 7)	75	100
Taxes recoverable (Note 8)	1,096	1,401
Prepaid expenses	51	131
Other receivables (Note 9)	320	678
	5,773	5,343
Non-current assets
Taxes recoverable (Note 8)	12,193	19,212
Deferred taxes (Note 24(b))	—	6,591
	12,193	25,803

Property, plant and equipment (Note 11)	983	1,640
Intangible assets (Note 10)	133,642	302,502
	146,818	329,945
Total assets	152,591	335,288
Liabilities
Current Liabilities
Salaries and social charges	727	915
Suppliers (Note 13)	8,846	16,632
Borrowings (Note 14)	8,214	17,488
Taxes payable.	60	1,022
Related parties (Note 7)	6,776	12,109
Commitments to the grantor (Note 15)	2,653	—
Advances received (Note 16)	847	—
Other payables (Note 17)	971	8,591
	29,094	56,757
Non-current Liabilities
Borrowings (Note 13)	86,294	127,789
Advances received (Note 15)	3,080	—
Commitments to the grantor (Note 14)	63,671	84,081
	153,045	211,870
Total liabilities	182,139	268,627
Equity
Share capital (Note 19(a))	120,976	48,048
Advances for future capital increases (Note 19(b))	—	46,537
Currency translation adjustment	(22,978)	(13,356)
Accumulated losses	(127,546)	(14,568)
	(29,548)	66,661
Total liabilities and equity	152,591	335,288

The accompanying notes are an integral part of these financial statements.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Statement of Income and Statement of comprehensive Income

Years ended December 31

All amounts in thousands of dollars unless otherwise stated

	2015	2014
Revenue (Note 20)	13,452	75,614
Costs (Note 21)	(17,868)	(81,457)
Gross loss	(4,416)	(5,843)
Selling expenses.	(74)	(538)
Administrative expenses (Note 22)	(1,486)	(2,505)
Impairment (Note 12)	(77,902)	—
Other expenses	(587)	(94)
Operating loss	(84,366)	(8,980)
Finance income	258	138
Finance costs	(23,626)	(15,163)
Finance result, net (Note 23)	(23,368)	(15,025)
Loss before income tax and social contribution	(107,734)	(24,005)
Income tax and social contribution (Note 24(a))	(5,244)	8,164
Loss for the year	(112,978)	(15,841)
Loss for the year	(112,978)	(15,841)
Other comprehensive income
Items that may not be subsequently reclassified to profit or loss
Currency translation adjustment	(14,579)	(14,959)
Deferred income tax and social contribution	4,957	5,096
Other comprehensive income/(loss) for the year, net of tax effects	(9,622)	(9,873)
Total comprehensive loss for the year	(122,600)	(25,714)

The accompanying notes are an integral part of these financial statements.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Statement of changes in equity

All amounts in thousands of dollars

						Currency
	Share	Revenue reserves			Accumulated	translation
	capital	Legal	Retained	Advances	losses	adjustment	Total
At January 01, 2013	39,345	70	989	—	—	(3,572)	36,832
Share capital increase	8,703						8,703
Advances for future capital increases				46,537			46,537
Dividends			330			(27)	303
Transfer from reserves		(70)	(1,319)		1,273	116	—
Loss for the year					(15,841)		(15,841)
Other comprehensive Loss for the year						(9,873)	(9,873)
At December 31, 2014	48,048	—	—	46,537	(14,568)	(13,356)	66,661
Share capital increase.	26,391						26,391
Advances for future capital increases	46,537			(46,537)			—
Loss for the year					(112,978)		(112,978)
Other comprehensive Loss for the year						(9,622)	(9,622)
At December 31, 2015	120,976	—	—	—	(127,546)	(22,978)	(29,548)

The accompanying notes are an integral part of these financial statements.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Statement of cash flows

All amounts in thousands of dollars

	2015	2014
Cash flows from operating activities
Loss before income tax and social contribution	(107,734)	(24,005)
Adjustments for:
Depreciation and amortization	5,436	3,488
Construction margin	—	(1,328)
Provision	501	94
Finance costs	23,116	14,588
Impairment	77,902	—
Other expenses	6,201	—
	5,422	(7,163)
Trade receivables	(1,695)	(1,201)
Related parties	320	1,028
Taxes recoverable	(4)	(188)
Prepaid expenses	43	141
Other assets	163	(446)
Acquisition of intangible assets	(1,150)	(104,968)
Salaries and Social Charges	135	908
Suppliers	(4,040)	14,309
Taxes payable	(743)	580
Other payables	(870)	5,696
	(7,841)	(84,101)
Cash from operations	(2,419)	(91,304)
Interest paid	(173)	(765)
Net cash (used in) provided by operating activities	(2,246)	(90,539)
Cash flows from investing activities
Escrow deposits	124	(1,572)
Acquisition of property, plant and equipment	(78)	(1,855)
Net cash (used in) provided by investing activities	46	(3,427)
Cash flows from financing activities
Share capital increase	26,391	—
Advances for future capital increases	—	46,537
Proceeds from borrowings	3,780	50,595
Repayments of borrowings	(18,604)	(235)
Net cash provided by financing activities	11,567	96,897
Increase in cash and cash equivalents	9,021	2,931
Cash and cash equivalents at the beginning of the year	480	628
Exchange gains (losses) on cash	(8,382)	(3,079)
Cash and cash equivalents at the end of the year	1,119	480

The accompanying notes are an integral part of these financial statements.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

1	General Information

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“Inframerica” or the “Company”), incorporated on November 4, 2011 is a privately held corporation whose sole and exclusive purpose is to carry out the partial construction, maintenance and exploitation of the São Gonçalo do Amarante International Airport, located in the city of São Gonçalo do Amarante, State of Rio Grande do Norte, as well as other authorized activities, necessary or useful for the execution of its corporate purpose, in accordance with the provisions of the Contract and previously authorized by the National Civil Aviation Agency (ANAC).

The concession has a 28 year term which may be extended for another five years. The Company’s compensation will be paid through the collection of airport charges and other commercial activities that generate non-tariff revenue, as provided in a concession agreement. The contract is divided into two phases:

Phase 1: Airport Construction by the Company.

Phase 2: Maintenance and exploitation of the São Gonçalo do Amarante International Airport.

Once the concession term is over, the Concession agency will take over the provision of services, and every reversible asset will be reversed under the concession agreement.

Among the obligations of Inframerica established in the Concession Agreement there is an annual payment of the Fixed Contribution to the Granting Authority in the amount of US$ 1,742, adjusted by the SELIC rate, from the 37th month, from the date of effectiveness of the contract. The airport began its operations in May 2014.

At the end of the concession, the assets linked to the airport exploitation will revert to the Government with no rights to any compensation for the Company.

The financial statements include all the information that management considers relevant to their use. The issue of these financial statements was authorized by the Board of Directors on October 4, 2017.

2	Summary of main accounting policies

The main accounting policies applied to preparing such financial statements are described below. Such policies were consistently applied to the years presented unless otherwise stated.

There were no amendments to standards that would have material impact on the Company for the year beginning January 1, 2015. The Company has not yet finalized the assessment of the potential impact that the standards IFRS 9—Financial Instruments, IFRS 15 Revenue from contracts with customers, IFRS 16—Leases and IAS 7—Amendments (Disclosure Initiative) may have to the Company’s financial statements.

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the functional currency).

The financial statements of the Company are prepared in Reais, which is the functional currency and disclosed in US dollars which is the reporting currency of the Company financial statements.

Translation of financial information to the reporting currency

Results of operations are translated into U.S. dollars at the average exchange rates of the year. Assets and liabilities are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as “Currency Translation Adjustments”.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.1	Basis of preparation

The financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The financial statements have been prepared under the historic acquisition cost convention, as modified by some financial assets measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

2.2	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value.

2.3	Financial Assets

2.3.1	Classification

The Company classifies its financial assets, upon initial recognition, in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired.

(a)	Financial assets measure at fair value through profit or loss

The financial assets measure at fair value through profit or loss are held for trading. A financial asset is held for trading if acquired or originated principally for the purpose of generating a profit from short-term fluctuations in price or dealer’s margin or if it is part of a portfolio of identified instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Assets in this category are classified in current assets and comprise balances held in fixed rates investment funds, categorized as “Cash and Cash Equivalents”.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They typically arise when an entity provides money, goods or services directly to a debtor with no intention of trading the receivable. They are presented in current assets, except for those with a maturity date of over 12 months after the balance effective date (classified in non-current assets). The Company’s loans and receivables represent “Accounts Receivable from Clients and Other Accounts Receivable”.

2.3.2	Recognition and measurement

Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate method.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

Financial assets are derecognized when the rights to the cash flows from the assets expired or have been transferred. In the latter case, providing that the Company has transferred substantially all risks and rewards. Financial instruments at fair value through profit or loss are measured at fair value. The loans and receivables are measured at amortized cost using the effective interest rate method.

2.4	Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of the Company’s business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of trade receivables.

2.5	Impairment

2.5.1	Financial assets measured at amortized cost

Management assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to define whether there is a loss objective evidence by impairment include:

•	Debts overdue for more than 90 days;

•	Relevant financial difficulty of the issuer or borrower;

•	A breach of contract, such as default or arrears on principal or interest payments;

•	The borrower is likely to declare bankruptcy or other financial reorganization;

•	Disappearance of an active market for those financial assets due to financial difficulties; or

•	Observable data indicating a measurable reduction in future estimated cash flow from the financial assets portfolio since the initial recognition of those assets, although the decrease may not yet be identified with the individual financial assets in the portfolio.

The Company first evaluates whether there is an objective evidence of impairment.

•	The provision for risks on accounts receivable consists of an amount deemed sufficient to cover possible losses on the realization of receivables and which takes into account amounts overdue for more than 90 days, net of recoveries, regardless of the initiation of judicial proceedings for receipt;

•	Other operations: Consists of individual analyses and an amount deemed sufficient to overcome eventual losses in the credit realization.

The Company understands that the provision for risks on accounts receivable is appropriate and reflects the history of internal losses.

2.6	Prepaid expenses

Prepaid expenses, mainly insurance premiums, are measured at cost, net of amortization, which are recognized in profit or loss in accordance with the terms of the insurance agreement.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.7	Current and deferred income tax and social contribution

The income tax and social contribution benefit or expense for the period comprise current and deferred taxes. Taxes on profit are recognized in the statement of income, except to the extent that they relate to items recognized in comprehensive income or directly in equity. In such cases, the taxes are also recognized in comprehensive income or directly in equity.

The current and deferred income tax and social contribution are calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken by the Company in income tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current income tax and social contribution are presented net, separated by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary differences is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the balance sheet when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

2.8	Other receivables

Other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment of other receivables.

2.9	Property, plant and equipment

Property, plant and equipment are stated at the cost of acquisition less accumulated depreciation and any impairment losses pursuant to IAS 36, where applicable. Cost of acquisition includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are recorded on the statement of income during the financial period in which they are incurred.

2.10	Intangible assets

As per the Concession Agreement the Company is a service provider, constructing or improving the infrastructure used to provide a public service, as well as operating and maintaining this infrastructure during a certain period.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

The Concession Agreement does not include any remuneration in financial assets. Therefore, the compensation is obtained through the infrastructure operation. The agreement also requires payment by the Company to the concession agency in financial assets in addition to the obligation to expand the existing infrastructure.

Construction carried out during the term of concession will be delivered to the government in exchange for intangible assets representing the right to charge users for the services provided, and the revenue will be subsequently generated by the services provided.

The amortization of the intangible asset, represented by the recognition of the right to operate the infrastructure and the expenses incurred to expand this structure, is recognized in the profit or loss for the year, in accordance with the economic benefit curve expected over the 308 month period counted from the beginning of the airport operation until the end of the concession period, and the estimated passenger curve was used as the foundation for amortization.

(a)	Right of concession (Grant)

The Company recognized an asset related to the concession of the rights to construct and operate the São Gonçalo do Amarante Airport as an intangible asset on the date of commencement of operations of the airport, and will be fully amortized up to the end of the concession period. The beginning of the airport operation was characterized by its transfer from Augusto Severo Airport to the Company. The transfer occurred in May 2014.

(b)	Concession infrastructure

The concession agreement is accounted for in accordance with the principles included in IFRIC 12 “Service Concession Arrangements”. The Company recognized an intangible asset for:

a)	Fixed fees payables as the result of the acquisition of the right (license) to charge users for the service of airport concession (see Note 15),

b)	Right to obtain benefits for services provided using the assets built under the construction services performed under the concession contracts.

Acquisitions correspond, according to the terms of the Concession contract, to the improvements over existing infrastructure to increase the useful life or its capacity, or the construction of new infrastructure.

The intangible asset for infrastructure under the concession agreement is amortized over the contract term in accordance with an appropriate method reflecting the rate of consumption of the concession asset’s economic benefits as from the date the infrastructure is brought into service.

Accounting of the fixed concession fee under the concession agreements are described in Note 2.12.

As part of the obligations arising from the concession agreements, the Company provides construction or upgrade services. IFRIC 12 “Service Concession Arrangements” requires to recognize revenues and costs from the construction or upgrade services provided. The fair value of the construction or upgrade service is equal to the construction or upgrade costs plus a reasonable margin, which the Group has estimated at an average of 2% to 3%.

(c)	Softwares

Computer software licenses purchased are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful life of the software. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

2.11	Suppliers

Suppliers are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due in one year or less. If not, they are presented as non-current liabilities.

2.12	Commitments to the Grantor

The commitments paid to the grantor derived from the concession agreement is recognized on the terms defined in the concession agreement:

—Fixed concession fee is recognized at the beginning of the concession as it is reliably measurable, as a counterpart an intangible asset is recognized, this type of fee is independent form the revenue.

The government, through ANAC, has established in the Concession Contract that the Company must pay a fixed contribution during the whole concession period. The fixed contribution established in the concession agreement amounts to US$ 1,742, adjusted by the SELIC rate, from the 37th month from the date of validity of the contract.

The fixed contribution is recorded under the name “Commitments to the government” in the current and non-current liabilities, considering the periods shorter and longer than one year and amortized by financial settlements.

2.13	Borrowings

Borrowings are initially recognized at fair value plus transaction costs incurred and subsequently measured at amortized costs.

2.14	Other payables

Other payables are recognized at known or estimable amounts plus, when applicable, corresponding charges and monetary variations incurred up to the balance date.

2.15	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is presented net of value-added tax.

The Company recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will result from the transaction and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Regarding construction revenue refer to note 2.10(b).

Revenue from airports operations includes:

—Tariff, which are those generally regulated under each airport’s concession agreement. It consists of passengers departure fees, landing, parking and other fees paid by the airlines.

—Non-tariff revenues: those are typically not regulated under the applicable concession agreement.

—Construction: IFRIC 12 requires to recognize revenues and costs from the construction or upgrade services provided. Construction revenue equals the construction or upgrade costs plus a reasonable margin.

Revenue is recognized when the amount of revenue may be reliably measured; it is probable that economic benefits associated with the transaction will flow to the Company, and when collection is reasonably assured.

Revenue is shown net of value-added tax.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

(a)	Tariff revenue

The Company obtains revenue by charging users of the airport infrastructure. Tariff prices are established by the concession agency through the Annex 4 of the Concession Agreement and are updated annually by the IPCA—Broad national consumer price index. Tariff revenue is affected by two factors: X and Q.

The X-factor was established to capture the variables associated with airport industry productivity and efficiency. It may generate a positive or negative effect on tariffs, and the start of its application occurs from the first tariff readjustment according to item 6.4 of Annex 19 to the Notice—Concession contract.

The Q-factor measures the quality of services provided through parameters established in the Airport Exploitation Plan (“PEA”) and may positively or negatively affect tariffs. The concessionaire will use the Q-factor to affect tariff adjustments from the end of the first year of full operation of the airport. Thereafter, if the concessionaire fails to meet the Q-factor standards the tariffs will be reduced by 30% (thirty percent) in the first year and 70% (seventy percent) in the second year. After the third year of failure there will be a full reduction (one hundred percent) of the tariff.

As established in the Concession Agreement, every five years there will be a review of the concession parameters aiming to preserve the economic-financial balance. This review covers the service quality indicators that are the basis for calculating the Q-factor, the methodology for calculating the X and Q factors and the discount rate to be used in the marginal cash flow.

Additionally, a rule to be applied to the tariff adjustments was established in the Concession Agreement’s Annex 11, which establishes the calculation for reversion of non-tariff revenue for tariff modality.

In 2015 there was a tariff variation of -5,54%, according to ANAC decision no. 60, of May 28, 2015.

(b)	Non-tariff revenue

The Company also obtains revenue by operating other activities at the airport, such as the allocation of spaces granted to it, parking lots and telecommunications services to companies and institutions that are on the airport site. This revenue is not governed by any rule established by the concession agency and is freely negotiated between the companies concerned.

2.16	Costs

Concession fees and infrastructure amortization are recognized in the profit or loss for the year, in accordance with the economic benefit curve expected over the concession period counted from the beginning of the airport operation until the end of the concession period, and the estimated passenger curve was used as the foundation for amortization. Other costs are recognized on the accrual basis.

2.17	Expenses

Expenses are recognized on the accrual basis.

3	Critical accounting estimates and judgments

Critical accounting estimates and judgments are continually evaluated and are based on historical experience and other factors including future event expectations, deemed reasonable in the circumstances.

Based on assumptions, the Company makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Such estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities accounting values within the next financial year are addressed below:

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

(a)	Impairment

The Company assesses at each balance sheet date whether there is objective evidence that an asset is impaired. An asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the asset that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. An impairment loss may be recognized, even for intangible assets subject to amortization. After the recognition of the impairment loss, the adjusted carrying amount of the intangible asset will be the new accounting basis for amortization.

(b)	Intangible assets amortization

The amortization of intangible assets is carried out over the concession term, and the calculation must represent the consumption standard for the future economic benefits, which occur due to the demand curve. In December 2015, the rate used was 4.01% (2014—1,23%) which represents the participation of the period in the total number of passengers expected for the entire concession.

(c)	Property, plant and equipment depreciation

The recoverability of the assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or group of assets may not be recoverable based on future cash flow. If the carrying amount of these assets exceeds their recoverable value, the net value will be adjusted and its useful life will be adjusted to new levels.

(d)	Deferred income tax and social contribution valuation

Significant judgment is required to determine the tax provision. The Company also recognizes provisions for situations in which it is likely that the additional amounts of taxes will be due. Whenever the final tax outcome of these matters is different from the amounts initially assumed, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final figure is established.

(e)	Application of IFRIC 12

The Company has carried out a comprehensive implementation of the standards applicable to the accounting treatment of their concession and has determined that, among others IFRIC 12 is applicable to us. The Company treats its investments related to improvements and upgrades to be performed in connection with the concession obligation under the intangible asset model established by IFRIC 12, as all investments required by the concession obligation, regardless of their nature, directly increase the maximum tariff per traffic unit. Accordingly, all amounts invested under the concession obligation have a direct correlation to the amount of fees the Company will be able to charge each passenger or cargo service provider, and thus, a direct correlation to the amount of revenues the Company will be able to generate. As a result, the Company defines all expenditures associated with investments required by the concession obligation as revenue generating activities given that they ultimately provide future benefits, whereby subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. Additionally, compliance with the committed investments per the Master Development Programs is mandatory, as well as the fulfillment of the maximum tariff and therefore, in case of a failure to meet any one of these obligations, the Company could be subject to sanctions and the concessions could be revoked.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

4	Financial risk management

4.1	Identification and valuation of financial instruments

The Company has operations involving financial instruments, including cash and cash equivalents, including financial investments, accounts receivable and accounts payable to suppliers.

The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of less than three months. Considering the terms and characteristics of these instruments, which are systematically renegotiated, the book values approximate the fair values. The amounts accounted for are close to those realized.

4.2	Financial risk management policies

The Company has and follows a risk management policy, which provides guidance in relation to transactions and requires the diversification of transactions and corresponding entries. According to this policy, the nature and general position of the financial risks are regularly monitored and managed to evaluate the results and financial impact on the cash flow.

4.3	Capital management

The Company’s purposes when managing its capital are to safeguard the Company’s continuity capacity to offer any return to the shareholders and benefits to any other interested parties, in addition to maintaining an optimal capital structure to decrease such costs.

In order to maintain or adjust the Company’s capital structure, the management may, or may propose to, in the event that shareholder approval is required, review the dividend payment policy, return capital to the shareholders or even issue new shares or sell assets to decrease, for instance, the indebtedness level. So far, the Company has not made any dividend distribution.

4.4	Market risk

4.4.1	Interest rate risks

The associated risk arises from the possibility of the Company incurring losses due to fluctuations in the interest rates that increase the financial expenses related to the commitments currently assumed.

4.5	Credit risks

The Company’s policy considers the level of credit risk which it is willing to bear in the course of its business.

4.6	Liquidity risks

The cash flow forecast is performed by the Finance Department. This department monitors continuous estimates of the Company’s liquidity requirements to ensure that it has sufficient cash to meet operational needs. It also maintains sufficient support from the shareholders, including a formal support letter for the next 12 months, to guarantee that the Company does not breach the limits or clauses of the loan (when applicable). This estimate takes into consideration the debt financing plans of the Company, compliance with clauses, compliance with internal goals related to the balance sheet ratio and, if applicable, external or legal regulatory requirements.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

The maturity analysis of its major liabilities are:

	Payments due by period—Undiscounted cash flow
	Less than			Over 5		Interest not	Carring
	one year	1 – 3 years	3 – 5 years	years	Total	incurred	amount
Borrowings	8,214	25,955	22,364	110,915	167,448	(72,940)	94,508
Commitments to Government	2,653	33,018	29,248	341,076	405,995	(339,671)	66,324
Related parties	6,776	—	—	—	6,776	—	6,776
Suppliers	8,846	—	—	—	8,846	—	8,846
Other liabilities	971	—	—	—	971	—	971
Total	27,460	58,973	51,612	451,991	590,036	(412,611)	177,425

4.7	Fair value estimates

It is assumed that the balances of accounts receivable from customers and accounts payable to suppliers based on the book value, less losses (impairment) in the case of accounts receivable, are close to their fair values. The fair values of financial liabilities, for disclosure purposes, are estimated by discounting future contractual cash flow at the prevailing market interest rate available to the Company for similar financial instruments. Borrowings are specifically contracts with BNDES for the construction and are presented substantially at fair value.

4.8	Net working capital

In December 2015, the Company had negative net working capital of US$ 23,321, mainly due to the recognition of the loan debt to BNDES and other investments made, all of which are included in its business plan. In order to meet this obligation, capital contributions to be made by its shareholders are included in the Company’s Business Plan until the operation reaches its full capacity and the business reaches maturity as per the Company’s Business Plan. Additional capital contribution has been made by the shareholders in order for the Company to pay its obligation’s, refer to Note 26.

5	Cash and cash equivalents

	2015	2014
Cash on hand	1	1
Cash at bank	360	105
Short-term bank deposits(a)	758	374
	1,119	480

(a)	Short-term bank deposits are short-term investment fund shares, at an average rate of 95.8% of the CDI, with immediate liquidity.

5.1	Escrow deposits

	2015	2014
Escrow deposits	1,448	1,572
	1,448	1,572

The financial investments linked to the guarantee account are intended for the payment of the fixed concession fee installments and debt servicing, according to the BNDES loan agreements.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

6	Trade receivables

	2015	2014
Tariff activities
Passengers	646	—
Aircraft	184	277
Loads	67	160
	897	437
Non-tariff activities
Space allocation	1,074	559
Others	172	68
	1,246	627
Provision for impairment of trade receivables(a)	(479)	(83)
	(479)	(83)
Total	1,664	981

(a)	Until March 2015, ANAC did not authorize the collection of passengers’ boarding fees, and thus the Company did not receive such amounts as at December 31, 2014. ANAC authorized the collection of such boarding tariffs on April 1, 2015.

	2015	2014
At January 1	(83)	—
Provision for impairment of trade receivables	(986)	(94)
Provision for impairment of trade receivables—reversal	484	—
Translation diferences	23	11
Final Balance	(479)	(83)

7	Related parties

	2015	2014
Assets
Expense recovery
ENGEVIX	8	—
Helport Construções	67	100
	75	100

	2015	2014
Liabilities
EPC Agreement
Consórcio Engeport(a)	(5,688)	(10,890)
Expenses payable
Inframerica Concessionária do Aeroporto de Brasília S.A.(b)	(1,012)	(1,219)
Expenses payable
Helport Construções	(76)
	(6,776)	(12,109)

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

	2015	2014
Construction cost
Consórcio Engeport(a)	—	(66,416)
	—	(66,416)

All the Companies presented on the table above as related parties are subsidiaries of A.C.I. Airports International S.à r.l. (the Selling Shareholder).

(a)	The balances and transactions of the EPC Agreement relates to the construction costs as a join venture of Engevix and Helport was created to handle the construction work for the airport.

(b)	refers to miscellaneous expenses, including salaries and charges.

7.1	Remuneration of the key management personnel:

	2015	2014
Salary	21	90
	21	90

8	Taxes recoverable

	2015	2014
Current
Withholding income tax—IRRF	164	238
Social Integration Program—PIS(a)	146	185
Contribution to Social Security Financing—COFINS(a)	671	850
Others	115	128
	1,096	1,401
Non-current
Social Integration Program—PIS(a)	2,175	3,427
Contribution to Social Security Financing—COFINS(a)	10,018	15,785
	12,193	19,212
	13,289	20,613

(a)	PIS (Social Integration Program)/COFINS (Contribution to Social Security Financing) credits on intangible assets acquisition categorized as current and non-current according to the expected realization.

9	Other receivables

	2015	2014
Advance payments to suppliers	18	401
Advances to foreign suppliers	61	—
Employee benefits	113	—
Others	128	277
	320	678

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

10	Intangible assets

	Infrastructure
			Concession
	In progress	In operation	Grant	Projects	Software	Total
December 31, 2013	155,153	—	—	1	1	155,155
Acquisitions	—	107,442	89,210	479	—	197,131
Write-off of other advances	(8,269)	—	—	—	—	(8,269)
Transfers	(120,873)	120,873	—	—	—	—
Construction Margin	1,328	—	—	—	—	1,328
Amortization of Intangible Assets	—	(2,219)	(1,096)	—	—	(3,315)
Translation differences	(3,811)	(25,662)	(10,001)	(54)	—	(39,528)
December 31, 2014	23,528	200,434	78,113	426	1	302,502
Write-off of other advances	(157)	—	—	—	—	(157)
Acquisitions	1,103	22	—	25	—	1,150
Impairment	—	(77,902)	—	—	—	(77,902)
Amortization of Intangible Assets	—	(3,844)	(1,408)	—	(2)	(5,254)
Translation differences	(5,449)	(55,635)	(25,498)	(87)	(28)	(86,697)
Transfers	(15,588)	15,776	—	(364)	176	—
December 31, 2015	3,437	78,851	51,207	—	147	133,642

In the fiscal year ended December 31, 2014, in the acquisition line, US$ 2,953 of interest loans was capitalized. In 2015 there was no capitalization as the expansion works for which these loans were contracted were already completed.

11	Property, Plant and Equipment

									Annual
	December 31,		Translation	December 31,			Translation	December 31,	Depreciation
	2013	Additions	differences	2014	Additions	Transitions	differences	2015	Rate
Costs
Plant	49	—	(6)	43	—	(4)	(13)	26
Machinery and Equipment	1	944	(107)	838	32	4	(282)	592
Furniture and Tools	88	597	(78)	607	28	—	(204)	431
Computer Equipment	38	314	(40)	312	18	—	(106)	224
	176	1,855	(231)	1,800	78	—	(605)	1,273
Accumulated Depreciations
Plant	(1)	(4)	1	(4)	(3)	—	2	(5)	10
Machinery and Equipment	—	(99)	11	(88)	(123)	—	48	(163)	20
Furniture and Tools	(3)	(31)	5	(29)	(45)	—	16	(58)	10
Computer Equipment	(4)	(39)	4	(39)	(46)	—	20	(64)	20
	(8)	(173)	21	(160)	(217)	—	86	(290)
Total	168	1,682	(210)	1,640	(139)	—	(519)	983

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

12	Impairment

In December 2015, there were indications that resulted in impairment testing, and consequently a decrease in the recoverable value of the Company’s assets. The passenger curve of the concession notice has a significantly higher projection for the elapsed period, which indicates a reduction in the expectation of future economic benefits. Therefore, the Company restated the projection of a new flow of passengers and brought to present value the operating cash flow resulting from this new projection until the end of the concession. As a result, a difference between the two curves was found, which takes the value recorded in Intangible Assets higher than its recoverable value, and such difference is recognized as an impairment.

As a direct consequence of the impairment, the projections indicated that the realization of deferred taxes would not materialize, and for this reason we proceeded with the reduction of the total amount recorded in deferred IR/CS (Income Tax/Social Contribution).

			Translation	Recoverable
	Assets	Impairment	Differences	Amount
Deferred tax	12,137	(14,399)	2,262	—
Intangible	199,308	(77,902)	12,236	133,642

The company will carry out the impairment testing of its assets in each accounting period, as well as in the event of any change in the estimates used to determine the recoverable value of the asset since the last impairment loss that was recognized, this amount should be reversed. If this is the case, the carrying amount of the asset should be increased to its recoverable amount. This increase will occur through the reversal of the impairment loss.

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, the company carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

	Exposure	Actual rate (6.54%)	Actual rate (6.30%)	Actual rate (6.80%)
Intangible Assets	199,308	77,902	73,076	82,830
			(4,826)	4,928

13	Suppliers

	2015	2014
Local Suppliers—Works	6,602	15,120
General local Suppliers	2,202	1,451
Foreign Suppliers	42	61
	8,846	16,632

14	Borrowings

	2015	2014
Current
Infrastructure Facility(a)	8,214	2,412
Working Capital	—	15,076
	8,214	17,488

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

	2015	2014
Non-current
Infrastructure Facility(a)	86,294	127,789
	86,294	127,789
Total	94,508	145,277

(a)	BNDES infrastructure facility was contracted on November 22, 2012, for a total amount of US$ 157,489, divided into nine sub-credits. Up to the effective date of December 31, 2015, the amount made available was US$ 82,731.

Borrowing movement
Balance on December 31, 2013	102,680
Borrowings received	50,595
Payments	(235)
Interest paid	(765)
Indexation—capitalized	2,953
Interest	9,224
Translation diferences	(19,175)
Balance on December 31, 2014	145,277
Borrowings received	3,780
Payments	(18,604)
Interest paid	(173)
Interest	11,513
Translation diferences	(47,284)
Balance on December 31, 2015	94,508

					Closing
Bank	Release	Principal	Maturity Date	Charges (% p.y.)	Balance
December 31, 2014		133,371			145,277
BNDES	Mar/13	5,763	Sep/32	TJLP + 3.14%	6,970
				T.R. + 3.14%
BNDES	Mar/13	1,618	Jun/32	+ IPCA	1,937
BNDES	Mar/13	16,183	Sep/32	TJLP + 3.14%	19,030
BNDES	Nov/13	31,745	Sep/32	TJLP + 3.14%	36,411
				T.R. + 3.14%`
BNDES	Nov/13	3,751	Sep/32	+ IPCA	4,311
BNDES	Feb/14	4,402	Sep/22	2.50%	3,774
BNDES	Feb/14	7,484	Sep/32	TJLP + 3.14%	8,693
				T.R. + 3.14%
BNDES	Feb/14	748	Jul/32	+ IPCA	1,046
				T.R. + 3.14%
BNDES	May/14	321	Jul/32	+ IPCA	421
BNDES	May/14	3,207	Sep/32	TJLP + 3.14%	3,640
				T.R. + 4,74%
BNDES	May/14	848	Jul/32	+ IPCA	1,139
BNDES	Nov/14	3,283	Set/32	TJLP + 3.14%	3,584
BNDES	Apr/15	2,020	Set/32	TJLP + 3,14%	2,129
BNDES	May/15	1,358	Set/32	TJLP + 3,14%	1,423
December 31, 2015		82,731			94,508

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

In the long-term facility contracts signed between the Company and BNDES, the following guarantees were presented:

•	Fiduciary Assignment of Receivables;

•	Stock Pledge of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante SA;

•	Additional guarantee of US$ 5,123 by Corporación América Group;

•	Corporate Bond—Jackson Empreendimentos S.A., American International Airports LLC A.C.I. Airports S.A.R.L. and Corporacion America S.A.

Covenants—BNDES

As a way of monitoring the financial situation of the Company by the creditors involved in financing contracts, indexes (ICSD - Debit-Service Coverage Ratio) are used to measure the capacity to pay financial expenses in relation to EBITDA. The covenants are applicable at the time the declaration of completion of the project is done, which is expected to happen in 2017.

Until December 31, 2015, the declaration of completion of the project (Completion) to start the ICSD calculation, according to the BNDES loan agreement, did not occur, and therefore no covenants clauses were applicable.

15	Commitments to the grantor

The portion of the obligation with the concession agency is monetarily restated based on the SELIC rate.

	2015	2014
Current	2,653	—
Non-current	63,671	84,081
Commitments to the Grantor	66,324	84,081

Movement

Balance on December 31, 2013	—
Grant obtained	89,211
Changes in liability for concessions	5,635
Translation diferences	(10,765)
Balance on December 31, 2014	84,081
Changes in liability for concessions	11,776
Translation diferences	(29,532)
Balance on December 31, 2015	66,324

The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800 (approximately USD 2,086), payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate.

The Company estimates this fixed concession fee to be divided in two parts:

(a)	Right of use if the airport operates at the existing operating capacity at the beginning of the concession, and

(b)	the second portion relates to the Company estimation of the value of the right of use after the infrastructure works that increase capacity of the airport.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

Changes in the liability related to the increase capacity of the airport are accounted for against the “Concession asset”. Changes in the liabilities due to passage of time and inflation adjustment are recognized against profit or loss of the period

16	Advances received

The Company records as advance payments from customers the values the corresponding entries for which relate to the transmission of the exclusive right to operation of certain business, within the scope of activities that may be the object of generation of non-tariff revenue. The respective values are deferred over the terms of the contracts.

	2015	2014
Current
Exclusive Rights	839	—
Other Advance Payments	8	—
	847	—
Non-current
Exclusivity Rights	3,080	—
	3,080	—
Total	3,927	—

17	Other payables

	2015	2014
Deferred revenue from customers(a)	—	8,119
FNAC Transfer(a)	192
ATAERO Transfer(b)	528	268
PAN Transfer(c)	16	5
Others	235	199
	971	8,591

(a)	The FNAC transfer corresponds to the additional National Civil Aviation Fund on the international boarding fees set by Act 9,825, dated August 23, 1999. The remittance will always correspond to US$ 18.00 (eighteen US Dollars) regardless of the tariff practiced and the adjustments resulting from the concession agreement;

(b)	The ATAERO transfer is the tariff additional set by Act 7,920 dated December 12, 1989, charged on airport tariffs in the amount of 35.90% of the values effectively charged to users;

(c)	The PAN transfer was established based on the use of communications, radio and visual aids in the terminal area of air traffic (domestic or international) and is destined to the Department of Airspace Control (DCEA). The percentages are variable and determined according to the luggage and cargo weight;

18	Provisions for Tax, Labor and Civil Risks

The Company has civil and labor suits, involving risks of loss classified by management as possible, based on the assessment of management in consultation with its legal advisors, for which no provision is constituted, according to the composition and estimates below:

	2015	2014
Civil	28	—
Labor	27	82
	55	82

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

On December 29, 2015, Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. filed claims in the total amount of R$1.0 billion (USD 263.1 million) before the Brazilian ANAC requesting the economic re-equilibrium of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government (EVTEA) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement. Claims in the amount of R$956.8 million (USD 251.7 million) were denied by the Brazilian ANAC, and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. has initiated an arbitration proceeding with respect to the denied claims. The remainders of the claims are under review by the Brazilian ANAC.

19	Equity

(a)	Share Capital

Share capital is represented by 327,143,907 registered shares of which 150,036 shares are held by A.C.I. Airports S.A.R.L. and 326,993,871 shares are held by A.C.I. Airports International S.A.R.L., not fully paid up on December 31, 2015. The unpaid balance is US$ 8,250 from A.C.I. Airports International S.A.R.L.

During 2014 the Shareholders increased their share capital by US$ 8,703, being the full amount transferred from an advance for future capital increase that was received in 2013, with no cash flow impact in 2014.

During 2015 the Shareholders increased their share capital by US$ 72,928, being US$ 26.391 fully paid in 2015 and US$ 46,537 being transferred from advances from future capital increase as the subscription of those shares was done in 2015 even though the amounts of shares and capital advances were stablished and agreed in 2014.

(b)	Advances for future capital increases

During the year 2014 A.C.I. Airports International S.A.R.L. made advances for future capital increase that were fully subscribed in 2015.

(c)	Control

On June 26, 2015, Corporacion América S.A. assigned and fully transferred its shares to A.C.I. Airports International S.A.R.L. and on December 11, Infravix Participações S.A. assigned and transferred 99.9% of its shares to the A.C.I. Airports International S.A.R.L. company and 0.1% of its shares to A.C.I. Airports S.A.R.L. as of that date, the ownership structure of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. is made up of 99.95% A.C.I. Airports International S.A.R.L. and the other 0.05% at A.C.I. Airports S.A.R.L.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

20	Revenue

	2015	2014
Gross Revenue—Tariff(a)	6,987	2,383
Gross Revenue—Non-tariff(b)	8,014	6,422
Construction gross revenue(c)	—	67,744
Other Revenue	100	—
COFINS (Contribution to Social Security Financing)	(1,140)	(669)
PIS	(247)	(145)
ISS (Municipal services tax)	(262)	(121)
	13,452	75,614

Taxes on revenue consists mainly of: ISS (Municipal Services Tax) calculated at a (5%) tax rate up to August 31, 2015 and (2%) as of September 1, 2015 due to the concession act of benefit No. 001/2015 of the Municipality of São Gonçalo do Amarante—RN, PIS (1,65%) and COFINS (7,6%).

(a)	Tariff revenue showed significant variations compared with 2014 because, on March 31, 2015, ANAC allowed the collection of a boarding fee.

(b)	Non-tariff revenue refers to the allocation of physical spaces for the operation of various activities.

(c)	In 2015, construction revenue and, consequently, costs and construction margin were not recognized due to the finalization of the execution of the expansion works.

21	Costs

	2015	2014
Personnel	6,191	4,990
Third party services	2,446	2,565
Maintenance	1,792	1,637
Utilities	1,833	1,124
Materials and fuel	78	249
Movable property rental	—	836
Others	92	152
Fixed grant amortization(a)	1,372	1,096
Amortization and depreciation	4,064	2,392
Construction costs	—	66,416
	17,868	81,457

(a)	The value of the concession fees recorded in the Company, which is calculated based on the economic benefit curve expected over the concession term of the airport. Refer to Note 2.16.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

22	Administrative expenses

	2015	2014
Personnel	573	777
Third Party Services	372	449
Insurance	252	327
Information Technology	1	319
Taxes, Fees and Contributions	141	170
Others	147	463
	1,486	2,505

23	Financial results, net

	2015	2014
Interest on Financial Investments	82	54
Discounts Obtained	138	66
Others	38	18
Financial revenue	258	138
Changes in liability for concessions	(11,776)	(5,635)
Interest, Charges and Bank Rates	(11,850)	(9,528)
Financial expenses	(23,626)	(15,163)
Net financial result	(23,368)	(15,025)

24	Income tax and social contribution

The Company recognizes deferred income tax and the social contribution on temporary additions and exclusions, negative basis and tax loss earned on December 31, 2015, calculated as shown below:

a)	Tax rate reconciliation

	2015	2014
Loss before income tax and social contribution	(107,734)	(24,005)
Tax at the domestic rate 34%	36,630	8,164
Tax effect of expenses that are not deductible for tax purposes	(27,475)	—
Impairment of deferred income asset	(14,399)	—
Income tax and social contribution	(5,244)	8,164

b)	Deferred income tax asset

	2015	2014
Opening balance	6,591	—
Income tax and social contribution	(5,244)	8,164
Translation differences	(1,347)	(1,573)
Closing balance	—	6,591

As a direct consequence of this impairment, the projections for the realization of deferred taxes would also not materialize, and for this reason, we proceeded with the reduction of the total amount recorded in deferred IR/CS (Income Tax/Social Contribution). The amount of accumulated tax losses as of December 31, 2015 was of US$ 14,399, available for offset with future taxable profits.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

25	Commitments

a)	Concession Agreement

Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. signed with the Brazilian regulatory authority (the Brazilian ANAC) a concession agreement which grants the construction, operation and maintenance of the airports of Natal (São Gonçalo do Amarante) for a period of 28 years, since 2011. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations Assumed by Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. as Concessionaires

—providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law 8.987/95 (the Brazilian Concessions Law), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Airport Operation Plan;

—implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the applicable Airport Operation Plan;

—providing proper service, defined under the Airport Operation Plan as regular, continuous, efficient, safe, up to date, broad and courteous services at a fair price, to the general public and airport customers;

—performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;

—presenting ANAC with an Infrastructure Management Plan and Service Quality Plan every five years for the entire term of each of the Brazilian Concession Agreements:

—submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the concession agreement and applicable regulations; and

—developing and implementing plans for dealing with emergencies at the airports, and maintaining for such purposes the human resources guidelines and other training materials required by industry regulations and the applicable Airport Operation Plan.

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:

	Amount of the	Amount of the
	Performance Bond	Performance Bond
Event	(in R$)	(in USD)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65 million	19.9 million
Phase II of the Natal Concession Agreement (from the	6.5 million	1.9 million
formal commencement of Phase II until the end of the contract)
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments

26	Insurance

The Company has a risk management program to mitigate risks, contracting in the insurance coverage compatible with its size and operations in the market. The insurance amounts are considered sufficient by management to cover possible losses, taking into account the nature of the activities, the risks involved in the operations and the advice of its insurance consultants.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Notes to the financial statements at December 31, 2015

All amounts in thousands of dollars unless otherwise stated

27	Subsequent events

From December 31, 2015 up to September 22, 2017, shareholders have made capital contributions in the amount of US$ 35.393.

As per Note 18, the Company filed an ordinary action against the Brazilian ANAC requesting the economic re-equilibrium of the concession agreement and suspend the payment of the annual granting fees, which required the Company to make a court deposit in the amount of R$10.5 million (USD2,7 million) in January 2016.

In 2017, due to the lack of decision regarding the economic re-equilibrium of the concession agreement with ANAC, the Company required again a judicial permission to suspend the concession payments due in 2017 by doing insurance agreements to warranty the transaction. The Company is waiting the judicial decision regarding the requirement

Bruno Souza Ferreira da Silva	Paulo Junqueira de Arantes Filho	Jorge Arruda Filho
Accountant—CRC: BA	CFO	President Director
023534/O-5 “S” RN

