Form 20-F
period 2018-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2019-04-24
CIK 1717393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________

Commission file number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Raúl Guillermo Francos, Chief Financial Officer Tel:+35226258274 4, rue de la Grève, L-1643, Luxembourg, Grand Duchy of Luxembourg
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

160,022,262 Common Shares, as of December 31, 2018

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	our business strengths and future results of operation;

•	delays or unexpected casualties related to construction under our investment plan and master plans;

•	our ability to generate or obtain the requisite capital to fully develop and operate our airports;

•	general economic, political, demographic and business conditions in the geographic markets we serve;

•	decreases in passenger traffic;

•	changes in the fees we may charge under our concession agreements;

•	inflation and hyperinflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar;

•	the early termination, revocation or failure to renew or extend any of our concession agreements;

•	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);

•	changes in our investment commitments or our ability to meet our obligations thereunder;

•	existing and future governmental regulations;

•	natural disaster-related losses which may not be fully insurable;

•	terrorism in the international markets we serve;

•	epidemics, pandemics and other public health crises; and

•	changes in interest rates or foreign exchange rates.

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

CERTAIN CONVENTIONS

Corporación América Airports S.A. was incorporated under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) on December 14, 2012. The Company owns no material assets other than its direct and indirect ownership of the issued share capital of other intermediate holding companies for all of our operating subsidiaries. Except where the context otherwise requires or where otherwise indicated, all references to the “Company,” “we,” “us” and “our” refer to Corporación América Airports S.A. and its consolidated subsidiaries, as well as those businesses we account for using the equity method.

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

We have translated some of the local currency amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or otherwise required by the context, the rate used to convert such local currency amounts to U.S. dollars is the seller exchange rate as of December 31, 2018. The U.S. dollar-equivalent information presented in this annual report is provided solely for convenience and should not be construed as implying that the amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Risk Factors— Depreciation or fluctuation of the currencies of the countries where we operate could adversely affect our results of operations and financial condition.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2018 and 2017 and for our fiscal years ended December 31, 2018, 2017 and 2016 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated April 11, 2019, is also included in this annual report.

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

Our Segments

We have identified seven reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru. See Note 4 to our Audited Consolidated Financial Statements and “—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

Our Reorganization

In order to facilitate our initial public offering in February 2018, during the fiscal year ended December 31, 2015, our ultimate controlling shareholder, Southern Cone Foundation, a foundation organized under the laws of Liechtenstein (“SCF” or our “Controlling Shareholder”), elected to complete a reorganization of A.C.I. Airports International S.à r.l. and various other entities and businesses under the common control of SCF in order to organize all of our airports business activities under A.C.I. Airports International S.à r.l., and to transfer all business activities not related to the airport business to other affiliates (the “Reorganization”).

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

On September 14, 2017, A.C.I. Airports International S.à r.l. was converted from a Luxembourg private limited liability company into a Luxembourg public limited liability company (société anonyme) (the “Conversion”) and changed its name to Corporación América Airports S.A. (“CAAP”). CAAP is indirectly wholly owned by SCF. In connection with the Conversion, all of A.C.I. Airports International S.à r.l.’s outstanding equity interests were converted into common shares of CAAP.

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

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

Adjusted Segment EBITDA is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, depreciation and amortization for such segment. Adjusted Segment EBITDA excludes certain items that are not considered part of our core operating results. Specifically, we do not allocate financial income, financial loss, income tax expense, depreciation and amortization to our reportable segments. Effective as of April 1, 2018, our chief of operating decision maker revised our reporting segments in order to include an additional metric of performance, denominated “Adjusted Segment EBITDA excluding Construction Services,” which only differs with the Adjusted Segment EBITDA measure by excluding the Construction Services margin.

Although Adjusted EBITDA, and consequently, Adjusted EBITDA excluding Construction Services, are commonly viewed as non-IFRS measure in other contexts, pursuant to IFRS 8, “Segment Information,” these are treated as IFRS measures in the manner in which we utilize them. We use Adjusted EBITDA and Adjusted EBITDA excluding Construction Services for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe they reflect current core operating performance and provide an indicator of the segment’s ability to generate cash.

Non-IFRS Information

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services

“Adjusted EBITDA” is a non-IFRS financial measure defined as net income from continuing operations before financial income, financial loss, income tax expense, depreciation and amortization. “Adjusted EBITDA excluding Construction Services” only differs with the previously mentioned measure by excluding Construction Services margin.

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are not defined under IFRS and have important limitations as an analytical tools. You should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. For example, Adjusted EBITDA and Adjusted EBITDA excluding Construction Services have the following limitations:

•	exclude certain tax payments that may represent a reduction in cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our working capital needs; and

•	do not reflect the significant interest expense, or the cash requirements, necessary to service our debt.

We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services enhances an investor’s understanding of our performance. We believe these measures are useful metrics for investors to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We present Adjusted EBITDA and Adjusted EBITDA excluding Construction Services in order to provide supplemental information that we consider relevant for the readers of our Audited Consolidated Financial Statements included elsewhere in this annual report, and such information is not meant to replace or supersede IFRS measures.

In addition, our management believes Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes. We exclude the items listed above from income for the year in arriving at Adjusted EBITDA and Adjusted EBITDA excluding Construction Services because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired.

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services should not be considered as alternatives to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as an indicators of our operating performance from continuing operations.

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services may not be the same as similarly titled measures used by other companies.

We have included the reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income from continuing operations for all the periods presented. For reconciliation of both Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income from continuing operations, see “Selected Financial Data–Reconciliation of non-IFRS data.”

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

Capital Increase

On February 5, 2018, the Company completed its initial public offering of common shares whereby 11,904,762 new common shares were issued, thus bringing the Company’s share capital from U.S.$ 148,117,500, represented by 148,117,500 shares having a nominal value of U.S.$ 1.00 each, to the amount of U.S.$ 160,022,262.

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

The following selected consolidated financial information and other data of the Company should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this annual report. Our financial information is presented in million of U.S. dollars unless otherwise instructed.

The selected consolidated statement of financial position data as of December 31, 2018 and 2017 and the selected consolidated statement of income, comprehensive income and cash flow data for the years ended December 31, 2018, 2017 and 2016 have been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. Our selected consolidated financial data as of December 31, 2016 and 2015 and January 1, 2015 and for the years ended December 31, 2016 and 2015 has derived from our audited consolidated financial statements not included in this annual report.

We prepare our Audited Consolidated Financial Statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. We applied IFRS for the first time for our fiscal year initiated January 1, 2015.

Consolidated Statement of Income

	For the Year Ended December 31,
	2018	2017	2016	2015
Continuing Operations
Revenue	1,426.1	1,575.2	1,366.3	1,187.1
Cost of services	(971.4)	(1,030.0)	(859.1)	(759.2)
Gross Profit	454.7	545.2	507.3	427.9
Selling, general and administrative expenses	(171.9)	(194.2)	(170.9)	(167.2)
Reversal of previous impairment/(impairment loss)	—	3.1	(16.6)	—
Other operating income	20.2	20.0	16.9	15.6
Other operating expense	(4.1)	(4.8)	(4.9)	(2.7)
Operating Income	299.0	369.1	331.8	273.6
Share of loss in associates	(4.1)	(15.8)	(1.3)	(69.3)
Income before financial results and income tax	294.8	353.3	330.5	204.3
Financial Income	76.3	62.6	37.5	46.8
Financial loss	(331.1)	(302.0)	(273.0)	(199.8)
Inflation Adjustment	(36.5)	—	—	—
Income before income tax expense	3.5	113.8	95.1	51.3
Income tax expense	(14.1)	(46.9)	(56.4)	(45.0)
Income from continuing operations	(10.6)	66.9	38.7	6.3
(Loss)/Income from discontinued operations	—	—	(9.5)	109.0
Net Income	(10.6)	66.9	29.2	115.3
Attributable to:
Owners of the parent	7.1	63.5	33.8	105.5
Non-controlling interest	(17.7)	3.4	(4.5)	9.8
	(10.6)	66.9	29.2	115.3

	For the Year Ended December 31,
	2018	2017	2016	2015
Earnings per share attributable to the parent
Weighted average number of common shares (in thousands) (1)	158,848	148,118	148,118	148,118
Continuing Operations
Basic and diluted earnings per share(1)	0.04	0.43	0.29	(0.07)
Discontinued Operations
Basic and diluted earnings per share(1)	—	—	(0.06)	0.79
Continuing and Discontinued Operations
Basic and diluted earnings per share(1)	0.04	0.43	0.23	0.71

_______________________

(1)	Years ended December 31, 2017, 2016 and 2015, include the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31,
	2018	2017	2016	2015
Net Income	(10.6)	66.9	29.2	115.3
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	0.3	— (1)	(0.3)	0.3
Items that may be subsequently reclassified to profit or loss
Shares of other comprehensive income from associates	(1.2)	0.4	— (1)	(40.0)
Currency translation adjustment	(247.7)	(25.6)	(48.6)	(166.6)
Other comprehensive loss from continuing operations for the year, net of income tax	(248.6)	(25.1)	(48.9)	(206.3)
Currency translation adjustment from discontinued operations	—	—	4.3	(4.3)
Other comprehensive income of discontinued operations for the year, net of income tax	—	—	4.3	(4.3)
Total other comprehensive loss for the year	(248.6)	(25.1)	(44.6)	(210.5)
Total comprehensive loss for the year	(259.2)	41.8	(15.4)	(95.2)
Attributable to:
Owners of the parent	(154.2)	34.9	1.5	(50.9)
Non-controlling interest	(105.0)	6.8	(16.9)	(44.4)
	(259.2)	41.8	(15.4)	(95.2)

_______________________

(1)	Amount not shown due to rounding.

Consolidated Statement of Financial Position

	As of December 31,				January 1,
	2018	2017	2016	2015	2015
Assets
Non-current assets	3,312.5	3,221.7	3,120.2	2,876.9	2,015.2
Current assets	532.7	579.5	507.1	394.7	817.5
Total assets	3,845.3	3,801.2	3,627.3	3,271.6	2,832.8
Total equity	1,222.7	797.1	803.3	834.1	1,466.6
Liabilities
Non-current liabilities	2,172.0	2,272.1	2,161.2	1,955.5	688.0
Current liabilities	450.6	732.0	662.8	482.0	678.2
Total liabilities	2,622.6	3,004.1	2,824.0	2,437.5	1,366.2
Total equity and liabilities	3,845.3	3,801.2	3,627.3	3,271.6	2,832.8
Equity
Weighted average number of common shares (in thousands) (1)	158,848	148,118	148,118	148,118	148,118
Declared dividends per share	—	—	—	—	—

 _______________________

(1)	Years ended December 31, 2017, 2016 and 2015, include the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2018	2017	2016	2015
Net cash provided by/(used in) operating activities	191.7	(49.4)	172.8	43.6
Net cash used in discontinued operating activities	—	—	(8.2)	(42.0)
Net cash provided by/(used in) investing activities	(59.2)	(45.2)	35.8	(86.4)
Net cash in discontinued investing activities	—	—	(8.1)	(183.6)
Net cash (used in)/provided by financing activities	(65.7)	129.0	(159.4)	22.8
Net cash provided by discontinued financing activities	—	—	—	196.7
Increase/(Decrease) in cash and cash equivalents from continuing operations	66.8	34.4	49.2	(20.0)
Increase/(Decrease) in cash and cash equivalents from discontinued operations	—	—	(16.2)	(28.8)

RECONCILIATION OF NON-IFRS DATA

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

For the definition of “Adjusted EBITDA” and “Adjusted EBITDA excluding Construction Services” please see “Presentation of Financial Information.”

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are reconciled to consolidated income from continuing operations below:

	For the Year Ended December 31,
	2018	2017	2016	2015
Income from continuing operations	(10.6)	66.9	38.7	6.3
Financial income	(76.3)	(62.6)	(37.5)	(46.8)
Financial loss	331.1	302.0	273.0	199.8
Inflation adjustment	36.5	—	—	—
Income tax expenses	14.1	46.9	56.4	45.0
Amortization and depreciation(1)	151.0	108.3	96.7	72.2
Adjusted EBITDA	445.9	461.6	427.2	276.6
Construction services revenue	(198.4)	(250.1)	(165.1)	(178.4)
Construction services costs	196.3	248.6	163.7	177.0
Adjusted EBITDA excluding Construction Services	443.8	460.1	425.9	275.1

(1)	Amortization and depreciation used for reconciling income from continuing operations to Adjusted EBITDA and Adjusted EBITDA excluding Construction Services exclude U.S.$24.8 million, U.S.$29.8 million and U.S.$26.2 million related to the Brazil concession assets for the years ended December 31, 2018, 2017 and 2016, respectively, which is included in the Amortization and depreciation in the Consolidated Statement of Cash Flows.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

In addition, since February 2018, the Argentine Government has the right to buy out the AA2000 Concession Agreement upon prior notification to us and indemnify us for certain investments we incurred for purposes of operating the airports and rendering the services agreed thereunder. See “—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would significantly affect our revenues and operations.”

We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.

We may be subject to monetary penalties if we violate or otherwise fail to comply with the terms of our concessions. Some violations of a concession agreement may provide for cure periods or other remedial action, while other violations, whenever they are substantial and repeated, can result in the immediate termination of the relevant concession. If we experience difficulties, we may encounter problems in satisfying our obligations under our concession agreements and the relevant governmental authorities may impose sanctions on us. For a description of the consequences that may result from the violation of various terms of our concessions, or local laws and regulations related to such concessions, see “Business—Regulatory Section.”. Monetary penalties could negatively affect our results of operations.

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

Our revenue is closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our aeronautical revenue and indirectly determine our commercial revenue. Passenger and cargo traffic volumes and air traffic movements depend, in part, on many factors beyond our control. Such factors include economic conditions and the political situation in the countries where we operate our airports, epidemics, pandemics and other public health crises, terrorism, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs), currency exchange rate fluctuations, hyperinflation, geopolitical considerations and changes in regulatory policies applicable to the aviation industry. The occurrence of any of these risks may result in a reduction of passenger air traffic levels and air traffic movements globally and in the regions in which we operate. A significant decline in passenger and cargo traffic volumes and the number of air traffic movements at our airports would have a material adverse effect on our business, financial condition and results of operations.

We face risks related to our dependence on the revenue from Ezeiza Airport.

During the years ended December 31, 2018, 2017 and 2016, Ezeiza Airport generated U.S.$549.0 million in revenue, or 37.5%, U.S.$535.0 million in revenue, or 34.0%, and U.S.$522.1 million in revenue, or 38.2%, respectively, of our consolidated revenue for such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue at this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

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

Public health crises such as the outbreak of Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus of 2009 and the Ebola pandemic in 2014–2015 have disrupted the frequency and pattern of air travel worldwide in recent years. Also, travel to Caribbean and Latin American countries was recently affected as a result of the Zika virus. Because our revenue is largely dependent on the level of passenger traffic in our airports, any outbreaks of health epidemics, such as the H1N1 virus and the Zika virus, could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could have a material adverse effect on our business revenues and results of operations.

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

Some of our employees are members of labor unions. For example, as of December 31, 2018, approximately 66.7% and 50.2% (66.8% and 51.1%, respectively, as of December 31, 2017) of our employees in Argentina and Italy, respectively, were members of labor unions. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

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

None of our agreements with our aeronautical customers obligates them to provide service at or to our airports. If any of our aeronautical customers were to reduce their use of our airports or cease to operate at them for any reason, including merger, bankruptcy or due to regulatory restrictions, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers could no longer operate. Our business and revenue could be adversely affected if we are unable to replace the business of our main aeronautical customers.

Our main aeronautical customers are LATAM Airlines Group and Grupo Aerolíneas Argentinas. For the year ended December 31, 2018, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 20.5% and 13.2% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2017, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 22.4% and 16.4% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2016, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 22.8% and 15.2% of our consolidated aeronautical revenue, respectively.

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

The operation of complex infrastructures, such as airports, and the coordination of the many actors involved in its operation require the use of several highly specialized information systems, including both our own information technology systems and those of third-party service providers, such as systems that monitor our operations or the status of our facilities, communication systems to inform the public, access control systems and closed circuit television security systems, infrastructure monitoring systems, passenger ticketing and boarding, automated baggage handling, points of sale, terminals and radio and voice communication systems used by our personnel. In addition, our accounting and fixed assets, payroll, budgeting, human resources, supplier and commercial, hiring, payments and billing systems and our websites are key to the functioning of our airports. The proper functioning of these systems is critical to our operations and business management. These systems may, from time to time, require modifications or improvements as a result of changes in technology, the growth of our business and the functioning of each of these systems.

We have implemented, among others, contingency procedures, backup systems, information and communication redundant systems, testing procedures, information technology auditing systems and network protection systems. However, these information thechnology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, resulting in increased costs, a decline in revenue and damage to our business in general, including, but not limited to harm to our public image.

In 2018 we encountered four different, but not material, phishing attacks attempts. These attempts consisted on fake e-mails requesting minor payments and/or confidential information. We did not comply or followed any of these requests, and thus, none of these isolated events had any consequence for the Company nor our passengers. The Company has begun global assessments to increase protection over the intellectual property assets and information and hired a forensic audit team to implement additional security measures.

The risk of cyber-crime has been increasing, especially as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially affect the number of passengers at our airports, cause the loss of passenger information, damage our reputation and lead to regulatory penalties and financial losses.

In addition, our business operations routine involves gathering personal information about vendors, customers and employees among others, through the use of information technologies. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people’s personal information to unauthorized use. Any such event could give rise to a significant potential liability and reputational harm. As part of its risk management process, the Company reinforced the security measures on data privacy risks.

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

We indirectly own 81.3%, and 51.0% of our principal Argentina and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise we indirectly own 75% of Corporación América Italia S.p.A. (“CA Italy”) who owns 62.28% of our principal Italy operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders–including, in the case of Italy, public shareholders–of these entities may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

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

We are subject to and bound by U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190) and the Brazil Clean Company Act of 2014 (Law No. 12,846). These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Many jurisdictions have recently implemented new anti-corruption laws (such as in the case of Argentina and Brazil) or have broadened the scope of existing anti-corruption laws (such as in the case of Italy). On January 1, 2018, Peruvian Law No. 30,424 went into effect which introduced corporate liability for criminal offenses related to corruption, money laundering and terrorist financing. The Brazilian Clean Company Act holds companies strictly liable for the corrupt acts of their employees and intermediaries, which means that a company may be held liable for such acts, without a finding of fault on the part of the company. See “—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—The ongoing economic uncertainty and political instability in Brazil may adversely affect our economic and financial condition” and “— Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate— Brazil— We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.” Our business requires that we maintain continuous contact with governments and agencies from the initial bid process for any concession and throughout the entire term of any concession we are awarded. Despite our ongoing efforts to ensure compliance with anti-corruption laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition and results of operations.

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

Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

Pursuant to the AA2000 Concession Agreement, since February 13, 2018, the Argentine Government has the right to “buy-out” (“rescatar”) the AA2000 Concession Agreement for public interest reasons and upon prior notification to us. In the event the Argentine Government were to exercise this option, it would be required to indemnify us in an amount equal to the value of the non-amortized aeronautical investments we have made as of the time of the buy-out, multiplied by 1.10, plus the value of all other investments we made that have not been amortized. The Argentine Government would not be required to indemnify us for investments that were not included in our investment plan or that were not approved by the ORSNA. The Argentine Government would also not be required to indemnify us for lost revenue. The Argentine Government would be required to assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan for which we would be compensated as part of the payment made to us by the Argentine Government. Subsequent to such buy-out, we may have other claims against the Argentine Government or the ORSNA, but we may not prevail on these claims.

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

During the years ended December 31, 2018, 2017 and 2016, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 57.0%, 63.2% and 61.3%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the Argentine Government has hired a consulting firm to review the terms and conditions of the AA2000 Concession Agreement. According to the ORSNA, the Argentine Government is seeking to obtain detailed information about the quality of service provided by our airports under the AA2000 Concession Agreement as compared to the service levels at other international airports. It is unclear whether the Argentine Government expects to take any action based on the results of the consultant’s review.

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

We and the Argentine Government expect to renegotiate the terms of our AA2000 Concession. The Argentine Government has indicated to us that it does not consider that the consummation of our initial public offering affects its possible position in any renegotiation process and/or any of its rights under the AA2000 Concession or applicable law. Any renegotiated terms of our AA2000 Concession could have a material adverse effect on our business, financial condition and results of operations. If the parties fail to reach an agreement in any such renegotiation process, the Argentine Government could exercise its option to buy out the AA2000 Concession if such option is supported by a public interest reason. See “—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

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

Accordingly, we may record investments in any given period that have not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all. Our capital expenditures for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are currently under review by the ORSNA. In addition, we filed claims with the ORSNA in connection with the investment amounts recognized by the ORSNA for the years ended December 31, 2013, 2012 and 2011, which as of the date of this annual report have not been resolved.

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

Over the last years, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other things, the crisis resulted in Argentina defaulting on its sovereign foreign debt obligations, a significant devaluation of the Argentine peso and ensuing inflation, and the introduction of emergency measures that affected many sectors of the economy. Likewise, the decline in international demand for Argentine products, the lack of stability and competitiveness of the Argentine peso against other currencies, the decline in confidence among consumers and foreign and domestic investors, and the higher rate of inflation and future political uncertainties, among other factors, have affected the development of the Argentine economy. More recently the economy has shown signs of a slowdown, primarily due to the decline in global commodity prices and adverse conditions in Brazil, one of Argentina’s principal trading partners.

Since coming into power in December 2015, Macri’s administration adopted several economic and policy reforms aimed to stabilize the economy. For instance, on June 7, 2018, the Argentine Government entered into a U.S.$50 billion, 36-month Stand-By Arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. On September 26, 2018, the Argentine Government agreed with the IMF to increase the total amount available under the Stand-By Agreement from U.S.$50 billion to U.S.$57.1 billion. As of the date hereof, the Argentine Government has drawn approximately U.S.$28.3 billion, in three tranches of approximately U.S.$15.0 billion in June 2018, U.S.$5.7 billion in October 2018 and U.S.$7.6 billion in December 2018. The anticipated disbursements for 2019 are expected to be approximately U.S.$22.0 billion.

The Stand-By Arrangement with the IMF was intended to, among other things, halt the significant depreciation of the peso during the first half of 2018. The success of this plan is still uncertain and further devaluation of the Argentine peso against the US dollar could have an adverse effect on the financial position and results of AA2000's operations.

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

The impact of the upcoming presidential elections on the future economic and political environment of Argentina is uncertain.

Presidential elections are to be held in Argentina in October 2019. We cannot predict the outcome of those elections, including whether any successor to the current President Macri will adopt policies or changes to current policies, which may have a material adverse effect on us. Furthermore, the political uncertainty resulting from the presidential elections may have an adverse effect on our business, results of operations and financial condition.

Historical exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit, adversely affecting the Argentine economy, and, as a result, our financial condition and results of operations.

Exchange controls introduced in Argentina in the past, and in particular after 2011 during the prior administration, gave rise to an unofficial U.S. dollar trading market, and the Argentine peso/U.S. dollar exchange rate in that market substantially differed from the official Argentine peso/U.S. dollar exchange rate. Additionally, the level of international reserves deposited with the Argentine Central Bank significantly decreased from U.S.$47.4 billion as of November 1, 2011, to U.S.$25.6 billion as of December 31, 2015. The decline in international reserves reduced the Argentine Government’s ability to intervene in the foreign exchange market and to provide access to such markets to private sector entities. The Macri’s administration has eliminated a significant portion of foreign exchange restrictions, including certain currency controls that were imposed by the previous administration. On August 8, 2016, the Argentine Central Bank introduced material changes to the foreign exchange regime and established a new foreign exchange regime by means of Communication “A” 6037 that significantly eases access to the free floating foreign exchange market. As of April 1, 2019, the level of international reserves deposited with the Argentine Central Bank had increased again to U.S.$66.2 billion.

Although the Macri’s administration has lifted most of the restrictions on capital inflows and outflows in and from Argentina and the level of international reserves deposited with the Argentine Central Bank have increased significantly, in the future the Argentine Government could impose new exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets and our ability to make payments abroad may be affected. Such measures could lead to political and social tensions and undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. As of December 1, 2018, the minimum monthly salary of private employees is AR$11,300.

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

In recent years, the Argentine Government has substantially increased public expenditures. In 2018, public sector expenditures increased by 40% as compared to 2017, the Argentine Government reported a primary fiscal deficit of 2.4% of the Gross Domestic Product (GDP), according to the Argentine Ministry of Treasury. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

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

During 2018, the Argentine economy was affected by the devaluation of local currencies in emerging markets, such as the devaluation of the Turkish currency by 65%, the Brazilian currency by 27% and the Chilean currency by 12% as of the date of this annual report, among others. Likewise, the outflow of flows to emerging markets also affected Argentina, deteriorating the conditions to access new external financing.

Argentina may also be affected by other countries that have influence over world economic cycles, such as the United States or China. In particular, China, which is the main importer of Argentine commodities, saw the yuan depreciate since the end of 2015, which has adversely affected companies with substantial exposure to that country. Depreciation of the yuan continued during 2016, and Chinese economic growth slowed in 2016 and 2017. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies. Starting in April 2018, the U.S. imposed tariffs on steel and aluminum imports from China, as well as Canada and countries in the European Union. On July 6, 2018, the United States imposed 25% tariffs on U.S.$34 billion worth of Chinese goods, which then led China to respond with similarly sized tariffs on United States’ products. On July 10, 2018, the Office of the U.S. Trade Representative (USTR) announced a 10% tax on a U.S.$200 billion list of 5,745 Chinese products, implemented as of September 24, 2018. Also, on September 18, 2018, the Chinese government announced a 5% to 10% tax on a U.S.$60 billion list of 5,207 American goods, implemented as of September 24, 2018. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, the results of our operations, financial condition and the trading price for our common shares. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union. Any withdrawal by the United Kingdom from the European Union (referred to as “Brexit”) would occur after, or possible concurrently with, a process of negotiation regarding the future terms of the United Kingdom’s relationship with the European Union, which could result in the United Kingdom losing access to certain aspects of the single EU market and the global trade deals negotiated by the European Union on behalf of its members. Negotiations for the exit of the United Kingdom began in early 2017 and the expected date for the departure was March 2019. However, in January, February and March 2019, the United Kingdom Parliament rejected, in all three ocassions, the proposed terms of the withdrawal which had been previously agreed by the United Kingdom and the European Union. The European Union has recently granted the United Kingdom a further extension for as long as necessary, but no longer than October 31, 2019, to obtain consensus and formal approval from the United Kingdom Parliament. It is difficult to predict whether the United Kingdom will in fact leave the European Union at all, if such withdrawal will be completed on the expected date, and if so, on what terms. As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe and Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however the impact may also be significant to the other member states.

As for Argentina, the consequences of Brexit are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, a factor that could affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material, as the United Kingdom currently only represents approximately 1% of Argentina’s total imports and exports. In addition, it is possible that Brexit could complicate Argentina’s ability to issue additional debt in the international capital markets, as funding would be more expensive.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the Argentine peso, which would likely also cause volatility in Argentina. The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could adversely affect our business, financial condition and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations, financial condition and the trading price for our common shares.

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

After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated 22.2% against the U.S. dollar in 2016, 20.3% in 2017 and more than 90% in 2018. Since the depreciation of the Argentine peso in December 2015, the Argentine Central Bank has allowed the Argentine peso to float and has limited its intervention only to ensure the orderly functioning of the foreign exchange market. As of April 1, 2019, the exchange rate was AR$42.7 to U.S.$1.00. If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface. Moreover, it could result in a material adverse effect on our financial condition and results of operations due to our exposure to financial commitments in U.S. dollars.

As a result of the significant depreciation of the peso against the U.S. dollar, on August 30, 2018 the Argentine Central Bank increased the interest rate of the Argentine peso to 60% aiming to attract investments in this currency. This high level of interest rate deteriorates the conditions for accessing credit by individuals and legal entities, producing an increase in debt levels paid off, which could affect our business, financial condition and the results of our operations.

In addition, high interest rates in Argentine pesos may not be sustainable in the medium term, which could affect the level of activity from a reduction in consumption.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect our capacity to meet obligations denominated in a foreign currency which, in turn, could have an adverse effect on our business, financial condition and results of operations. While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

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

Inflation has, in the past, materially undermined the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 41.0% for 2016, 24.6% for 2017 and 47.6% for 2018. The inflation rate for 2018 has been Argentina’s highest inflation rate since 1991.

On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the reference rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between AR$34 and AR$44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to U.S.$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

High inflation could undermine Argentina’s foreign competitiveness by diluting the effects of the depreciation of the Argentine peso, negatively affecting the level of economic activity and employment, and undermining confidence in Argentina’s banking system, which could further limit the availability of domestic and international financing to businesses. Furthermore, a portion of Argentina’s sovereign debt is subject to adjustment by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), a currency index that is strongly related to inflation. Therefore, any further significant increase in inflation could cause an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could aggravate the pressure on the Argentine economy. If inflation remains high or continues to increase, Argentina’s economy may be negatively affected and our results of operations could be materially affected.

As of July 1, 2018, the Argentine peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our Argentine subsidiaries’ financial statements, results of operations and financial condition.

Pursuant to the International Accounting Standards 29 (“IAS 29”) (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, along with the presence of several other qualitative macroeconomic factors.

In June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), that monitors “highly inflationary countries,” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. The total cumulative inflation in Argentina in the 36 months prior to June 30, 2018, as measured by the wholesale price index published by the INDEC, has exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is now a hyper-inflationary economy for accounting purposes, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standards as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Accordingly, IAS 29 is applicable for financial statements included in any of our filings with the SEC under the Securities Act or the Exchange Act for periods ending after July 1 2018.

Notwithstanding the foregoing, adjustments to reflect inflation, such as those required by IAS 29 were prohibited by Argentine law No. 23,928 (the “Law 23,928”). Additionally, Decree No. 664/03, issued by the Argentine government (the “Decree”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies to the financial statements.

Likewise, on December 26, 2018, the CNV amended its rules to adopt the adjustments to reflect inflation under IAS 29 for the periods ending on and after December 31, 2018, and on February 4, 2019, extended the term for the filing of the interim unaudited financial statements ended on December 31, 2018 until March 6, 2019. For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the Whole Price Index for the Consumer Price Indexation (“CPI”), and modified the standards for triggering the tax indexation procedure. During the first three years, as from January 1, 2018, the tax indexation will be applicable if the variation of the CPI exceeds 55% in 2018, 30% in 2019 and 15% in 2020. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29. Because the CPI increased by 47.6% in 2018 (below the applicable statutory threshold of 55% applicable for 2018), the tax indexation procedure was not triggered for 2018. As a result, beginning with the period ending on December 31, 2018, CAAP’s Argentine subsidiaries prepare financial statements in compliance with IFRS, adopting IAS 29 for regulatory purposes in Argentina.

We cannot predict the full future impact that the application of IAS 29 and the eventual application of the tax indexation procedure and related adjustments will have on CAAP’s Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition.

Corruption investigations in Argentina could have an impact on the development of the economy and investors’ confidence, which could adversely affect our business, financial condition and the results of our operations.

As of the date of this annual report, more than one hundred Argentine businessmen and approximately fifteen former government officials are being investigated for bribery private state contractors. As a result of these investigations, several businessmen and former public officials have been prosecuted, including the former president of Argentina, Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association and seized for the sum of AR$4,000 million on September 17, 2018.

Depending on the results of such investigations and the time it takes to conclude them, the companies involved could face, among other consequences, a decrease in their credit rating, be subject to demands by their investors, as well as experiencing restrictions on financing through the capital market and have a reduction in their financial condition. These negative effects could hamper the ability of these companies to meet their financial obligations. As a result, the limitation on obtaining financing in the future for these companies could affect the carrying out of projects or works currently in execution.

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works and Public-Private Participation projects, which could ultimately lead to lower growth in the Argentine economy.

As of the date of this annual report, we have not estimated the impact that this investigation could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might. In turn, the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

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

On February 6, 2019, we obtained a favorable opinion regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence airport was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructures and Transport will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

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

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree 21/2012”), as converted with amendments into Law No. 56 of May 11, 2012, which granted the Italian Government special powers (the “Golden Powers”), could be triggered as a result of our initial public offering in the event that: (i) we try to transfer our shareholding in TA and/or the Italian Airports; or (ii) a controlling stake of our share capital is transferred to a third party in the future, the Italian Government may exercise its powers under Law Decree 21/2012. Below is a description of the procedure that would apply in such a case. As of the date of this annual report, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree 21/2012.

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

In addition, the interests of TA’s public shareholders may not be the same as the interest of our new public shareholders or the Majority Shareholder. This conflict of interest may affect our operations and business.

The Alitalia Air Company bankruptcy proceeding, or any other bankruptcy proceeding filed by any of the other airlines that service any of the airports we operate, may affect our operations and revenue.

In May 2017, Alitalia Air Company (Società Aerea Italiana or “Alitalia”), filed for bankruptcy for a third time. The Italian Government did not institute a bailout program and is currently undertaking a sales process for Alitalia. Alitalia represented 4.92% of revenue in Italy in 2018 and 0.89% of our consolidated revenue in 2018. If we are unable to replace Alitalia’s business, the financial results and condition of our Italian operations could be adversely affected.

Furthermore, if any of our aeronautical customers were to reduce their use of our airports or cease to operate in them for any reason, including bankruptcy, the remaining airlines may not increase their flight frequency to replace the flights our aeronautical customers could no longer operate, in which case, our business would be adversely affected.

Our organization, management and control model may prove to be inadequate or insufficient pursuant to the requirements of the Italian Legislative Decree No. 231/2001.

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

Over the last 70 years, Italy has had 64 different governments. We have no control over and cannot predict the effects of future changes in the Italian Government and the future policies that these new governments may adopt. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may adversely affect us and our Italian operations and business.

Brazil

Officials of the entity that controls Infravix Participações S.A., a former shareholder of ICASGA and ICAB, were found guilty of corruption, money laundering and criminal organization in connection with the Car Wash Affair.

In recent years, the Office of the Brazilian Federal Prosecutor has been conducting various ongoing investigations into allegations of money laundering and corruption in Brazil, including the largest investigation, known as Lava Jato (the “Car Wash Affair”).

In 2014, Engevix (the entity that controlled Infravix Participações S.A. (“Infravix”), a former shareholder of Inframerica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and Inframerica Concessionaria do Aeroporto do Brasilia S.A. (“ICAB”) was the subject of investigations and allegations related to the Car Wash Affair. In 2015, Engevix’s executive officers were found guilty and required to pay penalties for corruption, money laundering and criminal organization in connection with Engevix’s engineering and construction companies unrelated to their airport business. According to public sources, these penalties are still under review by local courts in Brazil.

As part of the corporate consolidation we completed in Brazil, we acquired all of the interests owned by Infravix in Inframerica and in ICAB and, as a result, Infravix is no longer a shareholder in either Inframerica or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them and, to our knowledge, the investigations of Engevix are related solely to its engineering and construction businesses and not to their investments in either ICAB or ICASGA. However, to the extent any of Engevix’s executive officers are found to have acted illegally in connection with business directly involving ICAB or ICASGA, we could be subject to penalties or reputational harm which, in either case, could have a material adverse effect on our business.

We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.

We have identified three payments totaling approximately U.S.$250,000 made by ICAB during 2014, when Infravix was still an indirect shareholder of ICAB, to individuals or entities that the press has suggested made illegal payments to government officials on behalf of corporate clients. We have been unable to identify a proper purpose for some of these payments. We may be, but have no official notice that we are, under investigation by Brazilian authorities in connection with these payments. We could be exposed to reputational harm and other adverse effects in connection with these payments. If these payments are ultimately found to have been improper, we could be subject to fines and sanctions, as well as other penalties. Any of the foregoing effects could have a material adverse effect on our business.

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

On April 17, 2016, the Brazilian House of Representatives voted to hold a trial on impeachment charges against former President Rousseff and suspended her from office. President Rousseff was replaced by Vice President Michel Temer, who served as acting President until Ms. Rousseff was impeached and permanently removed from office by the Brazilian Senate on August 31, 2016. On December 2018, Mr. Temer left office after presidential elections won by Jair Boilsonaro. Former president Luiz Inácio da Silva was recently sentenced to 9.5 and 12.8 years in jail for his convictions for corruption. He is appealing such convictions. Any of the above factors may create additional political uncertainty, which could have a material adverse effect on the Brazilian economy and, consequently, on our Brazil operations and on us.

The newly-elected President of Brazil is a polarizing figure who may create additional social unrest, and further economic and political impacts are uncertain.

On October 26, 2018, the far-right candidate Jair Bolsonaro from the Social Liberal Party won the presidential elections against Fernando Haddad, a candidate supported by former leftist President Lula da Silva, who was barred by the Superior Electoral Court from being a candidate for President of Brazil. Bolsonaro is a former military officer who has been a member of the Chamber of Deputies since 1991, and who received the highest number of votes as a congressman in the state of Rio de Janeiro in 2014.

The new government is now facing a polarized country with rising violence, various social crises and deep economic recession, where approximately 12 million people are unemployed. Bolsonaro won the presidential elections with the highest negative approval rating since the restoration of democracy in Brazil (approximately 39%). This negative reaction to Mr. Bolsonaro, both domestically and also internationally, is primarily due his controversial speeches that have marked his political career. During his campaign, on September 2018, he was stabbed at a rally in the state of Mina Gerais.

The initial response in the financial and economic sections to the new government’s victory has been positive, mainly due to the appointment of Paulo Guedes, as the Minister of the Economy. Mr. Guedes is a liberal economist who defends the formal independence of the central bank, the privatization of state-owned companies (using the resources to reduce public debt), and proposes a capitalization system for social security. The favorable reaction of the financial market could prove short-lived, if the new administration fails to address the social security reform put forth in its agenda. The new economic team committed to these initiatives will need to build coalitions in a highly-fragmented Congress in order to pass any legislative or constitutional amendments implementing its agenda. Constitutional amendments (such as the pension reform) require 308/513 votes in the Lower House and 49/81 in the Senate to be approved.

Although the initial private sector response to the election has been positive, these economic initiatives may not be implemented by the new administration, and further negative political developments in Brazil may adversely affect our financial condition and results of operations.

We expect to incur losses in our Brazilian operations for the next several years due to the accretion of the financial liability recognized as a result of the fixed concession fee committed.

Under the Brazilian Concession Agreements with the Brazilian Government for the operation of the Brasilia Airport and the Natal Airport (as defined below), we are obligated to pay an annual fixed concession fee which is adjusted for inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Now, we measure the liability at amortized cost using an effective interest rate. Any change in the current market-based discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. During the year ended December 31, 2018, 2017 and 2016, we recognized a loss of U.S.$86.3 million, U.S.$98.1 million and U.S.$107.4 million, respectively, relating to these effects. See Note 22 to our Audited Consolidated Financial Statements. We expect the accretion described above to occur in a similar magnitude in the next several years.

We may not be able to achieve our strategy to develop the commercial area at the Brasilia Airport.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an area with commercial offerings within the airport. We expect this development to be financed and operated by third parties. Once completed, we expect to receive a percentage of the net operating income derived from the operation of this development. Although we plan for the financing and development to be conducted by third parties, and not by ICAB, if we fail to attract third parties to invest in and operate this new area, the completion of the construction projects may be delayed. Moreover, if the commercial area fails to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.2591 per U.S. dollar on December 31, 2016, R$3.3078 per U.S. dollar on December 31, 2017, and R$3.8745 per U.S. dollar on December 31, 2018, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

We may not be successful in our claims before the Brazilian National Civil Aviation Agency (Agencia Nacional de Aviação) (“Brazilian ANAC”), and we may not prevail in any arbitration proceeding challenging claims denied by the Brazilian ANAC.

ICAB filed two economic re-equilibrium claims before the Brazilian ANAC on December 29, 2015 and June 29, 2017, respectively. The first claim was for the amount of R$758.6 million and the second one for the amount of R$196.8 million. Therefore, ICAB claims before the Brazilian ANAC amount to R$955.4 million.

The claims were based on, among other matters, additional construction works required to complete the terminals and the runway that were not provided for in the Brasilia Airport Concession Agreement, and the negative impact of the new regulations enacted by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal at the Brasilia Airport and the loss of revenues as a result of modifications to the regulation affecting the air traffic system at the Congonhas Airport.

As of December 31, 2018, claims in the amount of R$925.7 million were denied by the Brazilian ANAC. Regarding the claim vis-à-vis the changes made in cargo tariffs (TECA-TECA), in August 2018, ANAC's Collegiate agreed to our request and ICAB was recognized an amount of R$9.5 million to be deducted from future fixed grants. The remaining R$20.2 million in claims, are still under review by the Brazilian ANAC. ICAB is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims.

On December 29, 2015, ICASGA filed claims in the total amount of R$1.0 billion before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government (EVTEA) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement.

As of December 31 2018, claims in the amount of R$973.3 million were denied by the Brazilian ANAC. The remaining claims are currently under review by the Brazilian ANAC. Likewise, due to a recent resolution issued on March 31, 2019, claims in the amount of R$989.7 million were denied by the Brazilian ANAC. The remainder of the claims totaling R$13 million are currently under review by the Brazilian ANAC. ICASGA is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims.

The failure to recover such claimed amounts could adversely affect our profitability in future periods as a result of not being able to include these amounts in our income or to use the funds for general corporate purpose.

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

The impact of the presidential and congressional elections on the future economic and political environment of Uruguay is uncertain.

In October 2019, presidential and parliamentary elections will take place in Uruguay. In the event that none of the candidates receives more than 50% of the total votes, a second round will be held in November. Although none of the possible candidates expressed any platform legislation or political initiative affecting the airport industry, the impact of results of this election on our operations in Uruguay is uncertain.

Ecuador

The political instability in Ecuador may adversely affect our business, financial condition and results of operations.

On April 2, 2017, Lenin Moreno narrowly won the Ecuadorian presidential election by a margin of 3% of votes cast, amid widespread accusations of voting irregularities. Voting officials recounted up to 1.3 million votes, representing 10% of all votes cast, despite opposition leader Guillermo Lasso’s call for a full recount of all votes cast. On August 3, 2017, President Moreno removed Vice President Jorge Glas from office due to his alleged connection to the Car Wash Affair. We have no control over and cannot predict the effects of Lenin Moreno’s administration or policies. These developments, as well as potential crises and forms of political instability in Ecuador or any other as of yet unforeseen development, may adversely affect us.

Ecuador has defaulted on its sovereign debt obligations in the past and could face challenges in its ability to access external funding in the future. In addition, Ecuador’s sovereign credit rating was recently downgraded by Fitch and its outlook was revised to negative from stable by Moody’s, which could contribute to further difficulty in accessing external funding or higher debt service costs.

In 2008, Ecuador defaulted on its interest payments for certain of its sovereign bonds due 2012 and 2030 in the aggregate amount of approximately U.S.$157.0 million and principal payments of approximately U.S.$3,200 million. In addition, on August 17, 2018, Fitch downgraded Ecuador’s long-term foreign-currency issuer default rating to “B-” from “B” and, in January 2019, revised Ecuador’s outlook to negative while, its outlook was revised to negative from stable by Moody’s in December 2018, which may increase Ecuador’s difficulty in accessing external funding. Furthermore, on January 28, 2019, Ecuador issued additional U.S.$1,000 million sovereign debt in the form of 10.75% notes due in 2029.

Ecuador relies, in part, on additional financing from the domestic and international capital markets in order to meet its future expenses. Although Ecuador has remained current on its obligation to its other series of sovereign bonds, as well as on its other debt obligations, given the history of defaults, and more recently, defaults with respect to the 2012 and 2030 bonds, combined with a downgraded credit rating, its recent issuance of the 2029 Bonds and reports of discussions for additional funding in the future, Ecuador may not be able to access external financing on favorable terms or at all, and might be subject to legal proceedings and disputes, any of which could materially adversely affect the market value of the sovereign bonds of Ecuador, the rating of Ecuador and of any Ecuadorian company, such as TAGSA and ECOGAL

The ongoing economic uncertainty in Ecuador may adversely affect us.

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

For the year ended December 31, 2018, approximately 64.0% of the traffic to our airports in Armenia came from Russia. In the last two years, the Russian ruble has experienced significant depreciation against many world currencies. In addition, Russia has been subject, and may be subject in the future, to economic and other sanctions from the United States, other European nations and neighboring countries. Adverse developments relating to and occurring in Russia could have a negative impact on our operations in Armenia.

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

The impact of the recent elections on the future economic and political environment of Armenia is uncertain.

In December 2018, parliamentary elections took place in Armenia. Prime Minister Nikol Pashinian's (who took office in May 2018) coalition won the election with approximately 70.0 % of the votes.

Since taking office, the new administration has approved a series of measures to reinforce the rule of law, eradicate widespread corruption and achieve "substantial" and "inclusive" economic growth. The government has announced that it will attempt to raise living standards by breaking economic monopolies, attack tax evasion, and establish "the same rules of the game" for all businesses. The new program also includes the creation of an anti-corruption body that will have powers of law enforcement. We cannot predict how these government initiatives will impact our operations in Armenia.

Peru

Construction and improvement works performed at our AAP Airports have not been approved by the Peruvian Government and thus we may not be reimbursed for the investment and expenditures made under the AAP Concession Agreement.

We are currently completing the mandatory construction works necessary for our requesting of reimbursement from the Peruvian Government for the investments we made at the AAP Airports for the construction, improvement, operation and maintenance of such airports. The Peruvian Government has not yet agreed to reimburse us for such investments because the mandatory construction works have not yet been completed. Upon completion of such mandatory construction works and determination of final construction metrics, we will be able to determine the final settlement value of such works and request reimbursement from the Peruvian Government. As of December 31, 2018, there was approximately U.S.$8.2 million in construction works for which we anticipate requesting reimbursement. AAP also registered an intangible asset for U.S.$18.4 million related to these mandatory construction works. However, we may never be reimbursed by the Peruvian Government for the total investment amount, which could affect our results of operation and financial condition.

The impact of the new President in Peru is uncertain.

Former president Pedro Pablo Kucynski submitted his resignation in March 2018. As a consequence, Vice-President Martin Vizcarra succeeded him in office. The impact of the legislative agenda of the new administration and any further political developments in Peru on our financial condition and results of operations in Peru are uncertain.

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

We may issue options to acquire common shares. To the extent any such options are issued, there will be dilution to existing investors.

A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

The “lock-up” period following our IPO, has expired. Therefore, our officers, directors, and the Majority Shareholder are able to sell our common shares in the public market. In addition, pursuant to a registration rights and indemnification agreement, the Majority Shareholder and any affiliate transferees have the right, subject to certain conditions, to require us to register the sale of their common shares under the Securities Act. By exercising their registration rights and selling a large number of shares, our existing owners could cause the prevailing market price of our common shares to decline. The common shares covered by registration rights would represent approximately 82.1% of our outstanding capital stock. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. Sales of a substantial number of such common shares or the perception that such sales may occur could cause our market price to fall or make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations, ability to raise financing and the proceeds allocated to us from the initial public offering are and will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain other sources of financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness could result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

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

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission (“SEC”) regulations and the New York Stock Exchange (“NYSE”) listing guidelines. These laws, regulations and guidelines may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of that assessment, requires the commitment of significant financial and managerial resources. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, making it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly.

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

As we adopted IFRS and prepared our first IFRS financial statements in 2016, we have faced many challenging and complex accounting and financial reporting matters. As a private company, except pursuant to contractual obligations, we were not required to produce annual or quarterly periodic reports in the past. Furthermore, in connection with the Reorganization, several businesses that were previously separately operated, albeit under common control, are now unified in their reporting activities for the first time. Many of our financial reporting and internal controls have undergone significant changes in a short period of time. Implementation of our internal control mechanisms and governance might be challenging and complicate our financial reporting process.

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

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a public company in the United States, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We are subject to these requirements for the fiscal year ended December 31, 2018.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2018. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

As a public company, we are subject to further compliance obligations, which may strain our resources and divert management’s attention.

As a publicly-traded company, we incur additional legal, accounting and other expenses that we did not incur as a private company. In addition, SEC and NYSE rules impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel needs to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and make some activities more time-consuming and costly. As a result, it is more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Our ability to pay dividends will be affected by restrictions under Luxembourg law.

Our articles of association and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders meeting to approve any dividend distribution except as set forth below.

Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior financial year’s accumulated losses, the amounts to be set aside for the reserves required by Luxembourg law or by our articles of association for the prior year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

We are a holding company and our subsidiaries conduct all of our operations. We own no material assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants included in most of the concession agreements in which we act as concessionaires, such as the AA2000 Concession Agreement, the Uruguayan Concession Agreements, the Armenian Concession Agreement, the Italian Concession Agreements and the Brazilian Concession Agreements, or by the financing agreements we have entered into, or by the law of their respective jurisdictions of incorporation. See “Indebtedness.” If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing public limited liability company (société anonyme). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

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

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period of up to five years following the publication of the deed granting such authorization on the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations) (“RESA”) which period may be renewed. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the requirements set forth under Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Council Regulation (EC) No. 2015/848 of May 20, 2015, on insolvency proceedings (recast), as amended. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

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

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at http://caap.aero/.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

•	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport (“Ezeiza Airport”), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.

•	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.

•	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.

•	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.

•	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.

•	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.

•	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.

•	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.

•	In 2011, as part of the consortium Aeropuertos Andinos del Perú S.A. (“AAP”), we were awarded the concession to operate six principal airports in southern Peru (the ‘‘AAP Airports’’). Currently, we operate five of the six airports that are part of the AAP concession agreement.

•	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.

•	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.

•	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina.

•	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.

•	In 2012, we formed A.C.I. Airports International S.à r.l. to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

•	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 51.1% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.

•	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.

•	In 2015, we completed the Reorganization.

•	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.

•	In 2015, as part of the Reorganization, we completed the dispositions of Latin Exploration S.A. (“Latin Exploration”) and its subsidiary Compañía General de Combustibles S.A., and Helport S.A.

•	In 2016, as additional steps in the Reorganization, we completed the dispositions of Helport do Brasil S.A. and Hidroaconcagua S.A.

•	In 2016, we completed the disposition of Corporación América Europa.

•	In 2017, we completed the Conversion and renamed our company Corporación América Airports S.A.

•	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.

•	On February 1, 2018, we completed our initial public offering, in which we and the controlling shareholder sold an aggregate of 28,571,429 common shares to the public.

•	In 2018 we acquired an additional 4.5% in TA, increasing our ownership to 55.7% of its issued and outstanding common stock.

•	In 2018 we additionally acquired 6.58% in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.

•	In 2018 we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.

•	In 2018 we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years. Thus, the current expiration date is set to be in 2029.

•	In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. However, as of the date of this annual report, the amendment to such concession agreement has not yet been executed by the corresponding authority.

The following table lists our concessions by country, together with their commencement date and extension details (if any):

Country	Concession	CAAP Effective Ownership		Number of Airports	Concession Start Date	Current Concession End Date	Extension Details
Argentina	AA2000	81.3%		35(1)	1998	2028	Extendable for 10 years(2)
	NQN	74.1%		1	2001	2021	Extendable for 5 years(2)
	BBL	81.1%		1	2008	2033	Extendable for 10 years(2)
Italy	TA (SAT)(3)	46.7%		1	2006 (2014)(4)	2046	—
	TA (ADF)(3)	46.7%		1	2003 (2014)(5)	2043	—
Brazil	ICASGA	99.9	%(6)	1	2012(7)	2040	5 years
	ICAB	51.0%		1	2012(8)	2037	5 years
Uruguay	Puerta del Sur	100.0%		1	2003	2033(9)	—
	CAISA	100.0%		1	1993 (2008)(10)	2033(11)	—
Ecuador	TAGSA	50.0%		1	2004	2029	—
	ECOGAL	99.9%		1	2011	2026	—
Armenia	AIA	100.0%		2	2002	2032	Option to renew every 5 years(12)
Peru	AAP(13)	50.0%		5	2011	2036	Extendable until 2071
Total				52

(1)	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending certain regulatory approvals to be included in the AA2000 Concession Agreement.

(2)	Subject to certain terms and conditions, including governmental approval.

(3)	Both SAT and ADF have been merged into TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest.

(4)	We began operating the Pisa Airport in 2014.

(5)	We began operating the Florence Airport in 2014.

(6)	Our effective ownership is 99.97%.

(7)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.

(8)	We began operating the Brasilia Airport in December 2012.

(9)	Renegotiated extension in 2014.

(10)	We acquired the shares of CAISA in 2008.

(11)	Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement. However, the amendment to the Punta del Este Airport Concession Agreement has not yet been executed.

(12)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.

(13)	AAP’s concession comprises six airports; however, we currently only operate five.

B.	BUSINESS OVERVIEW

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

For the year ended December 31, 2018, we had total consolidated revenue of U.S.$1.4 billion, consolidated loss from continuing operations of U.S.$(10.6) million, Adjusted EBITDA of U.S.$445.9 million and Adjusted EBITDA excluding Construction Services of U.S.$443.8 million, and our airports handled 880,579 total aircraft movements and served 81.3 million total passengers (of which approximately 33.7% were international, approximately 55.3% were domestic and approximately 11.0% were transit passengers). For the year ended December 31, 2017, we had total consolidated revenue of U.S.$1.6 billion, consolidated income from continuing operations of U.S.$66.9 million, Adjusted EBITDA of U.S.$461.6 million, and Adjusted EBITDA excluding Construction Services of U.S.$460.1 million and our airports handled 851,290 total aircraft movements and served 76.6 million total passengers (of which approximately 35.1% were international, approximately 53.9% were domestic and approximately 11.0% were transit passengers). For the year ended December 31, 2016, we had total consolidated revenue of U.S.$1.4 billion, consolidated income from continuing operations of U.S.$38.7 million, Adjusted EBITDA of U.S.$427.2 million and Adjusted EBITDA excluding Construction Services of U.S.$425.9 million, and our airports handled 871,130 total aircraft movements and served 71.8 million total passengers (of which approximately 34.2% were international, approximately 52.8% were domestic and approximately 13.0% were transit passengers).

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

Of the 37 airports we operate in Argentina, 19 have been designated as “international airports” under applicable local law, meaning that they are or may potentially be equipped to receive international flights.

	Passenger traffic
Airport	International or national designation	Year Ended December 31, 2018	Year Ended December 31, 2017		Year Ended December 31, 2016
		(In Thousands)
Aeroparque Internacional, “Jorge Newbery”	International	13,474.0	13,920.9		11,661.5
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini	International	10,299.5	9,877.8		9,831.1
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	3,398.8	2,863.7		2,212.9
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	1,576.7	1,296.6		1,187.1
Aeropuerto Internacional de Mendoza, “El Plumerillo”	International	2,023.7	1,762.1		1,086.0
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,122.3	1,128.8		972.3
Aeropuerto de Misiones, “Cataratas del Iguazú”	International	1,112.0	999.2		893.9
Aeropuerto de Neuquén, “Presidente Peron”	International	1,036.4	909.7		818.5
Aeropuerto de Tucumán, “General Benjamin Matienzo”	International	957.2	559.6		670.1
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	680.0	623.5		573.6
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	209.8	225.9		379.3
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	431.4	416.6		305.5
Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	International	241.7	262.4		269.1
Aeropuerto de Jujuy, Gobernador Horacio Guzmán	International	406.4	268.6		227.0
Aeropuerto de Resistencia, “José de San Martín”	International	299.3	317.2		219.1
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	472.8	295.0		203.0
Aeropuerto de Posadas, “Libertador General José de San Martín”	International	296.0	212.2		178.5
Aeropuerto de Rio Grande “Gobernador Ramon Trejo Noel”	International	151.4	151.1		142.2
Aeropuerto Internacional de Formosa, “El Pucu”	International	109.5	106.6		95.8
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	91.4	90.9		94.4
Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	National	124.9	99.1		85.0
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	71.1	89.8		63.1
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	54.0	56.9		60.8
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	104.2	107.2		53.2
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	66.8	78.6		50.6
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	51.7	60.3		48.7
Aeropuerto de Entre Rios, “General Justo José de Urquiza”	National	74.5	106.3		43.3
Aeropuerto de Santa Rosa	National	49.2	49.5		42.3
Aeropuerto de San Fernando	International	44.1	46.9		41.7
Aeropuerto de Viedma, “Gobernador Castello”	National	34.1	43.4		37.8
Aeropuerto Termas de Río Hondo	National	23.6	166.9		17.4
Aeropuerto de Rio Cuarto, “Área de Material”	National	38.6	57.5		15.3
Aeropuerto de General Pico	National	3.4	4.1		4.1
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	10.4	4.5		3.0
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	National	1.0	1.8		2.9
Aeropuerto de Villa Reynolds	National	0.4	0.8		0.6
Aeropuerto El Palomar	International	676.1	—	(1)	—	(1)

(1)	No information available as we did not operate the El Palomar Airport during the referenced period and given that during such time El Palomar was a military airport.

In Argentina, our main concession is the AA2000 Concession, which accounted for approximately 38.4 million passengers, or 96.3% of the total 39.8 million total passengers we served during the year ended December 31, 2018. Approximately 10.3 million of our passengers were at Ezeiza Airport and 13.5 million at Aeroparque Airport. For the year ended December 31, 2017, the airports under the AA2000 Concession Agreement 35.9 million passengers, or 96.4% of the total 37.3 million total passengers we served during the year ended December 31, 2017. Approximately 9.9 million of our passengers were at Ezeiza Airport and 13.9 million at Aeroparque Airport. For the year ended December 31, 2016, the airports under the AA2000 Concession Agreement served 31.5 million passengers of the 32.6 million total passengers we served in the country. Approximately 9.8 million of our passengers were at Ezeiza Airport and 11.7 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 98.8% of our total revenues, 96.3% of our passengers and 95.4% of our air traffic movements in each of these periods. In a consolidated basis, AA2000 represented over 57.0% of our consolidated revenues, 47.2% of our total passengers and 48.8% of our air traffic movements during the year ended December 31, 2018.

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

The Argentine Government owns 15.0% of AA2000’s ordinary share capital and voting stock through its ownership of AA2000’s common shares. In addition, the Argentine Government owns all of AA2000’s preferred shares. Beginning in 2020, the Argentine Government may convert each year preferred shares into common shares up to a maximum of 12.5% of the total initial amount of preferred shares issued to the Argentine Government. In order to exercise its conversion right, the Argentine Government must notify AA2000 of its intention to convert preferred shares and AA2000 will have 30 days from delivery of such notification to redeem those preferred shares before conversion occurs. In addition, AA2000 has the option, but not the obligation, to redeem the preferred shares held by the Argentine Government at any time. The conversion ratio will be based on the price of the common shares at the time of conversion compared to the nominal value of each preferred share, which is AR$1. If AA2000’s common shares are listed on the Buenos Aires Stock Exchange, then the price will be established based on the average traded value of such common shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. If AA2000’s shares are not listed on the Buenos Aires Stock Exchange, the price of such common shares will be established by a third party appointed by the Argentine Government but paid by AA2000. AA2000 has no current plan to list its common shares on the Buenos Aires Stock Exchange. As of December 31, 2018, there were 629,252,640 preferred shares of AA2000 outstanding.

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

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2018		2017		2016
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$822.7	57.7%	$998.6	63.4%	$840.9	61.5%
Number of passengers (in millions)	39.8	49.0%	37.3	48.6%	32.6	45.4%
Air traffic movements (in thousands)	450.2	51.1%	425.9	49.9%	393.1	47.0%

(1)	We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently own 81.3% of the share capital of AA2000, 81.1% of the share capital of Bahía Blanca, and 74.1% of the share capital of Neuquén.

Our Argentina segment had Adjusted EBITDA of U.S.$274.8 million, U.S.$315.2 million and U.S.$294.1 million, for the years ended December 31, 2018, 2017 and 2016, respectively, and had Adjusted EBITDA excluding Construction Service of U.S.$274.6 million, U.S.$315.1 million and U.S.$293.9 million, for the years ended December 31, 2018, 2017 and 2016, respectively.

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport through our indirect 46.71% share ownership of TA. TA is the result of the merger of Società Aeroporto Toscano (“SAT”), Galileo Galilei S.p.A. and Aeroporto di Firenze S.p.A. (“ADF”) on June 1, 2015, and is headquartered in Florence. As a result of the merger, CA Italy had a controlling stake of 55.7% of TA. In 2018, by means of two separate transactions, we acquired an additional 4.5% and 6.58%, respectively, in TA, increasing CA Italy’s ownership to 62.28% of its issued and outstanding common stock. Later in 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75% and, consequently, our indirect ownership in TA to 46.71%.

SAT was incorporated in 1978 and commenced operations at the Pisa Airport in 1980. In 2006, SAT was officially awarded the concession to fully operate the Pisa Airport for 40 years. In 2003, ADF was officially awarded the concession to fully operate Florence Airport for 40 years. After the merger, TA became the owner and operator of both concessions.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2018		2017		2016
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$155.5	10.9%	$154.5	9.8%	$141.3	10.3%
Number of passengers (in millions)	8.2	10.0%	7.9	10.3%	7.5	10.5%
Air traffic movements (in thousands)	77.3	8.8%	77.4	9.1%	76.2	9.1%

Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2018, approximately 5.5 million were in Pisa Airport and 2.7 million were in the Florence Airport. Our Italy segment had Adjusted Segment EBITDA of U.S.$38.8 million and Adjusted EBITDA excluding Construction Services of U.S.$37.1 million for the year ended December 31, 2018. For the year ended December 31, 2017, of the approximately 7.9 million total passengers in the TA airports, approximately 5.2 million were in Pisa Airport and 2.7 million in the Florence Airport. Our Italy segment had Adjusted EBITDA of U.S.$29.8 million and Adjusted EBITDA excluding Construction Services of U.S.$28.6 million for the year ended December 31, 2017. For the year ended December 31, 2016, of the approximately 7.5 million total passengers in the TA airports, approximately 5.0 million were in Pisa Airport and 2.5 million in the Florence Airport. Our Italy segment had Adjusted EBITDA of U.S.$27.3 million and Adjusted EBITDA excluding Construction Services of U.S.$26.3 million for the year ended December 31, 2016.

TA is listed on the Italian Stock Exchange under the ticker TYA. The year-end price for 2018 was €14.2 per share, representing a market cap of  €263.4 million. Corporate capital amounted to €30.7 million, which is comprised of 18.6 million ordinary shares with no nominal value.

Brazil

In Brazil, we operate the Brasilia Airport through our 50.98% indirect ownership of ICAB, a subsidiary of Inframerica. Inframerica was originally owned by Infravix and CASA. In 2015, we and the Majority Shareholder acquired Infravix’s shareholding in Inframerica. In 2015, pursuant to our Reorganization, CAAP acquired CASA’s stake in Inframerica. As of the date of this annual report, we own 99.96% of the equity interests of Inframerica, which in turn holds 51.0% of the equity interests of ICAB. Empresa Brasileira de Infraestrutura Aeroportuaria (“Infraero”) is the owner of the remaining 49.0% interest in ICAB.

We also operate the Natal Airport through our 99.97% ownership of ICASGA. ICASGA was originally owned by Infravix (50.0%) and CASA (50.0%). In 2015, we acquired from Infravix a 49.95% interest in ICASGA and the Majority Shareholder acquired the remaining 0.05% interest in ICASGA. As of the date of this annual report, we own 99.97% of ICASGA and the Majority Shareholder owns the remaining 0.03%.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2018		2017		2016
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$123.2	8.6%	$128.8	8.2%	$127.0	9.3%
Number of passengers (in millions)	20.3	25.0%	19.4	25.3%	20.4	23.3%
Air traffic movements (in thousands)	184.2	20.9%	185.2	21.8%	198.8	23.8%

For the year ended December 31, 2018, of the approximately 20.3 million total passengers in Brazil, approximately 17.9 million were in the Brasilia Airport and 2.4 million were in the Natal Airport. For the year ended December 31, 2018, our Brazil segment had Adjusted EBITDA of U.S.$14.8 million and Adjusted EBITDA excluding Construction Services of U.S.$14.8 million. For the year ended December 31, 2017, of the approximately 19.4 million total passengers in Brazil, approximately 17.0 million were in the Brasilia Airport and 2.4 million were in the Natal Airport. For the year ended December 31, 2017, our Brazil segment had Adjusted EBITDA of U.S.$16.8 million and Adjusted EBITDA excluding Construction Services of U.S.$16.8 million. For the year ended December 31, 2016, of the approximately 20.4 million total passengers in Brazil, approximately 18.0 million were in the Brasilia Airport and 2.3 million were in the Natal Airport. For the year ended December 31, 2016, our Brazil segment had Adjusted EBITDA of U.S.$3.8 million and Adjusted EBITDA excluding Construction Services of U.S.$3.8 million.

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

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2018(1)		2017(2)		2016(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$116.3	8.2%	$110.0	7.0%	$97.8	7.2%
Number of passengers (in millions)	2.3	2.8%	2.3	3.0%	2.0	2.9%
Air traffic movements (in thousands)	33.5	3.8%	33.6	4.0%	32.4	3.9%

(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.1 million.

(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.3 million.

(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$5.7 million.

For the year ended December 31, 2018, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. Our Uruguay segment had Adjusted EBITDA of U.S.$57.8 million and Adjusted EBITDA excluding Construction Services of U.S.$57.7 million for the year ended December 31, 2018. For the year ended December 31, 2017, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. Our Uruguay segment had Adjusted EBITDA of U.S.$55.2 million and Adjusted EBITDA excluding Construction Services of U.S.$55.1 million for the year ended December 31, 2017. For the year ended December 31, 2016, of the approximately 2.0 million total passengers in Uruguay, approximately 1.9 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. For the year ended December 31, 2016, our Uruguay segment had Adjusted EBITDA of U.S.$53.7 million and Adjusted EBITDA excluding Construction Services of U.S.$53.6 million.

The Punta del Este Concession Agreement was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. However, as of the date of this annual report, the amendment to such concession agreement has not yet been executed by the corresponding authority.

Ecuador

Our operations in Ecuador consist of the operation and maintenance of the Guayaquil Airport and the Galapagos Airport. The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31, (1)
	2018		2017		2016
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$89.2	6.3%	$85.3	5.4%	$85.3	6.2%
Number of passengers (in millions)	4.4	5.4%	4.1	5.4%	4.2	5.9%
Air traffic movements (in thousands)	79.6	9.0%	78.2	9.2%	87.6	10.5%

(1)	Although for the year ended December 31, 2016, the results of operations of the our associate ECOGAL are not consolidated, we have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2018, 2017 and 2016. The revenue information for the years ended December 31, 2018, 2017 and 2016 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2018, 2017 and 2016, our Ecuador segment had Adjusted EBITDA of U.S.$24.7 million, U.S.$26.5 million and U.S.$28.0 million, respectively and Adjusted EBITDA excluding Construction Services of U.S.$24.7 million, U.S.$26.5 million and U.S.$28.0 million, respectively.

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport in the City of Guayaquil, pursuant to the terms and conditions of a concession agreement (“Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil (“AAG”), and the M.I. Municipalidad de Guayaquil (“Municipality of Guayaquil”). The Guayaquil Concession Agreement was originally scheduled to expire in July 2024, however, the expiration term was extended until 2029 as agreed in the fourth amendment to the Guayaquil Concession Agreement.

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

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2018(1)		2017(2)		2016(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$118.4	8.3%	$94.5	6.0%	$73.2	5.4%
Number of passengers (in millions)	2.9	3.5%	2.6	3.3%	2.1	2.9%
Air traffic movements (in thousands)	24.1	2.7%	22.0	2.6%	18.7	2.2%

For the years ended December 31, 2018, 2017 and 2016, our Armenia segment had Adjusted EBITDA of U.S.$ U.S.$48.8 million, U.S.$41.2 million and U.S.$28.1 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$48.7 million, U.S.$41.1 million and U.S.$28.1 million, respectively.

For the year ended December 31, 2018, of the approximately 2.9 million total passengers in Armenia, approximately 2.7 million were in the Zvartnots Airport and 0.2 million were in the Shirak Airport. For the year ended December 31, 2017, of the approximately 2.6 million total passengers in Armenia, approximately 2.5 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2016, of the approximately 2.1 million total passengers in Armenia, approximately 2.1 million were in the Zvartnots Airport and 0.02 million were in the Shirak Airport.

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

The following table provides summary data for our operations in Peru for the periods indicated:

	For the Year Ended December 31,(1)
	2018		2017		2016
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$ N/A	N/A	N/A	N/A	N/A	N/A
Number of passengers (in millions)	3.4	4.2%	3.1	4.0%	3.0	4.2%
Air traffic movements (in thousands)	31.6	3.6%	29.0	3.4%	29.6	3.5%

(1)	Although for the years ended December 31, 2018, 2017 and 2016, the results of operations of our associate AAP are not consolidated, we have included 100% of operational information of AAP with respect to number of passengers and air traffic movements for the years ended December 31, 2018, 2017 and 2016.

For the years ended December 31, 2018, 2017 and 2016, our Peru segment had a negative Adjusted EBITDA and Adjusted EBITDA excluding Construction Services of U.S.$(5.3) million, U.S.$(15.3) million and U.S.$(0.4) million, respectively. Our Peru segment includes Aeropuertos Andinos del Peru S.A. and Sociedad Aeroportuaria KunturWasi S.A.

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

Our Airports

Our strategically most important airports are described below:

Ezeiza Airport (EZE)

Ezeiza Airport is our largest airport in terms of contribution to revenue and Argentina’s second largest airport in terms of passenger traffic. During the year ended December 31, 2018, Ezeiza Airport served 10.3 million total passengers, representing approximately 12.7% of our total passenger traffic. Of the total passengers, 91.3% were international, 6.9% were domestic and 1.8% were transit passengers. During the year ended December 31, 2018, Ezeiza Airport accounted for 75,234 total air traffic movements, which represented 8.5% of all air movements in the airports we operate. During the year ended December 31, 2017, Ezeiza Airport served 9.9 million total passengers, representing approximately 12.9% of our total passenger traffic. Of the total passengers, 91.0% were international, 7.0% were domestic and 2.0% were transit passengers. During the year ended December 31, 2017, Ezeiza Airport accounted for 66,916 total air traffic movements, which represented 7.8% of all air movements in the airports we operate. During the year ended December 31, 2016, Ezeiza Airport served 9.8 million total passengers, representing approximately 13.7% of our total passenger traffic. Of the total passengers, 90.7% were international, 7.4% were domestic and 2.0% were transit passengers. During the year ended December 31, 2016, Ezeiza Airport accounted for 68,839 movements, which represented 8.2% of all air movements in the airports we operate.

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

Aeroparque Airport (AEP)

Aeroparque Airport is Argentina’s largest airport in terms of passenger traffic. During the year ended December 31, 2018, Aeroparque Airport served a total of 13.5 million passengers, which accounted for approximately 16.6% of all passengers served by our airports. In the year ended December 31, 2018, Aeroparque Airport accounted for 130,242 total air traffic movements, which accounted for 14.8% of all air traffic movements in the airports we operate. During the year ended December 31, 2017, Aeroparque Airport served a total of 13.9 million passengers, which accounted for approximately 18.2% of all passengers served by our airports. In the year ended December 31, 2017, Aeroparque Airport accounted for 134,532 total air traffic movements, which accounted for 15.8% of all air traffic movements in the airports we operate. During the year ended December 31, 2016, Aeroparque Airport served a total of 11.7 million passengers, which accounted for approximately 16.2% of all passengers served by our airports. In the year ended December 31, 2016, Aeroparque Airport accounted for 121,882 total air traffic movements, which accounted for 14.6% of all air traffic movements in 2016 in the airports we operate.

The principal airlines operating at Aeroparque Airport are Aerolíneas Argentinas, Austral–Cielos del Sur, LAN Airlines, LAN Argentina, TAM Linhas Aereas and VRG Linhas Aereas S.A. Aeroparque offers flights to all domestic airports and certain international routes to Uruguay, Brazil, Chile, Paraguay, Bolivia and Peru. Beginning in April 2019, Aeroparque Airport is expected to offer domestic flights only (other than flights to Montevideo) and all international routes to be transferred from Aeroparque Airport to Ezeiza Airport.

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

Florence Airport (FLR)

During the year ended December 31, 2018, Florence Airport served a total of 2.7 million passengers, which accounted for approximately 3.3% of all passengers served by our airports. Florence Airport accounted for 34,226 total air traffic movements, which accounted for 3.9% of all air traffic movements in the year ended December 31, 2018. During the year ended December 31, 2017, Florence Airport served a total of 2.7 million passengers, which accounted for approximately 3.5% of all passengers served by our airports. Florence Airport accounted for 35,490 total air traffic movements, which accounted for 4.2% of all air traffic movements in the year ended December 31, 2017. During the year ended December 31, 2016, Florence Airport served a total of 2.5 million passengers, which accounted for approximately 3.5% of all passengers served by our airports. Florence Airport accounted for 35,645 total air traffic movements, which accounted for 4.3% of all air traffic movements in the year ended December 31, 2016 in the airports we operate.

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

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment under the master plan. Likewise, on February 6, 2019, we obtained a favorable opinion regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence Airport was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructures and Transport will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

Pisa Airport (PSA)

During the year ended December 31, 2018, Pisa Airport served a total of 5.5 million passengers, which accounted for approximately 6.7% of all passengers served by our airports. Pisa Airport accounted for 43,109 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2018. During the year ended December 31, 2017, Pisa Airport served a total of 5.2 million passengers, which accounted for approximately 6.8% of all passengers served by our airports. Pisa Airport accounted for 41,860 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2017. During the year ended December 31, 2016, Pisa Airport served a total of 5.0 million passengers, which accounted for approximately 7.0% of all passengers served by our airports. Pisa Airport accounted for 40,601 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2016 in the airports we operate.

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

On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

Brasilia Airport (BSB)

During the year ended December 31, 2018, the Brasilia Airport served a total of 17.9 million passengers, which accounted for approximately 22.0% of all passengers served by our airports. The Brasilia Airport accounted for 165,169 total aircraft movements, which accounted for 18.8% of all aircraft movements, in the year ended December 31, 2018. During the year ended December 31, 2017, the Brasilia Airport served a total of 17.0 million passengers, which accounted for approximately 22.2% of all passengers served by our airports. The Brasilia Airport accounted for 166,200 total aircraft movements, which accounted for 19.5% of all aircraft movements, in the year ended December 31, 2017. During the year ended December 31, 2016, the Brasilia Airport served a total of 18.0 million passengers, which accounted for 25.1% of all passengers served by our airports. In addition, the Brasilia Airport accounted for 180,086 air traffic movements, which represented 21.5% of all air traffic movements in the year ended December 31, 2016, in the airports we operate.

The Brasilia Airport is located in the Brazilian capital city of Brasilia. The concession for the Brasilia Airport is owned by ICAB, a subsidiary of Inframerica. As of the date hereof, we own 99.9% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB. Infraero is the owner of the remaining 49.0% interest in ICAB. Infraero is a state-owned company affiliated with the Civil Aviation Secretariat of Brazil and it currently operates 59 airports in Brazil and owns a 49.1% stake in 5 other airports (including Brasilia) that it does not directly operate. The Brasilia Airport is Brazil’s third largest airport in terms of passenger traffic and serves 42 domestic routes and six international routes. Because of its geographic location in the central region of the country and its location in the federal capital of Brazil, the Brasilia Airport is one of the only airports with direct and daily flights to all 26 Brazilian state capitals. The Brasilia Airport also offers international routes to and from the United States, Argentina, Portugal, the Dominican Republic and Panama.

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

During the year ended December 31, 2018, the Carrasco Airport served a total of 2.1 million passengers, which accounted for approximately 2.6% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 24,479 aircraft movements, which represented 2.8% of all air traffic movements in the year ended December 31, 2018 in the airports we operate. During the year ended December 31, 2017, the Carrasco Airport served a total of 2.1 million passengers, which accounted for approximately 2.8% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 24,507 aircraft movements, which represented 2.9% of all air traffic movements in the year ended December 31, 2017 in the airports we operate. During the year ended December 31, 2016, the Carrasco Airport served a total of 1.9 million passengers, which accounted for 2.6% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 23,333 air traffic movements, which represented 2.8% of all air traffic movements in the year ended December 31, 2016, in the airports we operate.

In 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the outstanding shares of Puerta del Sur, the holder of the Carrasco Concession Agreement. The original concession agreement was for a period of 20 years ending in November 2023, which term has recently been extended for an additional period of 10 years, until 2033. This extension has been approved by the Defense Ministry of Uruguay, however, the amendment to the concession agreement has not yet been executed by the competent authority.

Main Customers

Main Aeronautical Customers

For the years ended December 31, 2018, 2017 and 2016, our main aeronautical customers were LATAM Airlines Group, Grupo Aerolíneas Argentinas, VRG Linhas Aereas S.A. (operating as Gol Transportes Aereos), American Airlines, Avianca, Ryanair Ltd., Copa, Air France and Iberia. In the years ended December 31, 2018, 2017 and 2016, aeronautical revenue received from LATAM Airlines Group totaled U.S.$146.6 million, U.S.$171.9 million and U.S.$153.2 million, respectively representing 20.5%, 22.4% and 22.8%, respectively, of our total consolidated aeronautical revenue. For the years ended December 31, 2018, 2017 and 2016, the aeronautical revenue received from Grupo Aerolineas Argentinas totaled U.S.$94.3 million, U.S.$126.0 million and U.S.$102.3 million, respectively, representing 13.2%, 16.4% and 15.2%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2018, 2017 and 2016, based on the total amount of aeronautical revenue.

	For the Year Ended December 31
	2018		2017		2016
Main Aeronautical Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue
LATAM Airlines Group	146.6	20.5%	171.9	22.4%	153.2	22.8%
Grupo Aerolíneas Argentinas	94.3	13.2%	126.0	16.4%	102.3	15.2%
Gol Transportes Aéreos	47.2	6.6%	52.0	6.8%	49.9	7.4%
Avianca	39.7	5.5%	38.3	5.0%	33.2	5.0%
American Airlines	30.8	4.3%	34.2	4.5%	33.8	5.0%
Copa	27.6	3.9%	24.7	3.2%	23.1	3.4%
Ryanair Ltd	22.0	3.1%	33.1	4.3%	32.0	4.8%
Iberia	20.0	2.8%	19.4	2.5%	18.9	2.8%
Air France	18.7	2.6%	22.2	2.9%	20.9	3.1%
Others	269.2	37.6%	245.4	32.0%	206.0	30.6%
Total	716.2	100%	767.0	100.0%	673.5	100.0%

Main Commercial Customers

For the year ended December 31, 2018, our main commercial customers were Dufry and Aeroflot Russian Airlines. In the year ended December 31, 2018, amounts invoiced by us to Dufry totaled U.S.$58.6 million and amounts invoiced by us to Aeroflot Russian Airlines totaled U.S.$9.7 million, representing 11.6% and 1.9%, respectively, of our total consolidated commercial revenues.

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

In 2011, we sold our duty-free operations in Argentina, Uruguay, Ecuador and Armenia to Dufry Group. Dufry Group, therefore, became the exclusive duty-free operator at these airports. In Brazil and Italy, countries in which we acquired the concessions agreements after 2011, we have separate duty-free concession agreements with Dufry Group. Dufry Group does not operate at our AAP Airports in Peru.

Our duty-free concession agreements are primarily long-term contracts and include a variable payment, as well as a required minimum fee. Variable payments are calculated as a percent of revenues. New contracts may include an upfront payment once executed. We also charge a separate fee for use of retail and warehouse space. The terms of each agreement with Dufry vary, depending on the jurisdiction and size of the airport where it operates.

The following table sets forth our main commercial services providers for the years ended December 31, 2018, 2017 and 2016, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31
	2018		2017		2016
Main Commercial Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)
Dufry	58.6	11.6%	71.4	12.9%	71.2	13.6%
Aeroflot Russian Airlines	9.7	1.9%	0.7	0.1%	0.6	0.1%
Grupo Aerolineas Argentinas	8.8	1.7%	9.2	1.7%	10.6	2.0%
Gate Gourmet	6.3	1.2%	10.6	1.9%	8.1	1.6%
Priority Pass	5.0	1.0%	7.5	1.4%	5.7	1.1%
JCDecaux do Brasil S.A	4.8	1.0%	5.4	1.0%	5.4	1.0%
Intercargo S.A.C.	4.6	0.9%	5.8	1.0%	5.2	1.0%
Petrobras	3.9	0.8%	4.2	0.8%	3.9	0.8%
Aerofuels Overseas	3.8	0.7%	11.8	2.1%	5.7	1.1%
Others	401.5	79.2%	428.8	77.2%	405.7	77.7%
Total	507.0	100%	555.5	100.0%	522.2	100.0%

______________________

(1)	Based on the percentage of total commercial revenue invoiced by us (net of value added tax)

Disclosure Pursuant to Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law. CAAP is providing the following disclosure pursuant to Section 13(r).

CAAP

During 2018, we conducted limited Iran-related activities and transactions that can be qualified as dealings with the government of Iran, or with persons or entities designated under certain executive orders, as defined by Section 13(r) of the Exchange Act.

These dealings all relate to the operation of the Zvartnots Airport by AIA, our Armenian subsidiary, and in particular in connection with certain international flights that Mahan Air operates from Iran to Armenia. Mahan Air is a private airline based in Teheran, Iran, which operated 276 flights to and from the Zvartnots Airport during 2018. In 2011, pursuant to Executive Order No. 13224, Mahan Air was designated as a Specially Designated National (SDN). Despite this designation, based on information available on its website, Mahan Air continues to have operations in several cities around the world, such as, Barcelona, Milan and Moscow.

Under the Armenian Concession Agreement, AIA is required and cannot refuse to operate all commercial flights and deal with all airlines authorized by the Armenian Government to fly from or to the Zvartnots Airport. Consequently, CAAP is required under the terms of the Armenian Concession Agreement to continue providing services to Mahan Air.

In connection with flights to and from the Zvartnots Airport, AIA collects aeronautical, fueling and cargo fees from Mahan Air as authorized under the Armenian Concession Agreement. For the year ended December 31, 2018, the total revenue derived from aeronautical and fueling fees charged to Mahan Air amounted to approximately €3.0 million. Revenue derived from other fees charged to Mahan Air, such as cargo fees, cannot be determined because they are impacted by general cost and expenses not allocable to a particular airline or customer. Overall, the revenue derived from the operation of Mahan Air’s flights is not material.

Affiliates

Pursuant to Section 13(r) of the Exchange Act, CAAP is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. Zvartnots Handling CJSC (“Zvartnots Handling”), an Armenian entity which provides handling services at the Zvartnots and Shirak Airports, is indirectly controlled by our Controlling Shareholder and, accordingly, is deemed an “affiliate” of CAAP, as that term is defined in Exchange Act Rule 12b-2.

In response to our inquiry, Zvartnots Handling informed us that during 2018, Zvartnots Handling supplied handling services to Mahan Air in connection with the flights from Teheran, Iran to the Zvartnot Airport. Moreover, Zvartnots Handling entered into a Standard Ground Handling Agreement for the provision of these handling services with Mahan Air. We were informed that as of December 31, 2018, Zvartnots Handling collected an aggregate amount of approximately €0.7 million for services under this agreement.

Zvartnots Handling also informed us that, under the concession granted to manage handling services at the Zvartnot Airport, it is required and cannot refuse to provide handling services in connection with all commercial flights and to airlines authorized by the Armenian Government to fly from or to the Zvartnots Airport, including Mahan Air.

Regulatory and Concessions Framework

Introduction

We hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year term (ending February 13, 2028); may be extended an additional 10 years, subject to authorization by the Argentine Government.
	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year term (ending October 24, 2021). Concession may be extended for 5 years upon governmental approval.
	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.
Italy	Pisa Concession Agreement	ENAC	40-year term (ending December 7, 2046).
	Florence Concession Agreement	ENAC	40-year term (ending February 10, 2043).
Brazil	Natal Concession Agreement	Brazilian ANAC	28-year term (ending January 24, 2040); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
Uruguay	Carrasco Concession Agreement	Defense Ministry	20-year term with 10-year extension already approved (30-year total, ending November 20, 2033).
	Punta del Este Concession Agreement	Defense Ministry	26-year term (ending March 31, 2019). The Executive Power through the Defense Ministry of Uruguay recently approved the extension until March 2033. However, the amendment to the concession agreement has not yet been executed.
Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	25-year and 5-month term (ending July 27, 2029).
	Galapagos Concession Agreement	DGAC; STAC	15-year term (ending July 6, 2026).
Armenia	Armenian Concession Agreement	Armenian Government; GDCA	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.
Peru	AAP Concession Agreement	MTC	25-year term (ending January 5, 2036); may be extended at request of AAP at least 3 years prior to the termination date; the term of the concession cannot exceed 60 years.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	Aeroparque Internacional, “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Misiones, “Cataratas del Iguazú”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto Internacional de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Entre Rios, “General Justo José de Urquiza”	Parana	National	I
17.	Aeropuerto de Posadas, “Libertador General José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Rio Cuarto, “Área de Material”	Rio Cuarto	National	II
22.	Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	Rio Gallegos	International	I
23.	Aeropuerto de Rio Grande “Gobernador Ramon Trejo Noel”	Rio Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “General Benjamin Matienzo”	San Miguel de Tucuman	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	Buenos Aires	International	I
35.	Aeropuerto de Neuquén, “Presidente Peron”	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”	Bahía Blanca	National	I
37.	Aeropuerto Termas de Rio Hondo	Santiago del Estero	National	I

(1)	The category determines the maximum fees we may charge. See “—Passenger Use Fees,” “—Landing Fees” and “Parking Fees.”

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

Title III of Law No. 17,285, dated May 17, 1967 (the “Argentine Aeronautical Code”), as amended, and Regulation No. 1/2017 of the Airport Infrastructure and Services General Bureau (Dirección General de Infraestructura y Servicios Aeroportuarios), set forth the basic framework for the regulation of airports in Argentina. The Argentine Aeronautical Code also provided for the creation of both international and national airports and established concepts such as public and private airports. Decree No. 375/97 created the Argentine National Airport System and established the general framework for regulating the use, operation and management of the Argentine airport facilities that are part of the Argentine National Airport System. Under Decree No. 375/97, the Argentine Government may grant concessions to operate and manage some or all of the airports in the Argentine National Airport System subsequent to a public bidding process that is open to both national and international entities. Decree No. 375/97 provides that the Argentine National Airport System is regulated by the ORSNA, with respect to matters generally involving management and maintenance, and by the Argentine ANAC with respect to matters generally involving airport safety and air travel.

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

The AA2000 Concession Agreement

Pursuant to Administrative Decision No. 60/98, AA2000 was awarded the concession for the operation of 33 of the airports of the Argentine National Airport System set forth and covered by the AA2000 Concession Agreement. The AA2000 Concession Agreement was approved by Decree No. 163/98, dated February 13, 1998.

Because of the period of severe political, economic and social crisis that Argentina experienced during 2001 and 2002, the Congress enacted Law No. 25,561, which was subsequently amended and expanded, which declared a public emergency in social, economic, administrative, financial and exchange matters and provided for, among other things, the renegotiation of public services and works contracts, such as the AA2000 Concession Agreement. Decree No. 311/03 established that the renegotiation of public services and works contracts would be carried out by the Public Service Contract Analysis and Renegotiation Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) and that the renegotiation process would be presided over by the former Ministry of Economy and Production and the Ministry of Planning.

Within the renegotiation framework established by Decree No. 311/03, on July 20, 2005, we executed a memorandum of understanding with the Argentine Government which set forth the guidelines for the renegotiation of the AA2000 Concession Agreement. The renegotiation of the AA2000 Concession Agreement resulted in a preliminary memorandum of agreement, dated June 16, 2006, which was subsequently replaced by a second memorandum of agreement, dated August 23, 2006. The memorandum of agreement, dated August 23, 2006, was then submitted for public hearing by the former Ministry of Economy and Production and the Ministry of Planning. As a result of the comments received at the public hearing, the Public Service Contract Analysis and Renegotiation Unit modified certain provisions of the memorandum of agreement, dated August 23, 2006, and renegotiated the memorandum of agreement with us. The renegotiations resulted in a revised memorandum of agreement, dated December 1, 2006.

The memorandum of agreement, dated December 1, 2006, was approved by the Congress on February 13, 2007, with certain recommendations. The final memorandum of agreement, which was previously approved by the Argentine Congress, was executed by the Argentine Government and us on April 3, 2007, and was confirmed by the Executive Branch by Decree No. 1799, dated December 4, 2007 (“Final Memorandum of Agreement”).

On December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree No. 1107/2017 and Resolution No. 894/2018 of the Ministry of Transportation. As of the date of this annual report, we operate 34 airports under the AA2000 Concession Agreement. See “Summary—Our History.”

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

Term

The concession is for an initial period of 30 years through February 13, 2028. Pursuant to Section 5.2 of the AA2000 Concession Agreement and Section 26.3 of Decree No. 1799/07, subject to the prior authorization of the Argentine Government and fulfillment of certain conditions by AA2000, we may extend the term of the concession for an additional period of up to 10 years. We have made a formal request to the ORSNA to extend the term of the concession for the additional 10-year period ending February 13, 2038. We can provide no assurances that the Argentine Government will grant our request or on what conditions. However, pursuant to Section 5.2 of the AA2000 Concession Agreement, if the concession is extended, the Argentine Government has reserved the right to maintain, modify or eliminate the exclusivity granted to the concession. The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall have to expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

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

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. The amount of the guarantee is to be kept constant during the term of the AA2000 Concession Agreement. In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to LIBOR plus 2.0% from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond which currently amounts to AR$528.9 million and will be renewed on an annual basis.

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of AR$1.5 billion to comply with our obligation for 2018.

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

Maintenance of Insurance

The Concession Agreement requires us to maintain a civil insurance policy covering personal and property damages, loss or injury in an amount equal to at least AR$300.0 million throughout the term of the Argentine Concession. We are also required to maintain worker’s compensation insurance in accordance with Argentine law. We have taken out a civil liability insurance policy in our name as well as in the ORSNA’s and the Argentine Government’s names in the amount of U.S.$500.0 million covering liabilities that may arise under civil law in connection with the management of our airports and the development of works in our airports.

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

Intercargo had executed an agreement with the Argentine Government providing for the payment of monthly fees of U.S.$156,000 for ramp services and U.S.$8,000 for the use of space within our airports. Such agreements were assigned to us when we took over the operations of the airports. As a result of certain negotiations following the Argentina peso devaluation, Intercargo currently pays to us an additional monthly fee of U.S.$156,740 and, every six (6) months, pays us the difference between such amounts and the amount resulting from the calculation using the current market exchange rate. The agreement with Intercargo expired on November 19, 2010. In May 2011, through Resolution No. 421/2011, the Argentine ANAC approved a new fee structure for the services rendered by Intercargo, therefore tacitly renewing (tácita reconducción) this subconcession. In June 2011, we challenged such Resolution with the Argentine ANAC. On December 31, 2012, we entered into a new agreement with Intercargo which expired on September 31, 2015. In March 2016, we also challenged Resolution No. 421/2011 with the ORSNA. As of the date of this annual report, the Argentine ANAC and the ORSNA have not issued resolutions to our challenges to Resolution No. 421/2011 and Intercargo continues making monthly payments to us as described herein. Furthermore, we are currently negotiating the terms of a new agreement with Intercargo regarding ramp services and the use of space within our airports.

On January 14, 2019, the Argentine Government issued Decree No. 49/2019 aimed at fostering competition in ramp services. The decree entitles the ANAC to grant licenses to third parties to provide ramp services and to approve the fees of such services. Effectiveness of this measure is subject to enactment of secondary legislation by ANAC which has not been enacted as of the date of this annual report. Furthermore, the Argentine Government –through Resolution No. 24/2019 of the Ministry of Transportation– has created a special commission to evaluate the actions to be taken in the context of Decree No. 49/2019 in a 180-day term. AA2000 might be adversely affected by the regulations that the Argentine Government may enact. However, until said new rules turn into force, we cannot estimate how they might impact on our business.

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

Specific Allocation of Revenue

Under the terms of the Final Memorandum of Agreement, we are required to, on a monthly basis, allocate an amount equal to 15% (in Argentine pesos) of the total revenue derived from the AA2000 Concession Agreement (“Specific Allocation of Revenue”), pursuant to the following percentages:

•	11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. ORSNA will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by us or not.

•	1.25% of total revenue to a fund to study, control and regulate the AA2000 Concession Agreement, which shall be administered and managed by the ORSNA.

•	2.5% of total revenue to a trust for investment commitments for the airports under the AA2000 Concession Agreement.

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

Investment Plan

Under the terms of the AA2000 Concession Agreement, we are required to make capital expenditures in accordance with our investment plan submitted with the Final Memorandum of Agreement, which sets forth the amount of our required investment commitments for the period from 2006 through the end of the AA2000 Concession Agreement in 2028. Under the AA2000 Concession Agreement, our total required investment commitments from January 2006 until 2028 are AR$2.2 billion (at values corresponding to December 2005). As of December 31, 2018, we have invested AR$2.4 billion (at values corresponding to December 2005) under our investment plan. Our capital expenditures for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are currently under review by the ORSNA. Our investments have thus far been financed by cash generated by our operations and the net proceeds from our issuance of indebtedness.

Compliance with the investment plan was evaluated after the first five-year period following the effective date of the Final Memorandum of Agreement. The first five-year period ran from December 13, 2007 until December 31, 2012, while the second five-year period overlapped with the first five-year period and ran from January 1, 2011 to December 31, 2015. For the period from January 1, 2016 through the end of the AA2000 Concession Agreement, the investment plan will be revised and approved by the ORSNA every five years, notwithstanding other adjustments that the ORSNA may apply within its annual review of the economic equilibrium. The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports. Each successive investment plan will take into account our revenue and expenses as they relate to the financial projections set forth in the AA2000 Concession Agreement. We may not commence works that are not authorized by the ORSNA and included in the applicable investment plan. All works authorized by ORSNA, even in excess of the required amount, are considered for the purposes of the economic equilibrium, as described below. We are required to file, pursuant to the procedures established by the ORSNA, each five-year investment plan to the ORSNA by January 31 of the year prior to the year in which the investment plan will come into effect. If the ORSNA comments on the investment plan, we are required to modify the investment plan in accordance with the comments or we will be deemed to have breached the AA2000 Concession Agreement. In addition, the ORSNA will specify the rules governing the authorization of our related construction.

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

Economic Equilibrium

The AA2000 Concession Agreement sets forth financial projections (“Financial Projection of Income and Expenses”) of our income, operational expenses, investment obligations and the procedure for paying balances and mutual claims for the period January 1, 2006 through February 13, 2028 (expressed in December 2005 values). See “—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” Under the AA2000 Concession Agreement, the ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. The “economic equilibrium” derives from, and is determined in accordance with, the Financial Projection of Income and Expenses and the initial investment, as determined in Annex V of Final Memorandum of Agreement and subsequent regulations, including ORSNA Note No. 152/08. The Financial Projection of Income and Expenses establishes fund flows for each year during the AA2000 Concession Agreement. These annual fund flows, together with the AR$857.7 million initial investment, are used to determine the “economic equilibrium.” During each annual review, amounts previously included in the Financial Projection of Income and Expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation for such year in accordance with a formula set forth in the Final Memorandum of Agreement, in order for the Financial Projection of Income and Expenses to be restated in December 2005 values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession Agreement which, together with our past results of operations, may result in an economic equilibrium. The three principal factors that determine economic equilibrium are the payments we make to the Argentine Government, the fees we charge for aeronautical services (such as passenger use fees and aircraft landing and parking fees) and the investments that we are required to make under the AA2000 Concession Agreement. The ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. The only factors that have been adjusted in the past have been the fees that we are permitted to charge for aeronautical services and the additional investment commitments. The AA2000 Concession Agreement contemplates annual revisions to the Financial Projection of Income and Expenses in order to preserve the stipulated economic equilibrium to be made during March of each year. All changes to the projections are contemplated to be effective as of April 1 of the same year, although as of the date of this annual report, the yearly adjustments for 2016 were not yet effective.

In addition, we may propose additional charges not included in the AA2000 Concession Agreement whenever such charges are for technical and financial improvements to the rendering of services to users and air operators. In the event we engage in or offer new or additional services not expressly contemplated in the AA2000 Concession Agreement, we may also request the ORSNA to approve such services and set additional fees for such services when the application of such additional fees would result in better service for the airlines and the passengers using our airports.

Since 2009, the ORSNA has reviewed the Financial Projection of Income and Expenses six times and has issued resolutions in respect of each such revision, the last of which was issued on November 25, 2016. Pursuant to Resolution No. 100/2016, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2015, according to the following rules:

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

These ORSNA resolutions do not represent our views on economic equilibrium under the AA2000 Concession Agreement and reflect only the position of the ORSNA as of the respective dates of such resolutions.  In connection with the last of such resolutions, Resolution No. 100/2016, we have submitted a claim with the ORSNA and the outcome of such claim will be determined through the issuance of subsequent resolutions following the review of the latest Financial Projection of Income and Expenses. See See “—Risks Related to Argentina and the AA2000 Concession Agreement— If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.”

We have filed each such resolution, together with the December 30, 2008 resolution containing the Mechanisms for the Revision of the Financial Projection of Income and Expenses and the August 5, 2018 resolution containing the Manual of Regulatory Accounting, as exhibits to this annual report on Form 20-F, and we intend to file each future resolution of ORSNA relating to these periodic revisions of Financial Projections of Income and Expenses under cover of Form 6-K.  Although these documents are available to the public in Argentina, we are filing them in English as exhibits to this annual report for ease of reference to our investors.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001-2002 economic crisis, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

•	23.0% (AR$195.0 million), was fully satisfied in 2011;

•	18.6% (AR$158.0 million) through the issue of convertible notes, which were converted into shares of AA2000 in December 2011; and

•	58.4% (AR$496.1 million) was capitalized through the delivery to the Argentine Government of 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of AR$1 and have no voting rights. In addition, such shares are redeemable by us at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government will be able to convert all of the preferred shares into common shares of AA2000 with a nominal value of one peso each, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government to the extent we have not previously redeemed such an annual percentage for that year. At the time of exercising any conversion rights, the Argentine Government shall execute an agreement with other shareholders of AA2000 to secure and maintain the Argentine Government’s level of participation in common shares as a consequence of the conversion. The preferred shares will accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event we do not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation.

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

Regulation of Fees

The AA2000 Concession Agreement establishes the maximum fees that we may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each departing passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft fees, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors. In accordance with its annual review of our financial projections, the ORSNA may adjust the maximum fees which we may charge, taking into account increases in air traffic, improvements in efficiency, increases in taxes, the level of services provided, as well as projected investment levels under the master plan and the need to preserve the economic equilibrium of the AA2000 Concession Agreement. See “—Economic Equilibrium” above. The implementation of such fees generally occurs over different periods of time following effectiveness of the resolution authorizing such fees. In addition, from time to time as established by the ORSNA, we may set fees for arrangements not contemplated under the AA2000 Concession Agreement when the implementation of such additional charges represents technical and financial improvements in the provision of services to airlines and passengers. Under Argentine law, we have the right to collect all passenger use fees and aircraft fees.

Pursuant to ORSNA Resolutions Nos. 10/09, 126/11, 45/14, 168/15 and 101/2016, airlines that pay aircraft landing fees on time benefit from a discount pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical fees set forth in Annex II of the Final Memorandum of Agreement, irrespective of the fees set forth in each of such resolutions. With respect to the fees set forth by ORSNA Resolution No. 101/2016, which are currently in place, the discount entails a 48.42% effective discount on landing fees, and a 42.78% effective discount on parking fees. We filed a claim with the ORSNA regarding the fee adjustments approved by Resolution No. 101/2016, which became effective on January 1, 2017. As of the date of this annual report, our claim has not been resolved by the ORSNA. See “—Economic Equilibrium” above.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2017, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights	U.S.$	49.00	U.S.$	36.48	U.S.$	32.34	U.S.$	32.34
Domestic flights	AR$	74.33	AR$	52.00	AR$	45.50	AR$	45.50

Regional passenger use fees are a variation of the international flight passenger use fees and are applied only to international flights which cover a distance of less than 300 kilometers (187.5 miles), including international flights between the City of Buenos Aires and Uruguay. Regional passenger use fees are set at U.S.$25.16 and correspond to the following airports and destinations: Río Grande Airport and Río Gallegos Airport to all passengers flying to Punta Arenas, Chile; Bariloche to all passengers flying to Puerto Montt, Chile; Mendoza to all passengers flying to Santiago de Chile, Chile; and Resistencia, to all passengers flying to Asuncion, Paraguay.

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

International Flights

	Airport Category
	I	II	III	IV
	(U.S.$ per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	0.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	–	–
> 170 tons	9.76	–	–	–
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night air field lightning	30%	50%	30%	30%

Domestic Flights

	Airport Category
	I	II	III	IV
	(AR$ per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	–
81 – 170 tons	1.26	0.88	–	–
> 170 tons	1.47	–	–	–
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night air field lightning	30%	50%	30%	30%

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

International Flights

	Airport Category
	Ezeiza/ Aeroparque	I	II	III	IV
	(U.S.$ per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	3.84	1.92	1.43	1.12	1.12
Minimum fee	55.46	36.99	13.18	13.18	13.18
12 – 80 tons	0.34	0.17	0.13	0.10	0.10
81 – 170 tons	0.48	0.20	0.14	0.11	–
> 170 tons	0.98	0.22	0.14	–	–
Minimum fee	7.33	4.89	2.44	2.44	2.44

Domestic Flights

	Airport Category
	Ezeiza/ Aeroparque	I	II	III	IV
	(ARS.$ per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	4.45	2.65	2.1	1.6	1.05
Minimum fee	124.44	81.9	51.9	37.8	23.64
12 – 80 tons	0.85	0.50	0.40	0.30	0.20
81 – 170 tons	1.15	0.65	0.50	0.40	–
> 170 tons	1.50	0.85	0.60	–	–
Minimum fee	39.5	26.00	16.50	12.00	7.50

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

Buy-out of the AA2000 Concession Agreement

Under Argentine public law, the Argentine Government has the right to buy out or otherwise terminate concessions, including the AA2000 Concession Agreement, at any time if such buy out or termination is made in the public interest. Under the terms of the AA2000 Concession Agreement, the Argentine Government has agreed not to buy-out our concession rights before February 13, 2018. After February 13, 2018, the Argentine Government has the option to buy out the concession if such buy out is made for public interest reasons. If the Argentine Government elects to buy out the AA2000 Concession Agreement, it is required to indemnify us in an amount equal to the value of the aeronautical investments we have made that have not been amortized as of the time of the buy-out, multiplied by 1.10 plus the value of all other investments made that have not been amortized. The Argentine Government will not indemnify us for investments not foreseen in our investment plan, investments that have not been authorized by the ORSNA or for lost revenue. In addition, the Argentine Government must assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan (such as the issuance of the Argentine Notes) for which we would be compensated as part of the indemnification to us by the Argentine Government. However, in accordance with section 30.4 of the Final Memorandum of Agreement, while a collateral assignment of revenue that is made into a trust remains in effect, we will have no right to indemnification for the investments secured by the relevant collateral assignment.

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

Under the Development Trust, the following trust funds were established:

•	“Trust Fund to Study, Control and Regulate the Concession,” consisting of the assignment in trust of 1.25% of AA2000’s total revenues, which shall be designated to carry out studies on the control and regulation of the concession as required by the ORSNA;

•	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” consisting of Allocated Revenues under the Mutual Claim Settlement Procedure, which shall be designated to pay the amount of AR$195.0 million plus interest at a 2% annual rate, owed to the Argentine Government according to the provisions set forth in the Final Memorandum of Agreement. See “—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” In turn, such funds shall be used in connection with infrastructure projects at airports of the Argentine National Airport System not operated by us;

•	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,” consisting of the assignment in trust of 11.25% of AA2000’s total revenues, 70.0% of which is to be contributed to finance infrastructure airport works and to improve the services provided in airports of the Argentine National Airport System and 30.0% of which is to be contributed directly to ANSES;

•	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” consisting of the assignment in trust of 2.5% of AA2000’s total revenues derived from services under the AA2000 Concession Agreement, which shall be designated to finance works included in each five-year investment plan;

•	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” consisting of the assignment in trust of 100% of the amounts deriving from specific charges and tariff increases that may be set in the future, net of collection expenses, which shall be designated to finance airport infrastructure works as it shall be detailed in the regulations under which such specific tariff and charges are created. Pursuant to Resolutions No. 118/12, as amended, and 45/14, the ORSNA created two specific trust funds: (a) “Trust Fund for Works of 2012 Project” and (b) “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” Under these trusts, after giving effect to the Specific Allocation of Revenue detailed above, we must assign: (1) 100% of the difference between the increase of the passenger use fee approved by the ORSNA for the 2011–2012 period, in comparison with the fees in effect as of 2010, for the “Trust Fund for Works of 2012 Project,” until we finished the works under 2012 investment plan or the expiration of a 30-year period, whichever occurs first; and (2) 10.72% of the passenger use fees approved by the ORSNA for the 2011–2012 revision period, for the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” (which include works that were not previously specified in the AA2000 Concession Agreement, nor in the Final Memorandum of Agreement), until the expiration of the concession or the expiration of a 30-year period, whichever occurs first.

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

We operate the Termas de Rio Hondo Airport in Argentina, pursuant to an agreement between AA2000 and the Province of Santiago del Estero, but there is no written concession agreement with the Argentine Government. As of the date of this annual report, there are certain regulatory approvals pending to include the Termas de Rio Hondo Airport within the AA2000 Concession Agreement.

The Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport are not material to our business.

Italy

Headquartered in Florence, TA is the result of the merger of SAT, Galileo Galilei S.p.A. and ADF on June 1, 2015. As a result of the merger, CA Italy, which is 75% owned by CAAP, has a controlling stake of 51.1% of TA. Prior to the merger, SAT and ADF were granted concessions for the management of the Pisa Airport and the Florence Airport, respectively. After the merger, the concessions were transferred to TA. Set forth below is a description of their main terms and conditions, as well as of the relevant regulatory framework.

On February 19, 2018, and June 25, 2018, CA Italy acquired an additional 4.56% and 6.58%, respectively, of the share capital of TA. Following these acquisitions, CA Italy currently holds 62.28% of TA’s share capital. In 2018, we sold and transferred 25% of CA Italy’s to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75% of its issued and outstanding common stock and our indirect ownership in TA to 46.71% of its issued and outstanding common stock.

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

Powers Reserved to the Italian Government with Respect to Strategic Transport Assets

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to special “Golden Powers” of the Italian Government provided under Law Decree No. 21/2012. Article 2 of Law Decree No. 21/2012 specifically regulates the special powers of the Italian Government concerning the strategic assets of companies operating in the transport sector. In particular, Article 2 of Law Decree No. 21/2012 includes the following regulations for identifying:

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

To exercise these special powers, Article 2 of Law Decree No. 21/2012 provides that:

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

Without prejudice to the disclosure obligations set out in Article 2, paragraphs 2 and 5 of Law Decree No. 21/2012, Article 4 of Presidential Decree No. 85/2014 provides that:

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

As discussed above, the Italian Government may exercise its veto power in relation to the adoption of shareholders’ meeting or management body meeting resolutions of companies that own strategic assets in the transport sector in the matters indicated in Article 2, paragraph 2, of Law Decree No. 21/2012. Accordingly, the company that owns these strategic assets must notify the Prime Minister’s Office (Presidenza del Consiglio dei Ministri) within ten days of the implementation of any such resolution, and must provide the complete set of information concerning the resolution itself (Article 5, Presidential Decree 86/2014). The Prime Minister’s Office will announce any veto it may issue within 15 business days after being so notified. If additional information is requested by the Prime Minister’s Office, the deadline for giving notice of any veto is postponed once until such requested information is received. The Italian Government’s veto power may also be exercised by imposing specific requirements or conditions if such requirements and conditions are considered to be sufficient to ensure protection of the public interest in the security and operation of the networks and installations and continuous provision of services. If the deadline for announcing any veto expires without any order having been issued, the transaction is deemed approved and can be executed.

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

The Italian Government has the power to impose conditions or oppose the acquisition of significant shareholdings attributing control of companies that own assets of strategic importance in the transport sector to a party outside the European Union pursuant to Article 2, paragraph 5, of Law Decree No. 21/2012. Accordingly, the person or entity outside the European Union that acquires a significant shareholding constituting control of a company that owns strategic assets in the transport sector (Article 4, paragraph 1, Presidential Decree 86/2014) must disclose such a purchase within ten days after the execution of any such transaction to the Prime Minister’s Office, together with all information providing a general description of the merger plan, the buyer, and the scope of its operations. The Prime Minister’s Office will notify the buyer of any conditions it deems necessary to impose or exercise its veto power within 15 business days after such disclosure. Until the expiry of this deadline, the voting rights and those rights other than ownership associated with the shares representing the significant shareholding are suspended.

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

Governmental Authorities

Transport Regulatory Authority (Autorità di Regolazione dei Trasporti)

The Transport Regulatory Authority (“TRA”) was established pursuant to Article 37 of Decree-Law No. 6 December 2011, No. 201 (converted into law, with modifications, by Law No 214 of December 22, 2011).

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

In the airport sector, the TRA undertakes supervisory duties (Article 71 et seq., Decree-Law No. 1/2012), approving the airport regulatory system and the amount of airport charges.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of April 3, 2019, under the Pisa Concession:

Pisa Airport

	2019(1)
	(in Euros)
Takeoff/Landing
< 25 t	2.62
> 25 t (each subsequent ton)	3.61
Parking (per hour or fraction besides the first two hours)	0.35
Cargo embarking/ Disembarking	0.0301
Check-in desks	2.40
Assets for exclusive use/offices	66.28
Fueling	0.0069
Passengers charges (EU adult)	6.13
Passengers charges (EU child)	3.07
Passengers charges (EXTRA EU, adult)	7.03
Passengers charges (EXTRA EU, child)	3.52
Body Check & Hand Baggage Security	2.43
Hold Baggage Security	0.71
PRM	0.89	(2)

(1)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments

(2)	Effective as of February 1, 2019.

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2018, TA paid an annual canon equal to €3.4 million under the Pisa Concession Agreement.

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

Guarantees

Under the Pisa Concession Agreement and for the purpose of securing its performance obligations, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of  €3.9 million in guarantees outstanding for both the Pisa Concession and the Florence Concession.

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

Termination, Revocation and Forfeiture

The Pisa Concession Agreement will expire on December 7, 2046.

Termination upon Breach by TA

If ENAC determines that TA is in breach of the relevant provisions of the Italian Navigation Code or of the Pisa Concession Agreement, TA shall be liable for the payment of a penalty equal to 20% of the annual concession fee (in any case, not less than €50,000). If TA repeats a breach of the same nature within a period of two years, the relative penalty shall be equal to 40.0% of the annual concession fee (in any case, not less than €100,000). In the instance of multiple violations within the period of two years, the penalty shall be equal to 70.0% of the annual concession fee (in any case, to a sum not less than €170,000). The abovementioned penalty shall also be applied should TA fail to deliver the required plans and programs or not achieve the relevant quality objectives within the provided deadlines.

If TA breaches any of the relevant provisions concerning security, the penalty shall be equal to 30% of the annual concession fee (in any case, not less than €75,000 and if a violation of the same nature be repeated within a period of two years, 60.0% of the annual concession fee (in any case, not less than €150,000).

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

Following the positive results of the relative assessment, ENAC and ADF executed a concession agreement on December 14, 2001, granting a temporary three-year concession. The concession for the Florence Airport was approved on March 11, 2003, with the Inter-Ministerial Decree issued by the Ministry of Infrastructure and Transport and the Ministry of the Economy and Finance (the “Florence Concession Agreement” and jointly with the Pisa Concession Agreement, the “Italian Concession Agreements”).

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of April 21, 2019, under the Florence Concession Agreement:

Florence Airport

	2019(1)
	(in Euros)
Landing and take off fees (from 1 ton to 25 ton)	4.57
Landing and take off fees (each subsequent ton)	6.13
Aircraft parking (per hour or fraction after first two hours)	0.22
Passengers charges (EU adult)	10.79
Passengers charges (EXTRA EU adult)	13.06
Passengers charges (intra EU flights, child)	5.40
Passengers charges (EXTRA EU, child)	6.53
Cargo embarking/disembarking charges	0.16
Body check and hand baggage security	1.75
Hold baggage security	0.81
PRM	1.37	(2)
Assets for exclusive use (offices)	271.57
Assets for exclusive use (technical operating room)	52.50
Assets for exclusive use (self-check-in)	362.09
Check-in desks	3.39
De-icing	—	(3)

(1)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments

(2)	Effective as of February 1, 2019.

(3)	Will be invoiced based on actual consumption. No fix fee.

Concession Fees

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2018, TA paid €1.5 million in annual canon under the Florence Concession Agreement.

Revenue

Under the terms of the Florence Concession Agreement, TA is entitled to collect, inter alia:

•	the aeronautical, commercial and cargo revenue related to services rendered at Florence Airport;

•	the embarkation and debarkation charges on transported goods; and

•	the fees for security control services.

Guarantees

Under the Florence Concession Agreement and to secure its performance obligations thereunder, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of €3.9 million in guarantees outstanding for both the Pisa Concession and the Florence Concession. On the expiration, revocation or termination of the Florence Concession Agreement, ENAC shall authorize TA to release the security following a determination that TA has fulfilled its obligations thereunder and a determination that no legal proceedings are in place due to actions or omissions attributable to TA.

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

•	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.

•	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.

•	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress.

•	On October 26, 2017, Federal Law No. 13,449 was published and established the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments.

•	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain an arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.

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

The Natal Concession Agreement and the Brasilia Concession Agreement are collectively referred to in this annual report as the “Brazilian Concession Agreements.”

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

During the term of the Brazilian Concession Agreements, ICASGA and ICAB shall be responsible for, among other things:

•	providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law No. 8.987/95 (the “Brazilian Concessions Law”), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable;

•	implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable;

•	providing proper service (according to what the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable, defines as regular, continuous, efficient, safe, up to date, broad and courteous service), at a fair price, to the general public and airport customers;

•	performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;

•	presenting the Brazilian ANAC with an Infrastructure Management Plan every five years and an annual Service Quality Plan during the term of the ICAB Concession Agreement;

•	submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the Brazilian Concession Agreement and applicable regulations;

•	developing and implementing plans for dealing with emergencies at the airports, maintaining, for such purposes, human resources and materials required by industry regulations and the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable; and

•	meeting minimum corporate capital requirements, as follows: (i) ICASGA must have a minimum subscribed corporate capital in the amount of R$84 million, comprised of, at least, R$32.5 million paid-in and R$16 million paid-in cash; and (ii) with respect to ICAB, a minimum subscribed and paid-in corporate capital in the amount of R$243.251 million.

Concession Fees

Under the Natal Concession Agreement, ICASGA is required to pay the Brazilian ANAC an annual fixed payment adjusted based on the base interest rate of the Central Bank of Brazil in the amount R$6.8 million for the years 2020 to 2032, and R$9.7 million for the years 2033 to 2040.

Under the Brasilia Concession Agreement, ICAB is required to pay the Brazilian ANAC an annual fixed payment adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”) in the amount of R$263.6 million for 2017 which has been paid in full with the proceeds of the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement. (See “Description of Indebtedness—Brazil—Brazilian 2017 Financing Transactions”), R$12.9 million for 2018, R$180.0 million for the years 2019 to 2033, and R$243.4 million for the years 2034 to 2037, as well as a variable payment, adjusted by IPCA.

Under the Brasilia Concession Agreement, ICAB shall also pay a “Variable Payment” equal to: (i) 2% of the perceived annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenue of up to R$363.2 million for the year ended December 31, 2018; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenues above R$363.2 million for the year ended December 31, 2018, if any (the “Variable Payment”).

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

The tables below sets forth the maximum amounts that we were permitted to collect as of April 6, 2019, under the Brasilia Airport Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	29.49	52.18
FNAC	-	65.80
TOTAL	29.49	117.98

FNAC Additional - R$57.47 (Portaria ANAC Nº 08, de 02 de January/SRA 2018)

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
9.99	9.99

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
9,2312	24,6113

Rate of Permanence of the Group I

Rate of Permanence	Domestic (R$) Final	International (R$) Final
Maneuver Patio (PPM)	1,8239	4,9135
Long Stay Patio (PPE)	0,3871	1,0004

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

In 2019, ICASGA will start the proceedings regarding the review of the parameters under the Brazilian Concession Agreements, which shall be finished by the end of the year and effective as of 2020.

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

Uruguay

Sources of Regulation

The following are the main laws and regulations that govern the Uruguayan Concession Agreements:

•	Law No. 14,305 (“Uruguayan Aeronautical Code”) as regulated by the Executive Branch Decree No. 39/977. Title V of the Uruguayan Aeronautical Code sets forth the basic framework regarding airports in Uruguay establishing certain requirements that all airports, depending on their classification, have to comply with.

•	Law No. 9,977 which provides that the Dirección Nacional de Aviación e Infraestructura Aeronáutica of Uruguay (“DINACIA”) an agency of the Defense Ministry, shall be the aeronautical authority having the responsibility of controlling, promoting and managing civil aviation.

•	Executive Branch Decree No. 21/999, which regulates in further detail the responsibilities of DINACIA.

The following are the main laws and regulations that govern the Carrasco Concession Agreement and the operation of the Carrasco Airport:

•	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state owned agency created by Law No. 15,785, to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and in February 6, 2003, Puerta del Sur entered into the Carrasco Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20-year term, extendable up to 30 more years, by paying an annual concession price or “fee.”

•	Executive Branch Decree No. 376/002, dated September 28, 2002, which includes the Régimen de Gestión Integral, which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.

•	Executive Branch Decree No. 153/003, dated April 24, 2003, Executive Branch Decree No. 192/003, dated May 20, 2003, and Executive Branch Decree No. 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Carrasco Concession Agreement.

•	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.

•	Executive Branch Decree No. 303/005, dated September 13, 2005, Executive Branch Decree No. 469/007, dated December 3, 2007, Executive Branch Decree No. 491/009, dated October 19, 2009, Executive Branch Decree No. 20/012 dated January 27, 2012, Executive Branch Decree No. 148/2014, dated May 26, 2014, Executive Branch Decree No. 62/015, dated February 18, 2015, Executive Branch Decree No. 232/2017 dated August 28, 2017 and Executive Branch Decree No. 31/2018 dated February 2, 2018, all of which updated the tariffs set forth in the Carrasco Concession Agreement.

•	Executive Branch Decree No. 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”

•	Executive Branch Decree No. 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10 year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “—The Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”

•	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport:

•	Law No. 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.

•	Resolution No. 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.

•	Resolution No. 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.

•	Resolution No. 1351/2019 issued by the Executive Power dated March 28, 2019, which approved the amendment of the Punta del Este Concession Agreement, extending its term until March 31, 2033. However, as of the date of this annual report, the amendment to such concession agreement has not yet been executed by the competent authority.

Governmental Authorities

Role of DINACIA

The former Directorate of Civil Aviation, currently called DINACIA, the Uruguayan aviation authority, was created by the Executive Branch Decree No. 21/999, dated January 26, 1999.

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

Uruguayan Executive Branch Decree No. 21/999 also regulates DINACIA’s organization and powers, which among others include the following: (i) execute the national aeronautics policies according to current regulations and directives; (ii) direct, coordinate, monitor and evaluate the activities assigned to other departments; (iii) advise, in compliance with current legal standards, in all matters related to civil aviation; (iv) issue, in its capacity as national aeronautical authority certain certificates (Certificados de Explotador Aéreo) to airline companies that must comply with the requirements established in the regulations of civil aviation; (v) issue instructions (Instructivos) to define policies to be developed in the areas of its competence in order to control compliance with all civil aviation activity; and (vi) issue rules (Circulares) regarding airport security and operations. Notwithstanding the foregoing, DINACIA has authority in all matters related to civil aviation and aeronautics, according to national statutes and international treaties.

Unidad de Control

The Unidad de Control was created by Executive Branch Decree No. 376/002 as the responsible body for the supervision and control of the fulfillment of airport concessionaires and the financial, legal, technical and operative supervision of the Uruguayan Concession Agreements. Puerta del Sur and CAISA have weekly communications with the Unidad de Control and the Unidad de Control’s members inspect both the Carrasco Airport and the Punta del Este Airport regularly.

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

Resolution No. 193/016 dated April 28, 2016, incorporated rules related to Emergency Plans at airports and Airports Certifications, which must be obtained by Puerta del Sur and CAISA. Before Resolution 193/016, both the Emergency Plan and the Airport Certification were obligations of the State. The completion of the Certification process is long and can last a couple of years.

The Carrasco Concession Agreement

In September 2002, the Uruguayan Government (through Law No. 17,555 and Executive Branch Decree No. 376/02) authorized the CND to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” the Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the CND incorporated Puerta del Sur.

In February 2003, Puerta del Sur (then wholly owned by the Uruguayan Government) entered into the Carrasco Concession Agreement with the Defense Ministry to operate the Carrasco Airport. The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which has been extended for an additional 10-year period (i.e., until 2033) by Executive Branch Decree No. 229/2014 dated August 6, 2014.

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

Maintenance and Operation of the Airport Terminal

Under the Carrasco Concession Agreement, Puerta del Sur is required to take all measures to provide secure, regular, efficient and high-quality services, at the minimum cost to the users of Carrasco Airport. Any change in the Carrasco Concession Agreement related to infrastructure, facilities or equipment will require the prior authorization of the Executive Branch.

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

Landing Fees

	U.S.$	Adjusted Price U.S.$
	(U.S.$ per ton)
Aircraft weight (tons)(1)
Up to 10 tons	52.8	54.66
10 – 20 tons	269.3	278.76
20 – 30 tons	336.2	347.97
30 – 70 tons	503.5	521.07
70 – 170 tons	711.2	736.04
> 170 tons	968.2	1002.05

(1)	Landing fees increase by 20% for night landing.

Parking Fees

PAD/h(1)
In operative platform	% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0

(1)	PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

	U.S.$	Adjustment Index	Adjusted Price
Connections	20.0	1.03487	21.0
International flights	44.0	1.03487	46.0
Security Tariff	5.76	––	––

Handling Companies fees

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	(in U.S.$)
Up to 10 seats	5.2	8.7	1.03487	5.47	9.09
11 – 30 seats	15.86	23.77	1.03487	16.42	24.59
31 – 90 seats	31.68	39.56	1.03487	32.79	40.93
91 – 150 seats	47.55	63.37	1.03487	49.20	65.58
151 – 250 seats	95.06	126.77	1.03487	98.38	131.19
> 251 seats	142.61	158.46	1.03487	147.58	163.98

Load Airplanes

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	(in U.S.$)
5,700 kg MTOW	8.80	17.62	1.03487	9.10	18.25
Up to B-737, B-727 (or similar)	63.37	71.36	1.03487	65.58	73.85
B-767, DC-8 (or similar)	79.23	95.09	1.03487	81.99	98.42
DC-10, MD-11, B-747, A-340 (or similar)	106.52	142.64	1.03487	110.23	147.62

Concession Fees

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

Passengers from	Passengers to	Coefficient
––	1,500,000	0
1,500,001	1,750,000	0.075
1,750,001	2,000,000	0.155
2,000,001	2,250,000	0.272
2,250,001	2,500,000	0.398
2,500,001	2,750,000	0.538
2,750,001	3,000,000	0.692
3,000,001	––	0.861

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

According to Executive Branch Decree No. 376/02, the Concessionaire is entitled to make a request to the Executive Branch of the Uruguayan Government for an annual adjustment of the prices charged at Carrasco Airport for landing, aircraft parking, passenger use tariffs, cargo, handling and storage of containers. If the requested adjustments are approved by the Uruguayan Executive Branch, the new prices are the maximum that can be charged, but not the fees that Puerta del Sur must necessarily charge. These prices charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the “Anexo F” of the Carrasco Concession Agreement pursuant to the formula described in the Carrasco Concession Agreement. According to the Carrasco Concession Agreement, Puerta del Sur can submit a calculation to the Unidad de Control requesting it to validate proposed adjustments to regulated fees. This allows Puerta del Sur in principle to charge lower prices, except for the boarding fee which is a fixed rate. Other services provided by Puerta del Sur to airlines and not included above shall be proposed by Puerta del Sur and approved by the Unidad de Control. The current services that are being provided by Puerta del Sur to the airlines are included in the Concession Agreement and the Memorandum of Understanding and its amendments executed between the airline companies and Puerta del Sur which were ratified by the Unidad de Control.

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

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10-year period that took place in September 2014, Puerta del Sur agreed to the following:

•	Extension Premium: Puerta del Sur agreed to pay to the Uruguayan Government U.S.$20.0 million simultaneously with the execution of the amendment to the Carrasco Concession Agreement, which amount has been already paid in full;

•	Return of Old Passenger Terminal: The old passenger terminal has been detached from the Concession Agreement and was returned to the Defense Ministry; however, Puerta del Sur has assumed the obligation to pay U.S.$3.5 million in order to renovate the old terminal, which were duly paid at the execution of the amendment to the Carrasco Concession Agreement;

•	Waiver of the Payment of Passenger Use Tariffs for Certain Governmental Authorities: Puerta del Sur has agreed to waive the payment of passenger use tariffs for diplomats, members of the Defense Ministry assigned to United Nations peace keeping missions or other international organizations and children under the age of two;

•	Airport Security System: Puerta del Sur agreed to replace Carrasco Airport’s current security system with an integrated security system. The replacement will be initiated once the Executive Branch issues the Decrees imposing the obligation on the airlines to submit the advanced passenger information and passenger name record information to the Ministry of Interior;

•	New Taxiway: Puerta del Sur agreed to build a new taxiway before the termination date of the Carrasco Concession Agreement, or earlier, if required by the OACI regulations based on Carrasco Airport traffic statistics; currently the airport does not have sufficient traffic to require the construction of the taxiway, and Puerta del Sur expects to build the taxiway in the final years of the Carrasco Concession Agreement; and

•	Change of Control of Puerta del Sur: In general terms, a change of control of Puerta del Sur is not subject to approval by the Uruguayan Government, nor would it require any type of permit or authorization. However, under the terms of the amendment to the Carrasco Concession Agreement, it was agreed that if the shares of Puerta del Sur are sold within 36 months after the execution of the amendment (August 6, 2014), Puerta del Sur will be required to pay to the Uruguayan Government 50% of the benefit resulting from the sale, which is defined as the total consideration to be obtained from the sale minus investment costs. As of the date of this annual report, such 36-months term has expired, therefore, the payment requirement upon sale of shares of Puerta del Sur is no longer enforceable. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.

•	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. See “— Additional Fees” above.

Guarantees

Under the Carrasco Concession Agreement, Puerta del Sur is required to provide the following guarantees:

•	A guarantee securing the completion of the construction works of the new terminal. A U.S.$1.5 million completion guarantee is in place concerning Group 1 and 2 works.

•	A performance guarantee for U.S.$6.0 million. This guarantee will be returned six months after the expiration of the Carrasco Concession Agreement.

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

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. However, as of the date of this annual report, the amendment to such concession agreement has not yet been executed by the corresponding authority. The Punta del Este Airport is not material to our business.

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

•	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

•	Law No. HO-329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry out certain types of activities set forth in the Armenian Concession Agreement, including pharmacy and sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO-329 nor in the Armenian Concession Agreement.

•	Republic of Armenia Government Resolution No. 693-A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, who then incorporated AIA.

•	Republic of Armenia Government Resolution No. 2004-A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a subconcession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.

•	Addendum No. 1 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 1 are fully complied with and terminated.

•	Republic of Armenia Government Resolution No. 1296-N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.

•	Armenian Aviation Law No. HO-81-N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.

•	Republic of Armenia Government Resolution No. 965-N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.

•	Republic of Armenia Government Resolution No. 588-A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.

•	Republic of Armenia Government Resolution No. 1495-N, dated December 26, 2013, pursuant to which the Armenian Government approved the master plan for 2013-2017 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392-N, dated April 10, 2003, and the Master Plan for 2008-2012 by the Government Resolution No. 1559-N dated December 25, 2008.

•	The Republic of Armenia Government Resolution No. 202-N, dated February 13, 2003, pursuant to which the Armenian Government determined the staff structure of the GDCA and approved the GDCA’s Charter based on Armenian Aviation Law, which defines the authority of the GDCA.

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

Concession Fees

Under the Armenian Concession Agreement, the Concession Manager shall not pay any fee or other consideration of any kind whatsoever for the rights granted to it in the Armenian Concession Agreement.

Airport Charges and Fees

All of the activities carried out at the airports as well as the use of any property transferred to the Concession Manager by the Armenian Government shall entitle the Concession Manager to collect the relevant Airport Charges and the Fees which the Concession Manager establishes. The initial airport charges are stated in an appendix of the Armenian Concession Agreement. These charges include the following:

Landing Charge for Passenger aircraft

•	Landing Charge for passenger aircrafts is €5.80 per Metric Ton or fraction.

•	Night Landing Additional Charge for passenger aircraft equals to the Landing Charge plus a 20%. This extra charge will be applied to passenger aircrafts landings occurred during night time (from 21:00 to 07:00).

Passenger aircraft Take-Off Charge

•	Take-Off Charge for passenger aircrafts is €5.80 per Metric Ton or fraction.

•	Night Take-Off Additional Charge for passenger aircraft: equals to the Take-Off Charge plus a 20%. This extra charge will will be applied to each passenger aircraft take-off occurred during night time (from 21:00 to 07:00).

Parking Charge for Passenger Aircraft

•	Parking Charge for all passenger aircrafts types (for airlines non-based regular at Zvartnots Airport):

- First two hours and 30 minutes: free of charge.

- After the first two hours and 30 minutes: €0.35 per ton, per hour or their fractions.

Passenger Handling Airport Tariff

•	Per each departing passenger €20.0.

•	Per each transit passenger €8.0.

•	No Passenger Handling Airport Tariff is charged per each departing or transit infant under two years old.

•	50% of the Passenger Handling Airport Tariff is charged per each departing or transit infant under two years old traveling in a separate seat, and per each departing or transit child from two years old up to 12 years old.

Security Charge

•	Airport Security Charge is €2.0 per each departing passenger, including departing infants under two years old travelling in a separate seat.

•	50% of the Airport Security Charge is charged per each departing passenger in transit, including transit infants under two years old traveling in a separate seat.

•	No Airport Security Charge is charged per each departing or transit infant under two years old.

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

Ecuador

Sources of Regulation

The Guayaquil Concession Agreement was executed on February 27, 2004, by and among TAGSA, AAG and the Municipality of Guayaquil. The Guayaquil Concession Agreement has been amended seven times since the date of execution, the most significant of which relates to the unification of terminals and the use of other sites within the Guayaquil Airport, for commercial uses, the expansion of the terminals and the re-establishment of the economical equilibrium of the Guayaquil Concession Agreement and the increase in investment for new works as well as the increase in the contribution of regulated revenues from 50.25% to 55.25% as a consequence of the concession extension until July 27, 2029. Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of U.S.$524,600 in the administrative service fee, paid semiannually, as of February 2019.

The following are the main laws and regulations that govern the Guayaquil Concession Agreement and the operation of the Guayaquil Airport:

•	Article 249 of the Constitution of Ecuador of 1998 sets forth that the rendering of public services, directly or by delegation, was the responsibility of the Ecuadorian State. The Ecuadorian State is authorized to delegate the performance of public services to private companies through grants of concessions or other forms stipulated in the Ecuadorian legislation.

•	Article 1 of the Civil Aviation Law enables the delegation to the private sector of airport public services, as well as the possibility of the Ecuador Government to transfer to the municipalities the ability to render airport public services directly or by delegation, as per article 249 of the Constitution of Ecuador of 1998. Based on this, by means of Executive Decree No. 871 dated October 18, 2000, the President of Ecuador authorized the Municipality of Guayaquil to delegate to the private sector the rendering of airport services.

•	Article 43 of the Law on Modernization of the State defines the forms under which a delegation can be made, including concessions of public services or works, licenses, permits or other legal forms applicable under administrative law.

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

The Guayaquil Concession Agreement

The concession of the Guayaquil Airport included three construction phases, each of which has been completed to the satisfaction of the Airport Authority of Guayaquil (“AAG”). The initial phase included complete re-asphalting (recapeo) of the runway and the construction of a new passenger terminal, terminal platform, taxiway and control tower, while the intermediate phase applied to the cargo terminal. The final phase included works and investments related mainly to commercial buildings, as well as the general aviation platform. In addition, the Guayaquil Concession Agreement includes an obligation on TAGSA to expand the national terminal and is currently in the process of executing new works and investments that will culminate in the year 2024 for a reference amount of U.S.$32.2 million.

Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for transforming, operating and administrating the Guayaquil Airport, which includes the performance of the following activities:

•	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;

•	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;

•	design and construction of the works and investment specified in the Guayaquil Concession Agreement and its amendments during the initial, intermediate and final phases; and

•	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA.

Concession Fees

Pursuant to the terms of the Guayaquil Concession Agreement, TAGSA is required to pay an annual concession amount to a trust (“Trust”) which amounts to 55.25% of the aggregate gross revenue received by TAGSA from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport.

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2018, under the Guayaquil Concession Agreement:

2018 (1)
(In USD)
INTERNATIONAL - Commercial and Charters
Landing
< 50 tons	16.23
50 to 100 tons	16.94
> 100 to 150 tons	17.64
> 150 tons	18.36
Illumination
< 50 tons	4.38
50 to 100 tons	4.57
> 100 to 150 tons	4.76
> 150 tons	4.95
Parking(2)
< 50 tons	2.24
50 to 100 tons	2.34
> 100 to 150 tons	2.43
> 150 tons	2.53
Passenger
Departure	27.37
Security	5.17
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	63.66
Use of bridge for every 15 minutes or fraction	10.70
DOMESTIC - Commercial, Charter, Private and Cargo
Landing
25 to 50 tons	1.06
51 to 100 tons	1.14
> 100 to 150 tons	1.20
> 150 tons	1.26
Illumination
25 to 50 tons	0.45
> 50 to 100 tons	0.48
> 100 to 150 tons	0.49
> 150 tons	0.51
Parking(3) (4)
25 to 50 tons	0.21
> 50 to 100 tons	0.22
> 100 to 150 tons	0.23
> 150 tons	0.23
Passengers
Departure	5.48
Security	5.17
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	31.94
Use of bridge for every 15 minutes or fraction	9.59
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	136.84
> 6 to 12 tons	684.12
> 12 to 18 tons	1,026.19
> 18 to 25 tons	1,532.42

(1)  Maximum take-off weight in tons.

(2)  The international parking fee will be charged for 3-hour fractions and fractional periods thereafter.

(3)  The domestic parking fee will be charged for 4-hour fractions and fractional periods thereafter.

(4)  Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).

(5)  The annual fee includes landing, illumination and parking. The fees apply on Ecuadorian civil aircrafts in commercial, private, charter and others flights, which maximum take-off weight is up to 25 tons.

Guarantee and Performance Bonds

Under the terms of the Guayaquil Concession Agreement, we are required to maintain a performance bond in the amount of U.S.$3.0 million as security for the timely fulfillment of all of our obligations under the Concession Agreement.

In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the 55.25% that is payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$ 5.6 million.

Term and Termination

The term of the Guayaquil Concession Agreement is 25 years and five months, expiring on July 27, 2029. The Guayaquil Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

•	breach by TAGSA as a result of its failure to: (i) issue or extend bonds, (ii) comply with its obligation to perform the investments stipulated in the Guayaquil Concession Agreement or any amendments, (iii) comply with its payment obligations under the credit agreement executed for purposes of financing the works foreseen for the initial phase, when such breach affects the normal operation of the Guayaquil Airport and (iv) comply with the concessionaire company, verified by an arbitration tribunal or any other obligation included under the Guayaquil Concession Agreement;

•	the transfer of the Control Group Shares of TAGSA, which represent the shares of TAGSA initially owned by CASA, currently owned by Corporacion Aeroportuaria S.A.;

•	any amendment to the bylaws of TAGSA without prior authorization by AAG;

•	if TAGSA fails to pay the required amounts to (i) the Trust for the development of the airport in Guayaquil, or (ii) AAG for the provision of administrative services;

•	accumulation of fines or sanctions for breach of the levels of services and/or performance for amounts higher than U.S.$0.3 million in a consecutive period of 12 months;

•	breach by AAG of its obligations under the Guayaquil Concession Agreement, as determined by an arbitration tribunal;

•	acts or omissions of the AAG or the Municipality of Guayaquil that impede the efficient execution of the Guayaquil Concession Agreement and that produce substantial adverse effects over the rights of TAGSA, as determined by an arbitration tribunal; or

•	mutual agreement of the parties.

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

Fees

The Galapagos Concession Agreement sets forth the tariffs for the fees and services provided by ECOGAL in the Galapagos Airport; such tariffs are approved by the National Civil Aviation Council. The following table sets forth the current tariff rates:

Tariff	(in U.S.$)
Ecological tariff (by departing passengers)	4.84
Tariff for terminal use (by departing passengers)	24.23
Security tariff (by departing passengers)	3.25
Tariff for cash fire and rescue (by departing passengers)	3.71
Landing tariff 50 – 100 tons (in tons)	0.86

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., a financial institution in Ecuador, and is in force until April 14, 2019. This bond will be renewed annually.

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

Peru

Sources of Regulation

The Legal Framework for the Private Investment Promotion through Public Private Partnerships and Projects on Public Assets, approved by single unified text of the Legislative Decree No. 1224 (Supreme Decree No 254-2017-EF published in the Official Gazette on August 31, 2017), and its regulations approved by Supreme Decree No. 410-2015-EF and published in the Official Gazette on December 27, 2015, sets out principles, processes and responsibilities for public private partnerships.

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

Role of OSITRAN

The Organismo Supervisor de la Inversion en Infraestructura de Transporte de Uso Publico (OSITRAN) was created in 1998 by Law No. 26,917, for the supervision and regulation of private investment in transportation infrastructure in Peru.

In addition, pursuant to Law No. 29,754, OSITRAN has the authority to supervise compliance with concession agreements related to transportation infrastructure, regulate the procedure for settlement of controversies between operators and/or service companies, monitor and establish tariff systems and rates for facilities under these concessions and collect and enforce the collection of tariffs, fines and other amounts due by law or pursuant to such concession agreements. In addition, OSITRAN may suspend or terminate a concession and adopt any corrective measures and impose fines on any matters within its authority. OSITRAN has the authority to issue technical opinions on any amendments to concession agreements and provide information and issue an opinion in matters within its authority when required by the MTC. Its main goal is to promote and maintain competition in transportation related to infrastructure investment in coordination with the Defense of Competition and the Protection of Intellectual Property (Instituto de Defensa de la Competencia y Protección de la Propiedad Intelectual) (“INDECOPI”) and universal access to the transport facilities under concession.

Role of INDECOPI

INDECOPI was created in 1992 by Law Decree No. 25868 and is responsible for the promotion of an open market and the protection of consumer rights. It also promotes a culture of transparent competition in the Peruvian economy and the safeguarding of intellectual property. INDECOPI can enforce market access, free competition and anti-competition law. In connection with transportation infrastructure projects, INDECOPI ensures that public transportation services are adequately rendered and reviews information distributed to users for transparency, accuracy and completeness.

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

OSITRAN establishes a scale on the basis of annual operating income of concessionaires to determine the amount of sanctions. Concessionaires with operating revenues below 20,000 Peruvian tax units (unidad impositiva tributaria) (“UIT”) (calculated as S/4,200 per one UIT for calendar year 2019) are liable in an amount of up to 25 UIT for minor infractions, up to 60 UIT for serious infractions and up to 140 UIT for very serious infractions. Concessionaires with operating income between 20,000 UIT and 50,000 UIT are liable in an amount of up to 75 UIT for minor infractions, up to 180 UIT for serious infractions and up to 420 UIT for very serious infractions. Concessionaires with operating income above 50,000 UIT are liable in an amount of up to 180 UIT for minor infractions, up to 450 UIT for serious infractions and up to 840 UIT for very serious infractions.

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

C. ORGANIZATIONAL STRUCTURE

Prior to our initial public offering, we were 100% controlled by the Majority Shareholder, which is 100% owned by ACI Holding S.à r.l., a private limited liability company (société à responsabilité limitée) also incorporated in Luxembourg (“ACI Holding”). The Majority Shareholder currently controls 82.1% of our common shares.

ACI Holding is a holding company that is 85.0% owned by Corporación América International S.à r.l. (“CAI”) and 15.0% owned by A.C.I. Investment S.à r.l., both of which are private limited liability companies (société à responsabilité limitée) incorporated in Luxembourg. CAI and A.C.I. Investment S.à r.l. are both wholly-owned subsidiaries of Liska Investments Corp., a corporation incorporated under the laws of the British Virgin Islands (“Liska”).

Liska is wholly-owned by SCF, a foundation created under the laws of Liechtenstein, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of five individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

Most of our operating subsidiaries have non-controlling interests, some of which are significant.

The following diagram reflects a simplified summary of our organizational structure as of April 1, 2019:

ITEM 4A.	UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

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

From 2017 to 2018, air traffic increased 6.1% in terms of number of passengers, 3.4% in terms of aircraft movements and 5.2% in terms of cargo volume handled. From 2016 to 2017, air traffic increased 6.7% in terms of number of passengers, 1.8% in terms of aircraft movements and 8.1% in terms of cargo volume handled.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the Argentine peso, the Brazilian real, the euro, the Uruguayan peso, the Armenian dram and the Peruvian sol against the U.S. dollar; and the Euro against the Armenian dram. See “—Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

	Closing Exchange Rate			Average Exchange Rate
	2018	2017	% change against prior year	2018	2017	% change against prior year
UYU	33.21	28.98	14.61%	30.94	28.57	8.30%
BRL	3.87	3.31	17.14%	3.65	3.19	14.43%
EUR	1.15	1.20	(4.53)%	1.18	1.13	4.08%
ARS	37.70	18.65	102.16%	28.10	16.57	69.63%
AMD	483.75	484.10	(0.07)%	483.02	482.61	0.09%
PEN	3.37	3.25	3.69%	3.29	3.26	0.77%

Our Capital Investment Plans

We believe that we have identified transformative growth opportunities at our Ezeiza, Florence and Guayaquil Airports. At Ezeiza Airport, we are developing a project for the terminal area that includes new passenger buildings, as well as apron expansions and a new ground access and parking. The arrivals and departures terminals will accommodate extensive commercial areas, including duty free shops, retail stores, entertainment, restaurants and coffee shops and several other services. We also expect to expand regional airports in Argentina, including the airports located in Jujuy, San Juan, Comodoro Rivadavia and Iguazu, among others. In partnership with the Italian Government, we have developed an investment plan for Florence Airport to invest approximately U.S.$351.1 million in capital expenditures for intangible assets during the period from 2017 until 2022. Finally, at our Guayaquil Airport, we will invest to remodel the boarding and arrival passenger area and improve the runways as agreed under the extension to the Guayaquil Airport Concession Agreement.

Our Segments

We have identified seven reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru. See Note 4 to our Audited Consolidated Financial Statements and “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

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

Macroeconomic Conditions

Argentina has historically been subject to inflation. According to the National Statistic and Census Institute (“INDEC”), the CPI increased 23.9% between January and December 2014 and 11.9% between January and October 2015. In 2014, based on data from the City of Buenos Aires, the CPI increased by 34.3%. In 2015, based on data from the Province of San Luis, the CPI increased by 31.6% and based on data from the City of Buenos Aires, increased by 26.9%. Between January and April 2016, based on data from the Province of San Luis, the CPI increased by 14.08% and based on data from the City of Buenos Aires, increased by 19.10%. After implementation of the methodological reforms, INDEC reported an increase in the CPI of 16.8% between June and December 2016, an increase of 24.8% in 2017 and an increase of 47.6% in 2018. See “Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the IAS 29, since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity which functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2 to our Audited Consolidated Financial Statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors— Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”As of July 1, 2018, the Argentine peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to the financial statements of our Argentine subsidiaries, which could ultimately adversely affect our consolidated financial statements, results of operations and financial condition.

Factors Affecting Comparability of Prior Periods

During 2018, mainly during the third and fourth quarters of 2018, Argentina experienced a devaluation of its currency against the U.S. Dollar of approximately 102.2%, which exceeded the inflation for the same period by approximately 214.4%. This factor, compounded with the application of IAS 29 as from January 1, 2018, which changed the mechanism for translating the financial information into U.S. Dollars that we have been applying up to December 31, 2017, affects the comparability of the figures reported for the year ended December 31, 2018 with the corresponding period in 2017.

Following IAS 29 guidance, if the inflation rate is lower than the devaluation rate of the Argentine peso, revenue figures reported in U.S. Dollar are less than what they would have been if they had been converted based on the exchange rate in effect as of the relevant invoice date. Because the Argentine peso devaluation rate exceeded the inflation rate by approximately 214.4% for the twelve-month period ended December 31, 2018, our results of operations reported in our financial statements for that period were adversely affected.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. During the years ended December 31, 2018, 2017 and 2016, approximately 55.3%, 53.9% and 52.8%, respectively, of the passengers were domestic passengers, approximately 33.7%, 35.1% and 34.2%, respectively, of our passengers were international passengers, and approximately 11.0%, 11.0% and 13.0%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
	2018	% change against prior year	2017	% change against prior year)	2016	% change against prior year
Domestic Passengers (in millions)	45.0	8.9%	41.3	8.9%	37.9	(0.9)%
International Passengers (in millions)	27.4	2.0%	26.9	9.4%	24.6	7.4%
Transit passengers (in millions)	8.9	6.0%	8.4	(9.6)%	9.3	(6.0)%
Total passengers (in millions)	81.3	6.1%	76.6	6.7%	71.8	1.1%
Cargo volumes (in thousands of tons)	410.1	5.2%	389.8	8.1%	360.6	2.6%
Total aircraft movements (in thousands)	880.6	3.4%	851.3	1.8%	836.4	(4.0)%

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31,
	2018	% of Total	% Change Against Prior Year	2017	% of Total)	% Change Against Prior Year	2016	% of Total
Argentina
Domestic Passengers (in millions)	25.1	55.8%	11.7%	22.4	54.3%	16.7%	19.2	50.7%
International Passengers (in millions)	13.4	49.0%	(1.2)%	13.6	50.6%	11.7%	12.2	49.5%
Transit passengers (in millions)	1.3	14.6%	8.0%	1.2	14.3%	2.0%	1.2	12.7%
Total passengers (in millions)	39.8	49.0%	6.9%	37.3	48.6%	14.3%	32.6	45.4%
Cargo volume (in thousands of tons)	240.4	58.6%	3.6%	232.0	59.5%	10.0%	210.8	58.5%
Aircraft movements (in thousands)	450.2	51.1%	5.7%	425.9	50.0%	8.4%	393.1	47.0%
Italy
Domestic Passengers (in millions)	1.8	4.1%	(0.7)%	1.8	4.4%	2.5%	1.8	4.7%
International Passengers (in millions)	6.3	23.1%	4.6%	6.1	22.5%	6.0%	5.7	23.2%
Transit passengers (in millions)	0.0	0.0%	66.2%	0.0	0.0%	(33.7)%	0.0	0.0%
Total passengers (in millions)	8.2	10.0%	3.4%	7.9	10.3%	5.2%	7.5	10.5%
Cargo volume (in thousands of tons)	11.8	2.9%	8.8%	10.8	2.8%	2.5%	10.5	2.9%
Aircraft movements (in thousands)	77.3	8.8%	0.0%	77.4	9.1%	1.4%	76.2	9.1%
Brazil
Domestic Passengers (in millions)	12.2	27.2%	4.5%	11.7	28.4%	0.7%	11.6	30.7%
International Passengers (in millions)	0.6	2.0%	1.1%	0.5	2.0%	(22.8)%	0.7	2.9%
Transit passengers (in millions)	7.5	84.4%	5.7%	7.1	84.7%	(11.0)%	8.0	86.0%
Total passengers (in millions)	20.3	25.0%	4.8%	19.4	25.3%	(4.8)%	20.4	28.3%
Cargo volume (in thousands of tons)	65.9	16.1%	20.9%	54.5	14.0%	11.8%	48.7	13.5%
Aircraft movements (in thousands)	184.2	20.9%	(0.5)%	185.2	21.8%	(6.8)%	198.8	23.8%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	(25.0)%	0.0	0.0%	(15.6)%	0.0	0.0%
International Passengers (in millions)	2.3	8.3%	0.3%	2.3	8.4%	12.1%	2.0	8.2%
Transit passengers (in millions)	0.0	0.1%	(28.3)%	0.0	0.2%	4.6%	0.0	0.2%
Total passengers (in millions)	2.3	2.8%	0.1%	2.3	3.0%	12.0%	2.0	2.8%
Cargo volume (in thousands of tons)	27.5	6.7%	(2.5)%	28.2	7.2%	(2.6)%	29.0	8.0%
Aircraft movements (in thousands)	33.5	3.8%	(0.5)%	33.6	4.0%	3.9%	32.4	3.9%
Armenia
Domestic Passengers (in millions)	0.0	0.0%	0.0%	0.0	0.0%	0.0%	0.0	0.0%
International Passengers (in millions)	2.9	10.4%	11.9%	2.6	9.5%	20.6%	2.1	8.6%
Transit passengers (in millions)	—	0.0%	0.0%	—	0.0%	0.0%	—	0.0%
Total passengers (in millions)	2.9	3.5%	11.9%	2.6	3.3%	20.6%	2.1	2.9%
Cargo volume (in thousands of tons)	17.9	4.4%	(19.5)%	22.2	5.7%	29.7%	17.2	4.8%
Aircraft movements (in thousands)	24.1	2.7%	9.7%	22.0	2.6%	17.6%	18.7	2.2%

	For the Year Ended December 31,
	2018	% of Total	% Change Against Prior Year	2017	% of Total)	% Change Against Prior Year	2016	% of Total
Ecuador(1)
Domestic Passengers (in millions)	2.4	5.3%	8.2%	2.2	5.3%	(2.3)%	2.3	5.9%
International Passengers (in millions)	2.0	7.1%	5.1%	1.9	6.9%	0.5%	1.8	7.5%
Transit passengers (in millions)	0.1	0.8%	8.3%	0.1	0.8%	(35.5)%	0.1	1.1%
Total passengers (in millions)	4.4	5.4%	6.8%	4.1	5.4%	(1.9)%	4.2	5.9%
Cargo volume (in thousands of tons)	41.8	10.2%	12.7%	37.1	9.5%	(5.6)%	39.3	10.9%
Aircraft movements (in thousands)	79.6	9.0%	1.7%	78.2	9.2%	(10.7)%	87.6	10.5%
Peru(2)
Domestic Passengers (in millions)	3.4	7.7%	11.0%	3.1	7.5%	3.5%	3.0	7.9%
International Passengers (in millions)	0.0	0.0%	517.2%	0.0	0.0%	3.0%	0.0	0.0%
Transit passengers (in millions)	—	0.0%	0.0%	—	0.0%	0.0%	—	0.0%
Total passengers (in millions)	3.4	4.2%	11.0%	3.1	4.0%	3.5%	3.0	4.2%
Cargo volume (in thousands of tons)	4.9	1.2%	(3.0)%	5.0	1.3%	0.8%	5.0	1.4%
Aircraft movements (in thousands)	31.6	3.6%	9.2%	29.0	3.4%	(2.1)%	29.6	3.5%

(1)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.

(2)	We have included AAP’s operational data, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: aeronautical revenue, commercial revenue, construction service revenue and other revenue. Our consolidated revenue does not include revenue of our AAP (AAP Airports) or ECOGAL (Galapagos Airport) operations for the years ended December 31, 2018, 2017 and 2016, as they were accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2018, 2017 and 2016 is summarized below:

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue

Aeronautical revenue	716.2	50.2%	767.0	48.7%	673.5	49.3%
Non-aeronautical Revenue
Commercial revenue	507.0	35.6%	555.5	35.3%	522.2	38.2%
Construction service revenue	198.4	13.9%	250.1	15.9%	165.1	12.1%
Other Revenue	4.5	0.3%	2.5	0.2%	5.6	0.4%
Total consolidated revenue	1,426.1	100.0%	1,575.2	100.0%	1,366.3	100.0%

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

Commercial Revenue

The majority of our commercial revenue is derived from fees resulting from warehouse usage (which includes cargo storage, storage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

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

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax expense. Other expense consists of impairment loss and other operating expenses.

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$)	% of Total Expenses	(in millions of U.S.$)	% of Total Expenses	(in millions of U.S.$)	% of Total Expenses
Cost of services	971.4	63.5%	1,030.0	65.3%	859.1	62.2%
Selling, general and administrative expenses	171.9	11.2%	194.2	12.3%	170.9	12.4%
Financial loss	331.1	21.7%	302.0	19.1%	273.0	19.8%
Inflation adjustment	36.5	2.4%	N/A	N/A	N/A	N/A
Other expense	4.1	0.3%	4.8	0.3%	21.5	1.6%
Income tax expense	14.1	0.9%	46.9	3.0%	56.4	4.1%
Total expenses	1,529.1	100%	1,578.0	100.0%	1,380.8	100.0

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

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year
Aeronautical revenue	716.2	(6.6)%	767.0	13.9%	673.5	24.0%
Non-aeronautical Revenue
Commercial revenue	507.0	(8.7)%	555.5	6.4%	522.2	13.6%
Construction service revenue	198.4	(20.7)%	250.1	51.5%	165.1	(7.5)%
Other Revenue	4.5	80.7%	2.5	(54.8%)	5.6	(2.8)%

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year
Total consolidated revenue	1,426.1	(9.5)%	1,575.2	15.3%	1,366.3	15.1%
Cost of Services
Concession fees	171.4	(10.7)%	191.9	8.7%	176.5	31.9%
Amortization and depreciation	141.8	40.9%	100.7	12.4%	89.5	38.2%
Cost of fuel	38.9	39.9%	27.8	43.0%	19.5	(8.8)%
Salaries and social security contributions	191.1	(9.4)%	210.8	14.2%	184.6	11.4%
Taxes	17.7	(9.2)%	19.5	11.2%	17.5	547.1%
Maintenance expenses	131.0	(10.2)%	145.8	14.9%	126.9	0.9%
Construction service costs	196.3	(21.0)%	248.6	51.8%	163.7	(7.5)%
Services and fees	58.8	8.0%	54.5	11.1%	49.0	15.7%
Provision for maintenance cost	2.1	(9.6)%	2.3	(50.5)%	4.7	(13.2)%
Office expense	11.6	(32.8)%	17.3	8.6%	15.9	62.8%
Others	10.7	(1.2)%	10.8	(2.9)%	11.1	8.8%
Total Cost of Services	971.5	(5.7)%	1,030.0	19.9%	859.1	13.3%

Salaries and Social Security contributions	32.4	(9.4)%	35.8	2.8%	34.8	10.5%
Amortization and depreciation	9.2	20.7%	7.6	6.9%	7.2	(4.3)%
Services and fees	44.1	(24.6)%	58.5	21.6%	48.1	(8.3)%
Taxes	45.5	(17.0)%	54.9	7.8%	50.9	17.9%
Maintenance expenses	3.1	(26.6)%	4.2	(17.6)%	5.1	(13.4)%
Advertising	4.7	55.1%	3.0	36.6%	2.2	(31.4)%
Office expenses	10.2	(12.6)%	11.6	16.6%	10.0	(3.7)%
Insurances	2.0	(11.0)%	2.3	63.8%	1.4	170.2%
Charter service	0.8	0.0%	0.8	(28.6)%	1.2	(50.3)%
Bad debts recovery	(3.2)	1091.9%	(0.3)	(88.1)%	(2.2)	N/A
Bad debts	12.7	66.2%	7.7	288.2%	2.0	(23.2)%
Others	10.1	27.1%	8.0	(22.4)%	10.2	34.1%
Total selling, general and administrative expenses	171.9	(11.5)%	194.2	13.7%	170.9	2.2%
Reversal of previous impairment/(impairment loss)	—	—	3.1	(118.4)%	(16.6)	N/A
Other operating income	20.2	1.3%	20.0	17.8%	16.9	11.5%
Other operating expense	(4.1)	(16.2)%	(4.8)	(1.3)%	(4.9)	94.9%
Operating income	299.0	(19.0)%	369.1	11.3%	331.8	21.3%
Share of loss in associates	(4.1)	(73.8)%	(15.8)	1,113.0%	(1.3)	(98.1)%

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year
Income before financial results and income tax	294.8	(16.6)%	353.3	6.9%	330.5	61.8%
Financial income	76.3	21.9%	62.6	66.7%	37.5	(19.8)%
Inflation adjustment	(36.5)	100%	—	—	—	—
Financial loss	(331.1)	9.6%	(302.0)	10.7%	(273.0)	36.6%
Income before income tax expense	3.5	(96.9)%	113.8	19.7%	95.1	85.7%
Income tax expense	(14.1)	(69.9)%	(46.9)	(16.7)%	(56.4)	25.3%
Income (loss) for continuing operations	(10.6)	(115.8)%	66.9	72.8%	38.7	516.3%
Discontinued operations
Income (loss) from discontinued operations	—	—	—	(100.0)%	(9.5)	(108.4)%
Net income	(10.6)	(115.8)%	66.9	128.8%	29.2	(75.2)%
Attributable to Owners of the parent	7.1	(88.8)%	63.5	88.1%	33.8	(68.0)%
Non-controlling interest	(17.7)	(621.5)%	3.4	175.2%	(4.5)	(146.1)%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue)	(in millions of U.S.$)	% of Total Revenue
Argentina	822.7	57.7%	998.6	63.4%	840.9	61.5%
Italy	155.5	10.9%	154.5	9.8%	141.3	10.3%
Brazil	123.2	8.6%	128.8	8.2%	127.0	9.3%
Uruguay	116.3	8.2%	110.0	7.0%	97.8	7.2%
Armenia	118.4	8.3%	94.5	6.0%	73.2	5.4%
Ecuador(1)	89.2	6.3%	85.3	5.4%	85.3	6.2%
Unallocated	0.8	0.1%	3.4	0.2%	0.8	0.1%
Total consolidated revenue(1)(2)	1,426.1	100%	1,575.2	100.0%	1,366.3	100.0%

(1)	We account for the results of operations of ECOGAL using the equity method.
(2)	We account for the result of operations of AAP using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intrasegment adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2018	2017	2016
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Aeronautical revenue	377.8	429.5	366.1
Non-aeronautical Revenue
Commercial revenue	268.8	338.1	320.8
Construction service revenue	176.1	231.0	153.9
Other revenue	—	(0.0)	—
Total revenue	822.7	998.6	840.9
Italy
Aeronautical revenue	98.6	106.5	99.2
Non-aeronautical Revenue
Commercial revenue	36.8	31.8	29.5
Construction service revenue	15.8	13.8	8.0
Other revenue	4.3	2.3	4.7
Total revenue	155.5	154.5	141.3
Brazil
Aeronautical revenue	60.3	66.1	60.6
Non-aeronautical Revenue
Commercial revenue	62.9	62.6	65.6
Construction service revenue	—	—	—
Other revenue	—	0.1	0.9
Total revenue	123.2	128.8	127.0
Uruguay
Aeronautical revenue	62.7	56.3	47.7
Non-aeronautical Revenue
Commercial revenue	52.9	51.0	47.2
Construction service revenue	0.7	2.7	2.9
Other revenue	0.1	0.1	—
Total revenue	116.3	110.0	97.8
Ecuador
Aeronautical revenue	66.0	62.6	61.9
Non-aeronautical revenue
Commercial revenue	23.2	22.7	23.4
Construction service revenue	—	—	—
Other revenue	—	—	—
Total revenue	89.2	85.3	85.3
Armenia
Aeronautical revenue	50.9	46.0	38.1
Non-aeronautical Revenue
Commercial revenue	61.7	45.9	34.9
Construction service revenue	5.8	2.6	0.2
Other revenue	0.0	0.0	—
Total revenue	118.4	94.5	73.2
Unallocated
Aeronautical revenue	—	—	0.0
Non-aeronautical Revenue
Commercial revenue	0.7	3.4	0.8
Construction service revenue	—	—	—
Other revenue	0.2	0.0	—
Total revenue	0.8	3.4	0.8
Total consolidated revenue for all segments	1,426.1	1,575.2	1,366.3

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intrasegments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31
	2018		2017		2016
	(in millions of U.S.$)	% of Total Expenses(1)	(in millions of U.S.$)	% of Total Expenses(1)	(in millions of U.S.$)	% of Total Expenses(1)
Argentina	639.0	55.7%	736.1	59.9%	586.4	56.7%
Italy	128.7	11.2%	135.1	11.0%	123.5	11.9%
Brazil	125.6	10.9%	132.1	10.8%	123.3	11.9%
Uruguay	70.5	6.1%	66.5	5.4%	56.3	5.4%
Armenia	81.8	7.1%	65.0	5.3%	56.5	5.5%
Ecuador	69.2	6.0%	63.9	5.2%	62.1	6.0%
Unallocated	32.5	2.8%	30.3	2.5%	26.7	2.6%
Total segment expenses	1,147.4	100.0%	1,229.0	100.0%	1,034.8	100.0%

(1)	Excludes income tax, financial loss, depreciation and amortization.

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intrasegments adjustments allocated to each corresponding segment:

	For the Year Ended December 31
	2018	2017	2016
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Cost of Services	562.0	637.9	500.1
Selling, General and Administrative Expenses	75.4	96.9	85.1
Other operating expenses	1.6	1.3	1.3
Total Expenses	639.0	736.1	586.4
Italy
Cost of Services	115.1	104.3	96.3
Selling, General and Administrative Expenses	13.6	30.8	27.2
Other operating expenses	—	—	—
Total Expenses	128.7	135.1	123.5

	For the Year Ended December 31
	2018	2017	2016
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Brazil
Cost of Services	103.9	116.2	110.0
Selling, General and Administrative Expenses	20.2	14.4	12.6
Other operating expenses	1.4	1.6	0.6
Total Expenses	125.6	132.1	123.3
Uruguay
Cost of Services	56.0	54.2	46.7
Selling, General and Administrative Expenses	14.1	11.3	9.3
Other operating expenses	0.4	1.0	0.3
Total Expenses	70.5	66.5	56.3
Ecuador
Cost of Services	51.4	50.2	49.1
Selling, General and Administrative Expenses	17.8	13.6	13.6
Other operating expenses	0.1	0.1	(0.6)
Total Expenses	69.2	63.9	62.1
Armenia
Cost of Services	68.5	52.9	43.0
Selling, General and Administrative Expenses	12.7	11.3	11.3
Other operating expenses	0.6	0.8	2.3
Total Expenses	81.8	65.0	56.5
Unallocated
Cost of Services	14.5	14.3	14.0
Selling, General and Administrative Expenses	17.9	16.0	11.7
Other operating expenses	—	0.0	1.0
Total Expenses	32.5	30.3	26.7

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Revenue from Continuing Operations

Our revenue was U.S.$1,426.1 million for the year ended December 31, 2018, a 9.5% decrease from U.S.$1,575.2 million for the year ended December 31, 2017. This decrease in revenue of U.S.$149.0 million was principally due to the decrease of U.S.$175.9 million in our operations in Argentina which was offset by the increase of U.S.$ 23.9 million in our operations in Armenia.

The sum of the revenues reported for each of our segments equals the total amount of consolidated revenues as per the statement of income.

Argentina

Revenue from our Argentina segment was U.S.$822.7 million for the year ended December 31, 2018, a 17.6%, or U.S.$175.9 million, decrease as compared to U.S.$998.6 million for the year ended December 31, 2017. This decrease in revenues was mainly derived from the application of IAS 29, which had an overall negative impact of U.S.$112.2 million. See “Item 5–Operating and Financial Review–Factors Affecting Comparability of Prior Periods.” Overall, our revenue decrease in Argentina was principally the result of:

•	a decrease of U.S.$51.7 million, or 12.0%, in aeronautical revenue due to the application of IAS 29;

•	a decrease of U.S.$69.3 million, or 20.5%, in commercial revenue due to: (i) the application of IAS 29, (ii) a decrease in warehouse use fees due to the decrease in imports, (iii) a decrease in Duty Free shopping revenue due to the slight decrease in international passenger traffic and a reduction in consumption, and (iv) a decrease in revenue derived from parking facilities, among other revenue recorded in local currency, due to the devaluation of the Argentinian Peso against the U.S. Dollar; and

•	a decrease of U.S.$54.9 million, or 23.8%, in constructions services revenue. The decrease in constructions services revenue was also impacted by the devaluation of the Argentine Peso against the U.S. Dollar which was offset by an increase in capital expenditures.

Italy

Revenue from our Italy segment was U.S.$155.5 million for the year ended December 31, 2018, a 0.6% or U.S.$1.0 million increase as compared to U.S.$154.5 million for the year ended December 31, 2017. This increase in revenue was mainly the result of the following: (i) an increase of U.S.$4.9 million, or 15.4%, in commercial revenue derived from an increase in VIP Lounge and Parking Facilities revenue as a consequence of the increase in passenger traffic and an increase of fees charged on the new VIP lounge, (ii) an increase in revenue derived from new Retail Stores opened during 2018, (iii) an increase in construction service revenue of U.S.$2.0 million, or 14.8%, derived from an increase in capital expenditures, and (iv) an increase in other revenue of U.S.$2.0 million, or 84.4%, as a result of one-time recognitions by the Ministry of Economy and Finance of the CPI inflationary effect on airports fees at Florence Airport for the period of 1999 through 2008. All of the aforementioned increases were offset by the decrease of U.S.$ 8.0 million, or 7.5%, in aeronautical revenue derived from the fact that, as from 2018, we are recording payments under the new marketing support agreement netting aeronautical revenues.

Brazil

Revenue from our Brazil segment was U.S.$123.2 million for the year ended December 31, 2018, a 4.3% or U.S.$5.6 million decrease as compared to U.S.$128.8 million for the year ended December 31, 2017. This decrease was mainly due to a decrease in aeronautical revenue of U.S.$5.8 million, or 8.7%, in connection with the depreciation of the Real against the U.S.Dollar which was partially offset by the increase in passenger traffic and tariffs that we charge under the concessions.

Uruguay

Revenue from our Uruguay segment was U.S.$116.3 million for the year ended December 31, 2018, a 5.7% or U.S.$6.3 million increase as compared to U.S.$110.0 million for the year ended December 31, 2017. This increase was mainly derived from a U.S.$6.4 million increase in aeronautical revenue as a consequence of the increase in passenger tariffs and the security tariff that we charged for the first time during 2018.

Ecuador

Revenue from our Ecuador segment was U.S.$89.2 million for the year ended December 31, 2018, a 4.6% or U.S.$3.9 million increase as compared to U.S.$85.3 million for the year ended December 31, 2017. This increase was mainly due to the increase in aeronautical revenue of U.S.$3.4 million, or 5.4%, derived from the increase in passenger traffic combined with an increase in tariffs that we charge under the concessions.

Armenia

Revenue from our Armenia segment was U.S.$118.4 million for the year ended December 31, 2018, a 25.3% or U.S.$23.9 million increase as compared to U.S.$94.5 million for the year ended December 31, 2017. This increase in revenue was mainly derived from a U.S.$4.8 million, or 10.5%, increase in aeronautical revenue, as a consequence of the increase in passenger traffic, and a U.S.$15.8 million, or 34.5%, increase in commercial revenue due to the increase of revenue obtained from the sale of fuel at our Armenian airports.

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2018 and 2017.

Cost of Services from Continuing Operations

Cost of services decreased 5.7% to U.S.$971.4 million for the year ended December 31, 2018 compared to U.S.$1,030.0 million for the year ended December 31, 2017. This decrease in cost of services of U.S.$58.6 million was primarily due to a decrease of U.S.$75.9 million in Argentina which was offset by the increase of U.S.$15.7 million in Armenia.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$562.0 million for the year ended December 31, 2018, a 11.9% or U.S.$75.9 million decrease as compared to U.S.$637.9 million for the year ended December 31, 2017. This decrease in cost of services was primarily due to the change in the translation mechanism in connection with the application of IAS 29 combined with the significant devaluation of the Argentine peso during 2018, which had an overall impact of U.S.$ 25.2 million in our cost of services. The variation was also the result of a decrease in concession fees derived from a decrease in revenues. Other factors that impacted cost of services include a decrease in construction services cost, salaries and social security contributions and maintenance expenses primarily due to the greater impact of the devaluation as compared to the inflation. See “Item 5. Operating and financial review and prospects – Factors affecting comparability of prior periods.”

Depreciation and amortization included in cost of services was U.S.$74.2 million for the year ended December 31, 2018, a 133.9% or U.S.$42.5 million increase from U.S.$31.7 million for the year ended December 31, 2017. Such increase was also impacted by the change in the translation mechanism from the application of IAS 29.

Italy

Cost of services from our Italy segment was U.S.$115.1 million for the year ended December 31, 2018, a 10.4% or U.S.$10.8 million increase as compared to U.S.$104.3 million for the year ended December 31, 2017. This increase in cost of services was mainly due to the increase in external professional and institutional communication services and the increase in salaries and social contributions that we incurred as a consequence of the appreciation of the Euro against the U.S. Dollar.

Depreciation and amortization included in cost of services was U.S.$7.8  million for the year ended December 31, 2018 a 15.0% or U.S.$1.0 million increase from U.S.$6.8 million for the year ended December 31, 2017.

Brazil

Cost of services from our Brazil segment was U.S.$103.9 million for the year ended December 31, 2018, a 10.5% or U.S.$12.2 million decrease as compared to U.S.$116.2 million for the year ended December 31, 2017. This decrease was primarily due to the adjustment to the passenger curve and expectations for upcoming years, which resulted in the adjustment of the concession fees, and due to the depreciation of the Real against the U.S.Dollar.

Depreciation and amortization included in cost of services was U.S.$15.0 million for the year ended December 31, 2018, a 11.9% or U.S.$2.0 million decrease from U.S.$17.0 million for the year ended December 31, 2017.

Uruguay

Cost of services from our Uruguay segment was U.S.$56.0 million for the year ended December 31, 2018, a 3.2% or U.S.$1.7 million increase as compared to U.S.$54.2 million for the year ended December 31, 2017. This increase in cost of services was mainly due to an increase in maintenance costs, particularly as a result of the implementation of a new security system in our Carrasco Airport.

Depreciation and amortization included in cost of services was U.S.$12.8 million for the year ended December 31, 2018, a 2.3% or U.S.$0.3 million increase from U.S.$12.5 million for the year ended December 31, 2017.

Ecuador

Cost of services from our Ecuador segment was U.S.$51.4 million for the year ended December 31, 2018, a 2.3% or U.S.$1.1 million increase as compared to U.S.$50.2 million for the year ended December 31, 2017. This increase in cost of services was mainly a consequence of an increase in the concession fees, which included an increase in regulated revenues and an increase of 5% in the percentage of concession fee rate effective as of July 1, 2018 as agreed under the extension to the concession agreement. The aforementioned increase was offset by the decrease of the amortization and depreciation loss derived from extension of the concession term for five additional years.

Depreciation and amortization included in cost of services was U.S.$5.4 million for the year ended December 31, 2018, a 22.6% or U.S.$1.6 million decrease from U.S.$7.0 million for the year ended December 31, 2017.

Armenia

Cost of services from our Armenia segment was U.S.$68.5 million for the year ended December 31, 2018, a 29.7% or U.S.$15.7 million increase as compared to U.S.$52.9 million for the year ended December 31, 2017. This increase in cost of services was mainly due to an increase in cost of fuel.

Depreciation and amortization included in cost of services was U.S.$12.1 million for the year ended December 31, 2018, a 5.7% or U.S.$0.7 million increase from U.S.$11.4 million for the year ended December 31, 2017.

Unallocated

Cost of services from our unallocated segment only contain the depreciation and amortization which have increased 1.4% or U.S.$0.2 million from U.S.$14.3 million for the year ended December 31, 2017 to U.S.$14.5 million for the year ended December 31, 2018.

Gross Profit from Continuing Operations

Based on the above mentioned our gross profit decrease by 16.6% to U.S.$454.7 million for the year ended December 31, 2018 compared to U.S.$545.2 million for the year ended December 31, 2017.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses decreased by 11.5% to U.S.$171.8 million for the year ended December 31, 2018 compared to U.S.$194.2 million for the year ended December 31, 2017. This decrease of U.S.$22.4 million was primarily impacted by the decrease of U.S.$21.5 million in Argentina, the decrease of U.S.$17.2 million in Italy, both of which were offset by the increase of U.S.$4.2 million in Ecuador, the increase of U.S.$5.8 million in Brazil and the increase of U.S.$2.9 million in Uruguay.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$75.4 million for the year ended December 31, 2018, a 22.2% or U.S.$21.5 million decrease as compared to U.S.$96.9 million for the year ended December 31, 2017. This decrease in selling, general and administrative expenses was primarily due to the change in the translation mechanism resulting from the application of IAS 29, which amounted to U.S.$8.9 million, and a decrease in paid services and fees, a decrease in taxes derived from a decrease in revenue, and a decrease in paid salaries and social contributions due to the greater impact of the devaluation as compared to the inflation. See “Item 5. Operating and financial review and prospects – Factors affecting comparability of prior periods.”

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.0 million for the year ended December 31, 2018, a 144.3% or approximately U.S.$0.6 million increase from U.S.$0.4 million for the year ended December 31, 2017. Such increase was primarily due to the already explained change in the translation mechanism from the application of IAS 29.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$13.6 million for the year ended December 31, 2018, a 55.8% or U.S.$17.2 million decrease as compared to U.S.$30.8 million for the year ended December 31, 2017. This decrease was a result of the fact that during the year ended December 31, 2018, due to the fact that we are recording payments under the new marketing support agreement netting aeronautical revenues.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$4.1 million for the year ended December 31, 2018, a 17.5% or U.S.$0.6 million increase from U.S.$3.5 million for the year ended December 31, 2017.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$20.2 million for the year ended December 31, 2018, a 40.7% or U.S.$5.8 million increase as compared to U.S.$14.4 million for the year ended December 31, 2017. This increase resulted from an increase in bad debts, mainly vis-à-vis the debts owed to us by Avianca in Brazil, which was partially offset by bad debt recovery.

There was no depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2018 or December 31, 2017.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$14.1 million for the year ended December 31, 2018, a 25.5% or U.S.$2.9 million increase as compared to U.S.$11.3 million for the year ended December 31, 2017. This increase was mainly due to services and audit and sox fees in connection with our public offering process.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.8 million for the year ended December 31, 2018, a 45.9% or U.S.$0.3 million increase from U.S.$0.6 million for the year ended December 31, 2017.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$17.8 million for the year ended December 31, 2018, a 30.7% or U.S.$4.2 million increase as compared to U.S.$13.6 million for the year ended December 31, 2017. This increase was mainly due to the increase in bad debts and in services and fees that we incurred in connection with third-party professional services hired during 2018.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.5 million for the year ended December 31, 2018, a 42.6% or U.S.$0.2 million increase from U.S.$0.4 million for the year ended December 31, 2017.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$12.7 million for the year ended December 31, 2018, a 12.5% or U.S.$1.4 million increase as compared to U.S.$11.3 million for the year ended December 31, 2017. This increase was mainly due to the increase in taxes that we were required to pay as a result of the amendment of the local tax code.

Our depreciation and amortization included in selling, general and administrative expenses for our Armenia segment during the year ended December 31, 2018 suffered non-significant variations as compared to the year ended December 31, 2017.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$17.9 million for the year ended December 31, 2018, a 12.3% or U.S.$2.0 million increase from U.S.$16.0 million for the year ended December 31, 2017. This increase was mainly due to the increase in services, fees and expenses incurred by CAAP as a result of its reporting and compliance obligations as a public company.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$2.7 million for the year ended December 31, 2018 and for the year ended December 31, 2017.

Impairment Loss from Continuing Operations

In the year ended December 31, 2018, we did not record any impairment result. In the year ended December 31, 2017, we recorded an impairment gain of U.S.$3.1 million in Brazil as a reversal of the impairment loss related to the value of the Natal Concession Agreement. See also Note 12 to our Audited Consolidated Financial Statements.

Other Operating Income from Continuing Operations

Our other operating income increased by 1.3% to U.S.$20.2 million for the year ended December 31, 2018 compared to U.S.$20.0 million for the year ended December 31, 2017.

Other Operating Expenses from Continuing Operations

Other operating expenses decreased by 16.2% to U.S.$4.1 million for the year ended December 31, 2018 compared to U.S.$4.8 million for the year ended December 31, 2017.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income decreased by 19.0% to U.S.$299.0 million for the year ended December 31, 2018, compared to U.S.$369.1 million for the year ended December 31, 2017.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies decreased by 73.8% to U.S.$4.1 million for the year ended December 31, 2018 compared to U.S.$ 15.8 million for the year ended December 31, 2017. The decrease of U.S.$11.7 million was primarily due to the fact that in 2017 we recorded the following events which were not recorded in 2018 (i) an equity impairment in Peru of U.S.$5.9 million after the notification from the Government of Peru of unilateral termination of the concession for the construction and operation of the Cusco Airport in Peru, and (ii) a loss of U.S.$4.8 million derived from the equity investment of Aeropuertos Andinos del Peru S.A.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

Therefore, each segment’s Adjusted EBITDA measure equals the segment’s operating income plus the segment’s share of losses in associates plus the segment’s depreciation and amortization included in each segment’s cost of services and selling, general and administrative expenses, as further discussed in the respective sections above.

The sum of each segment’s Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services equals the total consolidated Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services. See “Presentation of Financial and Certain Other Information—Non-IFRS Information—Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

	For the Year Ended December 31,
	2018				2017
	(in millions of U.S.$	% of Total Adjusted EBITDA	Change against prior year (in millions of U.S.$)	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA
Argentina	274.8	61.6%	(40.5)	(12.8)%	315.2	68.3%
Italy	38.8	8.7%	9.0	30.1%	29.8	6.5%
Brazil	14.8	3.3%	(2.0)	(11.7)%	16.8	3.6%
Uruguay	57.8	13.0%	2.6	4.7%	55.2	12.0%
Armenia	48.8	10.9%	7.7	18.6%	41.2	8.9%
Ecuador	24.7	5.5%	(1.8)	(6.8)%	26.5	5.7%
Unallocated	(8.5)	(2.0)%	(1.2)	15.1%	(7.8)	(1.7)%
Peru	(5.3)	(1.1)%	10.4	(68.2)%	(15.3)	(3.3)%
Total segment EBITDA	445.9	100.0%	(15.8)	(3.4)%	461.6	100.0%

	For the Year Ended December 31,
	2018					2017
	(in millions of U.S.$	% of Total Adjusted EBITDA excluding Construction Services	Change against prior year (in millions of U.S.$)	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA excluding Construction Services
Argentina	274.6	61.9%	(40.4)	(12.8)%	315.2	68.5%
Italy	37.1	8.3%	8.4	29.4%	28.6	6.2%
Brazil	14.8	3.3%	(2.0)	(11.7)%	16.8	3.7%
Uruguay	57.7	13.0%	2.6	4.8%	55.1	12.0%
Armenia	48.7	11.0%	7.6	18.4%	41.1	8.9%
Ecuador	24.7	5.6%	(1.8)	(6.8)%	26.5	5.8%
Unallocated	(8.5)	(2.0)%	(1.2)	15.1%	(7.8)	(1.7)%
Peru	(5.3)	(1.1)%	10.4	(68.2)%	(15.3)	(3.3)%
Total segment EBITDA excluding Construction Services	443.8	100.0%	(16.3)	(3.5)%	460.1	100.0%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax decreased by 16.5% to U.S.$294.8 million for the year ended December 31, 2018, compared to U.S.$353.3 million for the year ended December 31, 2017.

Financial Income from Continuing Operations

Our financial income increased by 21.9% to U.S.$76.3 million for the year ended December 31, 2018, compared to financial income of U.S.$62.6 million for the year ended December 31, 2017. This increase of U.S.$13.7 million in financial income was primarily due to the increase of U.S.$23.1 million in foreign exchange income which was offset by the decrease of U.S.$12.0 million of interest income mainly resulting from a change in the investment portfolio of our Argetine subsidiary in 2018.

Financial Loss from Continuing Operations

Our financial loss increased by 9.6% to U.S.$331.1 million for the year ended December 31, 2018, compared to financial loss of U.S.$302.0 million for the year ended December 31, 2017. This increase of U.S.$29.1 million in financial loss was primarily due to the increase of U.S.$55.3 million in foreign exchange expenses, mostly incurred by our Argentine subsidiary, AA2000, which was offset by the decrease of U.S.$18.9 million in interest expenses mainly resulting from the fact that during 2017 we accrued the expense related to the issuance of bonds by our Argentine subsidiary, whereas in 2018 there was no expense accrual related to a similar transaction.

Inflation adjustment

Our inflation adjustment was a loss of U.S.$36.5 million for the year ended December 31, 2018, a 100% or U.S.$36.5 million increase compared to the year ended December 31, 2017 due to the first time application of IAS 29 in Argentine subsidiaries of CAAP during 2018.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax decreased by 96.9% to U.S.$3.5 million for the year ended December 31, 2018, compared to U.S.$113.8 million for the year ended December 31, 2017.

Income Tax Expense from Continuing Operations

Income taxes were U.S.$14.1 million for the year ended December 31, 2018, a 69.9% decrease from the U.S.$46.9 million recorded for the year ended December 31, 2017. This U.S.$32.8 million decrease was primarily due to the income tax benefit derived from the change in translation mechanism that resulted from the application of IAS 29 combined with the reduction of the statutory income tax rate for our Argentinean subsidiaries and the significant devaluation of the Argentine pesos during 2018. See “Item 10 Additional Information - E. Taxation.”

Income from Continuing Operations

As a result of the foregoing factors, our income from continuing operations decreased by 115.8% to U.S.$(10.6) million for the year ended December 31, 2018, which reflects a loss of U.S.$77.5 million compared to the income from continuing operations of U.S.$66.9 million for the year ended December 31, 2017.

Net Income

Taking into account our income from continuing operations, our net income decreased by 115.8% to U.S.$(10.6) million for the year ended December 31, 2018, which reflects a loss of U.S.$77.5 million compared to income of U.S.$66.9 million for the year ended December 31, 2017.

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

Operating Income from Continuing Operations

As a result of the foregoing, our operating income increased by 11.3% to U.S.$369.1 million for the year ended December 31, 2017, compared to U.S.$331.8 million for the year ended December 31, 2016.

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

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA.”

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

	For the Year Ended December 31,
	2017				2016
	(in millions of U.S.$	% of Total Adjusted EBITDA	Change against prior year (in millions of U.S.$.)	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA
Argentina	315.2	68.3%	21.1	7.2%	294.1	68.8%
Italy	29.8	6.5%	2.5	9.1%	27.3	6.4%
Brazil	16.8	3.6%	13.0	336.5%	3.8	0.9%
Uruguay	55.2	12.0%	1.5	2.7%	53.7	12.6%
Armenia	41.2	8.9%	13.1	46.6%	28.1	6.6%
Ecuador	26.5	5.7%	(1.5)	(5.4)%	28.0	6.5%
Unallocated	(7.8)	(1.7)%	(0.3)	3.9%	(7.5)	(1.7)%
Peru	(15.3)	(3.3)%	(14.9)	3745.0%	(0.4)	(0.1)%
Total segment EBITDA	461.6	100.0%	34.4	8.1%	427.2	100.0%

	For the Year Ended December 31,
	2017				2016
	(in millions of U.S.$	% of Total Adjusted EBITDA excluding Construction Services	Change against prior year (in millions of U.S.$.)	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA excluding Construction Services
Argentina	315.1	68.5%	21.1	7.2%	293.9	69.0%
Italy	28.6	6.2%	2.4	9.0%	26.3	6.2%
Brazil	16.8	3.7%	13.0	336.5%	3.8	0.9%
Uruguay	55.1	12.0%	1.5	2.8%	53.6	12.6%
Armenia	41.1	8.9%	13.0	46.4%	28.1	6.6%
Ecuador	26.5	5.8%	(1.5)	(5.4)%	28.0	6.6%
Unallocated	(7.8)	(1.7)%	(0.3)	3.9%	(7.5)	(1.8)%
Peru	(15.3)	(3.3)%	(14.9)	3749.6%	(0.4)	(0.1)%
Total segment EBITDA excluding Construction Services	460.1	100.0%	34.2	8.0%	425.9	100.0%

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

In the year ended December 31, 2018, we spent U.S.$176.5 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the refurnishment of the platfrom at Ezeiza Airport, construction of a new terminal building and repavement of the runway at the Comodoro Rivadavia Airport, expansion projects at the Iguazu and Jujuy Airports, and various other capital investment programs across other airports under the AA2000 Concession Agreement. In the year ended December 31, 2017, we spent U.S.$232.0 million on capital expenditures in Argentina, primarily for the remodeling of the Hall B and the runway at the Ezeiza Airport, the finalizing of the new parking building at the Aeroparque Airport and the extension of the runway at Tucumán Airport. In the year ended December 31, 2016, we spent U.S.$155.0 million on capital expenditures in Argentina, primarily for finalizing the remodeling of the terminal building at the Mendoza airport, together with the construction of a new runway, a new control tower and a parking building at the Aeroparque Airport, and to begin the construction of a new terminal building at the Comodoro Rivadavia airport.

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

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment under the master plan. Likewise, on February 6, 2019, we obtained a favorable opinion regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence Airport was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructures and Transport will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

In the year ended December 31, 2018, TA spent U.S.$17.1 million on intangible assets and U.S.$4.2 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments at the Pisa and Florence Airports and the new master plan of the Florence Airport (in particular, with respect with feasibility studies and engineering of flight infrastructure). Property, plant and equipment (“PPE”) investments focused primarily on machines and vehicles. In the year ended December 31, 2017, TA spent U.S.$14.9 million on intangible assets and U.S.$5.1 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments in the Florence Airport and security investments in the Pisa Airport. Property, plant and equipment (“PPE”) investments focused primarily on machines and vehicles. In the year ended December 31, 2016, TA spent U.S.$9.0 million and U.S.$3.1 million on intangible assets and property, plant and equipment, respectively. Intangible works focused primarily on the existing terminal to improve passenger flow, boarding area and offices, and air side works. PPE investments focused on handling equipment and other miscellaneous items.

During the next five years, we expect that our subsidiary TA will incur additional capital expenditures in the amount of approximately U.S.$300.0 million in the Florence and Pisa airports.

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

During the next five years, ICAB expects to incur additional mandatory investments in the amount of R.$.76.9 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we decided to redefine the project originally contemplated, and we are now planning a lower-capital intensive model. This new project would encompass a mix of commercial offerings, and would be funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

Pursuant to the Natal Concession Agreement, ICASGA is required to calculate certain operational metrics and submit such calculations to the Brazilian ANAC on a monthly basis, and such calculations are used to determine our additional investment requirements. We estimate that the existing infrastructure at the Natal Airport has the capacity to process more than six million passengers per year pursuant to the existing rules of the Natal Concession Agreement.

During the next five years, we do not anticipate that ICASGA will incur any material capital expenditures with respect to the Natal Airport, as it recently completed a R$10.0 million runway refurbishment during October 2017 and no further material capital expenditures are currently planned.

In the year ended December 31, 2018, we spent U.S.$6.9 million on capital expenditures at the Brasilia Airport, primarily for the construction of the runway and safety area (RESAs) and the expansion of the international boarding area. In the year ended December 31, 2017, we spent U.S.$10.1 million on capital expenditures at the Brasilia Airport, primarily for runway refurbishment and the completion of the fire-fighting system. In the year ended December 31, 2016, we spent U.S.$14.8 million on capital expenditures at the Brasilia Airport, primarily for runway refurbishment, final installments of our EPC agreement and investment in the expansion of commercial areas.

In year ended December 31, 2018, we spent U.S.$1.4 million on capital expenditures at the Natal Airport, primarily for replacement of windows along the airport terminal. In year ended December 31, 2017, we spent U.S.$3.5 million on capital expenditures at the Natal Airport, primarily for runway refurbishment. In the year ended December 31, 2016, we spent U.S.$1.9 million on capital expenditures at Natal Airport, primarily for repairs and refrigeration and electric systems.

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

In the year ended December 31, 2018, we spent U.S.$1.4 million on capital expenditures at the Carrasco Airport, primarily for purchases and replacement of screens, check-in equipment and new security system. In the year ended December 31, 2017, we spent U.S.$6.2 million on capital expenditures at the Carrasco Airport, primarily for the construction of a solar energy facility and a new hangar, and the expansion of the VIP areas and the MITRE program. In the year ended December 31, 2016, we spent U.S.$5.2 million on capital expenditures at the Carrasco Airport, primarily for hangar construction, and expansion of the VIP and MITRE program.

In the year ended December 31, 2018, we spent U.S.$0.4 million on capital expenditures at the Punta del Este Airport, primarily for remodeling on runways, monitors and control of beacon lights. In the year ended December 31, 2017, we spent U.S.$0.1 million on capital expenditures at the Punta del Este Airport, primarily for investment in fixed assets. In the year ended December 31, 2016, we spent U.S.$0.5 million on capital expenditures at the Punta del Este Airport, primarily for handling equipment and vehicles.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$7.1 million in the Carrasco Airport, as required by contract. We do not expect to incur in optional expenditures. Likewise, during the next five years and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$23.4 million in the Punta del Este Airport, all required by contract. We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program for approval, as the master development plan (including capital expenditures and improvements) is included within the terms of the relevant concession agreement.

On December 12, 2007, TAGSA and AAG entered into Addendum No. 03 to the Guayaquil Concession Agreement, which established new additional works in the amount of U.S.$18.5 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2019, works for the amount of U.S.$0.8 million are expected to be completed.

On August 21, 2014, ECOGAL and DGAC entered into Addendum No. 03 to the Galapagos Concession Agreement, which established new investments and rescheduled certain existing investments for the remaining term of the concession agreement.

In the year ended December 31, 2018, we spent U.S.$2.1 million on capital expenditures at the Guayaquil Airport, primarily for purchase of body scan and other security equipment. In the year ended December 31, 2017, we spent U.S.$0.9 million on capital expenditures at the Guayaquil Airport, primarily for purchase of explosives detectors and other security equipment. In the year ended December 31, 2016, we spent U.S.$0.4 million on capital expenditures at the Guayaquil Airport, primarily for machinery and equipment (security system), vehicles, and other investment.

In the year ended December 31, 2018, we spent U.S.$2.2 million on capital expenditures at the Galapagos Airport, primarily for the resurfacing of the central runway. In the year ended December 31, 2017, we spent U.S.$0.15 million on capital expenditures at the Galapagos Airport, primarily for terminal remodeling. In the year ended December 31, 2016, we spent U.S.$0.9 million on capital expenditures at the Galapagos Airport, primarily for platform refurbishment.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$37.0 million in the Guayaquil Airport, of which U.S.$32.0 million are expenditures required by contract and U.S.$ 5.0 million are optional expenditures. Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$11.1 million in the Galapagos Airport, of which U.S.$10.1 million are expenditures required by contract and U.S.$1.0 million are optional expenditures.

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

In the year ended December 31, 2018, we spent U.S.$6.6 million at the Zvartnots Airport and U.S.$1.4 million at the Shirak Airport on capital expenditures, primarily for construction of new infrastructure, acquisition of machinery, vehicles, computer appliances, tools and office equipment. In the year ended December 31, 2017, we spent U.S.$5.1 million at the Zvartnots Airport and U.S.$0.7 million at the Shirak Airport on capital expenditures, primarily for construction of new infrastructure, machinery, tools and office equipment. In the year ended December 31, 2016, we spent U.S.$2.0 million on investments at the Zvartnots Airport, primarily for airside improvements.

During the next five years, AIA expects to incur U.S.$61.8 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

Peru

On January 5, 2011, the MTC and the AAP entered into a concession agreement, pursuant to which the MTC granted AAP the concession for the operation, use and maintenance of the AAP Airports (“AAP Concession Agreement”). Under the terms of the AAP Concession Agreement, AAP is required to present a master development program, an equipment plan, and an airside rehabilitation and improvement program for approval by the Peruvian Government acting through the Dirección General de Aviación Civil (“Peruvian DGAC”) and a favorable opinion of OSITRAN. The master development program includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the whole period of concession. Once approved by the Peruvian DGAC and OSITRAN, these commitments become binding obligations under the terms of the AAP Concession Agreement, and must be updated every three years vis-à-vis equipment program and five years for master development plan and airside rehabilitation and improvement program.

We have submitted our set of development plans for the AAP Airports for the remaining period of the AAP Concession, and such development plans have recently been approved by the Peruvian DGAC and OSITRAN, including the airside rehabilitation and improvement program which was approved in February 2019.

In the years ended December 31, 2018 and 2017 we spent U.S.$8.2 and U.S.$3.9 million, respectively, on capital expenditures primarily on works performed at the Ayacucho Airport’s runways. In the year ended December 31, 2016, AAP did not make any capital expenditures at its airports.

During the next five years, AAP expects to incur additional capital expenditures in the amount of U.S.$222.7 million in the AAP Airports, of which U.S.$112.4 million are expenditures required by contract, mainly composed of U.S.$34.0 million required for the works to be performed at the Arequia and Tacna runways, and an additional U.S.$110.3 million as required by contract once the development plans are approved. The amounts to be invested each year will be jointly determined by AAP and the local authority on an annual basis and will be based on the number of passengers.

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2018, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$6.4 million, of which U.S.$4.6 million had been reserved as of such date. As of December 31, 2018, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$7.4 million, of which U.S.$4.8 million had been reserved as of such date. As of December 31, 2018, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$10.6 million, of which U.S.$9.5 million had been reserved as of such date.

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

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2018, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2018, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

In accordance with Peruvian law, our Peruvian associate must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2018, required legal reserves at our Peruvian associate amounted to an aggregate of approximately U.S.$4.9 million. We have not set aside a legal reserve as of such date.

Some of these operating subsidiaries have debt outstanding that may impose restrictions on such operating subsidiaries’ ability to pay dividends to their respective holding companies.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Cash Flows

Years ended December 31, 2018 and 2017

Operating Activities

The net cash provided by operating activities was U.S.$191.7 million for the year ended December 31, 2018, a 487.8% or U.S.$241.1 million increase as compared to U.S.$49.4 million in net cash used in operating activities for the year ended December 31, 2017. This increase was principally the result of (i) the decrease of U.S.$48.9 million in capital expenditures mainly related to less infrastructure investments made in Argentina during 2018 and due to the inflation adjustment effect and the devaluation of Argentine Peso against U.S. Dollars, (ii) the decrease of U.S.$60.1 million in income tax paid during year ended December 31, 2018, principally derived from the fact that, as a consequence of the high devaluation of the Argentine peso during 2018, the income tax advance payments made during the first months of 2018, covered and exceeded the entire income tax payable for 2018, and (iii) an increase of U.S.$134.1 million in net cash in Brazil derived from the fact that since in 2017, ICAB and ICASGA made a prepayment of approximately 45% and 100% of the concession fees due in 2018 under the Brasilia Concession Agreement and the Natal Concession Agreement, respectively, during the year ended December 31, 2018, ICAB and ICASGA only had to pay concession fees in the amount of U.S.$9.0 million.

Investing Activities

The net cash used in investing activities was U.S.$59.2 million for the year ended December 31, 2018, a 31.1% or U.S.$14.0 million increase as compared to U.S.$45.2 million in net cash used in investing activities for the year ended December 31, 2017. The increase in the net cash used in investing activities was primarily due to (i) the increase of U.S.$25.5 million in acquisition of other financial assets, principally in connection with the acquisition of Treasury bills by CAAP and AA2000, and (ii) a decrease of U.S.$9.4 million in loans with related parties principally caused by the decrease of the outstanding amount of the loan granted to Aeropuertos Andinos del Perú S.A. by CAAP in 2017.

Financing Activities

The net cash used in financing activities was U.S.$65.7 million for the year ended December 31, 2018, a 150.9% or U.S.$194.6 million decrease as compared to U.S.$129.0 million in net cash provided by financing activities for the year ended December 31, 2017. This decrease in cash flows from financing activities was primarily the result of (i) a decrease of U.S.$399.9 million in proceeds from borrowings principally resulting from the issuance of the Argentine Notes amounting to U.S.$388.4 million in 2017, (ii) an increase of U.S.$267.0 million in loans paid primarily due to an increase of U.S.$277.8 million in bank loans payments made in Brazil, an increase of U.S.$97.7 million in loans payment made by CAAP and an increase of U.S.$62.1 million derived from the payment of the notes issued by CA Italy, all of which were offset by the decrease of U.S.$187.7 million derived from the cancellation of AA2000’s notes in 2017. The decrease was offset by (iii) an increase of U.S.$195.6 million in connection with our initial public offering of CAAP, (iv) an increase of U.S.$185.9 million as a consequence of the release of the guarantee deposit made by CAAP in 2017 used as collateral under the loan of Inframérica with Banco Santander, (v) an increase of U.S.$56.6 million in disposal of subsidiaries principally due to the sale made by DICASA to Investment Corporation of Dubai of 25% of the share capital owned in Corporación America Italia S.p.A, (vi) a decrease of U.S.$40.7 million in additional acquisition of subsidiaries derived from the acquisition of additional shares in Toscana Aeroporti S.p.A by Coporacion America Italia S.p.A. during 2018, (vii) an increase of U.S.$37.1 million in proceeds from cash contributions made by Infraero and (viii) a decrease of U.S.$36.3 million in interest payments primarily due to the additional interest payment made in 2017 for the cancellation of the AA2000’s notes.

Years ended December 31, 2017 and 2016

Operating Activities

The net cash used in operating activities was U.S.$49.4 million for the year ended December 31, 2017, a 128.6% or U.S.$222.2 million decrease as compared to U.S.$172.8 million in net cash used in operating activities for the year ended December 31, 2016. Although we had a decrease in operating cash flows between December 31, 2017 and December 31, 2016, the Adjusted EBITDA for the year ended December 31, 2017 was U.S.$461.6 million, a 8.1% or U.S.$34.4 million increase, as compared to U.S.$ 427.2 million for the year ended December 31, 2016. This decrease in cash flows from operating activities was primarily due to (i) an increase of U.S.$75.6 million in capital expenditures related to infrastructure investments made in Argentina, (ii) an increase of U.S.$85.6 million in income tax paid during year ended December 31, 2017, principally in Argentina due to a higher income tax accrued in 2016 (paid during 2017) as compared to income tax accrued in 2015 (and paid during 2016) given the effect of a large devaluation of the Argentine peso against the U.S. dollar, (iii) a decrease of U.S.$56.9 million in Brazil primarily due to ICAB prepaying approximately 45% of the concession fees due in 2018 under the Brasilia Concession Agreement and the prepayment made by ICASGA of 100% of the concession fees due in 2018 under the Natal Concession Agreement, and (iv) a decrease of U.S.$4.1 million in various other operating cash flow categories.

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

Indebtedness

Set forth below is a summary of certain terms and conditions of our financing agreements:

CAAP

On August 1, 2016, Converse Bank, an affiliated company that is directly controlled by members of the Eurnekian family, granted CAAP a loan in an aggregate principal amount of U.S.$19.0 million. The loan bears an interest rate of 9.5%. The original maturity date for this loan was March 30, 2017. On March 31, 2017, the parties executed an amendment to extend the maturity date to March 31, 2018 and increase the interest rate to 9.75%. This loan was fully repaid in February 2018.

On November 18, 2016, Converse Bank granted CAAP a second loan in an aggregate principal amount of U.S.$1.2 million. The loan bears an interest rate of 8.75%. The original maturity date for this loan was November 20, 2017. On November 24, 2017, the parties executed an amendment to extend the maturity date to November 20, 2018 and decrease the interest rate to 8.25%. This loan was fully repaid in February 2018

On December 5, 2017, we entered into a working capital facility with Converse Bank, pursuant to which Converse Bank provided a loan to CAAP in the aggregate principal amount of U.S.$1.5 million maturing on June 4, 2018. We used the proceeds of this loan for working capital purposes. This loan was fully repaid in February 2018

On December 15, 2017, we entered into the Converse Bank Credit Facility, pursuant to which Converse Bank provided a loan to us in the aggregate principal amount of $11.0 million maturing on June 15, 2018. We used the proceeds of this loan to fund a portion of the cash collateral deposit required by the Banco Santander Bridge Loan Facility. This loan was fully repaid in February 2018

On December 20, 2017, we entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan to us in the aggregate principal amount of $15.0 million. Loans under the Julius Baer Credit Agreement are secured by cash collateral provided by the Majority Shareholder and mature 24 months from the closing date thereunder. We used the proceeds of this loan to fund a portion of the cash collateral deposit required by the Banco Santander Bridge Loan Facility. This loan was repaid on February 8, 2018.

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

Italy

CA Italy Note Issuance

On January 8, 2018, CA Italy issued €60.0 million aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CA Italy in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024.

In connection with the sale of the 25% interest in the share capital of CA Italy to Mataar Holdings 2 B.V., Dicasa Spain S.A.U. and Mataar Holdings 2 B.V. agreed, inter alia, to execute and deliver all documentation required to effect that such sale would constitute a permitted change of control under the terms and conditions of the Italian Notes.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CA Italy, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CA Italy’s holding in TA.

(i)	Mandatory Redemption

CA Italy must redeem the Italian Notes in whole, upon: (i) suspension, cancellation, termination, revocation (in each case, without replacement), forfeiture, surrender or transfer of the Florence Concession or the Pisa Concession to the extent that such event constitutes or is reasonably likely to constitute a material adverse change, or (ii) upon the loss of CA Italy’s ability to directly appoint and/or remove the majority (by voting power) of the members of the governing body or its ability to control the ordinary dividend policy of TA, or (iii) if CA Italy ceases to hold at least 50.1% of the issued share capital in TA.

CA Italy must also redeem the Italian Notes in whole or if the amount of the mandatory redemption is less than the principal outstanding amount of the Italian Notes as at the date of the mandatory redemption, then in part, upon occurrence of: (i) sale, lease, license, transfer, loan or other disposal by CA Italy of any asset, other than the shares which it holds in TA or any disposal of the concessions by CA Italy, or (ii) the disposition by CA Italy of any shares held by it in TA (subject to the exception set forth under the terms and conditions of the Italian Notes).

(ii)	Redemption at CA Italy’s Option

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

CA Italy may also redeem the Italian Notes in whole upon the occurrence of an equity cure event or if the applicable equity cure amount is less than the principal outstanding amount of the Italian Notes plus the relevant makewhole amount due under the terms and conditions of the Italian Notes as at the relevant equity cure redemption date, then in part and in each case on giving at least 5 and no more than 10 days’ irrevocable notice to the holders of the Italian Notes. The relevant equity cure amount must be used: (i) if from one calculation date under the terms and conditions of the Italian Notes to the following calculation date the EBITDA of CA Italy falls by 15% or less, to redeem a principal amount of the Italian Notes such that the total of the principal amount of the Italian Notes repaid (at 100% of their principal amount), interest accrued thereon and the makewhole amount equals the relevant equity cure amount; or (ii) if such EBITDA reduction is greater than 15%, to redeem a principal amount of the Italian Notes such that the total of the principal amount of the Italian Notes repaid (at 100% of their principal amount) and interest accrued thereon equals the relevant equity cure amount.

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

(iii)	Redemption at Noteholders’ Option

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

If the remuneration payable to the noteholders under the Italian Notes exceeds the maximum rate of interest permitted by Italian Usury Legislation, the noteholders will have the option to require CA Italy to redeem or purchase all or some of its Italian Notes at 101% of its principal outstanding amount together with interest accrued to the date upon which the relevant note is redeemed. If any event results in it becoming illegal under laws or regulations applicable to the holder of the Italian Notes to hold such Italian Notes (provided that such holder of Italian Notes has received a legal opinion so stating) (each, an “Illegality Event”), such holder of Italian Notes shall have the option to require CA Italy to redeem or, at CA Italy’s option, to purchase all or some of its Italian Notes within seven days of providing notice to the Issuer, at 100% of the principal outstanding amount, together with interest accrued to (but excluding) the date of such notice.

(iv)	General Covenants

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

The obligors of the Italian Notes are also prohibited from: (i) selling, transferring or otherwise disposing of any of their respective assets on terms whereby such assets are or may be leased to or re-acquired by an obligor of the Italian Notes or any other member of the group; (ii) selling, transferring or otherwise disposing of any of its receivables, creating or permitting liens over any of their assets (other than the liens under the Italian Notes or liens by operation of law); (iii) entering into guarantees (other than the guarantees contemplated under the Italian Notes); (iv) incurring any financial indebtedness (other than certain permitted indebtedness); (v) entering into sale-leaseback transactions or (vi) entering into agreements contemplating the establishment of bank account arrangements. CA Italy is also required to maintain a leverage ratio of less than 9.00:1 during each twelve-month period up to December 31, 2019 and 8.50:1 during each twelve-month period thereafter.

TA

On June 30, 2015, TA entered into the following bank loans (i) with MPS Capital Service for the principal amount of €12.8 million to mature on January 2022, and (ii) with “Banca Infrastruture Innovazione e Sviluppo” (“BIIS”), for the principal amount of €40.0 million to mature on September 2027. These loans were mainly used to finance and support infrastructure investments at the Florence and Pisa Airports.

Pursuant to these loan agreements, TA is required to comply with certain financial ratios. Likewise, as security under these loans, TA granted a pledge over a bank account which must have, at all times, a a minimum cash deposit of €1.0 million.

During 2017, TA entered into a short-term loan with Credito Emiliano S.p.A. for the principal amount of €5.0 million which was fully repaid in November, 2018.

Likewise, during 2018, TA entered into the following short-term loans: (i) with MPS Capital Service for the principal amount of €3.5 million which was fully repaid in November, 2018, (ii) with Cassa Di Risparmio di Firenze S.p.A. for the principal amount of €5.0 million which was fully repaid in November, 2018, (iii) with Unicredit S.p.A. for the principal amount of €5.0 million to mature in November 2019, (iv) with Banco BPM S.p.A. for the principal amount of €2.0 million to mature in April 2019, and (v) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €2.5 million to mature in July 2019.

Brazil

ICASGA

On December 21, 2012, ICASGA entered into a credit facility agreement with BNDES, as amended on September 25, 2013, February 3, 2014, October 1, 2014, July 8, 2016 and December 29, 2017, pursuant to which BNDES provided a loan to ICASGA in an aggregate principal amount of R$329.3 million to finance the construction of the Natal Airport. The loan was issued in nine tranches (Tranches A–I), each with varying interest rates and maturity dates. The loan is secured by (i) a pledge, granted by the Majority Shareholder and CAAP, of all ICASGA’s issued and outstanding shares, together with any dividends and distributions in connection therewith; (ii) an assignment of all of the present and future ICASGA rights arising from the Natal Concession Agreement and the amounts received in connection therewith, including indemnification payments, revenues and escrow deposits; and (iii) letters of guarantee issued by certain indirect shareholders and affiliates of ICASGA. On March 14, 2018, ICASGA made a prepayment of R$300.0 million under the debt with BNDES, which was a prerequisite for BNDES to grant a R$300.0 million credit to ICAB.

Payment by ICASGA of dividends or distributions exceeding 25.0% of net profits requires prior and express authorization of BNDES.

In accordance with the commitments assumed by the Majority Shareholder under the letter of guarantee, any merger, consolidation or disposition of all or substantially all of the assets of the Majority Shareholder requires prior and express authorization of BNDES.

ICAB

ICAB entered into three credit facility agreements to finance investments in the expansion, maintenance and operation of Brasilia Airport as follows: (i) credit facility agreement entered with BNDES entered on February 7, 2014, in an aggregate principal amount of R$558 million, issued in two tranches (Tranche A and Tranche B), with varying interest rates and maturity dates; (ii) credit facility agreement entered with the Brazilian Federal Savings Bank (Caixa Econômica Federal—“CEF”) entered on February 12, 2014, in an aggregate principal amount of R$235.8 million, issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates; and (iii) credit facility agreement entered with CEF on February 12, 2014, in an aggregate principal amount of R$47.2 million, issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates, which funds are required to fund construction works and equipment relating to the “Aerocity” to be installed in Brasilia Airport (“ICAB Loans”).

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

In March 2018, CAAP and BNDES entered into an amendment to the ICAB Loans pursuant to which (i) the interest-only period and the final maturity date were extended for an additional two years, and (ii) BNDES granted ICAB an additional loan in an amount equal to R$300.0 million under the same terms and conditions as the existing ICAB Loans. In March 2018, ICAB also repaid the outstanding amount of R$274.4 million under the credit facility with the Brazilian Federal Savings Bank (Caixa Econômica Federal—“CEF”).

Brazilian Refinancing Transactions

In December 2017, we entered into amendments and extension agreements with BNDES with respect to the ICAB Loans and the ICASGA Loans.

With respect to the ICAB Loans, the amendment and extension agreements extended the final maturity and the interest-only payment terms of such loans for an additional two years, and provided an interest capitalization period for 50% of the interest due for two years. Also, such agreements increased the size of the credit facility commitments by an additional R$300.0 million. We expect to repay the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement (as defined below) with new borrowings incurred in connection with the amendment and extension agreements, and the release of certain amounts held in the debt service reserve accounts as a result of the extension of the interest-only repayment terms under such BNDES credit facilities.

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

Brazilian 2017 Financing Transactions

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, we issued a promissory note in the aggregate principal amount of R$300.0 million, which would have matured on June 18, 2018. We used the proceeds of this loan to pay a portion of the concession fees due under the Brasilia Concession Agreement for 2017 and to prepay a portion of the concession fees due and payable in 2018. The loan under the Banco Santander Bridge Loan Facility was fully secured by (i) a cash deposit made by us under a time deposit pledge agreement entered on December 19, 2017 between us and Banco Santander, in the amount of R$300.0 million, which was funded with the proceeds of the loans made to us under the GS Credit Agreement, the Converse Bank Credit Facility, the Julius Baer Credit Agreement as well as with available cash on hand; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframerica. The loan under the Banco Santander Bridge Loan Facility was repaid on March 14, 2018.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$48.0 million. We used the proceeds of this loan to pay a portion of the concession fees due under the Brasilia Concession Agreement for 2017 and to prepay a portion of the concession fees due and payable in 2018. The obligations under the Citibank Credit Agreement were unsecured, but absolutely and unconditionally guaranteed by the Majority Shareholder. The loan under the Citibank Credit Agreement matured and was repaid on March 14, 2018.

On December 19, 2017, ICAB entered into a one-year term credit agreement with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$32.0 million. Obligations under the Banco Pine Credit Agreement are absolutely and unconditionally guaranteed by CAAP. Such loan is unsecured. On December 17, 2018, this loan was fully paid.

In February 2018, CAAP made an equity contribution to Inframerica, which in turn subscribed and paid for the issuance of new shares of ICAB, of approximately of R$148.3 million from cash in CAAP. In March 2018, CAAP used the cash released from the guarantee deposit under the Banco Santander Bridge Loan Facility to make an equity contribution to ICASGA of R$270.0 million. A substantial portion of the proceeds of these capital contributions were used to repay the existing indebtedness of these subsidiaries.

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

Peru

On April 10, 2019, AAP, as borrower, entered into a loan agreement with VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) in the amount of U.S.$10.5 million. Andino Investment Holdings S.A.A. and CAAP, as shareholders of AAP, were established as joint and several guarantors of AAP for the obligations under the loan agreement. For this purpose, CAAP issued an irrevocable first demand guarantee letter in the amount of U.S.$5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión. The loan shall be repaid within 10 years as of the first disbursement date.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

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

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Economico e Social “BNDES”) and Banco Citibank to ICAB, as determined by a final, non-appealable judgment of a court of competent jurisdiction. See “Certain Relationships and Related Party Transactions—Other Transactions with Affiliated Entities—Registration Rights and Indemnification Agreement.” We have also issued an irrevocable first demand guarantee letter in the amount of U.S.$5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión. See “Business—Indebtedness—Peru.”

F. DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our Contractual Obligations

Set forth below is a tabular presentation of our contractual obligations as of December 31, 2018, for the next five years, presented by type and nature of contractual obligation:

	Payments due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Master development programs(1)	35.2	38.9	42.5	101.6	218.3
Other capital expenditures(1) (2)	7.6	25.2	8.8	10.3	51.8
Long term Borrowings – principal amount	91.3	205.8	193.3	640.6	1,131.0
Borrowing-interest payments(3)	81.6	136.9	106.8	196.1	521.3
Other liabilities reflected on our consolidated statement of financial position(4)	224.5	175.8	180.6	2,091.1	2,672.0
Total	440.2	582.6	531.9	3,039.6	4,594.3

(1)	Includes AAP and ECOGAL.
(2)	Not including the optional capital expenditures in each country in which we operate.
(3)	Includes interest accrued as of December 31, 2018 and prospective interest.
(4)	Other liabilities reflected on our consolidated statements of financial position are mainly comprised by the concession fee payable under the Brazilian Concession Agreement.

G. SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our officers and directors as of the date of this annual report. There are no family relationships among the directors, executive officers or between any executive officer and director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. Unless otherwise indicated, the business address of all of our executive officers and directors is 4, rue de la Grève, L-1643, Luxembourg, Grand Duchy of Luxembourg. On February 26, 2019 Mr. Eduardo Eurnekian submitted his resignation as Board Chairman and Board Member of the Company. Mr. Daniel Marx has been appointed by the board of directors as new member of the Board effective as of February 28, 2019, and for an initial period ending on the date of the next annual general meeting of shareholders of the Company.

Name	Date of Birth	Position Held	First Appointment
Martín Francisco	November 28, 1978	Director	September 14, 2017
Antranik Eurnekian
Máximo Bomchil	May 13, 1950	Director	September 14, 2017
Roderick H. McGeoch	October 2, 1946	Director	September 14, 2017
David Arendt	April 4, 1953	Director	September 14, 2017
Valerie Pechon	November 10, 1975	Director	September 14, 2017
Carlo Alberto Montagna	February 27, 1964	Director	September 14, 2017
Daniel Marx	April 16, 1953	Director	February 28, 2019

Background of Our Officers and Directors

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

Máximo Luis Bomchil. Mr. Bomchil is Honorary Chairman of the law firm M. & M. Bomchil, former senior and managing partner of the firm and former head of the firm’s tax department. His practice focuses on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring. Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A. He is also a syndic of Central Vuelta de Obligado S.A., ENEL Costanera S.A. and Hidroeléctrica El Chocón S.A. Mr. Bomchil has a law degree from the Catholic University of Argentina (Universidad Católica Argentina) (1973), a Juris Doctor from Ludwig Maximilian University of Munich, Germany (1976), and a Master of Laws from the University College of London University (1977). Mr. Bomchil was appointed Board Chairman on February 28, 2019.

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

Daniel Marx. Mr. Marx is the Executive Director of Quantum Finanzas, a financial advisory firm based in Buenos Aires. Mr. Marx has an extensive track record in both the private and public sectors, where he held executive positions. He was Board Member of the Central Bank of Argentina from 1986 to 1988 and Secretary of Finance of the Argentine Ministry of Economy from 2000 to 2001 and Chief Debt Negotiator from 1988 to 2003 in charge of the design and execution of sovereign debt restructuring, financing program and relationship with international financial institutions and private banks. He also advised on the initial public offerings by several major Argentine companies and served on the boards of directors of various companies. He holds a degree in Economics from the University of Buenos Aires.

Our Senior Management

Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are implemented and reports to our board of directors.

The following table sets forth certain relevant information about our officers and senior management:

Name	Date of Birth	Position	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Chief Executive Officer	September 14, 2017
Raúl Guillermo Francos	July 1, 1947	Chief Financial Officer	September 14, 2017
Raúl Galante	July 24, 1960	Accounting and Tax Manager	September 14, 2017
Jorge Arruda	April 9, 1968	Finance and M&A Manager	September 14, 2017
Roberto Naldi	February 17, 1953	European Business Development Manager	September 14, 2017
Andrés Zenarruza	July 22, 1976	Legal Manager	September 14, 2017
Eugenio Perissé	March 2, 1959	Business Development Manager	September 14, 2017

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

Raúl Galante. Mr. Galante is our Accounting and Tax Manager, and he has also served as Chief Financial Officer for CAISA and Puerta del Sur, since 2008 to 2013, respectively. He also serves as director of Puerta del Sur and CAISA and as member of the board of ICASGA and ICAB. Mr. Galante has 10 years of experience in the airport industry, and his prior experience includes serving as CFO for companies of the EXXEL Group from 1998 to 2003 and as CFO of Malteria Uruguay from 1992 to 1998. Mr. Galante has a Public Accountant degree from the Universidad de la República, Montevideo, Uruguay.

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

Andrés Zenarruza. Mr. Zenarruza is our Legal Manager. Prior to joining us, Mr. Zenarruza practiced law in the legal department of the Corporate and Investment Bank of Citi in Argentina and as an associate at Baker and McKenzie’s Buenos Aires office. He received his law degree from the University of Buenos Aires (UBA) and a Master of Laws from the University of Cambridge in 2002. Mr. Zenarruza is a British Chevening Scholar and a Cambridge Overseas Trust Scholar.

Eugenio Perissé. Mr. Perissé is our Business Development Manager. Mr. Perissé has over 30 years of experience in airport planning, project coordination and on-site construction management. Mr. Perissé has an Architectural degree from Buenos Aires University.

B. COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2018, the total compensation paid by us to our directors and senior management was U.S.$4.1 million. In 2017, the total compensation paid by us to our directors and senior management was U.S.$2.3 million. In 2016, the total compensation paid by us to our directors and senior management was U.S.$2.0 million. We intend to adopt a compensation plan during the 2019 fiscal year.

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

Executive Committee

The Executive Committee currently consists of four members: our Chief Executive Officer, our Chief Financial Officer, our Accounting and Tax Manager and our Legal Manager, as permanent members. The Executive Committee is composed of Martín Eurnekian, Raúl Francos, Raúl Galante and Andrés Zenarruza. Our Chief Executive Officer (Martín Eurnekian) is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

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

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members: our Chief Executive Officer, our Business Development Manager, our European Business Development Manager, our Accounting & Tax Manager and our Financial and M&A Manager, as the regular members. The Acquisitions and Business Development Committee is currently comprised of Martín Eurnekian, Eugenio Perissé, Roberto Naldi, Raúl Galante and Jorge Arruda. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martín Eurnekian). The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

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

Disclosure Committee

The Disclosure Committee currently consists of four members: our Chief Executive Officer, Martín Francisco Antranik Eurnekian, our Chief Financial Officer, Raúl Guillermo Francos, our Legal Manager, Andrés Zenarruza and our Investor Relations Manager, Gimena Albanesi. This Committee oversees and reviews all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

D. EMPLOYEES

As of December 31, 2018, 2017 and 2016, we employed 6,059, 6,102 and 5,974 employees, respectively, of which 5,356, 5,058 and 4,910, respectively, worked on activities such as operations, maintenance, security, customer services, parking and charging of airport charges; and 703, 1,044 and 1,064, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate. As of December 31, 2018, 2017 and 2016, 66.7%, 66.8% and 54.0%, respectively, of our employees in Argentina were represented by two unions: (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico. The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016. We negotiate this collective bargaining agreement, and the other labor agreement to which we are a party, on an annual basis. We have not experienced any significant labor conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives. See “Risk Factors—Risks Related to Our Business and Industry—The majority of our workforce is unionized and we may be subject to organized labor action, including work stoppages and litigation.”

In addition, as of December 31, 2018, 2017 and 2016, 383, 377 and 358, respectively, of our employees in Italy (approximately 50.2%, 51.1% and 49.7%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract. Prior to the merger that created TA in 2015, the collective corporate contract was agreed, which avoided certain liabilities in connection with the reduction in staff generated by the merger. Additional collective corporate contracts have been executed to address issues regarding operational efficiencies and reductions in operating costs.

As of December 31, 2018, 163 of our employees in Brazil (approximately 17%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2018, 2017 and 2016:

	Number of Employees
	As of December 31,
	2018	2017	2016
Operations and infrastructure	5,356	5,058	4,910
Administration	703	1,044	1,064
Total	6,059	6,102	5,974

E. SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2019:

•	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all directors and executive officers as a group.

As of April 1, 2019, we had 160,022,262 issued and outstanding common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 6 Rue Eugene Ruppert, 2453 Luxembourg.

	Common shares Beneficially Owned as of April 1, 2019
	Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	82.1%
Our executive officers and directors:
Martín Francisco Antranik Eurnekian	0	0%
Máximo Bomchil	0	0%
Roderick H. McGeoch	0	0%
David Arendt	0	0%

	Common shares Beneficially Owned as of April 1, 2019
	Common Shares
	Number	%
Valerie Pechon	0	0%
Carlo Alberto Montagna	0	0%
Daniel Marx	0	0%
Raúl Guillermo Francos	0	0%
Raúl Galante	0	0%
Jorge Arruda	0	0%
Roberto Naldi	0	0%
Andres Zenarruza	0	0%
Eugenio Perissé	0	0%
All executive officers and directors as a group:	0	0%

ACI Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in Luxembourg, is 100% controlled by ACI Holding.

ACI Holding is a holding company that is 85% controlled by CAI and 15% controlled by A.C.I. Investment S.à r.l., CAI and A.C.I. Investment S.à r.l. are controlled by Liska.

Liska is controlled by SCF, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of five individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

B. RELATED-PARTY TRANSACTIONS

We have engaged in, and we expect that we will continue to engage in, transactions with and other related parties, including, without limitation, the transactions described below. Except as described below, we believe that these arrangements generally are on terms at least as favorable as those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable services. For more information regarding our relationships and transactions with related parties, see Note 26 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled by members of the Eurnekian family. Proden provides internal auditing, management control, financial assistance and technology outsourcing services to our following subsidiaries: Puerta del Sur, CAISA, TCU, TAGSA and ECOGAL. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008, as recently amended, AA2000 pays Proden a monthly rental fee of U.S.$227,970. During the years ended December 31, 2018, 2017 and 2016, we paid Proden U.S.$3.3 million, U.S.$5.7 million and U.S.$4.4 million, respectively, in connection with the services provided to all of our subsidiaries and with the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, is a corporation (sociedad anónima) organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides internal auditing, management control, financial assistance and technology outsourcing services to CAAP and to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU and TAGSA. During the year ended December 31, 2018, we paid SIASA U.S.$3.0 million corresponding to these services rendered to all the aforementioned subsidiaries.

Helport S.A.

Helport S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Helport”). Helport is currently controlled by Corporación Constructora S.A., which in turn is indirectly controlled by SCF. Helport provides AA2000 with a broad range of construction services including the construction works currently being performed at the airport located in Tucumán, Argentina and the redesign of the El Palomar Airport. During the years ended December 31, 2018, 2017 and 2016, AA2000 paid Helport U.S.$16.4 million, U.S.$2.9 million and U.S.$2.7 million, respectively. As of December 31, 2018, 2017, and 2016, AA2000 owed Helport U.S.$2.7 million, U.S.$3.7 million and U.S.$7.4 million, respectively.

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

All of the aforementioned loans that were secured by a cash collateral deposit made by an affiliated company, were fully repaid on February 8, 2018. For the years ended December 31, 2017 and 2016, we had an accrued interest expense of U.S.$2.0 million and U.S.$0.8 million, respectively, in respect of these loans. As of December 31, 2017, and 2016, the total outstanding aggregate principal amount under these loans with Converse Bank was U.S.$34.2 million and U.S.$21.0 million, respectively.

Corona Trading Corporation

On December 26, 2013, CAAP bought from Corona Trading Corporation, a subsidiary of Liska, the shares of Abafor S.A., who is a shareholder of CAISA. As of December 31, 2017 and 2016, we owed Corona Trading Corporation U.S.$1.5 million and U.S.$5.3 million, respectively, of the deferred purchase price. The purchase price was fully paid on May 3, 2018. For the years ended December 31, 2018, 2017 and 2016, we paid interest in the amount of U.S.$0.02 million, U.S.$0.2 million and U.S.$0.5 million, respectively, on the amount of the deferred purchase price.

Orotun S.A.

On June 26, 2015, CASA assigned to CASA Inmobiliaria S.A. its rights against us in respect of our purchase price obligation related to the purchase of ICASGA. These rights were then assigned by CASA Inmobiliaria S.A. to OROTUN S.A. on April 12, 2017. For the years ended December 31, 2018, 2017 and 2016, we had accrued interest expense of U.S.$0.2 million, U.S.$1.2 million and U.S.$1.2 million, respectively, in respect of this obligation. As of December 31, 2017 and 2016, the aggregate amount outstanding under these obligations was U.S.$26.4 million and U.S.$25.2 million, respectively. We repaid the loan with OROTUN S.A. on March 8, 2018.

Other Financial Agreements

As of December 31, 2018, 2017 and 2016, related parties owed CAAP and its subsidiaries U.S.$20.7 million, U.S.$5.2 million and U.S.$8.6 million, respectively, under other related party financing agreements. For the years ended December 31, 2018, 2017 and 2016, we had accrued interest income of U.S.$0.2 million, U.S.$0.5 million and U.S.$0.9 million, respectively, in respect of such related party financing agreements.

Corporación Aeroportuaria S.A.

On December 17, 2007, CASA granted a loan to Unitec Bio S.A., an affiliate which is indirectly controlled by SCF. Upon execution of several amendments to such loan agreement, the aggregate principal amount totaled U.S.$3.5 million. During June 2015, CASA was split off and the loan and other assets and liabilities were transferred to Corporación Aeroportuaria S.A., a shareholder of TAGSA. The loan bears an interest rate of 20%. On June 12, 2018, an amendment was executed to extend the maturity date to December 31, 2019 and increase the interest rate to 29%. During the years ended December 31, 2018, 2017 and 2016, the accrued interest we recorded in respect of this loan was U.S.$0.05 million, U.S.$0.2 million and U.S.$0.2 million, respectively. As of December 31, 2018, 2017 and 2016, the total outstanding amount under this loan was U.S.$0.7 million, U.S.$1.9 million and U.S.$1.9 million, respectively.

Other Transactions with Affiliated Companies

ECOGAL Management Support Agreement—Galapagos Airport

On April 15, 2011, ECOGAL, one of our associates, entered into a management support agreement with Corporación América Sudamericana S.A. Sucursal Ecuador (“CASE”), one of our subsidiaries. Pursuant to this management support agreement, CASE collects the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL pays CASA a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. During the years ended December 31, 2018, 2017 and 2016, ECOGAL accrued, but has not yet paid, CASA an amount of U.S.$0.6 million, U.S.$0.7 million and U.S.$0.5 million, respectively, for the services provided. As of December 31, 2018, 2017 and 2016, ECOGAL owed CASE U.S.$1.2 million, U.S.$2.1 million and U.S.$2.1 million respectively.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and International Airports Management LLC (“IAM”), one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM a fee equal to 5% of the aeronautical revenue of the airport, payable within 30 days of the end of each calendar month. During the years ended December 31, 2018, 2017 and 2016, AIA paid IAM an amount of U.S.$2.7 million, U.S.$2.4 million and U.S.$2.3 million, respectively, in respect of such services. As of December 31, 2018, 2017 and 2016, AIA owed IAM U.S.$0.2 million, U.S.$0.2 million and U.S.$0.2 million, respectively.

Cash and Equivalents

As of December 31, 2018 and 2017, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$.10.0 million and U.S.$.4.3 million, respectively.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several other related-party agreements. During years ended December 31, 2018, 2017 and 2016, we received from related parties an amount of U.S.$1.3 million, U.S.$2.7 million and U.S.$4.0 million, respectively, corresponding to the services provided by all of our subsidiaries. As of December 31, 2018, 2017 and 2016, we were owed U.S.$5.3 million, U.S.$1.6 million and U.S.$2.1 million, respectively, for related-party transactions, other than those described above.

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

Argentine Proceedings

Environmental Proceedings

We, our subconcessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. We have incurred and expect to continue to incur in compliance costs relating to such requirements. In addition, we could be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations, even if we were not at fault or if such matters were caused by a subconcessionaire, an aeronautical customer or other third party. Following the expiration or termination of our concession agreements, we could still be held liable for environmental damages that arise after such expiration, but which were caused while we were the concessionaire. Environmental claims have been asserted against us, and additional such claims may be asserted against us in the future.

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

In August 2011, Asociación de Superficiarios de la Patagonia brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement. The administrative federal court appointed the Argentine Center of Engineers (Centro Argentino de Ingenieros) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed by AA2000 for an amount equal to AR$97.4 million.

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

Two of the tax assessment proceedings were initiated against AA2000 with respect to income tax deductions in respect of services rendered by third parties. The total amount claimed under both proceedings was AR$15.0 million. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions, plus interest, through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million in 36 consecutive monthly installments. As of December 31, 2018, there is no outstanding amount under this facility. As of the date of this annual report, AA2000 has paid all of the monthly installments due to date under this facility.

The National Tax Court regulated attorneys fees for AR$613,458. The Company appealed the decision before the National Chamber of Appeals who confirmed the amount. In March 2018, AA2000 paid these fees in full.

The third and most significant tax assessment procedure was for AR$363.0 million with respect to income tax undocumented exemptions payments (pursuant to Section 37 of the Argentine Income Tax Code). The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by Corporación América Sudamericana S.A. (“CAS”), one of its shareholders, were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of this assessment proceeding to the Argentine National Tax Court.

Although we believe that we had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017, AA2000 agreed to comply with the extraordinary regime of regularization of tax obligations set forth by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The amount that AA2000 must pay for such extraordinary regime is AR$166.3 million plus interest, in 60 consecutive, monthly installments starting in March, 2017. As of the date of this annual report, AA2000 has paid all of the monthly installments due to date.

The National Tax Court regulated attorney fees for AR$4.0 million. On September 18, 2018, AA2000 appealed the decision before the National Chamber of Appeal. As of the date of annual report, decision from the National Chamber of Appeals is still pending.

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

On December 27, 2018, supported on Section 54 of Law 27.260, the Court ordered to: (a) override the defendants’ current cause since the facts presented were not consistent with the alleged payment evasion of the Profits for Undocumented Outputs tax corresponding to AA2000’s 2006 and 2007 annual fiscal years and the 2008 Income tax; and (b) suspend the criminal action vis-a-vis the alleged payment evasion of the Income tax and the Income tax for Undocumented Exits corresponding to AA2000’s 2009 annual fiscal year.

This decision was appealed by the Prosecutor Office. Consequently, the Chamber of Appeals will now have to intervene in order to confirm or override the Court’s ruling. If confirmed, the criminal case will be suspended until payment of the quotas is completed as committed by AA2000.

Civil Proceedings

A lawsuit was served to Aeropuertos del Neuquén S.A (“ANSA”) on October 26, 2018 by a supplier who claims damages stemming from the alleged breach by ANSA of an agreement for the financing of the construction of a hangar at the Neuquen Airport. ANSA filed its response on November 21, 2018. The total amount of the claim is U.S.$3.5 million. We understand that the claim is controversial since the non-compliance attributed to ANSA responds to the fact that the supplier did not comply first with its own obligation under the agreement.

On December 4, 2018, the Court ordered a seizure on the company’s accounts for the amount of U.S.$ 0.5 million. The seizure has been replaced by an insurance policy. This replacement is final and cannot be appealed.

Brazilian Proceedings

Administrative Proceedings before the Brazilian ANAC

ICAB filed two economic re-equilibrium claims before the Brazilian ANAC on December 29, 2015 and June 29, 2017, respectively. The first claim was for the amount of R$758.6 million and the second one for the amount of R$196.8 million. Therefore, ICAB claims before the Brazilian ANAC amount to R$955.4 million.

The claims were based on, among other matters, additional construction works required to complete the terminals and the runway that were not provided for in the Brasilia Airport Concession Agreement, and the negative impact of the new regulations enacted by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal at the Brasilia Airport and the loss of revenues as a result of modifications to the regulation affecting the air traffic system at the Congonhas Airport.

As of December 31, 2018, claims in the amount of R$925.7 million were denied by the Brazilian ANAC. Regarding the claim vis-à-vis the changes made in cargo tariffs (TECA-TECA), in August 2018, ANAC's Collegiate agreed to our request and ICAB was recognized an amount of R$9.5 million to be deducted from future fixed grants. The remaining R$20.2 million in claims, are still under review by the Brazilian ANAC. ICAB is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims.

On December 29, 2015, ICASGA filed claims in the total amount of R$1.0 billion before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government (EVTEA) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement.

As of December 31 2018, claims in the amount of R$973.3 million were denied by the Brazilian ANAC. The remaining claims are currently under review by the Brazilian ANAC. Likewise, due to a recent resolution issued on March 31, 2019, claims in the amount of R$989.7 million were denied by the Brazilian ANAC. The remainder of the claims totaling R$13 million are currently under review by the Brazilian ANAC. ICASGA is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims.

Civil Proceedings

Inframerica and its subsidiaries are defendants in various civil lawsuits, which individually and in the aggregate are not material.

In July 2016, ICAB filed an ordinary action against the Brazilian ANAC in order to suspend the payment of the annual fixed amount payable under the concession agreement while the economic re-equilibrium is pending final judgment. With judicial authorization, ICAB deposited R$245.7 million with the court, which amount represents the annual fixed amount payable under the concession for 2016.

The amount of R$253.0 million related to the annual fixed amount payable for 2017 was also judicialized and was grouped to the 2016 proceeding.  However, as the negotiation of rescheduling the annual fees payable for the remainder of the concession was agreed, on December 6, 2017, ICAB requested a waiver to terminate the proceeding.  This waiver request was granted, but the proceeding still stands in order to conclude a existing discussion regarding legal fees.

Inframérica identified three payments totaling R$858.0 million made during 2014, when Infravix was still an indirect shareholder of the Inframérica, to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. As of the date of this annual report, Inframérica has received no official notice of an ongoing investigation by Brazilian authorities in connection with these payments. Inframérica could be exposed to reputational harm and other adverse effects in connection with these payments. Additionally, if these payments are ultimately found to have been improper, fines and sanctions may be applied as well as other penalties.

Based on the opinion from external legal counsel of Inframérica, that made an assessment based on a criminal, civil and administrative legislation, Inframérica does not expect, considering the facts and circumstances known to date, losses to be material.

Ecuadorian Proceedings

Income Tax Claim

In June 2005, under the Free Zones Law, TAGSA was granted the concession for the administration and operation of a duty-free area for a 20 year-period, in order to develop commercial and service activities, construction of new terminals, improvement of existing facilities and operation of the Guayaquil Airport. Duty-free areas are entitled to certain tax benefits, including a 100% exemption from income tax, as well as VAT, among others.

In 2010, a new Production, Commercial and Investment Code was enacted in Ecuador, which repealed the law that created tax-free zones but included a grandfather clause that sets forth that concessions granted under previous regulations were not affected by these new dispositions.

However, the tax authority reviewed the 2010, 2012 and 2013 fiscal years and did not recognize the tax benefits granted by the Free Zones Law, and assessed additional income tax charges of U.S.$1.9 million, with interest and penalties included, for the fiscal year 2010, and U.S.$1.4 million and U.S.$2.2 million, interest and penalties not included, for fiscal years 2012 and 2013, respectively. TAGSA paid the amount due with respect to the 2010 and 2012 fiscal years.

The Ecuadorian Tax authorities have determined an additional tax charge for an amount of U.S.$2.4 million, U.S.$2.2 million and U.S.$3.3 million in relation with fiscal years 2014, 2015 and 2016 respectively, without interest or surcharges.

TAGSA obtained a favorable judgment that repealed the differences established by the local tax authority (Servicios de Rentas del Ecuador), in regards to the income tax determination for the years 2013 and 2014. The tax authority filed an extraordinary action of protection against this judgment which was also reject. The tax authority has now filed an appeal for cassation.

Likewise, TAGSA filed a claim for income tax determinations for 2015 and 2016, for which it also obtained a favorable judgment that repealed the differences established by the tax authority.

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

On September 11, 2017, CAAP sent written notice to the Peruvian Government notifying the Peruvian Government of its non-compliance with certain Peruvian Government obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between us (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to us.

On January 18, 2018, the Peruvian Government unilaterally terminated this treatment procedure without reaching an agreement yet. Pursuant to the Concession Agreement, negotiations should continue through an arbitration procedure. On January 22, 2018, Kuntur Wasi answered such notification and stated the following, among others: (i) that the Concession Agreement was still in place pursuant to Section 15.8.7; (ii) listed the main contractual breaches incurred by the Government; and (iii) required the cure of such breaches, otherwise Kuntur Wasi could terminate the Concession Agreement, Pursuant to Article 1429 of the Peruvian Civil Code.

After the 15-day term granted by Kuntur Wasi, the Government did not comply with its obligations and, therefore, Kuntur Wasi declared the termination of the Concession Agreement.

Pursuant to the Concession Agreement, negotiations should be to continue through an arbitration procedure. On June 21, 2018, Kuntur Wasi filed the arbitration procedure request before CIADI, the competent authority, who answered the request assuming jurisdiction in Peru. On the same date, CAAP also submitted to the CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

CIADI has already appointed the chairman of the arbitral court. However, the Government of Perú challenged the arbitrator appointed by Kuntur Wasi, and therefore, we are in the process of appointing a new arbitrator.

As of the date of this annual report, the amount of damages sought by Kuntur Wasi and CAAP in connection with the termination has not yet been determined.

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

The Superior Court of Justice of Lima, Peru, confirming the judgments of the First Instance Court, resolved on January 29, 2018 and January 30, 2018, that: (i) until the prosecutor properly asserts a claim of money laundering against Kuntur Wasi’s Peruvian management team, the allegation of criminal activity has not been properly established. The Prosecutor was given leave to amend his complaint and -establish the accusation and properly support his request, and (ii) the request for the lifting of bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, and Jose Balta (Kuntur Wasi Peruvian management), as well as of Kuntur Wasi, was rejected due to the lack of proof filed by the prosecutor.

Upon the Prosecutor’s request to extend the investigation, in Septemeber 2018, the Court decided to lift the bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, Jose Balta and Kuntur Wasi.

On December 11, 2018 the Argentine office of Economic Criminality and Money Laundering (Procelac) initiated a procedure against certain former and current directors of Corporación América S.A., based in the fact that this company, as shareholder of Kuntur Wasi, would have intervened as co-author in acts of transnational bribery, offering sums of money or other compensations to Peruvian officials, in order to obtain a substantial modification in the original terms of Chichero’s concession. The defendants answered the claim with strong arguments challenging Procelac allegations.

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

A. OFFER AND LISTING DETAILS

Our common shares trade solely on the NYSE under the symbol “CAAP.” Our common shares do not trade in any other market.

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

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of the Grand Duchy of Luxembourg. We are registered with the Trade and Companies Register in Luxembourg under the number B 174140. We were incorporated on December 14, 2012, under the name A.C.I. Airports International S.à r.l. The name changed to Corporación América Airports S.A. on September 14, 2017, upon conversion from a private limited liability company (société à responsabilité limitée) to a public limited liability company (société anonyme). Our registered office is currently located at 4, rue de la Grève L-1643 Luxembourg, Grand Duchy of Luxembourg.

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

Meetings of Shareholders

The board of directors shall convene at least one general shareholders meeting each calendar year (the “annual general meeting”) for the purpose of, among other things, approving the annual accounts, deciding on the allocation of the annual profit, if any, and as the case may be, electing or renewing the mandates of directors. Under Luxembourg Law, the annual general meeting must be held within six months of the end of the fiscal year. A general meeting can be adjourned at the request of one or more shareholders representing at least one tenth of the issued share capital.

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

Board of Directors

Our articles of association provide that our business is to be managed and conducted by or under the direction of our board of directors. In managing the business of the Company, the board of directors is vested with the broadest powers to perform or cause to be performed any actions necessary or useful in connection with the purpose of the Company. All powers not expressly reserved by the Luxembourg law or by the articles of association to the general shareholders meeting shall fall within the authority of the board of directors.

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

Taxation of the Company

A fixed registration duty of €75 will be payable at the moment of the incorporation of the Company and in the case of amendment of its articles of association or upon transfer lo Luxembourg of the registered office or the central administration of a civil or commercial company.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 26.01% for the fiscal year ending on 31 December 2018 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of 4 December 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates and all deductible expenses of the Company will be deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

The Company is subject to net wealth tax levied annually at a 0.5% rate on an amount up to EUR$500 million and 0.05% on the amount of taxable net wealth exceeding EUR$500.0 million. Under certain conditions, qualifying participations may be exempt from net wealth tax under the Luxembourg participation exemption regime.

Notwithstanding the above, a minimum net wealth tax is levied on corporate entities having their statutory seat or central administration in Luxembourg. For entities for which the sum of financial assets, transfereable securities and cash at bank exceeds 90% of their total gross assets and EUR$ 350,000, the minimum net wealth tax is set at EUR$4,815. For all other Luxembourg entities, the minimum net wealth ranges from EUR$535 to 32,100, depending on their total gross assets.

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

There is a double tax treaty between Luxembourg and the United States under which the Luxembourg withholding tax may be reduced to 5% if the beneficial owner of the dividend is a U.S. corporation that holds directly at least 10% of the voting stock of the Company (or to 0% if the beneficial owner holds at least 25% of the voting stock and certain other requirements are met). In addition, under Luxembourg domestic law, a dividend paid to a U.S. corporation may qualify for an exemption from Luxembourg withholding tax if it has held either (i) at least 10% of the stock of the Company or (ii) stock of the Company having an acquisition value of at least EUR1,200,000, for at least 12 months at the time of distribution. U.S. Holders (as defined below) should consult their own tax advisors regarding the availability to them of an exemption from Luxembourg withholding taxes.

Where the recipient of the dividend is not a U.S. corporation but is located elsewhere, a withholding tax exemption may apply under the participation exemption if cumulatively (i) the Shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation of an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity.

An Eligible Parent includes (a) a collective entity resident in a European Union (EU) Members State covered by Article 2 of Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different EU Member States, as amended (the “EU Parent-Subsidiary Directive”) and which are not excluded to benefit from the EU Parent-Subsidiary Directive under its mandatory anti-abuse rule (“GAAR”) provided for by Council Directive 2015/121/EU, as implemented in Luxembourg, or a Luxembourg permanent establishment thereof, (b) a collective entity resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such entity, (c) a joint-stock company or a cooperative company resident in the European Economic Area (EEA) other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such company or (d) a Swiss joint-stock company which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption or (e) a fully taxable Luxembourg resident collective entity or (f) the Luxembourg State, a Luxembourg municipality, an association of a Luxembourg municipality or an operation of Luxembourg public-law entity, (iv) a permanent establishment of an entity referred to at letters (a), (e) or (f) above. No withholding tax is levied on capital gains and liquidation proceeds.

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

Taxation of Capital Gains

Under current Luxembourg tax laws, capital gains realized by a Luxembourg resident individual Shareholder (acting in the course of the management of his/her private wealth) upon the disposal of his/her Shares are not subject to Luxembourg income tax, provided this disposal takes place more than six months after the Shares were acquired and he/she does not hold a substantial participation. The participation is considered as substantial (a “Substantial Participation”) if the Shareholder (i) holds or has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the share capital of the Company at any time during a period of five years before the realization of the capital gain or (ii) acquired his/her Shares for free during the five years preceding the disposal of his/her Shares and the previous holder of the Shares or, in the case of subsequent gratuitous transfers, one of the previous holders has held (either solely or together with his/her spouse or partner and minor children) directly or indirectly more than 10% of the share capital of the Company at any time during a period of five years before the realization of the capital gain.

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

Net Wealth Taxation

A corporate Shareholder, whether it is resident of Luxembourg for tax purposes or, if not, it maintains a permanent establishment or a permanent representative in Luxembourg through which/whom such Shares are held, is subject (but an exemption may apply under the conditions stated below) to Luxembourg wealth tax on such Shares, except if the Shareholder is governed by the law of 11 May 2007 on the family estate management company, as amended, by the law of 17 December 2010 on undertakings for collective investment, as amended, by the law of 13 February 2007 on specialized investment funds, as amended, by the law of 23 July 2016 on reserved alternative investment funds, or is a securitization company governed by the law of 22 March 2004 on securitization, as amended, or is a capital company governed by the law of 15 June 2004 on venture capital vehicles, as amended.

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

Other Taxes

Under current Luxembourg tax laws, no registration tax or similar tax is in principle payable by the Shareholder upon the acquisition, holding or disposal of the Shares. Registration duties may be due in the case where the shares are physically attached to a public deed or to any other document subject to mandatory registration, as well as in the case of a registration of the Shares on a voluntary basis.

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

Except as otherwise noted, this summary assumes that the Company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, which the Company believes to be the case. The Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

Potential investors in our common shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of our common shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Taxation of distributions

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the common shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC (defined below) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The common shares are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2018 taxable year and does not expect to be a PFIC for its 2019 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

The tax reform imposes, among other things, a capital gains tax on the sale or transfer by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are met: (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity. The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets, however, it may be reduced for residents of certain partner countries. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform.

Furthermore, transfers made within the same economic group are not taxable. Regulations published in December 2018 set forth that this requirement is met when (i) the transferors of the shares participate jointly, directly or indirectly, in 80% or more of the share capital of the acquirer, or (ii) one or more entities participate jointly, directly or indirectly, in 80% or more of the share capital of both the transferor and the acquirer. This requirement must be complied with for a two year period prior to the transfer of the shares. If a subsequent transfer is then made to a third party, the acquisition cost of the shares is equal that which was computed by the original acquirer of the shares part of the economic group.

The regulations have included an antiabuse rule which foresees that the exemption on capital gains on shares within the same economic group is not applicable when they were made with a tax oriented main purpose, including while considering the application of tax treaties.

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

F. DIVIDENDS AND PAYING AGENTS.

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at http://www.caap.aero/. Such filings and other information on its website are not incorporated by reference in this Annual Report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: 4, rue de la Grêve L-1643, Luxembourg. In compliance with New York Stock Exchange Corporate Governance Rule 303A.11, the Company provides on its website a summary of the differences between its corporate governance practices and those of U.S. domestic companies under the New York Stock Exchange listing standards.

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

As of December 31, 2018, our foreign currency-denominated borrowings amounted to an equivalent of U.S.$462.0 million, out of a total of U.S.$1,127.0 million. We do not hedge because a large percentage of our revenues are in U.S. dollars or linked to the U.S. dollar.

Of our total revenue for the years ended December 31, 2018, 2017 and 2016, a substantial amount was in U.S. dollars or was linked to the U.S. dollar because, for example, the revenues are calculated as a percentage of the total revenues of duty-free and other subconcessionaires generated in U.S. dollars.

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

We have significant monetary balances held by our subsidiaries at the end of each fiscal year that are denominated in currencies other than the functional currency of such subsidiaries. The following table sets forth a breakdown of our main monetary net assets and liabilities which may impact our profit and loss:

Currency Exposure/Functional Currency

	For the Year Ended December 31,
	2018	2017	2016
	(in thousands of U.S.$)
U.S. dollar/Argentine peso	(279.334)	(267,045)	(131,284)
Real/U.S. dollar	-	90,697	-
U.S. dollar/Armenian dram	(27,300)	(30,291)	(54,016)
Euro/Armenian dram	(29,456)	(50,939)	(47,473)
Euro/U.S. dollar	27,304	1,535	283
Uruguayan peso/U.S. dollar	(7,745)	(7,455)	(1,853)

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

The relevant exposure by currency pair is set forth below in thousands of U.S. dollars:

Euro—U.S. dollar: As of December 31, 2018, 2017 and 2016, consisting primarily of euro-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries and Luxembourg entities in which the functional currency was the U.S. dollar. A change of 1.0% in the euro—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$273.0 for the year ended December 31, 2018, U.S.$15.4 for the year ended December 31, 2017 and U.S.$2.8 for the year ended December 31, 2016.

Uruguayan peso—U.S. dollar: As of December 31, 2018, 2017 and 2016, consisting primarily of Uruguayan peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries in which the functional currency was the U.S. dollar. A change of 1.0% in the URU$/U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$77.5 for the year ended December 31, 2018, U.S.$74.6 for the year ended December 31, 2017 and U.S.$18.5 for the year ended December 31, 2016.

U.S. dollar—Argentine peso: As of December 31, 2018, 2017 and 2016, consisting primarily of U.S. dollar- denominated net monetary assets and liabilities at certain Argentine subsidiaries in which the functional currency was the Argentine peso. A change of 1.0% in the AR$—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$2,793.3 for the year ended December 31, 2018, U.S.$2,670.5 for the year ended December 31, 2017 and U.S.$1,312.8 for the year ended December 31, 2016.

U.S. dollar —Armenian dram: As of December 31, 2018, 2017 and 2016, consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the drams—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$273.0 for the year ended December 31, 2018, U.S.$302.9 for the year ended December 31, 2017 and U.S.$540.2 for the year ended December 31, 2016.

Euro—Armenian dram: As of December 31, 2018, 2017 and 2016, consisting primarily of euro-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the euro-Armenian dram exchange rate would have generated a pre-tax gain/loss of U.S.$294.6 for the year ended December 31, 2018, U.S.$509.4 for the year ended December 31, 2017 and U.S.$474.7 for the year ended December 31, 2016.

Real-U.S. dollar: As of December 31, 2018, consisting primarily of Real-denominated net monetary asset at certain Brazilian subsidiaries which functional currency was the U.S. dollar. A change of 1% in the Real/ USD exchange rate would have generated a pre-tax gain / loss of U.S.$0 as of December 31, 2018, U.S.$906.9 for the year ended December 31, 2017 and U.S.$0 for the year ended December 31, 2016.

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

The weighted average interest rate for our debt instruments denominated in Argentine pesos, euros and Brazilian reais was approximately 8.6% for the year ended December 31, 2018, 8.9% for the year ended December 31, 2017 and 10.5% for the year ended December 31, 2016. Our total borrowings with a variable rate amounted to U.S.$435.0 million (38.6% of total borrowings) for the year ended December 31, 2018, to U.S.$748.1 million (50.3% of total borrowings) in the aggregate at December 31, 2017 and to U.S.$476.7 million (43.1% of total borrowings) in the aggregate at December 31, 2016.

We estimate that, other factors being constant, a 10% increase in floating rates at year-end would decrease income before income tax expense for the years ended December 31, 2018, 2017 and 2016 by U.S.$5.0 million, U.S.$4.1 million and U.S.$3.8 million, respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect.

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

A. DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

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

B. MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

CAAP’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CAAP as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation and as set forth in its report dated April 11, 2019, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2018. The effectiveness of CAAP’s internal control over financial reporting as of December 31, 2018 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2018, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-2 of our Audited Consolidated Financial Statements herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered under this annual report, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Corporate Governance Code and Code of Conduct is available on the Corporate Governance section of our website at http://www.caap.aero/. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request to the us at the following address: 4, rue de la Grève L-1643, Luxembourg, Grand Duchy of Luxembourg.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2018, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2018 and 2017 are detailed below:

	For the Year Ended December 31,
	2018	2017

Audit fees	2,528	3,111
Audit related fees	651	99
Tax fees	76	82
All other fees	—	—
Total	3,255	3,292

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries. For the year ended December 31, 2017, it also includes audit fees related to our initial public offering.

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2018 and the fees paid for such services

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(a)	Financial Statements

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit
Number	Description

1.1.	Articles of Association of Corporación América Airports S.A.*
4.1.	English Translation of ORSNA Resolution No. 54/08 “Regulatory Accounting Manual.”
4.2.	English Translation of ORSNA Resolution No. 111/08 “Mechanisms for the Review of the Financial Projection of Income and Expenses.”
4.3.	English Translation of ORSNA Resolution No. 09/09.
4.4.	English Translation of ORSNA Resolution No. 125/11.
4.5.	English Translation of ORSNA Resolution No. 115/12.
4.6.	English Translation of ORSNA Resolution No. 44/14.
4.7.	English Translation of ORSNA Resolution No. 167/15.
4.8.	English Translation of ORSNA Resolution No. 100/16.
8.1.	List of Subsidiaries.
12.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2.	Certification of Raúl Guillermo Francos, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2.	Certification of Raúl Guillermo Francos, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Incorporated by reference to the Annual Report on Form 20-F filed by Corporación América Airports S.A. on April 27, 2018 (File No. 001-38354).

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

Dated: April 24, 2019

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended on December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2018 and 2017

and for the years ended December 31, 2018, 2017 and 2016

R.C.S. Luxembourg B 174.140

4,rue de la Grève

L – 1643 Luxembourg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Assessment on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Miguel Angel Urus
Partner
Buenos Aires, Argentina
April 11, 2019

We have served as the Company's auditor since 2017.

Management’s Annual Assessment on Internal Control over Financial Reporting

CAAP’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for CAAP as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of CAAP Group;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of CAAP Group are being made only in accordance with authorizations of Management and directors of CAAP Group; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of CAAP Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of CAAP Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the CAAP Group’s internal control over financial reporting was effective as of December 31, 2018. The effectiveness of CAAP Group’s internal control over financial reporting as of December 31, 2018 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

April 11, 2019

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Raúl Guillermo Francos
Name:	Martín Francisco Antranik Eurnekian	Name:	Raúl Guillermo Francos
Title:	Chief Executive Officer	Title:	Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended on December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

	Notes	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Continuing operations

Revenue	5	1,426,145	1,575,153	1,366,336
Cost of services	6	(971,425)	(1,029,983)	(859,074)
Gross profit		454,720	545,170	507,262
Selling, general and administrative expenses	7	(171,899)	(194,201)	(170,852)
Reversal of previous impairment / (impairment loss)	12	-	3,065	(16,638)
Other operating income	8	20,207	19,953	16,944
Other operating expense		(4,054)	(4,838)	(4,903)
Operating income		298,974	369,149	331,813
Share of loss in associates	10,14	(4,146)	(15,841)	(1,306)
Income before financial results and income tax		294,828	353,308	330,507
Financial income	9	76,281	62,555	37,521
Financial loss	9	(331,147)	(302,047)	(272,951)
Inflation adjustment	9	(36,460)	-	-
Income before income tax expense		3,502	113,816	95,077
Income tax expense	11	(14,101)	(46,925)	(56,359)
(Loss) / Income from continuing operations		(10,599)	66,891	38,718
Discontinued operations
Loss from discontinued operations	28	-	-	(9,478)
Net (loss) / income		(10,599)	66,891	29,240
Attributable to:
Owners of the parent		7,125	63,491	33,759
Non-controlling interest		(17,724)	3,400	(4,519)
		(10,599)	66,891	29,240
Earnings per share attributable to the owners of the parent	29
Weighted average number of ordinary shares (thousands)		158,848	148,118	148,118
Continuing operations
Basic and diluted earnings per share		0.04	0.43	0.29
Discontinued operations
Basic and diluted earnings per share		-	-	(0.06)
Continuing and discontinued operations
Basic and diluted earnings per share		0.04	0.43	0.23

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended on December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Net (loss) / income		(10,599)	66,891	29,240

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		277	18	(307)

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	14	(1,150)	432	(44)
Currency translation adjustment		(247,712)	(25,585)	(48,563)
Other comprehensive loss of continuing operations for the year, net of income tax		(248,585)	(25,135)	(48,914)
Currency translation adjustment from discontinued operations	28	-	-	4,277
Other comprehensive income of discontinued operations for the year, net of income tax		-	-	4,277
Total other comprehensive loss for the year		(248,585)	(25,135)	(44,637)
Total comprehensive (loss) / income for the year		(259,184)	41,756	(15,397)
Attributable to:
Owners of the parent		(154,213)	34,926	1,477
Non-controlling interest		(104,971)	6,830	(16,874)
		(259,184)	41,756	(15,397)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended on December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated STATEMENT OF FINANCIAL POSITION

	Notes	At December 31, 2018	At December 31, 2017

ASSETS
Non-current assets
Intangible assets, net	12	2,933,542	2,818,354
Property, plant and equipment, net	13	74,299	74,483
Investments in associates	14	10,886	13,435
Other financial assets at fair value through profit or loss	19	3,372	-
Other financial assets at amortized cost	19	2,339	2,500
Deferred tax assets	15	153,486	135,327
Other receivables	16	133,193	173,393
Trade receivables	18	1,419	4,244
		3,312,536	3,221,736
Current assets
Inventories	17	9,769	8,564
Other financial assets at fair value through profit or loss	19	38,007	16,214
Other financial assets at amortized cost	19	42,972	23,582
Other receivables	16	66,531	183,062
Current tax assets		13,701	4,621
Trade receivables	18	116,897	121,834
Cash and cash equivalents	20	244,865	221,601
		532,742	579,478
Total assets		3,845,278	3,801,214

EQUITY	24
Share capital		160,022	1,500,000
Share premium		180,486	-
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	-
Currency translation adjustment		(378,803)	(217,300)
Legal reserves		176	2
Other reserves		(1,324,731)	(1,344,008)
Retained earnings		394,156	138,034
Total attributable to owners of the parent		768,244	461,783
Non-controlling interests		454,453	335,359
Total equity		1,222,697	797,142

LIABILITIES
Non-current liabilities
Borrowings	21	1,027,751	1,113,655
Deferred tax liabilities	15	271,175	148,301
Other liabilities	22	871,596	1,006,792
Trade payables	23	1,508	3,302
		2,172,030	2,272,050
Current liabilities
Borrowings	21	98,907	372,790
Other liabilities	22	225,448	209,486
Current tax liabilities		11,555	21,934
Trade payables	23	114,641	127,812
		450,551	732,022
Total liabilities		2,622,581	3,004,072
Total equity and liabilities		3,845,278	3,801,214

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated statement of changes in equity

			Attributable to owners of the parent
	Share Capital	Share Premium	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non-controlling interests	Total
Balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax) (Note 2.X)	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjustment on initial application of IAS 29 (Note 2.W)	-	-	-	-	-	-	-	246,815	246,815	196,408	443,223
Adjusted balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	387,205	710,954	532,309	1,243,263
Shareholders contributions (Note 24f)	-	-	-	-	-	-	-	-	-	43,703	43,703
Income/(loss) for the year	-	-	-	-	-	-	-	7,125	7,125	(17,724)	(10,599)
Transfer to legal reserve	-	-	-	-	174	-	-	(174)	-	-	-
Reverse stock split (Note 24a)	(1,351,883)	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 24a and 24c)	11,905	180,486	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive loss for the year	-	-	-	-	-	(161,503)	165	-	(161,338)	(87,247)	(248,585)
Changes in non-controlling interests (Note 24d and 24f)	-	-	-	-	-	-	19,112	-	19,112	(16,588)	2,524
Balance at December 31, 2018	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Balance at January 1, 2017	20	-	1,907,328	-	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324
Shareholders contributions (Note 24b)	-	-	6,600	-	-	-	-	-	6,600	-	6,600
Refund of cash contributions (Note 24b)	-	-	(28,893)	-	-	-	-	-	(28,893)	-	(28,893)
Conversion (Note 24a)	1,499,980	-	(1,499,980)	-	-	-	-	-	-	-	-
Income for the year	-	-	-	-	-	-	-	63,491	63,491	3,400	66,891
Other comprehensive (loss) / income for the year	-	-	-	-	-	(28,579)	14	-	(28,565)	3,430	(25,135)
Changes in non-controlling interests (Note 24f)	-	-	-	-	-	-	-	-	-	(25,645)	(25,645)
Balance at December 31, 2017	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Balance at January 1, 2016	20	-	330,007	-	-	(156,731)	248,677	40,786	462,759	371,342	834,101
Shareholders contributions (Note 24b and 24d)	-	-	1,577,321	-	-	-	(1,556,827)	-	20,494	9,018	29,512
Income / (loss) for the year	-	-	-	-	-	-	-	33,759	33,759	(4,519)	29,240
Changes in legal reserves	-	-	-	-	2	-	-	(2)	-	-	-
Changes in other reserves (Note 24b)	-	-	-	-	-	-	(35,580)	-	(35,580)	-	(35,580)
Other comprehensive loss for the year	-	-	-	-	-	(31,990)	(292)	-	(32,282)	(12,355)	(44,637)
Changes in non-controlling interests (Note 24f)	-	-	-	-	-	-	-	-	-	(9,312)	(9,312)
Balance at December 31, 2016	20	-	1,907,328	-	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	For the year ended December 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016

Cash flows from operating activities
(Loss) / Income from continuing operations		(10,599)	66,891	38,718
Adjustments for:
Amortization and depreciation	12,13	175,829	138,130	122,882
Deferred income tax	11	(24,999)	(41,843)	(40,763)
Current income tax	11	39,100	88,768	97,122
Share of loss in associates	10	4,146	15,841	1,306
Reversal of previous impairment /(impairment loss)	12	-	(3,065)	16,638
Loss on disposals of property, plant and equipment and intangible assets		3,170	3,210	21
Unpaid concession fees		45,581	44,159	40,548
Changes in liability for Brazil concessions	9	86,331	98,122	107,408
Interest expense	9	96,301	115,223	118,219
Other financial results, net		(22,467)	(28,955)	402
Loss on disposals of subsidiaries		-	-	897
Net foreign exchange	9	91,434	59,221	26,383
Other accruals		4,027	7,033	(3,196)
Inflation adjustment		35,901	-	-
Acquisition of Intangible assets	12,27	(206,622)	(255,488)	(179,900)
Income tax paid		(45,664)	(105,716)	(20,083)
Changes in working capital	27	(79,808)	(250,953)	(153,830)
Net cash provided by / (used in) operating activities		191,661	(49,422)	172,772
Net cash used in discontinued operating activities	28	-	-	(8,155)

Cash flows from investing activities
Acquisition of/(cash contribution in) associates		(2,907)	-	10
Acquisition of other financial assets		(76,671)	(51,202)	(2,401)
Disposals of other financial assets		39,406	31,608	11,575
Purchase of Property, plant and equipment	13	(11,139)	(11,503)	(10,391)
Acquisition of Intangible assets	12	(1,176)	(1,664)	(848)
Net cash inflow on disposal of discontinued operations	28	-	-	10,381
Net cash inflow on disposal of subsidiaries/associates		-	-	6,988
Loans with related parties		(3,349)	(12,762)	20,261
Proceeds from sale of Property, plant and Equipment		49	175	269
"Piana di Castello" land advance		(3,583)	-	-
Others		185	186	-
Net cash (used in) / provided by investing activities		(59,185)	(45,162)	35,844
Net cash used in discontinued investing activities	28	-	-	(8,093)

Cash flows from financing activities
Proceeds from cash contributions	24	43,703	6,600	29,512
Refund of cash contributions	24	-	(28,893)	-
Additional acquisitions in subsidiaries	24	(40,731)	-	-
Disposal of partial interest in subsidiaries	24	56,638	-	-
Proceeds from borrowings		194,546	594,439	52,099
Initial Public Offering		195,601	-	-
Initial Public Offering expenses paid		(5,495)	-	-
Release of guarantee deposits		92,913	-	-
Release of restricted cash		-	30,873	-
Loans paid	21	(517,253)	(250,276)	(142,693)
Interest paid	21	(70,637)	(106,953)	(48,564)
Guarantee deposit	16	-	(92,999)	-
Dividends paid		(14,965)	(23,836)	(49,733)
Net cash provided by/ (used in) financing activities		(65,680)	128,955	(159,379)
Net cash provided by discontinued financing activities	28	-	-	-

Increase in cash and cash equivalents from continuing operations		66,796	34,371	49,237
Decrease in cash and cash equivalents from discontinued operations	28	-	-	(16,248)

Cash and cash equivalents
At the beginning of the year	20	221,601	182,116	153,889
Exchange rate income or (loss) and inflation adjustment on cash and cash equivalents		(43,532)	5,114	(4,762)
Increase in cash and cash equivalents from continuing operations		66,796	34,371	49,237
Decrease in cash and cash equivalents from discontinued operations		-	-	(16,248)
At the end of the year	20	244,865	221,601	182,116

Information of non-cash transactions has been disclosed in Note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Index TO the notes to the consolidated financial statements

1	General information, corporate reorganization and initial public offering
2	Basis of presentation and accounting policies
3	Financial risk management
4	Segment information
5	Revenue
6	Cost of services
7	Selling, general and administrative expenses
8	Other operating income
9	Financial results, net
10	Share of loss in associates
11	Income tax expense
12	Intangible assets, net
13	Property, plant and equipment, net
14	Investments in associates
15	Deferred income tax
16	Other receivables
17	Inventories
18	Trade receivables
19	Other financial assets
20	Cash and cash equivalents
21	Borrowings
22	Other liabilities
23	Trade payables
24	Equity
25	Contingencies, commitments and restrictions on the distribution of profits
26	Related party balances and transactions
27	Cash flow disclosures
28	Discontinued operations
29	Earnings per share
30	Subsequent events

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information, corporate reorganization and initial public offering

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

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

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

In addition, in connection with the initial public offering, the Company was converted on September 14, 2017, from a Luxembourg Limited Liability Company named A.C.I. Airports International S.à.r.l. (“ACI”) into a Luxembourg Corporation and changed its name to Corporación América Airports S.A. (the “Conversion”). In conjunction with the Conversion, all of the Company’s outstanding equity interests were converted into one billion five hundred million (1,500,000,000) shares of common stock which will be held by ACI Airports S.à.r.l. (the “Shareholder”). In connection with the Conversion, Corporación América Airports S.A. continues to hold all assets of ACI and assumes all of its liabilities and obligations.

The main adjustment of the Conversion principally gave effect to the recognition of the share capital of Corporación América Airports S.A. for a total nominal value of USD 1,500 million (USD 1 per share) and the elimination of the shares of A.C.I. Airports International S.à.r.l. for a total amount of USD 20 thousands and of the Free distributable reserves for a total amount of USD 1,499.9 million.

On January 19, 2018, the Shareholder approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split. It implied a reduction of share capital of USD 1,351,883 and an increase in Non-Distributable Reserves. In accordance with the provisions of the amended and restated articles of association of the Company, the non-distributable reserve may be distributed to its shareholders, from time to time, on a pro rata basis.

Initial Public Offering

On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares with a nominal value of USD 1 and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00. As a result, CAAP had proceeds of USD 195,601 net of underwriting discounts and commissions but before other issuing expenses.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information, corporate reorganization and initial public offering (Cont.)

Initial Public Offering (Cont.)

On February 5, 2018, the Executive Committee; in accordance with (i) the provisions of the articles of associations of the Company, and (ii) the resolutions taken by the Company´s board of directors which determined and confirmed the creation and composition of the Executive Committee and also the powers delegated to it with respect of the Initial Public Offering; resolved to approve the issuance of the new shares, acknowledged having received sufficient evidence showing that the subscription price of the new shares had been paid, and the amendment of the articles of associations in respect of the new share capital of USD 160,022,262.

These consolidated financial statements have been approved for issuance by the Company on April 11, 2019.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

A. Summary of significant accounting policies (Cont.)

Basis of preparation (Cont.)

New and amended standards adopted by the Group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2018:

-	IFRS 9 Financial Instruments
-	IFRS 15 Revenue from Contracts with Customers
-	Annual Improvements 2014-2016 cycle
-	Interpretation 22 Foreign Currency Transactions and Advance Consideration

The group had to change its accounting policies and make certain retrospective adjustments following the adoption of IFRS 9. This is disclosed in Note 2.X. The other amendments and interpretations listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

New and amended standards not yet adopted for CAAP

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2018 reporting periods and have not been early adopted by the group. The group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 16, “Leases”

In January 2016, IASB issued IFRS 16, "Leases", which will result in almost all leases being recognized on the balance sheet by leeses, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The group has reviewed its significant leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the group’s operating leases.

For lease commitments the group expects to recognize right-of-use assets and lease liabilities in a range of USD 18 – 22 million on January 1, 2019.

Regarding the activities as a lessor, the group does not expect any significant impact on the financial statements. However, some additional disclosures will be required from next year.

The group will apply the standard from its mandatory adoption date of January 1, 2019. The group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

Other standards and interpretations non-significant for the Company’s financial statements:

- IFRS 17 – Insurance contracts

- IFRIC 23 – Uncertainty over Income Tax Treatments.

- Amendments to IFRS 9 – Prepayment features with negative compensation

- Amendments to IAS 28 – Long-term interest in associates and Joint ventures

- Annual improvements to IFRS standards 2015-2017 cycle

- Amendments to IAS 19 – Plan amendment, curtailment or settlement

- Amendments to IAS 28 and IFRS 10 – Sale or contribution of assets between an investor and its associate or joint venture

- Amendments to IAS 1 and 8 – Definition of Material. These amendments must be applied prospectively for annual periods beginning on or after January 1, 2020.

- Amendments to IFRS 3 – Definition of a Business. Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

- Amendments to references to the conceptual framework in IFRS standards (issued in March 2018). These amendments must be applied as from January 1, 2020.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

Unrealized gains or losses arising from transactions between the Group and its associates are eliminated to the extent of CAAP’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group. The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Statement of Income under Share of loss in associates and Share of other comprehensive (loss) / income from associates. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

(3)	List of Subsidiaries

Detailed below are the subsidiaries of the Company which have been consolidated in the Consolidated Financial Statements. The percentage of ownership refers to the direct and indirect ownership of Corporación América Airports S.A in their subsidiaries at each period-end.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B       Group accounting policies (Cont.)

(3)       List of Subsidiaries (Cont.)

Holdings companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2018	2017	2016
Abafor S.A. (1)	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI AIA S.à r.l. (1) (2)	Luxembourg	Euros	Holding company	-	-	100.00%
ACI Airport Sudamérica S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (AIA) (1)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Cargo & Logistics S.A. (1)	Argentina	Argentine pesos	Holding company	98.63%	98.63%	98.63%
CASA Aeroportuaria S.A. (1)	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A.	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporación América Italia S.p.A.	Italy	Euros	Holding company	75.00%	100.00%	100.00%
Corporación América S.A.	Argentina	Argentine pesos	Holding company	95.37%	95.37%	95.37%
Corporación América Sudamericana S.A.	Panamá	U.S. dollars	Holding company	94.68%	94.68%	94.68%
DICASA Spain S.A.U. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
GOFI Investments S.L (3)	Spain	Euros	Holding company	-	100.00%	100.00%
Inframérica Participaçoes S.A. (1)	Brazil	Brazilian real	Holding company	99.96%	99.96%	99.96%
Yokelet S.L. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%

(1) These companies do not have relevant net assets other than the share of ownership in the operating companies included in the table below.

(2) This company was dissolved on June 30, 2017.

(3) This company was dissolved on March 15, 2018.

Operating companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2018	2017	2016
ACI do Brasil S.A.	Brazil	Brazilian real	Service company	99.99%	-	-
Aerocombustibles Argentinos S.A.	Argentina	Argentine pesos	Fueling company	92.98%	92.98%	92.98%
Aeropuerto de Bahía Blanca S.A.	Argentina	Argentine pesos	Airports Operation	81.06%	81.06%	81.06%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (4)	Argentina	Argentine pesos	Airports Operation	81.29%	81.29%	81.29%
Aeropuertos del Neuquén S.A.	Argentina	Argentine pesos	Airports Operation	74.10%	74.10%	74.10%
Armenia International Airports C.J.S.C.	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
C.A.I.S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A.	Argentina	Argentine pesos	Fuel plants	76.29%	76.29%	76.29%
Inframerica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	Brazil	Brazilian real	Airports Operation	50.98%	50.98%	50.98%
Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	Brazil	Brazilian real	Airports Operation	99.99%	99.97%	99.96%
Paoletti América S.A. (5)	Argentina	Argentine pesos	Service company	40.65%	40.65%	40.65%
Puerta del Sur S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A.	Argentina	Argentine pesos	Service company	80.73%	80.73%	80.73%
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (6)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A.	Argentina	Argentine pesos	Service company	56.91%	56.91%	56.91%
Toscana Aeroporti S.p.A. (7)	Italy	Euros	Airports Operation	46.71%	51.13%	51.13%
Villalonga Furlong S.A.	Argentina	Argentine pesos	Service company	78.91%	78.91%	78.91%

(4) Includes a 9.35% direct interest of Cedicor S.A. in AA2000, acquired by Cedicor S.A. in 2011. This participation is subject to the authorization by the ORSNA pursuant to section 7.2 of the Argentine Concession Agreement. As of the date of issuance of these Consolidated Financial Statements, the ORSNA has not issued any resolution approving or rejecting the aforementioned transaction. While this approval is pending, all economic and political rights pertaining to the shares, including all distributed dividends, have been assigned to Cedicor S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies (Cont.)

(3)	List of Subsidiaries (Cont.)

(5) The group has control over this company based on having majority representation in the board, power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(6) The group has control over this company based on having power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(7) The group has control over this company based on having a majority stake in Corporación América Italia S.A. that has 62.28% of ownership of Toscana Aeroporti S.p.A., power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

Summarized financial information in respect of each of the Group´s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	Toscana Aeroporti S.p.a.
	December 31, 2018	December 31, 2017
Non-current assets	239,489	236,893
Current assets	51,192	62,144
Total assets	290,681	299,037
Non-current liabilities	65,552	73,762
Current liabilities	89,414	89,057
Total liabilities	154,966	162,819
Equity	135,715	136,218
Revenue	155,482	154,526
Gross profit	40,405	50,269
Operating income	26,795	19,469
Financial Results	(1,543)	(1,630)
Share of income in associates	43	39
Income tax expense	(7,927)	(5,893)
Net income	17,368	11,985
Other comprehensive (loss) / income for the year	(6,115)	16,469
Total comprehensive income for the year	11,253	28,454
Dividends paid	(11,757)	(10,584)

Increase/(decrease) in cash
Provided by operating activities	24,552	13,345
Used in investing activities	(11,765)	(19,315)
Used in financing activities	(11,181)	(9,981)

	Terminal Aeroportuaria de Guayaquil S.A.
	December 31, 2018	December 31, 2017
Non-current assets	46,009	51,941
Current assets	44,145	42,760
Total assets	90,154	94,701
Non-current liabilities	2,098	6,571
Current liabilities	45,130	42,929
Total liabilities	47,228	49,500
Equity	42,926	45,201
Revenue	89,226	85,310
Gross profit	37,844	35,063
Operating income	18,717	19,087
Financial Results	(49)	(479)
Share of income in associates	-	-
Income tax expense	(4,053)	(1,653)
Net income	14,615	16,955
Other comprehensive income for the year	63	-
Total comprehensive income for the year	14,678	16,955
Dividends paid	(16,954)	(17,371)

Increase/(decrease) in cash
Provided by operating activities	24,743	24,743
Used in investing activities	(427)	(24,585)
Used in financing activities	(22,298)	(23,066)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B	Group accounting policies (Cont.)

(3)	List of Subsidiaries (Cont.)

	Inframerica Conssesionária do Aeroporto de Brasília S.A.
	December 31, 2018	December 31, 2017
Non-current assets	1,114,656	1,267,647
Current assets	38,807	48,747
Total assets	1,153,463	1,316,394
Non-current liabilities	1,036,857	1,060,174
Current liabilities	99,566	250,671
Total liabilities	1,136,423	1,310,845
Equity	17,040	5,549
Revenue	107,359	111,259
Gross profit	20,905	14,538
Operating income	4,188	(161)
Financial Results	(113,639)	(116,222)
Share of income in associates	-	-
Income tax expense	41,989	38,798
Net loss	(67,462)	(77,585)
Other comprehensive (loss) / income for the year	(10,552)	1,764
Total comprehensive loss for the year	(78,014)	(75,821)
Dividends paid	-	-

Increase / (decrease) in cash
Provided by / (used in) operating activities	42,185	(76,445)
Used in investing activities	(344)	(10,065)
(Used in) / provided by financing activities	(30,561)	87,216

	Aeropuertos Argentina 2000 S.A.
	December 31,	December 31,
	2018	2017
Non-current assets	1,053,818	707,952
Current assets	199,532	199,222
Total assets	1,253,350	907,174
Non-current liabilities	503,679	411,561
Current liabilities	146,274	150,225
Total liabilities	649,953	561,786
Equity	603,397	345,388
Revenue	813,248	994,782
Gross profit	257,940	360,822
Operating income	197,846	282,422
Financial Results	(137,265)	(52,788)
Share of income in associates	-	-
Income tax expense	(33,388)	(67,620)
Net income	27,193	162,014
Other comprehensive loss for the year	(214,547)	(50,945)
Total comprehensive (loss) / income for the year	(187,354)	111,069
Dividends paid	-	(76,178)

Increase / (decrease) in cash
Provided by / (used in) operating activities	57,527	(53,509)
Used in investing activities	(3,732)	(185)
(Used in) / provided by financing activities	(33,687)	129,370

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined. If such transactions occurred in a company applying IAS 29, after the above-mentioned translation, transactions are re-expressed in terms of the measuring unit current at the end of the reporting period.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included, if applicable, in “Financial income / Financial loss” in the Consolidated Statement of Income. Foreign exchange gains and losses derived from the net monetary position in subsidiaries applying IAS 29 are presented in real (inflation-adjusted) terms.

(3)	Translation of financial information in currencies other than the functional currency

Income and expenses of the subsidiaries whose functional currencies are not the U.S. dollar and are not in a hyperinflationary economy, are translated into U.S. dollars at average exchange rates. Assets and liabilities for each balance sheet presented are translated at the balance sheet date exchange rates.

All figures (income, expenses, assets and liabilities) of the subsidiaries whose functional currencies are the one of a hyperinflationary economy, are translated into U.S. dollars at the balance sheet date exchange rates, considering that all items are expressed in terms of the measuring unit current at the end of the reporting period.

Translation differences are recognized in other comprehensive income as “Currency Translation Adjustments”. As of December 31, 2018, 2017 and 2016, the Company recognized a translation loss of USD 247.7 million, USD 25.6 million and USD 44.3 million, respectively, arising from the translation of the investments in Argentina, Brazil, Italia and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in income as a gain or loss from the sale of such subsidiary.

D	Intangible assets

(1)	Concession Assets

The Group, through some of its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	Puerta del Sur S.A. and C.A.I.S.A., of major airports in Uruguay (Montevideo and Punta del Este).
-	Toscana Aeroporti S.p.A. (“TA”) a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. of Brasilia and São Gonçalo do Amarante airports, respectively.
-	Terminal Aeroportuaria de Guayaquil S.A. (TAGSA) of Guayaquil airport, “José Joaquin de Olmedo”.
-	Aeropuertos Argentina 2000 S.A. 35 airports in Argentina.
-	“Armenia” International Airports C.J.S.C. of the “Zvartnots” International Airport of Yerevan, Republic of Armenia.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

Accounting of the fixed concession fee under the Brazilian concession agreements are described in Note 22 a).

As part of the obligations arising from the concession agreements, the Group provides construction or upgrade services. IFRIC 12 “Service Concession Arrangements” requires to recognize revenues and costs from the construction or upgrade services provided. The fair value of the construction or upgrade service is equal to the construction or upgrade costs plus a reasonable margin.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

E	Property, plant and equipment

Property, plant and equipment is recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenses directly attributable to the acquisition of the items.

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

The Group’s critical accounting estimates are discussed below.

(a)	Impairment testing

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

(b)	Income taxes

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

(c)	Application of IFRIC 12

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

Trade and other receivables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 2.X. for further information about the group’s accounting for trade receivables and for a description of the group’s impairment policies.

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

J	Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

-	The share capital, share premium, legal reserve, free distributable reserves and non-distributable reserves calculated in accordance with Luxembourg Law;
-	The currency translation adjustment, other reserves, retained earnings and non-controlling interest.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

J	Equity (Cont.)

(2)	Share capital

Share capital is stated at nominal value. The Company had an authorized share capital of 20,000 shares having a nominal value of USD 1 per share as of December 31, 2016. As a consequence of the Conversion of the Company mentioned in Note 1 the share capital as of December 31, 2017 has a nominal value of USD 1,500 million (USD 1 per share). According to Note 1, and considering the reverse stock split and the initial public offering, share capital as of December 31, 2018 is USD 160 thousands (USD 1 per share).

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

Deferred income taxes recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from intangible assets adjusted for the effects of IAS 29 in Argentine subsidiaries, and the effect of valuation on fixed assets, inventories and provisions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

Q	Leases / Sub-concession of spaces

Assets owned under finance leases, through which all the risks and benefits associated with ownership are substantially transferred into the Group, are recognized as owned assets at their current value or, if lower, at the actual value of the minimum payments due for the leasing. The corresponding liability for the lessor is booked in the financial statement as financial debt. Assets are depreciated by applying the criterion and the rates used for owned assets.

The leases/sub-concessions where the lessor substantially maintains all the risks and benefits associated with the ownership of the assets are classified as operating leases. Costs referred to operating leases are recognized line-by-line in the Statement of Income along the term of the lease agreement.

Lease income from operating leases where the group is a lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature.

R	Revenue recognition

Group revenue arises mainly from airports operations and includes:

Aeronautical revenues

These revenues are those generally regulated under each airport’s concession agreement. They consist of passengers’ departure fees, landing, parking and other fees paid by the airlines.

Non-aeronautical revenues

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

Under the terms of IFRIC 12 “Service Concession Arrangements”, a concession operator may have a twofold activity:

- a construction activity in respect of its obligations to design, build and finance a new asset that it delivers to the grantor;

- an operating and maintenance activity in respect of concession assets.

As of December 31, 2017 revenue was recognized when the amount of revenue may have been reliably measured; it was probable that economic benefits associated with the transaction would have flowed to the Company, and when collection was reasonably assured.

Effective January 1, 2018, the Group adopted IFRS 15, changes in accounting policies for the group’s revenue are explained in Note 2.X.

S	Cost of services and other expenses

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

T	Government grant

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

U	Financial instruments

Non derivative financial instruments comprise investments in debt instruments, corporate bonds, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

The group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the group’s previous accounting policy.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

U	Financial instruments (Cont.)

Until December 31, 2017 the group classified its financial assets in the following categories:

▪	Financial assets at amortized cost: comprise trade receivables, other receivables and cash and cash equivalents and are measured at amortized cost using the effective interest method less any impairment.

▪	Financial assets at fair value through profit or loss: comprise corporate bonds and are measured at its fair value. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

▪	Financial liabilities: comprises borrowings, trade payables and other liabilities and are measured at amortized cost using the effective interest method.

The classification depended on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

See a detailed description of reclassification and subsequent measurement of financial instruments in Note 2.X.

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

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

V	Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker ("CODM"), which is the Group´s Board of Directors. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 4.

For management purposes, the Company analyzes its business based on strategic business units providing airport and non-airport services to clients in the different countries where business units are located. Assets, liabilities and results from holding companies are included as Unallocated.

W	Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceed the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The inflation adjustment was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (“INDEC”).

The Government Board of the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) issued Resolution JG 539/18, which prescribes the indices to be used by entities with a functional currency of the Argentine peso for the application of the restatement procedures. These indices are largely based on the Wholesale Price Index for periods up to December 31, 2016 and the Retail Price Index thereafter.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

W	Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The price index as of December 31, 2018 was 184.25 (124.79 as of December 31, 2017) and the conversion factor derived from the indexes for the year ended December 31, 2018, was 1.48.

The main procedures for the above-mentioned adjustment are as follows:

• Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

• Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors at the date of the transactions.

• All items in the statement of income are restated by applying the relevant conversion factors.

• The effect of inflation on the Company’s net monetary position is included in Inflation adjustment in the statement of income. Exchange rate gains and losses derived from the net monetary position are presented in real (inflation-adjusted) terms.

• Comparative amounts are the figures presented as current year amounts in the relevant prior year financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy. Therefore, the adjustment of the restated amounts of net assets as of prior period to reflect the cumulative inflation is included as an initial balance adjustment within Retained earnings line.

• The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting. This is because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of the current period is included in Other comprehensive (loss) / income for the period line.

X	Change in accounting policies

IFRS 9, “Financial Instruments”

The group has adopted IFRS 9 as issued in July 2014, which resulted in changes in accounting policies and adjustments to the amounts recognized as of January 1, 2018.

This standard replaces the previously issued versions of IAS 39 and establishes new requirements for hedge accounting and a new model of impairment for financial assets, effective from January 1, 2018.

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses, as is the case under IAS 39.

The accounting policies were changed as of January 1, 2018 to comply with IFRS 9.

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7 Financial Instruments: Disclosures.

As permitted by the transitional provisions of IFRS 9, the Group has elected not to restate comparative figures.

(a) Impact of adopting IFRS 9

The total impact on the Group’s retained earnings due to measurement of financial instruments as of January 1, 2018 is as follows:

	Retained Earnings	Non- controlling interests
Opening balance - IAS 39	138,034	335,359
Decrease in provision for trade receivables	3,142	723
Decrease in deferred tax assets relating to impairment provisions	(786)	(181)
Adjustment to retained earnings from adoption of IFRS 9	2,356	542
Opening balance – IFRS 9	140,390	335,901

(b) Classification and measurement of financial instruments

On January 1, 2018, the Group’s management has assessed which business models apply to the financial assets held by the group at the date of initial application of IFRS 9 (January 1, 2018) and has classified its financial instruments into the appropriate IFRS 9 categories.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

X	Change in accounting policies (Cont.)

Reclassifications of financial instruments on adoption of IFRS 9

On the date of initial application, January 1, 2018, the financial instruments of the group were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original (IAS 39)	New (IFRS 9)	Original	New	Difference

Assets as per the statement of financial position
Other financial assets	AC*	AC*	26,082	26,082	-
Other financial assets	FVPL**	FVPL**	16,214	16,214	-
Other receivables	AC*	AC*	293,578	293,578	-
Trade receivables	AC*	AC*	126,078	129,943	3,865
Cash and cash equivalents	AC*	AC*	221,601	221,601	-
Liabilities as per the statement of financial position
Borrowings	AC*	AC*	1,486,445	1,486,445	-
Trade payables and other liabilities	AC*	AC*	1,198,562	1,198,562	-

*	AC = financial instruments measured at amortized cost
**	FVPL = financial instruments measured at fair value through profit or loss

(c) IFRS 9 Financial Instruments – Accounting policies applied from January 1, 2018

From January 1, 2018, the Company classifies its financial assets in the following measurement categories:

(i)	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method.

(ii)	Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

(iii)	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

See also IFRS 9 adoption as of December 31, 2018 in Note 3.A(iii).

IFRS 15, “Revenue from contracts with customers”

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

To determine whether to recognize revenue, the Group follows a five-step process:

1.	Identifying the contract with a customer
2.	Identifying the performance obligations
3.	Determining the transaction price
4.	Allocating the transaction price to the performance obligations
5.	Recognizing revenue when/as performance obligation(s) are satisfied.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

X	Change in accounting policies (Cont.)

Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The Company´s management has determined that the adoption of this standard did not have a significant impact on the Company´s financial condition or results of operations.

Revenue is recognized either over time or at a point in time, when (or as) the Group satisfies performance obligations by transferring the promised services or goods to its customers.

Revenue from aeronautical services, derived from the use of our airports facilities by aircrafts and passengers, is recognized over time as the services are provided. The Group considers that it has completed its performance obligations when the services are rendered to its customers. The Group does not defer collection terms in excess of the normal market terms, so there is no need to distinguish between a commercial component and a revenue interest component.

Revenue from non-aeronautical activities such as commercial revenue (excluding sale of goods, leases and sub-concession of spaces) and construction services are recognized over time. The Group considers that it has completed its performance obligations when the services are rendered to its customers or construction costs are incurred.

Revenue from sale of goods, mainly fueling, is recognized at a point in time when control of the goods is transferred to the customer and the customer obtains the benefits from the goods. The Group considers that it has completed its performance obligations when the goods are supplied to its customers.

Contracts relating to the sub-concession of spaces and commercial areas (non-aeronautical revenues) are excluded from the application of IFRS 15 as they fall within the scope of IAS 17 "Leases", see Note 2.Q.

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Revenue is shown net of value-added tax and discounts. Intercompany balances with subsidiaries have been eliminated in consolidation.

Effective January 1, 2018, the Group adopted this standard using the modified retrospective adoption approach. No cumulative effect adjustment was recorded upon transition to IFRS 15.

There were no other changes on accounting policies and accounting methods. The standards that are mandatory effective on or after January 1, 2018 were applied by the group.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

Currency Exposure / Functional currency	As of December 31, 2018	As of December 31, 2017

U.S. dollar / Argentine Peso	(279,334)	(267,045)
Real / U.S. dollar	-	90,697
Euro / Armenian dram	(29,456)	(50,939)
U.S. dollar / Armenian dram	(27,300)	(30,291)
Euro / U.S. dollar	27,304	1,535
Uruguayan peso / U.S. dollar	(7,745)	(7,455)

The relevant exposures correspond to:

▪	U.S. dollar / Argentine Peso

As of December 31, 2018 and 2017 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency was the Argentine Peso. A change of 1% in the AR$/ USD exchange rate would have generated a pre-tax gain / loss of USD 2,793.3 as of December 31, 2018 (USD 2,670.5 as of December 31, 2017).

▪	Real / U.S. dollar

As of December 2017 consisting primarily of Real-denominated net monetary asset in CAAP which functional currency was the U.S. dollar. A change of 1% in the Real/ USD exchange rate would have generated a pre-tax gain / loss of USD 906.9 as of December 31, 2017.

▪	Euro / Armenian dram

As of December 31, 2018 and 2017 consisting primarily of Euro -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency was the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax gain / loss of USD 294.6 as of December 31, 2018 (USD 509.4 as of December 31, 2017).

▪	U.S. dollar / Armenian dram

As of December 31, 2018 and 2017 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency was the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 273.0 as of December 31, 2018 (USD 302.9 as of December 31, 2017).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

▪	Euro / U.S. dollar

As of December 31, 2018 and 2017 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries and Luxembourg entities which functional currency was the U.S. dollar. A change of 1% in the Euro/ USD exchange rate would have generated a pre-tax gain / loss of USD 273.0 as of December 31, 2018 (USD 15.4 as of December 31, 2017).

▪	Uruguayan peso / U.S. dollar

As of December 31, 2018 and 2017 consisting primarily of Uruguayan Peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries which functional currency was the U.S. dollar. A change of 1% in the URU$/ USD exchange rate would have generated a pre-tax gain / loss of USD 77.5 as of December 31, 2018 (USD 74.6 as of December 31, 2017).

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

The following table shows a breakdown of the Group's fixed-rate and floating-rate borrowings as of December 31, 2018 and 2017.

	At December 31,
	2018	2017
Fixed rate	693,771	738,320
Variable rate	432,887	748,125
	1,126,658	1,486,445

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would decrease profit before income tax for the year ended December 31, 2018 and 2017, USD 4,984 and USD 4,115 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group's financial instruments. The actual impact of rate changes on the Group's financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk

The financial instruments that could be subject to concentration of credit risk consist of cash, cash equivalents, trade receivables and short term investments.

The Group places its cash and cash equivalents and short term investments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not experienced significant losses from those assets.

Each subsidiary is responsible for managing and analyzing credit risk of its trade receivable, for each of their new customers before standard payment and delivery terms and conditions are offered. There is no significant concentration of credit risk from customers.

The Group credit policies with customers are designed to identify customers with acceptable credit history. The Group recognized provision for bad debts to cover impairment for potential credit losses. The credit quality of the financial assets that are not yet due and not impaired can be assessed based on the credit qualification (“rating”) granted by entities external to the Group or through the historical rates of uncollectibility. Based on these rates, Trade Receivables as of December 31, 2018 and 2017 are composed by existing customers/related parties (more than 6 months) with no defaults in the past.

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at December 31, 2018 and January 1, 2018 (on adoption of IFRS 9) was determined as follows for trade receivables:

			Past due
	Trade Receivables	Not due	0-30 days	30-60 days	60-90 days	90-180 days	> 180 days
At December 31, 2018
Trade receivables – gross carrying amount	144,343	60,977	25,477	6,962	5,141	9,775	36,011
Expected loss rate (*)			4%	10%	25%	22%	58%
Provision for loss allowance	(26,027)	-	(999)	(723)	(1,290)	(2,181)	(20,834)
Trade receivables, net	118,316	60,977	24,478	6,239	3,851	7,594	15,177

			Past due
	Trade Receivables	Not due	0-30 days	30-60 days	60-90 days	90-180 days	> 180 days
At January 1, 2018
Trade receivables – gross carrying amount	146,627	34,926	67,661	12,774	3,343	5,406	22,517
Expected loss rate (*)			2%	2%	10%	22%	61%
Provision for loss allowance	(16,684)	-	(1,106)	(245)	(346)	(1,191)	(13,796)
Trade receivables, net	129,943	34,926	66,555	12,529	2,997	4,215	8,721

(*) Average expected loss rate

The closing loss allowances for trade receivables as at December 31, 2018 reconcile to the opening loss allowances as follows:

	2018	2017	2016
Balance at January 1 – calculated under IAS 39	(20,549)	(14,551)	(17,782)
Adjustment on adoption of IFRS 9	3,865	-	-
Adjusted balance at January 1, 2018 – calculated under IFRS 9	(16,684)	-	-
Bad debts of the year	(12,748)	(7,672)	(1,976)
Recoveries	3,190	268	2,248
Write off	811	403	2,390
Translation differences and inflation adjustment	(596)	1,003	569
Balance at December 31 (2017 amounts calculated under IAS 39)	(26,027)	(20,549)	(14,551)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets:

	2018	2017 *
Impairment losses
- movement in provision for impairment	(12,748)	(7,672)
Reversal of previous impairment losses	3,190	268
Net impairment losses on financial assets	(9,558)	(7,404)

Previous accounting policy for impairment of trade receivables

* In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively, to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables, the estimated impairment losses were recognized in a separate provision for impairment.

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

Liquid financial assets as a whole (comprising cash and cash equivalents) were 6.37% of total assets at the end of 2018 compared to 5.81% at the end of 2017. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks.

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

	At December 31,
	2018	2017
Borrowings	1,126,658	1,486,445
Less: Cash and cash equivalents	(244,865)	(221,601)
Net borrowings	881,793	1,264,844
Equity	1,222,697	797,142

Debt ratio	72%	159%

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

B. Financial instruments by category

December 31, 2018	Assets at fair value through profit and loss	Assets at amortized cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	118,316	118,316
Other receivables	-	136,698	136,698
Other financial assets (*)	41,379	45,311	86,690
Cash and cash equivalents	-	244,865	244,865
Total	41,379	545,190	586,569

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,126,658	1,126,658
Trade payables and other liabilities	-	1,082,799	1,082,799
Total	-	2,209,457	2,209,457

(*) Other financial assets measured at fair value are Level 1 hierarchy.

December 31, 2017	Assets at fair value through profit and loss	Assets at amortized cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	126,078	126,078
Other receivables	-	293,578	293,578
Other financial assets	16,214	26,082	42,296
Cash and cash equivalents	-	221,601	221,601
Total	16,214	667,339	683,553

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,486,445	1,486,445
Trade payables and other liabilities	-	1,198,562	1,198,562
Total	-	2,685,007	2,685,007

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4	Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intersegment Adjustments” column.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Effective April 1, 2018, the CODM revised the current segment reporting to also include another metric of performance. In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure. Prior periods information has been revised to conform to the current period presentation.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost for the Brazil segment does not exclude the amortization of the intangible asset related to the fee payable to the Brazilian government for the operation of the Brazilian airport concessions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total Continuing operations	Total Discontinued operations (Note 29)
Year ended December 31, 2018
Revenue	822,756	256	123,241	-	105,707	17,668	118,376	89,225	155,483	-	(12,313)	5,746	1,426,145	-
Cost of services	(562,275)	(19)	(103,933)	-	(51,953)	(13,305)	(68,541)	(51,382)	(115,077)	-	9,578	(14,518)	(971,425)	-
Gross profit	260,481	237	19,308	-	53,754	4,363	49,835	37,843	40,406	-	(2,735)	(8,772)	454,720	-
Selling, general and administrative expenses	(75,189)	(251)	(20,204)	(15)	(12,796)	(1,348)	(12,676)	(20,512)	(13,610)	-	2,735	(18,033)	(171,899)	-
Other operating income	15,854	41	2,186	-	440	84	137	1,465	-	-	-	-	20,207	-
Other operating expenses	(1,553)	-	(1,445)	-	(267)	(98)	(611)	(80)	-	-	-	-	(4,054)	-
Operating income / (loss)	199,593	27	(155)	(15)	41,131	3,001	36,685	18,716	26,796	-	-	(26,805)	298,974	-
Share of loss in associates	-	-	-	-	-	-	-	-	43	(5,325)	-	1,136	(4,146)	-
Amortization and depreciation	75,164	-	15,011	-	12,687	946	12,137	5,954	11,935	-	-	17,215	151,049	-
Adjusted Ebitda	274,757	27	14,856	(15)	53,818	3,947	48,822	24,670	38,774	(5,325)	-	(8,454)	445,877	-
Construction services revenue	(176,131)	-	-	-	(653)	-	(5,799)	-	(15,834)	-	-	-	(198,417)	-
Construction services cost	175,964	-	-	-	634	-	5,629	-	14,117	-	-	-	196,344	-
Adjusted Ebitda excluding Construction Services	274,590	27	14,856	(15)	53,799	3,947	48,652	24,670	37,057	(5,325)	-	(8,454)	443,804	-
Construction services revenue	176,131	-	-	-	653	-	5,799	-	15,834	-	-	-	198,417	-
Construction services cost	(175,964)	-	-	-	(634)	-	(5,629)	-	(14,117)	-	-	-	(196,344)	-
Adjusted Ebitda	274,757	27	14,856	(15)	53,818	3,947	48,822	24,670	38,774	(5,325)	-	(8,454)	445,877	-
Financial income													76,281	-
Financial loss													(331,147)	-
Inflation adjustment													(36,460)	-
Amortization and depreciation													(151,049)	-
Income before income tax expense													3,502	-
Income tax expense													(14,101)	-
Net loss													(10,599)	-
														-
Current assets	202,187	251	45,042	116	21,925	3,660	51,264	44,145	51,192	-	(60,077)	173,037	532,742	-
Non-current assets	1,061,352	23	1,224,475	-	149,418	5,396	168,465	46,009	239,489	8,640	(600)	409,869	3,312,536	-
Capital Expenditure	176,525	-	8,264	-	1,832	1,552	8,026	2,127	21,142	-	-	64	219,532	-
Current liabilities	150,971	36	106,907	-	22,874	2,341	25,525	45,130	89,414	-	(59,909)	67,262	450,551	-
Non-current liabilities	504,934	-	1,121,409	-	52,904	2,450	74,457	2,098	65,552	-	(768)	348,994	2,172,030	-

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total Continuing operations	Total Discontinued operations (Note 29)
Year ended December 31, 2017
Revenue	1,000,303	422	128,842	-	100,553	15,774	94,464	85,310	154,526	-	(10,191)	5,150	1,575,153	-
Cost of services	(638,216)	(144)	(116,164)	-	(48,371)	(12,184)	(52,863)	(50,247)	(104,257)	-	6,778	(14,315)	(1,029,983)	-
Gross profit	362,087	278	12,678	-	52,182	3,590	41,601	35,063	50,269	-	(3,413)	(9,165)	545,170	-
Selling, general and administrative expenses	(96,737)	(242)	(14,361)	-	(11,758)	(1,323)	(11,263)	(16,185)	(30,800)	-	3,413	(14,945)	(194,201)	-
Reversal of previous impairment/(Impairment loss)	-	-	3,065	-	-	-	-	-	-	-	-	-	3,065	-
Other operating income	18,942	69	-	-	74	341	149	287	-	-	-	91	19,953	-
Other operating expenses	(1,271)	(1)	(1,622)	-	(623)	(371)	(827)	(77)	-	-	(9)	(37)	(4,838)	-
Operating income / (loss)	283,021	104	(240)	-	39,875	2,237	29,660	19,088	19,469	-	(9)	(24,056)	369,149	-
Share of loss in associates	-	-	-	-	-	-	-	-	39	(15,283)	-	(597)	(15,841)	-
Amortization and depreciation	32,121	-	17,038	-	12,495	590	11,493	7,376	10,302	-	-	16,899	108,314	-
Adjusted Ebitda	315,142	104	16,798	-	52,370	2,827	41,153	26,464	29,810	(15,283)	(9)	(7,754)	461,622	-
Construction services revenue	(231,014)	-	-	-	(2,750)	-	(2,553)	-	(13,795)	-	-	-	(250,112)	-
Construction services cost	230,829	-	-	-	2,670	-	2,479	-	12,624	-	-	-	248,602	-
Adjusted Ebitda excluding Construction Services	314,957	104	16,798	-	52,290	2,827	41,079	26,464	28,639	(15,283)	(9)	(7,754)	460,112	-
Construction services revenue	231,014	-	-	-	2,750	-	2,553	-	13,795	-	-	-	250,112	-
Construction services cost	(230,829)	-	-	-	(2,670)	-	(2,479)	-	(12,624)	-	-	-	(248,602)	-
Adjusted Ebitda	315,142	104	16,798	-	52,370	2,827	41,153	26,464	29,810	(15,283)	(9)	(7,754)	461,622	-
Financial income													62,555	-
Financial loss													(302,047)	-
Amortization and depreciation													(108,314)	-
Income before income tax expense													113,816	-
Income tax expense													(46,925)	-
Net income													66,891	-

Current assets	200,982	425	66,631	-	24,697	2,887	38,110	42,760	62,144	-	(74,280)	215,122	579,478	-
Non-current assets	709,689	7	1,432,833	-	159,880	5,121	173,087	51,941	236,893	11,790	(1,093)	441,588	3,221,736	-
Capital Expenditure	231,998	41	13,589	-	6,327	852	5,778	934	20,013	-	-	24	279,556	-
Current liabilities	151,794	64	262,624	-	23,536	3,755	22,741	42,929	89,057	-	(73,004)	208,526	732,022	-
Non-current liabilities	412,242	-	1,271,776	-	64,050	1,175	95,159	6,571	73,762	-	(2,369)	349,684	2,272,050	-

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total Continuing Operations	Total Discontinued operations (Note 29)
Year ended December 31, 2016
Revenue	840,852	373	127,038	-	89,187	14,343	73,234	85,301	141,347	-	(8,697)	3,358	1,366,336	-
Cost of services	(500,336)	(133)	(110,001)	-	(41,842)	(10,572)	(42,953)	(49,081)	(96,289)	-	6,132	(13,999)	(859,074)	-
Gross profit	340,516	240	17,037	-	47,345	3,771	30,281	36,220	45,058	-	(2,565)	(10,641)	507,262	-
Selling, general and administrative expenses	(84,887)	(218)	(12,644)	-	(8,292)	(1,010)	(11,303)	(16,159)	(27,203)	-	2,599	(11,735)	(170,852)	-
Reversal of previous impairment/(Impairment loss)	-	-	(16,638)	-	-	-	-	-	-	-	-	-	(16,638)	-
Other operating income	16,944	-	-	-	-	-	-	-	-	-	-	-	16,944	-
Other operating expenses	(1,331)	58	(643)	-	(220)	(84)	(2,267)	565	-	-	(34)	(947)	(4,903)	-
Operating income / (loss)	271,242	80	(12,888)	-	38,833	2,677	16,711	20,626	17,855	-	-	(23,323)	331,813	-
Share of (loss)/ income in associates	-	-	-	-	-	-	-	-	-	(397)	-	(909)	(1,306)	-
Amortization and depreciation	22,791	-	16,736	-	11,682	527	11,360	7,344	9,478	-	-	16,772	96,690	-
Adjusted Ebitda	294,033	80	3,848	-	50,515	3,204	28,071	27,970	27,333	(397)	-	(7,460)	427,197	-
Construction services revenue	(153,935)	-	-	-	(2,920)	-	(207)	-	(8,003)	-	-	-	(165,065)	-
Construction services cost	153,770	-	-	-	2,835	-	201	-	6,941	-	-	-	163,747	-
Adjusted Ebitda excluding Construction Services	293,868	80	3,848	-	50,430	3,204	28,065	27,970	26,271	(397)	-	(7,460)	425,879	-
Construction services revenue	153,935	-	-	-	2,920	-	207	-	8,003	-	-	-	165,065	-
Construction services cost	(153,770)	-	-	-	(2,835)	-	(201)	-	(6,941)	-	-	-	(163,747)	-
Adjusted Ebitda	294,033	80	3,848	-	50,515	3,204	28,071	27,970	27,333	(397)	-	(7,460)	427,197	-
Financial income													37,521	-
Financial loss													(272,951)	-
Amortization and depreciation													(96,690)	-
Income before income tax expense													95,077	-
Income tax expense													(56,359)	-
Net income													38,718	(9,478)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

5	Revenue

	2018	2017	2016
Aeronautical revenue	716,172	767,023	673,509
Non aeronautical revenue
Commercial revenue	507,015	555,504	522,199
Construction service revenue	198,417	250,112	165,065
Other revenue	4,541	2,514	5,563
Revenue	1,426,145	1,575,153	1,366,336

Timing of revenue recognition
Over time	1,135,108	1,264,131	1,088,224
At a point in time	43,293	29,147	21,422
Revenues outside the scope of IFRS 15 and IAS 18 (*)	247,744	281,875	256,690
Revenue	1,426,145	1,575,153	1,366,336

(*) IFRS 15 as of December 31, 2018 and IAS 18 as of December 31, 2017 and 2016

6	Cost of services

	2018	2017	2016
Salaries and social security contributions (**)	(191,058)	(210,799)	(184,623)
Concession fees (***)	(171,429)	(191,933)	(176,492)
Construction services cost	(196,344)	(248,602)	(163,747)
Maintenance expenses	(130,979)	(145,787)	(126,924)
Amortization and depreciation	(141,824)	(100,674)	(89,540)
Services and fees	(58,850)	(54,479)	(49,045)
Cost of fuel	(38,911)	(27,818)	(19,458)
Taxes (*)	(17,719)	(19,511)	(17,543)
Office expenses	(11,542)	(17,256)	(15,885)
Provision for maintenance costs	(2,092)	(2,314)	(4,679)
Others	(10,677)	(10,810)	(11,138)
	(971,425)	(1,029,983)	(859,074)

(*) Mainly includes tax from turnover and municipal taxes.

(**) At the year-end, the number of employees was 6.1 thousand in 2018, 6.1 and 5.9 in 2017 and 2016.

(***) Includes depreciation for Brazil concession assets of USD 24,780 as of December 31, 2018 (USD 29,816 as of December 31, 2017 and USD 24,592 as of December 31, 2016).

7	Selling, general and administrative expenses

	2018	2017	2016
Taxes (*)	(45,536)	(54,883)	(50,908)
Salaries and social security contributions	(32,433)	(35,812)	(34,832)
Services and fees	(44,137)	(58,511)	(48,123)
Office expenses	(10,209)	(11,620)	(9,966)
Amortization and depreciation	(9,225)	(7,640)	(7,150)
Maintenance expenses	(3,101)	(4,215)	(5,113)
Advertising	(4,722)	(3,044)	(2,229)
Insurance	(2,037)	(2,289)	(1,397)
Charter service	(830)	(830)	(1,162)
Bad debts recovery	3,190	268	2,248
Bad debts	(12,748)	(7,672)	(1,976)
Other	(10,111)	(7,953)	(10,244)
	(171,899)	(194,201)	(170,852)

(*) Mainly included tax from taxes over banks transactions and tax on revenue.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8	Other operating income

	2018	2017	2016
Government grant (*) (Note 25)	15,854	18,942	16,944
Other	4,353	1,011	-
	20,207	19,953	16,944

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

9	Financial results, net

	2018	2017	2016

Interest income	27,205	39,229	19,009
Foreign exchange income	46,167	23,112	18,512
Other financial income	2,909	214	-
Financial income	76,281	62,555	37,521

Interest expense	(96,301)	(115,223)	(118,219)
Foreign exchange loss	(137,601)	(82,333)	(44,895)
Changes in liability for Brazil concessions (Note 22)	(86,331)	(98,122)	(107,408)
Other financial loss	(10,914)	(6,369)	(2,429)
Financial loss	(331,147)	(302,047)	(272,951)

Inflation adjustment	(36,460)	-	-
Inflation adjustment	(36,460)	-	-
Financial results, net	(291,326)	(239,492)	(235,430)

10	Share of loss in associates

	2018	2017	2016
Loss in associates (Note 14)	(4,146)	(15,841)	(1,306)
	(4,146)	(15,841)	(1,306)

11	Income tax expense

	2018	2017	2016
Current income tax	(39,100)	(88,768)	(97,122)
Deferred income tax	24,999	41,843	40,763
	(14,101)	(46,925)	(56,359)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2018	2017	2016

Income before income tax	3,502	113,816	95,077
Tax benefit/ (expense) calculated for each company	11,008	(41,342)	(35,778)
Adjustments
Non-taxable income	20,455	12,682	20,515
Expenses related to non-taxable income	(16,960)	(24,762)	(31,281)
Non-deductible expenses	(9,803)	(8,799)	(2,867)
Effect of inflation adjustment	(20,152)	-	-
Tax incentive	424	1,665	448
Tax relieving	-	-	(6,307)
Income tax rate change (*)	171	12,533	-
Other	756	1,098	(1,089)
Income tax expense	(14,101)	(46,925)	(56,359)

The average effective income tax rate for the Group for the year ended December 31, 2018 is 51% (41% as of December 31, 2017 and 61% as of December 31, 2016).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2018	3,312,006	57,049	14,867	3,383,922
Adjustment on initial application of IAS 29	896,205	-	-	896,205
Adjusted balances at January 1, 2018	4,208,211	57,049	14,867	4,280,127
Acquisitions	207,217	-	1,176	208,393
Disposals	(3,167)	-	-	(3,167)
Transfer to property plant and equipment	(48)	-	(73)	(121)
Translation differences and inflation adjustment	(570,360)	(548)	(800)	(571,708)
Balances at December 31, 2018	3,841,853	56,501	15,170	3,913,524
Balances at January 1, 2017	3,334,564	56,013	15,162	3,405,739
Acquisitions	266,380	-	1,664	268,044
Reversal of previous impairment loss	3,065	-	-	3,065
Disposals	(2,803)	-	38	(2,765)
Other (Note 22)	(84,075)	-	-	(84,075)
Translation differences	(205,125)	1,036	(1,997)	(206,086)
Balances at December 31, 2017	3,312,006	57,049	14,867	3,383,922
Depreciation
Accumulated at January 1, 2018	553,767	313	11,488	565,568
Adjustment on initial application of IAS 29	310,282	-	-	310,282
Adjusted balances at January 1, 2018	864,049	313	11,488	875,850
Amortization of the year	165,048	-	1,277	166,325
Translation differences and inflation adjustment	(61,188)	(313)	(692)	(62,193)
Accumulated at December 31, 2018	967,909	-	12,073	979,982
Accumulated at January 1, 2017	569,090	306	11,156	580,552
Amortization of the year	129,667	-	580	130,247
Translation differences	(144,990)	7	(248)	(145,231)
Accumulated at December 31, 2017	553,767	313	11,488	565,568
Net balances at December 31, 2018	2,873,944	56,501	3,097	2,933,542
Net balances at December 31, 2017	2,758,239	56,736	3,379	2,818,354

The Company tested the recoverability of its Concession Assets as of December 31, 2018 resulting in no impairment charges to be recognized.

The Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

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

A lower discount rate has been used in 2017 (6.08% plus inflation) due to the sensitive improvement of Brazilian macroeconomic indicators, with emphasis on inflation reductions, country risk and short-and long-term interest rates.

Therefore, during the year 2017 the company performed a reversal of the impairment recognized in previous periods for an amount of USD 3,065.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

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

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, the company carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

As of December 31, 2016:

	Rate (6.8+ inflation%)	Estimated rate (6.54%+ inflation)	Estimated rate (7.08%+ inflation)
Impairment value	16,638	11,745	21,634
Effect		(4,893)	4,996

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13	Property, plant and equipment, net

	Land, building and improvements	Plant and production Equipment	Vehicles, furniture and fixtures	Works in progress	Others	Total
Cost
Balances at January 1, 2018	54,655	54,389	40,479	1,467	22,617	173,607
Adjustment on initial application of IAS 29	1,358	-	3,444	48	89	4,939
Adjusted balances at January 1, 2018	56,013	54,389	43,923	1,515	22,706	178,546
Acquisitions	289	4,551	4,263	900	1,136	11,139
Disposals	-	-	(520)	-	(774)	(1,294)
Transfer from Intangible	(298)	278	172	(584)	553	121
Translation differences and inflation adjustment	(2,631)	(1,989)	(1,119)	(106)	(1,190)	(7,035)
Balances at December 31, 2018	53,373	57,229	46,719	1,725	22,431	181,477
Balances at January 1, 2017	48,312	45,287	37,693	1,001	18,411	150,704
Acquisitions	632	2,487	4,659	456	3,278	11,512
Disposals	-	-	(355)	-	(349)	(704)
Transfer	199	2,466	(2,466)	-	(199)	-
Translation differences	5,512	4,149	948	10	1,476	12,095
Balances at December 31, 2017	54,655	54,389	40,479	1,467	22,617	173,607
Depreciation
Accumulated at January 1, 2018	12,434	42,376	26,227	-	18,087	99,124
Adjustment on initial application of IAS 29	568	-	3,030	-	86	3,684
Adjusted balances at January 1, 2018	13,002	42,376	29,257	-	18,173	102,808
Depreciation of the year	925	3,852	3,607	-	1,120	9,504
Disposals	-	-	(464)	-	(773)	(1,237)
Translation differences and inflation adjustment	(721)	(1,637)	(595)	-	(944)	(3,897)
Accumulated at December 31, 2018	13,206	44,591	31,805	-	17,576	107,178
Accumulated at January 1, 2017	10,449	35,307	23,391	-	15,573	84,720
Depreciation of the year	777	3,021	3,057	-	1,028	7,883
Disposals	-	-	(238)	-	(175)	(413)
Translation differences	1,208	4,048	17	-	1,661	6,934
Accumulated at December 31, 2017	12,434	42,376	26,227	-	18,087	99,124
Net balances at December 31, 2018	40,167	12,638	14,914	1,725	4,855	74,299
Net balances at December 31, 2017	42,221	12,013	14,252	1,467	4,530	74,483

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14	Investments in associates

	For the Year ended December 31,
	2018	2017
Balances at the beginning of the year	13,435	10,927
Translation differences	(1,150)	432
Share of loss in associates	(4,146)	(15,841)
Contributions	2,907	17,950 (1)
Decrease	(160)	(33)
Balances at the end of the year	10,886	13,435

(1) As of December 2017, CAAP made contributions in kind in Aeropuertos Andinos del Perú S.A. by the capitalization of credits (Note 28) keeping the same percentage of ownership.

Breakdown of the share of income or loss in associates is as follows:

	2018	2017	2016
Aeropuertos Andinos del Perú S.A.	(3,664)	(9,338)	168
Sociedad Aeroportuaria Kuntur Wasi S.A.	(1,661)	(5,945)	(565)
Others	1,179	(558)	(909)
	(4,146)	(15,841)	(1,306)

Main Associates are as follows:

		Country of	Percentage of ownership at December 31,		For the Year ended December 31,
Company	Main activity	incorporation	2018	2017	2018	2017
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Sociedad Aeroportuaria KunturWasi S.A. (**)	Airport Operation	Perú	47.68%	47.68%	-	-
Aeropuertos Andinos del Perú S.A.	Airport Operation	Perú	50.00%	50.00%	8,640	11,762
Others		-	-	-	1,246	673
					10,886	13,435

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

(**) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero. Refer to note 25.a Peruvian proceedings.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14	Investments in associates (Cont.)

Summarized selected financial information of Aeropuertos Andinos del Perú S.A., including the aggregated amounts of assets, liabilities, equity and profit or loss, is as follows:

	Aeropuertos Andinos del Perú S.A.
	2018	2017
Non-current assets	31,249	31,215
Current assets	5,449	4,690
Total assets	36,698	35,905
Non-current liabilities	9,304	2,430
Current liabilities	10,140	9,951
Total liabilities	19,444	12,381
Equity	17,254	23,524
Revenue	16,499	14,681
Loss for the year	(7,328)	(18,676)
Other comprehensive income/(loss) for the year	(1,471)	867
Total comprehensive loss for the year	(8,799)	(17,809)

15	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. (Uruguay: 25%, Argentina: 30% and 25% (see Note 11), Italy: 27.5%, Armenia: 20%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 22%).

The evolution of deferred tax assets and liabilities during the years 2018 and 2017 are as follows:

Deferred tax liabilities

	Property, plant and equipment and Intangibles Assets	Other liabilities	Total
Balances at January 1, 2018	154,520	79,453	233,973
Adjustment on adoption of IFRS 9	-	966	966
Adjustment on initial application of IAS 29	149,032	-	149,032
Adjusted balance at January 1, 2018	303,552	80,419	383,971
Increase/(Decrease) of deferred tax assets for the year	20,184	(23,801)	(3,617)
Translation differences and inflation adjustment	(45,689)	(26,991)	(72,680)
Balances at December 31, 2018	278,047	29,627	307,674
Balances at January 1, 2017	156,813	72,208	229,021
Increase/(Decrease) of deferred tax assets for the year	(5,008)	8,645	3,637
Translation differences	2,715	(1,400)	1,315
Balances at December 31, 2017	154,520	79,453	233,973

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15	Deferred income tax (Cont.)

Deferred tax assets

	Provisions and allowances	Tax loss carry forwards	Property, plant and equipment and Intangibles Assets	Other	Total
Balances at January 1, 2018	6,603	208,378	-	6,018	220,999
Adjustment on initial application of IAS 29	-	-	-	742	742
Adjusted balance at January 1, 2018	6,603	208,378	-	6,760	221,741
Increase of deferred tax assets for the year	(317)	11,938	2,616	7,145	21,382
Other movements	-	(3,527)	(531)	-	(4,058)
Translation differences and inflation adjustment	(103)	(46,448)	(79)	(2,450)	(49,080)
Balances at December 31, 2018	6,183	170,341	2,006	11,455	189,985
Balances at January 1, 2017	9,000	169,177	-	5,709	183,886
Increase of deferred tax assets for the year	1,014	43,435	-	1,031	45,480
Translation differences	(3,411)	(4,234)	-	(722)	(8,367)
Balances at December 31, 2017	6,603	208,378	-	6,018	220,999

The recoverability analysis of deferred tax assets is as follows:

	For the Year ended December 31,
	2018	2017
Deferred tax assets to be recovered within 12 months	817	154
Deferred tax assets to be recovered after 12 months	187,981	135,399
Deferred tax liabilities to be recovered within 12 months	190	(2,471)
Deferred tax liabilities to be recovered after 12 months	(306,677)	(146,056)

Unrecognized deferred income tax assets

The Group does not recognize deferred tax assets on tax loss carry forwards for which it is not probable to generate future taxable profits to utilize such tax losses.

At December 31, 2018 an amount of USD 31.7 million (USD 35.3 million at December 31, 2017) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough future taxable income where the losses are allocated. These tax loss carry forwards do not expire although there are certain deduction limits.

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

	2018	2017
Deferred tax assets	153,486	135,327
Deferred tax liabilities	(271,175)	(148,301)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16	Other receivables

	At December 31,
	2018	2017
Non-Current
Tax credits	20,331	28,927
Receivables from related parties (Note 26)	-	2,127
Trust funds (**)	107,411	136,689
Prepaid expenses	231	234
Other (***)	5,220	5,416
	133,193	173,393
Current
Tax credits	30,270	29,948
Guarantee deposit (*)	5,992	121,614
Receivables from related parties (Note 26)	9,611	13,203
Prepaid expenses	6,073	3,768
Other	14,585	14,529
	66,531	183,062

(*) As of December 31, 2017 includes a time deposit of CAAP for USD 90.7 million in pledge of a loan of Inframérica Concessionária do Aeroporto de Brasilia S.A. with Banco Santander that was released in 2018 (see Note 21).

(**) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(***) As of December 31, 2017 includes fees related to Initial Public Offering project for USD 2.8 million.

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 128.4 million at December 31, 2018 (USD 165 million as of December 31, 2017). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

17	Inventories

	At December 31,
	2018	2017
Supplies	2,907	2,531
Oil and byproducts	6,850	5,842
Others	12	191
	9,769	8,564

18	Trade receivables

	At December 31,
	2018	2017
Non-Current
Accounts receivable	3,524	4,244
Loss allowance (see Note 3A(iii))	(2,105)	-
	1,419	4,244
Current
Accounts receivable	137,831	141,253
Trade receivables from related parties (Note 26)	2,988	1,130
Loss allowance (see Note 3A(iii))	(23,922)	(20,549)
	116,897	121,834

Fair value of trade receivables approximate book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

19	Other financial assets

	At December 31,
	2018	2017
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	3,372	-
	3,372	-
Other financial assets at amortized cost
Time Deposits	-	2,500
Related parties (Note 26)	2,339	-
	2,339	2,500
	5,711	2,500
Current
Other financial assets at fair value through profit or loss
Corporate Bonds	21,391	12,593
Treasury bills	11,872	-
Related parties (Note 26)	4,744	3,621
	38,007	16,214
Other financial assets at amortized cost
Related parties (Note 26)	13,569	-
Time Deposits	24,400	23,500
Treasury bills	4,946	-
Other	57	82
	42,972	23,582
	80,979	39,796

(*) As of December 31, 2018 includes equity investments where the group holds a minor equity interest and does not exert significant influence, mainly TA’s purchase of a 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence, for a global amount of € 2,843 (approximately USD 3,255).

Fair value of other financial assets approximate book value.

20	Cash and cash equivalents

	At December 31,
	2018	2017
Cash to be deposited	3,488	1,483
Cash at banks	181,972	189,283
Time deposits	31,879	29,003
Other cash equivalents	27,526	1,832
	244,865	221,601

The Group operates with investment grade - financial institutions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20	Cash and cash equivalents (Cont.)

For the purposes of the cash flow statement, cash and cash equivalents include the following:

	At December 31,
	2018	2017	2016
Cash and cash equivalents	244,865	221,601	212,988
Restricted cash (*)	-	-	(30,872)
	244,865	221,601	182,116

(*) Restricted cash balances excluded from cash and cash equivalents relate to guarantees of AA2000.

The cash flow statement does not include those transactions that have not represented cash inflows or outflows implied flow of funds.

21	Borrowings

	At December 31,
	2018	2017
Non-current
Bank and financial borrowings (**)	405,944	453,428
Notes (*)	621,380	658,109
Other	427	2,118
	1,027,751	1,113,655
Current
Bank and financial borrowings (**)	40,063	311,902
Notes (*)	57,556	24,306
Loans with related parties (Note 26)	-	34,651
Others	1,288	1,931
	98,907	372,790
Total Borrowings	1,126,658	1,486,445

Changes in borrowings during the years are as follows:

	2018	2017
Balances at the beginning of the year	1,486,445	1,107,241
Loans obtained	195,141	596,030
Loans paid	(517,253)	(250,276)
Interest paid	(70,637)	(106,953)
Accrued interest for the year	93,786	119,964
Translation differences and inflation adjustment	(60,824)	20,439
Balances at the end of the year	1,126,658	1,486,445

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2018 (1)	172,920	170,630	472,042	836,697	1,652,289
At December 31, 2017 (1)	422,746	230,464	523,855	803,436	1,980,501

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2018	2017
Fair value of borrowings (2)	1,135,628	1,498,385
	1,135,628	1,498,385

(2) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is of use only in case of non-compliance with the Notes obligations.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of December 31, 2018 and 2017 they were guaranteed with a stand by letter of credit of Corporación América S.A. with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

-	In 2014 Corporación América Italia S.p.A. issued 6.25% secured notes for €50 million due 2019. These notes are secured by a pledge of the shares of Dicasa Spain SLU (pre-conversion) or Dicasa S.A.U. (post conversion), and the shares representing Corporación America Italia S.p.A. holding in Toscana Aeroporti S.p.A., a pledge of certain intercompany loan receivable and the economic first ranking pledge in respect of all the shares representing 100% of the share capital of Corporación América Italia S.p.A. held by Dicasa S.A.U. Main covenants on these bonds require compliance with certain financial ratios as well as restrictions on payment of dividends and limitations on certain lines of assets or increases in additional financial indebtedness. This secured notes were cancelled on January 2018.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

-	Notes issued in April and December 2010 by AA2000, totalling USD 328 million maturing in 2020. Annual Interest rates on these notes are 10% and 10.75% respectively. As long as these notes are outstanding A2000 is required to comply with certain commitments, such as certain limitations to liens on its assets, mergers, spin-offs, sale of assets, new debts, distribution of dividends and payment to its shareholders. On March 13, 2017 AA2000 early redeemed in full the notes issued in December 2010 for a principal amount of USD 157.5 million, recognizing a loss of approximately USD 13 million on the extinguishment that was included in interest expenses in financial loss. As a result of the renegotiation of its borrowings, the restrictions on distribution of dividends has significantly eased.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The aforementioned notes are secured by an assignment of fiduciary rights of certain revenue of AA2000. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred.

(**) As of December 31, 2018 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframérica	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.5
Concessionaria do	BNDES	R$	June 2032	Variable	T.R.plus spread plus IPCA	2.1
Aeroporto Sao Goncalo	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.4	A
do Amarante	BNDES	R$	September 2022	Fixed	2.50%	2.1
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.5
Inframérica	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	278.5	A
Concessionaria do	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.2	D
Aeroporto de Brasilia	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
Terminal Aeroportuaria	Banco Guayaquil SA	USD	October 2019	Variable	6.58%	1.2	D
de Guayaquil S.A	Banco Guayaquil SA	USD	November 2019	Variable	7.45%	0.8	D
	Banco Bolivariano CA	USD	November 2019	Variable	7.30%	2.8	D
Terminal de Cargas de	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.7	D
Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.40%	2.2	D
	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	7.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	29.6	D
	BPM	Euro	April 2019	Fixed	0.04%	2.3	D
Toscana Aeroporti S.p.a.	Unicredit	Euro	March 2019	Fixed	0.05%	5.7	D
	BNL	Euro	July 2019	Variable	Euribor 3 month plus spread	2.9	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.4	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.5	D
Armenia International	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	44.6	B
Airports CJSC		Euro	June 2022	Variable	Euribor 6 month plus spread	45.8
Total						446.0

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

(**) As of December 31, 2017 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframérica	BNDES	R$	September 2032	Variable	TJLP (1) plus spread	98.6
Concessionaria do	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.2
Aeroporto Sao Goncalo	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.8	A
do Amarante	BNDES	R$	September 2022	Fixed	2.5%	3.2
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	1.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	1.2
Inframérica	BNDES	R$	December 2028	Variable	TJLP (1) plus spread	218.4	A
Concessionaria do	CAIXA	R$	December 2028	Variable	TJLP (1) plus spread	72.8	A
Aeroporto de Brasilia	CAIXA	R$	December 2017	Variable	IPCA	5.7	A
	CAIXA	R$	December 2023	Fixed	6%	4.8	A
	Bradesco	R$	July 2022	Variable	TJLP (1) plus spread	0.3	D
	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
	Santander	R$	June 2018	Variable	CDI plus spread	90.9	A
	Citibank	R$	March 2018	Fixed	9%	14.6	C
	Pine	R$	January 2018	Variable	CDI plus spread	9.7	C
Terminal Aeroportuaria	Banco Guayaquil SA	USD	2019	Variable	6.86%-6.92%	4.1	D
de Guayaquil S.A	Banco Bolivariano CA	USD	2019	Variable	6.92%	5.6	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	1.1	D
	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	9.3	B
Toscana Aeroporti S.p.a.	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	34.4	D
	Credem	Euro	November 2018	Variable	Euribor 3 month plus spread	6.0	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports CJSC	Credit Suisse AG	USD	June 2022	Variable	Libor 6 month plus spread	57.1	B
		Euro	June 2022	Variable	Euribor 6 month plus spread	51.2
Corporación América Airports S.A.	Goldman Sachs	USD	March 2019	Variable	7.63%	50.1	D
	Julius Bär	USD	December 2019	Fixed	2.40%	15.0	B
Aeropuertos Argentina 2000 S.A.	Banco Ciudad	Argentine peso	September 2018	Fixed	27.86%	1.0	D
Aeropuerto de Bahía Blanca S.A.	Banco de la Nación Argentina	Argentine peso	March 2019	Variable	4.75%	0.1	A
Total						765.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian consumer Price index)

(2) A - Secured/guaranteed

      B – Secured/unguaranteed

      C – Unsecured/guaranteed

      D - Unsecured/unguaranteed

R$ - Brazilian Reales

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A dividends if exceeding 25% of net profits.

Further, Inframérica Concessionária do Aeroporto de Brasilia also entered into credit facility arrangements with BNDES and Caixa Economica Federal (”CAIXA”) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and CAIXA on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

In December 2017, ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans.

On March 2018, ICASGA concluded its renegotiation with BNDES. The terms of the renegotiation include the early repayment of a large part of the debt and rescheduling of current maturities.

On March 14, 2018 BNDES has approved an amendment and extension of the loan agreements with ICAB that involves extending the final maturity and the interest-only payment terms of such loans for two years, and providing an interest capitalization period for 50% of the interest due for two years. In addition, such agreements increased the size of the credit facility commitments by R$ 300 million (USD 92.9 million).

In connection with such amendment and extension agreements, ACI Airports S.à.r.l. and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à.r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à.r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

On March, 2018, ICAB repaid the outstanding amount of R$ 274.4 (USD 83 million) with CAIXA.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$ 48.0 million (USD 14.5 million). The loan under the Citibank Credit Agreement matures on March 14, 2018. Such loan was unsecured. The obligations under the Citibank Credit Agreement were absolutely and unconditionally guaranteed by ACI Airports S.à.r.l.

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$ 300.0 million (USD 90.7 million), which matures on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility were fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$ 300.0 million (USD 90.7 million) which was included in Guarantee deposit in Note 16. Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframerica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

On March 14, 2018, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of R$ 348 million (approximately USD 106.6) with the proceeds of the loan given by the BNDES.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017 and for the
years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21	Borrowings (Cont.)

As a result of this operation, the guarantee deposit held by CAAP was released (approximately USD 92.9 million).

On December 19, 2017, ICAB entered into a short-term banking letter of credit with Banco Pine S.A. (the “Banco Pine Credit Agreement”) in the aggregate principal amount of R$ 32.0 million (USD 9.7 million). Obligations under the Banco Pine Credit Agreement were absolutely and unconditionally guaranteed by CAAP. The loan under the “Banco Pine Credit Agreement” matured on January 2018; at that date, ICAB made an amendment to the loan maturity from January to December 2018. On December 17, 2018, ICAB loan was cancelled.

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

As of December 31, 2018 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 23,524 (USD 25,409 at December 31, 2017) and all intangible assets and property and equipment for a total of USD 166,605 (USD 170,588 at December 31, 2017).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1million, to secure the abovementioned loan.

On December, 2017 CAAP entered into the Julius Baer Credit Agreement, pursuant to which Julius Baer & Co. Ltd. provided a loan in the aggregate principal amount of USD 15 million. Loan under the Julius Baer Credit Agreement was secured by cash collateral provided by a company controlled by the Group of the Shareholder and mature 24 months from the closing date thereunder. This guaranteed was released on February 2018 when the loan was repaid.

On December 20, 2017, CAAP entered into the GS Credit Agreement, pursuant to which Goldman Sachs Bank USA provided a loan to the Company in the aggregate principal amount of USD 50.0 million.

On February 2018, CAAP fully repaid the Julius Baer Credit Agreement and the GS Credit Agreement, the cash collateral with Julius Baer was released when the loan was repaid.

As of December 31, 2018 and 2017, the Group was in compliance with all of its borrowing covenants.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Other liabilities

	At December 31,
	2018	2017
Non-current
Concession fee payable (*)	791,474	916,203
Advances from customers	24,763	31,909
Provisions for legal claims (****)	7,966	5,798
Provision for maintenance costs (**)	21,685	22,207
Other taxes payable	4,430	8,531
Employee benefit obligation (***)	8,038	9,068
Salary payable	496	916
Other liabilities with related parties (Note 26)	1,785	1,816
Other payables	10,959	10,344
	871,596	1,006,792
Current
Concession fee payable (*)	116,480	54,840
Other taxes payable	24,411	32,840
Salary payable	39,565	41,753
Other liabilities with related parties (Note 26)	926	33,132
Advances from customers	6,030	6,124
Provision for maintenance cost (**)	7,412	9,496
Expenses provisions	2,030	4,569
Provisions for legal claims (****)	1,717	3,127
Other payables	26,877	23,605
	225,448	209,486

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2018	224,468	87,901	268,503	2,091,094	2,671,966
At December 31, 2017	188,192	94,590	306,318	2,520,425	3,109,525

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

The Brasilia Airport concession agreement established a fixed concession fee of R$ 4,501,132 (approximately USD 1,161,732), payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA. The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800 (approximately USD 1,755), payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Other liabilities (Cont.)

During 2017 ICAB prepaid approximately 45% of the concession fees (R$ 118.9 approximately USD 36 million) due in 2018 under the Brasilia Concession Agreement and ICASGA prepaid 100% of the concession fees (R$ 13.1 approximately USD 4 million) due in 2018 under the Natal Concession Agreement.

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

Changes in the year of the Concession fee payable is as follows:

	2018	2017
Balances at the beginning of the year	971,043	1,173,346
Financial result	86,331	98,122
Concession fees	146,649	162,117
Payments	(146,277)	(325,454)
Payments in advance	-	(40,126)
Others	(2,652)	(84,075)
Translation differences and inflation adjustment	(147,140)	(12,887)
Balances at the end of the year	907,954	971,043

(**) Changes in the year of the Provision for maintenance costs is as follows:

	2018	2017
Balances at the beginning of the year	31,703	26,826
Accrual of the year	2,947	2,822
Use of the provision	(2,804)	(1,507)
Provision reversal	(1,377)	-
Translation differences and inflation adjustment	(1,372)	3,562
Balances at the end of the year	29,097	31,703

(***) TAGSA and Toscana have post-employment benefits which are defined benefit obligation. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the period.

The assumptions used for the purposes of valuation of Toscana Aeroporti long term benefits at December 31, 2018 are:

- Annual discount rate: 1.6% (1.3% in 2017)

- Annual inflation rate: 1.5% (1.5% in 2017)

- Annual employee termination benefit increase rate: 2.63% (2.63% in 2017)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	6,285	6,985	6,724	6,522	6,548	6,655

The assumptions used for the valuation of TAGSA at December 31, 2018 are:

- Annual discount rate: 4.25% (4.02% in 2017)

- Annual turnover rate: 10.85% (11.1% in 2017)

- Annual employee termination benefit (in years): 7.25 (6.61 in 2017)

- Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2017) (1)

- Annual employee future wage increase: 1.78% (1.5% in 2017)

(1)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Other liabilities (Cont.)

The sensibility in relation with the prevision of TAGSA is as follows:

Assumption	Annual discount rate		Annual employee future wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	5%	(5)%
Provision for salary payable	1,304	1,485	1,487	1,301	1,360	1,424

Changes of the provision in the year is as follows:

	2018	2017
Balances at the beginning of the year	9,068	8,498
Actuarial gain/loss (in other comprehensive income)	(504)	(323)
Interest for services	160	165
Service Cost	256	250
Amounts paid in the year	(613)	(487)
Translation differences and inflation adjustment	(329)	965
At the end of the year	8,038	9,068

The amounts shown in the Statement of Comprehensive Income for USD 277 in 2018 (USD 18 in 2017 and USD (307) in 2016) correspond to the actuarial income of USD 344 (USD 26 in 2017 and USD 403 in 2016), net of taxes of USD 67 (USD 8 in 2017 and USD 96 in 2016).

(****) Changes in the year of the provision for legal claims is as follows:

	2018	2017
Balances at the beginning of the year	8,925	5,878
Accrual of the year	4,283	3,661
Use of the provision	(1,638)	(810)
Translation differences and inflation adjustment	(1,887)	196
Balances at the end of the year	9,683	8,925

23	Trade payables

	At December 31,
	2018	2017
Non-current
Trade payables with related parties (Note 26)	15	-
Trade payable with suppliers	1,493	3,302
	1,508	3,302
Current
Trade payables with suppliers	110,375	122,145
Trade payables with related parties (Note 26)	4,266	5,667
	114,641	127,812

Fair value of trade payables does not materially differ from book value.

24	Equity

a) Share capital

The movements of share capital for the year is as follows:

	At December 31,
	2018	2017	2016
At the beginning of the period	1,500,000	20	20
Conversion (Note 1)	-	1,499,980	-
Reverse stock split (Note 1)	(1,351,883)	-	-
Initial Public Offering (Note 1)	11,905	-	-
At the end of the year	160,022	1,500,000	20

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

24	Equity (Cont.)

b) Free distributable reserves

The disclosure of movements at each year are as follows:

	At December 31,
	2018	2017	2016
Conversion (Note 1)	-	(1,499,980)	-
Cash contributions	-	6,600	20,494
Refund of cash contributions	-	(28,893)	-
Contributions in shares (*)	-	-	1,506,867
Contributions by assignment (**)	-	-	49,960
	-	(1,522,273)	1,577,321

(*) This corresponds to the fair value of the contribution of the shares of AIA, measured in accordance with Luxembourg laws and regulations.

(**) This corresponds to the contribution of accounts receivable from related parties made by the Company’s shareholder.

c) Share premium

As of December 31, 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

At December 31, 2018
Share premium	190,476
Underwriting discounts and expenses	(9,990)
Net share premium	180,486

d) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2018	2017	2016
At the beginning of the year	(1,344,008)	(1,344,022)	248,677
Change in participations (*)	19,112	-	-
Distribution in cash from AIA	-	-	(36,076)
Non-cash distribution from AIA (**)	-	-	(49,960)
Cash contribution from AIA	-	-	496
Fair value adjustments (***)	-	-	(1,506,867)
Remeasurement of defined benefit obligations net for income tax	165	14	(292)
	(1,324,731)	(1,344,008)	(1,344,022)

(*) This consists mainly in change in participations in Italian subsidiaries, see Note 24 f).

(**) This corresponds to distributions of dividends in kind from AIA to its former shareholder.

(***) This corresponds to the fair value of the contribution in shares (see footnote 1 in note 24.a) above), as the subsidiaries contributed were retroactively combined in the combined financial statements as of December 31, 2016.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

24	Equity (Cont.)

e) Other comprehensive income

The movements of the reserve of other comprehensive income for the year of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Continuing operations
Other comprehensive income (loss) for the year	(160,353)	207	(1,150)	(42)	-	(161,338)
For the year ended December 31, 2018	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Balances at January 1, 2017	(212,080)	106	(40,043)	(54)	63,402	(188,669)
Continuing operations
Other comprehensive income (loss) for the year	(29,011)	17	432	(3)	-	(28,565)
For the year ended December 31, 2017	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Balances at January 1, 2016	(174,950)	489	(39,999)	(145)	58,218	(156,387)
Continuing operations
Other comprehensive income (loss) for the year	(37,414)	(383)	(44)	91	1,191	(36,559)
Discontinued operations
Other comprehensive income (loss) for the year	284	-	-	-	3,993	4,277
For the year ended December 31, 2016	(212,080)	106	(40,043)	(54)	63,402	(188,669)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

f) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2018	2017	2016
At the beginning of the year	335,359	354,174	371,342
Adjustment on initial application of IAS 29	196,408	-	-
Adjustment on adoption of IFRS 9 (net of tax)	542	-	-
Adjusted balance at January 1, 2018	532,309	354,174	371,342
Shareholder contributions (*)	43,703	-	9,018
(Loss)/income for the year	(17,724)	3,400	(4,519)
Other comprehensive loss
Currency translation	(87,359)	3,426	(12,340)
Remeasurement of defined benefit obligations	137	9	(20)
Reserve for income tax	(25)	(5)	5
	(87,247)	3,430	(12,355)
Changes in non-controlling interest
Discontinued operations	-	-	311
Changes in the participations –acquisitions (**) (***)	(32,442)	197	-
Changes in the participations – sales (****)	29,611	-	-
Dividends approved	(13,757)	(25,842)	(9,623)
	(16,588)	(25,645)	(9,312)
Non-controlling interest at the end of the year	454,453	335,359	354,174

(*) Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

(**) On February 19, 2018, CAI purchased an additional 4.568% (850,235 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Pisa, for a purchase price of €15.80 per share, paying a total amount of € 13,434 (approximately USD 16,513). As a result of the acquisition, CAI holds approximately 55.698% of Toscana Aeroporti’s share capital.

(***) On June 25, 2018, CAI purchased an additional 6.58% (1,225,275 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Cassa di Risparmio di Firenze, for a purchase price of €16.50 per share, paying a total amount of € 20,200 (approximately USD 24,218). The contract also provides an earn out for a maximum amount of € 3.4 million which, considering the remote probabilities, was not recognized. As a result of the acquisition, CAI holds approximately 62.28% of Toscana Aeroporti’s share capital.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

24	Equity (Cont.)

(****) On July 25, 2018, CAAP has entered into a share purchase agreement whereby CAAP would sell 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai. On September 12, 2018, the aforementioned transaction was completed, DICASA sold 25% of the share capital of CAI to ICD, for a seller price of € 1,504.3 per share, receiving a total amount of € 48,890 (approximately USD 56,638). As a result of the sale, DICASA holds 75% of CAI’s share capital.

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

Two of such tax assessments proceedings were initiated against AA2000 with respect to income tax deductions from services rendered by third parties. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million in 36 consecutive, monthly, installments. As of December 31, 2018 there is no outstanding amount included in other taxes payable (AR$6.6 million, USD 0.4 million as of December 31, 2017).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

On December 27, 2018, the Court ordered: to (a) override the defendants’ present cause related to the alleged evasion of the payment of the Tax on the Profits for Undocumented Outputs corresponding to the 2006 and 2007 annual fiscal years and the Income Tax corresponding to the 2008 annual exercise of AA2000, with the scope provided for by articles 54 of Law No. 27,260 and 336 paragraph 1 of the CPPN; (b) suspend the criminal action initiated for evasion of the payment of the Income Tax and the Income Tax for documented Exits corresponding to the 2009 annual exercise of AA2000, with the scope provided by art. 54 of law No. 27,260.

This decision was appealed by the Prosecutor Office, the Chamber of Appeals will intervene to decide whether or not to confirm the decision of the Court. If confirmed, the criminal case will be suspended until the payment of the quotas as committed by the company is completed.

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

The administrative federal court appointed the Argentine Center of Engineers (Centro Argentino de Ingenieros) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed for an amount equals to AR$97.4 million.

The aforementioned do not constitute a contingency as soon as their execution is ordered, the disbursements must be considered included in the contractual investment plan.

Aeropuertos del Neuquén S.A. (“NQN”) legal proceedings

On October 26, 2018 a lawsuit was served to NQN by a supplier who claims damages stemming from the alleged breach by NQN of an agreement for the financing of the construction of a hangar at the Neuquén Airport. The total amount of the claim is USD 3.5 million. Management and legal advisors understand that the claim is controversial since the non-compliance attributed to NQN responds to the fact that the supplier did not comply first with its own obligation under the agreement. On December 4th, 2018, the Court ordered a seizure on the company’s accounts for the amount of USD 577. The seizure has been replaced by an insurance policy. This replacement is final and cannot be appealed.

Brazil legal proceedings

Administrative Proceedings against the Brazilian ANAC

Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$ 758.6 million, requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal.

In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$ 196.8 million requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) the loss of revenues as a result of modifications to the rules and regulation affecting the air traffic system in Congonhas airport.

As of December 31, 2018 claims in the amount of R$ 925.7 million were denied by the Brazilian ANAC, and ICAB is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims. Regarding the claim concerning the changes made in cargo tariffs, in August 2018, the ANAC's Collegiate agreed to the request and ICAB was granted the amount of R$ 9.5 million to be deducted from future fixed grants. The remaining claims are under review by the Brazilian ANAC.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont)

On December 29, 2015, Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed claims in the total amount of R$ 1.0 billion before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government (Estudo de Viabilidade Técnica, Econômica e Ambiental “EVTEA”) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement.

As of December 31, 2018 claims in the amount of R$ 973.3 million were denied by the Brazilian ANAC, and ICASGA is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims. As of March 2019, claims in the amount of R$989.7 million were denied by the Brazilian ANAC. The remaining claims are under review by the Brazilian ANAC.

Civil Proceedings

Inframérica and its subsidiaries are defendants in various civil lawsuits, which individually and in the aggregate are not material. In addition, an ordinary action against the Brazilian ANAC was filed to suspend the payment of the annual granting fees for 2016 and 2017 related to Inframérica Concessionária do Aeroporto de Brasilia S.A.´s concession (outorga anual), in the amount of R$245.7 million (USD 75 million) and R$253.0 million (USD 66.5 million) respectively. However, as the process of rescheduling the annual fees payable for the remainder of the concession was agreed, on December 6, 2017, ICAB requested a waiver to terminate the proceeding. This waiver request was granted, but the proceeding still stands in order to conclude an existing discussion regarding legal fees.

Inframérica Participações S.A.

Inframérica Participações S.A. identified three payments totaling R$ 858 made during 2014, when Infravix Participações S.A. was still an indirect shareholder of the Inframérica Participações S.A., to individuals or entities for which Inframérica Participações S.A. was unable to clearly identify a proper purpose. As of the date of the issuance of these financial statements Inframérica Participações S.A. has received no official notice of an ongoing investigation by Brazilian authorities in connection with these payments. Inframérica Participações S.A. could be exposed to reputational harm and other adverse effects in connection with these payments. Additionally, if these payments are ultimately found to have been improper fines and sanctions may be applied, as well as other penalties.

Based on the opinion from external legal counsel of Inframérica Participações S.A., that made an assessment based on a criminal, civil and administrative legislation, Inframérica Participações S.A. does not expect, considering the facts and circumstances known to date, losses to be material.

TAGSA legal proceedings

In June 2005, under the Free Zones Law, TAGSA was granted the concession for the administration and operation of a free zone for a 20-year period, in order to develop commercial and service activities, construction of new terminals, improvement of existing facilities and operation of the Guayaquil airport. Duty-free areas are entitled to certain tax benefits, including a 100% exemption from income tax, as well as VAT, among others.

In 2010, a new Production, Commercial and Investment Code was enacted in Ecuador, which repealed the law that created tax free zones but include a grandfather clause, which determined that concessions granted under previous regulations were not affected by these new dispositions.

However, the tax authority reviewed 2010, 2012 and 2013 fiscal years and did not recognize the tax benefits granted by the Free Zones Law, and assessed additional income tax charges for the fiscal years 2010, 2012, 2013 of USD 1.9 million, interests and penalties included, and USD 1.4 million and USD 2.2 million respectively, interests and penalties not included.

TAGSA paid the amount owed regarding 2010 and 2012 fiscal years.

The Ecuadorian Tax authority (“SRI”) has determined an additional tax charge for an amount of USD 2.4 million, USD 2.2 million and USD 3.3 million in relation with fiscal years 2014, 2015 and 2016 respectively, without interest or surcharges.

TAGSA obtained a favorable judgment that repealed the differences established by the Servicios de Rentas del Ecuador (“SRI”), in regards to the income tax determination of 2013 and 2014. The SRI has filed an extraordinary action of protection.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

On September 12, 2018, TAGSA obtained a favorable judgment that overrides the differences established by the Tax authorities, in regards to the income tax determination of 2013 and 2014. The Tax authorities has filed an appeal for cassation.

On September 19, 2018, TAGSA filed a claim for income tax in 2015 and 2016. The Board of Directors of TAGSA approved the issuance of a Bank guarantee with local financial institution for an amount of USD 0.8 million, which represents a 10% of the amount involved, due to a requirement in order to submit the proceeding.

TAGSA obtained a favorable judgment that repealed the differences established by the SRI and on February 2019 the Court resolved to release the bank guarantee.

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

On September 11, 2017, Corporación América S.A. sent written notice to the Peruvian Government notifying the Peruvian Government of its non-compliance with certain Peruvian Government obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between CASA (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to CASA.

On January 18, 2018, the Peruvian Government unilaterally terminated this treatment procedure without reaching an agreement. Pursuant to the Concession Agreement, negotiations should continue through an arbitration procedure.

After the 15-day term granted by Kuntur Wasi, the State did not comply with its obligations and, therefore, Kuntur Wasi declared the termination of the Concession Agreement, as communicated to the Peruvian State on February 7, 2018.

Pursuant to the Concession Agreement, the next step should be to continue through an arbitration procedure.

On June 21, 2018, the arbitration procedure request was submitted to the competent authority CIADI, who answered the request assuming jurisdiction in Peru. On same date, Corporación América S.A. also submitted to the CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

CIADI appointed the chairman of the arbitral court. However, the Government of Peru challenged the arbitrator appointed by Kuntur Wasi / Corporación América, and therefore, the Group is in the process of appointing a new arbitrator.

The amount of damages sought by Kuntur Wasi and Corporación América S.A. in connection with the termination has not yet been determined.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

As set forth by the Peruvian prosecutor in this amended complaint, the investigation will now center around Kuntur Wasi not having funding available at the time of the award of the concession to complete the bid project, the provision of certain loans and payments made to Kuntur Wasi from Cedicor S.A., Aeropuertos Andinos del Perú S.A., Converse Bank and Liska Investment Ltd., and payments made to Proyecta y Construye S.A. from Kuntur Wasi in connection with engineering services for the construction of the Cusco Airport.

The Superior Court of Justice of Lima, Peru, confirming the judgments of the First Instance Court, resolved on January 29, 2018 and January 30, 2018, that:

(a) until the prosecutor properly asserts a claim of money laundering against the Kuntur Wasi’s Peruvian management team, the allegation of criminal activity has not been properly established. The Prosecutor should eventually remake the accusation and properly support his request; and

(b) the request for the lifting of bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, and Jose Balta (KW Peruvian management), as well as of Kuntur Wasi, was rejected considering that the Prosecutor request has lack of proof. As a result, the Prosecutor’s Office should have no elements to continue with this money laundering case.

As of the date of these financial statements, the Court decided to lift the bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, Jose Balta and Kuntur Wasi.

On December, 2018 the Argentinian office of Economic Criminality and Money Laundering (Procelac) initiated a procedure against former directors of Corporación América S.A., based in the fact that this company, as shareholder of Kuntur Wasi, would have intervened as co-author in acts of transnational bribery, offering sums of money or other compensations to Peruvian officials, in order to obtain a substantial modification in the original terms of Chinchero’s concession. The defendants answered the claim with strong arguments challenging Procelac allegations.

Without prejudice of this, we will vigorously defend against any of these allegations, as we believe such allegations are without merit.

Management and legal advisors have strong arguments to defend against these allegations, considering that such allegations are without merit.

b. Commitments

Country	Concession	Number of Airports	Concession Start Date	Current Concession End Date	Extension Details
Argentina	AA2000	35[1]	1998	2028	10 years
	NQN	1	2001	2021	5 years
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2046
	TA (ADF)	1	2003 (2014)	2043
Brazil	ICASGA	1	2012	2040	5 years
	ICAB	1	2012	2037	5 years
Uruguay	Puerta del Sur	1	2003	2033
	CAISA	1	1993 (2008)	2019[2]
Ecuador	TAGSA	1	2004	2029
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Peru	AAP	5	2011	2036	Extendable to 2071
Total		52

1.	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending government approval to be included in the AA2000 concession.
2.	See extension details in Note 30.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement

In February 1998 AA2000 was awarded the concession agreement for the use, operation and management of 33 airports in Argentina (the “Group A” airports). The concession agreement was subsequently amended and supplemented by the memorandum of agreement it entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). References to the concession agreement amended and supplemented by the Memorandum of Agreement are carried out as the “Argentine Concession Agreement”.

Likewise and in order to be able to continue with the policies related to the expansion of the aviation market, the National State of Argentina issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17 and Resolution 894/2018 of the Ministry of Transportation.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The Argentine Concession Agreement was granted for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the Argentine National Airports Regulator (Organismo Regulador del Sistema Nacional de Aeropuertos, the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Group could not provide any assurance that the Argentine National Government will grant our request or on what conditions.

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

Under the terms of the Argentine Concession Agreement, AA2000 is required to, on a monthly basis, allocate an amount equal to 15% of revenues (in Argentine pesos) to the Specific Allocation of Revenue, as follows:

-11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. Of such funds, a 30% will be previously deducted for deposit in an account to the order of the ANSES. The ORSNA will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by AA2000 or not. AA2000 may file proposals with the ORSNA which, together with the ORSNA’s proposals, shall be communicated to the Secretary of Transportation, which shall decide the application of the trust funds.

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

AA2000 is required to make capital expenditures in accordance with the investment plan commitment included in the Argentine Concession Agreement. Total investment commitments between January 2006 and 2028 are AR$ 2,158 million (calculated in December 2005 values). As of December 31, 2018, AA2000 has invested AR$ 2,205.8 million (calculated in December 2005 values) under the investment plan.

In order to guarantee performance of the works under the investment plan, AA2000 is required to enter into a guarantee with a value equal to 50% of the investment planned for the year before March 31 of each year. AA2000 granted a surety bond in the amount of AR$ 1,465 million (approximately USD 38.9 million) to comply with the investment plan guarantee required by the Argentine Concession Agreement.

AA2000 sets up a guarantee for concession contract fulfilment for the total amount is for AR$ 410,5 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

On June 11, 2018, AA2000 set up a surety bond as guarantee for concession contract fulfilment for a total amount of AR$ 528.9 million (approximately USD 14 million) replacing the previous guarantee of AR$ 410.5 million securing the annual investment plan required under the AA2000 Concession Agreement.

In addition, AA2000 is required to maintain a civil liability insurance policy Covering personal and property damages, loss or injury in an amount of at least AR$ 300 million (approximately USD 7.9 million). AA2000 has taken out insurance policy for an amount of USD 500 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

As a result of the renegotiation of the concession contract, in 2006 AA2000 has delivered to the Argentine Government 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of AR$1 each and have no voting rights. Such shares are redeemable by AA2000 at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government has the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent AA2000 has not previously redeemed such annual percentage for the respective year. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event AA2000 does not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation. There are 629,252,640 preferred shares outstanding at December 31, 2018 (616,914,353 at December 31, 2017).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

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

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction work of the new terminal (a USD 1.5 million guarantee is in place for Group 1 and 2 works) and a performance guarantee for USD 6 million, that will be returned to PDS six months after the expiration of the Carrasco Airport Concession Agreement.

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

As of July 6, 2018, Terminal Aeroportuaria de Guayaquil S.A. (TAGSA), has amended the concession agreement (the “Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil and the Municipality of Guayaquil, with an extension of the term of the Guayaquil Concession Agreement for a five–year period from 2024 to 2029.

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

-Payment of the annual concession amount

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

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

The Guayaquil Concession Agreement amendment includes an increase in the annual concession fee, effective as of July 1, 2018, from 50.25% to 55.25% paid over aggregate gross revenues received from tariffs and charges and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center). Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of USD 524.6 thousands in the administrative service fee, paid semiannually commencing February 2019.

Guarantees

TAGSA is required to maintain a performance bond as security for the timely fulfillment of the obligations under the concession agreement of USD 3 million for the rest of the concession. In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20% of the amount that is required to be paid by TAGSA to the Trust minus the amount of the performance bond of Guayaquil Concession Agreement. The current amount of the performance bond is USD 5.6 million.

ECOGAL is required to deliver a performance bond of USD 700,000 to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., a financial institution in Ecuador, and is in force until April 14, 2019. This bond will be renewed annually.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:

Event	Amount of the Performance Bond (in R$)	Amount of the Performance Bond (in USD)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65 million	16.8 million
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract)	6.5 million	1.8 million
Current amount of Phase II	11.9 million	3.1 million
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments

Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7 million	68.8 million
After completion of Phase I-B of the Natal Concession Agreement or at the termination of the contract	133.3 million	34.4 million
Current amount of Phase II (*)	171.1 million	44.2 million
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement.	19.1 million	4.9 million

(*) Insurance granted by a Guarantee letter of CAAP signed with Zurich Brazil on December 14, 2018 for R$ 224 million.

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

AAP is required to provide a guarantee of the execution of the works, including the payment of any penalties. The AAP Construction performance bond will guarantee (i) during the initial construction period, a total of 10% of the sum of the amounts established in the work execution program, that must renewed annually during the duration of this stage and the following three months, and (ii) during the remaining period, a total of 20% of the sum of the amounts established in the Annual Investment Plan for the Remaining Period Works, and must be renewed annually until 12 months after the complete execution of the works. As of December 31, 2018, the amount guaranteed is approximately USD 1 million.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

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

During the next five years, AIA expects to incur USD 61.8 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

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

Guarantees

Suretyships provided to third parties on behalf of TA (€ 10.1 million as of December 31, 2018 and € 10.5 as of December 31, 2017) mainly refer to performance bonds with ENAC (Italian regulatory authority) as beneficiary, in order to guarantee full and exact fulfillment of the obligations established with the two 40-year Conventions signed; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

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

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport, and on December 28, 2017, the Ministry of Environment, after conducting an environmental impact assessment (Valutazione di Impatto Ambientale), approved such master plan. The decree was signed on December 28, 2017. The urban planning assessment procedure is currently underway. On October 24, 2017, ENAC approved and signed 2015-2028 master plan for Pisa Airport.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Preliminary agreement for the purchase of the “Castello” area

On June 1, 2018, Toscana Aeroporti S.p.A. entered in a preliminary agreement to purchase from Nuove Iniziative Toscane Srl (“NIT”, a real estate company controlled by Unipol Group) a plot of land of approximately 123 hectares located in what is known as the “Piana di Castello” area, in the northwestern part of the Municipality of Florence. The price has been set at € 75 million (approximately USD 87.4 million), in addition to tax at the legal rate.

The preliminary contract signed by the parties is subject to the following conditions precedent:

1.	Final approval of the Florence Airport Master Plan following the conclusion of the Service Conference for the award of Urban Development Compliance;
2.	Adoption of the Castello Executive Urban Development Plan, according to the guidelines set in December 2017 by the Municipal Council of the Municipality of Florence, which indicates the planned use of the various areas and the urban development standards to be observed for each area.

The preliminary agreement will be valid for 18 months, with the possibility to extend for an additional six months.

The preliminary contract signed determined a payment by Toscana Aeroporti S.p.A. of an amount of € 3.7 million (approximately USD 4.5 million) classified as a confirmation deposit with no property passage from NIT to Toscana Aeroporti S.p.A. In case the above-mentioned conditions fail, the preliminary contract will be no valid anymore and the amount of the confirmation deposit will be immediately reimbursed to Toscana Aeroporti S.p.A.

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2018, 2017 and 2016, equity as defined under Luxembourg laws and regulations consisted of:

	At December 31, 2018	At December 31, 2017	At December 31, 2016
Share capital	160,022	1,500,000	20
Share Premium	180,486	-	-
Legal reserve	176	2	2
Free distributable reserves	385,055	385,055	1,907,328
Non-distributable reserves	1,351,883	-	-
Retained earnings	(72,231)	31,206	27,723
Total equity in accordance with Luxembourg law	2,005,391	1,916,263	1,935,073

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26	Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à.r.l., which is controlled by ACI Holding S.à.r.l., which is controlled by Corporación América International S.à.r.l. (previously denominated America Corporation International S.à.r.l.), Luxembourg’s companies.

Corporación América International S.à.r.l. is controlled by Liska Investments Corporation, a company incorporated under the laws of the British Virgin Islands.

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

Summary of balances with related parties are:

	At December 31,
	2018	2017
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,189	-
Trade receivables with other related parties	1,799	1,130
Other receivables with associates	856	5,555
Other receivables with other related parties	8,755	9,775
Other financial assets with associates	5,858	-
Other financial assets with other related parties	14,794	3,621
Trade payables to other related parties	(4,281)	(5,667)
	28,970	14,414
(b) Financial debt
Borrowings owed to other related parties (*)	-	(34,651)
	-	(34,651)
(c) Other liabilities
Other liabilities to other related parties	(2,711)	(34,948)
	(2,711)	(34,948)
(d) Other balances
Cash and cash equivalents in other related parties	9,986	4,281
	9,986	4,281

(*) Loans with related parties are secured by cash collateral by a company controlled by the Group of the Shareholder and were paid on February 8, 2018.

	For the year ended
	2018	2017	2016
Transactions
Cash contribution and contributions in kind	-	6,600	1,577,321
Refund of shareholder contributions	-	(28,893)	-
Commercial revenue	7,507	6,790	4,067
Fees	(6,056)	886	473
Interest accruals	(320)	(3,159)	(824)
Acquisition of goods and services	(23,909)	(13,950)	(10,270)
Others	(954)	(900)	200

Remuneration received by the Group’s key staff (company`s directors) amounted to approximately 1.8% of total remunerations accrued at December 31, 2018, 2.6% accrued at December 31, 2017 and 3.4% accrued at December 31, 2016.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27	Cash flow disclosures

	At December 31,
	2018	2017	2016
Changes in working capital
Other receivables and credits	(41,567)	(78,303)	(97,038)
Inventories	(999)	(909)	987
Other liabilities	(37,242)	(171,741)	(57,779)
	(79,808)	(250,953)	(153,830)

The most significant non-cash transactions are detailed below:

	For the year ended
	2018	2017	2016

Intangible assets acquisition with an increase in Borrowings/Other liabilities	(595)	(1,591)	(3,260)
Dividends not paid	-	(2,007)	-
Income tax paid with tax certificates	1,650	-	-
Dividends on preferred shares	(334)	(745)	(818)
Property, plant and equipment acquisitions with an increase in Other liabilities	-	(9)	-
Borrowings cost capitalization	-	(9,301)	-
Contribution in kind in associates	-	(17,950)	-
Decrease in Intangible with an decrease in Other liabilities (Note 22)	-	(84,075)	-
Assignment of credits	-	(4,744)	-
Payment of Commitments to the grantor with a decrease in Other receivables and credits	-	64,284	-
Contributions in kind(*)	-	-	1,556,827
Dividends distribution(*)	-	-	(49,960)

(*) See note 24.

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	765,330	682,415	34,651	4,049	1,486,445
Cash flows	(308,547)	(48,153)	(34,980)	(1,664)	(393,344)
Foreign exchange and inflation adjustments	(55,935)	(3,624)	-	(1,265)	(60,824)
Other non-cash movements	45,159	48,298	329	595	94,381
Balances as of December 31, 2018	446,007	678,936	-	1,715	1,126,658

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	604,102	475,639	22,220	5,280	1,107,241
Cash flows	99,725	129,491	10,525	(2,531)	237,210
Foreign exchange adjustments	6,117	14,686	(82)	(282)	20,439
Other non-cash movements	55,386	62,599	1,988	1,582	121,555
Balances as of December 31, 2017	765,330	682,415	34,651	4,049	1,486,445

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28	Discontinued Operations

As a result of the corporate reorganization process mentioned in Note 1, during 2016 the Group sold its equity participations in Helport do Brasil S.A. (August 31, 2016), Hidroaconcagua S.A. (October 20, 2016), as well as other smaller entities.

Considering that there were companies not related to the airport industry, they were included as discontinued operations.

Summarized information of Statement of Income is as follows:

	For the year ended,
	2018	2017	2016
Revenues	-	-	5
Cost of services	-	-	(92)
Gross profit	-	-	(87)
Selling, general and administrative expenses	-	-	(796)
Loss on disposal of discontinued operations	-	-	(8,916)
Other operating expense	-	-	(228)
Operating loss	-	-	(10,027)
Financial result, net	-	-	548
Loss before equity in earnings of associates and income tax	-	-	(9,479)
Share of income or loss in associates	-	-	62
Loss before income tax	-	-	(9,417)
Income tax	-	-	(61)
Loss from discontinued operations	-	-	(9,478)
Currency translation adjustment	-	-	4,277
Total comprehensive loss for the year	-	-	(5,201)

Summarized cash flow information is as follows:

	At December 31,
	2018	2017	2016
(Decrease)/ Increase in cash	-	-	(7,655)
Used in operating activities	-	-	(8,155)
Provided by investing activities	-	-	500

Financial information relating to the discontinued operations of the companies sold for the year 2018, 2017 and 2016 to the date of disposal is set out below;

	2018	2017	2016
Non-current assets	-	-	13,721
Current assets	-	-	38,997
Total assets	-	-	52,718
Non-current liabilities	-	-	6,552
Current liabilities	-	-	30,551
Total liabilities	-	-	37,103
Total attributable to owners of the parent	-	-	15,304
Non-controlling interests	-	-	311
Total equity and liabilities	-	-	52,718

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28	Discontinued Operations (Cont.)

The aggregate effects of disposals of subsidiaries are as follows:

	2018	2017	2016
Net identifiable assets disposed	-	-	15,304
Transfer from shareholders equity – currency translation differences	-	-	3,993
Loss from discontinued operations	-	-	(8,916)
Net cash inflow on disposal of discontinued operations	-	-	10,381
Less: Cash and cash equivalents in subsidiaries disposed	-	-	(8,593)
Net cash provided by investing activities	-	-	500
Net cash used in discontinued investing activities	-	-	(8,093)

29	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares resulting from the Conversion, the Reverse Stock Split and the Initial Public Offering, which were implemented in three stages:

-	Stage 1: Conversion that implies an increase to 1,500,000,000 common shares as explained in Note 1.
-	Stage 2: Reverse stock split from 1-to-10.12709504 approved by the shareholder on January 19, 2018 that implies a reduction of the outstanding common shares from 1,500,000,000 to 148,117,500 common shares. The nominal value of USD 1 of each common share has not changed because of the Reverse Stock Split, which become effective as of the date of its approval.
-	Stage 3: Issuance of 11,904,762 common shares in the Initial Public Offering on February 2, 2018.

The Conversion and the Reverse Stock Split has been given a retrospective effect.

The following tables shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total, of continuing and discontinued operations:

	2018	2017	2016
Income/ (loss) attributable to equity holders of the Group	7,125	63,491	43,236
Weighted average number of shares (thousands)	158,848	148,118	148,118
Basic income/(loss) per share of continuing operations	0.04	0.43	0.29

	2018	2017	2016
Loss of discontinued operations attributable to equity holders of the Group	-	-	(9,477)
Weighted average number of shares (thousands)	158,848	148,118	148,118
Basic (loss)/ income per share of discontinued operations	-	-	(0.06)

	2018	2017	2016
Income attributable to equity holders of the Group	7,125	63,491	33,759
Weighted average number of shares (thousands)	158,848	148,118	148,118
Basic income per share of continuing and discontinued operations	0.04	0.43	0.23

As of the date of the issuance of these consolidated financial statements, there are no CAAP instruments outstanding that imply the existence of potential ordinary shares. Thus the basic net income per share matches the diluted net income per share.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2018 and 2017
and for the years ended December 31, 2018, 2017 and 2016

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

30	Subsequent events

Short-term investments

During January 2019, ACI Italia has made short-term investments in high credit quality US treasury bills for an amount of USD 23.9 million.

Toscana Aeroporti S.p.A. expansion plan

On January 26, 2019, Toscana Aeroporti presented the expansion plan for the Pisa Airport terminal and the related flight infrastructures included in the 2018-2028 Master Plan, i.e., the program of works regarding the whole infrastructure system within the Pisa Airport, including the secondary runway and the aprons, as well as the project for creating an aircraft maintenance hub.

On February 6, 2019, a favorable opinion was obtained regarding the compliance of the works perfomed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence airport, which calls for the construction of a new 2,400-meter runway and a new terminal, was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructures and Transport will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este extension

On March 28, 2019, Resolution 1351/2019 was issued by the Ministry of Defense, which approved the amendment of the Punte del Este Concession Agreement, extending its term to March 31, 2033. This extension is subject to the execution of the Amendment to the Punte del Este Concession Agreement.

Aeropuertos del Neuquén S.A. loan

On January 22, 2019, Aeropuertos del Neuquén S.A. obtained a loan from Banco Macro for an amount of USD 3.5 million in order to finance works at Neuquén airport.

Aeropuertos Andinos del Perú S.A. loan

On April 10, 2019, Aeropuertos Andinos del Perú S.A. (“AAP”) entered into a loan agreement as borrower with Volcomcapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A. (“Volcom”) in the amount of USD 10.5 million. Andino Investment Holdings S.A.A. and CAAP as shareholders of AAP were established as joint and several guarantors of AAP for the obligations that could be generated by virtue of the loan agreement. For this purpose, CAAP issued an irrevocable first demand guarantee letter in the amount of USD 5.25 million in favor of Volcom.

There are no other subsequent events that significantly affect the Company’s financial position as of December 31, 2018.

