Form 20-F
period 2019-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2020-04-08
CIK 1717393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________

Commission file number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of Registrant as specified in its charter)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
Raúl Guillermo Francos, Chief Financial Officer Tel:+35226258274 4, rue de la Grève, L-1643, Luxembourg, Grand Duchy of Luxembourg
(Name, Telephone, E-mail and or Facsimile number and Address Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange in which registered
Common Shares, U.S.$1.00 nominal value per share	CAAP	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

160,022,262 Common Shares, as of December 31, 2019

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	our business strengths and future results of operation;

●	delays or unexpected casualties related to construction under our investment plan and master plans;

●	our ability to generate or obtain the requisite capital to fully develop and operate our airports;

●	general economic, political, demographic and business conditions in the geographic markets we serve;

●	decreases in passenger traffic;

●	changes in the fees we may charge under our concession agreements;

●	inflation and hyperinflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar;

●	the early termination, revocation or failure to renew or extend any of our concession agreements;

●	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);

●	changes in our investment commitments or our ability to meet our obligations thereunder;

●	existing and future governmental regulations;

●	natural disaster-related losses which may not be fully insurable;

●	terrorism in the international markets we serve;

●	the COVID-19 virus impact;

●	other epidemics, pandemics and other public health crises; and

●	changes in interest rates or foreign exchange rates.

We believe these forward-looking statements are reasonable; however, these statements speak only as of the date of this annual report and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this annual report in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

CERTAIN CONVENTIONS

Corporación América Airports S.A. (“CAAP”) was incorporated under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) on December 14, 2012. The Company owns no material assets other than its direct and indirect ownership of the issued share capital of other intermediate holding companies for all of our operating subsidiaries. Except where the context otherwise requires or where otherwise indicated, all references to the “Company,” “CAAP,” “we,” “us” and “our” refer to Corporación América Airports S.A. and its consolidated subsidiaries, as well as those businesses we account for using the equity method.

CURRENCY PRESENTATION

In this annual report, unless otherwise specified or the context otherwise requires:

●	“U.S.$” and “U.S. dollar” each refers to the United States dollar;

●	“AR$” refers to the Argentine peso;

●	“€,” “EUR” or “euro” each refers to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999;

●	“R$” or “BRL” each refers to the Brazilian real;

●	“$U” or “UYU” each refers to the Uruguayan peso;

●	“AMD” refers to the Armenian dram; and

●	“PEN” or “S/” refers to the Peruvian sol.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2019 and 2018 and for our fiscal years ended December 31, 2019, 2018 and 2017 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated April 3, 2020, is also included in this annual report.

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

The Reorganization was completed on December 22, 2016, with the contribution of the shares of American International Airports, LLC, the holding company which directly and indirectly controls the operations of the airports in Armenia and Argentina, to A.C.I. Airports International S.à r.l.

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

Factors Affecting Comparability of Prior Periods

During 2018, particularly on the third and fourth quarters of 2018, Argentina experienced a devaluation of its currency against the U.S. dollar of 102.2%, which exceeded the 47.6% inflation for the same period. This factor, compounded with the application of IAS 29 as from January 1, 2018, which changed the mechanism for translating the financial information into U.S. dollars that we have been applying up to December 31, 2017, affected the comparability of the figures reported for the year ended December 31, 2018 with the corresponding period in 2017. The variation of the devaluation (58.9%) of the Argentine peso vis-à-vis the inflation (53.8%) during 2019 did not have such an impact in our results of operations as in 2018. Therefore, comparability of the figures reported for the year ended December 31, 2019 with the corresponding period in 2018 was significantly affected.

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

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are not defined under IFRS and have important limitations as analytical tools. You should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. For example, Adjusted EBITDA and Adjusted EBITDA excluding Construction Services have the following limitations:

●	exclude certain tax payments that may represent a reduction in cash available to us;

●	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

●	do not reflect changes in, or cash requirements for, our working capital needs; and

●	do not reflect the significant interest expense, or the cash requirements, necessary to service our debt.

We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services enhances investors’ understanding of our performance. We believe these measures are useful metrics for investors to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We present Adjusted EBITDA and Adjusted EBITDA excluding Construction Services in order to provide supplemental information that we consider relevant for the readers of our Audited Consolidated Financial Statements included elsewhere in this annual report, and such information is not meant to replace or supersede IFRS measures.

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

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services should not be considered as alternatives to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations.

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

Capital Increase

On February 5, 2018, the Company completed its initial public offering of common shares whereby 11,904,762 new common shares were issued, thus bringing the Company’s share capital from U.S.$148,117,500, represented by 148,117,500 shares having a nominal value of U.S.$1.00 each, to the amount of U.S.$160,022,262.

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

The following selected consolidated financial information and other data of the Company should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this annual report. Our financial information is presented in millions of U.S. dollars unless otherwise instructed.

The selected consolidated statement of financial position data as of December 31, 2019 and 2018 and the selected consolidated statement of income, comprehensive income and cash flow data for the years ended December 31, 2019, 2018 and 2017 have been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. Our selected consolidated financial data as of December 31, 2016 and for the years ended December 31, 2016 and 2015 has derived from our audited consolidated financial statements not included in this annual report.

We prepare our Audited Consolidated Financial Statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. We applied IFRS for the first time for our fiscal year-initiated January 1, 2015.

Consolidated Statement of Income

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Continuing Operations
Revenue	1,558.6	1,426.1	1,575.2	1,366.3	1,187.1
Cost of services	(1,138.4)	(971.4)	(1,030.0)	(859.1)	(759.2)
Gross Profit	420.2	454.7	545.2	507.3	427.9
Selling, general and administrative expenses	(168.3)	(171.9)	(194.2)	(170.9)	(167.2)
(impairment loss)/ Reversal of previous impairment	(42.8)	—	3.1	(16.6)	—
Other operating income	17.3	20.2	20.0	16.9	15.6
Other operating expense	(2.7)	(4.1)	(4.8)	(4.9)	(2.7)
Operating Income	223.6	299.0	369.1	331.8	273.6
Share of loss in associates	(5.4)	(4.1)	(15.8)	(1.3)	(69.3)
Income before financial results and income tax	218.3	294.8	353.3	330.5	204.3
Financial income	51.9	76.3	62.6	37.5	46.8
Financial loss	(233.5)	(331.1)	(302.0)	(273.0)	(199.8)
Inflation adjustment	(25.4)	(36.5)	—	—	—
Income before income tax expense	11.3	3.5	113.8	95.1	51.3

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Income tax expense	(17.1)	(14.1)	(46.9)	(56.4)	(45.0)
(Loss)/Income from continuing operations	(5.8)	(10.6)	66.9	38.7	6.3
(Loss)/Income from discontinued operations	—	—	—	(9.5)	109.0
(Loss)/ Income for the Year	(5.8)	(10.6)	66.9	29.2	115.3
Attributable to:
Owners of the parent	9.1	7.1	63.5	33.8	105.5
Non-controlling interest	(14.9)	(17.7)	3.4	(4.5)	9.8
	(5.8)	(10.6)	66.9	29.2	115.3

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Earnings per share attributable to owner of the parent
Weighted average number of ordinary shares (in thousands) (1)	160,022	158,848	148,118	148,118	148,118
Continuing Operations
Basic and diluted earnings per share(1)	0.06	0.04	0.43	0.29	(0.07)
Discontinued Operations
Basic and diluted earnings per share(1)	—	—	—	(0.06)	0.79
Continuing and Discontinued Operations
Basic and diluted earnings per share(1)	0.06	0.04	0.43	0.23	0.71

(1)	Years ended December 31, 2018, 2017 and 2016, include the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
(Loss)/Income for the year	(5.8)	(10.6)	66.9	29.2	115.3
Items that will not be reclassified subsequently to profit or loss

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Remeasurement of defined benefit obligation	(0.2)	0.3	— (1)	(0.3)	0.3
Items that may be subsequently reclassified to profit or loss
Shares of other comprehensive income/(loss) from associates	— (1)	(1.2)	0.4	— (1)	(40.0)
Currency translation adjustment	(24.8)	(247.7)	(25.6)	(48.6)	(166.6)
Other comprehensive loss of continuing operations for the year, net of income tax	(25.0)	(248.6)	(25.1)	(48.9)	(206.3)
Currency translation adjustment from discontinued operations	—	—	—	4.3	(4.3)
Other comprehensive income of discontinued operations for the year, net of income tax	—	—	—	4.3	(4.3)
Total other comprehensive loss for the year	(25.0)	(248.6)	(25.1)	(44.6)	(210.5)
Total comprehensive (loss)/income for the year	(30.8)	(259.2)	41.8	(15.4)	(95.2)
Attributable to:
Owners of the parent	(4.3)	(154.2)	34.9	1.5	(50.9)
Non-controlling interest	(26.5)	(105.0)	6.8	(16.9)	(44.4)
	(30.8)	(259.2)	41.8	(15.4)	(95.2)

(1)	Amount not shown due to rounding.

Consolidated Statement of Financial Position

	As of December 31,
	2019	2018	2017	2016	2015
Assets
Non-current assets	3,374.6	3,312.5	3,221.7	3,120.2	2,876.9
Current assets	507.6	532.7	579.5	507.1	394.7
Total assets	3,882.2	3,845.3	3,801.2	3,627.3	3,271.6
Total equity	1,198.6	1,222.7	797.1	803.3	834.1
Liabilities

	As of December 31,
	2019	2018	2017	2016	2015
Non-current liabilities	2,121.3	2,172.0	2,272.1	2,161.2	1,955.5
Current liabilities	562.3	450.6	732.0	662.8	482.0
Total liabilities	2,683.6	2,622.6	3,004.1	2,824.0	2,437.5
Total equity and liabilities	3,882.2	3,845.3	3,801.2	3,627.3	3,271.6
Equity
Weighted average number of ordinary shares (in thousands) (1)	160,022	158,848	148,118	148,118	148,118
Declared dividends per share	—	—	—	—	—

(1)	Years ended December 31, 2018, 2017, 2016 and 2015, include the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Net cash (used in)/ provided by operating activities	(19.7)	191.7	(49.4)	172.8	43.6
Net cash used in discontinued operating activities	—	—	—	(8.2)	(42.0)
Net cash (used in)/provided by investing activities	(12.1)	(59.2)	(45.2)	35.8	(86.4)
Net cash used in discontinued investing activities	—	—	—	(8.1)	(183.6)
Net cash provided by/(used in) financing activities	24.6	(65.7)	129.0	(159.4)	22.8
Net cash provided by discontinued financing activities	—	—	—	—	196.7
(Decrease)/ Increase in cash and cash equivalents from continuing operations	(7.3)	66.8	34.4	49.2	(20.0)
(Decrease)/ Increase in cash and cash equivalents from discontinued operations	—	—	—	(16.2)	(28.8)

RECONCILIATION OF NON-IFRS DATA

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

For the definition of “Adjusted EBITDA” and “Adjusted EBITDA excluding Construction Services” please see “Presentation of Financial Information.”

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are reconciled to consolidated income from continuing operations below:

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Income from continuing operations	(5.8)	(10.6)	66.9	38.7	6.3
Financial income	(51.9)	(76.3)	(62.6)	(37.5)	(46.8)
Financial loss	233.5	331.1	302.0	273.0	199.8
Inflation adjustment	25.4	36.5	—	—	—
Income tax expenses	17.1	14.1	46.9	56.4	45.0
Amortization and depreciation(1)	162.4	151.0	108.3	96.7	72.2
Adjusted EBITDA	380.7	445.9	461.6	427.2	276.6
Construction services revenue	(350.3)	(198.4)	(250.1)	(165.1)	(178.4)
Construction services costs	348.0	196.3	248.6	163.7	177.0
Adjusted EBITDA excluding Construction Services	378.5	443.8	460.1	425.9	275.1

(1)	Amortization and depreciation used for reconciling income from continuing operations to Adjusted EBITDA and Adjusted EBITDA excluding Construction Services exclude U.S.$19.7 million, U.S.$24.8 million, U.S.$29.8 million and U.S.$26.2 million related to the Brazil concession assets for the years ended December 31, 2019, 2018, 2017 and 2016, respectively, which is included in the Amortization and depreciation in the Consolidated Statement of Cash Flows.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We may be subject to monetary penalties if we violate or otherwise fail to comply with the terms of our concessions. Some violations of a concession agreement may provide for cure periods or other remedial action, while other violations, whenever they are substantial and repeated, can result in the immediate termination of the relevant concession. If we experience difficulties, we may encounter problems in satisfying our obligations under our concession agreements and the relevant governmental authorities may impose sanctions on us. For a description of the consequences that may result from the violation of various terms of our concessions, or local laws and regulations related to such concessions, see “Business—Regulatory Section.” Monetary penalties could negatively affect our results of operations.

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

Our revenue is closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our aeronautical revenue and indirectly determine our commercial revenue. Passenger and cargo traffic volumes and air traffic movements depend, in part, on many factors beyond our control. Such factors include economic conditions and the political situation in the countries where we operate our airports, epidemics, pandemics such as the COVID-19 virus and other public health crises, terrorism, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs), currency exchange rate fluctuations, hyperinflation, geopolitical considerations and changes in regulatory policies applicable to the aviation industry. The occurrence of any of these risks may result in a reduction of passenger air traffic levels and air traffic movements globally and in the regions in which we operate. A significant decline in passenger and cargo traffic volumes and the number of air traffic movements at our airports would have a material adverse effect on our business, financial condition and results of operations.

Outbreaks of disease and health epidemics could have a negative impact on international air travel.

Public health crises such as the outbreak of Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus of 2009 and the Ebola pandemic in 2014–2015 have disrupted the frequency and pattern of air travel worldwide in recent years. Also, travel to Caribbean and Latin American countries were affected as a result of the Zika virus. Because our revenue is largely dependent on the level of passenger traffic in our airports, any outbreaks of health epidemics, such as the H1N1 virus and the Zika virus, could result in decreased passenger traffic and increased costs to the air travel industry and, as a result, could have a material adverse effect on our business revenues and results of operations.

The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and our results of operations, financial position and cash flows.

In late December 2019 a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The ongoing COVID-19 has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy and Spain which had forced airlines to cancel flights and extended shutdowns of certain businesses in certain regions.

The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. Furthermore, its impact on the global and local economies may also adversely impact consumer discretionary spending. As of the date of this annual report, COVID-19 virus has disrupted operations of most of the airlines around the world as well as many of the airports we operate, decreased passenger traffic and increased costs to the air travel industry.

Given the uncertainty around the extent and timing of the potential future spread or mitigation and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows or financial condition. However, COVID-19 virus is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a negative impact on passenger traffic levels, air traffic operations and our results of operations, financial position and cash flows.

We face risks related to our dependence on the revenue from Ezeiza Airport.

During the years ended December 31, 2019, 2018 and 2017, Ezeiza Airport generated U.S.$639.9 million in revenue, or 41.1%, U.S.$549.0 million in revenue, or 37.5%, and U.S.$535.0 million in revenue, or 34.0%, respectively, of our consolidated revenue for such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue at this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

International prices of fuel have experienced significant volatility in the past. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. In the past, increased fuel costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines. Although fuel is a widely-traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices. Significant fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effect on our revenues and results of operations.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, prolonged weather conditions and other adverse incidents could affect our business and results of operations.

A significant extended interruption or disruption in service at the airports where we operate could have a material adverse impact on our business, financial condition and results of operations. Our results of operations could be impacted by flight cancellations and airport closures caused by weather and natural disasters. Severe weather conditions, particularly heavy snowfall, increases in the frequency, severity and duration of natural disasters such as hurricanes, tornadoes, volcanic activity, earthquakes and tsunamis, can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports, which may result in decreased revenues and increased costs.

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

Some of our employees are members of labor unions. For example, as of December 31, 2019, approximately 65.2% and 49.4% (66.7% and 50.2%, respectively, as of December 31, 2018) of our employees in Argentina and Italy, respectively, were members of labor unions. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

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

None of our agreements with our aeronautical customers obligates them to provide service at or to our airports. If any of our aeronautical customers were to reduce their use of our airports or cease to operate at them for any reason, including merger, bankruptcy or due to regulatory restrictions or the impact of the COVID-19, among other factors, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers could no longer operate. Our business and revenue, and our ability to recover receivables, could be adversely affected if we are unable to replace the business of our main aeronautical customers.

Our main aeronautical customers are LATAM Airlines Group and Grupo Aerolíneas Argentinas. For the year ended December 31, 2019, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 20.3% and 13.3% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2018, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 20.5% and 13.2% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2017, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 22.4% and 16.4% of our consolidated aeronautical revenue, respectively.

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

We are required to maintain insurance under all of our concession agreements and we seek to insure all risks for which insurance coverage is available on commercially reasonable terms. We can offer no assurance that our insurance policies will cover all of our liabilities in the event of an accident, natural disaster, terrorist attack or other incident. The insurance market for airport liability coverage generally, and for airport construction in particular, is limited, and a change in the coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. For some of our airports, we do not currently carry business interruption insurance or property insurance against terrorism and related risks. Consequently, any substantial interruption of our business or terrorist attacks could have a material adverse effect in our results of operations and our financial condition.

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

Our existing concessions are mostly in countries with emerging economies, and investing in developing economies generally involves risks. These risks include political, social and economic events, any of which could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition and results of operations. These risks and instability are caused by many different factors, including the following:

●	adverse external economic factors;

●	inconsistent fiscal and monetary policies (including currency devaluation);

●	dependence on external financing;

●	changes in governmental economic and tax policies and regulations;

●	high levels of inflation;

●	fluctuations in currency values;

●	high interest rates;

●	wage increases and price controls;

●	limitation on imports;

●	exchange rates and capital controls;

●	political and social tensions;

●	fluctuations in central bank reserves; and

●	trade barriers.

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

We have implemented, among others, contingency procedures, backup systems, information and communication redundant systems, testing procedures, information technology auditing systems and network protection systems. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, resulting in increased costs, a decline in revenue and damage to our business in general, including, but not limited to harm to our public image.

During 2019, we encountered an increased number of non-material phishing attacks attempts which consisted on fake e-mails requesting minor payments and/or confidential information. We did not comply or followed any of these requests, and thus, none of these isolated events had any consequence for the Company nor our passengers. In response to these attacks, the Company created a global information security department and began a global assessment to increase protection over the intellectual property assets and information systems.

The risk of cyber-crime has been increasing, especially as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially affect the number of passengers at our airports, cause the loss of passenger information, damage our reputation and lead to regulatory penalties and financial losses.

In addition, our business operations routine involves gathering personal information about vendors, customers and employees among others, through the use of information technologies. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people’s personal information to unauthorized use. Any such event could give rise to a significant potential liability and reputational harm. As part of its risk management process, the Company is mapping the security measures on data privacy risks.

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

We indirectly own 81.3%, and 51.0% of our principal Argentina and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise, we indirectly own 75% of Corporación América Italia S.p.A. (“CA Italy”) who owns 62.28% of our principal Italy operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders–including, in the case of Italy, public shareholders–of these entities may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

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

We are subject to and bound by U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190), the Brazil Clean Company Act of 2014 (Law No. 12,846) and the Armenia Law on the Committee for Preventing Corruption (Law No. HO-96-N). These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Many jurisdictions have recently implemented new anti-corruption laws (such as in the case of Argentina and Brazil) or have broadened the scope of existing anti-corruption laws (such as in the case of Italy). On January 1, 2018, Peruvian Law No. 30,424 went into effect which introduced corporate liability for criminal offenses related to corruption, money laundering and terrorist financing. The Brazilian Clean Company Act holds companies strictly liable for the corrupt acts of their employees and intermediaries, which means that a company may be held liable for such acts, without a finding of fault on the part of the company. See “—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—The ongoing economic uncertainty and political instability in Brazil may adversely affect our economic and financial condition” and “— Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate— Brazil— We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.” Our business requires that we maintain continuous contact with governments and agencies from the initial bid process for any concession and throughout the entire term of any concession we are awarded. Despite the existence of our compliance program together with our ongoing efforts to ensure compliance with anti-corruption laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition and results of operations.

The transition away from the London Interbank Offered Rate (LIBOR) could affect the value of certain short borrowings, as well as our ability to seek additional debt financing

In 2017, the United Kingdom’s Financial Conduct Authority announced that after 2021 it would no longer compel banks to submit the rates required to calculate the London Interbank Offered Rate (“LIBOR”). This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Consequently, at this time, it is not possible to predict whether and to what extent banks will continue to provide submissions for the calculation of LIBOR. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments.

If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected or we may need to renegotiate the terms of our credit agreements to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the creditors, trustees or agents under such facilities or instruments on a new means of calculating interest. While only a small percentage of our short-term borrowings include financial instruments subject to LIBOR, there remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate, and any potential effects of the transition away from LIBOR on certain instruments we currently have in place and/or in to which we may enter in the future are not known.

The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in reductions in the value of certain instruments or the effectiveness of related transactions such as hedges, increased borrowing costs, uncertainty under applicable documentation, or difficult and costly consent processes. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, may result in losses or increases in financing costs with respect to our indebtedness, expenses, difficulties, complications or delays in connection with future financing efforts, all of which could have a material adverse impact on our business, financial condition and results of operations.

The outstanding loan balance due on our finance lease and debt-financed contracts linked to LIBOR amounted to U.S.$74.4 million as of December 31, 2019, which represents 6.2% of our total indebtedness as of such date.

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

Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under (i) our 6.875% senior secured notes due 2027 (the “Argentine Notes”), and (ii) the onshore credit facility agreement (as amended) and the offshore credit facility, both dated August 9, 2019 (as amended), entered by and among AA2000, Citibank N.A., as administrative agent, the branch of Citibank N.A. established in the Republic of Argentina, as collateral and disbursement agent, Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A., as lenders (the “2019 Credit Facilities”), which will result in automatic acceleration of the Argentine Notes and the 2019 Credit Facilities. As of the date of this annual report, the total amount outstanding under the Argentine Notes and the 2019 Credit Facilities is U.S.$367.9 million and U.S.$120.0 million, respectively. The Argentine Government’s indemnification obligations in combination with the collateral structure under the Argentine Notes and the 2019 Credit Facilities may not be adequate to repay the holders of such notes. See “Indebtedness.”

During the years ended December 31, 2019, 2018 and 2017, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 59.3%, 57.0% and 63.2%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us, or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to review annually AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by making adjustments to (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. Since the renegotiation of the AA2000 Concession in 2007, the Argentine Government has reviewed the financial projections eight times. Effective January 1, 2020, the ORSNA, through Resolution No. 93/2019, increased the fees we may charge international passengers from U.S.$49.00 to U.S.$51.00 and the fees we may charge domestic passengers from AR$74.33 to AR$195.00.

We have filed a judicial claim against the ORSNA in order to challenge: (i) ORSNA Resolution No. 75/2019, which approved the revision of the Financial Projection of Income and Expenses of AA2000’s concession as of December 31, 2016, (ii) ORSNA Resolutions No. 92/2019 and 93/201, which approved the revision of Financial Projection of Income and Expenses of AA2000´s concession as of December 31, 2017 and the new tariff scheme referred above, and (iii) the criteria applied by the ORSNA, which contemplated inflation adjustment, for the determination and final valuation of the dividends distributed during 2019 to holders of our preferred shares. As of the date of this annual report, such claim has not been resolved.

If the ORSNA adjusts the fees we may charge or that we must pay under the AA2000 Concession Agreement in a way that is detrimental to us, if the ORSNA fails to adjust such fees in order to restore the AA2000 Concession Agreement’s economic equilibrium, if the ORSNA seeks to modify our rights under the AA2000 Concession Agreement or if the criteria for the calculation of the dividends paid to holders of preferred shares, adjusted by inflation, is confirmed, it may have a material adverse effect on our business, financial condition and results of operations.

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

Accordingly, we may record investments in any given period that have not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all. Our capital expenditures for the years ended December 31, 2019 and 2018 are currently under review by the ORSNA. In addition, we filed claims with the ORSNA in connection with the investment amounts recognized by the ORSNA for the years ended December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011, which as of the date of this annual report have not been resolved.

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

AA2000 derives a significant portion of its revenues from a limited number of aeronautical customers, and the loss of the business of a significant client could have a material adverse effect in our results of operations.

AA2000 has a significant concentration of aeronautical customers, such that economic difficulties or changes in the policies or patterns of AA2000´s aeronautical customers could have a significant impact on AA2000 financial condition and results of operations. This concentration may expose AA2000 to a material adverse effect if one or more of our large aeronautical customers were to significantly suspend or interrupt payments to AA2000 for any reason. Furthermore, a delay in payment or non-payment by a major aeronautical customer could materially and adversely affect our results of operations.

For instance, Aerolíneas Argentinas S.A. and Austral Lineas Aéreas S.A. have suspended payments and currently owe AA2000 approximately AR$171.6 million and U.S.$31.7 million and AR$29.8 million and U.S.$2.9 million, respectively. These debts were registered as an allowance (provisión) in the financial statements of AA2000 corresponding to the fiscal year ended December 31, 2019.

On September 24, 2019, AA2000 initiated a mandatory judicial pre-mediation procedure seeking payments of the amounts due by Aerolineas Argentinas. Although three mediations were held, the parties were not able to reach an amicable solution. As of the date of this annual report, AA2000 has not yet initiated a judicial claim with respect to this proceeding.

If Aerolíneas Argentinas does not repay the amounts due to AA2000 and reinstate payments, our business, results of operations and financial condition could be materially and adversely affected. Even if AA2000 is able to successfully restructure its credit with Aerolíneas Argentinas, we cannot assure that Aerolineas Argentinas will timely comply with its obligations under such restructuring.

The impact of the recent congressional and presidential elections on the future economic and political environment of Argentina is uncertain.

Presidential and congressional elections in Argentina took place on October 27, 2019, which resulted in Alberto Fernández being elected President of Argentina. The new administration took office on December 10, 2019.

Since taking office, the new administration announced and implemented certain economic and policy reforms, including the following:

●	Foreign Exchange Regulations. Reinstatement of certain foreign exchange regulations that limit the access to the Argentine Foreign Exchange Market. See “Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.”

●	Economic Emergency Law. On December 21, 2019, the Congress approved the draft bill sent by the recently enacted president Mr. Fernandez of a new economic emergency law (Ley de Solidaridad Social y Reactivación Productiva en el marco de la Emergencia Pública) (the “Economic Emergency Law”). The Economic Emergency Law declared the public emergency on economic, financial, administrative, fiscal, health and social matters until December 31, 2020. Among other provisions, it created new taxes, increased export duties, suspended increases of electricity and natural gas tariffs.

●	Renegotiation of the External Public Debt. On February 5, 2020, the Congress approved a law which authorized and granted broad faculties to the Minister of Economy to engage in negotiations with the International Monetary Fund (“IMF”) to restructure the external debt.

As of the date of this report, the impact that these measures and any future measures taken by the new administration will have on the Argentine economy and our business cannot be predicted. In addition, there is uncertainty as to how the new administration will address Argentine´s public debt restructuring. Furthermore, we cannot predict how the new administration will address other political and economic issues that were crucial during the presidential election campaign, such as the financing of public expenditures, public service subsidies, inflation rates and tax reforms, or the impact that any measures taken by the new administration related to these issues will have on the Argentine economy as a whole.

Some of the measures proposed by the new government may also generate political and social opposition, which may in turn prevent the new government from adopting its proposed measures.

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

The former administration adopted several economic and policy reforms aimed to stabilize the economy. For instance, on June 7, 2018, the Argentine Government entered into a U.S.$50 billion, 36-month Stand-By Arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. On September 26, 2018, the Argentine Government agreed with the IMF to increase the total amount available under the Stand-By Agreement from U.S.$50 billion to U.S.$57.1 billion. As of the date of this annual report, the Argentine Government has drawn approximately U.S.$44.1 billion, in five tranches of approximately U.S.$15.0 billion in June 2018, U.S.$5.7 billion in October 2018, U.S.$7.6 billion, U.S.$10.8 billion in April, 2019 and U.S.$5.3 billion in July 2019.

The Stand-By Arrangement with the IMF was intended to, among other things, halt the significant depreciation of the peso during the first half of 2018. However, between July 2, 2018 and January 1, 2020, the Argentine peso suffered a devaluation against the U.S. dollar of 110% (AR$28.7 per U.S.$ dollar in July 2018 to AR$60.3 per U.S.$ dollar) according to the Argentine Central Bank.

During the presidential campaign, the current administration made several announcements regarding the necessity of restructuring the loans granted by the IMF. As of the date of this report, there is still uncertainty how this process will be developed. On February 5, 2020, the bill authorizing the Ministry of Economy to renegotiate the external debt with broad powers and faculties was approved by the Argentine Congress. The Government seeks to restructure the external debt, in order to avoid default and promote the country’s economic recovery.

As part of the presidential elections, new administration in the Province of Buenos Aires also took office on December 10, 2019. After the failure of the negotiations with the Province’s bondholders, the new administration of the Province of Buenos Aires announced that it would make the payment of the upcoming service under the bonds. It is uncertain the impact that the failure of these negotiations and payments might have in the restructure of Argentina´s debt.

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

Exchange controls and restrictions on transfers abroad and capital inflows may prevent or limit AA2000 from servicing its foreign currency debt obligations and pay dividends abroad.

On September 1, 2019, the Argentine Government issued Executive Decree No. 609/2019 (as amended) which, inter alia, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed as from 2015. Decree No. 609 was further regulated, amended and complemented by several regulations issued by the Argentine Central Bank.

In line with the restrictions that were in place in the past, the Argentine Central Bank new regulations set forth certain limitations on the flow of foreign currency into and from the Argentine Foreign Exchange Market, aimed both at generating the country’s economic stability and supporting the country’s economic recovery.

Even though the access to the Argentine Foreign Exchange Market is currently permitted for debtors in order to purchase foreign currency for the payment of principal or interest of debt payable to non-resident creditors, we cannot guarantee that restrictions for purchase or transfer thereof may be established in the future. In such situation, the Argentine Central Bank may not authorize these operations and, thus, impair AA2000 from servicing its foreign currency denominated debt obligations.

In addition, access to the Argentine Foreign Exchange Market for the payment of profits and dividends abroad is subject to the prior approval from the Argentine Central Bank, provided that certain conditions are met. See “Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.” Therefore, these restrictions and controls could interfere with AA2000’s ability to transfer dividends distributions abroad.

If the Argentine Central Bank imposes stricter restrictions, AA2000 may not be able to make payments of principal and/or interest of its foreign currency debts abroad, including the Argentine Notes and the 2019 Credit Facilities, as well as it could be prevented from transferring dividends distributions abroad.

Foreign exchange regulations restricts AA2000 ability to apply its dollar proceeds collected abroad to the payment of foreign currency debt.

In the past, debtors were allowed, subject to certain requirements, to directly apply export proceeds from the rendering of services held in off-shore accounts to make principal and interest payments resulting from foreign currency debt obligations, without having to transfer such funds into Argentina or exchange them into pesos through the Argentine Foreign Exchange Market.

The foreign exchange regulations currently in force allow for the proceeds obtained from the collection of exports of goods to be applied to principal and interest payments resulting from foreign currency debt obligations but it do not expressly allow this option in the case of exports of services. Therefore, debtor must repatriate and exchange their collections under exports of services into Argentine pesos within five (5) business days from collection thereof, either in Argentina or abroad.

Although AA2000 requested the Argentine Central Bank to issue a regulation including the export of services under this framework, as they were in the past, AA2000 has not received a reply yet. If the Argentine Central Bank does not allow AA2000 to apply export of services proceed to principal and interest payments resulting from its foreign currency debt obligations, or if the Argentine Central Bank imposes stricter restrictions, AA2000´s ability to make principal and interest payments under its foreign currency debt obligations, in particular the Argentine Notes and the 2019 Credit Facilities, may be impaired.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. As of October 1, 2019, the minimum monthly salary of private employees is AR$16,875.

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

In recent years, the Argentine Government has substantially increased public expenditures. In 2019, public sector expenditures increased by 37.2% as compared to 2018, the Argentine Government reported a primary fiscal deficit of 0.44% of the Gross Domestic Product (GDP), according to the Argentine Ministry of Treasury. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

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

During 2019, the Argentine economy was affected by the devaluation of local currencies in emerging markets, in particular, the Brazilian currency by 7% against the U.S. dollar and the Chilean currency which reached historical low record against the U.S. dollar, among others. Likewise, the outflow of flows to emerging markets also affected Argentina, deteriorating the conditions to access new external financing.

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

On the other hand, on June 28, 2019, the Argentine Government agreed to the terms of the European Union-Mercosur Strategic Partnership Agreement under which the European Union will lower tariffs on the purchase of Mercosur products of both agricultural and industrial origin and vice versa. This agreement must still take several legal steps, including parliamentary approval, before it goes into effect. It establishes a periodic decrease in tariffs, so the zero tariff will not be immediate or for unlimited quantities for sales from Mercosur to the European Union. Despite of this, in September 2019 the Austrian parliament imposed a veto to the already mentioned agreement. Also, France president Emanuel Macron stated that France will not sign the partnership document.

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union (“Brexit”). Brexit has created political and economic uncertainty and instability in the global markets (including currency and credit markets), particularly in the United Kingdom and European Union. In addition, political and economic uncertainty surrounding the terms of Brexit has in the past led to, and the outcome of Brexit could lead to, certain macroeconomic conditions that adversely affect our business. The long-term effects of Brexit will depend, in part, on any agreements the United Kingdom makes or does not make to retain access to European Union markets following a transitional period.

Following the formation of a majority conservative government in December 2019, the United Kingdom withdrew from the European Union on January 31, 2020. The future relationship between the United Kingdom and the European Union remains uncertain as the United Kingdom and the European Union work through the transition period that provides time for them to negotiate the details of their future relationship. The transition period is currently expected to end on December 31, 2020, and, if no agreement is reached, the default scenario would be a “no-deal” Brexit. In the event of a no-deal Brexit, the United Kingdom will leave the European Union with no agreements in place beyond any temporary arrangements that have or may be put in place by the European Union or individual European Union Member States, and the United Kingdom as part of no-deal contingency efforts and those conferred by mutual membership of the World Trade Organization. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the United Kingdom leaving the European Union with no agreements in place would have and how such withdrawal would affect us.

As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe and Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however, the impact may also be significant to the other member states.

As for Argentina, the consequences of Brexit are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, a factor that could affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material. In addition, it is possible that Brexit could complicate Argentina’s ability to issue additional debt in the international capital markets, as funding would be more expensive.

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

After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated 20.3% against the U.S. dollar in 2017, 101.4% in 2018 and 58.4% in 2019. After the preliminary presidential elections in which former president Macri was defeated by current president, Fernandez, a significant depreciation of the peso against the U.S. dollar took place. In order to stabilize the local currency, the prior administration reestablished the foreign exchange restrictions on September 2019. See “Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.” The current administration has maintained and issued additional regulations in order to discourage the acquisition of foreign currency by local residents and companies. As of April 1, 2020, the official exchange rate was AR$64.5 to U.S.$1.00. If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface. Moreover, it could result in a material adverse effect on our financial condition and results of operations due to our exposure to financial commitments in U.S. dollars.

As a result of the significant depreciation of the peso against the U.S. dollar, since August 30, 2018 the Argentine Central Bank increased the interest rate of the Argentine peso to 60% aiming to attract investments in this currency. Since the new administration took office, the Argentine Central Bank is developing policies to decrease the interest rate and, as of the date of this annual report, the interest rate was reduced to 50%.

This still quite high level of interest rate deteriorates the conditions for accessing credit by individuals and legal entities, producing an increase in debt levels paid off, which could affect our business, financial condition and the results of our operations. In addition, high interest rates in Argentine pesos may not be sustainable in the medium term, which could affect the level of activity from a reduction in consumption.

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

Inflation has and continues to materially undermine the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 24.6% for 2017, 47.6% for 2018 and 53.8% for 2019. The inflation rate for 2019 has been Argentina’s highest inflation rate since 1991.

Since Mr. Fernandez assumed the presidency, the Argentine Government, through the Ministry of Economy and the Argentine Central Bank, has adopted several measures in order to deaccelerate inflation and control the devaluation of the peso against the U.S. dollar. These measures include, among others: (i) restrictions on the access of individuals and entities to the Foreign Exchange Market, (ii) taxation to certain operations which imply acquisition of foreign currency, and (iii) negotiations with creditors in order to restructure the Argentine external debt.

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

Since 2019, more than one hundred Argentine businessmen and approximately fifteen former government officials were and are being investigated for bribery private state contractors. As a result of these investigations, several businessmen and former public officials have been prosecuted, including the former president and current vice-president of Argentina, Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association.

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

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, which could ultimately lead to lower growth in the Argentine economy.

As of the date of this annual report, we have not estimated the impact that these investigations could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might be. In turn, the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

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

On February 6, 2019, we obtained a favorable opinion regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence airport was closed. On April 16, 2019, the Italian Ministry of Infrastructures and Transport issued a decree whereby the administrative procedure was closed. However, upon request of certain institutions, associations and companies, the Italian Ministry of Infrastructures and Transport suspended the effects of such decree. Likewise, some other institutions, associations and companies requested local courts to cancel the VIA decree dated December 28, 2017, which included the favorable opinion vis-à-vis the environmental compliance of the works. The court also granted such request on May 27, 2019.

On February 14, 2020, TA was notified by the Council of State that the appeals interposed to cancel the VIA decree were denied. Therefore, we must undertake a new procedure regarding the environmental compliance of the works performed.

Our ability to increase revenues and profits derived from the operation of the Florence Airport may be adversely affected due to the approval process rejection.

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

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. In particular, these provisions state that, in relation to companies that own one or more of such strategic assets, the Italian Government may:

●	veto any resolutions, acts and transactions that would (i) determine a change in the ownership, control, or transferability of those assets themselves or change their use, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety and operation of the networks and installations, and the continued provision of services (Article 2, paragraph 3);

●	impose conditions requiring certain buyers outside the European Union to give guarantees in any purchase and for any reason, (Article 2, paragraph 5), of shareholdings in an amount that would give the buyer control of the company purchased, pursuant to Article 2359 of the Italian Civil Code and the Consolidated Financial Services Act, if such a purchase poses a serious threat to public interest in the security and operation of networks and installations and the continued provision of services (Article 2, paragraph 6); and

●	oppose the purchase described in sub-section b), if such a purchase entails exceptional risks to the protection of public interest relating to the security and operation of networks and installations and continued provision of services, which cannot be mitigated by the buyer committing to guarantee the protection of such interests (Article 2, paragraph 6).

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

In May 2017, Alitalia Air Company (Società Aerea Italiana or “Alitalia”), filed for bankruptcy for a third time. The Italian Government did not institute a bailout program and is currently undertaking a sales process for Alitalia. Alitalia represented 4.9% of revenue in Italy in 2019 and 0.9% of our consolidated revenue in 2019. If we are unable to replace Alitalia’s business, the financial results and condition of our Italian operations could be adversely affected.

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

Volatility in the global financial markets resulting from the recurrence of the Eurozone crisis, geopolitical developments in Eastern Europe, the impact of the COVID-19 virus or otherwise could have a material adverse effect on our business, financial condition and results of operations.

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

In particular, in the second quarter of 2014, Italy’s economy entered a recession for the third time since 2008, underscoring the residual weakness of certain Eurozone economies. In June 2017, the European Central Bank announced that two small local Italian banks, Banca Popolare di Vicenza and Veneto Banca, were failing due to such bank’s reported breach of supervisory capital requirements. While the Single Resolution Board of the European Central Bank elected not to intervene, the Italian Government has decided to provide bailout funds to the two banks in order to protect depositors. Future bank failures in Italy could potentially affect our ability to obtain local financing from local banks in Italy. Furthermore, a weaker economy in Italy may lead to a decrease in air travel and related spending, which may have a material adverse effect on our business, financial condition and results of operations. More recently, the COVID-19 virus has severely affected Italy which resulted in the entire lockdown of the country, including business and travel restrictions. The impact of the COVID-19 will likely bring economic crisis in Italy and may increase the risk of a Eurozone crisis. As of this annual report, we cannot estimate the impact that such virus will have in the country’s economy nor in our operations in Italy.

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

As part of the corporate consolidation we completed in Brazil, we acquired all of the interests owned by Infravix in ICASGA and in ICAB and, as a result, Infravix is no longer a shareholder in either ICASGA or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them and, to our knowledge, the investigations of Engevix are related solely to its engineering and construction businesses and not to their investments in either ICAB or ICASGA. However, to the extent any of Engevix’s executive officers are found to have acted illegally in connection with business directly involving ICAB or ICASGA, we could be subject to penalties or reputational harm which, in either case, could have a material adverse effect on our business.

We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.

We have identified three payments totaling approximately R$858.0 made by ICAB during 2014, when Infravix was still an indirect shareholder of ICAB, to individuals or entities that the press has suggested made illegal payments to government officials on behalf of corporate clients. We have been unable to identify a proper purpose for some of these payments. Moreover, on September 14, 2019, Receita Federal (Brazilian Income Tax authority) identified the mentioned payments and considered those did not have proper purpose, therefore, issued an infraction notice with a R$1.3 million fine. ICAB is contesting the fine through an administrative procedure. The outcome of this procedure is still uncertain.

We could be exposed to reputational harm and other adverse effects in connection with these payments. If these payments are ultimately found to have been improper, we could be subject to additional fines and sanctions, as well as other penalties. Any of the foregoing effects could have a material adverse effect on our business.

We expect to incur losses in our Brazilian operations for the next several years due to the accretion of the financial liability recognized as a result of the fixed concession fee committed.

Under the Brazilian Concession Agreements for the operation of the Brasilia Airport and the Natal Airport (as defined below), we are obligated to pay an annual fixed concession fee which is adjusted by inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Now, we measure the liability at amortized cost using an effective interest rate. Any change in the current market-based discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. During the year ended December 31, 2019, 2018 and 2017, we recognized a loss of U.S.$88.4 million, U.S.$86.3 million and U.S.$98.1 million, respectively, relating to these effects. See Note 23 to our Audited Consolidated Financial Statements. We expect the accretion described above to occur in a similar magnitude in the next several years.

The commercial area at the Brasilia Airport may not attract the numbers of customers we anticipate, which would ultimately affect our results of operations.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an area with commercial offerings within the airport.

On December 13, 2019, ICAB entered into a lease agreement with a leading Brazilian real estate group pursuant to which such group agreed to build and develop, with its own capital, a new shopping center of approximately 350,000 square feet of gross leasable areas. Additionally, ICAB is building a new pick-up area attached to the airport terminal to concentrate all car hailing pick-ups and certain car rental companies. This pick-up area will offer several commercial services and other spaces. We expect that both projects will generate additional revenue to ICAB.

If these projects fail to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

The Brazilian Government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazil’s political and economic conditions, could adversely affect us.

The Brazilian Government has frequently exercised significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian Government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, foreign exchange rate controls and currency devaluations. We have no control over and cannot predict what measures or policies the Brazilian Government may take in the face of mounting macroeconomic pressures or otherwise. Uncertainty over whether the Brazilian Government will implement changes in policy or regulation in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian capital market and securities issued by Brazilian companies. Furthermore, a significant percentage of the revenue of the Brasilia Airport and the Natal Airport derives from the subleasing of rental space within and around the airport. Should such subleases not be renewed given the macroeconomic situation in Brazil, the results of operations of our Brazilian operations could be negatively affected.

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

The initial response in the financial and economic sections to the new government’s victory has been positive, mainly due to the appointment of Paulo Guedes, as the Minister of the Economy. Mr. Guedes is a liberal economist who defends the formal independence of the central bank, the privatization of state-owned companies (using the resources to reduce public debt) and proposes a capitalization system for social security. The favorable reaction of the financial market could prove short-lived, if the new administration fails to address the social security reform put forth in its agenda. The new economic team committed to these initiatives will need to build coalitions in a highly-fragmented Congress in order to pass any legislative or constitutional amendments implementing its agenda. Constitutional amendments (such as the pension reform) require 308/513 votes in the Lower House and 49/81 in the Senate to be approved.

Although the initial private sector response to the election has been positive, these economic initiatives may not be implemented by the new administration, and further negative political developments in Brazil may adversely affect our financial condition and results of operations.

Exchange rate instability may have adverse effects on the Brazilian economy and us.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.3078 per U.S. dollar on December 31, 2017, R$3.8745 per U.S. dollar on December 31, 2018, and R$4.0301 per U.S. dollar on December 31, 2019, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

We may not be successful in our claims before the Brazilian National Civil Aviation Agency (Agencia Nacional de Aviação) (“Brazilian ANAC”), and we may not prevail in any arbitration proceeding challenging claims denied by the Brazilian ANAC.

ICAB filed two economic re-equilibrium claims before the Brazilian ANAC on December 29, 2015 and June 29, 2017, respectively. The total amount claimed by ICAB before the Brazilian ANAC amounts to R$955.4 million.

Likewise, ICASGA filed re-equilibrium claims before the Brazilian ANAC On December 29, 2015 and June 25, 2019, respectively. The total amount claimed by ICASGA before the Brazilian ANAC amounts to R$1.1 billion. See “Legal Proceedings—Brazilian Proceedings.”

The failure to recover such claimed amounts could adversely affect our profitability in future periods as a result of not being able to include these amounts in our income or to use the funds for general corporate purpose.

Uruguay

Our revenue derived from the operation of the airports in Uruguay could be adversely affected by the deterioration of neighboring markets.

The number of passengers and cargo volume at the airports in Uruguay is linked to the number of passengers coming from and to Brazil and Argentina, as well as the economic situation of these two neighbor countries. The situation in Argentina, not only in terms of the expectation of economic situation, but also with respect to the foreign exchange restrictions, could negatively impact the number of passengers and consequently affect our operation and financial results mostly at Punta del Este Airport.

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

The impact of the recent presidential and congressional elections on the future economic and political environment of Uruguay is uncertain.

In October 2019, presidential and parliamentary elections took place in Uruguay resulting in Mr. Lacalle becoming president of Uruguay. Mr. Lacalle, who took office in March 1, 2020, has pledged to lift anemic growth rates and cut the fiscal deficit to stabilize rising government debt. As a result, Fitch revised the outlook on Uruguay’s ‘BBB-’ rating to “Negative” in October 2019. Uruguay’s new government faces the challenge of reducing a large fiscal deficit in the face of low growth.

The impact of the measures to be taken by the new administration are still uncertain. Therefore, we cannot predict how these may affect our business and results of operations.

Ecuador

Political and economic instability in the region may affect the Ecuadorian economy and, consequently, our results of operations and financial condition.

Some of Ecuador’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. According to figures from the United Nations, more than two million Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country. Many of those migrants have opted to live in Ecuador, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative impact on Ecuador’s economy if the Government is not able to respond adequately to legalize migrants, generate programs to help them find formal jobs, and increase tax revenue and consumption.

Further economic and political instability in Ecuador’s neighboring countries may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Ecuador’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

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

For the year ended December 31, 2019, approximately 60% of the traffic to our airports in Armenia came from Russia. Over the last years, the Russian ruble has experienced significant depreciation against many world currencies. In addition, Russia has been subject, and may be subject in the future, to economic and other sanctions from the United States, other European nations and neighboring countries. Such sanctions affect, among others, the fossil fuel industry which represent approximately 60% of Russia’s GDP. This can create a fluctuation of fuel prices in international markets that could have an adverse impact in our Armenian operations.

Adverse developments relating to and occurring in Russia could have a negative impact on our operations in Armenia.

Armenia’s relations with Azerbaijan may deteriorate.

The relation between Armenia and Azerbaijan continue to be tense and the ceasefire established in 1994 is from time to time violated by skirmishes that are initiated by Azerbaijani armed forces. The Republic of Artsakh is still not recognized by any country.

An escalation of hostile situation in Nagorno-Karabakh may have a significant negative impact on the Armenian economy, including reduction of air traffic to the region and increase of defense expenditures, and on the international diplomatic and trade relations of the country, which in turn, could affect our operations and financial results.

Peru

Construction and improvement works performed at our AAP Airports have not been approved by the Peruvian Government and thus we may not be reimbursed for the investment and expenditures made under the AAP Concession Agreement.

We are currently completing the mandatory construction works necessary for our requesting of reimbursement from the Peruvian Government for the investments we made at the AAP Airports for the construction, improvement, operation and maintenance of such airports. The Peruvian Government has not yet agreed to reimburse us for such investments because the mandatory construction works have not yet been completed. Upon completion of such mandatory construction works and determination of final construction metrics, we will be able to determine the final settlement value of such works and request reimbursement from the Peruvian Government. As of December 31, 2019, there was approximately U.S.$8.2 million in construction works for which we anticipate requesting reimbursement. AAP also registered an intangible asset for U.S.$18.4 million related to these mandatory construction works. However, we may never be reimbursed by the Peruvian Government for the total investment amount, which could affect our results of operation and financial condition.

Risks Related to Our Common Shares

The price of our common shares may be highly volatile.

We cannot predict the extent to which investor interest in our common shares will create or be able to maintain an active trading market, or how liquid that market will be in the future. The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

●	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;

●	actual or anticipated variations in our operating results;

●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;

●	announcements by us or our competitors of significant contracts or acquisitions;

●	future sales of our common shares; and

●	investor perceptions of us and the industries in which we operate.

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

On May 22, 2019, the shareholders of the Company authorized the board of directors to repurchase shares of the Company for a period of up to five years following the date of the 2020 shareholder’s annual general meeting. The aggregate nominal amount which may be repurchased shall not exceed 5% of the aggregate nominal amount of the issued share capital of the Company from time to time. As of the date of this report, no shares have been repurchased by the Company.

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations and ability to raise financing are and will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain other sources of financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness could result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of technology services companies;

●	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;

●	our future results of operations and financial condition;

●	government regulation of foreign investment in the United States, Europe and Latin America; and

●	global economic, political and other conditions in jurisdictions in which we do business.

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

Existing, new and changing corporate governance and public disclosure requirements could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for our company to obtain director and officer liability insurance. Further, our board members and senior management could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a public company in the United States, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We are subject to these requirements for the fiscal year ended December 31, 2019.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2019. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we are committed to invest considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior financial year’s accumulated losses, the amounts to be set aside for the reserves required by Luxembourg law or by our articles of association for the prior financial year, and the estimated tax due on such earnings.

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

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing public limited liability companies (sociétés anonymes). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

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

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period of up to five years following the publication of the deed granting such authorization on the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations) (“RESA”) which period may be renewed for one or several periods of up to five years. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the requirements set forth under Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

●	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;

●	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

●	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;

●	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;

●	the U.S. court has acted in accordance with its own procedural laws;

●	the judgment of the U.S. court does not contravene Luxembourg international public policy; and

●	the U.S. court proceedings were not of a criminal or tax nature.

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

Under Argentine tax law, non-Argentine residents who sell or transfer shares or other participations in foreign entities, which shares were acquired after January 1, 2018, may be subject to capital gains tax in Argentina if 30% or more of the value of the foreign entity is derived from assets located in Argentina and the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine resident holders of our common shares who sell or transfer common shares acquired after January 1, 2018 and which shares being sold or transferred represent 10% or more of our equity interests, may be subject to the Argentine capital gains tax. See “Taxation—Argentine Tax Considerations.”

ITEM 4.	COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at www.caap.aero.com.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

●	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport (“Ezeiza Airport”), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.

●	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.

●	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.

●	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.

●	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.

●	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.

●	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.

●	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.

●	In 2011, as part of the consortium Aeropuertos Andinos del Perú S.A. (“AAP”), we were awarded the concession to operate six principal airports in southern Peru (the ‘‘AAP Airports’’). Currently, we operate five of the six airports that are part of the AAP concession agreement.

●	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.

●	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.

●	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina.

●	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.

●	In 2012, we formed A.C.I. Airports International S.à r.l. to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

●	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 51.1% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.

●	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.

●	In 2015, we completed the Reorganization.

●	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.

●	In 2015, as part of the Reorganization, we completed the dispositions of Latin Exploration S.A. (“Latin Exploration”) and its subsidiary Compañía General de Combustibles S.A., and Helport S.A.

●	In 2016, as additional steps in the Reorganization, we completed the dispositions of Helport do Brasil S.A. and Hidroaconcagua S.A.

●	In 2016, we completed the disposition of Corporación América Europa.

●	In 2017, we completed the Conversion and renamed our company Corporación América Airports S.A.

●	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.

●	On February 1, 2018, we completed our initial public offering, in which we and the controlling shareholder sold an aggregate of 28,571,429 common shares to the public.

●	In 2018 we acquired an additional 4.5% in TA, increasing our ownership to 55.7% of its issued and outstanding common stock.

●	In 2018 we additionally acquired 6.58% in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.

●	In 2018 we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.

●	In 2018 we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years. Thus, the current expiration date is set to be in 2029.

●	In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. The amendment to such concession agreement was executed on June 28, 2019.

The following table lists our concessions by country, together with their commencement date and extension details (if any):

Country	Concession	CAAP Effective Ownership	Number of Airports	Concession Start Date	Current Concession End Date	Extension Details
Argentina	AA2000	81.3%	35(1)	1998	2028	Extendable for 10 years(2)
	NQN	74.1%	1	2001	2021	Extendable for 5 years(2)
	BBL	81.1%	1	2008	2033	Extendable for 10 years(2)
Italy	TA (SAT)(3)	46.7%	1	2006 (2014)(4)	2046	—
	TA (ADF)(3)	46.7%	1	2003 (2014)(5)	2043	—
Brazil	ICASGA	99.9%(6)	1	2012(7)	2040	5 years
	ICAB	51.0%	1	2012(8)	2037	5 years
Uruguay	Puerta del Sur	100%	1	2003	2033(9)	—
	CAISA	100%	1	1993 (2008)(10)	2033(11)	—
Ecuador	TAGSA	50.0%	1	2004	2029	—
	ECOGAL	99.9%	1	2011	2026	—
Armenia	AIA	100%	2	2002	2032	Option to renew every 5 years(12)
Peru	AAP(13)	50.0%	5	2011	2036	Extendable until 2071
Total			52

(1)	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending certain regulatory approvals to be included in the AA2000 Concession Agreement.

(2)	Subject to certain terms and conditions, including governmental approval.

(3)	Both SAT and ADF have been merged into TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest.

(4)	We began operating the Pisa Airport in 2014.

(5)	We began operating the Florence Airport in 2014.

(6)	Our effective ownership is 99.97%.

(7)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.

(8)	We began operating the Brasilia Airport in December 2012.

(9)	Renegotiated extension in 2014.

(10)	We acquired the shares of CAISA in 2008.

(11)	Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement. The amendment to such concession agreement was executed on June 28, 2019.

(12)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.

(13)	AAP’s concession comprises six airports; however, we currently only operate five.

B.	BUSINESS OVERVIEW

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

For the year ended December 31, 2019, we had total consolidated revenue of U.S.$1.6 billion, consolidated loss from continuing operations of U.S.$(5.8) million, Adjusted EBITDA of U.S.$ 380.7 million and Adjusted EBITDA excluding Construction Services of U.S.$ 378.5 million, and our airports handled 857,913 total aircraft movements and served 84.2 million total passengers (of which approximately 33.5% were international, approximately 56.5% were domestic and approximately 9.9% were transit passengers). For the year ended December 31, 2018, we had total consolidated revenue of U.S.$1.4 billion, consolidated income from continuing operations of U.S.$(10.6) million, Adjusted EBITDA of U.S.$445.9 million, and Adjusted EBITDA excluding Construction Services of U.S.$443.8 million and our airports handled 880,579 total aircraft movements and served 81.8 million total passengers (of which approximately 34.2% were international, approximately 54.8% were domestic and approximately 11.0% were transit passengers). For the year ended December 31, 2017, we had total consolidated revenue of U.S.$1.6 billion, consolidated income from continuing operations of U.S.$66.9 million, Adjusted EBITDA of U.S.$461.6 million, and Adjusted EBITDA excluding Construction Services of U.S.$460.1 million and our airports handled 851,290 total aircraft movements and served 76.6 million total passengers (of which approximately 35.1% were international, approximately 53.9% were domestic and approximately 11.0% were transit passengers).

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

	Passenger traffic
Airport	International or national designation	Year Ended December 31, 2019	Year Ended December 31, 2018		Year Ended December 31, 2017
	(In Thousands)
Aeroparque Internacional, “Jorge Newbery”	International	12,311.3	13,474.0		13,920.9
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini	International	12,484.9	10,844.1	(1)	9,877.8
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	3,529.0	3,398.8		2,863.7
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	1,857.7	1,576.7		1,296.6
Aeropuerto Internacional de Mendoza, “El Plumerillo”	International	2,311.4	2,023.7		1,762.1
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,478.6	1,122.3		1,128.8
Aeropuerto de Misiones, “Cataratas del Iguazú”	International	1,575.5	1,112.0		999.2
Aeropuerto de Neuquén, “Presidente Peron”	International	1,217.3	1,036.4		909.7
Aeropuerto de Tucumán, “General Benjamin Matienzo”	International	969.5	957.2		559.6
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	649.5	680.0		623.5
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	148.9	209.8		225.9
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	354.6	431.4		416.6
Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	International	263.0	241.7		262.4
Aeropuerto de Jujuy, Gobernador Horacio Guzmán	International	397.9	406.4		268.6
Aeropuerto de Resistencia, “José de San Martín”	International	310.3	299.3		317.2
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	399.5	472.8		295.0
Aeropuerto de Posadas, “Libertador General José de San Martín”	International	325.7	296.0		212.2
Aeropuerto de Rio Grande “Gobernador Ramon Trejo Noel”	International	147.8	151.4		151.1
Aeropuerto Internacional de Formosa, “El Pucu”	International	105.3	109.5		106.6
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	73.2	91.4		90.9
Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	National	149.4	124.9		99.1
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	65.7	71.1		89.8
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	54.6	54.0		56.9
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	80.2	104.2		107.2
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	63.3	66.8		78.6
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	53.5	51.7		60.3
Aeropuerto de Entre Rios, “General Justo José de Urquiza”	National	60.2	74.5		106.3
Aeropuerto de Santa Rosa	National	49.4	49.2		49.5
Aeropuerto de San Fernando	International	26.4	44.1		46.9
Aeropuerto de Viedma, “Gobernador Castello”	National	39.8	34.1		43.4
Aeropuerto Termas de Río Hondo	National	13.8	23.6		166.9
Aeropuerto de Rio Cuarto, “Área de Material”	National	37.3	38.6		57.5
Aeropuerto de General Pico	National	2.1	3.4		4.1
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	4.3	10.4		4.5
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	National	0.8	1.0		1.8
Aeropuerto de Villa Reynolds	National	0.4	0.4		0.8
Aeropuerto El Palomar	International	1,793.6	676.1		—	(2)

(1) Note that preliminary passenger traffic figures for 2018 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

(2) No information available as we did not operate the El Palomar Airport during the referenced period and given that during such time El Palomar was a military airport.

In Argentina, our main concession is the AA2000 Concession, which accounted for approximately 41.8 million passengers, or 96.4% of the total 43.4 million total passengers we served during the year ended December 31, 2019. Approximately 12.5 million of our passengers were at Ezeiza Airport and 12.3 million at Aeroparque Airport. For the year ended December 31, 2018, the airports under the AA2000 Concession Agreement 38.9 million passengers, or 96.4% of the total 40.4 million total passengers we served during the year ended December 31, 2018. Approximately 10.8 million of our passengers were at Ezeiza Airport and 13.5 million at Aeroparque Airport. For the year ended December 31, 2017, the airports under the AA2000 Concession Agreement 35.9 million passengers, or 96.4% of the total 37.3 million total passengers we served during the year ended December 31, 2017. Approximately 9.9 million of our passengers were at Ezeiza Airport and 13.9 million at Aeroparque Airport. Note that preliminary passenger traffic figures for the year 2018 for Ezeiza Airport were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

In our Argentina segment, AA2000 represented over 98.9% of our total revenues, 96.4% of our passengers and 95.8% of our air traffic movements in each of these periods. In a consolidated basis, AA2000 represented over 59.3% of our consolidated revenues, 49.7% of our total passengers and 49.9% of our air traffic movements during the year ended December 31, 2019.

In June 2011, Cedicor, the controlling shareholder of CASA, agreed to purchase from SEA 21,973,747 class A shares of AA2000, which represented 8.5% of AA2000’s ordinary capital and voting stock, and 2.18% of its capital stock on a fully-diluted basis (including the preferred shares). In addition, in July 2011, 2,197,375 Class B Shares of AA2000 which represented 0.85% of the ordinary capital and voting stock, and 0.21% of the capital stock of AA2000 on a fully-diluted basis (including the preferred shares), were transferred to Cedicor by Riva. These transactions are still subject to ORSNA authorization. See “Risk Factors—The ORSNA may reject the transactions whereby Cedicor S.A. acquired from Societa per Azioni Esercizi Aeroportuali and from Riva S.A.I.I.C.F.A. 8.5% and 0.85% of AA2000’s shares, respectively.”

The Argentine Government owns 15.0% of AA2000’s ordinary share capital and voting stock through its ownership of AA2000’s common shares. In addition, the Argentine Government owns all of AA2000’s preferred shares. Beginning in 2020, the Argentine Government may convert each year preferred shares into common shares up to a maximum of 12.5% of the total initial amount of preferred shares issued to the Argentine Government. In order to exercise its conversion right, the Argentine Government must notify AA2000 of its intention to convert preferred shares and AA2000 will have 30 days from delivery of such notification to redeem those preferred shares before conversion occurs. In addition, AA2000 has the option, but not the obligation, to redeem the preferred shares held by the Argentine Government at any time. The conversion ratio will be based on the price of the common shares at the time of conversion compared to the nominal value of each preferred share, which is AR$1. If AA2000’s common shares are listed on the Buenos Aires Stock Exchange, then the price will be established based on the average traded value of such common shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. If AA2000’s shares are not listed on the Buenos Aires Stock Exchange, the price of such common shares will be established by a third party appointed by the Argentine Government but paid by AA2000. AA2000 has no current plan to list its common shares on the Buenos Aires Stock Exchange. As of December 31, 2019, there were 747,529,409 preferred shares of AA2000 outstanding.

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

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2019		2018		2017

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$934.8	60.0%	$822.7	57.7%	$998.6	63.4%
Number of passengers (in millions)	43.4	51.6%	40.4	49.3%	37.3	48.6%
Air traffic movements (in thousands)	447.2	52.1%	450.2	51.1%	425.9	49.9%

(1)	We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently own 81.3% of the share capital of AA2000, 81.1% of the share capital of Bahía Blanca, and 74.1% of the share capital of Neuquén.

Our Argentina segment had Adjusted EBITDA of U.S.$241.4 million, U.S.$274.8 million and U.S.$315.2 million, for the years ended December 31, 2019, 2018 and 2017, respectively, and had Adjusted EBITDA excluding Construction Service of U.S.$241.1 million, U.S.$274.6 million and U.S.$315.1 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

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

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2019		2018		2017

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$145.6	9.3%	$155.5	10.9%	$154.5	9.8%
Number of passengers (in millions)	8.2	9.8%	8.2	10.0%	7.9	10.3%
Air traffic movements (in thousands)	79.0	9.2%	77.3	8.8%	77.4	9.1%

Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2019, approximately 5.4 million were in Pisa Airport and 2.9 million were in the Florence Airport. Our Italy segment had Adjusted Segment EBITDA of U.S.$38.5 million and Adjusted EBITDA excluding Construction Services of U.S.$36.8 million for the year ended December 31, 2019. Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2018, approximately 5.5 million were in Pisa Airport and 2.7 million were in the Florence Airport. Our Italy segment had Adjusted Segment EBITDA of U.S.$38.8 million and Adjusted EBITDA excluding Construction Services of U.S.$37.1 million for the year ended December 31, 2018. For the year ended December 31, 2017, of the approximately 7.9 million total passengers in the TA airports, approximately 5.2 million were in Pisa Airport and 2.7 million in the Florence Airport. Our Italy segment had Adjusted EBITDA of U.S.$29.8 million and Adjusted EBITDA excluding Construction Services of U.S.$28.6 million for the year ended December 31, 2017.

TA is listed on the Italian Stock Exchange under the ticker TYA. The year-end price for 2019 was €17.4 per share, representing a market cap of €323.8 million. Corporate capital amounted to €30.7 million, which is comprised of 30.7 million ordinary shares with no nominal value.

Brazil

In Brazil, we operate the Brasilia Airport through our 50.98% indirect ownership of ICAB, a subsidiary of Inframerica. Inframerica was originally owned by Infravix and CASA. In 2015, we and the Majority Shareholder (A.C.I. Airports S.à.r.l.) acquired Infravix’s shareholding in Inframerica. In 2015, pursuant to our Reorganization, CAAP acquired CASA’s stake in Inframerica. As of the date of this annual report, we own 99.97% of the equity interests of Inframerica, which in turn holds 51.0% of the equity interests of ICAB. Empresa Brasileira de Infraestrutura Aeroportuaria (“Infraero”) is the owner of the remaining 49.0% interest in ICAB.

We also operate the Natal Airport through our 99.98% ownership of ICASGA. ICASGA was originally owned by Infravix (50.0%) and CASA (50.0%). In 2015, we acquired from Infravix a 49.95% interest in ICASGA and the Majority Shareholder acquired the remaining 0.05% interest in ICASGA. As of the date of this annual report, we own 99.97% of ICASGA and the Majority Shareholder owns the remaining 0.03%.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2019		2018		2017

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$116.6	7.5%	$123.2	8.6%	$128.8	8.2%
Number of passengers (in millions)	19.1	22.6%	20.3	24.8%	19.4	25.3%
Air traffic movements (in thousands)	161.8	18.9%	184.2	20.9%	185.2	21.8%

For the year ended December 31, 2019, of the approximately 19.1 million total passengers in Brazil, approximately 16.7 million were in the Brasilia Airport and 2.3 million were in the Natal Airport. For the year ended December 31, 2019, our Brazil segment had Adjusted EBITDA of U.S.$(22.3) million and Adjusted EBITDA excluding Construction Services of U.S.$(22.3) million. For the year ended December 31, 2018, of the approximately 20.3 million total passengers in Brazil, approximately 17.9 million were in the Brasilia Airport and 2.4 million were in the Natal Airport. For the year ended December 31, 2018, our Brazil segment had Adjusted EBITDA of U.S.$14.8 million and Adjusted EBITDA excluding Construction Services of U.S.$14.8 million. For the year ended December 31, 2017, of the approximately 19.4 million total passengers in Brazil, approximately 17.0 million were in the Brasilia Airport and 2.4 million were in the Natal Airport. For the year ended December 31, 2017, our Brazil segment had Adjusted EBITDA of U.S.$16.8 million and Adjusted EBITDA excluding Construction Services of U.S.$16.8 million.

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

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2019(1)		2018(2)		2017(3)

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$117.8	7.6%	$116.3	8.2%	$110.0	7.0%
Number of passengers (in millions)	2.2	2.6%	2.3	2.8%	2.3	3.0%
Air traffic movements (in thousands)	29.7	3.5%	33.5	3.8%	33.6	4.0%

(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.8 million.

(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.1 million.

(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.3 million.

For the year ended December 31, 2019, of the approximately 2.2 million total passengers in Uruguay, approximately 2.0 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. Our Uruguay segment had Adjusted EBITDA of U.S.$56.4 million and Adjusted EBITDA excluding Construction Services of U.S.$56.4 million for the year ended December 31, 2019. For the year ended December 31, 2018, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. Our Uruguay segment had Adjusted EBITDA of U.S.$57.8 million and Adjusted EBITDA excluding Construction Services of U.S.$57.7 million for the year ended December 31, 2018. For the year ended December 31, 2017, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. Our Uruguay segment had Adjusted EBITDA of U.S.$55.2 million and Adjusted EBITDA excluding Construction Services of U.S.$55.1 million for the year ended December 31, 2017.

The Punta del Este Concession Agreement was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. The amendment to such concession agreement was executed on June 28, 2019.

Ecuador

Our operations in Ecuador consist of the operation and maintenance of the Guayaquil Airport and the Galapagos Airport. The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31, (1)
	2019		2018		2017

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$109.6	7.0%	$89.2	6.3%	$85.3	5.4%
Number of passengers (in millions)	4.5	5.3%	4.4	5.4%	4.1	5.4%
Air traffic movements (in thousands)	82.4	9.6%	79.6	9.0%	78.2	9.2%

(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2019, 2018 and 2017. The revenue information for the years ended December 31, 2019, 2018 and 2017 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2019, 2018 and 2017, our Ecuador segment had Adjusted EBITDA of U.S.$25.3 million, U.S.$24.7 million and U.S.$26.5 million, respectively and Adjusted EBITDA excluding Construction Services of U.S.$25.3 million, U.S.$24.7 million and U.S.$26.5 million, respectively.

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

Additionally, on June 23, 2015, the Galapagos Airport received the Carbon Footprint Reduction accreditation from the Airport Carbon Accreditation program. The program, implemented by Airports Council International Europe, is aimed at evaluating and recognizing airports that make outstanding efforts to reduce and compensate for greenhouse gas emissions. The Galapagos Airport is the first airport in South America and the second one in Latin America to receive a carbon footprint reduction accreditation. Currently, we are in level 3+, “Compensation” and we are working towards moving to the next level, “Reduction.”

Armenia

We own 100% of AIA which owns the concession from the Armenian Government (the “Armenian Concession Agreement”) to operate and maintain the only two operating airports for scheduled commercial flights in Armenia: the Zvartnots Airport and the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2019		2018		2017

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$133.5	8.6%	$118.4	8.3%	$94.5	6.0%
Number of passengers (in millions)	3.2	3.8%	2.9	3.5%	2.6	3.3%
Air traffic movements (in thousands)	27.4	3.2%	24.1	2.7%	22.0	2.6%

For the years ended December 31, 2019, 2018 and 2017, our Armenia segment had Adjusted EBITDA of U.S.$51.8 million, U.S.$48.8 million and U.S.$41.2 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$51.5 million, U.S.$48.7 million and U.S.$41.1 million, respectively.

For the year ended December 31, 2019, of the approximately 3.2 million total passengers in Armenia, approximately 3.0 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2018, of the approximately 2.9 million total passengers in Armenia, approximately 2.7 million were in the Zvartnots Airport and 0.2 million were in the Shirak Airport. For the year ended December 31, 2017, of the approximately 2.6 million total passengers in Armenia, approximately 2.5 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport.

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

The following table provides summary data for our operations in Peru for the periods indicated:

	For the Year Ended December 31,(1)
	2019		2018		2017

		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	N/A	N/A	N/A	N/A	N/A	N/A
Number of passengers (in millions)	3.6	4.3%	3.4	4.2%	3.1	4.0%
Air traffic movements (in thousands)	30.5	3.6%	31.6	3.6%	29.0	3.4%

(1)	Although for the years ended December 31, 2019, 2018 and 2017, the results of operations of our associate AAP are not consolidated, we have included 100% of operational information of AAP with respect to number of passengers and air traffic movements for the years ended December 31, 2019, 2018 and 2017.

For the years ended December 31, 2019, 2018 and 2017, our Peru segment had a negative Adjusted EBITDA and Adjusted EBITDA excluding Construction Services of U.S.$(5.1) million, U.S.$(5.3) million and U.S.$(15.3) million, respectively. Our Peru segment includes Aeropuertos Andinos del Peru S.A. and Sociedad Aeroportuaria KunturWasi S.A.

AAP is an associate corporation which was incorporated in 2010, 50.0% owned by CAAP and 50.0% owned by Andino Investment Holding (a private Peruvian logistics conglomerate). Pursuant to the by-laws of AAP, major corporate decisions, including the amendment of its by-laws, approval of corporate reorganizations and any increase or reduction of share capital, may be made only with the consent of all shareholders. The AAP Concession Agreement grants AAP the rights for the management and operation of the following six airports in southern Peru for a period of 25 years:

●	Rodriguez Ballón International Airport—Arequipa

●	Coronel FAP Alfredo Mendívil Duarte Airport—Ayacucho

●	Inca Manco Capac International Airport—Juliaca

●	Padre Almadiz International Airport—Puerto Maldonado

●	Coronel FAP Carlos Ciriani Santa Rosa International Airport—Tacna

●	Andahuaylas Airport—Apurimac

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

Our Airports

Our strategically most important airports are described below:

Ezeiza Airport (EZE)

Ezeiza Airport is our largest airport in terms of contribution to revenue and Argentina’s second largest airport in terms of passenger traffic. During the year ended December 31, 2019, Ezeiza Airport served 12.5 million total passengers, representing approximately 14.8% of our total passenger traffic. Of the total passengers, 89.8% were international, 7.9% were domestic and 2.3% were transit passengers. During the year ended December 31, 2019, Ezeiza Airport accounted for 85,633 total air traffic movements, which represented 10.0% of all air movements in the airports we operate. During the year ended December 31, 2018, Ezeiza Airport served 10.8 million total passengers, representing approximately 13.2% of our total passenger traffic. Of the total passengers, 91.4% were international, 6.9% were domestic and 1.7% were transit passengers. During the year ended December 31, 2018, Ezeiza Airport accounted for 75,234 total air traffic movements, which represented 8.5% of all air movements in the airports we operate. During the year ended December 31, 2017, Ezeiza Airport served 9.9 million total passengers, representing approximately 12.9% of our total passenger traffic. Of the total passengers, 91.0% were international, 7.0% were domestic and 2.0% were transit passengers. During the year ended December 31, 2017, Ezeiza Airport accounted for 66,916 total air traffic movements, which represented 7.8% of all air movements in the airports we operate. Note that preliminary passenger traffic figures for the year 2018 for Ezeiza Airport were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers

A number of commercial airlines, including Aerolíneas Argentinas, Air Canada, Air France, Alitalia, American Airlines, British Airways, Delta Airlines, Lufthansa, LATAM Airlines Group and United Airlines, operate international flights to and from Ezeiza Airport.

Ezeiza Airport operates 24 hours a day. The total area of the airport’s premises is approximately 3,475 hectares (374.0 million square feet). The airport has two operating runways, one with a length of 3,300 meters (10,824 feet) and the other with a length of 3,105 meters (10,170 feet). The airport’s approximate runway capacity is 60 air traffic movements per hour.

Aeroparque Airport (AEP)

Aeroparque Airport is Argentina’s largest airport in terms of passenger traffic. During the year ended December 31, 2019, Aeroparque Airport served a total of 12.3 million passengers, which accounted for approximately 14.6% of all passengers served by our airports. In the year ended December 31, 2019, Aeroparque Airport accounted for 111,176 total air traffic movements, which accounted for 13.0% of all air traffic movements in the airports we operate. During the year ended December 31, 2018, Aeroparque Airport served a total of 13.5 million passengers, which accounted for approximately 16.5% of all passengers served by our airports. In the year ended December 31, 2018, Aeroparque Airport accounted for 130,242 total air traffic movements, which accounted for 14.8% of all air traffic movements in the airports we operate. During the year ended December 31, 2017, Aeroparque Airport served a total of 13.9 million passengers, which accounted for approximately 18.2% of all passengers served by our airports. In the year ended December 31, 2017, Aeroparque Airport accounted for 134,532 total air traffic movements, which accounted for 15.8% of all air traffic movements in the airports we operate.

The principal airlines operating at Aeroparque Airport are Aerolíneas Argentinas, Austral–Cielos del Sur, and LATAM Airlines Group. The Minister of Transport announced that starting May 2020, international air traffic to neighboring countries including, Brazil, Chile, Bolivia and Paraguay, will be gradually reinstated at Aeroparque Airport.

Florence Airport (FLR)

During the year ended December 31, 2019, Florence Airport served a total of 2.9 million passengers, which accounted for approximately 3.4% of all passengers served by our airports. Florence Airport accounted for 36,137 total air traffic movements, which accounted for 4.2% of all air traffic movements in the year ended December 31, 2019. During the year ended December 31, 2018, Florence Airport served a total of 2.7 million passengers, which accounted for approximately 3.3% of all passengers served by our airports. Florence Airport accounted for 34,226 total air traffic movements, which accounted for 3.9% of all air traffic movements in the year ended December 31, 2018. During the year ended December 31, 2017, Florence Airport served a total of 2.7 million passengers, which accounted for approximately 3.5% of all passengers served by our airports. Florence Airport accounted for 35,490 total air traffic movements, which accounted for 4.2% of all air traffic movements in the year ended December 31, 2017.

In the last six years, the airport has experienced an average 6.4% annual passenger growth rate. However, the airport is constrained by its current infrastructure. Florence Airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions that are rerouted to Pisa Airport when possible to avoid passenger loss. Passengers can also be rerouted to Bologna Airport, if needed. Plans are underway to build a new terminal and runway. The new infrastructure should allow Florence Airport to reach its full potential and complement Pisa Airport’s offerings.

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment under the master plan. However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other authorities, such approval was repealed through judgment No. 793.

On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement. On February 14, 2020, TA has been notified by the Council of State that the appeal has been rejected. Therefore, we must undertake a new procedure regarding the environmental compliance of the works performed.

Pisa Airport (PSA)

During the year ended December 31, 2019, Pisa Airport served a total of 5.4 million passengers, which accounted for approximately 6.4% of all passengers served by our airports. Pisa Airport accounted for 42,815 total air traffic movements, which accounted for 5.0% of all air traffic movements in the year ended December 31, 2019. During the year ended December 31, 2018, Pisa Airport served a total of 5.5 million passengers, which accounted for approximately 6.7% of all passengers served by our airports. Pisa Airport accounted for 43,109 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2018. During the year ended December 31, 2017, Pisa Airport served a total of 5.2 million passengers, which accounted for approximately 6.8% of all passengers served by our airports. Pisa Airport accounted for 41,860 total air traffic movements, which accounted for 4.9% of all air traffic movements in the year ended December 31, 2017. Low-cost carriers dominate in terms of passengers and aircraft movements at the Pisa Airport.

On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport. Further investments in capex will allow the airport to reach six million passengers capacity in the short term.

Brasilia Airport (BSB)

During the year ended December 31, 2019, the Brasilia Airport served a total of 16.7 million passengers, which accounted for approximately 19.9% of all passengers served by our airports. The Brasilia Airport accounted for 143,762 total aircraft movements, which accounted for 16.8% of all aircraft movements, in the year ended December 31, 2019. During the year ended December 31, 2018, the Brasilia Airport served a total of 17.9 million passengers, which accounted for approximately 21.9% of all passengers served by our airports. The Brasilia Airport accounted for 165,169 total aircraft movements, which accounted for 18.8% of all aircraft movements, in the year ended December 31, 2018. During the year ended December 31, 2017, the Brasilia Airport served a total of 17.0 million passengers, which accounted for approximately 22.2% of all passengers served by our airports. The Brasilia Airport accounted for 166,200 total aircraft movements, which accounted for 19.5% of all aircraft movements, in the year ended December 31, 2017.

The Brasilia Airport is located in the Brazilian capital city of Brasilia. The concession for the Brasilia Airport is owned by ICAB, a subsidiary of Inframerica. As of the date of this annual report, we own 99.9% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB. Infraero is the owner of the remaining 49.0% interest in ICAB. Infraero is a state-owned company affiliated with the Civil Aviation Secretariat of Brazil and it currently operates 59 airports in Brazil and owns a 49.1% stake in 5 other airports (including Brasilia) that it does not directly operate. The Brasilia Airport is Brazil’s third largest airport in terms of passenger traffic and serves 39 domestic routes and nine international routes. Because of its geographic location in the central region of the country and its location in the federal capital of Brazil, the Brasilia Airport is one of the only airports with direct and daily flights to all 26 Brazilian state capitals. The Brasilia Airport also offers international routes to and from the United States, Argentina, Peru, Chile, Paraguay, Portugal, the Dominican Republic and Panama.

The Brasilia Airport is the only airport in South America capable of operating two runways simultaneously, which provides the largest runway capacity in Brazil.

The principal airlines operating at the Brasilia Airport are LATAM Airlines Group, Gol Transportes Aéreos, Avianca and Azul which collectively represent 96% of the airport’s traffic. Other principal airlines include American Airlines, TAP, Copa Airlines and Passaredo.

The Brasilia Airport is located 12 kilometers (8.5 miles) from downtown Brasilia. The Brasilia Airport operates twenty-four hours a day. The total area of the airport premises is approximately 250.000 square meters (2,690,977 square feet). The two runways have a length of 3,300 meters (approximately 10,826 feet) and 3200 meters (approximately 10,498 feet) and an approximate runway capacity of 68 air traffic movements per hour. The airport has two parallel taxiways which can operate simultaneously, and which cover 148,500 square meters (approximately 1,598,441 square feet) and 144,000 square meters (approximately 1,550,003 square feet), respectively, and which can be expanded without the need for significant new expenditures.. The airport’s terminal covers approximately 110,000 square meters (1,184,030 square feet), of which 14,290 square meters (approximately 153,816 square feet) is commercial area. The parking lot is 100,000 square meters (1,076,391 square feet), with the capacity to accommodate 3,216 vehicles.

Carrasco (MVD)

Carrasco Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. Carrasco Airport has the capacity to handle up to 4.5 million passengers annually. It currently serves regional centers, tourist destinations and certain major cities throughout the Americas and Europe.

During the year ended December 31, 2019, the Carrasco Airport served a total of 2.0 million passengers, which accounted for approximately 2.4% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 21,833 aircraft movements, which represented 2.5% of all air traffic movements in the year ended December 31, 2019 in the airports we operate. During the year ended December 31, 2018, the Carrasco Airport served a total of 2.1 million passengers, which accounted for approximately 2.6% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 24,479 aircraft movements, which represented 2.8% of all air traffic movements in the year ended December 31, 2018 in the airports we operate. During the year ended December 31, 2017, the Carrasco Airport served a total of 2.1 million passengers, which accounted for approximately 2.8% of all passengers served by our airports. In addition, the Carrasco Airport accounted for 24,507 aircraft movements, which represented 2.9% of all air traffic movements in the year ended December 31, 2017 in the airports we operate.

In 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the outstanding shares of Puerta del Sur, the holder of the Carrasco Concession Agreement. The original concession agreement was for a period of 20 years ending in November 2023, which term has recently been extended for an additional period of 10 years, until 2033.

Main Customers

Main Aeronautical Customers

For the years ended December 31, 2019, 2018 and 2017, our main aeronautical customers were LATAM Airlines Group, Grupo Aerolíneas Argentinas, VRG Linhas Aereas S.A. (operating as Gol Transportes Aereos), Avianca, American Airlines, Copa, Ryanair Ltd., Iberia and Air France. In the years ended December 31, 2019, 2018 and 2017, aeronautical revenue received from LATAM Airlines Group totaled U.S.$147.2 million, U.S.$146.6 million and U.S.$171.9, respectively representing 20.3%, 20.5% and 22.4%, respectively, of our total consolidated aeronautical revenue. For the years ended December 31, 2019, 2018 and 2017, the aeronautical revenue received from Grupo Aerolineas Argentinas totaled U.S.$96.0 million, U.S.$94.3 million and U.S.$126.0 million, respectively, representing 13.3%, 13.2% and 16.4%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2019, 2018 and 2017, based on the total amount of aeronautical revenue.

	For the Year Ended December 31
	2019		2018		2017
Main Aeronautical Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue
LATAM Airlines Group	147.2	20.3%	146.6	20.5%	171.9	22.4%
Grupo Aerolíneas Argentinas	96.0	13.3%	94.3	13.2%	126.0	16.4%
Gol Transportes Aéreos	54.9	7.6%	47.2	6.6%	52.0	6.8%
American Airlines	37.0	5.1%	30.8	4.3%	34.2	4.5%
Avianca	32.4	4.5%	39.7	5.5%	38.3	5.0%
Copa	30.5	4.2%	27.6	3.9%	24.7	3.2%
Iberia	25.4	3.5%	20.0	2.8%	19.4	2.5%
Ryanair Ltd	19.2	2.6%	22.0	3.1%	33.1	4.3%
Air France	13.6	1.9%	18.7	2.6%	22.2	2.9%
Others	267.8	37.0%	269.2	37.6%	245.4	32.0%
Total	724.0	100%	716.2	100%	767.0	100%

Main Commercial Customers

For the year ended December 31, 2019, our main commercial customers were Dufry and Aeroflot Russian Airlines. In the year ended December 31, 2019, amounts invoiced by us to Dufry totaled U.S.$52.7 million and amounts invoiced by us to Aeroflot Russian Airlines totaled U.S.$12.1 million, representing 10.9% and 2.5%, respectively, of our total consolidated commercial revenues.

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

The following table sets forth our main commercial services providers for the years ended December 31, 2019, 2018 and 2017, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31
	2019		2018		2017
Main Commercial Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)
Dufry	52.7	10.9%	58.6	11.6%	71.4	12.9%
Aeroflot Russian Airlines	12.1	2.5%	9.7	1.9%	0.7	0.1%
Grupo Aerolineas Argentinas	7.4	1.5%	8.8	1.7%	9.2	1.7%
Priority Pass	6.2	1.3%	5.0	1.0%	7.5	1.4%
Gate Gourmet	5.5	1.1%	6.3	1.2%	10.6	1.9%
Cool H SA	5.1	1.1%	3.3	0.7%	2.4	0.4%
JCDecaux do Brasil S.A	4.9	1.0%	4.8	1.0%	5.4	1.0%
Nord Wind LLC	4.8	1.0%	3.1	0.6%	1.4	0.3%
Intercargo S.A.C.	4.5	0.9%	4.6	0.9%	5.8	1.0%
Others	378.7	78.7%	402.8	79.4%	441.1	79.3%
Total	481.9	100%	507.0	100%	555.5	100%

(1)	Based on the percentage of total commercial revenue invoiced by us (net of value added tax)

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

CAAP

During 2019, we conducted limited Iran-related activities and transactions that can be qualified as dealings with the government of Iran, or with persons or entities designated under certain executive orders, as defined by Section 13(r) of the Exchange Act.

These dealings all relate to the operation of the Zvartnots Airport by AIA, our Armenian subsidiary, and in particular in connection with certain international flights that Mahan Air operated from Iran to Armenia. Mahan Air is a private airline based in Teheran, Iran, which operated 123 flights to and from the Zvartnots Airport during 2019. In 2011, pursuant to Executive Order No. 13224, Mahan Air was designated as a Specially Designated National (SDN). Despite this designation, based on information available on its website, Mahan Air continues to have operations in several cities around the world, such as, Barcelona, Milan and Moscow.

Under the Armenian Concession Agreement, AIA is required and cannot refuse to operate all commercial flights and deal with all airlines authorized by the Armenian Government to fly from or to the Zvartnots Airport.

In August 2019, Mahan Air stopped operating flights at the Zvartnots Airport. Since then, no Mahan Air flights have been handled by AIA.

While in operation, in connection with flights to and from the Zvartnots Airport, AIA collected aeronautical, fueling and cargo fees from Mahan Air as authorized under the Armenian Concession Agreement. During 2019, and until such flights were discontinued, the total revenue derived from aeronautical and fueling fees charged to Mahan Air amounted to approximately €0.5 million. Revenue derived from other fees charged to Mahan Air, such as cargo fees, cannot be determined because they are impacted by general cost and expenses not allocable to a particular airline or customer. Overall, the revenue derived from the operation of Mahan Air’s flights is not material.

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

In response to our inquiry, Zvartnots Handling informed us that until August 2019, Zvartnots Handling supplied handling services to Mahan Air, as agreed under a Standard Ground Handling Agreement, in connection with the flights from Teheran, Iran to the Zvartnot Airport. Moreover, Zvartnots Handling entered into a Standard Ground Handling Agreement for the provision of these handling services with Mahan Air. We were informed that during 2019, and until such services were discontinued, Zvartnots Handling collected an aggregate amount of approximately €0.3 million for services under this agreement.

Regulatory and Concessions Framework

Introduction

We hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year term (ending February 13, 2028); may be extended an additional 10 years, subject to authorization by the Argentine Government.
	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year term (ending October 24, 2021). Concession may be extended for 5 years upon governmental approval.
	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.
Italy	Pisa Concession Agreement	ENAC	40-year term (ending December 7, 2046).
	Florence Concession Agreement	ENAC	40-year term (ending February 10, 2043).
Brazil	Natal Concession Agreement	Brazilian ANAC	28-year term (ending January 24, 2040); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
Uruguay	Carrasco Concession Agreement	Defense Ministry	20-year term with 10-year extension already approved (30-year total, ending November 20, 2033).
	Punta del Este Concession Agreement	Defense Ministry	40-year term (ending March 31, 2033).
Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	25-year and 5-month term (ending July 27, 2029).
	Galapagos Concession Agreement	DGAC; STAC	15-year term (ending July 6, 2026).
Armenia	Armenian Concession Agreement	Armenian Government; GDCA	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.
Peru	AAP Concession Agreement	MTC	25-year term (ending January 5, 2036); may be extended at request of AAP at least 3 years prior to the termination date; the term of the concession cannot exceed 60 years.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	Aeroparque Internacional, “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Misiones, “Cataratas del Iguazú”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto Internacional de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Entre Rios, “General Justo José de Urquiza”	Parana	National	I
17.	Aeropuerto de Posadas, “Libertador General José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Rio Cuarto, “Área de Material”	Rio Cuarto	National	II
22.	Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	Rio Gallegos	International	I
23.	Aeropuerto de Rio Grande “Gobernador Ramon Trejo Noel”	Rio Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “General Benjamin Matienzo”	San Miguel de Tucuman	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	Buenos Aires	International	I
35.	Aeropuerto de Neuquén, “Presidente Peron”	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”	Bahía Blanca	National	I
37.	Aeropuerto Termas de Rio Hondo	Santiago del Estero	National	I

(1)	The category determines the maximum fees we may charge. See “—Passenger Use Fees,” “—Landing Fees” and “Parking Fees.”

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

Governmental Authorities

Role of the ORSNA

The ORSNA is the principal regulator of our airports under Argentine law, and is an agency under the authority of the Ministry of Transportation. The ORSNA is directed by a four-member board. The government has recently appointed the president and the new members of the board of directors. The ORSNA is responsible for establishing the rules and procedures that govern our management and maintenance of the airports we operate and for enforcing our compliance with Argentine laws and the terms of the concession agreements in Argentina, including our fulfillment of our investment plan and master plans. The ORSNA and the Argentine ANAC are jointly responsible for establishing the criteria for our development of airport safety manuals, airport operations manuals, emergency plans and maintenance programs.

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

Our General Obligations

In general, under the terms of the AA2000 Concession Agreement, we are responsible for the following functions in connection with the airports, among others:

●	ensuring equality, freedom of access and nondiscrimination with respect to the use of airport services and facilities on the terms established under the relevant bidding documentation;

●	ensuring that the operations of the airports under the AA2000 Concession Agreement comply with community interests, environmental protection, anti-drug trafficking laws and national defense;

●	implementing the master plans approved by the ORSNA;

●	operating airport services and facilities in a reliable manner, in accordance with applicable national and international standards;

●	investing in airport infrastructure in accordance with the applicable investment plan;

●	the maintenance of airports under the AA2000 Concession Agreement, except for those facilities used by the Argentine Government in the areas assigned to and/or reserved for it;

●	the installation, operation and maintenance of the airport facilities and/or equipment in such manner as to prevent them from constituting a public safety hazard;

●	compliance with the relevant environmental protection standards and assessment of the environmental impact that may result from proposed works;

●	providing the ORSNA with all documents and information necessary or requested for verifying compliance with the AA2000 Concession Agreement and any applicable laws and regulations;

●	providing, in the areas under our control, firefighting services for the airports under the AA2000 Concession Agreement;

●	ensuring the ability of the Argentine Government to exercise its relative powers necessary for the operation of the airports under the AA2000 Concession Agreement; and

●	controlling and coordinating operations and activities on each apron, under the supervision of the Argentine ANAC.

Term

The concession is for an initial period of 30 years through February 13, 2028. Pursuant to Section 5.2 of the AA2000 Concession Agreement and Section 26.3 of Decree No. 1799/07, subject to the prior authorization of the Argentine Government and fulfillment of certain conditions by AA2000, we may extend the term of the concession for an additional period of up to 10 years. We have made a formal request to the ORSNA to extend the term of the concession for the additional 10-year period ending February 13, 2038. We can provide no assurances that the Argentine Government will grant our request or on what conditions. (See “—Risks Related to Argentina and the AA2000 Concession Agreement— The AA2000 Concession Agreement expires in 2028, unless it is extended by the Argentine Government”). However, pursuant to Section 5.2 of the AA2000 Concession Agreement, if the concession is extended, the Argentine Government has reserved the right to maintain, modify or eliminate the exclusivity granted to the concession. The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall have to expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

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

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. The amount of the guarantee is to be kept constant during the term of the AA2000 Concession Agreement. In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to LIBOR plus 2.0% from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond which currently amounts to AR$1,123.9 million and will be renewed on an annual basis.

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of AR$1.5 billion to comply with our obligation for 2019.

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

Collateral Assignment of Revenue

We may collaterally assign revenue derived from the concession, in order to obtain the necessary resources for the fulfillment of our obligations. Such assignment cannot affect the Specific Allocation of Revenue, as defined in the AA2000 Concession Agreement and described in “—Specific Allocation of Revenue,” or the resources foreseen for the financing of the investment plan detailed in the Final Memorandum of Agreement. In addition, collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of the funds thereunder is audited by the Argentine Government and/or by a consulting firm hired for such purpose that is satisfactory to the Argentine Government. Such collateral assignment must be previously authorized by a resolution of the ORSNA, which is responsible for the auditing of the application of the funds. On January 17, 2017, the ORSNA issued Resolution No. 1/2017, pursuant to which it authorized the collateral assignment of proceeds from the Argentine Notes up to an amount equal to U.S.$400 million as long as, after such assignment, AA2000 would have sufficient funds to cover basic operating costs. On August 8, 2019, the ORSNA issued Resolution No. 61/2019, pursuant to which it authorized the collateral assignment of (i) certain collection rights of AA2000 vis-a-vis Terminal de Cargas Argentinas S.A. (business unit of AA2000), excluding 15% of the revenues under the AA2000 Concession Agreement, and (ii) the collection rights of AA2000 as a trustee in accordance with the trust agreement under the Argentine Notes.

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

●	Agreement with Intercargo: On November 20, 1990, the Argentine Government granted a concession to Intercargo for a period of 20 years. Intercargo provides assistance with the connection of aircraft to terminals through passenger walkways, for arriving and departing passengers, in 16 of our airports. Intercargo also provides additional services such as ramp services, loading and unloading of luggage, mail and cargo, among other services.

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

●	Agreement with Interbaires: On April 24, 1990, the Argentine Government granted a 20-year concession to Interbaires, which may be automatically extended for an additional 10-year term. Interbaires operates the duty free shops at Ezeiza, Aeroparque and the airports of Córdoba, Bariloche, Mendoza, Mar del Plata and Iguazú. AA2000 agreed to extend the concession on May 4, 2010. The additional term under which Interbaires will continue providing services to us consists of an additional 17 years, two months and 29 days, and expires on February 8, 2028. Interbaires pays us a monthly royalty fee equal to 15% of its total gross revenue, net of VAT.

●	Agreement with Gate Gourmet (previously Buenos Aires Catering): On June 8, 1989, the Argentine Government granted a concession to Buenos Aires Catering for an indefinite period of time. Such concession was terminated in 2000, when we granted them a commercial use permit. In 2005, we entered into an agreement with Gate Gourmet, which substituted the previous agreement and granted such company an exploitation and commercial use permit for the provision of catering services in aircraft, laundry services, catering for third parties delivered outside the airports and training courses, among other services. Such agreement shall expire on February 29, 2028. Pursuant to such agreement, Gate Gourmet is required to pay us a monthly fee of 10% of the gross amounts invoiced by such company for the provision of catering services, 5% of the gross amounts invoiced for laundry services, 1.5% of the gross amounts invoiced for the renting of space for training courses and 1.5% of the gross amounts invoiced for catering to third parties delivered outside the airports.

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

Specific Allocation of Revenue

Under the terms of the Final Memorandum of Agreement, we are required to, on a monthly basis, allocate an amount equal to 15% (in Argentine pesos) of the total revenue derived from the AA2000 Concession Agreement (“Specific Allocation of Revenue”), pursuant to the following percentages:

●	11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. ORSNA will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by us or not.

●	1.25% of total revenue to a fund to study, control and regulate the AA2000 Concession Agreement, which shall be administered and managed by the ORSNA.

●	2.5% of total revenue to a trust for investment commitments for the airports under the AA2000 Concession Agreement.

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

Investment Plan

Under the terms of the AA2000 Concession Agreement, we are required to make capital expenditures in accordance with our investment plan submitted with the Final Memorandum of Agreement, which sets forth the amount of our required investment commitments for the period from 2006 through the end of the AA2000 Concession Agreement in 2028. Under the AA2000 Concession Agreement, our total required investment commitments from January 2006 until 2028 are AR$2.2 billion (at values corresponding to December 2005). As of December 31, 2019, we have invested AR$2.9 billion (at values corresponding to December 2005) under our investment plan. Our capital expenditures for the years ended December 31, 2019 and 2018 are currently under review by the ORSNA. In addition, we filed claims with the ORSNA in connection with the investment amounts recognized by the ORSNA for the years ended December 31, 2017, 2016, 2015, 2014, 2013, 2012 and 2011, which as of the date of this annual report have not been resolved. See “—Risks Related to Argentina and the AA2000 Concession Agreement— If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition”. Our investments have thus far been financed by cash generated by our operations, funds from the Development Trust and the net proceeds from our issuance of indebtedness.

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

Since 2009, the ORSNA has reviewed the Financial Projection of Income and Expenses eight times and has issued resolutions in respect of each such revision, the last of which was issued on October 21, 2019. Pursuant to Resolution No. 92/2019, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2017, according to the following rules:

●	to re-balance the variables included in the Financial Projection of Income and Expenses through an increase in aeronautical fees; and

●	to maintain the benefit airlines paying on time are entitled to under Resolution No. 10/09, dated January 28, 2009, pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical charges set forth in Annex II of the Final Memorandum of Agreement.

By means of Resolution No. 93/2019, also issued on October 21, 2019, the ORSNA approved the current tariff scheme. The current rate of the international passenger use is U.S.$51.00 and the rate of the domestic passenger use is AR$195.00.

These ORSNA resolutions do not represent our views on economic equilibrium under the AA2000 Concession Agreement and reflect only the position of the ORSNA as of the respective dates of such resolutions.  In connection with Resolutions No. 72/2019, 92/2019 and 93/2019on October 21, 2019, we filed a judicial claim by means of which AA2000 requested the court to order the ORSNA to properly adjust the Financial Projections of Income and Expenses approved for the years 2016 and 2017. The court action is currently ongoing.

We filed each such resolution, together with the December 30, 2008 resolution containing the Mechanisms for the Revision of the Financial Projection of Income and Expenses and the August 5, 2018 resolution containing the Manual of Regulatory Accounting, as exhibits to the 2018 annual report on Form 20-F. We filed Resolution 72/2019 in relation with the Financial Projection of Income and Expenses for the year 2016 and Resolutions 92/2019 and 93/2019 in relation with the Financial Projection of Income and Expenses for the year 2017 on October 24, 2019 and we intend to file each future resolution of ORSNA relating to these periodic revisions of Financial Projections of Income and Expenses under cover of Form 6-K.  Although these documents are available to the public in Argentina.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001-2002 economic crisis, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

●	23.0% (AR$195.0 million), was fully satisfied in 2011;

●	18.6% (AR$158.0 million) through the issue of convertible notes, which were converted into shares of AA2000 in December 2011; and

●	58.4% (AR$496.1 million) was capitalized through the delivery to the Argentine Government of 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of AR$1 and have no voting rights. In addition, such shares are redeemable by us at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government will be able to convert all of the preferred shares into common shares of AA2000 with a nominal value of one peso each, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government to the extent we have not previously redeemed such an annual percentage for that year. At the time of exercising any conversion rights, the Argentine Government shall execute an agreement with other shareholders of AA2000 to secure and maintain the Argentine Government’s level of participation in common shares as a consequence of the conversion. The preferred shares will accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event we do not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation.

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

Pursuant to ORSNA Resolutions Nos. 10/09 and 92/2019, airlines that pay aircraft landing fees on time benefit from a discount pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical fees set forth in Annex II of the Final Memorandum of Agreement, irrespective of the fees set forth in each of such resolutions. With respect to the fees set forth by ORSNA Resolution No. 93/2019, which are currently in place, the discount entails a 48.42% effective discount on landing fees, and a 42.78% effective discount on parking fees.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2020, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights	U.S.$	51.00	U.S.$	37.97	U.S.$	33.66	U.S.$	33.66
Domestic flights	AR$	195.00	AR$	136.00	AR$	119.00	AR$	119.00

Regional passenger use fees are a variation of the international flight passenger use fees and are applied only to international flights which cover a distance of less than 300 kilometers (187.5 miles), including international flights between the City of Buenos Aires and Uruguay. Regional passenger use fees are set at U.S.$25.16 and correspond to the following airports and destinations: Río Grande Airport and Río Gallegos Airport to all passengers flying to Punta Arenas, Chile; Bariloche to all passengers flying to Puerto Mont, Chile; Mendoza to all passengers flying to Santiago de Chile, Chile; and Resistencia, to all passengers flying to Asuncion, Paraguay.

Passenger use fees on international flights are not charged for: (i) children under the age of 2, (ii) diplomats and (iii) transfer and transit passengers. Passenger use fees on domestic flights are not charged for: (i) children under the age of 3 and (ii) transfer and transit passengers.

Landing Fees

The table below sets forth the maximum amounts that, effective as of January 1, 2020, we may collect from aircraft operators by airport category under the AA2000 Concession Agreement in respect of international and domestic aircraft landing fees.

International Flights

	Airport Category
	I	II	III	IV
	(U.S.$ per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	–	–
> 170 tons	9.76	–	–	–
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night air field lightning	30%	30%	30%	30%

Domestic Flights

	Airport Category
	I	II	III	IV
	(AR$ per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	–
81 – 170 tons	1.26	0.88	–	–
> 170 tons	1.47	–	–	–
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night air field lightning	30%	50%	30%	30%

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

Parking Fees

The table below sets forth the maximum amounts that, effective as of January 1, 2020, we may collect from aircraft operators, by airport category, under the AA2000 Concession Agreement with respect to international and domestic aircraft parking fees.

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

Termination by the Argentine Government upon breach by AA2000

The Argentine Government may terminate the AA2000 Concession Agreement upon the existence of the following conditions:

●	if we repeatedly breach, as determined by the ORSNA, any of our obligations under the AA2000 Concession Agreement and the breach is not cured within the time period specified by the ORSNA in its notice of the breach;

●	if the cumulative amount of fines (affirmed by final administrative ruling) imposed on us exceeds 20% of our annual gross revenue, net of taxes and charges, as calculated by the ORSNA at the end of each fiscal year;

●	if any of our shareholders encumber or allow to be encumbered in any manner AA2000’s shares without the ORSNA’s consent, and do not secure the discharge of the encumbrance within a time period specified by the ORSNA;

●	if we fail to pay the Specific Allocation of Revenue in due manner and time;

●	if AA2000’s shareholders approve, without the ORSNA’s consent, an amendment to our bylaws or a stock issuance that alters or permits alterations of the shareholdings existing at the time of incorporation, on the terms established under the AA2000 Concession Agreement; or

●	if our shares are transferred and no technical expert remains a shareholder without the prior approval from the ORSNA.

If the Argentine Government elects to terminate the AA2000 Concession Agreement (even due to our breach), it is required to pay us the value of the aeronautical investments we have made that have not been amortized as of the time the termination is ordered, after deducting the following percentages as compensation for damages incurred:

●	50.0% during the first 10 years of the AA2000 Concession Agreement;

●	45.0% during the second 10-year period of the AA2000 Concession Agreement; and

●	40.0% during the third 10-year period of the AA2000 Concession Agreement.

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

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes and the 2019 Credit Facilities.

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

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes and the 2019 Credit Facilities.

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

Upon our termination of the AA2000 Concession Agreement, we shall be entitled to the following damages from the Argentine Government:

●	if terminated during the first 10-year period of the AA2000 Concession Agreement, the amount of our aeronautical investments that have not been amortized as of the time of the termination multiplied by 1.30;

●	if terminated during the second 10-year period of the AA2000 Concession Agreement, the amount of our aeronautical investments that have not been amortized as of the time of the termination multiplied by 1.20; and

●	if terminated during the third 10-year period of the AA2000 Concession Agreement, the amount of our aeronautical investments that have not been amortized as of the time of the termination multiplied by 1.10.

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

Termination of the AA2000 Concession Agreement shall be deemed a default under the Argentine Notes and the 2019 Credit Facilities.

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

Under the Development Trust, the following trust funds were established:

●	“Trust Fund to Study, Control and Regulate the Concession,” consisting of the assignment in trust of 1.25% of AA2000’s total revenues, which shall be designated to carry out studies on the control and regulation of the concession as required by the ORSNA;

●	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” consisting of Allocated Revenues under the Mutual Claim Settlement Procedure, which shall be designated to pay the amount of AR$195.0 million plus interest at a 2% annual rate, owed to the Argentine Government according to the provisions set forth in the Final Memorandum of Agreement. See “—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” In turn, such funds shall be used in connection with infrastructure projects at airports of the Argentine National Airport System not operated by us;

●	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,” consisting of the assignment in trust of 11.25% of AA2000’s total revenues, 70.0% of which is to be contributed to finance infrastructure airport works and to improve the services provided in airports of the Argentine National Airport System and 30.0% of which is to be contributed directly to ANSES;

●	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” consisting of the assignment in trust of 2.5% of AA2000’s total revenues derived from services under the AA2000 Concession Agreement, which shall be designated to finance works included in each five-year investment plan;

●	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” consisting of the assignment in trust of 100% of the amounts deriving from specific charges and tariff increases that may be set in the future, net of collection expenses, which shall be designated to finance airport infrastructure works as it shall be detailed in the regulations under which such specific tariff and charges are created. Pursuant to Resolutions No. 118/12, as amended, and 45/14, the ORSNA created two specific trust funds: (a) “Trust Fund for Works of 2012 Project” and (b) “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” Under these trusts, after giving effect to the Specific Allocation of Revenue detailed above, we must assign: (1) 100% of the difference between the increase of the passenger use fee approved by the ORSNA for the 2011–2012 period, in comparison with the fees in effect as of 2010, for the “Trust Fund for Works of 2012 Project,” until we finished the works under 2012 investment plan or the expiration of a 30-year period, whichever occurs first; and (2) 10.72% of the passenger use fees approved by the ORSNA for the 2011–2012 revision period, for the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” (which include works that were not previously specified in the AA2000 Concession Agreement, nor in the Final Memorandum of Agreement), until the expiration of the concession or the expiration of a 30-year period, whichever occurs first. The Company transferred all funds to the “Trust Fund for Works of 2012 Project” required to complete the works of the 2012 investment plan. As of December 2018, the Company ceased the transfer of funds to such trust under the understanding that the works corresponding to the underlying investment plan were completed. As of the date of this annual report, ORSNA has not yet agreed with the criteria adopted by the Company.

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

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

●	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.

●	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.

●	In implementation of Law No. 537/1993, Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.

●	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.

●	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the abovementioned Ministerial Decree No. 521/1997, issued the Directive No. 141-T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

●	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.

●	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.

●	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.

●	Directive 96/67/EC on access to the ground handling market at European Union airports and the relative implementation Legislative Decree No. 18/1999, as subsequently amended and supplemented.

●	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.

●	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.

●	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.

●	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.

Powers Reserved to the Italian Government with Respect to Strategic Transport Assets

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to special “Golden Powers” of the Italian Government provided under Law Decree No. 21/2012. Article 2 of Law Decree No. 21/2012 specifically regulates the special powers of the Italian Government concerning the strategic assets of companies operating in the transport sector. In particular, Article 2 of Law Decree No. 21/2012 includes the following regulations for identifying:

●	strategic assets in the transport sector, such as ports and airports, including those necessary to ensure the minimum provision and operation of essential public services, the assets and relationships of strategic importance to the national interest in the transport sector;

●	the types of acts or transactions within the same group of companies to which the Italian Government’s special powers do not apply; and

●	the procedures for exercising the special powers in the transport sector.

●	The “strategic assets” in the transport sector have been defined by Article 2 of Presidential Decree No. 85 of March 25, 2014 (the “Presidential Decree 85/2014”) as large networks and plants of national interest, intended to ensure the main trans-European corridors and the related conventional reports, including:

●	ports of national interest;

●	airports of national interest; and

●	national railroad networks of relevance for trans-European networks.

Such regulations apply to TA by virtue of its being an entity that operates the Italian Airports of national interest located in Pisa and Florence. In particular, these provisions state that, in relation to companies that own one or more of these strategic assets, the Italian Government, having assessed the relevant transaction and identified a threat concerning said strategic assets, may:

●	impose specific conditions on, or (in case the specific conditions are not adequate to protect the essential national interests of defense and national security) veto any resolutions, acts and transactions by any company owning strategic assets that would determine a change in the ownership, control, availability or transferability of those assets themselves or change their use (including merger or demerger, transfer of the registered office to a foreign country, change of the relevant company’s business purpose, winding up, amendments to the company’s articles of association concerning the limits to the voting rights attaching to the company’s interest or the maximum shareholding which each shareholder may own, transfer of the entire business or of a business division which include the strategic assets, assignment of the strategic assets by way of security, and resolutions concerning the sale of subsidiaries which own strategic assets), where such resolutions, acts or transactions result in an exceptional situation not regulated by national or European laws applicable to the sector which constitute a threat of a serious prejudice to the interest of public safety and operation of the networks and installations, and the continued provision of services (Article 2, paragraph 3);

●	impose conditions requiring certain buyers outside the European Union to give guarantees in any purchase and for any reason, (Article 2, paragraph 5), of shareholdings in an amount that would give the buyer control of the purchased company, pursuant to Article 2359 of the Italian Civil Code and the Consolidated Financial Services Act, if such a purchase poses a serious threat to public interest in the security and operation of networks and installations and the continued provision of services (Article 2, paragraph 6); and

●	oppose the purchase described before, if such a purchase entails exceptional risks to the protection of public interest relating to the security and operation of networks and installations and continued provision of services, which cannot be mitigated by the buyer committing to guarantee the protection of such interests (Article 2, paragraph 6).

To exercise these special powers, Article 2 of Law Decree No. 21/2012 provides that:

●	the operator has an obligation to disclose both any resolutions, acts and transactions that could be subject to the actions described before, and any purchases or transactions that could be subject to the actions described before; and

●	the Italian Government shall abide by objective and non-discriminatory evaluation criteria in exercising its special powers. The Italian Government is required, in relation to any transaction, to consider the following: (i) in relation to the official position of the European Union, whether there is any reason to believe (a) that connections may exist between the buyer and other countries that do not recognize the principles of democracy or the rule of law, and which may not comply with international law, or that have acted in a way that poses as a threat to the international community, as evidenced by their alliances; or (b) that the buyer has relationships with criminal or terrorist organizations or with persons or entities otherwise related to them; (ii) the suitability of the structure resulting from the legal deed or transaction, considering conditions for financing the acquisition and the economic, financial, technical, and organizational capacity of the buyer to guarantee the security and continuity of provision of services, or provide adequate security and operation of the networks and installations.

Without prejudice to the disclosure obligations set out in Article 2, paragraphs 2 and 5 of Law Decree No. 21/2012, Article 4 of Presidential Decree No. 85/2014 provides that:

●	the special powers apply to the extent that protection of the essential national interests, including those relating to adequate infrastructure development, is not guaranteed by the existence of specific sector regulation, either in the form of a convention connected with a specific concession relationship or otherwise;

●	certain transactions are excluded from the scope of the special powers, including transactions carried out within the same corporate group, such as mergers, demergers, takeovers, or sales and transfers, including, in certain cases, the sale and transfer of shares; and

●	such an exclusion is not available when there is information indicating a threat of serious harm to the public interest in the security and operation of the networks and installations and continued provision of services.

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

Firefighting Fund Tax

During 2011, TA filed administrative proceedings, together with other 12 petitioners, against the “Commissione Tributaria Provinciale di Roma” to dispute the legality of the Firefighting Fund Tax and seek reimbursement for payments made in connection with such tax.

After the administrative proceeding, the competent court ruled that the purpose tribute of the Firefighting Fund Tax indeed differed from the original legal purpose. TA, through final judgment 2517/19 of the Provincial Tax Commission of Rome, was enabled to request a refund for the tax paid for the year 2014 in the amount of €2.0 million.

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

Obligations Assumed by TA as Concessionaire

Under the terms of the Pisa Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining Pisa Airport, which includes, inter alia, the performance of the following obligations and activities:

●	paying the annual concession fee;

●	performing the works provided by the plan of works (programma d’intervento) and the ordinary and extraordinary maintenance works;

●	entering into an operating agreement (contratto di programma) with ENAC;

●	adopting all appropriate measures in favor of the neighboring territorial communities and their security;

●	organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;

●	providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;

●	obtaining prior authorization from ENAC to appoint subconcessionaires to carry out airport activities and to give prior written communication to ENAC of the subconcession of other activities (e.g., commercial activities), in any case ensuring that the relative third-party subconcessionaires obtain insurance policies to cover the risks related to their respective activities;

●	providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;

●	adopting all necessary measures to ensure the provision of the fire-fighting service;

●	ensuring the carrying out of airport security control services;

●	complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;

●	preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and

●	guaranteeing the suitability of the standards of offered services.

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of February 1, 2020, under the Pisa Concession:

Pisa Airport

	2020(1)
	(in Euros)
Takeoff/Landing
Landing and take offs (< 25 t)	2.41
Landing and take offs (> 25 t (each subsequent ton))	3.32
Parking (per hour or fraction besides the first two hours)	0.31
Cargo embarking/ Disembarking	0.0271
Check-in desks	2.13
Assets for exclusive use/offices	68.06
Fueling	0.0062
Passengers charges (EU adult)	5.86
Passengers charges (EU child)	2.93
Passengers charges (EXTRA EU, adult)	6.71
Passengers charges (EXTRA EU, child)	3.36
Body Check & Hand Baggage Security	2.33
Hold Baggage Security	0.67
Deicing	0.14
Loading bridge (till 1 hour)	84.69
Loading bridge (after the 1st hour)	169.38
Assets for exclusive use-offices	204.18
Assets for exclusive use – technical operating room	68.06
Assets for exclusive use – airside areas	20.42
PRM	0.89	(2)

(1)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments

(2)	Effective as of February 1, 2020

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2019, TA paid an annual canon equal to €3.4 million under the Pisa Concession Agreement.

The fees are established by Inter-managerial Decree (decreto interdirigenziale) dated June 30, 2003, which provides the adoption of a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post.

Revenue

Under the terms of the Pisa Concession Agreement, TA is entitled to collect, inter alia:

●	the aeronautical, commercial and cargo revenue related to services rendered at Pisa Airport;

●	the embarkation and debarkation charges on transported goods; and

●	the fees for security control services.

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

Obligations Assumed by TA as Concessionaire

Under the terms of the Florence Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining the Florence Airport, which includes the performance of the following obligations and activities:

●	paying the annual concession fee;

●	performing the works provided by the plan of works (programma d’intervento) and the ordinary and extraordinary maintenance works;

●	entering into an operating agreement (contratto di programma) with ENAC;

●	adopting all appropriate measures in favor of the neighboring territorial communities and their security;

●	organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;

●	providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;

●	obtaining prior authorization from ENAC to appoint subconcessionaires to carry out airport activities and to give prior written communication to ENAC of the subconcession of other activities (e.g., commercial activities), in any case ensuring that the relative third-party subconcessionaires obtain insurance policies to cover the risks related to their respective activities;

●	providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;

●	adopting all necessary measures to ensure the provision of the fire-fighting service;

●	ensuring the carrying out of airport security control services;

●	complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;

●	preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and

●	guaranteeing the suitability of the standards of offered services.

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of February 1, 2020, under the Florence Concession Agreement:

Florence Airport

	2020(1)
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.52
Landing and takeoff fees (each subsequent ton)	6.06
Aircraft parking (per hour or fraction after first two hours)	0.21
Passengers charges (EU adult)	10.92
Passengers charges (EXTRA EU adult)	13.21
Passengers charges (intra EU flights, child)	5.46
Passengers charges (EXTRA EU, child)	6.61
Cargo embarking/disembarking charges	0.239
Body check and hand baggage security	1.76
Hold baggage security	0.81
PRM	1.71	(2)
Assets for exclusive use - offices	275.25
Assets for exclusive use -technical operating room	55.05
Assets for exclusive use – air side areas	22.02
Assets for exclusive use – offices fueler	266.07
Assets for exclusive use - Technical operating room fueler	53.21
Assets for exclusive use – fueler air side areas	20.18
Assets for exclusive use – self check-in	367.09
Check-in desks	3.48
Deicing	—	(3)

(1)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments
(2)	Effective as of March 10, 2019.
(3)	Will be invoiced based on actual consumption. No fix fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2019, TA paid €1.5 million in annual canon under the Florence Concession Agreement.

Revenue

Under the terms of the Florence Concession Agreement, TA is entitled to collect, inter alia:

●	the aeronautical, commercial and cargo revenue related to services rendered at Florence Airport;

●	the embarkation and debarkation charges on transported goods; and

●	the fees for security control services.

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

●	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.

●	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.

●	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress.

●	On October 26, 2017, Federal Law No. 13,449 was published and established the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments.

●	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain an arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.

●	On August 6, 2019, Decree No. 9.957/2019 was published. It regulates the procedure for re-tendering of concession projects, including PPPs in the roads, rail and airport sectors covered by Federal Law No. 13,448/2017.

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

On March 5, 2020, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport. If the request is approved and upon a completion of successful bidding process, the operation of Natal Airport will be transferred to a different operator. Upon such transfer, ICASGA will be entitled to an indemnification to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will remain as the airport operator, with the same safety and service quality, as well as complying with the current commercial and employment contracts.

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

During the term of the Brazilian Concession Agreements, ICASGA and ICAB shall be responsible for, among other things:

●	providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law No. 8.987/95 (the “Brazilian Concessions Law”), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable;

●	implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable;

●	providing proper service (according to what the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable, defines as regular, continuous, efficient, safe, up to date, broad and courteous service), at a fair price, to the general public and airport customers;

●	performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;

●	presenting the Brazilian ANAC with an Infrastructure Management Plan every five years and an annual Service Quality Plan during the term of the ICAB Concession Agreement;

●	submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the Brazilian Concession Agreement and applicable regulations;

●	developing and implementing plans for dealing with emergencies at the airports, maintaining, for such purposes, human resources and materials required by industry regulations and the Natal Airport Development Plan or Brasilia Airport Development Plan, as applicable; and

●	meeting minimum corporate capital requirements, as follows: (i) ICASGA must have a minimum subscribed corporate capital in the amount of R$84 million, comprised of, at least, R$32.5 million paid-in and R$16 million paid-in cash; and (ii) with respect to ICAB, a minimum subscribed and paid-in corporate capital in the amount of R$243.251 million.

Concession Fees

Annual Fixed Payment

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

Annual Variable Payment

Under the Brasilia Concession Agreement, ICAB shall also pay a “Variable Payment” equal to: (i) 2% of the perceived annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenue of up to R$363.2 million for the year ended December 31, 2019; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenues above R$363.2 million for the year ended December 31, 2019, if any.

Monthly Payment

Pursuant to the Brasilia Concession Agreement (as amended), ICAB (amendment N° 02/2018) and ICASGA (amendment N° 06/2018) shall also pay a monthly payment equal to 26.4165% of all airport tariffs received by each company.

On 2016, as per the Law No. 13,319/2016, the Brazilian government revoked the ATAERO (Additional Airport fee). In order to replace the value of ATAERO and maintain the same inflow in favor of FNAC (National Civil Aviation Fund), the government created the Monthly Payment with the same proportion of the revoked ATAERO (26.4165% of all airport tariffs). Therefore, the creation of this new fee (Monthly Payment) has not affected the revenues and payment obligations made by the concessionaire.

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

Tariffs

ICASGA and ICAB are entitled to charge certain tariffs from users and airlines upon use of services, equipment, facilities and installations available at Natal and Brasilia Airports, including:

●	departure passenger charges;

●	connection charges (solely with respect to ICAB);

●	landing fees;

●	aircraft parking fees;

●	cargo fees; and

●	approach and communications fees (solely with respect to ICASGA).

ICASGA and ICAB are prohibited from charging any tariff not provided for in the Brazilian Concession Agreements, or the applicable law and regulation.

The tables below sets forth the maximum amounts that we were permitted to collect as of January 21, 2020, under the Brasilia Airport Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	30.67	54.27
FNAC	-	65.80
TOTAL	30.67	120.07

FNAC Additional - R$65.70 (Portaria ANAC Nº 02, de 02 de January/SRA 2019)

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
10.39	10.39

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
9,6006	25,5962

Rate of Permanence of the Group I

Rate of Permanence	Domestic (R$) Final	International (R$) Final
Maneuver Patio (PPM)	1,8969	5,1101
Long Stay Patio (PPE)	0,4026	1,0404

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

The following airport-related commercial activities are authorized:

●	ground handling, catering and fueling;

●	retail, duty free, food and beverage, banking services, lottery and vending machines;

●	rental of office spaces, warehouses and export processing areas;

●	car rental, parking, hotels and meeting rooms; and

●	hotel transfers, city tour and telecommunication services.

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

In January 2019, ICASGA initiated the proceedings regarding the review of the parameters of its Concession Agreement. In December 2019, the proceedings were finalized and therefore, the parameters are now effective as of January 1, 2020.

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

The relevant concessionaire may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events under Section V of the concession agreement occurs. The principal events are the following:

●	any changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure;

●	operational restrictions resulting from any act (or omission thereof) by any governmental body;

●	mandatory changes in tariffs or granting of tariff benefits;

●	changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and

●	a Force Majeure event.

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

Guarantees and other Financial Commitments

Performance bond

ICASGA and ICAB are required to provide performance bonds with different amounts for each phase of the Brazilian Concession Agreements, according to the below:

Event	Amount of the Performance Bond (in millions of R$)	Amount of the Performance Bond (in millions of U.S.$)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65.0	20.0
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract) until January 24, 2018	6.5	2.0
from January 25, 2018 to January 24, 2020	5.8	1.7
from January 25, 2020 to January 24, 2033	6.5	2.0
from January 25, 2033 to January 24, 2040	6.7	2.1
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments
Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7	81.8
After completion of Phase I-B of the Brasilia Concession Agreement or at the termination of the contract until July 23, 2018	133.3	41.0
from July 24, 2018 to July 23, 2019	116.7	51.2
from July 24, 2019 to July 23, 2034	133.3	41.0
from July 24, 2034 to July 24, 2037	139.7	42.9
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement	19.1	5.8

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

Termination of the Concessions

The Brazilian Concession Agreements will be deemed terminated upon any of the following events:

●	the end of the concession term, as provided for in the relevant Brazilian Concession Agreement;

●	the expropriation of the concession by the Brazilian ANAC for reasons of public interest;

●	forfeiture declaration by the Brazilian ANAC as a result of the breach of material contractual obligations by ICASGA and ICAB pursuant to Article 38 of the Brazilian Concessions Law;

●	termination by a judicial order resulting from an action filed by ICASGA or ICAB based upon the breach of the Brazilian ANAC obligations;

●	the annulment of the Brazilian Concession Agreements by a judicial or administrative order based on the discovery of illegalities or irregularities in the tender documents, in the bid process or in the Brazilian Concession Agreements; or

●	bankruptcy or liquidation of ICASGA or ICAB, as the case may be.

Upon termination of the Brazilian Concession Agreements, the Brazilian ANAC may:

●	assume the airport services and operations;

●	occupy and use the premises, facilities, equipment, materials and human resources employed in the airport services and operations that are required for the continuity thereof;

●	apply the pertinent penalties, especially those relating to the reversion of assets attached to the concessions in favor of the Brazilian ANAC; and

●	retain and enforce guarantees or collateral to ensure payment of administrative fines and losses caused by the concessionaires.

The amount of any indemnification payment due to ICASGA or ICAB in the event of the expropriation, or termination by a judicial order, of the relevant concession will include the outstanding balance under the loan agreements entered by ICASGA or ICAB with BNDES and/or CEF, as the case may be. In addition, ICAB is entitled to receive payment for (i) non-amortized investments; and (ii) all applicable demobilization costs, including fines, termination payments and indemnifications due to employees, suppliers and other creditors.

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

Penalties

The failure to comply with the Brazilian Concession Agreements, the applicable request for proposal and the rules and regulations issued by the Brazilian ANAC may result in the following penalties to the concessionaires, in addition to any other penalties provided for in the applicable law and regulation:

●	warning;

●	fine;

●	temporary suspension of participation in requests for proposals to obtain new concessions or authorizations for the operation of the airport infrastructure as well as restrictions for ICASGA or ICAB to enter into new contracts with the Brazilian Government; and/or

●	forfeiture of the concession.

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

Uruguay

Sources of Regulation

The following are the main laws and regulations that govern the Uruguayan Concession Agreements:

●	Law No. 14,305 (“Uruguayan Aeronautical Code”) as regulated by the Executive Branch Decree No. 39/977. Title V of the Uruguayan Aeronautical Code sets forth the basic framework regarding airports in Uruguay establishing certain requirements that all airports, depending on their classification, have to comply with.

●	Law No. 9,977 which provides that the Dirección Nacional de Aviación e Infraestructura Aeronáutica of Uruguay (“DINACIA”) an agency of the Defense Ministry, shall be the aeronautical authority having the responsibility of controlling, promoting and managing civil aviation.

●	Executive Branch Decree No. 21/999, which regulates in further detail the responsibilities of DINACIA.

The following are the main laws and regulations that govern the Carrasco Concession Agreement and the operation of the Carrasco Airport:

●	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state owned agency created by Law No. 15,785, to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and in February 6, 2003, Puerta del Sur entered into the Carrasco Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20-year term, extendable up to 30 more years, by paying an annual concession price or “fee.”

●	Executive Branch Decree No. 376/002, dated September 28, 2002, which includes the Régimen de Gestión Integral, which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.

●	Executive Branch Decree No. 153/003, dated April 24, 2003, Executive Branch Decree No. 192/003, dated May 20, 2003, and Executive Branch Decree No. 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Carrasco Concession Agreement.

●	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.

●	Executive Branch Decree No. 303/005, dated September 13, 2005, Executive Branch Decree No. 469/007, dated December 3, 2007, Executive Branch Decree No. 491/009, dated October 19, 2009, Executive Branch Decree No. 20/012 dated January 27, 2012, Executive Branch Decree No. 148/2014, dated May 26, 2014, Executive Branch Decree No. 62/015, dated February 18, 2015, Executive Branch Decree No. 232/2017 dated August 28, 2017 and Executive Branch Decree No. 31/2018 dated February 2, 2018, all of which updated the tariffs set forth in the Carrasco Concession Agreement.

●	Executive Branch Decree No. 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”

●	Executive Branch Decree No. 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10 year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “—The Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”

●	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport:

●	Law No. 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.

●	Resolution No. 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.

●	Resolution No. 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.

●	Resolution No. 1351/2019 issued by the Executive Power dated March 28, 2019, which approved the amendment of the Punta del Este Concession Agreement, extending its term until March 31, 2033. The amended agreement was executed on June 28, 2019.

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

Obligations Assumed by Puerta del Sur as Concessionaire

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport, which includes performance of the following activities:

●	using Carrasco Airport facilities and the human and material resources associated with the aeronautical and commercial services regulated under the Carrasco Concession Agreement exclusively for such purposes;

●	taking all necessary measures (other than those under the responsibility of the Uruguayan Government) in order for Carrasco Airport to be included in the following categories of the International Air Transport Association: (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of I.A.T.A;

●	maintaining Carrasco Airport operational 24 hours a day, seven days a week;

●	complying with applicable security measures required by the OACI, a specialized United Nations Agency, as well as other measures required by DINACIA;

●	allowing the Uruguayan Government to comply with its duties under the Carrasco Concession Agreement as the regulator of the Carrasco Airport, including the services relating to air police, police enforcement, customs control, immigration, Interpol, meteorology, veterinary and healthcare;

●	keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24/7, 365 days a year) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances;

●	implementing the necessary measures to ensure freedom of access and nondiscrimination;

●	performing the works required by the Carrasco Concession Agreement. See “—Obligations Assumed by Puerta del Sur as Concessionaire—Construction of a New Passenger Terminal”;

●	reporting to the relevant authorities any breach of the Carrasco Concession Agreement and those which endanger or may endanger the security of Carrasco Airport, and cooperate with any investigations;

●	maintaining the guarantees and insurance policies valid and current in accordance with the terms of the Carrasco Concession Agreement;

●	reporting to DINACIA, the control entity of Carrasco Airport, any facts affecting the regulated airport activities;

●	paying the concession fee;

●	providing to the Unidad de Control all documents and information necessary to verify compliance with the Carrasco Concession Agreement;

●	permitting DINACIA (without any restrictions) to use a limited space at the Carrasco Airport free of charge, and compensating the Uruguayan Government for the provision of transit, flight protection, radio navigation and communications services; and

●	complying with all the obligations contained in the Régimen de Gestión Integral and all those inherent to a “reasonable” or “diligent” business owner.

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

The Carrasco Concession Agreement requires that any entity acting as the operator of Carrasco Airport must be approved by the Executive Branch and must satisfy the following conditions:

●	Technical operational capacity: The operator must have at least eight years’ experience in airport management and operations with, at minimum, 40,000 tons of cargo and 2.4 million passengers per year, as certified by the competent aeronautical authority of the country in which it operates. If the operator is a holding company, the referenced technical capacity will be that of the controlled entity. Cedicor’s technical and operational capacity was certified by the Aeronautical Authority of Guayaquil and approved by Uruguay’s Executive Branch.

●	Financial and economical capacity: The operator must have a minimum operating capital of U.S.$50.0 million in its most recently ended fiscal year, as evidenced by the audited balance sheet and income statement of the operator prepared in accordance with IFRS. Operating capital is calculated as the sum of net worth and short and long term financial debt.

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

Landing Fees

	U.S.$	Adjusted Price U.S.$
	(U.S.$ per ton)
Aircraft weight (tons)(1)
Up to 10 tons	52.8	54.66
10 – 20 tons	269.3	278.76
20 – 30 tons	336.2	347.97
30 – 70 tons	503.5	521.07
70 – 170 tons	711.2	736.04
> 170 tons	968.2	1002.05

(1)	Landing fees increase by 20% for night landing.

Parking Fees

PAD/h(1)
In operative platform	% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0

(1)	PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

	U.S.$	Adjustment Index	Adjusted Price
Connections	20.0	1.03487	21.0
International flights	44.0	1.03487	46.0
Security Tariff	5.76	—	—

Handling Companies fees

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	(in U.S.$)
Up to 10 seats	5.2	8.7	1.03487	5.47	9.09
11 – 30 seats	15.86	23.77	1.03487	16.42	24.59
31 – 90 seats	31.68	39.56	1.03487	32.79	40.93
91 – 150 seats	47.55	63.37	1.03487	49.20	65.58
151 – 250 seats	95.06	126.77	1.03487	98.38	131.19
> 251 seats	142.61	158.46	1.03487	147.58	163.98

Load Airplanes

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	(in U.S.$)
5,700 kg MTOW	8.80	17.62	1.03487	9.10	18.25
Up to B-737, B-727 (or similar)	63.37	71.36	1.03487	65.58	73.85
B-767, DC-8 (or similar)	79.23	95.09	1.03487	81.99	98.42
DC-10, MD-11, B-747, A-340 (or similar)	106.52	142.64	1.03487	110.23	147.62

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

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10-year period that took place in September 2014, Puerta del Sur agreed to the following:

●	Extension Premium: Puerta del Sur agreed to pay to the Uruguayan Government U.S.$20.0 million simultaneously with the execution of the amendment to the Carrasco Concession Agreement, which amount has been already paid in full;

●	Return of Old Passenger Terminal: The old passenger terminal has been detached from the Concession Agreement and was returned to the Defense Ministry; however, Puerta del Sur has assumed the obligation to pay U.S.$3.5 million in order to renovate the old terminal, which were duly paid at the execution of the amendment to the Carrasco Concession Agreement;

●	Waiver of the Payment of Passenger Use Tariffs for Certain Governmental Authorities: Puerta del Sur has agreed to waive the payment of passenger use tariffs for diplomats, members of the Defense Ministry assigned to United Nations peace keeping missions or other international organizations and children under the age of two;

●	Airport Security System: Puerta del Sur agreed to replace Carrasco Airport’s current security system with an integrated security system. The replacement will be initiated once the Executive Branch issues the Decrees imposing the obligation on the airlines to submit the advanced passenger information and passenger name record information to the Ministry of Interior;

●	New Taxiway: Puerta del Sur agreed to build a new taxiway before the termination date of the Carrasco Concession Agreement, or earlier, if required by the OACI regulations based on Carrasco Airport traffic statistics; currently the airport does not have sufficient traffic to require the construction of the taxiway, and Puerta del Sur expects to build the taxiway in the final years of the Carrasco Concession Agreement; and

●	Change of Control of Puerta del Sur: In general terms, a change of control of Puerta del Sur is not subject to approval by the Uruguayan Government, nor would it require any type of permit or authorization. However, under the terms of the amendment to the Carrasco Concession Agreement, it was agreed that if the shares of Puerta del Sur are sold within 36 months after the execution of the amendment (August 6, 2014), Puerta del Sur will be required to pay to the Uruguayan Government 50% of the benefit resulting from the sale, which is defined as the total consideration to be obtained from the sale minus investment costs. As of the date of this annual report, such 36-months term has expired, therefore, the payment requirement upon sale of shares of Puerta del Sur is no longer enforceable. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.

●	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. See “—Additional Fees” above.

Guarantees

Under the Carrasco Concession Agreement, Puerta del Sur is required to provide the following guarantees:

●	A guarantee securing the completion of the construction works of the new terminal. A U.S.$1.5 million completion guarantee is in place concerning Group 1 and 2 works.

●	A performance guarantee for U.S.$6.0 million. This guarantee will be returned six months after the expiration of the Carrasco Concession Agreement.

We have obtained a surety bond with a local financial institution to support our guarantee obligations under the Carrasco Concession Agreement.

Insurance

See “—Business—Property and Insurance.”

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

Termination Upon Breach by Puerta del Sur

The Carrasco Concession Agreement may be terminated by the Defense Ministry (with prior approval of the Executive Branch) upon due notification to Puerta del Sur, upon repeated and material breaches of the Carrasco Concession Agreement by Puerta del Sur. The Carrasco Concession Agreement does not expressly set forth a definition of a material breach of the Concession Agreement; however, the Carrasco Concession Agreement provides certain examples, including:

●	delay in the payment of annual fees to DINACIA for the concession of Carrasco Airport;

●	charging amounts over the maximum permitted under the Carrasco Concession Agreement;

●	provision of services repeatedly in an incorrect or not efficient manner; and

●	assignment of the Carrasco Concession Agreement without the prior approval of the Defense Ministry.

Upon a breach of the Carrasco Concession Agreement by Puerta del Sur, the Defense Ministry will be entitled to:

●	foreclose upon all collateral posted by Puerta del Sur under the Carrasco Concession Agreement to guarantee performance of its obligations;

●	take control of the Carrasco Airport and all its assets; and

●	claim all damages suffered by Carrasco Airport as well as request payment of all credit owed to the Defense Ministry.

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

Upon the unilateral termination of the Carrasco Concession Agreement, Puerta del Sur shall be entitled to receive termination payments calculated as follows:

●	the performance guarantee posted under the Carrasco Concession Agreement, plus

●	the value of all investments made in construction, reparation of buildings made in accordance with the Carrasco Concession Agreement, less accumulated depreciation, plus

●	a portion of the amount paid in the auction in August 2003 (U.S.$34.0 million) to purchase shares of Puerta del Sur which shall be calculated according to a formula agreed under the Carrasco Concession Agreement.

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

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. On June 2018, 2019, the amendment to such concession was executed. The Punta del Este Airport is not material to our business.

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

●	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

●	Law No. HO-329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry out certain types of activities set forth in the Armenian Concession Agreement, including pharmacy and sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO-329 nor in the Armenian Concession Agreement.

●	Republic of Armenia Government Resolution No. 693-A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, who then incorporated AIA.

●	Republic of Armenia Government Resolution No. 2004-A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a subconcession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.

●	Addendum No. 1 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 1 are fully complied with and terminated.

●	Republic of Armenia Government Resolution No. 1296-N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.

●	Armenian Aviation Law No. HO-81-N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.

●	Republic of Armenia Government Resolution No. 965-N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.

●	Republic of Armenia Government Resolution No. 588-A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.

●	Republic of Armenia Government Resolution No. 1532-N, dated December 27, 2018, pursuant to which the Armenian Government approved the master plan for 2018-2022 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392-N, dated April 10, 2003, the Master Plan for 2008-2012 by the Government Resolution No. 1559-N dated December 25, 2008, and the Master Plan for 2013-2017 by the Government Resolution 1495-N, dated December 26, 2013.

●	The Republic of Armenia Government Resolution No. 202-N, dated February 13, 2003, pursuant to which the Armenian Government determined the staff structure of the GDCA and approved the GDCA’s Charter based on Armenian Aviation Law, which defines the authority of the GDCA.

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

The Armenian Concession Agreement was further amended by the following addenda executed by and between the Armenian Government and AIA.

●	Addendum No. 1, executed on February 21, 2003, under which the Armenian Government and the Concession Manager agreed to certain mechanisms regarding the registration of property rights of the Concession Manager for real property in Zvartnots Airport;

●	Addendum No. 2, executed on October 19, 2006, under which, commencing on January 1, 2007, AIA undertook to provide rescue and firefighting services and facilities in accordance with the standards of Annex 14, Chapter 9 of the ICAO (Emergency and Other Issues), as well as ICAO related manuals and applicable Armenian laws;

●	Addendum No. 3, executed on November 16, 2007, under which the Armenian Government expanded the concession of Zvartnots Airport granted to AIA to include the concession of the Shirak Airport, which gave AIA the right to engage in certain types of aviation and non-aviation activities. As such, the terms of the Armenian Concession Agreement are also applicable to the Shirak Airport concession;

●	Addendum No. 4, executed on June 10, 2010, under which AIA agreed to terminate its rights under the Armenian Concession Agreement over certain real property operated by “Hayaeronavigatsia” CJSC, the local air traffic navigation company, at the Zvartnots Airport, including the land occupied by the newly built Air Traffic Control Tower building. As such, AIA no longer has the right to dispose of and use these real property units, even for purposes of rendering the services under the Armenian Concession Agreement.

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

Aviation services

●	aircraft guidance and escorting services;

●	management of parking areas;

●	provision and operation of escalators;

●	telescopic bridge;

●	ground handling services, including aircraft pulling services;

●	electrical supply services;

●	operational-technical maintenance services;

●	aviation security and aircraft custody services;

●	utility services for aircrafts;

●	fuel and lubricants supply and fueling; and

●	special vehicle transportation services.

Commercial

●	rent of ground spaces for commercial purposes;

●	advertising;

●	duty-tax free shops;

●	shopping centers;

●	bank and exchange bureau and financial services;

●	hotels;

●	restaurants, snack-bars, coffee shops;

●	duty paid shops such as clothing and fixtures, newspaper and magazine stands;

●	casinos and other entertainment premises;

●	car parking;

●	baggage carts and lockers;

●	telecommunication services;

●	VIP lounges;

●	catering; and

●	gas stations for automobiles.

Other

●	customs warehouses;

●	intermodal logistics platforms;

●	free zones;

●	ground transportation; and

●	other services, to the extent not prohibited under the Armenian Concession Agreement, which are complementary or useful to the aeronautical operation and/or the commercial development of the airports, including, but not limited to, activities connected to the airports such as convention, art and exhibition centers, hotels and other leisure and tourism activities and transportation, which may be performed outside the airports.

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

Obligations Assumed by the Concession Manager

Under the terms of the Armenian Concession Agreement, the Concession Manager shall:

●	undertake and warrant the normal and permanent rendering of aviation services;

●	manage and operate the airports according to internationally accepted airport standards;

●	comply with the Master Plan;

●	obtain, at its own cost and risk, adequate financing and management resources to modernize the physical infrastructure of the airports, to ensure compliance with applicable regulatory standards and to improve the quality of their management;

●	provide the Armenian Government with the ground spaces required for the performance of customs, migration, defense, security, safety, Phyto-zoo sanitary and bromatological controls and public health activities, as long as they are and remain activities directly performed by Armenian Government agencies and bodies. If the Armenian Government decides to delegate any of such activities to the private sector, the Concession Manager shall have a right of first refusal for the performance of such activities, which right must be exercised within a period of 30 days as from the announcement of any bid by a third party;

●	provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airports, which will include data regarding traffic, revenues and investments;

●	manage, operate and exploit the airport activities, directly or through contracts with third parties, subject to the limitations set forth in the Armenian Concession Agreement;

●	collect from all of the users (including the airlines and all other public or private persons performing activities or exercising any authority in the airports) the corresponding airport charges and the fees which the Concession Manager may establish from time to time; and

●	construct, maintain and/or operate, on its own account or through any third parties, any hangars, fuel storage plants or aircraft supply plants, customs warehouses and/or any other warehouses or premises related to the handling of air cargoes or the aeronautical operation in general.

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

Passenger Aircraft Landing Charge

●	Landing Charge for passenger aircrafts is €5.80 per Metric Ton or fraction.

●	Night Landing Additional Charge for passenger aircraft equals to the Landing Charge plus a 20%. This extra charge will be applied to passenger aircrafts landings occurred during night time (from 21:00 to 07:00).

Passenger Aircraft Take-Off Charge

●	Take-Off Charge for passenger aircrafts is €5.80 per Metric Ton or fraction.

●	Night Take-Off Additional Charge for passenger aircraft: equals to the Take-Off Charge plus a 20%. This extra charge will be applied to each passenger aircraft take-off occurred during night time (from 21:00 to 07:00).

Parking Charge for Passenger Aircraft

Passenger Aircraft Parking Charge for Other Airlines non-regular based at Zvartnots Airport, for all aircraft types:

●	Passenger aircraft parking for non-regular based airlines up to two hours and thirty minutes: free of charge

●	Passenger aircraft parking for non-regular based airlines after free of charge time expiration: €0.35 per ton, per hour or their fractions

Passenger Handling Airport Tariff

Departing Passenger:

●	€20 per each departing passenger.

Transit Passenger:

●	€8 per each transit passenger.

Departing Infant:

●	No Passenger Handling Airport Tariff is charged per each departing infant under two years old.

●	50% of the regular Passenger Handling Airport Tariff is charged per each departing infant under two years old traveling in a separate seat.

●	No Passenger Handling Airport Tariff is charged per each transit infant passenger under two years old.

●	50% of the regular Passenger Handling Airport Tariff is charged per each transit infant under two years old, traveling in a separate seat

Departing Child:

●	50% of the regular Passenger Handling Airport Tariff is charged per each departing child from two years old up to 12 years old.

●	50% of the regular Passenger Handling Airport Tariff is charged per each transit child passenger from two years old up to 12 years old.

Security Charge

Security Service:

●	€2 per each departing passenger.

Departing Infant:

●	No Airport Security Charge is charged per each departing infant under two years old.

●	€2 per each departing infant under two years old traveling in a separate seat

●	No Airport Security Charge is charged per each transit infant under two years old

●	50% of the regular Airport Security Charge is charged per each transit infant under two years old traveling in a separate seat.

Transit Passenger

●	50% of the regular Airport Security Charge is charged per each transit passenger.

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

Airport charges and fees shall be automatically adjusted by applying the following procedures:

●	airport charges and fees expressed in Armenian dram will be adjusted proportionally to the variations of the exchange ratio between the Armenian dram and the United States dollar;

●	airport charges and fees expressed in United States dollars will be adjusted based on the Total Producer Price Index for Finished Goods seasonally adjusted (PPI), as published monthly by the Bureau of Labor Statistics of the United States Department of Labor, and verified by the index as of December 2001, which shall be considered the “PPI Base Year,” and the index as of December of the year to be updated; and

●	airport charges and fees expressed in euros will be adjusted proportionally to the variations of the exchange ratio between the euro and the United States dollar.

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

The Armenian Concession Agreement may be terminated prior to the scheduled termination date upon the occurrence of any of the following events:

●	Concession Manager’s breach of certain obligations;

●	bankruptcy of the Concession Manager;

●	administrative discretionary act;

●	the Armenian Government’s breach of any of its obligations; and

●	Force Majeure Events.

Termination of the Armenian Concession Agreement will not imply the termination of the agreements that the Concession Manager executed with third parties, which shall be automatically assigned to the Armenian Government unless otherwise provided for in those agreements.

Termination due to the Concession Manager’s Breach

The Armenian Government is entitled to terminate the Armenian Concession Agreement if:

●	the Armenian Concession Agreement is entirely or partially assigned to a third party by the Concession Manager, without obtaining the express authorization of the Armenian Government; or

●	the Concession Manager abandons the facilities of the airports, meaning that it stops its operations at the airports for more than 10 days due to the Concession Manager’s fault and without reasonable cause. No clear definition of abandonment of the airports facilities is included in the Armenian Concession Agreement. In case of dispute, it may be submitted, at the Concession Manager’s discretion, to arbitration.

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

The following are the main laws and regulations that govern the Guayaquil Concession Agreement and the operation of the Guayaquil Airport:

●	Article 249 of the Constitution of Ecuador of 1998 sets forth that the rendering of public services, directly or by delegation, was the responsibility of the Ecuadorian State. The Ecuadorian State is authorized to delegate the performance of public services to private companies through grants of concessions or other forms stipulated in the Ecuadorian legislation.

●	Article 1 of the Civil Aviation Law enables the delegation to the private sector of airport public services, as well as the possibility of the Ecuador Government to transfer to the municipalities the ability to render airport public services directly or by delegation, as per article 249 of the Constitution of Ecuador of 1998. Based on this, by means of Executive Decree No. 871 dated October 18, 2000, the President of Ecuador authorized the Municipality of Guayaquil to delegate to the private sector the rendering of airport services.

●	Article 43 of the Law on Modernization of the State defines the forms under which a delegation can be made, including concessions of public services or works, licenses, permits or other legal forms applicable under administrative law.

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

The following are the main laws and regulations that govern the Galapagos Concession Agreement and that are related to the business and the operation of the Galapagos Airport:

●	Article 314 of the Constitution of Ecuador of 2008 sets forth that the Ecuadorian Government shall be responsible for the public services of port and airport infrastructure. Likewise, pursuant to Article 316, the Ecuadorian Government is authorized to delegate the performance of public services to private companies through grants of concessions or other forms stipulated in the Ecuadorian legislation.

●	Article 41 of the Law on Modernization of the State also provides that the Ecuadorian Government can delegate to any local or foreign entity the maintenance and improvement of existing airports by means of a public tender.

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

Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for transforming, operating and administrating the Guayaquil Airport, which includes the performance of the following activities:

●	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;

●	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;

●	design and construction of the works and investment specified in the Guayaquil Concession Agreement and its amendments during the initial, intermediate and final phases; and

●	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA.

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

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of January 10, 2020, under the Guayaquil Concession Agreement:

2020 (1)
(In USD)
INTERNATIONAL - Commercial and Charters
Landing
< 50 tons	16.76
50 to 100 tons	17.49
> 100 to 150 tons	18.22
> 150 tons	18.96
Illumination
< 50 tons	4.52
50 to 100 tons	4.72
> 100 to 150 tons	4.92
> 150 tons	5.11
Parking(2)
< 50 tons	2.31
50 to 100 tons	2.41
> 100 to 150 tons	2.51
> 150 tons	2.61
Passenger
Departure	28.27
Security	5.34
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	65.75
Use of bridge for every 15 minutes or fraction	11.05
DOMESTIC - Commercial, Charter, Private and Cargo
Landing
25 to 50 tons	1.09
51 to 100 tons	1.18
> 100 to 150 tons	1.24
> 150 tons	1.30
Illumination
25 to 50 tons	0.47
> 50 to 100 tons	0.50
> 100 to 150 tons	0.51
> 150 tons	0.53
Parking(3) (4)
25 to 50 tons	0.21
> 50 to 100 tons	0.22
> 100 to 150 tons	0.23
> 150 tons	0.23
Passengers
Departure	5.66
Security	5.34
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	32.99
Use of bridge for every 15 minutes or fraction	9.90
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	141.32
> 6 to 12 tons	706.53
> 12 to 18 tons	1,059.81
> 18 to 25 tons	1,582.62

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

In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the 55.25% that is payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$6.4 million.

Term and Termination

The term of the Guayaquil Concession Agreement is 25 years and five months, expiring on July 27, 2029. The Guayaquil Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

●	breach by TAGSA as a result of its failure to: (i) issue or extend bonds, (ii) comply with its obligation to perform the investments stipulated in the Guayaquil Concession Agreement or any amendments, (iii) comply with its payment obligations under the credit agreement executed for purposes of financing the works foreseen for the initial phase, when such breach affects the normal operation of the Guayaquil Airport and (iv) comply with the concessionaire company, verified by an arbitration tribunal or any other obligation included under the Guayaquil Concession Agreement;

●	the transfer of the Control Group Shares of TAGSA, which represent the shares of TAGSA initially owned by CASA, currently owned by Corporacion Aeroportuaria S.A.;

●	any amendment to the bylaws of TAGSA without prior authorization by AAG;

●	if TAGSA fails to pay the required amounts to (i) the Trust for the development of the airport in Guayaquil, or (ii) AAG for the provision of administrative services;

●	accumulation of fines or sanctions for breach of the levels of services and/or performance for amounts higher than U.S.$0.3 million in a consecutive period of 12 months;

●	breach by AAG of its obligations under the Guayaquil Concession Agreement, as determined by an arbitration tribunal;

●	acts or omissions of the AAG or the Municipality of Guayaquil that impede the efficient execution of the Guayaquil Concession Agreement and that produce substantial adverse effects over the rights of TAGSA, as determined by an arbitration tribunal; or

●	mutual agreement of the parties.

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

●	Projects corresponding to the Redevelopment Plan, in accordance with the following phases:

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

●	Projects corresponding to the new investments, including (i) asphalt reinforcement of part of the taxiway and intersections (as from June 1, 2015), (ii) asphalt reinforcement of the runway (as from June 1, 2017), (iii) installation of a system for beaconing and resurfacing of runway with asphalt (as from June 1, 2021) and (iv) corrective and preventive maintenance on the concrete sector of the runways and platform (from years 2014 until 2026).

●	Certain maintenance obligations, including all necessary repairs of the facilities, equipment and other concession assets. CASA must prepare and present to the DGAC a maintenance program after the conclusion of Phase 3 of the Redevelopment Plan.

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

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., an insurance company in Ecuador, and is in force until April 13, 2020. This bond will be renewed annually.

Term and Termination

The term of the Galapagos Concession Agreement is 15 years as from the compliance of the conditions precedent set forth in Clause 69 (approval of tariffs), which were satisfied on July 15, 2011.

The Galapagos Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

●	mutual agreement by the parties;

●	in the event ECOGAL commits an act of gross negligence, as determined by an arbitration tribunal;

●	breach of DGAC’s respective obligations under the Galapagos Concession Agreement; or

●	bankruptcy of ECOGAL.

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

OSITRAN establishes a scale on the basis of annual operating income of concessionaires to determine the amount of sanctions. Concessionaires with operating revenues below 20,000 Peruvian tax units (unidad impositiva tributaria) (“UIT”) (calculated as S/4,300 per one UIT for calendar year 2019) are liable in an amount of up to 25 UIT for minor infractions, up to 60 UIT for serious infractions and up to 140 UIT for very serious infractions. Concessionaires with operating income between 20,000 UIT and 50,000 UIT are liable in an amount of up to 75 UIT for minor infractions, up to 180 UIT for serious infractions and up to 420 UIT for very serious infractions. Concessionaires with operating income above 50,000 UIT are liable in an amount of up to 180 UIT for minor infractions, up to 450 UIT for serious infractions and up to 840 UIT for very serious infractions.

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

On January 13, 2013, the MTC and AAP executed the First Addendum to the AAP Concession Agreement in order to determine that the term of two years established for the MTC to deliver the Andahuaylas Airport to AAP will be counted since the date the Peruvian Corporation of Airports and Commercial Aviation transferred such airport to the MTC, instead of the execution date of the AAP Concession Agreement (January 5, 2011).

On August 6, 2013, the Transport and Communication Minister (Ministerio de Transporte y Comunicaciones) and AAP executed the Second Addendum to the AAP Concession Agreement in order to incorporate, among other things, the following:

●	Established that the MTC’s co-financing could also be made in Peruvian soles.

●	Modified the components that determine the co-financing, along with the payment procedure.

●	On June 19, 2015, the MTC and AAP executed the Third Addendum to the AAP Concession Agreement in order to modify the Management and key positions profile of AAP.

Obligations assumed by CASA

AAP’s shareholders are committed under the AAP Concession Agreement to contribute U.S.$6.1 million, of which U.S.$1.5 million was contributed to AAP in equity by the beginning of the operation stage, pro rata to their current shareholding in AAP. This commitment was fulfilled during the second year of operation of the airports.

Obligations assumed by the AAP

The main construction obligations of AAP include all of the following tasks:

●	Rapid impact projects: Projects with the objective of improving the general characteristics and architectural aspects of each one of AAP’s airports in order to improve, in a short term, the quality of the service provided.

●	Safety projects: Various projects including the construction of a perimeter fence, perimeter roads, installation of warning signs, construction of new rescue and fire-fighting stations and activities related to the rehabilitation of pavements in the airfield, among others, the objective of which is to increase safety at AAP’s airports.

●	Extension projects and remodeling of AAP’s airport terminals: Projects including the extension of the passenger terminal building and the remodeling of the interior spaces of AAP’s airports.

●	Equipment: Acquire the necessary equipment, detailed in the AAP Concession Agreement, to guarantee the safe and efficient operation of AAP’s Airports.

●	Rehabilitation and improvement projects.

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

Guarantees – Performance Bonds

AAP is required to provide a guarantee with respect to compliance of all of its obligations under the AAP Concession Agreement, including the payment of any penalties and the levels of quality and service of the works. The AAP Concession Agreement performance bond does not cover the obligations guaranteed by the AAP Construction performance bond specified below. The AAP Concession Agreement performance bond required amount is U.S.$4.5 million on the date of the execution of the AAP Concession Agreement, and must be renewed annually until two years after the termination of the AAP Concession Agreement.

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

Liska is wholly-owned by SCF, a foundation created under the laws of Liechtenstein, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

Most of our operating subsidiaries have non-controlling interests, some of which are significant.

The following diagram reflects a simplified summary of our organizational structure as of April 1, 2020:

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

Factors Affecting Our Results of Operations

A number of factors have a significant impact on our business and results of operations, the most important of which are regulations, passenger traffic levels and air traffic operations, fluctuations in exchange rates in the currencies in which we operate and our capital investment plans.

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

From 2018 to 2019, air traffic increased 2.7% in terms of number of passengers, decreased 2.6% in terms of aircraft movements and increased 2.9% in terms of cargo volume handled. From 2017 to 2018, air traffic increased 6.1% in terms of number of passengers, 3.4% in terms of aircraft movements and 5.2% in terms of cargo volume handled.

Passenger traffic level and air traffic operations have already been and will continue to be adversely affected in 2020, and for so long as the health crisis and the virus impact continues, by the outbreak of the COVID-19 virus and the measures that governments are taking to combat it. For example, the results of operations of our airports have been adversely affected by the number of flights that have been canceled due to the virus and closure of borders in many countries in which we operate. As the outbreak and the response to it are still unfolding, and we are still in the process of assessing their current and potential future impact, the extent of the impact on our financial condition and results of operations is uncertain. However, depending on such factors as the duration of the outbreak, the impact may be significant. See “Risk Factors—Risks Related to Our Business and Industry— The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels and air traffic operations and in our results of operation.”

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

	Closing Exchange Rate			Average Exchange Rate
	2019	2018	% change against prior year	2019	2018	% change against prior year
UYU	37.31	32.41	15.1%	35.25	30.52	15.5%
BRL	4.03	3.87	4.0%	3.94	3.65	7.9%
EUR	1.12	1.15	-1.9%	1.12	1.18	-5.2%
ARS	59.89	37.70	58.9%	48.23	28.10	71.6%
AMD	479.70	483.75	-0.8%	480.49	483.02	-0.5%
PEN	3.31	3.37	-1.8%	3.34	3.29	1.6%

Our Capital Investment Plans

We believe that we have identified transformative growth opportunities at our Ezeiza, Florence and Guayaquil Airports. At Ezeiza Airport, we are developing a project for the terminal area that includes new passenger buildings, as well as apron expansions and a new ground access and parking. In 2019, the new parking lot was finished and is currently operative. The arrivals and departures terminals will accommodate extensive commercial areas, including duty free shops, retail stores, entertainment, restaurants and coffee shops and several other services. Additionally, during 2019, the expansion of the Comodoro Rivadavia Terminal was finished. In our pipeline, we also have projects in some regional airports in Argentina. In partnership with the Italian Government, we have developed an investment plan for Florence Airport to invest approximately U.S.$351.1 million in capital expenditures for intangible assets during the period from 2017 until 2022. Finally, at our Guayaquil Airport, we will invest to remodel the boarding and arrival passenger area and improve the runways as agreed under the extension to the Guayaquil Airport Concession Agreement.

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

Macroeconomic Conditions

Argentina has historically been subject to inflation. The National Statistic and Census Institute (“INDEC”), reported an inflation increase of 24.8% in 2017, 47.6% in 2018 and 53.8% in 2019. See “—Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the IAS 29, since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity which functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2 to our Audited Consolidated Financial Statements included elsewhere in this report. See “— Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.” As of July 1, 2018, the Argentine peso qualifies as a currency of a hyperinflationary economy, and we were required to apply inflationary adjustments to the financial statements of our Argentine subsidiaries, which could ultimately adversely affect our consolidated financial statements, results of operations and financial condition.

Likewise, our Argentine subsidiaries are operating in an economical context where main variables have recently experienced a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Considering this situation, we continue to assess the evolution of variables in order to identify the unforeseen potential impacts that could affect the Company´s business and performance. See Note 3(vi) “Argentina Economical Context” to our Audited Consolidated Financial Statements” included elsewhere in this report.

Factors Affecting Comparability of Prior Periods

During 2018, mainly during the third and fourth quarters of 2018, Argentina experienced a devaluation of its currency against the U.S. dollar of 102.2%, which exceeded the inflation for the same period which was 47.6%. This factor, compounded with the application of IAS 29 as from January 1, 2018, which changed the mechanism for translating the financial information into U.S. dollars that we have been applying up to December 31, 2017, affected the comparability of the figures reported for the year ended December 31, 2018 with the corresponding period in 2017. While still significantly high, the variation of the devaluation (58.9%) of the Argentine peso vis-à-vis the inflation (53.8%) during 2019, did not have such an impact in our results of operations as in 2018. Therefore, comparability of the figures reported for the year ended December 31, 2019 with the corresponding period in 2018 was significantly affected.

Following IAS 29 guidance, if the inflation rate is lower than the devaluation rate of the Argentine peso, revenue figures reported in U.S. dollar are less than what they would have been if they had been converted based on the exchange rate in effect as of the relevant invoice date. Due to the application of IAS 29, our results of operations reported in our financial statements for the twelve-month period ended December 31, 2018, were adversely affected. However, application of IAS 29, did not have any impact in our results of operations reported in our financial statements for the twelve-month period ended December 31, 2019.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. During the years ended December 31, 2019, 2018 and 2017, approximately 56.5%, 54.8% and 53.9%, respectively, of the passengers were domestic passengers, approximately 33.5%, 34.2% and 35.1%, respectively, of our passengers were international passengers, and approximately 9.9%, 11.0%, and 11.0%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
	2019	% change against prior year	2018		% change against prior year)	2017	% change against prior year
Domestic Passengers (in millions)	47.6	6.1%	44.8		8.6%	41.3	8.9%
International Passengers (in millions)	28.2	0.8%	28.0		4.0%	26.9	9.4%
Transit passengers (in millions)	8.4	(7.4)%	9.0		7.3%	8.4	(9.6)%
Total passengers (in millions)	84.2	2.8%	81.8	(1)	6.8%	76.6	6.7%

Cargo volumes (in thousands of tons)	422.1	2.9%	410.1		5.2	389.8	8.1%
Total aircraft movements (in thousands)	857.9	(2.6)%	880.6		3.4%	851.3	1.8%

(1) Note that preliminary passenger traffic figures for 2018 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31,
	2019	% of Total	% Change Against Prior Year	2018		% of Total)	% Change Against Prior Year	2017	% of Total
Argentina
Domestic Passengers (in millions)	28.3	59.5%	12.8%	25.1		56.0%	11.9%	22.4	54.3%
International Passengers (in millions)	13.6	48.1%	(2.7)%	13.9	(1)	49.8%	2.5%	13.6	50.6%
Transit passengers (in millions)	1.5	18.0%	15.5%	1.3		14.4%	8.0%	1.2	14.3%
Total passengers (in millions)	43.4	51.6%	7.5%	40.4	(1)	49.3%	8.3%	37.3	48.6%
Cargo volume (in thousands of tons)	228.0	54.0%	(5.2)%	240.4		58.6%	3.6%	232.0	59.5%
Aircraft movements (in thousands)	447.2	52.1%	(0.7)%	450.2		51.1%	5.7%	425.9	50.0%
Italy
Domestic Passengers (in millions)	1.8	3.8%	(1.5)%	1.8		4.1%	(0.7)%	1.8	4.4%

	For the Year Ended December 31,
	2019	% of Total	% Change Against Prior Year	2018	% of Total)	% Change Against Prior Year	2017	% of Total
International Passengers (in millions)	6.4	22.8%	1.6%	6.3	22.6%	4.6%	6.1	22.5%
Transit passengers (in millions)	0.0	0.1%	43.6%	0.0	0.0%	66.2%	0.0	0.0%
Total passengers (in millions)	8.2	9.8%	1.0%	8.2	10.0%	3.4%	7.9	10.3%
Cargo volume (in thousands of tons)	13.2	3.1%	12.2%	11.8	2.9%	8.8%	10.8	2.8%
Aircraft movements (in thousands)	79.0	9.2%	2.1%	77.3	8.8%	0.0%	77.4	9.1%
Brazil
Domestic Passengers (in millions)	11.6	24.4%	(4.1)%	12.1	26.9%	3.1%	11.7	28.4%
International Passengers (in millions)	0.7	2.5%	16.2%	0.6	2.2%	11.5%	0.5	2.0%
Transit passengers (in millions)	6.8	81.0%	(11.4)%	7.6	84.6%	7.2%	7.1	84.7%
Total passengers (in millions)	19.1	22.6%	(6.2)%	20.3	24.8%	4.8%	19.4	25.3%
Cargo volume (in thousands of tons)	91.2	21.6%	38.4%	65.9	16.1%	20.9%	54.5	14.0%
Aircraft movements (in thousands)	161.8	18.9%	(12.2)%	184.2	20.9%	(0.5)%	185.2	21.8%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	(17.6)%	0.0	0.0%	(25.0)%	0.0	0.0%
International Passengers (in millions)	2.2	7.7%	(4.7)%	2.3	8.1%	0.3%	2.3	8.4%
Transit passengers (in millions)	0.0	0.1%	(17.4)%	0.0	0.1%	(28.3)%	0.0	0.2%
Total passengers (in millions)	2.2	2.6%	(4.8)%	2.3	2.8%	0.1%	2.3	3.0%
Cargo volume (in thousands of tons)	26.4	6.3%	(4.0)%	27.5	6.7%	(2.5)%	28.2	7.2%
Aircraft movements (in thousands)	29.7	3.5%	(11.4)%	33.5	3.8%	(0.5)%	33.6	4.0%
Armenia
Domestic Passengers (in millions)	0.0	0.0%	0.0%	0.0	0.0%	0.0%	0.0	0.0%
International Passengers (in millions)	3.2	11.3%	11.9%	2.9	10.2%	11.9%	2.6	9.5%
Transit passengers (in millions)	0.0	0.0%	0.0%	—	0.0%	0.0%	—	0.0%
Total passengers (in millions)	3.2	3.8%	11.9%	2.9	3.5%	11.9%	2.6	3.3%
Cargo volume (in thousands of tons)	20.1	4.8%	12.4%	17.9	4.4%	(19.5)%	22.2	5.7%
Aircraft movements (in thousands)	27.4	3.2%	13.6%	24.1	2.7%	9.7%	22.0	2.6%

	For the Year Ended December 31,
	2019	% of Total	% Change Against Prior Year	2018	% of Total)	% Change Against Prior Year	2017	% of Total
Ecuador(2)
Domestic Passengers (in millions)	2.3	4.9%	(3.0)%	2.4	5.3%	8.2%	2.2	5.3%
International Passengers (in millions)	2.1	7.5%	8.0%	2.0	7.0%	5.1%	1.9	6.9%
Transit passengers (in millions)	0.1	0.9%	3.5%	0.1	0.8%	8.3%	0.1	0.8%
Total passengers (in millions)	4.5	5.3%	2.0%	4.4	5.4%	6.8%	4.1	5.4%
Cargo volume (in thousands of tons)	38.0	9.0%	(9.0)%	41.8	10.2%	12.7%	37.1	9.5%
Aircraft movements (in thousands)	82.4	9.6%	3.5%	79.6	9.0%	1.7%	78.2	9.2%
Peru(3)
Domestic Passengers (in millions)	3.6	7.5%	3.4%	3.4	7.7%	11.0%	3.1	7.5%

International Passengers (in millions)	0.0	0.1%	1,112.8%	0.0	0.0%	517.2%	0.0	0.0%
Transit passengers (in millions)	—	0.0%	0.0%	—	0.0%	0.0%	—	0.0%
Total passengers (in millions)	3.6	4.3%	3.9%	3.4	4.2%	11.0%	3.1	4.0%
Cargo volume (in thousands of tons)	5.2	1.2%	6.1%	4.9	1.2%	(3.0)%	5.0	1.3%
Aircraft movements (in thousands)	30.5	3.6%	(3.6)%	31.6	3.6%	9.2%	29.0	3.4%

(1) Note that preliminary passenger traffic figures for 2018 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

(2) We have included ECOGAL’s operational data, although its results of operations are not consolidated.

(3) We have included AAP’s operational data, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: aeronautical revenue, commercial revenue, construction service revenue and other revenue. Our consolidated revenue does not include revenue of our AAP (AAP Airports) or ECOGAL (Galapagos Airport) operations for the years ended December 31, 2019, 2018 and 2017, as they were accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2019, 2018 and 2017 is summarized below:

	For the Year Ended December 31
	2019		2018		2017
	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue

Aeronautical revenue	724.0	46.5%	716.2	50.2%	767.0	48.7%
Non-aeronautical Revenue
Commercial revenue	481.9	30.9%	507.0	35.6%	555.5	35.3%
Construction service revenue	350.3	22.5%	198.4	13.9%	250.1	15.9%
Other Revenue	2.5	0.2%	4.5	0.3%	2.5	0.2%
Total consolidated revenue	1,558.6	100%	1,426.1	100%	1,575.2	100%

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

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax expense. Other reportable expenses consist of impairment loss and other operating expenses.

	For the Year Ended December 31,
	2019		2018		2017
	(in millions of U.S.$)	% of Total Expenses	(in millions of U.S.$)	% of Total Expenses	(in millions of U.S.$)	% of Total Expenses
Cost of services	1,138.4	71.8%	971.4	63.5%	1,030.0	65.3%
Selling, general and administrative expenses	168.3	10.6%	171.9	11.2%	194.2	12.3%
Financial loss	233.5	14.7%	331.1	21.7%	302.0	19.1%
Inflation adjustment	25.4	1.6%	36.5	2.4%	N/A	N/A
Other expense	45.5	2.8%	4.1	0.3%	4.8	0.3%
Income tax expense	17.1	1.1%	14.1	0.9%	46.9	3.0%
Total expenses	1,628.3	100%	1,529.1	100%	1,578.0	100%

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

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2019		2018		2017
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year
Aeronautical revenue	724.0	1.1%	716.2	(6.6)%	767.0	13.9%
Non-aeronautical Revenue
Commercial revenue	481.9	(5.0)%	507.0	(8.7)%	555.5	6.4%
Construction service revenue	350.3	76.5%	198.4	(20.7)%	250.1	51.5%
Other Revenue	2.5	(45.4)%	4.5	80.7%	2.5	(54.8%)
Total consolidated revenue	1,558.6	9.3%	1,426.1	(9.5)%	1,575.2	15.3%
Cost of Services
Concession fees	163.9	(4.4)%	171.4	(10.7)%	191.9	8.7%
Amortization and depreciation	152.5	7.5%	141.8	40.9%	100.7	12.4%
Cost of fuel	43.5	11.9%	38.9	39.9%	27.8	43.0%
Salaries and social security contributions	191.0	(0.0)%	191.1	(9.4)%	210.8	14.2%
Taxes	17.0	(4.0)%	17.7	(9.2)%	19.5	11.2%
Maintenance expenses	128.9	(1.6)%	131.0	(10.2)%	145.8	14.9%
Construction service costs	348.0	77.2%	196.3	(21.0)%	248.6	51.8%
Services and fees	65.5	11.3%	58.8	8.0%	54.5	11.1%
Provision for maintenance cost	2.2	3.9%	2.1	(9.6)%	2.3	(50.5)%
Office expense	14.1	22.2%	11.6	(32.8)%	17.3	8.6%
Others	11.8	10.5%	10.7	(1.2)%	10.8	(2.9)%
Total Cost of Services	1,138.4	17.2%	971.4	(5.7)%	1,030.0	19.9%

Salaries and Social Security contributions	28.9	(11.0)%	32.4	(9.4)%	35.8	2.8%
Amortization and depreciation	9.9	7.7%	9.2	20.7%	7.6	6.9%
Services and fees	37.9	(14.1)%	44.1	(24.6)%	58.5	21.6%

	For the Year Ended December 31,
	2019		2018		2017
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year
Taxes	39.0	(14.4)%	45.5	(17.0)%	54.9	7.8%
Maintenance expenses	1.7	(44.6)%	3.1	(26.6)%	4.2	(17.6)%
Advertising	3.4	(28.7)%	4.7	55.1%	3.0	36.6%
Office expenses	5.2	(49.2)%	10.2	(12.6)%	11.6	16.6%
Insurances	1.7	(17.1)%	2.0	(11.0)%	2.3	63.8%
Charter service	0.8	(3.7)%	0.8	0.0%	0.8	(28.6)%
Bad debts recovery	(2.9)	8.8%	(3.2)	1091.9%	(0.3)	(88.1)%
Bad debts	33.9	165.7%	12.7	66.2%	7.7	288.2%
Others	8.9	(12.2)%	10.1	27.1%	8.0	(22.4)%
Total selling, general and administrative expenses	168.3	(2.1)%	171.9	(11.5)%	194.2	13.7%
(Impairment loss)/Reversal of previous impairment	(42.8)	100%	—	—	3.1	(118.4)%
Other operating income	17.3	(14.6)%	20.2	1.3%	20.0	17.8%
Other operating expense	(2.7)	(32.2)%	(4.1)	(16.2)%	(4.8)	(1.3)%
Operating income	223.6	(25.2)%	299.0	(19.0)%	369.1	11.3%
Share of loss in associates	(5.4)	29.1%	(4.1)	(73.8)%	(15.8)	1,113.0%
Income before financial results and income tax	218.3	(26.0)%	294.8	(16.6)%	353.3	6.9%
Financial income	51.9	(32.0)%	76.3	21.9%	62.6	66.7%
Financial loss	(233.5)	(29.5)%	(331.1)	9.6%	(302.0)	10.7%
Inflation adjustment	(25.4)	(30.4)%	(36.5)	100%	—	—
Income before income tax expense	11.3	221.4%	3.5	(96.9)%	113.8	19.7%
Income tax expense	(17.1)	21.1%	(14.1)	(69.9)%	(46.9)	(16.7)%
(Loss)/Income for continuing operations	(5.8)	(45.1)%	(10.6)	(115.8)%	66.9	72.8%
Discontinued operations
(Loss)/Income from discontinued operations	—	—	—	—	—	(100.0)%
Net income	(5.8)	(45.1)%	(10.6)	(115.8)%	66.9	128.8%
Attributable to Owners of the parent	9.1	27.7%	7.1	88.8%	63.5	88.1%
Non-controlling interest	(14.9)	-15.8%	(17.7)	621.5%	3.4	175.2%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31
	2019		2018		2017
	(in millions of U.S.$	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue)	(in millions of U.S.$)	% of Total Revenue
Argentina	934.8	60.0%	822.7	57.7%	998.6	63.4%
Italy	145.6	9.3%	155.5	10.9%	154.5	9.8%
Brazil	116.6	7.5%	123.2	8.6%	128.8	8.2%
Uruguay	117.8	7.6%	116.3	8.2%	110.0	7.0%
Armenia	133.5	8.6%	118.4	8.3%	94.5	6.0%
Ecuador(1)	109.6	7.0%	89.2	6.3%	85.3	5.4%
Unallocated	0.7	0.0%	0.8	0.1%	3.4	0.2%
Total consolidated revenue(1)(2)	1,558.6	100%	1,426.1	100%	1,575.2	100%

(1)	We account for the results of operations of ECOGAL using the equity method.

(2)	We account for the result of operations of AAP using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intrasegment adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Aeronautical revenue	387.3	377.8	429.5
Non-aeronautical Revenue
Commercial revenue	239.2	268.8	338.1
Construction service revenue	308.3	176.1	231.0
Other revenue	—	—	(0.0)
Total revenue	934.8	822.7	998.6
Italy
Aeronautical revenue	94.7	98.6	106.5
Non-aeronautical Revenue
Commercial revenue	39.1	36.8	31.8
Construction service revenue	9.4	15.8	13.8
Other revenue	2.4	4.3	2.3
Total revenue	145.6	155.5	154.5
Brazil
Aeronautical revenue	56.1	60.3	66.1
Non-aeronautical Revenue
Commercial revenue	60.4	62.9	62.6
Construction service revenue	—	—	—
Other revenue	—	—	0.1
Total revenue	116.6	123.2	128.8
Uruguay
Aeronautical revenue	62.2	62.7	56.3
Non-aeronautical Revenue
Commercial revenue	49.5	52.9	51.0
Construction service revenue	6.1	0.7	2.7
Other revenue	0.1	0.1	0.1
Total revenue	117.8	116.3	110.0
Ecuador
Aeronautical revenue	71.1	66.0	62.6
Non-aeronautical revenue
Commercial revenue	23.7	23.2	22.7
Construction service revenue	14.9	—	—
Other revenue	—	—	—
Total revenue	109.6	89.2	85.3
Armenia
Aeronautical revenue	52.6	50.9	46.0
Non-aeronautical Revenue
Commercial revenue	69.3	61.7	45.9
Construction service revenue	11.6	5.8	2.6
Other revenue	0.0	0.0	0.0
Total revenue	133.5	118.4	94.5
Unallocated
Aeronautical revenue	—	—	—
Non-aeronautical Revenue
Commercial revenue	0.8	0.7	3.4
Construction service revenue	—	—	—
Other revenue	(0.0)	0.2	0.0
Total revenue	0.7	0.8	3.4
Total consolidated revenue for all segments	1,558.6	1,426.1	1,575.2

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intrasegments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31,
	2019		2018		2017
	(in millions of U.S.$)	% of Total Expenses(1)	(in millions of U.S.$)	% of Total Expenses(1)	(in millions of U.S.$)	% of Total Expenses(1)
Argentina	800.1	61.1%	639.0	55.7%	736.1	59.9%
Italy	119.7	9.1%	128.7	11.2%	135.1	11.0%
Brazil	109.2	8.3%	125.6	10.9%	132.1	10.8%
Uruguay	72.6	5.5%	70.5	6.1%	66.5	5.4%
Armenia	95.5	7.3%	81.8	7.1%	65.0	5.3%
Ecuador	86.2	6.6%	69.2	6.0%	63.9	5.2%
Unallocated	26.2	2.0%	32.5	2.8%	30.3	2.5%
Total segment expenses	1,309.5	100%	1,147.4	100%	1,229.0	100%

(1)	Excludes income tax, financial loss, impairment loss.

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intrasegments adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Cost of Services	710.9	562.0	637.9
Selling, General and Administrative Expenses	88.2	75.4	96.9
Other operating expenses	1.1	1.6	1.3
Total Expenses	800.1	639.0	736.1
Italy
Cost of Services	104.6	115.1	104.3
Selling, General and Administrative Expenses	15.0	13.6	30.8
Other operating expenses	0.1	—	—
Total Expenses	119.7	128.7	135.1
Brazil
Cost of Services	96.2	103.9	116.2
Selling, General and Administrative Expenses	12.6	20.2	14.4
Other operating expenses	0.3	1.4	1.6
Total Expenses	109.2	125.6	132.1
Uruguay
Cost of Services	58.2	56.0	54.2
Selling, General and Administrative Expenses	13.9	14.1	11.3
Other operating expenses	0.4	0.4	1.0
Total Expenses	72.6	70.5	66.5
Ecuador
Cost of Services	72.0	51.4	50.2
Selling, General and Administrative Expenses	14.2	17.8	13.6
Other operating expenses	0.1	0.1	0.1
Total Expenses	86.2	69.2	63.9
Armenia
Cost of Services	82.5	68.5	52.9
Selling, General and Administrative Expenses	12.3	12.7	11.3
Other operating expenses	0.7	0.6	0.8
Total Expenses	95.5	81.8	65.0
Unallocated
Cost of Services	14.1	14.5	14.3
Selling, General and Administrative Expenses	12.1	17.9	16.0
Other operating expenses	—	—	0.0
Total Expenses	26.2	32.5	30.3

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenue from Continuing Operations

Our revenue was U.S.$1,558.6 million for the year ended December 31, 2019, a 9.3% increase from U.S.$1,426.1 million for the year ended December 31, 2018. This increase in revenue of U.S.$132.5 million was principally due to the increase of U.S.$112.1 million in our reported revenues in Argentina and, to a lesser extent, the increase of U.S.$20.4 million in our operations in Ecuador and U.S.$15.1 million in our operations in Armenia.

The sum of the revenues reported for each of our segments equals the total amount of consolidated revenues as per the statement of income.

Argentina

Revenue from our Argentina segment was U.S.$934.8 million for the year ended December 31, 2019, a 13.6%, or U.S.$112.1 million increase as compared to U.S.$822.7 million for the year ended December 31, 2018. This increase in revenues was mainly the result of the application of IAS 29, which had an overall positive impact of U.S.$86.9 million. See “—Item 5—Operating and Financial Review—Factors Affecting Comparability of Prior Periods.” Overall, our revenue increase in Argentina was the outcome of:

●	an increase of U.S.$9.6 million, or 2.5%, in aeronautical revenue due to the application of IAS 29 which was offset by a decrease in international passenger traffic;

●	a decrease of U.S.$29.7 million, or 11.0%, in commercial revenue due to: (i) the application of IAS 29, (ii) a decrease in warehouse use fees as a result of imports’ decrease, (iii) a decrease in revenue derived from Duty Free shops as a consequence of (a) the slight decrease in international passenger traffic, and (b) a reduction in consumption due to the Argentinian Peso’s depreciation against the U.S. dollar, and (iv) a decrease in revenue from parking facilities, among other revenue recorded in local currency, due to the Argentinian Peso’s devaluation against the U.S. dollar; and

●	an increase of U.S.$132.2 million, or 75%, in construction services revenue due to the increase in capital expenditures primarily for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, remodeling Aeroparque Airport, the re-pavement of the Comodoro Rivadavia Airport, see “—Capital Expenditure by Segment—Argentina,” and the application of IAS 29.

Italy

Revenue from our Italy segment was U.S.$145.6 million for the year ended December 31, 2019, a 6.3% or U.S.$9.8 million decrease as compared to U.S.$155.5 million for the year ended December 31, 2018. This decrease in revenue was mainly the result of: (i) a decrease in construction service revenue of U.S.$6.5 million, or 40.8%, derived from a decrease in capital expenditures, and (ii) a decrease in other revenue of U.S.$1.9 million, or 43.5%, as a result of one-time recognitions during 2018 by the Ministry of Economy and Finance of the CPI inflationary effect on airports fees at Florence Airport for the period 1999-2008.

Brazil

Revenue from our Brazil segment was U.S.$116.6 million for the year ended December 31, 2019 a 5.4% or U.S.$6.6 million decrease as compared to U.S.$123.2 million for the year ended December 31, 2018. This decrease was mainly due to a decrease in aeronautical revenue of U.S.$4.2 million, or 6.9%, resulting from: (i) the depreciation of the Real against the U.S. dollar, and (ii) the decrease in passenger traffic which was partially offset by the increase in tariffs that we charge under the concessions.

Uruguay

Revenue from our Uruguay segment was U.S.$117.8 million for the year ended December 31, 2019, a 1.3% or U.S.$1.5 million increase as compared to U.S.$116.3 million for the year ended December 31, 2018. This increase was mainly derived from an increase of U.S.$5.5 million, or 836.0%, in construction services revenue in connection with the capital expenditures’ increase, which was partially offset by a decrease of U.S.$3.4 million, or 6.4%, in commercial revenue mainly as a result of: (i) the decrease in revenue derived from the Duty Free shops as a result of the slight decrease in international passenger traffic, and (ii) a reduction in consumption as a result of the Uruguayan Peso’s depreciation against the U.S. dollar.

Ecuador

Revenue from our Ecuador segment was U.S.$109.6 million for the year ended December 31, 2019, a 22.8% or U.S.$20.4 million increase as compared to U.S.$89.2 million for the year ended December 31, 2018. This increase was mainly due to: (i) an increase of U.S.$14.9 million, or 100%, in construction services revenue in connection with the increase in capital expenditures incurred for works in some of our airpoirts’ runway, passenger’s terminal and a warehouse of TCE logistics center (see “—Capital Expenditure by Segment—Ecuador”), and (ii) an increase in aeronautical revenue of U.S.$5.0 million, or 7.6%, derived from the increase in passenger traffic combined with an increase in tariffs charged under the concessions.

Armenia

Revenue from our Armenia segment was U.S.$133.5 million for the year ended December 31, 2019, a 12.7% or U.S.$15.1 million increase as compared to U.S.$118.4 million for the year ended December 31, 2018. This increase in revenue was mainly derived from: (i) a U.S.$1.7 million, or 3.3%, increase in aeronautical revenue, as a consequence of the increase in passenger traffic which was partially offset by the depreciation of the Armenian dram against the U.S. dollar, (ii) a U.S.$7.6 million, or 12.3%, increase in commercial revenue obtained from the sale of fuel at our Armenian airports, and (iii) a U.S.$5.8 million, or 99.9%, increase in construction services revenue due to the increase in capital expenditures.

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2019 and 2018.

Cost of Services from Continuing Operations

Cost of services increased 17.2% to U.S.$1,138.4 million for the year ended December 31, 2019 compared to U.S.$971.4 million for the year ended December 31, 2018. This increase in cost of services of U.S.$167.0 million was derived from, among others, the combination of an increase of U.S.$148.9 million in Argentina, an increase of U.S.$20.6 million in Ecuador and the increase of U.S.$13.9 million in Armenia.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$710.9 million for the year ended December 31, 2019, a 26.5% or U.S.$148.9 million increase as compared to U.S.$562.0 million for the year ended December 31, 2018. This increase in cost of services was primarily due to the increase of 75.1% or U.S.$132.1 million in construction services and the application of IAS 29, which had an overall negative impact of U.S.$62.2 million in our cost of services. See“—Item 5—Operating and Financial Review—Factors Affecting Comparability of Prior Periods.” This variation also occurred as a result of the increase in depreciation and amortization and was partially offset by a decrease in concession fees and taxes derived from a decrease in revenues. Other factors that impacted cost of services include a decrease in salaries, social security contributions and maintenance expenses as these services, incurred in local currency, were affected by the Argentine peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$89.3 million for the year ended December 31, 2019, a 20.4% or U.S.$15.1 million increase from U.S.$74.2 million for the year ended December 31, 2018. Such increase was also impacted by the application of IAS 29.

Italy

Cost of services from our Italy segment was U.S.$104.6 million for the year ended December 31, 2019, a 9.1% or U.S.$10.5 million decrease as compared to U.S.$115.1 million for the year ended December 31, 2018. This decrease in cost of services was mainly due to the decrease of 45.6% or U.S.$6.4 million in construction services and the decrease in concession fees. Such decrease was mainly due to the fact that as of 2019, and as as a result of the outcome of a claim against the Ministry of Transport in connection with the Fire Brigade Protection Fund dispute, we are no longer required to pay the Firefighting Fund Tax. See “—Regulatory and Concessions Framework— Firefighting Fund Tax.”

Depreciation and amortization included in cost of services was U.S.$8.0 million for the year ended December 31, 2019 a 1.8% or U.S.$0.1 million increase from U.S.$7.8 million for the year ended December 31, 2018.

Brazil

Cost of services from our Brazil segment was U.S.$96.2 million for the year ended December 31, 2019, a 7.4% or U.S.$7.7 million decrease as compared to U.S.$103.9 million for the year ended December 31, 2018. This decrease was primarily due to the adjustments of the passenger curve and expectations under the Brazilian concessions for upcoming years which resulted in a decrease of the concession fees we record under such concessions. Additionally, this decrease occurred as a result of the Real’s depreciation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$11.5 million for the year ended December 31, 2019, a 23.3% or U.S.$3.5 million decrease from U.S.$15.0 million for the year ended December 31, 2018.

Uruguay

Cost of services from our Uruguay segment was U.S.$58.2 million for the year ended December 31, 2019, a 4.1% or U.S.$2.3 million increase as compared to U.S.$56.0 million for the year ended December 31, 2018. This increase in cost of services was mainly due to the increase of 864.4% or U.S.$5.5 million in construction services incurred at the Punta del Este Airport, primarily for the construction of the new general aviation terminal (see “—Capital Expenditure by Segment—Uruguay”). This variation was partially offset by a decrease in concession fees we pay under the concessions. Additionally, the cost of services, incurred in local currency, were impacted by the Uruguayan Peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$12.2 million for the year ended December 31, 2019, a 4.9% or U.S.$0.6 million decrease from U.S.$12.8 million for the year ended December 31, 2018.

Ecuador

Cost of services from our Ecuador segment was U.S.$72.0 million for the year ended December 31, 2019, a 40.0% or U.S.$20.6 million increase as compared to U.S.$51.4 million for the year ended December 31, 2018. This increase in cost of services was mainly a consequence of the increase of 100% or U.S.$14.9 million in construction services incurred for works in some of our airpoirts’ runway, passenger’s terminal and a warehouse of TCE logistics center (see “—Capital Expenditure by Segment—Ecuador”) and the concession fees we pay under the concessions. Such increase included an increase in regulated revenues and an increase of 5% in the concession fee rate, effective as of July 1, 2018, as agreed under the concession agreement extension. The aforementioned increase was offset by the decrease of the amortization and depreciation loss derived from extension of the concession term for an additional five years.

Depreciation and amortization included in cost of services was U.S.$3.8 million for the year ended December 31, 2019, a 29.1% or U.S.$1.6 million decrease from U.S.$5.4 million for the year ended December 31, 2018.

Armenia

Cost of services from our Armenia segment was U.S.$82.5 million for the year ended December 31, 2019, a 20.3% or U.S.$13.9 million increase as compared to U.S.$68.5 million for the year ended December 31, 2018. This increase in cost of services was mainly due to the increase of 99.9% or U.S.$5.6 million in construction services primarily incurred for runway renovations, acquisition vehicles, and the acquisition of Property, Plant and Equipment (see “—Capital Expenditure by Segment—Armenia”) and fuel cost.

Depreciation and amortization included in cost of services was U.S.$13.6 million for the year ended December 31, 2019, a 13.1% or U.S.$1.6 million increase from U.S.$12.1 million for the year ended December 31, 2018.

Unallocated

Cost of services from our unallocated segment mainly contain the depreciation and amortization which have decreased 3.2% or U.S.$0.5 million from U.S.$14.5 million for the year ended December 31, 2018 to U.S.$14.1 million for the year ended December 31, 2019.

Gross Profit from Continuing Operations

Based on the above mentioned, our gross profit decreased by 7.6% or U.S.$34.5 million to U.S.$420.2 million for the year ended December 31, 2019, compared to U.S.$454.7 million for the year ended December 31, 2018.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses decreased by 2.1% to U.S.$168.3 million for the year ended December 31, 2019 compared to U.S.$171.9 million for the year ended December 31, 2018. This decrease of U.S.$3.6 million was primarily impacted by the decrease of U.S.$7.6 million in Brazil, the decrease of U.S.$5.9 million in Unallocated, and the decrease of U.S.$3.6 million in Ecuador. Those decreases were partially offset by the increase of U.S.$12.7 million in Argentina.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$88.2 million for the year ended December 31, 2019, a 16.9% or U.S.$12.7 million increase as compared to U.S.$75.4 million for the year ended December 31, 2018. This increase in selling, general and administrative expenses was primarily due to an increase in bad debts and the application of IAS 29, which had an overall negative impact of U.S.$7.5 million in our selling, general and administrative expenses. “— Item 5—Operating and Financial Review —Factors Affecting Comparability of Prior Periods.” Such variation was partially offset by a decrease in paid services and fees, a decrease in taxes derived from a decrease in revenue, and a decrease in paid salaries and social contributions, among other costs of services recorded in local currency, as a result of the Argentinian Peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.9 million for the year ended December 31, 2019, a 94.7% or approximately U.S.$0.9 million increase from U.S.$1.0 million for the year ended December 31, 2018. Such increase was also impacted by the application of IAS 29.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$15.0 million for the year ended December 31, 2019, a 10.3% or U.S.$1.4 million increase as compared to U.S.$13.6 million for the year ended December 31, 2018. This increase was mainly caused by the increase in depreciation and amortization in addition to other non-significant variations.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$4.5 million for the year ended December 31, 2019, a 10.7% or U.S.$0.4 million increase from U.S.$ 4.1 million for the year ended December 31, 2018.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$12.6 million for the year ended December 31, 2019, a 37.5% or U.S.$7.6 million decrease as compared to U.S.$20.2 million for the year ended December 31, 2018. This decrease resulted from a decrease in bad debts during 2019 as compared to 2018, mainly bad debts recognized by Avianca in 2018 as part of their reorganization procedure initiated in Brazil. Additionally, this decrease occurred as a consequence of expenses write-off made during 2018, which were discontinued during 2019, in connection with the expansion and shopping center construction at the Brasilia Airport.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.3 million for the year ended December 31, 2019, a 100% increase from the year ended December 31, 2018. There was no depreciation and amortization included in selling, general and administrative expenses for the year ended December 31, 2018.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment during the year ended December 31, 2019 suffered non-significant variations as compared to the year ended December 31, 2018.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$ 1.0 million for the year ended December 31, 2019, a 17.6% or U.S.$0.1 million increase from U.S.$0.8 million for the year ended December 31, 2018.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$14.2 million for the year ended December 31, 2019, a 20.3% or U.S.$3.6 million decrease as compared to U.S.$17.8 million for the year ended December 31, 2018. This decrease was mainly due to the decrease in bad debts.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$ 0.8 million for the year ended December 31, 2019, a 51.3% or U.S.$0.3 million increase from U.S.$0.5 million for the year ended December 31, 2018.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$12.3 million for the year ended December 31, 2019, a 3.3% or U.S.$0.4 million decrease as compared to U.S.$12.7 million for the year ended December 31, 2018. This decrease was mainly due to a local tax code amendment which caused a decrease in the amount of taxes we were required to pay during 2019 as compared to 2018.

Our depreciation and amortization included in selling, general and administrative expenses for our Armenia segment during the year ended December 31, 2019 suffered non-significant variations as compared to the year ended December 31, 2018.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$12.1 million for the year ended December 31, 2019, a 32.7% or U.S.$5.9 million decrease from U.S.$17.9 million for the year ended December 31, 2018. This decrease was mainly due to the decrease in services, fees and expenses incurred in 2018, for the first time, as a result of the reporting and compliance obligations as a public company, as well as a decrease in taxes, depreciation and amortization.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.4 million for the year ended December 31, 2019, a 51.3% or U.S.$1.4 million decrease from U.S.$2.8 million for the year ended December 31, 2018, mainly due to the fact that as of March 2019, CAISA’s Shareholder made payments for certain intangibles under the Punta del Este Airport’s Concession Agreement that were subject to amortization. As of March 2019, CAISA Sharheolder’s no longer owes such payments and, therefore, the intangibles are not subject to amortization.

Impairment Loss from Continuing Operations

In the year ended December 31, 2019, we recorded an impairment loss of U.S.$42.8 million in Brazil mainly due to the write down of the Natal Concession Agreement Intangible Asset – See also Note 12 to our Audited Consolidated Financial Statements. In the year ended December 31, 2018, we did not record any impairment result.

Other Operating Income from Continuing Operations

Our other operating income decreased by 14.6% or U.S.$2.9 million to U.S.$17.3 million for the year ended December 31, 2019 compared to U.S.$20.2 million for the year ended December 31, 2018.

Other Operating Expenses from Continuing Operations

Other operating expenses decreased by 32.3% or U.S.$1.3 million to U.S.$2.7 million for the year ended December 31, 2019 compared to U.S.$4.1 million for the year ended December 31, 2018.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income decreased by 25.2% or U.S.$75.3 to U.S.$223.6 million for the year ended December 31, 2019, compared to U.S.$299.0 million for the year ended December 31, 2018.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies increased by 29.1% to U.S.$5.4 million for the year ended December 31, 2019 compared to U.S.$4.1 million for the year ended December 31, 2018. The increase of U.S.$1.2 million was primarily due to a loss in connection with certain works and investments made by Aeropuertos Andinos del Peru S.A. which are not recoverable. See note 15 to our Financial Statements “Investments In Associates.”

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

	For the Year Ended December 31,
	2019				2018
	(in millions of U.S.$	% of Total Adjusted EBITDA	Change against prior year (in millions of U.S.$)	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA
Argentina	241.4	63.4%	(33.3)	(12.1)%	274.8	61.6%
Italy	38.5	10.1%	(0.3)	(0.7)%	38.8	8.7%
Brazil	(22.3)	(5.8)%	(37.1)	(250.0)%	14.8	3.3%
Uruguay	56.4	14.8%	(1.4)	(2.4)%	57.8	13.0%
Armenia	51.8	13.6%	3.0	6.2%	48.8	10.9%
Ecuador	25.3	6.6%	0.6	2.6%	24.7	5.5%
Unallocated	(5.3)	(1.4)%	3.2	(37.4)%	(8.5)	(2.0)%
Peru	(5.1)	(1.3)%	0.2	(4.5)%	(5.3)	(1.1)%
Total segment EBITDA	380.7	100%	(65.2)	(14.6)%	445.9	100%

	For the Year Ended December 31,
	2019				2018
	(in millions of U.S.$	% of Total Adjusted EBITDA excluding Construction Services	Change against prior year (in millions of U.S.$)	% Change against prior year	(in millions of U.S.$	% of Total Adjusted EBITDA excluding Construction Services
Argentina	241.1	63.7%	(33.5)	(12.2)%	274.6	61.9%
Italy	36.8	9.7%	(0.3)	(0.7)%	37.1	8.3%
Brazil	(22.3)	(5.9)%	(37.1)	(250.0)%	14.8	3.3%
Uruguay	56.4	14.9%	(1.4)	(2.4)%	57.7	13.0%
Armenia	51.5	13.6%	2.8	5.8%	48.7	11.0%
Ecuador	25.3	6.7%	0.6	2.6%	24.7	5.6%
Unallocated	(5.3)	(1.4)%	3.2	(37.4)%	(8.5)	(2.0)%
Peru	(5.1)	(1.3)%	0.2	(4.5)%	(5.3)	(1.1)%
Total segment EBITDA excluding Construction Services	378.5	100%	(65.3)	(14.7)%	443.8	100%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax decreased by 26.0% or U.S.$76.5 million to U.S.$218.3 million for the year ended December 31, 2019, compared to U.S.$294.8 million for the year ended December 31, 2018.

Financial Income from Continuing Operations

Our financial income decreased by 32.0% to U.S.$51.9 million for the year ended December 31, 2019, compared to financial income of U.S.$76.3 million for the year ended December 31, 2018. This decrease of U.S.$24.4 million in financial income was primarily due to the decrease of U.S.$40.2 million in foreign exchange income. Such decrease was offset by the increase of U.S.$15.8 million related to other financial results.

Financial Loss from Continuing Operations

Our financial loss decreased by 29.5% to U.S.$233.5 million for the year ended December 31, 2019, compared to financial loss of U.S.$331.1 million for the year ended December 31, 2018. This decrease of U.S.$97.6 million in financial loss was primarily due to the increase of U.S.$94.2 million in foreign exchange expenses, mostly incurred by our Argentine subsidiary.

Inflation adjustment

Our inflation adjustment was a loss of U.S.$25.4 million for the year ended December 31, 2019, a 30.4% or U.S.$11.1 million decrease compared to inflation adjustment loss of U.S.$36.5 for the year ended December 31, 2018 due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax increased by 221.4% or U.S.$7.8 million to U.S.$11.3 million for the year ended December 31, 2019, compared to U.S.$3.5 million for the year ended December 31, 2018.

Income Tax Expense from Continuing Operations

Income taxes were U.S.$17.1 million for the year ended December 31, 2019, a 21.1% increase from the U.S.$14.1 million recorded for the year ended December 31, 2018. This U.S.$3.0 million increase was primarily due to the cease of recognition of deferred income tax in our subsidiary in Brazil; such increase was partially offset by the income tax decrease derived from the application of the tax inflation adjustment. See Note 11 “Income Tax Expense” to the Financial Statements.

Loss from Continuing Operations

As a result of the foregoing factors, our loss from continuing operations decreased by 45.1% to U.S.$5.8 million for the year ended December 31, 2019, which reflects an improvement of U.S.$4.8 million compared to the loss from continuing operations of U.S.$10.6 million for the year ended December 31, 2018.

Net Loss

Taking into account our loss from continuing operations, our net loss decreased by 45.1% to U.S.$5.8 million for the year ended December 31, 2019, which reflects a gain of U.S.$4.8 million compared to the loss of U.S.$10.6 million for the year ended December 31, 2018.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

A comparison of the years ended December 31, 2018 and 2017 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 24, 2019.

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

In the year ended December 31, 2019, we spent U.S.$308.3 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, remodeling Aeroparque Airport, the re-pavement of the Comodoro Rivadavia Airport and various other capital investment programs across other airports under the AA2000 Concession Agreement. In the year ended December 31, 2018, we spent U.S.$176.5 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, construction of a new terminal building and re-pavement of the runway at the Comodoro Rivadavia Airport, expansion projects at the Iguazu and Jujuy Airports, and various other capital investment programs across other airports under the AA2000 Concession Agreement. In the year ended December 31, 2017, we spent U.S.$232.0 million on capital expenditures in Argentina, primarily for the remodeling of the Hall B and the runway at the Ezeiza Airport, the finalizing of the new parking building at the Aeroparque Airport and the extension of the runway at Tucumán Airport.

During the next five years, AA2000 expects to incur additional capital expenditures. The amount of such additional expenditures will be jointly agreed and determined by AA2000 and the governmental authority on an annual basis. Additionally, AA2000 expects to incur capital expenditures in relation to the development trust. See “—The AA2000 Concession Agreement— Development Trust”.

Moreover, we expect to renegotiate the terms of our AA2000 Concession Agreement with the Argentine Government, and may incur additional capital expenditures as a result of said renegotiation.

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

On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

In the year ended December 31, 2019, TA spent U.S.$10.1 million on intangible assets and U.S.$7.8 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments at the Pisa and Florence Airports and the new master plan of the Florence Airport (particularly, with respect to feasibility studies and engineering of flight infrastructure). Property, plant and equipment (“PPE”) investments focused primarily on operating machines and vehicles, electronic devices and the improvement of the new rental car area. In the year ended December 31, 2018, TA spent U.S.$17.1 million on intangible assets and U.S.$4.2 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments at the Pisa and Florence Airports and the new master plan of the Florence Airport (in particular, with respect with feasibility studies and engineering of flight infrastructure). Property, plant and equipment (“PPE”) investments focused primarily on machines and vehicles. In the year ended December 31, 2017, TA spent U.S.$14.9 million on intangible assets and U.S.$5.1 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments in the Florence Airport and security investments in the Pisa Airport. Property, plant and equipment (“PPE”) investments focused primarily on machines and vehicles.

During the next five years, we expect that our subsidiary TA will incur additional capital expenditures. As of the date of this annual report, TA has not determined the amount of such additional expenditures as they will be jointly agreed and determined by TA and the governmental authority on an annual basis.

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

The master development plan for Brasilia Airport for the 2018 to 2022 period was approved in 2017. The master development plan must set forth the investments necessary to comply with the dimension/quality parameters established in the Brasilia Concession Agreement (considering the concessionaire’s projections on air traffic growth), as well as any optional investments proposed by ICAB. Once reviewed and approved by the Brazilian ANAC, the investments proposed in the plan become binding commitments under the terms of the Brasilia Concession Agreement. However, ICAB may reduce or otherwise modify any investment in such plan so long as such investment is not related to ICAB’s compliance with the dimension/quality parameters established in the Brasilia Concession Agreement.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$.18.7 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we decided to redefine the project originally contemplated, and we are now planning a lower-capital intensive model. This new project would encompass a mix of commercial offerings, and would be funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

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

During the next five years, we do not anticipate that ICASGA will incur any material capital expenditures with respect to the Natal Airport, as it completed, in October 2017, a R$10.0 million runway refurbishment and no additional material capital expenditures are currently planned.

In the year ended December 31, 2019, we spent U.S.$4.5 million on capital expenditures at the Brasilia Airport, primarily for the construction of the passenger pick-up area and the international boarding area as well as for a new VIP Lounge branch of the Brasilia Bank, the substation relocation, software update and other minor investments. In the year ended December 31, 2018, we spent U.S.$6.9 million on capital expenditures at the Brasilia Airport, primarily for the construction of the runway and safety area (RESAs) and the expansion of the international boarding area. In the year ended December 31, 2017, we spent U.S.$10.1 million on capital expenditures at the Brasilia Airport, primarily for runway refurbishment and the completion of the fire-fighting system.

In the year ended December 31, 2019, we spent U.S.$0.8 million on capital expenditures at the Natal Airport, primarily due to infiltration ditches, software, x-ray security equipment and redevelopment of the fire system. In the year ended December 31, 2018, we spent U.S.$1.4 million on capital expenditures at the Natal Airport, primarily for replacement of windows along the airport terminal. In the year ended December 31, 2017, we spent U.S.$3.5 million on capital expenditures at the Natal Airport, primarily for runway refurbishment.

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

In the year ended December 31, 2019, we spent U.S.$4.1 million on capital expenditures at the Carrasco Airport, primarily for the security system including replacement of perimeter screens and lights. In the year ended December 31, 2018, we spent U.S.$1.4 million on capital expenditures at the Carrasco Airport, primarily for purchases and replacement of screens, check-in equipment and new security system. In the year ended December 31, 2017, we spent U.S.$6.2 million on capital expenditures at the Carrasco Airport, primarily for the construction of a solar energy facility and a new hangar, and the expansion of the VIP areas and the MITRE program.

In the year ended December 31, 2019, we spent U.S.$2.9 million on capital expenditures at the Punta del Este Airport, primarily for the construction of the new general aviation terminal, the x-ray equipment, the construction of perimeter fence and terminal conditioning. Additionally, CAISA recognized an intangible asset of U.S.$4.4 million related to the concession fee it must pay in accordance with the concession agreement. In the year ended December 31, 2018, we spent U.S.$0.4 million on capital expenditures at the Punta del Este Airport, primarily for remodeling on runways, monitors and control of beacon lights. In the year ended December 31, 2017, we spent U.S.$0.1 million on capital expenditures at the Punta del Este Airport, primarily for investment in fixed assets.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$7.5 million in the Carrasco Airport, as required by contract. We do not expect to incur in optional expenditures. Likewise, during the next five years and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$20.4 million in the Punta del Este Airport, all required by contract. We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program for approval, as the master development plan (including capital expenditures and improvements) is included within the terms of the relevant concession agreement.

On December 12, 2007, TAGSA and AAG entered into Addendum No. 03 to the Guayaquil Concession Agreement, which established new additional works in the amount of U.S.$18.5 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2020, works for the amount of U.S.$0.8 million are expected to be completed.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new additional works for an amount of U.S.$32.2 million to be completed by TAGSA prior to the end of the concession’s term which was extended to 2029.  As of December 31, 2019, U.S.$17.2 million remain pending. Moreover, works for the amount of U.S.$9.2 million are expected to be completed as of December 31, 2020, and works for the amount of U.S.$8.0 million are expected to be completed in 2024.

On August 21, 2014, ECOGAL and DGAC entered into Addendum No. 03 to the Galapagos Concession Agreement, which established new investments and rescheduled certain existing investments for the remaining term of the concession agreement.

In the year ended December 31, 2019, we spent U.S.$18.2 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. Such expenditures included U.S.$14.9 million primarily due to expenses related with the runway, passenger’s terminal and the warehouse of TCE logistics center, a purchase of a rescue car for an amount of U.S.$1.2 million and safety equipment and firefighters for an amount of U.S.$1.9 million. In the year ended December 31, 2018, we spent U.S.$2.1 million on capital expenditures at the Guayaquil Airport, primarily for purchase of body scan and other security equipment. In the year ended December 31, 2017, we spent U.S.$0.9 million on capital expenditures at the Guayaquil Airport, primarily for purchase of explosives detectors and other security equipment.

In the year ended December 31, 2019, we spent U.S.$0.6 million on capital expenditures at the Galapagos Airport, primarily for the maintenance of the runway sides and the renewal of all the security system cameras. In the year ended December 31, 2018, we spent U.S.$2.2 million on capital expenditures at the Galapagos Airport, primarily for the resurfacing of the central runway. In the year ended December 31, 2017, we spent U.S.$0.15 million on capital expenditures at the Galapagos Airport, primarily for terminal remodeling.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$21.7 million in the Guayaquil Airport, of which U.S.$17.2 million are expenditures required by contract and U.S.$4.5 million are optional expenditures. Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$11.1 million in the Galapagos Airport, of which U.S.$10.0 million are expenditures required by contract and U.S.$1.1 million are optional expenditures.

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

In the year ended December 31, 2019, we spent U.S.$12.9 million at the Zvartnots Airport and U.S.$0.4 million at the Shirak Airport on capital expenditures, primarily for runway renovations, vehicles, and the acquisition of Property, Plant and Equipment, mainly on a snow cleaning machine and an x-ray machine. In the year ended December 31, 2018, we spent U.S.$6.6 million at the Zvartnots Airport and U.S.$1.4 million at the Shirak Airport on capital expenditures, primarily for construction of new infrastructure, acquisition of machinery, vehicles, computer appliances, tools and office equipment. In the year ended December 31, 2017, we spent U.S.$5.1 million at the Zvartnots Airport and U.S.$0.7 million at the Shirak Airport on capital expenditures, primarily for construction of new infrastructure, machinery, tools and office equipment.

During the next five years, AIA expects to incur U.S.$83.9 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

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

In the year ended December 31, 2019 we spent U.S.$2.6 million in capital expenditures primarily on works performed on the Ayacucho Airport’s runways. In the years ended December 31, 2018 and 2017 we spent U.S.$8.2 and U.S.$3.9 million, respectively, on capital expenditures primarily on works performed at the Ayacucho Airport’s runways.

During the next five years, AAP expects to incur additional capital expenditures in the amount of U.S.$320.8 million in the AAP Airports, of which U.S.$137.7 million are expenditures required by contract, mainly composed of U.S.$34.0 million required for the works to be performed at the Arequia and Tacna runways, and an additional U.S.$183.1 million as required by contract once the development plans are approved. The amounts to be invested each year will be jointly determined by AAP and the local authority on an annual basis and will be based on the number of passengers.

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

The financial condition and liquidity of our operating subsidiaries has been, and we expect will continue to be, influenced by a variety of factors, including:

●	our ability to generate cash flows from our operating activities;

●	our investment commitments under our investment plan under our concession agreements and additional capital expenditures we decide to make;

●	the level of our outstanding indebtedness and the interest that we are obligated to pay on our indebtedness, which affect our net financial expenses; and

●	prevailing domestic and international interest rates at the time we incur indebtedness, which affect our debt services requirements.

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

COVID-19 Virus Impact

As of the date of this annual report, we cannot determine the impact of the COVID-19 virus on the actual amount and timing of our future capital expenditures. However, these could be materially lower than our estimates as a result of the spread of virus continues to negatively impact demand for air travel in the regions we operate. See “Risk Factors—Risks Related to Our Business and Industry— The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operation, financial position and cash flows.”

The Company has implemented a number of actions to try to mitigate the impact of the COVID-19 virus. In particular, CAAP has implemented a number of actions aiming to mitigate the negative impact of the COVID-19 virus, including:

•	Employees and Passengers: We have further enhanced safety and hygiene protocols across our airports to protect the well-being of passengers and operating personnel. For essential staff working on premises, health gear was provided and additional sanitizing policies established. We have also established remote working when possible.

•	Cost Controls and Cash Preservation Measures: CAAP has introduced reductions in operating costs by:

o	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies. In Italy and Uruguay, employees under furlough are receiving government unemployment subsidies.

o	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations.

o	Aggressively managing working capital by negotiating with its suppliers the extension of payment terms and reducing its capital expenditure program.

In relation with concession fees, all of our operations are under a variable concession fee regime, except for our Brazilian concessions, which are subject to both variable and fixed concession fee regimes. See “Business—Regulatory Section.”

•	Negotiations with Regulatory Bodies and Government Support: The Company has started discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment. In Brazil, CAAP has recently obtained the approval to defer until December, 2020, the variable and fixed annual concession fee payments originally due May and July 2020, respectively. Negotiations with regulators have also began in Argentina, Italy and Uruguay. The Company has also requested deferral of tax payments in our main markets. In Brazil, we obtained the deferral of PIS/COFINS taxes. Additionally, in Argentina, we are negotiating the collection of certain past due receivables from a national carrier and a recovery of value added tax credits in connection with capital expenditures. In Italy, CAAP is in discussions to obtain a grant for our Florence and Pisa Airports.

•	Re-equilibrium of the Concession Agreements: Under the concession contracts that have guaranteed returns, Argentina and Armenia operate under single-till schemes which entail the achievement of a certain return over the life of the concession. Our two airports in Italy operate under a dual-till model, which allows for re-equilibrium in aeronautical activities. The concession agreements in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, the Company has initiated conversations to begin the process of requesting economic re-equilibrium, while in Ecuador we have recently filed a request to begin an economic re-equilibrium process of the Guayaquil Concession Agreement. The amounts and mechanisms for compensation will be negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capital expenditures, increasing tariffs, extending the tenure of the concession or a combination thereof. We are in the initial stages of this process, which requires going through administrative regulatory channels.

•	Financial Position and Liquidity: The Company is taking the following measures:

o	Cancelled all non-mandatory capital investments and deferred non-priority projects.

o	Implemented a set of cost control measures to reduce operating expenses and negotiate payment terms with our suppliers to limit additional cash outflows.

o	Temporarily suspended dividends payments to third parties under the concessions in Italy and Ecuador. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

o	Obtained a 6-month deferral of principal and interest payments until October of a significant portion of our debt in Brazil, that was originally due until September. CAAP continues to work closely with the financial community particularly in its main markets, to preserve the Company’s liquidity and financial flexibility in this challenging environment.

In the current scenario, there is significant uncertainty regarding the recovery of this crisis, which will be dependent on a number of factors including the duration of the pandemic, government assistance and the resilience of the global economies. In the meantime, we are focused on the health and security of our employees and passengers while working to ensure the sustainability of the Company.

Based on the actions explained above and assumptions regarding the impact of the COVID-19 virus, we believe that our current financial resources would be sufficient to fund our liquidity requirements for the next 12 (twelve) months, subject to a number of factors including but not limited, to the evolution of the pandemic in the world, and more specifically its impact in our business in the countries we operate.

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2019, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$29.2 million, of which U.S.$5.8 million had been reserved as of such date. As of December 31, 2019, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$7.4 million, of which U.S.$5.6 million had been reserved as of such date. As of December 31, 2019, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$10.6 million, of which U.S.$10.3 million had been reserved as of such date.

Argentine Law No. 27,430, published on December 30, 2017 in the Argentine Government’s official gazette, decreased the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. Law No. 27,541, published on December 23, 2019, suspended the reduction of the corporate income tax rate from 30% to 25% for one additional fiscal period. Therefore, the reduced 25% rate will be applicable for fiscal periods beginning as of January 2021. The 7% withholding rate will continue to be applicable for the same time period. The new withholding rates would apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Therefore, in general, distributions to our Luxembourg parent companies from our Argentine subsidiaries will be subject to Argentine withholding tax.

With the combination of the corporate rate and dividend withholding rate on after-tax profit, for fiscal years starting in 2018 through 2020, the combined tax rate would be 34.9%; for fiscal years starting in 2021 and onwards, the combined tax rate would be 34.75%.

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

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2019, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2019, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

In accordance with Peruvian law, our Peruvian associate must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2019, required legal reserves at our Peruvian associate amounted to an aggregate of approximately U.S.$4.9 million. We have not set aside a legal reserve as of such date due to the lack of net profits in the applicable fiscal years.

Some of these operating subsidiaries have debt outstanding that may impose restrictions on such operating subsidiaries’ ability to pay dividends to their respective holding companies.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Argentina Foreign Exchange Regulations

On September 1, 2019, the Argentine Government issued the Executive Decree No. 609/2019 (“Decree 609”) which, inter alia, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed as from 2015. Decree 609 was further regulated by Communiqué “A” 6770 of the Argentine Central Bank, also issued on September 1, 2019. Since then, numerous regulations were issued by the Argentine Central Bank regulating Decree 609. On December 5, 2019, the Argentine Central Bank issued Communiqué “A” 6844 that amended and restated all prior regulations into a single, comprehensive set of rules (the “Argentine Foreign Exchange Regulations”).

Transfer of Funds Abroad for Payment of Dividends

According to the Argentine Foreign Exchange Regulations, the following requirements need to be met in order to have access to the Argentine Foreign Exchange Market for the payment of dividends:

●	The dividends distribution shall arise from audited and approved financial statements;

●	The total amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting;

●	The total amount of the transfers effected for this purpose through the Argentine Foreign Exchange Market as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the Argentine Foreign Exchange Market as of the referred date;

●	The acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item (c) above;

●	The company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and

●	The company must have disclosed the aforementioned capital contributions in the last filing due under the Reporting Regime of External Assets and Liabilities.

Transfer of Funds Abroad for Payment of Debt

The Argentine Foreign Exchange Regulations establish the obligation of entry and exchange into Argentine pesos through the Argentine Foreign Exchange Market of new external debts disbursed as of September 1, 2019 as a requirement for subsequent access to the Argentine Foreign Exchange Market, in order to cancel principal and interest services of said indebtedness.

Subject to the fulfillment of the obligations described in the previous paragraph, access to the Argentine Foreign Exchange Market is authorized for the repayment of the financial debt services abroad at their expiration or up to three business days in advance. It is established that access to the Argentine Foreign Exchange Market for the payment of debt services abroad could also be granted to trustees of trusts established in the country to guarantee the payment of principal and interest services of said debt, to the extent it is verified that the debtor would have had access to the Argentine Foreign Exchange Market for said payment.

Argentine resident are authorized to make payments of services of financial debts abroad or of local debt securities prior to the period allowed by the regulations (three days prior to expiration of the relevant service of principal or interest), subject to fulfillment of the following conditions: (i) the funds acquired are deposited in foreign currency accounts of their ownership opened in local financial institutions, (ii) access is made with advance of no more than five business days to the period allowed in each case, (iii) access is made for a daily amount that does not exceed 20% of the amount that will be canceled upon expiration, and (iv) the bank must have verified that the indebtedness complies with the exchange regulations by which such access is admitted. Foreign currency funds not used in the cancellation of the committed debt service must be settled in the Argentine Foreign Exchange Market within 5 business days after the expiration date of the respective debt service.

Likewise, the Argentine Foreign Exchange Regulations also provide that prior approval of the Argentine Central Bank will not be necessary to access the Argentine Foreign Exchange Market for pre-cancellation with more than three business days prior to the expiration of services of principal and interest on financial debts abroad as long as all the following conditions are met: (i) the pre-cancellation is made simultaneously with the liquidated funds of a new financial debt disbursed, (ii) the average term of the new indebtedness is greater than the average remaining term of the debt that is pre-paid, (iii) the maturity of the first principal service of the new indebtedness is not prior to the first expected future maturity of the principal service of the debt that is canceled, and (iv) the amount of the first principal service of the new indebtedness does not exceed the amount of the first planned future principal service of the debt that is canceled.

Cash Flows

Years ended December 31, 2019 and 2018

Operating Activities

The net cash used in operating activities was U.S.$19.7 million for the year ended December 31, 2019, a 110.3% or U.S.$211.4 million decrease in net cash from operating activities as compared to U.S.$191.7 million in net cash provided by operating activities for the year ended December 31, 2018. This decrease was principally the result of: (i) the increase of U.S.$147.1 million in capital expenditures mainly related to an increase in infrastructure investments made in Argentina, particularly with respect to the construction works being performed in Ezeiza Airport, and (ii) the decrease of U.S.$73.6 million in working capital mainly related to Brazil derived from the fact that, since 2017, ICAB and ICASGA made a prepayment of approximately 45% and 100% of the concession fees due in 2018 under the Brasilia Concession Agreement and the Natal Concession Agreement, respectively. Therefore, during the year ended December 31, 2018, ICAB and ICASGA only had to pay concession fees in the amount of U.S.$9.0 million. However, in 2019, ICAB and ICASGA paid 100% of the concession fees which amounted to U.S.$75.3 million

Investing Activities

The net cash used in investing activities was U.S.$12.1 million for the year ended December 31, 2019, a 79.5% or U.S.$47.0 million decrease as compared to U.S.$ 59.2 million in net cash used in investing activities for the year ended December 31, 2018. The decrease in the net cash used in investing activities was primarily due to the increase of U.S.$70.6 million in disposal of other financial assets, principally in connection with the disposal of Treasury bills by AA2000 and CAS. Such decrease was partially offset by the increase of U.S.$26.7 million in the acquisition of other financial assets; mainly in connection with more acquisition of Treasury bills by AA2000 and less acquisition of financial assets by TAGSA as a result of the net cash increase used in capital expenditures compared to 2018.

Financing Activities

The net cash provided by financing activities was U.S.$24.6 million for the year ended December 31, 2019, a 137.4% or U.S.$90.3 million variance as compared to U.S.$65.7 million in net cash used in financing activities for the year ended December 31, 2018. This increase in net cash flows from financing activities was primarily the result of a decrease of U.S.$426.8 million in loan payments, primarily U.S.$296.1 million in bank loans payments made in Brazil, a decrease of U.S.$93.1 million in loans payment made by CAAP, and a decrease of U.S.$62.1 million derived from the payment made during 2018 of the notes issued by CA Italy, which were offset by the increase of U.S.$41.2 million resulted from the cancellation of AA2000’s Notes in 2019. These decreases were offset by: (i) a decrease of U.S.$195.6 million since in 2018 we completed our initial public offering, (ii) a decrease of U.S.$92.9 million as a consequence of the release made in 2018 of the guarantee deposit made by CAAP in 2017 which was used as collateral under the loan of Inframérica with Banco Santander, (iii) a decrease of U.S.$56.6 million in disposal of subsidiaries principally due to the sale in 2018 by DICASA to Investment Corporation of Dubai of 25% of the share capital it owned in Corporación America Italia S.p.A, (iv) a decrease of U.S.$40.7 million in additional acquisition of subsidiaries derived from the acquisition of additional shares in Toscana Aeroporti S.p.A by Coporacion America Italia S.p.A. during 2018, and (v) a decrease of U.S.$16.1 million in proceeds from cash contributions made by Infraero.

Years ended December 31, 2018 and 2017

A cash flow comparison of the years ended December 31, 2018 and 2017 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2018, filed with the SEC on April 24, 2019.

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

Indebtedness

Set forth below is a summary of certain terms and conditions of our financing agreements:

Argentina

Argentine Notes

On February 6, 2017, AA2000 issued U.S.$400.0 million aggregate principal amount of 6.875% senior secured notes due 2027 (the “Argentine Notes”). The Argentine Notes are senior obligations of AA2000 and rank pari passu in right of payment with any existing and future indebtedness of AA2000 that is not subordinated in right of payment to the Argentine Notes. The Argentine Notes, up to an amount equal to U.S.$400.0 million, are secured by the transfer and assignment in trust of AA2000’s right, title and interest to certain revenues under the AA2000 Concession Agreement and certain amounts collectible from the Argentine National Government, subject to the condition that AA2000 has sufficient funds from proceeds not transferred to the trust to cover basic concession operating costs. Principal and interest on the Argentine Notes are payable quarterly on each February 1, May 1, August 1 and November 1, with the first payment of interest beginning on May 1, 2017 and the first payment of principal beginning on May 1, 2019. The Argentine Notes will mature on February 1, 2027.

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

The 2019 Credit Facilities

On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the “onshore” credit facility agreement for a principal amount of U.S.$85.0 million and (b) the “offshore” credit facility agreement for a principal amount of U.S.$35.0 million. The creditors were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia, Buenos Aires S.A.U. and Banco Santander Río S.A. (jointly, the “Lenders”).

The term for the credit facility agreements is thirty-six months from August 8, 2019 (the Borrowing Date). The principal amount under the 2019 Credit Facilities will be repaid in nine quarterly equal and regular installments, the first one being paid 12 months from the Borrowing Date. Principal amounts under the 2019 Credit Facilities bear interests as follows: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%, and (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate, plus (b) an applicable interest rate of an annual nominal 5,500%, plus (c) the applicable withholding tax.

To secure its obligations under the 2019 Credit Facilities, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina S.A. (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

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

CA Italy may also redeem the Italian Notes in whole upon the occurrence of an equity cure event or if the applicable equity cure amount is less than the principal outstanding amount of the Italian Notes plus the relevant make-whole amount due under the terms and conditions of the Italian Notes as at the relevant equity cure redemption date, then in part and in each case on giving at least 5 and no more than 10 days’ irrevocable notice to the holders of the Italian Notes. The relevant equity cure amount must be used: (i) if from one calculation date under the terms and conditions of the Italian Notes to the following calculation date the EBITDA of CA Italy falls by 15% or less, to redeem a principal amount of the Italian Notes such that the total of the principal amount of the Italian Notes repaid (at 100% of their principal amount), interest accrued thereon and the make-whole amount equals the relevant equity cure amount; or (ii) if such EBITDA reduction is greater than 15%, to redeem a principal amount of the Italian Notes such that the total of the principal amount of the Italian Notes repaid (at 100% of their principal amount) and interest accrued thereon equals the relevant equity cure amount.

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

Pursuant to these loan agreements, TA is required to comply with certain financial ratios. Likewise, as security under these loans, TA granted a pledge over a bank account which must have, at all times, a minimum cash deposit of €1.0 million.

Moreover, two loans have been subscribed by TA’ subsidiary, Jet Fuel. Each loan amounts to €0.5 million, and must be repaid before June 2022 and June 2023, respectively. These two loans were granted by Banco BPM in March 2017 and January 2018, respectively, to support operating investment (aircraft refuellers). There are no financial parameters or covenants that need to be complied under these loans.

During 2018, TA entered into the following short-term loans: (i) with Unicredit S.p.A. for the principal amount of €5.0 million which was fully repaid in December 2019, and (ii) with Banco BPM S.p.A. for the principal amount of €2.0 million which was fully repaid on September 2019.

Likewise, during 2019, TA entered into the following short-term loans: (i) with Banco BPM S.p.A. for the principal amount of €1.5 million to mature in October 2020, (ii) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €2.5 million to mature in November 2020, (iii) three different loans with Unicredit S.p.A. for the principal amount of €2.5 million all to mature in September 2020, (iv) with Unicredit S.p.A. for the principal amount of €1 million to mature in October 2020, (v) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €2.5 million to mature in November 2020, (vi) with Credem Banca for the principal amount of €5.0 million to mature in October, 2020, and (vii) MPS Capital Service for the principal amount of €1 million to mature in September, 2020.

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

ICAB Loans are secured by (i) the pledge, granted by Inframerica and Infraero, of all ICAB issued and outstanding shares, as well as any dividends and interest on equity payments in connection thereof; (ii) the pledge, granted by Inframerica’s direct shareholders of all Inframerica issued and outstanding shares, as well as any dividends and interest on equity payments in connection thereof; (iii) the fiduciary assignment of all of the present and future ICAB rights arising from the Brasilia Concession and the amounts received in connection thereof, including indemnifications, revenues and escrow deposits, as well as other ICAB receivables not related to Brasilia Concession; (iv) letters of guarantee issued by certain indirect shareholders and affiliates of ICAB; and (v) the insurance coverage required under the Brasilia Concession Agreement.

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

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of U.S.$8.9 million due in June 2020. This loan is secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, is secured by a guarantee letter issued by CAAP for a total amount of U.S.$8.9 million or its equivalent in Brazilian Real which cannot be lower than R$36 million plus interest. Future payments of the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominates future payments in Brazilian Real for a total amount of R$36 million.

Brazilian Refinancing Transactions

In December 2017, we entered into amendments and extension agreements with BNDES with respect to the ICAB Loans and the ICASGA Loans.

With respect to the ICAB Loans, the amendment and extension agreements extended the final maturity and the interest-only payment terms of such loans for an additional two years, and provided an interest capitalization period for 50% of the interest due for two years. Also, such agreements increased the size of the credit facility commitments by an additional R$300.0 million. We repaid the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement (as defined below) with new borrowings incurred in connection with the amendment and extension agreements, and the release of certain amounts held in the debt service reserve accounts as a result of the extension of the interest-only repayment terms under such BNDES credit facilities.

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

Ecuador

In November 2019, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$9.0 million due in November 2024. Also, in December 2019, TAGSA entered into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$10.0 million due in December 2024. Both loans have a variable interest rate (an initial interest rate of 8.75% adjustable every 90 days) and quarterly payments of principal and interest.

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

Under the facility agreement, AIA must maintain ratios of debt to EBITDA, debt service coverage and adjusted debt services coverage ratios at a certain level, and may not, inter alia (i) declare, make or pay any dividend or interest on any unpaid dividend or; (ii) repay or distribute any dividend or share premium reserve without the prior written consent of the facility agent; provided that AIA may make or pay such dividends if:

●	such distribution is a distribution made in accordance with the use of proceeds under the facility agreement, (i.e., to refinance shareholder’s equity);

●	the distribution is constituted by payments to International Airports Management LLC pursuant to certain management, know-how, technical and operations assistance agreement for so long as International Airports Management LLC remains a subsidiary of the Southern Cone Foundation, subject to a specified maximum amount; or

●	the following conditions are each satisfied: (i) certain financial ratios are satisfied prior to the distribution, and AIA certifies that it projects, based on reasonable assumptions, that those financial ratios will be satisfied following such distribution; (ii) during the month prior to each payment date under the credit facility an amount at least equal to the aggregate amount of (1) interest and scheduled principal repayments under the facility agreement due and payable on or prior to that payment date; and (2) interest, fees and all other financial charges (including principal repayments) in respect of any other specified financial indebtedness on or prior to that payment date, stands to the credit of a specified bank account; and (iii) no event of default under the facility agreement is continuing or would result from the making of such distribution.

Peru

On April 10, 2019, AAP, as borrower, entered into a loan agreement with VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) in the amount of U.S.$10.5 million. Andino Investment Holdings S.A.A. and CAAP, as shareholders of AAP, were established as joint and several guarantors of AAP for the obligations under the loan agreement. For this purpose, CAAP issued an irrevocable first demand guarantee letter in the amount of U.S.$5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión. The loan will be repaid within 10 years as of the first disbursement date.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

The COVID-19 pandemic had no impact on our financial performance for the period ended December 31, 2019. However, its trajectory remains highly uncertain and we cannot predict the duration and severity of the outbreak and its containment measures.

The Company has implemented a number of actions, including: (i) the formation of a crisis committee, composed of the Company’s chief executive officer and the chief financial officers of each subsidiary, (ii) measures to protect employees and passengers by enhancing safety and hygiene protocols, including remote working with only essential staff working on premises following health gear and additional sanitizing policies, (iii) implementation of cost control and cash preservation measures along all the operating companies, reducing maintenance and operating expenses as much as possible, while maintaining quality and safety standards, (iv) negotiation with suppliers regarding to extend payment terms and with regulatory agencies to renegotiate concession fees payment, and (v) reduction of capital expenditures program to the minimum possible, to try to mitigate the impact of the COVID-19 virus. Despite these efforts, we expect our results of operations to be negatively impacted on future periods and for long as the health crisis continues. See “Liquidity and Capital Resources—COVID-19 Virus Impact.”

In addition, governments have recently implemented measures to prevent or mitigate the impact of the COVID-19 that affect demand for air travel and will likely affect our results of operation. As of the date of this annual report, the following are the restrictions and measures implemented in some of the countries in which we operate:

●	Argentina. The government implemented the following measures: (i) on March 13, 2020, the president suspended certain international flights for 30 days and thereafter incoming flights, except for certain exceptions, were forbidden, (ii) on March 19, 2020, the Ministry of Transport suspended all domestic flights, and (iii) on March 22, 2020, the president issued a decree by means of which a mandatory isolation was established.

●	Brazil. As of March 27, 2020, all foreigners, without distinction of nationality are banned from entering the country by air. Also, local governments have issued decrees that forbid all non-essential stores to open at the Brasilia and Natal Airports.

●	Ecuador. All borders were closed as of March 15 and 16, 2020 for foreigners and nationals, respectively.

●	Italy. As of March 14, 2020, the operations at Florence Airport are limited. Additionally, while operations at Pisa Airport are not restricted, the number of flights has declined due to the current environment.

●	Uruguay. The government implemented the following measures: (i) on March 17, 2020, all flights from Argentina were banned, (ii) on March 18, 2020, all flights from the U.S. were banned, and (iii) on March 20, 2020, all flights from Europe were suspended.

●	Armenia. As of March 20, 2020, all foreigners coming from China, Iran, South Korea, Japan, Italy, Spain, France, Germany, Switzerland, Denmark, Austria, Belgium, Norway, Sweden, Netherlands, and the UK are banned from entering Armenia.

The above measures are updated as of the date of this annual report and may change in response to developments of the pandemic.

As of the date of this annual report, we cannot predict the extent of such impact, nor the trends involving the pandemic’s effects on economic activity and the airlines and airport industries. See “Risk Factors—Risks Related to Our Business and Industry— The recent COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels and air traffic operations and in our results of operation.”

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.	OFF-BALANCE SHEET ARRANGEMENTS.

Our off-balance sheet risk arises principally as a result of our contingent obligations to third-party guarantors that provide performance bonds, sureties and other guarantees that are required to secure the performance of our obligations under our concession agreements. For a discussion of the performance bonds, sureties and other guarantees provided in our concession agreements, please see the following sections of  “Regulatory and Concessions Framework”: “—The AA2000 Concession Agreement—Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement,” “—Italy—The Pisa Concession Agreement—Guarantees,” “—Italy—The Florence Concession Agreement—Guarantees,” “—Brazil—The Brazilian Concession Agreement—Guarantees and Other Financial Commitments,” “—Uruguay—The Carrasco Concession Agreement—Guarantees,” “—Ecuador—Terminal Aeroportuaria de Guayaquil S.A. TAGSA Concession—Guarantee and Performance Bonds,” “—Ecuador—Aeropuerto Ecológico de Galápagos S.A. ECOGAL—Guarantee and Other Performance Bonds,” “—Peru—AAP—Guarantees and Performance Bonds” and Note 26 to our Audited Consolidated Financial Statements.

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

Our Contractual Obligations

Set forth below is a tabular presentation of our contractual obligations as of December 31, 2019, for the next five years, presented by type and nature of contractual obligation:

	Payments due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of U.S. Dollars)
Master development programs(1)	17.2	130.1	123.8	79.5	350.7
Other capital expenditures(1) (2)	13.1	59.5	135.8	161.9	370.3
Long term Borrowings – principal amount	164.0	323.2	243.2	480.0	1,210.4
Borrowing-interest payments(3)	83.2	127.3	90.9	137.2	438.6
Other liabilities reflected on our consolidated statement of financial position(4)	230.2	182.5	184.4	1,867.4	2,464.5
Total	507.7	822.6	778.1	2,726.0	4,834.5

(1)	Includes AAP and ECOGAL.

(2)	Not including the optional capital expenditures in each country in which we operate.

(3)	Includes interest accrued as of December 31, 2019 and prospective interest.

(4)	Other liabilities reflected on our consolidated statements of financial position are mainly comprised by the concession fee payable under the Brazilian Concession Agreement.

G.	SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Name	Date of Birth	Position Held	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Director	September 14, 2017
Máximo Bomchil	May 13, 1950	Director	September 14, 2017
Roderick H. McGeoch	October 2, 1946	Director	September 14, 2017
David Arendt	April 4, 1953	Director	September 14, 2017
Valerie Pechon	November 10, 1975	Director	September 14, 2017
Carlo Alberto Montagna	February 27, 1964	Director	September 14, 2017
Daniel Marx	April 16, 1953	Director	February 28, 2019

Background of Our Officers and Directors

Martín Francisco Antranik Eurnekian. Mr. Martín Eurnekian is the chairman of AA2000 and is also the Chief Executive Officer of CAAP. He is a member of the boards of directors of most of the airport operating companies controlled by the group. Mr. Eurnekian has more than 15 years of experience in managing different businesses (retail, services and construction/engineering) in seven different countries (Argentina, Uruguay, Brazil, Ecuador, Peru, Italy and Armenia). In particular, Mr. Eurnekian has led the processes associated with evaluating, acquiring and constructing (or re-modeling), and is involved in the management of the following airports, in addition to Carrasco Airport: Punta del Este Airport, Guayaquil Airport, Brasilia Airport, Natal Airport, Pisa Airport and Florence Airport, among others. Mr. Eurnekian holds an Engineering degree in Information Technology from Universidad de Belgrano, Argentina.

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

The following table sets forth certain relevant information about our officers and senior management:

Name	Date of Birth	Position	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Chief Executive Officer	September 14, 2017
Raúl Guillermo Francos	July 1, 1947	Chief Financial Officer	September 14, 2017
Raúl Galante	July 24, 1960	Head of Accounting and Tax	September 14, 2017
Jorge Arruda	April 9, 1968	Head of Finance and M&A	September 14, 2017
Roberto Naldi	February 17, 1953	Head of European Business Development	September 14, 2017
Andrés Zenarruza	July 22, 1976	Head of Legal	September 14, 2017
Eugenio Perissé	March 2, 1959	Head of Business Development	September 14, 2017

Set forth below is a summary of the business experience of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

Raúl Guillermo Francos. Mr. Francos is our Chief Financial Officer, and has also served on AA2000’s board of directors since 2013 and as AA2000’s Chief Financial Officer since 2003 and until 2018. Prior to joining AA2000, he served as executive director of Interbaires. He also served for 11 years in different roles in the health insurance sector, including as planning manager and deputy general manager at HSBC Salud S.A., executive vice-chairman at OSDO and as plant engineer, plant manager, production manager and manager of business units at Grupo Ferrum Consortium. Mr. Francos has an industrial engineering degree from the Technological Institute of Buenos Aires (Instituto Tecnológico de Buenos Aires) and a Master in Business Administration from the Institute of Business Studies of Austral University (Instituto de Estudios Empresariales de la Universidad Austral).

Raúl Galante. Mr. Galante is our Head of Accounting and Tax, and he has also served as Chief Financial Officer for CAISA and Puerta del Sur, since 2008 to 2013, respectively.  He also serves as director of Puerta del Sur and as member of the board of ICASGA and ICAB; he also served as vice president of the board of directors of CAISA.  Mr. Galante has 12 years of experience in the airport industry, and his prior experience includes serving as CFO for companies of the EXXEL Group from 1998 to 2003 and as CFO of Malteria Uruguay from 1992 to 1998.  Mr. Galante has a Public Accountant degree from the Universidad de la República, Montevideo, Uruguay.

Jorge Arruda. Mr. Arruda is our Head of Finance and M&A. He joined CAAP in 2014 and currently serves as Head of Finance and M&A and CEO of Inframerica Brazil. Mr. Arruda has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil.

Roberto Naldi. Mr. Naldi is our Head of European Business Development. He serves as the President of Corporación America Italia S.p.A. and is a member of the Board of Directors of the Florence Airport and Pisa Airport. Previously, he held several roles as Senior Advisor and Member of the Board across CAAP airports. Mr. Naldi holds a degree in Civil Engineering from University of Florence, Italy.

Andrés Zenarruza. Mr. Zenarruza is our Head of Legal. Prior to joining us, Mr. Zenarruza practiced law in the legal department of the Corporate and Investment Bank of Citi in Argentina and as an associate at Baker and McKenzie’s Buenos Aires office. He received his law degree from the University of Buenos Aires (UBA) and a Master of Laws from the University of Cambridge in 2002. Mr. Zenarruza is a British Chevening Scholar and a Cambridge Overseas Trust Scholar.

Eugenio Perissé. Mr. Perissé is our Head of Business Development. Mr. Perissé has over 30 years of experience in airport planning, project coordination and on-site construction management. Mr. Perissé has an Architectural degree from Buenos Aires University.

B.	COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2019, the total compensation paid by us to our directors and senior management was U.S.$3.8 million. In 2019, our Board of Directors approved the compensation plan applicable to CAAP’s directors, which as of the date of this annual report, is pending of approval by the Company’s shareholders.

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

Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies applicable to all of our directors, officers and employees. We have also adopted an additional code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. Our articles of association require any director to refrain from voting on or approving of any related-party agreement with such director or party related to such director. Our Corporate Governance Code, Code of Conduct and related integrity policies and Code of Ethics for senior financial officers provide additional procedures for the audit committee and the board of directors to identify, report, review and approve any related-party agreements with directors or senior management (or any affiliate other than us). A copy of these documents is available on our website at http://www.caap.aero/. We expect that any significant amendments to such codes, or any waivers of their requirements, will be disclosed on our website.

Audit Committee

The Audit Committee currently consists of the following three directors: Valérie Pechon (President), David Arendt (Financial Expert) and Carlo Montagna (Member). Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A-3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governance code, which is available on our website. The primary responsibilities of the Audit Committee include the following:

●	overseeing management’s establishment and maintenance of adequate systems of internal accounting, auditing and financial controls;

●	reviewing the effectiveness of our legal, regulatory compliance, ethical standards and risk-management programs;

●	reviewing certain related-party transactions in accordance with our corporate governance code;

●	overseeing our financial reporting process, including the filing of financial reports; and

●	selecting our independent auditors, evaluating their independence and performance and approving audit fees and the services provided by them.

Executive Committee

The Executive Committee currently consists of four members: our Chief Executive Officer, our Chief Financial Officer, our Head of Accounting and Tax and our Head of Legal, as permanent members. The Executive Committee is composed of Martín Francisco Antranik Eurnekian, Raúl Guillermo Francos, Raúl Galante and Andrés Zenarruza. Our Chief Executive Officer (Martín Francisco Antranik Eurnekian) is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

●	assessing and proposing business strategies, and implementing strategies and policies approved by the board of directors;

●	developing processes for the identification, evaluation, monitoring and mitigation of risks;

●	implementing appropriate internal control systems and follow-up of such system’s effectiveness, and reporting compliance with its goals to the board of directors;

●	analyzing and proposing the full year budget following-up its evolution, and assessing mitigation of internal and market variables;

●	identifying and implementing business synergies among Group companies; and

●	proposing the delegation of powers to officers and supervising managers, which are consistent with the policies and procedures established by the board of directors.

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members: our Chief Executive Officer, our Head of Business Development, our Head of European Business Development, our Head of Accounting and Tax and our Head of Financial and M&A, as the regular members. The Acquisitions and Business Development Committee is currently comprised of Martín Francisco Antranik Eurnekian, Eugenio Perissé, Roberto Naldi, Raúl Galante and Jorge Arruda. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martín Francisco Antranik Eurnekian). The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Acquisitions and Business Development Committee include the following:

●	evaluating and reporting on our acquisition and business development plans, in collaboration with the board of directors;

●	assisting the board of directors with recommendations on acquisitions and business development agenda of the group;

●	evaluating, reporting and recommending to the board of directors specific acquisitions or business opportunities; and

●	approving new acquisitions or development opportunities within the powers delegated to the Acquisitions and Business Development Committee by the board of directors.

Disclosure Committee

The Disclosure Committee currently consists of four members: our Chief Executive Officer, Martín Francisco Antranik Eurnekian, our Chief Financial Officer, Raúl Guillermo Francos, our Head of Legal, Andrés Zenarruza and our Investor Relations Manager, Gimena Albanesi. This Committee oversees and reviews all materials for which there is a disclosure requirement. This committee meets at regular intervals in order to review all data.

D.	EMPLOYEES

As of December 31, 2019, 2018 and 2017, we employed 6,299, 6,059 and 6,102, respectively, of which 5,591, 5,356 and 5,058, respectively, worked on activities such as operations, maintenance, security, customer services, parking and fees collection sector; and 707, 703 and 1,044, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate. As of December 31, 2019, 2018 and 2017, 65.2%, 66.7% and 66.8%, respectively, of our employees in Argentina were represented by two unions: (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico. The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016. We negotiate this collective bargaining agreement, and the other labor agreement to which we are a party, on an annual basis. We have not experienced any significant labor conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives. See “Risk Factors—Risks Related to Our Business and Industry—The majority of our workforce is unionized and we may be subject to organized labor action, including work stoppages and litigation.”

In addition, as of December 31, 2019, 2018 and 2017, 431, 383 and 377, respectively, of our employees in Italy (approximately 49.4%, 50.2% and 51.1%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract. Prior to the merger that created TA in 2015, the collective corporate contract was agreed, which avoided certain liabilities in connection with the reduction in staff generated by the merger. Additional collective corporate contracts have been executed to address issues regarding operational efficiencies and reductions in operating costs.

As of December 31, 2019, 160 of our employees in Brazil (approximately 16%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2019, 2018 and 2017:

	Number of Employees
	As of December 31,
	2019	2018	2017
Operations and infrastructure	5,591	5,356	5,058
Administration	707	703	1,044
Total	6,299	6,059	6,102

E.	SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2020:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

●	each of our directors and executive officers individually; and

●	all directors and executive officers as a group.

As of April 1, 2020, we had 160,022,262 issued and outstanding common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 6 Rue Eugene Ruppert, 2453 Luxembourg.

	Common shares Beneficially Owned as of April 1, 2020
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

We have engaged in, and we expect that we will continue to engage in, transactions with related parties, including, without limitation, the transactions described below. We believe the terms and conditions of these arrangements are generally equivalent to those which we could obtain from an unaffiliated third party, to the extent there are third parties which could provide comparable goods or services. For more information regarding our relationships and transactions with related parties, see Note 27 to our Audited Consolidated Financial Statements included elsewhere in this annual report.

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled by members of the Eurnekian family. Proden provides technology outsourcing services to our following subsidiaries: Puerta del Sur, CAISA, TCU, TAGSA, AIA, ICASGA, Corporación América Sudamericana S.A. Sucursal Ecuador (“CASE”) and ECOGAL. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008, as recently amended, AA2000 pays Proden a monthly rental fee of U.S.$224,970. During the years ended December 31, 2019, 2018 and 2017, we paid Proden U.S.$4.4 million, U.S.$3.3 million and U.S.$5.7 million, respectively, in connection with the services provided to all of our subsidiaries and with the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, is a corporation (sociedad anónima) organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides compliance, legal, accounting, investor relations and business development services to CAAP and technology outsourcing services to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA and CASE. During the year ended December 31, 2019, we paid SIASA U.S.$3.6 million corresponding to these services rendered to all the aforementioned subsidiaries.

Helport S.A.

Helport S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Helport”). Helport is currently controlled by Corporación Constructora S.A., which in turn is indirectly controlled by SCF. Helport provides AA2000 with a broad range of construction services including the construction works currently being performed at the airport located in Tucumán, Argentina and the redesign of the El Palomar Airport. During the years ended December 31, 2019, 2018 and 2017, AA2000 paid Helport U.S.$9.4 million, U.S.$16.4 million and U.S.$2.9 million, respectively. As of December 31, 2019, 2018 and 2017, AA2000 owed Helport U.S.$1.9 million, U.S.$2.7 million and U.S.$3.7 million, respectively.

Financing Agreements

Other Financial Agreements

As of December 31, 2019, 2018 and 2017 related parties owed CAAP and its subsidiaries U.S.$7.1 million, U.S.$10.7 million and U.S.$5.2 million, respectively, under other related party financing agreements. For the years ended December 31, 2019, 2018 and 2017, we had accrued interest income of U.S.$0.1 million, U.S.$0.2 million and U.S.$0.5 million, respectively, in respect of such related party financing agreements.

Corporación Aeroportuaria S.A.

On December 17, 2007, CASA granted a loan to Unitec Bio S.A., an affiliate which is indirectly controlled by SCF. Upon execution of several amendments to such loan agreement, the aggregate principal amount totaled U.S.$3.5 million. During June 2015, CASA was split off and the loan and other assets and liabilities were transferred to Corporación Aeroportuaria S.A., a shareholder of TAGSA. The loan bears an interest rate of 20%. On June 12, 2018, an amendment was executed to extend the maturity date to December 31, 2019 and increase the interest rate to 29%. This loan was cancelled during 2019. During the years ended December 31, 2019, 2018 and 2017, the accrued interest we recorded in respect of this loan was U.S.$0.01 million, U.S.$0.05 million and U.S.$0.2 million, respectively.

Other Transactions with Related-Parties

ECOGAL Management Support Agreement—Galapagos Airport

On April 15, 2011, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries. Pursuant to this management support agreement, CASE collects the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL pays CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. During the years ended December 31, 2019, 2018 and 2017, ECOGAL accrued, but has not yet paid, CASE an amount of U.S.$0.6 million, U.S.$0.6 million and U.S.$0.7 million, respectively, for the services provided. As of December 31, 2019, 2018 and 2017, ECOGAL owed CASE U.S.$1.2 million, U.S.$1.2 million and U.S.$2.1 million, respectively.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and International Airports Management LLC (“IAM”), one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM a fee equal to 5% of the aeronautical revenue of the airport, payable within 30 days of the end of each calendar month. During the years ended December 31, 2019, 2018 and 2017, AIA paid IAM an amount of U.S.$2.9 million, U.S.$2.7 million and U.S.$2.4 million, respectively, in respect of such services. As of December 31, 2019, 2018 and 2017, AIA owed IAM U.S.$0.2 million, U.S.$0.2 million and U.S.$0.2 million, respectively.

Cash and Equivalents

As of December 31, 2019, 2018 and 2017, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$15.3 million, U.S.$.10.0 million and U.S.$.4.3 million, respectively.

Term deposits

As of December 31, 2019, 2018, AIA maintained term deposits in Converse Bank for U.S.$10.0 million and, U.S.$.10.1 million, respectively.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several other related-party agreements. During year ended December 31, 2019, we paid to related parties an amount of U.S.$4.3 million, and during years ended December 31, 2018 and 2017 we received from related parties U.S.$1.3 million and U.S.$2.7 million, respectively, corresponding to the services provided by all of our subsidiaries. As of December 31, 2019, 2018 and 2017, we were owed U.S.$1.8 million, U.S.$5.3 million and U.S.$1.6 million, respectively, for related-party transactions, other than those described above.

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

Tax Proceedings Related to Technical Assistance Agreements

During 2013 and 2014, the Argentine Federal Administration of Public Income initiated three different tax assessment proceedings against AA2000. Two of the tax assessment proceedings were initiated against AA2000 with respect to income tax deductions in respect of services rendered by third parties, for a total amount claimed of AR$15.0 million. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions, plus interest, through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million in 36 consecutive monthly installments. As of the date of this annual report, AA2000 has paid all of the monthly installments due to date under this facility. In connection with these two claims, the National Tax Court regulated attorney’s fees for AR$613,458. AA2000 appealed the decision before the National Chamber of Appeals who then confirmed the amount. In March 2018, AA2000 paid these fees in full.

The third and most significant tax assessment procedure was for AR$363.0 million with respect to income tax undocumented exemptions payments (pursuant to Section 37 of the Argentine Income Tax Code). The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by CAS, one of its shareholders, were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of this assessment proceeding to the Argentine National Tax Court.

Although we believe that we had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017, AA2000 agreed to comply with the extraordinary regime of regularization of tax obligations set forth by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The amount that AA2000 must pay under such extraordinary regime is ARS166.3 million plus interest, in 60 consecutive monthly installments starting in March 2017. AA2000 has paid all of the monthly installments due to date.

The National Tax Court regulated attorney fees for approximately AR$4.0 million. On September 18, 2018, AA2000 appealed the decision before the National Chamber of Appeal, upon which, on April 30, 2019, the Chamber reduced the attorney’s fee to approximately AR$1.2 million.

On May 11, 2019, AA2000 subscribed a plan to pay the attorney´s fees in 12 (twelve) monthly and consecutive installments. This extraordinary regime provided important benefits such as the suspension of the ongoing tax proceedings, the termination of the actions to prosecute such tax claims (extinción de la acción penal tributaria), forgiveness of fines and other penalties and reduction of interest. Although permitted by law, AA2000 did not include the amounts due under the first facility payment regime under this extraordinary regime.

In addition, in 2013, a separate criminal proceeding was initiated by a third party against two former directors of AA2000 based on the same facts as this third assessment proceeding mentioned above. The Court of first instance dismissed the claim and the prosecutor appealed the ruling. The Court of Appeals reversed the prior ruling based on the lack of evidence obtained in the original proceeding and ordered the Court of first instance to expand the fraud investigation to determine the possible connection with the assessment proceeding mentioned above. After further investigation, the Court of first instance ratified the dismissal of the claim against the two former directors of AA2000, which the prosecutor subsequently appealed. The Court of Appeals once again revoked the dismissal and, based on the connection of both proceedings, ordered the consolidation of the fraud and the tax assessments investigations into one proceeding. Since then, the Court of first instance on economic and criminal matters No. 11 is the intervening court for the above-mentioned proceedings, which continued as a unified criminal matter on income taxes and income tax on undocumented exemptions (pursuant to Section 37 of the Argentine Income Tax Code).

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

On December 27, 2018, the Court ordered: to (a) override the defendants’ present cause related to the alleged evasion of the payment of the Tax on the Profits for Undocumented Outputs corresponding to the 2006 and 2007 annual fiscal years and the Income Tax corresponding to the 2008 annual exercise of AA2000, with the scope provided for by articles 54 of Law No. 27,260 and 336 paragraph 1 of the CPPN, (b) suspend the criminal action initiated for evasion of the payment of the Income Tax and the Income Tax for Undocumented Exits corresponding to the 2009 annual exercise of AA2000, with the scope provided by art. 54 of law No. 27.260.

This decision was appealed by the Prosecutor Office. The Chamber of Appeals will intervene to decide whether or not to confirm the decision of the Court. If confirmed, the criminal case will be suspended until the payment of the quotas as committed by AA2000 is completed.

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

On December 4, 2018, the Court ordered a seizure on the company’s accounts for the amount of approximately U.S.$0.5 million. The seizure has been replaced by an insurance policy. This replacement is final and cannot be appealed.

On April 15, 2019, the first instance Court denied the preliminary defense of lack of jurisdiction raised by ANSA and on September 24, 2019, the Court of Appeals confirmed such ruling. On December 3, 2019, the proceeding moved into the evidence stage.

Administrative Proceedings

Claim before ORSNA

On September 9, 2019, the ORSNA issued Resolution No. 75/19 pursuant to which the revision of the economic-financial equation under the AA2000 Concession Agreement for the year 2016 was approved, without any rate adjustment. Also, on October 21, 2019, the ORSNA issued Resolutions No. 92/19 and 93/19, by which the revision of the economic-financial equation under the AA2000 Concession Agreement for the year 2017 was approved and a new tariff schedule, increasing the international aerostation usage fee (Tasa de Uso de Aeroestación Internacional) from U.S.$49 to U.S.$51 and the domestic aerostation usage fee (Tasa de Uso de Aeroestación de Cabotaje) from AR$74.33 to AR$195, was implemented.

In AA2000’s shareholders’ meeting held on July 25, 2019, it was resolved, among other things, that profits earned for the year ended December 31, 2018 were to be allocated as follows: (i) AR$62,651,480 for the legal reserve, (ii) AR$118,276,769 for the distribution of dividends corresponding to the preferred shares of the Argentine Government, payable in 118,276,769 preferred shares of one Argentine peso (AR$1) nominal value each; (iii) U.S.$50,000,000 or its equivalent in Argentine pesos (which to the date of the meeting amounted to AR$2,143,500,000) for the distribution of dividends in cash among the shareholders holding shares of classes A, B, C and D, in accordance with their corresponding shareholdings, and (iv) the remainder, that is AR$4,949,288,026, for the optional reserve so as to carry out future construction projects.

As a result of the above, it was resolved: (i) to issue 118,276,769 preferred shares of a nominal value of one Argentine peso each and with the same issuance conditions of the preferred shares issued in favor of the National Government in the extraordinary and special general meeting of shareholders classes A, B and C dated March 6, 2008, (ii) to increase the corporate capital by AR$118,276,769, from AR$887,769,939 to AR$1,006,046,708, by means of the issuance of 118,276,769 preferred shares at a AR$1 nominal value each, with no voting rights, and (iii) that the Argentine Government should subscribe all of its preferred shares.

The criterion applied to calculate the dividends corresponding to the preferred shares was the value adjusted for inflation, as suggested by the Argentine Government. Although CASA, shareholder of AA2000, voted in favor of the criterion suggested by the Argentine Government, requested to the board of directors to file a claim with the ORSNA requesting that said increase in the number of preferred shares was considered for purposes of determining the economic-financial equation of the AA2000 Concession Agreement and to properly adjust the Financial Projections of Income and Expenses approved for the years 2016 and 2017, through Resolutions No. 75/19, 92/19 and 93/2019. In the event that the increased number of preferred shared, as adjusted for inflation, was not considered by ORSNA for the purpose of determining the remunerated basis of the economic-financial equation, CASA reserved its right to reconsider the criterion of the adjusted value for both the payment of interests and the future, as well as to take proceedings before Court in order to claim for its rights and for damage compensation. Such reservation of rights was made by CASA in accordance with the review procedure of the Financial Projection of Income and Expenses set forth in the AA2000 Concession Agreement. The claim was filed before the National Court of First Instance No. 9 for Administrative Disputes.

We understand that the referred resolutions, as well as the “criterion of adjusted value” for the distribution of dividends in preferred shares, contain errors that prevent the balance of the financial economic equation, and therefore, they were challenged before the National Court of First Instance No. 9 for Administrative Disputes.

Conflict with Aerolíneas Argentinas

Aerolineas Argentinas, AA2000’s current main customer, has stopped making certain commercial payments to AA2000. As a consequence, Aerolineas Argentinas has, and has had for an extended period of time, an outstanding debt with AA2000. See “Risk Factors— AA2000 derives a significant portion of its revenues from a limited number of aeronautical customers, and the loss of the business of a significant client could have a material adverse effect in our results of operations.” Aerolíneas Argentinas is as state-owned company, owned by the Argentinian government, which is also the grantor of AA2000 Concession Agreement.

We have made claims before ORSNA as well as formal presentations before the Ministry of Transportation, requesting mechanisms to resolve the situation though different alternatives such as payment plans, compensation and agreements. From a commercial perspective, preliminary ruling meetings were conducted without positive results.

Brazilian Proceedings

Administrative Proceedings before the Brazilian ANAC

ICAB

ICAB filed two economic re-equilibrium claims before the Brazilian ANAC on December 29, 2015 and June 29, 2017, respectively. The total amount claimed by ICAB under these two claims is R$955.4 million.

The claims were based on, among other matters, additional construction works required to complete the terminals and the runway that were not provided for in the Brasilia Airport Concession Agreement, and the negative impact of the new regulations enacted by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal at the Brasilia Airport and the loss of revenues as a result of modifications to the regulation affecting the air traffic system at the Brasilia Airport.

On June 30, 2019, claims in the amount of R$941.5 million were denied by the Brazilian ANAC. Regarding the claim vis-à-vis the changes made in cargo tariffs (TECA-TECA) which had original value of R$21.8 million, in August 2018 ANAC’s Collegiate agreed to our request and ICAB was granted an amount of R$9.5 million to be deducted from future fixed grants (loss of R$12.3 million, included under the denied claims). The remaining R$ 4.4 million in claims are under review by the Brazilian ANAC. ICAB is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims.

In addition to the above proceedings, on November 17, 2015, ICAB was notified by ANAC about the end of the administrative proceeding regarding a penalty for the breach of the provision 10.1 c/c – 10.8 D of Annex 2 of the Brasilia Concession Agreement for not submitting the Quality Services Plan (“PQS”) within the provided deadline.  According to ANAC’s criteria, the PQS has to be submitted on an annual basis, before each June 24 and 30 days before the annual readjustment of tariffs. In 2013, ICAB did not follow such criteria because we understood that the deadline was indeed October 23, 2013.  Considering the foregoing, ANAC imposed a fine to ICAB of R$10.6 million. ICAB appealed such fine and on July 9, 2019 the appeals court suspended the application of the fine until the matter is fully analyzed by such court.

ICASGA

On December 29, 2015, ICASGA filed claims in the total amount of R$1.0 billion before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on inconsistencies in the parameters related to the viability study prepared by the government Estudo de Viabilidade Técnica, Econômica e Ambiental (EVTEA) under the tender documents, inconsistencies related to the control tower and additional capital expenditures required to complete the airport that were not provided for in the concession agreement.  On July 17, 2019, claims totaling the amount of R$1.0 billion were denied by the Brazilian ANAC. ICASGA is evaluating whether to initiate an arbitration or judicial proceeding regarding the economic re-equilibrium.

On June 25, 2019, ICASGA filed a new independent claim in the total amount of R$12.1 million before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on extraordinaire expenditures on the renovation and correction of constructive mistakes of the airport landing strip (runway).

Civil Proceedings

Claims Before ANAC

ICAB filed an ordinary action against the Brazilian ANAC in order to suspend the payment of the annual granting fees (outorga annual), payable under the Brasilia Concession Agreement, in the amount of R$245.7 million and R$253.0 million for the years 2016 and 2017, respectively.

However, as the negotiation of rescheduling the annual fees payable for the remainder of the concession was agreed, on December 6, 2017, ICAB requested a waiver to terminate the proceeding.  This waiver request was granted, but the proceeding still stands in order to conclude the existing discussion regarding legal fees.

Other Civil Proceedings

Inframérica identified three payments totaling approximately R$858.0 million made during 2014 by ICAB, when Infravix was still an indirect shareholder of the Inframérica, to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. On September 14, 2019, Receita Federal imposed Inframerica to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were allegedly without cause or did not identify a beneficiary. ICAB is contesting the fine through an administrative procedure. The outcome of this procedure is still uncertain, but if the fine is confirmed, it could affect our operation results.

On December 10, 2018, Avianca, an airline that operated at the Brasilia Airport and the Natal Airport, filed a request for judicial recovery. Approximately, R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding. ICAB filed a debt judicial collection against Avianca for the additional amount of R$7.2 million to recover the debt not included in the judicial recovery. On July 4, 2019, the Brazilian court judge granted ICAB the right to liquidate assets of Avianca located within the Brasilia Airport for a value equal to such total outstanding amount. On September 16, 2019, R$900,000 were recollected through such liquidation process while the outstanding amount is currently under the expert assessment to determine the assets value.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to contest the legality of the Property and Urban Territorial Tax (IPTU) collected by the City of São Gonçalo do Amarante. On January 18, 2018, the judge granted a provisional decision by suspending the tax collection, and on August 27, 2019, a further ruling found the collection as unfounded. The Municipality appealed and obtained a provisional decision, which allowed for the collection of such the tax up to the amount of approximately R$17.0 million. On December 11, 2019, ICASGA appealed said provisional decision, which as of the date of this annual report is still pending of decision.

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

On September 11, 2017, CASA sent written notice to the Peruvian Government notifying the Peruvian Government of its non-compliance with certain Peruvian Government obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between us (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to us.

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

After the 15-day term granted by Kuntur Wasi, the Government did not comply with its obligations and, therefore, Kuntur Wasi declared the termination of the Concession Agreement as informed to the Peruvian government on February 7, 2018.

On June 21, 2018, Kuntur Wasi filed the arbitration procedure request before CIADI, the competent authority, who answered the request assuming jurisdiction in Peru. On the same date, CAAP also submitted to the CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

The arbitral court was already appointed and the CIADI issued the final procedural timeframe and the first resolution for the procedure to be initiated, which included language, presentations, translations, experts and witness hearings, among other matters.

Kuntur Wasi and CAAP filed their memorial (complaint). As of the date of this annual report, the complaint was notified to the counterpart and their response was received on March 14, 2020. Both parties have agreed to carry out the process under rules of confidentiality.

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

The Superior Court of Justice of Lima, Peru, confirming the judgments of the First Instance Court, resolved on January 29, 2018 and January 30, 2018, the following: (i) that until the prosecutor properly asserts a claim of money laundering against Kuntur Wasi’s Peruvian management team, is to be considered that the allegation of criminal activity has not been properly established. The Prosecutor should eventually resubmit the accusation supported by proper, and (ii) to reject the request for the lifting of bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, and Jose Balta (Kuntur Wasi Peruvian management), as well as of Kuntur Wasi, due to the lack of evidence filed by the prosecutor. Upon the Prosecutor’s request to extend the investigation, in September 2018, the Court decided to lift the bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, Jose Balta and Kuntur Wasi.

In December 2018, the Argentine office of Economic Criminality and Money Laundering (Procelac) initiated a procedure against certain former and current directors of CASA, based in the fact that this company, as shareholder of Kuntur Wasi, would have intervened as co-author in acts of transnational bribery, offering sums of money or other compensations to Peruvian officials, in order to obtain a substantial modification in the original terms of Chichero’s concession. The defendants answered the claim with strong arguments challenging Procelac allegations.

In August 2019, the Prosecutor in Peru formalized the complaint against some officers of Kuntur Wasi and government officials for collusion in the signing of the addendum. However, on February 12, 2020 the local court (Primera Fiscalía Superior Especializada en delitos de corrupción de funcionarios del Distrito Judicial de Lima) confirmed the process is definitely closed and the involved parties were released from any further action in this regard.

In any event, we will continue vigorously defending against any of these allegations, as we believe such allegations are without merit.

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

Considering that the COVID-19 pandemic is complex and rapidly evolving, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation and taking all measures necessary to preserve human life and the Company’s business together with taking several steps to further strengthen the financial position and maintaining financial liquidity and flexibility. Please see Note 30 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

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

Amendments of the Articles of Association

On May 22, 2019 the stockholders of CAAP, approved amendments to our Articles of Association to amend the following: (i) the convening procedure for General Meetings; (ii) the signature power to sign extracts or copies of minutes of General Meetings; (iii) the convening procedure for meetings of the Board; (iv) the signature power to sign extracts or copies of minutes of meetings of the Board; (v) the period during which certain documents shall remain available at the registered office of the Company prior to General Meetings; (vi) adjust a clerical inaccuracy and add a definition of “General Meeting.”

A copy of the Articles of Association, as amended, is furnished under Item 19. “Exhibits”.

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

Amendments of the Articles of Association

Except where our articles of association authorize the board of directors to approve an increase in share capital and change the registered office and subsequently record such change in the presence of a Luxembourg notary, our articles of association require a special resolution approved at an extraordinary general shareholders meeting to amend the articles of association. The agenda of the extraordinary general shareholders meeting must indicate the proposed amendments to the articles of association. Any resolutions to amend the articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg Law. Resolutions to amend the articles of association may only be passed in a general meeting where at least one half of the share capital is represented, and the agenda indicates the proposed amendments to the articles of association, and the text of those which pertain to the purpose or the form of the Company. If the required quorum is not obtained, a second general meeting may be convened by an announcement filed with the Luxembourg Trade and Companies Register and published in the RESA and in a Luxembourg newspaper at least 15 days before the relevant meeting. The applicable majority shall be 66.67% of all votes validly cast

Variation of Share Rights

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

Registration Rights and Indemnification Agreement

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. This agreement provides to the Majority Shareholder up to five “demand” registrations for the sale of our ordinary shares. Additionally, the agreement provides the Majority Shareholder and its affiliate transferees customary “piggyback” registration rights. The registration rights and indemnification agreement also provide that we will pay certain expenses relating to such registrations and indemnify such holders of registrable securities against certain liabilities which may arise under the Securities Act.

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

Prospective purchasers of our common shares (“Shareholders”) should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le evenue des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le evenue) generally. Corporate taxpayers may further be subject to net worth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, as well as the solidarity surcharge invariably applies to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

A fixed registration duty of €75 will be payable at the moment of the incorporation of the Company and in the case of amendment of its articles of association or upon transfer to Luxembourg of the registered office or the central administration of a civil or commercial company.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 24.94% for the fiscal year ending on December 31, 2019 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le evenue), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates and all deductible expenses of the Company will be deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

The Company is subject to net wealth tax levied annually at a 0.5% rate on an amount up to EUR500 million and 0.05% on the amount of taxable net wealth exceeding EUR500.0 million. Under certain conditions, qualifying participations may be exempt from net wealth tax under the Luxembourg participation exemption regime.

Notwithstanding the above, a minimum net wealth tax is levied on corporate entities having their statutory seat or central administration in Luxembourg. For entities for which the sum of financial assets, transferable securities and cash at bank exceeds 90% of their total gross assets and EUR350,000, the minimum net wealth tax is set at EUR4,815. For all other Luxembourg entities, the minimum net wealth ranges from EUR535 to 32,100, depending on their total gross assets.

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

An Eligible Parent includes (a) a collective entity resident in a European Union (EU) Members State covered by Article 2 of Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different EU Member States, as amended (the “EU Parent-Subsidiary Directive”) and which are not excluded to benefit from the EU Parent-Subsidiary Directive under its mandatory anti-abuse rule (“GAAR”) provided for by Council Directive 2015/121/EU, as implemented in Luxembourg, or a Luxembourg permanent establishment thereof, (b) a collective entity resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such entity, (c) a joint-stock company or a cooperative company resident in the European Economic Area (EEA) other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such company or (d) a Swiss joint-stock company which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption or € a fully taxable Luxembourg resident collective entity or (f) the Luxembourg State, a Luxembourg municipality, an association of a Luxembourg municipality or an operation of Luxembourg public-law entity, (iii) a permanent establishment of an entity referred to at letters (a), € or (f) above. No withholding tax is levied on capital gains and liquidation proceeds.

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

Furthermore, certain corporate Shareholders may benefit from an exemption of Luxembourg corporation taxes on dividend income under the following conditions:

●	the Shareholder receiving the dividends is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and

●	on the date on which the income is made available, the Shareholder holds or commits to hold directly (or even indirectly through certain entities) for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least EUR1.2 million).

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

Capital gains realized upon the disposal of Shares by a Luxembourg resident corporate Shareholder (fully subject to Luxembourg corporation taxes) are in principle fully taxable. However, an exemption from Luxembourg corporation taxes applies under the following conditions:

●	the Shareholder realizing the capital gains is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and

●	on the date on which the disposal takes place, the Shareholder has held for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least EUR6 million).

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”) final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date of this annual report and all of which are subject to change or changes in wording or administrative or judicial interpretation occurring after thereafter, possibly with retroactive effect.

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares:

●	that is for U.S. federal income tax purposes one of the following:

○	an individual citizen or resident of the United States;

○	a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

○	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

○	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

●	who holds the common shares as capital assets for U.S. federal income tax purposes;

●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and

●	whose holding is not effectively connected with a business carried on through a permanent establishment in Luxembourg.

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

Taxation of distributions

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, generally will constitute foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the common shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. Corporate U.S. Holders who owns less than 10% of the share capital or voting shares of the Company will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC (defined below) for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The common shares of the Company are listed on the NYSE, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Taxation upon sale or other disposition of common shares

A U.S. Holder generally will recognize U.S. source capital gain or loss on the sale or other disposition of common shares, which will be long-term capital gain or loss if the U.S. Holder has held such common shares for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of and the amount realized on the sale or other disposition. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Additional Tax on net investment income

An additional 3.8% federal income tax may be assessed on net investment income (including dividends, other distributions, and gain realized on the sale of common shares) earned by certain U.S. Holders. This tax does not apply to U.S. Holders who hold common shares in the ordinary course of certain trades or businesses.

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2019 taxable year and does not expect to be a PFIC for its 2020 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares, unless the U.S. Holder makes a mark-to-market election as discussed below, gain recognized by a U.S. Holder on a sale or other disposition of a common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge at the rates generally applicable to underpayments of tax payable in those years would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of common shares to the extent such distribution exceeds 125% of the average of the annual distributions on common shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares.

In addition, if the Company were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the reduced rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the common shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the common shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for common shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The NYSE is a qualified exchange.

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s common shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the common shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the common shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

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

The tax reform imposes, among other things, a capital gains tax on the sale or transfer by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are met: (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity. The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. However, this rate may be reduced for residents of certain jurisdiction with whom Argentina has treaties to avoid double taxation currently in force. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform.

Furthermore, transfers made within the same economic group are not taxable. Regulations published in December 2018 set forth that this requirement is met when (i) the transferors of the shares participate jointly, directly or indirectly, in 80% or more of the share capital of the acquirer, or (ii) one or more entities participate jointly, directly or indirectly, in 80% or more of the share capital of both the transferor and the acquirer. This requirement must be complied with for a two-year period prior to the transfer of the shares. If a subsequent transfer is then made to a third party, the acquisition cost of the shares is equal that which was computed by the original acquirer of the shares part of the economic group.

The regulations have included an anti-abuse rule which foresees that the exemption on capital gains on shares within the same economic group is not applicable when they were made with a tax oriented main purpose, including while considering the application of tax treaties.

Since our Argentine assets currently represent more than 30% of the value of our total assets on a consolidated basis, a holder that sells or transfers our common shares, acquired after January 1, 2018, would be subject to the Argentine capital gains tax to the extent such common shares represent 10% or more of our equity.

The General Resolution No. 4,227/18 issued by the Argentine Tax Authorities foresees that the tax will be payable either by: (i) the purchaser of the share capital of the foreign entity if it is an Argentine resident, or (ii) by a legal local representative or directly by the seller through an international wire transfer if the purchaser is not an Argentine tax resident.

If the recipient of the capital gain chooses to assess the tax considering the actual net gain method, the recipient shall inform the decision to the withholding agent (if applicable) and provide proof of the acquisition, sale and of what the cost and its adjustment is. The withholding agent or the legal representative, if applicable, shall keep such proof.

If the payment is made by a non-resident seller, the payment should be made within 10 (ten) working days as of the day of the sale. If the seller is a resident of a Non-Cooperating jurisdiction, as defined under Decree No. 862/2019, for purposes of fiscal transparency, then a 35% rate shall be applicable.

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

1.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

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

As of December 31, 2019, our foreign currency-denominated borrowings amounted to an equivalent of U.S.$450.4 million, out of a total of U.S.$1,208.3 million. We do not hedge because a large percentage of our revenues are in U.S. dollars or linked to the U.S. dollar.

Of our total revenue for the years ended December 31, 2019, 2018 and 2017, a substantial amount was in U.S. dollars or was linked to the U.S. dollar because, for example, the revenues are calculated as a percentage of the total revenues of duty-free and other subconcessionaires generated in U.S. dollars.

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

We have significant monetary balances held by our subsidiaries at the end of each fiscal year that are denominated in currencies other than the functional currency of such subsidiaries. The following table sets forth a breakdown of our main monetary net assets and liabilities which may impact our profit and loss:

Currency Exposure/Functional Currency

	For the Year Ended December 31,
	2019	2018	2017
	(in thousands of U.S.$)
U.S. dollar/Argentine peso	(404,260)	(279,334)	(267,045)
Real/U.S. dollar	(687)	-	90,697
U.S. dollar/Armenian dram	(24,359)	(27,300)	(30,291)
Euro/Armenian dram	(9,686)	(29,456)	(50,939)
U.S. dollar/Euro	170	27,304	1,535
Euro/Argentine Peso	(6,745)	-	-
Uruguayan peso/U.S. dollar	(3,148)	(7,745)	(7,455)

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

The relevant exposure by currency pair is set forth below in thousands of U.S. dollars:

U.S. dollar—Euro: As of December 31, 2019, 2018 and 2017, consisting primarily of euro-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries and Luxembourg entities in which the functional currency was the U.S. dollar. A change of 1.0% in the euro—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$1.7 for the year ended December 31, 2019, U.S.$273.0 for the year ended December 31, 2018 and U.S.$15.4 for the year ended December 31, 2017.

Uruguayan peso—U.S. dollar: As of December 31, 2019, 2018 and 2017, consisting primarily of Uruguayan peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries in which the functional currency was the U.S. dollar. A change of 1.0% in the URU$/U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$31.5 for the year ended December 31, 2019, U.S.$77.5 for the year ended December 31, 2018, U.S.$74.6 for the year ended December 31, 2017.

U.S. dollar—Argentine peso: As of December 31, 2019, 2018 and 2017, consisting primarily of U.S. dollar- denominated net monetary assets and liabilities at certain Argentine subsidiaries in which the functional currency was the Argentine peso. A change of 1.0% in the AR$—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$4,042.6 for the year ended December 31, 2019, U.S.$2,793.3 for the year ended December 31, 2018, U.S.$2,670.5 for the year ended December 31, 2017.

U.S. dollar —Armenian dram: As of December 31, 2019, 2018 and 2017, consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the drams—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$243.6 for the year ended December 31, 2019, U.S.$273.0 for the year ended December 31, 2018, U.S.$302.9 for the year ended December 31, 2017.

Euro—Armenian dram: As of December 31, 2019, 2018 and 2017, consisting primarily of euro-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the euro-Armenian dram exchange rate would have generated a pre-tax gain/loss of U.S.$96.9 for the year ended December 31, 2019, U.S.$294.6 for the year ended December 31, 2018, U.S.$509.4 for the year ended December 31, 2017.

Real-U.S. dollar: As of December 31, 2019, 2018 and 2017, consisting primarily of Real-denominated net monetary asset at certain Brazilian subsidiaries which functional currency was the U.S. dollar. A change of 1% in the Real/ USD exchange rate would have generated a pre-tax gain / loss of U.S.$6.9 for the year ended December 31, 2019, U.S.$0 as of December 31, 2018 and U.S.$906.9 for the year ended December 31, 2017.

Euro-Argentine Peso: As of December 31, 2019, consisting primarily of Euro-dominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency was the Argentine Peso. A change of 1% in the Euro/AR$ exchange rate would have generated a pre-tax gain/loss of U.S.$67.5 as of December 31, 2019.

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

The weighted average variable interest rate for our debt instruments denominated in Argentine pesos, euros and Brazilian reais was approximately 7.3% for the year ended December 31, 2019, 8.6% for the year ended December 31, 2018 and 8.9% for the year ended December 31, 2017. Our total borrowings with a variable rate amounted to U.S.$460.6 million (38.1% of total borrowings) for the year ended December 31, 2019, to U.S.$435.0 million (38.6% of total borrowings) for the year ended December 31, 2018, and to U.S.$748.1 million (50.3% of total borrowings) in the aggregate at December 31, 2017.

We estimate that, other factors being constant, a 10% increase in floating rates at year-end would decrease income before income tax expense for the years ended December 31, 2019, 2018 and 2017 by U.S.$4.2 million, U.S.$5.0 million and U.S.$4.1 million, respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

1.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

1.	DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

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

The Disclosure Committee is composed of the Chief Executive Officer, Martín Francisco Antranik Eurnekian: the Chief Financial Officer, Raúl Guillermo Francos; the Head of Legal, Andrés Zenarruza and the Investor Relations Manager, Gimena Albanesi. This Committee oversees and reviews all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.	MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

CAAP’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CAAP as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair representation of its financial statements for external purposes in accordance with IFRS as issued by the IASB.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements or omissions. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. In addition, projections of any evaluation of effectiveness of the internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation and as set forth in its report dated April 3, 2020, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2019. The effectiveness of CAAP’s internal control over financial reporting as of December 31, 2019 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2019, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-2 of our Audited Consolidated Financial Statements herein.

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

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies that applies to all of our directors, officers and employees. We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. See “Directors, Senior Management and Employees—Board Practices—Board Committees— Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers.”

Our Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers are available on the Corporate Governance section of our website at http://www.caap.aero/. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of those documents free of charge upon written request at the following address: 4, rue de la Grève L-1643, Luxembourg, Grand Duchy of Luxembourg.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2019, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2019 and 2018 are detailed below:

	For the Year Ended December 31,
	2019	2018

Audit fees	2,022	2,528
Audit related fees	32	651
Tax fees	73	76
All other fees	37	—
Total	2,164	3,255

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2019 and the fees paid for such services

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act. Our articles of association currently require the Company to have an audit committee. Pursuant to CAAP’s Corporate Governance Code, the audit committee is composed of three members which shall at all times comply with the independence and experience requirements set forth on Rule 10A-3 mentioned above. As of the date of this annual report, our audit committee complies with such requirements. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors.

Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. Although no comparable provisions on audit committee membership exist under Luxembourg law or our articles of association, these are indeed included in our Corporate Governance Code.

Standards for Evaluating Director Independence

Under NYSE standards, the board is required, on a case-by-case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of association require the board to express such an opinion nor to include a definition of “independent.”

Audit Committee Responsibilities

Pursuant to our articles of association, the audit committee shall assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors. The audit committee is required to review material transactions (as defined by the articles of association) between CAAP or its subsidiaries with related parties and also perform the other duties entrusted to it by the board.

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

Disclosure of Corporate Governance Guidelines

NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our articles of association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them.

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our articles of association require the adoption or disclosure of such a code of conduct. However, as stated in our Corporate Governance Code, we have adopted a Code of Conduct and related integrity policies that apply to all directors, officers and employees, which is posted on our website and complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. In addition, we have adopted a supplementary Code of Ethics for Senior Financial Officers which is also posted on our website.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

(1)	Financial Statements

Corporación América Airports S.A.

Audited Consolidated Financial Statements

ITEM 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1.	Amended Articles of Association of Corporación América Airports S.A. (as amended on May 22, 2019).
8.1.	List of Subsidiaries.
12.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2.	Certification of Raúl Guillermo Francos, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2.	Certification of Raúl Guillermo Francos, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Dated: April 8, 2020

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

 As of December 31, 2019 and 2018
and for the years ended December 31, 2019, 2018 and 2017

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L – 1643 Luxembourg

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Emphasis of Matter - Subsequent events - Effects of Covid-19 on operations

We draw attention to Note 30 in the consolidated financial statements in which management has described how Covid-19 is currently affecting the Company operations, the uncertainties related to future impacts on the business, as well as the measures, both taken and planned, to deal with these events or circumstances. Our opinion is not modified in respect of this matter.

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

F-2

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

/s/ Price Waterhouse & Co. S.R.L.

/s/ Miguel Angel Urus
Partner
Buenos Aires, Argentina
April 3, 2020

We have served as the Company's auditor since 2017.

F-3

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

Management conducted an evaluation of the effectiveness of CAAP Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the CAAP Group’s internal control over financial reporting was effective as of December 31, 2019. The effectiveness of CAAP Group’s internal control over financial reporting as of December 31, 2019 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

April  3, 2020

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Raúl Guillermo Francos
Name: Martín Francisco Antranik Eurnekian		Name: Raúl Guillermo Francos
Title: Chief Executive Officer		Title: Chief Financial Officer

F-4

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017

Revenue	5	1,558,640	1,426,145	1,575,153
Cost of services	6	(1,138,425)	(971,425)	(1,029,983)
Gross profit		420,215	454,720	545,170
Selling, general and administrative expenses	7	(168,291)	(171,899)	(194,201)
(Impairment loss) / Reversal of previous impairment	12	(42,801)	-	3,065
Other operating income	8	17,259	20,207	19,953
Other operating expense		(2,747)	(4,054)	(4,838)
Operating income		223,635	298,974	369,149
Share of loss in associates	10,15	(5,353)	(4,146)	(15,841)
Income before financial results and income tax		218,282	294,828	353,308
Financial income	9	51,889	76,281	62,555
Financial loss	9	(233,521)	(331,147)	(302,047)
Inflation adjustment	9	(25,391)	(36,460)	-
Income before income tax expense		11,259	3,502	113,816
Income tax expense	11	(17,079)	(14,101)	(46,925)
(Loss) / Income for the year		(5,820)	(10,599)	66,891
Attributable to:
Owners of the parent		9,099	7,125	63,491
Non-controlling interest		(14,919)	(17,724)	3,400
		(5,820)	(10,599)	66,891

Earnings per share attributable to the owners of the parent	29

Weighted average number of ordinary shares (thousands)		160,022	158,848	148,118

Basic and diluted earnings per share		0.06	0.04	0.43

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
(Loss) / Income for the year		(5,820)	(10,599)	66,891

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		(208)	277	18

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive income / (loss) from associates	15	35	(1,150)	432
Currency translation adjustment		(24,847)	(247,712)	(25,585)
Other comprehensive loss for the year, net of income tax		(25,020)	(248,585)	(25,135)
Total comprehensive (loss) / income for the year		(30,840)	(259,184)	41,756
Attributable to:
Owners of the parent		(4,295)	(154,213)	34,926
Non-controlling interest		(26,545)	(104,971)	6,830
		(30,840)	(259,184)	41,756

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated STATEMENT OF FINANCIAL POSITION

	Notes	At December 31, 2019	At December 31, 2018

ASSETS
Non-current assets
Intangible assets, net	12	3,002,121	2,933,542
Property, plant and equipment, net	13	79,612	74,299
Right-of-use asset	14	8,380	-
Investments in associates	15	9,929	10,886
Other financial assets at fair value through profit or loss	20	3,309	3,372
Other financial assets at amortized cost	20	2,494	2,339
Deferred tax assets	16	147,475	153,486
Other receivables	17	119,954	133,193
Trade receivables	19	1,326	1,419
		3,374,600	3,312,536
Current assets
Inventories	18	11,302	9,769
Other financial assets at fair value through profit or loss	20	17,341	38,007
Other financial assets at amortized cost	20	66,413	42,972
Other receivables	17	101,676	66,531
Current tax assets		10,311	13,701
Derivative financial instruments		27	-
Trade receivables	19	104,877	116,897
Cash and cash equivalents	21	195,696	244,865
		507,643	532,742
Total assets		3,882,243	3,845,278

EQUITY	25
Share capital		160,022	160,022
Share premium		180,486	180,486
Free distributable reserve		385,055	385,055
Non-distributable reserve		1,351,883	1,351,883
Currency translation adjustment		(392,101)	(378,803)
Legal reserves		176	176
Other reserves		(1,324,887)	(1,324,731)
Retained earnings		403,255	394,156
Total attributable to owners of the parent		763,889	768,244
Non-controlling interests		434,725	454,453
Total equity		1,198,614	1,222,697

LIABILITIES
Non-current liabilities
Borrowings	22	1,033,221	1,027,751
Deferred tax liabilities	16	233,115	271,175
Other liabilities	23	848,410	871,596
Lease liabilities	14	5,783	-
Trade payables	24	798	1,508
		2,121,327	2,172,030
Current liabilities
Borrowings	22	175,123	98,907
Other liabilities	23	230,122	225,448
Lease liabilities	14	3,144	-
Current tax liabilities		5,156	11,555
Trade payables	24	148,757	114,641
		562,302	450,551
Total liabilities		2,683,629	2,622,581
Total equity and liabilities		3,882,243	3,845,278

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated statement of changes in equity

	Attributable to owners of the parent
	Share Capital	Share Premium	Free Distributable Reserves	Non-Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings(1)	Total	Non-controlling interests	Total
Balance at January 1, 2019	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Shareholders contributions (Note 25f)	-	-	-	-	-	-	-	-	-	27,506	27,506
Income / (Loss) for the year	-	-	-	-	-	-	-	9,099	9,099	(14,919)	(5,820)
Other comprehensive loss for the year	-	-	-	-	-	(13,298)	(96)	-	(13,394)	(11,626)	(25,020)
Changes in non-controlling interests (Note 25f)	-	-	-	-	-	-	(60)	-	(60)	(20,689)	(20,749)
Balance at December 31, 2019	160,022	180,486	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Balance at January 1, 2018	1,500,000	-	385,055		2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax)	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjustment on initial application of IAS 29 (Note 2.X)	-	-	-	-	-	-	-	246,815	246,815	196,408	443,223
Adjusted balance at January 1, 2018	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	387,205	710,954	532,309	1,243,263
Shareholders contributions (Note 25f)	-	-	-	-	-	-	-	-	-	43,703	43,703
Income/(loss) for the year	-	-	-	-	-	-	-	7,125	7,125	(17,724)	(10,599)
Transfer to legal reserve	-	-	-	-	174	-	-	(174)	-	-	-
Reverse stock split (Note 25a)	(1,351,883)	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 25a and 25c)	11,905	180,486	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive loss for the year	-	-	-	-	-	(161,503)	165	-	(161,338)	(87,247)	(248,585)
Changes in non-controlling interests (Note 25d and 25f)	-	-	-	-	-	-	19,112	-	19,112	(16,588)	2,524
Balance at December 31, 2018	160,022	180,486	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Balance at January 1, 2017	20	-	1,907,328	-	2	(188,721)	(1,344,022)	74,543	449,150	354,174	803,324
Shareholders contributions (Note 25b)	-	-	6,600	-	-	-	-	-	6,600	-	6,600
Refund of cash contributions (Note 25b)	-	-	(28,893)	-	-	-	-	-	(28,893)	-	(28,893)
Conversion (Note 25a)	1,499,980	-	(1,499,980)	-	-	-	-	-	-	-	-
Income for the year	-	-	-	-	-	-	-	63,491	63,491	3,400	66,891
Other comprehensive (loss) / income for the year	-	-	-	-	-	(28,579)	14	-	(28,565)	3,430	(25,135)
Changes in non-controlling interests (Note 25f)	-	-	-	-	-	-	-	-	-	(25,645)	(25,645)
Balance at December 31, 2017	1,500,000	-	385,055	-	2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017

Cash flows from operating activities
(Loss) / Income for the year		(5,820)	(10,599)	66,891
Adjustments for:
Amortization and depreciation	12,13	182,270	175,829	138,130
Deferred income tax	11	(31,346)	(24,999)	(41,843)
Current income tax	11	48,425	39,100	88,768
Share of loss in associates	10	5,353	4,146	15,841
(Impairment loss) / Reversal of previous impairment	12	42,801	-	(3,065)
(Gain) / Loss on disposals of property, plant and equipment and intangible assets		(16)	3,170	3,210
Unpaid concession fees		47,658	45,581	44,159
Low value, short term and variable lease payments	14	(2,831)	-	-
Changes in liability for concessions	9	88,488	86,331	98,122
Interest expense	9	92,687	96,301	115,223
Other financial results, net		(36,210)	(22,467)	(28,955)
Net foreign exchange	9	37,390	91,434	59,221
Other accruals		22,763	4,027	7,033
Inflation adjustment		41,032	35,901	-
Acquisition of Intangible assets	12,28	(353,725)	(206,622)	(255,488)
Income tax paid		(45,213)	(45,664)	(105,716)
Changes in working capital	28	(153,419)	(79,808)	(250,953)
Net cash (used in) / provided by operating activities		(19,713)	191,661	(49,422)

Cash flows from investing activities
Cash contribution in associates		(4,425)	(2,907)	-
Acquisition of other financial assets		(103,421)	(76,671)	(51,202)
Disposals of other financial assets		110,005	39,406	31,608
Purchase of Property, plant and equipment	13	(17,117)	(11,139)	(11,503)
Acquisition of Intangible assets	12	(960)	(1,176)	(1,664)
Loans with related parties		4,157	(3,349)	(12,762)
Proceeds from sale of Property, plant and Equipment		23	49	175
“Piana di Castello” land advance		-	(3,583)	-
Others		(408)	185	186
Net cash used in investing activities		(12,146)	(59,185)	(45,162)
Cash flows from financing activities
Proceeds from cash contributions	25	27,506	43,703	6,600
Refund of cash contributions	25	-	-	(28,893)
Additional acquisitions in subsidiaries	25	-	(40,731)	-
Disposal of partial interest in subsidiaries	25	-	56,638	-
Proceeds from borrowings		196,977	194,546	594,439
Initial Public Offering		-	195,601	-
Initial Public Offering expenses paid		-	(5,495)	-
Release of guarantee deposits		-	92,913	-
Release of restricted cash		-	-	30,873
Leases payments	14	(5,130)	-	-
Loans paid	22	(90,457)	(517,253)	(250,276)
Interest paid	22	(78,832)	(70,637)	(106,953)
Guarantee deposit		(3,007)	-	(92,999)
Dividends paid		(22,482)	(14,965)	(23,836)
Net cash provided by/ (used in) financing activities		24,575	(65,680)	128,955

(Decrease) / Increase in cash and cash equivalents		(7,284)	66,796	34,371
Cash and cash equivalents
At the beginning of the year	21	244,865	221,601	182,116
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(41,885)	(43,532)	5,114
(Decrease) / Increase in cash and cash equivalents		(7,284)	66,796	34,371
At the end of the year	21	195,696	244,865	221,601

Information of non-cash transactions has been disclosed in Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Index TO the notes to the consolidated financial statements

1	General information and initial public offering
2	Basis of presentation and accounting policies
3	Financial risk management
4	Segment information
5	Revenue
6	Cost of services
7	Selling, general and administrative expenses
8	Other operating income
9	Financial results, net
10	Share of loss in associates
11	Income tax expense
12	Intangible assets, net
13	Property, plant and equipment, net
14	Leases
15	Investments in associates
16	Deferred income tax
17	Other receivables
18	Inventories
19	Trade receivables
20	Other financial assets
21	Cash and cash equivalents
22	Borrowings
23	Other liabilities
24	Trade payables
25	Equity
26	Contingencies, commitments and restrictions on the distribution of profits
27	Related party balances and transactions
28	Cash flow disclosures
29	Earnings per share
30	Subsequent events

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information and initial public offering

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

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

Initial Public Offering

In connection with the initial public offering, the Company was converted on September 14, 2017, from a Luxembourg Limited Liability Company named A.C.I. Airports International S.à r.l. (“ACI”) into a Luxembourg Corporation and changed its name to Corporación América Airports S.A. (the “Conversion”). In conjunction with the Conversion, all of the Company’s outstanding equity interests were converted into one billion five hundred million (1,500,000,000) shares of common stock which were held by ACI Airports S.à r.l. (the “Shareholder”). In connection with the Conversion, Corporación América Airports S.A. continues to hold all assets of ACI and assumes all of its liabilities and obligations.

The main adjustment of the Conversion principally gave effect to the recognition of the share capital of Corporación América Airports S.A. for a total nominal value of USD 1,500 million (USD 1 per share) and the elimination of the shares of A.C.I. Airports International S.à r.l. for a total amount of USD 20 thousand and of the Free distributable reserves for a total amount of USD 1,499.9 million.

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

These consolidated financial statements have been approved for issuance by the Company on April 3, 2020.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies

A. Summary of significant accounting policies

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

The fiscal year begins on January 1 and ends on December 31.

New and amended standards adopted by the Group

The group has applied the following standard for the first time for their annual reporting period commencing on January 1, 2019:

-	IFRS 16 Leases

-	Prepayment Features with Negative Compensation – Amendments to IFRS 9
-	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28
-	Annual Improvements to IFRS Standards 2015 – 2017 Cycle
-	Plan Amendment, Curtailment or Settlement – Amendments to IAS 19
-	Interpretation 23 Uncertainty over Income Tax Treatments.

The group had to change its accounting policies as a result of adopting IFRS 16. The group elected to apply the simplified transition approach and has not restated comparative amounts for the year prior to first adoption. This is disclosed in Note 2.Y. The other amendments and interpretations listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

During the period ended December 31, 2018, the group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2018:

-	IFRS 9 Financial Instruments

-	IFRS 15 Revenue from Contracts with Customers

-	Annual Improvements 2014-2016 cycle

-	Interpretation 22 Foreign Currency Transactions and Advance Consideration

The group had to change its accounting policies and make certain retrospective adjustments following the adoption of IFRS 9 as disclosed in Note 3.A(iii).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies

A. Summary of significant accounting policies (Cont.)

New and amended standards not yet adopted for CAAP

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2019 reporting periods and have not been early adopted by the group. The group’s management is currently evaluating the potential impact of the new standards and interpretations that are set out below.

Other standards and interpretations non-significant for the Company’s financial statements:

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

Unrealized gains or losses arising from transactions between the Group and its associates are eliminated to the extent of CAAP’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group. The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Statement of Income under Share of loss in associates and Share of other comprehensive income / (loss) from associates. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

(3)        List of Subsidiaries

Detailed below are the subsidiaries of the Company which have been consolidated in the Consolidated Financial Statements. The percentage of ownership refers to the direct and indirect ownership of Corporación América Airports S.A in their subsidiaries at each period-end.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B          Group accounting policies (Cont.)

(3)        List of Subsidiaries (Cont.)

Holdings companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2019	2018	2017
Abafor S.A. (1)	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI Airport Sudamérica S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (AIA) (1)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Cargo & Logistics S.A. (1)	Argentina	Argentine pesos	Holding company	81.49%	81.49%	81.49%
CASA Aeroportuaria S.A. (2)	Argentina	Argentine pesos	Holding company	-	99.98%	99.98%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A. (2)	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporación América Italia S.p.A.	Italy	Euros	Holding company	75.00%	75.00%	100.00%
Corporación América S.A.	Argentina	Argentine pesos	Holding company	95.37%	95.37%	95.37%
Corporación América Sudamericana S.A.	Panamá	U.S. dollars	Holding company	94.69%	94.69%	94.69%
DICASA Spain S.A.U. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
GOFI Investments S.L (3)	Spain	Euros	Holding company	-	-	100.00%
Inframerica Participaçoes S.A. (1)	Brazil	Brazilian real	Holding company	99.97%	99.96%	99.96%
Yokelet S.L. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%

(1) These companies do not have relevant net assets other than the share of ownership in the operating companies included in the table below.

(2) These companies were merged on June 30, 2019.

(3) This company was dissolved on March 15, 2018.

Operating companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2019	2018	2017
ACI do Brasil S.A.	Brazil	Brazilian real	Service company	99.99%	99.99%	-
Aerocombustibles Argentinos S.A.	Argentina	Argentine pesos	Fueling company	92.98%	92.98%	92.98%
Aeropuerto de Bahía Blanca S.A.	Argentina	Argentine pesos	Airports Operation	81.06%	81.06%	81.06%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (4)	Argentina	Argentine pesos	Airports Operation	81.29%	81.29%	81.29%
Aeropuertos del Neuquén S.A.	Argentina	Argentine pesos	Airports Operation	74.10%	74.10%	74.10%
Armenia International Airports C.J.S.C.	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
Consorcio Aeropuertos Internacionales S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A.	Argentina	Argentine pesos	Fuel plants	76.29%	76.29%	76.29%
Inframerica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	Brazil	Brazilian real	Airports Operation	50.98%	50.98%	50.98%
Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	Brazil	Brazilian real	Airports Operation	99.98%	99.98%	99.97%
Paoletti América S.A. (5)	Argentina	Argentine pesos	Service company	40.65%	40.65%	40.65%
Puerta del Sur S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A.	Argentina	Argentine pesos	Service company	81.39%	81.39%	81.39%
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (6)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A.	Argentina	Argentine pesos	Service company	56.91%	56.91%	56.91%
Toscana Aeroporti S.p.A. (7) (8)	Italy	Euros	Airports Operation	46.71%	46.71%	51.13%
Villalonga Furlong S.A.	Argentina	Argentine pesos	Service company	81.50%	81.50%	81.50%

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B          Group accounting policies (Cont.)

(3)        List of Subsidiaries (Cont.)

(6) The group has control over this company based on having power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(7) The group has control over this company based on having a majority stake in Corporación América Italia S.A. that has 62.28% of ownership of Toscana Aeroporti S.p.A., power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(8) The group Toscana Aeroporti S.p.A. has control over the following companies: Jet Fuel Co. S.r.l., Parcheggi Peretola S.r.l., Toscana Aeroporti Engineering S.r.l., Toscana Aeroporti Handling S.r.l. and Vola S.r.l.

Summarized financial information in respect of each of the Group´s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	Toscana Aeroporti S.p.A.
	December 31, 2019	December 31, 2018
Non-current assets	245,541	239,489
Current assets	55,248	51,192
Total assets	300,789	290,681
Non-current liabilities	60,650	65,552
Current liabilities	105,298	89,414
Total liabilities	166,523	154,966
Equity	134,266	135,715
Revenue	145,633	155,482
Gross profit	41,061	40,405
Operating income	25,938	26,795
Financial Results	(1,752)	(1,543)
Share of income in associates	35	43
Income tax expense	(8,174)	(7,927)
Net income	16,047	17,368
Other comprehensive loss for the year	(2,722)	(6,115)
Total comprehensive income for the year	13,325	11,253
Dividends paid	(14,774)	(11,757)

Increase/(Decrease) in cash
Provided by operating activities	24,166	24,552
Used in investing activities	(8,452)	(11,765)
Used in financing activities	(9,240)	(11,181)

	Terminal Aeroportuaria de Guayaquil S.A.
	December 31, 2019	December 31, 2018
Non-current assets	63,914	46,009
Current assets	50,629	44,145
Total assets	114,543	90,154
Non-current liabilities	17,839	2,098
Current liabilities	49,616	45,130
Total liabilities	67,455	47,228
Equity	47,088	42,926
Revenue	109,608	89,226
Gross profit	37,650	37,844
Operating income	20,663	18,717
Financial Results	125	(49)
Share of income in associates	-	-
Income tax expense	(2,047)	(4,053)
Net income	18,741	14,615
Other comprehensive income for the year	36	63
Total comprehensive income for the year	18,777	14,678
Dividends paid	(14,616)	(16,954)

Increase/(Decrease) in cash
Provided by operating activities	8,233	24,743
Provided by / (Used in) investing activities	18,035	(427)
Used in financing activities	(619)	(22,298)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B             Group accounting policies (Cont.)

(3)          List of Subsidiaries (Cont.)

	Inframerica Concessionária do Aeroporto de Brasília S.A.
	December 31, 2019	December 31, 2018
Non-current assets	1,022,213	1,114,656
Current assets	42,369	38,807
Total assets	1,064,581	1,153,463
Non-current liabilities	972,476	1,036,857
Current liabilities	121,564	99,566
Total liabilities	1,094,040	1,136,423
Equity	(29,459)	17,040
Revenue	102,438	107,359
Gross profit	23,069	20,905
Operating income	12,592	4,188
Financial Results	(112,933)	(113,639)
Share of income in associates	-	-
Income tax expense	-	41,989
Net loss	(100,341)	(67,462)
Other comprehensive loss for the year	(2,307)	(10,552)
Total comprehensive loss for the year	(102,648)	(78,014)
Dividends paid	-	-

Increase / (Decrease) in cash
(Used in) / Provided by operating activities	(34,947)	42,185
Used in investing activities	(106)	(344)
Provided by / (Used in) financing activities	43,286	(30,561)

	Aeropuertos Argentina 2000 S.A.
	December 31, 2019	December 31, 2018
Non-current assets	1,223,668	1,053,818
Current assets	145,516	199,532
Total assets	1,369,184	1,253,350
Non-current liabilities	513,118	503,679
Current liabilities	217,989	146,274
Total liabilities	731,107	649,953
Equity	638,077	603,397
Revenue	924,842	813,248
Gross profit	222,733	257,940
Operating income	149,788	197,846
Financial Results	(62,682)	(137,265)
Share of income in associates	-	-
Income tax expense	11,647	(33,388)
Net income	98,753	27,193
Other comprehensive loss for the year	(19,094)	(214,547)
Total comprehensive income / (loss) for the year	79,659	(187,354)
Dividends paid	(52,354)	-

Increase / (Decrease) in cash
(Used in) / Provided by operating activities	(66,850)	57,527
Provided by / (Used in) investing activities	14,639	(3,732)
Provided by / (Used in) financing activities	12,469	(33,687)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

C             Foreign currency translation

(1)          Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency and the Group´s presentation currency.

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

(3)          Translation of financial information in currencies other than the Company’s functional currency

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

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency Translation Adjustment”. As of December 31, 2019, 2018 and 2017, the Company recognized a translation loss of USD 24.8 million, USD 247.7 million and USD 25.6 million, respectively, arising from the translation of the investments in Argentina, Brazil, Italia and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in income as a gain or loss from the sale of such subsidiary.

D             Intangible assets

(1)          Concession Assets

The Group, through some of its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	Puerta del Sur S.A. and Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), of major airports in Uruguay(Montevideo and Punta del Este).
-	Toscana Aeroporti S.p.A. (“TA”) a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. of Brasilia and São Gonçalo do Amarante airports, respectively.
-	Terminal Aeroportuaria de Guayaquil S.A. (TAGSA) of Guayaquil airport, “José Joaquin de Olmedo”.
-	Aeropuertos Argentina 2000 S.A. 35 airports in Argentina.
-	Armenia International Airports C.J.S.C. of the “Zvartnots” International Airport of Yerevan, Republic of Armenia.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

D             Intangible assets (Cont.)

(1)          Concession Assets (Cont.)

The concession agreements are accounted for in accordance with the principles included in IFRIC 12 “Service Concession Arrangements”. The Company recognized an intangible asset for:

a)	Fixed fees payables as the result of the acquisition of the right (license) to charge users for the service of airport concession (see Note 23),
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

Accounting of the fixed concession fee under the Brazilian concession agreements is described in Note 23 a).

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

The concession fee paid to the grantor derived from the concession agreements are recognized depending on the terms defined in the concession agreement:

a)	Fixed concession fee is recognized at the beginning of the concession as it is reliably measurable, as a counterpart an intangible asset is recognized, this type of fee is independent form the revenue.

b)	Variable fees payables that are defined as a percentage over certain revenue streams, recognized monthly by monthly in the income statement.

Each operating company is responsible for obtaining the necessary guarantees for the commitments assumed in each concession. They are mostly covered by insurance that it is paid in advance and it is recorded in Other receivables, and is accrued over the life of the coverage.

Main commitments under each concession agreement are included in Note 26 b.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

E              Property, plant and equipment

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

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in Other operating (expense) / income in the Consolidated Statement of Income.

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

(a)       Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment in associates and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Assets that have an indefinite useful life or assets not ready to use are not subject to amortization and are tested annually for impairment.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

F              Critical accounting estimates and judgments (Cont.)

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

H             Trade and other receivables

Trade receivables are initially recognized at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 3A(iii) for a description of the group’s impairment policies.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

J              Equity (Cont.)

(2)          Share capital

Share capital is stated at nominal value. The Company had an authorized share capital of 20,000 shares having a nominal value of USD 1 per share as of December 31, 2016. As a consequence of the Conversion of the Company mentioned in Note 1 the share capital as of December 31, 2017 has a nominal value of USD 1,500 million (USD 1 per share). According to Note 1, and considering the reverse stock split and the initial public offering, share capital as of December 31, 2019 and 2018 is USD 160 million (USD 1 per share).

All issued shares are fully paid.

Pursuant to Luxembourg regulations, contributions in kind made by shareholders must be at fair value and must be considered as Free Distributable Reserve.

(3)           Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company. Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26 c.).

(4)          Other reserves

SCF’s airport business was historically conducted through a large number of entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by SCF during all the periods presented. In order to facilitate the Company’s initial public offering, SCF completed a reorganization (the “Reorganization”) whereby, each of the operating and holding entities under SCF´s common control, were ultimately contributed to the Company.

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

(5)           Non-controlling interest

The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Other reserves within equity attributable to owners of Corporación América Airports S.A.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

L             Current and Deferred income tax (Cont.)

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

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

The concession agreements in the different jurisdictions include certain commitments to be complied by each company. These commitments can be grouped in two categories:

● Works that can be classified as standard maintenance of the infrastructure, which are expensed as incurred.

● Major scheduled maintenance and refurbishments of the infrastructure in the future.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

P             Concession fee payable

Each concession agreement determines different types of concession fees to be paid to the corresponding regulatory authority. Fees could be fixed or variable. Some concession agreements establish both a minimum fixed payment, and an additional variable amount if certain conditions are met (such as a minimum number of passengers, among others).

For those concession agreements that require payment of a fixed amount, the Company recognized the obligation at present value. The increase in the provision due to the passage of time is recognized as interest expense. The variable concession fees paid to the grantor derived from the concession agreements are recognized as cost of the period. The fixed concession fee payable is capitalized at the inception of the agreement as concession assets- intangible asset.

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

As explained in Note 2.A above, the Group has changed its accounting policy for leases where the group is the lessee. The new policy and its impact is described in Note 2.Y.

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

Revenue from aeronautical services, derived from the use of airports facilities by aircrafts and passengers, is recognized over time as the services are provided. The Group considers that it has completed its performance obligations when the services are rendered to its customers. The Group does not defer collection terms in excess of the normal market terms, so there is no need to distinguish between a commercial component and a revenue interest component.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

R             Revenue recognition (Cont.)

Contracts relating to the sub-concession of spaces and commercial areas (non-aeronautical revenues) are excluded from the application of IFRS 15 as they fall within the scope of IFRS 16 “Leases”, see Note 2.Y.

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

Effective January 1, 2018, the Group adopted IFRS 15 using the modified retrospective adoption approach. No cumulative effect adjustment was recorded upon transition to IFRS 15.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

V             Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in “Other financial income/loss” line.

Derivatives are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

Derivative financial instruments are classified within Level 2 of the fair value hierarchy.

W            Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Group´s Board of Directors. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 4.

For management purposes, the Company analyzes its business based on strategic business units providing airport and non-airport services to clients in the different countries where business units are located. Assets, liabilities and results from holding companies are included as Unallocated.

X             Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

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

The price index as of December 31, 2019 was 283.44 (184.25 as of December 31, 2018) and the conversion factor derived from the indexes for the year ended December 31, 2019, was 1.54 (1.48 as of December 31, 2018).

The main procedures for the above-mentioned adjustment are as follows:

● Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

● Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders’ equity are adjusted by applying the relevant conversion factors at the date of the transactions.

● All items in the statement of income are restated by applying the relevant conversion factors.

● The effect of inflation on the Company’s net monetary position is included in Inflation adjustment in the statement of income. Exchange rate gains and losses derived from the net monetary position are presented in real (inflation-adjusted) terms.

● The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting. This is because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of the current period is included in Other comprehensive (loss) / income for the period line.

● On the initial application of IAS 29, comparative amounts were the figures presented as current year amounts in the relevant prior year financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy. Therefore, the adjustment of the restated amounts of net assets as of prior period to reflect the cumulative inflation was included as an initial balance adjustment within Retained earnings line.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

Y       Change in accounting policies

The group has applied the following standard for the first time for its annual reporting period commencing January 1, 2019:

IFRS 16, “Leases”

The group has adopted IFRS 16 retrospectively as of January 1, 2019, but has not restated comparatives for the 2018 reporting period as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

(a) Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.2%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Lease liabilities
Operating lease commitments as at December 31, 2018	14,167
Discounted using lessee’s incremental borrowing rate	(2,204)
Operating lease commitments discounted at the date of initial application	11,963
Add: finance lease liabilities recognized as at December 31, 2018	1,715
(Less): short-term leases recognized on a straight-line basis as expense	(59)
(Less): low-value leases recognized on a straight-line basis as expense	(70)
Lease liability recognized as at January 1, 2019	13,549
Of which are:
Current lease liabilities	4,942
Non-current lease liabilities	8,607
13,549

Right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as at December 31, 2018. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

The recognized right-of-use assets as at January 1, 2019 relate to the following types of assets:

At January 1, 2019
Right-of-use asset
Land, building and improvements	10,103
Plant and production equipment	1,224
Vehicles, furniture and fixtures	519
11,846

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

- right-of-use assets – increase by USD 11,846

- prepayments – decrease by USD 12

- borrowings – decrease by USD 1,715

- lease liabilities – increase by USD 13,549

There was no impact on retained earnings on January 1, 2019.

(b) Practical expedients applied

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

- reliance on previous assessments on whether leases are onerous

- the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

- the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

- the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

Y       Change in accounting policies (Cont.)

IFRS 16, “Leases” (Cont.)

(c) The group’s leasing activities and how these are accounted for

The group as a lessee

The group acts as a lessee renting various offices, equipment and cars.

Until the 2018 financial year, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

- fixed payments (including in-substance fixed payments), less any lease incentives receivable

- variable lease payment that are based on an index or a rate

- amounts expected to be payable by the lessee under residual value guarantees

- the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

- payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability

- any lease payments made at or before the commencement date less any lease incentives received

- any initial direct costs, and

- restoration costs.

Payments associated with short-term leases, leases of low-value assets and variable leases that do not depend on an index or rate are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

The group as a lessor

The group acts as a lessor regarding leases and sub-concession of spaces with third parties at its airports facilities.

The Group’s accounting policy under IFRS 16 has not changed from the comparative period. As a lessor the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management

The Group’s operations expose it to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and liquidity risk.

The Group manages its financial risk exposure independently at each operating subsidiary, however, decisions are discussed by the Board of Directors (“BOD”) members.

The most significant financial risks to which the Group is exposed are detailed below.

A. Financial Risk Factors

(i)	Market risk

●	Foreign exchange risk

The Group operates in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. In addition, the Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. As of December 31, 2018, the Group did not enter into derivative financial instruments to cover foreign exchange risks.

As of May 29, 2019, CAAP’s subsidiary in Brazil entered into a currency swap in order to manage the exchange rate exposure generated by loan future payables in U.S. dollars. This financial instrument was not entered into for speculative purposes, but neither was formally designated and therefore did not qualify as hedging instrument for accounting purposes and as a result changes in its fair value is recognized in profit or loss within other financial income or loss.

In order to manage foreign exchange risk, the Group has added to its strategy the use of derivative financial instruments together with its previous policy of minimizing net positions of assets and liabilities denominated in foreign currencies.

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

Currency Exposure / Functional currency	As of December 31, 2019	As of December 31, 2018

U.S. dollar / Argentine Peso	(404,260)	(279,334)
Euro / Armenian dram	(9,686)	(29,456)
U.S. dollar / Armenian dram	(24,359)	(27,300)
U.S. dollar / Euro	170	27,304
Euro / Argentine Peso	(6,745)	-
Uruguayan Peso / U.S. dollar	(3,148)	(7,745)

The relevant exposures correspond to:

■	U.S. dollar / Argentine Peso

As of December 31, 2019 and 2018 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the Argentine Peso. A change of 1% in the ARS/ USD exchange rate would have generated a pre-tax gain / loss of USD 4,042.6 as of December 31, 2019 (USD 2,793.3 as of December 31, 2018).

■	Euro / Armenian dram

As of December 31, 2019 and 2018 consisting primarily of Euro -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax gain / loss of USD 96.9 as of December 31, 2019 (USD 294.6 as of December 31, 2018).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(i)	Market risk (Cont.)

●	Foreign exchange risk (Cont.)

■	U.S. dollar / Armenian dram

As of December 31, 2019 and 2018 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 243.6 as of December 31, 2019 (USD 273.0 as of December 31, 2018).

■	U.S. dollar / Euro

As of December 31, 2019 and 2018 consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at certain Spanish entities which functional currency is the Euro. A change of 1% in the USD/Euro exchange rate would have generated a pre-tax gain / loss of USD 1.7 as of December 31, 2019 (USD 273.0 as of December 31, 2018).

■	Euro / Argentine Peso

As of December 31, 2019 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the Argentine Peso. A change of 1% in the Euro/ ARS exchange rate would have generated a pre-tax gain / loss of USD 67.5 as of December 31, 2019.

■	Uruguayan Peso / U.S. dollar

As of December 31, 2019 and 2018 consisting primarily of Uruguayan Peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries which functional currency is the U.S. dollar. A change of 1% in the UYU / USD exchange rate would have generated a pre-tax gain / loss of USD 31.5 as of December 31, 2019 (USD 77.5 as of December 31, 2018).

(ii)	Interest rate risk

The Group's interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group's fixed-rate and floating-rate borrowings as of December 31, 2019 and 2018.

	At December 31,
	2019	2018
Fixed rate	747,712	693,771
Variable rate	460,632	432,887
	1,208,344	1,126,658

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would decrease profit before income tax for the year ended December 31, 2019 and 2018, USD 4,233 and USD 4,984 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group's financial instruments. The actual impact of rate changes on the Group's financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

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

Each subsidiary is responsible for managing and analyzing credit risk of its trade receivable, for each of their new customers before standard payment and delivery terms and conditions are offered. There is no significant concentration of credit risk from customers except from AA2000 key client airline mentioned in Note 26.a.

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

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The loss allowance provision as at December 31, 2019 and December 31, 2018 was determined as follows for trade receivables:

			Past due
	Trade Receivables	Not due	0-30 days	30-60 days	60-90 days	90-180 days	>180 days
At December 31, 2019
Trade receivables – gross carrying amount	158,937	58,924	20,670	6,980	4,507	15,604	52,252
Expected loss rate (*)		1%	3%	10%	33%	60%	76%
Provision for loss allowance	(52,734)	(843)	(626)	(688)	(1,495)	(9,366)	(39,716)
Trade receivables, net	106,203	58,081	20,044	6,292	3,012	6,238	12,536

			Past due
	Trade Receivables	Not due	0-30 days	30-60 days	60-90 days	90-180 days	>180 days
At December 31, 2018
Trade receivables – gross carrying amount	144,343	60,977	25,477	6,962	5,141	9,775	36,011
Expected loss rate (*)		0%	4%	10%	25%	22%	58%
Provision for loss allowance	(26,027)	-	(999)	(723)	(1,290)	(2,181)	(20,834)
Trade receivables, net	118,316	60,977	24,478	6,239	3,851	7,594	15,177

(*) Average expected loss rate. As of December 31, 2019, includes effect of Argentine customer situation as described in Note 26.a.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

The closing loss allowances for trade receivables as at December 31, 2019, 2018 and 2017 reconcile to the opening loss allowances as follows:

	2019	2018	2017*
Balance at January 1,	(26,027)	(20,549)	(14,551)
Adjustment on adoption of IFRS 9	-	3,865	-
Adjusted balance at January 1,	(26,027)	(16,684)	-
Bad debts of the year	(33,757)	(12,748)	(7,672)
Recoveries	2,622	3,190	268
Write off	8,851	811	403
Translation differences and inflation adjustment	(4,423)	(596)	1,003
Balance at December 31,	(52,734)	(26,027)	(20,549)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets:

	2019	2018	2017*
Impairment losses
- movement in provision for impairment	(33,876)	(12,748)	(7,672)
Reversal of previous impairment losses	2,908	3,190	268
Net impairment losses on financial assets	(30,968)	(9,558)	(7,404)

Previous accounting policy for impairment of trade receivables

* In 2017, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively, to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables, the estimated impairment losses were recognized in a separate provision for impairment.

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

Liquid financial assets as a whole (comprising cash and cash equivalents) were 5.04% of total assets at the end of 2019 compared to 6.37% at the end of 2018. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(v)	Capital Management

The capital structure of the Group consists of shareholders’ equity and short-term to long-term net borrowings. The type and maturity of the Group's borrowings are analyzed further in Note 22. The Group's equity is analyzed into its various components in the statement of changes in equity.

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

	At December 31,
	2019	2018
Borrowings	1,208,344	1,126,658
Less: Cash and cash equivalents	(195,696)	(244,865)
Net borrowings	1,012,648	881,793
Equity	1,198,614	1,222,697

Debt ratio	84%	72%

(vi)	Argentina economical context

CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have recently experienced a strong volatility as a consequence of political and economic uncertainties, both in national and international environments.

In the local Argentine market, specifically, since the interruption of external voluntary financing, the premium attached to country risk has increased resulting in a progressive loss of the Argentine financial assets value, including debt securities and stock prices. At the same time, the Argentine peso has experienced a sharp drop while annual inflation of reached 52.9% year to year, capital controls were implemented and the ARS/USD rate was devalued by 37% during 2019 while the Argentine peso in the “blue chip market” went through further erosion.

An unexpected significant outflow of U.S. dollars deposits from the domestic banks (consequently generating a decrease in Argentine Central Bank reserves) occurred after the first round of primary presidential elections triggering an increase in the reference ARS policy interest rate to levels above 80%. More recently, in March 2020, local interest rates experienced a significant reduction to levels of 35-40% accompanying a drop in the latest inflation indices.

The authorities inaugurated on December 10, 2019 started implementing several initiatives in the economic field signaling an Emergency situation. Among them, they further postponed payments scheduled for domestic government debt and announced intentions to restructure foreign public sector liabilities. They also strengthened restrictions to operate in the foreign exchange market and froze public services tariffs in order to review their price adjustment formulas, among others.

Upon request from the Executive, the Federal Congress passed a series of emergency bills aimed at improving fiscal accounts projections, including increasing certain tax rates while reducing outlays and temporarily transferring more discretional power to the Federal Administration.

Under these circumstances, with uncertainties related to the economic program and higher volatility, the impact on Argentine financial assets was felt. Due to the significance of the Argentine subsidiaries in CAAP´s business. its stock price was no exception. In fact, between December 31, 2019 and February 28, 2020, the Buenos Aires Stock Exchange S&P Merval Index experienced a 24% decline measured at the “freely available dollar Arg. peso/US dollar rate” (blue chip rate), while the Company’s shares at the New York Stock Exchange (“NYSE”) declined 29%. In the previous quarter, Q4-2019, its share price in the NYSE increased 32% while the Buenos Aires Stock Exchange S&P Merval Index experienced a 22% surge, both measured at the “freely available dollar Arg. peso/US dollar rate” (blue chip rate).

Considering this situation, the Company continues to assess the evolution of the above-mentioned variables and any other factors, such as the outbreak of Coronavirus, in order to identify the unforeseen potential effects that could alter its business and performance.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

B. Financial instruments by category

December 31, 2019	Assets at fair value through profit and loss	Assets at amortized cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	106,203	106,203
Other receivables	-	135,491	135,491
Other financial assets (*)	20,650	68,907	89,557
Derivative financial instruments	27	-	27
Cash and cash equivalents	-	195,696	195,696
Total	20,677	506,297	526,974

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,208,344	1,208,344
Leases liabilities	-	8,927	8,927
Trade payables and other liabilities	-	1,076,329	1,076,329
Total	-	2,293,600	2,293,600

December 31, 2018	Assets at fair value through profit and loss	Assets at amortized cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	118,316	118,316
Other receivables	-	136,698	136,698
Other financial assets (*)	41,379	45,311	86,690
Cash and cash equivalents	-	244,865	244,865
Total	41,379	545,190	586,569

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,126,658	1,126,658
Trade payables and other liabilities	-	1,082,799	1,082,799
Total	-	2,209,457	2,209,457

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information

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

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total *
Year ended December 31, 2019
Revenue	935,035	217	116,581	-	107,744	16,888	133,463	109,608	145,635	-	(12,326)	5,795	1,558,640
Cost of services	(711,144)	(18)	(96,210)	-	(54,218)	(12,968)	(82,472)	(71,958)	(104,573)	-	9,191	(14,055)	(1,138,425)
Gross profit / (loss)	223,891	199	20,371	-	53,526	3,920	50,991	37,650	41,062	-	(3,135)	(8,260)	420,215
Selling, general and administrative expenses	(88,083)	(308)	(12,515)	(115)	(12,625)	(1,346)	(12,259)	(17,035)	(15,012)	-	3,137	(12,130)	(168,291)
Impairment loss	-	-	(42,801)	-	-	-	-	-	-	-	-	-	(42,801)
Other operating income	15,474	38	1,341	-	131	49	103	140	-	-	(17)	-	17,259
Other operating expenses	(1,075)	-	(332)	-	(346)	(75)	(731)	(93)	(111)	-	16	-	(2,747)
Operating income / (loss)	150,207	(71)	(33,936)	(115)	40,686	2,548	38,104	20,662	25,939	-	1	(20,390)	223,635
Share of loss in associates	-	-	-	-	-	-	-	-	35	(5,088)	-	(300)	(5,353)
Amortization and depreciation	91,217	-	11,788	-	12,124	1,024	13,724	4,646	12,530	-	-	15,394	162,447
Adjusted Ebitda	241,424	(71)	(22,148)	(115)	52,810	3,572	51,828	25,308	38,504	(5,088)	1	(5,296)	380,729
Construction services revenue	(308,296)	-	-	-	(6,110)	-	(11,591)	(14,888)	(9,379)	-	-	-	(350,264)
Construction services cost	308,072	-	-	-	6,110	-	11,255	14,888	7,673	-	-	-	347,998
Adjusted Ebitda excluding Construction Services	241,200	(71)	(22,148)	(115)	52,810	3,572	51,492	25,308	36,798	(5,088)	1	(5,296)	378,463
Construction services revenue	308,296	-	-	-	6,110	-	11,591	14,888	9,379	-	-	-	350,264
Construction services cost	(308,072)	-	-	-	(6,110)	-	(11,255)	(14,888)	(7,673)	-	-	-	(347,998)
Adjusted Ebitda	241,424	(71)	(22,148)	(115)	52,810	3,572	51,828	25,308	38,504	(5,088)	1	(5,296)	380,729
Financial income													51,889
Financial loss													(233,521)
Inflation adjustment													(25,391)
Amortization and depreciation													(162,447)
Income before income tax expense													11,259
Income tax expense													(17,079)
Net loss													(5,820)

Current assets	149,064	139	47,726	140	16,691	4,222	57,323	50,629	55,249	-	(59,393)	185,853	507,643
Non-current assets	1,235,497	22	1,106,996	104	151,717	6,425	169,130	63,914	245,541	8,059	(768)	387,963	3,374,600
Capital Expenditure	308,301	-	5,347	-	7,040	2,332	13,270	18,198	17,905	-	(33)	13	372,373
Current liabilities	220,849	29	129,875	2	21,080	2,740	27,853	49,616	105,873	-	(59,393)	63,778	562,302
Non-current liabilities	516,344	-	1,080,283	-	48,018	3,644	54,009	17,839	60,650	-	(768)	341,308	2,121,327

* The Group initially applied IFRS 16 at January 1, 2019. In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognized USD 3,443 of depreciation charges and USD 477 of additional interest costs from leases in 2019.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4         Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Year ended December 31, 2018
Revenue	822,756	256	123,241	-	105,707	17,668	118,376	89,225	155,483	-	(12,313)	5,746	1,426,145
Cost of services	(562,275)	(19)	(103,933)	-	(51,953)	(13,305)	(68,541)	(51,382)	(115,077)	-	9,578	(14,518)	(971,425)
Gross profit / (loss)	260,481	237	19,308	-	53,754	4,363	49,835	37,843	40,406	-	(2,735)	(8,772)	454,720
Selling, general and administrative expenses	(75,189)	(251)	(20,204)	(15)	(12,796)	(1,348)	(12,676)	(20,512)	(13,610)	-	2,735	(18,033)	(171,899)
Other operating income	15,854	41	2,186	-	440	84	137	1,465	-	-	-	-	20,207
Other operating expenses	(1,553)	-	(1,445)	-	(267)	(98)	(611)	(80)	-	-	-	-	(4,054)
Operating income / (loss)	199,593	27	(155)	(15)	41,131	3,001	36,685	18,716	26,796	-	-	(26,805)	298,974
Share of loss in associates	-	-	-	-	-	-	-	-	43	(5,325)	-	1,136	(4,146)
Amortization and depreciation	75,164	-	15,011	-	12,687	946	12,137	5,954	11,935	-	-	17,215	151,049
Adjusted Ebitda	274,757	27	14,856	(15)	53,818	3,947	48,822	24,670	38,774	(5,325)	-	(8,454)	445,877
Construction services revenue	(176,131)	-	-	-	(653)	-	(5,799)	-	(15,834)	-	-	-	(198,417)
Construction services cost	175,964	-	-	-	634	-	5,629	-	14,117	-	-	-	196,344
Adjusted Ebitda excluding Construction Services	274,590	27	14,856	(15)	53,799	3,947	48,652	24,670	37,057	(5,325)	-	(8,454)	443,804
Construction services revenue	176,131	-	-	-	653	-	5,799	-	15,834	-	-	-	198,417
Construction services cost	(175,964)	-	-	-	(634)	-	(5,629)	-	(14,117)	-	-	-	(196,344)
Adjusted Ebitda	274,757	27	14,856	(15)	53,818	3,947	48,822	24,670	38,774	(5,325)	-	(8,454)	445,877
Financial income													76,281
Financial loss													(331,147)
Inflation adjustment													(36,460)
Amortization and depreciation													(151,049)
Income before income tax expense													3,502
Income tax expense													(14,101)
Net loss													(10,599)

Current assets	202,187	251	45,042	116	21,925	3,660	51,264	44,145	51,192	-	(60,077)	173,037	532,742
Non-current assets	1,061,352	23	1,224,475	-	149,418	5,396	168,465	46,009	239,489	8,640	(600)	409,869	3,312,536
Capital Expenditure	176,525	-	8,264	-	1,832	1,552	8,026	2,127	21,142	-	-	64	219,532
Current liabilities	150,971	36	106,907	-	22,874	2,341	25,525	45,130	89,414	-	(59,909)	67,262	450,551
Non-current liabilities	504,934	-	1,121,409	-	52,904	2,450	74,457	2,098	65,552	-	(768)	348,994	2,172,030

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4         Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Year ended December 31, 2017
Revenue	1,000,303	422	128,842	-	100,553	15,774	94,464	85,310	154,526	-	(10,191)	5,150	1,575,153
Cost of services	(638,216)	(144)	(116,164)	-	(48,371)	(12,184)	(52,863)	(50,247)	(104,257)	-	6,778	(14,315)	(1,029,983)
Gross profit / (loss)	362,087	278	12,678	-	52,182	3,590	41,601	35,063	50,269	-	(3,413)	(9,165)	545,170
Selling, general and administrative expenses	(96,737)	(242)	(14,361)	-	(11,758)	(1,323)	(11,263)	(16,185)	(30,800)	-	3,413	(14,945)	(194,201)
Reversal of previous impairment/(Impairment loss)	-	-	3,065	-	-	-	-	-	-	-	-	-	3,065
Other operating income	18,942	69	-	-	74	341	149	287	-	-	-	91	19,953
Other operating expenses	(1,271)	(1)	(1,622)	-	(623)	(371)	(827)	(77)	-	-	(9)	(37)	(4,838)
Operating income / (loss)	283,021	104	(240)	-	39,875	2,237	29,660	19,088	19,469	-	(9)	(24,056)	369,149
Share of loss in associates	-	-	-	-	-	-	-	-	39	(15,283)	-	(597)	(15,841)
Amortization and depreciation	32,121	-	17,038	-	12,495	590	11,493	7,376	10,302	-	-	16,899	108,314
Adjusted Ebitda	315,142	104	16,798	-	52,370	2,827	41,153	26,464	29,810	(15,283)	(9)	(7,754)	461,622
Construction services revenue	(231,014)	-	-	-	(2,750)	-	(2,553)	-	(13,795)	-	-	-	(250,112)
Construction services cost	230,829	-	-	-	2,670	-	2,479	-	12,624	-	-	-	248,602
Adjusted Ebitda excluding Construction Services	314,957	104	16,798	-	52,290	2,827	41,079	26,464	28,639	(15,283)	(9)	(7,754)	460,112
Construction services revenue	231,014	-	-	-	2,750	-	2,553	-	13,795	-	-	-	250,112
Construction services cost	(230,829)	-	-	-	(2,670)	-	(2,479)	-	(12,624)	-	-	-	(248,602)
Adjusted Ebitda	315,142	104	16,798	-	52,370	2,827	41,153	26,464	29,810	(15,283)	(9)	(7,754)	461,622
Financial income													62,555
Financial loss													(302,047)
Amortization and depreciation													(108,314)
Income before income tax expense													113,816
Income tax expense													(46,925)
Net income													66,891

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

5	Revenue

	2019	2018	2017
Aeronautical revenue	723,996	716,172	767,023
Non aeronautical revenue
Commercial revenue	481,900	507,015	555,504
Construction service revenue	350,264	198,417	250,112
Other revenue	2,480	4,541	2,514
Revenue	1,558,640	1,426,145	1,575,153

Timing of revenue recognition
Over time	1,301,019	1,135,108	1,264,131
At a point in time	48,456	43,293	29,147
Revenues outside the scope of IFRS 15 and IAS 18 (*)	209,165	247,744	281,875
Revenue	1,558,640	1,426,145	1,575,153

(*) IFRS 15 for the year ended December 31, 2019 and 2018 and IAS 18 for the year ended December 31, 2017.

6	Cost of services

	2019	2018	2017
Salaries and social security contributions (**)	(191,030)	(191,058)	(210,799)
Concession fees (***)	(163,919)	(171,429)	(191,933)
Construction services cost	(347,998)	(196,344)	(248,602)
Maintenance expenses	(128,858)	(130,979)	(145,787)
Amortization and depreciation (****)	(152,512)	(141,824)	(100,674)
Services and fees	(65,488)	(58,850)	(54,479)
Cost of fuel	(43,540)	(38,911)	(27,818)
Taxes (*)	(17,011)	(17,719)	(19,511)
Office expenses	(14,102)	(11,542)	(17,256)
Provision for maintenance costs	(2,174)	(2,092)	(2,314)
Others	(11,793)	(10,677)	(10,810)
	(1,138,425)	(971,425)	(1,029,983)

(*) Mainly includes tax from turnover and municipal taxes.

(**) At the year-end, the number of employees was 6.3 in 2019, 6.1 thousand in 2018 and 6.1 in 2017.

(***) Includes depreciation for fixed concession assets fee of USD 19,742 for the year ended December 31, 2019 (USD 24,780 and USD 29,816 for the year ended December 31, 2018 and 2017 respectively).

(****) Includes amortization of leases of USD 2,756 for the year ended December 31, 2019.

7	Selling, general and administrative expenses

	2019	2018	2017
Taxes (*)	(38,977)	(45,536)	(54,883)
Salaries and social security contributions	(28,860)	(32,433)	(35,812)
Services and fees	(37,915)	(44,137)	(58,511)
Office expenses	(5,190)	(10,209)	(11,620)
Amortization and depreciation (**)	(9,935)	(9,225)	(7,640)
Maintenance expenses	(1,717)	(3,101)	(4,215)
Advertising	(3,367)	(4,722)	(3,044)
Insurance	(1,689)	(2,037)	(2,289)
Charter service	(799)	(830)	(830)
Bad debts recovery	2,908	3,190	268
Bad debts	(33,876)	(12,748)	(7,672)
Other	(8,874)	(10,111)	(7,953)
	(168,291)	(171,899)	(194,201)

(*) Mainly included tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 687 for the year ended December 31, 2019.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8	Other operating income

	2019	2018	2017
Government grant (*) (Note 25)	15,387	15,854	18,942
Other	1,872	4,353	1,011
	17,259	20,207	19,953

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants. The group did not benefit directly from any other forms of government assistance.

9	Financial results, net

	2019	2018	2017

Interest income	31,329	27,205	39,229
Foreign exchange income	5,975	46,167	23,112
Other financial income (*)	14,585	2,909	214
Financial income	51,889	76,281	62,555

Interest expense	(92,687)	(96,301)	(115,223)
Foreign exchange loss	(43,365)	(137,601)	(82,333)
Changes in liability for concessions (Note 23)	(88,488)	(86,331)	(98,122)
Other financial loss (*) (**)	(8,981)	(10,914)	(6,369)
Financial loss	(233,521)	(331,147)	(302,047)

Inflation adjustment	(25,391)	(36,460)	-
Inflation adjustment	(25,391)	(36,460)	-
Financial results, net	(207,023)	(291,326)	(239,492)

(*) Includes derivative financial instruments fair value net gains for a total amount of USD 101 for the year ended December 31, 2019.

(**) Includes leases financial cost, see Note 14(ii).

10	Share of loss in associates

	2019	2018	2017
Loss in associates (Note 15)	(5,353)	(4,146)	(15,841)
	(5,353)	(4,146)	(15,841)

11	Income tax expense

	2019	2018	2017
Current income tax	(48,425)	(39,100)	(88,768)
Deferred income tax	31,346	24,999	41,843
	(17,079)	(14,101)	(46,925)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2019	2018	2017
Income before income tax	11,259	3,502	113,816
Tax benefit/ (expense) calculated for each company	4,978	11,008	(41,342)
Adjustments
Non-taxable income	30,387	20,455	12,682
Expenses related to non-taxable income	(20,732)	(16,960)	(24,762)
Non-deductible expenses	(6,811)	(9,803)	(8,799)
Effect of tax inflation adjustment (3)	(31,202)	-	-
Effect of inflation adjustment	3,332	(20,152)	-
Effect of asset revaluation for tax purposes (2)	70,544	-	-
Asset revaluation for tax purpose - Current tax (2)	(11,876)	-	-
Tax incentive	901	424	1,665
Income tax rate change (1)	(188)	171	12,533
Other (4)	(56,412)	756	1,098
Income tax expense	(17,079)	(14,101)	(46,925)

The average effective income tax rate for the Group for the year ended December 31, 2019 is 36% (51% as of December 31, 2018 and 41% as of December 31, 2017).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11	Income tax expense (Cont.)

(1) On December 29, 2017, the National Executive Office of Argentina issued Law 27.430 - Income Tax. This law has introduced several changes in the treatment of income tax whose key components are the following: Income Tax Rate: The Income Tax rate for Argentine companies will be gradually reduced from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive. On December 23, 2019, through Law No. 27.541, the Income Tax rate reduction established by Law 27.430 was suspended until fiscal years beginning January 1, 2021, maintaining the rate at 30%.

(2) As of March 29, 2019, AA2000 exercised an option of the asset revaluation for tax purpose included in Law No. 27.430 of Argentina, fiscal period 2017, generating a deferred tax gain of ARS 4,225 million (approximately USD 70,544), as well as a special current tax charge of ARS 771 million (approximately USD 11,876) for the adherence to that option.

(3) In order to determine the net taxable income of AA2000 at the end of this period, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of ARS 1,863 million (approximately USD 31,202), due to the fact that as of December 31, 2019 the price index variation has already exceeded 30%.

Likewise, the income tax law allows the deferral of the charge generated by the tax inflation adjustment in six consecutive years, as a result, ARS 362 million (approximately USD 6,044) was recognized in current tax liabilities and ARS 1,501 million (approximately USD 25,158) as deferred tax liabilities.

(4) Mainly includes unrecognized tax losses from Brazilian concessions.

12	Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2019	3,837,668	56,501	20,648	3,914,817
Concession rights due to concession extension	4,359	-	-	4,359
Acquisitions	354,296	-	960	355,256
Impairment	(42,801)	-	-	(42,801)
Disposals	(30)	-	-	(30)
Transfer to property plant and equipment	(36)	-	9	(27)
Transfer from property plant and equipment	1,766	-	-	1,766
Translation differences and inflation adjustment	(97,791)	(995)	(291)	(99,077)
Balances at December 31, 2019	4,057,431	55,506	21,326	4,134,263
Balances at January 1, 2018	3,312,006	57,049	14,867	3,383,922
Adjustment on initial application of IAS 29	896,205	-	-	896,205
Adjusted balances at January 1, 2018	4,208,211	57,049	14,867	4,280,127
Acquisitions	207,217	-	1,176	208,393
Disposals	(3,167)	-	-	(3,167)
Transfer to property plant and equipment	(48)	-	(73)	(121)
Translation differences and inflation adjustment	(570,360)	(548)	(800)	(571,708)
Balances at December 31, 2018	3,841,853	56,501	15,170	3,913,524
Depreciation
Accumulated at January 1, 2019	964,466	-	16,809	981,275
Amortization of the year	167,470	-	1,446	168,916
Disposals	(24)	-	-	(24)
Transfer from property plant and equipment	624	-	-	624
Translation differences and inflation adjustment	(18,446)	-	(203)	(18,649)
Accumulated at December 31, 2019	1,114,090	-	18,052	1,132,142
Accumulated at January 1, 2018	553,767	313	11,488	565,568
Adjustment on initial application of IAS 29	310,282	-	-	310,282
Adjusted balances at January 1, 2018	864,049	313	11,488	875,850
Amortization of the year	165,048	-	1,277	166,325
Translation differences and inflation adjustment	(61,188)	(313)	(692)	(62,193)
Accumulated at December 31, 2018	967,909	-	12,073	979,982
Net balances at December 31, 2019	2,943,341	55,506	3,274	3,002,121
Net balances at December 31, 2018	2,873,944	56,501	3,097	2,933,542

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12	Intangible assets, net (Cont.)

During 2019, the Company identified impairment indicators of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) intangible assets in Brazil operation segment. The passenger curve of the concession notice has a significantly higher projection for the elapsed period, which indicates a reduction in the expectation of future economic benefits. Therefore, the company performed an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use), based on key assumptions estimated with historical information and management judgment. The key assumptions were: number of passengers, fees, future operating expenses and discount rate.

The carrying value of the assets impaired was as follows:

	Net assets before impairment	Impairment	Net assets after impairment
ICASGA	114,719	(42,801)	71,918

The discount rate used was the weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. WACC was determined considering risk of investing in equity, in airport sector and country. The nominal discount rate used was 8.72%, calculated from a Rolling WACC method considering the effects of debt over the capital and re-leverage of Beta.

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate, the company carried out a sensitivity analysis showing the impact that it would have on the result if different rates were used. The result of this analysis is shown in the table below:

As of December 31, 2019:

	Estimated rate (Minus 1,0%)	Nominal Rate (8.72%)	Estimated rate (Plus 1,0%)
Impairment value	34,617	42,801	49,918
Effect	(8,184)		7,117

The number of passengers was the other main assumption for the calculation of the impairment test. In the current impairment test, it was assumed a compound annual growth rate of 4,56%. The result of this sensitivity analysis is shown in the table below:

	Estimated rate (Minus 1,0%)	Passenger’s CAGR (4,56%)	Estimated Rate (Plus 1,0%)
Impairment value	51,393	42,801	32,365
Effect	8,592		(10,436)

The Company additionally tested the value of the goodwill for impairment, resulting in no impairment charges to be recognized.

Furthermore, considering the Argentine economic situation as mentioned in Note 3.A(vi), the Company decided to assess the recoverability of its investments in Argentina, resulting in no impairment charges to be recognized.

No other of the Company’s CGUs, including long-lived assets with finite useful lives, were tested for impairment as no impairment indicators were identified.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13	Property, plant and equipment, net

	Land, building and improvements	Plant and production Equipment	Vehicles, furniture and fixtures	Works in progress	Others	Total
Cost
Balances at January 1, 2019	50,886	57,459	46,715	1,666	21,670	178,396
Acquisitions	571	5,996	5,135	3,537	1,878	17,117
Disposals	-	-	(246)	(80)	-	(326)
Transfer	2,231	20	-	(2,259)	8	-
Transfers from Intangible	-	2	25	-	-	27
Transfer to Intangible	(969)	(394)	(373)	-	-	(1,736)
Translation differences and inflation adjustment	(826)	(788)	22	(41)	(426)	(2,059)
Balances at December 31, 2019	51,893	62,295	51,278	2,823	23,130	191,419
Balances at January 1, 2018	54,655	54,389	40,479	1,467	22,617	173,607
Adjustment on initial application of IAS 29	1,358	-	3,444	48	89	4,939
Adjustment balances at January 1, 2018	56,013	54,389	43,923	1,515	22,706	178,546
Acquisitions	289	4,551	4,263	900	1,136	11,139
Disposals	-	-	(520)	-	(774)	(1,294)
Transfer from Intangible	(298)	278	172	(584)	553	121
Translation differences and inflation adjustment	(2,631)	(1,989)	(1,119)	(106)	(1,190)	(7,035)
Balances at December 31, 2018	53,373	57,229	46,719	1,725	22,431	181,477
Depreciation
Accumulated at January 1, 2019	11,543	44,517	31,300	-	16,737	104,097
Depreciation of the year	810	3,605	4,110	-	1,305	9,830
Disposals	-	-	(245)	-	-	(245)
Transfer to Intangible	-	(335)	(289)	-	-	(624)
Translation differences and inflation adjustment	(227)	(671)	(10)	-	(343)	(1,251)
Accumulated at December 31, 2019	12,126	47,116	34,866	-	17,699	111,807
Accumulated at January 1, 2018	12,434	42,376	26,227	-	18,087	99,124
Adjustment on initial application of IAS 29	568	-	3,030	-	86	3,684
Adjusted balances at January 1, 2018	13,002	42,376	29,257	-	18,173	102,808
Depreciation of the year	925	3,852	3,607	-	1,120	9,504
Disposals	-	-	(464)	-	(773)	(1,237)
Translation differences	(721)	(1,637)	(595)	-	(944)	(3,897)
Accumulated at December 31, 2018	13,206	44,591	31,805	-	17,576	107,178
Net balances at December 31, 2019	39,767	15,179	16,412	2,823	5,431	79,612
Net balances at December 31, 2018	40,167	12,638	14,914	1,725	4,855	74,299

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14	Leases

(i) Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended December 31, 2019	As of January 1, 2019 *
Right-of-use assets
Land, building and improvements	7,037	10,103
Plant and production equipment	1,003	1,224
Vehicles, furniture and fixtures	340	519
	8,380	11,846
Lease liabilities
Current	3,144	4,942
Non-current	5,783	8,607
	8,927	13,549

* In the previous year, the group only recognized lease assets and lease liabilities in relation to leases that were classified as ‘finance leases’ under IAS 17 Leases. The assets were presented in property, plant and equipment and the liabilities as part of the group’s borrowings. For adjustments recognized on adoption of IFRS 16 on January 1, 2019, please refer to note 2.Y.

The evolution of right-of-use assets and lease liabilities during the year 2019 is as follows:

Right-of-use assets	2019
Balances at the beginning of the year	-
Adjustment on adoption of IFRS 16	11,846
Adjusted balances at the beginning of the period	11,846
Additions	427
Depreciation of the year	(3,443)
Translation differences and inflation adjustment	(450)
Balances at the end of the year	8,380

Lease liabilities	2019
Balances at the beginning of the year	-
Adjustment on adoption of IFRS 16	13,549
Adjusted balances at the beginning of the period	13,549
New contracts	436
Lease payments	(5,130)
Leases financial cost	477
Translation differences and inflation adjustment	(405)
Balances at the end of the year	8,927

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2019 (1)	3,523	898	2,159	4,004	10,584

(1) The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14	Leases (Cont.)

(ii) Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

For the year ended December 31, 2019
Depreciation charge of right-of-use assets
Land, building and improvements	(2,957)
Plant and production equipment	(160)
Vehicles, furniture and fixtures	(326)
(3,443)

Financial expenses (Leases financial cost)	(477)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(439)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(204)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(2,011)

(iii) Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passengers traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the group with such variable lease contracts would increase total lease payments by approximately USD 201.

(v) The group as a lessor

As indicated in Note 2.Y, leases and sub-concession of spaces are classified as operating leases. These revenues mainly refer to sub-concessions of commercial spaces (duty free shops, food and beverage services, retail stores) and advertising spaces, among others. Lease payments for some contracts include a minimum agreed upon amount and other variable lease payments by applying a percentage on lessors’ revenues, both of which are set forth in the lease agreements. Where considered necessary to reduce credit risk, the group may obtain guarantees for the term of the lease.

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passengers traffic, correspond to a 41% of total revenues of leases and sub-concession of spaces.

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

At December 31, 2019
Within 1 year	90,914
Between 1 and 5 years	248,986
Later than 5 years	296,899
Total	636,799

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15	Investments in associates

	For the Year ended December 31,
	2019	2018
Balances at the beginning of the year	10,886	13,435
Translation differences	35	(1,150)
Share of loss in associates	(5,353)	(4,146)
Contributions	4,425	2,907
Decrease	(64)	(160)
Balances at the end of the year	9,929	10,886

Breakdown of the share of loss in associates is as follows:

	2019	2018	2017
Aeropuertos Andinos del Perú S.A.	(3,937)	(3,664)	(9,338)
Sociedad Aeroportuaria Kuntur Wasi S.A.	(1,151)	(1,661)	(5,945)
Others	(265)	1,179	(558)
	(5,353)	(4,146)	(15,841)

Main Associates are as follows:

			Percentage of ownership at December 31,		For the Year ended December 31,
Company	Main activity	Country of incorporation	2019	2018	2019	2018
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Sociedad Aeroportuaria KunturWasi S.A. (**)	Airport Operation	Perú	47.68%	47.68%	-	-
Aeropuertos Andinos del Perú S.A.	Airport Operation	Perú	50.00%	50.00%	8,046	8,640
Others		-	-	-	883	1,246
					9,929	10,886

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

(**) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero. Refer to note 26.a Peruvian proceedings.

Summarized selected financial information of Aeropuertos Andinos del Perú S.A., including the aggregated amounts of assets, liabilities, equity and profit or loss, is as follows:

	Aeropuertos Andinos del Perú S.A.
	2019	2018
Non-current assets	44,453	31,249
Current assets	8,229	5,449
Total assets	52,682	36,698
Non-current liabilities	21,836	9,304
Current liabilities	15,109	10,140
Total liabilities	36,945	19,444
Equity	15,737	17,254
Revenue	17,526	16,499
Loss for the year	(7,875)	(7,328)
Other comprehensive loss for the year	(483)	(1,471)
Total comprehensive loss for the year	(8,358)	(8,799)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. (Uruguay: 25%, Argentina: 30% and 25% (see Note 11), Italy: 27.5%, Armenia: 20%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 25%).

The evolution of deferred tax assets and liabilities during the years 2019 and 2018 are as follows:

Deferred tax liabilities

	Property, plant and equipment and Intangibles Assets	Tax inflation adjustment	Other liabilities	Total
Balances at January 1, 2019	278,047	-	29,627	307,674
Increase/(Decrease) of deferred tax liabilities for the year	(48,671)	25,626	(224)	(23,269)
Translation differences and inflation adjustment	(6,652)	-	(1,277)	(7,929)
Balances at December 31, 2019	222,724	25,626	27,861	276,476
Balances at January 1, 2018	154,520	-	79,453	233,973
Adjustment on adoption of IFRS 9	-	-	966	966
Adjustment on initial application of IAS 29	149,032	-	-	149,032
Adjusted balance at January 1, 2018	303,552	-	80,419	383,971
Increase/(Decrease) of deferred tax liabilities for the year	20,184	-	(23,801)	(3,617)
Translation differences and inflation adjustment	(45,689)	-	(26,991)	(72,680)
Balances at December 31, 2018	278,047	-	29,627	307,674

Deferred tax assets

	Provisions and allowances	Tax loss carry forwards	Property, plant and equipment and Intangibles Assets	Other	Total
Balances at January 1, 2019	6,183	170,341	2,006	11,455	189,985
Increase/(decrease) of deferred tax assets for the year	9,934	766	(343)	(2,280)	8,077
Translation differences and inflation adjustment	(211)	(6,825)	18	(208)	(7,226)
Balances at December 31, 2019	15,906	164,282	1,681	8,967	190,836
Balances at January 1, 2018	6,603	208,378	-	6,018	220,999
Adjustment on initial application of IAS 29	-	-	-	742	742
Adjusted balance at January 1, 2018	6,603	208,378	-	6,760	221,741
(Decrease)/increase of deferred tax assets for the year	(317)	11,938	2,616	7,145	21,382
Other movements	-	(3,527)	(531)	-	(4,058)
Translation differences and inflation adjustment	(103)	(46,448)	(79)	(2,450)	(49,080)
Balances at December 31, 2018	6,183	170,341	2,006	11,455	189,985

The recoverability analysis of deferred tax assets and liabilities is as follows:

	For the Year ended December 31,
	2019	2018
Deferred tax assets to be recovered within 12 months	344	817
Deferred tax assets to be recovered after 12 months	190,492	187,981
Deferred tax liabilities to be recovered within 12 months	(1,109)	190
Deferred tax liabilities to be recovered after 12 months	(275,367)	(306,677)

Unrecognized deferred income tax assets

The Group does not recognize deferred tax assets on tax loss carry forwards for which it is not probable to generate future taxable profits to utilize such tax losses.

At December 31, 2019 an amount of USD 59.9 (USD 31.7 million at December 31, 2018) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough future taxable income where the losses are allocated. These tax losses carry forwards do not expire although there are certain deduction limits.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16	Deferred income tax (Cont.)

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

	2019	2018
Deferred tax assets	147,475	153,486
Deferred tax liabilities	(233,115)	(271,175)

17	Other receivables

	At December 31,
	2019	2018
Non-Current
Tax credits	18,567	20,331
Trust funds (*)	90,093	107,411
Prepaid expenses	228	231
Other	11,066	5,220
	119,954	133,193
Current
Tax credits (**)	60,483	30,270
Guarantee deposit	8,658	5,992
Receivables from related parties (Note 27)	9,269	9,611
Prepaid expenses	4,453	6,073
Other (***)	18,813	14,585
	101,676	66,531

(*) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(**) During 2019, AA2000 filed requests to the Argentine Federal Public Revenue Administration (“AFIP”) in order to obtain the return of tax credits of Value Added Tax (“VAT”) mainly for VAT generated by the purchase of fixed assets. The total amount requested from the AFIP for VAT tax credit returns was USD 18,316.

(***) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of Toscana Aeroporti S.p.A. for a total amount of USD 8,934 as of December 31,2019 (USD 7,898 as of December 31,2018).

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 102.4 million at December 31, 2019 (USD 128.4 million as of December 31, 2018). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

18	Inventories

	At December 31,
	2019	2018
Supplies	3,288	2,907
Oil and byproducts	8,011	6,850
Others	3	12
	11,302	9,769

19	Trade receivables

	At December 31,
Non-Current	2019	2018
Accounts receivable	3,431	3,524
Loss allowance (see Note 3A(iii))	(2,105)	(2,105)
	1,326	1,419
Current
Accounts receivable	153,264	137,831
Trade receivables from related parties (Note 27)	2,242	2,988
Loss allowance (see Note 3A(iii))	(50,629)	(23,922)
	104,877	116,897

Fair value of trade receivables approximate book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20	Other financial assets

	At December 31,
	2019	2018
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	3,309	3,372
	3,309	3,372
Other financial assets at amortized cost
Related parties (Note 27)	2,494	2,339
	2,494	2,339
	5,803	5,711
Current
Other financial assets at fair value through profit or loss
Corporate Bonds	12,698	21,391
Treasury bills	-	11,872
Related parties (Note 27)	4,643	4,744
	17,341	38,007
Other financial assets at amortized cost
Related parties (Note 27)	9,930	13,569
Time Deposits	-	24,400
Treasury bills	56,483	4,946
Other	-	57
	66,413	42,972
	83,754	80,979

(*) As of December 31, 2019 and 2018 includes equity investments where the group holds a minor equity interest and does not exert significant influence, mainly TA’s purchase of an 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence.

Fair value of other financial assets approximate book value.

21	Cash and cash equivalents

	At December 31,
	2019	2018
Cash to be deposited	2,320	3,488
Cash at banks	116,413	181,972
Time deposits	35,502	31,879
Other cash equivalents	41,461	27,526
	195,696	244,865

The Group operates with investment grade - financial institutions.

For the purposes of the cash flow statement, cash and cash equivalents include the following:

	At December 31,
	2019	2018	2017
Cash and cash equivalents	195,696	244,865	221,601
	195,696	244,865	221,601

The cash flow statement does not include those transactions that have not represented cash inflows or outflows implied flow of funds.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22	Borrowings

	At December 31,
	2019	2018
Non-current
Bank and financial borrowings (**)	472,226	405,944
Notes (*)	560,995	621,380
Other	-	427
	1,033,221	1,027,751
Current
Bank and financial borrowings (**)	103,056	40,063
Notes (*)	72,067	57,556
Other	-	1,288
	175,123	98,907
Total Borrowings	1,208,344	1,126,658

Changes in borrowings during the years are as follows:

	2019	2018
Balances at the beginning of the year	1,126,658	1,486,445
Adjustment on adoption of IFRS 16	(1,715)	-
Adjusted balances at the beginning of the period	1,124,943	1,486,445
Loans obtained	196,977	195,141
Loans paid	(90,457)	(517,253)
Interest paid	(78,832)	(70,637)
Accrued interest for the year	89,361	93,786
Translation differences and inflation adjustment	(33,648)	(60,824)
Balances at the end of the year	1,208,344	1,126,658

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2019 (1)	247,209	237,298	547,257	617,208	1,648,972
At December 31, 2018 (1)	172,920	170,630	472,042	836,697	1,652,289

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2019	2018
Fair value of borrowings (2)	1,219,540	1,135,628
	1,219,540	1,135,628

(2) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the Puerta del Sur Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. Puerta del Sur may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. Puerta del Sur Notes are secured by a trust to which Puerta del Sur has transferred the following sums: (a) the sum of funds which Puerta del Sur has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds Puerta del Sur has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is of use only in case of non-compliance with the Notes obligations.

-	In 2015, ACI Airport Sudamérica S.A.U. issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032. The principal balance will be repaid in 34 installments May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in Puerta del Sur S.A. and Cerealsur S.A., and certain accounts of Cerealsur and ACI Airport Sudamérica. As of December 31, 2019 and 2018 they were guaranteed with a stand by letter of credit of Corporación América S.A. with Bank of América. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

-	In 2014 Corporación América Italia S.p.A. issued 6.25% secured notes for €50 million due 2019. These notes are secured by a pledge of the shares of Dicasa Spain SLU (pre-conversion) or Dicasa S.A.U. (post conversion), and the shares representing Corporación America Italia S.p.A. holding in Toscana Aeroporti S.p.A., a pledge of certain intercompany loan receivable and the economic first ranking pledge in respect of all the shares representing 100% of the share capital of Corporación América Italia S.p.A. held by Dicasa S.A.U. Main covenants on these bonds require compliance with certain financial ratios as well as restrictions on payment of dividends and limitations on certain lines of assets or increases in additional financial indebtedness. This secured notes were cancelled on January 2018.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations on take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027. The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The aforementioned notes are secured by an assignment of fiduciary rights of certain revenue of AA2000. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred.

(**) As of December 31, 2019 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.6	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.6
	BNDES	R$	September 2022	Fixed	2.50%	1.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.6
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	270.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	USD	June 2020	Variable	CDI plus spread	9.0	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	10.1	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	9.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.2	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.7	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	5.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	26.0	D
	BPM	Euro	October 2020	Fixed	0.13%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.15%	8.4	D
	Unicredit	Euro	October 2020	Fixed	0.15%	1.1	D
	BNL	Euro	November 2020	Fixed	0.15%	2.8	D
	BNL	Euro	December 2020	Fixed	0.15%	2.8	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.8	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.4	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	36.1	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	37.6
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.8	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A.	USD	August 2023	Fixed	9.75%	84.1	A
	Citibank N.A.	USD	August 2023	Variable	Libor plus spread	34.5	A
Total						575.3

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2018 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.5	A
	BNDES	R$	June 2032	Variable	T.R.plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.4
	BNDES	R$	September 2022	Fixed	2.50%	2.1
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.5
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	278.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.2	D
	Bradesco	R$	July 2022	Variable	Selic plus spread	0.1	D
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	October 2019	Variable	6.58%	1.2	D
	Banco Guayaquil SA	USD	November 2019	Variable	7.45%	0.8	D
	Banco Bolivariano CA	USD	November 2019	Variable	7.30%	2.8	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.7	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	2.2	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	7.1	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	29.6	D
	BPM	Euro	April 2019	Fixed	0.04%	2.3	D
	Unicredit	Euro	March 2019	Fixed	0.05%	5.7	D
	BNL	Euro	July 2019	Variable	Euribor 3 month plus spread	2.9	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.4	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.5	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	44.6	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	45.8
Total						446.0

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2) A - Secured/guaranteed

      B – Secured/unguaranteed

      C – Unsecured/guaranteed

      D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) pursuant to which BNDES provided a loan to Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A in November 2012, in an aggregate principal amount of R$ 329.3 million (USD 139.5 million) to finance the construction of the Natal Airport (issued in nine tranches with varying interest rates and maturity dates), is secured by the pledge of the shares of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

Further, Inframerica Concessionária do Aeroporto de Brasilia also entered into credit facility arrangements with BNDES and Caixa Economica Federal (”CAIXA”) for an aggregate principal amount of R$ 841 million (USD 356.4 million) in February 2014, which are secured by the pledge of Inframerica Concessionária do Aeroporto de Brasilia and Inframerica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES and CAIXA on payments of Inframerica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

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

In connection with such amendment and extension agreements, ACI Airports S.à r.l. and CAAP have agreed to not to create any encumbrances on their shares of Inframerica Participações S.A., and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period.

On March, 2018, ICAB repaid the outstanding amount of R$ 274.4 (USD 83 million) with CAIXA.

On December 14, 2017, ICAB entered into a banking letter of credit with Banco Citibank S.A. (the “Citibank Credit Agreement”) in the aggregate principal amount of R$ 48.0 million (USD 14.5 million). The loan under the Citibank Credit Agreement matures on March 14, 2018. Such loan was unsecured. The obligations under the Citibank Credit Agreement were absolutely and unconditionally guaranteed by ACI Airports S.à r.l.

On December 20, 2017, under the terms of the Banco Santander Bridge Loan Facility, ICAB issued a promissory note in the aggregate principal amount of R$ 300.0 million (USD 90.7 million), which matured on June 18, 2018. Loans under the Banco Santander Bridge Loan Facility were fully secured by (i) a cash deposit made by CAAP under a time deposit pledge agreement entered on December 19, 2017 between CAAP and Banco Santander, in the amount of R$ 300.0 million (USD 90.7 million). Such loans mature in 180 days as of the closing date thereunder; and (ii) a fiduciary assignment of ICAB’s account at Banco Santander where the funds from BNDES financings should be deposited. The Banco Santander Bridge Loan Facility was also guaranteed by Inframerica. The loans under the Banco Santander Bridge Loan Facility mature in 180 days.

On March 14, 2018, ICAB has repaid the credit facilities provided by Banco Santander Bridge and the Citibank for a total amount of R$ 348 million (approximately USD 106.6) with the proceeds of the loan given by the BNDES.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

As a result of this operation, the guarantee deposit held by CAAP was released (approximately USD 92.9 million).

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

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of USD 8.9 million due in June 2020. This loan is secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, is secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Real which shall not be lower than R$ 36 million plus interest. Future payments of the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominates future payments in Brazilian Real for a total amount of R$ 36 million.

On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31.

As of December 31, 2019 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 40,287 (USD 23,524 at December 31, 2018) and all intangible assets and property and equipment for a total of USD 167,583 (USD 166,605 at December 31, 2018).

Toscana Aeroporti S.p.A, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

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

Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favour of Banco Macro.

On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the “onshore” credit facility agreement for a principal amount of USD 85 million and (b) the “offshore” credit facility agreement for a principal amount of USD 35 million. The creditors were Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. and Citibank N.A. (jointly, the “Lenders”).

The term for the credit facility agreements shall be of thirty-six months as from the borrowing date. The principal amount under the credit facility agreements shall be repaid in nine quarterly equal and regular installments, the first one being payed as from 12 months of the borrowing date, and it shall bear interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable interest rate of an annual nominal 5,500% plus (c) the applicable withholding tax.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

As of December 31, 2019 and 2018, the Group was in compliance with all of its borrowing covenants.

23       Other liabilities

	At December 31,
	2019	2018
Non-current
Concession fee payable (*)	777,093	791,474
Advances from customers	21,437	24,763
Provisions for legal claims (****)	5,319	7,966
Provision for maintenance costs (**)	20,034	21,685
Other taxes payable	2,548	4,430
Employee benefit obligation (***)	8,079	8,038
Salary payable	488	496
Other liabilities with related parties (Note 27)	1,726	1,785
Other payables	11,686	10,959
	848,410	871,596
Current
Concession fee payable (*)	120,578	116,480
Other taxes payable	22,956	24,411
Salary payable	37,976	39,565
Other liabilities with related parties (Note 27)	5,812	926
Advances from customers	4,848	6,030
Provision for maintenance cost (**)	8,887	7,412
Expenses provisions	1,934	2,030
Provisions for legal claims (****)	1,159	1,717
Other payables	25,972	26,877
	230,122	225,448

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2019	230,181	90,917	275,982	1,867,441	2,464,521
At December 31, 2018	224,468	87,901	268,503	2,091,094	2,671,966

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

(*) The most significant amount include in concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

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

Changes in the year of the Concession fee payable is as follows:

	2019	2018
Balances at the beginning of the year	907,954	971,043
Concession fee payable due to concession extension	4,359	-
Financial result	88,488	86,331
Concession fees	146,884	146,649
Payments	(208,310)	(146,277)
Payments in advance	(3,595)	-
Others	-	(2,652)
Translation differences and inflation adjustment	(38,109)	(147,140)
Balances at the end of the year	897,671	907,954

(**) Changes in the year of the Provision for maintenance costs is as follows:

	2019	2018
Balances at the beginning of the year	29,097	31,703
Accrual of the year	3,134	2,947
Use of the provision	(2,750)	(2,804)
Provision reversal	-	(1,377)
Translation differences and inflation adjustment	(560)	(1,372)
Balances at the end of the year	28,921	29,097

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(***) TAGSA and Toscana have post-employment benefits which are defined benefit obligation. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the period.

The assumptions used for the purposes of valuation of Toscana Aeroporti long term benefits at December 31, 2019 are:

- Annual discount rate: 0.77% (1.6% in 2018)

- Annual inflation rate: 1.0% (1.5% in 2018)

- Annual employee termination benefit increase rate: 2.25% (2.63% in 2018)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	6,207	6,895	6,637	6,441	6,409	6,596

The assumptions used for the valuation of TAGSA at December 31, 2019 are:

- Annual discount rate: 4.21% (4.25% in 2018)

- Annual turnover rate: 10.22% (10.85% in 2018)

- Annual employee termination benefit (in years): 7.50 (7.25 in 2018)

- Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2018) (1)

- Annual employee future wage increase: 2.00% (1.78% in 2018)

(1)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the prevision of TAGSA is as follows:

Assumption	Annual discount rate		Annual employee future wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	5%	(5)%
Provision for salary payable	1,479	1,671	1,673	1,476	1,539	1,606

Changes of the provision in the year is as follows:

	2019	2018
Balances at the beginning of the year	8,038	9,068
Actuarial gain/loss (in other comprehensive income)	227	(504)
Interest for services	136	160
Service Cost	304	256
Amounts paid in the year	(495)	(613)
Translation differences and inflation adjustment	(131)	(329)
At the end of the year	8,079	8,038

The amounts shown in the Statement of Comprehensive Income for USD (208) in 2019 (USD 277 in 2018) correspond to the actuarial (loss)/income of USD (257) (USD 344 in 2018), net of taxes of USD 49 (USD 67 in 2018).

(****) Changes in the year of the provision for legal claims is as follows:

	2019	2018
Balances at the beginning of the year	9,683	8,925
Accrual of the year	1,153	4,283
Use of the provision	(3,485)	(1,638)
Translation differences and inflation adjustment	(873)	(1,887)
Balances at the end of the year	6,478	9,683

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

24       Trade payables

	At December 31,
	2019	2018
Non-current
Trade payables with related parties (Note 27)	-	15
Trade payable with suppliers	798	1,493
	798	1,508
Current
Trade payables with suppliers	145,740	110,375
Trade payables with related parties (Note 27)	3,017	4,266
	148,757	114,641

Fair value of trade payables does not materially differ from book value.

25       Equity

a) Share capital

The movements of share capital for the year is as follows:

	At December 31,
	2019	2018	2017
At the beginning of the period	160,022	1,500,000	20
Conversion (Note 1)	-	-	1,499,980
Reverse stock split (Note 1)	-	(1,351,883)	-
Initial Public Offering (Note 1)	-	11,905	-
At the end of the year	160,022	160,022	1,500,000

b) Free distributable reserves

The disclosure of movements at each year are as follows:

	At December 31,
	2019	2018	2017
Conversion (Note 1)	-	-	(1,499,980)
Cash contributions	-	-	6,600
Refund of cash contributions	-	-	(28,893)
	-	-	(1,522,273)

c) Share premium

As of December 31, 2019 and 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

At December 31, 2018
Share premium	190,476
Underwriting discounts and expenses	(9,990)
Net share premium	180,486

d) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2019	2018	2017
At the beginning of the year	(1,324,731)	(1,344,008)	(1,344,022)
Change in participations (*)	(60)	19,112	-
Remeasurement of defined benefit obligations net for income tax	(96)	165	14
	(1,324,887)	(1,324,731)	(1,344,008)

(*) This consists mainly in change in participations in Italian subsidiaries, see Note 25 f).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

e) Other comprehensive income

The movements of the reserve of other comprehensive income for the year of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive (loss)/income for the year	(13,333)	(132)	35	36	-	(13,394)
For the year ended December 31, 2019	(414,777)	198	(40,726)	(63)	63,402	(391,966)

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Other comprehensive (loss)/income for the year	(160,353)	207	(1,150)	(42)	-	(161,338)
For the year ended December 31, 2018	(401,444)	330	(40,761)	(99)	63,402	(378,572)

Balances at January 1, 2017	(212,080)	106	(40,043)	(54)	63,402	(188,669)
Other comprehensive (loss)/income for the year	(29,011)	17	432	(3)	-	(28,565)
For the year ended December 31, 2017	(241,091)	123	(39,611)	(57)	63,402	(217,234)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

f) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2019	2018	2017
At the beginning of the year	454,453	335,359	354,174
Adjustment on initial application of IAS 29	-	196,408	-
Adjustment on adoption of IFRS 9 (net of tax)	-	542	-
Adjusted balance at January 1,	454,453	532,309	354,174
Shareholder contributions (*)	27,506	43,703	-
(Loss)/income for the year	(14,919)	(17,724)	3,400
Other comprehensive (loss) / income
Currency translation	(11,514)	(87,359)	3,426
Remeasurement of defined benefit obligations	(125)	137	9
Reserve for income tax	13	(25)	(5)
	(11,626)	(87,247)	3,430
Changes in non-controlling interest
Changes in the participations –acquisitions (**) (***)	10	(32,442)	197
Changes in the participations – sales (****)	-	29,611	-
Dividends approved	(20,699)	(13,757)	(25,842)
	(20,689)	(16,588)	(25,645)
Non-controlling interest at the end of the year	434,725	454,453	335,359

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

(***) On June 25, 2018, CAI purchased an additional 6.58% (1,225,275 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Cassa di Risparmio di Firenze, for a purchase price of €16.50 per share, paying a total amount of € 20,200 (approximately USD 24,218). The contract also provides an earn out for a maximum amount of € 3.4 million which, as of December 31, 2019, € 53 were recognized by CAI. As a result of the acquisition, CAI holds approximately 62.28% of Toscana Aeroporti’s share capital.

(****) On July 25, 2018, CAAP entered into a share purchase agreement whereby CAAP sold 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai. On September 12, 2018, the aforementioned transaction was completed, DICASA sold 25% of the share capital of CAI to ICD, for a seller price of € 1,504.3 per share, receiving a total amount of € 48,890 (approximately USD 56,638). As a result of the sale, DICASA holds 75% of CAI’s share capital.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits

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

Argentina legal proceedings

AA2000 legal proceedings

During 2013 and 2014 the Argentine Federal Administration of Public Income initiated three different tax assessments proceedings against AA2000. Two of the tax assessments proceedings were initiated against AA2000 with respect to income tax deductions from services rendered by third parties. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 had to pay ARS 18.4 million in 36 consecutive, monthly, installments. As of December 31, 2019 AA2000 has paid all of the monthly installments due to date under this facility.

The third and most significant claim was initiated by the Argentine Federal Administration of Public Income against AA2000 and its consolidated subsidiaries for income taxes and income tax on undocumented exemptions. The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by Corporación América Sudamericana S.A. (“CAS”), one of its shareholders,) were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of the assessment proceeding to the Argentine National Tax Court.

In addition, in 2013, a separate criminal proceeding was initiated by a third party against two former directors of AA2000 based on the same facts as this third assessment proceeding mentioned above. The Court of first instance dismissed the claim and the prosecutor appealed the ruling. The Court of Appeals reversed the prior ruling based on the lack of evidence obtained in the original proceeding and ordered the Court of first instance to expand the fraud investigation and to determine the possible connection with the assessment proceeding mentioned above. After further investigation, the Court of first instance ratified the dismissal of AA2000, which the prosecutor subsequently appealed. The Court of Appeals once again dismissed the case against AA2000 based on the connection of both proceedings and ordered the consolidation of the fraud and the tax investigations. Consequently, the Court of first instance on economic and criminal matters No. 11 is now the intervening court for both proceedings.

Given that the facts which originated both claims were the same, both proceedings continued as a unified criminal matter on income taxes and income tax on undocumented exemptions.

Although management and legal advisors have strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017 AA2000 complied with the extraordinary regime of regularization of tax obligations provided by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The total amount that AA2000 must pay for such extraordinary regime is ARS 166.3 million in 60 consecutive, monthly payments as from March, 2017. AA2000 has paid all of the monthly installments due to date.

On August 25, 2017, the prosecutor challenged the request made by AA2000 to suspend the criminal proceeding, arguing that although AA2000 complied with the extraordinary regime for the services rendered by CAS, it failed to include under this extraordinary regime the services rendered by third parties. Legal advisors and management believe that once all the installments under the extraordinary regime are fully paid, the action to prosecute tax claims based on these facts will be fully extinguished.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

On December 27, 2018, the Court ordered: to (a) override the defendants’ current cause related to the alleged tax payment evasion of the Profits for Undocumented Outputs tax corresponding to AA2000’s 2006 and 2007 annual fiscal years and the 2008 Income Tax, with the scope provided for by articles 54 of Law No. 27,260 and 336 paragraph 1 of the CPPN; (b) suspend the criminal action initiated for payment evasion of the Income Tax for Undocumented Exits corresponding AA2000’s 2009 annual fiscal year, with the scope provided by art. 54 of law No. 27,260.

This decision was appealed by the Prosecutor Office. The Chamber of Appeals will intervene to decide whether or not to confirm the decision of the Court. If confirmed, the criminal case will be suspended until the payment of the quotas as committed by AA2000 is completed.

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

In August 2011, Asociación de Superficiarios de la Patagonia brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement. The administrative federal court appointed the Argentine Center of Engineers (Centro Argentino de Ingenieros) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed for an amount equals to ARS 97.4 million.

The aforementioned do not constitute a contingency as soon as their execution is ordered, the disbursements must be considered included in the contractual investment plan.

Aeropuertos del Neuquén S.A. (“NQN”) legal proceedings

On October 26, 2018 a lawsuit was served to NQN by a supplier who claims damages stemming from the alleged breach by NQN of an agreement for the financing of the construction of a hangar at the Neuquén Airport. The total amount of the claim is USD 3.5 million. Management and legal advisors understand that the claim is controversial since the non-compliance attributed to NQN responds to the fact that the supplier did not comply first with its own obligation under the agreement. On December 4, 2018, the Court ordered a seizure on the company’s accounts for the amount of USD 577. The seizure has been replaced by an insurance policy. On April 15, 2019, the first instance Court denied the preliminary defense of lack of jurisdiction raised by NQN and on September 24 ,2019 the Court of Appeals confirmed such ruling that rejected ANSA´ said ruling. On December 3, 2019, the proceeding moved into an evidence stage.

Administrative Proceedings – lawsuit against Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”)

On July 25, 2019, AA2000 held a shareholders meeting where it was unanimously approved to consider the outstanding amount of preferred shares and the payment of dividends on them, based on the value calculated as adjusted by inflation instead of the nominal value, as the Argentine National Government had proposed. The dividend approved payable on additional preferred shares was for an amount of ARS 118 million based on the adjusted by inflation amount of ARS 5,914 million.

The legal representative of the shareholder Corporación América S.A. (“CASA”) accepted that valuation criteria in order to avoid a corporate conflict and requested the Board of Directors to file an administrative claim with ORSNA requesting that said increase in the number of preferred shares to be considered for purposes of determining the economic-financial equation of the AA2000 Concession Agreement and to properly adjust the Financial Projections of Income and Expenses approved for the years 2016 and 2017, through Resolutions No 75/19, 92/19 and 93/19. In the event that the increased number of preferred shared, as adjusted for inflation, was not considered by ORSNA for the purpose of determining the remunerated basis of the economic-financial equation, CASA reserved its right to reconsider the criterion of the adjusted value for both the payment of interests and the future, as well as to take proceedings before Court in order to claim for its rights and for damage compensation. Such reservation of rights was made by CASA in accordance with the review procedure of the Financial Projection of Income and Expenses set forth in the AA2000 Concession Agreement. The claim was filed before the National Court of First Instance No. 9 for Administrative Disputes.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

Administrative Proceedings – lawsuit against Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) (Cont.)

CASA understands that the referred resolutions, as well as the “criterion of adjusted value” for the distribution of dividends in preferred shares, contain errors that prevent the balance of the financial economic equation, and therefore, they were challenged before the National Court of First Instance No. 9 for Administrative Disputes.

Conflict with Aerolíneas Argentinas (“ARSA”)

This air operator is currently AA2000’s main customer. As of today, it records an outstanding debt with AA2000. The singularity of ARSA lies in its status as state-owned company, since it is owned by the Argentinian State, which is in turn the grantor of AA2000 Concession Agreement.

Claims have been made before ORSNA as well as formal presentations before the Ministry of Transportation, requesting mechanisms to resolve the situation though different alternatives such as payment plans, compensation and agreements.

From a commercial perspective, preliminary ruling meetings were conducted without positive results. Considering this situation and in accordance with IFRS 15, as from October 1, 2019, only revenue from passenger fees related to ARSA is being recognized.

Brazil legal proceedings

Administrative Proceedings against the Brazilian ANAC

Inframerica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$ 758.6 million, requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of the issuance of new rules and regulations by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal.

In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$ 196.8 million requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other things) the loss of revenues as a result of modifications to the rules and regulation affecting the air traffic system in Congonhas airport.

As of December 31, 2019 claims in the amount of R$ 941.5 million were denied by the Brazilian ANAC, and ICAB is evaluating whether to initiate an arbitration or judicial proceeding regarding the denied claims. Regarding the claim concerning the changes made in cargo tariffs, in August 2018, the ANAC's Collegiate agreed to the request and ICAB was granted the amount of R$ 9.5 million to be deducted from future fixed grants. The remaining claims are under review by the Brazilian ANAC.

On November 17, 2015, ICAB was notified by ANAC about the end of the administrative proceeding regarding a penalty for the breach of the provision 10.1 c/c – 10.8 D of Annex 2 of Concession Agreement for not submitting the Quality Services Plan (“PQS”) within the provided deadline. According to ANAC’s criteria, the PQS has to be submitted on an annual basis, before each June 24 and 30 days before the annual readjustment of tariffs. For the year 2013, this criterion was not followed by ICAB since the Company understood that the deadline was October 23. ANAC applied a fine to ICAB of R$ 10.6 million. On March 9, 2016, ICAB brought this discussion to the judicial appreciation. On May 8, 2019, the court denied the request for cancellation of the fine, ICAB appealed this decision on May 23. On July 9, 2019, the appeals court granted ICAB the suspension of said fine until the matter is fully analyzed by it.

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

As of December 31, 2019, all ICASGA claims, filed on December 29, 2015, totaling the amount of R$ 1.0 billion were denied by the Brazilian ANAC. ICASGA is evaluating whether to initiate an arbitration or judicial proceeding regarding the economic re equilibrium.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Brazil legal proceedings (Cont.)

Administrative Proceedings against the Brazilian ANAC (Cont.)

On June 25, 2019, ICASGA filed a new independent claim in the total amount of R$ 12.1 million before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on extraordinaire expenditures on the renovation and correction of constructive mistakes of the airport landing strip (runway).

Civil Proceedings

Inframerica and its subsidiaries are defendants in various civil lawsuits, which individually and in the aggregate are not material. In addition, an ordinary action against the Brazilian ANAC was filed to suspend the payment of the annual granting fees for 2016 and 2017 related to Inframerica Concessionária do Aeroporto de Brasilia S.A.´s concession (outorga anual), in the amount of R$245.7 million and R$253.0 million respectively. However, as the process of rescheduling the annual fees payable for the remainder of the concession was agreed, on December 6, 2017, ICAB requested a waiver to terminate the proceeding. This waiver request was granted, but the proceeding still stands in order to conclude an existing discussion regarding legal fees.

Inframerica Participações S.A.

Inframerica Participações S.A. identified three payments totaling R$ 858 made during 2014 by ICAB, when Infravix Participações S.A. was still an indirect shareholder of the Inframerica, to individuals or entities for which Inframerica was unable to clearly identify a proper purpose.

On September 14, 2019, Receita Federal imposed Inframerica to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were allegedly without cause or did not identify a beneficiary. ICAB is contesting the fine through an administrative procedure. The outcome of this procedure is still uncertain.

If these payments are ultimately found to have been improper, additional fines and sanctions may be applied, as well as other penalties.

Tax Proceedings

On November 1, 2017, ICASGA started a lawsuit that discusses the collection of Property and Urban Territorial Tax (IPTU) by the City of São Gonçalo do Amarante; On January 18, 2018, the Judge granted a provisional decision, suspending the tax collection. On August 27, 2019, a favorable sentence was handed down to the company, dismissing the collection as unfounded. The Municipality appealed on September 20, 2019, and obtained a provisional decision, which allows it to collect the tax around R$ 17 million until the case is finally judged. On December 11, 2019, ICASGA appealed against that provisional decision, and is still waiting for it to be reconsidered.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

TAGSA legal proceedings (Cont.)

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

The Arbitral Court was already appointed and the CIADI issued: (a) final procedural timeframe, and (b) first resolution on the procedure to be initiated (definitions on language, presentations, translations, experts and witness hearings, among others).

As of the date of this consolidated financial statements: (a) Kuntur Wasi and Corporación América filed their Memorial (complaint). Such documentation was sent to the counterpart and their response was received on March 14, 2020. Both parties have agreed to carry out the process under rules of confidentiality.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Peruvian Proceedings (Cont.)

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

However, the Court decided to lift the bank secrecy of Messrs. Carlos Vargas Loret de Mola, Antonio Guzman Barone, Jose Balta and Kuntur Wasi.

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

On August 2019, the Prosecutor in Perú formalized the complaint against some officers of Kuntur Wasi and some government officials for collusion in the signing of the addendum.

However, on February 12, 2020 the local court (Primera Fiscalía Superior Especializada en delitos de corrupción de funcionarios del Distrito Judicial de Lima) confirmed the process is definitely closed and the involved parties were released from any further action in this regard.

Management and legal advisors, in any event, will continue vigorously defending against any of these allegations, considering that such allegations are without merit.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

Country	Concession	Number of Airports	Concession Start Date	Current Concession End Date	Extension Details
Argentina	AA2000	35[1]	1998	2028	10 years
	NQN	1	2001	2021	5 years
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2046
	TA (ADF)	1	2003 (2014)	2043
Brazil	ICASGA	1	2012	2040	5 years
	ICAB	1	2012	2037	5 years
Uruguay	Puerta del Sur	1	2003	2033
	CAISA	1	1993 (2008) (2019)	2033
Ecuador	TAGSA	1	2004	2029
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Peru	AAP	5	2011	2036	Extendable to 2071
Total		52

1.	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending government approval to be included in the AA2000 concession.

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

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State of Argentina issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires, to the National Airport System.

In order to incorporate the said Airport into “Group A”, on December 27, 2017 the National Government issued Decree No. 1107/17 and Resolution 894/2018 of the Ministry of Transportation.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The Argentine Concession Agreement was granted for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the Argentine National Airports Regulator (Organismo Regulador del Sistema Nacional de Aeropuertos, the “ORSNA”) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. The Group could not provide any assurance that the Argentine National Government will grant its request or on what conditions.

In addition, under the terms of the Argentine Concession Agreement, the Argentine National Government will have the right to buyout the concession at any time as from February 13, 2018. If such right is exercised, the Argentine National Government is required to indemnify AA2000.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

Argentine Concession Agreement (Cont.)

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

- 2.5% of total revenue to a trust for investment commitments for the “Group A” airports of the Argentine National Airport System. (Those operated by AA2000).

AA2000 may cancel the obligations to provide amounts of money to the trust through the assignment of credits whose cause and/or title are the result of the provision of aeronautical and/or airport services performed within the framework of the concession, with the previous intervention of The Secretary of Transportation and the authorization of the ORSNA.

The Argentine Concession Agreement requires AA2000 to formulate a master plan for each of its airports. Each master plan establishes the investment commitments to be received by each airport during the term of the Argentine Concession Agreement, taking into account the expected demand of aeronautical and commercial services.

AA2000 is required to make capital expenditures in accordance with the investment plan commitment included in the Argentine Concession Agreement. Total investment commitments between January 2006 and 2028 are ARS 2,158 million (calculated in December 2005 values). As of December 31, 2019, AA2000 has invested ARS 2,912.7 million (calculated in December 2005 values) under the investment plan.

In order to guarantee performance of the works under the investment plan, AA2000 is required to enter into a guarantee with a value equal to 50% of the investment planned for the year before March 31 of each year. AA2000 granted a surety bond in the amount of ARS 1,465 million (approximately USD 24.5 million) to comply with the investment plan guarantee required by the Argentine Concession Agreement.

AA2000 sets up a guarantee for concession contract fulfilment for the total amount is for ARS 1,123.4 million (approximately USD 18.76 million) which is renewed on an annual basis.

In addition, AA2000 is required to maintain a civil liability insurance policy Covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 5 million). AA2000 has taken out insurance policy for an amount of USD 500 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

As a result of the renegotiation of the concession contract, in 2006 AA2000 has delivered to the Argentine Government 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of ARS 1 each and have no voting rights. Such shares are redeemable by AA2000 at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government has the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent AA2000 has not previously redeemed such annual percentage for the respective year. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event AA2000 does not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation. There are 747,529,409 preferred shares outstanding at December 31, 2019 (629,252,640 at December 31, 2018).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

Argentine Concession Agreement (Cont.)

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

Uruguayan Concession Agreements

Carrasco International Airport

Puerta del Sur S.A. (“PDS”) signed with the Uruguayan Government a concession agreement which grants until the year 2033 the management, exploitation, construction, maintenance and operation of Carrasco International Airport “Gral. Cesáreo L. Berisso”.

Obligations Assumed by PDS as Concessionaire

-	Use the assets, facilities, material and human resources for associated with the provision of aeronautical and commercial services under the concession agreement exclusively for that purpose.

-	Make investments in construction, new works, repair, upgrade, preservation and maintenance, as described in the technical attachments to the concession agreement, according to the investment schedule. In addition, perform the necessary investments in response to the growth in the national and international traffic of passengers and cargo.

-	Take on all necessary measures so that the Carrasco International Airport is at least under the following categories: to be included in the following categories of the International Air Transport Association (“I.A.T.A”): (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of I.A.T.A).

-	Pay the annual concession fee under the terms and conditions of the concession agreement.

-	Maintain the guarantees and insurance policies valid and current. Keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24 hours a day, seven days a week) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances.

The Integrated Management Contract also establishes:

-	The contract term shall be 20 years as from November 21, 2003, and may be extended for a further 10-year term, at PDS’s request and subject to the approval of the Uruguayan government.

-	An amendment to the contract dated September 2, 2014, were the option to extend was exercised by PDS and the concession was extended until November 20, 2033.

-	The maximum prices to be charged by PDS at the Carrasco airport for landing, aircraft, parking, cargo and aircraft services. The fee payable to the National Airport Infrastructure and Civil Aviation Authority in Uruguay (“DINACIA”), as well as the frequency of those payments.

-	The amount of the guarantees to be provided in favor of the Uruguayan Ministry of Defense for:

-	the obligations of the purchaser (the Company) to hire an airport operator, investments and payment of capital; and

-	the obligations of PDS for performance under the concession agreement.

-	PDS is required to engage and maintain an airport operator who, in turn, is in charge of providing advice to PDS in the following service areas; airplanes, passengers, mailing and cargo.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Fees

Pursuant to the concession agreement, Puerta del Sur is required to pay to the Uruguayan government an annual fee, which will be the higher of: a) USD 4,555; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00419, plus applicable cargo fees.

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

Punta del Este Airport

Consorcio Aeropuertos Internacionales S.A. signed with the Uruguayan Government a concession agreement which grants until the year 2019 for the reconstruction, maintenance and partial operation of the services of International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este.

On March 28, 2019, Resolution 1351/2019 was issued by the Ministry of Defense, which approved the amendment of the Punta del Este Concession Agreement.

As of June 28, 2019, the concession agreement among Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which operates and maintains the Punta del Este Airport, and the Ministry of Defense has been amended extending its term to March 31, 2033.

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of USD 500 thousand and incremental capital expenditures of approximately USD 35 million, including the construction of a new general aviation terminal building, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfilment for USD 1.6 million and USD 4.2 million respectively.

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

-Payment of the annual concession amount

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

-Provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA.

Fees

TAGSA is required to pay the annual concession amount to a trust, which amounts to 50.25% of gross revenues from tariffs and charges, and certain other commercial revenues from the operation of JJO to the Trust Fund for Development of the New Airport of Guayaquil, plus a fixed amount of USD 1.5 million per year for administrative services. The Guayaquil Concession Agreement amendment includes an increase in the annual concession fee, effective as of July 1, 2018, from 50.25% to 55.25% paid over aggregate gross revenues received from tariffs and charges and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center). Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of USD 524.6 thousand in the administrative service fee, paid semiannually commencing February 2019.

Guarantees

TAGSA is required to maintain a performance bond as security for the timely fulfillment of the obligations under the concession agreement of USD 3 million for the rest of the concession. In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20% of the amount that is required to be paid by TAGSA to the Trust minus the amount of the performance bond of Guayaquil Concession Agreement. The current amount of the performance bond is USD 6.4 million.

ECOGAL is required to deliver a performance bond of USD 700,000 to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., an insurance company in Ecuador, and is in force until April 13, 2020. This bond will be renewed annually.

Brazil Concession Agreement

Inframerica Concessionária do Aeroporto de Brasília S.A. and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. signed with the Brazilian regulatory authority (the Brazilian ANAC) a concession agreement which grants the construction, operation and maintenance of the airports of Brasilia, for a period of 25 years from 2012, and the airport of Natal (São Gonçalo do Amarante) for a period of 28 years, since 2012. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations Assumed by Inframerica Concessionária do Aeroporto de Brasília S.A. and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. as Concessionaires

- providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law 8.987/95 (the Brazilian Concessions Law), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Airport Operation Plan;

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

Fees

Grant payment obligations arising from these concession agreements are described in Note 23.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:

Event	Amount of the Performance Bond (in R$)	Amount of the Performance Bond (in USD)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65 million	16.1 million
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract)	6.5 million	1.6 million
Current amount of Phase II	13.6 million	3.4 million
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments

Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7 million	66.1 million
After completion of Phase I-B of the Brasilia Concession Agreement or at the termination of the contract	133.3 million	33.1 million
Current amount of Phase II (*)	202.3 million	50.2 million
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement.	19.1 million	4.7 million

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

AAP is required to provide a guarantee of the execution of the works, including the payment of any penalties. The AAP Construction performance bond will guarantee (i) during the initial construction period, a total of 10% of the sum of the amounts established in the work execution program, that must renewed annually during the duration of this stage and the following three months, and (ii) during the remaining period, a total of 20% of the sum of the amounts established in the Annual Investment Plan for the Remaining Period Works, and must be renewed annually until 12 months after the complete execution of the works. As of December 31, 2019, the amount guaranteed is approximately USD 1 million.

On April 12, 2019, CAAP issued guarantees in favour of AAP for concession contract fulfilment and works to be performed with two standby letters of credit of CAAP with Citibank for a total amount of USD 2,25 and USD 0,5 respectively.

Armenian Concession Agreement

Armenia International Airports CJSC has been awarded a concession agreement which grants until year 2032 the exclusive rights of exploitation, administration, maintenance and operation of Yerevan airport, Zvartnots. At the end of the concession period, the Company has the option to indefinitely extend the term of the concession agreement for additional periods of five years. The Armenian Concession Agreement does not require Armenia International Airports C.J.S.C to pay any fee or other consideration of any kind whatsoever for the rights granted to it under the Armenian Concession Agreement.

Within the scope of the Armenian Concession Agreement the Company planned to build a new terminal in three phases. The first two phases are completed, which mainly included the construction of a new terminal for arrivals and departures.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Obligations Assumed by the Concession Manager

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

During the next five years, AIA expects to incur USD 83.9 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Obligations Assumed by TA as Concessionaire

Under the terms of the Pisa and Florence Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining Pisa Airport, which includes, inter alia, the performance of the following obligations and activities:

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

Guarantees

Suretyships provided to third parties on behalf of TA (€ 10.8 million as of December 31, 2019 and € 10.1 as of December 31, 2018) mainly refer to performance bonds with ENAC (Italian regulatory authority) as beneficiary, in order to guarantee full and exact fulfillment of the obligations established with the two 40-year Conventions signed; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Toscana Aeroporti S.p.A. (“TA”) expansion plan

Pisa Airport

On January 26, 2019, TA presented the expansion plan for the Pisa Airport terminal and the related flight infrastructures included in the 2018-2028 Master Plan, i.e., the program of works regarding the whole infrastructure system within the Pisa Airport, including the secondary runway and the aprons, as well as the project for creating an aircraft maintenance hub.

Florence Airport

On February 6, 2019, a favorable opinion was obtained regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence Airport, which calls for the construction of a new 2,400-meter runway and a new terminal, was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructure and Transport (“MIT”) will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport.

On April 16, 2019, the decree ratifying the successful completion of the 2014-2029 Master Plan procedure for Florence Airport was signed by the MIT. The decree marks the conclusion of the authorization procedure for the project, which had begun in 2015, following the favourable Environmental Impact Assessment (Valutazione di Impatto Ambientale - “VIA”) awarded on December 28, 2017, and the end of the Conference of Services on February 6, 2019.

On May 27, 2019, TA has been notified by the Regional Administrative Court (“TAR”) of the Region of Tuscany that it has granted the petitions lodged by the committees and the municipalities located in the “Piana di Castello” area, near Florence, overturning Decree-Law relating to the approval of the VIA for the Florence Master Plan, thus interrupting the procedures required to advance on the construction works, despite the favorable conclusion of the Service Conference last February. This judgement seeks to overturn the approval of the VIA, that was based on the assessment given by the national ministerial commission of experts regarding the suitability of the technical documentation to demonstrate the lack of negative impacts on the environment.

In protection of the legitimate interests of the Company, its shareholders and the city of Florence, TA has instructed its legal counsel to immediately lodge an appeal before the Council of State with a motion for a stay of the judgement.

On June 14, 2019, the MIT initiated a procedure for the adoption of a stay of the directorial decree ratifying the conclusion of the Service Conference relating to the Florence Airport followed as a matter of course on the recent judgement by the TAR of Tuscany quashing the VIA decree.

As of December 31, 2019, a judgement is being awaited from the Council of State, with which TA has lodged an appeal together with other institutional entities on July 25, 2019 for the resolution of the dispute.

See judgement update in Note 30.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The preliminary contract signed determined a payment by Toscana Aeroporti S.p.A. of an amount of € 3.7 million (approximately USD 4.5 million) classified as a confirmation deposit with no property passage from NIT to Toscana Aeroporti S.p.A. In case the above-mentioned conditions fail, the preliminary contract will be no valid anymore and the amount of the confirmation deposit will be immediately reimbursed to Toscana Aeroporti S.p.A.

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2019, 2018 and 2017, equity as defined under Luxembourg laws and regulations consisted of:

	At December 31, 2019	At December 31, 2018	At December 31, 2017
Share capital	160,022	160,022	1,500,000
Share Premium	180,486	180,486	-
Legal reserve	176	176	2
Free distributable reserves	385,055	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883	-
Retained earnings	(78,497)	(72,231)	31,206
Total equity in accordance with Luxembourg law	1,999,125	2,005,391	1,916,263

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions

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

Summary of balances with related parties are:

	At December 31,
	2019	2018
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,555	1,189
Trade receivables with other related parties	687	1,799
Other receivables with associates	658	856
Other receivables with other related parties	8,611	8,755
Other financial assets with associates	2,494	5,858
Other financial assets with other related parties	14,573	14,794
Trade payables to other related parties	(3,017)	(4,281)
	25,561	28,970
(b) Other liabilities
Other liabilities to other related parties	(7,538)	(2,711)
	(7,538)	(2,711)
(c) Other balances
Cash and cash equivalents in other related parties	15,312	9,986
	15,312	9,986

	For the year ended
	2019	2018	2017
Transactions
Cash contribution and contributions in kind	-	-	6,600
Refund of shareholder contributions	-	-	(28,893)
Aeronautical/Commercial revenue	7,187	7,507	6,790
Fees	(8,256)	(6,056)	886
Interest accruals	654	(320)	(3,159)
Acquisition of goods and services	(19,002)	(23,909)	(13,950)
Others	(4,449)	(954)	(900)

Remuneration received by the Group’s key staff (company`s directors) amounted to approximately 1.7% of total remunerations accrued at December 31, 2019, 1.8% accrued at December 31, 2018 and 2.6% accrued at December 31, 2017.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Cash flow disclosures

	At December 31,
Changes in working capital	2019	2018	2017
Other receivables and credits	(103,908)	(41,567)	(78,303)
Inventories	(1,395)	(999)	(909)
Other liabilities	(48,116)	(37,242)	(171,741)
	(153,419)	(79,808)	(250,953)

The most significant non-cash transactions are detailed below:

	For the year ended
	2019	2018	2017
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(4,368)	(595)	(1,591)
Dividends not paid	-	-	(2,007)
Right-of-use asset initial recognition with an increase in Lease liabilities	(12,273)	-	-
Income tax paid with tax certificates	-	1,650	-
Property, plant and equipment acquisitions with an increase in Other liabilities / Trade payables	-	-	(9)
Borrowings cost capitalization	(562)	-	(9,301)
Contribution in kind in associates	-	-	(17,950)
Decrease in Intangible with an decrease in Other liabilities	-	-	(84,075)
Assignment of credits	-	-	(4,744)
Payment of Commitments to the grantor with a decrease in Other receivables and credits	-	-	64,284

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	446,007	678,936	-	1,715	1,126,658
Adjustment on adoption of IFRS 16	-	-	-	(1,715)	(1,715)
Cash flows	121,830	(94,142)	-	-	27,688
Foreign exchange and inflation adjustments	(34,347)	699	-	-	(33,648)
Other non-cash movements *	41,792	47,569	-	-	89,361
Balances as of December 31, 2019	575,282	633,062	-	-	1,208,344

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	765,330	682,415	34,651	4,049	1,486,445
Cash flows	(308,547)	(48,153)	(34,980)	(1,664)	(393,344)
Foreign exchange adjustments	(55,935)	(3,624)	-	(1,265)	(60,824)
Other non-cash movements *	45,159	48,298	329	595	94,381
Balances as of December 31, 2018	446,007	678,936	-	1,715	1,126,658

* This line mainly includes interest accrued.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Earnings per share

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

The following tables shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total of continuing operations:

	2019	2018	2017
Income attributable to equity holders of the Group	9,099	7,125	63,491
Weighted average number of shares (thousands)	160,022	158,848	148,118
Basic income per share of the year	0.06	0.04	0.43

As of the date of the issuance of these consolidated financial statements, there are no CAAP instruments outstanding that imply the existence of potential ordinary shares. Thus the basic net income per share matches the diluted net income per share.

30       Subsequent events

Council of State judgement – Toscana Aeroporti expansion plan

On February 13, 2020, Toscana Aeroporti acknowledges the judgement of the Council of State rejecting the appeal lodged by, inter alia, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities, Italian Civil Aviation Authority (ENAC), Municipality of Florence, Region of Tuscany, Metropolitan City of Florence and Toscana Aeroporti against the judgement of the Regional Administrative Court of Tuscany No. 723 of 2019.

While fully respecting Council of State’s judgement, Toscana Aeroporti is firmly convinced of the need for the Florence airport to construct a new runway and a new terminal to remedy the airport’s evident critical infrastructure concerns and will therefore verify the conditions and actions to be taken, together with the competent entities — and first and foremost the Italian Civil Aviation Authority — to move ahead with the project.

It is important to note that the work done was carried out according to the opinions and instructions provided by the competent ministries and the competent Environmental Compatibility Assessment (VIA) Commission, by virtue of the positive opinions obtained from the Italian Environmental Compatibility Assessment Commission, Italy's Ministry of the Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities and Italy's Ministry for Infrastructure and Transport.

On February 20, 2020, the Board of Director of Toscana Aeroporti S.p.A., convened under the chairmanship of Marco Carrai, acknowledged and examined the content of the judgements of the Council of State rejecting the appeals lodged.

Fully aware of the Florence airport’s need to construct a new runway and a new terminal to remedy the airport’s evident critical infrastructure concerns – as also highlighted in this date by the Italian Civil Aviation Authority (“ENAC”) in its letter where it requires that the analysis, study and design activities be launched, thereby confirming its interest in the constriction of the new runway –, the Board of Directors resolved to take the necessary steps to move forward with the proceedings concerning the Florence airport’s Master Plan.

The Company continued in 2019 the project activities, which reached a definitive and executive level, connected to the incorporation of the provisions as emerged from the EIA and Urban Planning Compliance procedures. In light of the level of detail of the projects carried out to date, as well as of the territorial development framework as defined by the determinations of the local authorities in charge (Region, Province, Municipalities concerned) on the basis of the technical analyzes carried out TA considers it reasonable that all specialist analyzes and project works so far developed and entered in work in progress will be fully usable despite the negative outcome of the use of the above judgment, which however has not called into question its technical validity, and in light of the imminent start of a new process of approval.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

30       Subsequent events (Cont.)

Council of State judgement – Toscana Aeroporti expansion plan (Cont.)

No impairment was revealed taking into account that the judgments referred to above do not call into question the technical validity of the project and do not recognize any regulatory or environmental impediments to its realization, and also TA being able to re-use the specialist analyzes and design works so far developed within the new procedure for approving the works.

Re-bidding of Natal Airport Concession

On March 5, 2020, CAAP announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed a request to the Brazilian Federal Government to commence the re-bidding process of the International Airport of São Gonçalo do Amarante (“Natal Airport”). If the request is approved, the operation of Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

Several factors drove the Company’s decision to seek return of this concession. Passenger traffic has been negatively impacted by the adverse economic conditions in Brazil over the past years, particularly affecting tourism activity in the country, which resulted in lower than expected passenger traffic. At Natal Airport in particular, total passenger traffic reached 2.3 million in 2019, compared to the 4.3 million expected as per the feasibility study. In addition, as the Natal Airport concession occurred in 2011 and was the first airport concession in Brazil, passenger tariffs lag those of all other privatized airports in the country under the same tariff scheme, which as of December 2019 are in average 35% higher than Natal Airport tariffs and air navigation tariffs charged in other airports are 301% higher than in Natal Airport. This situation has required CAAP to make capital contributions to sustain this concession and thus allow ICASGA to remain in compliance with all of its financial obligations to the Brazilian Government and financial institutions.

Indebtedness

During March 2020, CAISA received the first disbursements of the planned financing with Banco Santander S.A. and Banco Itaú Uruguay S.A. for construction works at Punta del Este airport for a total amount of USD 3.3 million divided equally among both financial institutions. Disbursements up to USD 16 million will be made according to the level of progress of works up to 80%. The principal amounts under these credit facilities shall be repaid in five annually, equal and regular installments, the first one being payed as of 30 April, 2021, and are secured by the assignment of certain revenues. The main covenants require compliance with certain financial ratios as well as certain restrictions as changes in ownership interests or change in control, among others.

Effects of Covid-19 on operations

At December 31, 2019, a limited number of cases of an unknown virus had been reported to the World Health Organization. There was no explicit evidence of human-to-human transmission at that date. Travel had not been affected mainly in the regions generally served by the Company, Latin America, Europe and the United States. In January and February 2020, the virus (known as Covid-19 or “Coronavirus”) spread to other parts of the world, mainly certain countries in Europe such as France, Germany and Italy.

Given the scale of the virus spread, in March 2020, several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period, generally between 30 days and 45 days.

Specifically, the governments and transportation authorities in many of CAAP’s countries of operations have issued flight restrictions as follows:

•    Argentina: Presidential Decree issued on March 12, 2020 new measures in relation with the sanitary emergency in the country, and banned inbound flights from China, South Korea, Iran, Japan, the United States, United Kingdom and Europe, starting March 17, 2020 and lasting for 30 days. Starting March 17, 2020, only Aerolíneas Argentinas, the national carrier, will be allowed to operate with the goal of repatriating Argentines and foreign Argentine residents.

•    Italy: As per Decree issued by the Ministry of Transportation and Infrastructure on March 12, 2020, the Italian Civil Aviation Authority has ordered Florence Airport, among others, to limit its operations as of March 14, 2020. While Pisa Airport is not affected by the decree, there have been very few flights in the current environment.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended on December 31, 2019, 2018 and 2017

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

30       Subsequent events (Cont.)

Effects of Covid-19 on operations (Cont.)

•    Ecuador: On March 14, 2020, the Emergency Operations Committee, composed of top government authorities, resolved to close all borders to foreigners starting March 15, 2020 and to Ecuadorean nationals from March 16, 2020.

•   Uruguay: On March 15, 2020, the government announced restrictions for flights arriving from Argentina, starting March 17 and from the United States starting March 18. It also announced it would halt all flights from Europe starting March 20, 2020.

Depending on how the situation evolves, governments may impose tougher measures including the extension of the travel bans for longer periods. In addition, concerns about the Coronavirus are negatively impacting travel demand (and therefore the Company’s business) generally.

In this context, CAAP has formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including potential reductions in operating costs while maintaining quality and safety standards. The Company is also in conversations with the relevant regulatory agencies and aviation and transportation authorities in each of its countries of operations to review mitigation measures, as it navigates this unprecedented environment. CAAP has also further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and personnel.

As a result of the above and considering that the COVID-19 pandemic is complex and rapidly evolving, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation and taking all measures necessary to preserve human life and the Company’s business together with taking several steps to further strengthen the financial position and maintaining financial liquidity and flexibility.

There are no other subsequent events that could significantly affect the Company’s financial position as of December 31, 2019.