Form 20-F
period 2020-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2021-04-09
CIK 1717393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission file number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

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

163,222,707 Common Shares, as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

 ii

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:

•	our business strengths and future results of operation;

•	delays or unexpected casualties related to construction under our investment plan and master plans;

•	our ability to generate or obtain the requisite capital to fully develop and operate our airports;

•	the COVID-19 pandemic impact, as well as other epidemics, pandemics and public health crises;

•	general economic, political, demographic and business conditions in the geographic markets we serve;

•	decreases in passenger traffic;

•	changes in the fees we may charge under our concession agreements;

•	inflation and hyperinflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar;

•	the early termination, revocation or failure to renew or extend any of our concession agreements;

•	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);

•	changes in our investment commitments or our ability to meet our obligations thereunder;

•	existing and future governmental regulations;

•	natural disaster-related losses which may not be fully insurable; and

•	cyberterrorism in the international markets we serve.

We believe these forward-looking statements are reasonable; however, these statements speak only as of the date of this annual report and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss these risks in this annual report in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2020 and 2019 and for our fiscal years ended December 31, 2020, 2019 and 2018 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L., a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 30, 2021, is also included in this annual report.

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

Our Reorganization

In order to facilitate our initial public offering in February 2018, during the fiscal year ended December 31, 2015, our ultimate controlling shareholder, Southern Cone Foundation, a foundation organized under the laws of Liechtenstein (“SCF” or our “Controlling Shareholder”), completed a reorganization of A.C.I. Airports International S.à r.l. and various other entities and businesses under the common control of SCF in order to organize all of our airports business activities under A.C.I. Airports International S.à r.l., and to transfer all business activities not related to the airport business to other affiliates (the “Reorganization”).

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

Factors Affecting Comparability of Prior Periods

During 2018, particularly in the third and fourth quarters of 2018, Argentina experienced a devaluation of its currency against the U.S. dollar of 102.2%, which exceeded the inflation rate by 47.6% for the same period. This factor, compounded with the application of IAS 29 as from January 1, 2018, which changed the mechanism for translating the financial information into U.S. dollars that we have been applying up to December 31, 2017, affected the comparability of the figures reported for the year ended December 31, 2018 with the corresponding period in 2017. While still significantly high, the variation of the devaluation (58.9%) of the Argentine peso vis-à-vis the inflation rate (53.8%) during 2019, and the variation of the devaluation (40.5%) of the Argentine peso vis-à-vis the inflation rate (36.1%) during 2020, did not have such an impact in our results of operations as in 2018. Therefore, comparability of the figures reported for the year ended December 31, 2019 with the corresponding period in 2018 was significantly affected. During 2020, the Company’s operations were significantly affected due to the impact of the COVID-19 pandemic and the measures that affected and continue to affect passenger traffic. The significant decrease in our results of operations due to the COVID-19 pandemic affected the comparability of the figures reported for the year ended December 31, 2020 with the corresponding period in 2019.

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

As part of the management share compensation plan (see “—Compensation — “Management Compensation Plan”), on October 9, 2020, the board of directors of the Company increased the Company’s share capital by the amount of U.S.$3,200,445 through the issuance of 3,200,445 new shares having a nominal value of U.S.$1.00 each. As a result of the issuance of these new shares, the outstanding share capital of the Company increased from 160,022,262 shares to 163,222,707 shares. These new shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of U.S.$6,144,854.40 (i.e., a subscription price of U.S.$1.92 per new share, being the market price per share as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves. The new shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the management share compensation plan. As of the date of this annual report, 590,000 shares have been allocated for distribution to key employees under the management share compensation plan and the remaining outstanding 2,610,445 shares are still held in treasury.

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

The following selected consolidated financial information and other data of the Company should be read in conjunction with, and are qualified by reference to, “Operating and Financial Review and Prospects” and our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this annual report. Our financial information is presented in millions of U.S. dollars unless otherwise noted.

The selected consolidated statement of financial position data as of December 31, 2020 and 2019 and the selected consolidated statement of income, comprehensive income and cash flow data for the years ended December 31, 2020, 2019 and 2018 have been derived from our Audited Consolidated Financial Statements included elsewhere in this annual report. Our selected consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 has derived from our audited consolidated financial statements not included in this annual report.

We prepare our Audited Consolidated Financial Statements in accordance with IFRS as issued by the IASB. We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. We applied IFRS for the first time for our fiscal year initiated January 1, 2015.

Consolidated Statement of Income

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
Continuing Operations
Revenue	607.4	1,558.6	1,426.1	1,575.2	1,366.3
Cost of services	(653.6)	(1,138.4)	(971.4)	(1,030.0)	(859.1)
Gross (loss) / Profit	(46.2)	420.2	454.7	545.2	507.3
Selling, general and administrative expenses	(101.8)	(168.3)	(171.9)	(194.2)	(170.9)
(Impairment loss)/ Reversal of previous impairment	(62.3)	(42.8)	—	3.1	(16.6)
Other operating income	54.1	17.3	20.2	20.0	16.9
Other operating expense	(7.5)	(2.7)	(4.1)	(4.8)	(4.9)
Operating (loss) / Income	(163.7)	223.6	299.0	369.1	331.8
Share of loss in associates	(6.2)	(5.4)	(4.1)	(15.8)	(1.3)
(Loss) / Income before financial results and income tax	(169.9)	218.3	294.8	353.3	330.5
Financial income	35.7	51.9	76.3	62.6	37.5
Financial loss	(215.5)	(233.5)	(331.1)	(302.0)	(273.0)
Inflation adjustment	(26.5)	(25.4)	(36.5)	—	—
(Loss) / Income before income tax	(376.2)	11.3	3.5	113.8	95.1

Income tax	14.3	(17.1)	(14.1)	(46.9)	(56.4)

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
(Loss)/Income from continuing operations	(361.9)	(5.8)	(10.6)	66.9	38.7
(Loss)/Income from discontinued operations	-	-	-	-	(9.5)
(Loss)/ Income for the Year	(361.9)	(5.8)	(10.6)	66.9	29.2
Attributable to:
Owners of the parent	(253.1)	9.1	7.1	63.5	33.8
Non-controlling interest	(108.8)	(14.9)	(17.7)	3.4	(4.5)
	(361.9)	(5.8)	(10.6)	66.9	29.2

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
Earnings per share attributable to owner of the parent
Weighted average number of ordinary shares (in thousands) (1)	160,022	160,022	158.848	148,118	148,118
Continuing Operations
Basic and diluted earnings per share(1)	(1.58)	0.06	0.04	0.43	0.29
Discontinued Operations
Basic and diluted earnings per share(1)	-	-	-	-	(0.06)
Continuing and Discontinued Operations
Basic and diluted earnings per share(1)	(1.58)	0.06	0.04	0.43	0.23

(1)	Years ended December 31, 2018, 2017 and 2016, include the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Comprehensive Income

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
(Loss)/Income for the year	(361.9)	(5.8)	(10.6)	66.9	29.2
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	(0.2)	(0.2)	0.3	- (1)	(0.3)
Items that may be subsequently reclassified to profit or loss
Shares of other comprehensive income/(loss) from associates	(0.5)	- (1)	(1.2)	0.4	- (1)
Currency translation adjustment	(32.7)	(24.8)	(247.7)	(25.6)	(48.6)
Other comprehensive loss of continuing operations for the year, net of income tax	(33.3)	(25.0)	(248.6)	(25.1)	(48.9)
Currency translation adjustment from discontinued operations	-	-	-	-	4.3
Other comprehensive income of discontinued operations for the year, net of income tax	-	-	-	-	4.3
Total other comprehensive loss for the year	(33.3)	(25.0)	(248.6)	(25.1)	(44.6)
Total comprehensive (loss)/income for the year	(395.2)	(30.8)	(259.2)	41.8	(15.4)
Attributable to:
Owners of the parent	(278.3)	(4.3)	(154.2)	34.9	1.5
Non-controlling interest	(116.9)	(26.5)	(105.0)	6.8	(16.9)
	(395.2)	(30.8)	(259.2)	41.8	(15.4)

(1)	Amount not shown due to rounding.

Consolidated Statement of Financial Position

	As of December 31,
	2020	2019	2018	2017	2016
Assets
Non-current assets	2,885.7	3,374.6	3,312.5	3,221.7	3,120.2
Current assets	520.0	507.6	532.7	579.5	507.1
Total assets	3,405.7	3,882.2	3,845.3	3,801.2	3,627.3
Total equity	805.3	1,198.6	1,222.7	797.1	803.3
Liabilities
Non-current liabilities	2,047.8	2,121.3	2,172.0	2,272.1	2,161.2
Current liabilities	552.6	562.3	450.6	732.0	662.8
Total liabilities	2,600.4	2,683.6	2,622.6	3,004.1	2,824.0
Total equity and liabilities	3,405.7	3,882.2	3,845.3	3,801.2	3,627.3
Equity
Weighted average number of ordinary shares (in thousands)(1)	160,022	160,022	158,848	148,118	148,118
Declared dividends per share	—	—	—	—	—

(1)	Years ended December 31, 2018, 2017 and 2016, include the effect of the retroactive application of the 1-to-10.12709504 Reverse Stock Split. See “Reverse Stock Split” for more information.

Consolidated Statement of Cash Flows

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
Net cash provided by/(used in) operating activities	0.8	(19.7)	191.7	(49.4)	172.8
Net cash used in discontinued operating activities	-	-	-	-	(8.2)
Net cash provided by/(used in) investing activities	1.6	(12.1)	(59.2)	(45.2)	35.8
Net cash used in discontinued investing activities	-	-	-	-	(8.1)
Net cash provided by/(used in) financing activities	90.5	24.6	(65.7)	129.0	(159.4)
Net cash provided by discontinued financing activities	-	-	-	-	-
Increase/ (Decrease) in cash and cash equivalents from continuing operations	93.0	(7.3)	66.8	34.4	49.2
(Decrease)/ Increase in cash and cash equivalents from discontinued operations	-	-	-	-	(16.2)

RECONCILIATION OF NON-IFRS DATA

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

For the definition of “Adjusted EBITDA” and “Adjusted EBITDA excluding Construction Services” please see “Presentation of Financial Information.”

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are reconciled to consolidated income from continuing operations below:

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
(Loss)/Income from continuing operations	(361.9)	(5.8)	(10.6)	66.9	38.7
Financial income	(35.7)	(51.9)	(76.3)	(62.6)	(37.5)
Financial loss	215.5	233.5	331.1	302.0	273.0
Inflation adjustment	26.5	25.4	36.5	-	-
Income tax	(14.3)	17.1	14.1	46.9	56.4
Amortization and depreciation(1)	183.4	162.4	151.0	108.3	96.7
Adjusted EBITDA	13.6	380.7	445.9	461.6	427.2
Construction services revenue	(125.8)	(350.3)	(198.4)	(250.1)	(165.1)
Construction services costs	124.4	348.0	196.3	248.6	163.7
Adjusted EBITDA excluding Construction Services	12.3	378.5	443.8	460.1	425.9

(1)	Amortization and depreciation used for reconciling income from continuing operations to Adjusted EBITDA and Adjusted EBITDA excluding Construction Services exclude U.S.$16.9 million, U.S.$19.7 million, U.S.$24.8 million, U.S.$29.8 million and U.S.$26.2 million related to the Brazil concession assets for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, respectively, which is included in Amortization and depreciation in the Consolidated Statement of Cash Flows.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Summary of Risk Factors

Risks Related to Our Business and Industry

•	Our concessions may be terminated under various circumstances, some of which are beyond our control

•	We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.

•	Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.

•	The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and our results of operations, financial position and cash flows.

•	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

Risks Related to Argentina and the AA2000 Concession Agreement

•	We may not be able to comply with the commitments agreed under the AA2000 Concession Agreement extension.

•	Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.

•	Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

•	Italy. If the approval process from local and national authorities of the master plan for the Florence Airport is further delayed, our financial results from the operation of such airport will be negatively impacted.

•	Brazil. We expect to incur losses in our Brazilian operations for the next several years due to the accretion of the financial liability recognized as a result of the committed fixed concession fee.

•	Uruguay. Our revenue derived from the operation of the airports in Uruguay could be adversely affected by the deterioration in neighboring markets.

•	Ecuador. The impact of the recent presidential elections on the future economic and political environment of Ecuador is uncertain.

Risks Related to Our Common Shares

•	We issued, and may further issue, options, restricted shares and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.

•	A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

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

The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and our results of operations, financial position and cash flows.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The ongoing COVID-19 pandemic has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy, Argentina, Spain, Uruguay and Peru which had forced airlines to cancel flights and extended shutdowns of certain businesses in certain regions.

The COVID-19 pandemic continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be mandated or reinstated by governmental authorities or otherwise elected by companies as a preventive measure. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. Furthermore, its impact on the global and local economies has also adversely impacted and will likely continue to impact consumer discretionary spending. The COVID-19 pandemic has disrupted operations of most of the airlines around the world as well as all of the airports we operate, decreased passenger traffic and increased costs to the air travel industry.

Although we believe that the failure to comply with the obligations under the concessions due to the COVID-19 pandemic would qualify as a force majeure event derived from the impact of the pandemic, we cannot assure the approach that the governments of the jurisdictions in which we operate will have in such situation. According to our concession agreements, failure to comply with our obligations under the concession agreements are subject to sanctions which could range from the imposition of fines to the revocation of the concession, depending on the materiality of the breach.

Based on assumptions regarding the impact of the COVID-19 pandemic, we believe that our current financial resources, coupled with cash generation from operations, are sufficient to fund our liquidity requirements for the next 12 months, subject to a number of factors including, but not limited, to the evolution of the pandemic in the world, and more specifically its impact in our business in the countries we operate. However, the COVID-19 pandemic is having and will likely continue to have, for so long as the health crisis and the virus impact continue, a material adverse effect on passenger traffic levels, air traffic operations and our results of operations, financial position and cash flows.

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

In order to face these issues, the Company created a global information security department and implemented, among others, contingency procedures, backup systems, information and communication redundant systems, testing procedures, information technology auditing systems and network protection systems. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, resulting in increased costs, a decline in revenue and damage to our business in general, including, but not limited to harm to our public image.

During 2020, we encountered an increased number of non-material phishing attacks attempts which consisted on fake e-mails requesting minor payments and/or confidential information. We did not comply or followed any of these requests, and thus, none of these isolated events had any consequence for the Company nor our passengers. In response to these attacks, the Company implemented security measures to improve protection of information, increase endpoint protection and improve phishing alerts, particularly for employees working remotely. Additionally, an awareness campaign was deployed globally for all CAAP end users during 2020.

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

In addition to the COVID-19 pandemic, other public health crises such as the outbreak of Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus in 2009, the Ebola pandemic in 2014 and 2015 and the outbreak of the Zika virus in 2018 and 2019, have disrupted the frequency and pattern of air travel worldwide in recent years. Future outbreaks of disease and health pandemics are uncertain. Because our revenue is largely dependent on the level of passenger traffic in our airports, any outbreaks of health epidemics, such as the H1N1 virus and the Zika virus, could result in decreased passenger traffic and increased cost to the air travel industry and, as a result, could have a material adverse effect on our business revenues and results of operations.

We face risks related to our dependence on the revenue from Ezeiza Airport.

During the years ended December 31, 2020, 2019 and 2018, Ezeiza Airport generated U.S.$135.9 million in revenue, or 22.3%, U.S.$639.9 million in revenue, or 41.1%, and U.S.$549.0 million in revenue, or 37.5%, respectively, of our consolidated revenue for such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue at this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

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

Moreover, if an accident, act of terrorism or threat affects the safety standard perception on customers thereof or were to occur in a country in which we operate, even if not at our airports, the perception of safety by airport users could decrease, and, consequently, there could be a reduction in passenger air traffic for an indefinite period of time, which could adversely affect our business, financial condition and results of operations.

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

Some of our employees are members of labor unions. For example, as of December 31, 2020, approximately 66.1% and 51.3% (65.2% and 49.4%, respectively, as of December 31, 2019) of our employees in Argentina and Italy, respectively, were members of labor unions. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

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

None of our agreements with our aeronautical customers obligates them to provide service at or to our airports. If any of our aeronautical customers were to reduce their use of our airports or cease to operate at them for any reason, including merger, bankruptcy or due to regulatory restrictions or the impact of the COVID-19 pandemic, among other factors, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers could no longer operate. Our business and revenue, and our ability to recover receivables, could be adversely affected if we are unable to replace the business of our main aeronautical customers.

Additionally, we have a significant concentration of aeronautical customers, which may expose us to a material adverse effect if one or more of our large aeronautical customers were to significantly suspend or interrupt payments to us for any reason. Furthermore, a delay in payment or non-payment by a major aeronautical customer could materially and adversely affect our results of operations.

For instance, Aerolíneas Argentinas S.A. and Austral Lineas Aéreas (Cielos del Sur S.A) (both state-owned entities) have suspended payments and currently owe AA2000 approximately AR$308 million and U.S.$49 million. These debts were registered as an allowance (provisión) in the financial statements of AA2000 corresponding to the fiscal year ended December 31, 2020.

Our main aeronautical customers are LATAM Airlines Group and Grupo Aerolíneas Argentinas. For the year ended December 31, 2020, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 18.9% and 13.4% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2019, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 20.3% and 13.3% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2018, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 20.5% and 13.2% of our consolidated aeronautical revenue, respectively. On May 26, 2020, LATAM filed for Chapter 11 bankruptcy protections and sought emergency reorganization.  LATAM Argentina ceased its operations in June, while LATAM Brazil filed for bankruptcy in early July 2020. The routes covered by these companies will be absorbed by the remaining airlines.

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

Taxes payable by companies in many of the countries in which we operate are substantial and include value-added tax, excise duties, profit taxes, payroll related taxes, property taxes, and other taxes. In certain countries in which we operate, such as Brazil or Argentina, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In addition, there may be changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied that cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our revenues. For instance, most jurisdictions in which we operate have recently adopted new transfer pricing measures. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have an adverse effect on us. Over the past few years, tax administrations around the world have put in place a number of initiatives to facilitate communication and information exchange among each other, become more rigid in exercising any discretion they may have, and increased their scrutiny of company tax filings. As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, exchange of information, coherence and substance. At the EU level, the European Commission has adopted a number of Directives (namely, the Anti Tax Avoidance Directive, or ATAD), which seek to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed.

In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws.  In some jurisdictions where we operate, the interpretations of tax laws by the taxing authorities are sometimes unpredictable and frequently involve litigation, introducing further uncertainty and risk as to our tax liability. It is also possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures.  If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently determined to be incorrect, there could be a material adverse effect on us, which may ultimately affect our revenues.  See “Legal Proceedings” and “Tax Proceedings Related to Technical Assistance Agreements.”

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

Future concession or acquisitions could involve numerous risks, including that we may recognize lower relative operating margins associated with such acquisitions, and we may recognize impairment charges with respect to future acquired assets due to the performance of such assets. Our results of operations may also be affected by the timing of acquisitions, the timing and amount of integration costs related to such acquisitions and the degree to and the rate at which the economic benefits of integration are realized.

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

We indirectly own 81.6%, and 51.0% of our principal Argentina and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise, we indirectly own 75% of Corporación América Italia S.p.A. (“CA Italy”) who owns 62.28% of our principal Italy operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders–including, in the case of Italy, public shareholders–of these entities may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

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

On February 17, 2021, Ecuadorian Organic Law Reformation of the Comprehensive Organic Criminal Code on Anti-Corruption was published, incorporating regulatory compliance and good corporate governance systems as well as new criminal figures related to corruption in the private sector.

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

The transition away from the London Interbank Offered Rate (LIBOR) could affect the value of certain short borrowings, as well as our ability to seek additional debt financing

In 2017, the United Kingdom’s Financial Conduct Authority announced that after 2021 it would no longer compel banks to submit the rates required to calculate the London Interbank Offered Rate (“LIBOR”).  Further, on November 30, 2020, ICE Benchmark Administration (“IBA”) announced that it planned to consult on its intention to cease the publication of one-week and two-month LIBOR on December 31, 2021, and the overnight, one-month, three-month, six-month and 12-month LIBOR tenors on June 30, 2023. That same day, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency jointly responded to IBA’s announcement by encouraging banks to stop writing contracts referencing LIBOR as soon as possible (and in any event by the end of 2021, subject to certain limited exceptions), stating that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, and failing to prepare for disruptions to LIBOR (including operating without robust fallback language that includes a clearly defined alternative reference rate), could cause significant issues if not addressed.  These announcements indicate that the continuation of LIBOR on the current basis cannot and will likely not be guaranteed after June 2023 and may be subject to significant disruption after December 2021.  Consequently, at this time, it is not possible to predict whether and to what extent banks will provide financial products referencing rates other than LIBOR during the course of 2021 and beyond.  Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark or may be considered not representative, what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments.

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

The outstanding loan balance due on our finance lease and debt-financed contracts linked to LIBOR amounted to U.S.$66.8 million as of December 31, 2020, which represents 5.0% of our total indebtedness as of such date.

Risks Related to Argentina and the AA2000 Concession Agreement

The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments.

Pursuant to the Technical Conditions of the Extension approved by Decree No. 1009/2020 (“Technical Conditions of the Extension”), AA2000 is obliged to comply with the following commitments: (i) allocate an amount equal to U.S.$132 million (VAT included) as direct investment to complete 2020 and 2021 ongoing works (outstanding amounts from prior works and VAT for works with development trusts, of which around U.S.$55 million were already paid by December 31, 2020); (ii) to use its best efforts to obtain the greatest leverage possible, before December 31, 2021, to have an early inflow of up to (a) U.S.$85 million in the “Trust Fund for Works of Group A of Airports of the National Airport System” and (b) U.S.$124 million in the “Additional Fund for Substantial Investments in Group A of Airports” (iii) to secure, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, certain level of funds available in an aggregate amount of U.S.$406.5 million (VAT included), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022; and (iv) to make direct investments for U.S.$200 million (VAT included), between the years 2024 and 2027, at an annual average of U.S.$50 million (VAT included), in addition to any direct investment balance carried forward from the 2021/2023 period. The financial projection of income and expenses attached to the Technical Conditions of the Extension include the estimated dates in which the referred commitments and capital expenditures would need to be performed.

Failure to comply with these commitments could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement. In addition, we cannot assure you that we will be able to fully comply with AA2000’s obligations under the Technical Conditions of the Extension in case we are not able to obtain the financing we need to achieve these commitments. See “—Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments provided by the Technical Conditions of the Extension.”

Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.

Pursuant to the Technical Conditions of the Extension of the AA2000 Concession Agreement, AA2000 must comply with certain commitments which include the obligation to secure certain level of funds available and the redemption of the preferred shares held by the Argentine Government. If we are unable to gain access to domestic or international financing at reasonable costs or under adequate conditions, AA2000’s ability to comply with the investment commitments provided by Decree No. 1009/2020 may be adversely affected which, in turn, could result in the imposition of fines or the termination or revocation of the Concession. See “—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments.”

In addition, the country of Argentina has limited ability to obtain credit in international markets. This could have a direct impact on our own and AA2000’s ability to access international credit markets to finance AA2000’s capital expenditures.

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

Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under (i) our 6.875% senior secured notes due 2027 and our 6.875 / 9.375% PIK Series I 2020 senior secured notes due 2027 (collectively, the “Argentine Notes”), (ii) the onshore credit facility agreement (as amended) and the offshore credit facility, both dated August 9, 2019 (as amended), entered by and among AA2000, Citibank N.A., as administrative agent, the branch of Citibank N.A. established in the Republic of Argentina, as collateral and disbursement agent, Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A., as lenders (the “2019 Credit Facilities”); and (iii) the bilateral Pesos credit facilities granted by Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. for the refinancing of the 2019 Credit Facilities (the “Bilateral Credit Facilities” and jointly with the 2019 Credit Facilities, the “Credit Facilities”), which will result in automatic acceleration of the Argentine Notes and the Credit Facilities. As of the date of this annual report, the total amount outstanding under the Argentine Notes, the 2019 Credit Facilities and the Bilateral Credit Facilities is U.S.$357.4 million, U.S.$95 million and U.S.$22.8 million, respectively. The Argentine Government’s indemnification obligations in combination with the collateral structure under the Argentine Notes and the 2019 Credit Facilities may not be adequate to repay the holders of such notes. See “Indebtedness.”

During the years ended December 31, 2020, 2019 and 2018, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 57.4%, 59.3% and 57.0%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us, or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to review annually AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by making adjustments to (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. Since the renegotiation of the AA2000 Concession in 2007, the Argentine Government has reviewed the financial projections nine times. Effective January 1, 2020, the ORSNA, through Resolution No. 93/2019, increased the fees we may charge international passengers from U.S.$49.00 to U.S.$51.00 and the fees we may charge domestic passengers from AR$74.33 to AR$195.00. On January 13, 2021, the ORSNA issued Resolution No. 4/2021 which established: (i) an increase of U.S.$6 to U.S.$57 in the international passenger fee for travelers departing from AA2000 airports, in line with the provisions of Decree No. 1009/2020 which approved the extension of AA2000 Concession Agreement. This tariff increase became effective on January 14, 2021, for flights as of March 15, 2021; (ii) domestic passenger fees remain unchanged until the end of 2021; and (iii) aircraft fees remain unchanged for both domestic and international air operators.

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

Accordingly, we may record capital expenditures during a period that has not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all. Our capital expenditures for the years ended December 31, 2019 and 2018, are currently under review by the ORSNA, while the capital expenditures for the year ended December 31, 2020, have not been finalized as of the date of this annual report due to the COVID-19 pandemic and, thus the impact on our operations will be performed during 2021 in accordance with the Technical Conditions of the Extension.

Measures enacted by the current administration pursuant to the Public Emergency Law may impact economic conditions in Argentina and adversely affect our business, financial condition and results of operations.

The current administration assumed office on December 10, 2019 amidst challenging macroeconomic conditions and quickly enacted the “Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency” (the “Public Emergency Law”) on December 23, 2019. Pursuant to the Public Emergency Law, the Government declared a public emergency in terms of economic, financial, fiscal, administrative, pensions, tariffs, energy, health and social matters and the executive branch was given broad legislative powers to address the economic crisis. As a result, the Government began the process of renegotiating its sovereign debt and in September 2020 successfully completed exchanges of both its local and foreign-law governed bonds.

Political uncertainty in Argentina relating to the measures to be taken by the current administration in respect of the Argentine economy could lead to volatility in the market prices of securities of Argentine companies.

We can offer no assurances that the policies that may be implemented by the current administration, or political developments in Argentina, will not materially and adversely affect our financial condition and results of operations.

The upcoming Argentine midterm elections generate uncertainty in the Argentine economic and political landscape, and consequently, on our business.

Argentina’s mid-term legislative elections will take place in October 2021 with the objective of renewing 127 of the 257 seats in the Chamber of Deputies, as well as 24 of the 72 seats in the Senate.

Other relevant provincial midterm elections will also take place during 2021. The impact of such electoral processes and the effect they could have on the Argentine economic policies are uncertain, and include uncertainty as to whether the results of the election would trigger changes in policies or regulations or if it will maintain the current policies or regulations. We cannot assure you that economic, regulatory, social and political developments in Argentina following the elections will not impair our business, financial condition or results of operations, or cause the market value of our common shares to decline.

Our operations in Argentina depend on macroeconomic conditions in Argentina.

Our business and financial results in Argentina depend to a significant degree on macroeconomic, political, regulatory and social conditions therein, generally, and in the City of Buenos Aires, specifically. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation, and may experience further volatility in the future.

Over the last years, Argentina experienced a period of severe political, economic and social crises, which caused a significant economic contraction and led to radical changes in government policies. Among other things, the crises resulted in Argentina defaulting on its sovereign foreign debt obligations, a significant devaluation of the Argentine peso and ensuing inflation, and the introduction of emergency measures that affected many sectors of the economy. Likewise, the decline in international demand for Argentine products, the lack of stability and competitiveness of the Argentine peso against other currencies, the decline in confidence among consumers and foreign and domestic investors, and the higher rate of inflation and future political uncertainties, among other factors, have affected the development of the Argentine economy. More recently the economy has shown signs of a slowdown, primarily due to the outbreak of the COVID-19 pandemic.

The evolution of the Argentine economy is largely dependent on a successful restructuring of the public debt, including that held by the IMF.

During 2018, the IMF approved a three-year stand-by agreement for Argentina for an amount exceeding of U.S.$50 billion.

On February 12, 2020, the Argentine Congress enacted Law No. 27,544 for the Sustainable Restoration of Foreign-Law Governed Public Debt which granted the Ministry of Economy the power to restructure the Argentine government’s external public debt. On March 9, 2020, the Executive Branch issued Decree No. 250/2020 authorizing the Ministry of Economy to restructure U.S.$68.842 million in debt. However, due to the COVID-19 pandemic, the timeline initially published by the Ministry of Economy for the restructuring of the public external debt which provided, among other steps, the launch of an exchange offer of such public securities issued under foreign law, was postponed.

On April 6, 2020, Decree No. 346/2020 (“Decree 346”) issued by the Argentine Government was published in the official gazette, setting forth: i) the deferral of interest payments and amortizations of principal of the public securities denominated in U.S. Dollars issued under the Argentine law, until December 31, 2020, or until another date to be determined by the Ministry of Economy, accounting for the level of progress of the sustainable restoration of the foreign-law governed public debt; ii) that the Ministry of Economy is authorized to carry out liability management transactions and/or exchanges and/or restructurings for the instruments for which payments are being deferred as provided by this decree, with the purpose of recovering and ensuring the sustainability of the public debt, which must be compatible with the recovering of the productive economy and with the improvement of the basic social indexes, in accordance with the provisions of Subsection a), Section 2 of the Public Emergency Law; and iii) that the Ministry of Economy will issue the clarifying and complementary regulations necessary to implement the provisions set forth in Decree 346.

Furthermore, by means of Section 2 of Decree 346, certain intra-public sector public debt instruments issued under Argentine law and denominated in U.S. Dollars, were excluded from the deferral of payments. Decree 346 also provided that the payments under certain public debt instruments (mainly instruments held by the Central Bank and the Fondo de Garantía de Sustentabilidad, or “FGS”) will be replaced, at their date of maturity, by new public debt instruments with terms to be defined by the Secretariat of Finance and the Secretariat of Treasury, both under the guidance of the Ministry of Economy.

On April 21, 2020, Argentina launched an offer to exchange bonds issued under Argentina’s indentures dated as of June 2, 2005 and April 22, 2016 for certain new bonds with the aim of achieving a sustainable debt profile for the country. Additionally, the exchange offer contemplated the use of collective action clauses included in such indentures, whereby the decision by certain majorities will be conclusive and binding on those bondholders that do not enter into the exchange offer. The eligible bonds under the exchange offer include 21 global notes denominated in U.S. Dollars, Euros and Swiss-Francs for approximately U.S.$66.5 billion, most of which were issued in the last four years. In short, the purpose of said exchange offer was to (i) extend maturity dates and (ii) reduce principal and interest.

After several months of negotiations, on August 4, 2020, the Argentine Government communicated that it had reached an agreement with the Ad Hoc Group of Argentine Bondholders, the Argentina Creditor Committee and the Exchange Bondholder Group and certain other significant holders. Pursuant to such agreement, Argentina adjusted certain payment dates contemplated in the new bonds set forth in its July 6, 2020 invitation (the “Invitation”), without increasing the aggregate amount of principal payments or interest payments that Argentina commits to make while enhancing the value of the proposal for the creditor community. To give effect to the agreement the Argentine Government extended the expiration date of the Invitation to August 24, 2020, and finally, on August 31, 2020, the Argentine Government announced that it had received consents and offers representing 99.01% of the outstanding principal amount for the securities being exchanged.

Additionally, on March 13, 2020, the Minister of Economy of the Nation asked the members of the Paris Club to postpone for a year the payment of U.S.$2,100 million, the maturity of which operated on May 5, 2020. Although the Paris Club has been receptive to reschedule the payment requested by the Argentine government, the acceptance of said request is contingent to the outcome of negotiations with the IMF.

Finally, the Argentine Government presented before the Argentine Congress a bill in order to restructure Argentina’s local law U.S. Dollar-denominated debt for an amount of approximately U.S.$46.0 billion, which was approved on August 4, 2020. Pursuant to such approval, on August 16, 2020 the Argentine Government launched an offer to exchange such debt securities, and on September 4, 2020, the Argentine Government announced that by the closing date of said exchange offer it had received offers representing 98.80% of the outstanding principal amount.

We cannot assure whether the Argentine Government will succeed in its negotiations with both the IMF, the Paris Club and private holders of public debt, all of which could affect its ability to implement reforms and public policies in order to boost economic growth, nor the impact that the result of this renegotiation will have on Argentina’s ability to access to the international capital markets (and indirectly on our ability to access such markets), on the Argentine economy, or on our economic and financial condition, or our ability to make payments or other conditions that could affect our results of operations or businesses.

Exchange controls and restrictions on transfers abroad and capital inflows may prevent or limit AA2000 from servicing its foreign currency debt obligations and pay dividends abroad.

On September 1, 2019, the Argentine Government issued Executive Decree No. 609/2019 (as amended) which, other things, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed since 2015. Decree No. 609 was further amended and complemented by several regulations issued by the Argentine Central Bank.

In line with the restrictions that were in place in the past, the new Argentine Central Bank regulations set forth certain limitations on the flow of foreign currency into and from the Argentine Foreign Exchange Market, aimed both at generating the country’s economic stability and supporting the country’s economic recovery.

Even though the access to the Argentine Foreign Exchange Market is currently permitted for debtors in order to purchase foreign currency for the payment of principal or interest of debt payable to non-resident creditors, we cannot assure that restrictions on such purchases or transfers will not be established in the future. If the Argentine Central Bank will cease to authorize these operations it would impair AA2000’s ability to serve its foreign currency denominated debt obligations.

In addition, access to the Argentine Foreign Exchange Market for the payment of dividends abroad is subject to the prior approval from the Argentine Central Bank, provided that certain conditions are met. See “Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.” Therefore, these restrictions and controls could interfere with AA2000’s ability to transfer dividends distributions abroad.

If the Argentine Central Bank imposes stricter restrictions, AA2000 may not be able to make payments of principal and/or interest of the Argentine Notes and the Credit Facilities, as well as it could be prevented from transferring dividends distributions abroad. Other, more costly, alternative methods of obtaining foreign currency would be available AA2000 (termed “Blue Chip Swap Transactions”) in order to make payments abroad (such as dividends distributions) but such methods could have an adverse impact on the ability of AA2000 to access the Argentine Foreign Exchange Market to make payments abroad in connection with other accounts payable, as well as on the subsided rates of the financial assistance facilities granted by the Argentine Government in the context of the COVID-19 pandemic.

AA2000’s foreign financial indebtedness and debt denominated in foreign currency with access to the Argentine Foreign Exchange Market was affected by the provisions of Communication “A” 7106 of the Central Bank.

Pursuant to Communication “A” 7106 issued on September 15, 2020, the Argentine Central Bank established additional requirements regarding access to the Argentine Foreign Exchange market for the payment of financial debts abroad, in particular, for the payment of principal on loans and securities issued with principal payments scheduled between October 15, 2020 and March 31, 2021 greater than U.S.$1 million by the non-financial private sector and financial entities.

In September 2020, AA2000 filed a request with the Argentine Central Bank requesting access to the Argentine Foreign Exchange Market in connection with the principal maturities of 2019 offshore credit facility and the Argentine Notes falling under the temporal scope of Communication “A” 7106. AA2000 sustained that, as a result of the exchange that took place in May 2020, AA2000 complied (on a consolidated basis) with the requirements of Communication “A” 7106 before said regulation entered into force. In November 2020, the Argentine Central Bank ratified the interpretation of AA2000 and granted access to the Argentine Foreign Exchange Market to perform payments with respect to the holdouts, but not with respect to the 2019 offshore credit facility, which had to be restructured according to the provisions of Communication “A” 7106.

As of the date of this annual report, AA2000 has access to the Argentine Foreign Exchange Market to make payments to the holders of the Argentine Notes who did not exchange their notes under the exchange offer completed in 2020 (see “Indebtedness—Exchange Offer to Argentine Notes”) and the 2019 offshore credit facility. However, given the extension of the term of Communication “A” 7106, AA2000 will be required to refinance the remaining principal installments of the 2019 offshore credit facility as required by Communication “A” 7106 (as amended). We cannot assure you if that term will not be subject to new extensions in the future by the Argentine Central Bank or that other regulations with similar effects will be issued. In such a case, we cannot assure you if a new refinancing of the obligations of AA2000 would be required and the impact that such refinancing may have on AA2000’s financial situation.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. As of the date of this annual report, the minimum monthly salary of private employees is AR$21,600.

As per Decree No. 34/2019 (as amended and extended), the Argentine Government declared the public emergency on labor matters, temporally establishing doubled compensation in the event an employer dismisses an employee without just cause. The situation worsened even more within the context of the COVID-19 pandemic, thus the Government reacted by enacting Decree No. 329/2020 (as renewed), through which it temporally suspended all layoffs provided they lack just cause, and suspensions due to a decrease in work or connected to force majeure.

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

In recent years, the Argentine Government has substantially increased public expenditures. In 2020, public sector expenditures increased by 3.5% as compared to 2019, the Argentine Government reported a primary fiscal deficit of 8.5% of the Gross Domestic Product (GDP), according to the Argentine Ministry of Treasury. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

The Argentine economy could be adversely affected by economic developments in other global markets and by more general “contagion” effects.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. The current effects of the COVID-19 pandemic which has had significant impacts on Argentina’s main trading partners is likely to further affect economic conditions in Argentina. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide, such as in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the Argentine Peso and a drop in consumer and investor confidence. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors.

Changes in social, political, regulatory and economic conditions in Argentina’s major trading partners or in their laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could have a negative impact on our operations.

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

After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated 101.4% against the U.S. dollar in 2018, 58.4% in 2019 and 40.5% in 2020. After the preliminary presidential elections in which former president Macri was defeated by current president, Fernandez, a significant depreciation of the peso against the U.S. dollar took place. In order to stabilize the local currency, the prior administration reestablished the foreign exchange restrictions on September 2019. See “Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.” The current administration has maintained and issued additional regulations in order to discourage the acquisition of foreign currency by local residents and companies. As of March 31, 2021, the official exchange rate was AR$92 to U.S.$1.00. If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface. Moreover, it could result in a material adverse effect on our financial condition and results of operations due to our financial commitments in U.S. dollars.

International and regional passenger use fees are denominated in U.S. dollars and are payable in both U.S. dollars and Argentine pesos. Currency exchange rate volatility directly affects conversions of U.S. dollars into Argentine pesos. Any appreciation in the value of the Argentine peso against the U.S. dollar may reduce our cash flows expressed in U.S. dollars. Conversely, any depreciation in the value of the Argentine peso against the U.S. dollar may increase our cash flows.

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

Inflation has and continues to materially undermine the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 47.6% for 2018, 53.8% for 2019 and 36.1% for 2020.

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 85 of 180 in Transparency International’s 2019 Corruption Perceptions Index, and 126 of 190 in the World Bank’s Doing Business 2020 Report.

The failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment. The Argentine Government’s ability to implement initiatives to strengthen Argentina’s institutions and to reduce corruption is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot give any assurance that the Argentine Government will implement any of these initiatives nor if implemented, that any of such initiatives would be successful in halting institutional deterioration and corruption.

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

On February 14, 2020, TA was notified by the Council of State that the appeals interposed to cancel the VIA decree were denied. Therefore, we must undertake a new procedure regarding the environmental compliance of the works performed which, as of the date of this annual report, has not yet been initiated.

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

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree 21/2012”), as converted with amendments into Law No. 56 of May 11, 2012, which granted the Italian Government special powers (the “Golden Powers”), could be triggered as a result of our initial public offering in the event that: (i) we attempt to transfer our shareholding in TA and/or the Italian Airports; or (ii) a controlling stake of TA’s share capital is transferred to a third party in the future. Below is a description of the procedure that would apply in such a case. As of the date of this annual report, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree 21/2012.

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. In particular, these provisions state that, in relation to companies that own one or more of such strategic assets, the Italian Government may:

•	veto any resolutions, acts and transactions that would (i) result in a change of ownership, control, or purpose of such assets, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety (Article 2, paragraph 3);

•	impose conditions requiring certain buyers outside the European Union to provide guarantees in any purchase, (Article 2, paragraph 5), if such a purchase poses a serious threat to public interest (Article 2, paragraph 6); and

•	oppose to the purchase, if such a purchase entails exceptional risks to the protection of public interest, which cannot be mitigated by the buyer providing the guarantee (Article 2, paragraph 6).

Article 2 of the Decree of the President of the Italian Republic No. 85 of March 25, 2014 has identified airports as “strategic assets.” Therefore, the Italian Airports are subject to these Decrees.

As a result, our ability to enter into certain commercial transactions may be further restricted by the Italian Government’s decision to exercise its Golden Powers with respect to the management of strategic transport assets in Italy. This may limit our ability, as TA’s shareholder, to benefit from the proceeds of certain proposed asset sales or acquisitions or business combinations, and may limit our shareholder’s ability to benefit from possible premiums connected to a proposed change in control transaction or tender offer.

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

TA is listed on the Milan Stock Exchange. As a public company, TA is subject to the reporting requirements of local regulations in Italy and other applicable securities rules and regulations. Compliance with these rules and regulations involves legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on TA’s systems and resources. Coordination between TA and us to comply with our respective regulatory and filings procedures can be burdensome, divert management’s attention and affect our daily operations and business.

In addition, the interests of TA’s public shareholders may not be the same as the interest of our Majority Shareholder. This conflict of interest may affect our operations and business.

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

We have identified three payments totaling approximately R$0.8 million made by ICAB during 2014, when Infravix was still an indirect shareholder of ICAB, to individuals or entities that the press has suggested made illegal payments to government officials on behalf of corporate clients. We have been unable to identify a proper purpose for some of these payments. The case reported by the press has been under investigation by the Supreme Court for approximately three years, but neither of ICAB’s current executives nor ICAB has been subject of any criminal investigations.

Moreover, on September 14, 2019, Receita Federal (Brazilian Income Tax authority) identified the mentioned payments and considered those did not have a proper purpose, therefore, imposed a R$1.3 million fine on ICAB. ICAB is contesting the fine through an administrative procedure. The outcome of this procedure is still uncertain.

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

Under the Brazilian Concession Agreements for the operation of the Brasilia Airport and the Natal Airport (as defined below), we are obligated to pay an annual fixed concession fee which is adjusted by inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Following a revision of the interest rate of discount, we now measure the liability at an amortized cost utilizing a discount rate of 6.81% (real), which is the regulatory WACC applicable at the time we entered into the Brazilian Concession Agreements. Any change in the current discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. During the years ended December 31, 2020, 2019 and 2018, we recognized losses of U.S.$69.7, U.S.$88.4 million and U.S.$86.3 million, respectively, relating to these effects. See Note 23 to our Audited Consolidated Financial Statements. We expect the accretion described above to occur in a similar magnitude in the next several years.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the Car Wash Affair, have negatively affected the Brazilian economy and political environment. Members of the Brazilian Government as well as senior officers of large state-owned companies have faced or are currently facing allegations of corruption and money laundering as a result of the Car Wash Affair. These individuals are alleged to have accepted and/or offered bribes by means of kickbacks on contracts granted by the Brazilian Government to several infrastructures, oil and gas and construction companies. These kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed.

Although the initial private sector response to the election has been positive, these economic initiatives may not be implemented by the new administration, and further negative political developments in Brazil may adversely affect our financial condition and results of operations.

Exchange rate instability may have adverse effects on the Brazilian economy and our results of operations.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$3.8745 per U.S. dollar on December 31, 2018, R$4.0301 per U.S. dollar on December 31, 2019 and R$5.1961 per U.S. dollar on December 31, 2020, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

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

The COVID-19 vaccine program could have a reputational impact on our business.

On January 23, 2021, President Lacalle Pou announced at a press conference that the government purchased COVID-19 vaccines from Pfizer and Sinovac, while negotiating with a third supplier, and that the vaccines will be received at the Carrasco Airport and stored by TCU as the operator of the cargo terminal of the Carrasco Airport. Given the public exposure of the COVID-19 vaccine program and its relevance, any press related to the performance of such program and the participation of TCU and the Carrasco Airport could have a reputational impact on our business.

Unsuccessful restructuring of Puerta del Sur´s outstanding debt in connection with the concession fee may affect its ability to pay dividends which could ultimately, have a negative impact on our financial condition.

Puerta del Sur is currently negotiating with the Uruguayan Government a restructuring of its outstanding debt with respect to concession fee due under the Carrasco Concession Agreement. If Puerta del Sul is not able to successfully negotiate a restructuring of it outstanding debt, it may not distribute dividends to its parent company, ACI Airport Sudamérica, which could ultimately impair ACI Airport Sudamérica’s ability to pay the installments due under the Puerta del Sur Notes. This would have a have a material adverse effect on our financial condition.

Ecuador

The impact of the recent presidential elections on the future economic and political environment of Ecuador is uncertain.

In February 2021, presidential and parliamentary elections took place in Ecuador resulting in Mr. Guillermo Lasso and Mr. Andrés Arauz going for a second instance ballotage voting.

The impact of such electoral processes and the effect they could have on the Ecuadorian economic policies are uncertain, and include uncertainty as to whether the results of the election would trigger changes in policies or regulations or if it will maintain the current policies or regulations. We cannot assure you that economic, regulatory, social and political developments in Ecuador following the elections will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

Armenia

The political instability in Armenia can affect our results of operation.

Political, economic and military conditions in Armenia may directly affect our business. Over the last years, a number of armed conflicts have taken place between Armenia and groups in its neighboring countries, such as the war with Azerbaijan.

Any escalation of hostile situations may have a significant negative impact on the Armenian economy, including reduction of air traffic to the region and increase of defense expenditures, and on the international diplomatic and trade relations of the country, which in turn, could affect our operations and financial results

Peru

Construction and improvement works performed at our AAP Airports have not been approved by the Peruvian Government and thus we may not be reimbursed for the investment and expenditures made under the AAP Concession Agreement.

We are currently completing the mandatory construction works necessary for our requesting of reimbursement from the Peruvian Government for the investments we made at the AAP Airports for the construction, improvement, operation and maintenance of such airports. The Peruvian Government has not yet agreed to reimburse us for such investments because the mandatory construction works have not yet been completed. Upon completion of such mandatory construction works and determination of final construction metrics, we will be able to determine the final settlement value of such works and request reimbursement from the Peruvian Government. As of December 31, 2020, there was approximately U.S.$8.2 million in construction works for which we anticipate requesting reimbursement. AAP also registered an intangible asset for U.S.$18.4 million related to these mandatory construction works. However, we may never be reimbursed by the Peruvian Government for the total investment amount, which could affect our results of operation and financial condition.

The political instability may affect our results of operations

A new legislative took office in March 2020 for the remainder of the 2016–2021 congressional period, but it failed to improve the political environment. In 2020, President Mr. Vizcarra was impeached and removed from his position for alleged links to irregular contracts and other corruption allegations. The head of Congress, Mr. Manuel Merino, replaced him as temporarily president and will remain in office until the end of July 2021, when Vizcarra’s term was due to expire.

The impact of such electoral processes and the effect they could have on the Peruvian economic policies are uncertain, and include uncertainty as to whether the results of the election would trigger changes in policies or regulations or if it will maintain the current policies or regulations. We cannot assure you that economic, regulatory, social and political developments in Peru following the elections will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

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

We issued, and may further issue, options, restricted shares and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.

In 2020, we implemented a long-term management share compensation plan. See “Management Compensation Plan.” We may offer additional share options, restricted shares and other forms of share-based compensation to our directors, officers and employees in the future. If any options that we issue are exercised, or any shares that we may issue vest, and those shares are sold into the public market, the market price of our common shares may be adversely affected.

A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Our officers, directors, and the Majority Shareholder are able to sell our common shares in the public market. In addition, pursuant to a registration rights and indemnification agreement, the Majority Shareholder and any affiliate transferees have the right, subject to certain conditions, to require us to register the sale of their common shares under the Securities Act. By exercising their registration rights and selling a large number of shares, our existing owners could cause the prevailing market price of our common shares to decline. The common shares covered by registration rights would represent approximately 80.5% of our outstanding capital stock. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. Sales of a substantial number of such common shares or the perception that such sales may occur could cause our market price to fall or make it more difficult for you to sell your common shares at a time and price that you deem appropriate.

On May 22, 2019, the shareholders of the Company authorized the board of directors to repurchase common shares of the Company for a period of up to five years following the date of the 2020 shareholder’s annual general meeting. The aggregate nominal amount which may be repurchased shall not exceed 5% of the aggregate nominal amount of the issued share capital of the Company from time to time. As of the date of this report, no common shares have been repurchased by the Company.

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

Compliance with existing, new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission (“SEC”) regulations and the New York Stock Exchange (“NYSE”) listing guidelines. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of internal controls over financial reporting, requires the commitment of significant financial and managerial resources.

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

As a public company in the United States, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We became subject to these requirements for the fiscal year ended December 31, 2019.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2020. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we are committed to invest considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our ability to pay dividends is restricted under Luxembourg law.

Our articles of association and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders meeting to approve any dividend distribution, except as set forth below.

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

Neither our articles of association nor Luxembourg law provide for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

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

We operate in a number of territories, and will accordingly be subject to tax in several jurisdictions. The tax rules to which the Company and its subsidiaries are subject are complex, and we must make judgement (including based on external advice) as to the interpretation and application of these rules. Our tax affairs will in the ordinary course be reviewed by tax authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us.

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

•	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport (“Ezeiza Airport”), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.

•	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.

•	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.

•	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.

•	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.

•	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.

•	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.

•	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.

•	In 2011, as part of the consortium Aeropuertos Andinos del Perú S.A. (“AAP”), we were awarded the concession to operate six principal airports in southern Peru (the ‘‘AAP Airports’’). Currently, we operate five of the six airports that are part of the AAP concession agreement.

•	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.

•	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.

•	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina.

•	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.

•	In 2012, we formed A.C.I. Airports International S.a.r.l to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

•	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 51.1% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.

•	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.

•	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.

•	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.

•	On February 1, 2018, we completed our initial public offering, in which we and the Controlling Shareholder sold an aggregate of 28,571,429 common shares to the public.

•	In 2018 by means of two separate transactions, we acquired an additional 11.08% interest in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.

•	In 2018 we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.

•	In 2018 we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years. Thus, the current expiration date is set to be in 2029.

•	In June 2019, we executed an amendment to the Punta del Este Concession Agreement extending the concession term for additional 14 years, until March 31, 2033.

•	In July 2020, the Italian Government passed a law in relation with the COVID-19 pandemic emergency measures, granting a two-year concession extension for airport operators.

•	In November 2020, we executed irrevocable amendment for the termination Natal Airport concession.

•	In December 2020 we executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years, until February 13, 2038. Thus, the current expiration date is set to be in February 13, 2038.

The following table lists our concessions by country, together with their commencement date and extension details (if any):

Country	Concession	CAAP Effective Ownership		Number of Airports		Concession Start Date		Current Concession End Date		Extension Details
Argentina	AA2000	81.6%		35	(1)	1998		2038		—
	NQN	74.4%		1		2001		2021		Extendable for 5 years(2)
	BBL	81.4%		1		2008		2033		Extendable for 10 years(2)
Italy	TA (SAT)(3)	46.7%		1		2006 (2014)	(4)	2048		—
	TA (ADF)(3)	46.7%		1		2003 (2014)	(5)	2045		—
Brazil	ICASGA	99.9	%(6)	1		2012	(7)	2040		5 years(8)
	ICAB	51.0%		1		2012		2037		5 year, extendable for additional 5 years if required to reestablish economic equilibrium
Uruguay	Puerta del Sur	100%		1		2003		2033		—
	CAISA	100%		1		1993 (2008)		2033	(9) (10) (11)	—
Ecuador	TAGSA	50.0%		1		2004		2029		—
	ECOGAL	99.9%		1		2011		2026		—
Armenia	AIA	100%		2		2002		2032		Option to renew every 5 years
Peru	AAP(12)	50.0%		5		2011		2036		Extendable until 2071
Total				52

(1)	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending certain regulatory approvals to be included in the AA2000 Concession Agreement.
(2)	Subject to certain terms and conditions, including governmental approval.
(3)	Both SAT and ADF have been merged into TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest.
(4)	We began operating the Pisa Airport in 2014.
(5)	We began operating the Florence Airport in 2014.
(6)	Our effective ownership is 99.98%.
(7)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.
(8)	In November 2020, we executed irrevocable amendment for the termination Natal Airport concession
(9)	We acquired the shares of CAISA in 2008.
(10)	We began operating the Punta del Este Airport in 2008., the amendment to the concession agreement approving the extension of the Punta del Este Concession Agreement was executed on June 28, 2019.
(11)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.
(12)	AAP’s concession comprises six airports; however, we currently only operate five.

B.	BUSINESS OVERVIEW

We acquire, develop and operate airport concessions. We are the largest private sector airport concession operator in the world based on the number of airports under management. Currently, we operate 52 airports globally in Latin America, Europe and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the environments and geographies in which we operate by acquiring airport concessions in Armenia, Uruguay, Ecuador, Peru, Brazil, Italy and additional concessions in Argentina.

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

Argentina is our largest and longest established market where we operate and manage 37 of the 55 airports in Argentina’s national airport system, including the Argentina’s two largest airports, Ezeiza and Aeroparque. In each year since we acquired the rights under the AA2000 Concession Agreement, our airports in Argentina have handled over 90.0% of Argentina’s total commercial passenger traffic.

Our Revenue Sources

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

Therefore, we recognize revenue and the associated costs of improvements to concession assets in relation with the concessions’ obligations to perform improvements as established in the respective concession agreements. Revenue represents the value of the exchange between ourselves and the respective governmental authorities with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the respective concession agreements, and in exchange, the governmental authorities grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, we contract third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin. The amounts paid are set at market value.

Other Revenue

Other revenue includes revenue that is not otherwise classified as aeronautical revenue, commercial revenue or construction service revenue.

Our Concession Agreements

Our business consists of acquiring, developing and operating airport concessions, which are granted by governmental authorities for a limited period of time. There are three different concession models within our portfolio: single till model in Argentina (AA2000) and Armenia, dual till model in our Italian airports and inflation based model in our Ecuador, Uruguay, Brazil and Peru airports.

•	Single till model: a certain return shall be achieved over the life of the concession, and for the calculation, all revenues (aeronautical and commercial) as well as opex and capex are considered. In order to achieve economic equilibrium, the regulator can adjust passenger and aircraft tariffs, reduce concession fees, reduce capital investment commitments, or a combination thereof.

•	Dual till model: which provides a guaranteed return in connection with its aeronautical activities. Only aeronautical revenues are considered to cover aeronautical opex and capex. There is an established WACC for the regulated part of the business.

•	Inflation based model: there is no guaranteed return for the concession, and tariffs adjust on an annual basis, considering domestic inflation or a combination between domestic and US inflation

Main Operations and Financial Consolidated Metrics

For the year ended December 31, 2020, we had total consolidated revenue of U.S.$0.6 billion, consolidated loss from continuing operations of U.S.$361.9 million, Adjusted EBITDA of U.S.$13.6 million and Adjusted EBITDA excluding Construction Services of U.S.$12.3 million, and our airports handled 352.905 total aircraft movements and served 25.2 million total passengers (of which approximately 28.0% were international, approximately 57.3% were domestic and approximately 14.7% were transit passengers). For the year ended December 31, 2019, we had total consolidated revenue of U.S.$1.6 billion, consolidated loss from continuing operations of U.S.$(5.8) million, Adjusted EBITDA of U.S.$380.7 million and Adjusted EBITDA excluding Construction Services of U.S.$378.5 million, and our airports handled 857,913 total aircraft movements and served 84.2 million total passengers (of which approximately 33.5% were international, approximately 56.5% were domestic and approximately 9.9% were transit passengers). For the year ended December 31, 2018, we had total consolidated revenue of U.S.$1.4 billion, consolidated income from continuing operations of U.S.$(10.6) million, Adjusted EBITDA of U.S.$445.9 million, and Adjusted EBITDA excluding Construction Services of U.S.$443.8 million and our airports handled 880,579 total aircraft movements and served 81.8 million total passengers (of which approximately 34.2% were international, approximately 54.8% were domestic and approximately 11.0% were transit passengers).

Our Airports by Country in Which We Operate

Argentina

Our largest operations are in Argentina, where we operate a total of 37 of the 55 airports in the Argentine national airport system, including the two largest airports in the country, Ezeiza Airport and Aeroparque Airport. Ezeiza Airport is our largest airport in terms of contribution to revenue and Argentina’s second largest airport in terms of passenger traffic, while Aeroparque Airport is Argentina’s largest airport in terms of passenger traffic.

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

	Passenger traffic
Airport	International or national designation	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	(In Thousands)
“Aeroparque Jorge Newbery”	International	2,293.0	12,311.3	13,474.0
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini	International	3,474.4	12,484.9	10,844.1	(1)
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	739.3	3,529.0	3,398.8
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	474.0	1,857.7	1,576.7
Aeropuerto de Mendoza, “El Plumerillo”	International	471.5	2,311.4	2,023.7
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	356.1	1,478.6	1,122.3
Aeropuerto de Cataratas del Iguazu, “Mayor D. Carlos Eduardo Krauze”	International	357.6	1,575.5	1,112.0
Aeropuerto de Neuquén, “Presidente Peron”	International	251.6	1,217.3	1,036.4
Aeropuerto de Tucumán, “General Benjamin Matienzo”	International	199.6	969.5	957.2
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	137.5	649.5	680.0
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	37.4	148.9	209.8
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	64.0	354.6	431.4
Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	International	69.1	263.0	241.7
Aeropuerto de Jujuy, Gobernador Horacio Guzmán	International	92.8	397.9	406.4
Aeropuerto de Resistencia, “José de San Martín”	International	59.5	310.3	299.3
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	117.7	399.5	472.8

	Passenger traffic
Airport	International or national designation	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Aeropuerto de Posadas, “Libertador General José de San Martín”	International	65.9	325.7	296.0
Aeropuerto de Rio Grande “Gobernador Ramon Trejo Noel”	International	35.3	147.8	151.4
Aeropuerto Internacional de Formosa, “El Pucu”	International	18.8	105.3	109.5
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	14.3	73.2	91.4
Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	National	30.1	149.4	124.9
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	12.7	65.7	71.1
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	13.4	54.6	54.0
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	13.0	80.2	104.2
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	14.6	63.3	66.8
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	13.9	53.5	51.7
Aeropuerto de Paraná, “General Justo José de Urquiza”	National	8.8	60.2	74.5
Aeropuerto de Santa Rosa	National	8.5	49.4	49.2
Aeropuerto de San Fernando	International	19.3	26.4	44.1
Aeropuerto de Viedma, “Gobernador Castello”	National	10.5	39.8	34.1
Aeropuerto Termas de Río Hondo	National	0.5	13.8	23.6
Aeropuerto de Rio Cuarto, “Área de Material”	National	4.6	37.3	38.6
Aeropuerto de General Pico	National	0.5	2.1	3.4
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	0.2	4.3	10.4
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	National	0.1	0.8	1.0
Aeropuerto de Villa Mercedes	National	0.5	0.4	0.4
Aeropuerto El Palomar	International	480.0	1,793.6	676.1

(1) Note that preliminary passenger traffic figures for January 2019 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period.  Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers

Main Operating and Financial Metrics

In Argentina, our main concession is the AA2000 Concession, which accounted for approximately 9.6 million passengers, or 96.8% of the total 10.0 million total passengers we served during the year ended December 31, 2020. Approximately 3.5 million of our passengers were at Ezeiza Airport and 2.3 million at Aeroparque Airport. For the year ended December 31, 2019, the airports under the AA2000 Concession Agreement served 41.8 million passengers, or 96.4% of the total 43.4 million total passengers we served during the year ended December 31, 2019. Approximately 12.5 million of our passengers were at Ezeiza Airport and 12.3 million at Aeroparque Airport. For the year ended December 31, 2018, the airports under the AA2000 Concession Agreement served 38.9 million passengers, or 96.4% of the total 40.4 million total passengers we served during the year ended December 31, 2018. Approximately 10.8 million of our passengers were at Ezeiza Airport and 13.5 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 99.7% of our total revenues, 96.8% of our passengers and 95.9% of our air traffic movements in each of these periods. In a consolidated basis, AA2000 represented over 57.4% of our consolidated revenues, 38.2% of our total passengers and 42.3% of our air traffic movements during the year ended December 31, 2020.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2020		2019		2018
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$350.0	57.6%	$934.8	60.0%	$822.7	57.7%
Number of passengers (in millions)	10.0	39.5%	43.4	51.6%	40.4	49.3%
Air traffic movements (in thousands)	155.6	44.1%	447.2	52.1%	450.2	51.1%

(1)	We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently indirectly own 81.6% of the share capital of AA2000, 81.4% of the share capital of Bahía Blanca, and 74.4% of the share capital of Neuquén.

Our Argentina segment had Adjusted EBITDA of U.S.$50.7 million, U.S.$241.4 million and U.S.$274.8 million, for the years ended December 31, 2020, 2019 and 2018, respectively, and had Adjusted EBITDA excluding Construction Service of U.S.$50.6 million, U.S.$241.1 million and U.S.$274.6 million, for the years ended December 31, 2020, 2019 and 2018, respectively.

AA2000 Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Regulatory and Concessions Framework – Argentina - The AA2000 Concession Agreement”

•	Term: The AA2000 concession agreement started in 1998 and expires in 2038, considering the new concession term after the extension granted by the Argentine Government in December 2020.

•	Concession fee: AA2000 must pay a 15% of total revenues excluding construction service to the Argentine State.

•	Capex commitments: under the extension, AA2000 committed to do a capex program for expansion projects of approx. $500 million, in two phases: (i) under phase 1, approximately $336 million to occur preferably in 2022 and 2023, and (ii) under phase 2, annual investments of approx. $41 million between 2024 and 2027, for a total of approx. $164 million. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.

•	Redemption of preferred shares: As established in the agreement for the extension, AA2000 has the option to redeem the preferred shares during 2022 and credit the amount redeemed towards the reduction of the phase 1 capex program.

•	Economic equilibrium: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. The economic equilibrium is based on the IRR that is derived from the Financial Projection of Income and Expenses, which considers actual numbers for previous years and ORSNA’s projections for future years. The ORSNA must verify the economic equilibrium on a yearly-basis and adjust the variables in case the IRR is below the target IRR. The adjustments could be made through increasing tariffs, reducing the concession fee or reducing the capex commitments.

AA2000 Ownership Structure

We currently indirectly own 81.6% of the share capital of AA2000’s ordinary share capital The Argentine Government owns 15.0% of AA2000’s ordinary share capital and voting stock. In addition, the Argentine Government owns all of AA2000’s preferred shares. Beginning in 2020, the Argentine Government may convert each year preferred shares into common shares up to a maximum of 12.5% of the total initial amount of preferred shares issued to the Argentine Government. In order to exercise its conversion right, the Argentine Government must notify AA2000 of its intention to convert preferred shares and AA2000 will have 30 days from delivery of such notification to redeem those preferred shares before conversion occurs. In addition, AA2000 has the option, but not the obligation, to redeem the preferred shares held by the Argentine Government at any time. The conversion ratio will be based on the price of the common shares at the time of conversion compared to the nominal value of each preferred share, which is AR$1. If AA2000’s common shares are listed on the Buenos Aires Stock Exchange, then the price will be established based on the average traded value of such common shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. If AA2000’s shares are not listed on the Buenos Aires Stock Exchange, the price of such common shares will be established by a third party appointed by the Argentine Government but paid by AA2000. AA2000 has no current plan to list its common shares on the Buenos Aires Stock Exchange. As of December 31, 2020, there were 910,978,514 preferred shares of AA2000 outstanding.

In addition, according to the agreement for AA2000 Concession extension, AA2000 has the option to redeem the preferred shares during 2022. We currently expect that AA2000 will exercise its options to redeem such preferred shares held by the Argentine Government during 2022, so that we may maintain our ownership percentage in AA2000. However, if AA2000 does not exercise such right and the Argentine Government exercises the conversion right, our proportional ownership of the common shares of AA2000 will be decreased. The actual impact on our proportional ownership of common shares of AA2000 upon any such conversion will depend upon the price of AA2000 common shares at the time of the conversion.

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport, the leading airports in the Tuscany region, one of Italy’s most touristic regions. Florence Airport is an important world-class touristic destination serving full-cost carriers, while Pisa Airport has a proven low-cost carriers business model.

Main Operating and Financial Metrics

Of the approximately 2.0 million total passengers in the TA airports during the year ended December 31, 2020, approximately 1.3 million were in Pisa Airport and 0.7 million were in the Florence Airport. Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2019, approximately 5.4 million were in Pisa Airport and 2.9 million were in the Florence Airport. Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2018, approximately 5.5 million were in Pisa Airport and 2.7 million were in the Florence Airport.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2020		2019		2018
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$58.3	9.6%	$145.6	9.3%	$155.5	10.9%
Number of passengers (in millions)	2.0	7.8%	8.2	9.8%	8.2	10.0%
Air traffic movements (in thousands)	30.2	8.5%	79.0	9.2%	77.3	8.8%

Our Italy segment had Adjusted Segment EBITDA of U.S.$(4.3) million, U.S.$38.5 million and U.S.$38.8 million for the year ended December 31, 2020, 2019 and 2018, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$(5.5) million, U.S.$36.8 million and U.S.$37.1 million, for the year ended December 31, 2020, 2019 and 2018, respectively.

Italian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Regulatory and Concessions Framework – Italy – The Pisa Concession Agreement”, and “Regulatory and Concessions Framework – Italy –The Florence Concession Agreement”

Term: The Florence airport concession started in 2003 and expires in 2045, while the Pisa concession agreement started in 2006 and expires in 2048. Both concession terms include the two-year extension granted by the Italian Government in July 2020, following a law in relation with the COVID-19 pandemic emergency measures.

Concession fee: TA is required to pay annual fees, based on a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post. The canon is to be made in two separate semi-annual installments, due July and January each year. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2020, TA paid an annual canon of €1.7 million under the Pisa concession and €0.8 million under the Florence concession (for both concessions the other deadlines have been extended to 2021), and for the year ended December 31, 2019, TA paid an annual canon of €3.4 million under the Pisa concession and €1.5 million under the Florence concession.

Operating agreement: In 2015, ENAC and TA entered into an operating agreement (contratto di programma) which states TA’s obligations regarding Pisa and Florence airports’ following items, among others: airport traffic level forecasts, new construction and extraordinary maintenance works and TA’s performance of the obligations under the four-year intervention plan, as well as its quality and environmental protection plan.

Master plan: Florence Airport

Currently, this airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions that are rerouted to Pisa Airport when possible to avoid passenger loss. Passengers can also be rerouted to Bologna Airport, if needed. Plans are underway to build a new terminal and runway. The new infrastructure should allow Florence Airport to reach its full potential and complement Pisa Airport’s offerings. On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment under the master plan. However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other authorities, such approval was repealed through judgment No. 793. On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement. On February 14, 2020, TA has been notified by the Council of State that the appeal has been rejected. Therefore, we must undertake a new procedure regarding the environmental compliance of the works performed. In relation with Pisa Airport, on October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport. Further investments in capex will allow the airport to reach six million passengers capacity in the short term.

Economic equilibrium: our Italian airports operate under a dual-till model, that establishes a guaranteed return for the aeronautical activities, based on an established WACC. Therefore, aeronautical tariffs are adjusted in order to cover for aeronautical opex as well as the allowed remuneration on capex.

TA Ownership Structure

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

TA is listed on the Italian Stock Exchange under the ticker TYA. The year-end price for 2020 was €13.7 per share, representing a market cap of €255.0 million. Corporate capital amounted to €30.7 million, which is comprised of €30.7 million ordinary shares with no nominal value.

Brazil

In Brazil, we operate the Brasilia Airport and the Natal Airport. The Brasilia Airport is located 12 kilometers (8.5 miles) from downtown Brasilia, Brazil’s capital city. It is the only airport in South America capable of operating two runways simultaneously, which provides the largest runway capacity in Brazil.

The Brasilia Airport is Brazil’s third largest airport in terms of passenger traffic. Because of its geographic location in the central region of the country and its location in the federal capital of Brazil, the Brasilia Airport is one of the only airports with direct and daily flights to all 26 Brazilian state capitals. The Brasilia Airport also offers some international routes.

In relation with Natal Airport, in November 2020, we executed an irrevocable amendment for the termination of the Natal Concession Agreement. Upon transfer to a new operator, an indemnification payment will be made to ICASGA, which will be determined by authorities, primarily based on non-amortized capital expenditure investments.

Main Operating and Financial Metrics

For the year ended December 31, 2020, of the approximately 9.1 million total passengers in Brazil, approximately 7.9 million were in the Brasilia Airport and 1.2 million were in the Natal Airport. . For the year ended December 31, 2019, of the approximately 19.1 million total passengers in Brazil, approximately 16.7 million were in the Brasilia Airport and 2.3 million were in the Natal Airport. For the year ended December 31, 2018, of the approximately 20.3 million total passengers in Brazil, approximately 17.9 million were in the Brasilia Airport and 2.4 million were in the Natal Airport.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2020		2019		2018
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$51.4	8.5%	$116.6	7.5%	$123.2	8.6%
Number of passengers (in millions)	9.1	36.1%	19.1	22.6%	20.3	24.8%
Air traffic movements (in thousands)	89.4	25.3%	161.8	18.9%	184.2	20.9%

Our Brazil segment had Adjusted EBITDA of U.S.$(6.5) million, U.S.$(22.3) million, U.S.$14.8 million, for the year ended December 31, 2020, 2019 and 2018, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$(6.5) million, U.S.$(22.3) million and U.S.$14.8 million for the year ended December 31, 2020, 2019 and 2018, respectively.

Inframerica, concessionaire of Natal airport, has filed a request for concession termination, as set forth in law 13.448/2017. The request was filed in March 2020, before World Health Organization declared COVID-19 a world pandemic.

Several factors give origin to the decision to terminate the concession granted by the government. First factor relates to passenger traffic, as such has been negatively impacted. Compared to valuation studies (EVTEA) from the time where concession was originally granted, the results obtained are not close to what was projected, and it does not even result in half of the value expectancies. Secondly, aeronautical tariffs have decreased 35% compared with other airports that have been delivered for operation to private companies. Lastly, tower control tariff is 301% lower than other tariff from tower controls in general.

During the period that the government has to analyze the returning request and until they proceed with a new concessionaire, Inframerica will keep the airport operating with the same quality and preserving its safety, honoring the commercial deals, and keeping its employees’ salaries and benefits. The return request is related only to Natal Airport.

Brazilian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Regulatory and Concessions Framework – Brazil –Brasilia Concession Agreement”, and “Regulatory and Concessions Framework – Brazil –Natal Concession Agreement”

Term: The Natal Airport concession was awarded in August 2011 to ICASGA and expires in 2040. On March 5, 2020, however, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the termination process of the Natal Airport, and on November 19, 2020, CAAP announced the execution of the amendment. Upon a completion of successful bidding process, the operation of the Natal Airport will be transferred to a different operator and ICASGA will be entitled to an indemnification to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will remain as the airport operator. The Brasilia Concession Agreement started in 2012 and expires in 2037, which may be extended for an additional 5 years if necessary to reestablish economic equilibrium.

Concession fees: Brasilia and Natal airports are required to pay the ANAC an annual fixed payment. In the case of Brasilia airport, the amount is R$180.0 million for the years 2019 to 2033, and R$243.4 million for the years 2034 to 2037, adjusted by IPCA. Natal airport payment amounts to R$6.8 million for the years 2020 to 2032, and R$9.7 million for the years 2033 to 2040, adjusted based on the base interest rate of the Central Bank of Brazil. Brasilia airport is also subject to an annual variable payment, equal to: (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to R$363.2 million for the year ended December 31, 2019; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenues above R$363.2 million for the year ended December 31, 2019, if any.

Tariff Adjustment: The Brazilian concessions operate under an inflation-based model. Tariffs shall be adjusted annually by IPCA, upon the application of a specific formula that considers the IPCA and the effects of the Q and X Factors, as defined in the Brazilian Concession Agreements. The Brazilian ANAC adopted Factor X as a mechanism to measure positive and negative productivity and efficiency variations and Factor Q as a mechanism to verify compliance with service levels. Adjustment of tariffs under Natal Concession Agreement also considers an additional Factor M, which allows the increase of tariffs when non-tariffs correspond to more than 35% of revenues.

Extraordinary review: an extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICASGA or ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk. We may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events occurs (i.e. changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure; operational restrictions resulting from any act (or omission thereof) by any governmental body; mandatory changes in tariffs or granting of tariff benefits; changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and a Force Majeure event). The review will be based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium. We requested and were granted an economic re-equilibrium as a result of the COVID-19 pandemic impact in 2020, considered a force majeure event. See “Operating and Financial Review and Prospects - Liquidity and Capital Resources - COVID-19 Virus Impact”.

Brazilian airports Ownership Structure

The concession for the Brasilia Airport is owned by ICAB, a subsidiary of Inframerica. As of the date of this annual report, we own 99.97% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB. Infraero, a state-owned company affiliated with the Civil Aviation Secretariat of Brazil, is the owner of the remaining 49.0% interest in ICAB.

Inframerica was originally owned by Infravix and CASA. In 2015, we and the Majority Shareholder (A.C.I. Airports S.à.r.l.) acquired Infravix’s shareholding in Inframerica. In 2015, pursuant to our Reorganization, CAAP acquired CASA’s stake in Inframerica.

We operate the Natal Airport through our 99.98% ownership of ICASGA. ICASGA was originally owned by Infravix (50.0%) and CASA (50.0%). In 2015, we acquired from Infravix a 49.95% interest in ICASGA and the Majority Shareholder acquired the remaining 0.05% interest in ICASGA. As of the date of this annual report, we own 99.98% of ICASGA and the Majority Shareholder owns the remaining 0.02%.

Uruguay

Our operations in Uruguay consist of the operation and maintenance of the two main Uruguayan airports that receive commercial flights. The Carrasco Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. Carrasco Airport has the capacity to handle up to 4.5 million passengers annually. It currently serves regional centers, tourist destinations and certain major cities throughout Europe and the Americas. The Punta del Este Airport is not material to our business.

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

Main Operating and Financial Metrics

For the year ended December 31, 2020, of the approximately 0.6 million total passengers in Uruguay, approximately 0.5 million were in the Carrasco Airport and 0.1 million were in the Punta del Este Airport. For the year ended December 31, 2019, of the approximately 2.2 million total passengers in Uruguay, approximately 2.0 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport. For the year ended December 31, 2018, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2020(1)		2019(2)		2018(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$58.3	9.6%	$117.8	7.6%	$116.3	8.2%
Number of passengers (in millions)	0.6	2.4%	2.2	2.6%	2.3	2.8%
Air traffic movements (in thousands)	13.0	3.7%	29.7	3.5%	33.5	3.8%

(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.1 million.
(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.8 million.
(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.1 million.

Our Uruguay segment had Adjusted EBITDA of U.S.$16.3 million, U.S.$56.4 million, U.S.$57.8 million for the year ended December 31, 2020, 2019 and 2018, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$16.3 million, U.S.$56.4 million, U.S.$57.7 million for the year ended December 31, 2020, 2019 and 2018, respectively.

Uruguayan Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Regulatory and Concessions Framework – Uruguay – The Carrasco Concession Agreement”, and “Regulatory and Concessions Framework – Uruguay –The Punta del Este Concession Agreement”

Term: The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which in August 2014 was extended for an additional 10-year period, until 2033. The Punta del Este Concession Agreement was executed in 1993 and was extended in 2019 for an additional 14-year period, until 2033.

Concession fee: Puerta del Sur is required to pay annual concession fees, consisting of (a) basic fees, equal to the higher of (i) a fixed annual amount of U.S.$4.6 million and (ii) U.S.$4.19 per total annual passengers (some limits and exceptions apply), plus applicable cargo fees, and (b) additional fees, as long as the number of passengers exceed 1.5 million passengers per year, which is are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. The concession fee is to be made in two separate semi-annual installments, due July and December each year.

Tariff adjustment: The Uruguayan concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Carrasco Concession Agreement, considering a combination between domestic and US inflation rate.

PdS and CAISA Ownership Structure

We own 100% of Puerta del Sur, the holder of the Carrasco Concession Agreement, and 100% of Consorcio Aeropuertos Internacionales S.A. (“CAISA”) the holder of Punta del Este Concession Agreement.

Ecuador

Our operations in Ecuador consist of the operation and maintenance of the Guayaquil Airport, in the City of Guayaquil, the second largest airport in the country, and the Galapagos Airport, located in Baltra Island, Galapagos Archipelago.

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

Additionally, on June 23, 2015, the Galapagos Airport received the Carbon Footprint Reduction accreditation from the Airport Carbon Accreditation program. The program, implemented by Airports Council International Europe, is aimed at evaluating and recognizing airports that make outstanding efforts to reduce and compensate for greenhouse gas emissions. The Galapagos Airport is the first airport in South America and in Latin America and the Caribbean to receive a carbon footprint reduction accreditation. Currently, we are in level 3+, “Compensation” and we are working towards moving to the next level, “Reduction.”

Main Operating and Financial Metrics

The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31,(1)
	2020		2019		2018
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$49.7	8.2%	$109.6	7.0%	$89.2	6.3%
Number of passengers (in millions)	1.5	6.1%	4.5	5.3%	4.4	5.4%
Air traffic movements (in thousands)	41.6	11.8%	82.4	9.6%	79.6	9.0%

(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2020, 2019 and 2018. The revenue information for the years ended December 31, 2020, 2019 and 2018 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2020, 2019 and 2018, our Ecuador segment had Adjusted EBITDA of U.S.$1.3 million, U.S.$25.3 million and U.S.$24.7 million, respectively and Adjusted EBITDA excluding Construction Services of U.S.$1.3 million, U.S.$25.3 million and U.S.$24.7 million, respectively.

Ecuadorian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Regulatory and Concessions Framework – Ecuador – The Guayaquil Concession Agreement”, and “Regulatory and Concessions Framework – Uruguay – The Galápagos Concession Agreement”

Term: The Guayaquil Concession Agreement was executed in 2004 and expires in 2029, after the term was extended for an additional 5-year period in an amendment signed in July 2018. The Galápagos Concession Agreement expires in 2026.

Concession fee: TAGSA is required to pay an annual concession amount equal to 55.25% of the aggregate gross revenue from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport.

Tariff adjustment: The Ecuadorian concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Guayaquil Concession Agreement, considering a combination between domestic and US inflation rate.

Capex commitments: as a result of the concession extension, the Guayaquil Concession Agreement includes an obligation to execute new works and investments that will culminate in the year 2024, for a total reference amount of U.S.$32.2 million, of which U.S.$23.5 million were already invested as of December 31, 2020.

TAGSA and ECOGAL Ownership Structure

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport, and 99.9% of ECOGAL, which operates and maintains the Galapagos Airport.

Armenia

In Armenia we operate the only two airports for scheduled commercial flights in Armenia: the Zvartnots Airport, located in the capital city of the country, and the Shirak Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2020, of the approximately 0.8 million total passengers in Armenia, approximately 0.8 million were in the Zvartnots Airport and 0.04 million were in the Shirak Airport. For the year ended December 31, 2019, of the approximately 3.2 million total passengers in Armenia, approximately 3.0 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2018, of the approximately 2.9 million total passengers in Armenia, approximately 2.7 million were in the Zvartnots Airport and 0.2 million were in the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2020		2019		2018
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$39.4	6.5%	$133.5	8.6%	$118.4	8.3%
Number of passengers (in millions)	0.8	3.3%	3.2	3.8%	2.9	3.5%
Air traffic movements (in thousands)	10.2	2.9%	27.4	3.2%	24.1	2.7%

For the years ended December 31, 2020, 2019 and 2018, our Armenia segment had Adjusted EBITDA of U.S.$5.5 million, U.S.$51.8 million and U.S.$48.8 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$5.4 million, U.S.$51.5 million and U.S.$48.7 million, respectively.

Armenian Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Regulatory and Concessions Framework – Armenia – Armenian Concession Agreement”.

Term: The Armenian Concession Agreement was executed in 2002 and expires in 2032, with the option at our sole discretion, to indefinitely extend the term for additional periods of five years.

Concession fee: no concession fee is required to pay under the Armenian Concession Agreement.

Master Plan: The Master Plan contains the works to be executed for each five-year period, and must be updated every five years and extended to cover the 30-year term of the concession.

Internal Rate of Return: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. Under the concession agreement, we have the right to receive an annual Internal Rate of Return of 20%. The internal rate of return and is calculated as the annual net after tax internal rate of return on the actual capital investments valued in US dollars, including equity, equity equivalents, subordinate loans and/or convertible loans and any other capital contribution.

AIA Ownership Structure

We own 100% of AIA which owns the concession to operate and maintain the Zvartnots Airport and the Shirak Airport.

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

Main Operating and Financial Metrics

The following table provides summary data for our operations in Peru for the periods indicated:

	For the Year Ended December 31,(1)
	2020		2019		2018
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	N/A	N/A	N/A	N/A	N/A	N/A
Number of passengers (in millions)	1.2	4.8%	3.6	4.3%	3.4	4.2%
Air traffic movements (in thousands)	12.9	3.7%	30.5	3.6%	31.6	3.6%

(1)	Although for the years ended December 31, 2020, 2019 and 2018, the results of operations of our associate AAP are not consolidated, we have included 100% of operational information of AAP with respect to number of passengers and air traffic movements for the years ended December 31, 2020, 2019 and 2018.

For the years ended December 31, 2020, 2019 and 2018, our Peru segment had an Adjusted EBITDA and Adjusted EBITDA excluding Construction Services of U.S.$(6.6) million, U.S.$(5.1) million and U.S.$(5.3) million, respectively. Our Peru segment includes Aeropuertos Andinos del Peru S.A. and Sociedad Aeroportuaria KunturWasi S.A.

AAP Ownership Structure

AAP is an associate corporation 50.0% owned by CAAP and 50.0% owned by Andino Investment Holding (a private Peruvian logistics conglomerate). Pursuant to the by-laws of AAP, major corporate decisions, including the amendment of its by-laws, approval of corporate reorganizations and any increase or reduction of share capital, may be made only with the consent of all shareholders

Main Customers

Main Aeronautical Customers

For the year ended December 31, 2020 our main aeronautical customers were LATAM Airlines Group, Grupo Aerolíneas Argentinas, VRG Linhas Aereas S.A. (operating as Gol Transportes Aereos), American Airlines, Copa, Grupo Avianca, Ryanair Ltd., Iberia and Lufthansa. In the years ended December 31, 2020, 2019 and 2018 aeronautical revenue received from LATAM Airlines Group totaled U.S.$41.5 million, U.S.$147.2 million and U.S.$146.6 million, respectively representing 18.9%, 20.3% and 20.5%, respectively, of our total consolidated aeronautical revenue. For the years ended December 31, 2020, 2019 and 2018, the aeronautical revenue received from Grupo Aerolineas Argentinas totaled U.S.$29.5 million, U.S.$96.0 million and U.S.$94.3 million, respectively, representing 13.4%, 13.3% and 13.2%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2020, 2019 and 2018, based on the total amount of aeronautical revenue.

	For the Year Ended December 31,
	2020		2019		2018
Main Aeronautical Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue	(in millions of U.S.$)	% of Total Aeronautical Revenue
LATAM Airlines Group	41.5	18.9%	147.2	20.3%	146.6	20.5%
Grupo Aerolíneas Argentinas	29.5	13.4%	96.0	13.3%	94.3	13.2%
Gol Transportes Aéreos	15.4	7.0%	54.9	7.6%	47.2	6.6%
American Airlines	12.4	5.6%	37.0	5.1%	30.8	4.3%
Copa	8.9	4.0%	30.5	4.2%	27.6	3.9%
Grupo Avianca	8.4	3.8%	32.4	4.5%	39.7	5.5%
Ryanair Ltd	8.1	3.7%	19.2	2.6%	22.0	3.1%
Iberia	7.3	3.3%	25.4	3.5%	20.0	2.8%
Lufthansa	6.3	2.9%	21.1	2.9%	20.1	2.8%
Others	82.2	37.4%	260.3	36.0%	267.9	37.3%
Total	220.0	100.0%	724.0	100.0%	716.2	100.0%

Main Commercial Customers

For the year ended December 31, 2020, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas . In the year ended December 31, 2020, amounts invoiced by us to Dufry totaled U.S.$17.7 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$9.5 million, representing 6.8% and 3.7%, respectively, of our total consolidated commercial revenue.

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

The following table sets forth our main commercial services providers for the years ended December 31, 2020, 2019 and 2018, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2020		2019		2018
Main Commercial Customers	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)	(in millions of U.S.$)	% of Total Aeronautical Revenue(1)
Dufry	17.7	6.8%	52.7	10.9%	58.6	11.6%
Grupo Aerolineas Argentinas	9.5	3.7%	7.4	1.6%	8.8	1.7%
Losi Javier Ederly	3.4	1.3%	2.5	0.5%	-	0.0%
Aeroflot Group	3.2	1.2%	13.6	2.8%	11.2	2.2%
Minoyetti Federico	3.2	1.2%	3.0	0.6%	-	0.0%
Sita Information Networking	3.1	1.2%	5.7	1.2%	5.2	1.0%
Maxwell Ariel	2.9	1.1%	2.4	0.5%	-	0.0%
Intercargo S.A.C.	2.8	1.1%	4.5	0.9%	4.6	0.9%
Federal Express Corporation	2.7	1.0%	2.4	0.5%	1.2	0.2%
Others	211.2	81.4%	387.7	80.5%	417.4	82.4%
Total	259.7	100.0%	481.9	100.0%	507.0	100.0%

Regulatory and Concessions Framework

Introduction

We hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year original term. It was extended for additional 10 years on December 17, 2020 (ending February 13, 2038).

	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year term (ending October 24, 2021). Concession may be extended for 5 years upon governmental approval.

	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.

Italy	Pisa Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending December 7, 2048).

	Florence Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending February 10, 2045).

Brazil	Natal Concession Agreement	Brazilian ANAC	28-year term (ending January 24, 2040). An amendment to terminate the Natal Concession Agreement was executed in November 2020.

	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.

Uruguay	Carrasco Concession Agreement	Defense Ministry	20-year term with 10-year extension already approved (30-year total, ending November 20, 2033).

	Punta del Este Concession Agreement	Defense Ministry	40-year term (ending March 31, 2033).

Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	25-year and 5-month term (ending July 27, 2029).

	Galapagos Concession Agreement	DGAC; STAC	15-year term (ending July 6, 2026).

Armenia	Armenian Concession Agreement	Armenian Government; GDCA	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.

Peru	AAP Concession Agreement	MTC	25-year term (ending January 5, 2036); may be extended at request of AAP at least 3 years prior to the termination date; the term of the concession cannot exceed 60 years.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	Aeroparque “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krauze”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomon”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Paraná, “General Justo José de Urquiza”	Parana	National	I
17.	Aeropuerto de Posadas, “Libertador General José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Rio Cuarto, “Área de Material”	Rio Cuarto	National	II
22.	Aeropuerto de Rio Gallegos, “Piloto Civil Norberto Fernández”	Rio Gallegos	International	I
23.	Aeropuerto de Rio Grande “Gobernador Ramon Trejo Noel”	Rio Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Angel de la Paz Aragones”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “General Benjamin Matienzo”	San Miguel de Tucuman	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	Buenos Aires	International	I
35.	Aeropuerto de Neuquén, “Presidente Peron”	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”	Bahía Blanca	National	I
37.	Aeropuerto Termas de Rio Hondo	Santiago del Estero	National	I

(1)	The category determines the maximum fees we may charge. See “—Passenger Use Fees,” “—Landing Fees” and “Parking Fees.”

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

Argentina has a federal government system with 23 provinces and the City of Buenos Aires with local laws. Under the Argentine Constitution, all powers which are not granted to the Argentine Government remain with the provinces and the City of Buenos Aires. Laws related to civil, commercial, criminal, mining, interjurisdictional transportation, labor and social security matters are exclusively regulated by the National Congress. Pursuant to Article 75, Subsection 30) of the Argentine Constitution, national airports are considered “premises of national interest” (establecimientos de utilidad nacional), therefore, federal legislation is applicable, with the sole exception for tax and police powers of each of the Argentine Provinces, insofar as they do not interfere with the federal interest.

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

All disputes arising in connection with the operation or management of our airports must be submitted to the ORSNA prior to submit them before federal courts. If we challenge any of ORSNA’s decisions, we may seek final judgment on the matter from the Ministry of Transportation and subsequently from the Argentine federal court system.

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

The memorandum of agreement, dated December 1, 2006, was approved by the Congress on February 13, 2007, with certain recommendations. The final memorandum of agreement, which was previously approved by the Argentine Congress, was executed by the Argentine Government and us on April 3, 2007, and was confirmed by the Executive Branch by Decree No. 1799, dated December 4, 2007, which approved the renegotiated agreement (“Final Memorandum of Agreement”).

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

Term

The concession was for an initial period of 30 years through February 13, 2028. However, in December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020 (see “—Risks Related to Argentina and the AA2000 Concession Agreement— The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 to the extent we comply with certain commitments”). The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall have to expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

Technical Conditions of the Extension

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 13, 2038. Pursuant to the Technical Conditions of the Extension, AA2000 is obliged to comply with the following commitments: (i) assign funds equal to U.S.$132 million as direct investment to complete works pending for the year 2020 and 2021 ongoing works of which, as of December 31, 2020, approximately U.S.$53 million were already assigned, (ii) do its best efforts to secure, before December 31, 2021, funding, at the highest leverage available, approximatelyto enable AA2000 to have an early inflow of up to (a) U.S.$85 million in the “Trust Fund for Works of Group A of Airports of the National Airport System;” and (b) U.S.$124 million in the “Additional Fund for Substantial Investments in Group A of Airports,” (iii) secure availability of funds, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, for an aggregate amount of U.S.$406.5 million (VAT included), which must be applied to: (a) works considered as direct investment, to be carried out, preferably, during the years 2022 and 2023; and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022, and (iv) make direct investments for U.S.$200 million (VAT included) between the years 2024 and 2027, at an annual average of U.S.$50 million (VAT included), provided that this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period. We have filed the Technical Conditions of the Extension as exhibit to this annual report on Form 20-F.  Although this document is available to the public in Argentina, we are filing it in English as an exhibit to this annual report for ease of reference to our investors.

According to the Technical Conditions of the Extension, the financial obligations and the availability of funds commitment established for March 2022 may be extended by the ORSNA to December 2022, provided that there are justified reasons or force majeure events, like the reinstatement of boundary closures due to the COVID-19 pandemic which are detrimental to the air traffic. The amount of capital expenditures for the period comprised between 2028 and 2038 will be established by the ORSNA according to the operating needs of the aeronautical system and the equilibrium of the AA2000 Concession Agreement.

Failure to comply with these commitments could result in the application of fines or the termination or revocation of the AA2000 Concession Agreement. In addition, we cannot assure you that we will be able to comply fully with AA2000’s obligations under the Technical Conditions of the Extension in case we are not able to obtain the financing we need to achieve these commitments. See “—Risks Related to Argentina and the AA2000 Concession Agreement— The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments” and “—Risks Related to Argentina and the AA2000 Concession Agreement—Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments provided by the Technical Conditions of the Extension.”

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

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of AR$1.5 billion to comply with our obligation for 2020.

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

Collateral Assignment of Revenue

We may collaterally assign revenue derived from the concession, in order to obtain the necessary resources for the fulfillment of our obligations. Such assignment cannot affect the Specific Allocation of Revenue, as defined in the AA2000 Concession Agreement and described in “—Specific Allocation of Revenue,” or the resources foreseen for the financing of the investment plan detailed in the Final Memorandum of Agreement. In addition, collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of the funds thereunder is audited by the Argentine Government and/or by a consulting firm hired for such purpose that is satisfactory to the Argentine Government. Such collateral assignment must be previously authorized by a resolution of the ORSNA, which is responsible for the auditing of the application of the funds. On January 17, 2017 and April 24, 2020, the ORSNA issued Resolutions No. 1/2017 and No. 21/2020, pursuant to which it authorized the collateral assignment of proceeds from the Argentine Notes up to an amount equal to U.S.$400 million as long as, after such assignment, AA2000 would have sufficient funds to cover basic operating costs. On August 8, 2019 and September 18, 2020, the ORSNA issued Resolutions No. 61/2019 and 57/2020, pursuant to which it authorized the collateral assignment of (i) certain collection rights of AA2000 vis-a-vis Terminal de Cargas Argentinas S.A. (business unit of AA2000), excluding 15% of the revenues under the AA2000 Concession Agreement, and (ii) the collection rights of AA2000 as a trustee in accordance with the trust agreement under the Argentine Notes.

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

•	Agreement with Intercargo: On November 20, 1990, the Argentine Government granted a concession to Intercargo for a period of 20 years for Intercargo to provide assistance with the connection of aircraft to terminals through passenger walkways, for arriving and departing passengers, in 16 of our airports. Intercargo also provides additional services such as ramp services, loading and unloading of luggage, mail and cargo, among other services.

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

In January 2019, the Argentine Government issued Decree No. 49/2019 entitling the ANAC to grant licenses to third parties to provide ramp services and to approve the fees of such services, according to the technical conditions for the extension, Intercargo maintains the concession of ground handling services, and shall thus pay AA2000 the agreed fees and prices. If the Argentine Government decides to terminate, cancel or conclude the concession contract for the service rendered by Intercargo, the concession for such services shall be transferred to AA2000, who shall render the services on its own or through a third party or parties hired for that purpose.

In addition, in accordance with the provisions of the technical conditions for the extension, we waived all the claims we filed against the Argentine ANAC and the ORSNA in connection with the Resolution No. 421/2011, under which the Argentine ANAC approved a new fee structure for the services rendered by Intercargo.

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

In order to encourage the performance of new works in the airports, we may stipulate in agreements with third parties aimed at rendering services which require the performance of new works, upon the prior authorization of the ORSNA that these agreements shall continue in effect in the event of an early termination of the AA2000 Concession Agreement. In such a case, the Argentine Government or its assignee shall be subrogated in our rights and obligations under such agreements; and

The Argentine Government, through the Ministry of Transportation, is required to establish a procedure for governing slot allocation at each apron.

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

Investment Plan

Investment Commitments

Under the terms of the AA2000 Concession Agreement and the Technical Conditions of the Extension, we are required to make capital expenditures in accordance with our investment plan, which sets forth the amount of our required investment commitments for the period from 2006 through the end of the AA2000 Concession Agreement in 2038.

Prior to the approval of the Technical Conditions of the Extension, our total required investment commitments from January 2006 until 2028 were AR$2.2 billion (at values corresponding to December 2005). As of December 31, 2019, we have invested AR$2.9 billion (at values corresponding to December 2005) under our investment plan. Our capital expenditures for the years ended December 31, 2019 and 2018 are currently under review by the ORSNA. See “—Risks Related to Argentina and the AA2000 Concession Agreement— If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition”. Our investments have thus far been financed by cash generated by our operations, funds from the Development Trust and the net proceeds from our issuance of indebtedness.

Pursuant to the Technical Conditions of the Extension, AA2000 is obliged to comply with the following investment commitments (among other obligations assumed by AA2000, see “—Technical Conditions of the Extension”):

(i) to assign a volume of funds amounting to U.S.$132 million as direct investment to complete 2020 and 2021 ongoing works, of which around U.S.$55 million were already paid by December 31, 2020;

(ii) to have, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, availability of funds for an aggregate amount of U.S.$406.5 million (including VAT), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022; and

(iii) to make direct investments for U.S.$200 million (including VAT) between the years 2024 and 2027, at an average of U.S.$50 million (including VAT) a year (this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period).

According to the Technical Conditions of the Extension, the financial obligations and the availability of funds commitment established for March 2022 may be extended by the ORSNA to December 2022, provided that there are justified reasons or force majeure events, like the reinstatement of boundary closures due to the COVID-19 pandemic which are detrimental to the air traffic. The amount of capital expenditures for the period comprised between 2028 and 2038 will be established by the ORSNA according to the operating needs of the aeronautical system and the equilibrium of the Concession. See “—Risks Related to Argentina and the AA2000 Concession Agreement -- Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments provided by the Technical Conditions of the Extension.”

In addition, the Technical Conditions of the Extension includes as an exhibit the indicative Financial Projection of Income and Expenses up to the year 2038 (calculated in December 2019 values). The Financial Projection of Income and Expenses includes the detail of the estimated dates in which the commitments and capital expenditures detailed above would be performed.

Compliance with the investment plan

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

Economic Equilibrium

The Technical Conditions of the Extension sets forth financial projections (“Financial Projection of Income and Expenses”) of our income, operational expenses, investment obligations and the procedure for paying balances and mutual claims for the period January 1, 2006 through February 13, 2038 (expressed in December 2019 values). The “economic equilibrium” derives from, and is determined in accordance with, the Financial Projection of Income and Expenses which establishes fund flows for each year during the AA2000 Concession Agreement. Under the AA2000 Concession Agreement, the ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. During each annual review, amounts previously included in the Financial Projection of Income and Expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation for such year in accordance with a formula set forth in the Final Memorandum of Agreement, in order for the Financial Projection of Income and Expenses to be restated in constant values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession Agreement which, together with our past results of operations, may result in an economic equilibrium. The three principal factors that determine economic equilibrium are the payments we make to the Argentine Government, the fees we charge for aeronautical services (such as passenger use fees and aircraft landing and parking fees) and the investments that we are required to make under the AA2000 Concession Agreement. The ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. The only factors that have been adjusted in the past have been the fees that we are permitted to charge for aeronautical services and the additional investment commitments. The AA2000 Concession Agreement contemplates annual revisions to be made during March of each year. All changes to the projections are contemplated to be effective as of April 1 of the same year, although as of the date of this annual report, the yearly adjustments for 2018 were not yet effective.

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

Since 2009, the ORSNA has reviewed the Financial Projection of Income and Expenses nine times and has issued resolutions in respect of each such revision, the last of which was issued on October 21, 2019. Pursuant to Resolution No. 92/2019, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2017, according to the following rules:

•	to re-balance the variables included in the Financial Projection of Income and Expenses through an increase in aeronautical fees; and

•	to maintain the benefit airlines paying on time are entitled to under Resolution No. 10/09, dated January 28, 2009, pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical charges set forth in Annex II of the Final Memorandum of Agreement.

By means of Resolution No. 93/2019, also issued on October 21, 2019, the ORSNA approved a new tariff scheme, according to the following detail: (i) a rate for the international passenger use of U.S.$51.00; and (ii) a rate for the domestic passenger use of AR$195.00, effective for flights as of January 1st, 2020.

In line with the provisions of the Technical Conditions of the Extension (see “--Technical Conditions of the Extension” above), Resolution No. 4/2021 of the ORSNA was published in the Official Gazette. The referred resolution establishes the following:

•	an increase of U.S.$6 (from U.S.$51 to U.S.$57) in the international passenger fee for travelers departing from AA2000 airports. This tariff increase became effective on January 14, 2021, for flights as of March 15, 2021;

•	domestic passenger fees remain unchanged until the end of 2021 (being applicable the fees approved by Resolution No. 93/2019), and

•	aircraft fees remain unchanged for both domestic and international air operators (being applicable the provisions of Resolucion No. 92/2019).

We filed each such resolution, together with the December 30, 2008 resolution containing the Mechanisms for the Revision of the Financial Projection of Income and Expenses and the August 5, 2018 resolution containing the Manual of Regulatory Accounting, as exhibits to the 2018 annual report on Form 20-F. We filed Resolution 72/2019 in relation with the Financial Projection of Income and Expenses for the year 2016 and Resolutions 92/2019 and 93/2019 in relation with the Financial Projection of Income and Expenses for the year 2017 on October 24, 2019. We filed Resolution No. 4/2021 under cover of Form 6-K and we intend to file each future resolution of ORSNA relating to these periodic revisions of Financial Projections of Income and Expenses under the same cover.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001-2002 economic crisis, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

•	23.0% (AR$195.0 million), was fully satisfied in 2011;

•	18.6% (AR$158.0 million) through the issue of convertible notes, which were converted into shares of AA2000 in December 2011; and

•	58.4% (AR$496.1 million) was capitalized through the delivery to the Argentine Government of 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of AR$1 and have no voting rights. In addition, such shares are redeemable by us at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government is able to convert all of the preferred shares into common shares of AA2000 with a nominal value of one peso each, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government to the extent we have not previously redeemed such an annual percentage for that year. At the time of exercising any conversion rights, the Argentine Government shall execute an agreement with other shareholders of AA2000 to secure and maintain the Argentine Government’s level of participation in common shares as a consequence of the conversion. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event we do not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation.

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

In addition, as a condition of effectiveness of the extension of the term of the AA2000 Concession Agreement, AA2000 was required to evidence with the Argentine Government its waiver of all claims, remedies and filed or ongoing lawsuits against the Argentine Government and/or its decentralized entities (i.e. the ORSNA), both in administrative, arbitration or court proceedings, for any cause or, if applicable, it shall demonstrate it has obtained the corresponding judicial approval whenever the parties involved deem it necessary. Such waiver shall not imply an acknowledgment of the situation that originated the claim, remedy or lawsuit. In the specific case of fines imposed to AA2000, in connection to which AA2000 has filed claims and/or legal proceedings, such actions shall be waived for the purpose of granting the extension, and the waiver shall not be understood as an acknowledgment of the legitimacy of such fines. As of the date of this annual report, AA2000 has waived all the ongoing claims against the Argentine Government and the ORSNA.

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

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2020 (except for international flights fee which will became effective on January 14, 2021), we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights	U.S.$	57.00	U.S.$	37.97	U.S.$	33.66	U.S.$	33.66
Domestic flights	AR$	195.00	AR$	136.00	AR$	119.00	AR$	119.00

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

International Flights

	Airport Category
	I	II	III	IV
	(U.S.$ per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	–	–
> 170 tons	9.76	–	–	–
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night airfield lightning	30%	30%	30%	30%

Domestic Flights

	Airport Category
	I	II	III	IV
	(AR$ per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	–
81 – 170 tons	1.26	0.88	–	–
> 170 tons	1.47	–	–	–
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night airfield lightning	30%	50%	30%	30%

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
	(AR$ per ton per hour or fraction)
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

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes and the Credit Facilities.

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

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes and the Credit Facilities.

In addition, in case the Argentine Government elects to buy out the AA2000 Concession Agreement, it is our understanding that the economic equilibrium of the concession needs to be met since the beginning of the concession until the date of the termination.

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

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government. The collateral assignment of revenue must be previously authorized by a resolution of the ORSNA. On January 17, 2017 and April 24, 2020, the ORSNA issued Resolutions No. 1/2017 and 21/2020, pursuant to which it authorized the collateral assignment of proceeds under the Argentine Notes, up to an amount equal to U.S.$400 million as long as, upon such assignment, AA2000 maintains sufficient funds to ensure basic operations. While such a collateral assignment remains in place, we will have no right to indemnification for the investments secured by the relevant collateral assignment. See “—Collateral Assignment of Revenue.”

Development Trust

On December 29, 2009, we, as trustor, and Banco Nación, as trustee, entered into the Development Trust, aimed at managing and allocating the funds to be transferred by us under the Specific Allocation of Revenue and the Allocated Revenues under the Mutual Claim Settlement Procedure. The Ministry of Transportation and the ORSNA also executed the Development Trust acknowledging and providing their consent with the terms and conditions therein.

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

Contributions to the Development Trust

Pursuant to the Development Trust, the Specific Allocation of Revenue and the Allocated Revenues under the Mutual Claim Settlement Procedure retroactively accrued from January 1, 2006, through the execution date of the Development Trust would be transferred to the Development Trust pursuant to the conditions and methodologies to be set forth by the ORSNA, with the approval of the Ministry of Transportation.

The Development Trust provides that we may pay the amounts in cash payable to the Development Trust through the assignment of credits owed to us originated in aeronautical services and/or commercial services within the AA2000 Concession Agreement, subject to the ORSNA’s prior authorization. In February 2021, AA2000 requested authorization to the ORSNA to implement the agreement reached with Aerolíneas Argentinas under which AA2000 will assign to the Development Trust the credit against Aerolíneas Argentinas and Austral Líneas Aéreas for the aggregate amount of AR$120 million and U.S.$36 million corresponding to the debt owed by these companies as of March 31, 2020 (the “Assignment of Aerolíneas Argentinas Credit”). The amounts assigned to the Development Trust will be allocated to cancel (i) the 2020 Specific Allocation of Revenue; and (ii) the amounts owed by AA2000 under the” Trust Fund for Works of 2012 Project”. The Assignment of Aerolíneas Argentinas Credit is subject to review by the Ministry of Transportation and authorization by the ORSNA which, as of the date of this annual report, has not been granted. See “—Risks Related to Argentina and the AA2000 Concession Agreement— AA2000 derives a significant portion of its revenues from a limited number of aeronautical customers, and the loss of the business of a significant client could have a material adverse effect in our results of operations.”

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

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

•	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.

•	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.

•	In implementation of Law No. 537/1993, Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.

•	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.

•	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the abovementioned Ministerial Decree No. 521/1997, issued the Directive No. 141-T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

•	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.

•	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.

•	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.

•	Directive 96/67/EC on access to the ground handling market at European Union airports and the relative implementation Legislative Decree No. 18/1999, as subsequently amended and supplemented.

•	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.

•	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.

•	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.

•	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.

•	Law No. 77, enacted on July 17, 2020, extended the term under the Italian Concessions Agreements for two additional years.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2020, TA paid an annual canon equal to €3.4 million under the Pisa Concession Agreement.

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

Investment Plan

Under the terms of our Pisa Concession Agreement, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs, and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective concession. On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

Guarantees

Under the Pisa Concession Agreement and for the purpose of securing its performance obligations, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of  €5.0 million in guarantees outstanding for both the Pisa Concession and the Florence Concession.

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

Termination, Revocation and Forfeiture

The Pisa Concession Agreement will expire on December 7, 2048.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of February 1, 2020, under the Florence Concession Agreement:

Florence Airport

	2020(1)
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.52
Landing and takeoff fees (each subsequent ton)	6.06
Aircraft parking (per hour or fraction after first two hours)	0.21
Passengers charges (EU adult)	10.92
Passengers charges (EXTRA EU adult)	13.21
Passengers charges (intra EU flights, child)	5.46
Passengers charges (EXTRA EU, child)	6.61
Cargo embarking/disembarking charges	0.239
Body check and hand baggage security	1.76
Hold baggage security	0.81
PRM	1.71	(1)
Assets for exclusive use – offices	275.25
Assets for exclusive use -technical operating room	55.05
Assets for exclusive use – air side areas	22.02
Assets for exclusive use – offices fueler	266.07
Assets for exclusive use - Technical operating room fueler	53.21
Assets for exclusive use – fueler air side areas	20.18
Assets for exclusive use – self check-in	367.09
Check-in desks	3.48
Deicing	—	(3)

(1)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments
(2)	Effective as of March 10, 2019.
(3)	Will be invoiced based on actual consumption. No fix fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2020, TA paid €0.8 million in annual canon under the Florence Concession Agreement.

Revenue

Under the terms of the Florence Concession Agreement, TA is entitled to collect, inter alia:

•	the aeronautical, commercial and cargo revenue related to services rendered at Florence Airport;

•	the embarkation and debarkation charges on transported goods; and

•	the fees for security control services.

Investment Plan

Under the terms of our Florence Concession Agreement, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs, and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective concession.

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment under the master plan. Likewise, on February 6, 2019, we obtained a favorable opinion regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) related to the Master Plan 2014-2029 of the Florence Airport was closed. Pursuant to the regulations governing this administrative procedure, as well as ENAC’s regulations concerning the environmental and urban compatibility procedures relating to airport development plans, the Italian Ministry of Infrastructures and Transport will then issue the formal closure of the administrative procedure. Once this administrative procedure is closed, ENAC will have to issue its formal approval of the development plan concerning the Florence Airport

Guarantees

Under the Florence Concession Agreement and to secure its performance obligations thereunder, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of €5.0 million in guarantees outstanding for both the Pisa Concession and the Florence Concession. On the expiration, revocation or termination of the Florence Concession Agreement, ENAC shall authorize TA to release the security following a determination that TA has fulfilled its obligations thereunder and a determination that no legal proceedings are in place due to actions or omissions attributable to TA.

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

Termination, Revocation and Forfeiture

The Florence Concession Agreement will expire on February 10, 2045.

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

•	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.

•	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.

•	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress.

•	On October 26, 2017, Federal Law No. 13,449 was published and established the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments.

•	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain an arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.

•	On August 6, 2019, Decree No. 9.957/2019 was published. It regulates the procedure for re-tendering of concession projects, including PPPs in the roads, rail and airport sectors covered by Federal Law No. 13,448/2017.

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

On March 5, 2020, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport. Upon a completion of a successful bidding process, the operation of Natal Airport will be transferred to a different operator. Upon such transfer, ICASGA will be entitled to an indemnification to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will remain as the airport operator, with the same safety and service quality, as well as complying with the current commercial and employment contracts.

As of August 24, 2020, the Natal Airport qualifies as an enterprise that meets the requirements to initiate a re-bidding process. On November 20, 2020, ICASGA and ANAC executed an amendment to the Natal Concession Agreement setting forth the rules and proceedings for the re-bidding. Such amendment is effective until August 24, 2022, or when the new operator is awarded the concession under the re-bidding process, whatever comes first. In case the re-bidding remains vacant on or after August 24, 2022, the Brazilian Government could extend the initial term. In case this term is not extended, ICASGA will be responsible for continuing with the operation of the airport under the same conditions in place before the Amendment.

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

Master Development Program

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
	in U.S.$)
Up to 10 seats	5.2	8.7	1.03487	5.47	9.09
11 – 30 seats	15.86	23.77	1.03487	16.42	24.59
31 – 90 seats	31.68	39.56	1.03487	32.79	40.93
91 – 150 seats	47.55	63.37	1.03487	49.20	65.58
151 – 250 seats	95.06	126.77	1.03487	98.38	131.19
> 251 seats	142.61	158.46	1.03487	147.58	163.98

Load Airplanes

	In Transit	Terminal	Adjustment Index	Adjusted Price In Transit	Adjusted Price Terminal
	in U.S.$)
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

Passengers from	Passengers to	Coefficient
—	1,500,000	0
1,500,001	1,750,000	0.075
1,750,001	2,000,000	0.155
2,000,001	2,250,000	0.272
2,250,001	2,500,000	0.398
2,500,001	2,750,000	0.538
2,750,001	3,000,000	0.692
3,000,001	—	0.861

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

Master plan

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

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. On June 2018, 2019, the amendment to such concession was executed, pursuant to which CAISA committed to undertake investments in an amount of approximately U.S.$35.0 million. As of December 31, 2020, U.S.$12.5 million of these commitment had already been invested. The Punta del Este Airport is not material to our business.

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

The Armenian Concession Agreement was further amended by the following addenda executed by and between the Armenian Government and AIA.

•	Addendum No. 1, executed on February 21, 2003, under which the Armenian Government and the Concession Manager agreed to certain mechanisms regarding the registration of property rights of the Concession Manager for real property in Zvartnots Airport;

•	Addendum No. 2, executed on October 19, 2006, under which, commencing on January 1, 2007, AIA undertook to provide rescue and firefighting services and facilities in accordance with the standards of Annex 14, Chapter 9 of the ICAO (Emergency and Other Issues), as well as ICAO related manuals and applicable Armenian laws;

•	Addendum No. 3, executed on November 16, 2007, under which the Armenian Government expanded the concession of Zvartnots Airport granted to AIA to include the concession of the Shirak Airport, which gave AIA the right to engage in certain types of aviation and non-aviation activities. As such, the terms of the Armenian Concession Agreement are also applicable to the Shirak Airport concession;

•	Addendum No. 4, executed on June 10, 2010, under which AIA agreed to terminate its rights under the Armenian Concession Agreement over certain real property operated by “Hayaeronavigatsia” CJSC, the local air traffic navigation company, at the Zvartnots Airport, including the land occupied by the newly built Air Traffic Control Tower building. As such, AIA no longer has the right to dispose of and use these real property units, even for purposes of rendering the services under the Armenian Concession Agreement.

•	In December 2020, 100% of the share capital of AIA was transferred from American International Airports LLC to the Company pursuant to a Share Transfer Agreement duly registered in Armenia. As a consequence of this transfer, American International Airports LLC no longer holds any interest in AIA nor in any other Armenian entity.

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

Master Plan

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the succeeding five-year period. Once approved by the government, which requires approval by the Prime Minister, these commitments become binding obligations under the terms of the respective concession. Since 2003, the Armenian government has approved our master development plan for the Armenian Concession Agreement as periodically revised

The Master Plan describes the works to be executed for each five-year period during the term of the Armenian Concession Agreement, including the corresponding preliminary estimates of investment amounts, and also sets forth the guidelines for the works and operations related to improvement and maintenance of the airports during the remaining part of the term.

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

Passenger Aircraft Landing Charge

•	Landing Charge for passenger aircrafts is €5.80 per Metric Ton or fraction.

•	Night Landing Additional Charge for passenger aircraft equals to the Landing Charge plus a 20%. This extra charge will be applied to passenger aircrafts landings occurred during nighttime (from 21:00 to 07:00).

Passenger Aircraft Take-Off Charge

•	Take-Off Charge for passenger aircrafts is €5.80 per Metric Ton or fraction.

•	Night Take-Off Additional Charge for passenger aircraft equals to the Take-Off Charge plus a 20%. This extra charge will be applied to each passenger aircraft take-off occurred during nighttime (from 21:00 to 07:00).

Parking Charge for Passenger Aircraft

Passenger Aircraft Parking Charge for Other Airlines non-regular based at Zvartnots Airport, for all aircraft types:

•	Passenger aircraft parking for non-regular based airlines up to two hours and thirty minutes: free of charge

•	Passenger aircraft parking for non-regular based airlines after free of charge time expiration: €0.35 per ton, per hour or their fractions

Passenger Handling Airport Tariff

Departing Passenger:

•	€20 per each departing passenger.

Transit Passenger:

•	€8 per each transit passenger.

Departing Infant:

•	No Passenger Handling Airport Tariff is charged per each departing infant under two years old.

•	50% of the regular Passenger Handling Airport Tariff is charged per each departing infant under two years old traveling in a separate seat.

•	No Passenger Handling Airport Tariff is charged per each transit infant passenger under two years old.

•	50% of the regular Passenger Handling Airport Tariff is charged per each transit infant under two years old, traveling in a separate seat

Departing Child:

•	50% of the regular Passenger Handling Airport Tariff is charged per each departing child from two years old up to 12 years old.

•	50% of the regular Passenger Handling Airport Tariff is charged per each transit child passenger from two years old up to 12 years old.

Security Charge

Security Service:

•	€2 per each departing passenger.

Departing Infant:

•	No Airport Security Charge is charged per each departing infant under two years old.

•	€2 per each departing infant under two years old traveling in a separate seat

•	No Airport Security Charge is charged per each transit infant under two years old

•	50% of the regular Airport Security Charge is charged per each transit infant under two years old traveling in a separate seat.

Transit Passenger

•	50% of the regular Airport Security Charge is charged per each transit passenger.

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

The concession agreement for the operation of the Galapagos Airport was executed on April 15, 2011, by and among Dirección General de Aviación Civil (“DGAC”), ECOGAL, CASA and the Subsecretaria de Transporte Aeronáutico Civil (“STAC”). ECOGAL’s share capital is owned 99.9% by Yokelet S.L. and 0.1% by A.C.I Vip S.L.U. Yokelet S.L. is a wholly-owned subsidiary of CAAP. The parties amended the Galapagos Concession Agreement on May 13, 2013, April 15, 2014 and August 21, 2014, for purposes of updating the tariffs charged under the Galapagos Concession Agreement and other investment amounts.

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

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of January 2021, under the Guayaquil Concession Agreement:

2021(1)
(In U.S.$)
INTERNATIONAL - Commercial and Charters
Landing
< 50 tons	16.76
50 to 100 tons	17.49
> 100 to 150 tons	18.22
> 150 tons	18.96
Illumination
< 50 tons	4.52
50 to 100 tons	4.72
> 100 to 150 tons	4.92
> 150 tons	5.11
Parking(2)
< 50 tons	2.31
50 to 100 tons	2.41
> 100 to 150 tons	2.51
> 150 tons	2.61
Passenger
Departure	28.27
Security	5.34
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	65.75
Use of bridge for every 15 minutes or fraction	11.05

DOMESTIC - Commercial, Charter, Private and Cargo
Landing
25 to 50 tons	1.09
51 to 100 tons	1.18
> 100 to 150 tons	1.24
> 150 tons	1.30
Illumination
25 to 50 tons	0.47
> 50 to 100 tons	0.50
> 100 to 150 tons	0.51
> 150 tons	0.53
Parking(3) (4)
25 to 50 tons	0.21
> 50 to 100 tons	0.22
> 100 to 150 tons	0.23
> 150 tons	0.23
Passengers
Departure	5.66
Security	5.34
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	32.99
Use of bridge for every 15 minutes or fraction	9.90
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	141.32
> 6 to 12 tons	706.53
> 12 to 18 tons	1,059.81
> 18 to 25 tons	1,582.62

(1)	Maximum take-off weight in tons.

(2)	The international parking fee will be charged for 3-hour fractions or fractional periods thereafter.

(3)	The domestic parking fee will be charged for 4-hour fractions or fractional periods thereafter.

(4)	Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).

(5)	The annual fee includes landing, illumination and parking. The fees apply on Ecuadorian civil aircrafts which maximum take-off weight is up to 25 tons.

Master Plan

Under the terms our Guayaquil Concession Agreement, the concessionaire is not required to present a master development program.

On December 12, 2007, TAGSA and AAG entered into Addendum No. 03 to the Guayaquil Concession Agreement, which established new additional works in the amount of U.S.$18.5 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2020, works for the amount of U.S.$0.8 million are expected to be completed.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new additional works for an amount of U.S.$32.2 million to be completed by TAGSA prior to the end of the concession’s term which was extended to 2029.  As of December 31, 2020, U.S.$8.7 million remain pending. Works for the amount of U.S.$0.7 million are expected to be completed in 2021, and works for the amount of U.S.$8.0 million are expected to be completed in 2024.

Guarantee and Performance Bonds

Under the terms of the Guayaquil Concession Agreement, we are required to maintain a performance bond in the amount of U.S.$3.0 million as security for the timely fulfillment of all of our obligations under the Concession Agreement.

In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the 55.25% that is payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$2.2 million.

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

Master Plan

Under the terms of our Galapagos Concession Agreement, the concessionaire is not required to present a master development program.

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

OSITRAN establishes a scale on the basis of annual operating income of concessionaires to determine the amount of sanctions. Concessionaires with operating revenues below 20,000 Peruvian tax units (unidad impositiva tributaria) (“UIT”) (calculated as S/4,400 per one UIT for calendar year 2021) are liable in an amount of up to 25 UIT for minor infractions, up to 60 UIT for serious infractions and up to 140 UIT for very serious infractions. Concessionaires with operating income between 20,000 UIT and 50,000 UIT are liable in an amount of up to 75 UIT for minor infractions, up to 180 UIT for serious infractions and up to 420 UIT for very serious infractions. Concessionaires with operating income above 50,000 UIT are liable in an amount of up to 180 UIT for minor infractions, up to 450 UIT for serious infractions and up to 840 UIT for very serious infractions.

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

Prior to our initial public offering, we were 100% controlled by the Majority Shareholder, which is 100% owned by ACI Holding S.à r.l., a private limited liability company (société à responsabilité limitée) also incorporated in Luxembourg (“ACI Holding”). The Majority Shareholder currently controls 80.5% of our common shares.

ACI Holding is a holding company that is 100.0% owned by Corporación América International S.à r.l. (“CAI”) a private limited liability companies (société à responsabilité limitée) incorporated in Luxembourg. CAI is a wholly-owned subsidiary of Liska Investments Corp., a corporation incorporated under the laws of the British Virgin Islands (“Liska”).

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

The following diagram reflects a simplified summary of our organizational structure as of April 1, 2021:

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

From 2019 to 2020, air traffic decreased 70% in terms of number of passengers, decreased 58.9% in terms of aircraft movements and decreased 39.8% in terms of cargo volume handled. From 2018 to 2019, air traffic increased 2.8% in terms of number of passengers, decreased 2.6% in terms of aircraft movements and increased 3.6% in terms of cargo volume handled.

Passenger traffic level and air traffic operations have already been and will continue to be adversely affected in 2021, and for so long as the health crisis and the virus impact continues, by the outbreak of the COVID-19 virus and the measures that governments are taking to combat it. For example, the results of operations of our airports have been adversely affected by the number of flights that have been canceled due to the virus and closure of borders in all countries in which we operate. See “Risk Factors—Risks Related to Our Business and Industry— The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels and air traffic operations and in our results of operation.”

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

	Closing Exchange Rate			Average Exchange Rate
	2020	2019	% change against prior year	2020	2019	% change against prior year
UYU	42.34	37.31	13.5%	42.03	35.25	19.3%
BRL	5.20	4.03	28.9%	5.15	3.94	30.7%
EUR	1.23	1.12	9.2%	1.14	1.12	1.9%
ARS	84.15	59.89	40.5%	70.57	48.23	46.3%
AMD	522.59	479.70	8.9%	489.1	480.49	1.8%
PEN	3.62	3.31	9.4%	3.5	3.34	4.6%

Our Capital Investment Plans

Our capital investments plans have been affected by the COVID-19 pandemic, to mitigate the impact of such pandemic, beginning in April 2020, the Company cancelled all non-mandatory capital investments under its concession agreements and deferred non-prioritized projects. See “Operating and Financial Review And Prospects—Liquidity and Capital Resources— COVID-19 Virus Impact.”

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

Macroeconomic Conditions

Argentina has historically been subject to inflation. The National Statistic and Census Institute (“INDEC”), reported an inflation increase of 47.6% in 2018, 53.8% in 2019 and 36.1% in 2020. See “—Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

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

Factors Affecting Comparability of Prior Periods

During 2018, mainly during the third and fourth quarters of 2018, Argentina experienced a devaluation of its currency against the U.S. dollar of 102.2%, which exceeded the inflation for the same period which was 47.6%. This factor, compounded with the application of IAS 29 as from January 1, 2018, which changed the mechanism for translating the financial information into U.S. dollars that we have been applying up to December 31, 2017, affected the comparability of the figures reported for the year ended December 31, 2018 with the corresponding period in 2017. While still significantly high, the variation of the devaluation (58.9%) of the Argentine peso vis-à-vis the inflation (53.8%) during 2019, and the variation of the devaluation (40.5%) of the Argentine peso vis-à-vis the inflation (36.1%) during 2020, did not have such an impact in our results of operations as in 2018. Therefore, comparability of the figures reported for the year ended December 31, 2019 with the corresponding period in 2018 was significantly affected.

Following IAS 29 guidance, if the inflation rate is lower than the devaluation rate of the Argentine peso, revenue figures reported in U.S. dollar are less than what they would have been if they had been converted based on the exchange rate in effect as of the relevant invoice date. Due to the application of IAS 29, our results of operations reported in our financial statements for the twelve-month period ended December 31, 2018, were adversely affected. However, application of IAS 29, did not have a material impact in our results of operations reported in our financial statements for the twelve-month period ended December 31, 2020 and 2019.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. During the years ended December 31, 2020, 2019 and 2018, approximately 57.3%, 56.5% and 54.8%, respectively, of the passengers were domestic passengers, approximately 28.0%, 33.5% and 34.2%, respectively, of our passengers were international passengers, and approximately 14.7%, 9.9% and 11.0%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
	2020	% change against prior year	2019(1)	% change against prior year	2018(2)	% change against prior year
Domestic Passengers (in millions)	14.4	(69.6)%	47.6	6.1%	44.8	8.6%
International Passengers (in millions)	7.1	(74.9)%	28.2	0.8%	28.0	4.0%
Transit passengers (in millions)	3.7	(55.7)%	8.4	(7.4)%	9.0	7.3%
Total passengers (in millions)	25.2	(70.0)%	84.2	2.8%	81.8	6.8%
Cargo volumes (in thousands of tons)	255.6	(39.8)%	424.8	3.6%	410.1	5.2%
Total aircraft movements (in thousands)	352.9	(58.9)%	857.9	(2.6)%	880.6	3.4%

(1)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only

(2)	Note that preliminary passenger traffic figures for 2018 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31,
	2020	% of Total	% Change Against Prior Year	2019	% of Total	% Change Against Prior Year	2018		% of Total
Argentina
Domestic Passengers (in millions)	6.3	43.5%	(77.8)%	28.3	59.5%	12.8%	25.1		56.0%
International Passengers (in millions)	3.3	46.8%	(75.6)%	13.6	48.1%	(2.7)%	13.9	(1)	49.8%
Transit passengers (in millions)	0.4	9.9%	(75.6)%	1.5	18.0%	15.5%	1.3		14.4%
Total passengers (in millions)	10.0	39.5%	(77.1)%	43.4	51.6%	7.5%	40.4	(1)	49.3%
Cargo volume (in thousands of tons)	143.9	56.3%	(36.9)%	228.0	53.7%	(5.2)%	240.4		58.6%
Aircraft movements (in thousands)	155.6	44.1%	(65.2)%	447.2	52.1%	(0.7)%	450.2		51.1%
Italy
Domestic Passengers (in millions)	0.7	4.6%	(63.0)%	1.8	3.8%	(1.5)%	1.8		4.1%
International Passengers (in millions)	1.3	18.5%	(79.7)%	6.4	22.8%	1.6%	6.3		22.6%
Transit passengers (in millions)	0.0	0.0%	(92.2)%	0.0	0.1%	43.6%	0.0		0.0%
Total passengers (in millions)	2.0	7.8%	(76.0)%	8.2	9.8%	1.0%	8.2		10.0%
Cargo volume (in thousands of tons)	13.3	5.2%	0.5%	13.2	3.1%	12.2%	11.8		2.9%
Aircraft movements (in thousands)	30.2	8.5%	(61.8)%	79.0	9.2%	2.1%	77.3		8.8%
Brazil
Domestic Passengers (in millions)	5.6	38.8%	(51.7)%	11.6	24.4%	(4.1)%	12.1		26.9%
International Passengers (in millions)	0.2	2.8%	(72.1)%	0.7	2.5%	16.2%	0.6		2.2%
Transit passengers (in millions)	3.3	89.0%	(51.3)%	6.8	81.0%	(11.4)%	7.6		84.6%
Total passengers (in millions)	9.1	36.1%	(52.3)%	19.1	22.6%	(6.2)%	20.3		24.8%
Cargo volume (in thousands of tons)	34.9	13.6%	(61.8)%	91.2	21.5%	38.4%	65.9		16.1%
Aircraft movements (in thousands)	89.4	25.3%	(44.7)%	161.8	18.9%	(12.2)%	184.2		20.9%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	(35.4)%	0.0	0.0%	(17.6)%	0.0		0.0%

	For the Year Ended December 31,
	2020	% of Total	% Change Against Prior Year	2019		% of Total	% Change Against Prior Year	2018	% of Total
International Passengers (in millions)	0.6	8.6%	(72.0)%	2.2		7.7%	(4.7)%	2.3	8.1%
Transit passengers (in millions)	0.0	0.1%	(79.4)%	0.0		0.1%	(17.4)%	0.0	0.1%
Total passengers (in millions)	0.6	2.4%	(72.1)%	2.2		2.6%	(4.8)%	2.3	2.8%
Cargo volume (in thousands of tons)	28.9	11.3%	(0.7)%	29.1	(2)	6.9%	5.8%	27.5	6.7%
Aircraft movements (in thousands)	13.0	3.7%	(56.0)%	29.7		3.5%	(11.4)%	33.5	3.8%
Armenia
Domestic Passengers (in millions)	0.0	0.0%	0.0%	0.0		0.0%	0.0%	0.0	0.0%
International Passengers (in millions)	0.8	11.7%	(74.1)%	3.2		11.3%	11.9%	2.9	10.2%
Transit passengers (in millions)	0.0	0.0%	0.0%	—		0.0%	0.0%	—	0.0%
Total passengers (in millions)	0.8	3.3%	(74.1)%	3.2		3.8%	11.9%	2.9	3.5%
Cargo volume (in thousands of tons)	15.7	6.2%	(21.6)%	20.1		4.7%	12.4%	17.9	4.4%
Aircraft movements (in thousands)	10.2	2.9%	(62.9)%	27.4		3.2%	13.6%	24.1	2.7%
Ecuador(3)
Domestic Passengers (in millions)	0.7	4.8%	(69.9)%	2.3		4.9%	(3.0)%	2.4	5.3%
International Passengers (in millions)	0.8	11.5%	(61.5)%	2.1		7.5%	8.0%	2.0	7.0%
Transit passengers (in millions)	0.0	1.1%	(47.3)%	0.1		0.9%	3.5%	0.1	0.8%
Total passengers (in millions)	1.5	6.1%	(65.6)%	4.5		5.3%	2.0%	4.4	5.4%
Cargo volume (in thousands of tons)	16.8	6.6%	(55.7)%	38.0		8.9%	(9.0)%	41.8	10.2%
Aircraft movements (in thousands)	41.6	11.8%	(49.5)%	82.4		9.6%	3.5%	79.6	9.0%
Peru(4)
Domestic Passengers (in millions)	1.2	8.3%	(66.3)%	3.6		7.5%	3.4%	3.4	7.7%
International Passengers (in millions)	0.0	0.1%	(56.6)%	0.0		0.1%	1,112.8%	0.0	0.0%
Transit passengers (in millions)	—	0.0%	0.0%	—		0.0%	0.0%	—	0.0%
Total passengers (in millions)	1.2	4.8%	(66.3)%	3.6		4.3%	3.9%	3.4	4.2%
Cargo volume (in thousands of tons)	2.1	0.8%	(59.7)%	5.2		1.2%	6.1%	4.9	1.2%
Aircraft movements (in thousands)	12.9	3.7%	(57.6)%	30.5		3.6%	(3.6)%	31.6	3.6%

(1)	Note that preliminary passenger traffic figures for 2018 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only

(3)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.

(4)	We have included AAP’s operational data, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: aeronautical revenue, commercial revenue, construction service revenue and other revenue. Our consolidated revenue does not include revenue of our AAP (AAP Airports) or ECOGAL (Galapagos Airport) operations for the years ended December 31, 2020, 2019 and 2018, as they were accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2020, 2019 and 2018 is summarized below:

	For the Year Ended December 31,
	2020		2019		2018
	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue
Aeronautical revenue	220.0	36.2%	724.0	46.5%	716.2	50.2%
Non-aeronautical Revenue
Commercial revenue	259.7	42.8%	481.9	30.9%	507.0	35.6%
Construction service revenue	125.8	20.7%	350.3	22.5%	198.4	13.9%
Other Revenue	1.9	0.3%	2.5	0.2%	4.5	0.3%
Total consolidated revenue	607.4	100%	1,558.6	100%	1,426.1	100%

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax expense. Other reportable expenses consist of impairment loss and other operating expenses.

	For the Year Ended December 31,
	2020		2019		2018
	(in millions of U.S.$)	% of Total Expenses	(in millions of U.S.$)	% of Total Expenses	(in millions of U.S.$)	% of Total Expenses
Cost of services	653.6	62.1%	1,138.4	71.8%	971.4	63.5%
Selling, general and administrative expenses	101.8	9.7%	168.3	10.6%	171.9	11.2%
Financial loss	215.5	20.5%	233.5	14.7%	331.1	21.7%
Inflation adjustment	26.5	2.5%	25.4	1.6%	36.5	2.4
Other expense	69.8	6.6%	45.5	2.8%	4.1	0.3%
Income tax	(14.3)	(1.4)%	17.1	1.1%	14.1	0.9%
Total expenses	1,052.9	100%	1,628.3	100%	1,529.1	100%

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

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2020		2019		2018
	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year	(in millions of U.S.$)	% of Change against prior year
Aeronautical revenue	220.0	(69.6)%	724.0	1.1%	716.2	(6.6)%
Non-aeronautical Revenue
Commercial revenue	259.7	(46.1)%	481.9	(5.0)%	507.0	(8.7)%
Construction service revenue	125.8	(64.1)%	350.3	76.5%	198.4	(20.7)%
Other Revenue	1.9	(23.5)%	2.5	(45.4)%	4.5	80.7%
Total consolidated revenue	607.4	(61.0)%	1,558.6	9.3%	1,426.1	(9.5)%
Cost of Services
Concession fees	76.2	(53.5)%	163.9	(4.4)%	171.4	(10.7)%
Amortization and depreciation	174.0	14.1%	152.5	7.5%	141.8	40.9%
Cost of fuel	13.1	(69.9)%	43.5	11.9%	38.9	39.9%
Salaries and social security contributions	124.4	(34.9)%	191.0	(0.0)%	191.1	(9.4)%
Taxes	5.9	(65.4)%	17.0	(4.0)%	17.7	(9.2)%
Maintenance expenses	82.1	(36.3)%	128.9	(1.6)%	131.0	(10.2)%
Construction service costs	124.4	(64.2)%	348.0	77.2%	196.3	(21.0)%
Services and fees	40.5	(38.2)%	65.5	11.3%	58.8	8.0%
Provision for maintenance cost	1.8	(17.6)%	2.2	3.9%	2.1	(9.6)%
Office expense	3.7	(73.6)%	14.1	22.2%	11.6	(32.8)%
Others	7.5	(36.2)%	11.8	10.5%	10.7	(1.2)%
Total Cost of Services	653.6	(42.6)%	1,138.4	17.2%	971.4	(5.7)%
Salaries and Social Security contributions	20.4	(29.5)%	28.9	(11.0)%	32.4	(9.4)%
Amortization and depreciation	9.5	(4.2)%	9.9	7.7%	9.2	20.7%
Services and fees	28.2	(25.7)%	37.9	(14.1)%	44.1	(24.6)%
Taxes	18.9	(51.6)%	39.0	(14.4)%	45.5	(17.0)%
Maintenance expenses	1.1	(32.4)%	1.7	(44.6)%	3.1	(26.6)%
Advertising	1.6	(54.0)%	3.4	(28.7)%	4.7	55.1%
Office expenses	1.2	(76.5)%	5.2	(49.2)%	10.2	(12.6)%
Insurances	2.0	19.2%	1.7	(17.1)%	2.0	(11.0)%
Charter service	0.1	(83.2)%	0.8	(3.7)%	0.8	0.0%
Bad debts recovery	(2.9)	0.7%	(2.9)	8.8%	(3.2)	1091.9%
Bad debts	16.4	(51.6)%	33.9	165.7%	12.7	66.2%
Others	5.3	(40.6)%	8.9	(12.2)%	10.1	27.1%
Total selling, general and administrative expenses	101.8	(39.5)%	168.3	(2.1)%	171.9	(11.5)%
(Impairment loss)	(62.3)	45.5%	(42.8)	100%	—	—%
Other operating income	54.1	213.5%	17.3	(14.6)%	20.2	1.3%
Other operating expense	(7.5)	174.3%	(2.7)	(32.2)%	(4.1)	(16.2)%
Operating (loss)/ income	(163.7)	(173.2)%	223.6	(25.2)%	299.0	(19.0)%
Share of loss in associates	(6.2)	(15.1)%	(5.4)	29.1%	(4.1)	(73.8)%
Income before financial results and income tax	(169.9)	(177.8)%	218.3	(26.0)%	294.8	(16.6)%
Financial income	35.7	(31.2)%	51.9	(32.0)%	76.3	21.9%
Financial loss	(215.5)	(7.7)%	(233.5)	(29.5)%	(331.1)	9.6%
Inflation adjustment	(26.5)	4.5%	(25.4)	(30.4)%	(36.5)	100%
(Loss)/Income before income tax	(376.2)	(3440.8)%	11.3	221.4%	3.5	(96.9)%
Income tax	14.3	(183.6)%	(17.1)	21.1%	(14.1)	(69.9)%
(Loss)/ for continuing operations	(361.9)	6139.5%	(5.8)	(45.1)%	(10.6)	(115.8)%
Discontinued operations
(Loss)/Income from discontinued operations			—	—	—
Loss for the year	(361.9)	6139.5%	(5.8)	(45.1)%	(10.6)	(115.8)%
Attributable to Owners of the parent	(253.1)	(2880.8)%	9.1	27.7%	7.1	88.8%
Non-controlling interest	(108.8)	629.5%	(14.9)	(15.8)%	(17.7)	621.5%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31,
	2020		2019		2018
	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue	(in millions of U.S.$)	% of Total Revenue
Argentina	350.0	57.6%	934.8	60.0%	822.7	57.7%
Italy	58.3	9.6%	145.6	9.3%	155.5	10.9%
Brazil	51.4	8.5%	116.6	7.5%	123.2	8.6%
Uruguay	58.3	9.6%	117.8	7.6%	116.3	8.2%
Armenia	39.4	6.5%	133.5	8.6%	118.4	8.3%
Ecuador(1)	49.7	8.2%	109.6	7.0%	89.2	6.3%
Unallocated	0.2	0.0%	0.7	0.0%	0.8	0.1%
Total consolidated revenue(1)(2)	607.4	100.0%	1,558.6	100%	1,426.1	100%

(1)	We account for the results of operations of ECOGAL using the equity method.

(2)	We account for the result of operations of AAP using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intrasegment adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Aeronautical revenue	106.7	387.3	377.8
Non-aeronautical Revenue
Commercial revenue	147.5	239.2	268.8
Construction service revenue	95.8	308.3	176.1
Other revenue	—	—	—
Total revenue	350.0	934.8	822.7
Italy
Aeronautical revenue	29.4	94.7	98.6
Non-aeronautical Revenue
Commercial revenue	16.8	39.1	36.8
Construction service revenue	10.4	9.4	15.8
Other revenue	1.8	2.4	4.3
Total revenue	58.3	145.6	155.5
Brazil
Aeronautical revenue	20.9	56.1	60.3
Non-aeronautical Revenue
Commercial revenue	30.5	60.4	62.9
Construction service revenue	—	—	—
Other revenue	—	—	—
Total revenue	51.4	116.6	123.2
Uruguay
Aeronautical revenue	19.6	62.2	62.7
Non-aeronautical Revenue
Commercial revenue	29.4	49.5	52.9
Construction service revenue	9.3	6.1	0.7
Other revenue	0.1	0.1	0.1
Total revenue	58.3	117.8	116.3
Ecuador
Aeronautical revenue	28.1	71.1	66.0
Non-aeronautical revenue
Commercial revenue	13.0	23.7	23.2
Construction service revenue	8.6	14.9	—
Other revenue	—	—	—
Total revenue	49.7	109.6	89.2
Armenia
Aeronautical revenue	15.3	52.6	50.9
Non-aeronautical Revenue
Commercial revenue	22.4	69.3	61.7
Construction service revenue	1.7	11.6	5.8
Other revenue	—	0.0	0.0
Total revenue	39.4	133.5	118.4
Unallocated
Aeronautical revenue	—	—	—
Non-aeronautical Revenue
Commercial revenue	0.2	0.8	0.7
Construction service revenue	—	—	—
Other revenue	0.0	(0.0)	0.2
Total revenue	0.2	0.7	0.8
Total consolidated revenue for all segments	607.4	1,558.6	1,426.1

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intrasegments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31,
	2020		2019		2018
	(in millions of U.S.$)	% of Total Expenses(1)	(in millions of U.S.$)	% of Total Expenses(1)	(in millions of U.S.$)	% of Total Expenses(1)
Argentina	420.9	55.2%	800.1	61.1%	639.0	55.7%
Italy	86.6	11.3%	119.7	9.1%	128.7	11.2%
Brazil	75.5	9.9%	109.2	8.3%	125.6	10.9%
Uruguay	54.1	7.1%	72.6	5.5%	70.5	6.1%
Armenia	49.0	6.4%	95.5	7.3%	81.8	7.1%
Ecuador	52.5	6.9%	86.2	6.6%	69.2	6.0%
Unallocated	24.4	3.2%	26.2	2.0%	32.5	2.8%
Total segment expenses	762.9	100%	1,309.5	100%	1,147.4	100%

(1)	Excludes income tax, financial loss, impairment loss.

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intrasegments adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of U.S.$)	(in millions of U.S.$)	(in millions of U.S.$)
Argentina
Cost of Services	380.0	710.9	562.0
Selling, General and Administrative Expenses	38.2	88.2	75.4
Other operating expenses	2.7	1.1	1.6
Total Expenses	420.9	800.1	639.0
Italy
Cost of Services	72.2	104.6	115.1
Selling, General and Administrative Expenses	14.4	15.0	13.6
Other operating expenses	(0.0)	0.1	—
Total Expenses	86.6	119.7	128.7
Brazil
Cost of Services	60.8	96.2	103.9
Selling, General and Administrative Expenses	11.3	12.6	20.2
Other operating expenses	3.3	0.3	1.4
Total Expenses	75.5	109.2	125.6
Uruguay
Cost of Services	44.4	58.2	56.0
Selling, General and Administrative Expenses	9.5	13.9	14.1
Other operating expenses	0.3	0.4	0.4
Total Expenses	54.1	72.6	70.5
Ecuador
Cost of Services	42.8	72.0	51.4
Selling, General and Administrative Expenses	9.3	14.2	17.8
Other operating expenses	0.4	0.1	0.1
Total Expenses	52.5	86.2	69.2
Armenia
Cost of Services	39.5	82.5	68.5
Selling, General and Administrative Expenses	8.6	12.3	12.7
Other operating expenses	0.9	0.7	0.6
Total Expenses	49.0	95.5	81.8
Unallocated
Cost of Services	13.9	14.1	14.5
Selling, General and Administrative Expenses	10.4	12.1	17.9
Other operating expenses	0.0	—	—
Total Expenses	24.4	26.2	32.5

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenue from Continuing Operations

Our revenue was U.S.$607.4 million for the year ended December 31, 2020, a 61.0% decrease from U.S.$1,558.6 million for the year ended December 31, 2019. This decrease in revenue of U.S.$951.2 million was principally due to lower revenues in all segments, as a consequence of the impact of the COVID-19 pandemic. As a result, revenues decreased U.S.$584.8 million in Argentina, U.S.$87.3 million in Italy, U.S.$65.2 million in Brazil, U.S.$59.5 million in Uruguay, U.S.$59.9 million in Ecuador and U.S.$94.0 million in Armenia.

The sum of the revenues reported for each of our segments equals the total amount of consolidated revenues as per the statement of income.

Argentina

Revenue from our Argentina segment was U.S$350.0 million for the year ended December 31, 2020, a 62.6%, or U.S.$584.8 million decrease as compared to U.S.$934.8 million for the year ended December 31, 2019. This decrease in revenues was mainly the outcome of:

•	a decrease of U.S.$280.6 million, or 72.5%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and a decrease in demand for air travel due to government travel restrictions which was partially offset by the increase in tariffs that we charge under the concessions;

•	a decrease of U.S.$91.7 million, or 38.3%, in commercial revenue due to: (i) the decrease in revenue related to passenger traffic principally in retail stores, duty free, parking, food and beverage, and VIP lounge, among others. (ii) attenuated by a significantly lower decrease in warehouse use fees as a result of decrease in cargo volumes, (iii) decline in revenues from rental of spaces, due to discounts granted to customers, and (iv) a decrease in revenues recorded in local currency, due to the Argentinian Peso’s devaluation against the U.S. dollar; and

•	a decrease of U.S.$212.5 million, or 68.9%, in construction services revenue due to the decrease in capital expenditures primarily for the reduction of non-mandatory capital expenditures in connection with the cost controls and cash preservation measures implemented to mitigate the negative impact of the COVID-19 pandemic and the capital expenditures incurred in 2019 for works for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, remodeling Aeroparque Airport and the re-pavement of the Comodoro Rivadavia Airport, see “—Capital Expenditure by Segment—Argentina,” see “—Capital Expenditure by Segment—Argentina,”.

Italy

Revenue from our Italy segment was U.S.$58.3 million for the year ended December 31, 2020, a 59.9% or U.S.$87.3 million decrease as compared to U.S.$145.6 million for the year ended December 31, 2019. This decrease in revenue was mainly the result of: (i) a decrease of U.S.$65.3 million, or 69.0%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and government restrictions to air travel which was partially offset by the increase in tariffs that we charge under the concessions, and (ii) a decrease of U.S.$22.3 million, or 57.0%, in commercial revenue mainly due to the decrease in revenues related to passenger traffic principally in retail stores, duty free, parking, food and beverage, VIP lounge and car rental.

Brazil

Revenue from our Brazil segment was U.S.$51.4 million for the year ended December 31, 2020 a 55.9% or U.S.$65.2 million decrease as compared to U.S.$116.6 million for the year ended December 31, 2019. This decrease was mainly due to a decrease of (i) U.S.$35.2 million, or 62.8%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and government restrictions to air travel and the depreciation of the Real against the U.S. dollar, which was partially offset by the increase in tariffs that we charge under the concessions, and (ii) a decrease of U.S.$29.9 million, or 49.5%, in commercial revenue mainly due to the decrease in revenues related to passenger traffic including retail stores, food and beverage, VIP lounge and car rental, a decline in revenues from rental of spaces, due to discounts granted to customers and the depreciation of the Real against the U.S. dollar.

Uruguay

Revenue from our Uruguay segment was U.S.$58.3 million for the year ended December 31, 2020, a 50.5% or U.S.$59.5 million decreases compared to U.S.$117.8 million for the year ended December 31, 2019. This decrease was mainly derived from a decrease of (i) U.S.$42.6 million, or 68.5%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and government restrictions to air travel, and (ii) a decrease of U.S.$20.1 million, or 40.7%, in commercial revenue mainly due to the decrease in revenues related to passenger traffic principally in retail stores, parking, food and beverage, VIP lounge and car rental, attenuated by a significantly lower decrease in warehouse use fees as a result of decrease in cargo volumes, partially offset by an increase of U.S.$3.2 million, or 52.2%, in construction services revenue due to the increase in capital expenditures primarily due to the mandatory works in Punta del Este Airport in connection with the extension of concession, see “—Capital Expenditure by Segment—Uruguay,”.

Ecuador

Revenue from our Ecuador segment was U.S.$49.7 million for the year ended December 31, 2020, a 54.6% or U.S.$59.9 million decrease as compared to U.S.$109.6 million for the year ended December 31, 2019. This decrease was mainly due to: decrease of (i) U.S.$42.9 million, or 60.4%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and government restrictions to air travel which was partially offset by the increase in tariffs that we charge under the concession, and (ii) a decrease of U.S.$10.7 million, or 45.1%, in commercial revenue mainly due to the decrease in revenues related to passenger traffic principally in retail stores, duty free, food and beverage, and car rental, and a decline in revenues from rental of spaces, due to discounts granted to customers and (iii) a decrease of U.S.$6.3 million, or 42.2%, in construction services revenue in connection with decrease in capital expenditures primarily for the reduction of non-mandatory capex in connection with the cost controls and cash preservation measure implemented to mitigate the negative impact of the COVID-19 pandemic and the capital expenditures incurred in 2019 for works in runway, passenger’s terminal and a warehouse of TCE logistics center (see “—Capital Expenditure by Segment—Ecuador”) and the reduction of non-mandatory capex in connection with the cost controls and cash preservation measure implemented to mitigate the negative impact of the COVID-19 pandemic.

Armenia

Revenue from our Armenia segment was U.S.$39.4 million for the year ended December 31, 2020, a 70.5% or U.S.$94.0 million decrease as compared to U.S.$133.5 million for the year ended December 31, 2019. This decrease in revenue was mainly derived from: a decrease of (i) U.S.$37.3 million, or 70.9%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and government restrictions to air travel which was partially offset by the appreciation of the Euro against the U.S. dollar, considering that aeronautical revenues are link to euro, and (ii) a decrease of U.S.$46.9 million, or 67.7%, in commercial revenue mainly due to the decrease in the sale of fuel at our Armenian airports, a decrease in revenues related to passenger traffic principally in duty free and Vip lounge, and a decline in revenues from rental of spaces, due to discounts granted to customers and (iii) a decrease of U.S.$9.9 million, or 85.1%, in construction services revenue in connection with decrease in capital expenditures primarily for the reduce of non-mandatory capex in connection with the cost controls and cash preservation measure implemented to mitigate the negative impact of the COVID-19 pandemic and the capital expenditures incurred in 2019 primarily for works in runway renovations, vehicles, and the acquisition of Property, Plant and Equipment (see “—Capital Expenditure by Segment—Armenia”).

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2020 and 2019.

Cost of Services from Continuing Operations

Cost of services decrease 42.6% to U.S.$653.6 million for the year ended December 31, 2020 compared to U.S.$1,138.4 million for the year ended December 31, 2019. This decrease in cost of services of U.S.$484.8 million was derived from the decrease in all segment reflecting the reduction in operations due to the COVID-19 pandemic and in connection with the cost controls and cash preservation measure implemented to mitigate the negative impact of the pandemic. As a consequence of that, Cost of Services decrease U.S.$330.9 million in Argentina, U.S.$32.4 million in Italy, U.S.$35.4 million in Brazil, U.S.$13.8 million in Uruguay, U.S.$29.2 million in Ecuador and U.S.$43.0 million in Armenia.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$380.0 million for the year ended December 31, 2020, a 46.5% or U.S.$330.9 million decrease as compared to U.S.$710.9 million for the year ended December 31, 2019. This decrease in cost of services was primarily due to the decrease of 68.9% or U.S.$212.4 million in construction services derived from the reduction of non-mandatory capital expenditures in connection with the cash preservation measure implemented to mitigate the negative impact of the COVID-19 pandemic This variation was also the result of the decrease in: concession fees derived from a decrease in revenues; decrease in salaries and social security as a consequence of salary reductions and government subsidies; decrease in maintenance expenses due to reduction in maintenance required to support the lower level of operations and negotiations with suppliers. Salaries, social security contributions and maintenance expenses as these services, incurred in local currency, were also affected by the Argentine peso’s devaluation against the U.S. dollar. Other factor that impacted cost of services was a decrease in mobility and the decrease in other expenses related to passenger traffic. Such variation was partially offset by an increase in depreciation and amortization due to increase in Intangibles in 2020 against 2019, offset by a reduction in the depreciation charge of December 2020, due to extension of the concession.

Depreciation and amortization included in cost of services was U.S.$113.6 million for the year ended December 31, 2020, a 27.1% or U.S.$24.2 million increase from U.S.$89.3 million for the year ended December 31, 2019.

Italy

Cost of services from our Italy segment was U.S.$72.2 million for the year ended December 31, 2020, a 31.0% or U.S.$32.4 million decrease as compared to U.S.$104.6 million for the year ended December 31, 2019. This decrease in cost of services was mainly due to: (i) a decrease in concession fees derived from a decrease in revenues, partially offset by the positive outcome in 2019 of a claim against the Ministry of Transport in connection with the Fire Brigade Protection Fund dispute (See “—Regulatory and Concessions Framework— Firefighting Fund Tax”), (ii) a decrease in salaries and social security as a consequence of reduction of workforce and furlough of employees, (iii) a decrease in maintenance expenses mainly in maintenance required on infrastructure and equipment as a result of decrease in passenger traffic, (iv) a decrease in services and fees expenses due to the reduction, mainly, of porterage services security services and institutional communication, and (vi) a decrease in other expenses related to passenger traffic such as VIP Lounge cost.

Depreciation and amortization included in cost of services was U.S.$7.2 million for the year ended December 31, 2020 a 10.2% or U.S.$0.8 million decrease from U.S.$8.0 million for the year ended December 31, 2019.

Brazil

Cost of services from our Brazil segment was U.S.$60.8 million for the year ended December 31, 2020, a 36.8% or U.S.$35.4 million decrease as compared to U.S.$96.2 million for the year ended December 31, 2019. This decrease was primarily due to: (i) a decrease in concession fees derived from the Real’s depreciation against the U.S. dollar, partially offset by the adjustment of the passenger curve and expectations under the Brazilian Concessions Agreements for upcoming years which resulted in an increase of the concession fees we record under such concessions, (ii) a decrease in taxes derived from lower revenues, (iii) a decrease in salaries and social security as a consequence of reduction of the workforce, reduction of working hours, salaries and temporary suspension, to respond to lower traffic, (iv) a decrease in maintenance expenses mainly in connection with cleaning services, green areas maintenance, airport baggage systems, and renegotiation with several service providers due to the reduction in airport activities derived from the COVID-19 pandemic, (v) a decrease in services and fees expenses due to the reduction electricity and water consumption, surveillance services and overall other expenses related to lower activity in the airports. Additionally, this decrease occurred as a result of the Real’s depreciation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$9.0 million for the year ended December 31, 2020, a 22.2% or U.S.$2.6 million decrease from U.S.$11.5 million for the year ended December 31, 2019 due to the adjustment of the passenger curve and expectations under the Brazilian concessions for upcoming years which resulted in an increase of the Depreciation and amortization we record under such concessions.

Uruguay

Cost of services from our Uruguay segment was U.S.$44.4 million for the year ended December 31, 2020, a 23.7% or U.S.$13.8 million decrease as compared to U.S.$58.2 million for the year ended December 31, 2019. This decrease in cost of services was mainly due to: (i) a decrease in concession fees derived from a decrease in passenger traffic, (ii) a decrease in salaries and social security as a consequence of reduction of the workforce and furlough of employees, to respond to lower activity in the airports, (iii) a decrease in maintenance expenses mainly due to renegotiation with several service providers due to the reduction in airport activities as a consequence of the COVID-19 pandemic, and (iv) a decrease in other expenses related to passenger traffic such as security system fees. Additionally, the cost of services, incurred in local currency, were impacted by the Uruguayan Peso’s devaluation against the U.S. dollar. This variation was partially offset by an increase of 51.9% or U.S.$3.2 million in construction services incurred at the Punta del Este Airport, primarily for the works related to the extension of the concession (see “—Capital Expenditure by Segment—Uruguay”).

Depreciation and amortization included in cost of services was U.S.$11.6 million for the year ended December 31, 2020, a 5.2% or U.S.$0.6 million decrease from U.S.$12.2 million for the year ended December 31, 2019.

Ecuador

Cost of services from our Ecuador segment was U.S.$42.8 million for the year ended December 31, 2020, a 40.6% or U.S.$29.2 million decrease as compared to U.S.$72.0 million for the year ended December 31, 2019. This decrease in cost of services was mainly a consequence of the decrease in concession fees derived from a decrease in passenger traffic. Additionally, this reflects a decrease of 42.2% or U.S.$6.3 million in construction services due to higher works in 2019 as compared with 2020 (see “—Capital Expenditure by Segment—Ecuador”).

Depreciation and amortization included in cost of services was U.S.$4.0 million for the year ended December 31, 2020, a 4.9% or U.S.$0.2 million increase from U.S.$3.8 million for the year ended December 31, 2019.

Armenia

Cost of services from our Armenia segment was U.S.$39.5 million for the year ended December 31, 2020, a 52.1% or U.S.$43.0 million decrease as compared to U.S.$82.5 million for the year ended December 31, 2019. This decrease in cost of services was mainly due to the decrease of 85.1%, or U.S.$9.6 million, in construction services primarily as a result of works incurred in 2019 for runway renovations, acquisition vehicles, and the acquisition of Property, Plant and Equipment (see “—Capital Expenditure by Segment—Armenia”) and a decrease in fuel cost due to lower activity in the airports.

Depreciation and amortization included in cost of services was U.S.$14.8 million for the year ended December 31, 2020, a 8.7% or U.S.$1.2 million increase from U.S.$13.6 million for the year ended December 31, 2019.

Unallocated

Cost of services from our unallocated segment mainly contain the depreciation and amortization which have decreased 1.0% or U.S.$0.1 million from U.S.$14.1 million for the year ended December 31, 2019 to U.S.$13.9 million for the year ended December 31, 2020.

Gross Profit from Continuing Operations

Based on the above mentioned, our gross profit decreased by 111.0% or U.S.$466.4 million to a loss of U.S.$46.2 million for the year ended December 31, 2020, compared to U.S.$420.2 million for the year ended December 31, 2019.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses decreased by 39.5% to U.S.$101.8 million for the year ended December 31, 2020 compared to U.S.$168.3 million for the year ended December 31, 2019. This decrease of U.S.$66.5 million was primarily the result of a decrease in all segment reflecting the reduction in operations derived from the impact of the COVID-19 pandemic and the cost controls and cash preservation measures implemented to mitigate the negative impact of the pandemic. As a consequence, Selling, general and administrative expenses decreased U.S.$50.0 million in Argentina, U.S.$0.6 million in Italy, U.S.$1.3 million in Brazil, U.S.$4.4 million in Uruguay, U.S.$4.8 million in Ecuador and U.S.$3.7 million in Armenia.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$38.2 million for the year ended December 31, 2020, a 56.7% or U.S.$50.0 million decrease as compared to U.S.$88.2 million for the year ended December 31, 2019. This decrease in selling, general and administrative expenses was primarily due to a decrease in bad debts for the year 2020 as compared to the bad debt recorded in 2019 which accounted for all the debt owed by Aerolineas Argentinas , which had an overall impact of U.S.$22.6 million in our selling, general and administrative expenses and a decrease in taxes derived from a decrease in revenue. That variation in selling, general and administrative expenses was also impacted by a decrease in, among other expenses recorded in local currency, paid salaries and social contributions as explained in cost of services, as a result of the Argentinian Peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.6 million for the year ended December 31, 2020, a 17.5% or approximately U.S.$0.3 million decrease from U.S.$1.9 million for the year ended December 31, 2019.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$14.4 million for the year ended December 31, 2020, a 3.8% or U.S.$0.6 million decrease as compared to U.S.$15.0 million for the year ended December 31, 2019. This decrease was mainly caused by non-significant variation in salaries and social security, maintenance expenses and services and fees expenses.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$4.7 million for the year ended December 31, 2020, a 4.1% or U.S.$0.2 million increase from U.S.$4.5 million for the year ended December 31, 2019.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$11.3 million for the year ended December 31, 2020, a 10.0% or U.S.$1.3 million decrease as compared to U.S.$12.6 million for the year ended December 31, 2019. This decrease resulted from a decrease in salaries and social security as a consequence of reduction of the workforce, reduction of working hours, salaries and temporary suspension, as a result of lower traffic Additionally, this decrease was the result of the Real’s depreciation against the U.S. dollar. This variation was partially offset by an increase in bad debts, mainly due to increase in allowance for bad debts accounts due to the COVID-19 pandemic.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.1 million for the year ended December 31, 2020, a 59.8% or U.S.$0.2 million decrease from U.S.$0.3 million for the year ended December 31, 2019.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$9.5 million for the year ended December 31, 2020, a 32.0% or U.S.$4.4 million decrease as compared to U.S.$13.9 million for the year ended December 31, 2019. This decrease was mainly due to a decrease in mobility and the decrease in other expenses related to passenger traffic such as fees to airlines for collecting passenger fees and VIP lounge cost. Additionally, this decrease was the result of a security services and salaries and social security decrease. Expenses incurred in local currency were impacted by the Uruguayan Peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.0 million for the year ended December 31, 2020, a 9.4% or U.S.$0.1 million increase from U.S.$1.0 million for the year ended December 31, 2019.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$9.3 million for the year ended December 31, 2020, a 34.1% or U.S.$4.8 million decrease as compared to U.S.$14.2 million for the year ended December 31, 2019. This decrease was mainly due to: (i) a decrease in salaries and social security as a consequence of non-payment of legal bonus to employees as a result of negative net result in the year and reduction of the workforce, and (ii) a decrease in services and fees due to decrease in management fee in connection with the decline in revenues and a reduction electricity and water consumption. This variation was partially offset by an increase in bad debts, mainly due to increase bad debts recorded of debt of the national carrier and national oil company.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.0 million for the year ended December 31, 2020, a 29.7% or U.S.$0.2 million increase from U.S.$0.8 million for the year ended December 31, 2019.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$8.6 million for the year ended December 31, 2020, a 29.9% or U.S.$3.7 million decrease as compared to U.S.$12.3 million for the year ended December 31, 2019. This decrease was mainly due to a decrease in management fee related to the decrease in revenues.

Our depreciation and amortization included in selling, general and administrative expenses for our Armenia segment during the year ended December 31, 2020 suffered non-significant variations as compared to the year ended December 31, 2019.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$10.4 million for the year ended December 31, 2020, a 14.0% or U.S.$1.7 million decrease from U.S.$12.1 million for the year ended December 31, 2019. This decrease was mainly due to decrease in mobility and services and fees.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.9 million for the year ended December 31, 2020, a 33.5% or U.S.$0.5 million decrease from U.S.$1.4 million for the year ended December 31, 2019, mainly due to the fact that CAISA’s shareholder, Abafor S.A., made payments for certain intangibles under the Punta del Este Airport Concession Agreement that were subject to amortization until March 2019 which was set to be the finalization date of the Punta del Este Concession Agreement before the extension signed on June 28, 2019. As of March 2019, CAISA Shareholder’s, the intangibles were fully amortized.

Impairment Loss from Continuing Operations

In the year ended December 31, 2020, we recorded an impairment loss of U.S.$62.3 million in Brazil due to the write down of the Natal Concession Agreement intangible asset and in CAAP due to the write down of the goodwill related to CAAP’s Brazilian subsidiaries (see Note 12 to our Audited Consolidated Financial Statements). In the year ended December 31, 2019, we recorded an impairment loss of U.S.$42.8 million in Brazil mainly due to the write down of the Natal Concession Agreement Intangible Asset – See also Note 12 to our Audited Consolidated Financial Statements.

Other Operating Income from Continuing Operations

Our other operating income increased by 213.5% or U.S.$36.8 million to U.S.$54.1 million for the year ended December 31, 2020 compared to U.S.$17.3 million for the year ended December 31, 2019. This increase was mainly due to the U.S.$33.2 million in re-equilibrium requested under the Brazilian Concession Agreements in connection with the COVID-19 pandemic effects (see Note 8 to our Audited Consolidated Financial Statements). Additionally, our Italian subsidiary, TA, received a grant of U.S.$12.0 million to compensate damages caused by the COVID-19 pandemic. This variation was partially offset by a decrease in the grants in Argentina subsidiary AA2000 for the development of airport infrastructure derived from the decrease in revenues.

Other Operating Expenses from Continuing Operations

Other operating expenses increased by 174.3% or U.S.$4.8 million to U.S.$7.5 million for the year ended December 31, 2020 compared to U.S.$2.7 million for the year ended December 31, 2019. This increase was mainly due to a write-off on property, plant and equipment on our Brazilian subsidiary, ICASGA, in connection with certain runway maintenance expenses that should have been initially assumed the by the concessionaire.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income decreased by 173.2% or U.S.$387.3 to a loss of U.S.$163.7 million for the year ended December 31, 2020, compared to a gain of U.S.$223.6 million for the year ended December 31, 2019.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies decreased by 15.1% to U.S.$6.2 million for the year ended December 31, 2020 compared to U.S.$5.4 million for the year ended December 31, 2019.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA, which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial and Certain Other Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

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

	For the Year Ended December 31,
	2020				2019
	(in millions of U.S.$)	% of Total Adjusted EBITDA	Change against prior year (in millions of U.S.$)	% Change Against prior year	(in millions of U.S.$)	% of Total Adjusted EBITDA
Argentina	50.7	373.3%	(190.6)	(79.0)%	241.4	63.4%
Italy	(4.3)	(31.5)%	(42.8)	(111.1)%	38.5	10.1%
Brazil	(6.5)	(48.1)%	15.8	(70.7)%	(22.3)	(5.8)%
Uruguay	16.3	120.3%	(40.1)	(71.0)%	56.4	14.8%
Armenia	5.5	40.2%	(46.3)	(89.5)%	51.8	13.6%
Ecuador	1.3	9.9%	(24.0)	(94.7)%	25.3	6.6%
Unallocated	(42.9)	(315.8)%	(37.6)	709.9%	(5.3)	(1.4)%
Peru	(6.6)	(48.2)%	(1.5)	28.5%	(5.1)	(1.3)%
Total segment EBITDA	13.6	100%	(367.1)	(96.4)%	380.7	100%

	For the Year Ended December 31,
	2020				2019
	(in millions of U.S.$)	% of Total Adjusted EBITDA excluding Construction Services	Change against prior year (in millions of U.S.$)	% Change Against prior year	(in millions of U.S.$)	% of Total Adjusted EBITDA excluding Construction Services
Argentina	50.6	413.2%	(190.5)	(79.0)%	241.1	63.7%
Italy	(5.5)	(44.5)%	(42.3)	(114.8)%	36.8	9.7%
Brazil	(6.5)	(53.3)%	15.7	(70.7)%	(22.3)	(5.9)%
Uruguay	16.3	113.4%	(40.0)	(71.0)%	56.4	14.9%
Armenia	5.4	44.2%	(46.1)	(89.5)%	51.5	13.6%
Ecuador	1.3	11.0%	(24.0)	(94.7)%	25.3	6.7%
Unallocated	(42.9)	(350.3)%	(37.6)	710.6%	(5.3)	(1.4)%
Peru	(6.6)	(53.5)%	(1.5)	28.9%	(5.1)	(1.3)%
Total segment EBITDA excluding Construction Services	12.3	100%	(366.2)	(96.8)%	378.5	100%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax decreased by 177.8% or U.S.$388.1 million to a loss of U.S.$169.9 million for the year ended December 31, 2020, compared to U.S.$218.3 million for the year ended December 31, 2019.

Financial Income from Continuing Operations

Our financial income decreased by 31.2% to U.S.$35.7 million for the year ended December 31, 2020, compared to financial income of U.S.$51.9 million for the year ended December 31, 2019. This decrease of U.S.$16.2 million in financial income was primarily due to a decrease of U.S.$13.7 million in interest income mainly derived from the decrease in financial investment in our subsidiaries in Argentina.

Financial Loss from Continuing Operations

Our financial loss decreased by 7.7% to U.S.$215.5 million for the year ended December 31, 2020, compared to financial loss of U.S.$233.5 million for the year ended December 31, 2019. This decrease of U.S.$18.0 million in financial loss was primarily due to a decrease of U.S.$18.8 million in changes in liabilities of our subsidiaries in Brazil as a result of the Real’s depreciation against the U.S. dollar, partially offset by increase in Brazilian index used to adjust the concession fee payable under the Brazilian Concession Agreements. This decrease in our financial loss was also due to a decrease of U.S.$10.3 million in foreign exchange expenses, mostly incurred by AA2000 due to lower Argentine peso’s devaluation against the U.S. dollar during 2020 as compared with 2019, partially offset by an increase in foreign exchange expenses incurred by our Armenia subsidiary impacted by Armenian dram’s devaluation against the U.S. dollar. Overall, the decrease in our financial loss was partially offset by an increase in interest expense of U.S.$6.3 million, mainly due to an increase in our Argentina subsidiaries affected by the refinancing of the debt, partially offset by a decrease in our Brazilian subsidiaries due to the decrease in the Brazilian long term interest rate. Additionally, the decrease in our financial loss was partially offset by an increase of U.S.$4.8 million in other financial expenses mainly due to fees related to refinancing of the debt in our Argentina subsidiaries.

Inflation adjustment

Our inflation adjustment was a loss of U.S.$26.5 million for the year ended December 31, 2020, a 4.5% or U.S.$1.1 million decrease compared to inflation adjustment loss of U.S.$25.4 for the year ended December 31, 2019 due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our loss before income tax decrease by 3440.8% or U.S.$387.4 million to U.S.$376.2 million for the year ended December 31, 2020, compared to the income of U.S.$11.3 million for the year ended December 31, 2019.

Income Tax Expense from Continuing Operations

Income taxes were U.S.$14.3 million for the year ended December 31, 2020, a 183.6% variation from the income tax expenses of U.S.$17.1 million recorded for the year ended December 31, 2019. This U.S.$31.4 million decrease in income tax expense was primarily due to decrease in current income tax expenses as a consequence of the lower results due to the impact of the COVID-19 pandemic. This variation was partially offset by an increase in deferred income tax expense derived from a write-off of deferred tax assets made in 2020 in our Brazilian subsidiary, ICAB, as a consequence of a decrease in projections due to the COVID-19 pandemic, which ultimate generated non recoverable fiscal credit. This decrease was offset by an increase in deferred income tax in our subsidiary in Argentina due to fiscal losses.

Loss from Continuing Operations

As a result of the foregoing factors, our loss from continuing operations increased by 6,139.5% to U.S.$361.9 million for the year ended December 31, 2020, which reflects a difference in loss of U.S.$356.1 million compared to the loss from continuing operations of U.S.$5.8 million for the year ended December 31, 2019.

Net Loss

Taking into account our loss from continuing operations, our net loss increase by 6,139.5% to U.S.$361.9 million for the year ended December 31, 2020, which reflects a difference in loss of U.S.$356.1 million compared to the loss of U.S.$5.8 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

A comparison of the years ended December 31, 2019 and 2018 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 4, 2020.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan. See “the AA2000 Concession Agreement – Investment Plan.”

In the year ended December 31, 2020, we spent U.S.$95.8 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the new control tower at Ezeiza Airport, remodeling Aeroparque Airport which mainly include the readjustment of International Arrivals, outside improvements such as sidewalks, landscaping, coastal filling and underground parking, new beacon substations and control systems. In the year ended December 31, 2019, we spent U.S.$308.3 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, remodeling Aeroparque Airport, the re-pavement of the Comodoro Rivadavia Airport and various other capital investment programs across other airports under the AA2000 Concession Agreement. In the year ended December 31, 2018, we spent U.S.$176.5 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, construction of a new terminal building and re-pavement of the runway at the Comodoro Rivadavia Airport, expansion projects at the Iguazu and Jujuy Airports, and various other capital investment programs across other airports under the AA2000 Concession Agreement.

During the next five years, AA2000 expects to incur additional capital expenditures as set forth under the Technical Conditions for Extension of the AA2000 Concession Agreement executed in December 2020. See “–The AA2000 Concession Agreement – Technical Conditions of Extension.”

Italy

Under the terms of our Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. See “– The Pisa Concession Agreement – Investment Plan” and “– The Florence Concession Agreement – Investment Plan.

In the year ended December 31, 2020, TA spent U.S.$10.6 million on intangible assets and U.S.$3.3 million in property, plant and equipment (“PPE”), respectively. Intangible works focused primarily on the new baggage handling system both in Pisa and Florence Airports, terminal developments in the Pisa Airport and rainwater management system in airside area in the Florence Airport. PPE investments focused primarily on x-ray machines related to the new BHS, new operating machines, vehicles and electronic devices. In the year ended December 31, 2019, TA spent U.S.$10.1 million on intangible assets and U.S.$7.8 million in PPE, respectively. Intangible works focused primarily on terminal investments at the Pisa and Florence Airports and the new master plan of the Florence Airport (particularly, with respect to feasibility studies and engineering of flight infrastructure). PPE investments focused primarily on operating machines and vehicles, electronic devices and the improvement of the new rental car area. In the year ended December 31, 2018, TA spent U.S.$17.1 million on intangible assets and U.S.$4.2 million in property, plant and equipment, respectively. Intangible works focused primarily on terminal investments at the Pisa and Florence Airports and the new master plan of the Florence Airport (in particular, with respect with feasibility studies and engineering of flight infrastructure). PPE investments focused primarily on machines and vehicles.

In partnership with the Italian Government, we have developed an investment plan for Florence Airport to invest approximately U.S.$350 million in capital expenditures for intangible assets. Currently, this airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Plans are underway to build a new terminal and runway. During the next five years, we expect that our subsidiary TA will incur these capital expenditures, subject to final approval of the Florence Master Plan. We expect that approximately 50% of the amounts to be invested in connection with the new terminal and the runway to be assumed by the local government.

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. See “– The Brasilia Concession Agreement – Master Development Program”.

In the year ended December 31, 2020, we spent U.S.$2.9 million on capital expenditures at the Brasilia Airport, primarily for pick-up square at the amount of U.S.$1.3 million, U.S.$ 0.5 million for Bank of Brasília VIP Lounge and remote boarding at the amount of U.S.$ 0.3 million . In the year ended December 31, 2019, we spent U.S.$4.5 million on capital expenditures at the Brasilia Airport, primarily for the construction of the passenger pick-up area and the international boarding area as well as for a new VIP Lounge branch of the Brasilia Bank, the substation relocation, software update and other minor investments. In the year ended December 31, 2018, we spent U.S.$6.9 million on capital expenditures at the Brasilia Airport, primarily for the construction of the runway and safety area (RESAs) and the expansion of the international boarding area.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$14.5 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we are moving forward with the adjusted, lower-capital intensive model, that we believe will encompass a mix of commercial offerings funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

In the year ended December 31, 2020, we spent U.S.$0.3 million on capital expenditures at the Natal Airport, primarily due to software user license. In the year ended December 31, 2019, we spent U.S.$0.8 million on capital expenditures at the Natal Airport, primarily due to infiltration ditches, software, x-ray security equipment and redevelopment of the fire system. In the year ended December 31, 2018, we spent U.S.$1.4 million on capital expenditures at the Natal Airport, primarily for replacement of windows along the airport terminal.

In November 2020, we executed an amendment to return the Natal Concession Agreement, and therefore we do not anticipate that ICASGA will incur any material capital expenditures.

Uruguay

Under the terms of the Carrasco Concession Agreement, the relevant concessionaire is required to present a revised master development program for approval by the Ministry of National Defense every five years. See “– The Carrasco Airport Concession - Master Plan.”

In the year ended December 31, 2020, we spent U.S.$1.1 million on capital expenditures at the Carrasco Airport, primarily for vehicles, replacement of screens and the security system equipment. In the year ended December 31, 2019, we spent U.S.$4.1 million on capital expenditures at the Carrasco Airport, primarily for the security system including replacement of perimeter screens and lights. In the year ended December 31, 2018, we spent U.S.$1.4 million on capital expenditures at the Carrasco Airport, primarily for purchases and replacement of screens, check-in equipment and new security system.

In the year ended December 31, 2020, we spent U.S.$9.7 million on capital expenditures at the Punta del Este Airport, primarily for the works performed in the runaways, construction of perimeter fence, the lightning of commercial and general aviation platforms. In the year ended December 31, 2019, we spent U.S.$2.9 million on capital expenditures at the Punta del Este Airport, primarily for the construction of the new general aviation terminal, the x-ray equipment, the construction of perimeter fence and terminal conditioning. Additionally, CAISA recognized an intangible asset of U.S.$4.4 million related to the concession fee it must pay in accordance with the concession agreement. In the year ended December 31, 2018, we spent U.S.$0.4 million on capital expenditures at the Punta del Este Airport, primarily for remodeling on runways, monitors and control of beacon lights.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$8.2 million in the Carrasco Airport, as required by contract. We do not expect to incur in optional expenditures. Likewise, during the next five years and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$18.4 million in the Punta del Este Airport, all required by contract. We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program. See “– The Guayaquil Airport Concession – Master Plan” and “– The Galapagos Airport Concession – Master Plan.”

In the year ended December 31, 2020, we spent U.S.$10.5 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. In the year ended December 31, 2019, we spent U.S.$18.2 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. Such expenditures included U.S.$14.9 million primarily due to expenses related with the runway, passenger’s terminal and the warehouse of TCE logistics center, a purchase of a rescue car for an amount of U.S.$1.2 million and safety equipment and firefighters for an amount of U.S.$1.9 million. In the year ended December 31, 2018, we spent U.S.$2.1 million on capital expenditures at the Guayaquil Airport, primarily for purchase of body scan and other security equipment.

In the year ended December 31, 2020, we spent U.S.$89 thousands on capital expenditures at the Galapagos Airport, primarily for upgrading works of Airport Lutrom System. In the year ended December 31, 2019, we spent U.S.$0.6 million on capital expenditures at the Galapagos Airport, primarily for the maintenance of the runway sides and the renewal of all the security system cameras. In the year ended December 31, 2018, we spent U.S.$2.2 million on capital expenditures at the Galapagos Airport, primarily for the resurfacing of the central runway.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$10.3 million in the Guayaquil Airport, required by contract. Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$10 million in the Galapagos Airport, of which U.S.$10 million are expenditures required by contract.

ECOGAL is currently in negotiations with the Direccion General de Aviacion Civil to enter into an amendment of the Galapagos Airport Concession Agreement to reassess and differ the capital investment required.

Armenia

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. See “– The Armenian Airport Concession - Master Plan.”

In the year ended December 31, 2020, we spent U.S.$1.2 million at the Zvartnots Airport and U.S.$1.5 million at the Shirak Airport on capital expenditures, primarily for fundamental renovation works in Shirak Airport and the acquisition of Property, Plant and Equipment, mainly on a fuel truck and forklift. In the year ended December 31, 2019, we spent U.S.$12.9 million at the Zvartnots Airport and U.S.$0.4 million at the Shirak Airport on capital expenditures, primarily for runway renovations, vehicles, and the acquisition of Property, Plant and Equipment, mainly on a snow cleaning machine and an x-ray machine. In the year ended December 31, 2018, we spent U.S.$6.6 million at the Zvartnots Airport and U.S.$1.4 million at the Shirak Airport on capital expenditures, primarily for construction of new infrastructure, acquisition of machinery, vehicles, computer appliances, tools and office equipment.

During the next five years, AIA expects to incur U.S.$17.7 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

Peru

Under the terms of the AAP Concession Agreement, AAP is required to present a master development program, an equipment plan, and an airside rehabilitation and improvement program for approval by the authorities. See “– The AAP Concession Agreement - Master Plan.”

In the year ended December 31, 2020 we spent U.S.$0.1 million in capital expenditures primarily on airport equipment. In the year ended December 31, 2019 we spent U.S.$2.6 million in capital expenditures primarily on works performed on the Ayacucho Airport’s runways. In the years ended December 31, 2018 we spent U.S.$8.2 million on capital expenditures primarily on works performed at the Ayacucho Airport’s runways.

During the next five years, AAP expects to incur additional capital expenditures in the amount of U.S.$319.6 million in the AAP Airports, of which U.S.$136.4 million are expenditures required by contract, mainly composed of U.S.$33 million required for the works to be performed at the Arequipa and Tacna runways, and an additional U.S.$103.4 million as required by contract once the development plans are approved. The amounts to be invested each year will be jointly determined by AAP and the local authority on an annual basis and will be based on the number of passengers.

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

COVID-19 Virus Impact

The Company continues to assess the evolution of the COVID-19 pandemic outbreak in order to identify the unforeseen potential effects that could alter its business and performance. Depending on the duration of the COVID-19 pandemic and continued negative impact on economic activity, the Company may experience further negative results and liquidity constraints. See “Risk Factors—Risks Related to Our Business and Industry— The COVID-19 virus (nCoV). The Company developed a four-pronged strategy and continue implementing a number of actions aiming to mitigate the negative impact of the COVID-19 pandemic, as follows:

•	Employees and Passengers: We have further enhanced safety and hygiene protocols across our airports to protect the well-being of passengers and operating personnel. As travel bans are lifted and commercial flights resume across all countries, CAAP developed and established customized protocols to ensure the maximum health standards across the Company’s airport network. These protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through our airports. The Ezeiza, Brasilia, Guayaquil, Carrasco, Arequipa and Galapagos Airports obtained the “Airport Health Accreditation”. In addition, Pisa and Florence Airports were the first in Italy to receive independent certification of health protocols in July 2020.

•	Cost Controls and Cash Preservation Measures: CAAP has introduced reductions in operating costs by:

o	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies and personnel layoffs due to downsizing of operations. Reducing personnel expenses in Brazil, Uruguay, Italy and Armenia, including lay-offs, salary reductions, placing operating employees on furlough and/or reduction of working hours. In Argentina, the Company received government assistance to cover a portion of salaries from April to December 2020.

o	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations. While CAAP expects to continue to benefit from these reductions in the coming quarters, increases in payroll and maintenance, and other operating costs are expected as traffic continues to recover.

o	Proactively managing working capital by negotiating with its suppliers the extension of payment terms and reducing its capital expenditure program beginning April 2020.

•	Negotiations with Regulatory Bodies and Government Support: The Company has started discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment.

o	In Argentina, on December 17, 2020 AA2000 reached an agreement with the ORSNA in connection with past due concession fees payments and development trusts suspended during 2020, for approximately U.S.$38.0 million. These will now be paid in installments between October 2021 and September 2022.

o	In February, 2021, Aerolineas Argentinas and AA2000 agreed on debt acknowledgment proposal for the amounts due as of March 31, 2020 (AR$120.6 million and U.S.$36.5 million). Such proposal includes a 72 monthly, equal and consecutive installments plan, payable as from January 5, 2023.

o	In Brazil, in March 2020, the regulator approved the deferral to December 2020 of the variable and fixed concession fee payments that were due May and July of such year, respectively. Also, in November 2020, CAAP obtained the refinancing of 50% of this 2020 annual concession fee payment due on December 2020, which was deferred to be paid on the six final years of the Brazilian Concession Agreements.

o	In Italy, the Company obtained regulatory approval to defer until January 2021 the semi-annual concession fee payment originally due on July 2020 and a government grant for a total of €10 million.

•	Concession Agreements Compensations: Under the concession agreements framework, the amounts and mechanisms for compensation are being negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof.

o	In Argentina, CAAP recently completed a 10-year extension of the AA2000 Concession Agreement, and obtained a tariff increase from U.S.$6.0 to U.S.$57.0 dollars on the international passenger fee, starting on March 15, 2021.

o	In Italy, during 2Q20, the regulator granted a 2-year extension to all airport concessions in the country.

o	In Brazil, the Company obtained economic compensation in connection with the COVID-19 pandemic impact during 2020, of U.S.$36.6 million, and is moving forward to request a long-term compensation on the Brazilian Concession Agreements.

o	In Uruguay, CAAP is moving forward in conversations with the authorities to review the Uruguayan Concession Agreements, to compensate for the impact of the COVID-19 pandemic.

o	Finally, in Ecuador, we are currently under negotiations to obtain compensation under the Guayaquil Concession Agreement.

•	Financial Position and Liquidity: The Company is taking the following measures:

o	Cancelled all non-mandatory capital investments and deferred non-priority projects.

o	Implemented a set of cost control measures to reduce operating expenses and negotiate payment terms with our suppliers to limit additional cash outflows.

o	Suspended dividend payments originally to be disbursed in 2020 under the Italian and Ecuadorian concessions.

o	Obtained a deferral of principal and interest payments of debt and obtaining additional funding. See” Indebtedness.”

Based on the actions explained above and assumptions regarding the impact of the COVID-19 pandemic, we believe that our current financial resources coupled with cash generation from operations, are sufficient to fund our liquidity requirements for the next 12 months, subject to a number of factors including but not limited, to the evolution of the pandemic in the world, and more specifically its impact in our business in the countries we operate.

Restrictions on Distribution of Dividends by Certain Subsidiaries

Statutory Restrictions

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2020, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$43.6 million, of which U.S.$13.9 million had been reserved as of such date. As of December 31, 2020, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$7.4 million, of which U.S.$6.3 million had been reserved as of such date. As of December 31, 2020, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$11.1 million, of which U.S.$11.1 million had been reserved as of such date.

Argentine Law No. 27,430, published on December 30, 2017 in the Argentine Government’s official gazette, decreased the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The law also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. Law No. 27,541, published on December 23, 2019, suspended the reduction of the corporate income tax rate from 30% to 25% for one additional fiscal period. Therefore, the reduced 25% rate was intended to be applicable for fiscal periods beginning as of January 2021. The 7% withholding rate will continue to be applicable for the same time period. The Argentine Congress is currently considering to further extend the suspension of the corporate tax and dividend withholding tax amendments until January 2022. The new withholding rates would apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Therefore, in general, distributions to our Luxembourg parent companies from our Argentine subsidiaries will be subject to Argentine withholding tax.

With the combination of the corporate rate and dividend withholding rate on after-tax profit, for fiscal years starting in 2018 through 2021, the combined tax rate would be 34.9%; for fiscal years starting in 2022 and onwards, the combined tax rate would be 34.75%.

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

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2020, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2020, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

In accordance with Peruvian law, our Peruvian associate must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 20% of its issued share capital. As of December 31, 2020, required legal reserves at our Peruvian associate amounted to an aggregate of approximately U.S.$9.1 million. We have not set aside a legal reserve as of such date due to the lack of net profits in the applicable fiscal years.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Contractual Restrictions

The ability of our operating subsidiaries to pay dividends is also subject to contractual debt covenant restrictions (see “Indebtedness”)

Argentina Foreign Exchange Regulations

On September 1, 2019, the Argentine Government issued the Executive Decree No. 609/2019 (“Decree 609”) which, inter alia, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed as from 2015. Decree 609 was further regulated by Communication “A” 6770 of the Argentine Central Bank, also issued on September 1, 2019. Since then, numerous regulations were issued by the Argentine Central Bank regulating Decree 609. On December 5, 2019, the Argentine Central Bank issued Communication “A” 6844 that amended and restated all prior regulations into a single, comprehensive set of rules (the “Argentine Foreign Exchange Regulations”).

Transfer of Funds Abroad for Payment of Dividends

According to the Argentine Foreign Exchange Regulations, the following requirements need to be met in order to have access to the Argentine Foreign Exchange Market for the payment of dividends:

•	The dividends distribution shall arise from audited and approved financial statements;

•	The total amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting;

•	The total amount of the transfers effected for this purpose through the Argentine Foreign Exchange Market as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the Argentine Foreign Exchange Market as of the referred date;

•	The acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item (c) above;

•	The company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and

•	The company must have disclosed the aforementioned capital contributions in the last filing due under the Reporting Regime of External Assets and Liabilities.

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

Cash Flows

Years ended December 31, 2020 and 2019

Operating Activities

The net cash provided by operating activities was U.S.$0.8 million for the year ended December 31, 2020, a 104.3% or U.S.$20.6 million increase in net cash from operating activities as compared to U.S.$19.7 million in net cash used in operating activities for the year ended December 31, 2019, as a result of cash preservation measures, including cost control implemented to mitigate the impact of the COVID-19 pandemic. This increase was principally the result of: (i) the decrease of U.S.$225.3 million in capital expenditures mainly related to an decrease in infrastructure investments made in Argentina and most of other segments derived from the reduction of non-mandatory capital expenditures in connection with the cash preservation measures implemented to mitigate the negative impact of the COVID-19 pandemic, (ii) the increase of U.S.$187.5 million in changes in working capital mainly related to our subsidiaries in Argentina, and our subsidiaries in Brazil derived from the fact that, in 2020 the concession fee was compensated with the financial re-equilibrium due to the COVID-19 pandemic, and offset by (iii) the decrease of U.S.$392.3 million in cash provided by operating activities as a consequence of the impact of the COVID-19 pandemic.

Investing Activities

The net cash provided by investing activities was U.S.$1.6 million for the year ended December 31, 2020, a 113.4% or U.S.$13.8 million increase as compared to U.S.$12.1 million in net cash used in investing activities for the year ended December 31, 2019. The increase in the net cash provided by investing activities was primarily due to the decrease of U.S.$8.2 million in PPE investments derived from the cash preservation measure implemented to mitigate the negative impact of the COVID-19 pandemic.

Financing Activities

The net cash provided by financing activities was U.S.$90.5 million for the year ended December 31, 2020, a 268.4% or U.S.$66.0 million increase as compared to U.S.$24.6 million in net cash provided by financing activities for the year ended December 31, 2019 as a result of cash preservation measures implemented to mitigate the impact of the COVID-19 pandemic, including renegotiations with debt holders and banks This increase in net cash flows from financing activities was primarily the result of (i) a decrease of U.S.$19.0 million in loan payments, primarily a decrease of U.S.$8.7 million in local bond payment in Uruguay due to a deferral of principal and interest payment, and a decrease of U.S.$6.5 million derived from the payment made in our subsidiary in Armenia due to a deferral of principal and interest payment and a decrease of U.S.$8.8 million derived from the payment made in our subsidiary in Italy, (ii) a decrease of U.S.$37.7 million in interest payments, primarily a decrease of U.S.$16.8 million derived from the payment made in our subsidiary in Brazil, ICAB; a decrease of U.S.$12.0 million in interest payment made by ACI Airport Sudamérica and a decrease of U.S.$8.0 million derived from the payment made in our subsidiary in Argentina, AA2000; both as a result of an exchange of the Notes, (iii) an increase of U.S.$27.3 million in loan obtained, primarily due to the increase in loan obtained of U.S.$103.7 million in our subsidiary in Italy which were offset by the decrease of U.S.$68.9 million in our subsidiary in Argentina, AA2000, (iv) a decrease of U.S.$22.5 million in dividends distribution, primarily due to the temporarily suspended dividends payments to third parties under the concessions in Italy and Ecuador as a measure of cash preservation due to the impact of the COVID-19 pandemic. These variations in net cash flow from financing activities were offset by: (i) an increase of U.S.$15.7 million in debt renegotiation expenses and premium, and (ii) a decrease of U.S.$27.5 million in proceeds from cash contributions mainly made by Infraero.

Years ended December 31, 2019 and 2018

A cash flow comparison of the years ended December 31, 2019 and 2018 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2019, filed with the SEC on April 4, 2020.

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

Argentina

Argentine Notes – Argentine Notes Series 2017

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

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 Board of Directors dated February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to U.S.$500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes.

Exchange Offer to Argentine Notes

On May 19, 2020, AA2000 completed an exchange offer pursuant to which 86.73% of the total original principal amount of the Argentine Notes were exchanged for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the "Argentine Additional Notes"). As of December 31, 2020, the Argentine Additional Notes outstanding amount was U.S.$397.4 million.

The terms of the Argentine Additional Notes are substantially identical to the terms of the Argentine Notes, except that (i) the quarterly interest payment originally scheduled to be paid in cash on the Argentine Notes on May 1, 2020 was paid in cash in the form of an interest premium payment equal to U.S.$10 for each U.S.$1,000 outstanding principal amount of the Argentine Notes, and/or in kind (as the case may be) by increasing the principal amount of any Argentine Additional Notes issued on the settlement date (May 20, 2020), (ii) quarterly interest payments originally scheduled to be paid in cash on the Argentine Notes on August 1, 2020, November 1, 2020 and February 1, 2021 were and will be paid in kind by increasing the principal amount of any outstanding Argentine Additional Notes at a rate of 9.375% per annum, (iii) quarterly amortization payments originally scheduled to be paid on the Argentine Notes on May 1, 2020 August 1, 2020, November 1, 2020 and February 1, 2021 will be deferred to begin on May 1, 2021 pursuant to terms of the Argentine Additional Notes and continue under a new principal amortization schedule until maturity, (iv) at any time after February 1, 2021, the Company has the right to exercise a one-time optional redemption to redeem, in whole or in part, an amount of Argentine Additional Notes equal to the sum of (a) the aggregate amount of interest payments previously paid in kind on the Argentine Additional Notes and (b) the aggregate amount of quarterly amortization payments originally scheduled to be paid on the Argentine Notes on May 1, 2020, August 1, 2020, November 1, 2020 and February 1, 2021 that is effectively deferred pursuant to the exchange of Argentine Notes for Argentine Additional Notes in the exchange offer, and (v) substantially all of the restrictive covenants and events of default and related provisions under the indenture executed in connection with the Argentine Notes were eliminated solely with respect to the Argentine Notes.

The Argentine Additional Notes and the Argentine Notes are secured by the same collateral on a pro rata and pari passu basis in accordance with the indenture and the related collateral documents.

Argentine Notes – Series 2020 Class 2

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of U.S.$40 million maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

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

On April 29, 2020, AA2000 entered into a framework agreement (the “Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”) and the Lenders, in order to, among other things, effectively defer principal payments under the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to U.S.$13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Additionally, under the Framework Agreement, AA2000 signed the bilateral contracts with each of the financial institutions in accordance with the alternatives established and signed an amendment to the framework agreement where obligation to respect certain ratios foreseen in the 2019 Credit Facilities have been waived. Such waiver is effective until AA2000 actually complies with such ratio. In accordance with the aforementioned renegotiation, AA2000 has contracted derivative financial instruments with Commercial Bank of China (Argentina) S.A. for U.S. dollars futures purchases in order to hedge the exposure to exchange rate fluctuations between Argentine pesos and U.S. dollars of the two refinanced installments. As of December 31, 2020, there are no transactions pending of execution.

On August 19, 2020, AA2000 obtained four loans for a total amount of AR$987.0 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in August. These loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5% nominal per annum and will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, and February 19, 2021, based on Comunicación “A” 7106 issued by Banco Central de la República Argentina (BCRA), AA2000 extended 60% of the Citibank NA installments included in the 2019 Credit Facilities due in November 19, 2020 and February 19, 2021, for a total amount of U.S.$2.3 million each. These installments will be fully repaid on November 19, 2022 and February 19, 2023, respectively.

Additionally, On November 19, 2020, and February 19, 2021, AA2000 obtained two different sets of loans each for the total amount of AR$902.8 million and AR$981.7 million, respectively, to pay the installments due in November 2020 and February 2021, respectively, under the renegotiated 2019 Credit Facilities agreement. All of these loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and 48% of such loans will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021 and March 19, 2022, respectively and the remaining 52% will be paid in full on November 19, 2022 and February 19, 2023, respectively.

On January 21, 2020, AA2000 obtained a loan in the amount of U.S.$10.0 million with Banco Macro payable in 180 days at a nominal annual rate of 6%. On May 11, 2020, AA2000 agreed to reschedule the repayment date under this loan extending its term to July 24, 2021 with a nominal annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 cancelled the interest due under this loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

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

On November 2020, the holders of the Italian Notes waived any default and event of default that would otherwise arise as a result of the testing of the CA Italy’s leverage ratio in respect of the calculation dates falling on June 30, 2020 and December 31, 2020, and consequently no Lock-Up Event Put Option may be exercisable during such period.

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

Moreover, two loans have been subscribed by TA’ subsidiary, Jet Fuel. Each loan amounts to €0.5 million, and must be repaid before June 2023 and June 2024, respectively. These two loans were granted by Banco BPM in March 2017 and January 2018, respectively, to support operating investment (aircraft refuellers). There are no financial parameters or covenants that need to be complied under these loans.

Likewise, during 2019, TA entered into the following short-term loans: (i) with Banco BPM S.p.A. for the principal amount of €1.5 million matured in January 2021 which was extended to April 2021, (ii) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €2.5 million to mature in April 2021, (iii) three different loans with Unicredit S.p.A. for the principal amount of €2.5 million all to mature in March 2021 which were extended to June 2021, (iv) with Unicredit S.p.A. for the principal amount of €1 million to mature in March 2021 which was extended to June 2021, (v) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €2.5 million to mature in April 2021, and (vi) with Credem Banca for the principal amount of €5.0 million matured in February 2021, which was extended to May 2021.

During 2020, TA subscribed the following short term loans: (i) three loans with Banca Intesa San Paolo for the principal amount of €2 million each one to mature on February 2021 which recently extended to mature in March 2022, (ii) with Banca Intesa San Paolo for the principal amount of €5 million to mature on March 2021 which was extended to March 2022, (iii) with Monte dei Paschi di Siena for the principal amount of € 10 million to mature on February 2021 which was extended to August 2021, and (iv) with Unicredit for an amount of € 1 million to mature on February 2021 which was extended to May 2021.

On November 6, 2020, the proceeds of a €85 million loan was disbursed to TA under a loan subscribed by Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the COVID-19 pandemic emergency. The financing has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions. As a consequence of such financing, as of December 31. 2020, TA cannot distribute any equity reserves without the approval of the majority of the banks.

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

Upon a completion of a successful bidding process in the framework of the non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport, pursuant to which the operation of Natal Airport will be transferred to a different operator, the credit facility agreement will be cancelled with the proceeds of the indemnification. This is expected to occur on or around January 2022.

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

In connection with such amendment and extension agreements, the Majority Shareholder and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period. As of June 30, 2020, the Minimum Rating was not achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements but additional security would be required. As of December 31, 2020, BNDES has authorized extensions of the term to meet the obligation for additional security or for obtaining a waiver from BNDES until March 15, 2021.

In March 2020, BNDES made available a program for joining a Standstill program for the suspension of payments of principal and interest for six months. The amount of debt service suspended pursuant to the Standstill must be capitalized and paid in the remaining period of the financing contracts. ICAB and ICASGA applied for this program and obtained the approval on April 14, 2020. On October 14, 2020, ICAB and ICASGA succeeded in negotiations with BNDES for a new standstill of six months (October 2020 to March 2021) of payments of principal and interest on its financing contracts. These amounts must be capitalized and will be paid in the remaining period of the financing contracts.

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

Exchange Offer to the Uruguayan Notes

On May 26, 2020, ACI Sudamerica completed an exchange offer pursuant to which 93.60% of the total original principal amount of the Uruguayan Notes were exchanged for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the "Uruguayan Additional Notes"). As of December 31, 2020, the Uruguayan Additional Notes outstanding amount was U.S.$191.7 million.

The Uruguayan Additional Notes will have terms that are identical in all material respects to the terms of the Uruguayan Notes except that: (i) interest and the principal amount of the Uruguayan Additional Notes will be repaid in 26 installments on May 29 and November 29 of each year, commencing on May 29, 2020; provided that for the period from and including May 26, 2020 (the “Settlement Date”) to, and including, the payment date falling on May 29, 2021 (the “PIK Period”), ACI Sudamericana may elect not to pay in cash principal and interest due on the Uruguayan Additional Notes, and may instead (a) pay any interest due in kind by increasing the principal balance on the Uruguayan Additional Notes by the amount of such interest (such amount, “PIK Interest Payment”) and (b) defer any principal due (such amount, a “PIK Principal Payment”) with such deferred amounts to be repaid on a new amortization schedule. Upon such election (i) each remaining scheduled principal payment on the Uruguayan Additional Notes will be increased by a pro rata amount equal to such aggregate amount of principal deferred and interest paid in kind during the PIK Period, and (ii) the interest rate on the Uruguayan Additional Notes will be increased to 7.875% per annum, with respect to any interest period for which ACI Sudamericana has made such election; (ii) ACI Sudamericana has elected that no principal or interest was to be paid in cash on the May 29, 2020 payment date with respect to the Uruguayan Additional Notes and each such payment was automatically be deemed a PIK Principal Payment and a PIK Interest Payment, as applicable; (iii) at any time and from time to time, ACI Sudamericana will have the right, at its option, to redeem the Uruguayan Additional Notes in an amount not to exceed the aggregate amount of all PIK Principal Payments and PIK Interest Payments then outstanding at a redemption price equal to: (a) 100% of the Uruguayan Additional Notes being redeemed, plus (b) accrued and unpaid interest and additional amounts, if any, to the redemption date; provided that the aggregate principal amount of any such redemption shall not be less than U.S.$1,000,000; and (iv) substantially all of the restrictive covenants and events of default and related provisions under the Indenture executed in connection with the Uruguayan Notes were eliminated solely with respect to the Uruguayan Notes.

The Uruguayan Additional Notes and the Uruguayan Notes are secured by the same collateral on a pro rata and pari passu basis in accordance with the indenture and the related collateral documents, other than with respect to (i) the Uruguayan Additional Notes debt service reserve account, a special, segregated account in the name of ACI Sudamericana established and maintained in New York City, New York and which was established for the benefit of the Uruguayan Additional Notes and (ii) the Uruguayan Notes debt service reserve account, a U.S. Dollar-denominated segregated trust account maintained by the Bank of New York Mellon in the name of ACI Sudamericana, which is established for the benefit of the Uruguayan Notes.

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

On April 24, 2020, Puerta del Sur executed an amendment agreement with holders representing 75% of the aggregate principal outstanding amount of the Puerta del Sur Notes. The amendment agreement (i) defers the payments of principal originally scheduled for April 29, 2020 and October 29, 2020, to April 29, 2022 and October 29, 2022; (ii) modifies the debt service coverage ratio applicable to the Puerta del Sur Notes to 1.25 for 2020 (the ratio being measured as of December 31, 2020) and to 1.40 for 2021 (the ratio being measured as of December 31, 2021) (the “Modified DSCR”); (iii) allows for the payment of dividends by Puerta del Sur to Cerealsur so long as Puerta del Sur is in compliance with the Modified DSCR; (iv) limits the ability of Puerta del Sur to make dividend payments during the year ending December 31, 2020 in connection with its net income for the year ended December 31, 2019; and (v) makes an upfront payment of U.S.$87,000 to the holders of the Puerta del Sur Notes. The effectiveness of the amendment agreement was conditioned to the consummation of ACI Airport Sudamérica, S.A. exchange offer, which was consummated on May 26, 2020. On December 17, 2020, the holders representing 85.95% of the aggregate principal outstanding amount of the Puerta del Sur Notes, granted a waiver for non-compliance with the debt service coverage ratio as of December 31, 2020. The waiver is solely and exclusively applicable to the debt services coverage ratio to be measured on December 31, 2020, remaining valid, current and enforceable the remaining conditions, obligations and requirements set forth in the Issuance Document, particularly for the debt services coverage ratio to be measured on December 31, 2021

Considering that Puerta del Sur S.A. complies with the other obligations established in the Issue Document except for the debt services coverage ratio, and especially complies with the payments to be made during 2021, could make payment of dividends from November 8, 2021 to December 31, 2021. After that date, will apply the conditions established in the Issuance Document.

CAISA

During 2020, CAISA received a loan from Banco Santander S.A. in the amount of up to U.S.$4.9 million to bear interest at an annual of 5.10% and maturing on April 30, 2025. The amount received was part of a U.S.$8.0 million credit line. Disbursements will be made according to the level of progress of works. The principal amount is to be paid in annual installments of U.S.$1.6 million in April of each year along with accrued interest, starting the first installment in April 2021.

Additionally, during 2020, CAISA received a loan from Banco Itaú Uruguay S.A. for an amount of up to U.S.$4.9 million, at a variable annual rate of LIBOR plus 2.5% for each period expiring on April 30, 2025, to be used for construction works at the Punta del Este Airport. The amount received was part of a U.S.$8.0 million credit line. Disbursements will be made according to the level of progress of works. The principal amount is to be paid in annual installments of U.S.$1.6 million in April of each year, starting the first installment in April 2021. Pursuant to the loan agreement, CAISA must comply with the following covenants, among others: (i) the leverage ratio in each year end must not be higher than 3 between 2020 and 2022, 2.75 for 2023 and 2.5 between 2024 and 2025, and (ii) the coverage ratio must be higher than 1.2 at all times. As a guarantee under these loans, CAISA entered into credit assignment agreement with Banco Santander S.A. and Banco Itaú Uruguay S.A. to assign 50% of customer collections at the Punta del Este Airport.

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

In December 2020 TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$8.5 million due in December 2025, and enter into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$3.5 million due in December 2025. Both loans have a variable interest rate (an initial interest rate of 7,25% adjustable Banco Bolivariano every 360 days and Banco Guayaquil every 180 days) and quarterly payments of principal and interest.

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

Under the facility agreement, AIA must maintain ratios of debt to EBITDA, debt service coverage and adjusted debt services coverage ratios at a certain level, and may not, inter alia (i) declare, make or pay any dividend or interest on any unpaid dividend or; (ii) repay or distribute any dividend or share premium reserve without the prior written consent of the facility agent; provided that AIA may make or pay such dividends if:

•	such distribution is a distribution made in accordance with the use of proceeds under the facility agreement, (i.e., to refinance shareholder’s equity);

•	the distribution is constituted by payments to International Airports Management LLC (“IAM”) pursuant to certain management, know-how, technical and operations assistance agreement for so long as IAM remains a subsidiary of the Southern Cone Foundation, subject to a specified maximum amount; or

•	the following conditions are each satisfied: (i) certain financial ratios are satisfied prior to the distribution, and AIA certifies that it projects, based on reasonable assumptions, that those financial ratios will be satisfied following such distribution; (ii) during the month prior to each payment date under the credit facility an amount at least equal to the aggregate amount of (1) interest and scheduled principal repayments under the facility agreement due and payable on or prior to that payment date; and (2) interest, fees and all other financial charges (including principal repayments) in respect of any other specified financial indebtedness on or prior to that payment date, stands to the credit of a specified bank account; and (iii) no event of default under the facility agreement is continuing or would result from the making of such distribution.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. re-structuring its debt modifying its maturity date to June 25, 2024, and including some additional clauses that modify the original loan agreement restrictions and covenants.

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

As a result of the impact of COVID-19 pandemic, the worldwide economic situation and the decrease in airport operations, together with the refinancing of debts for liquidity, strict conditions for the obtainment of waivers and government measures for employment protection have restricted the Company’s subsidiaries ability to transfer a portion of their net assets to CAAP either in the form of dividends, loans or advances as of December 31, 2020.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.	TREND INFORMATION

The Company has implemented a number of actions to try to mitigate the impact of the COVID-19 pandemic, including: (i) the formation of a crises committee, composed of the Company’s chief executive officer and the chief financial officers of each subsidiary, (ii) measures to protect employees and passengers by enhancing safety and hygiene protocols, including remote working with only essential staff working on premises following health gear and additional sanitizing policies, (iii) implementation of cost control and cash preservation measures along all the operating companies, reducing maintenance and operating expenses as much as possible, while maintaining quality and safety standards, (iv) negotiation with suppliers regarding to extend payment terms and with regulatory agencies to renegotiate concession fees payment, and (v) reduction of capital expenditures program to the minimum possible. Despite these efforts, we expect our results of operations to be negatively impacted on future periods and for long as the health crisis continues. See “Liquidity and Capital Resources—COVID-19 Virus Impact.”

In addition, governments continue to implement measures to prevent or mitigate the impact of the COVID-19 pandemic that affect demand for air travel and will likely affect our results of operation. As of the date of this annual report, the following are the restrictions and measures implemented in some of the countries in which we operate:

•	Argentina. Currently, the borders remain closed to foreigners until April 9, 2021. International travel restarted in July 2020 under a special flights regime, and passengers arriving in Argentina are required to present a negative PCR test. During 4Q 2020, certain government restrictions on air travel were relaxed: by the end of October, bans on domestic travel were lifted, while entry was permitted to foreigners from neighboring countries starting in November. Mid-December, however, the government reenacted the ban on entry for all foreigners, in light of the new the COVID-19 pandemic strain, until April 9, 2021.

•	Brazil. Borders are open, although requirements apply upon entry. Domestic travel never stopped, with passenger traffic showing a continued recovery since May 2020 through January 2021. More recently, however, in light of the increase of COVID-19 infected people in the country, there was a decrease in passenger demand.

•	Ecuador. Commercial operations in Ecuador restarted during the first week of June 2020, although certain requirements apply including a negative PCR test upon entry.

•	Italy. Certain restrictions apply for travelers coming from, or that visited or transited certain countries until April 6, 2021. Travelers are required to present a negative PCR test and self-quarantine for 14-days upon arrival, with limited exceptions.

•	Uruguay. Borders remain closed to non-resident foreigners, with certain exemptions, and requirements upon entry, including a negative PCR test and a self-isolation period.

•	Armenia. Restrictions on air travel were lifted mid-September 2020, although some requirements apply upon entry including a negative PCR test upon arrival.

The above measures are updated as of the date of this annual report and may change in response to developments of the pandemic. The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels and air traffic operations and in our results of operation.”

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

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

Our Contractual Obligations

Set forth below is a tabular presentation of our contractual obligations as of December 31, 2020, for the next five years, presented by type and nature of contractual obligation:

	Payments due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Master development programs(1)	29.1	107.0	66.7	31.0	233.8
Other capital expenditures(1) (2)	2.8	59.3	135.7	156.8	354.5
Long term Borrowings – principal amount	212.5	397.8	348.1	416.2	1,374.6
Borrowing-interest payments(3)	73.8	123.3	79.8	98.4	375.3
Other liabilities reflected on our consolidated statement of financial position(4)	180.9	185.5	160.1	1,730.5	2,257.0
Total	499.1	872.8	790.4	2,432.9	4,595.2

(1)	Includes AAP and ECOGAL. Not including master development programs and other capital expenditures for AA2000 because it is not yet agreed the year in which such expenditures will occur. See “Investment Plan.”

(2)	Not including the optional capital expenditures in each country in which we operate.

(3)	Includes interest accrued as of December 31, 2020 and prospective interest.

(4)	Other liabilities reflected on our consolidated statements of financial position are mainly comprised by the concession fee payable under the Brazilian Concession Agreement.

G.	SAFE HARBOR

See the disclaimer with respect to Forward-Looking Statements.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Máximo Luis Bomchil. Mr. Bomchil is Honorary Chairman of the law firm Bomchil, former senior and managing partner of the firm and former head of the firm’s tax department. His practice focuses on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring. Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A. He is also a syndic of Central Vuelta de Obligado S.A., Central Manuel Belgrano S.A., ENEL Costanera S.A. and ENEL Generación El Chocón S.A. Mr. Bomchil has a law degree from the Catholic University of Argentina (Universidad Católica Argentina) (1973), a Juris Doctor from Ludwig Maximilian University of Munich, Germany (1976), and a Master of Laws from the University College of London University (1977). Mr. Bomchil was appointed Board Chairman on February 28, 2019.”

Roderick H. McGeoch. On January 26, 2013 Mr. McGeoch became an Officer of the Order of Australia in recognition of his “distinguished service to the community through contributions to a range of organizations, and to sport, particularly through leadership in securing the Sydney Olympic Games.” He is a contributor in different social sectors including foreign representation, Honorary Consul of Luxemburg in Australia; arts; Trans-Tasman; telecommunications; sports; international Finance; Australia/New Zealand Leadership Forum; entertainment; law; and media and marketing. Mr. McGeoch has been a member of the Advisory Board of American Infrastructure Holdings since November 1, 2013; on November 1, 2009 he was appointed as Chairman of BGP Holdings Plc. He is also a consultant to Corporación América; a director of Destination New South; deputy Chairman of Sydney Cricket & Sports Ground Trust (Now Venues NSW) and in January 2005 was appointed Chairman of Vantage Private Equity Growth Limited. In May 2017 he was appointed Chairman of Chubb Insurance Australia; in July 2020 he was appointed Chairman of Australasia Media Company; in March 2020 he was appointed Chairman of the Advisory Committee of 99 Technology; in mid-2020 he was appointed a Director of TOGOV Pty Ltd; in August 2020 he was appointed Chairman of the Board of Surevision. Mr McGeoch’s previous appointments include Chairman of MediaWorks as of October 31, 2013; and a director of the board of Ramsay Health Care Limited. He has served for many years on the Board of the Salvation Army Eastern Territories; was appointed to the Sky City Board of Directors in September 2002. Mr. McGeoch holds a Bachelor of Laws degree from the University of Sydney.

David Arendt. Mr. David Arendt is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, which he joined in May 2017. Mr. Arendt sits on the boards and board committees of Luxembourg based bank, insurance company, insurance broker, commercial/operating companies, GP’s of private equity, private debt, infrastructure and real estate funds as well as of the Luxembourg Export Credit Agency. He also sits on the federal board and treasury committee of Humanity&Inclusion (also known as Handicap International), a leading NGO. Prior to his activity of independent director, he worked in Europe and the United States in law, finance and business. His career started in Law with the leading Luxembourg law firm Arendt & Medernach where he was associate from 1977 to 1980. He then moved to New York where he earned an LLM at New York University and was an associate at Debevoise & Plimpton LLP (1980-1982) and Shearman & Sterling LLP (1983-1987). His career in banking included positions in London, New York and Luxembourg at Prudential Securities (Vice President European Corporate Finance, 1987-1990), Merrill Lynch (Vice President Investment Banking, 1990-1994) and Banque Générale du Luxembourg (now BGL BNP Paribas) (Member of Management, 1994-1998). His career in business include executive management positions at Cargolux Airlines International SA, the all-cargo airline based in Luxembourg (Executive Vice President & Chief Financial Officer, 1998-2011) and Le Freeport Luxembourg (recently rebranded Luxembourg High Security Hub), a high tech/highly secure facility for storing and handling valuable goods (Managing Director and General Manager, 2012 to 2016). In parallel to his activity of independent director, Mr Arendt acts as consultant via Arendt Capital Sàrl, an economic consulting company he created in January 2017. Mr. Arendt holds a Licence en droit degree from the Université des Sciences Sociales, Grenoble, and a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University School of Law. He was a member of the Luxembourg and New York bars. He is a certified director by ILA (Institut Luxembourgeois des Administrateurs) and INSEAD.

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

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, since September 2011. He is a member of the board of directors of the following organizations: Alessia Sicav; Simplify Sicav Sif; 8a+ Sicav; Solanum GP/Solanum Sicav; Permian Global General Partner; Permian Global Management; Permian Holding Sàrl; Pareturn Sicav; Eurofund Sicav Sif; Bank of China Ucits Sicav; Infusive Sicav; Santander Sicav; Santander International Sicav; Santander Alternatives Sicav RAIF; Theta Sàrl; Zest Asset Management Sicav; Cartesio Sicav; Copenhagen Infrastructure IV GP Sàrl: Green Blue Funds GP Sàrl; GAM Multibrand Sicav Sif; Rain Technologies Sàrl; Finexis S.A. ManCo/AIFM; Corporacion America Airports S.A. – listed NYSE; he is a Trustee at Infusive US Trust (Infusive Compounding Global Equities ETF – listed NYSE Arca),and he is also a Conducting Officer and Member of the Board of Fagus Multimanager Sicav. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007) at BNY Mellon, while he was a member of the board of directors of Crediinvest Sicav Luxembourg, Investcredit Sicav Luxembourg and of Goldman Sachs Structured Investments Sicav Luxembourg. He has also served at IMI Group (1993-2003), now known as IntesaSanPaolo Group; with IMI Bank (Lux) S.A. Luxembourg (2002-2003) as General Manager, while during the year 2003 he served as Member of the Securities Market Commission of the ABBL as principal delegate of the Italian Banks’ Association in Luxembourg; from 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, and from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, while he was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank; from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg as Head of Treasury and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro in Rome. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985), he specialised in Swaps valuation, hedging and trading strategies at ICMB Geneva in 1994.

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

On March 16, 2021 the Company announced that Mr. Jorge Arruda has been appointed to the position of Chief Financial Officer of CAAP effective May 1, 2021, succeeding Mr. Raúl Francos in this position.

Set forth below is a summary of the business experience of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

Raúl Guillermo Francos. Mr. Francos is our Chief Financial Officer, and has also served on AA2000’s board of directors since 2013 and as AA2000’s Chief Financial Officer since 2003 and until 2018. Prior to joining AA2000, he served as executive director of Interbaires. He also served for 11 years in different roles in the health insurance sector, including as planning manager and deputy general manager at HSBC Salud S.A., executive vice-chairman at OSDO and as plant engineer, plant manager, production manager and manager of business units at Grupo Ferrum Consortium. Mr. Francos has an industrial engineering degree from the Technological Institute of Buenos Aires (Instituto Tecnológico de Buenos Aires) and a Master in Business Administration from the Institute of Business Studies of Austral University (Instituto de Estudios Empresarials de la Universidad Austral). He will serve as CFO of the Company until April 30, 2021.

Raúl Galante. Mr. Galante is our Head of Accounting and Tax, and he has also served as Chief Financial Officer for CAISA and Puerta del Sur, since 2008 to 2013, respectively. He also serves as director of Puerta del Sur, TAGSA, and as member of the board of ICASGA and ICAB; he also served as vice president of the board of directors of CAISA. Mr. Galante has 12 years of experience in the airport industry, and his prior experience includes serving as CFO for companies of the EXXEL Group from 1998 to 2003 and as CFO of Malteria Uruguay from 1992 to 1998. Mr. Galante has a Public Accountant degree from the Universidad de la República, Montevideo, Uruguay.

Jorge Arruda. Mr. Arruda is our Head of Finance and M&A. He joined CAAP in 2014 and currently serves as Head of Finance and M&A and CEO of Inframerica Brazil. Mr. Arruda has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil. Mr. Arruda has been appointed as the Company’s CFO effective as from May 1, 2021.

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

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2020, the total compensation paid by us to our directors and senior management was U.S.$3.2 million. In 2019, our Board of Directors approved the compensation plan applicable to CAAP’s directors, which was ratified in May 2020

Management Compensation Plan

On August 20, 2020, our board of directors adopted the Management Compensation Plan (“Management Plan”), which we refer to as the Management Plan in this annual report. The purpose of the Management Plan is to permit executives and key employees of either the Company, or any of its subsidiaries or certain eligible affiliates acting as employers who are eligible to receive an annual incentive compensation consisting either of (i) a certain number of shares in the share capital of the Company or of (ii) contractual rights (not documented by a certificate or otherwise) to receive, at a certain point in time, a certain number of Shares, thereby encouraging the employees to focus on the long term growth and profitability of the Company.

The maximum number of shares allocable under the Management Plan is 2% of the total outstanding shares of the Company at all times during the validity of the Management Plan. The shares to be allocated may be (i) issued via the authorized but unissued share capital of the Company or (ii) transferred either (a) from shares repurchased by the Company and held in the treasury (actions de trésorerie) or (b) shares purchased directly on the open market or otherwise.

The rights granted under the Management Plan are subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the terms of the Management Plan, as the Committee shall deem desirable at its sole discretion: provided however, that, except as otherwise agreed hereunder, changes adversely affecting the rights of an employee (at least the ones not in his/her favor) to receive rights need to be consented to by such employee:

•	Consideration. Each right shall give the right to receive 1 (one) share or its equivalent in cash, as defined above, and shall be granted in lieu of the employees’ payout or in lieu of other incentive compensation (being a portion of them or representing their entirety) as determined by the Committee at its sole discretion. The Committee shall determine the number of rights or the manner of determining the number of rights available to be granted, subject to the total number of rights available under the Management Plan for such year, and the amount or the method of determining the consideration to be given by each employee, taking into consideration appropriate factors in making such determinations, such as interest rates, volatility of the market price of the shares issued in the share capital of the Company and the term of the restriction affecting the disposal of the rights granted (if any).

•	Vesting. Standard vesting period shall be three years. The Committee will determine when the rights shall become disposable in full. The Committee will further determine whether such rights upon vesting and becoming exercisable shall be payable by the Company -at their respective date of vesting- either by payment in shares or by payment in cash or a combination of them, as determined by the Committee in its sole discretion.

•	Time for Exercise:

o	Death, total disability (as determined by the public social security body the employee is subject to), or normal retirement of employee: if the employment contract of the employee with the Company is terminated by reason of the employee’s death, total disability, or normal retirement, the rights shall become disposable in full on the termination date.

o	Termination at the initiative of the employee: if the employment contract of the employee with the Company is terminated at the initiative of the employee before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Plan shall be forfeited.

o	Termination at the initiative of the Company without Cause: if the employment contract of the employee with the Company is terminated at the initiative of the Company without Cause before his/her rights become exercisable/are exercised for any reason, the rights shall become disposable in full on the employee’s termination date.

o	Termination at the initiative of the Company with Cause: if the employment contract of the employee is terminated at the initiative of the Company for Cause (including without limitation due to an Act of Misconduct, bad performance, violation of the Company’s rules or the terms of the statutory documentation, etc.) before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Plan shall be forfeited.

o	Delisting. In the event that the shares are delisted from the New York Stock Exchange, then on and after the delisting date, the Company reserves the right to (a) cancel any outstanding rights, unless the Committee determines otherwise in its sole discretion, and (b) repurchase any shares previously allocated to any employee, at the closing price of the shares on the trading day immediately preceding the delisting date, or otherwise at the price agreed by the Committee with such employee.

C.	BOARD PRACTICES

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

Audit Committee

The Audit Committee currently consists of the following three directors: Valérie Pechon (President), David Arendt (Financial Expert) and Carlo Montagna (Member). Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A-3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governan-ce code, which is available on our website. The primary responsibilities of the Audit Committee include the following:

•	overseeing management’s establishment and maintenance of adequate systems of internal accounting, auditing and financial controls;

•	reviewing the effectiveness of our legal, regulatory compliance, ethical standards and risk-management programs;

•	reviewing certain related-party transactions in accordance with our corporate governance code;

•	overseeing our financial reporting process, including the filing of financial reports; and

•	selecting our independent auditors, evaluating their independence and performance and approving audit fees and the services provided by them.

Executive Committee

The Executive Committee currently consists of four members: our Chief Executive Officer, our Chief Financial Officer, our Head of Accounting and Tax and our Head of Legal, as permanent members. The Executive Committee is composed of Martín Francisco Antranik Eurnekian, Raúl Guillermo Francos, Raúl Galante and Andrés Zenarruza. Our Chief Executive Officer (Martín Francisco Antranik Eurnekian) is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

•	assessing and proposing business strategies, and implementing strategies and policies approved by the board of directors;

•	developing processes for the identification, evaluation, monitoring and mitigation of risks;

•	implementing appropriate internal control systems and follow-up of such system’s effectiveness, and reporting compliance with its goals to the board of directors;

•	analyzing and proposing the full year budget following-up its evolution, and assessing mitigation of internal and market variables;

•	identifying and implementing business synergies among Group companies; and

•	proposing the delegation of powers to officers and supervising managers, which are consistent with the policies and procedures established by the board of directors.

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members: our Chief Executive Officer, our Head of Business Development, our Head of European Business Development, our Head of Accounting and Tax and our Head of Financial and M&A, as the regular members. The Acquisitions and Business Development Committee is currently comprised of Martín Francisco Antranik Eurnekian, Eugenio Perissé, Roberto Naldi, Raúl Galante and Jorge Arruda. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martín Francisco Antranik Eurnekian). The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Acquisitions and Business Development Committee include the following:

•	evaluating and reporting on our acquisition and business development plans, in collaboration with the board of directors;

•	assisting the board of directors with recommendations on acquisitions and business development agenda of the group;

•	evaluating, reporting and recommending to the board of directors specific acquisitions or business opportunities; and

•	approving new acquisitions or development opportunities within the powers delegated to the Acquisitions and Business Development Committee by the board of directors.

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

Compensation Committee

The Compensation Committee currently consists of three members: our Chief Executive Officer, Martín Francisco Antranik Eurnekian, the Chairman of the Board of Directors, Máximo Bomchil, and the Independent Director, Mrs. Valerie Pechon. This Committee oversees and reviews the specific awards to be granted, based on the proposal to be submitted by the plan administrator.

D.	EMPLOYEES

As of December 31, 2020, 2019 and 2018, we employed 5,822, 6,299 and 6,059, respectively, of which 5,201 5,591 and 5,356, respectively, worked on activities such as operations, maintenance, security, customer services, parking and fees collection sector; and 621, 707 and 703, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate. As of December 31, 2020, 2019 and 2018, 66.1%, 65.2% and 66.7%, respectively, of our employees in Argentina were represented by two unions: (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico. The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016. We negotiate this collective bargaining agreement, and the other labor agreement to which we are a party, on an annual basis. We have not experienced any significant labor conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives. See “Risk Factors—Risks Related to Our Business and Industry—The majority of our workforce is unionized and we may be subject to organized labor action, including work stoppages and litigation.”

In addition, as of December 31, 2020, 2019 and 2018, 423, 431 and 383, respectively, of our employees in Italy (approximately 51.3%, 49.4% and 50.2%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract.

As of December 31, 2020, 147 of our employees in Brazil (approximately 16%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2020, 2019 and 2018:

	Number of Employees
	2020	2019	2018
Operations and infrastructure	5,201	5,591	5,356
Administration	621	707	703
Total	5,822	6,299	6,059

E.	SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

Item 7.	MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2021:

•	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all directors and executive officers as a group.

As of April 1, 2021, we had 163,222,707 issued and outstanding common shares of which 2,610.445 are held as treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 6 Rue Eugene Ruppert, 2453 Luxembourg.

	Common shares Beneficially Owned as of April 1, 2021
	Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	80.5%
Our executive officers and directors:
Martín Francisco Antranik Eurnekian	0	0%
Máximo Bomchil	0	0%
Roderick H. McGeoch	0	0%
David Arendt	0	0%
Valerie Pechon	0	0%
Carlo Alberto Montagna	0	0%
Daniel Marx	0	0%
Raúl Guillermo Francos	0	0%
Raúl Galante	0	0%
Jorge Arruda	0	0%
Roberto Naldi	0	0%
Andres Zenarruza	0	0%
Eugenio Perissé	0	0%
All executive officers and directors as a group:	0	0%

ACI Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in Luxembourg, is 100% controlled by ACI Holding.

ACI Holding is a holding company that is 100.0% controlled by CAI, which is 100% controlled by Liska.

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

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled by members of the Eurnekian family. Proden provides technology outsourcing services to our following subsidiaries: Puerta del Sur, CAISA, TCU, TAGSA, AIA, and AA2000. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008, as recently amended, AA2000 pays Proden a monthly rental fee of U.S.$224,985. During the years ended December 31, 2020, 2019 and 2018, we paid Proden U.S.$2.8 million, U.S.$4.4 million and U.S.$3.3 million, respectively, in connection with the services provided to all of our subsidiaries and with the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, is a corporation (sociedad anónima) organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides compliance, legal, accounting, investor relations and business development services to CAAP and technology outsourcing services to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA, CASA, CAS Panamá, Corporación Aeroportuaria S.A and CASE. During the year ended December 31, 2020 and 2019, we paid SIASA U.S.$3.0 and U.S.$3.6 million, respectively, corresponding to these services rendered to all the aforementioned subsidiaries.

Helport S.A.

Helport S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Helport”). Helport is currently controlled by Corporación Constructora S.A., which in turn is indirectly controlled by SCF. Helport provides AA2000 with a broad range of construction services. During the years ended December 31, 2020, 2019 and 2018, AA2000 paid Helport U.S.$2.6 million, U.S.$9.4 million and U.S.$16.4 million, respectively. As of December 31, 2020, 2019 and 2018, AA2000 owed Helport U.S.$1.0 million, U.S.$1.9 million and U.S.$2.7 million, respectively.

Financing Agreements

Other Financial Agreements

As of December 31, 2020, 2019 and 2018 related parties owed CAAP and its subsidiaries U.S.$6.9 million, U.S.$7.1 million and U.S.$10.7 million, respectively, under other related party financing agreements. For the years ended December 31, 2020, 2019 and 2018, we had accrued interest income of U.S.$0.2 million, U.S.$0.1 million and U.S.$0.2 million, respectively, in respect of such related party financing agreements.

Other Transactions with Related-Parties

ECOGAL Management Support Agreement—Galapagos Airport

Between April 15, 2011 and December 31, 2019, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries. Pursuant to this management support agreement, CASE collected the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL paid CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. From January 1, 2020, ECOGAL signed a new management support agreement with Cedicor S.A. Sucursal Ecuador under the same conditions of the previous agreement. During the years ended December 31, 2020, ECOGAL accrued, but has not yet paid, with CASE an amount of U.S.$0.14 million and with Cedicor an amount of U.S.$0.04 million. As of December 31, 2020, 2019 and 2018, ECOGAL owed CASE U.S.$1.3 million, U.S.$1.2 million and U.S.$1.2 million, respectively. As of December 31, 2020, ECOGAL owed Cedicor Sucursal Ecuador U.S.$0.04 million.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and IAM, one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM a fee equal to 5% of the aeronautical revenue of the airport, payable within 30 days of the end of each calendar month. During the years ended December 31, 2020, 2019 and 2018, AIA paid IAM an amount of U.S.$1.1 million, U.S.$2.9 million and U.S.$2.7 million, respectively, in respect of such services. As of December 31, 2020, 2019 and 2018, AIA owed IAM U.S.$0.1 million, U.S.$0.2 million and U.S.$0.2 million, respectively.

Cash and Equivalents

As of December 31, 2020, 2019 and 2018, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$11.8 million, U.S.$15.3 million and U.S.$.10.0 million, respectively.

Term deposits

As of December 31, 2020, 2019 and 2018, AIA maintained term deposits in Converse Bank for U.S.$9.9 million, U.S.$10.0 million and U.S.$.10.1 million, respectively.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several related-party agreements in addition to the ones described above. During year ended December 31, 2020 and 2019, related parties rendered services to us in an amount of U.S.$8.6 million and U.S.$4.3 million, respectively, and during year ended December 31, 2018 we rendered services to related parties in an amount of U.S.$1.3 million, corresponding to the services provided by all of our subsidiaries. Overall, as of December 31, 2020, we owed U.S.$0.7 million, and as of December 31, 2019 and 2018, we were owed U.S.$1.8 million and U.S.$5.3 million, respectively, for related-party transactions.

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

Argentine Proceedings

Environmental Proceedings

We, our sub concessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. We have incurred and expect to continue to incur in compliance costs relating to such requirements. In addition, we could be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations, even if we were not at fault or if such matters were caused by a sub concessionaire, an aeronautical customer or other third party. Following the expiration or termination of our concession agreements, we could still be held liable for environmental damages that arise after such expiration, but which were caused while we were the concessionaire. Environmental claims have been asserted against us, and additional such claims may be asserted against us in the future.

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

In August 2011, Asociación de Superficiarios de la Patagonia brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement. The administrative federal court appointed the Argentine University of the city of La Plata (Universidad de La Plata) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed by AA2000 for an amount equal to AR$97.4 million.

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

The total amount claimed under these two proceedings was AR$15.0 million. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions, plus interest, through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million in 36 consecutive monthly installments. As of the date of this annual report, AA2000 has paid all of the monthly installments due to date under this facility. In connection with these two claims, the National Tax Court regulated attorney’s fees for AR$613,458. AA2000 appealed the decision before the National Chamber of Appeals who then confirmed the amount. In March 2018, AA2000 paid these fees in full.

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

Although we believe that we had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017, AA2000 agreed to comply with the extraordinary regime of regularization of tax obligations set forth by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The amount that AA2000 must pay under such extraordinary regime is ARS166.3 million plus interest, in 60 consecutive monthly installments starting in March, 2017. AA2000 has paid all of the monthly installments due to date.

The National Tax Court regulated attorney fees for approximately AR$4.0 million. On September 18, 2018, AA2000 appealed the decision before the National Chamber of Appeal, upon which, on April 30, 2019, the Chamber reduced the attorney’s fee to approximately AR$1.2 million.

On May 11, 2019, AA2000 subscribed a plan to pay the attorney´s fees in 12 (twelve) monthly and consecutive installments which were fully paid in April 2020. This extraordinary regime provided important benefits such as the suspension of the ongoing tax proceedings, the termination of the actions to prosecute such tax claims (extinción de la acción penal tributaria), forgiveness of fines and other penalties and reduction of interest. Although permitted by law, AA2000 did not include the amounts due under the first facility payment regime under this extraordinary regime.

In addition, in 2013, a separate criminal proceeding was initiated by a third party against two former directors of AA2000 based on the same facts as this third assessment proceeding mentioned above. The Court of first instance dismissed the claim and the prosecutor appealed the ruling. The Court of Appeals reversed the prior ruling based on the lack of evidence obtained in the original proceeding and ordered the Court of first instance to expand the fraud investigation to determine the possible connection with the assessment proceeding mentioned above. After further investigation, the Court of first instance ratified the dismissal against AA2000, which the prosecutor subsequently appealed. The Court of Appeals once again revoked the dismissal and, based on the connection of both proceedings, ordered the consolidation of the fraud and the tax assessments investigations into one proceeding. Since then, the Court of first instance on economic and criminal matters No. 11 is the intervening court for the above-mentioned proceedings, which continued as a unified criminal matter on income taxes and income tax on undocumented exemptions (pursuant to Section 37 of the Argentine Income Tax Code).

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

In December 2020, the Court decided to return the proceeding to the first instance court in order to apply the regime foreseen under Law No. 27,562 for the 2006, 2007 and 2008 periods. The judge of first instance has now to decide whether this regime is indeed applicable or, where appropriate, to analyze the origin of other proposals made by the defense to achieve the dismissal.

Regarding the periods 2009 to 2012, the Court confirmed that the criminal action continues to be suspended until all the installments under the payment plan committed by AA2000 are paid.

Administrative Proceedings

Lawsuit against ORSNA

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

On December 29, 2020, Decree No. 1009/20, which formalized the extension of the AA2000 Concession Agreement, was issued, and consequently the judicial proceeding was finalized.

Conflicts with Aerolíneas Argentinas

Aerolíneas Argentinas is currently AA2000’s main customer, and as of the date of this annual report, it records an outstanding debt of AR$308 million and U.S.$49 million. The singularity of Aerolíneas Argentinas lies in its status as state-owned company, which is in turn the grantor of AA2000 Concession Agreement.

Claims have been made before ORSNA as well as a formal presentation before the Ministry of Transportation, requesting mechanisms to resolve the situation through different alternatives.

In February 2021, AA2000 and Aerolíneas Argentinas reached an agreement with respect to the outstanding debt due by Aerolíneas Argentinas as of March 31, 2020, which amounted to approximately AR$120.5 million and U.S.$36.5 million. The outstanding debt due after March 31, 2020 and as of the date of this annual report has not yet been agreed. The total amount due remains outstanding.

Civil Proceedings

On October 26, 2018, Aeropuertos del Neuquén S.A. (“ANSA”) was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018. On December 4, 2018, the first instance court ordered a seizure on the ANSA’s accounts for the amount of approximately U.S.$0.5 million. The seizure was replaced by an insurance policy. On December 3, 2019, the evidence stage started which, as of the date of this annual report, is still ongoing. The total amount of the claim currently arises to U.S.$4.7 million.

Brazilian Proceedings

ICAB

Administrative Proceedings before the Brazilian ANAC

ICAB filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$758.6 million.

The claims were, requesting the economic re-equilibrium of the Brasilia Concession Agreement based on, among other matters, additional construction works required to complete the terminals and the runway that were not provided for in the Brasilia Airport Concession Agreement, and the negative impact of the new rules and regulations enacted by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal. In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$196.8 million requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other matters) the loss of revenues as a result of modifications to the rules and regulations affecting the air traffic system at the Brasilia Airport.

Regarding the claim vis-à-vis the changes made in cargo tariffs (TECA-TECA) which had original value of R$21.8 million, in August 2018 ANAC’s Collegiate agreed to our request and ICAB was granted an amount of R$9.5 million to be deducted from future fixed concession fees (loss of R$12.3 million, included under the denied claims). The remaining R$4.4 million in claims are under review by the Brazilian ANAC. Regarding the claim of reimbursement of expenses with security personnel requested by Brazilian ADUANA, ANAC’s Collegiate agreed to our claim and on April 28, 2020, ICAB was granted an amount of R$1.6 million to be deducted from future concession fees (loss of R$2.8 million, included under the denied claims). There are no other claims pending under ANAC’s jurisdiction.

As of June 30, 2019, claims in the amount of R$944.3 million were denied by the Brazilian ANAC.

ICAB hired external consultants in order to evaluate the convenience to initiate an arbitration or judicial proceeding regarding the denied claims. After joint evaluation, ICAB agreed that it is not advisable to move forward with arbitral or judicial proceedings due to the high level of risks and costs involved.

On November 17, 2015, ICAB was notified by ANAC about the end of the administrative proceeding regarding a penalty for the breach of the provision 10.1 c/c – 10.8 D of Annex 2 of the Brasilia Concession Agreement for not submitting the Quality Services Plan (“PQS”) within the provided deadline. According to ANAC’s criteria, the PQS has to be submitted on an annual basis, before each June 24 and 30 days before the annual readjustment of tariffs. In 2013, ICAB did not follow such criteria since ICAB understood that the deadline was October 23, 2013. Considering the foregoing, ANAC imposed a fine to ICAB of R$10.6 million. On March 9, 2016 ICAB brought this discussion to the judicial appreciation and on July 9, 2019, after several stages, the appeals court suspended the application of the fine until the matter is fully analyzed by such court.

On July 9, 2020, ICAB filed claims before the Brazilian ANAC in the total amount of R$216.8 million, requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the loss of income and drastic reduction of revenues due to an unforeseeable circumstance. A re-equilibrium in the amount of R$184.8 million was granted on November 25, 2020, which will be deducted from fixed concession fees.

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

In December 2018, Avianca, an airline that operated at the Brasilia Airport and Natal Airport, filed a request for judicial recovery. On December 10, 2018, approximately R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding. Additionally, ICAB filed a debt judicial collection against Avianca for the amount of R$7.2 million to recover the debt not included in the judicial recovery. On July 4, 2019, the Brazilian court judge granted ICAB the right to liquidate assets of Avianca located within the Brasilia Airport for a value equal to the total outstanding amount. On September 16, 2019, R$900,000 were recollected through such liquidation process while the outstanding amount is currently under the expert assessment to determine the assets value.

During 2020, Tribunal de Contas da União (TCU) instructed INFRAERO (ICAB’s shareholder) to conduct an audit on ICAB with respect to the contract Inframerica signed with Helvix (a joint venture between Helport and Engevix) for the major remodeling on the Brasilia Airport between 2012-2014, pursuant to the terms of the Brasilia Concession Agreement. On September 9, 2020, INFRAERO informed ICAB about the audit results and although no evidence of excessive pricing was found, INFRAERO mentioned the potential existence of certain irregularities in connection with the fourth amendment to the agreement. On September 22, 2020, Inframerica filed a response alleging the inexistence of the referred irregularities. INFRAERO is currently reviewing the document and a final determination about the case is still pending. If confirmed, Inframerica may be subject to fines from R$40 million to R$150 million.

Tax Proceedings

On September, 2014, ICAB initiated a lawsuit that disputes the legality of the Property and Urban Territorial Tax (IPTU) collected by the Federal District. On October, 2014, the judge granted a provisional decision by suspending the tax collection, and on April, 2015, a further ruling found the collection as unfounded.

The Federal District initiated a new lawsuit, demanding the payment of R$5 million on pending IPTU. On January 21, 2020, ICAB was notified about this new proceeding and on March of 2020, ICAB filed a response arguing that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. Many airports in Brasil are facing the same discussion. This lawsuit is pending as of the date of this annual report.

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

As of July 17, 2019, all claims totaling the amount of R$1.0 billion were denied by the Brazilian ANAC.

ICASGA hired external consultants in order to evaluate the convenience to initiate an arbitration or judicial proceeding regarding the denied claims. After joint evaluation, ICASGA agreed that it is not advisable to move forward with arbitral or judicial proceedings due to the high level of risks and costs involved.

On June 25, 2019, ICASGA filed a new independent claim in the total amount of R$12.1 million before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on extraordinaire expenditures on the renovation and correction of constructive mistakes of the airport landing strip (runway).

On July 9, 2020, ICASGA filed claims before the Brazilian ANAC in the total amount of R$27.8 million, requesting the economic re-equilibrium under the Natal Concession Agreement based on the losses and costs incurred in connection with the COVID-19 pandemic. The amount is based on the loss of income and drastic reduction of revenues due to an unforeseeable circumstance. A re-equilibrium in the amount of R$20.5 million was granted on November 25, 2020, which will be received through an increase of aeronautical tariffs.

On January 12, 2021, ANAC granted ICASGA economic re-equilibriums in the amount of R$8.8 million in connection with the landing strip renovation, to be received through the increase of boarding fees in 2021.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to contest the legality of the Property and Urban Territorial Tax (“IPTU”) collected by the City of São Gonçalo do Amarante. On January 18, 2018, the judge granted a provisional decision by suspending the tax collection, and on August 27, 2019, a further ruling found the collection as unfounded. The Municipality appealed and obtained a provisional decision, which allowed for the collection of such the tax up to the amount of approximately R$17.0 million. On December 11, 2019, ICASGA appealed said provisional decision, which was granted on May 27, 2020 and, consequently, the tax collection was suspended. On June 16, 2020 such appeal was denied. The tax collection remains suspended until trial by the State Court is completed.

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal. Therefore, the judgement dismissing the collection of the IPTU against ICASGA was confirmed. The Municipality can still file a final appeal before the Brazilian Supreme Court.

Peruvian Proceedings

Unilateral Termination of the Kuntur Wasi Concession

Agreement

In June 2014, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”), of which we are a 50% owner, was awarded the Kuntur Wasi Concession Agreement executed on July 4, 2014.

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

On September 11, 2017, CASA sent written notice to the Peruvian Government notifying of its non-compliance with certain obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between us (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to us.

On January 18, 2018, the Peruvian Government unilaterally terminated this treatment procedure without reaching an agreement. Pursuant to the Concession Agreement, negotiations should continue through an arbitration procedure.

On January 22, 2018, Kuntur Wasi answered such notification among others: (i) stating that the Concession Agreement was still in place pursuant to Section 15.8.7; (ii) listing the main contractual breaches incurred by the Government; and (iii) requiring the cure of such breaches, otherwise Kuntur Wasi could terminate the Concession Agreement.

After the 15-day term granted by Kuntur Wasi, the Government did not comply with its obligations and, therefore, Kuntur Wasi declared the termination of the Concession Agreement, as communicated to the Peruvian State on February 7, 2018.

On June 21, 2018, Kuntur Wasi filed the arbitration procedure request before CIADI, the competent authority, who answered the request assuming jurisdiction in Peru. On the same date, CASA also submitted to the CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

The arbitral court was already appointed and CIADI issued the final procedure and timeframe to be followed by all the involved parties (definitions on language, presentations, translations, experts and witness hearings, among other matters).

As of the date of this annual report: (a) Kuntur Wasi and CASA filed their memorial (complaint and presentations of both parties are already done. Certain preliminary issues regarding the hearings are pending to be resolved by the Arbitration tribunal. Both parties have agreed to carry out the process under rules of confidentiality.

Ecuadorian Proceedings

Tax Proceedings

On October 12, 2020, Ecuadorian tax authority “Servicio de Rentas Internas” (“SRI”) determined through Act No. D28-A50ADBC20-00000040, that TAGSA had to pay an amount of up to approximately U.S.$0.9 million with respect withholdings income tax practices for the year 2017. Pursuant to SRI, TAGSA should have made the withholdings on dividend payments corresponding to the shares of Corporación Aeroportuaria in the amount of approximately U.S.$0.9 million at source, on the basis that dividends were paid directly or through intermediaries to companies domiciled in tax havens, due to the fact that Luxembourg is considered a tax heaven in Ecuador.

On November 10, 2020, TAGSA filed an administrative complaint against such determination which was later on denied. After careful analysis, in order to challenge SRI´s criteria, on March 4, 2021, filed a judicial claim involving an amount of approximately U.S.$1.4 million.

Dividend Distribution Policy

The declaration and payment of future dividends to holders of our common shares will be at the discretion of the annual general meeting and/or our board of directors, in case of interim dividend distributions, and will depend upon many factors, including our financial condition, earnings, distributable profits, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any present or future indebtedness that we or they may incur. For further information regarding the restrictions on our ability to declare and pay dividends, see “Risk Factors—Our ability to pay dividends will be affected by restrictions under Luxembourg law,” “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Description of Indebtedness.”

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

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 32 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

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

On May 22, 2019 the stockholders of the Company, approved amendments to our articles of association to amend the following: (i) the convening procedure for general meetings; (ii) the signature power to sign extracts or copies of minutes of general meetings; (iii) the convening procedure for meetings of the Board; (iv) the signature power to sign extracts or copies of minutes of meetings of the Board; (v) the period during which certain documents shall remain available at the registered office of the Company prior to General Meetings; (vi) adjust a clerical inaccuracy and add a definition of “General Meeting.”

On October 23, 2020 and further to the share capital increase by an amount of U.S.$3,200,445 (three million two hundred thousand four hundred forty-five US dollars) through the use of the authorized share capital and the issuance of 3,200,445 (three million two hundred thousand four hundred forty-five) shares having a nominal value of U.S.$1 (one US dollar) each decided by the compensation committee of the Company on October 9, 2020, article 5.1 of the Articles of Association was amended so as to read as follows:

“5.1 Issued share capital

The share capital is set at one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven US dollars (U.S.$163,222,707), represented by one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven (163,222,797) shares having a nominal value of one US dollar (U.S.$1) each.”.

A copy of the articles of association, as amended, is furnished under Item 19, “Exhibits.”

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of the Grand Duchy of Luxembourg. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg (RCS) under the number B 174140. We were incorporated on December 14, 2012, under the name A.C.I. Airports International S.à r.l. The name changed to Corporación América Airports S.A. on September 14, 2017, upon conversion from a private limited liability company (société à responsabilité limitée) to a public limited liability company (société anonyme). Our registered office is currently located at 4, rue de la Grève L-1643 Luxembourg, Grand Duchy of Luxembourg.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Since our incorporation, other than a capital increase by the conversion of reserves and the recent capital increase in connection with the Management Plan (see “Compensation—Management Compensation Plan”), there have been no material changes to our share capital. We have not undergone any bankruptcy, receivership or similar proceedings.

Common Shares

Common shares are issued in registered form only and no certificates will be issued. The Company is entitled to treat the registered holder of any share as the absolute owner thereof and is not bound to recognize any equitable claim or other claim or interest in such share on the part of any other person.

Issuance of Common Shares

Our shareholders have authorized the board of directors to issue common shares up to the maximum amount of the authorized unissued share capital of the Company for a period of five years from the date of the deed granting such authorization (regardless of the date of its publication in the Luxembourg Official Gazette (Recueil électronique des sociétés et associations (RESA), which period may be renewed, to such persons, and on such terms and for such consideration as the board of directors may determine.

Our authorized share capital consists of 225,000,000 common shares with a nominal value of U.S.$1.00 per share, out of which 221,799,555 common shares with a nominal value of U.S.$1.00 are left. We have 163,222,707 common shares issued and outstanding shares, of which 2,610,445 are held as treasury shares. All of our issued and outstanding common shares are fully paid and the board of directors cannot call on or compel our shareholders to contribute additional amounts to the Company.

Pre-emptive Rights

In the event of any capital increase whether in cash or in kind, the holders of our common shares shall have pre-emptive rights to subscribe for additional common shares proportionally to their existing equity in our share capital, except as noted below. The exercise period for such pre-emptive rights is determined by the board of directors, but must be at least 14 days from the date of the publication of the offering in the RESA and a journal published in Luxembourg. If holders of common shares do not elect to exercise their pre-emptive rights, the other holders of pre-emptive rights shall benefit from secondary pre-emptive subscription rights for unsubscribed shares; provided, however, that the general meeting (or the board of directors, as authorized by the general meeting) may limit or withdraw such pre-emptive subscription rights in accordance with applicable law and our articles of association. The board of directors is also authorized for a period of five years commencing on January 19, 2018, to cancel or limit the pre-emptive rights of the shareholders in accordance with our articles of association and in connection with the issuance of shares (i) for payment in cash or in kind, or (ii) in connection with a conversion of profits and reserves (including share premium).

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

Amendments of the Articles of Association

Except where our articles of association authorize the board of directors to approve an increase in share capital, approve a redemption and subsequent cancellation of shares l and change the registered office and subsequently record such change in the presence of a Luxembourg notary, our articles of association require a special resolution approved at an extraordinary general shareholders meeting to amend the articles of association. The agenda of the extraordinary general shareholders meeting must indicate the proposed amendments to the articles of association. Any resolutions to amend the articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law. Resolutions to amend the articles of association may only be passed in a general meeting where at least one half of the share capital is represented, and the agenda indicates the proposed amendments to the articles of association, and the text of those which pertain to the purpose or the form of the Company. If the required quorum is not obtained, a second general meeting may be convened by an announcement filed with the RCS and published in the RESA and in a Luxembourg newspaper at least 15 days before the relevant meeting which shall deliberate validly regardless of the proportion of the capital represented. The applicable majority for both meetings shall be 66.67% of all votes validly cast

Variation of Share Rights

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

Executive Committee

The management of the Company is delegated to an executive committee consisting of a minimum of four members designated from time to time by the board of directors. The executive committee has the broadest powers possible under Luxembourg law and remains under the supervision and control of the board of directors.

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

The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will be filed with the RCS.

C.	MATERIAL CONTRACTS

We have not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

D.	EXCHANGE CONTROLS

None.

E.	TAXATION

The following is a summary of the material Luxembourg, U.S. and Argentine federal income tax consequences of the ownership and disposition of our common shares by persons addressed herein.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 24.94% for the fiscal year ending on December 31, 2020 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenue), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates and all deductible expenses of the Company will be deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

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

An Eligible Parent includes (a) a collective entity resident in a European Union (EU) Members State covered by Article 2 of Directive 2011/96/EU of November 30, 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different EU Member States, as amended (the “EU Parent-Subsidiary Directive”) and which are not excluded to benefit from the EU Parent-Subsidiary Directive under its mandatory anti-abuse rule (“GAAR”) provided for by Council Directive 2015/121/EU, as implemented in Luxembourg, or a Luxembourg permanent establishment thereof, (b) a collective entity resident in a State having a double tax treaty with Luxembourg and subject to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such entity, (c) a joint-stock company or a cooperative company resident in the European Economic Area (EEA) other than an EU Member State and liable to a tax corresponding to Luxembourg corporate income tax or a Luxembourg permanent establishment of such company or (d) a Swiss joint-stock company which is effectively subject to corporate income tax in Switzerland without benefiting from an exemption or (e) a fully taxable Luxembourg resident collective entity or (f) the Luxembourg State, a Luxembourg municipality, an association of a Luxembourg municipality or an operation of Luxembourg public-law entity, (g) a permanent establishment of an entity referred to at letters (a), (e) or (f) above. No withholding tax is levied on capital gains and liquidation proceeds.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”) final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date of this annual report and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares:

•	that is for U.S. federal income tax purposes one of the following:

o	an individual citizen or resident of the United States;

o	a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

o	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

o	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;

•	who holds the common shares as capital assets for U.S. federal income tax purposes;

•	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and

•	whose holding is not effectively connected with a business carried on through a permanent establishment in Luxembourg.

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

Information reporting and backup withholding

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Holders that hold certain specified foreign financial assets in excess of U.S.$50,000 are subject to U.S. return disclosure obligations (and related penalties). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial.

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

The tax reform imposes, among other things, a capital gains tax on the sale or transfer by non-Argentine residents of shares or other participations in foreign entities when the following two conditions are met: (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity. The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. However, this rate may be reduced for residents of certain jurisdiction with whom Argentina concluded a treaty for the avoidance of double taxation in force at the time of the tax event. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform.

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

As of December 31, 2020, our foreign currency-denominated borrowings amounted to an equivalent of U.S.$556.5 million, out of a total of U.S.$1,344.8 million. We do not hedge because a large percentage of our revenues are in U.S. dollars or linked to the U.S. dollar.

Of our total revenue for the years ended December 31, 2020, 2019 and 2018, a substantial amount was in U.S. dollars or was linked to the U.S. dollar because, for example, the revenues are calculated as a percentage of the total revenues of duty-free and other subconcessionaires generated in U.S. dollars.

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

We have significant monetary balances held by our subsidiaries at the end of each fiscal year that are denominated in currencies other than the functional currency of such subsidiaries. The following table sets forth a breakdown of our main monetary net assets and liabilities which may impact our profit and loss:

Currency Exposure/Functional Currency

	For the Year Ended December 31,
	2020	2019	2018
	(in thousands of U.S.$)
U.S. dollar/Argentine peso	(507,684)	(404,260)	(279.334)
Real/U.S.dollar	(181)	(687)	-
U.S.dollar/Armenian dram	(18,053)	(24,359)	(27,300)
Euro/Armenian dram	(16,671)	(9,686)	(29,456)
U.S.dollar/Euro	2,786	170	27,304
Euro/Argentine peso	(5,829)	(6,745)	-
Uruguayan peso/U.S.dollar	(594)	(3,148)	(7,745)

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

The relevant exposure by currency pair is set forth below in thousands of U.S. dollars:

U.S. dollar—Euro: As of December 31, 2020, 2019 and 2018, consisting primarily of euro-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries and Luxembourg entities in which the functional currency was the U.S. dollar. A change of 1.0% in the euro—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$27.9 for the year ended December 31, 2020, U.S.$1.7 for the year ended December 31, 2019 and U.S.$273.0 for the year ended December 31, 2018.

Uruguayan peso—U.S. dollar: As of December 31, 2020, 2019 and 2018, consisting primarily of Uruguayan peso-denominated net monetary assets and liabilities at certain Uruguayan subsidiaries in which the functional currency was the U.S. dollar. A change of 1.0% in the URU$/U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$5.9 for the year ended December 31, 2020, U.S.$31.5 for the year ended December 31, 2019 and U.S.$77.5 for the year ended December 31, 2018.

U.S. dollar—Argentine peso: As of December 31, 2020, 2019 and 2018, consisting primarily of U.S. dollar- denominated net monetary assets and liabilities at certain Argentine subsidiaries in which the functional currency was the Argentine peso. A change of 3.0% in the AR$—U.S.$ exchange rate in real (inflation-adjusted) would have generated a pre-tax gain/loss of U.S.$15,230.5 for the year ended December 31, 2020, U.S.$4,042.6 for the year ended December 31, 2019 and U.S.$2,793.3 for the year ended December 31, 2018, considering for both years a change in 1% in the AR$- U.S.$ exchange rate

U.S. dollar —Armenian dram: As of December 31, 2020, 2019 and 2018, consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the drams—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$180.5 for the year ended December 31, 2020, U.S.$243.6 for the year ended December 31, 2019, and U.S.$273.0 for the year ended December 31, 2018.

Euro—Armenian dram: As of December 31, 2020, 2019 and 2018, consisting primarily of euro-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the euro-Armenian dram exchange rate would have generated a pre-tax gain/loss of U.S.$166.7 for the year ended December 31, 2020, U.S.$96.9 for the year ended December 31, 2019 and U.S.$294.6 for the year ended December 31, 2018.

Real-U.S. dollar: As of December 31, 2020, 2019 and 2018, consisting primarily of Real-denominated net monetary asset at certain Brazilian subsidiaries which functional currency was the U.S. dollar. A change of 1% in the Real/ USD exchange rate would have generated a pre-tax gain/loss of U.S.$1.8 for the year ended December 31, 2020, U.S.$6.9 for the year ended December 31, 2019 and U.S.$0 as of December 31, 2018.

Euro-Argentine Peso: As of December 31, 2020, consisting primarily of Euro-dominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency was the Argentine Peso. A change of 3% in the Euro/AR$ exchange rate in real (inflation-adjusted) would have generated a pre-tax gain/loss of U.S.$174.9 for the year ended December 31, 2020, U.S.$67.5 for the year ended December 31, 2019 and U.S.$0 as of December 31, 2018, considering for both years a variation of 1% in the Euro/AR$ exchange rate.

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

The weighted average variable interest rate for our debt instruments denominated in Argentine pesos, euros and Brazilian reais was approximately 7.8% for the year ended December 31, 2020, 7.3% for the year ended December 31, 2019 and 8.6% for the year ended December 31, 2018. Our total borrowings with a variable rate amounted to U.S.$526.0 million (39.1% of total borrowings) for the year ended December 31, 2020, U.S.$460.6 million (38.1% of total borrowings) for the year ended December 31, 2019 and to U.S.$435.0 million (38.6% of total borrowings) for the year ended December 31, 2018. We estimate that, other factors being constant, a 10% increase in floating rates at year-end would decrease income before income tax expense for the years ended December 31, 2020, 2019 and 2018 by U.S.$3.4 million, U.S.$4.2 million and U.S.$5.0 million, respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2020.

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

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation and as set forth in its report dated March 30, 2021, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2020. The effectiveness of CAAP’s internal control over financial reporting as of December 31, 2020 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

C.	ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2020, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-1 of our Audited Consolidated Financial Statements herein.

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

Fees Paid to the Company’s Principal Accountant

In 2020, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2020 and 2019 are detailed below:

	For the Year Ended December 31
	2020	2019
Audit fees	1,633	2,022
Audit related fees	240	32
Tax fees	97	73
All other fees	90	37
Total	2,064	2,164

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

All other fees

All other fees were paid for specific minor professional services not related to the above categories.

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2020 and the fees paid for such services

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

Item 18.	FINANCIAL STATEMENTS

(1)       Financial Statements

Corporación América Airports S.A.
Audited Consolidated Financial Statements

Item 19.	EXHIBITS

(b)	List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1.	Amended Articles of Association of Corporación América Airports S.A., as amended in October 2020.
2.2	Description of Securities.
4.1	Technical Conditions of Extension to the AA2000 Concession Agreement
8.1.	List of Subsidiaries.
12.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2.	Certification of Raúl Guillermo Francos, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2.	Certification of Raúl Guillermo Francos, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	iXBRL Taxonomy Extension Schema Document.
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓNAMERICAAIRPORTSS.A.

	By:	/s/ Martín Francisco Antranik Eurnekian
	Name:	Martín Francisco Antranik Eurnekian
	Title:	Chief Executive Officer

	By:	/s/ Raúl Guillermo Francos
	Name:	Raúl Guillermo Francos
	Title:	Chief Financial Officer

Dated: April 9, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Concession Assets and Goodwill’s Impairment Assessment

As described in Notes 2.D, 2F(a) and 12 to the consolidated financial statements, the Company’s consolidated concession assets and goodwill balance was $2,614 million at December 31, 2020. Management conducts an impairment test on goodwill as of December 31 of each year and conducts an impairment test on concession assets and goodwill if events or circumstances indicate that the carrying value of the concession assets and goodwill may be impaired. Potential impairment is identified by comparing the value in use of each Cash Generating Unit (CGU) to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for each CGU included significant judgments and assumptions relating to passenger growth rates, fees, future operating expenses, and the discount rate.

The principal considerations for our determination that performing procedures relating to the concession assets and goodwill impairment assessment is a critical audit matter are there was significant judgment by management when developing the value in use measurement of each CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including passenger growth rates, fees, future operating expenses, and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s concession assets and goodwill impairment assessment. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including passenger growth rates, fees, future operating expenses, and the discount rate. Evaluating management’s assumptions related to passenger growth rates and future operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s discounted cash flow model and certain significant assumptions, including the discount rate.

Covid-19 impact on the Company’s liquidity

As described in Note 1 to the consolidated financial statements, in March 2020, the World Health Organization classified the outbreak of Covid-19 as a pandemic. The nature of Covid-19 led to worldwide shutdowns and halting of commercial and interpersonal activity and several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period. Company’s revenue is highly dependent on levels of air traffic. Passenger traffic in their airports is composed of international, domestic and transit passengers. For the year ended December 31, 2020, consolidated revenues amount to $607.4 million and decreased by 61% in comparison with year ended December 31, 2019.The management developed a strategy and implemented a number of actions aiming to mitigate the negative impact of the Covid-19 virus, regarding to reducing personnel expenses including salary reductions, reducing maintenance and other operating expenses, renegotiation of concession fees payments, mandatory capex, increasing tariffs and cancelling all non-mandatory capital investments and obtaining a deferral of principal and interest payments of debt and obtaining additional funding. Depending on the duration of the Covid-19 crisis and continued negative impact on economic activity, the Company may experience further negative results and liquidity constraints. Based on these actions and assumptions regarding the impact of COVID-19, and considering the Company’s available liquidity including cash and cash equivalents of $281 million as of December 31, 2020, management has concluded that after implementing the above cash conservation strategies, the Company’s current financial resources, coupled with cash generation from operations, are sufficient to fund its liquidity requirements for the next twelve months.

The principal considerations for our determination that performing procedures relating to the impact of COVID-19 on the Company’s liquidity is a critical audit matter are the significant judgment by management when developing their liquidity analysis; this in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s liquidity analysis, including the assumptions related to (i) passenger growth rate, (ii) future operating expenses during the pandemic; (iii) concession fee payments, mandatory and non-mandatory capital expenditures and (iv) liquidity requirements for financing costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s liquidity analysis. These procedures also included, among others, testing management’s process for projecting liquidity requirements for the twelve months after the date the financial statements are issued and their disclosure in the consolidated financial statements; testing the completeness, accuracy, and relevance of underlying data and assumptions used in the projected liquidity analysis and its consistency with data and assumptions within models used in the impairment test; and evaluating the significant assumptions used by management, including passenger growth rates, future operating expenses, capital expenditures and liquidity requirement for financing cost. Evaluating management’s assumptions related to passenger growth rates and future operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data among other, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/ Price Waterhouse & Co. S.R.L.

______________________

/s/ Miguel Angel Urus

Partner

Buenos Aires, Argentina

March 30, 2021

We have served as the Company's auditor since 2017.

Management’s Annual Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the effectiveness of CAAP Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the CAAP Group’s internal control over financial reporting was effective as of December 31, 2020. The effectiveness of CAAP Group’s internal control over financial reporting as of December 31, 2020 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

March 30, 2021

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Raúl Guillermo Francos
Name: Martín Francisco Antranik Eurnekian		Name: Raúl Guillermo Francos
Title: Chief Executive Officer		Title: Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2020 and 2019
and for the years ended December 31, 2020, 2019 and 2018

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L – 1643 Luxembourg

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

	Notes	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue	5	607,356	1,558,640	1,426,145
Cost of services	6	(653,583)	(1,138,425)	(971,425)
Gross (loss) / profit		(46,227)	420,215	454,720
Selling, general and administrative expenses	7	(101,775)	(168,291)	(171,899)
Impairment loss	12	(62,268)	(42,801)	-
Other operating income	8	54,105	17,259	20,207
Other operating expense		(7,533)	(2,747)	(4,054)
Operating (loss) / income		(163,698)	223,635	298,974
Share of loss in associates	10,15	(6,159)	(5,353)	(4,146)
(Loss) / Income before financial results and income tax		(169,857)	218,282	294,828
Financial income	9	35,697	51,889	76,281
Financial loss	9	(215,496)	(233,521)	(331,147)
Inflation adjustment	9	(26,532)	(25,391)	(36,460)
(Loss) / Income before income tax		(376,188)	11,259	3,502
Income tax	11	14,295	(17,079)	(14,101)
Loss for the year		(361,893)	(5,820)	(10,599)
Attributable to:
Owners of the parent		(253,053)	9,099	7,125
Non-controlling interest		(108,840)	(14,919)	(17,724)
		(361,893)	(5,820)	(10,599)

Earnings per share attributable to the owners of the parent	30

Weighted average number of shares (thousands)		160,022	160,022	158,848

Basic and diluted earnings per share		(1.58)	0.06	0.04

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Loss for the year		(361,893)	(5,820)	(10,599)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation		(188)	(208)	277

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	15	(541)	35	(1,150)
Currency translation adjustment		(32,564)	(24,847)	(247,712)
Other comprehensive loss for the year, net of income tax		(33,293)	(25,020)	(248,585)
Total comprehensive loss for the year		(395,186)	(30,840)	(259,184)
Attributable to:
Owners of the parent		(278,306)	(4,295)	(154,213)
Non-controlling interest		(116,880)	(26,545)	(104,971)
		(395,186)	(30,840)	(259,184)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated STATEMENT OF FINANCIAL POSITION

	Notes	At December 31, 2020	At December 31, 2019
ASSETS
Non-current assets
Intangible assets, net	12	2,616,484	3,002,121
Property, plant and equipment, net	13	80,833	79,612
Right-of-use asset	14	13,448	8,380
Investments in associates	15	5,336	9,929
Other financial assets at fair value through profit or loss	20	3,614	3,309
Other financial assets at amortized cost	20	2,609	2,494
Deferred tax assets	16	73,038	147,475
Other receivables	17	89,962	119,954
Trade receivables	19	334	1,326
		2,885,658	3,374,600
Current assets
Inventories	18	8,015	11,302
Other financial assets at fair value through profit or loss	20	53,347	17,341
Other financial assets at amortized cost	20	20,554	66,413
Other receivables	17	79,550	101,676
Current tax assets		18,415	10,311
Derivative financial instruments		-	27
Trade receivables	19	59,081	104,877
Cash and cash equivalents	21	281,031	195,696
		519,993	507,643
Total assets		3,405,651	3,882,243

EQUITY	25
Share capital		163,223	160,022
Share premium		183,430	180,486
Treasury shares		(6,145)	-
Free distributable reserve		378,910	385,055
Non-distributable reserve		1,358,028	1,351,883
Currency translation adjustment		(417,272)	(392,101)
Legal reserves		176	176
Other reserves		(1,321,142)	(1,324,887)
Retained earnings		150,202	403,255
Total attributable to owners of the parent		489,410	763,889
Non-controlling interests		315,876	434,725
Total equity		805,286	1,198,614

LIABILITIES
Non-current liabilities
Borrowings	22	1,128,407	1,033,221
Deferred tax liabilities	16	171,289	233,115
Other liabilities	23	728,746	848,410
Lease liabilities	14	10,207	5,783
Trade payables	24	9,162	798
		2,047,811	2,121,327
Current liabilities
Borrowings	22	216,410	175,123
Other liabilities	23	180,813	230,122
Lease liabilities	14	3,477	3,144
Current tax liabilities		1,002	5,156
Trade payables	24	150,852	148,757
		552,554	562,302
Total liabilities		2,600,365	2,683,629
Total equity and liabilities		3,405,651	3,882,243

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Consolidated statement of changes in equity

		Attributable to owners of the parent
	Share Capital	Share Premium	Treasury Shares	Free Distributable Reserves	Non- Distributable Reserves	Legal Reserves	Currency Translation Adjustment	Other Reserves	Retained Earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2020	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the year	-	-	-	-	-	-	-	-	(253,053)	(253,053)	(108,840)	(361,893)
Capital Increase (Note 25a and 25b)	3,201	2,944	(6,145)	(6,145)	6,145	-	-	-	-	-	-	-
Share-based payments reserve (Note 25c)	-	-	-	-	-	-	-	1,800	-	1,800	-	1,800
Other comprehensive loss for the year	-	-	-	-	-	-	(25,171)	(82)	-	(25,253)	(8,040)	(33,293)
Changes in non-controlling interests (Note 25e)	-	-	-	-	-	-	-	2,027	-	2,027	(1,969)	58
Balance at December 31, 2020	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Balance at January 1, 2019	160,022	180,486	-	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Shareholders contributions (Note 25e)	-	-	-	-	-	-	-	-	-	-	27,506	27,506
Income / (Loss) for the year	-	-	-	-	-	-	-	-	9,099	9,099	(14,919)	(5,820)
Other comprehensive loss for the year	-	-	-	-	-	-	(13,298)	(96)	-	(13,394)	(11,626)	(25,020)
Changes in non-controlling interests (Note 25e)	-	-	-	-	-	-	-	(60)	-	(60)	(20,689)	(20,749)
Balance at December 31, 2019	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Balance at January 1, 2018	1,500,000	-	-	385,055		2	(217,300)	(1,344,008)	138,034	461,783	335,359	797,142
Adjustment on adoption of IFRS 9 (net of tax)	-	-	-	-	-	-	-	-	2,356	2,356	542	2,898
Adjustment on initial application of IAS 29 (Note 2.X)	-	-	-	-	-	-	-	-	246,815	246,815	196,408	443,223
Adjusted balance at January 1, 2018	1,500,000	-	-	385,055	-	2	(217,300)	(1,344,008)	387,205	710,954	532,309	1,243,263
Shareholders contributions (Note 25e)	-	-	-	-	-	-	-	-	-	-	43,703	43,703
Income/(loss) for the year	-	-	-	-	-	-	-	-	7,125	7,125	(17,724)	(10,599)
Transfer to legal reserve	-	-	-	-	-	174	-	-	(174)	-	-	-
Reverse stock split (Note 25a)	(1,351,883)	-	-	-	1,351,883	-	-	-	-	-	-	-
Initial Public Offering (Note 25a and 25b)	11,905	180,486	-	-	-	-	-	-	-	192,391	-	192,391
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	(161,503)	165	-	(161,338)	(87,247)	(248,585)
Changes in non-controlling interests (Note 25c and 25e)	-	-	-	-	-	-	-	19,112	-	19,112	(16,588)	2,524
Balance at December 31, 2018	160,022	180,486	-	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Cash flows from operating activities
Loss for the year		(361,893)	(5,820)	(10,599)
Adjustments for:
Amortization and depreciation	12,13,14	200,788	182,270	175,829
Deferred income tax	11	(13,805)	(31,346)	(24,999)
Current income tax	11	(490)	48,425	39,100
Share of loss in associates	10	6,159	5,353	4,146
Impairment loss	12	62,268	42,801	-
Loss / (Gain) on disposals of property, plant and equipment and intangible assets		932	(16)	3,170
Unpaid concession fees		47,467	47,658	45,581
Low value, short term and variable lease payments	14	(1,031)	(2,831)	-
Changes in liability for concessions	9	69,737	88,488	86,331
Share-based compensation expenses	29	1,800	-	-
Interest expense	9	99,018	92,687	96,301
Other financial results, net		(14,611)	(36,210)	(22,467)
Net foreign exchange	9	25,022	37,390	91,434
Government grants		(46,701)	-	-
Other accruals		5,037	22,763	4,027
Inflation adjustment		26,598	41,032	35,901
Acquisition of Intangible assets	12,28	(128,429)	(353,725)	(206,622)
Income tax paid		(11,126)	(45,213)	(45,664)
Changes in working capital	28	34,098	(153,419)	(79,808)
Net cash provided by / (used in) operating activities		838	(19,713)	191,661

Cash flows from investing activities
Cash contribution in associates	15	(2,170)	(4,425)	(2,907)
Acquisition of other financial assets		(54,491)	(103,421)	(76,671)
Disposals of other financial assets		67,736	110,005	39,406
Purchase of Property, plant and equipment	13	(8,951)	(17,117)	(11,139)
Acquisition of Intangible assets	12	(576)	(960)	(1,176)
Loans with related parties		-	4,157	(3,349)
Proceeds from sale of Property, plant and Equipment		11	23	49
"Piana di Castello" land advance		-	-	(3,583)
Others		63	(408)	185
Net cash provided by / (used in) investing activities		1,622	(12,146)	(59,185)
Cash flows from financing activities
Proceeds from cash contributions	25	-	27,506	43,703
Additional acquisitions in subsidiaries	25	-	-	(40,731)
Disposal of partial interest in subsidiaries	25	-	-	56,638
Proceeds from borrowings	22	224,310	196,977	194,546
Initial Public Offering		-	-	195,601
Initial Public Offering expenses paid		-	-	(5,495)
Release of guarantee deposits		-	-	92,913
Leases payments	14	(3,979)	(5,130)	-
Loans paid	22	(71,466)	(90,457)	(517,253)
Interest paid	22	(41,149)	(78,832)	(70,637)
Debt renegotiation expenses	22	(10,975)	-	-
Debt renegotiation premium	9	(4,690)	-	-
Guarantee deposit		(1,509)	(3,007)	-
Dividends paid to non-controlling interests in subsidiaries		(1)	(22,482)	(14,965)
Net cash provided by/ (used in) financing activities		90,541	24,575	(65,680)

Increase / (Decrease) in cash and cash equivalents		93,001	(7,284)	66,796
Cash and cash equivalents
At the beginning of the year	21	195,696	244,865	221,601
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(7,666)	(41,885)	(43,532)
Increase / (Decrease) in cash and cash equivalents		93,001	(7,284)	66,796
At the end of the year	21	281,031	195,696	244,865

Information of non-cash transactions has been disclosed in Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Index TO the notes to the consolidated financial statements

1	General information and significant event of the year
2	Basis of presentation and accounting policies
3	Financial risk management
4	Segment information
5	Revenue
6	Cost of services
7	Selling, general and administrative expenses
8	Other operating income
9	Financial results, net
10	Share of results in associates
11	Income tax
12	Intangible assets, net
13	Property, plant and equipment, net
14	Leases
15	Investments in associates
16	Deferred income tax
17	Other receivables
18	Inventories
19	Trade receivables
20	Other financial assets
21	Cash and cash equivalents
22	Borrowings
23	Other liabilities
24	Trade payables
25	Equity
26	Contingencies, commitments and restrictions on the distribution of profits
27	Related party balances and transactions
28	Cash flow disclosures
29	Share-based payments
30	Earnings per share
31	Restricted net assets
32	Subsequent events
33	Condensed financial information of the Company

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information and significant event of the year

1.1 General Information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

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

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

These consolidated financial statements have been approved for issuance by the Company on March 30, 2021.

1.2 Significant event of the year - Covid-19 pandemic

In March 2020, the World Health Organization classified the outbreak of Covid-19 as a pandemic. The nature of Covid-19 led to worldwide shutdowns and halting of commercial and interpersonal activity and several governments around the world, including Latin American governments, rapidly implemented drastic measures to contain the spread, including but not limited the closing of borders and prohibition of travel to and from certain parts of the world for a time period. Specifically, the governments and transportation authorities in the majority of the CAAP’s countries of operations have issued flight restrictions some of which were still in force as of December 31, 2020.

The Covid-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations.

Depending on how the situation evolves, governments may impose tougher measures including extending travel bans for longer periods or to reverse flight restrictions partially lifted. In addition, concerns about the Coronavirus have negatively impacted travel demand (and therefore the Company’s business) generally.

In 2020, CAAP passenger traffic was down 70% compared to the same period in 2019 with 25.2 million passengers served (84.2 passengers served in 2019).

The decrease in activity has significant impacts on the Group's Consolidated Financial Statements as of December 31, 2020. The main impacts are disclosed in Note 1.2.2.

1.2.1 CAAP’s actions taken and response to Covid-19 crisis

In this context, CAAP formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including reductions in operating costs while maintaining quality and safety standards. The Company maintains conversations with the relevant regulatory agencies and aviation and transportation authorities, in each of its countries of operations, to review mitigation measures as it navigates this unprecedented environment.

The Company developed a four-pronged strategy and continues implementing a number of actions aiming to mitigate the negative impact of the Covid-19 virus on its business, as follows:

•	Employees and passengers: The Company enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. As travel bans are lifted and commercial flights resume across all countries, CAAP developed and established customized protocols to ensure the maximum health standards across the Company’s airport network. These protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through our airports.

•	Cost controls and cash preservation measures: CAAP introduced reductions in operating costs by:

-	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies and personnel layoffs due to downsizing of operations.
-	Reducing maintenance and other operating expenses while maintaining the quality and safety standards, required to support the minimum level of operations.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information and significant event of the year (Cont.)

1.2 Significant event of the year - Covid-19 pandemic (Cont.)

1.2.1 CAAP’s actions taken and response to Covid-19 crisis (Cont.)

The Company has also aggressively managed working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program beginning April 2020.

▪	Negotiations with regulatory bodies and government support: The Company has been involved in discussions with regulatory agencies to renegotiate concession fees payments aligned to the current environment, see further information in Note 23.

▪	Concession agreements compensations: Under the concession contracts framework, the amounts and mechanisms for compensation have been and are being negotiated with authorities and include generally a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof. The Company is engaged in these processes that require going through administrative regulatory channels. Please refer to Note 8 and 26.b) for additional information.

▪	Financial position and liquidity: As cash preservation is a critical focus, the Company has taken the following measures:

-	Cancelling all non-mandatory capital investments and deferring non-priority projects.
-	Implementing a set of cost control measures to reduce operating expenses and negotiate payment terms with the suppliers to limit additional cash outflows.
-	Obtaining a deferral of principal and interest payments of debt and obtaining additional funding, see further information in Note 22.
-	Suspending dividends to be disbursed in 2020 on concessions in Italy and Ecuador.

As a result of the above and considering that the Covid-19 pandemic is complex and its evolution is uncertain, the full extent to which the Coronavirus will impact the Company’s business, results of operations, financial position and liquidity is unknown.

Despite this unknown impact, management continues monitoring the Group’s performance through passengers’ evolution, cost monitoring, liquidity projections and scenario planning. The result of this continued review will determine the persistence of the four-pronged strategy. These processes require the use of various internal and external reference points for its projections including estimates from industry associations such as the Airport Council International (“ACI”) and the International Air Transport Association (“IATA”), which expect to see signs of recovery towards the second half of 2021 following Covid-19 vaccination campaigns.

1.2.2 Covid-19 Impact on the Group's consolidated financial figures

The decline in passengers and air traffic severely impacted the Group's consolidated financial figures and in particular as follows:

▪	Revenue

CAAP’s revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. As of December 31, 2020, revenues amount to USD 607.4 million and decreased by 61% in comparison to December 31, 2019. This decrease concerns all Group's operating segments.

▪	Cost of services

Cost of services decrease 43% in comparison to the year ended December 31, 2019, primarily due to the decrease in construction service cost derived from the reduction of non-mandatory capital expenditures in connection with the cash preservation measure implemented and the decrease in maintenance expenses due to reduction in maintenance required to support the lower level of operations.

Other cost controls measures, together with government support programs towards employees, made it possible to reduce salaries and social security contributions costs in 2020 compared to 2019.

▪	Operating loss

Considering gross loss as explained above, decrease in operating loss mainly includes USD 66.5 million decrease in selling, general and administrative expenses due to cost controls, USD 36.8 million increase in other operating income mainly due to governments grants obtained and USD 19.5 million increase from impairment losses.

▪	Intangible assets and deferred tax assets

As the decline in air traffic situation following flight restrictions in force as from March 2020 was identified as an impairment indicator, the Group carried out impairment tests across all of its business operational segments, see further information and results in Note 12 and 16.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information and significant event of the year (Cont.)

1.2 Significant event of the year - Covid-19 pandemic (Cont.)

1.2.2 Covid-19 Impact on the Group's consolidated financial figures (Cont.)

▪	Trade receivables

The Group closely monitored its trade receivables to anticipate mitigation initiatives to protect the collectability of such receivables. From the beginning of the crisis, the Group immediately focused on the collection of customers’ debts (mainly airlines) and payment behavior with a view to mitigate the impact of the expected credit losses. See further information in Note 3.A.(iii).

▪	Borrowings

To boost its liquidity, the Group renegotiated outstanding debts with a view to defer principal and interest payments and also obtained additional funding, see further information in Note 22.

Additionally, the Group actively monitors covenants compliance and, in the context of the Covid-19 pandemic, has paid particular attention to borrowings agreements that could give rise to risk of non-compliance in the upcoming months. Based on the track record of successful negotiations with financial institutions, the Group expects to obtain, if required, additional waivers.

Depending on the duration of the Covid-19 crisis and continued negative impact on economic activity, the Company may experience further negative results and liquidity constraints. Therefore, the Company continues to assess the evolution of the Covid-19 virus outbreak in order to identify the unforeseen potential effects that could alter its business and performance. These Consolidated Financial Statements reflect the impact of these events and current market conditions and considers that, even in this exceptional and uncertain context that significantly impacts the Group’s financial figures, the Group’s current financial resources, coupled with cash generation from operations, are sufficient to fund its liquidity requirements for the next twelve months.

All these measures and initiatives adopted enable the Company to present its consolidated financial statements under the going concern assumption.

2 Basis of presentation and accounting policies

A. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the IASB.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

A. Summary of significant accounting policies (Cont.)

New and amended standards adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing on January 1, 2020:

- Definition of Material – amendments to IAS 1 and IAS 8

- Definition of a Business – amendments to IFRS 3

- Revised Conceptual Framework for Financial Reporting

- Interest Rate Benchmark Reform – amendments to IFRS 7, IFRS 9 and IAS 39

The group also elected to adopt the following amendment early commencing on June, 1, 2020:

- Covid-19-related Rent Concessions – amendments to IFRS 16

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

During the period ended December 31, 2019, the group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2019:

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

New and amended standards not yet adopted for CAAP

Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2020 reporting periods and have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B       Group accounting policies (Cont.)

(2)       Associates

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

(3)       List of Subsidiaries

Detailed below are the subsidiaries of the Company which have been consolidated in the Consolidated Financial Statements. The percentage of ownership refers to the direct and indirect ownership of CAAP in their subsidiaries at each period-end.

Holdings companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2020	2019	2018
Abafor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI Airport Sudamérica S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (“AIA”) (1)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Cargo & Logistics S.A. (1) (8)	Argentina	Argentine pesos	Holding company	81.81%	81.49%	81.49%
CASA Aeroportuaria S.A. (2)	Argentina	Argentine pesos	Holding company	-	-	99.98%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A. (2)	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporación América Italia S.p.A.	Italy	Euros	Holding company	75.00%	75.00%	75.00%
Corporación América S.A. (8)	Argentina	Argentine pesos	Holding company	95.80%	95.37%	95.37%
Corporación América Sudamericana S.A. (8)	Panamá	U.S. dollars	Holding company	95.12%	94.69%	94.69%
DICASA Spain S.A.U. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
Inframerica Participaçoes S.A. (1)	Brazil	Brazilian real	Holding company	99.97%	99.97%	99.96%
Yokelet S.L.	Spain	Euros	Holding company	100.00%	100.00%	100.00%

(1) These companies do not have relevant net assets other than the share of ownership in the operating companies included in the table below.

(2) These companies were merged on June 30, 2019.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B       Group accounting policies (Cont.)

(3)       List of Subsidiaries (Cont.)

Operating companies

	Country of			Percentage of ownership at December 31,
Company	incorporation	Local currency	Main activity	2020	2019	2018
ACI do Brasil S.A.	Brazil	Brazilian real	Service company	99.99%	99.99%	99.99%
Aerocombustibles Argentinos S.A. (8)	Argentina	Argentine pesos	Fueling company	93.40%	92.98%	92.98%
Aeropuerto de Bahía Blanca S.A. (8)	Argentina	Argentine pesos	Airports Operation	81.43%	81.06%	81.06%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (3) (8)	Argentina	Argentine pesos	Airports Operation	81.62%	81.29%	81.29%
Aeropuertos del Neuquén S.A. (8)	Argentina	Argentine pesos	Airports Operation	74.44%	74.10%	74.10%
Armenia International Airports C.J.S.C. (9)	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
CAAirports International Services S.A. (formerly Caminos Viales S.A.)	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Consorcio Aeropuertos Internacionales S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A. (8)	Argentina	Argentine pesos	Fuel plants	76.64%	76.29%	76.29%
Inframerica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)	Brazil	Brazilian real	Airports Operation	50.98%	50.98%	50.98%
Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	Brazil	Brazilian real	Airports Operation	99.98%	99.98%	99.98%
Paoletti América S.A. (4) (8)	Argentina	Argentine pesos	Service company	40.81%	40.65%	40.65%
Puerta del Sur S.A.	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A. (8)	Argentina	Argentine pesos	Service company	81.72%	81.39%	81.39%
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (5)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A. (8)	Argentina	Argentine pesos	Service company	57.13%	56.91%	56.91%
Toscana Aeroporti S.p.A. (6) (7)	Italy	Euros	Airports Operation	46.71%	46.71%	46.71%
Villalonga Furlong S.A. (8)	Argentina	Argentine pesos	Service company	81.83%	81.50%	81.50%

(3) Includes a 9.35% direct interest of Cedicor S.A. in AA2000, acquired by Cedicor S.A. in 2011. This participation was subject to the authorization by the Argentine National Airports Regulator (Organismo Regulador del Sistema Nacional de Aeropuertos, the “ORSNA”) pursuant to section 7.2 of the Argentine Concession Agreement. As of September 22, 2020, the ORSNA approved the aforementioned transaction.

(4) The Group has control over this company based on having majority representation in the board, power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(5) The Group has control over this company based on having power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(6) The Group has control over this company based on having a majority stake in Corporación América Italia S.p.A. that has 62.28% of ownership of Toscana Aeroporti S.p.A., power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(7) The Group Toscana Aeroporti S.p.A. has control over the following companies: Jet Fuel Co. S.r.l., Parcheggi Peretola S.r.l., Toscana Aeroporti Engineering S.r.l., Toscana Aeroporti Handling S.r.l. and Vola S.r.l.

(8) See Note 25 e).

(9) In December 2020, 100% of the share capital of Armenia International Airports C.J.S.C. was transferred from AIA to CAAP pursuant to a Share Transfer Agreement duly registered in Armenia.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B       Group accounting policies (Cont.)

(3)       List of Subsidiaries (Cont.)

Summarized financial information in respect of each of the Group´s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	Toscana Aeroporti S.p.A.
	December 31, 2020	December 31, 2019
Non-current assets	274,620	245,541
Current assets	132,706	55,248
Total assets	407,326	300,789
Non-current liabilities	158,523	60,650
Current liabilities	117,787	105,298
Total liabilities	276,310	166,523
Equity	131,016	134,266
Revenue	58,318	145,633
Gross (loss) / profit	(13,845)	41,061
Operating (loss) / income	(16,296)	25,938
Financial Results	(1,530)	(1,752)
Share of income in associates	115	35
Income tax	3,599	(8,174)
Net (loss) / income	(14,112)	16,047
Other comprehensive income / (loss) for the year	10,862	(2,722)
Total comprehensive (loss) / income for the year	(3,250)	13,325
Dividends paid	-	(14,774)

Increase/(Decrease) in cash
(Used in) / Provided by operating activities	(45,775)	24,166
Used in investing activities	(3,404)	(8,452)
Provided by / (Used in) financing activities	117,011	(9,240)

	Terminal Aeroportuaria de Guayaquil S.A.
	December 31, 2020	December 31, 2019
Non-current assets	64,580	63,914
Current assets	30,209	50,629
Total assets	94,789	114,543
Non-current liabilities	25,451	17,839
Current liabilities	27,544	49,616
Total liabilities	52,995	67,455
Equity	41,794	47,088
Revenue	49,741	109,608
Gross profit	6,988	37,650
Operating (loss) / income	(3,728)	20,663
Financial Results	(1,514)	125
Income tax	(42)	(2,047)
Net (loss) / income	(5,284)	18,741
Other comprehensive (loss) / income for the year	(11)	36
Total comprehensive (loss) / income for the year	(5,295)	18,777
Dividends paid	-	(14,616)

Increase/(Decrease) in cash
(Used in) / Provided by operating activities	(24,544)	8,233
(Used in) / Provided by investing activities	(1,861)	18,035
Provided by / (Used in) financing activities	7,510	(619)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B       Group accounting policies (Cont.)

(3)       List of Subsidiaries (Cont.)

	Inframerica Concessionária do Aeroporto de Brasília S.A.
	December 31, 2020	December 31, 2019
Non-current assets	722,342	1,022,212
Current assets	25,667	42,369
Total assets	748,009	1,064,581
Non-current liabilities	798,374	972,476
Current liabilities	94,065	121,564
Total liabilities	892,439	1,094,040
Equity	(144,430)	(29,459)
Revenue	44,827	102,438
Gross (loss) / profit	(6,046)	23,069
Operating income	13,796	12,592
Financial Results	(88,051)	(112,933)
Income tax	(46,839)	-
Net loss	(121,094)	(100,341)
Other comprehensive income / (loss) for the year	6,122	(2,307)
Total comprehensive loss for the year	(114,972)	(102,648)
Dividends paid	-	-

Increase / (Decrease) in cash
Provided by / (Used in) operating activities	9,721	(34,947)
Used in investing activities	(173)	(106)
(Used in) / Provided by financing activities	(12,690)	43,286

	Aeropuertos Argentina 2000 S.A.
	December 31,	December 31,
	2020	2019
Non-current assets	1,163,738	1,223,668
Current assets	143,638	145,516
Total assets	1,307,376	1,369,184
Non-current liabilities	509,114	513,118
Current liabilities	268,403	217,989
Total liabilities	777,517	731,107
Equity	529,859	638,077
Revenue	348,904	924,842
Gross (loss) / profit	(23,616)	222,733
Operating (loss) / income	(57,447)	149,788
Financial Results	(84,231)	(62,682)
Income tax	51,493	11,647
Net (loss) / income	(90,185)	98,753
Other comprehensive loss for the year	(19,832)	(19,094)
Total comprehensive (loss) / income for the year	(110,017)	79,659
Dividends paid	(578)	(52,354)

Increase / (Decrease) in cash
Provided by / (Used in) operating activities	61,760	(66,850)
(Used in) / Provided by investing activities	(21,926)	14,639
(Used in) / Provided by financing activities	(3,325)	12,469

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

C          Foreign currency translation

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

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency Translation Adjustment”. As of December 31, 2020, 2019 and 2018, the Company recognized a translation loss of USD 32.6 million, USD 24.8 million and USD 247.7 million, respectively, arising from the translation of the investments in Argentina, Brazil, Italia and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in the Statement of Income as a gain or loss from the sale of such subsidiary.

D          Intangible assets

(1)       Concession Assets

The Group, through its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	Puerta del Sur S.A. and Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), of major airports in Uruguay (Montevideo and Punta del Este).
-	Toscana Aeroporti S.p.A. (“TA”) a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. of Brasilia and São Gonçalo do Amarante airports, respectively.
-	Terminal Aeroportuaria de Guayaquil S.A. (TAGSA) of Guayaquil airport, “José Joaquin de Olmedo”.
-	Aeropuertos Argentina 2000 S.A. of 35 airports in Argentina.
-	Aeropuerto de Bahía Blanca S.A. of Bahía Blanca airport in Argentina.
-	Aeropuertos del Neuquén S.A. of Neuquén airport in Argentina.
-	Armenia International Airports C.J.S.C. of the “Zvartnots” International Airport of Yerevan, Republic of Armenia.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

D          Intangible assets (Cont.)

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

The concession fee paid to the grantor derived from the concession agreements are recognized depending on the terms defined in the concession agreement:

a)	Fixed concession fee is recognized at the beginning of the concession as it is reliably measurable, as a counterpart an intangible asset is recognized, this type of fee is independent form the revenue.

b)	Variable fees payables that are define as a percentage over certain revenue streams, recognized monthly by monthly in the Statement of Income.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

E           Property, plant and equipment

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

As mentioned in Note 12, the Company performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passengers, fees, future operating expenses and discount rate.

An impairment loss, if applicable, is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

F           Critical accounting estimates and judgments (Cont.)

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

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the weighted averaged principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

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

J           Equity

(1)       Equity components

The Consolidated Statement of Changes in Equity includes:

-	The share capital, share premium, legal reserve, free distributable reserves and non-distributable reserves calculated in accordance with Luxembourg Law;
-	The treasury shares, currency translation adjustment, other reserves, retained earnings and non-controlling interest.

(2)        Share capital

Share capital is stated at nominal value. The Company had a share capital of 1,500 million shares having a nominal value of USD 1 per share as of December 31, 2017. Considering the reverse stock split and the initial public offering, share capital as of December 31, 2019 and 2018 was USD 160 million (USD 1 per share).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

J       Equity (Cont.)

(2)        Share capital (Cont.)

As of December 31, 2020, share capital was USD 163 million (USD 1 per share) due to a Capital Increase made by the Company for the purpose of a share compensation plan, see Note 29.

All issued shares are fully paid.

Pursuant to Luxembourg regulations, contributions in kind made by shareholders must be at fair value and might be considered as Free Distributable Reserve.

(3)        Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements as a provision when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company. Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26.c).

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

Other reserves also include the share-based payment reserve as explained in Note 29.

(5)       Non-controlling interest

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Other reserves within equity attributable to owners of the Company.

K          Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequently borrowings are measured at amortized cost.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

In the event of debt renegotiations, if the exchange of debt instruments between the financial creditor and the Group is under substantially different conditions or a substantial modification of the current conditions of the existing financial liability is generated, considering both quantitative and qualitative factors, it should be recognized as an extinguishment of the original liability and the recognition of a new liability. Otherwise, the original liability should not be extinguished, but should be considered as a modification, adjusting its measurement in relation to the new terms and conditions.

L           Current and Deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognized in the Consolidated Statement of Income, except for tax items recognized in the Consolidated Statement of Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Group entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

L           Current and Deferred income tax (Cont.)

Deferred income taxes recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The principal temporary differences arise from intangible assets adjusted for the effects of IAS 29 in Argentinian subsidiaries, and the effect of valuation on fixed assets, inventories and provisions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and annual leave that are expected to be settled wholly within twelve months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current in Salary payable in Other liabilities.

Long-term employee benefits

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

Service cost and interest cost are recognized in the Consolidated Statement of Income, with actuarial gains and losses arising from changes in actuarial assumptions are recognized in the Consolidated Statement of Comprehensive Income.

Actuarial assumptions include variables such as, in addition to the discount rate, death rate, age, sex, years of service, current and future level of salaries, turnover rates, among others.

Share-based payments

Share-based compensation benefits are provided to employees via the Management Share Compensation Plan. Information related to this plan is set out in Note 29.

In the case the Company receives employees’ services as consideration for its own equity instruments the share-based payments transaction is considered equity-settled while if services are acquired by incurring a liability to transfer cash or other assets for those services based on the price of its own equity instruments the transaction is considered cash-settled.

The fair value of shares granted to employees under the share compensation plan is recognized as an expense over the relevant service period considering specified performance targets to be met while the employee is rendering the service required, being the year to which the service relates and the vesting period of the shares. The fair value is measured at the grant date of the shares, using the Company’s share market price, and is recognized in equity in the share-based payment reserve in line Other Reserves. The number of shares expected to vest is estimated based on the non-market vesting conditions. The estimates are revised at the end of each reporting period, and adjustments are recognized in profit or loss and the share-based payment reserve.

Where shares are forfeited due to a failure by the employee to satisfy the service or performance conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture.

The shares under the plan are held as treasury shares until they are delivered to employees.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

N          Provisions

Provisions for legal claims and other charges are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and; the amount has been reliably estimated.

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

O          Trade payables

Trade payables are initially recognized at fair value, generally the nominal invoice amount and are subsequently measured at amortized cost using the effective interest method.

P           Concession fee payable

Each concession agreement determines different types of concession fees to be paid to the corresponding regulatory authority. Fees could be fixed or variable. Some concession agreements establish both a minimum fixed payment, and an additional variable amount if certain conditions are met (such as a minimum number of passengers, among others).

For those concession agreements that require payment of a fixed amount, the Company recognized the obligation at present value. The increase in the provision due to the passage of time is recognized in financial results. The variable concession fees paid to the grantor derived from the concession agreements are recognized as cost of the period. The fixed concession fee payable is capitalized at the inception of the agreement as concession assets- intangible asset.

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

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

Q          Leases / Sub-concession of spaces (Cont.)

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

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its Consolidated Statement of Financial Position, depending on whether something other than the passage of time is required before the consideration is due.

Revenue is shown net of value-added tax and discounts. Intercompany balances with subsidiaries have been eliminated in consolidation.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

S           Cost of services and other expenses

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

T           Government grants

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

A government grant that becomes receivable as a compensation for expenses or losses already incurred, or for the purpose of giving immediate support to the Group, with no future related costs, shall be recognized in profit or loss of the period in which it becomes receivable.

Grants related to income are presented as part of profit or loss, either separately or under a general heading such as Other operating income; alternatively, they are deducted from the related expense.

Grants related to assets, including non-monetary grants at fair value, are presented in the Consolidated Statement of Financial Position, either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.

U           Financial instruments

Non derivative financial instruments comprise investments in debt instruments, corporate bonds, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

The Company classifies its financial assets in the following measurement categories:

(i)	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in financial income using the effective interest rate method.

(ii)	Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the Consolidated Statement of Income.

(iii)	Fair value through profit or loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

V          Derivative financial instruments (Cont.)

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

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceeded the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

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

The price index as of December 31, 2020 was 385.88 (283.44 and 184.25 as of December 31, 2019 and 2018 respectively) and the conversion factor derived from the indexes for the year ended December 31, 2020, was 1.36 (1.54 and 1.48 as of December 31, 2019 and 2018 respectively).

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

• The effect of inflation on the Company’s net monetary position is included in Inflation adjustment in the Consolidated Statement of Income. Exchange rate gains and losses derived from the net monetary position are presented in real (inflation-adjusted) terms.

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

• On the initial application of IAS 29, comparative amounts were the figures presented as current year amounts in the relevant prior year financial statements, according to IAS 21, considering that were translated into the currency of a non- hyperinflationary economy. Therefore, the adjustment of the restated amounts of net assets as of prior period to reflect the cumulative inflation was included as an initial balance adjustment within Retained earnings line.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management

The Group’s operations expose it to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and liquidity risk.

The Group manages its financial risk exposure independently at each operating subsidiary, however, decisions are discussed by the Board of Directors (“BOD”) members.

In response to the Covid-19 crisis, the Group has adopted specific procedures to ensure that its risks are properly monitored.

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

In order to manage foreign exchange risk, the Group has a strategy based on minimizing net positions of assets and liabilities denominated in foreign currencies together with the use of derivative financial instruments.

CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have recently experienced a strong volatility as a consequence of political and economic uncertainties, both in national and international environments.

During September 2020 the Argentine monetary authority imposed further exchange rate restrictions, which also affect the value of foreign currency in alternative markets for certain restricted exchange rate transactions in the official market. These measures to restrict access to the foreign exchange market in order to contain the demand for U.S. dollars include the requirement to obtain prior authorization from the Central Bank of Argentina for certain transactions in the Mercado Único y Libre de Cambios (“MULC”).

Considering this situation, the Company continues to assess the evolution of the above-mentioned variables and any other factors in its Argentine subsidiaries in order to identify the unforeseen potential effects that could alter its business and performance.

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

Currency Exposure / Functional currency	As of December 31, 2020	As of December 31, 2019
U.S. dollar / Argentine Peso	(507,684)	(404,260)
U.S. dollar / Armenian dram	(18,053)	(24,359)
Euro / Armenian dram	(16,671)	(9,686)
Euro / Argentine Peso	(5,829)	(6,745)

The relevant exposures correspond to:

▪	U.S. dollar / Argentine Peso

As of December 31, 2020 and 2019 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the Argentine Peso. A change of 3% in the ARS/ USD exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 15,230.5 as of December 31, 2020 (USD 4,042.6 as of December 31, 2019 considering a change in 1% in the ARS/ USD exchange rate).

▪	U.S. dollar / Armenian dram

As of December 31, 2020 and 2019 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 180.5 as of December 31, 2020 (USD 243.6 as of December 31, 2019).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(i)	Market risk (Cont.)

•	Foreign exchange risk (Cont.)

▪	Euro / Armenian dram

As of December 31, 2020 and 2019 consisting primarily of Euro -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax gain / loss of USD 166.7 as of December 31, 2020 (USD 96.9 as of December 31, 2019).

▪	Euro / Argentine Peso

As of December 31, 2020 and 2019 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the Argentine Peso. A change of 3% in the ARS / Euro exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 174.9 as of December 31, 2020 (USD 67.5 as of December 31, 2019 considering a change in 1% in the ARS / Euro exchange rate).

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

The following table shows a breakdown of the Group's fixed-rate and floating-rate borrowings as of December 31, 2020 and 2019.

	At December 31,
	2020	2019
Fixed rate	818,804	747,712
Variable rate	526,013	460,632
	1,344,817	1,208,344

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would increase loss before income tax for the year ended December 31, 2020 and 2019, USD 3,422 and USD 4,233 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the Consolidated Statement of Income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group's financial instruments. The actual impact of rate changes on the Group's financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk

The financial instruments that could be subject to concentration of credit risk consist of cash, cash equivalents, trade receivables and short term investments.

The Group mainly places its cash and cash equivalents and short term investments in several first rate credit entities, reducing in this way the credit exposure to only one entity. The Group has not experienced significant losses from those assets.

Each subsidiary is responsible for managing and analyzing credit risk of its trade receivable, for each of their new customers before standard payment and delivery terms and conditions are offered. There is no significant concentration of credit risk from customers except from AA2000 key client airline, see situation update in Note 32.

The Group credit policies with customers are designed to identify customers with acceptable credit history. The Group recognized provision for loss allowance to cover impairment for potential credit losses. The credit quality of the financial assets that are not yet due and not impaired can be assessed based on the credit qualification (“rating”) granted by entities external to the Group or through the historical uncollectible rates.

In the context of the Covid-19 pandemic and given the uncertainty caused by this crisis in the air transport sector, credit risk has increased due to the general lack of liquidity of companies in the sector. In order to deal with these difficulties, the Group adopted a closer monitoring of its trade receivables, anticipating mitigation initiatives to protect the collectability of such receivables. Furthermore, the Group appropriately took into account the increased risk in the provision for loss allowance, which was also determined on the basis of the specific solvency of the counterparties, however, no critical issues were determined. The Group has reflected additional credit losses, if applicable, as of December 31, 2020, and will continue to monitor and adjust its assessments of its customers’ payment performance.

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The provision for loss allowance as at December 31, 2020 and December 31, 2019 was determined as follows for trade receivables:

			Past due
	Trade Receivables	Not due	0-30 days	30-60 days	60-90 days	90-180 days	> 180 days
At December 31, 2020
Trade receivables – gross carrying amount	117,048	25,195	9,887	5,839	4,849	4,965	66,313
Expected loss rate (*)		3%	7%	20%	12%	19%	81%
Provision for loss allowance	(57,633)	(881)	(678)	(1,177)	(574)	(928)	(53,395)
Trade receivables, net	59,415	24,314	9,209	4,662	4,275	4,037	12,918

			Past due
	Trade Receivables	Not due	0-30 days	30-60 days	60-90 days	90-180 days	>180 days
At December 31, 2019
Trade receivables – gross carrying amount	158,937	58,924	20,670	6,980	4,507	15,604	52,252
Expected loss rate (*)		1%	3%	10%	33%	60%	76%
Provision for loss allowance	(52,734)	(843)	(626)	(688)	(1,495)	(9,366)	(39,716)
Trade receivables, net	106,203	58,081	20,044	6,292	3,012	6,238	12,536

(*) Average expected loss rate. As of December 31, 2020 and 2019, includes effect of Argentine customer situation as described in Note 26.a.

The policy implemented by the Group regarding expected loss rate consists in stratifying trade receivables into categories based on overdue days. The historical loss rates are adjusted to reflect historical experience of losses on trade receivables, current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a significant period when past due.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

The closing loss allowances for trade receivables as at December 31, 2020 and 2019 reconcile to the opening loss allowances as follows:

	2020	2019
Balance at January 1,	(52,734)	(26,027)
Bad debts of the year	(16,056)	(33,757)
Recoveries	2,679	2,622
Write off	5,915	8,851
Translation differences and inflation adjustment	2,563	(4,423)
Balance at December 31,	(57,633)	(52,734)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets (see Note 7):

	2020	2019	2018
Impairment losses
- movement in provision for impairment	(16,400)	(33,876)	(12,748)
Recovery of previous impairment losses	2,919	2,908	3,190
Net impairment losses on financial assets	(13,482)	(30,968)	(9,558)

(iv)	Liquidity risk

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

The Group monitors its current and projected financial position using several key internally generated reports such as cash flow and debt maturity. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates on the key profitability, liquidity and balance sheet ratios.

The Group's debt positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using different types of debt. The maturity profile is managed, by spreading the repayment dates and extending facilities.

During 2020, due to Covid-19 pandemic and in order to preserve the group's liquidity, several measures were taken, mainly related to debt maturity, see further information in Note 1 and 22.

Liquid financial assets as a whole (comprising cash and cash equivalents) were 8.25% of total assets at the end of 2020 compared to 5.04% at the end of 2019. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(v)	Capital Management

The capital structure of the Group consists of shareholders' equity and short-term to long-term net borrowings. The type and maturity of the Group's borrowings are analyzed further in Note 22 and specific analyzes have been carried out due to the Covid-19 pandemic, see Note 1. The Group's equity is analyzed into its various components in the Consolidated Statement of Changes in Equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce cost of capital. However, considering the situation described in Note 1 related to the impact of Covid-19 pandemic on the Group's operations, currently the main objective is focused on preserving and ensuring short-term liquidity.

	At December 31,
	2020	2019
Borrowings	1,344,817	1,208,344
Less: Cash and cash equivalents	(281,031)	(195,696)
Net borrowings	1,063,786	1,012,648
Equity	805,286	1,198,614

Debt ratio	132%	84%

B. Financial instruments by category

December 31, 2020	Assets at fair value through profit and loss	Assets at amortized cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	59,415	59, 415
Other receivables	-	124,016	124,016
Other financial assets (*)	56,961	23,163	80,124
Cash and cash equivalents	-	281,031	281,031
Total	56,961	487,625	544,586

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,344,817	1,344,817
Leases liabilities	-	13,684	13,684
Trade payables and other liabilities	-	940,030	940,030
Total	-	2,298,531	2,298,531

December 31, 2019	Assets at fair value through profit and loss	Assets at amortized cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	106,203	106,203
Other receivables	-	135,491	135,491
Other financial assets (*)	20,650	68,907	89,557
Derivative financial instruments	27	-	27
Cash and cash equivalents	-	195,696	195,696
Total	20,677	506,297	526,974

	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,208,344	1,208,344
Leases liabilities	-	8,927	8,927
Trade payables and other liabilities	-	1,076,329	1,076,329
Total	-	2,293,600	2,293,600

(*) Other financial assets measured at fair value are Level 1 hierarchy.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the Consolidated Statement of Financial Position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Adjustments	Unallocated	Total
Year ended December 31, 2020
Revenue (*)	350,073	184	51,393	-	48,843	15,536	39,434	49,741	58,318	-	(8,552)	2,386	607,356
Cost of services	(380,176)	(71)	(60,799)	-	(40,306)	(11,004)	(39,517)	(42,753)	(72,163)	-	7,118	(13,912)	(653,583)
Gross (loss) / profit	(30,103)	113	(9,406)	-	8,537	4,532	(83)	6,988	(13,845)	-	(1,434)	(11,526)	(46,227)
Selling, general and administrative expenses	(38,033)	(144)	(11,300)	(38)	(7,943)	(1,520)	(8,596)	(10,583)	(14,437)	-	1,357	(10,538)	(101,775)
Impairment loss	-	-	(26,362)	-	-	-	-	-	-	-	-	(35,906)	(62,268)
Other operating income	6,522	3	34,829	-	281	117	129	256	11,968	-	-	-	54,105
Other operating expenses	(2,731)	(16)	(3,320)	-	(132)	(131)	(889)	(389)	18	-	77	(20)	(7,533)
Operating (loss) / income	(64,345)	(44)	(15,559)	(38)	743	2,998	(9,439)	(3,728)	(16,296)	-	-	(57,990)	(163,698)
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	115	(6,556)	-	282	(6,159)
Amortization and depreciation	115,119	-	9,065	-	11,467	1,134	14,900	5,074	11,903	-	-	14,786	183,448
Adjusted Ebitda	50,774	(44)	(6,494)	(38)	12,210	4,132	5,461	1,346	(4,278)	(6,556)	-	(42,922)	13,591
Construction services revenue	(95,793)	-	-	-	(9,281)	-	(1,730)	(8,611)	(10,363)	-	-	-	(125,778)
Construction services cost	95,684	-	-	-	9,281	-	1,679	8,611	9,183	-	-	-	124,438
Adjusted Ebitda excluding Construction Services	50,665	(44)	(6,494)	(38)	12,210	4,132	5,410	1,346	(5,458)	(6,556)	-	(42,922)	12,251
Construction services revenue	95,793	-	-	-	9,281	-	1,730	8,611	10,363	-	-	-	125,778
Construction services cost	(95,684)	-	-	-	(9,281)	-	(1,679)	(8,611)	(9,183)	-	-	-	(124,438)
Adjusted Ebitda	50,774	(44)	(6,494)	(38)	12,210	4,132	5,461	1,346	(4,278)	(6,556)	-	(42,922)	13,591
Financial income													35,697
Financial loss													(215,496)
Inflation adjustment													(26,532)
Amortization and depreciation													(183,448)
Loss before income tax													(376,188)
Income tax													14,295
Net loss													(361,893)

Current assets	146,414	96	35,180	31	11,936	4,148	40,705	30,209	132,706	-	(65,395)	183,963	519,993
Non-current assets	1,170,598	21	756,448	122	149,871	6,420	144,745	64,580	274,620	3,081	(768)	315,920	2,885,658
Capital Expenditure	95,794	-	3,224	-	10,818	1,160	2,701	10,509	13,835	-	-	2	138,043
Current liabilities	273,173	40	103,756	1	20,578	2,608	4,046	27,544	117,787	-	(65,165)	68,186	552,554
Non-current liabilities	509,623	-	881,535	-	53,962	2,666	64,242	25,451	158,523	-	(998)	352,807	2,047,811

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4	Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Adjustments	Unallocated	Total (**)
Year ended December 31, 2019
Revenue (*)	935,035	217	116,581	-	107,744	16,888	133,463	109,608	145,635	-	(12,326)	5,795	1,558,640
Cost of services	(711,144)	(18)	(96,210)	-	(54,218)	(12,968)	(82,472)	(71,958)	(104,573)	-	9,191	(14,055)	(1,138,425)
Gross profit / (loss)	223,891	199	20,371	-	53,526	3,920	50,991	37,650	41,062	-	(3,135)	(8,260)	420,215
Selling, general and administrative expenses	(88,083)	(308)	(12,515)	(115)	(12,625)	(1,346)	(12,259)	(17,035)	(15,012)	-	3,137	(12,130)	(168,291)
Impairment loss	-	-	(42,801)	-	-	-	-	-	-	-	-	-	(42,801)
Other operating income	15,474	38	1,341	-	131	49	103	140	-	-	(17)	-	17,259
Other operating expenses	(1,075)	-	(332)	-	(346)	(75)	(731)	(93)	(111)	-	16	-	(2,747)
Operating income / (loss)	150,207	(71)	(33,936)	(115)	40,686	2,548	38,104	20,662	25,939	-	1	(20,390)	223,635
Share of loss in associates	-	-	-	-	-	-	-	-	35	(5,088)	-	(300)	(5,353)
Amortization and depreciation	91,217	-	11,788	-	12,124	1,024	13,724	4,646	12,530	-	-	15,394	162,447
Adjusted Ebitda	241,424	(71)	(22,148)	(115)	52,810	3,572	51,828	25,308	38,504	(5,088)	1	(5,296)	380,729
Construction services revenue	(308,296)	-	-	-	(6,110)	-	(11,591)	(14,888)	(9,379)	-	-	-	(350,264)
Construction services cost	308,072	-	-	-	6,110	-	11,255	14,888	7,673	-	-	-	347,998
Adjusted Ebitda excluding Construction Services	241,200	(71)	(22,148)	(115)	52,810	3,572	51,492	25,308	36,798	(5,088)	1	(5,296)	378,463
Construction services revenue	308,296	-	-	-	6,110	-	11,591	14,888	9,379	-	-	-	350,264
Construction services cost	(308,072)	-	-	-	(6,110)	-	(11,255)	(14,888)	(7,673)	-	-	-	(347,998)
Adjusted Ebitda	241,424	(71)	(22,148)	(115)	52,810	3,572	51,828	25,308	38,504	(5,088)	1	(5,296)	380,729
Financial income													51,889
Financial loss													(233,521)
Inflation adjustment													(25,391)
Amortization and depreciation													(162,447)
Income before income tax													11,259
Income tax													(17,079)
Net loss													(5,820)

Current assets	149,064	139	47,726	140	16,691	4,222	57,323	50,629	55,249	-	(59,393)	185,853	507,643
Non-current assets	1,235,497	22	1,106,996	104	151,717	6,425	169,130	63,914	245,541	8,059	(768)	387,963	3,374,600
Capital Expenditure	308,301	-	5,347	-	7,040	2,332	13,270	18,198	17,905	-	(33)	13	372,373
Current liabilities	220,849	29	129,875	2	21,080	2,740	27,853	49,616	105,873	-	(59,393)	63,778	562,302
Non-current liabilities	516,344	-	1,080,283	-	48,018	3,644	54,009	17,839	60,650	-	(768)	341,308	2,121,327

(*) Mainly includes revenues recognized over time, see Note 5.

(**) The Group initially applied IFRS 16 at January 1, 2019. In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense. In relation to those leases, the Group recognized USD 3,443 of depreciation charges and USD 477 of additional interest costs from leases in 2019.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4	Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Adjustments	Unallocated	Total
Year ended December 31, 2018
Revenue (*)	822,756	256	123,241	-	105,707	17,668	118,376	89,225	155,483	-	(12,313)	5,746	1,426,145
Cost of services	(562,275)	(19)	(103,933)	-	(51,953)	(13,305)	(68,541)	(51,382)	(115,077)	-	9,578	(14,518)	(971,425)
Gross profit / (loss)	260,481	237	19,308	-	53,754	4,363	49,835	37,843	40,406	-	(2,735)	(8,772)	454,720
Selling, general and administrative expenses	(75,189)	(251)	(20,204)	(15)	(12,796)	(1,348)	(12,676)	(20,512)	(13,610)	-	2,735	(18,033)	(171,899)
Other operating income	15,854	41	2,186	-	440	84	137	1,465	-	-	-	-	20,207
Other operating expenses	(1,553)	-	(1,445)	-	(267)	(98)	(611)	(80)	-	-	-	-	(4,054)
Operating income / (loss)	199,593	27	(155)	(15)	41,131	3,001	36,685	18,716	26,796	-	-	(26,805)	298,974
Share of loss in associates	-	-	-	-	-	-	-	-	43	(5,325)	-	1,136	(4,146)
Amortization and depreciation	75,164	-	15,011	-	12,687	946	12,137	5,954	11,935	-	-	17,215	151,049
Adjusted Ebitda	274,757	27	14,856	(15)	53,818	3,947	48,822	24,670	38,774	(5,325)	-	(8,454)	445,877
Construction services revenue	(176,131)	-	-	-	(653)	-	(5,799)	-	(15,834)	-	-	-	(198,417)
Construction services cost	175,964	-	-	-	634	-	5,629	-	14,117	-	-	-	196,344
Adjusted Ebitda excluding Construction Services	274,590	27	14,856	(15)	53,799	3,947	48,652	24,670	37,057	(5,325)	-	(8,454)	443,804
Construction services revenue	176,131	-	-	-	653	-	5,799	-	15,834	-	-	-	198,417
Construction services cost	(175,964)	-	-	-	(634)	-	(5,629)	-	(14,117)	-	-	-	(196,344)
Adjusted Ebitda	274,757	27	14,856	(15)	53,818	3,947	48,822	24,670	38,774	(5,325)	-	(8,454)	445,877
Financial income													76,281
Financial loss													(331,147)
Inflation adjustment													(36,460)
Amortization and depreciation													(151,049)
Income before income tax													3,502
Income tax													(14,101)
Net loss													(10,599)

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

5	Revenue

	2020	2019	2018
Aeronautical revenue	219,995	723,996	716,172
Non aeronautical revenue
Commercial revenue	259,713	481,900	507,015
Construction service revenue	125,778	350,264	198,417
Other revenue	1,870	2,480	4,541
Revenue	607,356	1,558,640	1,426,145

Timing of revenue recognition
Over time	500,049	1,301,019	1,135,108
At a point in time	14,105	48,456	43,293
Revenues accounted for under IFRS 16 / IAS 17	93,202	209,165	247,744
Revenue	607,356	1,558,640	1,426,145

6	Cost of services

	2020	2019	2018
Salaries and social security contributions (**)	(124,412)	(191,030)	(191,058)
Concession fees (***)	(76,201)	(163,919)	(171,429)
Construction services cost	(124,438)	(347,998)	(196,344)
Maintenance expenses	(82,095)	(128,858)	(130,979)
Amortization and depreciation (****)	(173,968)	(152,512)	(141,824)
Services and fees	(40,458)	(65,488)	(58,850)
Cost of fuel	(13,076)	(43,540)	(38,911)
Taxes (*)	(5,881)	(17,011)	(17,719)
Office expenses	(3,717)	(14,102)	(11,542)
Provision for maintenance costs	(1,813)	(2,174)	(2,092)
Others	(7,524)	(11,793)	(10,677)
	(653,583)	(1,138,425)	(971,425)

(*) Mainly includes tax from turnover and municipal taxes.

(**) At the year-end, the number of employees was 5.8 thousand in 2020, 6.3 thousand in 2019 and 6.1 thousand in 2018.

(***) Includes depreciation for fixed concession assets fee, as shown in Note 12, of USD 16,870 for the year ended December 31, 2020 (USD 19,742 and USD 24,780 for the year ended December 31, 2019 and 2018 respectively).

(****) Includes amortization of leases of USD 2,540 for the year ended December 31, 2020 (USD 2,756 for the year ended December 31, 2019).

7	Selling, general and administrative expenses

	2020	2019	2018
Taxes (*)	(18,885)	(38,977)	(45,536)
Salaries and social security contributions	(20,386)	(28,860)	(32,433)
Services and fees	(28,157)	(37,915)	(44,137)
Office expenses	(1,222)	(5,190)	(10,209)
Amortization and depreciation (**)	(9,480)	(9,935)	(9,225)
Maintenance expenses	(1,150)	(1,717)	(3,101)
Advertising	(1,564)	(3,367)	(4,722)
Insurance	(2,026)	(1,689)	(2,037)
Charter service	(134)	(799)	(830)
Bad debts recovery	2,919	2,908	3,190
Bad debts	(16,400)	(33,876)	(12,748)
Other	(5,290)	(8,874)	(10,111)
	(101,775)	(168,291)	(171,899)

(*) Mainly included tax from taxes over banks transactions and tax on revenue.

(**) Includes amortization of leases of USD 673 for the year ended December 31, 2020 (USD 687 for the year ended December 31, 2019).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8	Other operating income

	2020	2019	2018
Government grants (1)	6,251	15,387	15,854
Government subsidies per Covid-19 context (2)	46,701	-	-
Other	1,153	1,872	4,353
	54,105	17,259	20,207

(1) Correspond to grants for the development of airport infrastructure. As consideration for having granted the concession of the Group A of the National Airport System of Argentina, AA2000 assigns to the Government 15% of the total revenues of the concession, 2.5% of such revenues are destined to fund the investments commitments of AA2000 corresponding to the investment plan under the concession agreement by means of a trust in which AA2000 is the settlor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and constructors of the airports’ works. The funds in the trust are used to settle the accounts payable to suppliers of the infrastructure being built in the Argentine Airport System. As per IAS 20, the benefit received by AA2000 qualifies as a grant related to income on a monthly basis that it is recognized at fair value since there is a reasonable assurance that such benefit will be received.

(2) Mainly correspond to the following government subsidies to support airports in the context of Covid-19 pandemic for the year ended December 31, 2020:

▪	Re-equilibrium of concession agreements due to force majeure or fortuitous case events in Brazilian airports for a total amount of USD 33,185 net of tax.

Due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private initiative and must be compensated by the Federal Government. In view of this, the Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies projected operational result in the scenario without pandemic.

The ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute its economic-financial balance.

The amount referring to the reconstitution for the year 2020 for Brasilia corresponds to USD 32,911 (USD 29,867 net of tax), and the form of this reconstitution is through the compensation of the concession fee payable, see amount compensated in Note 23.

The amount referring to the reconstitution for the year 2020 for Natal corresponds to USD 3,656 (USD 3,318 net of tax), which will be received through the compensation of the monthly contribution and the readjustment of the Control Tower tariffs, see receivable included in Note 17.

▪	Contribution of € 10 million (approximately USD 11,968) that the Regional Administration of Tuscany has allocated in favor of Toscana Aeroporti S.p.A. in order to contribute to the strengthening of the Tuscan airport system, facilitate the regional economy and address the critical market issues resulting from the Covid-19 pandemic, see receivable included in Note 17.

There are no unfulfilled conditions or other contingencies attaching to these grants.

The Group has directly benefited from other forms of government assistance that were not accounted in Other operating income:

▪	Assistance for employees; in Argentina, through Decrees No. 332/2020 and the applicable administrative resolutions, the Poder Ejecutivo Nacional has instituted, through the Emergency Assistance Program for Work and Production, a series of benefits for those companies that have been affected by the health emergency. Among the assistance measures provided for by the decrees, the Argentine subsidiaries benefited from the postponement of the employer's contributions and a reduction in social security contributions. In addition, the Administración Federal de Ingresos Públicos (“AFIP”) has approved the granting of the Salary Compensation Allowance from April to September 2020, extended through Decree No. 823/2020 until December 31, 2020. This allowance consists of a sum equivalent to 50% of the net salary, up to the maximum amount of two minimum vital salaries.

Assistance measures provided for by governments as the grant of a salary compensation allowance for employees are accounted as a reduction of results under Salaries and social security contributions line in Note 6 and 7.

▪	Economic benefit of a borrowing at a significantly below-market rate of interest, which is the case in particular for the subsidized interest rate of the Armenian borrowing, is treated as a government grant and recognized as a reduction of the debt in accordance with IAS 20, see Note 22.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

9       Financial results, net

	2020	2019	2018
Interest income	17,587	31,329	27,205
Foreign exchange income	8,015	5,975	46,167
Other financial income (1)	10,095	14,585	2,909
Financial income	35,697	51,889	76,281

Interest expense	(99,018)	(92,687)	(96,301)
Foreign exchange loss	(33,037)	(43,365)	(137,601)
Changes in liability for concessions (Note 23)	(69,737)	(88,488)	(86,331)
Other financial loss (1) (2) (3)	(13,704)	(8,981)	(10,914)
Financial loss	(215,496)	(233,521)	(331,147)

Inflation adjustment	(26,532)	(25,391)	(36,460)
Inflation adjustment	(26,532)	(25,391)	(36,460)
Financial results, net	(206,331)	(207,023)	(291,326)

(1) Mainly includes gains from other financial assets for a total amount of USD 4,690 for the year ended December 31, 2020 (USD 13,152 and USD 1,627 for the year ended December 31, 2019 and 2018, respectively) and net gains from derivative financial instruments at fair value for a total amount of USD 1,455 for the year ended December 31, 2020 (USD 101 for the year ended December 31, 2019).

(2) Includes leases financial cost, see Note 14(ii).

(3) Includes debt renegotiations premiums paid to Notes tenders for the exchange offers for a total amount of USD 4,690 as of December 31, 2020.

10       Share of results in associates

	2020	2019	2018
Loss in associates (Note 15)	(6,159)	(5,353)	(4,146)
	(6,159)	(5,353)	(4,146)

11       Income tax

	2020	2019	2018
Current income tax	490	(48,425)	(39,100)
Deferred income tax	13,805	31,346	24,999
	14,295	(17,079)	(14,101)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2020	2019	2018

(Loss) / Income before income tax	(376,188)	11,259	3,502
Tax benefit calculated for each company	110,056	4,978	11,008
Adjustments
Non-taxable income	10,079	30,387	20,455
Expenses related to non-taxable income	(19,725)	(20,732)	(16,960)
Non-deductible expenses	(5,831)	(6,811)	(9,803)
Effect of tax inflation adjustment (2)	(25,680)	(31,202)	-
Effect of inflation adjustment	(9,480)	3,332	(20,152)
Effect of asset revaluation for tax purposes (1)	44,423	70,544	-
Asset revaluation for tax purpose - Current tax (1)	-	(11,876)	-
Unrecognized deferred taxes (3)	(86,199)	(52,078)	(4,435)
Other	(3,348)	(3,621)	5,786
Income tax	14,295	(17,079)	(14,101)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax expense (Cont.)

(1) On December 29, 2017, the National Executive Office of Argentina issued Law 27.430 - Income Tax. This law introduced several changes in the treatment of income tax as the gradual reduction from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive. On December 23, 2019, through Law No. 27.541, the income tax rate reduction established by Law 27.430 was suspended until fiscal years beginning January 1, 2021, inclusive, establishing that for the suspension period the rate will be 30%.

These adjustments correspond to the asset revaluation for tax purpose included in Law No. 27.430 of Argentina. As of March 29, 2019, AA2000 start exercising the option of the asset revaluation for tax purpose, fiscal period 2017, generating an accumulated deferred tax gain of USD 70,544, as well as a special current tax charge of USD 11,876 for the adherence to that option.

(2) In order to determine the net taxable income of AA2000 at the end of this year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of USD 25,680 (USD 31,202 as of December 31, 2019), due to the fact that as of December 31, 2020 and 2019 the price index variation has already exceeded 15% and 30%, respectively. Likewise, the income tax law allows the deferral of the charge generated by the tax inflation adjustment in six consecutive years, as a result, USD 4,278 (USD 6,044 as of December 31, 2019) was recognized in current tax liabilities and USD 21,402 (USD 25,158 as of December 31, 2019) as deferred tax liabilities.

(3) Mainly temporary differences for which no deferred income tax has been recognized from Brazilian concessions. As of December 31, 2020, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 54.2 million have been unrecognized because there is not sufficient evidence that there will be enough future taxable profits to use such tax losses.

12       Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	128,516	-	576	129,092
Impairment	(26,362)	(35,906)	-	(62,268)
Disposals	(1,134)	-	-	(1,134)
Transfer	(297)	-	297	-
Transfer from property plant and equipment	-	-	40	40
Transfer to property plant and equipment	(10)	-	-	(10)
Translation differences and inflation adjustment	(302,665)	(13,867)	1,250	(315,282)
Balances at December 31, 2020	3,855,479	5,733	23,489	3,884,701
Balances at January 1, 2019	3,837,668	56,501	20,648	3,914,817
Concession rights due to concession extension	4,359	-	-	4,359
Acquisitions	354,296	-	960	355,256
Impairment	(42,801)	-	-	(42,801)
Disposals	(30)	-	-	(30)
Transfer to property plant and equipment	(36)	-	9	(27)
Transfer from property plant and equipment	1,766	-	-	1,766
Translation differences and inflation adjustment	(97,791)	(995)	(291)	(99,077)
Balances at December 31, 2019	4,057,431	55,506	21,326	4,134,263
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Amortization of the year	186,165	-	1,187	187,352
Disposals	(208)	-	-	(208)
Transfer from property plant and equipment	32	-	-	32
Translation differences and inflation adjustment	(52,695)	-	1,594	(51,101)
Accumulated at December 31, 2020	1,247,384	-	20,833	1,268,217
Accumulated at January 1, 2019	964,466	-	16,809	981,275
Amortization of the year	167,470	-	1,446	168,916
Disposals	(24)	-	-	(24)
Transfer from property plant and equipment	624	-	-	624
Translation differences and inflation adjustment	(18,446)	-	(203)	(18,649)
Accumulated at December 31, 2019	1,114,090	-	18,052	1,132,142
Net balances at December 31, 2020	2,608,095	5,733	2,656	2,616,484
Net balances at December 31, 2019	2,943,341	55,506	3,274	3,002,121

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net (Cont.)

During 2020, the Company identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, such as flight restrictions and the closing of borders to contain Covid-19 spread.

Therefore, the Company performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Regarding CAAP’s Brazilian subsidiaries, the Company tested the value of goodwill allocated that led to an impairment loss of USD 35,906. Additionally, impairment loss of USD 26,362 (USD 42,801 as of December 31, 2019) was recognized with respect of the Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) concession performing an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use).

The carrying value of the assets impaired was as follows:

	ICASGA Concession assets	Goodwill allocated to Brazilian subsidiaries
Net assets at January 1, 2020	71,918	50,249
Acquisitions	63	-
Impairment	(26,362)	(35,906)
Amortization of the year	(1,425)	-
Disposals	(921)	-
Translation differences	(13,530)	(14,343)
Net assets at December 31, 2020	29,743	-

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate and the number of passengers, ICASGA carried out a sensitivity analysis showing the impact that it would have on the result if different discount rates and compound annual growth of passengers were used.

The discount rate used was the weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. WACC was determined considering the risk of investing in equity, in airport sector and country. The nominal discount rate used was 9.16% (8.72% as of December 31, 2019), calculated from a Rolling WACC method considering the effects of debt over the capital and re-leverage of Beta.

The number of passengers was the other main assumption for the calculation of the impairment test and the compound annual growth rate assumed was of 3.0% (4.56% as of December 31, 2019).

The table below summarizes the results of the sensitivity analysis assuming that each key assumption changes by one per cent with all other assumptions held constant. The impact is expressed in terms of the effect on the results for the year ended December 31, 2020.

Key assumption	Minus 1%	Plus 1%
Discount rate	3,432	(2,991)
Passenger’s CAGR	(5,196)	5,769

As of December 31, 2020, the recoverable amount of each defined CGU, other than those mentioned above, exceeds its carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13       Property, plant and equipment, net

	Land, building and improvements	Plant and production Equipment	Vehicles, furniture and fixtures	Works in progress	Others	Total
Cost
Balances at January 1, 2020	51,893	62,295	51,278	2,823	23,130	191,419
Acquisitions	455	3,718	2,296	1,966	516	8,951
Disposals	-	(1,002)	(2,710)	-	(38)	(3,750)
Transfer	1,180	189	-	(1,384)	15	-
Transfers from Intangible	-	-	10	-	-	10
Transfer to Intangible	-	(32)	(4)	(4)	-	(40)
Translation differences and inflation adjustment	3,636	4,096	(2,993)	(14)	2,164	6,889
Balances at December 31, 2020	57,164	69,264	47,877	3,387	25,787	203,479
Balances at January 1, 2019	50,886	57,459	46,715	1,666	21,670	178,396
Acquisitions	571	5,996	5,135	3,537	1,878	17,117
Disposals	-	-	(246)	(80)	-	(326)
Transfer	2,231	20	-	(2,259)	8	-
Transfers from Intangible	-	2	25	-	-	27
Transfer to Intangible	(969)	(394)	(373)	-	-	(1,736)
Translation differences and inflation adjustment	(826)	(788)	22	(41)	(426)	(2,059)
Balances at December 31, 2019	51,893	62,295	51,278	2,823	23,130	191,419
Accumulated at January 1, 2020	12,126	47,116	34,866	-	17,699	111,807
Depreciation of the year	888	3,729	4,150	-	1,456	10,223
Disposals	-	(994)	(2,063)	-	(36)	(3,093)
Transfer to Intangible	-	(29)	(3)	-	-	(32)
Translation differences and inflation adjustment	663	3,396	(2,049)	-	1,731	3,741
Accumulated at December 31, 2020	13,677	53,218	34,901	-	20,850	122,646
Accumulated at January 1, 2019	11,543	44,517	31,300	-	16,737	104,097
Depreciation of the year	810	3,605	4,110	-	1,305	9,830
Disposals	-	-	(245)	-	-	(245)
Transfer to Intangible	-	(335)	(289)	-	-	(624)
Translation differences and inflation adjustment	(227)	(671)	(10)	-	(343)	(1,251)
Accumulated at December 31, 2019	12,126	47,116	34,866	-	17,699	111,807
Net balances at December 31, 2020	43,487	16,046	12,976	3,387	4,937	80,833
Net balances at December 31, 2019	39,767	15,179	16,412	2,823	5,431	79,612

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases

(i) Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Right-of-use assets
Land, building and improvements	12,087	7,037
Plant and production equipment	843	1,003
Vehicles, furniture and fixtures	518	340
	13,448	8,380

Lease liabilities
Current	3,477	3,144
Non-current	10,207	5,783
	13,684	8,927

The evolution of right-of-use assets and lease liabilities during 2020 and 2019 are as follows:

Right-of-use assets	2020	2019
Balances at the beginning of the year	8,380	-
Adjustment on adoption of IFRS 16	-	11,846
Adjusted balances at the beginning of the period	8,380	11,846
Additions	7,878	427
Depreciation of the year	(3,213)	(3,443)
Translation differences and inflation adjustment	403	(450)
Balances at the end of the year	13,448	8,380

Lease liabilities	2020	2019
Balances at the beginning of the year	8,927	-
Adjustment on adoption of IFRS 16	-	13,549
Adjusted balances at the beginning of the period	8,927	13,549
New contracts	7,881	436
Lease payments	(3,979)	(5,130)
Leases financial cost	407	477
Translation differences and inflation adjustment	448	(405)
Balances at the end of the year	13,684	8,927

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2020	3,859	3,691	5,113	3,643	16,306
At December 31, 2019	3,523	898	2,159	4,004	10,584

The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(ii) Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Depreciation charge of right-of-use assets
Land, building and improvements	(2,790)	(2,957)
Plant and production equipment	(160)	(160)
Vehicles, furniture and fixtures	(263)	(326)
	(3,213)	(3,443)

Financial expenses (Leases financial cost)	(407)	(477)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(927)	(439)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(222)	(204)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(540)	(2,011)

(iii) Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passengers traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the group with such variable lease contracts would increase total lease payments by approximately USD 54.0 (USD 201.1 as of December 31, 2019).

(v) The group as a lessor

As indicated in Note 2.Q, leases and sub-concession of spaces are classified as operating leases. These revenues mainly refer to sub-concessions of commercial spaces (duty free shops, food and beverage services, retail stores) and advertising spaces, among others. Lease payments for some contracts include a minimum agreed upon amount and other variable lease payments by applying a percentage on lessors’ revenues, both of which are set forth in the lease agreements. Where considered necessary to reduce credit risk, the group may obtain guarantees for the term of the lease.

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passengers traffic, correspond to a 38% of total revenues of leases and sub-concession of spaces (41% as of December 31, 2019).

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

	At December 31, 2020	At December 31, 2019
Within 1 year	66,546	90,914
Between 1 and 5 years	176,019	248,986
Later than 5 years	155,840	296,899
Total	398,405	636,799

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15       Investments in associates

	For the Year ended December 31,
	2020	2019
Balances at the beginning of the year	9,929	10,886
Share of loss in associates	(6,159)	(5,353)
Contributions	2,170	4,425
Decrease	(63)	(64)
Translation differences	(541)	35
Balances at the end of the year	5,336	9,929

Breakdown of the share of loss in associates is as follows:

	2020	2019	2018
Aeropuertos Andinos del Perú S.A.	(4,492)	(3,937)	(3,664)
Sociedad Aeroportuaria Kuntur Wasi S.A.	(2,070)	(1,151)	(1,661)
Others	403	(265)	1,179
	(6,159)	(5,353)	(4,146)

Main Associates are as follows:

			Percentage of ownership at December 31,		For the Year ended December 31,
Company	Main activity	Country of incorporation	2020	2019	2020	2019
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Sociedad Aeroportuaria KunturWasi S.A. (**)	Airport Operation	Perú	47.68%	47.68%	-	-
Aeropuertos Andinos del Perú S.A.	Airport Operation	Perú	50.00%	50.00%	3,081	8,046
Others		-		-	1,255	883
					5,336	9,929

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

Summarized selected financial information of Aeropuertos Andinos del Perú S.A., including the aggregated amounts of assets, liabilities, equity and profit or loss, is as follows:

	Aeropuertos Andinos del Perú S.A.
	2020	2019
Non-current assets	24,894	44,453
Current assets	7,238	8,229
Total assets	32,132	52,682
Non-current liabilities	15,915	21,836
Current liabilities	10,055	15,109
Total liabilities	25,970	36,945
Equity	6,162	15,737
Revenue	6,495	17,526
Loss for the year	(8,984)	(7,875)
Other comprehensive loss for the year	(1,157)	(483)
Total comprehensive loss for the year	(10,141)	(8,358)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. (Uruguay: 25%, Argentina: 30% and 25% (see Note 11), Italy: 27.5%, Armenia: 20%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 25%).

The evolution of deferred tax assets and liabilities during the years 2020 and 2019 are as follows:

Deferred tax liabilities

	Property, plant and equipment and Intangibles Assets	Tax inflation adjustment	Other liabilities	Total
Balances at January 1, 2020	222,724	25,626	28,126	276,476
Increase/(Decrease) of deferred tax liabilities for the year	(5,207)	18,022	(16,800)	(3,985)
Translation differences and inflation adjustment	(2,186)	(7,467)	(8,081)	(17,734)
Balances at December 31, 2020	215,331	36,181	3,245	254,757
Balances at January 1, 2019	278,047	-	29,627	307,674
Increase/(Decrease) of deferred tax liabilities for the year	(48,671)	25,626	(224)	(23,269)
Translation differences and inflation adjustment	(6,652)	-	(1,277)	(7,929)
Balances at December 31, 2019	222,724	25,626	28,126	276,476

Deferred tax assets

	Provisions and allowances	Tax loss carry forwards	Property, plant and equipment and Intangibles Assets	Other	Total
Balances at January 1, 2020	15,906	164,282	1,681	8,967	190,836
Increase/(decrease) of deferred tax assets for the year	10,868	(3,920)	(417)	3,289	9,820
Translation differences and inflation adjustment	(2,607)	(39,738)	(112)	(1,693)	(44,150)
Balances at December 31, 2020	24,167	120,624	1,152	10,563	156,506
Balances at January 1, 2019	6,183	170,341	2,006	11,455	189,985
(Decrease)/increase of deferred tax assets for the year	9,934	766	(343)	(2,280)	8,077
Translation differences and inflation adjustment	(211)	(6,825)	18	(208)	(7,226)
Balances at December 31, 2019	15,906	164,282	1,681	8,967	190,836

The recoverability analysis of deferred tax assets and liabilities is as follows:

	For the Year ended December 31,
	2020	2019
Deferred tax assets to be recovered within 12 months	1,533	344
Deferred tax assets to be recovered after 12 months	154,973	190,492
Deferred tax liabilities to be recovered within 12 months	(4,586)	(1,109)
Deferred tax liabilities to be recovered after 12 months	(250,171)	(275,367)

The Group does not recognize deferred tax assets for unused tax loss carryforward or unused tax credit if it is not probable that there will be sufficient future taxable profit against which the loss carryforward or credit can be utilized.

At December 31, 2020 an amount of USD 167.5 million (USD 59.9 million at December 31, 2019) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough taxable profit available to allow the benefit of part or all of that deferred tax asset to be utilized. Unused tax loss carryforwards do not expire although there are certain deduction limits.

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

	2020	2019
Deferred tax assets	73,038	147,475
Deferred tax liabilities	(171,289)	(233,115)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17       Other receivables

	At December 31,
	2020	2019
Non-Current
Tax credits	11,408	18,567
Trust funds (1)	72,333	90,093
Prepaid expenses	229	228
Other	5,992	11,066
	89,962	119,954
Current
Tax credits (2)	30,207	60,483
Guarantee deposit	8,014	8,658
Receivables from related parties (Note 27)	9,508	9,269
Prepaid expenses	3,358	4,453
Government grants to receive (3)	18,035	-
Other (4)	10,428	18,813
	79,550	101,676

(1) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(2) During 2019, AA2000 filed requests to the Argentine Federal Public Revenue Administration (“AFIP”) in order to obtain the return of tax credits of Value Added Tax (“VAT”) mainly for VAT generated by the purchase of fixed assets. The total amount requested from the AFIP for VAT tax credit returns was ARS 1,097 million (approximately USD 18,317). During fiscal year 2020, ARS 903 million (approximately USD 15,077) has been collected for the requests made.

(3) Includes grants to be received by TA and ICASGA, see Note 8.

(4) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of Toscana Aeroporti S.p.A. for a total amount of USD 3,076 as of December 31,2020 (USD 8,934 as of December 31,2019).

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 73.9 million at December 31, 2020 (USD 102.4 million as of December 31, 2019). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

18       Inventories

	At December 31,
	2020	2019
Supplies	3,147	3,288
Oil and byproducts	4,862	8,011
Others	6	3
	8,015	11,302

19       Trade receivables

	At December 31,
Non-Current	2020	2019
Accounts receivable	3,414	3,431
Loss allowance (see Note 3A(iii))	(3,080)	(2,105)
	334	1,326
Current
Accounts receivable	111,210	153,264
Trade receivables from related parties (Note 27)	2,424	2,242
Loss allowance (see Note 3A(iii))	(54,553)	(50,629)
	59,081	104,877

Fair value of trade receivables approximate book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20       Other financial assets

	At December 31,
	2020	2019
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	3,614	3,309
	3,614	3,309
Other financial assets at amortized cost
Related parties (Note 27)	2,609	2,494
	2,609	2,494
	6,223	5,803
Current
Other financial assets at fair value through profit or loss
Corporate Bonds	22,693	12,698
Mutual funds	15,809	-
Government securities	10,570	-
Related parties (Note 27)	4,275	4,643
	53,347	17,341
Other financial assets at amortized cost
Related parties (Note 27)	9,860	9,930
Time Deposits	2,195	-
Treasury bills	8,499	56,483
	20,554	66,413
	73,901	83,754

(*) As of December 31, 2020 and 2019 includes equity investments where the group holds a minor equity interest and does not exert significant influence, mainly TA’s purchase of an 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence.

Fair value of other financial assets approximate book value.

21       Cash and cash equivalents

	At December 31,
	2020	2019
Cash to be deposited	310	2,320
Cash at banks	213,306	116,413
Time deposits	19,509	35,502
Other cash equivalents	47,906	41,461
	281,031	195,696

The Group operates with investment grade - financial institutions.

As of December 31, 2020, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 1,142.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings

	At December 31,
	2020	2019
Non-current
Bank and financial borrowings (**)	509,086	472,226
Notes (*)	619,321	560,995
	1,128,407	1,033,221
Current
Bank and financial borrowings (**)	155,251	103,056
Notes (*)	61,159	72,067
	216,410	175,123
Total Borrowings	1,344,817	1,208,344

Changes in borrowings during the years are as follows:

	2020	2019
Balances at the beginning of the year	1,208,344	1,126,658
Adjustment on adoption of IFRS 16	-	(1,715)
Adjusted balances at the beginning of the year	1,208,344	1,124,943
Loans obtained	224,310	196,977
Loans paid	(71,466)	(90,457)
Interest paid	(41,149)	(78,832)
Accrued interest for the year	81,931	89,361
Debt renegotiation expenses capitalization	(10,975)	-
Translation differences and inflation adjustment	(46,178)	(33,648)
Balances at the end of the year	1,344,817	1,208,344

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2020 (1)	286,353	307,722	641,191	514,575	1,749,841
At December 31, 2019 (1)	247,209	237,298	547,257	617,208	1,648,972

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2020	2019
Fair value of borrowings (2)	1,375,443	1,219,540
	1,375,443	1,219,540

(2) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following:

-	In 2007 Puerta del Sur S.A. (“PDS”) issued 7.75% secured guaranteed notes for USD 87 million, due 2021. The principal balance of the PDS Notes, together with accrued interest, will be repaid in 22 total installments, with individual installments occurring on April 29 and October 29 of each year beginning in 2011 and ending in 2021. The main covenants on these bonds are limitations on liens and encumbrances and compliance with certain financial ratios. PDS may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. PDS Notes are secured by a trust to which PDS has transferred the following sums: (a) the sum of funds which PDS has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds PDS has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

On April 24, 2020, PDS signed a modification with more than 75% of the total principal amount of its 2007 notes to postpone the April and October 2020 installments to year 2022. Interest continues to be paid semi-annually, including 2020, at the same rate. A compensation of 1% on the amount of the extended installments was agreed and was paid in June 2020. The agreement was conditioned on the acceptance of at least 75% of the exchange offer of ACI Airport Sudamérica S.A.U. which was materialized on May 26, 2020. The agreement also established a change in the debt service and dividends payment covenants for the 2020 measurement that will be 1.25x for both cases, and for the 2021 1.4x.

-	In 2015, ACI Airport Sudamérica S.A.U. (“ACI”) issued 6.875% senior secured guaranteed notes, for USD 200 million due in 2032 (the “Existing Notes”). The principal balance will be repaid in 34 installments, May 29 and November 29 of each year, commencing on May 29, 2016 while accrued interest will be repaid commencing on November 29, 2015. The main covenants on these bonds are limitations on additional indebtedness, payment of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of December 31, 2020 and 2019 they were guaranteed with a debt service reserve account of ACI and the funds contained therein and a standby letter of credit of Corporación América S.A. with Bank of América, respectively. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) to repurchase and exchange 93.6% of the total original principal amount of the Existing Notes obtaining consents to certain proposed amendments to the indenture governing the Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

-	On January 8, 2018, Corporación América Italia S.p.A. (“CAI”) issued € 60.0 million (USD 71.8 million) aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CAI in December 2014. Interest on the Italian Notes is payable annually in arrears on June 30 of each year. The Italian Notes will mature on December 31, 2024. The main covenants on these bonds are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	On February 6, 2017, AA2000 issued 6.875% senior secured notes for a nominal amount of USD 400 million due 2027 (the “Existing Notes”). The principal will be amortized in 32 equal quarterly installments as from May 1, 2019. The main covenants of these bonds require compliance with certain financial ratios as well as restriction to incur in additional debt and limitations on the payments of dividends if any default or unmatured default has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 Board of Directors dated February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to USD 500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of the Existing Notes and obtained consents to certain proposed amendments and waivers to the indenture governing the Existing Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under the Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. Accrued interest will be capitalized quarterly. The principal and interest repayments under the New Notes due May 1, 2021 will continue to be payable in cash. From May 1, 2021, the expiry date of the PIK Period, New Notes will continue to accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On August 20, 2020, under its Global Program of Notes, AA2000 issued Class 2 Notes Series 2020 for a total amount of USD 40 million, at a 0% interest rate, with a two-year maturity. The Notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	7.0	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	September 2022	Fixed	2.50%	0.7
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.4
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	221.4	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	July 2021	Variable	CDI plus spread	3.5	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.9	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.5	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.5	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	7.3	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.25%	1.2	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.9	D
Toscana Aeroporti S.p.A.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	3.5	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	24.8	D
	BPM	Euro	January 2021	Fixed	0.30%	1.8	D
	Unicredit	Euro	March 2021	Fixed	0.30%	10.4	D
	Unicredit	Euro	February 2021	Fixed	0.30%	1.2	D
	BNL	Euro	April 2021	Fixed	0.50%	6.2	D
	CREDEM	Euro	February 2021	Fixed	0.09%	4.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	103.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	February 2021	Fixed	0.20%	12.3	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	7.4	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	6.2	D
Armenia International Airports C.J.S.C.	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread	29.8	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	34.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.8	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.6	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	65.7	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	8.4	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	9.4	A
	Citibank N.A. (5)	USD	November 2022	Variable	Libor plus spread	29.3	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	5.0	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2024	Fixed	5.1%	5.1	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.1
Others						0.1
Total						664.3

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2019 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding
						(In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	8.6	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	2.1
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.6
	BNDES	R$	September 2022	Fixed	2.50%	1.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.6
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	270.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	USD	June 2020	Variable	CDI plus spread	9.0	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	December 2024	Variable	T.R.E.(3) plus spread	10.1	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	9.1	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	June 2020	Fixed	4.25%	0.2	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	1.7	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	2.0	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	5.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	26.0	D
	BPM	Euro	October 2020	Fixed	0.13%	1.7	D
	Unicredit	Euro	September 2020	Fixed	0.15%	8.4	D
	Unicredit	Euro	October 2020	Fixed	0.15%	1.1	D
	BNL	Euro	November 2020	Fixed	0.15%	2.8	D
	BNL	Euro	December 2020	Fixed	0.15%	2.8	D
	CREDEM	Euro	October 2020	Fixed	0.60%	5.8	D
	BPM	Euro	June 2022	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.4	D
Armenia International Airports C.J.S.C.	Credit Suisse AG	USD	December 2022	Variable	Libor 6 month plus spread	36.1	B
		Euro	December 2022	Variable	Euribor 6 month plus spread	37.6
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.8	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	June 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	84.1	A
	Citibank N.A. (5)	USD	August 2022	Variable	Libor plus spread	34.5	A
Total						575.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2) A - Secured/guaranteed

         B – Secured/unguaranteed

         C – Unsecured/guaranteed

         D - Unsecured/unguaranteed

ARS - Argentine Pesos

R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

(4) Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government

(5) Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

- The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) is secured by the pledge of the shares of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising from the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframerica Participaçoes S.A. shares, the fiduciary assignment of rights arising from the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to their loans, in the case of ICASGA including an early repayment of a large part of the original debt and in ICAB including the extension of the final maturity and increasing the size of the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period. As of June 30, 2020, the Minimum Rating was not achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements but additional security would be required. As of December 31, 2020, BNDES has authorized extensions of the term to meet the obligation for additional security or for obtaining a waiver from BNDES till March 15, 2021.

In March 2020, BNDES made available a program for joining a Standstill for the suspension of payments of principal and interest for six months. The amount of debt service suspended pursuant to the Standstill must be capitalized and paid in the remaining period of the financing contracts. ICAB and ICASGA applied for this program and obtained the approval on April 14, 2020. On October 14, 2020, ICAB and ICASGA succeeded in negotiations with BNDES for a new standstill of six months (October 2020 to March 2021) of payments of principal and interest on its financing contracts. These amounts must be capitalized and will be paid in the remaining period of the financing contracts.

On June 5, 2019, ICAB entered into a loan with Banco Votorantim S.A. - Bahamas Branch for an amount of USD 8.9 million due in June 2020. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestação de Garantia”). This guarantee agreement, dated June 14, 2019, was secured by a guarantee letter issued by CAAP for a total amount of USD 8.9 million or its equivalent in Brazilian Real which shall not be lower than R$ 36 million plus interest. Future payments of the loan were protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. from Brazil that denominated future payments in Brazilian Real for a total amount of R$ 36 million.

The USD operation with Banco Votorantim was settled as well as the derivative operation contracted together and ICAB entered into loans for working capital with Banco Votorantim in the amount of R$ 18 million. These loans are secured by the guarantee letter issued by CAAP.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

- On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising from the Armenian Concession Agreement and other related agreement, a pledge over all present and future cash collateral bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has restrictions to distribution of dividends, has to maintain the following ratios at a certain level: debt to EBITDA, Debt service coverage and adjusted debt service coverage ratio. According to this agreement, the analysis of the accomplished of these ratios must be made as of June 30 and December 31.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. re-structuring its debt modifying its maturity date to June 25, 2024, and including some additional clauses that modify the original loan agreement restrictions and covenants.

As of December 31, 2020 Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 28,780 (USD 40,287 at December 31, 2019) and all intangible assets and property and equipment for a total of USD 142,384 (USD 167,583 at December 31, 2019).

- Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Cash and cash equivalents of the Consolidated Statement of Financial Position includes € 1 million, to secure the abovementioned loan.

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 emergency. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

- Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

- On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements was thirty-six months as from the borrowing date. The principal amount under the credit facility agreements has to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed annual nominal rate of 9.75%; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of an annual nominal 5.5% plus (c) any applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

On April 29, 2020, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”) and the Lenders, in order to, among other things, effectively defer principal payments of the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Additionally, under the Framework Agreement, AA2000 signed the bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

In accordance with the aforementioned renegotiation and the alternative adopted by ICBC, AA2000 has contracted derivative financial instruments with this financial institution for U.S. dollars futures purchases in order to hedge the exposure to exchange rate fluctuations between Argentine pesos and U.S. dollars of the two installments refinanced. As of December 31, 2020, there are no transactions pending execution.

On August 19, 2020, AA2000 obtained four loans for a total amount of ARS 987 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in August. These loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in November 2020 for a total amount of USD 2.3 million, which will be fully repaid on November 19, 2022. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 125 million that accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

Additionally, AA2000 obtained three loans for the total amount of ARS 778 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in November. These loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and 40% of them will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021 and the remaining 60% will be paid in full on November 19, 2022.

On January 21, 2020, AA2000 obtained a loan of USD 10 million with Banco Macro payable in 180 days at a nominal annual rate of 6%. On May 11, 2020, AA2000 agreed to reschedule the loan extending its term to July 24, 2021 with a nominal annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 cancelled the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

- Consorcio Aeropuertos Internacionales S.A., pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

As of December 31, 2020, conversations with financial entities for the approval of temporary waivers of compliance, when necessary, have taken place and the Group’s entities that entered into negotiations regarding their financing conditions reached agreements avoiding events of default.

In general, waivers obtained during 2020 mainly include an exemption from the requirements to comply with ratios provided for in the borrowing agreements and changes to the method for calculating ratios but some conditions could be applicable while the waivers are in force such as ensuring minimum cash balances, delivering additional information to noteholders or financial institutions or the inability to pay dividends.

As of December 31, 2019, the Group was in compliance with all of its borrowing covenants.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities

	At December 31,
	2020	2019
Non-current
Concession fee payable (1)	655,221	777,093
Advances from customers	15,469	21,437
Provisions for legal claims (4)	4,251	5,319
Provision for maintenance costs (2)	17,081	20,034
Other taxes payable	1,139	2,548
Employee benefit obligation (3)	8,694	8,079
Salary payable	721	488
Other liabilities with related parties (Note 27)	1,398	1,726
Other payables	24,772	11,686
	728,746	848,410
Current
Concession fee payable (1)	86,483	120,578
Other taxes payable	23,033	22,956
Salary payable	22,061	37,976
Other liabilities with related parties (Note 27)	7,143	5,812
Advances from customers	4,522	4,848
Provision for maintenance cost (2)	10,114	8,887
Expenses provisions	2,018	1,934
Provisions for legal claims (4)	932	1,159
Other payables (*)	24,507	25,972
	180,813	230,122

(*) As of December 31, 2020, includes deferred income for a total amount of USD 8,751 (USD 8,112 as of December 31, 2019)

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2020	180,934	106,290	239,243	1,730,532	2,256,999
At December 31, 2019	230,181	90,917	275,982	1,867,441	2,464,521

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

(1) The most significant amounts included in Concession fee payable line are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframerica Concessionária do Aeroporto de Brasilia S.A. and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The Brazilian concession agreement establishes the payment of a fixed and variable concession fee.

a)	Fixed concession fee

The Brasilia Airport concession agreement established a fixed concession fee of R$ 4,501,132, payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA. The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800, payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate.

The Group initially recognized the present value of fixed concession fee against a concession asset in intangible assets. The liability is presented as current and non-current concession fee payable within other liabilities.

The Group estimates this fixed concession fee to be divided in two parts:

(a) Right of use if the airport operates at the existing operating capacity at the beginning of the concession, and

(b) the second portion relates to the Group estimation of the value of the right of use after the infrastructure works that increase capacity of the airport.

Changes in the liability related to the increase capacity of the airport or contract modifications are accounted for against the “Concession asset”. Changes in the liabilities due to passage of time and inflation adjustment are recognized against profit or loss of the period.

b)	Variable concession fee

The concession agreement for the Brasilia Airport requires payment of an annual fee of 2% of aeronautical and commercial revenues with a cap annually established by the regulatory authority in Brazil (ANAC). After that limit, concession fee is calculated at 4.5%.

Changes in the year of the Concession fee payable is as follows:

	2020	2019
Balances at the beginning of the year	897,671	907,954
Concession fee payable due to concession extension	-	4,359
Financial result	75,211	88,488
Concession fees	59,331	146,884
Payments (*)	(59,171)	(208,310)
Payments in advance	-	(3,595)
Re-equilibrium compensation (Note 8)	(35,326)	-
Translation differences and inflation adjustment	(196,012)	(38,109)
Balances at the end of the year	741,704	897,671

(*) In light of Covid-19 pandemic context, some governments have implemented measures aligned to the current environment such as the deferral of payment periods to relieve the liquidity situation of the airport sector.

On April 23, 2020, the Italian Ente Nazionale per l'Aviazione Civile (“ENAC”), in agreement with the Ministry of Infrastructure and Transport, ordered the suspension of the payment of airports concession fees, due in July. For 2020, the payment will be commensurate with the traffic actually recorded during the year and must be paid by January 31, 2021.

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession.

On December 17, 2020 AA2000 reached an agreement with ORSNA in relation with past due payments of concession fees and development trusts suspended during 2020, for approximately USD 38 million that will be paid in installments between October 2021 and September 2022.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(2) Changes in the year of the Provision for maintenance costs is as follows:

	2020	2019
Balances at the beginning of the year	28,921	29,097
Accrual of the year	2,303	3,134
Use of the provision	(6,300)	(2,750)
Translation differences and inflation adjustment	2,271	(560)
Balances at the end of the year	27,195	28,921

(3) TAGSA and Toscana have post-employment benefits which are defined benefit obligation. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the period.

The assumptions used for the purposes of valuation of Toscana Aeroporti long term benefits at December 31, 2020 are:

- Annual discount rate: 0.39% (0.77% in 2019)

- Annual inflation rate: 1.0% (1.0% in 2019)

- Annual employee termination benefit increase rate: 2.25% (2.25% in 2019)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	6,704	7,392	7,133	6,940	6,877	7,104

The assumptions used for the valuation of TAGSA at December 31, 2020 are:

- Annual discount rate: 3.33% (4.21% in 2019)

- Annual turnover rate: 12.32% (10.22% in 2019)

- Annual employee termination benefit (in years): 8.33 (7.50 in 2019)

- Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2019) (*)

- Annual employee future wage increase: 1.31% (2.00% in 2019)

(*) Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the prevision of TAGSA is as follows:

Assumption	Annual discount rate		Annual employee future wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	5%	(5)%
Provision for salary payable	1,530	1,718	1,720	1,528	1,588	1,656

Changes of the provision in the year is as follows:

	2020	2019
Balances at the beginning of the year	8,079	8,038
Actuarial gain/loss (in other comprehensive income)	19	227
Interest for services	99	136
Service Cost	372	304
Amounts paid in the year	(467)	(495)
Translation differences and inflation adjustment	592	(131)
At the end of the year	8,694	8,079

The amounts shown in the Consolidated Statement of Comprehensive Income for USD (188) in 2020 (USD (208) in 2019) correspond to the actuarial (loss)/income of USD (244) (USD (257) in 2019), net of taxes of USD 56 (USD 49 in 2019).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(4) Changes in the year of the provision for legal claims is as follows:

	2020	2019
Balances at the beginning of the year	6,478	9,683
Accrual of the year	1,488	1,153
Use of the provision	(1,962)	(3,485)
Translation differences and inflation adjustment	(821)	(873)
Balances at the end of the year	5,183	6,478

24       Trade payables

	At December 31,
	2020	2019
Non-current
Trade payable with suppliers	9,162	798
	9,162	798
Current
Trade payables with suppliers	146,907	145,740
Trade payables with related parties (Note 27)	3,945	3,017
	150,852	148,757

Fair value of trade payables does not materially differ from book value.

25       Equity

a) Share capital

The movements of share capital for the year is as follows:

	At December 31,
	2020	2019	2018
At the beginning of the period	160,022	160,022	1,500,000
Reverse stock split (1)	-	-	(1,351,883)
Initial Public Offering (2)	-	-	11,905
Capital Increase (3)	3,201	-	-
At the end of the year	163,223	160,022	160,022

(1) On January 19, 2018, ACI Airports S.à r.l. (the “Shareholder”) approved a 1-to-10.12709504 reverse stock split of its common shares, consequently decreasing the outstanding common shares from 1,500,000,000 common shares to 148,117,500 common shares (the “Reverse Stock Split”). The nominal value of USD 1.00 of each common share did not change as a result of the Reverse Stock Split. It implied a reduction of share capital of USD 1,351,883 and an increase in Non-Distributable Reserves. In accordance with the provisions of the amended and restated articles of association of the Company, the non-distributable reserve may be distributed to its shareholders, from time to time, on a pro rata basis.

(2) On February 2, 2018, CAAP submitted the final prospectus to the U.S. Securities and Exchange Commission as an initial public offering of common shares of Corporación América Airports S.A. which was declared effective by such commission. The offering was of 11,904,762 common shares with a nominal value of USD 1 and the Shareholder offered 16,666,667 common shares which were fully subscribed. As a consequence of the Initial Public Offering, the share capital of CAAP has increased to 160,022,262 shares. The initial public offering price per common share was USD 17.00. As a result, CAAP had proceeds of USD 195,601 net of underwriting discounts and commissions but before other issuing expenses.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended on December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

a) Share capital (Cont.)

(3) On August 20, 2020, the Company approved a management share compensation plan. On October 9, 2020, as part of the aforementioned plan, CAAP has increased its share capital by the amount of USD 3.2 million through the issuance of 3,200,445 new shares having a nominal value of USD 1 each. As a result of the issuance, the share capital of the Company increased from 160,022,262 to 163,222,707 shares. The New Shares were subscribed for a total price of USD 6.1 million (a subscription price of USD 1.92 per new share, being the market price as of October 8, 2020).

As of December 31, 2020, the new shares are held in treasury until their allocation to key employees in accordance with the Management Compensation Plan.

b) Share premium

	At December 31,
	2020	2019	2018
At the beginning of the period	180,486	180,486	-
Share premium	-	-	190,476
Underwriting discounts and expenses	-	-	(9,990)
Capital Increase (Note 25 a)	2,944	-	-
At the end of the year	183,430	180,486	180,486

As of December 31, 2020, includes the differences between the nominal value of USD 1 per common share and subscription price of the capital increase of USD 1.92.

As of December 31, 2019 and 2018 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2020	2019	2018
At the beginning of the year	(1,324,887)	(1,324,731)	(1,344,008)
Change in participations (*)	2,027	(60)	19,112
Share-based compensation reserve (Note 29)	1,800	-	-
Remeasurement of defined benefit obligations net for income tax	(82)	(96)	165
	(1,321,142)	(1,324,887)	(1,324,731)

(*) This consists mainly in change in participations in Corporación América S.A. and in Italian subsidiaries, see Note 25 e).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

d) Other comprehensive income

The movements of the reserve of other comprehensive income for the year of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income Tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive (loss)/income for the year	(24,630)	(106)	(541)	24	-	(25,253)
For the year ended December 31, 2020	(439,407)	92	(41,267)	(39)	63,402	(417,219)

Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive (loss)/income for the year	(13,333)	(132)	35	36	-	(13,394)
For the year ended December 31, 2019	(414,777)	198	(40,726)	(63)	63,402	(391,966)

Balances at January 1, 2018	(241,091)	123	(39,611)	(57)	63,402	(217,234)
Other comprehensive (loss)/income for the year	(160,353)	207	(1,150)	(42)	-	(161,338)
For the year ended December 31, 2018	(401,444)	330	(40,761)	(99)	63,402	(378,572)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

e) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2020	2019	2018
At the beginning of the year	434,725	454,453	335,359
Adjustment on initial application of IAS 29	-	-	196,408
Adjustment on adoption of IFRS 9 (net of tax)	-	-	542
Adjusted balance at January 1,	434,725	454,453	532,309
Shareholder contributions (1)	-	27,506	43,703
Loss for the year	(108,840)	(14,919)	(17,724)
Other comprehensive (loss) / income
Currency translation	(7,934)	(11,514)	(87,359)
Remeasurement of defined benefit obligations	(138)	(125)	137
Reserve for income tax	32	13	(25)
	(8,040)	(11,626)	(87,247)
Changes in non-controlling interest
Changes in the participations –acquisitions (2) (3)	(1,968)	10	(32,442)
Changes in the participations – sales (4)	-	-	29,611
Dividends approved	(1)	(20,699)	(13,757)
	(1,969)	(20,689)	(16,588)
Non-controlling interest at the end of the year	315,876	434,725	454,453

(1) Corresponds to contributions made by the non-controlling interest in Inframerica Concessionária do Aeroporto de Brasilia S.A.

(2) On February 19, 2018, CAI purchased an additional 4.568% (850,235 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Pisa, for a purchase price of €15.80 per share, paying a total amount of € 13,434 (approximately USD 16,513). On June 25, 2018, CAI purchased an additional 6.58% (1,225,275 shares) of the share capital of Toscana Aeroporti S.p.A from Fondazione Cassa di Risparmio di Firenze, for a purchase price of €16.50 per share, paying a total amount of € 20,200 (approximately USD 24,218). As a result of these acquisitions, CAI holds approximately 62.28% of Toscana Aeroporti’s share capital.

(3) On November 24, 2020, Cedicor S.A.’s contributions in Corporación América S.A. were capitalized increasing its participation from 95.37% to 95.80%.

(4) On July 25, 2018, CAAP entered into a share purchase agreement whereby CAAP sold 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai. On September 12, 2018, the aforementioned transaction was completed, DICASA sold 25% of the share capital of CAI to ICD, for a seller price of € 1,504.3 per share, receiving a total amount of € 48,890 (approximately USD 56,638). As a result of the sale, DICASA holds 75% of CAI’s share capital.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits

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

The Company believes that the aggregate provisions recorded for losses in these Consolidated Financial Statements, are adequate based upon currently available information.

Argentina legal proceedings

AA2000 legal proceedings

During 2013 and 2014 the Argentine Federal Administration of Public Income initiated three different tax assessments proceedings against AA2000. Two of the tax assessments proceedings were initiated against AA2000 with respect to income tax deductions from services rendered by third parties. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 had to pay ARS 18.4 million in 36 consecutive, monthly, installments. As of December 31, 2020 AA2000 has paid all of the monthly installments due to date under this facility.

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

In addition, in 2013, a separate criminal proceeding was initiated by a third party against two former directors of AA2000 based on the same facts as this third assessment proceeding mentioned above. The Court of first instance dismissed the claim and the prosecutor appealed the ruling. The Court of Appeals reversed the prior ruling based on the lack of evidence obtained in the original proceeding and ordered the Court of first instance to expand the fraud investigation and to determine the possible connection with the assessment proceeding mentioned above. After further investigation, the Court of first instance ratified the dismissal against AA2000, which the prosecutor subsequently appealed. The Court of Appeals once again dismissed the case against AA2000 based on the connection of both proceedings and ordered the consolidation of the fraud and the tax investigations. Consequently, the Court of first instance on economic and criminal matters No. 11 is now the intervening court for both proceedings.

Given that the facts which originated both claims were the same, both proceedings continued as a unified criminal matter on income taxes and income tax on undocumented exemptions.

Although management and legal advisors had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017 AA2000 complied with the extraordinary regime of regularization of tax obligations provided by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The total amount that AA2000 must pay for such extraordinary regime was ARS 166.3 million in 60 consecutive, monthly payments as from March, 2017. AA2000 has paid all of the monthly installments due to date.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

On December 27, 2018, the Court ordered: to (a) override the defendants’ current cause related to the alleged tax payment evasion of the Profits for Undocumented Outputs tax corresponding to AA2000’s 2006 and 2007 annual fiscal years and the 2008 Income Tax, with the scope provided for by articles 54 of Law No. 27,260 and 336 paragraph 1 of the CPPN; (b) suspend the criminal action initiated for payment evasion of the Income Tax for Undocumented Exits corresponding AA2000’s 2009 annual fiscal year, with the scope provided by art. 54 of law No. 27,260.

In December 2020, the Court decided to return the proceeding to the first instance court in order to apply the regime foreseen under Law No. 27,562 for the 2006, 2007 and 2008 periods. The judge of first instance has now to decide whether this regime is indeed applicable or, where appropriate, to analyze the origin of other proposals made by the defense to achieve the dismissal.

Regarding the periods 2009 to 2012, the Court confirmed that the criminal action continues to be suspended until all the installments under the payment plan committed by AA2000 are paid.

Pursuant to the Final Memorandum of Agreement entered into with the Argentine Government, dated April 3, 2007, AA2000 is required to assess and remediate environmental damage at their airports in Argentina.

In August 2005, a civil action was brought by Asociación de Superficiarios de la Patagonia, a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport and, in September 2006, AA2000 was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell due to the fact that AA2000 manages the real property at which the environmental damages occurred. AA2000 has asserted that Shell is solely responsible for any damages. As of the date of these Consolidated Financial Statements, Shell Oil Company and the ORSNA are currently jointly working in the damage remediation activities.

In August 2011, Asociación de Superficiarios de la Patagonia brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement. The administrative federal court appointed the Argentine University of the City of La Plata (Universidad de la Plata) to conduct research studies in connection with the required remediation works. In connection with this proceeding, Asociación de Superficiarios de la Patagonia obtained an injunction for compensation for environmental damages. In order to guarantee the injunction, an insurance policy was filed for an amount equals to ARS 97.4 million.

The aforementioned do not constitute a contingency as soon as their execution is ordered, the disbursements must be considered and included in the contractual investment plan.

Aeropuertos del Neuquén S.A. (“ANSA”) legal proceedings

On October 26, 2018, ANSA was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018. On December 4, 2018, the first instance court ordered a seizure on the ANSA's accounts for the amount of approximately USD 0.5 million. The seizure was replaced by an insurance policy. On December 3, 2019, the evidence stage started which, as of the date of these Consolidated Financial Statements, is still ongoing. The total amount of the claim currently arises to USD 4.7 million.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

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

CASA understood that the referred resolutions, as well as the “criterion of adjusted value” for the distribution of dividends in preferred shares, contained errors that prevent the balance of the financial economic equation, and therefore, they were challenged before the National Court of First Instance No. 9 for Administrative Disputes.

On December 29, 2020, Decree 1009/20 - which formalized the extension of AA2000 Concession Agreement – was issued, and consequently the judicial proceeding was finalized.

Conflict with Aerolíneas Argentinas (“ARSA”)

This air operator is currently AA2000’s main customer and records an outstanding debt with AA2000. The singularity of ARSA lies in its status as state-owned company, since it is owned by the Argentinian State, which is in turn the grantor of AA2000 Concession Agreement.

Claims have been made before ORSNA as well as formal presentations before the Ministry of Transportation, requesting mechanisms to resolve the situation through different alternatives such as payment plans, compensation and agreements. Considering this situation and in accordance with IFRS 15, as from October 1, 2019, only revenue from passenger fees related to ARSA is being recognized.

See agreement reached in Note 32.

Brazil legal proceedings

Administrative Proceedings against the Brazilian ANAC

Inframerica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) filed claims before the Brazilian ANAC on December 29, 2015, in the total amount of R$ 758.6 million, requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other matters) additional construction works required to complete the terminals and the runway that were not provided for in the concession agreement, and the negative impact of new rules and regulations enacted by the Brazilian Ministry of Health, which reduced ICAB’s revenues in connection with the use of the cargo terminal. In addition, on June 29, 2017, ICAB filed new claims with the Brazilian ANAC in the amount of R$ 196.8 million requesting the economic re-equilibrium of ICAB’s concession agreement based on (among other matters) the loss of revenues as a result of modifications to the rules and regulations affecting the air traffic system at the Brasilia Airport.

Regarding the claim concerning the changes made in cargo tariffs, the ANAC's Collegiate agreed to the request and ICAB was granted the amount of R$ 9.5 million to be deducted from fixed concession fees. Regarding the claim of reimbursement of expenses with security personnel requested by Brazilian ADUANA, ANAC's Collegiate agreed to the claim and ICAB was granted an amount of R$1.6 million to be deducted from fixed concession fees.

As of December 31, 2020 claims in the amount of R$ 944.5 million were denied by the Brazilian ANAC. ICAB hired external consultants in order to evaluate the convenience to initiate an arbitration or judicial proceeding regarding the denied claims. After joint evaluation, ICAB agreed that it is not advisable to move forward with arbitral or judicial proceedings due to the high level of risks and costs involved.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Brazil legal proceedings (Cont.)

Administrative Proceedings against the Brazilian ANAC (Cont.)

On November 17, 2015, ICAB was notified by ANAC about the end of the administrative proceeding regarding a penalty for the breach of the provision 10.1 c/c – 10.8 D of Annex 2 of ICAB’s Concession Agreement for not submitting the Quality Services Plan (“PQS”) within the provided deadline. According to ANAC’s criteria, the PQS has to be submitted on an annual basis, before each June 24 and 30 days before the annual readjustment of tariffs. In 2013, ICAB did not follow such criteria since ICAB understood that the deadline was October 23, 2013. Considering the foregoing, ANAC imposed a fine of R$ 10.6 million. On March 9, 2016, ICAB brought this discussion to the judicial appreciation and on July 9, 2019, after several stages, the appeals court suspended the application of the fine until the matter is fully analyzed by such court.

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

As of December 31, 2020, all ICASGA claims, filed on December 29, 2015, totaling the amount of R$ 1.0 billion were denied by the Brazilian ANAC. ICASGA hired external consultants in order to evaluate the convenience to initiate an arbitration or judicial proceeding regarding the denied claims. After joint evaluation, ICAB agreed that it is not advisable to move forward with arbitral or judicial proceedings due to the high level of risks and costs involved.

On June 25, 2019, ICASGA filed a new independent claim in the total amount of R$ 12.1 million before the Brazilian ANAC requesting the economic re-equilibrium of ICASGA’s concession agreement based on extraordinaire expenditures on the renovation and correction of constructive mistakes of the airport landing strip (runway). The ANAC granted ICASGA economic re-equilibrium in the amount of R$ 8.8 million in connection with the landing strip renovation to be received through the increase of boarding fees in 2021.

Civil Proceedings

Inframerica and its subsidiaries are defendants in various civil lawsuits, which individually and in the aggregate are not material. In addition, an ordinary action against the Brazilian ANAC was filed to suspend the payment of the annual granting fees for 2016 and 2017 related to Inframerica Concessionária do Aeroporto de Brasilia S.A.´s concession (outorga anual), in the amount of R$ 245.7 million and R$ 253.0 million respectively. However, as the process of rescheduling the annual fees payable for the remainder of the concession was agreed, on December 6, 2017, ICAB requested a waiver to terminate the proceeding. As of December 31, 2019, this waiver request was granted, but the proceeding still was standing in order to conclude an existing discussion regarding legal fees. As of December 31, 2020, those legal fees were paid and the lawsuit was concluded.

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

During 2020, Tribunal de Contas da União (“TCU”) instructed Infraero (ICAB’s shareholder), to conduct an audit on ICAB with respect to the contract Inframerica signed with Helvix (a joint venture between Helport and Engevix) for the major remodeling on the Brasilia Airport between 2012-2014, pursuant to the terms of the Brasilia Concession Agreement. On September 9, 2020, Infraero informed ICAB about the audit results and although no evidence of excessive pricing was found, Infraero mentioned the potential existence of certain irregularities in connection with the fourth amendment to the agreement. On September 22, 2020, Inframerica flied a response alleging the inexistence of the referred irregularities. Infraero is currently reviewing the document and a final determination about the case is still pending. If confirmed, Inframerica may be subject to fines from R$ 40 million to R$ 150 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Brazil legal proceedings (Cont.)

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to dispute the legality of the Property and Urban Territorial Tax (“IPTU”) collected by the City of São Gonçalo do Amarante. On January 18, 2018, the judge granted a provisional decision by suspending the tax collection, and on August 27, 2019, a further ruling found the collection as unfounded. The Municipality appealed and obtained a provisional decision, which allowed for the collection of such tax up to the amount of approximately R$ 17 million. On December 11, 2019, ICASGA appealed said provisional decision which was granted on May 27, 2020 and, consequently, the tax collection was suspended. The Municipality appealed again before the Brazilian Supreme Court and, on June 16, 2020, such appeal was denied. The tax collection remains suspended until trial by the State Court is suspended.

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal. Therefore, the judgement dismissing the collection of IPTU was confirmed. The Municipality can still file a final appeal before the Brazilian Supreme Court.

On September, 2014, ICAB initiated a lawsuit that dispute the legality of the IPTU collected by the Federal District. On October, 2014, the judge granted a provisional decision by suspending the tax collection, and on April, 2015, a further ruling found the collection as unfounded.

The Federal District initiated a new lawsuit, demanding the payment of R$ 5 million on pending IPTU. On January 21, 2020, ICAB was notified about this new proceeding and on March of 2020, ICAB filed a response arguing that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. This lawsuit is pending as of the date of these Consolidated Financial Statements. Many airports in Brazil are facing the same discussion.

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

On September 11, 2017, Corporación América S.A. sent written notice to the Peruvian Government notifying of its non-compliance with certain obligations under the 1996 Bilateral Investment Agreement between Peru and Argentina for the promotion and protection of investments (“BIT”) caused by the mentioned unilateral resolution, which (i) constitutes a dispute between CASA (as a shareholder of Kuntur Wasi and an investor in Peru) and the Peruvian Government under the BIT, and (ii) has caused damages to CASA.

On January 18, 2018, the Peruvian Government unilaterally terminated this treatment procedure without reaching an agreement. Pursuant to the terms of the Concession Agreement, under these circumstances negotiations should continue through an arbitration procedure.

After the 15-day term granted by Kuntur Wasi, the State did not comply with its obligations and, therefore, Kuntur Wasi declared the termination of the Concession Agreement, as communicated to the Peruvian State on February 7, 2018.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Peruvian Proceedings (Cont.)

On June 21, 2018, the arbitration procedure request was submitted to the competent authority CIADI, who answered the request assuming jurisdiction in Peru. On the same date, Corporación América S.A. also submitted to CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

The Arbitral Court was already appointed and CIADI issued the final procedure and timeframe to be followed by all the involved parties (definitions on language, presentations, translations, experts and witness hearings, among other matters).

Kuntur Wasi and CASA filed their Memorial (complaint) and presentations of both parties are already done and certain preliminary issues regarding the hearings are pending to be resolved by the Arbitration tribunal. Both parties have agreed to carry out the process under rules of confidentiality.

State and Money Laundering Complaint

On February 24, 2017, the Peruvian Prosecutor initiated an investigation under Peruvian Law against certain management members of Kuntur Wasi, for alleged conspiracy with governmental authorities to obtain the concession for the operation of the new Cusco International Airport in Chinchero. On October 10, 2017, upon expiration of the statutory term for the completion of the initial investigation the Peruvian prosecutor filed an amendment to the complaint, which was based on alleged instances of crimes against the state and money laundering by Kuntur Wasi under the Organized Crime Law.

On August 2019, the Prosecutor in Perú formalized the complaint against some officers of Kuntur Wasi and some government officials for collusion in the signing of the addendum.

However, on February 12, 2020 the local court (Primera Fiscalía Superior Especializada en delitos de corrupción de funcionarios del Distrito Judicial de Lima) confirmed the process was definitely closed and the involved parties were released from any further action in this regard.

Ecuadorian Proceedings

Tax Proceedings

On October 12, 2020, the Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined through Act No. D28-A50ADBC20-00000040 that TAGSA should pay an amount of up to approximately USD 0.9 million with respect to withholding income tax practices for the year 2017. Pursuant to SRI, TAGSA should have made the withholdings on dividend payments corresponding to the shares of Corporación Aeroportuaria S.A. in the aforementioned amount at source, on the basis that dividends were paid directly or through intermediaries to companies domiciled in tax havens, due to the fact that Luxembourg is considered a tax haven in Ecuador.

On November 10, 2020, TAGSA filed an administrative complaint against such determination which was denied. After careful analysis, in order to challenge SRI’s criteria, on March 4, 2021, TAGSA filed a judicial claim involving an amount of approximately USD 1.4 million.

All the proceedings disclosed in this note are, at the opinion of each local counsel, “possible” according to classification of procedures due to probability of success.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

Country	Concession	Number of Airports	Concession Start Date	Current Concession End Date	Extension Details
Argentina	AA2000	35[1]	1998	2038[2]
	NQN	1	2001	2021	5 years
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2048[3]
	TA (ADF)	1	2003 (2014)	2045[3]
Brazil	ICASGA	1	2012	2040	5 years
	ICAB	1	2012	2037	5 years
Uruguay	Puerta del Sur	1	2003	2033
	CAISA	1	1993 (2008) (2019)	2033
Ecuador	TAGSA	1	2004	2029
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Peru	AAP	5	2011	2036	Extendable to 2071
Total		52

1.	Includes Termas de Rio Hondo Airport, which is operated by AA2000 but is pending government approval to be included in the AA2000 concession.

2.	In 2020 AA2000 executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years.

3.	Includes 2020 additional two-year extension.

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

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, on December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree No. 1107/2017 and Resolution No. 894/2018 of the Ministry of Transportation.

The Argentine Concession Agreement was granted for an initial period of 30 years through February 13, 2028 and an additional extension period of up to 10 years.

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038.

Pursuant to the Technical Conditions of the Extension approved by Decree No. 1009/2020, AA2000 is obliged to comply with the several commitments.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

The Financial Projection of Income and Expenses attached to the Technical Conditions of the Extension include the detail of the estimated dates in which the required commitments and capital expenditures would be performed. In addition, the amount of capital expenditures for the period comprised between 2028 and 2038 will be established by the ORSNA according to the operating needs of the aeronautical system and the equilibrium of the Concession.

According to the Technical Conditions of the Extension, the financial obligations and the availability of funds commitment established for March 2022 may be extended by the ORSNA to December 2022, provided that there are justified reasons or force majeure events, like the reinstatement of boundary closures due to Covid-19 pandemic which are detrimental to the air traffic.

Failure to comply with these commitments could result in the imposition of fines or the termination or revocation of the Concession.

Pursuant to the terms of the Argentine Concession Agreement, the Argentine National Government will have the right to buyout the concession at any time as from February 13, 2018. If such right is exercised, the Argentine National Government is required to indemnify AA2000 and assume in full any debts incurred by AA2000 to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan for which AA2000 would be compensated as part of the payment made to AA2000 by the Argentine Government.

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

AA2000 has executed the capital expenditures committed under the investment plan submitted for the period 2006-2028. In order to strengthen the airport system, new investments commitments were established, listed in the Technical Conditions for the Extension, for the periods 2020-2021, 2022-2023; 2024-2027 and 2028-2038.

In order to guarantee performance of the works, AA2000 has contracted a surety bond to comply with the investment plan guarantee required by the Argentine Concession Agreement.

AA2000 sets up a guarantee for concession contract fulfilment for the total amount is for ARS 1.123,9 million (approximately USD 13.36 million) which is renewed on an annual basis.

In addition, AA2000 is required to maintain a civil liability insurance policy Covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 3.6 million). AA2000 has taken out insurance policy for an amount of USD 500 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

As a result of the renegotiation of the concession contract, in 2006 AA2000 has delivered to the Argentine Government 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of ARS 1 each and have no voting rights. Such shares are redeemable by AA2000 at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government has the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent AA2000 has not previously redeemed such annual percentage for the respective year. In addition, according to the agreement for AA2000 Concession extension, AA2000 has the option to redeem the preferred shares during 2022. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event AA2000 does not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation. There are 910,978,514 preferred shares outstanding at December 31, 2020 (747,529,409 at December 31, 2019).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018
(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

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

During the next five years, PDS expects to incur additional capital expenditures in the amount of USD 8.2 million in the Carrasco Airport, as required by contract.

Fees

Pursuant to the concession agreement, PDS is required to pay to the Uruguayan Government an annual fee, which will be the higher of: a) USD 4,555; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00419, plus applicable cargo fees. The aforementioned 2014 amendment established additional fees based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers.

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

Punta del Este Airport

Consorcio Aeropuertos Internacionales S.A. (“CAISA”) signed with the Uruguayan Government a concession agreement which grants until the year 2019 for the reconstruction, maintenance and partial operation of the services of International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este.

As of June 28, 2019, the concession agreement among CAISA and the Ministry of Defense was amended extending its term to March 31, 2033.

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

During the next five years and upon execution of the amendment, CAISA expects to incur in additional capital expenditures in the amount of USD 18.4 million, all required by contract.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfilment for USD 1.6 million and USD 4.2 million (secured by TCU S.A.) respectively.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Ecuadorian Concession Agreement

Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has a concession agreement which grants until July 27, 2029 the development, operation and maintenance of Guayaquil airport, José Joaquin de Olmedo (“JJO”).

Obligations Assumed by TAGSA as Concessionaire

The main obligations under the concession are:

-	Design and construction of the works and investment specified in the Concession Agreement during the initial, intermediate and final phases, and expansion of the national terminal.
-	Operate and manage the JJO from the date of commencement of operations.
-	Establish regulations for the normal development of JJO.
-	Preventive and corrective maintenance of the JJO, including (i) all necessary repairs of the facilities, equipment and other concession assets built, acquired or incorporated by the TAGSA or pre-existing in the JJO and (ii) maintaining the facilities, equipment and other assets to prevent deterioration.- Taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services.
-	Payment of the annual concession amount.
-	Provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA.

On July 6, 2018, TAGSA amended the concession agreement (the “Guayaquil Concession Agreement”) which established new additional works for an amount of USD 32.2 million to be completed by TAGSA prior to the end of the concession’s term which was extended to 2029. As of December 31, 2020, USD 9.0 million remain pending.

Fees

TAGSA is required to pay the annual concession amount to a trust, which amounts to 55.25% of gross revenues from tariffs and charges, and certain other commercial revenues from the operation of JJO to the Trust Fund for Development of the New Airport of Guayaquil, plus a fixed amount of USD 1.5 million per year for administrative services. The Guayaquil Concession Agreement included an increase of USD 524.6 thousand (for the six-month period from August 2019 to January 2020) on a one-time basis, thereafter the amount and calculation applied in the previous period will be maintained.

Guarantees

TAGSA is required to maintain a performance bond as security for the timely fulfillment of the obligations under the concession agreement of USD 3 million for the rest of the concession. In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20% of the amount that is required to be paid by TAGSA to the Trust minus the amount of the performance bond of Guayaquil Concession Agreement. The current amount of the performance bond is USD 2.2 million.

ECOGAL is required to deliver a performance bond of USD 700 to the Dirección General de Aviación Civil de Ecuador (“DGAC”), which should be in place during the term of the Galapagos Concession Agreement. This bond is renewed annually.

Restoration of economic and financial equilibrium request

On September 7, 2020, TAGSA formally requested to the AAG the restoration of economic and financial equilibrium, and the application of compensation mechanisms under the concession agreement invoking “force majeure” or “fortuitous event”. In addition, TAGSA requested the postponement of payment of its contractual financial obligations including concession fees, administrative service fees and investments pending execution.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazil Concession Agreement

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

-	Providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law 8.987/95 (the Brazilian Concessions Law), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Airport Operation Plan.
-	Implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the applicable Airport Operation Plan.
-	Providing proper service, defined under the Airport Operation Plan as regular, continuous, efficient, safe, up to date, broad and courteous services at a fair price, to the general public and airport customers.
-	Performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed.
-	Presenting ANAC with an Infrastructure Management Plan and Service Quality Plan every five years for the entire term of each of the Brazilian Concession Agreements.
-	Submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the concession agreement and applicable regulations.
-	Developing and implementing plans for dealing with emergencies at the airports, and maintaining for such purposes the human resources guidelines and other training materials required by industry regulations and the applicable Airport Operation Plan.

Fees

Grant payment obligations arising from these concession agreements are described in Note 23.

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:
Event	Amount of the Performance Bond (in R$)	Amount of the Performance Bond (in USD)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65 million	12.1 million
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract)	6.5 million	1.3 million
Current amount of Phase II (1)	14.2 million	2.7 million
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments
Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7 million	51.3 million
After completion of Phase I-B of the Brasilia Concession Agreement or at the termination of the contract	133.3 million	25.7 million
Current amount of Phase II (2)	206.5 million	39.7 million
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement.	19.1 million	3.7 million

(1) Performance bonds for R$ 14.2 million, with CAAP as guarantor.

(2) Insurance granted by a Guarantee letter of CAAP signed with Sompo Brazil on October 4, 2019 for R$ 206.5 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazil Concession Agreement (Cont.)

Economic and financial re-equilibrium

In Brazil, the pandemic was recognized as a case of "force majeure" or "fortuitous case", and for that reason the loss is not part of the risks assumed by the private sector and must be compensated by the Government, which may use alternatives such as: reduction in the value of concession fee, increase in fees charged or extension of the contract.

On July 9, 2020, ICAB and ICASGA filed an Administrative process to formally require the economic and financial re-equilibrium of their concessions for the year 2020. See further information in Note 8.

Re-bidding of Natal Airport Concession

On March 5, 2020, CAAP announced that its subsidiary ICASGA filed a request to the Agência Nacional de Aviação Civil (“ANAC”) to commence the re-bidding process of the International Airport of São Gonçalo do Amarante (“Natal Airport”), pursuant to Law No. 13,448 of July 5, 2017, and the ANAC Resolution No. 533 of November 7, 2019. This process will take several stages until the operation of the Natal Airport is transferred to a different operator after a new bidding process, and an indemnification payment is made to ICASGA. The amount of this payment will be determined by the authorities, based primarily on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations, with the same safety and service quality, as well as commercial and employment contracts. The re-bidding request is limited to the Natal Airport concession.

On May 26, 2020, the ANAC issued its affirmative vote to the technical and legal feasibility on the request of the re-bidding process initiated by ICASGA.

On June 3, 2020, the process obtained the approval of the Ministério da Infraestrutura and on June 10, 2020, the Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia expressed a favorable opinion and submitted the qualification for re-bidding to the President of Brazil.

On August 24, 2020, Natal Airport was qualified to go through the re-bidding process. On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding (the “Amendment”) effective until August 24, 2022 or when the new operator wins the re-bidding, whichever occurs first. In case the re-bidding remains vacant on or after August 24, 2022, the Brazilian Government could extend the initial term. In case this term is not extended, the concessionaire will be responsible for continuing with the operation of the airport under the same conditions in place before the Amendment.

As previously mentioned, the process of re-bidding is still in progress and will go through several stages, at this moment there is no accounting impact of this operation in ICASGA nor CAAP financial figures, the measurement and the accounting will be carried out according to the terms of the upcoming contracts, when signed.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

The AAP Concession Agreement

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

AAP is required to provide a guarantee of the execution of the works, including the payment of any penalties. The AAP Construction performance bond will guarantee (i) during the initial construction period, a total of 10% of the sum of the amounts established in the work execution program, that must renewed annually during the duration of this stage and the following three months, and (ii) during the remaining period, a total of 20% of the sum of the amounts established in the Annual Investment Plan for the Remaining Period Works, and must be renewed annually until 12 months after the complete execution of the works. As of December 31, 2020 and 2019, the amount guaranteed is approximately USD 1 million.

Based on the above, Corporación América Sudamericana S.A. issued guarantees in favor of AAP for concession contract fulfilment, works to be performed and equipment with three standby letters of credit of with Morgan Stanley for a total amount of USD 2.25, USD 0.5 and USD 0.1 respectively.

Other guarantees in favor of AAP

AAP entered into a loan agreement as borrower with VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) in the amount of USD 10.5 million. Andino Investment Holdings S.A.A. and CAAP as shareholders of AAP were established as joint and several guarantors of AAP for the obligations that could be generated by virtue of the loan agreement. For this purpose, CAAP issued an irrevocable first demand guarantee letter in the amount of USD 5.25 million in favor of Volcom.

Banco de Crédito del Perú (“BCP”) issued guarantees in favor of AAP for equipment acquisitions for the concession for a total amount of USD 240 thousands.

TCU S.A. issued a guarantee in favor of AAP for working capital loans with Banco Internacional del Perú - Interbank for a total amount of USD 2 million.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Armenian Concession Agreement (Cont.)

Obligations Assumed by the Concession Manager

Under the terms of the Armenian Concession Agreement, the Concession Manager shall:

-	Undertake and warrant the normal and permanent rendering of aviation services.
-	Manage and operate the airports according to internationally accepted airport standards.
-	Comply with the Master Plan.
-	Obtain, at its own cost and risk, adequate financing and management resources to modernize the physical infrastructure of the airport, to ensure compliance with applicable regulatory standards and to improve the quality of their management.
-	Provide the Armenian Government with the ground spaces required for the performance of customs, migration, defense, security, safety, phyto-zoo sanitary and bromatological controls and public health activities, as long as they are and remain activities directly performed by Armenian Government agencies and bodies. If the Armenian Government decides to delegate any of such activities to the private sector, the Concession Manager shall have a right of first refusal for the performance of such activities, which right must be exercised within a period of 30 days as from the announcement of any bid by a third party.
-	Provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airport, which will include data regarding traffic, revenues and investments.
-	Manage, operate and exploit the airport activities, directly or through contracts with third parties, subject to the limitations set forth in the Armenian Concession Agreement.
-	Collect from all of the users (including the airlines and all other public or private persons performing activities or exercising any authority in the airport) the corresponding airport charges and the fees which the Concession Manager may establish from time to time.
-	Construct, maintain and/or operate, on its own account or through any third parties, any hangars, fuel storage plants or aircraft supply plants, customs warehouses and/or any other warehouses or premises related to the handling of air cargoes or the aeronautical operation in general.

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

During the next five years, AIA expects to incur USD 13.2 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

Italy Concession Agreement

Toscana Aeroporti S.p.A. (“TA”) has the concession of the airports of Pisa and Florence.

The concession for Pisa Airport (“Pisa Concession”) was approved on December 7, 2006, with the Inter-Ministerial Decree issued by the Ministry of Transportation, the Ministry of the Economy and the Ministry of Defense. The Concession Agreement initially expired on December 7, 2046.

The Florence Concession was approved on March 11, 2003, with the Inter-Ministerial Decree issued by the Ministry of Infrastructure and Transport and the Ministry of the Economy and Finance. In order to meet the urgent need to implement the relevant legal framework, the abovementioned Inter-Ministerial Decree provided the extension of the duration of the concession to 40 years. The Concession Agreement initially expired on February 10, 2043.

In view of the drop in traffic at Italian airports deriving from the Covid-19 virus outbreak and in order to contain the consequent economic effects, the term of all the current concessions for the management and development of airport activities was extended by two additional years under Law No. 77 of July 17, 2020, which amends Article 202 paragraph 1-bis of Decree-Law No. 34 of May 19, 2020, extending Pisa and Florence concessions until 2048 and 2045, respectively.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italy Concession Agreement (Cont.)

Obligations Assumed by TA as Concessionaire

Under the terms of the Pisa and Florence Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining Pisa Airport, which includes, inter alia, the performance of the following obligations and activities:

-	Paying the annual concession fee.
-	Adopting all appropriate measures in favor of the neighboring territorial communities and their security.
-	Organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection.
-	Providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules.
-	Obtaining prior authorization from ENAC to appoint sub concessionaires to carry out airport activities and to give prior written communication to ENAC of the sub concession of other activities (e.g., commercial activities), in any case ensuring that the relative third party sub concessionaires take out an insurance policy to cover the risks related to their respective activities.
-	Providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management.
-	Adopting all necessary measures to ensure the provision of the fire-fighting service.
-	Ensuring the carrying out of airport security control services.
-	Complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC.
-	Preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan.
-	Guaranteeing the suitability of the standards of offered services.

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

Guarantees

Suretyships provided to third parties on behalf of TA (€ 10.8 million as of December 31, 2020 and € 10.8 as of December 31, 2019) mainly refer to performance bonds with ENAC (Italian regulatory authority) as beneficiary, in order to guarantee full and exact fulfillment of the obligations established with the two 40-year Conventions signed; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Insurance

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events).

Investment plan

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

On November 3, 2015, TA received the technical approval by ENAC of its 2014-2029 master plan for Florence Airport, and on December 28, 2017, the Ministry of Environment, after conducting an environmental impact assessment (Valutazione di Impatto Ambientale), approved such master plan. However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other authorities, such approval was repealed through judgment No. 793.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italy Concession Agreement (Cont.)

On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement and on February 14, 2020, TA was notified by the Council of State that the appeal was rejected. Therefore, TA must undertake a new procedure regarding the environmental compliance of the works performed.

In relation with Pisa Airport, on October 24, 2017, ENAC approved and signed 2015-2028 master plan for Pisa Airport.

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2020, 2019 and 2018, equity as defined under Luxembourg laws and regulations (“Lux GAAP”) consisted of:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
Share capital	163,223	160,022	160,022
Share premium	183,430	180,486	180,486
Reserve for own shares	6,145	-	-
Legal reserve	176	176	176
Free distributable reserves	378,910	385,055	385,055
Non-distributable reserves	1,351,883	1,351,883	1,351,883
Retained earnings	(60,392)	(78,497)	(72,231)
Total equity in accordance with Luxembourg law	2,023,375	1,999,125	2,005,391

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación América International S.à r.l. (previously denominated America Corporation International S.à r.l.), all of which are Luxembourg based companies.

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

Summary of balances with related parties are:

	At December 31,
	2020	2019
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,579	1,555
Trade receivables with other related parties	845	687
Other receivables with associates	658	658
Other receivables with other related parties	8,850	8,611
Other financial assets with associates	2,609	2,494
Other financial assets with other related parties	14,135	14,573
Trade payables to other related parties	(3,945)	(3,017)
	24,731	25,561
(b) Other liabilities
Other liabilities to other related parties	(8,541)	(7,538)
	(8,541)	(7,538)
(c) Other balances
Cash and cash equivalents in other related parties	11,776	15,312
	11,776	15,312

	For the year ended
	2020	2019	2018
Transactions
Aeronautical/Commercial revenue	4,072	7,187	7,507
Fees	(6,791)	(8,256)	(6,056)
Interest accruals	712	654	(320)
Acquisition of goods and services	(11,516)	(19,002)	(23,909)
Others	(4,262)	(4,449)	(954)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 6,937 as of December 31, 2020 (USD 2,218 as of December 31, 2019). Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leasing’s are included in Acquisition of goods and services line for an amount of USD 3,284 (USD 6,272 as of December 31, 2019).

Remuneration received by the Group’s key staff amounted to approximately 2.2% of total remunerations accrued at December 31, 2020, 1.7% accrued at December 31, 2019 and 1.8% accrued at December 31, 2018.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Cash flow disclosures

	At December 31,
Changes in working capital	2020	2019	2018
Other receivables and credits	46,571	(103,908)	(41,567)
Inventories	2,358	(1,395)	(999)
Other liabilities	(14,831)	(48,116)	(37,242)
	34,098	(153,419)	(79,808)

The most significant non-cash transactions are detailed below:

	For the year ended
	2020	2019	2018
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(3)	(4,368)	(595)
Right-of-use asset initial recognition with an increase in Lease liabilities	(7,878)	(12,273)	-
Income tax paid with tax certificates	(1,227)	-	(1,650)
Borrowings cost capitalization	(84)	(562)	-

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	575,282	633,062	-	-	1,208,344
Proceeds from borrowings	184,527	39,783	-	-	224,310
Loans and interest paid	(81,384)	(31,231)	-	-	(112,615)
Debt renegotiation expenses	(2,624)	(8,351)	-	-	(10,975)
Foreign exchange and inflation adjustments	(52,215)	6,036	-	-	(46,179)
Other non-cash movements *	40,751	41,181	-	-	81,932
Balances as of December 31, 2020	664,337	680,480	-	-	1,344,817

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	446,007	678,936	-	1,715	1,126,658
Adjustment on adoption of IFRS 16	-	-	-	(1,715)	(1,715)
Proceeds from borrowings	196,977	-	-	-	196,977
Loans and interest paid	(75,147)	(94,142)	-	-	(169,289)
Foreign exchange and inflation adjustments	(34,347)	699	-	-	(33,648)
Other non-cash movements *	41,792	47,569	-	-	89,361
Balances as of December 31, 2019	575,282	633,062	-	-	1,208,344

	Bank and financial borrowings	Notes	Loans with related parties	Other	Total
Values at the beginning of the year	765,330	682,415	34,651	4,049	1,486,445
Proceeds from borrowings	123,036	71,510	-	-	194,546
Loans and interest paid	(431,583)	(119,663)	(34,980)	(1,664)	(587,890)
Foreign exchange and inflation adjustments	(55,935)	(3,624)	-	(1,265)	(60,824)
Other non-cash movements *	45,159	48,298	329	595	94,381
Balances as of December 31, 2018	446,007	678,936	-	1,715	1,126,658

* This line mainly includes interest accrued.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Share-based payments

Management share compensation plan

On August 20, 2020, the Company approved a management share compensation plan for a period beginning on such date and ending on December 31, 2025, extendable thereafter upon approval from the Board of Directors.

The purpose of the plan is to permit executives and key employees of either the Company, or any of its subsidiaries or its affiliates acting as employers (together the “Company Group”) who are eligible to receive an annual incentive compensation consisting either of (i) a certain number of shares in the share capital of the Company or of (ii) contractual rights to receive, at a certain point in time, a certain number of Shares, thereby encouraging the employees to focus on the long term growth and its contribution to the success of the Company Group.

The plan shall be organized and implemented by an Organization and Compensation Committee of the Board of Directors.

The Committee will determine, in its sole discretion, whether Shares will be issued and allocated or rights will be granted to executives and key employees.

Shares allocated for the plan are held in treasury until they are assigned to key employees in accordance with the Management Compensation Plan.

Under the plan, executives and key employees awarded are granted shares which only vest if certain performance standards are met and are recognized as part of employee benefit costs in the period the shares are granted.

As of December 31, 2020, there were 3,200,445 shares held in treasury of which 590,000 shares have been assigned fully vested to employees on the closing share price of USD 3.05 at grant date. As of December 31, 2020, shares have not been delivered to the beneficiaries.

The value of shares granted was recognized on the grant date (grant date fair value) based on the closing share price at which the company’s shares are traded on the NYSE.

During the year ended December 31, 2020, USD 1,800 of share-based compensation was recorded in Salaries and social security contributions and as an increase in Other reserves in equity as services provided were received as consideration for the Company’s own equity instruments.

30       Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Group by the weighted average number of shares outstanding resulting from the Reverse Stock Split, the Initial Public Offering and the Capital Increase, which were implemented in three stages, less the weighted average number of treasury shares.

-	Stage 1: Reverse stock split from 1-to-10.12709504 approved by the shareholder on January 19, 2018 that implies a reduction of the outstanding common shares from 1,500,000,000 to 148,117,500 common shares. The nominal value of USD 1 of each common share has not changed because of the Reverse Stock Split, which become effective as of the date of its approval.
-	Stage 2: Issuance of 11,904,762 common shares in the Initial Public Offering on February 2, 2018.
-	Stage 3: Capital Increase of 3,200,445 common shares for the purpose of the Management Share Compensation Plan on October 9, 2020.

The Reverse Stock Split has been given a retrospective effect.

The following tables shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total:

	2020	2019	2018
(Loss)/ Income attributable to equity holders of the Group	(253,053)	9,099	7,125
Weighted average number of shares (thousands)	160,022	160,022	158,848
Basic earnings per share of the year	(1.58)	0.06	0.04

	2020	2019	2018
Weighted average number of shares outstanding	160,748	160,022	158,848
Weighted average number of treasury shares	(726)	-	-
Weighted average number of shares used as the denominator	160,022	160,022	158,848

As of the date of the issuance of these Consolidated Financial Statements, there are no CAAP instruments outstanding that imply the existence of potential ordinary shares. Thus the basic net income per share matches the diluted net income per share.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

31       Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. According to the information provided by the Company’s subsidiaries and as a result of the impact of Covid-19 pandemic, the worldwide economic situation and the decrease in airport operations, together with the refinancing of debts for liquidity, strict conditions for the obtainment of waivers and government measures for employment protection have restricted the Company’s subsidiaries ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances as of December 31, 2020.

Even though the Company currently does not require any dividends, loans or advances from its subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development or merely to declare and pay dividends or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the parent Company only. See Note 33.

32       Subsequent events

Acquisition of Cemes Aeroport S.r.l. and formation of Toscana Aeroporti Costruzioni S.r.l.

Toscana Aeroporti S.p.A. (“TA”) signed an agreement to acquire a 51% stake in Cemes Aeroporti S.r.l., a recently-formed company operating in the construction sector, which has concurrently changed its corporate name to Toscana Aeroporti Costruzioni S.r.l. (TAC). The consideration for the transaction, which TA will fund with own resources, amounts to € 4,5 million, with annual deferred payment in five installments until December 31, 2025. The transaction does not entail any assumption of debt or assignment of receivables.

Conflict with Aerolíneas Argentina S.A (“ARSA”)

On February 2, 2021, ARSA sent a document to AA2000, which contained a proposal of debt acknowledgment for the amounts owed up to March 31, 2020 (ARS 120.6 million and USD 36.5 million). In the aforementioned document, ARSA proposed a payment plan in 72 monthly, equal and consecutive installments payable as from January 5, 2023. On February 4, 2021, AA2000 accepted the proposal.

AA2000 and ARSA continue in negotiations to reconcile the remaining outstanding debt.

AA2000 2019 Credit facilities re-financing

On February 19, 2021, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in February 2021 for a total amount of USD 2.3 million, to be fully repaid on February 19, 2023. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 139 million that accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022.

Additionally, AA2000 obtained three loans for the total amount of ARS 843 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in February 2021. These loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and 40% of them will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022 and the remaining 60% will be paid in full on February 19, 2023.

Aeropuertos del Neuquén S.A. concession update

On March 4, 2021 a letter of intent was signed with the government of the province where the commission for the renegotiation of the concession contract agrees on the necessary mechanisms to arrive at a definitive proposal and subscription of the Act of Adequacy and Contractual Renegotiation.

There are no other subsequent events that could significantly affect the Company’s financial position as of December 31, 2020.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated

33       Condensed Financial Information of the Company

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s Consolidated Financial Statements. The results of operations reflected in the financial statements prepared in accordance with IFRS differ from those reflected in the statutory financial statements of the Company prepared in accordance with Lux GAAP (see Note 26.c).

Certain information and footnote disclosures generally included in financial statements prepared in accordance with IFRS have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the Consolidated Financial Statements of the Group.

For the purpose of presenting parent only financial information, the Company records its investments in subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as Investments in subsidiaries and the income/loss of the subsidiaries are presented as Share of (loss) / income in subsidiaries and associates. Certain information and footnote disclosures generally included in the Consolidated Financial Statements prepared in accordance with IFRS have been condensed and omitted.

As of December 31, 2020, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those which have been separately disclosed in the Consolidated Financial Statements, mainly included in Note 22 and 26.b.

CONDENSED STATEMENT OF INCOME

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Selling, general and administrative expenses	(5,568)	(6,239)	(7,288)
Operating loss	(5,568)	(6,239)	(7,288)
Share of (loss) / income in subsidiaries and associates	(246,185)	16,250	33,839
(Loss) / Income before financial results and income tax	(251,753)	10,011	26,551
Financial income	99	462	2,343
Financial loss	(400)	(406)	(2,657)
(Loss) / Income before income tax	(252,054)	10,067	26,237
Income tax	1,028	(1,028)	-
(Loss) / Income for the year	(251,026)	9,039	26,237

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
(Loss) / Income for the year	(251,026)	9,039	26,237

Items that may be subsequently reclassified to profit or loss:
Share of other comprehensive loss from subsidiaries and associates	(25,253)	(13,394)	(161,338)
Other comprehensive loss for the year, net of income tax	(25,253)	(13,394)	(161,338)
Total comprehensive loss for the year	(276,279)	(4,355)	(135,101)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated

33       Condensed Financial Information of the Company (Cont.)

ConDENSED STATEMENT OF FINANCIAL POSITION

	At December 31, 2020	At December 31, 2019
ASSETS
Non-current assets
Property, plant and equipment, net	21	33
Right-of-use asset	102	153
Investments in subsidiaries	504,732	771,247
Investments in associates	3,081	8,046
Current assets
Other receivables	319	82
Cash and cash equivalents	2,166	552
Total assets	510,421	780,113

EQUITY
Share capital	163,223	160,022
Share premium	183,430	180,486
Treasury shares	(6,145)	-
Free distributable reserve	378,910	385,055
Non-distributable reserve	1,358,028	1,351,883
Currency translation adjustment	(417,272)	(392,101)
Legal reserves	176	176
Other reserves	(1,342,221)	(1,343,939)
Retained earnings	171,281	422,307
Equity	489,410	763,889

LIABILITIES
Non-current liabilities
Deferred tax liabilities	-	1,028
Lease liabilities	66	99
Current liabilities
Borrowings	19,508	13,513
Other liabilities	1,017	1,206
Lease liabilities	48	51
Trade payables	372	327
Total liabilities	21,011	16,224
Total equity and liabilities	510,421	780,113

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated

33       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF CASH FLOWS

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
(Loss)/Income for the year	(251,026)	9,039	26,237
Adjustments for:
Amortization and depreciation	62	62	6
Deferred income tax	(1,028)	1,028	-
Share of income / (loss) in subsidiaries and associates	246,185	(16,250)	(33,839)
Interest expense	395	390	1,828
Net foreign exchange	(95)	(70)	(533)
Other financial results, net	4	(300)	(887)
Changes in working capital	(184)	(207)	(30,947)
Net cash used in operating activities	(5,687)	(6,308)	(38,135)
Purchase of Property, plant and equipment	-	(13)	(14)
Acquisition of other financial assets	-	(4,978)	(25,493)
Disposals of other financial assets	-	17,000	13,043
Cash contribution in subsidiaries and associates	(16,730)	(11,191)	(132,962)
Loans with related parties	-	3,672	(3,519)
Dividends from subsidiaries	15,944	-	9,737
Net cash (used in) / provided by investing activities	(786)	4,490	(139,208)
Proceeds from borrowings	8,100	-	-
Release of guarantee deposits	-	-	92,913
Leases payments	(56)	(53)	-
Loans paid	-	(4,494)	(97,680)
Initial Public Offering expenses paid	-	-	(5,495)
Initial Public Offering	-	-	195,601
Interest paid	-	(693)	(2,932)
Net cash provided by / (used in) financing activities	8,044	(5,240)	182,407

Increase / (Decrease) in cash and cash equivalents	1,571	(7,058)	5,064

Cash and cash equivalents
At the beginning of the year	552	7,610	2,569
Effect of exchange rate changes in cash and cash equivalents	43	-	(23)
Increase / (Decrease) in cash and cash equivalents	1,571	(7,058)	5,064
At the end of the year	2,166	552	7,610

