Form 20-F
period 2021-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2022-04-06
CIK 1717393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission File Number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Jorge Arruda Filho, Chief Financial Officer Tel:+35226258274 4, rue de la Grève, L-1643, Luxembourg, Grand Duchy of Luxembourg
(Name, Telephone, E-mail and or Facsimile number and Address Company Contact Person))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange in which registered
Common Shares, U.S.$1.00 nominal value per share	CAAP	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

163,222,707 Common Shares, as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐ No ☒

i

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

●	delays or unexpected casualties related to construction under our investment plan and master plans;
●	our ability to generate or obtain the requisite capital to fully develop and operate our airports;
●	the COVID-19 pandemic impact, as well as other epidemics, pandemics, and public health crises;
●	general economic, political, demographic and business conditions in the geographic markets we serve;
●	decreases in passenger traffic;
●	changes in the fees we may charge under our concession agreements;
●	inflation and hyperinflation, depreciation, and devaluation of the AR$, EUR, BRL, UYU or AMD, against the U.S. dollar;
●	the early termination, revocation, or failure to renew or extend any of our concession agreements;
●	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);
●	changes in our investment commitments or our ability to meet our obligations thereunder;
●	existing and future governmental regulations;
●	natural disaster-related losses which may not be fully insurable;
●	escalation of conflicts between Russia and Ukraine and other war events; and
●	cyberterrorism in the international markets we serve.

We believe these forward-looking statements are reasonable; however, these statements speak only as of the date of this annual report and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss these risks in this annual report in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or developments or otherwise.

CERTAIN CONVENTIONS

Corporación América Airports S.A. (“CAAP”) was incorporated under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) on December 14, 2012. The Company owns no material assets other than its direct and indirect ownership of the issued share capital of other intermediate holding companies for all our operating subsidiaries. Except where the context otherwise requires or where otherwise indicated, all references to the “Company,” “CAAP,” “we,” “us” and “our” refer to Corporación América Airports S.A. and its consolidated subsidiaries, as well as those businesses we account for using the equity method.

In this annual report, unless otherwise specified or the context otherwise requires:

●	“U.S.$” and “U.S. dollar” each refers to the United States dollar;
●	“AR$” refers to the Argentine peso;
●	“€,” “EUR” or “euro” each refers to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999;
●	“R$” or “BRL” each refers to the Brazilian real;
●	“$U” or “UYU” each refers to the Uruguayan peso; and
●	“AMD” refers to the Armenian dram.

We have translated some of the local currency amounts contained in this annual report into U.S. dollars for convenience purposes only. The U.S. dollar-equivalent information presented in this annual report is provided solely for convenience and should not be construed as implying that the amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3 Key Information— Risk Factors— Depreciation or fluctuation of the currencies of the countries where we operate could adversely affect our results of operations and financial condition.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2021 and 2020 and for our fiscal years ended December 31, 2021, 2020 and 2019 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements.  Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (“PwC”), a member firm of the PricewaterhouseCoopers global network, an independent registered public accounting firm, whose report dated March 23, 2022, is also included in this annual report.

Our Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Our Segments

We have identified six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia.  See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

In December 2021, we transferred our 50% ownership interest in Aeropuertos Andinos del Perú S.A. (“AAP”) to Andino Investment Holding S.A. See “Business Overview—Our Airports by Country in Which We Operate—Peru.” The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column. AAP was not previously classified as an asset held for sale or as a discontinued operation.

All the financial and operational information provided for our Peruvian segment for the year ended December 31, 2021 includes our financial and results of operation until December 16, 2021, date on which the transfer of our interest in AAP was completed.

Factors Affecting Comparability of Prior Periods

During 2020, the Company’s operations were significantly affected due to the impact of the COVID-19 pandemic and the measures that affected and continue to affect passenger traffic.  The significant decrease in our results of operations due to the COVID-19 pandemic affected the comparability of the figures reported for the year ended December 31, 2021 with the corresponding period in 2020 and for the year ended December 31, 2020 with the corresponding period in 2019.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

“Adjusted Segment EBITDA” is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, depreciation, and amortization for such segment.  Adjusted Segment EBITDA excludes certain items that are not considered part of our core operating results.  Specifically, we do not allocate financial income, financial loss, income tax expense, depreciation, and amortization to our reportable segments.  Our management also reviews a metric of performance, denominated “Adjusted Segment EBITDA excluding Construction Services,” which only differs with the Adjusted Segment EBITDA measure by excluding the Construction Services margin.

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

Non-IFRS Information

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services

“Adjusted EBITDA” is a non-IFRS financial measure defined as net income from continuing operations before financial income, financial loss, income tax expense, depreciation, and amortization. “Adjusted EBITDA excluding Construction Services” only differs with the previously mentioned measure by excluding Construction Services margin.

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

We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services enhances investors’ understanding of our performance.  We believe these measures are useful metrics for investors to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business.  We present Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to provide supplemental information that we consider relevant for the readers of our Audited Consolidated Financial Statements included elsewhere in this annual report, and such information is not meant to replace or supersede IFRS measures.

In addition, our management believes Adjusted EBITDA and Adjusted EBITDA excluding Construction Services are useful because they allow us to evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes more effectively.  We exclude the items listed above from income for the year in arriving at Adjusted EBITDA and Adjusted EBITDA excluding Construction Services because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired.

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

As part of the management share compensation plan (see “Item 6 Directors, Senior Management and Employees—Compensation—Management Compensation Plan”), on October 9, 2020, the board of directors of the Company increased the Company’s share capital by the amount of U.S.$3,200,445 through the issuance of 3,200,445 new shares having a nominal value of U.S.$1.00 each.  As a result of the issuance of these new shares, the outstanding share capital of the Company increased from 160,022,262 shares to 163,222,707 shares.  These new shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of U.S.$6,144,854.40 (i.e., a subscription price of U.S.$1.92 per new share, being the market price per share as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves.  The new shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the management share compensation plan.  As of the date of this annual report, 715,000 shares have been delivered to key employees under the management share compensation plan and the remaining outstanding 2,485,445 shares are still held in treasury.

PRESENTATION OF INDUSTRY AND MARKET DATA

In this annual report, we rely on, and refer to, information regarding our business and the markets in which we operate and compete.  The market data and certain economic and industry data and forecasts used in this annual report were obtained from internal surveys, market research, governmental and other publicly available information, and independent industry publications.  Industry publications, surveys, and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  We believe that these industry publications, surveys, and forecasts are reliable, but we have not independently verified them and cannot guarantee their accuracy or completeness.

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties but reflects our best estimates. We have based these estimates upon information obtained from publicly available information from our competitors in the industry in which we operate.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A[Reserved]

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our concessions may be terminated under various circumstances, some of which are beyond our control
●	We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.
●	Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.
●	The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and our results of operations, financial position, and cash flows.
●	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

Risks Related to Argentina and the AA2000 Concession Agreement

●	The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments, which if we fail to comply with, could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.
●	Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.
●	Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.
●	The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

●	Italy. If the approval process from local and national authorities of the master plan for the Florence Airport is further delayed, our financial results from the operation of such airport will be negatively impacted.
●	Brazil. Officials of the entity that controls Infravix Participações S.A., a former shareholder of ICASGA and ICAB, were found guilty of corruption, money laundering and criminal organization in connection with the Car Wash Affair.
●	Uruguay. Our revenue derived from the operation of the airports in Uruguay could be adversely affected by the deterioration in neighboring markets.
●	Armenia. The recent escalation of conflicts between Russia and Ukraine may disrupt or impact the connecting flights between our Armenian Airports and Russia, which could affect our results of operation.

Risks Related to Our Common Shares

●	We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.
●	A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Risks Related to Our Business and Industry

Our concessions may be terminated under various circumstances, some of which are beyond our control.

Our business consists of acquiring, developing, and operating airport concessions. These concessions are granted by governmental authorities for a limited period of time and subject to several conditions and obligations.

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

If an applicable governmental authority terminates any of our concessions, with or without cause, we may be entitled to seek claims for compensation from such terminating governmental authority. Although termination payments vary by concession, they usually include a claim for indemnification equal to the value of the non-amortized investments made by us for purposes of operating the airports and rendering the services agreed under the concession agreements. If the applicable governmental authority terminates one of our concessions due to our material and repeated breach or failure to make the committed investments, we may assert claims for indemnification equal to those non-amortized investments we made for purposes of operating the relevant airports and rendering of the services agreed under the relevant concession agreements. If the concession is terminated by the relevant government or agency for public interest reasons or without cause, we may assert claims for indemnification equal to the non-amortized investments plus loss of profits. Collecting on such claims may be difficult and time-consuming, and any amounts collected in respect of such claims may not provide us with the expected level of returns, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, since February 2018, the Argentine Government has the right to buy out the AA2000 Concession Agreement upon prior notification to us and indemnify us for certain investments we incurred for purposes of operating the airports and rendering the services agreed thereunder.  See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.

We may be subject to monetary penalties if we violate or otherwise fail to comply with the terms of our concessions.  Some violations of a concession agreement may provide for cure periods or other remedial action, while other violations, whenever they are substantial and repeated, can result in the immediate termination of the relevant concession.  If we experience difficulties, we may encounter problems in satisfying our obligations under our concession agreements and the relevant governmental authorities may impose sanctions on us.  For a description of the consequences that may result from the violation of various terms of our concessions, or local laws and regulations related to such concessions, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework.” Monetary penalties could negatively affect our results of operations.

In addition, under all our concession agreements, we are required to establish and comply with an investment plan for the airports covered under such concession agreements. If we do not fulfill our investment commitments on a timely basis or obtain financing necessary to complete such projects, such failures could lead to a breach of the relevant concession agreement.

Our revenue and profitability may be affected if we fail to win new concession agreements, acquire companies with existing concession agreements, or otherwise improve or expand our current operations.

Our growth strategy relies upon identifying and winning new concession agreements, acquiring companies with existing concession agreements, or improving and expanding our current operations.  Our future growth may also depend on new (greenfield) development projects, which may require significant time and upfront financial commitments for construction and development.  While we anticipate having opportunities to bid for concession agreements or purchase existing concessionaires in the future, we cannot predict the frequency of such opportunities.  We must also strategically identify which concession agreements and existing concessionaires to target based on numerous factors such as number of passengers, size of the relevant airport(s), type, location, and quality of the available airports and subconcession space, rental structure, financial return, regulatory requirements, and the competitive landscape within such market.  We may not be able to successfully expand, as we may not correctly analyze the suitability of airport locations, anticipate all the challenges imposed by expanding our operations or succeed in executing our growth plan efficiently.  We also may fail to expand within budget or on a timely basis or expand at all.  In addition, to win a particular concession contract, we may be required to make investments or incur other expenses that would render such concession less economically attractive.

Our growth strategy and the substantial investment associated with the acquisition of each new concession agreement, existing concessions or expansion of existing concessions may cause our operating results to fluctuate and be unpredictable.

The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operations, financial position, and cash flows.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The ongoing COVID-19 pandemic has resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, such as the U.S., China, Italy, Argentina, Spain, Uruguay, and Peru which have forced airlines to cancel flights and extended shutdowns of certain businesses in certain regions.

While it has eased, the COVID-19 pandemic continues to impact worldwide economic activity and continues to pose the risk that we or our employees, contractors, suppliers, customers, and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including future shutdowns that may be mandated or reinstated by governmental authorities or otherwise elected by companies as a preventive measure.  In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities.  Furthermore, its impact on the global and local economies has also adversely impacted and will likely continue to impact consumer discretionary spending.  The COVID-19 pandemic has disrupted operations of most of the airlines around the world as well as all the airports we operate, decreased passenger traffic and increased costs to the air travel industry.

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

Based on assumptions regarding the impact of the COVID-19 pandemic, we believe that our current financial resources, coupled with cash generation from operations, are sufficient to fund our liquidity requirements for the next 12 months (including the cost of additional collaterals that may be required in relation to the BNDES Refinancing (as defined below), see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil,” and the outcome of the legal proceedings related to the fixed concession fee, see “Item 8 Financial Information—Legal Proceedings—Brazilian Proceedings), subject to a number of factors including, but not limited, to the evolution of the pandemic in the world, and more specifically its impact in our business in the countries we operate.  Although impact of COVID-19 pandemic has eased as travel restrictions have been or are being lifted in most of the countries we operate, the continuing impact of COVID-19 pandemic remains uncertain and may continue to affect our operations, for so long as the health crisis and the virus impact continues, including the emergence of new strains such as the Omicron or Delta variant, of the virus arise.

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

In order to face these issues, we created a global information security department and implemented, among others, contingency procedures, backup systems, information and communication redundant systems, testing procedures, information technology auditing systems and network protection systems. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, resulting in increased costs, a decline in revenue and damage to our business in general, including, but not limited to harm to our public image.

Phishing attempts and fake emails were repeated throughout 2021, but their flow was drastically reduced, due to the centralization of email anti-spam protection of the subsidiary most affected by this kind of attack.  None of these events had any consequence for the Company nor our passengers.  Additionally, we implemented a security monitoring service (SOC), which through automated tools and qualified operators, we receive early alerts and notifications based on the behavior of production systems.  This service allows us to respond more quickly and efficiently to any potential security breach.  Additionally, we continue implementing security measures to maintain and improve protection of information, increase endpoint protection, and improve phishing alerts, particularly for employees working remotely.

The risk of cyber-crime has been increasing, especially as infiltrating technology is becoming increasingly sophisticated. If we are unable to prevent a significant cyber-attack, such attack could materially affect the number of passengers at our airports, cause the loss of passenger information, damage our reputation and lead to regulatory penalties and financial losses.

In addition, our business operations routine involves gathering personal information about vendors, customers, and employees among others, through the use of information technologies. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people’s personal information to unauthorized use. Any such event could give rise to a significant potential liability and reputational harm.

The loss or impairment of our relationship with governments and their agencies in the markets in which we operate could adversely affect our business, future revenues, and growth prospects.

Our principal assets are concession rights granted by governments in the countries in which we operate.  Our business depends to a large extent on our ability to manage relationships with such governments and their agencies.  During the term of our concessions, we are in continuous communications with the relevant governments and their agencies regarding, among other things, the terms and conditions of the concession, compliance with the concession agreement, the applicable master plan and works to be performed at the airports, including works not specifically required by the terms of the relevant concession, and the establishment of tariffs.  Our business, prospects, financial condition, or operating results could be materially harmed if we were suspended or debarred from contracting with any such government or government agency or if our reputation or relationship with any such government or agency is impaired.

Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.

Our revenue is closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our aeronautical revenue and indirectly determine our commercial revenue. Passenger and cargo traffic volumes and air traffic movements depend, in part, on many factors beyond our control. Such factors include economic conditions and the political situation in the countries where we operate our airports, epidemics, pandemics such as the COVID-19 virus and other public health crises, terrorism, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs), currency exchange rate fluctuations, hyperinflation, geopolitical considerations and changes in regulatory policies applicable to the aviation industry. The occurrence of any of these risks may result in a reduction of passenger air traffic levels and air traffic movements globally and in the regions in which we operate. A significant decline in passenger and cargo traffic volumes and the number of air traffic movements at our airports would have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to our dependence on the revenue from Ezeiza Airport.

During the years ended December 31, 2021, 2020 and 2019, Ezeiza Airport generated U.S.$123.3 million in revenue, or 17.4%, U.S.$135.9 million in revenue, or 22.3% and U.S.$639.9 million in revenue, or 41.1%, respectively, of our consolidated revenue for such periods.  As a result of the substantial contribution to our revenue from the Ezeiza Airport (as defined below), any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition, and results of operations.  For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue at this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

International prices of fuel have recently experienced significant increases. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks.  In the past, increased fuel costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines.  Although fuel is a widely traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices.  Significant fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effect on our revenues and results of operations.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, prolonged weather conditions and other adverse incidents could affect our business and results of operations.

A significant extended interruption or disruption in service at the airports where we operate could have a material adverse impact on our business, financial condition, and results of operations.  Our results of operations could be impacted by flight cancellations and airport closures caused by weather and natural disasters.  Severe weather conditions, particularly heavy snowfall, increases in the frequency, severity, and duration of natural disasters such as hurricanes, tornadoes, volcanic activity, earthquakes, and tsunamis, can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports, which may result in decreased revenues and increased costs.

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

Moreover, if an accident, act of terrorism or threat affects the safety standard perception on customers thereof or were to occur in a country in which we operate, even if not at our airports, the perception of safety by airport users could decrease, and, consequently, there could be a reduction in passenger air traffic for an indefinite period of time, which could adversely affect our business, financial condition, and results of operations.

Furthermore, the implementation of additional security measures at our airports in the future could lead to additional limitations on airport capacity or retail space, overcrowding, increases in operating costs and delays to passenger movement through the airport, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our business may also be affected by the outbreak of wars or armed conflicts in any region of the world. Among other things, wars can lead to increased prices of fuel, supplies, and interest rates for aircraft leases, which could, in turn, lead to increased prices of airline tickets and a decline in demand for air transportation in general. Likewise, the occurrence of armed conflicts could result in increased security measures, thereby increasing security costs.

Competition from other destinations could adversely affect our business.

The principal factor affecting our business is the number of passengers that use our airports. Our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing destinations. In addition, our passenger traffic volume may be adversely affected by the level of business activity in each destination or the likelihood of airlines using any of those destinations as a hub or base for their operations. If business activity and tourism levels, and therefore, the number of passengers using our airports, is negatively impacted by competing airports and hubs in the geographic regions in which we operate, such development could have an adverse effect on our business, financial condition, or results of operations.

We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.

Some of our employees are members of labor unions.  For example, as of December 31, 2021, approximately 66.1% and 50.4% of our employees in Argentina and Italy, respectively, were members of labor unions (66.0% and 51.3%, respectively, as of December

31, 2020).  Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis.  In addition, we negotiate some of our collective bargaining agreements on an annual basis.  If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse.  Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes.  In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

The operations of our airports may be affected by actions or inactions of third parties that are beyond our control.

In most of our airports, our operations are largely dependent on the services provided by governments and other third parties who render services to passengers and airlines, such as meteorology, air traffic control, security, electricity, and immigration and customs services. In addition, in some of our airports we are dependent on third-party providers of certain complementary services such as baggage handling, fuel services, catering and aircraft maintenance and repair. While we are responsible for adopting security measures at some of our airports, we do not control the management or operation of security, which is controlled by government agencies or third parties. We are not responsible for, and cannot control, any of these services. Any disruption in, or adverse consequence resulting from, such services, including work strikes or other similar events, could cause the cancellation of flights and negatively affect passenger traffic at our airports, which may ultimately result in decreased revenues and have an adverse effect on our business, financial condition, or results of operations.

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

For instance, during 2020, Aerolíneas Argentinas S.A. and Austral Lineas Aéreas (Cielos del Sur S.A) (both state-owned entities) both suspended payments and owed AA2000, in aggregate, approximately AR$308 million and U.S.$49 million.  Considering this situation and in accordance with IFRS 15, as from October 1, 2019, only revenue from passenger fees related to Aerolíneas Argentinas S.A. is being recognized. As of December 31, 2021, Aerolíneas Argentinas S.A owed AA2000 approximately AR$516 million and U.S.$60 million. These debts were registered as an allowance (provisión) in the financial statements of AA2000 as of December 31, 2021. See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings—Conflicts with Aerolíneas Argentinas.”

Our main aeronautical customers are LATAM Airlines Group and Grupo Aerolíneas Argentinas.  For the year ended December 31, 2021, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 10.1% and 8.7% of our consolidated aeronautical revenue, respectively.  For the year ended December 31, 2020, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 18.9% and 13.4% of our consolidated aeronautical revenue, respectively.  For the year ended December 31, 2019, LATAM Airlines Group and Grupo Aerolíneas Argentinas accounted for 20.3% and 13.3% of our consolidated aeronautical revenue, respectively.  On May 26, 2020, LATAM filed for Chapter 11 bankruptcy protections and sought emergency reorganization.  LATAM Argentina ceased its operations in June, while LATAM Brazil filed for bankruptcy in early July 2020.

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

At any time, we may be in the process of constructing, renovating and/or repairing a number of our airports. These works may sometimes affect the passenger experience, which may ultimately adversely affect our commercial revenue. The operations of our other airports may decrease or be adversely affected by future construction, renovations, or repairs, and this could have an adverse effect on our business, financial condition or results of operations.

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

We are required to maintain insurance under all our concession agreements, and we seek to ensure all risks for which insurance coverage is available on commercially reasonable terms.  We can offer no assurance that our insurance policies will cover all our liabilities in the event of an accident, natural disaster, terrorist attack or other incident.  The insurance market for airport liability coverage generally, and for airport construction in particular, is limited and a change in the coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage.  For some of our airports, we do not currently carry business interruption insurance or property insurance against terrorism and related risks.  Consequently, any substantial interruption of our business or terrorist attacks could have a material adverse effect in our results of operations and our financial condition.

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

Our existing concessions are mostly in countries with emerging economies and investing in developing economies generally involves risks.  These risks include political, social, and economic events, any of which could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition, and results of operations.  These risks and instability are caused by many different factors, including the following:

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

Emerging markets have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition, and results of operations.

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

We are subject to various environmental laws, regulations and authorizations that affect our operations and may expose us to significant costs, liabilities, obligations, or restrictions.

We, our subconcessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety.  Failure to comply with these environmental requirements, including the terms of our concession agreements, could result in our being subject to litigation, fines, or other sanctions.  We could also incur significant capital or other compliance costs relating to such requirements.  We could also be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations. Environmental claims have been asserted against us, and additional claims may be asserted against us in the future.  See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings—Environmental Proceedings.” We are unable to determine our potential liability under these pending or possible future claims.  We only have environmental insurance coverage for environmental damages at a limited number of our airports.

These environmental requirements, and the enforcement and interpretation thereof, change frequently and have tended to become more stringent over time. Future environmental laws, regulations and authorizations may require us to incur additional costs in order to bring our airports into, and maintain, compliance. Our costs, liabilities, obligations, and restrictions relating to environmental matters could have a material adverse effect on our business, results of operations and financial condition.

We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

Taxes payable by companies in many of the countries in which we operate are substantial and include value-added tax, excise duties, profit taxes, payroll related taxes, property taxes, and other taxes.  In certain countries in which we operate, such as Brazil or Argentina, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached.  In addition, there may be changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied that cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our revenues.  For instance, most jurisdictions in which we operate have recently adopted new transfer pricing measures.  If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have an adverse effect on us.  Over the past few years, tax administrations around the world have put in place a number of initiatives to facilitate communication and information exchange among each other, become more rigid in exercising any discretion they may have, and increased their scrutiny of company tax filings.  As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, exchange of information, coherence, and substance.  At the EU level, the European Commission has adopted a number of Directives (namely, the Anti-Tax Avoidance Directives, or ATAD), which seek to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed.

In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws.  In some jurisdictions where we operate, the interpretations of tax laws by the taxing authorities are sometimes unpredictable and frequently involve litigation, introducing further uncertainty and risk as to our tax liability.  It is also possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures.  If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently determined to be incorrect, there could be a material adverse effect on us, which may ultimately affect our revenues. See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings— Tax Proceedings Related to Technical Assistance Agreements.”

Our acquisition strategy could involve additional risks to us, many of which could have an adverse effect on our business, financial condition, and results of operations.

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

Many of our most significant subsidiaries have substantial minority interests owned by third-parties, and any substantial conflict with minority shareholders may have an adverse effect on our business.

We indirectly own 81.9%, and 51.0% of our principal Argentina and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise, we indirectly own 75% of Corporación América Italia S.p.A. (“CA Italy”) who owns 62.28% of our principal Italy operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders of these entities, including, in the case of Italy, public shareholders, of these entities may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

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

We have been advised by the Southern Cone Foundation (“SCF”), our ultimate controlling shareholder, that it does not intend to participate in any significant future acquisitions of airport concession assets or airport-related companies, except through us.

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

We are subject to and bound by U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190), the Brazil Clean Company Act of 2014 (Law No. 12,846) and the Armenia Law on the Committee for Preventing Corruption (Law No. HO-96-N).  These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to local and foreign officials for the purpose of obtaining or keeping business and/or other benefits.  Many jurisdictions have recently implemented new anti-corruption laws (such as in the case of Argentina and Brazil) or have broadened the scope of existing anti-corruption laws (such as in the case of Italy).

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

The Brazilian Clean Company Act holds companies strictly liable for the corrupt acts of their employees and intermediaries, which means that a company may be held liable for such acts, without a finding of fault on the part of the company. See “Item 3 Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—The ongoing economic uncertainty and political instability in Brazil may adversely affect our economic and financial condition” and “Item 3 Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.”  Our business requires that we maintain continuous contact with governments and agencies from the initial bid process for any concession and throughout the entire term of any concession we are awarded.  Despite the existence of our compliance program together with our ongoing efforts to ensure compliance with anti-corruption laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible.  If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects.  Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, and results of operations.

The discontinuation of LIBOR, and uncertainty around the identification and use of alternative reference rates, may adversely affect the value of certain LIBOR-based liabilities we manage and expose us to additional risks.

The London Interbank Offered Rate (“LIBOR”) is the offered rate for short-term Eurodollar deposits between major international banks.  LIBOR is used as a reference rate for various financial instruments, products, and contracts globally to determine payment obligations, financing terms, hedging strategies or investment value.  In March 2021, the ICE Benchmark Administration Limited, the administrator of LIBOR, announced its plan to cease publication of one week and two-month USD LIBOR tenors and all non-USD LIBOR tenors after December 31, 2021 and all other USD LIBOR tenors after June 30, 2023.  The United States Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate.  The Federal Reserve, in conjunction with the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has identified the Secured Overnight Financing Rate, or SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR.  There are significant differences between LIBOR and SOFR, such as LIBOR being an unsecured lending rate while SOFR is a secured lending rate, and SOFR is an overnight rate while LIBOR reflects term rates at different maturities.  We continue to take steps to assess LIBOR exposure and mitigate potential impacts of the transition.  Although SOFR has been identified as a recommended alternative reference rate to LIBOR, the transition from LIBOR to SOFR introduces risks as further described below.

Any market transition away from LIBOR in its current form will be complex and introduce a number of risks for us.  These include (i) legal implementation risks, as extensive changes to documentation for new and existing financing may be required, (ii) pricing risks, as changes to benchmarks could impact pricing mechanisms on some of our financings, and (iii) operational risks due to the potential requirement to adapt information technology systems, trade reporting infrastructure and operational processes.  The transition away from LIBOR may lead to increased volatility and illiquidity in markets and investments tied to LIBOR, and any alternative reference rate may be an ineffective substitute resulting in prolonged adverse market conditions, which would negatively impact our financings.

The outstanding loan balance due on our finance lease and debt-financed contracts linked to LIBOR amounted to U.S.$49.3 million as of December 31, 2021, which represents 3.4% of our total indebtedness as of such date.

Risks Related to Argentina and the AA2000 Concession Agreement

The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments, which if we fail to comply with, could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.

Pursuant to the Technical Conditions of the Extension approved by Decree No. 1009/2020 (“Technical Conditions of the Extension”), AA2000 is obliged to comply with the following commitments: (i) allocate an amount equal to U.S.$132.0 million (VAT included) as direct investment to complete 2020 and 2021 ongoing works (outstanding amounts from prior works and VAT for works with development trusts, of which around U.S.$55.0 million were already paid by December 31, 2020); (ii) to use its best efforts to obtain the greatest leverage possible, before December 31, 2021, to have an early inflow of up to (a) U.S.$85.0 million in the “Trust Fund for Works of Group A of Airports of the National Airport System” and (b) U.S.$124.0 million in the “Additional Fund for Substantial Investments in Group A of Airports” (iii) to secure, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, certain level of funds available in an aggregate amount of U.S.$406.5 million (VAT included), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022; and (iv) to make direct investments for U.S.$200.0 million (VAT included), between the years 2024 and 2027, at an annual average of U.S.$50.0 million (VAT included), in addition to any direct investment balance carried forward from the 2021/2023 period. The financial projection of income and expenses attached to the Technical Conditions of the Extension include the estimated dates in which the referred commitments and capital expenditures would need to be performed.

In September 2021, the ORSNA extended until December 2022 the financial obligations and the availability of funds commitment originally established for March 2022 (mentioned in point (iii) above) based on the material adverse effects that the COVID-19 pandemic has had on air traffic, provided AA2000 may not pay dividends until it secures such availability of funds.

However, in case international passenger traffic in 2022 does not reach at least 80% of the traffic registered in 2019, the ORSNA will request AA2000 an availability fund commitment of U.S.$406.5 million by the time our revenues are equal to those foreseen in the Financial Projections of Income and Expenses for March 2022 and, in such a case, the financial commitment mentioned in point (iii) above shall be considered satisfied by filing by December 31, 2022 any of the following items:

●	a confirmation of the amounts available to be deployed in the Mandatory Capex Program;
●	a financial program approved by the board of directors of the Company and CNV (as defined below, if applicable);
●	construction contract agreements;
●	agreements with public or private financial entities that commit the required financings for the U.S.$406.5 million Mandatory Capex Program; or
●	a combination thereof.

On the other hand, in case international passenger traffic in 2022 exceeds at least 80% of the traffic registered in 2019, the financial commitment mentioned in point (iii) above shall be considered satisfied by filing by December 31, 2022 any of the items listed above.

Failure to comply with these commitments could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.  In addition, we cannot assure that we will be able to fully comply with AA2000’s obligations under the Technical Conditions of the Extension in case we are not able to obtain the financing we need to achieve these commitments. See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.”

Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.

Pursuant to the Technical Conditions of the Extension of the AA2000 Concession Agreement, AA2000 must comply with certain commitments which include the obligation to secure certain level of funds available and the redemption of the preferred shares held by the Argentine Government. If we are unable to gain access to domestic or international financing at reasonable costs or under adequate conditions, AA2000’s ability to comply with the investment commitments provided by Decree No. 1009/2020 may be adversely affected which, in turn, could result in the imposition of fines or the termination or revocation of the Concession.  See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments.”

In addition, Argentina has limited ability to obtain credit in international markets. This could have a direct impact on our own and AA2000’s ability to access international credit markets to finance AA2000’s capital expenditures.

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

Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under (i) our 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 and 9.500% Senior Secured Notes due 2028 (collectively, the “Argentine Notes”), (ii) the 2019 Onshore Credit Facility Agreement (as amended, and as defined below) and the 2019 Offshore Credit Facility Agreement (as amended, and as defined below), both dated August 9, 2019, entered by and among AA2000, Citibank N.A., as administrative agent, the branch of Citibank N.A. established in the Republic of Argentina, as collateral and disbursement agent, Industrial and Commercial Bank of China (Argentina) S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A., as lenders (together, the “2019 Credit Facilities”) and (iii) the bimonetary syndicated loan granted by Industrial and Commercial Bank of China (Argentina) S.A., the branch of Citibank N.A. established in the Republic of Argentina, Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. for the refinancing of the bilateral Pesos credit facilities granted by said banks and the 2019 Credit Facilities (the “Bimonetary Syndicated Loan” and, jointly with the 2019 Credit Facilities, the “Credit Facilities”), which will result in automatic acceleration of the Argentine Notes and the Credit Facilities. As of the date of this annual report, the total amount outstanding under the Argentine Notes, the 2019 Credit Facilities and the Bimonetary Syndicated Loan is U.S.$526.5 million, U.S.$46.7 million and AR$ 3,943.5 million and U.S.$10 million, respectively. The Argentine Government’s indemnification obligations in combination with the collateral structure under the Argentine Notes and the Credit Facilities may not be adequate to repay the holders of such notes. See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During the years ended December 31, 2021, 2020 and 2019, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 51.2%, 57.4% and 59.3%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition, and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to review annually AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by adjusting (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. Effective January 1, 2020, the ORSNA, through Resolution No. 93/2019, increased the fees we may charge to international passengers from U.S.$49.00 to U.S.$51.00 and the fees we may charge to domestic passengers from AR$74.33 to AR$195.00.  Furthermore, on January 13, 2021, the ORSNA through Resolution No. 4/2021, increased the fees AA2000 may charge to international passengers from U.S.$51.00 to U.S.$57.00. In addition, on December 29, 2021, the ORSNA issued Resolution No. 483/2021 which established: an increase from $419 to $614 in the domestic passenger fee for travelers departing from AA2000 airports, for flights as of March 1, 2022.

If the ORSNA applies adjustments to the Specific Allocation of Revenues and to the fees we may charge or that we must pay under the Concession Agreement in a way that is detrimental to us, if the ORSNA fails to adjust such fees in order to restore the Concession Agreement’s economic equilibrium, if the ORSNA seeks to modify our rights under the AA2000 Concession Agreement or if the criteria for the calculation of the dividends paid to holders of preferred shares, adjusted by inflation, is confirmed, it may have a material adverse effect on our business, financial condition and results of operations.

If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.

The ORSNA reviews our capital expenditures to monitor our compliance with the investment plan under the AA2000 Concession Agreement, and to determine whether it can record such expenditures in the registry maintained by the ORSNA.  If a capital expenditure is approved by the ORSNA, it is then entered into its registry. The ORSNA only approves investments that are supported by a certificate that reflects the completion of the relevant works and does not approve the investments made in connection with the start of the works.

Accordingly, we may record capital expenditures during a period that has not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all. Our capital expenditures for the years ended December 31, 2021, 20020 and 2019, are currently under review by the ORSNA.

The emergency declared by the Public Emergency Law and the new measures implemented by the Argentine Government could adversely affect our results of operations.

On December 20, 2019, the Argentine National Congress enacted the “Law of Social Solidarity and Productive Reactivation in the Framework of Public Emergency” (the “Public Emergency Law”) declaring a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health, and social matters delegating broad powers to the Executive Power to ensure the sustainability of public debt, regulate address the energy system through a renegotiation of the current comprehensive rate review and reorder the regulatory entities of the energy system, among others. Such law modified the personal property tax, increasing its rate and empowered the Executive Power to set higher rates for financial assets located abroad.

As of the date of this annual report, it is not possible to foresee the impact of this law or the measures that could be adopted by the Argentine Government and the effect that, within the framework of the Public Emergency Law. Such measures could have on the Argentine economy and on Argentina’s ability to meet its financial obligations, which could adversely affect our business, financial condition, and results of operations. Furthermore, we cannot assure you that economic, regulatory, social, political and health events in Argentina will not affect our business, financial condition or result of operations.

The results of the legislative mid-term elections generate uncertainty in the Argentine economic and political landscape and, consequently, in our business.

In the mid-term legislative elections that took place on November 14, 2021, the main opposition party obtained 42.38% of the votes, while the ruling party obtained 32.93% of the votes.

As a result of such elections, the ruling party lost control of the Senate, where it had enough seats to reach the required quorum for holding assemblies, and lost control of the first minority in the Chamber of Deputies. On December 10, 2021, the newly elected deputies and senators took their oaths, and thus are now holding seats in their respective chambers.

Additionally, provincial and municipal legislative elections also took place. In several districts, the national ruling party lost, facing crushing results against the opposition alliance.

The impact of the elections and the effect they may have on the Argentine economic and political landscape is uncertain. On the other hand, we cannot guarantee that the current programs and policies that apply to the aeronautical sector both at the provincial and national levels will continue in force in the future. In addition, we cannot make any assurance that the economic, regulatory, social, and political development of Argentina after the elections will not affect our business, financial conditions, or results of operations.

The restrictions applicable to AA2000 as beneficiary of the Emergency Assistance Program for Work and Production (“Programa de Asistencia de Emergencia al Trabajo y la Producción – ATP”) and the Productive Recovery Program II (Repro II) prevent AA2000 from distributing dividends, performing blue chip swap transactions, and increasing the fees of the members of their board, among other limitations.

To mitigate the economic impact caused by the sanitary emergency and the outbreak of the COVID-19 pandemic, through Decree No. 332/2020 (as amended and supplemented), the Argentine Government established the Emergency Assistance Program for Work and Production (“Programa de Asistencia de Emergencia al Trabajo y la Producción – ATP”) providing a series of benefits to those companies that have been affected by the health emergency. As of the date of this annual report, AA2000 is a beneficiary under the referred program and received as from April 2020 a reduction in social charges.

Additionally, the Argentinian revenue service (“Administración Federal de Ingresos Públicos – “AFIP”) has approved the granting of the Compensatory Allocation to the Salary, as detailed in Decree 332/2020, article 2, paragraph b) (as amended and supplemented), for the months of April to December 2020, partially covering the wages of a part of the employees.

As of January 2021, the AFIP has approved through the Productive Recovery Program II (REPRO II) the granting of an individual and fixed sum of money that is paid to employees on account of the payment of salaries. As of the date of this annual report, AA2000 is also a beneficiary of this program.

According to Decree No. 332/2020 (as amended and supplemented) and AFIP’s regulations applicable to the Productive Recovery Program II, certain restrictions are applicable to AA2000 as beneficiary of those programs., As a consequence, during the fiscal year in which the benefit was granted plus 24 months as from the end of the relevant fiscal year AA2000 is not allowed to: (i) distribute dividends; (ii) repurchase shares directly or indirectly; (iii) perform blue chip swap transactions settled locally in foreign currency or by transferring the securities for their settlement in a custody account abroad; and (iv) perform payments of any kind in favor of entities or individuals directly or indirectly related to the beneficiaries whose residence, location or domicile is in a non-cooperative jurisdiction.

In addition, the regulations of the Emergency Assistance Program for Work and Production (“Programa de Asistencia de Emergencia al Trabajo y la Producción – ATP”) establish that the fees, advances, or salaries payable to the members of AA2000’s board cannot be increased in an amount exceeding 5.00% of their current fees, advances or salaries. This limitation is also applicable to additional payments, bonuses and fees based on the achievement of results.

Failure to comply with the limitations detailed above results in the expiration of the benefits with the consequent obligation of AA2000 to make the corresponding refunds to the Argentine Government which, in turn, may have an adverse impact on our results of operations and financial situation

Our operations in Argentina depend on macroeconomic conditions in Argentina.

Our business and financial results in Argentina depend to a significant degree on macroeconomic, political, regulatory, and social conditions therein. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation, and may experience further volatility in the future.

Over the last years, Argentina experienced a period of severe political, economic, and social crises, which caused a significant economic contraction and led to radical changes in government policies. Among other things, the crises resulted in Argentina defaulting on its sovereign foreign debt obligations, a significant devaluation of the Argentine peso and ensuing inflation, and the introduction of emergency measures that affected many sectors of the economy. Likewise, the decline in international demand for Argentine products, the lack of stability and competitiveness of the Argentine peso against other currencies, the decline in confidence among consumers and foreign and domestic investors, and the higher rate of inflation and future political uncertainties, among other factors, have affected the development of the Argentine economy.

The former administration adopted several economic and policy reforms aimed to stabilize the economy. For instance, on June 7, 2018, the Argentine Government entered into a U.S.$50 billion, 36-month Stand-By Arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. On September 26, 2018, the Argentine Government agreed with the IMF to increase the total amount available under the Stand-By Agreement from U.S.$50 billion to U.S.$57.1 billion. As of the date of this annual report, the Argentine Government has drawn approximately U.S.$44.1 billion. The Stand-By Arrangement with the IMF was intended to, among other things, halt the significant depreciation of the peso during the first half of 2018. However, between July 2, 2018 and January 1, 2020, the Argentine peso suffered a devaluation against the U.S. dollar of 110% (AR$28.7 per U.S.$ dollar in July 2018 to AR$60.3 per U.S.$ dollar) according to the Argentine Central Bank.

During first three quarters of 2020, the Argentine Government successfully restructured over 98% of its sovereign debt issued in pesos and in foreign currency. Also, it has extended the maturity of the debt contracted with the Paris’ Club, until March 2022.

On January 28, 2022, the Argentine Government reached a preliminary understanding with the IMF to refinance the Stand-By Arrangement, providing the basis for the definitive refinancing agreement. The preliminary understanding states that Argentina will be bound by new covenants and certain fiscal and economic goals, and that the IMF will grant Argentina a new loan in several disbursements, in order to repay the outstanding installments of the Stand-By Arrangement. Disbursements to be made by the IMF under such new loan will be conditioned to Argentine performance of the covenants and fiscal and economic goals to be set in the definitive refinancing agreement. As of the date of this annual report, the Argentine Government and the IMF are working on the final terms of the definitive refinancing agreement, which then have to be approved by the Argentina Congress.

Under such terms, if the Argentine Government failes to comply with the agreed covenants and fiscal and economic goals, or if the final refinancing agreements is not passed by the Argentine Congress, Argentina might be in default and, in turn, the country’s financial and economic situation might be adversely affected.

Volatility in the Argentine economy and measures taken by the Argentine Government had, and are expected to continue to have, a significant impact on us. A decline in economic growth, increased economic instability or an expansion of economic policies and measures taken by the Argentine Government to control inflation or address other macroeconomic developments that affect private sector entities such as us—all developments over which we have no control—could have an adverse effect on our business, financial condition, or results of operations.

Political events and political measures taken in Argentina could affect the country’s economy and the aeronautical sector in particular.

In addition to the measures adopted to alleviate the effects of the pandemic caused by COVID-19, the Argentine Government announced and implemented several economic and political reforms, including, without limitation, the following:

●Occupational Emergency. Through the Decree No. 34/2019, dated December 13, 2019, the Argentine Government declared a public emergency in occupational matters for a period of 180 days, subsequently extended until December 31, 2021.  Likewise, the Argentine Government established that in the event of a dismissal without just cause, the worker will have the right to receive double legal compensation (these provisions do not apply to labor relations initiated in the private sector as of December 14, 2019).  Decree No. 413/2021 also extended the prohibition to carry out dismissals or suspensions without just cause and for reasons of lack or reduction of work and force majeure until December 31, 2021.  Through Decree No. 866/2021, dated December 24, 2021, the Argentine Government established a new scheme of legal compensations in replacement of the one set by Decree No. 34/2019.  Under Decree No. 866/2021, the additional compensation the worker is entitled to receive in the event of a dismissal without just causa will be gradually reduced as follows: (i) from January 1, 2022 to February 28, 2022, 75% of the legal compensation; (ii) from March 1, 2022 to April 30, 2022, 50% of the legal compensation; and (i) from May 1, 2022 to June 30, 2022, 25% of the legal compensation.  Under no circumstances the additional compensation may exceed the amount of AR$500,000.

●Restructuring of public debt under Argentine law.  On December 20, 2019, through Decree No. 49/2019, the Argentine Government ordered that the principal payment of certain Treasury Bills in U.S. Dollars to be postponed in their entirety to August 31, 2020.  Additionally, through Decree No. 141/20 dated February 12, 2020, the Argentine Government ordered the postponement until September 30, 2020, of the principal payment of the bonds under Argentine law in dual currency maturing in 2020, at the same time that the accrual of interest was interrupted.  Through Decree No. 346/2020 dated April 5, 2020, the Argentine Government decided to defer the payments of interest and principal of the sovereign debt instrumented through securities denominated in U.S. Dollars issued under Argentine law (except for some exemptions) until December 31, 2020, or that previous date, as may be determined by the Ministry of Economy.  Additionally, on August 4, the National Congress approved a bill for the restructuring of public debt issued under Argentine law, with the aim of giving local creditors a treatment similar to that achieved in the restructuring agreement with certain creditors under foreign law.  Then, on August 18, 2020 and through Resolution No. 381/2020, the Ministry of Economy began the period of acceptance of the restructuring offer.  Subsequently, after the end of the early accession period, on September 4, 2020, the Argentine government communicated that the invitation to exchange securities denominated in foreign currency issued under Argentine law had an acceptance equivalent to 98.80% of the total amount of outstanding capital of all eligible securities.  Holders of those securities that are eligible who did not adhere to the invitation to exchange will continue with their deferred payments until December 31, 2021.
●Restructuring of public debt under foreign law. On February 12, 2020, the National Congress approved Law No. 27,544 for the Restoration of the Sustainability of Public Debt Issued under Foreign Law, by virtue of which, among other issues, the National Executive Power was authorized to carry out operations aimed at granting sustainability to the debt issued under foreign legislation.  On August 4, 2020, the Argentine Government reported having reached a debt restructuring agreement with certain bondholders.  On August 28, 2020, the period to express consent to the offer presented by the Argentine Government closed.  On August 31, 2020, the Argentine Government announced that the offer obtained 93.55% acceptance, which allowed 99% of the bonds to be restructured.  Also, on June 22, 2021, the Argentine Government announced that it had reached an agreement with the Paris Club, through which it was agreed to pay 18% of the debt due on May 31, 2021, in two installments payable during the third quarter of 2021 and the first quarter of 2022, and the extension of the maturity of the remaining 82% to March 31, 2022.  On January 28, 2020, the Argentine Government reached a preliminary agreement with the IMF, which set the basis for refinancing Argentina’s debt with the IMF.  See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Our operations in Argentina depend on macroeconomic conditions in Argentina” above.
●Law to Strengthen the Sustainability of Public Debt. On March 3, 2021, Law No. 27,612 on Strengthening the Sustainability of Public Debt came into force, which establishes that the General Budget Law for each fiscal year must provide a maximum percentage for the issuance of public securities in foreign currency and under foreign legislation with respect to the total amount of the issuance of public securities authorized for that year.  Likewise, said law provides that any issuance of public securities in foreign currency and under foreign legislation that exceeds said percentage and any financing program or public credit operation carried out with the IMF, as well as any increase in the amounts of those programs or operations, will require a law of the Congress of the Nation that expressly approves it, and may not be used to finance current primary expenses, except for the extraordinary expenses provided for in article 39 of Law No. 24,156 on Financial Administration.
●Freezing of electricity and gas rates. Through the Public Emergency Law, the Argentine Government ordered the temporary freezing of electricity rates and natural gas under federal jurisdiction until the new transitory rate schedules resulting from the Transitional Rate Regime come into effect, whichever occurs first.  Decree No. 1020/2020 ordered the beginning of the renegotiation of the current comprehensive rate review corresponding to the providers of public transportation and distribution services of electricity and natural gas that are under federal jurisdiction, within the framework of what is established in article 5 of the Solidarity Law.  In this sense, both regulating bodies of gas (“Ente Nacional Regulador del Gas – ENARGAS”), and electricity (“Ente Nacional Regulador de la Electricidad – ENRE”) convened public hearings, which were held from March 16 to 18, 2021, and from March 29 to 30, 2021, respectively, in which the distribution companies made their proposals to define a transition rate until a new rate framework is approved in or before 2023.  On April and August of 2021, ENRE approved certain increases on electricity rates, and in November 2021 the Secretary of Energy ordered the freezing of wholesale electricity rates until April 2022, setting a reference price for energy during the summer period.  On January 19, 2022, ENARGAS held a public hearing regarding rate increases on natural gas, but as of the date of this annual report, no increases have been approved.
●Judicial Reform Project. On July 29, 2020, the Argentine Government announced a judicial reform bill that consists of increasing the number of federal courts through the creation of 23 new federal courts and the merger of the federal criminal circuit with the federal economic criminal circuit.  In addition, the proposed bill provides for the appointment of an advisory committee made up of legal experts to advise the Executive Power on the functioning of the Judicial Power.  The bill was approved by the Senate on August 28, 2020 and, as of the date of this annual report, is pending discussion in the Chamber of Deputies.

●Reform of the Income Tax Law.  On April 8, 2021, the Senate enacted Law No. 27,617, through which certain articles of the Income Tax Law were modified.  Among the most relevant modifications, the increase in the non-taxable minimum is included, which will be updated annually according to the variation of the “Average Taxable Remuneration of Stable Workers (RIPTE)” index.  Likewise, within the framework of said law, the AFIP granted a special deduction to those who exceed by less than 15% said non-taxable minimum in order to avoid distortions.

As of the date of this annual report, it is not possible to predict the impact that these measures and any other measure that the Argentine Government may adopt in the future will have on the Argentine economy in general and the airport sector in particular.  Some of the measures proposed by the Argentine Government have generated and can generate political and social opposition, which in turn can prevent the Argentine Government from adopting those measures as proposed.

The political uncertainty in Argentina could impact the market prices of Argentine company securities.

AA2000’s foreign financial indebtedness and debt denominated in foreign currency with access to the Argentine Foreign Exchange Market could be affected by the mandatory refinancing regime enacted by the Argentine Central Bank.

Pursuant to Communication “A” 7106 issued on September 15, 2020, the Argentine Central Bank established additional requirements regarding access to the Argentine Foreign Exchange market for the payment of financial debts abroad, in particular, for the payment of principal on loans and securities issued with principal payments scheduled between October 15, 2020 and March 31, 2021 greater than U.S.$1 million by the non-financial private sector and financial entities.  Such requirements were extended for the payment of principal on loans and securities issued with principal payments scheduled between January 1, 2022 and June 30, 2022, by means of Communication “A” 7416, which further amended Communication “A” 7106.

Such payments of principal shall be made following a refinancing plan (the “Refinancing Plan”), which must be filed with the Argentine Central Bank.  The Refinancing Plan must abide the following guidelines:  (i) only 40% of the outstanding principal due and scheduled to be payable within the affected period shall be paid by accessing the Argentine Foreign Exchange market; and (ii) the remaining 60% shall be refinanced in order to increase its weighted average life for at least two years

As of the date of this annual report, AA2000 has access to the Argentine Foreign Exchange Market to make payments in full to: (i) the holders of the Argentine Notes who did not exchange their notes under the exchange offer completed in 2020 and 2021 (“Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Exchange Offer to Argentine Notes”) (ii) the 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 and the 9.500% Senior Secured Notes due 2028 and (iii) the 2019 Offshore Credit Facility Agreement, which was restructured in order to comply with the limitations provided for under Communication “A” 7106. If term is not further extended, new regulations with similar effects could be issued. In such a case, refinancing of the obligations of AA2000 may be required which could impact AA2000’s financial situation.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. Pursuant to Resolution No. 11/2021 of the National Council for Employment, Productivity and the Minimum Adjustable Wage (“Resolution 11/2021”), issued on September 27, 2021, was increased as follows: (i) from September 1, 2021, to September 30, 2021, to AR$31,104; (ii) from October 1, 2021, to January 31, 2022, AR$32,000; and (iii) after February 1, 2022, AR$33,000 As of the date of this annual report, the minimum monthly salary of private employees is AR$33.000.

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

In recent years, the Argentine Government has substantially increased public expenditures. In 2021, public sector expenditures increased by 77% as compared to 2020, the Argentine Government reported a primary fiscal deficit of 3% of the Gross Domestic Product (GDP), according to the Argentine Ministry of Treasury. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

The Argentine economy could be adversely affected by economic developments in other global markets and by more general “contagion” effects.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China, and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. The current effects of the COVID-19 pandemic which has had significant impacts on Argentina’s main trading partners is likely to further affect economic conditions in Argentina. The declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the Argentine peso, which would likely also cause volatility in Argentina. The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could, adversely affect our business, financial condition, and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations and financial condition.

Significant fluctuation in the value of the Argentine peso may adversely affect the Argentine economy as well as our financial condition and results of operations.

The Argentine peso has suffered significant declines against the U.S. dollar and has continued to decline against the U.S. dollar. Despite the positive effects of the decline of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, it can also have far-reaching negative impacts on the Argentine economy and on businesses and individuals’ financial condition.

After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated 58.4% against the U.S. dollar in 2019, 40.5% in 2020 and 22,6% in 2021. After the preliminary presidential elections in which former president Macri was defeated by current president, Fernandez, a significant depreciation of the peso against the U.S. dollar took place. In order to stabilize the local currency, the Argentine Government reestablished foreign exchange restrictions from September 2019. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.” The current administration has maintained and issued additional regulations in order to discourage the acquisition of foreign currency by local residents and companies. As of January 7, 2022, the official exchange rate was AR$105.68 to U.S.$1.00. If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface. Moreover, it could result in a material adverse effect on our financial condition and results of operations due to our financial commitments in U.S. dollars.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect AA2000’s capacity to meet obligations denominated in a foreign currency, which, in turn, could have an adverse effect on our financial condition and results of operations.

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

Inflation has and continues to materially undermine the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy, and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 53.8% for 2019, 36.1% for 2020 and 50,9% for 2021.

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

High inflation could undermine Argentina’s foreign competitiveness by diluting the effects of the depreciation of the Argentine peso, negatively affecting the level of economic activity and employment, and undermining confidence in Argentina’s banking system, which could further limit the availability of domestic and international financing to businesses. Furthermore, a portion of Argentina’s sovereign debt is subject to adjustment by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), a currency index that is strongly related to inflation. Therefore, any further significant increase in inflation could cause an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could aggravate the pressure on the Argentine economy. If inflation remains high or continues to increase, Argentina’s economy may be negatively affected, and our results of operations could be materially affected.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 96 of 180 in Transparency International’s 2021 Corruption Perceptions Index, and 126 of 190 in the World Bank’s Doing Business 2020 Report.

The failure to address these issues could increase the risk of political instability, distort decision-making processes, and adversely affect Argentina’s international reputation and ability to attract foreign investment. The Argentine Government’s ability to implement initiatives to strengthen Argentina’s institutions and to reduce corruption is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

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

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. In particular, these provisions state that, in relation to companies that own one or more of such strategic assets, the Italian Government may:

●	veto any resolutions, acts and transactions that would (i) result in a change of ownership, control, or purpose of such assets, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety (Article 2, paragraph 3);
●	impose conditions requiring certain buyers outside the European Union to provide guarantees in any purchase, (Article 2, paragraph 5), if such a purchase poses a serious threat to public interest (Article 2, paragraph 6); and
●	oppose to the purchase, if such a purchase entails exceptional risks to the protection of public interest, which cannot be mitigated by the buyer providing the guarantee (Article 2, paragraph 6).

Article 2 of the Decree of the President of the Italian Republic No. 85 of March 25, 2014 has identified airports as “strategic assets.” Therefore, the Italian Airports are subject to these Decrees.

As a result, our ability to enter into certain commercial transactions may be further restricted by the Italian Government’s decision to exercise its Golden Powers with respect to the management of strategic transport assets in Italy. This may limit our ability, as TA’s shareholder, to benefit from the proceeds of certain proposed asset sales or acquisitions or business combinations and may limit our shareholder’s ability to benefit from possible premiums connected to a proposed change in control transaction or tender offer.

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

TA is listed on the Milan Stock Exchange. As a public company, TA is subject to the reporting requirements of local regulations in Italy and other applicable securities rules and regulations. Compliance with these rules and regulations involves legal and financial compliance costs, makes some activities more difficult, time-consuming, or costly and increases demand on TA’s systems and resources.  Coordination between TA and us to comply with our respective regulatory and filings procedures can be burdensome, divert management’s attention and affect our daily operations and business.

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

In 2014, Engevix (the entity that controlled Infravix Participações S.A. (“Infravix”), a former shareholder of Inframerica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and Inframerica Concessionaria do Aeroporto do Brasilia S.A. (“ICAB”) was the subject of investigations and allegations related to the Lava Jato investigation (the “Car Wash Affair”).

In 2015, Engevix’s executive officers were found guilty and required to pay penalties for corruption, money laundering and criminal organization in connection with Engevix’s engineering and construction companies unrelated to their airport business.  According to public sources, these penalties are still under review by local courts in Brazil.

As part of the corporate consolidation we completed in Brazil, we acquired all of the interests owned by Infravix in ICASGA and in ICAB and, as a result, Infravix is no longer a shareholder in either ICASGA or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them.

To our knowledge the investigations of Engevix are related solely to its engineering and construction businesses and not to their investments in either ICAB or ICASGA. However, to the extent any of Engevix’s executive officers are found to have acted illegally in connection with business directly involving ICAB or ICASGA, we could be subject to penalties or reputational harm which, in either case, could have a material adverse effect on our business.

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

We expect to incur losses in our Brasilia Airport for the next several years due to the accretion of the financial liability recognized as a result of the fixed concession fee committed.

Under the Brazilian Concession Agreements for the operation of the Brasilia Airport and the Natal Airport (as defined below), we are obligated to pay an annual fixed concession fee which is adjusted by inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Following a revision of the interest rate of discount, we now measure the liability at an amortized cost utilizing a discount rate of 6.81% (real), which is the regulatory WACC applicable at the time we entered into the Brasilia Concession Agreement. Any change in the current discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. During the years ended December 31, 2021, 2020 and 2019, we recognized losses of U.S.$108.8 million,

U.S.$69.7 million and U.S.$88.4 million, respectively, relating to these effects. See Note 23 to our Audited Consolidated Financial Statements. We expect the accretion described above to occur in a similar magnitude in the next several years.

During 2021, ICAB suspended payment of 50% of the annual fixed concession fee based on the re-schedule request that was made before the Brazilian ANAC. Such request was recently rejected by ANAC. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.” As of the date of this annual report, a court injunction has suspended all actions against ICAB for lack of payment of the annual fixed concession fee. Therefore, unless such injunction is cancelled or lifted, ICAB could not be forced to pay such remaining 50% of the annual fixed concession fee. If such injunction is lifted or cancelled, ICAB would be forced to pay such outstanding 50%. Also, if not paid, the Brasilia Concession Agreement may be terminated which would have a negative impact on our results of operations.

Furthermore, if the injunction is cancelled or lifted, ICAB will be in automatic default under the BNDES Refinancing (as defined below). See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazilian Refinancing Transactions. Upon such default, BNDES would be entitled to request the guarantors of the Brasilia airport indebtedness to post additional collateral as security of the obligations assumed thereunder. If such additional collateral is not timely and adequately posted, BNDES could declare all amounts due and payable, which would affect our results of operations and liquidity.

The commercial area at the Brasilia Airport may not attract the numbers of customers we anticipate, which would ultimately affect our results of operations.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an area with commercial offerings within the airport.

On December 13, 2019, ICAB entered into a lease agreement with a leading Brazilian real estate group pursuant to which such group agreed to build and develop, with its own capital, a new shopping center of approximately 350,000 square feet of gross leasable areas. Additionally, ICAB is building a new pick-up area attached to the airport terminal to concentrate all car hailing pick-ups and certain car rental companies. This pick-up area is offering commercial services and other spaces. If these projects fail to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.0304 per U.S. dollar on December 31, 2019, R$5.1964 per U.S. dollar on December 31, 2020 and R$5.5802 per U.S. dollar on December 31, 2021, but there can be no assurance that the

Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

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

Our operations in Uruguay remain highly linked to the numbers of passengers using the airports in Uruguay’s main trading partners, such as Brazil and Argentina. Therefore, any deterioration of a neighboring market could have a material impact on the number of passengers at our Uruguayan airports which, in turn, could adversely affect our business, results of operations and financial condition.

The Amended Carrasco Concession Agreement may be subject to Uruguayan Antitrust Authority approval which, if not obtained, would impact our operations.

The Uruguayan Audit Court (Tribunal de Cuentas) has not issued any comments (observaciones) on the Amended Carrasco Concession Agreement. However, the Tribunal de Cuentas has given notice to the Uruguayan Antitrust Authority (Comision de Defensa de la Competencia) of the modifications to the Carrasco Concession Agreement. Therefore, the Amended Carrasco Concession Agreement may be subject to antitrust approval.

If the Uruguayan Antitrust Authority were to deny approval of the Amended Carrasco Concession Agreement, such action could call into question the effectiveness of the contract and, if the Amended Carrasco Concession Agreement were to be held invalid through appropriate judicial process, it would impact our operations.

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

Ecuador

The impact of the presidential elections on the future economic and political environment of Ecuador is uncertain.

In February and April 2021, presidential and parliamentary elections took place in Ecuador resulting in Mr. Guillermo Lasso elected President of Ecuador.

The impact of such electoral processes and the effect they could have on the Ecuadorian economic policies are uncertain and include uncertainty as to whether the results of the election would trigger changes in policies or regulations or if it will maintain the current policies or regulations. We cannot assure that economic, regulatory, social, and political developments in Ecuador following the elections will not impair our business, financial condition, or results of operations, or cause the market value of our shares to decline.

Armenia

The recent escalation of conflicts between Russia and Ukraine may disrupt or impact the connecting flights between our Armenian Airports and Russia, which could affect our results of operation.

The recent escalation of conflicts between Russia and Ukraine may lead to further regional and international conflicts or armed actions. Such conflict has, and will likely continue to, disrupted supply chains, caused instability in the global economy and disrupted international travel from and to Russia.

Also, following Russia’s invasion of Ukraine, the U.S., several European Union nations, and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services, or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions should the conflict further escalate.

For the year ended December 31, 2021, the total revenue derived from our operation of international flights from and to Russia amounted to approximately U.S.$42.4 million.

While it is difficult to anticipate the potential for any indirect impact of the war between Russia and Ukraine or the sanctions announced to date may have on our business and us, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions flights from and to Russia and Armenia, could have an adverse impact on our business, results of operations and financial condition.

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

We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.

In 2020, we implemented a long-term management share compensation plan. See “Item 6 Directors, Senior Management and Employees —Compensation — Management Compensation Plan.” We may offer additional share options, restricted shares, and other forms of share-based compensation to our directors, officers, and employees in the future. If any options that we issue are exercised, or any shares that we may issue vest, and those shares are sold into the public market, the market price of our common shares may be adversely affected.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
●	our future results of operations and financial condition;
●	government regulation of foreign investment in the United States, Europe, and Latin America; and
●	global economic, political, and other conditions in jurisdictions in which we do business.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States promulgated by the U.S. Government, New York Stock Exchange, or other relevant regulatory authorities.

Compliance with existing, new, and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance, and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission (“SEC”) regulations and the New York Stock Exchange (“NYSE”) listing guidelines. In particular, compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”)

and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of internal controls over financial reporting, requires the commitment of significant financial and managerial resources.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we are committed to invest considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws will result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.

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

We are a holding company, and our subsidiaries conduct all of our operations. We own no material assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants included in most of the concession agreements in which we act as concessionaires, such as the AA2000 Concession Agreement, the Uruguayan Concession Agreements, the Armenian Concession Agreement, the Italian Concession Agreements, and the Brazilian Concession Agreements, or by the financing agreements we have entered into, or by the law of their respective jurisdictions of incorporation. See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources— Indebtedness.” If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

●	the judgment of the U.S. court is final and enforceable (exécutoire) in the United States;
●	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was in compliance with both Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);
●	the U.S. court has applied to the dispute the substantive law that would have been applied by Luxembourg courts;
●	the judgment was granted following proceedings where the counterparty had the opportunity to appear and, if it appeared, to present a defense, and the decision of the foreign court must not have been obtained by fraud, but in compliance with the rights of the defendant;
●	the U.S. court has acted in accordance with its own procedural laws;
●	the judgment of the U.S. court does not contravene Luxembourg international public policy; and
●	the U.S. court proceedings were not of a criminal or tax nature.

We indemnify our directors for and hold them harmless against all claims, actions, suits, or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers will be generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. federal or state securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

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

Under current Luxembourg tax law, payments of dividends made on the common shares generally are subject to a 15.0% Luxembourg withholding tax. Certain exemptions or reductions in the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authority. For more information on the taxation implications, see “Item 10 Additional Information—Taxation—Luxembourg Tax Considerations.”

We are subject to complex tax rules in various jurisdictions, and our interpretation and application of these rules may differ from those of relevant tax authorities, which could result in a liability to material additional taxes, interest, and penalties.

We operate in a number of territories and will accordingly be subject to tax in several jurisdictions. The tax rules to which the Company and its subsidiaries are subject are complex, and we must make judgement (including based on external advice) as to the interpretation and application of these rules. Our tax affairs will in the ordinary course be reviewed by tax authorities. Those tax authorities may disagree with our interpretation and/or application of relevant tax rules. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and, if the tax authority’s challenge is successful, could result in additional taxes (perhaps together with interest and penalties) being assessed on us, and as a result an increase in the amount of tax payable by us.

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

Under Argentine tax law, non-Argentine residents who sell or transfer shares or other participations in foreign entities, which shares were acquired after January 1, 2018, may be subject to capital gains tax in Argentina if 30% or more of the value of the foreign entity is derived from assets located in Argentina and the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine resident holders of our common shares who sell or transfer common shares acquired after January 1, 2018 and which shares being sold or transferred represent 10% or more of our equity interests, may be subject to the Argentine capital gains tax. See “Item 10 Additional Information—Taxation—Argentine Tax Considerations.”

ITEM 4.        COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at http://investors.corporacionamericaairports.com

HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

●	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport (“Ezeiza Airport”), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.
●	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.
●	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.
●	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.
●	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.
●	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.
●	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.
●	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.
●	In 2011, as part of the consortium AAP, we were awarded the concession to operate six principal airports in southern Peru (the “AAP Airports”).
●	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.
●	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.
●	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina, which pursuant to ORSNA’s Resolution No. 27/2021 has also been incorporated into the AA2000 Concession Agreement.
●	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.
●	In 2012, we formed A.C.I. Airports International S.à r.l. to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

●	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 51.1% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.
●	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.
●	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.
●	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.
●	On February 1, 2018, we completed our initial public offering, in which we and the Majority Shareholder sold an aggregate of 28,571,429 common shares to the public.
●	In 2018, by means of two separate transactions, we acquired an additional 11.08% interest in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.
●	In 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.
●	In 2018, we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years. Thus, the current expiration date is set to be in 2029.
●	In June 2019, we executed an amendment to the Punta del Este Concession Agreement extending the concession term for additional 14 years, until March 31, 2033.
●	In July 2020, the Italian Government passed a law in relation with the COVID-19 pandemic emergency measures, granting a two-year concession extension for airport operators.
●	In November 2020, we executed irrevocable amendment for the termination Natal Airport concession.
●	In December 2020, we executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years, until February 13, 2038.
●	In July 2021, we executed an amendment to the TAGSA Concession Agreement extending the concession term for additional two years, until July 27, 2031.
●	In October 2021, the amendment of the Neuquén Airport Concession Agreement with the Argentinian Government was approved, extending the concession through 2026.
●	In November 2021, we executed an amendment to the Carrasco Concession Agreement (the “Amended Carrasco Concession Agreement”) extending the concession term for additional 20 years, until 2053 and incorporating the following six new airports to the scope of the Carrasco Concession Agreement (the “Uruguay New Airports”): Aeropuerto Internacional de Rivera, the Aeropuerto Internacional de Salto, the Aeropuerto Internacional de Carmelo, the Aeropuerto Internacional de Durazno, the Aeropuerto Internacional de Melo and the Aeropuerto Internacional de Paysandú.

●	In December 2021, we transferred our 50% ownership in AAP to Andino Investment Holding S.A. Following this transaction, Andino Investment Holding S.A. now owns 100% of AAP. Therefore, as of the date of this annual report, we no longer operate the airports under the AAP Concession Agreement.

The following table lists our concessions by country, together with their commencement date and extension details (if any):

		CAAP					Current
		Effective		Number of	Concession		Concession
Country	Concession	Ownership		Airports	Start Date		End Date	Extension Details
Argentina	AA2000	81.9%		35	1998		2038	—
	NQN	74.7%		1	2001		2026
	BBL	81.8%		1	2008		2033	Extendable for 10 years(1)
Italy	TA (SAT)(2)	46.7%		1	2006		2048
					(2014)	(3)		—
	TA (ADF)(2)	46.7%		1	2003		2045
					(2014)	(4)		—
Brazil	ICASGA	99.9	%(5)	1	2012	(6)	2040	5 years(7)
	ICAB	51.0%		1	2012		2037	5 year, extendable for additional 5 years if required to reestablish economic equilibrium
Uruguay	Puerta del Sur(8)	100%		7	2003		2053	—
	CAISA	100%		1	1993		2033(9) (10) (11)
					(2008)			—
Ecuador	TAGSA	50.0%		1	2004		2031	—
	ECOGAL	99.9%		1	2011		2026	—
Armenia	AIA	100%		2	2002		2032	Option to renew every 5 years
(1)	Subject to certain terms and conditions, including governmental approval.
(2)	Both SAT and ADF have been merged into TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest.
(3)	We began operating the Pisa Airport in 2014.
(4)	We began operating the Florence Airport in 2014.
(5)	Our effective ownership is 99.98%.
(6)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.
(7)	In November 2020, we executed irrevocable amendment for the termination Natal Airport concession.
(8)	Includes the Uruguay New Airports, which were incorporated to the Carrasco Concession Agreement by means of the amendment executed in November 2021.
(9)	We acquired the shares of CAISA in 2008.
(10)	We began operating the Punta del Este Airport in 2008, the amendment to the concession agreement approving the extension of the Punta del Este Concession Agreement was executed on June 28, 2019.
(11)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.

B.BUSINESS OVERVIEW

We acquire, develop, and operate airport concessions. We are the largest private sector airport concession operator in the world based on the number of airports under management. As of the date of this annual report, we operate 53 airports globally in Latin America, Europe, and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the environments and geographies in which we operate by acquiring airport concessions in Armenia, Uruguay, Ecuador, Brazil, Italy, and additional concessions in Argentina.

We operate some of the largest and most important airports in the countries where we conduct operations, including a large international airport, such as Ezeiza Airport in Argentina, domestic airports, such as Brasilia Airport in Brazil and Aeroparque Airport in Argentina, airports in tourist destinations, such as Bariloche and Iguazu in Argentina, Galapagos Ecological Airport in Ecuador, and Florence Airport in Italy, as well as mid-sized domestic and tourist destination airports.

Argentina is our largest and longest established market where we operate and manage 37 of the 55 airports in Argentina’s national airport system, including the Argentina’s two largest airports, Ezeiza and Aeroparque. In each year since we acquired the rights under the AA2000 Concession Agreement, our airports in Argentina have handled over 90.8% of Argentina’s total commercial passenger traffic.

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

Our concession agreements establish or otherwise regulate the rates that we may charge to aircraft operators and passengers for aeronautical services. We charge each departing passenger a fee for the use of our airports which varies depending upon whether the passenger’s flight is an international, regional, or domestic flight, and whether the passenger is in transit. Some of our concession agreements also allow us to charge additional fees to passengers for services such as security and reduced mobility assistance, among others.  We charge our aeronautical customers fees for aircraft landing and parking, which depend on whether the flight is international or domestic, the maximum take-off weight of the aircraft, the time slot and take-off time, among other factors. International fees are generally higher than domestic or transit fees.

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

Therefore, we recognize revenue and the associated costs of improvements to concession assets in relation with the concessions’ obligations to perform improvements as established in the respective concession agreements. Revenue represents the value of the exchange between us and the respective governmental authorities with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the respective concession agreements, and in exchange, the governmental authorities grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, we contract third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin. The amounts paid are set at market value.

Other Revenue

Other revenue includes revenue that is not otherwise classified as aeronautical revenue, commercial revenue, or construction service revenue.

Our Concession Agreements

Our business consists of acquiring, developing and operating airport concessions, which are granted by governmental authorities for a limited period of time. There are three different concession models within our portfolio: single till model in Argentina (AA2000) and Armenia, dual till model in our Italian airports and inflation based model in our Ecuador, Uruguay and Brazil airports.

●	Single till model: a certain return shall be achieved over the life of the concession, and for the calculation, all revenues (aeronautical and commercial) as well as opex and capex are considered. In order to achieve economic equilibrium, the regulator can adjust passenger and aircraft tariffs, reduce concession fees, reduce capital investment commitments, or a combination thereof.
●	Dual till model: which provides a guaranteed return in connection with its aeronautical activities. Only aeronautical revenues are considered to cover aeronautical opex and capex. There is an established WACC for the regulated part of the business.
●	Inflation based model: there is no guaranteed return for the concession, and tariffs adjust on an annual basis, considering domestic inflation or a combination between domestic and US inflation

Main Operations and Financial Consolidated Metrics

For the year ended December 31, 2021, we had total consolidated revenue of U.S.$0.7 billion, consolidated loss from continuing operations of U.S.$159.8 million, Adjusted EBITDA of U.S.$ 149.3 million and Adjusted EBITDA excluding Construction Services of U.S.$ 147.0 million, and our airports handled 497.189 total aircraft movements and served 35.7 million total passengers (of which approximately 23.1% were international, approximately 63.1% were domestic and approximately 13.8% were transit passengers). For the year ended December 31, 2020, we had total consolidated revenue of U.S.$0.6 billion, consolidated loss from continuing operations of U.S.$357.4 million, Adjusted EBITDA of U.S.$18.1 million and Adjusted EBITDA excluding Construction Services of U.S.$16.7 million, and our airports handled 352.905 total aircraft movements and served 25.2 million total passengers (of which approximately 28.0% were international, approximately 57.3% were domestic and approximately 14.7% were transit passengers). For the year ended December 31, 2019, we had total consolidated revenue of U.S.$1.6 billion, consolidated loss from continuing operations of U.S.$(1.9) million, Adjusted EBITDA of U.S.$384.7 million and Adjusted EBITDA excluding Construction Services of U.S.$382.4 million, and our airports handled 857,913 total aircraft movements and served 84.2 million total passengers (of which approximately 33.5% were international, approximately 56.5% were domestic and approximately 9.9% were transit passengers.

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

	Passenger traffic
	International	Year Ended	Year Ended	Year Ended
	or national	December 31,	December 31,	December 31,
Airport	designation	2021	2020	2019(1)

	(In Thousands)
“Aeroparque Jorge Newbery”	International	4,524.2	2,293.0	12,311.3
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	International	3,196.9	3,474.4	12,484.9
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	717.3	739.3	3,529.0
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	1,128.9	474.0	1,857.7
Aeropuerto de Mendoza, “El Plumerillo”	International	667.9	471.5	2,311.4
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	545.3	356.1	1,478.6
Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	International	422.7	357.6	1,575.5
Aeropuerto de Neuquén, “Presidente Perón”	International	389.4	251.6	1,217.3
Aeropuerto de Tucumán, “Tte. Benjamin Matienzo”	International	318.3	199.6	969.5
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	188.2	137.5	649.5
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	79.0	37.4	148.9
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	61.7	64.0	354.6
Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	International	93.7	69.1	263.0
Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	International	203.8	92.8	397.9
Aeropuerto de Resistencia, “José de San Martín”	International	72.4	59.5	310.3
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	88.6	117.7	399.5

	Passenger traffic
	International	Year Ended	Year Ended	Year Ended
	or national	December 31,	December 31,	December 31,
Airport	designation	2021	2020	2019
Aeropuerto de Posadas, “Libertador General D. José de San Martín”	International	142.8	65.9	325.7
Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	International	67.7	35.3	147.8
Aeropuerto Internacional de Formosa, “El Pucu”	International	12.4	18.8	105.3
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	24.7	14.3	73.2
Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	National	75.4	30.1	149.4
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	23.8	12.7	65.7
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	24.3	13.4	54.6
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	23.5	13.0	80.2
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	27.9	14.6	63.3
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	38.8	13.9	53.5
Aeropuerto de Paraná, “General Urquiza”	National	11.4	8.8	60.2
Aeropuerto de Santa Rosa	National	19.4	8.5	49.4
Aeropuerto de San Fernando	International	34.4	19.3	26.4
Aeropuerto de Viedma, “Gobernador Castello”	National	18.3	10.5	39.8
Aeropuerto Termas de Río Hondo	National	13.8	0.5	13.8
Aeropuerto de Río Cuarto, “Área de Material”	National	13.6	4.6	37.3
Aeropuerto de General Pico	National	0.2	0.5	2.1
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	0.5	0.2	4.3
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	National	0.1	0.1	0.8
Aeropuerto de Villa Reynolds	National	0.9	0.5	0.4
Aeropuerto El Palomar	International	2.5	480.0	1,793.6
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

Main Operating and Financial Metrics

In Argentina, our main concession is the AA2000 Concession Agreement, which accounted for approximately 12.8 million passengers, or 96.6% of the total 13.3 million total passengers we served during the year ended December 31, 2021. Approximately 3.2 million of our passengers were at Ezeiza Airport and 4.5 million at Aeroparque Airport. For the year ended December 31, 2020, the airports under the AA2000 Concession Agreement served approximately 9.6 million passengers, or 96.8% of the total 10.0 million total passengers we served during the year ended December 31, 2020. Approximately 3.5 million of our passengers were at Ezeiza Airport and 2.3 million at Aeroparque Airport. For the year ended December 31, 2019, the airports under the AA2000 Concession Agreement served 41.8 million passengers, or 96.4% of the total 43.4 million total passengers we served during the year ended December 31, 2019.  Approximately 12.5 million of our passengers were at Ezeiza Airport and 12.3 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 99.8% of our total revenues, 96.6% of our passengers and 96.2% of our air traffic movements in each of these periods. In a consolidated basis, AA2000 represented over 51.2% of our consolidated revenues, 35.9% of our total passengers and 44.0% of our air traffic movements during the year ended December 31, 2021.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2021		2020		2019
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$362.9	51.3%	$350.0	57.6%	$934.8	60.0%
Number of passengers (in millions)	13.3	37.2%	10.0	39.5%	43.4	51.6%
Air traffic movements (in thousands)	227.3	45.7%	155.6	44.1%	447.2	52.1%
(1)

We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently indirectly own 81.9% of the ordinary share capital of AA2000, 81.8% of the share capital of Bahía Blanca, and 74.7% of the share capital of Neuquén.

Our Argentina segment had Adjusted EBITDA of U.S.$65.6 million, U.S.$50.7 million and U.S.$241.4 million for the years ended December 31, 2021, 2020 and 2019, respectively, and had Adjusted EBITDA excluding Construction Service of U.S.$65.4 million, U.S.$50.6 million and U.S.$241.1 million, for the years ended December 31, 2021, 2020 and 2019, respectively.

AA2000 Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement.”

●	Term: The AA2000 concession agreement started in 1998 and expires in 2038, considering the new concession term after the extension granted by the Argentine Government in December 2020.
●	Concession fee: AA2000 must pay a 15% of total revenues excluding construction service to the Argentine State.
●	Capex commitments: under the extension, AA2000 committed to do a capex program for expansion projects of approx. U.S.$500 million, in two phases: (i) under phase 1, approximately U.S.$336 million to occur preferably in 2022 and 2023, and (ii) under phase 2, annual investments of approx. $41 million between 2024 and 2027, for a total of approx. $164 million. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.
●	Redemption of preferred shares: As established in the agreement for the extension, AA2000 has the option to redeem the preferred shares during 2022 and credit the amount redeemed towards the reduction of the phase 1 capex program. In March 2022, A2000’s board of directors and the shareholders, by means of an extraordinary shareholders meetings, decided to exercise AA2000’s option to redeem such preferred shares. See “AA2000 Ownership Structure.”
●	Economic equilibrium: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. The economic equilibrium is based on the IRR that is derived from the Financial Projection of Income and Expenses, which considers actual numbers for previous years and ORSNA’s projections for future years. The ORSNA must verify the economic equilibrium on a yearly-basis and adjust the variables in case the IRR is below the target IRR. The adjustments could be made through increasing tariffs, reducing the concession fee or reducing the capex commitments.

AA2000 Ownership Structure

We currently indirectly own 81.6% of the ordinary share capital of AA2000’s ordinary share capital. The Argentine Government owns 15.0% of AA2000’s ordinary share capital and voting stock. In addition, the Argentine Government owns all of AA2000’s preferred shares. Since 2020, the Argentine Government has the right to convert each year preferred shares into common shares up to a maximum of 12.5% of the total initial number of preferred shares. In order to exercise its conversion right, the Argentine Government must notify AA2000 of its intention to convert preferred shares and AA2000 will have 30 days from delivery of such notification to redeem those preferred shares before conversion occurs. In addition, AA2000 has the option, but not the obligation, to redeem the preferred shares held by the Argentine Government at any time. The redemption price will be the nominal value plus a variable interest rate to be determined on the last day of the month immediately before the redemption date considering (i) inflation rate, plus (ii) 2% of the total amount to paid. If AA2000’s common shares are listed on the Buenos Aires Stock Exchange, then the price to convert the preferred shares into ordinary shares will be established based on the average traded value of such common shares on the Buenos Aires Stock Exchange during the five trading days prior to the notice of conversion delivered by the Argentine Government to AA2000. If AA2000’s shares are not listed on the Buenos Aires Stock Exchange, the price of such common shares will be established by a third party appointed by the Argentine Government but paid by AA2000. AA2000 has no current plan to list its common shares on the Buenos Aires Stock Exchange. As of December 31, 2021, there were 910,978,514 preferred shares of AA2000 outstanding.

In March 2022, AA2000’s board of directors and the shareholders, by means of an extraordinary shareholders meetings, decided to exercise AA2000’s option to redeem such preferred shares held by the Argentine Government. The price will be paid in part upon redemption, and the outstanding amounts will be paid before December 2024. As of the date of this annual report, AA2000 made the required publications for the capital reduction and the filings before the Argentine authorities required for the redemption. See Note 33 to our Audited Consolidated Financial Statements.

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport, the leading airports in the Tuscany region, one of Italy’s most touristic regions. Florence Airport is an important world-class touristic destination serving full-cost carriers, while Pisa Airport has a proven low-cost carriers business model.

Main Operating and Financial Metrics

Of the approximately 2.8 million total passengers in the TA airports during the year ended December 31, 2021, approximately 2.0 million were in Pisa Airport and 0.8 million were in the Florence Airport. Of the approximately 2.0 million total passengers in the TA airports during the year ended December 31, 2020, approximately 1.3 million were in Pisa Airport and 0.7 million were in the Florence Airport. Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2019, approximately 5.4 million were in Pisa Airport and 2.9 million were in the Florence Airport.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2021		2020		2019
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$70.5	10.0%	$58.3	9.6%	$145.6	9.3%
Number of passengers (in millions)	2.8	7.9%	2.0	7.8%	8.2	9.8%
Air traffic movements (in thousands)	39.6	8.0%	30.2	8.5%	79.0	9.2%

Our Italy segment had Adjusted Segment EBITDA of U.S.$0.2 million, U.S.$(4.3) million and U.S.$38.5 million for the year ended December 31, 2021, 2020 and 2019, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$(1.8) million, U.S.$(5.5) million and U.S.$36.8 million, for the year ended December 31, 2021, 2020 and 2019, respectively.

Italian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Pisa Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Florence Concession Agreement.”

Term: The Florence airport concession started in 2003 and expires in 2045, while the Pisa concession agreement started in 2006 and expires in 2048. Both concession terms include the two-year extension granted by the Italian Government in July 2020, following a law in relation with the COVID-19 pandemic emergency measures.

Concession fee: TA is required to pay annual fees, based on a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post. The canon is to be made in two separate semi-annual installments, due July and January each year. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2021, TA paid an annual canon of €1.0 million under the Pisa concession and €0.6 million under the Florence concession. For the year ended December 31, 2020, TA paid an annual canon of €1.7 million under the Pisa concession and €0.8 million under the Florence concession. For the year ended December 31, 2019, TA paid an annual canon of €3.4 million under the Pisa concession and €1.5 million under the Florence concession.

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

TA is listed on the Italian Stock Exchange under the ticker TYA. The year-end price for 2021 was €12.85 per share, representing a market cap of €239.2 million. Corporate capital amounted to €30.7 million, which is comprised of €18.611.966 million ordinary shares with no nominal value.

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

Main Operating and Financial Metrics

For the year ended December 31, 2021, of the approximately 12.3 million total passengers in Brazil, approximately 10.5 million were in the Brasilia Airport and 1.8 million were in the Natal Airport. For the year ended December 31, 2020, of the approximately 9.1 million total passengers in Brazil, approximately 7.9 million were in the Brasilia Airport and 1.2 million were in the Natal Airport. For the year ended December 31, 2019, of the approximately 19.1 million total passengers in Brazil, approximately 16.7 million were in the Brasilia Airport and 2.3 million were in the Natal Airport.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2021		2020		2019
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$58.4	8.3%	$51.4	8.5%	$116.6	7.5%
Number of passengers (in millions)	12.3	34.5%	9.1	36.1%	19.1	22.6%
Air traffic movements (in thousands)	117.9	23.7%	89.4	25.3%	161.8	18.9%

Our Brazil segment had Adjusted EBITDA of U.S.$19.0 million, U.S.$(6.5) million and U.S.$(22.3) million, for the year ended December 31, 2021, 2020 and 2019, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$19.0 million, U.S.$(6.5) million and U.S.$(22.3) million for the year ended December 31, 2021, 2020 and 2019, respectively.

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

Brazilian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Natal Concession Agreement”

Term: The Natal Airport concession was awarded in August 2011 to ICASGA and expires in 2040. On March 5, 2020, however, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the termination process of the Natal Airport, and on November 19, 2020, CAAP announced the execution of the amendment. Upon a completion of successful bidding process, the operation of the Natal Airport will be transferred to a different operator and ICASGA will be entitled to an indemnification to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will remain as the airport operator. The Brasilia Concession Agreement started in 2012 and expires in 2037, which may be extended for an additional 5 years if necessary, to reestablish economic equilibrium.

Concession fees: The Brasilia airport is required to pay the ANAC an annual fixed payment. The amount is R$ 90.0 million for 2020, R$180.0 million for the years 2021 through 2031 (for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037), R$ 301.4 million for 2032 and R$270.1 million for the years 2033 through 2037, as well as a variable payment, adjusted by IPCA. Brasilia Airport is also subject to an annual variable payment, equal to: (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to R$422.7 million for the year ended December 31, 2020 and R$448.8 million for the year ended December 31, 2021; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its whollyowned subsidiaries, for annual gross revenues above R$422.7 million for the year ended December 31, 2020, and R$448.8 million or the year ended December 31, 2021, if any. In 2021, ICAB suspended payment of 50% of the annual fixed payment, in connection with the request of the re-profiling of 50% of such fee. See Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.” In the case of Natal, after requesting the termination process, ICASGA is no longer required to pay the concession fees.

Tariff Adjustment: The Brazilian concessions operate under an inflation-based model. Tariffs shall be adjusted annually by IPCA, upon the application of a specific formula that considers the IPCA and the effects of the Q and X Factors, as defined in the Brazilian Concession Agreements. The Brazilian ANAC adopted Factor X as a mechanism to measure positive and negative productivity and efficiency variations.

Extraordinary review: an extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICASGA or ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk. We may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events occurs (i.e. changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure; operational restrictions resulting from any act (or omission thereof) by any governmental body; mandatory changes in tariffs or granting of tariff benefits; changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and a Force Majeure event). The review will be based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium. We requested and were granted an economic re-equilibrium as a result of the COVID-19 pandemic impact in 2020, considered a force majeure event. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—COVID-19 Virus Impact.”

Brazilian airports Ownership Structure

The Brasilia Airport Concession is owned by ICAB, a subsidiary of Inframerica. As of the date of this annual report, we own 99.97% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB. Infraero, a state-owned company affiliated with the Civil Aviation Secretariat of Brazil, is the owner of the remaining 49.0% interest in ICAB.

Inframerica was originally owned by Infravix and CASA. In 2015, we and the Majority Shareholder (A.C.I. Airports S.à r.l.) acquired Infravix’s shareholding in Inframerica. In 2015, CAAP acquired CASA’s stake in Inframerica.

We operate the Natal Airport through our 99.98% ownership of ICASGA. ICASGA was originally owned by Infravix (50.0%) and CASA (50.0%). In 2015, we acquired from Infravix a 49.95% interest in ICASGA and the Majority Shareholder acquired the remaining 0.05% interest in ICASGA. As of the date of this annual report, we own 99.98% of ICASGA and the Majority Shareholder owns the remaining 0.02%.

Uruguay

Our operations in Uruguay consist of the operation and maintenance of the two main Uruguayan airports that receive commercial flights, the Carrasco Airport and the Punta del Este Airport, and the Uruguay New Airports which were incorporated into the scope of the Carrasco Concession Agreement pursuant to the Amended Carrasco Concession Agreement. The Carrasco Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. Carrasco Airport has the capacity to handle up to 4.5 million passengers annually. It currently serves regional centers, tourist destinations and certain major cities throughout Europe and the Americas. The Punta del Este Airport is not material to our business. Upon the execution of the Amended Carrasco Concession Agreement, Puerta del Sur also operates, develops and maintains the Uruguay New Airports.

We also own TCU S.A. (“TCU”) through which we operate the cargo terminal at the Carrasco Airport. We own 100% of Puerta del Sur, the holder of the concession agreement through the execution of a comprehensive management agreement with the Uruguayan Ministry of Defense (the “Carrasco Concession Agreement”) to operate the Carrasco Airport and, following the execution of the Amended Carrasco Concession Agreement, the Uruguay New Airports. Additionally, we own 100% of CAISA, the holder of the concession agreement (“Punta del Este Concession Agreement,” and together with the Carrasco Concession Agreement, the “Uruguayan Concession Agreements”) with the Uruguayan Ministry of Defense to operate the Punta del Este Airport.

In 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the outstanding shares of Puerta del Sur, the holder of the Carrasco Concession Agreement. The original concession agreement was for a period of 20 years ending in November 2023, which term has recently been extended for an additional period of 10 years, until 2033. In November 2021 we executed an amendment to the Carrasco Concession Agreement extending the concession term for additional 20 years, until 2053 and incorporating the Uruguay New Airports to the scope of the concession

Main Operating and Financial Metrics

For the year ended December 31, 2021, of the approximately 0.5 million total passengers in Uruguay, approximately 0.5 million were in the Carrasco Airport and 25.4 thousand were in the Punta del Este Airport. For the year ended December 31, 2020, of the approximately 0.6 million total passengers in Uruguay, approximately 0.5 million were in the Carrasco Airport and 0.1 million were in the Punta del Este Airport. For the year ended December 31, 2019, of the approximately 2.2 million total passengers in Uruguay, approximately 2.0 million were in the Carrasco Airport and 0.2 million were in the Punta del Este Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2021(1)		2020(2)		2019(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$51.3	7.3%	$58.3	9.6%	$117.8	7.6%
Number of passengers (in millions)	0.5	1.4%	0.6	2.4%	2.2	2.6%
Air traffic movements (in thousands)	17.8	3.6%	13.0	3.7%	29.7	3.5%
(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.8 million
(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.1 million.
(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.8 million.

Our Uruguay segment had Adjusted EBITDA of U.S.$13.7 million, U.S.$16.3 million and U.S.$56.4 million, for the year ended December 31, 2021, 2020 and 2019, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$13.7 million, U.S.$16.3 million and U.S.$56.4 million for the year ended December 31, 2021, 2020 and 2019, respectively.

Uruguayan Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Carrasco Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Punta del Este Concession Agreement”

Term: The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which in August 2014 was extended for an additional 10-year period, until 2033, and further extended in November 2021, upon execution of the Amended Carrasco Concession Agreement, for additional 20-year period until 2053. The Punta del Este Concession Agreement was executed in 1993 and was extended in 2019 for an additional 14-year period, until 2033.

Concession fee: Puerta del Sur is required to pay annual concession fees, consisting of (a) basic fees, equal to the higher of (i) a fixed annual amount of U.S.$4.8 million and (ii) U.S.$4.46 per total annual passengers (some limits and exceptions apply), plus applicable cargo fees, and (b) additional fees, as long as the number of passengers exceed 1.5 million passengers per year, which is are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. The concession fee is to be made in two separate semi-annual installments, due July and December each year.

Tariff adjustment: The Uruguayan concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Carrasco Concession Agreement, considering a combination between domestic and US inflation rate.

PdS and CAISA Ownership Structure

We own 100% of Puerta del Sur, the holder of the Carrasco Concession Agreement, and 100% of CAISA, the holder of Punta del Este Concession Agreement.

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

Main Operating and Financial Metrics

The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31,(1)
	2021		2020		2019
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$65.2	9.2%	$49.7	8.2%	$109.6	7.0%
Number of passengers (in millions)	2.5	7.0%	1.5	6.1%	4.5	5.3%
Air traffic movements (in thousands)	55.9	11.2%	41.6	11.8%	82.4	9.6%
(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2021, 2020 and 2019. The revenue information for the years ended December 31, 2021, 2020 and 2019 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2021, 2020 and 2019, our Ecuador segment had Adjusted EBITDA of U.S.$16.1 million, U.S.$1.3 million and U.S.$25.3 million, respectively and Adjusted EBITDA excluding Construction Services of U.S.$16.1 million, U.S.$1.3 million and U.S.$25.3 million, respectively.

Ecuadorian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Ecuador—The Guayaquil Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Galápagos Concession Agreement.”

Term: The Guayaquil Concession Agreement was executed in 2004 and expires in 2029, after the term was extended for an additional 5-year period pursuant to the amendment executed in July 2018. The Galápagos Concession Agreement expires in 2026. TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the COVID-19 pandemic and its effects through time. Pursuant to this amendment, TAGSA was compensated for the losses, suffered from March 17, 2020, through December 31, 2020, by a two-year extension, ending July 31, 2031

Concession fee: TAGSA is required to pay an annual concession amount equal to 53.665% of the aggregate gross revenue from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport, for 2021, and as from 2022, the contribution will decrease to 50,25% until the economic-financial equilibrium is fully reestablished.

Tariff adjustment: The Ecuadorian concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Guayaquil Concession Agreement, considering a combination between domestic and US inflation rate.

Capex commitments: as a result of the concession extension, the Guayaquil Concession Agreement includes an obligation to execute new works and investments that will culminate in the year 2024, for a total reference amount of U.S.$32.2 million, of which U.S.$24.2 million were already invested as of December 31, 2021.

TAGSA and ECOGAL Ownership Structure

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport, and 99.9% of ECOGAL, which operates and maintains the Galapagos Airport.

Armenia

In Armenia we operate the only two airports for scheduled commercial flights in Armenia: the Zvartnots Airport, located in the capital city of the country, and the Shirak Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2021, of the approximately 2.4 million total passengers in Armenia, approximately 2.3 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2020, of the approximately 0.8 million total passengers in Armenia, approximately 0.8 million were in the Zvartnots Airport and 0.04 million were in the Shirak Airport. For the year ended December 31, 2019, of the approximately 3.2 million total passengers in Armenia, approximately 3.0 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2021		2020		2019
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$98.4	13.9%	$39.4	6.5%	$133.5	8.6%
Number of passengers (in millions)	2.4	6.7%	0.8	3.3%	3.2	3.8%
Air traffic movements (in thousands)	21.3	4.3%	10.2	2.9%	27.4	3.2%

For the years ended December 31, 2021, 2020 and 2019, our Armenia segment had Adjusted EBITDA of U.S.$44.3 million, U.S.$5.5 million and U.S.$51.8 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$44.1 million, U.S.$5.4 million and U.S.$51.5 million, respectively.

Armenian Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Armenia—Armenian Concession Agreement.”

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

Peru

Our operations in Peru consisted of the operation, use and maintenance of five airports in southern Peru, including the Arequipa Airport, which is the third largest airport in Peru in terms of passenger traffic, through our 50.0% participation in AAP. AAP was incorporated by public deed dated November 22, 2010, for the sole purpose of acting as the concessionaire of the AAP Concession Agreement. We accounted for the results of operations of AAP using the equity method and therefore, such results are not included in the total revenue for our operations.

On December 16, 2021 we transferred our 50% ownership interest in AAP to Andino Investment Holding S.A. Following this transaction, Andino Investment Holding S.A. now owns 100% of AAP. Therefore, as of the date of this annual report, we no longer operate the airports under the AAP Concession Agreement. Our decision to no longer operate in Peru is part of a long-term strategic plan that seeks to concentrate efforts and resources towards core and relevant assets in jurisdictions with long-term meaningful growth opportunities.

For the transfer of the interest in AAP, the Company received U.S.$5 thousand, while it committed to make a payment to Andino Investment Holding S.A. for assumed liabilities and future capital expenditures commitments of AAP amounting to U.S.$17.2 million, of which U.S.$5.1 million have already been paid and the remaining U.S.$12.1 million will be paid in four installments during 2022.

As part of the transaction, the Company issued the following guarantees, which will remain in place until the full purchase price is paid:

●	Three standby letters of credit with Morgan Stanley for a total amount of U.S.$2.25 million, U.S.$0.5 million and U.S.$0.1 million, respectively, to guarantee concession contract fulfilment, works to be performed and equipment; and
●	An irrevocable first demand guarantee letter in the amount of U.S.$5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) related to a loan entered by AAP.

Main Customers

Main Aeronautical Customers

For the year ended December 31, 2021 our main aeronautical customers were LATAM Airlines Group, Grupo Aerolíneas Argentinas, American Airlines, Copa, Ryanair Ltd., Iberia, Lufthansa, Aeroflot Group and VRG Linhas Aereas S.A. (operating as Gol Transportes Aereos). In the years ended December 31, 2021, 2020 and 2019 aeronautical revenue received from LATAM Airlines Group totaled U.S.$26.6 million, U.S.$41.5 million and U.S.$147.2 million, respectively representing 10.1%, 18.9% and 20.3%, respectively, of our total consolidated aeronautical revenue. For the years ended December 31, 2021, 2020 and 2019, the aeronautical revenue received from Grupo Aerolineas Argentinas totaled U.S.$22.9 million, U.S.$29.5 million and U.S.$96.0 million, respectively, representing 8.7%, 13.4% and 13.3%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2021, 2020 and 2019, based on the total amount of aeronautical revenue.

	For the Year Ended December 31,
	2021		2020		2019
		% of Total		% of Total		% of Total
Main Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical
Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
LATAM Airlines Group	26.6	10.1%	41.5	18.9%	147.2	20.3%
Grupo Aerolíneas Argentinas(1)	22.9	8.7%	29.5	13.4%	96.0	13.3%
American Airlines	22.0	8.4%	12.4	5.6%	37.0	5.1%
Copa	19.7	7.5%	8.9	4.0%	30.5	4.2%
Ryanair Ltd	11.2	4.3%	8.1	3.7%	19.2	2.6%
Iberia	11.2	4.3%	7.3	3.3%	25.4	3.5%
Lufthansa	9.8	3.7%	6.3	2.9%	21.1	2.9%
Aeroflot Group(2)	9.3	3.5%	3.2	1.5%	11.6	1.6%
Gol Transportes Aéreos	8.9	3.4%	15.4	7.0%	54.9	7.6%
Others	121.2	46.1%	87.4	39.7%	281.1	38.9%
Total	262.8	100.0%	220.0	100.0%	724.0	100.0%
(1)	See “Risk Factors—The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.”
(2)	See “Risk Factors—The recent escalation of conflicts between Russia and Ukraine may disrupt or impact the connecting flights between our Armenian Airports and Russia, which could ultimately affect our results of operation.”

Main Commercial Customers

For the year ended December 31, 2021, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas . In the year ended December 31, 2021, amounts invoiced by us to Dufry totaled U.S.$27.3 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$12.3 million, representing 7.5% and 3.4%, respectively, of our total consolidated commercial revenue

For the year ended December 31, 2020, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas . In the year ended December 31, 2020, amounts invoiced by us to Dufry totaled U.S.$17.7 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$9.5 million, representing 6.8% and 3.7%, respectively, of our total consolidated commercial revenue.

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

The following table sets forth our main commercial services providers for the years ended December 31, 2021, 2020 and 2019, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2021		2020		2019
		% of Total		% of Total		% of Total
Main Commercial	(in millions	Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical
Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Dufry	27.3	7.5%	17.7	6.8%	52.7	10.9%
Grupo Aerolineas Argentinas	12.3	3.4%	9.5	3.7%	7.4	1.6%
Aeroflot Group	5.0	1.4%	3.2	1.2%	13.6	2.8%
Sita Information Networking	3.7	1.0%	3.1	1.2%	5.7	1.2%
Priority Pass	3.0	0.8%	1.4	0.5%	6.2	1.3%
Intercargo S.A.C.	3.0	0.8%	2.8	1.1%	4.5	0.9%
Banco Bradesco S.A.	2.8	0.8%	2.2	0.9%	3.9	0.8%
American Airlines	2.4	0.7%	0.9	0.3%	2.0	0.4%
LATAM Airlines Group	2.2	0.6%	1.6	0.6%	3.5	0.7%
Others	300.5	83.0%	217.2	83.7%	382.3	79.4%
Total	362.1	100.0%	259.7	100.0%	481.9	100.0%

Regulatory and Concessions Framework

Introduction

As of December 31, 2021, we hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador, Armenia and Peru and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year original term. It was extended for additional 10 years on December 17, 2020 (ending February 13, 2038).

	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year term (ending October 24, 2021). Concession extended until 2026.

	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.

Italy	Pisa Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending December 7, 2048).

	Florence Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending February 10, 2045).

Brazil	Natal Concession Agreement	Brazilian ANAC	28-year term (ending January 24, 2040). An amendment to terminate the Natal Concession Agreement was executed in August 2020, to be effective as of 2022

	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.

Uruguay	Carrasco Concession Agreement and	Defense Ministry	Extension recently executed. Concession set to terminate on November 20, 2053).

	Punta del Este Concession Agreement	Defense Ministry	40-year term (ending March 31, 2033).

Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	27-year and 5-month term (ending July 27, 2031).

	Galapagos Concession Agreement	DGAC; STAC	15-year term (ending July 6, 2026).

Armenia	Armenian Concession Agreement	Armenian Ministry of Territorial Administration and Infrastructure, CAC	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.

Peru(1)	AAP Concession Agreement	MTC	25-year term (ending January 5, 2036); may be extended at request of AAP at least 3 years prior to the termination date; the term of the concession cannot exceed 60 years.

(1)	In December 2021 we transferred our 50% ownership in AAP to Andino Investment Holding S.A. Following this transaction, Andino Investment Holding S.A. now owns 100% of AAP. Therefore, as of the date of this annual report, we no longer operate the airports under the AAP Concession Agreement.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	“Aeroparque “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto Internacional de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Paraná, “General Urquiza”	Paraná	National	I
17.	Aeropuerto de Posadas, “Libertador General D. José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Río Cuarto, “Área de Material”	Las Higueras	National	II
22.	Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	Rio Gallegos	International	I
23.	Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	Río Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “Tte. Benjamín Matienzo”	San Miguel de Tucumán	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	El Palomar	International	I
35.	Aeropuerto de Neuquén, “Presidente Perón”	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”	Bahía Blanca	National	I
37.	Aeropuerto Termas de Río Hondo	Termas de Río Hondo	National	I
(1)	The category determines the maximum fees we may charge. See in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement” the “Passenger Use Fees,” “Landing Fees,” and “Parking Fees.”

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

Additional Argentine Agencies

The Ministry of Interior operates the Argentine Migrations Bureau and, under the Ministry of the Economy, operates the Argentine General Customs Bureau (Dirección General de Aduanas) which performs all immigration and customs functions for all airports in Argentina. The Argentine Migrations Bureau imposes and collects certain charges relating to immigration. In addition, security functions are provided by the Airport Security Police (Policía de Seguridad Aeroportuaria), which is under the authority of the Ministry of Security.

The AA2000 Concession Agreement

Pursuant to Administrative Decision No. 60/98, AA2000 was awarded the concession for the operation of 33 of the airports of the Argentine National Airport System set forth and covered by the AA2000 Concession Agreement. The AA2000 Concession Agreement was approved by Decree No. 163/98, dated February 11, 1998. In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020.

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

On December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree No. 1107/2017 and Resolution No. 894/2018 of the Ministry of Transportation. As of the date of this annual report, the El Palomar Airport is closed and has no operations due to the lack of sanitary prevention facilities and measures. As of the date of this annual report, we operate 35 airports under the AA2000 Concession Agreement.

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

Term

The AA2000 Concession Agreement was for an initial period of 30 years through February 13, 2028. However, in December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020 see “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement— The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments”). This extension was part of an agreement entered with the ORSNA with an aim to mitigate the impact of the COVID-19 pandemic in our operations and further includes our commitment to incremental capital expenditures as discussed below in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension.” The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall have to expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

Technical Conditions of the Extension

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 13, 2038. Pursuant to the Technical Conditions of the Extension, AA2000 required to comply with the following commitments:

(i)	assign funds equal to U.S.$132 million as direct investment to complete works pending for the years 2020 and 2021;
(ii)	do its best efforts to secure, before December 31, 2021, funding, to enable AA2000 to have an early inflow of up to (a) U.S.$85 million in the “Trust Fund for Works of Group A of Airports of the National Airport System;” and (b) U.S.$124 million in the “Additional Fund for Substantial Investments in Group A of Airports;”

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
(iv)	make direct investments for U.S.$200 million (VAT included) between the years 2024 and 2027, at an annual average of U.S.$50 million (VAT included), provided that this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period. We have filed the Technical Conditions of the Extension as exhibit to the annual report on Form 20-F for the year ended December 31, 2020 and filed on April 9, 2021. Although this document is available to the public in Argentina, we are filing it in English as an exhibit to this annual report for ease of reference to our investors.

According to the Technical Conditions of the Extension, the financial obligations and the availability of funds commitment established for March 2022 may be extended by the ORSNA to December 2022, provided that there are justified reasons or force majeure events, such as the reinstatement of boundary closures due to the COVID-19 pandemic which have had a material adverse effect to the air traffic.

In September 2021, the ORSNA extended to December 2022 the financial obligations and the availability of funds commitment originally established for March 2022 (mentioned in point (iii) above) based on the material adverse effects that COVID-19 pandemic has had on air traffic, provided AA2000 shall not pay dividends until securing such availability of funds.

However, in case international passenger traffic in 2022 does not reach at least 80% of the traffic registered in 2019, the ORSNA will request AA2000 an availability fund commitment that reaches U.S.$406.5 million by time our revenues are equal to that foreseen in the Financial Projections of Income and Expenses for March 2022, and, in such a case, the financial commitment mentioned in point (iii) above shall be considered satisfied by filing by December 31, 2022, any of the items mentioned in (i) to (iv) below.

On the other hand, in case international passenger traffic in 2022 exceeds at least 80% of the traffic registered in 2019, the financial commitment mentioned in point (iii) above shall be considered satisfied by filing by December 31, 2022:

●	a confirmation of the amounts available to be deployed in any capital expenditures made by AA2000 pursuant to the AA2000 Concession Agreement (the “AA2000 Mandatory Capex Program”); or
●	a financial program approved by the board of directors of AA2000 and Argentine Securities and Exchange Commission (Comisión Nacional de Valores or “CNV”) (if applicable); or
●	construction contract agreements; or
●	agreements with public or private financial entities that commit the required financings for the U.S.$406.5 million AA2000 Mandatory Capex Program; or
●	a combination thereof.

Failure to comply with these commitments could result in the application of fines or the termination or revocation of the AA2000 Concession Agreement. Prior to September 2021 and in connection with the impact of the COVID-19 pandemic, the ORSNA extended the period to comply with the financial obligations and the availability of funds commitment until December 2022. In addition, we cannot assure that we will be able to fully comply with AA2000’s obligations under the Technical Conditions of the Extension in case we are not able to obtain the financing we need to achieve these commitments. See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments” and “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.”

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

Exclusivity

Under the AA2000 Concession Agreement, the Argentine Government cannot, under any circumstances, affect our exclusive rights or affect the economic equilibrium of the AA2000 Concession Agreement to the extent we comply with certain requirements.

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

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. The amount of the guarantee is to be kept constant during the term of the AA2000 Concession Agreement. In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to LIBOR plus 2.0% from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond which currently amounts to AR$2,940.5 million and will be renewed on an annual basis.

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of AR$1.5 billion to comply with our obligation for 2021.

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

Collateral Assignment of Revenue

We may collaterally assign revenue derived from the concession, in order to obtain the necessary resources for the fulfillment of our obligations. Such assignment cannot affect the Specific Allocation of Revenue, as defined in the AA2000 Concession Agreement and described in “—Specific Allocation of Revenue,” or the resources foreseen for the financing of the investment plan detailed in the Final Memorandum of Agreement. In addition, collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of the funds thereunder is audited by the Argentine Government and/or by a consulting firm hired for such purpose that is satisfactory to the Argentine Government.  Such collateral assignment must be previously authorized by a resolution of the ORSNA, which is responsible for the auditing of the application of the funds. On January 17, 2017 and April 24, 2020, the ORSNA issued Resolutions No. 1/2017 and No. 21/2020, pursuant to which it authorized the collateral assignment of proceeds from the Argentine Notes up to an amount equal to U.S.$400 million for the benefit of, and pari passu among, the Argentine Notes as long as, after such assignment, AA2000 would have sufficient funds to cover basic operating costs. On August 8, 2019 and August 18, 2020, March 16, 2021 and June 17, 2021 the ORSNA issued Resolutions No. 61/2019 and No 57/2020, pursuant to which it authorized the collateral assignment for the benefit of, and pari passu among, each of the lenders under the Credit Facilities of (i) certain collection rights of AA2000 vis-a-vis Terminal de Cargas Argentinas S.A. (business unit of AA2000), excluding 15% of the revenues under the AA2000 Concession Agreement, and (ii) the collection rights of AA2000 as a trustee in accordance with the trust agreement under the Argentine Notes.

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

The Specific Allocation of Revenue is set forth in a trust agreement for the development of the Argentine National Airport System executed on December 29, 2009, between us and Banco Nación, as trustee (“Development Trust”). See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Development Trust” below.

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

Prior to the approval of the Technical Conditions of the Extension, our total required investment commitments from January 2006 until 2028 were AR$2.2 billion (at values corresponding to December 2005). As of December 31, 2021, we have invested AR$2.9 billion (at values corresponding to December 2005) under our investment plan. Our capital expenditures for the years ended December 31, 2021, 2020, 2019 are currently under review by the ORSNA. See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.” Our investments have thus far been financed by cash generated by our operations, funds from the Development Trust and the net proceeds from our issuance of indebtedness.

Pursuant to the Technical Conditions of the Extension, AA2000 is obliged to comply with the following investment commitments (among other obligations assumed by AA2000, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension”):

(i)to assign a volume of funds amounting to U.S.$132 million as direct investment to complete 2020 and 2021 ongoing works, of which around U.S.$55 million were already paid by December 31, 2020. AA2000 complied with such obligation;
(ii)to have, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, availability of funds for an aggregate amount of U.S.$406.5 million (including VAT), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022; and

(iii)to make direct investments for U.S.$200 million (including VAT) between the years 2024 and 2027, at an average of U.S.$50 million (including VAT) a year (this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period).

According to the Technical Conditions of the Extension, the financial obligations and the availability of funds commitment established for March 2022 may be extended by the ORSNA to December 2022, provided that there are justified reasons or force majeure events, like the reinstatement of boundary closures due to the COVID-19 pandemic which are detrimental to the air traffic. In September 2021, the ORSNA extended until December 2022 the financial obligations and the availability of funds committed originally established for March 2022 based on the detrimental effects that the COVID-19 pandemic had on the air traffic, provided AA2000 may not pay dividends until securing such availability of funds commitment. The amount of capital expenditures for the period comprised between 2028 and 2038 will be established by the ORSNA according to the operating needs of the aeronautical system and the equilibrium of the Concession. See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.”

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

Economic Equilibrium

The Technical Conditions of the Extension sets forth financial projections (“Financial Projection of Income and Expenses”) of our income, operational expenses, investment obligations and the procedure for paying balances and mutual claims for the period January 1, 2006 through February 13, 2038 (expressed in December 2019 values). The “economic equilibrium” derives from, and is determined in accordance with, the Financial Projection of Income and Expenses which establishes fund flows for each year during the AA2000 Concession Agreement. Under the AA2000 Concession Agreement, the ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. During each annual review, amounts previously included in the Financial Projection of Income and Expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation for such year in accordance with a formula set forth in the Final Memorandum of Agreement, in order for the Financial Projection of Income and Expenses to be restated in constant values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession Agreement which, together with our past results of operations, may result in an economic equilibrium. The three principal factors that determine economic equilibrium are the payments we make to the Argentine Government, the fees we charge for aeronautical services (such as passenger use fees and aircraft landing and parking fees) and the investments that we are required to make under the AA2000 Concession Agreement. The ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. The only factors that have been adjusted in the past have been the fees that we are permitted to charge for aeronautical services and the additional investment commitments. The AA2000 Concession Agreement contemplates annual revisions to be made during March of each year. All changes to the projections are contemplated to be effective as of April 1 of the same year, although as of the date of this annual report, the yearly adjustments for 2021 were not yet effective.

In September 2021, the ORSNA deferred to June 30, 2023 the yearly adjustments of the Financial Projection of Income and Expenses, based on the detrimental effects that the COVID-19 pandemic had on the air traffic.

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

Since 2009, the ORSNA has reviewed the Financial Projection of Income and Expenses nine times and has issued resolutions in respect of each such revision, the last of which was issued in February 2021. Pursuant to Resolution No. 92/2019, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2017, according to the following rules:

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

By means of Resolution No. 93/2019, also issued on October 21, 2019, the ORSNA approved a new tariff scheme, according to the following detail: (i) a fee for the international passenger use of U.S.$51.00; and (ii) a fee for the domestic passenger use of AR$195.00, effective for flights as of January 1st, 2020.

In line with the provisions of the Technical Conditions of the Extension (see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension” above), Resolution No. 4/2021 of the ORSNA was published in the Official Gazette. The referred resolution establishes the following:

●	an increase of U.S.$6 (from U.S.$51 to U.S.$57) in the international passenger fee for travelers departing from AA2000 airports. This tariff increase became effective on January 14, 2021, for flights as of March 15, 2021;

●	domestic passenger fees remain unchanged until the end of 2021 (being applicable the fees approved by Resolution No. 93/2019), and
●	aircraft fees remain unchanged for both domestic and international air operators (being applicable the provisions of Resolucion No. 92/2019).

We filed each such resolution, together with the December 30, 2008 resolution containing the Mechanisms for the Revision of the Financial Projection of Income and Expenses and the August 5, 2018 resolution containing the Manual of Regulatory Accounting, as exhibits to the annual report on Form 20-F for the year ended December 31, 2018. We filed Resolution 72/2019 in relation with the Financial Projection of Income and Expenses for the year 2016 and Resolutions 92/2019 and 93/2019 in relation with the Financial Projection of Income and Expenses for the year 2017 on October 24, 2019. We filed Resolution No. 4/2021 under cover of Form 6-K and we intend to file each future resolution of ORSNA relating to these periodic revisions of Financial Projections of Income and Expenses under the same cover.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001-2002 economic crises, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

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

The decisions to increase AA2000’s corporate capital, issue preferred shares and issue the convertible notes were authorized by the ORSNA under Resolution No. 26/2008, dated April 25, 2008. In turn, these were authorized on June 9, 2008, and registered before the Mercantile Registry on June 19, 2008, under No. 12,201, Corporations Book No. 40.

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

Regulation of Fees

The AA2000 Concession Agreement establishes the maximum fees that we may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each departing passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft fees, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors. In accordance with its annual review of our financial projections, the ORSNA may adjust the maximum fees which we may charge, taking into account increases in air traffic, improvements in efficiency, increases in taxes, the level of services provided, as well as projected investment levels under the master plan and the need to preserve the economic equilibrium of the AA2000 Concession Agreement. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Economic Equilibrium” above. The implementation of such fees generally occurs over different periods of time following effectiveness of the resolution authorizing such fees. In addition, from time to time as established by the ORSNA, we may set fees for arrangements not contemplated under the AA2000 Concession Agreement when the implementation of such additional charges represents technical and financial improvements in the provision of services to airlines and passengers. Under Argentine law, we have the right to collect all passenger use fees and aircraft fees.

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

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2020 (except for international flights fee which will became effective for tickets issued as from January 14, 2021, for flights as from March 15 2021, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

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

International Flights

	Airport Category
	I	II	III	IV

	(U.S.$per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	-	-
> 170 tons	9.76	-	-	-
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night airfield lightning	30%	30%	30%	30%

Domestic Flights

	Airport Category
	I	II	III	IV

	(AR$per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	-
81 – 170 tons	1.26	0.88	-	-
> 170 tons	1.47	-	-	-
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night airfield lightning	30%	50%	30%	30%

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

International Flights

	Airport Category
	Ezeiza/
	Aeroparque	I	II	III	IV

	(U.S.$per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	3.84	1.92	1.43	1.12	1.12
Minimum fee	55.46	36.99	13.18	13.18	13.18
12 – 80 tons	0.34	0.17	0.13	0.10	0.10
81 – 170 tons	0.48	0.20	0.14	0.11	-
> 170 tons	0.98	0.22	0.14	-	-
Minimum fee	7.33	4.89	2.44	2.44	2.44

Domestic Flights

	Airport Category
	Ezeiza/
	Aeroparque	I	II	III	IV

	(AR$per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	4.45	2.65	2.1	1.6	1.05
Minimum fee	124.44	81.9	51.9	37.8	23.64
12 – 80 tons	0.85	0.50	0.40	0.30	0.20
81 – 170 tons	1.15	0.65	0.50	0.40	-
> 170 tons	1.50	0.85	0.60	-	-
Minimum fee	39.5	26.00	16.50	12.00	7.50

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

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government. The collateral assignment of revenue must be previously authorized by a resolution of the ORSNA. On January 17, 2017 and April 24, 2020, the ORSNA issued Resolutions No. 1/2017 and 21/2020, pursuant to which it authorized the collateral assignment of proceeds under the Argentine Notes, up to an amount equal to U.S.$400 million as long as, upon such assignment, AA2000 maintains sufficient funds to ensure basic operations. While such a collateral assignment remains in place, we will have no right to indemnification for the investments secured by the relevant collateral assignment. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Collateral Assignment of Revenue.”

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

Under the Development Trust, the following trust funds were established:

●	“Trust Fund to Study, Control and Regulate the Concession,” consisting of the assignment in trust of 1.25% of AA2000’s total revenues, which shall be designated to carry out studies on the control and regulation of the concession as required by the ORSNA;
●	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” consisting of Allocated Revenues under the Mutual Claim Settlement Procedure, which shall be designated to pay the amount of AR$195.0 million plus interest at a 2% annual rate, owed to the Argentine Government according to the provisions set forth in the Final Memorandum of Agreement. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” In turn, such funds shall be used in connection with infrastructure projects at airports of the Argentine National Airport System not operated by us;
●	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,” consisting of the assignment in trust of 11.25% of AA2000’s total revenues, 70.0% of which is to be contributed to finance infrastructure airport works and to improve the services provided in airports of the Argentine National Airport System and 30.0% of which is to be contributed directly to ANSES;
●	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” consisting of the assignment in trust of 2.5% of AA2000’s total revenues derived from services under the AA2000 Concession Agreement, which shall be designated to finance works included in each five-year investment plan;
●	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” consisting of the assignment in trust of 100% of the amounts deriving from specific charges and tariff increases that may be set in the future, net of collection expenses, which shall be designated to finance airport infrastructure works as it shall be detailed in the regulations under which such specific tariff and charges are created. Pursuant to Resolutions No. 118/12, as amended, and 45/14, the ORSNA created two specific trust funds: (a) “Trust Fund for Works of 2012 Project” and (b) “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” Under these trusts, after giving effect to the Specific Allocation of Revenue detailed above, we must assign: (1) 100% of the difference between the increase of the passenger use fee approved by the ORSNA for the 2011–2012 period, in comparison with the fees in effect as of 2010, for the “Trust Fund for Works of 2012 Project,” until we finished the works under 2012 investment plan or the expiration of a 30-year period, whichever occurs first; and (2) 10.72% of the passenger use fees approved by the ORSNA for the 2011–2012 revision period, for the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” (which include works that were not previously specified in the AA2000 Concession Agreement, nor in the Final Memorandum of Agreement), until the expiration of the concession or the expiration of a 30-year period, whichever occurs first. The Company transferred all funds to the “Trust Fund for Works of 2012 Project” required to complete the works of the 2012 investment plan. As of December 2018, the Company ceased the transfer of funds to such trust under the understanding that the works corresponding to the underlying investment plan were completed.

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

In October 2020, AA2000 executed an agreement with the ORSNA in order to refinance the outstanding contributions corresponding to (i) the Specific Assignment of Revenue for the period March 2020 through October 2020; (ii) the “Trust Fund for Works of 2012 Project” for the period December 2019 through October 2020; and (iii) the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” for the period March 2020 through October 2020.  According to the agreement, the refinanced amounts would be payable in 12 equal monthly installments as from October 2021 and accrue an interest at BADLAR rate. In September 2021, the ORSNA deferred the beginning of the payment of the installments form October 2021 to December 2022.

The Development Trust provides that we may pay the amounts in cash payable to the Development Trust through the assignment of credits owed to us originated in aeronautical services and/or commercial services within the AA2000 Concession Agreement, subject to the ORSNA’s prior authorization. In light of this, in February 2021, AA2000 requested authorization to the ORSNA to implement the agreement reached with Aerolíneas Argentinas under which AA2000 will assign to the Development Trust the credit against Aerolíneas Argentinas and Austral Líneas Aéreas for the aggregate amount of AR$120 million and U.S.$36 million corresponding to the debt owed by these companies as of March 31, 2020 (the “Assignment of Aerolíneas Argentinas Credit”). The amounts assigned to the Development Trust will be allocated to cancel (i) the 2020 Specific Allocation of Revenue outstanding as of November 2020; and (ii) the amounts owed by AA2000 under the “Trust Fund for Works of 2012 Project” and the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” The Assignment of Aerolíneas Argentinas Credit was approved by the ORSNA and is currently under review by the Ministry of Transportation.

Other airports we operate in Argentina

In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport, and the Bahía Blanca Hondo Airport.

In 2001, the Government of the Province of Neuquén together with the ORSNA awarded to us the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which is set to expire in 2021. Likewise, in 2008 the Municipality of Bahia Blanca together with the ORSNA awarded to us the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire in 2033. Both concession agreements provide the possibility of extension upon approval.

The Neuquén Airport and the Bahía Blanca Airport and the Termas de Rio Hondo Airport are not material to our business.

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

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

●	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.
●	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.
●	In implementation of Law No. 537/1993, Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.
●	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.
●	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the abovementioned Ministerial Decree No. 521/1997, issued the Directive No. 141-T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

●	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.
●	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.
●	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.
●	Directive 96/67/EC on access to the ground handling market at European Union airports and the relative implementation Legislative Decree No. 18/1999, as subsequently amended and supplemented.
●	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.
●	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.
●	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.
●	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.
●	Law No. 77, enacted on July 17, 2020, extended the term under the Italian Concessions Agreements for two additional years.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of February 1, 2021, under the Pisa Concession:

	2021(1)
	(in Euros)
Takeoff/Landing
Landing and take offs (< 25 t)	2.46
Landing and take offs (> 25 t (each subsequent ton))	3.40
Parking (per hour or fraction besides the first two hours)	0.29
Cargo embarking/ Disembarking	0.0249
Check-in desks	1.68
Assets for exclusive use/offices	66.32
Fueling	0.0059
Passengers charges (EU adult)	5.81
Passengers charges (EU child)	2.91
Passengers charges (EXTRA EU, adult)	6.66
Passengers charges (EXTRA EU, child)	3.33
Body Check & Hand Baggage Security	2.27
Hold Baggage Security	0.67
Deicing	0.13
Loading bridge (till 1 hour)	84.59
Loading bridge (after the 1st hour)	169.18
Assets for exclusive use-offices	198.67
Assets for exclusive use – technical operating room	66.32
Assets for exclusive use – airside areas	19.90
PRM	1.10	(2)
(1)	Effective as of February 1, 2021
(2)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2021, TA paid an annual canon equal to €1.0 million under the Pisa Airport Concession Agreement.

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

Guarantees

Under the Pisa Concession Agreement and for the purpose of securing its performance obligations, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of  €2.4 million in guarantees outstanding for both the Pisa Concession and the Florence Concession.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of February 1, 2021, under the Florence Concession Agreement:

	2021(1)
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.48
Landing and takeoff fees (each subsequent ton)	6.01
Aircraft parking (per hour or fraction after first two hours)	0.22
Passengers charges (EU adult)	11.21
Passengers charges (EXTRA EU adult)	13.57
Passengers charges (intra EU flights, child)	5.61
Passengers charges (EXTRA EU, child)	6.79
Cargo embarking/disembarking charges	0.242
Body check and hand baggage security	1.76
Hold baggage security	0.86
PRM	1.66	(2)
Assets for exclusive use – offices	280.03
Assets for exclusive use -technical operating room	56.01
Assets for exclusive use – air side areas	22.40
Assets for exclusive use – offices fueler	270.69
Assets for exclusive use - Technical operating room fueler	54.14
Assets for exclusive use – fueler air side areas	20.54
Assets for exclusive use – self check-in	373.37
Check-in desks	3.11
Deicing	-	(3)
(1)	Effective as of February 1, 2021
(2)	These tariffs are still under review by the Italian Regulatory Transport Authority and, therefore, they are subject to further adjustments
(3)	Will be invoiced based on actual consumption. No fix fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2020, TA paid €0.8 million in annual canon under the Florence Concession Agreement. For the year ended December 31, 2021, TA paid €0.6 million in annual canon under the Florence Concession Agreement.

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

Brazil

Sources of Regulation

The Brazilian Federal Constitution provides that the Brazilian Government shall, directly or by concessions, authorizations or permissions, explore air and space navigation and all airport infrastructures.

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

●	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.
●	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.
●	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress.
●	On October 26, 2017, Federal Law No. 13,449 was published and established the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments.
●	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain an arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.
●	On August 6, 2019, Decree No. 9.957/2019 was published. It regulates the procedure for re-tendering of concession projects, including PPPs in the roads, rail and airport sectors covered by Federal Law No. 13,448/2017.
●	On August 5, 2020, due to the financial impact caused by the COVID-19 pandemic, federal law No. 14,034 was published, amending federal law 13,499, dated October 26, 2017, allowing the deferral on payment of the concession fee.
●	On October 20, 2020, Directive No. 157 of the Ministry of Infrastructure was enacted and established the terms and conditions for the re-profiling of the fixed grant (concession fee) payments due in 2020.

●	On December 3, 2021, Directive No. 139 of the Ministry of Infrastructure was enacted and established the terms and conditions for the re-profiling of the fixed grant (concession fee) payments due in 2021.

Natal Concession Agreement

The concession agreement for the construction, operation and maintenance of the Natal Airport (the “Natal Concession Agreement”) was awarded in August 2011 to ICASGA, and became effective on January 18, 2012. It was the first federal airport concession granted to the private sector. The initial term of the Natal Concession Agreement is for 28 years and can be extended for another five years if necessary, to reestablish economic equilibrium.

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

As of August 24, 2020, the Natal Airport qualifies as an enterprise that meets the requirements to initiate a re-bidding process. On November 20, 2020, ICASGA and ANAC executed an amendment to the Natal Concession Agreement setting forth the rules and proceedings for the re-bidding. Such amendment is effective until August 24, 2022, or when the new operator is awarded the concession under the re-bidding process, whatever comes first. In case the re-bidding remains vacant on or after August 24, 2022, the Brazilian Government could extend the initial term. In case this term is not extended, ICASGA will be responsible for continuing with the operation of the airport.

Brasilia Concession Agreement

The concession agreement for the construction, operation and maintenance of the Brasilia Airport (“Brasilia Concession Agreement”) was awarded in February 2012 to ICAB, and became effective on July 24, 2012. The initial term of the Brasilia Concession Agreement is for 25 years and can be extended for an additional 5 years if necessary, to reestablish economic equilibrium.

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

Concession Fees

Annual Fixed Payment

Under the Natal Concession Agreement, ICASGA is required to pay the Brazilian ANAC an annual fixed payment adjusted based on the base interest rate of the Central Bank of Brazil in the amount R$6.8 million for the years 2020 to 2032, and R$9.7 million for the years 2033 to 2040. Due to the re-bidding process, since 2021 ICASGA has been authorized to defer payment of the concession fee owed to the Brazilian ANAC. Such deferred amounts will be discounted of any amount due to ICASGA upon termination of the concession.

Under the Brasilia Concession Agreement, ICAB is required to pay the Brazilian ANAC an annual fixed payment adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”) in the amount of R$263.6 million for 2017, which has been paid in full with the proceeds of the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement, R$12.9 million for 2018, R$180.0 million for 2019, R$90.0 million for 2020, R$180.0 million for the years 2021 (for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037) through 2031, R$301.4 million for 2032 and R$270.1 million for the years 2033 through 2037, as well as a variable payment, adjusted by IPCA.

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

Monthly Payment

Pursuant to the Brasilia Concession Agreement (as amended), ICAB (amendment N° 02/2018) and ICASGA (amendment N° 06/2018) shall also pay a monthly payment equal to 26.4165% of all airport tariffs received by each company. Due to the re-bidding process, since 2021 ICASGA has been authorized to defer payment of the concession fee owed to the Brazilian ANAC. Such deferred amounts will be discounted of any amount due to ICASGA upon termination of the concession.

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

Tariffs

ICASGA and ICAB are entitled to charge certain tariffs from users and airlines upon use of services, equipment, facilities and installations available at Natal and Brasilia Airports, including:

●	departure passenger charges;
●	connection charges (solely with respect to ICAB);
●	landing fees;
●	aircraft parking fees;
●	cargo fees; and
●	approach and communications fees (solely with respect to ICASGA).

ICASGA and ICAB are prohibited from charging any tariff not provided for in the Brazilian Concession Agreements, or the applicable law and regulation.

The tables below set forth the maximum amounts that we were permitted to collect as of January 21, 2020, under the Brasilia Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	34.33	60.75

Law 14.034/2020, revoked the FNAC fee as of January 1, 2021.

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
11.64	11.64

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
10.74	286,523

Rate of Permanence of the Group I

	Domestic	International
	(R$)	(R$)
Rate of Permanence	Final	Final
Maneuver Patio (PPM)	21,234	57,203
Long Stay Patio (PPE)	0,4507	11,646

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

Guarantees and other Financial Commitments

Performance bond

ICASGA and ICAB are required to provide performance bonds with different amounts for each phase of the Brazilian Concession Agreements, according to the below:

	Amount of the	Amount of the
	Performance Bond	Performance Bond
Event	(in millions of R$)(1)	(in millions of U.S.$)
Natal Concession Agreement
Phase I of the Natal Concession Agreement	65.0	11.6
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract) until January 24, 2018	6.5	1.2
from January 25, 2018 to January 24, 2020	5.8	1.7
from January 25, 2020 to January 24, 2033	6.5	2.0
from January 25, 2033 to January 24, 2040	6.7	2.1
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments

Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7	47.8
After completion of Phase I-B of the Brasilia Concession Agreement or at the termination of the contract until July 23, 2018	133.3	41.0
from July 24, 2018 to July 23, 2019	116.7	51.2
from July 24, 2019 to July 23, 2034	133.3	41.0
from July 24, 2034 to July 24, 2037	139.7	42.9
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement	19.1	5.8
(1)	Due to the re-bidding, process since 2021 ICASGA is no longer required to maintain Performance Bond

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

Uruguay

Sources of Regulation

The following are the main laws and regulations that govern the Uruguayan Concession Agreements:

●	Law No. 14,305 (“Uruguayan Aeronautical Code”) as regulated by the Executive Branch Decree No. 39/977. Title V of the Uruguayan Aeronautical Code sets forth the basic framework regarding airports in Uruguay establishing certain requirements that all airports, depending on their classification, have to comply with.

●	Law No. 9,977 which provides that the Dirección Nacional de Aviación e Infraestructura Aeronáutica of Uruguay (“DINACIA”) an agency of the Defense Ministry, shall be the aeronautical authority having the responsibility of controlling, promoting and managing civil aviation.
●	Executive Branch Decree No. 21/999, which regulates in further detail the responsibilities of DINACIA.
●	Law No. 19,925 which created the National System of International Airports (known as “SINAI,” for its Spanish acronym) for purposes of developing certain airports within the country. This Law granted the Uruguayan Executive Power the authority to modify and supplement existing concessions for the construction, maintenance and exploitation, jointly or separately, of airports within the SINAI.

The following are the main laws and regulations that govern the Amended Carrasco Concession Agreement and the operation of the Carrasco Airport and the Uruguay New Airports:

●	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state owned agency created by Law No. 15,785, to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and on February 6, 2003, Puerta del Sur entered into the Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20-year term, extendable up to 30 more years, by paying an annual concession price or “fee.”
●	Executive Branch Decree No. 376/002, dated September 28, 2002, which includes the Régimen de Gestión Integral, which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.
●	Executive Branch Decree No. 153/003, dated April 24, 2003, Executive Branch Decree No. 192/003, dated May 20, 2003, and Executive Branch Decree No. 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Concession Agreement.
●	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.
●	Executive Branch Decree No. 303/005, dated September 13, 2005, Executive Branch Decree No. 469/007, dated December 3, 2007, Executive Branch Decree No. 491/009, dated October 19, 2009, Executive Branch Decree No. 20/012 dated January 27, 2012, Executive Branch Decree No. 148/2014, dated May 26, 2014, Executive Branch Decree No. 62/015, dated February 18, 2015, Executive Branch Decree No. 232/2017 dated August 28, 2017 and Executive Branch Decree No. 31/2018 dated February 2, 2018, all of which updated the tariffs set forth in the Carrasco Concession Agreement.
●	Executive Branch Decree No. 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”
●	Executive Branch Decree No. 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10 year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay— Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”
●	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.

●	Resolution No. 96006, dated November 30, 2020, issued by the Uruguayan executive power, authorized an amendment of the Carrasco Concession Agreement in order to reduce 50% the canon to be paid by Puerta del Sur during the first semester of 2020 as a consequence of COVID´s impact. On December 19, 2020, the Ministry of Defense and Puerta del Sure entered into such amendment to the Carrasco Concession Agreement to provide for such canon reduction.
●	Resolution No. 218/021, dated November 5, 2021, issued by the Execute Branch, which amended and extended the Carrasco Concession Agreement for an additional 20-year period, from November 2033 to November 2053 and incorporated the Uruguay New Airports located in the cities of Melo (Cerro Largo, Uruguay), Rivera (Rivera, Uruguay), Durazno (Durazno, Uruguay), Carmelo (Colonia, Uruguay), Paysandú (Paysandú, Uruguay) and Salto (Salto, Uruguay) into the scope of the Carrasco Concession Agreement.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport

●	Law No. 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.
●	Resolution No. 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.
●	Resolution No. 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.
●	Resolution No. 1351/2019 issued by the Executive Power dated March 28, 2019, which approved the amendment of the Punta del Este Concession Agreement, extending its term until March 31, 2033. The amended agreement was executed on June 28, 2019.

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

In order to meet the operator expertise requirements under the Carrasco Concession Agreement, upon consent of the Executive Branch, Puerta del Sur entered into an operating agreement with Cedicor, with experience in the management and operations of airports around the world, including in Argentina, Ecuador, Peru, Brazil, Italy and Armenia, to manage the Carrasco Airport. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Airport Operator.”

Amendment to the Carrasco Concession Agreement

On December 18, 2020, the Uruguayan government passed Law No. 19,925 which created the National System of International Airports (known as “SINAI,” for its Spanish acronym) for purposes of developing certain airports within the country. This Law granted the Uruguayan Executive Power the authority to modify and supplement existing concessions for the construction, maintenance and exploitation, jointly or separately, of airports within the SINAI. Under the scope of the SINAI, the Uruguayan Executive Power, through the Ministry of Defense, negotiated with Puerta del Sur the Amended Carrasco Concession Agreement.

The Amended Carrasco Concession Agreement was executed on November 8, 2021 and modified the existing Carrasco Concession Agreement by, among other things, (i) extending the term of the Carrasco Concession Agreement until November 20, 2053, (ii) incorporating into the concession six additional Uruguay New Airports located in Rivera, Salto, Carmelo, Durazno, Melo, Paysandú, and (iii) requiring Puerta del Sur to make capital expenditures in connection with the development of the Uruguay New Airports of US$67 million, in the aggregate, between 2022 and 2028 with respect to the operation of such Uruguay New Airports. Such capital expenditures will need to be completed pursuant to the following investment schedule (“Investment Schedule”), which may be adjusted as a result of force majeure events and certain other particular circumstances: (i) US$13 million during 2022, (ii) US$32 million during 2023, (iii) US$18 million during 2024; and (iv) US$4 million during 2028. Additionally, the scope of works to be performed on the Uruguay New Airports are contemplated in the investment programs (programas de inversion) (“Investment Program”) which include the construction schedule.

Under the Amended Carrasco Concession Agreement, Puerta del Sur will be responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport and the Uruguay New Airports until November 20, 2053.

The terms and conditions under the Amended Carrasco Concession Agreement are substantially the same as those currently in place for the Carrasco Airport except for, within others, the operation of the new airports, the term of the concession, force majeure events, insurance, guarantees and early termination of the SINAI Concession Agreement based on public interest.

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025, the operation of the Uruguay New Airports by Puerta del Sur under the Amended Carrasco Concession Agreement will start progressively once certain conditions are met, including without limitation, the issuance of certain environmental permits.

The Uruguayan government consented to the amendment by Puerta del Sure of its by-laws to reflect the incorporation of the Uruguay New Airports under the Amended Carrasco Concession Agreement.

The Amended Carrasco Concession Agreement does not change the concession fees that Puerta del Sur must pay under the Carrasco Concession Agreement. However, passengers departing from and arriving to the Uruguay New Airports will be taken into account for purposes of determining the fees to be actually paid, which depends on passenger traffic.

Obligations Assumed by Puerta del Sur as Concessionaire

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport, which includes performance of the following activities:

●	using Carrasco Airport facilities and the human and material resources associated with the aeronautical and commercial services regulated under the Carrasco Concession Agreement exclusively for such purposes;
●	taking all necessary measures (other than those under the responsibility of the Uruguayan Government) in order for Carrasco Airport to be included in the following categories of the International Air Transport Association: (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of I.A.T.A;
●	maintaining Carrasco Airport operational 24 hours a day, seven days a week;
●	complying with applicable security measures required by the OACI, a specialized United Nations Agency, as well as other measures required by DINACIA;
●	allowing the Uruguayan Government to comply with its duties under the Carrasco Concession Agreement as the regulator of the Carrasco Airport, including the services relating to air police, police enforcement, customs control, immigration, Interpol, meteorology, veterinary and healthcare;
●	keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24/7, 365 days a year) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances;

●	implementing the necessary measures to ensure freedom of access and nondiscrimination;
●	performing the works required by the Carrasco Concession Agreement. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Construction of a New Passenger Terminal”;
●	reporting to the relevant authorities any breach of the Carrasco Concession Agreement and those which endanger or may endanger the security of Carrasco Airport, and cooperate with any investigations;
●	maintaining the guarantees and insurance policies valid and current in accordance with the terms of the Carrasco Concession Agreement;
●	reporting to DINACIA, the control entity of Carrasco Airport, any facts affecting the regulated airport activities;
●	paying the concession fee;
●	providing to the Unidad de Control all documents and information necessary to verify compliance with the Carrasco Concession Agreement;
●	permitting DINACIA (without any restrictions) to use a limited space at the Carrasco Airport free of charge, and compensating the Uruguayan Government for the provision of transit, flight protection, radio navigation and communications services; and
●	complying with all the obligations contained in the Régimen de Gestión Integral and all those inherent to a “reasonable” or “diligent” business owner.

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

Under the Amended Carrasco Concession Agreement, Puerta del Sur is obliged to construct and operate the Uruguay New Airports in line with the Investment Schedule.

Maintenance and Operation of the Airport Terminal and Uruguay New Airports

Under the Carrasco Concession Agreement, Puerta del Sur is required to take all measures to provide secure, regular, efficient and high-quality services, at the minimum cost to the users of Carrasco Airport and the Uruguay New Airports. Any change in the Carrasco Concession Agreement related to infrastructure, facilities or equipment will require the prior authorization of the Executive Branch.

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

On February 2, 2017, Puerta del Sur replaced SEA as operator and entered into an operating agreement with Cedicor in form and substance in accordance with a draft agreement, which was previously duly approved by the Executive Branch. Under the terms of the operating agreement between Puerta del Sur and Cedicor, Puerta del Sur pays Cedicor an annual fee of 2.5% of Puerta del Sur’s operating income with a minimum of U.S.$500,000 and a maximum of U.S.$2.0 million per calendar year. On January 17, 2022 Puerta del Sur and Cedicor signed an amendment under which Cedicor agreed to also operate the new airports.

The Carrasco Concession Agreement requires that any entity acting as the operator of Carrasco Airport and/or the new airports must be approved by the Executive Branch and must satisfy the following conditions:

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

Landing Fees

		Adjusted Price
	U.S.$	U.S.$

	(U.S.$per ton)
Aircraft weight (tons)(1)
Up to 10 tons	52.8	54.66
10 – 20 tons	269.3	278.76
20 – 30 tons	336.2	347.97
30 – 70 tons	503.5	521.07
70 – 170 tons	711.2	736.04
> 170 tons	968.2	1002.05
(1)	Landing fees increase by 20% for night landing.

Parking Fees

PAD/h(1)
In operative platform	% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0
(1)	PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

		Adjustment	Adjusted
	U.S.$	Index	Price
Connections	20.0	1.03487	21.0
International flights	44.0	1.03487	46.0
Security Tariff	5.76	—	—

Handling Companies fees

				Adjusted	Adjusted
	In		Adjustment	Price	Price
	Transit	Terminal	Index	In Transit	Terminal

	(in U.S.$)
Up to 10 seats	5.2	8.7	1.03487	5.47	9.09
11 – 30 seats	15.86	23.77	1.03487	16.42	24.59
31 – 90 seats	31.68	39.56	1.03487	32.79	40.93
91 – 150 seats	47.55	63.37	1.03487	49.20	65.58
151 – 250 seats	95.06	126.77	1.03487	98.38	131.19
> 251 seats	142.61	158.46	1.03487	147.58	163.98

Load Airplanes

				Adjusted	Adjusted
	In		Adjustment	Price	Price
	Transit	Terminal	Index	In Transit	Terminal

	(in U.S.$)
5,700 kg MTOW	8.80	17.62	1.03487	9.10	18.25
Up to B-737, B-727 (or similar)	63.37	71.36	1.03487	65.58	73.85
B-767, DC-8 (or similar)	79.23	95.09	1.03487	81.99	98.42
DC-10, MD-11, B-747, A-340 (or similar)	106.52	142.64	1.03487	110.23	147.62

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

Passengers from	Passengers to	Coefficient
—	1,500,000	0
1,500,001	1,750,000	0.075
1,750,001	2,000,000	0.155
2,000,001	2,250,000	0.272
2,250,001	2,500,000	0.398
2,500,001	2,750,000	0.538
2,750,001	3,000,000	0.692
3,000,001	-	0.861

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

Fees under the Amended Carrasco Concession Agreement

The Amended Carrasco Concession Agreement does not change the concession fees that Puerta del Sur must pay under the Carrasco Concession Agreement. However, passengers departing from and arriving to the Uruguay New Airports will be taken into account for purposes of determining the fees to be actually paid, which depends on passenger traffic.

The Amended Carrasco Concession Agreement also contemplates the operation and exploitation by Puerta del Sur of free ports and special customs areas (zonas aduaneras primarias) within the area of each of the Uruguay New Airports.

Puerta del Sur Revenue

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is entitled to collect, among others, all aeronautical, commercial and cargo revenue related to services rendered at Carrasco Airport and/or the Uruguay New Airports.

According to Executive Branch Decree No. 376/02, the Concessionaire is entitled to make a request to the Executive Branch of the Uruguayan Government for an annual adjustment of the prices charged at Carrasco Airport and/or the Uruguay New Airports for landing, aircraft parking, passenger use tariffs, cargo, handling and storage of containers. If the requested adjustments are approved by the Uruguayan Executive Branch, the new prices are the maximum that can be charged, but not the fees that Puerta del Sur must necessarily charge. These prices charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the “Anexo F” of the Carrasco Concession Agreement pursuant to the formula described in the Carrasco Concession Agreement. According to the Carrasco Concession Agreement, Puerta del Sur can submit a calculation to the Unidad de Control requesting it to validate proposed adjustments to regulated fees. This allows Puerta del Sur in principle to charge lower prices, except for the boarding fee which is a fixed rate.

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

Other commercial revenues relating to the operation of Carrasco Airport or the Uruguay New Airports and not included above are unregulated and may be fixed by Puerta del Sur without any restriction. However, the Carrasco Concession Agreement requires that the prices for such unregulated services be in line with local market prices, taking into account the quality and kind of services provided. Puerta del Sur must inform the Unidad de Control about the prices that it will charge for such services, and enclose comparative information about similar services in Uruguay and in the region. If the Unidad de Control rejects the proposed prices because they are not in line with local markets, Puerta del Sur would not be able to apply them. Prices are also published on the Puerta del Sur website and at DINACIA’s website.

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

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10-year period that took place in September 2014, Puerta del Sur agreed to the following:

●	Extension Premium: Puerta del Sur agreed to pay to the Uruguayan Government U.S.$20.0 million simultaneously with the execution of the amendment to the Carrasco Concession Agreement, which amount has been already paid in full;
●	Return of Old Passenger Terminal: The old passenger terminal has been detached from the Concession Agreement and was returned to the Defense Ministry; however, Puerta del Sur has assumed the obligation to pay U.S.$3.5 million in order to renovate the old terminal, which were duly paid at the execution of the amendment to the Carrasco Concession Agreement;
●	Waiver of the Payment of Passenger Use Tariffs for Certain Governmental Authorities: Puerta del Sur has agreed to waive the payment of passenger use tariffs for diplomats, members of the Defense Ministry assigned to United Nations peace keeping missions or other international organizations and children under the age of two;
●	Airport Security System: Puerta del Sur agreed to replace Carrasco Airport’s current security system with an integrated security system. The replacement will be initiated once the Executive Branch issues the Decrees imposing the obligation on the airlines to submit the advanced passenger information and passenger name record information to the Ministry of Interior;
●	New Taxiway: Puerta del Sur agreed to build a new taxiway before the termination date of the Carrasco Concession Agreement, or earlier, if required by the OACI regulations based on Carrasco Airport traffic statistics; currently the airport does not have sufficient traffic to require the construction of the taxiway, and Puerta del Sur expects to build the taxiway in the final years of the Carrasco Concession Agreement; and
●	Change of Control of Puerta del Sur: In general terms, a change of control of Puerta del Sur is not subject to approval by the Uruguayan Government, nor would it require any type of permit or authorization. However, under the terms of the amendment to the Carrasco Concession Agreement, it was agreed that if the shares of Puerta del Sur are sold within 36 months after the execution of the amendment (August 6, 2014), Puerta del Sur will be required to pay to the Uruguayan Government 50% of the benefit resulting from the sale, which is defined as the total consideration to be obtained from the sale minus investment costs. As of the date of this annual report, such 36-months term has expired, therefore, the payment requirement upon sale of shares of Puerta del Sur is no longer enforceable. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.
●	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Additional Fees” above.

Additional Obligations assumed by Puerta del Sur as Concessionaire under the Amended Carrasco Concession Agreement

Puerta del Sur has agreed to the following obligations with respect to the Uruguay New Airports:

●	make capital expenditures in an amount equal to US$67.0 million in the aggregate between 2022 and 2028, in accordance with the investment schedule, with respect to the operation of such Uruguay New Airports;
●	developing, managing, exploiting, operating and maintaining the Uruguay New Airports until November 20, 2053;
●	extend insurance coverage for the Uruguay New Airports; and
●	provide the performance guarantees explained above.

Master plan

The master plan is to be prepared considering projections of passengers and cargo traffic growth and it does not need to include investment projections. The last master plan for Carrasco Airport was prepared in connection with the extension of the Carrasco Concession Agreement’s term, covered the period 2011-2033 and was approved by Decree 229/14. Every year, Puerta del Sur has to corroborate the projections made for the past year and with that information be able to update the master plan every five years. Under the Resolution No. 218/021 of the Executive Branch and the amendment agreement signed on November 8, 2021 Puerta del Sur is going to invest an aggregate of US$67 million in the new airports.

Guarantees

Under the Carrasco Concession Agreement, Puerta del Sur is required to provide the following guarantees:

●	A guarantee securing the completion of the construction works of the new terminal. A U.S.$1.5 million completion guarantee is in place concerning Group 1 and 2 works.
●	A performance guarantee for U.S.$7.6 million. This guarantee will be returned six months after the expiration of the Concession Agreement.
●	Guarantees securing the completion of each group of construction works related to the Uruguay New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.

We have obtained a surety bond with a local financial institution to support our guarantee obligations under the Carrasco Concession Agreement.

Insurance

Upon execution of the Amended Carrasco Concession Agreement and takeover of the Uruguay New Airports, the existing insurance coverage under the Carrasco Concession Agreement must be extended to cover the Uruguay New Airports.

Termination

The Amended Carrasco Concession Agreement by its terms will be terminated on November 20, 2053.

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

Replacement of PdS as party to the Carrasco Concession Agreement by the Uruguayan government

The Amended Carrasco Concession Agreement revises the provisions under the Carrasco Concession Agreement with respect to the right of the Uruguayan government to terminate the concession for public interest. Under the current terms of the Carrasco Concession Agreement, before the Amended Carrasco Concession Agreement entered into effectiveness, the Defense Ministry could replace Puerta del Sur as party to the Carrasco Concession Agreement (prior approval from the Uruguayan executive power) due to reasons based on “public interest” that require the Concession Agreement to be terminated.

Upon replacement of Puerta del Sur as party to the Carrasco Concession Agreement, Puerta del Sur shall be entitled to receive a termination payment calculated as follows:

●	the performance guarantee posted under the Carrasco Concession Agreement, plus
●	the value of all investments made in construction, reparation of buildings made in accordance with the Carrasco Concession Agreement, less accumulated depreciation, plus
●	a portion of the amount paid in the auction in August 2003 (US$34.0 million) to purchase shares of Puerta del Sur.

Upon execution of the Amended Carrasco Concession Agreement, the Uruguayan Ministry of Defense will still have the right, with prior authorization from the Uruguayan executive power, to terminate the Carrasco Concession Agreement due to reasons based on “public interest” but the indemnification amount to be paid shall be modified both in relation to the Uruguay New Airports and in relation to the Carrasco International Airport, in accordance with the following:

The early termination may be done either: (i) with respect to the Carrasco Airport and the Uruguay New Airports (“Full Termination”), or (i) with respect to one or more of the Uruguay New Airports only (“Partial Termination”).

Upon a Full Termination, Puerta del Sur will be entitled to receive a termination payment calculated as follows:

●	the value of all investments made in construction, works and repairs of buildings at the Carrasco International Airport made in accordance with the Carrasco Concession Agreement, less accumulated depreciation as of the financial year in which the termination occurs, plus
●	the adjusted amount of US$34 million, paid in the public auction in August 2003 to purchase the shares of Puerta del Sur, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2023, plus
●	the adjusted amount of US$23.5 million paid in cash by Puerta del Sur in 2014 in connection with and exchange for the 10-year extension of the Carrasco Concession Agreement from 2023 to 2033, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2033, plus

●	the value of all investments made in the Uruguay New Airports up to the date of the early termination, adjusted by the parametric formula outlined in the Amended Carrasco Concession Agreement and, as from January 1, 2034, also adjusted by the accumulated depreciation as of the financial year-end in which the early termination occurs using the linear method (until the end of the Carrasco Concession Agreement term in 2053), plus
●	the accumulated value of the expenses incurred (net of operating income from the Uruguay New Airports) incurred to operate and maintain the Uruguay New Airports from the Amended Carrasco Concession Agreement effective date until, and including, December 31, 2033, adjusted by the fixed formula outlined in the Amended Carrasco Concession Agreement. Staring January 1, 2034, the value will be reduced by a cumulative 5% until the year in which the early termination occurs. If there is a Full Termination on or after January 1, 2034, then there will be no compensation for the expenses incurred to operate and maintain the Uruguay New Airports as from January 1, 2034.

Furthermore, the performance guarantee posted under the Amended Carrasco Concession Agreement would be returned to Puerta del Sur.

Upon a Partial Termination, Puerta del Sur will not be entitled to receive a termination payment. If upon the occurrence of a Partial Termination, there are mandatory investments remaining in relation to the New Airport(s) being terminated then, with prior authorization of the Uruguayan executive power, Puerta del Sur will need to invest such outstanding investments in connection with the terminated Uruguay New Airports in the other still remaining Uruguay New Airports under the Amended Carrasco Concession Agreement.

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

Force Majeure

Pursuant to the Amended Carrasco Concession Agreement, in an event of force majeure (e.g., strikes, pandemics, earthquakes, floods, terrorism, acts of the authorities, changes in law, borders closure, exceptional restrictions to air traffic, among others), none of the parties would be deemed in breach of the Amended Carrasco Concession Agreement, in regards to the obligation to make capital expenditures in accordance with the Investment Schedule and the obligations of construction works in accordance with the Investment Program.

The party affected by force majeure must notify the other party and will have a period of time equal to the period during which the force majeure continues (up to 90 days) to remediate the situation. If after such period, remediation is not possible or there continues to be a force majeure situation, the parties will negotiate, within 60 days, adjustments to the Investment Schedule or Investment Program.  If the parties do not reach an agreement within such 60-day period, then neither party may terminate the Amended Carrasco Concession Agreement but they can request a technical arbitration to decide on the remediation to the Investment Program and the Investment Schedule, to the extent applicable.

Except for regulating force majeure events affecting the Investment Schedule and the Investment Program, the Amended Carrasco Concession Agreement does not modify the effect of force majeure on the destruction of the terminal, which shall continue to be those described in “Termination - Termination Upon Terminal Destruction.

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. In 2019, an amendment to such concession was executed, pursuant to which CAISA committed to undertake investments in an amount of approximately U.S.$35.0 million. As of December 31, 2020, U.S.$12.5 million of these commitment had already been invested. The Punta del Este Airport is not material to our business.

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

●	Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.
●	Law No. HO-329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry out certain types of activities set forth in the Armenian Concession Agreement, including pharmacy and sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO-329 nor in the Armenian Concession Agreement.
●	Resolution No. 693-A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, who then incorporated AIA.
●	Resolution No. 2004-A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a subconcession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.
●	Addendum No. 1 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 1 are fully complied with and terminated.

●	Resolution No. 1296-N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.
●	Armenian Aviation Law No. HO-81-N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.
●	Resolution No. 965-N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.
●	Resolution No. 588-A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.
●	Resolution No. 1532-N, dated December 27, 2018, pursuant to which the Armenian Government approved the master plan for 2018-2022 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392-N, dated April 10, 2003, the Master Plan for 2008-2012 by the Government Resolution No. 1559-N dated December 25, 2008, and the Master Plan for 2013-2017 by the Government Resolution 1495-N, dated December 26, 2013.
●	Territorial Administration and Infrastructure Minister’s Order No. 37-L, dated 10 June 2020 “On Approval the Charter of Civil Aviation Committee (CAC),” which defines the authority of the CAC.

Governmental Authorities

Role of CAC

In the Republic of Armenia, the aviation policy (except military) is developed and implemented by relevant ministry (Ministry of Territorial Administration and Infrastructure) The state administrative body subordinated to the ministry is the civil aviation committee (“CAC”) in the field of air transport regulation, civil aviation and non-military state aviation activities, air traffic service, aviation security, flight safety, as well as safety and security regulation of aviation ground means and provided services, oversight of aviation services and aviation infrastructures existing in the Republic of Armenia.

Order No. 37-L dated 10 June 2020 and the Armenian Aviation Law (the “Armenian Aviation Law”) regulate CAC’s organization, powers and duties. CAC’s duties include, among others, oversight compliance with applicable regulation, develop new regulation in the air transportation industry, grants licenses and permits, etc.

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

The Armenian Concession Agreement was further amended by the following addenda executed by and between the Armenian Government and AIA.

●	Addendum No. 1, executed on February 21, 2003, under which the Armenian Government and the Concession Manager agreed to certain mechanisms regarding the registration of property rights of the Concession Manager for real property in Zvartnots Airport;
●	Addendum No. 2, executed on October 19, 2006, under which, commencing on January 1, 2007, AIA undertook to provide rescue and firefighting services and facilities in accordance with the standards of Annex 14, Chapter 9 of the ICAO (Emergency and Other Issues), as well as ICAO related manuals and applicable Armenian laws;
●	Addendum No. 3, executed on November 16, 2007, under which the Armenian Government expanded the concession of Zvartnots Airport granted to AIA to include the concession of the Shirak Airport, which gave AIA the right to engage in certain types of aviation and non-aviation activities. As such, the terms of the Armenian Concession Agreement are also applicable to the Shirak Airport concession;
●	Addendum No. 4, executed on June 10, 2010, under which AIA agreed to terminate its rights under the Armenian Concession Agreement over certain real property operated by “Hayaeronavigatsia” CJSC, the local air traffic navigation company, at the Zvartnots Airport, including the land occupied by the newly built Air Traffic Control Tower building. As such, AIA no longer has the right to dispose of and use these real property units, even for purposes of rendering the services under the Armenian Concession Agreement.
●	In December 2020, 100% of the share capital of AIA was transferred from American International Airports LLC to the Company pursuant to a Share Transfer Agreement duly registered in Armenia. As a consequence of this transfer, American International Airports LLC no longer holds any interest in AIA nor in any other Armenian entity.

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

Master Plan

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. With recent change of GDCA status, further master plans will be presented to the approval of Ministry of Territorial Administration and Infrastructure. Each master development plan includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the succeeding five-year period. Once approved by the government, which requires approval by the Prime Minister, these commitments become binding obligations under the terms of the respective concession. Since 2003, the Armenian government has approved our master development plan for the Armenian Concession Agreement as periodically revised

The Master Plan describes the works to be executed for each five-year period during the term of the Armenian Concession Agreement, including the corresponding preliminary estimates of investment amounts, and also sets forth the guidelines for the works and operations related to improvement and maintenance of the airports during the remaining part of the term.

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

Landing Charge

Landing Charge for Passenger Aircraft is €5,80 per Metric Ton or fraction.

●	Night Landing Additional Charge for Passenger Aircraft: 20% (twenty per cent) of the amount of the Landing Charge, calculated as described above in 1.01.01, will be added to each Passenger Aircraft landing occurred during nighttime (from 21:00 to 07:00).
●	Special Flight Radio AID Control Landing Charge
●	Special Flight Radio AID Control Landing Charge is free of charge.

Take-Off Charges

Charges are imposed based on the maximum certified aircraft take-off weight.

Passenger aircraft Take-Off Charge

●	Take-Off Charge Passenger Aircraft is €5.80 per Metric Ton or fraction.
●	Night Take-Off Additional Charge Passenger Aircraft: 20% (twenty per cent) of the amount of the Take-Off Charge, calculated as described above in 2.01.01, will be added to each passenger aircraft take-off occurred during nighttime (from 21:00 to 07:00).

Other services

Every special announcement done by the airport for the airline will be charged in the amount of €15 per each announcement/flight.

Manifest of Departing Passengers printed and/or prepared by the Airport will be charged €0,15 per each departing checked-in passenger.

Use of Airport Departure Control System will be charged EUR1.50 per each departing checked-in passenger.

Use of Apron Access to all aircraft types will be charged according to the take-off weight of the aircraft, as follows:

●	Aircraft weight <= 50 Tons will be charged €13,15 per each flight.
●	Aircraft weight 50-100 Tons inclusive will be charged €30,42 per each flight.
●	Aircraft weight 100-200 Tons inclusive will be charged €60,34 per each flight.
●	Aircraft weight 200-300 Tons inclusive will be charged €101,27 per each flight.
●	Aircraft weight >300 Tons will be charged €187,20 per each flight.
●	Requirement of Airport Supervisor assistance will be charged €22 per each person per each hour or fraction
●	Requirement of Airport Technician assistance will be charged €18 per each person per each hour or fraction.
●	Requirement of Airport Personnel assistance will be charged €12 per each person per each hour or fraction.

Use of Airport Local Departure Control System will be charged €1.10 per each departing checked-in passenger.

Take-Off Special Flight Radio AID Control

Special Flight Radio AID Control Take-Off Charge is free of charge.

Aircraft Parking Charge

Parking Charge for Passenger Aircraft

Passenger aircraft parking charge after the parking time free of charge is finished for airlines based at Zvartnots International Airport is €0.20 per ton, per hour or their fractions.

Passenger Aircraft Parking Charge for Other regular Airlines non based at Zvartnots International Airport, for all aircraft types:

●	Passenger aircraft parking time free of charge for non-based regular airlines is 2 (two) hours and 30 (thirty) minutes
●	Passenger aircraft parking charge after the parking time free of charge is finished for non-based regular airlines is €0,35 per ton, per hour or their fractions
●	Passenger aircraft parking charge after the parking time free of charge is finished for parking locations equipped with loading bridges is €360 per ton, per hour or their fractions.

Parking Charge for General Aviation and Charter Flight’s Aircraft

General aviation and charter flight’s aircraft Parking Charge for airline based at Zvartnots International Airport for all aircraft types:

●	General aviation and charter flight’s aircraft parking time free of charge for airline based at Zvartnots International Airport is 2 (two) hours and 30 (thirty) minutes.
●	General aviation and charter flight’s aircraft parking charge after the parking time free of charge is finished for airline based at Zvartnots International Airport is €0,50 per ton, per hour or their fractions.

General aviation and charter flight’s aircraft Parking Charge for other airlines, for all aircrafts types:

●	General aviation and charter flight’s aircraft parking time free of charge for non based airline is 2 (two) hours and 30 (thirty) minutes.
●	General aviation and charter flight’s aircraft parking charge after the parking time free of charge is finished for non-based airline is €0,60 per ton, per hour or their fractions.

Passenger aircraft parking charge after the parking time free of charge is finished for Private Jets is 0,10 per ton, per hour or their fractions.

Non-Commercial Aircraft performing Cargo Humanitarian Flight for goods Parking Charge:

●	Non-commercial aircraft performing cargo humanitarian flight parking time free of charge is 6 (six) hours.
●	Non-commercial aircraft performing cargo humanitarian flight parking charge after the parking time free of charge is finished is €0,20 per ton, per hour or their fractions.

Parking Other Republics President aircraft on President Flight

Other Republics President aircraft on President Flight parking time free of charge is 2 (two) hours and 30 (thirty) minutes

●	Other Republics President aircraft on President Flight parking charge after the parking time free of charge is finished is €0,20 per ton, per hour or their fractions.
●	Maximum Other Republic President aircraft on President Flight Parking Charge after the parking time free of charge is finished is €50 per each tranche of 48 (forty-eight) hours of parking or fraction.

Official Foreign Government Flight parking

●	Official Foreign Government Flight parking time free of charge is 2 hours and 30 minutes.
●	Official Foreign Government Flight parking charge after the free parking time is expired is €0,20 per ton per hour or fraction.
●	Maximum Official Foreign Government Flight parking charge after the parking time free of charge is finished is €120 (One Hundred Twenty) per each tranche of 48 (forty-eight) hours of parking or fraction.

Parking Special Flight Radio AID Control

Special Flight Radio AID Control parking charge is free of charge.

Passenger Tariff

Passenger Handling Airport Tariff

●	Per each departing passenger €23 is charged as Passenger Handling Airport Tariff. (Starting from 1 April 2022- Per each departing passenger €25 shall be charged as Passenger Handling Airport Tariff)
●	Per each transit passenger €8 is charged as Passenger Handling Airport Tariff.
●	Per each departing infant under two years old No Passenger Handling Airport Tariff is charged.
●	Per each departing infant under two years old traveling with a separate seat 50% (fifty per cent) of the Passenger Handling Airport Tariff is charged.
●	Per each transit infant passenger under two years old No Passenger Handling Airport Tariff is charged.
●	Per each transit infant under two years old, traveling with a separate seat 50% (fifty per cent) of the Passenger Handling Airport Tariff is charged

Departing Child

●	Per each departing child from 2 (two) years old up to 12 (twelve) years old inclusive, 50% (fifty per cent) of the Passenger Handling Airport Tariff is charged.
●	Per each transit child passenger from 2 (two) years old up to 12 (twelve) years old inclusive, 50% (fifty per cent) of the Passenger Handling Airport Tariff is charged.

Security Charge

Security service

Airport Security Charge is €2 per each departing passenger

Departing Infant

●	Per each departing infant under two years old No Airport Security Charge is charged.
●	Per each departing infant under two years old traveling with a separate seat Airport Security Charge is €2
●	Per each transit infant under two years old No Airport Security Charge is charged
●	Per each transit infant under two years old traveling with a separate seat 50% (fifty per cent) of the Airport Security Charge is charged

Transit Passenger

Per each transit passenger 50% (fifty per cent) of the Airport Security Charge is charged.

Loading Bridge Use Charge

●	Loading Bridge Use Charge is €80 .
●	Loading Bridge Use Charge on Arrival of the flight only is €40 .

●	Loading Bridge Use Charge on Departure of the flight only is €40 .

Note

Use of loading bridge at gates equipped with loading gates is mandatory.

Excess Luggage Charges

●	Per each Ton of excess luggage the airline will be charged €100 .

Centralized Power Supply Service Charges

The supply of centralized power will be charged per hour or fraction, according the following tariffs Aircraft weight

Metric Tons	Charge per hour
● 7.01.01. <= 50	€32
● 7.01.02. 50 – 100 inclusive	€45
● 7.01.03. 100 – 200 inclusive	€54
● 7.01.04. 200 – 300 inclusive	€63
● 7.01.05. > 300	€72

Use of alternative type of power supply (diesel, etc.) in parking lots with centralized power supply is prohibited.

Aircraft Special Security

●	Aircraft special security can be carried out if there is a special request of the air carrier
●	Airport Special Security Charge is 2% (two per cent) of applicable Landing Charge, per each hour of parking or fraction.

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

Ecuador

Sources of Regulation

The Guayaquil Concession Agreement was executed on February 27, 2004, by and among TAGSA, AAG and the Municipality of Guayaquil. The Guayaquil Concession Agreement has been amended eight times since the date of execution, the most significant of which relates to the unification of terminals and the use of other sites within the Guayaquil Airport, for commercial uses, the expansion of the terminals and the re-establishment of the economical equilibrium of the Guayaquil Concession Agreement and the increase in investment for new works as well as the increase in the contribution of regulated revenues from 50,25% to 55,25% as a consequence of the concession extension until July 27, 2029. Nevertheless, as a consequence of the Eighth Amendment to the Concession Agreement and the economic equilibrium reestablishment conducted in 2020, the contribution of regulated revenues decreased to 53.66%, and in 2022 will decrease to 50.25%, until the economic equilibrium of the Guayaquil Concession Agreement is reestablished. Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of U.S.$524,600 in the administrative service fee, paid semiannually, as of February 2019.

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

The Guayaquil Concession Agreement

The concession of the Guayaquil Airport included three construction phases, each of which has been completed to the satisfaction of the Airport Authority of Guayaquil (“AAG”). The initial phase included complete re-asphalting (recapeo) of the runway and the construction of a new passenger terminal, terminal platform, taxiway and control tower, while the intermediate phase applied to the cargo terminal. The final phase included works and investments related mainly to commercial buildings, as well as the general aviation platform. In addition, the Guayaquil Concession Agreement includes an obligation on TAGSA to expand the national terminal and TAGSA is in the process of executing new works and investments that are expected to be completed by 2024 for a total amount of U.S.$32.2 million.

Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for transforming, operating and administrating the Guayaquil Airport, which includes the performance of the following activities:

●	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;
●	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;
●	design and construction of the works and investment specified in the Guayaquil Concession Agreement and its amendments during the initial, intermediate and final phases;
●	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA; and
●	TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the Covid-19 pandemic and its effects through time. With this Agreement, TAGSA was compensated for the losses, agreed with AAG, produced from March 17, 2020, to December 31, 2020, through a two-year extension of the term, ending July 31, 2031; and the reduction of the contribution of regulated revenues to 53,66%. From 2022 a new economic-financial equilibrium reestablishment will be required to compensate the effects of Covid - 19 pandemic in 2021. The economic-financial equilibrium was fixed in a formula that considers revenues and expenses of 2019.

Concession Fees

Pursuant to the terms of the Guayaquil Concession Agreement, TAGSA is required to pay an annual concession amount to a trust (“Trust”) which amounts to 53.66% of the aggregate gross revenue received by TAGSA from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport for 2021, and as from 2022, the contribution will decrease to 50.25% until the economic-financial equilibrium is fully reestablished.

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of January 2022, under the Guayaquil Concession Agreement:

2022(1)
(In U.S.$)
INTERNATIONAL - Commercial and Charters
Landing
< 50 tons	17,68
50 to 100 tons	18,45
> 100 to 150 tons	19,22
> 150 tons	20,00
Illumination
< 50 tons	4,77
50 to 100 tons	4,98
> 100 to 150 tons	5,19
> 150 tons	5,39
Parking(2)
< 50 tons	2,44
50 to 100 tons	2,54
> 100 to 150 tons	2,64
> 150 tons	2,75
Passenger
Departure	29.82
Security	5.63
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	69.35
Use of bridge for every 15 minutes or fraction	11.65

DOMESTIC - Commercial, Charter, Private and Cargo
Landing
25 to 50 tons	1.15
51 to 100 tons	1.24
> 100 to 150 tons	1.31
> 150 tons	1.37
Illumination
25 to 50 tons	0.49
> 50 to 100 tons	0.52
> 100 to 150 tons	0.53
> 150 tons	0.55
Parking(3) (4)
25 to 50 tons	0.22
> 50 to 100 tons	0.23
> 100 to 150 tons	0.24
> 150 tons	0.24
Passengers
Departure	5.63
Security	5.97
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	34.80
Use of bridge for every 15 minutes or fraction	10.44
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	149.06
> 6 to 12 tons	745.26
> 12 to 18 tons	1,117.92
> 18 to 25 tons	1,669.39
(1)	Maximum take-off weight in tons.

(2)	The international parking fee will be charged for 3-hour fractions or fractional periods thereafter.
(3)	The domestic parking fee will be charged for 4-hour fractions or fractional periods thereafter.
(4)	Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).
(5)	The annual fee includes landing, illumination and parking. The fees apply on Ecuadorian civil aircrafts which maximum take-off weight is up to 25 tons.

Master Plan

Under the terms our Guayaquil Concession Agreement, the concessionaire is not required to present a master development program.

On December 12, 2007, TAGSA and AAG entered into Addendum No. 03 to the Guayaquil Concession Agreement, which established new additional works in the amount of U.S.$18.5 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2021, works for the amount of U.S.$0.8 million are expected to be completed.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new additional works for an amount of U.S.$32.2 million to be completed by TAGSA prior to the end of the concession’s term which was extended to 2029. As of December 31, 2021, U.S.$8.0 million remain pending.

Guarantee and Performance Bonds

Under the terms of the Guayaquil Concession Agreement, we are required to maintain a performance bond in the amount of U.S.$3.0 million as security for the timely fulfillment of all of our obligations under the Concession Agreement.

In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the fees that are payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$4.0 million.

Term and Termination

The new term of the Guayaquil Concession Agreement is 27 years and five months, expiring on July 27, 2031. The Guayaquil Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

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

Fees

The Galapagos Concession Agreement sets forth the tariffs for the fees and services provided by ECOGAL in the Galapagos Airport; such tariffs are approved by the National Civil Aviation Council. The following table sets forth the current tariff rates:

Tariff	(in U.S.$)
Ecological tariff (by departing passengers)	5,70
Tariff for terminal use (by departing passengers)	24,69
Security tariff (by departing passengers)	3,31
Tariff for cash fire and rescue (by departing passengers)	3,78
Landing tariff 50 – 100 tons (in tons)	0,88

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., an insurance company in Ecuador, and is in force until April 13, 2022. This bond will be renewed annually.

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

C.ORGANIZATIONAL STRUCTURE

Corporación América International S.à r.l., a private limited liability company (société à responsabilité limitée) also incorporated in Luxembourg (“CAI”) holds the 100% of the Majority Shareholder. The Majority Shareholder currently controls 80.53% of our common shares.

CAI is wholly-owned by SCF, a foundation created under the laws of Liechtenstein, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

Most of our operating subsidiaries have non-controlling interests, some of which are significant.

The following diagram reflects a simplified summary of our organizational structure as of April 1, 2022:

ITEM 4A.UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Audited Consolidated Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report

A.Operating Results

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

From 2020 to 2021, air traffic increased 41.5% in terms of number of passengers, increased 40.9% in terms of aircraft movements and increased 26.6% in terms of cargo volume handled. From 2019 to 2020, air traffic decreased 70% in terms of number of passengers, decreased 58.9% in terms of aircraft movements and decreased 39.8% in terms of cargo volume handled.

Passenger traffic level and air traffic operations have already been affected in 2020 and 2021, and for so long as the health crisis and the virus impact continues, by the outbreak of the COVID-19 virus and the measures that governments are taking to combat it. For example, the results of operations of our airports have been adversely affected by the number of flights that have been canceled due to the virus and closure of borders in all countries in which we operate. As of the date of this annual report, most of the markets in which we operate have significantly lifted travel restrictions. See "Item 3 Key Information- Risk Factors—Risks Related to Our Business and Industry— The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels , air traffic operations and in our results of operations, financial position, and cash flows.”

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the Argentine peso, the Brazilian real, the euro, the Uruguayan peso and the Armenian dram against the U.S. dollar; and the Euro against the Armenian dram. See “Item 11 Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

	Closing Exchange Rate			Average Exchange Rate
			% change			% change
			against prior			against prior
	2021	2020	year	2021	2020	year
UYU	44.70	42.34	5.6%	43.57	42.03	3.7%
BRL	5.58	5.20	7.4%	5.40	5.15	4.7%
EUR	1.13	1.23	(7.7)%	1.18	1.14	3.7%
ARS	102.72	84.15	22.1%	95.09	70.57	34.7%
AMD	480.14	522.59	(8.1)%	503.93	489.1	3.0%

Our Capital Investment Plans

Our capital investment plans have been affected by the COVID-19 pandemic, to mitigate the impact of such pandemic, beginning in April 2020, the Company reducing non-mandatory capital investments under its concession agreements and deferred non-prioritized projects. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—COVID-19 Virus Impact.”

Our Segments

We have identified six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia. See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

In December 2021, we transferred our 50% ownership interest in AAP to Andino Investment Holding S.A. See “Business Overview—Our Airports by Country in Which We Operate—Peru.” The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column. AAP was not previously classified as an asset held for sale or as a discontinued operation.

All the financial and operational information provided for our Peruvian segment for the year ended December 31, 2021 includes our financial and results of operation until December 16, 2021, date on which the transfer of our interest in AAP was completed.

Our Associates

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

Certain of the operational information provided below with respect to passenger composition, cargo volume and aircraft movements includes results of AAP (until December 16, 2021) and ECOGAL. Revenue and expense information on a per segment basis for Ecuador includes the results of TAGSA but does not include the results of ECOGAL.

Macroeconomic Conditions

Argentina has historically been subject to inflation. The National Statistic and Census Institute (“INDEC”) reported an inflation increase of 53.8% in 2019, 36.1% in 2020 and 50.9% in 2021. See “Item 3 Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the IAS 29, since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity which functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2 to our Audited Consolidated Financial Statements included elsewhere in this report. See “ Item 3 Key Information- Risk Factors-Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.” As of July 1, 2018, the Argentine peso qualifies as a currency of a hyperinflationary economy, and we were required to apply inflationary adjustments to the financial statements of our Argentine subsidiaries, which could ultimately adversely affect our consolidated financial statements, results of operations and financial condition.

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

Factors Affecting Comparability of Prior Periods

During 2018, mainly during the third and fourth quarters of 2018, Argentina experienced a devaluation of its currency against the U.S. dollar of 102.2%, which exceeded the inflation for the same period which was 47.6%. This factor, compounded with the application of IAS 29 as from January 1, 2018, which changed the mechanism for translating the financial information into U.S. dollars that we have been applying up to December 31, 2017, affected the comparability of the figures reported for the year ended December 31, 2018 with the corresponding period in 2017. While still significantly high, the variation of the devaluation (58.9%) of the Argentine peso vis-à-vis the inflation (53.8%) during 2019, the variation of the devaluation (40.5%) of the Argentine peso vis-à-vis the inflation (36.1%) during 2020, and the variation of the devaluation (22.1)% of the Argentine peso vis-à-vis the inflation (50.9)% during 2021 did not have such an impact in our results of operations as in 2018. Therefore, comparability of the figures reported for the year ended December 31, 2019 with the corresponding period in 2018 was significantly affected.

Following IAS 29 guidance, if the inflation rate is lower than the devaluation rate of the Argentine peso, revenue figures reported in U.S. dollar are less than what they would have been if they had been converted based on the exchange rate in effect as of the relevant invoice date. Due to the application of IAS 29, our results of operations reported in our financial statements for the twelve-month period ended December 31, 2018, were adversely affected. However, application of IAS 29, did not have a material impact in our results of operations reported in our financial statements for the twelve-month period ended December 31, 2021, 2020 and 2019.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. During the years ended December 31, 2021, 2020 and 2019, approximately 63.1%, 57.3% and 56.5%, respectively, of the passengers were domestic passengers, approximately 23.1%, 28.0% and 33.5%, respectively, of our passengers were international passengers, and approximately 13.8%, 14.7% and 9.9%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
		% change		% change		% change
		against prior		against prior		against prior
	2021	year	2020	year	2019(1)	year
Domestic Passengers (in millions)	22.5	56.0%	14.4	(69.6)%	47.6	6.1%
International Passengers (in millions)	8.2	16.5%	7.1	(74.9)%	28.2	0.8%
Transit passengers (in millions)	4.9	33.0%	3.7	(55.7)%	8.4	(7.4)%
Total passengers (in millions)	35.7	41.5%	25.2	(70.0)%	84.2	2.8%
Cargo volumes (in thousands of tons)	323.5	26.6%	255.6	(39.8)%	424.8	3.6%
Total aircraft movements (in thousands)	497.2	40.9%	352.9	(58.9)%	857.9	(2.6)%
(1)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31
			% Change			% Change
			Against			Against
	2021	% of Total	Prior Year	2020	% of Total	Prior Year	2019	% of Total
Argentina
Domestic Passengers (in millions)	10.8	48.1%	72.3%	6.3	43.5%	(77.8)%	28.3	59.5%
International Passengers (in millions)	2.0	24.1%	(40.0)%	3.3	46.8%	(75.6)%	13.6	48.1%
Transit passengers (in millions)	0.5	9.3%	24.7%	0.4	9.9%	(75.6)%	1.5	18.0%
Total passengers (in millions)	13.3	37.2%	33.3%	10.0	39.5%	(77.1)%	43.4	51.6%
Cargo volume (in thousands of tons)	174.4	53.9%	21.2%	143.9	56.3%	(36.9)%	228.0	53.7%
Aircraft movements (in thousands)	227.3	45.7%	46.1%	155.6	44.1%	(65.2)%	447.2	52.1%
Italy
Domestic Passengers (in millions)	1.0	4.3%	46.7%	0.7	4.6%	(63.0)%	1.8	3.8%
International Passengers (in millions)	1.8	22.4%	40.7%	1.3	18.5%	(79.7)%	6.4	22.8%
Transit passengers (in millions)	0.0	0.0%	166.4%	0.0	0.0%	(92.2)%	0.0	0.1%
Total passengers (in millions)	2.8	7.9%	42.7%	2.0	7.8%	(76.0)%	8.2	9.8%
Cargo volume (in thousands of tons)	15.3	4.7%	15.6%	13.3	5.2%	0.5%	13.2	3.1%
Aircraft movements (in thousands)	39.6	8.0%	31.2%	30.2	8.5%	(61.8)%	79.0	9.2%
Brazil
Domestic Passengers (in millions)	7.8	34.6%	39.1%	5.6	38.8%	(51.7)%	11.6	24.4%
International Passengers (in millions)	0.1	1.2%	(50.4)%	0.2	2.8%	(72.1)%	0.7	2.5%
Transit passengers (in millions)	4.4	89.9%	34.4%	3.3	89.0%	(51.3)%	6.8	81.0%
Total passengers (in millions)	12.3	34.5%	35.5%	9.1	36.1%	(52.3)%	19.1	22.6%
Cargo volume (in thousands of tons)	60.0	18.5%	72.2%	34.9	13.6%	(61.8)%	91.2	21.5%
Aircraft movements (in thousands)	117.9	23.7%	31.8%	89.4	25.3%	(44.7)%	161.8	18.9%
Uruguay(1)
Domestic Passengers (in millions)	0.0	0.0%	207.4%	0.0	0.0%	(35.4)%	0.0	0.0%

	For the Year Ended December 31
						% Change
			%Change			Against
		% of	Against Prior		% of	Prior			% of
	2021	Total	Year	2020	Total	Year	2019		Total
International Passengers (in millions)	0.5	5.9%	(20.2)%	0.6	8.6%	(72.0)%	2.2		7.7%
Transit passengers (in millions)	0.0	0.1%	14.3%	0.0	0.1%	(79.4)%	0.0		0.1%
Total passengers (in millions)	0.5	1.4%	(19.9)%	0.6	2.4%	(72.1)%	2.2		2.6%
Cargo volume (in thousands of tons)	30.4	9.4%	5.3%	28.9	11.3%	(0.7)%	29.1	(1)	6.9%
Aircraft movements (in thousands)	17.8	3.6%	36.2%	13.0	3.7%	(56.0)%	29.7		3.5%
Armenia
Domestic Passengers (in millions)	-	-%	-	-	-%	-	-		-%
International Passengers (in millions)	2.4	29.1%	190.5%	0.8	11.7%	(74.1)%	3.2		11.3%
Transit passengers (in millions)	-	-%	-	-	-%	-	-		-%
Total passengers (in millions)	2.4	6.7%	190.5%	0.8	3.3%	(74.1)%	3.2		3.8%
Cargo volume (in thousands of tons)	17.3	5.4%	10.1%	15.7	6.2%	(21.6)%	20.1		4.7%
Aircraft movements (in thousands)	21.3	4.3%	109.3%	10.2	2.9%	(62.9)%	27.4		3.2%
Ecuador(2)
Domestic Passengers (in millions)	1.1	4.7%	51.3%	0.7	4.8%	(69.9)%	2.3		4.9%
International Passengers (in millions)	1.4	17.3%	74.8%	0.8	11.5%	(61.5)%	2.1		7.5%
Transit passengers (in millions)	0.0	0.7%	(5.6)%	0.0	1.1%	(47.3)%	0.1		0.9%
Total passengers (in millions)	2.5	7.0%	62.2%	1.5	6.1%	(65.6)%	4.5		5.3%
Cargo volume (in thousands of tons)	23.0	7.1%	36.5%	16.8	6.6%	(55.7)%	38.0		8.9%
Aircraft movements (in thousands)	55.9	11.2%	34.4%	41.6	11.8%	(49.5)%	82.4		9.6%
Peru(3)
Domestic Passengers (in millions)	1.9	8.3%	56.5%	1.2	8.3%	(66.3)%	3.6		7.5%
International Passengers (in millions)	0.0	0.1%	(10.6)%	0.0	0.1%	(56.6)%	0.0		0.1%
Transit passengers (in millions)	-	-%	-	-	-%	-	-		-%
Total passengers (in millions)	1.9	5.3%	56.0%	1.2	4.8%	(66.3)%	3.6		4.3%
Cargo volume (in thousands of tons)	3.0	0.9%	44.8%	2.1	0.8%	(59.7)%	5.2		1.2%
Aircraft movements (in thousands)	17.5	3.5%	35.4%	12.9	3.7%	(57.6)%	30.5		3.6%
(1)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only
(2)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.
(3)	We have included AAP’s operational data until December 16, 2021, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: aeronautical revenue, commercial revenue, construction service revenue and other revenue. Our consolidated revenue does not include revenue of ECOGAL (Galapagos Airport) operations for the years ended December 31, 2021, 2020 and 2019, as it was accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2021, 2020 and 2019 is summarized below:

	For the Year Ended December 31,
	2021		2020		2019
	(in millions	% of Total	(in millions of	% of Total	(in millions	% of Total
	of U.S.$)	Revenue	U.S.$)	Revenue	of U.S.$)	Revenue
Aeronautical revenue	262.8	37.2%	220.0	36.2%	724.0	46.5%
Non-aeronautical Revenue
Commercial revenue	362.1	51.2%	259.7	42.8%	481.9	30.9%
Construction service revenue	79.8	11.3%	125.8	20.7%	350.3	22.5%
Other Revenue	2.3	0.3%	1.9	0.3%	2.5	0.2%
Total consolidated revenue	706.9	100.0%	607.4	100%	1,558.6	100%

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax expense. Other reportable expenses consist of impairment loss and other operating expenses.

	For the Year Ended December 31,
	2021		2020		2019
	(in millions	% of Total	(in millions of	% of Total	(in millions	% of Total
	of U.S.$)	Expenses	U.S.$)	Expenses	of U.S.$)	Expenses
Cost of services	622.4	66.4%	653.6	62.1%	1,138.4	71.8%
Selling, general and administrative expenses	102.1	10.9%	101.8	9.7%	168.3	10.6%
Financial loss	131.3	14.0%	215.5	20.5%	233.5	14.7%
Inflation adjustment	(6.7)	(0.7)%	26.5	2.5%	25.4	1.6%
Other expense	18.8	2.0%	69.8	6.6%	45.5	2.8%
Income tax	69.1	7.4%	(14.3)	(1.4)%	17.1	1.1%
Total expenses	936.9	100.0%	1,052.9	100%	1,628.3	100%

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

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2021		2020		2019
		% of Change		% of Change		% of Change
	(in millions	against	(in millions	against	(in millions	against
	of U.S.$)	prior year	of U.S.$)	prior year	of U.S.$)	prior year
Aeronautical revenue	262.8	19.5%	220.0	(69.6)%	724.0	1.1%
Non-aeronautical Revenue
Commercial revenue	362.1	39.4%	259.7	(46.1)%	481.9	(5.0)%
Construction service revenue	79.8	(36.6)%	125.8	(64.1)%	350.3	76.5%
Other Revenue	2.3	20.7%	1.9	(23.5)%	2.5	(45.4)%
Total consolidated revenue	706.9	16.4%	607.4	(61.0)%	1,558.6	9.3%
Cost of Services
Concession fees	94.5	24.1%	76.2	(53.5)%	163.9	(4.4)%
Amortization and depreciation	135.1	(22.3)%	174.0	14.1%	152.5	7.5%
Cost of fuel	24.9	90.3%	13.1	(69.9)%	43.5	11.9%
Salaries and social security contributions	141.0	13.3%	124.4	(34.9)%	191.0	(0.0)%
Taxes	2.9	(50.1)%	5.9	(65.4)%	17.0	(4.0)%
Maintenance expenses	83.9	2.2%	82.1	(36.3)%	128.9	(1.6)%
Construction service costs	77.5	(37.8)%	124.4	(64.2)%	348.0	77.2%
Services and fees	44.8	10.8%	40.5	(38.2)%	65.5	11.3%
Provision for maintenance cost	4.7	159.6%	1.8	(17.6)%	2.2	3.9%
Office expenses	5.2	40.1%	3.7	(73.6)%	14.1	22.2%
Others	7.8	3.5%	7.5	(36.2)%	11.8	10.5%
Total Cost of Services	622.4	(4.8)%	653.6	(42.6)%	1,138.4	17.2%
Salaries and Social. Security contributions	21.2	3.9%	20.4	(29.5)%	28.9	(11.0)%
Amortization and depreciation	8.4	(11.6)%	9.5	(4.2)%	9.9	7.7%
Services and fees	30.9	9.7%	28.2	(25.7)%	37.9	(14.1)%
Taxes	24.8	31.1%	18.9	(51.6)%	39.0	(14.4)%
Maintenance expenses	0.9	(21.1)%	1.1	(32.4)%	1.7	(44.6)%
Advertising	0.9	(41.7)%	1.6	(54.0)%	3.4	(28.7)%
Office expenses	1.5	20.7%	1.2	(76.5)%	5.2	(49.2)%
Insurances	2.1	5.9%	2.0	19.2%	1.7	(17.1)%
Charter service	-	(100.0)%	0.1	(83.2)%	0.8	(3.7)%
Bad debts recovery	(8.3)	184.7%	(2.9)	0.7%	(2.9)	8.8%
Bad debts	14.7	(10.2)%	16.4	(51.6)%	33.9	165.7%
Others	5.0	(5.4)%	5.3	(40.6)%	8.9	(12.2)%
Total selling, general and administrative expenses	102.1	0.3%	101.8	(39.5)%	168.3	(2.1)%
Impairment loss	(0.4)	(99.4)%	(62.3)	45.5%	(42.8)	100.0%
Other operating income	42.8	(21.0)%	54.1	213.5%	17.3	(14.6)%
Other operating expense	(18.4)	144.5%	(7.5)	174.3%	(2.7)	(32.2)%
Operating (loss)/ income	6.5	(103.9)%	(163.7)	(173.2)%	223.6	(25.2)%
Share of loss in associates	(0.6)	(62.3)%	(1.7)	17.8%	(1.4)	193.7%
Income/(Loss)before financial results and income tax	5.8	(103.5)%	(165.4)	(174.4)%	222.2	(25.6)%
Financial income	28.1	(21.3)%	35.7	(31.2)%	51.9	(32.0)%
Financial loss	(131.3)	(39.1)%	(215.5)	(7.7)%	(233.5)	(29.5)%
Inflation adjustment	6.7	(125.2)%	(26.5)	4.5%	(25.4)	(30.4)%
(Loss)/Income before income tax	(90.7)	(75.6)%	(371.7)	(2,545.7)%	15.2	112.1%
Income tax	(69.1)	(583.4)%	14.3	(183.6)%	(17.1)	21.1%
Loss for continuing operations	(159.8)	(55.3)%	(357.4)	18,880.4%	(1.9)	(72.9)%
(Loss)/Income from discontinued operations	(21.2)	371.9%	(4.5)	14.1%	(3.9)	7.5%
Loss for the year	(181.0)	(50.0)%	(361.9)	6,118.1%	(5.8)	(45.1)%
Attributable to Owners of the parent	(117.8)	(53.5)%	(253.1)	(2,880.8)%	9.1	27.7%
Non-controlling interest	(63.2)	(41.9)%	(108.8)	629.5%	(14.9)	(15.8)%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31,
	2021		2020		2019
	(in millions	% of Total	(in millions	% of Total	(in millions of	% of Total
	of U.S.$)	Revenue	of U.S.$)	Revenue	U.S.$)	Revenue
Argentina	362.9	51.3%	350.0	57.6%	934.8	60.0%
Italy	70.5	10.0%	58.3	9.6%	145.6	9.3%
Brazil	58.4	8.3%	51.4	8.5%	116.6	7.5%
Uruguay	51.3	7.3%	58.3	9.6%	117.8	7.6%
Armenia	98.4	13.9%	39.4	6.5%	133.5	8.6%
Ecuador(1)	65.2	9.2%	49.7	8.2%	109.6	7.0%
Unallocated	0.3	0.0%	0.2	0.0%	0.7	0.0%
Total consolidated revenue(1)	706.9	100.0%	607.4	100.0%	1,558.6	100.0%
(1)	We account for the results of operations of ECOGAL using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intrasegment adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2021	2020	2019
	(in millions	(in millions	(in millions
	of U.S.$)	of U.S.$)	of U.S.$)
Argentina
Aeronautical revenue	94.9	106.7	387.3
Non-aeronautical Revenue
Commercial revenue	214.5	147.5	239.2
Construction service revenue	53.5	95.8	308.3
Other revenue	-	-	-
Total revenue	362.9	350.0	934.8
Italy
Aeronautical revenue	37.5	29.4	94.7
Non-aeronautical Revenue
Commercial revenue	17.1	16.8	39.1
Construction service revenue	13.7	10.4	9.4
Other revenue	2.2	1.8	2.4
Total revenue	70.5	58.3	145.6
Brazil
Aeronautical revenue	24.1	20.9	56.1
Non-aeronautical Revenue
Commercial revenue	34.3	30.5	60.4
Construction service revenue	-	-	-
Other revenue	-	-	-
Total revenue	58.4	51.4	116.6
Uruguay
Aeronautical revenue	14.6	19.6	62.2
Non-aeronautical Revenue
Commercial revenue	31.4	29.4	49.5
Construction service revenue	5.3	9.3	6.1
Other revenue	0.0	0.1	0.1
Total revenue	51.3	58.3	117.8
Ecuador
Aeronautical revenue	46.5	28.1	71.1
Non-aeronautical Revenue
Commercial revenue	17.9	13.0	23.7
Construction service revenue	0.8	8.6	14.9
Other revenue	-	-	-
Total revenue	65.2	49.7	109.6
Armenia
Aeronautical revenue	45.3	15.3	52.6
Non-aeronautical Revenue
Commercial revenue	46.5	22.4	69.3
Construction service revenue	6.6	1.7	11.6
Other revenue	-	-	0.0
Total revenue	98.4	39.4	133.5
Unallocated
Aeronautical revenue	-	-	-
Non-aeronautical Revenue
Commercial revenue	0.3	0.2	0.8
Construction service revenue	-	-	-
Other revenue	0.0	0.0	(0.0)
Total revenue	0.3	0.2	0.7
Total consolidated revenue for all segments	706.9	607.4	1,558.6

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intrasegments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31,
	2021		2020		2019
	(in millions	% of Total,	(in millions	% of Total,	(in millions	% of Total,
	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)
Argentina	380.2	51.2%	420.9	55.2%	800.1	61.1%
Italy	96.2	13.0%	86.6	11.3%	119.7	9.1%
Brazil	69.8	9.4%	75.5	9.9%	109.2	8.3%
Uruguay	49.1	6.6%	54.1	7.1%	72.6	5.5%
Armenia	68.7	9.2%	49.0	6.4%	95.5	7.3%
Ecuador	54.1	7.3%	52.5	6.9%	86.2	6.6%
Unallocated	24.8	3.3%	24.4	3.2%	26.2	2.0%
Total segment expenses	742.9	100.0%	762.9	100.0%	1,309.5	100.0%
(1)	Excludes income tax, financial loss, impairment loss.

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intrasegments adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2021	2020	2019
	(in millions	(in millions	(in millions
	of U.S.$)	of U.S.$)	of U.S.$)
Argentina
Cost of Services	326.8	380.0	710.9
Selling, General and Administrative Expenses	38.5	38.2	88.2
Other operating expenses	14.9	2.7	1.1
Total Expenses	380.2	420.9	800.1
Italy
Cost of Services	83.2	72.2	104.6
Selling, General and Administrative Expenses	13.1	14.4	15.0
Other operating expenses	-	(0.0)	0.1
Total Expenses	96.2	86.6	119.7
Brazil
Cost of Services	59.2	60.8	96.2
Selling, General and Administrative Expenses	8.4	11.3	12.6
Other operating expenses	2.2	3.3	0.3
Total Expenses	69.8	75.5	109.2
Uruguay
Cost of Services	39.9	44.4	58.2
Selling, General and Administrative Expenses	9.0	9.5	13.9
Other operating expenses	0.2	0.3	0.4
Total Expenses	49.1	54.1	72.6
Ecuador
Cost of Services	44.4	42.8	72.0
Selling, General and Administrative Expenses	9.7	9.3	14.2
Other operating expenses	0.0	0.4	0.1
Total Expenses	54.1	52.5	86.2
Armenia
Cost of Services	56.8	39.5	82.5
Selling, General and Administrative Expenses	11.2	8.6	12.3
Other operating expenses	0.7	0.9	0.7
Total Expenses	68.7	49.0	95.5
Unallocated
Cost of Services	12.1	13.9	14.1
Selling, General and Administrative Expenses	12.2	10.4	12.1
Other operating expenses	0.4	0.0	-
Total Expenses	24.8	24.4	26.2

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenue from Continuing Operations

Our revenue was U.S.$706.9 million for the year ended December 31, 2021, a 16.4% increase from U.S.$607.4 million for the year ended December 31, 2020. This increase in revenue of U.S.$99.6 million was principally due to the increase of U.S.$58.9 million in Armenia and, to a lesser extent, the increase of U.S.$15.4 million in Ecuador, U.S.$12.9 million in Argentina, U.S.$12.2 million in Italy, U.S.$7.1 million in Brazil, partially offset by the decrease of U.S.$7.0 million in Uruguay. The sum of the revenues reported for each of our segments equals the total amount of consolidated revenues as per the statement of income.

Argentina

Revenue from our Argentina segment was U.S.$362.9 million for the year ended December 31, 2021, a 3.7%, or U.S.$12.9 million increase as compared to U.S.$350.0 million for the year ended December 31, 2020. This increase in revenues was mainly the outcome of:

●	a decrease of U.S.$11.8 million, or 11.1%, in aeronautical revenue due to a decrease in international passenger traffic derived from the impact of the COVID-19 pandemic and a decrease in demand for air travel due to government travel restrictions lifted in November 2021 which was partially offset by the increase in tariffs that we charge under the concessions and the increase in domestic passenger traffic;
●	An increase of U.S.$67.0 million, or 45.4%, in commercial revenue due to: (i) increase in warehouse use fees as a result of increase in cargo volumes and increase in tariff, (ii) increase in revenue related to passenger traffic principally in parking facilities, duty free shop, Vip Lounge, among others, (iii) increase in rental of space due to discount granted to customers in 2020, and (iv) offset by a decrease in revenues recorded in local currency, due to the Argentinian Peso’s devaluation against the U.S. dollar; and
●	a decrease of U.S.$42.3 million, or 44.1%, in construction services revenue due to the decrease in capital expenditures primarily for the reduction of capital expenditures in connection with the capital expenditures incurred mostly in 2020 and in a lesser extent, in 2021 for works for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport and remodeling Aeroparque Airport, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditures by Segment—Argentina.”

Italy

Revenue from our Italy segment was U.S.$70.5 million for the year ended December 31, 2021, a 20.8% or U.S.$12.2 million increase as compared to U.S.$58.3 million for the year ended December 31, 2020. This increase in revenue was mainly the result of: (i) an increase of U.S.$8.1 million, or 27.6%, in aeronautical revenue due to an increase in passenger traffic, and (ii) an increase of U.S.$3.3 million, or 31.9%, in construction service revenue mainly due to the increase in capital expenditures associated with the works we performed in flight infrastructure at the Florence Airport and the new baggage handling system both in Pisa and Florence Airports, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Italy.”

Brazil

Revenue from our Brazil segment was U.S.$58.4 million for the year ended December 31, 2021 a 13.7% or U.S.$7.1 million increase as compared to U.S.$51.4 million for the year ended December 31, 2020. This increase was mainly due to an increase of (i) U.S.$3.2 million, or 15.5%, in aeronautical revenue due to an increase in passenger traffic and the increase in tariffs that we charge under the concessions which was partially offset by the depreciation of the Real against the U.S. dollar, and (ii) an increase of U.S.$3.8 million, or 12.5%, in commercial revenue mainly due to the increase in revenues related to passenger traffic mainly associated with food and beverage and VIP lounge, which was partially offset by the depreciation of the Real against the U.S. dollar.

Uruguay

Revenue from our Uruguay segment was U.S.$51.3 million for the year ended December 31, 2021, a 12.0% or U.S.$7.0 million decrease compared to U.S.$58.3 million for the year ended December 31, 2020. This decrease was mainly derived from a decrease of (i) U.S.$5.1 million, or 25.8%, in aeronautical revenue due to a decrease in passenger traffic derived from the impact of the COVID-19 pandemic and government restrictions to air travel lifted in November 2021, and (ii) a decrease of U.S.$4.0 million, or 43.1%, in construction service revenue due to the decrease in capital expenditures primarily due to the mandatory works in Punta del Este Airport incurred in 2020 in connection with the extension of concession, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Uruguay,” which was partially offset by an increase of U.S.$2.1 million, or 7.1% in commercial revenue mainly due to the increase in warehouse use fees as a result of increase in cargo volumes.

Ecuador

Revenue from our Ecuador segment was U.S.$65.2 million for the year ended December 31, 2021, a 31.0% or U.S.$15.4 million increase as compared to U.S.$49.7 million for the year ended December 31, 2020. This increase was mainly due to: an increase of (i) U.S.$18.3 million, or 65.2%, in aeronautical revenue due to an increase in passenger traffic , and (ii) an increase of U.S.$4.9 million, or 38.0%, in commercial revenue mainly due to the increase in revenues related to passenger traffic principally in duty free shop and rental of space, and the increase in walkway services and fuel partially offset by (iii) a decrease of U.S.$7.9 million, or 91.3%, in construction services revenue in connection with decrease in capital expenditures primarily for the capital expenditures incurred in 2020 for works related with Addendum No. 07 in connection with the extension of the Guayaquil Concession Agreement (see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Ecuador”)

Armenia

Revenue from our Armenia segment was U.S.$98.4 million for the year ended December 31, 2021, a 149.5% or U.S.$58.9 million increase as compared to U.S.$39.4 million for the year ended December 31, 2020. This increase in revenue was mainly derived from: an increase of (i) U.S.$30.0 million, or 196.0%, in aeronautical revenue due to an increase in passenger traffic derived which was partially offset by the depreciation of the Euro against the U.S. dollar, considering that aeronautical revenues are link to euro, and (ii) an increase of U.S.$24.1 million, or 107.6%, in commercial revenue mainly due to the increase in the sale of fuel at our Armenian airports, an increase in revenues related to passenger traffic principally in duty free and Vip lounge, and an increase in revenues from rental of spaces, due to the laboratory testing points during 2021 and discounts granted to customers in 2020 and (iii) an increase of U.S.$4.8 million, or 279.2%, in construction services revenue in connection with increase in capital expenditures primarily for works in renovations works in Shirak Airport(see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Armenia”).

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2021 and 2020.

Cost of Services from Continuing Operations

Cost of services decrease 4.8% to U.S.$622.4 million for the year ended December 31, 2021 compared to U.S.$653.6 million for the year ended December 31, 2020. This decrease in cost of services of U.S.$31.2 million was derived from the decrease of U.S.$53.3 million in Argentina, U.S.$4.5 million in Uruguay, U.S.$1.6 million in Brazil, offset by the increase of U.S.$17.3 million in Armenia, U.S.$11.0 in Italy and U.S.$1.6 million in Ecuador.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$326.8 million for the year ended December 31, 2021, a 14.0% or U.S.$53.3 million decrease as compared to U.S.$380.0 million for the year ended December 31, 2020. This decrease in cost of services was primarily due to the decrease of 44.2% or U.S.$42.3 million in construction services derived from the capital expenditures incurred mostly in 2020 and in a lesser extend in 2021 for works for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport and remodeling Aeroparque Airport, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Argentina” and the decrease in amortization and depreciation due to a reduction in the depreciation charge from December 2020 due to extension of the concession. These variations were offset by the increase in salaries and social security primarily due to a decrease in salaries and social security in 2020 as a consequence of salary reductions and government subsidies, and an increase in concession fees derived from an increase in revenues. Salaries, social security contributions and maintenance expenses as these services, incurred in local currency, were also affected by the Argentine peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$74.1 million for the year ended December 31, 2021, a 34.7% or U.S.$39.4 million decrease from U.S.$113.6 million for the year ended December 31, 2020.

Italy

Cost of services from our Italy segment was U.S.$83.2 million for the year ended December 31, 2021, a 15.2% or U.S.$11.0 million increase as compared to U.S.$72.2 million for the year ended December 31, 2020. This increase in cost of services was mainly due to:  (i) an increase in provision for risk and repair due to the decrease of the discount rate and the works performed at the Florence Airport runway work, (ii) an increase in salaries and social security cost derived from the reduction of workforce and a furlough scheme for some employees together with a reduction in working hours, (iii) an increase in construction service cost due to the increase in capital expenditures in flight infrastructure at the Florence Airport and the new baggage handling system both in Pisa and Florence Airports, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Italy,” (iv) an increase in services and fees expenses due to the suspension or reduction in scope of certain maintenance contracts, manly in porterage and security services, as part of the set of measures implemented to mitigate the impact of the COVID-19 pandemic during 2020, and (v) an increase in maintenance expenses primarily due to the increase in maintenance expenses on infrastructure and equipment as a result of increase in passenger traffic

Depreciation and amortization included in cost of services was U.S.$7.3 million for the year ended December 31, 2021 a 2.2% or U.S.$0.2 million increase from U.S.$7.2 million for the year ended December 31, 2020.

Brazil

Cost of services from our Brazil segment was U.S.$59.2 million for the year ended December 31, 2021, a 2.6% or U.S.$1.6 million decrease as compared to U.S.$60.8 million for the year ended December 31, 2020. This decrease was primarily due to lower operating expenses. Additionally, this decrease occurred as a result of the Real’s depreciation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$9.9 million for the year ended December 31, 2021, a 10.7% or U.S.$1.0 million increase from U.S.$9.0 million for the year ended December 31, 2020 due to the adjustment of the passenger curve and expectations under the Brazilian concessions for upcoming years which resulted in an increase of the Depreciation and amortization we record under such concessions.

Uruguay

Cost of services from our Uruguay segment was U.S.$39.9 million for the year ended December 31, 2021, a 10.0% or U.S.$4.5 million decrease as compared to U.S.$44.4 million for the year ended December 31, 2020. This decrease in cost of services was mainly due to:(i) a decrease in construction service cost incurred at the Punta del Este Airport in 2020, primarily for the works related to the extension of the Punta del Este Concession Agreement (see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Uruguay”).and a decrease in salaries and social security as a consequence of reduction of the workforce and furlough of employees in 2020, to respond to lower activity in the airports. This variation was partially offset by an increase in concession fees derived from the increase in passenger traffic.

Depreciation and amortization included in cost of services was U.S.$11.4 million for the year ended December 31, 2021, a 1.0% or U.S.$0.1 million decrease from U.S.$11.6 million for the year ended December 31, 2020.

Ecuador

Cost of services from our Ecuador segment was U.S.$44.4 million for the year ended December 31, 2021, a 3.8% or U.S.$1.6 million increase as compared to U.S.$42.8 million for the year ended December 31, 2020. This increase in cost of services was mainly a consequence of the increase in concession due to the increase in regulated revenues derived from the increase in passenger traffic which was partially offset by the decrease of 91.3% or U.S.$7.9 million in construction services due to lower works performed in 2021 as compared to 2020 (see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Ecuador”).

Depreciation and amortization included in cost of services was U.S.$5.9 million for the year ended December 31, 2021, a 45.5% or U.S.$1.8 million increase from U.S.$4.0 million for the year ended December 31, 2020.

Armenia

Cost of services from our Armenia segment was U.S.$56.8 million for the year ended December 31, 2021, a 43.7% or U.S.$17.3 million increase as compared to U.S.$39.5 million for the year ended December 31, 2020. This increase in cost of services was mainly due to the increase in cost of fuel sold due to the decrease of U.S.$4.7 million or 279.2% in construction services in connection with increase in capital expenditures primarily for works in renovations works at the Shirak Airport (see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Armenia”).

Depreciation and amortization included in cost of services was U.S.$14.4 million for the year ended December 31, 2021, a 3.2% or U.S.$0.5 million decrease from U.S.$14.8 million for the year ended December 31, 2020.

Unallocated

Cost of services from our unallocated segment mainly contain the depreciation and amortization which have decreased 12.8% or U.S.$1.8 million from U.S.$13.9 million for the year ended December 31, 2020 to U.S.$12.1 million for the year ended December 31, 2021.

Gross Profit / (loss) from Continuing Operations

Based on the above mentioned, our gross profit increased by 282.9% or U.S.$130.8 million to a gain of U.S.$84.5 million for the year ended December 31, 2021, compared to a loss of U.S.$46.2 million for the year ended December 31, 2020.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses increased by 0.3% to U.S.$102.1 million for the year ended December 31, 2021 compared to U.S.$101.8 million for the year ended December 31, 2020. This increase of U.S.$0.3 million primarily derived from the increase of U.S.$2.6 million in Armenia, U.S.$1.8 million in Unallocated, U.S.$0.4 million in Ecuador and U.S.$0.3 million in Argentina, partially offset by the decrease of U.S.$3.0 million in Brazil, U.S.$1.4 million in Italy and U.S.$0.4 million in Uruguay.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$38.5 million for the year ended December 31, 2021, a 0.8% or U.S.$0.3 million increase as compared to U.S.$38.2 million for the year ended December 31, 2020. This increase in selling, general and administrative expenses was primarily due to an increase in taxes derived from an increase in revenue which was partially offset by the increase in bad debts recovery. That variation in selling, general and administrative expenses was also impacted by a decrease in, among other expenses recorded in local currency, paid salaries and social contributions as explained in cost of services, as a result of the Argentinian Peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.6 million for the year ended December 31, 2021, a 60.7% or approximately U.S.$0.9 million decrease from U.S.$1.6 million for the year ended December 31, 2020.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$13.1 million for the year ended December 31, 2021, a 9.6% or U.S.$1.4 million decrease as compared to U.S.$14.4 million for the year ended December 31, 2020. This decrease was mainly in services and fees caused by expenses related to the termination of parking management agreement in 2020.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$5.0 million for the year ended December 31, 2021, a 4.9% or U.S.$0.2 million increase from U.S.$4.7 million for the year ended December 31, 2020.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$8.4 million for the year ended December 31, 2021, a 26.2% or U.S.$3.0 million decrease as compared to U.S.$11.3 million for the year ended December 31, 2020. This decrease resulted from a decrease in bad debts mainly due to the increase during 2020 in allowance for bad debts accounts due to the COVID-19 pandemic. Additionally, this decrease was the result of the Real’s depreciation against the U.S. dollar

Our depreciation and amortization included in selling, general and administrative expenses for our Brazil segment during the year ended December 31, 2021 suffered non-significant variations as compared to the year ended December 31, 2020.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$9.0 million for the year ended December 31, 2021, a 4.7% or U.S.$0.4 million decrease as compared to U.S.$9.5 million for the year ended December 31, 2020. This decrease was mainly due to a decrease in bad debts mainly associated with the allowance for bad debt accounts during 2020 due to the COVID-19 pandemic.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.7 million for the year ended December 31, 2021, a 30.4% or U.S.$0.3 million decrease from U.S.$1.0 million for the year ended December 31, 2020.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$9.7 million for the year ended December 31, 2021, a 4.4% or U.S.$0.4 million increase as compared to U.S.$9.3 million for the year ended December 31, 2020.  This increase was mainly due to: (i) an increase in salaries and social security as a consequence of non-payment of legal bonus to employees as a result of negative net result in the year in 2020, (ii) an increase in services and fees due to an increase in management fee in connection with the increase in revenues and (iii) an increase in taxes due to a temporary contribution as a resolution decreed in the Fiscal Sustainability Law due to the covid 19 on 29/11/2021. This variation was partially offset by a decrease in bad debts, mainly due to increase bad debts recorded in 2020 of debt of the national carrier and national oil company.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.1 million for the year ended December 31, 2021, a 8.6% or U.S.$0.1 million increase from U.S.$1.0 million for the year ended December 31, 2020.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$11.2 million for the year ended December 31, 2021, a 30.0% or U.S.$2.6 million increase as compared to U.S.$8.6 million for the year ended December 31, 2020. This increase was mainly due to (i) the increase in services and fees due to an increase in management fee related to the increase in revenues, and (ii) the increase in taxes derived from the increase in revenues.

Our depreciation and amortization included in selling, general and administrative expenses for our Armenia segment during the year ended December 31, 2021 suffered non-significant variations as compared to the year ended December 31, 2020.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$12.2 million for the year ended December 31, 2021, a 17.3% or U.S.$1.8 million increase from U.S.$10.4 million for the year ended December 31, 2020. This increase was mainly due to bad debts in Corporación America S.A.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.8 million for the year ended December 31, 2021, a 13.3% or U.S.$0.1 million decrease from U.S.$0.9 million for the year ended December 31, 2020.

Impairment Loss from Continuing Operations

In the year ended December 31, 2021, we recorded an impairment loss of U.S.$0.4 million. In the year ended December 31, 2020, we recorded an impairment loss of U.S.$62.3 million in Brazil due to the write down of the Natal Concession Agreement intangible asset and in CAAP due to the write down of the goodwill related to CAAP’s Brazilian subsidiaries (see Note 12 to our Audited Consolidated Financial Statements).

Other Operating Income from Continuing Operations

Our other operating income decreased by 21.0% or U.S.$11.3 million to U.S.$42.8 million for the year ended December 31, 2021 compared to U.S.$54.1 million for the year ended December 31, 2020. This decrease was mainly due to a decrease of the U.S.$14.5 million in Brazil mainly due to the decrease in the re-equilibrium requested under the Brazilian Concession Agreements in connection with the COVID-19 pandemic effects (see Note 8 to our Audited Consolidated Financial Statements). This variation was partially offset by our Italian subsidiary, TA, which recognized an income for the terminal value, which are assets that for regulatory cost accounting purposes, will not be fully amortized at the expiration date of the concession. Additionally, an increase in the grants in AA2000 of U.S.$1.4 million for the development of airport infrastructure derived from the increase in revenues.

Other Operating Expenses from Continuing Operations

Other operating expenses increased by 144.5% or U.S.$10.9 million to U.S.$18.4 million for the year ended December 31, 2021 compared to U.S.$7.5 million for the year ended December 31, 2020. This increase was mainly due to the increase of U.S.$12.2 million in Argentina subsidiary AA2000, mainly due to professional and technical fees in connection with the settlement of an environmental legal proceeding against AA2000.

Operating Income/(loss) from Continuing Operations

As a result of the foregoing, our operating income increase by 103.9% or U.S.$170.2 million to a gain of U.S.$6.5 million for the year ended December 31, 2021, compared to a loss of U.S.$163.7 million for the year ended December 31, 2020.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies decreased by 62.3% to U.S.$0.6 million for the year ended December 31, 2021 compared to U.S.$1.7 million for the year ended December 31, 2020.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA, which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

Therefore, each segment’s Adjusted EBITDA measure equals the segment’s operating income plus the segment’s share of losses in associates plus the segment’s depreciation and amortization included in each segment’s cost of services and selling, general and administrative expenses, as further discussed in the respective sections above.

The sum of each segment’s Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services equals the total consolidated Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services. See “Presentation of Financial Information—Non-IFRS Information—Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

	For the Year Ended December 31,
	2021				2020
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	65.6	43.9%	14.8	29.2%	50.7	280.5%
Italy	0.2	0.1%	4.5	(104.7)%	(4.3)	(23.7)%
Brazil	19.0	12.7%	25.5	(390.5)%	(6.5)	(36.1)%
Uruguay	13.7	9.2%	(2.6)	(16.1)%	16.3	90.4%
Armenia	44.3	29.7%	38.8	710.9%	5.5	30.2%
Ecuador	16.1	10.8%	14.8	1,097.7%	1.3	7.5%
Unallocated	(9.5)	(6.4)%	35.4	(78.8)%	(45.0)	(248.9)%
Total segment EBITDA	149.3	100%	131.2	725.8%	18.1	100%

	For the Year Ended December 31,
	2021				2020
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	65.4	44.5%	14.8	29.3%	50.6	302.3%
Italy	(1.8)	(1.2)%	3.7	(67.2)%	(5.5)	(32.6)%
Brazil	19.0	12.9%	25.5	(390.5)%	(6.5)	(39.0)%
Uruguay	13.7	9.3%	(2.6)	(16.1)%	16.3	97.6%
Armenia	44.1	30.0%	38.7	715.0%	5.4	32.3%
Ecuador	16.1	11.0%	14.8	1,097.7%	1.3	8.1%
Unallocated	(9.5)	(6.5)%	35.4	(78.8)%	(45.0)	(268.7)%
Total segment EBITDA	147.0	100.0%	130.3	778.1%	16.7	100%

Income/(loss) before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax increased by 103.5% or U.S.$171.2 million to a gain of U.S.$5.8 million for the year ended December 31, 2021, compared to a loss of U.S.$165.4 million for the year ended December 31, 2020.

Financial Income from Continuing Operations

Our financial income decreased by 21.3% to U.S.$28.1 million for the year ended December 31, 2021, compared to financial income of U.S.$35.7 million for the year ended December 31, 2020. This decrease of U.S.$7.6 million in financial income was primarily due to the decrease in foreign exchange income in Armenia due to the appreciation of the euro.

Financial Loss from Continuing Operations

Our financial loss decreased by 39.1% to U.S.$131.3 million for the year ended December 31, 2021, compared to financial loss of U.S.$215.5 million for the year ended December 31, 2020. This decrease of U.S.$84.2 million in financial loss was primarily due to a decrease of U.S.$145.5 million in foreign exchange expenses, mostly incurred by AA2000 due to lower Argentine peso’s devaluation against the U.S. dollar during 2021 as compared to 2020 and a higher inflation rate than devaluation. This decrease was partially offset by (i) the increase of U.S.$39.4 million in changes in liabilities of our subsidiaries in Brazil as a result of an increase in Brazilian index used to adjust the concession fee payable under the Brazilian Concession Agreements, partially offset by the Real’s depreciation against the U.S. dollar, and (ii) the increase of U.S.$26.5 million primarily due to an increase in interest expense, mainly due to an increase in our Argentina subsidiaries affected by the refinancing of the debt.

Inflation adjustment

Our inflation adjustment was a gain of U.S.$6.7 million for the year ended December 31, 2021, a 125.2% or U.S.$33.2 million increase compared to inflation adjustment loss of U.S.$26.5 for the year ended December 31, 2020 due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Loss before Income Tax from Continuing Operations

As a result of the foregoing, our loss before income tax decreased by 75.6% or U.S.$281.0 million to U.S.$90.7 million for the year ended December 31, 2021, compared to the loss of U.S.$371.7 million for the year ended December 31, 2020.

Income Tax Expense from Continuing Operations

Income taxes were U.S.$69.1 million for the year ended December 31, 2021, a 583.4% variation from the income tax gain of U.S.$14.3 million recorded for the year ended December 31, 2020. This U.S.$83.4 million increase in income tax expense was primarily due to the increase in current tax as a consequence of dividend distribution received by Corporacion America S.A. and to a lesser extent driven by higher income mainly in Ecuador and Armenia respect to 2020, and the increase in deferred tax loss primarily due to a change in the corporate income tax rate in Argentina, established in 2Q21, coupled with an increase in 2020 in deferred income tax in our subsidiary in Argentina due to fiscal losses, offset by a write-off of deferred tax assets made in 2020 in our Brazilian subsidiary, ICAB, as a consequence of a decrease in projections due to the COVID-19 pandemic, which ultimate generated non recoverable fiscal credit

Loss from Continuing Operations

As a result of the foregoing, our loss from continuing operations decreased by 55.3% to U.S.$159.8 million for the year ended December 31, 2021, which reflects a difference in loss of U.S.$197.6 million compared to the loss from continuing operations of U.S.$357.4 million for the year ended December 31, 2020.

(Loss)/Income from Discontinued Operations

(Loss)/Income from discontinued operations represents losses we have incurred for AAP disposing during the periods presented. We incurred a loss from discontinued operations for the year ended December 31, 2021 and 2020 in the amount of U.S.$(21.2) million and U.S.$(4.5) million, respectively. The loss incurred for the year ended December 31, 2021, includes the sale of the shares in our Peruvian associate and the commitments to make a payment to the buyer for assumed liabilities and future CAPEX commitments of the Peruvian associate in the amount of U.S.$17.2 million. See Note 30 of our Consolidated Audited Financial Statements.

Net Loss

Taking into account our loss from continuing operations and our loss from discontinued operations, our net loss decreased by 50.0% to U.S.$181.0 million for the year ended December 31, 2021, which reflects a difference in loss of U.S.$180.9 million compared to the loss of U.S.$361.9 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

A comparison of the years ended December 31, 2020 and 2019 has been omitted from this annual report, but may be found in "Item 5. Operating and Financial Review and Prospects" of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 9, 2021.

Our Peruvian associate, AAP, was not previously classified as a discontinued operation. The comparative Consolidated Statement of Income and Statement of Comprehensive Income has been represented to show the discontinued operation separately from continuing operations. The share of loss in associates was of U.S.$6.2 million for the year ended December 31, 2020 and U.S.$5.4 million for the year ended December 31, 2019 of which U.S.$4.5 million for the year ended December 31, 2020 and U.S.$3.9 million for the year ended December 31, 2019 have been reclassified to discontinued operations.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan. See "Item 4 Company Information-Business Overview-Regulatory and Concessions Framework-Argentina-The AA2000 Concession Agreement -Investment Plan."

In the year ended December 31, 2021, we spent U.S.$53.5 million on capital expenditures in Argentina, primarily for (i) remodeling Aeroparque Airport which mainly included: the readjustment of International Arrivals, implementation of a new south taxing system and adaptation of the south strip, sanitary and sewer network and some exterior improvements such as sidewalks, landscaping, and (ii) works at the terminal of Bariloche Airport. In the year ended December 31, 2020, we spent U.S.$95.8 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the new control tower at Ezeiza Airport, remodeling Aeroparque Airport which mainly included the readjustment of International Arrivals, outside improvements such as sidewalks, landscaping, coastal filling and underground parking, new beacon substations and control systems. In the year ended December 31, 2019, we spent U.S.$308.3 million on capital expenditures in Argentina, primarily for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport, remodeling Aeroparque Airport, the re-pavement of the Comodoro Rivadavia Airport and various other capital investment programs across other airports under the AA2000 Concession Agreement.

During the next five years, AA2000 expects to incur additional capital expenditures as set forth under the Technical Conditions for Extension of the AA2000 Concession Agreement executed in December 2020. See “Item 4 Company Information-Business Overview-Regulatory and Concessions Framework-Argentina-The AA2000 Concession Agreement-Technical Conditions of the Extension.”

Italy

Under the terms of our Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Pisa Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Florence Concession Agreement.”

In the year ended December 31, 2021, TA spent U.S.$16.1 million on intangible assets and U.S.$3.8 million in property, plant and equipment (“PPE”), respectively. Intangible works focused primarily on flight infrastructure at the Florence Airport and the new baggage handling system both in Pisa and Florence Airports. PPE investments focused primarily on final supply of x-ray machines related to the new BHS, new operating machines, vehicles and electronic devices in both Pisa and Florence Airports. In the year ended December 31, 2020, TA spent U.S.$10.6 million on intangible assets and U.S.$3.3 million in PPE, respectively. Intangible works focused primarily on the new baggage handling system both in Pisa and Florence Airports, terminal developments in the Pisa Airport and rainwater management system in airside area in the Florence Airport. PPE investments focused primarily on x-ray machines related to the new BHS, new operating machines, vehicles and electronic devices. In the year ended December 31, 2019, TA spent U.S.$10.1 million on intangible assets and U.S.$7.8 million in PPE, respectively. Intangible works focused primarily on terminal investments at the Pisa and Florence Airports and the new master plan of the Florence Airport (particularly, with respect to feasibility studies and engineering of flight infrastructure). PPE investments focused primarily on operating machines and vehicles, electronic devices and the improvement of the new rental car area.

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

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement—Master Development Program.”

In the year ended December 31, 2021, we spent U.S.$1.8 million on capital expenditures at the Brasilia Airport, primarily for software acquisition and improvements for the relocation of rental spaces. In the year ended December 31, 2020, we spent U.S.$2.9 million on capital expenditures at the Brasilia Airport, primarily for pick-up square at the amount of U.S.$1.3 million, U.S.$0.5 million for Bank of Brasília VIP Lounge and remote boarding at the amount of U.S.$0.3 million. In the year ended December 31, 2019, we spent U.S.$4.5 million on capital expenditures at the Brasilia Airport, primarily for the construction of the passenger pick-up area and the international boarding area as well as for a new VIP Lounge branch of the Brasilia Bank, the substation relocation, software update and other minor investments.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$18.5 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we are moving forward with the adjusted, lower-capital intensive model, that we believe will encompass a mix of commercial offerings funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

In the year ended December 31, 2021, we spent U.S.$ 41.5 thousand on capital expenditures at the Natal Airport, primarily due to the acquisition of fire trucks. In the year ended December 31, 2020, we spent U.S.$0.3 million on capital expenditures at the Natal Airport, primarily due to software user license. In the year ended December 31, 2019, we spent U.S.$0.8 million on capital expenditures at the Natal Airport, primarily due to infiltration ditches, software, x-ray security equipment and redevelopment of the fire system.

In November 2020, we executed an amendment to return the Natal Concession Agreement, and therefore we do not anticipate that ICASGA will incur any material capital expenditures.

Uruguay

Under the terms of the Carrasco Concession Agreement, the relevant concessionaire is required to present a revised master development program for approval by the Ministry of National Defense every five years. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Master Plan.”

In the year ended December 31, 2021, we spent U.S.$0.1 million on capital expenditures at the Carrasco Airport, primarily for the works performed in the underground access gate. In the year ended December 31, 2020, we spent U.S.$1.1 million on capital expenditures at the Carrasco Airport, primarily for vehicles, replacement of screens and the security system equipment. In the year ended December 31, 2019, we spent U.S.$4.1 million on capital expenditures at the Carrasco Airport, primarily for the security system including replacement of perimeter screens and lights.

In the year ended December 31, 2021, we spent U.S.$5.4 million on capital expenditures at the Punta del Este Airport, primarily for the construction of three new hangars, acquisition of fire trucks, security equipment and improvement in passenger’s terminal In the year ended December 31, 2020, we spent U.S.$9.7 million on capital expenditures at the Punta del Este Airport, primarily for the works performed in the runaways, construction of perimeter fence, the lightning of commercial and general aviation platforms. In the year ended December 31, 2019, we spent U.S.$2.9 million on capital expenditures at the Punta del Este Airport, primarily for the construction of the new general aviation terminal, the x-ray equipment, the construction of perimeter fence and terminal conditioning. Additionally, CAISA recognized an intangible asset of U.S.$4.4 million related to the concession fee it must pay in accordance with the concession agreement.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$86.2 million in the Carrasco Airport, as required by contract.  We do not expect to incur in optional expenditures.  Likewise, during the next five years and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$16.1 million in the Punta del Este Airport, all required by contract.  We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program.  See in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Ecuador” the “The Guayaquil Concession Agreement—Master Plan” and “The Galapagos Concession Agreement—Master Plan.”

In the year ended December 31, 2021, we spent U.S.$0.8 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. In the year ended December 31, 2020, we spent U.S.$10.5 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. In the year ended December 31, 2019, we spent U.S.$18.2 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. Such expenditures included U.S.$14.9 million primarily due to expenses related with the runway, passenger’s terminal and the warehouse of TCE logistics center, a purchase of a rescue car for an amount of U.S.$1.2 million and safety equipment and firefighters for an amount of U.S.$1.9 million.

In the year ended December 31, 2021, we spent U.S.$70 thousands on capital expenditures at the Galapagos Airport, primarily for the purchase of an electric vehicle and an electricity generator. In the year ended December 31, 2020, we spent U.S.$89 thousands on capital expenditures at the Galapagos Airport, primarily for upgrading works of Airport Lutrom System. In the year ended December 31, 2019, we spent U.S.$0.6 million on capital expenditures at the Galapagos Airport, primarily for the maintenance of the runway sides and the renewal of all the security system cameras.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$12.0 million in the Guayaquil Airport, of which U.S.$8.8 million are expenditures required by contract and U.S.3.2 million are optional expenditures.  Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$10 million in the Galapagos Airport, of which U.S.$10 million are expenditures required by contract.

ECOGAL is currently in negotiations with the Direccion General de Aviacion Civil to enter into an amendment of the Galapagos Concession Agreement to reassess and differ the capital investment required under such concession.

Armenia

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Armenia—The Armenian Concession Agreement—Master Plan.”

In the year ended December 31, 2021, we spent U.S.$2.1 million at the Zvartnots Airport and U.S.$5.5 million at the Shirak Airport on capital expenditures, primarily for renovation works at the Shirak Airport, renovation of runway of C station in Zvartnots Airport and the acquisition of Property, Plant and Equipment, mainly on a snow cleaning machine, computer appliances and cameras.  In the year ended December 31, 2020, we spent U.S.$1.2 million at the Zvartnots Airport and U.S.$1.5 million at the Shirak Airport on capital expenditures, primarily for fundamental renovation works in Shirak Airport and the acquisition of Property, Plant and Equipment, mainly on a fuel truck and forklift. In the year ended December 31, 2019, we spent U.S.$12.9 million at the Zvartnots Airport and U.S.$0.4 million at the Shirak Airport on capital expenditures, primarily for runway renovations, vehicles, and the acquisition of Property, Plant and Equipment, mainly on a snow cleaning machine and an x-ray machine.

During the next five years, AIA expects to incur U.S.$9.5 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management.  Some of these investments are conditioned upon reaching certain passenger level thresholds.

Peru

Under the terms of the AAP Concession Agreement, AAP was required to present a master development program, an equipment plan, and an airside rehabilitation and improvement program for approval by the authorities. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Peru—The AAP Concession Agreement—Master Plan.”

For the period ended December 16, 2021 (that is, until the transfer of our interest in AAP), we spent U.S.$0.3 million in capital expenditures primarily on airport equipment. In the year ended December 31, 2020 we spent U.S.$0.1 million in capital expenditures primarily on airport equipment.  In the year ended December 31, 2019 we spent U.S.$2.6 million in capital expenditures primarily on works performed on the Ayacucho Airport’s runways.

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

B.LIQUIDITY AND CAPITAL RESOURCES

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

COVID-19 Virus Impact

The Company continues to assess the evolution of the COVID-19 pandemic outbreak in order to identify the unforeseen potential effects that could alter its business and performance. Depending on the duration of the COVID-19 pandemic and continued negative impact on economic activity, the Company may experience further negative results and liquidity constraints. See "Item 3 Key Information-Risk Factors-Risks Related to Our Business and Industry-The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operations, financial position, and cash flows." Although COVID-19 pandemic disrupted the global economy and in particular the aviation industry during 2020 and 2021, there has been an increase in traffic across most countries in 2021 when compared to the prior year as travel restrictions have been lifted mainly during the second semester of 2021.

The Company developed a four-pronged strategy and continues implementing a number of actions aiming to mitigate the negative impact of the COVID-19 pandemic, as follows:

●	Employees and Passengers: We have further enhanced safety and hygiene protocols across our airports to protect the well-being of passengers and operating personnel. As travel bans are lifted and commercial flights resume across all countries, CAAP developed and established customized protocols to ensure the maximum health standards across the Company’s airport network, allowing an increase in passenger traffic. These protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through our airports.
●	Cost Controls and Cash Preservation Initiatives: CAAP has introduced reductions in operating costs by:
●	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies and personnel layoffs due to downsizing of operations.
●	Reducing maintenance and other operating expenses while maintaining the quality and safety standards.

Beginning in April 2020 and during 2020, we also aggressively managed working capital by negotiating extension of payment terms with our suppliers and reducing our capex program.

●	Negotiations with Regulatory Bodies and Government Support: The Company has started discussions with regulatory agencies to renegotiate concession fees payments to align to the current environment (See Note 23 of our Consolidated Financial Statements) and obtain financial re-equilibrium through, for instance, the extension of the concession agreements. As of the date of this annual report, discussions with regulatory agencies are still ongoing related to the Brazilian concessions (See Note 26.b of our Consolidated Financial Statements).

●	In Argentina, on December 17, 2020 AA2000 reached an agreement with the ORSNA in connection with past due concession fees payments and development trusts suspended during 2020, for approximately U.S.$38.0 million. These will now be paid in installments between October 2021 and September 2022. On September 2, 2021, AA2000 and ORSNA agreed to postpone the past due payments which will now be paid in installments between December 2022 and November 2023

●	Concession Agreements Compensations: Under the concession agreements framework, the amounts and mechanisms for compensation are being negotiated with authorities and may include a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof.

●	In Italy, in August 2021 the European Commission disbursed a total of €10 million (approximately U.S.$ 12 million) to TA to compensate for the impact of the COVID-19 pandemic. In addition, the Italian Budget Law, that became effective on January 1, 2021, allocate up to €800 million in support of the overall airport sector in the country. In December 2021, TA was accounted for €9.5 million (equivalent to U.S.$ 10.9 million) under such support fund, of which €3.6 million (equivalent to approximately U.S.$ 3.9 million) was collected on March 8, 2022, and the remaining amount is expected to be received within the first half of the year. See Note 8 of our Consolidated Financial Statements.

●	In Brazil, ICAB obtained U.S.$25.5 million in economic compensation in connection with the impact of the COVID-19 pandemic on the Brasilia Concession Agreement during 2021, in addition to the compensation of U.S.$36.6 million received in December 2020. The Company is monitoring the market to define its strategy in connection with 2022 and beyond. See Note 8 of our Consolidated Financial Statements.

●	In Uruguay, in November 2021, Puerta del Sur entered into the Amended Carrasco Concession Agreement which, among other things, extended the Carrasco Airport Concession Agreement for additional 20 years. See Note 26 of our Consolidated Financial Statements.

●	In Ecuador, in July 2021, TAGSA and the local authorities agreed on a mechanism to compensate for the impact of COVID-19 pandemic during 2020 which, among other things, included a 2-year extension of the Guayaquil Concession Agreement and a reduction in the concession fee payable by TAGSA under the concession. The agreement also introduced the mechanism that will be used to compensate the impact of the COVID-19 pandemic during 2021 and beyond, which will be measured annually. See Note 26 of our Consolidated Financial Statements.

●	Financial Position and Liquidity: The Company has taken and will continue the taking the following measures during 2020 and 2021:

●	Reducing non-mandatory capital investments and deferred non-priority projects.

●	Implemented a set of cost control measures to reduce operating expenses and negotiate payment terms with our suppliers to limit or defer cash outflows.

●	Obtained a deferral of principal and interest debt payments and obtaining additional funding waivers and other measures when is needed to provide guarantees to financial institutions and other suppliers. See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Management continuously monitors the Company’s performance through passenger and cargo traffic indicators, revenue and cost evolution, liquidity projections (including the cost of additional collaterals that may be required in relation to the Brazilian Credit Facility Agreements, see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil,” and the outcome of the legal proceedings related to the fixed concession fee, see “Item 8 Financial Information—Legal Proceedings—Brazilian Proceedings) and scenario planning.

The result of this continued review determines the Company’s response strategy. These processes require the use of various internal and external reference points to build projections, including estimates from industry associations such as the Airport Council International and IATA, which following COVID-19 vaccination campaigns both are expecting traffic to continue to improve during 2022. Based on the actions and assumptions described above, management has concluded that the Company’s current financial resources are sufficient to fund its liquidity requirements for the next twelve months.

Our Brazilian Segment

In connection with the BNDES Refinancing (see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”), the Majority Shareholder and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating -(the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating), of at least B-. The BNDES Refinancing also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not achieved for any annual testing period. As of December 31, 2021, the Minimum Rating requirement was not achieved and upon ICAB’s and ICASGA’s requests, BNDES granted a waiver to such non-compliance until March 9, 2022.

ICAB and ICASGA were not able to comply with the Minimum Rating requirement as of March 9, 2022 and BNDES did not further extend the waiver. Therefore, as of March 2022, a penalty of 1% per annum over the outstanding amount is in force. The estimated total amount of such penalty for the year 2022 is R$13 million (equivalent to U.S.$2.3 million), which is already being paid by ICAB and ICASGA on a monthly basis, along with scheduled interest payments.

In connection with such non-compliance of the Minimum Rating requirement, BNDES is also entitled to request the guarantors (certain of our subsidiaries and our controlling shareholder) to post additional collateral which must be equivalent to 24 months of debt service. If such additional collateral is indeed requested, we expect this to create an additional obligation for certain of our subsidiaries and our controlling shareholder of approximately R$333 million (equivalent to U.S.$59.7 million). The Company is of the opinion that, if required, it would have sufficient funds to post such additional collateral.

Additionally, as of December 31, 2021, ICAB has not paid in full the 2021’s fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES Refinancing. As a result, the amount of U.S.$192.1 million is presented as current as of December 31, 2021 in our Audited Consolidated Financial Statement. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.”

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of the amount due and payable of the fixed concession fee and, even though, the Brazilian Ministry of Infrastructure granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings to verify if ICAB was on default.

Notwithstanding the process initiated by ANAC, ICAB initiated a judicial procedure. On February 2, 2022, a writ of mandamus was granted by a federal judge pursuant to which all actions against ICAB in connection with the lack of payment of the concession fee were automatically suspended. The process is still ongoing and although there can be no assurance as to the outcome of the proceedings, ICAB believes, based on the opinion of the ICAB’s external legal advisors, it is not likely that such writ of mandamus suspending actions against ICAB will be lifted or cancelled.

Impact of conflict between Russia and Ukraine

The recent escalation of conflicts between Russia and Ukraine is disrupting international travel from and to Russia and Ukraine. It is possible that such conflict could disrupt supply chains, cause instability in the global economy and disrupt international travel from and to Russia affecting the countries generally served by the Company, mainly Armenia.

In addition, following Russia’s invasion of Ukraine, several sanctions have been announced against Russia, including, among others, travel bans and asset freezes impacting business and financial organizations in connection with Russia. Wider sanctions and other actions could be imposed if the conflict further escalate.

As a result of the above and considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent to which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The company evaluated the potential risks and identified that the main affected operations could be that of Armenia, considering the current routes on which the group operates. The current routes from Russian airlines were taken over by other airlines. However, the Company is closely monitoring the situation. See Note 33 of our Consolidated Financial Statements and see Risk factor “The recent escalation of conflicts between Russia and Ukraine may disrupt or impact the connecting flights between our Armenian Airports and Russia, which could ultimately affect our results of operations.”

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2021, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$53.7 million, of which U.S.$17.2 million had been reserved as of such date. As of December 31, 2021, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$7.4 million, of which U.S.$6.3 million had been reserved as of such date. As of December 31, 2021, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$12.1 million, of which U.S.$11.1 million had been reserved as of such date.

Argentine Law No. 27,630, published on 16 June 2021, amended the Income Tax Law with the introduction of new progressive corporate income tax rates, effective for fiscal years beginning 1 January 2021. This included the following progressive rates based on net taxable income: 25% (up to AR$5.0 million); 30% (over AR$5.0 million up to AR$50.0 million); and 35% (over AR$50.0 million).  As from 1 January 2022, the bracket thresholds are to be adjusted for inflation based on the consumer price index.

Previously, Argentine Law No. 27,430, published on 30 December 2017 and Law No. 27,541, published on 23 December 2019, had reduced the single corporate tax rate from 30% to 25% and increased the remittance and dividend withholding tax rates from 7% to 13% from 1 January 2021, which was effectively undone with Law 27,630. A provision was also included to confirm that the single 30% corporate tax rate and the 7% remittance and dividend withholding tax rate apply for the three fiscal years beginning on 1 January 2018, whatever the fiscal period in which such dividends or profits are made available.

A 7% withholding tax rate is provided for dividends. This withholding rate applies to distributions made to shareholders qualifying as resident individuals or nonresidents. Therefore, in general, distributions to our Luxembourg parent companies from our Argentine subsidiaries will be subject to Argentine withholding tax.

With the combination of the corporate rate and dividend withholding rate on after-tax profit, for fiscal years starting in 2021, the combined tax rate would be between 30.25%; and 39.55%, depending on the applicable progressive rate

In accordance with Brazilian law, each of our subsidiaries incorporated in Brazil must allocate 5% of its net profit to form a legal reserve, which may not exceed 20% of its capital. Our Brazilian subsidiaries may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. We have not formed a legal reserve in our Brazilian subsidiaries due to the lack of net profit in the applicable fiscal years.

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2021, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2021, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Contractual Restrictions

The ability of our operating subsidiaries to pay dividends is also subject to contractual debt covenant restrictions (see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”).

Argentina Foreign Exchange Regulations

On September 1, 2019, the Argentine Government issued the Executive Decree No. 609/2019 (“Decree 609”) which, inter alia, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed as from 2015.  Decree 609 was further regulated by Communication “A” 6770 of the Argentine Central Bank, also issued on September 1, 2019.  Since then, numerous regulations were issued by the Argentine Central Bank regulating Decree 609.  On December 5, 2019, the Argentine Central Bank issued Communication “A” 6844 that amended and restated all prior regulations into a single, comprehensive set of rules (as amended from time to time, the “Argentine Foreign Exchange Regulations”).

Transfer of Funds Abroad for Payment of Dividends

According to the Argentine Foreign Exchange Regulations, the following requirements need to be met in order to have access to the Argentine Foreign Exchange Market for the payment of dividends:

●	The dividends distribution shall arise from audited and approved financial statements;
●	The total amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting;
●	The company registers direct capital contributions which were exchanged into Pesos through the Argentine Foreign Exchange Market since January 17, 2020;
●	The total amount of the transfers effected for this purpose through the Argentine Foreign Exchange Market as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the Argentine Foreign Exchange Market as of the referred date;
●	The acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item (c) above;

●	The company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and
●	The company must have disclosed the aforementioned capital contributions in the last filing due under the Reporting Regime of External Assets and Liabilities.

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

Argentine resident are authorized to make payments of services of financial debts abroad or of local debt securities prior to the period allowed by the regulations (three days prior to expiration of the relevant service of principal or interest), subject to fulfillment of the following conditions: (i) it involves external financial debt authorized by the regulations to have access to the Argentine Foreign Exchange Market for debt repayment purposes, and the related contracts provide for the crediting of funds in escrow accounts for future foreign debt servicing purposes, (ii) the funds acquired are deposited in foreign currency accounts of their ownership opened in local financial institutions constitution of the guarantees in offshore accounts shall only be authorized when this is the sole and exclusive alternative set forth in the financing agreements entered into before August 31, 2019, (iii) the accumulated amounts do not exceed the value of the next debt service, (iv) access is made for a daily amount that does not exceed 20% of the amount set forth in (iii), and (v) the bank must have verified that the indebtedness complies with the exchange regulations by which such access is admitted. Foreign currency funds not used in the cancellation of the committed debt service must be settled in the Argentine Foreign Exchange Market within 5 business days after the expiration date of the respective debt service.

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

In addition, no prior consent from the Argentine Central Bank is required to pre-cancel interest of external financial debt in the context of a process of exchange of debt securities with an anticipation of more than three business days, as long as (i) the prepayment is made in the context of an exchange of debt securities issued by the client requesting access to the Argentine Foreign Exchange Market, (ii) the aggregate amount to be prepaid corresponds to accrued interest until the exchange closing date; (iii) the average life of the new securities is longer than the remaining average life of the securities subject to the exchange; and (iv) the aggregate principal amount of the new securities shall not exceed the aggregate principal amount outstanding under the securities subject to the exchange.

Cash Flows

Years ended December 31, 2021 and 2020

Operating Activities

The net cash provided by operating activities was U.S.$108.0 million for the year ended December 31, 2021, a 12,782.8% or U.S.$107.1 million increase in net cash from operating activities as compared to U.S.$0.8 million in net cash provided by operating activities for the year ended December 31, 2020, as a result of cash preservation measures, including cost control implemented to mitigate the impact of the COVID-19 pandemic and the increase in our airports activity. This increase was principally the result of: (i) the decrease of U.S.$45.2 million in capital expenditures mainly related to an decrease in infrastructure investments made in Argentina incurred mostly in 2020 and in a lesser extent, in 2021 for works for the construction of the new departure terminal building and the refurbishment of the platform at Ezeiza Airport and remodeling Aeroparque Airport, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditures by Segment—Argentina,” (ii) decrease of U.S.$8.3 million in income tax paid during year ended December 31, 2021 in most of the segments due to the decrease in current tax in 2020 compared to 2019, therefore there was a decrease in payment in 2021, and (iii) increase of U.S.$11.8 million in government grants collected which were allocated by the Regional Administration of Tuscany in favor of TA and (iv) the increase of U.S.$41.9 million in cash provided by operating activities as a consequence of the impact of the COVID-19 pandemic in 2020.

Investing Activities

The net cash provided by investing activities was U.S.$9.6 million for the year ended December 31, 2021, a 459.0% or U.S.$7.9 million increase as compared to U.S.$1.7 million in net provided by investing activities for the year ended December 31, 2020.  The increase in the net cash provided by investing activities was primarily due to (i) the decrease of U.S.$17.4 million in acquisition of other financial assets mainly for less acquisition of financial asset by AA2000 and CAS Panamá partially offset by more acquisition of financial assets by TAGSA, (ii) the decrease of U.S.$1.3 million in PPE investments derived from the cash preservation measure implemented to mitigate the negative impact of the COVID-19 pandemic, (iii) the decrease of U.S.$1.3 million in cash contributions in our associate company Kuntur Wasi. Such increase was partially offset by the decrease of U.S.$12.5 million in disposals of other financial assets, primarily due to less disposal of other financial assets in ACI Sudamerica, Corporación Aeroportuaria S.A. and Cedicor S.A., partially offset by more disposal of other financial assets in Argentina and CAS Panamá.

Financing Activities

The net cash used in financing activities was U.S.$3.7 million for the year ended December 31, 2021, a 104.1% or U.S.$94.2 million decrease as compared to U.S.$90.5 million in net cash provided by financing activities for the year ended December 31, 2020 primarily as a result of (i) the increase of U.S.$195.4 million in loans paid mainly due to the increase of: (a) U.S.$113.1 million derived from the payment made in AA2000 as a result of borrowing refinancing in 2020, (b) U.S.$17.4 million prepaid of local bonds in Uruguay, and (c) U.S.$68.8 million in Italy mainly due to repayment of certain short-term loans and (ii) the increase of U.S.$45.0 million in interest paid mainly derived from: (a) U.S.$29.0 derived from the payment made in AA2000 in connection with the exchange of the Notes and borrowing refinancing in 2020, (b) U.S.$7.5 million derived from the payment made in ICAB in connection with the deferral of interest payment in 2020, and (c) U.S.$6.9 million interest payment made by ACI Sudamérica in connection with the exchange of the notes in 2020. This variation was partially offset by the increase of U.S.$142.2 million in proceeds from borrowings mainly in Argentina due to the issuing of new notes. See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Argentina.”

Years ended December 31, 2020 and 2019

A cash flow comparison of the years ended December 31, 2020 and 2019 has been omitted from this annual report, but may be found in “Item 5 Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2020, filed with the SEC on April 9, 2021.

AAP was not previously classified as an asset held for sale or as a discontinued operation. The comparative Consolidated Statement of Cash Flow has been re-presented to show the discontinued operation separately from continuing operations (Note 30).

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

So long as no default has occurred and is continuing, no unmatured default exists and no default payment is required to be made under the Argentine Notes, and, as of the date of declaration and payment, AA2000 is able to incur at least U.S.$1.00 of additional indebtedness under its financial covenants, AA2000 may declare and make dividend payments up to 75.0% of the cumulative net income during the period that commenced with AA2000’s fiscal quarter ended March 31, 2017. In addition, AA2000 may make dividend payments (i) in respect of AA2000’s accumulated earnings as of December 31, 2015, to the extent that such dividends are in an amount that does not exceed 100% of the voluntary reserves recorded in the financial statements of AA2000 as of such date, and the voluntary reserve established by the April 25, 2016, shareholders’ meeting; and (ii) for the fiscal year ended on December 31, 2016, to the extent that such dividends are in an amount that will not exceed 100% of the cumulative net income of such fiscal year and declared at a shareholders’ meeting. If the Argentine Notes are given an investment grade rating by two specified rating agencies, no such restrictions would apply to the payment of dividends by AA2000 during the time they maintain such rating. As of the date of this annual report, there has been no default under the Argentine Notes.

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

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to U.S.$500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes. The principal value was increased up to USD 1,500 million after an ordinary general meeting of holders held on June 15, 2021 and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval.

Exchange Offer to Argentine Notes

On May 19, 2020, AA2000 completed an exchange offer pursuant to which 86.73% of the total original principal amount of the Argentine Notes were exchanged for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Argentine Additional Notes” and together with the Argentine Notes, the “Existing Notes”). As of December 31, 2020, the Argentine Additional Notes outstanding amount was U.S.$397.4 million.

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

New Exchange to Argentine Notes and Additional Argentine Notes and New Offering

On October 28, 2021, AA2000 issued U.S.$208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) in exchange for 24.61% of the total original principal amount of the Argentine Notes (Series 2017 Notes) and 66.83% of the original principal amount of the Argentine Additional Notes.  Additionally, on November 4, 2021, AA2000 issued U.S.$64.0 million of newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Argentine 2021 Notes”) related to a new fund raising.

The Argentine 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Argentine 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Argentine 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of our airports in Argentina.

Once the Existing Notes not exchanged in the exchange offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Argentine 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Argentine 2021 Notes. In accordance with the AA2000 Concession Agreement, the collateral assignment of revenue must be authorized by the ORSNA. On October 15. 2021, the ORSNA approved the amendment of the Tariffs Trust and of the Cargo Trust to include the Argentine 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Argentine Central Bank to establish a non-interest-bearing U.S. dollar trust account in the United States to secure the Argentine 2021 Notes.

Additional New Money Offering

In addition to the exchange offer completed on October 28 (as described above), on November 4, 2021. AA2000 additionally issued U.S.$62 million aggregate principal amount of Senior Secured Notes related to a new money offering, having a maturity of seven years, this is November 1, 2028, bearing an annual interest rate of 9.5%.  This Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million.

Argentine Notes – Series 2020 Class 2

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of U.S.$40 million maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference “A” 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

Argentine Notes – Class 3

On September 8, 2021, AA2000 issued U.S.$30.5 million aggregate principal amount of 4.00% Class 3, repayable in a single payment at maturity.

The 2019 Credit Facilities

On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the “onshore” credit facility agreement for a principal amount of U.S.$85.0 million (the “2019 Onshore Credit Facility Agreement”) and (b) the “offshore” credit facility agreement for a principal amount of U.S.$35.0 million (the “2019 Offshore Credit Facility Agreement”). The creditors were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A.(“ICBC”), Banco de Galicia y Buenos Aires S.A.U. (“Galicia”) and Banco Santander Río S.A.(“Santander”) (jointly, the “Lenders”).

The agreed term for the 2019 Credit Facilities is thirty-six months from August 8, 2019 (the Borrowing Date). The principal amount under the 2019 Credit Facilities was originally to be repaid in nine quarterly equal and regular installments, the first one being paid 12 months from the Borrowing Date. Principal amounts under the 2019 Credit Facilities bear interests as follows: (i) regarding the 2019 Onshore Credit Facility Agreement, at a fixed annual nominal rate of 9.75%, and (ii) regarding the 2019 Offshore Credit Facility Agreement, at a variable rate equivalent to (a) the LIBOR rate, plus (b) an applicable interest rate of an annual nominal 5,500%, plus (c) the applicable withholding tax.

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

Amendment to the 2019 Credit Facilities – The 2020 Bilateral Loans

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

Additionally, under the Framework Agreement, AA2000 signed an amendment to the framework agreement where obligation to respect certain ratios foreseen in the 2019 Credit Facilities have been waived until AA2000 actually complies with such ratio, and signed the following bilateral loan agreements with each of the financial institutions in accordance with the agreed upon alternatives:

●	a bilateral loan agreement, dated June 8, 2020, with ICBC (as amended, the “ICBC Bilateral Loan”)
●	bilateral loan agreements dated August 7, 2020, with Citibank Argentina, Galicia and Santander (each, as amended, the “Citibank Bilateral Loan,” the “Galicia Bilateral Loan,” and the “Santander Bilateral Loan,” respectively, and, together with the ICBC Bilateral Loan, the “2020 Bilateral Loans”).

The 2020 Bilateral Loans were granted for an aggregate amount of AR$987 million, accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5% nominal per annum and will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021. The 2020 Bilateral Loans were secured by the Argentine Collateral Trust Agreement through an amendment made by AA2000 and the applicable parties in order to include them under such collateral.

In November 2021, the 2020 Bilateral Loans were precancelled with the proceeds from the Bimonetary Syndicated Loan.

Amendment to the 2019 Offshore Credit Facility

In order to comply with Communication “A” 7106, issued by the Argentine Central Bank on September 15, 2020, AA2000 and Citibank N.A. agreed to amend the 2019 Offshore Credit Facility as follows:

●	On November 19, 2020, and February 19, 2021, AA2000 extended 60% of the installments for a total amount of U.S.$2.3 million each. These installments will be fully repaid on November 19, 2022 and February 19, 2023, respectively; and
●	On November 19, 2020, and February 19, 2021, AA2000 obtained two different sets of loans each for the total amount of AR$902.8 million and AR$981.7 million, respectively, to pay the installments due in November 2020 and February 2021, respectively, under the renegotiated 2019 Credit Facilities agreement. All of these loans accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% nominal per annum and 48% of such loans will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021 and March 19, 2022, respectively and the remaining 52% will be paid in full on November 19, 2022 and February 19, 2023, respectively.

February 2021 Bilateral Loans

On February 19, 2021, AA2000 received from the Lenders new bilateral loans (the “February 2021 Bilateral Loans”), which were applied to refinance the principal installment of the 2019 Credit Facilities due on such date, in the aggregate amount of Argentine pesos needed to purchase the U.S. dollars required to cancel the principal installment.

The February 2021 Bilateral Loans were granted for an aggregate amount of AR$903 million, accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5% nominal per annum. 48% of the principal due under the February 2021 Bilateral Loans will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022, while the remaining 52% will be repaid in a single lump-sum payment on February 19, 2023. The February 2021 Bilateral Loans were secured by the Argentine Collateral Trust Agreement through an amendment made by AA2000 and the applicable parties in order to include them under such collateral.

In November 2021, the February 2021 Bilateral Loans were precancelled with the proceeds from the Bimonetary Syndicated Loan.

May 2021 Bilateral Loans – Amendment to the 2019 Credit Facilities

On May 17, 2021, the Company and the Lenders partially refinanced the outstanding amounts under the 2019 Credit Facilities through new bilateral loans (the “May 2021 Bilateral Loans”) as follows:

●	new bilateral loans were entered into with ICBC, Santander and Galicia, respectively, for paying in full the principal installment due in May, August and November 2021 under the Onshore Credit Facility. Such new bilateral loans accrue quarterly interest at a variable rate equivalent to the BADLAR rate (adjusted by the LELIQ earnings) plus an applicable annual margin of 10.00% and the principal is payable in three quarterly equal installments, the first of which on May 19, 2022; and
●	a new bilateral loan was entered into with the Branch of Citibank N.A. in Argentina for paying in full the principal installments that were due on May, June, August, September, November, and December 2021 under the Offshore Credit Facility. This loan accrues quarterly interest at a variable rate equivalent to the higher between the BADLAR rate and the date applicable to passive repurchase agreement transactions (operaciones de pases) of the Argentine Central Bank, and the principal is payable in six installments, each one due and payable on May 19, June 1, August 19, September 1, November 19 and December 1, 2022. The loan is secured by the Argentine Collateral Trust Agreement through an amendment made by AA2000 and the applicable parties in order to include them under such collateral.

In November 2021, the May 2021 Bilateral Loans were prepaid with the proceeds from the Bimonetary Syndicated Loan.

In addition, on May 17, 2021 the Offshore Credit Facility was amended by reducing by 50% the amount of principal payable on May, August, and November 2021, while the remaining 50% was scheduled to be paid in June, September and December 2021.

Bimonetary Syndicated Loan

On November 18, 2021, AA2000 agreed with the Lenders, the granting of a bimonetary syndicated loan, which could be disbursed, at each of the bank’s sole discretion, in seven disbursements in U.S. Dollars or Argentine Pesos, as per the framework agreement concluded between AA2000 and the Lenders on October 26, 2021, and is secured by the Argentine Collateral Trust Agreement.

The disbursement made on November 19, 2021, consisted of two tranches, one in Argentine Pesos and the other on U.S. Dollars.

The tranche in Argentine Pesos was disbursed for an aggregate principal amount of AR$3,746,929,247.97, out of which AR$2,656,989,727.52 will accrue interest at the “Corrected BADLAR (BADCORI)” rate plus 1,000 bps., and AR$1,089,939,520.45 will accrue interests at the largest of (i) the BADLAR rate, plus 1,550 bps., or (ii) the interest rate applied by the Argentine Central Bank for one day term swaps at a nominal annual percentage, plus 1,550 bps.

The tranche in U.S. Dollars was disbursed for an aggregate principal amount of U.S.$10,000,000.00 and will accrue interest at an 8.5% nominal annual rate.

Amendment to the Bimonetary Syndicated Loan and the 2019 Credit Facilities

On February 2, 2022, AA2000 and the corresponding Lenders agreed to the following amendments:

●	amendment to the amortization scheme of capital instalments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total amount of U.S.$11,666,667, the later amount being payable in six equal instalments maturing in February, March, May, June, August and September 2022;
●	the 2019 Onshore Credit Facility Agreement was amended in order to reflect the adjustments made on the Offshore Credit Facility, and to also replicate the covenants provided for under the Bimonetary Syndicated Loan; and
●	the Bimonetary Syndicated Loan was amended in order to align its provisions with the newly amended 2019 Credit Facilities.

Refinancing of AA2000’s Debt with Banco Macro S.A.

On January 21, 2020 AA2000 entered into a loan agreement with Banco Macro S.A. for an amount of U.S.$10.000.000. The loan was originally scheduled to be repaid in one installment on July 23, 2020 and accrued interest at a rate of 6%, payable 180 days after the date the funds were received.

On August 6, 2020, AA2000 entered into an agreement with Banco Macro S.A. to refinance this loan under which the principal payment was deferred to July 27, 2021 and accrued interest at an annual rate of 10.00% was scheduled to be paid in four quarterly, equal installments, the first three installments on October 26, 2020, January 25, 2020, April 26, 2021, and the fourth one on July 27, 2021. To secure its obligations under this refinancing agreement, AA2000 assigned 85% of the Company’s future credit rights against Aerolíneas Argentinas S.A. related to the domestic passenger use fees.

On July 29, 2021, AA2000 and Banco Macro S.A. entered into a second refinancing agreement under which the outstanding principal amount was scheduled to be paid in three equal installments on July 25, 2022, October 23, 2022, and December 23, 2022, and accrued interest at an annual rate of 7.75%, payable in six installments, on October 28, 2021, January 26, 2022, April 26, 2022, and the remaining three together with the principal installments. To secure its obligations under this refinancing agreement, AA2000 assigned 85% of its future credit rights against Aerolíneas Argentinas S.A. related to the domestic passenger use fees.

Other borrowings

On November 1, 2021 AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for U.S.$5 million.

The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve months and eighteen months, and 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

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

(i)Mandatory Redemption

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

(ii)Redemption at CA Italy’s Option

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

(iii)Redemption at Noteholders’ Option

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

(iv)General Covenants

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

TA

On June 30, 2015, TA entered into the following bank loans (i) with MPS Capital Service for the principal amount of €12.8 million to mature on January 2022, and (ii) with “Banca Infrastruture Innovazione e Sviluppo” (“BIIS”), for the principal amount of €40.0 million to mature in September 2027. These loans were mainly used to finance and support infrastructure investments at the Florence and Pisa Airports.

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

On November 6, 2020, the proceeds of a €85 million loan were disbursed to TA under a loan subscribed by Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia,” an Italian guarantee scheme intended to support Italian companies affected by the COVID-19 crisis. The financing has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions. As a consequence of such financing, TA cannot distribute any equity reserves without the approval of the majority of the banks.

During 2021, TA subscribed the following short term loans:  (i) BPM S.p.A for the principal amount of €3.5 million which was expected to mature in January 2022 but has been extended to July 2022, (ii) Banca Intesa San Paolo for the principal amount of €11.0 million which was expected to mature in March 2022 but has been extended to March 2023 (iii) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €5.0 million which will mature in April 2022, (iv) three different loans with Unicredit S.p.A. for the consolidated amount of  €8.5 million, all were expected to mature in March 2022, but have been extended to September 2022 (v) Unicredit S.p.A. for the principal amount of €1.0 million to mature in May 2022, (vi) with Credem Banca for the principal amount of €1.0 million which has matured in January 2022 and has been rapid in full, and (vii) with Monte dei Paschi di Siena for the principal amount of €11 million was expected to mature on March 2022 but has been extended to September 2022

Brazil

ICASGA

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

Upon a completion of a successful bidding process in the framework of the non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport, pursuant to which the operation of Natal Airport will be transferred to a different operator, the credit facility agreement is expected to be settled with the proceeds of the indemnification under the concession. This is expected to occur in October 2022.

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

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in USD with Banco Votorantim S.A. - Bahamas agency for $3.0 million due in June 2022. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brasil with ICAB (“Contrato de Prestaçao de Garantía “). This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of U.S.$3 million or its equivalent in Brazilian Real which cannot be lower than R$16.2 million-plus interest. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

Brazilian Refinancing Transactions

In December 2017, we entered into amendments and extension agreements with BNDES with respect to the ICAB Loans and the ICASGA Loans (the “BNDES Refinancing”).

With respect to the ICAB Loans, the BNDES Refinancing extended the final maturity and the interest-only payment terms of such loans for an additional two years, and provided an interest capitalization period for 50% of the interest due for two years. Also, the BNDES Refinancing increased the size of the credit facility commitments by an additional R$300.0 million. We repaid the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement (as defined below) with new borrowings under the BNDES Refinancing, and the release of certain amounts held in the debt service reserve accounts as a result of the extension of the interest-only repayment terms under such BNDES credit facilities.

With respect to the ICASGA Loans, the BNDES Refinancing extended the final maturity of such loans for an additional two years, extended the interest-only payment terms of such loans for an additional three years and provided an interest capitalization period for 50% of the interest due for two years.

In connection with the BNDES Refinancing, the Majority Shareholder and CAAP have agreed to not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain the Minimum Rating or a stand-alone rating (without including the sovereign rating) of at least B-. The BNDES Refinancing also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not achieved for any annual testing period. As of December 31, 2021, the Minimum Rating requirement was not achieved and upon ICAB’s and ICASGA’s requests, BNDES granted a waiver to such non-compliance until March 9, 2022.

ICAB and ICASGA were not able to comply with the Minimum Rating requirement as of March 9, 2022 and BNDES did not further extend the waiver. Therefore, as of March 2022, a penalty of 1% per annum over the outstanding amount is in force. The estimated total amount of such penalty for the year 2022 is R$13 million (equivalent to U.S.$2.3 million), which is already being paid by ICAB and ICASGA on a monthly basis, along with scheduled interest payments.

In connection with such non-compliance of the Minimum Rating requirement, BNDES is also entitled to request the guarantors (certain of our subsidiaries and the controlling shareholder) to post additional collateral which must be equivalent to 24 months of debt service. If such additional collateral is indeed requested, we expect this to create an additional obligation for certain of our subsidiaries and our controlling shareholder of approximately R$333 million (equivalent to U.S.$59.7 million). The Company is of the opinion that, if required, it would have sufficient funds to post such additional collateral.

Additionally, as of December 31, 2021, ICAB has not paid in full the 2021’s fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES Refinancing. As a result, the amount of U.S.$192.1 million is presented as current as of December 31, 2021 in our Audited Consolidated Financial Statement. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.”

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of the amount due and payable of the fixed concession fee and, even though, the Brazilian Ministry of Infrastructure granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings to verify if ICAB was on default.

Notwithstanding the process initiated by ANAC, ICAB initiated a judicial procedure. On February 2, 2022, a writ of mandamus was granted by a federal judge pursuant to which all actions against ICAB in connection with the lack of payment of the concession fee were automatically suspended. The process is still ongoing and although there can be no assurance as to the outcome of the proceedings, ICAB believes, based on the opinion of the ICAB’s external legal advisors, it is not likely that such writ of mandamus suspending actions against ICAB will be lifted or cancelled.

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

Exchange Offer to the Uruguayan Notes

On May 26, 2020, ACI Sudamerica completed an exchange offer pursuant to which 93.60% of the total original principal amount of the Uruguayan Notes were exchanged for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “Uruguayan Additional Notes”). As of December 31, 2020, the Uruguayan Additional Notes outstanding amount was U.S.$191.7 million.

The Uruguayan Additional Notes will have terms that are identical in all material respects to the terms of the Uruguayan Notes except that: (i) interest and the principal amount of the Uruguayan Additional Notes will be repaid in 26 installments on May 29 and November 29 of each year, commencing on May 29, 2020; provided that for the period from and including May 26, 2020 (the “Settlement Date”) to, and including, the payment date falling on May 29, 2021 (the “PIK Period”), ACI Sudamerica may elect not to pay in cash principal and interest due on the Uruguayan Additional Notes, and may instead (a) pay any interest due in kind by increasing the principal balance on the Uruguayan Additional Notes by the amount of such interest (such amount, “PIK Interest Payment”) and (b) defer any principal due (such amount, a “PIK Principal Payment”) with such deferred amounts to be repaid on a new amortization schedule. Upon such election (i) each remaining scheduled principal payment on the Uruguayan Additional Notes will be increased by a pro rata amount equal to such aggregate amount of principal deferred and interest paid in kind during the PIK Period, and (ii) the interest rate on the Uruguayan Additional Notes will be increased to 7.875% per annum, with respect to any interest period for which ACI Sudamerica has made such election; (ii) ACI Sudamerica has elected that no principal or interest was to be paid in cash on the May 29, 2020 payment date with respect to the Uruguayan Additional Notes and each such payment was automatically be deemed a PIK Principal Payment and a PIK Interest Payment, as applicable; (iii) at any time and from time to time, ACI Sudamerica will have the right, at its option, to redeem the Uruguayan Additional Notes in an amount not to exceed the aggregate amount of all PIK Principal Payments and PIK Interest Payments then outstanding at a redemption price equal to: (a) 100% of the Uruguayan Additional Notes being redeemed, plus (b) accrued and unpaid interest and additional amounts, if any, to the redemption date; provided that the aggregate principal amount of any such redemption shall not be less than U.S.$1,000,000; and (iv) substantially all of the restrictive covenants and events of default and related provisions under the Indenture executed in connection with the Uruguayan Notes were eliminated solely with respect to the Uruguayan Notes.

The Uruguayan Additional Notes and the Uruguayan Notes are secured by the same collateral on a pro rata and pari passu basis in accordance with the indenture and the related collateral documents, other than with respect to (i) the Uruguayan Additional Notes debt service reserve account, a special, segregated account in the name of ACI Sudamerica established and maintained in New York City, New York and which was established for the benefit of the Uruguayan Additional Notes and (ii) the Uruguayan Notes debt service reserve account, a U.S. Dollar-denominated segregated trust account maintained by the Bank of New York Mellon in the name of ACI Sudamerica, which is established for the benefit of the Uruguayan Notes.

New Exchange Offer to the Uruguayan Notes

On November 12, 2021 ACI Sudamerica issued U.S.$180.8 million aggregate principal amount of newly issued 6.875% Senior Secured Guaranteed Notes due 2034 (the “Uruguayan Series 2021 Notes”) in exchange for 40.62% of the total original principal amount of the Uruguayan Notes (Series 2015 Notes) and 96.43% of the original principal amount of the Uruguayan Additional Notes.  In the exchange offer, ACI Sudamerica also requested and obtained the necessary consents to enter and execute the Amended Carrasco Concession Agreement.

The Uruguayan Series 2021 Notes are secured on a pari passu basis by the collateral, except for (i) the pledge of all of the shares of ACI Sudamerica, which pledge is for the benefit of the Uruguayan Series 2021 Notes, the Uruguayan Additional Notes and the LC Parties (as defined below), (ii) a Series 2021 Debt Service Reserve Account established solely for the benefit of the Uruguayan Series 2021 Notes, (iii) a Series 2020 Debt Service Reserve Account established solely for the benefit of the Uruguayan Additional Notes, (iv) a Series 2015 Debt Service Reserve Account established solely for the benefit of the Uruguayan Notes, (v) a segregated account in the name of ACI Sudamerica to be established by The Bank of New York Mellon, as the Offshore Collateral Agent (the “Offshore Collateral Agent”), solely for the benefit of the Uruguayan Series 2021 Notes (the “Interest Payment Account”), to be funded with a portion of the proceeds of the issuance of the Uruguayan Series 2021 Notes, and (vi) a segregated account in the name of ACI Sudamerica to be established by Offshore Collateral Agent, solely for the benefit of the LC Parties.

In connection with exchange offer, ACI Sudamerica entered into a Letter of Credit Facility Agreement (the “LC Facility Agreement”) with the issuing banks and lenders party thereto (the “LC Parties”), Citibank, N.A., as Administrative Agent, and the Offshore Collateral Agent, for purposes of issuing one or more standby letters of credit, from time to time, to satisfy its obligation with respect to the Series 2021 Debt Service Reserve Account. ACI Sudamerica’s obligations under the LC Facility Agreement rank pari passu with the Uruguayan Series 2021 Notes, Uruguayan Additional Notes and the Uruguayan Notes, and is secured ratably by the collateral and be jointly and severally guaranteed by Cerelasur and Puerta del Sur.

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

On April 24, 2020, Puerta del Sur executed an amendment agreement with holders representing 75% of the aggregate principal outstanding amount of the Puerta del Sur Notes. The amendment agreement (i) defers the payments of principal originally scheduled for April 29, 2020 and October 29, 2020, to April 29, 2022 and October 29, 2022; (ii) modifies the debt service coverage ratio applicable to the Puerta del Sur Notes to 1.25 for 2020 (the ratio being measured as of December 31, 2020) and to 1.40 for 2021 (the ratio being measured as of December 31, 2021) (the “Modified DSCR”); (iii) allows for the payment of dividends by Puerta del Sur to Cerealsur so long as Puerta del Sur is in compliance with the Modified DSCR; (iv) limits the ability of Puerta del Sur to make dividend payments during the year ending December 31, 2020 in connection with its net income for the year ended December 31, 2019; and (v) makes an upfront payment of U.S.$87,000 to the holders of the Puerta del Sur Notes. The effectiveness of the amendment agreement was conditioned to the consummation of ACI Airport Sudamérica, S.A. exchange offer, which was consummated on May 26, 2020. On December 17, 2020, the holders representing 85.95% of the aggregate principal outstanding amount of the Puerta del Sur Notes, granted a waiver for non-compliance with the debt service coverage ratio as of December 31, 2020. The waiver is solely and exclusively applicable to the debt services coverage ratio to be measured on December 31, 2020, remaining valid, current and enforceable the remaining conditions, obligations and requirements set forth in the Issuance Document, particularly for the debt services coverage ratio to be measured on December 31, 2021

On October 6, 2021 a second amendment to agreement for the issuance of Negotiable Obligations was executed (the “Amendment”).  The Amendment provided an option in favor of Puerta del Sur (the “Option”), to be exercised between October 6, 2021 and December 28, 2021, to prepay the entire principal amount and unpaid accrued interests.  If this option is exercised, the balance will become due and Puerta del Sur will have to pay an additional amount to the noteholders, ranging from 3.5% to 4.5% of the principal amount depending on the final repayment date). As of December 31, 2021, the option has been exercised, the prepayment disbursed and the related guarantees were released.  The additional amount paid amounted approximately U.S.$348 thousand.

Other borrowing

On April 16, 2021, PDS obtained a loan of U.$.S10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting on April 2023. This loan is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for U.$.S1.5 million guaranteed by Corporación America Sudamericana S.A

CAISA

During 2020 and 2021, CAISA received different loans from Banco Santander S.A. in the total amount of up to U.S.$7.0 million to bear interest at an annual of 5.10% and maturing on April 30, 2027. The principal amount is to be paid in six annual installments in April of each year along with accrued interest, starting the first installment in April 2022.

Additionally, during 2020 and 2021, CAISA received different loans from Banco Itaú Uruguay S.A. in the total amount of up to U.S.$7.0 million, at a variable annual rate of LIBOR plus: (i) 2.5% until November 30, 2020, (ii) 2.84% from December 1, 2020 until October 31, 2021, and (iii) 3.8% from November 1, 2021 onwards. The principal amount is to be paid in six annual installments in April of each year, starting the first installment in April 2022.

Ecuador

In November 2019, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$9.0 million due in November 2024. Also, in December 2019, TAGSA entered into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$10.0 million due in February 2026. Both loans have a variable interest rate (an initial interest rate of 8.75% adjustable every 90 days) and quarterly payments of principal and interest.

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

Under the facility agreement, AIA must maintain ratios of debt to EBITDA, debt service coverage and adjusted debt services coverage ratios at a certain level, and may not, inter alia (i) declare, make or pay any dividend or interest on any unpaid dividend or; (ii) repay or distribute any dividend or share premium reserve without the prior written consent of the facility agent; provided that AIA may make or pay such dividends if:

●	such distribution is a distribution made in accordance with the use of proceeds under the facility agreement, (i.e., to refinance shareholder’s equity);
●	the distribution is constituted by payments to International Airports Management LLC (“IAM”) pursuant to certain management, know-how, technical and operations assistance agreement for so long as IAM remains a subsidiary of SCF, subject to a specified maximum amount; or
●	the following conditions are each satisfied: (i) certain financial ratios are satisfied prior to the distribution, and AIA certifies that it projects, based on reasonable assumptions, that those financial ratios will be satisfied following such distribution; (ii) during the month prior to each payment date under the credit facility an amount at least equal to the aggregate amount of (1) interest and scheduled principal repayments under the facility agreement due and payable on or prior to that payment date; and (2) interest, fees and all other financial charges (including principal repayments) in respect of any other specified financial indebtedness on or prior to that payment date, stands to the credit of a specified bank account; and (iii) no event of default under the facility agreement is continuing or would result from the making of such distribution.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. re-structured the terms of the debt, including maturity date (which was pushed to June 25, 2024), and additional clauses that modify the original restrictions and covenants, such as the fact that the borrower must, on or before the date any distribution is made, prepay the whole or part of the loans in the same amount as the Distribution Amount.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.TREND INFORMATION

The Company has implemented a number of actions to try to mitigate the impact of the COVID-19 pandemic, including: (i) the formation of a crises committee, composed of the Company’s chief executive officer and the chief financial officers of each subsidiary, (ii) measures to protect employees and passengers by enhancing safety and hygiene protocols, including remote working with only essential staff working on premises following health gear and additional sanitizing policies, (iii) implementation of cost control and cash preservation measures along all the operating companies, reducing maintenance and operating expenses as much as possible, while maintaining quality and safety standards, (iv) negotiation with suppliers regarding to extend payment terms and with regulatory agencies to renegotiate concession fees payment, and (v) reduction of capital expenditures program to the minimum possible. Despite these efforts, we expect our results of operations to be negatively impacted on future periods and for long as the health crisis continues. See “Item 5 Liquidity and Capital Resources—COVID-19 Virus Impact.”

In addition, governments continue to implement measures to prevent or mitigate the impact of the COVID-19 pandemic that affect demand for air travel and will likely affect our results of operation. As of the date of this annual report, the following are the restrictions and measures implemented in some of the countries in which we operate:

●	Argentina. Effective November 1, 2021, borders are open to all foreigners, regardless of their origin country, and since January 29, 2022, a PCR test for inbound fully vaccinated nationals and residents, and for foreigners arriving from neighboring countries, is no longer required. The remaining travelers are required to present a complete vaccination schedule and a negative PCR test within 72 hours (or a negative antigen test within 48 hours) prior to boarding. All bans on domestic travel were lifted by the end of October 2020.
●	Brazil. There are currently no restrictions on entry, however, all arriving passengers require an antigen test within 24 hours prior to boarding, or a negative PCR test within 72 hours prior to boarding.
●	Italy. The government has eased the restrictions and travelers are now required to present a full vaccination certificate together with a negative antigen test within 48 hours prior to boarding, or a negative PCR test within 72 hours prior to boarding.
●	Uruguay. Borders are fully open effective November 1, 2021, for all travelers who present a complete vaccination schedule and a negative PCR/Antigen test within at least 72/24 hours prior to boarding, regardless of their origin country.
●	Ecuador. There are no restrictions to domestic or international travel. International passengers, however, are required to present a negative PCR test within 72 hours prior to boarding, or a Covid-19 full vaccination certificate.
●	Armenia. There are no restrictions on air travel although some requirements apply upon entry including a negative PCR test upon arrival or a Covid-19 full vaccination certificate.

The above measures are updated as of the date of this annual report and may change in response to developments of the pandemic. The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, is having and will likely continue to have a negative impact on passenger traffic levels and air traffic operations and in our results of operation.”

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.CRITICAL ACCOUNTING ESTIMATES.

Our off-balance sheet risk arises principally as a result of our contingent obligations to third-party guarantors that provide performance bonds, sureties and other guarantees that are required to secure the performance of our obligations under our concession agreements. For a discussion of the performance bonds, sureties and other guarantees provided in our concession agreements, please see the following sections of  “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework”:  “Argentina—The AA2000 Concession Agreement—Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement,” “Italy—The Pisa Concession Agreement—Guarantees,” “Italy—The Florence Concession Agreement—Guarantees,” “Brazil—The Brazilian Concession Agreement—Guarantees and Other Financial Commitments,” “Uruguay—The Carrasco Concession Agreement—Guarantees,” “Ecuador—Terminal Aeroportuaria de Guayaquil S.A. TAGSA Concession—Guarantee and Performance Bonds,” “Ecuador—Aeropuerto Ecológico de Galápagos S.A. ECOGAL—Guarantee and Other Performance Bonds,” and Note 26 to our Audited Consolidated Financial Statements.

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Economico e Social “BNDES”) and Banco Citibank to ICAB, as determined by a final, non-appealable judgment of a court of competent jurisdiction. See “Item 7 Major Shareholders and Related-Party Transactions—Related Party Transactions—Other Transactions with Related-Parties—Registration Rights and Indemnification Agreement.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

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

Roderick H. McGeoch. On January 26, 2013 Mr. McGeoch became an Officer of the Order of Australia in recognition of his “distinguished service to the community through contributions to a range of organizations, and to sport, particularly through leadership in securing the Sydney Olympic Games.” He is a contributor in different social sectors including foreign representation, Honorary Consul of Luxemburg in Australia; arts; Trans-Tasman; telecommunications; sports; international Finance; Australia/New Zealand Leadership Forum; entertainment; law; and media and marketing. Mr. McGeoch has been a member of the Advisory Board of American Infrastructure Holdings since November 1, 2013; on November 1, 2009 he was appointed as Chairman of BGP Holdings Plc. He is also a consultant to Corporación América; a director of Destination New South; deputy Chairman of Sydney Cricket & Sports Ground Trust (Now Venues NSW) and in January 2005 was appointed Chairman of Vantage Private Equity Growth Limited. In May 2017 he was appointed Chairman of Chubb Insurance Australia; in July 2020 he was appointed Chairman of Australasia Media Company; in March 2020 he was appointed Chairman of the Advisory Committee of 99 Technology; in mid-2020 he was appointed a Director of TOGOV Pty Ltd; in August 2020 he was appointed Chairman of the Board of Surevision. Mr. McGeoch’s previous appointments include Chairman of MediaWorks as of October 31, 2013; and a director of the board of Ramsay Health Care Limited. Lately, he has also been appointed as director of AAP Corporation Pty Limited and will be appointed during 2022 as Chairman of the ATECO Group board of directors. He has served for many years on the Board of the Salvation Army Eastern Territories; was appointed to the Sky City Board of Directors in September 2002. Mr. McGeoch holds a Bachelor of Laws degree from the University of Sydney.

David Arendt. Mr. David Arendt is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, which he joined in May 2017. Mr. Arendt sits on the boards and board committees of Luxembourg based bank, insurance company, insurance broker, commercial/operating companies, GP’s of private equity, private debt, infrastructure and real estate funds as well as of the Luxembourg Export Credit Agency , the Luxembourg Automobile Club and the International School of Luxembourg. He also sits on the federal board and treasury committee of Humanity&Inclusion (also known as Handicap International), a leading NGO. Prior to his activity of independent director, he worked in Europe and the United States in law, finance and business. His career started in Law with the leading Luxembourg law firm Arendt & Medernach where he was associate from 1977 to 1980. He then moved to New York where he earned an LLM at New York University and was an associate at Debevoise & Plimpton LLP (1980-1982) and Shearman & Sterling LLP (1983-1987). His career in banking included positions in London, New York and Luxembourg at Prudential Securities (Vice President European Corporate Finance, 1987-1990), Merrill Lynch (Vice President Investment Banking, 1990-1994) and Banque Générale du Luxembourg (now BGL BNP Paribas) (Member of Management, 1994-1998). His career in business include executive management positions at Cargolux Airlines International SA, the all-cargo airline based in Luxembourg (Executive Vice President & Chief Financial Officer, 1998-2011) and Le Freeport Luxembourg (recently rebranded Luxembourg High Security Hub), a high tech/highly secure facility for storing and handling valuable goods (Managing Director and General Manager, 2012 to 2016). In parallel to his activity of independent director, Mr Arendt acts as consultant via Arendt Capital Sàrl, an economic consulting company he created in January 2017. Mr. Arendt holds a License in droit degree from the Université des Sciences Sociales, Grenoble, and a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University School of Law. He was a member of the Luxembourg and New York bars. He is a certified director by ILA (Institut Luxembourgeois des Administrateurs) and INSEAD (IDP-International Directors Program).

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

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, since September 2011. He is a member of the board of directors, a trustee or a member of audit committees of many European or International financial groups or corporations, most of them based in Luxembourg, with a particular focus in investment funds covering the entire spectrum of investment strategies, from long only to real assets. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007) at BNY Mellon, while he was a member of the board of directors of Crediinvest Sicav Luxembourg, Investcredit Sicav Luxembourg and of Goldman Sachs Structured Investments Sicav Luxembourg. He has also served at IMI Group (1993-2003), now known as IntesaSanPaolo Group; with IMI Bank (Lux) S.A. Luxembourg (2002-2003) as General Manager, while during the year 2003 he served as Member of the Securities Market Commission of the ABBL as principal delegate of the Italian Banks’ Association in Luxembourg; from 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, and from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, while he was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank; from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg as Head of Treasury and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro in Rome. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985), he is specialized in Swaps valuation, hedging and trading strategies at ICMB Geneva in 1994.

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

The following table sets forth certain relevant information about our officers and senior management:

Name	Date of Birth	Position	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Chief Executive Officer	September 14, 2017
Jorge Arruda	April 9, 1968	CFO	April 30, 2021
Raúl Galante	July 24, 1960	Head of Accounting and Tax	September 14, 2017
Roberto Naldi	February 17, 1953	Head of European Business Development	September 14, 2017
Andrés Zenarruza	July 22, 1976	Head of Legal & Compliance	September 14, 2017
Eugenio Perissé	March 2, 1959	Head of Business Development	September 14, 2017

Set forth below is a summary of the business experience of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

Jorge Arruda. Mr. Arruda is our CFO. He joined CAAP in 2014 and served as Head of Finance and M&A until April 30, 2021 when he was appointed as the Company's CFO. He is also CEO of Inframerica Brazil. Mr. Arruda has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil.

Raúl Galante. Mr. Galante is our Head of Accounting and Tax, and he has also served as Chief Financial Officer for CAISA and Puerta del Sur, from 2008 to 2013, respectively. He also serves as director of Puerta del Sur, TAGSA, and as member of the board of ICASGA and ICAB; he also served as vice president of the board of directors of CAISA. Mr. Galante has 12 years of experience in the airport industry, and his prior experience includes serving as CFO for companies of the EXXEL Group from 1998 to 2003 and as CFO of Malteria Uruguay from 1992 to 1998. Mr. Galante has a Public Accountant degree from the Universidad de la República, Montevideo, Uruguay. On November 17, 2021 the Company resolved to appoint Mr. Martín Cossatti to the position of Head of Accounting, Planning and Tax of CAAP effective May 1, 2022, succeeding Mr. Raúl Galante in this position.

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

Andrés Zenarruza. Mr. Zenarruza is our Head of Legal & Compliance. Prior to joining us, Mr. Zenarruza practiced law in the legal department of the Corporate and Investment Bank of Citi in Argentina and as an associate at Baker and McKenzie’s Buenos Aires office. He received his law degree from the University of Buenos Aires (UBA) and a Master of Laws from the University of Cambridge in 2002. Mr. Zenarruza is a British Chevening Scholar and a Cambridge Overseas Trust Scholar.

Eugenio Perissé. Mr. Perissé is our Head of Business Development. Mr. Perissé has over 30 years of experience in airport planning, project coordination and on-site construction management. Mr. Perissé has an Architectural degree from Buenos Aires University.

B.COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2021, the total compensation payable to our directors and senior management was U.S.$4.4 million. The compensation plan applicable to CAAP’s directors was approved in May 2020 by the Annual General Meeting of the Shareholders.

Management Compensation Plan

On August 20, 2020, our board of directors adopted the Management Compensation Plan (the “Management Plan”), which we refer to as the Management Plan in this annual report. The purpose of the Management Plan is to permit executives and key employees of either the Company, or any of its subsidiaries or certain eligible affiliates acting as employers who are eligible to receive an annual incentive compensation consisting either of (i) a certain number of shares in the share capital of the Company or of (ii) contractual rights (not documented by a certificate or otherwise) to receive, at a certain point in time, a certain number of Shares, thereby encouraging the employees to focus on the long term growth and profitability of the Company.

The maximum number of shares allocable under the Management Plan is 2% of the total outstanding shares of the Company at all times during the validity of the Management Plan. The shares to be allocated may be (i) issued via the authorized but unissued share capital of the Company or (ii) transferred either (a) from shares repurchased by the Company and held in the treasury (actions de trésorerie) or (b) from shares purchased directly on the open market or otherwise.

The rights granted under the Management Plan are subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the terms of the Management Plan, as the Compensation Committee shall deem desirable at its sole discretion: provided however, that, changes adversely affecting the rights of an employee (at least the ones not in his/her favor) to receive rights need to be consented to by such employee:

●	Consideration. Each right shall give the right to receive 1 (one) share or its equivalent in cash, as defined above, and shall be granted in lieu of the employees’ payout or in lieu of other incentive compensation (being a portion of them or representing their entirety) as determined by the Committee at its sole discretion. The Committee shall determine the number of rights or the manner of determining the number of rights available to be granted, subject to the total number of rights available under the Management Plan for such year, and the amount or the method of determining the consideration to be given by each employee, taking into consideration appropriate factors in making such determinations, such as interest rates, volatility of the market price of the shares issued in the share capital of the Company and the term of the restriction affecting the disposal of the rights granted (if any).

●	Vesting. Standard vesting period shall be three years. The Committee will determine when the rights shall become disposable in full. The Committee will further determine whether such rights upon vesting and becoming exercisable shall be payable by the Company -at their respective date of vesting- either by payment in shares or by payment in cash or a combination of them, as determined by the Committee in its sole discretion.
●	Time for Exercise:
●	Death, total disability (as determined by the public social security body the employee is subject to), or normal retirement of employee: if the employment contract of the employee with the Company is terminated by reason of the employee’s death, total disability, or normal retirement, the rights shall become disposable in full on the termination date.
●	Termination at the initiative of the employee: if the employment contract of the employee with the Company is terminated at the initiative of the employee before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Plan shall be forfeited.
●	Termination at the initiative of the Company without Cause: if the employment contract of the employee with the Company is terminated at the initiative of the Company without Cause before his/her rights become exercisable/are exercised for any reason, the rights shall become disposable in full on the employee’s termination date.
●	Termination at the initiative of the Company with Cause: if the employment contract of the employee is terminated at the initiative of the Company for Cause (including without limitation due to an Act of Misconduct, bad performance, violation of the Company’s rules or the terms of the statutory documentation, etc.) before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Plan shall be forfeited.
●	Delisting. In the event that the shares are delisted from the New York Stock Exchange, then on and after the delisting date, the Company reserves the right to (a) cancel any outstanding rights, unless the Committee determines otherwise in its sole discretion, and (b) repurchase any shares previously allocated to any employee, at the closing price of the shares on the trading day immediately preceding the delisting date, or otherwise at the price agreed by the Committee with such employee.

C.BOARD PRACTICES

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

Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies applicable to all of our directors, officers and employees. We have also adopted an additional code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. Our articles of association require any director to refrain from voting on or approving of any related-party agreement with such director or party related to such director. Our Corporate

Governance Code, Code of Conduct and related integrity policies and Code of Ethics for senior financial officers provide additional procedures for the audit committee and the board of directors to identify, report, review and approve any related-party agreements with directors or senior management (or any affiliate other than us). A copy of these documents is available on our website at http://investors.corporacionamericaairports.com. We expect that any significant amendments to such codes, or any waivers of their requirements, will be disclosed on our website.

Audit Committee

The Audit Committee consists of the following three directors: Valérie Pechon (Member), David Arendt (President and Financial Expert) and Carlo Montagna (Member). Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A-3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governance code, which is available on our website. The primary responsibilities of the Audit Committee include the following:

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

Executive Committee

The Executive Committee consists of four members: Martín Francisco Antranik Eurnekian (Chief Executive Officer), Jorge Arruda (Chief Financial Officer), Raúl Galante (Head of Accounting and Tax) and Andrés Zenarruza (Head of Legal & Compliance). Our Chief Executive Officer (Martín Francisco Antranik Eurnekian) is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following:

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

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members: our Chief Executive Officer, our CFO,our Head of Business Development, our Head of European Business Development, our Head of Accounting and Tax as the regular members. The Acquisitions and Business Development Committee is currently comprised of Martín Francisco Antranik Eurnekian, Jorge Arruda, Eugenio Perissé, Roberto Naldi and Raúl Galante. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martín Francisco Antranik Eurnekian). The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Acquisitions and Business Development Committee include the following:

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

Disclosure Committee

The Disclosure Committee currently consists of four members: our Chief Executive Officer, Martín Francisco Antranik Eurnekian, our Chief Financial Officer, Jorge Arruda, our Head of Legal & Compliance, Andrés Zenarruza and our Investor Relations Manager, Patricio Esnaola. This Committee oversees and reviews all materials for which there is a disclosure requirement. This committee meets at regular intervals in order to review all data.

Compensation Committee

The Compensation Committee currently consists of three members: our Chief Executive Officer, Martín Francisco Antranik Eurnekian, the Chairman of the Board of Directors, Máximo Bomchil, and the Independent Director, Mr. David Arendt. This Committee oversees and reviews the specific awards to be granted, based on the proposal to be submitted by the plan administrator.

D.EMPLOYEES

As of December 31, 2021, 2020 and 2019, we had 5,786, 5,822 and 6,299 employees, respectively, of whom 5,167, 5,201 and 5,591, respectively, worked on activities such as operations, maintenance, security, customer services, parking and fees collection sector; and 619, 621 and 707, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate. As of December 31, 2021, 2020 and 2019, 66.1%, 66.1% and 65.2%, respectively, of our employees in Argentina were represented by two unions: (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico. The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016. We negotiate this collective bargaining agreement, and the other labor agreements to which we are a party, on an annual basis. We have not experienced any significant labor conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives. See “Item 3 Key Information-Risk Factors—Risks Related to Our Business and Industry—We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.”

In addition, as of December 31, 2021, 2020 and 2019, 416, 423 and 431, respectively, of our employees in Italy (approximately 50.4%, 51.3% and 49.4%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract.

As of December 31, 2021, 108 of our employees in Brazil (approximately 12%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2021, 2020 and 2019:

	Number of Employees
	2021	2020	2019
Operations and infrastructure	5,167	5,201	5,591
Administration	619	621	707
Total	5,786	5,822	6,299

E.SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of April 1, 2022:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;
●	each of our directors and executive officers individually; and
●	all directors and executive officers as a group.

As of April 1, 2022, we had 163,222,707 issued and outstanding common shares of which 2,485.445 are held as treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 4 rue de la Gréve, L-1643 Luxembourg.

Common shares Beneficially
Owned
as of April 1, 2022
Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	80.53%
Helikon Investments Ltd.	9,439,112	5.78%
Our executive officers and directors:
Martín Francisco Antranik Eurnekian	-	-%
Máximo Bomchil	-	-%
Roderick H. McGeoch	-	-%
David Arendt	-	-%
Valerie Pechon	-	-%
Carlo Alberto Montagna	-	-%
Daniel Marx	-	-%
Raúl Galante	-	-%
Jorge Arruda	-	-%
Roberto Naldi	-	-%
Andres Zenarruza	-	-%
Eugenio Perissé	-	-%
All executive officers and directors as a group:	-	-%

ACI Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in Luxembourg, is 100% controlled by CAI which is 100% controlled by SCF.SCF manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

B.RELATED-PARTY TRANSACTIONS

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

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled by members of the Eurnekian family. Currently, Proden provides technology outsourcing services to our following subsidiaries:  CAISA, AIA, and AA2000, but until December 31, 2020 also provided services to Puerta del Sur, TCU and TAGSA. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008, as recently amended, AA2000 pays Proden a monthly rental fee of U.S.$227,985. During the years ended December 31, 2021, 2020 and 2019, we recorded expenses of U.S.$4.5 million, U.S.$2.8 million and U.S.$4.4 million, respectively, in connection with the services provided to all of our subsidiaries and with the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, is a corporation (sociedad anónima) organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides compliance, legal, accounting, investor relations and business development services to CAAP and technology outsourcing services to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA, CASA, CAS Panamá, Corporación Aeroportuaria S.A and CASE. During the year ended December 31, 2021, 2020 and 2019, we recorded expenses of SIASA U.S.$2.9 million, U.S.$3.0 and U.S.$3.6 million, respectively, corresponding to these services rendered to all the aforementioned subsidiaries.

Helport S.A.

Helport S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Helport”).Helport is currently controlled by Corporación Constructora S.A., which in turn is indirectly controlled by SCF.Helport provides AA2000 with a broad range of construction services. During the years ended December 31, 2021, 2020 and 2019, AA2000 recorded expenses of U.S.$0.2 million, U.S.$2.6 million and U.S.$9.4 million, respectively. As of December 31, 2021, 2020 and 2019, AA2000 owed Helport U.S.$35.1 thousand, U.S.$1.0 million and U.S.$1.9 million, respectively.

Financing Agreements

Other Financial Agreements

As of December 31, 2021, 2020 and 2019 related parties owed CAAP and its subsidiaries U.S.$2.8 million, U.S.$6.9 million and U.S.$7.1 million, respectively, under other related party financing agreements. For the years ended December 31, 2021, 2020 and 2019, we had accrued interest income of U.S.$0.2 million, U.S.$0.2 million and U.S.$0.1 million, respectively, in respect of such related party financing agreements.

Other Transactions with Related-Parties

ECOGAL Management Support Agreement—Galapagos Airport

Between April 15, 2011 and December 31, 2019, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries. Pursuant to this management support agreement, CASE collected the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL paid CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. From January 1, 2020, ECOGAL signed a new management support agreement with Cedicor S.A. Sucursal Ecuador under the same conditions of the previous agreement. During the years ended December 31, 2021, ECOGAL recorded expenses for an amount of U.S.$0.3 million with Cedicor S.A Sucursal Ecuador. As of December 31, 2021, 2020 and 2019 ECOGAL owed CASE U.S.$1.1 million, U.S.$1.3 million and U.S.$1.2 million, respectively. As of December 31, 2021, ECOGAL owed Cedicor Sucursal Ecuador U.S.$0.5 million.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and IAM, one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM a fee equal to 5% of the aeronautical revenue of the airport, payable within 30 days of the end of each calendar month. During the years ended December 31, 2021, 2020 and 2019, AIA recorded expenses for an amount U.S.$2.3 million, U.S.$1.1 million and U.S.$2.9 million, respectively, in respect of such services. As of December 31, 2021, 2020 and 2019, AIA owed IAM U.S.$0.2 million, U.S.$0.1 million and U.S.$0.2 million, respectively.

Cash and Equivalents

As of December 31, 2021, 2020 and 2019, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$21.6 million, U.S.$11.8 million and U.S.$15.3 million, respectively.

Term deposits

As of December 31, 2021, 2020 and 2019, AIA maintained term deposits in Converse Bank for U.S.$9.8 million, U.S.$9.9 million and U.S.$10.0 million, respectively.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several related-party agreements in addition to the ones described above. During year ended December 31, 2021, 2020 and 2019, related parties rendered services to us in an amount of U.S.$5.3 million, U.S.$8.6 million and U.S.$4.3 million, respectively. Overall, as of December 31, 2020, we owed U.S.$0.7 million, and as of December 31, 2021 and 2019 we were owed U.S.$6.3 million and U.S.$1.8 million for related-party transactions, respectively.

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

Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Majority Shareholder under certain credit facilities provided by the BNDES and Banco Citibank to ICAB, in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction (see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”). The pro rata portion of such liabilities equals the aggregate amount of such losses, claims, damages and liabilities multiplied by the aggregate percentage of our capital stock (on a fully-diluted basis) which is not otherwise held by the Majority Shareholder and any of its affiliates.

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

As a solution, a “General Remediation Agreement” was subscribed with ASSUPA in which it was established the execution of specific agreements for each airport where remediation works should be conducted and in which the guidelines for each remediation work will be established. It was also agreed that these works will be financed with the “Patrimonio de Afectación para el Financiamiento de Obras en los Aeropuertos que conforman el Grupo “A” del Sistema Nacional De Aeropuertos (SNA) (2,5%).

On April 15, 2021, another specific agreement for the remediation of Ezeiza Airport was also subscribed. Both agreements subscribed with ASSUPA were submitted to ORSNA and was also approved by the Court on August 30, 2021.

In addition, an agreement regarding the fees of the organization´s lawyers involved in all past and present judicial activity until the process ends has also been subscribed. The amounts involved in these agreements are roughly US.$7 million. US.$5 million are linked to the counterpart lawyer´s fees and US.$2 million are linked to the counterpart expert’s fees.

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

The total amount claimed under these two proceedings was AR$15.0 million. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions, plus interest, through a facility payment regime set forth by General Resolution No. 3806. Pursuant to this regime, AA2000 must pay AR$18.4 million in 36 consecutive monthly installments. As of the date of this annual report AA2000 has paid all of the monthly installments due to date under this facility.

In connection with these two claims, the National Tax Court regulated attorney’s fees for AR$613,458. AA2000 appealed the decision before the National Chamber of Appeals who then confirmed the amount. In March 2018, AA2000 paid these fees in full.

The third and most significant tax assessment procedure was for AR$363.0 million with respect to income tax undocumented exemptions payments (pursuant to Section 37 of the Argentine Income Tax Code). The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by Corporación América Sudamericana S.A (“CAS”), one of its shareholders, were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of this assessment proceeding to the Argentine National Tax Court.

Although we believe that we had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017, AA2000 agreed to comply with the extraordinary regime of regularization of tax obligations set forth by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The amount that AA2000 must pay under such extraordinary regime is AR.$166.3 million plus interest, in 60 consecutive monthly installments starting in March 2017. AA2000 has paid all of the monthly installments due to date.

The National Tax Court regulated attorney fees for approximately AR$4.0 million. On September 18, 2018, AA2000 appealed the decision before the National Chamber of Appeal, upon which, on April 30, 2019, the Chamber reduced the attorney’s fee to approximately AR$1.2 million.On May 11, 2019, AA2000 subscribed a plan to pay the attorney’s fees in 12 (twelve) monthly and consecutive installments, which were fully paid in April 2020.

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

Conflicts with Aerolíneas Argentinas

Aerolíneas Argentinas, AA2000’s current main customer, has stopped making certain commercial payments to AA2000. As a consequence, Aerolíneas Argentinas has, and has had for an extended period of time, an outstanding debt with AA2000.

In February 2021, Aerolíneas Argentinas submitted a debt recognition proposal for the amounts owed until March 31, 2020 (AR$120,586,290.10 and U.S.$36,542,036.83), by which such amounts would be assigned to the Trust for Strengthening of the National Airport System. On February 4, 2021, AA2000 accepted the aforementioned proposal and, in compliance with the provisions of Art 15 of the Trust Agreement dated December 29, 2009, requested ORSNA, prior intervention of the Ministry of Transportation, authorization for the assignment of such amounts.

On July 21, 2021, by note AA2000-ADM-1019/21, AA2000 sent the request for the application of the amounts to be integrated into the different accounts of the Trust for Strengthening of the National Airport System (FFSNA) for the purposes of the application of the assigned debt certificate. AA2000 agreed with ORSNA the way in which such assigned credits would be applied, to become effective upon endorsement by the Ministry of Transportation. As of the date of this of this annual report, AA2000 and Aerolíneas Argentinas are in negotiations to reconcile the outstanding debt. Furthermore, during 2022, Aerolíneas Argentinas cancelled a portion of the remaining debt for approximately U.S.$16.2 million and continues negotiating to reconcile and agree the outstanding balance.

Miscellaneous

In connection with, and as a condition to, the extension of the AA2000´s Concession Agreement entered into in December 2020, AA2000 agreed to desist of certain administrative claims that had against the ORSNA. The amount of administrative claims desisted by AA2000 amounted to AR$149 million. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension”

Civil Proceedings

On March 29, 2021, a judicial judgement was issued by the Ezeiza´s Paz Court subscribing a claim initiated by the Municipalidad of Ezeiza in connection to AA2000´s default in the payment of the aeronautic fee for the period 2020. The amount involved in this proceeding is roughly U.S.$800,000. As of the date of this annual report, the parties reached an agreement to cancel the debt by paying it in installments, once the claim returns from the Appeals Court to the Ezeiza Paz Court.

On October 26, 2018, Aeropuertos del Neuquén S.A. (“ANSA”) was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018.

On December 4, 2018, the first instance court ordered a seizure on the ANSA’s accounts for the amount of approximately U.S.$0.6 million. The seizure was replaced by an insurance policy.

On December 3, 2019, the evidence stage started and on May 20, 2021, ANSA produced all the evidence offered. The parties presented the closing arguments. The first instance ruling is pending. As of the date of this annual report, the total amount of the claim currently arises to U.S.$5.3 million.

Brazilian Proceedings

ICAB

Administrative Proceedings before the Brazilian ANAC

On July 9, 2020, ICAB filed claims before the Brazilian ANAC in the total amount of R$216.8 million, requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the loss of income and drastic reduction of revenues due to the unforeseen impact of the COVID-19 pandemic.

On November 25, 2020, ANAC granted ICAB an economic re-equilibrium due to the pandemic in the amount of R$184.8 million. The amount is in line with the amount requested by ICAB and is in connection with the losses suffered during the 2020 fiscal year and was deducted from the fixed and monthly concession fees payable under the concession.

On May 20, 2021, ICAB filed a claim before the Brazilian ANAC in the total amount of R$2,045 billion, requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the projection of loss of income and drastic reduction of revenues due to the pandemic for the duration of the whole Concession Agreement.

Since ANAC´s decision was taking longer than expected ICAB decided to request separately the economic re-equilibrium relative to 2021. On January 18, 2022, ANAC granted ICAB an economic re-equilibrium due to the pandemic for the year of 2021 in the amount of R$136 million, to be deducted from the 2021 fixed concession fee.

On December 2021, ICAB requested ANAC to reschedule 50% of the 2021 fixed concession fee, as granted by Brazilian Ministry of Infrastructure. ANAC denied that claim. ICAB decided to make formal claim against ANAC.

In December 2021, after ICAB partially paid the 2021 fixed concession fee due to the pending requests of economic re-equilibrium due to the pandemic, ANAC started an administrative procedure to verify if the Company was on default with the Concession Agreement Payments. We submitted our defense, and the procedure was suspended after a Federal Judge granted a decision.

Civil Proceedings

Inframérica identified three payments, in the total amount of approximately R$858.000, made during 2014 by ICAB (when Infravix was still an indirect shareholder of the Inframérica) to individuals or entities for which Inframérica was unable to clearly identify a proper purpose.  On September 14, 2019, Receita Federal imposed Inframerica to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were without cause or did not identify a beneficiary. ICAB is contesting the fine through an administrative procedure and either ICAB nor ICASGA have been notified of any investigation against them. The outcome of this procedure is still uncertain, but if the fine is confirmed, it could affect our operation results.

In December 2018, Avianca, an airline that operated at the Brasilia Airport and Natal Airport filed a request for judicial recovery. On December 10, 2018, approximately R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding. Additionally, ICAB filed a debt judicial collection against Avianca for the amount of R$7.2 million with respect to debt not included in the judicial recovery. On July 4, 2019, the Brazilian court judge granted ICAB the right to liquidate assets of Avianca located within the Brasilia Airport for a value equal to the total outstanding amount. On September 16, 2019, R$900,000 were recollected through such liquidation process while the outstanding amount is currently under the expert assessment to determine the assets value.

During 2020, Tribunal de Contas da União (TCU) instructed INFRAERO (ICAB’s shareholder) to conduct an audit on ICAB with respect to the contract Inframerica signed with Helvix (a joint venture between Helport and Engevix) for the major remodeling on the Brasilia Airport between 2012-2014, pursuant to the terms of the Brasilia Concession Agreement.

On September 9, 2020, INFRAERO informed ICAB about the audit results and although no evidence of excessive pricing was found on the main contract, INFRAERO mentioned the potential existence of certain irregularities on the four amendments to the agreement. On September 22, 2020, Inframerica filed a response alleging the inexistence of the referred irregularities.  INFRAERO is currently reviewing the document and a final determination about the case is still pending. If confirmed, INFRAERO could recommend Inframerica to demand a reparation from Helvix from R$40 million to R$150 million.

On January 2022, ICAB filed a lawsuit against ANAC, regarding the right to reschedule 50% of the 2021 fixed concession fee, as granted by Brazilian Ministry of Infrastructure. On February 2022, a provisional decision was granted, suspending ANAC´s decision and ICAB´s default until a final decision.

Tax Proceedings

In September 2014, ICAB initiated a lawsuit that disputes the legality of the Property and Urban Territorial Tax (IPTU) collected by the Federal District. In October 2014, the judge granted a provisional decision by suspending the tax collection, and in April 2015, a further ruling found the collection as unfounded.

The Federal District initiated a new lawsuit, demanding the payment of R$5.0 million on pending IPTU. On January 21, 2020, ICAB was notified about this new proceeding and on March of 2020, ICAB filed a response arguing that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. Many airports in Brazil are facing the same discussion.  This lawsuit is pending as of the date of this annual report.

ICASGA

Administrative Proceedings before the Brazilian ANAC

Re-equilibrium Requests

On July 9, 2020, ICASGA filed claims before the Brazilian ANAC, in the total amount of R$27.8 million, requesting the economic re-equilibrium under the Natal Concession Agreement based on the losses end cost management incurred due to the COVID-19 pandemic. The amount is based on the loss of income and drastic reduction of revenues due to the unforeseeable circumstances created by the pandemic.

On November 25, 2020 ANAC granted ICASGA an economic re-equilibrium due to the pandemic in the amount of R$20.5 million. The amount is in line with the amount requested by ICAB and is in connection with the losses suffered during the 2020 fiscal year. The amount will be received through an increase in aeronautical tariffs.

On January 12, 2021, ICASGA was granted the re-equilibrium due to the landing strip renovation in the amount of R$8.8 million, which were be received through the increase of boarding fees in 2021.

On October 5, 2021, ICASGA also filed claims before the Brazilian ANAC for the total amount of R$38.8 million, requesting the economic re-equilibrium under the Natal Concession Agreement based on the losses end cost management incurred due to COVID-19 pandemic during the years 2021 and 2022. The amount is based on the loss of income and drastic reduction of revenues due to the unforeseeable circumstances created by the pandemic.

Re-Bidding Process

On March 5, 2020 ICASGA filed a request to the Brazilian Federal Government and ANAC to start the re-bidding process of the Natal Airport. If the request is approved, the operation of Natal Airport will be transferred to a different operator after a new bidding process, and an indemnification payment will be made to ICASGA, to be determined by authorities, which will be primarily based on non-amortized capital expenditure investments. In the interim, ICASGA will maintain all airport operations.

On May 26, 2020 ANAC approved the technical and legal feasibility of the request for re-bidding being the first step in the procedure. Also, on June 3, 2020 the Ministry of Infrastructure approved the compatibility of the request for re-bidding with the sector’s public policy. On June 10, 2020 the PPI (Investment Partnership Program) Committee gave a favorable opinion to the qualification of the project’s re-bidding. Finally, on November 19, 2020, ICASGA and ANAC signed an amendment to the Natal Concession Agreement to regulate the rebidding process.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of Sao Goncalo do Amarante to dispute the legality of the IPTU collected by the City of São Gonçalo do Amarante.

On January 18, 2018, the judge granted a provisional decision, by suspending the tax collection and on August 27, 2019, a further ruling g found the collection as unfounded. The Municipality appealed and obtained a provisional decision, which allowed for the collection of such tax up to the amount of approximately R$17 million. On December 11, 2019, ICASGA appealed against that provisional decision, which was granted on May 27, 2020 and consequently, the tax collection was suspended. The Municipality appealed again before the Brazilian Supreme Court and on June 16, 2020 such appeal was denied. The tax collection remains suspended until trial by the State Court is completed.

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal.  Therefore, the judgement dismissing the collection of IPTU against ICASGA was confirmed. As of the date of this annual report, the Municipality still has the right to submit a final appeal before the Brazilian Supreme Court.

Italian Proceedings

In 2018, TA entered into two purchase agreements with Nuove Iniziative Toscane (NIT) with the preliminary commitment to purchase from NIT, land and buildings located in the "Piana di Castello" near the Municipality of Florence. Under the first agreement, the expected price was €75 million, of which €3 million were paid as a deposit on the execution date. Under the second agreement, the expected price was €90,000, of which €8,000 were already paid before the execution date.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan claiming the fulfillment of the conditions precedent and requesting TA to pay the remaining purchase price, plus costs and damages such as pecuniary damages.

On January 20, 2022, TA answered the claim by rejecting, as inadmissible and unfounded, all the requests made by NIT, taking into consideration the non-occurrence of the conditions precedent, and consequently condemn NIT to immediately return the sums already paid by TA. Based on TA’s counsel opinion, no provision has been recognized for this matter.

Ecuadorian Proceedings

Tax Proceedings

On October 12, 2020, the Ecuadorian tax authority “Servicio de Rentas Internas” (SRI) determined through Act No. D28-A50ADBC20-00000040, that TAGSA should pay an amount of up to approximately U.S.$0.9 million with respect to withholdings income tax practices for the year 2017. Pursuant to SRI, the company should have made the withholdings on dividend payments corresponding to the shares of Corporación Aeroportuaria in the amount of U.S.$904,935.25 at source, on the basis that dividends were paid directly or through intermediaries to companies domiciled in tax havens, due to the fact that Luxembourg is considered a tax heaven in Ecuador.

On November 10, 2020, TAGSA filed an administrative complaint against such determination which was denied.  After careful analysis, in order to challenge SRI’s criteria, on March 5, 2021, TAGSA filed a judicial claim involving an amount of approximately U.S.$1.4 million. The preliminary hearing already took place, and the parties are currently waiting to receive the judicial decision on February 18, 2022.

In addition, the SRI determined that TAGSA has to pay roughly the amount of U.S.$3.2 million linked to the year 2017 withholding tax. On April 27, 2021, TAGSA submitted the request for a nullity, which was rejected on November 8, 2021, by the SRI.  TAGSA submitted a judicial claim on January 31, 2022, for an amount of U.S.$4.5 million which remains open as of the date of this annual report.

Civil Proceedings

On March 2, 2021, supplier Geovan S.A., filled a civil against ECOGAL for an amount of U.S.$650,000, alleging ECOGAL’s breach of contract due to the non-payment of performed construction works.

The claim was answered on June 23, 2021 by ECOGAL and the preliminary hearing took place on October 23, 2021. The parties could not arrive to a mediation solution and are currently waiting for a new date for the preliminary hearing to take place.

Dividend Distribution Policy

The declaration and payment of future dividends to holders of our common shares will be at the discretion of the annual general meeting and/or our board of directors, in case of interim dividend distributions, and will depend upon many factors, including our financial condition, earnings, distributable profits, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any present or future indebtedness that we or they may incur. For further information regarding the restrictions on our ability to declare and pay dividends, see “Item 3 Key Information—Risk Factors— Risks Related to Our Common Shares—Our ability to pay dividends is restricted under Luxembourg law,” and “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 33 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

ITEM 9.THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

Our common shares trade solely on the NYSE under the symbol “CAAP.” Our common shares do not trade in any other market.

B.DISTRIBUTION PLAN

Not applicable.

C.MARKETS

Our common shares began trading on the NYSE under the symbol “CAAP,” in connection with our initial public offering, on February 1, 2018.

D.SELLING SHAREHOLDERS

Not applicable.

E.EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

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

“5.1 Issued share capital

The share capital is set at one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven US dollars (U.S.$163,222,707), represented by one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven (163,222,707) shares having a nominal value of one US dollar (U.S.$1) each.”

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

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Since our incorporation, other than a capital increase by the conversion of reserves and the recent capital increase in connection with the Management Plan (see “Item 6-Compensation — Management Compensation Plan”), there have been no material changes to our share capital. We have not undergone any bankruptcy, receivership or similar proceedings.

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

Our authorized share capital consists of 225,000,000 common shares with a nominal value of U.S.$1.00 per share, out of which 209,894,793 common shares with a nominal value of U.S.$1.00 are left. We have 163,222,707 common shares issued and outstanding shares, of which 2,485,445 are held as treasury shares. All of our issued and outstanding common shares are fully paid and the board of directors cannot call on or compel our shareholders to contribute additional amounts to the Company.

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

Non-Distributable Reserve

Our articles of association provide for the creation of a non-distributable reserve. We recorded this non-distributable reserve in the amount of U.S.$1,358.0 million. The non-distributable reserve may be reduced by a resolution adopted by the general meeting of shareholders or by an amendment of the articles of association.

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

C.MATERIAL CONTRACTS

We have not entered into any material contracts during the preceding two years which were outside the ordinary course of business.

D.EXCHANGE CONTROLS

None.

E.TAXATION

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

Prospective purchasers of our common shares (“Shareholders”) should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, net wealth tax as well as the solidarity surcharge invariably applies to most corporate taxpayers’ resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

A fixed registration duty of EUR75 will be due at the moment of the incorporation of the Company, in case of amendment to the articles of association, or upon transfer to Luxembourg of the registered office or the central administration of a civil or commercial company.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 24.94% for the fiscal year ending on December 31, 2021 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates, and all deductible expenses of the Company will be deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

The Company is subject to net wealth tax levied annually at a 0.5% rate on an amount up to EUR500 million and 0.05% on the amount of taxable net wealth exceeding EUR500 million. Under certain conditions, qualifying participations may be exempt from net wealth tax under the Luxembourg participation exemption regime.

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

Where the recipient of the dividend is not a U.S. corporation but is located elsewhere, a withholding tax exemption may apply under the participation exemption if cumulatively (i) the Shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation having an acquisition price of at least EUR1.2 million (or an equivalent amount in another currency). Holding participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity.

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

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares:

●	that is for U.S. federal income tax purposes one of the following:
●	an individual citizen or resident of the United States;
●	a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any political subdivision thereof, or the District of Columbia; or
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;
●	who holds the common shares as capital assets for U.S. federal income tax purposes;
●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and
●	whose holding is not effectively connected with a business carried on through a permanent establishment in Luxembourg.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2021 taxable year and does not expect to be a PFIC for its 2022 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

Argentine Tax Considerations

The Income Tax Law contains rules on the indirect transfer of shares with effect from January 1, 2018.

As stated in the Income Tax Law, capital gains resulting from the sale or transfer by non-Argentine residents of shares or other participations in foreign entities which have been acquired on or after January 1, 2018 are taxable when the following two conditions are met: (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity. The applicable tax rate would generally be 15% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) of the proportional value that corresponds to the Argentine assets. However, this rate may be reduced for residents of certain jurisdictions with whom Argentina concluded a treaty for the avoidance of double taxation in force at the time of the tax event. This tax on indirect transfers only applies to participations in foreign entities acquired after the effective date of the tax reform.

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

F.DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at http://investors.corporacionamericaairports.com. Such filings and other information on its website are not incorporated by reference in this annual report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: 4, rue de la Grêve L-1643, Luxembourg.

1.SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES REGARDING MARKET RISK

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

As of December 31, 2021, our foreign currency-denominated borrowings amounted to an equivalent of U.S.$527.2 million, out of a total of U.S.$1,439.6 million. We do not hedge because a large percentage of our revenues are in U.S. dollars or linked to the U.S. dollar.

Of our total revenue for the years ended December 31, 2021, 2020 and 2019, a substantial amount was in U.S. dollars or was linked to the U.S. dollar because, for example, the revenues are calculated as a percentage of the total revenues of duty-free and other subconcessionaires generated in U.S. dollars.

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

We have significant monetary balances held by our subsidiaries at the end of each fiscal year that are denominated in currencies other than the functional currency of such subsidiaries. The following table sets forth a breakdown of our main monetary net assets and liabilities which may impact our profit and loss:

Currency Exposure/Functional Currency

	For the Year Ended December 31,
	2021	2020	2019

	(in thousands of U.S.$)
U.S. dollar/Argentine peso	(466,240)	(507,684)	(404,260)
U.S.dollar/Armenian dram	(16,565)	(18,053)	(24,359)
Euro/Armenian dram	9,267	(16,671)	(9,686)
Euro/Argentine peso	(11,932)	(5,829)	(6,745)

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

The relevant exposure by currency pair is set forth below in thousands of U.S. dollars:

U.S. dollar—Argentine peso: As of December 31, 2021, 2020 and 2019, consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at certain Argentine subsidiaries in which the functional currency was the Argentine peso. A change of 3.0% in the AR$—U.S.$ exchange rate in real (inflation-adjusted) would have generated a pre-tax gain/loss of U.S.$13,987 for the year ended December 31, 2021, U.S.$15,231 for the year ended December 31, 2020 and U.S.$4,042.6 for the year ended December 31, 2019.

U.S. dollar —Armenian dram: As of December 31, 2021, 2020 and 2019, consisting primarily of U.S. dollar-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the drams—U.S.$ exchange rate would have generated a pre-tax gain/loss of U.S.$166 for the year ended December 31, 2021, U.S.$180.5 for the year ended December 31, 2020, U.S.$243.6 for the year ended December 31, 2019.

Euro—Armenian dram: As of December 31, 2021, 2020 and 2019, consisting primarily of euro-denominated net monetary assets and liabilities at the Armenian subsidiary in which the functional currency was the Armenian dram. A change of 1.0% in the Euro-Armenian dram exchange rate would have generated a pre-tax gain/loss of U.S.$93 for the year ended December 31, 2021, U.S.$166.7 for the year ended December 31, 2020 and U.S.$96.9 for the year ended December 31, 2019.

Euro-Argentine Peso: As of December 31, 2021, consisting primarily of Euro-dominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency was the Argentine Peso. A change of 3% in the Euro/AR$ exchange rate in real (inflation-adjusted) would have generated a pre-tax gain/loss of U.S.$358 for the year ended December 31, 2021, U.S.$174.9 for the year ended December 31, 2020 and U.S.$67.5 for the year ended December 31, 2019 considering for both years a variation of 3% in the Euro/AR$ exchange rate.

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

The weighted average variable interest rate for our debt instruments denominated in Argentine pesos, euros and Brazilian reais was approximately 9.7% for the year ended December 31, 2021, 7.8% for the year ended December 31, 2020 and 7.3% for the year ended December 31, 2019. Our total borrowings with a variable rate amounted to U.S.$483.6 million (33.6% of total borrowings) for the year ended December 31, 2021, U.S.$526.0 million (39.1% of total borrowings) for the year ended December 31, 2020 and U.S.$460.6 million (38.1% of total borrowings) for the year ended December 31, 2019. We estimate that, other factors being constant, a 10% increase in floating rates at year-end would decrease income before income tax expense for the years ended December 31, 2021, 2020 and 2019 by U.S.$4.9 million, U.S.$3.4 million and U.S.$4.2 million, respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2021.

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

The Disclosure Committee is composed of the Chief Executive Officer, Martín Francisco Antranik Eurnekian: the Chief Financial Officer, Jorge Arruda; the Head of Legal & Compliance, Andrés Zenarruza and the Investor Relations Manager, Patricio Iñaki Esnaola. This Committee oversees and reviews all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B.MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation and as set forth in its report dated March 23, 2022, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2021. The effectiveness of CAAP’s internal control over financial reporting as of December 31, 2021 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2021, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-1 of our Audited Consolidated Financial Statements herein.

D.CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered under this annual report, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.RESERVED

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6 Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that David Arendt qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B.CODE OF ETHICS

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies that applies to all of our directors, officers and employees. We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. See “Item 6 Directors, Senior Management and Employees—Board Practices—Board Committees— Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers.”

Our Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers are available on the Corporate Governance section of our website at http://investors.corporacionamericaairports.com. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of those documents free of charge upon written request at the following address: 4, rue de la Grève L-1643, Luxembourg, Grand Duchy of Luxembourg.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2021, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2021 and 2020 are detailed below:

	For the Year Ended December 31
	2021	2020
Audit fees	1,797	1,633
Audit related fees	302	240
Tax fees	50	97
All other fees	41	90
Total	2,190	2,064

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2021 and the fees paid for such services

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 17.FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18.FINANCIAL STATEMENTS

(1)	Financial Statements

Corporación América Airports S.A.
Audited Consolidated Financial Statements

ITEM 19.EXHIBITS

(b)List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1.	Amended Articles of Association of Corporacion America Airports S.A., as amended in October 2020*
2.2	Description of Securities.
8.1.	List of Subsidiaries.
12.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2.	Certification of Jorge Arruda Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2.	Certification of Jorge Arruda, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	iXBRL Taxonomy Extension Schema Document.
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

* Incorporated by reference to the annual report on Form 20F filed by Corporación América Airports S.A. on April 9, 2021 (File No. 001-38354)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓNAMERICAAIRPORTSS.A.

	By:	/s/ Martín Francisco Antranik Eurnekian
	Name:	Martín Francisco Antranik Eurnekian
	Title:	Chief Executive Officer

	By:	/s/ Jorge Arruda
	Name:	Jorge Arruda
	Title:	Chief Financial Officer

Dated: April 6, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Assessment on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Brazilian Concession Assets Impairment Assessment

As described in Notes 2.D, 2X(a) and 12 to the consolidated financial statements, the Company’s consolidated concession assets balance was $2,731 million as of December 31, 2021. Management conducts an impairment test on concession assets if events or circumstances indicate that the carrying value of the concession assets may be impaired. Potential impairment is identified by comparing the value in use of each Cash Generating Unit (CGU) to its carrying value. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for each CGU included significant judgments and assumptions relating to passenger growth rates, fees, future operating expenses, and the discount rate.

The principal considerations for our determination that performing procedures relating to the Brazilian concession assets impairment assessment is a critical audit matter are there was significant judgment by management when developing the value in use measurement of Brazilian CGUs. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including passenger growth rates, fees, future operating expenses, and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s concession assets impairment assessment s, including controls over the valuation of Brazilian concession assets. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including passenger growth rates, fees, future operating expenses, and the discount rate. Evaluating management’s assumptions related to passenger growth rates and future operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s discounted cash flow model and certain significant assumptions, including the discount rate.

Covid-19 impact on the Company’s liquidity

As described in Note  1.2 to the consolidated financial statements, Covid-19 virus disrupted the global economy and in particular the aviation industry during 2020 and 2021. Management disclosed that they carried out several measures to mitigate the effect of the pandemic, regarding to reducing personnel expenses including salary reductions, reducing maintenance and other operating expenses, renegotiation of concession fees payments and mandatory capex, increasing tariffs and cancelling all non-mandatory capital investments and obtaining a deferral of principal and interest payments of debt and obtaining additional funding. There has been an increase in traffic across most countries in 2021 compared with the previous year as travel restrictions have been lifted mainly during the second semester of 2021. Management continuously monitors the Group’s performance through passenger and cargo traffic indicators, revenue and cost evolution, liquidity projections (including the cost of additional collaterals that may be required in relation to the Brazilian Credit Facility Agreements and the outcome of the legal proceedings related to the fixed concession fee described in Note 22) and scenario planning. These assessments require the use of various internal and external information to build projections, including estimates from industry associations. Based on the actions and assumptions described above, management has concluded that the Company’s current financial resources are sufficient to fund its liquidity requirements for the next twelve months.

The principal considerations for our determination that performing procedures relating to the impact of COVID-19 on the Company’s liquidity is a critical audit matter are the significant judgment by management when developing their liquidity analysis; this in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s liquidity analysis, including the assumptions related to (i) passenger growth rate, (ii) future operating expenses during the pandemic; (iii) concession fee payments (including the outcome of the legal proceedings related to the fixed concession fee), mandatory and non-mandatory capital expenditures and (iv) liquidity requirements for financing costs (including the cost of additional collaterals that may be required in relation to the Brazilian Credit Facility Agreements).

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s liquidity analysis. These procedures also included, among others, testing management’s process for projecting liquidity requirements for the twelve months after the date the financial statements are issued and their disclosure in the consolidated financial statements; testing the completeness, accuracy, and relevance of underlying data and assumptions used in the projected liquidity analysis and its consistency with data and assumptions within models used in the impairment test; and evaluating the significant assumptions used by management, including passenger growth rates, future operating expenses, capital expenditures and liquidity requirement for financing cost. Evaluating management’s assumptions related to passenger growth rates and future operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data among other, and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Additionally, these procedures included obtaining and evaluating the letters of audit inquiry with legal counsels, evaluating the reasonableness of management’s assessment regarding the outcome of the Company’s legal proceedings related to the fixed concession fee and whether additional collaterals may be required in relation to the Brazilian Credit Facility Agreements.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Miguel Angel Urus

Partner

Buenos Aires, Argentina

March 23, 2022

We have served as the Company’s auditor since 2017.

Management’s Annual Report on Internal Control over Financial Reporting

CAAP’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for CAAP as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of CAAP Group;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of CAAP Group are being made only in accordance with authorizations of Management and directors of CAAP Group; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of CAAP Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of CAAP Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the CAAP Group’s internal control over financial reporting was effective as of December 31, 2021. The effectiveness of CAAP Group’s internal control over financial reporting as of December 31, 2021 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Montevideo, Uruguay

March 23, 2022

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Jorge Arruda
Name: Martín Francisco Antranik Eurnekian		Name: Jorge Arruda Filho
Title: Chief Executive Officer		Title: Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2021 and 2020

and for the years ended December 31, 2021, 2020 and 2019

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L – 1643 Luxembourg

F-5

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

		For the year	For the year	For the year
		ended	ended	ended
	Notes	December 31, 2021	December 31, 2020	December 31, 2019
Continuing operations
Revenue	5	706,913	607,356	1,558,640
Cost of services	6	(622,381)	(653,583)	(1,138,425)
Gross profit / (loss)		84,532	(46,227)	420,215
Selling, general and administrative expenses	7	(102,062)	(101,775)	(168,291)
Impairment loss of non-financial assets	12	(371)	(62,268)	(42,801)
Other operating income	8	42,777	54,105	17,259
Other operating expense	8	(18,416)	(7,533)	(2,747)
Operating income / (loss)		6,460	(163,698)	223,635
Share of loss in associates	10,15	(629)	(1,667)	(1,416)
Income / (loss) before financial results and income tax		5,831	(165,365)	222,219
Financial income	9	28,080	35,697	51,889
Financial loss	9	(131,271)	(215,496)	(233,521)
Inflation adjustment	9	6,691	(26,532)	(25,391)
(Loss) / Income before income tax		(90,669)	(371,696)	15,196
Income tax	11	(69,111)	14,295	(17,079)
Loss from continuing operations		(159,780)	(357,401)	(1,883)
Loss from discontinued operations	30	(21,196)	(4,492)	(3,937)
Loss for the year		(180,976)	(361,893)	(5,820)
Attributable to:
Owners of the parent		(117,755)	(253,053)	9,099
Non-controlling interest		(63,221)	(108,840)	(14,919)
		(180,976)	(361,893)	(5,820)
Earnings per share from continuing operations attributable to the owners of the parent	31
Weighted average number of shares (thousands)		160,500	160,022	160,022
Continuing operations
Basic and diluted earnings per share		(0.6)	(1.55)	0.08
Continuing and discontinued operations
Basic and diluted earnings per share		(0.73)	(1.58)	0.06
Discontinued operations
Basic and diluted earnings per share		(0.13)	(0.03)	(0.02)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year	For the year	For the year
		ended	ended	ended
		December 31, 2021	December 31, 2020	December 31, 2019
Loss for the year		(180,976)	(361,893)	(5,820)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligation		28	(188)	(208)
Items that may be reclassified to profit or loss:
Share of other comprehensive income / (loss) from associates	15	55	(541)	35
Currency translation adjustment		137,719	(31,986)	(24,929)
Other comprehensive income / (loss) from continuing operations for the year, net of income tax		137,802	(32,715)	(25,102)
Currency translation adjustment from discontinued operations	30	920	(578)	82
Other comprehensive income / (loss) from discontinued operations for the year, net of income tax		920	(578)	82
Other comprehensive income / (loss) for the year		138,722	(33,293)	(25,020)
Total comprehensive loss for the year		(42,254)	(395,186)	(30,840)
Attributable to:
Owners of the parent		(22,132)	(278,306)	(4,295)
Non-controlling interest		(20,122)	(116,880)	(26,545)
		(42,254)	(395,186)	(30,840)
Total comprehensive loss for the year attributable to owners of the parent arises from:
Continuing operations		(1,856)	(273,235)	(440)
Discontinued operations		(20,276)	(5,071)	(3,855)
		(22,132)	(278,306)	(4,295)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At	At
	Notes	December 31, 2021	December 31, 2020
ASSETS
Non-current assets
Intangible assets, net	12	2,742,971	2,616,484
Property, plant and equipment, net	13	75,480	80,833
Right-of-use asset	14	12,902	13,448
Investments in associates	15	2,355	5,336
Other financial assets at fair value through profit or loss	20	3,344	3,614
Other financial assets at amortized cost	20	15,838	2,609
Deferred tax assets	16	68,867	73,038
Other receivables	17	72,373	89,962
Trade receivables	19	184	334
		2,994,314	2,885,658
Current assets
Inventories	18	11,520	8,015
Other financial assets at fair value through profit or loss	20	28,499	53,347
Other financial assets at amortized cost	20	46,800	20,554
Other receivables	17	66,421	79,550
Current tax assets		14,450	18,415
Derivative financial instruments		137	-
Trade receivables	19	82,707	59,081
Cash and cash equivalents	21	375,783	281,031
		626,317	519,993
Total assets		3,620,631	3,405,651

EQUITY	25
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,772)	(6,145)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(321,647)	(417,272)
Legal reserves		1,081	176
Other reserves		(1,321,211)	(1,321,142)
Retained earnings		32,689	150,202
Total attributable to owners of the parent		469,731	489,410
Non-controlling interests		303,877	315,876
Total equity		773,608	805,286

LIABILITIES
Non-current liabilities
Borrowings	22	1,018,337	1,128,407
Deferred tax liabilities	16	227,421	171,289
Other liabilities	23	743,799	728,746
Lease liabilities	14	8,484	10,207
Trade payables	24	6,695	9,162
		2,004,736	2,047,811
Current liabilities
Borrowings	22	421,266	216,410
Other liabilities	23	284,826	180,813
Lease liabilities	14	3,765	3,477
Current tax liabilities		16,188	1,002
Trade payables	24	116,242	150,852
		842,287	552,554
Total liabilities		2,847,023	2,600,365
Total equity and liabilities		3,620,631	3,405,651

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
				Free	Non-		Currency
	Share	Share	Treasury	distributable	distributable	Legal	translation	Other	Retained		Non-controlling
	capital	premium	shares	reserves	reserves	reserves	adjustment	reserves	earnings (1)	Total	interests	Total
Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Loss for the year	-	-	-	-	-	-	-	-	(117,755)	(117,755)	(63,221)	(180,976)
Shareholders contributions (Note 25e)	-	-	-	-	-	-	-	-	-	-	11,475	11,475
Transfer to legal reserve	-	-	-	-	-	905	-	-	(905)	-	-	-
Share-based payments reserve (Notes 25a,25c and 29)	-	-	1,373	-	-	-	-	(1,500)	1,147	1,020	-	1,020
Other comprehensive income for the year (Note 25d)	-	-	-	-	-	-	95,625	(2)	-	95,623	43,099	138,722
Changes of non-controlling interests (Note 25e)	-	-	-	-	-	-	-	1,433	-	1,433	(3,352)	(1,919)
Balance at December 31, 2021	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Balance at January 1, 2020	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the year	-	-	-	-	-	-	-	-	(253,053)	(253,053)	(108,840)	(361,893)
Capital Increase (Note 25a and 25b)	3,201	2,944	(6,145)	(6,145)	6,145	-	-	-	-	-	-	-
Share-based payments reserve (Note 25c)	-	-	-	-	-	-	-	1,800	-	1,800	-	1,800
Other comprehensive loss for the year	-	-	-	-	-	-	(25,171)	(82)	-	(25,253)	(8,040)	(33,293)
Changes in non-controlling interests (Note 25e)	-	-	-	-	-	-	-	2,027	-	2,027	(1,969)	58
Balance at December 31, 2020	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Balance at January 1, 2019	160,022	180,486	-	385,055	1,351,883	176	(378,803)	(1,324,731)	394,156	768,244	454,453	1,222,697
Shareholders contributions (Note 25e)	-	-	-	-	-	-	-	-	-	-	27,506	27,506
Income / (Loss) for the year	-	-	-	-	-	-	-	-	9,099	9,099	(14,919)	(5,820)
Other comprehensive loss for the year	-	-	-	-	-	-	(13,298)	(96)	-	(13,394)	(11,626)	(25,020)
Changes in non-controlling interests (Note 25e)	-	-	-	-	-	-	-	(60)	-	(60)	(20,689)	(20,749)
Balance at December 31, 2019	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended	For the year ended	For the year ended
	Notes	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from operating activities
Loss for the year from continuing operations		(159,780)	(357,401)	(1,883)
Adjustments for:
Amortization and depreciation	12,13,14	160,633	200,788	182,270
Deferred income tax	11	50,027	(13,805)	(31,346)
Current income tax	11	19,084	(490)	48,425
Share of loss in associates	10	629	1,667	1,416
Impairment loss	12	371	62,268	42,801
Loss / (Gain) on disposals of property, plant and equipment and intangible assets		139	932	(16)
Unpaid concession fees		65,360	47,467	47,658
Low value, short term and variable lease payments	14	(1,204)	(1,031)	(2,831)
Changes in liability for concessions	9	109,103	69,737	88,488
Share-based compensation expenses	29	1,020	1,800	-
Interest expense	9	125,533	99,018	92,687
Other financial results, net		(19,157)	(14,611)	(36,210)
Net foreign exchange	9	(113,609)	25,022	37,390
Government subsidies per Covid-19 context	8	(33,366)	(46,701)	-
Government grants collected		11,790	-	-
Other accruals		7,450	5,037	22,763
Inflation adjustment		(17,727)	26,598	41,032
Acquisition of Intangible assets	12,28	(83,212)	(128,429)	(353,725)
Income tax paid		(2,871)	(11,126)	(45,213)
Changes in working capital	28	(12,255)	34,098	(153,419)
Net cash provided by / (used in) operating activities		107,958	838	(19,713)
Net cash used in discontinued operating activities		-	-	-

Cash flows from investing activities
Cash contribution in associates	15	(741)	(2,070)	(1,151)
Net acquisition of subsidiaries companies	26.b	(1,134)	-	-
Acquisition of other financial assets		(37,120)	(54,491)	(103,421)
Disposals of other financial assets		55,207	67,736	110,005
Acquisition of Property, plant and equipment	13	(7,665)	(8,951)	(17,117)
Acquisition of Intangible assets	12	(851)	(576)	(960)
Loans with related parties		-	-	4,157
Proceeds from sale of Property, plant and Equipment		535	11	23
Others		1,395	63	(408)
Net cash provided by / (used in) investing activities		9,626	1,722	(8,872)
Net cash used in discontinued investing activities		(2,495)	(100)	(3,274)
Cash flows from financing activities
Proceeds from cash contributions	25	11,475	-	27,506
Proceeds from borrowings	22,28	366,544	224,310	196,977
Principal elements of lease payments	14	(4,729)	(3,979)	(5,130)
Loans paid	22	(266,839)	(71,466)	(90,457)
Interest paid	22	(86,108)	(41,149)	(78,832)
Debt renegotiation expenses	22	(20,439)	(10,975)	-
Debt renegotiation premium	9	(193)	(4,690)	-
Guarantee deposit		(1,015)	(1,509)	(3,007)
Dividends paid to non-controlling interests in subsidiaries		(2,361)	(1)	(22,482)
Others		(4)	-	-
Net cash (used in) / provided by financing activities		(3,669)	90,541	24,575
Net cash used in discontinued financing activities		-	-	-

Increase / (Decrease) in cash and cash equivalents		113,915	93,101	(4,010)
Decrease in cash and cash equivalents from discontinued operations		(2,495)	(100)	(3,274)
Cash and cash equivalents
At the beginning of the year	21	281,031	195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(16,668)	(7,666)	(41,885)
Increase / (Decrease) in cash and cash equivalents		113,915	93,101	(4,010)
Decrease in cash and cash equivalents from discontinued operations		(2,495)	(100)	(3,274)
At the end of the year	21	375,783	281,031	195,696

Information of non-cash transactions has been disclosed in Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information and significant event of the year
2	Basis of presentation and accounting policies
3	Financial risk management
4	Segment information
5	Revenue
6	Cost of services
7	Selling, general and administrative expenses
8	Other operating results
9	Financial results, net
10	Share of results in associates
11	Income tax
12	Intangible assets, net
13	Property, plant and equipment, net
14	Leases
15	Investments in associates
16	Deferred income tax
17	Other receivables
18	Inventories
19	Trade receivables
20	Other financial assets
21	Cash and cash equivalents
22	Borrowings
23	Other liabilities
24	Trade payables
25	Equity
26	Contingencies, commitments and restrictions on the distribution of profits
27	Related party balances and transactions
28	Cash flow disclosures
29	Share-based payments
30	Discontinued operations
31	Earnings per share
32	Restricted net assets
33	Subsequent events
34	Condensed financial information of the Company

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, and Ecuador.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on March 23, 2022.

1.2 Significant event of the year - Covid-19 pandemic

Although Covid-19 virus disrupted the global economy and in particular the aviation industry during 2020 and 2021, there has been an increase in traffic across most countries in 2021 compared with the previous year as travel restrictions have been lifted mainly during the second semester of 2021.

In 2021, CAAP passenger traffic increased 41.5% compared to 2020 with 35.7 million passengers served (25.2 passengers served in 2020) and decreased 57.6% compared to 2019 (84.2 passengers served in 2019).

Several measures to mitigate the effect of the pandemic implemented in 2020 continue to be in force.

In this context, CAAP formed a crisis committee composed of the Company’s CEO and operating CEOs of each subsidiary to assess its operations, including reductions in operating costs while maintaining quality and safety standards. The Company has been and continues to be involved in conversations with the relevant regulatory agencies and aviation and transportation authorities, in each of its countries of operations, to review mitigation measures as it navigates this unprecedented environment.

The Company continues developing a four-pronged strategy aiming at mitigating the negative impact of the Covid-19 virus on its business, as follows:

●	Employees and passengers: The Company enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. As travel bans are lifted and commercial flights resume across all countries, CAAP developed and established customized protocols to ensure the maximum health standards across the Company’s airport network, allowing an increase in the traffic of passengers. These protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through CAAP’s airports.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1 General information and significant event of the year (Cont.)

1.2  Significant event of the year - Covid-19 pandemic (Cont.)

●	Cost controls and cash preservation initiatives: CAAP introduced reductions in operating costs by:
-	Reducing personnel expenses including salary reductions, suspension of salary increases and freezing new hiring, mandatory use of pending vacations and/or advancing vacations to employees when possible, placing operating employees on furlough in certain geographies and personnel layoffs due to downsizing of operations.
-	Reducing maintenance and other operating expenses while maintaining the quality and safety standards

Beginning on April 2020 and during 2020, the Company also aggressively managed working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

◾	Negotiations with regulatory bodies and government support: The Company has been involved in discussions with regulatory agencies renegotiating concession fees payments aligned to the current environment (Note 23) and obtaining financial re-equilibrium through, for instance, the extension of the concession terms (Note 26.b). As of December 31, 2021, discussions with regulatory agencies are still ongoing related to the Brazilian concessions (Note 26.b).
◾	Concession agreements compensations: Under the concession contracts framework, the amounts and mechanisms for compensation have been and are being negotiated with authorities and include generally a reduction in the concession fee amount and/or mandatory capex, increasing tariffs, extending the tenor of the concession or a combination thereof. The Company is engaged in these processes that require going through administrative regulatory channels. Please refer to Note 8,22,26.b) and 33 for additional information.
◾	Financial position and liquidity: As cash preservation has been a critical focus, the Company has taken the following measures during 2020 and 2021:
-	Reducing non-mandatory capital investments and deferring non-priority projects.
-	Implementing a set of cost control measures to reduce operating expenses and negotiate payment terms with suppliers to limit or defer cash outflows.
-	Obtaining a deferral of principal and interest debt payments and obtaining additional funding, waivers and other measures when is needed to provide guarantees to financial institutions and other suppliers, see further information in Note 22.

Management continuously monitors the Group’s performance through passenger and cargo traffic indicators, revenue and cost evolution, liquidity projections (including the cost of additional collaterals that may be required in relation to the Brazilian Credit Facility Agreements and the outcome of the legal proceedings related to the fixed concession fee described in Note 22) and scenario planning. The result of this continued review determines the Group’s response strategy. These processes require the use of various internal and external reference points to build projections, including estimates from industry associations such as the Airport Council International (“ACI”) and the International Air Transport Association (“IATA”), which following Covid-19 vaccination campaigns both are expecting traffic to continue to improve during 2022. Based on the actions and assumptions described above, management has concluded that the Company’s current financial resources are sufficient to fund its liquidity requirements for the next twelve months.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 2.X.

Several balance sheet consolidated statements of financial position and consolidated statement of income items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the Consolidated Financial Statements. The statement of income is structured according to the function of expense method (nature of the expenses is classified in notes).

These Consolidated Financial Statements are presented in thousands of U.S. dollars unless otherwise stated. All amounts are rounded off to thousands of U.S. dollars unless otherwise stated. As such, insignificant rounding differences may occur. A dash (“—”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

The fiscal year begins on January 1 and ends on December 31.

The Company´s registered office address is 4, rue de la Grève, Luxembourg.

New and amended standards adopted by the Group

The Group has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2021:

-	Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
-	Covid-19-related Rent Concessions – amendments to IFRS 16.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

A.       Summary of significant accounting policies (Cont.)

New and amended standards adopted by the Group(Cont.)

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

During the year ended December 31, 2020, the Group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2020:

-	Definition of Material – amendments to IAS 1 and IAS 8.
-	Definition of a Business – amendments to IFRS 3.
-	Revised Conceptual Framework for Financial Reporting.
-	Interest Rate Benchmark Reform – amendments to IFRS 7, IFRS 9 and IAS 39.
-	Covid-19-related Rent Concessions – amendments to IFRS 16. Effective for annual reporting periods beginning on or after June 1, 2020. Early application is permitted.

New and amended standards not yet adopted for CAAP

Certain new accounting standards and interpretations which have been published but the application of which are not mandatory for December 31, 2021 reporting periods have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(1)  Subsidiaries and transactions with non-controlling interests (Cont.)

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

(2)   Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor`s share of profit or loss of the investee after the date of acquisition. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

Where the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries

Detailed below are the subsidiaries of the Company which have been consolidated in these Consolidated Financial Statements. The percentage of ownership refers to the direct and indirect ownership of CAAP in their subsidiaries at each period-end.

Holdings companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2021	2020	2019
Abafor S.A.	Uruguay	Uruguayan pesos	Holding company	100%	100.00%	100.00%
ACI Airport Sudamérica S.A.U.	Spain	Euros	Holding company	100%	100%	100%
ACI Airports Italia S.A.U.	Spain	Euros	Holding company	100%	100.00%	100.00%
America International Airports LLC (“AIA”) (1)	USA	U.S. dollars	Holding company	100%	100.00%	100.00%
Cargo & Logistics S.A. (1) (7)	Argentina	Argentine pesos	Holding company	82.1%	81.81%	81.49%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100%	100%	100%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100%	100%	100.00%
Corporación Aeroportuaria S.A.	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporación América Italia S.p.A.	Italy	Euros	Holding company	75%	75%	75.00%
Corporación América S.A. (7)	Argentina	Argentine pesos	Holding company	96.18%	95.8%	95.37%
Corporación América Sudamericana S.A. (7)	Panamá	U.S. dollars	Holding company	95.5%	95.12%	94.69%
DICASA Spain S.A.U. (1)	Spain	Euros	Holding company	100%	100%	100.00%
Inframérica Participaçoes S.A. (1)	Brazil	Brazilian real	Holding company	99.97%	99.97%	99.97%
Yokelet S.L.	Spain	Euros	Holding company	100%	100%	100.00%

(1) These companies do not have relevant net assets other than the share of ownership in the operating companies included in the table below.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

Operating companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2021	2020	2019
ACI do Brasil S.A.	Brazil	Brazilian real	Service company	99.99%	99.99%	99.99%
Aerocombustibles Argentinos S.A. (7)	Argentina	Argentine pesos	Fueling company	93.78%	93.4%	92.98%
Aeropuerto de Bahía Blanca S.A. (7)	Argentina	Argentine pesos	Airports Operation	81.75%	81.43%	81.06%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (2) (7)	Argentina	Argentine pesos	Airports Operation	81.91%	81.62%	81.29%
Aeropuertos del Neuquén S.A. (7)	Argentina	Argentine pesos	Airports Operation	74.73%	74.44%	74.1%
Armenia International Airports C.J.S.C. (8)	Armenia	Dram	Airports Operation	100%	100%	100%
CAAirports International Services S.A. (formerly Caminos Viales S.A.)	Uruguay	Uruguayan pesos	Service company	100%	100%	100%
Consorcio Aeropuertos Internacionales S.A.	Uruguay	Uruguayan pesos	Airports Operation	100%	100%	100%
Enarsa Aeropuertos S.A. (7)	Argentina	Argentine pesos	Fuel plants	76.95%	76.64%	76.29%
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) (9)	Brazil	Brazilian real	Airports Operation	50.99%	50.98%	50.98%
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	Brazil	Brazilian real	Airports Operation	99.98%	99.98%	99.98%
Paoletti América S.A. (3) (7)	Argentina	Argentine pesos	Service company	40.95%	40.81%	40.65%
Puerta del Sur S.A.	Uruguay	Uruguayan pesos	Airports Operation	100%	100%	100%
Servicios y Tecnología Aeroportuaria S.A. (7)	Argentina	Argentine pesos	Service company	82.01%	81.72%	81.39%
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100%	100%	100%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (4)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A. (7)	Argentina	Argentine pesos	Service company	57.34%	57.13%	56.91%
Toscana Aeroporti S.p.A. (5) (6)	Italy	Euros	Airports Operation	46.71%	46.71%	46.71%
Villalonga Furlong S.A. (7)	Argentina	Argentine pesos	Service company	82.12%	81.83%	81.5%

(2) Includes a 9.35% direct interest of Cedicor S.A. in AA2000, acquired by Cedicor S.A. in 2011. This participation was subject to the authorization by the Argentine National Airports Regulator (Organismo Regulador del Sistema Nacional de Aeropuertos, the “ORSNA”) pursuant to section 7.2 of the Argentine Concession Agreement. As of September 22, 2020, the ORSNA approved the aforementioned transaction.

(3) The Group has control over this company based on having majority representation in the board, power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(4) The Group has control over this company based on having power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

(5) The Group has control over this company based on having a majority stake in Corporación América Italia S.p.A. that has 62.28% of ownership of Toscana Aeroporti S.p.A., power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

(6) The Group Toscana Aeroporti S.p.A. has control over the following companies: Jet Fuel Co. S.r.l., Parching Peretola S.r.l., Toscana Aeroporti Engineering S.r.l., Toscana Aeroporti Handling S.r.l. and Toscana Aeroporti Construzioni S.r.l.

(7) On November 24, 2020 and December 16, 2021, Cedicor S.A.’s contributions in Corporación América S.A. were capitalized increasing its participation from 95.37% to 95.80% in 2020 and from 95.80% to 96.18% in 2021.

(8) In December 2020, 100% of the share capital of Armenia International Airports C.J.S.C. was transferred from AIA to CAAP pursuant to a Share Transfer Agreement duly registered in Armenia.

(9) During 2021 CAAP made contributions in Inframérica Participaçoes S.A. increasing indirectly its participation in ICAB from 50.98% in 2020 to 50.99% in 2021.

Summarized financial information in respect of each of the Group´s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	Toscana Aeroporti S.p.A.
	December 31,	December 31,
	2021	2020
Non-current assets	274,947	274,620
Current assets	101,116	132,706
Total assets	376,063	407,326
Non-current liabilities	141,898	158,523
Current liabilities	117,933	117,787
Total liabilities	259,831	276,310
Equity	116,232	131,016
Revenue	70,469	58,318
Gross loss	(12,681)	(13,845)
Operating loss	(12,182)	(16,296)
Financial results	(3,061)	(1,530)
Share of income in associates	91	115
Income tax	8,704	3,599
Net loss	(6,448)	(14,112)
Other comprehensive (loss) / income for the year	(8,978)	10,862
Total comprehensive loss for the year	(15,426)	(3,250)

Increase/(Decrease) in cash
Used in operating activities	(13,249)	(45,775)
Used in investing activities	(4,909)	(3,404)
(Used in) / provided by financing activities	(8,522)	117,011

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

	Terminal Aeroportuaria de
	Guayaquil S.A.
	December 31,	December 31,
	2021	2020
Non-current assets	57,798	64,580
Current assets	43,357	30,209
Total assets	101,155	94,789
Non-current liabilities	20,051	25,451
Current liabilities	35,749	27,544
Total liabilities	55,800	52,995
Equity	45,355	41,794
Revenue	65,155	49,741
Gross profit	20,784	6,988
Operating income / (loss)	9,150	(3,728)
Financial results	(1,413)	(1,514)
Income tax	(971)	(42)
Net income / (loss)	6,766	(5,284)
Other comprehensive loss for the year	(205)	(11)
Total comprehensive income / (loss) for the year	6,561	(5,295)
Dividends paid	(3,000)	-

Increase/(Decrease) in cash
Provided by / (used in) operating activities	21,877	(24,544)
Used in investing activities	(20,076)	(1,861)
(Used in) / provided by financing activities	(10,245)	7,510

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

	Inframérica Concessionária do
	Aeroporto de Brasília S.A.
	December 31,	December 31,
	2021	2020
Non-current assets	641,422	722,342
Current assets	28,951	25,667
Total assets	670,373	748,009
Non-current liabilities	586,362	798,374
Current liabilities	314,662	94,065
Total liabilities	901,024	892,439
Equity	(230,651)	(144,430)
Revenue	51,706	44,827
Gross profit / (loss)	1,909	(6,046)
Operating income	11,702	13,796
Financial results	(124,815)	(88,051)
Income tax	(9,320)	(46,839)
Net loss	(122,433)	(121,094)
Other comprehensive income for the year	14,898	6,122
Total comprehensive loss for the year	(107,535)	(114,972)

Increase / (decrease) in cash
(Used in) / provided by operating activities	(585)	9,721
Used in investing activities	(459)	(173)
Provided by / (used in) financing activities	457	(12,690)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

	Aeropuertos Argentina 2000 S.A.
	December 31,	December 31,
	2021	2020
Non-current assets	1,387,949	1,163,738
Current assets	230,607	143,638
Total assets	1,618,556	1,307,376
Non-current liabilities	684,043	509,114
Current liabilities	279,138	268,403
Total liabilities	963,181	777,517
Equity	655,375	529,859
Revenue	362,128	348,904
Gross profit / (loss)	37,846	(23,616)
Operating loss	(6,949)	(57,447)
Financial results	61,322	(84,231)
Income tax	(54,396)	51,493
Net loss	(23)	(90,185)
Other comprehensive income / (loss) for the year	125,333	(19,832)
Total comprehensive income / (loss) for the year	125,310	(110,017)
Dividends paid	-	(578)

Increase / (decrease) in cash
Provided by operating activities	62,937	61,760
Provided by / (used in) investing activities	11,516	(21,926)
Provided by / (used in) financing activities	31,455	(3,325)

(4)	Discontinued operations

A discontinued operation is a component of the entity that has been disposed and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Statement of Income and Consolidates Statement of Comprehensive Income.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as follows:

-	Exchange differences arising from foreign currency loans are recognized on a net aggregate basis in the Financial loss line of the Consolidated Statement of Income.
-	Other exchange differences are recognized on a net aggregate basis in Financial income or Financial loss in the Consolidated Income Statement, depending on whether they are gains or losses at net level.

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

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency translation adjustment”. As of December 31, 2021, 2020 and 2019, the Company recognized a translation income/(loss) of USD 138.6 million, USD (32.6) million and USD (24.8) million, respectively, arising from the translation of the investments in Argentina, Brazil, Italia and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in the Statement of Income as a gain or loss from the sale of such subsidiary.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

D        Intangible assets

(1)     Concession Assets

The Group, through its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	Puerta del Sur S.A. (“PDS”) and Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), of major airports in Uruguay (Montevideo and Punta del Este) as well as 6 six regional airports under the concession of PDS.
-	Toscana Aeroporti S.p.A. (“TA”) a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. of Brasilia and São Gonçalo do Amarante airports, respectively.
-	Terminal Aeroportuaria de Guayaquil S.A. (TAGSA) of Guayaquil airport, “José Joaquin de Olmedo”.
-	Aeropuertos Argentina 2000 S.A. of 35 airports in Argentina.
-	Aeropuerto de Bahía Blanca S.A. of Bahía Blanca airport in Argentina.
-	Aeropuertos del Neuquén S.A. of Neuquén airport in Argentina.
-	Armenia International Airports C.J.S.C. of the “Zvartnots” International Airport of Yerevan and Shirak Airport, Republic of Armenia.

The concession agreements are accounted for in accordance with the principles included in IFRIC 12 “Service Concession Arrangements”. The Group recognized an intangible asset for:

a)	Fixed fees payables as the result of the acquisition of the right (license) to charge users for the service of airport concession (see Note 23),
b)	Right to obtain benefits for services provided using the assets built under the concession contracts.

Acquisitions correspond, according to the terms of the Concession contract, to the improvements of existing infrastructure assets to increase their useful life or capacity, or the construction of new infrastructure assets.

General and specific borrowing costs, attributable to the acquisition, construction or production of assets that necessarily take a substantial period to get ready for their intended use, rental or sale are added to the cost of such assets until the assets are substantially ready to be used, rented or sold.

As part of the obligations arising from the concession agreements, the Group provides construction or upgrade services. IFRIC 12 “Service Concession Arrangements” requires recognition of revenues and costs from the construction or upgrade services provided. The fair value of the construction or upgrade service is equal to the construction or upgrade costs plus a reasonable margin determined for each concession.

The intangible asset for infrastructure under each concession agreement is amortized over the contract term in accordance with an appropriate method reflecting the rate of consumption of the concession asset’s economic benefits as from the date the infrastructure is brought into service.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

D          Intangible assets (Cont.)

(1)     Concession Assets(Cont.)

The concession fee paid to the grantor under the concession agreements is recognized depending on the terms defined in the concession agreement:

a)	Fixed concession fee is recognized at the beginning of the concession as it is reliably measurable, as a counterpart an intangible asset is recognized, this type of fee is independent from the revenue.
b)	Variable fees payables that are defined as a percentage over certain revenue streams are recognized on a monthly basis in the Consolidated Statement of Income.

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

Depreciation is calculated using the straight-line method to allocate the cost of each asset to its residual value over the estimated useful life, as follows:

Buildings and improvements	25‑30	years
Plant and production equipment	3‑10	years
Vehicles, furniture and fixtures, and other equipment	4‑10	years

The residual values and useful lives of significant property, plant and equipment are reviewed and adjusted, if appropriate, at each year-end date.

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in Other operating (expense) / income in the Consolidated Statement of Income.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

F       Inventories

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

G       Trade and other receivables

Trade and other receivables are initially recognized at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 3A(iii) for a description of the Group’s impairment policies.

H       Cash and cash equivalents

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

I       Equity

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

As of December 31, 2021 and 2020, share capital was USD 163 million (USD 1 per share) due to a capital increase made by the Company for the purpose of a share compensation plan, see Note 29.

All issued shares are fully paid.

Pursuant to Luxembourg regulations, contributions in kind made by shareholders must be at fair value and might be considered as Free Distributable Reserve.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

I       Equity (Cont.)

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

(4)      Other reserves

SCF’s airport business was historically conducted through a large number of entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by SCF during all the periods presented. In order to facilitate the Company’s initial public offering, in 2016 SCF completed a reorganization (the “Reorganization”) whereby, each of the operating and holding entities under SCF´s common control, were ultimately contributed to the Company.

The reorganization was accounted for as a reorganization of entities under common control, using the predecessor cost method. The net effect was recorded in Equity under Other Reserves. Moreover, in 2016, and considering that the shares of America International Airports (“AIA”) were contributed to the Free Distributable Reserves of the Company at the fair value a significant negative amount was included in Other Reserves to reflect the reduction to the predecessor´s cost of the shares.

Other reserves also include the share-based payment reserve constituted in connection with the creation of a management share compensation program as explained in Note 29.

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

J       Borrowings

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

In the event of debt renegotiations, if the exchange of debt instruments between the financial creditor and the Group is concluded under substantially different conditions or entails a substantial modification of the conditions, considering both quantitative and qualitative factors, the existing financial liability is de-recognized as an extinguishment of the original liability and a new liability is recognized. Otherwise, the original liability should not be extinguished, but should be considered as a modification, adjusting its measurement in relation to the new terms and conditions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

K       Current and Deferred income tax

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

Deferred income taxes recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The principal temporary differences arise from intangible assets adjusted for the effects of IAS 29 in the Argentinian subsidiaries, and the effect of valuation on fixed assets, inventories and provisions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

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

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

L       Employee benefits

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

L       Employee benefits (Cont.)

Long-term employee benefits (Cont.)

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

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation.

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

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

M       Provisions

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

N       Trade payables

Trade payables are initially recognized at fair value, generally the nominal invoice amount and are subsequently measured at amortized cost using the effective interest method.

O       Concession fee payable

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

P       Leases / Sub-concession of spaces

The Group as a lessee

The Group acts as a lessee renting various offices, equipment and cars.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

-	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
-	variable lease payment that are based on an index or a rate,
-	amounts expected to be payable by the lessee under residual value guarantees,
-	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
-	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

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

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the group entities use that rate as a starting point to determine the incremental borrowing rate.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability,

- any lease payments made at or before the commencement date less any lease incentives received,

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

P       Leases / Sub-concession of spaces (Cont.)

The Group as a lessor (Cont.)

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

Q       Revenue recognition

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

Revenue from aeronautical services, derived from the use of airports facilities by aircrafts and passengers, is recognized over time as the services are provided. The Group considers that it has completed its performance obligations when the services (for instance passenger fee rate, landing rates, platform use fees, among others) are rendered to its customers. The Group does not defer collection terms in excess of the normal market terms, so there is no need to distinguish between a commercial component and a revenue interest component.

Revenue from non-aeronautical activities such as commercial revenue (excluding sale of goods, leases and sub-concession of spaces) and construction services are recognized over time. The Group considers that it has completed its performance obligations when the services (such as warehouse use fees, parking facilities and VIP lounges) are rendered to its customers or construction costs are incurred.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

Q       Revenue recognition (Cont.)

Non-aeronautical revenues (Cont.)

Revenue from sale of goods, mainly fueling, is recognized at a point in time when control of the goods is transferred to the customer and the customer obtains the benefits from the goods. The Group considers that it has completed its performance obligations when the goods are supplied to its customers.

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as Other liabilities in the Consolidated Statement of Financial Position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either a contract asset or a receivable in its Consolidated Statement of Financial Position, depending on whether something other than the passage of time is required before the consideration is due.

Revenue is shown net of value-added tax and discounts. Intercompany balances with subsidiaries have been eliminated in consolidation.

R       Cost of services and other expenses

Cost of services and other expenses are accrued and recognized in the Consolidated Statement of Income.

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

S       Government grants

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

T       Financial instruments

Non derivative financial instruments comprise investments in debt instruments, corporate bonds, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

The Group classifies its financial assets in the following measurement categories:

(i)

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in financial income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the Consolidated Statement Income.

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

U       Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in Financial income or Financial loss line.

Derivatives are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

Derivative financial instruments are classified within Level 2 of the fair value hierarchy.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

In order to conclude whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceeded the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

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

The price index as of December 31, 2021 was 582.46 (385.88 and 283.44 as of December 31, 2020 and 2019 respectively) and the conversion factor derived from the indexes for the year ended December 31, 2021, was 1.51 (1.36 and 1.54 as of December 31, 2020 and 2019 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

W       Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The main procedures for the above-mentioned adjustment are as follows:

●	Monetary assets and liabilities which are carried at current amounts at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
●	Non-monetary assets and liabilities which are not carried at current amounts at the balance sheet date, and components of shareholders’ equity are adjusted by applying the relevant conversion factors at the date of the transactions.
●	All items in the statement of income are restated by applying the relevant conversion factors.
●	The effect of inflation on the Company’s net monetary position is included in Inflation adjustment in the Consolidated Statement of Income. Exchange rate gains and losses derived from the net monetary position are presented in real (inflation-adjusted) terms.
●	The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting. This is because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of the current period is included in Other comprehensive (loss) / income for the year line.

X       Critical accounting estimates and judgments

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

As mentioned in Note 12, the Company performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passengers, fees, future operating expenses and discount rate. During 2020 and 2021, the cash flow projections were updated more regularly (quarterly) and several scenarios were considered due to a significant degree of uncertainty in the estimate and a wider range of possible cash flows projections after the impact of COVID-19. An impairment loss, if applicable, is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date. A previously recognized impairment loss of non-financial assets (other than goodwill) is reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the Consolidated Statement of Income.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

X       Critical accounting estimates and judgments (Cont.)

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

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, taking into account the impact of the COVID-19 pandemic in the projections.

(c)	Concession - application of IFRIC 12

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

In response to the Covid-19 crisis, the Group has adopted specific procedures to ensure that its risks are properly monitored (Note 1.2)

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

The value of the Group’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries. However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. There are significant monetary balances held by the Group companies at each period-end that are denominated in other currencies (non-functional currency). The following table provides a breakdown of the Group’s main monetary net assets and liabilities which impact the Group’s profit and loss:

	As of December 31,	As of December 31,
Currency Exposure / Functional currency	2021	2020
U.S. dollar / Argentine Peso	(466,240)	(507,684)
U.S. dollar / Armenian dram	(16,565)	(18,053)
Euro / Armenian dram	9,267	(16,671)
Euro / Argentine Peso	(11,932)	(5,829)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)

(i)Market risk (Cont.)

Foreign exchange risk (Cont.)

The relevant exposures correspond to:

●	U.S. dollar / Argentine Peso

As of December 31, 2021 and 2020 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the Argentine Peso. A change of 3% in the ARS/ USD exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 13,987 as of December 31, 2021 (USD 15,231 as of December 31, 2020 considering a change in 3% in the ARS/ USD exchange rate).

●	U.S. dollar / Armenian dram

As of December 31, 2021 and 2020 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 166 as of December 31, 2021 (USD 181 as of December 31, 2020).

●	Euro / Armenian dram

As of December 31, 2021 and 2020 consisting primarily of Euro-denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax loss / gain of USD 93 as of December 31, 2021 (USD 167 as of December 31, 2020).

●	Euro / Argentine Peso

As of December 31, 2021 and 2020 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the Argentine Peso. A change of 3% in the Euro / ARS exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 358 as of December 31, 2021 (USD 175 as of December 31, 2020).

(ii)	Interest rate risk

The Group’s interest rate risk principally arises from long-term borrowings (Note 22). Borrowings issued at variable rates expose the Group to the risk that the actual cash flows differ from those expected. Borrowings issued at fixed rates expose the Group to the risk that the fair values of these differ from those expected. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities.

These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings as of December 31, 2021 and 2020.

	At December 31,
	2021	2020
Fixed rate (*)	955,978	818,804
Variable rate	483,625	526,013
	1,439,603	1,344,817

(*) As of December 31, 2021 includes USD 156.6 million of short-term borrowings (USD 121.7 million as of December 2020) and USD 799.4 million of long-term borrowings (USD 697.1 million as of December 31, 2020).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(ii)	Interest rate risk (Cont.)

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would increase loss before income tax for the year ended December 31, 2021 and 2020, USD 4,866 and USD 3,422 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the Consolidated Statement of Income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

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

Each subsidiary is responsible for managing and analyzing credit risk of its trade receivable, for each of their new customers before standard payment and delivery terms and conditions are offered. There is no significant concentration of credit risk from customers except from AA2000 key client airline, see situation update in Note 26.

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

In the context of the Covid-19 pandemic and given the uncertainty caused by this crisis in the air transport sector, credit risk had increased due to the general lack of liquidity of companies in the sector. In order to deal with these difficulties, the Group adopted a closer monitoring of its trade receivables, anticipating mitigation initiatives to protect the collectability of such receivables. Furthermore, the Group appropriately took into account the increased risk in the provision for loss allowance, which was also determined on the basis of the specific solvency of the counterparties, however, no critical issues were determined. The Group will continue to monitor and adjust its assessments of its customers’ payment performance.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

Trade receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”). The policy implemented by the Group consists in performing a case by case analysis, identifying those receivables with no reasonable expectation of recovery or with particular situations, that are impaired according to each circumstances. For all other receivables, the expected loss rate consists in stratifying trade receivables into categories based on overdue days. The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2021 or 1 January 2021 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect historical experience of losses on trade receivables, current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The provision for loss allowance as of December 31, 2021 and December 31, 2020 was determined as follows for trade receivables:

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2021
Trade receivables – gross carrying amount	143,401	52,404	13,768	5,072	1,763	4,446	65,948
Expected loss rate (*)		1%	5%	11%	14%	36%	86%
Provision for loss allowance	(60,510)	(720)	(634)	(544)	(249)	(1,606)	(56,757)
Trade receivables, net	82,891	51,684	13,134	4,528	1,514	2,840	9,191

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2020
Trade receivables - gross carrying amount	117,048	25,195	9,887	5,839	4,849	4,965	66,313
Expected loss rate (*)		3%	7%	20%	12%	19%	81%
Provision for loss allowance	(57,633)	(881)	(678)	(1,177)	(574)	(928)	(53,395)
Trade receivables, net	59,415	24,314	9,209	4,662	4,275	4,037	12,918

(*)  Average expected loss rate. As of December 31, 2021 and 2020, includes effect of Argentine customer situation as described in Note 26.a.

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a significant period when past due.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

The closing loss allowances for trade receivables as of December 31, 2021 and 2020 reconcile to the opening loss allowances as follows:

	2021	2020
Balance at January 1,	(57,633)	(52,734)
Bad debts of the year	(12,287)	(16,056)
Recoveries	8,098	2,679
Write off	359	5,915
Translation differences and inflation adjustment	953	2,563
Balance at December 31,	(60,510)	(57,633)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets (see Note 7):

	2021	2020	2019
Impairment losses
- movement in provision for impairment	(14,727)	(16,400)	(33,876)
Recovery of previous impairment losses	8,311	2,918	2,908
Net impairment losses on financial assets	(6,416)	(13,482)	(30,968)

(iv)	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The Group monitors its current and projected financial position using several key internally generated reports such as cash flow and debt maturity. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates on the key profitability, liquidity and balance sheet ratios.

The Group’s debt positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using different types of debt. The maturity profile is managed, by spreading the repayment dates and extending facilities.

During 2021 and 2020, due to Covid-19 pandemic and in order to preserve the Group’s liquidity, several measures were taken, mainly related to debt maturity, see further information in Note 1 and 22.

Liquid financial assets as a whole (comprising cash and cash equivalents) were 10.38% of total assets at the end of 2021 compared to 8.25% at the end of 2020. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(v)	Capital Management

The capital structure of the Group consists of shareholders’ equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 22 and specific analyzes have been carried out due to the Covid-19 pandemic, see Note 1. The Group’s equity is analyzed into its various components in the Consolidated Statement of Changes in Equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The objectives of the Group for capital management are to safeguard its capacity to continue doing business and be able to provide yield to owners as well as benefits to holders of instruments of shareholder’s equity and maintain an optimum capital structure to reduce cost of capital. However, considering the situation described in Note 1 related to the impact of Covid-19 pandemic on the Group’s operations, currently the main objective is focused on preserving and ensuring short-term liquidity.

	At December 31,
	2021	2020
Borrowings	1,439,603	1,344,817
Less: Cash and cash equivalents	(375,783)	(281,031)
Net debt	1,063,820	1,063,786
Equity	773,608	805,286

Net debt to equity ratio	138%	132%

B. Financial instruments by category

	Assets at fair value	Assets at amortized
December 31, 2021	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	82,891	82,891
Other receivables	-	110,743	110,743
Other financial assets (*)	31,843	62,638	94,481
Derivative financial assets	137	-	137
Cash and cash equivalents	-	375,783	375,783
Total	31,980	632,055	664,035

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,439,603	1,439,603
Leases liabilities	-	12,249	12,249
Trade payables and other liabilities	-	1,009,834	1,009,834
Total	-	2,461,686	2,461,686

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

B.	Financial instruments by category (Cont.)

(v)Capital Management (Cont.)

	Assets at fair value	Assets at amortized
December 31, 2020	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	59,415	59,415
Other receivables	-	124,016	124,016
Other financial assets (*)	56,961	23,163	80,124
Cash and cash equivalents	-	281,031	281,031
Total	56,961	487,625	544,586

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,344,817	1,344,817
Leases liabilities	-	13,684	13,684
Trade payables and other liabilities	-	940,030	940,030
Total	-	2,298,531	2,298,531

(*)  Other financial assets measured at fair value are Level 1 hierarchy. The book value of these assets represents its fair value.

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

There were no transfers between Level 1 and Level 2 of the fair value hierarchy and there were no transfers from Level 1 and Level 2 to Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1 and comprise primarily government securities, mutual funds and corporate bonds.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

D. Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

4 Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions.

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4 Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2021
Aeronautical revenue (*)	94,881	-	24,121	-	14,564	-	45,312	46,456	37,475	-	-	262,809
Non-aeronautical revenue (*)
Commercial revenue	214,573	202	34,329	-	20,200	18,031	46,503	17,948	17,082	(9,037)	2,256	362,087
Construction service revenue	53,501	-	-	-	5,280	-	6,559	752	13,668	-	-	79,760
Other revenue	-	-	-	-	14	-	-	-	2,243	(806)	806	2,257
Cost of services	(326,974)	(68)	(59,198)	-	(35,903)	(11,635)	(56,791)	(44,371)	(83,149)	7,850	(12,142)	(622,381)
Gross profit / (loss)	35,981	134	(748)	-	4,155	6,396	41,583	20,785	(12,681)	(1,993)	(9,080)	84,532
Selling, general and administrative expenses	(38,338)	(145)	(8,228)	(143)	(7,674)	(1,362)	(11,173)	(11,703)	(13,053)	1,993	(12,236)	(102,062)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(371)	-	-	(371)
Other operating income	8,109	2	20,285	-	152	56	168	82	13,923	-	-	42,777
Other operating expenses	(14,925)	(8)	(2,191)	-	(119)	(66)	(703)	(13)	-	-	(391)	(18,416)
Operating (loss) / income	(9,173)	(17)	9,118	(143)	(3,486)	5,024	29,875	9,151	(12,182)	-	(21,707)	6,460
Share of income / (loss) in associates	-	-	-	-	-	-	-	-	91	-	(720)	(629)
Amortization and depreciation	74,743	-	9,999	-	11,112	1,056	14,411	7,000	12,290	-	12,890	143,501
Adjusted Ebitda	65,570	(17)	19,117	(143)	7,626	6,080	44,286	16,151	199	-	(9,537)	149,332
Construction services revenue	(53,501)	-	-	-	(5,280)	-	(6,559)	(752)	(13,668)	-	-	(79,760)
Construction services cost	53,378	-	-	-	5,280	-	6,368	752	11,675	-	-	77,453
Adjusted Ebitda excluding Construction Services	65,447	(17)	19,117	(143)	7,626	6,080	44,095	16,151	(1,794)	-	(9,537)	147,025
Construction services revenue	53,501	-	-	-	5,280	-	6,559	752	13,668	-	-	79,760
Construction services cost	(53,378)	-	-	-	(5,280)	-	(6,368)	(752)	(11,675)	-	-	(77,453)
Adjusted Ebitda	65,570	(17)	19,117	(143)	7,626	6,080	44,286	16,151	199	-	(9,537)	149,332
Financial income												28,080
Financial loss												(131,271)
Inflation adjustment												6,691
Amortization and depreciation												(143,501)
Loss before income tax												(90,669)
Income tax												(69,111)
Net loss from continuing operations												(159,780)
Loss from discontinued operations												(21,196)
Net loss for the year												(180,976)

Current assets	232,737	82	41,384	27	21,436	4,264	71,315	43,357	101,116	(60,620)	171,219	626,317
Non-current assets	1,395,707	27	670,006	114	144,164	7,863	148,838	57,798	274,947	(768)	295,618	2,994,314
Capital Expenditure	53,501	-	1,838	-	5,511	2,556	7,629	779	19,927	-	-	91,741
Current liabilities	284,442	40	328,750	-	12,345	3,180	30,067	35,749	117,933	(60,620)	90,401	842,287
Non-current liabilities	684,460	-	663,012	-	60,225	2,010	41,309	20,051	141,898	(768)	392,539	2,004,736

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4 Segment information (Cont.)

Geographical information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2020
Aeronautical revenue (*)	106,681	-	20,883	-	19,616	-	15,308	28,128	29,379	-	-	219,995
Non-aeronautical revenue (*)
Commercial revenue	147,599	184	30,510	-	19,890	15,536	22,396	13,002	16,799	(6,368)	165	259,713
Construction service revenue	95,793	-	-	-	9,281	-	1,730	8,611	10,363	-	-	125,778
Other revenue	-	-	-	-	56	-	-	-	1,777	(2,184)	2,221	1,870
Cost of services	(380,176)	(71)	(60,799)	-	(40,306)	(11,004)	(39,517)	(42,753)	(72,163)	7,118	(13,912)	(653,583)
Gross profit / (loss)	(30,103)	113	(9,406)	-	8,537	4,532	(83)	6,988	(13,845)	(1,434)	(11,526)	(46,227)
Selling, general and administrative expenses	(38,033)	(144)	(11,300)	(38)	(7,943)	(1,520)	(8,596)	(10,583)	(14,437)	1,357	(10,538)	(101,775)
Impairment loss of non-financial assets	-	-	(26,362)	-	-	-	-	-	-	-	(35,906)	(62,268)
Other operating income	6,522	3	34,829	-	281	117	129	256	11,968	-	-	54,105
Other operating expenses	(2,731)	(16)	(3,320)	-	(132)	(131)	(889)	(389)	18	77	(20)	(7,533)
Operating income / (loss)	(64,345)	(44)	(15,559)	(38)	743	2,998	(9,439)	(3,728)	(16,296)	-	(57,990)	(163,698)
Share of loss in associates	-	-	-	-	-	-	-	-	115	-	(1,782)	(1,667)
Amortization and depreciation	115,119	-	9,065	-	11,467	1,134	14,900	5,074	11,903	-	14,786	183,448
Adjusted Ebitda	50,774	(44)	(6,494)	(38)	12,210	4,132	5,461	1,346	(4,278)	-	(44,986)	18,083
Construction services revenue	(95,793)	-	-	-	(9,281)	-	(1,730)	(8,611)	(10,363)	-	-	(125,778)
Construction services cost	95,684	-	-	-	9,281	-	1,679	8,611	9,183	-	-	124,438
Adjusted Ebitda excluding Construction services	50,665	(44)	(6,494)	(38)	12,210	4,132	5,410	1,346	(5,458)	-	(44,986)	16,743
Construction services revenue	95,793	-	-	-	9,281	-	1,730	8,611	10,363	-	-	125,778
Construction services cost	(95,684)	-	-	-	(9,281)	-	(1,679)	(8,611)	(9,183)	-	-	(124,438)
Adjusted Ebitda	50,774	(44)	(6,494)	(38)	12,210	4,132	5,461	1,346	(4,278)	-	(44,986)	18,083
Financial income												35,697
Financial loss												(215,496)
Inflation adjustment												(26,532)
Amortization and depreciation												(183,448)
Income before income tax												(371,696)
Income tax												14,295
Net loss from continuing operations												(357,401)
Loss from discontinued operations												(4,492)
Net loss for the year												(361,893)

Current assets	146,414	96	35,180	31	11,936	4,148	40,705	30,209	132,706	(65,395)	183,963	519,993
Non-current assets	1,170,598	21	756,448	122	149,871	6,420	144,745	64,580	274,620	(768)	319,001	2,885,658
Capital Expenditure	95,794	-	3,224	-	10,818	1,160	2,701	10,509	13,835	-	2	138,043
Current liabilities	273,173	40	103,756	1	20,578	2,608	4,046	27,544	117,787	(65,165)	68,186	552,554
Non-current liabilities	509,623	-	881,535	-	53,962	2,666	64,242	25,451	158,523	(998)	352,807	2,047,811

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4 Segment information (Cont.)

Geographical information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total (**)
Year ended December 31, 2019
Aeronautical revenue (*)	387,333	-	56,141	-	62,164	-	52,558	71,056	94,744	-	-	723,996
Non-aeronautical revenue (*)
Commercial revenue	239,406	217	60,440	-	39,410	16,888	69,314	23,664	39,068	(7,281)	774	481,900
Construction service revenue	308,296	-	-	-	6,110	-	11,591	14,888	9,379	-	-	350,264
Other revenue	-	-	-	-	60	-	-	-	2,444	(5,045)	5,021	2,480
Cost of services	(711,144)	(18)	(96,210)	-	(54,218)	(12,968)	(82,472)	(71,958)	(104,573)	9,191	(14,055)	(1,138,425)
Gross profit / (loss)	223,891	199	20,371	-	53,526	3,920	50,991	37,650	41,062	(3,135)	(8,260)	420,215
Selling, general and administrative expenses	(88,083)	(308)	(12,515)	(115)	(12,625)	(1,346)	(12,259)	(17,035)	(15,012)	3,137	(12,130)	(168,291)
Impairment loss of non-financial assets	-	-	(42,801)	-	-	-	-	-	-	-	-	(42,801)
Other operating income	15,474	38	1,341	-	131	49	103	140	-	(17)	-	17,259
Other operating expenses	(1,075)	-	(332)	-	(346)	(75)	(731)	(93)	(111)	16	-	(2,747)
Operating income / (loss)	150,207	(71)	(33,936)	(115)	40,686	2,548	38,104	20,662	25,939	1	(20,390)	223,635
Share of loss in associates	-	-	-	-	-	-	-	-	35	-	(1,451)	(1,416)
Amortization and depreciation	91,217	-	11,788	-	12,124	1,024	13,724	4,646	12,530	-	15,394	162,447
Adjusted Ebitda	241,424	(71)	(22,148)	(115)	52,810	3,572	51,828	25,308	38,504	1	(6,447)	384,666
Construction services revenue	(308,296)	-	-	-	(6,110)	-	(11,591)	(14,888)	(9,379)	-	-	(350,264)
Construction services cost	308,072	-	-	-	6,110	-	11,255	14,888	7,673	-	-	347,998
Adjusted Ebitda excluding Construction services	241,200	(71)	(22,148)	(115)	52,810	3,572	51,492	25,308	36,798	1	(6,447)	382,400
Construction services revenue	308,296	-	-	-	6,110	-	11,591	14,888	9,379	-	-	350,264
Construction services cost	(308,072)	-	-	-	(6,110)	-	(11,255)	(14,888)	(7,673)	-	-	(347,998)
Adjusted Ebitda	241,424	(71)	(22,148)	(115)	52,810	3,572	51,828	25,308	38,504	1	(6,447)	384,666
Financial income												51,889
Financial loss												(233,521)
Inflation adjustment												(25,391)
Amortization and depreciation												(162,447)
Income before income tax												15,196
Income tax												(17,079)
Net loss from continuing operations												(1,883)
Loss from discontinued operations												(3,937)
Net loss for the year												(5,820)

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

5       Revenue

	2021	2020	2019
Aeronautical revenue	262,809	219,995	723,996
Non aeronautical revenue
Commercial revenue	362,087	259,713	481,900
Construction service revenue	79,760	125,778	350,264
Other revenue	2,257	1,870	2,480
Revenue	706,913	607,356	1,558,640

Timing of revenue recognition
Over time	560,834	500,049	1,301,019
At a point in time	28,126	14,105	48,456
Revenues accounted for under IFRS 16	117,953	93,202	209,165
Revenue	706,913	607,356	1,558,640

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

6       Cost of services

	2021	2020	2019
Salaries and social security contributions (**)	(141,011)	(124,412)	(191,030)
Concession fees (***)	(94,535)	(76,201)	(163,919)
Construction services cost	(77,453)	(124,438)	(347,998)
Maintenance expenses	(83,905)	(82,095)	(128,858)
Amortization and depreciation (****)	(135,125)	(173,968)	(152,512)
Services and fees	(44,832)	(40,458)	(65,488)
Cost of fuel	(24,884)	(13,076)	(43,540)
Taxes (*)	(2,932)	(5,881)	(17,011)
Office expenses	(5,208)	(3,717)	(14,102)
Provision for maintenance costs	(4,706)	(1,813)	(2,174)
Others	(7,790)	(7,524)	(11,793)
	(622,381)	(653,583)	(1,138,425)

(*) Mainly includes tax from turnover and municipal taxes.

(**) At the year-end, the number of employees was 5.8 thousand in 2021, 5.8 thousand in 2020 and 6.3 thousand in 2019.

(***) Includes depreciation for fixed concession assets fee, as shown in Note 12, of USD 16,502 for the year ended December 31, 2021 (USD 16,870 and USD 19,742 for the year ended December 31, 2020 and 2019 respectively).

(****) Includes depreciation of leases of USD 3,185 for the year ended December 31, 2021 (USD 2,540 and USD 2,756 for the year ended December 31, 2020 and 2019 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

7       Selling, general and administrative expenses

	2021	2020	2019
Taxes (*)	(24,756)	(18,885)	(38,977)
Salaries and social security contributions	(21,172)	(20,386)	(28,860)
Services and fees	(30,897)	(28,157)	(37,915)
Office expenses	(1,475)	(1,222)	(5,190)
Amortization and depreciation (**)	(8,376)	(9,480)	(9,935)
Maintenance expenses	(908)	(1,150)	(1,717)
Advertising	(912)	(1,564)	(3,367)
Insurance	(2,145)	(2,026)	(1,689)
Charter service	-	(134)	(799)
Bad debts recovery	8,311	2,919	2,908
Bad debts	(14,727)	(16,400)	(33,876)
Other	(5,005)	(5,290)	(8,874)
	(102,062)	(101,775)	(168,291)

(*)   Mainly included taxes over bank transactions and tax on revenue.

(**) Includes depreciation of leases of USD 969 for the year ended December 31, 2021 (USD 673 and 687 for the year ended December 31, 2020 and 2019 respectively).

8       Other operating results

8.1        Other operating income

	2021	2020	2019
Government grants (1)	7,599	6,251	15,387
Government subsidies per Covid-19 context (2)	33,366	46,701	-
Other	1,812	1,153	1,872
	42,777	54,105	17,259

(1)   Correspond to grants for the development of airport infrastructure. As consideration for having granted the concession of the Group A of the National Airport System of Argentina, AA2000 assigns to the Government 15% of the total revenues of the concession, 2.5% of such revenues are destined to fund the investment commitments of AA2000 corresponding to the investment plan under the concession agreement by means of a trust in which AA2000 is the settlor; Banco de la Nación Argentina, the trustee; and the beneficiaries are AA2000 and constructors of the airports’ works. The funds in the trust are used to settle the accounts payable to suppliers of the infrastructure being built in the Argentine Airport System. As per IAS 20, the benefit received by AA2000 qualifies as a grant related to income on a monthly basis that it is recognized at fair value since there is a reasonable assurance that such benefit will be received.

(2)   Mainly correspond to the following government subsidies to support airports in the context of Covid-19 pandemic for the year ended December 31, 2021 and 2020:

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating results (Cont.)

8.1        Other operating income (Cont.)

◾	Re-equilibrium of concession agreements due to force majeure or fortuitous case events in Brazilian airports for a total amount of USD 25,473 and USD 33,185 net of tax in 2021 and 2020 respectively.

Due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of “force majeure” or “fortuitous event” concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private initiative and must be compensated by the Federal Government. In view of this, the Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies’ projected operational result in the scenario without pandemic.

The amount covering the reconstitution for the years 2021 and 2020 with respect of Brasilia were estimated at USD 22,636 and USD 29,867 net of tax respectively, and the measure of this reconstitution is through the offset of the concession fee payable, see amount compensated in Note 23.

The amount covering to the reconstitution for the years 2021 and 2020 for Natal were estimated at USD 2,837 and USD 3,318 net of tax respectively, which is being received through the offset of the monthly contribution and the readjustment of the Control Tower tariffs, see receivable included in Note 17.

During 2021, the final amount referring to the reconstitution for the year 2020 was determined, resulting in a reversal of USD 3,450 (USD 3,074 and USD 376 related to Brasilia and Natal airports respectively) compared to the amount that was initially estimated and recognized as an Other operating income as of December 31, 2020.

In 2020 a contribution of € 10 million (approximately USD 11,968) was allocated by the Regional Administration of Tuscany in favor of Toscana Aeroporti S.p.A. in order to contribute to the strengthening of the Tuscan airport system, facilitate the regional economy and address the critical market issues resulting from the Covid-19 pandemic. On August 16, 2021 the contribution was collected.

On July 26, 2021 the European Commission approved, under the terms of the European Union law, an Italian grant of € 800 million to compensate airports and handling operators for losses caused by travel restrictions that Italy and other countries implemented in order to contain Covid 19 infections. As of December 31, 2021 the amount referring to this compensation to Toscana Aeroporti S.p.A. has been determined and recognized as an Other operating income of approximately € 9.5 million (equivalent to USD 10,900).

There are no unfulfilled conditions or other contingencies attaching to these grants.

The Group has directly benefited from other forms of government assistance that were not accounted for in Other operating income:

◾	Assistance for employees; in Argentina, through Decrees No. 332/2020 and the applicable administrative resolutions, the Poder Ejecutivo Nacional has instituted, through the Emergency Assistance Program for Work and Production, a series of benefits for those companies that have been affected by the health emergency. Among the assistance measures provided for by the decrees, the Argentine subsidiaries benefited from the postponement of the employer’s contributions and a reduction in social security contributions. In addition, the Administración Federal de Ingresos Públicos (“AFIP”) has approved the granting of the Salary Compensation Allowance from April to September 2020, extended through Decree No. 823/2020 until December 31, 2020. This allowance consists of a sum equivalent to 50% of the net salary, up to the maximum amount of two minimum vital salaries. As from January 2021, AFIP has approved the granting of an individual and fixed amount of money to be paid to workers on the account of the payment of remunerations. Assistance measures provided for by governments as the grant of a salary compensation allowance for employees are accounted as a reduction of results under Salaries and social security contributions line in Note 6 and 7.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating results (Cont.)

8.1        Other operating income (Cont.)

◾	Economic benefit of a borrowing at a significantly below-market rate of interest, which is the case in particular for the subsidized interest rate of the Armenian borrowing, is treated as a government grant and recognized as a reduction of the debt in accordance with IAS 20, see Note 22.

8.2Other operating expenses

	2021	2020	2019
Other operating loss (1)	(18,416)	(7,533)	(2,747)
	(18,416)	(7,533)	(2,747)

(1)	As of December 31, 2021, mainly includes Argentine legal proceedings as detailed in Note 26.a.

9       Financial results, net

	2021	2020	2019
Interest income	17,639	17,587	31,329
Foreign exchange income	1,144	8,015	5,975
Other financial income (1)	9,297	10,095	14,585
Financial income	28,080	35,697	51,889

Interest expense	(125,533)	(99,018)	(92,687)
Foreign exchange loss	112,465	(33,037)	(43,365)
Changes in liability for concessions (Note 23)	(109,103)	(69,737)	(88,488)
Other financial loss (2) (3) (4)	(9,100)	(13,704)	(8,981)
Financial loss	(131,271)	(215,496)	(233,521)

Inflation adjustment	6,691	(26,532)	(25,391)
Inflation adjustment	6,691	(26,532)	(25,391)
Financial results, net	(96,500)	(206,331)	(207,023)

(1) Mainly includes gains from other financial assets for a total amount of USD 4,990 for the year ended December 31, 2021 (USD 4,690 and USD 13,152 for the year ended December 31, 2020 and 2019, respectively) and net gains from derivative financial instruments at fair value for a total amount of USD 144 thousand for the year ended December 31, 2021 (USD 1,455 and USD 101 for the year ended December 31, 2020 and 2019 respectively).

(2) Includes leases financial cost, see Note 14(ii).

(3) Includes debt renegotiations premiums paid to Notes tenders for the exchange offers for a total amount of USD 193 as of December 31, 2021 (USD 4,690 as of December 31, 2020).

(4) Includes additional amount paid to the noteholders of Puerta del Sur S.A. regarding the prepayment of the Negotiable obligations for a total amount of USD 348 thousand as of December 31, 2021.

10       Share of results in associates

	2021	2020	2019
Share of loss in associates (Note 15)	(629)	(1,667)	(1,416)
	(629)	(1,667)	(1,416)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax

	2021	2020	2019
Current income tax	(19,084)	490	(48,425)
Deferred income tax	(50,027)	13,805	31,346
	(69,111)	14,295	(17,079)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2021	2020	2019
(Loss) / income from continuing operations before income tax	(90,669)	(371,696)	15,196
(Loss) / income from discontinued operations before income tax	(21,196)	(4,492)	(3,937)
(Loss) / income for the year before income tax	(111,865)	(376,188)	11,259
Tax calculated at the tax rate in each country	37,397	110,056	4,978
Adjustments
Non-taxable income	19,630	10,079	30,387
Expenses related to non-taxable income	(21,967)	(19,725)	(20,732)
Non-deductible expenses	(4,836)	(5,831)	(6,811)
Effect of tax inflation adjustment (2)	(74,042)	(25,680)	(31,202)
Effect of inflation adjustment	(29,038)	(9,480)	3,332
Effect of asset revaluation for tax purposes (1)	79,667	44,423	70,544
Asset revaluation for tax purpose - Current tax (1)	-	-	(11,876)
Unrecognized deferred taxes (3)	(48,344)	(86,199)	(52,078)
Income tax rate change (4)	(17,444)	-	-
Other	(10,134)	(3,348)	(3,621)
Income tax	(69,111)	14,295	(17,079)

(1)On December 29, 2017, the National Executive Office of Argentina issued Law 27.430 - Income Tax. This law introduced several changes in the treatment of income tax as the gradual reduction from 35% to 30% for fiscal years starting from January 1, 2018 until December 31, 2019 and to 25% for fiscal years beginning on or after January 1, 2020, inclusive. On December 23, 2019, through Law No. 27.541, the income tax rate reduction established by Law 27.430 was suspended until fiscal years beginning January 1, 2021, inclusive, establishing that for the suspension period the rate would be 30%.

These adjustments correspond to the asset revaluation for tax purpose included in Law No. 27.430 of Argentina. As of March 29, 2019, AA2000 start exercising the option of the asset revaluation for tax purpose, fiscal period 2017, generating an accumulated deferred tax gain of USD 70,544, as well as a special current tax charge of USD 11,876 for the adherence to that option.

(2)In order to determine the net taxable income of AA2000 at the end of this year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of USD 74,042 (USD 25,680 and USD 31,202 as of December 31, 2020 and 2019 respectively), due to the fact that as of December 31,2021, 2020 and 2019 the price index variation has already exceeded 100%, 30% and 30%, respectively. Likewise, the income tax law allowed the deferral of the charge generated until 2020 by the tax inflation adjustment in five consecutive years. For 2021, the tax inflation adjustment is applicable as the accumulated inflation of the last three years is greater than 100%, and the adjustment resulting from this procedure must be recognized as a current tax of the year. As consequence, USD 74,042 (USD 4,278 and USD 6,044 as of December 31,2020 and 2019 respectively) was recognized in current tax liabilities and in 2020 and 2019, USD 21,402 and USD 25,158 as deferred tax liabilities respectively.

(3)Mainly temporary differences for which no deferred income tax has been recognized from Brazilian concessions. As of December 31, 2020, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 54.2 million were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax (Cont.)

(4)	In June 2021, Law 27,630 was issued in Argentina, which sets gradual percentages over net income for the determination of the income tax. Both current income tax and deferred income tax of Argentinean companies have been calculated considering these new percentages.

12       Intangible assets, net

			Patent, intellectual
			property rights and
	Concession Assets	Goodwill	others	Total
Cost
Balances at January 1, 2021	3,855,479	5,733	23,489	3,884,701
Acquisition of business (Note 26 b)	-	4,501	663	5,164
Acquisitions	83,225	-	851	84,076
Impairment	(319)	-	(52)	(371)
Disposals	(138)	-	(348)	(486)
Transfer from property plant and equipment	36	-	-	36
Transfer to property plant and equipment	(38)	-	-	(38)
Translation differences and inflation adjustment	305,013	(691)	(1,791)	302,531
Balances at December 31, 2021	4,243,258	9,543	22,812	4,275,613
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	128,516	-	576	129,092
Impairment	(26,362)	(35,906)	-	(62,268)
Disposals	(1,134)	-	-	(1,134)
Transfer	(297)	-	297	-
Transfer from property plant and equipment	-	-	40	40
Transfer to property plant and equipment	(10)	-	-	(10)
Translation differences and inflation adjustment	(302,665)	(13,867)	1,250	(315,282)
Balances at December 31, 2020	3,855,479	5,733	23,489	3,884,701
Depreciation
Accumulated at January 1, 2021	1,247,384	-	20,833	1,268,217
Amortization of the year	145,993	-	1,019	147,012
Disposals	(38)	-	(348)	(386)
Transfer from property plant and equipment	27	-	-	27
Translation differences and inflation adjustment	119,365	-	(1,593)	117,772
Accumulated at December 31, 2021	1,512,731	-	19,911	1,532,642
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Amortization of the year	186,165	-	1,187	187,352
Disposals	(208)	-	-	(208)
Transfer from property plant and equipment	32	-	-	32
Translation differences and inflation adjustment	(52,695)	-	1,594	(51,101)
Accumulated at December 31, 2020	1,247,384	-	20,833	1,268,217
Net balances at December 31, 2021	2,730,527	9,543	2,901	2,742,971
Net balances at December 31, 2020	2,608,095	5,733	2,656	2,616,484

During 2021 and 2020, the Company identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, such as flight restrictions and the closing of borders to contain Covid-19 spread.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Regarding CAAP’s Brazilian subsidiaries, the Company tested the value of goodwill allocated that led in 2020 to an impairment loss of USD 35,906. Additionally, as of December 31, 2020 an impairment loss of USD 26,362 (USD 42,801 as of December 31, 2019) was recognized with respect of the Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) concession following an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use).

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate and the number of passengers, ICASGA carried out a sensitivity analysis showing the impact that it would have on the result if different discount rates and compound annual growth of passengers were used.

The discount rate used was the weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. WACC was determined considering the risk of investing in equity, in airport sector and country. The nominal discount rate used was 9.16% as of December 31, 2020, calculated from a Rolling WACC method considering the effects of debt over the capital and re-leverage of Beta.

The number of passengers was the other main assumption for the calculation of the impairment test and the compound annual growth rate assumed was 3.0% as of December 31, 2020.

The carrying value of the assets impaired was as follows:

		Goodwill
	ICASGA	allocated to
	Concession	Brazilian
	assets	subsidiaries
Net assets at January 1, 2020	71,918	50,249
Acquisitions	63	-
Impairment	(26,362)	(35,906)
Amortization of the year	(1,425)	-
Disposals	(921)	-
Translation differences	(13,530)	(14,343)
Net assets at December 31, 2020	29,743	-

The table below summarizes the results of the sensitivity analysis assuming that each key assumption changes by one per cent with all other assumptions held constant. The impact is expressed in terms of the effect on the results for the year ended December 31, 2020.

Key assumption	Minus 1%	Plus 1%
Discount rate	3,432	(2,991)
Passenger’s CAGR	(5,196)	5,769

As of December 31, 2021 and 2020, the recoverable amount of each defined CGU, other than those mentioned above, exceeds its carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13       Property, plant and equipment, net

	Land,	Plant and	Vehicles,
	building and	production	furniture and	Works in
	improvements	Equipment	fixtures	progress	Others	Total
Cost
Balances at January 1, 2021	57,164	69,264	47,877	3,387	25,787	203,479
Acquisition of business	-	92	-	-	4	96
Acquisitions	585	3,594	1,428	1,620	438	7,665
Disposals	(169)	(6,333)	(362)	-	(68)	(6,932)
Transfer	2,407	1,435	-	(3,843)	-	(1)
Transfers from Intangible	-	-	38	-	-	38
Transfer to Intangible	-	(12)	(24)	-	-	(36)
Translation differences and inflation adjustment	(3,048)	(3,710)	2,944	13	(1,975)	(5,776)
Balances at December 31, 2021	56,939	64,330	51,901	1,177	24,186	198,533
Balances at January 1, 2020	51,893	62,295	51,278	2,823	23,130	191,419
Acquisitions	455	3,718	2,296	1,966	516	8,951
Disposals	-	(1,002)	(2,710)	-	(38)	(3,750)
Transfer	1,180	189	-	(1,384)	15	-
Transfers from Intangible	-	-	10	-	-	10
Transfer to Intangible	-	(32)	(4)	(4)	-	(40)
Translation differences and inflation adjustment	3,636	4,096	(2,993)	(14)	2,164	6,889
Balances at December 31, 2020	57,164	69,264	47,877	3,387	25,787	203,479
Accumulated at January 1, 2021	13,677	53,218	34,901	-	20,850	122,646
Acquisition of business	-	21	-	-	1	22
Depreciation of the year	909	3,787	3,409	-	1,362	9,467
Disposals	-	(5,970)	(358)	-	(19)	(6,347)
Transfer to Intangible	-	(11)	(16)	-	-	(27)
Translation differences and inflation adjustment	(446)	(2,910)	2,294	-	(1,646)	(2,708)
Accumulated at December 31, 2021	14,140	48,135	40,230	-	20,548	123,053
Accumulated at January 1, 2020	12,126	47,116	34,866	-	17,699	111,807
Depreciation of the year	888	3,729	4,150	-	1,456	10,223
Disposals	-	(994)	(2,063)	-	(36)	(3,093)
Transfer to Intangible	-	(29)	(3)	-	-	(32)
Translation differences and inflation adjustment	663	3,396	(2,049)	-	1,731	3,741
Accumulated at December 31, 2020	13,677	53,218	34,901	-	20,850	122,646
Net balances at December 31, 2021	42,799	16,195	11,671	1,177	3,638	75,480
Net balances at December 31, 2020	43,487	16,046	12,976	3,387	4,937	80,833

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases

(i) Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended	For the year ended
	December 31, 2021	December 31, 2020
Right-of-use assets
Land, building and improvements	10,062	12,087
Plant and production equipment	2,057	843
Vehicles, furniture and fixtures	783	518
	12,902	13,448

Lease liabilities
Current	3,765	3,477
Non-current	8,484	10,207
	12,249	13,684

The evolution of right-of-use assets and lease liabilities during 2021 and 2020 are as follows:

Right-of-use assets	2021	2020
Balances at the beginning of the year	13,448	8,380
Additions	2,407	7,878
Depreciation of the year	(4,154)	(3,213)
Translation differences and inflation adjustment	1,201	403
Balances at the end of the year	12,902	13,448

Lease liabilities	2021	2020
Balances at the beginning of the year	13,684	8,927
New contracts	2,419	7,881
Lease payments	(4,729)	(3,979)
Leases financial cost	737	407
Translation differences and inflation adjustment	138	448
Balances at the end of the year	12,249	13,684

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2021	4,035	3,776	5,376	4,354	17,541
At December 31, 2020	3,859	3,691	5,113	3,643	16,306

The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(ii) Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Depreciation charge of right-of-use assets
Land, building and improvements	(3,514)	(2,790)	(2,957)
Plant and production equipment	(160)	(160)	(160)
Vehicles, furniture and fixtures	(480)	(263)	(326)
	(4,154)	(3,213)	(3,443)

Financial expenses (Leases financial cost)	(737)	(407)	(477)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(827)	(927)	(439)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(299)	(222)	(204)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(467)	(540)	(2,011)

(iii) Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passenger traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the group with such variable lease contracts would increase total lease payments by approximately USD 67.1 (USD 54.0 and 201.1 as of December 31, 2020 and 2019 respectively).

(iv) The group as a lessor

As indicated in Note 2.P, leases and sub-concession of spaces are classified as operating leases. These revenues mainly refer to sub-concessions of commercial spaces (duty free shops, food and beverage services, retail stores) and advertising spaces, among others. Lease payments for some contracts include a minimum agreed upon amount and other variable lease payments by applying a percentage on lessors’ revenues, both of which are set forth in the lease agreements. Where considered necessary to reduce credit risk, the group may obtain guarantees for the term of the lease.

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passenger traffic, correspond to a 39% of total revenues of leases and sub-concession of spaces (38% and 41% as of December 31, 2020 and 2019 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(iv) The group as a lessor (Cont.)

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

	At December 31,	At December 31,	At December 31,
	2021	2020	2019
Within 1 year	77,387	66,546	90,914
Between 1 and 5 years	175,409	176,019	248,986
Later than 5 years	42,082	155,840	296,899
Total	294,878	398,405	636,799

15       Investments in associates

	For the Year ended December 31,
	2021	2020
Balances at the beginning of the year	5,336	9,929
Share of loss in associates	(629)	(1,667)
Discontinued operations (Note 30)	(3,081)	(4,492)
Contributions	741	2,170
Decrease	(67)	(63)
Translation differences	55	(541)
Balances at the end of the year	2,355	5,336

Breakdown of the share of income/(loss) in associates is as follows:

	2021	2020	2019
Sociedad Aeroportuaria Kuntur Wasi S.A.	(741)	(2,070)	(1,151)
Others	112	403	(265)
	(629)	(1,667)	(1,416)

Main Associates are as follows:

			Investment in associates
			Percentage of
			ownership at		For the Year ended
		Country of	December 31,		December 31,
Company	Main activity	incorporation	2021	2020	2021	2020
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.9%	99.9%	1,000	1,000
Sociedad Aeroportuaria Kuntur Wasi S.A. (**)	Airport Operation	Perú	47.9%	47.68%	-	-
Aeropuertos Andinos del Perú S.A. (“AAP”) (***)	Airport Operation	Perú	-	50%	-	3,081
Others			-	-	1,355	1,255
					2,355	5,336

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

(**) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero. Refer to Note 26.a. Peruvian proceedings.

(***) In December 2021, CAAP sold its participation in AAP, classifying it as of December 31, 2021 as a discontinued operation (Note 30).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. (Uruguay: 25%, Argentina: 35%, Italy: 29%, Armenia: 18%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 25%).

The evolution of deferred tax assets and liabilities during the years 2021 and 2020 are as follows:

Deferred tax liabilities

	Property, plant
	and equipment and	Tax inflation
	Intangibles Assets	adjustment	Other liabilities	Total
Balances at January 1, 2021	215,331	36,181	3,245	254,757
Increase of deferred tax liabilities for the year	62,472	2,675	5,116	70,263
Translation differences and inflation adjustment	1,675	(6,534)	(276)	(5,135)
Balances at December 31, 2021	279,478	32,322	8,085	319,885
Balances at January 1, 2020	222,724	25,626	28,126	276,476
Increase/(Decrease) of deferred tax liabilities for the year	(5,207)	18,022	(16,800)	(3,985)
Translation differences and inflation adjustment	(2,186)	(7,467)	(8,081)	(17,734)
Balances at December 31, 2020	215,331	36,181	3,245	254,757

Deferred tax assets

		Tax loss	Property, plant and
	Provisions and	carry	equipment and
	allowances	forwards	Intangibles Assets	Other	Total
Balances at January 1, 2021	24,167	120,624	1,152	10,563	156,506
Acquisitions of business	-	-	-	1,078	1,078
Increase/(decrease) of deferred tax assets for the year	12,234	6,058	(308)	2,252	20,236
Translation differences and inflation adjustment	(2,328)	(13,378)	88	(871)	(16,489)
Balances at December 31, 2021	34,073	113,304	932	13,022	161,331
Balances at January 1, 2020	15,906	164,282	1,681	8,967	190,836
Increase/(decrease) of deferred tax assets for the year	10,868	(3,920)	(417)	3,289	9,820
Translation differences and inflation adjustment	(2,607)	(39,738)	(112)	(1,693)	(44,150)
Balances at December 31, 2020	24,167	120,624	1,152	10,563	156,506

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax (Cont.)

The recoverability analysis of deferred tax assets and liabilities is as follows:

	For the Year ended
	December 31,
	2021	2020
Deferred tax assets to be recovered within 12 months	2,572	1,533
Deferred tax assets to be recovered after 12 months	158,759	154,973
Deferred tax liabilities to be incurred within 12 months	(4,097)	(4,586)
Deferred tax liabilities to be incurred after 12 months	(315,788)	(250,171)

The Group does not recognize deferred tax assets for unused tax loss carryforward or unused tax credit if it is not probable that there will be sufficient future taxable profit against which the loss carryforward or credit can be utilized.

At December 31, 2021 an amount of USD 204.9 million (USD 167.5 million at December 31, 2020) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough taxable profit available to allow the benefit of part or all of that deferred tax asset to be utilized. Unused tax loss carryforwards do not expire although there are certain deduction limits.

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

	2021	2020
Deferred tax assets	68,867	73,038
Deferred tax liabilities	(227,421)	(171,289)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17       Other receivables

	At December 31,
	2021	2020
Non-Current
Tax credits	8,191	11,408
Trust funds (1)	58,623	72,333
Prepaid expenses	219	229
Other	5,340	5,992
	72,373	89,962
Current
Tax credits	15,508	30,207
Guarantee deposit	8,485	8,014
Receivables from related parties (Note 27)	9,113	9,508
Prepaid expenses	3,851	3,358
Government grants to receive (2)	17,643	18,035
Other(3)	11,821	10,428
	66,421	79,550

(1) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(2) As of December 31, 2021 and 2020 includes grants to be received by TA and ICASGA, see Note 8.

(3) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of Toscana Aeroporti S.p.A. for a total amount of USD 4,869 as of December 31,2021 (USD 3,076 as of December 31,2020).

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 62.5 million at December 31, 2021 (USD 73.9 million as of December 31, 2020). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

18       Inventories

	At December 31,
	2021	2020
Supplies	3,573	3,147
Oil and byproducts	7,940	4,862
Others	7	6
	11,520	8,015

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

19       Trade receivables

	At December 31,
Non-Current	2021	2020
Accounts receivable	4,774	3,414
Loss allowance (see Note 3A(iii))	(4,590)	(3,080)
	184	334
Current
Accounts receivable	134,889	111,210
Trade receivables from related parties (Note 27)	3,738	2,424
Loss allowance (see Note 3A(iii))	(55,920)	(54,553)
	82,707	59,081

Fair value of trade receivables approximate book value.

20       Other financial assets

	At December 31,
	2021	2020
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	3,344	3,614
	3,344	3,614
Other financial assets at amortized cost
Related parties (Note 27)	2,801	2,609
Other(**)	13,037	-
	15,838	2,609
	19,182	6,223
Current
Other financial assets at fair value through profit or loss
Corporate Bonds	9,690	22,693
Mutual funds	8,116	15,809
Government securities	10,513	10,570
Related parties (Note 27)	-	4,275
Other	180	-
	28,499	53,347
Other financial assets at amortized cost
Related parties (Note 27)	9,827	9,860
Time Deposits	20,050	2,195
Treasury bills	-	8,499
Other (**)	16,923	-
	46,800	20,554
	75,299	73,901

(*) As of December 31, 2021 and 2020 includes equity investments where the group holds a minor equity interest and does not exert significant influence, mainly TA’s purchase of an 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20       Other financial assets (Cont.)

(**) As of December 31, 2021 corresponds to the restricted cash in the interest payment account established, and to be maintained until November 29, 2023, to perform payments related to fees, expenses and interests of the Senior Secured Guaranteed Notes due 2034 of ACI Airport Sudamérica S.A.U. (see Note 22).

Fair value of other financial assets approximate book value.

21       Cash and cash equivalents

	At December 31,
	2021	2020
Cash to be deposited	356	310
Cash at banks	336,546	213,306
Time deposits	9,250	19,509
Other cash equivalents	29,631	47,906
	375,783	281,031

The Group operates with investment grade - financial institutions.

As of December 31, 2021, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 964 (USD 1,142 as of December 31, 2020).

22       Borrowings

	At December 31,
	2021	2020
Non-current
Bank and financial borrowings (**)	258,248	509,086
Notes (*)	760,089	619,321
	1,018,337	1,128,407
Current
Bank and financial borrowings (**)	354,023	155,251
Notes (*)	67,243	61,159
	421,266	216,410
Total Borrowings	1,439,603	1,344,817

Changes in borrowings during the years are as follows:

	2021	2020
Balances at the beginning of the year	1,344,817	1,208,344
Loans obtained	396,504	224,310
Loans paid	(266,839)	(71,466)
Interest paid	(86,108)	(41,149)
Accrued interest for the year	114,710	81,931
Debt renegotiation expenses capitalization	(20,439)	(10,975)
Translation differences and inflation adjustment	(43,042)	(46,178)
Balances at the end of the year	1,439,603	1,344,817

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2021 (1)	524,338	232,950	500,228	711,660	1,969,176
At December 31, 2020 (1)	286,353	307,722	641,191	514,575	1,749,841

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2021	2020
Fair value of borrowings (2)	1,466,852	1,375,443
	1,466,852	1,375,443

(2) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following as of December 31, 2021:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI Airport Sudamérica	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	233.6
S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.1	November 2032	Fixed 6.875%	13.3
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	68.5

		February 2017, May 2020 (1) (2)	USD	212.3	February 2027	Fixed 6.875%	113.9
	Senior secured guarantee notes	October 2021	USD	208.9	August 2031	Fixed 8.5%	207.9
Aeropuertos Argentina 2000	Class 2 Notes Series 2020	August 2020	USD (2)	40	August 2022	Fixed 0.00%	40
S.A. (“AA2000”)	Class 3 Notes	September 2021	USD (2)	30.5	September 2023	Fixed 4.00%	30.3
	Class 1 Series 2021 Notes	November 2021	USD (2)	64	August 2031	Fixed 8.5%	60.1
	Class 4 Notes	November 2021	USD	62	November 2028	Fixed 9.5%	59.7
Total							827.3

(1)A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following as of December 31, 2020:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
Puerta del Sur S.A. (“PDS”)	Secured guarantee notes	April 2007	USD	87	October 2022	Fixed 7.75%	17.6
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015 and May 2020 (1)	USD	200.9	November 2032	Fixed 6.875%	191.7

Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	73.8

Aeropuertos Argentina 2000	Senior secured guarantee notes	February 2017 and May 2020 (2)	USD	413.8	February 2027	Fixed 6.875%	357.4
S.A. (“AA2000”)	Class 2 Notes Series 2020	August 2020	USD (3)	40	August 2022	Fixed 0.00%	40
Total							680.5

(1)A partial exchange of the notes initially issued was performed during 2020, which is detailed below
(2)A partial exchange of the notes issued in May 2015 and May 2020 was performed during 2021, which is detailed below
(3)These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos
-	On October 6, 2021, a second amendment to agreement for the issuance of Negotiable Obligations of PDS was executed (the “Amendment”). The Amendment provided an option in favor of PDS (the “Option”), to be exercised between October 6, 2021 and December 28, 2021, to prepay the entire principal amount and unpaid accrued interests. If this option was exercised, the balance becomes due and PDS had to pay an additional amount to the noteholders, ranging from 3.5% to 4.5% of the principal amount depending on the final repayment date. As of December 31, 2021, the option has been exercised, the prepayment disbursed and the related guarantees were released. The additional amount paid amounted approximately USD 348 thousand and it is included in Other financial loss line (Note 9).
-	The holders of the Senior Secured Guarantee Notes of ACI (“ACI Existing Notes”) benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of December 31, 2021 and December 31, 2020, they were guaranteed with a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

On November 12, 2021 ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing

Notes were eliminated and an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes, amounting as of December 31, 2021 USD 30 million.

-	The main covenants on the secured notes of CAI are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-	The main covenants of the senior secured guarantee notes of AA2000 (“AA2000 Existing Notes”) require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a principal value of up to USD 500 million, or its equivalent in other currencies, during a period of five years commencing on the date of approval of the Global Program by the Argentine Comisión Nacional de Valores (“CNV”). i.e. April 17, 2020. The principal value was increased up to USD 1,500 million after an ordinary general meeting of holders held on June 15, 2021 and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes and obtained consents to certain proposed amendments and waivers to the indenture governing AA2000 Existing Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. Accrued interest is capitalized quarterly. From May 1, 2021, the expiry date of the PIK Period, New Notes accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. Additionally, on November 4, 2021, AA2000 issued USD 64 million of Series 2021 Notes related to a new fund raising.

The Series 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Series 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Series 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the concession agreement entered into by AA2000 with the Argentine National Government (as amended form time to time, the “Concession Agreement”) for the operation of the airports in Argentina.

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by the National Airports Regulatory Organization (Organismo Regulador del Sistema Nacional de Aeropuertos) (the “ORSNA”). ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

On November 4, 2021 AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, i.e. November 1, 2028, bearing an annual interest rate of 9.5%. The Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

On September 8, 2021 AA2000 issued USD 30.5 million aggregate principal amount of 4.00% Class 3, repayable in a single payment at maturity.

(**) As of December 31, 2021 significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4
Inframérica Concessionaria do	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
Aeroporto São Gonçalo do	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.7	A
Amarante S.A.	BNDES	R$	September 2022	Fixed	2.5%	0.3
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.2
Inframérica Concessionaria do	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	203.2	A
Aeroporto de Brasilia S.A.	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	June 2022	Variable	CDI plus spread	3.1	C
	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	7.4	D
Terminal Aeroportuaria de S.A	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.8	D
Guayaquil S.A.	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	7.2	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	5.5	D
Terminal de Cargas de	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.7	D
Uruguay S.A.	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.5	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	1	D
	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	1.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	19.6	D
	BPM	Euro	January 2022	Fixed	0.5%	4	D
	BPM	Euro	December 2023	Fixed	1.65%	0.2	D
	Unicredit	Euro	March 2022	Fixed	0.75%	9.6	D
Toscana Aeroporti S.p.A.	Unicredit	Euro	May-22	Fixed	0.75%	1.1	D
	BNL	Euro	April 2022	Fixed	0.6%	5.7	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	95.8	D
	CREDEM	Euro	January 2022	Fixed	0.09%	1.1	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.3	D
	MPS Servicio capital	Euro	March 2022	Fixed	0.38%	12.5	D
	Banca Intesa San Paolo	Euro	March 2022	Fixed	1.2%	12.6	D
Armenia International	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread (7)	30.6	B
Airports C.J.S.C.		Euro	June 2024	Variable	Euribor 6 month plus spread	32.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.3	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	February 2022	Variable	Libor plus spread (6)	2.3	A
	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	0.1	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	28.7	A
Aeropuertos Argentina 2000 S.A.	Onshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	27.4	A
	Onshore renegotiation - ICBC	USD	November 2024	Fixed	8.5%	10.1	A
	Citibank N.A. (5)	USD	February 2023	Variable	Libor plus spread (6)	16.4	A
	Offshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	13.2	A
	Banco Ciudad	USD	November 2023	Fixed	6%	5	B
	Banco Macro	USD	December 2022	Fixed	7.75%	10.1	B
Consorcio Aeropuertos	Santander Uruguay	USD	April 2027	Fixed	5.1%	7	B
Internacionales S.A.	Banco Itaú	USD	April 2027	Fixed	3.8%	7
Puerta del Sur S.A.	Banco de la República Oriental del Uruguay	USD	March 2028	Fixed	3.11%	10	A
Others						0.1
Total						612.3

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2020 significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	7
Inframérica Concessionaria do	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
Aeroporto São Gonçalo do	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.9	A
Amarante S.A.	BNDES	R$	September 2022	Fixed	2.50%	0.7
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.4
Inframérica Concessionaria do	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	221.4	A
Aeroporto de Brasilia S.A.	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	June 2022	Variable	CDI plus spread	3.5	C
	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.9	D
Terminal Aeroportuaria de	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.5	D
Guayaquil S.A	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.5	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	7.3	D
Terminal de Cargas de	Santander Uruguay	USD	April 2023	Fixed	4.25%	1.2	D
Uruguay S.A.	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.9	D
	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	3.5	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	24.8	D
	BPM	Euro	January 2021	Fixed	0.30%	1.8	D
	Unicredit	Euro	March 2021	Fixed	0.30%	10.4	D
	Unicredit	Euro	February 2021	Fixed	0.30%	1.2	D
Toscana Aeroporti S.p.A.	BNL	Euro	April 2021	Fixed	0.50%	6.2	D
	CREDEM	Euro	February 2021	Fixed	0.09%	4.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	103.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	February 2021	Fixed	0.20%	12.3	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	7.4	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	6.2	D
Armenia International		USD	June 2024	Variable	Libor 6 month plus spread	29.8
Airports C.J.S.C.	Ameriabank C.J.S.C.	Euro	June 2024	Variable	Euribor 6 month plus spread	34.2	B
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.8	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.6	A
	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	65.7	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	8.4	A
Aeropuertos Argentina 2000 S.A.	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	9.4	A
	Citibank N.A. (5)	USD	November 2022	Variable	Libor plus spread	29.3	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	5	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos	Santander Uruguay	USD	April 2024	Fixed	5.1%	5.1
Internacionales S.A.	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.1	B
Others						0.1
Total						664.3

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

(6) After December 31, 2021, amendment to the original contracts with the financial institutions have been performed switching from LIBOR to alternative interest rates without a significant impact (Note 33).

(7) There have been general communications with the financial institution regarding the change of the reference rate, but specific changes to contracts required by IBOR reform have not yet been proposed or agreed. A sensitivity analysis considering this situation has been performed and concluded that no material impacts could derive from this change.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”) is secured by the pledge of the shares of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. It also establishes a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframérica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframérica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframérica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to the above loans in the case of ICASGA including an early repayment of a large part of the original debt and in the case of ICAB including the extension of the final maturity and an increasing of the amount available under the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-. As of December 31, 2021, the Minimum Rating was not achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. The non-compliance of the Minimum Rating requires the posting of additional collateral by the guarantors and/or the payment of the penalty fee of 1% per annum over the outstanding amount of the indebtedness due to BNDES. BNDES provided a waiver in connection therewith and, as of December 31, 2021, such waiver was in effect. Thereafter, BNDES extended such waiver through March 9, 2022. The waiver was not further extended by BNDES. In this regard, BNDES applied a penalty of 1% p.a. on the outstanding amount starting in March 2022, estimated to be R$ 13 million for 2022 (equivalent to USD 2.3 million), which is already being paid by ICAB and ICASGA on a monthly basis, along with scheduled interest payments.

In case BNDES requires the guarantors (certain subsidiaries of CAAP and controlling shareholder of CAAP) to post additional collateral (equivalent of 24 months of debt service), the total estimated amount would be approximately R$ 333 million (equivalent to USD 59.7 million), related to both ICAB and ICASGA. CAAP is of the opinion that, if required, the Group would have sufficient funds to post such additional collateral.

Additionally, as of December 31, 2021, ICAB has not paid in full the 2021’s fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES loan agreement. As a result, the amount of USD 192.1 million is presented as current as of December 31, 2021 in these consolidated financial statement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of the amount due and payable of the fixed concession fee and, even though, the Brazilian Ministry of Infrastructure granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings to verify if ICAB was on default.

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection therewith. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

After evaluating the subsequent events described above, the Company concluded that after the balance sheet date, this Credit Facility Agreement would be considered a long-term liability.

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in USD with Banco Votorantim S.A. – Bahamas Branch for an amount of USD 3 million due in June 2022. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestaçao de Garantía”). This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of USD 3 million or its equivalent in Brazilian Real which cannot be lower than R$ 16.2 million-plus interest. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

-	On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising under the Armenian Concession Agreement and other related agreement, a pledge over all present and future bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. has to maintain debt to EBITDA, Debt service coverage and adjusted debt service coverage ratios in order to be able to perform distributions of dividends. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding.

On December 23, 2020, Armenia International Airports C.J.S.C. changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. and re-structured the terms of the debt, including the maturity date (which was pushed to June 25, 2024) and additional clauses that modify some of the original restrictions and covenants, postponing the obligation to comply with the ratios until June 30, 2022.

As of December 31, 2021 Armenia International Airports C.J.S.C. pledged to the security agent cash held in bank accounts for USD 54,542 (USD 28,780 at December 31, 2020) and intangible assets and property and equipment for a total of USD 147,484 (USD 142,384 at December 31, 2020).

-

Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Additionally, the loan agreement requires a minimum amount of € 1 million to be made available and deposited in a current account pledged as security.

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial ratios.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

The term for the credit facility agreements was thirty-six months as from the borrowing date. The principal amount under the credit facility agreements had to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed rate of 9.75%p.a.; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of a 5.5% p.a. plus (c) any applicable withholding tax.

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

During 2020 and 2021, AA2000 entered into framework amendments (“Framework Agreement”) and extension agreements with the financial institutions with respect to the above loans, including the extension of the final maturity. Additionally, under the Framework Agreement, AA2000 signed bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

Additional loans in ARS have been obtained to pay the installment during 2020 and 2021 of the renegotiated 2019 Credit Facilities agreement. All these loans are in ARS accruing quarterly interests at a variable rate.

On November 18, 2021, AA2000 agreed with the Lenders the granting of a bimonetary loan in order to prepay the loans from the Framework Agreement. The loans can be disbursed, at each of the banks’ sole discretion, in U.S. Dollars (“USD”) or Argentine Pesos (“ARS”), and are secured by the Argentine Collateral Trust Agreement. Disbursements have been performed in November and December 2021, both in USD (Onshore renegotiation – ICBC) and in ARS (Offshore renegotiation).

On January 21, 2020, AA2000 obtained a loan of USD 10 million with Banco Macro payable in 180 days at a nominal annual rate of 6%. On May 11, 2020, AA2000 agreed to reschedule the loan extending its term to July 24, 2021 with an annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 paid the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

On July 29, 2021 AA2000 and Banco Macro agreed to a new payment arrangement plan which foresees three equal installments of capital and payments of interests to be made on July, October and December 2022, with an annual compensatory rate of 7.75%. The security for the loan consisting in the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. is still in force and it will so remain until full repayment of the loan.

On November 1, 2021 AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for USD 5 million. The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve and eighteen months, and the remaining 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

-

Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

As of December 31 2021, C.A.I.S.A. has completed the refinancing of its credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. Main conditions include the reduction of the total amount available under the credit facilities, the extension of the term, the modification of certain restrictions, the provision that debt service installments begin on April 30, 2022 and the change of interest rate from variable to fixed (in the case of Banco Itaú Uruguay S.A. loan only).

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting on April 2023. This loan is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A.

Negotiations with lenders for the approval of temporary waivers of compliance, when and where necessary, have been carried out during 2021 and 2020 to avoid any risk of an event of default under pending facilities entered into by Group entities.

Except for the noncompliance of covenants mentioned above, waivers obtained mainly include an exemption from the requirements to comply with ratios provided for in the borrowing agreements and changes to the method for calculating ratios. However, some conditions may apply while the waivers are in force such as ensuring minimum cash balances, delivering additional information to noteholders or financial institutions or the inability to pay dividends.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities

	At December 31,
	2021	2020
Non-current
Concession fee payable (1)	657,682	655,221
Advances from customers	14,475	15,469
Provisions for legal claims (4)	8,132	4,251
Provision for maintenance costs (2)	19,239	17,081
Other taxes payable	2,058	1,139
Employee benefit obligation (3)	7,990	8,694
Salary payable	263	721
Other liabilities with related parties (Note 27)	1,308	1,398
Other payables	32,652	24,772
	743,799	728,746
Current
Concession fee payable (1)	167,352	86,483
Other taxes payable	19,998	23,033
Salary payable	32,843	22,061
Other liabilities with related parties (Note 27)	1,049	7,143
Advances from customers	4,718	4,522
Provision for maintenance cost (2)	2,432	10,114
Expenses provisions	1,879	2,018
Provisions for legal claims (4)	3,714	932
Other payables (*)	50,841	24,507
	284,826	180,813

(*) As of December 31, 2021, includes deferred income for a total amount of USD 14,552 (USD 8,751 as of December 31, 2020) and the outstanding balance to be paid for the transaction of Aeropuertos Andinos del Perú S.A. that amounts to USD 14,700 (Note 30).

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2021 (**)	285,371	120,005	231,486	1,336,007	1,972,869
At December 31, 2020 (**)	180,934	106,290	239,243	1,730,532	2,256,999

(**) The amounts disclosed in the table are undiscounted cash flows

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

(1) The most significant amounts included in Concession fee payable line are generated by the concession agreement between The Brazilian National Civil Aviation Agency - ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

Changes in the liability related to the increase capacity of the airport or contract modifications are accounted for against the “Concession asset”. Changes in the liabilities due to passage of time and inflation adjustment are recognized against profit or loss of the year.

b)	Variable concession fee

The concession agreement for the Brasilia Airport requires payment of an annual fee of 2% of aeronautical and commercial revenues with a cap annually established by the regulatory authority in Brazil (ANAC). After that limit, concession fee is calculated at 4.5%.

Changes in the year of the Concession fee payable is as follows:

	2021	2020
Balances at the beginning of the year	741,704	897,671
Financial result	116,460	75,211
Concession fees	78,033	59,331
Payments (*)	(26,956)	(59,171)
Re-equilibrium reversal (Note 8)	3,074	-
Re-equilibrium compensation (Note 8)	(25,071)	(35,326)
Other	2,576	-
Translation differences and inflation adjustment	(64,786)	(196,012)
Balances at the end of the year	825,034	741,704

(*) In light of Covid-19 pandemic context, some governments have implemented measures aligned to the current environment such as the deferral of payment periods to relieve the liquidity situation of the airport sector.

On April 23, 2020, the Italian Ente Nazionale per l’Aviazione Civile (“ENAC”), in agreement with the Ministry of Infrastructure and Transport, ordered the suspension of the payment of airports concession fees, due in July. For 2020, the payment was commensurate with the traffic actually recorded during the year and was paid in 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession. As of December 31, 2021 a 50% of the concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested (Note 22).

On December 17, 2020 AA2000 reached an agreement with ORSNA in relation with past due payments of concession fees and development trusts suspended during 2020, for approximately USD 38 million that will be paid in installments between October 2021 and September 2022. On September 2, 2021, AA2000 and ORSNA agreed to postpone the past due payments that will be paid in installments between December 2022 and November 2023.

(2) Changes in the year of the Provision for maintenance costs is as follows:

	2021	2020
Balances at the beginning of the year	27,195	28,921
Accrual of the year	5,016	2,303
Use of the provision	(8,727)	(6,300)
Translation differences and inflation adjustment	(1,813)	2,271
Balances at the end of the year	21,671	27,195

(3) TAGSA and Toscana have post-employment benefits which are defined benefit obligations. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the year.

The assumptions used for the purposes of valuation of Toscana Aeroporti long term benefits at December 31, 2021 are:

-  Annual discount rate: 0.97% (0.39% in 2020)

-  Annual inflation rate: 1.20% (1.0% in 2020)

-  Annual employee termination benefit increase rate: 2.40% (2.25% in 2020)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana for a total amount of USD 6 million is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	5,714	6,259	6,055	5,807	5,894	6,014

The assumptions used for the valuation of TAGSA at December 31, 2021 are:

-  Annual discount rate: 2.96% (3.33% in 2020)

-  Annual turnover rate: 11.50% (12.32% in 2020)

-  Annual employee termination benefit (in years): 8.56 (8.33 in 2020)

-  Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2020) (*)

-  Annual employee future wage increase: 1.05% (1.31% in 2020)

(*)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The sensibility in relation with the prevision of TAGSA for a total amount of USD 1.9 million is as follows:

			Annual employee future
Assumption	Annual discount rate		wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	5%	(5)%
Provision for salary payable	1,864	2,096	2,096	1,864	1,925	2,030

Changes of the provision in the year is as follows:

	2021	2020
Balances at the beginning of the year	8,694	8,079
Actuarial gain/loss (in other comprehensive income)	-	19
Interest for services	(178)	99
Service Cost	335	372
Amounts paid in the year	(784)	(467)
Contributions	456	-
Translation differences and inflation adjustment	(533)	592
At the end of the year	7,990	8,694

The amounts shown in the Consolidated Statement of Comprehensive Income for USD 28 in 2021 (USD (188) in 2020) correspond to the actuarial income / (loss) of USD 69 (USD (244) in 2020), net of taxes of USD 41 (USD 56 in 2020).

(4) Changes in the year of the provision for legal claims is as follows:

	2021	2020
Balances at the beginning of the year	5,183	6,478
Accrual of the year	10,789	1,488
Use of the provision	(2,294)	(1,962)
Translation differences and inflation adjustment	(1,832)	(821)
Balances at the end of the year	11,846	5,183

24       Trade payables

	At December 31,
	2021	2020
Non-current
Trade payable with suppliers	6,695	9,162
	6,695	9,162
Current
Trade payables with suppliers	113,363	146,907
Trade payables with related parties (Note 27)	2,879	3,945
	116,242	150,852

Fair value of trade payables does not materially differ from book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity

a) Share capital and treasury shares

The movements of share capital for the year is as follows:

	At December 31,
Share capital	2021	2020	2019
At the beginning of the year	163,223	160,022	160,022
Capital Increase (1)	-	3,201	-
At the end of the year	163,223	163,223	160,022

(1)

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

On March 12, 2021, 590,000 shares, already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees.

In December 2021, additional 125,000 shares, assigned during 2021 and fully vested were delivered to the eligible executives and key employees.

As of December 31, 2021, the remaining new shares are held in treasury until their allocation to key employees in accordance with the Management Compensation Plan, except for 125,000 shares that have been allocated in 2021 and are expected to be delivered during 2022 and 2023 (Note 29).

	2021		2020
Treasury shares	Shares	USD	Shares	USD
As at January 1	3,200,445	6,145	-	-
Capital increase	-	-	3,200,445	6,145
Transfer of treasury shares to key employees	(715,000)	(1,373)	-	-
As at December 31	2,485,445	4,772	3,200,445	6,145

b) Share premium

	At December 31,
	2021	2020	2019
At the beginning of the year	183,430	180,486	180,486
Capital Increase (Note 25 a)	-	2,944	-
At the end of the year	183,430	183,430	180,486

As of December 31, 2020, includes the differences between the nominal value of USD 1 per common share and subscription price of the capital increase of USD 1.92.

As of December 31, 2019 includes the differences between the nominal value of USD 1 per common share and the initial public offering price of USD 17 deducted from the underwriting discounts and commissions and other expenses directly related to the offering.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2021	2020	2019
At the beginning of the year	(1,321,142)	(1,324,887)	(1,324,731)
Change in participations (*)	1,433	2,027	(60)
Share-based compensation reserve (Note 29)	1,020	1,800	-
Execution of share-based compensation reserve (Note 29)	(2,520)	-	-
Remeasurement of defined benefit obligations net for income tax	(2)	(82)	(96)
	(1,321,211)	(1,321,142)	(1,324,887)

(*) This consists mainly in change in participations in Corporación América S.A., see Note 25 e).

d) Other comprehensive income

The movements of the reserve of other comprehensive income for the year of the owners of the Company is as follows:

					Transfer from
		Remeasurement	Share of other	Income	shareholders
	Currency	of defined	comprehensive	Tax	equity – currency
	translation	benefit	income from	effect	translation
	adjustments	obligations (*)	associates	(*)	differences	Total

Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive (loss)/income for the year	95,570	28	55	(30)	-	95,623
For the year ended December 31, 2021	(343,837)	120	(41,212)	(69)	63,402	(321,596)

Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive (loss)/income for the year	(24,630)	(106)	(541)	24	-	(25,253)
For the year ended December 31, 2020	(439,407)	92	(41,267)	(39)	63,402	(417,219)

Balances at January 1, 2019	(401,444)	330	(40,761)	(99)	63,402	(378,572)
Other comprehensive (loss)/income for the year	(13,333)	(132)	35	36	-	(13,394)
For the year ended December 31, 2019	(414,777)	198	(40,726)	(63)	63,402	(391,966)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

e) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2021	2020	2019
At the beginning of the year	315,876	434,725	454,453
Shareholder contributions (1)	11,475	-	27,506
Loss for the year	(63,221)	(108,840)	(14,919)
Other comprehensive (loss) / income
Currency translation	43,071	(7,934)	(11,514)
Remeasurement of defined benefit obligations	69	(138)	(125)
Reserve for income tax	(41)	32	13
	43,099	(8,040)	(11,626)
Changes in non-controlling interest
Changes in the participations –acquisitions (2)	(991)	(1,968)	10
Dividends approved	(2,361)	(1)	(20,699)
	(3,352)	(1,969)	(20,689)
Non-controlling interest at the end of the year	303,877	315,876	434,725

(1) Corresponds mainly to contributions made by the non-controlling interest in Inframérica Concessionária do Aeroporto de Brasilia S.A.

(2) On November 24, 2020 and December 16, 2021, Cedicor S.A.’s contributions in Corporación América S.A. were capitalized increasing its participation from 95.37% to 95.80% in 2020 and from 95.80% to 96.18% in 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

AA2000 legal proceedings (Cont.)

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

On December 27, 2018, the Court ordered: to (a) override the defendants’ current cause related to the alleged tax payment evasion of the Profits for Undocumented Outputs tax corresponding to AA2000’s 2006 and 2007 annual fiscal years and the 2008 Income Tax, with the scope provided for by articles 54 of Law No. 27,260 and 336 paragraph 1 of the Code of Criminal Procedure of the Nation; (b) suspend the criminal action initiated for payment evasion of the Income Tax for Undocumented Exits corresponding AA2000’s 2009 annual fiscal year, with the scope provided by art. 54 of law No. 27,260.

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

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works was agreed. It was also agreed that these remediation works will be funded out of the “Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement (2.5%)”.

In connection with the civil action filed by ASSUPA, on April 15, 2021, a specific agreement covering the improvement and renovation works at Ezeiza airport was signed.

The agreements subscribed with ASSUPA were submitted to ORSNA and were also approved by the Court hearing the civil action filed by ASSUPA on August 30, 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

AA2000 legal proceedings (Cont.)

In addition, an agreement covering the fees of ASSUPA´s legal counsel and technical experts has also been signed. The monetary amount of this agreement was recognized as of September 30, 2021 and was included in Other operating expenses line.

The amounts to be paid in connection with the remediation works will be considered investments under the AA2000 Concession Agreement.

Aeropuertos del Neuquén S.A. (“ANSA”) legal proceedings

On October 26, 2018, ANSA was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018. On December 4, 2018, the first instance court ordered a seizure on the ANSA’s accounts for the amount of approximately USD 0.5 million. The seizure was replaced by an insurance policy. On December 3, 2019, the evidence stage started and on May 20, 2021, ANSA produced all the evidence offered. The parties presented the closing arguments. The first instance ruling is pending. As of December 31, 2021, the total amount of the claim currently arises to USD 5.3 million.

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

On February 2, 2021 ARSA sent a document to AA2000, which contained a proposal of debt acknowledgment for the amounts owed until March 31, 2020 (ARS 120.6 million and USD 36.5 million). In the aforementioned document, ARSA proposed a payment plan in 72 monthly, equal and consecutive installments payable as from January 5, 2023. On February 4, 2021 AA2000 accepted the proposal.

Following the acceptance by AA2000 of the payment plan submitted by ARSA, on July 21, 2021, AA2000 sent a proposal to the corresponding authority in order to apply this credit against debts held by Fideicomiso de Fortalecimiento del Sistema Nacional de Aeropuertos.

AA2000 agreed with the ORSNA the form of application of the assigned credits, which will become effective upon endorsement by the Ministry of Transportation.

During 2022, ARSA cancelled a portion of the remaining debt for approximately USD 16.2 million and continues negotiating to reconcile and agree the outstanding balance.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

AA2000 civil proceedings

During 2021 a judgement was issued by the Ezeiza´s Paz Court admitting a claim initiated by the Municipalidad de Ezeiza in connection with AA2000´s default in payment of the aeronautic fees due for the period 2020. The amount involved in this proceeding is roughly USD 800. As of the date of these Consolidated Financial Statements, the parties reached an agreement to cancel the debt by paying it in installments, once the claim returns from the Appeals Court to the Ezeiza Paz Court.

Brazil legal proceedings

Administrative Proceedings against the Brazilian ANAC

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

Civil Proceedings

Inframérica Participações S.A.

Inframérica Participações S.A. identified three payments totaling R$ 858 thousand made during 2014 by ICAB, when Infravix Participações S.A. was still an indirect shareholder of the Inframérica, to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. On September 14, 2019, Receita Federal imposed Inframérica to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were allegedly without cause or did not identify a beneficiary.  ICAB is contesting the fine through an administrative procedure. The outcome of this procedure is still uncertain. Neither ICAB nor ICASGA have been notified of any investigation against them.

If these payments are ultimately found to have been improper, additional fines and sanctions may be applied, as well as other penalties.

During 2020, Tribunal de Contas da União instructed Infraero (ICAB’s shareholder), to conduct an audit on ICAB with respect to the contract Inframérica signed with Helvix (a joint venture between Helport and Engevix) for the major remodeling on the Brasilia Airport between 2012-2014, pursuant to the terms of the Brasilia Concession Agreement. On September 9, 2020, Infraero informed ICAB about the audit results and although no evidence of excessive pricing was found, Infraero mentioned the potential existence of certain irregularities in connection with the fourth amendment to the agreement. On September 22, 2020, Inframérica filed a response alleging the inexistence of the referred irregularities. Infraero is currently reviewing the document and a final determination about the case is still pending. If confirmed, Inframérica may be subject to fines from R$ 40 million to R$ 150 million.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to dispute the legality of the Property and Urban Territorial Tax (“IPTU”) collected by the City of São Gonçalo do Amarante.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Brazil legal proceedings (Cont.)

Tax Proceedings (Cont.)

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Peruvian Proceedings (Cont.)

Unilateral Termination (Cont.)

On June 21, 2018, the arbitration procedure request was submitted to the competent authority CIADI, who answered the request assuming jurisdiction in Peru. On the same date, Corporación América S.A. also submitted to CIADI a request for the arbitration procedure under the BIT framework. Both procedures before CIADI shall be carried out in a single docket.

As of December 31, 2021, after the hearings carried out on November 2021, the Arbitral Court began to prepare the final award on this case. There is no fixed time for the Arbitral Court in order to issue the final award. Both parties have agreed to carry out the process under rules of confidentiality.

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

On November 10, 2020, TAGSA filed an administrative complaint against such determination which was denied. After careful analysis, in order to challenge SRI’s criteria, on March 4, 2021, TAGSA filed a judicial claim involving an amount of approximately USD 1.4 million. The preliminary hearing already took place and the parties are currently waiting to receive the judicial decision on February 18, 2022.

In addition, the Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has to pay roughly USD 3.2 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021, which was rejected on November 8, 2021, by the SRI. TAGSA exhausted the administrative instance, since the outcome was not positive and submitted a judicial claim on January 31, 2022, for an amount of USD 4.5 million.

Aeropuertos Ecológicos de Galápagos S.A. (“Ecogal”) civil proceedings

A civil claim was filled by a supplier against Ecogal for an amount of USD 650 alleging Ecogal’s breach of contract due to the non-payment of performed construction works.

The claim was answered on June 23, 2021 by Ecogal and the preliminary hearing took place on October 23. The parties could not arrive to a mediation solution and are currently waiting for a new date for the preliminary hearing to take place.

Italian Proceedings

Toscana Aeroporti S.p.A. (“TA”) entered into two preliminary sales contracts with Nuove Iniziative Toscane (“NIT”) in 2018 with the commitment to purchase, from NIT itself, land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was equal to € 75 million, of which € 3 million were paid as a deposit at the time of the execution, while for the second the expected price was equal to € 90 thousand, of which € 8 thousand were already paid.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Italian Proceedings (Cont.)

On September 10, 2021, NIT filed a claim before the Civil Court of Milan - claiming the fulfillment of the conditions precedent to obtain the issuance of a constitutive sentence pursuant to art. 2932 of the Italian Civil Code, - condemning TA to pay the relative price (net of the deposits already paid, therefore € 72 million for the first contract and € 81 thousand for the second contract). NIT also requests TA to pay for the compensation of the damages suffered, as well as any further pecuniary damage.

On January 20, 2022, TA answered the claim by rejecting, as inadmissible and unfounded, all the requests made by NIT; taking into consideration the non-occurrence of the conditions precedent, and consequently condemn NIT to immediately return the sums already paid by TA.

All the proceedings disclosed in this note are, at the opinion of each local counsel, “possible” according to classification of procedures due to probability of success. Therefore, no provision has been recognized.

b. Commitments

				Current
		Number of	Concession Start	Concession
Country	Concession	Airports	Date	End Date	Extension Details
Argentina	AA2000	35[1]	1998	2038[2]
	NQN	1	2001	2026[5]
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2048[3]
	TA (ADF)	1	2003 (2014)	2045[3]
Brazil	ICASGA	1	2012	2040	5 years
	ICAB	1	2012	2037	5 years
Uruguay	Puerta del Sur (“PDS”)	7	2003	2053[6]
	CAISA	1	1993 (2008) (2019)	2033
Ecuador	TAGSA	1	2004	2031[4]
	ECOGAL	1	2011	2026
Armenia	Armenia International Airports C.J.S.C.	2	2002	2032	Option to renew every 5 years
Total		53

1.	Includes Termas de Rio Hondo Airport, which pursuant to ORSNA’s Resolution No. 27/2021 has also been incorporated into the AA2000 Concession Agreement.
2.	In 2020, AA2000 executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years.
3.	In 2020, the Group obtained two-years extension.
4.	In 2021, the Group obtained two-years extension.
5.	In 2021,the Group obtained five-years extension.
6.	In 2021, the Group obtained twenty-years extension and the concession of six new regional airports, of which PDS will take control between 2022 and 2025.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

Obligations Assumed by AA2000 as Concessionaire

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

In September 2021, the ORSNA extended to December 2022 the financial obligations and the availability of funds commitment originally established for March 2022 based on the material adverse effects that the COVID-19 pandemic has had on air traffic, provided we may not pay dividends until we secure such availability of funds.

However, in case international passenger traffic in 2022 does not reach at least 80% of the traffic registered in 2019, the ORSNA will request AA2000 an availability fund commitment that reaches USD 406.5 million by the time revenues are equal to that foreseen in the Financial Projections of Income and Expenses for March 2022 and, in such a case, this financial commitment shall be considered satisfied by filing by December 31, 2022 any of the items mentioned in (i) to (iv) below.

On the other hand, in case international passenger traffic in 2022 exceeds at least 80% of the traffic registered in 2019, the financial commitment mentioned above shall be considered satisfied by filing by December 31, 2022:

(i)	a confirmation of the amounts available to be deployed in the Mandatory Capex Program; or
(ii)	a financial program approved by the board of directors of the Company and CNV (if applicable); or
(iii)	construction contract agreements; or
(iv)	agreements with public or private financial entities that commit the required financings for the USD 406.5 million Mandatory Capex Program; or
(v)	a combination thereof.

Failure to comply with these commitments could result in the imposition of fines or the termination or revocation of the Concession.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

Concession fees

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

Investment plan

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

Guarantees

In order to guarantee performance of the works, AA2000 has contracted a surety bond to comply with the investment plan guarantee required by the Argentine Concession Agreement.

AA2000 sets up a guarantee for concession contract fulfilment for the total amount is for ARS 2.940,5 million (approximately USD 28.63 million) which is renewed on an annual basis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Insurance

In addition, AA2000 is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 2.9 million). AA2000 has taken out insurance policy for an amount of USD 300 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

Other information regarding AA2000 as Concessionaire

As a result of the renegotiation of the concession contract, in 2006 AA2000 has delivered to the Argentine Government 496,161,413 preferred shares which are convertible into common shares of AA2000. Such preferred shares have a nominal value of ARS 1 each and have no voting rights. Such shares are redeemable by AA2000 at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government has the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent AA2000 has not previously redeemed such annual percentage for the respective year. In addition, according to the agreement for AA2000 Concession extension, AA2000 has the option to redeem the preferred shares during 2022. The preferred shares accrue an annual dividend of 2% of the nominal value of the preferred shares, which shall be paid in kind with delivery of additional preferred shares and will be accumulated in the event AA2000 does not have sufficient retained earnings during a given fiscal period. In addition, the preferred shares have a priority over common shares in the event of liquidation. There are 910,978,514 preferred shares outstanding at December 31, 2021 (910,978,514 at December 31, 2020).

In addition to the airports operated under the AA2000 Concession Agreement, the Group also operates the Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport.

In 2001, the Government of the Province of Neuquén together with the ORSNA awarded the Group the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which expired in 2021 and was granted with a 5 years’ extension i.e. until October, 2026. Likewise, in 2008 the Municipality of Bahia Blanca together with the ORSNA awarded the Group the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire on 2033, with the possibility of a 10 year extension upon approval. During 2021, pursuant to ORSNA’s Resolution No. 27/2021, Termas de Rio Hondo Airport has also been incorporated into the AA2000 Concession Agreement.

The Neuquén Airport and the Bahía Blanca Airport and the Termas de Rio Hondo Airport are not material to CAAP’s business.

Uruguayan Concession Agreements

Carrasco International Airport and New Airports

Puerta del Sur S.A. (“PDS”) signed with the Uruguayan Government a concession agreement which grants until the year 2033 the management, exploitation, construction, maintenance and operation of Carrasco International Airport “Gral. Cesáreo L. Berisso”. As of November 8, 2021, the concession agreement among PDS and the Uruguayan Government was amended, modifying the existing Concession Agreement by, among other things, (i) extending the term of the Concession Agreement until November 20, 2053, (ii) incorporating into the concession six additional New Airports located in Rivera, Salto, Carmelo, Durazno, Melo, Paysandú, and (iii) requiring PDS to make capital expenditures in connection with the development of the New Airports of USD 67 million in the aggregate between 2022 and 2028 with respect to the operation of such New Airports.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025, the operation of the New Airports by PDS under the Amended Concession Agreement will start progressively once certain conditions are met, including without limitation, the issuance of certain environmental permits.

The terms and conditions under the Amended Concession Agreement are substantially the same as those currently in place for the Carrasco Airport except for, within others, the operation of the new airports, the term of the concession, insurance, guarantees and early termination of the Concession Agreement.

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

Additional Obligations assumed by PDS as Concessionaire under the Amendment to the Concession Agreement

PDS has agreed to the following obligations with respect to the new airports:

-

make capital expenditures in an amount equal to USD 67.0 million in the aggregate between 2022 and 2028, in accordance with the following investment schedule which may be adjusted as a result of force majeure events and certain other particular circumstances, with respect to the operation of such New Airports: (i) USD 13 million during 2022, (ii) USD 32 million during 2023, (iii) USD 18 million during 2024; and (iv) USD 4 million during 2028.

-	Developing, managing, exploiting, operating and maintaining the New Airports until November 20, 2053.
-	Extend insurance coverage for the New Airports.
-	Provide performance guarantees.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Additional Obligations assumed by PDS as Concessionaire under the Amendment to the Concession Agreement (Cont.)

The Integrated Management Contract also provides:

-	The contract term shall be 20 years as from November 21, 2003, and may be extended for a further 10-year term, at PDS’s request and subject to the approval of the Uruguayan government.
-	A first amendment to the contract dated September 2, 2014, were the option to extend was exercised by PDS and the concession was extended until November 20, 2033 and an additional amendment dated November 8, 2021 extended the concession for another twenty-year period, i.e. November 20, 2053, granting also the concession of six new regional airports. PDS will take control of these new airports between 2022 and 2025.
-	The maximum prices to be charged by PDS at the airports for landing, aircraft, parking, cargo and aircraft services.
-	The fee payable to the National Airport Infrastructure and Civil Aviation Authority in Uruguay (“DINACIA”), as well as the frequency of those payments.
-	The amount of the guarantees to be provided in favor of the Uruguayan Ministry of Defense for:
●	the obligations of the purchaser (the Company) to hire an airport operator, make and fund investments and make capital contributions; and
●	the obligations of PDS for performance under the concession agreement.
-	PDS is required to engage an airport operator who, in turn, is in charge of providing advice to PDS in the following service areas; airplanes, passengers, mailing and cargo.

Upon execution of the Amended Concession Agreement, the Uruguayan Ministry of Defense will still have the right, with prior authorization from the Uruguayan executive power, to terminate the Concession Agreement due to reasons based on “public interest”. In this case, an indemnification amount shall be paid the amount of which depends on whether the termination relates to one or more of the New Airports or to the Carrasco International Airport, in accordance with the following. The early termination may be done either: (i) with respect to the Carrasco Airport and the New Airports (“Full Termination”), or (i) with respect to one or more of the New Airports only (“Partial Termination”).

Upon a Full Termination, PDS will be entitled to receive a termination payment calculated as follows:

-	the value of all investments in construction works and repairs of buildings at the Carrasco International Airport made in accordance with the Concession Agreement, less accumulated depreciation as of the financial year in which the termination occurs, plus
-	the adjusted amount of USD 34 million, paid in the public auction in August 2003 to purchase the shares of PdS, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2023, plus
-	the adjusted amount of USD 23.5 million paid in cash by PDS in 2014 in connection with and exchange for the 10-year extension of the Concession Agreement from 2023 to 2033, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2033, plus
-	the value of all investments made in the New Airports up to the date of the early termination, adjusted by the parametric formula outlined in the Amended Concession Agreement and, as from January 1, 2034, also adjusted by the accumulated depreciation as of the financial year-end in which the early termination occurs using the linear method (until the end of the Concession term in 2053), plus

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Additional Obligations assumed by PDS as Concessionaire under the Amendment to the Concession Agreement (Cont.)

-	the accumulated value of the expenses incurred (net of operating income from the New Airports) to operate and maintain the New Airports from the Amended Concession Agreement effective date until, and including, December 31, 2033, adjusted by the fixed formula outlined in the Amended Concession Agreement. Staring January 1, 2034, the value will be reduced by a cumulative 5% until the year in which the early termination occurs. If there is a Full Termination on or after January 1, 2034, then there will be no compensation for the expenses incurred to operate and maintain the New Airports as from January 1, 2034.

Furthermore, upon termination, the performance guarantee issued under the Amended Concession Agreement would be returned to PDS.

In case of a Partial Termination, PDS will not be entitled to receive a termination payment, but it will have to invest (with the prior authorization of the Uruguayan executive power) such outstanding amounts in the remaining New Airports under the Amended Concession Agreement, in case there are pending mandatory investments at the time of such Partial Termination.

During the next five years, PDS expects to incur additional capital expenditures in the amount of USD 86.2 million including the investments committed in respect of the New Airports.

Concession fees

Pursuant to the concession agreement, PDS is required to pay to the Uruguayan Government an annual fee, which will be the higher of: a) USD 4,847; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00446, plus applicable cargo fees. The aforementioned 2014 amendment established additional fees based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers.

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction work of the new terminal (a USD 1.5 million guarantee is in place for Group 1 and 2 works) and a performance guarantee for USD 7.6 million, that will be returned to PDS six months after the expiration of the Concession Agreement. Guarantees securing the completion of each group of construction works related to the New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.

Insurance

PDS must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement, with itself and the Uruguayan Ministry of Defense as loss payees, to cover all risks until termination or expiration of the concession. The minimum coverage amount is USD 250 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

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

During the next five years and upon execution of the amendment, CAISA expects to incur additional capital expenditures in the amount of USD 16.1 million, all required by contract.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfilment for USD 1.6 million and USD 4.2 million (secured by TCU S.A.) respectively.

Ecuadorian Concession Agreement

Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has a concession agreement which grants until July 27, 2029 the development, operation and maintenance of Guayaquil airport, José Joaquin de Olmedo (“JJO”). On July 20, 2021 TAGSA, AAG and the Municipality of Guayaquil entered into an amendment of the agreement resolving to extend the concession of the Guayaquil airport for additional two years, i.e. until July 27, 2031.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Ecuadorian Concession Agreement (Cont.)

On July 6, 2018, TAGSA amended the concession agreement (the“Guayaquil Concession Agreement”) which established new additional works for an amount of USD 32.2 million to be completed by TAGSA prior to the end of the concession’s term, which was extended to 2029. As of December 31, 2021, USD 8.8 million remain pending.

Concession fees

TAGSA was required to pay the annual concession amount to a trust, which amounts to 55.25% of gross revenues from tariffs and charges, and certain other commercial revenues from the operation of JJO to the Trust Fund for Development of the New Airport of Guayaquil, plus a fixed amount of USD 1.5 million per year for administrative services. The Guayaquil Concession Agreement included an increase of USD 524.6 thousand (for the six-month period from August 2019 to January 2020) on a one-time basis, thereafter the amount and calculation applied in the previous period will be maintained. Due to COVID-19 pandemic, on July 20, 2021 it was agreed a reduction of the annual concession fee to be paid in 2021 from 55.25% to 53.66%. In addition, from 2022 and until the economic and financial equilibrium is met, the concession fee to be paid will be 50.25%.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

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

Concession fees

Grant payment obligations arising from these concession agreements are described in Note 23.

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds in the amounts and for the events listed below:

	Amount of the	Amount of the
	Performance Bond	Performance Bond
Event	(in R$)	(in USD)
Natal Concession Agreement (1)
Phase I of the Natal Concession Agreement	65 million	11.6 million
Phase II of the Natal Concession Agreement (from the formal commencement of Phase II until the end of the contract)	6.5 million	1.2 million
Current amount of Phase II	14.2 million	3.4 million
Investment Trigger of the Natal Concession Agreement	10% of the amount of planned investments

Brasilia Concession Agreement
During Phase I-B of the Brasilia Concession Agreement	266.7 million	47.8 million
After completion of Phase I-B of the Brasilia Concession Agreement or at the termination of the contract	133.3 million	41.0 million
Current amount of Phase II (2)	223.8 million	40.11 million
Investment Trigger of the Brasilia Concession Agreement	10% of the amount of planned investments
Upon termination of the Brasilia Concession Agreement, for a period of 24 months after the termination of the agreement.	19.1 million	3.4 million

(1) Due to the re-bidding process since 2021 ICASGA is no longer required to maintain a Performance Bond.

(2) Insurance granted by a Guarantee letter of CAAP signed with BMG insurance company on September 17, 2021, becoming in force on December 2021.

Economic and financial re-equilibrium

In Brazil, the pandemic was recognized as a case of “force majeure” or “fortuitous case”, and for that reason the loss is not part of the risks assumed by the private sector and must be compensated by the Government, which may use alternatives such as: reduction in the value of concession fee, increase in fees charged or extension of the contract.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

On May 20, 2021 ICAB filed a second claim before the Brazilian ANAC for a total amount of R$ 2,045 billion (equivalent to USD 409 million), requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the projection of loss of income and drastic reduction of revenues due to the pandemic for the term of the Concession Agreement.

Since ANAC´s decision was taking longer time than expected, ICAB decided to request separately the economic re-equilibrium related to 2021. Additionally, on October 5, 2021 ICASGA made a similar request to ANAC. See further information in Note 8.

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

On May 26, 2020, the ANAC confirmed the technical and legal feasibility of the request regarding the re-bidding process initiated by ICASGA.

On June 3, 2020, the process was approved by the Ministério da Infraestrutura and on June 10, 2020, the Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia expressed a favorable opinion and submitted the request for proposal for re-bidding to the President of Brazil.

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

As previously mentioned, the process of re-bidding is still in progress and will go through several stages, at this moment there is no accounting impact of this operation on ICASGA nor CAAP financial figures, the measurement and the accounting will be carried out according to the terms of the upcoming contracts, when signed.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

During the next five years, Armenia International Airports CJSC expects to incur USD 9.5 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

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

The Florence Concession was approved on March 11, 2003, with the Inter-Ministerial Decree issued by the Ministry of Infrastructure and Transport and the Ministry of the Economy and Finance. In order to meet the urgent need to implement the relevant legal framework, the abovementioned Inter-Ministerial Decree provided the extension of the duration of the concession to 40 years. The Concession Agreement initially was due to expire on February 10, 2043.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italy Concession Agreement (Cont.)

Concession fees

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

Guarantees

Suretyships provided to third parties on behalf of TA (€ 9.9 million as of December 31, 2021 and € 10.8 as of December 31, 2020) mainly refer to performance bonds with ENAC (Italian regulatory authority) as beneficiary, in order to guarantee full and exact fulfillment of the obligations of the concessionaire under the concession agreements; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Insurance

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). TA has taken out insurance policy for an amount of about € 843 million covering property damages, business interruptions and airport liabilities.

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

In relation with Pisa Airport, on October 24, 2017, ENAC approved and signed 2015-2028 master plan for Pisa Airport.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Acquisition of Cemes Aeroporti S.r.l. and formation of Toscana Aeroporti Costruzioni S.r.l.

On January 26, 2021, Toscana Aeroporti S.p.A. (“TA”) signed an agreement to acquire a 51% stake in Cemes Aeroporti S.r.l., a recently-formed company operating in the construction sector, which has concurrently changed its corporate name to Toscana Aeroporti Costruzioni S.r.l. (“TAC”). This transaction was accounted for using the acquisition method since the Group acquired control over TAC which was therefore fully consolidated from the date on which control was exercised. This acquisition was made with a view to facilitating the necessary works for the planned infrastructural development at the Florence and Pisa airports committed to by TA.

The consideration for the transaction amounts to € 4.5 million, payable in five annual installments until December 31, 2025. In addition, the agreement between the parties envisages a call option exercisable by TA during the period between January 1, 2024 and July 1, 2024, to acquire a further 19% stake in TAC for a pre-set consideration of € 2.2 million. The transaction does not entail any assumption of debt or assignment of receivables.

Net identifiable assets arising from the acquisition amounted to € 1 million, including cash and cash equivalents for a total amount of € 8 thousands (approximately USD 10). TA has elected to recognize non-controlling interests in the acquired entity at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets at the time of the acquisition.

The fair value of the consideration reflects the net present value of the consideration to be paid in installments for the purchase. Goodwill for an amount of € 3.7 million (approximately USD 4.5 million) was recognized. This goodwill is not tax deductible.

Aeropuertos Andinos del Perú S.A. (“AAP”) sale agreement

On December 16, 2021, a sale and purchase agreement was signed, in which CAAP sold its participation in AAP (Note 30). In this operation, it was agreed that the following guarantees that CAAP issued in favor of AAP will remain in force until the last payment owed by CAAP in November 2022 is disbursed.

-

Guarantees for concession contract fulfilment, works to be performed and equipment with three standby letters of credit with Morgan Stanley for a total amount of USD 2.25, USD 0.5 and USD 0.1 respectively.

-	An irrevocable first demand guarantee letter in the amount of USD 5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) related to a loan entered by AAP.

Additionally, the following guaranty was in force as of December 31, 2021, and was released on January 2022.

-	TCU S.A. issued a guarantee in favor of AAP for working capital loans with Banco Internacional del Perú - Interbank for a total amount of USD 2 million.

Other commitments

On July 28, 2021 AA2000 signed a payment agreement with a supplier for € 8.6 million (equivalent to USD 10.2 million) plus an annual interest rate of 3% disbursable in quarterly installments beginning in March 2022 and ending in March 2024. This agreement has been guaranteed by CAAP through a surety bond agreement.

On October 6, 2021, CAAP guaranteed an energy supply contract signed by ICASGA and covering the purchase of electric power for R$ 1 million (equivalent to approximately USD 179).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2021, 2020 and 2019, equity as defined under Luxembourg laws and regulations (“Lux GAAP”) consisted of:

	At December 31,	At December 31,	At December 31,
	2021	2020	2019
Share capital	163,223	163,223	160,022
Share premium	183,430	183,430	180,486
Reserve for own shares	4,772	6,145	-
Legal reserve	1,081	176	176
Free distributable reserves	378,910	378,910	385,055
Non-distributable reserves	1,353,255	1,351,883	1,351,883
Retained earnings	(86,279)	(60,392)	(78,497)
Total equity in accordance with Luxembourg law	1,998,392	2,023,375	1,999,125

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

27       Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación América International S.à r.l. (previously denominated America Corporation International S.à r.l.), all of which are Luxembourg based companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions. Interests in subsidiaries are set out in Note 2.B.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At December 31,
	2021	2020
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,839	1,579
Trade receivables with other related parties	1,899	845
Other receivables with associates	-	658
Other receivables with other related parties	9,113	8,850
Other financial assets with associates	2,801	2,609
Other financial assets with other related parties	9,827	14,135
Trade payables to other related parties	(2,879)	(3,945)
	22,600	24,731
(b) Other liabilities
Other liabilities to other related parties	(2,357)	(8,541)
	(2,357)	(8,541)
(c) Other balances
Cash and cash equivalents in other related parties	21,591	11,776
	21,591	11,776

	For the year ended
	2021	2020	2019
Transactions
Aeronautical/Commercial revenue	6,263	4,072	7,187
Fees	(6,795)	(6,791)	(8,256)
Interest accruals	695	712	654
Acquisition of goods and services	(10,743)	(11,516)	(19,002)
Others	(4,201)	(4,262)	(4,449)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 4,661 as of December 31, 2021 (USD 6,937 as of December 31, 2020). Additionally, the group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 5,444 (USD 3,284 as of December 31, 2020).

Remuneration received by the Group’s key staff amounted to approximately 2.7% of total remunerations accrued at December 31, 2021, 2.2% accrued at December 31, 2020 and 1.7% accrued at December 31, 2019.

28       Cash flow disclosures

	At December 31,
	2021	2020	2019
Changes in working capital
Other receivables and credits	(4,503)	46,571	(103,908)
Inventories	(2,767)	2,358	(1,395)
Other liabilities	(4,985)	(14,831)	(48,116)
	(12,255)	34,098	(153,419)

The most significant non-cash transactions are detailed below:

	For the year ended
	2021	2020	2019
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(13)	(3)	(4,368)
Right-of-use asset initial recognition with an increase in Lease liabilities	(2,407)	(7,878)	(12,273)
Concession fees paid with credit of financial re-equilibrium	(25,473)	-	-
Constitution of Interest Payment Account (Note 20)	29,960	-	-
Other taxes paid with financial re-equilibrium	(2,438)	-	-
Income tax paid with tax certificates	-	(1,227)	-
Borrowings cost capitalization	-	(84)	(562)

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial
	borrowings	Notes	Other	Total
Values at the beginning of the year	664,337	680,480	-	1,344,817
Proceeds from borrowings	185,465	181,079	-	366,544
Loans and interest paid	(258,615)	(94,332)	-	(352,947)
Debt renegotiation expenses	(2,204)	(18,235)	-	(20,439)
Foreign exchange and inflation adjustments	(38,450)	(4,592)	-	(43,042)
Other non-cash movements *	61,736	82,934	-	144,670
Balances as of December 31, 2021	612,269	827,334	-	1,439,603

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Cash flow disclosures (Cont.)

	Bank and financial
	borrowings	Notes	Other	Total
Values at the beginning of the year	575,282	633,062	-	1,208,344
Proceeds from borrowings	184,527	39,783	-	224,310
Loans and interest paid	(81,384)	(31,231)	-	(112,615)
Debt renegotiation expenses	(2,624)	(8,351)	-	(10,975)
Foreign exchange and inflation adjustments	(52,215)	6,036	-	(46,179)
Other non-cash movements *	40,751	41,181	-	81,932
Balances as of December 31, 2020	664,337	680,480	-	1,344,817

	Bank and financial
	borrowings	Notes	Other	Total
Values at the beginning of the year	446,007	678,936	1,715	1,126,658
Adjustment on adoption of IFRS 16	-	-	(1,715)	(1,715)
Proceeds from borrowings	196,977	-	-	196,977
Loans and interest paid	(75,147)	(94,142)	-	(169,289)
Foreign exchange and inflation adjustments	(34,347)	699	-	(33,648)
Other non-cash movements *	41,792	47,569	-	89,361
Balances as of December 31, 2019	575,282	633,062	-	1,208,344

* This line mainly includes interest accrued.

29        Share-based payments

Management share compensation plan

On August 20, 2020, the Company approved a management share compensation plan for a period beginning on such date and ending on December 31, 2025, extendable thereafter upon approval of the Board of Directors.

The purpose of the plan is to permit executives and key employees of either the Company or any of its subsidiaries or its affiliates acting as employers (together the “Company Group”) who are eligible to receive an annual incentive compensation consisting either of (i) a certain number of shares in the share capital of the Company or of (ii) contractual rights to receive, at a certain point in time, a certain number of shares, thereby encouraging the employees to focus on the long term growth and its contribution to the success of the Company Group.

The plan is operated by the Compensation Committee of the Board of Directors.

The Committee will determine, in its sole discretion, whether shares will be issued and allocated or rights will be granted to executives and key employees.

Shares earmarked for the plan are held in treasury until they are allocated to key employees in accordance with the Management Compensation Plan by the Compensation Committee.

Under the plan, executives and key employees awarded are granted shares which only vest if certain performance standards are met and are recognized as part of employee benefit costs in the period the shares are granted, being recorded in Salaries and social security contributions and as an increase in Other reserves in equity as services provided were received as consideration for the Company’s own equity instruments.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29        Share-based payments (Cont.)

As of December 31, 2020, there were 3,200,445 shares held in treasury of which 590,000 shares had been assigned to employees at a share price of USD 3.05, accruing as of December 31, 2020 a total value of USD 1,800. On March 12, 2021 those 590,000 shares were delivered to the beneficiaries.

During 2021, additional 250,000 shares have been assigned to employees of which 50,000 and 200,000 shares had a closing share price of USD 5.80 and USD 5.75 at grant date respectively. In December 2021, 125,000 shares were delivered to the beneficiaries, while the remaining shares will vest in instalments of 62,500 shares in December 2022 and 2023, accruing as of December 31 2021 a total value of USD 1,020.

The value of shares granted was recognized on the grant date (grant date fair value) based on the closing share price at which the Company’s shares are traded on the NYSE.

Set out below are summaries of shares granted under the plan:

	Average exercise		Average exercise
	price per share	2021	price per share	2020
As at January 1	3.05	590,000	-	-
Granted during the year	5.76	250,000	3.05	590,000
Exercised during the year	(3.52)	(715,000)	-	-
As at December 31	5.76	125,000	3.05	590,000

30       Discontinued operations

In December 2021, the Group sold the participation in Aeropuertos Andinos del Perú S.A. (“AAP”). CAAP’s decision to no longer operate in Peru is part of a long-term strategic plan that seeks to concentrate efforts and resources towards core and relevant assets in jurisdictions with long-term meaningful growth opportunities.

AAP was not previously classified as an asset held for sale or as a discontinued operation. The comparative Consolidated Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow has been re-presented to show the discontinued operation separately from continuing operations.

For the sale of the shares in the associate, the company received USD 5 thousand, while it has committed to make a one-time payment to the buyer for assumed liabilities and future CAPEX commitments of AAP amounting to USD 17.2 million, of which USD 2.5 million has already been paid and the remaining USD 14.7 million will be paid in four installments between January and November 2022.

In conclusion, as of December 31, 2021 the operation resulted in a reversal of currency translation adjustment loss of USD 0.9 million and a loss of USD 21.2 million which are shown in the statement of comprehensive income and in the statement of income respectively, as well as in a decrease of the Investments in associates of USD 3.1 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

31       Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Group by the weighted average number of shares outstanding each year.

The following tables shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total:

	2021	2020	2019
(Loss)/ Income attributable to equity holders of the Group	(117,755)	(253,053)	9,099
Weighted average number of shares (thousands)	160,500	160,022	160,022
Basic earnings per share of the year	(0.73)	(1.58)	0.06

	2021	2020	2019
Weighted average number of shares outstanding	163,223	160,748	160,022
Weighted average number of treasury shares	(2,723)	(726)	-
Weighted average number of shares used as the denominator	160,500	160,022	160,022

As of the date of the issuance of these Consolidated Financial Statements, there are no CAAP instruments outstanding that imply the existence of potential ordinary shares. Thus the basic net income per share matches the diluted net income per share.

32        Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. According to the information provided by the Company’s subsidiaries and as a result of the impact of Covid-19 pandemic, the worldwide economic situation and the decrease in airport operations, together with the refinancing of debts for liquidity, strict conditions for the obtainment of waivers and government measures for employment protection have restricted the Company’s subsidiaries ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances as of December 31, 2021 and 2020.

Even though the Company currently does not require any dividends, loans or advances from its subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development or merely to declare and pay dividends or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the parent Company only. See Note 34.

33       Subsequent events

Inframerica Concessionária do Aeroporto de Brasília S.A. (“ICAB”) - Concession fee

In connection with the writ of mandamus granted by the Federal judge in February 2022 see Note 22.

Puerta del Sur S.A. (“PDS”) – Guarantees

In January 2022, two new guarantees have been constituted:

-	Contract performance guarantee with Banco Itaú, increasing from USD 6,000 to USD 7,608, as required by the Integrated management contract.
-	Investment performance guarantee with Scotiabank for USD 650 corresponding to the first group of works.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

33       Subsequent events (Cont.)

Puerta del Sur S.A. (“PDS”) – Concession agreement

On January 11, 2022, the International Airport of Carmelo “Balneario Zargazazú” was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

Aeropuerto de Neuquén S.A. (“ANSA”) - indebtedness

On January 25, 2022, ANSA agreed to reschedule the loan extending its term to November 2024, subject to an initial payment on January 2022. The remaining debt will be repaid with quarterly payments starting on May 2022. Additionally, the outstanding debt was switched from USD to ARS and the interest rate from Libor plus a spread to BADLAR plus a spread.

Aeropuertos Argentina 2000 S.A. (“AA2000”) - indebtedness

On February 2, 2022, AA2000 agreed with Citibank N.A. to modify the amortization schedule of the principal installments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total of USD 11,666,667, the latter amount being payable in 6 equal installments maturing in February, March, May, June, August and September 2022. Additionally, the interest rate of the loan was switched from Libor plus spread to SOFR plus spread, without a significant impact.

On February 21, 2022, AA2000 issued USD 174 million of dollar-linked notes, in the local market, in two tranches:

-

USD 138 million, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027. AA2000 will use these proceeds to fund infrastructure works in the Group “A” airports, within the National Airports System;

-	USD 36 million, with an interest rate of 2%, maturing in February 2025.

On February 22, 2022, disbursements of the bimonetary loan were used to repay the installments due on February 2022 of the onshore and offshore loans, amounting ARS 803.9 million (equivalent to USD 7.5 million)  and USD 3.9 million.

On March 2, 2022 Citibank disbursed ARS 210 million (equivalent to USD 1.9 millions) in order to offset the installments of the offshore loan due on March 2022.

Aeropuertos Argentina 2000 S.A. (“AA2000”) - preferred shares

On February 25, 2022, the Board of Directors of AA2000 resolved:

(i) to redeem all of the outstanding preferred shares, i.e., 910,978,514 preferred shares;

(ii) that the redemption price shall be the equivalent of: (a) the par value (ARS 910,978,514) adjusted for inflation as of the redemption date, i.e., as of the date of the board meeting, which amounts to ARS 16,506,174.484; plus b) the value of the preferred stock dividend accrued for the year 2020, which was not timely paid due to the non-existence of earnings, but which according to the issuance conditions is cumulative, which adjusted for inflation at the redemption date amounts to (ARS 330,123,490); plus c) the value of the preferred stock dividend accrued for the year 2021 and the proportional amount for the year 2022 adjusted for inflation up to the redemption date (ARS 389,421,266). Consequently, the total redemption value will amount to ARS 17,225,719,240 (equivalent to approximately USD 167.7 million);

(iii) that the price be paid as follows: a) the sum of ARS 11,100,000,000 (equivalent to approximately USD 108.1 million) once the capital reduction procedure has been completed and the period for oppositions provided for in the General Corporations Law has elapsed; and b) the balance, before December 31, 2024, with the possibility of partial payments. Such balance will accrue interest equivalent to the corresponding adjustment for inflation plus two percent per annum of the value of the debt; and

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

33       Subsequent events (Cont.)

(iv) that, upon redemption of the preferred shares, although the preferred shares will participate in the stockholders’ meeting that resolves their cancellation, the amount to be redeemed will be recorded in other liabilities.

The adjustment of the preferred shares to be redeemed was made in compliance with the provisions of General Resolution No. 777/18 of the National Securities Commission.

Additionally, on March 10, 2022, an extraordinary general meeting approved the redemption of the preferred shares, the reduction of the capital stock and the amendment of Article 2.01 of the Company’s bylaws.

The redemption of the preferred shares constitutes a commitment assumed by Aeropuertos Argentina 2000 S.A. with the Argentine Government, which is formally set forth in Decree No. 1009/20.

Toscana Aeroporti S.p.A. (“TA”) – collection of grant

On March 8, 2022, TA collected € 3.6 million (equivalent to approximately USD 3.9 million) as a partial payment related to the contribution granted by the European Commission to airport operators in 2021 (Note 8.1).

Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.(“ICASGA”) -  Concession assets

On March 1, 2022, the operations of the Aeronautical and Air Traffic Telecommunications Service Provider Station and the Airport Control Tower of ICASGA were transferred to the Airspace Control Department, which belongs to the Ministry of Defense of Brazil.

Impact of conflict between Russia and Ukraine

The recent escalation of conflicts between Russia and Ukraine is disrupting international travel from and to Russia and Ukraine. It is possible that such conflict could disrupt supply chains, cause instability in the global economy and disrupt international travel from and to Russia affecting the countries generally served by the Company, mainly Armenia.

In addition, following Russia’s invasion of Ukraine, several sanctions have been announced against Russia, including, among others, travel bans and asset freezes impacting business and financial organizations in connection with Russia. Wider sanctions and other actions could be imposed if the conflict further escalate.

As a result of the above and considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent to which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation.

There are no other subsequent events that could significantly affect the Company’s financial position as of December 31, 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company

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

As of December 31, 2021, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those that have been separately disclosed in the Consolidated Financial Statements, mainly included in Note 22 and 26.b.

CONDENSED STATEMENT OF INCOME

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Continuing operations
Selling, general and administrative expenses	(5,697)	(5,568)	(6,239)
Operating loss	(5,697)	(5,568)	(6,239)
Share of (loss) / income in subsidiaries and associates	(88,022)	(241,693)	20,187
(Loss) / Income before financial results and income tax	(93,719)	(247,261)	13,948
Financial income	53	99	462
Financial loss	(431)	(400)	(406)
(Loss) / Income before income tax from continuing operations	(94,097)	(247,562)	14,004
Income tax	(1,028)	1,028	(1,028)
(Loss) / Income for the year from continuing operations	(95,125)	(246,534)	12,976
Loss from discontinued operations	(21,196)	(4,492)	(3,937)
(Loss) / income for the year	(116,321)	(251,026)	9,039

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
	December	December	December
	31, 2021	31, 2020	31, 2019
(Loss) / Income for the year	(116,321)	(251,026)	9,039

Items that may be reclassified to profit or loss:
Share of other comprehensive loss from subsidiaries and associates from continuing operations	94,703	(24,675)	(13,476)
Other comprehensive loss for the year, net of income tax from continuing operations	94,703	(24,675)	(13,476)
Currency translation adjustment from discontinued operations	920	(578)	82
Other comprehensive income (loss) of discontinued operations for the year, net of income tax	920	(578)	82
Total comprehensive loss for the year	(20,698)	(276,279)	(4,355)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF FINANCIAL POSITION

	At December	At December
	31, 2021	31, 2020

ASSETS
Non-current assets
Property, plant and equipment, net	18	21
Right-of-use asset	110	102
Investments in subsidiaries	505,635	504,732
Investments in associates	-	3,081
Current assets
Other receivables	228	319
Cash and cash equivalents	1,614	2,166
Total assets	507,605	510,421

EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,772)	(6,145)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(321,731)	(417,272)
Legal reserves	1,081	176
Other reserves	(1,343,639)	(1,342,221)
Retained earnings	55,202	171,281
Equity	469,732	489,410

LIABILITIES
Non-current liabilities
Deferred tax liabilities	1,028	-
Lease liabilities	79	66
Current liabilities
Borrowings	19,928	19,508
Other liabilities	16,226	1,017
Lease liabilities	32	48
Trade payables	580	372
Total liabilities	37,873	21,011
Total equity and liabilities	507,605	510,421

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2021 and 2020 and for the
years ended December 31, 2021, 2020 and 2019

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
Cash flows from operating activities	December 31, 2021	December 31, 2020	December 31, 2019
(Loss) / income for the year from continuing operations	(95,125)	(246,534)	12,976
Adjustments for:
Amortization and depreciation	50	62	62
Deferred income tax	1,028	(1,028)	1,028
Share of income / (loss) in subsidiaries and associates	88,022	241,693	(20,187)
Interest expense	426	395	390
Net foreign exchange	(51)	(95)	(70)
Other financial results, net	4	4	(300)
Changes in working capital	721	(184)	(207)
Net cash used in operating activities	(4,925)	(5,687)	(6,308)
Net cash used in discontinued activities	-	-	-
Purchase of Property, plant and equipment	-	-	(13)
Acquisition of other financial assets	-	-	(4,978)
Disposals of other financial assets	-	-	17,000
Cash contribution in subsidiaries and associates	(4,544)	(16,630)	(7,917)
Loans with related parties	-	-	3,672
Dividends from subsidiaries	11,494	15,944	-
Net cash (used in) / provided by investing activities	6,950	(686)	7,764
Net cash used in discontinued investing activities	(2,495)	(100)	(3,274)
Proceeds from borrowings	-	8,100	-
Principal elements of lease payments	(51)	(56)	(53)
Loans paid	-	-	(4,494)
Interest paid	-	-	(693)
Net cash (used in) / provided by financing activities	(51)	8,044	(5,240)
Net cash used in discontinued operations from financing activities	-	-	-

Increase / (decrease) in cash and cash equivalents	1,974	1,671	(3,784)
Decrease in cash and cash equivalents from discontinued operations	(2,495)	(100)	(3,274)

Cash and cash equivalents
At the beginning of the year	2,166	552	7,610
Effect of exchange rate changes in cash and cash equivalents	(31)	43	-
Decrease / increase in cash and cash equivalents	(521)	1,571	(7,058)
At the end of the year	1,614	2,166	552