Form 20-F
period 2022-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2023-03-31
CIK 1717393

v

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission File Number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Jorge Arruda Filho, Chief Financial Officer Tel:+35226258274 128, Boulevard de la Pétrusse, L-2330, Luxembourg, Grand Duchy of Luxembourg
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

163,222,707 Common Shares, as of December 31, 2022

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:

●	our business strengths and future results of operation;
●	delays or unexpected casualties related to construction under our investment plans and master plans;
●	our ability to generate or obtain the required capital to fully develop and operate our airports;
●	the COVID-19 pandemic impact, as well as other epidemics, pandemics, and public health crises;
●	general economic, political, demographic and business conditions in the geographic markets we serve;
●	decreases in passenger traffic;
●	changes in the fees we may charge under our concession agreements;
●	inflation and hyperinflation, depreciation, and devaluation of the AR$, EUR, BRL, UYU or AMD, against the U.S. dollar;
●	the early termination, revocation, or failure to renew or extend any of our concession agreements;
●	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);
●	changes in our investment commitments or our ability to meet our obligations thereunder;
●	existing and future governmental regulations;
●	natural disaster-related losses which may not be fully insurable;
●	the ongoing war between Russia and Ukraine and other war events; and
●	cyberterrorism in the international markets we serve.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2022 and 2021 and for our fiscal years ended December 31, 2022, 2021 and 2020 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS issued by the IASB effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (“PwC”), a member firm of the PricewaterhouseCoopers global network, and an independent registered public accounting firm, whose report dated March 22, 2023, is also included in this annual report.

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

In December 2021, we transferred our 50% ownership interest in Aeropuertos Andinos del Perú S.A. (“AAP”) to Andino Investment Holding S.A. See “Business Overview—Our Airports by Country in Which We Operate—Peru.” The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column. AAP was not previously classified as an asset held for sale or as a discontinued operation.All the financial and operational information provided for our Peruvian segment for the year ended December 31, 2021 includes our financial and results of operation until December 16, 2021, date on which the transfer of our interest in AAP was completed.

Factors Affecting Comparability of Prior Periods

During 2020, the Company’s operations were significantly affected due to the impact of the COVID-19 pandemic and the measures that affected and continue to affect passenger traffic. The significant decrease in our results of operations due to the COVID-19 pandemic affected the comparability of the figures reported for the year ended December 31, 2021 with the corresponding period in 2020.

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

We have included the reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income from continuing operations for all the periods presented. See “Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations.”

Capital Increase

On February 5, 2018, the Company completed its initial public offering of common shares whereby 11,904,762 new common shares were issued, thus bringing the Company’s share capital from U.S.$148,117,500, represented by 148,117,500 shares having a nominal value of U.S.$1.00 each, to the amount of U.S.$160,022,262.

As part of the management share compensation plan (see “Item 6 Directors, Senior Management and Employees—Compensation—Management Compensation Plan”), on October 9, 2020, the board of directors of the Company increased the Company’s share capital by the amount of U.S.$3,200,445 through the issuance of 3,200,445 new shares having a nominal value of U.S.$1.00 each. As a result of the issuance of these new shares, the outstanding share capital of the Company increased from 160,022,262 shares to 163,222,707 shares. These new shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of U.S.$6,144,854.40 (i.e., a subscription price of U.S.$1.92 per new share, being the market price per share as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves. The new shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the management share compensation plan. As of the date of this annual report, 821,334 shares have been delivered to key employees under the management share compensation plan and the remaining outstanding 2,379,111 shares are still held in treasury.

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

Summary of Risk Factors

Risks Related to Our Business and Industry

●	Our concessions may be terminated under various circumstances, some of which are beyond our control
●	We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.
●	Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.
●	The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, has had, and may continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operations, financial position, and cash flows.
●	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.
●	Geopolitical uncertainties and an increase of trade protectionism could have a material adverse effect on our business, results of operation and financial condition.

Risks Related to Argentina and the AA2000 Concession Agreement

●	The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments, which if we fail to comply with, could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.
●	Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

●	The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium
●	If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

●	Italy. If the approval process from local and national authorities of the master plan for the Florence Airport is further delayed, our financial results from the operation of such airport will be negatively impacted.
●	Brazil. Officials of the entity that controls Infravix Participações S.A., a former shareholder of Inframerica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and Inframerica Concessionaria do Aeroporto do Brasilia S.A. (“ICAB”) , were found guilty of corruption, money laundering and criminal organization in connection with the Car Wash Affair.
●	Uruguay. Our revenue derived from the operation of the airports in Uruguay could be adversely affected by the deterioration in neighboring markets.
●	Armenia. The ongoing war between Russia and Ukraine has and will likely continue to disrupt or impact the connecting flights between our Armenian Airports and Russia, which could affect our results of operation.

Risks Related to Our Common Shares

●	We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.
●	A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Risks Related to Our Business and Industry

Our concessions may be terminated under various circumstances, some of which are beyond our control.

Our business consists of acquiring, developing and operating airport concessions. These concessions are granted by governmental authorities for a limited period of time and subject to several conditions and obligations.

Our concessions may be terminated under various circumstances, some of which are beyond our control. In general, our concession agreements may be terminated at any time by the relevant governments or agencies for public interest reasons. For example, in 2017 the Peruvian Government unilaterally terminated the concession it had awarded to us for the construction and operation of the new Chinchero – Cusco International Airport in Peru. Concession agreements may also be terminated due to our material and repeated breach of the concession terms. The termination of one or more of our concessions could have a material adverse effect on our business, financial condition, and results of operations.

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

In addition, the Argentine Government has the right to buy out the AA2000 Concession Agreement upon prior notification to us and indemnify us for certain investments we incurred for purposes of operating the airports and rendering the services agreed thereunder. See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

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

The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, has had, and may continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operations, financial position, and cash flows.

In late December 2019, a notice of pneumonia of unknown cause originating from Wuhan, Hubei province of China was reported to the World Health Organization. A novel COVID-19 virus (nCoV) was identified, with cases soon confirmed in multiple provinces in China, as well as in several other countries. The Chinese government placed Wuhan and multiple other cities in Hubei province under quarantine, with approximately 60 million people affected. On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. The COVID-19 pandemic resulted in several cities be placed under quarantine, increased travel restrictions from and to several countries, which have forced airlines to cancel flights and extended shutdowns of certain businesses in certain regions. Although impact of COVID-19 pandemic has eased as travel restrictions have been lifted worldwide, future impact of COVID-19 pandemic, including new strains such as the Omicron or Delta variant that may arise in the future, remains uncertain.

Outbreaks of disease and health epidemics could have a negative impact on international air travel.

In addition to the COVID-19 pandemic, other public health crises such as the outbreak of Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus in 2009, the Ebola outbreak in 2014 and 2015 and the outbreak of the Zika virus in 2018 and 2019, have disrupted the frequency and pattern of air travel worldwide in recent years. Future outbreaks of disease and health pandemics are uncertain. Because our revenue is largely dependent on the level of passenger traffic in our airports, any outbreaks of health epidemics, such as the H1N1 virus and the Zika virus, could result in decreased passenger traffic and increased cost to the air travel industry and, as a result, could have a material adverse effect on our business revenues and results of operations.

Inflation, along with the uncertainties, could adversely affect our business and results of operations.

While inflation in the United States and global markets has been relatively low in recent years, during 2021 and 2022, the economy in the United States and global markets encountered a material increase in the level of inflation. The impact of the COVID-19 pandemic, geopolitical developments such as the Russia-Ukraine conflict and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation has caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Geopolitical uncertainties and an increase of trade protectionism could have a material adverse effect on our business, results of operation and financial condition.

Russia´s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations as the flights to Russia have been banned by Western countries and by the European Union, Russia has closed its skies for carriers registered in Western countries and carriers avoid overflying the war zone.

In response to Russia’s invasion of Ukraine, the EU, the U.K. and the U.S. introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, restrictions on economic relations, trade and financial restrictions. The sanctions have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets, accessibility of airports and associated travel routes, as well as supply chains, including aircraft components. Geopolitical events may lead to further instability across Europe and worldwide.

The imposition of tariffs on certain imported products by the U.S. has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods. Others are considering the imposition of sanctions that will deny U.S. companies access to critical raw materials.

The above geopolitical and trade uncertainty and tensions have resulted in fuel price increase has affected, and may continue to affect, our profitability. Sanctions, trade wars between certain countries or blocks of countries, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect on passenger traffic on our airports as well as on our services, costs and suppliers or world economy or certain sectors thereof and, consequently, on our business and financial results.

We could be subject to acts of terrorism or war, which could have a negative impact on air travel and result in increased security requirements.

Our airports operate within a stringent and complex security regime, as required by the relevant governmental authorities, which may impose additional security measures from time to time, including as a result of a terrorist attack or a war act, such as the conflict between Russia and Ukraine. The consequences of the Russia and Ukraine conflict and any future terrorist action or threat may include the cancellation or delay of flights, fewer airlines and passengers using our airports, liability for damage or loss and the costs of repairing damage. If as a consequence of the Russia and Ukraine conflict or if a terrorist attack affected one of the airports we operate, the airport in question could be closed, in whole or in part, for the time needed to care for victims, investigate the circumstances of the attack, rebuild any damaged areas or otherwise, with a subsequent decrease in the revenue and increase in costs for the reconstruction of the affected areas (to the extent these are not covered by insurance policies).

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

In order to face these issues, we created a global information security department which reports to the Executive Committee. We also hired a global information security manager and reinforced the global information security department with multicultural security specialists in different locations. This new area focuses on contingency procedures, security governance, access and identity management,  infrastructure protection and monitoring, researching and deploying new technology to improve protection of information and communication systems, However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, resulting in increased costs, a decline in revenue and damage to our business in general, including, but not limited to harm to our public image.

Phishing attempts and fake emails increased during 2022 compared to 2021. However, none of these events had any consequence for the Company nor our passengers. Additionally, we are implementing a global a security monitoring service (SOC) including a new Incident Response and Threat Intelligence Service. This service allows us to respond more quickly and efficiently to any potential security breach. Additionally, we continue implementing security measures to maintain and improve protection of information, increase endpoint protection, and improve phishing alerts, particularly for employees working remotely.

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

During the years ended December 31, 2022, 2021 and 2020, Ezeiza Airport generated U.S.$278.1 million in revenue, or 20.2%, U.S.$123.3 million in revenue, or 17.4% and U.S.$135.9 million in revenue, or 22.3%, respectively, of our consolidated revenue for such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport (as defined below), any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition, and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue at this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

International fuel prices in 2022 increased compared to 2021 particularly, following Russia’s invasion in Ukraine in February 2022. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil producing countries, other market forces, a general increase in international hostilities, or any future terrorist attacks. In the past, increased fuel costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines. Although fuel is a widely traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices. Significant fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effect on our revenues and results of operations.

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

Some of our employees are members of labor unions. For example, as of December 31, 2022, approximately 64.8% and 48.9% of our employees in AA2000 and Italy, respectively, were members of labor unions (66.1% and 50.4%, respectively, as of December 31, 2021). Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

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

For instance, during 2020, Aerolíneas Argentinas S.A. and Austral Lineas Aéreas (Cielos del Sur S.A) (both state-owned entities) suspended payments and owed AA2000, in aggregate, approximately AR$308 million and U.S.$49 million. Considering this situation and in accordance with IFRS 15, as from October 1, 2019, only revenue from passenger fees related to Aerolíneas Argentinas S.A. is being recognized. As of December 31, 2022, Aerolíneas Argentinas S.A and Austral Lineas Aéreas owed AA2000 approximately AR$1.022.824.609 million and U.S.$19.478.814  million. These debts were registered as an allowance (provisión) in the financial statements of AA2000 as of December 31, 2022. See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings—Conflicts with Aerolíneas Argentinas.”

Our main aeronautical customers are Aerolíneas Argentinas Group and LATAM Group. For the year ended December 31, 2022, Aerolíneas Argentinas Group and LATAM Group accounted for 15.8% and 10.8% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2021, Aerolíneas Argentinas Group and LATAM Group accounted for 8.7% and 10.1% of our consolidated aeronautical revenue, respectively. For the year ended December 31, 2020, Aerolíneas Argentinas Group and LATAM Group accounted for 13.4% and 18.9% of our consolidated aeronautical revenue, respectively. On May 26, 2020, LATAM filed for Chapter 11 bankruptcy protections and sought emergency reorganization. LATAM Argentina ceased its operations in June, while LATAM Brazil filed for bankruptcy in early July 2020.

An aircraft accident or other material factors beyond our control may affect the operation of our runways.

Our runways may require unscheduled repair due to natural disasters, aircraft accidents and other factors beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on the number of passengers that use our airports, and therefore, a material adverse effect on our operations and financial results.

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

We are required to maintain insurance under all our concession agreements, and we seek to ensure all risks for which insurance coverage is available on commercially reasonable terms. We can offer no assurance that our insurance policies will cover all our liabilities in the event of an accident, natural disaster, terrorist attack or other incident. The insurance market for airport liability coverage generally, and for airport construction in particular, is limited and a change in the coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. For example, insurance alternatives in Armenia are limited, therefore, we could incur in higher costs in obtaining insurance policies as required under the concession.

Similarly, for some of our airports, we do not currently carry business interruption insurance or property insurance against terrorism and related risks. Consequently, any substantial interruption of our business or terrorist attacks could have a material adverse effect in our results of operations and our financial condition.

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

Over the past few years, tax administrations around the world have put in place a number of initiatives to facilitate communication and information exchange among each other, become more rigid in exercising any discretion they may have, and increased their scrutiny of company tax filings. In this regard, the G20 / OECD Inclusive Framework has been working on addressing a number of tax challenges such as transparency, exchange of information, coherence, and substance, and to this end has proposed numerous tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans. Particularly, in December 2021, the OECD released the Pillar Two model rules (the Global Anti-Base Erosion Proposal, or ‘GloBE’ rules) for a new global minimum tax framework introducing a minimum tax regime for multinationals. At the EU level, the European Council formally adopted the directive implementing Pillar Two and Member States will now have to transpose the directive into national laws before 31 December 2023. The EU has also adopted a number of Directives (namely, the Anti-Tax Avoidance Directives, or ATAD), which seek to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed.

In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws that may be interpreted differently by the competent tax authorities and courts. For example, applying the GloBE rules and determining the impact are likely to be very complex and pose a number of practical challenges. While disclosing quantitatively the precise effect is realistically not possible at this stage, we believe that new taxes or reporting obligations could result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities or to comply with these reporting obligations.

In addition, in some jurisdictions where we operate, the interpretations of tax laws by the taxing authorities are sometimes unpredictable and frequently involve litigation, introducing further uncertainty and risk as to our tax liability. It is also possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently determined to be incorrect, there could be a material adverse effect on us, which may ultimately affect our revenues. See “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 8 Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings— Tax Proceedings Related to Technical Assistance Agreements.”

Any of these events occurring, alone or in combination, could lead to an increase of our tax burden and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We indirectly own 82.7%, and 51.0% of our principal Argentina and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise, we indirectly own 75.0% of Corporación América Italia S.p.A. (“CA Italy”) who owns 62.3% of our principal Italy operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders of these entities, including, in the case of Italy, public shareholders, may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

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

We are subject to and bound by U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190), the Brazil Clean Company Act of 2014 (Law No. 12,846), the Uruguayan Anticorruption Law of 1998 (Law No. 17.060)  and the Armenia Law on the Committee for Preventing Corruption (Law No. HO-96-N). These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to local and foreign officials for the purpose of obtaining or keeping business and/or other benefits. Many jurisdictions have recently implemented new anti-corruption laws (such as in the case of Argentina and Brazil) or have broadened the scope of existing anti-corruption laws (such as in the case of Italy).

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

Increasing scrutiny from stakeholders on ESG matters, including our ESG reporting, exposes us to reputational and other risks.

In 2022, the SEC also proposed extensive rules aimed at enhancing and standardizing climate-related disclosures in an effort to foster greater consistency, comparability and reliability of climate-related information. The proposal, if adopted, would require domestic registrants and foreign private issuers to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. Although the ultimate date of effectiveness and the final form and substance of the requirements for the proposed rule is not yet known and the ultimate scope and impact on our business is uncertain, compliance with the proposed rule, if finalized, may result in increased legal, accounting and financial compliance costs and make some activities more difficult, time-consuming and costly.

Moreover, the SEC has also announced that it is working on proposals for mandatory disclosure of certain other ESG-related matters, including with respect to board diversity and human capital management. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective. As regulations develop, we will consider the implications for our business of the overlapping global measures, and how they fit together. Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult and expensive, increase the risk that we are subject to enforcement, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.

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

Pursuant to the Technical Conditions of the Extension, AA2000 agreed to do its best efforts to obtain financing the Development Trust in connection with the investments in the Argentine National Airport System, which are determined by the ORSNA. As of the date of this annual report, AA2000 is conducting the necessary arrangements to obtain the committed leverage for the Development Trust.

On March 30, 2022, AA2000 informed the ORSNA that it had available funds in the amount of U.S.$413.7 million within the framework of its financial program that combines cash availability and commitments. On May 10, 2022, ORSNA issued Note No. NO-2022-46520010-APN-ORSNA through which it confirmed that AA2000 had fulfilled the commitment of availability of funds in the amount of U.S.$406.5 million for its application to the Mandatory Capex Program (including the redemption of the preferred shares performed in March 2022) in compliance with the provisions of the Technical Conditions of the Extension and the ORSNA Resolution No. 60/2021.

Considering the foregoing, AA2000’s capital expenditures under the Technical Conditions of the Extension amounts approximately to U.S.$500 million plus VAT in aggregate, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably within 2022 and 2023, and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for an aggregate amount of approximately U.S.$164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the AA2000 Concession Agreement.

The Company is currently executing the infrastructure works in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021. Failure to comply with these commitments could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes, the Argentine Additional Notes, the Argentine 2021 Notes and the Credit Facilities.

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

Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under (i) our Argentine 2021 Notes and the New Money 2021 Notes, (ii) the 2019 Onshore Credit Facility Agreement (as amended, and as defined below) and the 2019 Offshore Credit Facility Agreement (as amended, and as defined below), both dated August 9, 2019, entered by and among AA2000, Citibank N.A., as administrative agent, the branch of Citibank N.A. established in the Republic of Argentina, as collateral and disbursement agent, Industrial and Commercial Bank of China (Argentina) S.A.U, Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A., as lenders (together, the “2019 Credit Facilities”) and (iii) the Syndicated Loan granted by Industrial and Commercial Bank of China (Argentina) S.A., the branch of Citibank N.A. established in the Republic of Argentina, Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. for the refinancing of the bilateral Pesos credit facilities granted by said banks and the 2019 Credit Facilities (the “Syndicated Loan”) and, (iv) the offshore credit facility dated July 25, 2022 entered by and between AA2000 and Industrial and Commercial Bank of Chine Limited, Dubai (DIFC) Branch, as lender, and Industrial and Commercial Bank of China (Argentina) S.A.U, as onshore custodian agent (“2022 ICBC Loan” and together with the 2019 Credit Facilities, the Syndicated Loan and the 2022 ICBC Loan, the “Credit Facilities”), which will result in automatic acceleration of the notes and the Credit Facilities. As of December 31, 2022, the total amount outstanding under the Argentine Notes, the 2019 Credit Facilities, the Syndicated Loan and the 2022 ICBC Loan is U.S.$ 450.5 million, U.S.$20.2 million AR$ 1.697.5 million ,U.S.$10,2 million, respectively. The Argentine Government’s indemnification obligations in combination with the collateral structure under the notes and the Credit Facilities may not be adequate to repay the holders of such notes. See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During the years ended December 31, 2022, 2021 and 2020, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 55.0%, 51.2% and 57.4%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition, and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to review annually AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by adjusting (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. On January 13, 2021, the ORSNA through Resolution No. 4/2021, increased the fees AA2000 may charge to international passengers from U.S.$51.00 to U.S.$57.00. In December 2022, the ORSNA issued Resolution No. 98/2022 by virtue of which a new increase of the fee for the domestic passenger use was approved, establishing a fee of AR$1,100 effective as of January 2023.

If the ORSNA applies adjustments to the Specific Allocation of Revenues and to the fees we may charge or that we must pay under the Concession Agreement in a way that is detrimental to us, if the ORSNA fails to adjust such fees in order to restore the Concession Agreement’s economic equilibrium, if the ORSNA seeks to modify our rights under the AA2000 Concession Agreement, it may have a material adverse effect on our business, financial condition and results of operations.

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

Accordingly, we may record capital expenditures during a period that has not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all. Our capital expenditures for the years ended December 31, 2022, 2021, 2020 and 2019 are currently under review by the ORSNA.

Federal and provincial upcoming elections in Argentina may generate uncertainty in the Argentine political landscape and economy and consequently, in our business.

Presidential elections take place in Argentina every four years and legislative elections every two years, resulting in the partial renewal of both chambers of Congress. The next presidential and legislative elections are scheduled for October 2023 and the primary elections are scheduled for August 2023. Changes in the local and federal administration may also imply alterations of programs and policies that apply to airports and the infrastructure sector. Argentina’s president and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy. Therefore, we cannot assess the impact of future measures that might be adopted by any future federal administration, or by any future administration at the provincial level, and the effect any such measures might have on the Argentine economy and the ability of Argentina to comply with its financial obligations, which could negatively affect our business, financial condition and results of operations.

In addition, we cannot assure you that economic, regulatory, social, and political developments in Argentina will not impair our business, financial condition, or results of operations.

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

In January 2022, the Argentine Government reached a preliminary understanding with the IMF to refinance the Stand-By Arrangement, The preliminary understanding states that Argentina will be bound by new covenants and certain fiscal and economic goals, and that the IMF will grant Argentina a new loan in several disbursements, in order to repay the outstanding installments of the Stand-By Arrangement. Disbursements under such new loan are conditioned to Argentine performance of the covenants and fiscal and economic goals to be set in the definitive refinancing agreement. As of the date of this annual report, the Argentine Government and the IMF entered into the definitive refinancing agreement, which was approved by the Argentina Congress.

Under such terms, if the Argentine Government fails to comply with the agreed covenants and fiscal and economic goals, Argentina might be in default and, in turn, the country’s financial and economic situation might be adversely affected.

Argentina also has a debt of $19.9 trillion Argentine pesos of which 37% is in the hands of private holders while the rest belongs to the public sector, of which 70% mature between April and May 2023 and are indexed either to the official dollar (dollar-linked bonds), to inflation (CER debt) or to the higher of the two (dual bonds).

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

Since the current administration took office, the Argentine Government announced and implemented several economic and political reforms, including, without limitation, the following:

●	Restructuring of public debt under Argentine law. During 2020, the Argentine government successfully restructured its bonds governed by foreign law, as well as its bonds governed by Argentine law. In addition, during 2021, the Argentine government reached an agreement with the IMF in connection with the outstanding amounts under the stand-by financings granted by the IMF to Argentina. Under such agreement, the Argentine government agreedto comply with certain milestones on a quarterly basis. The Argentine government approved the first round of assessments performed by the IMF and given the current macroeconomic landscape the IMF and the Argentine government are negotiating adjustments to the milestones. During 2022, the Ministry of Economy successfully closed a new round of restructuring of the bonds subject to Argentine law and denominated in foreign currency. As of the date of this annual report, the Argentine government is carrying a new restructuring in order to postpone the due dates of the bonds denominated in local currency and subject to Argentine law.

●	Restructuring of public debt under foreign law. On February 12, 2020, the National Congress approved Law No. 27,544 for the Restoration of the Sustainability of Public Debt Issued under Foreign Law, by virtue of which, among other issues, the National Executive Power was authorized to carry out operations aimed at granting sustainability to the debt issued under foreign legislation. On August 4, 2020, the Argentine Government reported having reached a debt restructuring agreement with certain bondholders. On August 28, 2020, the period to express consent to the offer presented by the Argentine Government closed. On August 31, 2020, the Argentine Government announced that the offer obtained 93.55% acceptance, which allowed 99% of the bonds to be restructured. Also, on June 22, 2021, the Argentine Government announced that it had reached an agreement with the Paris Club, through which it was agreed to pay 18% of the debt due on May 31, 2021, in two installments payable during the third quarter of 2021 and the first quarter of 2022, and the extension of the maturity of the remaining 82% to March 31, 2022. In January 2022, the Argentine Government reached a preliminary understanding with the IMF to refinance the Stand-By Arrangement pursuant to which Argentina agreed to be bound by new covenants and certain fiscal and economic goals, and that the IMF will grant Argentina a new loan in several disbursements, in order to repay the outstanding installments of the Stand-By Arrangement. As of the date of this annual report, the Argentine Government and the IMF entered into the definitive refinancing agreement, which was approved by the Argentine Congress. Under such terms, if the Argentine Government fails to comply with the agreed covenants and fiscal and economic goals, Argentina might be in default and, in turn, the country’s financial and economic situation might be adversely affected. As of the date of this annual report, Argentina drawn approximately U.S.$17.500.000 and has passed the third audit of the IMF.
●	Law to Strengthen the Sustainability of Public Debt. On March 3, 2021, Law No. 27,612 on Strengthening the Sustainability of Public Debt came into force, which establishes that the General Budget Law for each fiscal year must provide a maximum percentage for the issuance of public securities in foreign currency and under foreign legislation with respect to the total amount of the issuance of public securities authorized for that year. Likewise, said law provides that any issuance of public securities in foreign currency and under foreign legislation that exceeds said percentage and any financing program or public credit operation carried out with the IMF, as well as any increase in the amounts of those programs or operations, will require a law of the Congress of the Nation that expressly approves it, and may not be used to finance current primary expenses, except for the extraordinary expenses provided for in article 39 of Law No. 24,156 on Financial Administration.
●	Impeachment of the Supreme Court. On January 13, 2022, the impeachment bill against the Argentine Supreme Court members was submitted to the Chamber of Deputies. The request was supported by eleven provincial governors and promoted by the Executive Branch. As of the date of this annual report, the impeachment bill has not been discussed at the Chambers of Deputies.

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

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

The Argentine Government and the Argentine Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident shareholders; (ii) restrictions on the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on the transfer of securities into and from Argentina; (v) restrictions on the payment of imports of goods and services; (v) establishing certain mandatory refinancing on U.S. Dollar-denominated debt (see “—AA2000’s foreign financial indebtedness and debt denominated in foreign currency with access to the Foreign Exchange Market could be affected by the mandatory refinancing regime enacted by the Argentine Central Bank”); and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency.

On October 12, 2022, the Secretariat of Commerce and the AFIP issued Joint Resolution No. 5271, providing for the replacement of the Integral Import Monitoring System by the so-called SIRA, which is in force as from October 17, 2022. The SIRA system establishes other control requirements, in addition to the verification of the importer’s economic-financial capacity (“CEF”), such as, for example, the analysis by the AFIP of the importer’s risk profile, as well as whether the importer has carried out operations of over-invoicing, under-invoicing or whether it has distorted the system with abusive practices in investigation processes in the filing of administrative or judicial measures in relation to the operations.

There can be no assurance that the Argentine Central Bank or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose further mandatory refinancing plans related to our indebtedness payable in foreign currency, establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations.

AA2000’s foreign financial indebtedness and debt denominated in foreign currency with access to the Foreign Exchange Market could be affected by the mandatory refinancing regime enacted by the Argentine Central Bank.

The Argentine Central Bank has established additional requirements regarding access to the Argentine Foreign Exchange market for the payment of financial debts abroad, in particular, for the payment of principal on loans and securities issued with principal payments scheduled between October 15, 2020 and December 31, 2023 greater than U.S.$1 million by the non-financial private sector and financial entities.

Such payments of principal shall be made following a refinancing plan (the “Refinancing Plan”), which must be filed with the Argentine Central Bank. The Refinancing Plan must abide the following guidelines:  (i) only 40% of the outstanding principal due and scheduled to be payable within the affected period shall be paid by accessing the Argentine Foreign Exchange market; and (ii) the remaining 60% shall be refinanced in order to increase its weighted average life for at least two years.

As of the date of this annual report, AA2000 has access to the Argentine Foreign Exchange Market to make payments in full to: (i) the holders of the Argentine Notes who did not exchange their notes under the exchange offer completed in 2020 and 2021 (“Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Exchange Offer to Argentine Notes”), (ii) the Argentine 2021 Notes and the New Money 2021 Notes, (iii) the 2019 Offshore Credit Facility Agreement, and (iv) the 2022 ICBC Loan which was restructured in order to comply with the statutory limitations. Refinancing some of AA2000 financial obligations may be required in the short or longer term, which could impact our ability to access the Foreign Exchange Market and ultimately, our financial situation.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. Pursuant to Resolution No. 15/2022 of the National Council for Employment, Productivity and the Minimum Adjustable Wage (“Resolution 15/2022”), issued on November 25, 2022, was increased as follows: (i) from December 1, 2022, to December 31, 2022 to AR$ 61,953; (ii) from January 1, 2023, to February 1, 2023, AR$65,427; and (iii) after February 28, 2023, AR$69,500.

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

In recent years, the Argentine Government has substantially increased public expenditures. In 2022, public sector expenditures increased by 66% as compared to 2021, the Argentine Government reported a primary fiscal deficit of 2,4% of the Gross Domestic Product (GDP), according to the Argentine Ministry of Treasury. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

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

After several years of relatively moderate variations in the nominal exchange, the Argentine peso depreciated 28.91% against the U.S. dollar in 2020, 17.54% in 2021 and 71.90% in 2022. After the preliminary presidential elections in which former president Macri was defeated by current president, Fernandez, a significant depreciation of the peso against the U.S. dollar took place. In order to stabilize the local currency, the Argentine Government reestablished foreign exchange restrictions from September 2019. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Argentina Foreign Exchange Regulations.” The current administration has maintained and issued additional regulations in order to discourage the acquisition of foreign currency by local residents and companies. As of December 31, 2022 , the official exchange rate was AR$177.16 to U.S.$1.00. If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface, which could result in a material adverse effect on our financial condition and results of operations due to our financial commitments in U.S. dollars.

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

Inflation has and continues to materially undermine the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy, and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 36.1% for 2020, 50,9% for 2021 and 94,8% for 2022.

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

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 94 of 180 in Transparency International’s 2022 Corruption Perceptions Index, and 126 of 190 in the World Bank’s Doing Business 2020 Report.

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

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

Italy

If the approval process from local and national authorities of the master plan for the Florence Airport is further delayed, our financial results from the operation of such airport could be negatively impacted.

The master plan for the period 2014 through 2029 was approved by ENAC in November 2015, by the Italian Environmental Ministry in December 2017 and by the Italian Ministry of Infrastructures and Transport in April 2019. However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other local municipalities, such approval was repealed through judgment No. 793. On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement.

On February 14, 2020, TA has been notified by the Council of State that the appeal has been rejected. Therefore, we must undertake a new procedure regarding the environmental compliance of the works performed. During 2022, a project review of the master plan was performed and a new master plan for the period 2024 through 2035 (the “2035 TA Master Plan”) was defined. In October 2022, TA initiated a public debate process as required under applicable law which concluded on February 6, 2023. The 2035 TA Master Plan will be subject to the Environmental Impact Assessment – Environmental Strategic Assessment procedure introduced by local statutes.

Our ability to increase revenues and profits derived from the operation of the Florence Airport may be adversely affected if the 2035 TA Master Plan was rejected or approval is delayed.

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

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree 21/2012”), as converted with amendments into Law No. 56 of May 11, 2012, which granted the Italian Government special powers (the “Golden Powers”), could be triggered as a result of our initial public offering in the event that: (i) we attempt to transfer our shareholding in TA and/or the Italian Airports; or (ii) a controlling stake of TA’s share capital is transferred to a third party in the future. Below is a description of the procedure that would apply in such a case. As of the date of this annual report, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree 21/2012002E

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. In particular, these provisions state that, in relation to companies that own one or more of such strategic assets, the Italian Government may:

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

Brazil

Officials of the entity that controls Infravix Participações S.A., a former shareholder of Inframerica Concessionaria do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and Inframerica Concessionaria do Aeroporto do Brasilia S.A. (“ICAB”) , were found guilty of corruption, money laundering and criminal organization in connection with the Car Wash Affair.

In 2014, Engevix (the entity that controlled Infravix Participações S.A. (“Infravix”), a former shareholder of ICASGA and ICAB was the subject of investigations and allegations related to the Lava Jato investigation (the “Car Wash Affair”).

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

Under the Brazilian Concession Agreements for the operation of the Brasilia Airport and the Natal Airport (as defined below), we are obligated to pay an annual fixed concession fee which is adjusted by inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Following a revision of the interest rate of discount, we now measure the liability at an amortized cost utilizing a discount rate of 6.81% (real), which is the regulatory WACC applicable at the time we entered into the Brasilia Concession Agreement. Any change in the current discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. During the years ended December 31, 2022, 2021 and 2020, we recognized losses of U.S.$101.2 million, U.S.$108.8 million and U.S.$69.7 million, respectively, relating to these effects. See Note 23 to our Audited Consolidated Financial Statements. We expect the accretion described above to occur in a similar magnitude in the next several years.

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

Regarding the concession fee for the year ended December 31, 2022, a partial payment of R$81.5 million (approximately U.S.$15.3 million) was made through the application of re-equilibrium credits. With respect to the remainder of such concession fee, on November 21, 2022, ICAB made an offer to the Ministry of Infrastructure to pay through the deliver of federal bonds, which is in process of analysis by the Ministry. In December 2022, the Ministry issued an Official Letter confirming that while the Federal bonds are being analyzed, ICAB will be deemed to be in compliance with its obligations.

The commercial area at the Brasilia Airport may not attract the numbers of customers we anticipate, which would ultimately affect our results of operations.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an area with commercial offerings within the airport.

On December 13, 2019, ICAB entered into a lease agreement with a leading Brazilian real estate group pursuant to which such group agreed to build and develop, with its own capital, a new shopping center of approximately 350,000 square feet of gross leasable areas. If this project fail to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.1964 per U.S. dollar on December 31, 2020, R$5.5802 per U.S. dollar on December 31, 2021, and R$5.2174 per U.S. dollar on December 31, 2022, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

Uruguay

Our revenue derived from the operation of the airports in Uruguay could be adversely affected by the deterioration of neighboring markets.

The number of passengers and cargo volume at the airports in Uruguay is primarily a fraction of the number of passengers coming from and to Brazil and Argentina, as well as the economic situation of these two neighbor countries. The situation in Argentina, not only in terms of the expectation of economic situation, but also with respect to the foreign exchange restrictions, could negatively impact the number of passengers and consequently affect our operation and financial results mostly at the Punta del Este Airport.

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

The Uruguayan Audit Court (Tribunal de Cuentas) has not issued any comments (observaciones) on the Amended Carrasco Concession Agreement. However, the Tribunal de Cuentas has given notice to the Uruguayan Antitrust Authority (Comision de Defensa de la Competencia) of the modifications to the Carrasco Concession Agreement. Therefore, the Amended Carrasco Concession Agreement may be subject to antitrust approval. If the Uruguayan Antitrust Authority were to deny approval of the Amended Carrasco Concession Agreement, such action could call into question the effectiveness of the contract and, if the Amended Carrasco Concession Agreement were to be held invalid through appropriate judicial process, it would materially impact our operations.

Ecuador

The political environment of Ecuador is uncertain which could have adverse effect on our results of operations.

On February 5, 2023, local and regional elections took place in Ecuador. The opposition party lead by Rafael Correa won in the main population centers such as Quito and Guayaquil. The political uncertainty resulting from such elections and the transition to a new government in certain cities, such as Guayaquil, may have an adverse effect on the country’s political landscape and economy, which could ultimately affect our business, results of operations and financial condition.

Armenia

The ongoing war between Russia and Ukraine has and will likely continue to disrupt or impact the connecting flights between our Armenian Airports and Russia, which could affect our results of operation.

The ongoing war between Russia and Ukraine has and will likely continue to lead to further regional and international conflicts or armed actions. Such conflict has, and will likely continue to, disrupted supply chains, caused instability in the global economy and disrupted international travel from and to Russia.

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

For the year ended December 31, 2022, our combined aeronautical and commercial revenue derived from our operation of international flights from and to Russia amounted to approximately U.S.$80 million.

While it is difficult to anticipate the potential for any indirect impact of the war between Russia and Ukraine or the sanctions announced to date may have on our business, any further sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures by Russia in response, such as restrictions flights from and to Russia and Armenia, could have an adverse impact on our business, results of operations and financial condition.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2022. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we are committed to invest considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period of up to five years following the publication of the deed granting such authorization on the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations (RESA)) which period may be renewed for one or several periods of up to five years. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including share premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the requirements set forth under Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

ITEM 4.        COMPANY INFORMATION

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at http://investors.corporacionamericaairports.com. The Company’s website is provided for informational purposes only and the information contained on its website or that can be accessed through its website is not part of this annual report.

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

●	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport (“Ezeiza Airport”), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.
●	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.
●	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.
●	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.
●	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.
●	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.
●	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.
●	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.
●	In 2011, as part of the consortium AAP, we were awarded the concession to operate six principal airports in southern Peru (the “AAP Airports”).
●	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.
●	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.
●	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina, which pursuant to ORSNA’s Resolution No. 27/2021 has also been incorporated into the AA2000 Concession Agreement.
●	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.
●	In 2012, we formed A.C.I. Airports International S.à r.l. to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

●	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 51.1% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.
●	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.
●	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.
●	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.
●	On February 1, 2018, we completed our initial public offering, in which we and the Majority Shareholder sold an aggregate of 28,571,429 common shares to the public.
●	In 2018, by means of two separate transactions, we acquired an additional 11.08% interest in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.
●	In 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.
●	In 2018, we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years.
●	In June 2019, we executed an amendment to the Punta del Este Concession Agreement extending the concession term for additional 14 years, until March 31, 2033.
●	In July 2020, the Italian Government passed a law in relation with the COVID-19 pandemic emergency measures, granting a two-year concession extension for airport operators.
●	In November 2020, we executed irrevocable amendment for the termination Natal Airport concession.
●	In December 2020, we executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years, until February 13, 2038.
●	In July 2021, we executed an amendment to the TAGSA Concession Agreement extending the concession term for additional two years, until July 27, 2031.
●	In October 2021, the amendment of the Neuquén Airport Concession Agreement with the Argentinian Government was approved, extending the concession through 2026.
●	In November 2021, we executed an amendment to the Carrasco Concession Agreement (the “Amended Carrasco Concession Agreement”) extending the concession term for additional 20 years, until 2053 and incorporating the following six new airports to the scope of the Carrasco Concession Agreement (the “Uruguay New Airports”): Aeropuerto Internacional de Rivera, the Aeropuerto Internacional de Salto, the Aeropuerto Internacional de Carmelo, the Aeropuerto Internacional de Durazno, the Aeropuerto Internacional de Melo and the Aeropuerto Internacional de Paysandú.

●	In December 2021, we transferred our 50% ownership in AAP to Andino Investment Holding S.A. Following this transaction, Andino Investment Holding S.A. now owns 100% of AAP. Therefore, as of the date of this annual report, we no longer operate the airports under the AAP Concession Agreement.
●	In November 2022, we were notified that the consortium formed by the Company, Mota Engil Africa and Mota Engil Nigeria, was selected as preferred bidder for the Nnamdi Azikiwe International Airport (NAIA) Abuja, and Mallam Aminu Kano International Airport (MAKIA) Kano, both located in Nigeria, Africa.

The following table lists our concessions by country, together with their commencement date and extension details (if any):

		CAAP					Current
		Effective		Number of	Concession		Concession
Country	Concession	Ownership		Airports	Start Date		End Date	Extension Details
Argentina	AA2000	82.7%		35	1998		2038	—
	NQN	75.6%		1	2001		2026
	BBL	82.6%		1	2008		2033	Extendable for 10 years(1)
Italy	TA (SAT)(2)	46.7%		1	2006		2048
					(2014)	(3)		—
	TA (ADF)(2)	46.7%		1	2003		2045
					(2014)	(4)		—
Brazil	ICASGA	99.9	%(5)	1	2012	(6)	2040	5 years(7)
	ICAB	51.0%		1	2012		2037	5 year, extendable for additional 5 years if required to reestablish economic equilibrium
Uruguay	Puerta del Sur(8)	100%		7	2003		2053	—
	CAISA	100%		1	1993		2033(9) (10) (11)
					(2008)			—
Ecuador	TAGSA	50.0%		1	2004		2031	—
	ECOGAL	99.9%		1	2011		2026	—
Armenia	AIA	100%		2	2002		2032	Option to renew every 5 years
(1)	Subject to certain terms and conditions, including governmental approval.
(2)	Both SAT and ADF have been merged into TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest.
(3)	We began operating the Pisa Airport in 2014.
(4)	We began operating the Florence Airport in 2014.
(5)	Our effective ownership is 99.98%.
(6)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.
(7)	In November 2020, we executed irrevocable amendment for the termination Natal Airport concession.
(8)	Includes the Uruguay New Airports, which were incorporated to the Carrasco Concession Agreement by means of the amendment executed in November 2021.
(9)	We acquired the shares of CAISA in 2008.
(10)	We began operating the Punta del Este Airport in 2008, the amendment to the concession agreement approving the extension of the Punta del Este Concession Agreement was executed on June 28, 2019.
(11)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.

B.BUSINESS OVERVIEW

Overview

We acquire, develop, and operate airport concessions. We are a leading private airport operator in the world. As of the date of this annual report, we operate 53 airports globally in Latin America, Europe, and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the environments and geographies in which we operate by acquiring airport concessions in Armenia, Uruguay, Ecuador, Brazil, Italy, and additional concessions in Argentina.

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

Main Operations and Financial Consolidated Metrics

For the year ended December 31, 2022, we had total consolidated revenue of U.S.$1.4 billion, consolidated income from continuing operations of U.S.$165.6 million, Adjusted EBITDA of U.S.$456.7 million and Adjusted EBITDA excluding Construction Services of U.S.$454.8 million, and our airports handled 738.211 total aircraft movements and served 65.6 million total passengers (of which approximately 32.5% were international, approximately 57.6% were domestic and approximately 9.8% were transit passengers). For the year ended December 31, 2021, we had total consolidated revenue of U.S.$0.7 billion, consolidated loss from continuing operations of U.S.$159.8 million, Adjusted EBITDA of U.S.$149.3 million and Adjusted EBITDA excluding Construction Services of U.S.$147.0 million, and our airports handled 497.189 total aircraft movements and served 35.7 million total passengers (of which approximately 23.1% were international, approximately 63.1% were domestic and approximately 13.8% were transit passengers). For the year ended December 31, 2020, we had total consolidated revenue of U.S.$0.6 billion, consolidated loss from continuing operations of U.S.$357.4 million, Adjusted EBITDA of U.S.$18.1 million and Adjusted EBITDA excluding Construction Services of U.S.$16.7 million, and our airports handled 352.905 total aircraft movements and served 25.2 million total passengers (of which approximately 28.0% were international, approximately 57.3% were domestic and approximately 14.7% were transit passengers). See “Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations.”

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

	Passenger traffic
	International	Year Ended	Year Ended	Year Ended
	or national	December 31,	December 31,	December 31,
Airport	designation	2022	2021	2020

	(In Thousands)
“Aeroparque Jorge Newbery”	International	12,909.6	4,524.2	2,293.0
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	International	7,513.4	3,196.9	3,474.4
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	2,149.0	717.3	739.3
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	2,050.4	1,128.9	474.0
Aeropuerto de Mendoza, “El Plumerillo”	International	1,738.5	667.9	471.5
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,223.9	545.3	356.1
Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	International	1,187.2	422.7	357.6
Aeropuerto de Neuquén, “Presidente Perón”	International	898.9	389.4	251.6
Aeropuerto de Tucumán, “Tte. Benjamin Matienzo”	International	718.2	318.3	199.6
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	465.9	188.2	137.5
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	197.0	79.0	37.4
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	174.4	61.7	64.0
Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	International	210.1	93.7	69.1
Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	International	480.8	203.8	92.8
Aeropuerto de Resistencia, “José de San Martín”	International	247.1	72.4	59.5
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	286.2	88.6	117.7

	Passenger traffic
	International	Year Ended	Year Ended	Year Ended
	or national	December 31,	December 31,	December 31,
Airport	designation	2022	2021	2020
Aeropuerto de Posadas, “Libertador General D. José de San Martín”	International	230.9	142.8	65.9
Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	International	129.6	67.7	35.3
Aeropuerto Internacional de Formosa, “El Pucu”	International	88.9	12.4	18.8
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	75.8	24.7	14.3
Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	National	182.2	75.4	30.1
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	68.9	23.8	12.7
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	54.6	24.3	13.4
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	120.7	23.5	13.0
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	65.9	27.9	14.6
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	81.7	38.8	13.9
Aeropuerto de Paraná, “General Urquiza”	National	33.9	11.4	8.8
Aeropuerto de Santa Rosa	National	35.4	19.4	8.5
Aeropuerto de San Fernando	International	47.6	34.4	19.3
Aeropuerto de Viedma, “Gobernador Castello”	National	42.4	18.3	10.5
Aeropuerto Termas de Río Hondo	National	24.7	13.8	0.5
Aeropuerto de Río Cuarto, “Área de Material”	National	31.1	13.6	4.6
Aeropuerto de General Pico	National	0.2	0.2	0.5
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	0.5	0.5	0.2
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	National	2.7	0.1	0.1
Aeropuerto de Villa Reynolds	National	2.4	0.9	0.5
Aeropuerto El Palomar	International	2.2	2.5	480.0

Main Operating and Financial Metrics

In Argentina, our main concession is the AA2000 Concession Agreement, which accounted for approximately 32.7 million passengers, or 96.8% of the total 33.8 million total passengers we served during the year ended December 31, 2022. Approximately 7.5 million of our passengers were at Ezeiza Airport and 12.9 million at Aeroparque Airport. For the year ended December 31, 2021, the airports under the AA2000 Concession Agreement served approximately 12.8 million passengers, or 96.6% of the total 13.3 million total passengers we served during the year ended December 31, 2021. Approximately 3.2 million of our passengers were at Ezeiza Airport and 4.5 million at Aeroparque Airport. For the year ended December 31, 2020, the airports under the AA2000 Concession Agreement served approximately 9.6 million passengers, or 96.8% of the total 10.0 million total passengers we served during the year ended December 31, 2020. Approximately 3.5 million of our passengers were at Ezeiza Airport and 2.3 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 99.4% of our total revenues, 96.8% of our passengers and 96.2% of our air traffic movements during the year ended December 31, 2022. In a consolidated basis, AA2000 represented over 55.0% of our consolidated revenues, 49.9% of our total passengers and 50.1% of our air traffic movements during the year ended December 31, 2022.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2022		2021		2020
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$762.6	55.3%	$362.9	51.3%	$350.0	57.6%
Number of passengers (in millions)	33.8	51.5%	13.3	37.2%	10.0	39.5%
Air traffic movements (in thousands)	384.7	52.1%	227.3	45.7%	155.6	44.1%
(1)

We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently indirectly own 82.7% of the ordinary share capital of AA2000, 82.6% of the share capital of Bahía Blanca, and 75.5% of the share capital of Neuquén.

Our Argentina segment had Adjusted EBITDA of U.S.$277.9 million, U.S.$65.6 million and U.S.$50.7 million for the years ended December 31, 2022, 2021 and 2020, respectively, and had Adjusted EBITDA excluding Construction Service of U.S.$277.7 million, U.S.$65.4 million and U.S.$50.6 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

AA2000 Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement.”

●	Term: The AA2000 concession agreement started in 1998 and expires in 2038, considering the new concession term after the extension granted by the Argentine Government in December 2020.
●	Concession fee: AA2000 must pay a 15% of total revenues excluding construction service to the Argentine State.
●	AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably within 2022 and 2023, and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.
●	Redemption of preferred shares: As established in the agreement for the extension, if AA2000 redeems the preferred shares before March 31, 2022, the amount redeemed can be credited towards the reduction of the phase 1 capex program. In February and March 2022, respectively, AA2000´s board of directors and the shareholders, by means of an extraordinary shareholders meetings, decided to redeem such preferred shares. See “AA2000 Ownership Structure.”
●	Economic equilibrium: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. The economic equilibrium is based on the IRR that is derived from the Financial Projection of Income and Expenses, which considers actual numbers for previous years and ORSNA’s projections for future years. The ORSNA must verify the economic equilibrium on a yearly-basis and adjust the variables in case the IRR is below the target IRR. The adjustments could be made through increasing tariffs, reducing the concession fee or reducing the capex commitments.

AA2000 Ownership Structure

We currently indirectly own 82.7% of the share capital and voting stock of AA2000’s share capital. The Argentine Government owns 15.0% of AA2000’s share capital and voting stock.

On March 10, 2022, an extraordinary general meeting of AA2000 approved the redemption of the preferred shares, the reduction of the capital stock and the amendment of Article 2.01 of AA2000’s bylaws. The total redemption value amounted ARS17,225,719,240 (equivalent to approximately U.S.$155.2 million), which adjusted by inflation as of December 31, 2022, amounts to ARS32,302,581,376 (equivalent to approximately U.S.$182.3 million).

As of December 31, 2022, the preferred shares has been fully settled in cash by AA2000. The payments adjusted by inflation since the date of each disbursement amounts to ARS30,476,665,719 (equivalent to approximately U.S.$172.0 million).

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport, the leading airports in the Tuscany region, one of Italy’s most touristic regions. Florence Airport is an important world-class touristic destination serving full-cost carriers, while Pisa Airport has a proven low-cost carriers business model.

Main Operating and Financial Metrics

Of the approximately 6.7 million total passengers in the TA airports during the year ended December 31, 2022, approximately 4.5 million were in Pisa Airport and 2.2 million were in the Florence Airport. Of the approximately 2.8 million total passengers in the TA airports during the year ended December 31, 2021, approximately 2.0 million were in Pisa Airport and 0.8 million were in the Florence Airport. Of the approximately 2.0 million total passengers in the TA airports during the year ended December 31, 2020, approximately 1.3 million were in Pisa Airport and 0.7 million were in the Florence Airport.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2022		2021		2020
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$117.2	8.5%	$70.5	10.0%	$58.3	9.6%
Number of passengers (in millions)	6.7	10.2%	2.8	7.9%	2.0	7.8%
Air traffic movements (in thousands)	68.9	9.3%	39.6	8.0%	30.2	8.5%

Our Italy segment had Adjusted Segment EBITDA of U.S.$21.2 million, U.S.$0.2 million and U.S.$(4.3) million for the year ended December 31, 2022, 2021 and 2020, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$19.5 million, U.S.$(1.8) million and U.S.$(5.5) million, for the year ended December 31, 2022, 2021 and 2020, respectively.

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

Concession fee: TA is required to pay annual fees, based on a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post. The canon is to be made in two separate semi-annual installments, due July and January each year. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2022, TA paid an annual canon of €1.4 million under the Pisa concession and €0.5 million under the Florence concession. For the year ended December 31, 2021, TA paid an annual canon of €1.0 million under the Pisa concession and €0.6 million under the Florence concession. For the year ended December 31, 2020, TA paid an annual canon of €1.7 million under the Pisa concession and €0.8 million under the Florence concession.

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

Master Plan: Florence Airport

Currently, this airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions that are rerouted to Pisa Airport when possible to avoid passenger loss. Passengers can also be rerouted to Bologna Airport, if needed. Plans are underway to optimize the infrastructural layout of the airport, with the build of a new runaway and a new passenger terminal . The new infrastructure should allow Florence Airport to carry out a sustainable development and reach its full potential and complement Pisa Airport’s offerings. On November 3, 2015, we received the technical approval by ENAC of our previous 2014-2019 master plan for the Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment (EIA) procedure under the master plan. The same master plan was also approved by the Infrastructure Ministry in April 2019.

However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other local municipalities, such approval was repealed through judgment No. 793. On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement. On February 14, 2020, TA has been notified by the Council of State that the appeal has been rejected. Therefore, we must undertake a new procedure regarding the environmental compliance of the works performed. During 2022, a project review of the master plan was performed and the 2035 TA Master Plan was defined. In October 2022, TA initiated a public debate process as required under applicable law. Completion of such process is expected by 2023, upon which the 2035 TA Master Plan will be subject to the Environmental Impact Assessment procedure before the Environmental Ministry.

Master Plan: Pisa Airport

In connection with the Pisa Airport, on October 24, 2017, ENAC approved and signed our 2015-2028 master plan. Further investments in capex will allow the airport to reach six million passengers capacity in the short term. During 2022, we initiated the preliminary works and we expect that during the first half of 2023, the terminal expansion works will also begin.

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

TA is listed on Euronext Milan of Borsa Italiana S.p.A. under the ticker TYA. The year-end price for 2022 was €11.55 per share, representing a market cap of €215.0 million. Corporate capital amounted to €30.7 million, which is comprised of €18,611,966 ordinary shares with no nominal value.

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

In relation with Natal Airport, in November 2020, we executed an irrevocable amendment for the termination of the Natal Concession Agreement. Pursuant to the terms of the amendment agreement, upon the execution of a new concession agreement with a new operator, an indemnification payment will be made to ICASGA. On January 18, 2023, the “Tribunal de Contas da União” (TCU), a government-related entity, has given clearance for the government to carry out the tender process for the Natal airport. On February 8, 2023, the tender documents have been published and the auction date was set for May 19, 2023. Subject to the completion of the new tender process, the Company expects to receive a net indemnification payment which, according to the customary timetable of similar processes, it is expected to be paid during the fourth quarter of 2023.

Main Operating and Financial Metrics

For the year ended December 31, 2022, of the approximately 15.7 million total passengers in Brazil, approximately 13.4 million were in the Brasilia Airport and 2.3 million were in the Natal Airport. For the year ended December 31, 2021, of the approximately 12.3 million total passengers in Brazil, approximately 10.5 million were in the Brasilia Airport and 1.8 million were in the Natal Airport. For the year ended December 31, 2020, of the approximately 9.1 million total passengers in Brazil, approximately 7.9 million were in the Brasilia Airport and 1.2 million were in the Natal Airport.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2022		2021		2020
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$89.3	6.5%	$58.4	8.3%	$51.4	8.5%
Number of passengers (in millions)	15.7	24.0%	12.3	34.5%	9.1	36.1%
Air traffic movements (in thousands)	144.6	19.6%	117.9	23.7%	89.4	25.3%

Our Brazil segment had Adjusted EBITDA of U.S.$32.1 million, U.S.$19.0 million and U.S.$(6.5) million, for the year ended December 31, 2022, 2021 and 2020, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$32.1 million, U.S.$19.0 million and U.S.$(6.5) million for the year ended December 31, 2022, 2021 and 2020, respectively.

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

On August 24, 2020, the Natal Airport was qualified to go through the re-bidding process. On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding effective until August 24, 2022 or until the new operator wins the re-bidding, whichever occurs first. On June 2, 2022, the Investment Partnership Program Committee gave a favorable opinion to extend the project’s re-bidding qualification until August 24, 2023. In case the re-bidding remains vacant on or after August 24, 2023, the Brazilian Government could extend the term. In case this term is not extended, the concessionaire will be responsible for continuing with the operation of the airport under the same conditions in place before the amendment.

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

Concession fees: The Brasilia airport is required to pay the ANAC an annual fixed payment. The amount is R$ 90.0 million for 2020, R$180.0 million for the years 2021 through 2031 (for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037), R$ 301.4 million for 2032 and R$270.1 million for the years 2033 through 2037, as well as a variable payment, adjusted by IPCA. Brasilia Airport is also subject to an annual variable payment, equal to: (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to R$422.7 million for the year ended December 31, 2020 and R$448.8 million for the year ended December 31, 2021, and R$469.8 million for the year ended December 31, 2022; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly owned subsidiaries, for annual gross revenues above R$422.7 million for the year ended December 31, 2020, and R$448.8 million or the year ended December 31, 2021 and R$469.8 million or the year ended December 31, 2022, if any. As of December 31, 2022, a 50% of the concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Regarding the concession fee to be paid in 2022, a partial payment of R$81.6 million (equivalent to U.S.$15 million) was made through the application of re-equilibrium credits. To pay the remaining amount of R$172.8 million, ICAB presented on November 21, 2022, an offer of court payment orders to the Ministry of Infrastructure, which is still under analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB will be considered to be in compliance with its obligations.

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

Brazilian airports Ownership Structure

The Brasilia Airport Concession is owned by ICAB, a subsidiary of Inframerica. As of the date of this annual report, we own 99.98% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB. Infraero, a state-owned company affiliated with the Civil Aviation Secretariat of Brazil, is the owner of the remaining 49.0% interest in ICAB.

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

In 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the outstanding shares of Puerta del Sur, the holder of the Carrasco Concession Agreement. The original concession agreement was for a period of 20 years ending in November 2023, which term was extended for an additional period of 10 years, until 2033. In November 2021 we executed an amendment to the Carrasco Concession Agreement extending the concession term for additional 20 years, until 2053 and incorporating the Uruguay New Airports to the scope of the concession

Main Operating and Financial Metrics

For the year ended December 31, 2022, of the approximately 1.4 million total passengers in Uruguay, approximately 1.3 million were in the Carrasco Airport and 119.5 thousand were in the Punta del Este Airport. For the year ended December 31, 2021, of the approximately 0.5 million total passengers in Uruguay, approximately 0.5 million were in the Carrasco Airport and 25.4 thousand were in the Punta del Este Airport. For the year ended December 31, 2020, of the approximately 0.6 million total passengers in Uruguay, approximately 0.5 million were in the Carrasco Airport and 0.1 million were in the Punta del Este Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2022(1)		2021(2)		2020(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$105.3	7.6%	$51.3	7.3%	$58.3	9.6%
Number of passengers (in millions)	1.4	2.2%	0.5	1.4%	0.6	2.4%
Air traffic movements (in thousands)	27.9	3.8%	17.8	3.6%	13.0	3.7%
(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.5 million.
(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.8 million.
(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.1 million.

Our Uruguay segment had Adjusted EBITDA of U.S.$35.3 million, U.S.$13.7 million and U.S.$16.3 million for the year ended December 31, 2022, 2021 and 2020, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$35.3 million, U.S.$13.7 million and U.S.$16.3 million for the year ended December 31, 2022, 2021 and 2020, respectively.

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

PdS and CAISA Ownership Structure

We own 100% of Puerta del Sur, the holder of the Carrasco Concession Agreement, which incorporated the Uruguay New Airports, and 100% of CAISA, the holder of Punta del Este Concession Agreement.

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

Main Operating and Financial Metrics

The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31,(1)
	2022		2021		2020
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$96.2	7.0%	$65.2	9.2%	$49.7	8.2%
Number of passengers (in millions)	4.2	6.4%	2.5	7.0%	1.5	6.1%
Air traffic movements (in thousands)	77.0	10.4%	55.9	11.2%	41.6	11.8%
(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2022, 2021 and 2020. The revenue information for the years ended December 31, 2022, 2021 and 2020 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2022, 2021 and 2020, our Ecuador segment had Adjusted EBITDA of U.S.$29.0 million, U.S.$16.1 million and U.S.$1.3 million, respectively and Adjusted EBITDA excluding Construction Services of U.S.$29.0 million, U.S.$16.1 million and U.S.$1.3 million, respectively.

Ecuadorian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Ecuador—The Guayaquil Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Galápagos Concession Agreement.”

Term: The Guayaquil Concession Agreement was executed in 2004. TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the COVID-19 pandemic and its effects through time. Pursuant to this amendment, TAGSA was compensated for the losses, suffered from March 17, 2020, through December 31, 2020, by a two-year extension, ending July 31, 2031. The Eighth Amendment of the Concession Agreement sets forth a compensation procedure for the following years starting in 2021, taking into consideration that the effects of the COVID-19 pandemic remain.

Concession fee: TAGSA is required to pay an annual concession amount equal to 50.25% of the aggregate gross revenue from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport, for 2022,  and will be 50.25% until the economic-financial equilibrium is fully reestablished.

Tariff adjustment: The Ecuadorian concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Guayaquil Concession Agreement, considering a combination between domestic and US inflation rate.

Capex commitments: as a result of the concession extension, the Guayaquil Concession Agreement includes an obligation to execute new works and investments that will culminate in the year 2024, for a total reference amount of U.S.$32.2 million, of which U.S.$24.2 million were already invested as of December 31, 2022.

The Galápagos Concession Agreement expires in 2026. Ecogal is still in the negotiation process with the DGAC to obtain the economic-financial equilibrium of the concession agreement.

TAGSA and ECOGAL Ownership Structure

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport, and 99.9% of ECOGAL, which operates and maintains the Galapagos Airport.

Armenia

In Armenia we operate the only two airports for scheduled commercial flights in Armenia: the Zvartnots Airport, located in the capital city of the country, and the Shirak Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2022, of the approximately 3.7 million total passengers in Armenia, approximately 3.6 million were in the Zvartnots Airport and 0.05 million were in the Shirak Airport. For the year ended December 31, 2021, of the approximately 2.4 million total passengers in Armenia, approximately 2.3 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2020, of the approximately 0.8 million total passengers in Armenia, approximately 0.8 million were in the Zvartnots Airport and 0.04 million were in the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2022		2021		2020
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$207.5	15.1%	$98.4	13.9%	$39.4	6.5%
Number of passengers (in millions)	3.7	5.6%	2.4	6.7%	0.8	3.3%
Air traffic movements (in thousands)	35.2	4.8%	21.3	4.3%	10.2	2.9%

For the years ended December 31, 2022, 2021 and 2020, our Armenia segment had Adjusted EBITDA of U.S.$68.9 million, U.S.$44.3 million and U.S.$5.5 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$68.8 million, U.S.$44.1 million and U.S.$5.4 million, respectively.

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

●	For the transfer of the interest in AAP, the Company received U.S.$5 thousand, while it committed to make a payment to Andino Investment Holding S.A. for assumed liabilities and future capital expenditures commitments of AAP amounting to U.S.$17.2 million, which, as of the date of this annual report, have already been paid in full.
●	The Company issued the following guarantees: three standby letters of credit with Morgan Stanley for a total amount of U.S.$2.25 million, U.S.$0.5 million and U.S.$0.1 million, respectively, to guarantee concession contract fulfilment, works to be performed and equipment and an irrevocable first demand guarantee letter in the amount of U.S.$5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) related to a loan entered by AAP.
●	In December 2022, after the Company paid to Andino the agreed payment for assumed obligations and future capital expenditures commitments, all of the abovementioned guaranties were lifted or replaced.

Main Customers

Main Aeronautical Customers

For the year ended December 31, 2022 our main aeronautical customers were Aerolíneas Argentinas Group, LATAM Group, Copa, Gol Transportes Aereos, American Airlines, Avianca Group, Iberia Lineas Aereas Espana, Ryanair Ltd., and FB Líneas Aéreas S.A. For the years ended December 31, 2022, 2021 and 2020, the aeronautical revenue received from Aerolineas Argentinas Group totaled U.S.$96.6 million, U.S.$22.9 million and U.S.$29.5 million, respectively, representing 15.8%, 8.7% and 13.4%, respectively, of our total consolidated aeronautical revenue. In the years ended December 31, 2022, 2021 and 2020 aeronautical revenue received from LATAM Group totaled U.S.$66.0 million, U.S.$26.6 million and U.S.$41.5 million, respectively representing 10.8%, 10.1% and 18.9%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2022, 2021 and 2020, based on the total amount of aeronautical revenue.

	For the Year Ended December 31,
	2022		2021		2020
		% of Total		% of Total		% of Total
Main Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical
Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Aerolíneas Argentinas Group(1)	96.6	15.8%	22.9	8.7%	29.5	13.4%
LATAM Group	66.0	10.8%	26.6	10.1%	41.5	18.9%
Copa	44.1	7.2%	19.7	7.5%	8.9	4.0%
American Airlines	32.3	5.3%	22.0	8.4%	12.4	5.6%
Gol Transportes Aéreos	31.8	5.2%	8.9	3.4%	15.4	7.0%
Iberia Lineas Aereas España	24.4	4.0%	11.2	4.3%	7.3	3.3%
Avianca Group	24.1	4.0%	8.6	3.3%	8.4	3.8%
Ryanair Ltd	18.9	3.1%	11.2	4.3%	8.1	3.7%
FB Líneas Aereas S.A	16.8	2.8%	1.7	0.6%	1.6	0.7%
Others	254.8	41.8%	130.0	49.5%	86.9	39.5%
Total	609.8	100.0%	262.8	100.0%	220.0	100.0%
(1)	See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.”

Main Commercial Customers

For the year ended December 31, 2022, our main commercial customers were Dufry and Flyone Armenia. In the year ended December 31, 2022, amounts invoiced by us to Dufry totaled U.S.$68.7 million and amounts invoiced by us to Flyone Armenia totaled U.S.$13.1 million, representing 11.2% and 2.1%, respectively, of our total consolidated commercial revenue.

For the year ended December 31, 2021, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas. In the year ended December 31, 2021, amounts invoiced by us to Dufry totaled U.S.$27.3 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$12.3 million, representing 7.5% and 3.4%, respectively, of our total consolidated commercial revenue.

For the year ended December 31, 2020, our main commercial customers were Dufry and Grupo Aerolíneas Argentinas. In the year ended December 31, 2020, amounts invoiced by us to Dufry totaled U.S.$17.7 million and amounts invoiced by us to Grupo Aerolíneas Argentinas totaled U.S.$9.5 million, representing 6.8% and 3.7%, respectively, of our total consolidated commercial revenue.

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

The following table sets forth our main commercial services providers for the years ended December 31, 2022, 2021 and 2020, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2022		2021		2020
		% of Total		% of Total		% of Total
Main Commercial	(in millions	Commercial	(in millions	Commercial	(in millions	Commercial
Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Dufry	68.7	11.2%	27.3	7.5%	17.7	6.8%
Flyone Armenia	13.1	2.1%	0.1	0.0%	0.0	0.0%
Red Wings	12.5	2.0%	0.5	0.1%	0.7	0.3%
Aerolineas Argentinas Group	11.2	1.8%	12.3	3.4%	9.5	3.7%
JSC Azimuth Airlines	9.9	1.6%	0.4	0.1%	0.2	0.1%
GTK Russia State Transport Company	9.1	1.5%	0.2	0.1%	0.0	0.0%
Aeroflot Group	9.0	1.5%	5.0	1.4%	3.2	1.2%
Priority Pass	7.1	1.2%	3.0	0.8%	1.4	0.5%
Aircompany Utair OJSC	6.5	1.1%	0.1	0.0%	0.4	0.1%
Others	465.4	76.0%	313.2	86.6%	226.6	87.3%
Total	612.5	100.0%	362.1	100.0%	259.7	100.0%

Environmental, Social and Governance (ESG)

CAAP qualifies as a “large undertaking” on a stand-alone basis and as a “parent undertaking” of a large economic group as defined in the Corporate Sustainability Reporting Directive (“CSRD”) adopted by the European Commission. Thus, we are subject to the reporting obligations set forth under the CSRD. The legal reporting obligations under the CSRD, include, among others:

●	provide information on the Company and its subsidiaries’value chain impact on sustainability matters as well as how sustainability matters affect the Company and its subsidiaries’value chain, development, performance and position, according to the European Sustainability Reporting Standards (“ESRS”); and
●	obtain from the Company’s statutory auditor an opinion, based on a limited assurance engagement, on the compliance of the Company’s consolidated sustainability reporting pursuant to the requirements set forth in the CSRDand the ESRS among others.

Once the CSRD becomes enforceable in Luxembourg, the Company will fall within the “second tranche” of companies that will need to report in line with the final ESRS. This means that the Company will have to report in line with the ESRS and CSRD requirements for the first time in 2026, for the financial year ending on December 31, 2025.

A dual “materiality” and “taxonomy” analysis (as determine by the CSRD) is currently being performed in accordance with a road map approved by the Company. Once such analysis is completed, the Company will adjust and validate a list of “ESG KPIs” to be in line with the Company’s business.

Moreover, the Company is currently implementing, or intend to implement in the near future, the following steps:

●	conduct a gap assessment analysis;
●	set-up a strategy to implement internal processes to assure compliance at a consolidated level and allocate responsibilities across the group entities and teams; and

provide regular sustainability and ESG related trainings to board members, executive teams and persons responsible for collecting sustainability-related information across the Company.

Regulatory and Concessions Framework

Introduction

As of December 31, 2022, we hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year original term. It was extended for additional 10 years on December 17, 2020 (ending February 13, 2038).

	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year original term (ending October 24, 2021). It was extended until 2026.

	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.

Italy	Pisa Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending December 7, 2048).

	Florence Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending February 10, 2045).

Brazil	Natal Concession Agreement	Brazilian ANAC	28-year term (ending January 24, 2040). An amendment to terminate the Natal Concession Agreement was executed in August 2020.

	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.

Uruguay	Carrasco Concession Agreement and	Defense Ministry	Extension recently executed. Concession set to terminate on November 20, 2053).

	Punta del Este Concession Agreement	Defense Ministry	40-year term (ending March 31, 2033).

Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	27-year and 5-month term (ending July 27, 2031).

	Galapagos Concession Agreement	DGAC; STAC	15-year term (ending July 6, 2026)

Armenia	Armenian Concession Agreement	Armenian Ministry of Territorial Administration and Infrastructure, CAC	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	“Aeroparque “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto Internacional de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Paraná, “General Urquiza”	Paraná	National	I
17.	Aeropuerto de Posadas, “Libertador General D. José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Río Cuarto, “Área de Material”	Las Higueras	National	II
22.	Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	Río Gallegos	International	I
23.	Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	Río Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “Tte. Benjamín Matienzo”	San Miguel de Tucumán	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	El Palomar	International	I
35.	Aeropuerto de Neuquén, “Presidente Perón”(2)	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”(2)	Bahía Blanca	National	I
37.	Aeropuerto Termas de Río Hondo (3)	Termas de Río Hondo	National	I
(1)	The category determines the maximum fees we may charge. See in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement” the “Passenger Use Fees,” “Landing Fees,” and “Parking Fees.”

(2)	In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport and the Bahia Blanca Airport which are not subject to the AA2000 Concession Agreement. These airports are subject to Province of Neuquén and Municipality of Bahia Blanca regulations as well as to the ORSNA resolutions, respectively. See “—Other Airports we operate in Argentina.”
(3)	Pursuant to ORSNA’s Resolution No. 27/2021, the Termas de Río Hondo Airport has also been incorporated into the AA2000 Concession Agreement.

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

In 2012, pursuant to an agreement between AA2000 and the Province of Santiago del Estero, we began operating Termas de Río Hondo Airport, which pursuant to ORSNA’s Resolution No 27/2021 has also been incorporated into the AA2000 Concession Agreement. See “-Other Airports we Operate in Argentina.”

On December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree No. 1107/2017 and Resolution No. 894/2018 of the Ministry of Transportation. As of the date of this annual report, the El Palomar Airport has no operations due to the lack of sanitary prevention facilities and measures. As of the date of this annual report, we operate 35 airports under the AA2000 Concession Agreement.

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

Term

The AA2000 Concession Agreement was for an initial period of 30 years through February 13, 2028. However, in December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020 (the “Technical Conditions of the Extension”) see “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement— The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments”). This extension was part of an agreement entered with the ORSNA with an aim to mitigate the impact of the COVID-19 pandemic in our operations and further includes our commitment to incremental capital expenditures as discussed below in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension.” The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall have to expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

Technical Conditions of the Extension

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 13, 2038. Pursuant to the Technical Conditions of the Extension, AA2000 required to comply with the following commitments:

●	assign funds equal to U.S.$132 million as direct investment to complete works pending for the years 2020 and 2021;
●	do its best efforts to secure, before December 31, 2021, funding, to enable AA2000 to have an early inflow of up to (a) U.S.$85 million in the “Trust Fund for Works of Group A of Airports of the National Airport System;” and (b) U.S.$124 million in the “Additional Fund for Substantial Investments in Group A of Airports;”
●	secure availability of funds, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, for an aggregate amount of U.S.$406.5 million (VAT included), which must be applied to: (a) works considered as direct investment, to be carried out, preferably, during the years 2022 and 2023; and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022; and
●	make direct investments for U.S.$200 million (VAT included) between the years 2024 and 2027, at an annual average of U.S.$50 million (VAT included), provided that this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period. We have filed the Technical Conditions of the Extension as exhibit to the annual report on Form 20-F for the year ended December 31, 2020 and filed on April 9, 2021. Although this document is available to the public in Argentina, we are filing it in English as an exhibit to this annual report for ease of reference to our investors.
●	Pursuant to the Technical Conditions of the Extension, AA2000 agreed to do its best efforts to obtain financing the Development Trust in connection with the investments in the Argentine National Airport System, which are determined by the ORSNA. As of the date of this annual report, AA2000 is conducting the necessary arrangements to obtain the committed leverage for the Development Trust. As of the date of this annual report, AA2000 is conducting the necessary arrangements to obtain the committed leverage for the Development Trust.

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

In September 2021,  pursuant to Resolution No. 60/2021 the ORSNA extended to December 2022 the financial obligations and the availability of funds commitment originally established for March 2022 (mentioned in point (iii) above) based on the material adverse effects that COVID-19 pandemic has had on air traffic, provided AA2000 shall not pay dividends until securing such availability of funds.

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

Additionally, ORSNA extended from October 2021 to December 2022 the term to start the payment of the agreed installments under the refinancing agreement signed in October 2020 in relation to the contributions corresponding to (i) the Specific Allocation of Revenue for the period between March and October 2020; (ii) the “Trust Fund for Works of 2012 Project” for the period between December 2019 and October from 2020; and (iii) the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” for the period between March and October 2020.

On March 30, 2022, AA2000 informed the ORSNA that it had available funds in the amount of U.S.$413.7 million within the framework of its financial program that combines cash availability and commitments of financial entities and requested to the regulator to declare fulfilled the commitment of availability of funds in the amount of U.S.$406.5 million for its application to the Mandatory Capex Program (including the redemption of the preferred shares) according to the provisions by the Technical Conditions of the Extension and the ORSNA Resolution No. 60/2021.

On May 10, 2022, ORSNA issued Note No. NO-2022-46520010-APN-ORSNA through which it informed AA2000 that, having reviewed the accounting certification filed by AA2000 on March 30, 2022, it could be determined that such certification effectively reflected an amount greater than U.S.$406,500,000 according to the stipulations of ORSNA Resolution 60/21. Likewise, ORSNA highlighted that AA2000 is obliged to apply said funds to carry out the infrastructure works and improvement of airport services in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021.

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

Pursuant to the provisions of the Technical Conditions of the Extension, the exclusivity established by the AA2000 Concession Agreement was maintained. However, the exclusivity with respect to certain areas of influence, outside the city of Buenos Aires which includes the Ezeiza, Aeroparque, San Fernando and El Palomar airports, was cancelled.

Finally, it is excluded from both the exclusivity as well as from the area of influence, the metropolitan area of Buenos Aires, Argentina, which includes the Ezeiza, Aeroparque, San Fernando and El Palomar Airports regarding future infrastructure airport projects when due to its characteristics of such project it cannot be financed and operated by AA2000.

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

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. The amount of the guarantee is to be kept constant during the term of the AA2000 Concession Agreement. In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to LIBOR plus 2.0% from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond which currently amounts to AR$3,498,412,698.41 and will be renewed on an annual basis.

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of U.S.$130,000,000 to comply with our obligation for 2023.

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

Collateral Assignment of Revenue

We may collaterally assign revenue derived from the concession, in order to obtain the necessary resources for the fulfillment of our obligations. Such assignment cannot affect the Specific Allocation of Revenue, as defined in the AA2000 Concession Agreement and described in “—Specific Allocation of Revenue,” or the resources foreseen for the financing of the investment plan detailed in the Final Memorandum of Agreement. In addition, collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of the funds thereunder is audited by the Argentine Government and/or by a consulting firm hired for such purpose that is satisfactory to the Argentine Government. Such collateral assignment must be previously authorized by a resolution of the ORSNA, which is responsible for the auditing of the application of the funds. On January 17, 2017, April 24, 2020, and October 15, 2021 the ORSNA issued Resolutions No. 1/2017, No. 21/2020 and No. 66/2021, pursuant to which it authorized the collateral assignment of revenue under the international passenger use tariff for an amount equal to U.S.$400 million for the benefit of, and pari passu among, the Argentine Notes, the Argentine Additional Notes and the Argentine 2021 Notes as long as, after such assignment, AA2000 would have sufficient funds to cover basic operating costs, except in the case of the New Money 2021 Notes and the Class 5 Notes, which are subordinated to the Argentine 2021 Notes, the Argentine Notes and the Argentine Additional Notes (the “Tariff Trust”) On August 8, 2019, August 18, 2020, March 16, 2021, June 17, 2021 and October 15, 2021, the ORSNA issued Resolutions Nos. 61/2019, 57/2020, 2/2021, 3/2021 and 66/2021 pursuant to which it authorized the collateral assignment for the benefit of, (x) pari passu among, each of the lenders under the Credit Facilities and the holders of the New Money 2021 Notes and the Class 5 Notes, and (y) the Argentine 2021 Notes, in this case subordinated to the creditors detailed in (x), of (i) certain collection rights of AA2000 vis-a-vis Terminal de Cargas Argentinas S.A. (business unit of AA2000), excluding 15% of the revenues under the AA2000 Concession Agreement, (ii) any residual rights AA2000 could be entitled to receive as final beneficiary (fideicomisario) to and under (but none of its obligations under or relating to) the AA2000 Concession Agreement, contracts and applicable laws in respect to the rights to receive payments in the event of termination, expropriation or redemption of the AA2000 Concession Agreement, including the right to receive and withhold payment pursuant thereto, which have been transferred and assigned in trust to the Tariff Trust; (iii) the residual rights, as beneficiary or final beneficiary (fideicomisario), of AA2000 under the Tariff Trust exclusively relatively to the non-assigned portion of such assets net of the amounts destined to fund the Series 2021 Offshore Reserve Account (the “Cargo Trust”). Once the Argentine Notes, the Argentine Additional Notes and the Argentine 2021 Notes are cancelled in full, AA2000 will amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine 2021 Notes become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries become secured by the Tariffs Trust on a pro rata pari passu basis with the Argentine 2021 Notes. Pursuant to Resolution No. 66/2021 the ORSNA authorized the amendment and restatement of the Tariff Trust and the Cargo Trust.

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

In January 2019, the Argentine Government issued Decree No. 49/2019 entitling the ANAC to grant licenses to third parties to provide ramp services and to approve the fees of such services. In December 2021, the referred decree was abrogated by virtue of Decree No. 879/2021. According to the Technical Conditions of the Extension, Intercargo maintains the concession of ground handling services, and shall thus pay AA2000 the agreed fees and prices. If the Argentine Government decides to terminate, cancel or conclude the concession contract for the service rendered by Intercargo, the concession for such services shall be transferred to AA2000, who shall render the services on its own or through a third party or parties hired for that purpose.

In addition, in accordance with the provisions of the Technical Conditions of the Extension, we waived all the claims we filed against the Argentine ANAC and the ORSNA in connection with the Resolution No. 421/2011, under which the Argentine ANAC approved a new fee structure for the services rendered by Intercargo.

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

Pursuant to the Technical Conditions of the Extension, AA2000 is obliged to comply with the following investment commitments (among other obligations assumed by AA2000, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension”):

●	to assign a volume of funds amounting to U.S.$132 million as direct investment to complete 2020 and 2021 ongoing works, of which around U.S.$55 million were already paid by December 31, 2020. AA2000 complied with such obligation;
●	to have, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, availability of funds for an aggregate amount of U.S.$406.5 million (including VAT), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022; and
●	to make direct investments for U.S.$200 million (including VAT) between the years 2024 and 2027, at an average of U.S.$50 million (including VAT) a year (this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period).

The amount of capital expenditures for the 2028-2038 period will be established by the ORSNA according to the operating needs of the aeronautical system and the equilibrium of the AA2000 Concession Agreement. In addition, the Technical Conditions of the Extension includes as an exhibit the indicative Financial Projection of Income and Expenses up to the year 2038 (calculated in December 2019 values).

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

On March 30, 2022, AA2000 informed the ORSNA that it had available funds in the amount of U.S.$413.7 million within the framework of its financial program that combines cash availability and commitments of financial entities and requested to the regulator to declare fulfilled the commitment of availability of funds in the amount of U.S.$406.5 million for its application to the Mandatory Capex Program (including the redemption of the preferred shares) according to the provisions by the Technical Conditions of the Extension and the ORSNA Resolution No. 60/2021.

On May 10, 2022, ORSNA issued Note No. NO-2022-46520010-APN-ORSNA through which it informed AA2000 that, having reviewed the accounting certification filed by AA2000 on March 30, 2022, it can be determined that such certification effectively reflected an amount greater than U.S.$406,500,000 according to the stipulations of ORSNA Resolution 60/21. Likewise, ORSNA highlighted that AA2000 is obliged to apply said funds to carry out the infrastructure works and improvement of airport services.

Considering the foregoing, AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably within 2022 and 2023, and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.

The Company is currently executing the infrastructure works in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021.

As of December 31, 2022, we have invested AR$75 million (VAT included) (at values corresponding to December 2019). Our capital expenditures for the year ended December 31, 2022 are currently under review by the ORSNA. See “Item 3 Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.”

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

Economic Equilibrium

The Technical Conditions of the Extension sets forth financial projections (“Financial Projection of Income and Expenses”) of our income, operational expenses, investment obligations and the procedure for paying balances and mutual claims for the period January 1, 2006 through February 13, 2038 (expressed in December 2019 values). The “economic equilibrium” derives from, and is determined in accordance with, the Financial Projection of Income and Expenses which establishes fund flows for each year during the AA2000 Concession Agreement. Under the AA2000 Concession Agreement, the ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. During each annual review, amounts previously included in the Financial Projection of Income and Expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation for such year in accordance with a formula set forth in the Final Memorandum of Agreement, in order for the Financial Projection of Income and Expenses to be restated in constant values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession Agreement which, together with our past results of operations, may result in an economic equilibrium. The three principal factors that determine economic equilibrium are the payments we make to the Argentine Government, the fees we charge for aeronautical services (such as passenger use fees and aircraft landing and parking fees) and the investments that we are required to make under the AA2000 Concession Agreement. The ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. The only factors that have been adjusted in the past have been the fees that we are permitted to charge for aeronautical services and the additional investment commitments. The AA2000 Concession Agreement contemplates annual revisions to be made during March of each year. All changes to the projections are contemplated to be effective as of April 1 of the same year, although as of the date of this annual report, the yearly adjustments for 2019, 2020, 2021 and 2022 were not yet effective.

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

Since 2009, the ORSNA has reviewed the Financial Projection of Income and Expenses nine times and has issued resolutions in respect of each such revision, the last of which was issued in 2019. Pursuant to Resolution No. 92/2019, the ORSNA retroactively approved the Financial Projection of Income and Expenses for the period of 2017, according to the following rules:

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

In line with the provisions of the Technical Conditions of the Extension (see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension” above), Resolution No. 4/2021 of the ORSNA was published in the Official Gazette. The referred resolution establishes the following:

●	an increase of U.S.$6 (from U.S.$51 to U.S.$57) in the international passenger fee for travelers departing from AA2000 airports. This tariff increase became effective on January 14, 2021, for flights as of March 15, 2021;

●	domestic passenger fees remain unchanged until the end of 2021 (being applicable the fees approved by Resolution No. 93/2019);
●	aircraft fees remain unchanged for both domestic and international air operators (being applicable the provisions of Resolution No. 92/2019); and
●	On December 29, 2021, the ORSNA issued Resolution No. 83/2021 by virtue of which it approved an increase of the domestic passenger use of AR$419, from AR$195 to AR$614, for flights departing from Category I Airports. The increase is in force as from January 1, 2022 for flights tickets issued as from March 1, 2022. In December 2022, the ORSNA issued Resolution No. 98/2022 by virtue of which a new increase of the fee for the domestic passenger use was approved, establishing a fee of AR$1,100 effective as of January 2023.

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

The preferred shares will be considered part of the shareholder’s equity of AA2000 so long as they are not redeemed by us. The debts and commitments are reflected in our Audited Combined Consolidated Financial Statements. In March 2022, the shareholders approved the redemption of the preferred shares.

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

Pursuant to ORSNA Resolutions Nos. 10/09, 126/11, 117/12, 45/14, 168/15, 168/15 101/16, 92/2019, 04/2021 and 83/21 airlines that pay aircraft landing fees on time benefit from a discount pursuant to which such airlines pay fees equivalent to 70.0% of the international aeronautical fees set forth in Annex II of the Final Memorandum of Agreement, irrespective of the fees set forth in each of such resolutions. As of the date of this annual report, the discount entails a 48.42% effective discount on landing fees, and a 42.78% effective discount on parking fees.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2022 (except for domestic flights which are effective as from January 27 2023, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights	U.S.$	57.00	U.S.$	37.97	U.S.$	39.66	U.S.$	39.66
Domestic flights	AR$	1,100.00	AR$	767.00	AR$	672.00	AR$	672.00

Regional passenger use fees are a variation of the international flight passenger use fees and are applied only to international flights which cover a distance of less than 300 kilometers (187.5 miles), including international flights between the City of Buenos Aires and Uruguay. Regional passenger use fees are set at U.S.$25.16.

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

International Flights

	Airport Category
	I	II	III	IV

	(U.S.$per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	—	—
> 170 tons	9.76	—	—	—
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night airfield lightning	30%	30%	30%	30%

Domestic Flights

	Airport Category
	I	II	III	IV

	(AR$per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	—
81 – 170 tons	1.26	0.88	—	—
> 170 tons	1.47	—	—	—
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night airfield lightning	30%	50%	30%	30%

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

International Flights

	Airport Category
	Ezeiza/
	Aeroparque	I	II	III	IV

	(U.S.$per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	3.84	1.92	1.43	1.12	1.12
Minimum fee	55.46	36.99	13.18	13.18	13.18
12 – 80 tons	0.34	0.17	0.13	0.10	0.10
81 – 170 tons	0.48	0.20	0.14	0.11	—
> 170 tons	0.98	0.22	0.14	—	—
Minimum fee	7.33	4.89	2.44	2.44	2.44

Domestic Flights

	Airport Category
	Ezeiza/
	Aeroparque	I	II	III	IV

	(AR$per ton per hour or fraction)
Aircraft weight (tons)
5 – 12 tons	4.45	2.65	2.1	1.6	1.05
Minimum fee	124.44	81.9	51.9	37.8	23.64
12 – 80 tons	0.85	0.50	0.40	0.30	0.20
81 – 170 tons	1.15	0.65	0.50	0.40	—
> 170 tons	1.50	0.85	0.60	—	—
Minimum fee	39.5	26.00	16.50	12.00	7.50

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

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes due 2027, the Argentine Additional Notes, the Argentine 2021 Notes and the Credit Facilities.

Buy-out of the AA2000 Concession Agreement

Under Argentine public law, the Argentine Government has the right to buy out or otherwise terminate concessions, including the AA2000 Concession Agreement, at any time if such buy out or termination is made in the public interest. Under the terms of the AA2000 Concession Agreement, the Argentine Government has agreed not to buy-out our concession rights before February 13, 2018. After February 13, 2018, the Argentine Government has the option to buy out the concession if such buy out is made for public interest reasons. If the Argentine Government elects to buy out the AA2000 Concession Agreement, it is required to indemnify us in an amount equal to the value of the aeronautical investments we have made that have not been amortized as of the time of the buy-out, multiplied by 1.10 plus the value of all other investments made that have not been amortized. The Argentine Government will not indemnify us for investments not foreseen in our investment plan, investments that have not been authorized by the ORSNA or for lost revenue. In addition, the Argentine Government must assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan (such as the issuance of the Argentine Notes, the Argentine Additional Notes and the Argentine 2021 Notes) for which we would be compensated as part of the indemnification to us by the Argentine Government. However, in accordance with section 30.4 of the Final Memorandum of Agreement, while a collateral assignment of revenue that is made into a trust remains in effect, we will have no right to indemnification for the investments secured by the relevant collateral assignment.

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes, the Argentine Additional Notes, the Argentine 2021 Notes and the Credit Facilities

In addition, in case the Argentine Government elects to buy out the AA2000 Concession Agreement, it is our understanding that the economic equilibrium of the concession needs to be met since the beginning of the concession until the date of the termination.

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

Termination of the AA2000 Concession Agreement shall be deemed a default under the Argentine Notes, the Argentine Additional Notes 7, the Argentine 2021 Notes and the Credit Facilities.

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

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government. The collateral assignment of revenue must be previously authorized by a resolution of the ORSNA. On January 17, 2017 April 24, 2020, and October 15, 2021 the ORSNA issued Resolutions No. 1/2017, 21/2020, and No. 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenue established by the Tariff Trust for the benefit of, and pari passu among, the Argentine Notes, the Argentine Additional Notes and the Argentine 2021 Notes, as long as, after such assignment, AA2000 would have sufficient funds to cover basic operating costs, except in the case of the New Money 2021 Notes and the Class 5 Notes, which are subordinated to the Argentine 2021 Notes, the Argentine Notes and the Argentine Additional Notes. On August 8, 2019, August 18, 2020, March 16, 2021, June 17, 2021, and October 15, 2021, the ORSNA issued Resolutions Nos. 61/2019, 57/2020, 2/2021, 3/2021 y 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenues and rights established by the Cargo Trust for the benefit of: (i) pari passu among each of the lenders under the Credit Facilities and the holders of the New Money 2021 Notes and the Class 5 Notes, and (ii) the Argentine 2021 Notes, in this case subordinated to the creditors detailed in (i). Once the Argentine Notes, the Argentine Additional Notes and the Argentine 2021 Notes are cancelled in full, AA2000 will amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine 2021 Notes become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries become secured by the Tariffs Trust on a pro rata pari passu basis with the Argentine 2021 Notes. Pursuant to Resolution No. 66/2021 the ORSNA authorized the amendment and restatement of the Tariff Trust and the Cargo Trust. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Collateral Assignment of Revenue.”

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

Under the Development Trust, the following trust funds were established:

●	“Trust Fund to Study, Control and Regulate the Concession,” consisting of the assignment in trust of 1.25% of AA2000’s total revenues, which shall be designated to carry out studies on the control and regulation of the concession as required by the ORSNA;

●	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” consisting of Allocated Revenues under the Mutual Claim Settlement Procedure, which shall be designated to pay the amount of AR$195.0 million plus interest at a 2% annual rate, owed to the Argentine Government according to the provisions set forth in the Final Memorandum of Agreement. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” In turn, such funds shall be used in connection with infrastructure projects at airports of the Argentine National Airport System not operated by us;
●	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,” consisting of the assignment in trust of 11.25% of AA2000’s total revenues, 70.0% of which is to be contributed to finance infrastructure airport works and to improve the services provided in airports of the Argentine National Airport System and 30.0% of which is to be contributed directly to ANSES;
●	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” consisting of the assignment in trust of 2.5% of AA2000’s total revenues derived from services under the AA2000 Concession Agreement, which shall be designated to finance works included in each five-year investment plan;
●	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” consisting of the assignment in trust of 100% of the amounts deriving from specific charges and tariff increases that may be set in the future, net of collection expenses, which shall be designated to finance airport infrastructure works as it shall be detailed in the regulations under which such specific tariff and charges are created. Pursuant to Resolutions No. 118/12, as amended, and 45/14, the ORSNA created two specific trust funds: (a) “Trust Fund for Works of 2012 Project” and (b) “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” Under these trusts, after giving effect to the Specific Allocation of Revenue detailed above, we must assign: (1) 100% of the difference between the increase of the passenger use fee approved by the ORSNA for the 2011–2012 period, in comparison with the fees in effect as of 2010, for the “Trust Fund for Works of 2012 Project,” until we finished the works under 2012 investment plan or the expiration of a 30-year period, whichever occurs first; and (2) 10.72% of the passenger use fees approved by the ORSNA for the 2011–2012 revision period, for the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” (which include works that were not previously specified in the AA2000 Concession Agreement, nor in the Final Memorandum of Agreement), until the expiration of the concession or the expiration of a 30-year period, whichever occurs first. AA2000 transferred funds to the “Trust Fund for Works of 2012 Project” required to complete the works of the 2012 investment plan. In October 2020, AA2000 reached an agreement with the ORSNA to refinance the payment of the contributions corresponding to the period elapsed between December 2019 and October 2020, payable in twelve monthly installments from October 2021, deferred to December 2022 due to the COVID-19 pandemic impact. Contributions accrued as of November 2020 will be integrated by the Assignment of Aerolíneas Argentinas Credit, authorized by the ORSNA. The Assignment of Aerolíneas Argentinas Credit was approved by the Ministry of Transportation and AA2000 has notified the Assignment of Aerolíneas Argentinas Credit to Aerolíneas Argentinas (as assigned debtor) and Banco de la Nación Argentina (as trustee of the Development Trust). See “—Contributions to the Development Trust.” By virtue of Resolution No. 89/2021, dated December 30, 2021, the ORSNA ordered the closure of the “Trust Account of Trust Fund for Works of 2012 Project”. In said resolution the ORSNA established that (i) the works in progress and those still pending implementation within the framework of said projects should be funded with the funds of the “Trust Fund for the Reinforcement of Significant Works in Airports under the AA2000 Concession Agreement”, created by Resolution No. 45 of March 31, 2014; and (ii) the funds deposited in the “Trust Account of Trust Fund for Works of 2012 Project” as well the funds owed by AA2000 (as detailed above), will be transferred to the “Trust Account of the Trust Fund for the Reinforcement of Significant Works in Airports under the AA2000 Concession Agreement”.

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

The Development Trust provides that we may pay the amounts in cash payable to the Development Trust through the assignment of credits owed to us originated in aeronautical services and/or commercial services within the AA2000 Concession Agreement, subject to the ORSNA’s prior authorization. In light of this, in February 2021, AA2000 requested authorization to the ORSNA to implement the agreement reached with Aerolíneas Argentinas under which AA2000 will assign to the Development Trust the credit against Aerolíneas Argentinas and Austral Líneas Aéreas for the aggregate amount of AR$120 million and U.S.$36 million corresponding to the debt owed by these companies as of March 31, 2020 (the “Assignment of Aerolíneas Argentinas Credit”). On July 21, 2021, AA2000 sent the ORSNA a detailed allocation of the assigned credit to the different accounts of the Development Trust. The amounts assigned to the Development Trust will be allocated to cancel (i) the 2020 Specific Allocation of Revenue outstanding as of November 2020; and (ii) the amounts owed by AA2000 under the “Trust Fund for Works of 2012 Project” and the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” On April 5, 2022, the Ministry of Transportation took the planned intervention. On June 14, 2022, the ORSNA notified AA2000 that the Ministry of Transportation approved the Assignment of Aerolíneas Argentinas Credit. As of the date of this annual report, AA2000 has notified the Assignment of Aerolíneas Argentinas Credit to Aerolíneas Argentinas, as assigned debtor, and Banco de la Nación Argentina, as trustee under the Development Trust. In addition, AA2000 received a payment in cash from Aerolíneas Argentinas, for an amount AR$1,699,115,182.72, and is conducting negotiations with Aerolíneas Argentinas to settle the outstanding debt.

Other Airports we Operate in Argentina

In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport and the Bahía Blanca Airport.

In 2001, the Government of the Province of Neuquén together with the ORSNA awarded to us the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which was set to expire in 2021. By virtue of Decree No. 1820/2021, issued by the Executive Branch of the Province of Neuquén, the concession was extended for an additional term of five years, elapsing in 2026. In 2008, the Municipality of Bahia Blanca together with the ORSNA awarded to us the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire in 2033. Both concession agreements provide the possibility of extension upon approval. The Neuquén Airport and the Bahía Blanca Airport are not material to our business.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January  2023, under the Pisa Concession:

	2023 (1)
	(in Euros)
Takeoff/Landing
Landing and take offs (< 25 t)	2.34
Landing and take offs (> 25 t (each subsequent ton))	3.23
Parking (per hour or fraction besides the first two hours)	0.27
Cargo embarking/ Disembarking	0.0238
Check-in desks	1.45
Assets for exclusive use/offices	66.35
Fueling	0.0057
Passengers charges (EU adult)	5.98
Passengers charges (EU child)	2.99
Passengers charges (EXTRA EU, adult)	6.86
Passengers charges (EXTRA EU, child)	3.43
Body Check & Hand Baggage Security	2.25
Hold Baggage Security	0.73
Deicing	0.13
Loading bridge (till 1 hour)	85.88
Loading bridge (after the 1st hour)	171.76
Assets for exclusive use-offices	199.14
Assets for exclusive use – technical operating room	66.35
Assets for exclusive use – airside areas	19.91
PRM	1.09	(2)
1.	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 26839/22 dated December 22, 2022.
2.	Effective as of February 1, 2021

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2022, TA paid an annual canon equal to €1.4 million under the Pisa Airport Concession Agreement.

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

Guarantees

Under the Pisa Concession Agreement and for the purpose of securing its performance obligations, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of  €2.8 million in guarantees outstanding for both the Pisa Concession and the Florence Concession.

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

The concession granted may be forfeited before its expiration date upon the occurrence of specified events of default, as provided under the Pisa Concession, including: (i) prevailing reasons of public interest; (ii) serious and repeated violations of the Italian navigation code or the Pisa Concession Agreement; (iii) a breach of the security regulations or the loss of requirements for certification as provided under the relevant ENAC regulations for the construction and operation of airports; (iv) a failure to implement the operations program and investment plan; (v) events that indicate that TA is no longer capable of operating the Pisa Airport; (vi) over 12 month delays in payment of the applicable concession fee; or (vii) a TA bankruptcy.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2023, under the Florence Concession Agreement:

	2023
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.81
Landing and takeoff fees (each subsequent ton)	6.45
Aircraft parking (per hour or fraction after first two hours)	0.22
Passengers charges (EU adult)	11.07
Passengers charges (EXTRA EU adult)	13.40
Passengers charges (intra EU flights, child)	5.54
Passengers charges (EXTRA EU, child)	6.70
Cargo embarking/disembarking charges	0.246
Body check and hand baggage security	1.73
Hold baggage security	0.99
PRM	1.56	(2)
Assets for exclusive use – offices	267.42
Assets for exclusive use -technical operating room	53.48
Assets for exclusive use – air side areas	21.39
Assets for exclusive use – offices fueler	258.50
Assets for exclusive use - Technical operating room fueler	51.07
Assets for exclusive use – fueler air side areas	19.61
Assets for exclusive use – self check-in	356.55
Check-in desks	3.06
Deicing	—	(1) (3)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 26843/22 dated December 22, 2022.
(2)	Effective as of Febuary 12, 2023.
(3)	Will be invoiced based on actual consumption. No fix fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2022, TA paid €0.5 million in annual canon under the Florence Concession Agreement.

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

On November 3, 2015, we received the technical approval by ENAC of our 2014-2029 master plan for Florence Airport. On December 28, 2017, the Ministry of Environment approved the environmental impact assessment under the master plan. Likewise, on February 6, 2019, we obtained a favorable opinion regarding the compliance of the works performed in connection with the urban planning. Upon this opinion, the administrative procedure (Conference of Services) coordinated by the Infrastructure Ministry) related to the master plan 2014-2029 of the Florence Airport was closed on April 2019.

After the final acts issued by the Council of State (Administrative judges) on February 14, 2020, was established the need to undertake a new environmental procedure regarding the Masterplan.

Once the COVID-19 pandemic impact decreased, TA prepared a project review of the previous master plan and a proposal for the 2035 TA Master Plan was defined. In October 2022, TA initiated a public debate process as required by statute. Once this process is completed, expected for 2023, the 2035 TA Master Plan will be submitted to ENAC to obtain the technical approval and start a new environmental procedure at the Environmental Ministry.

Guarantees

Under the Florence Concession Agreement and to secure its performance obligations thereunder, TA is required to provide a bank guarantee (fideiussione bancaria) and/or insurance policy for an amount equal to a yearly concession fee (to be updated on the basis of the yearly recalculations of the concession fee). TA currently has an aggregate of €2.8 million in guarantees outstanding for both the Pisa Concession and the Florence Concession. On the expiration, revocation or termination of the Florence Concession Agreement, ENAC shall authorize TA to release the security following a determination that TA has fulfilled its obligations thereunder and a determination that no legal proceedings are in place due to actions or omissions attributable to TA.

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

Brazil

Sources of Regulation

The Brazilian Federal Constitution provides that the Brazilian Government shall, directly or by concessions, authorizations or permissions, explore air and space navigation and all airports infrastructures.

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

●	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.
●	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.
●	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress.
●	On October 26, 2017, Federal Law No. 13,449 was published and established the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments.
●	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain an arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.
●	On August 6, 2019, Decree No. 9.957/2019 was published. It regulates the procedure for re-tendering of concession projects, including PPPs in the roads, rail and airport sectors covered by Federal Law No. 13,448/2017.
●	On August 5, 2020, due to the financial impact caused by the COVID-19 pandemic, federal law No. 14,034 was published, amending federal law 13,499, dated October 26, 2017, allowing the deferral on payment of the concession fee.
●	On October 20, 2020, Directive No. 157 of the Ministry of Infrastructure was enacted and established the terms and conditions for the re-profiling of the fixed grant (concession fee) payments due in 2020.
●	On December 3, 2021, Directive No. 139 of the Ministry of Infrastructure was enacted and established the terms and conditions for the re-profiling of the fixed grant (concession fee) payments due in 2021.
●	On June 14, 2022, Law No. 14,368 revoked provisions of various laws, and established that as of January 1, 2023, contributions to the National Civil Aviation Fund will not be due by airport concessionaries.

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

As of August 24, 2020, the Natal Airport qualifies as an enterprise that meets the requirements to initiate a re-bidding process. On November 20, 2020, ICASGA and ANAC executed an amendment to the Natal Concession Agreement setting forth the rules and proceedings for the re-bidding to be effective until August 24, 2022, or when the new operator is awarded the concession under the re-bidding process. On June 2 2022, the PPI (Investment Partnership Program) Committee issued a favorable opinion to extend the project’s re-bidding qualification until August 24, 2023.

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

Annual Variable Payment

ICAB is also subject to an annual variable payment, equal to: (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to R$469.8 million for the year ended December 31, 2022; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its whollyowned subsidiaries, for annual gross revenues above R$469.8 million for the year ended December 31, 2022

Monthly Payment

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

On June 14, 2022, Law No. 14,368, revoked provisions of various laws and established that as of January 1, 2023, contributions to the National Civil Aviation Fund will not be due by airport concessionaires. Consequently, monthly payments are no longer be required as of January 1, 2023.

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

On October 24 2022, a new master development plan for Brasilia Airport with respect to the 2023 to 2027 period was submitted for ANAC’s approval.

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

Tariffs

ICASGA and ICAB are entitled to charge certain tariffs from users and airlines upon use of services, equipment, facilities and installations available at Natal and Brasilia Airports, including:

●	departure passenger charges;
●	connection charges (solely with respect to ICAB);
●	landing fees;
●	aircraft parking fees;
●	cargo fees; and
●	approach and communications fees (solely with respect to ICASGA).

ICASGA and ICAB are prohibited from charging any tariff not provided for in the Brazilian Concession Agreements, or the applicable law and regulation.

The tables below set forth the maximum amounts that we were permitted to collect as of January 1, 2023, under the Brasilia Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	28.37	50.21

Law 14.034/2020, revoked the FNAC fee as of January 1, 2021.

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
13.07	13.07

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
8.88	236,825

Rate of Permanence of the Group I

	Domestic	International
	(R$)	(R$)
Rate of Permanence	Final	Final
Maneuver Patio (PPM)	1.7551	4.7281
Long Stay Patio (PPE)	0.3726	0.9626

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

Guarantees and other Financial Commitments

Performance bond

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relates to “Phase I-B” and “Phase II” events under the Brazilian Concession Agreements. The current amount of Phase II is R$14.2 million (equivalent to approximately U.S.$2.7 million) in ICASGA and R$250.4 million (equivalent to approximately U.S.$48.0 million) in ICAB. The performance bond in ICAB was fulfilled by a guarantee letter issued by CAAP an entered into with BMG insurance company. Due to the re-bidding process that is currently being analyzed, ICASGA is no longer required to maintain such performance bond.

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

The Amended Carrasco Concession Agreement was executed on November 8, 2021 and modified the existing Carrasco Concession Agreement by, among other things, (i) extending the term of the Carrasco Concession Agreement until November 20, 2053, (ii) incorporating into the concession six additional Uruguay New Airports located in Rivera, Salto, Carmelo, Durazno, Melo, Paysandú, and (iii) requiring Puerta del Sur to make capital expenditures in connection with the development of the Uruguay New Airports of U.S.$67 million, in the aggregate, between 2022 and 2028 with respect to the operation of such Uruguay New Airports. Such capital expenditures will need to be completed pursuant to the following investment schedule (“Investment Schedule”), which may be adjusted as a result of force majeure events and certain other particular circumstances: (i) U.S.$13 million during 2022, (ii) U.S.$32 million during 2023, (iii) U.S.$18 million during 2024; and (iv) U.S.$4 million during 2028. Additionally, the scope of works to be performed on the Uruguay New Airports are contemplated in the investment programs (programas de inversion) (“Investment Program”) which include the construction schedule.

Under the Amended Carrasco Concession Agreement, Puerta del Sur will be responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport and the Uruguay New Airports until November 20, 2053.

The terms and conditions under the Amended Carrasco Concession Agreement are substantially the same as those currently in place for the Carrasco Airport except for, among others, the operation of the new airports, the term of the concession, force majeure events, insurance, guarantees and early termination of the SINAI Concession Agreement based on public interest.

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025, the operation of the Uruguay New Airports by Puerta del Sur under the Amended Carrasco Concession Agreement started progressively after meeting certain conditions.

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

Landing Fees

		Adjusted Price
	U.S.$	U.S.$

	(U.S.$per ton)
Aircraft weight (tons)(1)
Up to 10 tons		64.34
10 – 20 tons		328.12
20 – 30 tons		409.58
30 – 70 tons		613.33
70 – 170 tons		866.37
> 170 tons		1.179.48

(1)Landing fees increase by 20% for night landing.

Parking Fees

PAD/h(1)
In operative platform	5% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0
(1)	PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

U.S.$
Connections	24.0
International flights	54
Security Tariff	8.47

Handling Companies fees

	In
	Transit	Terminal

Up to 10 seats	6.44	10.70
11 – 30 seats	19.33	28.94
31 – 90 seats	38.60	48.18
91 – 150 seats	57.91	77.19
151 – 250 seats	115.80	154.42
> 251 seats	173.71	193.02

Load Airplanes

	In
	Transit	Terminal

5,700 kg MTOW	10.71	21.48
Up to B-737, B-727 (or similar)	77.19	86.93
B-767, DC-8 (or similar)	96.51	115.85
DC-10, MD-11, B-747, A-340 (or similar)	129.75	173.76

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

Passengers from	Passengers to	Coefficient
—	1,500,000	—
1,500,001	1,750,000	0.075
1,750,001	2,000,000	0.155
2,000,001	2,250,000	0.272
2,250,001	2,500,000	0.398
2,500,001	2,750,000	0.538
2,750,001	3,000,000	0.692
3,000,001	—	0.861

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
●	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Additional Fees” above.

Additional Obligations assumed by Puerta del Sur as Concessionaire under the Amended Carrasco Concession Agreement

Puerta del Sur has agreed to the following obligations with respect to the Uruguay New Airports:

●	make capital expenditures in an amount equal to U.S.$67.0 million in the aggregate between 2022 and 2028, in accordance with the investment schedule, with respect to the operation of such Uruguay New Airports;
●	developing, managing, exploiting, operating and maintaining the Uruguay New Airports until November 20, 2053;
●	extend insurance coverage for the Uruguay New Airports; and
●	provide the performance guarantees explained above.

Master plan

The master plan is to be prepared considering projections of passengers and cargo traffic growth and it does not need to include investment projections. The last master plan for Carrasco Airport was prepared in connection with the extension of the Carrasco Concession Agreement’s term, covered the period 2011-2033 and was approved by Decree 229/14. Every year, Puerta del Sur has to corroborate the projections made for the past year and with that information be able to update the master plan every five years. Under the Resolution No. 218/021 of the Executive Branch and the amendment agreement signed on November 8, 2021 Puerta del Sur is going to invest an aggregate of U.S.$67 million in the new airports.

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

Upon replacement of Puerta del Sur as party to the Carrasco Concession Agreement, Puerta del Sur shall be entitled to receive a termination payment calculated as follows:

●	the performance guarantee posted under the Carrasco Concession Agreement, plus
●	the value of all investments made in construction, reparation of buildings made in accordance with the Carrasco Concession Agreement, less accumulated depreciation, plus
●	a portion of the amount paid in the auction in August 2003 (U.S.$34.0 million) to purchase shares of Puerta del Sur.

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

Upon a Full Termination, Puerta del Sur will be entitled to receive a termination payment calculated as follows:

●	the value of all investments made in construction, works and repairs of buildings at the Carrasco International Airport made in accordance with the Carrasco Concession Agreement, less accumulated depreciation as of the financial year in which the termination occurs, plus
●	the adjusted amount of U.S.$34 million, paid in the public auction in August 2003 to purchase the shares of Puerta del Sur, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2023, plus
●	the adjusted amount of U.S.$23.5 million paid in cash by Puerta del Sur in 2014 in connection with and exchange for the 10-year extension of the Carrasco Concession Agreement from 2023 to 2033, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2033, plus
●	the value of all investments made in the Uruguay New Airports up to the date of the early termination, adjusted by the parametric formula outlined in the Amended Carrasco Concession Agreement and, as from January 1, 2034, also adjusted by the accumulated depreciation as of the financial year-end in which the early termination occurs using the linear method (until the end of the Carrasco Concession Agreement term in 2053), plus
●	the accumulated value of the expenses incurred (net of operating income from the Uruguay New Airports) incurred to operate and maintain the Uruguay New Airports from the Amended Carrasco Concession Agreement effective date until, and including, December 31, 2033, adjusted by the fixed formula outlined in the Amended Carrasco Concession Agreement. Staring January 1, 2034, the value will be reduced by a cumulative 5% until the year in which the early termination occurs. If there is a Full Termination on or after January 1, 2034, then there will be no compensation for the expenses incurred to operate and maintain the Uruguay New Airports as from January 1, 2034.

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

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

●	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

●	Law No. HO-329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry out certain types of activities set forth in the Armenian Concession Agreement, including pharmacy and sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO-329 nor in the Armenian Concession Agreement.
●	Republic of Armenia Government Resolution No. 693-A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, who then incorporated AIA.
●	Republic of Armenia Government Resolution No. 2004-A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a subconcession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.
●	Addendum No. 41 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 41 are fully complied with and terminated.
●	Republic of Armenia Government Resolution No. 1296-N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.
●	Armenian Aviation Law No. HO-81-N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.
●	Republic of Armenia Government Resolution No. 965-N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.
●	Republic of Armenia Government Resolution No. 588-A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.
●	Republic of Armenia Government Resolution No. 1532-N, dated December 27, 2018, pursuant to which the Armenian Government approved the master plan for 2018-2022 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392-N, dated April 10, 2003, the Master Plan for 2008-2012 by the Government Resolution No. 1559-N dated December 25, 2008, and the Master Plan for 2013-2017 by the Government Resolution 1495-N, dated December 26, 2013.

●	The Republic of Armenia Territorial Administration and Infrastructure Minister’s Order No. 37-L, dated 10 June 2020 “On Approval the Charter of Civil Aviation Committee (CAC),” which defines the authority of the CAC.

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

Airport Charges and Fees

All of the activities carried out at the airports as well as the use of any property transferred to the Concession Manager by the Armenian Government shall entitle the Concession Manager to collect the relevant Airport Charges and the Fees which the Concession Manager establishes. The initial airport charges are stated in an appendix of the Armenian Concession Agreement. These charges were updated on April 1, 2022 and include the following:

Landing Charge

Landing Charge for Passenger Aircraft is €5.80 per Metric Ton or fraction.

●	Night Landing Additional Charge for Passenger Aircraft: 20% of the amount of the Landing Charge, calculated as described above will be added to each Passenger Aircraft landing occurred during nighttime (from 21:00 to 07:00).
●	Special Flight Radio AID Control Landing Charge is free of charge.

Take-Off Charges

Charges are imposed based on the maximum certified aircraft take-off weight.

Passenger aircraft Take-Off Charge

●	Take-Off Charge Passenger Aircraft is €5.80 per Metric Ton or fraction.
●	Night Take-Off Additional Charge Passenger Aircraft: 20% of the amount of the Take-Off Charge, calculated as described above , will be added to each passenger aircraft take-off occurred during nighttime (from 21:00 to 07:00).

Other services

Every special announcement done by the airport for the airline will be charged in the amount of €15 per each announcement/flight.

Manifest of Departing Passengers printed and/or prepared by the Airport will be charged €0.15 per each departing checked-in passenger.

Use of Airport Departure Control System will be charged EUR1.50 per each departing checked-in passenger.

Use of Apron Access to all aircraft types will be charged according to the take-off weight of the aircraft, as follows:

●	Aircraft weight <= 50 Tons will be charged €13.15 per each flight.
●	Aircraft weight 50-100 Tons inclusive will be charged €30.42 per each flight.
●	Aircraft weight 100-200 Tons inclusive will be charged €60.34 per each flight.
●	Aircraft weight 200-300 Tons inclusive will be charged €101.27 per each flight.
●	Aircraft weight >300 Tons will be charged €187.20 per each flight.
●	Requirement of Airport Supervisor assistance will be charged €22 per each person per each hour or fraction
●	Requirement of Airport Technician assistance will be charged €18 per each person per each hour or fraction.
●	Requirement of Airport Personnel assistance will be charged €12 per each person per each hour or fraction.

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

Passenger Aircraft Parking Charge for Other regular Airlines non based at Zvartnots International Airport, for all aircraft types:

●	Passenger aircraft parking time free of charge for non-based regular airlines is two hours and 30 minutes
●	Passenger aircraft parking charge after the parking time free of charge is finished for non-based regular airlines is €0.35 per ton, per hour or their fractions
●	Passenger aircraft parking charge after the parking time free of charge is finished for parking locations equipped with loading bridges is €360 per ton, per hour or their fractions.

Parking Charge for General Aviation and Charter Flight’s Aircraft

General aviation and charter flight’s aircraft Parking Charge for airline based at Zvartnots International Airport for all aircraft types:

●	General aviation and charter flight’s aircraft parking time free of charge for airline based at Zvartnots International Airport is two hours and 30 minutes.
●	General aviation and charter flight’s aircraft parking charge after the parking time free of charge is finished for airline based at Zvartnots International Airport is €0.50 per ton, per hour or their fractions.

General aviation and charter flight’s aircraft Parking Charge for other airlines, for all aircrafts types:

●	General aviation and charter flight’s aircraft parking time free of charge for non-based airline is two hours and 30 minutes.
●	General aviation and charter flight’s aircraft parking charge after the parking time free of charge is finished for non-based airline is €0.60 per ton, per hour or their fractions.

Passenger aircraft parking charge after the parking time free of charge is finished for Private Jets is 0.10 per ton, per hour or their fractions.

Non-Commercial Aircraft performing Cargo Humanitarian Flight for goods Parking Charge:

●	Non-commercial aircraft performing cargo humanitarian flight parking time free of charge is six hours.
●	Non-commercial aircraft performing cargo humanitarian flight parking charge after the parking time free of charge is finished is €0.20 per ton, per hour or their fractions.

Parking Other Republics President aircraft on President Flight

Other Republics President aircraft on President Flight parking time free of charge is two hours and 30 minutes

●	Other Republics President aircraft on President Flight parking charge after the parking time free of charge is finished is €0.20 per ton, per hour or their fractions.

●	Maximum Other Republic President aircraft on President Flight Parking Charge after the parking time free of charge is finished is €50 per each tranche of 48 hours of parking or fraction.

Official Foreign Government Flight parking

●	Official Foreign Government Flight parking time free of charge is two hours and 30 minutes.
●	Official Foreign Government Flight parking charge after the free parking time is expired is €0.20 per ton per hour or fraction.
●	Maximum Official Foreign Government Flight parking charge after the parking time free of charge is finished is €120 per each tranche of 48 hours of parking or fraction.

Parking Special Flight Radio AID Control

Special Flight Radio AID Control parking charge is free of charge.

Passenger Tariff

Passenger Handling Airport Tariff

●	Per each departing passenger €23 is charged as Passenger Handling Airport Tariff. (Starting from 1 April 2022- Per each departing passenger €25 shall be charged as Passenger Handling Airport Tariff)
●	Per each transit passenger €8 is charged as Passenger Handling Airport Tariff.
●	Per each departing infant under two years old No Passenger Handling Airport Tariff is charged.
●	Per each departing infant under two years old traveling with a separate seat 50% of the Passenger Handling Airport Tariff is charged.
●	Per each transit infant passenger under two years old No Passenger Handling Airport Tariff is charged.
●	Per each transit infant under two years old, traveling with a separate seat 50% of the Passenger Handling Airport Tariff is charged

Departing Child

●	Per each departing child from two years old up to 12 years old inclusive, 50% of the Passenger Handling Airport Tariff is charged.
●	Per each transit child passenger from two years old up to 12 years old inclusive, 50% of the Passenger Handling Airport Tariff is charged.

Security Charge

Security service

Airport Security Charge is €2 per each departing passenger

Departing Infant

●	Per each departing infant under two years old No Airport Security Charge is charged.

●	Per each departing infant under two years old traveling with a separate seat Airport Security Charge is €2
●	Per each transit infant under two years old No Airport Security Charge is charged
●	Per each transit infant under two years old traveling with a separate seat 50% of the Airport Security Charge is charged

Transit Passenger

Per each transit passenger 50% of the Airport Security Charge is charged.

Loading Bridge Use Charge

●	Loading Bridge Use Charge is €80 .
●	Loading Bridge Use Charge on Arrival of the flight only is €40 .
●	Loading Bridge Use Charge on Departure of the flight only is €40 .

Note

Use of loading bridge at gates equipped with loading gates is mandatory.

Excess Luggage Charges

●	Per each Ton of excess luggage the airline will be charged €100 .

Centralized Power Supply Service Charges

The supply of centralized power will be charged per hour or fraction, according the following tariffs Aircraft weight

Metric Tons	Charge per hour
● 7.01.01. <= 50	€32
● 7.01.02. 50 – 100 inclusive	€45
● 7.01.03. 100 – 200 inclusive	€54
● 7.01.04. 200 – 300 inclusive	€63
● 7.01.05. > 300	€72

Use of alternative type of power supply (diesel, etc.) in parking lots with centralized power supply is prohibited.

Aircraft Special Security

●	Aircraft special security can be carried out if there is a special request of the air carrier
●	Airport Special Security Charge is 3% of applicable Landing Charge, per each hour of parking or fraction.
●	Security charges for the airside parking within time limits are included in the following tariffs:
●	In case of parking within time limits, in the landing and take-off Charges;
●	In case of parking past the parking time limits, in the parking tariffs (both within and past time limits);
●	Security charges provided at technical maintenance areas €4.30 per hour or fraction.

Cargo Handling Tariffs

Pollution or/and soiling of Apron will be charged €50 per each polluted square meter.

A surcharge at the rate of 5% will be charged for payments made by credit cards. Firefighting car provision charge for cases other than aircraft rescue and firefighting per hour or fraction is €40.

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

Ecuador

Sources of Regulation

The Guayaquil Concession Agreement was executed on February 27, 2004, by and among TAGSA, AAG and the Municipality of Guayaquil. The Guayaquil Concession Agreement has been amended eight times since the date of execution, the most significant of which relates to the unification of terminals and the use of other sites within the Guayaquil Airport, for commercial uses, the expansion of the terminals and the re-establishment of the economical equilibrium of the Guayaquil Concession Agreement and the increase in investment for new works as well as the increase in the contribution of regulated revenues from 50,25% to 55,25% as a consequence of the concession extension until July 27, 2029. Nevertheless, as a consequence of the Eighth Amendment to the Concession Agreement and the economic equilibrium reestablishment conducted in 2020, the contribution of regulated revenues decreased to 53.66%, and in 2022 decreased to 50.25%, until the economic equilibrium of the Guayaquil Concession Agreement is reestablished and agreed to extend the concession period until July 27, 2031. Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of U.S.$524,600 in the administrative service fee, paid semiannually, as of February 2019.

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

Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for transforming, operating and administrating the Guayaquil Airport, which includes the performance of the following activities:

●	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;
●	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;
●	design and construction of the works and investment specified in the Guayaquil Concession Agreement and its amendments during the initial, intermediate and final phases;
●	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as VIP lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA; and
●	TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the COVID-19 pandemic and its effects through time. Under the Eighth Amendment, TAGSA and AAG were compensated for the losses suffered from March through December 2020, through a two-year concession term, which will now expire on July 27, 2031. Also, TAGSA was conceded a reduction of the contribution over regulated revenues to 53.66%. On July 14, 2022, TAGSA signed the Act of Reestablishment Of The Economic-Financial Balance of the Guayaquil Airport System Concession Contract for the year 2021 and a reduction of the contribution of regulated revenues to 50.25% was also determined. The economic-financial equilibrium was fixed in a formula that considers revenues and expenses of 2019.

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

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of January 2022, under the Guayaquil Concession Agreement:

2022(1)
(In U.S.$)
INTERNATIONAL - Commercial and Charters
Landing
<= 50 tons	17.68
50 to 100 tons	18.45
> 100 to 150 tons	19.22
> 150 tons	20.00
Illumination
< = 50 tons	4.77
50 to 100 tons	4.98
> 100 to 150 tons	5.19
> 150 tons	5.39
Parking(2)
< = 50 tons	2.44
50 to 100 tons	2.54
> 100 to 150 tons	2.64
> 150 tons	2.75
Passenger
Departure	29.82
Security	5.63
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	69.35
Use of bridge for every 15 minutes or fraction	11.65

DOMESTIC - Commercial, Charter, Private and Cargo
Landing
> 25 to 50 tons	1.15
> 50 to 100 tons	1.24
> 100 to 150 tons	1.31
> 150 tons	1.37
Illumination
> 25 to 50 tons	0.49
> 50 to 100 tons	0.52
> 100 to 150 tons	0.53
> 150 tons	0.55
Parking(3) (4)
25 to 50 tons	0.22
> 50 to 100 tons	0.23
> 100 to 150 tons	0.24
> 150 tons	0.24
Passengers
Departure	5.97
Security	5.63
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	34.80
Use of bridge for every 15 minutes or fraction	10.44
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	149.06
> 6 to 12 tons	745.26
> 12 to 18 tons	1,117.92
> 18 to 25 tons	1,669.39

(1)	Maximum take-off weight in tons.

(2)	The international parking fee will be charged for 3-hour fractions or fractional periods thereafter.
(3)	The domestic parking fee will be charged for 4-hour fractions or fractional periods thereafter.
(4)	Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).
(5)	The annual fee includes landing, illumination and parking. The fees apply on Ecuadorian civil aircrafts which maximum take-off weight is up to 25 tons.

Master Plan

Under the terms our Guayaquil Concession Agreement, the concessionaire is not required to present a master development program.

On December 12, 2007, TAGSA and AAG entered into Addendum No. 03 to the Guayaquil Concession Agreement, which established new additional works in the amount of U.S.$18.5 million to be completed by TAGSA prior to the end of the concession’s term. At the date of this annual report, all works has been completed.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new additional works for an amount of U.S.$32.2 million to be completed by TAGSA before 2024 As of December 31, 2022, U.S.$8.0 million remain pending.

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

Phase 3: Involves the development of certain works on the runway and platform, including reconstruction of the runway. Phase 3 also includes a general obligation to perform corrective and prevent maintenance of the runway and platform from 2014 through 2026. The last stage within Phase 3 was expected to commence on June 1, 2021. However, due to impact of the COVID-19 pandmeic and Ecogal request to restore the economic and financial balance under the concession, such phase has not yet commenced.

●	Projects corresponding to the new investments, including (i) asphalt reinforcement of part of the taxiway and intersections (as from June 1, 2015), (ii) asphalt reinforcement of the runway (as from June 1, 2017), (iii) installation of a system for beaconing and resurfacing of runway with asphalt (as from June 1, 2021) and (iv) corrective and preventive maintenance on the concrete sector of the runways and platform (from years 2014 until 2026). As of the date of this annual report, item (iii) is currently suspended due to force majeure in connection with the COVID-19 pandemic and it is part of the negotiation of the economic-financial equilibrium of the concession agreement with DGAC.
●	Certain maintenance obligations, including all necessary repairs of the facilities, equipment and other concession assets. CASA must prepare and present to the DGAC a maintenance program after the conclusion of Phase 3 of the Redevelopment Plan.

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

Fees

The Galapagos Concession Agreement sets forth the tariffs for the fees and services provided by ECOGAL in the Galapagos Airport; such tariffs are approved by the National Civil Aviation Council. The following table sets forth the current tariff rates:

Tariff	(in U.S.$)
Ecological tariff (by departing passengers)	5.70
Tariff for terminal use (by departing passengers)	25.59
Security tariff (by departing passengers)	3.43
Tariff for cash fire and rescue (by departing passengers)	3.92
Landing tariff 25 – 50 tons (in tons)	0.85
Landing tarrif 50-000 tons (in tons)	0.91

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., an insurance company in Ecuador, and is in force until April 14, 2023. This bond will be renewed annually.

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

The following diagram reflects a simplified summary of our organizational structure as of March 15, 2023:

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

From 2021 to 2022, air traffic increased 83.7% in terms of number of passengers, increased 48.5% in terms of aircraft movements and increased 6.1% in terms of cargo volume handled. From 2020 to 2021, air traffic increased 41.5% in terms of number of passengers, increased 40.9% in terms of aircraft movements and increased 26.6% in terms of cargo volume handled.

Although, to some degree, COVID-19 virus continues to have an impact in the global economy and in particular in the aviation industry, there was an increase in traffic across all countries in which we operate during 2022 when compared to previous years as travel restrictions have been lifted mainly during the second semester of 2021 and 2022. See “Item 3 Key Information—Risk Factors—Risks Related to Our Business and Industry—The COVID-19 virus (nCoV), as well as any other public health crises that may arise in the future, has had and may continue to have a negative impact on passenger traffic levels , air traffic operations and in our results of operations, financial position, and cash flows.”

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

	Closing Exchange Rate			Average Exchange Rate
			% change			% change
			against prior			against prior
	2022	2021	year	2022	2021	year
UYU	40.07	44.70	(10.3)%	41.15	43.57	(5.6)%
BRL	5.22	5.58	(6.5)%	5.16	5.40	(4.3)%
EUR	1.07	1.13	(5.8)%	1.06	1.18	(10.4)%
ARS	177.16	102.72	72.5%	130.04	95.09	36.7%
AMD	397.59	480.14	(17.2)%	434.74	503.93	(13.7)%

Our Capital Investment Plans

Our capital investment plans have been affected by the COVID-19 pandemic, to mitigate the impact of such pandemic, beginning in April 2020, the Company reducing non-mandatory capital investments under its concession agreements and deferred non-prioritized projects. Since last quarter of 2021 and after the COVID-19 pandemic effects had eased, we have reassumed our capital expenditure programs under our concession agreements. See “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—COVID-19 Virus Impact.”

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

Macroeconomic Conditions

Argentina has historically been subject to inflation. The National Statistic and Census Institute (“INDEC”) reported an inflation increase of 36.1% in 2020, 50.9% in 2021 and 94.8% in 2022. See “Item 3 Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

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

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic. Passenger traffic in our airports is composed of international, domestic and transit passengers. During the years ended December 31, 2022, 2021 and 2020, approximately 57.6%, 63.1% and 57.3%, respectively, of the passengers were domestic passengers, approximately 32.5%, 23.1% and 28.0%, respectively, of our passengers were international passengers, and approximately 9.8%, 13.8% and 14.7%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
		% change		% change		% change
		against prior		against prior		against prior
	2022	year	2021	year	2020	year
Domestic Passengers (in millions)	37.8	67.7%	22.5	56.0%	14.4	(69.6)%
International Passengers (in millions)	21.3	159.0%	8.2	16.5%	7.1	(74.9)%
Transit passengers (in millions)	6.5	31.0%	4.9	33.0%	3.7	(55.7)%
Total passengers (in millions)	65.6	83.7%	35.7	41.5%	25.2	(70.0)%
Cargo volumes (in thousands of tons)	343.1	6.1%	323.5	26.6%	255.6	(39.8)%
Total aircraft movements (in thousands)	738.2	48.5%	497.2	40.9%	352.9	(58.9)%

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31
			% Change			% Change
			Against			Against
	2022	% of Total	Prior Year	2021	% of Total	Prior Year	2020	% of Total
Argentina
Domestic Passengers (in millions)	24.1	63.7%	122.0%	10.8	48.1%	72.3%	6.3	43.5%
International Passengers (in millions)	8.6	40.4%	333.9%	2.0	24.1%	(40.0)%	3.3	46.8%
Transit passengers (in millions)	1.1	17.2%	142.1%	0.5	9.3%	24.7%	0.4	9.9%
Total passengers (in millions)	33.8	51.5%	154.4%	13.3	37.2%	33.3%	10.0	39.5%
Cargo volume (in thousands of tons)	181.7	52.9%	4.2%	174.4	53.9%	21.2%	143.9	56.3%
Aircraft movements (in thousands)	384.7	52.1%	69.3%	227.3	45.7%	46.1%	155.6	44.1%
Italy
Domestic Passengers (in millions)	1.6	4.2%	62.2%	1.0	4.3%	46.7%	0.7	4.6%
International Passengers (in millions)	5.1	24.0%	177.7%	1.8	22.4%	40.7%	1.3	18.5%
Transit passengers (in millions)	0.0	0.0%	112.4%	0.0	0.0%	166.4%	0.0	0.0%
Total passengers (in millions)	6.7	10.2%	137.7%	2.8	7.9%	42.7%	2.0	7.8%
Cargo volume (in thousands of tons)	14.9	4.3%	(2.7)%	15.3	4.7%	15.6%	13.3	5.2%
Aircraft movements (in thousands)	68.9	9.3%	74.1%	39.6	8.0%	31.2%	30.2	8.5%
Brazil
Domestic Passengers (in millions)	10.0	26.5%	28.6%	7.8	34.6%	39.1%	5.6	38.8%
International Passengers (in millions)	0.5	2.2%	373.4%	0.1	1.2%	(50.4)%	0.2	2.8%
Transit passengers (in millions)	5.3	81.6%	19.0%	4.4	89.9%	34.4%	3.3	89.0%
Total passengers (in millions)	15.7	24.0%	27.9%	12.3	34.5%	35.5%	9.1	36.1%
Cargo volume (in thousands of tons)	57.8	16.9%	(3.6)%	60.0	18.5%	72.2%	34.9	13.6%
Aircraft movements (in thousands)	144.6	19.6%	22.7%	117.9	23.7%	31.8%	89.4	25.3%
Uruguay(1)
Domestic Passengers (in millions)	0.0	0.0%	32.4%	0.0	0.0%	207.4%	0.0	0.0%

	For the Year Ended December 31
			% Change			% Change
			Against			Against
	2022	% of Total	Prior Year	2021	% of Total	Prior Year	2020		% of Total
International Passengers (in millions)	1.4	6.7%	194.9%	0.5	5.9%	(20.2)%	0.6		8.6%
Transit passengers (in millions)	0.0	0.1%	163.7%	0.0	0.1%	14.3%	0.0		0.1%
Total passengers (in millions)	1.4	2.2%	194.2%	0.5	1.4%	(19.9)%	0.6		2.4%
Cargo volume (in thousands of tons)	32.1	9.4%	5.5%	30.4	9.4%	5.3%	28.9	(1)	11.3%
Aircraft movements (in thousands)	27.9	3.8%	56.8%	17.8	3.6%	36.2%	13.0		3.7%
Armenia
Domestic Passengers (in millions)	—	—%	—%	—	—%	—%	—		—%
International Passengers (in millions)	3.7	17.3%	53.8%	2.4	29.1%	190.5%	0.8		11.7%
Transit passengers (in millions)	—	—%	—%	—	—%	—%	—		—%
Total passengers (in millions)	3.7	5.6%	53.8%	2.4	6.7%	190.5%	0.8		3.3%
Cargo volume (in thousands of tons)	23.3	6.8%	34.7%	17.3	5.4%	10.1%	15.7		6.2%
Aircraft movements (in thousands)	35.2	4.8%	64.9%	21.3	4.3%	109.3%	10.2		2.9%
Ecuador(2)
Domestic Passengers (in millions)	2.1	5.6%	102.5%	1.1	4.7%	51.3%	0.7		4.8%
International Passengers (in millions)	2.0	9.5%	42.3%	1.4	17.3%	74.8%	0.8		11.5%
Transit passengers (in millions)	0.1	1.1%	92.0%	0.0	0.7%	(5.6)%	0.0		1.1%
Total passengers (in millions)	4.2	6.4%	68.3%	2.5	7.0%	62.2%	1.5		6.1%
Cargo volume (in thousands of tons)	33.3	9.7%	44.7%	23.0	7.1%	36.5%	16.8		6.6%
Aircraft movements (in thousands)	77.0	10.4%	37.7%	55.9	11.2%	34.4%	41.6		11.8%
Peru(3)
Domestic Passengers (in millions)	—	—%	—%	1.9	8.3%	56.5%	1.2		8.3%
International Passengers (in millions)	—	—%	—%	0.0	0.1%	(10.6)%	0.0		0.1%
Transit passengers (in millions)	—	—%	—%	—	—%	—%	—		—%
Total passengers (in millions)	—	—%	—%	1.9	5.3%	56.0%	1.2		4.8%
Cargo volume (in thousands of tons)	—	—%	—%	3.0	0.9%	44.8%	2.1		0.8%
Aircraft movements (in thousands)	—	—%	—%	17.5	3.5%	35.4%	12.9		3.7%
(1)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.
(2)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.
(3)	We have included AAP’s operational data until December 16, 2021, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: aeronautical revenue, commercial revenue, construction service revenue and other revenue. Our consolidated revenue does not include revenue of ECOGAL (Galapagos Airport) operations for the years ended December 31, 2022, 2021 and 2020, as it was accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2022, 2021 and 2020 is summarized below:

	For the Year Ended December 31,
	2022		2021		2020
	(in millions	% of Total	(in millions of	% of Total	(in millions	% of Total
	of U.S.$)	Revenue	U.S.$)	Revenue	of U.S.$)	Revenue
Aeronautical revenue	609.8	44.2%	262.8	37.2%	220.0	36.2%
Non-aeronautical Revenue
Commercial revenue	612.5	44.4%	362.1	51.2%	259.7	42.8%
Construction service revenue	149.8	10.9%	79.8	11.3%	125.8	20.7%
Other Revenue	6.6	0.5%	2.3	0.3%	1.9	0.3%
Total consolidated revenue	1,378.7	100.0%	706.9	100.0%	607.4	100%

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax expense. Other reportable expenses consist of impairment loss and other operating expenses.

	For the Year Ended December 31,
	2022		2021		2020
	(in millions	% of Total	(in millions of	% of Total	(in millions	% of Total
	of U.S.$)	Expenses	U.S.$)	Expenses	of U.S.$)	Expenses
Cost of services	963.0	73.3%	622.4	66.4%	653.6	62.1%
Selling, general and administrative expenses	141.4	10.8%	102.1	10.9%	101.8	9.7%
Financial loss	196.4	15.0%	131.3	14.0%	215.5	20.5%
Inflation adjustment	(19.5)	(1.5)%	(6.7)	(0.7)%	26.5	2.5%
Other expense	7.1	0.5%	18.8	2.0%	69.8	6.6%
Income tax	24.9	1.9%	69.1	7.4%	(14.3)	(1.4)%
Total expenses	1,313.2	100.0%	936.9	100.0%	1,052.9	100%

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

Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	For the year ended December 31,
	2022	2021	2020

	(in million of U.S.$)
Income/(Loss) from continuing operations	165.6	(159.8)	(357.4)
Financial income	(63.9)	(28.1)	(35.7)
Financial loss	196.4	131.3	215.5
Inflation adjustment	(19.5)	(6.7)	26.5
Income tax	24.9	69.1	(14.3)
Amortization and depreciation	153.1	143.5	183.4
Adjusted EBITDA	456.7	149.3	18.1
Construction services revenue	(149.8)	(79.8)	(125.8)
Construction services cost	147.9	77.5	124.4
Adjusted EBITDA excluding Construction Services	454.8	147.0	16.7

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2022		2021		2020
		% of Change		% of Change		% of Change
	(in millions	against	(in millions	against	(in millions	against
	of U.S.$)	prior year	of U.S.$)	prior year	of U.S.$)	prior year
Aeronautical revenue	609.8	132.0%	262.8	19.5%	220.0	(69.6)%
Non-aeronautical Revenue
Commercial revenue	612.5	69.2%	362.1	39.4%	259.7	(46.1)%
Construction service revenue	149.8	87.8%	79.8	(36.6)%	125.8	(64.1)%
Other Revenue	6.6	191.1%	2.3	20.7%	1.9	(23.5)%
Total consolidated revenue	1,378.7	95.0%	706.9	16.4%	607.4	(61.0)%
Cost of Services
Concession fees	158.5	67.7%	94.5	24.1%	76.2	(53.5)%
Amortization and depreciation	145.8	7.9%	135.1	(22.3)%	174.0	14.1%
Cost of fuel	107.2	330.7%	24.9	90.3%	13.1	(69.9)%
Salaries and social security contributions	205.9	46.0%	141.0	13.3%	124.4	(34.9)%
Taxes	3.5	19.4%	2.9	(50.1)%	5.9	(65.4)%
Maintenance expenses	107.5	28.1%	83.9	2.2%	82.1	(36.3)%
Construction service costs	147.9	90.9%	77.5	(37.8)%	124.4	(64.2)%
Services and fees	56.8	26.8%	44.8	10.8%	40.5	(38.2)%
Provision for maintenance cost	3.5	(26.7)%	4.7	159.6%	1.8	(17.6)%
Office expenses	10.8	106.5%	5.2	40.1%	3.7	(73.6)%
Others	15.7	102.1%	7.8	3.5%	7.5	(36.2)%
Total Cost of Services	963.0	54.7%	622.4	(4.8)%	653.6	(42.6)%
Salaries and Social. Security contributions	32.3	52.6%	21.2	3.9%	20.4	(29.5)%
Amortization and depreciation	7.3	(12.4)%	8.4	(11.6)%	9.5	(4.2)%
Services and fees	44.8	45.1%	30.9	9.7%	28.3	(26.9)%
Taxes	45.3	82.8%	24.8	31.1%	18.9	(51.6)%
Maintenance expenses	1.9	108.4%	0.9	(21.1)%	1.1	(32.4)%
Advertising	1.7	81.1%	0.9	(41.7)%	1.6	(54.0)%
Office expenses	3.7	149.8%	1.5	20.7%	1.2	(76.5)%
Insurance	2.4	10.0%	2.1	5.9%	2.0	19.2%
Bad debts recovery	(18.2)	119.0%	(8.3)	184.7%	(2.9)	0.7%
Bad debts	13.4	(8.7)%	14.7	(10.2)%	16.4	(51.6)%
Others	6.8	35.7%	5.0	(5.4)%	5.3	(40.6)%
Total selling, general and administrative expenses	141.4	38.5%	102.1	0.3%	101.8	(39.5)%
Impairment loss of non-financial assets	(0.1)	(70.1)%	(0.4)	(99.4)%	(62.3)	45.5%
Other operating income	37.3	(12.7)%	42.8	(21.0)%	54.1	213.5%
Other operating expense	(7.0)	(62.1)%	(18.4)	144.5%	(7.5)	174.3%
Operating (loss)/ income	304.6	4,614.8%	6.5	(103.9)%	(163.7)	(173.2)%
Share of loss in associates	(1.0)	54.2%	(0.6)	(62.3)%	(1.7)	17.8%
Income/(Loss)before financial results and income tax	303.6	5,106.7%	5.8	(103.5)%	(165.4)	(174.4)%
Financial income	63.9	127.4%	28.1	(21.3)%	35.7	(31.2)%
Financial loss	(196.4)	49.6%	(131.3)	(39.1)%	(215.5)	(7.7)%
Inflation adjustment	19.5	190.8%	6.7	(125.2)%	(26.5)	4.5%
(Loss)/Income before income tax	190.5	(310.1)%	(90.7)	(75.6)%	(371.7)	(2,545.7)%
Income tax	(24.9)	(64.0)%	(69.1)	(583.4)%	14.3	(183.6)%
Income/(Loss) for continuing operations	165.6	(203.7)%	(159.8)	(55.3)%	(357.4)	18,880.4%
Loss from discontinued operations	—	—%	(21.2)	371.9%	(4.5)	14.1%
Income/(Loss) for the year	165.6	(191.5)%	(181.0)	(50.0)%	(361.9)	6,118.1%
Attributable to Owners of the parent	168.2	(242.8)%	(117.8)	(53.5)%	(253.1)	(2,880.8)%
Non-controlling interest	(2.5)	(96.0)%	(63.2)	(41.9)%	(108.8)	629.5%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31,
	2022		2021		2020
	(in millions	% of Total	(in millions	% of Total	(in millions of	% of Total
	of U.S.$)	Revenue	of U.S.$)	Revenue	U.S.$)	Revenue
Argentina	762.6	55.3%	362.9	51.3%	350.0	57.6%
Italy	117.2	8.5%	70.5	10.0%	58.3	9.6%
Brazil	89.3	6.5%	58.4	8.3%	51.4	8.5%
Uruguay	105.3	7.6%	51.3	7.3%	58.3	9.6%
Armenia	207.5	15.1%	98.4	13.9%	39.4	6.5%
Ecuador(1)	96.2	7.0%	65.2	9.2%	49.7	8.2%
Unallocated	0.6	0.0%	0.3	0.0%	0.2	0.0%
Total consolidated revenue(1)	1,378.7	100.0%	706.9	100.0%	607.4	100.0%
(1)	We account for the results of operations of ECOGAL using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intrasegment adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions	(in millions	(in millions
	of U.S.$)	of U.S.$)	of U.S.$)
Argentina
Aeronautical revenue	330.3	94.9	106.7
Non-aeronautical Revenue
Commercial revenue	308.1	214.5	147.5
Construction service revenue	124.2	53.5	95.8
Other revenue	—	—	—
Total revenue	762.6	362.9	350.0
Italy
Aeronautical revenue	70.4	37.5	29.4
Non-aeronautical Revenue
Commercial revenue	32.4	17.1	16.8
Construction service revenue	7.8	13.7	10.4
Other revenue	6.6	2.2	1.8
Total revenue	117.2	70.5	58.3
Brazil
Aeronautical revenue	36.6	24.1	20.9
Non-aeronautical Revenue
Commercial revenue	52.7	34.3	30.5
Construction service revenue	—	—	—
Other revenue	—	—	—
Total revenue	89.3	58.4	51.4
Uruguay
Aeronautical revenue	43.5	14.6	19.6
Non-aeronautical Revenue
Commercial revenue	48.6	31.4	29.4
Construction service revenue	13.2	5.3	9.3
Other revenue	0.0	0.0	0.1
Total revenue	105.3	51.3	58.3
Ecuador
Aeronautical revenue	68.4	46.5	28.1
Non-aeronautical Revenue
Commercial revenue	25.1	17.9	13.0
Construction service revenue	2.8	0.8	8.6
Other revenue	—	—	—
Total revenue	96.2	65.2	49.7
Armenia
Aeronautical revenue	60.7	45.3	15.3
Non-aeronautical Revenue
Commercial revenue	145.1	46.5	22.4
Construction service revenue	1.8	6.6	1.7
Other revenue	—	—	—
Total revenue	207.5	98.4	39.4
Unallocated
Aeronautical revenue	—	—	—
Non-aeronautical Revenue
Commercial revenue	0.6	0.3	0.2
Construction service revenue	—	—	—
Other revenue	0.0	0.0	0.0
Total revenue	0.6	0.3	0.2
Total consolidated revenue for all segments	1,378.7	706.9	607.4

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intrasegments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31,
	2022		2021		2020
	(in millions	% of Total,	(in millions	% of Total,	(in millions	% of Total,
	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)
Argentina	587.9	52.9%	380.2	51.2%	420.9	55.2%
Italy	111.6	10.0%	96.2	13.0%	86.6	11.3%
Brazil	84.7	7.6%	69.8	9.4%	75.5	9.9%
Uruguay	75.7	6.8%	49.1	6.6%	54.1	7.1%
Armenia	156.5	14.1%	68.7	9.2%	49.0	6.4%
Ecuador	70.9	6.4%	54.1	7.3%	52.5	6.9%
Unallocated	24.0	2.2%	24.8	3.3%	24.4	3.2%
Total segment expenses	1,111.3	100.0%	742.9	100.0%	762.9	100.0%

(1)Excludes income tax, financial loss, impairment loss.

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intrasegments adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions	(in millions	(in millions
	of U.S.$)	of U.S.$)	of U.S.$)
Argentina
Cost of Services	526.6	326.8	380.0
Selling, General and Administrative Expenses	56.1	38.5	38.2
Other operating expenses	5.2	14.9	2.7
Total Expenses	587.9	380.2	420.9
Italy
Cost of Services	94.6	83.2	72.2
Selling, General and Administrative Expenses	17.0	13.1	14.4
Other operating expenses	—	—	(0.0)
Total Expenses	111.6	96.2	86.6
Brazil
Cost of Services	71.1	59.2	60.8
Selling, General and Administrative Expenses	13.2	8.4	11.3
Other operating expenses	0.4	2.2	3.3
Total Expenses	84.7	69.8	75.5
Uruguay
Cost of Services	58.8	39.9	44.4
Selling, General and Administrative Expenses	16.4	9.0	9.5
Other operating expenses	0.5	0.2	0.3
Total Expenses	75.7	49.1	54.1
Ecuador
Cost of Services	57.6	44.4	42.8
Selling, General and Administrative Expenses	13.2	9.7	9.3
Other operating expenses	0.1	0.0	0.4
Total Expenses	70.9	54.1	52.5
Armenia
Cost of Services	142.7	56.8	39.5
Selling, General and Administrative Expenses	13.0	11.2	8.6
Other operating expenses	0.8	0.7	0.9
Total Expenses	156.5	68.7	49.0
Unallocated
Cost of Services	11.6	12.1	13.9
Selling, General and Administrative Expenses	12.4	12.2	10.4
Other operating expenses	0.0	0.4	0.0
Total Expenses	24.0	24.8	24.4

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue from Continuing Operations

Our revenue was U.S.$1,378.7 million for the year ended December 31, 2022, a 95.0% increase from U.S.$706.9 million for the year ended December 31, 2021. This increase in revenue of U.S.$671.7 million was principally derived from the revenue increase of U.S.$399.7 million in Argentina, and, to a lesser extent, U.S.$109.2 million in Armenia, U.S.$54.0 million in Uruguay, U.S.$46.7 million in Italy, U.S.$31.0 million in Ecuador and U.S.$30.9 million in Brazil.

Argentina

Revenue from our Argentina segment was U.S.$762.6 million for the year ended December 31, 2022, a 110.1%, or U.S.$399.7 million increase as compared to U.S.$362.9 million for the year ended December 31, 2021. This increase in revenues was mainly the outcome of:

●	an increase of U.S.$235.4 million, or 248.1%, in aeronautical revenue mainly due to an increase in passenger traffic mostly reflected in international passenger traffic after the relaxation of the governmental travel restrictions, and an increase in the domestic passenger tariff that we are entitled to charge under the AA2000 Concession Agreement;
●	an increase of U.S.$93.6 million, or 43.6%, in commercial revenue derived mainly from (i) an increase in revenue associated with parking facilities, duty free shop, Vip Lounge, among others, derived from the increase in passenger traffic; (ii) the increase of revenue associated with rental of spaces that was higher due to the increase in operations and the revenue recognition related to the debt acknowledgement, assignment of credits and collection of debts with Aerolineas Argentinas, and (iii) an offset associated with the decrease in revenues recorded in local currency, due to the Argentinian Peso devaluation against the U.S. dollar; and
●	an increase of U.S.$70.7 million, or 132.2%, in construction services revenue mainly associated with the construction works we performed at our airports in Argentina, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditures by Segment—Argentina.”

Italy

Revenue from our Italy segment was U.S.$117.2 million for the year ended December 31, 2022, a 66.3% or U.S.$46.7 million increase as compared to U.S.$70.5 million for the year ended December 31, 2021. This increase in revenue was mainly the result of: (i) an increase of U.S.$32.9 million, or 87.8%, in aeronautical revenue due to the increase in passenger traffic, and (ii) an increase of U.S.$15.4 million, or 90.0%, in commercial revenue associated with parking facilities, duty free shop, Vip Lounge, among others, derived from the increase in passenger traffic. This increase was partially offset by the depreciation of the Euro against the U.S. Dollar.

Brazil

Revenue from our Brazil segment was U.S.$89.3 million for the year ended December 31, 2022 a 52.8% or U.S.$30.9 million increase as compared to U.S.$58.4 million for the year ended December 31, 2021. This increase was mainly due to (i) an increase of U.S.$12.5 million, or 51.8%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions, (ii) an increase of U.S.$18.4 million, or 53.5%, in commercial revenue mainly associated with VIP Lounge, food and beverage and retail stores, derived from the increase in passenger traffic, and (iii) the appreciation of the Real against the U.S. dollar.

Uruguay

Revenue from our Uruguay segment was U.S.$105.3 million for the year ended December 31, 2022, a 105.2% or U.S.$54.0 million increase compared to U.S.$51.3 million for the year ended December 31, 2021. This increase was mainly derived from (i) an increase of U.S.$28.9 million, or 198.3%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions, (ii) an increase of U.S.$17.2 million, or 54.7%, in commercial revenue mainly associated with (a) higher passenger traffic at Duty free shops, VIP Lounge, parking facilities, among others,and (b) the increase in warehouse use fees as a result of the increase in cargo volumes, and (iii) the increase of U.S.$7.9 million, or 149.4%, in construction services revenue mainly associated with the construction works we performed at the Uruguay New Airports, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditure by Segment—Uruguay.”

Ecuador

Revenue from our Ecuador segment was U.S.$96.2 million for the year ended December 31, 2022, a 47.6% or U.S.$31.0 million increase as compared to U.S.$65.2 million for the year ended December 31, 2021. This increase was mainly due to: (i) an increase of U.S.$21.9 million, or 47.2%, in aeronautical revenue mainly associated with the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concession, and (ii) an increase of U.S.$7.1 million, or 39.6%, in commercial revenue mainly associated with duty free shops and food and beverage stores derived from the increase in passenger traffic, and the increase of revenue arising from fuel sales.

Armenia

Revenue from our Armenia segment was U.S.$207.5 million for the year ended December 31, 2022, a 111.0% or U.S.$109.2 million increase as compared to U.S.$98.4 million for the year ended December 31, 2021. This increase in revenue was mainly derived from: (i) an increase of U.S.$15.4 million, or 33.9%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions, which was partially offset by the depreciation of the Euro against the U.S. Dollar, and (ii) an increase of U.S.$98.6 million, or 211.9%, in commercial revenue mainly due to the increase in the sale of fuel at our Armenian airports, derived from the increase of 69% in price and 143% in volume, and to a lesser extent, higher passenger traffic at duty free and Vip lounge.

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2022 and 2021.

Cost of Services from Continuing Operations

Cost of services increase 54.7% to U.S.$963.0 million for the year ended December 31, 2022 compared to U.S.$622.4 million for the year ended December 31, 2021. This increase in cost of services of U.S.$340.6 million was derived from the increase of U.S.$199.8 million in Argentina, and, to a lesser extent, the increase of U.S.$85.9 million in Armenia, U.S.$18.8 million in Uruguay, U.S.$13.2 million in Ecuador, U.S.$11.9 million in Brazil, and U.S.$11.4 million in Italy.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$526.6 million for the year ended December 31, 2022, a 61.1% or U.S.$199.8 million increase as compared to U.S.$326.8 million for the year ended December 31, 2021. This increase in cost of services was primarily due to (i) the increase of U.S.$70.6 million in construction services costs associated with the increase in capital expenditures, (ii) the increase in concession fees that we were required to pay to the concessionaire as a consequence of the increase in revenues, (iii) the increase in salaries and social security contributions, and (iv) the increase in maintenance expenses due to higher airport operations. Since salaries, social security contributions and maintenance expenses are all expenses incurred in local currency, we were also affected by higher inflation than the Argentine peso’s devaluation against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$86.8 million for the year ended December 31, 2022, a 17.1% or U.S.$12.7 million increase from U.S.$74.1 million for the year ended December 31, 2021.

Italy

Cost of services from our Italy segment was U.S.$94.6 million for the year ended December 31, 2022, a 13.7% or U.S.$11.4 million increase as compared to U.S.$83.2 million for the year ended December 31, 2021. This increase in cost of services was mainly due to: (i) the increase in salaries and social contributions due to the increase in the number of employees, in line with higher airport operations, (ii) the increase in services and fees, mainly in porterage and aircraft cleaning, and security services, related to higher airport operations, and (iii) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in passenger traffic.

Depreciation and amortization included in cost of services was U.S.$7.0 million for the year ended December 31, 2022 a 4.4% or U.S.$0.3 million decrease from U.S.$7.3 million for the year ended December 31, 2021.

Brazil

Cost of services from our Brazil segment was U.S.$71.1 million for the year ended December 31, 2022, a 20.1% or U.S.$11.9 million increase as compared to U.S.$59.2 million for the year ended December 31, 2021. This increase was primarily due to: (i) the increase in concession fee in line with the previously agreed passenger curve, (ii) the increase in salaries and social contributions required under the union agreement, and (iii) the appreciation of the Real against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$11.1 million for the year ended December 31, 2022, a 12.5% or U.S.$1.2 million increase from U.S.$9.9 million for the year ended December 31, 2021 due to the increase in the passenger curve vis-à-vis the the previously agreed passenger curve and the expectactions under the Brazilian concessions for upcoming years which resulted in an increase of the depreciation and amortization we record under such concession.

Uruguay

Cost of services from our Uruguay segment was U.S.$58.8 million for the year ended December 31, 2022, a 47.2% or U.S.$18.8 million increase as compared to U.S.$39.9 million for the year ended December 31, 2021. This increase in cost of services was mainly due to: (i) increase in construction services cost incurred in connection with the works performed at the Uruguay New Airports, (ii) the increase in salaries and social contributions due to higher airport operations, the increase in the number of employees related to the Uruguay New Airports and the appreciation of Uruguayan Peso against de U.S. Dollar, (iii) the increase in maintenance expenses due to the increase in airport operations and the Uruguay New Airports, and (iv) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in revenue.

Depreciation and amortization included in cost of services was U.S.$6.7 million for the year ended December 31, 2022, a 41.6% or U.S.$4.8 million decrease from U.S.$11.4 million for the year ended December 31, 2021.

Ecuador

Cost of services from our Ecuador segment was U.S.$57.6 million for the year ended December 31, 2022, a 29.8% or U.S.$13.2 million increase as compared to U.S.$44.4 million for the year ended December 31, 2021. This increase in cost of services was mainly a consequence of (i) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in regulated revenue, (ii) the increase in services and fees due to the increase in airport operations and the reduction of governmental discount received during 2021, and (iii) the increase in maintenance expenses due to the increase in airport operations.

Depreciation and amortization included in cost of services was U.S.$5.3 million for the year ended December 31, 2022, a 8.9% or U.S.$0.5 million decrease from U.S.$5.9 million for the year ended December 31, 2021.

Armenia

Cost of services from our Armenia segment was U.S.$142.7 million for the year ended December 31, 2022, a 151.3% or U.S.$85.9 million increase as compared to U.S.$56.8 million for the year ended December 31, 2021. This increase in cost of services was mainly due to the increase in cost of fuel to support the increase of fuel sales.

Depreciation and amortization included in cost of services was U.S.$17.3 million for the year ended December 31, 2022, a 20.3% or U.S.$2.9 million decrease from U.S.$14.4 million for the year ended December 31, 2021.

Unallocated

Cost of services from our unallocated segment mainly contain the depreciation and amortization which have decreased 4.2% or U.S.$0.5 million from U.S.$12.1 million for the year ended December 31, 2021 to U.S.$11.6 million for the year ended December 31, 2022.

Gross Profit / (loss) from Continuing Operations

Based on the above, our gross profit increased by 391.7% or U.S.$331.2 million to a gain of U.S.$415.7 million for the year ended December 31, 2022, compared to a gain of U.S.$84.5 million for the year ended December 31, 2021.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses increased by 38.5% to U.S.$141.4 million for the year ended December 31, 2022 compared to U.S.$102.1 million for the year ended December 31, 2021. This increase of U.S.$39.3 million primarily derived from the increase of U.S.$17.6 million in Argentina, and, to a lesser extent, the increase of U.S.$7.4 million in Uruguay, U.S.$3.5 million in Ecuador, U.S.$4.8 million in Brazil, U.S.$4.0 million in Italy and U.S.$1.8 million in Armenia.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$56.1 million for the year ended December 31, 2022, a 45.8% or U.S.$17.6 million increase as compared to U.S.$38.5 million for the year ended December 31, 2021. This increase in selling, general and administrative expenses was primarily due to an increase in accrued taxes derived from the increase in revenue which was partially offset by the increase in bad debts recovery. The variation in selling, general and administrative expenses was also impacted by an increase in, expenses recorded in local currency, such as salaries and social contributions, as a result of a higher inflation than the Argentinian Peso’s devaluation against the U.S. dollar.

Our depreciation and amortization included in selling, general and administrative expenses for our Argentina segment during the year ended December 31, 2022 suffered non-significant variations as compared to the year ended December 31, 2021.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$17.0 million for the year ended December 31, 2022, a 30.3% or U.S.$4.0 million increase as compared to U.S.$13.1 million for the year ended December 31, 2021. This increase was mainly associated to services and fees due to the increase in gas and electricity fees.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$4.1 million for the year ended December 31, 2022, a 18.0% or U.S.$0.9 million decrease from U.S.$5.0 million for the year ended December 31, 2021.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$13.2 million for the year ended December 31, 2022, a 57.5% or U.S.$4.8 million increase as compared to U.S.$8.4 million for the year ended December 31, 2021. This increase resulted from (i) the increase in services and fees, and (ii) the increase in bad debt.

Our depreciation and amortization included in selling, general and administrative expenses for our Brazil segment during the year ended December 31, 2022 suffered non-significant variations as compared to the year ended December 31, 2021.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$16.4 million for the year ended December 31, 2022, a 82.4% or U.S.$7.4 million increase as compared to U.S.$9.0 million for the year ended December 31, 2021. This increase was mainly due to the increase in: (i)services and fees, associated with the consultancy fees in connection with the investment project presented to obtain tax benefits and (ii) the increase in VIP Lounge expenses and airlines commissions derived from the increase in passenger traffic.

Our depreciation and amortization included in selling, general and administrative expenses for our Uruguay segment during the year ended December 31, 2022 suffered non-significant variations as compared to the year ended December 31, 2021.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$13.2 million for the year ended December 31, 2022, a 35.7% or U.S.$3.5 million increase as compared to U.S.$9.7 million for the year ended December 31, 2021. This increase was mainly due to: (i) an increase in salaries and social security contributions as a consequence of the increase in payment of legal bonus to employees as a result of the increase in annual net results, (ii) an increase in services and fees due to an increase in management fee incurred in connection with the increase in revenues.

Our depreciation and amortization included in selling, general and administrative expenses for our Ecuador segment during the year ended December 31, 2022 suffered non-significant variations as compared to the year ended December 31, 2021.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$13.0 million for the year ended December 31, 2022, a 16.5% or U.S.$1.8 million increase as compared to U.S.$11.2 million for the year ended December 31, 2021. This increase was mainly due to the increase in salaries and social security contributions due to higher airport operations.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.4 million for the year ended December 31, 2022, a 567.0% or U.S.$0.3 million decrease from U.S.$0.1 million for the year ended December 31, 2021.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$12.4 million for the year ended December 31, 2022, a 1.2% or U.S.$0.2 million increase from U.S.$12.2 million for the year ended December 31, 2021.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.4 million for the year ended December 31, 2022, a 53.1% or U.S.$0.4 million decrease from U.S.$0.8 million for the year ended December 31, 2021.

Impairment Loss from Continuing Operations

In the year ended December 31, 2022, we recorded an impairment loss of U.S.$0.1 million. In the year ended December 31, 2021, we recorded an impairment loss of U.S.$0.4 million.

Other Operating Income from Continuing Operations

Other operating income decreased by 12.7% or U.S.$5.4 million to U.S.$37.3 million for the year ended December 31, 2022 compared to U.S.$42.8 million for the year ended December 31, 2021. This decrease was mainly due to a decrease of the U.S.$7.0 million in Brazil mainly due to a lower re-equilibrium compensation received under the Brazilian Concession Agreements in connection with the COVID-19 pandemic effects (see Note 8.1 to our Audited Consolidated Financial Statements) and a decrease in our Italian subsidiary, TA, mainly due to the government grant of U.S.$10.9 million recognized in 2021. These variations were partially offset by an increase in the grants to AA2000 for U.S.$8.0 million for the development of airport infrastructure derived from the increase in revenues.

Other Operating Expenses from Continuing Operations

Other operating expenses decreased by 62.1% or U.S.$11.4 million to U.S.$7.0 million for the year ended December 31, 2022 compared to U.S.$18.4 million for the year ended December 31, 2021. This decrease was mainly due to the decrease of U.S.$9.7 million in Argentina subsidiary AA2000, mostly due to the professional and technical fees in connection with the settlement of an environmental legal proceeding against AA2000 recognized in 2021.

Operating Income/(loss) from Continuing Operations

As a result of the foregoing, our operating income increased by 4,614.8% or U.S.$298.1 million to a gain of U.S.$304.6 million for the year ended December 31, 2022, compared to a gain of U.S.$6.5 million for the year ended December 31, 2021.

Share of Loss in Associates from Continuing Operations

Our share of loss in associated companies decreased by 54.2% to U.S.$1.0 million for the year ended December 31, 2022 compared to U.S.$0.6 million for the year ended December 31, 2021.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA, which is defined, with respect to each segment, as income from continuing operations before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations.”

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

	For the Year Ended December 31,
	2022				2021
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	277.9	60.8%	212.3	323.9%	65.6	43.9%
Italy	21.2	4.6%	21.0	10,506.3%	0.2	0.1%
Brazil	32.1	7.0%	13.1	69.1%	19.0	12.7%
Uruguay	35.3	7.7%	21.6	157.8%	13.7	9.2%
Armenia	68.9	15.1%	24.6	55.5%	44.3	29.7%
Ecuador	29.0	6.3%	12.8	79.5%	16.1	10.8%
Unallocated	(7.6)	(1.7)%	1.9	(20.4)%	(9.5)	(6.4)%
Total Adjusted EBITDA	456.7	100.0%	307.4	205.9%	149.3	100.0%

	For the Year Ended December 31,
	2022				2021
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	277.7	61.1%	212.2	324.4%	65.4	44.5%
Italy	19.5	4.3%	21.3	(1,186.2)%	(1.8)	(1.2)%
Brazil	32.1	7.1%	13.1	69.1%	19.0	12.9%
Uruguay	35.3	7.8%	21.6	157.8%	13.7	9.3%
Armenia	68.8	15.1%	24.7	56.1%	44.1	30.0%
Ecuador	29.0	6.4%	12.8	79.5%	16.1	11.0%
Unallocated	(7.6)	(1.7)%	1.9	(20.4)%	(9.5)	(6.5)%
Total Adjusted EBITDA excluding construction services	454.8	100.0%	307.8	209.3%	147.0	100.0%

Income/(loss) before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax increased by 5,106.7% or U.S.$297.8 million to a gain of U.S.$303.6 million for the year ended December 31, 2022, compared to a gain of U.S.$5.8 million for the year ended December 31, 2021.

Financial Income from Continuing Operations

Our financial income increased by 127.4% to U.S.$63.9 million for the year ended December 31, 2022, compared to financial income of U.S.$28.1 million for the year ended December 31, 2021. This increase of U.S.$35.8 million in financial income was primarily due to (i) higher interest income mainly derived from the increase in financial investment in our subsidiary AA2000 and, (ii) the increase in foreign exchange income mainly in our subsidiaries in Argentina.

Financial Loss from Continuing Operations

Our financial loss increased by 49.6% to U.S.$196.4 million for the year ended December 31, 2022, compared to financial loss of U.S.$131.3 million for the year ended December 31, 2021. This increase of U.S.$65.1 million in financial loss was primarily due to (i) the increase of U.S.$32.5 million in foreign exchange expenses mainly in our Argentina subsidiaries due to lower difference between inflation and devaluation in 2022 as compared to 2021, (ii) the increase of U.S.$ 38.8 million in interest expenses mainly due to the interest accrued from the liabilities related to the redemption of the preferred shares and the increase in AA2000 derived from the increase in financial debts, offset by the decrease of U.S.$7.6 million in changes in liability for concessions in ICAB as a result of a decrease in Brazilian index used to adjust the concession fee payable under the Brazilian Concession Agreements.

Inflation adjustment

Our inflation adjustment was a gain of U.S.$19.5 million for the year ended December 31, 2022, a 190.8% or U.S.$12.8 million increase compared to inflation adjustment gain of U.S.$6.7 million for the year ended December 31, 2021 due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Income/(loss) before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax increased by 310.1% or U.S.$281.2 million to U.S.$190.5 million for the year ended December 31, 2022, compared to the loss of U.S.$90.7 million for the year ended December 31, 2021.

Income Tax from Continuing Operations

Income tax expenses were U.S.$24.9 million for the year ended December 31, 2022, a 64.0% variation from income tax expenses of U.S.$69.1 million recorded for the year ended December 31, 2021. This U.S.$44.2 million decrease in income tax expense was primarily due the decrease in deferred income tax due to (i) the increase in deferred tax loss in 2021 primarily due to the change in the corporate income tax in Argentina, and (ii) the inflation adjustment of the tax losses carryforwarded from prior years in our subsidiaries in Argentina, offset by (i) a write-off of deferred tax assets made in 2022 in our Brazilian subsidiary, ICAB, as a consequence of a decrease in projections, which ultimately generated non recoverable fiscal credit and (ii) the decrease in gain of deferred tax in our Italian subsidiary, TA, due to the tax loss recognized in 2021.

Income/(loss) from Continuing Operations

As a result of the foregoing, our income from continuing operations increased by 203.7% to U.S.$165.6 million for the year ended December 31, 2022, which reflects a difference in gain of U.S.$325.4 million compared to the loss from continuing operations of U.S.$159.8 million for the year ended December 31, 2021.

Loss from Discontinued Operations

Loss from discontinued operations represents losses we have incurred for AAP disposing during the periods presented. We incurred a loss from discontinued operations for the year ended December 31, 2022 and 2021 in the amount of U.S.$0.0 million and U.S.$21.2 million, respectively.

Net Income/(loss)

Taking into account our income from continuing operations and our loss from discontinued operations, our net income increased by 191.5% to U.S.$165.6 million for the year ended December 31, 2022, which reflects a difference in gain of U.S.$346.6 million compared to the loss of U.S.$181.0 million for the year ended December 31, 2021.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

A comparison of the years ended December 31, 2021 and 2020 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 6, 2022.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan. See “Item 4 Company Information-Business Overview-Regulatory and Concessions Framework-Argentina-The AA2000 Concession Agreement -Investment Plan.”

In the year ended December 31, 2022, we spent U.S.$124.2 million on capital expenditures in Argentina, primarily for (i) construction of a new departure terminal building at the Ezeiza Airport; (ii) remodeling the Aeroparque Airport mainly to include exterior improvements such as sidewalks, landscaping and coastal filling; (iii) remodeling the Posadas Airport mainly associated with runway rehabilitation, taxi system and platform with adaptation of security strip; (iv) remodeling the Santa Rosa Airport mainly associated with runway rehabilitation, taxi system and platform, new beaconing system, remodeling and expansion of the passenger terminal; and (v) maintenance works at the terminal the San Juan Airport.

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

In the year ended December 31, 2022, TA spent U.S.$8.2 million on intangible assets and U.S.$1.5 million in property, plant and equipment (“PPE”), respectively. Intangible works focused primarily on design of Florence Airport new terminal and Master plan. PPE investments focused primarily on parking system at Pisa Airport. In the year ended December 31, 2021, TA spent U.S.$16.1 million on intangible assets and U.S.$3.8 million in property, PPE, respectively. Intangible works focused primarily on flight infrastructure at the Florence Airport and the new baggage handling system both in Pisa and Florence Airports. PPE investments focused primarily on final supply of x-ray machines related to the new BHS, new operating machines, vehicles and electronic devices in both Pisa and Florence Airports. In the year ended December 31, 2020, TA spent U.S.$10.6 million on intangible assets and U.S.$3.3 million in PPE, respectively. Intangible works focused primarily on the new baggage handling system both in Pisa and Florence Airports, terminal developments in the Pisa Airport and rainwater management system in airside area in the Florence Airport. PPE investments focused primarily on x-ray machines related to the new BHS, new operating machines, vehicles and electronic devices.

In partnership with the Italian Government, we have developed an investment plan for Florence Airport to invest approximately Eur 404 million in capital expenditures for intangible assets. Currently, this airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Plans are underway to build a new terminal and runway. During the next five years, we expect that our subsidiary TA will incur these capital expenditures, subject to final approval of the Florence Master Plan. We expect that approximately 50% of the amounts to be invested in connection with the new terminal and the runway to be assumed by the local government.

CAAP and the Italian Government are currently in discussions to develop a EUR480 million infrastructure plan for both the Florence and Pisa Airports. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include:

Florence Airport:

●	Amount: EUR404 million, of which approximately EUR254 million is expected to be financed with free cash flow and new borrowing, by TA and the balance to be financed with sovereign grants.
●	Timing of execution: between 2023 and 2026.
●	The plan is expected to include a new terminal of approximately 39,900 square meters (existing terminal area is approximately 19,420 square meters) and a new runway of approximately 2,200 meters in length (existing runway length is approximately 1,560 meters).

Pisa Airport:

●	Amount: EUR76 million, which is expected to be entirely financed with free cash flow and new borrowing by TA.
●	Timing of execution: between 2023 and 2026.
●	The plan is expected to include the expansion of the existing terminal by approximately 13,320 square meters (existing terminal area is approximately 32,115 square meters), as well as the expansion of the existing aircraft parking area.

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. See “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement—Master Development Program.”

In the year ended December 31, 2022, we spent U.S.$1.8 million on capital expenditures at the Brasilia Airport, primarily for fixing remote gates within the Brasilia Airport. In the year ended December 31, 2021, we spent U.S.$1.8 million on capital expenditures at the Brasilia Airport, primarily for software acquisition and improvements for the relocation of rental spaces. In the year ended December 31, 2020, we spent U.S.$2.9 million on capital expenditures at the Brasilia Airport, primarily for pick-up square at the amount of U.S.$1.3 million, U.S.$0.5 million for Bank of Brasília VIP Lounge and remote boarding at the amount of U.S.$0.3 million.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$8.7 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we are moving forward with the adjusted, lower-capital intensive model, that we believe will encompass a mix of commercial offerings funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

In the year ended December 31, 2022, we spent U.S.$159 thousand on capital expenditures at the Natal Airport, primarily to purchase generators, UPS batteries and protective suits, for other general airport maintenance and operation matters. In the year ended December 31, 2021, we spent U.S.$41.5 thousand on capital expenditures at the Natal Airport, primarily due to the acquisition of fire trucks. In the year ended December 31, 2020, we spent U.S.$0.3 million on capital expenditures at the Natal Airport, primarily due to software user license.

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

In the year ended December 31, 2022, we spent U.S.$17.2 million on capital expenditures primarily for (i) construction of new terminal and runway and improving lightning and beaconing at Carmelo Airport and advance payment made to the National System of International Airports (known as SINAI) for works to be completed at the different airports. In the year ended December 31, 2021, we spent U.S.$0.1 million on capital expenditures at the Carrasco Airport, primarily for the works performed in the underground access gate. In the year ended December 31, 2020, we spent U.S.$1.1 million on capital expenditures at the Carrasco Airport, primarily for vehicles, replacement of screens and the security system equipment.

In the year ended December 31, 2022, we spent U.S.$2.8 million on capital expenditures at the Punta del Este Airport, primarily for construction of three new hangars, beaconing and runway edge. In the year ended December 31, 2021, we spent U.S.$5.4 million on capital expenditures at the Punta del Este Airport, primarily for the construction of three new hangars, acquisition of fire trucks, security equipment and improvement in passenger’s terminal. In the year ended December 31, 2020, we spent U.S.$9.7 million on capital expenditures at the Punta del Este Airport, primarily for the works performed in the runaways, construction of perimeter fence, the lightning of commercial and general aviation platforms. Additionally, CAISA recognized an intangible asset of U.S.$4.4 million related to the concession fee it must pay in accordance with the concession agreement.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$73.5 million, as required by contract. We do not expect to incur in optional expenditures. Likewise, during the next five years and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$10.5 million in the Punta del Este Airport, all required by contract. We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program. See in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Ecuador” the “The Guayaquil Concession Agreement—Master Plan” and “The Galapagos Concession Agreement—Master Plan.”

In the year ended December 31, 2022, we spent U.S.$1.8 million on capital expenditures at the Guayaquil Airport, primarily for the airport apron, machine and equipment and the purchase of electric vehicles . In the year ended December 31, 2021, we spent U.S.$0.8 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07. In the year ended December 31, 2020, we spent U.S.$10.5 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07.

In the year ended December 31, 2022, we spent U.S.$122 thousands on capital expenditures at the Galapagos Airport, primarily for maintenance of airport roadway . In the year ended December 31, 2021, we spent U.S.$70 thousands on capital expenditures at the Galapagos Airport, primarily for the purchase of an electric vehicle and an electricity generator. In the year ended December 31, 2020, we spent U.S.$89 thousands on capital expenditures at the Galapagos Airport, primarily for upgrading works of Airport Lutrom System.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$12.2 million in the Guayaquil Airport, of which U.S.$8.0 million are expenditures required by contract and U.S.$4.2 million are optional expenditures. Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$10 million in the Galapagos Airport, all of which are expenditures required by contract.

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

In the year ended December 31, 2022, we spent U.S.$5.1 million at the Zvartnots Airport and U.S.$0.7 million at the Shirak Airport on capital expenditures, primarily for (i) remodeling works at the Shirak Airport which mainly included works made at the departure and arrival halls, (ii) construction works at the Zvartnots Airport which mainly included building reparation, and (iii) upgrade of systems and security equipment. In the year ended December 31, 2021, we spent U.S.$2.1 million at the Zvartnots Airport and U.S.$5.5 million at the Shirak Airport on capital expenditures, primarily for renovation works at the Shirak Airport, renovation of runway of C station in Zvartnots Airport and the acquisition of PPE, mainly on a snow cleaning machine, computer appliances and cameras. In the year ended December 31, 2020, we spent U.S.$1.2 million at the Zvartnots Airport and U.S.$1.5 million at the Shirak Airport on capital expenditures, primarily for fundamental renovation works in Shirak Airport and the acquisition of PPE, mainly on a fuel truck and forklift.

During the next five years, AIA expects to incur U.S.$42.0 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

CAAP and the Armenian Government are currently in discussions to develop a $400 million infrastructure plan to be implemented between 2023 and 2027. In addition to adding new boarding gates, check-in counters and stand positions, the infrastructure plan is also anticipated to expand the terminal area by approximately 40,000 square meters (existing terminal area is approximately 34,000 square meters) and the commercial space by approximately 6,200 square meters (existing commercial space is approximately 12,600 square meters). The infrastructure plan, once agreed, is expected to be financed with new borrowing, by AIA.

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

In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 2.X to our Audited Consolidated Financial Statements.

Recent Accounting Pronouncements

We summarize the recent accounting pronouncements in Note 2.A to our Audited Consolidated Financial Statements

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

COVID-19 Virus Impact

Although COVID-19 virus had an impact in the global economy and in particular in the aviation industry during 2020 and 2021, there was an increase in traffic across all countries in 2022 compared with previous years as travel restrictions have been lifted mainly during the second semester of 2021 and continued during 2022.

In 2022, our passenger traffic increased 83.7% compared to 2021 with 65.6 million passengers served (35.7 million passengers served in 2021). Subsequently, CAAP passenger traffic during 2022 has increased in line with the recovery of the aviation industry.

Our Brazilian Segment

In connection with the BNDES Refinancing (see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”), the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating), of at least B-/B3, which has been achieved in April, 2022, being in compliance as of December 31, 2022.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021 fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES Refinancing. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.”

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of the amount due and payable of the fixed concession fee on December 31, 2021 and, even though, the Brazilian Ministry of Infrastructure granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings to seek declarament of ICAB’s payment obligations default.

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

Impact of conflict between Russia and Ukraine

The ongoing war between Russia and Ukraine is disrupting international travel from and to Russia and Ukraine. This conflict has, and may continue to, disrupt supply chains, cause instability in the global economy and disrupt international travel from and to Russia affecting the countries generally served by the Company, mainly Armenia. Moreover, there has been an increase in the costs of raw materials and expenses for utilities, being caused mainly by the conflict.

In addition, following Russia’s invasion of Ukraine, several sanctions have been announced against Russia, including, among others, travel bans and asset freezes impacting business and financial organizations in connection with Russia. Wider sanctions and other actions could be imposed if the conflict further escalate.

As a result of the above and considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent to which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The company evaluated the potential risks and identified that the main affected operations could be that of Armenia, considering the current routes on which the group operates. The current routes from Russian airlines were taken over by other airlines. However, the Company is closely monitoring the situation. See Note 1 of our Consolidated Financial Statements and see Risk factor “Item 3.D Key Information—The ongoing war between Russia and Ukraine has and will likely continue to disrupt or impact the connecting flights between our Armenian Airports and Russia, which could affect our results of operation.”

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2022, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$25.5 million, of which U.S.$19.4 million had been reserved as of such date. As of December 31, 2022, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$7.4 million, of which U.S.$6.3 million had been reserved as of such date. As of December 31, 2022, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$13.4 million, of which U.S.$11.1 million had been reserved as of such date.

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

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2022, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Contractual Restrictions

The ability of our operating subsidiaries to pay dividends is also subject to contractual debt covenant restrictions (see “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”).

Argentina Foreign Exchange Regulations

General Requirements to Access to the Foreign Exchange Market

As a general rule, and in addition to any rules regarding the specific purpose for access, certain general requirements must be met by a local company or individual to access the Foreign Exchange Market for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad, payment of services rendered by non-residents, remittances of profits and dividends, payment of principal and interest on foreign indebtedness, payments of interest on debts for the import of goods and services, among others) without need of the Argentine Central Bank’s prior clearance. Among others the main restrictions include: not having performed, on the day in which the access to the Foreign Exchange Market is required and in the previous 90 calendar days, and the commitment not to perform within the subsequent 90 calendar days (the “Blocking Period”), the following transactions (among other restricted transactions):

●	sales of foreign-currency denominated securities in Argentina with settlement in foreign currency;
●	transfers of securities issued by a resident to depositories located abroad; and

●	purchase of securities representing private debt issued in a foreign jurisdiction; and/or (7) delivery of funds in Pesos or other Argentine assets (other than funds in foreign currency deposited in an Argentine bank account) to any individual or entity, resident or non-resident, affiliated or not, receiving as a previous or subsequent consideration, directly or indirectly, by itself or through an affiliated, controlled or controlling entity, foreign assets, cryptoassets or securities deposited in a foreign jurisdiction.

Transfer of Funds Abroad for Payment of Dividends

According to the Foreign Exchange Regulations, payment of dividends is subject to the Argentine Central Bank’s prior clearance unless certain exceptions are met. Among other exceptions and requirements, the Foreign Exchange Regulations establish the following requirements in order to allow access to the Foreign Exchange Market for the payment of dividends:

●	The dividends distribution shall arise from audited and approved financial statements;
●	The total amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting;
●	The company registers direct capital contributions which were exchanged into Pesos through the Foreign Exchange Market since January 17, 2020;
●	The total amount of the transfers effected for this purpose through the Foreign Exchange Market as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the Foreign Exchange Market as of the referred date;
●	The acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item (c) above;
●	The company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and
●	The company must have disclosed the aforementioned capital contributions in the last filing due under the Reporting Regime of External Assets and Liabilities.

Transfer of Funds Abroad for Payment of Debt

The Argentine Foreign Exchange Regulations establish the obligation of entry and exchange into Argentine pesos through the Argentine Foreign Exchange Market of new external debts disbursed as of September 1, 2019 as a requirement for subsequent access to the Argentine Foreign Exchange Market, (unless certain exceptions are met, such as the case of exchanges or capitalization of interest) in order to cancel principal and interest services of said indebtedness.

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

Among other cases, Argentine residents are authorized to make payments of services of financial debts abroad or of local debt securities prior to the period allowed by the regulations (three days prior to expiration of the relevant service of principal or interest), subject to fulfillment of the following conditions: (i) it involves external financial debt authorized by the regulations to have access to the Argentine Foreign Exchange Market for debt repayment purposes, and the related contracts provide for the crediting of funds in escrow accounts for future foreign debt servicing purposes, (ii) the funds acquired are deposited in foreign currency accounts of their ownership opened in local financial institutions constitution of the guarantees in offshore accounts shall only be authorized when this is the sole and exclusive alternative set forth in the financing agreements entered into before August 31, 2019, (iii) the accumulated amounts do not exceed the value of the next debt service, (iv) access is made for a daily amount that does not exceed 20% of the amount set forth in (iii), and (v) the bank must have verified that the indebtedness complies with the exchange regulations by which such access is admitted. Foreign currency funds not used in the cancellation of the committed debt service must be settled in the Argentine Foreign Exchange Market within 5 business days after the expiration date of the respective debt service.

Likewise, among other cases, the Argentine Foreign Exchange Regulations also provide that prior approval of the Argentine Central Bank will not be necessary to access the Argentine Foreign Exchange Market for pre-cancellation with more than three business days prior to the expiration of services of principal and interest on financial debts abroad as long as all the following conditions are met: (i) the pre-cancellation is made simultaneously with the liquidated funds of a new financial debt disbursed, (ii) the average term of the new indebtedness is greater than the average remaining term of the debt that is pre-paid, (iii) the maturity of the first principal service of the new indebtedness is not prior to the first expected future maturity of the principal service of the debt that is canceled, and (iv) the amount of the first principal service of the new indebtedness does not exceed the amount of the first planned future principal service of the debt that is canceled.

In addition, among other cases, no prior consent from the Argentine Central Bank is required to pre-cancel interest of external financial debt in the context of a process of exchange of debt securities with an anticipation of more than three business days, as long as (i) the prepayment is made in the context of an exchange of debt securities issued by the client requesting access to the Argentine Foreign Exchange Market, (ii) the aggregate amount to be prepaid corresponds to accrued interest until the exchange closing date; (iii) the average life of the new securities is longer than the remaining average life of the securities subject to the exchange; and (iv) the aggregate principal amount of the new securities shall not exceed the aggregate principal amount outstanding under the securities subject to the exchange.

Limitations for the repayment of foreign-currency-denominated financial debt - Refinancing Plan

According to item 3.17 of the Foreign Exchange Regulations, a refinancing plan must be furnished to the Argentine Central Bank (the “Refinancing Plan”) in order to have access to the Foreign Exchange Market for, among other cases, the repayment of principal maturing on or before December 31, 2023 (the “Statutory Period”) under external financial indebtedness with non-related parties and foreign-currency-denominated securities issued in the local market (including, in both cases, the indebtedness of financial institutions for own operations and excluding borrowings granted or guaranteed by international organizations and official credit agencies).

The Refinancing Plan shall comply, at least, with the following requirements:

●	60% of the outstanding principal amount under the relevant financings with maturities falling during the Statutory Period should be refinanced with a new financing or debt restructuring with an average life of not less than two years; and
●	the remaining 40% of the outstanding principal amount under the relevant financings with maturities falling during the Statutory Period can be repaid under the original terms.

These restrictions do not apply to the repayment of principal for amounts not exceeding U.S.$2 million per calendar month in all financial institutions. In addition, access to the Foreign Exchange Market for the repayment of principal amounts in excess of 40% of the outstanding principal amounts under the relevant financing will be granted in certain cases provided by the Foreign Exchange Rules, such as the issuance of Export Increase Certificates or the repatriation and exchange into Pesos of new securities issuances or external financial debts.

The Refinancing Plan must be filed at least 30 calendar days before the maturity date of the relevant financings to be refinanced. In addition, item 3.17 of the Foreign Exchange Regulations establishes that the Refinancing Plan should not be furnished in the following cases:

●	financial indebtedness originated as of January 1, 2020 and whose proceeds have been repatriated and exchanged into Pesos through the Foreign Exchange Market;
●	indebtedness originated as of January 1, 2020 and that constitute refinancing to reach the parameters established in item 3.17; and
●	the remaining portion of maturities already refinanced to the extent that the refinancing reached the parameters established in item 3.17 (including hold-outs of refinanced debt).

External financial debt with related parties

Subject to certain exceptions, repayment of principal of external financial debt with related parties is subject to the Argentine Central Bank’s prior approval until December 31, 2023.

Off-Balance Sheet Risks

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

Cash Flows

Years ended December 31, 2022 and 2021

Operating Activities

The net cash provided by operating activities was U.S.$302.6 million for the year ended December 31, 2022, a 180.3% or U.S.$194.7 million increase in net cash provided by operating activities as compared to U.S.$108.0 million in net cash provided by operating activities for the year ended December 31, 2021, as a result of the increase of U.S.$287.9 million in cash provided by operating activities derived from the increase in our airports activity. This increase was principally offset by: (i) the increase of U.S.$71.7 million in capital expenditures mainly in Argentina due to the construction of the new departure terminal building at the Ezeiza Airport and remodeling the Aeroparque Airport, Posadas Airport, Santa Rosa Airport and works at the terminal of the San Juan Airport, see “Item 5 Operating and Financial Review and Prospects—Capital Expenditures by Segment—Argentina,” (ii) the increase of U.S.$19.8 million in income tax paid mainly by AIA and Corporación America S.A. derived from the dividend distribution made in 2021, and (iii) the decrease of U.S.$1.8 million in grants received from local authorities during 2022.

Investing Activities

The net cash provided by investing activities was U.S.$9.4 million for the year ended December 31, 2022, a 2.5% or U.S.$0.2 million increase as compared to U.S.$9.6 million in net provided by investing activities for the year ended December 31, 2021. The increase in the net cash provided by investing activities was primarily due to the financial investing made during 2022 explained by the increase of U.S.$115.0 million in disposal of other financial assets mainly in AA2000, TAGSA, AIA, and the release of restricted cash in the interest payment account in ACI Sudamérica, partially offset by the decrease in disposal of other financial assets in CAS Panamá. Such increase was partially offset by the increase of U.S.$113.7 million in acquisition of other financial assets mainly in AA2000, TAGSA, AIA, partially offset by the decrease in acquisition of other financial assets in CAS Panamá.

The net cash used in discontinued investing activities was U.S.$14.7 million for the year ended December 31, 2022, a 489.2% or U.S.$12.2 million increase as compared to U.S.$2.5 million in net used in discontinued investing activities for the year ended December 31, 2021 due to the disbursement of the outstanding balance related to AAP disposal.

Financing Activities

The net cash used in financing activities was U.S.$ 234.3 million for the year ended December 31, 2022, a 6,285.6% or U.S.$230.6 million increase as compared to U.S.$3.7 million in net cash used in financing activities for the year ended December 31, 2021 primarily as a result of:

(i)	the payment of U.S.$172.0 million for the redemption of preferred shares under the AA2000 Concession Agreement;
(ii)	the increase of U.S.$61.9 million in loans repaid mainly due to the increase of: (a) U.S.$61.9 million mainly derived from the prepayment of the borrowings made by Ameriabank C.J.S.C. in AIA, (b) the increase of U.S.$9.7 million in AA2000 and U.S.$4.8 million in ICAB, partially offset by (c) the decrease of U.S.$17.4 million in Uruguay due to the prepaid of the local bonds in Puerta del Sur in 2021;
(iii)	the increase of U.S.$25.3 million in interest paid mainly due to U.S.$10.1 million in AA2000 as a result of the increase in debt, U.S.$6.2 million in ICAB, and U.S.$10.2 million interest paid in ACI Sudamérica derived from the capitalization of interest in 2021 considering the PIK period of the Uruguayan Series 2021 Notes (See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”);

(iv)	the increase of U.S.$9.0 million in dividends paid to non-controlling interests from TAGSA and TA; and
(v)	this variation was partially offset by: (a) the decrease of U.S.$18.4 million in debt renegotiation expenses capitalization mainly in AA2000 and ACI Sudamerica, (b) the increase of U.S.$12.7 million in proceeds from cash contributions made by the non-controlling interest in ICAB, and (c) the increase of U.S.$5.4 million in proceeds from borrowings mainly due to the increase of: (I) U.S.$26.4 million in AA2000 mainly due to the issuance of new notes and new banks loans, (II) the increase of U.S.$21.1 million in AIA due to the new loan agreement made by Ameriabank C.J.S.C., partially offset by (III) the decrease of U.S.$22.9 million in ACI Sudamérica derived from the new money offering in connection with the Uruguayan Series 2021 Notes net of the funds allocated to the creation of the interest payment account, (IV) the decrease of U.S.$14.1 million in our subsidiaries in Uruguay, PDS and CAISA due to banks loans obtained in 2021, and (V) the decrease of U.S.$4.1 million in TA due to banks loans obtained in 2021. See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Years ended December 31, 2021 and 2020

A cash flow comparison of the years ended December 31, 2021 and 2020 has been omitted from this annual report, but may be found in “Item 5 Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2021, filed with the SEC on April 6, 2022.

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

AA2000 may redeem the Argentine Notes in whole or in part at the following redemption prices:

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

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to U.S.$500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes. The principal value was increased up to U.S.$1,500 million after an ordinary general meeting of holders held on June 15, 2021 and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval.

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

The Argentine 2021 Notes and the Existing Notes not exchanged are secured by the collateral currently securing the Existing Notes on a pro rata and pari passu basis. In addition, to secure its obligations under the Argentine 2021 Notes, AA2000, together with the relevant parties thereto, amended the cargo trust agreement dated August 9, 2019, entered into by AA2000 and the trustee (as amended, the “Cargo Trust”) in order to include holders of Argentine 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the AA2000 Concession Agreement

Once the Existing Notes not exchanged in the exchange offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Argentine 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Argentine 2021 Notes. In accordance with the AA2000 Concession Agreement, the collateral assignment of revenue must be authorized by the ORSNA. On October 15. 2021, the ORSNA approved the amendment of the Tariffs Trust and of the Cargo Trust to include the Argentine 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Argentine Central Bank to establish a non-interest-bearing U.S. dollar trust account in the United States to secure the Argentine 2021 Notes. The main covenants and guarantees remain unchanged. Additionally, it has been established in the offering memorandum that the compliance of the financial ratios do not begin to apply until June 2023

Additional New Money Offering

In addition to the exchange offer completed on October 28, 2021 (as described above), on November 4, 2021, AA2000 issued U.S.$62.0 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, this is November 1, 2028, bearing an annual interest rate of 9.500% (the “New Money 2021 Notes”). This Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million.

Argentine Notes – Series 2020 Class 2

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of U.S.$40 million maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference “A” 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA). In June 2022, AA2000 repurchased U.S.$2 million of dollar-linked Class 2 notes issued in August 2020. In August 2022, U.S.$25.4 million of these notes were exchanged for dollar-linked Class 9 Notes, while at the maturity date, in August 2022, AA2000 repaid the remaining U.S.$12.6 million.

Argentine Notes – Class 3

On September 8, 2021, AA2000 issued U.S.$30.5 million aggregate principal amount of 4.00% Class 3 Notes, repayable in a single payment maturing in September 2023.

Argentine Notes – Class 5 and 6

On February 21, 2022, AA2000 issued U.S.$174 million of dollar-linked notes, in the local market, in two tranches:

●	U.S.$138 million of Class 5 Notes, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027 (the “Class 5 Notes”). AA2000 will use these proceeds to fund infrastructure works in certain of the Group “A” airports, within the National Airports System; and
●	U.S.$36 million of Class 6 Notes, with an interest rate of 2%, maturing in February 2025.

Argentine Notes – Class 7

On July 8, 2022, AA2000 issued U.S.$20 million of dollar-linked Class 7 Notes in the local market, at a 0% interest rate, repayable in a single installment in July 2025.

Argentine Notes – Class 9

On August 19, 2022, AA2000 issued U.S.$30 million of dollar-linked Class 9 Notes in the local market, at a 0% interest rate, repayable in three installments of U.S.$10 million each, in February, May and August 2026. The integration of the nominal value amounted to U.S.$25.4 million through the exchange of Class 2 Notes while the remaining U.S.$4.6 million were in integrated in AR$.

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

To secure its obligations under the 2019 Credit Facilities, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 has transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina S.A. (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the AA2000 Concession Agreement; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

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

In November 2021, the 2020 Bilateral Loans were precancelled with the proceeds from the Syndicated Loan.

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

In November 2021, the February 2021 Bilateral Loans were precancelled with the proceeds from the Syndicated Loan.

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

In November 2021, the May 2021 Bilateral Loans were prepaid with the proceeds from the Syndicated Loan.

In addition, on May 17, 2021 the Offshore Credit Facility was amended by reducing by 50% the amount of principal payable on May, August, and November 2021, while the remaining 50% was scheduled to be paid in June, September and December 2021.

Syndicated Loan

On November 18, 2021, AA2000 agreed with the Lenders, the granting of the Syndicated Loan, which could be disbursed, at each of the bank’s sole discretion, in seven disbursements in U.S. Dollars or Argentine Pesos, as per the framework agreement concluded between AA2000 and the Lenders on October 26, 2021, and is secured by the Argentine Collateral Trust Agreement.

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

Amendment to the Syndicated Loan and the 2019 Credit Facilities

On February 2, 2022, AA2000 and the corresponding Lenders agreed to the following amendments:

●	amendment to the amortization scheme of capital instalments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total amount of U.S.$11,666,667, the later amount being payable in six equal instalments maturing in February, March, May, June, August and September 2022;
●	the 2019 Onshore Credit Facility Agreement was amended in order to reflect the adjustments made on the Offshore Credit Facility, and to also replicate the covenants provided for under the Syndicated Loan; and
●	the Syndicated Loan was amended in order to align its provisions with the newly amended 2019 Credit Facilities.

On February 22, 2022, disbursements under the Syndicated Loan were used to repay the installments due on February 2022 of the 2019 Onshore Credit Facility Agreement and the 2019 Offshore Credit Facility Agreement, in the amount of AR$803.9 million and U.S.$3.9 million, respectively.

On March 2, 2022, Citibank disbursed AR$207 million in order to offset the installments of the 2019 Offshore Credit Facility Agreement due in March 2022.

On April 13, 2022, AA2000 prepaid AR$3,904 million in principal amount of the outstanding loans in AR$ granted by the Lenders.

On May 24, 2022, disbursements of the Syndicated Loan were used to repay the installments due on May 2022 of the 2019 Onshore Credit Facility Agreement and the 2019 Offshore Credit Facility Agreement, in the amount of AR$893.5 million and U.S.$3.9 million, respectively.

On June 1, 2022, Citibank disbursed AR$234.2 million in order to offset the installments of the 2019 Offshore Credit Facility Agreement due in June 2022.

On July 14, 2022, AA2000 prepaid the outstanding amount of the 2019 Onshore Credit Facility Agreement and the 2019 Offshore Credit Facility Agreement denominated in AR$, for AR$2,180.5 million in principal amount.

On August 16, 2022, disbursements under the Syndicated Loan were used to repay the installments due in August 2022 to Citibank N.A., S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A., Industrial and Commercial Bank of China (Argentina), under the 2019 Onshore Credit Facility Agreement and the 2019 Offshore Credit Facility Agreement, which amounted to AR$1,543.5 million.

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

On July 29, 2021, AA2000 and Banco Macro S.A. entered into a second refinancing agreement under which the outstanding principal amount was scheduled to be paid in three equal installments on July 25, 2022, October 23, 2022, and December 23, 2022, and accrued interest at an annual rate of 7.75%, payable in six installments, on October 28, 2021, January 26, 2022, April 26, 2022, and the remaining three together with the principal installments. To secure its obligations under this refinancing agreement, AA2000 assigned 85% of its future credit rights against Aerolíneas Argentinas S.A. related to the domestic passenger use fees. As of December 31, 2022, this agreement was fully repaid.

On March 25, 2022, AA2000 entered into a commitment agreement with Banco Macro for funds to be eventually disbursed, up to U.S.$40 million, which will be used for, among other things, works to be completed at our airports, payments to be made in connection with the shares redemption under the AA2000 Concession Agreement and repayment of amounts due to the ORSNA pursuant to the agreement entered into with ORSNA on September 2, 2021 and approved by Resolution 60/21.

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

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of U.S.$10 million, accruing interest at a variable rate equivalent to three-month SOFR plus spread of 7.875% and withholding taxes. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

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

On November 2020, the holders of the Italian Notes waived any default and event of default that would otherwise arise as a result of the testing of the CA Italy’s leverage ratio in respect of the calculation dates falling on June 30, 2020 and December 31, 2020.

On June  2021, holders of the Italian Notes waived any default and event of default that would otherwise arise as a result of CA Italy’s leverage ratio in respect to the calculation dates June 30, 2021, and consequently no Lock-Up Event Put Option could be exercised.

On December 2021, holders of the Italian Notes waived any default and event of default that would otherwise arise as a result of CA Italy’s leverage ratio in respect of the calculation dates December 31, 2021 and June 30, 2022, and consequently no Lock-Up Event Put Option could be exercised.

On December 2022, holders of the Italian Notes waived any default and event of default that would otherwise arise as a result of CA Italy’s leverage ratio in respect of the calculation dates December 2022, and June 2023, and consequently no Lock-Up Event Put Option may be exercisable during such period.

TA

On June 30, 2015, TA entered into the following bank loans (i) with MPS Capital Service for the principal amount of €12.8 million to mature on June 2022, and (ii) with “Banca Infrastruture Innovazione e Sviluppo” (“BIIS”), for the principal amount of €40.0 million to mature in September 2027. These loans were mainly used to finance and support infrastructure investments at the Florence and Pisa Airports.

Moreover, three loans have been subscribed by TA’ subsidiary, Jet Fuel. The aggregate amount under the first two loans is €0.5 million, and must be repaid before June 2023 and June 2024, respectively. The third loan amounts to €0.2 million and must be repaid before December 2023. These three loans were granted by Banco BPM in March 2017, January 2018 and July 2021, to support operating investment (aircraft refuellers).There are no financial parameters or covenants that need to be complied under these loans.

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

During 2022, TA subscribed the following short term loans: (i) with BPM S.p.A for the principal amount of €3.5 million which originally to matured in January 2023 but has been extended to August 2023, (ii) with Banca Nazionale del Lavoro S.p.A. for the principal amount of €5.0 million which will mature in May 2023, (iii) three different loans with Unicredit S.p.A. for the aggregate amount of  €8.5 million, originally to matured by the end of March 2023 but will be extended to September 2023, (iv) with Intesa San Paolo for the principal amount of €11 million originally to matured in March 2023 but was extended to June 2023, (v) with Unicredit S.p.A. for the principal amount of €1.0 million originally to matured in March 2023 but was extended to June 2023, and (vi) with Monte dei Paschi di Siena for the principal amount of €11 million originally to mature in March 2023 but extended to September 2023.

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

Upon a completion of a successful bidding process in the framework of the non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport, pursuant to which the operation of Natal Airport will be transferred to a different operator, the credit facility agreement is expected to be settled with the proceeds of the indemnification under the concession. This is expected to occur in October or November 2023.

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

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in U.S.$ with Banco Votorantim S.A. - Bahamas agency for $3.0 million due in June 2022. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brasil with ICAB (“Contrato de Prestaçao de Garantía “). This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of U.S.$3.0 million or its equivalent in Brazilian Real which cannot be lower than R$16.2 million-plus interest. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

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

In connection with the BNDES Refinancing, the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain the Minimum Rating or a stand-alone rating (without including the sovereign rating) of at least B-/B3, which has been achieved in April, 2022, being in compliance as of December 31, 2022.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021 fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES loan agreement. The forgoing has occurred because ICAB had requested to reprofile 50% of fixed concession fee which was due and payable on December 31, 2021 and, even though, the Brazilian Ministry of Infrastructure had granted such reprofile, ANAC denied ICAB’s request, and initiated administrative proceedings alleging ICAB’s breach of its payment obligations.

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

Other borrowings

In January 2022, ICAB cancelled an existing loan and entered into a new loan in U.S. dollars with Banco Votorantim S.A. – Bahamas Branch for an amount of U.S.$2.7 million, which was fully repaid on March 20, 2023. This loan is secured by a guarantee letter issued by CAAP. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

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

In December 2020, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$8.5 million due in December 2025, and enter into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$3.5 million due in December 2025. Both loans have a variable interest rate (an initial interest rate of 7,25% adjustable Banco Bolivariano every 360 days and Banco Guayaquil every 180 days) and quarterly payments of principal and interest.

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

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. re-structured the terms of the debt, including maturity date (which was extended to June 25, 2024), and additional clauses that modify the original restrictions and covenants, such as the fact that the borrower must, on or before the date any distribution is made, prepay the whole or part of the loans in the same amount as the Distribution Amount.

In December 2022, AIA prepaid the existing loan and entered into a new loan agreement with Ameriabank C.J.S.C. for up to €40 million of which €20 million were disbursed as of December 31, 2022 while the remaining €20 million are available for drawing by AIA until April 30, 2023. This agreement has certain restrictions in payments, additional indebtedness, disposal of assets and transactions with affiliates, and has to maintain certain financial ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding, starting from June 30, 2023.

As of December 31, 2022, AIA pledged to the security agent cash held in bank accounts for U.S.$38.5 million. Additionally, the loan is secured by the pledge of shares of AIA and of certain collection rights.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D.TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E.CRITICAL ACCOUNTING ESTIMATES.

We describe our significant accounting policies and estimates in Note 2.X to ur Audited Consolidated Financial Statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our current officers and directors as of the date of this annual report. There are no family relationships among the directors, executive officers or between any executive officer and director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. According to the bylaws, Directors shall be elected for a term not exceeding six (6) years. Directors will hold their office until the general shareholders’ meeting that will take place on 2023, date on which they may be eligible for re-appointment or replaced.

Unless otherwise indicated, the business address of all of our executive officers and directors is 128, Boulevard de la Pétrusse, L-2330, Luxembourg, Grand Duchy of Luxembourg.

Name	Date of Birth	Position Held	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Director	September 14, 2017
Máximo Luis Bomchil	May 13, 1950	Director	September 14, 2017
Roderick H. McGeoch	October 2, 1946	Director	September 14, 2017
David Arendt	April 4, 1953	Independent Director	September 14, 2017
Valérie Pechon	November 10, 1975	Independent Director	September 14, 2017
Carlo Alberto Montagna	February 27, 1964	Independent Director	September 14, 2017
Daniel Marx	April 16, 1953	Director	February 28, 2019

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

Máximo Luis Bomchil. Mr. Bomchil is Honorary Chairman of the law firm Bomchil, former senior and managing partner of the firm and former head of the firm’s tax department. His practice focuses on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring. Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A. He is also a syndic of Central Vuelta de Obligado S.A., ENEL Costanera S.A. and ENEL Generación El Chocón S.A. Mr. Bomchil has a law degree from the Catholic University of Argentina (Universidad Católica Argentina) (1973), a Juris Doctor from Ludwig Maximilian University of Munich, Germany (1976), and a Master of Laws from the University College of London University (1977). He is former chairman of the Alliance Française de Buenos Aires, board member of the Foundation Alliance Française and has been decorated by the French government as Officier de la Legion d´Honneur.

Roderick H. McGeoch. On January 26, 2013 Mr. McGeoch became an Officer of the Order of Australia in recognition of his “distinguished service to the community through contributions to a range of organizations, and to sport, particularly through leadership in securing the Sydney Olympic Games.” He is a contributor in different social sectors includingforeign representation, as Former Honorary Consul of Luxemburg in Australia; arts; Trans-Tasman; telecommunications; sports; international Finance; Australia/New Zealand Leadership Forum; entertainment; law; and media and marketing. Mr. McGeoch has been a member of the Advisory Board of American Infrastructure Holdings since November 1, 2013. He is also a consultant to Corporación América; a director of Destination New South; d Chairman of Venues NSW and in January 2005 was appointed Chairman of Vantage Private Equity Growth Limited. In May 2017 he was appointed Chairman of Chubb Insurance Australia; in July 2020 he was appointed Chairman of Australasia Media Company; in August 2020 he was appointed Chairman of the Board of Surevision. Mr. McGeoch’s previous appointments include on November 1, 2009 he was appointed as Chairman of BGP Holding Plc. Chairman of MediaWorks as of October 31, 2013; and a director of the board of Ramsay Health Care Limited. Lately, he has also been appointed as director of AAP Corporation Pty Limited. He did served for many years on the Board of the Salvation Army Eastern Territories; was appointed to the Sky City Board of Directors in September 2002. Mr. McGeoch holds a Bachelor of Laws degree from the University of Sydney. He was appointed a Member of the Order of Australia by the Australian Government.

David Arendt. Mr. David Arendt is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, which he joined in May 2017. Mr. Arendt sits on the boards and board committees of Luxembourg based bank, insurance company, insurance broker, commercial/operating companies, GP’s of private equity, private debt, infrastructure and real estate funds as well as of the Luxembourg Export Credit Agency , the Luxembourg Automobile Club and the International School of Luxembourg. He also sits on the federal board and treasury committee of Humanity & Inclusion (also known as Handicap International), a leading NGO. Prior to his activity of independent director, he worked in Europe and the United States in law, finance and business. His career started in Law with the leading Luxembourg law firm Arendt & Medernach where he was associate from 1977 to 1980. He then moved to New York where he earned an LLM at New York University and was an associate at Debevoise & Plimpton LLP (1980-1982) and Shearman & Sterling LLP (1983-1987). His career in banking included positions in London, New York and Luxembourg at Prudential Securities (Vice President European Corporate Finance, 1987-1990), Merrill Lynch (Vice President Investment Banking, 1990-1994) and Banque Générale du Luxembourg (now BGL BNP Paribas) (Member of Management, 1994-1998). His career in business include executive management positions at Cargolux Airlines International SA, the all-cargo airline based in Luxembourg (Executive Vice President & Chief Financial Officer, 1998-2011) and Le Freeport Luxembourg (recently rebranded Luxembourg High Security Hub), a high tech/highly secure facility for storing and handling valuable goods (Managing Director and General Manager, 2012 to 2016). In parallel to his activity of independent director, Mr. Arendt acts as consultant via Arendt Capital Sàrl, an economic consulting company he created in January 2017. Mr. Arendt holds a License in droit degree from the Université des Sciences Sociales, Grenoble, and a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University School of Law. He was a member of the Luxembourg and New York bars. He is a certified director by ILA (Institut Luxembourgeois des Administrateurs) and INSEAD (IDP-International Directors Program).

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

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, since September 2011. He is a member of the board of directors, a trustee or a member of audit committees of many European or International financial groups or corporations, most of them based in Luxembourg, with a particular focus in investment funds covering the entire spectrum of investment strategies, from long only to real assets. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007) at BNY Mellon, while he was a member of the board of directors of investments fund administered by BNY Mellon Luxembourg. He has also served at IMI Group (1993-2003), now known as IntesaSanPaolo Group; with IMI Bank (Lux) S.A. Luxembourg (2002-2003) as General Manager, while during the year 2003 he served as Member of the Securities Market Commission of the Luxembourg Banking Association as principal delegate of the Italian Banks’ Association in Luxembourg; from 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, and from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, while he was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank; from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg as Head of Treasury and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro in Rome. During his career, Carlo built up an extensive knowledge of trading strategies and managed various portfolios; he developed front office as well as back office solutions, launched investment funds, managed small and big size companies. He is a skilled relationship director and people manager. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985), he is specialized in Swaps valuation, hedging and trading strategies at ICMB Geneva in 1994. He speaks Italian, French, Dutch, basic Luxembourgish and Spanish.

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

The following table sets forth certain relevant information about our officers and senior management:

Name	Date of Birth	Position	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Chief Executive Officer	September 14, 2017
Jorge Arruda	April 9, 1968	Chief Financial Officer	April 30, 2021
Roberto Naldi	February 17, 1953	Head of European Business Development	September 14, 2017
Andrés Zenarruza	July 22, 1976	Head of Legal & Compliance	September 14, 2017
Eugenio Perissé	March 2, 1959	Head of Business Development	September 14, 2017

Set forth below is a summary of the business experience of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

Jorge Arruda. Mr. Arruda is our Chief Financial Officer. He joined CAAP in 2014 and served as Head of Finance and M&A until April 30, 2021 when he was appointed as the Company’s Chief Financial Officer. He is also Chief Executive Officer of Inframerica Brazil. Mr. Arruda has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil.

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

Daily Manager

Martín Cossatti. Mr. Cossatti is our Head of Accounting, Planning and Tax and the Company’s daily manager. Mr. Cossatti has authority to act on behalf of the Company in all matters pertaining to the daily management and affaires of the Company. Mr. Cossatti holds a Public Accountant degree from the Universidad de la República, Uruguay and a Master of Business Administration degree from the Universidad Católica del Uruguay.

B.COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2022, the total compensation payable to our directors and senior management was U.S.$3.8 million. The compensation plan applicable to CAAP’s directors was approved in May 2020 by the Annual General Meeting of the Shareholders.

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

Executive Committee

The Executive Committee (comité de direction) consists of three members: Martín Francisco Antranik Eurnekian (Chief Executive Officer), Jorge Arruda (Chief Financial Officer) and Andrés Zenarruza (Head of Legal & Compliance). Our Chief Executive Officer (Martín Francisco Antranik Eurnekian) is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following, amongst others:

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

D.EMPLOYEES

As of December 31, 2022, 2021 and 2020, we had 6,114, 5,786 and 5,822 employees, respectively, of whom 5,442, 5,167 and 5,201, respectively, worked on activities such as operations, maintenance, security, customer services, parking and fees collection sector; and 672, 619 and 621, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate. As of December 31, 2022, 2021 and 2020, 64.8%, 66.1% and 66.1%, respectively, of our employees in AA2000 were represented by two unions: (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico. The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016. We negotiate this collective bargaining agreement, and the other labor agreements to which we are a party, on an annual basis. We have not experienced any significant labor conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives. See “Item 3 Key Information-Risk Factors—Risks Related to Our Business and Industry—We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.”

In addition, as of December 31, 2022, 2021 and 2020, 368, 416 and 423, respectively, of our employees in Italy (approximately 48.9%, 50.4% and 51.3%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract.

As of December 31, 2022, 101 of our employees in Brazil (approximately 14%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2022, 2021 and 2020:

	Number of Employees
	2022	2021	2020
Operations and infrastructure	5,442	5,167	5,201
Administration	672	619	621
Total	6,114	5,786	5,822

E.SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2022:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;
●	each of our directors and executive officers individually; and
●	all directors and executive officers as a group.

As of December 31, 2022, we had 163,222,707 issued and outstanding common shares of which 2,379,111 are held as treasury shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

Common shares Beneficially
Owned
as of December 31, 2022
Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	80.53%
The Goldman Sachs Group, Inc.	10,315,064	6.3%
Helikon Investments Ltd.	8,534,981	5.2%
Our executive officers and directors:
Martín Francisco Antranik Eurnekian	—	—%
Máximo Bomchil	—	—%
Roderick H. McGeoch	—	—%
David Arendt	—	—%
Valerie Pechon	—	—%
Carlo Alberto Montagna	—	—%
Daniel Marx	—	—%
Jorge Arruda	—	—%
Roberto Naldi	—	—%
Andres Zenarruza	—	—%
Eugenio Perissé	—	—%
All executive officers and directors as a group:	—	—%

A.C.I. Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in Luxembourg, is 100% controlled by CAI which is 100% controlled by SCF.SCF manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

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

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled Corporación América Inmobiliaria S.A. which in turn is indirectly controlled by SCF. Proden provides technology outsourcing services to our following subsidiaries: AA2000, but until December 31, 2021 also provided services to AIA and CAISA. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008, AA2000 pays Proden a monthly rental fee of U.S.$227,985. During the years ended December 31, 2022, 2021 and 2020, we recorded expenses of U.S.$4.1 million, U.S.$4.5 million and U.S.$2.8 million, respectively, in connection with the services provided to all of our subsidiaries and with the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, a sociedad anónima organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides compliance, legal, accounting, investor relations and business development services to CAAP and technology outsourcing services to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA, CASA, CAS Panamá, Corporación Aeroportuaria S.A, and Corporación América Sudamericana S.A. – Sucursal Ecuador “CASE”. During the years ended December 31, 2022, 2021 and 2020, we recorded expenses of U.S.$3.8 million, U.S.$2.9 million and U.S.$3.0, respectively, corresponding to these services rendered to all the aforementioned subsidiaries. As of December 31, 2022, we owed SIASA U.S.$0.4 million.

Helport S.A. and Compañía de Infraestructura y Construcción S.A.

Helport S.A. and Compañía de Infraestructura y Construcción S.A. our affiliates, are sociedades anónimas organized under the laws of Argentina (“Helport” and “CINC” respectively). Both companies are indirectly controlled by SCF and provide AA2000 with a broad range of construction services. During the years ended December 31, 2022, 2021 and 2020, AA2000 recorded expenses of U.S.$2.9 million, U.S.$0.2 million and U.S.$2.6 million, respectively. As of December 31, 2022, 2021 and 2020, AA2000 owed Helport and CINC U.S.$1.1 million, U.S.$35.1 thousand and U.S.$1.0 million, respectively.

Financing Agreements

Other Financial Agreements

As of December 31, 2022, 2021 and 2020 related parties owed CAAP and its subsidiaries U.S.$3.0 million, U.S.$2.8 million and U.S.$6.9 million, respectively, under other related party financing agreements. For the years ended December 31, 2022, 2021 and 2020, we had accrued interest income of U.S.$0.2 million, U.S.$0.2 million and U.S.$0.2 million, respectively, in respect of such related party financing agreements.

Other Transactions with Related-Parties

ECOGAL Management Support Agreement—Galapagos Airport

Between April 15, 2011 and December 31, 2019, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries. Pursuant to this management support agreement, CASE collected the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL paid CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. From January 1, 2020, ECOGAL signed a new management support agreement with Cedicor S.A. Sucursal Ecuador under the same conditions of the previous agreement. During the year ended December 31, 2022, ECOGAL recorded expenses for an amount of U.S.$0.6 million with Cedicor S.A Sucursal Ecuador. As of December 31, 2022, 2021 and 2020 ECOGAL owed CASE U.S.$1.0 million, U.S.$1.1 million and U.S.$1.3 million, respectively. As of December 31, 2022, ECOGAL owed Cedicor Sucursal Ecuador U.S.$1.0 million.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and IAM, one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA paid IAM a fee equal to 5% of the aeronautical revenue of the airport until March 31, 2022 and from April 1, 2022 a fixed monthly fee of U.S.$0.15 million, payable within 30 days of the end of each calendar month. During the years ended December 31, 2022, 2021 and 2020, AIA recorded expenses for an amount of U.S.$1.9 million, U.S.$2.3 million and U.S.$1.1 million, respectively, in respect of such services. As of December 31, 2022, 2021 and 2020, AIA owed IAM U.S.$0.2 million, U.S.$0.2 million and U.S.$0.1 million, respectively.

Cash and Equivalents

As of December 31, 2022, 2021 and 2020, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$4.7 million, U.S.$21.6 million and U.S.$11.8 million, respectively.

Term deposits

As of December 31, 2021 and 2020, AIA maintained term deposits in Converse Bank for U.S.$9.8 million and U.S.$9.9 million, respectively. There were no deposits maintained in Converse Bank during the year ended December 31, 2022.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several related-party agreements in addition to the ones described above. During year ended December 31, 2022, 2021 and 2020, related parties rendered services to us in an amount of U.S.$10.8 million, U.S.$5.3 million and U.S.$8.6 million, respectively. Overall, as of December 31, 2020, we owed U.S.$0.7 million, and as of December 31, 2021 and 2022 we were owed U.S.$6.3 million and U.S.$8.1 million for related-party transactions, respectively.

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

In August 2005, a civil action was brought by Asociación de Superficiarios de la Patagonia, (“ASSUPA”) a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport and, in September 2006, AA2000 was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell Oil Company due to the fact that AA2000 manages the real property at which the environmental damages occurred. AA2000 has asserted that Shell Oil Company is solely responsible for any damages. We have not made any provisions in our financial statements to cover risks related to this proceeding. As of the date of this annual report, Shell Oil Company and ORSNA are currently jointly working in the damage remediation activities.

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

In addition, an agreement regarding the fees of the lawyers involved in all past and present judicial activity until the process ends has also been subscribed. The amounts involved in this agreement are approximately U.S.$7 million, of which U.S.$5 million are linked to the counterpart lawyer´s fees and U.S.$2 million are linked to the counterpart expert’s fees.

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

The total amount claimed under these two proceedings was AR$15.0 million. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions, plus interest, totalizing an amount of AR$18.4 million in 36 consecutive monthly installments. As of the date of this annual report AA2000 has paid all the monthly installments under this facility.

In connection with these two claims, the National Tax Court regulated attorney’s fees for AR$613,458. AA2000 appealed the decision before the National Chamber of Appeals who then confirmed the amount. In March 2018, AA2000 paid these fees in full.

The third and most significant tax assessment procedure was for AR$363.0 million with respect to income tax undocumented exemptions payments (pursuant to Section 37 of the Argentine Income Tax Code). The Argentine Federal Administration of Public Income considered that certain management and administrative services provided by Corporación América Sudamericana S.A (“CAS”), one of AA2000´ shareholders, were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of this assessment proceeding to the Argentine National Tax Court.

Although we believed that there were strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017, AA2000 agreed to comply with the extraordinary regime of regularization of tax obligations set forth by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. AA2000 agreed to pay under such extraordinary regime AR.$166.3 million plus interest, in 60 consecutive monthly installments starting in March 2017. AA2000 has paid all of the monthly installments due to date.

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

In December 2020, the Court decided to return the proceeding to the first instance court in order to apply the regime foreseen under Law No. 27,562 for the 2006, 2007 and 2008 periods. The judge of first instance has now to decide whether this regime is indeed applicable or, where appropriate, to analyze the origin of other proposals made by the defense to achieve the dismissal. Regarding the periods 2009 to 2012, all the installments have been paid.

With respect to the fiscal periods ended December 31, 2006, 2007 and 2008, the Court of First Instance resolved, on March 17, 2022, the dismissal of all the members of AA2000. Said resolution was only appealed by the AFIP (not by the Prosecutor’s Office) based on the fact that it would remain to verify a formal requirement provided for in the law applied by the Judge (art. 8 of Law 27,541). In December 2022, AFIP’s appeal was dismissed and denied by the chamber of appeal. As of the date of this annual report, there are no further updates with respect to these claims.

Civil Proceedings

Conflicts with Aerolíneas Argentinas

Aerolíneas Argentinas, AA2000’s current main customer, has stopped making certain commercial payments to AA2000. As a consequence, Aerolíneas Argentinas has, and has had for an extended period of time, an outstanding debt with AA2000.

In February 2021, Aerolíneas Argentinas submitted a debt recognition proposal for the amounts owed until March 31, 2020 (AR$120,586,290.10 or U.S.$36,542,036.83), by which such amounts would be assigned to the Trust for Strengthening of the National Airport System. On February 4, 2021, AA2000 accepted the aforementioned proposal and, in compliance with the provisions of Article 15 of the Trust Agreement dated December 29, 2009, requested ORSNA, prior intervention of the Ministry of Transportation, authorization for the assignment of such amounts.

On July 21, 2021, by note AA2000-ADM-1019/21, AA2000 sent the request for the application of the amounts to be integrated into the different accounts of the Trust for Strengthening of the National Airport System (FFSNA) for the purposes of the application of the assigned debt certificate. AA2000 agreed with ORSNA the way in which such assigned credits would be applied. On April 5, 2022, the Ministry of Transportation took the planned intervention. On June 14, 2022, the ORSNA notified AA2000 that the Ministry of Transportation has completed its intervention, and approved the assignment in the terms described.

As of the date of this of this report, AA2000 had already notified both Aerolíneas Argentinas, as assigned debtor, and Banco de la Nación Argentina, as trustee under the Trust for Strengthening of the National Airport System, regarding the assignment. Also, AA2000 received a payment in cash from Aerolíneas Argentinas, for an amount of approximately U.S.$15 million, and is conducting negotiations with Aerolíneas Argentinas to settle the outstanding debt.

Claims Against NQN

(i)

On October 26, 2018, NQN was served with a complaint which currently amounts to approximately U.S.$5.3 million from a supplier alleging NQN’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018. On December 4, 2018, the first instance court ordered a seizure on NQN’s accounts for the amount of approximately U.S.$0.6 million. The seizure was replaced by an insurance policy. On July 7, 2022, the first instance judgment rejected the claim and imposed the payment of the Court costs to the plaintiff who then appealed the decision. The first instance judgment also determined experts’ and ANSA’s former counsel fees which were provisionally assessed in the amount of AR$117,596,025.74. Such former counsel was able to secure a seizure against one of NQN’s bank account and certain other assets for a total amount of AR$177,596,025.74 (approximately U.S.$1,002,461.19). NQN appealed the seizure and requested its replacement for an insurance policy, which was accepted by the Court.

(ii)

Vientos del Sur Comunicaciones S.R.L. claims a compensation of U.S.$513,000 for breach of contract against NQN. Within the framework of the lawsuit, the court ordered a seizure on NQN’s accounts in the amount of U.S.$250,000, which was replaced by an insurance policy offered by the AA2000 in the amount of U.S.$500,000. A hearing was held on July 14, 2022, and the evidence offered by both parties is currently being reviewed.

Brazilian Proceedings

ICAB

Administrative Proceedings

On July 9, 2020, ICAB filed claims before the Brazilian ANAC in the total amount of R$216.8 million, requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the loss of income and drastic reduction of revenues due to the unforeseen impact of the COVID-19 pandemic.

On November 25, 2020, ANAC granted ICAB an economic re-equilibrium due to the pandemic in the amount of R$184.8 million. The amount is in line with the amount requested by ICAB and is in connection with the losses suffered during the 2020 fiscal year and it is expected to be deducted from the fixed concession fees.

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

On December 2021, ICAB requested ANAC to reschedule 50% of the 2021 fixed concession fee, as granted by Brazilian Ministry of Infrastructure. ANAC denied that claim. On January 2022, ICAB decided to make formal claim against ANAC. In February 2022, a provisional decision was granted, suspending ANAC’s decision and ICAB’s default until a final decision. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. The case has not been finalized yet.

In December 2021, after ICAB partially paid the 2021 fixed concession fee and rescheduled 50% of the 2021 concession fee due to the pending requests of economic re-equilibrium and the pandemic situation, ANAC started an administrative procedure to verify if ICAB was on default with the Concession Agreement Payments. ICAB submitted a defense, and the procedure was suspended after a Federal Judge granted a decision.

On March 3, 2022, ANAC rejected the request for an extraordinary review of the Concession Agreement requested in connection with the COVID-19 pandemic impact. ANAC only intends to grant an economic reequilibrium as previously done, year by year, after specific analysis, instead of long term reequilibriums.

On July 1, 2022, ICAB filed claims before the Brazilian ANAC requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic for 2022. On November 4, 2022, ICAB was granted the amount of R$70.1 million to be deducted from the 2022 fixed concession fee.

Civil Proceedings

(iii)	ICAB identified three payments, in the total amount of approximately R$858.000, made during 2014 by ICAB (when Infravix was still an indirect shareholder of the Inframérica) to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. On September 14, 2019, Receita Federal imposed Inframerica to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were without cause or did not identify a beneficiary. ICAB is contesting the fine through an administrative procedure. The outcome of this procedure is still uncertain. Infravix is no longer a shareholder in either ICASGA (as defined below) or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them.
(iv)	In December 2018, Avianca, an airline that operated at the Brasilia Airport and Natal Airport filed a request for judicial recovery. On December 10, 2018, approximately R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding. Additionally, ICAB filed a debt judicial collection against Avianca for the amount of R$7.2 million with respect to debt not included in the judicial recovery. On July 4, 2019, the Brazilian court judge granted ICAB the right to liquidate assets of Avianca located within the Brasilia Airport for a value equal to the total outstanding amount. On September 16, 2019, R$900,000 were collected through such liquidation process while the outstanding amount is currently under the expert assessment to determine the assets value.
(v)	During 2020, Tribunal de Contas da União (TCU) instructed INFRAERO (ICAB’s shareholder) to conduct an audit on ICAB with respect to the contract Inframerica signed with Helvix (a joint venture between Helport and Engevix) for the major remodeling on the Brasilia Airport between 2012-2014, pursuant to the terms of the Brasilia Concession Agreement.

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

(vi)	In January 2022, ICAB filed a lawsuit against ANAC, regarding the right to reschedule 50% of the 2021 fixed concession fee, as granted by Brazilian Ministry of Infrastructure. On February 2022, a provisional decision was granted, suspending ANAC´s decision and ICAB´s default until a final decision. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. The case has not been finalized yet.
(vii)	In June 2022, SINA (the airport workers union) filed a lawsuit against ICAB demanding the payment of Hazard payment in the percentage of 30% of the salary for all workers who work on the airport, alleging that the fueling of the aircrafts exposes workers to a risk of explosion that must be compensated according to Brazilian law. The total estimated amount involved is approximately R$7,049,338.

Tax Proceedings

In September 2014, ICAB initiated a lawsuit that disputes the legality of the Property and Urban Territorial Tax (IPTU) collected by the Federal District. ICAB filed a response arguing that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. Many airports in Brazil are facing the same discussion. In October, 2014, the judge granted a provisional decision by suspending the tax collection, and in April, 2015, a further ruling found the collection as unfounded.

On June 2022, the Brazilian Supreme Court confirmed the decision of the Federal District Court excluding ICAB’s responsibility for the payment of IPTU and restricting this tax to the areas occupied by third parties who explores activities unrelated to the airport. This lawsuit is now concluded.

(i)	The Federal District initiated a new lawsuit, demanding the payment of R$5 million on pending IPTU. On January 21, 2020, ICAB was notified about this new proceeding and in March, 2020, ICAB filed a response arguing in the same rights as those raised in the prior proceeding.
(ii)	In September 2022, the Federal District, again sued ICAB, claiming the payment of R$1.2 million of IPTU. ICAB answered the complaint under the same rights raised on prior lawsuits. As of the date of this annual report, none of these claims have been ruled by the court of first instance.
(iii)	In November 2021, ICAB was granted a decision against the Brazilian Government, on a lawsuit where ICAB requested the limitation of certain social contributions to 20 (twenty) minimum wages. The provisional decision granted the request until a final decision. The estimated savings could be of approximately R$2 million per year.

ICASGA

Administrative Proceedings

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

On May 31, 2022 ANAC granted ICASGA an economic re-equilibrium due to the pandemic in the amount of R$18.1 million. The amount is in line with the amount requested by ICASGA and is in connection with the losses suffered during the 2021 fiscal year. This amount is going to be added to other ICASGA credits to be received along with the indemnity regarding the rebidding process.

On December 29, 2022 ANAC granted ICASGA an economic re-equilibrium of R$11.3 million due to the impact of the COVID-19 pandemic. The amount is in line with the amount requested by ICASGA and is in connection with the losses suffered during the 2022 fiscal year. This amount is going to be added to the other ICASGA credits to be received along with the indemnity regarding the rebidding process.

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

On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding effective until August 24, 2022 or when the new operator won the re-bidding. On June 2, 2022, the PPI (Investment Partnership Program) Committee gave a favorable opinion to extend the project’s re-bidding qualification until August 24, 2023. In January 2023, the formal tender bidding tender was published. It is expected that the bidding tender process and the actual operation transfer are completed in May 2023 and March 2024, respectively.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of Sao Goncalo do Amarante to dispute the legality of the IPTU collected by the City of São Gonçalo do Amarante.

On January 18, 2018, the judge granted a provisional decision, by suspending the tax collection and on August 27, 2019, a further ruling found the collection as unfounded. The Municipality appealed and obtained a provisional decision, which allowed for the collection of such tax up to the amount of approximately R$17 million. On December 11, 2019, ICASGA appealed against that provisional decision, which was granted on May 27, 2020 and consequently, the tax collection was suspended. The Municipality appealed again before the Brazilian Supreme Court and on June 16, 2020 and such appeal was denied. The tax collection remains suspended until trial by the State Court is completed.

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal. Therefore, the judgement dismissing the collection of IPTU against ICASGA was confirmed. The Municipality can still submit a final appeal before the Brazilian Supreme Court.

Italian Proceedings

TA entered into two preliminary sales contracts with Nuove Iniziative Toscane (NIT) in 2018 with the commitment to purchase from NIT, land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was €75 million, of which €3 million were paid as a deposit at the time of the execution, while for the second, the expected price was €90,000, of which €8,000 were already paid.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan arguing that the conditions precedent had been met and requesting TA to pay the relative price (net of the deposits already paid, therefore €72 million for the first contract and €81,000 for the second contract), in addition to the costs it incurred and damages.

On January 20, 2022, TA answered the claim by rejecting, as inadmissible and unfounded, all the requests made by NIT, taking into consideration the non-occurrence of the conditions precedent, and consequently condemn NIT to immediately return the sums already paid by TA. Based on TA’s counsel opinion, no provision has been recognized for this matter.

In the court hearing on June 20, 2022, the proceeding was postponed to a new court which was supposed ot be held on March 13, 2023, but was recently further postponed to May 22, 2023.

Ecuadorian Proceedings

Tax Proceedings

The Servicio de Rentas Internas (“SRI”) determined that TAGSA has to pay roughly the amount of U.S.$3.2 million linked to the year 2017 withholding tax. On April 27, 2021, TAGSA submitted the request for a nullity, which was rejected on November 8, 2021, by the SRI. TAGSA exhausted the administrative instance, and since the outcome was not positive, TAGSA submitted a judicial claim on January 31, 2022, for an amount of U.S.$4.5 million. On December 12, 2022, SRI submitted a cassation complaint against the ruling. Once the cassation complaint is admitted, TAGSA will have 30 days to submit its response.

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

In addition, under Luxembourg law and the articles of association of the Company, at least 5.0% of our net profits (if any) per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below 10.0% of our issued share capital, 5.0% of net profits again must be allocated toward the reserve until such reserve returns to 10.0% of our issued share capital. If the legal reserve exceeds 10.0% of our issued share capital, the legal reserve may be reduced. The legal reserve is not available for distribution.

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

On May 22, 2019 the extraordinary meeting of the shareholders of the Company, approved amendments to our articles of association to amend the following: (i) the convening procedure for general meetings; (ii) the signature power to sign extracts or copies of minutes of general meetings; (iii) the convening procedure for meetings of the board of directors; (iv) the signature power to sign extracts or copies of minutes of meetings of the board of directors; (v) the period during which certain documents shall remain available at the registered office of the Company prior to general shareholders’ meetings; (vi) adjust a clerical inaccuracy and add a definition of “General Meeting.”

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

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of the Grand Duchy of Luxembourg. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg (RCS) under the number B 174140. We were incorporated on December 14, 2012, under the name A.C.I. Airports International S.à r.l. The name changed to Corporación América Airports S.A. on September 14, 2017, upon conversion from a private limited liability company (société à responsabilité limitée) to a public limited liability company (société anonyme). Our registered office is currently located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

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

Issuance of Common Shares

Our shareholders have authorized the board of directors to issue common shares up to the maximum amount of the authorized unissued share capital of the Company for a period of five years from the date of the deed granting such authorization (regardless of the date of its publication in the Luxembourg Official Gazette (Recueil électronique des sociétés et associations (RESA)), which period may be renewed, to such persons, and on such terms and for such consideration as the board of directors may determine.

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

Meetings of Shareholders

The board of directors shall convene at least one general shareholders meeting each calendar year (the “annual general meeting”) for the purpose of, among other things, approving the annual accounts, deciding on the allocation of the annual profit, if any, and, as the case may be, electing or renewing the mandates of directors. Under Luxembourg law, the annual general meeting must be held within six months of the end of the fiscal year. A general meeting can be adjourned at the request of one or more shareholders representing at least one tenth of the issued share capital.

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

Amendments of the Articles of Association

Except where our articles of association authorize the board of directors to approve an increase in share capital, approve a redemption and subsequent cancellation of shares and change the address of its registered office and subsequently record such change, if needed in the presence of a Luxembourg notary, our articles of association require a special resolution approved at an extraordinary general shareholders meeting to amend the articles of association. The agenda of the extraordinary general shareholders meeting must indicate the proposed amendments to the articles of association. Any resolutions to amend the articles of association must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law. Resolutions to amend the articles of association may only be passed in a general meeting where at least one half of the share capital is represented, and the agenda indicates the proposed amendments to the articles of association, and the text of those which pertain to the purpose or the form of the Company. If the required quorum is not obtained, a second general meeting may be convened by an announcement filed with the RCS and published in the RESA and in a Luxembourg newspaper at least 15 days before the relevant meeting which shall deliberate validly regardless of the proportion of the capital represented. The applicable majority for both meetings shall be 66.67% of all votes validly cast.

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

Executive Committee

The management of the Company is delegated to an executive committee designated from time to time by the board of directors. The executive committee has the broadest powers possible under Luxembourg law and remains under the supervision and control of the board of directors.

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

Non-Distributable Reserve

Our articles of association provide for the creation of a non-distributable reserve. We recorded this non-distributable reserve in the amount of U.S.$1,358.0 million. The non-distributable reserve may be reduced by a resolution adopted by the general meeting of shareholders.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 24.94% for the fiscal year ending on December 31, 2022 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates, and all deductible expenses of the Company will be tax deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary is based upon U.S. federal income tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date of this annual report and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares:

●	that is for U.S. federal income tax purposes one of the following:
o	an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States;
o	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);
o	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
o	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;
●	who holds the common shares as capital assets for U.S. federal income tax purposes;
●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and
●	whose holding is not effectively connected with a business carried on through a permanent establishment in Luxembourg.

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

This summary also does not address all of the U.S. tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, entities or arrangements classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Dividends received on common shares will be treated, for U.S. foreign tax credit purposes, as foreign source income. The default rule under the Code requires a U.S. Holder to deduct foreign taxes (including any Luxembourg taxes) in computing its U.S. taxable income, subject to generally applicable limitations. Alternatively, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-United States withholding taxes imposed on dividends received on common shares. An election to credit foreign taxes (instead of deducting foreign taxes) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2022 taxable year and does not expect to be a PFIC for its 2023 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

F.DIVIDENDS AND PAYING AGENTS.

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

The Company makes its filings in electronic form under the EDGAR filing system of the SEC. Its filings are available through the EDGAR system at www.sec.gov. The Company’s filings are also available to the public through the Internet at CAAP’s website at http://investors.corporacionamericaairports.com. Such filings and other information on its website are not incorporated by reference in this annual report. Interested parties may request a copy of this filing, and any other report, at no cost, by writing to the Company at the following address: 128, Boulevard de la Pétrusse, L-2330, Luxembourg, Grand Duchy of Luxembourg.

I.SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

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

For discussion and sensitivity analyses of our exposure to these risks, see Note 3.A to our Audited Consolidated Financial Statements included in this annual report.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2022. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2022.

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

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation and as set forth in its report dated March 22, 2023, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of CAAP’s internal control over financial reporting as of December 31, 2022 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

C.ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company´s internal control over financial reporting as of December 31, 2022, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-1 of our Audited Consolidated Financial Statements herein.

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

ITEM 16B.CODE OF ETHICS

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies that applies to all subsidiaries and controlled affiliates of CAAP and to each of their respective board members, committee members, senior management, employees, interns and apprentices (hereinafter, “Colleagues”). It is also expected that all persons or entities who act as agents, partners, including business partners, representatives, intermediaries, consultants or who act on behalf of or provide services for CAAP (hereinafter “Third Parties”) will comply with such Code of Conduct. We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, the Chief Financial Officer, the Controller, Accounting & Tax Officer, or persons performing similar functions (collectively, the “Senior Financial Officers”) See “Item 6 Directors, Senior Management and Employees—Board Practices—Board Committees— Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers.”

Our Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers are available on the Corporate Governance section of our website at http://investors.corporacionamericaairports.com. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of those documents free of charge upon written request at the following address: 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2022, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2022 and 2021 are detailed below:

	For the Year Ended December 31
	2022	2021
Audit fees	2,202	1,797
Audit related fees	40	302
Tax fees	81	50
All other fees	13	41
Total	2,336	2,190

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2022 and the fees paid for such services.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

Under the Corporate Governance Rules of the NYSE currently in effect, the Company is required to disclose any significant ways in which its corporate governance practices differ from those required to be followed by domestic companies under NYSE listing standards. These significant differences are summarized below.

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

CORPORACIÓN AMERICA AIRPORTS S.A.

	By:	/s/ Martín Francisco Antranik Eurnekian
	Name:	Martín Francisco Antranik Eurnekian
	Title:	Chief Executive Officer

	By:	/s/ Jorge Arruda Filho
	Name:	Jorge Arruda Filho
	Title:	Chief Financial Officer

Dated: March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Assessment on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Brazilian Concession Assets Impairment Assessment

As described in Notes 2.D(1), 2X(a) and 12 to the consolidated financial statements, the Company’s consolidated concession assets balance was USD 2,948 million as of December 31, 2022, out of which USD 695.3 million correspond to the Brazilian’ Concession assets. Management conducts an impairment test on concession assets if events or circumstances indicate that the carrying value of the concession assets may be impaired. Potential impairment is identified by comparing the value in use of each Cash Generating Unit (CGU) to its carrying value. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for each CGU included significant judgments and assumptions relating to passenger growth rates, fees, future operating expenses, and the discount rate.

The principal considerations for our determination that performing procedures relating to the Brazilian concession assets impairment assessment is a critical audit matter are there was significant judgment by management when developing the value in use measurement of Brazilian CGUs. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to passenger growth rates, fees, future operating expenses, and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s concession assets impairment assessments, including controls over the valuation of Brazilian concession assets. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management related to passenger growth rates, fees, future operating expenses, and the discount rate. Evaluating management’s assumptions related to passenger growth rates and future operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Miguel Angel Urus

Partner

Buenos Aires, Argentina

March 22, 2023

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

Management conducted an evaluation of the effectiveness of CAAP Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the CAAP Group’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of CAAP Group’s internal control over financial reporting as of December 31, 2022 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Montevideo, Uruguay

March 22, 2023

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Jorge Arruda Filho
Name: Martín Francisco Antranik Eurnekian		Name: Jorge Arruda Filhou
Title: Chief Executive Officer		Title: Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2022 and 2021

and for the years ended December 31, 2022, 2021 and 2020

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

F-5

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

		For the year	For the year	For the year
		ended	ended	ended
	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Continuing operations
Revenue	5	1,378,663	706,913	607,356
Cost of services	6	(962,978)	(622,381)	(653,583)
Gross profit / (loss)		415,685	84,532	(46,227)
Selling, general and administrative expenses	7	(141,355)	(102,062)	(101,775)
Impairment loss of non-financial assets	12	(111)	(371)	(62,268)
Other operating income	8	37,340	42,777	54,105
Other operating expense	8	(6,984)	(18,416)	(7,533)
Operating income / (loss)		304,575	6,460	(163,698)
Share of loss in associates	10,15	(970)	(629)	(1,667)
Income / (loss) before financial results and income tax		303,605	5,831	(165,365)
Financial income	9	63,859	28,080	35,697
Financial loss	9	(196,405)	(131,271)	(215,496)
Inflation adjustment	9	19,459	6,691	(26,532)
Income / (loss) before income tax		190,518	(90,669)	(371,696)
Income tax	11	(24,883)	(69,111)	14,295
Income / (loss) from continuing operations		165,635	(159,780)	(357,401)
Loss from discontinued operations	30	—	(21,196)	(4,492)
Income / (loss) for the year		165,635	(180,976)	(361,893)
Attributable to:
Owners of the parent		168,166	(117,755)	(253,053)
Non-controlling interest		(2,531)	(63,221)	(108,840)
		165,635	(180,976)	(361,893)
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Group:	31
Basic earnings per share		1.05	(0.60)	(1.55)
Diluted earnings per share		1.05	(0.60)	(1.55)

Earnings per share for profit attributable to the ordinary equity holders of the Group:	31
Basic earnings per share		1.05	(0.73)	(1.58)
Diluted earnings per share		1.05	(0.73)	(1.58)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year	For the year	For the year
		ended	ended	ended
		December 31, 2022	December 31, 2021	December 31, 2020
Income / (loss) for the year		165,635	(180,976)	(361,893)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligation		859	28	(188)
Items that may be reclassified to profit or loss:
Share of other comprehensive income / (loss) from associates	15	43	55	(541)
Currency translation adjustment		91,105	137,719	(31,986)
Other comprehensive income / (loss) from continuing operations for the year, net of income tax		92,007	137,802	(32,715)
Currency translation adjustment from discontinued operations	30	—	920	(578)
Other comprehensive income / (loss) from discontinued operations for the year, net of income tax		—	920	(578)
Other comprehensive income / (loss) for the year		92,007	138,722	(33,293)
Total comprehensive income / (loss) for the year		257,642	(42,254)	(395,186)
Attributable to:
Owners of the parent		239,015	(22,132)	(278,306)
Non-controlling interest		18,627	(20,122)	(116,880)
		257,642	(42,254)	(395,186)
Total comprehensive income / (loss) for the year attributable to owners of the parent arises from:
Continuing operations		239,015	(1,856)	(273,235)
Discontinued operations		—	(20,276)	(5,071)
		239,015	(22,132)	(278,306)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At	At
	Notes	December 31, 2022	December 31, 2021
ASSETS
Non-current assets
Intangible assets, net	12	2,960,002	2,742,971
Property, plant and equipment, net	13	74,742	75,480
Right-of-use asset	14	9,192	12,902
Investments in associates	15	1,911	2,355
Other financial assets at fair value through profit or loss	20	3,160	3,344
Other financial assets at amortized cost	20	3,764	15,838
Derivative financial instruments		67	—
Deferred tax assets	16	54,882	68,867
Inventories	18	254	—
Other receivables	17	78,765	72,373
Trade receivables	19	1,581	184
		3,188,320	2,994,314
Current assets
Inventories	18	15,765	11,520
Other financial assets at fair value through profit or loss	20	12,792	28,499
Other financial assets at amortized cost	20	53,905	46,800
Other receivables	17	57,800	66,421
Current tax assets		10,852	14,450
Derivative financial instruments		—	137
Trade receivables	19	111,089	82,707
Cash and cash equivalents	21	385,265	375,783
		647,468	626,317
Total assets		3,835,788	3,620,631

EQUITY	25
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,600)	(4,772)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(251,145)	(321,647)
Legal reserves		1,081	1,081
Other reserves		(1,314,025)	(1,321,211)
Retained earnings		201,193	32,689
Total attributable to owners of the parent		716,095	469,731
Non-controlling interests		146,274	303,877
Total equity		862,369	773,608

LIABILITIES
Non-current liabilities
Borrowings	22	1,287,421	1,018,337
Deferred tax liabilities	16	232,458	227,421
Other liabilities	23	768,383	743,799
Lease liabilities	14	5,531	8,484
Trade payables	24	3,307	6,695
		2,297,100	2,004,736
Current liabilities
Borrowings	22	178,016	421,266
Other liabilities	23	357,078	284,826
Lease liabilities	14	3,278	3,765
Derivative financial instruments liabilities		51	—
Current tax liabilities		13,794	16,188
Trade payables	24	124,102	116,242
		676,319	842,287
Total liabilities		2,973,419	2,847,023
Total equity and liabilities		3,835,788	3,620,631

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
				Free	Non-		Currency
	Share	Share	Treasury	distributable	distributable	Legal	translation	Other	Retained		Non-controlling
	capital	premium	shares	reserves	reserves	reserves	adjustment	reserves	earnings (1)	Total	interests	Total
Balance at January 1, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Income / (loss) for the year	-	-	-	-	-	-	-	-	168,166	168,166	(2,531)	165,635
Shareholders contributions (Note 25.e)	-	-	-	-	-	-	-	-	-	-	24,170	24,170
Share-based payments reserve (Notes 25 a, 25.c and 29)	-	-	172	-	-	-	-	157	338	667	-	667
Redemption of preferred shares (Notes 25.f)	-	-	-	-	-	-	-	-	-	-	(182,336)	(182,336)
Other comprehensive income for the year (Note 25.d)	-	-	-	-	-	-	70,502	347	-	70,849	21,158	92,007
Changes in non-controlling interests (Note 25.e)	-	-	-	-	-	-	-	6,682	-	6,682	(18,064)	(11,382)
Balance at December 31, 2022	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Loss for the year	-	-	-	-	-	-	-	-	(117,755)	(117,755)	(63,221)	(180,976)
Shareholders contributions (Note 25.e)	-	-	-	-	-	-	-	-	-	-	11,475	11,475
Transfer to legal reserve	-	-	-	-	-	905	-	-	(905)	-	-	-
Share-based payments reserve (Notes 25.a, 25.c and 29)	-	-	1,373	-	-	-	-	(1,500)	1,147	1,020	-	1,020
Other comprehensive income for the year (Note 25.d)	-	-	-	-	-	-	95,625	(2)	-	95,623	43,099	138,722
Changes in non-controlling interests (Note 25.e)	-	-	-	-	-	-	-	1,433	-	1,433	(3,352)	(1,919)
Balance at December 31, 2021	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Balance at January 1, 2020	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the year	-	-	-	-	-	-	-	-	(253,053)	(253,053)	(108,840)	(361,893)
Capital Increase (Note 25.a and 25.b)	3,201	2,944	(6,145)	(6,145)	6,145	-	-	-	-	-	-	-
Share-based payments reserve (Note 25.c)	-	-	-	-	-	-	-	1,800	-	1,800	-	1,800
Other comprehensive loss for the year	-	-	-	-	-	-	(25,171)	(82)	-	(25,253)	(8,040)	(33,293)
Changes in non-controlling interests (Note 25.e)	-	-	-	-	-	-	-	2,027	-	2,027	(1,969)	58
Balance at December 31, 2020	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended	For the year ended	For the year ended
	Notes	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities
Income / (loss) for the year from continuing operations		165,635	(159,780)	(357,401)
Adjustments for:
Amortization and depreciation	12,13,14	172,480	160,633	200,788
Deferred income tax	11	4,415	50,027	(13,805)
Current income tax	11	20,468	19,084	(490)
Share of loss in associates	10	970	629	1,667
Impairment loss of non-financial assets	12	111	371	62,268
Loss on disposals of property, plant and equipment and intangible assets		420	139	932
Gain on disposal of subsidiaries		(4,186)	-	-
Unpaid concession fees		46,084	65,360	47,467
Low value, short term and variable lease payments		(1,154)	(1,204)	(1,031)
Changes in liability for concessions	9	101,488	109,103	69,737
Share-based compensation expenses	29	667	1,020	1,800
Interest expense	9	164,288	125,533	99,018
Other financial results, net		(41,055)	(19,157)	(14,611)
Net foreign exchange	9	(90,603)	(113,609)	25,022
Government subsidies per Covid-19 context	8	(14,133)	(33,366)	(46,701)
Government grants collected		10,020	11,790	-
Other accruals		(5,043)	7,450	5,037
Inflation adjustment		6,969	(17,727)	26,598
Acquisition of Intangible assets	12,28	(154,940)	(83,212)	(128,429)
Income tax paid		(22,631)	(2,871)	(11,126)
Changes in working capital	28	(57,641)	(12,255)	34,098
Net cash provided by operating activities		302,629	107,958	838
Net cash used in discontinued operating activities		-	-	-

Cash flows from investing activities
Cash contribution in associates	15	(260)	(741)	(2,070)
Net acquisition of subsidiaries companies	26.b	-	(1,134)	-
Net disposal of subsidiaries companies		(406)	-	-
Acquisition of other financial assets		(150,856)	(37,120)	(54,491)
Disposals of other financial assets		170,235	55,207	67,736
Acquisition of Property, plant and equipment		(9,091)	(7,665)	(8,951)
Acquisition of Intangible assets	12	(732)	(851)	(576)
Proceeds from sale of Property, plant and Equipment		233	535	11
Others		263	1,395	63
Net cash provided by investing activities		9,386	9,626	1,722
Net cash used in discontinued investing activities		(14,700)	(2,495)	(100)
Cash flows from financing activities
Proceeds from cash contributions	25	24,170	11,475	-
Proceeds from borrowings	22,28	371,951	366,544	224,310
Principal elements of lease payments	14	(4,307)	(4,729)	(3,979)
Loans repaid	22	(328,775)	(266,839)	(71,466)
Interest paid	22	(111,387)	(86,108)	(41,149)
Debt renegotiation expenses capitalization	22	(2,011)	(20,439)	(10,975)
Debt renegotiation premium	9	-	(193)	(4,690)
Guarantee deposit		(512)	(1,015)	(1,509)
Dividends paid to non-controlling interests in subsidiaries		(11,382)	(2,361)	(1)
Redemption of preferred shares	25.f	(172,029)	-	-
Others		(6)	(4)	-
Net cash (used in) / provided by financing activities		(234,288)	(3,669)	90,541
Net cash used in discontinued financing activities		-	-	-

Increase in cash and cash equivalents		77,727	113,915	93,101
Decrease in cash and cash equivalents from discontinued operations		(14,700)	(2,495)	(100)
Cash and cash equivalents
At the beginning of the year	21	375,783	281,031	195,696
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(53,545)	(16,668)	(7,666)
Increase in cash and cash equivalents		77,727	113,915	93,101
Decrease in cash and cash equivalents from discontinued operations		(14,700)	(2,495)	(100)
At the end of the year	21	385,265	375,783	281,031

Information of non-cash transactions has been disclosed in Note 28.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

The Company´s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, and Ecuador.

The fiscal year begins on January 1 and ends on December 31.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on March 22, 2023.

1.2  Significant event of the year

1.2.1  Conflict between Russia and Ukraine

Russia´s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations as the flights to Russia have been banned by Western countries and by the European Union, Russia has closed its skies for carriers registered in Western countries and carriers avoid overflying the war zone. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel to/from airports operated by the Company, in particular those located in Europe.

In addition, following Russia’s invasion of Ukraine, sanctions have been implemented against Russia, including, among others, travel bans and asset freezes impacting businesses, financial organizations and individuals of Russian origin some of which have been tightened as the war intensified. Wider sanctions and other actions could be imposed if the conflict further escalates.

During 2022, there has been an increase in traffic in Armenia above internal projections and the traffic in Italy has not been affected by the conflict. Moreover, there has been an increase in the costs of raw materials and expenses for utilities, being caused mainly by the conflict. Considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent by which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation.

1.2.2  Covid-19 pandemic

Although Covid-19 virus continues to have an impact in the global economy and in particular in the aviation industry during 2020 and 2021, there was an increase in traffic across all countries in 2022 compared with previous years as travel restrictions have been lifted mainly during the second semester of 2021 and continued during 2022.

In 2022, CAAP passenger traffic increased 83.7% compared to 2021 with 65.6 million passengers served (35.7 million passengers served in 2021). Subsequently, CAAP passenger traffic during 2022 has increased in line with the recovery of the aviation industry.

1.2.3  CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Consortium”), of which the Company will hold a 51% stake, has been declared by the Federal Government of Nigeria as the preferred bidder for the Abuja and Kano airports and cargo terminals concessions. This step initiates the process during which the Consortium and the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria will together revise and negotiate the final terms and conditions of the concession agreements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2  Basis of presentation and accounting policies

A Summary of significant accounting policies

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

New and amended standards adopted by the Group

The Group has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2022:

-	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
-	Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41
-	Reference to the Conceptual Framework – Amendments to IFRS 3.
-	Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

A Summary of significant accounting policies (Cont.)

New and amended standards adopted by the Group (Cont.)

During the year ended December 31, 2021, the Group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2021:

-	Interest Rate Benchmark Reform – Phase 2 – amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
-	Covid-19-related Rent Concessions – amendments to IFRS 16.

The amendments listed above did not have any significant impact on our Consolidated Financial Statements.

New and amended standards not yet adopted for CAAP

The following accounting standards and interpretations have been published but the application are not mandatory for December 31, 2022 reporting periods and have not been early adopted by the Group:

- Non-current liabilities with covenants - Amendment to IAS 1

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12

- Amendment to IFRS 16 – Leases on sale and leaseback

- Insurance contracts – IFRS 17

The Group is currently assessing the impact these standards, amendments or interpretations will have in the current or future reporting periods and on foreseeable future transactions.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries

Detailed below are the subsidiaries of the Company, which have been consolidated in these Consolidated Financial Statements. The percentage of ownership refers to the direct and indirect ownership of CAAP in their subsidiaries at each period-end.

Holdings companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2022	2021	2020
Abafor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI Airport Sudamérica S.A.U. (“ACI”)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (1)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Anabe ITG S.L. (9)	Spain	Euros	Holding company	100.00%	-	-
Cargo & Logistics S.A. (1) (7)	Argentina	Argentine pesos	Holding company	82.89%	82.10%	81.81%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A.	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporación América Italia S.p.A. (“CAI”)	Italy	Euros	Holding company	75.00%	75.00%	75.00%
Corporación América S.A. (7)	Argentina	Argentine pesos	Holding company	97.22%	96.18%	95.80%
Corporación América Sudamericana S.A. (7)	Panamá	U.S. dollars	Holding company	96.53%	95.50%	95.12%
DICASA Spain S.A.U. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
Inframérica Participaçoes S.A. (1) (8)	Brazil	Brazilian real	Holding company	99.98%	99.97%	99.97%
Yokelet S.L.	Spain	Euros	Holding company	100.00%	100.00%	100.00%

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

Operating companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2022	2021	2020
ACI do Brasil S.A.	Brazil	Brazilian real	Service company	99.99%	99.99%	99.99%
Aerocombustibles Argentinos S.A. (7)	Argentina	Argentine pesos	Fueling company	94.79%	93.78%	93.40%
Aeropuerto de Bahía Blanca S.A. (“BBL”) (7)	Argentina	Argentine pesos	Airports Operation	82.64%	81.75%	81.43%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (2) (7)	Argentina	Argentine pesos	Airports Operation	82.69%	81.91%	81.62%
Aeropuertos del Neuquén S.A. (“ANSA”) (7)	Argentina	Argentine pesos	Airports Operation	75.54%	74.73%	74.44%
Armenia International Airports C.J.S.C. (“AIA”)	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
CAAirports International Services S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A. (7)	Argentina	Argentine pesos	Fuel plants	77.77%	76.95%	76.64%
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) (8)	Brazil	Brazilian real	Airports Operation	50.99%	50.99%	50.98%
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”)	Brazil	Brazilian real	Airports Operation	99.98%	99.98%	99.98%
Paoletti América S.A. (3) (7)	Argentina	Argentine pesos	Service company	41.35%	40.95%	40.81%
Puerta del Sur S.A. (”PDS”)	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A. (7)	Argentina	Argentine pesos	Service company	82.79%	82.01%	81.72%
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (4)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A. (7)	Argentina	Argentine pesos	Service company	57.88%	57.34%	57.13%
Toscana Aeroporti S.p.A. (“TA”) (5) (6)	Italy	Euros	Airports Operation	46.71%	46.71%	46.71%
Villalonga Furlong S.A. (7)	Argentina	Argentine pesos	Service company	82.90%	82.12%	81.83%

(1) These companies do not have relevant net assets other than the share of ownership in the operating companies included in the table below.

(2) Includes a 9.35% direct interest of Cedicor S.A. in AA2000.

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

(5) The Group has control over this company based on having a majority stake in Corporación América Italia S.p.A. that has 62.28% of ownership of TA, power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

(6) The Group TA has control over the following companies: Jet Fuel Co. S.r.l., Parcheggi Peretola S.r.l., Toscana Aeroporti Engineering S.r.l. and Toscana Aeroporti Construzioni S.r.l. Additionally, the Group TA had control over Toscana Aeroporti Handling S.r.l. until December 30, 2022, when sold an 80% of its participation.

(7) In November 2020, December, 2021, and December 2022 Cedicor S.A.’s contributions in Corporación América S.A. were capitalized increasing its participation from 95.37% to 95.80% in 2020, from 95.80% to 96.18% in 2021 and from 96.18% to 97.22% in 2022, indirectly modifying the participation in the operating subsidiaries.

(8) During 2021 and 2022 CAAP made contributions in Inframérica Participaçoes S.A. increasing indirectly its participation in ICAB from 50.98% in 2020 to 50.99%.

(9) Holding company to be part of the structure related to the future Nigerian´s concessions, see Note 1.2.3.

Summarized financial information in respect of each of the Group´s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	TA
	December 31,	December 31,
	2022	2021
Non-current assets	255,355	274,947
Current assets	89,097	101,116
Total assets	344,452	376,063
Non-current liabilities	99,928	141,898
Current liabilities	137,057	117,933
Total liabilities	236,985	259,831
Equity	107,467	116,232
Revenue	117,209	70,469
Gross income/(loss)	22,633	(12,681)
Operating income/(loss)	10,306	(12,182)
Financial results	(4,119)	(3,061)
Share of income in associates	(258)	91
Income tax	(1,528)	8,704
Net income/(loss)	4,401	(6,448)
Other comprehensive loss for the year	(5,827)	(8,978)
Total comprehensive loss for the year	(1,426)	(15,426)
Dividends paid	(7,340)	-

Increase/(decrease) in cash
Provided by/(used in) operating activities	26,588	(13,249)
Used in investing activities	(3,161)	(4,909)
Used in financing activities	(21,843)	(8,522)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

	TAGSA
	December 31,	December 31,
	2022	2021
Non-current assets	56,025	57,798
Current assets	53,752	43,357
Total assets	109,777	101,155
Non-current liabilities	13,536	20,051
Current liabilities	47,447	35,749
Total liabilities	60,983	55,800
Equity	48,794	45,355
Revenue	96,199	65,155
Gross profit	38,614	20,784
Operating income	22,561	9,150
Financial results	(316)	(1,413)
Income tax	(1,937)	(971)
Net income	20,308	6,766
Other comprehensive income/(loss) for the year	356	(205)
Total comprehensive income for the year	20,664	6,561
Dividends paid	(17,225)	(3,000)

Increase/(decrease) in cash
Provided by operating activities	36,709	21,877
Used in investing activities	(10,152)	(20,076)
Used in financing activities	(24,399)	(10,245)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

	ICAB
	December 31,	December 31,
	2022	2021
Non-current assets	645,847	641,422
Current assets	86,134	28,951
Total assets	731,981	670,373
Non-current liabilities	841,901	586,362
Current liabilities	190,784	314,662
Total liabilities	1,032,685	901,024
Equity	(300,704)	(230,651)
Revenue	79,713	51,706
Gross profit	19,047	1,909
Operating income	21,328	11,702
Financial results	(114,550)	(124,815)
Income tax	(12,409)	(9,320)
Net loss	(105,631)	(122,433)
Other comprehensive (loss)/income for the year	(13,748)	14,898
Total comprehensive loss for the year	(119,379)	(107,535)

Increase/(decrease) in cash
Provided by/(used in) operating activities	32,188	(585)
Used in investing activities	(53)	(459)
Provided by financing activities	17,003	457

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)    List of Subsidiaries (Cont.)

	AA2000
	December 31,	December 31,
	2022	2021
Non-current assets	1,594,529	1,387,949
Current assets	211,057	230,607
Total assets	1,805,586	1,618,556
Non-current liabilities	796,193	684,043
Current liabilities	222,223	279,138
Total liabilities	1,018,416	963,181
Equity	787,170	655,375
Revenue	758,111	362,128
Gross profit	234,803	37,846
Operating income/(loss)	190,446	(6,949)
Financial results	35,866	61,322
Income tax	2,900	(54,396)
Net income/(loss)	229,212	(23)
Other comprehensive income for the year	314,021	125,333
Total comprehensive income for the year	543,233	125,310

Increase/(decrease) in cash
Provided by operating activities	146,789	62,937
Provided by investing activities	8,338	11,516
(Used in)/ provided by financing activities	(122,453)	31,455

(4)   Discontinued operations

A discontinued operation is a component of the entity that has been disposed and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income, when applicable.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

C        Foreign currency translation

(1)     Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The Consolidated Financial Statements are presented in U.S. dollars, which is the Company’s functional currency and the Group’s presentation currency.

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

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as follows:

-	Exchange differences arising from foreign currency loans are recognized on a net aggregate basis in the Financial loss line of the Consolidated Statement of Income.
-	Other exchange differences are recognized on a net aggregate basis in Financial income or Financial loss in the Consolidated Income Statement, depending on whether they are gains or losses at net level on a quarterly basis.

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

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency translation adjustment”. As of December 31, 2022, 2021 and 2020, the Company recognized a translation income/(loss) of USD 91.1 million, USD 138.6 million and USD (32.6) million, respectively, arising from the translation of the investments in Argentina, Brazil, Italia and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in the Statement of Income as a gain or loss from the sale of such subsidiary.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

D        Intangible assets

(1)     Concession Assets

The Group, through its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	PDS and CAISA of major airports in Uruguay (Montevideo and Punta del Este) as well as six regional airports under the concession of PDS.
-	TA a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	ICAB and ICASGA of Brasilia and São Gonçalo do Amarante airports, respectively.
-	TAGSA of Guayaquil airport, “José Joaquin de Olmedo”.
-	AA2000 of 35 airports in Argentina.
-	BBL of Bahía Blanca airport in Argentina.
-	ANSA of Neuquén airport in Argentina.
-	AIA of the “Zvartnots” International Airport of Yerevan and Shirak Airport, Republic of Armenia.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

(3)Other intangible assets

An intangible asset purchased or produced internally is booked among Assets, as required by IAS 38, only if it can be identified and controlled, and if it is possible to predict the generation of future economic benefits and if its cost can be determined reliably.

Intangible assets with finite lives are valued at purchase or production cost less accumulated amortization and impairment losses. Amortization is determined by making reference to the period of its estimated useful life and starts when the asset is available for use.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Gain and losses on disposals are determined by comparing the proceeds with the carrying amount and are included in Other operating income / (expense) in the Consolidated Statement of Income.

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

G       Trade and other receivables and contract assets

Trade and other receivables are initially recognized at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 3.A(iii) for a description of the Group’s impairment policies.

A construction contract is a contract specifically negotiated for the construction of an asset. When the outcome of a construction contract can be reliably estimated, contract revenue and contract costs are acknowledged by the percentage of completion method. A contract asset is initially recognized for unbilled work in progress. Upon completion of the work and acceptance by the customer, the amount recognized as contract assets is reclassified to trade receivables.

H       Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, mutual funds and short-term investments with an original maturity of three months or less at the date of purchase which are readily convertible to known amounts of cash.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities. For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes bank overdrafts if the overdraft is repayable on demand and is integral to the Group’s cash management.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

(2)      Share capital

Share capital is stated at nominal value. As of December 31, 2022 and 2021, share capital was USD 163 million (USD 1 per share) due to a capital increase made by the Company in 2020 for the purpose of a share compensation plan, see Note 29.

All issued shares are fully paid.

The authorized capital of the Company is set at USD 225 million represented by a maximum of 225 million shares having a nominal value of USD 1 each.

Pursuant to Luxembourg regulations, contributions in kind made by shareholders must be at fair value and might be considered as Free Distributable Reserve.

(3)      Dividends distribution by the Company to shareholders

Dividends distribution are recorded in the Company’s financial statements as a provision when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company. Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26.c).

(4)      Other reserves

SCF’s airport business was historically conducted through a large number of entities as to which there was no single holding entity but which were separately owned by entities directly or indirectly controlled by SCF during all the periods presented. In order to facilitate the Company’s initial public offering, in 2016 SCF completed a reorganization (the “Reorganization”) whereby, each of the operating and holding entities under SCF’s common control, were ultimately contributed to the Company.

The reorganization was accounted for as a reorganization of entities under common control, using the predecessor cost method. The net effect was recorded in Equity under Other Reserves. Moreover, in 2016, and considering that the shares of America International Airports LLC were contributed to the Free Distributable Reserves of the Company at the fair value a significant negative amount was included in Other Reserves to reflect the reduction to the predecessor’s cost of the shares.

Other reserves also include the share-based payment reserve constituted in connection with the creation of a management share compensation program as explained in Note 29.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Deferred income taxes recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The principal temporary differences arise from intangible assets adjusted for the effects of IAS 29 in the Argentinian subsidiaries, and the effect of valuation on fixed assets, inventories and provisions. Deferred tax assets are also recognized for tax losses carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

K       Current and Deferred income tax (Cont.)

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

L       Employee benefits

Compensation to employees in the event of dismissal is charged to profit or loss of the year in which it becomes payable.

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

The company calculates annually the provision for employee retirement cost based on actuarial calculations performed by independent professionals using the Projected Unit Credit Costs method. The present value of the defined benefit obligations at each year-end is calculated discounting estimated future cash outflows at an annual rate equivalent to the average rate of high-quality corporate bonds, which are denominated in the same currency in which the benefits will be paid, and whose terms approximate the terms of the pension obligations.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation.

Service cost and interest cost are recognized in the Consolidated Statement of Income, while actuarial gains and losses arising from changes in actuarial assumptions are recognized in the Consolidated Statement of Comprehensive Income.

Actuarial assumptions include variables such as, in addition to the discount rate, death rate, age, sex, years of service, current and future level of salaries, turnover rates, among others.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial loss.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right of-use asset is depreciated over the underlying asset’s useful life.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
●	variable lease payment that are based on an index or a rate,
●	amounts expected to be payable by the lessee under residual value guarantees,
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

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

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability,
●	any lease payments made at or before the commencement date less any lease incentives received,
●	any initial direct costs, and
●	restoration costs.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Q       Revenue recognition

Revenue is recognized when control over a good or service is transferred to customer and thus when the latter has the ability to direct the use and obtain the benefits from the good or service. Revenue is recognized either over time or at a point in time, when (or as) the Group satisfies performance obligations by transferring the promised services or goods to its customers.

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

Non-aeronautical revenues

●	Commercial revenues: those are typically not regulated under the applicable concession agreement. Commercial revenues are leases and/or rent fees from retail (including duty free), food and beverage, services and car rental companies, advertising, car parking, fueling charges and cargo fees, among others.
●	Construction service revenues: IFRIC 12 requires to recognize revenues and costs from the construction or upgrade services provided. Construction service revenue equals the construction or upgrade costs plus a reasonable margin.

Under the terms of IFRIC 12 “Service Concession Arrangements”, a concession operator may have a twofold activity:

●	a construction activity in respect of its obligations to design, build and finance a new asset that it delivers to the grantor;
●	an operating and maintenance activity in respect of concession assets.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Derivatives are classified as “held for trading” for accounting purposes and are accounted for at fair value through profit or loss. They are presented as current assets or liabilities to the extent they are expected to be settled within 12 months after the end of the reporting period.

Derivative financial instruments are classified within Level 2 of the fair value hierarchy.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

The price index as of December 31, 2022, was 1,134.59 (582.46 and 385.88 as of December 31, 2021 and 2020 respectively) and the conversion factor derived from the indexes for the year ended December 31, 2022, was 1.95 (1.51 and 1.36 as of December 31, 2021 and 2020 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2 Basis of presentation and accounting policies (Cont.)

W       Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The main procedures for the above-mentioned adjustment are as follows:

●	Monetary assets and liabilities which are carried at current amounts at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
●	Non-monetary assets and liabilities which are not carried at current amounts at the balance sheet date, and components of shareholders’ equity are adjusted by applying the relevant conversion factors at the date of the transactions.
●	All items in the statement of income are restated by applying the relevant conversion factors.
●	The effect of inflation on the Company’s net monetary position is included in Inflation adjustment in the Consolidated Statement of Income. Exchange rate gains and losses derived from the net monetary position are presented in real (inflation-adjusted) terms.
●	The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting. This is because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of the current period is included in Currency translation adjustment in Other comprehensive income / (loss) for the year line.

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

As mentioned in Note 12, the Company performed impairment tests for those assets with impairment indicators based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as passenger growth rates, fees, future operating expenses and discount rate. An impairment loss, if applicable, is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date. A previously recognized impairment loss of non-financial assets (other than goodwill) is reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the Consolidated Statement of Income.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments.

During September 2020 the Argentine monetary authority imposed further exchange rate restrictions, which also affect the value of foreign currency in alternative markets for certain restricted exchange rate transactions in the official market. As of December 31, 2022, these measures have remained in force restricting the access to the foreign exchange market in order to contain the demand for U.S. dollars include the requirement to obtain prior authorization from the Central Bank of Argentina for certain transactions in the Mercado Único y Libre de Cambios (“MULC”).

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

	As of December 31,	As of December 31,
Currency Exposure / Functional currency	2022	2021
U.S. Dollar / Argentine Peso	(587,955)	(466,240)
U.S. Dollar / Armenian Dram	14,847	(16,565)
Euro / Armenian Dram	4,637	9,267
Euro / Argentine Peso	(1,151)	(11,932)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)

(i)Market risk (Cont.)

Foreign exchange risk (Cont.)

The relevant exposures correspond to:

◾	U.S. Dollar / Argentine Peso

As of December 31, 2022 and 2021 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the Argentine Peso. A change of 3% in the ARS/ USD exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 17,639 as of December 31, 2022 (USD 13,987 as of December 31, 2021 considering a change in 3% in the ARS/ USD exchange rate).

◾	U.S. Dollar / Armenian Dram

As of December 31, 2022 and 2021 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 148.5 as of December 31, 2022 (USD 166 as of December 31, 2021).

◾	Euro / Armenian Dram

As of December 31, 2022 and 2021 consisting primarily of Euro-denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax loss / gain of USD 46.4 as of December 31, 2022 (USD 93 as of December 31, 2021).

◾	Euro / Argentine Peso

As of December 31, 2022 and 2021 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the Argentine Peso. A change of 3% in the Euro / ARS exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 34.5 as of December 31, 2022 (USD 358 as of December 31, 2021).

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

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings as of December 31, 2022 and 2021.

	At December 31,
	2022	2021
Fixed rate (*)	1,075,778	955,978
Variable rate	389,659	483,625
	1,465,437	1,439,603

(*) As of December 31, 2022 includes USD 103.5 million of short-term borrowings (USD 156.6 million as of December 2021) and USD 972.3 million of long-term borrowings (USD 799.4 million as of December 31, 2021).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(ii)	Interest rate risk (Cont.)

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would increase loss before income tax for the year ended December 31, 2022 and 2021, USD 4,083 and USD 4,866 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the Consolidated Statement of Income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(iii)	Credit risk

The financial instruments that could be subject to concentration of credit risk consist of cash, cash equivalents, trade receivables and short-term investments.

The Group mainly places its cash and cash equivalents and short-term investments in several entities with low credit risk, reducing in this way the credit exposure to only one entity. The Group has not experienced significant losses from those assets.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

Trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) for all trade receivables and contract assets.

To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

The policy implemented by the Group consists in performing a case by case analysis, identifying those receivables and contract assets with no reasonable expectation of recovery or with particular situations, that are impaired according to each circumstances. For all other receivables and contract assets, the expected loss rate consists in stratifying trade receivables and contract assets into categories based on overdue days. The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2022 or 1 January 2022 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect historical experience of losses on trade receivables, current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due.

The provision for loss allowance as of December 31, 2022 and December 31, 2021 was determined as follows for both trade receivables and contract assets:

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2022
Trade receivables – gross carrying amount	140,335	75,105	20,644	5,420	4,426	5,815	28,925
Contract assets – gross carrying amount	2,053	2,053	-	-	-	-	-
Expected loss rate (*)		0%	4%	17%	15%	29%	88%
Provision for loss allowance	(29,718)	(152)	(845)	(945)	(672)	(1,660)	(25,444)
Net value	112,670	77,006	19,799	4,475	3,754	4,155	3,481

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2021
Trade receivables - gross carrying amount	143,401	52,404	13,768	5,072	1,763	4,446	65,948
Expected loss rate (*)		1%	5%	11%	14%	36%	86%
Provision for loss allowance	(60,510)	(720)	(634)	(544)	(249)	(1,606)	(56,757)
Net value	82,891	51,684	13,134	4,528	1,514	2,840	9,191

(*)  Average expected loss rate. As of December 31, 2022 and 2021, includes effect of Argentine customer situation as described in Note 26.a. as well as the impact of the provisions risen from the case by case analysis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iii)	Credit risk (Cont.)

Trade receivables and contract assets

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a significant period when past due.

The closing loss allowances for trade receivables and contract assets as of December 31, 2022 and 2021 reconcile to the opening loss allowances as follows:

	2022	2021
Balance at January 1,	(60,510)	(57,633)
Disposal of subsidiaries	310	-
Bad debts of the year	(13,432)	(12,287)
Recoveries	17,931	8,098
Write off	3,684	359
Translation differences and inflation adjustment	22,299	953
Balance at December 31,	(29,718)	(60,510)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets (see Note 7):

	2022	2021	2020
Impairment losses
- movement in provision for impairment	(13,443)	(14,727)	(16,400)
- recovery of previous impairment losses	18,203	8,311	2,918
Net impairment losses on financial assets	4,760	(6,416)	(13,482)

(iv)	Liquidity risk

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

A. Financial Risk Factors (Cont.)

(iv)	Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents) were 10.04% of total assets at the end of 2022 compared to 10.38% at the end of 2021. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

(v)	Capital Management

The capital structure of the Group consists of shareholders’ equity and short-term to long-term net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 22. The Group’s equity is analyzed into its various components in the Consolidated Statement of Changes in Equity.

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

	At December 31,
	2022	2021
Borrowings	1,465,437	1,439,603
Less: Cash and cash equivalents	(385,265)	(375,783)
Net debt	1,080,172	1,063,820
Equity	862,369	773,608

Net debt to equity ratio	125%	138%

B. Financial instruments by category

	Assets at fair value	Assets at amortized
December 31, 2022	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	-	110,617	110,617
Other receivables	-	107,708	107,708
Other financial assets (*)	15,952	57,669	73,621
Derivative financial assets	67	-	67
Cash and cash equivalents	-	385,265	385,265
Total	16,019	661,259	677,278

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	-	1,465,437	1,465,437
Leases liabilities	-	8,809	8,809
Derivative financial liabilities	51	-	51
Trade payables and other liabilities	-	1,100,603	1,100,603
Total	51	2,574,849	2,574,900

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3 Financial Risk Management (Cont.)

D. Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

4 Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services (“others”) to clients in different countries. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

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

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airport concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction Services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction Services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost (which are based on the principles of IFRIC 12) does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airport concessions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4 Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2022
Aeronautical revenue (*)	330,288	-	36,610	-	43,450	-	60,662	68,370	70,371	-	-	609,751
Non-aeronautical revenue (*)
Commercial revenue	308,114	232	52,700	-	36,289	19,882	145,059	25,060	32,449	(10,652)	3,412	612,545
Construction service revenue	124,210	-	-	-	13,169	-	1,819	2,769	7,829	-	-	149,796
Other revenue	-	-	-	-	13	-	-	-	6,558	(1,737)	1,737	6,571
Cost of services	(526,774)	(75)	(71,095)	-	(53,459)	(14,560)	(142,705)	(57,584)	(94,575)	9,477	(11,628)	(962,978)
Gross profit / (loss)	235,838	157	18,215	-	39,462	5,322	64,835	38,615	22,632	(2,912)	(6,479)	415,685
Selling, general and administrative expenses	(55,947)	(145)	(13,012)	(172)	(14,599)	(1,910)	(13,019)	(16,067)	(17,013)	2,912	(12,383)	(141,355)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(111)	-	-	(111)
Other operating income	15,857	2	16,254	-	159	-	175	91	4,796	-	6	37,340
Other operating expenses	(5,232)	-	(424)	-	(429)	(49)	(769)	(77)	-	-	(4)	(6,984)
Operating income / (loss)	190,516	14	21,033	(172)	24,593	3,363	51,222	22,562	10,304	-	(18,860)	304,575
Share of income / (loss) in associates	(24)	-	-	-	-	-	-	-	(257)	-	(689)	(970)
Amortization and depreciation	87,363	-	11,228	-	6,101	1,280	17,650	6,434	11,122	-	11,953	153,131
Adjusted Ebitda	277,855	14	32,261	(172)	30,694	4,643	68,872	28,996	21,169	-	(7,596)	456,736
Construction services revenue	(124,210)	-	-	-	(13,169)	-	(1,819)	(2,769)	(7,829)	-	-	(149,796)
Construction services cost	124,018	-	-	-	13,169	-	1,766	2,769	6,133	-	-	147,855
Adjusted Ebitda excluding Construction Services	277,663	14	32,261	(172)	30,694	4,643	68,819	28,996	19,473	-	(7,596)	454,795
Construction services revenue	124,210	-	-	-	13,169	-	1,819	2,769	7,829	-	-	149,796
Construction services cost	(124,018)	-	-	-	(13,169)	-	(1,766)	(2,769)	(6,133)	-	-	(147,855)
Adjusted Ebitda	277,855	14	32,261	(172)	30,694	4,643	68,872	28,996	21,169	-	(7,596)	456,736
Financial income												63,859
Financial loss												(196,405)
Inflation adjustment												19,459
Amortization and depreciation												(153,131)
Income before income tax												190,518
Income tax												(24,883)
Net income from continuing operations												165,635
Loss from discontinued operations												-
Net income for the year												165,635

Current assets	213,964	74	100,810	43	33,998	4,887	64,762	53,752	89,098	(60,562)	146,642	647,468
Non-current assets	1,600,511	30	675,108	-	158,248	8,240	169,030	56,025	255,354	(768)	266,541	3,188,320
Capital Expenditure	124,214	-	1,953	-	19,958	1,375	5,788	1,842	9,742	-	2	164,874
Current liabilities	226,136	35	211,308	-	19,258	3,131	22,110	47,447	137,057	(60,562)	70,399	676,319
Non-current liabilities	797,628	-	927,932	-	56,797	1,986	16,949	13,536	99,928	(768)	383,112	2,297,100

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4 Segment information (Cont.)

Geographical information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2020
Aeronautical revenue (*)	106,681	-	20,883	-	19,616	-	15,308	28,128	29,379	-	-	219,995
Non-aeronautical revenue (*)
Commercial revenue	147,599	184	30,510	-	19,890	15,536	22,396	13,002	16,799	(6,368)	165	259,713
Construction service revenue	95,793	-	-	-	9,281	-	1,730	8,611	10,363	-	-	125,778
Other revenue	-	-	-	-	56	-	-	-	1,777	(2,184)	2,221	1,870
Cost of services	(380,176)	(71)	(60,799)	-	(40,306)	(11,004)	(39,517)	(42,753)	(72,163)	7,118	(13,912)	(653,583)
Gross (loss) / profit	(30,103)	113	(9,406)	-	8,537	4,532	(83)	6,988	(13,845)	(1,434)	(11,526)	(46,227)
Selling, general and administrative expenses	(38,033)	(144)	(11,300)	(38)	(7,943)	(1,520)	(8,596)	(10,583)	(14,437)	1,357	(10,538)	(101,775)
Impairment loss of non-financial assets	-	-	(26,362)	-	-	-	-	-	-	-	(35,906)	(62,268)
Other operating income	6,522	3	34,829	-	281	117	129	256	11,968	-	-	54,105
Other operating expenses	(2,731)	(16)	(3,320)	-	(132)	(131)	(889)	(389)	18	77	(20)	(7,533)
Operating income / (loss)	(64,345)	(44)	(15,559)	(38)	743	2,998	(9,439)	(3,728)	(16,296)	-	(57,990)	(163,698)
Share of loss in associates	-	-	-	-	-	-	-	-	115	-	(1,782)	(1,667)
Amortization and depreciation	115,119	-	9,065	-	11,467	1,134	14,900	5,074	11,903	-	14,786	183,448
Adjusted Ebitda	50,774	(44)	(6,494)	(38)	12,210	4,132	5,461	1,346	(4,278)	-	(44,986)	18,083
Construction services revenue	(95,793)	-	-	-	(9,281)	-	(1,730)	(8,611)	(10,363)	-	-	(125,778)
Construction services cost	95,684	-	-	-	9,281	-	1,679	8,611	9,183	-	-	124,438
Adjusted Ebitda excluding Construction services	50,665	(44)	(6,494)	(38)	12,210	4,132	5,410	1,346	(5,458)	-	(44,986)	16,743
Construction services revenue	95,793	-	-	-	9,281	-	1,730	8,611	10,363	-	-	125,778
Construction services cost	(95,684)	-	-	-	(9,281)	-	(1,679)	(8,611)	(9,183)	-	-	(124,438)
Adjusted Ebitda	50,774	(44)	(6,494)	(38)	12,210	4,132	5,461	1,346	(4,278)	-	(44,986)	18,083
Financial income												35,697
Financial loss												(215,496)
Inflation adjustment												(26,532)
Amortization and depreciation												(183,448)
Income before income tax												(371,696)
Income tax												14,295
Net loss from continuing operations												(357,401)
Loss from discontinued operations												(4,492)
Net loss for the year												(361,893)

(*) Mainly includes revenues recognized over time, see Note 5.

5       Revenue

	2022	2021	2020
Aeronautical revenue	609,751	262,809	219,995
Non aeronautical revenue
Commercial revenue	612,545	362,087	259,713
Construction service revenue	149,796	79,760	125,778
Other revenue	6,571	2,257	1,870
Revenue	1,378,663	706,913	607,356

Timing of revenue recognition
Over time	1,035,506	560,834	500,049
At a point in time	114,826	28,126	14,105
Revenues accounted for under IFRS 16	228,331	117,953	93,202
Revenue	1,378,663	706,913	607,356

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

6       Cost of services

	2022	2021	2020
Salaries and social security contributions (*)	(205,891)	(141,011)	(124,412)
Concession fees (**)	(158,508)	(94,535)	(76,201)
Construction services cost	(147,855)	(77,453)	(124,438)
Amortization and depreciation (***)	(145,794)	(135,125)	(173,968)
Maintenance expenses	(107,474)	(83,905)	(82,095)
Cost of fuel	(107,170)	(24,884)	(13,076)
Services and fees	(56,834)	(44,832)	(40,458)
Office expenses	(10,753)	(5,208)	(3,717)
Taxes	(3,502)	(2,932)	(5,881)
Provision for maintenance costs	(3,450)	(4,706)	(1,813)
Others	(15,747)	(7,790)	(7,524)
	(962,978)	(622,381)	(653,583)

(*) At the year-end, the number of employees was 6.1 thousand in 2022, 5.8 thousand in 2021 and 2020.

(**) Includes depreciation for fixed concession assets fee, as shown in Note 12, of USD 18,764 for the year ended December 31, 2022 (USD 16,502 and USD 16,870 for the year ended December 31, 2021 and 2020 respectively).

(***) Includes depreciation of leases of USD 3,676 for the year ended December 31, 2022 (USD 3,185 and USD 2,540 for the year ended December 31, 2021 and 2020 respectively).

7       Selling, general and administrative expenses

	2022	2021	2020
Taxes (*)	(45,250)	(24,756)	(18,885)
Services and fees	(44,836)	(30,897)	(28,291)
Salaries and social security contributions	(32,310)	(21,172)	(20,386)
Amortization and depreciation (**)	(7,337)	(8,376)	(9,480)
Office expenses	(3,685)	(1,475)	(1,222)
Insurance	(2,359)	(2,145)	(2,026)
Maintenance expenses	(1,892)	(908)	(1,150)
Advertising	(1,652)	(912)	(1,564)
Bad debts recovery (***)	18,203	8,311	2,919
Bad debts	(13,443)	(14,727)	(16,400)
Other	(6,794)	(5,005)	(5,290)
	(141,355)	(102,062)	(101,775)

(*)   Mainly included taxes over bank transactions and tax on revenue.

(**) Includes depreciation of leases of USD 901 for the year ended December 31, 2022 (USD 969 and 673 for the year ended December 31, 2021 and 2020 respectively).

(***) During 2022 mainly includes recoveries in Argentina, as detailed in Note 26.a.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating results

8.1        Other operating income

	2022	2021	2020
Government grants (1)	15,621	7,599	6,251
Government subsidies per Covid-19 context (2)	14,133	33,366	46,701
Other	7,586	1,812	1,153
	37,340	42,777	54,105

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating results (Cont.)

8.1        Other operating income (Cont.)

(2)   Mainly corresponds to the following government subsidies to support airports in the context of Covid-19 pandemic for the year ended December 31, 2022, 2021 and 2020:

◾	Re-equilibrium of concession agreements due to force majeure or fortuitous case events in Brazilian airports for a total amount of USD 13,639, USD 25,473 and USD 33,185 net of tax in 2022, 2021 and 2020 respectively.

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

The compensatory amounts for the years 2022, 2021 and 2020 with respect of Brasilia were estimated at USD 11,754, USD 22,636 and USD 29,867 net of tax respectively, and the measure of this reconstitution is through the offset of the concession fee payable, see amount compensated in Note 23.

The compensatory amounts for the years 2022, 2021 and 2020 for Natal were estimated at USD 1,885, USD 2,837 and USD 3,318 net of tax respectively, which is being received through the offset of the monthly contribution and the readjustment of aeronautical tariffs, see receivable included in Note 17.

During 2022, the final compensatory amounts for the year 2021 were determined, resulting, net of tax, in an increase of USD 1,046 related to Brasilia airport and a reversal of USD 190 related to the Natal Airport compared to the amounts that had initially been estimated and recognized as Other operating income as of December 31, 2021.

During 2021, the final compensatory amounts for the year 2020 was determined, resulting in a total reversal of USD 3,450 (USD 3,074 and USD 376 related to Brasilia and Natal airports respectively) compared to the amount that had initially been estimated and recognized as Other operating income as of December 31, 2020.

◾	In 2020, a contribution of € 10 million (approximately USD 11,968) was allocated by the Regional Administration of Tuscany in favor of TA in order to contribute to the strengthening of the Tuscan airport system, facilitate the regional economy and address the critical market issues resulting from the Covid-19 pandemic.

On July 26, 2021 the European Commission approved, under the terms of the European Union law, an Italian grant of € 800 million to compensate airports and handling operators for losses caused by travel restrictions that Italy and other countries implemented in order to contain Covid 19 infections. As of December 31, 2021 the amount referring to this compensation to TA has been determined and recognized as an Other operating income of approximately € 9.5 million (equivalent to USD 10,900).

In June 2022, the final amount referring to the compensation granted to TA in 2021 was determined, resulting in a reversal of approximately € 339 thousand (equivalent to USD 362).

There are no unfulfilled conditions or other contingencies attaching to these grants.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating results (Cont.)

8.1        Other operating income (Cont.)

The Group has directly benefited from other forms of government assistance that were not accounted for in Other operating income:

◾	Assistance for employees; in Argentina, through Decrees No. 332/2020 have been instituted a series of benefits for those companies that have been affected by the health emergency. Among the assistance measures provided for by the decrees, the Argentine subsidiaries benefited from the postponement of the employer’s contributions and a reduction in social security contributions. In addition, the Administración Federal de Ingresos Públicos (“AFIP”) has approved the granting of the Salary Compensation Allowance from April to September 2020, extended through Decree No. 823/2020 until December 31, 2020. This allowance consists of a sum equivalent to 50% of the net salary, up to the maximum amount of two minimum vital salaries. As from January 2021, AFIP has approved the granting of an individual and fixed amount of money to be paid to workers on the account of the payment of remunerations. Assistance measures provided for by governments as the grant of a salary compensation allowance for employees are accounted as a reduction of results under Salaries and social security contributions line in Notes 6 and 7.

8.2        Other operating expenses

	2022	2021	2020
Other operating loss	(6,984)	(18,416)	(7,533)
	(6,984)	(18,416)	(7,533)

Mainly includes expenses related to legal proceedings.

9       Financial results, net

	2022	2021	2020
Interest income	43,919	17,639	17,587
Foreign exchange income	10,658	1,144	8,015
Other financial income (1)	9,282	9,297	10,095
Financial income	63,859	28,080	35,697

Interest expense	(164,288)	(125,533)	(99,018)
Foreign exchange loss	79,945	112,465	(33,037)
Changes in liability for concessions (2)	(101,488)	(109,103)	(69,737)
Other financial loss (3) (4) (5)	(10,574)	(9,100)	(13,704)
Financial loss	(196,405)	(131,271)	(215,496)

Inflation adjustment	19,459	6,691	(26,532)
Inflation adjustment	19,459	6,691	(26,532)
Financial results, net	(113,087)	(96,500)	(206,331)

(1) Mainly includes gains from other financial assets for a total amount of USD 5,695 for the year ended December 31, 2022 (USD 4,990 and USD 4,690 for the year ended December 31, 2021 and 2020, respectively) and net gains from derivative financial instruments at fair value for a total amount of USD 144 and USD 1,455 for the year ended December 31, 2021 and 2020 respectively.

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment.

(3) Includes leases financial cost, see Note 14(ii).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

9       Financial results, net (Cont.)

(4) As of December 31, 2021 and 2020 includes debt renegotiations premiums paid to Notes tenders for the exchange offers for a total amount of USD 193 and USD 4,690 respectively.

(5) As of December 31, 2021 includes additional amount paid to the noteholders of PDS regarding the prepayment of the Negotiable obligations for a total amount of USD 348 thousand.

10       Share of results in associates

	2022	2021	2020
Share of loss in associates (Note 15)	(970)	(629)	(1,667)
	(970)	(629)	(1,667)

11       Income tax

	2022	2021	2020
Current income tax	(20,468)	(19,084)	490
Deferred income tax	(4,415)	(50,027)	13,805
	(24,883)	(69,111)	14,295

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2022	2021	2020
Income / (loss) from continuing operations before income tax	190,518	(90,669)	(371,696)
Loss from discontinued operations before income tax	-	(21,196)	(4,492)
Income / (loss) for the year before income tax	190,518	(111,865)	(376,188)
Tax calculated at the tax rate in each country	(57,275)	37,397	110,056
Adjustments
Non-taxable income	17,624	19,630	10,079
Expenses related to non-taxable income	(19,005)	(21,967)	(19,725)
Non-deductible expenses	(14,402)	(4,836)	(5,831)
Effect of tax inflation adjustment (1)	(123,956)	(74,042)	(25,680)
Effect of inflation adjustment	10,253	(29,038)	(9,480)
Effect of asset revaluation for tax purposes (2)	141,030	79,667	44,423
Inflation adjustment for tax purposes of tax losses (3)	57,322	-	-
Unrecognized deferred taxes (4)	(43,861)	(48,344)	(86,199)
Income tax rate change (5)	-	(17,444)	-
Investment project exonerations (6)	6,095	-	-
Other	1,292	(10,134)	(3,348)
Income tax	(24,883)	(69,111)	14,295

(1)In order to determine the net taxable income of AA2000 at the end of this year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of USD 123,956 as of December 31, 2022 (USD 74,042 and USD 25,680 as of December 31, 2021 and 2020 respectively), due to the fact that as of December 31,2022 and 2021 the Accumulated price index variation for the last 36 months has already exceeded 100% (in both years) and for December 31, 2020 the yearly price index variation has already exceeded 30%. Likewise, the income tax law allowed the deferral of the charge generated until 2020 by the tax inflation adjustment in six consecutive years. For 2022, the tax inflation adjustment is applicable as the accumulated inflation of the last three years is greater than 100%, and the adjustment resulting from this procedure was recognized as a current tax of the year. As consequence, as of December 31, 2022, USD 123,956 (USD 74,042 and USD 4,278 as of December 31,2021 and 2020 respectively) was recognized as a reduction of current tax losses in deferred tax and in 2020, USD 21,402 as deferred tax liabilities.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax (Cont.)

(2)Corresponds to the asset revaluation for tax purpose included in Law No. 27.430 of Argentina. As of March 29, 2019, AA2000 start exercising the option of the asset revaluation for tax purpose.

(3)On May 23, 2022, AA2000 filed tax returns for year 2021, reporting tax losses from previous years in accordance with the mechanism provided by the tax laws in Argentina. As of December 31, 2022, the taxable base of the historical tax carryforward losses (excluding the result of the current fiscal year) amounts to ARS 15,066 million (equivalent to USD 85.0 million) and adjusted by inflation to ARS 44,411 million (equivalent to USD 250.7 million). AA2000 also made a filing before AFIP, under tax secrecy protection provided by law, in order to preserve its rights in a transparency framework. AA2000’s management, with the assistance of its legal and tax advisors, believe that the arguments raised before AFIP are closely related to those considered by the court in similar procedures, and therefore, it has solid arguments to support the applied criteria.

(4)Mainly temporary differences for which no deferred income tax has been recognized from Brazilian concessions. As of December 31, 2022 and 2020, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 14.8 and USD 54.2 million were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

(5)In June 2021, Law 27,630 was issued in Argentina, which sets gradual percentages over net income for the determination of the income tax. Both current income tax and deferred income tax of Argentinean companies were calculated considering these new percentages.

(6)On November 9, 2022, PDS was granted by Government of Uruguay tax exemptions related to investments to be made in connection with the development and expansion of new airports (Note 26.b) and the rest of the capex program of PDS managed by CAAP until the expiry of the concession in 2053. The exemptions include VAT and customs duties otherwise applied to construction costs as well as exemptions of income tax for a 25 years period, starting in 2022.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net

			Patent, intellectual
			property rights and
	Concession Assets	Goodwill	others	Total
Cost
Balances at January 1, 2022	4,243,258	9,543	22,812	4,275,613
Disposal of subsidiaries	-	-	(95)	(95)
Acquisitions	155,051	-	732	155,783
Impairment	(111)	-	-	(111)
Disposals	(549)	-	-	(549)
Other (Note 23)	570	-	-	570
Transfers	(55)	-	55	-
Transfer of concession assets to the grantor (*)	(7,956)	-	-	(7,956)
Transfer to property plant and equipment	(2)	-	-	(2)
Translation differences and inflation adjustment	359,027	(540)	(846)	357,641
Balances at December 31, 2022	4,749,233	9,003	22,658	4,780,894
Balances at January 1, 2021	3,855,479	5,733	23,489	3,884,701
Acquisition of business (Note 26 b)	-	4,501	663	5,164
Acquisitions	83,225	-	851	84,076
Impairment	(319)	-	(52)	(371)
Disposals	(138)	-	(348)	(486)
Transfer from property plant and equipment	36	-	-	36
Transfer to property plant and equipment	(38)	-	-	(38)
Translation differences and inflation adjustment	305,013	(691)	(1,791)	302,531
Balances at December 31, 2021	4,243,258	9,543	22,812	4,275,613
Depreciation
Accumulated at January 1, 2022	1,512,731	-	19,911	1,532,642
Disposal of subsidiaries	-	-	(61)	(61)
Depreciation of the year	157,522	-	1,141	158,663
Disposals	(51)	-	-	(51)
Transfers	(4)	-	4	-
Transfer of concession assets to the grantor (*)	(1,504)	-	-	(1,504)
Translation differences and inflation adjustment	132,177	-	(974)	131,203
Accumulated at December 31, 2022	1,800,871	-	20,021	1,820,892
Accumulated at January 1, 2021	1,247,384	-	20,833	1,268,217
Depreciation of the year	145,993	-	1,019	147,012
Disposals	(38)	-	(348)	(386)
Transfer from property plant and equipment	27	-	-	27
Translation differences and inflation adjustment	119,365	-	(1,593)	117,772
Accumulated at December 31, 2021	1,512,731	-	19,911	1,532,642
Net balances at December 31, 2022	2,948,362	9,003	2,637	2,960,002
Net balances at December 31, 2021	2,730,527	9,543	2,901	2,742,971

(*) On March 1, 2022, the operations of the Aeronautical and Air Traffic Telecommunications Service Provider Station and the Airport Control Tower of ICASGA were transferred to the Airspace Control Department, representing a net value of R$ 33.7 million (equivalent to approximately USD 7.1 million). As of December 31, 2022, the compensation estimated to be received regarding to the concession assets transferred is equivalent to approximately USD 6.5 million and is included in Other Receivables within Non-Current assets of the Consolidated Statement of Financial Position.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net (Cont.)

Due to the increase of traffic witnessed during 2022 across all countries as reported in Note 1.2.2, the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian segment (including concession assets with a carrying value of USD 695.3 million as of December 31, 2022) based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as passenger growth rates, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Regarding CAAP’s Brazilian subsidiaries, the Company tested the value of goodwill allocated that led in 2020 to an impairment loss of USD 35,906. Additionally, as of December 31, 2020 an impairment loss of USD 26,362 was recognized with respect of ICASGA´s concession following an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use).

As the calculation of the impairment applied to the intangible assets has as one of its main variables the discount rate and the passenger growth rates ICASGA carried out a sensitivity analysis showing the impact that it would have on the result if different discount rates and compound annual growth of passengers were used.

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

The carrying value of the assets impaired was as follows:

		Goodwill
	ICASGA	allocated to
	Concession	Brazilian
	assets	subsidiaries
Net assets at January 1, 2020	71,918	50,249
Acquisitions	63	—
Impairment	(26,362)	(35,906)
Amortization of the year	(1,425)	—
Disposals	(921)	—
Translation differences	(13,530)	(14,343)
Net assets at December 31, 2020	29,743	—

The table below summarizes the results of the sensitivity analysis assuming that each key assumption changes by one per cent with all other assumptions held constant. The impact is expressed in terms of the effect on the results for the year ended December 31, 2020.

Key assumption	Minus 1%	Plus 1%
Discount rate	3,432	(2,991)
Passenger’s CAGR	(5,196)	5,769

As of December 31, 2022 and 2021, the recoverable amount of aforementioned CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13       Property, plant and equipment, net

	Land,	Plant and	Vehicles,
	building and	production	furniture and	Works in
	improvements	Equipment	fixtures	progress	Others	Total
Cost
Balances at January 1, 2022	56,939	64,330	51,901	1,177	24,186	198,533
Disposal of subsidiaries	-	(11,705)	-	-	(481)	(12,186)
Acquisitions	175	2,036	9,063	870	347	12,491
Disposals	(1)	(153)	(37)	-	(169)	(360)
Transfers	762	159	(14)	(930)	23	-
Transfers from Intangible	-	2	-	-	-	2
Translation differences and inflation adjustment	(1,231)	(2,749)	7,684	(62)	(1,385)	2,257
Balances at December 31, 2022	56,644	51,920	68,597	1,055	22,521	200,737
Balances at January 1, 2021	57,164	69,264	47,877	3,387	25,787	203,479
Acquisition of business	-	92	-	-	4	96
Acquisitions	585	3,594	1,428	1,620	438	7,665
Disposals	(169)	(6,333)	(362)	-	(68)	(6,932)
Transfers	2,407	1,435	-	(3,843)	-	(1)
Transfers from Intangible	-	-	38	-	-	38
Transfer to Intangible	-	(12)	(24)	-	-	(36)
Translation differences and inflation adjustment	(3,048)	(3,710)	2,944	13	(1,975)	(5,776)
Balances at December 31, 2021	56,939	64,330	51,901	1,177	24,186	198,533
Accumulated at January 1, 2022	14,140	48,135	40,230	-	20,548	123,053
Disposal of subsidiaries	-	(10,918)	-	-	(446)	(11,364)
Depreciation of the year	1,101	3,256	3,758	-	1,125	9,240
Disposals	-	(121)	(37)	-	(45)	(203)
Transfers	-	2	(15)	-	13	-
Translation differences and inflation adjustment	83	(2,191)	8,555	-	(1,178)	5,269
Accumulated at December 31, 2022	15,324	38,163	52,491	-	20,017	125,995
Accumulated at January 1, 2021	13,677	53,218	34,901	-	20,850	122,646
Acquisition of business	-	21	-	-	1	22
Depreciation of the year	909	3,787	3,409	-	1,362	9,467
Disposals	-	(5,970)	(358)	-	(19)	(6,347)
Transfer to Intangible	-	(11)	(16)	-	-	(27)
Translation differences and inflation adjustment	(446)	(2,910)	2,294	-	(1,646)	(2,708)
Accumulated at December 31, 2021	14,140	48,135	40,230	-	20,548	123,053
Net balances at December 31, 2022	41,320	13,757	16,106	1,055	2,504	74,742
Net balances at December 31, 2021	42,799	16,195	11,671	1,177	3,638	75,480

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases

(i) Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended December 31,
Right-of-use assets	2022	2021
Land, building and improvements	6,757	10,062
Plant and production equipment	2,031	2,057
Vehicles, furniture and fixtures	404	783
	9,192	12,902

Lease liabilities
Current	3,278	3,765
Non-current	5,531	8,484
	8,809	12,249

The evolution of right-of-use assets and lease liabilities during 2022 and 2021 are as follows:

Right-of-use assets	2022	2021
Balances at the beginning of the year	12,902	13,448
Additions	465	2,407
Contract modifications	(103)	-
Depreciation of the year	(4,577)	(4,154)
Translation differences and inflation adjustment	505	1,201
Balances at the end of the year	9,192	12,902

Lease liabilities	2022	2021
Balances at the beginning of the year	12,249	13,684
New contracts	482	2,419
Lease payments	(4,307)	(4,729)
Contract modifications	(103)	-
Leases financial cost	605	737
Translation differences and inflation adjustment	(117)	138
Balances at the end of the year	8,809	12,249

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2022	3,576	1,022	2,192	3,890	10,680
At December 31, 2021	4,035	3,776	5,376	4,354	17,541

The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(ii) Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

	For the year ended December 31,
	2022	2021	2020
Depreciation charge of right-of-use assets
Land, building and improvements	(3,966)	(3,514)	(2,790)
Plant and production equipment	(179)	(160)	(160)
Vehicles, furniture and fixtures	(432)	(480)	(263)
	(4,577)	(4,154)	(3,213)

Financial expenses (Leases financial cost)	(605)	(737)	(407)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(412)	(827)	(927)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(300)	(299)	(222)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(1,330)	(467)	(540)

(iii) Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passenger traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the Group with such variable lease contracts would increase total lease payments by approximately USD 133.0 as of December 31, 2022 (USD 67.1 and 54.0 as of December 31, 2021 and 2020 respectively).

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

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passenger traffic, correspond, as December 31, 2022, to a 48% of total revenues of leases and sub-concession of spaces (39% and 38% as of December 31, 2021 and 2020 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(iv) The group as a lessor (Cont.)

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

	At December 31,
	2022	2021	2020
Within 1 year	99,142	77,387	66,546
Between 1 and 5 years	241,115	175,409	176,019
Later than 5 years	136,344	42,082	155,840
Total	476,601	294,878	398,405

15       Investments in associates

	For the year ended December 31,
	2022	2021
Balances at the beginning of the year	2,355	5,336
Share of loss in associates (Note 10)	(970)	(629)
Discontinued operations (Note 30)	-	(3,081)
Contributions	260	741
Decrease	-	(67)
Others	223	-
Translation differences	43	55
Balances at the end of the year	1,911	2,355

Breakdown of the share of loss in associates is as follows:

	2022	2021	2020
Sociedad Aeroportuaria Kuntur Wasi S.A.	(260)	(741)	(2,070)
Others	(710)	112	403
	(970)	(629)	(1,667)

Main Associates are as follows:

			Investment in associates
			Percentage of
			ownership at		For the year ended
		Country of	December 31,		December 31,
Company	Main activity	incorporation	2022	2021	2022	2021
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Sociedad Aeroportuaria Kuntur Wasi S.A. (**)	Airport Operation	Perú	47.90%	47.90%	-	-
Others		-	-	-	911	1,355
					1,911	2,355

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

(**) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero; therefore, since then the investment has been maintained in zero.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. The tax rate per country is the following: Uruguay: 25%, Argentina: 35%, Italy: 29%, Armenia: 18%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 25%.

The evolution of deferred tax assets and liabilities during the years 2022 and 2021 are as follows:

Deferred tax liabilities

	Property, plant
	and equipment and	Tax inflation
	Intangibles Assets	adjustment	Other liabilities	Total
Balances at January 1, 2022	279,478	32,322	8,085	319,885
Increase/ (decrease) of deferred tax liabilities for the year	19,214	(5,295)	76	13,995
Translation differences and inflation adjustment	6,034	(13,578)	(1,055)	(8,599)
Balances at December 31, 2022	304,726	13,449	7,106	325,281
Balances at January 1, 2021	215,331	36,181	3,245	254,757
Increase of deferred tax liabilities for the year	62,472	2,675	5,116	70,263
Translation differences and inflation adjustment	1,675	(6,534)	(276)	(5,135)
Balances at December 31, 2021	279,478	32,322	8,085	319,885

Deferred tax assets

		Tax loss	Property, plant and
	Provisions and	carry	equipment and
	allowances	forwards	Intangibles Assets	Other	Total
Balances at January 1, 2022	34,073	113,304	932	13,022	161,331
Disposal of subsidiaries	(343)	(2,198)	-	16	(2,525)
(Decrease) / increase of deferred tax assets for the year	(410)	12,580	(108)	(2,482)	9,580
Translation differences and inflation adjustment	(7,054)	(10,911)	165	(2,881)	(20,681)
Balances at December 31, 2022	26,266	112,775	989	7,675	147,705
Balances at January 1, 2021	24,167	120,624	1,152	10,563	156,506
Acquisitions of business	-	-	-	1,078	1,078
Increase/(decrease) of deferred tax assets for the year	12,234	6,058	(308)	2,252	20,236
Translation differences and inflation adjustment	(2,328)	(13,378)	88	(871)	(16,489)
Balances at December 31, 2021	34,073	113,304	932	13,022	161,331

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax (Cont.)

The recoverability analysis of deferred tax assets and liabilities is as follows:

	For the year ended December 31,
	2022	2021
Deferred tax assets to be recovered within 12 months	3,509	2,572
Deferred tax assets to be recovered after 12 months	144,196	158,759
Deferred tax liabilities to be incurred within 12 months	(3,648)	(4,097)
Deferred tax liabilities to be incurred after 12 months	(321,633)	(315,788)

The Group does not recognize deferred tax assets for unused tax loss carryforward or unused tax credit if it is not probable that there will be sufficient future taxable profit against which the loss carryforward or credit can be utilized.

At December 31, 2022 an amount of USD 210.0 million (USD 204.9 million at December 31, 2021) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough taxable profit available to allow the benefit of part or all of that deferred tax asset to be utilized. Unused tax loss carryforwards do not expire although there are certain deduction limits.

At December 31, 2022, USD 61.8 (USD 76.2 million at December 31, 2021) of the deferred tax asset relates to tax losses carryforward that do not expire, while the remaining USD 51.0 million (USD 37.1 million at December 31, 2021) expire as follows:

	For the year ended December 31,
Expiration date	2022	2021
December 31, 2025	50,161	36,377
December 31, 2026	837	677
December 31, 2027	16	—

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

	2022	2021
Deferred tax assets	54,882	68,867
Deferred tax liabilities	(232,458)	(227,421)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17       Other receivables

	At December 31,
	2022	2021
Non-Current
Tax credits	10,992	8,191
Trust funds (1)	54,782	58,623
Prepaid expenses	792	219
Other	12,199	5,340
	78,765	72,373
Current
Tax credits	10,925	15,508
Guarantee deposit	9,605	8,485
Receivables from related parties (Note 27)	10,140	9,113
Prepaid expenses	4,849	3,851
Government grants to receive (2)	7,193	17,643
Other(3)	15,088	11,821
	57,800	66,421

(1) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(2) As of December 31, 2022 and 2021 includes grants to be received by TA and ICASGA, see Note 8.

(3) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of TA for a total amount of USD 5,188 as of December 31,2022 (USD 4,869 as of December 31,2021).

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 58.8 million at December 31, 2022 (USD 62.5 million as of December 31, 2021). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

18       Inventories

	At December 31,
Non- Current	2022	2021
Supplies	254	-
	254	-
Current
Supplies	4,844	3,573
Oil and byproducts	10,917	7,940
Others	4	7
	15,765	11,520

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

19       Trade receivables

	At December 31,
Non-Current	2022	2021
Accounts receivable	4,683	4,774
Trade receivables from related parties (Note 27)	1,431	-
Loss allowance (see Note 3A(iii))	(4,533)	(4,590)
	1,581	184
Current
Accounts receivable	129,168	134,889
Trade receivables from related parties (Note 27)	5,053	3,738
Contract assets	2,053	-
Loss allowance (see Note 3A(iii))	(25,185)	(55,920)
	111,089	82,707

Fair value of trade receivables approximates to the net book value.

20       Other financial assets

	At December 31,
	2022	2021
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	3,160	3,344
	3,160	3,344
Other financial assets at amortized cost
Related parties (Note 27)	2,954	2,801
Other(**)	810	13,037
	3,764	15,838
	6,924	19,182
Current
Other financial assets at fair value through profit or loss
Corporate Bonds	7,913	9,690
Mutual funds	4,458	8,116
Government securities	313	10,513
Other	108	180
	12,792	28,499
Other financial assets at amortized cost
Related parties (Note 27)	-	9,827
Time Deposits	39,078	20,050
Treasury bills	1,956	-
Other (**)	12,871	16,923
	53,905	46,800
	66,697	75,299

(*) As of December 31, 2022 and 2021 includes equity investments where the Group holds a minor equity interest and does not exert significant influence, mainly TA’s purchase of an 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20       Other financial assets (Cont.)

(**) As of December 31, 2022 and 2021 mainly includes restricted cash in the interest payment account established, and to be maintained until November 29, 2023, to perform payments related to fees, expenses and interests of the Senior Secured Guaranteed Notes due 2034 of ACI Airport Sudamérica S.A.U. (see Note 22).

Fair value of other financial assets approximate book value.

21       Cash and cash equivalents

	At December 31,
	2022	2021
Cash to be deposited	568	356
Cash at banks	255,743	336,546
Time deposits	12,474	9,250
Other cash equivalents (1)	116,480	29,631
	385,265	375,783

(1) As of December 31, 2022, mainly includes bank deposit certificates with immediate liquidity for approximately USD 64.6 million (USD 10.5 million as of December 31, 2021).

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of December 31, 2022, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 4,843 (USD 964 as of December 31, 2021).

22       Borrowings

	At December 31,
	2022	2021
Non-current
Bank and financial borrowings (**)	353,740	258,248
Notes (*)	933,681	760,089
	1,287,421	1,018,337
Current
Bank and financial borrowings (**)	125,164	354,023
Notes (*)	52,852	67,243
	178,016	421,266
Total Borrowings	1,465,437	1,439,603

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

Changes in borrowings during the years are as follows:

	2022	2021
Balances at the beginning of the year	1,439,603	1,344,817
Loans obtained	371,951	396,504
Loans repaid	(328,775)	(266,839)
Interest paid	(111,387)	(86,108)
Accrued interest for the year	115,093	114,710
Debt renegotiation expenses capitalization	(2,011)	(20,439)
Translation differences and inflation adjustment	(19,037)	(43,042)
Balances at the end of the year	1,465,437	1,439,603

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2022 (1)	278,427	252,961	622,876	895,887	2,050,151
At December 31, 2021 (1)	524,338	232,950	500,228	711,660	1,969,176

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2022	2021
Fair value of borrowings (2)	1,423,983	1,466,852
	1,423,983	1,466,852

(2) Valuation at quotation prices (not adjusted) in active markets for identical assets or liabilities Fair Value level 2 under IFRS 13 hierarchy. There are no financial instruments measured at fair value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following as of December 31, 2022:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	234.6
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	November 2032	Fixed 6.875%	12.5
CAI	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	64.9
		February 2017, May 2020 (1)	USD	212.3	February 2027	Fixed 6.875%	91.1
	Senior secured guarantee notes	October 2021	USD	208.9	August 2031	Fixed 8.500%	208.1
AA2000	Class 3 Notes	September 2021	USD (2)	30.5	September 2023	Fixed 4.000%	30.5
	Class 1 Series 2021 Notes	November 2021	USD	64.0	August 2031	Fixed 8.500%	60.6
	Class 4 Notes	November 2021	USD	62.0	November 2028	Fixed 9.500%	60.2
	Class 5 Notes	February 2022	USD (2)	138.0	February 2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	February 2025	Fixed 2.000%	35.9
	Class 7 Notes	July 2022	USD (2)	20.0	July 2025	Fixed 0.000%	19.9
	Class 9 Notes	August 2022	USD (2)	30.0	August 2026	Fixed 0.000%	29.9
Total							986.5

(1)A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

(*) Notes include the following as of December 31, 2021:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	233.6
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	November 2032	Fixed 6.875%	13.3
CAI	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	68.5
		February 2017, May 2020 (1) (2)	USD	212.3	February 2027	Fixed 6.875%	113.9
	Senior secured guarantee notes	October 2021	USD	208.9	August 2031	Fixed 8.500%	207.9
	Class 2 Notes Series 2020	August 2020	USD (2)	40.0	August 2022	Fixed 0.000%	40.0
AA2000	Class 3 Notes	September 2021	USD (2)	30.5	September 2023	Fixed 4.000%	30.3
	Class 1 Series 2021 Notes	November 2021	USD (2)	64.0	August 2031	Fixed 8.500%	60.1
	Class 4 Notes	November 2021	USD	62.0	November 2028	Fixed 9.500%	59.7
Total							827.3

(1)A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

●	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of December 31, 2022 and 2021, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.and PDS.

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

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes, amounting as of December 31, 2022, USD 12.9 million (USD 30 million as of December 31, 2021) and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of December 31, 2022.

●	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. In December 2022, it has been granted a waiver of any default as a result of the testing of the financial ratios in respect of the calculation dates falling on December 31, 2022 and June 30, 2023.

●	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred.

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

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms.Accrued interest are capitalized quarterly. From May 1, 2021, the expiry date of the PIK Period, New Notes accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

On September 8, 2021 AA2000 issued USD 30.5 million aggregate principal amount of 4.00% Class 3, repayable in a single payment at maturity.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Series 2021 Notes”) to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. Additionally, on November 4, 2021, AA2000 issued USD 64 million of Series 2021 Notes related to a new fund raising. The main covenants and guarantees remain unchanged. Additionally, it has been established in the offering memorandum that the compliance of the financial ratios do not begin to apply until June 2023.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the Central Bank of Argentina to establish a non-interest bearing U.S. dollar trust account in the United States to secure the Series 2021.

On November 4, 2021, AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, i.e. November 1, 2028, bearing an annual interest rate of 9.5%. The Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

On February 21, 2022, AA2000 issued USD 174 million of dollar-linked notes, in the local market, in two tranches:

●	USD 138 million of Class 5 Notes, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027. AA2000 will use these proceeds to fund infrastructure works in the Group “A” airports, within the National Airports System;
●	USD 36 million of Class 6 Notes, with an interest rate of 2%, maturing in February 2025.

In June 2022, AA2000 repurchased USD 2 million of dollar-linked notes issued in August 2020. In August 2022, USD 25.4 million of these notes were exchanged for dollar-linked Class 9 Notes, while at the maturity date, in August 2022, AA2000 repaid the remaining USD 12.6 million.

On July 8, 2022, AA2000 issued USD 20 million of dollar-linked Class 7 Notes in the local market, at a 0% interest rate, repayable in a single installment in July 2025.

On August 19, 2022, AA2000 issued USD 30 million of dollar-linked Class 9 Notes in the local market, at a 0% interest rate, repayable in three installments of USD 10 million each, in February, May and August 2026. The integration of the nominal value amounted to USD 25.4 million through the exchange of Class 2 Notes while the remaining USD 4.6 million were in integrated in ARS.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2022, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4
ICASGA	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.5	A
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	1.7
ICAB	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	208.3	A
	Votorantim	R$	March 2023	Variable	CDI plus spread	0.8	C
	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	5.9	D
TAGSA	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.1	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	5.4	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	3.6	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.2	D
TCU	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.0	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	0.8	D
	Santander Uruguay	USD	November 2027	Fixed	5.37%	1.0	D
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	15.5	D
	BPM	Euro	December 2023	Fixed	1.65%	0.1	D
	Unicredit	Euro	March 2023	Variable	Euribor 3 month plus spread	10.1	D
	BNL	Euro	May 2023	Fixed	3.76%	5.4	D
TA	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	85.1	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.1	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	January 2023	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	Euro	March 2023	Fixed	1.86%	11.8	D
	Banca Intesa San Paolo	Euro	March 2023	Fixed	1.60%	11.9	D
AIA	Ameriabank C.J.S.C.	Euro	December 2025	Fixed	6.00%	21.1	B
ANSA	Banco Macro	ARS	November 2024	Variable	BADLAR plus spread	1.2	A
	Banco de la Provincia de Buenos Aires	USD	July 2024	Fixed	7.00%	0.8	D
AA2000	Onshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	8.0	A
	Onshore renegotiation - ICBC	USD	November 2024	Fixed	8.50%	17.8	A
	Citibank N.A. (5)	USD	February 2023	Variable	SOFR plus spread	2.4	A
	Offshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	1.6	A
	ICBC Dubai	USD	October 2025	Variable	SOFR plus spread	10.2	B
	Banco Ciudad	USD	November 2023	Fixed	6.00%	3.5	B
CAISA	Santander Uruguay	USD	April 2027	Fixed	5.10%	6.9	B
	Banco Itaú	USD	April 2027	Fixed	3.80%	6.9
PDS	Banco de la República Oriental del Uruguay	USD	March 2028	Variable	7.03%	10.0	C
Total						478.9

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2021, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
ICASGA	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.7	A
	BNDES	R$	September 2022	Fixed	2.50%	0.3
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.2
	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	203.2	A
ICAB	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	June 2022	Variable	CDI plus spread	3.1	C
	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	7.4	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.8	D
TAGSA	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	7.2	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	5.5	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.7	D
TCU	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.5	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	1.0	D
	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	1.2	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	19.6	D
	BPM	Euro	January 2022	Fixed	0.5%	4.0	D
	BPM	Euro	December 2023	Fixed	1.65%	0.2	D
	Unicredit	Euro	March 2022	Fixed	0.75%	9.6	D
	Unicredit	Euro	May 2022	Fixed	0.75%	1.1	D
TA	BNL	Euro	April 2022	Fixed	0.60%	5.7	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	95.8	D
	CREDEM	Euro	January 2022	Fixed	0.09%	1.1	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.3	D
	MPS Servicio capital	Euro	March 2022	Fixed	0.38%	12.5	D
	Banca Intesa San Paolo	Euro	March 2022	Fixed	1.20%	12.6	D
		USD	June 2024	Variable	Libor 6 month plus spread (7)	30.6	B
AIA	Ameriabank C.J.S.C.	Euro	June 2024	Variable	Euribor 6 month plus spread (7)	32.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.3	D
ANSA	Banco Macro	USD	February 2022	Variable	Libor plus spread(6)	2.3	A
	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7.00%	0.1	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	28.7	A
AA2000	Onshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	27.4	A
	Onshore renegotiation - ICBC	USD	November 2024	Fixed	8.50%	10.1	A
	Citibank N.A. (5)	USD	February 2023	Variable	Libor plus spread(6)	16.4	A
	Offshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	13.2	A
	Banco Ciudad	USD	November 2023	Fixed	6.00%	5.0	B
	Banco Macro	USD	December 2022	Fixed	7.75%	10.1	B
CAISA	Santander Uruguay	USD	April 2027	Fixed	5.10%	7.0
	Banco Itaú	USD	April 2027	Fixed	3.80%	7.0	B
PDS	Banco de la República Oriental del Uruguay	USD	March 2028	Fixed	3.11%	10.0	A
Others						0.1
Total						612.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate).

IPCA: corresponds to the Brazilian Consumer Price index).

(2) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos.

R$ - Brazilian Reales.

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate).

(4) Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government.

(5) Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

(6) Amendment to the original contracts with the financial institutions have been executed to switch from LIBOR to alternative reference interest rates without a significant impact.

(7) The loan was prepaid during 2022.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-

The Credit Facility Agreement between ICASGA and the Banco Nacional do Desenvolvimento Econômico e Social (“BNDES”) is secured by the pledge of the shares of ICASGA, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of ICASGA. It also establishes a required pre-authorization by BNDES on payments of ICASGA dividends if exceeding 25% of net profits.

The Credit Facility Agreement between ICAB and BNDES is secured by the pledge of ICAB and Inframérica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of ICAB. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of ICAB dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, which has been achieved in April, 2022, being in compliance as of December 31, 2022.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021’s fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES loan agreement. As a result, the amount of USD 192.1 million was presented as current as of December 31, 2021.

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of fixed concession fee which was due and payable in December 31, 2021 and, even though, the Brazilian Ministry of Infrastructure had granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations.

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

In January 2022, ICAB replaced an existing loan with Banco Votorantim S.A. – Bahamas Branch with a new loan in U.S. dollars due in March 2023. This loan is secured by a guarantee letter issued by CAAP. Further payments under the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-	In December 2022, AIA prepaid the existing loans and entered into a new loan agreement with Ameriabank C.J.S.C. for up to € 40 million of which € 20 million were disbursed as of December 31, 2022 while the remaining € 20 million can be drawn by AIA until April 30, 2023. This agreement provides restrictions regarding payments, additional indebtedness, disposal of assets and transactions with affiliates, and the maintenance of certain financial ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding, starting from June 30, 2023.

As of December 31, 2022, AIA pledged to the security agent cash held in bank accounts for USD 38,511. Additionally, the loan is secured by the pledge of shares of the Company and of certain collection rights.

-	TA, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. In December 2022, TA has been granted a waiver of any default related to the financial ratios covenants as of December 31, 2022, being the next testing date December 31, 2023.

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

-	ANSA loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

On January 25, 2022, ANSA agreed to reschedule the loan extending its term to November 2024, subject to a partial principal repayment in January 2022. The remaining debt will be repaid in quarterly installments starting in May 2022. Additionally, the outstanding debt was switched from USD to ARS and the interest rate from Libor plus a spread to BADLAR plus a spread.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Additional loans in ARS have been obtained to pay the installment during 2020 and 2021 of the renegotiated 2019 Credit Facilities agreement. All these loans were in ARS accruing quarterly interests at a variable rate.

On November 18, 2021, AA2000 agreed with the Lenders the granting of a bimonetary loan in order to prepay the loans from the Framework Agreement. The loans are secured by the Argentine Collateral Trust Agreement. Disbursements were made in November and December 2021, both in USD (Onshore renegotiation – ICBC) and in ARS (Offshore renegotiation) for USD 10 million and ARS 3,944 million (equivalent to USD 22.3 million) respectively. During 2022 disbursements under the bimonetary loan were granted and used to offset the installments of the Framework Agreement for ARS 3,682.0 million (equivalent to USD 20.8 million) and for USD 7.8 million. Additionally, prepayments of the bimonetary loans in ARS were made during 2022 for ARS 6,085.0 million (equivalent to USD 34.3 million).

On February 2, 2022, AA2000 agreed with Citibank N.A. to modify the amortization schedule of the principal installments of the Offshore Loan corresponding to the months of February, May and August 2022 for a total of USD 11.7 million, the latter amount being payable in 6 equal installments maturing in February, March, May, June, August and September 2022. Additionally, the interest rate of the loan was switched from Libor plus spread to SOFR plus spread, without a significant impact.

On November 1, 2021, AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for USD 5 million. The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve and eighteen months, and the remaining 40% after twenty-four months. It is secured by assigned revenues from certain commercial contracts.

On March 25, 2022, AA2000 entered into a commitment agreement with Banco Macro for funds to be eventually disbursed, up to USD 40 million, which will be applied for the purposes set forth in the agreement signed with ORSNA on September 2, 2021, approved by Resolution 60/21.

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million, accruing interest at a variable rate equivalent to three-month SOFR plus spread of 7.875% and withholding taxes. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

-	CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.
-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

Negotiations with lenders for the approval of temporary waivers of compliance with applicable covenants, when and where necessary, have been carried out during 2022 and 2021 to avoid any risk of an event of default under pending facilities entered into by Group entities.

As of December 31, 2022, the Company and its subsidiaries either met the financial covenants under outstanding financings or had obtained temporary waivers thereunder, as aforementioned.

23       Other liabilities

	At December 31,
	2022	2021
Non-current
Concession fee payable (1)	700,395	657,682
Advances from customers	13,910	14,475
Provisions for legal claims (4)	9,712	8,132
Provision for maintenance costs (2)	19,079	19,239
Other taxes payable	508	2,058
Employee benefit obligation (3)	4,376	7,990
Salary payable	286	263
Other liabilities with related parties (Note 27)	1,382	1,308
Other payables	18,735	32,652
	768,383	743,799
Current
Concession fee payable (1)	228,614	167,352
Other taxes payable	17,288	19,998
Salary payable	46,061	32,843
Other liabilities with related parties (Note 27)	1,121	1,049
Advances from customers	5,098	4,718
Provision for maintenance cost (2)	3,835	2,432
Expenses provisions	2,413	1,879
Provisions for legal claims (4)	3,424	3,714
Other payables (*)	49,224	50,841
	357,078	284,826

(*) As of December 31, 2022, includes deferred income for a total amount of USD 15,395 (USD 14,552 as of December 31, 2021) and as of December 31, 2021, the outstanding balance for the disposal transaction of Aeropuertos Andinos del Perú S.A. that amounted to USD 14,700, see Note 30.

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2022 (**)	357,078	88,255	263,318	1,549,369	2,258,020
At December 31, 2021 (**)	285,371	120,005	231,486	1,336,007	1,972,869

(**) The amounts disclosed in the table are undiscounted cash flows

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable result from the concession agreement between The Brazilian National Civil Aviation Agency - ANAC and ICAB and ICASGA.

The Brazilian concession agreement establishes the payment of a fixed and variable concession fee.

a)	Fixed concession fee

The Brasilia Airport concession agreement established a fixed concession fee of R$ 4,501,132 thousand, payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA. The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800 thousand, payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate. The Group initially recognized the present value of fixed concession fee against a concession asset in intangible assets. The liability is presented as current and non-current concession fee payable within other liabilities.

This fixed concession fee is divided in two parts:

(a)	Right of use if the airport operates at the existing operating capacity at the beginning of the concession, and
(b)	the second portion relates to the Group estimation of the value of the right of use after completion of the infrastructure works that increase capacity of the airport.

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

Changes in the year of the Concession fee payable are as follows:

	2022	2021
Balances at the beginning of the year	825,034	741,704
Financial result (*)	112,345	116,460
Concession fees	139,744	78,033
Payments (**)	(157,898)	(26,956)
Re-equilibrium adjustment compensation (Note 8.1)	(1,666)	3,074
Re-equilibrium compensation (Note 8.1)	(13,768)	(25,071)
Other	570	2,576
Translation differences and inflation adjustment	24,648	(64,786)
Balances at the end of the year	929,009	825,034

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 8.

(**) As of December 31, 2022, includes compensation of credits of AA2000. Additionally, in light of Covid-19 pandemic context, as of December 31, 2021, some governments implemented measures aligned to the then current environment such as the deferral of payment periods to relieve the liquidity situation of the airport sector.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession. As of December 31, 2022 and 2021, a 50% of the concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested (Note 22). Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount of R$ 172.8 million, ICAB presented on November 21, 2022 to the Ministry of Infrastructure, an offer of court payment orders, which is still in process of analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.

On December 17, 2020 AA2000 reached an agreement with ORSNA in relation with past due payments of concession fees and development trusts suspended during 2020, for approximately USD 38 million to be paid in installments between October 2021 and September 2022. On September 2, 2021, AA2000 and ORSNA agreed to postpone the past due payments to be paid in installments between December 2022 and November 2023.

(2) Changes in the year of the Provision for maintenance costs is as follows:

	2022	2021
Balances at the beginning of the year	21,671	27,195
Accrual of the year	4,118	5,016
Use of the provision	(1,652)	(8,727)
Translation differences and inflation adjustment	(1,223)	(1,813)
Balances at the end of the year	22,914	21,671

(3) TAGSA and Toscana have post-employment benefits which are defined benefit obligations. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the year.

The assumptions used for the purposes of valuation of TA long term benefits at December 31, 2022 and 2021 are:

-  Annual discount rate: 3.77% (0.97% in 2021).

-  Annual inflation rate: 5.9% for the year 2023, 2.3% for the year 2024 and 2% from 2025 (1.20% in 2021).

-  Annual employee termination benefit increase rate: 5.9% for the year 2023, 3.2% for the year 2024 and 3% from 2025 (2.40% in 2021).

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana for a total amount of USD 2.5 million is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	2,359	2,569	2,491	2,431	2,467	2,455

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The assumptions used for the valuation of TAGSA at December 31, 2022 and 2021 are:

-  Annual discount rate: 5.96% (2.96% in 2021).

-  Annual turnover rate: 14.98% (11.50% in 2021).

-  Annual employee termination benefit (in years): 7.06 (8.56 in 2021).

-  Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2021). (*)

-  Annual employee future wage increase: 1.29% (1.05% in 2021).

(*)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the prevision of TAGSA for a total amount of USD 1.9 million is as follows:

			Annual employee future
Assumption	Annual discount rate		wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	5%	(5)%
Provision for salary payable	1,795	1,964	1,967	1,792	1,843	1,912

Changes of the provision in the year is as follows:

	2022	2021
Balances at the beginning of the year	7,990	8,694
Disposal of subsidiaries	(2,084)	-
Actuarial gain/loss (in other comprehensive income)	(1,016)	(178)
Service Cost	450	335
Amounts paid in the year	(585)	(784)
Contributions	-	456
Translation differences and inflation adjustment	(379)	(533)
At the end of the year	4,376	7,990

The amounts shown in the Consolidated Statement of Comprehensive Income for USD 859 in 2022 (USD 28 in 2021) correspond to the actuarial income of USD 1,016 (USD 69 in 2021), net of taxes of USD 157 (USD 41 in 2021).

(4) Changes in the year of the provision for legal claims is as follows:

	2022	2021
Balances at the beginning of the year	11,846	5,183
Disposal of subsidiaries	(1,177)	-
Accrual of the year	5,674	10,789
Use of the provision	(2,319)	(2,294)
Translation differences and inflation adjustment	(888)	(1,832)
Balances at the end of the year	13,136	11,846

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

24       Trade payables

	At December 31,
	2022	2021
Non-current
Trade payable with suppliers	3,307	6,695
	3,307	6,695
Current
Trade payables with suppliers	118,349	113,363
Trade payables with related parties (Note 27)	5,753	2,879
	124,102	116,242

Fair value of trade payables does not materially differ from the net book value.

25       Equity

a) Share capital and treasury shares

The movements of share capital for the year is as follows:

	At December 31,
	2022	2021	2020
At the beginning of the year	163,223	163,223	160,022
Capital increase (1)	-	-	3,201
At the end of the year	163,223	163,223	163,223

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

On March 12, 2021, 590,000 shares (equivalent to USD 1,800), already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees(Note 29).

In December 2021, additional 250,000 shares (equivalent to USD 1,440) were assigned to employees. In December 2022 and 2021, 62,500 and 125,000 of those shares (equivalent to USD 360 and USD 720 respectively) assigned during 2021 and fully vested, were delivered to the eligible executives and key employee, while of the remaining 62,500 shares, 12,500 have been forfeited during 2022 and 50,000 are expected to be delivered during 2023 (Note 29).

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022, 26,930 shares were delivered (equivalent to USD 150) while the remaining amount will vest in installments in May 2023 and May 2024 (Note 29).

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. The shares will be delivered in installments in January 2023, May 2023 and May 2024 (Note 29).

As of December 31, 2022, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

	2022		2021
Treasury shares	Shares	USD	Shares	USD
At January 1	2,485,445	4,772	3,200,445	6,145
Transfer of treasury shares to executives and key employees	(89,430)	(172)	(715,000)	(1,373)
At December 31	2,396,015	4,600	2,485,445	4,772

b) Share premium

	At December 31,
	2022	2021	2020
At the beginning of the year	183,430	183,430	180,486
Capital increase (Note 25 a)	-	-	2,944
At the end of the year	183,430	183,430	183,430

As of December 31, 2020, includes the differences between the nominal value of USD 1 per common share and subscription price of the capital increase of USD 1.92.

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2022	2021	2020
At the beginning of the year	(1,321,211)	(1,321,142)	(1,324,887)
Change in participations (*)	6,682	1,433	2,027
Share-based compensation reserve (Note 29)	667	1,020	1,800
Execution of share-based compensation reserve	(510)	(2,520)	-
Remeasurement of defined benefit obligations net for income tax	347	(2)	(82)
	(1,314,025)	(1,321,211)	(1,321,142)

(*) This consists mainly in change in participations in Corporación América S.A., see Note 25 e).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

d) Other comprehensive income

The movements of the reserve of other comprehensive income for the year of the owners of the parent is as follows:

					Transfer from
		Remeasurement	Share of other	Income	shareholders
	Currency	of defined	comprehensive	Tax	equity – currency
	translation	benefit	income from	effect	translation
	adjustments	obligations (*)	associates	(*)	differences	Total

Balances at January 1, 2022	(343,837)	120	(41,212)	(69)	63,402	(321,596)
Other comprehensive income/(loss) for the year	70,459	400	43	(53)	-	70,849
For the year ended December 31, 2022	(273,378)	520	(41,169)	(122)	63,402	(250,747)

Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive income/(loss) for the year	95,570	28	55	(30)	-	95,623
For the year ended December 31, 2021	(343,837)	120	(41,212)	(69)	63,402	(321,596)

Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive (loss)/income for the year	(24,630)	(106)	(541)	24	-	(25,253)
For the year ended December 31, 2020	(439,407)	92	(41,267)	(39)	63,402	(417,219)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

e) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2022	2021	2020
At the beginning of the year	303,877	315,876	434,725
Shareholder contributions (1)	24,170	11,475	-
Loss for the year	(2,531)	(63,221)	(108,840)
Redemption of preferred shares (f)	(182,336)	-	-
Other comprehensive (loss) / income
Currency translation	20,646	43,071	(7,934)
Remeasurement of defined benefit obligations	616	69	(138)
Reserve for income tax	(104)	(41)	32
	21,158	43,099	(8,040)
Changes in non-controlling interest
Changes in the participations –acquisitions (2)	(6,682)	(991)	(1,968)
Dividends paid	(11,382)	(2,361)	(1)
	(18,064)	(3,352)	(1,969)
Non-controlling interest at the end of the year	146,274	303,877	315,876

(1) Corresponds mainly to contributions made by the non-controlling interest in ICAB.

(2) Corresponds mainly to contributions of Cedicor S.A. in Corporación América S.A. capitalized on November 24, 2020, December 16, 2021 and December 1, 2022, increasing its participation from 95.37% to 95.80% in 2020 , from 95.80% to 96.18% in 2021 and from 96.18% to 97.22% in 2022.

f) Redemption of preferred shares

On March 10, 2022, an extraordinary general meeting of AA2000 approved the redemption of the preferred shares, the reduction of the capital stock and the amendment of Article 2.01 of AA2000’s bylaws. The total redemption value amounted ARS 17,225,719,240 (equivalent to approximately USD 155.2 million), which adjusted by inflation as of December 31, 2022 amounts to ARS 32,302,581,376 (equivalent to approximately USD 182.3 million).

As of December 31, 2022, the preferred shares has been fully settled in cash by AA2000. The payments adjusted by inflation since the date of each disbursement amounts to ARS 30,476,665,719 (equivalent to approximately USD 172.0 million).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Argentina legal proceedings

AA2000 Tax proceedings related to technical assistance agreements

During 2013 and 2014, the Argentine Federal Administration of Public Income initiated three different tax assessments proceedings against AA2000. Two of the tax assessments proceedings were initiated against AA2000 with respect to income tax deductions from services rendered by third parties. On November 30, 2015, AA2000 agreed to pay the amounts claimed for these deductions plus interests for a total amount of ARS 18.4 million in 36 consecutive, monthly, installments. As of December 31, 2020 AA2000 had paid all of the monthly installments under this facility.

The third and most significant claim was initiated by the Argentine Federal Administration of Public Income against AA2000 and its consolidated subsidiaries for income taxes and income tax on undocumented exemptions. The AFIP considered that certain management and administrative services provided by Corporación América Sudamericana S.A. (“CAS”), one of its shareholders, were not actually rendered to AA2000. On August 3, 2016, AA2000 appealed the ruling of the assessment proceeding to the Argentine National Tax Court.

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

Although management and legal advisors had strong arguments to prove that the management and administrative services were in fact rendered to AA2000 by CAS, on February 21, 2017 AA2000 complied with the extraordinary regime of regularization of tax obligations provided by Law No. 27,260 published in the Argentine Official Gazette on July 22, 2016. The total amount that AA2000 must pay for such extraordinary regime was ARS 166.3 million in 60 consecutive, monthly payments as from March 2017. AA2000 has paid all of the monthly installments.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

AA2000 tax proceedings related to technical assistance agreements(Cont.)

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

In December 2020, the Court decided to return the proceeding to the first instance court in order to apply the regime foreseen under Law No. 27,562 for the 2006, 2007 and 2008 periods. The judge of first instance has now to decide whether this regime is indeed applicable or, where appropriate, to analyze the origin of other proposals made by the defense to achieve the dismissal. Regarding the periods 2009 to 2012, all the installments have been paid.

With respect to the fiscal periods ended December 31, 2006, 2007 and 2008, the Court of First Instance resolved, on March 17, 2022, the dismissal of all the members of AA2000. Said resolution was only appealed by the AFIP (not by the Prosecutor’s Office) based on the fact that it would remain to verify a formal requirement provided for in the law applied by the Judge (art. 8 of Law 27,541). In December 2022, AFIP’s appeal was denied by the chamber of appeal.

AA2000 Environmental proceedings

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

In August 2011, Asociación de Superficiarios de la Patagonia (“ASSUPA”) brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

AA2000 Environmental proceedings (Cont.)

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works was agreed. It was also agreed that these remediation works will be funded out of the Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement (2.5%).

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

ANSA legal proceedings

On October 26, 2018, ANSA was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018. On December 4, 2018, the first instance court ordered an attachment order on the ANSA’s accounts for the amount of approximately USD 0.6 million. The attachment order was replaced by an insurance policy. On December 3, 2019, the evidence stage started and on May 20, 2021, ANSA produced all the evidence offered. The parties presented the closing arguments. On July 7, 2022, the first instance judgment rejected the claim and imposed the payment of the Court costs to the losing party who then appealed the decision.

The first instance judgment also determined expert’s and ANSA’s former counsel fees that were provisionally assessed in the amount of ARS 117.6 million . Such former counsel was able to secure a seizure against one of ANSA’s bank account and certain other assets for total amount of ARS 177.6 million (equivalent to USD 1.0 million). ANSA appealed the seizure and requested its replacement by an insurance policy that is guaranteed by Corporación America S.A, which was accepted by the Court.

ANSA also received a claim from a supplier of USD 0.5 million regarding a breach of contract. Within the framework of the lawsuit, the court ordered an attachment order on ANSA´s bank accounts in the amount of USD 250, which was replaced by an insurance offered by ANSA in the amount of USD 0.5 million. A hearing was held on July 14, 2022, and the evidence offered by both parties is currently being reviewed.

As of December 31, 2022, provisions in the amount of USD 0.5 million regarding ANSA´s legal proceedings have been recorded.

Conflict with Aerolíneas Argentinas (“ARSA”)

This air operator is currently AA2000’s main customer and records an outstanding debt with AA2000. The singularity of ARSA lies in its status as state-owned company, since it is owned by the Argentinian State, which is in turn the grantor of AA2000 Concession Agreement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26     Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Argentina legal proceedings (Cont.)

Conflict with Aerolíneas Argentinas (“ARSA”) (Cont.)

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

On July 21, 2021, AA2000 sent a proposal to the ORSNA in order to apply this credit against debts held by Fideicomiso de Fortalecimiento del Sistema Nacional de Aeropuertos.Both parties agreed the form of application of the assigned credits, which will become effective upon endorsement by the Ministry of Transportation.

On April 5, 2022, the Ministry of Transportation initiated the planned intervention. On June 14, 2022, the ORSNA notified AA2000 that the Ministry of Transportation has completed its intervention, and approved the assignment in the terms described. Consequently, revenues, bad debt recovery, foreign exchange income and interest income for total amounts of approximately USD 4.8, 10.1, 13.0 and 4.8 million respectively, were recognized.

Brazil legal proceedings

Civil Proceedings

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

In September 2014, ICAB initiated a lawsuit that dispute the legality of the IPTU collected by the Federal District. In October 2014, the judge granted a provisional decision by suspending the tax collection, and in April 2015, a further ruling found the collection as unfounded.

In June 2022, the Brazilian Supreme Court confirmed the decision of the Federal District Court excluding ICAB´s responsibility for the payment of IPTU and restricting this tax to the areas occupied by third parties who pursue activities unrelated to the airport. This lawsuit is now concluded.

The Federal District initiated a new lawsuit, demanding the payment of R$ 5 million (equivalent to USD 1 million) on pending IPTU. On January 21, 2020, ICAB was notified about this new proceeding and on March of 2020, ICAB filed a response arguing in the same rights as those raised in the prior proceeding. In September 2022, the Federal District, again, sued ICAB, claiming the payment of R$ 1.2 million (equivalent to USD 0.2 million) of IPTU. ICAB answered the complaint under the same rights raised on prior lawsuits. As of December 31, 2022, none of this claims have been ruled by the court of first instance.

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

On November 10, 2020, TAGSA filed an administrative complaint against such determination, which was denied. After careful analysis, in order to challenge SRI’s criteria, on March 4, 2021, TAGSA filed a judicial claim involving an amount of approximately USD 1.4 million. In March 2022, the claim was accepted and the determination of the withholding tax to be paid was declared null.

In addition, the Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that TAGSA has to pay roughly USD 3.2 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021, which was rejected on November 8, 2021, by the SRI. TAGSA exhausted the administrative instance, since the outcome was not positive and submitted a judicial claim on January 31, 2022, for an amount of USD 4.5 million. In February and March 2022, guarantees, amounting USD 0.6 million, were constituted by TAGSA in favour of SRI of which USD 0.15 were release during the year. On July 13th and September 6th, 2022, took place two hearings, and on October 18 a rule was issued in favor of TAGSA. On December 12, 2022, the SRI submitted a cassation complaint against the ruling. Once the cassation complaint is admitted, TAGSA will have 30 days to submit its response.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Italian Proceedings

TA entered into two preliminary sales contracts with Nuove Iniziative Toscane (“NIT”) in 2018 with the commitment to purchase, from NIT itself, land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was equal to € 75 million, of which € 3 million were paid as a deposit at the time of the execution, while for the second the expected price was equal to € 90 thousand, of which € 8 thousand were already paid.

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

On January 20, 2022, TA answered the claim by rejecting, as inadmissible and unfounded, all the requests made by NIT; taking into consideration the non-occurrence of the conditions precedent, and consequently condemn NIT to immediately return the sums already paid by TA.The next court hearing was postponed to May 22, 2023.

Otherwise indicated, all the proceedings disclosed in this note are, at the opinion of each local counsel, “possible” according to classification of procedures due to probability of success. Therefore, no provision has been recognized at December 31, 2022.

b. Commitments

				Current
		Number of	Concession Start	Concession
Country	Concession	Airports	Date	End Date	Extension Details
Argentina	AA2000	35[1]	1998	2038
	ANSA	1	2001	2026[3]
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2048
	TA (ADF)	1	2003 (2014)	2045
Brazil	ICASGA	1	2012	2040	5 years
	ICAB	1	2012	2037	5 years
Uruguay	PDS	7	2003	2053[4]
	CAISA	1	1993 (2008) (2019)	2033
Ecuador	TAGSA	1	2004	2031[2]
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Total		53

1.	Includes Termas de Rio Hondo Airport, which pursuant to ORSNA’s Resolution No. 27/2021 has also been incorporated into the AA2000 Concession Agreement.
2.	In 2021, the Group obtained two-years extension.
3.	In 2021,the Group obtained five-years extension.
4.	In 2021, the Group obtained twenty-year extension and the concession of six new regional airports, of which PDS is taking control between 2022 and 2025.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038.

Obligations assumed by AA2000 as Concessionaire

Under the terms of the Concession Agreement, AA2000 is responsible for several functions in connection with the airports, among others; operating airport services and facilities in a reliable manner, implementing the master plans approved by the ORSNA, investing in airport infrastructure in accordance with the applicable investment plan, the maintenance of airports under the concession agreement.

Pursuant to the Technical Conditions of the Extension approved by Decree No. 1009/2020, other several financial commitments were imposed to AA2000 including the availability of funds to make direct investments.

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

Considering the foregoing AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately USD 500 million plus VAT, to be performed in two phases: (i) phase 1, approximately USD 336 million plus VAT to be performed preferably within 2022 and 2023 (of which approximately USD 106 million plus VAT are to be performed in 2023), and (ii) phase 2, annual investments of approximately USD 41 million plus VAT between 2024 and 2027, for a total of approximately USD 164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Obligations assumed by AA2000 as Concessionaire (Cont.)

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

Additionally, the Argentine Concession Agreement defines some additional conditions upon which either the Argentine National Government or AA2000 could demand the termination of the agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Senior secured guarantee notes due 2027, the Class 1 Series 2021 Notes due 2031 and the Credit Facilities.

Concession fees

Under the terms of the Argentine Concession Agreement, AA2000 is required to, on a monthly basis, allocate an amount equal to 15% of revenues (in Argentine pesos) to the Specific Allocation of Revenue, as follows:

- 11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. Of such funds, a 30% will be previously deducted for deposit in an account to the order of the National Administration of Social Security of Argentina. The ORSNA will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by AA2000 or not. AA2000 may file proposals with the ORSNA, which, together with the ORSNA’s proposals, shall be communicated to the Secretary of Transportation, which shall decide the application of the trust funds.

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

Guarantees

In order to guarantee performance of the works, AA2000 has contracted a surety bond to comply with the investment plan guarantee required by the ORSNA´s Resolution No. 60/2021 amounting as of December 31, 2022, USD 130 million.

AA2000 sets up a guarantee for concession contract fulfilment for the total amount is for ARS 3,498.4 million (approximately USD 19.74 million) which is renewed on an annual basis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Insurance

In addition, AA2000 is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 1.7 million). AA2000 has taken out insurance policy for an amount of USD 300 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

Other information regarding AA2000 as Concessionaire

As a result of the renegotiation of the concession contract, in 2006 AA2000 delivered to the Argentine Government 496,161,413 preferred shares which were convertible into common shares of AA2000. Such preferred shares had a nominal value of ARS 1 each and had no voting rights. Such shares were redeemable by AA2000 at any time at nominal value plus accrued interest. Beginning in 2020, the Argentine Government had the option to convert all of the preferred shares into common shares of AA2000, up to a maximum amount of 12.5% per year of the total amount of the initial preferred shares issued to the Argentine Government, to the extent AA2000 had not previously redeemed such annual percentage for the respective year. In addition, according to the agreement for AA2000 Concession extension, AA2000 had the option to redeem the preferred shares during 2022, which was exercised, see Note 25.f.

In addition to the airports operated under the AA2000 Concession Agreement, the Group also operates the Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport.

The Neuquén Airport, the Bahía Blanca Airport and the Termas de Rio Hondo Airport are not material to CAAP´s business.

Uruguayan Concession Agreements

Carrasco International Airport and New Airports

PDS signed with the Uruguayan Government a concession agreement which granted until the year 2003 the management, exploitation, construction, maintenance and operation of Carrasco International Airport “Gral. Cesáreo L. Berisso”. A first amendment to the contract dated September 2, 2014 extended the concession until November 20, 2033. As of November 8, 2021, a second amendment to the concession agreement was made, modifying among other things, (i) extending the term of the agreement until November 20, 2053, (ii) incorporating into the concession six additional new airports located in Rivera, Salto, Carmelo, Durazno, Melo, Paysandú,(“New Airports”) and (iii) requiring PDS to make capital expenditures in connection with the development of the New Airports of USD 67 million in the aggregate between 2022 and 2028 in accordance with the following investment schedule, which may be adjusted as a result of force majeure events and certain other particular circumstances: USD 13 million during 2022, USD 32 million during 2023, USD 18 million during 2024; and USD 4 million during 2028.

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025, the operation of the New Airports by PDS under the amended concession agreement started progressively once certain conditions were met, including without limitation, the issuance of certain environmental permits. On January 11, 2022, April 22, 2022, July 22, 2022 and October 20, 2022, the International Airport of Carmelo “Balneario Zargazazú”, the International Airport of Rivera “Pte. Gral Oscar D. Gestido”, the International Airport of Salto “Nueva Hespérides” and the International Airport of Melo, were taken over by PDS.

The terms and conditions under the amended concession agreement are substantially the same as those currently in place for the Carrasco Airport except for, within others, the operation of the new airports, the term of the concession, insurance, guarantees and early termination of the agreement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Obligations assumed by PDS as Concessionaire

Under the terms of the Concession Agreement, PDS is responsible for several functions in connection with the airports, among others; operating airport services and facilities in a reliable manner, make investments and maintenance as described in the technical attachments to the concession agreement, maintain the guarantees and insurance policies valid and current, pay the annual concession fee.

During the next five years, PDS is committed to make additional capital expenditures in the amount of USD 73.5 million including the investments committed in respect of the New Airports.

Upon execution of the amended concession agreement, the Uruguayan Ministry of Defense will still have the right, with prior authorization from the Uruguayan executive power, to terminate the concession agreement prior to the scheduled termination date due to reasons based on “public interest”. In this case, an indemnification amount shall be paid the amount of which depends on whether the termination relates to one or more of the New Airports or to the Carrasco International Airport, in accordance with the following. The early termination may be done either: (i) with respect to the Carrasco Airport and the New Airports (“Full Termination”), or (ii) with respect to one or more of the New Airports only (“Partial Termination”).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Obligations assumed by PDS as Concessionaire (Cont.)

Additionally, the concession agreement may be terminated by the Defense Ministry (with prior approval of the executive power) upon repeated and material breaches of the concession agreement by PDS. In the event of force majeure (e.g., the destruction severe damage that prevents the airport´s operations), the Defense Ministry will be entitled to terminate the concession agreement without paying the termination payment to PDS and collect all of the indemnification payments under all of the airport’s insurance policies. Alternatively, the Defense Ministry could request PDS to re-build the airport if the reconstruction of the airport does not alter the terms of the concession agreement.

The concession agreement may be also terminated by mutual agreement (with prior approval of the Uruguayan executive power). No termination fee is payable by any party in this circumstance.

Concession fees

Pursuant to the concession agreement, PDS is required to pay to the Uruguayan Government an annual fee, which will be the higher of: a) USD 5,361; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00493, plus applicable cargo fees. The aforementioned 2014 amendment established additional fees based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers.

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction work of the new terminal (a USD 1.5 million guarantee is in place for Group 1 and 2 works and an additional guarantee granted in 2022 of USD 2.25 for works in the New Airports) and a performance guarantee for USD 7.6 million, that will be returned to PDS six months after the expiration of the concession agreement. Guarantees securing the completion of each group of construction works related to the New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.

Insurance

PDS must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement, with itself and the Uruguayan Ministry of Defense as loss payees, to cover all risks until termination or expiration of the concession. The minimum coverage amount is USD 250 million. As of December 31, 2022 and 2021, the coverage amount was USD 300 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Punta del Este Airport

CAISA signed with the Uruguayan Government a concession agreement which grants until the year 2019 for the reconstruction, maintenance and partial operation of the services of International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este.

As of June 28, 2019, the concession agreement between CAISA and the Ministry of Defense was amended extending its term to March 31, 2033.

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of USD 500 and incremental capital expenditures of approximately USD 35 million, including the construction of a new general aviation terminal building, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience. In November 2022, the minimum annual concession fee was increased up to USD 577 aligned with an increase in tariffs.

During the next five years and upon execution of the amendment, CAISA expects to incur additional capital expenditures in the amount of USD 10.5 million, all required by contract.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfilment for USD 1.6 million and USD 4.2 million (secured by TCU S.A.) respectively.

Additionally, CAISA must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement. The amount covered as of December 31, 2022 is approximately USD 340 million.

Ecuadorian Concession Agreement

TAGSA

TAGSA has a concession agreement which granted until July 27, 2029 the development, operation and maintenance of Guayaquil airport, José Joaquin de Olmedo (“JJO”). On July 20, 2021 TAGSA, AAG and the Municipality of Guayaquil entered into an amendment of the agreement resolving to extend the concession of the Guayaquil airport for additional two years, i.e. until July 27, 2031.

Obligations assumed by TAGSA as Concessionaire

Under the terms of the Concession Agreement, TAGSA is responsible for several functions in connection with the airport, among others; operate and manage the airport, make investments and maintenance specified in the Concession Agreement and expansion of the national terminal, pay the annual concession fee, provide other non-aeronautic services.

On July 6, 2018, TAGSA amended the concession agreement (the “Guayaquil Concession Agreement”) which established new additional works for an amount of USD 32.2 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2022, USD 8.0 million remain pending.

The concession agreement may be terminated prior to the scheduled termination date upon the breach by TAGSA and/or by AAG of its obligations stipulated in the concession agreement or any amendment as well as due to mutual agreement of the parties.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Ecuadorian Concession Agreement (Cont.)

Concession fees

TAGSA was required to pay the annual concession amount to a trust, which amounts to 55.25% of gross revenues from tariffs and charges, and certain other commercial revenues from the operation of JJO to the Trust Fund for Development of the New Airport of Guayaquil, plus a fixed amount of USD 1.5 million per year for administrative services. The Guayaquil Concession Agreement included an increase of USD 524.6 thousand (for the six-month period from August 2019 to January 2020) on a one-time basis; thereafter the amount and calculation applied in the previous period will be maintained. Due to COVID-19 pandemic, on July 20, 2021 it was agreed a reduction of the annual concession fee to be paid in 2021 from 55.25% to 53.66%. In addition, from 2022 and until the economic and financial equilibrium is met, the concession fee to be paid will be 50.25%.

Guarantees

TAGSA is required to maintain a performance bond as security for the timely fulfillment of the obligations under the concession agreement of USD 3.0 million for the rest of the concession. In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20% of the amount that is required to be paid by TAGSA to the Trust minus the amount of the performance bond of Guayaquil Concession Agreement. The current amount of the performance bond is USD 4.0 million.

Insurance

In addition, TAGSA is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury. TAGSA has taken out insurance policy for an amount of approximately USD 563 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

ECOGAL

ECOGAL has a concession agreement, which granted until 2026 the development, operation and maintenance of Seymour Airport in Galapagos Island.

ECOGAL is required to deliver a performance bond of USD 700 to the Dirección General de Aviación Civil de Ecuador (“DGAC”), which should be in place during the term of the Galapagos Concession Agreement. This bond is renewed annually.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazil Concession Agreement

ICAB and ICASGA signed with the Brazilian regulatory authority (the Brazilian ANAC) a concession agreement which grants the construction, operation and maintenance of the airports of Brasilia, for a period of 25 years from 2012, and the airport of Natal (São Gonçalo do Amarante) for a period of 28 years, since 2012. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations assumed by ICAB and ICASGA as Concessionaires

Under the terms of the Concession Agreements, ICAB and ICASGA are responsible for several functions in connection with the airports, among others; provide adequate services to passengers and users of the airports, provide proper services, presenting ANAC with an Infrastructure Management Plan and Services Quality plan every five years making any necessary investments to expand airport operations to sustain the required service levels.

The Brazilian Concession Agreements will be deemed terminated prior to the scheduled termination date upon any of the following events;

-	the expropriation of the concession by the Brazilian ANAC for reasons of public interest;
-	forfeiture declaration by the Brazilian ANAC as a result of the breach of material contractual obligations by ICASGA and ICAB pursuant to Article 38 of the Brazilian Concessions Law;
-	termination by a judicial order resulting from an action filed by ICASGA or ICAB based upon the breach of the Brazilian ANAC obligations;
-	the annulment of the Brazilian Concession Agreements by a judicial or administrative order based on the discovery of illegalities or irregularities in the tender documents, in the bid process or in the Brazilian Concession Agreements; or
-	bankruptcy or liquidation of ICASGA or ICAB, as the case may be.

If the Brazilian Concession Agreements are terminated in connection with a forfeiture declaration issued by the Brazilian ANAC, then the amount of the indemnification payment will be limited to the non-amortized amount of assets reverted to the Brazilian Government less the amount of (i) any applicable losses; (ii) fines; and (iii) insurance payments received by ICASGA or ICAB, in each case, in connection with the events and circumstances that resulted in the forfeiture declaration..

Concession fees

Grant payment obligations arising from these concession agreements are described in Note 23.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazil Concession Agreement (Cont.)

Guarantees

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relates to Phase I-B and Phase II events. The current amount of Phase II is R$ 14.2 million (equivalent to USD 2.7 million) in ICASGA and R$ 250.4 million (equivalent to USD 48.0 million) in ICAB. The performance bond in ICAB is granted by a guarantee letter of CAAP signed with BMG insurance company, which became in force on December 2021. Due to the re-bidding process detailed below under “Re-bidding of Natal Airport Concession“, since 2021 ICASGA is no longer required to maintain a Performance Bond.

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

On August 24, 2020, Natal Airport was qualified to go through the re-bidding process. On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding (the “Amendment”) effective until August 24, 2022 or when the new operator wins the re-bidding, whichever occurs first. In case the re-bidding remains vacant on or after August 24, 2022, the Brazilian Government could extend the initial term. In case this term is not extended, the concessionaire will be responsible for continuing with the operation of the airport under the same conditions in place before the Amendment. On June 2, 2022, the Investment Partnership Program Committee gave a favorable opinion to extend the project’s re-bidding qualification until August 24, 2023.

As previously mentioned, the process of re-bidding is still in progress and will go through several stages, at this moment there is no accounting impact of this operation on ICASGA nor CAAP financial figures, the measurement and the accounting will be carried out according to the terms of the upcoming contracts, when signed.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26      Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Armenian Concession Agreement

AIA CJSC has been awarded a concession agreement, which grants until year 2032 the exclusive rights of exploitation, administration, maintenance and operation of Yerevan airport, Zvartnots. At the end of the concession period, the Company has the option to indefinitely extend the term of the concession agreement for additional periods of five years. The Armenian Concession Agreement does not require AIA to pay any fee or other consideration of any kind whatsoever for the rights granted to it under the Armenian Concession Agreement.Within the scope of the Armenian Concession Agreement the Company planned to build a new terminal in three phases. The first two phases are completed, which mainly included the construction of a new terminal for arrivals and departures.

Obligations assumed by the Concession Manager

Under the terms of the Concession Agreement, AIA is responsible for several functions in connection with the airports, among others; operate and manage the airports, comply with the master plan, provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airport.

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

During the next five years, AIA expects to incur USD 42.0 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

The Armenian Concession Agreement may be terminated prior to the scheduled termination date upon the occurrence of any of the following events:

-concession manager’s breach of certain obligations;

-bankruptcy of the concession manager;

-administrative discretionary act;

-the Armenian Government’s breach of any of its obligations; and

-force majeure events.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italy Concession Agreement

TA has the concession of the airports of Pisa and Florence.

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

Obligations assumed by TA as Concessionaire

Under the terms of the Concession Agreements, TA is responsible for several functions in connection with the airports, among others; organize and manage the airport business, pay the annual concession fee, guarantee the suitability of the standards of offered services.

Pursuant the terms of the Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs, and is revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective Concession.

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

On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement and on February 14, 2020, TA was notified by the Council of State the need to undertake a new environmental procedure regarding the master plan. In the meantime, the legal framework was changing by the Italian Government and the public debate procedure was introduced as mandatory in case of new runway and new passenger Terminal. Therefore, during 2022 a project review of the master plan was performed and a new master plan 2035 was defined. On October 2022, TA started the public debate process. Once finished (in 2023), the master plan 2035 will be subjected to the environmental impact and strategic assessment procedure at Environmental Ministry.

In relation with Pisa Airport, on October 24, 2017, ENAC approved and signed 2015-2028 master plan.

Both, Pisa and Florence Concession Agreements provides that, in the event needs of public interest arise, TA may request that the concessions be revoked, at which time TA will assume the burden of making all compensatory payments to be determined with the relevant third parties and after consulting ENAC.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italy Concession Agreement (Cont.)

Obligations assumed by TA as Concessionaire (Cont.)

The concessions granted may be forfeited before its expiration date upon the occurrence of specified events of default. If any of the concessions is revoked before its expiration, whether through a forfeiture or termination due to an event of default, ENAC shall regain the rights over the assets which were assigned to TA.

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

Guarantees

Suretyships provided to third parties on behalf of TA (€ 10.6 million as of December 31, 2022 and € 9.9 million as of December 31, 2021, equivalent to USD 11.3 million and USD 11.2 million respectively) mainly refer to performance bonds with ENAC (Italian regulatory authority) as beneficiary, in order to guarantee full and exact fulfillment of the obligations of the concessionaire under the concession agreements; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Insurance

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). TA has taken out insurance policy for an amount of about € 1,443 million covering property damages, business interruptions and airport liabilities.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italy Concession Agreement (Cont.)

Acquisition of Cemes Aeroporti S.r.l. and formation of Toscana Aeroporti Costruzioni S.r.l.

On January 26, 2021, TA signed an agreement to acquire a 51% stake in Cemes Aeroporti S.r.l., a recently-formed company operating in the construction sector, which has concurrently changed its corporate name to Toscana Aeroporti Costruzioni S.r.l. (“TAC”). This transaction was accounted for using the acquisition method since the Group acquired control over TAC, which was therefore fully consolidated from the date on which control was exercised. This acquisition was made with a view to facilitating the necessary works for the planned infrastructural development at the Florence and Pisa airports committed to by TA.

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

Other commitments

As of December 31, 2022, TAC holds guarantees related to construction works for an amount of € 2.5 million (approximately USD 2.7 million).

As of December 31, 2022, CAAP guarantees an energy supply contract signed by ICASGA, covering the purchase of electric power for R$ 1 million (equivalent to approximately USD 192) and an energy supply contract signed by ICAB covering the purchase of electric power for R$ 1.4 million (equivalent to approximately USD 268).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2022, 2021 and 2020, equity as defined under Luxembourg laws and regulations (“Lux GAAP”) consisted of:

	At December 31,
	2022	2021	2020
Share capital	163,223	163,223	163,223
Share premium	183,430	183,430	183,430
Reserve for own shares	4,600	4,772	6,145
Legal reserve	1,081	1,081	176
Free distributable reserves	378,910	378,910	378,910
Non-distributable reserves	1,353,428	1,353,255	1,351,883
Retained earnings	(34,372)	(86,279)	(60,392)
Total equity in accordance with Luxembourg law	2,050,300	1,998,392	2,023,375

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

27       Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by Corporación América International S.à r.l. (previously denominated America Corporation International S.à r.l.), both of which are Luxembourg based companies.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At December 31,
	2022	2021
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	4,174	1,839
Trade receivables with other related parties	2,310	1,899
Other receivables with associates	445	-
Other receivables with other related parties	9,695	9,113
Other financial assets with associates	2,954	2,801
Other financial assets with other related parties	-	9,827
Trade payables to associates	(2,714)	-
Trade payables to other related parties	(3,039)	(2,879)
	13,825	22,600
(b) Other liabilities
Other liabilities to other related parties	(2,503)	(2,357)
	(2,503)	(2,357)
(c) Other balances
Cash and cash equivalents in other related parties	4,652	21,591
	4,652	21,591

	For the year ended December 31,
	2022	2021	2020
Transactions
Aeronautical/Commercial revenue	9,957	6,263	4,072
Fees	(7,266)	(6,795)	(6,791)
Interest accruals	1,240	695	712
Acquisition of goods and services	(22,278)	(10,743)	(11,516)
Others	(4,367)	(4,201)	(4,262)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 2,201 as of December 31, 2022 (USD 4,661 as of December 31, 2021). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 6,122 (USD 5,444 as of December 31, 2021).

Remuneration accrued related to the Group’s key staff amounted to approximately 2.2% of total remunerations at December 31, 2022, 2.7% accrued at December 31, 2021 and 2.2% accrued at December 31, 2020.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Cash flow disclosures

	At December 31,
	2022	2021	2020
Changes in working capital
Other receivables and credits	(55,064)	(4,503)	46,571
Inventories	(3,566)	(2,767)	2,358
Other liabilities	989	(4,985)	(14,831)
	(57,641)	(12,255)	34,098

The most significant non-cash transactions are detailed below:

	For the year ended December 31,
	2022	2021	2020
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(111)	(13)	(3)
Right-of-use asset initial recognition with an increase in Lease liabilities	(465)	(2,407)	(7,878)
Concession fees paid with credit of financial re-equilibrium	(15,434)	(25,473)	-
Constitution/of Interest Payment Account	-	29,960	-
Other taxes paid with financial re-equilibrium	-	(2,438)	-
Compensation of trade receivables	27,844	-	-
Application of credits compensated with concession fees	(24,126)	-	-
Application of credits compensated with other liabilities	(3,717)	-	-
Income tax paid with tax certificates	(971)	-	(1,227)
Borrowings cost capitalization	-	-	(84)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Cash flow disclosures (Cont.)

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial
	borrowings	Notes	Bank overdrafts	Total
Values at the beginning of the year	612,269	827,334	-	1,439,603
Proceeds from borrowings	143,388	210,762	17,801	371,951
Loans and interest paid	(321,435)	(101,757)	(16,970)	(440,162)
Debt renegotiation expenses	(1,282)	(729)	-	(2,011)
Effects of exchange rate changes and inflation adjustment	(7,518)	(10,504)	(1,015)	(19,037)
Other non-cash movements *	53,482	61,427	184	115,093
Balances as of December 31, 2022	478,904	986,533	-	1,465,437

	Bank and financial
	borrowings	Notes	Banks overdrafts	Total
Values at the beginning of the year	664,337	680,480	-	1,344,817
Proceeds from borrowings	185,465	181,079	-	366,544
Loans and interest paid	(258,615)	(94,332)	-	(352,947)
Debt renegotiation expenses	(2,204)	(18,235)	-	(20,439)
Effects of exchange rate changes and inflation adjustment	(38,450)	(4,592)	-	(43,042)
Other non-cash movements *	61,736	82,934	-	144,670
Balances as of December 31, 2021	612,269	827,334	-	1,439,603

	Bank and financial
	borrowings	Notes	Banks overdrafts	Total
Values at the beginning of the year	575,282	633,062	-	1,208,344
Proceeds from borrowings	184,527	39,783	-	224,310
Loans and interest paid	(81,384)	(31,231)	-	(112,615)
Debt renegotiation expenses	(2,624)	(8,351)	-	(10,975)
Effects of exchange rate changes and inflation adjustment	(52,215)	6,036	-	(46,179)
Other non-cash movements *	40,751	41,181	-	81,932
Balances as of December 31, 2020	664,337	680,480	-	1,344,817

* This line mainly includes interest accrued.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

Shares earmarked for the plan are held in treasury until they are allocated to executives and key employees in accordance with the Management Compensation Plan by the Compensation Committee.

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

The value of shares granted is recognized on the grant date (grant date fair value) based on the closing share price at which the Company’s shares are traded on the NYSE.

As detailed in Note 25.a, as of December 31, 2022, certain awards in shares were approved under the terms of the Management share compensation plan and most of those shares have been already allocated to eligible employees.

Set out below are summaries of shares granted under the plan for the years ended December 31, 2022 and 2021:

	Average		Average
	price per share	2022	price per share	2021
As at January 1,	5.76	125,000	3.05	590,000
Granted during the year	5.57	146,115	5.76	250,000
Forfeited during the year	(5.80)	(12,500)	-	-
Exercised during the year	(5.70)	(89,430)	(3.52)	(715,000)
As at December 31,	5.62	169,185	5.76	125,000

Additionally, below are summaries the amounts in U.S. dollars of shares granted and accrued under each plan for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020
Assignment date	Granted	Accrued	Granted	Accrued	Granted	Accrued
December 2020	—	—	—	—	1,800	1,800
December 2021	—	252	1,440	1,020	—	—
April 2022	500	317	—	—	—	—
December 2022	314	98	—	—	—	—
As at December 31,	814	667	1,440	1,020	1,800	1,800

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

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

For the sale of the shares in the associate, the company received USD 5 thousand, while it has committed to make a one-time payment to the buyer for assumed liabilities and future CAPEX commitments of AAP amounting to USD 17.2 million, of which USD 2.5 were paid in 2021 while the remaining USD 14.7 million were paid in four installments between January and December 2022.

As of December 31, 2021, the operation resulted in a reversal of currency translation adjustment loss of USD 0.9 million and a loss of USD 21.2 million which are shown in the statement of comprehensive income and in the statement of income respectively, as well as in a decrease of the Investments in associates of USD 3.1 million.

In this operation, it was also agreed that the guarantees, which CAAP had issued in favor of AAP, remained in force until December 2022, when the last payment owed by CAAP was disbursed and the guarantees released.

31       Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Group by the weighted average number of shares outstanding each year.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total:

	At December 31,
	2022	2021	2020
Income / (loss) attributable to equity holders of the Group	168,166	(117,755)	(253,053)
Weighted average number of shares (thousands) (Note 31. c)	160,755	160,500	160,022
Basic earnings per share of the year	1.05	(0.73)	(1.58)

	At December 31,
	2022	2021	2020
From continuing operations attributable to the ordinary equity holders of the Group	1.05	(0.60)	(1.55)
From discontinued operations	—	(0.13)	(0.03)
Total basic earnings per share attributable to the ordinary equity holders of the Group	1.05	(0.73)	(1.58)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

31       Earnings per share (Cont.)

b) Diluted earnings per share

Diluted earnings per share is calculated by dividing the profit or loss attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during each year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following tables shows the net income and the number of shares that have been used for the calculation of the diluted earnings per share total:

	At December 31,
	2022	2021	2020
Income / (loss) attributable to equity holders of the Group	168,166	(117,755)	(253,053)
Weighted average number of shares and potential ordinary shares (thousands) (Note 31.c)	160,795	160,500	160,022
Diluted earnings per share of the year	1.05	(0.73)	(1.58)

	At December 31,
	2022	2021	2020
From continuing operations attributable to the ordinary equity holders of the Group	1.05	(0.60)	(1.55)
From discontinued operations	—	(0.13)	(0.03)
Total diluted earnings per share attributable to the ordinary equity holders of the Group	1.05	(0.73)	(1.58)

c) Weighted average number of shares used as the denominator

	At December 31,
	2022	2021	2020
Weighted average number of shares outstanding	163,223	163,223	160,748
Weighted average number of treasury shares	(2,468)	(2,723)	(726)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	160,755	160,500	160,022
Adjustments for calculation of diluted earnings per share:
Equity settled share based payment (1)	40	-	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	160,795	160,500	160,022

(1) Rights to equity settled share based payment granted to executives and key employees in accordance with the Management Compensation Plan by the Compensation Committee (Note 29) are included in the calculation of diluted earnings per share, assuming all outstanding rights will vest. The rights are not included in the determination of basic earnings per share.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

32        Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. According to the information provided by the Company’s subsidiaries and as a result of the refinancing of debts for liquidity due to the Covid-19 pandemic,  strict conditions for the obtainment of waivers have restricted the Company’s subsidiaries ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances as of December 31, 2022 and 2021.

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

33       Subsequent events

PDS – Concession agreement

On February 8, 2023, the International Airport of Paysandú “Brig. Gral. Tydeo Larre Borges” was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021.

There are no other subsequent events that could significantly affect the Company’s financial position as of December 31, 2022.

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

As of December 31, 2022, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those that have been separately disclosed in the Consolidated Financial Statements, mainly included in Note 22 and 26.b.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF INCOME

	For the year ended	For the year ended	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Continuing operations
Selling, general and administrative expenses	(7,342)	(5,697)	(5,568)
Other operating income	6	-	-
Other operating expense	(5)	-	-
Operating loss	(7,341)	(5,697)	(5,568)
Share of income / (loss) in subsidiaries and associates	182,050	(88,022)	(241,693)
Income / (loss) before financial results and income tax	174,709	(93,719)	(247,261)
Financial income	1,874	53	99
Financial loss	(429)	(431)	(400)
Income / (loss) before income tax from continuing operations	176,154	(94,097)	(247,562)
Income tax	(1,307)	(1,028)	1,028
Income / (loss) for the year from continuing operations	174,847	(95,125)	(246,534)
Loss from discontinued operations	-	(21,196)	(4,492)
Income / (loss) for the year	174,847	(116,321)	(251,026)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
	December	December	December
	31, 2022	31, 2021	31, 2020
Income / (loss) for the year	174,847	(116,321)	(251,026)

Items that may be reclassified to profit or loss:
Share of other comprehensive loss from subsidiaries and associates from continuing operations	70,849	94,703	(24,675)
Other comprehensive income / (loss) for the year, net of income tax from continuing operations	70,849	94,703	(24,675)
Currency translation adjustment from discontinued operations	-	920	(578)
Other comprehensive income (loss) of discontinued operations for the year, net of income tax	-	920	(578)
Total comprehensive income / (loss) for the year	245,696	(20,698)	(276,279)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF FINANCIAL POSITION

	At December	At December
	31, 2022	31, 2021

ASSETS
Non-current assets
Property, plant and equipment, net	15	18
Right-of-use asset	56	110
Investments in subsidiaries	738,851	505,635
Current assets
Other receivables	133	228
Cash and cash equivalents	1,220	1,614
Total assets	740,275	507,605

EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,600)	(4,772)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(251,145)	(321,731)
Legal reserves	1,081	1,081
Other reserves	(1,343,219)	(1,343,639)
Retained earnings	230,387	55,202
Equity	716,095	469,732

LIABILITIES
Non-current liabilities
Deferred tax liabilities	1,230	1,028
Lease liabilities	17	79
Current liabilities
Borrowings	20,354	19,928
Other liabilities	2,024	16,226
Lease liabilities	36	32
Trade payables	519	580
Total liabilities	24,180	37,873
Total equity and liabilities	740,275	507,605

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2022 and 2021 and for the
years ended December 31, 2022, 2021 and 2020

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
Cash flows from operating activities	December 31, 2022	December 31, 2021	December 31, 2020
Income / (loss) for the year from continuing operations	174,847	(95,125)	(246,534)
Adjustments for:
Amortization and depreciation	57	50	62
Deferred income tax	202	1,028	(1,028)
Income tax accrued	1,105	-	-
Share of income / (loss) in subsidiaries and associates	(182,050)	88,022	241,693
Interest expense	426	426	395
Net foreign exchange	(1,874)	(51)	(95)
Other financial results, net	3	4	4
Share base compensation	317	-	-
Changes in working capital	760	721	(184)
Net cash used in operating activities	(6,207)	(4,925)	(5,687)
Net cash used in discontinued activities	-	-	-
Cash contribution in subsidiaries and associates	(36,417)	(4,544)	(16,630)
Dividends from subsidiaries	57,000	11,494	15,944
Net cash provided by / (used in) investing activities	20,583	6,950	(686)
Net cash used in discontinued investing activities	(14,700)	(2,495)	(100)
Proceeds from borrowings	-	-	8,100
Principal elements of lease payments	(53)	(51)	(56)
Net cash (used in) / provided by financing activities	(53)	(51)	8,044
Net cash used in discontinued operations from financing activities	-	-	-

Increase in cash and cash equivalents	14,323	1,974	1,671
Decrease in cash and cash equivalents from discontinued operations	(14,700)	(2,495)	(100)

Cash and cash equivalents
At the beginning of the year	1,614	2,166	552
Effect of exchange rate changes in cash and cash equivalents	(17)	(31)	43
(Decrease) / increase in cash and cash equivalents	(377)	(521)	1,571
At the end of the year	1,220	1,614	2,166