Form 20-F
period 2023-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2024-03-28
CIK 1717393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission File Number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Jorge Arruda Filho, Chief Financial Officer Tel: +35226258274 128, Boulevard de la Pétrusse, L-2330, Luxembourg, Grand Duchy of Luxembourg
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

163,222,707 Common Shares, as of December 31, 2023

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b2 of the Exchange Act.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:

●	our business strengths and future results of operation;
●	delays or unexpected casualties related to construction under our investment plans and master plans;
●	our ability to generate or obtain the required capital to fully develop and operate our airports;
●	impact of epidemics, pandemics, and public health crises;
●	general economic, political, demographic and business conditions in the geographic markets we serve;
●	decreases in passenger traffic;
●	changes in the fees we may charge under our concession agreements;
●	inflation and hyperinflation, depreciation, and devaluation of the AR$, EUR, BRL, UYU or AMD, against the U.S. dollar;
●	the early termination, revocation, or failure to renew or extend any of our concession agreements;
●	the right of the Argentine Government to buy out the AA2000 Concession Agreement (as defined herein);
●	changes in our investment commitments or our ability to meet our obligations thereunder;
●	existing and future governmental regulations;
●	natural disaster-related losses which may not be fully insurable;
●	the ongoing war events; and
●	cyberterrorism in the international markets we serve.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2023 and 2022 and for our fiscal years ended December 31, 2023, 2022 and 2021 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We have applied all IFRS Accounting Standards adopted by the International Accounting Standards Board (IASB) effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (“PwC”), a member firm of the PricewaterhouseCoopers global network, and an independent registered public accounting firm, whose report dated March 20, 2024, is also included in this annual report.

Our Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Our Segments

As of and for the fiscal year ended December 31, 2023, we have identified six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia. See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

In December 2021, we transferred our 50% ownership interest in Aeropuertos Andinos del Perú S.A. (“AAP”) to Andino Investment Holding S.A. See “Business Overview—Our Airports by Country in Which We Operate—Peru.” The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column. AAP was not previously classified as an asset held for sale or as a discontinued operation. All the financial and operational information provided for our Peruvian segment for the year ended December 31, 2021 includes our financial information and results of operation until December 16, 2021, date on which the transfer of our interest in AAP was completed.

Factors Affecting Comparability of Prior Periods

During 2020 and 2021, the Company’s operations were significantly affected due to the impact of the COVID-19 pandemic and the related measures that affected passenger traffic. The significant decrease in our results of operations due to the COVID-19 pandemic and the subsequent rebound in our results of operations after the termination of measures affecting passenger traffic, affected the comparability of the figures reported for the years ended December 31, 2023 and 2022 with the corresponding period in 2021.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

“Adjusted Segment EBITDA” is defined, with respect to each segment, as income/(loss) from continuing operations before financial income, financial loss, income tax expense, depreciation, and amortization for such segment. Adjusted Segment EBITDA excludes certain items that are not considered part of our core operating results. Specifically, we do not allocate financial income, financial loss, income tax expense, depreciation, and amortization to our reportable segments. Our management also reviews a metric of performance, denominated “Adjusted Segment EBITDA excluding Construction Services,” which only differs with the Adjusted Segment EBITDA measure by excluding the Construction Services margin.

Although Adjusted EBITDA, and consequently, Adjusted EBITDA excluding Construction Services, are commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, “Segment Information,” these are treated as IFRS measures in the manner in which we utilize them. We use Adjusted EBITDA and Adjusted EBITDA excluding Construction Services for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe they reflect current core operating performance and provide an indicator of the segment’s ability to generate cash.

Non-IFRS Information

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services

“Adjusted EBITDA” is a non-IFRS financial measure defined as net income/(loss) from continuing operations before financial income, financial loss, income tax expense, depreciation, and amortization. “Adjusted EBITDA excluding Construction Services” only differs with the previously mentioned measure by excluding Construction Services margin.

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

Capital Increase

As part of the management share compensation plan (see “Item 6. Directors, Senior Management and Employees—Compensation—Management Compensation Plan”), on October 9, 2020, the board of directors of the Company increased the Company’s share capital by the amount of U.S.$3,200,445 through the issuance of 3,200,445 new shares having a nominal value of U.S.$1.00 each. As a result of the issuance of these new shares, which were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, the outstanding share capital of the Company as of December 31, 2023 is 163,222,707 shares. The shares were subscribed for a total subscription price of U.S.$6,144,854.40 (i.e., a subscription price of U.S.$1.92 per new share, being the market price per share as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves. The new shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the management share compensation plan. As of the date of this annual report, 949,322 shares have been delivered to key employees under the management share compensation plan and the remaining outstanding 2,251,123 shares are still held in treasury.

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

Certain market share information and other statements presented herein regarding our position relative to our competitors are not based on published statistical data or information obtained from independent third parties but reflect our best estimates. We have based these estimates upon information obtained from publicly available information from our competitors in the industry in which we operate.

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.Reserved

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

Summary of Risk Factors

The following is a series of concise statements highlighting the principal, but not all, risk factors that we face. The list is followed by a discussion of the Company’s risk factors, including those highlighted below.

Risks Related to Our Business and Industry

●	Our concessions may be terminated under various circumstances, some of which are beyond our control.
●	We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.
●	Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.

●	Outbreaks of diseases as well as any other public health crises that may arise in the future, have had, and may continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operations, financial position, and cash flows.
●	Geopolitical uncertainties and an increase of trade protectionism could have a material adverse effect on our business, results of operation and financial condition.
●	We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.

Risks Related to Argentina and the AA2000 Concession Agreement

●	The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments, which if we fail to comply with, could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.
●	Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.
●	The Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.
●	If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

●	Italy. If the approval process from local and national authorities of the master plan for the Florence Airport is further delayed, our financial results from the operation of such airport will be negatively impacted.
●	Uruguay. A deterioration in the economic conditions of our neighboring markets, particularly Argentina has the potential to affect the number of passengers at our Uruguayan airports mainly Punta del Este airport.
●	Armenia. The ongoing war between Russia and Ukraine has and will likely continue to disrupt or impact the connecting flights between our Armenian Airports and Russia, which could affect our results of operation.

Risks Related to Our Common Shares

●	We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which have the potential to dilute shareholder value and cause the price of our common shares to decline.
●	A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

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

In the AA2000 Concession Agreement, our largest concession operations, the Argentine Government has the right to buy out the concession agreement upon prior notification to us and indemnify us for certain investments we incurred for purposes of operating the airports and rendering the services agreed thereunder. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.

We may be subject to monetary penalties if we violate or otherwise fail to comply with the terms of our concessions. Some violations of a concession agreement may provide for cure periods or other remedial action, while other violations, whenever they are substantial and repeated, can result in the immediate termination of the relevant concession. If we experience difficulties, we may encounter problems in satisfying our obligations under our concession agreements and the relevant governmental authorities may impose sanctions on us. For a description of the consequences that may result from the violation of various terms of our concessions, or local laws and regulations related to such concessions, see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework.” Monetary penalties could negatively affect our results of operations.

In addition, under all our concession agreements, we are required to establish and comply with an investment plan for the airports covered under such concession agreements. If we do not fulfill our investment commitments on a timely basis or obtain necessary financing to complete the projects, such failures could lead to a breach of the relevant concession agreement, which may subject us to monetary fines or the early termination of our concession agreements.

Our revenue and profitability may be affected if we fail to win new concession agreements, acquire companies with existing concession agreements, or otherwise improve or expand our current operations.

Our growth strategy relies upon identifying and winning new concession agreements, acquiring companies with existing concession agreements, or improving and expanding our current operations. Our future growth may also depend on new (greenfield) development projects, which may require significant time and upfront financial commitments for construction and development. While we anticipate having opportunities to bid for concession agreements or purchase existing concessionaires in the future, we cannot predict the frequency or accuracy of such opportunities. We must also strategically identify which concession agreements and existing concessionaires to target based on numerous factors such as number of passengers, size of the relevant airport(s), type, location, and quality of the available airports and subconcession space, rental structure, financial return, regulatory requirements, and the competitive landscape within such market. We may not be able to successfully expand, as we may not correctly analyze the suitability of airport locations, anticipate all the challenges imposed by expanding our operations or succeed in executing our growth plan efficiently. We also may fail to expand within budget, on a timely basis or expand at all. In addition, to win a particular concession contract, we may be required to make investments or incur other expenses that would render such concession less economically attractive.

Our growth strategy and the substantial investment associated with the acquisition of each new concession agreement, existing concessions or expansion of existing concessions may cause our operating results to fluctuate and be unpredictable.

Outbreaks of diseases as well as any other public health crises that may arise in the future, have had, and may continue to have a negative impact on passenger traffic levels, air traffic operations and in our results of operations, financial position, and cash flows.

Future outbreaks of existing or future diseases as well as any other public health crises, or the fear of such events and governmental responses to such events, especially after the COVID-19 pandemic, could provoke responses that negatively affect passenger air traffic.  The COVID-19 pandemic that resulted in several cities being placed under quarantine, increased travel restrictions from and to several countries, and extended shutdowns of certain businesses in certain regions, also forced airlines to cancel flights and disrupted the frequency and pattern of air travel worldwide.  New strains of the COVID-19 virus, as well as, future public health crises similar to the outbreak of the Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus in 2009, the Ebola outbreak in 2014 and 2015 and the outbreak of the Zika virus in 2018 and 2019, could have a negative impact on our business and our revenue which is largely dependent on the level of passenger traffic in our airports.  Any outbreaks of health epidemics could result in decreased passenger traffic and increased costs for the air travel industry and, as a result, could have a material adverse effect on our business revenues and results of operations.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments in the global economy.

Our business depends on the economic health of the global economy.  If the conditions of the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine and the conflict between Israel and Hamas, terrorism or other geopolitical events, our business, our operating results and our financial condition may be materially adversely affected.

In the aftermath of the COVID-19 pandemic, the United States and global markets have encountered a material increase in the level of inflation.  Increases in inflation rates raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact on our financial condition.  Additionally, increases in inflation rates have caused, and may cause in the future, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing.  A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in global economic conditions will not occur.  Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions.  If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive.  Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans.  In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Geopolitical uncertainties and an increase of trade protectionism could have a material adverse effect on our business, results of operation and financial condition.

Russia’s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations.  Additionally, as a response to the ban of flights to Russia by Western countries and the European Union, Russia has closed its skies for carriers registered in Western countries and carriers also avoid overflying the war zone, disrupting global supply chains (including aircraft components), and adversely affecting air travel (including air travel routs and accessibility to airports).

In addition to travel restrictions, in response to Russia’s invasion of Ukraine, the European Union, the U.K. and the U.S. introduced extensive sanctions on Russia (as well as Belarus for its role in Russia’s invasion) comprised of targeted, restrictive measures on certain individuals and entities, export controls, restrictions on economic relations, trade and other financial transactions.  These sanctions have had, and are expected to continue to have, a significant disruptive effect on global markets, including oil and gas markets.  Geopolitical events may lead to further instability across Europe and worldwide.

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

Relatedly, global markets and supply chains have been further disrupted by Hamas attack on October 7, 2023.  Hamas, an organization designated by the U.S. as a terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel.  On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this filing.  Hostilities between Israel and Hamas could escalate and involve surrounding countries in the Middle East.  To date, we have not experienced any material disruptions and interruptions in our infrastructure, supplies, technology systems, or networks needed to support our operations as a result of the conflict between Israel and Hamas, but cannot discard the possibility of future disruptions and interruptions as a result of this conflict.

We cannot predict the progress, outcome or consequences of the conflicts between Russia and Ukraine, or Israel and Hamas, or their impacts in Ukraine, Russia, Belarus, Europe, the U.S., or the Middle East.  The length, impact, and outcome of ongoing military conflicts is highly unpredictable and could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain disruptions, political and social instability, trade disputes or trade barriers, changes in consumer or purchaser preferences, as well as an increase in cyberattacks and espionage.  The above geopolitical and trade uncertainty and tensions have resulted in fuel price increases, and have affected, and may continue to affect, our profitability.  Sanctions, trade wars between certain countries or blocks of countries, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect on passenger traffic on our airports as well as on our services, costs and suppliers or world economy or certain sectors thereof and, consequently, on our business and financial results.

We could be subject to acts of terrorism or war, which could have a negative impact on air travel and result in increased security requirements.

Our airports operate within a stringent and complex security regime, as required by the relevant governmental authorities, which may impose additional security measures from time to time.  The consequences of the Russian and Ukraine war, the Israel and Hamas conflict, as well as any future terrorist action, threat or war may include the cancellation or delay of flights, fewer airlines and passengers using our airports, liability for damage or loss and the costs of repairing damage.  If as a consequence of conflict or terrorist attack one of the airports we operate is affected, the airport in question could be closed, in whole or in part, for the time needed to care for victims, investigate the circumstances of the attack, rebuild any damaged areas or otherwise, with a subsequent decrease in the revenue and increase in costs for the reconstruction of the affected areas (to the extent these are not covered by insurance policies).

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

Our business may also be affected by the outbreak of wars or armed conflicts in any region of the world, including, for example, the Russian and Ukraine war, and the Israel and Hamas conflict.  Among other things, wars can lead to increased prices of fuel, supplies, and interest rates for aircraft leases, which could, in turn, lead to increased prices of airline tickets and a decline in demand for air transportation in general.  Likewise, the occurrence of armed conflicts could result in increased security measures, thereby increasing security costs.

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

Attempts to gain unauthorized access to our information technology systems have become more sophisticated over time. The risk of cyber - crime has been increasing, especially as infiltrating technology continues to become increasingly sophisticated. We and certain of our service providers may from time to time be subject to cyberattacks and security incidents. While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our and our critical third parties’ operations, it could result in material disruptions to our programs, our operations, and ultimately, our financial results. In particular, if we are unable to contain or minimize the effects of a significant cyber - attack, such attack could materially affect the number of passengers at our airports, cause the loss or exposure of information, damage our reputation and lead to regulatory penalties and financial losses. Any security compromise affecting us, our service providers, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business.

In order to face these issues, we created a global information security department which reports to the Executive Committee. We also hired a global information security manager and reinforced the global information security department with multicultural security specialists in different locations. This new area focuses on cybersecurity, contingency procedures, security governance, access and identity management,  infrastructure protection and monitoring, researching and deploying new technology to improve protection of information and communication systems.

Additionally, we are implementing a global security monitoring service (SOC) including a new incident response and threat intelligence service. This service allows us to respond more quickly and efficiently to any potential security breach. On the other hand, we are implementing and strengthening security measures to maintain and improve protection of information, increasing endpoint and perimeter protection, vulnerability management processes in order to improve the global posture of the company in terms of information security. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, result in an increase in costs and a decrease in revenue and damage our public image and our business in general.

The loss or impairment of our relationship with governments and their agencies in the markets in which we operate could adversely affect our business, future revenues, and growth prospects.

Our principal assets are concession rights granted by governments in the countries in which we operate. Our business depends to a large extent on our ability to manage relationships with the relevant governments and their agencies. During the term of our concessions, we are in continuous communications with the relevant governments and their agencies regarding, among other things, the terms and conditions of the concession, compliance with the concession agreement, the applicable master plan and works to be performed at the airports, including works not specifically required by the terms of the relevant concession, and the establishment of tariffs. Our business, prospects, financial condition, or operating results could be materially harmed if we were suspended or debarred from contracting with any such government or government agency or if our reputation or relationship with any such government or agency is impaired.

Our revenue is highly dependent on levels of air traffic, which depend in part on factors beyond our control, including economic and political conditions in the countries where we operate our airports.

Our revenue is closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our aeronautical revenue and indirectly determine our commercial revenue. Passenger and cargo traffic volumes and air traffic movements depend, in part, on many factors beyond our control. Such factors include economic conditions and the political situation in the countries where we operate our airports, epidemics, pandemics and other public health crises, terrorism, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs), currency exchange rate fluctuations, hyperinflation, geopolitical considerations and changes in regulatory policies applicable to the aviation industry. The occurrence of any of these risks may result in a reduction of passenger air traffic levels and air traffic movements globally and in the regions in which we operate. A significant decline in passenger and cargo traffic volumes and the number of air traffic movements at our airports could have a material adverse effect on our business, financial condition, and results of operations.

We face risks related to our dependence on the revenue from Ezeiza Airport.

During the years ended December 31, 2023, 2022 and 2021, the Ministro Pistarini International Airport (“Ezeiza Airport”) generated U.S.$253.7 million or 18.2% of our consolidated revenue, U.S.$278.1 million or 20.2 % of our consolidated revenue, and U.S.$123.3 million or 17.4% of our consolidated revenue, respectively, for each of such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition, and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue from this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

The price of fuel may be subject to fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil producing countries, other market forces, any future terrorist attacks, a general increase in international hostilities, including, for example, the Russian and Ukraine war, and the Israel and Hamas conflict.  In the past, increased fuel costs were among the factors leading to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to filings for bankruptcy by some airlines.  Although fuel is a widely traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices.  Significant fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effect on our revenues and results of operations.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, prolonged weather conditions and other adverse incidents could affect our business and results of operations.

A significant extended interruption or disruption in service at the airports where we operate could have a material adverse impact on our business, financial condition, and results of operations. Our operations could be impacted by flight cancellations and airport closures caused by weather and natural disasters. Severe weather conditions, particularly heavy snowfall, increases in the frequency, severity, and duration of natural disasters such as hurricanes, tornadoes, volcanic activity, earthquakes, and tsunamis, can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports, which may result in decreased revenues and increased costs. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Competition from other destinations could adversely affect our business.

The principal factor affecting our business is the number of passengers that use our airports. Our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing destinations. In addition, our passenger traffic volume may be adversely affected by the level of business activity in each destination or the likelihood of airlines using any of those destinations as a hub or base for their operations. If business activity and tourism levels and, therefore, the number of passengers using our airports, is negatively impacted by competing airports and hubs in the geographic regions in which we operate, such development could have an adverse effect on our business, financial condition, or results of operations.

We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.

Some of our employees are members of labor unions. For example, as of December 31, 2023, approximately 63% and 32.7% (64.8% and 48.9%, as of December 31, 2022) of our employees in Argentina and Italy, respectively, were members of labor unions. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

The operations of our airports may be adversely affected by actions or inactions of third parties that are beyond our control.

In most of our airports, our operations are largely dependent on the services provided by governments and other third parties who render services to passengers and airlines, such as meteorology, air traffic control, security, electricity, and immigration and customs services. In addition, in some of our airports we are dependent on third-party providers of certain complementary services such as baggage handling, fuel services, catering and aircraft maintenance and repair. While we are responsible for adopting security measures at some of our airports, we do not control the management or operation of security, which is controlled by government agencies or third parties. We are not responsible for, and cannot control, any of these services. Any disruption in, or other adverse situation related to, such services, including work strikes or other similar events, could cause the cancellation of flights and negatively affect passenger traffic at our airports, which may ultimately result in decreased revenues and have an adverse effect on our business, financial condition, or results of operations.

The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.

None of our agreements with our aeronautical customers obligate them to provide service at or to our airports.  If any of our aeronautical customers were to reduce their use of our airports or cease to operate at them for any reason, including merger, bankruptcy, or due to regulatory restrictions or the impact of any disease outbreak, or impacts of the Russia and Ukraine war or the Israel and Hamas conflict, among other factors, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers could no longer operate.  Our business and revenue, and our ability to recover receivables, could be adversely affected if we are unable to replace the business of our main aeronautical customers.

Our main aeronautical customers are Aerolíneas Argentinas Group and LATAM Group.  For the year ended December 31, 2023, Aerolíneas Argentinas Group and LATAM Group accounted for 11.1% and 13.1% of our consolidated aeronautical revenue, respectively.  For the year ended December 31, 2022, Aerolíneas Argentinas Group and LATAM Group accounted for 15.8% and 10.8% of our consolidated aeronautical revenue, respectively.  For the year ended December 31, 2021, Aerolíneas Argentinas Group and LATAM Group accounted for 8.7% and 10.1% of our consolidated aeronautical revenue, respectively.

Consequently, we have a significant concentration of aeronautical customers, which may expose us to a material adverse effect if one or more of our large aeronautical customers were to significantly suspend or interrupt payments to us for any reason.  Furthermore, a delay in payment or non-payment by a major aeronautical customer could materially and adversely affect the results of our operations.

An aircraft accident or other material factors beyond our control, such as disasters, climate - related catastrophes, among others, may affect the operation of our runways.

Our runways may require unscheduled repair, renovation or reconstruction due to natural disasters, climate - related catastrophes, aircraft accidents and other factors beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on the number of passengers that use our airports, and therefore, a material adverse effect on our operations and financial results.

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

We, our subconcessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. Failure to comply with these environmental requirements, including the terms of our concession agreements, could result in our being subject to litigation, fines, or other sanctions. We could also incur significant capital or other compliance costs relating to such requirements. We could also be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations. Environmental claims have been asserted against us, and additional claims may be asserted against us in the future. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings—Environmental Proceedings.” We are unable to determine our potential liability under these pending or possible future claims. We only have environmental insurance coverage for environmental damages at a limited number of our airports.

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

Over the past few years, tax administrations around the world have put in place a number of initiatives to facilitate communication and information exchange among each other, have become more rigid in exercising any discretion they may have, and have increased their scrutiny of company tax filings. In this regard, the G20 / OECD Inclusive Framework has been working on addressing a number of tax challenges such as transparency, exchange of information, coherence, and substance, and to this end has proposed numerous tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans. Particularly, in December 2021, the OECD released the Pillar Two model rules (the Global Anti-Base Erosion Proposal, or ‘GloBE’ rules) for a new global minimum tax framework introducing a minimum tax regime for multinationals. At the EU level, the European Council formally adopted the directive implementing Pillar Two and Member States were obliged to transpose the directive into national laws before 31 December 2023 (the five Member States that have not done it within the deadline are now expected to do so soon, as penalties from the CJEU can be imposed). The EU has also adopted a number of Directives (namely, the Anti-Tax Avoidance Directives, or ATAD), which seek to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed.

In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws that may be interpreted differently by the competent tax authorities and courts. For example, applying the GloBE rules and determining the impact are likely to be very complex and pose a number of practical challenges. While disclosing quantitatively the full effect of these laws is realistically not possible at this stage, we believe that they could have an adverse effect on us, as the new rules could result in new taxes and/or additional costs for the Company when complying with the new reporting obligations.

In addition, in some jurisdictions where we operate, the interpretations of tax laws by the taxing authorities are sometimes unpredictable and frequently involve litigation, introducing further uncertainty and risk to our tax liability. It is also possible that tax authorities in the countries in which we operate will introduce additional revenue raising measures. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently determined to be incorrect, there could be a material adverse effect on us, which may ultimately affect our revenues. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” and “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings— Tax Proceedings Related to Technical Assistance Agreements.”

Any of these events occurring, alone or jointly, could lead to an increase of our tax burden and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Many of our most significant subsidiaries have substantial non - controlling interests owned by third-parties, and any substantial conflict with minority shareholders may have an adverse effect on our business.

We indirectly own 82.7%, and 51.0% of our principal Argentina and Brazil operating subsidiaries, respectively, which are namely Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise, we indirectly own 75.0% of Corporación América Italia S.p.A. (“CA Italy”) who owns 62.3% of our principal Italian operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). Because we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. The other shareholders of these entities, including, in the case of Italy, public shareholders, may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

We may have conflicts of interest with ACI Airports S.à r.l., our majority shareholder, and we may not be able to resolve such conflicts on terms favorable to us.

We are currently controlled by A.C.I. Airports S.à r.l., a holding company incorporated in Luxembourg (the “Majority Shareholder”). Conflicts of interest may arise between our Majority Shareholder and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, allocation of business and investment opportunities and/or the acquisition of airport assets outside of our existing corporate structure. Generally, the Majority Shareholder may from time to time make strategic decisions that it believes are in the best interest of the business as a whole, including its ownership interest in our business. These decisions may be different from the decisions that we would have made on our own and may not be aligned with your interests. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

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

Under the U.S. Federal Aviation Administration regulations, the aviation safety rating of any of the countries in which we operate could be downgraded. Airlines from such countries could be prevented from expanding or changing their current operations to and from the United States, except under certain limited circumstances, code-sharing arrangements between such airlines and U.S. airlines could be suspended, and operations by such airlines flying to the United States could be subjected to greater administrative oversight. Any such additional regulatory requirements could result in reduced passenger traffic originating in or with destination to the United States by non-U.S. airlines operating at our airports or, in some cases, in an increase in that cost of service, which could result in decrease in demand for travel. The Federal Aviation Administration may downgrade the air safety rating of any of the countries in which we operate in the future. The European Aviation Safety Agency and other regulatory agencies may take similar actions, either independently or in response to any such action by the U.S. Federal Aviation Administration. Such actions might reduce our revenues and have a negative impact on passenger traffic.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to and bound by U.S. and foreign anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190), the Brazil Clean Company Act of 2013 (Law No. 12,846), the Uruguayan Anticorruption Law of 1998 (Law No. 17.060) and the Criminal Code (Law 9.155) and the Armenia Law on the Committee for Preventing Corruption (Law No. HO-96-N). These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to local and foreign officials for the purpose of obtaining or keeping business and/or other benefits. Many jurisdictions have recently implemented new anti-corruption laws (such as in the case of Argentina and Brazil) or have broadened the scope of existing anti-corruption laws (such as in the case of Italy).

On February 17, 2021, Ecuadorian Organic Law Reformation of the Comprehensive Organic Criminal Code on Anti-Corruption was published, incorporating regulatory compliance and good corporate governance systems as well as new criminal figures related to corruption in the private sector.

The Brazilian Clean Company Act holds companies strictly liable for the corrupt acts of their employees and intermediaries, which means that a company may be held liable for such acts, without a finding of fault on the part of the company. See “Item 3. Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil— ” and “Item 3. Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil —” Our business requires that we maintain continuous contact with governments and agencies from the initial bid process for any concession and throughout the entire term of any concession we are awarded. Despite the existence of our compliance program together with our ongoing efforts to ensure compliance with anti-corruption laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, and results of operations.

Increasing scrutiny from stakeholders on ESG matters, including our ESG reporting, exposes us to reputational and other risks.

There is an increasing focus from certain investors, customers, employees and other stakeholders concerning ESG matters. If our ESG practices fail to meet regulatory requirements or investor, customer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, service quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us. As public interest and legislative pressure related to public companies’ ESG practices continues to grow, the related legislative landscape in the European Union and the United States has been evolving accordingly.

In the European Union, Directive (EU) 2022/2464 (the “CSRD”) entered into force on January 5 2023. This new directive strengthens the rules on the social and environmental information that companies must report. It expands the scope of companies required to report ESG information and increases the depth of required disclosures. The CSRD also introduces a ‘double materiality’ analysis, which requires companies to report on how sustainability issues might create financial risks for the company and on the company’s own impacts on people and the environment. The CSRD applies to large EU companies, EU parent companies of a “large group” and listed EU small or medium-sized companies. It also applies to non-EU companies that meet certain criteria, including an EU turnover threshold and a subsidiary. The specific information to be reported is set out in the European Sustainability Reporting Standards. In our case, the CSRD will apply as of financial year 2025, to be reported in 2026.

In the United States, in 2022, the SEC proposed extensive rules aimed at enhancing and standardizing climate-related disclosures in an effort to foster greater consistency, comparability and reliability of climate-related information. The rules were adopted on March 6, 2024 and require domestic registrants and foreign private issuers to include certain climate-related information in their registration statements and annual reports, including data regarding greenhouse gas emissions and information regarding climate-related risks and opportunities and related financial impacts, governance, and strategy. The rules established phased-in compliance dates which, in the case of accelerated filers such as us, will start with the annual report for the fiscal year ending on December 31, 2026, to be filed in early 2027. Further, on several challenges against the new SEC climate disclosure rules were consolidated for review by the U.S. Court of Appeals for the Eighth Circuit. Given the recent adoption of the rules and the several challenges against them, we are still uncertain about the ultimate impact of the rules on our business, which, may result in increased legal, accounting and financial compliance costs and make some activities more difficult, time-consuming and costly.

Moreover, the SEC has also announced that it is working on proposals for mandatory disclosure of certain other ESG-related matters, including with respect to board diversity and human capital management. At this time, there is uncertainty regarding the scope of such proposals or when they would become effective. As regulations develop, we will consider the implications for our business of the overlapping global measures, and how they fit together. Compliance with any new laws or regulations increases our regulatory burden and could make compliance more difficult, increase the risk that we are subject to enforcement, affect the manner in which we or our portfolio companies conduct our businesses, adversely affect our profitability, require us to incur significant additional costs to comply, and impose increased oversight obligations on our management and board of directors. If we do not adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in our Company, we may become subject to penalties, and customers and consumers may choose to stop purchasing our services, which could have a material adverse effect on our reputation, business or financial condition.

Risks Related to Argentina and the AA2000 Concession Agreement

The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments, which if we fail to comply with, could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.

The Technical Conditions of the Extension approved by Decree No. 1009/2020 (“Technical Conditions of the Extension”)  established the following commitments to be complied by AA2000:  (i) allocate an amount equal to U.S.$132.0 million (VAT included) as direct investment to complete 2020 and 2021 ongoing works (the “2020/2021 Direct Investment Commitment”); (ii) use its best efforts to obtain the greatest leverage possible, before December 31, 2021, to have an early inflow of up to (a) U.S.$85.0 million in the “Trust Fund for Works of Group A of Airports of the National Airport System” (the “Development Trust”) and (b) U.S.$124.0 million in the “Additional Fund for Substantial Investments in Group A of Airports” (the “Development Trust Leverage Commitment”) (iii) secure, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, certain level of funds available in an aggregate amount of U.S.$406.5 million (VAT included), which shall be applied to:  (a) works considered as direct investment, to be carried out preferably during 2022/2023 (the “2022/2023 Commitment”) and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022 (the “Redemption of the Preferred Shares Commitment”, and jointly with the 2022/2023 Commitment, the “Availability of Funds Commitment”); and (iv) to make direct investments for U.S.$200.0 million (VAT included), between the years 2024 and 2027, at an annual average of U.S.$50.0 million (VAT included), in addition to any direct investment balance carried forward from the 2021/2023 period (the “2024-2027 Commitment). With respect to the capital expenditures to be performed under the 2022/2023 Commitment and the 2024-2027 Commitment, Resolution No. 60/ 2021 of the ORSNA established that AA2000’s capital expenditures under the Technical Conditions of the Extension amount to approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably in 2022 and 2023 (the “Phase 1 Commitment”), and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT (the “Phase 2 Commitment”). The financial projection of income and expenses attached to the Technical Conditions of the Extension include the estimated dates in which the referred commitments and capital expenditures would need to be performed.

As of the date of this annual report, AA2000 has fully complied with the 2020/2021 Direct Investment Commitment and the Availability of Funds Commitment. Regarding this latter commitment, on May 10, 2022, ORSNA issued Note No. NO-2022-46520010-APN-ORSNA through which it confirmed that AA2000 had fulfilled the Availability of Funds Commitment in the amount of U.S.$406.5 million for its application to the Mandatory Capex Program (including the Redemption of the Preferred Shares Commitment performed in March 2022).

With respect to the Development Trust Leverage Commitment, in December 2022 and January 2023, AA2000 informed the ORSNA that it had complied with its best efforts obligation under this commitment. On May 22, 2023, in response to the filing made by AA2000, the ORSNA took note of the best efforts performed by AA2000 in compliance with the Development Trust Leverage Commitment and requested to AA2000 its collaboration so that, if the ORSNA deems it appropriate and the financial landscape improves, other financing options for the Development Trust may be sought. In light of this, on May 23, 2023, AA2000 expressed its agreement to fully collaborate with the ORSNA to that end.

Regarding the Phase 1 Commitment, the Company is currently executing the infrastructure works in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021, while the Phase 2 Commitment is pending. With respect to the Phase 1 Commitment,  on February 5, 2024, AA2000 informed the ORSNA about the status of the referred commitments as of December 31, 2023.  Works amounting to U.S.$262.1 million (VAT included) have been initiated, of which U.S.$190.3 million (VAT included) have been executed.  Considering the amount utilized for the Redemption of the Preferred Shares Commitment, totaling U.S.$174.2 million, the total amount committed under the Phase 1 Commitment amounts to U.S.$436.3 million (VAT included), which surpasses the required commitment amount for this phase  (U.S.$336 million). As of the date of this report, U.S.$364.5 million (VAT included) (out of the U.S.$436.3 million (VAT included) committed) have been executed.  As of the date of this annual report, the ORSNA has not issued a response to the filing made by AA2000.

As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. However, failure to fully comply with the pending commitments (in particular, the Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement.  Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, New Money 2021 Notes (as defined herein), the Syndicated Bimonetary Loan (as defined herein) and the ICBC Dubai Loan (as defined herein).

Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

Pursuant to the AA2000 Concession Agreement, since February 13, 2018, the Argentine Government has the right to “buy-out” (“rescatar”) the AA2000 Concession Agreement for public interest reasons and upon prior notification to us.  In the event that the Argentine Government were to exercise this option, it would be required to indemnify us in an amount equal to the value of the non-amortized aeronautical investments we have made as of the time of the buy-out, multiplied by 1.10, plus the value of all other investments we have made and which have not been amortized.  The Argentine Government would not be required to indemnify us for investments that were not included in our investment plan or that were not approved by the ORSNA.  The Argentine Government would also not be required to indemnify us for lost revenue or lost profits.  The Argentine Government would be required to assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan for which we would be compensated as part of the payment made to us by the Argentine Government.  Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under (i) our Argentine Notes Series 2017, Argentine Notes Series 2020, Argentine Notes Series 2021 and the New Money 2021 Notes, (ii) the syndicated bimonetary loan granted by Industrial and Commercial Bank of China (Argentina) S.A., the branch of Citibank N.A. established in the Republic of Argentina, Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Argentina S.A. which provided for disbursements in pesos and/or U.S. dollars (the “Syndicated Bimonetary Loan”), and (iii) the offshore credit facility dated July 25, 2022 entered by and between AA2000 and Industrial and Commercial Bank of China Limited, Dubai Branch (“ICBC Dubai”), as lender, and the Industrial and Commercial Bank of China (“ICBC”), as onshore custodian agent (“ICBC Dubai Loan”), which will result in automatic acceleration of the notes, the Syndicated Bimonetary Loan and the ICBC Dubai Loan.  As of December 31, 2023, the total amount outstanding under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, the Syndicated Bimonetary Loan and the ICBC Dubai Loan is U.S.$58.7 million, U.S.$16.3, U.S.$272.9 million, U.S.$62.0 million, U.S.$9.8 million, and U.S.$10.0 million, respectively.  The Argentine Government’s indemnification obligations in combination with the collateral structure under the notes, the Syndicated Bimonetary Loan and the ICBC Dubai Loan may not be adequate to repay the holders of such notes.  See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

During the years ended December 31, 2023, 2022 and 2021, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 45.1%, 55.0% and 51.2%, respectively, of our total consolidated revenue.  If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition, and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, the ORSNA is required to conduct an annual review of AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by adjusting (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations.  On January 13, 2021, the ORSNA, through Resolution No. 4/2021, increased the fees that AA2000 may charge to international passengers from U.S.$51.00 to U.S.$57.00.  In December 2022, the ORSNA issued Resolution No. 98/2022 by virtue of which a new increase of the use fee charged to domestic passengers was approved, establishing a use fee of AR$1,100 effective as of January 2023.  In November 2023, the ORSNA issued Resolution No. 84/2023 by virtue of which a new increase of the use fee charged to domestic passengers was approved, establishing a use fee of AR$2,540 for Category I airports, AR$1,771 for Category II airports and AR$1,551 for Categories III and IV airports, effective as of January 2024.  If the ORSNA applies adjustments to the Specific Allocation of Revenues and to the fees we may charge or that we must pay under the AA2000 Concession Agreement in a way that is detrimental to us, or if the ORSNA fails to adjust such fees in order to restore the AA2000 Concession Agreement’s economic equilibrium, or if the ORSNA seeks to modify our rights under the AA2000 Concession Agreement, any of such actions or failures to act may have a material adverse effect on our business, financial condition and results of operations.

If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.

The ORSNA reviews our capital expenditures to monitor our compliance with the investment plan under the AA2000 Concession Agreement, and to determine whether it can record such expenditures in the registry maintained by the ORSNA.  If a capital expenditure is approved by the ORSNA, it is then entered into its registry.  The ORSNA only approves investments that are supported by a certificate that reflects the completion of the relevant works and does not approve investments made in connection with the start of the works.

Accordingly, we may record capital expenditures during a period that has not yet been (and may never be) approved by the ORSNA. If the ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we will be required to make additional capital expenditures.  This may require us to obtain additional financing, which we may not be able to obtain on terms favorable to us, or at all.  Our capital expenditures for the years ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018 are currently under review by the ORSNA.  See “Argentina—Our Airports in Argentina—The AA2000 Concession Agreement—Economic Equilibrium.”

Political events occurring, and political measures taken, in Argentina could affect the country’s economy in general, and the aeronautical sector in particular.

Since taking office, the new government has announced various significant economic and political reforms.  In this regard, on December 21, 2023, Urgency Decree No. 70/2023 (the “Decree 70/2023”) was published in the Official Gazette, declaring a state of public emergency in economic, financial, fiscal, administrative, social security, tariffs, health and social matters until December 31, 2025.  Decree 70/2023 aims to lay the groundwork for a profound state reform, including the privatization of numerous state-owned enterprises.  To this end, Decree 70/2023 repeals several laws related to state intervention in the economy, such as the “Gondolas” Law No. 27,545 (and its amendments), the Supply Law No. 20,680 (and its amendments), Observatory of Prices Law No. 26,992 (and its amendments), and State Enterprises Law No. 20,075 (and its amendments), with the goal of liberalizing trade, services, and industry, and eliminating restrictions on the supply of goods and services which distort market prices.

In this line, Decree 70/2023 contemplates significant changes for the country’s aeronautical policy with the objective of further developing the aeronautical industry and promoting free competition in the market.  See “Argentina—Our Airports in Argentina—Aeronautical Policy.”

Furthermore, Decree 70/2023 amends various legal frameworks, including the Civil and Commercial Code of the Nation, reinforcing freedom of contract, the principle of party autonomy, and the legality and enforceability of contracts in foreign currency; the Customs Code, liberalizing foreign trade; the Labor Contract Law, flexibilizing individual and collective labor relations; the health system, facilitating the hiring of social works and prepaid health services; and the credit card regime, eliminating the caps applicable to fees and interest rates.

Decree 70/2023 came into effect on December 29, 2023.  However, in accordance with the provisions of Law No. 26,122, the Permanent Bicameral Commission of the Congress must submit a report to each chamber of congress regarding the validity or invalidity of the Decree 70/2023, assessing the decree’s compliance with the constitutionally established, formal and substantial requirements for its issuance within 10 days. Once this term has expired, if the Bicameral Commission has not issued an opinion, the Chambers of Deputies and Senators may deal with the DNU directly. With the deadline met, on March 14, 2024, Decree 70/2023 was rejected by the Senate. However, in accordance with Law No. 26,122, Decree 70/2023 will only become ineffective if it is expressly rejected by both legislative chambers. To the date of this annual report, the Chamber of Deputies has not set a date for deliberating on the approval or rejection of Decree 70/2023.

In addition, since its issuance by the Executive Branch, Decree 70/2023 has faced numerous challenges regarding its constitutionality, leading to the filing of several injunctions before the national labor courts and the federal courts, among others.  As of the date of this annual report, some of these injunctions have been accepted by the relevant courts, and various precautionary measures with diverse effects and scopes have been granted.  For example, the Confederación General del Trabajo (“CGT” for its Spanish acronym) and the Central de Trabajadores y Trabajadoras de Argentina (“CTA” for its Spanish acronym) requested the suspension of the applicability of Title IV “Labor” of Decree 70/2023.  Both injunctions were granted by the Chamber of Labor Appeals.  Additionally, the National Chamber of Appeals in Civil and Commercial Federal accepted an action filed against Decree 70/2023, as a collective injunction.  In that case, the claimant seeks to maintain the validity of sections 5, g) and 17 of Law 26,682/2011, linked to the price of the installments of prepaid medicine contracts.  As to the date of this report, no measure has been issued yet.  Furthermore, the Province of La Rioja requested before the Supreme Court the issuance of a precautionary measure suspending the effects of Decree 70/2023 and instructing the Executive Branch not to apply any of its provisions until the definitive resolution of the present case, which, as of the date of this annual report, has not been granted.

Simultaneously, through Decree 76/2023, the Executive Branch convened extraordinary legislative sessions to address, among other issues, an omnibus bill “Bases y Puntos de Partida para la Libertad de los Argentinos” which proposes to deepen the reforms introduced by Decree 70/2023.  In this context, it reaffirms the declaration of the state of public emergency until December 31, 2025, extendable by the Executive Branch for two additional years.  Likewise, during the emergency, the project proposes the delegation of legislative powers to the Executive Branch, in accordance with article 76 of the National Constitution.  Similar to Decree 70/2023, the bill proposes a comprehensive reform of the state and a strong deregulation of the economy.  As of the date of this annual report, the bill has not been passed by the Congress.

As of the date of this annual report, there is uncertainty regarding the impact that these measures and any other future measures of the new government may have on the Argentine economy in general and on the aeronautical and infrastructure sectors in particular.  We believe that the effect of economic liberalization will be positive for the country’s business environment, but we cannot predict such effects with certainty.

Several measures proposed by the new government have generated political and social unrest, which may hinder the new administration from implementing these measures as proposed.  Since the ruling party does not have its own quorum in either chamber of Congress, the new government will need to seek alliances and political support from other parties, to obtain approval for its proposals.  This increases uncertainty regarding the new government’s ability to approve any measures it intends to implement.

The political uncertainty as well as the consequences of the new policies adopted in Argentina concerning the Argentine economy could adversely affect our operating results in Argentina, and, consequently, our financial position.

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

Over the last years, Argentina has experienced a period of severe political, economic, and social crises, which have caused a significant economic contraction and have led to radical changes in government policies.  Among other things, the crises resulted in Argentina defaulting on its sovereign foreign debt obligations, a significant devaluation of the Argentine peso and ensuing inflation, and the introduction of emergency measures that affected many sectors of the economy.  Likewise, the decline in international demand for Argentine products, the lack of stability and competitiveness of the Argentine peso against other currencies, the decline in confidence among consumers and foreign and domestic investors, and the higher rate of inflation and future political uncertainties, among other factors, have affected the development of the Argentine economy.

The former administration adopted several economic and policy reforms aimed at stabilizing the economy.  For instance, as of the date of this annual report, the Argentine Government has entered into a Stand By Agreement with the International Monetary Fund (“IMF”) for an aggregate outstanding amount of U.S.$40.6 billion.

In March 2023, continuing with the restructuring of the Argentine Government debt, the Ministry of Economy announced a new exchange of bonds and Treasury bills denominated in Argentine pesos with maturities in the short term, which obtained a 64% support.

In June 2023, the renewal of the currency swap between China and Argentina was finalized and a gradual extension to U.S.$10 billion was agreed.  In July 2023, the Andean Development Corporation (“CAF”) approved a bridge loan to Argentina in the amount of U.S.$1.0 billion to cover the debt until the IMF board approves the refinancing of the program.

In August 2023, the government announced that Qatar granted a special drawing rights loan to Argentina for the equivalent of U.S.$770 million. In addition, Argentina obtained approval of the fifth and sixth reviews of the agreement signed with the IMF for a U.S.$7.5 billion disbursement.  The new administration made a first payment for U.S.$960 million to the IMF through a loan granted by the Development Bank of Latin America.  Notwithstanding the foregoing, the new Minister of Economy, Luis Caputo, announced that he intends to renegotiate the terms of the agreement with the IMF.

Although these restructuring and reprofiling processes have been successful, it cannot be assured that Argentina will be able to comply with the commitments assumed with these creditors within the framework of such processes.  It is also not possible to assure what the foreign policy of the new administration will be, or what relations with the creditors and foreign investors of the country will look like.  Under such terms, if the Argentine Government fails to comply with the agreed covenants and fiscal and economic goals, Argentina might once again fall into default and, in turn, the country’s financial and economic situation might be adversely affected.

The aeronautical policy reforms proposed by the Decree 70/2023 may affect our business and result of operations.

Decree 70/2023 introduces significant changes to the aeronautical policy of the country and attempts to develop the aeronautical industry and promote free competition in the market.  The main changes provided by Decree 70/2023 are the following:

●	Decree-Law No. 12,507/56 (national policy on aeronautics), Law No. 19,030 (national policy for air transport), and Decree No. 1654/02 (on the emergency of air transport), were repealed;
●	civil commercial aviation is deemed an essential service;
●	the aeronautical authority shall regulate and oversee airport services (defined as all services provided within an airport, excluding air navigation services), based on the principles of ensuring safety, free competition, and market access (however the airport services captured by the AA2000 Concession Agreement and those airport services subject to the supervision of ORSNA are not modified by Decree 70/2023 and remain unchanged as of the date of this annual report);
●	ramp services in general are classified as essential airport services;
●	both manned and unmanned aircrafts are considered devices or mechanisms capable of navigating in airspace and suitable for transporting people or goods;
●	operation of air commercial activities by foreign flag companies would be subject to prior clearance and must comply with international rules and agreements to which the Argentine Republic is a party;
●	air transport services will no longer be subject to concession by the Executive Branch but only to authorization; moreover, the Argentine Aeronautical Code no longer expressly requires a prior public hearing for their granting;
●	individuals operating domestic air transport routes are no longer required to be Argentines (a legal domicile in the country would suffice for these purposes);
●	the requirements established for companies providing domestic air commercial services under which, at least more than 50% of the partners must be Argentine with legal domicile in the country, were abrogated;

●	to ensure a proper balance between the interests of passengers and carriers, the aeronautical authorities shall issue regulations regarding passenger rights and their protection; and
●	Laws No. 26,412 and 26,466 were amended enabling the transfer of shares of Aerolíneas Argentinas S.A. and Austral Líneas Aéreas – Cielos del Sur S.A., and their controlled companies, to the employees of these companies under an Employee Ownership Program.

Additionally, the amendments proposed by Decree 70/2023 require further regulation by the Argentine ANAC (as defined herein), the Secretary of Transportation and other regulatory bodies.  We cannot predict what such further regulation may entail.  As of the date of this annual report, we cannot predict how the changes proposed by Decree 70/2023 or how further regulation from the aeronautical regulatory bodies may affect our business and our results of operations. Regarding the potential repeal by Congress of Decree 70/2023, please see “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Political events and political measures taken in Argentina could affect the country’s economy and the aeronautical sector in particular.”

The emergency declared by Decree 70/2023 and the new measures that the new administration might implement, could adversely affect our business and result of operations.

The emergency declared by Decree 70/2023 is intended to stabilize the economy, achieve significant deregulation of economic activity and minimize government intervention.  As of the date of this annual report, we cannot predict the impact of the measures that may be adopted under the state of emergency either at the federal or provincial level, or the effect that such measures may have on the Argentine economy and Argentina’s ability to meet its financial obligations, which could adversely affect our business, financial condition and results of operations.  In addition, we can give no assurance that economic, regulatory, social and political developments in Argentina will not affect our business, financial condition or results of operations. Regarding the potential repeal by Congress of Decree 70/2023, please see “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Political events and political measures taken in Argentina could affect the country’s economy and the aeronautical sector in particular.”

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

The prior administration and the Argentine Central Bank implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market.  Those measures include, among others:  (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident shareholders; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate all the proceeds of their exports of goods and services and to settle them in pesos, in the local exchange market; (iv) limitations on the transfer of securities into and from Argentina; (v) restrictions on the payment of imports of goods and services; (see “—AA2000’s foreign financial indebtedness and debt denominated in foreign currency with access to the Foreign Exchange Market could be affected by the mandatory refinancing regime enacted by the Argentine Central Bank”); and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency (the so called “PAIS Tax”).

Although the new administration stated its intention to deregulate the economy and allow the free flow of foreign currency, exchange controls on the inflow and outflow of foreign currency funds are still in force, due to the low level of reserves of the Argentine Central Bank (the “BCRA” for its acronym in Spanish).  In line with the restrictions in force during the prior administration, the BCRA’s new regulations established limitations on the flow of foreign currency into and out of the Foreign Exchange Market (the “MULC” for its Spanish acronym), with the purpose of stabilizing the Argentine economy.

As of the date of this annual report, subject to certain requirements, the BCRA regulations grant access to the MLC to repay principal or interest (at maturity) on foreign financial indebtedness as well as new commercial debt corresponding to imports of goods and services incurred from December 13, 2023, provided that advance payments are subject to BCRA’s prior clearance, unless certain exceptions are met.  In turn, the stock of commercial debt corresponding to imports of goods and services is subject to BCRA’s prior clearance, unless certain exceptions are met.  Similarly, the BCRA designed a scheme of issuance of dollar-denominated notes (“BOPREAL”) with the intention to regularize the significant level of outstanding commercial debt owed by Argentine importers (which as of January 24, 2024 amounted to U.S.$.42.6 billion).  On January 31, 2024, the allocation of BOPREAL Series 1 was completed, reaching the maximum available amount for this series of U.S.$5.0 billion.  AA2000 had subscribed an aggregate amount of U.S.$1,083,470 of BOPREAL Series 1.  Additionally, on February 22, 2024, the allocation of BOPREAL Series 2 was also completed, reaching the maximum amount of U.S.$2.0 billion offered under this Series.  The offering of BOPREAL Series 3 is currently ongoing, which has an offering maximum amount of up to U.S.$3.0 billion.

In addition, the BCRA issued regulations allowing micro, small and medium enterprises registering outstanding commercial debt for an amount less than or equal to U.S.$500,000 to access the MLC to cancel their debts with foreign suppliers according to a schedule to access the MLC subject to certain caps and maximum amounts.  The BCRA also established that this micro, small and medium enterprises will have priority to subscribe the BOPREAL Series 2.

There can be no assurance that the BCRA or other government agencies will not increase or relax such controls or restrictions, make modifications to these regulations, impose mandatory refinancing plans related to our indebtedness payable in foreign currency (as established in the past), establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders.  Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions.  Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits.  Due to the high levels of inflation, employees and labor organizations are demanding wage increases.  In the past, the Argentine Government enacted laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees.  Pursuant to Resolution No. 15/2023 of the National Council for Employment, Productivity and the Minimum Adjustable Wage, issued on September 29, 2023, the adjustable minimum wage was increased as follows:  (i) on October 1, 2023, to AR$132,000; (ii) in November 2023, to AR$146,00061,953; and (iii) in December 2023, to AR$156,000 (minimum amount to be maintained until a new update is approved).

In the future, the Argentine Government could take new measures requiring salary increases or additional employee benefits, and the labor force and labor unions may demand employers to implement those measures.  Increases in wages or employee benefits could result in added costs and adversely affect our results of operations in Argentina.

Increased public expenditures could result in long-lasting adverse consequences for the Argentine economy.

In recent years, the Argentine Government has substantially increased public expenditures.  In November 2023, public sector expenditures increased by 113.1% as compared to November 2022, the Argentine Government reported a primary fiscal deficit of 2.9% of the gross domestic product (“GDP”), according to the Argentine Ministry of Treasury.  Although the new administration has stated its intention to implement sharp cuts in public expenditures and public debt, there are no assurances that the new administration will not face resistance from Congress, convince stakeholders of its proposed changes, and, consequently, be able to implement its plans and reforms. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

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

The Argentine economy continues to be vulnerable to external shocks that may be generated by adverse events in the region or globally.

Changes in social, political, regulatory, or economic conditions in Argentina’s principal trading partners or in foreign trade laws or policies may generate uncertainty in international markets and have a negative effect on standalone economies, including the Argentine economy, which may, in turn, have a negative impact on our operations.

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

The Argentine peso has suffered and may continue to suffer devaluation against the U.S. dollar.  Despite the positive effects of the decline of the Argentine peso on the competitiveness of certain sectors of the Argentine economy, it can also have far-reaching negative impacts on the Argentine economy and on businesses and individuals’ financial condition.

Exchange rate uncertainty intensified during the electoral scenario.  After the primary elections a 20% depreciation of the peso against the U.S. dollar took place.  Among its first measures, the new administration implemented a devaluation of the peso against the U.S. dollar of around 118% approximately (from AR$366 per U.S.$1 to AR$800 per U.S.$1.00) aiming to reduce the significant gap between the official exchange rate and the implicit exchange rate applicable to the blue-chip swap transactions (the alternative mechanism to outflow foreign currency abroad) which by the time the new administration took office was around 157,6% and was reduced to 50% as of January 31, 2024.

As of December 31, 2023, the official exchange rate was AR$808.45 to U.S.$1.00.  A significant increase in the value of the peso against the U.S. dollar also presents risks to the Argentine economy.  If the peso continues to depreciate, all of the negative effects on the Argentine economy related to such depreciation could resurface, which could result in a material adverse effect on our financial condition and results of operations due to our financial commitments in U.S. dollars.  A significant real appreciation of the peso would adversely affect exports, which could have a negative effect on GDP growth and employment, as well as reduce Argentine public sector revenues by reducing tax collection in real terms, given its high dependence on taxes and exports.

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

Inflation has materially undermined, and in the future may continue to undermine, the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth.  In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy, and food prices, among other factors.  According to the most recent publicly available information, the inflation rate was 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023.

The prior administration, through the Ministry of Economy and the BCRA, adopted several measures to deaccelerate inflation and control the devaluation of the Argentine peso against the U.S. dollar.  These measures included, among others:  (i) restrictions on the access of individuals and entities to the MLC; (ii) taxation to certain operations which imply acquisition of foreign currency (the PAIS tax); (iii) negotiations with creditors in order to restructure the Argentine external debt; and (iv) price freezes on hundreds of products.  Nevertheless, the Argentine economy continued to experience high levels of inflation.

In an attempt to manage inflation, the new administration has eliminated price controls implemented by the prior administration, in order to allow prices in the economy to be determined by supply and demand.  However, the foreign exchange controls remain in place due to the lack of BCRA’s reserves.  In addition, certain prices, such as public transportation and public services tariffs, will be subject to progressive deregulation, to ease transition and prevent social turmoil.

We cannot predict whether the measures announced by the new administration will reduce high inflation rates.  If inflation is not controlled, high inflation could undermine Argentina’s foreign competitiveness by diluting the effects of the depreciation of the Argentine peso, negatively affecting the level of economic activity and employment, and undermining confidence in Argentina’s banking system, which could further limit the availability of domestic and international financing to businesses.  Furthermore, a portion of Argentina’s sovereign debt is subject to adjustment by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), a currency index that is strongly related to inflation.  Therefore, any further significant increase in inflation could cause an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could aggravate pressures on the Argentine economy.  If inflation remains high or continues to increase, Argentina’s economy may be negatively affected, and our results of operations could be materially affected.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina.  Argentina ranked 98 of 180 in Transparency International’s 2023 Corruption Perceptions Index, and 126 of 190 in the 2020 Ease of Doing Business Report of the World Bank.

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

The master plan for the period 2014 through 2029 was approved by the Italian Civil Aviation Authority (“ENAC” for its Italian acronym) in November 2015, by the Italian Ministry of the Environment in December 2017 and by the Italian Ministry of Infrastructures and Transport in April 2019.  However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other local municipalities, such approval was repealed through judgment No. 793.  On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement.

On February 14, 2020, TA has been notified by the Council of State that the appeal has been rejected.  Therefore, we received the obligation to undertake a new procedure regarding the environmental compliance of the Florence airport master plan.  During 2022, a project review of the master plan was performed and the investments forecasts (traffic and infrastructures) were defined until 2035 (the “2035 TA Master Plan”).  In October 2022, TA initiated a public debate process as required under applicable law which concluded on February 6, 2023.  The 2035 TA Master Plan was presented to ENAC on March 2023 and received its technical approval in May 2023.  In June 2023, ENAC asked the Italian Ministry of the Environment to apply the “Integrated Environmental Procedure” (both, Environmental Impact Assessment and Environmental Strategic Assessment) as permitted by local statutes.

The first phase of the Integrated Environmental Procedure (called scoping) was carried out during 2023 and was concluded in January 2024 (with minutes from the National Committee EIA-EAS issued on December 29, 2023).  The second phase of such procedure should start in April 2024 and should be concluded by the summer of 2024.  The permit/authorization process is expected to start in autumn 2024 and will be concluded by the end of 2024, allowing the start of the construction phase.

Our ability to increase revenues and profits derived from the operation of the Florence Airport may be adversely affected if the 2035 TA Master Plan is rejected or its approval is delayed.

The exercise of the special powers of the Italian Government may restrict our ability to transfer, or take certain corporate actions in respect of, our shareholding in TA or restrict the ability of investors to acquire a significant stake in our share capital.

Certain regulations concerning legal restrictions on transfer of assets of strategic national importance may apply to us, as controlling shareholder of TA, the operator of our Italian Airports (as defined herein).

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree 21/2012”), as converted with amendments into Law No. 56 of May 11, 2012, and subsequently amended from time to time, which granted the Italian Government special powers (the “Golden Powers”), could be triggered in the event that:  (i) we attempt to transfer our shareholding in TA and/or the Italian Airports to a third party; or (ii) a stake of TA’s share capital is transferred to a third party in the future; or (iii) TA’s corporate bodies attempt to approve and/or implement certain resolutions, acts or transactions resulting in changes to the ownership, control, or availability of the assets of TA (including, inter alia, mergers, demergers, establishment and enforcement of security interests over shares/assets of TA).

Below is a description of the procedure that would apply in such a case.  As of the date of this annual report, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree 21/2012.

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating, inter alia, in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers.  Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector.  In particular, these provisions state that, in relation to companies that own one or more of such strategic assets, the Italian Government may:

●	veto any resolutions, acts and transactions that would (i) result in a change of ownership, control, or purpose of such assets, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety (Article 2, paragraph 3);

●	impose conditions requiring certain buyers to provide guarantees in any purchase, (Article 2, paragraph 5), if such a purchase poses a serious threat to public interest (Article 2, paragraph 6); and
●	oppose to the purchase, if such a purchase entails exceptional risks to the protection of public interest, which cannot be mitigated by the buyer providing the guarantee (Article 2, paragraph 6).

Article 2 of the Decree of the President of the Council of Ministers No. 180 of December 23, 2020, has identified airports as “strategic assets.”  Therefore, the Italian Airports are subject to these Decrees.

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

However, it should be noted that in 2023 the operation (still ongoing) regarding the new financing for investments in the Pisa Airport and the refinancing of previous TA’s debts was submitted to the Italian Government.  The Italian Government gave its consent for these transactions.

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

Moreover, on September 14, 2019, Receita Federal (Brazilian Tax authority) identified the mentioned payments and considered those did not have a proper purpose, therefore, imposed a R$1.3 million fine on ICAB.  ICAB is contesting the fine through an administrative procedure.  The outcome of this procedure is still uncertain.

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

Under the Brazilian Concession Agreements for the operation of the Brasilia Airport, we are obligated to pay an annual fixed concession fee which is adjusted by inflation.  Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting.  Following a revision of the interest rate of discount, we now measure the liability at an amortized cost utilizing a discount rate of 6.81% (real), which is the regulatory weighted average cost of capital (“WACC”) applicable at the time we entered into the Brasilia Concession Agreement.  Any change in the current discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period.  During the years ended December 31, 2022, 2021 and 2020, we recognized losses of U.S.$101.2 million, U.S.$108.8 million and U.S.$69.7 million, respectively, relating to these effects.  See Note 23 to our Audited Consolidated Financial Statements.  We expect the accretion described above to occur in a similar magnitude in the next several years.

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

Furthermore, if the injunction is cancelled or lifted, ICAB will be in automatic default under the BNDES Refinancing (as defined below).  See “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazilian Refinancing Transactions.”  Upon such default, BNDES would be entitled to request the guarantors of the Brasilia airport indebtedness to post additional collateral as security of the obligations assumed thereunder.  If such additional collateral is not timely and adequately posted, BNDES could declare all amounts due and payable, which would affect our results of operations and liquidity.

Regarding the concession fee for the year ended December 31, 2022, a partial payment of R$81.6 million (approximately U.S.$15.3 million) was made through the application of re-equilibrium credits.  With respect to the remainder of such concession fee, on November 21, 2022, ICAB made an offer to the Ministry of Infrastructure to pay through the delivery of federal bonds, which is in process of analysis by the Ministry.  In December 2022, the Ministry issued an Official Letter confirming that while the Federal bonds are being analyzed, ICAB will be deemed to be in compliance with its obligations.

The commercial area at the Brasilia Airport may not attract the numbers of customers we anticipate, which would ultimately affect our results of operations.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an area with commercial offerings within the airport.

On December 13, 2019, ICAB entered into a lease agreement with a leading Brazilian real estate group pursuant to which such group agreed to build and develop, with its own capital, a new shopping center of approximately 350,000 square feet of gross leasable areas.  If this project fails to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

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

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades.  Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies.  The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5802 per U.S. dollar on December 31, 2021, R$5.2174 per U.S. dollar on December 31, 2022, and R$4.8410 per U.S. dollar on December 31, 2023, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

Uruguay

A deterioration in the economic conditions of our neighboring markets, particularly Argentina has the potential to affect the number of passengers at our Uruguayan airports mainly Punta del Este airport.

The number of passengers and cargo volume at the airports in Uruguay is primarily a fraction of the number of passengers coming from or going to Brazil and Argentina.  Passengers and cargo volume at our Uruguayan airports are also a reflection of the economic situation of Brazil and Argentina.  The state of affairs in Argentina, particularly in relation to its economy and with respect to foreign exchange restrictions, could negatively impact the number of passengers and consequently affect our operation and financial results mostly at the Punta del Este Airport.

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

On May 17, 2023, former president Mr. Guillermo Lasso dissolved congress and called for presidential elections.  On November 23, 2023, Mr. Daniel Noboa was elected as new president of Ecuador, and on January 8, 2024, Mr. Noboa declared a state of emergency for a term of 60 days.  The state of emergency, together with the political, economic and social crisis in Ecuador, could negatively affect activity at our Ecuadorian airports and ultimately our business, results of operations and financial condition.

Armenia

The ongoing war between Russia and Ukraine has and will likely continue to disrupt or impact the flights schedules and supply chains, which could affect our results of operation.

It is not clear how long the ongoing war between Russia and Ukraine will last.  Such conflict has, and will likely continue to, disrupt supply chains, and cause changes in the flights schedule.

While it is difficult to anticipate the indirect impact that the war between Russia and Ukraine or the sanctions announced to date may have on our business, any additional sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures taken by Russia, such as restrictions flights from and to Russia and Armenia, could have an adverse impact on our business, results of operations and financial condition.

Furthermore, the war in the Middle East continues to escalate and even if future developments are unpredictable, any escalation in international hostilities could have a negative impact on us too.  For example, a conflict with Azerbaijan could negatively affect our operations.

Even though the Armenian authorities announced that they are going to proceed with constitutional reforms and that they continue the negotiations to reach a peace treaty where the US is acting as active mediator, there have been some aggressive statements coming from Azerbaijan which could affect our operations in case they hinder the execution of the peace treaty.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2023. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our common shares. Furthermore, we are committed to invest considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our ability to pay dividends is restricted under Luxembourg law

Our articles of association and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders meeting to approve any dividend distribution, except as set forth below.

Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including, among other things, a share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the board of directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior financial year’s accumulated losses, the amounts to be set aside for the reserves required by Luxembourg law or by our articles of association for the prior financial year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

We are a holding company, and our subsidiaries conduct all of our operations.  We own no material assets other than the equity interests in our subsidiaries.  As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us.  The ability of a subsidiary to make these distributions could be affected by covenants included in most of the concession agreements in which we act as concessionaires, such as the AA2000 Concession Agreement, the Uruguayan Concession Agreements, the Armenian Concession Agreement, the Italian Concession Agreements, and the Brazilian Concession Agreements, or by the financing agreements we have entered into, or by the law and regulation in force in their respective jurisdictions of incorporation, including, for example, foreign exchange controls on the inflow and outflow of foreign currency flows. See “Item 3 Key Information—Risk Factors— Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.”  See also “Item 5 Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”  If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends.  We do not intend to seek to obtain funds from other sources to pay dividends.

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

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period of up to five years following the publication of the deed granting such authorization on the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations (RESA)) which period may be renewed for one or several periods of up to five years. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including, among other things, a share premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the requirements set forth under Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

●	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the two largest airports, the Ministro Pistarini International Airport ( or the Ezeiza Airport as previously defined in Item 3.D.), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), located in Buenos Aires.
●	In 2001, as part of the Aeropuertos del Neuquén S.A. (“NQN”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.
●	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.
●	In 2003, in a public auction conducted by the Uruguayan Government, we purchased the shares of Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”) in Carrasco, Uruguay, located 19 kilometers from downtown Montevideo, Uruguay’s capital.
●	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.
●	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.
●	In 2008, in a private transaction, we acquired all of the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.
●	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.
●	In 2011, as part of the consortium AAP, we were awarded the concession to operate six principal airports in southern Peru (the “AAP Airports”).
●	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A. (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.
●	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.
●	In 2012, pursuant to an agreement between AA2000 and the Argentine province of Santiago del Estero, we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina, which pursuant to ORSNA’s Resolution No. 27/2021 has also been incorporated into the AA2000 Concession Agreement.
●	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.
●	In 2012, we formed A.C.I. Airports International S.à r.l. to hold, either directly or indirectly, our interests in various companies that own our airport concessions.

●	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through a number of private acquisitions with former shareholders as well as the consummation of two public tender offers. In 2015, we merged the two companies that operated the Italian Airports to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) and of which we own 46.71% of the issued and outstanding common stock. The concessions for the Pisa Airport and the Florence Airport have been transferred to TA.
●	In 2014, we executed an amendment to the concession agreement of the Carrasco Airport extending the term by 10 years to 2033.
●	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.
●	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.
●	On February 1, 2018, we completed our initial public offering, in which we and the Majority Shareholder sold an aggregate of 28,571,429 common shares to the public.
●	In 2018, by means of two separate transactions, we acquired an additional 11.08% interest in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.
●	In 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.
●	In 2018, we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years.
●	In June 2019, we executed an amendment to the Punta del Este Concession Agreement extending the concession term for additional 14 years, until March 31, 2033.
●	In July 2020, the Italian Government passed a law in relation with the COVID-19 pandemic emergency measures, granting a two-year concession extension for airport operators.
●	In November 2020, we executed an irrevocable amendment for the termination Natal Airport concession.
●	In December 2020, we executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years, until February 13, 2038.
●	In July 2021, we executed an amendment to the TAGSA Concession Agreement extending the concession term for additional two years, until July 27, 2031.
●	In October 2021, the amendment of the Neuquén Airport Concession Agreement with the Argentinian Government was approved, extending the concession through 2026.
●	In November 2021, we executed an amendment to the Carrasco Concession Agreement (the “Amended Carrasco Concession Agreement”) extending the concession term for additional 20 years, until 2053 and incorporating the following six new airports to the scope of the Carrasco Concession Agreement (the “Uruguay New Airports”): Aeropuerto Internacional de Rivera, the Aeropuerto Internacional de Salto, the Aeropuerto Internacional de Carmelo, the Aeropuerto Internacional de Durazno, the Aeropuerto Internacional de Melo and the Aeropuerto Internacional de Paysandú.
●	In December 2021, we transferred our 50% ownership in AAP to Andino Investment Holding S.A. Following this transaction, Andino Investment Holding S.A. now owns 100% of AAP. Therefore, as of the date of this annual report, we no longer operate the airports under the AAP Concession Agreement.

●	In November 2022, we were notified that the consortium formed by the Company, Mota Engil Africa and Mota Engil Nigeria, was selected as preferred bidder for the Nnamdi Azikiwe International Airport (NAIA) Abuja, and Mallam Aminu Kano International Airport (MAKIA) Kano, both located in Nigeria, Africa.
●	On December 30, 2022, TA completed the sale of 80% of the share capital of Toscana Aeroporti Handling (“TAH”) to Alisud S.p.A. for €750,000 (the “disposal of the handling business”). The transaction includes an option for TA to exercise, starting from January 1, 2025, a sell option for the remaining 20% share of TAH’s share capital to Alisud for a price of €250,000. In addition, when the performance targets set by TAH’s business plan are achieved, Alisud will pay an additional earn-out price of at least €200,000 to TA.
●	On December 31, 2023, ICASGA was absorbed by ACI do Brasil S.A. (in which we hold 99.99% of the equity interest and the remaining 0.01% is held by the Majority Shareholder).

The following table lists our concessions by country, together with their commencement date and extension details (if any):

		CAAP					Current
		Effective		Number of	Concession		Concession	Extension
Country	Concession	Ownership		Airports	Start Date		End Date	Details
Argentina	AA2000	82.7%		35	1998		2038	—
	NQN	75.5%		1	2001		2026
	BBL	82.6%		1	2008		2033	Extendable for 10 years(1)
Italy	TA (SAT)(2)	46.7%		1	2006		2048
					(2014)	(3)		—
	TA (ADF)(2)	46.7%		1	2003		2045
					(2014)	(4)		—
Brazil	ICASGA	99.9	%(5)	1	2012	(6)		—(7)
	ICAB	51.0%		1	2012		2037	5 years, extendable for additional 5 years if required to reestablish economic equilibrium
Uruguay	Puerta del Sur(8)	100%		7	2003		2053	—
	CAISA	100%		1	1993		2033(9) (10) (11)
					(2008)			—
Ecuador	TAGSA	50.0%		1	2004		2031	—
	ECOGAL	99.9%		1	2011		2026	—
Armenia	AIA	100%		2	2002		2032	Option to renew every 5 years
(1)	Subject to certain terms and conditions, including governmental approval.
(2)	Both SAT and ADF have merged with TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest.
(3)	We began operating the Pisa Airport in 2014.
(4)	We began operating the Florence Airport in 2014.
(5)	Our effective ownership is 99.98%.
(6)	The concession for the Natal Airport was awarded in August 2011, which became effective in January 2012. The Natal Airport began operating in June 2014.
(7)	In November 2020, we executed an amendment for the termination of the Natal Airport concession. As of the date of this report, we no longer operate the Natal Airport.
(8)	Includes the Uruguay New Airports, which were incorporated to the Carrasco Concession Agreement by means of the amendment executed in November 2021.
(9)	We acquired the shares of CAISA in 2008.
(10)	We began operating the Punta del Este Airport in 2008, the amendment to the concession agreement approving the extension of the Punta del Este Concession Agreement was executed on June 28, 2019.
(11)	Renewable at our sole discretion for an indefinite number of 5-year extension periods.

B.BUSINESS OVERVIEW

Overview

We acquire, develop, and operate airport concessions. We are a leading private airport operator in the world. As of the date of this annual report, we operate 52 airports globally in Latin America, Europe, and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the environments and geographies in which we operate by acquiring airport concessions in Armenia, Uruguay, Ecuador, Brazil, Italy, and additional concessions in Argentina.

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

Argentina is our largest and longest established market where we operate and manage 37 of the 56 airports in Argentina’s national airport system, including the Argentina’s two largest airports, Ezeiza and Aeroparque. In each year since we acquired the rights under the AA2000 Concession Agreement, our airports in Argentina have handled over 95.6% of Argentina’s total commercial passenger traffic.

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

Our concession agreements establish or otherwise regulate the rates that we may charge to aircraft operators and passengers for aeronautical services. We charge each departing passenger a fee for the use of our airports which varies depending upon whether the passenger’s flight is an international, regional, or domestic flight, and whether the passenger is in transit or not. Some of our concession agreements also allow us to charge additional fees to passengers for services such as enhanced security measures and reduced mobility assistance, among others. We charge customers our aeronautical fees for aircraft landing and parking, which depend on whether the flight is international or domestic, the maximum take-off weight of the aircraft, the time slot and take-off time, among other factors. International fees are generally higher than domestic or transit fees.

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

Our Concession Agreements

Our business consists of acquiring, developing and operating airport concessions, which are granted by governmental authorities for a limited period of time.  There are three different concession models within our portfolio:  single till model in Argentina (AA2000) and Armenia, dual till model in our Italian airports and inflation-based model in our Ecuador, Uruguay and Brazil airports.

●	Single till model: a certain return shall be achieved over the life of the concession, and for the calculation, all revenues (aeronautical and commercial) as well as operating expenses and capital expenditures are considered. In order to achieve economic equilibrium, the regulator can adjust passenger and aircraft tariffs, reduce concession fees, reduce capital investment commitments, or a combination thereof.
●	Dual till model: which provides a guaranteed return in connection with its aeronautical activities. Only aeronautical revenues are considered to cover aeronautical operating expenses and capital expenditures. There is an established WACC for the regulated part of the business.
●	Inflation based model: there is no guaranteed return for the concession, and tariffs adjust on an annual basis, considering domestic inflation or a combination between domestic and US inflation.

Main Operations and Financial Consolidated Metrics

For the year ended December 31, 2023, we had total consolidated revenue of U.S.$1.4 billion, net income from continuing operations of U.S.$226.5 million, Adjusted EBITDA of U.S.$677.7 million and Adjusted EBITDA excluding Construction Services of U.S.$671.3 million, and our airports handled 849,473 total aircraft movements and served 81.1 million total passengers (of which approximately 35.0% were international, approximately 56.3% were domestic and approximately 8.8% were transit passengers).  For the year ended December 31, 2022, we had total consolidated revenue of U.S.$1.4 billion, net income from continuing operations of U.S.$165.6 million, Adjusted EBITDA of U.S.$456.7 million and Adjusted EBITDA excluding Construction Services of U.S.$454.8 million, and our airports handled 738,211 total aircraft movements and served 65.6 million total passengers (of which approximately 32.5% were international, approximately 57.6% were domestic and approximately 9.8% were transit passengers).  For the year ended December 31, 2021, we had total consolidated revenue of U.S.$0.7 billion, net loss from continuing operations of U.S.$159.8 million, Adjusted EBITDA of U.S.$149.3 million and Adjusted EBITDA excluding Construction Services of U.S.$147.0 million, and our airports handled 497,189 total aircraft movements and served 35.7 million total passengers (of which approximately 23.1% were international, approximately 63.1% were domestic and approximately 13.8% were transit passengers).  See “Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations.”

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

The table below shows passenger traffic (in thousands) as reported by our subsidiaries:

	Passenger traffic
	International	Year Ended	Year Ended	Year Ended
	or national	December 31,	December 31,	December 31,
Airport	designation	2023	2022	2021

	(In Thousands)
“Aeroparque Jorge Newbery”	International	15,627.8	12,909.6	4,524.2
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	International	10,826.2	7,513.4	3,196.9
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	2,971.6	2,149.0	717.3
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	2,603.3	2,050.4	1,128.9
Aeropuerto de Mendoza, “El Plumerillo”	International	2,426.1	1,738.5	667.9
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,484.9	1,223.9	545.3
Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	International	1,567.2	1,187.2	422.7
Aeropuerto de Neuquén, “Presidente Perón”	International	1,138.1	898.9	389.4
Aeropuerto de Tucumán, “Tte. Benjamin Matienzo”	International	855.7	718.2	318.3
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	579.3	465.9	188.2
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	221.5	197.0	79.0
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	277.8	174.4	61.7
Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	International	246.6	210.1	93.7
Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	International	599.0	480.8	203.8
Aeropuerto de Resistencia, “José de San Martín”	International	201.2	247.1	72.4
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	321.3	286.2	88.6

	Passenger traffic
	International	Year Ended	Year Ended	Year Ended
	or national	December 31,	December 31,	December 31,
Airport	designation	2023	2022	2021
Aeropuerto de Posadas, “Libertador General D. José de San Martín”	International	409.9	230.9	142.8
Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	International	161.0	129.6	67.7
Aeropuerto Internacional de Formosa, “El Pucu”	International	107.1	88.9	12.4
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	76.1	75.8	24.7
Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	National	240.3	182.2	75.4
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	91.2	68.9	23.8
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	46.1	54.6	24.3
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	207.3	120.7	23.5
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	86.2	65.9	27.9
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	90.4	81.7	38.8
Aeropuerto de Paraná, “General Urquiza”	National	53.1	33.9	11.4
Aeropuerto de Santa Rosa	National	52.0	35.4	19.4
Aeropuerto de San Fernando	International	10.9	47.6	34.4
Aeropuerto de Viedma, “Gobernador Castello”	National	43.3	42.4	18.3
Aeropuerto Termas de Río Hondo	National	14.7	24.7	13.8
Aeropuerto de Río Cuarto, “Área de Material”	National	27.9	31.1	13.6
Aeropuerto de General Pico	National	0.0	0.2	0.2
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	5.9	0.5	0.5
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	National	0.6	2.7	0.1
Aeropuerto de Villa Reynolds	National	0.0	2.4	0.9
Aeropuerto El Palomar	International	0.0	2.2	2.5

Main Operating and Financial Metrics

In Argentina, our main concession is the AA2000 Concession Agreement, which accounted for approximately 42.3 million passengers, or 96.8% of the total 43.7 million total passengers we served during the year ended December 31, 2023.  Approximately 10.8 million of our passengers were at Ezeiza Airport and 15.6 million at Aeroparque Airport.  For the year ended December 31, 2022, the airports under AA2000 Concession Agreement served, approximately 32.7 million passengers, or 96.8% of the total 33.8 million total passengers we served during the year ended December 31, 2022.  Approximately 7.5 million of our passengers were at Ezeiza Airport and 12.9 million at Aeroparque Airport.  For the year ended December 31, 2021, the airports under the AA2000 Concession Agreement served approximately 12.8 million passengers, or 96.6% of the total 13.3 million total passengers we served during the year ended December 31, 2021.  Approximately 3.2 million of our passengers were at Ezeiza Airport and 4.5 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 99.2% of our total revenues, 96.8% of our passengers and 96.4% of our air traffic movements during the year ended December 31, 2023.  On a consolidated basis, AA2000 represented over 45.4% of our consolidated revenues, 52.1% of our total passengers and 52.1% of our air traffic movements during the year ended December 31, 2023.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2023		2022		2021
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$640.6	45.8%	$762.6	55.3%	$362.9	51.3%
Number of passengers (in millions)	43.7	53.8%	33.8	51.5%	13.3	37.2%
Air traffic movements (in thousands)	458.6	54.0%	384.7	52.1%	227.3	45.7%
(1)	We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently indirectly own 82.7% of the ordinary share capital of AA2000, 82.6% of the share capital of Bahía Blanca, and 75.5% of the share capital of Neuquén.

Our Argentina segment had Adjusted EBITDA of U.S.$232.0 million, U.S.$277.9 million, and U.S.$65.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, and had Adjusted EBITDA excluding Construction Service of U.S.$231.9 million, U.S.$277.7 million, and U.S.$65.4 million, for the years ended December 31, 2023, 2022 and 2021, respectively.

AA2000 Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement.”

●	Term: The AA2000 concession agreement started in 1998 and expires in 2038, considering the new concession term after the extension granted by the Argentine Government in December 2020.
●	Concession fee: AA2000 must pay 15% of total revenues excluding construction service to the Argentine State.
●	AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably within 2022 and 2023, and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.
●	Redemption of preferred shares: As established in the agreement for the extension, if AA2000 redeems the preferred shares before March 31, 2022, the amount redeemed can be credited towards the reduction of the phase 1 capex program. In February and March 2022, respectively, AA2000’s board of directors and the shareholders, by means of an extraordinary shareholders meeting, decided to redeem such preferred shares. See “AA2000 Ownership Structure.”
●	Economic equilibrium: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. The economic equilibrium is based on the IRR that is derived from the Financial Projection of Income and Expenses, which considers actual numbers for previous years and ORSNA’s projections for future years. The ORSNA must verify the economic equilibrium on a yearly-basis and adjust the variables in case the IRR is below the target IRR. The adjustments could be made through increasing tariffs, reducing the concession fee or reducing the capital expenditure commitments.

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

As of December 31, 2022, the preferred shares have been fully settled in cash by AA2000. The payments adjusted by inflation since the date of each disbursement amounts to ARS30,476,665,719 (equivalent to approximately U.S.$172.0 million).

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport, the leading airports in the Tuscany region, one of Italy’s most touristic regions. Florence Airport is an important world-class touristic destination serving full-cost carriers, while Pisa Airport has a proven low-cost carriers business model.

Main Operating and Financial Metrics

Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2023, approximately 5.1 million were in Pisa Airport and 3.1 million were in the Florence Airport.  Of the approximately 6.7 million total passengers in the TA airports during the year ended December 31, 2022, approximately 4.5 million were in Pisa Airport and 2.2 million were in the Florence Airport. Of the approximately 2.8 million total passengers in the TA airports during the year ended December 31, 2021, approximately 2.0 million were in Pisa Airport and 0.8 million were in the Florence Airport.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2023		2022		2021
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$133.4	9.6%	$117.2	8.5%	$70.5	10.0%
Number of passengers (in millions)	8.2	10.1%	6.7	10.2%	2.8	7.9%
Air traffic movements (in thousands)	77.9	9.2%	68.9	9.3%	39.6	8.0%

Our Italy segment had Adjusted Segment EBITDA of U.S.$39.1, U.S.$21.2 million, and U.S.$0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$32.9, U.S.$19.5 million, and U.S.$(1.8) million, for the years ended December 31, 2023, 2022 and 2021, respectively.

Italian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Pisa Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Florence Concession Agreement.”

Term: The Florence airport concession started in 2003 and is expected to expire in 2045, while the Pisa concession agreement started in 2006 and is expected to expire in 2048.  Both concession terms include the two-year extension granted by the Italian Government in July 2020, following a law in relation with the COVID - 19 pandemic emergency measures.

Concession fee:  TA is required to pay annual fees, based on a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post.  The canon is to be paid in two separate semi-annual installments, due in July and January of each year.  The value of the minimum canon is adjusted on an annual basis according to inflation.  For the year ended December 31, 2023, TA paid an annual canon of €3.9 million under the Pisa concession and €1.8 million under the Florence concession.  For the year ended December 31, 2022, TA paid an annual canon of €1.4 million under the Pisa concession and €0.5 million under the Florence concession.  For the year ended December 31, 2021, TA paid an annual canon of €1.0 million under the Pisa concession and €0.6 million under the Florence concession.

Operating agreement:  In 2015, ENAC and TA entered into an operating agreement (contratto di programma) which states TA’s obligations regarding, among others, the following items of the Pisa and Florence airports:  airport traffic level forecasts, new construction and extraordinary maintenance works and TA’s performance of the obligations under the four-year intervention plan, as well as its quality and environmental protection plan.

Master Plan: Florence Airport

Currently, this airport cannot service long-haul flights given the short length of its runway.  Additionally, since the runway was built in the direction of the prevailing wind and mainly operates in one-way direction, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions that are rerouted to Pisa Airport (when possible, to avoid passenger loss).  Passengers can also be rerouted to Bologna Airport, if needed.  Plans are underway (project review process) to optimize the infrastructural layout of the airport, including the construction of a new runaway and a new passenger terminal.  The new infrastructure should allow Florence Airport to carry out a sustainable development and reach its full potential and complement Pisa Airport’s offerings.  In 2014, the 2014-2029 Florence airport master plan was defined, and in 2015, it received the technical approval by ENAC.  In March 2015, ENAC started the environmental procedure at the Ministry of Environment and on December 28, 2017, the same Ministry approved the Environmental Impact Assessment (EIA) procedure.  In April 2018, ENAC started the permit procedure under the master plan.  The master plan was also approved by the Infrastructure Ministry in April 2019.

However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other local municipalities, such approval was repealed through judgment No. 793.  On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other national, regional and local authorities, appealed such judgement.  On February 14, 2020, TA was notified of the rejection of the appeal by the Council of State.  Therefore, ENAC (and TA) was forced to re-start the whole administrative process for the approval of the master plan.

During 2022, a project review of the master plan was performed and the new 2035 TA master plan was defined.  In October 2022, TA initiated a public debate process as required under the new applicable law (D. Lgs 50/2016, D.P.C.M. 76/2018).  This process was completed in February 2023, and in April 2023, TA submitted to ENAC the new 2035 Florence airport master plan.  It received the technical approval by ENAC on May 2023, and at the beginning of June 2023 ENAC required the Ministry of Environment to start the new EIA-ESA procedure (a new integrated environmental procedure introduced by law in 2020).  The scoping-phase of the EIA-ESA procedure was concluded in December 2023.  The next integrated assessment-phase is expected to be carried out in 2024 and completion of such process is expected to occur by the end of the Summer 2024.

Once finished the above environmental procedure at the Ministry of the Environment, ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning compliance.  The procedure will be carried out in autumn 2024 and will conclude by the end of November 2024.

Master Plan: Pisa Airport

In connection with the Pisa Airport, on October 24, 2017, ENAC approved and signed our 2014-2028 master plan.  Further investments in capital expenditures will allow the airport to reach between 6.5 and 7.0 million passengers capacity in the short term.  During 2022, we initiated the preliminary works, and during 2023, the construction design for expansion and renovation of the passenger terminal was concluded.  The works will start in the first quarter of 2024.

Economic equilibrium: our Italian airports operate under a dual-till model, that establishes a guaranteed return for the aeronautical activities, based on an established WACC.  Therefore, aeronautical tariffs are adjusted in order to cover for aeronautical operating expenses as well as the allowed remuneration on capital expenditures.

TA Ownership Structure

TA is the result of the merger of Società Aeroporto Toscano (“SAT”), Galileo Galilei S.p.A. and Aeroporto di Firenze S.p.A. (“ADF”) on June 1, 2015, and is headquartered in Florence.  As a result of the merger, CA Italy had a controlling stake of 51.1% of TA.  In 2018, by means of two separate transactions, we acquired an additional 4.50% and 6.58%, respectively, in TA, increasing CA Italy’s ownership to 62.28% of its issued and outstanding common stock.  Later in 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Investment Corporation of Dubai, reducing our ownership in CA Italy to 75% and, consequently, our indirect ownership in TA to 46.71%.

TA is listed on Euronext Milan of Borsa Italiana S.p.A. under the ticker TYA.  The year-end price for 2023 was €11.5 per share, representing a market cap of €214.0 million.  Corporate capital amounted to €30.7 million, which is comprised of 18,611,966 ordinary shares with no nominal value.

Brazil

In Brazil, we operate the Brasilia Airport which is located 12 kilometers (8.5 miles) from downtown Brasilia, Brazil’s capital city. It is the only airport in South America capable of operating two runways simultaneously, which provides the largest runway capacity in Brazil.

The Brasilia Airport is Brazil’s third largest airport in terms of passenger traffic.  Because of its geographic location in the central region of the country and its location in the federal capital of Brazil, the Brasilia Airport is one of the only airports with direct and daily flights to all 26 Brazilian state capitals.  The Brasilia Airport also offers some international routes.

We also operated the Natal Airport, but in November 2020, we executed an irrevocable amendment for the termination of the Natal Concession Agreement.  Pursuant to the terms of the amendment agreement, upon the execution of a new concession agreement with a new operator, an indemnification payment should be made to ICASGA.  On January 18, 2023, the “Tribunal de Contas da União” (TCU), a government-related entity, gave clearance for the government to carry out the tender process for the Natal airport.  On February 8, 2023, the tender documents were published and the auction date was set for May 19, 2023.  ANAC conducted the new bidding process for the airport which was awarded to Zurich Airports.

On December 27, 2023, the Brazilian National Congress enacted a bill enabling a budgetary amendment and approving the payment by the Federal Government of the portion of the indemnification owed to ICASGA and subject to direct payment by the Federal Government.  The other portion of the indemnification, also owed by the Federal Government, was to be paid by Zurich Airports.

After that bill was passed, an amicable process for the termination of the concession to ICASGA was effectively established, and ICASGA lost the right of exploitation of the airport.

On December 28, 2023, ICASGA and ANAC entered into an agreement whereby ICASGA was absorbed by ACI do Brasil S.A.

For bureaucratic and operational reasons, the regulatory legal framework and the concession contract required a reduced operational transition period, during ACI do Brasil S.A. and Zurich Airports shared the operation of the Natal Airport, to ensure operational safety and quality of service to passengers during the transition.  During that period, ACI do Brasil S.A. acted as a transition agent between the granting authority, who granted the right of exploitation to the new concessionaire, and Zurich Airports, which already held the right of exploitation through a valid and effective concession contract.  In consequence, as from the date of this report, we no longer operate the Natal Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2023, of the approximately 17.1 million total passengers in Brazil, approximately 14.9 million were in the Brasilia Airport and 2.2 million were in the Natal Airport.  For the year ended December 31, 2022, of the approximately 15.7 million total passengers in Brazil, approximately 13.4 million were in the Brasilia Airport and 2.3 million were in the Natal Airport.  For the year ended December 31, 2021, of the approximately 12.3 million total passengers in Brazil, approximately 10.5 million were in the Brasilia Airport and 1.8 million were in the Natal Airport.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2023		2022		2021
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$110.6	7.9%	$89.3	6.5%	$58.4	8.3%
Number of passengers (in millions)	17.1	21.1%	15.7	24.0%	12.3	34.5%
Air traffic movements (in thousands)	158.4	18.6%	144.6	19.6%	117.9	23.7%

Our Brazil segment had Adjusted EBITDA of U.S.$218.3 million, U.S.$32.1 million, and U.S.$19.0 million, for the years ended December 31, 2023, 2022 and 2021, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$218.3 million, U.S.$32.1 million, and U.S.$19.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

On May 26, 2020, the ANAC confirmed the technical and legal feasibility of the request regarding the re-bidding process initiated by ICASGA. On June 3, 2020, the process was approved by the Ministério da Infraestrutura, and on June 10, 2020, the Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia expressed a favorable opinion and submitted the request for proposal for re-bidding to the President of Brazil.

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

Brazilian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement,” and “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Natal Concession Agreement”

Term: The Natal Airport concession was awarded in August 2011 to ICASGA and would have expired in 2040.  On March 5, 2020, however, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the termination process of the Natal Airport, and on November 19, 2020, CAAP announced the execution of the amendment.  On December 28, 2023, ICASGA and ANAC entered into an agreement whereby ICASGA was absorbed by ACI do Brasil S.A.  After the completion of successful bidding process, the operation of the Natal Airport was transferred to Zurich Airports (the new concessionaire).  The Brasilia Concession Agreement started in 2012 and is expected to expire in 2037, which may be extended for an additional 5 years, if necessary, to reestablish economic equilibrium.

Concession fees:  The Brasilia airport is required to pay the ANAC an annual fixed payment.  The amount is R$90.0 million for 2020, R$180.0 million for the years 2021 through 2031 (for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037), R$301.4 million for 2032 and R$270.1 million for the years 2033 through 2037, as well as a variable payment, adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”).  Brasilia Airport is also subject to an annual variable payment, equal to:  (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to R$422.7 million for the year ended December 31, 2020, R$448.8 million for the year ended December 31, 2021, R$469.8 million for the year ended December 31, 2022, and R$491.3 million for the year ended December 31, 2023; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly owned subsidiaries, for annual gross revenues above R$422.7 million for the year ended December 31, 2020, R$448.8 million for the year ended December 31, 2021, R$469.8 million for the year ended December 31, 2022, and R$491.3 million for the year ended December 31, 2023, if any.  As of December 31, 2021, a 50% of the concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested.  Regarding the concession fee to be paid in 2022, a partial payment of R$81.6 million (equivalent to U.S.$15 million) was made through the application of re-equilibrium credits.  To pay the remaining amount, ICAB presented on November 21, 2022, an offer of court payment orders to the Ministry of Infrastructure, which is still under analysis.  In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB will be considered to be in compliance with its obligations.  Regarding the concession fee to be paid in 2023, a partial payment of R$104.5 million (equivalent to U.S.$21.6 million) was made through the application of re-equilibrium credits.  The remaining amount of R$248.2 million (equivalent to U.S.$51.3 million) was paid in cash.

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

Extraordinary review: an extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICASGA or ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk. We may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events occurs (i.e. changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure; operational restrictions resulting from any act (or omission thereof) by any governmental body; mandatory changes in tariffs or granting of tariff benefits; changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and a Force Majeure event). The review will be based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium. We requested and were granted an economic re-equilibrium as a result of the COVID-19 pandemic impact in 2020, considered a force majeure event. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—COVID-19 Virus Impact.”

Brazilian airport Ownership Structure

The Brasilia Airport Concession is owned by ICAB, a subsidiary of Inframerica.  As of the date of this annual report, we own 99.98% of the equity interests of Inframerica, which holds 51.0% of the equity interests of ICAB.  Infraero, a state-owned company affiliated with the Civil Aviation Secretariat of Brazil, is the owner of the remaining 49.0% interest in ICAB.

Inframerica was originally owned by Infravix and Corporación América S.A. (“CASA”).  In 2015, we and the Majority Shareholder (A.C.I. Airports S.à r.l.) acquired Infravix’s shareholding in Inframerica.  In 2015, CAAP acquired CASA’s stake in Inframerica.

We operated the Natal Airport through our 99.98% ownership of ICASGA.  ICASGA was originally owned by Infravix (50.0%) and CASA (50.0%).  In 2015, we acquired from Infravix a 49.95% interest in ICASGA and the Majority Shareholder acquired the remaining 0.05% interest in ICASGA. Also as of the date of this annual report, ICASGA has been fully absorbed by ACI do Brasil S.A., and the concession for the Natal Airport has been fully transferred to Zurich Airports (see “Item 4. Company Information—Business Overview—Our Airports by Country in Which We Operate—Brazil”).

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

In 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the outstanding shares of Puerta del Sur, the holder of the Carrasco Concession Agreement. The original concession agreement was for a period of 20 years ending in November 2023, which term was extended for an additional period of 10 years, until 2033. In November 2021 we executed an amendment to the Carrasco Concession Agreement extending the concession term for additional 20 years, until 2053 and incorporating the Uruguay New Airports to the scope of the concession.

Main Operating and Financial Metrics

For the year ended December 31, 2023, of the approximately 2.0 million total passengers in Uruguay, approximately 1.8 million were in the Carrasco Airport and 134 thousand were in the Punta del Este Airport.  For the years ended December 31, 2022, of the approximately 1.4 million total passengers in Uruguay, approximately 1.3 million were in the Carrasco Airport and 119.5 thousand were in the Punta del Este Airport.  For the year ended December 31, 2021, of the approximately 0.5 million total passengers in Uruguay, approximately 0.5 million were in the Carrasco Airport and 25.4 thousand were in the Punta del Este Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2023(1)		2022(2)		2021(3)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$157.0	11.2%	$105.3	7.6%	$51.3	7.3%
Number of passengers (in millions)	2.0	2.4%	1.4	2.2%	0.5	1.4%
Air traffic movements (in thousands)	32.0	3.8%	27.9	3.8%	17.8	3.6%
(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$8.2 million.
(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.5 million.
(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$6.8 million.

Our Uruguay segment had Adjusted EBITDA of U.S.$50.0 million, U.S.$35.3 million, and U.S.$13.7 million for the years ended December 31, 2023, 2022 and 2021, respectively, and had Adjusted EBITDA excluding Construction Services of U.S.$50.0 million, U.S.$35.3 million, and U.S.$13.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Uruguayan Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Carrasco Concession Agreement,” and “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Punta del Este Concession Agreement”.

Term: The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which in August 2014 was extended for an additional 10-year period, until 2033, and further extended in November 2021, upon execution of the Amended Carrasco Concession Agreement, for an additional 20-year period until 2053. The Punta del Este Concession Agreement was executed in 1993 and was extended in 2019 for an additional 14-year period, until 2033.

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

Tariff adjustment: The Uruguayan concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Carrasco Concession Agreement, considering a combination between domestic and US inflation rates.

Puerta del Sur and CAISA Ownership Structure

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

Main Operating and Financial Metrics

The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31,(1)
	2023		2022		2021
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$105.2	7.5%	$96.2	7.0%	$65.2	9.2%
Number of passengers (in millions)	4.8	6.0%	4.2	6.4%	2.5	7.0%
Air traffic movements (in thousands)	78.5	9.2%	77.0	10.4%	55.9	11.2%
(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2023, 2022 and 2021. The revenue information for the years ended December 31, 2023, 2022 and 2021 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.

For the years ended December 31, 2023, 2022 and 2021, our Ecuador segment had Adjusted EBITDA of U.S.$32.0 million, U.S.$29.0 million, and U.S.$16.1 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$32.0 million, U.S.$29.0 million, and U.S.$16.1 million, respectively.

Ecuadorian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Ecuador—The Guayaquil Concession Agreement,” and “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—The Galápagos Concession Agreement.”

Term: The Guayaquil Concession Agreement was executed in 2004. TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the COVID-19 pandemic and its effects through time. Pursuant to this amendment, TAGSA was compensated for the losses suffered from March 17, 2020, through December 31, 2020, by a two-year extension, ending July 31, 2031. The Eighth Amendment of the Concession Agreement sets forth a compensation procedure for the following years starting in 2021.

Concession fee: TAGSA is required to pay an annual concession amount equal to 50.25% of the aggregate gross revenue from tariffs and charges, and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center) derived from the operation of the Guayaquil Airport, for 2022,  and will be 50.25% until the economic-financial equilibrium is fully reestablished.

Tariff adjustment: The Ecuadorian concessions operate under an inflation-based model. The tariffs charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the formula described in the Guayaquil Concession Agreement, considering a combination between domestic and US inflation rates.

Capital expenditure commitments:  as a result of the concession extension, the Guayaquil Concession Agreement includes an obligation to execute new works and investments that will culminate in the year 2024, for a total reference amount of U.S.$32.2 million, of which U.S.$26.3 million were already invested as of December 31, 2023.

The Galápagos Concession Agreement expires in 2026.  ECOGAL is still in the negotiation process with the Dirección General de Aviación Civil (“DGAC”) to obtain the economic-financial equilibrium of the concession agreement.

TAGSA and ECOGAL Ownership Structure

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport, and 99.9% of ECOGAL, which operates and maintains the Galapagos Airport.

Armenia

In Armenia, we operate the only two airports for scheduled commercial flights in Armenia: the Zvartnots Airport, located in the capital city of the country, and the Shirak Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2023, of the approximately 5.4 million total passengers in Armenia, approximately 5.3 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport.  For the year ended December 31, 2022, of the approximately 3.7 million total passengers in Armenia, approximately 3.6 million were in the Zvartnots Airport and 0.05 million were in the Shirak Airport.  For the year ended December 31, 2021, of the approximately 2.4 million total passengers in Armenia, approximately 2.3 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2023		2022		2021
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$252.5	18.0%	$207.5	15.1%	$98.4	13.9%
Number of passengers (in millions)	5.4	6.7%	3.7	5.6%	2.4	6.7%
Air traffic movements (in thousands)	44.1	5.2%	35.2	4.8%	21.3	4.3%

For the years ended December 31, 2023, 2022 and 2021, our Armenia segment had Adjusted EBITDA of U.S.$99.7 million, U.S.$68.9 million, and U.S.$44.3 million, respectively, and Adjusted EBITDA excluding Construction Services of U.S.$99.6 million, U.S.$68.8 million, and U.S.$44.1 million, respectively.

Armenian Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Armenia—Armenian Concession Agreement.”

Term: The Armenian Concession Agreement was executed in 2002 and expires in 2032, with the option at our sole discretion, to indefinitely extend the term for additional periods of five years.

Concession fee: no concession fee is required to pay under the Armenian Concession Agreement.

Master Plan: The Master Plan contains the works to be executed for each five-year period and must be updated every five years and extended to cover the 30-year term of the concession.

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

●	For the transfer of the interest in AAP, the Company received U.S.$5 thousand, while it committed to make a payment to Andino Investment Holding S.A. for assumed liabilities and future capital expenditures commitments of AAP amounting to U.S.$17.2 million, which, as of the date of this annual report, have already been paid in full.
●	The Company issued the following guarantees: three standby letters of credit with Morgan Stanley for a total amount of U.S.$2.25 million, U.S.$0.5 million and U.S.$0.1 million, respectively, to guarantee concession contract fulfilment, works to be performed and equipment and an irrevocable first demand guarantee letter in the amount of U.S.$5.25 million in favor of VolcomCapital Deuda Perú II Fondo de Inversión (administered and managed by VolcomCapital Administradora General de Fondos S.A.) (“Volcom”) related to a loan entered by AAP.
●	In December 2022, after the Company paid to Andino the agreed payment for assumed obligations and future capital expenditures commitments, all of the abovementioned guarantees were lifted or replaced.

Main Customers

Main Aeronautical Customers

For the year ended December 31, 2023 our main aeronautical customers were LATAM Group, Aerolíneas Argentinas Group, Copa, Gol Transportes Aereos, Avianca Group, Iberia Lineas Aereas Espana, American Airlines, FB Líneas Aéreas S.A., and Lufthansa Group.  For the years ended December 31, 2023, 2022 and 2021, the aeronautical revenue received from LATAM Group totaled U.S.$84.7 million, U.S.$66.0 million, and U.S.$26.6 million, respectively representing 13.1%, 10.8% and, 10.1% respectively, of our total consolidated aeronautical revenue.  For the years ended December 31, 2023, 2022 and 2021, aeronautical revenue received from Aerolíneas Argentinas Group totaled U.S.$71.4 million, U.S.$96.6 million, and U.S.$22.9 million, respectively, representing 11.1%, 15.8%, and 8.7%, respectively, of our total consolidated aeronautical revenue.

The following table sets forth our main aeronautical customers for the years ended December 31, 2023, 2022 and 2021, based on the total amount of aeronautical revenue.

	For the Year Ended December 31,
	2023		2022		2021
		% of Total		% of Total		% of Total
	(in millions	Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical
Main Aeronautical Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
LATAM Group	84.7	13.1%	66.0	10.8%	26.6	10.1%
Aerolíneas Argentinas Group(1)	71.4	11.1%	96.6	15.8%	22.9	8.7%
Copa	40.2	6.2%	44.1	7.2%	19.7	7.5%
Gol Transportes Aéreos	37.1	5.8%	31.8	5.2%	8.9	3.4%
Avianca Group	27.6	4.3%	24.1	4.0%	8.6	3.3%
Iberia Lineas Aereas España	23.8	3.7%	24.4	4.0%	11.2	4.3%
American Airlines	23.5	3.6%	32.3	5.3%	22.0	8.4%
FB Líneas Aereas S.A	17.8	2.8%	16.8	2.8%	1.7	0.6%
Lufthansa Group	14.0	2.2%	19.1	3.1%	8.6	3.3%
Others	304.4	47.2%	254.7	41.8%	132.7	50.5%
Total	644.5	100.0%	609.8	100.0%	262.8	100.0%
(1)	See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.”

Main Commercial Customers

For the year ended December 31, 2023, our main commercial customers were Dufry and Flyone Armenia.  In the year ended December 31, 2023, we invoiced U.S.$82.2 million to Dufry and U.S.$26.5 million to Flyone Armenia, representing 13.6% and 4.4%, respectively, of our total consolidated commercial revenue.

For the year ended December 31, 2022, our main commercial customers were Dufry and Flyone Armenia.  In the year ended December 31, 2022, we invoiced U.S.$68.7 million to Dufry and U.S.$13.1 million to Flyone Armenia, representing 11.2% and 2.1%, respectively, of our total consolidated commercial revenue.

For the year ended December 31, 2021, our main commercial customers were Dufry and Aerolíneas Argentinas Group.  In the year ended December 31, 2021, we invoiced U.S.$27.3 million to Dufry and U.S.$12.3 million to Aerolíneas Argentinas Group, representing 7.5% and 3.4%, respectively, of our total consolidated commercial revenue.

In 2011, we sold our duty-free operations in Argentina, Uruguay, Ecuador and Armenia to Dufry Group.  Dufry Group, therefore, became the exclusive duty-free operator at these airports.  In Brazil and Italy, countries in which we acquired the concessions agreements after 2011, we have separate duty-free concession agreements with Dufry Group. In December 2023, CAAP became holder of 49% of the equity shares of Navinten S.A., which operates the duty free shops in the airports of Uruguay; as of that date, Navinten S.A. is an associated company.

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

The following table sets forth our main commercial services providers for the years ended December 31, 2023, 2022 and 2021, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2023		2022		2021
		% of Total		% of Total		% of Total
	(in millions	Commercial	(in millions	Commercial	(in millions	Commercial
Main Commercial Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Dufry	82.2	13.6%	68.7	11.2%	27.3	7.5%
Flyone Armenia	26.5	4.4%	13.1	2.1%	0.1	0.0%
Aeroflot Group	11.8	2.0%	9.0	1.5%	5.0	1.4%
Aerolíneas Argentinas Group	10.2	1.7%	11.2	1.8%	12.3	3.4%
Priority Pass	9.5	1.6%	7.1	1.2%	3.0	0.8%
Red Wings	7.6	1.3%	12.5	2.0%	0.5	0.1%
Wizz Air	7.6	1.3%	2.5	0.4%	0.2	0.1%
Armenian Airlines LLC	5.2	0.9%	0.0	0.0%	0.0	0.0%
Armenian National Airlines CJSC	5.1	0.8%	1.3	0.2%	0.0	0.0%
Others	437.8	72.5%	487.1	79.6%	313.7	86.6%
Total	603.7	100.0%	612.5	100.0%	362.1	100.0%

Environmental, Social and Governance (ESG)

CAAP qualifies as a “large undertaking” on a stand-alone basis and as a “parent undertaking” of a large economic group as defined in the Corporate Sustainability Reporting Directive (“CSRD”) adopted by the European Commission.  Thus, we are subject to the reporting obligations set forth under the CSRD.  The legal reporting obligations under the CSRD, include, among others:

●	provide information on the Company and its subsidiaries’ value chain impact on sustainability matters as well as how sustainability matters affect the Company and its subsidiaries’ value chain, development, performance and position, according to the European Sustainability Reporting Standards (“ESRS”); and

●	obtain from the Company’s statutory auditor an opinion, based on a limited assurance engagement, on the compliance of the Company’s consolidated sustainability reporting pursuant to the requirements set forth in the CSRD and the ESRS, among others.

Once the CSRD becomes enforceable in Luxembourg, the Company will fall within the “second tranche” of companies that will need to report in line with the final ESRS. This means that the Company will have to report in line with the ESRS and CSRD requirements for the first time in 2026, for the financial year ending on December 31, 2025.

For this purpose, in 2023, the Company assigned an ESG officer to prepare for compliance with the CSRD conducted a certified “double materiality” analysis (impact and financial materiality) of the 20 material topics relevant for the business.  This exercise has adjusted and validated the list of “ESG KPIs” that will have to be prioritized, managed and reported in a consolidated manner.  All of the ESG KPIs identified respond to a previous assessment of the impacts, risks and opportunities associated to the 20 material topics, in line with the Company’s risk matrix.

Moreover, the Company’s strategy contemplates the implementation, in the near future, of the following steps:

●	conduct a gap assessment analysis of the status of every ESG KPIs needed in all of its subsidiaries to comply with the CSRD; and
●	develop an ESG-focused roadmap that includes:
(i)	a strategy for the prioritized material topics of the “double materiality assessment” regarding its ESG KPIs, addressing its impacts risks and opportunities with targets;
(ii)	a strategy for the management of the ESG KPIs that are currently not being measured in the manner that the CSRD demands;
(iii)	development of a strategy to implement internal ESG policies and processes to assure compliance at a consolidated level, and allocate responsibilities across the group entities and teams; and
(iv)	the provision of regular sustainability and ESG related trainings to board members, executive teams and persons responsible for collecting sustainability-related information across the Company.

Regulatory and Concessions Framework

Introduction

As of December 31, 2023, we hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year original term. It was extended for 10 additional years on December 17, 2020 (ending February 13, 2038).

	NQN Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year original term (ending October 24, 2021). It was extended until 2026.

	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.

Italy	Pisa Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending December 7, 2048).

	Florence Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending February 10, 2045).

Brazil	Natal Concession Agreement	Brazilian ANAC	28 year term (ending January 24, 2040). An amendment to terminate the Natal Concession Agreement was executed in August 2020. As of the date of this report we no longer operate the Natal Airport.

	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.

Uruguay	Carrasco Concession Agreement and	Defense Ministry	Extension recently executed. Concession set to terminate on November 20, 2053).

	Punta del Este Concession Agreement	Defense Ministry	40-year term (ending March 31, 2033).

Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	27-year and 5-month term (ending July 27, 2031).

	Galapagos Concession Agreement	DGAC; STAC (as defined herein)	15-year term (ending July 6, 2026).

Armenia	Armenian Concession Agreement	Armenian Ministry of Territorial Administration and Infrastructure, CAC (as defined herein)	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	“Aeroparque “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto Internacional de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	Malargüe	National	II
14.	Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto Internacional de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Paraná, “General Urquiza”	Paraná	National	I
17.	Aeropuerto de Posadas, “Libertador General D. José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Río Cuarto, “Área de Material”	Las Higueras	National	II
22.	Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	Río Gallegos	International	I
23.	Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	Río Grande	International	I
24.	Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “Tte. Benjamín Matienzo”	San Miguel de Tucumán	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	El Palomar	International	I
35.	Aeropuerto de Neuquén, “Presidente Perón”(2)	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”(2)	Bahía Blanca	National	I
37.	Aeropuerto Termas de Río Hondo (3)	Termas de Río Hondo	National	I
(1)	The category determines the maximum fees we may charge. See in “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement,” the “Passenger Use Fees,” “Landing Fees,” and “Parking Fees.”

(2)	In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport and the Bahia Blanca Airport which are not subject to the AA2000 Concession Agreement. These airports are subject to Province of Neuquén and Municipality of Bahia Blanca regulations as well as to the ORSNA resolutions, respectively. See “—Other Airports we operate in Argentina.”
(3)	Pursuant to ORSNA’s Resolution No. 27/2021, the Termas de Río Hondo Airport has also been incorporated into the AA2000 Concession Agreement.

Sources of Regulation

We are subject to numerous regulations that govern the AA2000 Concession Agreement, the concession agreements for the Neuquén and the Bahía Blanca Airports, as well as our business and the operation of the airports, issued by the Argentine Congress, the Executive Branch, the Ministry of Transportation (currently, the Secretary of Transportation, under the Ministry of Infrastructure in accordance with the provisions of Decree No. 8/2023), the ORSNA and the Administration of National Civil Aviation (Administración Nacional de Aviación Civil or the “Argentine ANAC”).

Title III of Law No. 17,285, dated May 17, 1967 (as amended from time to time, including, but not limited to, the amendment contemplated by the Decree No. 70/2023, the “Argentine Aeronautical Code”), as amended, and Regulation No. 1/2017 of the Airport Infrastructure and Services General Bureau (Dirección General de Infraestructura y Servicios Aeroportuarios), set forth the basic framework for the regulation of airports in Argentina.  The Argentine Aeronautical Code also provided for the creation of both international and national airports and established concepts such as public and private airports.  Decree No. 375/97 created the Argentine National Airport System and established the general framework for regulating the use, operation and management of the Argentine airport facilities that are part of the Argentine National Airport System.  Under Decree No. 375/97, the Argentine Government may grant concessions to operate and manage some or all of the airports in the Argentine National Airport System subsequent to a public bidding process that is open to both national and international entities.  Decree No. 375/97 provides that the Argentine National Airport System is regulated by the ORSNA, with respect to matters generally involving management and maintenance, and by the Argentine ANAC with respect to matters generally involving airport safety and air travel.

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

Aeronautical Policy

On December 20, 2023, the Executive Branch issued the Urgency Decree No. 70/2023, which was published in the Official Gazette on December 21, 2023 (the “Decree 70/2023”).

The Decree 70/2023, among other matters, (i) declares the public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025; (ii) abrogates several laws related to government intervention in the economy; and (iii) implements amendments and changes to several laws and regulations aiming to deregulate the economy.

In this line, Decree 70/2023 contemplates relevant changes regarding the aeronautical policy of the country attempting to develop the aeronautical industry and promote free competition in the market.

The main changes contemplated by Decree 70/2023 are the following:

(i) Decree-Law No. 12,507/56 (national policy on aeronautics), Law No. 19,030 (national policy for air transport), and Decree No. 1654/02 (on the emergency of air transport), were abrogated;

(ii) civil air commercial aviation is deemed an essential service;

(iii) the aeronautical authority shall regulate and oversee airport services (defined as all services provided within an airport, excluding air navigation services), based on the principles of ensuring safety, free competition, and market access (however the airport services captured by the AA2000 Concession Agreement and those airport services subject to the supervision of the ORSNA are not modified by Decree 70/2023 and remain unchanged as of the date of this annual report);

(iv) ramp services in general are classified as essential airport services;

(v) both manned and unmanned aircrafts are considered devices or mechanisms capable of navigating in airspace and suitable for transporting people or goods;

(vi) operation of air commercial activities by foreign flag companies would be subject to prior clearance and must comply with international rules and agreements to which the Argentine Republic is a party;

(vii) air transport services will no longer be subject to concession by the Executive Branch but only to authorization; moreover, the Argentine Aeronautical Code no longer expressly requires a prior public hearing for their granting;

(viii) individuals operating domestic air transport routes are no longer required to be Argentine (a legal domicile in the country would suffice for these purposes);

(ix) the requirements established for companies providing domestic air commercial services under which, at least more than 50% of the partners must be Argentine with legal domicile in the country, were abrogated;

(x) to ensure a proper balance between the interests of passengers and carriers, the aeronautical authorities shall issue regulations regarding passenger rights and their protection; and

(xi) Laws No. 26,412 and 26,466 were amended enabling the transfer of shares of Aerolíneas Argentinas S.A. and Austral Líneas Aéreas – Cielos del Sur S.A., and their controlled companies, to the employees of these companies under an Employee Ownership Program.

Decree 70/2023 came into force on December 29, 2023, without the need for any additional formalities.  Notwithstanding this, the decree must be reviewed by a permanent bicameral commission of the Congress and can only be invalidated if both Chambers of the Congress expressly reject it.  A repeal of Decree 70/2023, due to the rejection of both Chambers of the Congress will not have retroactive effect and, therefore, all rights acquired and legal relationships established during the validity of the decree will be valid.

The amendments proposed by the Decree 70/2023 require further regulation by the Argentine ANAC, the Secretary of Transportation and other regulatory bodies.  Many of the changes of the aeronautical policy contemplated by the Decree 70/2023 will have an impact in AA2000’s business and its operations.  As of the date of this annual report, we cannot predict how these changes will affect our business and our results of operations, since this assessment would be subject to the rules and regulations to be issued by the relevant regulatory authorities.  See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The aeronautical policy reforms proposed by the Decree 70/2023 may affect our business and result of operations.”

Governmental Authorities

Role of the ORSNA

The Organismo Regulador del Sistema Nacional de Aeropuertos (ORSNA, as previously defined for its Spanish acronym) is the principal regulator of our airports under Argentine law and is an agency under the authority of the Ministry of Transportation (currently, the Secretary of Transportation, under the Ministry of Infrastructure, in accordance with the provisions of Decree No. 8/2023).  The ORSNA is responsible for establishing the rules and procedures that govern our management and maintenance of the airports we operate and for enforcing our compliance with Argentine laws and the terms of the concession agreements in Argentina, including our fulfillment of our investment plan and master plans.  The ORSNA and the Argentine ANAC are jointly responsible for establishing the criteria for our development of airport safety manuals, airport operations manuals, emergency plans and maintenance programs.

All disputes arising in connection with the operation or management of our airports must be submitted to the ORSNA prior to submitting them before federal courts.  If we challenge any of ORSNA’s decisions, we may seek final judgment on the matter from the Ministry of Transportation (currently, the Secretary of Transportation, under the Ministry of Infrastructure, in accordance with the provisions of Decree No. 8/2023) and subsequently from the Argentine federal court system.

Role of the Argentine ANAC

Under the authority of the Ministry of Transportation, the Argentine (currently, the Secretary of Transportation, under the Ministry of Infrastructure, in accordance with the provisions of Decree No. 8/2023), ANAC is responsible for providing services relating to aeronautical activities, including air traffic control and flight protection services.  Since July 2009, the Argentine ANAC has been exclusively in charge of civil aeronautical functions, which were previously provided by the Argentine Air Force, the ORSNA and the Sub-Secretariat of Aerocommercial Transportation.

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

Because of the period of severe political, economic and social crisis that Argentina experienced during 2001 and 2002, the Congress enacted Law No. 25,561, which was subsequently amended and expanded, and which declared a public emergency in social, economic, administrative, financial and exchange matters and provided for, among other things, the renegotiation of public services and works contracts, such as the AA2000 Concession Agreement. Decree No. 311/03 established that the renegotiation of public services and works contracts would be carried out by the Public Service Contract Analysis and Renegotiation Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) and that the renegotiation process would be presided over by the former Ministry of Economy and Production and the Ministry of Planning.

Within the renegotiation framework established by Decree No. 311/03, on July 20, 2005, we executed a memorandum of understanding with the Argentine Government which sets forth the guidelines for the renegotiation of the AA2000 Concession Agreement.  The renegotiation of the AA2000 Concession Agreement resulted in a preliminary memorandum of agreement, which after being negotiated and reviewed by the proper authorities, was executed by the Argentine Government and us on April 3, 2007, and was confirmed by the Executive Branch by Decree No. 1799, dated December 4, 2007, which approved the renegotiated agreement (“Final Memorandum of Agreement”).

In 2012, pursuant to an agreement between AA2000 and the Province of Santiago del Estero, we began operating Termas de Río Hondo Airport.  On March 21, 2013, the Argentine Government issued Decree No. 303/2013, which resulted in including this airport to the AA2000 Concession Agreement.  See “-Other Airports we Operate in Argentina.”

On December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree No. 1107/2017 and Resolution No. 894/2018 of the former Ministry of Transportation (currently, the Secretary of Transportation).  As of the date of this annual report, the El Palomar Airport has no operations.  As of the date of this annual report, we operate 35 airports under the AA2000 Concession Agreement.

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

Term

The AA2000 Concession Agreement was for an initial period of 30 years through February 13, 2028. In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020 (the “Technical Conditions of the Extension”) see “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement— The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments”). This extension was part of an agreement entered with the ORSNA with an aim to mitigate the impact of the COVID-19 pandemic in our operations and further includes our commitment to incremental capital expenditures as discussed below in “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension.” The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

Technical Conditions of the Extension

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 13, 2038.  Pursuant to the Technical Conditions of the Extension, AA2000 required to comply with the following commitments:

●	assign funds equal to U.S.$132 million as direct investment to complete works pending for the years 2020 and 2021 (also previously defined herein as the 2020/2021 Direct Investment Commitment):
●	do its best efforts to secure, before December 31, 2021, funding, to enable AA2000 to have an early inflow of up to (a) U.S.$85 million in the “Trust Fund for Works of Group A of Airports of the National Airport System;” and (b) U.S.$124 million in the “Additional Fund for Substantial Investments in Group A of Airports”; (also previously defined herein as the Development Trust Leverage Commitment)
●	secure availability of funds, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, for an aggregate amount of U.S.$406.5 million (VAT included), which must be applied to: (a) works considered as direct investment, to be carried out, preferably, during the years 2022 and 2023 (also previously defined herein as the 2022/2023 Commitment); and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022 (also previously defined herein as the Redemption of the Preferred Shares Commitment, and together with the 2022/2023 Commitment, the Availability of Funds Commitment); and
●	make direct investments for U.S.$200 million (VAT included) between the years 2024 and 2027, at an annual average of U.S.$50 million (VAT included), provided that this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period (also previously defined herein as the 2024-2027 Commitment).

With respect to the capital expenditures to be performed under the 2022/2023 Commitment and the 2024-2027 Commitment,, Resolution No. 60/ 2021 of the ORSNA established that AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably within 2022 and 2023 (also previously defined herein as the Phase 1 Commitment), and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT (also previously defined herein as the Phase 2 Commitment).

We have filed the Technical Conditions of the Extension as exhibit to the annual report on Form 20-F for the year ended December 31, 2020, and filed on April 9, 2021. Although this document is available to the public in Argentina, we are filing it in English as an exhibit to this annual report for ease of reference to our investors.

As of the date of this annual report, AA2000 has fully complied with the 2020/2021 Direct Investment Commitment and the Availability of Funds Commitment. Regarding this latter commitment, on May 10, 2022, ORSNA issued Note No. NO-2022-46520010-APN-ORSNA through which it confirmed that AA2000 had fulfilled the Availability of Funds Commitment in the amount of U.S.$406.5 million for its application to the Mandatory Capex Program (including the Redemption of the Preferred Shares Commitment, which was complied with in March 2022).

With respect to the Development Trust Leverage Commitment, in December 2022 and January 2023, AA2000 informed the ORSNA that is has complied with its best efforts obligation under this commitment. On May 22, 2023, in response to the filing made by AA2000, the ORSNA took note of the best efforts performed by AA2000 in compliance with the Development Trust Leverage Commitment and requested to AA2000 its collaboration so that, if the ORSNA deems it appropriate and the financial landscape improves, other financing options for the Development Trust may be sought. In light of this, on May 23, 2023, AA2000 expressed its agreement to fully collaborate with the ORSNA to that end.

Regarding the Phase 1 Commitment, the Company is currently executing the infrastructure works in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021, while the Phase 2 Commitment is pending. On February 5, 2024, AA2000 informed the ORSNA about the status of the Phase 1 Commitment as of December 31, 2023. Works amounting to U.S.$262.1 million (VAT included) have been initiated, of which U.S.$190.3 million (VAT included) have been executed. Considering the amount utilized for the Redemption of the Preferred Shares Commitment, totaling U.S.$174.2 million, the total amount committed under the Phase 1 Commitment amounts to U.S.$436.3 million (VAT included), which surpasses the required commitment amount for this phase (U.S.$336 million). As of the date of this report, U.S.$364.5 million (VAT included) (out of the U.S.$436.3 million (VAT included) committed) have been executed. As of the date of this annual report, the ORSNA has not issued a response to the filing made by AA2000.

As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. However, failure to fully comply with the ongoing commitments (in particular, the Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, New Money 2021 Notes, the Syndicated Bimonetary Loan and the ICBC Dubai Loan. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038 subject to our compliance with certain commitments” and “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Lack of financing alternatives may adversely impact AA2000’s ability to comply with the commitments under the Technical Conditions of the Extension to the AA2000 Concession Agreement.”

Pursuant to the provisions of the Technical Conditions of the Extension and Resolution No. 60/2021, the Company withdrew all claims and lawsuits filed or in progress against the Argentine Government and/or its decentralized entities, whether in administrative, arbitration or judicial venues. See “Legal Procedures”.

Property

Pursuant to the AA2000 Concession Agreement, the Argentine Government transferred to us all of its personal property and the right to use real property in connection with the airports under the AA2000 Concession Agreement for the term of the concession. Under the terms of the AA2000 Concession Agreement, we are required to use the real property to satisfy all airport service needs and we are required to provide for the ongoing maintenance of the property. However, we have the right to grant sub - concessions or otherwise allow third parties to use the real property, subject to the prior notification to the ORSNA. In the event of the destruction of all or part of the real property, we are responsible for the payment of all expenses related to the repair or replacement of the property except for damages that occur in connection with acts of God or a force majeure event or if the damaged property is not necessary for complying with our obligations under the AA2000 Concession Agreement. If any event occurs during the term of the AA2000 Concession Agreement that makes the continued use of any property impossible, we are required to return such property to the Argentine Government and will have no recourse against the Argentine Government for the damages we suffer. We are also required under the terms of the AA2000 Concession Agreement to grant to the Argentine Air Force free of charge the space necessary at each airport under the AA2000 Concession Agreement to conduct its assigned duties under the AA2000 Concession Agreement and Argentine law. The Argentine ANAC is responsible for all costs and maintenance in connection with the space provided to it. At the end of the AA2000 Concession Agreement, we are required to transfer all personal and real property, together with any improvements thereto, back to the Argentine Government.

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

Pursuant to the provisions of the Technical Conditions of the Extension, the exclusivity established by the AA2000 Concession Agreement was maintained.  However, the exclusivity with respect to certain areas of influence, outside the city of Buenos Aires which includes the Ezeiza, Aeroparque, San Fernando and El Palomar airports, was cancelled.  Likewise, exclusivity in the areas of influence will be maintained throughout the national territory for the activity of tax warehouses (“depósitos fiscales”).

Finally, the metropolitan area of Buenos Aires, Argentina, which includes the Ezeiza, Aeroparque, San Fernando and El Palomar Airports, is excluded from both the exclusivity as well as from the area of influence established by the AA2000 Concession Agreement regarding future infrastructure airport projects when due to the characteristics of such projects, they cannot be financed and operated by AA2000.

Liabilities

Under the AA2000 Concession Agreement, we are liable for all damages caused to the Argentine Government and/or third parties as a consequence of our performance of the AA2000 Concession Agreement and our failure to perform our obligations thereunder.

Penalties

Under the terms of the AA2000 Concession Agreement, on December 13, 2004, the ORSNA issued Resolution No. 88/2004, approving the Rules on Penalties for Infringements of the Concessionaire of the airports under the AA2000 Concession Agreement (Régimen de Sanciones de Aplicación al Concesionario del Grupo “A” de Aeropuertos del Sistema Nacional de Aeropuertos).  In the event that we breach any of our obligations under the AA2000 Concession Agreement, the ORSNA has the right to impose monetary fines as it deems appropriate.  In addition, in accordance with the provisions of the AA2000 Concession Agreement, delays in implementing the investment plan according to the schedule would result in the ORSNA’s imposition of a penalty equal to 10% of the value of the work that is delayed, which could be collected directly by the ORSNA against the performance guarantee, as discussed further below.  Any monetary fines imposed by the ORSNA would only become due and payable after a final administrative decision.

Service Standards

Under the AA2000 Concession Agreement, we have agreed to adopt certain standards for our airports regarding design, construction, operation, administration, maintenance, renewal, improvement, development, equipment and systems as reasonably established by the ORSNA in accordance with guidelines developed by the International Air Transport Association (“IATA”) and the International Civil Aviation Organization (“ICAO”) using similar airports as a reference based on their type, size and passenger traffic.  In connection with monitoring our compliance with these standards, the ORSNA has the right to inspect all the airports managed by us.  The ORSNA is not required to notify us in advance of its inspection.  Such inspections are to be carried out at least annually for each airport with passenger traffic greater than 750,000 per year.

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement.  In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to LIBOR plus 2.0% from the fifth day following such collection until the date that the guarantee is restored.  We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement.  In this regard, we obtained a surety bond which currently amounts to AR$6,499,206,349.21 and will be renewed on an annual basis.

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

Maintenance of Insurance

The Concession Agreement requires us to maintain a civil insurance policy covering personal and property damages, loss or injury in an amount equal to at least AR$300.0 million throughout the term of the concession.  We are also required to maintain worker’s compensation insurance in accordance with Argentine law.  We have contacted a civil liability insurance policy in the amount of U.S.$300.0 million covering liabilities that may arise under civil law in connection with the management of our airports and the development of works in our airports.

Collateral Assignment of Revenue

We may collaterally assign revenue derived from the concession, in order to obtain the necessary resources for the fulfillment of our obligations.  Such assignment cannot affect the Specific Allocation of Revenue, as defined in the AA2000 Concession Agreement and described in “—Specific Allocation of Revenue,” or the resources foreseen for the financing of the investment plan detailed in the Final Memorandum of Agreement.  In addition, collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of the funds thereunder is audited by the Argentine Government and/or by a consulting firm hired for such purpose that is satisfactory to the Argentine Government.  Such collateral assignment must be previously authorized by a resolution of the ORSNA, which is responsible for the auditing of the application of the funds.  On January 17, 2017, April 24, 2020, and October 15, 2021 the ORSNA issued Resolutions No. 1/2017, No. 21/2020 and No. 66/2021, pursuant to which it authorized the collateral assignment of revenue under the international passenger use tariff for an amount equal to U.S.$400 million for (i) the benefit of, and pari passu among, holders of the Argentine Notes Series 2017, the Argentine Notes Series 2020 and the Argentine Notes Series 2021; and (ii) the benefit of the lenders of the Syndicated Bimonetary Loan, the holders of New Money 2021 Notes, the holders of Class 5 Notes and the lender under ICBC Dubai Loan, which are subordinated to the right of the holders of the Argentine Notes Series 2017, the Argentine Notes Series 2020 and the Argentine notes series 2021:  in both cases, as long as after such assignment AA2000 would have sufficient funds to cover basic operating costs (the “Tariff Trust”).  On August 8, 2019, August 18, 2020, March 16, 2021, June 17, 2021 and October 15, 2021, the ORSNA issued Resolutions Nos. 61/2019, 57/2020, 2/2021, 3/2021 and 66/2021 pursuant to which it authorized the collateral assignment for the benefit of, (x) pari passu among, each of the lenders under Syndicated Bimonetary loan, the holders of the New Money 2021 Notes and Class 5 Notes, the lender under the ICBC Dubai Loan, and the lenders or relevant holders under new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million and (y) the holders of the Argentine Notes Series 2021, in this case subordinated to the creditors detailed in (x), of (i) certain collection rights of AA2000 vis a vis Terminal de Cargas Argentinas S.A. (business unit of AA2000), excluding 15% of the revenues under the AA2000 Concession Agreement, (ii) any residual rights AA2000 could be entitled to receive as final beneficiary (fideicomisario) to and under (but none of its obligations under or relating to) the AA2000 Concession Agreement, contracts and applicable laws in respect to the rights to receive payments in the event of termination, expropriation or redemption of the AA2000 Concession Agreement, including the right to receive and withhold payment pursuant thereto, which have been transferred and assigned in trust to the Tariff Trust; (iii) the residual rights, as beneficiary or final beneficiary (fideicomisario), of AA2000 under the Tariff Trust exclusively relatively to the non-assigned portion of such assets net of the amounts destined to fund the Series 2021 Offshore Reserve Account (the “Cargo Trust”).  Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 are cancelled in full, AA2000 will amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine Notes Series 2021 become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries under the Cargo Trust become secured by the Tariffs Trust on a pro rata pari passu basis with the Argentine Notes Series 2021.  Pursuant to Resolution No. 66/2021 the ORSNA authorized the amendment and restatement of the Tariff Trust and the Cargo Trust.

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

Previous Sub-concessions

Pursuant to the bidding documentation for our concessions in Argentina, we were required to maintain in effect certain sub-concessions granted by the Argentine Government for the provision of commercial activities within our airports that were in effect at the time we commenced our activities at the airports until the expiration of such agreements’ terms.  After the expiration of their terms, such sub-concessions will belong to us.  We may decide to continue such activities ourselves, continue with the existing providers or enter into new agreements with third parties to provide such services.  We describe below the most important agreements that are currently in effect.

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

●	Agreement with Interbaires: On April 24, 1990, the Argentine Government granted a 20-year concession to Interbaires, which may be automatically extended for an additional 10-year term. Interbaires operates the duty free shops at Ezeiza, Aeroparque and the airports of Córdoba, Bariloche, Mendoza, Mar del Plata and Iguazú. AA2000 agreed to extend the concession on May 4, 2010. The additional term under which Interbaires will continue providing services to us consists of an additional 17 years, two months and 29 days, and expires on February 8, 2028. Interbaires pays us a monthly royalty fee equal to 15% of its total gross revenue, net of VAT.

●	Agreement with Gate Gourmet (previously Buenos Aires Catering): In 2005, we entered into an agreement with Gate Gourmet, which granted such company an exploitation and commercial use permit for the provision of catering services in aircraft, laundry services, catering for third parties delivered outside the airports and training courses, among other services. Such agreement is expected to expire on February 29, 2028. Pursuant to such agreement, Gate Gourmet is required to pay us a monthly fee of 10% of the gross amounts invoiced by such company for the provision of catering services, 5% of the gross amounts invoiced for laundry services, 1.5% of the gross amounts invoiced for the renting of space for training courses and 1.5% of the gross amounts invoiced for catering to third parties delivered outside the airports.

Share Transfer Restrictions

AA2000’s shares may not be pledged or encumbered without prior authorization from the ORSNA. The pledging or refraining from pledging shares or other assets may not be regarded as a condition precedent for fulfillment of investment commitments and may not serve as justification for failing to fulfill the commitments assumed under the AA2000 Concession Agreement in a proper and timely manner.

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

Miscellaneous Provisions

Under the terms of the AA2000 Concession Agreement, we and the Argentine Government have additional rights and obligations, including the following:

(i)	we are permitted to use and manage airports other than the airports under the AA2000 Concession Agreement with the prior authorization of the Argentine Government;
(ii)	in order to encourage the performance of new works in the airports, we may stipulate in agreements with third parties aimed at rendering services which require the performance of new works, upon the prior authorization of the ORSNA that these agreements shall continue in effect in the event of an early termination of the AA2000 Concession Agreement. In such a case, the Argentine Government or its assignee shall be subrogated in our rights and obligations under such agreements; and
(iii)	the Argentine Government, through the Secretary of Transportation, is required to establish a procedure for governing slot allocation at each apron.

Specific Allocation of Revenue

Under the terms of the AA2000 Concession Agreement, we are required to, on a monthly basis, allocate an amount equal to 15% (in Argentine pesos) of the total revenue derived from the concession (“Specific Allocation of Revenue”), pursuant to the following percentages:

●	11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System, as determined by ORSNA.
●	1.25% of total revenue to a fund to study, control and regulate the AA2000 Concession Agreement, which shall be administered and managed by the ORSNA.
●	2.5% of total revenue to a trust for investment commitments for the airports under the AA2000 Concession Agreement.

The Specific Allocation of Revenue is set forth in a trust agreement for the development of the Argentine National Airport System executed on December 29, 2009, between us and Banco Nación, as trustee (“Development Trust”). See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Development Trust” below.

However, for the purpose of calculating the Specific Allocation of Revenue, we do not take into account our revenue derived from reimbursement of expenses by our sub - concessionaire’s, revenue derived from Construction Services under IFRIC 12, and the revenue resulting from our contributions to the Development Trust aimed at investments in our airports equivalent to 2.5% of the total revenue derived from the AA2000 Concession Agreement.

Investment Plan

Investment Commitments

Under the terms of the AA2000 Concession Agreement and the Technical Conditions of the Extension, we are required to make capital expenditures in accordance with our investment plan, which sets forth the amount of our required investment commitments for the period from 2006 through the end of the AA2000 Concession Agreement in 2038.

Prior to the approval of the Technical Conditions of the Extension, our total required investment commitments from January 2006 until 2028 were AR$2.2 billion (at constant values corresponding to December 2005). As of December 31, 2021, we had invested AR$2.9 billion (at values corresponding to December 2005) under our investment plan. Our capital expenditures for the years ended December 31, 2023, 2022, 2021, 2020, 2019 and 2018 are currently under review by the ORSNA. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.” Our investments have thus far been financed by cash generated by our operations, funds from the Development Trust and the net proceeds from our issuance of indebtedness.

Pursuant to the Technical Conditions of the Extension, AA2000 is obliged to comply with the 2020/2021 Direct Investment Commitment, the Development Trust Leverage Commitment, the Availability of Funds Commitment and the 2024 - 2027 Commitment (among other obligations assumed by AA2000, see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension”).

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

With respect to the capital expenditures to be performed under the 2022/2023 Commitment and the 2024-2027 Commitment, Resolution No. 60/2021 of the ORSNA established that AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately U.S.$500 million plus VAT, to be performed in two phases:  Phase 1 Commitment and Phase 2 Commitment.

As of December 31, 2022, we have invested AR$75 million (VAT included) (at values corresponding to December 2019). Our capital expenditures for the year ended December 31, 2022 are currently under review by the ORSNA. In addition, with respect to AA2000’s commitments under the Technical Conditions of the Extension and Resolution No. 60/2021, as of the date of this annual report: (i) AA2000 has fully complied with the 2020/2021 Direct Investment Commitment and the Availability of Funds Commitment; (ii) with respect to the Development Trust Leverage Commitment, in December 2022 and January 2023, AA2000 informed the ORSNA that is has complied with its best efforts obligation under this commitment. On May 22, 2023, in response to the filing made by AA2000, the ORSNA took note of the best efforts performed by AA2000 in compliance with the Development Trust Leverage Commitment and requested to AA2000 its collaboration so that, if the ORSNA deems it appropriate and the financial landscape improves, other financing options for the Development Trust may be sought. In light of this, on May 23, 2023, AA2000 expressed its agreement to fully collaborate with the ORSNA to that end; and (iii) regarding the Phase 1 Commitment, the Company is currently executing the infrastructure works in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021, while the Phase 2 Commitment is pending. With respect to the Phase 1 Commitment, on February 5, 2024, AA2000 informed the ORSNA about the status of the referred commitments as of December 31, 2023.  Works amounting to U.S.$262.1 million (VAT included) have been initiated, of which U.S.$190.3 million (VAT included) have been executed.  Considering the amount utilized for the Redemption of the Preferred Shares Commitment, totaling U.S.$174.2 million, the total amount committed under the Phase 1 Commitment amounts to U.S.$436.3 million (VAT included), which surpasses the required commitment amount for this phase (U.S.$336 million). As of the date of this report, U.S.$364.5 million (VAT included) (out of the U.S.$436.3 million (VAT included) committed) have been executed.  As of the date of this annual report, the ORSNA has not issued a response to the filing made by AA2000.  See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—If the ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we would be required to make additional capital expenditures, which may affect our cash flows and financial condition.”

Compliance with the Investment Plan

The investments contemplated in the five-year plans submitted to the ORSNA will be directed, in all cases, to cover operating needs and capacity and demand increases, as well as the fulfillment of international quality and safety standards within our airports. We may not commence works that are not authorized by the ORSNA and included in the applicable investment plan. All works authorized by ORSNA, even in excess of the required amount, are considered for the purposes of the economic equilibrium, as described below.  We must submit to the ORSNA, in accordance with the procedure established by said regulatory authority, each five - year investment plan before January 31 of the year preceding the year in which the investment plan will be performed. If the ORSNA makes observations on the investment plan, AA2000 must implement the relevant amendments, otherwise it will be considered a violation of the AA2000 Concession Agreement. Likewise, the ORSNA will specify the rules that govern the authorization of related constructions.

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

Master Plan

Under the terms of the AA2000 Concession Agreement, we are also required to establish a master plan for each of our airports, which shall be approved and can only be subsequently amended by the ORSNA. Each master plan sets forth the investment commitments to be received by each airport over the term of the AA2000 Concession Agreement, considering the expected demand for aeronautical and commercial services.

Economic Equilibrium

The Technical Conditions of the Extension sets forth financial projections (“Financial Projection of Income and Expenses”) of our income, operational expenses, investment obligations and the procedure for paying balances and mutual claims for the period January 1, 2006 through February 13, 2038 (expressed in December 2019 values). The “economic equilibrium” derives from, and is determined in accordance with, the Financial Projection of Income and Expenses which establishes fund flows for each year during the AA2000 Concession Agreement. Under the AA2000 Concession Agreement, the ORSNA must annually review the Financial Projection of Income and Expenses in order to verify and preserve the equilibrium of the variables on which it was originally based. During each annual review, amounts previously included in the Financial Projection of Income and Expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation for such year in accordance with a formula set forth in the Final Memorandum of Agreement, in order for the Financial Projection of Income and Expenses to be restated in constant values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession Agreement which, together with our past results of operations, may result in an economic equilibrium. The three principal factors that determine economic equilibrium are the payments we make to the Argentine Government, the fees we charge for aeronautical services (such as passenger use fees and aircraft landing and parking fees) and the investments that we are required to make under the AA2000 Concession Agreement. The ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. The only factors that have been adjusted in the past have been the fees that we are permitted to charge for aeronautical services and the additional investment commitments. The AA2000 Concession Agreement contemplates annual revisions to be made during March of each year. All changes to the projections are contemplated to be effective as of April 1 of the same year, although as of the date of this annual report, the yearly adjustments for 2018, 2019, 2020, 2021 and 2022 were not yet effective, which were postponed until 2023 according to the Resolution No. 60/2021.

In September 2021, the ORSNA deferred to June 30, 2023, the yearly adjustments of the Financial Projection of Income and Expenses, based on the detrimental effects that the COVID-19 pandemic had on the air traffic. In July 2023, the ORSNA issued Resolution No. 56/2023, by virtue of which the conditions and conclusions established in the report prepared by the Gerencia de Regulación Económica y Financiera regarding the Financial Projection of Income and Expenses for the period 2019 - 2023 were approved. According to the provisions of Resolution No. 56/2023 and the report referred therein, the comprehensive review of the Financial Projection of Income and Expenses for the period 2019 - 2023 will be considered by the ORSNA upon the recovery of international passenger traffic to values similar to those registered in 2019.

The provisions of Resolution No. 56/2023 were challenged by AA2000 through the filing of a lawsuit against the ORSNA, “Aeropuertos Argentina 2000 S.A. –. ORSNA - Res. 56/23 s/ proceso de conocimiento”, Docket No. CAF 32610/2023), heard by the National Federal Administrative Litigation Court No. 9, Secretariat No. 17.  In the referred proceeding, among other petitions, AA2000 requested the ORSNA to (i) proceed to complete the review process of the Financial Projection of Income and Expenses for the period 2018-2022, and consequently (ii) order the relevant tariff adjustments to restore the economic equation of the concession granted to AA2000 in the terms contractually required to achieve the final result of the internal rate of return of 16.45% established in Technical Conditions of the Extension.

In addition, in the context of Resolution No. 56/2023 and within the review process of the Financial Projection of Income and Expenses for the period 2018-2022, the ORSNA issued Resolutions 65/2023 and 66/2023.  AA2000 filed with the ORSNA a motion for reconsideration (“recurso de reconsideración”) against these resolutions and requested the suspension of their effects.

In November, 2023, the ORSNA and AA2000 entered into an agreement whereby they agreed:  (i) to suspend the proceeding detailed above until June 30, 2024; (ii) that AA2000 must, at its cost, engage a passenger traffic consulting study; (iii) to postpone until May 30, 2024, the annual ordinary review of the Financial Projection of Income and Expenses, corresponding the period 2018-2023.  The court ratified the suspension of the proceeding agreed with ORSNA.  As of the date of this annual report, AA2000 has fulfilled the commitments assumed under the referred agreement.

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

In line with the provisions of the Technical Conditions of the Extension (see “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension” above), Resolution No. 4/2021 of the ORSNA was published in the Official Gazette. The referred resolution establishes the following:

●	an increase of U.S.$6 (from U.S.$51 to U.S.$57) in the international passenger fee for travelers departing from AA2000 airports. This tariff increase became effective on January 14, 2021, for flights as of March 15, 2021;
●	domestic passenger fees remain unchanged until the end of 2021 (being applicable the fees approved by Resolution No. 93/2019);
●	aircraft fees remain unchanged for both domestic and international air operators (being applicable the provisions of Resolution No. 92/2019); and
●	on December 29, 2021, the ORSNA issued Resolution No. 83/2021 by virtue of which it approved an increase of the domestic passenger use of AR$419, from AR$195 to AR$614, for flights departing from Category I Airports. The increase is in force as from January 1, 2022, for flights tickets issued as from March 1, 2022. In December 2022, the ORSNA issued Resolution No. 98/2022 by virtue of which an increase of the use fee for the domestic passenger was approved, establishing a fee of AR$1,100 effective as of January 2023. In November 2023, the ORSNA issued Resolution No. 84/2023 by virtue of which a new increase of the use fee for the domestic passenger was approved, establishing a fee of AR$2,540 for Category I airports, AR$1,771 for Category II airports and AR$1,551 for Categories III and IV airports.

We filed the December 30, 2008 resolution containing the Mechanisms for the Revision of the Financial Projection of Income and Expenses and the August 5, 2008 resolution containing the Manual of Regulatory Accounting, as exhibits to the annual report on Form 20-F for the year ended December 31, 2018. We filed Resolution 75/2019 in relation with the Financial Projection of Income and Expenses for the year 2016, Resolutions 92/2019 and 93/2019 in relation with the Financial Projection of Income and Expenses for the year 2017 on October 24, 2019 and Resolution No. 4/2021 under cover of Form 6-K and we intend to file each future resolution of ORSNA relating to these periodic revisions of Financial Projections of Income and Expenses under the same cover.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001/2002 economic crises, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

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

In addition, as a condition of effectiveness of the extension of the term of the AA2000 Concession Agreement, AA2000 was required to evidence with the Argentine Government its waiver of all claims, remedies and filed or ongoing lawsuits against the Argentine Government and/or its decentralized entities (i.e. the ORSNA), or, if applicable, it shall demonstrate it has obtained the corresponding judicial approval whenever the parties involved deem it necessary.  Such waiver shall not be understood as an acknowledgment of the legitimacy of such fines.  As of the date of this annual report, AA2000 has waived all the ongoing claims against the Argentine Government and the ORSNA.

Regulation of Fees

The AA2000 Concession Agreement establishes the maximum fees that we may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each departing passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft fees, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors.  In accordance with its annual review of our financial projections, the ORSNA may adjust the maximum fees which we may charge, considering increases in air traffic, improvements in efficiency, increases in taxes, the level of services provided, as well as projected investment levels under the master plan and the need to preserve the economic equilibrium of the AA2000 Concession Agreement.  See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Economic Equilibrium” above.  The implementation of such fees generally occurs over different periods of time following the effectiveness of the resolution authorizing such fees.  In addition, from time to time as established by the ORSNA, we may set fees for arrangements not contemplated under the AA2000 Concession Agreement when the implementation of such additional charges represents technical and financial improvements in the provision of services to airlines and passengers.  Under Argentine law, we have the right to collect all passenger use fees and aircraft fees.

Pursuant to ORSNA Resolutions Nos. 10/09, 126/11, 117/12, 45/14, 168/15, 168/15 101/16, 93/2019, 04/2021 and 83/2021 airlines that pay aircraft landing fees on time benefit from a 70.0% discount of the international aeronautical fees set forth in Annex II of the Final Memorandum of Agreement.  As of the date of this annual report, the discount entails a 48.42% effective discount on landing fees, and a 42.78% effective discount on parking fees.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2022 (except for domestic flights which are effective as from January 3, 2024), we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights(1)	U.S.$	57.00	U.S.$	37.97	U.S.$	39.66	U.S.$	39.66
Domestic flights(2)	AR$	2,540.00	AR$	1,771.00	AR$	1,551.00	AR$	1,551.00
(1)	By means of Resolution No. 81/2023 issued by the ORSNA on November 16, 2023, the ORSNA amended the Use Fees for the “MyD. Carlos Eduardo Krause” Airport in the city of Puerto Iguazú, Province of Misiones, for direct international flights originating from the city of Puerto Iguazú Airport with direct international destinations, without connections to other national airports, setting it at the amount of U.S.$15 per passenger for tickets issued as November 21, 2023, to be used from January 1, 2024. The Company filed with the ORSNA a motion for clarification and reconsideration (“recurso de aclaratoria y reconsideración”) against said resolution.
(2)	Tariffs established by Resolution No. 84/2023 issued by the ORSNA on November 30, 2023 and published in the Official Gazette on December 4, 2023.

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

Commercial Revenue

Fees for commercial services may be freely established by us.  However, all terms of agreements with third parties for the provision of commercial services must be notified to the ORSNA.  If the ORSNA objects to the terms of an agreement, it may request that the agreement be terminated.  Either we or the third party may challenge such request in an administrative proceeding to be decided by the ORSNA, which is subject to further administrative proceedings and judicial review.

Termination by the Argentine Government upon breach by AA2000

The Argentine Government may terminate the AA2000 Concession Agreement upon the existence of the following conditions:

●	if we repeatedly breach, as determined by the ORSNA, any of our obligations under the AA2000 Concession Agreement (including our obligations under the Technical Conditions of the Extension) and the breach is not cured within the time period specified by the ORSNA in its notice of the breach;
●	if the cumulative amount of fines (affirmed by final administrative ruling) imposed on us exceeds 20% of our annual gross revenue, net of taxes and charges, as calculated by the ORSNA at the end of each fiscal year;
●	if any of our shareholders encumber or allow to be encumbered in any manner AA2000’s shares without the ORSNA’s consent, and do not secure the discharge of the encumbrance within a time period specified by the ORSNA;
●	if we fail to pay the Specific Allocation of Revenue in due manner and time;
●	if AA2000’s shareholders approve, without the ORSNA’s consent, an amendment to our bylaws or a stock issuance that alters or permits alterations of the shareholdings existing at the time of incorporation, on the terms established under the AA2000 Concession Agreement; or
●	if our shares are transferred and no technical expert remains a shareholder without the prior approval from the ORSNA.

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

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes 2020, the Argentine Notes Series 2021, the New Money 2021 Notes, the Syndicated Bimonetary Loan and the ICBC Dubai Loan.

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

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes Series 2017, the Argentine Notes 2020, the Argentine Notes Series 2021, the New Money 2021 Notes, the Syndicated Bimonetary Loan and the ICBC Dubai Loan.

In addition, in case the Argentine Government decides to buy out the AA2000 Concession Agreement, it is our understanding that the economic equilibrium of the concession needs to be met since the beginning of the concession until the date of the termination.

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

Additionally, if the Argentine Government’s breach of the AA2000 Concession Agreement that gives rise to our termination of the AA2000 Concession Agreement is caused by the negligence, fault or willful misconduct of the individuals acting on behalf of the Argentine Government, we shall have the right to demand compensation for all damages, with the exception of lost profits.

Termination of the AA2000 Concession Agreement shall be deemed a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, the New Money 2021 Notes, the Syndicated Bimonetary Loan and the ICBC Dubai Loan.

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

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government.  The collateral assignment of revenue must be previously authorized by a resolution of the ORSNA who is also responsible for auditing the application of the funds.  On January 17, 2017 April 24, 2020, and October 15, 2021 the ORSNA issued Resolutions No. 1/2017, 21/2020, and No. 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenue under the Tariff Trust.  On August 8, 2019, August 18, 2020, March 16, 2021, June 17, 2021, and October 15, 2021, the ORSNA issued Resolutions Nos. 61/2019, 57/2020, 2/2021, 3/2021 y 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenues and rights established by the Cargo Trust.  Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 are cancelled in full, AA2000 will amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine Notes Series 2021 become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries become secured by the Tariffs Trust on a pro rata pari passu basis with the Argentine Notes Series 2021.  Pursuant to Resolution No. 66/2021 the ORSNA authorized the amendment and restatement of the Tariff Trust and the Cargo Trust.  See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Collateral Assignment of Revenue.”

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

Under the Development Trust, the following trust funds were established:

●	“Trust Fund to Study, Control and Regulate the Concession,” consisting of the assignment in trust of 1.25% of AA2000’s total revenues, which shall be designated to carry out studies on the control and regulation of the concession as required by the ORSNA. The trust was terminated in 2011;
●	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,” consisting of Allocated Revenues under the Mutual Claim Settlement Procedure, which shall be designated to pay the amount of AR$195.0 million plus interest at a 2% annual rate, owed to the Argentine Government according to the provisions set forth in the Final Memorandum of Agreement. See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Withdrawal and Settlement of Claims.” In turn, such funds shall be used in connection with infrastructure projects at airports of the Argentine National Airport System not operated by us;
●	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,” consisting of the assignment in trust of 11.25% of AA2000’s total revenues, 70.0% of which is to be contributed to finance infrastructure airport works and to improve the services provided in airports of the Argentine National Airport System and 30.0% of which is to be contributed directly to ANSES;
●	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” consisting of the assignment in trust of 2.5% of AA2000’s total revenues derived from services under the AA2000 Concession Agreement, which shall be designated to finance works included in each five-year investment plan; and

●	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” consisting of the assignment in trust of 100% of the amounts deriving from specific charges and tariff increases that may be set in the future, net of collection expenses, which shall be designated to finance airport infrastructure works as it shall be detailed in the regulations under which such specific tariff and charges are created. Pursuant to Resolutions No. 118/12, as amended, and 45/14, the ORSNA created two specific trust funds: (a) “Trust Fund for Works of 2012 Project” and (b) “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” In 2021, the Trust Fund for Works of 2012 Project ceased to exist and its funds were transferred to the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.” Under the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement,” after giving effect to the Specific Allocation of Revenue detailed above, we needed to assign: 10.72% of the passenger use fees approved by the ORSNA for the 2011–2012 revision period, for the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement” (which include works that were not previously specified in the AA2000 Concession Agreement, nor in the Final Memorandum of Agreement), until the expiration of the concession or the expiration of a 30-year period, whichever occurs first. By Resolution No. 83/2023 dated November 30, 2023, the ORSNA ordered the closure of the “Trust Account of the Trust Fund for the Reinforcement of Significant Works in Airports under the AA2000 Concession Agreement” and established that (i) AA2000 must ensure the completion of ongoing construction works and those still pending that are incorporated in the financial commitments programmed under the “Trust Account of the Trust Fund for the Reinforcement of Significant Works in Airports under the AA2000 Concession Agreement”; and (ii) the funds deposited in said account, as well as the funds owed to it by AA2000, shall be transferred to the “Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,” and shall be computed as additional direct investments to the amounts that AA2000 must transfer to the referred trust fund, added to the expenses planned as direct investment for the years 2024-2027.

The term of the above-mentioned trust funds shall not exceed 30 years and shall be terminated if the concession is terminated for any cause, except for the “Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,” which shall have the duration set forth under the regulations pursuant to which such tariff and charges are created.

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

The Development Trust provides that we may pay the amounts in cash payable to the Development Trust through the assignment of credits owed to us originated in aeronautical services and/or commercial services within the AA2000 Concession Agreement, subject to the ORSNA’s prior authorization.  In light of this, in February 2021, AA2000 requested authorization to the ORSNA to implement the agreement reached with Aerolíneas Argentinas under which AA2000 will assign to the Development Trust the credit against Aerolíneas Argentinas and Austral Líneas Aéreas for the aggregate amount of AR$120 million and U.S.$36 million corresponding to the debt owed by these companies as of March 31, 2020 (the “Assignment of Aerolíneas Argentinas Credit”).  On July 21, 2021, AA2000 sent the ORSNA a detailed allocation of the assigned credit to the different accounts of the Development Trust.  The amounts assigned to the Development Trust will be allocated to cancel (i) the 2020 Specific Allocation of Revenue outstanding as of November 2020; and (ii) the amounts owed by AA2000 under the “Trust Fund for Works of 2012 Project” and the “Trust Fund for the Reinforcement of Significant Works in airports under the AA2000 Concession Agreement.”  On April 5, 2022, the former Ministry of Transportation (currently, the Secretary of Transportation) took the planned intervention.  On June 14, 2022, the ORSNA notified AA2000 that the Ministry of Transportation had completed its intervention and approved the assignment in the terms described.

As of the date of this annual report, AA2000 has notified both, Aerolíneas Argentinas, as assigned debtor, and Banco de la Nación Argentina, as trustee under the Development Trust, about the assignment.  Also, in 2022, AA2000 received a payment in cash from Aerolíneas Argentinas, for an amount of approximately U.S.$15 million, and additional payments in cash in 2023 for an aggregate amount of approximately U.S.$27.5 million, including both outstanding debt and current amounts.

Other Airports we Operate in Argentina

In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport and the Bahía Blanca Airport.

In 2001, the Government of the Province of Neuquén together with the ORSNA awarded to us the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which was set to expire in 2021. By virtue of Decree No. 1820/2021, issued by the Executive Branch of the Province of Neuquén, the concession was extended for an additional term of five years, expected to terminate in 2026. In 2008, the Municipality of Bahia Blanca together with the ORSNA awarded to us the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire in 2033. Both concession agreements provide the possibility of extension upon approval. The Neuquén Airport and the Bahía Blanca Airport are not material to our business.

Italy

Headquartered in Florence, TA is the result of the merger of SAT, Galileo Galilei S.p.A. and ADF on June 1, 2015. As a result of the merger, CA Italy, which is 75% owned by CAAP, has a controlling stake of 62.28% of TA. We indirectly own 46.71% of TA’s issued and outstanding common stock Prior to the merger, SAT and ADF were granted concessions for the management of the Pisa Airport and the Florence Airport, respectively. After the merger, the concessions were transferred to TA. Set forth below is a description of their main terms and conditions, as well as of the relevant regulatory framework.

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

●	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.
●	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.
●	In implementation of Law No. 537/1993, Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.
●	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.

●	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the abovementioned Ministerial Decree No. 521/1997, issued the Directive No. 141-T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

●	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.
●	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.
●	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.
●	Directive 96/67/EC on access to the ground handling market at European Union airports and the relative implementation of Legislative Decree No. 18/1999, as subsequently amended and supplemented.
●	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.
●	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.
●	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.
●	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.
●	Law No. 77, enacted on July 17, 2020, extended the term under the Italian Concessions Agreements for two additional years.

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

As discussed above, the Italian Government may exercise its veto power in relation to the adoption of shareholders’ meeting or management body meeting resolutions of companies that own strategic assets in the transport sector in the matters indicated in Article 2, paragraph 2, of Law Decree No. 21/2012. Accordingly, the company that owns these strategic assets must notify the Prime Minister’s Office (Presidenza del Consiglio dei Ministri) within ten days of the implementation of any such resolution and must provide the complete set of information concerning the resolution itself (Article 5, Presidential Decree 86/2014). The Prime Minister’s Office will announce any veto it may issue within 15 business days after being so notified. If additional information is requested by the Prime Minister’s Office, the deadline for giving notice of any veto is postponed once until such requested information is received. The Italian Government’s veto power may also be exercised by imposing specific requirements or conditions if such requirements and conditions are considered to be sufficient to ensure protection of the public interest in the security and operation of the networks and installations and continuous provision of services. If the deadline for announcing any veto expires without any order having been issued, the transaction is deemed approved and can be executed.

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

The Pisa Concession Agreement

With the Inter-managerial Decree (decreto interdirigenziale) No. 002/2004, the Pisa Airport was assigned to ENAC. After a temporary concession which started in 2001, the current concession for Pisa Airport (“Pisa Concession”) was approved on December 7, 2006, with the Inter-Ministerial Decree issued by the Ministry of Transportation, the Ministry of the Economy and the Ministry of Defense.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January  2023, under the Pisa Concession:

	2023 (1)
	(in Euros)
Takeoff/Landing
Landing and take offs (< 25 t)	2.34
Landing and take offs (> 25 t (each subsequent ton))	3.23
Parking (per hour or fraction besides the first two hours)	0.27
Cargo embarking/ Disembarking	0.0238
Check-in desks	1.45
Assets for exclusive use/offices	66.35
Fueling	0.0057
Passengers charges (EU adult)	5.98
Passengers charges (EU child)	2.99
Passengers charges (EXTRA EU, adult)	6.86
Passengers charges (EXTRA EU, child)	3.43
Body Check & Hand Baggage Security	2.25
Hold Baggage Security	0.73
Deicing	0.13
Loading bridge (till 1 hour)	85.88
Loading bridge (after the 1st hour)	171.76
Assets for exclusive use-offices	199.06
Assets for exclusive use – technical operating room	66.35
Assets for exclusive use – airside areas	19.91
PRM	1.09	(2)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 26839/22 dated December 22, 2022.
(2)	Effective as of February 1, 2021.

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined by the Ministry of Finance and the Ministry of Infrastructure and Transport pursuant to Law No. 662/1996.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2023, TA paid an annual canon equal to €3.9 million under the Pisa Airport Concession Agreement.

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

Investment Plan

Under the terms of our Pisa Concession Agreement, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective concession. On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

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

The Florence Concession Agreement

After a temporary three-year concession which started in 2001, the concession for the Florence Airport was approved on March 11, 2003, with the Inter-Ministerial Decree issued by the Ministry of Infrastructure and Transport and the Ministry of the Economy and Finance (the “Florence Concession Agreement” and jointly with the Pisa Concession Agreement, the “Italian Concession Agreements”).

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2023, under the Florence Concession Agreement:

	2023
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.81
Landing and takeoff fees (each subsequent ton)	6.45
Aircraft parking (per hour or fraction after first two hours)	0.22
Passengers charges (EU adult)	11.07
Passengers charges (EXTRA EU adult)	13.40
Passengers charges (intra EU flights, child)	5.54
Passengers charges (EXTRA EU, child)	6.70
Cargo embarking/disembarking charges	0.246
Body check and hand baggage security	1.73
Hold baggage security	0.99
PRM	1.56	(2)
Assets for exclusive use – offices	267.42
Assets for exclusive use -technical operating room	53.48
Assets for exclusive use – air side areas	21.39
Assets for exclusive use – offices fueler	258.50
Assets for exclusive use - Technical operating room fueler	51.70
Assets for exclusive use – fueler air side areas	19.61
Assets for exclusive use – self check-in	356.55
Check-in desks	3.06
Deicing	—	(1) (3)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 26843/22 dated December 22, 2022.
(2)	Effective as of February 12, 2023.
(3)	Will be invoiced based on actual consumption. No fixed fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2023, TA paid €1.8 million in annual canon under the Florence Concession Agreement.

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

The initial investment plan for the Florence Airport covered years 2014-2029. Following the COVID-19 pandemic, TA prepared a project review of the previous master plan, and a proposal for the 2035 TA Master Plan was defined.  In October 2022, TA initiated a public debate process as required by statute.  This process was completed on February 2023, and on April 2023, TA submitted to ENAC the new 2035 Florence airport master plan.  It received the technical approval by ENAC on May 2023, and at the beginning of June 2023, ENAC required the Ministry of Environment to start the new EIA – ESA procedure (a new integrated environmental procedure introduced by the law on 2020).  The scoping-phase of the EIA – ESA procedure was concluded in December 2023.  The next integrated assessment-phase will be carried out during 2024 and completion of such process is expected by the end of the summer 2024.  Once finished the above environmental procedure at the Ministry of the Environment, ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning compliance.  The procedure will be carried out in autumn 2024 and will be concluded by the end of November 2024.

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

ENAC has no liability in the disputes between TA, sub - concessionaires and third parties that arise in relation to the Florence Concession Agreement.

Brazil

Sources of Regulation

The Brazilian Federal Constitution provides that the Brazilian Government shall, directly or by concessions, authorizations or permissions, explore air and space navigation and all airports’ infrastructures.

In 1997, Federal Law No. 9,491/1997 was enacted and created the National Privatization Program (Programa Nacional de Desestatização) which established the framework for privatizations in Brazil. Since the enactment of the National Privatization Program, the Brazilian privatization process has undergone constant change as economic and political realities shifted.

Starting in 2010, upon the enactment of Presidential Decrees Nos. 7,205/2010, 7,531/2011, 7,896/2013 and 8,517/2015, the following airports were included in the National Privatization Program and began to be operated by third parties under concession agreements: Natal–Aluízio Alves; São Paulo–Guarulhos; Campinas–Viracopos; Brasilia–Juscelino Kubitschek; Rio de Janeiro–Galeão; Cofins–Tancredo Neves; Porto Alegre–Salgado Filho; Salvador–Luís Eduardo Magalhães; Florianópolis–Hercílio Luz; and Fortaleza–Pinto Martíns.

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

Natal Concession Agreement

The concession agreement for the construction, operation and maintenance of the Natal Airport (the “Natal Concession Agreement”) was awarded in August 2011 to ICASGA and became effective on January 18, 2012.  The initial term of the Natal Concession Agreement was for 28 years and could be extended for another five years.

On March 5, 2020, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport under Law No. 13.448 of July 5, 2017 and ANAC Resolution No. 533 of November 7, 2019.

On November 20, 2020, ICASGA and ANAC executed an amendment to the Natal Concession Agreement setting forth the rules and proceedings for the re-bidding.

On May 19, 2023, ANAC conducted the new bidding process for the airport which was awarded to Zurich Airports.

On September 12, 2023, a contract between the new concessionaire and ANAC was executed.  On December 27, 2023 the budget required for indemnification payment by the Government was approved by the National Congress and sanctioned by the President of Brazil, determining the final gross indemnification in the amount of R$609.5 million.  On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees (a total net payment of R$199.7 million equivalent to U.S.$41.3 million), extinguishing all the concession fees obligations that ICAGSA maintained.  On January 5, 2024, the remaining compensation was collected.

Brasilia Concession Agreement

The concession agreement for the construction, operation and maintenance of the Brasilia Airport (“Brasilia Concession Agreement”) was awarded in February 2012 to ICAB and became effective on July 24, 2012. The initial term of the Brasilia Concession Agreement is for 25 years and can be extended for an additional 5 years, if necessary, to reestablish economic equilibrium.

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

During the term of the Brasilia Concession Agreement, ICAB shall be responsible for, among other things:

●	providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law No. 8.987/95 (the “Brazilian Concessions Law”), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Brasilia Airport Development Plan;
●	implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the Brasilia Airport Development Plan;
●	providing proper service (according to what the Brasilia Airport Development Plan defines as regular, continuous, efficient, safe, up to date, broad and courteous service), at a fair price, to the general public and airport customers;
●	performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;
●	presenting the Brazilian ANAC with an Infrastructure Management Plan every five years and an annual Service Quality Plan during the term of the ICAB Concession Agreement;
●	submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the Brasilia Concession Agreement and applicable regulations;
●	developing and implementing plans for dealing with emergencies at the airports, maintaining, for such purposes, human resources and materials required by industry regulations and the Brasilia Airport Development Plan; and
●	meeting minimum corporate capital requirements with respect to ICAB that is, a minimum subscribed and paid-in corporate capital in the amount of R$243.251 million.

Concession Fees

Annual Fixed Payment

Under the Natal Concession Agreement, ICASGA was required to pay the Brazilian ANAC an annual fixed payment adjusted based on the base interest rate of the Central Bank of Brazil in the amount R$6.8 million for the years 2020 to 2032, and R$9.7 million for the years 2033 to 2040.  Due to the re-bidding process, since 2021 ICASGA was authorized to defer payment of the concession fee owed to the Brazilian ANAC.  On December 29, 2023, such deferred amounts, liquid credits with economic-financial rebalancing (R$87 million equivalent to U.S.$18.0 million), were discounted from government payments in the amount R$287 million (equivalent to U.S.$59.3 million) as compensation for ICASGA.

In December 2023, ICASGA received a gross indemnification in the amount of R$609.5 million (equivalent to U.S.$125.9 million. As of December 31, 2023, a net gain of R$825 million (equivalent to U.S.$166.5 million) was recognized mainly due to a gain for the reversal of impairment losses recognized in previous periods over intangible assets of R$514 million (equivalent to U.S.$103.8 million) and other operating income that includes the compensation of intangible assets of R$125 million (equivalent to U.S.$25.2 million) and a net gain from the offset of other assets and liabilities of the concession for a total of R$186 million (equivalent to U.S.$37.5 million).

Throughout these nearly four years of the amicable returning process, Inframerica ensured service excellence and maintained a cooperative and smooth collaboration with all parties involved.  All financial commitments were met, and the administrator is expected to transfer the asset in good standing with all its partners and authorities.

The Concessionaire has been internally working with its employees to ensure a termination process that complies with all CLT (Consolidation of Labor Laws).

On December 31, 2023, Inframerica, the concessionaire of Natal Airport S.A., was absorbed by ACI do Brasil S.A., a subsidiary of CAAP.

Under the Brasilia Concession Agreement, ICAB is required to pay the Brazilian ANAC an annual fixed payment of the following amounts adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”):  a fixed annual payment, as well as a variable payment, adjusted by IPCA.  In relation to the annual payment for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037).  Regarding the 2022 concession fee, a partial payment of R$81.6 million was made through the application of re-equilibrium credits.  To pay the remaining amount, on November 21, 2022, ICAB presented to the Ministry of Infrastructure an offer of court payment orders, which is still in process of analysis.  In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.  Regarding the 2023 concession fee, in December 2023.  ICAB paid in full the concession fee in the amount of R$352.7 million, of which R$248.2 million was paid in cash while the remaining R$104.5 was made through the application of re-equilibrium credits.

Annual Variable Payment

ICAB is also subject to an annual variable payment, equal to:  (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to R$925.1 million for the year ended December 31, 2023; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly-owned subsidiaries, for annual gross revenues above R$925.1 million for the year ended December 31, 2023.

Monthly Payment

Pursuant to the Brasilia Concession Agreement (as amended), ICAB (amendment N° 02/2018) and ICASGA (amendment N° 06/2018) shall also pay a monthly payment equal to 26.4165% of all airport tariffs received by each company.  Due to the re-bidding process, since 2021 ICASGA was authorized to defer payment of the concession fee owed to the Brazilian ANAC.  Such deferred amounts were discounted from the compensation received from the government.

On June 14, 2022, Law No. 14,368, revoked provisions of various laws and established that as of January 1, 2023, contributions to the National Civil Aviation Fund will not be due by airport concessionaires.  Consequently, monthly payments are no longer be required as of January 1, 2023.

Master Development Program

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. The Brazilian ANAC is the Brazilian Agency created in 2005 that integrates the Federal Public Administration and the Ministry of Transport, Ports and Civil Aviation in Brazil. The Brazilian ANAC is responsible for the regulation and inspection of civil aviation in Brazil, and is responsible for creating the standard model for carriers for airport infrastructure, and is the counterparty for the Brasilia Concession Agreement. The master development program (PGI – Plano de Gestão de Infraestrutura) includes planned investment (including capital expenditures and improvements) of the concession holder for the succeeding 5-year period.

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

Tariffs

ICAB is entitled to charge certain tariffs from users and airlines upon use of services, equipment, facilities and installations available at Brasilia Airports, including:

●	departure passenger charges;
●	connection charges
●	landing fees;
●	aircraft parking fees; and
●	cargo fees.

ICAB are prohibited from charging any tariff not provided for in the Brazilian Concession Agreements, or the applicable law and regulation. In addition, Law 14.034/2020 revoked the FNAC fee as of January 1, 2021.

The tables below set forth the maximum amounts that we were permitted to collect as of July, 2023, under the Brasilia Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	29.51	52.25

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
13.59	13.59

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
9.2378	24.6287

Rate of Permanence of the Group I

	Domestic	International
	(R$)	(R$)
Rate of Permanence	Final	Final
Maneuver Patio (PPM)	1.8252	4.9170
Long Stay Patio (PPE)	0.3875	1.0011

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

The relevant concessionaire may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events under Section V of the concession agreement occurs. The principal events are the following:

●	any changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure;
●	operational restrictions resulting from any act (or omission thereof) by any governmental body;
●	mandatory changes in tariffs or granting of tariff benefits;
●	changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and
●	force majeure event.

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

Guarantees and other Financial Commitments

Performance bond

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds for some events.  Main performance bonds relate to “Phase I-B” and “Phase II” events under the Brazilian Concession Agreements.  The current amount of Phase II is R$258.3 million (equivalent to approximately U.S.$53.4 million) in ICAB.  The performance bond in ICAB was fulfilled by a guarantee letter issued by CAAP an entered into with BMG insurance company.

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

The amount of any indemnification payment due to ICASGA or ICAB in the event of the expropriation, or termination by a judicial order, of the relevant concession will include the outstanding balance under the loan agreements entered by ICASGA or ICAB with BNDES and/or CEF. In addition, ICAB is entitled to receive payment for (i) non-amortized investments; and (ii) all applicable demobilization costs, including fines, termination payments and indemnifications due to employees, suppliers and other creditors.

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

The following are the main laws and regulations that govern the Amended Carrasco Concession Agreement and the operation of the Carrasco Airport and the Uruguay New Airports:

●	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state - owned agency created by Law No. 15,785, to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and on February 6, 2003, Puerta del Sur entered into the Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20-year term, extendable up to 30 more years, by paying an annual concession price or “fee.”
●	Executive Branch Decree No. 376/002, dated September 28, 2002, which includes the Régimen de Gestión Integral, which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.
●	Executive Branch Decree No. 153/003, dated April 24, 2003, Executive Branch Decree No. 192/003, dated May 20, 2003, and Executive Branch Decree No. 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Concession Agreement.
●	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.
●	Executive Branch Decree No. 303/005, dated September 13, 2005, Executive Branch Decree No. 469/007, dated December 3, 2007, Executive Branch Decree No. 491/009, dated October 19, 2009, Executive Branch Decree No. 20/012 dated January 27, 2012, Executive Branch Decree No. 148/2014, dated May 26, 2014, Executive Branch Decree No. 62/015, dated February 18, 2015, Executive Branch Decree No. 232/2017 dated August 28, 2017 and Executive Branch Decree No. 31/2018 dated February 2, 2018, all of which updated the tariffs set forth in the Carrasco Concession Agreement.
●	Executive Branch Decree No. 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”
●	Executive Branch Decree No. 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10 year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay— Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”
●	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.
●	Resolution No. 96006, dated November 30, 2020, issued by the Uruguayan executive power, authorized an amendment of the Carrasco Concession Agreement in order to reduce 50% the canon to be paid by Puerta del Sur during the first semester of 2020 as a consequence of COVID’s impact. On December 19, 2020, the Ministry of Defense and Puerta del Sure entered into such amendment to the Carrasco Concession Agreement to provide for such canon reduction.

●	Resolution No. 218/021, dated November 5, 2021, issued by the Execute Branch, which amended and extended the Carrasco Concession Agreement for an additional 20-year period, from November 2033 to November 2053 and incorporated the Uruguay New Airports located in the cities of Melo (Cerro Largo, Uruguay), Rivera (Rivera, Uruguay), Durazno (Durazno, Uruguay), Carmelo (Colonia, Uruguay), Paysandú (Paysandú, Uruguay) and Salto (Salto, Uruguay) into the scope of the Carrasco Concession Agreement.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport

●	Law No. 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.
●	Resolution No. 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.
●	Resolution No. 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.
●	Resolution No. 1351/2019 issued by the Executive Power dated March 28, 2019, which approved the amendment of the Punta del Este Concession Agreement, extending its term until March 31, 2033. The amended agreement was executed on June 28, 2019.

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

The Unidad de Control also controls compliance with the ICAO rules relating to maintenance and management of all airports, and is responsible for coordinating and controlling all activities related to the emergency plans of the airports.

Resolution No. 193/016 dated April 28, 2016, incorporated rules related to Emergency Plans at airports and Airports Certifications, which must be obtained by Puerta del Sur and CAISA. Before Resolution 193/016, both the Emergency Plan and the Airport Certification were obligations of the State. The completion of the Certification process is long and can last a couple of years.

The Carrasco Concession Agreement

In September 2002, the Uruguayan Government (through Law No. 17,555 and Executive Branch Decree No. 376/02) authorized the CND to incorporate a company with the purpose of  “managing, exploiting, operating, constructing and maintaining” the Carrasco Airport. Pursuant to the aforementioned authorization, in 2003 the CND incorporated Puerta del Sur, which entered into the Carrasco Concession Agreement with the Defense Ministry to operate the Carrasco Airport. The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which was extended for an additional 10-year period (i.e., until 2033) by Executive Branch Decree No. 229/2014 dated August 6, 2014.

In August 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the issued and outstanding shares of Puerta del Sur in a public auction organized by the Uruguayan Government at the Uruguayan Stock Exchange. In November 2003, Puerta del Sur took the effective control of the Carrasco Airport.

In order to meet the operator expertise requirements under the Carrasco Concession Agreement, upon consent of the Executive Branch, Puerta del Sur entered into an operating agreement with Cedicor, with experience in the management and operations of airports around the world, including in Argentina, Ecuador, Peru, Brazil, Italy and Armenia, to manage the Carrasco Airport. See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Airport Operator.”

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

Under the Amended Carrasco Concession Agreement, the concession is expected to expire on November 20, 2053.

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025, the operation of the Uruguay New Airports by Puerta del Sur under the Amended Carrasco Concession Agreement started progressively after meeting certain conditions.

The Uruguayan government consented to the amendment by Puerta del Sur of its by-laws to reflect the incorporation of the Uruguay New Airports under the Amended Carrasco Concession Agreement.

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

Obligations Assumed by Puerta del Sur as Concessionaire

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport, which includes performance of the following activities:

●	using Carrasco Airport facilities and the human and material resources associated with the aeronautical and commercial services regulated under the Carrasco Concession Agreement exclusively for such purposes;
●	taking all necessary measures (other than those under the responsibility of the Uruguayan Government) in order for Carrasco Airport to be included in the following categories of the IATA: (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of IATA;
●	maintaining Carrasco Airport operational 24 hours a day, seven days a week;
●	complying with applicable security measures required by the ICAO, as well as other measures required by DINACIA;
●	allowing the Uruguayan Government to comply with its duties under the Carrasco Concession Agreement as the regulator of the Carrasco Airport, including the services relating to air police, police enforcement, customs control, immigration, Interpol, meteorology, veterinary and healthcare;
●	keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24/7, 365 days a year) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances;
●	implementing the necessary measures to ensure freedom of access and nondiscrimination;
●	performing the works required by the Carrasco Concession Agreement. See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Construction of a New Passenger Terminal”;
●	reporting to the relevant authorities any breach of the Carrasco Concession Agreement and those which endanger or may endanger the security of Carrasco Airport, and cooperate with any investigations;
●	maintaining the guarantees and insurance policies valid and current in accordance with the terms of the Carrasco Concession Agreement;
●	reporting to DINACIA, the control entity of Carrasco Airport, any facts affecting the regulated airport activities;
●	paying the concession fee;
●	providing to the Unidad de Control all documents and information necessary to verify compliance with the Carrasco Concession Agreement;

●	permitting DINACIA (without any restrictions) to use a limited space at the Carrasco Airport free of charge, and compensating the Uruguayan Government for the provision of transit, flight protection, radio navigation and communications services; and
●	complying with all the obligations contained in the Régimen de Gestión Integral and all those inherent to a “reasonable” or “diligent” business owner.

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

On February 2, 2017, Puerta del Sur replaced SEA as operator and entered into an operating agreement with Cedicor. Under the terms of the operating agreement between Puerta del Sur and Cedicor, Puerta del Sur pays Cedicor an annual fee of 2.5% of Puerta del Sur’s operating income with a minimum of U.S.$500,000 and a maximum of U.S.$2.0 million per calendar year. On January 17, 2022, Puerta del Sur and Cedicor signed an amendment under which Cedicor agreed to also operate the new airports.

The Carrasco Concession Agreement requires that any entity acting as the operator of Carrasco Airport and/or the new airports must be approved by the Executive Branch and must satisfy the following conditions:

●	Technical operational capacity: The operator must have at least eight years’ experience in airport management and operations with, at minimum, 40,000 tons of cargo and 2.4 million passengers per year, as certified by the competent aeronautical authority of the country in which it operates. If the operator is a holding company, the referenced technical capacity will be that of the controlled entity. Cedicor’s technical and operational capacity was certified by the Aeronautical Authority of Guayaquil and approved by Uruguay’s Executive Branch.
●	Financial and economical capacity: The operator must have a minimum operating capital of U.S.$50.0 million in its most recently ended fiscal year, as evidenced by the audited balance sheet and income statement of the operator prepared in accordance with IFRS. Operating capital is calculated as the sum of net worth and short - term and long - term financial debt.

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

Landing Fees

Adjusted Price
U.S.$
(U.S.$ per ton)
Aircraft weight (tons)(1)
Up to 10 tons	69.48
10 – 20 tons	354.32
20 – 30 tons	442.28
30 – 70 tons	662.30
70 – 170 tons	935.54
> 170 tons	1,273.65
(1)	Landing fees increase by 20% for night landing.

Parking Fees

PAD/h(1)
In operative platform	5% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0
(1)	PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

U.S.$
Connections	26.0
International flights	58.0
Security Tariff	9.15

Handling Companies fees

	In
	Transit	Terminal

Up to 10 seats	6.95	11.55
11 – 30 seats	20.87	31.25
31 – 90 seats	41.68	52.03
91 – 150 seats	62.53	83.35
151 – 250 seats	125.05	166.75
> 251 seats	187.58	208.43

Load Airplanes

	In
	Transit	Terminal

5,700 kg MTOW	11.57	23.19
Up to B-737, B-727 (or similar)	83.35	93.87
B-767, DC-8 (or similar)	104.22	125.10
DC-10, MD-11, B-747, A-340 (or similar)	140.11	187.63

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

According to Executive Branch Decree No. 376/02, the Concessionaire is entitled to make a request to the Executive Branch of the Uruguayan Government for an annual adjustment of the prices charged at Carrasco Airport and/or the Uruguay New Airports for landing, aircraft parking, passenger use tariffs, cargo, handling and storage of containers. If the requested adjustments are approved by the Uruguayan Executive Branch, the new prices are the maximum that can be charged, but not the fees that Puerta del Sur must necessarily charge. These prices charged to the airlines per aircraft movements and passenger use tariffs are adjusted pursuant to the Carrasco Concession Agreement.

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

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10-year period that took place in September 2014, Puerta del Sur agreed to the following:

●	Extension Premium: Puerta del Sur agreed to pay to the Uruguayan Government U.S.$20.0 million simultaneously with the execution of the amendment to the Carrasco Concession Agreement, which amount has been already paid in full;
●	Return of Old Passenger Terminal: The old passenger terminal has been detached from the Concession Agreement and was returned to the Defense Ministry; however, Puerta del Sur has assumed the obligation to pay U.S.$3.5 million in order to renovate the old terminal, which were duly paid at the execution of the amendment to the Carrasco Concession Agreement;
●	Waiver of the Payment of Passenger Use Tariffs for Certain Governmental Authorities: Puerta del Sur has agreed to waive the payment of passenger use tariffs for diplomats, members of the Defense Ministry assigned to United Nations peace keeping missions or other international organizations and children under the age of two;
●	Airport Security System: Puerta del Sur agreed to replace Carrasco Airport’s current security system with an integrated security system. The replacement will be initiated once the Executive Branch issues the Decrees imposing the obligation on the airlines to submit the advanced passenger information and passenger name record information to the Ministry of Interior;
●	New Taxiway: Puerta del Sur agreed to build a new taxiway before the termination date of the Carrasco Concession Agreement, or earlier, if required by the ICAO regulations based on Carrasco Airport traffic statistics; currently the airport does not have sufficient traffic to require the construction of the taxiway, and Puerta del Sur expects to build the taxiway in the final years of the Carrasco Concession Agreement; and

●	Change of Control of Puerta del Sur: In general terms, a change of control of Puerta del Sur is not subject to approval by the Uruguayan Government, nor would it require any type of permit or authorization. However, under the terms of the amendment to the Carrasco Concession Agreement, it was agreed that if the shares of Puerta del Sur are sold within 36 months after the execution of the amendment (August 6, 2014), Puerta del Sur will be required to pay to the Uruguayan Government 50% of the benefit resulting from the sale, which is defined as the total consideration to be obtained from the sale minus investment costs. As of the date of this annual report, such 36-months term has expired, therefore, the payment requirement upon sale of shares of Puerta del Sur is no longer enforceable. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.
●	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Additional Fees” above.

Additional Obligations assumed by Puerta del Sur as Concessionaire under the Amended Carrasco Concession Agreement

Puerta del Sur has agreed to the following obligations with respect to the Uruguay New Airports:

●	make capital expenditures in an amount equal to U.S.$67.0 million in the aggregate between 2022 and 2028, in accordance with the investment schedule, with respect to the operation of such Uruguay New Airports;
●	developing, managing, exploiting, operating and maintaining the Uruguay New Airports until November 20, 2053;
●	extend insurance coverage for the Uruguay New Airports; and
●	provide the performance guarantees explained below.

Master plan

The master plan is to be prepared considering projections of passengers and cargo traffic growth and it does not need to include investment projections. The last master plan for Carrasco Airport was prepared in connection with the extension of the Carrasco Concession Agreement’s term, covered the period 2011-2033 and was approved by Decree 229/14. Every year, Puerta del Sur has to corroborate the projections made for the past year and with that information be able to update the master plan every five years. Under the Resolution No. 218/021 of the Executive Branch and the amendment agreement signed on November 8, 2021, Puerta del Sur is going to invest an aggregate of U.S.$67 million in the new airports.

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

Insurance

Upon execution of the Amended Carrasco Concession Agreement and takeover of the Uruguay New Airports, the existing insurance coverage under the Carrasco Concession Agreement has been extended to cover the Uruguay New Airports.

Termination

The Amended Carrasco Concession Agreement by its terms is expected to terminate on November 20, 2053.

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

Replacement of Puerta del Sur as party to the Carrasco Concession Agreement by the Uruguayan government

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

The early termination may be done either: (i) with respect to the Carrasco Airport and the Uruguay New Airports (“Full Termination”), or (ii) with respect to one or more of the Uruguay New Airports only (“Partial Termination”).

Upon a Full Termination, Puerta del Sur will be entitled to receive a termination payment calculated as follows:

●	the value of all investments made in construction, works and repairs of buildings at the Carrasco International Airport made in accordance with the Carrasco Concession Agreement, less accumulated depreciation as of the financial year in which the termination occurs, plus
●	the adjusted amount of U.S.$34 million, paid in the public auction in August 2003 to purchase the shares of Puerta del Sur, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2023, plus
●	the adjusted amount of U.S.$23.5 million paid in cash by Puerta del Sur in 2014 in connection with and exchange for the 10-year extension of the Carrasco Concession Agreement from 2023 to 2033, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2033, plus
●	the value of all investments made in the Uruguay New Airports up to the date of the early termination, adjusted by the parametric formula outlined in the Amended Carrasco Concession Agreement and, as from January 1, 2034, also adjusted by the accumulated depreciation as of the financial year-end in which the early termination occurs using the linear method (until the end of the Carrasco Concession Agreement term in 2053), plus
●	the accumulated value of the expenses incurred (net of operating income from the Uruguay New Airports) incurred to operate and maintain the Uruguay New Airports from the Amended Carrasco Concession Agreement effective date until, and including, December 31, 2033, adjusted by the fixed formula outlined in the Amended Carrasco Concession Agreement. Starting January 1, 2034, the value will be reduced by a cumulative 5% until the year in which the early termination occurs. If there is a Full Termination on or after January 1, 2034, then there will be no compensation for the expenses incurred to operate and maintain the Uruguay New Airports as from January 1, 2034.

Furthermore, the performance guarantee posted under the Amended Carrasco Concession Agreement would be returned to Puerta del Sur.

Upon a Partial Termination, Puerta del Sur will not be entitled to receive a termination payment. If upon the occurrence of a Partial Termination, there are mandatory investments remaining in relation to the Uruguay New Airports being terminated then, with prior authorization of the Uruguayan executive power, Puerta del Sur will need to invest such outstanding investments in connection with the terminated Uruguay New Airports in the other still remaining Uruguay New Airports under the Amended Carrasco Concession Agreement.

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

Except for regulating force majeure events affecting the Investment Schedule and the Investment Program, the Amended Carrasco Concession Agreement does not modify the effect of force majeure on the destruction of the terminal, which shall continue to be those described in “Termination - Termination Upon Terminal Destruction.”

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of the aforementioned contract. In 2019, an amendment to such concession was executed, pursuant to which CAISA committed to undertake investments in an amount of approximately U.S.$35.0 million. As of December 31, 2020, U.S.$12.5 million of this commitment had already been invested. The Punta del Este Airport is not material to our business.

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

●	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

●	Law No. HO-329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry activities such as sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO-329 nor in the Armenian Concession Agreement.
●	Republic of Armenia Government Resolution No. 693-A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, who then incorporated AIA.
●	Republic of Armenia Government Resolution No. 2004-A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a subconcession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.
●	Armenian Aviation Law No. HO-81-N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.
●	Republic of Armenia Government Resolution No. 965-N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.
●	Republic of Armenia Government Resolution No. 588-A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.
●	Republic of Armenia Government Resolution No. 1532-N, dated December 27, 2018, pursuant to which the Armenian Government approved the master plan for 2018-2022 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392-N, dated April 10, 2003, the Master Plan for 2008-2012 by the Government Resolution No. 1559-N dated December 25, 2008, and the Master Plan for 2013-2017 by the Government Resolution 1495-N, dated December 26, 2013.
●	The Republic of Armenia Territorial Administration and Infrastructure Minister’s Order No. 37-L, dated 10 June 2020 “On Approval the Charter of Civil Aviation Committee (CAC),” which defines the authority of the CAC.

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

The Armenian Concession Agreement was further amended by the following addenda executed by and between the Armenian Government and AIA.

●	Addendum No. 1, executed on February 21, 2003, under which the Armenian Government and the Concession Manager agreed to certain mechanisms regarding the registration of property rights of the Concession Manager for real property in Zvartnots Airport;
●	Addendum No. 2, executed on October 19, 2006, under which, commencing on January 1, 2007, AIA undertook to provide rescue and firefighting services and facilities in accordance with the standards of Annex 14, Chapter 9 of the ICAO (Emergency and Other Issues), as well as ICAO related manuals and applicable Armenian laws;
●	Addendum No. 3, executed on November 16, 2007, under which the Armenian Government expanded the concession of Zvartnots Airport granted to AIA to include the concession of the Shirak Airport, which gave AIA the right to engage in certain types of aviation and non-aviation activities. As such, the terms of the Armenian Concession Agreement are also applicable to the Shirak Airport concession; and
●	Addendum No. 4, executed on June 10, 2010, under which AIA agreed to terminate its rights under the Armenian Concession Agreement over certain real property operated by “Hayaeronavigatsia” CJSC, the local air traffic navigation company, at the Zvartnots Airport, including the land occupied by the newly built Air Traffic Control Tower building. As such, AIA no longer has the right to dispose of and use these real property units, even for purposes of rendering the services under the Armenian Concession Agreement.
●	In December 2020, 100% of the share capital of AIA was transferred from American International Airports LLC to the Company pursuant to a Share Transfer Agreement duly registered in Armenia. As a consequence of this transfer, American International Airports LLC no longer holds any interest in AIA nor in any other Armenian entity.

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

Master Plan

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the Ministry of Territorial Administration and Infrastructure every five years.  Each master development plan includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the succeeding five-year period.  Once approved by the government, which requires approval by the Prime Minister, these commitments become binding obligations under the terms of the respective concession.  Since 2003, the Armenian government has approved our master development plan for the Armenian Concession Agreement as periodically revised.

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

Landing Charge

Landing Charge for Passenger Aircraft is €5.80 per Metric Ton or fraction.

●	Night Landing Additional Charge for Passenger Aircraft: 20% of the amount of the Landing Charge, calculated as described above will be added to each Passenger Aircraft landing occurred during nighttime (from 21:00 to 07:00).
●	Special Flight Radio AID Control Landing Charge is free of charge.

Take-Off Charges

Charges are imposed based on the maximum certified aircraft take-off weight.

Passenger aircraft Take-Off Charge

●	Take-Off Charge Passenger Aircraft is €5.80 per Metric Ton or fraction.
●	Night Take-Off Additional Charge Passenger Aircraft: 20% of the amount of the Take-Off Charge, calculated as described above, will be added to each passenger aircraft take-off occurred during nighttime (from 21:00 to 07:00).

Other services

Every special announcement made by the airport for the airline will be charged in the amount of €15 per each announcement/flight.

Manifest of Departing Passengers printed and/or prepared by the Airport will be charged €0.15 per each departing checked-in passenger.

Use of Airport Departure Control System will be charged EUR 1.50 per each departing checked-in passenger.

Use of Apron Access to all aircraft types will be charged according to the take-off weight of the aircraft, as follows:

●	Aircraft weight <= 50 Tons will be charged €13.15 per each flight.
●	Aircraft weight 50-100 Tons inclusive will be charged €30.42 per each flight.
●	Aircraft weight 100-200 Tons inclusive will be charged €60.34 per each flight.
●	Aircraft weight 200-300 Tons inclusive will be charged €101.27 per each flight.
●	Aircraft weight >300 Tons will be charged €187.20 per each flight.
●	Requirement of Airport Supervisor assistance will be charged €22 per each person per each hour or fraction.
●	Requirement of Airport Technician assistance will be charged €18 per each person per each hour or fraction.
●	Requirement of Airport Personnel assistance will be charged €12 per each person per each hour or fraction.

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

Passenger Aircraft Parking Charge for Other regular Airlines non based at Zvartnots International Airport, for all aircraft types:

●	Passenger aircraft parking time free of charge for non-based regular airlines is two hours and 30 minutes.
●	Passenger aircraft parking charge after the parking time free of charge is finished for non-based regular airlines is €0.35 per ton, per hour or their fractions.
●	Passenger aircraft parking charge after the parking time free of charge is finished for parking locations equipped with loading bridges is €360 per ton, per hour or their fractions.

Parking Charge for General Aviation and Charter Flight’s Aircraft

General aviation and charter flight’s aircraft Parking Charge for airline based at Zvartnots International Airport for all aircraft types:

●	General aviation and charter flight’s aircraft parking time free of charge for airline based at Zvartnots International Airport is two hours and 30 minutes.
●	General aviation and charter flight’s aircraft parking charge after the parking time free of charge is finished for airline based at Zvartnots International Airport is €0.50 per ton, per hour or their fractions.

General aviation and charter flight’s aircraft Parking Charge for other airlines, for all aircrafts types:

●	General aviation and charter flight’s aircraft parking time free of charge for non-based airline is two hours and 30 minutes.
●	General aviation and charter flight’s aircraft parking charge after the parking time free of charge is finished for non-based airline is €0.60 per ton, per hour or their fractions.

Passenger aircraft parking charge after the parking time free of charge is finished for Private Jets is 0.10 per ton, per hour or their fractions.

Non-Commercial Aircraft performing Cargo Humanitarian Flight for goods Parking Charge:

●	Non-commercial aircraft performing cargo humanitarian flight parking time free of charge is six hours.
●	Non-commercial aircraft performing cargo humanitarian flight parking charge after the parking time free of charge is finished is €0.20 per ton, per hour or their fractions.

Parking Other Republics President aircraft on President Flight

●	Other Republics President aircraft on President Flight parking time free of charge is two hours and 30 minutes.
●	Other Republics President aircraft on President Flight parking charge after the parking time free of charge is finished is €0.20 per ton, per hour or their fractions.
●	Maximum Other Republic President aircraft on President Flight Parking Charge after the parking time free of charge is finished is €50 per each tranche of 48 hours of parking or fraction.

Official Foreign Government Flight parking

●	Official Foreign Government Flight parking time free of charge is two hours and 30 minutes.
●	Official Foreign Government Flight parking charge after the free parking time is expired is €0.20 per ton per hour or fraction.
●	Maximum Official Foreign Government Flight parking charge after the parking time free of charge is finished is €120 per each tranche of 48 hours of parking or fraction.

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

Security Charge

Security service

Airport Security Charge is €2 per each departing passenger.

Departing Infant

●	Per each departing infant under two years old No Airport Security Charge is charged.
●	Per each departing infant under two years old traveling with a separate seat Airport Security Charge is €2
●	Per each transit infant under two years old No Airport Security Charge is charged
●	Per each transit infant under two years old traveling with a separate seat 50% of the Airport Security Charge is charged

Transit Passenger

Per each transit passenger 50% of the Airport Security Charge is charged.

Loading Bridge Use Charge

●	Loading Bridge Use Charge is €80.
●	Loading Bridge Use Charge on Arrival of the flight only is €40.
●	Loading Bridge Use Charge on Departure of the flight only is €40.

Note

Use of loading bridge at gates equipped with loading gates is mandatory.

Excess Luggage Charges

●	Per each Ton of excess luggage the airline will be charged €100.

Centralized Power Supply Service Charges

The supply of centralized power will be charged per hour or fraction, according to the following tariffs Aircraft weight:

Metric Tons	Charge per hour
● 7.01.01. <= 50	€32
● 7.01.02. 50 – 100 inclusive	€45
● 7.01.03. 100 – 200 inclusive	€54
● 7.01.04. 200 – 300 inclusive	€63
● 7.01.05. > 300	€72

Use of alternative type of power supply (diesel, etc.) in parking lots with centralized power supply is prohibited.

Aircraft Special Security

●	Aircraft special security can be carried out if there is a special request of the air carrier.
●	Airport Special Security Charge is 3% of applicable Landing Charge, per each hour of parking or fraction.
●	Security charges for the airside parking within time limits are included in the following tariffs:
●	In case of parking within time limits, in the landing and take-off Charges;
●	In case of parking past the parking time limits, in the parking tariffs (both within and past time limits);
●	Security charges provided at technical maintenance areas €4.30 per hour or fraction.

Cargo Handling Tariffs

●	Import Cargo Handling Charge per each 1 (one) Kilogram is 32 Dram (plus 20% VAT - AMD 6.4).
●	Import Cargo Handling Minimum Charge for each Airway bill is 6,000 Dram (plus 20% VAT - AMD 1,200).
●	Cargo Handling Minimum Charge for Imported Dangerous Goods Cargo is 8,000 RA Dram (plus 20% VAT - AMD 1,600) per each Airway bill.
●	Import Cargo Handling Additional Charge for Dangerous Goods Cargo per each 1 (one) Kilogram is 100 Dram (plus 20% VAT - AMD 20).
●	Import Cargo Handling Minimum Charge for Valuable Cargo is 8,000 Dram (plus 20% VAT - AMD 1,600) per each Airway bill.
●	Import Cargo Handling Additional Charge for Valuable Cargo per each 1 (one) Kilogram is 200 Dram (plus 20% VAT - AMD 40).
●	Import Cargo Handling Minimum Charge for Imported Perishable Cargo is 4,000 Dram (plus 20% VAT - AMD 800) per each Airway bill.
●	Import Cargo Handling Additional Charge for Imported Perishable Cargo per each 1 (one) Kilogram is 8 Dram (plus 20% VAT - AMD 1.6).

●	Import Cargo Handling Minimum Charge for Livestock Cargo is 8,000 Dram (plus 20% VAT - AMD 1,600) per each Airway bill.
●	Import Cargo Handling Additional Charge for Livestock Cargo is per each 1 (one) Kilogram is 20 Dram (plus 20% VAT – AMD 4).
●	Export Cargo Handling Charge per each 1 (one) kilogram is 32 Dram (plus 20% VAT - AMD 6.4).
●	Export Cargo Handling Minimum Charge for each Airway bill is 6,000 Dram (plus 20% VAT - AMD 1,200).
●	Export Cargo Handling Minimum Charge for Dangerous Goods Cargo is 8,000 Dram (plus 20% VAT - AMD 1,600) per each Airway bill.
●	Additional Export Cargo Handling Charge for exportation Dangerous Goods Cargo per each 1 (one) Kilogram is 100 Dram (plus 20% VAT - AMD 20).
●	Charge for completing dangerous goods acceptance checklist per each Airway Bill is 12,000 Dram (plus 20% VAT - AMD 2,400).
●	Minimum Export Cargo Handling Charge for exportation Valuable Cargo is 8,000 Dram (plus 20% VAT - AMD 1,600) per each Airway bill.
●	Additional Export Cargo Handling Charge for exportation Valuable Cargo per each 1 (one) Kilogram is 200 RA Dram (plus 20% VAT - AMD 40).
●	Minimum Export Cargo Handling Charge for exportation Perishable Cargo is 4,000 RA Dram (plus 20% VAT - AMD 800) per each Airway bill.
●	Additional Export Cargo Handling Charge for exportation Perishable Cargo per each 1 (one) Kilogram is 8 RA Dram (plus 20% VAT - AMD 1.6).
●	Minimum Export Cargo Handling Charge for Livestock Cargo is 8,000 RA Dram (plus 20% VAT - AMD 1,600) per each Airway bill.
●	Additional Export Cargo Handling Charge for Exported Livestock Cargo is per each 1 (one) Kilogram is 20 Dram (plus 20% VAT - AMD 4).
●	Free Cargo Import Storage (except Valuable Cargo) will apply for up to 48hs (forty-eight hours) from arrival to the warehouse.
●	Free Valuable Cargo Import Storage will apply for up to 12hs (twelve hours) from arrival to the warehouse.
●	Free Cargo Import Storage will apply for up to 168hs (one hundred and sixty-eight hours) from arrival to the warehouse for goods imported by humanitarian organizations.
●	Import Storage Charge (except Valuable Cargo) to the Consignee/Agent once the free storage period 48hs has expired is charged AMD 8 (plus 20% VAT AMD 1.6), per kilogram per day.
●	Valuable Cargo Import Storage Charge to the Consignee/Agent once the free storage period 12hs has expired is charged AMD 116.4 (plus 20% VAT AMD 23.28), per kilogram per day.
●	Minimum Import Storage Charge (except Valuable Cargo) to the Consignee/Agent AMD 5,000 (plus 20% VAT - AMD 1,000) per each Airway bill.
●	Minimum Valuable Cargo Import Storage Charge to the Consignee/Agent AMD 11,640 (plus 20% VAT - AMD 2,328) per each Airway bill.
●	Storage charges are per calendar day, independently of the hours used.

●	Maximum storage time in the warehouse is 6 months.
●	Free Cargo Export Storage (except Valuable Cargo) will apply for up to 24 (twenty-four) hours from arrival to warehouse.
●	Free Valuable Cargo Export Storage will apply for up to 12 (twelve) hours from arrival to warehouse.
●	Export Cargo Storage (except Valuable Cargo) is charged to the consignor/agent. AMD 8 (plus 20% VAT - AMD 1.6) per kilogram per day, after 24 (twenty-four) hours from reception of the merchandise.
●	Export Valuable Cargo Storage is charged to the consignor/agent. AMD 116.4 (plus 20% VAT - 23.28 AMD ) per kilogram per day, after 12 (twelve) hours from reception of the merchandise.
●	Minimum Export Storage Charge (except Valuable Cargo) after the free cargo storage period is to the Forwander/Agent AMD 5,000 (plus 20% VAT - AMD 1,000) per each Airway bill.
●	Valuable Cargo Minimum Export Storage Charge after the free cargo storage period is to the Forwander/Agent AMD 11,640 (plus 20% VAT - AMD 2,328) per each Airway bill.
●	Marking of each Cargo Pieces will be charged 20 RA Dram (plus 20% VAT - AMD 4) per each piece.
●	Labeling of each Cargo piece (upon request of air carrier or cargo consignor) will be charged 50 RA Dram (plus 20% VAT - AMD 10) per each piece.
●	Special Escort of Import Goods is AMD 30,000 (plus 20% VAT - AMD 6,000) per each shipment.
●	Special Escort of Export Goods is AMD 30,000 (plus 20% VAT - AMD 6,000) per each shipment.
●	Additional Import Cargo Handling Charge for handling cargo merchandise in the warehouse in order to take samples or examine is AMD 3,000 (plus 20% VAT - AMD 600) per each movement shipment.
●	Cutting of each Airway bill will be charged AMD 2,500 (plus 20% VAT - AMD 500).
●	AMD 4,000 Weighing Cargo Goods Charge (plus 20% VAT - AMD 800) for each weighing.
●	Cargo handling charge for imported cargo by truck per each 1 (one) kilogram is AMD 16.40 (plus 20% VAT - AMD 3.28).
●	Cargo handling minimum charge for imported cargo by truck AMD 6,000 (plus 20% VAT - AMD 1,200).
●	Cargo handling minimum charge for imported Dangerous Goods cargo by truck AMD 8,000 (plus 20% VAT - AMD 1,600).
●	By truck Cargo Handling Additional Charge for Dangerous Goods Cargo per each 1 (one) Kilogram is 100 RA Dram (plus 20% VAT - AMD 20).
●	Cargo handling minimum charge for imported Valuable cargo by truck AMD 8,000 (plus 20% VAT - AMD 1,600).
●	By truck Cargo Handling Additional Charge for Valuable Cargo per each 1 (one) Kilogram is 100 RA Dram (plus 20% VAT - AMD 20).
●	Cargo handling minimum charge for imported Perishable cargo by truck AMD 4,000 (plus 20% VAT - AMD 800).
●	By truck Cargo Handling Additional Charge for imported Perishable Cargo per each 1 (one) Kilogram is 8 RA Dram (plus 20% VAT - AMD 1,6).
●	Cargo handling minimum charge for imported Livestock cargo by truck AMD 8,000 (plus 20% VAT - AMD 1,600).

●	By truck Cargo Handling Additional Charge for Livestock Cargo per each 1 (one) Kilogram is 20,00 RA Dram (plus 20% VAT - AMD 4).
●	By truck free Cargo Import Storage will apply for up to 48hs (forty-eight hours) from arrival to the warehouse.
●	By truck import Storage Charge to the Consignee/Agent once the free storage period has expired is charged AMD 8 (plus 20% VAT - AMD 1.6), per kilogram per day.
●	By truck minimum Import Storage Charge to the Consignee/Agent AMD 5,000 (plus 20% VAT - AMD 1,000) per each Airway bill.
●	AMD 3.35 Perishable Cargo Handling Charge (offloading and loading Truck) (plus 20% VAT - AMD 0.67) per each kilogram.
●	AMD 0.85 Perishable Cargo Storage Charge in Refrigerator (plus 20% VAT - AMD 0.17) per each kilogram per day.
●	AMD 1.5 Perishable Cargo Storage Charge in Freezer (plus 20% VAT - AMD 0.3) per each kilogram per day.
●	AMD 12 Freight Unloading from surface transport vehicles (plus 20% VAT - AMD 2.4) per kg or fraction.
●	AMD 12 Freight Loading on surface transport vehicles (plus 20% VAT - AMD 2.4) per kg or fraction.
●	AMD 24 Freight Unloading/Loading from/on surface transport vehicles (plus 20% VAT - AMD 4.8) per kg or fraction.
●	AMD 5,000 Courier and consolidated Cargo allocation and assortment minimum charge (plus 20% VAT - AMD 1,000) for each Airway Bill.
●	AMD 25 Courier and consolidated Cargo allocation and assortment and handing charge (plus 20% VAT - AMD 5) per one kilogram.

Any modifications to such airport charges may be carried out upon notice from the Concession Manager to the Armenian Government, subject to the Armenian Government’s right to object to any adjustment within a 15 day period as from the date of receipt of such notice. The Armenian Government cannot unreasonably withhold its approval to the adjustments to the airport charges.

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

Termination

The Armenian Concession Agreement will terminate pursuant to its terms on June 9, 2032. If the Concession Manager is in good standing on such date, the Concession Manager shall have the option to indefinitely extend the term of the Armenian Concession Agreement for additional periods of five years.

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

Ecuador

Sources of Regulation

The Guayaquil Concession Agreement was executed on February 27, 2004, by and among TAGSA, AAG and the Municipality of Guayaquil. The Guayaquil Concession Agreement has been amended ten times since the date of execution, the most significant of which relates to the unification of terminals and the use of other sites within the Guayaquil Airport, for commercial uses, the expansion of the terminals and the re-establishment of the economical equilibrium of the Guayaquil Concession Agreement and the increase in investment for new works as well as the increase in the contribution of regulated revenues from 50.25% to 55.25% as a consequence of the concession extension until July 27, 2029. Nevertheless, as a consequence of the Eighth Amendment to the Concession Agreement and the economic equilibrium reestablishment conducted in 2021, the contribution of regulated revenues decreased to 53.66%, and in 2022 decreased to 50.25%, until the economic equilibrium of the Guayaquil Concession Agreement is reestablished and agreed to extend the concession period until July 27, 2031. Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of U.S.$524,600 in the administrative service fee, paid semiannually, as of February 2019.

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

The concession agreement for the operation of the Galapagos Airport was executed on April 15, 2011, by and among DGAC, ECOGAL, CASA and the Subsecretaria de Transporte Aeronáutico Civil (“STAC”). ECOGAL’s share capital is owned 99.9% by Yokelet S.L. and 0.1% by A.C.I Vip S.L.U. Yokelet S.L. is a wholly-owned subsidiary of CAAP. The parties amended the Galapagos Concession Agreement on May 13, 2013, April 15, 2014 and August 21, 2014, for purposes of updating the tariffs charged under the Galapagos Concession Agreement and other investment amounts.

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

The Guayaquil Concession Agreement

The concession of the Guayaquil Airport included three construction phases, each of which has been completed to the satisfaction of the Airport Authority of Guayaquil (“AAG”). The initial phase included complete re-asphalting (recapeo) of the runway and the construction of a new passenger terminal, terminal platform, taxiway and control tower, while the intermediate phase applied to the cargo terminal. The final phase included works and investments related mainly to commercial buildings, as well as the general aviation platform. In addition, the Guayaquil Concession Agreement includes an obligation on TAGSA to expand the national terminal and TAGSA is in the process of executing new works and investments for a total amount of U.S.$32.2 million.

On July 14, 2023, the Nineth Addendum to the Concession Contract was signed, where the tariffs corresponding to international commercial and charter flights were reduced by a 19%, and the tariffs of lighting and parking for international commercial and charter flights were reduced by a 12%, which was compensated by the increase of tariffs related to the departure of domestic flights.

On July 25, 2023, the Tenth Addendum to the Concession Contract was signed, through which it was determined that the remaining value to be invested, agreed in the Seventh Addendum, should be used to cover the works related to the capacity to receive general aviation aircraft in the sum of U.S.$2.9 million and the other committed works, unless the AAG and TAGSA agree otherwise. Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for transforming, operating and administrating the Guayaquil Airport, which includes the performance of the following activities:

●	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;
●	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;
●	design and construction of the works and investment specified in the Guayaquil Concession Agreement and its amendments during the initial, intermediate and final phases;
●	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as vip lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA; and
●	TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the COVID-19 pandemic and its effects through time. Under the Eighth Amendment, TAGSA and AAG were compensated for the losses suffered from March through December 2020, through a two-year concession term, which will now expire on July 27, 2031. Also, TAGSA was conceded a reduction of the contribution over regulated revenues to 53.66%. On July 14, 2022, TAGSA signed the Act of Reestablishment Of The Economic-Financial Balance of the Guayaquil Airport System Concession Contract for the year 2021 and a reduction of the contribution of regulated revenues to 50.25% was also determined. The economic-financial equilibrium was fixed in a formula that considers revenues and expenses of 2019. On April 14, 2023, TAGSA signed the Act of Reestablishment Of The Economic - Financial Balance of the Guayaquil Airport System Concession Contract for the year 2022.

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

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of February 2024, under the Guayaquil Concession Agreement:

2024(1)
(In U.S.$)
INTERNATIONAL - Commercial and Charters
Landing
<= 50 tons	14.75
50 to 100 tons	15.39
> 100 to 150 tons	16.03
> 150 tons	16.68
Lighting
< = 50 tons	4.33
50 to 100 tons	4.51
> 100 to 150 tons	4.71
> 150 tons	4.88
Parking(2)
< = 50 tons	2.2144
50 to 100 tons	2.31
> 100 to 150 tons	2.39
> 150 tons	2.49
Passenger
Departure	32.97
Security	6.23
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	76.69
Use of bridge for every 15 minutes or fraction	12.88

DOMESTIC - Commercial, Charter, Private and Cargo
Landing
> 25 to 50 tons	1.27
> 50 to 100 tons	1.37
> 100 to 150 tons	1.45
> 150 tons	1.51
Lighting
> 25 to 50 tons	0.55
> 50 to 100 tons	0.58
> 100 to 150 tons	0.58
> 150 tons	0.59
Parking(3) (4)
25 to 50 tons	0.25
> 50 to 100 tons	0.26
> 100 to 150 tons	0.27
> 150 tons	0.27
Passengers
Departure	11.55
Security	6.23
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	38.48
Use of bridge for every 15 minutes or fraction	11.54
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	164.84
> 6 to 12 tons	824.13
> 12 to 18 tons	1,236.23
> 18 to 25 tons	1,846.06
(1)	Maximum take-off weight in tons.
(2)	The international parking fee will be charged for 3-hour fractions or fractional periods thereafter.
(3)	The domestic parking fee will be charged for 4-hour fractions or fractional periods thereafter.

(4)	Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).
(5)	The annual fee includes landing, lighting and parking. The fees apply on Ecuadorian civil aircrafts which maximum take-off weight is up to 25 tons.

Master Plan

Under the terms of our Guayaquil Concession Agreement, the concessionaire is not required to present a master development program.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new works for an amount of U.S.$32.2 million to be completed by TAGSA before 2024 As of December 31, 2022, U.S.$8.0 million remain pending.  On July 25, 2023, the Tenth Addendum to the Concession Contract was signed, through which it was determined that the remaining value to be invested, agreed in the Seventh Addendum, should be used to cover the works related to the capacity to receive general aviation aircraft in the sum of $2.9 million and the other committed works, unless the AAG and TAGSA agree otherwise.

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

The Galapagos Concession Agreement

Under the terms of the Galapagos Concession Agreement, CASA is responsible for providing the Galapagos Airport with management, operation, maintenance and construction services, including the performance of the following activities:

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

Phase 3: Involves the development of certain works on the runway and platform, including reconstruction of the runway. Phase 3 also includes a general obligation to perform corrective and prevent maintenance of the runway and platform from 2014 through 2026. The last stage within Phase 3 was expected to commence on June 1, 2021. However, due to impact of the COVID-19 pandemic and ECOGAL request to restore the economic and financial balance under the concession, such phase has not yet commenced.

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

Fees

The Galapagos Concession Agreement sets forth the tariffs for the fees and services provided by ECOGAL in the Galapagos Airport; such tariffs are approved by the National Civil Aviation Council. The following table sets forth the current tariff rates:

Tariff	(in U.S.$)
Ecological tariff (by departing passengers)	5.70
Tariff for terminal use (by departing passengers)	25.98
Security tariff (by departing passengers)	3.48
Tariff for cash fire and rescue (by departing passengers)	3.98
Landing tariff 25 – 50 tons (in tons)	0.86
Landing tariff 50-000 tons (in tons)	0.92

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Seguros Oriente S.A., an insurance company in Ecuador, and is in force until April 14, 2024. This bond will be renewed annually.

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

C. ORGANIZATIONAL STRUCTURE

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

The following diagram reflects a simplified summary of our organizational structure as of March 27, 2024:

ITEM 4A. UNRESOLVED SEC STAFF COMMENTS

The Company has no unresolved comments from the staff of the SEC with respect to its periodic reports under the Exchange Act.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our results of operations and financial condition are based upon our Audited Consolidated Financial Statements, which have been prepared in accordance with IFRS. Our operating and financial review and prospects should be read in conjunction with our Audited Consolidated Financial Statements, the accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A. OPERATING RESULTS

Factors Affecting Our Results of Operations

A number of factors have a significant impact on our business and results of operations, the most important of which are passenger traffic levels and air traffic operations, fluctuations in exchange rates in the currencies in which we operate, our capital investment plans and regulations.

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

From 2022 to 2023, air traffic increased 23.7% in terms of number of passengers, increased 15.1% in terms of aircraft movements, and increased 7.9% in terms of cargo volume handled.  From 2021 to 2022, air traffic increased 83.7% in terms of number of passengers, increased 48.5% in terms of aircraft movements and increased 6.1% in terms of cargo volume handled.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the Argentine peso, the Brazilian real, the euro, the Uruguayan peso and the Armenian dram against the U.S. dollar; and the Euro against the Armenian dram.  See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

	Closing Exchange Rate			Average Exchange Rate
			% change			% change
			against prior			against prior
	2023	2022	year	2023	2022	year
UYU	39.02	40.07	(2.6)%	38.82	41.15	(5.7)%
BRL	4.84	5.22	(7.2)%	5.0	5.16	(3.3)%
EUR	1.11	1.07	3.6%	1.08	1.06	2.0%
ARS	808.45	177.16	356.3%	294.8	130.04	126.7%
AMD	404.79	397.59	1.8%	392.54	434.74	(9.7)%

Our Capital Investment Plans

We are in negotiations to implement infrastructure development plans in Italy and Armenia. In Italy, we and the Italian Government are currently in discussions to develop a EUR 528 million infrastructure plan for the Florence and Pisa Airports. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include a total investment of EUR 440 million between 2024 and 2027 in the Florence Airport, including a new terminal of approximately 45,000 square meters and a new runway of approximately 2,200 meters in length; and a total investment of EUR 88 million between 2024 and 2027 in the Pisa Airport, including the expansion of the existing terminal by approximately 7,500 square meters and the renovation of about 12,000 square meters of existing terminal areas, as well as the restructuring/expansion of the existing aircraft parking area. In Armenia, we and the Armenian Government are currently in discussions to develop a U.S.$400 million infrastructure plan to be implemented before end of 2027. In Armenia, in addition to adding new boarding gates, check-in counters and stand positions, the infrastructure plan is also anticipated to expand the terminal area by approximately 40,000 square meters and the commercial space by approximately 6,200 square meters. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our Segments

As of and for the fiscal year ended December 31, 2023, we have identified six reportable segments:  Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia.  See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

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

In December 2023, CAAP acquired 100% of the issued share capital of Navinten S.A. (“Navinten”), a non-listed company based in Uruguay which operates the duty free shops in the Uruguayan airports.

In December 2023, CAAP decreased its participation in Navinten to 49% after (i) selling a 10% of its participation in the company, and (ii) approving the issuance of new shares of Navinten, thus losing the control of Navinten, which became an associated company.

Macroeconomic Conditions

Argentina has historically been subject to inflation.  The National Statistic and Census Institute (“INDEC”) reported an inflation increase of, 50.9% in 2021, 94.8% in 2022 and 211.4% in 2023.  See “Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the IAS 29, since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%.  Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018.  IAS 29 requires the financial information of an entity which functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate.  See Note 2 to our Audited Consolidated Financial Statements included elsewhere in this report.  See “Item 3. Key Information- Risk Factors- Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

Likewise, our Argentine subsidiaries are operating in an economical context where main variables have recently experienced a strong volatility as a consequence of political and economic uncertainties, both in national and international environments.  Considering this situation, we continue to assess the evolution of variables in order to identify the unforeseen potential impacts that could affect the Company’s business and performance.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on levels of air traffic.  Passenger traffic in our airports is composed of international, domestic and transit passengers.  During the years ended December 31, 2023, 2022 and 20201, approximately 56.3%, 57.6% and 63.1% respectively, of the passengers were domestic passengers, approximately 35.0%, 32.5%, and 23.1%, respectively, of our passengers were international passengers, and approximately 8.8%, 9.8%, and 13.8%, respectively, of our passengers were transit passengers.  The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic.  General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic.  Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights.  The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets.  The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	Years ended December 31,
		% change		% change		% change
		against prior		against prior		against prior
	2023	year	2022	year	2021	year
Domestic Passengers (in millions)	45.7	20.9%	37.8	67.7%	22.5	56.0%
International Passengers (in millions)	28.4	32.9%	21.3	159.0%	8.2	16.5%
Transit passengers (in millions)	7.1	10.1%	6.5	31.0%	4.9	33.0%
Total passengers (in millions)	81.1	23.7%	65.6	83.7%	35.7	41.5%
Cargo volumes (in thousands of tons)	370.2	7.9%	343.1	6.1%	323.5	26.6%
Total aircraft movements (in thousands)	849.5	15.1%	738.2	48.5%	497.2	40.9%

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31
			% Change			% Change			% Change
			Against			Against			Against
	2023	% of Total	Prior Year	2022	% of Total	Prior Year	2021	% of Total	Prior Year
Argentina
Domestic Passengers (in millions)	30.5	66.8%	26.9%	24.1	63.7%	122.0%	10.8	48.1%	72.3%
International Passengers (in millions)	11.7	41.3%	36.2%	8.6	40.4%	333.9%	2.0	24.1%	(40.0)%
Transit passengers (in millions)	1.4	19.9%	27.7%	1.1	17.2%	142.1%	0.5	9.3%	24.7%
Total passengers (in millions)	43.7	53.8%	29.3%	33.8	51.5%	154.4%	13.3	37.2%	33.3%
Cargo volume (in thousands of tons)	191.8	51.8%	5.6%	181.7	52.9%	4.2%	174.4	53.9%	21.2%
Aircraft movements (in thousands)	458.6	54.0%	19.2%	384.7	52.1%	69.3%	227.3	45.7%	46.1%
Italy
Domestic Passengers (in millions)	1.7	3.8%	9.6%	1.6	4.2%	62.2%	1.0	4.3%	46.7%
International Passengers (in millions)	6.4	22.7%	25.7%	5.1	24.0%	177.7%	1.8	22.4%	40.7%
Transit passengers (in millions)	0.0	0.1%	64.8%	0.0	0.0%	112.4%	0.0	0.0%	166.4%
Total passengers (in millions)	8.2	10.1%	21.9%	6.7	10.2%	137.7%	2.8	7.9%	42.7%
Cargo volume (in thousands of tons)	12.9	3.5%	(13.2)%	14.9	4.3%	(2.7)%	15.3	4.7%	15.6%
Aircraft movements (in thousands)	77.9	9.2%	13.1%	68.9	9.3%	74.1%	39.6	8.0%	31.2%
Brazil
Domestic Passengers (in millions)	10.9	23.8%	8.4%	10.0	26.5%	28.6%	7.8	34.6%	39.1%
International Passengers (in millions)	0.6	2.3%	38.7%	0.5	2.2%	373.4%	0.1	1.2%	(50.4)%
Transit passengers (in millions)	5.6	78.7%	6.2%	5.3	81.6%	19.0%	4.4	89.9%	34.4%
Total passengers (in millions)	17.1	21.1%	8.6%	15.7	24.0%	27.9%	12.3	34.5%	35.5%
Cargo volume (in thousands of tons)	66.6	18.0%	15.2%	57.8	16.9%	(3.6)%	60.0	18.5%	72.2%
Aircraft movements (in thousands)	158.4	18.6%	9.5%	144.6	19.6%	22.7%	117.9	23.7%	31.8%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	23.9%	0.0	0.0%	32.4%	0.0	0.0%	207.4%

	For the Year Ended December 31
			% Change			% Change			% Change
			Against			Against			Against
	2023	% of Total	Prior Year	2022	% of Total	Prior Year	2021	% of Total	Prior Year
International Passengers (in millions)	1.9	6.8%	34.9%	1.4	6.7%	194.9%	0.5	5.9%	(20.2)%
Transit passengers (in millions)	0.0	0.3%	219.8%	0.0	0.1%	163.7%	0.0	0.1%	14.3%
Total passengers (in millions)	2.0	2.4%	35.8%	1.4	2.2%	194.2%	0.5	1.4%	(19.9)%
Cargo volume (in thousands of tons)	31.2	8.4%	(2.9)%	32.1	9.4%	5.5%	30.4	9.4%	5.3%
Aircraft movements (in thousands)	32.0	3.8%	14.8%	27.9	3.8%	56.8%	17.8	3.6%	36.2%
Armenia
Domestic Passengers (in millions)	-	-%	-%	—	—%	—%	—	—%	—%
International Passengers (in millions)	5.4	19.1%	46.8%	3.7	17.3%	53.8%	2.4	29.1%	190.5%
Transit passengers (in millions)	-	-%	-%	—	—%	—%	—	—%	—%
Total passengers (in millions)	5.4	6.7%	46.8%	3.7	5.6%	53.8%	2.4	6.7%	190.5%
Cargo volume (in thousands of tons)	33.9	9.1%	45.0%	23.3	6.8%	34.7%	17.3	5.4%	10.1%
Aircraft movements (in thousands)	44.1	5.2%	25.4%	35.2	4.8%	64.9%	21.3	4.3%	109.3%
Ecuador(1)
Domestic Passengers (in millions)	2.6	5.6%	19.5%	2.1	5.6%	102.5%	1.1	4.7%	51.3%
International Passengers (in millions)	2.2	7.8%	9.5%	2.0	9.5%	42.3%	1.4	17.3%	74.8%
Transit passengers (in millions)	0.1	1.0%	4.0%	0.1	1.1%	92.0%	0.0	0.7%	(5.6)%
Total passengers (in millions)	4.8	6.0%	14.5%	4.2	6.4%	68.3%	2.5	7.0%	62.2%
Cargo volume (in thousands of tons)	33.8	9.1%	1.7%	33.3	9.7%	44.7%	23.0	7.1%	36.5%
Aircraft movements (in thousands)	78.5	9.2%	2.0%	77.0	10.4%	37.7%	55.9	11.2%	34.4%
Peru(2)
Domestic Passengers (in millions)	—	—%	—%	—	—%	—%	1.9	8.3%	56.5%
International Passengers (in millions)	—	—%	—%	—	—%	—%	0.0	0.1%	(10.6)%
Transit passengers (in millions)	—	—%	—%	—	—%	—%	—	—%	—%
Total passengers (in millions)	—	—%	—%	—	—%	—%	1.9	5.3%	56.0%
Cargo volume (in thousands of tons)	—	—%	—%	—	—%	—%	3.0	0.9%	44.8%
Aircraft movements (in thousands)	—	—%	—%	—	—%	—%	17.5	3.5%	35.4%
(1)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.
(2)	We have included AAP’s operational data until December 16, 2021, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories:  aeronautical revenue, commercial revenue, construction service revenue and other revenue.  Our consolidated revenue does not include revenue of ECOGAL (Galapagos Airport) operations for the years ended December 31, 2023, 2022 and 2021, as it was accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2023, 2022 and 2021 is summarized below:

	For the Year Ended December 31,
	2023		2022		2021
	(in millions	% of Total	(in millions of	% of Total	(in millions	$ of Total
	of U.S.$)	Revenue	U.S.$)	Revenue	of U.S.$)	Revenue
Aeronautical revenue	644.5	46.0%	609.8	44.2%	262.8	37.2%
Non-aeronautical Revenue
Commercial revenue	603.7	43.1%	612.5	44.4%	362.1	51.2%
Construction service revenue	144.7	10.3%	149.8	10.9%	79.8	11.3%
Other Revenue	7.2	0.5%	6.6	0.5%	2.3	0.3%
Total consolidated revenue	1,400.0	100.0%	1,378.7	100.0%	706.9	100.0%

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax. Other reportable expenses consist of impairment loss/ (reversal) and other operating expenses.

	For the Year Ended December 31,
	2023		2022		2021
	(in millions	% of Total	(in millions of	% of Total	(in millions	$ of Total
	of U.S.$)	Expenses	U.S.$)	Expenses	of U.S.$)	Expenses
Cost of services	914.7	66.1%	963.0	73.3%	622.4	66.4%
Selling, general and administrative expenses	138.7	10.0%	141.4	10.8%	102.1	10.9%
Financial loss	406.6	29.4%	196.4	15.0%	131.3	14.0%
Inflation adjustment	40.5	2.9%	(19.5)	(1.5)%	(6.7)	(0.7)%
Other expense	(93.4)	(6.8)%	7.1	0.5%	18.8	2.0%
Income tax	(24.2)	(1.8)%	24.9	1.9%	69.1	7.4%
Total expenses	1,382.8	100.0%	1,313.2	100.0%	936.9	100.0%

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

Adjusted EBITDA Reconciliation to Net Income/(Loss) from Continuing Operations

	For the year ended December 31,
	2023	2022	2021

	(in millions of U.S.$)
Income from continuing operations	226.5	165.6	(159.8)
Financial income	(101.6)	(63.9)	(28.1)
Financial loss	406.6	196.4	131.3
Inflation adjustment	40.5	(19.5)	(6.7)
Income tax	(24.2)	24.9	69.1
Amortization and depreciation	130.0	153.1	143.5
Adjusted EBITDA	677.7	456.7	149.3
Construction services revenue	(144.7)	(149.8)	(79.8)
Construction services cost	138.3	147.9	77.5
Adjusted EBITDA excluding Construction Services	671.3	454.8	147.0

See “Presentation of Financial Information—Non-IFRS Information—Adjusted EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2023		2022		2021
		% of Change		% of Change		% of Change
	(in millions	against	(in millions	against	(in millions	against
	of U.S.$)	prior year	of U.S.$)	prior year	of U.S.$)	prior year
Aeronautical revenue	644.5	5.7%	609.8	132.0%	262.8	19.5%
Non-aeronautical Revenue
Commercial revenue	603.7	(1.5)%	612.5	69.2%	362.1	39.4%
Construction service revenue	144.7	(3.4)%	149.8	87.8%	79.8	(36.6)%
Other Revenue	7.2	9.8%	6.6	191.1%	2.3	20.7%
Total consolidated revenue	1,400.0	1.6%	1,378.7	95.0%	706.9	16.4%
Cost of Services
Concession fees	156.2	(1.4)%	158.5	67.7%	94.5	24.1%
Amortization and depreciation	123.7	(15.2)%	145.8	7.9%	135.1	(22.3)%
Cost of fuel	113.1	5.5%	107.2	330.7%	24.9	90.3%
Salaries and social security contributions	185.9	(9.7)%	205.9	46.0%	141.0	13.3%
Taxes	2.4	(32.8)%	3.5	19.4%	2.9	(50.1)%
Maintenance expenses	105.6	(1.7)%	107.5	28.1%	83.9	2.2%
Construction service costs	138.3	(6.5)%	147.9	90.9%	77.5	(37.8)%
Services and fees	56.6	(0.3)%	56.8	26.8%	44.8	10.8%
Provision for maintenance cost	4.4	26.5%	3.5	(26.7)%	4.7	159.6%
Office expenses	9.7	(9.4)%	10.8	106.5%	5.2	40.1%
Others	18.8	19.2%	15.7	102.1%	7.8	3.5%
Total Cost of Services	914.7	(5.0)%	963.0	54.7%	622.4	(4.8)%
Salaries and Social Security contributions	33.0	2.3%	32.3	52.6%	21.2	3.9%
Amortization and depreciation	6.3	(14.1)%	7.3	(12.4)%	8.4	(11.6)%
Services and fees	39.7	(11.5)%	44.8	45.1%	30.9	9.7%
Taxes	37.0	(18.2)%	45.3	82.8%	24.8	31.1%
Maintenance expenses	2.1	12.6%	1.9	108.4%	0.9	(21.1)%
Advertising	1.5	(6.4)%	1.7	81.1%	0.9	(41.7)%
Office expenses	4.9	32.2%	3.7	149.8%	1.5	20.7%
Insurance	2.8	19.1%	2.4	10.0%	2.1	5.9%
Bad debts recovery	(3.4)	(81.1)%	(18.2)	119.0%	(8.3)	184.7%
Bad debts	5.0	(62.9)%	13.4	(8.7)%	14.7	(10.2)%
Others	9.7	43.1%	6.8	35.7%	5.0	(5.4)%
Total selling, general and administrative expenses	138.7	(1.9)%	141.4	38.5%	102.1	0.3%
Impairment reversal/(loss) of non-financial assets	102.8	(92,746.8)%	(0.1)	(70.1)%	(0.4)	(99.4)%
Other operating income	100.6	169.3%	37.3	(12.7)%	42.8	(21.0)%
Other operating expense	(9.5)	35.4%	(7.0)	(62.1)%	(18.4)	144.5%
Operating income	540.6	77.5%	304.6	4,614.8%	6.5	(103.9)%
Share of income/(loss) in associates	7.1	(832.8)%	(1.0)	54.2%	(0.6)	(62.3)%
Income before financial results and income tax	547.7	80.4%	303.6	5,106.7%	5.8	(103.5)%
Financial income	101.6	59.1%	63.9	127.4%	28.1	(21.3)%
Financial loss	(406.6)	107.0%	(196.4)	49.6%	(131.3)	(39.1)%
Inflation adjustment	(40.5)	(308.4)%	19.5	190.8%	6.7	(125.2)%
Income/(loss) before income tax	202.2	6.1%	190.5	(310.1)%	(90.7)	(75.6)%
Income tax	24.2	(197.4)%	(24.9)	(64.0)%	(69.1)	(583.4)%
Income/(Loss) for continuing operations	226.5	36.7%	165.6	(203.7)%	(159.8)	(55.3)%
Loss from discontinued operations	—	—	—	—	(21.2)	371.9%
Income/(Loss) for the year	226.5	36.7%	165.6	(191.5)%	(181.0)	(50.0)%
Attributable to Owners of the parent	239.5	42.4%	168.2	(242.8)%	(117.8)	(53.5)%
Non-controlling interest	(13.0)	415.2%	(2.5)	(96.0)%	(63.2)	(41.9)%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31,
	2023		2022		2021
	(in millions	% of Total	(in millions	% of Total	(in millions of	% of Total
	of U.S.$)	Revenue	of U.S.$)	Revenue	U.S.$)	Revenue
Argentina	640.6	45.5%	762.6	55.3%	362.9	51.3%
Italy	133.4	9.6%	117.2	8.5%	70.5	10.0%
Brazil	110.6	7.9%	89.3	6.5%	58.4	8.3%
Uruguay	157.0	11.3%	105.3	7.6%	51.3	7.3%
Armenia	252.5	18.1%	207.5	15.1%	98.4	13.9%
Ecuador(1)	105.2	7.5%	96.2	7.0%	65.2	9.2%
Unallocated	0.7	0.1%	0.6	0.0%	0.3	0.0%
Total consolidated revenue(1) (2)	1,400.0	100.0%	1,378.7	100.0%	706.9	100.0%
(1)	We account for the results of operations of ECOGAL using the equity method.
(2)	We account for the results of operations of Navinten using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intra - segment adjustments allocated to each corresponding segment:

	For the year ended December 31,
	2023	2022	2021
	(in millions	(in millions	(in millions
	of U.S.$)	of U.S.$)	of U.S.$)
Argentina
Aeronautical revenue	296.4	330.3	94.9
Non-aeronautical Revenue
Commercial revenue	251.2	308.1	214.5
Construction service revenue	93.0	124.2	53.5
Other revenue	—	—	—
Total revenue	640.6	762.6	362.9
Italy
Aeronautical revenue	70.1	70.4	37.5
Non-aeronautical Revenue
Commercial revenue	39.9	32.4	17.1
Construction service revenue	16.2	7.8	13.7
Other revenue	7.2	6.6	2.2
Total revenue	133.4	117.2	70.5
Brazil
Aeronautical revenue	45.7	36.6	24.1
Non-aeronautical Revenue
Commercial revenue	64.8	52.7	34.3
Construction service revenue	0.2	—	—
Other revenue	—	—	—
Total revenue	110.6	89.3	58.4
Uruguay
Aeronautical revenue	65.4	43.5	14.6
Non-aeronautical Revenue
Commercial revenue	59.8	48.6	31.4
Construction service revenue	31.7	13.2	5.3
Other revenue	0.0	0.0	0.0
Total revenue	157.0	105.3	51.3
Ecuador
Aeronautical revenue	78.3	68.4	46.5
Non-aeronautical Revenue
Commercial revenue	26.9	25.1	17.9
Construction service revenue	0.0	2.8	0.8
Other revenue	—	—	—
Total revenue	105.2	96.2	65.2
Armenia
Aeronautical revenue	88.5	60.7	45.3
Non-aeronautical Revenue
Commercial revenue	160.4	145.1	46.5
Construction service revenue	3.6	1.8	6.6
Other revenue	—	—	—
Total revenue	252.5	207.5	98.4
Unallocated
Aeronautical revenue	—	—	—
Non-aeronautical Revenue
Commercial revenue	0.7	0.6	0.3
Construction service revenue	—	—	—
Other revenue	0.0	0.0	0.0
Total revenue	0.7	0.6	0.3
Total consolidated revenue for all segments	1,400.0	1,378.7	706.9

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intra - segments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31,
	2023		2022		2021
	(in millions	% of Total	(in millions	% of Total	(in millions	% of Total
	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)
Argentina	481.9	45.3%	587.9	52.9%	380.2	51.2%
Italy	104.8	9.9%	111.6	10.0%	96.2	13.0%
Brazil	90.9	8.6%	84.7	7.6%	69.8	9.4%
Uruguay	112.8	10.6%	75.7	6.8%	49.1	6.6%
Armenia	171.8	16.2%	156.5	14.1%	68.7	9.2%
Ecuador	76.9	7.2%	70.9	6.4%	54.1	7.3%
Unallocated	23.7	2.2%	24.0	2.2%	24.8	3.3%
Total segment expenses	1,062.8	100.0%	1,111.3	100.0%	742.9	100.0%
(1)	Excludes income tax, financial loss, impairment loss/ (reversal).

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intra - segments adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions	(in millions	(in millions
	of U.S.$)	of U.S.$)	of U.S.$)
Argentina
Cost of Services	419.6	526.6	326.8
Selling, General and Administrative Expenses	55.0	56.1	38.5
Other operating expenses	7.3	5.2	14.9
Total Expenses	481.9	587.9	380.2
Italy
Cost of Services	91.6	94.6	83.2
Selling, General and Administrative Expenses	13.1	17.0	13.1
Other operating expenses	—	—	—
Total Expenses	104.8	111.6	96.2
Brazil
Cost of Services	79.3	71.1	59.2
Selling, General and Administrative Expenses	11.1	13.2	8.4
Other operating expenses	0.5	0.4	2.2
Total Expenses	90.9	84.7	69.8
Uruguay
Cost of Services	93.4	58.8	39.9
Selling, General and Administrative Expenses	18.9	16.4	9.0
Other operating expenses	0.5	0.5	0.2
Total Expenses	112.8	75.7	49.1
Ecuador
Cost of Services	62.3	57.6	44.4
Selling, General and Administrative Expenses	14.6	13.2	9.7
Other operating expenses	0.0	0.1	0.0
Total Expenses	76.9	70.9	54.1
Armenia
Cost of Services	156.5	142.7	56.8
Selling, General and Administrative Expenses	14.3	13.0	11.2
Other operating expenses	1.0	0.8	0.7
Total Expenses	171.8	156.5	68.7
Unallocated
Cost of Services	11.9	11.6	12.1
Selling, General and Administrative Expenses	11.7	12.4	12.2
Other operating expenses	0.0	0.0	0.4
Total Expenses	23.7	24.0	24.8

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenue from Continuing Operations

Our revenue was U.S.$1,400.0 million for the year ended December 31, 2023, a 1.6% increase from U.S.$1,378.7 million for the year ended December 31, 2022.  This increase in revenue of U.S.$21.4 million was principally derived from the revenue increase of U.S.$51.7 million in Uruguay, U.S.$45.0 million in Armenia, U.S.$21.3 million in Brazil, U.S.$16.2 million in Italy, and U.S.$9.0 million in Ecuador, offset by the decrease of U.S.$122.0 million in Argentina.

Argentina

Revenue from our Argentina segment was U.S.$640.6 million for the year ended December 31, 2023, a 16.0%, or U.S.$122.0 million decrease as compared to U.S.$762.6 million for the year ended December 31, 2022.  This decrease in revenues was mainly the outcome of:

●	a decrease of U.S.$33.9 million, or 10.3%, in aeronautical revenue mainly due to the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29. This decrease was partially offset by an increase in passenger traffic mostly reflected in international passenger traffic;
●	a decrease of U.S.$56.9 million, or 18.5%, in commercial revenue derived mainly from the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29. This decrease was partially offset by: (i) an increase in duty free shop, retail stores, catering, food and beverage, among others, derived from the increase in passenger traffic, and (ii) the increase of cargo revenue due to the increase in cargo volume; and
●	a decrease of U.S.$31.2 million, or 25.1%, in construction services revenue mainly associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29. This decrease was partially offset by the construction works we performed in our airports in Argentina, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment—Argentina.”

Italy

Revenue from our Italy segment was U.S.$133.4 million for the year ended December 31, 2023, a 13.8% or U.S.$16.2 million increase as compared to U.S.$117.2 million for the year ended December 31, 2022.  This increase in revenue was mainly the result of:  (i) an increase of U.S.$7.5 million, or 23.0%, in commercial revenue associated with parking facilities, food and beverage services, vip lounges, among others, derived from the increase in passenger traffic; (ii) an increase of U.S.$8.4 million, or 106.9%, in construction services revenue mainly associated with the construction works we performed at our airports in Italy (see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment—Italy.”); and (iii) the appreciation of the Euro against the U.S. dollar.  This increase in revenue was partially offset by the decrease of U.S.$0.3 million, or 0.4%, in aeronautical revenue mainly due to the aggregate effect of the decrease in revenue resulting from the disposal of the handling business, offset by the increase in passenger traffic, and the recognitions by the Ministry of Economy and Finance of the CPI inflationary effect on airports fees for past years.

Brazil

Revenue from our Brazil segment was U.S.$110.6 million for the year ended December 31, 2023 a 23.9% or U.S.$21.3 million increase as compared to U.S.$89.3 million for the year ended December 31, 2022.  This increase was mainly due to (i) an increase of U.S.$9.0 million, or 24.7%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions, (ii) an increase of U.S.$12.1 million, or 23.0%, in commercial revenue mainly associated with vip lounges, duty free shops, parking facilities, food and beverages, among others, derived from the increase in passenger traffic, and (iii) the appreciation of the Real against the U.S. dollar.

Uruguay

Revenue from our Uruguay segment was U.S.$157.0 million for the year ended December 31, 2023, a 49.1% or U.S.$51.7 million increase compared to U.S.$105.3 million for the year ended December 31, 2022.  This increase was mainly derived from (i) an increase of U.S.$22.0 million, or 50.6%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions; (ii) an increase of U.S.$11.2 million, or 23.0%, in commercial revenue mainly associated with (a) duty free shops, vip lounges, parking facilities, among others, derived from the increase in passenger traffic, (b) the increase in warehouse use fees as a result of the increase in cargo volumes, and (c) the increase in fuel due to the new operation of the fuel business; and (iii) the increase of U.S.$18.5 million, or 140.8%, in construction services revenue mainly associated with the construction works we performed at the Uruguay New Airports, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Uruguay.”

Ecuador

Revenue from our Ecuador segment was U.S.$105.2 million for the year ended December 31, 2023, a 9.4% or U.S.$9.0 million increase as compared to U.S.$96.2 million for the year ended December 31, 2022.  This increase was mainly due to:  (i) an increase of U.S.$10.0 million, or 14.6%, in aeronautical revenue mainly associated with the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concession, and (ii) an increase of U.S.$1.8 million, or 7.2%, in commercial revenue mainly associated with duty free shops and food and beverage stores derived from the increase in passenger traffic.  This increase was partially offset by the decrease of U.S.$2.7 million, or 99.2%, in construction service revenue associated with the construction works we performed at our airport in Ecuador, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Ecuador.”

Armenia

Revenue from our Armenia segment was U.S.$252.5 million for the year ended December 31, 2023, a 21.7% or U.S.$45.0 million increase as compared to U.S.$207.5 million for the year ended December 31, 2022.  This increase in revenue was mainly derived from:  (i) an increase of U.S.$27.9 million, or 45.9%, in aeronautical revenue due to the increase in passenger traffic, (ii) an increase of U.S.$15.3 million, or 10.5%, in commercial revenue mainly due to duty free and other commercial revenues derived from the increase in passenger traffic, the increase in the sale of fuel at our Armenian airports, and the increase in cargo business due to increase in tariffs and cargo volumes.

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2023 and 2022.

Cost of Services from Continuing Operations

Cost of services decreased 5.0% to U.S.$914.7 million for the year ended December 31, 2023 compared to U.S.$963.0 million for the year ended December 31, 2022.  This decrease in cost of services of U.S.$48.3 million was derived from the U.S.$107.0 million in Argentina and U.S.$2.9 million in Italy.  This decrease was partially offset by the increase of U.S.$8.2 million in Brazil, U.S.$34.6 million in Uruguay, U.S.$4.7 million in Ecuador, and U.S.$13.8 million in Armenia.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$419.6 million for the year ended December 31, 2023, a 20.3% or U.S.$107.0 million decrease as compared to U.S.$526.6 million for the year ended December 31, 2022.  This decrease in cost of services was primarily due to the decrease in construction services costs, concession fees, salaries and social security contributions, in all cases associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.  This decrease was partially offset by (i) the increase in expenses resulting from increased airport operations, and (ii) the increase in capital expenditures.

Depreciation and amortization included in cost of services was U.S.$60.1 million for the year ended December 31, 2023, a 30.8% or U.S.$26.7 million decrease from U.S.$86.8 million for the year ended December 31, 2022.

Italy

Cost of services from our Italy segment was U.S.$91.6 million for the year ended December 31, 2023, a 3.1% or U.S.$2.9 million decrease as compared to U.S.$94.6 million for the year ended December 31, 2022.  This decrease in cost of services was mainly due to: the decrease in salaries and social contributions due to the disposal of the handling business.  The decrease was partially offset by (i) the increase in construction services costs associated with the increase in capital expenditures, (ii) the increase in other cost of sales, mainly in provision for maintenance cost and vip lounges expenses, related to the increase in airport operations, and (iii) the increase in concession fees that we were required to pay to the concessionaire as a consequence of the increase in passenger traffic.

Depreciation and amortization included in cost of services was U.S.$7.3 million for the year ended December 31, 2023 a 4.5% or U.S.$0.3 million increase from U.S.$7.0 million for the year ended December 31, 2022.

Brazil

Cost of services from our Brazil segment was U.S.$79.3 million for the year ended December 31, 2023, a 11.5% or U.S.$8.2 million increase as compared to U.S.$71.1 million for the year ended December 31, 2022.  This increase was primarily due to:  (i) the increase in concession fee in line with the previously agreed passenger curve, (ii) the increase in services and fees due to the increase in fire services expenses and civil aviation protection services due to the increase in airports operations, and (iii) the appreciation of the Real against the U.S. dollar.

Depreciation and amortization included in cost of services was U.S.$12.0 million for the year ended December 31, 2023, a 7.4% or U.S.$0.8 million increase from U.S.$11.2 million for the year ended December 31, 2022.

Uruguay

Cost of services from our Uruguay segment was U.S.$93.4 million for the year ended December 31, 2023, a 58.9% or U.S.$34.6 million increase as compared to U.S.$58.8 million for the year ended December 31, 2022.  This increase in cost of services was mainly due to:  (i) increase in construction services cost incurred in connection with the works performed at the Uruguay New Airports, (ii) the increase in salaries and social contributions due to the increase in airport operations, the increase in the number of employees related to the Uruguay New Airports and the appreciation of Uruguayan Peso against de U.S. Dollar, (iii) the increase in maintenance expenses due to the increase in airport operations and the Uruguay New Airports, and (iv) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in revenue.

Depreciation and amortization included in cost of services was U.S.$7.5 million for the year ended December 31, 2023, a 12.4% or U.S.$0.8 million increase from U.S.$6.7 million for the year ended December 31, 2022.

Ecuador

Cost of services from our Ecuador segment was U.S.$62.3 million for the year ended December 31, 2023, an 8.2% or U.S.$4.7 million increase as compared to U.S.$57.6 million for the year ended December 31, 2022.  This increase in cost of services was mainly a consequence of (i) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in regulated revenue, (ii) the increase in maintenance expenses due to the increase in airport operations, and (iii) the increase in salaries due to the increase in the number of employees related to the incorporation of the fire squad.  This increase was partially offset by the decrease in construction services cost incurred in connection with the works performed at our airport in Ecuador.

Depreciation and amortization included in cost of services was U.S.$5.5 million for the year ended December 31, 2023, a 3.2% or U.S.$0.2 million increase from U.S.$5.3 million for the year ended December 31, 2022.

Armenia

Cost of services from our Armenia segment was U.S.$156.5 million for the year ended December 31, 2023, a 9.7% or U.S.$13.8 million increase as compared to U.S.$142.7 million for the year ended December 31, 2022.  This increase in cost of services was mainly due to:  (i) the increase in cost of fuel to support the increase of fuel sales, (ii) the increase in salaries and social contributions due to increase in the number of employees, in line with the increase in airport operations, (iii) the increase in other cost of sales due to the increase in airport operations, and (iv) the increase of U.S.$1.8 million in construction services costs associated with the increase in capital expenditures.

Depreciation and amortization included in cost of services was U.S.$19.4 million for the year ended December 31, 2023, a 12.4% or U.S.$2.1 million decrease from U.S.$17.3 million for the year ended December 31, 2022.

Unallocated

Cost of services from our unallocated segment mainly contain the depreciation and amortization which have increased 2.6% or U.S.$0.3 million from U.S.$11.6 million for the year ended December 31, 2022 to U.S.$11.9 million for the year ended December 31, 2023.

Gross Profit from Continuing Operations

Based on the above, our gross profit increased by 16.8% or U.S.$69.7 million to a gain of U.S.$485.4 million for the year ended December 31, 2023, compared to a gain of U.S.$415.7 million for the year ended December 31, 2022.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses decreased by 1.9% to U.S.$138.7 million for the year ended December 31, 2023 compared to U.S.$141.4 million for the year ended December 31, 2022.  This decrease of U.S.$2.7 million primarily derived from the decrease of U.S.$3.9 million in Italy, U.S.$2.1 million in Brazil, and U.S.$1.1 million in Argentina.  The decrease was partially offset by the increase of U.S.$2.4 million in Uruguay, U.S.$1.4 million in Ecuador, and U.S.$1.3 million in Armenia.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$55.0 million for the year ended December 31, 2023, a 2.0% or U.S.$1.1 million decrease as compared to U.S.$56.1 million for the year ended December 31, 2022.  This decrease in selling, general and administrative expenses was primarily due to (i) a decrease in accrued taxes derived from the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.  This decrease was partially offset by aggregate effect of an increase in revenue and a decrease in bad debts recovery due to collection of debt in connection with Aerolíneas Argentina Group in 2022.

Our depreciation and amortization included in selling, general and administrative expenses for our Argentina segment during the year ended December 31, 2023 suffered non-significant variations as compared to the year ended December 31, 2022.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$13.1 million for the year ended December 31, 2023, a 22.7% or U.S.$3.9 million decrease as compared to U.S.$17.0 million for the year ended December 31, 2022.  This decrease was mainly associated to services and fees due to the decrease in gas and electricity fees.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$3.4 million for the year ended December 31, 2023, a 18.0% or U.S.$0.7 million decrease from U.S.$4.1 million for the year ended December 31, 2022.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$11.1 million for the year ended December 31, 2023, a 16.1% or U.S.$2.1 million decrease as compared to U.S.$13.2 million for the year ended December 31, 2022.  This decrease resulted from (i) the decrease in services and fees, and (ii) the decrease in bad debt.

Our depreciation and amortization included in selling, general and administrative expenses for our Brazil segment during the year ended December 31, 2023 suffered non-significant variations as compared to the year ended December 31, 2022.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$18.9 million for the year ended December 31, 2023, a 14.7% or U.S.$2.4 million increase as compared to U.S.$16.4 million for the year ended December 31, 2022.  This increase was mainly due to:  (i) the increase in other selling, general and administrative expenses associated to security services as a result of more traffic activity, and (ii) the increase in vip lounge expenses and airlines commissions derived from the increase in passenger traffic.  The increase was partially offset by the decrease in services and fees in connection with the investment project presented to obtain tax benefits in 2022.

Our depreciation and amortization included in selling, general and administrative expenses for our Uruguay segment during the year ended December 31, 2023 suffered non-significant variations as compared to the year ended December 31, 2022.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$14.6 million for the year ended December 31, 2023, a 10.4% or U.S.$1.4 million increase as compared to U.S.$13.2 million for the year ended December 31, 2022.  This increase was mainly due to:  (i) an increase in salaries and social security contributions as a consequence of the increase in payment of legal bonus to employees as a result of the increase in annual net results, (ii) an increase in services and fees due to an increase in management fee incurred in connection with the increase in revenues.

Our depreciation and amortization included in selling, general and administrative expenses for our Ecuador segment during the year ended December 31, 2023 suffered non-significant variations as compared to the year ended December 31, 2022.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$14.3 million for the year ended December 31, 2023, a 9.7% or U.S.$1.3 million increase as compared to U.S.$13.0 million for the year ended December 31, 2022.  This increase was mainly due to the increase in salaries and social security contributions and other selling, general and administrative expenses mainly due to increased airport operations.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.2 million for the year ended December 31, 2023, a 37.6% or U.S.$0.2 million decrease from U.S.$0.4 million for the year ended December 31, 2022.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$11.7 million for the year ended December 31, 2023, a 5.2% or U.S.$0.6 million decrease from U.S.$12.4 million for the year ended December 31, 2022.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.4 million for the year ended December 31, 2022, a 5.5% decrease from U.S.$0.4 million for the year ended December 31, 2022.

Impairment reversal/(Loss) of non-financial assets from Continuing Operations

In the year ended December 31, 2023, we recorded a reversal of impairment of U.S.$102.8 million mainly derived from the indemnification related to the friendly termination of the concession agreement in ICAGSA.  In the year ended December 31, 2022, we recorded an impairment loss of U.S.$0.1 million.

Other Operating Income from Continuing Operations

Other operating income increased by 169.3% or U.S.$63.2 million to U.S.$100.6 million for the year ended December 31, 2023 compared to U.S.$37.3 million for the year ended December 31, 2022.  This increase was mainly due to (i) an increase of U.S.$62.7 million in Brazil derived from the indemnification related to the friendly termination of the concession agreement in ICAGSA, and (ii) the increase of U.S.$3.0 million in unallocated income mainly derived from the sale of part of the participation in Navinten S.A. which operates the duty free shop in Uruguay.  These variations were partially offset by a decrease of U.S.$4.3 million in our Italian subsidiary, TA, mainly due to the government grant recognized in 2022 and a decrease in the grants to AA2000 for U.S.$2.4 million for the development of airport infrastructure derived from the increase in revenues.

Other Operating Expenses from Continuing Operations

Other operating expenses increased by 35.4% or U.S.$2.5 million to U.S.$9.5 million for the year ended December 31, 2023 compared to U.S.$7.0 million for the year ended December 31, 2022.  This increase was mainly due to the increase of U.S.$2.0 million in Argentina subsidiary AA2000.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income increased by 77.5% or U.S.$236.1 million to a gain of U.S.$540.6 million for the year ended December 31, 2023, compared to a gain of U.S.$304.6 million for the year ended December 31, 2022.

Share of Income/Loss in Associates from Continuing Operations

Our share of income/loss in associated companies increased by 832.8% or U.S.$8.1 million to a gain of U.S.$7.1 million for the year ended December 31, 2023 compared to a loss of U.S.$1.0 million for the year ended December 31, 2022, derived from accounting our results of operations for Navinten S. A. under the equity method.

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

	For the Year Ended December 31,
	2023				2022
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	232.0	34.2%	(45.8)	(16.5)%	277.9	60.8%
Italy	39.1	5.8%	18.0	84.8%	21.2	4.6%
Brazil	218.3	32.2%	186.2	580.4%	32.1	7.0%
Uruguay	50.0	7.4%	14.6	41.4%	35.3	7.7%
Armenia	99.7	14.7%	30.8	44.7%	68.9	15.1%
Ecuador	32.0	4.7%	3.0	10.4%	29.0	6.3%
Unallocated	6.6	1.1%	14.2	(186.4)%	(7.6)	(1.7)%
Total Adjusted EBITDA	677.7	100.0%	221.0	48.4%	456.7	100.0%

	For the Year Ended December 31,
	2023				2022
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	231.9	34.6%	(45.7)	(16.5)%	277.7	61.1%
Italy	32.9	4.9%	13.4	68.9%	19.5	4.3%
Brazil	218.3	32.5%	186.2	580.4%	32.1	7.1%
Uruguay	50.0	7.4%	14.6	41.4%	35.3	7.8%
Armenia	99.6	14.8%	30.8	44.7%	68.8	15.1%
Ecuador	32.0	4.8%	3.0	10.4%	29.0	6.4%
Unallocated	6.6	1.0%	14.2	(186.4)%	(7.6)	(1.7)%
Total Adjusted EBITDA excluding construction services	671.3	100.0%	216.5	47.6%	454.8	100.0%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax increased by 80.4% or U.S.$244.1 million to a gain of U.S.$547.7 million for the year ended December 31, 2023, compared to a gain of U.S.$303.6 million for the year ended December 31, 2022.

Financial Income from Continuing Operations

Our financial income increased by 59.1% to U.S.$101.6 million for the year ended December 31, 2023, compared to financial income of U.S.$63.9 million for the year ended December 31, 2022.  This increase of U.S.$37.7 million in financial income was primarily due to (i) higher interest income mainly derived from the increase in financial investment in our subsidiary BSB, and (ii) the increase in foreign exchange income mainly in our subsidiaries in Argentina.

Financial Loss from Continuing Operations

Our financial loss increased by 107.0% to U.S.$406.6 million for the year ended December 31, 2023, compared to financial loss of U.S.$196.4 million for the year ended December 31, 2022.  This increase of U.S.$210.2 million in financial loss was primarily due to (i) the increase of U.S.$283.7 million in foreign exchange expenses mainly in our Argentina subsidiaries due to the difference of devaluation of the Argentine peso, compared to the U.S. dollar, overinflation in 2023, which was lower than such difference in 2022.  This increase was partially offset by (i) the decrease of U.S.$69.1 million in interest expenses mainly in AA2000 due to the interest accrued from the liabilities related to the redemption of the preferred shares in 2022 and the decrease in financial debts, and (ii) the decrease of U.S.$3.0 million in changes in liability for concessions in ICAB as a result of a decrease in the Brazilian index used to adjust the concession fee payable under the Brazilian Concession Agreements.

Inflation adjustment from Continuing Operations

Our inflation adjustment was a loss of U.S.$40.5 million for the year ended December 31, 2023, a 308.4% or U.S.$60.0 million decrease compared to inflation adjustment gain of U.S.$19.5 million for the year ended December 31, 2022 due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax increased by 6.1% or U.S.$11.7 million to U.S.$202.2 million for the year ended December 31, 2023, compared to the gain of U.S.$190.5 million for the year ended December 31, 2022.

Income Tax from Continuing Operations

Income tax gains were U.S.$24.2 million for the year ended December 31, 2023, a 197.4% variation from income tax expenses of U.S.$24.9 million recorded for the year ended December 31, 2022.  This U.S.$49.1 million decrease in income tax expense was primarily due to the increase in gain in deferred income tax due to (i) the increase in deferred tax loss primarily due to the devaluation in the period of December 2023, and an inflation adjustment impacting the tax losses carried forward from previous years in the subsidiaries based in Argentina, and (ii) a write-off of deferred tax assets made in 2022 in our Brazilian subsidiary, ICAB, as a consequence of a decrease in projections.  These variations were offset by the increase in current tax mainly in (i) our Armenian subsidiary due to the increase in airports operations, and (ii) Corporación Aeroportuaria S.A. and CAAP, due to withholding tax from dividend received.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased by 36.7% to U.S.$226.5 million for the year ended December 31, 2023, which reflects a difference in gain of U.S.$60.8 million compared to the gain from continuing operations of U.S.$165.6 million for the year ended December 31, 2022.

Loss from Discontinued Operations

Loss from discontinued operations represents losses we have incurred for AAP disposing during the periods presented.  We incurred a loss from discontinued operations for the year ended December 31, 2023, 2022 and 2021 in the amount of U.S.$0.0 million, U.S.$0.0 million and U.S.$21.2 million, respectively.

Net Income

Our net income increased by 36.7% to U.S.$226.5 million for the year ended December 31, 2023, which reflects a difference in gain of U.S.$60.8 million compared to the U.S.$165.6 million in gain for the year ended December 31, 2022.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

A comparison of the years ended December 31, 2022 and 2021 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 31, 2023.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan.  See “Item 4. Company Information - Business Overview - Regulatory and Concessions Framework – Argentina - The AA2000 Concession Agreement - Investment Plan.”

In the year ended December 31, 2023, we spent U.S.$93.3 million on capital expenditures in Argentina, primarily for (i) construction of a new departure terminal building at the Ezeiza Airport; (ii) expansion and remodeling of the passenger terminal at Termas de Rio Hondo Airport; (iii) remodeling the Aeroparque Airport mainly for exterior improvements such as sidewalks, landscaping and coastal filling; (iv) remodeling work of the passenger terminal at San Juan Airport; and (v) power supply to the Control Tower and Rehabilitation of Alpha Taxiing at Resistencia Airport.

During the next five years, AA2000 expects to incur additional capital expenditures as set forth under the Technical Conditions for Extension of the AA2000 Concession Agreement executed in December 2020.  See “Item 4. Company Information- Business Overview- Regulatory and Concessions Framework – Argentina- The AA2000 Concession Agreement- Technical Conditions of the Extension.”

Italy

Under the terms of our Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport.  See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Pisa Concession Agreement,” and “Item 4 Company Information—Business Overview—Regulatory and Concessions Framework—Italy—The Florence Concession Agreement.”

In the year ended December 31, 2023, TA spent U.S.$16.5 million on intangible assets and U.S.$1.0 million in property, plant and equipment (“PPE”), respectively.  Intangible works focused primarily on preparatory works and designs for the expansion of the Pisa terminal, the design of Florence Airport new terminal, the update of the Master plan and the environmental impact assessment of Florence and redevelopment of commercial area in Pisa airport.  PPE investments focused primarily on vehicles, hardware and equipment for metal detectors.

In the year ended December 31, 2022, TA spent U.S.$8.2 million on intangible assets and U.S.$1.5 million in property, PPE, respectively.  Intangible works focused primarily on design of Florence Airport new terminal and Master plan.  PPE investments focused primarily on parking system at Pisa Airport.  In the year ended December 31, 2021, TA spent U.S.$16.1 million on intangible assets and U.S.$3.8 million in property, PPE, respectively.  Intangible works focused primarily on flight infrastructure at the Florence Airport and the new baggage handling system both in Pisa and Florence Airports.  PPE investments focused primarily on final supply of x-ray machines related to the new BHS, new operating machines, vehicles and electronic devices in both Pisa and Florence Airports.

In partnership with the Italian Government, we have developed an investment plan for Florence Airport to invest approximately EUR440 million in capital expenditures for intangible assets.  Currently, this airport cannot service long-haul flights given the short length of its runway.  Additionally, since the runway was built in the direction of the prevailing wind, and there are orographic obstacles along the same direction, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions.  Plans are underway to build a new terminal and runway.  During the next five years, we expect that our subsidiary TA will incur these capital expenditures, subject to final approval of the Florence Master Plan.  We expect that approximately EUR150 million may be invested in connection with the new terminal and the runway to be assumed by governmental institutions.

CAAP and the Italian Government are currently in discussions to develop a EUR528 million infrastructure plan for both the Florence and Pisa Airports.  Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include:

Florence Airport:

●	Amount: EUR440 million, of which approximately EUR290 million is expected to be financed with free cash flow and new borrowing, by TA and the balance to be financed with sovereign grants.
●	Timing of execution: between 2024 and 2027.
●	The plan is expected to include a new terminal of approximately 45,000 square meters (existing terminal area is approximately 19,420 square meters) and a new runway of approximately 2,200 meters in length (existing runway length is approximately 1,560 meters).

Pisa Airport:

●	Amount: EUR88 million, which is expected to be entirely financed with free cash flow and new borrowing by TA.
●	Timing of execution: between 2024 and 2027.
●	The plan is expected to include the expansion of the existing terminal by approximately 7,500 square meters and the renovation of about 12,000 square meters of existing terminal areas (existing terminal area is approximately 32,115 square meters), as well as the restructuring/expansion of the existing aircraft parking area.

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years.  See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement—Master Development Program.”

In the year ended December 31, 2023, we spent U.S.$1.6 million on capital expenditures at the Brasilia Airport, primarily for expansion of the vip lounge and paving of the landing and take-off runway.  In the year ended December 31, 2022, we spent U.S.$1.8 million on capital expenditures at the Brasilia Airport, primarily for fixing remote gates within the Brasilia Airport.  In the year ended December 31, 2021, we spent U.S.$1.8 million on capital expenditures at the Brasilia Airport, primarily for software acquisition and improvements for the relocation of rental spaces.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$9.4 million with respect to the Brasilia Airport.  With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport.  In connection with the development of this new commercial area at the Brasilia Airport, we are moving forward with the adjusted, lower-capital intensive model, that we believe will encompass a mix of commercial offerings funded and operated by third parties.  We expect to receive a percentage of the net operating income derived from the operation of this area.

In the year ended December 31, 2023, we spent U.S.$111 thousand on capital expenditures at the Natal Airport, primarily to purchase generators, hoses, automatic door motors and fire system lining.  In the year ended December 31, 2022, we spent U.S.$159 thousand on capital expenditures at the Natal Airport, primarily to purchase generators, UPS batteries and protective suits, for other general airport maintenance and operation matters.  In the year ended December 31, 2021, we spent U.S.$41.5 thousand on capital expenditures at the Natal Airport, primarily due to the acquisition of fire trucks.

Uruguay

Under the terms of the Carrasco Concession Agreement, the relevant concessionaire is required to present a revised master development program for approval by the Ministry of National Defense every five years.  See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Master Plan.”

In the year ended December 31, 2023, we spent U.S.$34.5 million on capital expenditures primarily for the National System of International Airports (SINAI), (U.S.$11.1 million for the Rivera Airport, U.S.$11 million for the Salto Airport, U.S.$1.7 million for the Carmelo Airport, U.S.$0.8 million for the Melo Airport, U.S.$0.8 million for the Paysandú Airport, U.S.$3.1 million for the Durazno Airport, and U.S.$2.6 million for advanced payments).  In the year ended December 31, 2022, we spent U.S.$17.2 million on capital expenditures primarily for (i) construction of new terminal and runway and improving lightning and beaconing at Carmelo Airport and advance payment made to the National System of International Airports (known as SINAI) for works to be completed at the different airports.  In the year ended December 31, 2021, we spent U.S.$0.1 million on capital expenditures at the Carrasco Airport, primarily for the works performed in the underground access gate.

In the year ended December 31, 2023, we spent U.S.$2.1 million on capital expenditures at the Punta del Este Airport, primarily for the acquisition of equipment for walkway and check in points and improvement in passenger’s terminal.  In the year ended December 31, 2022, we spent U.S.$2.8 million on capital expenditures at the Punta del Este Airport, primarily for construction of three new hangars, beaconing and runway edge.  In the year ended December 31, 2021, we spent U.S.$5.4 million on capital expenditures at the Punta del Este Airport, primarily for the construction of three new hangars, acquisition of fire trucks, security equipment and improvement in passenger’s terminal.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$41.5 million, as required by contract.  We do not expect to incur in optional expenditures.  Likewise, during the next five years and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$5.0 million in the Punta del Este Airport, all required by contract.  We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program.  See in “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Ecuador” the “The Guayaquil Concession Agreement—Master Plan” and “The Galapagos Concession Agreement—Master Plan.”

In the year ended December 31, 2023, we spent U.S.$3.3 million on capital expenditures at the Guayaquil Airport, primarily for works related to Addendum 7 – Addendum 10 (works on platforms and the General Aviation Terminal expansion) of U.S.$2.0 million and the update of body scan and the closed-circuit television equipment.  In the year ended December 31, 2022, we spent U.S.$1.8 million on capital expenditures at the Guayaquil Airport, primarily for the airport apron, machine and equipment and the purchase of electric vehicles.  In the year ended December 31, 2021, we spent U.S.$0.8 million on capital expenditures at the Guayaquil Airport, primarily for works related with Addendum No. 07.

In the year ended December 31, 2023, we spent U.S.$374 thousand on capital expenditures at the Galapagos Airport, primarily for maintenance of runway and acquisition of safety and fire equipment.  In the year ended December 31, 2022, we spent U.S.$122 thousands on capital expenditures at the Galapagos Airport, primarily for maintenance of airport roadway.  In the year ended December 31, 2021, we spent U.S.$70 thousands on capital expenditures at the Galapagos Airport, primarily for the purchase of an electric vehicle and an electricity generator.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$10.9 million in the Guayaquil Airport, of which U.S.$4.9 million are expenditures required by contract and U.S.$6.0 million are optional expenditures.  Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$10 million in the Galapagos Airport, all of which are expenditures required by contract.

ECOGAL is currently in negotiations with the Direccion General de Aviacion Civil to enter into an amendment of the Galapagos Concession Agreement to reassess and differ the capital investment required under such concession.

Armenia

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years.  See “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework—Armenia—The Armenian Concession Agreement—Master Plan.”

In the year ended December 31, 2023, we spent U.S.$6.5 million at the Zvartnots Airport and U.S.$0.6 million at the Shirak Airport on capital expenditures, primarily for the new security system installation, new parking and old parking reconstructions, acquisition of property and equipment at Zvartnots Airport, new hall constructions, and renovation work at Shirak Airport.  In the year ended December 31, 2022, we spent U.S.$5.1 million at the Zvartnots Airport and U.S.$0.7 million at the Shirak Airport on capital expenditures, primarily for (i) remodeling works at the Shirak Airport which mainly included works made at the departure and arrival halls, (ii) construction works at the Zvartnots Airport which mainly included building reparation, and (iii) upgrade of systems and security equipment.  In the year ended December 31, 2021, we spent U.S.$2.1 million at the Zvartnots Airport and U.S.$5.5 million at the Shirak Airport on capital expenditures, primarily for renovation works at the Shirak Airport, renovation of runway of C station in Zvartnots Airport and the acquisition of PPE, mainly on a snow cleaning machine, computer appliances and cameras.

CAAP and the Armenian Government are currently in discussions to develop a U.S.$400 million infrastructure plan expected to be implemented before end of 2027 in Zvartnots Airport and Shirak Airport.  In addition to adding new boarding gates, check-in counters and stand positions, the infrastructure plan is also anticipated to expand the terminal area by approximately 40,000 square meters (existing terminal area is approximately 34,000 square meters) and the commercial space by approximately 6,200 square meters (existing commercial space is approximately 12,600 square meters).

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

We have prepared our Audited Consolidated Financial Statements in accordance with IFRS Accounting Standards adopted by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee.  The Audited Consolidated Financial Statements are presented in U.S. dollars.

In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 2.X to our Audited Consolidated Financial Statements.

Recent Accounting Pronouncements

We summarize the recent accounting pronouncements in Note 2.A to our Audited Consolidated Financial Statements.

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

COVID-19 Virus-Impact

Although COVID-19 virus had an impact in the global economy and in particular in the aviation industry during 2020 and 2021, there was an increase in traffic across all countries in 2022 compared with previous years as travel restrictions have been lifted mainly during the second semester of 2021 and continued during 2022.

In 2023, our passenger traffic increased 23.7% compared to 2022 with 81.1 million passengers served (65.6 million passengers served in 2022).  Passenger traffic during 2023 increased in line with the recovery of the aviation industry.

Our Brazilian Segment

In connection with the BNDES Refinancing (see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”), the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating), of at least B-/B3, which has been achieved in April 2022, being in compliance as of December 31, 2022 and 2023.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021 fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES Refinancing. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.”

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of the amount due and payable of the fixed concession fee on December 31, 2021 and, even though, the Brazilian Ministry of Infrastructure granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings to declare ICAB’s payment obligations default.

Notwithstanding the process initiated by ANAC, ICAB initiated a judicial procedure.  On February 2, 2022, a federal judge granted a writ of mandamus pursuant to which all actions against ICAB in connection with the lack of payment of the concession fee were automatically suspended.  The process is still ongoing and although there can be no assurance as to the outcome of the proceedings, ICAB believes, based on the opinion of the ICAB’s external legal advisors, it is not likely that such writ of mandamus suspending actions against ICAB will be lifted or cancelled.

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital.  As of December 31, 2023, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$15.7 million, of which U.S.$15.6 million had been reserved as of such date.  As of December 31, 2023, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$7.4 million, of which U.S.$6.4 million had been reserved as of such date.  As of December 31, 2023, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$13.8 million, of which U.S.$12.2 million had been reserved as of such date.

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

With the combination of the corporate rate and dividend withholding rate on after-tax profit, for fiscal years starting in 2021, the combined tax rate would be between 30.25%; and 39.55%, depending on the applicable progressive rate.

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

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2023, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2023, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Contractual Restrictions

The ability of our operating subsidiaries to pay dividends is also subject to contractual debt covenant restrictions (see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”).

Argentina Foreign Exchange Regulations

Although the new administration has announced several measures to promote foreign investments and deregulate the economy, given the lack of reserves of the Argentine Central Bank (for its acronym in Spanish, the “BCRA”) the foreign exchange restrictions applicable to inflow and outflow of funds into and from Argentina, reinstated since September 2019, remain substantially the same.

In this vein, access to the Foreign Exchange Market (“MLC”, for its Spanish acronym) for payments of dividends abroad, among other concepts, is subject to the BCRA prior clearance, unless certain limited exceptions are met.  In practice this requirement and the difficulties for residents to fall under the scope of any of the exceptions provided thereby are considered an implied prohibition to access the MLC to transfer dividends offshore.

Below is a summary of the main foreign exchange restrictions currently contemplated by the foreign exchange regulations (Communiqué “A” 7953, as amended and supplemented from time to time, the “Foreign Exchange Regulations”) regarding payment of dividends, financial debts and imports. General Requirements to Access to the Foreign Exchange Market

As a general rule, and in addition to any rules regarding the specific purpose for access the MLC, certain general requirements must be met by a local company (such as AA2000) or individual for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad, payment of services rendered by non-residents, remittances of profits and dividends, payment of principal and interest on foreign indebtedness, payments of interest on debts for the import of goods and services, among others) without need of the BCRA’s prior clearance.

Among others, the main restrictions include the following:

(i)	not having performed, on the day in which the access to the MLC is required and in the previous 90 calendar days (in case the transactions detailed below are performed with securities governed by Argentine law) or 180 calendar days (in case the transactions detailed below are performed with securities governed by foreign law), and the commitment not to perform within the subsequent 90 or 180 calendar days (as applicable) (the “Blocking Period”), the following transactions (the “General Requirements”):
●	sales of foreign-currency denominated securities in Argentina with settlement in foreign currency;
●	exchange of securities issued by a resident for foreign assets;

●	transfers of securities issued by a resident to depositories located abroad;
●	purchase of securities issued by non-residents in Argentina with settlement in Pesos;
●	purchase of Argentine deposit certificates representing foreign shares (CEDEARs);
●	purchase of securities representing private debt issued in a foreign jurisdiction; and/or
●	delivery of funds in Pesos or other Argentine assets (other than funds in foreign currency deposited in an Argentine bank account) to any individual or entity, resident or non-resident, affiliated or not, receiving as a previous or subsequent consideration, directly or indirectly, by itself or through an affiliated, controlled or controlling entity, foreign assets, crypto assets or securities deposited in a foreign jurisdiction.
(ii)	on the day of access to the MLC, all the foreign currency in Argentina must be on deposit at Argentine financial entities and the payor must have no “liquid external assets” and/or CEDEARs exceeding U.S.$100,000, except to the extent simultaneously applied to make payments allowed under the Foreign Exchange Regulations and unless such “liquid external assets” originate from certain transactions specified in the Foreign Exchange Regulations;
(iii)	commit to repatriate into Argentina and exchange into Argentine pesos through the MLC, within five business days from collection, any funds received under loans granted to third parties, time deposits or for the disposition of assets to the extent that the loans were granted, the deposits constituted, or the assets acquired after May 28, 2020; and
(iv)	if the entity requesting access to the MLC is a legal entity, it must submit a sworn statement indicating:
(a)	that in the previous 180 calendar days prior to the date requesting access to the MLC, the entity has not delivered Pesos or other local liquid assets to any individual or entity, related or not, except those deliveries directly associated with the ordinary course of business; or
(b)	in the event of having delivered Argentine pesos or other liquid local assets during the relevant terms indicated by the Foreign Exchange Regulations, the detail of is direct controlling entities and other members of its economic group (without restrictions regarding the activity or location of the respective related parties) and, alternatively, affidavits of:
(1)	the related entities who have received funds or local liquid assets during the relevant terms established by the Foreign Exchange Regulations, stating that they have not carried out and committing not to carry out the transactions listed in (i)(a) through (i)(g) above and stating that they have not delivered Argentine pesos or other local liquid assets to their direct controlling entities or to other members of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services; or
(2)	each related person, whether they have received funds or local liquid assets or not, stating, alternatively and during the applicable terms established by the Foreign Exchange Regulations:
(x)	not having conducted and committing not to conduct the transactions listed in (i)(a) through (i)(g) above; or
(y)	not having received Argentine pesos or other local liquid assets from the entity accessing the MLC or from any of its affiliates who have received, in turn, funds or local liquid assets from said entity, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

Transfer of Funds Abroad for Payment of Dividends

According to the Foreign Exchange Regulations, payment of dividends is subject to the BCRA’s prior clearance unless certain exceptions are met and the General Requirements are complied with.  Among other exceptions and requirements, the Foreign Exchange Regulations establish the following conditions in order to allow access to the MLC for the payment of dividends:

●	the dividends distribution shall arise from audited and approved financial statements;
●	the aggregate amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting;
●	the company registers direct capital contributions which were exchanged into Pesos through the MLC since January 17, 2020;
●	the aggregate amount of the transfers effected for this purpose through the MLC as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the MLC as of the referred date;
●	the acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item (c) above;
●	the company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and
●	The company must have disclosed the aforementioned capital contributions in the last filing due under the Reporting Regime of External Assets and Liabilities.

In addition, according to the provisions of the Foreign Exchange Regulations, in case the relevant company is a beneficiary under certain incentive schemes for exporters and oil and gas producers, access to the MLC would also be allowed to transfer dividends abroad.  However, as of the date of this annual report, AA2000 is not a beneficiary of the referred schemes.

Transfer of Funds Abroad for Payment of Debt

The Foreign Exchange Regulations establish the obligation of repatriation and exchange into Argentine pesos through the MLC of external debts disbursed as of September 1, 2019 as a condition for subsequent access to the MLC, (unless certain exceptions are met, such as the case of exchanges or capitalization of interest) in order to cancel principal and interest services of said indebtedness.

Subject to the fulfillment of the General Requirements and the obligations described in the previous paragraph, access to the MLC is authorized for the repayment of the financial debt services abroad at their maturity date or up to three business days in advance.  It is established that access to the Argentine Foreign Exchange Market for the payment of debt services abroad could also be granted to trustees of trusts established in the country to guarantee the payment of principal and interest services of said debt, to the extent it is verified that the debtor would have had access to the MLC for said payment.

Among other cases, Argentine residents are authorized to make payments of services of financial debts abroad or of local debt securities prior to the period allowed by the regulations (three days prior to expiration of the relevant service of principal or interest), subject to fulfillment of the following conditions:  (i) it involves external financial debt authorized by the regulations to have access to the MLC for debt repayment purposes, and the related contracts provide for the crediting of funds in escrow accounts for future foreign debt servicing purposes, (ii) the funds acquired are deposited in foreign currency accounts of their ownership opened in local financial institutions constitution of the guarantees in offshore accounts shall only be authorized when this is the sole and exclusive alternative set forth in the financing agreements entered into before August 31, 2019, (iii) the accumulated amounts do not exceed the value of the next debt service, (iv) access is made for a daily amount that does not exceed 20% of the amount set forth in (iii), and (v) the bank must have verified that the indebtedness complies with the exchange regulations by which such access is admitted.  Foreign currency funds not used in the cancellation of the committed debt service must be settled in the MLC within 5 business days after the expiration date of the respective debt service.

Likewise, among other cases, the Foreign Exchange Regulations also provide that prior approval of the BCRA will not be necessary to access the MLC for pre-payment with more than three business days prior to due date for the payment of principal and interest on financial debts abroad as long as all the following conditions are met:  (i) the pre-payment is made simultaneously with the repatriation and exchange into pesos of the proceeds disbursed under new financial debt, (ii) the average life of the new indebtedness is greater than the average remaining life of the debt that is pre-paid, (iii) the maturity of the first principal service of the new indebtedness is not prior to the first expected future maturity of the principal service of the debt that is prepaid, and (iv) the amount of the first principal service of the new indebtedness does not exceed the amount of the first planned future principal service of the debt that is prepaid.

In addition, among other cases, no prior consent from the BCRA is required to pre-pay interest of external financial debt in the context of a process of exchange of debt securities with an anticipation of more than three business days, as long as (i) the prepayment is made in the context of an exchange of debt securities issued by the client requesting access to the MLC, (ii) the aggregate amount to be prepaid corresponds to accrued interest until the exchange closing date; (iii) the average life of the new securities is longer than the remaining average life of the securities subject to the exchange; and (iv) the aggregate principal amount of the new securities shall not exceed the aggregate principal amount outstanding under the securities subject to the exchange.

Limitations for the repayment of foreign-currency-denominated financial debt - Refinancing Plan

The Foreign Exchange Regulations required to submit to the BCRA, a refinancing plan following certain guidelines in order to access the MLC for, the repayment of principal maturing between October 15, 2020 and December 31, 2023 (the “Relevant Period”)  corresponding to external financial indebtedness with non-related parties and foreign-currency-denominated securities issued in the local market (including, in both cases, indebtedness of financial institutions for own operation and excluding borrowings granted or guaranteed by international organizations and official credit agencies) (the “Mandatory Refinancing”).

According to item 3.17 of the Foreign Exchange Regulations, as a rule, under the Mandatory Refinancing at least:

60% of the outstanding principal amount under the relevant financing with maturities that fell during the Relevant Period should be refinanced with a new financing or debt restructuring with an average life of not less than two years while access to the MLC to repay the remaining 40% was allowed.  In addition, certain exceptions to this rule were contemplated (e.g. repayments through the MLC not exceeding U.S.$2 million were allowed).  As of the date of this annual report the relevant maturity dates contemplated by the Mandatory Refinancing were not extended; therefore, the requirement to submit the refinancing plan for principal maturities after December 31, 2023, is not applicable.

External financial debt with related parties

Subject to certain exceptions, repayment of principal of external financial debt with related parties is subject to the BCRA’s prior approval until December 31, 2024.

Other relevant Foreign Exchange Regulations

Blue-Chip Swap Transactions

The performance of blue-chip swap transactions can be an alternative lawful mechanism to perform payments abroad.  As outflows, the blue-chip swap transactions consist in purchasing securities in an Argentine market and, afterwards, selling those securities in a foreign market (obtaining foreign currency outside of Argentina).  The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

According to the Foreign Exchange Regulations, the performance of this type of transactions by companies or individuals who regularly access to the MLC triggers the Blocking Period, except in the case of transactions performed with BOPREAL.  See “—General Requirements to Access the MLC” and “—Payment of imports of goods and services-BCRA Notes.”

In addition, the Foreign Exchange Regulations establishes that the settlement of blue-chip swap transactions must be made through transfers to and from bank accounts of the relevant customer held in foreign financial institutions (with some exceptions, see “—Payment of imports of goods and services-BCRA Notes”).

If the relevant company or individual who intends to perform a blue-chip swap transactions benefits from any grant, subsidies or financing granted by the government as a result of the COVID-19 pandemic, it would be impaired to conduct this type of transactions.

In addition, the CNV Rules provide for certain requisites applicable to the performance of blue-chip swap transactions, which include, among others, the following:

(i)	a minimum parking period of the securities involved in the blue-chip swap transactions of one (1) business day;
(ii)	the submission of an affidavit stating that the entity performing the blue-chip swap transactions does not hold a position as a taker in repos and/or reverse repos, regardless of the settlement currency, either as a holder or joint holder, and in no registered broker-agent, and that it has not obtained any type of financing, either in funds and/or other securities;
(iii)	the obligation of the broker-agent involved to report information regarding each blue-chip swap transaction to be performed with five (5) business days in advance if: (a) the transaction is going to be performed by a non-resident; or (b) the transaction is going to be performed by residents and exceeds the amount of AR$200,000,000 per day; and
(iv)	a daily limit for blue-chip swap transactions to be performed by non-residents of AR$100,000,000.

Payment of imports of goods and services

Elimination of the “SIRA” and “SIRASE” declarations as a requirement for access to the MLC.  Creation of “SEDI”

On December 13, 2023, the BCRA issued Communiqué “A” 7917 which eliminates the need to have an approved “SIRA” or “SIRASE” declarations for the payment of imports of goods and services, respectively, and to validate payments through the “Single Foreign Trade Current Account for Foreign Trade” (“Cuenta Única de Comercio Exterior”).

In replacement of this system, on December 22, 2023, the AFIP and the Secretariat of Commerce issued the Joint General Resolution No. 5466/2023 (as amended and supplemented from time to time) (the “Joint Resolution”) by virtue a new system so called “SEDI” was created (“Sistema Estadístico de Importaciones”).  An approved “SEDI” declaration is required exclusively for the customs clearance of imports of goods.  This declaration will be valid for 360 calendar days, counted as from the date of its approval.

The Joint Resolution also eliminated the requirement of analysis of the importer’s financial economic capacity (“CEF” for its Spanish acronym) in order to authorize the SEDI declaration.  In this sense, the AFIP -prior to the customs approval- will analyze’ the importer’s tax situation at the time of making the SEDI declaration, based on the information available in its records.

Access to the MLC for payment of imports of goods and services:

Communiqué “A” 7917 contemplates a differential treatment for imports of goods and services taking place on or after December 13, 2023, with respect to the regime applicable to the payment of commercial debt outstanding as of December 12, 2023 (the “Outstanding Debt”).

The payment of the Outstanding Debt through the MLC is subject to the BCRA’s prior approval:  (i) when it corresponds to transactions financed or guaranteed by local or foreign financial entities or by international organizations or official credit agencies; or (ii) payments made within the framework of incentive schemes for exporters (which, as of the date of this annual report, AA2000 is not a beneficiary=.  Additionally, the BCRA implemented an alternative payment mechanism through the subscription of notes to be issued by the BCRA (the “BOPREAL”), whose main characteristics are detailed “—BCRA Notes” below.

The access to the MLC for the payment of imports of goods and services made on or after December 13, 2023, is subject to compliance with the General Requirements and the following requisites:

(i)	as a rule, advance payment of imports of goods or services is subject to the BCRA’s prior clearance;
(ii)	access to the MLC for the payment of imports of goods is allowed in quarters (25% of each installment) as from 30, 60, 90 and 120 calendar days from the nationalization of the goods (certain exceptions and specific terms are applicable to certain goods such as oil, energy, pharmaceuticals, automotive products);
(iii)	access to the MLC for the payment of imports of services is allowed after 30 days from the date of service provision (certain exceptions and specific terms are provided for certain types of services such as health services, travel, credit card payments, cultural and recreational services); and

(iv)	access to the MLC for the payment of imports of services provided by related parties is allowed after 180 days from the date of service provision (unless the services fall under any of the exceptions contemplated in the rule).

BCRA Notes

On December 22, 2023, the BCRA issued Communiqué “A” 7925 (as amended) establishing the conditions for subscription of BOPREAL, which, in accordance with the provisions of Decree No. 72/2023 and the aforementioned BCRA regulations, may be used by importers to: (i) regularize the Outstanding Debt; and (ii) cancel certain tax and customs obligations.  The BOPREAL may only be subscribed by importers who have Outstanding Debt.

The terms and conditions of the three series of BOPREAL offered by the BCRA are detailed in Communiqué “B” 12695.  The notes can be subscribed in Argentine pesos at the reference exchange rate published by the BCRA according to Communiqué “A” 3500 of the day before the subscription date.  Importers must subscribe BOPREAL through financial entities.

On January 31, 2024, the allocation of BOPREAL Series 1 was completed, reaching the maximum available amount for this series of U.S.$5 billion.  AA2000 had subscribed an aggregate amount of U.S.$1,083,470 of BOPREAL Series 1.  Additionally, on February 22, 2024, for the allocation of BOPREAL Series 2 was also completed, reaching the maximum amount offered under this series of U.S.$2.0 billion. The offering of Series 3 is currently ongoing for a maximum amount of up to U.S.$3.0 billion.  The BOPREAL may be used as a mechanism to repay the Outstanding Debt, as follows:

(i)

importers who subscribed Series 1 BOPREALs prior to January 31, 2024, and the aggregate amount of BOPREALs subscribed equals or exceeds 50% of the Outstanding Debt, can access to the MLC, beginning February 1, 2024;

a.	in an amount up to 5% of the aggregate amount of Series 1 BOPREALs subscribed by the importer
b.	in an amount up to 10% of the aggregate amount of Series 1 BOPREALs subscribed by the importer, provided that, simultaneously:
i.	repatriate and exchange into Pesos through the MLC an equivalent amount corresponding to collections from exports of goods that would have been due to be received from March 1, 2025, onwards; and
ii.

repatriate and exchange into Pesos through the MLC an equivalent amount corresponding to advance payments for exports of goods that will be offset with shipments whose collections would have been due from March 1, 2025, onwards, up to 10% of the total advances.

(ii)

importers who subscribe to BOPREAL Series 1 for an amount equal to or greater than 25% of the Outstanding Debt can access the MLC for up to 50% of the prepayments of exports of goods they settle simultaneously through the MLC, corresponding to shipments whose payments would have been due from March 1, 2025, for up to 10% of the total advances.

(iii)

swap (“canje”) and/or arbitrage (“arbitraje”) with funds deposited in a local account corresponding to principal and interest payments under any series of BOPREAL (i.e., amounts paid by the BCRA under the BOPREAL will be freely available to be transferred abroad);

(iv)	payment in kind of the Outstanding Debt through the delivery to the relevant foreign supplier (either a related or an unrelated party) of any series of BOPREAL; and
(v)

blue-chip swap transactions carried out by the importer with BOPREAL, which will not trigger the Blocking Period.  In addition, BCRA Communiqué “A” 7935 allows the importer, as from April 1, 2024, to make blue chip swap transactions with other securities (other than BOPREAL) in order to cover the difference of the Outstanding Debt not cancelled with the proceeds obtained from the settlement of the blue-chip swap transactions performed with BOPREAL.  In addition, through Communiqué “A” 7940 the BCRA also allowed the possibility of settling in the account of a third party abroad the blue-chip swap transactions performed with BOPREAL and other securities (in the latter case as from April 1, 2024).

Registry of Commercial Debt for Imports with Foreign Suppliers

The Joint Resolution created the Registry of Commercial Debt for Imports with Foreign Suppliers (“Padrón de Deuda Comercial por Importaciones con Proveedores del Exterior”) (the “Registry”) in which the importers must register the Outstanding Debt.  In accordance with the Resolution, if the importers cancel imports under the Outstanding Debt through other mechanisms that did not involve the transfer of currency, they should also register those imports in the Registry.

According to the referred rule, the importers should have completed the Registry in accordance with the guidelines available on the AFIP’s website, until January 24, 2024.  The information recorded in the Registry shall be deemed a sworn statement.  If the importer did not submit the information to the Register, or falsifies or adulterates the information provided therein, it will not be able to access to the payment mechanisms established by the new regulations (e.g., subscriptions of BOPREAL Series 2 and 3) and the relevant debt shall be subject to a further evaluation by the authorities.  As of the date of this annual report, AA2000 completed the Registry.

MEMs will be able to access the MLC to cancel de Outstanding Debt for imports

Communiqué “A” 7952 allows Micro, Small and Medium-Sized Enterprises (“MSMEs”) to access the MLC as from February 10, 2024, to cancel the Outstanding Debt, as long as they comply with the following requisites:

1.	the MSMEs, must be subscribed in accordance with the BCRA rules on “Determination of the status of micro, small and medium-sized enterprises”;
2.	the aggregate amount of the Outstanding Debt is less than or equal to U.S.$500,000 (the “Maximum Amount”);
3.

the aggregate amount of the Outstanding Debt must have been registered in the Registry of Commercial Debt for Imports with Foreign Suppliers (“Padrón de Deuda Comercial por Importaciones con Proveedores del Exterior”);

4.	payments made through the MLC must not exceed the Maximum Amount and, in turn, must not exceed the following caps according to the schedule detailed below:
a.	from February 10, 2024, through March 9, 2024, the lesser of U.S.$50,000 or the Maximum Amount;
b.	from March 10, 2024, through April 9, 2024, the lesser of U.S.$150,000 or the Maximum Amount 3; and
c.	on or after April 10, 2024, no cap as long as the Maximum Amount is not exceeded; and
5.

the Outstanding Debt must be declared in the last due presentation of the “Survey of External Assets and Liabilities” established by Communiqué “A” 6401 (as amended and supplemented from time to time).

Off-Balance Sheet Risks

Our off-balance sheet risk arises principally as a result of our contingent obligations to third-party guarantors that provide performance bonds, sureties and other guarantees that are required to secure the performance of our obligations under our concession agreements. For a discussion of the performance bonds, sureties and other guarantees provided in our concession agreements, please see the following sections of  “Item 4. Company Information—Business Overview—Regulatory and Concessions Framework”:  “Argentina—The AA2000 Concession Agreement—Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement,” “Italy—The Pisa Concession Agreement—Guarantees,” “Italy—The Florence Concession Agreement—Guarantees,” “Brazil—The Brazilian Concession Agreement—Guarantees and Other Financial Commitments,” “Uruguay—The Carrasco Concession Agreement—Guarantees,” “Ecuador—Terminal Aeroportuaria de Guayaquil S.A. TAGSA Concession—Guarantee and Performance Bonds,” “Ecuador—Aeropuerto Ecológico de Galápagos S.A. ECOGAL—Guarantee and Other Performance Bonds,” and Note 26 to our Audited Consolidated Financial Statements.

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Economico e Social “BNDES”) and Banco Citibank to ICAB, as determined by a final, non-appealable judgment of a court of competent jurisdiction. See “Item 7. Major Shareholders and Related-Party Transactions—Related Party Transactions—Other Transactions with Related-Parties—Registration Rights and Indemnification Agreement.”

Cash Flows

Years ended December 31, 2023 and 2022

Operating Activities

The net cash provided by operating activities was U.S.$356.4 million for the year ended December 31, 2023, a 17.8% or U.S.$53.8 million increase in net cash provided by operating activities as compared to U.S.$302.6 million in net cash provided by operating activities for the year ended December 31, 2022, mainly as a result of (i) the increase of U.S.$57.9 million in cash provided by operating activities derived from the increase in our airports activity, and (ii) the aggregate effect of the decrease of U.S.$5.5 million in capital expenditures mainly in Argentina partially offset by the increase in capital expenditures in our subsidiaries in Uruguay and Italy, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment.”  The increase in net cash provided by operating activities was partially offset by a decrease of U.S.$9.6 million in grants received from local authorities in 2023, as compared to 2022.

Investing Activities

The net cash used in investing activities was U.S.$66.4 million for the year ended December 31, 2023, an 807.5% or U.S.$75.8 million variation as compared to U.S.$9.4 million provided by investing activities for the year ended December 31, 2022.  The variation was primarily due to the financial investing made during 2023 explained by the aggregate effect of (i) the decrease of U.S.$97.7 million in disposal of other financial assets mainly in AA2000, AIA, CASA and the release of restricted cash in the interest payment account in ACI Sudamérica in 2022, offset by the increase in disposal of other financial assets in TAGSA, Corporación Aeroportuaria S.A., and CAS Panamá in 2023.  This variation from cash provided by investing activities in 2022 to cash used in investing activities in 2023, was partially offset by the decrease of U.S.$22.0 million in acquisition of other financial assets mainly in AA2000, CASA TAGSA and Corporación Aeroportuaria S.A.

The net cash used in discontinued investing activities was U.S.$14.7 million for the year ended December 31, 2022 due to the disbursement of the outstanding balance related to AAP disposal.

Financing Activities

The net cash used in financing activities was U.S.$201.6 million for the year ended December 31, 2023, a 13.9% or U.S.$32.7 million decrease as compared to U.S.$234.3 million in net cash used in financing activities for the year ended December 31, 2022 primarily as a result of:

(i)	the payment of U.S.$172.0 million for the redemption of preferred shares under the AA2000 Concession Agreement in 2022;
(ii)

the decrease of U.S.$128.3 million in loans repaid mainly due to the decrease of:  (a) U.S.$116.7 million derived from the decrease in payment of borrowings in AA2000, (b) the decrease of U.S.$31.5 million mainly derived from the prepayment made to Ameriabank C.J.S.C. in AIA in 2022, partially offset by (c) the increase of U.S.$18.9 million in Italy due to the SACE loan payments (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”);

(iii)

the decrease of U.S.$27.6 million in interest paid mainly due to U.S.$30.1 million in AA2000 as a result of the decrease in debt, offset by the increase of U.S.$4.1 million in Italy (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”);

(iv)

these variations were partially offset by:  (a) the decrease of U.S.$284.1 million in proceeds from borrowings mainly due to the decrease of U.S.$275.4 million in AA2000 and the increase of U.S.$6.8 million in Italy (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”), and (b) the decrease of U.S.$14.7 million in proceeds from cash contributions made by the non-controlling interest in ICAB.

Years ended December 31, 2022 and 2021

A cash flow comparison of the years ended December 31, 2022 and 2021 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2022, filed with the SEC on March 31, 2023.

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

Indebtedness

Set forth below is a summary of certain terms and conditions of our financing agreements:

Argentina

Argentine Notes – Argentine Notes Series 2017

On February 6, 2017, AA2000 issued U.S.$400.0 million aggregate principal amount of 6.875% senior secured notes due 2027 (the “Argentine Notes Series 2017”). The Argentine Notes Series 2017 are senior obligations of AA2000 and rank pari passu in right of payment with any existing and future indebtedness of AA2000 that is not subordinated in right of payment to the Argentine Notes Series 2017. The Argentine Notes Series 2017, up to an amount equal to U.S.$400.0 million, are secured by the trust dated January 19, 2017 entered into by AA2000 and the trustee thereto, under which AA2000 transferred and assigned in trust (a) right, title and interest in, to and pursuant to (but none of its obligations under or relating to) each payment of the Usage Fees; and (b) the Company’s right, title and interest in, to and pursuant to (but none of its obligations under or relating to) 100% of the AA2000 rights under the AA2000 Concession Agreement, to receive payment in the event of termination, expropriation or surrender of the AA2000 Concession Agreement, including the right to receive and retain all payments thereunder and all other proceeds thereof;, subject to the condition that AA2000 has sufficient funds from proceeds not transferred to the trust to cover basic concession operating costs (the “Tariffs Trust”). The Tariffs Trust was approved by ORSNA up to the full principal amount of the Argentine Note Series 2017. AA2000 is not required to fully fund the Tariffs Trust.

Principal and interest on the Argentine Notes Series 2017 are payable quarterly on each February 1, May 1, August 1, and November 1, with the first payment of interest beginning on May 1, 2017, and the first payment of principal beginning on May 1, 2019. The Argentine Notes Series 2017 will mature on February 1, 2027.

AA2000 may redeem the Argentine Notes Series 2017 in whole or in part at the following redemption prices:

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

In relation to the Argentine Notes Series 2017, AA2000 was subject to certain customary negative covenants, such as restrictions on debt it may incur, restrictions on payment of dividends, restrictions on encumbrances of its property, limitations on disposal of its assets and investments which it may make, as well as restrictions in relation to its ability to merge or consolidate with another entity.  As detailed in “—Exchange Offer to Argentine Notes Series 2017”, in the context of the exchange offer completed in May 2020, substantially all of the restrictive covenants and events of default established by the indenture were eliminated with respect to the Argentine Notes Series 2017.

Termination of the AA2000 Concession Agreement will trigger a default under the Argentine Notes Series 2017.  In the event of termination of the AA2000 Concession Agreement, payment of the Argentine Notes Series 2017 will be automatically accelerated and shall be immediately due and payable.

Global Program

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes.  The aforementioned program establishes the issuance of simple Notes not convertible into shares with a nominal value of up to U.S.$500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”).  On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes.  The principal value was increased up to U.S.$1,500 million after an ordinary general meeting of holders held on June 15, 2021, and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval.

Exchange Offer to Argentine Notes Series 2017

On May 19, 2020, AA2000 completed an exchange offer pursuant to which 86.73% of the aggregate original principal amount of the Argentine Notes Series 2017 were exchanged for newly issued 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Argentine Notes Series 2020”).

The terms of the Argentine Notes Series 2020 are substantially identical to the terms of the Argentine Notes Series 2017, except that (i) the quarterly interest payment originally scheduled to be paid in cash on the Argentine Notes Series 2017 on May 1, 2020 was paid in cash in the form of an interest premium payment equal to U.S.$10 for each U.S.$1,000 outstanding principal amount of the Argentine Notes Series 2017, and/or in kind (as the case may be) by increasing the principal amount of any Argentine Notes Series 2020 issued on the settlement date (May 20, 2020), (ii) quarterly interest payments originally scheduled to be paid in cash on the Argentine Notes Series 2017 on August 1, 2020, November 1, 2020 and February 1, 2021 were and will be paid in kind by increasing the principal amount of any outstanding Argentine Notes Series 2020 at a rate of 9.375% per annum, (iii) quarterly amortization payments originally scheduled to be paid on the Argentine Notes Series 2017 on May 1, 2020 August 1, 2020, November 1, 2020 and February 1, 2021 were deferred to begin on May 1, 2021 pursuant to terms of the Argentine Notes Series 2020 and continue under a new principal amortization schedule until maturity, (iv) at any time after February 1, 2021, the Company has the right to exercise a one-time optional redemption to redeem, in whole or in part, an amount of Argentine Notes Series 2020 equal to the sum of (a) the aggregate amount of interest payments previously paid in kind on the Argentine Notes Series 2020 and (b) the aggregate amount of quarterly amortization payments originally scheduled to be paid on the Argentine Notes Series 2017 on May 1, 2020, August 1, 2020, November 1, 2020 and February 1, 2021 that is effectively deferred pursuant to the exchange of Argentine Notes for Argentine Notes 2020 in the exchange offer, and (v) substantially all of the restrictive covenants and events of default and related provisions under the indenture executed in connection with the Argentine Notes Series 2017 were eliminated solely with respect to the Argentine Notes Series 2017.

The Argentine Notes Series 2020 and the Argentine Notes Series 2017 are secured by the Tariffs Trust on a pro rata and pari passu basis in accordance with the indenture and the related collateral documents.

New Exchange to Argentine Notes Series 2017 and Argentine Notes Series 2020 and New Offering

On October 28, 2021, AA2000 issued U.S.$208.9 million aggregate principal amount of 8.5% Class I Series 2021 Additional Senior Secured Notes due 2031 (the “Argentine Notes Series 2021”) in exchange for 24.61% of the total original principal amount of the Argentine Notes Series 2017 and 66.83% of the original principal amount of the Argentine Notes Series 2020.  Additionally, on November 4, 2021, AA2000 issued U.S.$64.0 million of newly issued Argentine Notes Series 2021 related to a new fund raising.

The Argentine Notes Series 2021, the Argentine Notes Series 2017 and the Argentine Notes Series 2020 not exchanged are secured by the Tariffs Trust on a pro rata and pari passu basis.  In addition, to secure its obligations under the Argentine Notes Series 2021, AA2000, together with the relevant parties thereto, amended the  “Cargo Trust” as defined below in “—The Credit Facilities”) in order to include holders of Argentine 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the AA2000 Concession Agreement.

Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 not exchanged in the exchange offer mature or are repaid in full, AA2000 is required to amend and restate the Cargo Trust and the  “Tariffs Trust”, so that the Argentine Notes Series 2021 become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Argentine Notes Series 2021.  In accordance with the AA2000 Concession Agreement, the collateral assignment of revenue must be authorized by the ORSNA.  On October 15, 2021, the ORSNA approved the amendment of the Tariffs Trust and of the Cargo Trust to include the Argentine Notes Series 2021 as beneficiaries thereto (including their future amendment and restatement, once the Argentine Notes Series 2017 and Argentine Notes Series 2020 are repaid in full).  Furthermore, AA2000 received the approval from the Argentine Central Bank to establish a non-interest-bearing U.S. dollar trust account in the United States to secure the Argentine 2021 Notes.  The main covenants and guarantees remain unchanged.  However, substantially all of the restrictive covenants and events of default and related provisions were eliminated solely with respect to the Argentine Notes Series 2020.  Additionally, it has been established in the offering memorandum that the compliance of the financial ratios does not begin to apply until June 2023.

Termination of the AA2000 Concession Agreement will trigger a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020 and the Argentine Notes Series 2021.  In the event of termination of the AA2000 Concession Agreement, payment of any of those notes will be automatically accelerated and shall be immediately due and payable.

Additional New Money Offering

In addition to the exchange offer completed on October 28, 2021 (as described above), on November 4, 2021, AA2000 issued U.S.$62.0 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, this is November 1, 2028, bearing an annual interest rate of 9.500% (the “New Money 2021 Notes”).  The New Money 2021 Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with the certain commercial bank lenders to AA2000 and new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million.  (see “—The Credit Facilities”).

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

Argentine Notes – Class 3

On September 8, 2021, AA2000 issued U.S.$30.5 million aggregate principal amount of 4.00% Class 3 Notes, repaid in a single payment in September 2023.

On July 5, 2023, A2000 completed an exchange offer pursuant to which 90.7% of the total original principal amount of the Argentine Notes – Class 3 were exchanged for newly issued Argentine Notes – Class 10 in kind according to the exchange ratio of U.S.$1.00 nominal value of Argentine Note Class 3 for U.S.$0.9065 nominal value of Argentine Notes – Class 10.  On July 6, 2023, the notes of the holders who did not enter the exchange were redeemed paying to the holders the relevant redemption premium (101% on the outstanding amounts) and the accrued interest until the redemption date.  The redemption of the notes was partially funded with the proceeds obtained by AA2000 under the issuance of 0.00% dollar-linked Argentine Notes – Additional Class 9 due 2026 and issued in July 2023.

Argentine Notes – Class 5 and 6

On February 21, 2022, AA2000 issued U.S.$174 million of dollar-linked notes, in the local market, in two tranches:

●	U.S.$138 million of Class 5 Notes, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027 (the “Class 5 Notes”). AA2000 will use these proceeds to fund infrastructure works in certain of the Group “A” airports, within the National Airports System; These notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and the New Money 2021 Notes; and
●	U.S.$36 million of Class 6 Notes, with an interest rate of 2%, maturing in February 2025. In December 2023 and March 2024, AA2000 repurchased U.S.$1.6 million and U.S.$4.7 million, respectively, of the par value of Class 6 Notes.

Argentine Notes – Class 7

On July 8, 2022, AA2000 issued U.S.$20 million of dollar-linked Class 7 Notes in the local market, at a 0% interest rate, repayable in a single installment in July 2025.  In December 2023, Class 7 Notes were redeemed, paying to the holders the relevant redemption premium (102% on outstanding amounts).

Argentine Notes – Class 9

On August 19, 2022, AA2000 issued U.S.$30 million of dollar-linked Class 9 Notes in the local market, at a 0,00% interest rate, repayable in three installments of U.S.$10 million each, in February, May and August 2026 The integration of the nominal value amounted to U.S.$25.4 million through the exchange of Class 2 Notes while the remaining U.S.$4.6 million were in integrated in AR$. In March 2024, AA2000 repurchased dollar-linked Class 9 Notes for U.S.$1.6 million.

Argentine Notes - Class 9 Additional Notes

On July 5, 2023, within the framework of Global Program for the issuance of Notes, AA2000 issued an additional U.S.$2.7 million of Argentine Note - Additional Class 9, with an issue price above par (119% of the nominal value).  The proceeds obtained under the Class 9 Additional Notes were applied to fund the redemption of Argentine Notes – Class 3 (see “—Argentine Notes - Class 3”).

Argentine Notes – Class 10

On July 5, 2023, within the framework of Global Program for the issuance of Notes, AA2000 issued U.S.$25.1 million with an issue price above par (110.65% of the nominal value).  The notes were integrated 100% in kind according to the exchange ratio of U.S.$1.00 nominal value of Argentine Note Class 3 for U.S.$0.9065 nominal value of Argentine Notes – Class 10. In March 2024, AA2000 repurchased dollar-linked Class 10 Notes for U.S.$4.5 million.

The Credit Facilities

On August 9, 2019, AA2000 entered into two credit facility agreements:  (a) the “onshore” credit facility agreement for a principal amount of U.S.$85.0 million (the “ Onshore Credit Facility”) and (b) the “offshore” credit facility agreement for a principal amount of U.S.$35.0 million (the “ Offshore Credit Facility”) and together with the Onshore Credit Facility, the “Credit Facilities”).  The lenders were Citibank N.A. (“Citibank”), the Citibank N.A. branch established in Argentina (“Citibank Argentina”), Industrial and Commercial Bank of China (Argentina) S.A.U. (“ICBC”), Banco de Galicia y Buenos Aires S.A.U. (“Galicia”) and Banco Santander Argentina S.A.(“Santander”) (jointly, the “Lenders”).

The agreed term for the Credit Facilities was thirty-six months from August 8, 2019 (the Borrowing Date).  The principal amount under the Credit Facilities was originally to be repaid in nine quarterly equal and regular installments, the first one being paid 12 months from the Borrowing Date.  Principal amounts under the Credit Facilities bear interests as follows:  (i) regarding the Onshore Credit Facility, at a fixed annual nominal rate of 9.75%, and (ii) regarding the Offshore Credit Facility, at a variable rate equivalent to (a) the LIBOR rate, plus (b) an applicable interest rate of an annual nominal 5,500%, plus (c) the applicable withholding tax.

The Credit Facilities are secured by a first priority lien on a pari passu and pro rata basis with the New Money 2021 Notes, Class 5 Notes, ICBC Dubai Loan (as defined below), the Syndicated Bimonetary Loan (as defined below) and new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million, pursuant to the argentine collateral trust agreement dated August 9, 2019 (as amended in October 2021) under which, AA2000 has transferred and assigned to the collateral trustee, all:  (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina S.A. (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to the Tariffs Trust, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the AA2000 Concession Agreement; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Argentine Notes Series 2017, the Argentine Notes Series 2020 and the Argentine Notes Series 2021 issued by AA2000 (the “Cargo Trust”).

Between April 2020 and May 2021 AA2000 entered into a series of agreements to defer (in financial terms) the principal repayments of the Onshore Credit Facility and the Offshore Credit Facility, respectively, and to waive AA2000’s obligation to meet certain expected financial ratios.  In accordance with these agreements, AA2000 entered into bilateral agreements with each of the financial institutions whose disbursements were made between August 2020 and August 2021, which established a quarterly installment of interest at a variable interest rate and an applicable margin (the “Bilateral Agreements”).

Additionally, in order to comply with the mandatory refinancing established by the Foreign Exchange Regulations (see “Argentina Foreign Exchange Regulations”) AA2000 agreed to extended 60% of the Offshore Credit Facility installments corresponding to Citibank maturing on November 19, 2020 and February 19, 2021, of U.S.$2,333,333 each that will be fully repaid on November 19, 2022 and February 19, 2023 respectively.

Syndicated Bimonetary Loan

On October 26, 2021, a framework agreement was signed to contemplate terms and conditions of a new refinancing of the Credit Facilities and the Bilateral Agreements.  Through the framework agreement, the deferral (in financial terms) of principal amortization installments totaling U.S.$58,000,000 was agreed upon, as well as the deferral of the outstanding bilateral loans totaling AR$3,606,813,216.

On November 18, 2021, AA2000 implemented the framework agreement signed on October 26, 2021, by obtaining the Syndicated Bimonetary Loan.  This loan is secured with a first priority lien on the Cargo Trust pari passu and on a pro rata basis with the lenders under the Credit Facilities, the New Money Notes 2021, the Class 5 Notes, the ICBC Dubai Loan (as defined below) and new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million.  As from the date of amendment and reordering of the Tariffs Trust and the Cargo Trust (once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 have been fully repaid), each and every one of the financings referred to in this section will be secured pro rata and pari pasu with the New Money 2021 Notes, the Class 5 Notes, the Argentine Notes Series 2021, the ICBC Dubai Loan (as defined below), and any other indebtedness secured by the Tariff Trust and the Cargo Trust.

Principal under the Syndicated Bimonetary Loan would be paid in eight equal and consecutive quarterly installments, with the first installment to be paid in February 2023.

The disbursements denominated in Argentine pesos will be paid quarterly, accruing interest at a variable rate equivalent to the BADLAR rate adjusted by Leliq plus an applicable margin of 10.00% per annum in the case of ICBC, Banco Galicia and Banco Santander.  In the case of Citibank Argentina, a variable rate equivalent to the higher of:  (i) the BADLAR rate; or (ii) the interest rate of the BCRA’s overnight deposit rate plus an applicable margin of 15.00% per annum.

The disbursements denominated in U.S. dollars bears an 8.5% nominal interest rate per annum.

The proceeds disbursed under the Argentine pesos and the U.S. Dollars tranches of the Syndicated Bimonetary Loan were applied to cancel (i) the Bilateral Agreements; and (ii) the remaining installments of the Credit Facilities.

Pursuant to the terms and conditions of the Syndicated Bimonetary Loan, AA2000 must comply with certain restrictions related to indebtedness, restricted payments (including dividends), creation of liens, among others, in line with the restrictive covenants provided by the terms and conditions of the Credit Facilities, the Argentine Notes Series 2021, and the New Money 2021 Notes.

As of December 31, 2023, (i) the Credit Facilities were repaid in full by AA2000; (ii) the Argentine pesos tranche of the Syndicated Bimonetary Loan was prepaid in full by AA2000; and (iii) U.S.$9.0 million remains outstanding under the U.S. Dollar tranche of the Syndicated Bimonetary Loan, plus the accrued interest thereunder.

Banco Ciudad Loan

On November 1, 2021 AA2000 signed a new loan agreement with Banco de la Ciudad de Buenos Aires for U.S.$5 million (the “Banco Ciudad Loan”).

The loan has a payment term of twenty-four months, a nominal annual interest rate of 6% and its principal amortizes 30% after twelve months and eighteen months, and 40% after twenty-four months.  It is secured by assigned revenues from certain commercial contracts celebrated with Jorge Newbery Airport, Gate Gourmet Argentina S.A. and Sky Chefs Argentine INC. As of December 31, 2023, the Banco Ciudad Loan had been fully repaid.

The ICBC Dubai Loan

On July 29, 2022, AA2000 obtained the ICBC Dubai Loan, for a total amount of U.S.$10 million, accruing interest at a variable rate equivalent to three-month SOFR plus spread of 7.875% and withholding taxes.  The loan will be repaid in three installments to be made in April, July and October 2025.  The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

ICBC Import Financing

In March 2023, AA2000 obtained a loan from ICBC for a total amount of U.S.$1.2 million for financing imports, accruing interest rate of 12.90%, to be paid in one installment on the maturity date.  On September 18, 2023, AA2000 canceled this loan.

In September 2023, AA2000 obtained a loan from ICBC for a total amount of U.S.$0.5 million for financing imports, accruing interest rate of 15.50%, to be paid in one installment on the maturity date.  In January 2024, AA2000 repaid this loan in full.

Also, in September 2023, AA2000 obtained another a loan from ICBC for a total amount of U.S.$0.1 million for financing imports, accruing interest rate of 15.50%, to be paid in one installment on the maturity date, that is to say, December 2024.

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

As of December 31, 2023, there have been no events of defaults under the Italian Notes.

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

Moreover, three loans have been subscribed by TA’ subsidiary, Jet Fuel.  The aggregate amount under the first two loans is €0.5 million, and must be repaid before June 2023 and June 2024, respectively.  The third loan amounts to €0.2 million and must be repaid before December 2023.  These three loans were granted by Banco BPM in March 2017, January 2018 and July 2021, to support operating investment (aircraft refuellers).  There are no financial parameters or covenants that need to be complied under these loans.

On November 6, 2020, the proceeds of a €85 million loan were disbursed to TA under a loan subscribed by Intesa Sanpaolo and BNL-BNP Paribas.  The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the program “Garanzia Italia,” an Italian guarantee scheme intended to support Italian companies affected by the COVID-19 crisis.  The financing has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.  As a consequence of such financing, TA cannot distribute any equity reserves without the approval of the majority of the banks.

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

During 2023, TA subscribed the following extensions to short term loans:  (i) with BPM S.p.A for the principal amount of €3.5 million originally to mature in August 2023 but extended to April 2024, (ii) three different short term loans with Unicredit S.p.A. for the aggregate amount of  €8.5 million, originally to mature by the end of December 2023 but extended to March 2024, (iii) with Intesa San Paolo for the principal amount of €11.0 million originally to mature in December 2023 but extended to January 2024, and (iv) with Monte dei Paschi di Siena for the principal amount of €11.0 million originally to mature in September 2023 but extended to June 2024.

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

On December 29, 2023, upon a completion of a successful bidding process in the framework of the non-binding request to the Brazilian Federal Government to commence the re-bidding process of the Natal Airport, pursuant to which the operation of Natal Airport was transferred to a different operator. On January 15, 2024, the outstanding financial debt owing to BNDES for a total amount of R$75.9 million (equivalent to U.S.$15.7 million) was prepaid after which the related guarantees were released.

ICAB

ICAB entered into three credit facility agreements to finance investments in the expansion, maintenance and operation of Brasilia Airport as follows:  (i) credit facility agreement entered with BNDES entered on February 7, 2014, in an aggregate principal amount of R$558 million, issued in two tranches (Tranche A and Tranche B), with varying interest rates and maturity dates; (ii) credit facility agreement entered with the Brazilian Federal Savings Bank (Caixa Econômica Federal—”CEF”) entered on February 12, 2014, in an aggregate principal amount of R$235.8 million, issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates; and (iii) credit facility agreement entered with CEF on February 12, 2014, in an aggregate principal amount of R$47.2 million, issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates, which funds are required to fund construction works and equipment relating to the “Aerocity” to be installed in Brasilia Airport (“ICAB Loans”).

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

In March 2018, CAAP and BNDES entered into an amendment to the ICAB Loans pursuant to which (i) the interest-only period and the final maturity date were extended for an additional two years, and (ii) BNDES granted ICAB an additional loan in an amount equal to R$300.0 million under the same terms and conditions as the existing ICAB Loans.  In March 2018, ICAB also repaid the outstanding amount of R$274.4 million under the credit facility with the Brazilian Federal Savings Bank (Caixa Econômica Federal—”CEF”).

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

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in U.S. dollars with Banco Votorantim S.A. - Bahamas agency for $3.0 million due in June 2022.  This loan was secured with a guarantee signed by Banco Votorantim S.A. Brasil with ICAB (“Contrato de Prestaçao de Garantía”).  This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of U.S.$3.0 million or its equivalent in Brazilian Real which cannot be lower than R$16.2 million-plus interest.

In January 2022, ICAB cancelled the loan and entered into a new loan in U.S. dollars with Banco Votorantim S.A. – Bahamas Branch for an amount of U.S.$2.7 million, which was fully repaid on March 20, 2023. This loan was secured by a guarantee letter issued by CAAP. Further payments under the loan were protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

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

In connection with the BNDES Refinancing, the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES.  The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES.  In addition, the Majority Shareholder has agreed to maintain the Minimum Rating or a stand-alone rating (without including the sovereign rating) of at least B-/B3, which has been achieved in April 2022, being in compliance as of December 31, 2022.  On June 28, 2023, a formal letter was filed with the BNDES, presenting the ACI rating report, declaring compliance with the contractual obligation to maintain the ACI rating equal to or higher than “B-,” for the year 2023.

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

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC.  ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB.  In November 2023, the case was decided and the first instance ruling in favor of ICAB was confirmed, granting ICAB the right to reschedule payment of 50% of the 2021 fixed concession fee. The Brazilian ANAC appealed the ruling, and, as of December 31, 2023, the court of justice has not issued its decision. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

Uruguay

ACI Airport Sudamérica S.A.U. Senior Secured Guaranteed Notes

On May 7, 2015, ACI Airport Sudamérica, S.A.U. (“ACI Sudamerica”) issued U.S.$200.0 million aggregate principal amount of 6.875% senior secured guaranteed notes due 2032 (“Uruguayan Notes”).

The Uruguayan Notes are senior obligations of ACI Sudamerica and rank equally in right of payment with any existing and future obligations of ACI Sudamerica that are not subordinated in right of payment to the Uruguayan Notes, senior in right of payment to all existing and future obligations of ACI Sudamerica that are subordinated to the Uruguayan Notes, senior in right of payment to all existing and future unsecured indebtedness of ACI Sudamerica to the extent of the value of the collateral securing the Uruguayan Notes, effectively subordinated to obligations of ACI Sudamerica preferred by statute or operation of law and, until such time as Puerta del Sur becomes a guarantor, structurally subordinated to the obligations of Puerta del Sur.  The holders of the Uruguayan Notes benefit from a guarantee and security package.  The security package includes:  (i) the pledge of all of the shares in Puerta del Sur; (ii) a pledge of all of the shares in Cerealsur S.A.; (iii) an account of Cerealsur S.A. into which certain dividend payments and other distributions from Puerta del Sur to Cerealsur S.A. will be deposited and all amounts deposited therein; (iv) an account of ACI Sudamerica into which all dividend payments and other distributions from Cerealsur S.A., to ACI Sudamerica will be deposited and all amounts deposited therein; and (v) a debt service reserve account and all the amounts deposited therein.  The Uruguayan Notes are fully and unconditionally guaranteed by Cerealsur S.A.  Puerta del Sur also became guarantor of the Uruguayan Notes after making full payment of its 7.75% negotiable obligations due 2021 (obligaciones negociables) that were issued on April 30, 2007.

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

New Exchange Offer to the Uruguayan Notes

On November 12, 2021, ACI Sudamerica issued U.S.$180.8 million aggregate principal amount of newly issued 6.875% Senior Secured Guaranteed Notes due 2034 (the “Uruguayan Series 2021 Notes”) in exchange for 40.62% of the total original principal amount of the Uruguayan Notes (Series 2015 Notes) and 96.43% of the original principal amount of the Uruguayan Additional Notes.  In the exchange offer, ACI Sudamerica also requested and obtained the necessary consents to enter and execute the Amended Carrasco Concession Agreement.

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

Puerta del Sur Secured Guaranteed Notes

On April 30, 2007, Puerta del Sur issued U.S.$87.0 million aggregate principal amount of 7.75% secured guaranteed notes due 2021 (“Puerta del Sur Notes”).  These Puerta del Sur Notes constituted direct obligations of Puerta del Sur.  In 2021, Puerta del Sur exercised an option to prepay the entire principal amount and unpaid accrued interests.

Other borrowing

On April 16, 2021, Puerta del Sur obtained a loan of U.$.S10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting on April 2023.  This loan is secured by a guarantee issued by CAAP and by a standby letter issued by Morgan Stanley Private Bank, National Association for U.$.S1.5 million guaranteed by Corporación America Sudamericana S.A.

CAISA

During 2020 and 2021, CAISA received different loans from Banco Santander S.A. in the total amount of up to U.S.$7.0 million to bear interest at an annual of 5.10% and maturing on April 30, 2027.  The principal amount is to be paid in six annual installments in April of each year along with accrued interest, starting the first installment in April 2022.

Additionally, during 2020 and 2021, CAISA received different loans from Banco Itaú Uruguay S.A. in the total amount of up to U.S.$7.0 million, at a variable annual rate of LIBOR plus:  (i) 2.5% until November 30, 2020, (ii) 2.84% from December 1, 2020 until October 31, 2021, and (iii) 3.8% from November 1, 2021 onwards, and maturing on April 30, 2027.  The principal amount is to be paid in six annual installments in April of each year, starting the first installment in April 2022.

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

In December 2022, AIA prepaid the existing loan and entered into a new loan agreement with Ameriabank C.J.S.C. for up to €40 million of which €20 million were disbursed as of December 31, 2022 while the remaining €20 million were disbursed in April 30, 2023. This agreement has certain restrictions in payments, additional indebtedness, disposal of assets and transactions with affiliates, and has to maintain certain financial ratios.  According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding. As of December 31, 2023, no events of defaults have occurred under the loan.

According to loan repayment schedule attached to the loan agreement, the loan principal amount was repayable in equal installment up to 23 December 2025.  However, AIA repaid €28 million on December 25, 2023, which has shortened the loan repayment date up to December 23, 2024.

As of December 31, 2023, AIA pledged to the bank cash held in bank accounts for U.S.$59 million.  Additionally, the loan is secured by the pledge of shares of AIA and of certain collection rights.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES.

We describe our significant accounting policies and estimates in Note 2.X to our Audited Consolidated Financial Statements contained elsewhere in this annual report.  We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards adopted by International Accounting Standards Board (IASB).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our current officers and directors as of the date of this annual report.  There are no family relationships among the directors, executive officers or between any executive officer and director.  Our executive officers are appointed by the board of directors to serve in their roles.  Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal.  According to the bylaws, Directors shall be elected for a term not exceeding six (6) years.  Directors will hold their office until the general shareholders’ meeting that will approve the annual accounts of the Company for the financial year ending on December 31, 2026, date on which they may be eligible for re-appointment or replaced.

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

Background of Our Officers and Directors

Martín Francisco Antranik Eurnekian. Mr. Martín Eurnekian is the chairman of AA2000 and is also the Chief Executive Officer of CAAP. He is a member of the board of directors of most of the airport operating companies controlled by the group. Mr. Eurnekian has more than 15 years of experience in managing different businesses (retail, services and construction/engineering) in seven different countries (Argentina, Uruguay, Brazil, Ecuador, Peru, Italy and Armenia). In particular, Mr. Eurnekian has led the processes associated with evaluating, acquiring and constructing (or re-modeling), and is involved in the management of the following airports, in addition to Carrasco Airport: Punta del Este Airport, Guayaquil Airport, Brasilia Airport, Natal Airport, Pisa Airport and Florence Airport, among others. Mr. Eurnekian holds an Engineering degree in Information Technology from Universidad de Belgrano, Argentina.

Máximo Luis Bomchil.  Mr. Bomchil is Honorary Chairman of the law firm Bomchil, former senior and managing partner of the firm and former head of the firm’s tax department.  His practice focuses on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring.  Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A.  He is also a syndic of Central Vuelta de Obligado S.A., Termoeléctrica Manuel Belgrano S.A. and ENEL Generación El Chocón S.A. Mr. Bomchil has a law degree from the Catholic University of Argentina (Universidad Católica Argentina) (1973), a Juris Doctor from Ludwig Maximilian University of Munich, Germany (1976), and a Master of Laws from the University College of London University (1977).  He is former chairman of the Alliance Française de Buenos Aires, former board member of the Foundation Alliance Française and has been decorated by the French government as Officier de la Legion d’Honneur.

Roderick H. McGeoch.  On January 26, 2013 Mr. McGeoch became an Officer of the Order of Australia in recognition of his “distinguished service to the community through contributions to a range of organizations, and to sport, particularly through leadership in securing the Sydney Olympic Games.”  He is a contributor in different social sectors including foreign representation, as Former Honorary Consul of Luxemburg in Australia; arts; Trans-Tasman; telecommunications; sports; international Finance; Australia/New Zealand Leadership Forum; entertainment; law; and media and marketing.  Mr. McGeoch has been a member of the Advisory Board of American Infrastructure Holdings since November 1, 2013.  He is also a consultant to Corporación América; a director of Destination New South;  Chairman of Venues NSW (until November 2023) and in January 2005 was appointed Chairman of Vantage Private Equity Growth Limited.  In May 2017 he was appointed Chairman of Chubb Insurance Australia; in July 2020 he was appointed Chairman of Australasia Media Company; in August 2020 he was appointed Chairman of the Board of Surevision.  Mr. McGeoch’s previous appointments include on November 1, 2009 he was appointed as Chairman of BGP Holding Plc. Chairman of MediaWorks as of October 31, 2013; and a director of the board of Ramsay Health Care Limited.  Lately, he has also been appointed as director of AAP Corporation Pty Limited.  He did serve for many years on the Board of the Salvation Army Eastern Territories; was appointed to the Sky City Board of Directors in September 2002.  Mr. McGeoch holds a Bachelor of Laws degree from the University of Sydney.  He was appointed a Member of the Order of Australia by the Australian Government.

David Arendt.  Mr. David Arendt is an independent director and sits on the boards and board committees of regulated entities based in Luxembourg (a bank, an insurance company, an insurance broker, an NYSE listed operating company), of the Luxembourg export credit agency Office du Ducroire, of general partners of private equity funds active in the fields of real estate, infrastructure, direct lending and agri-food.  Pro-bono mandates include the Luxembourg Automobile Club, the largest (by number of members) Luxembourg non-for-profit association and the International School of Luxembourg.  Prior to his activity of independent director, Mr. Arendt he worked in Europe and the United States in law, finance and business.  His career started in Law with the leading Luxembourg law firm Arendt & Medernach.  He then moved to New York where he earned an LLM at New York University and was an associate at Debevoise & Plimpton LLP and Shearman & Sterling LLP.  His career in banking included positions in London, New York and Luxembourg at Prudential Securities, Merrill Lynch and Banque Générale du Luxembourg (now BGL BNP Paribas).  His career in business includes executive management positions at Cargolux Airlines International SA, the all-cargo airline based in Luxembourg and Le Freeport Luxembourg (recently rebranded Luxembourg High Security Hub), a high tech/highly secure facility for storing and handling valuable goods.  He is also the principal and Managing Director of Arendt Capital Advice S.à r.l., an economic consulting company (conseil économique) which he created in January 2017 to provide advisory and project management services in the fields of logistics and academia.  Mr. Arendt holds a License in Law from Grenoble University (France), a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University, School of Law.  He was a member of the Luxembourg and New York bars.  He is a certified director by ILA (Institut Luxembourgeois des Administrateurs) and INSEAD (IDP-International Directors Program).

Valérie Pechon. Ms. Pechon is a founding member of Key Partners S.à r.l., a Luxembourg-based trust services provider, member of the Luxembourg Order of Chartered Accountants (Ordre des Experts-Comptables) and is an Independent and non-executive director in Luxembourg companies. From 2011 to 2016 she served as a domiciliation director (part of the extended Management Team) in Intertrust Luxembourg. She has also served as domiciliation manager in Alter Domus Luxembourg (2008-2010) and as audit assignment management–External Auditor in Deloitte Audit Luxembourg. She made a traineeship at Santiago de Chile Deloitte’s office (4 months) and was part of a case study regarding retirement fund techniques in Chile. Ms. Pechon has a four-year University degree in Business Administration (ULG-EAA) with an orientation in finance.

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, since September 2011. He is a member of the board of directors, a trustee or a member of audit committees of many European or International financial groups or corporations, most of them based in Luxembourg, with a particular focus in investment funds covering the entire spectrum of investment strategies, from long only to real assets, including infrastructure and alternative energy. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007) at BNY Mellon, while he was a member of the board of directors of investments fund administered by BNY Mellon Luxembourg. He has also served at IMI Group (1993-2003), now known as IntesaSanPaolo Group; with IMI Bank (Lux) S.A. Luxembourg (2002-2003) as General Manager, while during the year 2003 he served as Member of the Securities Market Commission of the Luxembourg Banking Association as principal delegate of the Italian Banks’ Association in Luxembourg; from 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, and from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, while he was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank; from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg as Head of Treasury and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro in Rome. During his career, Carlo built up an extensive knowledge of trading strategies and managed various portfolios; he developed front office as well as back office solutions, launched investment funds, managed small and big size companies. He is a skilled relationship director and people manager. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985), he is specialized in Swaps valuation, hedging and trading strategies at ICMB Geneva in 1994. He speaks Italian, French, Dutch, basic Luxembourgish and Spanish.

Daniel Marx. Mr. Marx is the Executive Director of Quantum Finanzas, a financial advisory firm based in Buenos Aires. Mr. Marx has an extensive track record in both the private and public sectors, where he held executive positions. He was Board Member of the Central Bank of Argentina from 1986 to 1988 and Undersecretary of Finance of the Argentine Ministry of Economy from 2000 to 2001 and Chief Debt Negotiator from 1988 to 2003 in charge of the design and execution of sovereign debt restructuring, financing program and relationship with international financial institutions and private banks. He also advised on the initial public offerings by several major Argentine companies and served on the boards of directors of various companies. He holds a degree in Economics from the University of Buenos Aires.

Our Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are implemented and reports to our board of directors.

The following table sets forth certain relevant information about our officers and senior management:

Name	Date of Birth	Position	First Appointment
Martín Francisco Antranik Eurnekian	November 28, 1978	Chief Executive Officer	September 14, 2017
Jorge Arruda Filho	April 9, 1968	Chief Financial Officer	April 30, 2021
Roberto Naldi	February 17, 1953	Head of European Business Development	September 14, 2017
Andrés Zenarruza	July 22, 1976	Head of Legal & Compliance	September 14, 2017
Eugenio Perissé	March 2, 1959	Head of Business Development	September 14, 2017

Set forth below is a summary of the business experience of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

Jorge Arruda Filho. Mr. Arruda Filho is our Chief Financial Officer. He joined CAAP in 2014 and served as Head of Finance and M&A until April 30, 2021 when he was appointed as the Company’s Chief Financial Officer. He is also Chief Executive Officer of Inframerica Brazil. Mr. Arruda Filho has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil.

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

B. COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2023, the total compensation payable to our directors and senior management was U.S.$4.2 million. The compensation plan applicable to CAAP’s directors was approved in May 2023 by the Annual General Meeting of the Shareholders.

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

The rights granted under the Management Plan are subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the terms of the Management Plan, as the Compensation Committee shall deem desirable at its sole discretion: provided however, that, changes adversely affecting the rights of an employee (at least the ones not in his/her favor) to receive rights need to be consented to by such employee:

●	Consideration. Each right shall give the right to receive 1 (one) share or its equivalent in cash, as defined above, and shall be granted in lieu of the employees’ payout or in lieu of other incentive compensation (being a portion of them or representing their entirety) as determined by the Committee at its sole discretion. The Committee shall determine the number of rights or the manner of determining the number of rights available to be granted, subject to the total number of rights available under the Management Plan for such year, and the amount or the method of determining the consideration to be given by each employee, taking into consideration appropriate factors in making such determinations, such as interest rates, volatility of the market price of the shares issued in the share capital of the Company and the term of the restriction affecting the disposal of the rights granted (if any).
●	Vesting. Standard vesting period shall be three years. The Committee will determine when the rights shall become disposable in full. The Committee will further determine whether such rights upon vesting and becoming exercisable shall be payable by the Company -at their respective date of vesting- either by payment in shares or by payment in cash or a combination of them, as determined by the Committee in its sole discretion.
●	Manner of Exercise. A completed, dated and signed Acceptance Letter must be delivered by the Employee to the Plan Administrator in order to receive the Rights or the Share(s) granted to him/her based on the exercise of his/her Rights.
●	Time for Exercise.

A.  Termination of Employment.

●	Death, total disability (as determined by the public social security body the employee is subject to), or normal retirement of employee: if the employment contract of the employee with the Company is terminated by reason of the employee’s death, total disability, or normal retirement, the rights shall become disposable in full on the termination date.
●	Termination at the initiative of the employee: if the employment contract of the employee with the Company is terminated at the initiative of the employee before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Plan shall be forfeited.
●	Termination at the initiative of the Company without Cause: if the employment contract of the employee with the Company is terminated at the initiative of the Company without Cause before his/her rights become exercisable/are exercised for any reason, the rights shall become disposable in full on the employee’s termination date.
●	Termination at the initiative of the Company with Cause: if the employment contract of the employee is terminated at the initiative of the Company for Cause (including without limitation due to an Act of Misconduct, bad performance, violation of the Company’s rules or the terms of the statutory documentation, etc.) before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Plan shall be forfeited.

B. Delisting. In the event that the shares are delisted from the New York Stock Exchange, then on and after the delisting date, the Company reserves the right to (a) cancel any outstanding rights, unless the Committee determines otherwise in its sole discretion, and (b) repurchase any shares previously allocated to any employee, at the closing price of the shares on the trading day immediately preceding the delisting date, or otherwise at the price agreed by the Committee with such employee.

Clawback Policy

On November 15, 2023, the Company approved its claw-back policy providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023.  A copy of our clawback policy is attached hereto as Exhibit No. 97.

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

Audit Committee

The Audit Committee consists of the following three directors: Valérie Pechon (Member), David Arendt (President and Financial Expert) and Carlo Montagna (Member). Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A-3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governance code. The primary responsibilities of the Audit Committee include the following:

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

Executive Committee

The Executive Committee (comité de direction) consists of three members: Martín Francisco Antranik Eurnekian (Chief Executive Officer), Jorge Arruda Filho (Chief Financial Officer) and Andrés Zenarruza (Head of Legal & Compliance). Our Chief Executive Officer is the president of the Executive Committee. The Executive Committee performs the duties set forth in our corporate governance code. The primary responsibilities of the Executive Committee include the following, amongst others:

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

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members:  our Chief Executive Officer, our Chief Financial Officer, our Head of Legal and Compliance, our Head of Business Development, and our Head of European Business Development, as the regular members.  The Acquisitions and Business Development Committee is currently comprised of Martín Francisco Antranik Eurnekian, Jorge Arruda Filho, Andrés Zenarruza, Eugenio Perissé and Roberto Naldi.  The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martín Francisco Antranik Eurnekian).  The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code and report indirectly to the Board through the Executive Committee.  The primary responsibilities of the Acquisitions and Business Development Committee include the following:

●	evaluating and reporting on our acquisition and business development plans, in collaboration with the board of directors and the executive committee;
●	assisting the executive committee with recommendations on acquisitions and business development agenda of the group;
●	evaluating, reporting and recommending to the executive committee specific acquisitions or business opportunities; and
●	approving new acquisitions or development opportunities within the powers delegated to the Acquisitions and Business Development Committee by the board of directors and the executive committee.

Disclosure Committee

The Disclosure Committee currently consists of four members:  our Chief Executive Officer, Martín Francisco Antranik Eurnekian, our Chief Financial Officer, Jorge Arruda Filho, our Head of Legal & Compliance, Andrés Zenarruza and our Head of Investor Relations, Patricio Esnaola.  This Committee oversees and reviews all materials for which there is a disclosure requirement.  This committee meets at regular intervals in order to review all data.

Compensation Committee

The Compensation Committee currently consists of three members:  our Chief Executive Officer, Martín Francisco Antranik Eurnekian, the Chairman of the Board of Directors, Máximo Bomchil, and the Chairman of the Audit Committee This Committee oversees and reviews the specific awards to be granted, based on the proposal to be submitted by the plan administrator and administers the clawback policy by determining not to recover erroneously awarded compensation in circumstances where non-enforcement is expressly permitted by the clawback rules and in accordance with the clawback policy.

Information Security Incident Response Committee

The Information Security Incident Response Committee (the “ISIRC”) shall be summoned in case of a cybersecurity incident and will include by the Local IT Manager/Responsible (of the involved subsidiary), an Information Security Specialist (local and/or corporate), the Head of Legal and Compliance (representing CAAP’s Executive Committee) and, if necessary, members of other technology-related teams, or members of CAAP Executive Committee or other members of senior management.

D. EMPLOYEES

As of December 31, 2023, 2022 and 2021, we had 6.1 thousand; 6.1 thousand and 5.8 thousand employees, respectively, of whom 5.4 thousand; 5.4 thousand and 5.2 thousand, respectively, worked on activities such as operations, maintenance, security, customer services, parking and fees collection sector; and 0.7 thousand, 0.7 thousand and 0.6 thousand, respectively, worked in sales and marketing, the finance sector, administration, human resources, legal department and other activities.

We have unionized employees in all of the jurisdictions in which we operate.  As of December 31, 2023, 2022 and 2021, 62.9%, 64.8% and 66.1%, respectively, of our employees in AA2000 were represented by two unions:  (a) Union de Personal Civil de la Nación, and (b) Asociación de Personal Aeronáutico.  The relationship between the unions and these employees is mainly governed by a collective bargaining agreement (CBA Nbr. 1,254/2011 “E”) between us and the unions, dated November 26, 2016.  We negotiate this collective bargaining agreement, and the other labor agreements to which we are a party, on an annual basis.  We have not experienced any significant labor conflicts during the last two years.  We maintain a successful working relationship with each union’s delegates and representatives.  See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.”

In addition, as of December 31, 2023, 2022 and 2021, 0.1 thousand, 0.4 thousand and 0.4 thousand, respectively, of our employees in Italy (approximately 32.7%, 48.9% and 50.4%, respectively) are represented by transportation trade unions.  In Italy, there are two levels of collective bargaining:  the national employment contract, which every company is bound to apply, and the collective corporate contract.

As of December 31, 2023, 0.1 thousand of our employees in Brazil (approximately 16%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios).  We have not experienced any significant collective conflicts during the last two years.  We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding the number of our employees as of December 31, 2023, 2022 and 2021:

	Number of Employees
	2023	2022	2021

	(in thousands)
Operations and infrastructure	5.4	5.4	5.2
Administration	0.7	0.7	0.6
Total	6.1	6.1	5.8

E. SHARE OWNERSHIP

None of our directors, officers or members of our senior management owns any of our common shares.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2023:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;
●	each of our directors and executive officers individually; and
●	all directors and executive officers as a group.

As of December 31, 2023, we had 163,222,707 issued and outstanding common shares of which 2,251,123 are held as treasury shares.  Beneficial ownership as exclusively determined in accordance with the rules of the SEC generally includes any shares over which a person exercises sole or shared voting and/or investment power.  Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.  Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them and as per the rules of the SEC, have sole voting and investment power with respect to the number of shares listed opposite their names.  The address of each beneficial owner is 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

Common shares Beneficially
Owned
as of December 31, 2023
Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	80.53%
Our executive officers and directors:
Martín Francisco Antranik Eurnekian	—	—%
Máximo Bomchil	—	—%
Roderick H. McGeoch	—	—%
David Arendt	—	—%
Valerie Pechon	—	—%
Carlo Alberto Montagna	—	—%
Daniel Marx	—	—%
Jorge Arruda Filho	—	—%
Roberto Naldi	—	—%
Andres Zenarruza	—	—%
Eugenio Perissé	—	—%
All executive officers and directors as a group:	—	—%

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

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled Corporación América Inmobiliaria S.A. which in turn is indirectly controlled by SCF.  Proden provides technology outsourcing services to our following subsidiaries:  AA2000, but until December 31, 2021 also provided services to AIA and CAISA.  Proden also leases to AA2000 the building where AA2000 has its principal office.  Pursuant to this lease agreement entered into on March 1, 2008, AA2000 pays Proden a monthly rental fee of U.S.$227,985.  During the years ended December 31, 2023, 2022 and 2021, we recorded expenses of U.S.$2.3 million, U.S.$4.1 million and U.S.$4.5 million, respectively, in connection with the services provided to all of our subsidiaries and with the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, a sociedad anónima organized under the laws of Argentina (“SIASA”).  SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF.  SIASA provides compliance, legal, accounting, investor relations and business development services to CAAP and technology outsourcing services to our following subsidiaries:  AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA, CASA, CAS Panamá, Corporación Aeroportuaria S.A., and Corporación América Sudamericana S.A. – Sucursal Ecuador “CASE”.  During the years ended December 31, 2023, 2022 and 2021, we recorded expenses of U.S.$3.4 million, U.S.$3.8 million and U.S.$2.9 million, respectively, corresponding to these services rendered to all the aforementioned subsidiaries.  As of December 31, 2023, we owed SIASA U.S.$0.2 million.

Helport S.A. and Compañía de Infraestructura y Construcción S.A.

Helport S.A. and Compañía de Infraestructura y Construcción S.A. our affiliates, are sociedades anónimas organized under the laws of Argentina (“Helport” and “CINC” respectively).  Both companies are indirectly controlled by SCF and provide AA2000 with a broad range of construction services.  During the years ended December 31, 2023, 2022 and 2021, AA2000 recorded expenses of U.S.$3.2 million, U.S.$2.9 million and U.S.$0.2 million, respectively.  As of December 31, 2023, 2022 and 2021, AA2000 owed Helport and CINC U.S.$0.7 million, U.S.$1.1 million and U.S.$35.1 thousand, respectively.

Financing Agreements

Compañía General de Combustibles S.A.

Compañía General de Combustibles S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“CGC”). CGC is indirectly controlled by SCF. CGC entered into a loan agreement with Aeropuertos Argentina 2000 S.A. with an interest at a fixed annual rate of 4.5%, maturing in June 2024. As of December 31, 2023, CGC owed AA2000 U.S.$14.8 million. During the year ended December 31, 2023, AA2000 recorded an income of U.S.$0.2 million related to interests received from the loan agreement with CGC.

Other Financial Agreements

As of December 31, 2023, 2022 and 2021 related parties owed CAAP and its subsidiaries U.S.$3.1 million, U.S.$3.0 million and U.S.$2.8 million, respectively, under other related party financing agreements.  In each of the years ended December 31, 2023, 2022 and 2021, we had accrued interest income of U.S.$0.2 million, in respect of such related party financing agreements.

Other Transactions with Related-Parties

ECOGAL Management Support Agreement—Galapagos Airport

Between April 15, 2011 and December 31, 2019, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries.  Pursuant to this management support agreement, CASE collected the fees of ECOGAL under the Galapagos Concession Agreement.  Under this Agreement, ECOGAL paid CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT.  From January 1, 2020, ECOGAL signed a new management support agreement with Cedicor S.A. Sucursal Ecuador under the same conditions of the previous agreement.  During the year ended December 31, 2023 and 2022, ECOGAL recorded expenses for an amount of U.S.$0.7 million and U.S.$0.6 million, respectively, with Cedicor S.A. Sucursal Ecuador.  As of December 31, 2023, 2022 and 2021 ECOGAL owed CASE U.S.$0.4 million, U.S.$1.0 million and U.S.$1.1 million, respectively.  As of December 31, 2023, ECOGAL owed Cedicor Sucursal Ecuador U.S.$0.2 million.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

On January 1, 2014, AIA and IAM, one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement which was later amended in April 2014.

Pursuant to this agreement, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things.  AIA paid IAM a fee equal to 5% of the aeronautical revenue of the airport until March 31, 2022 and from April 1, 2022 a fixed monthly fee of U.S.$0.15 million, payable within 30 days of the end of each calendar month.  During the years ended December 31, 2023, 2022 and 2021, AIA recorded expenses for an amount of U.S.$1.8 million, U.S.$1.9 million and U.S.$2.3 million, respectively, in respect of such services.  As of December 31 of 2023, 2022 and 2021, AIA owed IAM U.S.$0.2 million, U.S.$0.2 million and U.S.$0.2 million, respectively.

Cash and Equivalents

As of December 31, 2023, 2022 and 2021, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$23.2 million, U.S.$4.7 million and U.S.$21.6 million, respectively.

Term deposits

As of December 31, 2023 and 2022, AIA maintained term deposits in Converse Bank for U.S.$10.1 million and U.S.$9.8 million, respectively.  There were no deposits maintained in Converse Bank during the year ended December 31, 2022.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several related-party agreements in addition to the ones described above.  During the years ended December 31, 2023, 2022 and 2021, related parties rendered services to us in an amount of U.S.$12.8 million, U.S.$10.8 million and U.S.$5.3 million, respectively.  Overall, as of December 31, 2023, 2022 and 2021 we were owed U.S.$4.9 million, U.S.$8.1 million and U.S.$6.3 million for related-party transactions, respectively.

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

Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Majority Shareholder under certain credit facilities provided by the BNDES and Banco Citibank to ICAB, in each case, as determined by a final non-appealable judgment of a court of competent jurisdiction (see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”). The pro rata portion of such liabilities equals the aggregate amount of such losses, claims, damages and liabilities multiplied by the aggregate percentage of our capital stock (on a fully-diluted basis) which is not otherwise held by the Majority Shareholder and any of its affiliates.

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

Argentine Proceedings

Environmental Proceedings

We, our sub concessionaires, and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. We have incurred and expect to continue to incur in compliance costs relating to such requirements. In addition, we could be held responsible for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations, even if we were not at fault or if such matters were caused by a sub concessionaire, an aeronautical customer or other third party. Following the expiration or termination of our concession agreements, we could still be held liable for environmental damages that arise after such expiration, but which were caused while we were the concessionaire. Environmental claims have been asserted against us, and additional claims may be asserted against us in the future.

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

In August 2011, ASSUPA brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all of the airports under the AA2000 Concession Agreement.

As a solution, a “General Remediation Agreement” was subscribed with ASSUPA in which it was established the execution of specific agreements for each airport where remediation works should be conducted and in which the guidelines for each remediation work will be established. It was also agreed that these works will be financed with the “Patrimonio de Afectación para el Financiamiento de Obras en los Aeropuertos que conforman el Grupo “A” del Sistema Nacional De Aeropuertos (SNA) (2.5%).

On April 15, 2021, a specific agreement for the remediation of Ezeiza Airport was also subscribed. Both agreements subscribed with ASSUPA were submitted to ORSNA and approved by the Court on August 30, 2021.

In addition, an agreement regarding the lawyers’ fees involved in all past and present judicial activity until the process ends has also been subscribed.  The amounts involved in this agreement are roughly U.S.$7 million of which U.S.$5 million are linked to the counterpart lawyer’s fees and U.S.$2 million are linked to the counterpart expert’s fees.

On February 23, 2022, a specific agreement for the environmental remediation of the San Fernando Airport was subscribed and submitted to ORSNA; and approved by the Court on December 29, 2022.  The amount of the remediation is still under estimation.

On January 2, 2023, a specific agreement for the environmental remediation of the Aeroparque “Jorge Newbery” Airport was subscribed, submitted to ORSNA on January 25, 2023, and presented for court approval on February 2, 2023.  The amount of the remediation is still under estimation.

The amounts to be paid in connection with the remediation works will be considered investments under the AA2000 Concession Agreement.

Civil Proceedings

i) Aerolíneas Argentinas S.A. (“Aerolíneas Argentinas”), AA2000’s current main customer, stopped making certain commercial payments to AA2000 and as a consequence, has had for an extended period of time, an outstanding debt with AA2000.

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

On July 21, 2021, by note AA2000-ADM-1019/21, AA2000 sent the request for the application of the amounts to be integrated into the different accounts of the Trust for Strengthening of the National Airport System (FFSNA) for the purposes of the application of the assigned debt certificate. AA2000 agreed with ORSNA the way in which such assigned credits would be applied. On April 5, 2022, the Ministry of Transportation took the planned intervention. On June 14, 2022, the ORSNA notified AA2000 that the Ministry of Transportation has completed its intervention and approved the assignment in the terms described.

AA2000 notified both Aerolíneas Argentinas, as assigned debtor, and Banco de la Nación Argentina, as trustee under the Trust for Strengthening of the National Airport System, regarding the assignment.  Also, AA2000 received in 2022 a payment in cash from Aerolíneas Argentinas, for an amount of approximately U.S.$15 million.

In 2023, Aerolíneas Argentinas made several payments in cash for a total amount of approximately U.S.$27.5 million, including both outstanding debt and current amounts.

ii) On October 26, 2018, NQN was served with a complaint from a supplier alleging NQN’s breach of contract for the financing of the construction of a hangar, by such supplier, at the airport of Neuquén. The complaint was answered on November 21, 2018.

On July 7, 2022, the first instance judgment rejected the claim and imposed the payment of the Court costs to the plaintiff, who appealed the decision.

On December 13, 2023, the Court of Appeals partially upheld the plaintiff’s appeal on the merits and reversed the first instance ruling, ordering NQN to pay the sum of U.S.$577,740 plus U.S.$250,534 in interest (set as of December 29, 2023, at an annual rate of 8%).  The costs of both instances were imposed on NQN and amount, in total, to 53.3% of the amount of the judgment.  These costs include the counsel’s fees which amount to the 15.6% of the judgment amount for his first instance works plus 30% of said percentage for his second instance works.

This ruling was appealed before the Supreme Court of Neuquen by NQN (both on the merits and the Court costs) and by its former counsel (just on the amount of fees).  Both extraordinary appeals are pending.

The filing of the appeal does not prevent the beneficiaries of the sentence from requesting provisional seizures against NQN to ensure the collection of their fees if the judgement were confirmed.  These seizures cannot be executed until the provincial extraordinary appeal is resolved and the execution will proceed only if the appeal is dismissed.  If seizures are requested, it will be required to replace them by insurance policies.  The counsel’s fees should be covered by the insurance policy previously filed in the proceedings.

iii) Vientos del Sur Comunicaciones S.R.L. claims a compensation of U.S.$513,000 for breach of contract against NQN.

Within the framework of the lawsuit, the court ordered a seizure on NQN’s account in the amount of U.S.$250,000, which was replaced by an insurance policy offered by the company in the amount of U.S.$500,000.  A hearing was held on July 14, 2022 and the evidence offered by both parties is currently being reviewed.

Miscellaneous

i) Certain nonlitigious proceedings with ORSNA have been settled in connection to AA2000’ term extension agreement.

The amount linked to this settlement, which had been notified by ORSNA, was approximately AR$234,866,430.19.

In September 2022 ORSNA proposed to collect the debt in 12 installments subject to payment of all the pending fines, increasing the amount owed to U.S.$4,289,643.15 and AR$183,333.10.  AA2000 agreed to enter into this payment agreement.  The agreement was signed on December 6, 2022.  Payment of the total firm fines is established in 12 monthly installments, with the first installment due on 12/10/2022 and the last on 11/10/2023, applying the BADLAR interest rate.

The agreement was regularly complied, with the last instalment having been paid on September 11, and the ORSNA being informed of this situation.  Consequently, the obligations of the convention have been fully fulfilled.

Brazilian Proceedings

Administrative Proceedings

i) On July 9, 2020, ICAB filed claims before the Brazilian ANAC requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and costs incurred in connection with the COVID-19 pandemic.  The amount is based on the loss of income and drastic reduction of revenues due to the unforeseen impact of the COVID-19 pandemic.
ii) On November 25, 2020 ANAC granted ICAB an economic re-equilibrium due to the pandemic in the amount of R$184.8 million, corresponding to the losses suffered during the 2020 fiscal year, which was deducted from the 2020 fixed concession fees.
iii) On May 20, 2021 ICAB filed a claim before the Brazilian ANAC in the total amount of R$2,045 billion, requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the projection of loss of income and the drastic reduction of revenues due to the pandemic, for the duration of the whole Concession Agreement.
iv) Since ANAC’s decision was taking longer than expected, ICAB decided to request separately the economic re-equilibrium relative to 2021.  On January 18, 2022, ANAC granted ICAB an economic re-equilibrium due to the pandemic for the year of 2021 in the amount of R$136 million, which was deducted from the 2021 fixed concession fee.

In December 2021, ICAB requested ANAC to reschedule 50% of the 2021 fixed concession fee, as already approved by the Brazilian Ministry of Infrastructure, such request was denied by ANAC.  In January 2022, ICAB decided to submit a formal claim against ANAC.  In February 2022, a provisional decision was granted, suspending ANAC’s decision and ICAB’s default until a final decision.  ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgement favorable to ICAB.  In November 2023, the case was sentenced, and the first instance’s ruling in favor of ICAB was confirmed, granting ICAB’s right to reschedule 50% of the 2021 fixed concession fee.  This ruling was appealed by ANAC, but the court of justice has not decided yet.

After ICAB partially deducted 2021 fixed concession fee and rescheduled 50% of the 2021 concession fee, ANAC started an administrative procedure to verify if ICAB was on default with the Concession Agreement payments.  ICAB submitted a defense, and the procedure was suspended until a Federal Judge would grant a decision.

On March 3, 2022 ANAC rejected the petition for an extraordinary review of the Concession Agreement requested in connection with the COVID-19 pandemic impact.  ANAC only intends to grant an economic re-equilibrium as previously done, year by year, after specific analysis, instead of long-term re-equilibriums.

On July 1, 2022, ICAB filed claims before the Brazilian ANAC requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic for 2022.  On November 4, 2022, ICAB was granted the amount of R$70.1 million to be deducted from the 2022 fixed concession fee.

Regarding the 2022 fixed concession fee a partial payment of R$81.6 million (equivalent to U.S.$15 million) was made through the application of re-equilibrium credits in 2022.  To pay the remaining amount, ICAB presented on November 21, 2022, to the Ministry of Infrastructure an offer of payment with judicial credits (“Precatorios”) and such Precatorios are still under analysis.  In December 2022, the Ministry issued an official letter, confirming that, during the time it takes to analyze Precatorios and issue a final opinion, ICAB is in compliance with its obligations.

In March 2023, even though Constitutional authorization was still valid, the Brazilian attorney general, (“AGU”), revoked its own regulation on the acceptance of Precatorios for the payment of concession fees, and started the analysis to propose a new regulation regarding the due process for compensation.

On May 15, 2023, ICAB submitted a request to pay the variable concession fee with the Precatorios, but in June 2023 ANAC informed the non-recognition of the payment and initiated an administrative procedure to determine the default asking ICAB to make a new payment, on the basis that the Advocacy General of the Union - AGU revoked the regulation on the acceptance of Precatorios and initiated a study to propose a new regulation.

On June 15, 2023, ICAB submitted a legal claim requesting (a) ANAC to cease the requirement of the payment until the Precatorios analyses was complete and (b) a preliminary injunction to suspend of payment requirement.  ICAB is still waiting for a final decision.

Due to this, ICAB did not meet one of the obligations set forth in the financing agreement with BNDES, and consequently, this resulted in the reclassification of non-current installments to current, due to the requirements of said agreement.

Even though ICAB had conviction on the validity and legality of the use of Precatorios for payment of concession fees, on August 15, 2023, ICAB paid in full the obligation of the variable concession fee for a total amount of R$9.1 million (equivalent to U.S.$1.9 million) through the application of re-equilibrium credits and in consequence ICAB withdraw the request to pay the variable concession fee with the Precatorios.  The payment through the application of re-equilibrium credits was accepted, and in consequence the matter related with the payment of the variable concession fee is finalized.

Additionally, on December 7, 2023, ICAB was granted the amount of R$86.1 million to be deducted from the 2023 fixed concession fee.

Civil Proceedings

i)   ICAB identified three payments in the total amount of approximately R$858,000 made during 2014 by the company, (when Infravix was still an indirect shareholder of ICAB and ICASGA), to individuals or entities for which ICAB was unable to clearly identify a proper purpose.  On September 14, 2019, Receita Federal imposed ICAB to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were without cause or did not identify a beneficiary.  ICAB is contesting the fine through an administrative procedure.  The outcome of this procedure is still uncertain.  Infravix is no longer a shareholder in either ICASGA or ICAB.  Neither ICAB nor ICASGA have been notified of any investigation against them.
ii)   In December 2018, Avianca, an airline that operated at the Brasilia Airport and Natal Airport filed a request for judicial recovery.  On December 10, 2018, approximately R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding.  Additionally, ICAB filed a debt judicial collection against Avianca for the amount of R$7.2 million with respect to debt not included in the judicial recovery.  On July 4, 2019, the Brazilian court judge granted ICAB the right to liquidate assets of Avianca located within the Brasilia Airport for a value equal to the total outstanding amount.  On September 16, 2019, R$900,000 were collected through such liquidation process while the outstanding amount is currently under the expert assessment to determine the assets value.
iii)   During 2020, Tribunal de Contas da União (TCU) instructed Infraero (ICAB’s shareholder) to conduct an audit on ICAB with respect to the contract Inframerica signed with Helvix (a joint venture between Helport and Engevix) for the major remodeling on the Brasilia Airport between 2012-2014, pursuant to the terms of the Brasilia Concession Agreement.

On September 9, 2020, Infraero informed ICAB about the audit results and although no evidence of excessive pricing was found on the main contract, Infraero mentioned the potential existence of certain irregularities on the four amendments to the agreement.  On September 22, 2020, ICAB filed a response alleging the inexistence of the referred irregularities.  Infraero is currently reviewing the document and a final determination about the case is still pending.  If confirmed, Infraero could recommend ICAB to demand a reparation from Helvix from R$40 million to R$150 million.

iv)   In June 2022, SINA (the airport workers union) filed a lawsuit against ICAB demanding Hazard payment in the percentage of 30% of the salary for all workers who work on the airport apron, alleging that the fueling of the aircrafts exposes workers to a risk of explosion that must be compensated according to Brazilian law.  The total estimated amount involved is approximately R$9,970,000.  The judge ordered an expert to analyze the labor conditions who concluded its hazardousness.  In December 2023, the Judge sentenced the case and condemned ICAB to pay the requested by SINA, which will be appealed by ICAB.

v)   On August 2023, the Federal District Court issued a decision stating that ICAB should pay Confidence, who operated three currency exchanges stores at the airport, the amount of R$1.3 million as result of a suit submitted against ICAB by Confidence; who claimed the recission of the contract executed with ICAB, due to the pandemic effects, demanding the reimbursement of (a) the exclusivity fee paid in advance for the years 2021/2023 (unused) and (b) the rent paid during the pandemic; on a total amount of R$1.7 million.  ICAB has appealed the decision issued by the Federal District Court before the Brazilian Superior Justice Court and the outcome is still pending.

Tax Proceedings

i) In September 2014, ICAB initiated a lawsuit that disputes the legality of the Property and Urban Territorial Tax (IPTU) collected by the Federal District. ICAB filed a response arguing that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. Many airports in Brazil are facing the same discussion. In October 2014, the judge granted a provisional decision by suspending the tax collection, and in April 2015, a further ruling found the collection as unfounded.

In June 2022, the Brazilian Supreme Court confirmed the decision of the Federal District Court excluding ICAB’s responsibility for the payment of IPTU and restricting this tax to the areas occupied by third parties who explore activities unrelated to the airport.  This lawsuit was concluded.

The Federal District initiated a new lawsuit, demanding the payment of R$5 million on pending IPTU.  On January 21, 2020, ICAB was notified about this new proceeding and in March 2020, ICAB filed a response arguing in the same rights as those raised in the prior proceeding.

In September 2022, the Federal District, again sued ICAB, claiming the payment of R$1.2 million of IPTU.  ICAB answered the complaint under the same rights raised on prior lawsuits.  As of the date of this letter, none of these claims have been ruled by the court of first instance.

Proceedings related to the Natal Airport

These proceedings were initiated by or against ICASGA.  However, considering that on December 31, 2023 such company was absorbed by ACI do Brasil S.A., the former will replace ICASGA in all proceedings from such date.

Administrative Proceedings

Re-Equilibrium Requests

On July 9, 2020, ICASGA filed claims before the Brazilian ANAC, in the total amount of R$27,8 million, requesting the economic re-equilibrium of the Natal Concession Agreement based on the losses end cost management incurred due to COVID-19 pandemic.  The amount is based on the loss of income and drastic reduction of revenues due to the unforeseeable circumstances created by the pandemic.

On May 31, 2022, ANAC granted ICASGA an economic re-equilibrium due to the pandemic in the amount of R$18.1 million.  This amount is in line with the amount requested by ICASGA and is in connection with the losses suffered during the 2021 fiscal year and is going to be added to other ICASGA credits to be received along with the indemnity regarding the rebidding process.

On December 29, 2022, ANAC granted ICASGA an economic re-equilibrium of R$11.3 million due to the impact of the COVID-19 pandemic during 2022 fiscal year and is in line with the amount requested by ICASGA.  This amount is going to be also added to the other ICASGA credits to be received along with the indemnity regarding the rebidding process.

On December 7, 2023, ANAC granted ICASGA an economic re-equilibrium of R$14.4 million due to the impact of the COVID-19 pandemic during 2023 fiscal year, in line with the amount requested by ICASGA.

On December 28, ICASGA and ANAC executed an agreement concerning the incorporation of ICASGA by ACI do Brasil S.A.

Re-Bidding Process

On March 5, 2020, ICASGA filed a request to the Brazilian Federal Government and ANAC to start the re-bidding process of the Natal Airport and transfer the operation of Natal Airport to a different operator after a new bidding process, according to the terms of Law No. 13.448 of July 5, 2017 and ANAC Resolution No. 533 of November 7, 2019.

On May 26, 2020, ANAC approved the technical and legal feasibility of the request for re-bidding being the first step in the procedure.  On June 3rd, 2020 the Ministry of Infrastructure approved the compatibility of the request for re-bidding with the sector’s public policy.  On June 10th, 2020 the Investment Partnership Program (PPI)Committee gave a favorable opinion to the qualification of the project’s re-bidding.

On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding.

On May 19, 2023, ANAC conducted the new bidding process for the airport which was awarded to Zurich Airports.

On September 12, 2023 Zurich Airports, ANAC and ICASGA entered into a new concession agreement.

On December 27, 2023 the budget required for indemnification payment to be paid by the Government was approved by the National Congress and sanctioned by the Brazilian President.

On December 31, 2023, ICASGA was absorbed by ACI do Brasil S.A., a subsidiary of the Company.

On December 29, 2023 and January 5, 2024, the Federal Government and Zurich Airport paid R$199.7 million, and R$323.4 million respectively, as indemnification payment.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to dispute the legality of the IPTU collected by the City of São Gonçalo do Amarante.

On January 18, 2018, the Judge granted a provisional decision, by suspending the tax collection and on August 27, 2019, a further ruling found the collection as unfounded.  The Municipality appealed and obtained a provisional decision, which allowed for the collection of such tax up to the amount of approximately R$17 million.  On December 11, 2019, ICASGA appealed against that provisional decision, which was granted on May 27, 2020 and consequently, the tax collection was suspended.  The Municipality appealed again before the Brazilian Supreme Court, and on June 16, 2020 such appeal was denied.  The tax collection remains suspended until trial by the State Court is completed.

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal.  Therefore, the judgement dismissing the collection of IPTU against ICASGA was confirmed.  The Municipality filed a final appeal at the Supreme Court, and on August 1, 2023 a first decision was granted, in favor of the City.  The Minister decided to revoke the State Court’s last decision and ruled that the State Court had to analyze the lawsuit again.  ICASGA submitted an appeal before the Supreme Court, asking this monocratic decision adopted in August to be reviewed by the other Minister.  Such request which was granted on September 29, 2023.  The Supreme Court partially changed its decision, and decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

After the Supreme Court’s decision, in December 2023, the Municipality rectified the value of the tax demanded from R$80 million, to R$8 million, which is the total value of IPTU for all the concession years.  ICASGA filed an administrative appeal, since it still considers that the amount is not correct and should not be charged to ICASGA.

Ecuadorian Proceedings

Tax Proceedings

The Servicio de Rentas Internas (“SRI”) determined that TAGSA has to pay roughly the amount of U.S.$3.3 million linked to income tax for 2017.  On April 27, 2021, TAGSA submitted the request for a nullity, which was rejected on November 8, 2021 by the SRI.  TAGSA exhausted the administrative instance, and since the outcome was not positive, TAGSA submitted a judicial claim on January 31, 2022, for an amount of U.S.$4.5 million.  On July 13 and September 6, 2022, two hearings took place, and on October 18, 2022 a rule was issued in favor of TAGSA.  On December 12, 2022, SRI submitted a cassation complaint against the ruling, which was accepted by the National Court on July 6, 2023.  On July 14, 2023 TAGSA submitted its response and now the parties are waiting for the Court to schedule the hearing.

Italian Proceedings

TA entered into two preliminary sales contracts with NUOVE Iniziative Toscane (NIT) in 2018 with the commitment to purchase land and buildings located in the “Piana di Castello” near the Municipality of Florence.  For the first contract, expected price was equal to EUR 75 million of which EUR 3 million were paid as a deposit at the time of the execution, while for the second the expected price was equal to EUR 90,000 of which EUR 9,000 had been paid at the time of the execution.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan – claiming the fulfillment of the conditions precedent to obtain the issuance of a constitutive sentence pursuant to art.  2932 of the Italian Civil Code, condemning TA to pay the relative price (net of the deposits already paid, therefore EUR 72 million for the first contract and EUR 81,000 for the second contract), in addition to the costs it incurred and damages.

On January 20, 2022, TA answered the claim by rejecting, as inadmissible and unfounded, all the requests made by NIT, taking into consideration the non-occurrence of the conditions precedent, and consequently condemn NIT to immediately return the sums already paid by TA.  Based on the opinion of TA’s counsel, no provision has been recognized for this matter.

In the court hearing on June 20, 2022, the proceeding was postponed to a new court which was supposed to be held on March 13, 2023, but was further postponed to September 2023.  However, such hearing did not take place since the parties proceeded to submit their closing arguments in writing.

The Parties submitted their final briefs in December 2023, and it is expected that the resolution is issued within the first months of 2024.

Peruvian Proceedings

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero.

On June 21, 2018, an arbitration procedure request was submitted by Kuntur Wasi to the competent authority, ICSID (known as CIADI in Spanish).  On the same date, Corporación América S.A. also submitted to ICSID a request for the arbitration procedure under the bilateral investment treaty framework.  Both procedures before ICSID were carried out in a single docket.

On August 10, 2023, Kuntur Wasi received a notification from the ICSID Arbitral Court regarding a favorable resolution concerning the arbitration procedure due to unreasonably and arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications.  The Arbitral Court has already determined the final award for damages and losses, and on February 28, 2024, both parties submitted further information that was required to calculate the business profit based on the invested amounts as well as the recognition of interests on the related amounts.

Dividend Distribution Policy

The declaration and payment of future dividends to holders of our common shares will be at the discretion of the annual general meeting and/or our board of directors, in case of interim dividend distributions, and will depend upon many factors, including our financial condition, earnings, distributable profits, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any present or future indebtedness that we or they may incur. For further information regarding the restrictions on our ability to declare and pay dividends, see “Item 3. Key Information—Risk Factors— Risks Related to Our Common Shares—Our ability to pay dividends is restricted under Luxembourg law,” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

B. SIGNIFICANT CHANGES

There have been no significant changes since the approval date of the financial statements included elsewhere in this annual report. Please see Note 34 of the Consolidated Financial Statements elsewhere in this annual report for details of events after the reporting period.

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

On May 22, 2019 the extraordinary general meeting of the shareholders of the Company, approved amendments to our articles of association to amend the following: (i) the convening procedure for general meetings; (ii) the signature power to sign extracts or copies of minutes of general meetings; (iii) the convening procedure for meetings of the board of directors; (iv) the signature power to sign extracts or copies of minutes of meetings of the board of directors; (v) the period during which certain documents shall remain available at the registered office of the Company prior to general shareholders’ meetings; (vi) adjust a clerical inaccuracy and add a definition of “General Meeting.”

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

“5.1 Issued share capital

The share capital is set at one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven US dollars (U.S.D.163,222,707), represented by one hundred sixty-three million two hundred twenty-two thousand seven hundred and seven (163,222,707) shares having a nominal value of one US dollar (U.S.$1.00) each.”

On May 23, 2023, the extraordinary general meeting of the shareholders of the Company, approved amendments to our articles of association to implement the following:  (i) renewal of the authorized share capital of the Company; (ii) amendment of the number of members of the executive committee (comité de direction) of the Company; (iii) amendment to the signatory powers in respect of the daily management (gestion journalière) of the Company; (iv) amendment of the term “chairman” by “chairperson” in the Articles.

A copy of the articles of association, as amended and currently in force, is furnished under Item 19, “Exhibits.”

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of the Grand Duchy of Luxembourg. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg (RCS)) under the number B 174140. We were incorporated on December 14, 2012, under the name A.C.I. Airports International S.à r.l. The name changed to Corporación América Airports S.A. on September 14, 2017, upon conversion from a private limited liability company (société à responsabilité limitée) to a public limited liability company (société anonyme). Our registered office is currently located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Since our incorporation, other than a capital increase by the conversion of reserves and the recent capital increase in connection with the Management Plan (see “Item 6. Compensation — Management Compensation Plan”), there have been no material changes to our share capital. We have not undergone any bankruptcy, receivership or similar proceedings.

Common Shares

Common shares are issued in registered form only and no certificates will be issued. The Company is entitled to treat the registered holder of any share as the absolute owner thereof and is not bound to recognize any equitable claim or other claim or interest in such share on the part of any other person.

Issuance of Common Shares

Our shareholders have renewed the initial authorization granted to the board of directors to issue common shares up to the maximum amount of the authorized unissued share capital of the Company for a period of five years from the date of the deed renewing such authorization (regardless of the date of its publication in the Luxembourg Official Gazette (Recueil électronique des sociétés et associations (RESA)), which period may be subsequently and indefinitely renewed, to such persons, and on such terms and for such consideration as the board of directors may determine.

Our authorized share capital consists of 225,000,000 common shares with a nominal value of U.S.$1.00 per share, out of which 61,777,293 common shares with a nominal value of U.S.$1.00 are left.  We have 163,222,707 common shares issued and outstanding, of which 2,251,123 are held as treasury shares.  All of our issued and outstanding common shares are fully paid and the board of directors cannot call on or compel our shareholders to contribute additional amounts to the Company.

Pre-emptive Rights

In the event of any capital increase whether in cash or in kind, the holders of our common shares shall have pre-emptive rights to subscribe for additional common shares proportionally to their existing equity in our share capital, except as noted below. The exercise period for such pre-emptive rights is determined by the board of directors, but must be at least 14 days from the date of the publication of the offering in the RESA and a journal published in Luxembourg. If holders of common shares do not elect to exercise their pre-emptive rights, the other holders of pre-emptive rights shall benefit from secondary pre-emptive subscription rights for unsubscribed shares; provided, however, that the general meeting (or the board of directors, as authorized by the general meeting) may limit or withdraw such pre-emptive subscription rights in accordance with applicable law and our articles of association. The board of directors is also authorized for a period of five years commencing on May 23, 2023, to cancel or limit the pre-emptive rights of the shareholders in accordance with our articles of association and in connection with the issuance of shares (i) for payment in cash or in kind, or (ii) in connection with a conversion of profits and reserves (including share premium).

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

Dividend Rights

Under Luxembourg law, dividends may only be declared from the freely available distributable reserves of the Company. Interim dividends may be declared by the board of directors, subject to certain mandatory legal requirements as detailed in the articles of association. The general shareholders meeting would in the normal course be asked to declare as final the interim dividends paid during the year. The shareholders may declare dividends at a general meeting.

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

Shareholder Suits and Information Rights

Class actions and derivative actions are generally not available to shareholders under Luxembourg law. Minority shareholders holding securities entitled to vote at the general meeting that resolved on the granting of discharge to the directors and holding at least 10.0% of the voting rights of the Company may bring an action against the directors on behalf of the Company.

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

Indemnification of Directors and Officers

We have amended our articles of association to provide that we will, to the extent permitted by law, indemnify our directors and officers against liability and expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved as a party or otherwise by virtue of performing or having performed as a director or officer, and against amounts paid or incurred by them in the settlement of such claims, actions, suits or proceedings, if such person acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The indemnification will extend, among other things, to legal fees, costs and amounts paid in the context of a settlement. We have entered into separate indemnification agreements with our directors and executive officers. Except for proceedings to enforce rights to indemnification or advancement of expenses, we shall not be obligated to indemnify any such officer or director in connection with a proceeding initiated by such person when such proceeding (or part thereof) was consented to by the board of directors.

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

Registrar and Transfer Agent

We have appointed Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) as our U.S. registrar and transfer agent, and all common shares and shareholders are transferred from the register held at our registered office to the register held by our U.S. registrar and transfer agent.

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

Non-Distributable Reserve

Our articles of association provide for the creation of a non-distributable reserve. We recorded this non-distributable reserve in the amount of U.S.$1,353.7 million. The non-distributable reserve may be reduced by a resolution adopted by the general meeting of shareholders.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 24.94% for the fiscal year ending on December 31, 2023 for a company established in Luxembourg city. Liability to such corporation taxes extends to the Company’s worldwide income (including capital gains), subject to the provisions of any relevant double taxation treaty. The taxable income of the Company is computed by application of all rules of the Luxembourg income tax law of December 4, 1967, as amended (loi concernant l’impôt sur le revenu), as commented and currently applied by the Luxembourg tax authorities (LIR). Under the LIR, all income of the Company will be taxable in the fiscal period to which it economically relates, and all deductible expenses of the Company will be tax deductible in the fiscal period to which they economically relate. Under certain conditions, dividends received by the Company from qualifying participations and capital gains realized by the Company on the sale of such participations, may be exempt from Luxembourg corporation taxes under the Luxembourg participation exemption regime.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our common shares. This summary assumes that the common shares are held as capital assets (generally, property held for investment), within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), in the hands of a U.S. Holder at all relevant times. This summary is based upon U.S. federal income tax laws (including the Code, final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), all as of the date of this annual report and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

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

This summary also does not address all of the U.S. tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, entities or arrangements classified as partnerships for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, persons that own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company, or persons whose shares of the Company are effectively connected with a business carried on through a permanent establishment in Luxembourg. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares, that is for U.S. federal income tax purposes, one of the following:

●	an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States;
●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia);
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person;
●	who holds the common shares as capital assets for U.S. federal income tax purposes;
●	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting shares of the Company; and
●	whose holding is not effectively connected with a business carried on through a permanent establishment in Luxembourg.

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

Taxation of distributions

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, generally will be subject to U.S. taxation as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the common shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. Corporate U.S. Holders who own less than 10% of the share capital or voting shares of the Company will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States. The common shares of the Company are listed on the NYSE and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain generally applicable limitations (including a minimum holding period requirement), any Luxembourg tax withheld with respect to distributions made on our common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. These generally applicable restrictions and conditions include new requirements adopted in Treasury regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by Luxembourg will satisfy these requirements. A recent notice from the Internal Revenue Service (“IRS”) provides temporary relief from such Treasury regulations by allowing taxpayers to apply a modified version of the Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the tax treaty between Luxembourg and the United States or (ii) consistently elects to apply the modified version of the Treasury regulations in the manner described in the preceding sentence, the Luxembourg tax on dividends generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Luxembourg tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes, the U.S. Holder may be able to deduct the Luxembourg tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2023 taxable year and does not expect to be a PFIC for its 2024 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

Payments of dividends and sales proceeds with respect to common shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide a correct taxpayer identification number or certification that it is not subject to backup withholding. Certain U.S. Holders are not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of common shares, including requirements related to the holding of certain foreign financial assets.

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

I. SUBSIDIARY INFORMATION

Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2023.

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

The Disclosure Committee is composed of the Chief Executive Officer, Martín Francisco Antranik Eurnekian:  the Chief Financial Officer, Jorge Arruda Filho; the Head of Legal & Compliance, Andrés Zenarruza and the Head of Investor Relations, Patricio Esnaola.  This Committee oversees and reviews all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above.  This committee meets at regular intervals in order to review all data.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B. MANAGEMENT’S ANNUAL ASSESSMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

CAAP’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CAAP as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair representation of its financial statements for external purposes in accordance with IFRS Accounting Standards adopted by International Accounting Standards Board (IASB).

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

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”).  Based on its evaluation and as set forth in its report dated March 20, 2024, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2023.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included on page F-1 of our Audited Consolidated Financial Statements herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered under this annual report, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”  Our Board of Directors has determined that David Arendt qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies that applies to all subsidiaries and controlled affiliates of CAAP and to each of their respective board members, committee members, senior management, employees, interns and apprentices (hereinafter, “Colleagues”).  It is also expected that all persons or entities who act as agents, partners, including business partners, representatives, intermediaries, consultants or who act on behalf of or provide services for CAAP (hereinafter “Third Parties”) will comply with such Code of Conduct.  We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, the Chief Financial Officer, the Controller, Accounting & Tax Officer, or persons performing similar functions (collectively, the “Senior Financial Officers”) See “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers.”

We will provide a hard copy of those documents free of charge upon written request at the following address:  128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2023, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company.  Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2023 and 2022 are detailed below:

	For the Year Ended December 31
	2023	2022
Audit fees	1,871	2,202
Audit related fees	95	40
Tax fees	58	81
All other fees	20	13
Total	2,044	2,336

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2023 and the fees paid for such services.

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

Our corporate governance practices are governed by Luxembourg Companies Law and our articles of association.  As a Luxembourg company and a foreign private issuer under the rules of the NYSE, we are required to comply with a more limited set of corporate governance rules than U.S. domestic issuers listed in the NYSE.  We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for U.S. domestic issuers listed in the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required by the NYSE of U.S. domestic issuers (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors.  Neither Luxembourg law nor our articles of association require the holding of such meetings and we do not have a set policy for these meetings.  Our articles of association provide, however, that the board of directors shall meet as often as required by the interests of the Company and at least four times a year, upon notice by the chairperson or by any two directors.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group.  While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee.

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

Disclosure of Corporate Governance Guidelines

NYSE-listed companies must adopt and disclose corporate governance guidelines.  Neither Luxembourg law nor our articles of association require the adoption or disclosure of corporate governance guidelines.  Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature which are stated in our Corporate Governance Code.

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Neither Luxembourg law nor our articles of association require the adoption or disclosure of such a code of conduct.  However, as stated in our Corporate Governance Code, we have adopted a Code of Conduct and related integrity policies that apply to all directors, officers and employees, which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers.  In addition, we have adopted a supplementary Code of Ethics for Senior Financial Officers.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On January 31, 2018 the Company approved its insider trading prevention policy (amended on August 22, 2018 and on March 23, 2022) which provides the guidelines to assist the members of the Board, the members of the Committees, the Senior Management, employees, interns and trainees of the Company and anyone who by his job, profession or function has access to non-public information of CAAP, to comply with their obligations under the securities and exchange laws and regulations of the Company’s jurisdiction and the jurisdictions in which the Company’s securities are traded. A copy of our insider trading prevention policy is attached hereto as Exhibit No. 11.1.

ITEM 16K. CYBERSECURITY

Definitions

For purposes of this section, “Cybersecurity Incident” means a violation, or imminent threat of violation, of our systems’ information confidentiality, integrity, or availability, including of our third-party service providers, or any violation of computer security policies, or acceptable use policies, or any cybersecurity event that could have a negative impact on our reputation, operations, or financial position.

Risk management and strategy

On November 15, 2023, the Board approved the Information Security Incident Management Policy (the “Cybersecurity Policy”) which establishes guidelines to identify, assess, manage and communicate material risks from cybersecurity incidents. The Cybersecurity Policy is applicable to the Company and its subsidiaries’ information systems and supporting infrastructure in all locations. It also covers processes to oversee and identify risks from cybersecurity threats associated with the use of third-party service providers, being an important part of the Company’s global risk management strategy. In addition to the Cybersecurity Policy, the Company has enacted a cybersecurity risk matrix (the “Cybersecurity Risk Matrix”) to determine cybersecurity risks and align projects to address such risks. Therefore, our actions, plans and projects are aligned with the risks identified within such Cybersecurity Risk Matrix which is reviewed annually by information security officers and authorized by the corporate information security manager.

All strategic information security projects are established in a global strategic plan, based on the analysis of the risks determined and classified in accordance with the Cybersecurity Risk Matrix.  Critical risks are addressed by a combination of security services and technology.  Also, a global security operation center and an incident response and threat intelligence service are in place.  A combination of information security applications and monitoring controls are also used to detect and protect the information assets based on protection layers criteria. Global penetration testing and security reviews are regularly performed in our subsidiaries.

Also, the Cybersecurity Policy created the Information Security Incident Response Committee (the “ISIRC”) which is a non-permanent body,  mainly responsible for coordinating and authorizing the strategy and tasks to contain a Cybersecurity Incident and restore normal operation.  The members of the ISIRC are:

(a)	local IT Manager/Responsible (of the involved subsidiary);
(b)	an Information Security Specialist (local and/or corporate);
(c)	the Head of Legal and Compliance (representing our Executive Committee); and
(d)	if necessary, members of other technology-related teams, or members of our Executive Committee or other members of senior management shall be included.

According to the Cybersecurity Policy, Cybersecurity Incidents must be classified by the local security manager from a technical perspective in critical, high, medium, low, or very low based on the Incident Impact Calculation Matrix. Such classification is reviewed by the ISIRC, from a qualitative and quantitative perspective, and considers factors that are not taken into account in a mathematical calculation, in order to determine the severity of the incident.

The Cybersecurity Policy establishes an incident management process, which can be defined as a plan to manage Cybersecurity Incident and ensures that the Company takes immediate action in case of any incidents. The incident management process consists of the following phases: (i) detection; (ii) analysis and early communication; (iii) containment; (iv) eradication; (v) recovery; (vi) documentation and improvement proposals; and (vii) disclosure.

The phase of “detection” involves (i) data gathering and analysis; (ii) identification of indicators of an attack or compromise of the network; and (iii) correlating events and having the intelligence to identify early signs of an attack. Examples of detectable events include data breaches, an unusual number of locked accounts, encrypted files, among others. Upon detection of a Cybersecurity Incident, such incident is immediately reported to the Local Cybersecurity Manager/Responsible who then convenes an ISIRC meeting. As per the Cybersecurity Policy, once a Cybersecurity Incident is identified, the Local Cybersecurity Manager/Responsible shall classify it from a technical perspective based on the Incident Impact Calculation Matrix, prepare the corresponding Cybersecurity Incident Report and create a record of the information and documentation related to the incident. All the information related to the Cybersecurity Incident is then submitted to the ISIRC which shall review the classification provided by the Local Cybersecurity Manager/Responsible and define the severity of the incident.

The Cybersecurity Incidents which individually or in the aggregate are classified by the ISIRC as critical or high, must be reported by the ISIRC to our Executive Committee, which shall analyze if the incident must be disclosed.  The Cybersecurity Policy also establishes that in case of detection of any Cybersecurity Incident, it shall be immediately reported to the local cybersecurity officer (local or corporate), who will call an ISIRC meeting. In case of critical or high incident, the Executive Committee must then report it to the Board of Directors of the Company.

In relation to the “containment” strategy, the Cybersecurity Policy establishes that it is dependent on the type of attack and its potential impact on the organization. In any case, after the Cybersecurity Incident has been successfully contained, any element or change produced because of the Cybersecurity Incident must be repaired. This could include, rebuilding affected servers, removing malware, or closing and resetting passwords of breached accounts.

On the phase of “recovery”, every affected system should be restored in order to reinstate regular operations.

After receiving information from the ISIRC, the Executive Committee must determine if a Cybersecurity Incident is material, or if any series of related Cybersecurity Incidents taken together are material, in which case it must decide the necessity and extent of any ongoing and annual disclosures.  In order to determine the materiality of a Cybersecurity Incident or series of related cybersecurity incidents taken together, our Executive Committee must evaluate the impact of such incident from a quantitative and a qualitative perspective, as well as, if there is a substantial likelihood that a reasonable investor would have considered it important in making an investment decision or if it significantly alters the total mix of available information.  As part of the materiality analysis, our Executive Committee may consider both the immediate fallout and any longer-term effects, including on our operations, finances, brand, reputation and customer relationships.  If the Executive Committee deems it necessary, could report the Cybersecurity Incident to our Board of Directors, to be involved in the determination of materiality of the incident.

The Head of Legal and Compliance leads the disclosure process if the Cybersecurity Incident is material. In accordance with the terms and conditions of our third-party agreements, our providers are obliged to inform us immediately in the case of detection of a Cybersecurity Incident that could involve the Company in any manner, in which case the local cybersecurity manager must call a ISIRC who must define if it should be reported to the Executive Committee to determine if it is material.

Finally, although our business strategy, results of operations or financial condition have not been materially affected by Cybersecurity Incidents up to this date, we understand that the cybersecurity risks have been increasing, especially as infiltrating technology continues to become increasingly sophisticated, and while we have implemented several measures and procedures to mitigate such risk, such as the Cybersecurity Policy, we must remain vigilant and alert to such risks and keep our systems and procedures updated to the most recent trends.

For further information about the potential cybersecurity risks of the Company and how they could affect the Company, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We are dependent on information and communication technologies, and our systems and infrastructures face certain risks, including cybersecurity risks.”

Governance

The Information Security Department of the Company (the “Information Security Department”) is responsible for implementing and maintaining an organization-wide information security framework, from the perspective of normative governance (policies, standards, and procedures) but also from the technological capabilities to achieve the necessary security standards to minimize the risk of the Company from cyber security attacks.

The Information Security Department reports to the Executive Committee through the Head of Legal and Compliance. The Head of Legal and Compliance is technically and strategically assisted by the Information Security Corporate Manager, who is also supported by a specialized group of information technology and security engineers and highly specialized worldwide leaders and researchers. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Background of Our Officers and Directors.”

The Information Security Corporate Manager has more than twenty years of progressive experience in all aspects of technology risk management, and has a deep understanding of strategic and tactical aspects of information technology security, internal control over information technology and operational processes over critical assets and infrastructure. The Information Security Corporate Manager is experienced in aspects as a comprehensive access management strategy, cybersecurity monitoring and governance, awareness programs, business continuity strategy, information technology general controls under the Sarbanes-Oxley Act, among others.

The Information Security Plan, Budget and strategic projects are presented and explained, at least once per year, to the Board of Directors.

The Board of Directors has also decided to include cybersecurity as a permanent item of the agenda of its meetings and to receive a report with a summary of any cybersecurity event, even not material, on a quarterly basis.  Additionally, and as required by internal policies, the Board of Directors must be informed of any critical or high impact security incident detected at any time.

Finally, in terms of governance, it is worth pointing out the role of the ISIRC, non-permanent body responsible for overseeing the risk management’s efforts and strategy of the Company in the event of a Cybersecurity Incident. The members of the ISIRC are mentioned above.

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

(1)	Financial Statements

Corporación América Airports S.A.
Audited Consolidated Financial Statements

ITEM 19. EXHIBITS

(b) List of Exhibits

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit Number	Description
1.1.	Amended Articles of Association of Corporacion America Airports S.A., as amended in May 2023*
2.2	Description of Securities.
8.1.	List of Subsidiaries.
11.1	Insider Trading Policy
12.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2.	Certification of Jorge Arruda Filho Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1.	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2.	Certification of Jorge Arruda Filho, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
23	Consent of Price Waterhouse & Co. S.R.L
97	Clawback Policy
101.INS	XBRL Instance Document.
101.SCH	iXBRL Taxonomy Extension Schema Document.
101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.
101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.
*	Incorporated by reference, to the annual report on Form 20-F filed by Corporación América Airports S.A. on April 9, 2021 (File No. 001-38354).

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

Dated: March 28, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - City of Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Brazilian Concession Assets Impairment Assessment

As described in Notes 2.D(1), 2X(a) and 12 to the consolidated financial statements, the Company’s consolidated concession assets balance was USD 2,508 million as of December 31, 2023, out of which USD 688.7 million correspond to the Brazilian Concession assets. Management reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Management performed impairment test for the Brazilian Concession assets (Brazilian CGU) based on the discounted cash flow model (value in use), considering significant assumptions related to passenger growth rates and discount rate.

The principal considerations for our determination that performing procedures relating to the Brazilian concession assets impairment assessment is a critical audit matter is the significant judgment applied by management when developing the value in use measurement of Brazilian CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions related to passenger growth rates and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s concession assets impairment assessments, including controls over the valuation of Brazilian CGU. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management related to passenger growth rates and the discount rate. Evaluating management’s assumptions related to passenger growth rates and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Brazilian CGU, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Juan Manuel Gallego Tinto

Partner

Buenos Aires, Argentina

March 20, 2024

We have served as the Company’s auditor since 2017.

Management’s Annual Report on Internal Control over Financial Reporting

CAAP’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for CAAP as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that:

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

Management conducted an evaluation of the effectiveness of CAAP Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the CAAP Group’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of CAAP Group’s internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Montevideo, Uruguay

March 20, 2024

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Jorge Arruda Filho
Name: Martín Francisco Antranik Eurnekian		Name: Jorge Arruda Filho
Title: Chief Executive Officer		Title: Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2023 and 2022

and for the years ended December 31, 2023, 2022 and 2021

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

F-5

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

		For the year	For the year	For the year
		ended	ended	ended
	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Continuing operations
Revenue	5	1,400,038	1,378,663	706,913
Cost of services	6	(914,677)	(962,978)	(622,381)
Gross profit		485,361	415,685	84,532
Selling, general and administrative expenses	7	(138,669)	(141,355)	(102,062)
Impairment reversal / (loss) of non-financial assets	12	102,838	(111)	(371)
Other operating income	8	100,560	37,340	42,777
Other operating expense		(9,453)	(6,984)	(18,416)
Operating income		540,637	304,575	6,460
Share of income / (loss) in associates	10,15	7,108	(970)	(629)
Income before financial results and income tax		547,745	303,605	5,831
Financial income	9	101,598	63,859	28,080
Financial loss	9	(406,570)	(196,405)	(131,271)
Inflation adjustment	9	(40,547)	19,459	6,691
Income / (loss) before income tax		202,226	190,518	(90,669)
Income tax	11	24,241	(24,883)	(69,111)
Income / (loss) from continuing operations		226,467	165,635	(159,780)
Loss from discontinued operations	31	—	—	(21,196)
Income / (loss) for the year		226,467	165,635	(180,976)
Attributable to:
Owners of the parent		239,506	168,166	(117,755)
Non-controlling interest		(13,039)	(2,531)	(63,221)
		226,467	165,635	(180,976)
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Group:	32
Basic earnings per share		1.49	1.05	(0.60)
Diluted earnings per share		1.49	1.05	(0.60)

Earnings per share for profit attributable to the ordinary equity holders of the Group:	32
Basic earnings per share		1.49	1.05	(0.73)
Diluted earnings per share		1.49	1.05	(0.73)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year	For the year	For the year
		ended	ended	ended
		December 31, 2023	December 31, 2022	December 31, 2021
Income / (loss) for the year		226,467	165,635	(180,976)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligation		4	859	28
Items that may be reclassified to profit or loss:
Share of other comprehensive (loss) / income from associates	15	(70)	43	55
Currency translation adjustment		(281,684)	91,105	137,719
Other comprehensive (loss) / income from continuing operations for the year, net of income tax		(281,750)	92,007	137,802
Currency translation adjustment from discontinued operations	31	—	—	920
Other comprehensive income from discontinued operations for the year, net of income tax		—	—	920
Other comprehensive (loss) / income for the year		(281,750)	92,007	138,722
Total comprehensive (loss) / income for the year		(55,283)	257,642	(42,254)
Attributable to:
Owners of the parent		7,818	239,015	(22,132)
Non-controlling interest		(63,101)	18,627	(20,122)
		(55,283)	257,642	(42,254)
Total comprehensive income / (loss) for the year attributable to owners of the parent arises from:
Continuing operations		7,818	239,015	(1,856)
Discontinued operations		—	—	(20,276)
		7,818	239,015	(22,132)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At	At
	Notes	December 31, 2023	December 31, 2022
ASSETS
Non-current assets
Intangible assets, net	12	2,520,965	2,960,002
Property, plant and equipment, net	13	74,919	74,742
Right-of-use asset	14	10,493	9,192
Investments in associates	15	11,992	1,911
Other financial assets at fair value through profit or loss	20	5,979	3,160
Other financial assets at amortized cost	20	61,090	3,764
Derivative financial instruments		69	67
Deferred tax assets	16	62,712	54,882
Inventories	18	318	254
Other receivables	17	42,640	78,765
Trade receivables	19	889	1,581
		2,792,066	3,188,320
Current assets
Inventories	18	16,148	15,765
Other financial assets at fair value through profit or loss	20	4,884	12,792
Other financial assets at amortized cost	20	83,142	53,905
Other receivables	17	145,549	57,800
Current tax assets		3,779	10,852
Trade receivables	19	126,560	111,089
Cash and cash equivalents	21	369,848	385,265
		749,910	647,468
Total assets		3,541,976	3,835,788

EQUITY	25
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,322)	(4,600)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(482,852)	(251,145)
Legal reserves		3,676	1,081
Other reserves		(1,313,888)	(1,314,025)
Retained earnings		438,775	201,193
Total attributable to owners of the parent		724,980	716,095
Non-controlling interests		78,929	146,274
Total equity		803,909	862,369

LIABILITIES
Non-current liabilities
Borrowings	22	1,133,549	1,287,421
Deferred tax liabilities	16	137,315	232,458
Other liabilities	23	768,364	768,383
Lease liabilities	14	10,294	5,531
Trade payables	24	2,617	3,307
		2,052,139	2,297,100
Current liabilities
Borrowings	22	199,688	178,016
Other liabilities	23	345,864	357,078
Lease liabilities	14	3,687	3,278
Derivative financial instruments liabilities		—	51
Current tax liabilities		23,921	13,794
Trade payables	24	112,768	124,102
		685,928	676,319
Total liabilities		2,738,067	2,973,419
Total equity and liabilities		3,541,976	3,835,788

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
				Free	Non-		Currency
	Share	Share	Treasury	distributable	distributable	Legal	translation	Other	Retained		Non-controlling
	capital	premium	shares	reserves	reserves	reserves	adjustment	reserves	earnings (1)	Total	interests	Total
Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income / (loss) for the year	—	—	—	—	—	—	—	—	239,506	239,506	(13,039)	226,467
Shareholders contributions (Note 25.e)	—	—	—	—	—	—	—	—	—	—	9,424	9,424
Share-based payments reserve (Notes 25.a, 25.c and 30)	—	—	278	—	—	—	—	106	671	1,055	—	1,055
Other comprehensive income / (loss) for the year (Note 25.d)	—	—	—	—	—	—	(231,707)	19	—	(231,688)	(50,062)	(281,750)
Transfer to legal reserve	—	—	—	—	—	2,595	—	—	(2,595)	—	—	—
Changes in non-controlling interests (Note 25.c and 25.e)	—	—	—	—	—	—	—	12	—	12	(13,668)	(13,656)
Balance at December 31, 2023	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Balance at January 1, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Income / (loss) for the year	—	—	—	—	—	—	—	—	168,166	168,166	(2,531)	165,635
Shareholders contributions (Note 25.e)	—	—	—	—	—	—	—	—	—	—	24,170	24,170
Share-based payments reserve (Notes 25.a, 25.c and 30)	—	—	172	—	—	—	—	157	338	667	—	667
Redemption of preferred shares (Notes 25.f)	—	—	—	—	—	—	—	—	—	—	(182,336)	(182,336)
Other comprehensive income for the year (Note 25.d)	—	—	—	—	—	—	70,502	347	—	70,849	21,158	92,007
Changes in non-controlling interests (Note 25.c and 25.e)	—	—	—	—	—	—	—	6,682	—	6,682	(18,064)	(11,382)
Balance at December 31, 2022	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Loss for the year	—	—	—	—	—	—	—	—	(117,755)	(117,755)	(63,221)	(180,976)
Shareholders contributions (Note 25.e)	—	—	—	—	—	—	—	—	—	—	11,475	11,475
Transfer to legal reserve	—	—	—	—	—	905	—	—	(905)	—	—	—
Share-based payments reserve (Notes 25.a, 25.c and 30)	—	—	1,373	—	—	—	—	(1,500)	1,147	1,020	—	1,020
Other comprehensive income / (loss) for the year (Note 25.d)	—	—	—	—	—	—	95,625	(2)	—	95,623	43,099	138,722
Changes in non-controlling interests (Note 25.c and 25.e)	—	—	—	—	—	—	—	1,433	—	1,433	(3,352)	(1,919)
Balance at December 31, 2021	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended	For the year ended	For the year ended
	Notes	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Income / (loss) for the year from continuing operations		226,467	165,635	(159,780)
Adjustments for:
Amortization and depreciation	12,13,14	151,593	172,480	160,633
Deferred income tax	11	(62,697)	4,415	50,027
Current income tax	11	38,456	20,468	19,084
Share of loss in associates	10	(7,108)	970	629
Impairment (reversal) / loss of non-financial assets reversal	12	(102,838)	111	371
Income due to concession compensation	8	(62,677)	—	—
Loss on disposals of property, plant and equipment and intangible assets		592	420	139
Gain on disposal of subsidiaries		—	(4,186)	—
Low value, short term and variable lease payments		(3,082)	(1,154)	(1,204)
Share-based compensation expenses	30	1,055	667	1,020
Interest expense	9	95,185	164,288	125,533
Other financial results, net		(41,558)	(41,055)	(19,157)
Net foreign exchange	9	164,026	(90,603)	(113,609)
Government subsidies per Covid-19 context	8	(21,511)	(14,133)	(33,366)
Government grants collected		383	10,020	11,790
Other accruals		3,145	(5,043)	7,450
Inflation adjustment		54,170	6,969	(17,727)
Acquisition of Intangible assets	12,29	(149,436)	(154,940)	(83,212)
Income tax paid		(22,919)	(22,631)	(2,871)
Unpaid concession fees		49,992	46,084	65,360
Changes in liability for concessions	9	98,480	101,488	109,103
Changes in working capital	29	(53,303)	(57,641)	(12,255)
Net cash provided by operating activities		356,415	302,629	107,958
Net cash used in discontinued operating activities		—	—	—

Cash flows from investing activities
Cash contribution in associates	15	(84)	(260)	(741)
Net acquisition of subsidiaries companies	26.b	—	—	(1,134)
Net disposal of subsidiaries companies		—	(406)	—
Acquisition of other financial assets		(128,899)	(150,856)	(37,120)
Disposals of other financial assets		72,571	170,235	55,207
Acquisition of Property, plant and equipment		(9,661)	(9,091)	(7,665)
Acquisition of Intangible assets	12	(1,221)	(732)	(851)
Proceeds from sale of Property, plant and Equipment		264	233	535
Others		626	263	1,395
Net cash (used in) / provided by investing activities		(66,404)	9,386	9,626
Net cash used in discontinued investing activities		—	(14,700)	(2,495)
Cash flows from financing activities
Proceeds from cash contributions	25.e	9,424	24,170	11,475
Proceeds from borrowings	22	87,846	371,951	366,544
Principal elements of lease payments	14	(3,118)	(4,307)	(4,729)
Loans repaid	22	(200,475)	(328,775)	(266,839)
Interest paid	22	(83,791)	(111,387)	(86,108)
Debt renegotiation expenses capitalization	22	(110)	(2,011)	(20,439)
Debt renegotiation premium		—	—	(193)
Guarantee deposit		2,168	(512)	(1,015)
Dividends paid to non-controlling interests in subsidiaries	25.e	(13,656)	(11,382)	(2,361)
Redemption of preferred shares	25.f	—	(172,029)	—
Others		86	(6)	(4)
Net cash used in financing activities		(201,626)	(234,288)	(3,669)
Net cash used in discontinued financing activities		—	—	—

Increase in cash and cash equivalents		88,385	77,727	113,915
Decrease in cash and cash equivalents from discontinued operations		—	(14,700)	(2,495)
Cash and cash equivalents
At the beginning of the year	21	385,265	375,783	281,031
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(103,802)	(53,545)	(16,668)
Increase in cash and cash equivalents		88,385	77,727	113,915
Decrease in cash and cash equivalents from discontinued operations		—	(14,700)	(2,495)
At the end of the year	21	369,848	385,265	375,783

Information of non-cash transactions has been disclosed in Note 29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	General information and significant event of the year
2	Basis of presentation and accounting policies
3	Financial risk management
4	Segment information
5	Revenue
6	Cost of services
7	Selling, general and administrative expenses
8	Other operating income
9	Financial results, net
10	Share of results in associates
11	Income tax
12	Intangible assets, net
13	Property, plant and equipment, net
14	Leases
15	Investments in associates
16	Deferred income tax
17	Other receivables
18	Inventories
19	Trade receivables
20	Other financial assets
21	Cash and cash equivalents
22	Borrowings
23	Other liabilities
24	Trade payables
25	Equity
26	Contingencies, commitments and restrictions on the distribution of profits
27	Related party balances and transactions
28	Business combinations, other acquisitions and investments
29	Cash flow disclosures
30	Share - based payments
31	Discontinued operations
32	Earnings per share
33	Restricted net assets
34	Subsequent events
35	Condensed financial information of the Company

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

The Company’s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, and Ecuador.

The fiscal year begins on January 1 and ends on December 31.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on March 20, 2024.

1.2 Significant event of the year

1.2.1 Re-bidding of the International Airport of São Gonçalo do Amarante (“Natal Airport”)

On March 5, 2020, CAAP announced that its subsidiary Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) filed a request to the Agência Nacional de Aviação Civil (“the Brazilian ANAC”) to commence the re-bidding process of the Natal Airport, pursuant to Law No. 13,448 of July 5, 2017, and the Brazilian ANAC Resolution No. 533 of November 7, 2019.

On May 26, 2020, the Brazilian ANAC confirmed the technical and legal feasibility of the request regarding the re-bidding process initiated by ICASGA. On June 3, 2020, the process was approved by the Ministério da Infraestrutura, and on June 10, 2020, the Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia expressed a favorable opinion and submitted the request for proposal for re-bidding to the President of Brazil.

On August 24, 2020, Natal Airport was qualified to go through the re-bidding process. On November 20, 2020, ICASGA and the Brazilian ANAC signed a concession agreement amendment setting forth the rules and proceedings for the re-bidding (the “Amendment”) and the re-bidding process became irrevocable and irreversible.  The Amendment imposed restrictions on the ICASGA’s actions, such as making investments, acquisition or disposal of reversible assets, without the prior express consent of the Brazilian ANAC.

However, despite the fact that ICASGA may no longer hold the right to operate Natal Airport until the end of the original term the re-bidding process was not effective until certain aspects beyond ICASGA’s control were confirmed, namely; i) that the re-bidding procedure for determining the new concessionaire be successfully completed and ii) that the bid offered by the winner of the bidding process be sufficient to pay the indemnity owed by the Brazilian ANAC to ICASGA.

The auction successfully took place on May 19, 2023. On September 12, 2023, a contract between the new concessionaire and the Brazilian ANAC was signed, starting the process of approval of the compensation payment to ICASGA. However, the conclusion of the re-bidding process was still uncertain, given that the amount determined by the new offer was not sufficient to pay the indemnity owing to ICASGA in full and the Brazilian legislation did not allow the Government to pay the outstanding balance unless there was a specific budget approval.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

General information and significant event of the year (Cont.)

1.2 Significant event of the year (Cont.)

1.2.1 Re-bidding of the International Airport of São Gonçalo do Amarante (“Natal Airport”) (Cont.)

The residual part of the budget was finally approved by the National Congress and endorsed by the President of Brazil on December 27, 2023 crystalizing a final gross indemnification of R$ 609.5 million (equivalent to USD 125.9 million).

Considering that all conditions for the concession agreement amended to be effective were met, as of December 31, 2023, a net gain of USD 166.5 million was recognized in ICASGA, mainly due to a gain for the reversal of impairment losses recognized in previous periods over intangible assets of USD 103.8 million (Note 12) and other operating income that includes the compensation for the assets and liabilities of the concession for a total of USD 62.7 million (Note 8). The related concession assets, including the concession intangible asset, and liabilities were derecognized as of December 31, 2023. The transaction did not have an impact on income tax as unrecognized tax loss carry forwards were used to compensate the current tax expense for an amount of approximately R$ 36.8 million (equivalent to USD 7.4 million). Based on tax advice received, management considers that the deduction of 100% of the tax loss carryforwards can be applied.

On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees and including the receivables related to re-equilibriums (a total net payment of R$ 199.7 million equivalent to USD 41.3 million), extinguishing all the concession fees obligations that ICAGSA maintained. On January 5, 2024, the balance of the indemnification was collected (see Note 34).

Additionally, on December 31, 2023, following ICASGA’s absorption by ACI Do Brasil S.A. (“ACIB”), a Brazilian subsidiary of CAAP, all the rights and obligations of ICASGA were transferred to ACIB.

1.2.2 Conflict between Russia and Ukraine

Russia’s war against neighboring Ukraine continues to disrupt international travel from and to Russia and Ukraine and other destinations as the flights to Russia have been banned by Western countries and by the European Union, Russia has closed its skies for carriers registered in Western countries and carriers avoid overflying the war zone. It is likely that this war will continue to disrupt supply chains, cause instability in the global economy and disrupt international travel to/from airports operated by the Company, in particular those located in Europe.

In addition, following Russia’s invasion of Ukraine, sanctions have been implemented against Russia, including, among others, travel bans and asset freezes impacting businesses, financial organizations and individuals of Russian origin some of which have been tightened as the war intensified. Wider sanctions and other actions could be imposed if the conflict further escalates.

During 2022 and 2023, there has been an increase in traffic in Armenia above internal projections and the traffic in Italy has not been affected by the conflict. Moreover, during 2022, there was an increase in the costs of raw materials and expenses for utilities, being caused mainly by the conflict. Considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent by which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company is closely monitoring the situation.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2      Basis of presentation and accounting policies

A Summary of material accounting policies information

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Basis of preparation

The Group’s Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations (“IFRIC”) issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The Consolidated Financial Statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

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

Several balance sheet consolidated statements of financial position and consolidated statements of income items have been combined in the interests of clarity. These items are stated and explained separately in the notes to the Consolidated Financial Statements. The statement of income is structured according to the function of the expense method (nature of the expenses is classified in notes).

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

New and amended standards adopted by the Group

The Group has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2023:

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12.

- International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12.

- During the year ended December 31, 2022, the Group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2022:

- Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16.

- Annual Improvements to IFRS Standards 2018-2020 – Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41.

- Reference to the Conceptual Framework – Amendments to IFRS 3.

- Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37.

The amendments listed above did not have any material impact on our Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

A       Summary of material accounting policies information (Cont.)

The following accounting standards and interpretations have been published but the application are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1.

- Lease liability in sale and leaseback – amendments to IFRS 16.

- Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

- Lack of exchangeability – Amendments to IAS 21.

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

The acquisition method is used to account for the business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred or assumed at the date of exchange, and the equity interest issued by the Group. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Accounting treatment is applied on an acquisition by acquisition basis.The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statement of Income.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2       Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(1)     Subsidiaries and transactions with non-controlling interests (Cont.)

Transactions with non-controlling interests that do not result in a loss of control are accounted as equity transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity. Material intercompany transactions, balances and unrealized gains and losses have been eliminated in consolidation. However, financial gains and losses from intercompany transactions may arise when the subsidiaries have different functional currencies. These financial gains and losses are included in the Consolidated Statement of Income under Financial income and Financial loss.

(2)     Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor`s share of profit or loss of the investment after the date of acquisition. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

Where the Group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group. The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Statement of Income under Share of income / (loss) in associates and Share of other comprehensive (loss)/ income from associates. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Holdings companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2023	2022	2021
Abafor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI Airport Sudamérica S.A.U. (“ACI”)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (1)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Anabe ITG S.L. (9)	Spain	Euros	Holding company	100.00%	100.00%	—
Barnsley ITG S.L. (11)	Spain	Euros	Holding company	99.98%	—	—
Cargo & Logistics S.A. (1) (7)	Argentina	Argentine pesos	Holding company	82.89%	82.89%	82.10%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A. (“CAER”)	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporacion Africa Airports Nigeria Limited (“CAAN”) (9)	Nigeria	Naira	Holding company	51.00%	—	—
Corporación América Italia S.p.A. (“CAI”)	Italy	Euros	Holding company	75.00%	75.00%	75.00%
Corporación América S.A. (7)	Argentina	Argentine pesos	Holding company	97.22%	97.22%	96.18%
Corporación América Sudamericana S.A. (7)	Panamá	U.S. dollars	Holding company	96.53%	96.53%	95.50%
DICASA Spain S.A.U. (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
Inframérica Participaçoes S.A. (1) (8)	Brazil	Brazilian real	Holding company	99.98%	99.98%	99.97%
Yokelet S.L.	Spain	Euros	Holding company	100.00%	100.00%	100.00%

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

Operating companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2023	2022	2021
Abuja Airport Concession Company (“AACC”) (10)	Nigeria	Naira	Airports Operation	51.00%	—	—
ACI do Brasil S.A. (“ACIB”) (12)	Brazil	Brazilian real	Airports Operation(12)	99.99%	99.99%	99.99%
Aerocombustibles Argentinos S.A. (7)	Argentina	Argentine pesos	Fueling company	94.79%	94.79%	93.78%
Aeropuerto de Bahía Blanca S.A. (“BBL”) (7)	Argentina	Argentine pesos	Airports Operation	82.64%	82.64%	81.75%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (2) (7)	Argentina	Argentine pesos	Airports Operation	82.69%	82.69%	81.91%
Aeropuertos del Neuquén S.A. (“ANSA”) (7)	Argentina	Argentine pesos	Airports Operation	75.54%	75.54%	74.73%
Armenia International Airports C.J.S.C. (“AIA”)	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
CAAirports International Services S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A. (7)	Argentina	Argentine pesos	Fuel plants	77.77%	77.77%	76.95%
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) (8)	Brazil	Brazilian real	Airports Operation	50.99%	50.99%	50.99%
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) (12)	Brazil	Brazilian real	Airports Operation	—	99.98%	99.98%
Kano Airport Concession Company Limited (“KACC) (10)	Nigeria	Naira	Airports Operation	51.00%	—	—
Paoletti América S.A. (3) (7)	Argentina	Argentine pesos	Service company	41.35%	41.35%	40.95%
Puerta del Sur S.A. (”PDS”)	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A. (7)	Argentina	Argentine pesos	Service company	82.79%	82.79%	82.01%
Sinatus S.A. (13)	Uruguay	Uruguayan pesos	Service company	100.00%	—	—
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (4)	Ecuador	U.S. dollars	Airports Operation	49.99%	49.99%	49.99%
Texelrío S.A. (7)	Argentina	Argentine pesos	Service company	57.88%	57.88%	57.34%
Toscana Aeroporti S.p.A. (“TA”) (5) (6)	Italy	Euros	Airports Operation	46.71%	46.71%	46.71%
Villalonga Furlong S.A. (7)	Argentina	Argentine pesos	Service company	82.90%	82.90%	82.12%

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

(7) In December, 2021, and December 2022 Cedicor S.A.’s contributions in Corporación América S.A. were capitalized increasing its participation from 95.80% to 96.18% in 2021 and from 96.18% to 97.22% in 2022, indirectly modifying the participation in the operating subsidiaries.

(8) During 2022 CAAP made contributions in Inframérica Participaçoes S.A.

(9) Holding company part of the structure related to the future Nigerian’s concessions (Note 26.b).

(10) Operating company part of the structure related to the future Nigerian’s concessions (Note 26.b).

(11) Holding company incorporated under CAER in December 2023, becoming shareholder of TAGSA.

(12) In December 2023, ACIB incorporated ICASGA (Note 1.2.1).

(13) Subsidiary incorporated under Abafor S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

Summarized financial information in respect of each of the Group’s subsidiaries that has most significant non-controlling interests is set below. The summarized financial information below represents amounts before intragroup elimination.

	TA
	December 31,	December 31,	December 31,
	2023	2022	2021
Non-current assets	267,569	255,355
Current assets	68,197	89,097
Total assets	335,766	344,452
Non-current liabilities	78,834	99,928
Current liabilities	139,248	137,057
Total liabilities	218,082	236,985
Equity	117,684	107,467
Revenue	133,422	117,209	70,469
Gross income	41,783	22,633	(12,681)
Operating income / (loss)	28,418	10,306	(12,182)
Financial results	(7,350)	(4,119)	(3,061)
Share of income in associates	14	(258)	91
Income tax	(6,842)	(1,528)	8,704
Net income / (loss)	14,240	4,401	(6,448)
Other comprehensive income / (loss) for the year	4,142	(5,827)	(8,978)
Total comprehensive income / (loss) for the year	18,382	(1,426)	(15,426)
Dividends paid	(7,838)	(7,340)	—

Increase / (decrease) in cash
Provided by / (used in) operating activities	21,469	26,588	(13,249)
Used in investing activities	(1,388)	(3,161)	(4,909)
Used in financing activities	(52,221)	(21,843)	(8,522)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

	TAGSA
	December 31,	December 31,	December 31,
	2023	2022	2021
Non-current assets	53,782	56,025
Current assets	59,737	53,752
Total assets	113,519	109,777
Non-current liabilities	7,329	13,536
Current liabilities	54,106	47,447
Total liabilities	61,435	60,983
Equity	52,084	48,794
Revenue	105,228	96,199	65,155
Gross profit	42,943	38,614	20,784
Operating income	25,319	22,561	9,150
Financial results	656	(316)	(1,413)
Income tax	(2,455)	(1,937)	(971)
Net income	23,520	20,308	6,766
Other comprehensive income / (loss) for the year	80	356	(205)
Total comprehensive income for the year	23,600	20,664	6,561
Dividends paid	(20,308)	(17,225)	(3,000)

Increase / (decrease) in cash
Provided by operating activities	35,891	36,709	21,877
Used in investing activities	(5,382)	(10,152)	(20,076)
Used in financing activities	(27,337)	(24,399)	(10,245)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)      List of Subsidiaries (Cont.)

	ICAB
	December 31,	December 31,	December 31,
	2023	2022	2021
Non-current assets	666,428	645,847
Current assets	86,371	86,134
Total assets	752,799	731,981
Non-current liabilities	906,312	841,901
Current liabilities	215,761	190,784
Total liabilities	1,122,073	1,032,685
Equity	(369,274)	(300,704)
Revenue	100,252	79,713	51,706
Gross profit	31,262	19,047	1,909
Operating income	37,816	21,328	11,702
Financial results	(102,953)	(114,550)	(124,815)
Income tax	3,250	(12,409)	(9,320)
Net loss	(61,887)	(105,631)	(122,433)
Other comprehensive (loss) / income for the year	(25,918)	(13,748)	14,898
Total comprehensive loss for the year	(87,805)	(119,379)	(107,535)

Increase / (decrease) in cash
Provided by / (used in) operating activities	6,876	32,188	(585)
Used in investing activities	(16)	(53)	(459)
(Used in) / provided by financing activities	(12,784)	17,003	457

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2         Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)      List of Subsidiaries (Cont.)

	AA2000
	December 31,	December 31,	December 31,
	2023	2022	2021
Non-current assets	1,165,410	1,594,529
Current assets	181,405	211,057
Total assets	1,346,815	1,805,586
Non-current liabilities	672,981	796,193
Current liabilities	124,665	222,223
Total liabilities	797,646	1,018,416
Equity	549,169	787,170
Revenue	635,563	758,111	362,128
Gross profit	218,246	234,803	37,846
Operating income / (loss)	170,714	190,446	(6,949)
Financial results	(211,898)	35,866	61,322
Income tax	52,912	2,900	(54,396)
Net income / (loss)	11,728	229,212	(23)
Other comprehensive (loss) / income for the year	(250,002)	314,021	125,333
Total comprehensive (loss) / income for the year	(238,274)	543,233	125,310

Increase / (decrease) in cash
Provided by operating activities	192,164	146,789	62,937
(Used in) / provided by investing activities	(64,305)	8,338	11,516
(Used in) / provided by financing activities	(74,050)	(122,453)	31,455

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

(3)     Translation of financial information in currencies other than the Company’s functional currency

Income and expenses of the subsidiaries whose functional currencies are not the U.S. dollar and are not in a hyperinflationary economy, are translated into U.S. dollars at average exchange rates on a quarterly basis. Assets and liabilities for each balance sheet presented are translated at the balance sheet date exchange rates.

All figures (income, expenses, assets and liabilities) of the subsidiaries whose functional currencies are the one of a hyperinflationary economy, are translated into U.S. dollars at the balance sheet date exchange rates, considering that all items are expressed in terms of the measuring unit current at the end of the reporting period.

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency translation adjustment”. As of December 31, 2023, 2022 and 2021, the Company recognized a translation (loss)/income of USD (281.7) million, USD 91.1 million and USD 138.6 million, respectively, arising from the translation of the investments in Argentina, Brazil, Italy and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in the Statement of Income as a gain or loss from the sale of such subsidiary.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

D        Intangible assets

(1)     Concession Assets

The Group, through its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	PDS and CAISA of major airports in Uruguay (Montevideo and Punta del Este) as well as six regional airports under the concession of PDS.
-	TA a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	ICAB and ICASGA of Brasilia and São Gonçalo do Amarante airports, respectively. As mentioned in Note 1.2.1, the concession of the São Gonçalo do Amarante airport was handle to a new concessionaire.
-	TAGSA of Guayaquil airport, “José Joaquin de Olmedo”.
-	AA2000 of 35 airports in Argentina.
-	BBL of Bahía Blanca airport in Argentina.
-	ANSA of Neuquén airport in Argentina.
-	AIA of the “Zvartnots” International Airport of Yerevan and Shirak Airport, Republic of Armenia.

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

In case that an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor for the construction services; the grantor has little, if any, discretion to avoid payment, usually because the agreement is enforceable by law, the Company recognizes as Other financial assets at fair value through profit or loss in the Consolidated Statement of Financial Position.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Each operating company is responsible for obtaining the necessary guarantees for the commitments assumed in each concession. They are mostly covered by insurance that is paid in advance and it is recorded in Other receivables, and is accrued over the life of the coverage.

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

(3)     Other intangible assets

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

(2)    Share capital

Share capital is stated at nominal value. As of December 31, 2023 and 2022, share capital was USD 163 million (USD 1 per share).

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

Other reserves also include the share-based payment reserve constituted in connection with the creation of a management share compensation program as explained in Note 30.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

In order to determine the net taxable income of Argentine subsidiaries at the end of each year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results, due to the fact that as of December 31, 2023, 2022 and 2021 the accumulated price index variation for the last 36 months has already exceeded 100%.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2       Basis of presentation and accounting policies (Cont.)

L       Employee benefits (Cont.)

Long-term employee benefits (Cont.)

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

Share-based payments

Share-based compensation benefits are provided to employees via the Management Share Compensation Plan. Information related to this plan is set out in Note 30.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

The concession agreements in the different jurisdictions include certain commitments to be complied by each company. These commitments can be grouped in two categories:

-	Works that can be classified as standard maintenance of the infrastructure, which are expensed as incurred.
-	Major scheduled maintenance and refurbishments of the infrastructure in the future.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Non-aeronautical revenues

-	Commercial revenues: those are typically not regulated under the applicable concession agreement. Commercial revenues are leases and/or rent fees from retail (including duty free), food and beverage, services and car rental companies, advertising, car parking, fueling charges and cargo fees, among others.
-	Construction service revenues: IFRIC 12 requires to recognize revenues and costs from the construction or upgrade services provided. Construction service revenue equals the construction or upgrade costs plus a reasonable margin determined according to the analysis performed by each concession.

Under the terms of IFRIC 12 “Service Concession Arrangements”, a concession operator may have a twofold activity:

-	a construction activity in respect of its obligations to design, build and finance a new asset that it delivers to the grantor;
-	an operating and maintenance activity in respect of concession assets.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2       Basis of presentation and accounting policies (Cont.)

T       Financial instruments

Non-derivative financial instruments comprise investments in debt instruments, corporate bonds, time deposits, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

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

Derivative financial instruments as of December 31, 2023 are classified within Level 3 of the fair value hierarchy.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

V       Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Group’s Board of Directors. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 4.

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

The price index as of December 31, 2023, was 3,533.19 (1,134.59 and 582.46 as of December 31, 2022 and 2021 respectively) and the conversion factor derived from the indexes for the year ended December 31, 2023, was 3.11 (1.95 and 1.51 as of December 31, 2022 and 2021 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

● The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting. This is because the rate at which the hyperinflationary currency depreciates against a stable currency is rarely equal to the rate of inflation. The inflation adjustment and the translation of the current period is included in Currency translation adjustment in Other comprehensive income / (loss) for the year line.

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

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Assets that have an indefinite useful life or assets not ready to use are not subject to amortization and are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). As mentioned in Note 12, the Company performed impairment tests for those assets with impairment indicators based on the discounted cash flow model covering the remaining concessions periods (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical information. An impairment loss, if applicable, is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date. A previously recognized impairment loss of non-financial assets (other than goodwill) is reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the Consolidated Statement of Income.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

The most significant financial risks to which the Group is exposed are detailed below.

AFinancial Risk Factors

(i)	Market risk
a)	Foreign exchange risk

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

During last years the Argentine monetary authority imposed certain exchange rate restrictions, which also affect the value of foreign currency in alternative markets for certain restricted exchange rate transactions in the official market. As of December 31, 2023 and 2022, these measures have remained in force restricting the access to the foreign exchange market in order to contain the demand for U.S. dollars include the requirement to obtain prior authorization from the Central Bank of Argentina for certain transactions in the Mercado Único y Libre de Cambios (“MULC”).

Considering this situation, the Company continues to assess the evolution of the above-mentioned variables and any other factors in its Argentine subsidiaries in order to identify the unforeseen potential effects that could alter its business and performance.

The value of the Group’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries. However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. There are material monetary balances held by the Group companies at each period-end that are denominated in other currencies (non-functional currency). The following table provides a breakdown of the Group’s main monetary net assets and liabilities which impact the Group’s profit and loss:

	As of December 31,	As of December 31,
Currency Exposure / Functional currency	2023	2022
U.S. Dollar / Argentine Peso	(484,709)	(587,955)
U.S. Dollar / Armenian Dram	47,842	14,847
Euro / Armenian Dram	347	4,637
Euro / Argentine Peso	(2,831)	(1,151)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)

(i)Market risk (Cont.)

a)Foreign exchange risk (Cont.)

The relevant exposures correspond to:

◾ U.S. Dollar / Argentine Peso

As of December 31, 2023 and 2022 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the Argentine Peso. A change of 10% in the ARS/ USD exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 48,470 as of December 31, 2023 (USD 17,639 as of December 31, 2022 considering a change in 3% in the ARS/ USD exchange rate).

◾ U.S. Dollar / Armenian Dram

As of December 31, 2023 and 2022 consisting primarily of U.S. dollar -denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram/ USD exchange rate would have generated a pre-tax gain / loss of USD 478.4 as of December 31, 2023 (USD 148.5 as of December 31, 2022).

◾ Euro / Armenian Dram

As of December 31, 2023 and 2022 consisting primarily of Euro-denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A change of 1% in the Dram / Euro exchange rate would have generated a pre-tax loss / gain of USD 3.5 as of December 31, 2023 (USD 46.4 as of December 31, 2022).

◾ Euro / Argentine Peso

As of December 31, 2023 and 2022 consisting primarily of Euro-denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the Argentine Peso. A change of 10% in the Euro / ARS exchange rate in real (inflation-adjusted) terms would have generated a pre-tax gain / loss of USD 283.1 as of December 31, 2023 (USD 34.5 as of December 31, 2022 considering a change in 3% in the Euro / ARS exchange rate).

b)	Interest rate risk

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

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings as of December 31, 2023 and 2022.

	At December 31,
	2023	2022
Fixed rate (*)	990,251	1,075,778
Variable rate	342,986	389,659
	1,333,237	1,465,437

(*) As of December 31, 2023 includes USD 125.5 million of short-term borrowings (USD 103.5 million as of December 2022) and USD 864.8 million of long-term borrowings (USD 972.3 million as of December 31, 2022).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(i)	Market risk (Cont.)
(b)	Interest rate risk (Cont.)

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would increase loss before income tax for the year ended December 31, 2023 and 2022, USD 2,695 and USD 4,083 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect on the Consolidated Statement of Income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(ii)	Credit risk

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(ii)	Credit risk (Cont.)

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

The policy implemented by the Group consists in performing a case by case analysis, identifying those receivables and contract assets with no reasonable expectation of recovery or with particular situations, that are impaired according to each circumstances. For all other receivables and contract assets, the expected loss rate consists in stratifying trade receivables and contract assets into categories based on overdue days. The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2023 or 1 January 2023 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect historical experience of losses on trade receivables, current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due.

The provision for loss allowance as of December 31, 2023 and December 31, 2022 was determined as follows for both trade receivables and contract assets:

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2023
Trade receivables – gross carrying amount	148,329	86,066	23,685	9,783	2,274	4,617	21,904
Contract assets – gross carrying amount	1,488	1,488	—	—	—	—	—
Expected loss rate (*)		2%	1%	5%	13%	25%	86%
Provision for loss allowance	(22,368)	(1,466)	(230)	(449)	(298)	(1,150)	(18,775)
Net value	127,449	86,088	23,455	9,334	1,976	3,467	3,129

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2022
Trade receivables - gross carrying amount	140,335	75,105	20,644	5,420	4,426	5,815	28,925
Contract assets – gross carrying amount	2,053	2,053	—	—	—	—	—
Expected loss rate (*)		0%	4%	17%	15%	29%	88%
Provision for loss allowance	(29,718)	(152)	(845)	(945)	(672)	(1,660)	(25,444)
Net value	112,670	77,006	19,799	4,475	3,754	4,155	3,481

(*)  Average expected loss rate. As of December 2023 and 2022, includes effect of the impact of the provisions risen from the case by case analysis. Additionally, as of December 2022 includes effect of Argentine customer situation as described in Note 26.a.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(ii)	Credit risk (Cont.)

Trade receivables and contract assets (Cont.)

Trade receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a significant period when past due.

The closing loss allowances for trade receivables and contract assets as of December 31, 2023 and 2022 reconcile to the opening loss allowances as follows:

	2023	2022
Balance at January 1,	(29,718)	(60,510)
Disposal of subsidiaries	—	310
Bad debts of the year	(4,735)	(13,432)
Recoveries	3,331	17,931
Write off	2,717	3,684
Translation differences and inflation adjustment	6,037	22,299
Balance at December 31,	(22,368)	(29,718)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets (see Note 7):

	2023	2022	2021
Impairment losses
- movement in provision for impairment	(4,985)	(13,443)	(14,727)
- recovery of previous impairment losses	3,439	18,203	8,311
Net impairment losses on financial assets	(1,546)	4,760	(6,416)

(iii)	Liquidity risk

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3     Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(iii)	Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents) were 10.44% of total assets at the end of 2023 compared to 10.04% at the end of 2022. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

(iv)	Capital Management

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

	At December 31,
	2023	2022
Borrowings	1,333,237	1,465,437
Less: Cash and cash equivalents	(369,848)	(385,265)
Net debt	963,389	1,080,172
Equity	803,909	862,369

Net debt to equity ratio	120%	125%

(v)	Argentina economical context

CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as consequence of political and economic uncertainties, both in national and international environments.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and a reduction of the fiscal deficit mainly through cutting spending, including the gradual release of the current foreign exchange market restrictions, aiming to remove them once the macroeconomic conditions are in place to do so. On December 13, 2023, the Argentine peso experienced a sharp drop with an ARS/USD rate devalued by more than 300% at year-end while annual inflation reached 211% in 2023. Moreover, on December 13, 2023, the Central Bank of Argentina (“BCRA”) informed that entities are able to access the Mercado Único y Libre de Cambios (“MULC”) without prior approval to pay outstanding debts related to imports of goods or services with customs registration from December 13, 2023.

Among its first measures, the new government published Decree N° 70/2023 - Foundations for the Reconstruction of the Argentine Economy, which, in addition to declaring a public emergency in several areas until 31 December 2025, repeals and/or amends numerous laws of previous Government intervention in the economy, with the aim of opening up trade, services and industry, and eliminate undue restrictions. Even though the Decree must be addressed and ratified by at least one of the chambers of the Congreso de la Nación of Argentine, its provisions are partially effective as of December 29, 2023, while other provisions have been suspended following, judicial actions.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3     Financial Risk Management (Cont.)

A    Financial Risk Factors (Cont.)

(v)	Argentina economical context (Cont.)

As of December 31, 2023 the main measures taken by the new government that affect the Group’s business and are already in effect are:

●	Restrictions on access to the official exchange market are maintained.
●	Taxes over transactions that involves the purchase of foreign currencies for the payment of certain imports are maintained.
●	Subject to certain requirements, the BCRA offers entities that hold debt for imports performed prior to December 13, 2023, the possibility of subscribing to dollar-denominated notes (“BOPREAL”). These notes, which are issued in three series with maturity on October 31, 2027 for Series 1, June 30, 2025 for Series 2 and March 31, 2026 for Series 3, are to be subscribed in Argentine pesos at the reference exchange rate published by the BCRA according to Communiqué “A” 3500 of the day before the subscription date. For those who subscribe the notes in primary issuance, it allows them to cancel import debts, through the sale of the notes in the secondary market with settlement in foreign currency abroad without affecting the access to the MULC or through the delivery in kind of the notes to suppliers abroad. Additionally, having subscribed the BOPREAL allows the access to the official foreign exchange market as from February 1, 2024, to pay commercial debts related to the import of goods and services prior to December 13, 2023, for a total amount equivalent to 5% of the Series 1 subscribed amount. Subsequent to December 31, 2023, AA2000 subscribed to BOPREAL’s Series 1 and Series 2, see Note 34.

Considering this situation, the Company continues to assess the evolution of the above-mentioned variables and any other factors, in order to define its course of action and identify the unforeseen potential effects that could alter its business and performance.

B     Financial instruments by category

	Assets at fair value	Assets at amortized
December 31, 2023	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	—	127,449	127,449
Other receivables	—	154,583	154,583
Other financial assets (*)	10,863	144,232	155,095
Derivative financial assets	69	—	69
Cash and cash equivalents	—	369,848	369,848
Total	10,932	796,112	807,044

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	—	1,333,237	1,333,237
Leases liabilities	—	13,981	13,981
Derivative financial liabilities	—	—	—
Trade payables and other liabilities	—	1,062,621	1,062,621
Total	—	2,409,839	2,409,839

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

B      Financial instruments by category (Cont.)

	Assets at fair value	Assets at amortized
December 31, 2022	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	—	110,617	110,617
Other receivables	—	107,708	107,708
Other financial assets (*)	15,952	57,669	73,621
Derivative financial assets	67	—	67
Cash and cash equivalents	—	385,265	385,265
Total	16,019	661,259	677,278

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	—	1,465,437	1,465,437
Leases liabilities	—	8,809	8,809
Derivative financial liabilities	51	—	51
Trade payables and other liabilities	—	1,100,603	1,100,603
Total	51	2,574,849	2,574,900

(*)  Other financial assets measured at fair value are Level 1 hierarchy. The book value of these assets represents its fair value.

C     Fair value hierarchy

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

D     Fair value estimation

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2023
Aeronautical revenue (*)	296,393	—	45,656	—	65,428	—	88,519	78,336	70,121	—	—	644,453
Non-aeronautical revenue (*)
Commercial revenue	251,155	119	64,838	—	45,292	22,785	160,355	26,871	39,908	(11,598)	3,926	603,651
Construction service revenue	93,014	—	151	—	31,705	—	3,630	21	16,201	—	—	144,722
Other revenue	—	—	—	—	20	—	—	—	7,192	(3,997)	3,997	7,212
Cost of services	(420,216)	(40)	(79,304)	—	(86,227)	(17,818)	(156,482)	(62,285)	(91,639)	11,266	(11,932)	(914,677)
Gross profit / (loss)	220,346	79	31,341	—	56,218	4,967	96,022	42,943	41,783	(4,329)	(4,009)	485,361
Selling, general and administrative expenses	(54,907)	(80)	(10,996)	(68)	(16,305)	(2,611)	(15,320)	(17,827)	(13,149)	4,329	(11,735)	(138,669)
Impairment reversal / (loss) of non-financial assets (**)	—	—	103,764	—	—	—	—	—	(926)	—	—	102,838
Other operating income (**)	13,425	1	82,793	—	58	2	361	240	710	—	2,970	100,560
Other operating expenses	(7,344)	—	(542)	—	(443)	(63)	(1,021)	(38)	—	—	(2)	(9,453)
Operating income / (loss)	171,520	—	206,360	(68)	39,528	2,295	80,042	25,318	28,418	—	(12,776)	540,637
Share of income / (loss) in associates	(5)	—	—	—	—	—	—	—	14	—	7,099	7,108
Amortization and depreciation	60,534	—	12,035	—	6,906	1,248	19,638	6,688	10,695	—	12,238	129,982
Adjusted Ebitda	232,049	—	218,395	(68)	46,434	3,543	99,680	32,006	39,127	—	6,561	677,727
Construction services revenue	(93,014)	—	(151)	—	(31,705)	—	(3,630)	(21)	(16,201)	—	—	(144,722)
Construction services cost	92,898	—	151	—	31,705	—	3,524	21	9,972	—	—	138,271
Adjusted Ebitda excluding Construction Services	231,933	—	218,395	(68)	46,434	3,543	99,574	32,006	32,898	—	6,561	671,276
Construction services revenue	93,014	—	151	—	31,705	—	3,630	21	16,201	—	—	144,722
Construction services cost	(92,898)	—	(151)	—	(31,705)	—	(3,524)	(21)	(9,972)	—	—	(138,271)
Adjusted Ebitda	232,049	—	218,395	(68)	46,434	3,543	99,680	32,006	39,127	—	6,561	677,727
Financial income												101,598
Financial loss												(406,570)
Inflation adjustment												(40,547)
Amortization and depreciation												(129,982)
Income before income tax												202,226
Income tax												24,241
Net income from continuing operations												226,467
Loss from discontinued operations												—
Net income for the year												226,467

Current assets	183,773	22	188,160	—	45,101	4,770	91,159	59,737	68,197	(85,454)	194,445	749,910
Non-current assets	1,170,372	20	667,193	—	188,336	9,193	154,754	53,782	267,568	(768)	281,616	2,792,066
Capital Expenditure	93,326	—	1,727	—	36,605	2,120	7,073	3,267	17,504	—	—	161,622
Current liabilities	127,070	9	221,843	—	25,549	4,419	34,076	54,106	139,248	(85,454)	165,062	685,928
Non-current liabilities	673,245	—	907,835	—	60,264	1,809	—	7,329	78,834	(768)	323,591	2,052,139

(*) Mainly includes revenues recognized over time, see Note 5.

(**) The Brazilian segment includes the impact of the compensation received regarding the Natal airport, see Note 1.2.1.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2022
Aeronautical revenue (*)	330,288	—	36,610	—	43,450	—	60,662	68,370	70,371	—	—	609,751
Non-aeronautical revenue (*)
Commercial revenue	308,114	232	52,700	—	36,289	19,882	145,059	25,060	32,449	(10,652)	3,412	612,545
Construction service revenue	124,210	—	—	—	13,169	—	1,819	2,769	7,829	—	—	149,796
Other revenue	—	—	—	—	13	—	—	—	6,558	(1,737)	1,737	6,571
Cost of services	(526,774)	(75)	(71,095)	—	(53,459)	(14,560)	(142,705)	(57,584)	(94,575)	9,477	(11,628)	(962,978)
Gross profit / (loss)	235,838	157	18,215	—	39,462	5,322	64,835	38,615	22,632	(2,912)	(6,479)	415,685
Selling, general and administrative expenses	(55,947)	(145)	(13,012)	(172)	(14,599)	(1,910)	(13,019)	(16,067)	(17,013)	2,912	(12,383)	(141,355)
Impairment loss of non-financial assets	—	—	—	—	—	—	—	—	(111)	—	—	(111)
Other operating income	15,857	2	16,254	—	159	—	175	91	4,796	—	6	37,340
Other operating expenses	(5,232)	—	(424)	—	(429)	(49)	(769)	(77)	—	—	(4)	(6,984)
Operating income / (loss)	190,516	14	21,033	(172)	24,593	3,363	51,222	22,562	10,304	—	(18,860)	304,575
Share of income / (loss) in associates	(24)	—	—	—	—	—	—	—	(257)	—	(689)	(970)
Amortization and depreciation	87,363	—	11,228	—	6,101	1,280	17,650	6,434	11,122	—	11,953	153,131
Adjusted Ebitda	277,855	14	32,261	(172)	30,694	4,643	68,872	28,996	21,169	—	(7,596)	456,736
Construction services revenue	(124,210)	—	—	—	(13,169)	—	(1,819)	(2,769)	(7,829)	—	—	(149,796)
Construction services cost	124,018	—	—	—	13,169	—	1,766	2,769	6,133	—	—	147,855
Adjusted Ebitda excluding Construction Services	277,663	14	32,261	(172)	30,694	4,643	68,819	28,996	19,473	—	(7,596)	454,795
Construction services revenue	124,210	—	—	—	13,169	—	1,819	2,769	7,829	—	—	149,796
Construction services cost	(124,018)	—	—	—	(13,169)	—	(1,766)	(2,769)	(6,133)	—	—	(147,855)
Adjusted Ebitda	277,855	14	32,261	(172)	30,694	4,643	68,872	28,996	21,169	—	(7,596)	456,736
Financial income												63,859
Financial loss												(196,405)
Inflation adjustment												19,459
Amortization and depreciation												(153,131)
Income before income tax												190,518
Income tax												(24,883)
Net income for the year												165,635
Loss from discontinued operations												—
Net income for the year												165,635

Current assets	213,964	74	100,810	43	33,998	4,887	64,762	53,752	89,098	(60,562)	146,642	647,468
Non-current assets	1,600,511	30	675,108	—	158,248	8,240	169,030	56,025	255,354	(768)	266,541	3,188,320
Capital Expenditure	124,214	—	1,953	—	19,958	1,375	5,788	1,842	9,742	—	2	164,874
Current liabilities	226,136	35	211,308	—	19,258	3,131	22,110	47,447	137,057	(60,562)	70,399	676,319
Non-current liabilities	797,628	—	927,932	—	56,797	1,986	16,949	13,536	99,928	(768)	383,112	2,297,100

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Intrasegment
	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	adjustments	Unallocated	Total
Year ended December 31, 2021
Aeronautical revenue (*)	94,881	—	24,121	—	14,564	—	45,312	46,456	37,475	—	—	262,809
Non-aeronautical revenue (*)
Commercial revenue	214,573	202	34,329	—	20,200	18,031	46,503	17,948	17,082	(9,037)	2,256	362,087
Construction service revenue	53,501	—	—	—	5,280	—	6,559	752	13,668	—	—	79,760
Other revenue	—	—	—	—	14	—	—	—	2,243	(806)	806	2,257
Cost of services	(326,974)	(68)	(59,198)	—	(35,903)	(11,635)	(56,791)	(44,371)	(83,149)	7,850	(12,142)	(622,381)
Gross profit / (loss)	35,981	134	(748)	—	4,155	6,396	41,583	20,785	(12,681)	(1,993)	(9,080)	84,532
Selling, general and administrative expenses	(38,338)	(145)	(8,228)	(143)	(7,674)	(1,362)	(11,173)	(11,703)	(13,053)	1,993	(12,236)	(102,062)
Impairment loss of non-financial assets	—	—	—	—	—	—	—	—	(371)	—	—	(371)
Other operating income	8,109	2	20,285	—	152	56	168	82	13,923	—	—	42,777
Other operating expenses	(14,925)	(8)	(2,191)	—	(119)	(66)	(703)	(13)	—	—	(391)	(18,416)
Operating (loss) / income	(9,173)	(17)	9,118	(143)	(3,486)	5,024	29,875	9,151	(12,182)	—	(21,707)	6,460
Share of income / (loss) in associates	—	—	—	—	—	-	—	—	91	—	(720)	(629)
Amortization and depreciation	74,743	—	9,999	—	11,112	1,056	14,411	7,000	12,290	—	12,890	143,501
Adjusted Ebitda	65,570	(17)	19,117	(143)	7,626	6,080	44,286	16,151	199	—	(9,537)	149,332
Construction services revenue	(53,501)	—	—	—	(5,280)	—	(6,559)	(752)	(13,668)	—	—	(79,760)
Construction services cost	53,378	—	—	—	5,280	—	6,368	752	11,675	—	—	77,453
Adjusted Ebitda excluding Construction Services	65,447	(17)	19,117	(143)	7,626	6,080	44,095	16,151	(1,794)	—	(9,537)	147,025
Construction services revenue	53,501	—	—	—	5,280	—	6,559	752	13,668	—	—	79,760
Construction services cost	(53,378)	—	—	—	(5,280)	—	(6,368)	(752)	(11,675)	—	—	(77,453)
Adjusted Ebitda	65,570	(17)	19,117	(143)	7,626	6,080	44,286	16,151	199	—	(9,537)	149,332
Financial income												28,080
Financial loss												(131,271)
Inflation adjustment												6,691
Amortization and depreciation												(143,501)
Loss before income tax												(90,669)
Income tax												(69,111)
Net loss from continuing operations												(159,780)
Loss from discontinued operations												(21,196)
Net loss for the year												(180,976)

(*) Mainly includes revenues recognized over time, see Note 5.

5     Revenue

	2023	2022	2021
Aeronautical revenue	644,453	609,751	262,809
Non aeronautical revenue
Commercial revenue	603,651	612,545	362,087
Construction service revenue	144,722	149,796	79,760
Other revenue	7,212	6,571	2,257
Revenue	1,400,038	1,378,663	706,913

Timing of revenue recognition
Over time	1,039,699	1,035,506	560,834
At a point in time	119,730	114,826	28,126
Revenues accounted for under IFRS 16	240,609	228,331	117,953
Revenue	1,400,038	1,378,663	706,913

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

6       Cost of services

	2023	2022	2021
Salaries and social security contributions (*)	(185,920)	(205,891)	(141,011)
Concession fees (**)	(156,245)	(158,508)	(94,535)
Construction services cost	(138,271)	(147,855)	(77,453)
Amortization and depreciation (***)	(123,679)	(145,794)	(135,125)
Cost of fuel	(113,067)	(107,170)	(24,884)
Maintenance expenses	(105,619)	(107,474)	(83,905)
Services and fees	(56,642)	(56,834)	(44,832)
Office expenses	(9,744)	(10,753)	(5,208)
Provision for maintenance costs	(4,364)	(3,450)	(4,706)
Taxes	(2,355)	(3,502)	(2,932)
Others	(18,771)	(15,747)	(7,790)
	(914,677)	(962,978)	(622,381)

(*) At the year-end, the number of employees was 6.1 thousand in 2023, 6.1 thousand in 2022 and 5.8 thousand in 2021.

(**) Includes depreciation for fixed concession assets fee, as shown in Note 12, of USD 20,715 for the year ended December 31, 2023 (USD 18,764 and USD 16,502 for the year ended December 31, 2022 and 2021 respectively).

(***) Includes depreciation of leases of USD 2,464 for the year ended December 31, 2023 (USD 3,676 and USD 3,185 for the year ended December 31, 2022 and 2021 respectively).

7     Selling, general and administrative expenses

	2023	2022	2021
Services and fees	(39,691)	(44,836)	(30,897)
Taxes (*)	(37,013)	(45,250)	(24,756)
Salaries and social security contributions	(33,038)	(32,310)	(21,172)
Amortization and depreciation (**)	(6,303)	(7,337)	(8,376)
Office expenses	(4,870)	(3,685)	(1,475)
Insurance	(2,810)	(2,359)	(2,145)
Maintenance expenses	(2,130)	(1,892)	(908)
Advertising	(1,547)	(1,652)	(912)
Bad debts	(4,985)	(13,443)	(14,727)
Bad debts recovery (***)	3,439	18,203	8,311
Other	(9,721)	(6,794)	(5,005)
	(138,669)	(141,355)	(102,062)

(*) Mainly included taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(**) Includes depreciation of leases of USD 739 for the year ended December 31, 2023 (USD 901 and USD 969 for the year ended December 31, 2022 and 2021 respectively).

(***) During 2022 mainly includes recoveries in Argentina, as detailed in Note 26.a.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating income

	2023	2022	2021
Government grants (1)	13,313	15,621	7,599
Government subsidies per Covid-19 context (2)	21,511	14,133	33,366
Compensation for concession (3)	62,677	—	—
Other	3,059	7,586	1,812
	100,560	37,340	42,777

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

(2)   Mainly corresponds to the following government subsidies to support airports in the context of Covid-19 pandemic for the year ended December 31, 2023, 2022 and 2021:

◾	Re-equilibrium of concession agreements due to force majeure or fortuitous case events in Brazilian airports for a total amount of USD 17,785, USD 13,639 and USD 25,473 net of tax in 2023, 2022 and 2021 respectively.

Due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of “force majeure” or “fortuitous event” concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, the Brazilian ANAC defined for the calculation of this re-equilibrium the compensation according to the companies’ projected operational result in the scenario without pandemic.

The compensatory amounts for the years 2023, 2022 and 2021 with respect of Brasilia airport were estimated at USD 15,264, USD 11,754 and USD 22,636 net of tax respectively, and the measure of this reconstitution is through the offset of the concession fee payable, see amount compensated in Note 23.

The compensatory amounts for the years 2023, 2022 and 2021 for Natal airport were estimated at USD 2,521, USD 1,885 and USD 2,837 net of tax respectively, which was received through the offset of the monthly contribution and the readjustment of aeronautical tariffs until December 31, 2023, date on which the pending amount was included in the indemnification received from the Brazilian Government as part of the re-bidding process (Note 1.2.1).

During 2023, the final compensatory amount for the year 2022 for the Brasilia and Natal airports was determined, resulting, net of tax, in an increase of USD 3,550 and USD 176,  respectively compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2022.

During 2022, the final compensatory amounts for the year 2021 were determined, resulting, net of tax, in an increase of USD 1,046 related to Brasilia airport and a reversal of USD 190 related to the Natal Airport compared to the amounts that had initially been estimated and recognized as Other operating income as of December 31, 2021.

During 2021, the final compensatory amounts for the year 2020 was determined, resulting in a total reversal of USD 3,450 (USD 3,074 and USD 376 related to Brasilia and Natal airports respectively) compared to the amount that had initially been estimated and recognized as of December 31, 2020.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating income (Cont.)

◾ On July 26, 2021 the European Commission approved, under the terms of the European Union law, an Italian grant of EUR 800 million to compensate airports and handling operators for losses caused by travel restrictions that Italy and other countries implemented in order to contain Covid-19 infections. As of December 31, 2021, the amount referring to this compensation to TA has been determined and recognized as an Other operating income of approximately EUR 9.5 million (equivalent to USD 10,900).

In June 2022, the final amount referring to the compensation granted to TA in 2021 was determined, resulting in a reversal of approximately EUR 339 thousand (equivalent to USD 362).

There are no unfulfilled conditions or other contingencies attaching to these grants.

(3) Corresponds to the indemnification regarding the concession of the Natal Airport as detailed in Note  1.2.1 for a total amount of USD 62.7 that comprises a net gain for the compensation of the assets offset by liabilities of the concession.

9       Financial results, net

	2023	2022	2021
Interest income	52,680	43,919	17,639
Foreign exchange income	39,772	10,658	1,144
Other financial income (1)	9,146	9,282	9,297
Financial income	101,598	63,859	28,080

Interest expense	(95,185)	(164,288)	(125,533)
Foreign exchange (loss) / income	(203,798)	79,945	112,465
Changes in liability for concessions (2)	(98,480)	(101,488)	(109,103)
Other financial loss (3)	(9,107)	(10,574)	(9,100)
Financial loss	(406,570)	(196,405)	(131,271)

Inflation adjustment	(40,547)	19,459	6,691
Inflation adjustment	(40,547)	19,459	6,691
Financial results, net	(345,519)	(113,087)	(96,500)

(1) Mainly includes gains from other financial assets for a total amount of USD 5,021 for the year ended December 31, 2023 (USD 5,695 and USD 4,990 for the year ended December 31, 2022 and 2021, respectively).

(2) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

(3)  Includes leases financial cost, see Note 14(ii).

10       Share of results in associates

	2023	2022	2021
Share of income / (loss) in associates (Note 15)	7,108	(970)	(629)
	7,108	(970)	(629)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax

	2023	2022	2021
Current income tax	(38,456)	(20,468)	(19,084)
Deferred income tax	62,697	(4,415)	(50,027)
	24,241	(24,883)	(69,111)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2023	2022	2021
Income / (loss) from continuing operations before income tax	202,226	190,518	(90,669)
Loss from discontinued operations before income tax	—	—	(21,196)
Income / (loss) for the year before income tax	202,226	190,518	(111,865)
Tax calculated at the tax rate in each country	(59,160)	(57,275)	37,397
Adjustments
Non-taxable income(7)	57,519	17,624	19,630
Expenses related to non-taxable income	(8,871)	(19,005)	(21,967)
Non-deductible expenses	(3,581)	(14,402)	(4,836)
Effect of tax inflation adjustment (1)	(114,289)	(123,956)	(74,042)
Effect of inflation adjustment	(53,895)	10,253	(29,038)
Effect of asset revaluation for tax purposes (2)	119,483	141,030	79,667
Inflation adjustment for tax purposes of tax losses (3)	81,273	57,322	—
Unrecognized deferred taxes (4)	(11,427)	(43,861)	(48,344)
Income tax rate change (5)	—	—	(17,444)
Investment project exonerations (6)	12,552	6,095	—
Other	4,637	1,292	(10,134)
Income tax	24,241	(24,883)	(69,111)

(1)In order to determine the net taxable income of CAAP’s Argentine subsidiaries at the end of each year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of USD 114,289 as of December 31, 2023 (USD 123,956 and USD 74,042 as of December 31, 2022 and 2021 respectively), due to the fact that as of December 31, 2023, 2022 and 2021 the accumulated price index variation for the last 36 months has already exceeded 100%. Likewise, the income tax law allowed the deferral of the charge generated until 2020 by the tax inflation adjustment in six consecutive years. For 2023 the tax inflation adjustment is applicable as the accumulated inflation of the last three years is greater than 100%, and the adjustment resulting from this procedure was recognized as a current tax of the year. As consequence, as of December 31, 2023, USD 114,289 (USD  123,956 and USD 74,042 as of December 31, 2022 and 2021 respectively) was recognized as a reduction of current tax losses in deferred tax.

(2)Corresponds to the asset revaluation for tax purpose included in Law No. 27.430 of Argentina. As of March 29, 2019, AA2000 start exercising the option of the asset revaluation for tax purpose.

(3)On May 23, 2022, AA2000 filed tax returns for year 2021, reporting tax losses from previous years in accordance with the mechanism provided by the tax laws in Argentina. As of December 31, 2023, the taxable base of the historical tax carryforward losses (excluding the result of the current fiscal year) amounts to ARS 38,585 million, equivalent to USD 47.7 million, (ARS 15,066 million, equivalent to USD 85.0 million, as of December 31, 2022) and adjusted by inflation to ARS 255,660 million, equivalent to USD 316.2 million, (ARS 44,411 million, equivalent to USD 250.7 million, as of December 31, 2022). AA2000 also made a filing before AFIP, under tax secrecy protection provided by law, in order to preserve its rights in a transparency framework. AA2000’s management, with the assistance of its legal and tax advisors, believe that the arguments raised before AFIP are closely related to those considered by the court in similar procedures, and therefore, it has solid arguments to support the applied criteria.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax (Cont.)

(4)Mainly temporary differences for which no deferred income tax has been recognized from Brazilian concessions. Additionally, as of December 31, 2022, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 14.8 million were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

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

(7)As of December 31, 2023 includes USD 35.3 million related to the reversal of the impairment of intangible assets of ICASGA (see Note 12).

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules (the Global Anti-Base Erosion Proposal, or ‘GloBE’ rules). The Pillar Two legislation implementing the GloBE rules was enacted in 2023 notably in Luxembourg, the jurisdiction of the Company, and in certain other jurisdictions where it operates. The Pillar Two legislation will come into effect as from fiscal years starting on or after 31 December 2023, hence the group has no related current tax exposure since Pillar Two was not effective at the reporting date. The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The group is in the process of assessing its exposure to the Pillar Two legislation for when it comes into effect. Due to the complexities in applying the legislation and performing GloBE computations and related filings, the quantitative impact of the enacted legislation is not yet reasonably estimable at this stage. However, with the information currently available, and in light of the assessment carried out so far, the Company does not expect a material impact of the Pillar Two legislation to the consolidated financial statements. This is based on the fact that the entity liable for any resulting GloBE top-up tax to be paid, when and if the case, is the ultimate parent entity of the multinational group the Company belongs to, rather than the Company itself.

In addition, for the first three years of operation, transitional exemptions (i.e. the so-called transitional safe harbours) operate on a jurisdiction-by-jurisdiction basis to remove the need to prepare full calculations, while the top-up tax due in respect of a given jurisdiction is deemed to be zero, should one of the three foreseen tests be met. The Company has analyzed these exemptions and concluded that only one jurisdiction may be failing to meet the exemptions, but no material GloBE top-up tax is expected to arise.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net

			Patent, intellectual
			property rights and
	Concession Assets	Goodwill	others	Total
Cost
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	150,616	—	1,221	151,837
Impairment reversal (***)	102,838	—	—	102,838
Disposals (**)	(139,218)	—	(88)	(139,306)
Other	236	—	—	236
Transfer	(2,000)	—	—	(2,000)
Transfer from property plant and equipment	1,156	—	—	1,156
Translation differences and inflation adjustment	(709,433)	290	870	(708,273)
Balances at December 31, 2023	4,153,428	9,293	24,661	4,187,382
Balances at January 1, 2022	4,243,258	9,543	22,812	4,275,613
Disposal of subsidiaries	—	—	(95)	(95)
Acquisitions	155,051	—	732	155,783
Impairment	(111)	—	—	(111)
Disposals	(549)	—	—	(549)
Other (Note 23)	570	—	—	570
Transfers	(55)	—	55	—
Transfer of concession assets to the grantor (*)	(7,956)	—	—	(7,956)
Transfer to property plant and equipment	(2)	—	—	(2)
Translation differences and inflation adjustment	359,027	(540)	(846)	357,641
Balances at December 31, 2022	4,749,233	9,003	22,658	4,780,894
Depreciation
Accumulated at January 1, 2023	1,800,871	—	20,021	1,820,892
Depreciation of the year	138,620	—	650	139,270
Disposals (**)	(13,554)	—	(17)	(13,571)
Translation differences and inflation adjustment	(280,924)	—	750	(280,174)
Accumulated at December 31, 2023	1,645,013	—	21,404	1,666,417
Accumulated at January 1, 2022	1,512,731	—	19,911	1,532,642
Disposal of subsidiaries	—	—	(61)	(61)
Depreciation of the year	157,522	—	1,141	158,663
Disposals	(51)	—	—	(51)
Transfers	(4)	—	4	—
Transfer of concession assets to the grantor (*)	(1,504)	—	—	(1,504)
Translation differences and inflation adjustment	132,177	—	(974)	131,203
Accumulated at December 31, 2022	1,800,871	—	20,021	1,820,892
Net balances at December 31, 2023	2,508,415	9,293	3,257	2,520,965
Net balances at December 31, 2022	2,948,362	9,003	2,637	2,960,002

(*) On March 1, 2022, the operations of the Aeronautical and Air Traffic Telecommunications Service Provider Station and the Airport Control Tower of ICASGA were transferred to the Airspace Control Department, representing a net value of R$ 33.7 million (equivalent to approximately USD 7.1 million). The compensation regarding to these assets was received in December 2023 as part of the compensation related to the re-bidding process of the Natal airport, see Note 1.2.1.

(**) Mainly includes the disposal of the intangible assets regarding ICASGA’s concession, see Note 1.2.1.

(***) Mainly includes a reversal of impairment of intangible assets recognized in previous periods due to the compensation received by ICASGA as part of the re-bidding process detailed in Note 1.2.1, for an amount of USD 103.8 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net (Cont.)

Due to the increase of traffic witnessed during 2023 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian CGU (including concession assets with a carrying value of USD 688.7 million as of December 31, 2023) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical information.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination. As of December 31, 2023 and 2022, the recoverable amount of aforementioned CGU’s exceed their respective carrying amount.

13       Property, plant and equipment, net

	Land,	Plant and	Vehicles,
	building and	production	furniture and	Works in
	improvements	Equipment	fixtures	progress	Others	Total
Cost
Balances at January 1, 2023	56,644	51,920	68,597	1,055	22,521	200,737
Acquisitions	40	2,209	5,405	1,556	575	9,785
Disposals	—	(38)	(469)	—	(387)	(894)
Transfers	1,886	57	—	(1,981)	38	—
Transfers to intangible	—	(1,002)	—	(154)	—	(1,156)
Translation differences and inflation adjustment	791	1,083	(3,148)	6	784	(484)
Balances at December 31, 2023	59,361	54,229	70,385	482	23,531	207,988
Balances at January 1, 2022	56,939	64,330	51,901	1,177	24,186	198,533
Disposal of subsidiaries	—	(11,705)	—	—	(481)	(12,186)
Acquisitions	175	2,036	9,063	870	347	12,491
Disposals	(1)	(153)	(37)	—	(169)	(360)
Transfers	762	159	(14)	(930)	23	—
Transfers from intangible	—	2	—	—	—	2
Translation differences and inflation adjustment	(1,231)	(2,749)	7,684	(62)	(1,385)	2,257
Balances at December 31, 2022	56,644	51,920	68,597	1,055	22,521	200,737
Accumulated at January 1, 2023	15,324	38,163	52,491	—	20,017	125,995
Depreciation of the year	1,134	2,890	4,152	—	944	9,120
Disposals	—	(36)	(388)	—	(378)	(802)
Translation differences and inflation adjustment	(116)	850	(2,681)	—	703	(1,244)
Accumulated at December 31, 2023	16,342	41,867	53,574	—	21,286	133,069
Accumulated at January 1, 2022	14,140	48,135	40,230	—	20,548	123,053
Disposal of subsidiaries	—	(10,918)	—	—	(446)	(11,364)
Depreciation of the year	1,101	3,256	3,758	—	1,125	9,240
Disposals	—	(121)	(37)	—	(45)	(203)
Transfers	—	2	(15)	—	13	—
Translation differences and inflation adjustment	83	(2,191)	8,555	—	(1,178)	5,269
Accumulated at December 31, 2022	15,324	38,163	52,491	—	20,017	125,995
Net balances at December 31, 2023	43,019	12,362	16,811	482	2,245	74,919
Net balances at December 31, 2022	41,320	13,757	16,106	1,055	2,504	74,742

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases

(i)	Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended December 31,
Right-of-use assets	2023	2022
Land, building and improvements	7,655	6,757
Plant and production equipment	2,246	2,031
Vehicles, furniture and fixtures	592	404
	10,493	9,192

Lease liabilities
Current	3,687	3,278
Non-current	10,294	5,531
	13,981	8,809

The evolution of right-of-use assets and lease liabilities during 2023 and 2022 are as follows:

Right-of-use assets	2023	2022
Balances at the beginning of the year	9,192	12,902
Additions	5,217	465
Contract modifications	(49)	(103)
Depreciation of the year	(3,203)	(4,577)
Translation differences and inflation adjustment	(664)	505
Balances at the end of the year	10,493	9,192

Lease liabilities	2023	2022
Balances at the beginning of the year	8,809	12,249
New contracts	5,336	482
Lease payments	(3,118)	(4,307)
Contract modifications	(49)	(103)
Leases financial cost	446	605
Translation differences and inflation adjustment	2,557	(117)
Balances at the end of the year	13,981	8,809

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2023	3,822	3,883	4,879	4,052	16,636
At December 31, 2022	3,576	1,022	2,192	3,890	10,680

The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(ii)	Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

	For the year ended December 31,
	2023	2022	2021
Depreciation charge of right-of-use assets
Land, building and improvements	(2,730)	(3,966)	(3,514)
Plant and production equipment	(198)	(179)	(160)
Vehicles, furniture and fixtures	(275)	(432)	(480)
	(3,203)	(4,577)	(4,154)

Financial expenses (Leases financial cost)	(446)	(605)	(737)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(865)	(412)	(827)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(326)	(300)	(299)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(1,855)	(1,330)	(467)

(iii)	Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passenger traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the Group with such variable lease contracts would increase total lease payments by approximately USD 185.5 as of December 31, 2023 (USD 133.0 and 67.1 as of December 31, 2022 and 2021 respectively).

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

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passenger traffic, correspond, as December 31, 2023, to a 42% of total revenues of leases and sub-concession of spaces (48% and 39% as of December 31, 2022 and 2021 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(iv)	The group as a lessor (Cont.)

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

	At December 31,
	2023	2022	2021
Within 1 year	109,314	99,142	77,387
Between 1 and 5 years	266,875	241,115	175,409
Later than 5 years	160,059	136,344	42,082
Total	536,248	476,601	294,878

15       Investments in associates

	For the year ended December 31,
	2023	2022
Balances at the beginning of the year	1,911	2,355
Share of income/(loss) in associates (Note 10)	7,108	(970)
Contributions	84	260
Acquisitions (1)	3,384	—
Others	(425)	223
Translation differences	(70)	43
Balances at the end of the year	11,992	1,911

(1) Consist of the consideration for the acquisition of Navinten S.A. (Note 28)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15       Investments in associates (Cont)

Breakdown of the share of income/(loss) in associates is as follows:

	2023	2022	2021
Sociedad Aeroportuaria Kuntur Wasi S.A.	(84)	(260)	(741)
Navinten S.A. (**)	7,292	—	—
Others	(100)	(710)	112
	7,108	(970)	(629)

Main Associates are as follows:

			Investment in associates
			Percentage of
			ownership at		For the year ended
		Country of	December 31,		December 31,
Company	Main activity	incorporation	2023	2022	2023	2022
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Navinten S.A. (**)	Duty free operation	Uruguay	49.00%	—	10,264	—
Sociedad Aeroportuaria Kuntur Wasi S.A. (***)	Airport Operation	Perú	47.90%	47.90%	—	—
Others		—	—	—	728	911
					11,992	1,911

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

(**) See Note 28 regarding the acquisition of Navinten S.A.

(***) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero; therefore, since then the investment has been maintained in zero.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

The evolution of deferred tax assets and liabilities during the years 2023 and 2022 are as follows:

Deferred tax liabilities

	Property, plant
	and equipment and	Tax inflation
	Intangibles Assets	adjustment	Other liabilities	Total
Balances at January 1, 2023	304,726	13,449	7,106	325,281
Increase/ (decrease) of deferred tax liabilities for the year	37,230	1,822	8,943	47,995
Translation differences and inflation adjustment	(54,458)	(4,344)	133	(58,669)
Balances at December 31, 2023	287,498	10,927	16,182	314,607
Balances at January 1, 2022	279,478	32,322	8,085	319,885
Increase/(decrease) of deferred tax liabilities for the year	19,214	(5,295)	76	13,995
Translation differences and inflation adjustment	6,034	(13,578)	(1,055)	(8,599)
Balances at December 31, 2022	304,726	13,449	7,106	325,281

Deferred tax assets

		Tax loss	Property, plant and
	Provisions and	carry	equipment and
	allowances	forwards	Intangibles Assets	Other	Total
Balances at January 1, 2023	26,266	112,775	989	7,675	147,705
(Decrease) / increase of deferred tax assets for the year	1,786	105,839	(164)	3,231	110,692
Translation differences and inflation adjustment	(4,245)	(13,238)	(12)	(898)	(18,393)
Balances at December 31, 2023	23,807	205,376	813	10,008	240,004
Balances at January 1, 2022	34,073	113,304	932	13,022	161,331
Disposal of subsidiaries	(343)	(2,198)	—	16	(2,525)
(Decrease) / increase of deferred tax assets for the year	(410)	12,580	(108)	(2,482)	9,580
Translation differences and inflation adjustment	(7,054)	(10,911)	165	(2,881)	(20,681)
Balances at December 31, 2022	26,266	112,775	989	7,675	147,705

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax (Cont.)

The Group does not recognize deferred tax assets for unused tax loss carryforward or unused tax credit if it is not probable that there will be sufficient future taxable profit against which the loss carryforward or credit can be utilized.

At December 31, 2023 an amount of USD 224.5 million (USD 210.0 million at December 31, 2022) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough taxable profit available to allow the benefit of part or all of that deferred tax asset to be utilized. Unused tax loss carryforwards do not expire although there are certain deduction limits.

At December 31, 2023, USD 62.3 (USD 61.8 million at December 31, 2022) of the deferred tax asset relates to tax losses carryforward that do not expire, while the remaining USD 143.1 million (USD 51.0 million at December 31, 2022) expire as follows:

	For the year ended December 31,
Expiration date	2023	2022
December 31, 2025	73,344	50,161
December 31, 2026	1,095	837
December 31, 2027	38,320	16
December 31, 2028	30,384	—

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

	2023	2022
Deferred tax assets	62,712	54,882
Deferred tax liabilities	(137,315)	(232,458)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17       Other receivables

	At December 31,
	2023	2022
Non-Current
Tax credits	9,623	10,992
Trust funds (1)	22,627	54,782
Prepaid expenses	192	792
Other	10,198	12,199
	42,640	78,765
Current
Tax credits	13,646	10,925
Guarantee deposit (4)	35,809	9,605
Receivables from related parties (Note 27)	9,315	10,140
Prepaid expenses	4,662	4,849
Compensation receivable (5)	66,612	—
Government grants to receive (2)	459	7,193
Other (3)	15,046	15,088
	145,549	57,800

(1) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(2) As of December 31, 2023 and 2022 included grants to be received by TA and ICASGA (Note 8).

(3) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of TA for a total amount of USD 7,595 as of December 31,2023 (USD 5,188 as of December 31,2022).

(4) Mainly includes the indemnification that ICAGSA received in cash from the Brazilian Government amounting the equivalent to USD 41.3 million (see Note 1.2.1). ICASGA was required to maintain the amount collected in a guarantee deposit account of BNDES. The cash cannot be withdrawn or used by ICASGA until the borrowings with BNDES are paid-off from that bank account, which occurred in January 2024 (see note 34). As a result, ICASGA borrowings with BNDES (USD 15.6 million as of December 31, 2023) have been presented net of the cash in guarantee deposits, as the requirements under IFRS were met.

(5) As of December 31, 2023 included the compensation receivable related to the Natal airport as detailed in Note 1.2.1.

The fair value of financial assets within current other receivables approximates to its carrying amount. The fair value of financial assets within non-current receivables amounts to approximately USD 24.4 million at December 31, 2023 (USD 58.8 million as of December 31, 2022). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

18       Inventories

	At December 31,
Non- Current	2023	2022
Supplies	318	254
	318	254
Current
Supplies	4,881	4,844
Oil and byproducts	11,263	10,917
Others	4	4
	16,148	15,765

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

19       Trade receivables

	At December 31,
Non-Current	2023	2022
Accounts receivable	4,581	4,683
Trade receivables from related parties (Note 27)	741	1,431
Loss allowance (see Note 3A(ii))	(4,433)	(4,533)
	889	1,581
Current
Accounts receivable	138,586	129,168
Trade receivables from related parties (Note 27)	4,421	5,053
Contract assets	1,488	2,053
Loss allowance (see Note 3A(ii))	(17,935)	(25,185)
	126,560	111,089

Fair value of trade receivables approximates to the net book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20       Other financial assets

	At December 31,
	2023	2022
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	3,690	3,160
Other	2,289	—
	5,979	3,160
Other financial assets at amortized cost
Related parties (Note 27)	6,545	2,954
Corporate Bonds	53,735	—
Other (**)	810	810
	61,090	3,764
	67,069	6,924
Current
Other financial assets at fair value through profit or loss
Corporate Bonds	729	7,913
Mutual funds	3,515	4,458
Government securities	434	313
Other	206	108
	4,884	12,792
Other financial assets at amortized cost
Corporate Bonds	4,959	—
Related parties (Note 27)	24,890	—
Time Deposits	43,159	39,078
Treasury bills	9,658	1,956
Other (**)	476	12,871
	83,142	53,905
	88,026	66,697

(*) As of December 31, 2023 and 2022 includes equity investments where the Group holds a minor equity interest and does not exert significant influence, mainly TA’s purchase of an 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence.

(**) As of December 31, 2022 mainly included restricted cash in the interest payment account established, and maintained until November 29, 2023, to perform payments related to fees, expenses and interests of the Senior Secured Guaranteed Notes due 2034 of ACI Airport Sudamérica S.A.U. (see Note 22).

Fair value of other financial assets approximate book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21       Cash and cash equivalents

	At December 31,
	2023	2022
Cash to be deposited	657	568
Cash at banks	192,381	255,743
Time deposits	16,729	12,474
Other cash equivalents (1)	160,081	116,480
	369,848	385,265

(1) Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of December 31, 2023, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 5,864 (USD 4,843 as of December 31, 2022).

22       Borrowings

	At December 31,
	2023	2022
Non-current
Bank and financial borrowings (**)	278,147	353,740
Notes (*)	855,402	933,681
	1,133,549	1,287,421
Current
Bank and financial borrowings (**)	114,092	125,164
Notes (*)	85,535	52,852
Bank overdrafts	61	—
	199,688	178,016
Total Borrowings	1,333,237	1,465,437

Changes in borrowings during the years are as follows:

	2023	2022
Balances at the beginning of the year	1,465,437	1,439,603
Loans obtained	87,846	371,951
Loans repaid	(200,475)	(328,775)
Interest paid	(83,791)	(111,387)
Accrued interest for the year	90,928	115,093
Offsetting of financial assets (Note 17)	(15,224)	—
Debt renegotiation expenses capitalization	(110)	(2,011)
Translation differences and inflation adjustment	(11,374)	(19,037)
Balances at the end of the year	1,333,237	1,465,437

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2023 (1)	294,299	239,443	569,488	711,815	1,815,045
At December 31, 2022 (1)	278,427	252,961	622,876	895,887	2,050,151

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2023	2022
Fair value of borrowings (2)	1,328,357	1,423,983
	1,328,357	1,423,983

(2)  Valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2 under IFRS 13 hierarchy. There are no financial liabilities measured at fair value.

(*) Notes include the following as of December 31, 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	235.9
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	November 2032	Fixed 6.875%	11.4
CAI	Secured notes	January 2020	EUR	71.8	December 2024	Fixed 4.556%	67.7
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	February 2027	Fixed 6.875%	67.8
		October 2021	USD	208.9	August 2031	Fixed 8.500%	208.6
AA2000	Class 1 Series 2021 Notes	November 2021	USD	64.0	August 2031	Fixed 8.500%	61.2
	Class 4 Notes	November 2021	USD	62.0	November 2028	Fixed 9.500%	60.7
	Class 5 Notes	February 2022	USD (2)	138.0	February 2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	February 2025	Fixed 2.000%	34.4
	Class 9 Notes	August 2022	USD (2)	30.0	August 2026	Fixed 0.000%	30.0
		July-2023	USD (2)	2.7	Aug-2026	Fixed 0.000%	0.4
	Class 10 Notes	July-2023	USD (2)	25.0	July-2025	Fixed 0.000%	24.5
Total							940.9

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following as of December 31, 2022:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	November 2021	USD	246.2	November 2034	Fixed 6.875%	234.6
	Senior secured guarantee notes	May 2015, May 2020 (1)	USD	14.6	November 2032	Fixed 6.875%	12.5
CAI	Secured notes	January 2020	EUR	71.8	December 2024	Fixed 4.556%	64.9
	Senior secured guarantee notes	February 2017, May 2020 (1)	USD	212.3	February 2027	Fixed 6.875%	91.1
		October 2021	USD	208.9	August 2031	Fixed 8.500%	208.1
	Class 3 Notes	September 2021	USD (2)	30.5	September 2023	Fixed 4.000%	30.5
	Class 1 Series 2021 Notes	November 2021	USD	64.0	August 2031	Fixed 8.500%	60.6
AA2000	Class 4 Notes	November 2021	USD	62.0	November 2028	Fixed 9.500%	60.2
	Class 5 Notes	February 2022	USD (2)	138.0	February 2032	Fixed 5.500%	138.3
	Class 6 Notes	February 2022	USD (2)	36.0	February 2025	Fixed 2.000%	35.9
	Class 7 Notes	July 2022	USD (2)	20.0	July 2025	Fixed 0.000%	19.9
	Class 9 Notes	August 2022	USD (2)	30.0	August 2026	Fixed 0.000%	29.9
Total							986.5

(1)A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

●	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of December 31, 2023 and 2022, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.and PDS.

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

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes to cancel interest payments until November 29, 2023, amounting as of December 31, 2022, USD 12.9 million and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which remains in force as of December 31, 2023.

●	The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA.

The main covenants are limitations to take on additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. As of December 31, 2023, it has been in compliance with the covenants.

●	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. As of December 31, 2023 AA2000 is in compliance with said covenants.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

On November 4, 2021, AA2000 additionally issued USD 62 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering. These Senior Secured Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and a second priority lien with new debt incurred by AA2000 to fund infrastructure works for a total amount of up to USD 235 million.

On February 21, 2022, AA2000 issued USD 174 million of dollar-linked notes, in the local market, in two tranches:

●	USD 138 million of Class 5 Notes, with a five-year grace period and quarterly amortization, starting May 2027. AA2000 is using these proceeds to fund infrastructure works in the Group “A” airports, within the National Airports System;
●	USD 36 million of Class 6 Notes.

In June 2022, AA2000 repurchased USD 2 million of dollar-linked notes issued in August 2020. In August 2022, USD 25.4 million of these notes were exchanged for dollar-linked Class 9 Notes, while at the maturity date, in August 2022, AA2000 repaid the remaining USD 12.6 million.

On July 8, 2022, AA2000 issued USD 20 million of dollar-linked Class 7 Notes in the local market. In December 2023, the notes were early redeemed.

On August 19, 2022, AA2000 issued USD 30 million of dollar-linked Class 9 Notes in the local market, repayable in three installments of USD 10 million each, in February, May and August 2026. The integration of the nominal value amounted to USD 25.4 million through the exchange of Class 2 Notes while the remaining USD 4.6 million were integrated in ARS.

In July, 2023, AA2000 issued additional Class 9 Dollar - linked Notes, for a total amount of USD 2.7 million. The main covenants and guarantees remain unchanged. Furthermore, AA2000 issued USD 25.0 million aggregate principal amount of Class 10 Dollar - linked Notes to repurchase and exchange 90.7% of the total original principal amount of the Series 3 Notes.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2023, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
	BNDES	R$	Sept-2032	Variable	TJLP(1) plus spread	6.6
ICASGA	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	4.9	A
	BNDES	R$	July -2032	Variable	T.R. plus spread plus IPCA	2.3
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(1) plus spread	213.9	A
	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	4.2	D
TAGSA	Banco Guayaquil SA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.4	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	3.6	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	1.8	D
	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.4	D
TCU	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.6	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
	Banco de Innovación de Infraestructuras y Desarrollo	EUR	Sept-2027	Variable	Euribor 6 month plus spread	13.0	D
	Unicredit	EUR	Mar-2024	Variable	Euribor 3 month plus spread	9.4	D
TA	ISP-SACE	EUR	Sept-2026	Variable	Euribor 3 month plus spread	60.5	D
	BPM	EUR	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	Feb-2024	Variable	Euribor 3 month plus spread	4.0	D
	MPS Servicio capital	EUR	Mar-2024	Variable	Euribor 6 month plus spread	12.3	D
	Banca Intesa San Paolo	EUR	Jan-2024	Fixed	6.10%	12.2	D
AIA	Ameriabank C.J.S.C.	EUR	Dec-2024	Fixed	6.00%	13.2	B
	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.3	D
AA2000	Onshore renegotiation - ICBC	USD	Nov-2024	Fixed	8.50%	9.0	A
	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Jan-2024	Fixed	15.50%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	6.14%	8.5	C
Total (***)						407.8

(***) The total outstanding amount includes the financial debt of ICASGA with BNDES which, as disclosed in Note 17, is shown in the Consolidated statement of financial position offset of guarantee deposits. Therefore, the net amount of Bank and financial borrowings amounts to USD 392.2 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22Borrowings (Cont.)

(**) As of December 31, 2022, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(2)
	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	6.4
ICASGA/AGIB	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8	A
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.5
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	1.7
ICAB	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	208.3	A
	Votorantim	R$	March 2023	Variable	CDI plus spread	0.8	C
	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	5.9	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	2.1	D
TAGSA	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	5.4	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	3.6	D
	Santander Uruguay	USD	April 2023	Fixed	4.40%	0.2	D
TCU	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.0	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4.30%	0.8	D
	Santander Uruguay	USD	November 2027	Fixed	5.37%	1.0	D
	Banco de Innovación de Infraestructuras y Desarrollo	EUR	September 2027	Variable	Euribor 6 month plus spread	15.5	D
	BPM	EUR	December 2023	Fixed	1.65%	0.1	D
	Unicredit	EUR	March 2023	Variable	Euribor 3 month plus spread	10.1	D
	BNL	EUR	May 2023	Fixed	3.76%	5.4	D
TA	ISP-SACE	EUR	September 2026	Variable	Euribor 3 month plus spread	85.1	D
	BPM	EUR	June 2023	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	June 2024	Variable	Euribor 3 month plus spread	0.2	D
	BPM	EUR	January 2023	Variable	Euribor 3 month plus spread	3.8	D
	MPS Servicio capital	EUR	March 2023	Fixed	1.86%	11.8	D
	Banca Intesa San Paolo	EUR	March 2023	Fixed	1.60%	11.9	D
AIA	Ameriabank C.J.S.C.	EUR	December 2025	Fixed	6.00%	21.1	B
ANSA	Banco Macro (4)	ARS	November 2024	Variable	BADLAR plus spread	1.2	A
	Banco de la Provincia de Buenos Aires	USD	July 2024	Fixed	7.00%	0.8	D
AA2000	Onshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	8.0	A
	Onshore renegotiation - ICBC	USD	November 2024	Fixed	8.50%	17.8	A
	Citibank N.A. (5)	USD	February 2023	Variable	SOFR plus spread	2.4	A
	Offshore renegotiation	ARS	November 2024	Variable	BADCOR plus spread	1.6	A
	ICBC Dubai	USD	October 2025	Variable	SOFR plus spread	10.2	B
	Banco Ciudad	USD	November 2023	Fixed	6.00%	3.5	B
CAISA	Santander Uruguay	USD	April 2027	Fixed	5.10%	6.9
	Banco Itaú	USD	April 2027	Fixed	3.80%	6.9	B
PDS	Banco de la República Oriental del Uruguay	USD	March 2028	Variable	7.03%	10.0	C
Total						478.9

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate).

IPCA: corresponds to the Brazilian Consumer Price index.

(2) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos.

R$ - Brazilian Reales.

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate).

(4) The loan was prepaid during 2023.

(5) Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance as of December 31,2023.

As of June 30, 2023, ICAB did not meet one of the obligations set forth in the financing agreement with BNDES, regarding the payment of the variable concession fee. On August 15, 2023, ICAB issued a formal letter to the Brazilian ANAC, informing that payment of the variable concession fee was made through the application of Covid - 19 re - equilibrium credits (see Note 8). With the netting of the debt with the existing credits, ICAB complies with its obligations under BNDES agreement and, therefore, since then has been in compliance with the obligation.

As mentioned in Note 1.2.1, on December 31, 2023, ICASGA was absorbed by ACIB, therefore the financial debts of ICASGA were transferred to ACIB.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-

In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to EUR 40 million of which EUR 20 million were disbursed in December 2022, while the remaining EUR 20 million were disbursed in April, 2023. In December 2023 AIA prepaid EUR 20 million, which has shortened the loan repayment date up to December 23, 2024. This agreement provides restrictions regarding payments, taking on additional indebtedness, disposal of assets and transactions with affiliates, and the maintenance of certain financial ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding, and are met as of December 31, 2023.

As of December 31, 2023, AIA pledged to the security agent cash held in bank accounts for USD 59,072 (USD 38,511 as of December 31, 2022). Additionally, the loan is secured by the pledge of shares of the Company and certain collection rights.

-

TA, pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios, which have been met as of December 31, 2023.

On November 6, 2020, EUR 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions, which have been met as of December 31, 2023.

-

ANSA loan with Banco Macro was secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro. The loan was prepaid in November 2023 and the guarantees released.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

In March 2023, AA2000 obtained a bank overdraft from Citibank N.A. and prepaid the bimonetary loan in ARS, for ARS 1,350.5 million (equivalent to USD 1.7 million). The outstanding balance is to be repaid in installments to be made until March 2024.

On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million. The loan will be repaid in three installments to be made in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

-

CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-

On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP, and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.5 million guaranteed by Corporación America Sudamericana S.A.

As of December 31, 2023, the Company and its subsidiaries met the financial covenants under outstanding financings.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities

	At December 31,
	2023	2022
Non-current
Concession fee payable (1)	690,319	700,395
Advances from customers	13,368	13,910
Provisions for legal claims (4)	8,979	9,712
Provision for maintenance costs (2)	21,364	19,079
Other taxes payable	199	508
Employee benefit obligation (3)	4,382	4,376
Salary payable	291	286
Other liabilities with related parties (Note 27)	15,275	1,382
Other payables	14,187	18,735
	768,364	768,383
Current
Concession fee payable (1)	223,051	228,614
Other taxes payable	18,921	17,288
Salary payable	41,656	46,061
Other liabilities with related parties (Note 27)	2,689	1,121
Advances from customers	5,647	5,098
Provision for maintenance cost (2)	5,678	3,835
Expenses provisions	6,203	2,413
Provisions for legal claims (4)	5,286	3,424
Other payables (*)	36,733	49,224
	345,864	357,078

(*) As of December 31, 2023, includes deferred income for a total amount of USD 21,060 (USD 15,395 as of December 31, 2022).

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2023 (**)	345,864	96,071	279,683	1,266,124	1,987,742
At December 31, 2022 (**)	357,078	88,255	263,318	1,549,369	2,258,020

(**) The amounts disclosed in the table are undiscounted cash flows

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable result from the concession agreement between the Brazilian ANAC and ICAB as of December 2023 and between the Brazilian ANAC – ICAB and ICASGA as of December 2022. The Brazilian concession agreement establishes the payment of a fixed and variable concession fee.

a)	Fixed concession fee

The Brasilia Airport concession agreement established a fixed concession fee of R$ 4,501,132 thousand, payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA. The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800 thousand, payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate. The Group initially recognized the present value of fixed concession fee against a concession asset in intangible assets. The liability is presented as current and non-current concession fee payable within other liabilities. Due to the re-bidding process of the Natal Airport (Note 1.2.1), as of December 31, 2023 ICASGA extinguished all the concession fees obligations.

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

The concession agreement for the Brasilia Airport requires payment of an annual fee of 2% of aeronautical and commercial revenues with a cap annually established by the Brazilian ANAC. After that limit, concession fee is calculated at 4.5%.

Changes in the year for fixed and variable concession fee payable are as follows:

	2023	2022
Balances at the beginning of the year	929,009	825,034
Financial result (*)	100,237	112,345
Concession fees	135,530	139,744
Payments (**)	(199,618)	(157,898)
Re-equilibrium compensation (***)	(22,946)	(15,434)
Other (****)	(75,475)	570
Translation differences and inflation adjustment	46,633	24,648
Balances at the end of the year	913,370	929,009

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 9.

(**) As of December 31, 2023, includes USD 19,156 that were deducted from the indemnification received by ICASGA due to de re-bidding process described in Note 1.2.1. As of December 31, 2022 included USD 24,126 concession fee payable that were offset against credits of AA2000.

(***) Mainly includes compensation with the re-equilibrium granted to ICAB detailed in Note 8.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

b)Variable concession fee (Cont.)

(****) Mainly includes the extinguishment of future concession fee obligations of ICASGA due to the re-bidding process detailed in Note 1.2.1 for the equivalent to USD 74,640.

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession. As of December 31, 2023 and 2022, a 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though, the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the case was decided and the first instance ruling in favor of ICAB was confirmed, granting ICAB the right to reschedule the 50% of 2021’ fixed concession fee. The Brazilian ANAC appealed the ruling and the court of justice has not issued its decision as of December 31, 2023.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented on November 21, 2022 to the Ministry of Infrastructure, an offer of court payment orders, which is still in process of analysis. In December 2022, the Ministry issued an official letter confirming that, during the time it takes to issue a final opinion, ICAB is in compliance with its obligations.

On December 17, 2020 AA2000 reached an agreement with ORSNA in relation with past due payments of concession fees and development trusts suspended during 2020, for approximately USD 38 million to be paid in installments between October 2021 and September 2022. On September 2, 2021, AA2000 and ORSNA agreed to postpone the past due payments which were paid in installments that concluded on November 2023.

(2) Changes in the year of the Provision for maintenance costs is as follows:

	2023	2022
Balances at the beginning of the year	22,914	21,671
Accrual of the year	5,349	4,118
Use of the provision	(2,127)	(1,652)
Translation differences and inflation adjustment	906	(1,223)
Balances at the end of the year	27,042	22,914

(3) TAGSA and Toscana have post-employment benefits which are defined benefit obligations. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the year.

The assumptions used for the purposes of valuation of TA long term benefits at December 31, 2023 and 2022 are:

-  Annual discount rate: 3.17% (3.77% in 2022).

-  Annual inflation rate: 2.0% (5.9% for the year 2023, 2.3% for the year 2024 and 2% from 2025 in 2022).

-  Annual employee termination benefit increase rate: 3% (5.9% for the year 2023, 3.2% for the year 2024 and 3% from 2025 in 2022).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana for a total amount of USD 2.4 million is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	2,327	2,526	2,452	2,395	2,429	2,418

The assumptions used for the valuation of TAGSA at December 31, 2023 and 2022 are:

-  Annual discount rate: 5.77% (5.96% in 2022).

-  Annual turnover rate: 15.52% (14.98% in 2022).

-  Annual employee termination benefit (in years): 6.84 (7.06 in 2022).

-  Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2022). (*)

-  Annual employee future wage increase: 1.33% (1.29% in 2022).

(*)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the prevision of TAGSA for a total amount of USD 2.0 million is as follows:

			Annual employee future
Assumption	Annual discount rate		wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	0.5%	(0.5)%
Provision for salary payable	1,880	2,040	2,042	1,878	1,951	1,965

Changes of the provision in the year is as follows:

	2023	2022
Balances at the beginning of the year	4,376	7,990
Disposal of subsidiaries	—	(2,084)
Actuarial gain/loss (in other comprehensive income)	(32)	(1,016)
Service Cost	367	450
Amounts paid in the year	(418)	(585)
Translation differences and inflation adjustment	89	(379)
At the end of the year	4,382	4,376

The amounts shown in the Consolidated Statement of Comprehensive Income for USD 4 in 2023 (USD 859 in 2022) correspond to the actuarial (loss)/income of USD (8) (USD 1,016 in 2022), net of taxes of USD 12 (USD 157 in 2022).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(4) Changes in the year of the provision for legal claims is as follows:

	2023	2022
Balances at the beginning of the year	13,136	11,846
Disposal of subsidiaries	—	(1,177)
Accrual of the year	4,469	5,674
Use of the provision	(1,911)	(2,319)
Translation differences and inflation adjustment	(1,429)	(888)
Balances at the end of the year	14,265	13,136

24       Trade payables

	At December 31,
	2023	2022
Non-current
Trade payable with suppliers	2,617	3,307
	2,617	3,307
Current
Trade payables with suppliers	107,502	118,349
Trade payables with related parties (Note 27)	5,266	5,753
	112,768	124,102

Fair value of trade payables does not materially differ from the net book value.

25       Equity

a) Share capital and treasury shares

As of December 2023, 2022 and 2021, Share capital amounted to USD 163,223.

The movements of treasury shares for the year is as follows:

On March 12, 2021, 590,000 shares (equivalent to USD 1,800), already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees (Note 30).

In December 2021, additional 250,000 shares (equivalent to USD 1,440) were assigned to employees. In December 2023, 2022 and 2021, 50,000, 62,500 and 125,000 of those shares (equivalent to USD 288, USD 360 and USD 720 respectively) assigned during 2021 and fully vested, were delivered to the eligible executives and key employees, while the remaining 12,500 shares have been forfeited during 2022 (Note 30).

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022 and April 2023, 26,930 shares were delivered in each installment (equivalent to USD 150 each) while the remaining shares will vest in an installment in May 2024 (Note 30).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

a) Share capital and treasury shares (Cont.)

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January and April 2023, 16,904 shares were delivered in each installment (equivalent to USD 94 each) while the remaining shares will vest in an additional installment in May 2024 (Note 30).

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees of which 23,381 shares (equivalent to USD 221.7) were delivered to the eligible executives and key employees, while the remaining shares will vest in installments in May 2024 and May 2025.

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to employees of which 10,773 shares (equivalent to USD 102.1) were delivered to the eligible executives and key employees, while the remaining shares will vest in installments in May 2024 and May 2025.

As of December 31,2023 and 2022, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

	2023		2022
Treasury shares	Shares	USD	Shares	USD
At January 1	2,396,015	4,600	2,485,445	4,772
Transfer of treasury shares to executives and key employees	(144,892)	(278)	(89,430)	(172)
At December 31	2,251,123	4,322	2,396,015	4,600

b) Share premium

As of December 2023, 2022 and 2021, Share premium amounted to USD 183,430.

c) Other reserves

The movements of Other Reserves of the owners of the Company is as follows:

	2023	2022	2021
At the beginning of the year	(1,314,025)	(1,321,211)	(1,321,142)
Change in participations (*)	12	6,682	1,433
Share-based compensation reserve (Note 30)	1,055	667	1,020
Execution of share-based compensation reserve	(949)	(510)	(2,520)
Remeasurement of defined benefit obligations net for income tax	19	347	(2)
	(1,313,888)	(1,314,025)	(1,321,211)

(*) This consists mainly in change in participations in Corporación América S.A., see Note 25 e).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

d) Other comprehensive income / (loss)

The movements of the reserve of other comprehensive income / (loss) for the year of the owners of the parent is as follows:

					Transfer from
		Remeasurement	Share of other	Income	shareholders
	Currency	of defined	comprehensive	Tax	equity – currency
	translation	benefit	loss from	effect	translation
	adjustments	obligations (*)	associates	(*)	differences	Total

Balances at January 1, 2023	(273,378)	520	(41,169)	(122)	63,402	(250,747)
Other comprehensive income/(loss) for the year	(231,637)	12	(70)	7	—	(231,688)
For the year ended December 31, 2023	(505,015)	532	(41,239)	(115)	63,402	(482,435)
Balances at January 1, 2022	(343,837)	120	(41,212)	(69)	63,402	(321,596)
Other comprehensive income/(loss) for the year	70,459	400	43	(53)	—	70,849
For the year ended December 31, 2022	(273,378)	520	(41,169)	(122)	63,402	(250,747)

Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive income/(loss) for the year	95,570	28	55	(30)	—	95,623
For the year ended December 31, 2021	(343,837)	120	(41,212)	(69)	63,402	(321,596)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations. The movement was recognized as other comprehensive income / (loss) of other reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

e) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2023	2022	2021
At the beginning of the year	146,274	303,877	315,876
Shareholder contributions (1)	9,424	24,170	11,475
Loss for the year	(13,039)	(2,531)	(63,221)
Redemption of preferred shares (f)	—	(182,336)	—
Other comprehensive (loss) / income
Currency translation	(50,047)	20,646	43,071
Remeasurement of defined benefit obligations	(20)	616	69
Reserve for income tax	5	(104)	(41)
	(50,062)	21,158	43,099
Changes in non-controlling interest
Changes in the participations –acquisitions (2)	(12)	(6,682)	(991)
Dividends paid	(13,656)	(11,382)	(2,361)
	(13,668)	(18,064)	(3,352)
Non-controlling interest at the end of the year	78,929	146,274	303,877

(1) Corresponds mainly to contributions made by the non-controlling interest in ICAB.

(2) In 2022 and 2021, corresponds mainly to contributions of Cedicor S.A. in Corporación América S.A. capitalized on December 1, 2022 and December 16, 2021, increasing its participation from 96.18% to 97.22% in 2022 and from 95.80% to 96.18% in 2021.

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

As of December 31, 2022, the preferred shares were fully settled in cash by AA2000. The payments adjusted by inflation since the date of each disbursement amounts to ARS 30,476,665,719 (equivalent to approximately USD 172.0 million).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

In August 2011, Asociación de Superficiarios de la Patagonia (“ASSUPA”) brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all airports under the AA2000 Concession Agreement.

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

In addition, an agreement covering the fees of ASSUPA’s legal counsel and technical experts has also been signed. The monetary amount of this agreement was recognized as of September 30, 2021 and was included in Other operating expenses line.

The amounts to be paid in connection with the remediation works will be considered investments under the AA2000 Concession Agreement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

ANSA civil proceedings

On October 26, 2018, Aeropuertos del Neuquén S.A. (“ANSA”) was served with a complaint from a supplier alleging ANSA’s breach of contract for the financing of the construction of a hangar at the airport of Neuquén.

On July 7, 2022, the first instance judgment rejected the claim and imposed the payment of the Court costs to the plaintiff who appealed.

On December 13, 2023, the Court of Appeals partially upheld the plaintiff’s appeal on the merits and reversed the first instance ruling, ordering ANSA to pay the sum of USD 0.6 million plus USD 0.3 million in interest (set as of December 29, 2023, at an annually rate of 8%).  The legal costs of both instances were put on the charges of ANSA and amount, in total, to 53.3% of the amount of the judgment. Those costs include the plaintiff’s counsel’s fees.

This ruling was appealed before the Supreme Court of Neuquen by ANSA (both on the merits and the legal costs) and by plaintiff’s counsel (with respect of on the amount of legal fees allocated).

Both extraordinary appeals are pending.

The filing of the appeal does not prevent the beneficiaries of the sentence from requesting provisional seizures against ANSA to ensure the collection of their fees if the judgement were confirmed. These seizures cannot be executed until the provincial extraordinary appeal is resolved and the execution will proceed only if the appeal is dismissed. If seizures are requested, it will be required to replace them by insurance policies. The counsel’s fees should be covered by the insurance policy previously filed in the proceedings.

ANSA also received a claim from a supplier of USD 0.5 million regarding a breach of contract. Within the framework of the lawsuit, the court ordered an attachment order on ANSA’s bank accounts in the amount of USD 0.3 million, which was replaced by an insurance offered by ANSA in the amount of USD 0.5 million. A hearing was held on July 14, 2022, and the evidence offered by both parties is currently being reviewed.

As of December 31, 2023, provisions in the amount of USD 0.9 million regarding ANSA’s legal proceedings have been recorded.

AA2000 civil proceedings - Conflict with Aerolíneas Argentinas (“ARSA”)

This airline is currently AA2000’s main customer and recorded an outstanding debt with AA2000. The singularity of ARSA lies in its status as state-owned company, since it is owned by the Argentinian State, which is in turn the grantor of AA2000 Concession Agreement.

Claims have been made before ORSNA as well as formal presentations before the Ministry of Transportation, requesting mechanisms to resolve the situation through different alternatives such as payment plans, compensation and agreements. Considering this situation and in accordance with IFRS 15, as from October 1, 2019, only revenue from passenger fees related to ARSA was being recognized.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

AA2000 civil proceedings - Conflict with Aerolíneas Argentinas (“ARSA”) (Cont.)

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

In 2023, ARSA made several payments in cash for a total amount of approximately USD 27.5 million, including both outstanding past due debt and current amounts. As at December 31, 2023, the remaining amount owed by ARSA to AA2000 equals USD 2.4 million.

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

On November 17, 2020, the State Court made its final decision dismissing the collection of IPTU which was appealed by the Municipality before the Brazilian Supreme Court. On August 1, 2023, a first decision was granted, in favor of the City. The Minister decided to revoke the State Court’s last decision and ruled that the State Court had to analyze the lawsuit again. ICASGA submitted an appeal before the Supreme Court, asking this monocratic decision adopted in August to be reviewed by the other Ministers which was granted on September 29, 2023. The Supreme Court partially changed its decision, and decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

After the Supreme Court’s decision, in December 2023 the Municipality rectified the value of the tax demanded from R$ 80 million (equivalent to USD 16.5 million), to R$ 8 million (equivalent to USD 1.7 million), which is the total value of IPTU for all the concession years. ICASGA filled an administrative appeal, since still consider that the amount is not correct and should not be charged over ICASGA.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

The Federal District initiated a new lawsuit, demanding the payment of R$ 5.0 million (equivalent to USD 1.0 million) on pending IPTU. On January 21, 2020, ICAB was notified about this new proceeding and on March of 2020, ICAB filed a response arguing in the same rights as those raised in the prior proceeding. In September 2022, the Federal District, again, sued ICAB, claiming the payment of R$ 1.2 million (equivalent to USD 0.2 million) of IPTU. ICAB answered the complaint under the same rights raised on prior lawsuits. As of December 31, 2023, none of this claims have been ruled by the court of first instance.

ACI do Brasil shall replace ICASGA in all legal proceedings as consequence of the absorption of ICASGA by ACI do Brasil, effective as from December 31, 2023.

Ecuadorian Proceedings

Tax Proceedings

The Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that TAGSA has to pay roughly USD 3.3 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021, which was rejected on November 8, 2021, by the SRI. TAGSA exhausted the administrative instance, since the outcome was not positive and submitted a judicial claim on January 31, 2022, for an amount of USD 4.5 million. On July 13 and September 6, 2022, took place two hearings, and on October 18 a rule was issued in favor of TAGSA. On December 12, 2022, the SRI submitted a cassation complaint against the ruling, which was accepted by the National Court on July 6, 2023. On July 14, 2023 TAGSA submitted its response and now the parties are waiting for the Court to schedule the hearing. As of December 31, 2023, guarantees, amounting USD 0.5 million have been constituted by TAGSA in favour of SRI.

Italian proceedings

TA entered into two preliminary sales contracts with Nuove Iniziative Toscane (“NIT”) in 2018 with the commitment to purchase, from NIT itself, land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was equal to EUR 75 million, of which EUR 3 million were paid as a deposit at the time of the execution, while for the second the expected price was equal to EUR 90 thousand, of which EUR 9 thousand were already paid.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan - claiming the fulfillment of the conditions precedent to obtain the issuance of a constitutive sentence pursuant to art. 2932 of the Italian Civil Code, - condemning TA to pay the relative price (net of the deposits already paid, therefore EUR 72 million for the first contract and EUR 81 thousand for the second contract). NIT also requests TA to pay for the compensation of the damages suffered, as well as any further pecuniary damage.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Italian proceedings (Cont.)

On January 20, 2022, TA answered the claim by rejecting, as inadmissible and unfounded, all the requests made by NIT; taking into consideration the non-occurrence of the conditions precedent, and consequently condemn NIT to immediately return the sums already paid by TA.The next court hearing was postponed to September, 2023. However, such hearing did not take place since the parties proceeded to submit their closing arguments in writing.

The parties submitted their final briefs in December 2023, and it is expected that the resolution is issued during 2024.

Peruvian proceedings

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto Internacional de Chinchero.

On June 21, 2018, an arbitration procedure request was submitted by Kuntur Wasi to the competent authority ICSID (known as CIADI in Spanish). On the same date, Corporación América S.A. also submitted to CIADI a request for the arbitration procedure under the Bilateral investment treaty framework. Both procedures before CIADI shall be carried out in a single docket.

On August 10, 2023, Kuntur Wasi received notification from the CIADI Arbitral Court regarding a favorable resolution concerning the arbitration procedure due to unreasonably and arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. While the Arbitral Court has already determined the final award for damages and losses, and on February 28, 2024 both parties submitted further information that was required to calculate the business profit based on the invested amounts as well as the recognition of interests on the related amounts.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Following advice taken from local counsel and unless otherwise mentioned, no provision has been recognized at December 31, 2023 in relation to the above proceedings.

b. Commitments

				Current
		Number of	Concession Start	Concession
Country	Concession	Airports	Date	End Date	Extension Details
Argentina	AA2000	35	1998	2038
	ANSA	1	2001	2026[1]
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006 (2014)	2048
	TA (ADF)	1	2003 (2014)	2045
Brazil[2]	ICAB	1	2012	2037	5 years
Uruguay	PDS	7	2003	2053[3]
	CAISA	1	1993 (2008) (2019)	2033
Ecuador	TAGSA	1	2004	2031[4]
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Total		52

1.	In 2021, the Group obtained a five-years extension.
2.	Due to the re-bidding process detailed in Note 1.2.1, ICASGA concession has been handed over to a new concessionary.
3.	In 2021, the Group obtained a twenty-year extension and the concession of six new regional airports, of which PDS is taking control between 2022 and 2025.
4.	In 2021, the Group obtained a two-years extension.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, AA2000 was awarded the concessions for the operation of the El Palomar Airport and Termas de Rio Hondo Airports, which were brought under the AA2000 Concession Agreement pursuant to Decree No. 1107/2017 and Resolution of ORSNA No. 27/2021 respectively.

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

The Argentine Concession Agreement requires AA2000 to formulate a master plan for each of its airports. Each master plan establishes the investment commitments to be received by each airport during the term of the Argentine Concession Agreement, taking into account the expected demand of aeronautical and commercial services. AA2000 has executed the capital expenditures committed under the investment plan submitted for the period 2006-2028. In order to strengthen the airport system, new investments commitments were established, listed in the Technical Conditions for the Extension, for the periods 2021, 2022-2023; 2024-2027 and 2028-2038.

AA2000’s capital expenditures under the Technical Conditions of the Extension equals the aggregate amount of approximately USD 500 million plus VAT, to be executed in two phases: (i) phase 1, approximately USD 336 million plus VAT to be executed preferably within 2022 and 2023, and (ii) phase 2, annual investments of approximately USD 41 million plus VAT between 2024 and 2027, for a total of approximately USD 164 million plus VAT. Investments between 2028 and 2038 will be further determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession.

As of December 31, 2023, works amounting to USD 262.1 million (VAT included) have been initiated, of which USD 190.3 million (VAT included) have been executed. Considering the amount utilized for the redemption of preferred shares in 2022, totaling USD 174.2 million, the total amount committed equals USD 436.3 million (VAT included), thus exceeding the commitment amount of phase 1, with execution totaling USD 364.5 million (VAT included).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Obligations assumed by AA2000 as Concessionaire (Cont.)

On July 28, 2023, ORSNA issued Resolution N° 56-23, in which it laid down the conditions related to the Review of the Financial Projection of Income and Expenses (in Spanish, PFIE) for the concession period of 2019-2023. Among other decisions, it was determined that the revision of the financial and economic equation of the concession agreement, will be finalized upon reaching the international passenger traffic level of 2019. AA2000 challenged Resolution N° 56-23. On November 27, 2023 both, ORSNA and AA2000, agreed: (i) to suspend the current procedural deadlines until June 30, 2024, (ii) that AA2000 must produce at its own cost and expense a passenger traffic projection study; (iii) to postpone until May 30, 2024 the ordinary annual review of the PFIE of the concession, covering periods until December 31, 2023. As of December 31, 2023, AA2000 has fulfilled the commitments assumed under the referred agreement.

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

Additionally, the Argentine Concession Agreement defines some additional conditions upon which either the Argentine National Government or AA2000 could demand the termination of the agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Senior secured guarantee notes due 2027, the Class 1 Series 2021 Notes due 2031, the Onshore renegotiation and the ICBC Dubai Loan.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Guarantees

In order to guarantee performance of the works, AA2000 has contracted a surety bond to comply with the investment plan guarantee required by the ORSNA’s Resolution No. 60/2021 amounting as of December 31, 2023, USD 130 million. Additionally, AA2000 sets up a guarantee for concession contract fulfillment for the total amount is for ARS 6,499.2 million (approximately USD 8.0 million) which is renewed on an annual basis.

Insurance

In addition, AA2000 is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 0.4 million). AA2000 has taken out insurance policy for an amount of USD 300 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports. Additionally maintains insurances regarding operational and construction risk for USD 3.184 million and USD 40 million respectively.

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

In addition to the airports operated under the AA2000 Concession Agreement, the Group also operates the Neuquén Airport and the Bahía Blanca Airport.

The Neuquén Airport and the Bahía Blanca Airport are not material to CAAP’s business.

Uruguayan Concession Agreements

Carrasco International Airport and New Airports

PDS signed with the Uruguayan Government a concession agreement which granted from year 2003 to 2023 the management, exploitation, construction, maintenance and operation of Carrasco International Airport “Gral. Cesáreo L. Berisso”. A first amendment to the contract dated September 2, 2014 extended the concession until November 20, 2033. As of November 8, 2021, a second amendment to the concession agreement was made, modifying among other things, (i) extending the term of the agreement until November 20, 2053, (ii) incorporating into the concession six additional new airports located in Rivera, Salto, Carmelo, Durazno, Melo, Paysandú,(“New Airports”) and (iii) requiring PDS to make capital expenditures in connection with the development of the New Airports of USD 67 million in the aggregate between 2022 and 2028 in accordance with the following investment schedule, which may be adjusted as a result of force majeure events and certain other particular circumstances: USD 13 million during 2022, USD 32 million during 2023, USD 18 million during 2024; and USD 4 million during 2028.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025, the operation of the New Airports by PDS under the amended concession agreement started progressively once certain conditions were met, including without limitation, the issuance of certain environmental permits. On January 11, April 22, July 22, October 20, 2022 and February 8, 2023, the International Airport of Carmelo “Balneario Zargazazú”, the International Airport of Rivera “Pte. Gral Oscar D. Gestido”, the International Airport of Salto “Nueva Hespérides”, the International Airport of Melo and the International Airport of Paysandú “Brig. Gral. Tydeo Larre Borges” were taken over by PDS, respectively.

The terms and conditions under the amended concession agreement are substantially the same as those currently in place for the Carrasco Airport except for, within others, the operation of the new airports, the terms of the concession, insurance, guarantees and early termination of the agreement.

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

During the next five years, PDS is committed to make additional capital expenditures in the amount of USD 41.5 million including the investments committed in respect of the New Airports.

Upon execution of the amended concession agreement, the Uruguayan Ministry of Defense will still have the right, with prior authorization from the Uruguayan executive power, to terminate the concession agreement prior to the scheduled termination date due to reasons based on “public interest”. In this case, an indemnification amount shall be paid the amount of which depends on whether the termination relates to one or more of the New Airports or to the Carrasco International Airport, in accordance with the following; the early termination may be done either: (i) with respect to the Carrasco Airport and the New Airports (“Full Termination”), or (ii) with respect to one or more of the New Airports only (“Partial Termination”).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Obligations assumed by PDS as Concessionaire (Cont.)

Additionally, the concession agreement may be terminated by the Defense Ministry (with prior approval of the executive power) upon repeated and material breaches of the concession agreement by PDS. In the event of force majeure (e.g., the destruction severe damage that prevents the airport’s operations), the Defense Ministry will be entitled to terminate the concession agreement without paying the termination payment to PDS and collect all of the indemnification payments under all of the airport’s insurance policies. Alternatively, the Defense Ministry could request PDS to re-build the airport if the reconstruction of the airport does not alter the terms of the concession agreement.

The concession agreement may be also terminated by mutual agreement (with prior approval of the Uruguayan executive power). No termination fee is payable by any party in this circumstance.

Concession fees

Pursuant to the concession agreement, PDS is required to pay to the Uruguayan Government an annual fee, which will be the higher of: a) USD 5,789; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00532, plus applicable cargo fees. The aforementioned 2014 amendment established additional fees based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers.

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction work of the new terminal for a total amount as of December 31, 2023 of USD 4.7 and a performance guarantee for USD 7.6 million that will be returned to PDS six months after the expiration of the concession agreement. Guarantees securing the completion of each group of construction works related to the New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees are set as an amount equal to 5% of each group of construction work to be performed.

Insurance

PDS must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement, with itself and the Uruguayan Ministry of Defense as loss payees, to cover all risks until termination or expiration of the concession. The minimum coverage amount is USD 250 million. As of December 31, 2023 and 2022, the coverage amount was USD 300 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of USD 500 and incremental capital expenditures of approximately USD 35 million, including the construction of a new general aviation terminal building, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience. In June 2023, the minimum annual concession fee was increased from USD 577 up to USD 611 aligned with an increase in tariffs.

During the next five years and upon execution of the amendment, CAISA expects to incur additional capital expenditures in the amount of USD 5.0 million, all required by contract.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfillment for USD 1.6 million and USD 4.2 million (secured by TCU S.A.) respectively.

Additionally, CAISA must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement. The amount covered as of December 31, 2023 is approximately USD 340 million.

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

On July 6, 2018, TAGSA amended the concession agreement (the “Guayaquil Concession Agreement”) which established new additional works for an amount of USD 32.2 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2023, USD 4.9 million remain pending.

The concession agreement may be terminated prior to the scheduled termination date upon the breach by TAGSA and/or by AAG of its obligations stipulated in the concession agreement or any amendment as well as due to mutual agreement of the parties.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Ecuadorian Concession Agreement (Cont.)

Concession fees

TAGSA was required to pay the annual concession amount to a trust, which amounts to 55.25% of gross revenues from tariffs and charges, and certain other commercial revenues from the operation of JJO to the Trust Fund for Development of the New Airport of Guayaquil, plus a fixed amount of USD 1.5 million per year for administrative services. The Guayaquil Concession Agreement included an increase of USD 524.6 (for the six-month period from August 2019 to January 2020) on a one-time basis; thereafter the amount and calculation applied in the previous period will be maintained. Due to COVID-19 pandemic, on July 20, 2021 a reduction of the annual concession fee to be paid in 2021 from 55.25% to 53.66% was agreed. In addition, from 2022 and until the economic and financial equilibrium is met, the concession fee to be paid will be 50.25%.

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

Insurance

In addition, TAGSA is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury. TAGSA has taken out an insurance policy for an amount of approximately USD 570.6 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

ECOGAL

ECOGAL has a concession agreement, which granted until 2026 the development, operation and maintenance of Seymour Airport in Galapagos Island.

ECOGAL is required to deliver a performance bond of USD 700 to the Dirección General de Aviación Civil de Ecuador (“DGAC”), which should be in place during the term of the Galapagos Concession Agreement. This bond is renewed annually.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazilian Concession Agreement

ICAB signed with the Brazilian ANAC a concession agreement which grants the construction, operation and maintenance of the airport of Brasilia for a period of 25 years from 2012. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations assumed by ICAB as Concessionaire

Under the terms of the Concession Agreements, ICAB is responsible for several functions in connection with the airports, among others; provide adequate services to passengers and users of the airports, provide proper services, presenting the Brazilian ANAC with an Infrastructure Management Plan and Services Quality plan every five years making any necessary investments to expand airport operations to sustain the required service levels. During the next five years, ICAB expects to incur additional mandatory investments in the amount of USD 9.4 million with respect to the Brasilia Airport.

The Brazilian Concession Agreement will be deemed terminated prior to the scheduled termination date upon any of the following events;

-	the expropriation of the concession by the Brazilian ANAC for reasons of public interest;
-	forfeiture declaration by the Brazilian ANAC as a result of the breach of material contractual obligations by ICAB pursuant to Article 38 of the Brazilian Concessions Law;
-	termination by a judicial order resulting from an action filed by ICAB based upon the breach of the Brazilian ANAC obligations;
-

the annulment of the Brazilian Concession Agreements by a judicial or administrative order based on the discovery of illegalities or irregularities in the tender documents, in the bid process or in the Brazilian Concession Agreement; or

-	bankruptcy or liquidation of ICAB, as the case may be.

If the Brazilian Concession Agreement is terminated in connection with a forfeiture declaration issued by the Brazilian ANAC, then the amount of the indemnification payment will be limited to the non-amortized amount of assets reverted to the Brazilian Government less the amount of (i) any applicable losses; (ii) fines; and (iii) insurance payments received by ICAB, in each case, in connection with the events and circumstances that resulted in the forfeiture declaration.

Concession fees

Grant payment obligations arising from this concession agreement are described in Note 23.

Guarantees

Under the Brazilian Concession Agreement, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relates to Phase I-B and Phase II events. The current amount of Phase II is R$ 258.3 million (equivalent to USD 53.4 million) in ICAB. The performance bond in ICAB is granted by a guarantee letter of CAAP signed with BMG insurance company, which became in force on December 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

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

Obligations assumed by AIA as Concessionaire

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

During the next five years, AIA expects to incur USD 70 million in capital expenditures in Zvartnots Airport and Shirak Airport in accordance with the master plan to be approved by the Armenian Government as presented by AIA’s management. Some of these investments are conditioned upon reaching certain passenger level thresholds.

The Armenian Concession Agreement may be terminated prior to the scheduled termination date upon the occurrence of any of the following events:

-concession manager’s breach of certain obligations;

-bankruptcy of the concession manager;

-administrative discretionary act;

-the Armenian Government’s breach of any of its obligations; and

-force majeure events.

Italian Concession Agreement

TA has the concession of the airports of Pisa and Florence.

The concession for Pisa Airport (“Pisa Concession”) was approved on December 7, 2006, with the Inter-Ministerial Decree issued by the Ministry of Transportation, the Ministry of the Economy and the Ministry of Defense. The Concession Agreement initially expired on December 7, 2046.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italian Concession Agreement (Cont.)

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

Pursuant the terms of the Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC (Italian regulatory authority) to determine airport tariffs, and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective Concession.

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

On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement and on February 14, 2020, TA was notified by the Council of State the need to undertake a new environmental procedure regarding the master plan. In the meantime, the legal framework was changing by the Italian Government and the public debate procedure was introduced as mandatory in case of new runway and new passenger Terminal. Therefore, during 2022 a project review of the master plan was performed and a new master plan 2035 was defined. On October 2022, TA started the public debate process. Once finished (in 2024), the master plan 2035 will be subjected to the environmental impact and strategic assessment procedure at the Environmental Ministry.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italian Concession Agreement (Cont.)

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

Concession fee payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual concession fee payments. The value of the minimum concession fee is adjusted on an annual basis according to inflation.

Guarantees

Suretyships provided to third parties on behalf of TA (EUR 10.4 million as of December 31, 2023 and EUR 10.6 million as of December 31, 2022, equivalent to USD 11.5 million and USD 11.3 million respectively) mainly refer to performance bonds with ENAC as beneficiary, in order to guarantee full and exact fulfillment of the obligations of the concessionaire under the concession agreements; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Insurance

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). TA has taken out insurance policy for an amount of about EUR 868 million covering property damages, business interruptions and airport liabilities.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italian Concession Agreement (Cont.)

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

The consideration for the transaction amounts to EUR 4.5 million, payable in five annual installments until December 31, 2025. In addition, the agreement between the parties envisages a call option exercisable by TA during the period between January 1, 2024 and July 1, 2024, to acquire a further 19% stake in TAC for a pre-set consideration of EUR 2.2 million. The transaction does not entail any assumption of debt or assignment of receivables.

Net identifiable assets arising from the acquisition amounted to EUR 1 million, including cash and cash equivalents for a total amount of EUR 8 thousands (approximately USD 10). TA has elected to recognize non-controlling interests in the acquired entity at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets at the time of the acquisition.

The fair value of the consideration reflects the net present value of the consideration to be paid in installments for the purchase. Goodwill for an amount of EUR 3.7 million (approximately USD 4.5 million) was recognized. This goodwill is not tax deductible.

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota - Engil, Engenharia e Construção África S.A., and Mota - Engil Nigeria Limited (the “Consortium”), of which the Company holds a 51% stake, has been declared by the Federal Government of Nigeria as preferred bidder for the Abuja and Kano airports and cargo terminals concessions. A preferred bidder’s bank guarantee has been issued for USD 1.8 and USD 0.4 million related to the Abuja and Kano airports respectively, expiring on May 22, 2024. These guarantees have been counter guaranteed by CAAP for 51% of the total amount. The Consortium, the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria are currently revising and negotiating the final terms and conditions of the concession agreements.

In May 2023, the structure under the Consortium was created in Nigeria, with Corporacion Africa Airports Nigeria Limited as a holding company and Kano Airport Concession Company Limited and Abuja Airport Concession Company Limited as operating companies related to the Kano and Abuja airports and cargo terminal concessions respectively. As of December 31, 2023, CAAP holds indirectly a 51% of ownership of Corporacion Africa Airports Nigeria Limited, which is in turn 100% owner of Kano Airport Concession Company Limited and Abuja Airport Concession Company Limited. The companies remain without operation until the concession agreements are executed.

Other commitments

As of December 31, 2023, TAC holds guarantees related to construction works for an amount of EUR 0.9 million (approximately USD 1.0 million).

As of December 31, 2023, CAAP guarantees an energy supply contract signed by ICASGA, covering the purchase of electric power for R$ 0.9 million (equivalent to approximately USD 186) and an energy supply contract signed by ICAB covering the purchase of electric power for R$ 1.8 million (equivalent to approximately USD 372).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2023, 2022 and 2021, equity as defined under Luxembourg laws and regulations (“Lux GAAP”) consisted of:

	At December 31,
	2023	2022	2021
Share capital	163,223	163,223	163,223
Share premium	183,430	183,430	183,430
Reserve for own shares	4,322	4,600	4,772
Legal reserve	3,676	1,081	1,081
Free distributable reserves	378,910	378,910	378,910
Non-distributable reserves	1,353,706	1,353,428	1,353,255
Retained earnings	37,890	(34,372)	(86,279)
Total equity in accordance with Luxembourg law	2,125,157	2,050,300	1,998,392

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At December 31,
	2023	2022
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	4,200	4,174
Trade receivables with other related parties	962	2,310
Other receivables with associates	58	445
Other receivables with other related parties	9,257	9,695
Other financial assets with associates	3,108	2,954
Other financial assets with other related parties(*)	28,327	—
Trade payables to associates	(2,765)	(2,714)
Trade payables to other related parties	(2,501)	(3,039)
	40,646	13,825
(b) Other liabilities
Other liabilities to associates(**)	(15,539)	—
Other liabilities to other related parties	(2,425)	(2,503)
	(17,964)	(2,503)
(c) Other balances
Cash at banks in other related parties	23,249	4,652
	23,249	4,652

(*) Mainly includes loans and time deposits to other related parties amounting to USD 14.8 and USD 10.1 respectively. The loan accrues interests at a fixed annual rate of 4.5%, maturing in June 2024, while the time deposits accrues interests at a fixed annual rate of 4.0%, maturing in July 2024.

(**) Includes deferred income from associates.

	For the year ended December 31,
	2023	2022	2021
Transactions
Aeronautical/Commercial revenue	14,267	9,957	6,263
Fees	(10,300)	(7,266)	(6,795)
Interest accruals	660	1,240	695
Acquisition of goods and services	(22,955)	(22,278)	(10,743)
Others	(4,198)	(4,367)	(4,201)

The Group leases buildings to other related parties, which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 6,973 as of December 31, 2023 (USD  2,201 as of December 31, 2022). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 5,433 (USD 6,122 as of December 31, 2022).

Remuneration accrued related to the Group’s key staff amounted to approximately 1.9% of total remunerations at December 31, 2023, 2.2% accrued at December 31, 2022 and 2.7% accrued at December 31, 2021.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Business combinations, other acquisitions and investments

In December 2023, after a series of purchase and sale operations, CAAP became holder of 49% of the share capital of Navinten S.A. (“Navinten”), a non-listed company based in Uruguay that operates duty-free shops at Uruguayan airports. The acquisition increases the Group’s market share in the commercial business linked to the airports of said country.

The consideration for the transaction amounts to USD 3.4 million payable through a promissory note issued by CAAP and the fair value of the net assets acquired amounted to USD 4.1 million, resulting in a net gain shown in Share of income/ (loss) in associates in the Consolidated Statement of Income of USD 0.7 million. The result in associates that related to Navinten is USD 7.3 million and is included also in Share of income/ (loss) in associates (Note 15).

Subject to meeting certain performance metrics between 2024 and 2027, CAAP has the right to receive a single-lump sum of USD 5.5 million, adjustable and payable according to certain parameters. This earn-out, if applicable, shall be payable within the first three months of calendar year 2028.

In addition, a call option agreement was signed, which gives CAAP the exclusive and irrevocable right, but not obligation, to purchase the remaining 51% of Navinten’s share capital. The purchase option may be exercised from November 20, 2027 to November 20, 2038 at a purchase price equal to 51% of the difference between Navinten’s current assets and current liabilities on the date of exercise of the option.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Cash flow disclosures

	At December 31,
	2023	2022	2021
Changes in working capital
Other receivables and credits	(32,429)	(55,064)	(4,503)
Inventories	(1,551)	(3,566)	(2,767)
Other liabilities	(19,323)	989	(4,985)
	(53,303)	(57,641)	(12,255)

The most significant non-cash transactions are detailed below:

	For the year ended December 31,
	2023	2022	2021
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(1,180)	(111)	(13)
Property, plant and equipment with an increase in Other liabilities	(124)	—	—
Right-of-use asset initial recognition with an increase in Lease liabilities (Note 14)	(5,217)	(465)	(2,407)
Concession fees paid with credit of financial re-equilibrium (Note 23)	(22,946)	(15,434)	(25,473)
Constitution/of Interest Payment Account	—	—	29,960
Other taxes paid with financial re-equilibrium	—	—	(2,438)
Compensation of trade receivables	—	27,844	—
Application of credits compensated with concession fees	(19,156)	(24,126)	—
Application of credits compensated with other liabilities	—	(3,717)	—
Income tax paid with tax certificates	(2,339)	(971)	—
Purchase of Navinten shares (Note 28)	(3,384)	—	—
Sale of Navinten shares (Note 28)	3,384	—	—
ICASGA’s compensation received through a guarantee deposit (Note 17)	(41,262)	—	—
Release of concession fee payable due to ICAGSA’s re-bidding process (Note 23)	(74,640)	—	—
Compensation of ICASGA’s re-equilibriums	5,309	—	—
Compensation of ICASGA’s monthly contribution	(3,767)	—	—
ICASGA’s compensation to be collected (Note 17)	(66,612)	—	—

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Cash flow disclosures (Cont).

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial
	borrowings	Notes	Bank overdrafts	Total
Values at the beginning of the year	478,904	986,533	—	1,465,437
Proceeds from borrowings	81,900	1,682	4,264	87,846
Loans and interest paid	(202,341)	(78,455)	(3,470)	(284,266)
Debt renegotiation expenses	—	(110)	—	(110)
Effects of exchange rate changes and inflation adjustment	11,219	(20,452)	(2,141)	(11,374)
Other non-cash movements *	22,557	51,739	1,408	75,704
Balances as of December 31, 2023	392,239	940,937	61	1,333,237

	Bank and financial
	borrowings	Notes	Banks overdrafts	Total
Values at the beginning of the year	612,269	827,334	—	1,439,603
Proceeds from borrowings	143,388	210,762	17,801	371,951
Loans and interest paid	(321,435)	(101,757)	(16,970)	(440,162)
Debt renegotiation expenses	(1,282)	(729)	—	(2,011)
Effects of exchange rate changes and inflation adjustment	(7,518)	(10,504)	(1,015)	(19,037)
Other non-cash movements *	53,482	61,427	184	115,093
Balances as of December 31, 2022	478,904	986,533	—	1,465,437

	Bank and financial
	borrowings	Notes	Banks overdrafts	Total
Values at the beginning of the year	664,337	680,480	—	1,344,817
Proceeds from borrowings	185,465	181,079	—	366,544
Loans and interest paid	(258,615)	(94,332)	—	(352,947)
Debt renegotiation expenses	(2,204)	(18,235)	—	(20,439)
Effects of exchange rate changes and inflation adjustment	(38,450)	(4,592)	—	(43,042)
Other non-cash movements *	61,736	82,934	—	144,670
Balances as of December 31, 2021	612,269	827,334	—	1,439,603

* This line mainly includes interest accrued.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

30       Share-based payments

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

The operation of the plan is supervised by the Compensation Committee of the Board of Directors.

The Committee will determine, in its sole discretion, whether shares will be issued and allocated or rights will be granted to executives and key employees.

Shares earmarked for the plan are held in treasury until they are allocated to executives and key employees in accordance with the Management Compensation Plan by the Compensation Committee.

Under the plan, executives and key employees are granted shares which only vest if certain performance standards are met and are recognized as part of employee benefit costs in the period the shares are granted, being recorded in Salaries and social security contributions or Services and fees and as an increase in Other reserves in equity as services provided were received as consideration for the Company’s own equity instruments.

The value of shares granted is recognized on the grant date (grant date fair value) based on the closing share price at which the Company’s shares are traded on the NYSE.

As detailed in Note 25.a, as of December 31, 2023, certain awards in shares were approved under the terms of the Management share compensation plan and most of those shares have been already allocated to eligible employees.

Set out below are summaries of shares granted under the plan for the years ended December 31, 2023 and 2022:

	Average		Average
	price per share	2023	price per share	2022
As at January 1,	5.62	169,185	5.76	125,000
Granted during the year	9.48	113,848	5.57	146,115
Forfeited during the year	—	—	(5.80)	(12,500)
Exercised during the year	(6.55)	(144,892)	(5.70)	(89,430)
As at December 31,	7.83	138,141	5.62	169,185

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

30       Share-based payments (Cont.)

Management share compensation plan (Cont.)

Additionally, below are summaries the amounts in U.S. dollars of shares granted and accrued under each plan for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
Assignment date	Granted	Accrued	Granted	Accrued	Granted	Accrued
December 2021 (*)	—	96	—	252	1,440	1,020
April 2022	—	150	500	317	—	—
December 2022	—	184	314	98	—	—
April 2023	739	474	—	—	—	—
November 2023	340	151	—	—	—	—
As at December 31,	1,079	1,055	814	667	1,440	1,020

(*) Includes shares forfeited during 2022 for USD 72.

31       Discontinued operations

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

32       Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Group by the weighted average number of shares outstanding each year.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total:

	At December 31,
	2023	2022	2021
Income / (loss) attributable to equity holders of the Group	239,506	168,166	(117,755)
Weighted average number of shares (thousands) (Note 32. c)	160,891	160,755	160,500
Basic earnings per share of the year	1.49	1.05	(0.73)

	At December 31,
	2023	2022	2021
From continuing operations attributable to the ordinary equity holders of the Group	1.49	1.05	(0.60)
From discontinued operations	—	—	(0.13)
Total basic earnings per share attributable to the ordinary equity holders of the Group	1.49	1.05	(0.73)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

32       Earnings per share (Cont.)

b) Diluted earnings per share

Diluted earnings per share is calculated by dividing the profit or loss attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during each year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following tables shows the net income and the number of shares that have been used for the calculation of the diluted earnings per share total:

	At December 31,
	2023	2022	2021
Income / (loss) attributable to equity holders of the Group	239,506	168,166	(117,755)
Weighted average number of shares and potential ordinary shares (thousands) (Note 32.c)	161,058	160,795	160,500
Diluted earnings per share of the year	1.49	1.05	(0.73)

	At December 31,
	2023	2022	2021
From continuing operations attributable to the ordinary equity holders of the Group	1.49	1.05	(0.60)
From discontinued operations	—	—	(0.13)
Total diluted earnings per share attributable to the ordinary equity holders of the Group	1.49	1.05	(0.73)

c) Weighted average number of shares used as the denominator

	At December 31,
	2023	2022	2021
Weighted average number of shares outstanding	163,223	163,223	163,223
Weighted average number of treasury shares	(2,332)	(2,468)	(2,723)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	160,891	160,755	160,500
Adjustments for calculation of diluted earnings per share:
Equity settled share based payment (1)	167	40	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	161,058	160,795	160,500

(1) Rights to equity settled share based payment granted to executives and key employees in accordance with the Management Compensation Plan by the Compensation Committee (Note 30) are included in the calculation of diluted earnings per share, assuming all outstanding rights will vest. The rights are not included in the determination of basic earnings per share.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

33        Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. According to the information provided by the Company’s subsidiaries, as a result of the financing conditions their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances are restricted as of December 31, 2023 and 2022.

Even though the Company currently does not require any dividends, loans or advances from its subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development or merely to declare and pay dividends or distributions to the Company’s shareholders.

The Company performed a test on the restricted net assets of its consolidated subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose its condensed financial information for the parent Company only. See Note 35.

34       Subsequent events

Compensation from the Re-bidding process of the Natal Airport

On January 5, 2024, the outstanding compensation that amounted to R$ 323.4 million (equivalent to USD 66.8 million) was collected by ACIB.

Additionally, on January 15, 2024, the outstanding financial debt owing to BNDES for a total amount of R$ 75.9 million (equivalent to USD 15.7 million) was prepaid, after which the related guarantees were released.

AA2000 - Indebtedness

In January and February 2024, AA2000 subscribed for USD 1.1 million and USD 0.6 million of Series 1 and Series 2 BOPREAL’s notes respectively.

As of the date of issuance of these Consolidated Financial Statements AA2000 has sold the Series 1 notes applying the proceeds to the payment of import debts.

Additionally, in March 2024, AA2000 repurchased dollar-linked Class 6, Class 9 and Class 10 Notes for USD 4.7 million, USD 1.6 million and USD 4.5 million respectively.

There are no other subsequent events that could significantly affect the Company’s financial position as of December 31, 2023.

35       Condensed Financial Information of the Company

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

35       Condensed Financial Information of the Company (Cont.)

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

As of December 31, 2023, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those that have been separately disclosed in the Consolidated Financial Statements, mainly included in Note 22 and 26.b.

CONDENSED STATEMENT OF INCOME

	For the year ended	For the year ended	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Continuing operations
Selling, general and administrative expenses	(7,728)	(7,342)	(5,697)
Other operating income	2,972	6	—
Other operating expense	(1)	(5)	—
Operating loss	(4,757)	(7,341)	(5,697)
Share of income / (loss) in subsidiaries and associates	247,585	182,050	(88,022)
Income / (loss) before financial results and income tax	242,828	174,709	(93,719)
Financial income	1,905	1,874	53
Financial loss	(586)	(429)	(431)
Income / (loss) before income tax from continuing operations	244,147	176,154	(94,097)
Income tax	(4,629)	(1,307)	(1,028)
Income / (loss) for the year from continuing operations	239,518	174,847	(95,125)
Loss from discontinued operations	—	—	(21,196)
Income / (loss) for the year	239,518	174,847	(116,321)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
	December	December	December
	31, 2023	31, 2022	31, 2021
Income / (loss) for the year	239,518	174,847	(116,321)

Items that may be reclassified to profit or loss:
Share of other comprehensive (loss) / income from subsidiaries and associates from continuing operations	(231,688)	70,849	94,703
Other comprehensive (loss) / income for the year, net of income tax from continuing operations	(231,688)	70,849	94,703
Currency translation adjustment from discontinued operations	—	—	920
Other comprehensive income / (loss) of discontinued operations for the year, net of income tax	—	—	920
Total comprehensive income / (loss) for the year	7,830	245,696	(20,698)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

35       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF FINANCIAL POSITION

	At December	At December
	31, 2023	31, 2022

ASSETS
Non-current assets
Property, plant and equipment, net	12	15
Right-of-use asset	270	56
Investments in subsidiaries	746,199	738,851
Investments in associates	10,264	—
Other financial assets at amortized cost	3,920	—
Current assets
Other financial assets at fair value through profit or loss	2,200	—
Other financial assets at amortized cost	31	—
Other receivables	202	133
Cash and cash equivalents	1,325	1,220
Total assets	764,423	740,275

EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,322)	(4,600)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(482,852)	(251,145)
Legal reserves	3,676	1,081
Other reserves	(1,343,094)	(1,343,219)
Retained earnings	467,981	230,387
Equity	724,980	716,095

LIABILITIES
Non-current liabilities
Deferred tax liabilities	3,648	1,230
Lease liabilities	229	17
Current liabilities
Borrowings	33,413	20,354
Other liabilities	1,773	2,024
Lease liabilities	49	36
Trade payables	331	519
Total liabilities	39,443	24,180
Total equity and liabilities	764,423	740,275

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2023 and 2022 and for the
years ended on December 31, 2023, 2022 and 2021

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

35       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
Cash flows from operating activities	December 31, 2023	December 31, 2022	December 31, 2021
Income / (loss) for the year from continuing operations	239,518	174,847	(95,125)
Adjustments for:
Amortization and depreciation	40	57	50
Deferred income tax	2,418	202	1,028
Income tax accrued	2,211	1,105	—
Share of income / (loss) in subsidiaries and associates	(247,585)	(182,050)	88,022
Interest expense	559	426	426
Net foreign exchange	(471)	(1,874)	(51)
Other financial results, net	8	3	4
Share base compensation	420	317	—
Financial results, net	(153)	—	—
Changes in working capital	(2,919)	760	721
Net cash used in operating activities	(5,954)	(6,207)	(4,925)
Net cash used in discontinued activities	—	—	—
Cash contribution in subsidiaries and associates	(58,987)	(36,417)	(4,544)
Disposals of other financial assets	760	—	—
Dividends and refund of cash contributions from subsidiaries	64,344	57,000	11,494
Net cash provided by investing activities	6,117	20,583	6,950
Net cash used in discontinued investing activities	—	(14,700)	(2,495)
Principal elements of lease payments	(44)	(53)	(51)
Net cash (used in) by financing activities	(44)	(53)	(51)
Net cash used in discontinued operations from financing activities	—	—	—

Increase in cash and cash equivalents	119	14,323	1,974
Decrease in cash and cash equivalents from discontinued operations	—	(14,700)	(2,495)

Cash and cash equivalents
At the beginning of the year	1,220	1,614	2,166
Effect of exchange rate changes in cash and cash equivalents	(14)	(17)	(31)
Increase / (decrease) in cash and cash equivalents	119	(377)	(521)
At the end of the year	1,325	1,220	1,614