Form 20-F
period 2024-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2025-03-27
CIK 1717393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

Commission File Number 001-38354

CORPORACIÓN AMÉRICA AIRPORTS S.A.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)

Jorge Arruda Filho, Chief Financial Officer Tel: +35226258274 128, Boulevard de la Pétrusse, L-2330, Luxembourg, Grand Duchy of Luxembourg
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, U.S.$1.00 nominal value per share	CAAP	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

163,222,707 Common Shares, as of December 31, 2024

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2024 and 2023 and for our fiscal years ended December 31, 2024, 2023 and 2022 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”). We have applied all IFRS effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (“PwC”), a member firm of the PricewaterhouseCoopers global network, and an independent registered public accounting firm, whose report dated March 19, 2025, is also included in this annual report.

Our Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Our Segments

As of and for the fiscal year ended December 31, 2024, we have identified six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia. See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

“Adjusted Segment EBITDA” is defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. Adjusted Segment EBITDA excludes certain items that are not considered part of our core operating results. Our management also reviews a metric of performance, denominated “Adjusted Segment EBITDA excluding Construction Services,” which only differs with the Adjusted Segment EBITDA measure by excluding the Construction Services margin (construction services revenue and construction services cost). We have included the reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income for all the periods presented. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

Although Adjusted EBITDA, and consequently, Adjusted EBITDA excluding Construction Services, are commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, “Segment Information,” these are treated as IFRS measures in the manner in which we use them. We use Adjusted EBITDA and Adjusted EBITDA excluding Construction Services for purposes of making decisions about allocating resources to our segments and to internally evaluate their financial performance because we believe they reflect current core operating performance and provide an indicator of the segment’s ability to generate cash.

Non-IFRS Information

Adjusted EBITDA and Adjusted EBITDA excluding Construction Services

“Adjusted EBITDA” is a non-IFRS financial measure defined as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization. “Adjusted EBITDA excluding Construction Services” only differs with the previously mentioned measure by excluding Construction Services margin.

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

We have included the reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income for all the periods presented. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

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

A. [Reserved]

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

Risks Related to Our Business and Industry

●	Our concessions may be terminated under various circumstances, some of which are beyond our control.
●	We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.
●	Changes in government policies, legal frameworks, or concession terms could also affect our operating rights, potentially leading to financial and operational disruptions.

●	Our revenue is highly reliant on air traffic levels, which in turn are influenced by economic and political conditions in the countries where we operate our airports.
●	Outbreaks of diseases and public health crises, have historically led to significant declines in passenger traffic levels and air traffic demand. Future pandemics, epidemics, or other global health emergencies could similarly have a material adverse impact in our results of operations, passenger traffic, financial results, and cash flows.
●	Geopolitical uncertainties and increasing trade protectionism, such as the escalation of international conflicts, trade wars, or economic sanctions, may negatively impact global economic conditions, affecting air travel demand and airport operations. These factors could reduce international air travel volumes, disrupt airline operations, and have a material adverse effect on our business, results of operations and financial condition.
●	We rely on information and communication technologies to support airport operations, passenger processing and security systems. Our systems and infrastructures face certain risks, including cybersecurity risks.

Risks Related to Argentina and the AA2000 Concession Agreement

●	The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement.
●	Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.
●	The Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.
●	If ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

●	Italy. The approval process for the Florence Airport Master Plan requires authorization from both local and national authorities. Any further delay could adversely affect our ability to increase revenues and profits derived from the operation of such airport.
●	Uruguay. Our Uruguayan airport operations, particularly at Punta del Este Airport, are heavily dependent on air traffic from Argentina and Brazil. A deterioration in the economic conditions of our neighboring markets, particularly Argentina, could have a material impact on our business and operating results.
●	Armenia. The ongoing war between Russia and Ukraine has and will likely continue to disrupt air travel routes and passenger flows, which could negatively affect our operational performance and results of operations.

Risks Related to Our Common Shares

●	We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which could dilute shareholder value and cause the price of our common shares to decline.
●	A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, regardless of our operational performance.

Risks Related to Our Business and Industry

Our concessions may be terminated under various circumstances, some of which are beyond our control.

Our business consists of acquiring, developing and operating airport concessions. These concessions are granted by governmental authorities for a limited period of time and subject to several conditions and obligations.

Our airport concessions may be terminated under various circumstances, many of which are beyond our control. Our concession agreements may be terminated at any time by the relevant governments or agencies. Termination can occur at any time for public interest reasons or due to our material and repeated breaches of the concession terms. The termination of one or more of our concessions could have a material adverse effect on our business, financial condition, and results of operations.

If an applicable governmental authority terminates any of our concessions, for public interest reasons or without cause, we may be entitled to seek claims for compensation from such terminating governmental authority. Although termination payments vary by concession, they usually include a claim for indemnification equal to the value of our non-amortized investments relating to operating the airports and rendering the services agreed under the concession agreements plus loss of profits. Collecting on such claims may be challenging and time-consuming, and the returns may not meet expectations, potentially harming our business, financial condition, and results of operations.

In the AA2000 Concession Agreement, our largest concession operations, the Argentine Government has the right to buy out the concession agreement upon prior notification to us and indemnify us for certain incurred investments. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.”

We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.

We may be subject to monetary penalties or face early termination of our concession agreements if we fail to comply with their terms. Some violations may provide for cure periods or other remedial actions, while substantial and repeated violations, can result in the immediate termination. Difficulties meeting our obligations under our concession agreements and the relevant governmental authorities may result in sanctions on us. For a description of the consequences that may result from the violation of various terms of our concessions, or local laws and regulations related to such concessions, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework.” Monetary penalties could negatively affect our results of operations.

In addition, under all our concession agreements, we are required to establish and comply with an investment plan for the airports covered under such concession agreements. Failure to fulfill our investment commitments on a timely basis or obtain necessary financing to complete the projects, could lead to a breach of the relevant concession agreement, potentially resulting in monetary fines or the early termination of our concession agreements.

Changes in government policies, legal frameworks, or concession terms could also affect our operating rights, potentially leading to financial and operational disruptions.

Our business operations rely on concessions, licenses, and regulatory approvals granted by governmental authorities. Any changes in government policies, legal frameworks, or the terms and conditions of our concessions could negatively impact our ability to operate and expand our business. These changes may include modifications to concession agreements, stricter regulatory requirements, increased fees or taxes, or even early termination of operating rights.

If any of these changes occur, we may face delays, additional costs, or legal challenges that could adversely affect our financial performance. Moreover, uncertainty regarding future regulatory actions could impact our long-term investment decisions and business strategy. Failure to adapt to such regulatory changes could result in operational disruptions, decreased revenues, or financial losses.

Our revenue and profitability may be affected if we fail to win new concession agreements, acquire companies with existing concession agreements, or otherwise improve or expand our current operations.

Our growth strategy relies on identifying and winning new concession agreements, acquiring companies with existing concession agreements, or improving and expanding our current operations. Our future growth may also depend on new (greenfield) development projects, which may require significant time and upfront financial commitments for construction and development. While we anticipate having opportunities to bid for concession agreements or purchase existing concessionaires in the future, we cannot predict the frequency or accuracy of such opportunities. We may not be able to successfully expand, as we may not correctly analyze the suitability of airport locations, anticipate all the challenges imposed by expanding our operations or succeed in executing our growth plan efficiently. We also may fail to expand within budget, on a timely basis or expand at all. In addition, to win a particular concession contract, we may be required to make investments or incur other expenses that would render such concession less economically attractive.

Our growth strategy and the substantial investment associated with the acquisition of each new concession agreements or expansion of existing concessions may cause our operating results to fluctuate and be unpredictable.

Outbreaks of diseases and public health crises, have historically led to significant declines in passenger traffic levels and air traffic demand. Future pandemics, epidemics, or other global health emergencies could similarly have a material adverse impact on our results of operations, passenger traffic, financial results, and cash flows.

Outbreaks of existing or future diseases as well as any other public health crises, and governmental responses to such events, could provoke responses that negatively affect passenger air traffic. Future health crises, whether form new strains of the COVID-19 virus, as well as, future or public health crises similar events to the past outbreaks, of the Severe Acute Respiratory Syndrome (known as SARS) between 2002 and 2003, the outbreak of the A/H1N1 virus in 2009, the Ebola outbreak in 2014 and 2015 and the outbreak of the Zika virus in 2018 and 2019, could have a negative impact on our business and our revenue. Since our revenue heavily depends on passenger traffic levels, any health epidemic could lead to decreased passengers numbers and increased industry costs, materially affecting our revenues and operational results.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments in the global economy.

Our business relies on the economic health of the global economy. If the conditions of the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine or the Israel and Hamas conflict, terrorism or other geopolitical events, our business, our operating results and our financial condition may be materially adversely affected.

Following the COVID-19 pandemic, the United States and global markets experienced material increase in the level of inflation. Increases in inflation rates raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact on our financial condition. Elevated inflation rates have caused, and may cause in the future, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. Inadequate response to these risks could have a material adverse impact on our financial condition, results of operations and cash flows.

There can be no assurance that credit and financial market instability and a deterioration in confidence in global economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and complicate our ability to obtain necessary debt or equity financing, making it more expensive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may also be adversely affected by these risks, impacting our ability to achieve our operating goals on schedule and on budget.

Geopolitical uncertainties and increasing trade protectionism, such as the escalation of international conflicts, trade wars, or economic sanctions, may negatively impact global economic conditions, affecting air travel demand and airport operations. These factors could reduce international air travel volumes, disrupt airline operations, and have a material adverse effect on our business, results of operations and financial condition.

The ongoing Russia’s war against neighboring Ukraine has disrupted international travel from and to Russia and Ukraine and other destinations. As a response to the flight bans imposed by Western countries and the European Union, Russia has closed its airspace to for carriers form these regions. Additionally, airlines are avoiding routes over the conflict zone, disrupting global supply chains (including the supply of aircraft components), and adversely affecting air travel accessibility.

Furthermore, in response to Russia’s invasion of Ukraine, the European Union, the U.K. and the U.S. introduced extensive sanctions on Russia and Belarus, including targeted, restriction on individuals and entities, export controls, restrictions on economic relations, trade and financial transactions. These sanctions have had, and are expected to continue to have, a significantly disruptive effect on global markets, including oil and gas sectors. Such geopolitical events may lead to further instability across Europe and worldwide.

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

Global markets and supply chains have been further disrupted by the ongoing conflict following the Hamas attack on October 7, 2023. Hamas, designated as a terrorist organization by the U.S., launched coordinated attacks from the Gaza Strip into Israel. On October 8, 2023, Israel formally declared war on Hamas. Hostilities could escalate and involve neighboring countries in the Middle East. To date, we have not experienced any material disruptions and interruptions in our infrastructure, supplies, technology systems, or networks needed to support our operations as a result of the conflict between Israel and Hamas, but cannot discard the possibility of future disruptions and interruptions as a result of this conflict.

We cannot predict the progress, outcome or consequences of the conflicts in Ukraine, or Israel, or their impacts in Ukraine, Russia, Belarus, Europe, the U.S., or the Middle East. The duration and effects of military conflicts is highly unpredictable and could lead to significant market and other disruptions, including significant volatility in commodity prices, fluctuations in energy resources supply, instability in financial markets, supply chain disruptions, political and social instability, trade disputes or, changes in consumer or purchaser preferences, as well as an increase in cyberattacks and espionage. These geopolitical tensions have contributed to raising fuel price increases, and may continue to affect, our profitability. Sanctions, trade disputes, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect on passenger traffic on our airports influencing our services, costs and suppliers and, consequently, on our business and financial results.

We could be subject to acts of terrorism or war, which could have a negative impact on air travel and result in increased security requirements.

Our airports operate under a stringent and complex security regime, mandated by governmental authorities, which may impose additional security measures from time to time. The consequences of the ongoing Russian and Ukraine war, the Israel and Hamas conflict as well as any future terrorist action, threats or wars may include the cancellation or delay of flights, reduced airline operations and passengers, liability for damage or loss and the costs of repairing damage.

If as a consequence of conflict or terrorist attack one of the airports we operate is affected, it may need to be partially or fully closed, for victims assistance, investigation or reconstruction of damaged areas; this could lead o to a decrease in revenue and increase in costs for the reconstruction of the affected areas (to the extent these are not covered by insurance policies).

Moreover, if an accident, act of terrorism or threat impacts the safety standard perception among customers, even if not occurs specifically at our airports, there could be a decrease of user´s perception of safety, and, consequently, there could be a reduction in passenger air traffic for an indefinite period of time, which could adversely affect our business, financial condition, and results of operations.

Furthermore, the implementation of additional security measures at our airports in the future could lead to additional limitations on airport capacity or retail space, increase overcrowding, raise in operating costs and cause delays in passenger movement through the airport, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our business may also be affected by the outbreak of wars or armed conflicts in any region of the world, including, for example, the Russian and Ukraine war, and the Israel and Hamas conflict. Among other things, wars or armed conflicts can lead to increased prices of fuel, supplies, and interest rates for aircraft leases, which could, in turn, result in higher airline ticket prices and a decline in demand for air transportation in general. Additionally, armed conflicts could result in increased security measures, thereby increasing security costs.

We rely on information and communication technologies to support airport operations, passenger processing and security systems. Our systems and infrastructures face certain risks, including cybersecurity risks.

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

Attempts to gain unauthorized access to our information technology systems have become more sophisticated over time. The risk of cybercrime has been increasing, especially as infiltrating technology continues to become increasingly sophisticated. We and certain of our service providers may from time to time be subject to cyberattacks and security incidents. While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our and our critical third parties’ operations, it could result in material disruptions to our programs, our operations, and ultimately, our financial results. In particular, if we are unable to contain or minimize the effects of a significant cyberattack, such attack could materially affect the number of passengers at our airports, cause the loss or exposure of information, damage our reputation and lead to regulatory penalties and financial losses. Any security compromise affecting us, our service providers, strategic partners, other contractors, consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or systems, or inappropriate disclosure of confidential or proprietary or personal information, we could incur liability, including litigation exposure, penalties and fines, we could become the subject of regulatory action or investigation, our competitive position could be harmed and the further development and commercialization of our products and services could be delayed. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our business.

In order to face these issues, we created a global information security department which reports to the Executive Committee. We also hired a global information security manager and reinforced the global information security department with multicultural security specialists in different locations. This area was recently reorganized to incorporate an Identity and Access Manager, to increase the protection and focus over users account and IT infrastructure access management. The global and local Information Security departments are focused on cybersecurity risks, contingency procedures, security governance, access and identity management, infrastructure protection and monitoring, researching and deploying of new technology to improve protection of information and communication systems.

A global security monitoring service (SMS) including an incident response and threat intelligence service is globally activated. This service allows us to respond more quickly and efficiently to any potential security breach. On the other hand, we are implementing and strengthening security measures to maintain and improve protection of information, increasing endpoint and perimeter protection, vulnerability management processes to improve the global posture of the company in terms of information security. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, result in an increase in costs and a decrease in revenue and damage our public image and our business in general.

The loss or impairment of our relationship with governments and their agencies in the markets in which we operate could adversely affect our business, future revenues, and growth prospects.

Our main assets are concession rights granted by governments in these countries in which we operate. Our business depends largely on our ability to manage relationships with the relevant governments and their agencies. During the concession terms of our concessions, we have ongoing communications with the relevant governments and their agencies regarding, among other things, the terms and conditions of the concession, compliance with the concession agreement, the applicable master plans and works to be performed at the airport works, including works not specifically required by the terms of the relevant concession, and the establishment of tariffs. Our business, prospects, financial condition, or operating results could be materially harmed if we were suspended or debarred from contracting with any such government or government agency or if our reputation or relationship with any such government or agency them is impaired.

Our revenue is highly reliant on air traffic levels, which in turn are influenced by economic and political conditions in the countries where we operate our airports.

Our revenue is closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our aeronautical revenue and indirectly determine our commercial revenue. Passenger, cargo traffic volumes and air traffic movements depend, in part, on many factors beyond our control. These factors include economic conditions, political situations, public health crises (epidemics and pandemics), terrorism, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs), currency exchange rate fluctuations, hyperinflation, geopolitical considerations and changes in regulatory policies applicable to the aviation industry. Any of these risks may result in a reduction of passenger air traffic levels and air traffic movements globally and in the regions in which we operate. A significant decline in passenger and cargo traffic volumes and the number of air traffic movements at our airports could have a material adverse effect on our business, financial condition, and operations results.

We face risks related to our dependence on the revenue from Ezeiza Airport.

For the years ended December 31, 2024, 2023 and 2022, the Ministro Pistarini International Airport (“Ezeiza Airport”) generated U.S.$437 million or 23.7% of our consolidated revenue, U.S.$253.7 million or 18.2% of our consolidated revenue and U.S.$278.1 million or 20.2 % of our consolidated revenue, respectively, for each of such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition, and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue from this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

Fuel prices may fluctuate due to changes in output of petroleum, voluntary or otherwise, by oil producing countries, market forces, potential terrorist attacks, and general international conflicts, such as, the ongoing Russian and Ukraine war, and the Israel and Hamas conflict. In the past, higher fuel costs lead to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to airlines bankruptcy. Although fuel is a widely traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices. Such fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effecting on our revenues and results of operations.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, severe weather conditions or other adverse incidents, could affect our business and results of operations.

A significant extended disruption in service could have a material adverse impact on our business, financial condition, and results of operations. Our operations could be impacted by flight cancellations and airport closures caused by weather and natural disasters. Severe weather conditions, particularly heavy snowfall, hurricanes, tornadoes, volcanic activity, earthquakes, and tsunamis, can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports, which may result in decreased revenues and increased costs. The disaster recovery and business continuity plans we have in place may be inadequate in the event of a major disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adversely affecting our business.

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

Some of our employees are members of labor unions. For example, as of December 31, 2024, approximately 33.2% of our employees in Italy were members of labour unions and in Argentina 63% of our total workforce is represented by labour unions (Asociación de Personal Aeronautico - APA and Union de Personal Civil de la Nación - UPCN), among this group, 82% are union members / affiliates, representing 53% of our workforce. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

The operations of our airports may be adversely affected by actions or inactions of third parties that are beyond our control.

Our airports, depend on various services provided by governments and third parties who render services to passengers and airlines, such as meteorology, air traffic control, security, electricity, and immigration and customs services. In addition, we rely on third-party providers for certain complementary services such as baggage handling, ramp services, fuel services, catering and aircraft maintenance and repair. Although we implement security measures at some of our airports, the actual management or operation of security, is overseen by government agencies or third parties which we do not control. Any adverse situation related to, such services, such as labor strikes ((for example, work strikes derived from the privatization process of Intercargo and Aerolíneas Argentinas –see in this section “—Political events occurring, and political measures taken, in Argentina could affect the country’s economy in general, and the aeronautical sector in particular” and “—The aeronautical policy reforms proposed by the current administration may affect our business and result of operations”) or other similar events, could lead to flight cancellation and reduce passenger traffic at our airports. This may ultimately result in decreased revenues and adversely affect our business, financial condition, or results of operations.

The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.

None of our agreements with aeronautical customers require them to provide service at our airports. If any of our aeronautical customers were to reduce their use of our airports or operations due to reasons such as, merger, bankruptcy, or due to regulatory restrictions or the impact of any disease outbreak, or impacts of the Russia and Ukraine war or the Israel and Hamas conflict, among other factors, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers could no longer operate. Our business, revenue, and ability to recover receivables, could be adversely affected if we are unable to replace the business lost from our main aeronautical customers.

Our main aeronautical customers are Aerolíneas Argentinas Group and LATAM Group. In 2024, LATAM Group and Aerolíneas Argentinas Group accounted for 14.2% and 14.1% of our consolidated aeronautical revenue, respectively. In 2023, Aerolíneas Argentinas Group and LATAM Group accounted for 11.1% and 13.1% of our consolidated aeronautical revenue, respectively. In 2022, Aerolíneas Argentinas Group and LATAM Group accounted for 15.8% and 10.8% of our consolidated aeronautical revenue, respectively.

Consequently, we have a significant concentration of aeronautical customers, which may expose us to a material adverse effect if one or more of our large aeronautical customers were to significantly suspend or interrupt their payments to us for any reason. Furthermore, any delays in payment or non-payment by from a major aeronautical customer could materially and adversely affect the results of our operations.

An aircraft accident or other material factors beyond our control, such as disasters, climate-related catastrophes, among others, may affect the operation of our runways.

Runways may require unscheduled repair, renovation or reconstruction due to natural disasters, climate-related events, aircraft accidents and other factors beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on the passengers numbers at our airports, leading to material adverse effect on our operations and financial results.

Ongoing and proposed construction, renovation or repair work at our airports could have a negative impact on our revenues.

Ongoing construction, renovation and/or repair work at our airports may potentially affect the passenger experience, which may ultimately adversely affect our commercial revenues. Additionally, future construction, renovations, or repairs, could adversely impact our business, financial condition or results of operations.

We are exposed to certain risks in connection with the use of certain spaces by sub concessionaires at our airports.

We are exposed to risks related to the spaces sub concessioned to third parties, such as non-payment of certain fees and lease arrangements by sub concessionaires or a weakening demand for the use of the spaces allocated to sub concessionaires. Many of our sub concessionaires’ locations are situated beyond the security checkpoints at airports, and depend on customers spending a significant amount of time in the terminal. Changes in customers’ travel habits prior to departure, such as an increase use of airline business and first-class lounges, or an increase in the efficiency of ticketing, transportation safety procedures and air traffic control systems could reduce the amount of time that customers spend at such locations, which could materially reduce the revenue they are able to generate and which, in turn, could reduce the amount of fees and rent we can collect from our sub concessionaires. Any material reduction in these payments could adversely affect our business, results of operations and financial condition.

Our insurance policies may not provide sufficient coverage against all liabilities.

We are required to maintain insurance under all our concession agreements, and we seek to ensure all risks for which insurance coverage is available on commercially reasonable terms. However, we cannot guarantee that our insurance policies will cover all our liabilities in the event of an accident, natural disaster, terrorist attack or other incident. The insurance market for airport liability coverage generally, and for airport construction in particular, is limited and a change in the coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. For example, insurance alternatives in Armenia are limited, therefore, we could incur in higher costs in obtaining insurance policies as required under the concession.

Additionally, we do not currently carry business interruption insurance or property insurance against terrorism and related risks for some of our airports. Consequently, any substantial interruption of our business or terrorist attacks could have a material adverse effect in our results of operations and our financial condition.

We are exposed to liability to third parties for injuries or damages.

We are required to ensure public safety and to reduce the risk of accidents at our airports. This includes implementing measures, such as hiring private security services, maintaining our airports’ infrastructure and fire safety in public spaces, and providing emergency medical services. These obligations could expose us to liability to third parties for personal injury or property damage and, to the extent not adequately covered by insurance, could adversely affect our financial condition and results of operations.

Most of our operations are located in emerging markets.

Our existing concessions are mostly in countries with emerging economies. Most of our operations are located in emerging markets, and investing in developing economies which generally involve investment risks. These risks include political, social, and economic events, any of which could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition, and results of operations. These risks and instability are caused by many different factors, including the following:

●	adverse external economic conditions;
●	inconsistent fiscal and monetary policies (including currency devaluation);
●	dependence on external financing;
●	changes in governmental economic and tax policies and regulations;
●	high levels of inflation;
●	fluctuations in currency values;
●	high interest rates;
●	wage increases and price controls;
●	limitation on imports;
●	exchange rates and capital controls;
●	political and social tensions;
●	fluctuations in central bank reserves; and
●	trade barriers.

Emerging markets have historically experienced uneven periods of economic growth, as well as recession, periods of high inflation and economic instability. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition, and results of operations.

Some of the countries in which we operate have experienced, or are currently experiencing, high inflation rates. Governments of these countries often respond with tight monetary policies and high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Additionally, inflation is also likely to increase some of our costs and expenses, which we may not be able to fully transfer to our clients, which could adversely affect our operating margins and operating income in some of the emerging markets in which we operate.

Depreciation or fluctuation of the currencies of the countries where we operate could adversely affect our results of operations and financial condition.

Many of the countries where we operate have experienced volatility in the exchange rate of their currency against the U.S. dollar. Because we present our financial statements in U.S. dollars, this volatility may reduce the revenues we report or increase the expenses we report in any given period. These effects may in turn have an adverse effect on the market performance of our common shares. In addition, with a substantial amount of dollar-denominated indebtedness, exchange rate fluctuation may result in higher debt service costs. Finally, when we receive revenues in a currency different from that in which we pay expenses, in which case currency volatility can affect the profitability of our operations.

We are subject to various environmental laws, regulations and authorizations that affect our operations and may expose us to significant costs, liabilities, obligations, or restrictions.

We, our sub concessionaires and our aeronautical customers must comply with are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. Failure to comply with these environmental requirements, including the terms of our concession agreements, could result in our being subject expose us to litigation, fines, or other sanctions. We could also incur as well as significant capital or other compliance costs relating to such requirements. We could also be held liable for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations. Environmental claims have already been asserted against us, and additional claims may be asserted against us arise in the future. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings—Environmental Proceedings.” We are unable to determine our potential liability under these pending or possible future claims and. We only have environmental insurance coverage for environmental damages at a limited number of our airports.

These environmental requirements, and the enforcement and interpretation thereof, change frequently and have become more stringent over time. Future environmental laws and regulations may impose additional costs in order to bring our airports into, and maintain, compliance. Our costs, liabilities, obligations, and restrictions relating to environmental matters could have a material adverse effect on our business, results of operations and financial condition.

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

Over the past few years, tax administrations around the world have put in place a number of initiatives to facilitate communication and information exchange among each other, have become more rigid in exercising any discretion they may have, and have increased their scrutiny of company tax filings. In this regard, the G20 / OECD Inclusive Framework has been working on addressing a number of tax challenges such as transparency, exchange of information, coherence, and substance, and to this end has proposed numerous tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans. Particularly, in December 2021, the OECD released the Pillar Two Model Rules (the Global Anti-Base Erosion Proposal, or “GloBE” rules) for a new global minimum tax framework introducing a minimum tax regime for multinationals. At the EU level, the European Council formally adopted the directive implementing Pillar Two and Member States were obliged to transpose the directive into national laws before 31 December 2023. The EU has also adopted a number of Directives (namely, the Anti-Tax Avoidance Directives, or ATAD), which seek to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed.

On December 18, 2024, the Brazilian Congress approved bill No. 3,817, which implements Pillar Two rules in the country. Such bill introduced a Qualified Domestic Minimum Top-up Tax (QDMTT) but did not include the Income Inclusion Rules (IIR) or the Undertaxed Payments Rule (UTPR). The Brazilian QDMTT rules are largely aligned with the GloBE Rules and are effective for fiscal years starting on or after January 1, 2025. It remains unclear whether Brazil plans to implement the IIR or UTPR in the future. Additionally, the change in administration in the U.S. as a result of the recent elections may make it more likely that there will be meaningful changes in tax law, including but not limited to the recent signaling of the U.S.’s intention to withdraw from the OECD’s two-pillar agreement and related actions. It is not possible to foresee what impact, if any, such changes may have on us.

In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws that may be interpreted differently by the competent tax authorities and courts. For example, applying the GloBE rules and determining full effect of these laws is very complex and pose a number of practical challenges. As a result, we believe that they could have an adverse effect on us, as the new rules could result in new taxes and/or additional costs for the Company when complying with the new reporting obligations.

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

Our acquisition strategy could involve additional risks that could have an adverse effect on our business, financial condition, and results of operations.

We are actively exploring opportunities to acquire or invest in existing or new concessions that will complement or expand our business. These opportunities may involve government-owned entities and private sector companies. Future acquisitions may result in a dilutive issuance of equity securities, increase of debt levels, reduction of existing cash balances, amortization of expenses related to goodwill and other intangible assets or other charges to operations. Additional leverage could require us to allocate cash flow to meet debt service obligations, thus decreasing the funds available for working capital and general business operations. These factors could have an adverse effect on our business, financial condition, results of operations or prospects.

Future concession or acquisitions could involve various risks, such as lower relative operating margins and potential impairment charges for acquired assets due to their performance. The timing of acquisitions and integration costs and the speed at which the economic benefits of integration are realized, may further impact our results.

Furthermore, future growth may also place additional demands on our personnel and other resources, including an increased level of responsibility for management. Our ability to manage growth effectively will require ongoing improvements in our operational, management and financial systems and controls and to successfully train, and motivate our employees. If our management is unable to manage this properly, our business could be adversely affected.

Our inability to raise additional financing may limit our operations.

We may have limited ability to incur additional financing for some of our concession agreements, which may entail significant implications for investors, among them (i) limiting our ability to meet future investment obligations with respect to the airports we operate under our concession agreements, or other capital expenditures required for their operation; and (ii) limiting our flexibility to take advantage of new business opportunities within the markets we operate or potential new markets. Any of these conditions may ultimately affect our operations and financial results.

Many of our most significant subsidiaries have substantial non-controlling interests owned by third-parties, and any major conflict with minority shareholders may have an adverse effect on our business.

We indirectly own 84.8%, and 50.9% of our principal operating subsidiaries in Argentina and Brazil, respectively, Aeropuertos Argentina 2000 S.A. (“AA2000”) and ICAB. Likewise, we indirectly own 75.0% of Corporación América Italia S.p.A. (“CA Italy”) which holds 62.3% of our key Italian operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). As we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. However, the other shareholders of these entities, including public shareholders, in Italy, may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

We may have conflicts of interest with ACI Airports S.à r.l., our majority shareholder, and we may not be able to resolve such conflicts on terms favorable to us.

We are currently controlled by A.C.I. Airports S.à r.l., a holding company incorporated in Luxembourg (the “Majority Shareholder”). Conflicts of interest may arise between our Majority Shareholder and us in various areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include, among others, allocation of business and investment opportunities and/or the acquisition of airport assets outside of our existing corporate structure. The Majority Shareholder may from time to time make strategic decisions that it believes are in the best interest of the entire business, including its ownership interest in our business. These decisions may be different from those that we would have made on our own and may not be aligned with your interests. We may not be able to resolve any potential conflicts and, even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We have been advised by Southern Cone Foundation (“SCF”), our ultimate controlling shareholder, that it does not intend to participate in any significant future acquisitions of airport concession assets or airport-related companies, except through us.

The U.S. Federal Aviation Administration (“FAA”) or another regulatory agency could downgrade the aviation safety rating of any of the countries in which we operate, which could have a negative impact on passenger traffic.

Under the U.S. Federal Aviation Administration (“According to FAA”) regulations, the aviation safety rating of any of these countries in which we operate could be downgraded. Airlines from affected countries could be prevented from expanding or changing their current operations to and from the United States, except under certain limited circumstances. Additionally, code-sharing arrangements between these airlines and U.S. airlines could be suspended, and operations by such airlines flying to the United States could be subjected to face increased administrative oversight. Any additional regulatory requirements could result in reduced passenger traffic originating in or with destination to the United States by non-U.S. airlines operating at our airports or, in some cases, in an increase in that cost of service, which could result in decrease in demand for travel. The FAA may downgrade the air safety rating of any of the countries in which we operate in the future. The European Aviation Safety Agency and other regulatory agencies may take similar actions, either independently or in response to any such actions taken by the FAA. Such actions might reduce our revenues and have a negative impact on passenger traffic.

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

In 2021, the Ecuadorian Criminal Code was amended to address corporate criminal responsibility through good governance and compliance programs and included new criminal offenses related to corruption. Additionally, in July 2025, a new law focusing on combating money laundering will enter into force.

The Brazilian Clean Company Act holds companies strictly liable for the corrupt acts of their employees and intermediaries, which means that a company may be held liable for such acts, without a finding of fault on the part of the company. See “Item 3. Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil” and “Item 3. Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil” Our business requires that we maintain ongoing contact with governments and agencies from the initial bid process for any concession and throughout the entire term of any concession we are awarded. Despite the existence of our compliance program together with our ongoing efforts to ensure compliance with anti-corruption laws, there can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our policies, for which we may be ultimately held responsible. If we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could harm our reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual or alleged violations of such laws could also harm our reputation or have an adverse impact on our business, financial condition, and results of operations.

Increasing scrutiny from stakeholders on ESG matters, including our ESG reporting, exposes us to reputational and other risks.

There is an increasing focus from certain investors, customers, employees and other stakeholders concerning ESG matters. If our ESG practices fail to meet regulatory requirements or the evolving expectations and standards of investor, customer, employee or other stakeholders related to responsible corporate citizenship areas including environmental stewardship, support for local communities, board of directors and employee diversity, human capital management, employee health and safety practices, service quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us. As public interest and legislative pressure related to public companies’ ESG practices continues to grow, the related legislative landscape in the European Union and the United States is evolving accordingly.

In the European Union, Directive (EU) 2022/2464 (the “CSRD”) came into force on January 5, 2023. This directive strengthens the requirements for social and environmental information that companies must report, expands the scope of companies required to report ESG information and increases the depth of required disclosures. The CSRD also introduces a ‘double materiality’ analysis, which requires companies to report on how sustainability issues might create financial risks for the company and on the company’s own impacts on people and the environment. The CSRD applies to large EU companies, EU parent companies of a “large group” and listed EU small or medium-sized companies. It also applies to non-EU companies that meet certain criteria, including an EU turnover threshold and having a subsidiary in the EU. The specific information to be reported is set out in the European Sustainability Reporting Standards.

In the United States, in 2022, the SEC proposed extensive rules aimed at enhancing and standardizing climate-related disclosures to foster greater consistency, comparability and reliability of climate-related information. These rules were adopted on March 6, 2024 and would require domestic registrants and foreign private issuers to include specific climate-related information in their registration statements and annual reports, including data on greenhouse gas emissions and information regarding climate-related risks, opportunities and related financial impacts, governance, and strategy (the “SEC Climate Disclosure Rules”). However, in April 2024, the SEC issued an order staying implementation of these rules pending the resolution of certain legal challenges. The final rules, to the extent they survive any ongoing or forthcoming legal challenges, may require us to provide certain climate-related information in the future. Thus, as of the date of this annual report, the final disclosure requirements and reporting timeline and compliance costs are unknown.

Additionally, the SEC had also announced that it is working on proposals for mandatory disclosure of certain other ESG-related matters, including with respect to board diversity and human capital management. Currently, there is uncertainty regarding the scope of such proposals or when and if they would become effective. As regulations develop, we will consider the implications for our business of the overlapping global measures, and how they fit together. Compliance with any new laws or regulations increases our regulatory burden and could make complicate compliance more difficult, increase the risk that we are subject to enforcement actions, affect the manner in which we or our subsidiaries conduct our businesses, adversely affect our profitability, require us to incur significant additional costs to comply with new regulations, and impose increased oversight obligations on our management and board of directors. Failure to timely adapt to or comply with new regulations, or fail to meet evolving investor, industry or stakeholder expectations and concerns regarding ESG issues, may lead to reconsideration of capital investment in our Company, potential penalties, and a decrease in consumers demand of our services, which could have a material adverse effect on our reputation, business or financial condition.

Risks Related to Argentina and the AA2000 Concession Agreement

The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement.

The Technical Conditions of the Extension approved by Decree No. 1009/2020 (“Technical Conditions of the Extension”) established the following commitments for AA2000: (i) allocate an amount equal to U.S.$132.0 million (VAT included) as direct investment to complete 2020 and 2021 ongoing works (the “2020/2021 Direct Investment Commitment”); (ii) use its best efforts to obtain the greatest leverage possible, before December 31, 2021, to have an early inflow of up to (a) U.S.$85.0 million in the “Trust Fund for Works of Group A of Airports of the National Airport System” (the “Development Trust”) and (b) U.S.$124.0 million in the “Additional Fund for Substantial Investments in Group A of Airports” (the “Development Trust Leverage Commitment”) (iii) secure, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, a certain level of funds available in an aggregate amount of U.S.$406.5 million (VAT included), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 (the “2022/2023 Commitment”) and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022 (the “Redemption of the Preferred Shares Commitment”, and jointly with the 2022/2023 Commitment, the “Availability of Funds Commitment”); and (iv) make direct investments for U.S.$200.0 million (VAT included), between the years 2024 and 2027, at an annual average of U.S.$50.0 million (VAT included), in addition to any direct investment balance carried forward from the 2021/2023 period (the “2024-2027 Commitment”). With respect to the capital expenditures to be performed under the 2022/2023 Commitment and the 2024-2027 Commitment, Resolution No. 60/ 2021 of ORSNA established that these investments amount to approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably in 2022 and 2023 (the “Phase 1 Commitment”), and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT (the “Phase 2 Commitment”). The financial projection of income and expenses attached to the Technical Conditions of the Extension include the estimated dates on which the referred commitments and capital expenditures would need to be performed.

As of the date of this annual report, AA2000 has fully complied with the 2020/2021 Direct Investment Commitment and the Availability of Funds Commitment. Regarding this latter commitment, on May 10, 2022, ORSNA issued Note No. NO-2022-46520010-APN-ORSNA confirming that AA2000 had fulfilled the Availability of Funds Commitment in the amount of U.S.$406.5 million for its application to the Mandatory Capex Program (including the Redemption of the Preferred Shares Commitment performed in March 2022).

With respect to the Development Trust Leverage Commitment, in December 2022 and January 2023, AA2000 informed the ORSNA that it had complied with its best efforts obligation under this commitment. On May 22, 2023, in response to the filing made by AA2000, ORSNA acknowledge the best efforts performed by AA2000 in compliance with the Development Trust Leverage Commitment and requested to AA2000’s collaboration so that, if ORSNA deems it appropriate and the financial landscape improves, other financing options for the Development Trust may be sought. In light of this, on May 23, 2023, AA2000 expressed its agreement to fully collaborate with ORSNA to that end.

Regarding the Phase 1 Commitment, AA2000 completed the infrastructure works under the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021, while it is currently executing the Phase 2 Commitment. In February and November 2024, AA2000 informed the ORSNA about the status of the Phase 1 Commitment. In the filing made in November 2024, AA2000 informed ORSNA on the investments performed as of December 31, 2023, and May 31, 2024 (including accounting certifications to support the information submitted by AA2000). Between January 1, 2022, and December 31, 2023, investments for an amount of U.S.$363 million have been completed (including the Redemption of the Preferred Shares Commitment). Between January 1, 2022, and May 31, 2024, the aggregate amount of investments performed under this commitment amounts to U.S.$407.1 million (VAT included). As of the date of this annual report, ORSNA has not issued a response to the filings made by AA2000. With respect to the Phase 2 Commitment, AA2000 has executed works for U.S.$52.0 million (VAT included), which surpasses the required commitment amount for 2024 under this phase.

As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. However, failure to fully comply with the pending commitments (in particular, the Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, New Money 2021 Notes (as defined herein), and the ICBC Dubai Loan (as defined herein). For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

Pursuant to the AA2000 Concession Agreement, since February 13, 2018, the Argentine Government has the right to “buy-out” (“rescatar”) the AA2000 Concession Agreement for public interest reasons and upon prior notification to us. In the event that the Argentine Government were to exercise this option, it would be required to indemnify us in an amount equal to the value of the non-amortized aeronautical investments we have made as of the time of the buy-out, multiplied by 1.10, plus the value of all other investments we have made and which have not been amortized. The Argentine Government would not be required to indemnify us for investments that were not included in our investment plan or that were not approved by the ORSNA. The Argentine Government would also not be required to indemnify us for lost revenue or lost profits. The Argentine Government would be required to assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan for which we would be compensated as part of the payment made to us by the Argentine Government. Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under (i) our Argentine Notes Series 2017, Argentine Notes Series 2020, Argentine Notes Series 2021 and the New Money 2021 Notes, and (ii) the offshore credit facility dated July 25, 2022 entered by and between AA2000 and Industrial and Commercial Bank of China Limited, Dubai Branch (“ICBC Dubai”), as lender, and the Industrial and Commercial Bank of China (“ICBC”), as onshore custodian agent (“ICBC Dubai Loan”), which will result in automatic acceleration of the notes. As of December 31, 2024, the principal amount outstanding under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, the New Money 2021 Notes and the ICBC Dubai Loan is U.S.$11.3 million, U.S.$40.6 million, U.S.$272.9 million, U.S.$62.0 million, and U.S.$10.0 million, respectively. The Argentine Government’s indemnification obligations in combination with the collateral structure under the notes, and the ICBC Dubai Loan may not be adequate to repay the holders of such notes. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

For the years ended December 31, 2024, 2023 and 2022, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 56.4%, 45.1% and 55.0%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition, and results of operations.

The Organismo Regulador del Sistema Nacional de Aeropuertos (“ORSNA”) may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, ORSNA is required to conduct an annual review of AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by adjusting (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. On January 13, 2021, ORSNA, through Resolution No. 4/2021, increased the fees that AA2000 may charge to international passengers from U.S.$51.00 to U.S.$57.00. In December 2021, the ORSNA issued Resolution No. 83/2021 approving an increase in the use fee charged to domestic passengers departing from Category I airports, establishing a use fee of AR$614. In December 2022, ORSNA issued Resolution No. 98/2022 approving an increase in the use fee charged to domestic passengers, establishing a use fee of AR$1,100 effective as of January 2023. In November 2023, the ORSNA issued Resolution No. 84/2023 by virtue of which a new increase of the use fee charged to domestic passengers was approved, establishing a use fee of AR$2,540 for Category I airports, AR$1,771 for Category II airports and AR$1,551 for Categories III and IV airports, effective as of January 2024. In October 2024, the ORSNA issued Resolution No. 26/2024 by virtue of which a new increase of the use fee charged to domestic passengers was approved, establishing a use fee of AR$5,685 for Category I airports, AR$3,963 for Category II airports, AR$3,472 for Categories III and IV airports, effective as November 2024. If ORSNA applies adjustments to the Specific Allocation of Revenues and to the fees we may charge or that we must pay under the AA2000 Concession Agreement in a way that is detrimental to us, or if ORSNA fails to adjust such fees in order to restore the AA2000 Concession Agreement’s economic equilibrium, or if ORSNA seeks to modify our rights under the AA2000 Concession Agreement, any of such actions or failures to act may have a material adverse effect on our business, financial condition and results of operations.

If ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.

The ORSNA reviews our capital expenditures to monitor our compliance with the investment plan under the AA2000 Concession Agreement, and to determine whether such expenditures can be recorded in the registry maintained by the ORSNA. If a capital expenditure is approved by the ORSNA, it is then entered into its registry. The ORSNA only approves investments that are supported by a certificate confirming the completion of the relevant works and does not approve investments made at the start of the works.

Accordingly, we may record capital expenditures during a period that has not yet been (and may never be) approved by the ORSNA. If ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we would be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on favorable terms or at all. Our capital expenditures for the years ended December 31, 2024, 2023, and 2022 are currently under review by the ORSNA. See “Argentina—Our Airports in Argentina—The AA2000 Concession Agreement—Economic Equilibrium.”

Political events occurring, and political measures taken, in Argentina could affect the country’s economy in general, and the aeronautical sector in particular.

Recent economic and political reforms in Argentina, including Urgency Decree No. 70/2023 (the “Decree 70/2023”) promulgated on December 21, 2023, have introduced significant reforms across multiple sectors, including the privatization of numerous state-owned enterprises. This Decree also introduced significant changes to the country’s aeronautical policy with the objective of further developing the aeronautical industry and promoting free competition in the market. See “Argentina—Our Airports in Argentina—Aeronautical Policy.”

Since its enactment by the Executive Branch, Decree 70/2023 has faced numerous legal challenges regarding its constitutionality, leading to the filing of several injunctions before national labor and federal administrative courts, among others.

As of the date of this annual report, uncertainty remains regarding the impact of these measures and any other future measures that may have on the Argentine economy and the aeronautical and infrastructure sectors. The implementation of these reforms faces uncertainty due to legal challenges, social unrest, and the government’s lack of a congressional majority, which may hinder the approval of future measures. If Congress overturns the reforms or if legal challenges succeed, this could lead to abrupt regulatory changes, affecting market competition in the aeronautical sector and increasing operational uncertainty. Given this context, Argentina’s evolving political and economic landscape could negatively impact our operating results and financial position.

The upcoming Argentine mid-term elections generate uncertainty in the Argentine economic and political landscape, and consequently, on our business.

Argentina’s mid-term legislative elections will take place in October 2025 with the objective of renewing 127 of the 257 seats in the Chamber of Deputies, as well as 24 of the 72 seats in the Senate.

Other relevant provincial midterm elections will also take place during 2025. The impact of such electoral processes and the effect they could have on the Argentine economic policies are uncertain and include uncertainty as to whether the results of the election would trigger changes in policies or regulations or if it will maintain the current policies or regulations. We cannot assure you that economic, regulatory, social and political developments in Argentina following the elections will not impair our business, financial condition or results of operations, or cause the market value of our common shares to decline.

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

In August 2023, the government announced that Qatar granted a special drawing rights loan to Argentina for the equivalent of U.S.$770 million. In addition, Argentina obtained approval of the fifth and sixth reviews of the agreement signed with the IMF for a U.S.$7.5 billion disbursement. The current administration made a first payment for U.S.$960 million to the IMF through a loan granted by the Development Bank of Latin America. Notwithstanding the foregoing, the new Minister of Economy, Luis Caputo, announced that he intends to renegotiate the terms of the agreement with the IMF.

In December 2024, the Argentine Central Bank (the “BCRA”, for its acronym in Spanish) announced that it has arranged a Repurchase Agreement (“REPO”, for its Spanish acronym) with five top-tier international banks, for an amount of U.S.$1,000 million. By virtue of the REPO, the BCRA will deliver dollar-denominated notes (“BOPREAL”) to the international banks, which were originally issued by the BCRA in order to regularize the significant level of outstanding commercial debt owed by Argentine importers, that will be repurchased after 28 months, at an interest rate of 8.8%.

In January 2025, the Supreme Court of the United States rejected the appeal filed by Argentina in a case related to the Brady bonds and its holdout creditors. Pursuant to this ruling, creditors have been authorized to seize Argentina for U.S.$310 million. Even though as of the date of this annual report no seizure has been made, there is an imminent risk of this happening.

In addition, as of the date of this annual report, the current administration has made payments to the IMF in accordance with the scheduled maturity calendar and has exceeded the targets agreed upon with the organization for quarterly reviews, which include accumulating reserves and significantly reducing the fiscal deficit. If the government can continue achieving the commitments required by the IMF, as well as the macroeconomic goals contemplated by the Ministry of Economy, it would be likely that Argentina would have the capacity to obtain financing in international markets and also from the IMF. However, there is uncertainty on when Argentine will meet all the conditions required to resume access to the international market, which would impact on the ability of Argentine companies, such as AA2000, to access international capital markets in the coming years.

The aeronautical policy reforms proposed by the current administration may affect our business and the results of operations.

Decree 70/2023 introduced significant changes to the aeronautical policy of the country and attempts to develop the aeronautical industry and promote free competition in the market. For the main changes contemplated by Decree 70/2023 and further information, see —B. Business Overview—Argentina—Our Airports in Argentina—Aeronautical Policy.”

The Argentinian government issued certain regulations in connection with Decree 70/2023 that must be ratified by a law passed by the Congress. Additionally, the amendments proposed by Decree 70/2023 require further regulation by the Argentine ANAC (as defined herein), the Secretary of Transportation and other regulatory bodies. We cannot predict what such further regulation may entail. As of the date of this annual report, it is still early to predict how the changes proposed by Decree 70/2023 and by the related regulations issued in 2023 and 2024 (or how further regulation from the aeronautical regulatory bodies) may affect our business and our results of operations. The impact of these new regulations would also depend on the level of progress of the privatization process of Aerolineas Argentinas S.A, and Intercargo. Regarding the potential repeal by Congress of Decree 70/2023, please see “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Political events and political measures taken in Argentina could affect the country’s economy and the aeronautical sector in particular.”

Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.

The prior administration and the BCRA implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to non-resident shareholders; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate all the proceeds of their exports of goods and services and to settle them in pesos, in the local exchange market; (iv) limitations on the transfer of securities into and from Argentina; (v) restrictions on the payment of imports of goods and services; (see “—AA2000’s foreign financial indebtedness and debt denominated in foreign currency with access to the Foreign Exchange Market could be affected by the mandatory refinancing regime enacted by the BCRA”); and (vi) the implementation of taxes on certain transactions involving the acquisition of foreign currency (the so called “PAIS Tax”). On November 24, 2024, the Argentine tax authority (ARCA) issued General Resolution No. 5604/2024 to remove advance tax payments on foreign currency purchases (PAIS tax) for imports on or after November 25, 2024.

Although the current administration stated its intention to deregulate the economy and allow the free flow of foreign currency, exchange controls on the inflow and outflow of foreign currency funds are still in force, due to the low level of reserves of the BCRA. In line with the restrictions in force during the prior administration, the BCRA’s new regulations established limitations on the flow of foreign currency into and out of the Foreign Exchange Market (the “MLC”, for its Spanish acronym), with the purpose of stabilizing the Argentine economy.

As of the date of this annual report, subject to certain requirements, the BCRA regulations grant access to the MLC to repay principal or interest (at maturity) on foreign financial indebtedness as well as new commercial debt corresponding to imports of goods and services incurred from December 13, 2023, provided that advance payments are subject to BCRA’s prior clearance, unless certain exceptions are met. In turn, the stock of commercial debt corresponding to imports of goods and services is subject to BCRA’s prior clearance, unless certain exceptions are met. Similarly, the BCRA designed a scheme of issuance of dollar-denominated notes (“BOPREAL”) with the intention to regularize the significant level of outstanding commercial debt owed by Argentine importers (which as of January 24, 2024 amounted to U.S.$42.6 billion). On January 31, 2024, the allocation of BOPREAL Series 1 was completed, reaching the maximum available amount for this series of U.S.$5.0 billion. AA2000 had subscribed, on primary offering, an aggregate amount of U.S.$1,083,470 of BOPREAL Series 1. Additionally, on February 22, 2024, the allocation of BOPREAL Series 2 was also completed, reaching the maximum amount of U.S.$2.0 billion offered under this Series. At the same time, on May 23, 2024, the allocation of BOPREAL Series 3 was completed, reaching the maximum amount offered under this series of U.S.$3.0 billion.

In addition, the BCRA is easing the access to the MLC for the payment of imports of goods and services rendered from December 13, 2023, as well as gradually lifting certain foreign exchange restrictions. In this line, since December 23, 2024, the PAIS Tax ceased to be in effect, as a result of the government´s decision not to extend its term.

Although the government announced its intention to lift the foreign exchange restrictions, there can be no assurance on when these measures will be taken, which would depend on meeting certain macroeconomic conditions. In addition, there can be no assurance that in a scenario of lack of reserves the BCRA or other government agencies will not increase such controls or restrictions, make modifications to these regulations, impose mandatory refinancing plans related to our indebtedness payable in foreign currency (as established in the past), establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government enacted laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. Pursuant to Resolution No. 17/2024 of the National Council for Employment, Productivity and the Minimum Adjustable Wage, issued on December 23,2024, the adjustable minimum wage was increased as follows: (i) on December 1, 2024, to AR$279,718; (ii) in January 2025, to AR$286,711; (iii) in February 2025, AR$292, 466; and (iv) in March 2025, to AR$296,832 (minimum amount to be maintained until a new update is approved).

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

However, the current administration has substantially reduced national public sector spending, recording primary fiscal and financial surpluses in most of the months of 2024, reaching an amount of AR$10.4 billion of primary surplus and AR$1.7 billion of financial surplus during 2024, but there is still uncertainty regarding the government´s ability to sustain these policies in the long term.

Although the current administration has implemented sharp cuts in public expenditures and public debt, there are no assurances that it would be able to entail these policies in the long term. In this line, we cannot assure that the government will not face resistance from Congress and be able to implement its plans and reforms. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

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

Among its first measures, the current administration implemented a devaluation of the peso against the U.S. dollar of around 181% approximately (from AR$366 per U.S.$1 to AR$1,032 per U.S.$1.00, as of December 31, 2024) aiming to reduce the significant gap between the official exchange rate and the implicit exchange rate applicable to the blue-chip swap transactions (the alternative mechanism to outflow foreign currency abroad) which by the time the current administration took office was around 157.6% and was reduced to 14.7% as of December 31, 2024.

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

In addition, a significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect AA2000’s capacity to meet obligations denominated in a foreign currency, which, in turn, could have an adverse effect on our financial condition and results of operations.

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

Inflation has materially undermined, and in the future may continue to undermine, the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy, and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 94.8% in 2022, 211.4% in 2023 and 117.8% in 2024. Although the current administration has implemented various monetary policies aimed at reducing inflation, it still qualifies as hyperinflationary from an international accounting perspective.

Throughout history, the Argentine Government has implemented, through the Ministry of Economy and the BCRA, several measures to deaccelerate inflation and control the devaluation of the Argentine peso against the U.S. dollar. These measures included, among others: (i) restrictions on the access of individuals and entities to the MLC; (ii) taxation of certain operations which imply acquisition of foreign currency (the PAIS tax); (iii) negotiations with creditors in order to restructure the Argentine external debt; and (iv) price freezes on hundreds of products. Nevertheless, the Argentine economy continued to experience high levels of inflation. The PAIS tax on foreign currency purchases was eliminated by the General Resolution 5604/2024 in relation to imports carried out starting November 25, 2024.

In order to manage inflation, the current administration has eliminated price controls implemented by the prior administration, in order to allow prices in the economy to be determined by supply and demand. However, the foreign exchange controls remain in place due to the lack of BCRA’s reserves. In addition, certain prices, such as public transportation and public services tariffs, will be subject to progressive deregulation, to ease transition and prevent social turmoil.

Although inflation has decreased compared to past years, we cannot predict whether the measures announced by the current administration will continue reducing high inflation rates. If inflation is not controlled, high inflation could undermine Argentina’s foreign competitiveness by diluting the effects of the depreciation of the Argentine peso, negatively affecting the level of economic activity and employment, and undermining confidence in Argentina’s banking system, which could further limit the availability of domestic and international financing to businesses. Furthermore, a portion of Argentina’s sovereign debt is subject to adjustment by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), a currency index that is strongly related to inflation. Therefore, any further significant increase in inflation could cause an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could aggravate pressures on the Argentine economy. If inflation remains high or continues to increase, Argentina’s economy may be negatively affected, and our results of operations could be materially affected.

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

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

Italy

The approval process for the Florence Airport Master Plan requires authorization from both local and national authorities. Any further delay could adversely affect our ability to increase revenues and profits derived from the operation of such airport.

The master plan for the period 2014 through 2029 was approved by the Italian Civil Aviation Authority (“ENAC” for its Italian acronym) in November 2015, by the Italian Ministry of the Environment in December 2017 and by the Italian Ministry of Infrastructures and Transport in April 2019. However, such approval was repealed on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other local municipalities. On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed such judgement.

On February 14, 2020, the appeal was rejected requiring a new environmental compliance process. In 2022, a review of the master plan was performed and the investments forecasts (traffic and infrastructures) were defined until 2035 (the “2035 TA Master Plan”). The 2035 TA Master Plan received technical approval from ENAC in May 2023, but subsequently requested the Italian Ministry of the Environment to apply the “Integrated Environmental Procedure” (both, Environmental Impact Assessment and Environmental Strategic Assessment) as permitted by local statutes. The environmental procedure is still ongoing and is expected to be concluded by the end of April 2025. The permit and authorization process is expected to start in May 2025 and to end by the Autumn of 2025, allowing construction to begin.

Our ability to increase revenues and profits derived from the operation of the Florence Airport may be adversely affected if the 2035 TA Master Plan is rejected or its approval is delayed.

The exercise of the special powers of the Italian Government may restrict our ability to transfer, our TA shareholding or restrict the ability of investors to acquire a significant stake in our share capital.

Certain regulations concerning legal restrictions on transfer of assets of strategic national importance may apply to us, as TA´s controlling shareholder, the operator of our Italian Airports (as defined herein).

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree 21/2012”), subsequently amended, grants the Italian Government special powers (the “Golden Powers”), could be triggered in the event that: (i) we attempt to transfer our shareholding in TA and/or the Italian Airports to a third party; or (ii) stake of TA’s share capital is transferred to a third party in the future; or (iii) TA’s corporate bodies approve resolutions, acts or transactions resulting in changes to the TA´s ownership, control, or assets availability (including mergers, demergers or establishment and enforcement of security interests).

Below is a description of the procedure that would apply in such a case. As of the date of this annual report on Form 20-F, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree 21/2012.

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating, inter alia, in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the Golden Powers. Article 2 of Law Decree 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. Regarding companies owning such assets, the Italian government may:

●	veto any resolutions, acts and transactions that would (i) result in a change of ownership, control, or purpose of such assets, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety (Article 2, paragraph 3);
●	impose conditions on buyers to provide guarantees in any purchase, (Article 2, paragraph 5), imposing a serious threat to public interest (Article 2, paragraph 6); and
●	oppose to the purchase, presenting exceptional risks to the protection of public interest, which cannot be mitigated by the buyer providing the guarantee (Article 2, paragraph 6).

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

In 2023 and 2024, we submitted the new financing for investments in the Pisa Airport and the refinancing of previous TA’s debts to the Italian Government. The Italian Government consented to these transactions and the operations were subsequently closed.

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

We have identified three payments totaling approximately R$0.8 million made by ICAB during 2014, when Infravix was still an indirect shareholder of ICAB, to individuals or entities that the press has suggested made illegal payments to government officials on behalf of corporate clients. We have been unable to identify a proper purpose for some of these payments. The case reported by the press was initially under investigation by the Supreme Court but has been transferred to the Federal Court of the Federal District where the proceedings are currently ongoing. To date, neither ICAB’s nor its current executives have been subject to any criminal investigations.

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

Under the Brazilian Concession Agreements for the operation of the Brasilia Airport, we are obligated to pay an annual fixed concession fee which is adjusted by inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Following a revision of the interest rate of discount, we now measure the liability at an amortized cost utilizing a discount rate of 6.81% (real), which is the regulatory weighted average cost of capital (“WACC”) applicable at the time we entered into the Brasilia Concession Agreement. Any change in the current discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. In 2024, 2023 and 2022, we recognized losses of U.S.$87.1 million, U.S.$98.2 million and U.S.$101.2 million, respectively, relating to these effects. See Note 23 to our Audited Consolidated Financial Statements.

During 2021, ICAB suspended payment of 50% of the annual fixed concession fee based on the re-schedule request that was made before the Brazilian ANAC. Such request was rejected by ANAC. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.” As of the date of this annual report, a court injunction has suspended all actions against ICAB for lack of payment of the annual fixed concession fee. Therefore, unless such injunction is cancelled or lifted, ICAB could not be forced to pay such remaining 50% of the annual fixed concession fee. If such injunction is lifted or cancelled, ICAB would be forced to pay such outstanding 50%. Also, if not paid, the Brasilia Concession Agreement may be terminated which would have a negative impact on our results of operations.

Furthermore, if the injunction is cancelled or lifted, ICAB will be in automatic default under the BNDES Refinancing (as defined below). See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazilian Refinancing Transactions.” Upon such default, BNDES would be entitled to request the guarantors of the Brasilia airport indebtedness to post additional collateral as security of the obligations assumed thereunder. If such additional collateral is not timely and adequately posted, BNDES could declare all amounts due and payable, which would affect our results of operations and liquidity.

Regarding the concession fee for 2022, a partial payment of R$81.6 million (approximately U.S.$15.3 million) was made using re-equilibrium credits. With respect to the remainder of such concession fee, on November 21, 2022, ICAB made an offer to the Ministry of Infrastructure to pay through the delivery of federal bonds, which is still currently under analysis by the Ministry. In December 2022, the Ministry issued an Official Letter confirming that until it reviews the Federal bonds, ICAB is in compliance with its obligations.

The commercial area at the Brasilia Airport may not attract the numbers of customers we anticipate, which would ultimately affect our results of operations.

A key part of our strategy to expand and increase our commercial revenues in the Brasilia Airport is the development of an area with commercial offerings within the airport.

On December 13, 2019, ICAB entered into a lease agreement with a leading Brazilian real estate group pursuant to which such group agreed to build and develop, with its own capital, a new shopping center of approximately 350,000 square feet of gross leasable areas. Construction is currently in progress, and the inauguration is expected to happen between the last quarter of 2025 and the first quarter of 2026. If this project fails to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

Exchange rate instability may have adverse effects on the Brazilian economy and our results of operations.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$5.5802 per U.S. dollar on December 31, 2021, R$5.2174 per U.S. dollar on December 31, 2022, R$4.8410 per U.S. dollar on December 31, 2023, and R$6.1917 per U.S. dollar on December 31, 2024, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flow as measured in U.S. dollars.

Uruguay

Our Uruguayan airport operations, particularly at Punta del Este Airport, are heavily dependent on air traffic from Argentina and Brazil. Any deterioration in the economic conditions of our neighboring markets, particularly Argentina, could have a material impact on our business and operating results.

The number of passengers and cargo volume at our Uruguayan airports is heavily dependent on air traffic to and from Brazil and Argentina. The economic conditions, fiscal policies, and foreign exchange regulations in these countries directly impact air travel demand and, consequently, our operations. The state of affairs in Argentina, particularly its economy and foreign exchange restrictions, could negatively impact passengers numbers. Any further devaluation of the Argentine peso, capital controls, or restrictions on international travel spending could limit outbound travel, reducing passenger flow and negatively affecting airport revenues and operational performance.

Adverse macroeconomic developments in Argentina or Brazil could have a material impact on our business, financial condition, and operating results, particularly at Punta del Este Airport.

Ecuador

The political environment of Ecuador is uncertain which could have adverse effect on our results of operations.

On May 17, 2023, former president Mr. Guillermo Lasso dissolved Congress and called for presidential elections. On November 23, 2023, Mr. Daniel Noboa was elected as new President of Ecuador, for a short transitional term. On January 8, 2024, Mr. President Noboa declared a state of emergency for 60 days, due to security concerns, organized crime and economic instability. The state of emergency, together with the ongoing political, economic and social crisis in Ecuador, could negatively affect activities at our Ecuadorian airports and ultimately our business, operational results and financial condition. President Noboa faces potential reelection in April 2025. In the first round of the presidential elections held on February 9, 2025, Daniel Noboa secured 44.17% of the votes, closely followed by Luisa González, representing the Citizen Revolution Movement led by self-exiled former President Rafael Correa, who obtained 43.97%. As neither candidate achieved the required 50%, a runoff election is scheduled for April 13, 2025, with polls indicating a closely contested race between Noboa and González.

In addition to political uncertainty, Ecuador faces a deep economic and social crisis. In response, the government has taken an aggressive stance against criminal organizations, declaring a war on terrorism and drug cartels. Multiple states of emergency have been imposed, authorizing the Armed Forces to assist the National Police in maintaining public order. While these measures have been well received by a significant portion of the population, they face strong opposition from major political parties, which hold a majority in the National Assembly.

While international air traffic has experienced limited growth, domestic passenger numbers have declined significantly. However, this decline is not solely attributable to the country’s political and security situation, as it is also linked to the suspension of operations by Equair, a major domestic airline, at the end of 2023, which has not yet been replaced by another carrier.

At this stage, while the political environment and upcoming elections do not pose a direct risk to the airport concession or its continuity, the economic, social, and security challenges associated with the new administration’s policies may impact airport development and growth.

Ultimately, the effects on our business and financial results will depend largely on the economic and security policies implemented by the incoming government. The prevailing political, economic, and social crises—particularly related to security and energy—could negatively impact our Ecuadorian airport operations and, consequently, our overall business performance.

Armenia

The ongoing war between Russia and Ukraine has and will likely continue to disrupt air travel routes and passenger flows, which could negatively affect our operational performance and results of operations.

The duration of the war between Russia and Ukraine remains uncertain. This conflict has, and will likely continue to, disrupt supply chains, and cause changes in the flights schedule.

While it is difficult to predict the indirect effects that the war or the announced sanctions may have on our business, any additional sanctions imposed or actions taken by the U.S., EU nations or other countries, and any retaliatory measures taken by Russia, such as restrictions in flights or commercial transactions from and to Russia and Armenia, could have an adverse impact on our business, results of operations and financial condition.

Although future developments remain unpredictable, any escalation in international hostilities could adversely affect us as well. Even though the Armenian authorities have announced plans for constitutional reforms and ongoing negotiations for a peace facilitated by US and EU mediation, aggressive statements from Azerbaijan could affect our operations in case they obstruct the execution of the peace treaty.

Risks Related to Our Common Shares

The price of our common shares may be highly volatile.

We cannot predict the extent to which investor interest in our common shares will occur or be able to maintain an active trading market, or how liquid that market will be in the future. The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:

●	the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
●	actual or anticipated variations in our operating results;
●	changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
●	announcements by us or our competitors of significant contracts or acquisitions;
●	future sales of our common shares; and
●	investor perceptions towards us and the industries in which we operate.

In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.

We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which could dilute shareholder value and cause the price of our common shares to decline.

In 2020, we implemented a long-term management share compensation plans. We may offer additional share options, restricted shares, and other forms of share-based compensation to our directors, officers, and employees in the future. If any options that we issue are exercised, or any shares that we may issue vest and those shares are sold into the public market, the market price of our common shares. See “Item 6. Directors, Senior Management and Employees—Compensation—Management Compensation Plan.”

A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, regardless of our operational performance.

Our officers, directors, and the Majority Shareholder are able to may sell our common shares in the public market. In addition, pursuant to a registration rights and indemnification agreement, the Majority Shareholder and its affiliates transferees have the right, subject to certain conditions, to require us to register the sale of their common shares under the Securities Act. By exercising their registration rights and selling a substantial sale of shares by, these existing owners could cause the prevailing market price of our common shares to decline. The common shares covered by registration rights would represent approximately 80.5% of our outstanding capital stock. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. Sales of a substantial number of such common shares or the perception that such sales may occur thereof could cause our market price to fall or make it more difficult for you investors to sell your common shares at a time and favorable price that you deem appropriate.

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations and financing capacity are and will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain other sources of financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness could result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain financing on favorable terms is subject to a variety of uncertainties, including:

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

Compliance with existing, new, and evolving corporate governance and public disclosure requirements adds uncertainty and increases our compliance costs. Changing laws, regulations and standards include those relating to accounting, corporate governance, and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission (“SEC”) regulations and the New York Stock Exchange (“NYSE”) listing guidelines. Meeting the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding required assessment of internal controls over financial reporting and our external auditor’s audit of internal controls over financial reporting, demands significant financial and managerial resources.

Our ongoing efforts to comply with evolving laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses. Moreover, our board members and senior management could face an increased personal liability risks in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management. If we fail to comply with new or changed laws or regulations differ, our business and reputation may be harmed.

If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a U.S. public company, we are subject to U.S. securities laws and the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. This requires management to assess and report on the effectiveness of our internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management concluded that our internal control over financial reporting is effective as of December 31, 2024. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and auditors may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level and negatively impact our share price.

Maintaining compliance with Section 404 and other Sarbanes-Oxley requirements will require a significant investment of time, resources, and management attention.

Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws will result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are allowed to file less information with the SEC than U.S. companies. Specifically, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.

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

We are a holding company and rely on our subsidiaries to distribute funds to us in order to meet our financial obligations and to make dividend payments, which they may not be able to do.

As a holding company, our subsidiaries conduct all of our operations, and we own no material assets other than the equity interests in them. As a result, our ability to make dividend payments depends on our subsidiaries and their capacity to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants included in most of the concession agreements in which we act as concessionaires, such as the AA2000 Concession Agreement, the Uruguayan Concession Agreements, the Armenian Concession Agreement, the Italian Concession Agreements, and the Brazilian Concession Agreements, or by the financing agreements we have entered into, or by applicable laws and regulations in their respective jurisdictions of incorporation, including, for example, foreign exchange controls on the inflow and outflow of foreign currency flows. See “Item 3. Key Information—Risk Factors— Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.” See also “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.” If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. Furthermore, we do not intend to seek funds from any other sources to pay dividends.

Our shareholders may face more challenges in protecting their interests compared to shareholders of a U.S. corporation, which could adversely impact the trading of our common shares and our ability to pursue equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing public limited liability companies (sociétés anonymes). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, the laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters may not be as protective nor offer the same level of protection for minority shareholders as state corporation laws do in the United States. Therefore, our shareholders may have find more difficulty challenging in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

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

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period of up to five years following the utilization of the deed granting such authorization on the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations (RESA)) which period may be renewed for one or several periods of up to five years. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including, among other things, a share premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the requirements set forth under Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

Under current Luxembourg tax law, payments of dividends made on the common shares generally are subject to a 15.0% Luxembourg withholding tax. Certain exemptions or reductions in the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authority. For more information on the taxation implications, see “Item 10. Additional Information—Taxation—Luxembourg Tax Considerations.”

We are subject to complex tax rules in various jurisdictions, and our interpretation and application of these rules may differ from those of relevant tax authorities, which could result in a liability to material additional taxes, interest, and penalties.

We operate in several territories making us liable for taxes in several jurisdictions. The tax rules to which the Company and its subsidiaries are subject are complex, and our interpretation and application of these rules may differ from those of the relevant tax authorities. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or reaching a settlement with the tax authority and could result in additional taxes, interests and penalties. Additionally, dividends and other intra-group payments made by our subsidiaries may be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless these taxes are fully creditable or refundable, such payments may increase the amount of tax paid by us. Although the Company and its subsidiaries organize t their affairs to minimize the incurrence of such taxes, there can be no assurance that we will succeed.

Holders of our common shares who sell or transfer common shares acquired after January 1, 2018 representing 10% or more of our equity may be subject to Argentine capital gains tax under the new Argentine tax law.

Under Argentine tax law, non-Argentine residents who sell or transfer shares or other participations in foreign entities, which shares were acquired after January 1, 2018, may be subject to capital gains tax in Argentina if 30% or more of the value of the foreign entity is derived from assets located in Argentina and the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine resident holders of our common shares who sell or transfer common shares acquired after January 1, 2018, and which shares being sold or transferred represent 10% or more of our equity interests, may be subject to the Argentine capital gains tax. The foregoing will apply unless Argentina does not have the taxing power to tax such capital gain under a tax treaty or the transfer is made within the same economic group. See “Item 10. Additional Information—Taxation—Argentine Tax Considerations.”

ITEM 4.        INFORMATION ON THE COMPANY

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

●	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights by the Argentine Government related to the operation of 33 airports in Argentina, including the country’s two largest airports, the Ministro Pistarini International Airport (also known as the Ezeiza Airport), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), both located in Buenos Aires.
●	In 2001, as part of the Aeropuertos del Neuquén S.A. (“ANSA”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.
●	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.
●	In 2003, in a public auction conducted by the Uruguayan Government, we acquired Puerta del Sur S.A. (“Puerta del Sur”), owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”), located 19 kilometers from downtown Montevideo, Uruguay’s capital.
●	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.
●	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.
●	In 2008, in a private transaction, we acquired the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, by Punta del Este, Uruguay.
●	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.
●	In 2011, as part of the consortium AAP, we were awarded the concession to operate six principal airports in southern Peru (the “AAP Airports”).

●	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A. (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.
●	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.
●	In 2012 we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina, which has been incorporated into the AA2000 Concession Agreement.
●	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.
●	In 2012, we formed A.C.I. Airports International S.à r.l. (later renamed Corporación América Airports S.A. on September 14, 2017) to consolidate our interests in various airport concessions.
●	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through private acquisitions and public tender offers. In 2015, these companies were merged to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) in which we own 46.71% of the issued and outstanding common stock. The concessions for both airports have been transferred to TA.
●	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and indirect interest in ICAB through Inframerica.
●	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.
●	On February 1, 2018, we completed our initial public offering.
●	In 2018, by means of two separate transactions, we acquired an additional 11.08% interest in TA, increasing our ownership to 62.28% of its issued and outstanding common stock.
●	In 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Mattar Holdings 2 B.V., which is indirectly controlled by Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.
●	In 2018, we executed an amendment to the Guayaquil Concession Agreement extending the concession term for additional five years.
●	In June 2019, we executed an amendment to the Punta del Este Concession Agreement extending the concession term for additional 14 years, until March 31, 2033, which on May 15, 2024, was further extended for an additional 10 years period until 2043.
●	In November 2020, we executed an irrevocable amendment for the termination Natal Airport concession.
●	In December 2020, we executed an amendment to the AA2000 Concession Agreement extending the concession term for additional ten years, until February 13, 2038.
●	In November 2021, we executed an amendment to the Carrasco Concession Agreement (the “Amended Carrasco Concession Agreement”) extending the concession term for additional 20 years, until 2053 and incorporating the following six new airports to the scope of the Carrasco Concession Agreement (the “Uruguay New Airports”): Aeropuerto Internacional de Rivera, the Aeropuerto Internacional de Salto, the Aeropuerto Internacional de Carmelo, the Aeropuerto Internacional de Durazno, the Aeropuerto Internacional de Melo and the Aeropuerto Internacional de Paysandú.

●	In November 2022, we were notified that the consortium formed by the Company, Mota Engil Africa and Mota Engil Nigeria, was selected as preferred bidder for the Nnamdi Azikiwe International Airport (NAIA) Abuja, and Mallam Aminu Kano International Airport (MAKIA) Kano, both located in Nigeria, Africa.
●	On December 30, 2022, TA completed the sale of 80% of the share capital of Toscana Aeroporti Handling (“TAH”) to Alisud S.p.A. for €750,000 (the “disposal of the handling business”). The transaction includes an option for TA to exercise, starting from January 1, 2025, a sell option for the remaining 20% share of TAH’s share capital to Alisud for a price of €250,000. In addition, when the performance targets set by TAH’s business plan are achieved, Alisud will pay an additional earn-out price of at least €200,000 to TA.
●	On December 31, 2023, ICASGA was absorbed by ACI do Brasil S.A. (in which we hold 99.99% of the equity interest and the remaining 0.01% is held by the Majority Shareholder).

The following table lists our concessions by country, together with their commencement date and extension details (if any):

		CAAP			Current
		Effective	Number of	Concession	Concession		Extension
Country	Concession	Ownership	Airports	Start Date	End Date		Details
Argentina	AA2000	84.8%	35	1998	2038		—
	ANSA	77.7%	1	2001	2026
	BBL	85.0%	1	2008	2033		Extendable for 10 years(1)
Italy	TA (SAT)(2)	46.7%	1	2006	2048
							—
	TA (ADF)(2)	46.7%	1	2003	2045
							—
Brazil	ICAB	50.9%	1	2012	2037		5 years, extendable for additional 5 years if required to reestablish economic equilibrium

Uruguay	Puerta del Sur(3)	100%	7	2003	2053		—
	CAISA	100%	1	1993	2043	(4)
							—
Ecuador	TAGSA	50.0%	1	2004	2031		—
	ECOGAL	99.9%	1	2011	2026		—
Armenia	AIA	100%	2	2002	2032		Option to renew every 5 years
(1)	Subject to certain terms and conditions, including governmental approval.
(2)	Both SAT and ADF have merged with TA, of which CA Italy currently owns a 62.28% equity interest. We own 75% of CA Italy’s equity interest. We began operating the Pisa and Florence airports in 2014.
(3)	Includes the Uruguay New Airports, which were incorporated to the Carrasco Concession Agreement by means of the amendment executed in November 2021.
(4)	We acquired the shares of CAISA in 2008.

We began operating the Punta del Este Airport in 2008, the amendment to the concession agreement approving the extension of the Punta del Este Concession Agreement was executed on June 28, 2019 and an additional extension of 10 years was executed on May 15, 2024.

B.BUSINESS OVERVIEW

Overview

We acquire, develop, and operate airport concessions., positioning ourselves as a leading private airport operator in the world. As of the date of this annual report, we operate 52 airports across Latin America, Europe, and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the environments and geographies in which we operate by acquiring airport concessions in Armenia, Uruguay, Ecuador, Brazil, Italy, and additional concessions in Argentina.

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

Argentina is our largest and most established market where we operate and manage 37 of the 56 airports in Argentina’s national airport system, including the Argentina’s two largest airports, Ezeiza and Aeroparque. Since we acquired the rights under the AA2000 Concession Agreement, our airports in Argentina have consistently handled over 90% of Argentina’s total commercial passenger traffic each year.

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

Our concession agreements establish or otherwise regulate the rates that we may charge to aircraft operators and passengers for aeronautical services. We charge each departing passenger a fee for the use of our airports which varies depending upon whether the passenger’s flight is an international, regional, or domestic flight, and whether the passenger is in transit or not. Some of our concession agreements also allow us to charge additional fees to passengers for services such as enhanced security measures and reduced mobility assistance, among others. We charge customers our aeronautical fees for aircraft landing and parking, which depend on whether the flight is international or domestic, the maximum takeoff weight of the aircraft, the time slot and take-off time, among other factors. International fees are generally higher than domestic or transit fees.

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

Therefore, we recognize revenue and the associated costs of improvements to concession assets in relation with the concessions’ obligations to perform improvements as established in the respective concession agreements. Revenue represents the value of the exchange between us and the respective governmental authorities with respect to the improvements, given that we construct or provide improvements to the airports as obligated under the respective concession agreements, and in exchange, the governmental authorities grant us the right to obtain benefits for services provided using those assets, which are recognized as intangible assets. We recognize the revenue and expense in profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by us in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, we contract third parties to carry out such construction or improvement services, except in Italy, where we also own a construction company. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin. The amounts paid are set at market value.

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

Main Operations and Financial Consolidated Metrics

For the year ended December 31, 2024, we had total consolidated revenue of U.S.$1,843.3 million, net income from continuing operations of U.S.$307.9 million, Adjusted EBITDA of U.S.$628.7 million and Adjusted EBITDA excluding Construction Services of U.S.$622.2 million, and our airports handled 823,671 total aircraft movements and served 79.0 million total passengers (of which approximately 38.9% were international, approximately 51.9% were domestic and approximately 9.2% were transit passengers). For the year ended December 31, 2023, we had total consolidated revenue of U.S.$1.4 billion, net income from continuing operations of U.S.$226.5 million, Adjusted EBITDA of U.S.$677.7 million and Adjusted EBITDA excluding Construction Services of U.S.$671.3 million, and our airports handled 849,473 total aircraft movements and served 81.1 million total passengers (of which approximately 35.0% were international, approximately 56.3% were domestic and approximately 8.8% were transit passengers). For the year ended December 31, 2022, we had total consolidated revenue of U.S.$1.4 billion, net income from continuing operations of U.S.$165.6 million, Adjusted EBITDA of U.S.$456.7 million and Adjusted EBITDA excluding Construction Services of U.S.$454.8 million, and our airports handled 738,211 total aircraft movements and served 65.6 million total passengers (of which approximately 32.5% were international, approximately 57.6% were domestic and approximately 9.8% were transit passengers). See “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

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

The table below shows passenger traffic (in thousands) as reported by our subsidiaries:

	International	For the year ended December 31,
	or national
Airport	designation	2024	2023	2022

		(In thousand passengers)
“Aeroparque Jorge Newbery”	International	14,941.3	15,627.8	12,909.6
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	International	11,362.0	10,826.2	7,513.4
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	2,862.4	2,971.6	2,149.0
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	2,374.9	2,603.3	2,050.4
Aeropuerto de Mendoza, “El Plumerillo”	International	2,311.1	2,426.1	1,738.5
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,316.4	1,484.9	1,223.9
Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	International	1,504.2	1,567.2	1,187.2
Aeropuerto de Neuquén, “Presidente Perón”	International	1,143.1	1,138.1	898.9
Aeropuerto de Tucumán, “Tte. Benjamin Matienzo”	International	728.0	855.7	718.2
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	541.1	579.3	465.9
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	186.2	221.5	197.0
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	238.9	277.8	174.4
Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	International	181.9	246.6	210.1
Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	International	503.1	599.0	480.8
Aeropuerto de Resistencia, “José de San Martín”	International	196.5	201.2	247.1
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	299.5	321.3	286.2

		For the year ended December 31,
	International
	or national
Airport	designation	2024	2023	2022

		(In thousand passengers)
Aeropuerto de Posadas, “Libertador General D. José de San Martín”	International	325.0	409.9	230.9
Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	International	135.9	161.0	129.6
Aeropuerto Internacional de Formosa, “El Pucu”	International	97.7	107.1	88.9
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	60.5	76.1	75.8
Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	National	215.3	240.3	182.2
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	79.2	91.2	68.9
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	51.0	46.1	54.6
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	154.4	207.3	120.7
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	83.6	86.2	65.9
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	93.0	90.4	81.7
Aeropuerto de Paraná, “General Urquiza”	National	38.5	53.1	33.9
Aeropuerto de Santa Rosa	National	41.4	52.0	35.4
Aeropuerto de San Fernando	International	0.7	10.9	47.6
Aeropuerto de Viedma, “Gobernador Castello”	National	35.1	43.3	42.4
Aeropuerto Termas de Río Hondo	National	11.4	14.7	24.7
Aeropuerto de Río Cuarto, “Área de Material”	National	25.2	27.9	31.1
Aeropuerto de General Pico	National	0.0	0.0	0.2
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	1.1	5.9	0.5
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	National	0.0	0.6	2.7
Aeropuerto de Villa Reynolds	National	0.1	0.0	2.4
Aeropuerto El Palomar	International	0.0	0.0	2.2

Main Operating and Financial Metrics

In Argentina, our main concession is the AA2000 Concession Agreement, which accounted for approximately 40.8 million passengers, or 96.7% of the 42.1 million total passengers we served during the year ended December 31, 2024. Approximately 11.4 million of our passengers were at Ezeiza Airport and 14.9 million at Aeroparque Airport. For the year ended December 31, 2023, the airports under AA2000 Concession Agreement served, approximately 42.3 million passengers, or 96.8% of the total 43.7 million total passengers we served during the year ended December 31, 2023. Approximately 10.8 million of our passengers were at Ezeiza Airport and 15.6 million at Aeroparque Airport. For the year ended December 31, 2022, the airports under AA2000 Concession Agreement served, approximately 32.7 million passengers, or 96.8% of the total 33.8 million total passengers we served during the year ended December 31, 2022. Approximately 7.5 million of our passengers were at Ezeiza Airport and 12.9 million at Aeroparque Airport.

In our Argentina segment, AA2000 represented over 99.5% of our total revenues, 96.7% of our passengers and 96.4% of our air traffic movements during the year ended December 31, 2024. On a consolidated basis, AA2000 represented over 56.4% of our consolidated revenues, 51.6% of our total passengers and 52.6% of our air traffic movements during the year ended December 31, 2024.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31(1),
	2024		2023		2022
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$1,043.9	56.6%	$640.6	45.8%	$762.6	55.3%
Number of passengers (in millions)	42.1	53.4%	43.7	53.8%	33.8	51.5%
Air traffic movements (in thousands)	449.7	54.6%	458.6	54.0%	384.7	52.1%
Adjusted Segment EBITDA (in millions of U.S.$)(2)	$335.3	53.3%	$232.0	34.2%	$277.9	60.8%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(2)	$335.0	53.8%	$231.9	34.6%	$277.7	61.1%
(1)	We have included information for our three concessions in Argentina: AA2000, Bahía Blanca and Neuquén. We currently indirectly own 84.8% of the ordinary share capital of AA2000, 85.0% of the share capital of Bahía Blanca, and 77.7% of the share capital of Neuquén.

(2)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

AA2000 Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement.”

●	Term: The AA2000 concession agreement started in 1998 and expires in 2038, considering the new concession term after the extension granted by the Argentine Government in December 2020.
●	Concession fee: AA2000 must pay 15% of total revenues excluding construction service to the Argentine State.
●	AA2000’s capital expenditures under the Technical Conditions of the Extension amounts to the aggregate amount of approximately U.S.$500 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336 million plus VAT to be performed preferably within 2022 and 2023, and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession. As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. See “Technical Conditions of the Extension.”
●	Redemption of preferred shares: As established in the agreement for the extension, if AA2000 redeems the preferred shares before March 31, 2022, the amount redeemed can be credited towards the reduction of the phase 1 capex program. See “Technical Conditions of the Extension.” In February and March 2022, respectively, AA2000’s board of directors and the shareholders, by means of an extraordinary shareholders meeting, decided to redeem such preferred shares. See “AA2000 Ownership Structure.”
●	Economic equilibrium: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. The economic equilibrium is based on the IRR (“Internal Rate of Return”) that is derived from the Financial Projection of Income and Expenses, which considers actual numbers for previous years and ORSNA’s projections for future years. The ORSNA must verify the economic equilibrium on a yearly-basis and adjust the variables in case the IRR is below the target IRR. The adjustments could be made through increasing tariffs, reducing the concession fee or reducing the capital expenditure commitments.

AA2000 Ownership Structure

We currently indirectly own 84.8% of the share capital and voting stock of AA2000’s share capital. The Argentine Government owns 15.0% of AA2000’s share capital and voting stock.

In February and March 2022, respectively, AA2000´s board of directors and the shareholders, by means of an extraordinary shareholders meeting, decided to redeem the preferred shares of AA2000. As established in the Technical Conditions for the Extension, given that the preferred shares were redeemed before March 31, 2022, the amount so redeemed was credited towards the reduction of the phase 1 capex program. See “Technical Conditions of the Extension.”

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport, the leading airports in the Tuscany region, one of Italy’s most touristic regions. Florence Airport is an important world-class touristic destination serving full-cost carriers, while Pisa Airport has a proven low-cost carriers business model.

Main Operating and Financial Metrics

Of the approximately 9.0 million total passengers in the TA airports during the year ended December 31, 2024, approximately 5.5 million were in Pisa Airport and 3.5 million were in Florence Airport. Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2023, approximately 5.1 million were in Pisa Airport and 3.1 million were in Florence Airport. Of the approximately 6.7 million total passengers in the TA airports during the year ended December 31, 2022, approximately 4.5 million were in Pisa Airport and 2.2 million were in Florence Airport.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2024		2023		2022
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$138.8	7.5%	$133.4	9.6%	$117.2	8.5%
Number of passengers (in millions)	9.0	11.4%	8.2	10.1%	6.7	10.2%
Air traffic movements (in thousands)	82.2	10.0%	77.9	9.2%	68.9	9.3%
Adjusted Segment EBITDA (in millions of U.S.$)(1)	$44.3	7.0%	$39.1	5.8%	$21.2	4.6%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(1)	$38.3	6.2%	$32.9	4.9%	$19.5	4.3%
(1)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

Italian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Italy—The Pisa Concession Agreement,” and “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Italy—The Florence Concession Agreement.”

Term: The Florence airport concession began in 2003 and is expected to expire in 2045, while the Pisa concession agreement began in 2006 and is expected to expire in 2048. Both concession terms include the two-year extension granted by the Italian Government in July 2020, following a law in relation with the COVID–19 pandemic emergency measures.

Concession fee: TA is required to pay annual fees, based on a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post. The canon is to be paid in two separate semi-annual installments, due in July and January of each year. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2024, TA paid an annual canon of €3.9 million under the Pisa concession and €2.2 million under the Florence concession. For the year ended December 31, 2023, TA paid an annual canon of €3.9 million under the Pisa concession and €1.8 million under the Florence concession. For the year ended December 31, 2022, TA paid an annual canon of €1.4 million under the Pisa concession and €0.5 million under the Florence concession.

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

Master Plan: Florence Airport

Currently, Florence Airport cannot accommodate long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind and mainly operates in a one-way direction, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Whenever possible, affected flights are rerouted to Pisa Airport to minimize passenger disruption (or be rerouted to Bologna Airport, if needed). Plans are underway to optimize the airport’s infrastructure, including the construction of a new runway and a new passenger terminal. The new infrastructure aims to support sustainable development, reach its full potential and complement Pisa Airport’s offerings. In 2014, the 2014-2029 Florence airport master plan was defined, and received the technical approval from ENAC in 2015. In March 2015, ENAC started the environmental review procedure at the Ministry of Environment and on December 28, 2017, the Ministry approved the Environmental Impact Assessment (EIA) procedure. In April 2018, ENAC started the permit procedure under the master plan, which was later approved by the Infrastructure Ministry in April 2019.

However, on May 27, 2019, upon request of the Environmental Association (Associazione VAS Vita Ambiente) and other local municipalities, such the master plan approval was repealed by judgment No. 793. On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other national, regional and local authorities, appealed such judgement. On February 14, 2020, TA was notified of the rejection of the appeal by the Council of State, requiring. Therefore, ENAC (and TA) was forced to re-start the whole entire administrative process for the approval of the master plan.

During 2022, a project review of the master plan was performed and the new 2035 TA master plan was defined. In October 2022, TA initiated a public debate process as required under the new applicable law (D. Lgs 50/2016, D.P.C.M. 76/2018). This process was completed in February 2023, and in April 2023, TA submitted to ENAC the new 2035 Florence airport master plan. It received the technical approval by ENAC in May 2023, and at the beginning of June 2023 ENAC required the Ministry of Environment to start the new EIA-ESA procedure (a new integrated environmental procedure introduced by law in 2020). The scoping-phase of the EIA-ESA procedure was concluded in December 2023. Between January and March 2024, TA updated the master plan documents in compliance with the observations expressed by the Environmental Ministry at the end of the previous Scoping phase and in May 2024, ENAC required the Ministry to start the second phase (so called integrated assessment) of the EIA-ESA procedure. In July and August 2024, ENAC received from the Environmental and Culture Ministries a request for integration of the analyzed documents. At the end of November ENAC submitted the additional documents. The completion of the EIA-ESA procedure is foreseen by the end of April 2025.

Once finished the above environmental procedure at the Ministry of the Environment, ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning compliance. The procedure is expected to be carried out between the spring and the beginning of autumn 2025.

Master Plan: Pisa Airport

In connection with the Pisa Airport, on October 24, 2017, ENAC approved and signed our 2014-2028 master plan. We expect further investments in capital expenditures to allow the airport to increase its capacity between 6.5 and 7.0 million passengers in the short term. During 2022, TA initiated the preliminary works, and during 2023, the construction design for expansion and renovation of the passenger terminal was concluded. The works started at the end of July 2024 and are actually ongoing.

Economic equilibrium: our Italian airports operate under a dual-till model, that establishes a guaranteed return for the aeronautical activities, based on an established WACC. Therefore, aeronautical tariffs are adjusted in order to cover for aeronautical operating expenses as well as the allowed remuneration on capital expenditures.

TA Ownership Structure

TA is the result of the merger of Società Aeroporto Toscano (“SAT”), Galileo Galilei S.p.A. and Aeroporto di Firenze S.p.A. (“ADF”) on June 1, 2015, and is headquartered in Florence. As a result of the merger, CA Italy had a controlling stake of 51.1% of TA. In 2018, by means of two separate transactions, we acquired an additional 4.50% and 6.58%, respectively, in TA, increasing CA Italy’s ownership to 62.28% of its issued and outstanding common stock. Later in 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Mataar Holdings 2 B.V., which is indirectly controlled by Investment Corporation of Dubai, reducing our ownership in CA Italy to 75% and, consequently, our indirect ownership in TA to 46.71%.

TA is listed on Euronext Milan of Borsa Italiana S.p.A. under the ticker TYA. The year-end price for 2024 was €14.35 per share, representing a market cap of €267.1 million. Corporate capital amounted to €30.7 million, which is comprised of 18,611,966 ordinary shares with no nominal value.

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

Main Operating and Financial Metrics

In 2024, of the approximately 15.5 million total passengers in Brazil, approximately 15.2 million were in the Brasilia Airport and 0.4 million were in the Natal Airport. In 2023, of the approximately 17.1 million total passengers in Brazil, approximately 14.9 million were in the Brasilia Airport and 2.2 million were in the Natal Airport. In 2022, of the approximately 15.7 million total passengers in Brazil, approximately 13.4 million were in the Brasilia Airport and 2.3 million were in the Natal Airport.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2024		2023		2022
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$111.1	6.0%	$110.6	7.9%	$89.3	6.5%
Number of passengers (in millions)	15.5	19.7%	17.1	21.1%	15.7	24.0%
Air traffic movements (in thousands)	143.2	17.4%	158.4	18.6%	144.6	19.6%
Adjusted Segment EBITDA (in millions of U.S.$)(1)	$61.5	9.8%	$218.3	32.2%	$32.1	7.0%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(1)	$61.5	9.9%	$218.3	32.5%	$32.1	7.1%
(1)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

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

However, despite the fact that ICASGA may no longer hold the right to operate Natal Airport until the end of the original term, the re-bidding process was not effective until certain aspects beyond ICASGA’s control were confirmed, namely; i) that the re-bidding procedure for determining the new concessionaire be successfully completed and ii) that the bid offered by the winner of the bidding process be sufficient to pay the indemnity owed by the Brazilian ANAC to ICASGA.

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

The residual part of the budget was finally approved by the National Congress and endorsed by the President of Brazil on December 27, 2023 crystalizing a final gross indemnification of R$609.5 million (equivalent to U.S.$125.9 million).

Considering that all conditions for the concession agreement amended to be effective were met, as of December 31, 2023, a net gain of U.S.$166.5 million was recognized in ICASGA, mainly due to a gain for the reversal of impairment losses recognized in previous periods over intangible assets of U.S.$103.8 million (Note 12) and other operating income that includes the compensation for the assets and liabilities of the concession for a total of U.S.$62.7 million (Note 8). The related concession assets, including the concession intangible asset, and liabilities were derecognized as of December 31, 2023. The transaction did not have an impact on income tax as unrecognized tax loss carry forwards were used to compensate the current tax expense for an amount of approximately R$36.8 million (equivalent to U.S.$7.4 million). Based on tax advice received, management considers that the deduction of 100% of the tax loss carryforwards can be applied.

On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees and including the receivables related to re-equilibriums (a total net payment of R$199.7 million equivalent to U.S.$41.3 million), extinguishing all the concession fees obligations that ICASGA maintained. On January 5, 2024, the balance of the indemnification was collected totaling U.S.$90.6 million.

Additionally, on December 31, 2023, following ICASGA’s absorption by ACIB, a Brazilian subsidiary of CAAP, all the rights and obligations of ICASGA were transferred to ACIB.

Brazilian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement,” and “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Brazil—Natal Concession Agreement”

Term: The Natal Airport concession was awarded in August 2011 to ICASGA and would have expired in 2040. On March 5, 2020, however, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the termination process of the Natal Airport, and on November 19, 2020, CAAP announced the execution of the amendment. On December 28, 2023, ICASGA and ANAC entered into an agreement whereby ICASGA was absorbed by ACI do Brasil S.A. After the completion of successful bidding process, the operation of the Natal Airport was transferred to Zurich Airports (the new concessionaire). The Brasilia Concession Agreement started in 2012 and is expected to expire in 2037, which may be extended for an additional 5 years, if necessary, to reestablish economic equilibrium.

Concession fees: The Brasilia airport is required to pay the ANAC an annual fixed payment. The amount is R$180.0 million for the years 2021 through 2031 (for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037), R$301.4 million for 2032 and R$270.1 million for the years 2033 through 2037, as well as a variable payment, adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”). Brasilia Airport is also subject to an annual variable payment, equal to: (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to, R$469.8 million for the year ended December 31, 2022, and R$491.3 million for the year ended December 31, 2023; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly owned subsidiaries, for annual gross revenues above R$469.8 million for the year ended December 31, 2022, and R$491.3 million for the year ended December 31, 2023, if any. As of December 31, 2021, a 50% of the concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Regarding the concession fee to be paid in 2022, a partial payment of R$81.6 million (equivalent to U.S.$15 million) was made through the application of re-equilibrium credits. To pay the remaining amount, ICAB presented on November 21, 2022, an offer of court payment orders to the Ministry of Infrastructure, which is still under analysis. In December 2022, the Ministry issued an official letter confirming that until it issues a final opinion, ICAB is in compliance with its obligations. Regarding the concession fee to be paid in 2023, a partial payment of R$104.5 million (equivalent to U.S.$21.6 million) was made through the application of re-equilibrium credits. The remaining amount of R$248.2 million (equivalent to U.S.$51.3 million) was paid in cash. Regarding the year 2024, a partial payment of R$112.6 million (equivalent to U.S.$19.3 million) was made through the application of re-equilibrium credits. The remaining amount of R$257.3 million (equivalent to U.S.$44.1 million) was paid in cash, bringing the total to R$369.9 million (equivalent to U.S.$63.4 million).

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

Extraordinary review: an extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICASGA or ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk. We may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more events occurs (i.e. changes in any law or rule related to (a) the services that the concessionaire must provide or (b) any security procedure; operational restrictions resulting from any act (or omission thereof) by any governmental body; mandatory changes in tariffs or granting of tariff benefits; changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and a Force Majeure event). The review is based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium.

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

As of the date of this annual report, ICASGA has been fully absorbed by ACI do Brasil S.A., and the concession for the Natal Airport has been fully transferred to Zurich Airports (see “Item 4. Information On The Company—B. Business Overview—Our Airports by Country in Which We Operate—Brazil”).

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

Main Operating and Financial Metrics

In 2024, of the approximately 2.2 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 133 thousand were in the Punta del Este Airport. In 2023, of the approximately 2.0 million total passengers in Uruguay, approximately 1.8 million were in the Carrasco Airport and 134 thousand were in the Punta del Este Airport. In 2022, of the approximately 1.4 million total passengers in Uruguay, approximately 1.3 million were in the Carrasco Airport and 119.5 thousand were in the Punta del Este Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2024(3)		2023(1)		2022(2)
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$185.7	10.1%	$157.0	11.2%	$105.3	7.6%
Number of passengers (in millions)	2.2	2.8%	2.0	2.4%	1.4	2.2%
Air traffic movements (in thousands)	32.5	4.0%	32.0	3.8%	27.9	3.8%
Adjusted Segment EBITDA (in millions of U.S.$)(4)	$64.0	10.2%	$50.0	7.4%	$35.3	7.7%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(4)	$64.0	10.3%	$50.0	7.4%	$35.3	7.8%
(1)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$8.2 million.
(2)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.5 million.
(3)	Includes revenues for TCU and reflects intersegment adjustments of U.S.$7.9 million.
(4)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

Uruguayan Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—The Carrasco Concession Agreement,” and “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—The Punta del Este Concession Agreement”.

Term: The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which in August 2014 was extended for an additional 10-year period, until 2033, and further extended in November 2021, upon execution of the Amended Carrasco Concession Agreement, for an additional 20-year period until 2053. The Punta del Este Concession Agreement was executed in 1993 and was extended in 2019 for an additional 14-year period, until 2033, and further extended on May 15, 2024, upon execution of the Amended Punta del Este Concession Agreement for an additional 10-years period until 2043.

Concession fee: Puerta del Sur is required to pay annual concession fees, consisting of (a) basic fees, equal to the higher of (i) a fixed annual amount of U.S.$5.83 million and (ii) U.S.$5.36 per total annual passengers (some limits and exceptions apply), plus applicable cargo fees, and (b) additional fees, as long as the number of passengers exceed 1.5 million passengers per year, which is are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. The concession fee is to be made in two separate semi-annual installments, due July and December each year. As per a recent amendment to the Carrasco Concession Agreement, by which the area in which the old airport terminal is located was incorporated to the concession area for logistic activities, an additional cargo fee was created for cargo which does not arrive or departure by air.

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

Main Operating and Financial Metrics

The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31,(1)
	2024		2023		2022
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$110.3	6.0%	$105.2	7.5%	$96.2	7.0%
Number of passengers (in millions)	4.7	5.9%	4.8	6.0%	4.2	6.4%
Air traffic movements (in thousands)	76.1	9.2%	78.5	9.2%	77.0	10.4%
Adjusted Segment EBITDA (in millions of U.S.$)(2)	$33.7	5.4%	$32.0	4.7%	$29.0	6.3%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(2)	$33.7	5.4%	$32.0	4.8%	$29.0	6.4%
(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2024, 2023, and 2022. The revenue information for the years ended December 31, 2024, 2023, and 2022 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.
(2)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

Ecuadorian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Ecuador—The Guayaquil Concession Agreement,” and “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—The Galápagos Concession Agreement.”

Term: The Guayaquil Concession Agreement was executed in 2004 and has Tenth Amendments.

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

Capital expenditure commitments: as a result of the concession extension granted by Seventh Amendment, the Guayaquil Concession Agreement includes an obligation to execute new works and investments that will culminate in the year 2024, for a total reference amount of U.S.$32.2 million, of which U.S.$26.3 million were already invested as of December 31, 2023. This Seventh Amendment establishes that in the year 2024, a resurfacing project for the runway was to be executed for an approximate value of U.S.$8.0 million. However, said project was not technically necessary, which led to the execution of the Tenth Addendum which reallocates the investment funds and establishes a mechanism of mutual agreement to determine the allocation of those resources. Currently, works have been executed and investments made by TAGSA have been offset in the amount of U.S.$2.1 million, leaving a remaining balance of U.S.$4.9 million to be invested.

The Galápagos Concession Agreement expires in 2026. ECOGAL is still in the negotiation process with the Dirección General de Aviación Civil (“DGAC”) to obtain the economic-financial equilibrium of the concession agreement. On November 14, 2024, the Directorate General of Civil Aviation and Ecogal signed the Acceptance Act for the Restoration of the Economic-Financial Balance of the Concession Agreement for the Public Airport Service of Seymour Airport, Baltra Island, Santa Cruz Canton, Galápagos Province, which was rectified by an act dated December 3, 2024. These acts recognize Ecogal’s right to the restoration of the economic-financial balance and establish the compensation mechanisms. The agreements reached, in order to be valid and binding, must be formalized in a public deed, in accordance with Clause Fifty-Eight of the Concession Agreement, the Ecuadorian legal framework, and upon compliance with legal formalities.

TAGSA and ECOGAL Ownership Structure

We own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport, and 99.9% of ECOGAL, which operates and maintains the Galapagos Airport.

Armenia

In Armenia, we operate the only two airports for scheduled commercial flights in Armenia: The Zvartnots Airport, located in the capital city of the country, and the Shirak Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2024, of the approximately 5.4 million total passengers in Armenia, approximately 5.2 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2023, of the approximately 5.4 million total passengers in Armenia, approximately 5.3 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2022, of the approximately 3.7 million total passengers in Armenia, approximately 3.6 million were in the Zvartnots Airport and 0.05 million were in the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2024		2023		2022
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$252.8	13.7%	$252.5	18.0%	$207.5	15.1%
Number of passengers (in millions)	5.4	6.8%	5.4	6.7%	3.7	5.6%
Air traffic movements (in thousands)	39.9	4.8%	44.1	5.2%	35.2	4.8%
Adjusted Segment EBITDA (in millions of U.S.$)(1)	$102.7	16.3%	$99.7	14.7%	$68.9	15.1%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(1)	$102.3	16.4%	$99.6	14.8%	$68.8	15.1%
(1)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

Armenian Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company - B. Business Overview—Regulatory and Concessions Framework—Armenia—Armenian Concession Agreement.”

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

Main Customers

Main Aeronautical Customers

For the year ended December 31, 2024 our main aeronautical customers were LATAM Group, Aerolíneas Argentinas Group, Gol Transportes Aéreos, Copa, Avianca Group, Iberia Lineas Aereas Espana, American Airlines, FB Líneas Aéreas S.A., and Jetsmart Airlines S.A.. For the years ended December 31, 2024, 2023, and 2022, the aeronautical revenue received from LATAM Group totaled U.S.$124.2 million, U.S.$84.7 million, and U.S.$66.0 million, respectively, representing 14.2%, 13.1%, and 10.8%, respectively, of our total consolidated aeronautical revenue. For the years ended December 31, 2024, 2023, and 2022, aeronautical revenue received from Aerolíneas Argentinas Group totaled U.S.$123.5 million, U.S.$71.4 million, and U.S.$96.6 million, respectively, representing 14.1%, 11.1%, and 15.8%, respectively, of our total consolidated aeronautical revenue.

	For the Year Ended December 31,
	2024		2023		2022
		% of Total		% of Total		% of Total
	(in millions	Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical
Main Aeronautical Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
LATAM Group	124.2	14.2%	84.7	13.1%	66.0	10.8%
Aerolíneas Argentinas Group(1)	123.5	14.1%	71.4	11.1%	96.6	15.8%
Gol Transportes Aéreos	56.5	6.4%	37.1	5.8%	31.8	5.2%
Copa	53.5	6.1%	40.2	6.2%	44.1	7.2%
Avianca Group	37.7	4.3%	27.6	4.3%	24.1	4.0%
Iberia Lineas Aereas España	36.9	4.2%	23.8	3.7%	24.4	4.0%
American Airlines	34.3	3.9%	23.5	3.6%	32.3	5.3%
Jetsmart Airlines S.A	28.8	3.3%	15.7	2.4%	10.8	1.8%
FB Líneas Aereas S.A	24.9	2.8%	17.8	2.8%	16.8	2.8%
Others	356.4	40.7%	302.5	46.9%	263.0	43.1%
Total	876.7	100.0%	644.5	100.0%	609.8	100.0%
(1)	See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.”

The table sets forth our main aeronautical customers for the years ended December 31, 2024, 2023, and 2022, based on the total amount of aeronautical revenue.

Main Commercial Customers

In 2024, our main commercial customers were Dufry and Flyone Armenia. In 2024, we invoiced U.S.$89.2 million to Dufry and U.S.$21.4 million to Flyone Armenia, representing 12.1 % and 2.9%, respectively, of our total consolidated commercial revenue.

In 2023, our main commercial customers were Dufry and Flyone Armenia. In 2023, we invoiced U.S.$82.2 million to Dufry and U.S.$26.5 million to Flyone Armenia, representing 13.6% and 4.4%, respectively, of our total consolidated commercial revenue.

In 2022, our main commercial customers were Dufry and Flyone Armenia. In 2022, we invoiced U.S.$68.7 million to Dufry and U.S.$13.1 million to Flyone Armenia, representing 11.2% and 2.1%, respectively, of our total consolidated commercial revenue.

In December 2023, CAAP became holder of 49% of the equity shares of Navinten S.A., which operates the duty free shops in the airports of Uruguay; as of that date, Navinten S.A. is an associated company.

Our duty-free concession agreements are primarily long-term contracts and include a variable payment, as well as a required minimum fee. Variable payments are calculated as a percent of revenues. New contracts may include an upfront payment once executed. We also charge a separate fee for use of retail and warehouse space. The terms of each agreement with Dufry vary) depending on the jurisdiction and size of the airport where it operates.

The following table sets forth our main commercial services providers for the years ended December 31, 2024, 2023, and 2022, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2024		2023		2022
		% of Total		% of Total		% of Total
	(in millions	Commercial	(in millions	Commercial	(in millions	Commercial
Main Commercial Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Dufry	89.3	12.1%	82.2	13.6%	68.7	11.2%
Flyone Armenia	21.4	2.9%	26.5	4.4%	13.1	2.1%
Aeroflot Group	14.9	2.0%	11.8	2.0%	9.0	1.5%
Aerolíneas Argentinas Group	12.4	1.7%	10.2	1.7%	11.2	1.8%
Priority Pass	11.9	1.6%	9.5	1.6%	7.1	1.2%
Gategourmet	9.9	1.3%	4.3	0.7%	4.9	0.8%
Wizz Air	7.6	1.0%	7.6	1.3%	2.5	0.4%
Dragonpass	6.8	0.9%	3.7	0.6%	0.0	0.0%
GTK Russia State Transport	5.0	0.7%	4.8	0.8%	9.1	1.5%
Others	559.6	75.7%	443.0	73.5%	486.9	79.5%
Total	738.7	100.0%	603.7	100.0%	612.5	100.0%

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

Once the CSRD becomes enforceable in Luxembourg, the Company will fall within the “second tranche” of companies that will need to report in line with the final ESRS. This means that the Company will have to report in line with the ESRS and CSRD requirements for the first time in 2026, for the financial year ended on December 31, 2025.

On February 26, 2025, the European Commission proposed an “Omnibus Bill” to scale back the reach and impact of its sustainability-related reporting requirements. If approved, the Omnibus bill would postpone the compliance reporting date by two years.

During 2024, the Company completed its Double Materiality Assessment and obtained the final list of KPIs to disclose and comply with the CSRD. The results were shared with the local sustainability teams, and a workshop to review process of the outcome was held with the Audit Committee.

Also, the Company modified its Corporate Governance Code to give formal entity to the Corporate Sustainability Area and its relationship with the local sustainability teams, Executive Committee and Audi Committee.

Moreover, the Company’s strategy contemplates the implementation, in the near future, of the following steps:

●	Implement the status of every ESG reporting software for internal consolidation of information and its evidence for later external verification; KPIs needed in all of its subsidiaries to comply with the CSRD;
●	Development of internal corporate ESG policies and processes to assure compliance at a consolidated level, and allocate responsibilities across the group entities and teams;
●	Align the CSRD requirements to the current Corporate Strategy for the management of the ESG KPIs that are currently not being measured in the manner that the CSRD demands;
●	Perform a Climate Risk Assessment; and
●	Provision of regular sustainability and ESG related trainings to board members, executive teams and persons responsible for collecting sustainability-related information across the Company.

Regulatory and Concessions Framework

Introduction

As of December 31, 2024, we hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year original term. It was extended for 10 additional years on December 17, 2020 (ending February 13, 2038).

	ANSA Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year original term (ending October 24, 2021). It was extended until 2026.

	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25-year term (ending May 22, 2033). Concession may be extended for 10 years upon governmental approval.

Italy	Pisa Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending December 7, 2048).

	Florence Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending February 10, 2045).

Brazil	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.

Uruguay	Carrasco Concession Agreement and	Defense Ministry	Extension recently executed. Concession set to terminate on November 20, 2053.

	Punta del Este Concession Agreement	Defense Ministry	50-year term (ending October 26, 2043).

Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	27-year and 5-month term (ending July 27, 2031).

	Galapagos Concession Agreement	DGAC; STAC (as defined herein)	15-year term (ending July 6, 2026).

Armenia	Armenian Concession Agreement	Armenian Ministry of Territorial Administration and Infrastructure, CAC (as defined herein)	30-year term (ending June 8, 2032), with option to extend the term of the agreement by 5-year periods if in good standing.

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	Aeroparque “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	Malargüe	National	II
14.	Aeropuerto de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Paraná, “General Urquiza”	Paraná	National	I
17.	Aeropuerto de Posadas, “Libertador General D. José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Río Cuarto, “Área de Material”	Las Higueras	National	II
22.	Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	Río Gallegos	International	I
23.	Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	Río Grande	International	I
24.	Aeropuerto de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “Tte. Benjamín Matienzo”	San Miguel de Tucumán	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	El Palomar	International	I
35.	Aeropuerto de Neuquén, “Presidente Perón”(2)	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”(2)	Bahía Blanca	National	I
37.	Aeropuerto Termas de Río Hondo (3)	Termas de Río Hondo	National	I
(1)	The category determines the maximum fees we may charge. See in “Item 4. Information On the Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement,” the “Passenger Use Fees,” “Landing Fees,” and “Parking Fees.”

(2)	In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport and the Bahía Blanca Airport which are not subject to the AA2000 Concession Agreement. These airports are subject to Province of Neuquén and Municipality of Bahia Blanca regulations as well as to the ORSNA resolutions, respectively. See “—Other Airports we operate in Argentina.”
(3)	Pursuant to ORSNA’s Resolution No. 27/2021, the Termas de Río Hondo Airport has also been incorporated into the AA2000 Concession Agreement.

Sources of Regulation

We are subject to numerous regulations that govern the AA2000 Concession Agreement, the concession agreements for the Neuquén and the Bahía Blanca Airports, as well as our business and the operation of our business and airport operations These regulations are issued by the Argentine Congress, the Executive Branch, the Ministry of Transportation (currently, the Secretary of Transportation, under the Ministry of Infrastructure in accordance with the provisions of Decree No. 8/2023), the ORSNA and the Administration of National Civil Aviation (Administración Nacional de Aviación Civil or the “Argentine ANAC”).

Title III of Law No. 17,285, dated May 17, 1967 (as amended from time to time, including, but not limited to, the amendment introduced by Decree No. 70/2023, the “Argentine Aeronautical Code”), and Regulation No. 1/2017 of the Airport Infrastructure and Services General Bureau (Dirección General de Infraestructura y Servicios Aeroportuarios), set forth the basic regulatory framework for airports in Argentina. The Argentine Aeronautical Code defines the classification of airports including the designation of both international and national airports as well as the distinction between public and private airports. Decree No. 375/97 created the Argentine National Airport System and established the general framework for regulating the use, operation and management of the Argentine airport facilities that are part of the Argentine National Airport System. Pursuant to Decree No. 375/97, the Argentine Government may grant concessions to operate and manage some or all of the airports within Argentine National Airport System through a public bidding process open to both, national and international entities. Decree No. 375/97 provides that the Argentine National Airport System is regulated by the ORSNA, with respect to matters generally involving management and maintenance, and by the Argentine ANAC with respect to matters generally involving airport safety and air travel.

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

The Decree 70/2023, among other measures, (i) declares a public emergency in economic, financial, fiscal, administrative, pension, tariff, health, and social matters until December 31, 2025; (ii) repeals several laws related to government intervention in the economy; and (iii) implements amendments and changes to several laws and regulations aiming to deregulate the economy.

The main changes introduced by Decree 70/2023 are the following:

(i) Decree-Law No. 12,507/56 (national policy on aeronautics), Law No. 19,030 (national policy for air transport), and Decree No. 1654/02 (on the emergency of air transport), were abrogated;

(ii) civil commercial aviation is classified as an essential service;

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

Decree 70/2023 was rejected by the Senate in March 2024. However, as provided in Law No. 26,122, Decree 70/2023 will only become ineffective if it is expressly rejected by both legislative chambers. As of the date of this annual report on Form 20-F, the Chamber of Deputies has not set a date to consider the approval or rejection of Decree 70/2023. A repeal of Decree 70/2023, due to the rejection of both Chambers of the Congress will not have retroactive effect and, therefore, all rights acquired and legal relationships established during the validity of the decree will be valid. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Political events and political measures taken in Argentina could affect the country’s economy and the aeronautical sector in particular.”

The reforms introduced by Decree 70/2023 regarding air transportation were regulated by Decree No. 599/2024, which (i) repealed a series of regulations inconsistent with the new sector regulation; (ii) approved the Regulation on Access to Air Transportation Markets (“Reglamento de Acceso a los Mercados Aerocomerciales”); and (iii) introduced new rules on cooperation agreements between air transport companies (Article 110 of the Aeronautical Code). These measures aim to streamline market access, enhanced legal certainty, reduce bureaucratic and limits state discretion in granting air transport authorizations, promoting economic growth, optimizing services and facilitating new market entrants. Decree No. 599/2024 mandates the Secretary of Transport to take the necessary steps to issue new regulations for capacity and/or frequency allocation with a transitional framework in place until October 31, 2025, followed by a permanent system.

The goal of these regulations is to improve infrastructure efficiency and promote an impartial, non-discriminatory, and transparent allocation of resources. Key principles include free market access through expedited administrative procedures, fair competition between air operators and airport operators, tariff deregulation, commercial freedom in pricing, route and frequency setting, minimal government intervention incentives for new routes and operators, an equitable access to airport services.

In line with these reforms, additional regulations have been enacted including: (i) Decree No. 816/2024 approving the “Reglamento General de Infracciones en la Aviación Civil; (ii) Decree No. 825/2024 approving the rules regarding “Servicios Mínimos Esenciales en caso de Interrupción del Servicio de Transporte Aéreo”; (iii) Decree No. 883/2024 regarding the “Desregulación de Transporte Automotor Interjurisdiccional con Implicancia Operativa en Aeropuertos”; and (iv) Decree No. 941/2024 regarding the powers of delegation of the Aeronautical Authority, which includes the possibility of delegation of the monitoring powers of the aeronautical services in favor of certain entities or individuals. In addition, by virtue of Decree No. 873/2024 the government established that Aerolíneas Argentinas S.A under privatization status (“sujeta a privatización”). As of the date of this annual report, privatization process remains on hold, though government statements suggest it may be relaunched in the future. However, the timing and feasibility of this process are subject to potential political or economic obstacles.

If the deregulation policy impacts AA2000’s rights under the Technical Conditions of the Amendments, AA2000 may be required to take relevant measures to mitigate any effects on the economic equilibrium of the Concession. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The aeronautical policy reforms proposed by the Decree 70/2023 current administration may affect our business and result of operations.”

As of the date of this annual report, it is too early to determine how the regulatory changes introduced in 2023 and 2024 or any future regulation from the aeronautical regulatory bodies, may affect our business and our results of operations. The impact of these regulations will also depend on the level of privatization progress of Aerolíneas Argentinas S.A. and Intercargo (provider of ramp services).

Governmental Authorities

Role of the ORSNA

The Organismo Regulador del Sistema Nacional de Aeropuertos (ORSNA, as previously defined for its Spanish acronym) is the principal regulator of our airports under Argentine law and is an agency under the authority of the Secretary of Transportation. The ORSNA is responsible for establishing the rules and procedures that govern our management and maintenance of the airports we operate and for enforcing our compliance with Argentine laws and the terms of the concession agreements in Argentina, including our fulfillment of our investment plan and master plans. The ORSNA and the Argentine ANAC are jointly responsible for establishing the criteria for our development of airport safety manuals, airport operations manuals, emergency plans and maintenance programs.

All disputes arising in connection with the operation or management of our airports must be submitted to the ORSNA prior to submitting them before federal courts. If we challenge any of ORSNA’s decisions, we may seek final judgment on the matter from the Secretary of Transportation and subsequently from the Argentine federal court system.

Role of the Argentine ANAC

Under the authority of the Secretary of Transportation, the Argentine ANAC is responsible for providing services relating to aeronautical activities, including air traffic control and flight protection services.

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

Within the renegotiation framework established by Decree No. 311/03, on July 20, 2005, we executed a memorandum of understanding with the Argentine Government which sets forth the guidelines for the renegotiation of the AA2000 Concession Agreement. The renegotiation of the AA2000 Concession Agreement resulted in a preliminary memorandum of agreement, which after being negotiated and reviewed by the proper authorities, was executed by the Argentine Government and us on April 3, 2007, (“Final Memorandum of Agreement”).

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

Term

The AA2000 Concession Agreement was for an initial period of 30 years through February 13, 2028. In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020 (the “Technical Conditions of the Extension”) see “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement”). This extension was part of an agreement entered with the ORSNA with an aim to mitigate the impact of the COVID-19 pandemic in our operations and further includes our commitment to incremental capital expenditures as discussed below in “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension.” The ORSNA may require us to continue complying with the terms of the AA2000 Concession Agreement for a term of no more than 12 months following the termination of the AA2000 Concession Agreement. In such a case, the ORSNA shall expressly notify us of its decision no less than six months prior to the termination of the AA2000 Concession Agreement.

Technical Conditions of the Extension

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 13, 2038. Pursuant to the Technical Conditions of the Extension, AA2000 required to comply with the following commitments:

●	assign funds equal to U.S.$132 million as direct investment to complete works pending for the years 2020 and 2021 (also previously defined herein as the 2020/2021 Direct Investment Commitment);
●	do its best efforts to secure, before December 31, 2021, funding, to enable AA2000 to have an early inflow of up to (a) U.S.$85 million in the “Trust Fund for Works of Group A of Airports of the National Airport System;” and (b) U.S.$124 million in the “Additional Fund for Substantial Investments in Group A of Airports”; (also previously defined herein as the Development Trust Leverage Commitment);
●	secure availability of funds, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, for an aggregate amount of U.S.$406.5 million (VAT included), which must be applied to: (a) works considered as direct investment, to be carried out, preferably, during the years 2022 and 2023 (also previously defined herein as the 2022/2023 Commitment); and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022 (also previously defined herein as the Redemption of the Preferred Shares Commitment, and together with the 2022/2023 Commitment, the Availability of Funds Commitment); and
●	make direct investments for U.S.$200 million (VAT included) between the years 2024 and 2027, at an annual average of U.S.$50 million (VAT included), provided that this volume of investment shall be complementary to any direct investment balance carried forward from the 2021/2023 period (also previously defined herein as the 2024-2027 Commitment).

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

With respect to the Development Trust Leverage Commitment, in December 2022 and January 2023, AA2000 informed the ORSNA that it has complied with its best-efforts obligation under this commitment. On May 22, 2023, in response to the filing made by AA2000, the ORSNA took note of the best efforts performed by AA2000 in compliance with the Development Trust Leverage Commitment and requested to AA2000 its collaboration so that, if ORSNA deems it appropriate and the financial landscape improves, other financing options for the Development Trust may be sought. In light of this, on May 23, 2023, AA2000 expressed its agreement to fully collaborate with the ORSNA to that end.

Regarding the Phase 1 Commitment, the Company completed the infrastructure works in the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021, while it is currently executing the Phase 2 Commitment. In February 2024 and November 2024, AA2000 informed the ORSNA about the status of the Phase 1 Commitments. In the filing made in November 2024, AA2000 informed the ORSNA about the investments performed as of December 31, 2024 and May 31, 2024 (including accounting certifications to support the information submitted by AA2000). Between January 1, 2022, and December 31, 2023, investments for an amount of U.S.$363 million have been completed (including the Redemption of the Preferred Shares Commitment), while between January 1, 2022, and May 31, 2023, the aggregate amount of investments performed under this commitment amounts to U.S.$407.1 million (VAT included). As of the date of this annual report, the ORSNA has not issued a response to the filings made by AA2000. With respect to the Phase 2 Commitment, AA2000 executed works for U.S.$52.0 million (VAT included), which surpasses the required commitment amount for 2024 under this phase.

As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. However, failure to fully comply with the ongoing commitments (in particular, the Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, New Money 2021 Notes, and the ICBC Dubai Loan. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement— The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement.” For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Pursuant to the provisions of the Technical Conditions of the Extension and Resolution No. 60/2021, the Company withdrew all claims and lawsuits filed or in progress against the Argentine Government and/or its decentralized entities, whether in administrative, arbitration or judicial venues. See “Legal Procedures.”

Property

Pursuant to the AA2000 Concession Agreement, the Argentine Government transferred to us all of its personal property and the right to use real property in connection with the airports under the AA2000 Concession Agreement for the term of the concession. Under the terms of the AA2000 Concession Agreement, we are required to use the real property to satisfy all airport service needs and we are required to provide for the ongoing maintenance of the property. However, we have the right to grant sub-concessions or otherwise allow third parties to use the real property, subject to the prior notification to the ORSNA. In the event of the destruction of all or part of the real property, we are responsible for the payment of all expenses related to the repair or replacement of the property except for damages that occur in connection with acts of God or a force majeure event or if the damaged property is not necessary for complying with our obligations under the AA2000 Concession Agreement. If any event occurs during the term of the AA2000 Concession Agreement that makes the continued use of any property impossible, we are required to return such property to the Argentine Government and will have no recourse against the Argentine Government for the damages we suffer. We are also required under the terms of the AA2000 Concession Agreement to grant to the Argentine Air Force free of charge the space necessary at each airport under the AA2000 Concession Agreement to conduct its assigned duties under the AA2000 Concession Agreement and Argentine law. The Argentine ANAC is responsible for all costs and maintenance in connection with the space provided to it. At the end of the AA2000 Concession Agreement, we are required to transfer all personal and real property, together with any improvements thereto, back to the Argentine Government.

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

Pursuant to the provisions of the Technical Conditions of the Extension, exclusivity established by the AA2000 Concession Agreement was maintained. However, the exclusivity with respect to certain areas of influence, outside the city of Buenos Aires which includes the Ezeiza, Aeroparque, San Fernando and El Palomar airports, was cancelled. Likewise, exclusivity in the areas of influence will be maintained throughout the national territory for the activity of tax warehouses (“depósitos fiscales”).

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

Liabilities

Under the AA2000 Concession Agreement, we are liable for all damages caused to the Argentine Government and/or third parties because of our performance of the AA2000 Concession Agreement and our failure to perform our obligations thereunder.

Penalties

Under the terms of the AA2000 Concession Agreement, on December 13, 2004, the ORSNA issued Resolution No. 88/2004, approving the Rules on Penalties for Infringements of the Concessionaire of the airports under the AA2000 Concession Agreement (Régimen de Sanciones de Aplicación al Concesionario del Grupo “A” de Aeropuertos del Sistema Nacional de Aeropuertos). If we breach any of our obligations under the AA2000 Concession Agreement, the ORSNA has the right to impose monetary fines as it deems appropriate. In addition, in accordance with the provisions of the AA2000 Concession Agreement, delays in implementing the investment plan according to the schedule would result in the ORSNA’s imposition of a penalty equal to 10% of the value of the work that is delayed, which could be collected directly by the ORSNA against the performance guarantee, as discussed further below. Any monetary fines imposed by the ORSNA would only become due and payable after a final administrative decision.

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

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. In the event that the ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to SOFR (Secured Overnight Financing Rate) from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of the ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond which currently amounts to AR$26.4 billion and which we intend to renew on an annual basis.

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of U.S.$25.0 million to comply with our obligation for 2024/2025.

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

Collateral Assignment of Revenue

AA2000 may collaterally assign revenue from the concession to secure funding, provided it does not affect the Specific Allocation of Revenue or the financing of the investment plan. Such assignments, if made into a trust, may remain effective even if the AA2000 Concession Agreement is terminated, subject to government oversight and ORSNA approval.

ORSNA has authorized multiple collateral assignments, including the Tariff Trust, which secures up to U.S.$400 million in international passenger use tariff revenue for various debt holders, and the Cargo Trust, which secures up to U.S.$235 million in collection rights from Terminal de Cargas Argentinas S.A. and potential termination payments. Upon full repayment of the Argentine Notes Series 2017 and 2020, AA2000 intends to amend both trusts to ensure that the Argentine Notes Series 2021 are secured pari passu with existing beneficiaries. ORSNA approved these amendments under Resolution No. 66/2021.

For further details on repayments, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

As of the date of this annual report, it is not possible to determine the regulatory treatment that will be given to ramp services in the future, notwithstanding, the contractual rights the Company holds over the ramp service under its Concession Contract and such Technical Conditions of the Extension. If the Argentine Government decides to terminate, cancel or conclude the concession contract for the service rendered by Intercargo, the concession for such services shall be transferred to AA2000, who shall render the services on its own or through a third party or parties hired for that purpose.

●	Agreement with Interbaires:

On April 24, 1990, the Argentine Government granted a 20year concession to Interbaires, which may be automatically extended for an additional 10year term. Interbaires operates the duty free shops at Ezeiza, Aeroparque and the airports of Córdoba, Bariloche, Mendoza, Mar del Plata and Iguazú. AA2000 agreed to extend the concession on May 4, 2010. The additional term under which Interbaires will continue providing services to us expires on February 8, 2028. Interbaires pays us a monthly royalty fee equal to 15% of its total gross revenue, net of VAT.

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

Specific Allocation of Revenue

Under the terms of the AA2000 Concession Agreement, we are required to, on a monthly basis, allocate an amount equal to 15% (in Argentine pesos) of the total revenue derived from the concession (“Specific Allocation of Revenue”), pursuant to the following percentages:

●	11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System, as determined by ORSNA;
●	1.25% of total revenue to a fund to study, control and regulate the AA2000 Concession Agreement, which shall be administered and managed by the ORSNA; and
●	2.5% of total revenue to a trust for investment commitments for the airports under the AA2000 Concession Agreement.

However, for the purpose of calculating the Specific Allocation of Revenue, we do not take into account our revenue derived from reimbursement of expenses by our sub-concessionaire’s, revenue derived from Construction Services under IFRIC 12, and the revenue resulting from our contributions to the Development Trust aimed at investments in our airports equivalent to 2.5% of the total revenue derived from the AA2000 Concession Agreement.

Investment Plan

Investment Commitments

Under the terms of the AA2000 Concession Agreement and the Technical Conditions of the Extension, AA2000 is required to make capital expenditures in accordance with its investment plan through 2038.

Prior to the approval of the Technical Conditions of the Extension, required investment commitments from January 2006 until 2028 were AR$2.2 billion (at December 2005 values). As of December 31, 2021, AA2000 had invested AR$2.9 billion (at December 2005 values) under our investment plan. Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 are under ORSNA’s review. AA2000’s investments have been funded through operating cash flow, funds from the Development Trust and the net proceeds from our issuance of indebtedness.

The amount of capital expenditures for the 2028-2038 period will be established by the ORSNA according to the operating needs of the aeronautical system and the equilibrium of the AA2000 Concession Agreement. In addition, the Technical Conditions of the Extension includes as an exhibit the indicative Financial Projection of Income and Expenses up to 2038 (calculated in December 2019 values).

As of the date of this annual report, AA2000 has substantially complied with its commitments. However, failure to fully comply with the pending obligations (in particular, Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of AA2000 Concession Agreement. For further details, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concession Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension”; Item 3. Key Information—Risk Factors—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement”; and Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—If ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.”

Compliance with the Investment Plan

AA2000’s five-year investment plans, submitted to ORSNA, focus on meeting operating needs, increasing capacity, and ensuring compliance with international quality and safety standards. Works must be approved by ORSNA and included in the investment plan. Any authorized excess investments are considered for the economic equilibrium. Each 5-year investment plan must be submitted by January 31 of the preceding year, and any ORSNA-requested modifications must be implemented to avoid a Concession Agreement violation.

ORSNA may adjust project timelines or require additional works, provided they do not exceed the agreed investment commitments for the period.

All investment activities are recorded in an ORSNA-managed registry, tracking both physical and financial progress. AA2000 must provide all necessary documentation and reports as required by ORSNA.

Master Plan

Under the terms of the AA2000 Concession Agreement, we are also required to establish a master plan for each of our airports. This master plan must be approved by ORSNA and can only be subsequently amended with their approval.

Economic Equilibrium

The economic equilibrium under the AA2000 Concession Agreement is determined based on the Financial Projection of Income and Expenses which outlines fund flows through 2038. ORSNA conducts annual reviews to preserve this balance, adjusting three key factors if necessary: (i) payments to the Argentine Government, (ii) aeronautical services fees (such as passenger use fees and aircraft landing and parking fees), and (iii) required investments. ORSNA then determines the adjustments to be made to these three factors that would be needed, if any, to achieve economic equilibrium through the term of the AA2000 Concession Agreement. Historically, only services fee and investment commitments have been adjusted, with annual revisions effective as of April 1.

AA2000 may propose additional charges not included in the AA2000 Concession Agreement if they improve technical and financial conditions for users and air operators. ORSNA periodically reviews and approves these adjustments.

In July 2023, ORSNA issued Resolution No. 56/2023, approving financial projections for the period 2019 – 2023, with a full review pending recovery of international passenger traffic to 2019 levels. AA2000 challenged this resolution in court, requesting a review of 2018-2022 projections and tariff adjustments to restore the 16.45% internal rate of return required under the Technical Conditions of the Extension. Following an agreement in November 2023, the lawsuit was suspended.

ORSNA later approved yearly adjustments for 2018-2020 (Resolution 65/2023), and for 2021-2023 (Resolution 36/2024, notified on December 9, 2024). AA2000 has requested a review of Resolution 36/2024, contesting capital and maintenance expenses, passenger traffic projections, commercial revenues, and delays in equilibrium revisions. As of this report, the administrative proceeding is suspended.

ORSNA continues to review aeronautical service fees periodically.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001/2002 economic crises, we and the Argentine Government, among other parties, had several claims against each other for breach of payment obligations under the AA2000 Concession Agreement. As a result of the withdrawal of such claims, we and the Argentine Government agreed that the total amount to be paid by us to the Argentine Government was AR$849.1 million, which we reflected in AA2000’s Audited Consolidated Financial Statements for the year ended December 31, 2006. We also agreed that this amount would be settled as follows:

●	23.0% (AR$195.0 million), was fully satisfied in 2011;
●	18.6% (AR$158.0 million) through the issue of convertible notes, which were converted into shares of AA2000 in December 2011; and
●	58.4% (AR$496.1 million) was capitalized through the delivery to the Argentine Government of 496,161,413 preferred shares which were convertible into common shares of AA2000. The preferred were redeemed in March 2022.

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

Regulation of Fees

The AA2000 Concession Agreement establishes the maximum fees that we may charge to aircraft operators and passengers for aeronautical services that principally consist of passenger use fees for the use of the airports, which are charged to each departing passenger and vary depending on whether the passenger’s flight is an international, regional or domestic flight, and aircraft fees, which are charged for aircraft landing and aircraft parking and vary depending on whether the flight is international or domestic, among other factors. In accordance with its annual review of our financial projections, the ORSNA may adjust the maximum fees which we may charge, considering increases in air traffic, improvements in efficiency, increases in taxes, the level of services provided, as well as projected investment levels under the master plan and the need to preserve the economic equilibrium of the AA2000 Concession Agreement. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Economic Equilibrium” above. In addition, from time to time as established by the ORSNA, we may set fees for arrangements not contemplated under the AA2000 Concession Agreement when the implementation of such additional charges represents technical and financial improvements in the provision of services to airlines and passengers. Under Argentine law, we have the right to collect all passenger use fees and aircraft fees.

Pursuant to ORSNA Resolutions Nos. 04/2021 and 83/2021 airlines that pay aircraft landing fees on time benefit from a 70.0% discount of the international aeronautical fees set forth in Annex II of the Final Memorandum of Agreement.  As of the date of this annual report, the discount entails a 48.42% effective discount on landing fees, and a 42.78% effective discount on parking fees.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2022 (except for domestic flights, which are effective for tickets issued as of October 9, 2024, to be used from November 9, 2024, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I		II		III		IV
International flights(1)	U.S.$	57.00	U.S.$	37.97	U.S.$	39.66	U.S.$	39.66
Domestic flights(2)	AR$	5,685.00	AR$	3,963.00	AR$	3,472.00	AR$	3,472.00
(1)	By means of Resolution No. 81/2023 issued by the ORSNA on November 16, 2023, the ORSNA amended the Use Fees for the “MyD. Carlos Eduardo Krause” Airport in the city of Puerto Iguazú, Province of Misiones, for direct international flights originating from the city of Puerto Iguazú Airport with direct international destinations, without connections to other national airports, setting it at the amount of U.S.$15 per passenger for tickets issued as November 21, 2023, to be used from January 1, 2024. The Company filed with the ORSNA a motion for clarification and reconsideration (“recurso de aclaratoria y reconsideración”) against said resolution.
(2)	Tariffs established by Resolution No. 29/2024 issued by the ORSNA on October 8, 2024 and published in the Official Gazette on October 9, 2024.

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

If the Argentine Government elects to terminate the AA2000 Concession Agreement (even due to our breach), it is required to pay us the value of the aeronautical investments (contemplated under the AA2000 Concession Agreement or specifically authorized by the ORSNA as aeronautical investments within our airports’ premises) we have made that have not been amortized as of the time the termination is ordered, after deducting compensation for damages incurred.

In the event that the Argentine Government elects to terminate the AA2000 Concession Agreement for one of the reasons stated above, the Argentine Government and the ORSNA may also foreclose on and collect the full amount of the performance guarantees.

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, the New Money 2021 Notes, and the ICBC Dubai Loan. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes Series 2017, the Argentine Notes 2020, the Argentine Notes Series 2021, the New Money 2021 Notes, and the ICBC Dubai Loan. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.

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

Upon our termination of the AA2000 Concession Agreement, we shall be entitled to damages from the Argentine Government:

Additionally, if the Argentine Government’s breach of the AA2000 Concession Agreement that gives rise to our termination of the AA2000 Concession Agreement is caused by the negligence, fault or willful misconduct of the individuals acting on behalf of the Argentine Government, we shall have the right to demand compensation for all damages, with the exception of lost profits.

Termination of the AA2000 Concession Agreement shall be deemed a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, the New Money 2021 Notes, and the ICBC Dubai Loan. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government. The collateral assignment of revenue must be previously authorized by a resolution of the ORSNA who is also responsible for auditing the application of the funds. On January 17, 2017 April 24, 2020, and October 15, 2021 the ORSNA issued Resolutions No. 1/2017, 21/2020, and No. 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenue under the Tariff Trust. On August 8, 2019, August 18, 2020, March 16, 2021, June 17, 2021, and October 15, 2021, the ORSNA issued Resolutions Nos. 61/2019, 57/2020, 2/2021, 3/2021 y 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenues and rights established by the Cargo Trust. Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 are cancelled in full, AA2000 intends to amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine Notes Series 2021 become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries become secured by the Tariffs Trust on a pro rata and pari passu basis with the Argentine Notes Series 2021. Pursuant to Resolution No. 66/2021 the ORSNA authorized the amendment and restatement of the Tariff Trust and the Cargo Trust. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Collateral Assignment of Revenue.”

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

Under the Development Trust, the following trust funds were established:

●	“Trust Fund to Study, Control and Regulate the Concession,”
●	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,”
●	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,”
●	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,”
●	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations,”.

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

The Development Trust provides that we may pay the amounts in cash payable to the Development Trust through the assignment of credits owed to us originated in aeronautical services and/or commercial services within the AA2000 Concession Agreement, subject to ORSNA’s prior authorization. In light of this, in February 2021, AA2000 requested authorization to the ORSNA to implement the agreement reached with Aerolíneas Argentinas under which AA2000 will assign to the Development Trust the credit against Aerolíneas Argentinas and Austral Líneas Aéreas for the aggregate amount of AR$120 million and U.S.$36 million corresponding to the debt owed by these companies as of March 31, 2020. On June 14, 2022, ORSNA notified AA2000 that the Ministry of Transportation had completed its intervention and approved the assignment of Aerolíneas Argentinas credit.

As of the date of this annual report, AA2000 has notified both, Aerolíneas Argentinas, as assigned debtor, and Banco de la Nación Argentina, as trustee under the Development Trust, about the assignment. Also, in 2022, AA2000 received a payment in cash from Aerolíneas Argentinas, for an amount of approximately U.S.$15 million, and additional payments in cash in 2023 for an aggregate amount of approximately U.S.$27.5 million, including both outstanding debt and current amounts. As of the date of this annual report, Aerolíneas Argentinas is negotiating with AA2000 the repayment of the pending invoices.

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

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

●	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.
●	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.
●	In implementation of Law No. 537/1993, Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.

●	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.
●	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the abovementioned Ministerial Decree No. 521/1997, issued the Directive No. 141T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

●	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.
●	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.
●	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.
●	Directive 96/67/EC on access to the ground handling market at European Union airports and the corresponding implementation of Legislative Decree No. 18/1999, as subsequently amended and supplemented.
●	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.
●	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.
●	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.
●	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.
●	EU Regulation No. 139/2014 laying down, for countries that are part of the European Union, technical requirements and administrative procedures relating to airports;
●	EU Regulation No. 1139/2018 establishing, for countries that are part of the European Union, common rules in the field of civil aviation, creating the European Aviation Safety Agency (EASA);
●	Law No. 77, enacted on July 17, 2020, extended the term under the Italian Concessions Agreements for two additional years.

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

As discussed above, the Italian Government may exercise its veto power in relation to the adoption of shareholders’ meeting or management body meeting resolutions of companies that own strategic assets in the transport sector in the matters indicated in Article 2, paragraph 2, of Law Decree No. 21/2012. Accordingly, the company that owns these strategic assets must notify the Prime Minister’s Office (Presidenza del Consiglio dei Ministri) within ten days of the implementation of any such resolution and must provide the complete set of information concerning the resolution itself (Article 5, Presidential Decree 86/2014). The Prime Minister’s Office will announce any veto it may issue within 15 business days after being so notified. If additional information is requested by the Prime Minister’s Office, the deadline for giving notice of any veto is postponed once until such requested information is received. The Italian Government’s veto power may also be exercised by imposing specific requirements or conditions if such requirements and conditions are considered to be sufficient to ensure protection of the public interest in the security and operation of the networks and installations and ongoing provision of services. If the deadline for announcing any veto expires without any order having been issued, the transaction is deemed approved and can be executed.

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

Obligations Assumed by TA as Concessionaire

Under the terms of the Pisa Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining Pisa Airport, which includes, inter alia, the performance of the following obligations and activities:

●	paying the annual concession fee;
●	performing the works provided by the plan of works (programma d’intervento) and the ordinary and extraordinary maintenance works;
●	entering into an operating agreement (contratto di programma) with ENAC;
●	adopting all appropriate measures in favor of the neighboring territorial communities and their security;
●	organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;
●	providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;
●	obtaining prior authorization from ENAC to appoint sub concessionaires to carry out airport activities and to give prior written communication to ENAC of the sub concession of other activities (e.g., commercial activities), in any case ensuring that the relative third-party sub concessionaires obtain insurance policies to cover the risks related to their respective activities;
●	providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;
●	adopting all necessary measures to ensure the provision of the fire-fighting service;
●	ensuring the carrying out of airport security control services;
●	complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;
●	preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and
●	guaranteeing the suitability of the standards of offered services.

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January  2024, under the Pisa Concession:

	2024 (1)
	(in Euros)
Takeoff/Landing
Landing and take offs (< 25 t)	2.34
Landing and take offs (> 25 t (each subsequent ton))	3.23
Parking (per hour or fraction besides the first two hours)	0.27
Cargo embarking/ Disembarking	0.0238
Check-in desks	1.45
Assets for exclusive use/offices	66.35
Fueling	0.0057
Passengers charges (EU adult)	5.98
Passengers charges (EU child)	2.99
Passengers charges (EXTRA EU, adult)	6.86
Passengers charges (EXTRA EU, child)	3.43
Body Check & Hand Baggage Security	2.25
Hold Baggage Security	0.73
Deicing	0.13
Loading bridge (till 1 hour)	85.88
Loading bridge (after the 1st hour)	171.76
Assets for exclusive use-offices	199.06
Assets for exclusive use – technical operating room	66.35
Assets for exclusive use – airside areas	19.91
PRM	1.09	(2)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 82264/23 dated December 21, 2023.
(2)	Effective as of February 1, 2021.

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined by the Ministry of Finance and the Ministry of Infrastructure and Transport pursuant to Law No. 662/1996.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2024, TA paid an annual canon equal to €3.9 million under the Pisa Airport Concession Agreement.

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

Investment Plan

Under the terms of Pisa Concession Agreement, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective concession. On October 24, 2017, ENAC approved and signed our 2015-2028 master plan for Pisa Airport.

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

Termination, Revocation and Forfeiture

The Pisa Concession Agreement will expire on December 7, 2048.

Termination upon Breach by TA

If ENAC determines that TA is in breach of the relevant provisions of the Italian Navigation Code or of the Pisa Concession Agreement, TA shall be liable for the payment of a penalty equal to 20% of the annual concession fee (in any case, not less than €50,000). If TA repeats a breach of the same nature within a period of two years, the relative penalty shall amount to 40.0% of the annual concession fee (in any case, not less than €100,000). In the instance of multiple violations within the period of two years, the penalty shall be equal to 70.0% of the annual concession fee (in any case, to a sum not less than €170,000). The abovementioned penalty shall also be applied should TA fail to deliver the required plans and programs or not achieve the relevant quality objectives within the provided deadlines.

If TA breaches any of the relevant provisions concerning security, the penalty shall amount to 30% of the annual concession fee (in any case, not less than €75,000 and if a violation of the same nature be repeated within a period of two years, 60.0% of the annual concession fee (in any case, not less than €150,000).

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

Dispute Resolution

Under the Pisa Concession Agreement, ENAC and TA may elect to have a dispute concerning the Pisa Concession Agreement be decided by an arbitration panel, without prejudice to their right to file their claims before the competent courts. The arbitration panel shall be composed of three members, of which TA and ENAC may appoint one each and the chairman being appointed by the two selected by TA and ENAC. Should the two arbiters fail to reach an agreement on the appointment of the chairman of the panel, the relative appointment shall be made by the chairman of the Italian State Council (Consiglio di Stato). ENAC has no liability in the disputes between or among TA, sub concessionaires and third parties that arise in relation to the Pisa Concession Agreement.

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

Obligations Assumed by TA as Concessionaire

Under the terms of the Florence Concession Agreement, TA is responsible for developing, managing, exploiting, operating and maintaining the Florence Airport, which includes the performance of the following obligations and activities:

●	paying the annual concession fee;

●	performing the works provided by the plan of works (programma d’intervento) and the ordinary and extraordinary maintenance works;
●	entering into an operating agreement (contratto di programma) with ENAC;
●	adopting all appropriate measures in favor of the neighboring territorial communities and their security;
●	organizing and managing the airport business, ensuring the optimal use of available resources for the purpose of providing an adequate level of services and activities, to be carried out in compliance with the principles of security, efficiency, cost effectiveness and environmental protection;
●	providing its services under conditions of continuity and regularity, in compliance with the impartiality principle and in accordance with the applicable non-discrimination rules;
●	obtaining prior authorization from ENAC to appoint sub concessionaires to carry out airport activities and to give prior written communication to ENAC of the sub concession of other activities (e.g., commercial activities), in any case ensuring that the relative third-party sub concessionaires obtain insurance policies to cover the risks related to their respective activities;
●	providing all of the necessary support for the relevant public administrations to carry out their emergency and health services within the context of the airport business and management;
●	adopting all necessary measures to ensure the provision of the fire-fighting service;
●	ensuring the carrying out of airport security control services;
●	complying with the relevant obligations provided under the applicable framework and periodically communicating data on the quality of offered services to ENAC;
●	preparing and presenting to ENAC a report on the implementation status of the operations program and related investment plan; and
●	guaranteeing the suitability of the standards of offered services.

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2024, under the Florence Concession Agreement:

	2024
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.81
Landing and takeoff fees (each subsequent ton)	6.45
Aircraft parking (per hour or fraction after first two hours)	0.22
Passengers charges (EU adult)	11.07
Passengers charges (EXTRA EU adult)	13.40
Passengers charges (intra EU flights, child)	5.54
Passengers charges (EXTRA EU, child)	6.70
Cargo embarking/disembarking charges	0.246
Body check and hand baggage security	1.73
Hold baggage security	0.99
PRM	1.56	(2)
Assets for exclusive use – offices	267.42
Assets for exclusive use -technical operating room	53.48
Assets for exclusive use – air side areas	21.39
Assets for exclusive use – offices fueler	258.50
Assets for exclusive use - Technical operating room fueler	51.70
Assets for exclusive use – fueler air side areas	19.61
Assets for exclusive use – self check-in	356.55
Check-in desks	3.06
Deicing	—	(1) (3)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 82263/23 dated December 21, 2023.
(2)	Effective as of May 11, 2024.
(3)	Will be invoiced based on actual consumption. No fixed fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2024, TA paid €2.2 million in annual canon under the Florence Concession Agreement.

Revenue

Under the terms of the Florence Concession Agreement, TA is entitled to collect, inter alia:

●	the aeronautical, commercial and cargo revenue related to services rendered at Florence Airport;
●	the embarkation and debarkation charges on transported goods; and
●	the fees for security control services.

Investment Plan

Under the terms of Florence Concession Agreement, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC to determine airport tariffs, and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective concession.

The initial investment plan for the Florence Airport covered the years 2014-2029. Following the COVID-19 pandemic, TA prepared a project review of the previous master plan, and a proposal for the 2035 TA Master Plan was defined. In October 2022, TA initiated a public debate process as required under the new applicable law (D. Lgs 50/2016, D.P.C.M. 76/2018). This process was completed in February 2023, and in April 2023, TA submitted to ENAC the new 2035 Florence airport master plan. It received the technical approval by ENAC in May 2023, and at the beginning of June 2023, ENAC required the Ministry of Environment to start the new EIA – ESA procedure (a new integrated environmental procedure introduced by law in 2020). The scoping-phase of the EIA – ESA procedure was concluded in December 2023. Between January and March 2024, TA updated the master plan documents in compliance with the observations expressed by the Environmental Ministry at the end of the previous Scoping phase and, in May 2024, ENAC required the Ministry to start the second phase (so called integrated assessment) of the EIA-ESA procedure. In July-August 2024, ENAC received from the Environmental and Culture Ministries a request for integration of the analyzed documents. At the end of November, ENAC submitted the additional documents. The completion of the EIA-ESA procedure is foreseen by the end of April 2025.

Once finished the above environmental procedure at the Ministry of the Environment, ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning compliance. The procedure will be carried out between the spring and the beginning of autumn 2025.

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

Dispute Resolution

Under the Florence Concession Agreement, ENAC and TA may elect to have a dispute concerning the Florence Concession Agreement be decided by an arbitration panel, without prejudice to their right to file their claims before the competent courts. The arbitration panel shall be composed of three members, of which TA and ENAC may appoint one each with the chairman being appointed by the two selected by TA and ENAC. Should the two arbiters fail to reach an agreement on the appointment of the chairman of the panel, the relative appointment shall be made by the chairman of the Italian State Council (Consiglio di Stato).

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

On March 5, 2020, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the re-bidding process for the Natal Airport under Law No. 13.448 of July 5, 2017 and ANAC Resolution No. 533 of November 7, 2019.

On November 20, 2020, ICASGA and ANAC executed an amendment to the Natal Concession Agreement setting forth the rules and proceedings for the re-bidding.

On May 19, 2023, ANAC conducted the new bidding process for the airport which was awarded to Zurich Airports.

On September 12, 2023, a contract between the new concessionaire and ANAC was executed. On December 27, 2023 the budget required for the indemnification payment by the Government was approved by the National Congress and sanctioned by the President of Brazil, determining the final gross indemnification in the amount of R$609.5 million. On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees (a total net payment of R$199.7 million equivalent to U.S.$41.3 million), extinguishing all the concession fees obligations that ICASGA maintained. On January 5, 2024, the remaining compensation was collected.

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

During the term of the Brasilia Concession Agreement, ICAB shall be responsible for, among other things:

●	providing adequate service to passengers and users of the airport, as defined in Article 6 of Federal Law No. 8.987/95 (the “Brazilian Concessions Law”), using all means and resources available, including, but not limited to, making any necessary investments to expand airport operations to sustain the required service levels, based on the existing demand and the provisions set forth in the Brasilia Airport Development Plan;
●	implementing services and management programs, and offering training programs to its employees for purposes of improving services and the convenience of users in order to meet the requirements set forth in the Brasilia Airport Development Plan;
●	providing proper service (according to what the Brasilia Airport Development Plan defines as regular, continuous, efficient, safe, up to date, broad and courteous service), at a fair price, to the general public and airport customers;
●	performing all services, controls and activities related to the concession agreement, with due care and diligence, employing the best available practices in every task performed;
●	presenting the Brazilian ANAC with an Infrastructure management plan every five years and an annual Service Quality Plan during the term of the ICAB Concession Agreement;
●	submitting to the approval of the Brazilian ANAC any proposal for the implementation of service improvements and new technologies, as provided for under the Brasilia Concession Agreement and applicable regulations;
●	developing and implementing plans for dealing with emergencies at the airports, maintaining, for such purposes, human resources and materials required by industry regulations and the Brasilia Airport Development Plan; and
●	meeting minimum corporate capital requirements with respect to ICAB that is, a minimum subscribed and paid-in corporate capital in the amount of R$243.3 million.

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

On December 31, 2023, Inframerica, the concessionaire of Natal Airport S.A., was absorbed by ACI do Brasil S.A., a subsidiary of CAAP.

Under the Brasilia Concession Agreement, ICAB is required to pay the Brazilian ANAC an annual fixed payment and a variable payment, both adjusted by the National Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”). In relation to the annual payment for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037). Regarding the 2022 concession fee, a partial payment of R$81.6 million was made through the application of re-equilibrium credits. To pay the remaining amount, on November 21, 2022, ICAB presented to the Ministry of Infrastructure an offer of court payment orders, which is currently still under review. In December 2022, the Ministry issued an official letter confirming that until it issues a final opinion, ICAB is in compliance with its obligations. Regarding the 2023 concession fee, in December 2023, ICAB paid in full the concession fee in the amount of R$352.7 million, of which R$248.2 million was paid in cash while the remaining R$104.5 million was settled through re-equilibrium credits. Regarding the 2024 concession fee, ICAB also fully paid the concession fee of R$369.9 million (equivalent to U.S.$63.4 million), of which R$257.3 million (equivalent to U.S.$44.1 million) was paid in cash, while the remaining R$112.6 million (equivalent to U.S.$19.3 million) was settled through re-equilibrium credits.

In 2024, there was a significant change in the methodology to determine the economic-financial re-equilibrium. The previous methodology was based on the difference between the estimated operational cash flow (pre-Covid-19 scenario) and the actual cash flow (post-Covid-19 scenario), calculated based on EBITDA. The new methodology focuses on the difference in the number of passengers processed at the airport between the pre- and post-Covid-19 scenarios. The re-equilibrium is calculated based on the EBITDA of the factual scenario, considering some adjustments required by ANAC. This “EBITDA/Pax” indicator is then multiplied by the observed difference in passenger numbers, resulting in the rebalancing amount. This change has brought simplification and greater predictability to the re-equilibrium calculation, with an amendment ensuring its continuity for the coming years until the actual demand reaches the demand projected by ANAC for the pre-COVID scenario of the year 2023.

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

On June 14, 2022, Law No. 14,368, revoked provisions of various laws and established that as of January 1, 2023, contributions to the National Civil Aviation Fund will not be due by airport concessionaires. Consequently, monthly payments are no longer required since January 1, 2023.

Master Development Program

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. The Brazilian ANAC is the Brazilian Agency created in 2005 that integrates the Federal Public Administration and the Ministry of Transport, Ports and Civil Aviation in Brazil. The Brazilian ANAC is responsible for the regulation and inspection of civil aviation in Brazil, and is responsible for creating the standard model for carriers for airport infrastructure, and is the counterparty for the Brasilia Concession Agreement. The master development program (PGI – Plano de Gestão de Infraestrutura) includes planned investment (including capital expenditures and improvements) of the concession holder for the succeeding 5year period.

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

The tables below set forth the maximum amounts that we were permitted to collect as of July 2024, under the Brasilia Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	30.95	54.77

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
14.26	14.26

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
9.6886	25.8307

Rate of Permanence of the Group I

	Domestic	International
	(R$)	(R$)
Rate of Permanence	Final	Final
Maneuver Patio (PPM)	1.9143	5.1570
Long Stay Patio (PPE)	0.4064	1.0499

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

Guarantees and other Financial Commitments

Performance bond

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relate to “Phase I-B” and “Phase II” events under the Brazilian Concession Agreements. The current amount of Phase II is R$269.2 million (equivalent to approximately U.S.$43.5 million) in ICAB. The performance bond in ICAB was fulfilled by a guarantee letter issued by CAAP and entered into with BMG insurance company.

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

Uruguay

Sources of Regulation

The following are the main laws and regulations that govern the Uruguayan Concession Agreements:

●	Law No. 14,305 (“Uruguayan Aeronautical Code”) as regulated by the Executive Branch Decree No. 39/977. Title V of the Uruguayan Aeronautical Code sets forth the basic framework regarding airports in Uruguay establishing certain requirements that all airports, depending on their classification, have to comply with.
●	Law No. 9,977 which provides that the Dirección Nacional de Aviación e Infraestructura Aeronáutica of Uruguay (“DINACIA”) an agency of the Defense Ministry, is the aeronautical authority having the responsibility of controlling, promoting and managing civil aviation.
●	Executive Branch Decree No. 21/999, which regulates in further detail the responsibilities of DINACIA.
●	Law No. 19,925 which created the National System of International Airports (known as “SINAI,” for its Spanish acronym) for purposes of developing certain airports within the country. This Law granted the Uruguayan Executive Power the authority to modify and supplement existing concessions for the construction, maintenance and exploitation, jointly or separately, of airports within the SINAI.

The following are the main laws and regulations that govern the Amended Carrasco Concession Agreement and the operation of the Carrasco Airport and the Uruguay New Airports:

●	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state-owned agency created by Law No. 15,785, to incorporate a company with the purpose of “managing, exploiting, operating, constructing and maintaining” Carrasco Airport. Pursuant to such authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and on February 6, 2003, Puerta del Sur entered into the Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20year term, extendable up to 30 more years, by paying an annual concession price or “fee.”
●	Executive Branch Decree No. 376/002, dated September 28, 2002, which includes the Régimen de Gestión Integral, which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.
●	Executive Branch Decree No. 153/003, dated April 24, 2003, Executive Branch Decree No. 192/003, dated May 20, 2003, and Executive Branch Decree No. 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Concession Agreement.
●	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.
●	Executive Branch Decree No. 303/005, dated September 13, 2005, Executive Branch Decree No. 469/007, dated December 3, 2007, Executive Branch Decree No. 491/009, dated October 19, 2009, Executive Branch Decree No. 20/012 dated January 27, 2012, Executive Branch Decree No. 148/2014, dated May 26, 2014, Executive Branch Decree No. 62/015, dated February 18, 2015, Executive Branch Decree No. 232/2017 dated August 28, 2017 and Executive Branch Decree No. 31/2018 dated February 2, 2018, all of which updated the tariffs set forth in the Carrasco Concession Agreement.
●	Executive Branch Decree No. 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”

●	Executive Branch Decree No. 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10 year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “Item 4. Information On The Company —B. Business Overview—Regulatory and Concessions Framework—Uruguay— Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”
●	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.
●	Resolution No. 96006, dated November 30, 2020, issued by the Uruguayan executive power, authorized an amendment of the Carrasco Concession Agreement in order to reduce 50% the canon to be paid by Puerta del Sur during the first semester of 2020 as a consequence of COVID-19’s impact. On December 19, 2020, the Ministry of Defense and Puerta del Sure entered into such amendment to the Carrasco Concession Agreement to provide for such canon reduction.
●	Resolution No. 218/021, dated November 5, 2021, issued by the Execute Branch, which amended and extended the Carrasco Concession Agreement for an additional 20-year period, from November 2033 to November 2053 and incorporated the Uruguay New Airports located in the cities of Melo (Cerro Largo, Uruguay), Rivera (Rivera, Uruguay), Durazno (Durazno, Uruguay), Carmelo (Colonia, Uruguay), Paysandú (Paysandú, Uruguay) and Salto (Salto, Uruguay) into the scope of the Carrasco Concession Agreement.
●	Executive Branch Decree No. 104/024, dated April 16, 2024, which provided that PDS must make the investment required for the Carrasco Airport to be CAT IIIb, and a new price was created to be charged to the airlines.
●	Executive Branch Decree No. 105/024, dated April 16, 2024, which incorporated a new area in which the old airport terminal is located to the concession area of the Carrasco Airport, and a new fee was created.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport

●	Law No. 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.
●	Resolution No. 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.
●	Resolution No. 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.
●	Resolution No. 1351/2019 issued by the Executive Power dated March 28, 2019, which approved the amendment of the Punta del Este Concession Agreement, extending its term until March 31, 2033. The amended agreement was executed on June 28, 2019.
●	Resolution No. 97.890 issued by the Executive Power dated April 16, 2024, which approved the amendment of the Punta del Este Concession Agreement, extending its term until October 26, 2043.

Governmental Authorities

Role of DINACIA

The former Directorate of Civil Aviation, currently called DINACIA, the Uruguayan aviation authority, was created by the Executive Branch Decree No. 21/999, dated January 26, 1999.

The goal of DINACIA is to implement civil aviation policies in Uruguay, according to current international standards and recommendations, thus monitoring on an ongoing basis operational security, directing, and controlling civil aviation activities. DINACIA is also in charge of the safety, regularity and efficiency of the aeronautical operations and with providing services in accordance with international regulations and requirements in Uruguay.

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

The Carrasco Concession Agreement

In September 2002, the Uruguayan Government (through Law No. 17,555 and Executive Branch Decree No. 376/02) authorized the CND to incorporate a company with the purpose of  “managing, exploiting, operating, constructing and maintaining” the Carrasco Airport. Pursuant to such authorization, in 2003 the CND incorporated Puerta del Sur, which entered into the Carrasco Concession Agreement with the Defense Ministry to operate the Carrasco Airport. The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which was extended for an additional 10year period (i.e., until 2033) by Executive Branch Decree No. 229/2014 dated August 6, 2014.

In August 2003, our wholly-owned subsidiary Cerealsur S.A. acquired 100% of the issued and outstanding shares of Puerta del Sur in a public auction organized by the Uruguayan Government at the Uruguayan Stock Exchange. In November 2003, Puerta del Sur took the effective control of the Carrasco Airport.

In order to meet the operator expertise requirements under the Carrasco Concession Agreement, upon consent of the Executive Branch, Puerta del Sur entered into an operating agreement with Cedicor, with experience in the management and operations of airports around the world, including in Argentina, Ecuador, Peru, Brazil, Italy and Armenia, to manage the Carrasco Airport. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Airport Operator.”

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

The Amended Carrasco Concession Agreement does not change the concession fees that Puerta del Sur must pay. However, passengers departing from and arriving to the Uruguay New Airports will be taken into account for purposes of determining the fees to be actually paid, which depends on passenger traffic.

Obligations Assumed by Puerta del Sur as Concessionaire

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport, which includes performance of the following activities:

●	using Carrasco Airport facilities and the human and material resources associated with the aeronautical and commercial services regulated under the Carrasco Concession Agreement exclusively for such purposes;
●	taking all necessary measures (other than those under the responsibility of the Uruguayan Government) in order for Carrasco Airport to be included in the following categories of the IATA: (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of IATA;
●	maintaining Carrasco Airport operational 24 hours a day, seven days a week;
●	complying with applicable security measures required by the ICAO, as well as other measures required by DINACIA;

●	allowing the Uruguayan Government to comply with its duties under the Carrasco Concession Agreement as the regulator of the Carrasco Airport, including the services relating to air police, police enforcement, customs control, immigration, Interpol, meteorology, veterinary and healthcare;
●	keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24/7, 365 days a year) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances;
●	implementing the necessary measures to ensure freedom of access and nondiscrimination;
●	performing the works required by the Carrasco Concession Agreement. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Construction of a New Passenger Terminal”;
●	reporting to the relevant authorities any breach of the Carrasco Concession Agreement and those which endanger or may endanger the security of Carrasco Airport, and cooperate with any investigations;
●	maintaining the guarantees and insurance policies valid and current in accordance with the terms of the Carrasco Concession Agreement;
●	reporting to DINACIA, the control entity of Carrasco Airport, any facts affecting the regulated airport activities;
●	paying the concession fee;
●	providing to the Unidad de Control all documents and information necessary to verify compliance with the Carrasco Concession Agreement;
●	permitting DINACIA (without any restrictions) to use a limited space at the Carrasco Airport free of charge, and compensating the Uruguayan Government for the provision of transit, flight protection, radio navigation and communications services; and
●	complying with all the obligations contained in the Régimen de Gestión Integral and all those inherent to a “reasonable” or “diligent” business owner.

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

Under the Carrasco Concession Agreement, Puerta del Sur is responsible for complying with all applicable legal requirements concerning aeronautical, labor, fiscal, customs and other matters related to its activity.

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

The Carrasco Concession Agreement requires that any entity acting as the operator of Carrasco Airport and/or the new airports must be approved by the Executive Branch and must satisfy the following conditions:

●	Technical operational capacity: The operator must have at least eight years’ experience in airport management and operations with, at minimum, 40,000 tons of cargo and 2.4 million passengers per year, as certified by the competent aeronautical authority of the country in which it operates. If the operator is a holding company, the referenced technical capacity will be that of the controlled entity. Cedicor’s technical and operational capacity was certified by the Aeronautical Authority of Guayaquil and approved by Uruguay’s Executive Branch.
●	Financial and economical capacity: The operator must have a minimum operating capital of U.S.$50.0 million in its most recently ended fiscal year, as evidenced by the audited balance sheet and income statement of the operator prepared in accordance with IFRS. Operating capital is calculated as the sum of net worth and short-term and long-term financial debt.

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

Landing Fees

Adjusted Price
U.S.$
(U.S.$ per ton)
Aircraft weight (tons)(1)
Up to 10 tons	69.97
10 – 20 tons	356.79
20 – 30 tons	445.37
30 – 70 tons	666.92
70 – 170 tons	942.07
> 170 tons	1,282.54

Landing fees increase by 20% for night landing.

On May 15, 2024, we entered into an amendment to the Carrasco Concession Agreement concerning the investment in a new Instrument Landing System (ILS) category IIIb and a new tariff that will be charged by Puerta del Sur once the new infrastructure has been completed:

Adjusted Price
U.S.$
(U.S.$per ton)
Aircraft weight (tons) (1)
Up to 10 tons	—
10 – 20 tons	—
20 – 30 tons	74.74
30 – 70 tons	111.92
70 – 170 tons	158.10
> 170 tons	215.24

Parking Fees

PAD/h(1)
In operative platform	5% PAD/h
Outside operative platform	2.5% PAD/h
Under repair (others)	0

PAD/h = daily landing price per hour or fraction.

Boarding Services Fees

U.S.$
Air shuttle	26.00
International flights	58.00
Domestic flights	5.00

Handling Companies fees

	In
	Transit	Terminal

Up to 10 seats	7.00	11.63
11 – 30 seats	21.02	31.47
31 – 90 seats	41.97	52.39
91 – 150 seats	62.97	83.93
151 – 250 seats	125.92	167.91
> 251 seats	188.89	209.89

Load Airplanes

	In
	Transit	Terminal

5,700 kg MTOW	11.65	23.35
Up to B-737, B-727 (or similar)	83.93	94.53
B-767, DC-8 (or similar)	104.95	125.97
DC-10, MD-11, B-747, A-340 (or similar)	141.09	188.94

	Parametric		Adjusted
SISCA	2024	Index	Fee	From	Until
Passenger security fee	732	100,698	737	01/02/2018	31/01/2023
Passenger security fee	915	100,698	921	01/02/2023	31/01/2028
Passenger security fee	1,144	100,698	1,152	01/02/2028

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

Other commercial revenues relating to the operation of Carrasco Airport or the Uruguay New Airports and not included above are unregulated and may be fixed by Puerta del Sur without any restriction. However, the Carrasco Concession Agreement requires that the prices for such unregulated services be in line with local market prices, taking into account the quality and type of services provided. Puerta del Sur must inform the Unidad de Control about the prices that it will charge for such services, and enclose comparative information about similar services in Uruguay and in the region. If the Unidad de Control rejects the proposed prices because they are not in line with local markets, Puerta del Sur would not be able to apply them. Prices are also published on the Puerta del Sur website and at DINACIA’s website.

The prices that Puerta del Sur charges for the use of spaces within the terminal (other than spaces granted for airline operations) are freely set between Puerta del Sur and its counterparties and not subject to review or approval by any authority.

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10year period that took place in September 2014, Puerta del Sur agreed to the following:

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

obtained from the sale minus investment costs. As of the date of this annual report, such 36months term has expired, therefore, the payment requirement upon sale of shares of Puerta del Sur is no longer enforceable. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.
●	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Additional Fees” above.

Additional Obligations assumed by Puerta del Sur as Concessionaire under the Amended Carrasco Concession Agreement

Puerta del Sur has agreed to the following obligations with respect to the Uruguay New Airports:

●	make capital expenditures in an amount equal to U.S.$67.0 million in the aggregate between 2022 and 2028, in accordance with the investment schedule, with respect to the operation of such Uruguay New Airports;
●	developing, managing, exploiting, operating and maintaining the Uruguay New Airports until November 20, 2053;
●	extend insurance coverage for the Uruguay New Airports; and
●	provide the performance guarantees explained below.

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

Guarantees

Under the Carrasco Concession Agreement, Puerta del Sur is required to provide the following guarantees:

●	A guarantee securing the completion of the construction works of the new terminal. A U.S.$1.5 million completion guarantee is in place concerning Group 1 and 2 works.
●	A performance guarantee for U.S.$7.6 million. This guarantee will be returned six months after the expiration of the Concession Agreement.
●	Guarantees securing the completion of each group of construction works related to the Uruguay New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.
●	Guarantees securing the completion of construction works related to the area of the old airport terminal that was incorporated in the concession. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.

We have obtained a surety bond with a local financial institution to support our guarantee obligations under the Carrasco Concession Agreement.

Insurance

Upon execution of the Amended Carrasco Concession Agreement and takeover of the Uruguay New Airports, the existing insurance coverage under the Carrasco Concession Agreement has been extended to cover the Uruguay New Airports, furthermore, it has been extended to cover the area of the old airport terminal that was incorporated in the concession.

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

Upon a Full Termination, Puerta del Sur will be entitled to receive a termination payment calculated as follows:

●	the value of all investments made in construction, works and repairs of buildings at the Carrasco International Airport made in accordance with the Carrasco Concession Agreement, less accumulated depreciation as of the financial year in which the termination occurs, plus
●	the adjusted amount of U.S.$34 million, paid in the public auction in August 2003 to purchase the shares of Puerta del Sur, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount was fully amortized by 2023, plus
●	the adjusted amount of U.S.$23.5 million paid in cash by Puerta del Sur in 2014 in connection with and exchange for the 10-year extension of the Carrasco Concession Agreement from 2023 to 2033, less accumulated depreciation as of the financial year in which the termination occurs, provided however, that this amount will be fully amortized by 2033, plus
●	the value of all investments made in the Uruguay New Airports up to the date of the early termination, adjusted by the parametric formula outlined in the Amended Carrasco Concession Agreement and, as from January 1, 2034, also adjusted by the accumulated depreciation as of the financial year-end in which the early termination occurs using the linear method (until the end of the Carrasco Concession Agreement term in 2053), plus
●	the accumulated value of the expenses incurred (net of operating income from the Uruguay New Airports) incurred to operate and maintain the Uruguay New Airports from the Amended Carrasco Concession Agreement effective date until, and including, December 31, 2033, adjusted by the fixed formula outlined in the Amended Carrasco Concession Agreement. Starting January 1, 2034, the value will be reduced by a cumulative 5% until the year in which the early termination occurs. If there is a Full Termination on or after January 1, 2034, then there will be no compensation for the expenses incurred to operate and maintain the Uruguay New Airports as from January 1, 2034.

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

Return of Facilities

Upon the expiration of the term, or termination, of the Carrasco Concession Agreement, the Uruguayan Government will take full possession of Carrasco Airport’s premises, and all of its facilities and installations. The works and equipment incorporated by Puerta del Sur will also be transferred to the Defense Ministry.

In the event that the facilities, installations or equipment become obsolete or are not of interest to the Uruguayan Government, Puerta del Sur may be required to remove, update or demolish the same. If Puerta del Sur fails to comply with such obligation, the Defense Ministry may perform the mentioned activities at Puerta del Sur’s cost.

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

Punta del Este Concession Agreement

In 2008, in a private purchase transaction, we acquired all of the equity interests of CAISA, which owns the concession that operates the Punta del Este Airport. The Punta del Este Concession Agreement was executed in 1993 and was scheduled to expire on March 31, 2019. In March 2019, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for an additional 14 years, until March 31, 2033, authorizing the Ministry of Defense to grant the modification of such contract. In 2019, an amendment to such concession was executed, pursuant to which CAISA committed to undertake investments in an amount of approximately U.S.$35.0 million. As of December 31, 2020, U.S.$12.5 million of this commitment had already been invested. The Punta del Este Airport is not material to our business. In April 2024, the Executive Power of Uruguay through the Defense Ministry issued a resolution approving the extension of the Punta del Este Concession Agreement for additional 10 years, until October 26, 2043, authorizing the Ministry of Defense to grant the modification of such contract, pursuant to which CAISA committed to undertake investments in an amount of approximately U.S.$3.0 million.

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

●	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

●	Law No. HO329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the Concession Manager of Zvartnots Airport (the “Concession Manager”) was granted licenses to carry out activities such as sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the Concession Manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO329 nor in the Armenian Concession Agreement.
●	Republic of Armenia Government Resolution No. 693A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, which then incorporated AIA.
●	Republic of Armenia Government Resolution No. 2004A, dated December 1, 2005, pursuant to which the Armenian Government authorized the Concession Manager to grant a sub concession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.
●	Addendum No. 1 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 1 are fully complied with and terminated.
●	Republic of Armenia Government Resolution No. 1296‑N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and a firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.
●	Armenian Aviation Law No. HO81N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.
●	Republic of Armenia Government Resolution No. 965N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.
●	Republic of Armenia Government Resolution No. 588A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.
●	Republic of Armenia Government Resolution No. 1532N, dated December 27, 2018, pursuant to which the Armenian Government approved the master plan for 2018-2022 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the Master Plan is the document containing guidelines for the works to be done by the Concession Manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The Master Plan must be prepared by AIA and is subject to approval by the Armenian Government. The Master Plan for 2003-2007 had been previously approved by Government Resolution No. 392N, dated April 10, 2003, the Master Plan for 2008-2012 by the Government Resolution No. 1559N dated December 25, 2008, and the Master Plan for 2013-2017 by the Government Resolution 1495N, dated December 26, 2013.
●	The Republic of Armenia Territorial Administration and Infrastructure Minister’s Order No. 37-L, dated 10 June 2020 “On Approval the Charter of Civil Aviation Committee (CAC),” which defines the authority of the CAC.

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

Aviation services

●	aircraft guidance and escorting services;
●	management of parking areas;
●	provision and operation of escalators;
●	telescopic bridges;
●	ground handling services, including aircraft pulling services;
●	electrical supply services;
●	operational-technical maintenance services;
●	aviation security and aircraft custody services;
●	utility services for aircrafts;
●	fuel and lubricants supply and fueling; and
●	special vehicle transportation services.

Commercial

●	rent of ground spaces for commercial purposes;
●	advertising;
●	duty-tax free shops;
●	shopping centers;
●	bank and exchange bureau and financial services;
●	hotels;
●	restaurants, snack-bars, coffee shops;
●	duty paid shops such as clothing and fixtures, newspaper and magazine stands;
●	casinos and other entertainment premises;
●	car parking;
●	baggage carts and lockers;

●	telecommunication services;
●	vip lounges;
●	catering; and
●	gas stations for automobiles.

Other

●	customs warehouses;
●	intermodal logistics platforms;
●	free zones;
●	ground transportation; and
●	other services, to the extent not prohibited under the Armenian Concession Agreement, which are complementary or useful to the aeronautical operation and/or the commercial development of the airports, including, but not limited to, activities connected to the airports such as convention, art and exhibition centers, hotels and other leisure and tourism activities and transportation, which may be performed outside the airports.

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

Obligations Assumed by the Concession Manager

Under the terms of the Armenian Concession Agreement, the Concession Manager shall:

●	undertake and warrant the normal and permanent rendering of aviation services;
●	manage and operate the airports according to internationally accepted airport standards;
●	comply with the Master Plan;
●	obtain, at its own cost and risk, adequate financing and management resources to modernize the physical infrastructure of the airports, to ensure compliance with applicable regulatory standards and to improve the quality of their management;
●	provide the Armenian Government with the ground spaces required for the performance of customs, migration, defense, security, safety, Phyto-zoo sanitary and bromatological controls and public health activities, as long as they are and remain activities directly performed by Armenian Government agencies and bodies. If the Armenian Government decides to delegate any of such activities to the private sector, the Concession Manager shall have a right of first refusal for the performance of such activities, which right must be exercised within a period of 30 days from the announcement of any bid by a third party;
●	provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airports, which will include data regarding traffic, revenues and investments;

●	manage, operate and exploit the airport activities, directly or through contracts with third parties, subject to the limitations set forth in the Armenian Concession Agreement;
●	collect from all of the users (including the airlines and all other public or private persons performing activities or exercising any authority in the airports) the corresponding airport charges and the fees which the Concession Manager may establish from time to time; and
●	construct, maintain and/or operate, on its own account or through any third parties, any hangars, fuel storage plants or aircraft supply plants, customs warehouses and/or any other warehouses or premises related to the handling of air cargoes or the aeronautical operation in general.

Master Plan

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the Ministry of Territorial Administration and Infrastructure every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) applicable to the concession holder for the succeeding five-year period. Once approved by the government, which requires approval by the Prime Minister, these commitments become binding obligations under the terms of the respective concession. Since 2003, the Armenian government has approved our master development plan for the Armenian Concession Agreement as periodically revised.

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

Parking charge after the parking time free of charge is finished for passenger Private Jet flights operated for parking purpose only is 0.10 per ton, per hour or their fractions.

Non-Commercial Aircraft performing Cargo Humanitarian Flight for goods Parking Charge:

●	Non-commercial aircraft performing cargo humanitarian flight parking time free of charge is six hours.
●	Non-commercial aircraft performing cargo humanitarian flight parking charge after the parking time free of charge is finished is €0.20 per ton, per hour or their fractions.

Parking Other Republics President aircraft on President Flight

●	Other Republics President aircraft on President Flight parking time free of charge is two hours and 30 minutes.
●	Other Republics President aircraft on President Flight parking charge after the parking time free of charge is finished is €50 per each tranche of 48 hours of parking or fraction.

Official Foreign Government Flight parking

●	Official Foreign Government Flight parking time free of charge is two hours and 30 minutes.
●	Official Foreign Government Flight parking charge after the parking time free of charge is finished is €120 per each tranche of 48 hours of parking or fraction.

Parking Special Flight Radio AID Control

Special Flight Radio AID Control parking charge is free of charge.

Passenger Tariff

Passenger Handling Airport Tariff

●	Per each departing passenger from EVN €25 is charged as Passenger Handling Airport Tariff.
●	Per each departing passenger from LWN €20 is charged as Passenger Handling Airport Tariff.
●	Per each transit passenger €8 is charged as Passenger Handling Airport Tariff.
●	Per each departing infant under two years old No Passenger Handling Airport Tariff is charged.
●	Per each departing infant under two years old traveling with a separate seat 50% of the Passenger Handling Airport Tariff is charged.
●	Per each transit infant passenger under two years old No Passenger Handling Airport Tariff is charged.
●	Per each transit infant under two years old, traveling with a separate seat 50% of the Passenger Handling Airport Tariff is charged.

Departing Child

●	Per each departing child from two years old up to 12 years old inclusive, 50% of the Passenger Handling Airport Tariff is charged.
●	Per each transit child passenger from two years old up to 12 years old inclusive, 50% of the Passenger Handling Airport Tariff is charged.

Security Charge

Security service

Airport Security Charge is €2 per each departing passenger.

Departing Infant

●	Per each departing infant under two years old No Airport Security Charge is charged.
●	Per each departing infant under two years old traveling with a separate seat Airport Security Charge is €2
●	Per each transit infant under two years old No Airport Security Charge is charged
●	Per each transit infant under two years old traveling with a separate seat 50% of the Airport Security Charge is charged

Transit Passenger

Per each transit passenger 50% of the Airport Security Charge is charged.

Loading Bridge Use Charge

●	Loading Bridge Use Charge is €80.
●	Loading Bridge Use Charge on Arrival of the flight only is €40.
●	Loading Bridge Use Charge on Departure of the flight only is €40.

Note

Use of loading bridge at gates equipped with loading gates is mandatory.

Excess Luggage Charges

●	Per each Ton of excess luggage the airline will be charged €100.

Centralized Power Supply Service Charges

The supply of centralized power will be charged per hour or fraction, according to the following tariffs Aircraft weight:

Metric Tons	Charge per hour
● 7.01.01. <= 50	€32
● 7.01.02. 50 – 100 inclusive	€45
● 7.01.03. 100 – 200 inclusive	€54
● 7.01.04. 200 – 300 inclusive	€63
● 7.01.05. > 300	€72

Use of alternative type of power supply (diesel, etc.) in parking lots with centralized power supply is prohibited.

Aircraft Special Security

●	Aircraft special security can be carried out if there is a special request of the air carrier.
●	Airport Special Security Charge is 3% of applicable Landing Charge, per each hour of parking or fraction.
●	Security charges for the airside parking within time limits are included in the following tariffs:
●	In case of parking within time limits, in the landing and take-off Charges;
●	In case of parking past the parking time limits, in the parking tariffs (both within and past time limits);
●	Special Security Charge (including security personnel and vehicle escort on the apron is € 270 per flight);
●	Security charges provided at technical maintenance areas €4.30 per hour or fraction.

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

Termination

The Armenian Concession Agreement will terminate pursuant to its terms on June 9, 2032. If the Concession Manager is in good standing on such date, the Concession Manager shall have the option, which the Concession Manager may exercise at its sole discretion from the date which is six months prior to the end of the first and any subsequent five-year period from possession (June 9, 2022), to indefinitely extend the term of the Armenian Concession Agreement for additional periods of five years.

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

Armenian Government’s Breach of Contract

The Concession Manager is entitled to terminate the Armenian Concession Agreement if the Armenian Government breaches any of its obligations thereunder, and fails to cure such breach within a 20day period after being served with a notice of the breach by the Concession Manager. Upon such termination, the Armenian Government shall pay the Concession Manager certain liquidated damages and shall indemnify and hold the Concession Manager harmless with respect to all adverse consequences caused by third parties deriving from the termination of the Armenian Concession Agreement.

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

The following are the main laws and regulations that govern the Galapagos Concession Agreement and that are related to the business and the operation of the Galapagos Airport:

●	Article 314 of the Constitution of Ecuador of 2008 sets forth that the Ecuadorian Government shall be responsible for the public services of port and airport infrastructure. Likewise, pursuant to Article 316, the Ecuadorian Government is authorized to delegate the performance of public services to private companies through grants of concessions or other forms stipulated in the Ecuadorian legislation.
●	Article 41 of the Law on Modernization of the State also provides that the Ecuadorian Government can delegate to any local or foreign entity the maintenance and improvement of existing airports by means of a public tender.

●	Article 43 of the Law on Modernization of the State defines the forms under which a delegation can be made, including concessions of public services.

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

On July 25, 2023, the Tenth Addendum to the Concession Contract was signed, through which it was determined that the remaining value to be invested, agreed in the Seventh Addendum, should be used to cover the works related to the capacity to receive general aviation aircraft in the sum of U.S.$2.9 million and the other committed works, unless the AAG and TAGSA agree otherwise. Under the terms of the Guayaquil Concession Agreement, TAGSA is responsible for transforming, operating and administrating the Guayaquil Airport, which includes the performance of the following activities:

●	preventive and corrective maintenance of the Guayaquil Airport, including (i) all necessary repairs of the facilities, equipment, and other assets built, acquired or incorporated by the TAGSA or pre-existing in the Guayaquil Airport and (ii) maintaining the facilities, equipment and other assets to prevent deterioration;
●	taking all the necessary measures to protect the environment of the Guayaquil Airport and avoid or limit pollution disturbances to individuals and properties and other harmful results to the environment due to the rendering of aeronautic services and non-aeronautic services;
●	design and construction of the works and investment specified in the Guayaquil Concession Agreement and its amendments during the initial, intermediate and final phases;
●	provision of other non-aeronautic services, which include common commercial services such as food, beverages, counters, check-in desks at the terminal, etc., and facultative commercial services such as vip lounges, souvenirs sale, cargo, etc. Rates for such services are fixed directly by TAGSA; and
●	TAGSA and AAG signed the Eighth Amendment of the Concession Agreement on July 20, 2021, through which the economic-financial equilibrium of the concession was reestablished, due to the force majeure and/or fortuitous event caused by the COVID-19 pandemic and its effects through time. Under the Eighth Amendment, TAGSA and AAG were compensated for the losses suffered from March through December 2020, through a two-year concession term, which will now expire on July 27, 2031. Also, TAGSA was conceded a reduction of the contribution over regulated revenues to 53.66%. On July 14, 2022, TAGSA signed the Act of Reestablishment Of The Economic-Financial Balance of the Guayaquil Airport System Concession Contract for the year 2021 and a reduction of the contribution of regulated revenues to 50.25% was also determined. The economic-financial equilibrium was fixed in a formula that considers revenues and expenses of 2019. On April 14, 2023, TAGSA signed the Act of Reestablishment Of The Economic-Financial Balance of the Guayaquil Airport System Concession Contract for the year 2022.

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

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of February 2025, under the Guayaquil Concession Agreement:

2025(1)
(In U.S.$)
INTERNATIONAL - Commercial and Charters
Landing
<= 50 tons	15.10
50 to 100 tons	15.75
> 100 to 150 tons	16.41
> 150 tons	17.07
Lighting
< = 50 tons	4.43
50 to 100 tons	4.62
> 100 to 150 tons	4.82
> 150 tons	4.99
Parking(2)
< = 50 tons	2.26
50 to 100 tons	2.36
> 100 to 150 tons	2.45
> 150 tons	2.55
Passenger
Departure	33.74
Security	6.38
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	78.49
Use of bridge for every 15 minutes or fraction	13.18

DOMESTIC - Commercial, Charter, Private and Cargo
Landing
> 25 to 50 tons	1.30
> 50 to 100 tons	1.40
> 100 to 150 tons	1.48
> 150 tons	1.55
Lighting
> 25 to 50 tons	0.56
> 50 to 100 tons	0.59
> 100 to 150 tons	0.60
> 150 tons	0.62
Parking(3) (4)
25 to 50 tons	0.26
> 50 to 100 tons	0.27
> 100 to 150 tons	0.28
> 150 tons	0.28
Passengers
Departure	11.82
Security	6.38
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	39.38
Use of bridge for every 15 minutes or fraction	11.81
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	168.71
> 6 to 12 tons	843.50
> 12 to 18 tons	1,265.28
> 18 to 25 tons	1,889.44
(1)	Maximum take-off weight in tons.
(2)	The international parking fee will be charged for 3-hour fractions or fractional periods thereafter.
(3)	The domestic parking fee will be charged for 4-hour fractions or fractional periods thereafter.

(4)	Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).
(5)	The annual fee includes landing, lighting and parking. The fees apply on Ecuadorian civil aircrafts which maximum take-off weight is up to 25 tons.

Master Plan

Under the terms of our Guayaquil Concession Agreement, the concessionaire is not required to present a master development program.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new works for an amount of U.S.$32.2 million to be completed by TAGSA before 2024 As of December 31, 2022, U.S.$8.0 million remain pending. On July 25, 2023, the Tenth Addendum to the Concession Contract was signed, through which it was determined that the remaining value to be invested, agreed in the Seventh Addendum, should be used to cover the works related to the capacity to receive general aviation aircraft in the sum of U.S.$2.9 million and the other committed works. Another compensation amount established by the Ninth Amendment, as recorded in the Compensation Act signed on January 20, 2024, was applied in the sum of U.S.$1,042 million to compensate for the non-increase of fees attributable to the AAG. The allocation of the remaining balance will be agreed upon by AAG and TAGSA.

Guarantee and Performance Bonds

Under the terms of the Guayaquil Concession Agreement, we are required to maintain a performance bond in the amount of U.S.$3.0 million as security for the timely fulfillment of all of our obligations under the Concession Agreement.

In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the fees that are payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$4.7 million.

Term and Termination

The new term of the Guayaquil Concession Agreement is 27 years and five months, expiring on July 27, 2031. The Guayaquil Concession Agreement may be terminated upon the occurrence of any of the following events, among others:

●	breach by TAGSA as a result of its failure to: (i) issue or extend bonds, (ii) comply with its obligation to perform the investments stipulated in the Guayaquil Concession Agreement or any amendments, (iii) comply with its payment obligations under the credit agreement executed for purposes of financing the works foreseen for the initial phase, when such breach affects the normal operation of the Guayaquil Airport and (iv) comply with the concessionaire company, verified by an arbitration tribunal or any other obligation included under the Guayaquil Concession Agreement;
●	the transfer of the Control Group Shares of TAGSA, which represent the shares of TAGSA initially owned by CASA, currently owned by Corporación Aeroportuaria S.A.;
●	any amendment to the bylaws of TAGSA without prior authorization by AAG;
●	if TAGSA fails to pay the required amounts to (i) the Trust for the development of the airport in Guayaquil, or (ii) AAG for the provision of administrative services;
●	accumulation of fines or sanctions for breach of the levels of services and/or performance for amounts higher than U.S.$0.3 million in a consecutive period of 12 months;
●	breach by AAG of its obligations under the Guayaquil Concession Agreement, as determined by an arbitration tribunal;
●	acts or omissions of the AAG or the Municipality of Guayaquil that impede the efficient execution of the Guayaquil Concession Agreement and that produce substantial adverse effects over the rights of TAGSA, as determined by an arbitration tribunal; or

●	mutual agreement of the parties.

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

●	Projects corresponding to the new investments, including (i) asphalt reinforcement of part of the taxiway and intersections (as from June 1, 2015), (ii) asphalt reinforcement of the runway (as from June 1, 2017), (iii) installation of a system for beaconing and resurfacing of runway with asphalt (as from June 1, 2021) and (iv) corrective and preventive maintenance on the concrete sector of the runways and platform (from years 2014 until 2026). As of the date of this annual report, item (iii) is currently suspended due to force majeure in connection with the COVID-19 pandemic and it is part of the negotiation of the economic-financial equilibrium of the concession agreement with DGAC. In accordance with the Acceptance Act for the Restoration of the Economic-Financial Balance signed on November 14, 2004, of the Galapagos Concession Agreement for the Public Airport Service of Seymour Airport, Baltra Island, Santa Cruz Canton, Galápagos Province, which was rectified by an act dated December 3, 2024, it was agreed that the project mentioned in section (iii) would be executed one year after the signing of the Fourth Amendment, which has not yet occurred.
●	Certain maintenance obligations, including all necessary repairs of the facilities, equipment and other concession assets. CASA must prepare and present to the DGAC a maintenance program after the conclusion of Phase 3 of the Redevelopment Plan.

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

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$700,000 by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Banco de Pacífico an financial entity in Ecuador, and is in force until April 13, 2025. This bond will be renewed annually.

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

The following diagram reflects a simplified summary of our organizational structure as of the date hereof:

D. PROPERTY, PLANTS AND EQUIPMENT

We were incorporated under the laws of the Grand Duchy of Luxembourg (“Luxembourg”) on December 14, 2012. Our corporate headquarters are located in Luxembourg and have approximately 139 square meters. Our group acts as a lessee renting various offices, equipment and cars. We lease the office space for our corporate headquarters, located at 128, Boulevard de la Pétrusse, L-2330, 1° floor, Luxembourg, Grand Duchy of Luxembourg. In addition to our corporate headquarters, Proden S.A., one of our affiliates, also leases to Aeropuertos Argentina 2000 S.A. (“AA2000”) the building where AA2000 has its principal office, which has approximately 7,499.5 square meters. For further information, “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Proden S.A.”

Under the terms of our concession agreements, we are required to make certain capital expenditures from time to time, in accordance with investment plans pursuant to each concession agreement. Such investments include ongoing remodeling and expansion of our airport terminals and related facilities, as well as new terminals and runways, baggage handling systems, aircraft parking areas, development of new commercial areas and certain intangible assets, among other investments. For detailed information on our capital expenditures by segment, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment.” For further information on how we treat our investments related to improvements and upgrades to be performed in connection with our concession agreements, see “Item 4. Information on the Company—B. Business Overview—Our Revenue Sources—Construction Service Revenue.”

In addition, we must comply with the terms of the concession agreements. For further information on the terms of the concession agreements corresponding to each airport, their relevant provisions, as well as the concession expiration dates, please see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

From 2023 to 2024, air traffic decreased 2.7% in terms of number of passengers, decreased 3.0% in terms of aircraft movements, and increased 7.5% in terms of cargo volume handled. From 2022 to 2023, air traffic increased 23.7% in terms of number of passengers, increased 15.1% in terms of aircraft movements, and increased 7.9% in terms of cargo volume.

Fluctuations in Exchange Rates in the Currencies in which We Operate

Our primary foreign currency exposure gives rise to market risks associated with exchange rate movements of the Argentine peso, the Brazilian real, the euro, the Uruguayan peso and the Armenian dram against the U.S. dollar; and the Euro against the Argentine peso and the Armenian dram. See “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Exchange Rate Risk.”

	Closing Exchange Rate			Average Exchange Rate
			% change			% change
			against prior			against prior
	2024	2023	year	2024	2023	year
UYU	44.01	39.02	12.8%	40.14	38.82	3.3%
BRL	6.19	4.84	27.9%	5.39	5.0	7.9%
EUR	1.04	1.11	(6.3)%	1.08	1.08	0.1%
ARS	1,032.0	808.45	27.7%	915.17	294.8	210.4%
AMD	396.56	404.79	(2.0)%	392.70	392.54	0.0%

Our Capital Investment Plans

We are in negotiations to implement infrastructure development plans in Italy and Armenia. We and the Italian Aviation Authority are currently in discussions to develop a EUR 605 million infrastructure plan for the Florence and Pisa Airports. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include a total investment of EUR 497 million between 2025 and 2028 in the Florence Airport, including the expansion and renovation of existing terminal (approximately 44,000 square meters in 2028 and about 53,000 square meters by 2035 and a new runway of approximately 2,200 meters in length); and a total investment of EUR 108 million between 2025 and 2028 in the Pisa Airport, including the expansion of the existing terminal by approximately 7,500 square meters and the renovation of about 12,000 square meters of existing terminal areas, as well as the restructuring/expansion of the existing aircraft parking area. In Armenia, we and the Armenian Government are currently in discussions to develop a U.S.$425 million infrastructure plan to be implemented before end of 2027. In Armenia, in addition to adding new boarding gates, check-in counters and stand positions, the infrastructure plan is also anticipated to expand the terminal area by approximately 40,000 square meters and the commercial space by approximately 6,200 square meters. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our Segments

As of and for the fiscal year ended December 31, 2024, we have identified six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia. See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

In December 2021, we transferred our 50% ownership interest in AAP to Andino Investment Holding S.A. See “Item 4. Information On The Company—B. Business Overview—Our Airports by Country in Which We Operate—Peru.” The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column. AAP was not previously classified as an asset held for sale or as a discontinued operation.

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

Certain of the operational information provided below with respect to passenger composition, cargo volume and aircraft movements includes results of ECOGAL. Revenue and expense information on a per segment basis for Ecuador includes the results of TAGSA but does not include the results of ECOGAL.

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

Macroeconomic Conditions

Argentina has historically been subject to inflation. The National Statistic and Census Institute (“INDEC”) reported an inflation increase of, 117.8 % in 2024, 211.4% in 2023 and 94.8% in 2022. See “Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy therefore according to the guidelines of the IAS 29, our financial statements for periods ending after that date should be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2 to our Audited Consolidated Financial Statements. See “Item 3. Key Information—Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

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

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on air traffic levels. Passenger traffic in our airports is composed of international, domestic and transit passengers. In 2024, 2023, and 2022, approximately 51.9%, 56.3%, and 57.6% respectively, of the passengers were domestic passengers, approximately 38.9%, 35.0%, and 32.5%, respectively, of our passengers were international passengers, and approximately 9.2%, 8.8%, and 9.8%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	For the year ended December 31,
		% change		% change		% change
		against prior		against prior		against prior
	2024	year	2023	year	2022	year
Domestic Passengers (in millions)	41.0	(10.3)%	45.7	20.9%	37.8	67.7%
International Passengers (in millions)	30.8	8.4%	28.4	32.9%	21.3	159.0%
Transit passengers (in millions)	7.2	1.7%	7.1	10.1%	6.5	31.0%
Total passengers (in millions)	79.0	(2.7)%	81.1	23.7%	65.6	83.7%
Cargo volumes (in thousands of tons)	398.0	7.5%	370.2	7.9%	343.1	6.1%
Total aircraft movements (in thousands)	823.7	(3.0)%	849.5	15.1%	738.2	48.5%

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31
			% Change			% Change			% Change
			Against			Against			Against
	2024	% of Total	Prior Year	2023	% of Total	Prior Year	2022	% of Total	Prior Year
Argentina
Domestic Passengers (in millions)	27.8	67.7%	(9.1)%	30.5	66.8%	26.9%	24.1	63.7%	122.0%
International Passengers (in millions)	13.1	42.5%	11.6%	11.7	41.3%	36.2%	8.6	40.4%	333.9%
Transit passengers (in millions)	1.3	17.9%	(8.6)%	1.4	19.9%	27.7%	1.1	17.2%	142.1%
Total passengers (in millions)	42.1	53.4%	(3.5)%	43.7	53.8%	29.3%	33.8	51.5%	154.4%
Cargo volume (in thousands of tons)	207.5	52.1%	8.2%	191.8	51.8%	5.6%	181.7	52.9%	4.2%
Aircraft movements (in thousands)	449.7	54.6%	(1.9)%	458.6	54.0%	19.2%	384.7	52.1%	69.3%
Italy
Domestic Passengers (in millions)	1.9	4.5%	7.6%	1.7	3.8%	9.6%	1.6	4.2%	62.2%
International Passengers (in millions)	7.2	23.3%	11.6%	6.4	22.7%	25.7%	5.1	24.0%	177.7%
Transit passengers (in millions)	0.0	0.1%	14.7%	0.0	0.1%	64.8%	0.0	0.0%	112.4%
Total passengers (in millions)	9.0	11.4%	10.7%	8.2	10.1%	21.9%	6.7	10.2%	137.7%
Cargo volume (in thousands of tons)	13.0	3.3%	0.7%	12.9	3.5%	(13.2)%	14.9	4.3%	(2.7)%
Aircraft movements (in thousands)	82.2	10.0%	5.5%	77.9	9.2%	13.1%	68.9	9.3%	74.1%
Brazil
Domestic Passengers (in millions)	9.0	22.0%	(16.9)%	10.9	23.8%	8.4%	10.0	26.5%	28.6%
International Passengers (in millions)	0.7	2.4%	12.4%	0.6	2.3%	38.7%	0.5	2.2%	373.4%
Transit passengers (in millions)	5.8	79.9%	3.2%	5.6	78.7%	6.2%	5.3	81.6%	19.0%
Total passengers (in millions)	15.5	19.7%	(9.2)%	17.1	21.1%	8.6%	15.7	24.0%	27.9%
Cargo volume (in thousands of tons)	65.6	16.5%	(1.5)%	66.6	18.0%	15.2%	57.8	16.9%	(3.6)%
Aircraft movements (in thousands)	143.2	17.4%	(9.6)%	158.4	18.6%	9.5%	144.6	19.6%	22.7%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	(5.4)%	0.0	0.0%	23.9%	0.0	0.0%	32.4%

	For the Year Ended December 31
			% Change			% Change			% Change
			Against			Against			Against
	2024	% of Total	Prior Year	2023	% of Total	Prior Year	2022	% of Total	Prior Year
International Passengers (in millions)	2.2	7.1%	13.8%	1.9	6.8%	34.9%	1.4	6.7%	194.9%
Transit passengers (in millions)	0.0	0.7%	114.6%	0.0	0.3%	219.8%	0.0	0.1%	163.7%
Total passengers (in millions)	2.2	2.8%	14.9%	2.0	2.4%	35.8%	1.4	2.2%	194.2%
Cargo volume (in thousands of tons)	32.3	8.1%	3.5%	31.2	8.4%	(2.9)%	32.1	9.4%	5.5%
Aircraft movements (in thousands)	32.5	4.0%	1.7%	32.0	3.8%	14.8%	27.9	3.8%	56.8%
Armenia
Domestic Passengers (in millions)	—	—%	—	—	—%	—%	—	—%	—%
International Passengers (in millions)	5.3	17.3%	(1.8)%	5.4	19.1%	46.8%	3.7	17.3%	53.8%
Transit passengers (in millions)	0.0	0.4%	—	—	—%	—%	—	—%	—%
Total passengers (in millions)	5.4	6.8%	(1.3)%	5.4	6.7%	46.8%	3.7	5.6%	53.8%
Cargo volume (in thousands of tons)	42.2	10.6%	24.8%	33.9	9.1%	45.0%	23.3	6.8%	34.7%
Aircraft movements (in thousands)	39.9	4.8%	(9.6)%	44.1	5.2%	25.4%	35.2	4.8%	64.9%
Ecuador(1)
Domestic Passengers (in millions)	2.3	5.7%	(8.3)%	2.6	5.6%	19.5%	2.1	5.6%	102.5%
International Passengers (in millions)	2.3	7.4%	2.1%	2.2	7.8%	9.5%	2.0	9.5%	42.3%
Transit passengers (in millions)	0.1	1.1%	11.2%	0.1	1.0%	4.0%	0.1	1.1%	92.0%
Total passengers (in millions)	4.7	5.9%	(3.3)%	4.8	6.0%	14.5%	4.2	6.4%	68.3%
Cargo volume (in thousands of tons)	37.3	9.4%	10.4%	33.8	9.1%	1.7%	33.3	9.7%	44.7%
Aircraft movements (in thousands)	76.1	9.2%	(3.0)%	78.5	9.2%	2.0%	77.0	10.4%	37.7%
(1)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: (i) aeronautical revenue, (ii) commercial revenue, (iii) construction service revenue and (iv) other revenue. Our consolidated revenue does not include revenue of ECOGAL (Galapagos Airport) operations for the years ended December 31, 2024, 2023, and 2022, as it was accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2024, 2023, and 2022 is summarized below:

	For the Year Ended December 31,
	2024		2023		2022
	(in millions	% of Total	(in millions of	% of Total	(in millions	$ of Total
	of U.S.$)	Revenue	U.S.$)	Revenue	of U.S.$)	Revenue
Aeronautical revenue	876.7	47.6%	644.5	46.0%	609.8	44.2%
Non-aeronautical Revenue
Commercial revenue	738.7	40.1%	603.7	43.1%	612.5	44.4%
Construction service revenue	223.4	12.1%	144.7	10.3%	149.8	10.9%
Other Revenue	4.5	0.2%	7.2	0.5%	6.6	0.5%
Total consolidated revenue	1,843.3	100.0%	1,400.0	100.0%	1,378.7	100.0%

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax. Other reportable expenses consist of impairment loss/ (reversal) and other operating expenses.

	For the Year Ended December 31,
	2024		2023		2022
	(in millions	% of Total	(in millions of	% of Total	(in millions	$ of Total
	of U.S.$)	Expenses	U.S.$)	Expenses	of U.S.$)	Expenses
Cost of services	1,237.3	74.9%	914.7	66.1%	963.0	73.3%
Selling, general and administrative expenses	198.1	12.0%	138.7	10.0%	141.4	10.8%
Financial loss	(110.3)	(6.7)%	406.6	29.4%	196.4	15.0%
Inflation adjustment	21.3	1.3%	40.5	2.9%	(19.5)	(1.5)%
Other expense	7.0	0.4%	(93.4)	(6.8)%	7.1	0.5%
Income tax	298.8	18.1%	(24.2)	(1.8)%	24.9	1.9%
Total expenses	1,652.2	100.0%	1,382.8	100.0%	1,313.2	100.0%

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

Adjusted EBITDA Reconciliation to Net Income from Continuing Operations

	For the year ended December 31,
	2024	2023	2022

	(in millions of U.S.$)
Income from continuing operations	307.9	226.5	165.6
Financial income	(71.4)	(101.6)	(63.9)
Financial loss	(110.3)	406.6	196.4
Inflation adjustment	21.3	40.5	(19.5)
Income tax	298.8	(24.2)	24.9
Amortization and depreciation	182.5	130.0	153.1
Adjusted EBITDA	628.7	677.7	456.7
Construction services revenue	(223.4)	(144.7)	(149.8)
Construction services cost	216.8	138.3	147.9
Adjusted EBITDA excluding Construction Services	622.2	671.3	454.8

See “Presentation of Financial Information—Non-IFRS Information—Adjusted EBITDA and Adjusted EBITDA excluding Construction Services.”

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the Year Ended December 31,
	2024		2023		2022
		% of Change		% of Change		% of Change
	(in millions	against	(in millions	against	(in millions	against
	of U.S.$)	prior year	of U.S.$)	prior year	of U.S.$)	prior year
Aeronautical revenue	876.7	36.0%	644.5	5.7%	609.8	132.0%
Non-aeronautical Revenue
Commercial revenue	738.7	22.4%	603.7	(1.5)%	612.5	69.2%
Construction service revenue	223.4	54.3%	144.7	(3.4)%	149.8	87.8%
Other Revenue	4.5	(37.7)%	7.2	9.8%	6.6	191.1%
Total consolidated revenue	1,843.3	31.7%	1,400.0	1.6%	1,378.7	95.0%
Cost of Services
Concession fees	210.6	34.8%	156.2	(1.4)%	158.5	67.7%
Amortization and depreciation	175.1	41.6%	123.7	(15.2)%	145.8	7.9%
Cost of fuel	98.7	(12.7)%	113.1	5.5%	107.2	330.7%
Salaries and social security contributions	251.8	35.4%	185.9	(9.7)%	205.9	46.0%
Taxes	5.4	129.8%	2.4	(32.8)%	3.5	19.4%
Maintenance expenses	170.7	61.6%	105.6	(1.7)%	107.5	28.1%
Construction service costs	216.8	56.8%	138.3	(6.5)%	147.9	90.9%
Services and fees	69.9	23.4%	56.6	(0.3)%	56.8	26.8%
Provision for maintenance cost	4.6	5.0%	4.4	26.5%	3.5	(26.7)%
Office expenses	16.0	64.5%	9.7	(9.4)%	10.8	106.5%
Others	17.6	(6.0)%	18.8	19.2%	15.7	102.1%
Total Cost of Services	1,237.3	35.3%	914.7	(5.0)%	963.0	54.7%
Salaries and Social Security contributions	46.1	39.6%	33.0	2.3%	32.3	52.6%
Amortization and depreciation	7.4	16.6%	6.3	(14.1)%	7.3	(12.4)%
Services and fees	45.3	14.2%	39.7	(11.5)%	44.8	45.1%
Taxes	63.4	71.3%	37.0	(18.2)%	45.3	82.8%
Maintenance expenses	2.5	16.4%	2.1	12.6%	1.9	108.4%
Advertising	6.5	320.1%	1.5	(6.4)%	1.7	81.1%
Office expenses	8.8	81.2%	4.9	32.2%	3.7	149.8%
Insurance	2.7	(5.0)%	2.8	19.1%	2.4	10.0%
Bad debts recovery	(4.4)	29.1%	(3.4)	(81.1)%	(18.2)	119.0%
Bad debts	8.9	78.2%	5.0	(62.9)%	13.4	(8.7)%
Other	11.0	13.3%	9.7	43.1%	6.8	35.7%
Total selling, general and administrative expenses	198.1	42.9%	138.7	(1.9)%	141.4	38.5%
Impairment reversal/(loss) of non-financial assets	—	(100.0)%	102.8	(92,746.8)%	(0.1)	(70.1)%
Other operating income	46.4	(53.9)%	100.6	169.3%	37.3	(12.7)%
Other operating expense	(7.0)	(26.3)%	(9.5)	35.4%	(7.0)	(62.1)%
Operating income	447.3	(17.3)%	540.6	77.5%	304.6	4,614.8%
Share of income/(loss) in associates	(1.0)	(114.0)%	7.1	(832.8)%	(1.0)	54.2%
Income before financial results and income tax	446.3	(18.5)%	547.7	80.4%	303.6	5,106.7%
Financial income	71.4	(29.7)%	101.6	59.1%	63.9	127.4%
Financial loss	110.3	(127.1)%	(406.6)	107.0%	(196.4)	49.6%
Inflation adjustment	(21.3)	(47.6)%	(40.5)	(308.4)%	19.5	190.8%
Income before income tax	606.7	200.0%	202.2	6.1%	190.5	(310.1)%
Income tax	(298.8)	(1,332.7)%	24.2	(197.4)%	(24.9)	(64.0)%
Income for the year	307.9	36.0%	226.5	36.7%	165.6	(203.7)%
Attributable to Owners of the parent	282.7	18.0%	239.5	42.4%	168.2	(242.8)%
Non-controlling interest	25.2	(293.6)%	(13.0)	415.2%	(2.5)	(96.0)%

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments:

	For the Year Ended December 31,
	2024		2023		2022
	(in millions	% of Total	(in millions	% of Total	(in millions of	% of Total
	of U.S.$)	Revenue	of U.S.$)	Revenue	U.S.$)	Revenue
Argentina	1,043.9	56.6%	640.6	45.5%	762.6	55.3%
Italy	138.8	7.5%	133.4	9.6%	117.2	8.5%
Brazil	111.1	6.0%	110.6	7.9%	89.3	6.5%
Uruguay	185.7	10.1%	157.0	11.3%	105.3	7.6%
Armenia	252.8	13.7%	252.5	18.1%	207.5	15.1%
Ecuador(1)	110.3	6.0%	105.2	7.5%	96.2	7.0%
Unallocated	0.7	0.0%	0.7	0.1%	0.6	0.0%
Total consolidated revenue(1) (2)	1,843.3	100.0%	1,400.0	100.0%	1,378.7	100.0%
(1)	We account for the results of operations of ECOGAL using the equity method.
(2)	We account for the results of operations of Navinten using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, which have intra - segment adjustments allocated to each corresponding segment:

	For the year ended December 31,
	2024	2023	2022

	(in millions of U.S.$)
Argentina
Aeronautical revenue	512.2	296.4	330.3
Non-aeronautical Revenue
Commercial revenue	376.1	251.2	308.1
Construction service revenue	155.6	93.0	124.2
Other revenue	—	—	—
Total revenue	1,043.9	640.6	762.6
Italy
Aeronautical revenue	70.8	70.1	70.4
Non-aeronautical Revenue
Commercial revenue	47.2	39.9	32.4
Construction service revenue	16.4	16.2	7.8
Other revenue	4.4	7.2	6.6
Total revenue	138.8	133.4	117.2
Brazil
Aeronautical revenue	40.8	45.7	36.6
Non-aeronautical Revenue
Commercial revenue	68.8	64.8	52.7
Construction service revenue	1.5	0.2	—
Other revenue	—	—	—
Total revenue	111.1	110.6	89.3
Uruguay
Aeronautical revenue	81.0	65.4	43.5
Non-aeronautical Revenue
Commercial revenue	66.7	59.8	48.6
Construction service revenue	37.9	31.7	13.2
Other revenue	0.0	0.0	0.0
Total revenue	185.7	157.0	105.3
Armenia
Aeronautical revenue	90.5	88.5	60.7
Non-aeronautical Revenue
Commercial revenue	150.5	160.4	145.1
Construction service revenue	11.8	3.6	1.8
Other revenue	—	—	—
Total revenue	252.8	252.5	207.5
Ecuador
Aeronautical revenue	81.4	78.3	68.4
Non-aeronautical Revenue
Commercial revenue	28.7	26.9	25.1
Construction service revenue	0.1	0.0	2.8
Other revenue	—	—	—
Total revenue	110.3	105.2	96.2
Unallocated
Aeronautical revenue	—	—	—
Non-aeronautical Revenue
Commercial revenue	0.6	0.7	0.6
Construction service revenue	—	—	—
Other revenue	0.1	0.0	0.0
Total revenue	0.7	0.7	0.6
Total consolidated revenue for all segments	1,843.3	1,400.0	1,378.7

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses. Intra - segments adjustments have been allocated to each corresponding segment:

	For the Year Ended December 31,
	2024		2023		2022
	(in millions	% of Total	(in millions	% of Total	(in millions	% of Total
	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)
Argentina	841.0	58.3%	481.9	45.3%	587.9	52.9%
Italy	106.1	7.4%	104.8	9.9%	111.6	10.0%
Brazil	82.9	5.7%	90.9	8.6%	84.7	7.6%
Uruguay	128.3	8.9%	112.8	10.6%	75.7	6.8%
Armenia	171.8	11.9%	171.8	16.2%	156.5	14.1%
Ecuador	80.3	5.6%	76.9	7.2%	70.9	6.4%
Unallocated	31.9	2.2%	23.7	2.2%	24.0	2.2%
Total segment expenses	1,442.4	100.0%	1,062.8	100.0%	1,111.3	100.0%
(1)	Excludes income tax, financial loss, impairment loss/ (reversal).

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments which have intra - segments adjustments allocated to each corresponding segment:

	For the Year Ended December 31,
	2024	2023	2022

	(in millions of U.S.$)
Argentina
Cost of Services	735.2	419.6	526.6
Selling, General and Administrative Expenses	100.5	55.0	56.1
Other operating expenses	5.2	7.3	5.2
Total Expenses	841.0	481.9	587.9
Italy
Cost of Services	93.3	91.6	94.6
Selling, General and Administrative Expenses	12.8	13.1	17.0
Other operating expenses	—	—	—
Total Expenses	106.1	104.8	111.6
Brazil
Cost of Services	71.8	79.3	71.1
Selling, General and Administrative Expenses	10.7	11.1	13.2
Other operating expenses	0.4	0.5	0.4
Total Expenses	82.9	90.9	84.7
Uruguay
Cost of Services	106.9	93.4	58.8
Selling, General and Administrative Expenses	21.2	18.9	16.4
Other operating expenses	0.3	0.5	0.5
Total Expenses	128.3	112.8	75.7
Armenia
Cost of Services	154.7	156.5	142.7
Selling, General and Administrative Expenses	16.2	14.3	13.0
Other operating expenses	1.0	1.0	0.8
Total Expenses	171.8	171.8	156.5
Ecuador
Cost of Services	63.9	62.3	57.6
Selling, General and Administrative Expenses	16.4	14.6	13.2
Other operating expenses	0.0	0.0	0.1
Total Expenses	80.3	76.9	70.9
Unallocated
Cost of Services	11.6	11.9	11.6
Selling, General and Administrative Expenses	20.3	11.7	12.4
Other operating expenses	0.0	0.0	0.0
Total Expenses	31.9	23.7	24.0

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenue from Continuing Operations

Our revenue was U.S.$1,843.3 million for the year ended December 31, 2024, a 31.7% increase from U.S.$1,400.0 million for the year ended December 31, 2023. This increase in revenue of U.S.$443.2 million was principally derived from the revenue increase of U.S.$403.3 million in Argentina, U.S.$28.7 million in Uruguay, U.S.$5.4 million in Italy, U.S.$5.0 million in Ecuador, U.S.$0.5 million in Brazil, and U.S.$0.3 million in Armenia.

Argentina

Revenue from our Argentina segment was U.S.$1,043.9 million for the year ended December 31, 2024, a 63.0%, or U.S.$403.3 million increase as compared to U.S.$640.6 million for the year ended December 31, 2023. This increase in revenues was mainly the outcome of:

●	an increase of U.S.$215.8 million, or 72.8%, in aeronautical revenue mainly due to the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29 and an increase in international passenger traffic. This increase was partially offset by the decrease in domestic passenger traffic.
●	an increase of U.S.$124.9 million, or 49.7%, in commercial revenue derived mainly from the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29. This increase was partially offset by: (i) a decrease in duty free shop derived from the reduction in the gap between the exchange rate in the MLC and the unofficial market price of the U.S. Dollar in Argentina, and (ii) the decrease of cargo revenue due to the drop in the days of stay of goods as a result of the deregulation measures that facilitated the procedures of importers mainly; and
●	an increase of U.S.$62.6 million, or 67.3%, in construction services revenue mainly associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.

Italy

Revenue from our Italy segment was U.S.$138.8 million for the year ended December 31, 2024, a 4.0% or U.S.$5.4 million increase as compared to U.S.$133.4 million for the year ended December 31, 2023. This increase in revenue was mainly the result of: (i) an increase of U.S.$7.3 million, or 18.3%, in commercial revenue associated with parking facilities, food and beverage services, vip lounges, among others, derived from the increase in passenger traffic. This increase in revenue was partially offset by the decrease of U.S.$2.8 million, or 38.6%, in other revenue mainly due to the recognitions in 2023 by the Ministry of Economy and Finance of the CPI inflationary effect on airports fees for past years.

Brazil

Revenue from our Brazil segment was U.S.$111.1 million for the year ended December 31, 2024 a 0.4% or U.S.$0.5 million increase as compared to U.S.$110.6 million for the year ended December 31, 2023. This increase was mainly due to (i) an increase of U.S.$4.0 million, or 6.1%, in commercial revenue mainly associated with vip lounges derived from the increase in passenger traffic in ICAB, and increase in Cargo revenue due to increase in cargo volume in ICAB and due to increase in tariffs and (ii) an increase of U.S.$1.3 million in construction service revenue mainly associated with the construction works we performed in our airports in Brazil, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment—Brazil.” This increase was offset by (i) a decrease of U.S.$4.8 million, or 10.6%, in aeronautical revenue due to a 9.2% decrease in passengers traffic; (ii) the group only operating the Natal airport until the February 18, 2024, date on which the operation was transferred to the new concessionaire following the Re-bidding of the International Airport of São Gonçalo do Amarante (“Natal Airport”); and (iii) due to the depreciation of the Real against the U.S. dollar.

Uruguay

Revenue from our Uruguay segment was U.S.$185.7 million for the year ended December 31, 2024, a 18.3% or U.S.$28.7 million increase compared to U.S.$157.0 million for the year ended December 31, 2023. This increase was mainly derived from (i) an increase of U.S.$15.6 million, or 23.9%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions; (ii) an increase of U.S.$6.9 million, or 11.5%, in commercial revenue mainly associated with (a) duty free shops, vip lounges, among others, derived from the increase in passenger traffic, and (b) the increase in warehouse use fees as a result of the increase in cargo volumes, and (iii) the increase of U.S.$6.2 million, or 19.6%, in construction services revenue mainly associated with the construction works we performed at the Uruguay New Airports, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Uruguay.”

Ecuador

Revenue from our Ecuador segment was U.S.$110.3 million for the year ended December 31, 2024, a 4.8% or U.S.$5.0 million increase as compared to U.S.$105.2 million for the year ended December 31, 2023. This increase was mainly due to: (i) an increase of U.S.$3.1 million, or 4.0%, in aeronautical revenue mainly associated with the increase in tariffs that we are entitled to charge under the concession net from a decrease in passengers traffic, and (ii) an increase of U.S.$1.9 million, or 7.0%, in commercial revenue mainly associated with duty free shops derived from the new contract conditions, which increase the percentage of the concession fee. See “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Ecuador.”

Armenia

Revenue from our Armenia segment was U.S.$252.8 million for the year ended December 31, 2024, a 0.1% or U.S.$0.3 million increase as compared to U.S.$252.5 million for the year ended December 31, 2023. This increase in revenue was mainly derived from: (i) an increase of U.S.$2.0 million, or 2.3%, in aeronautical revenue due to the decrease in discounts, (ii) an increase of U.S.$8.2 million in construction services revenue mainly associated with the construction works we performed at our Airport in Armenia, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Armenia.” This increase was partially offset by a decrease of U.S.$9.9 million, or 6.2%, in commercial revenue mainly due to the decrease in the sale of fuel at our Armenian airports, partially offset by the increase in VIP lounges, food and beverages derived from increases in tariffs that we are entitled to charge under the concession and the increase in cargo business due to an increase in cargo volumes.

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2024 and 2023.

Cost of Services from Continuing Operations

Cost of services increased 35.3% to U.S.$1,237.3 million for the year ended December 31, 2024 compared to U.S.$914.7 million for the year ended December 31, 2023. This increase in cost of services of U.S.$322.7 million was derived from the U.S.$315.6 million in Argentina, U.S.$13.5 million in Uruguay, U.S.$1.6 million in Ecuador and U.S.$1.7 million in Italy. This increase was partially offset by the decrease of U.S.$7.5 million in Brazil, and U.S.$1.8 million in Armenia.

The sum of the cost of services reported for each of our segments equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from our Argentina segment was U.S.$735.2 million for the year ended December 31, 2024, a 75.2% or U.S.$315.6 million increase as compared to U.S.$419.6 million for the year ended December 31, 2023. This increase in cost of services was primarily due to the increase in construction services costs, concession fees derived from the increase in revenue, salaries and social security contributions and maintenance, in all cases associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.

Depreciation and amortization included in cost of services was U.S.$109.7 million for the year ended December 31, 2024, a 82.5% or U.S.$49.6 million increase from U.S.$60.1 million for the year ended December 31, 2023 associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.

Italy

Cost of services from our Italy segment was U.S.$93.3 million for the year ended December 31, 2024, a 1.8% or U.S.$1.7 million increase as compared to U.S.$91.6 million for the year ended December 31, 2023. This increase in cost of services was mainly due to: (i) the increase in maintenance and (ii) in concession fees that we were required to pay to the concessionaire as a consequence of the increase in passenger traffic. This increase was partially offset by the decrease in other cost of sales due to construction services.

Depreciation and amortization included in cost of services was U.S.$7.5 million for the year ended December 31, 2024 a 2.5% or U.S.$0.2 million increase from U.S.$7.3 million for the year ended December 31, 2023.

Brazil

Cost of services from our Brazil segment was U.S.$71.8 million for the year ended December 31, 2024, a 9.5% or U.S.$7.5 million decrease as compared to U.S.$79.3 million for the year ended December 31, 2023. This decrease was primarily due to the decrease in salaries and social contribution, maintenance and services and fees due to (i) the depreciation of the Real against the U.S. dollar and (ii) the group only operating the Natal airport until the February 18, 2024, date on which the operation was transferred to the new concessionaire following the Re-bidding of the Natal Airport.

Depreciation and amortization included in cost of services was U.S.$11.2 million for the year ended December 31, 2024, a 6.8% or U.S.$0.8 million decrease from U.S.$12.0 million for the year ended December 31, 2023.

Uruguay

Cost of services from our Uruguay segment was U.S.$106.9 million for the year ended December 31, 2024, a 14.4% or U.S.$13.5 million increase as compared to U.S.$93.4 million for the year ended December 31, 2023. This increase in cost of services was mainly due to: (i) increase in construction services cost incurred in connection with the works performed at the Uruguay New Airports, (ii) the increase in salaries and social contributions due to the increase in airport operations, and the increase in the number of employees related to the Uruguay New Airports, (iii) the increase in maintenance expenses due to the increase in airport operations and the Uruguay New Airports, and (iv) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in revenue.

Depreciation and amortization included in cost of services was U.S.$8.5 million for the year ended December 31, 2024, a 13.9% or U.S.$1.0 million increase from U.S.$7.5 million for the year ended December 31, 2023.

Ecuador

Cost of services from our Ecuador segment was U.S.$63.9 million for the year ended December 31, 2024, a 2.6% or U.S.$1.6 million increase as compared to U.S.$62.3 million for the year ended December 31, 2023. This increase in cost of services was mainly a consequence of the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in regulated revenue. This increase was partially offset by a decrease in maintenance expenses derived from maintenance works that were not completed in 2024 and had to be postponed to 2025.

Depreciation and amortization included in cost of services was U.S.$5.7 million for the year ended December 31, 2024, a 3.1% or U.S.$0.2 million increase from U.S.$5.5 million for the year ended December 31, 2023.

Armenia

Cost of services from our Armenia segment was U.S.$154.7 million for the year ended December 31, 2024, a 1.2% or U.S.$1.8 million decrease as compared to U.S.$156.5 million for the year ended December 31, 2023. This decrease in cost of services was mainly due to: (i) the decrease in cost of fuel due to the decrease in aircraft movements. This decrease was partially offset by (i) the increase in salaries and social contributions due to increased wages, (ii) the increase of U.S.$8.0 million in construction services costs associated with the increase in capital expenditures.

Depreciation and amortization included in cost of services was U.S.$21.0 million for the year ended December 31, 2024, a 8.4% or U.S.$1.6 million increase from U.S.$19.4 million for the year ended December 31, 2023.

Unallocated

Cost of services from our unallocated segment mainly contain the depreciation and amortization which have decreased 3.0% or U.S.$0.4 million from U.S.$11.9 million for the year ended December 31, 2023 to U.S.$11.5 million for the year ended December 31, 2024.

Gross Profit from Continuing Operations

Based on the above, our gross profit increased by 24.8% or U.S.$120.6 million to a gain of U.S.$605.9 million for the year ended December 31, 2024, compared to a gain of U.S.$485.4 million for the year ended December 31, 2023.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses increased by 42.9% to U.S.$198.1 million for the year ended December 31, 2024 compared to U.S.$138.7 million for the year ended December 31, 2023. This increase of U.S.$59.4 million primarily derived from the increase of U.S.$45.5 million in Argentina, U.S.$8.6 million in Unallocated, U.S.$2.3 million in Uruguay, U.S.$1.9 million in Armenia, and U.S.$1.8 million in Ecuador. This increase was partially offset by the decrease of U.S.$0.3 million in Italy and U.S.$0.4 million in Brazil.

The sum of the selling, general and administrative expenses reported for each of our segments equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from our Argentina segment were U.S.$100.5 million for the year ended December 31, 2024, a 82.8% or U.S.$45.5 million increase as compared to U.S.$55.0 million for the year ended December 31, 2023. This increase in selling, general and administrative expenses was primarily due to (i) the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29, (ii) the increase in salaries and social contribution derived from the impact of inflation and devaluation of the Argentine peso against U.S. dollar and (iii) taxes due to the increase in revenue.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.2 million for the year ended December 31, 2024, a 165.7% or U.S.$0.7 million increase from U.S.$0.4 million for the year ended December 31, 2023.

Italy

Selling, general and administrative expenses from our Italy segment were U.S.$12.8 million for the year ended December 31, 2024, a 2.3% or U.S.$0.3 million decrease as compared to U.S.$13.1 million for the year ended December 31, 2023. This decrease was mainly associated to services and fees due to the decrease in gas and electricity fees.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$3.1 million for the year ended December 31, 2024, a 9.3% or U.S.$0.3 million decrease from U.S.$3.4 million for the year ended December 31, 2023.

Brazil

Selling, general and administrative expenses from our Brazil segment were U.S.$10.7 million for the year ended December 31, 2024, a 3.5% or U.S.$0.4 million decrease as compared to U.S.$11.1 million for the year ended December 31, 2023. This decrease resulted from the depreciation of the Real against the U.S. dollar.

Our depreciation and amortization included in selling, general and administrative expenses for our Brazil segment during the year ended December 31, 2024 suffered non-significant variations as compared to the year ended December 31, 2023.

Uruguay

Selling, general and administrative expenses from our Uruguayan segment were U.S.$21.2 million for the year ended December 31, 2024, a 12.2% or U.S.$2.3 million increase as compared to U.S.$18.9 million for the year ended December 31, 2023. This increase was mainly due to the increase in other selling, general and administrative expenses associated to security services as a result of more traffic activity, and the increase in vip lounge expenses and airlines commissions derived from the increase in passenger traffic.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.0 million for the year ended December 31, 2024, a 54.5% or U.S.$0.4 million increase from U.S.$0.6 million for the year ended December 31, 2023.

Ecuador

Selling, general and administrative expenses from our Ecuador segment were U.S.$16.4 million for the year ended December 31, 2024, a 12.2% or U.S.$1.8 million increase as compared to U.S.$14.6 million for the year ended December 31, 2023. This increase was mainly due to: (i) an increase in taxes as a consequence of the increase in payment of a mandatory contribution for the security of the country and (ii) an increase in services and fees due to an increase in management fee incurred in connection with the increase in revenues.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.4 million for the year ended December 31, 2024, a 19.9% or U.S.$0.2 million increase from U.S.$1.2 million for the year ended December 31, 2023.

Armenia

Selling, general and administrative expenses from our Armenia segment were U.S.$16.2 million for the year ended December 31, 2024, a 13.2% or U.S.$1.9 million increase as compared to U.S.$14.3 million for the year ended December 31, 2023. This increase was mainly due to the increase in taxes mainly due to an increase in the rate of property tax.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.3 million for the year ended December 31, 2024, a 27.7% or U.S.$0.1 million increase from U.S.$0.2 million for the year ended December 31, 2023.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$20.3 million for the year ended December 31, 2024, a 73.4% or U.S.$8.6 million increase from U.S.$11.7 million for the year ended December 31, 2023. This increase was mainly due to the increase in taxes mainly due to an increase in personal property tax.

Our depreciation and amortization included in selling, general and administrative expenses for our Unallocated segment during the year ended December 31, 2024 suffered non-significant variations as compared to the year ended December 31, 2023.

Impairment reversal/(Loss) of non-financial assets from Continuing Operations

For the year ended December 31, 2023, we recorded a reversal of impairment of U.S.$102.8 million mainly derived from the indemnification related to the friendly termination of the concession agreement in ICASGA.

No reversal of impairment was recorded for the year ended December 31, 2024.

Other Operating Income from Continuing Operations

Other operating income decreased by 53.9% or U.S.$54.2 million to U.S.$46.4 million for the year ended December 31, 2024, compared to U.S.$100.6 million for the year ended December 31, 2023. This decrease was mainly due to (i) a decrease of U.S.$60.7 million in Brazil mainly derived from the indemnification in 2023 related to the friendly termination of the concession agreement in ICASGA, and (ii) the decrease of U.S.$2.9 million in unallocated income mainly derived from the sale in 2023 of part of the participation in Navinten S.A. which operates the duty free shop in Uruguay. These variations were partially offset by an increase in the grants to AA2000 for U.S.$9.3 million for the development of airport infrastructure derived from the increase in revenues.

Other Operating Expenses from Continuing Operations

Other operating expenses decrease by 26.3% or U.S.$2.5 million to U.S.$7.0 million for the year ended December 31, 2024, compared to U.S.$9.5 million for the year ended December 31, 2023. This decrease was mainly due to the decrease of U.S.$ 1.6 million in Argentina subsidiary AA2000.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income decreased by 17.3% or U.S.$93.4 million to a gain of U.S.$447.3 million for the year ended December 31, 2024, compared to a gain of U.S.$540.6 million for the year ended December 31, 2023.

Share of (Loss)/ Income in Associates from Continuing Operations

Our share of (loss)/income in associated companies decreased by 114.0% or U.S.$8.1 million to a loss of U.S.$1.0 million for the year ended December 31, 2024, compared to a gain of U.S.$7.1 million for the year ended December 31, 2023, derived from accounting our results of operations for Navinten S. A. under the equity method.

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA, which is defined, with respect to each segment, net income before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. See “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Net Income from Continuing Operations.”

Therefore, each segment’s Adjusted Segment EBITDA measure equals the segment’s operating income plus the segment’s share of losses in associates plus the segment’s depreciation and amortization included in each segment’s cost of services and selling, general and administrative expenses, as further discussed in the respective sections above.

The sum of each segment’s Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services equals the total consolidated Adjusted EBITDA and Adjusted EBITDA excluding Construction Services. See “Presentation of Financial Information—Non-IFRS Information—Adjusted EBITDA and Adjusted EBITDA excluding Construction Services.”

	For the Year Ended December 31,
	2024				2023
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	335.3	53.3%	103.2	44.5%	232.0	34.2%
Italy	44.3	7.0%	5.1	13.1%	39.1	5.8%
Brazil	61.5	9.8%	(156.8)	(71.8)%	218.3	32.2%
Uruguay	64.0	10.2%	14.0	28.0%	50.0	7.4%
Armenia	102.7	16.3%	3.0	3.0%	99.7	14.7%
Ecuador	33.7	5.4%	1.7	5.4%	32.0	4.7%
Unallocated	(12.7)	(2.0)%	(19.3)	(293.6)%	6.6	0.9%
Total Adjusted EBITDA	628.7	100.0%	(49.0)	(7.2)%	677.7	100.0%

	For the Year Ended December 31,
	2024				2023
			Change
			against
		% of Total	prior year	% Change		% of Total
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	335.0	53.8%	103.1	44.4%	231.9	34.6%
Italy	38.3	6.2%	5.4	16.6%	32.9	4.9%
Brazil	61.5	9.9%	(156.8)	(71.8)%	218.3	32.5%
Uruguay	64.0	10.3%	14.0	28.0%	50.0	7.4%
Armenia	102.3	16.4%	2.8	2.8%	99.6	14.8%
Ecuador	33.7	5.4%	1.7	5.4%	32.0	4.8%
Unallocated	(12.7)	(2.0)%	(19.3)	(293.6)%	6.6	1.0%
Total Adjusted EBITDA excluding construction services	622.2	100.0%	(49.1)	(7.3)%	671.3	100.0%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax decreased by 18.5% or U.S.$101.5 million to a gain of U.S.$446.3 million for the year ended December 31, 2024, compared to a gain of U.S.$547.7 million for the year ended December 31, 2023.

Financial Income from Continuing Operations

Our financial income decreased by 29.7% to U.S.$71.4 million for the year ended December 31, 2024, compared to financial income of U.S.$101.6 million for the year ended December 31, 2023. This decrease of U.S.$30.2 million in financial income was primarily due to the decrease in foreign exchange income mainly in our subsidiaries in Argentina. This variation was partially offset by the higher other financial results mainly derived from the increase in financial investment in unallocated.

Financial Loss from Continuing Operations

Our financial loss decreased by 127.1% to a gain of U.S.$110.3 million for the year ended December 31, 2024, compared to financial loss of U.S.$406.6 million for the year ended December 31, 2023. This decrease of U.S.$516.9 million in financial loss was primarily due to (i) the decrease of U.S.$518.3 million in foreign exchange expenses mainly in our Argentina subsidiaries due to lower devaluation of the Argentine peso, compared to the U.S. dollar, than inflation in 2024, compared with higher devaluation of the Argentine peso, compared to the U.S. dollar, than inflation in 2023 and (ii) the decrease of U.S.$10.9 million in changes in liability for concessions in Brazil mainly due to the re-bidding process of the Natal Airport as of December 31, 2023. This decrease was partially offset by the increase of U.S.$12.3 million in interest expenses mainly in AA2000 due to the interest accrued.

Inflation adjustment from Continuing Operations

Our inflation adjustment was a loss of U.S.$21.3 million for the year ended December 31, 2024, a 47.6% or U.S.$19.3 million decrease compared to inflation adjustment loss of U.S.$40.5 million for the year ended December 31, 2023 due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax increased by 200.0% or U.S.$404.5 million to U.S.$606.7 million for the year ended December 31, 2024, compared to the gain of U.S.$202.2 million for the year ended December 31, 2023.

Income Tax from Continuing Operations

Income tax loss were U.S.$298.8 million for the year ended December 31, 2024, a 1,332.7% variation from income tax gain of U.S.$24.2 million recorded for the year ended December 31, 2023. This U.S.$323.1 million increase in income tax expense was primarily due to the decrease in gain in deferred income tax due to (i) the consumption of tax losses carried forward in 2024 mainly due to the increase in tax inflation adjustment in comparison with the increase in deferred tax loss primarily due to the devaluation in the period of December 2023, and an inflation adjustment impacting the tax losses carried forward from previous years in the subsidiaries based in Argentina, and (ii) a write-off of deferred tax assets made in our Brazilian subsidiary, ICAB, as a consequence of uncertainties in the recoverability of the assets. These variations were offset by the decrease in current tax mainly in Corporación Aeroportuaria S.A., due to withholding tax from dividend received in 2023.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased by 36.0% to U.S.$307.9 million for the year ended December 31, 2024, which reflects a difference in gain of U.S.$81.4 million compared to the gain from continuing operations of U.S.$226.5 million for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

A comparison of the years ended December 31, 2023 and 2022 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Investment Plan.”

In 2024, we spent U.S.$155.7 million on capital expenditures in Argentina, primarily for (i) remodeling and expansion of the passenger terminal at Río Hondo Airport; (ii) new plaza on the waterfront, expansion of the PSA inspection point, and relocation of the apron at Aeroparque Airport; and (iii) New VIP lounge at Ezeiza Airport. In 2023, we spent U.S.$93.3 million on capital expenditures in Argentina, primarily for (i) construction of a new departure terminal building at the Ezeiza Airport; (ii) expansion and remodeling of the passenger terminal at Termas de Rio Hondo Airport; (iii) remodeling the Aeroparque Airport mainly for exterior improvements such as sidewalks, landscaping and coastal filling; (iv) remodeling work of the passenger terminal at San Juan Airport; and (v) power supply to the Control Tower and Rehabilitation of Alpha Taxiing at Resistencia Airport.

During the next five years,AA2000 expects to incur additional capital expenditures as set forth under the Technical Conditions for Extension of the AA2000 Concession Agreement executed in December 2020. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension.”

Italy

Under the terms of our Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Italy—The Pisa Concession Agreement,” and “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Italy—The Florence Concession Agreement.”

In 2024, TA spent U.S.$16.6 million on intangible assets and U.S.$2.6 million in property, plant and equipment, investments (“PPE”), respectively. Intangible works focused primarily on works for the expansion of Pisa terminal, new refrigeration system in Pisa, the design of new Florence terminal, apron reconfiguration in Florence, the update of the Masterplan and the environmental impact assessment of Florence and terminal fireproofing adaptation in Florence. PPE investments focused primarily on the purchase of motor vehicles, passengers with reduced mobility (prm) equipment, equipment for removal of damaged aircraft and hardware.

In 2023, TA spent U.S.$16.5 million on intangible assets and U.S.$1.0 million in PPE, respectively. Intangible works focused primarily on preparatory works and designs for the expansion of the Pisa terminal, the design of Florence Airport new terminal, the update of the Master plan and the environmental impact assessment of Florence and redevelopment of commercial area in Pisa airport. PPE investments focused primarily on vehicles, hardware and equipment for metal detectors.

In 2022, TA spent U.S.$8.2 million on intangible assets and U.S.$1.5 million in property, PPE, respectively. Intangible works focused primarily on design of Florence Airport new terminal and Master plan. PPE investments focused primarily on parking system at Pisa Airport.

In partnership with the Aviation Authority, we have developed an investment plan for Florence Airport to invest approximately EUR497 million in capital expenditures (between 2025 and 2028). Currently, this airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, and there are orographic obstacles along the same direction, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Plans are underway to build a new runway and expand the existing passenger terminal. During the next five years, we expect that our subsidiary TA will incur these capital expenditures, subject to final approval of the Florence Master Plan. We expect that EUR150 million to be invested in connection with the new runway and terminal works to be assumed by the national institutions.

CAAP and the Italian Government are currently in discussions to develop a EUR605 million infrastructure plan for both the Florence and Pisa Airports during the period 2025-2028. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include, for the same period:

Florence Airport:

●	Amount: EUR497 million, of which approximately EUR347 million is expected to be financed with free cash flow and new borrowing, by TA and the remaining to be financed with sovereign grants.
●	Timing of execution: expected to be between 2025 and 2028.

●	The plan is expected to include the expansion and renovation of the existing terminal (approximately 44,000 square meters in 2028 and about 53,000 square meters by 2035, respect to the actual surface of approximately 19,420 square meters and a new runway of approximately 2,200 meters in length (existing runway length is approximately 1,560 meters).

Pisa Airport:

●	Amount: EUR108 million, which is expected to be entirely financed with free cash flow and new borrowing by TA.
●	Timing of execution: between 2025 and 2028.
●	The plan is expected to include the expansion of the existing terminal by approximately 7,500 square meters and the renovation of about 12,000 square meters of existing terminal areas (existing terminal area is approximately 32,115 square meters), as well as the reconfiguration/expansion of the existing aircraft parking area.

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement—Master Development Program.”

In 2024, we spent U.S.$2.6 million on capital expenditures at the Brasilia Airport, primarily for inclusion of a new international boarding bridge, renovation of the Control Tower, implementation of SAP Hana, adaptation of the external area for the provision of space to vehicle rental companies, acquisition of no breaks for electrical power substations and renovation of the landing and boarding runway.

In 2023, we spent U.S.$1.6 million on capital expenditures at the Brasilia Airport, primarily for expansion of the vip lounge and paving of the landing and take-off runway. In 2022, we spent U.S.$1.8 million on capital expenditures at the Brasilia Airport, primarily for fixing remote gates within the Brasilia Airport.

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$5.5 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur in optional capital expenditures in relation with the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we are moving forward with the adjusted, lower-capital intensive model, that we believe will encompass a mix of commercial offerings funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

In 2023, we also spent U.S.$111 thousand on capital expenditures at the Natal Airport, primarily to purchase generators, hoses, automatic door motors and fire system lining. In 2022, we spent U.S.$159 thousand on capital expenditures at the Natal Airport, primarily to purchase generators, UPS batteries and protective suits, for other general airport maintenance and operation matters.

Uruguay

Under the terms of the Carrasco Concession Agreement, the relevant concessionaire is required to present a revised master development program for approval by the Ministry of National Defense every five years. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Master Plan.”

In 2024, we spent U.S.$30.3 million on capital expenditures, primarily for the National System of International Airports SINAI. In 2023, we spent U.S.$34.5 million on capital expenditures primarily for the National System of International Airports (SINAI), (U.S.$11.1 million for the Rivera Airport, U.S.$11 million for the Salto Airport, U.S.$1.7 million for the Carmelo Airport, U.S.$0.8 million for the Melo Airport, U.S.$0.8 million for the Paysandú Airport, U.S.$3.1 million for the Durazno Airport, and U.S.$2.6 million for advanced payments). In 2022, we spent U.S.$17.2 million on capital expenditures primarily for (i) construction of new terminal and runway and improving lightning and beaconing at Carmelo Airport and advance payment made to the National System of International Airports (known as SINAI) for works to be completed at the different airports.

In 2024, we also spent U.S.$5.0 million on capital expenditures at the Punta del Este Airport, primarily for extension of general aviation terminal, equipment for radio navigation VOR/DME, biometrics walkways, remodeling of Pilot Lounge, renew of TWR equipment and remodeling of fuel plant. In 2023, we spent U.S.$2.1 million on capital expenditures at the Punta del Este Airport, primarily for the acquisition of equipment for walkway and check in points and improvement in passenger’s terminal. In 2022, we spent U.S.$2.8 million on capital expenditures at the Punta del Este Airport, primarily for construction of three new hangars, beaconing and runway edge.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$21.7 million, as required by contract. We do not expect to incur in optional expenditures. Likewise, during 2025 and 2030, and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$0.6 million in the Punta del Este Airport, all required by contract. We do not expect to incur in any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program. See in “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Ecuador” the “The Guayaquil Concession Agreement—Master Plan” and “The Galapagos Concession Agreement—Master Plan.”

In 2024, we spent U.S.$4.2 million on capital expenditures at the Guayaquil Airport primarily to Aeronautical Fire Fighting Vehicle. In 2023, we spent U.S.$3.3 million on capital expenditures at the Guayaquil Airport, primarily for works related to Addendum 7 – Addendum 10 (works on platforms and the General Aviation Terminal expansion) of U.S.$2.0 million and the update of body scan and the closed-circuit television equipment. In 2022, we spent U.S.$1.8 million on capital expenditures at the Guayaquil Airport, primarily for the airport apron, machine and equipment and the purchase of electric vehicles.

In 2024, we spent U.S.$0.6 million on capital expenditures at the Galapagos Airport, primarily for remodeling the terminal in the arrivals hall and the purchase of machinery. In 2023, we spent U.S.$0.4 million on capital expenditures at the Galapagos Airport, primarily for maintenance of runway and acquisition of safety and fire equipment. In 2022, we spent U.S.$122 thousands on capital expenditures at the Galapagos Airport, primarily for maintenance of airport roadway.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$9.1 million in the Guayaquil Airport, of which U.S.$4.9 million are expenditures required by contract and U.S.$4.2 million are optional expenditures. Likewise, during the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$12 million in the Galapagos Airport, all of which are expenditures required by contract.

The results of the negotiations between ECOGAL and DGAC resulted in an agreement that outlines the terms under which the addendum should be executed (the Negotiation Deed), which is subject to a sustainability and fiscal risk report by the Ministry of Economics and Finance of Ecuador and to approval by the Ministry of Economic and Finance of Ecuador after signed addendum 4th.

Armenia

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Armenia—The Armenian Concession Agreement—Master Plan.”

In 2024, we spent U.S.$15.5 million at the Zvartnots Airport and U.S.$2.0 million at the Shirak Airport on capital expenditures, primarily for runway renovation works, Taxiway A reconstruction, check-in project, upgrade of baggage handling systems, acquisition of other property and equipment at Zvartnots Airport, and renovation work at Shirak Airport. In 2023, we spent U.S.$6.5 million at the Zvartnots Airport and U.S.$0.6 million at the Shirak Airport on capital expenditures, primarily for the new security system installation, new parking and old parking reconstructions, acquisition of property and equipment at Zvartnots Airport, new hall constructions, and renovation work at Shirak Airport. In 2022, we spent U.S.$5.1 million at the Zvartnots Airport and U.S.$0.7 million at the Shirak Airport on capital expenditures, primarily for (i) remodeling works at the Shirak Airport which mainly included works made at the departure and arrival halls, (ii) construction works at the Zvartnots Airport which mainly included building reparation, and (iii) upgrade of systems and security equipment.

CAAP and the Armenian Government are currently in discussions to develop a U.S.$425 million infrastructure plan expected to be implemented before end of 2027 in Zvartnots Airport and Shirak Airport. In addition to adding new boarding gates, check-in counters and stand positions, the infrastructure plan is also anticipated to expand the terminal area by approximately 40,000 square meters (existing terminal area is approximately 34,000 square meters) and the commercial space by approximately 6,200 square meters (existing commercial space is approximately 12,600 square meters).

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

We have prepared our Audited Consolidated Financial Statements in accordance with IFRS and interpretations issued by the International Financial Reporting Interpretations Committee. The Audited Consolidated Financial Statements are presented in U.S. dollars.

In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 2.Y to our Audited Consolidated Financial Statements.

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

Our Brazilian Segment

In connection with the BNDES Refinancing (see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”), the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating), of at least B-/B3, which has been achieved in April 2022, being in compliance as of December 31, 2022, 2023 and 2024.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021 fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES Refinancing. See “Brazilian Proceedings—ICAB—Administrative Proceedings before the Brazilian ANAC.”

The forgoing has occurred because, pursuant to Portaria 139, ICAB requested to reprofile 50% of the amount due and payable of the fixed concession fee on December 31, 2021, and, even though, the Brazilian Ministry of Infrastructure granted its approval, ANAC denied ICAB’s request, and initiated administrative proceedings to declare ICAB’s payment obligations default.

Notwithstanding the process initiated by ANAC, ICAB initiated a judicial procedure. In February 2022, a provisional decision was granted, suspending ANAC’s ruling and ICAB’s alleged default until a final decision was reached. ANAC appealed, but in April 2022, the Court of Justice provisionally maintained the first instance judgement in favor of ICAB. In November 2023, the first instance ruling was confirmed, granting ICAB the right to reschedule 50% of the 2021 fixed concession fee. ANAC appealed and the case remains pending.

After partially deducting and rescheduling 50% of the 2021 fixed concession fee, ANAC started an administrative procedure to determine whether ICAB was in default under the Concession Agreement payments. ICAB submitted a defense, and the procedure was suspended until a Federal Judge rules on the case.

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

As a result of the above and considering the uncertainty of the extension of the war and the additional measures and sanctions that could be imposed, the full extent to which the war will impact the Company’s business, results of operations, financial position and liquidity is unknown. The Company evaluated the potential risks and identified that the main affected operations could be that of Armenia, considering the current routes on which the group operates. The current routes from Russian airlines were taken over by other airlines. However, the Company is closely monitoring the situation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Armenia—The ongoing war between Russia and Ukraine has and will likely continue to disrupt air travel routes and passenger flows, which could negatively affect our operational performance and results of operations.”

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

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2024, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$26.7 million had been reserved as of such date. As of December 31, 2024, required legal reserves at our Italian subsidiaries amounted to an aggregate of approximately U.S.$6.4 million, of which U.S.$6.2 million had been reserved as of such date. As of December 31, 2024, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$13.8 million, of which U.S.$12.6 million had been reserved as of such date.

Argentine Law No. 27,630, published on 16 June 2021, amended the Income Tax Law with the introduction of new progressive corporate income tax rates, effective for fiscal years beginning 1 January 2021. This included the following progressive rates based on net taxable income: 25% (up to AR$14,301,209.21); 30% (over AR$14,301,209.21 up to AR$143,012,092.08); and 35% (over AR$143,012,092.08). These bracket thresholds have been adjusted as of 2023 for inflation based on the consumer price index. As from 1 January 2025, the progressive rates will be as follows: 25% (up to AR$101,679,575.26); 30% (over said amount and up to AR$1,016,795,752.61); and 35% (for net taxable income of AR$1,016,795,752.61 and over).

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

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2024, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2024, required legal reserves for TAGSA amounted to an aggregate of approximately U.S.$9.0 million, all of which has been set aside as of such date.

These restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Contractual Restrictions

The ability of our operating subsidiaries to pay dividends is also subject to contractual debt covenant restrictions (see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”).

Argentina Foreign Exchange Regulations

Although the current administration has announced and implemented several measures to promote foreign investments and deregulate the economy, given the lack of reserves of the BCRA the foreign exchange restrictions applicable to inflow and outflow of funds into and from Argentina, reinstated since September 2019, remain substantially the same.

In this vein, access to the Foreign Exchange Market (“MLC”,” for its Spanish acronym) for payments of dividends abroad, among other concepts, is subject to the BCRA prior clearance, unless certain limited exceptions are met. In practice this requirement and the difficulties for residents to fall under the scope of any of the exceptions provided thereby are considered an implied prohibition to access the MLC to transfer dividends offshore.

Below is a summary of the main foreign exchange restrictions currently contemplated by the foreign exchange regulations (Communiqué “A” 8191, as amended and supplemented from time to time, the “Foreign Exchange Regulations”) regarding payment of dividends, financial debts and imports.

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

Among others, the main restrictions include the following (the “General Requirements”):

(i)	not having performed, on the day in which the access to the MLC is required and in the previous 90 calendar days and the commitment not to perform within the subsequent 90 calendar days (the “Blocking Period”), the following transactions (the “Dollarization Transactions”):
●	sales of foreign-currency denominated securities in Argentina with settlement in foreign currency;
●	exchange of securities issued by a resident for foreign assets;
●	transfers of securities to depositories located abroad;
●	purchase of securities issued by non-residents with domestic settlement in Pesos;
●	purchase of Argentine deposit certificates representing foreign shares (CEDEARs);
●	purchase of securities representing private debt issued in a foreign jurisdiction; and/or

●	delivery of funds in Pesos or other Argentine assets (other than funds in foreign currency deposited in an Argentine bank account) to any individual or entity, resident or non-resident, affiliated or not, receiving as a previous or subsequent consideration, directly or indirectly, by itself or through an affiliated, controlled or controlling entity, foreign assets, crypto assets or securities deposited in a foreign jurisdiction.
(ii)	on the day of access to the MLC, all the foreign currency in Argentina must be on deposit at Argentine financial entities and the payor must have no “liquid external assets” and/or CEDEARs exceeding U.S.$100,000, except to the extent simultaneously applied to make payments allowed under the Foreign Exchange Regulations and unless such “liquid external assets” originate from certain transactions specified in the Foreign Exchange Regulations;
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
(a)	that in the previous 90 calendar days prior to the date requesting access to the MLC, the entity has not delivered Pesos or other local liquid assets to any individual or entity, related or not, except those deliveries directly associated with the ordinary course of business; or
(b)	in the event of having delivered Argentine pesos or other liquid local assets during the relevant terms indicated by the Foreign Exchange Regulations, the detail of is direct controlling entities and other members of its economic group (without restrictions regarding the activity or location of the respective related parties) and, alternatively, affidavits of:
(1)	the related entities who have received funds or local liquid assets during the relevant terms established by the Foreign Exchange Regulations, stating that they have not carried out and committing not to carry out Dollarization Transactions and stating that they have not delivered Argentine pesos or other local liquid assets to their direct controlling entities or to other members of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services; or
(2)	each related person, whether they have received funds or local liquid assets or not, stating, alternatively and during the applicable terms established by the Foreign Exchange Regulations:
(x)	not having conducted and committing not to conduct Dollarization Transactions; or
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

Transfer of Funds Abroad for Payment of Dividends

According to the Foreign Exchange Regulations, payment of dividends is subject to the BCRA’s prior clearance unless certain exceptions are met and the General Requirements are complied with. Among other exceptions and requirements, the Foreign Exchange Regulations establish the following conditions in order to allow access to the MLC for the payment of dividends:

●	the dividends distribution shall arise from audited and approved financial statements;
●	the aggregate amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting;
●	the company registers direct capital contributions which were exchanged into Pesos through the MLC since January 17, 2020;

●	the aggregate amount of the transfers effected for this purpose through the MLC as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the MLC as of the referred date;
●	the acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item I above;
●	the company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and
●	The company must have disclosed such capital contributions in the last filing due under the Reporting Regime of External Assets and Liabilities.

In addition, according to the provisions of the Foreign Exchange Regulations, in case the relevant company is a beneficiary under certain incentive schemes for exporters and oil and gas producers, access to the MLC would also be allowed to transfer dividends abroad. However, as of the date of this annual report, AA2000 is not a beneficiary of the referred schemes. Moreover, the Foreign Exchange Regulations also allow the swap (“canje”) and/or arbitrage (“arbitraje”) with funds deposited in a local account corresponding to principal and interest payments under BOPREAL (i.e., amounts paid by the BCRA under the BOPREAL will be freely available to be transferred abroad), to the extent the requisites established by the Foreign Exchange Regulations are met (see “—BCRA Notes”). As of the date of this annual report, this exception for the payment of dividends abroad was not applied by AA2000.

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

Likewise, among other cases, the Foreign Exchange Regulations also provide that prior approval of the BCRA will not be necessary to access the MLC for pre-payment with more than three business days prior to due date for the payment of principal and interest on financial debts abroad as long as all the following conditions are met: (i) the pre-payment is made simultaneously with the repatriation and exchange into pesos of the proceeds disbursed under new financial debt, (ii) the average life of the new indebtedness is greater than the average remaining life of the debt that is pre-paid, and (iii) the amount of the first principal service of the new indebtedness does not exceed the amount of the first planned future principal service of the debt that is prepaid.

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

In the same line, Communiqué “A” 8112 eased the requirements for the prepayment of principal and interest on debt securities in the context of refinancing, repurchase and/or redemption.

In this regard, such rule allowed those who access the MLC to cancel indebtedness in the context of a refinancing, repurchase and/or redemption simultaneously with the repatriation and exchange into Pesos through the MLC of the proceeds obtained from the issuance of new debt securities, to access the MLC to: (i) pay up to 5% of the principal amount of the debt repurchased or redeemed as repurchase or redemption ‘premium’ to the extent that at least an equivalent amount of the proceeds collected abroad under the issuance of new debt securities was repatriated and exchanged into Pesos through the MLC, (ii) repay interest accrued up to the closing date of the repurchase and/or redemption transaction without being necessary to evidence a settlement of funds through the MLC for an equivalent amount, and (iii) cancel the expenses arising from the issuance of the new debt securities issued and/or the repurchase and/or redemption transaction, without being necessary to evidence a settlement of funds through the MLC for an equivalent amount.

For this purpose, Communiqué ‘A’ 8112 establishes that the requirement of deposit and settlement shall be deemed to have been met for the portion of new debt securities that are delivered as ‘premium’ in the context of an exchange, repurchase and/or early redemption transaction, to the extent that: (i) its nominal value does not exceed 5% of the principal value of the debt being exchanged or repurchased, and (ii) the new debt securities provide for at least 1 (one) year grace period for the payment of principal and extend the average life of the remaining principal of the swapped or repurchased debt by at least 2 (two) years. At the same time, the quota of U.S.$100,000 of available liquid external assets (see “General Requirements”) is exempted for funds deposited in bank accounts that have been originated during the 60 days prior to the subscription abroad of a new debt security and that will be destined to carry out a refinancing, repurchase and/or early redemption operation of debt securities abroad.

Limitations for the repayment of foreign-currency-denominated financial debt - Refinancing Plan

The Foreign Exchange Regulations required to submit to the BCRA, a refinancing plan following certain guidelines in order to access the MLC for, the repayment of principal maturing between October 15, 2020 and December 31, 2023, corresponding to external financial indebtedness with non-related parties and foreign-currency-denominated securities issued in the local market (including, in both cases, indebtedness of financial institutions for own operation and excluding borrowings granted or guaranteed by international organizations and official credit agencies) (the “Mandatory Refinancing Rule”).

In addition, certain exceptions to the Mandatory Refinancing Rule were contemplated (e.g., repayments through the MLC not exceeding U.S.$2 million were allowed). As of the date of this annual report the relevant maturity dates contemplated by the Mandatory Refinancing were not extended; therefore, the requirement to submit the refinancing plan for principal maturities after December 31, 2023, is not applicable.

External financial debt with related parties

Subject to certain exceptions and requisites, repayment of principal and interest of external financial debt with related parties is subject to the BCRA’s prior approval.

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
(ii)	the submission of an affidavit stating that the entity performing the blue-chip swap transactions does not hold a position as a taker in repos and/or reverse repos, in Argentine Pesos, either as a holder or joint holder, and in no registered broker-agent, and that it has not obtained any type of financing, either in funds and/or other securities denominated in Argentine Pesos; and
(iii)	a daily limit for blue-chip swap transactions to be performed by non-residents of AR$200,000,000.

Payment of imports of goods and services

Elimination of the “SIRA” and “SIRASE” declarations as a requirement for access to the MLC. Creation of “SEDI”

On December 13, 2023, the BCRA issued Communiqué “A” 7917 (as amended and supplemented from time to time) which eliminates the need to have an approved “SIRA” or “SIRASE” declarations for the payment of imports of goods and services, respectively, and to validate payments through the “Single Foreign Trade Current Account for Foreign Trade” (“Cuenta Única de Comercio Exterior”).

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

The Joint Resolution also eliminated the requirement of analysis of the importer’s financial economic capacity (“CEF” for its Spanish acronym) in order to authorize the SEDI declaration. In this sense, the AFIP (prior to the customs approval) analyzed the importer’s tax situation at the time of making the SEDI declaration, based on the information available in its records.

On February 25, 2025, the AFIP (currently “ARCA”, for its Spanish acronym) and the Secretariat of Commerce issued the Joint General Resolution No. 5651/2025, by virtue of which the “SEDI” rules were abrogated. Thus, from February 26, 2025, importers are allowed to register their imports of goods without entering the previously registered SEDI declaration.

Access to the MLC for payment of imports of goods and services:

The Foreign Exchange Regulations contemplate a differential treatment for imports of goods and services taking place on or after December 13, 2023, with respect to the regime applicable to the payment of commercial debt outstanding as of December 12, 2023 (the “Outstanding Debt”).

The payment of the Outstanding Debt through the MLC is subject to the BCRA’s prior approval, except in the following cases: (i) when it corresponds to transactions financed or guaranteed by local or foreign financial entities or by international organizations or official credit agencies; or (ii) payments made within the framework of incentive schemes for exporters (which, as of the date of this annual report, AA2000 is not a beneficiary). Additionally, the BCRA implemented an alternative payment mechanism through the subscription of notes to issued by the BCRA (the “BOPREAL”), whose main characteristics are detailed “—BCRA Notes” below.

The access to the MLC for the payment of imports of goods and services made on or after December 13, 2023, is subject to compliance with the General Requirements and, among others, the following requisites:

(i)	as a rule, advance payment of imports of goods (including capital goods if certain requirements are complied with) or services is subject to the BCRA’s prior clearance; unless the payment is made through a swap (“canje”) or arbitrage (“arbitraje”) of foreign currency deposited in a domestic bank account or through an import financing granted by a local financial entity (to the extent the financing meets the requisites contemplated by the Foreign Exchange Regulations);
(ii)	access to the MLC for the payment of imports of goods is allowed 30 calendar days from the nationalization of the goods (certain exceptions are applicable to certain goods such as oil and energy, pharmaceuticals, automotive products);
(iii)	access to the MLC for the payment of imports of services rendered by non-related parties is allowed after 30 days from the date of service provision (certain exceptions and specific terms are provided for certain types of services such as health services, travel, and credit card payments); and
(iv)	access to the MLC for the payment of imports of services provided by related parties is allowed after 180 days from the date of service provision (unless the services fall under any of the exceptions contemplated in the rule).

BCRA Notes

On December 22, 2023, the BCRA issued Communiqué “A” 7925 (as amended) establishing the conditions for subscription of BOPREAL, which, in accordance with the provisions of Decree No. 72/2023 and such BCRA regulations, could be used by importers to: (i) regularize the Outstanding Debt in accordance with the requirements and the procedure established by the Foreign Exchange Regulations; and (ii) cancel certain tax and customs obligations. In addition, in April 2024, the BCRA issued Communiqué “A” 7999 allowing residents and non-residents the possibility to subscribe BOPREAL either to cancel or repatriate dividends abroad (as applicable), to the extent certain requisites established by the Foreign Exchange Regulations are met.

The terms and conditions of the three series of BOPREAL offered by the BCRA were are detailed in Communiqué “B” 12695. The notes could be subscribed in Argentine pesos at the reference exchange rate published by the BCRA according to Communiqué “A” 3500 of the day before the subscription date. Importers must subscribe BOPREAL through financial entities.

As of the date of this annual report, the BCRA issued three series of BOPREAL:

(i)	On January 31, 2024, the allocation of BOPREAL Series 1 was completed, reaching the maximum available amount for this series of U.S.$5 billion. AA2000 had subscribed an aggregate amount of U.S.$1,083,470 of BOPREAL Series 1.
(ii)	On February 22, 2024, for the allocation of BOPREAL Series 2 was also completed, reaching the maximum amount offered under this series of U.S.$2.0 billion.; and
(iii)	On May 23, 2024, the allocation of BOPREAL Series 3 was completed, reaching the maximum amount offered under this series of U.S.$3 billion AA2000 had subscribed, on primary offering, and aggregate amount of U.S.$1,083,470 of BOPREAL Series 1.

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

According to the referred rule, the importers should have completed the Registry in accordance with the guidelines available on the AFIP’s website (currently “ARCA” for its Spanish acronym), until January 24, 2024. The information recorded in the Registry shall be deemed a sworn statement. If the importer did not submit the information to the Register, or falsifies or adulterates the information provided therein, it will not be able to access to the payment mechanisms established by the new regulations (e.g., subscriptions of BOPREAL Series 2 and 3) and the relevant debt shall be subject to a further evaluation by the authorities. As of the date of this annual report, AA2000 completed the Registry.

Foreign Exchange Rules applicable to the Large Investments Incentive Regime (“RIGI”)

On August 29, 2024, the BCRA issued Communiqué “A” 8099, which regulated certain aspects and foreign exchange rate of the Large Investment Incentive Regime (“RIGI”) applicable to Single Project Vehicles (“VPU” for its Spanish acronym) adhering to the RIGI. Among the most important regulations provided for by Communiqué “A” 8099 are the following: (i) exception, with staggered terms and percentages, to the obligation to enter and settle foreign currency through the MLC; (ii) access to the MLC to make certain expenditures, subject to compliance with certain conditions; (iii) access to the MLC for the payment of commercial and financial debts prior to the due date (principal and interest), subject to compliance with certain conditions; (iv) access to the MLC for payment of dividends to non-resident shareholders, subject to compliance with certain conditions; and (v) application of collections on exports of goods; among others. As of the date of this annual report, AA2000 has not registered projects under the RIGI.

Off-Balance Sheet Risks

Our off-balance sheet risk arises principally as a result of our contingent obligations to third-party guarantors that provide performance bonds, sureties and other guarantees that are required to secure the performance of our obligations under our concession agreements. For a discussion of the performance bonds, sureties and other guarantees provided in our concession agreements, please see the following sections of  “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework”: “Argentina—The AA2000 Concession Agreement—Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement,” “Italy—The Pisa Concession Agreement—Guarantees,” “Italy—The Florence Concession Agreement—Guarantees,” “Brazil—The Brazilian Concession Agreement—Guarantees and Other Financial Commitments,” “Uruguay—The Carrasco Concession Agreement—Guarantees,” “Ecuador—Terminal Aeroportuaria de Guayaquil S.A. TAGSA Concession—Guarantee and Performance Bonds,” “Ecuador—Aeropuerto Ecológico de Galápagos S.A. ECOGAL—Guarantee and Other Performance Bonds,” and Note 26 to our Audited Consolidated Financial Statements.

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Economico e Social “BNDES”) and Banco Citibank to ICAB, as determined by a final, non-appealable judgment of a court of competent jurisdiction. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Other Transactions with Related Parties—Registration Rights and Indemnification Agreement.”

Cash Flows

Years ended December 31, 2024 and 2023

Operating Activities

The net cash provided by operating activities was U.S.$405.3 million for the year ended December 31, 2024, a 13.7% or U.S.$48.9 million increase in net cash provided by operating activities as compared to U.S.$356.4 million in net cash provided by operating activities for the year ended December 31, 2023, mainly as a result of (i) the increase of U.S.$39.0 million in cash provided by operating activities derived from the increase in our airports activity, and (ii) the collection due to concession compensation of U.S.$90.6 million derived from indemnification payment of Natal Airport. This increase was partially offset by: (i) the increase of U.S.$63.1 million in capital expenditures mainly in Argentina, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment”,” and (ii) the increase of U.S.$17.4 million in income tax paid mainly in TA, AIA and Corporación Aeroportuaria S.A in 2024 due to the income tax payable in 2023 related to the increase in taxable income.

Investing Activities

The net cash used in investing activities was U.S.$32.5 million for the year ended December 31, 2024, a 51.1% or U.S.$33.9 million variation as compared to U.S.$66.4 million used in investing activities for the year ended December 31, 2023. The variation was primarily due to the financial investing made during 2024 explained by the aggregate effect of (i) the increase of U.S.$64.2 million in disposal of other financial assets mainly in AA2000, AIA, TAGSA, CAAP, Cedicor S.A. and Corporación Aeroporturia S.A. offset by the decrease in disposal of other financial assets in ACI Sudamérica, and CAS Panamá. This variation was partially offset by the increase of U.S.$27.5 million in acquisition of other financial assets mainly in AIA, TAGSA, Corporación Aeroportuaria S.A and CAAP, partially offset by the decrease in acquisition of other financial assets in AA2000.

Financing Activities

The net cash used in financing activities was U.S.$271.2 million for the year ended December 31, 2024, a 34.5% or U.S.$69.6 million as compared to U.S.$201.6 million in net cash used in financing activities for the year ended December 31, 2023 primarily as a result of:

(i)	the increase of U.S.$113.6 million in loans repaid mainly due to the increase of: (a) U.S.$58.6 million derived from the increase in payment of borrowings in TA, (b) the increase of U.S.$64.1 million mainly derived from the payment of CAI notes and (c) U.S.$9.5 million derived from the increase in payments of borrowings in AA2000. This variation was partially offset by the decrease of U.S.$18.2 million in AIA. (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”);
(ii)	the increase of U.S.$12.4 million in interest paid mainly due to U.S.$17.1 million in AA2000, offset by the decrease of U.S.$1.9 million in AIA and U.S.$2.2 million in ICAB (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”);
(iii)	the decrease of U.S.$9.4 million in proceeds from cash contributions mainly in ICAB;
(iv)	these variations were partially offset by: (a) the increase of U.S.$102.5 million in proceeds from borrowings mainly due to the increase of U.S.$83.6 million in TA, U.S.$22.5 million in AA2000 and the increase of U.S.$15.5 million in CAI, partially offset by the decrease of U.S.$22.1 million in AIA (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”) and (b) the net acquisition of subsidiaries of U.S.$30.9 million due to Cedicor’s acquisition of the non-controlling interest, becoming the owner of 100% of Corporación America S.A.’s shares.

Years ended December 31, 2023 and 2022

A cash flow comparison of the years ended December 31, 2023 and 2022 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2023, filed with the SEC on March 28, 2024.

Treasury policies, currencies of cash held, hedging and other miscellaneous items

We manage our cash needs on a decentralized basis and manage our indebtedness to ensure compliance with any debt restrictions and limitations on dividends and distributions established in our debt agreements that include such restrictions. We do not currently enter into any hedging arrangements.

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

Global Program

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes (“obligaciones negociables”). Such program establishes the issuance of simple Notes (“obligaciones negociables”) not convertible into shares with a nominal value of up to U.S.$500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine Comisión Nacional de Valores (“CNV”). On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the Issuance of Notes (“obligaciones negociables”). The principal value was increased up to U.S.$1,500 million after an ordinary general meeting of holders held on June 15, 2021, and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval. On April 24, 2024, the ordinary general meeting of shareholders of AA2000 approved the extension of the term of the Global Program for an additional 5 (five) years (maturing on April 17, 2030) and certain amendments to its terms and conditions including among others, the possibility to issue social, green, sustainable or sustainability linked notes (“obligaciones negociables”) thereunder in accordance with the “Guidelines for the Issuance of Social, Green, and Sustainable Securities in Argentina” set forth in article 4.5 of Annex III of Chapter I, Title VI of the CNV Rules (as amended from time to time, as well as according to any other regulations issued by the CNV and/or an authorized market, either domestic or foreign).

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

Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 not exchanged in the exchange offer mature or are repaid in full, AA2000 is required to amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine Notes Series 2021 become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Argentine Notes Series 2021. In accordance with the AA2000 Concession Agreement, the collateral assignment of revenue must be authorized by the ORSNA. On October 15, 2021, the ORSNA approved the amendment of the Tariffs Trust and of the Cargo Trust to include the Argentine Notes Series 2021 as beneficiaries thereto (including their future amendment and restatement, once the Argentine Notes Series 2017 and Argentine Notes Series 2020 are repaid in full). Furthermore, AA2000 received the approval from the BCRA to establish a non-interest-bearing U.S. dollar trust account in the United States to secure the Argentine 2021 Notes. The main covenants and guarantees remain unchanged. However, substantially all of the restrictive covenants and events of default and related provisions were eliminated solely with respect to the Argentine Notes Series 2020. Additionally, it has been established in the offering memorandum that the compliance of the financial ratios does not begin to apply until June 2023.

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

Argentine Notes –Class 2

On August 20, 2020, within the framework of the Global Program for the Issuance of Notes, AA2000 issued Class 2 Notes denominated in US dollars to be paid in pesos, for an amount of U.S.$40 million maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the principal of the notes negotiable obligations was established in a single installment upon maturity, which will be payable at the reference exchange rate quoted by the BCRA according to Communiqué “A” 3500 e. In June 2022, AA2000 repurchased U.S.$2 million of Class 2 Notes. In August 2022, U.S.$25.4 million of these notes were exchanged for dollar-linked Class 9 Notes, while at the maturity date, in August 2022, AA2000 repaid the remaining U.S.$12.6 million.

Argentine Notes – Class 3

On September 8, 2021, AA2000 issued U.S.$30.5 million aggregate principal amount of Class 3 Notes, at an interest rate of 4%. The amortization of the principal was established in a single payment in September 2023.

On July 5, 2023, A2000 completed an exchange offer pursuant to which 90.7% of the total original principal amount of the Class 3 Notes were exchanged for newly issued Class 10 Notes in kind according to the exchange ratio of U.S.$1.00 nominal value of Class 3 Notes for U.S.$0.9065 nominal value of Class 10 Notes. On July 6, 2023, the notes of the holders who did not enter the exchange were redeemed paying to the holders the relevant redemption premium (101% on the outstanding amounts) and the accrued interest until the redemption date. The redemption of the notes was partially funded with the proceeds obtained by AA2000 under the issuance of Class 9 Notes due 2026 and issued in July 2023.

Argentine Notes – Class 5 and 6

On February 21, 2022, AA2000 issued U.S.$174 million of dollar-linked notes, in the local market, in two tranches:

●	U.S.$138 million of Class 5 Notes, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027 (the “Class 5 Notes”). AA2000 will use these proceeds to fund infrastructure works in certain of the Group “A” airports, within the National Airports System; These notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and the New Money 2021 Notes; and

●	U.S.$36 million of Class 6 Notes, with an interest rate of 2%, maturing in February 2025. In December 2023, February 2024, March 2024 and April 2024, AA2000 repurchased U.S.$1.6 million, U.S.$2.3 million, U.S.$4.7 million and U.S.$0.4 million, respectively, of the par value of Class 6 Notes.

Argentine Notes – Class 7

On July 8, 2022, AA2000 issued U.S.$20 million of dollar-linked Class 7 Notes in the local market, at a 0% interest rate, repayable in a single installment in July 2025. In December 2023, Class 7 Notes were redeemed, paying to the holders the relevant redemption premium (102% on outstanding amounts).

Argentine Notes – Class 9

On August 19, 2022, AA2000 issued U.S.$30 million of dollar-linked Class 9 Notes in the local market, at a 0,00% interest rate, repayable in three installments of U.S.$10 million each, in February, May and August 2026 The integration of the nominal value amounted to U.S.$25.4 million through the exchange of Class 2 Notes while the remaining U.S.$4.6 million were paid-in in AR$. In August 2023, December 2023, February 2024, March 2024, April 2024, March 2024 and July 2024, AA2000 repurchased Class 9 Notes for U.S.$1.8 million, U.S.$1.0 million, U.S.$0.4 million, U.S.$4.1 million, U.S.$1.7 million, U.S.$0.3 million and U.S.$0.5 million, respectively.

Argentine Notes - Class 9 Additional Notes

On July 5, 2023, within the framework of Global Program for the issuance of Notes, AA2000 issued an additional U.S.$2.7 million of Class 9 Notes, with an issue price above par (119% of the nominal value). The proceeds obtained under the Class 9 Additional Notes were applied to fund the redemption of Argentine Notes – Class 3 (see “—Argentine Notes – Class 3”).

Argentine Notes – Class 10

On July 5, 2023, within the framework of Global Program for the issuance of Notes, AA2000 issued U.S.$25.1 million with an issue price above par (110.65% of the nominal value). The notes were paid-in 100% in kind according to the exchange ratio of U.S.$1.00 nominal value of Argentine Note Class 3 for U.S.$0.9065 nominal value of 0.00% Class 10 Notes. In December 2023, March 2024 and in April 2024, AA2000 repurchased 0.00%Class 10 Notes for U.S.$2.4 million U.S.$4.5 million and U.S.$0.2 million, respectively.

Argentine Notes – Class 11

On December 23, 2024, within the framework of Global Program for the issuance of Notes, AA2000 issued U.S.$28.8 million of Class 11 Notes denominate and payable in US Dollars, at a 5.50% interest rate, repayable in a single installment in the maturity date (December 15, 2026). Interest shall be payable semi-annually until the maturity date.

Syndicated Bimonetary Loan

On October 26, 2021, a framework agreement was signed to contemplate terms and conditions of a new refinancing to prepay previous loans received from Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., (collectively, the “Lenders”).

On November 18, 2021, AA2000 implemented the framework agreement signed on October 26, 2021, by obtaining the Syndicated Bimonetary Loan. This loan is secured with a first priority lien on the Cargo Trust pari passu and on a pro rata basis with the lenders under the Credit Facilities, the New Money Notes 2021, the Class 5 Notes, the ICBC Dubai Loan (as defined below) and new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million. As from the date of amendment and reordering of the Tariffs Trust and the Cargo Trust (once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 have been fully repaid), each and every one of the financings referred to in this section will be secured pro rata and pari passu with the New Money 2021 Notes, the Class 5 Notes, the Argentine Notes Series 2021, the ICBC Dubai Loan (as defined below), and any other indebtedness secured by the Tariff Trust and the Cargo Trust.

Principal under the Syndicated Bimonetary Loan were paid in eight equal and consecutive quarterly installments, with the first installment in February 2023.

The disbursements denominated in Argentine pesos will be paid quarterly, accruing interest at a variable rate equivalent to the BADLAR rate adjusted by Leliq plus an applicable margin of 10.00% per annum in the case of ICBC, Banco Galicia and Banco Santander. In the case of Citibank Argentina, a variable rate equivalent to the higher of: (i) the BADLAR rate; or (ii) the interest rate of the BCRA’s overnight deposit rate plus an applicable margin of 15.50% per annum.

The disbursements denominated in U.S. dollars bears an 8.5% nominal interest rate per annum.

The proceeds disbursed under the Argentine pesos and the U.S. Dollars tranches of the Syndicated Bimonetary Loan were applied to cancel (i) the Bilateral Agreements; and (ii) the remaining installments of the Credit Facilities.

Pursuant to the terms and conditions of the Syndicated Bimonetary Loan, AA2000 had to comply with certain restrictions related to indebtedness, restricted payments (including dividends), creation of liens, among others, in line with the restrictive covenants provided by the terms and conditions of the Credit Facilities, the Argentine Notes Series 2021, and the New Money 2021 Notes.

The loan in ARS was prepaid during 2023 while the loan in USD was repaid in installments made until November 2024 and the corresponding guarantees were released.

The ICBC Dubai Loan

On July 29, 2022, AA2000 obtained the ICBC Dubai Loan, for a total amount of U.S.$10 million, accruing interest at a variable rate equivalent to three-month SOFR plus spread of 7.875% and withholding taxes. The loan is expected to be repaid in three installments in April, July and October 2025. The loan is secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.

ICBC Import Financing

In May 2023, AA2000 obtained a loan from ICBC for a total amount of U.S.$1.2 million for financing imports, accruing interest rate of 12.90%, to be paid in one installment on the maturity date. On September 18, 2023, AA2000 canceled this loan.

In September 2023, AA2000 obtained a loan from ICBC for a total amount of U.S.$0.5 million for financing imports, accruing interest rate of 15.50%, to be paid in one installment on the maturity date. In January 2024, AA2000 repaid this loan in full.

Also, in September 2023, AA2000 obtained another a loan from ICBC for a total amount of U.S.$0.1 million for financing imports, accruing interest rate of 15.50%, to be paid in one installment on the maturity date. In December 2024, AA2000 repaid this loan in full.

In August 2024, AA2000 obtained another loan from ICBC in the amount of U.S.$0.5 million for the financing of imports, accruing interest at an annual nominal interest rate of 12.00%, to be paid in a single installment at the maturity date. In November 2024, AA2000 repaid this loan in full.

Italy

CA Italy Note Issuance

On January 8, 2018, CA Italy issued €60.0 million aggregate principal amount of 4.556% secured notes due 2024 (the “Italian Notes”). The proceeds of the Italian Notes were used to refinance and replace the 6.250% secured notes due 2019 issued by CA Italy in December 2014. Interest on the Italian Notes was payable annually in arrears on June 30 of each year. The maturity date of the Italian Notes was on December 31, 2024, and were fully repaid on December 18, 2024.

The Italian Notes were secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CA Italy, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CA Italy’s holding in TA. Except for certain permitted payments, CA Italy, inter alia, was not allowed to declare, make, or pay any dividend, charge, fee, or other distribution (or interest on any unpaid dividend, charge, fee, or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital) or to repay or distribute any dividend or share premium reserve, among other restrictions.

CA Italy fulfilled its commitments until the date of their cancellation on December 18, 2024, with no other outstanding commitments related to the Italian Notes.

Other

As of December 31, 2024, other borrowings correspond to a loan obtained in December 2024 by CAIT for EUR 14.5 million (equivalent to U.S.$ 15.1 million), to be repaid in a single installment at maturity date, which is guaranteed by DICASA. Additionally, the shares of CAIT held by DICASA are not to be transferred or otherwise disposed of until the loan is repaid.

TA

On June 30, 2015, TA entered into a bank loan with “Banca Infrastruture Innovazione e Sviluppo” (“BIIS”), for the principal amount of €40.0 million to mature in September 2027. The loan was mainly used to finance and support infrastructure investments at the Florence and Pisa Airports.

On November 6, 2020, the proceeds of a €85 million loan were disbursed to TA under a loan subscribed by Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the program “Garanzia Italia,” an Italian guarantee scheme intended to support Italian companies affected by the COVID-19 crisis. The financing had a term of six years (maturing in November 2026), with a two-year grace period and TA was required to comply with certain financial covenants and restrictions. As a consequence of such financing, TA was not allowed to distribute any equity reserves without the approval of the majority of the banks.

In 2024, TA signed, with closing date on June 27, 2024, a new financial contract with Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A, Cassa Depositi e Prestiti S.p.A., and Banca Nazionale del Lavoro S.p.A. for a maximum amount of €176.4 million, including:

●	a term loan facility of up to approximately €96.2 million divided in two tranches, to be applied mainly to discharge part of TA’s existing financial debt;
●	a capex facility of up to approximately €60.2 million divided in two tranches, to be used in the investment plan of the Pisa and Florence airports; and
●	a revolving facility of up to €20.0 million of revolving loans mainly to support TA working capital’s needs.

On June 27, 2024, the term loan facility was drawn for an amount of €82.8 million and has been used to discharge TA’s existing financial debt which is now the only outstanding financial debt.

As of December 31, 2024, €89.4 million has been disbursed by the Lenders. The loan made available under this new loan agreement is covered by a guarantee from SACE S.p.A., for an amount up to the greater of (i) 80% or (ii) €48.0 million of the loan related to the investment plan, and is secured by transaction security, including, among others, the assignment of TA’s receivables arising from, without limitation, certain commercial agreements and insurance policies entered into by TA, the pledges over the project and operational accounts, the pledge over the shares owned by TA in its subsidiaries, the special privilege over all movable assets of TA and the mortgage over any current and future real estate property rights acquired by TA.

Moreover, three loans were subscribed by TA’s subsidiary, Jet Fuel. The aggregate amount under the first two loans was €0.5 million, and the third loan amounted to €0.2 million. These three loans were granted by Banco BPM in March 2017, January 2018 and July 2021, to support operating investment (aircraft refuellers). There were no financial parameters or covenants that need to be complied under these loans. In 2024, all these loans were fully repaid in compliance with the contractually agreed deadlines.

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

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in U.S. dollars with Banco Votorantim S.A. – Bahamas agency for U.S.$3.0 million due in June 2022. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brasil with ICAB (Contrato de Prestação de Garantia). This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of U.S.$3.0 million or its equivalent in Brazilian Real which cannot be lower than R$16.2 million-plus interest.

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

In connection with the BNDES Refinancing, the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. On June 28, 2023, a formal letter was filed with the BNDES, presenting the ACI rating report, declaring compliance with the contractual obligation to maintain the ACI rating equal to or higher than “B-,” for the year 2023. On June 27, 2024, as well as in 2023, a formal letter was submitted to BNDES, presenting the ACI rating report and confirming compliance with contractual obligations to maintain ACI rating of “B-” or higher.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021 fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES loan agreement. The forgoing has occurred because ICAB had requested to reprofile 50% of fixed concession fee which was due and payable on December 31, 2021, and, even though, the Brazilian Ministry of Infrastructure had granted such reprofile, ANAC denied ICAB’s request, and initiated administrative proceedings alleging ICAB’s breach of its payment obligations.

Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to ANAC. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the case was decided and the first instance ruling in favor of ICAB was confirmed, granting ICAB the right to reschedule payment of 50% of the 2021 fixed concession fee. The Brazilian ANAC appealed the ruling, and, as of December 31, 2024, the court of justice has not issued its decision. Although there can be no assurance as to the outcome of the proceedings, ICAB believes that based on the opinion of the ICAB’s external legal advisors, it is not likely that the writ of mandamus is rescinded by the justice.

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

The Uruguayan Additional Notes have terms that are identical in all material respects to the terms of the Uruguayan Notes except that: (i) interest and the principal amount of the Uruguayan Additional Notes shall be repaid in 26 installments on May 29 and November 29 of each year, commencing on May 29, 2020; provided that for the period from and including May 26, 2020 (the “Settlement Date”) to, and including, the payment date falling on May 29, 2021 (the “PIK Period”), ACI Sudamerica may elect not to pay in cash principal and interest due on the Uruguayan Additional Notes, and may instead (a) pay any interest due in kind by increasing the principal balance on the Uruguayan Additional Notes by the amount of such interest (such amount, “PIK Interest Payment”) and (b) defer any principal due (such amount, a “PIK Principal Payment”) with such deferred amounts to be repaid on a new amortization schedule. Upon such election (i) each remaining scheduled principal payment on the Uruguayan Additional Notes will be increased by a pro rata amount equal to such aggregate amount of principal deferred and interest paid in kind during the PIK Period, and (ii) the interest rate on the Uruguayan Additional Notes will be increased to 7.875% per annum, with respect to any interest period for which ACI Sudamerica has made such election; (ii) ACI Sudamerica has elected that no principal or interest was to be paid in cash on the May 29, 2020 payment date with respect to the Uruguayan Additional Notes and each such payment was automatically be deemed a PIK Principal Payment and a PIK Interest Payment, as applicable; (iii) at any time and from time to time, ACI Sudamerica will have the right, at its option, to redeem the Uruguayan Additional Notes in an amount not to exceed the aggregate amount of all PIK Principal Payments and PIK Interest Payments then outstanding at a redemption price equal to: (a) 100% of the Uruguayan Additional Notes being redeemed, plus (b) accrued and unpaid interest and additional amounts, if any, to the redemption date; provided that the aggregate principal amount of any such redemption shall not be less than U.S.$1 million; and (iv) substantially all of the restrictive covenants and events of default and related provisions under the Indenture executed in connection with the Uruguayan Notes were eliminated solely with respect to the Uruguayan Notes.

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

New Exchange Offer to the Uruguayan Notes

On November 12, 2021, ACI Sudamerica issued U.S.$180.8 million aggregate principal amount of newly issued 6.875% Senior Secured Guaranteed Notes due 2034 (the “Uruguayan Series 2021 Notes”) in exchange for 40.62% of the total original principal amount of the Uruguayan Notes (Series 2015 Notes) and 96.43% of the original principal amount of the Uruguayan Additional Notes. In that regard, ACI Sudamerica executed the Second Amended and Restated Indenture of the existing Indenture. In the exchange offer, ACI Sudamerica also requested and obtained the necessary consents to enter and execute the Amended Carrasco Concession Agreement.

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

In connection with exchange offer, ACI Sudamerica entered into a Letter of Credit Facility Agreement (the “LC Facility Agreement”) with the issuing banks and lenders party thereto (the “LC Parties”), Citibank, N.A., as Administrative Agent, and the Offshore Collateral Agent, for purposes of issuing one or more standby letters of credit, from time to time, to satisfy its obligation with respect to the Series 2021 Debt Service Reserve Account. ACI Sudamerica’s obligations under the LC Facility Agreement rank pari passu with the Uruguayan Series 2021 Notes, Uruguayan Additional Notes and the Uruguayan Notes, and is secured ratably by the collateral and be jointly and severally guaranteed by Cerealsur and Puerta del Sur.

Puerta del Sur Secured Guaranteed Notes

On April 30, 2007, Puerta del Sur issued U.S.$87.0 million aggregate principal amount of 7.75% secured guaranteed notes due 2021 (“Puerta del Sur Notes”). These Puerta del Sur Notes constituted direct obligations of Puerta del Sur. In 2021, Puerta del Sur exercised an option to prepay the entire principal amount and unpaid accrued interests.

In 2021, Puerta del Sur repaid in full all amounts outstanding under such existing Puerta del Sur Notes with proceeds coming from the issuance of the ACI Sudamerica’s Series 2021 Notes. Consequently, Puerta del Sur became Guarantor under such Series 2021 Notes and entered into a Guarantor Accession Agreement and Supplemental Indenture in December 10, 2021.

Amendment of Second Amended and Restated Indenture

On November 5, 2024, ACI Sudamérica, Cerealsur and Puerta del Sur executed an amendment to the Second Amended and Restated Indenture. The amendments approved certain transactions associated with Project TUMO, an educational initiative to be developed in Uruguay, and its related capital expenditures as Permitted Capital Expenditures; increased Permitted Capital Expenditures for 2024 with respect to the New Airports by U.S.$11 million, with any remaining balance transferable to 2025; and authorized the transactions associated with Project TUMO, as it relates to the nature of business of PdS and transactions with Affiliates. The amendment was approved and authorized by the Required Majority Noteholders.

In addition, ACI Sudamerica amended the Credit Agreement, dated as of November 12, 2021 among the Company, the Guarantors, Goldman Sachs Bank USA, as the Lender and Issuing Bank, and Citibank, N.A., as the Administrative Agent, to authorize the transactions along the same terms as described in the paragraph immediately above, together with extending the maturity date of the letter of credit facility until November 29, 2028, and increasing the total amount of the Commitment (as defined in the Credit Agreement) to U.S.$14,6 million.

Other borrowing

On April 16, 2021, Puerta del Sur obtained a loan of U.S.$10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting in April 2023. This loan is secured by a guarantee issued by CAAP and by a standby letter issued by Morgan Stanley Private Bank, National Association for U.S.$1.2 million guaranteed by Corporación America Sudamericana S.A.

CAISA

In December 2019, CAISA applied for a loan at Banco Santander S.A. which was granted in the total amount of up to U.S.$7.0 million to bear interest at an annual of 5.10% and maturing on April 30, 2027. The principal amount is to be paid in six annual installments in April of each year along with accrued interest, starting the first installment in April 2022.

In December 2019, CAISA applied for a loan at Banco Itaú Uruguay S.A. which was granted in the total amount of up to U.S.$7.0 million, at a variable annual rate of LIBOR plus: (i) 2.5% until November 30, 2020, (ii) 2.84% from December 1, 2020 until October 31, 2021, and (iii) 3.8% from November 1, 2021 onwards, and maturing on April 30, 2027. The principal amount is to be paid in six annual installments in April of each year, starting the first installment in April 2022.

In October 2024, CAISA applied for a loan at Banco Santander S.A. which was granted in the amount of U.S.$4.0 million with an annual rate equivalent to the 1-year Term SOFR plus 0.75% effective annual rate and maturing on April 16, 2029. The principal amount is to be paid in six annual installments in April of each year along with accrued interest. The purpose is to finance the expansion of the new private flight terminal, the construction of the new National Air Police accommodation, and the construction of the new connection gate, which constitute the works required by the amendment of the concession agreement made in 2024.

Ecuador

In November 2019, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$9.0 million matured in November 2024. Also, in December 2019, TAGSA entered into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$10.0 million due in February 2026. Both loans have a variable interest rate (an initial interest rate of 8.75% adjustable every 90 days) and quarterly payments of principal and interest.

In December 2020, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$8.5 million due in December 2025, and enter into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$3.5 million due in December 2025, which was prepaid in December 2024. Both loans have a variable interest rate (an initial interest rate of 7,25% adjustable Banco Bolivariano every 360 days and Banco Guayaquil every 180 days) and quarterly payments of principal and interest.

Armenia

On December 23, 2020, AIA entered into a credit facility agreement with Ameriabank C.J.S.C. maturing on June 25, 2024. The loan was secured by, inter alia: (i) the collateral assignment of all of the present and future rights arising from the Armenian Concession Agreement and other related agreements; (ii) a pledge over all present and future cash collateral bank accounts (iii) a pledge over all AIA shares, as well as all dividends which may be paid or become payable on such shares; and (iv) a pledge over certain movable and immoveable assets of AIA relating to the Zvartnots Airport. It also included some restrictions and covenants, such as the requirement for the borrower to, on or before the date any distribution is made, prepay the whole or part of the loans in the same amount as the distribution amount.

In December 2022, AIA prepaid the existing loan and entered into a new loan agreement with Ameriabank C.J.S.C. for up to €40 million of which €20 million were disbursed as of December 31, 2022 while the remaining €20 million were disbursed in April 30, 2023. This agreement had certain restrictions in payments, additional indebtedness, disposal of assets and transactions with affiliates, and had to maintain certain financial ratios. According to this agreement, those ratios had to be met as of June 30 and December 31 of each year the loan was outstanding and was secured by a pledge over U.S.$59 million in cash held in bank accounts and by a pledge of AIA´s shares and certain collection rights.

According to loan repayment schedule attached to the loan agreement, the loan principal amount was repayable in equal installment up to 23 December 2025. However, AIA repaid €28 million on December 25, 2023, and the remaining outstanding financial debt was repaid in June 2024, after which the related guarantees were released.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2024, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES.

We describe our significant accounting policies and estimates in Note 2.Y to our Audited Consolidated Financial Statements contained elsewhere in this annual report. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our current officers and directors as of the date of this annual report. There are no family relationships among the directors, executive officers or between any executive officer and director. Our executive officers are appointed by the board of directors to serve in their roles. Each executive officer is appointed for such term as may be prescribed by the board of directors or until a successor has been chosen and qualified or until such officer’s death, resignation or removal. According to the bylaws, Directors shall be elected for a term not exceeding six (6) years. Directors will hold office until the general shareholders’ meeting that will approve the annual accounts of the Company for the financial year ended on December 31, 2026, date on which they may be eligible for re-appointment or replaced.

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

Background of Our Directors

Martín Francisco Antranik Eurnekian. Mr. Eurnekian is the chairman of AA2000 and is also the Chief Executive Officer of CAAP. He is a member of the board of directors of most of the airport operating companies controlled by the group. Mr. Eurnekian has more than 15 years of experience in managing different businesses (retail, services and construction/engineering) in seven different countries (Argentina, Uruguay, Brazil, Ecuador, Peru, Italy and Armenia). In particular, Mr. Eurnekian has led the processes associated with evaluating, acquiring and constructing (or re-modeling), and is involved in the management of the following airports: Carrasco Airport, Punta del Este Airport, Guayaquil Airport, Brasilia Airport, Natal Airport, Pisa Airport and Florence Airport, among others. Mr. Eurnekian holds an Engineering degree in Information Technology from Universidad de Belgrano, Argentina.

Máximo Luis Bomchil. Mr. Bomchil is Honorary Chairman of the law firm Bomchil, a former senior and managing partner of the firm and former head of the firm’s tax department. His practice focuses on general commercial and corporate law matters, with particular emphasis on corporate and tax matters, corporate acquisition arrangements and corporate restructuring. Mr. Bomchil is Chairman of HCA S.A., an important hotel business group in Argentina and member of the board of directors of Aeropuertos Argentina 2000 S.A. He is also a syndic of Central Vuelta de Obligado S.A., Termoeléctrica Manuel Belgrano S.A. and ENEL Generación El Chocón S.A. Mr. Bomchil has a law degree from the Catholic University of Argentina (Universidad Católica Argentina) (1973), a Juris Doctor from Ludwig Maximilian University of Munich, Germany (1976), and a Master of Laws from the University College of London University (1977). He is former chairman of the Alliance Française de Buenos Aires, a former board member of the Foundation Alliance Française and has been decorated by the French government as Officier de la Légion d’Honneur.

Roderick H. McGeoch. In 1970, Mr. McGeoch qualified as a lawyer and, over time, became Chairman of Corrs Chambers Westgarth, one of Australia’s largest law firms. During this period, he also served as President of the Law Society of New South Wales in its centenary year. In 1991, the New South Wales Government appointed him CEO of Sydney’s successful bid for the 2000 Olympic Games, after which he served on the Organising Committee for the Games. In 2013, the Australian Government honored him with medals, first appointing him as a Member of the Order of Australia and later as Officer of the Order of Australia in recognition of his contributions. He also served as Honorary Consul General for Luxembourg and has held leadership roles in various organizations. Currently, he is Chairman of Chubb Australia Insurances Limited, Vantage Private Equity, and the Trans-Tasman Business Circle. He also serves as a consultant to Big Screens Video Pty Ltd, CAPTEC, and the Sydney Investor Professional & Business Networking Group Incorporated (SIPBN) and he is a member of the Heritage Committee of Venues NSW.

David Arendt. Mr. Arendt is an independent director and sits on the boards and board committees of regulated entities based in Luxembourg (an insurance company, an insurance broker, a payment services provider, and a NYSE listed operating company), of the Luxembourg export credit agency Office du Ducroire, of general partners of private equity funds active in the fields of real estate, infrastructure, direct lending and agri-food. Pro-bono mandates include the Luxembourg Automobile Club, the largest (by number of members) Luxembourg non-for-profit association and Financial Committee of the International School of Luxembourg. Prior to his activity as an independent director, Mr. Arendt has worked in Europe and the United States in law, finance, and business. His career started in Law with the leading Luxembourg law firm Arendt & Medernach. He then moved to New York where he earned an LLM at New York University and was an associate at Debevoise & Plimpton LLP and Shearman & Sterling LLP. His career in banking included positions in London, New York and Luxembourg at Prudential Securities, Merrill Lynch and Banque Générale du Luxembourg (now BGL BNP Paribas). His career in business includes executive management positions at Cargolux Airlines International SA, the all-cargo airline based in Luxembourg and Le Freeport Luxembourg (rebranded Luxembourg High Security Hub), a high tech/highly secure facility for storing and handling valuable goods. Mr. Arendt holds a License in Law from Grenoble University (France), a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University, School of Law. He was a member of the Luxembourg and New York bars. He is a certified director by ILA (Institut Luxembourgeois des Administrateurs) and INSEAD (IDP-International Directors Program).

Valérie Pechon. Ms. Pechon is a founding member of Key Partners S.à r.l., a Luxembourg-based trust services provider, member of the Luxembourg Order of Chartered Accountants (Ordre des Experts-Comptables) and is an Independent and non-executive director in Luxembourg companies. From 2011 to 2016, she served as a domiciliation director (part of the extended Management Team) in Intertrust Luxembourg. She has also served as domiciliation manager in Alter Domus Luxembourg (2008 - 2010) and as audit assignment management–External Auditor in Deloitte Audit Luxembourg. She made a traineeship at Santiago de Chile Deloitte’s office (4 months) and was part of a case study regarding retirement fund techniques in Chile. Ms. Pechon has a four-year University degree in Business Administration (ULG-EAA) with an orientation in finance.

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, since September 2011. He is a member of the board of directors, a trustee or a member of audit committees of many European or International financial groups or corporations, most of them based in Luxembourg, with a particular focus in investment funds covering the entire spectrum of investment strategies, from long only to real assets, including infrastructure and alternative energy. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007) at BNY Mellon, while he was a member of the board of directors of investments fund administered by BNY Mellon Luxembourg. He has also served at IMI Group (1993-2003), now known as IntesaSanPaolo Group; with IMI Bank (Lux) S.A. Luxembourg (2002-2003) as General Manager, while during the year 2003 he served as Member of the Securities Market Commission of the Luxembourg Banking Association as principal delegate of the Italian Banks’ Association in Luxembourg; from 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, and from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, while he was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank; from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg as Head of Treasury and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro in Rome. During his career, Mr. Montagna built up an extensive knowledge of trading strategies and managed various portfolios; he developed front office as well as back office solutions, launched investment funds, managed small and big size companies. He is a skilled relationship director and people manager. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985), he is specialized in Swaps valuation, hedging and trading strategies at ICMB Geneva in 1994. He speaks English, Italian, French, Dutch, basic Luxembourgish and Spanish.

Daniel Marx. Mr. Marx is the Executive Director of Quantum Finanzas, a financial advisory firm based in Buenos Aires and in September 2024 was appointed as chairman of Empresa Distribuidora y Comercializadora Norte S.A. Mr. Marx has an extensive track record in both the private and public sectors, where he held executive positions. He was Board Member of the Central Bank of Argentina from 1986 to 1988 and Undersecretary of Finance of the Argentine Ministry of Economy from 2000 to 2001 and Chief Debt Negotiator from 1988 to 2003 in charge of the design and execution of sovereign debt restructuring, financing program and relationship with international financial institutions and private banks. He also advised on the initial public offerings by several major Argentine companies and served on the boards of directors of various companies. He holds a degree in Economics from the University of Buenos Aires.

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

Jorge Arruda Filho. Mr. Arruda Filho is our Chief Financial Officer. He joined CAAP in 2014 and served as Head of Finance and M&A until April 30, 2021, when he was appointed as the Company’s Chief Financial Officer. He is also Chief Executive Officer of Inframerica Brazil. Mr. Arruda Filho has more than 20 years of investment banking experience, most recently serving as CEO and Head of Investment Banking at Nomura Securities Brazil.

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

Eugenio Perissé. Mr. Perissé is our Head of Business Development. Mr. Perissé has over 30 years of experience in airport planning, project coordination and on-site construction management. Mr. Perissé has a degree in Architecture from University of Buenos Aires.

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

B. COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2024, the total compensation payable to our directors and senior management was U.S.$4.9 million.

On May 23, 2023, at our Annual General Meeting of the Shareholders, our shareholders approved a new 2023 management compensation plan for certain of our directors.

Management Compensation Plan

On August 20, 2020, our board of directors adopted the Management Share Compensation Plan and subsequently amended and renewed it on March 19, 2025, extending its term until December 31, 2030 (the “Management Compensation Plan”). The purpose of the Management Compensation Plan is to allow executives and key employees of the Company or any of its subsidiaries or certain eligible affiliates acting as employers who are eligible to receive an annual incentive compensation consisting either of (i) a certain number of shares in the share capital of the Company or of (ii) contractual rights (not documented by a certificate or otherwise) to receive, at a certain point in time, a certain number of Shares, thereby encouraging the employees to focus on the long term growth and profitability of the Company.

The maximum number of shares allocable under the Management Compensation Plan is 2% of the total outstanding shares of the Company at all times. The shares to be allocated may be (i) issued via the authorized but unissued share capital of the Company or (ii) transferred either (a) from shares repurchased by the Company and held in the treasury (actions de trésorerie) or (b) from shares purchased directly on the open market or otherwise.

As part of the Management Compensation Plan, on October 9, 2020, our board of directors increased the Company’s share capital by U.S.$3,200,445 through the issuance of 3,200,445 new shares having a nominal value of U.S.$1.00 each. These new shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of U.S.$6,144,854.40 (i.e., a subscription price of U.S.$1.92 per new share, being the market price per share as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves. The new shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the Management Compensation Plan. As of the date of this annual report, 1,068,120 shares have been delivered to key employees under the Management Compensation Plan and the remaining outstanding 2,132,325 shares under such plan are held in treasury.

The rights granted under the Management Compensation Plan are subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the terms of the Management Compensation Plan, as the Compensation Committee shall deem desirable at its sole discretion: provided however, that, changes adversely affecting the rights of an employee (at least the ones not in his/her favor) to receive rights need to be consented to by such employee:

●	Consideration. Each right shall give the right to receive 1 (one) share or its equivalent in cash, as defined above, and shall be granted in lieu of the employees’ payout or in lieu of other incentive compensation (being a portion of them or representing their entirety) as determined by the Committee at its sole discretion. The Committee shall determine the number of rights or the manner of determining the number of rights available to be granted, subject to the total number of rights available under the Management Compensation Plan for such year, and the amount or the method of determining the consideration to be given by each employee, taking into consideration appropriate factors in making such determinations, such as interest rates, volatility of the market price of the shares issued in the share capital of the Company and the term of the restriction affecting the disposal of the rights granted (if any).
●	Vesting. Standard vesting period shall be three years. The Committee will determine when the rights shall become disposable in full. The Committee will further determine whether such rights upon vesting and becoming exercisable shall be payable by the Company -at their respective date of vesting- either by payment in shares or by payment in cash or a combination of them, as determined by the Committee in its sole discretion.
●	Manner of Exercise. A completed, dated and signed Acceptance Letter must be delivered by the Employee to the Plan Administrator in order to receive the Rights or the Share(s) granted to him/her based on the exercise of his/her Rights.

●	Time for Exercise.

Termination of Employment.

●	Death, total disability (as determined by the public social security body the employee is subject to), or normal retirement of employee: if the employment contract of the employee with the Company is terminated by reason of the employee’s death, total disability, or normal retirement, the rights shall become disposable in full on the termination date.
●	Termination at the initiative of the employee: if the employment contract of the employee with the Company is terminated at the initiative of the employee before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Compensation Plan shall be forfeited.
●	Termination at the initiative of the Company without Cause: if the employment contract of the employee with the Company is terminated at the initiative of the Company without Cause before his/her rights become exercisable/are exercised for any reason, the rights shall become disposable in full on the employee’s termination date.
●	Termination at the initiative of the Company with Cause: if the employment contract of the employee is terminated at the initiative of the Company for Cause (including without limitation due to an Act of Misconduct, bad performance, violation of the Company’s rules or the terms of the statutory documentation, etc.) before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Compensation Plan shall be forfeited.

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

Clawback Policy

On November 15, 2023, the Company approved its compensation recovery policy (the “Clawback Policy”). For more information on our Clawback Policy, see “Item 6. Directors, Senior Management and Employees—F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.”

C. BOARD PRACTICES

Companies listed on the NYSE must comply with certain corporate governance standards provided under Section 303A of the NYSE Listed Company Manual. NYSE listed companies that are foreign private issuers are permitted to follow home-country practices in lieu of Section 303A, except that such companies are required to comply with Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. Under Section 303A.06, foreign private issuers must have an audit committee that meets the independence requirements of Rule 10A3 under the Exchange Act. Under Section 303A.11, such companies must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards. Finally, under Section 303A.12(b) and (c), such companies must promptly notify the NYSE in writing after becoming aware of any non-compliance with any applicable provisions of this Section 303A and must annually make a written affirmation to the NYSE.

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

Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies applicable to all of our directors, officers and employees. We have also adopted an additional Code of Ethics applicable to our Senior Financial Officers. Our articles of association require any director to refrain from voting on or approving of any related party agreement with such director or party related to such director. Our Corporate Governance Code, Code of Conduct and related integrity policies and Code of Ethics for senior financial officers provide additional procedures for the audit committee and the board of directors to identify, report, review and approve any related party agreements with directors or senior management (or any affiliate other than us). See “Item 16B. Code of Ethics.”

Audit Committee

The Audit Committee consists of the following three directors: Valérie Pechon (Member), David Arendt (Financial Expert) and Carlo Alberto Montagna (President). Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governance code. The primary responsibilities of the Audit Committee include the following:

●	overseeing management’s establishment and maintenance of adequate systems of internal accounting, auditing and financial controls;
●	reviewing the effectiveness of our legal, regulatory compliance, ethical standards and risk-management programs;
●	reviewing certain related party transactions in accordance with our corporate governance code;
●	overseeing our financial and sustainability reporting process, including the filing of financial reports; and
●	selecting our independent auditors, evaluating their independence and performance and approving audit fees and the services provided by them.

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

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee currently consists of five members: our Chief Executive Officer, our Chief Financial Officer, our Head of Legal and Compliance, our Head of Business Development, and our Head of European Business Development, as the regular members. The Acquisitions and Business Development Committee is currently comprised of Martín Francisco Antranik Eurnekian, Jorge Arruda Filho, Andrés Zenarruza, Eugenio Perissé and Roberto Naldi. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer (Martín Francisco Antranik Eurnekian). The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code and report indirectly to the Board through the Executive Committee. The primary responsibilities of the Acquisitions and Business Development Committee include the following:

●	evaluating and reporting on our acquisition and business development plans, in collaboration with the board of directors and the executive committee;
●	assisting the executive committee with recommendations on acquisitions and business development agenda of the group;
●	evaluating, reporting, and recommending to the executive committee specific acquisitions or business opportunities; and
●	approving new acquisitions or development opportunities within the powers delegated to the Acquisitions and Business Development Committee by the board of directors and the executive committee.

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

Compensation Committee

The Compensation Committee currently consists of three members: our Chief Executive Officer, Martín Francisco Antranik Eurnekian, the Chairman of the Board of Directors, Máximo Luis Bomchil, and the Chairman of the Audit Committee. This Committee oversees and reviews the specific awards to be granted, based on the proposal to be submitted by the plan administrator and administers the Clawback Policy by determining not to recover erroneously awarded compensation in circumstances where non-enforcement is expressly permitted by the clawback rules and in accordance with the Clawback Policy.

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

D. EMPLOYEES

We have unionized employees in all of the jurisdictions in which we operate. In accordance with Argentine law, some of our employees are represented by labor unions based on the nature of their roles. As of December 31, 2024, 63% of our total workforce is represented by labor unions—Asociación de Personal Aeronáutico (APA) and Unión de Personal Civil de la Nación (UPCN). Among this group, 82% are union members / affiliates, representing 53% of our total workforce. Any strike or work stoppage could disrupt our business operations, negatively impacting our financial results. Existing labor agreements may not prevent strikes or stoppages, and any such event could materially affect our business. To mitigate this risk, we engage in ongoing negotiations with both unions. As of December 31, 2023, and 2022, 62.9%, and 64.8%, respectively, of our employees in AA2000 were represented by the aforementioned unions. Their relationship with the company is primarily governed by Collective Bargaining Agreement No. 1,254/2011 “E,” dated November 26, 2016. We have not experienced any significant labor conflicts in the past two years. We maintain a strong working relationship with union delegates and representatives. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.”

In addition, as of December 31, 2024, 2023, and 2022, approximately 0.1 thousand, 0.1 thousand and 0.4 thousand, respectively, of our employees in Italy (approximately 33.2%, 32.7%, and 48.9%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract.

As of December 31, 2024, approximately 0.1 thousand of our employees in Brazil (approximately 14%) are represented by the National Union of Airport Employees (Sindicato Nacional do Aeroportuarios). We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding our total employees as of December 31, 2024, 2023, and 2022:

	Number of Employees
	2024	2023	2022

	(in thousands)
Operations and infrastructure	5.4	5.4	5.4
Administration	0.7	0.7	0.7
Total	6.1	6.1	6.1

E. SHARE OWNERSHIP

As of the date of this annual report on Form 20-F, to the best of our knowledge, none of our directors, officers or members of our senior management own any of our common shares. Certain of our directors, officers and members of our senior management may be entitled to a certain number of our shares or to (ii) contractual rights (not documented by a certificate or otherwise) to receive, at a certain point in time, a certain number of our shares pursuant to our existing management compensation plan. See “—B. Compensation—Management Compensation Plan,” for information on our management compensation plan.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

On November 15, 2023, the Company approved its compensation recovery policy (the “Clawback Policy”) providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. Please see Exhibit No. 97.1 to this annual report on Form 20-F.

We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2024:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;
●	each of our directors and executive officers individually; and
●	all directors and executive officers as a group.

As of December 31, 2024, we had 163,222,707 issued and outstanding common shares of which 2,132,325 were held as treasury shares. Beneficial ownership as exclusively determined in accordance with the rules of the SEC generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them and as per the rules of the SEC, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

	Common shares Beneficially
	Owned
	as of December 31, 2024
	Common Shares
	Number	%
A.C.I. Airports S.à r.l	131,450,833	80.53%
Our executive officers and directors
Martín Francisco Antranik Eurnekian	0	0%
Máximo Luis Bomchil	0	0%
Roderick H. McGeoch	0	0%
David Arendt	0	0%
Valerie Pechon	0	0%
Carlo Alberto Montagna	0	0%
Daniel Marx	0	0%
Jorge Arruda Filho	0	0%
Roberto Naldi	0	0%
Andres Zenarruza	0	0%
Eugenio Perissé	0	0%
All executive officers and directors as a group:	0	0%

A.C.I. Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in Luxembourg, is 100% controlled by CAI, which is 100% controlled by SCF.SCF manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

B.RELATED PARTY TRANSACTIONS

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

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled Corporación América Inmobiliaria S.A. which in turn is indirectly controlled by SCF. Proden provides technology outsourcing services to our following subsidiaries: AA2000, but until December 31, 2021, also provided services to AIA and CAISA. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008, AA2000 pays Proden a monthly rental fee of U.S.$227,985. In 2024, 2023, and 2022, we recorded expenses of U.S.$3.3 million, U.S.$2.3 million, and U.S.$4.1 million, respectively, in connection with the services provided by Proden to all of our subsidiaries, including the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, a sociedad anónima organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides compliance, legal, accounting, investor relations and business development services to CAAP and technology outsourcing services to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA, CASA, CAS Panamá, Corporación Aeroportuaria S.A., and Corporación América Sudamericana S.A. – Sucursal Ecuador “CASE”. In 2024, 2023, and 2022, we recorded expenses of U.S.$4.5 million, U.S.$3.4 million, and U.S.$3.8 million, respectively, corresponding to these services rendered to all such subsidiaries. As of December 31, 2024, we owed SIASA U.S.$0.3 million.

Helport S.A. and Compañía de Infraestructura y Construcción S.A.

Helport S.A. and Compañía de Infraestructura y Construcción S.A. our affiliates, are sociedades anónimas organized under the laws of Argentina (“Helport” and “CINC” respectively). Both companies are indirectly controlled by SCF and provide AA2000 with a broad range of construction services. In 2024, 2023, and 2022, AA2000 recorded expenses of U.S.$8.6 million, U.S.$3.2 million, and U.S.$2.9 million, respectively. As of December 31, 2024, 2023, and 2022, AA2000 owed Helport and CINC U.S.$0.7 million, U.S.$0.7 million, and U.S.$1.1 million, respectively.

Financing Agreements

Compañía General de Combustibles S.A.

Compañía General de Combustibles S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“CGC”). CGC is indirectly controlled by SCF. CGC entered into a loan agreement with Aeropuertos Argentina 2000 S.A. On November 21, 2024, AA2000 assigned the loan in favour of Corporación América S.A. (“CASA”). On December 2, 2024, CASA accepted the Offer of CGC. The loan bears a fixed interest annual rate of 7.0% maturing in December 2025. As of December 31, 2024, CGC owed CASA U.S.$15.7 million. During the year ended December 31, 2024, AA2000 recorded an income of U.S.$0.5 million related to interests received from the loan agreement with CGC.

Other Financial Agreements

As of December 31, 2024, 2023, and 2022 related parties owed CAAP and its subsidiaries U.S.$3.3 million, U.S.$3.1 million, and U.S.$3.0 million, respectively, under other related party financing agreements. In each of the years ended December 31, 2024, 2023, and 2022, we had accrued interest income of U.S.$0.1 million, in respect of such related party financing agreements.

Other Transactions with Related Parties

ECOGAL Management Support Agreement—Galapagos Airport

Between April 15, 2011, and December 31, 2019, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries. Pursuant to this management support agreement, CASE collected the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL paid CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. From January 1, 2020, ECOGAL signed a new management support agreement with Cedicor S.A. Sucursal Ecuador under the same conditions of the previous agreement. During the year ended December 31, 2024, and 2023, ECOGAL recorded expenses for an amount of U.S.$0.6 million and U.S.$0.7 million, respectively, with Cedicor S.A. Sucursal Ecuador. As of December 31, 2024, 2023, and 2022 ECOGAL owed CASE U.S.$0.4 million, U.S.$0.4 million, and U.S.$1.0 million, respectively. As of December 31, 2024, ECOGAL owed Cedicor Sucursal Ecuador U.S.$0.1 million.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

Since January 1, 2014, AIA and IAM, one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement under which IAM has provided AIA with technical and operational assistance services. As of the date of this annual report on Form 20-F, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM U.S.$0.15 million per month for the provision of the referred services. IAM will charge AIA an additional fee to be determined in each case, for the rendering of technical assistance services that can be requested from time to time by AIA. In 2024, 2023, and 2022, AIA recorded expenses for an amount of U.S.$1.8 million, U.S.$1.8 million, and U.S.$1.9 million, respectively, in respect of such services. As of each of December 31, 2024, 2023, and 2022, AIA owed IAM U.S.$0.2 million.

Cash and Equivalents

As of December 31, 2024, 2023, and 2022, CAAP and its subsidiaries maintain cash and cash equivalents deposited in Converse Bank for U.S.$34.1 million, U.S.$23.2 million, and U.S.$4.7 million, respectively.

Term deposits

As of December 31, 2024 and 2023, AIA maintained term deposits in Converse Bank for U.S.$25.5 million and U.S.$10.1 million, respectively. There were no deposits maintained in Converse Bank during the year ended December 31, 2022.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several related party agreements in addition to the ones described above. In 2024, 2023, and 2022, our related parties rendered other services to us in an aggregate amount of U.S.$1.0 million, U.S.$12.8 million, and U.S.$10.8 million, respectively. Overall, as of December 31, 2024, 2023, and 2022, we were owed U.S.$1.6 million, U.S.$4.9 million, and U.S.$8.1 million for related party transactions, respectively.

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

Argentine Proceedings

Environmental Proceedings

We, our sub concessionaires, and our aeronautical customers are subject to various environmental laws, regulations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. We have incurred and expect to continue incurring in compliance costs relating to such requirements. In addition, we may be held responsible for contamination, human exposure to hazardous materials or other environmental damages at our airports or otherwise related to our operations, even if we were not at fault or if such matters were caused by a sub concessionaire, an aeronautical customer or other third party. Following the expiration or termination of our concession agreements, we could remain liable for environmental damages that arise after such expiration, but which were caused while we were the concessionaire.

Pursuant to the Final Memorandum of Agreement with the Argentine Government, dated April 3, 2007, we are required to assess and remediate environmental damage at our airports in Argentina. In accordance with section 22 of the Argentine Environmental Policies Law No. 25,675, we maintain environmental insurance for Ezeiza Airport and Aeroparque Airports, covering damages. We are not required to have environmental insurance for the rest of our airports in Argentina. However, in connection with any enlargements or remodeling projects undertaken at our airports, we may be required to prepare assessments of the projects’ potential environmental impacts.

In August 2005, a civil action was brought by Asociación de Superficiarios de la Patagonia, (“ASSUPA”) a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport and, in September 2006, Aeropuertos Argentina 2000 (AA2000) was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell Oil Company due to the fact that AA2000 manages the real property at which the environmental damages occurred. AA2000 has asserted that Shell Oil Company is solely responsible for any damages. We have not made any provisions in our financial statements to cover risks related to this proceeding. Shell Oil Company and ORSNA are currently jointly working in the damage remediation activities.

In August 2011, ASSUPA brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all airports under the AA2000 Concession Agreement.

As a solution, a “General Remediation Agreement” was subscribed with ASSUPA in which it was established the execution of specific agreements for each airport where remediation works should be conducted and in which the guidelines for each remediation work would be established. It was also agreed that these works be financed with the “Patrimonio de Afectación para el Financiamiento de Obras en los Aeropuertos que conforman el Grupo “A” del Sistema Nacional De Aeropuertos (SNA) (2.5%).

On April 15, 2021, a specific agreement for the remediation of Ezeiza Airport was also subscribed. Both agreements were submitted to ORSNA and approved by the Court on August 30, 2021.

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

On January 2, 2023, a specific agreement for the environmental remediation of the Aeroparque “Jorge Newbery” Airport was subscribed, submitted to ORSNA on January 25, 2023, and approved by the Court on May 27, 2024. The amount of the remediation is still under estimation.

The costs associated with these remediation works are considered investments under AA2000 Concession Agreement.

Civil Proceedings

1. On October 26, 2018, Aeropuertos del Neuquén S.A. (“ANSA”) faced a complaint from a supplier concerning a breach of contract related to hangar construction at Neuquén Airports. The complaint was answered on November 21, 2018.

On July 7, 2022, the first instance judgment rejected the claim and imposed the payment of the Court costs to the plaintiff, who appealed the decision.

On December 13, 2023, the Court of Appeals partially upheld the plaintiff’s appeal reversing the first instance ruling, and ordering ANSA to pay the sum of approximately U.S.$0.6 million plus U.S.$ 0,3 million in interest (set as of December 29, 2023, at an annual rate of 8%). The costs of both instances were imposed on ANSA totaling 53.3% of the judgment amount which after being appealed were reduced to 15.6% of the judgment amount for the first instance proceedings and 30% of that figure for the second instance proceedings, considering the BNA exchange rate before payment.

ANSA has appealed this ruling before the Supreme Court of Neuquen on both the merits and the Court costs and the former counsel appealed just on the amount of the fees. The likelihood of success of ANSA’s appeal is uncertain although there are reasonable grounds to challenge the second instance ruling. Conversely, the chances of success of the counsel´s appeal are low. Both extraordinary appeals are pending.

The appeal does not prevent the beneficiaries of the judgement from requesting provisional seizures against ANSA to ensure the collection of their fees if the judgement is upheld. These seizures cannot be executed until the provincial extraordinary appeal is resolved and the execution would proceed only if the appeal is dismissed. If seizures are requested, they would need to be backed by insurance policies. Counsel’s fees should be covered by the insurance policy previously submitted in the proceedings.

2. Vientos del Sur Comunicaciones S.R.L. claims a compensation of approximately U.S.$0.5 million for breach of contract against ANSA.

The court ordered a seizure on ANSA’s account in the amount of approximately U.S.$0.3 million, which was replaced by an insurance policy of U.S.$0.5 million.

On September 11, 2024, the trial court partially granted the claim and ordered ANSA to pay approximately AR$3.4 million plus interest, with costs to be shared equally between the parties. Both parties have appealed the decision.

Brazilian Proceedings

Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)

Administrative Proceedings

ICAB has been engaged in multiple claims before the Brazilian National Civil Aviation Agency (ANAC) requesting economic re-equilibrium under the Brasilia Concession Agreement due to financial impacts arising primarily from the COVID-19 pandemic.

On July 9, 2020, ICAB filed claims before the Brazilian ANAC requesting the economic re-equilibrium under the Brasilia Concession Agreement.

On November 25, 2020, ANAC granted ICAB an economic re-equilibrium in the amount of R$184.8 million, corresponding to the losses suffered during the 2020 fiscal year, which was deducted from the 2020 fixed concession fees.

On May 20, 2021, ICAB filed a claim in the total amount of R$2,045 billion, requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the projection of loss of income and the drastic reduction of revenues due to the pandemic, for the entire duration of the Concession Agreement.

As ANAC’s decision was taking longer than expected, ICAB decided to request separately the economic re-equilibrium relative to 2021. On January 18, 2022, ANAC granted ICAB R$136 million, which was deducted from the 2021 fixed concession fee.

In December 2021, ICAB requested ANAC to reschedule 50% of the 2021 fixed concession fee, as previously approved by Brazilian Ministry of Infrastructure. However, such request was denied by ANAC leading ICAB to file a formal claim against ANAC on January 2022. In February 2022, a provisional decision was granted, suspending ANAC’s ruling and ICAB’s default until a final decision was reached. ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgement in favor of ICAB. In November 2023, the first instance ruling was confirmed, granting ICAB the right to reschedule 50% of the 2021 fixed concession fee. ANAC appealed and the case remains pending.

After partially deducting the 2021 fixed concession fee and rescheduling 50% of such fee, ANAC started an administrative procedure to determine whether ICAB was in default under the Concession Agreement payments. ICAB submitted a defense, and the procedure was suspended until a Federal Judge rules on the case.

On March 3, 2022, ANAC rejected ICAB’s petition for an extraordinary review of the Concession Agreement due to COVID-19 pandemic, deciding instead to continue granting economic re-equilibriums on a yearly basis, after specific analysis.

On July 1, 2022, ICAB filed claims for economic re-equilibrium for 2022. On November 4, 2022, ICAB was granted the amount of R$70.1 million to be deducted from the 2022 fixed concession fee.

Regarding the 2022 fixed concession fee, a partial payment of R$81.6 million (equivalent to U.S.$15 million) was made through the application of re-equilibrium credits in 2022. To pay the remaining amount, ICAB presented an offer of payment using judicial credits (“Precatorios”) to the Ministry of Infrastructure on November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its obligations, while the analysis of Precatorios is pending.

In March 2023, despite Constitutional authorization, the Brazilian attorney general (“AGU”), revoked its own regulation on the acceptance of Precatorios for concession fees payments, and started the analysis to propose a new regulation.

On May 15, 2023, ICAB submitted a request to pay the variable concession fee using Precatorios, but in June 2023 ANAC informed the non-recognition of the payment and initiated an administrative procedure to declare default, asking ICAB to make a new payment, based on the AGU’s revocation.

On June 15, 2023, ICAB submitted a legal claim requesting the suspension of payment requirement until analyses of the Precatorios was completed. ICAB is still waiting for a final decision.

Even though ICAB believed in the validity and legality of the use of Precatorios for payment of concession fees, on August 15, 2023, ICAB decided to pay in full the obligation of the variable concession fee for a total amount of R$9.1 million (equivalent to U.S.$1.9 million) through the application of re-equilibrium credits, subsequently withdrawing the request to pay via Precatorios. This payment was accepted, thereby closing the matter regarding the variable concession fee.

On December 7, 2023, ANAC granted the amount of R$86.1 million in re-equilibrium credits to be deducted from the 2023 fixed concession fee.

On July 30, 2024, ICAB filed claims before the Brazilian ANAC requesting the economic re-equilibrium to offset the costs incurred due to the absorption of migratory services previously provided by Brazilian Federal Police proposing compensation through an increase of international boarding tariffs. A ruling is currently pending.

On September 13, 2024, ICAB filed claims for economic re-equilibrium based on the losses and cost incurred in connection with the COVID-19 pandemic for 2024. On January 14, 2025, ICAB was granted the amount of R$110.9 million to be deducted from the 2024 fixed concession fee. For further information on the change in methodology for calculating re-equilibrium, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concession Framework-Brazil—Material Terms and Conditions of the Brazilian Concession Agreements—Concession Fees”.

Civil Proceedings

i)   ICAB identified three payments in the total amount of approximately R$0.9 million made during 2014 by the company, (when Infravix was still an indirect shareholder of Inframerica), to individuals or entities for which Inframerica was unable to clearly identify a proper purpose. On September 14, 2019, Receita Federal imposed Inframerica to pay the amount of R$1.3 million in late taxes, claiming that these alleged payments were without cause or did not identify a beneficiary. The case is currently under review by the Federal Court of the Federal District. The outcome of this procedure is still uncertain. Infravix is no longer a shareholder in either ICASGA (as defined below) or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them.
ii)   In December 2018, Avianca, an airline that operated at the Brasilia Airport and Natal Airport filed a request for judicial recovery. On December 10, 2018, approximately R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding. Additionally, ICAB filed a debt judicial collection against Avianca for R$7.2 million with respect to debt not included in the judicial recovery. On July 4, 2019, the Brazilian court judge granted ICAB the right to liquidate assets of Avianca located within the Brasilia Airport for a value equal to the total outstanding amount. On September 16, 2019, approximately R$0.9 million were collected through such liquidation process while the outstanding amount is currently under the expert assessment to determine the assets value.
iii)   In June 2022, SINA (the airport workers union) filed a lawsuit against ICAB demanding Hazard payment in the percentage of 30% of the salary for all workers who work on the airport apron, alleging that the fueling of the aircrafts exposes workers to a risk of explosion that must be compensated according to Brazilian law. The total estimated amount involved is approximately R$10.0 million. The judge ordered an expert to analyze the labor conditions who concluded its hazardousness. In December 2023, the Judge sentenced the case and condemned ICAB to pay the amount requested by SINA, ICAB appealed the ruling, and it is waiting for the final decision.

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

Despite the favourable precedent of the Supreme Court mentioned above, the Federal District initiated a new lawsuit, demanding the payment of R$5 million on pending IPTU in March 2020, ICAB was notified about this new proceeding and in March 2020, ICAB filed a response arguing in the same rights as those raised in the prior proceeding.

In September 2022, the Federal District, again sued ICAB, claiming the payment of R$1.2 million of IPTU. ICAB answered both complaints under the same rights raised on prior lawsuits. As of the date of this annual report on Form 20-F, none of these claims have been ruled by the court of first instance.

There are currently five lawsuits regarding IPTU claims, amounting U.S.$3.3 million approximately.

Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) – ACI do Brasil S.A (“ACI do Brasil”)

As consequence of the absorption of ICASGA by ACI do Brasil, ACI do Brasil shall replace ICASGA in all legal proceedings.

Administrative Proceedings

Re-Equilibrium Requests

On July 9, 2020, ICASGA filed claims before ANAC, in the total amount of R$27,8 million, requesting the economic re-equilibrium of the Natal Concession Agreement due to financial impacts arising primarily from the COVID-19 pandemic.

On May 31, 2022, ANAC granted ICASGA an economic re-equilibrium in the amount of R$18.1 million. This amount is in line with the amount requested by ICASGA.

On December 29, 2022, ANAC granted ICASGA an economic re-equilibrium of R$11.3 million.

On March 5, 2020, ICASGA filed a request to the Brazilian Federal Government and ANAC to start the re-bidding process for the Natal Airport and transfer the operation of Natal Airport to a different operator after a new bidding process.

On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment, setting forth the rules and proceedings for the re-bidding. On January 2023 the bidding tender was published.

On May 19, 2023, ANAC conducted the new bidding process for the airport which was awarded to Zurich Airports.

On December 7, 2023, ANAC granted ICASGA an economic re-equilibrium of R$14.4 million due to the impact of the COVID-19 pandemic during 2023 fiscal year.

On December 28, ICASGA and ANAC executed an agreement concerning the incorporation of ICASGA by ACI do Brasil, effective as of December 31, 2023, by virtue of which ACI do Brasil assumed the rights and duties of ICASGA.

On December 29, 2023, and January 5, 2024, the Federal Government and Zurich Airport paid ACI do Brasil R$199.7 million, and R$323.4 million respectively.

On February 14, 2024, ACI do Brasil requested ANAC an economic re-equilibrium of R$2.1 million due to the impact of the COVID-19 for the last months of the concession. The amount to be granted will be added to the final settlement of accounts.

A final settlement of accounts will be carried out in the following months to determine the remaining credits that could arise from the return of the assets.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to dispute the legality of the IPTU collected by the City of São Gonçalo do Amarante.

On January 18, 2018, the Judge granted a provisional decision, by suspending the tax collection and on August 27, 2019, a further ruling found the collection as unfounded. The Municipality appealed and obtained a provisional decision, which allowed for the collection of such tax up to the amount of approximately R$17 million. On December 11, 2019, ICASGA appealed against that provisional decision, which was granted on May 27, 2020, and consequently, the tax collection was suspended. The Municipality appealed again before the Brazilian Supreme Court, and on June 16, 2020, such appeal was denied.

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal. Therefore, the judgement dismissing the collection of IPTU against ICASGA was confirmed. The Municipality filed a final appeal at the Supreme Court, and on August 1, 2023 a first decision was granted, in favor of the City. The Minister decided to revoke the State Court’s last decision and ruled that the State Court had to analyze the lawsuit again. ICASGA submitted an appeal before the Supreme Court, asking this monocratic decision to be reviewed by the other Ministers. The Supreme Court partially changed its decision, and decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

After the Supreme Court’s decision, in December 2023, the Municipality rectified the value of the tax demanded from R$80 million, to R$8 million, which is the total value of IPTU for all the concession years. ICASGA filed an administrative appeal, since it still considers that the amount is not correct and should not be charged to ICASGA.

In a decision given on April 3, 2024 the Municipality: (i) revoked the IPTU tax collection for the years 2012 to 2014 and (ii) maintained the incidence of IPTU over the entire Airport through the years 2015 to 2023.

ACI do Brasil filed another administrative appeal, based on the Supreme Court decision that allows the Municipality to collect this tax only over the Airport areas occupied by third parties who exploit activities unrelated to the Airport public service, which was denied. The Municipality would have to claim the payment in the Court in which case ACI do Brasil is prepared to contest it.

Labor proceedings

Several employees filed labor claims in relation to their dismissal due to the return of the Natal Airport. As of December 31, 2024, ACI do Brasil estimated losses in the amount of U.S.$1.1 million, which has been provisioned.

Ecuadorian Proceedings

Tax Proceedings

The Servicio de Rentas Internas (“SRI”) determined that Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) owed approximately the amount of U.S.$3.3 million for the 2017 income tax. On April 27, 2021, TAGSA submitted the request for a nullity, which was rejected by SRI. After exhausting all administrative remedies, TAGSA filed a judicial claim for U.S.$4.5 million. On July 13 and September 6, 2022, two hearings took place, and on October 18, 2022, a rule was issued in favor of TAGSA. On December 12, 2022, SRI submitted a cassation appeal against this ruling, which was accepted by the National Court on July 6, 2023. On July 2, 2024, the Court issued a final ruling confirming the previous decision in favor of TAGSA.

On July 31, 2024, SRI raised an Extraordinary Protection Action against the ruling issued by the National Court of Justice. On October 21, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected this action, leading to the case being archived and returned to the original court.

Currently, TAGSA is waiting to the National Court of Justice to refer the case to the appropriate court for the unblocking and subsequent return of the associated guarantee.

Italian Proceedings

Toscana Aeroporti (“TA”) entered into two preliminary sales contracts with NUOVE Iniziative Toscane (NIT) in 2018 with the commitment to purchase land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was equal to EUR 75 million of which EUR 3 million were paid as a deposit at the time of the execution, while for the second the expected price was EUR 90 thousand of which EUR 9 thousand had been already paid.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan – claiming the fulfillment of the conditions precedent required to obtain the issuance of a constitutive sentence pursuant to art. 2932 of the Italian Civil Code, condemning TA to pay the remaining contract price (EUR 72 million for the first contract and EUR 81 thousand for the second contract), in addition to the incurred costs and damages.

On January 20, 2022, TA answered the claim by rejecting, all the requests made by NIT as inadmissible and unfounded, taking into consideration the non-occurrence of the conditions precedent, and requesting NIT to immediately return the sums already paid by TA. Based on the opinion of TA’s counsel, no provision has been recognized for this matter.

The Parties submitted their final briefs in December 2023, and in May 2024 the Court issued the ruling where NIT´s claim was rejected and it was condemned to return to TA the sums that had been paid as deposit plus interest, as well as to pay the legal costs.

On May 31, 2024. TA received the reimbursement from NIT for the deposit amounts plus interests, which amounts to approximately Euro 4.7 million. On November 22, 2024, NIT appealed the first instance ruling. TA instructed its lawyer to appear in the appeal proceeding.

Peruvian Proceedings

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero.

On June 21, 2018, an arbitration procedure request was submitted by Kuntur Wasi S.A. (“Kuntur Wasi”) to the competent authority, ICSID (known as CIADI in Spanish). On the same date, Corporación América S.A. also submitted to CIADI a request for the arbitration procedure under the bilateral investment treaty framework. Both procedures before CIADI were carried out in a single docket.

On August 10, 2023, Kuntur Wasi received a notification from the CIADI Arbitral Court regarding a favorable resolution concerning the arbitration procedure due to unreasonably and arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. The Arbitral Court has already determined the final award for damages and losses, and on February 28, 2024, both parties submitted further information that was required to calculate the business profit based on the invested amounts as well as the recognition of interests on the related amounts.

On May 9, 2024, Kuntur Wasi was notified by CIADI of the final award related to the quantum of the case, where the Tribunal ordered the Republic of Peru to pay to Kuntur Wasi damages in the amount of approximately U.S.$91.2 million (including interest to February 28, 2024) together with any additional interest that has accrued to the date of payment. Kuntur Wasi is seeking the enforcement of the CIADI final award against the Government of Peru.

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

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares began trading on the NYSE under the symbol “CAAP,” in connection with our initial public offering, on February 1, 2018.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

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

On May 22, 2019, the extraordinary general meeting of the shareholders of the Company, approved amendments to our articles of association to amend the following: (i) the convening procedure for general meetings; (ii) the signature power to sign extracts or copies of minutes of general meetings; (iii) the convening procedure for meetings of the board of directors; (iv) the signature power to sign extracts or copies of minutes of meetings of the board of directors; (v) the period during which certain documents shall remain available at the registered office of the Company prior to general shareholders’ meetings; (vi) adjust a clerical inaccuracy and add a definition of “General Meeting.”

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

On May 23, 2023, the extraordinary general meeting of the shareholders of the Company, approved amendments to our articles of association to implement the following: (i) renewal of the authorized share capital of the Company; (ii) amendment of the number of members of the executive committee (comité de direction) of the Company; (iii) amendment to the signatory powers in respect of the daily management (gestion journalière) of the Company; (iv) amendment of the term “chairman” by “chairperson” in the articles of association.

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

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Since our incorporation, other than a capital increase by the conversion of reserves and the recent capital increase in connection with the Management Compensation Plan (see “Item 6. Compensation — Management Compensation Plan”), there have been no material changes to our share capital. We have not undergone any bankruptcy, receivership or similar proceedings.

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

Our authorized share capital consists of 225,000,000 common shares with a nominal value of U.S.$1.00 per share, out of which 61,777,293 common shares with a nominal value of U.S.$1.00 are left. We have 163,222,707 common shares issued and outstanding, of which 2,132,325 are held as treasury shares. All of our issued and outstanding common shares are fully paid and the board of directors cannot call on or compel our shareholders to contribute additional amounts to the Company.

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

Non-Distributable Reserve

Our articles of association provide for the creation of a non-distributable reserve. We recorded this non-distributable reserve in the amount of U.S.$1,353.9 million. The non-distributable reserve may be reduced by a resolution adopted by the general meeting of shareholders.

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

Prospective purchasers of our common shares (“Shareholders”) should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu des personnes physiques) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, net wealth tax as well as the solidarity surcharge invariably applies to most corporate taxpayers’ resident of Luxembourg for tax purposes. Corporate taxpayers may further be subject to a top-up tax arising under any legislation implementing the OECD’s Tax Challenges Arising from Digitalisation of the Economy - Global Anti-Base Erosion Model Rules (the “OECD Pillar Two Model Rules”), Council Directive (EU) 2022/2523 of December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union (the “Pillar Two Directive”), the Luxembourg law of December 22, 2023 implementing the Pillar Two Directive (the “Pillar Two Law”) or similar rules. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 24.94% in 2024 for a company established in the City of Luxembourg. On December 11, 2024, Parliament approved a bill that reduces by 1% the maximum CIT rate, as a result the aggregate CIT and MBT rate now amounts to 23.87% (inclusive of the surcharge for the employment fund), which will apply as from the 2025 tax year.

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

Net Wealth Taxation

The Company is as a rule subject to Luxembourg net wealth tax (“NWT”) on its net assets as determined for NWT. NWT is levied at the rate of 0.5% on net assets not exceeding EUR500 million and at the rate of 0.05% on the portion of the net assets exceeding EUR500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the Company in a Qualified Subsidiary is exempt for NWT. A “Qualified Subsidiary” means ordinary shares representing a direct participation of at least 10% in the share capital of the company or a direct participation in the company of an acquisition price of at least EUR1.2 million (or an equivalent amount in another currency).

A minimum net wealth tax (“MNWT”) is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities, and cash at bank exceeds 90% of their total balance sheet and EUR350,000, the MNWT is set at EUR4,815. For all other companies having their statutory seat or central administration in Luxembourg, which do not fall within the scope of the EUR4,815 MNWT, the MNWT ranges from EUR535 to EUR32,100, depending on the company’s total balance sheet. On December 11, 2024, Luxembourg’s Parliament approved a bill that modifies the MNWT so that, starting in 2025, the tax is now determined solely on the basis of the company’s total balance sheet and amounts to EUR4,815 for a company having a total balance sheet exceeding €2 million.

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

Top-up Tax

In December 2021, the OECD published final Pillar Two Model Rules for a global minimum tax (the “GloBE rules”). The GloBE rules aim to ensure that large multi-national enterprise groups pay a minimum tax of 15% on the income arising in each of the jurisdictions where they operate. Most rules apply to tax years starting on or after December 31, 2023. As a result, the Company may be subject to a top-up tax.

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

This summary also does not address all of the U.S. tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, certain financial institutions, dealers and certain traders in securities, persons holding common shares as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their common shares pursuant to the exercise of employee shares options or otherwise as compensation, entities or arrangements classified as partnerships for U.S. federal income tax purposes, persons whose functional currency is not the U.S. dollar, persons that own or have owned directly, indirectly, or constructively, shares of the Company representing 10% or more of the voting power or value of the Company, or persons whose shares of the Company are held in connection with a trade or business carried on outside of the United States. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

As used herein, the term U.S. Holder means a beneficial owner of one or more of our common shares, that is for U.S. federal income tax purposes, one of the following:

●	an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States;
●	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia);
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2024 taxable year and does not expect to be a PFIC for its 2025 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

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

I. SUBSIDIARY INFORMATION

Not applicable.

J. ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2024.

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

The Disclosure Committee is composed of: our Chief Executive Officer, Martín Francisco Antranik Eurnekian; our Chief Financial Officer, Jorge Arruda Filho; our Head of Legal & Compliance, Andrés Zenarruza; and our Head of Investor Relations, Patricio Esnaola. This Committee oversees and reviews all materials for which there is a disclosure requirement, together with all data required to support the documents mentioned above. This committee meets at regular intervals in order to review all data.

Please see Exhibits 12.1 and 12.2 for the certifications required by this Item.

B. MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of the internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CAAP’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of CAAP’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”).

Based on its evaluation and as set forth in its report dated March 19, 2025, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2024.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

D. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered under this annual report, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.” Our Board of Directors has determined that David Arendt qualifies as an “audit committee financial expert” under applicable SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a Corporate Governance Code and Code of Conduct and related integrity policies that applies to all subsidiaries and controlled affiliates of CAAP and to each of their respective board members, committee members, senior management, employees, interns and apprentices (hereinafter, “Colleagues”). It is also expected that all persons or entities who act as agents, partners, including business partners, representatives, intermediaries, consultants or who act on behalf of or provide services for CAAP (hereinafter “Third Parties”) will comply with such Code of Conduct. We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, the Chief Financial Officer, the Controller, Accounting & Tax Officer, or persons performing similar functions (collectively, the “Senior Financial Officers”). See “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Corporate Governance Code, Code of Conduct and Code of Ethics for Senior Financial Officers.”

We will provide a hard copy of those documents free of charge upon written request at the following address: 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to the Company’s Principal Accountant

In 2024, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2024 and 2023 are detailed below:

	For the Year Ended December 31
	2024	2023
Audit fees	2,214	1,871
Audit related fees	22	95
Tax fees	48	58
All other fees	12	20
Total	2,296	2,044

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2024 and the fees paid for such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered equity securities during the fiscal years ended on December 31, 2022, 2023 and 2024.

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

Our corporate governance practices are governed by Luxembourg Companies Law and our articles of association. As a Luxembourg company and a foreign private issuer under the rules of the NYSE, we are required to comply with a more limited set of corporate governance rules than U.S. domestic issuers listed in the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for U.S. domestic issuers listed in the NYSE but the following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required by the NYSE of U.S. domestic issuers (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here).

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our articles of association require the holding of such meetings and we do not have a set policy for these meetings. Our articles of association provide, however, that the board of directors shall meet, upon notice by the chairperson, the secretary of the board (as may be appointed from time to time), the Company secretary or by any two directors.

In addition, NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. While we do not have such a method, we have set up a compliance line for investors and other interested parties to communicate their concerns to members of our audit committee.

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A3 promulgated under the Exchange Act. Our articles of association currently require the Company to have an audit committee. Pursuant to CAAP’s Corporate Governance Code, the audit committee is composed of three members which shall at all times comply with the independence and experience requirements set forth on Rule 10A3 mentioned above. As of the date of this annual report, our audit committee complies with such requirements. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors.

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

Audit Committee Responsibilities

Pursuant to our articles of association, the audit committee shall assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors. The audit committee is required to review material transactions (as defined by the Corporate Governance Code) between CAAP or its subsidiaries with related parties and also perform the other duties entrusted to it by the board.

The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies. Our Corporate Governance Code provides for many of the responsibilities that are expected from such bodies under the NYSE standard.

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

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our articles of association require the adoption or disclosure of such a code of conduct. However, as stated in our Corporate Governance Code, we have adopted a Code of Conduct and related integrity policies that apply to all directors, officers and employees, which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, the Chief Financial Officer, the Controller, Accounting & Tax Officer, or persons performing similar functions (collectively, the “Senior Financial Officers”). See “Item 16B. Code of Ethics.”

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

On January 31, 2018, the Company approved its insider trading prevention policy (as amended on August 22, 2018 and on March 23, 2022, the “Insider Trading Policy”), which sets forth policies and procedures reasonably designed to assist the Company, members of the Board, members of the Committees, senior management, employees, interns and trainees of the Company and anyone who by his job, profession or function has access to material non-public information of CAAP its subsidiaries and controlled affiliates, to comply with their obligations under the securities and exchange laws and regulations of the Company’s jurisdiction and the jurisdictions in which the Company’s securities are traded. Moreover, it forbids these individuals from disclosing such sensitive information to others who might be influenced or encouraged to trade securities based on this undisclosed information.

A copy of our Insider Trading Policy is attached hereto as Exhibit No. 11.1.

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

The Cybersecurity Policy establishes an incident management process, which can be defined as a plan to manage Cybersecurity Incidents and to ensure that the Company takes immediate action in case of any incidents. The incident management process consists of the following phases: (i) detection; (ii) analysis and early communication; (iii) containment; (iv) eradication; (v) recovery; (vi) documentation and improvement proposals; and (vii) disclosure.

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

On the “recovery” phase, every affected system should be restored in order to reinstate regular operations.

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

For further information about the potential cybersecurity risks of the Company and how they could affect the Company, see “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We rely on information and communication technologies to support airport operations, passenger processing and security systems. Our systems and infrastructures face certain risks, including cybersecurity risks.”

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

The Board of Directors has also decided to include cybersecurity as a permanent item of the agenda of its meetings and to receive a report with a summary of any cybersecurity event, even not material, on a quarterly basis. Additionally, and as required by internal policies, the Board of Directors must be informed of any critical or high impact security incident detected at any time. Moreover, as part of its commitment to cybersecurity awareness and governance, on March 18, 2025, the Information Security Corporate Manager, together with Deloitte—who assists the Company in managing security alerts—conducted a workshop to provide Board members with an overview of how the Security Operations Center functions, including alert management and incident response processes.

Finally, in terms of governance, it is worth pointing out the role of the ISIRC, non-permanent body responsible for overseeing the risk management’s efforts and strategy of the Company in the event of a Cybersecurity Incident. The members of the ISIRC are mentioned above.

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning at page F – 1.

Corporación América Airports S.A.
Audited Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1*	Amended Articles of Association of Corporación América Airports S.A., as amended in May 2023.
2.2*	Description of Securities registered pursuant to Section 12 of the Exchange Act.
8.1*	List of Subsidiaries.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on March 28, 2024 (File No. 001-38354)).
12.1*	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	Certification of Jorge Arruda Filho Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1*	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	Certification of Jorge Arruda Filho, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
23.1*	Consent of Price Waterhouse & Co. S.R.L
97.1	Clawback Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F filed with the SEC on March 28, 2024 (File No. 001-38354)).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).
*	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORACIÓN AMÉRICA AIRPORTS S.A.

	By:	/s/ Martín Francisco Antranik Eurnekian
	Name:	Martín Francisco Antranik Eurnekian
	Title:	Chief Executive Officer

	By:	/s/ Jorge Arruda Filho
	Name:	Jorge Arruda Filho
	Title:	Chief Financial Officer

Dated: March 27, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Assessment on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Brazilian Concession Assets Impairment Assessment

As described in Notes 2.D(1), 2Y(a) and 12 to the consolidated financial statements, the Company’s consolidated concession assets balance was USD 3,143 million as of December 31, 2024, out of which USD 509.2 million correspond to the Brazilian Concession assets. Management reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Management performed impairment test for the Brazilian Concession assets (Brazilian CGU) based on the discounted cash flow model (value in use), considering significant assumptions related to passenger growth rates and discount rate.

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

March 19, 2025

We have served as the Company’s auditor since 2017.

Management’s Annual Report on Internal Control over Financial Reporting

Corporación America Airports S.A.’s management is responsible for establishing and maintaining adequate internal control over financial reporting for Corporación América Airports S.A. (hereinafter “the Company”) as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In additions, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Luxembourg, Luxembourg

March 19, 2025

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Jorge Arruda Filho
Name: Martín Francisco Antranik Eurnekian		Name: Jorge Arruda Filho
Title: Chief Executive Officer		Title: Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended on December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2024 and 2023

and for the years ended December 31, 2024, 2023 and 2022

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended on December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

		For the year	For the year	For the year
		ended	ended	ended
	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Continuing operations
Revenue	5	1,843,267	1,400,038	1,378,663
Cost of services	6	(1,237,333)	(914,677)	(962,978)
Gross profit		605,934	485,361	415,685
Selling, general and administrative expenses	7	(198,108)	(138,669)	(141,355)
Impairment reversal / (loss) of non-financial assets	12	—	102,838	(111)
Other operating income	8	46,390	100,560	37,340
Other operating expense		(6,963)	(9,453)	(6,984)
Operating income		447,253	540,637	304,575
Share of (loss) / income in associates	10,15	(996)	7,108	(970)
Income before financial results and income tax		446,257	547,745	303,605
Financial income	9	71,430	101,598	63,859
Financial loss	9	110,305	(406,570)	(196,405)
Inflation adjustment	9	(21,260)	(40,547)	19,459
Income before income tax		606,732	202,226	190,518
Income tax	11	(298,820)	24,241	(24,883)
Income for the year		307,912	226,467	165,635
Attributable to:
Owners of the parent		282,674	239,506	168,166
Non-controlling interest		25,238	(13,039)	(2,531)
		307,912	226,467	165,635
Earnings per share for profit attributable to the ordinary equity holders of the Group:	32
Basic earnings per share		1.76	1.49	1.05
Diluted earnings per share		1.75	1.49	1.05

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended on December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year	For the year	For the year
		ended	ended	ended
		December 31, 2024	December 31, 2023	December 31, 2022
Income for the year		307,912	226,467	165,635
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligation net of tax		(33)	4	859
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to hedge cash flows		(3,517)	—	—
Income tax impact of the instruments used to hedge cash flows		844	—	—
Share of other comprehensive income / (loss) from associates	15	19	(70)	43
Currency translation adjustment (Note 25.d and 25.e)		466,203	(281,684)	91,105
Other comprehensive income / (loss) for the year, net of income tax		463,516	(281,750)	92,007
Total comprehensive income / (loss) for the year		771,428	(55,283)	257,642
Attributable to:
Owners of the parent		647,792	7,818	239,015
Non-controlling interest		123,636	(63,101)	18,627
		771,428	(55,283)	257,642

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended on December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At	At
	Notes	December 31, 2024	December 31, 2023
ASSETS
Non-current assets
Intangible assets, net	12	3,155,448	2,520,965
Property, plant and equipment, net	13	77,801	74,919
Right-of-use asset	14	9,921	10,493
Investments in associates	15	11,746	11,992
Other financial assets at fair value through profit or loss	20	4,237	5,979
Other financial assets at amortized cost	20	84,618	61,090
Derivative financial instruments		—	69
Deferred tax assets	16	13,372	62,712
Inventories	18	314	318
Other receivables	17	58,461	42,640
Trade receivables	19	18	889
		3,415,936	2,792,066
Current assets
Inventories	18	11,410	16,148
Other financial assets at fair value through profit or loss	20	3,129	4,884
Other financial assets at amortized cost	20	82,923	83,142
Other receivables	17	63,156	145,549
Current tax assets		7,366	3,779
Trade receivables	19	157,546	126,560
Cash and cash equivalents	21	439,847	369,848
		765,377	749,910
Assets classified as held for sale		137	—
		765,514	749,910
Total assets		4,181,450	3,541,976

EQUITY	25
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(4,094)	(4,322)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(116,471)	(482,852)
Legal reserves		7,419	3,676
Other reserves		(1,319,682)	(1,313,888)
Retained earnings		718,511	438,775
Total attributable to owners of the parent		1,369,274	724,980
Non-controlling interests		148,686	78,929
Total equity		1,517,960	803,909

LIABILITIES
Non-current liabilities
Borrowings	22	1,042,704	1,133,549
Derivative financial instruments liabilities	3.A	3,351	—
Deferred tax liabilities	16	383,369	137,315
Other liabilities	23	621,412	768,364
Lease liabilities	14	7,010	10,294
Trade payables	24	1,914	2,617
		2,059,760	2,052,139
Current liabilities
Borrowings	22	115,367	199,688
Other liabilities	23	348,586	345,864
Lease liabilities	14	3,707	3,687
Current tax liabilities		15,307	23,921
Trade payables	24	120,763	112,768
		603,730	685,928
Total liabilities		2,663,490	2,738,067
Total equity and liabilities		4,181,450	3,541,976

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
				Free	Non-		Currency
	Share	Share	Treasury	distributable	distributable	Legal	translation	Other	Retained		Non-controlling
	capital	premium	shares	reserves	reserves	reserves	adjustment	reserves	earnings (1)	Total	interests	Total
Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the year	—	—	—	—	—	—	—	—	282,674	282,674	25,238	307,912
Share-based payments reserve (Notes 25.a, 25.c and 30)	—	—	228	—	—	—	—	110	805	1,143	—	1,143
Other comprehensive income / (loss) for the year (Note 25.d)	—	—	—	—	—	—	366,381	(1,263)	—	365,118	98,398	463,516
Transfer to legal reserve	—	—	—	—	—	3,743	—	—	(3,743)	—	—	—
Changes in non-controlling interests (Note 25.c and 25.e)	—	—	—	—	—	—	—	(4,641)	—	(4,641)	(53,879)	(58,520)
Balance at December 31, 2024	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income / (loss) for the year	—	—	—	—	—	—	—	—	239,506	239,506	(13,039)	226,467
Shareholders contributions (Note 25.e)	—	—	—	—	—	—	—	—	—	—	9,424	9,424
Share-based payments reserve (Notes 25.a, 25.c and 30)	—	—	278	—	—	—	—	106	671	1,055	—	1,055
Other comprehensive (loss) / income for the year (Note 25.d)	—	—	—	—	—	—	(231,707)	19	—	(231,688)	(50,062)	(281,750)
Transfer to legal reserve	—	—	—	—	—	2,595	—	—	(2,595)	—	—	—
Changes in non-controlling interests (Note 25.c and 25.e)	—	—	—	—	—	—	—	12	—	12	(13,668)	(13,656)
Balance at December 31, 2023	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Balance at January 1, 2022	163,223	183,430	(4,772)	378,910	1,358,028	1,081	(321,647)	(1,321,211)	32,689	469,731	303,877	773,608
Income / (loss) for the year	—	—	—	—	—	—	—	—	168,166	168,166	(2,531)	165,635
Shareholders contributions (Note 25.e)	—	—	—	—	—	—	—	—	—	—	24,170	24,170
Share-based payments reserve (Notes 25.a, 25.c and 30)	—	—	172	—	—	—	—	157	338	667	—	667
Redemption of preferred shares (Notes 25.f)	—	—	—	—	—	—	—	—	—	—	(182,336)	(182,336)
Other comprehensive income for the year (Note 25.d)	—	—	—	—	—	—	70,502	347	—	70,849	21,158	92,007
Changes in non-controlling interests (Note 25.c and 25.e)	—	—	—	—	—	—	—	6,682	—	6,682	(18,064)	(11,382)
Balance at December 31, 2022	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended	For the year ended	For the year ended
	Notes	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities
Income for the year		307,912	226,467	165,635
Adjustments for:
Amortization and depreciation	12,13,14	203,008	151,593	172,480
Deferred income tax	11	263,620	(62,697)	4,415
Current income tax	11	35,200	38,456	20,468
Share of loss in associates	10	996	(7,108)	970
Impairment (reversal) / loss of non-financial assets reversal	12	—	(102,838)	111
Loss on disposals of property, plant and equipment and intangible assets		221	592	420
Gain on disposal of subsidiaries		(391)	—	(4,186)
Low value, short term and variable lease payments		(1,686)	(3,082)	(1,154)
Share-based compensation expenses	30	1,143	1,055	667
Interest expense	9	107,464	95,185	164,288
Other financial results, net		(20,414)	(41,558)	(41,055)
Net foreign exchange	9	(317,036)	164,026	(90,603)
Government subsidies per Covid-19 context	8	(16,394)	(21,511)	(14,133)
Government grants collected		76	383	10,020
Other accruals		(5,476)	3,145	(5,043)
Inflation adjustment		1,053	54,170	6,969
Acquisition of Intangible assets	12,29	(212,573)	(149,436)	(154,940)
Income tax paid		(40,294)	(22,919)	(22,631)
Income due to concession compensation	8	—	(62,677)	—
Collection due to concession compensation	26.b	90,609	—	—
Unpaid concession fees		54,199	49,992	46,084
Changes in liability for concessions	9	87,556	98,480	101,488
Changes in working capital	29	(133,491)	(53,303)	(57,641)
Net cash provided by operating activities		405,302	356,415	302,629
Net cash used in discontinued operating activities		—	—	—

Cash flows from investing activities
Cash contribution in associates	15	(666)	(84)	(260)
Net disposal of subsidiaries companies		—	—	(406)
Acquisition of other financial assets		(156,418)	(128,899)	(150,856)
Disposals of other financial assets		136,781	72,571	170,235
Acquisition of Property, plant and equipment	13,29	(12,218)	(9,661)	(9,091)
Acquisition of Intangible assets	12	(1,435)	(1,221)	(732)
Proceeds from sale of Property, plant and Equipment		25	264	233
Net cash inflow on disposal of subsidiaries		(404)	—	—
Others		1,842	626	263
Net cash (used in) / provided by investing activities		(32,493)	(66,404)	9,386
Net cash used in discontinued investing activities	31	—	—	(14,700)

Cash flows from financing activities
Proceeds from cash contributions	25.e	—	9,424	24,170
Proceeds from borrowings	22	190,345	87,846	371,951
Principal elements of lease payments	14	(4,397)	(3,118)	(4,307)
Loans repaid	22	(314,077)	(200,475)	(328,775)
Interest paid	22	(96,168)	(83,791)	(111,387)
Debt expenses capitalization	22	(2,467)	(110)	(2,011)
Guarantee deposit		1,147	2,168	(512)
Dividends paid to non-controlling interests in subsidiaries	25.e, 29	(14,945)	(13,656)	(11,382)
Payment for additional acquisitions in subsidiaries	25.e	(30,949)	—	—
Redemption of preferred shares	25.f	—	—	(172,029)
Others		322	86	(6)
Net cash used in financing activities		(271,189)	(201,626)	(234,288)
Net cash used in discontinued financing activities		—	—	—

Increase in cash and cash equivalents		101,620	88,385	77,727
Decrease in cash and cash equivalents from discontinued operations		—	—	(14,700)

Cash and cash equivalents
At the beginning of the year	21	369,848	385,265	375,783
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(31,621)	(103,802)	(53,545)
Increase in cash and cash equivalents		101,620	88,385	77,727
Decrease in cash and cash equivalents from discontinued operations		—	—	(14,700)
At the end of the year	21	439,847	369,848	385,265

Information of non-cash transactions has been disclosed in Note 29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on March 19, 2025.

2      Basis of presentation and accounting policies

A     Summary of material accounting policies information

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Basis of preparation

The Group’s Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and interpretations (“IFRIC”) developed by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The Consolidated Financial Statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or within the normal business cycle of the Group, or are held for sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 2.Y.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2      Basis of presentation and accounting policies (Cont.)

A     Summary of material accounting policies information (Cont.)

New and amended standards adopted by the Group

The Group has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2024:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1.

- Lease Liability in Sale and Leaseback – Amendments to IFRS 16.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

- Operating segment information - IFRIC agenda decision regarding IFRS 8.

During the year ended December 31, 2023, the Group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2023:

- Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8.

- Deferred tax related to assets and liabilities arising from a single transaction - Amendment to IAS 12.

- International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12.

The amendments listed above did not have any material impact on our Consolidated Financial Statements, except for the clarifications on IFRS 8 Operating segment information and its impact on segment disclosures, from which the level of disclosures in Note 4 has been increased compared to what has been historically reported.

The following accounting standards and interpretations have been published but the application is not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group:

- Lack of exchangeability – Amendments to IAS 21.

- Presentation and Disclosures in Financial Statements - IFRS 18.

- Classification and measurement of financial instruments - Amendments to IFRS 9 and IFRS 7.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Holdings companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2024	2023	2022
Abafor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
ACI Airport Sudamérica S.A.U. (“ACI”)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U.	Spain	Euros	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (1)	USA	U.S. dollars	Holding company	100.00%	100.00%	100.00%
Anabe ITG S.L. (9)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
Barnsley ITG S.L. (11)	Spain	Euros	Holding company	100.00%	99.98%	—
Cargo & Logistics S.A. (1) (7)	Argentina	Argentine pesos	Holding company	85.00%	82.89%	82.89%
Cedicor S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	Uruguayan pesos	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A. (“CAER”)	Argentina	Argentine pesos	Holding company	99.98%	99.98%	99.98%
Corporacion Africa Airports Nigeria Limited (“CAAN”) (9)	Nigeria	Naira	Holding company	51.00%	51.00%	—
Corporación América Italia S.p.A. (“CAI”)	Italy	Euros	Holding company	75.00%	75.00%	75.00%
Corporación América S.A. (“CASA”) (7)	Argentina	Argentine pesos	Holding company	100.00%	97.22%	97.22%
Corporación América Sudamericana S.A.(7)	Panamá	U.S. dollars	Holding company	99.29%	96.53%	96.53%
DICASA Spain S.A.U. (“DICASA”) (1)	Spain	Euros	Holding company	100.00%	100.00%	100.00%
Inframérica Participaçoes S.A. (1) (8)	Brazil	Brazilian real	Holding company	99.98%	99.98%	99.98%
Yokelet S.L.	Spain	Euros	Holding company	100.00%	100.00%	100.00%

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

Operating companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2024	2023	2022
Abuja Airport Concession Company (“AACC”) (10)	Nigeria	Naira	Airports Operation	51.00%	51.00%	—
ACI do Brasil S.A. (“ACIB”) (12)	Brazil	Brazilian real	Airports Operation(12)	99.99%	99.99%	99.99%
Aerocombustibles Argentinos S.A. (“AEAR”) (13)	Argentina	Argentine pesos	Fueling company	—	94.79%	94.79%
Aeropuerto de Bahía Blanca S.A. (“BBL”) (7)	Argentina	Argentine pesos	Airports Operation	85.00%	82.64%	82.64%
Aeropuertos Argentina 2000 S.A.(“AA2000”) (2) (7)	Argentina	Argentine pesos	Airports Operation	84.79%	82.69%	82.69%
Aeropuertos del Neuquén S.A. (“ANSA”) (7)	Argentina	Argentine pesos	Airports Operation	77.70%	75.54%	75.54%
Armenia International Airports C.J.S.C. (“AIA”)	Armenia	Dram	Airports Operation	100.00%	100.00%	100.00%
CAAirports International Services S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Consorcio Aeropuertos Internacionales S.A. (“CAISA”)	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A. (7)	Argentina	Argentine pesos	Fuel plants	80.00%	77.77%	77.77%
Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) (8)	Brazil	Brazilian real	Airports Operation	50.99%	50.99%	50.99%
Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) (12)	Brazil	Brazilian real	Airports Operation	—	—	99.98%
Kano Airport Concession Company Limited (“KACC”) (10)	Nigeria	Naira	Airports Operation	51.00%	51.00%	—
Paoletti América S.A. (3) (7)	Argentina	Argentine pesos	Service company	42.39%	41.35%	41.35%
Puerta del Sur S.A. (”PDS”)	Uruguay	Uruguayan pesos	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A. (7)	Argentina	Argentine pesos	Service company	84.90%	82.79%	82.79%
Sinatus S.A. (14)	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	—
TCU S.A.	Uruguay	Uruguayan pesos	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (“TAGSA”) (4) (11)	Ecuador	U.S. dollars	Airports Operation	50.00%	49.99%	49.99%
Texelrío S.A. (7)	Argentina	Argentine pesos	Service company	59.35%	57.88%	57.88%
Toscana Aeroporti S.p.A. (“TA”) (5) (6)	Italy	Euros	Airports Operation	46.71%	46.71%	46.71%
Villalonga Furlong S.A. (7)	Argentina	Argentine pesos	Service company	85.01%	82.90%	82.90%

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

(7) In October, 2024, Cedicor S.A. acquired the non-controlling participation of CASA, increasing its participation to 100%, indirectly modifying the participation in CASA’s subsidiaries.

(8) During 2022 CAAP made contributions in Inframérica Participaçoes S.A.

(9) Holding company part of the structure related to the future Nigerian concessions (Note 26.b).

(10) Operating company part of the structure related to the future Nigerian concessions (Note 26.b).

(11) Holding company incorporated under CAER in December 2023, becoming shareholder of TAGSA. In April 2024 CAER sold Barnsley to CAAP.

(12) In December 2023, ACIB incorporated ICASGA (Note 26.b).

(13) In September 2024, CASA sold its participation in AEAR.

(14) Subsidiary incorporated under Abafor S.A.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

	TA
	December 31,	December 31,	December 31,
	2024	2023	2022
Non-current assets	253,600	267,569
Current assets	54,069	68,197
Total assets	307,669	335,766
Non-current liabilities	124,224	78,834
Current liabilities	65,192	139,248
Total liabilities	189,416	218,082
Equity	118,253	117,684
Revenue	138,786	133,422	117,209
Gross income	45,491	41,783	22,633
Operating income	33,687	28,418	10,306
Financial results	(6,334)	(7,350)	(4,119)
Share of income / (loss) in associates	12	14	(258)
Income tax	(8,927)	(6,842)	(1,528)
Net income	18,438	14,240	4,401
Other comprehensive (loss) / income for the year	(9,961)	4,142	(5,827)
Total comprehensive income / (loss) for the year	8,477	18,382	(1,426)
Dividends paid	(7,586)	(7,838)	(7,340)

Increase / (decrease) in cash
Provided by operating activities	20,526	21,469	26,588
Provided by / (used in) investing activities	4,981	(1,388)	(3,161)
Used in financing activities	(29,379)	(52,221)	(21,843)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

	TAGSA
	December 31,	December 31,	December 31,
	2024	2023	2022
Non-current assets	47,605	53,782
Current assets	64,736	59,737
Total assets	112,341	113,519
Non-current liabilities	4,282	7,329
Current liabilities	54,321	54,106
Total liabilities	58,603	61,435
Equity	53,738	52,084
Revenue	110,261	105,228	96,199
Gross profit	46,380	42,943	38,614
Operating income	26,650	25,319	22,561
Financial results	1,426	656	(316)
Income tax	(2,809)	(2,455)	(1,937)
Net income	25,267	23,520	20,308
Other comprehensive (loss) / income for the year	(94)	80	356
Total comprehensive income for the year	25,173	23,600	20,664
Dividends paid	(23,520)	(20,308)	(17,225)

Increase / (decrease) in cash
Provided by operating activities	35,168	35,891	36,709
Used in investing activities	(4,887)	(5,382)	(10,152)
Used in financing activities	(31,044)	(27,337)	(24,399)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)      List of Subsidiaries (Cont.)

	ICAB
	December 31,	December 31,	December 31,
	2024	2023	2022
Non-current assets	460,853	666,428
Current assets	63,567	86,371
Total assets	524,420	752,799
Non-current liabilities	703,624	906,312
Current liabilities	180,425	215,761
Total liabilities	884,049	1,122,073
Equity	(359,629)	(369,274)
Revenue	108,991	100,252	79,713
Gross profit	40,646	31,262	19,047
Operating income	50,539	37,816	21,328
Financial results	(99,915)	(102,953)	(114,550)
Income tax	(33,332)	3,250	(12,409)
Net loss	(82,708)	(61,887)	(105,631)
Other comprehensive income / (loss) for the year	92,353	(25,918)	(13,748)
Total comprehensive income/(loss) for the year	9,645	(87,805)	(119,379)

Increase / (decrease) in cash
Provided by operating activities	16,423	6,876	32,188
Used in investing activities	(40)	(16)	(53)
(Used in) / provided by financing activities	(29,942)	(12,784)	17,003

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2         Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)      List of Subsidiaries (Cont.)

	AA2000
	December 31,	December 31,	December 31,
	2024	2023	2022
Non-current assets	1,993,898	1,165,410
Current assets	240,235	181,405
Total assets	2,234,133	1,346,815
Non-current liabilities	845,739	672,981
Current liabilities	250,925	124,665
Total liabilities	1,096,664	797,646
Equity	1,137,469	549,169
Revenue	1,038,928	635,563	758,111
Gross profit	308,766	218,246	234,803
Operating income	226,879	170,714	190,446
Financial results	286,863	(211,898)	35,866
Income tax	(230,512)	52,912	2,900
Net income	283,230	11,728	229,212
Other comprehensive income / (loss) for the year	387,669	(250,002)	314,021
Total comprehensive income / (loss) for the year	670,899	(238,274)	543,233
Dividends paid	(38,084)	—	—

Increase / (decrease) in cash
Provided by operating activities	153,386	192,164	146,789
(Used in) / provided by investing activities	(7,152)	(64,305)	8,338
Used in financing activities	(117,602)	(74,050)	(122,453)

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end of each period exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as follows:

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

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency translation adjustment”. As of December 31, 2024, 2023 and 2022, the Company recognized a translation income/(loss) of USD 466.2 million, USD (281.7) million and USD 91.1 million, respectively, arising from the translation of the investments in Argentina, Brazil, Italy and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in the Statement of Income as a gain or loss from the sale of such subsidiary.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

D        Intangible assets

(1)     Concession Assets

The Group, through its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	PDS and CAISA of major airports in Uruguay (Montevideo and Punta del Este) as well as six regional airports under the concession of PDS.
-	TA a merger of Aeroporto di Firenze S.p.A. (“ADF”) and Società Aeroporto Toscano Galileo Galilei S.p.A. (“SAT”) of Florence and Pisa airports, respectively.
-	ICAB and ICASGA of Brasilia and São Gonçalo do Amarante airports, respectively. As mentioned in Note 26.b, the concession of the São Gonçalo do Amarante airport was handed to a new concessionaire.
-	TAGSA of Guayaquil airport, “José Joaquin de Olmedo”.
-	AA2000 of 35 airports in Argentina.
-	BBL of Bahía Blanca airport in Argentina.
-	ANSA of Neuquén airport in Argentina.
-	AIA of the “Zvartnots” International Airport of Yerevan and Shirak Airport, Republic of Armenia.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

b)	Variable fees payable that are defined as a percentage over certain revenue streams are recognized on a monthly basis in the Consolidated Statement of Income.

Each operating company is responsible for obtaining the necessary guarantees for the commitments assumed in each concession. They are mostly covered by insurance that is paid in advance and it is recorded in Other receivables, and is accrued over the life of the coverage.

Main commitments under each concession agreement are included in Note 26 b.

(2)     Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share of net identifiable assets, liabilities and contingent liabilities acquired as part of business combinations determined by management. Goodwill impairment reviews are performed annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Impairment losses on goodwill are not reversed. Goodwill, net of impairment losses, if any, is included in the Consolidated Statement of Financial Position under Intangible assets, net. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

F       Assets classified as held for sale

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell.

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset is recognized at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale.

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

H       Trade and other receivables and contract assets

Trade and other receivables are initially recognized at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 3.A(ii) for a description of the Group’s impairment policies.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

(2)    Share capital

Share capital is stated at nominal value. As of December 31, 2024, 2023 and 2022, share capital was USD 163 million (USD 1 per share).

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

Other reserves also include the share-based payment reserve constituted in connection with the creation of a management share compensation program as explained in Note 30 as well as cash flow hedge reserve net of income tax (Note 3.A.i.b).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

In order to determine the net taxable income of Argentine subsidiaries at the end of each year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results, due to the fact that as of December 31, 2024, 2023 and 2022 the accumulated price index variation for the last 36 months has already exceeded 100%.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2       Basis of presentation and accounting policies (Cont.)

M      Employee benefits (Cont.)

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2       Basis of presentation and accounting policies (Cont.)

Q      Leases / Sub-concession of spaces (Cont.)

The Group as a lessee (Cont.)

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

The Group as a lessor

The Group acts as a lessor regarding leases and sub-concession of spaces with third parties at its airport facilities.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

S       Cost of services and other expenses

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

T       Government grants

Government grants are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions during the fiscal year where the grant is recognized.

Government grants relating to costs are deferred and recognized in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

T       Government grants (Cont.)

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

V       Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges), to hedge some of the existing and future interest rate risks through interest rate swaps.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

V       Derivative financial instruments (Cont.)

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized as Other comprehensive income / (loss) for the year in the Other reserve line within equity without affecting profit or loss. Deferred taxes on the fair values of cash flow hedges are also recorded in shareholders’ equity. The effectiveness of the cash flow hedges is assessed on a regular basis. Ineffective cash flow hedges are recorded in the income statement through profit or loss under interest income or interest expense. The gain or loss relating to the effective portion of the interest rate swaps hedging variable rate borrowings is recognized in profit or loss within finance result at the same time as the interest expense on the hedged borrowings.

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

Derivative financial instruments as of December 31, 2024 are classified within Level 2 and Level 3 and as of December 31, 2023 are classified within Level 3 of the fair value hierarchy.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

The price index as of December 31, 2024, was 7,694.01 (3,533.19 and 1,134.59 as of December 31, 2023 and 2022 respectively) and the conversion factor derived from the indexes for the year ended December 31, 2024, was 2.18 (3.11 and 1.95 as of December 31, 2023 and 2022 respectively).

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

Y       Critical accounting estimates and judgments

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2         Basis of presentation and accounting policies (Cont.)

Y       Critical accounting estimates and judgments (Cont.)

(a)	Impairment testing (Cont.)

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). As mentioned in Note 12, the Company performed impairment tests for those assets with impairment indicators based on the discounted cash flow model covering the remaining concessions periods (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data. An impairment loss, if applicable, is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date. A previously recognized impairment loss of non-financial assets (other than goodwill) is reversed if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the Consolidated Statement of Income.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

During last years the Argentine monetary authority imposed certain exchange rate restrictions, which also affect the value of foreign currency in alternative markets for certain restricted exchange rate transactions in the official market. As of December 31, 2024 and 2023, these measures have remained in force restricting the access to the foreign exchange market in order to contain the demand for U.S. dollars including the requirement to obtain prior authorization from the Central Bank of Argentina (“BCRA”) for certain transactions in the Mercado Único y Libre de Cambios (“MULC”). However, the BCRA has eased the access to the MULC for the payment of imports of goods and services rendered from December 13, 2023, as well as gradually lifting certain foreign exchange restrictions (Note 3.A.v).

Considering this situation, the Company continues to assess the evolution of the above-mentioned variables and any other factors in its Argentine subsidiaries in order to identify the unforeseen potential effects that could alter its business and performance.

The value of the Group’s financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. A significant majority of the Group’s business activities are conducted in the respective functional currencies of the subsidiaries. However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. There are material monetary balances held by the Group companies at each period-end that are denominated in other currencies (non-functional currency). The following table provides a breakdown of the Group’s main monetary net assets and liabilities which impact the Group’s profit and loss:

	As of December 31,	As of December 31,
Currency Exposure / Functional currency	2024	2023
U.S. Dollar / Argentine Peso	(428,845)	(484,709)
U.S. Dollar / Armenian Dram	36,835	47,842
U.S. Dollar / Euro	75,409	(68)
Euro / Armenian Dram	31,735	347
Euro / Argentine Peso	(2,324)	(2,831)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(i)	Market risk (Cont.)
a)	Foreign exchange risk (Cont.)

The relevant exposures correspond to:

◾ U.S. Dollar / Argentine Peso

As of December 31, 2024 and 2023 consisting primarily of U.S. dollar - denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the Argentine Peso. A depreciation of 3% in the ARS / USD exchange rate in real (inflation-adjusted) terms would generate a pre-tax loss of USD 12,865 as of December 31, 2024 (pre-tax loss of USD 48,470 as of December 31, 2023 considering a depreciation of 10% in the ARS/ USD exchange rate).

◾ U.S. Dollar / Armenian Dram

As of December 31, 2024 and 2023 consisting primarily of U.S. dollar - denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A depreciation of 2% in the Dram / USD exchange rate would generate a pre-tax gain of USD 736.7 as of December 31, 2024 (pre-tax gain of USD 478.4 as of December 31, 2023 considering a depreciation of 1% in the Dram / Euro exchange rate).

◾	U.S. Dollar / Euro

As of December 31, 2024 and 2023 consisting primarily of U.S. dollar - denominated net monetary assets and liabilities at the European subsidiaries which functional currency is the Euro. An appreciation of 2% in the Euro / USD exchange rate would generate a pre-tax loss of USD 1,508.2 as of December 31, 2024 (pre-tax gain of USD 1.4 as of December 31, 2023 considering an appreciation of 2% in the Euro / USD exchange rate).

◾ Euro / Armenian Dram

As of December 31, 2024 and 2023 consisting primarily of Euro - denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the Armenian Dram. A depreciation of 2% in the Dram / Euro exchange rate would generate a pre-tax gain of USD 634.7 as of December 31, 2024 (pre-tax gain of USD 3.5 as of December 31, 2023 considering a depreciation of 1% in the EUR / Dram exchange rate).

◾ Euro / Argentine Peso

As of December 31, 2024 and 2023 consisting primarily of Euro- denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the Argentine Peso. A depreciation of 3% in the Euro / ARS exchange rate in real (inflation-adjusted) terms would generate a pre-tax loss of USD 69.7 as of December 31, 2024 (pre-tax loss of USD 283.1 as of December 31, 2023 considering a depreciation of 10% in the Euro / ARS exchange rate).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(i)	Market risk (Cont.)
(b)	Interest rate risk (Cont.)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings as of December 31, 2024 and 2023.

	At December 31,
	2024	2023
Fixed rate (*)	884,757	990,251
Variable rate	273,314	342,986
	1,158,071	1,333,237

(*) As of December 31, 2024 includes USD 86.2 million of short-term borrowings (USD 125.5 million as of December 2023) and USD 798.6 million of long-term borrowings (USD 864.8 million as of December 31, 2023).

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would increase financial loss for the year ended December 31, 2024 and 2023, by USD 2,200 and USD 2,695 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect in the Consolidated Statement of Income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Regarding the loan facility lines of the new financial agreement signed by TA (Note 22), the Company aims to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows. To achieve this, in July 2024, TA entered into interest rate swaps agreements with each Lender, establishing a fixed interest rate of 3.02% over the principal amount already drawn, effective until June 30, 2030. The notional amount being hedged corresponds to 100% of the principal drawn (EUR 82.8 million) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers a 75% of that principal.

As of December 30, 2024, the fair value of the derivatives stands at EUR 3.2 million (equivalent to USD 3.4 million), which, net of deferred tax, impacts Other Comprehensive Income by EUR 2.5 million (equivalent to USD 2.7 million).

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

Each subsidiary is responsible for managing and analyzing credit risk of its trade receivables, for each of their new customers before standard payment and delivery terms and conditions are offered. There is no significant concentration of credit risk from customers.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

The policy implemented by the Group consists in performing a case by case analysis, identifying those receivables and contract assets with no reasonable expectation of recovery or with particular situations, that are impaired according to each circumstances. For all other receivables and contract assets, the expected loss rate consists in stratifying trade receivables and contract assets into categories based on overdue days. The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2024 or 1 January 2024 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect historical experience of losses on trade receivables, current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due.

The provision for loss allowance as of December 31, 2024 and December 31, 2023 was determined as follows for both trade receivables and contract assets:

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2024
Trade receivables - gross carrying amount	178,580	102,563	28,727	11,050	5,818	6,854	23,568
Contract assets - gross carrying amount	45	45	—	—	—	—	—
Expected loss rate (*)		1%	1%	3%	9%	19%	76%
Provision for loss allowance	(21,061)	(687)	(361)	(375)	(532)	(1,273)	(17,833)
Net value	157,564	101,921	28,366	10,675	5,286	5,581	5,735

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2023
Trade receivables - gross carrying amount	148,329	86,066	23,685	9,783	2,274	4,617	21,904
Contract assets - gross carrying amount	1,488	1,488	—	—	—	—	—
Expected loss rate (*)		2%	1%	5%	13%	25%	86%
Provision for loss allowance	(22,368)	(1,466)	(230)	(449)	(298)	(1,150)	(18,775)
Net value	127,449	86,088	23,455	9,334	1,976	3,467	3,129

(*)  Average expected loss rate. As of December 2024 and 2023, includes effect of the impact of the provisions risen from the case by case analysis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(ii)	Credit risk (Cont.)

Trade receivables and contract assets (Cont.)

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a significant period when past due.

The closing loss allowances for trade receivables and contract assets as of December 31, 2024 and 2023 reconcile to the opening loss allowances as follows:

	2024	2023
Balance at January 1,	(22,368)	(29,718)
Bad debts of the year	(8,215)	(4,735)
Recoveries	4,321	3,331
Write off	2,856	2,717
Translation differences and inflation adjustment	2,345	6,037
Balance at December 31,	(21,061)	(22,368)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets (see Note 7):

	2024	2023	2022
Impairment losses
- movement in provision for impairment	(8,883)	(4,985)	(13,443)
- recovery of previous impairment losses	4,440	3,439	18,203
Net impairment losses on financial assets	(4,443)	(1,546)	4,760

(iii)	Liquidity risk

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3     Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(iii)	Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents) were 10.52% of total assets at the end of 2024 compared to 10.44% at the end of 2023. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

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

	At December 31,
	2024	2023
Borrowings	1,158,071	1,333,237
Less: Cash and cash equivalents	(439,847)	(369,848)
Net debt	718,224	963,389
Equity	1,517,960	803,909

Net debt to equity ratio	47%	120%

(v)	Argentina economical context

CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as consequence of political and economic uncertainties, both in national and international environments.

On December 10, 2023, a new government took office in Argentina, setting as one of its key objectives the establishment of a new economic framework. To achieve this, it proposed a broad reform of laws and regulations. On December 13, 2023, the Argentine peso experienced a sharp drop with an ARS/USD rate devalued by more than 300% at year-end while annual inflation reached 211% in 2023.

Throughout the 2024 fiscal year, Argentina’s economic and regulatory context was shaped by significant macroeconomic adjustments, market deregulation, and changes to the foreign exchange restriction framework, all of which had a substantial impact on economic activity.

As part of its economic stabilization program, the government pursued a policy of sharp reductions in public spending, aiming to achieve a primary fiscal balance.

Subsidies for energy, gas, and public transportation tariffs were either eliminated or reduced, leading to significant cost increases for these services. Additionally, a hiring freeze was imposed, and the size of the state structure was reduced, including budget cuts for public agencies. The pension system was also reformed, modifying the criteria for adjusting retirement benefits, among other measures. While these policies contributed to deficit reduction, they also had a contractionary impact on economic activity, affecting consumption and investment across various sectors.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3     Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(v)	Argentina economical context (Cont.)

In terms of foreign exchange restrictions, throughout 2024, the BCRA gradually liberalized access to the MULC to facilitate foreign trade operations and normalize currency flows. The requirement for BCRA approval to access the MULC in certain commercial transactions was eliminated, new financing schemes for importing essential goods were introduced, and access to U.S. dollars for the payment of pre-existing commercial debts was eased. Despite these measures, certain restrictions persist in strategic sectors, and access to the MULC remains subject to regulations for specific transactions.

Argentina experienced a notable reduction in its country risk, driven primarily by the implementation of fiscal austerity policies, structural reforms that bolstered investor confidence, debt renegotiations, and agreements with the International Monetary Fund. These factors contributed to greater financial market stability, an appreciation of sovereign bonds, and enhanced exchange rate stability, reinforcing market confidence and reduction of inflation from very high levels.

As of the issuance date of these Consolidated Financial Statements, the stabilization process remains ongoing. At this time, it is not possible to predict its future evolution or any new measures that may be announced. Considering this situation, the Company continues to assess the evolution of the above-mentioned variables and any other factors, in order to define its course of action and identify the currently unforeseeable potential effects that they could have on its business and performance.

(vi)	Ecuador political context

In 2024, Ecuador faced significant challenges related to the security crisis, implementing important actions to address this situation, including an increase in the VAT rate from 12% to 15%, an increase in the Foreign Exchange Exit Tax (ISD) from 3.5% to 5%, the reduction and targeting of subsidies, the establishment of a special contribution, among other measures.

Even though CAAP’s Ecuadorian subsidiaries performance have not been significantly impacted, the Company continues to assess the evolution of the above-mentioned context, in order to define its course of action and identify the currently unforeseeable potential effects that they could have on its business and performance.

(vii)	Armenia geopolitical context

Armenia’s business environment faces challenges due to geopolitical tensions, particularly ongoing aggression from Azerbaijan, and regional instability. Despite these challenges, businesses are diversifying supply chains and exploring new markets, while the government’s reform efforts provide a path for long-term stability.

Even though AIA’s performance has shown a significant increase of its operations during 2023 which have remained stable during 2024, the Company continues to assess the evolution of the above-mentioned context.

B     Financial instruments by category

	Assets at fair value	Assets at amortized
December 31, 2024	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	—	157,564	157,564
Other receivables	—	73,542	73,542
Other financial assets (*)	7,366	167,541	174,907
Cash and cash equivalents	—	439,847	439,847
Total	7,366	838,494	845,860

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

B      Financial instruments by category (Cont.)

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	—	1,158,071	1,158,071
Leases liabilities	—	10,717	10,717
Derivative financial liabilities (**)	3,351	—	3,351
Trade payables and other liabilities	—	897,157	897,157
Total	3,351	2,065,945	2,069,296

	Assets at fair value	Assets at amortized
December 31, 2023	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	—	127,449	127,449
Other receivables	—	154,583	154,583
Other financial assets (*)	10,863	144,232	155,095
Derivative financial assets	69	—	69
Cash and cash equivalents	—	369,848	369,848
Total	10,932	796,112	807,044

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	—	1,333,237	1,333,237
Leases liabilities	—	13,981	13,981
Derivative financial liabilities (**)	—	—	—
Trade payables and other liabilities	—	1,062,621	1,062,621
Total	—	2,409,839	2,409,839

(*)   Other financial assets measured at fair value are Level 1 hierarchy. The book value of these assets represents its fair value.

(**) Derivative financial liabilities measured at fair value are valuated through calculations under Level 2 hierarchy.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

C     Fair value hierarchy (Cont.)

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

4     Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information

							Total reportable	Intrasegment
	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	segment	Adjustments	Unallocated	Total
Year ended December 31, 2024
Aeronautical revenue (*)	512,153	40,809	81,033	90,534	81,438	70,762	876,729	—	—	876,729
Non-aeronautical revenue (*)
Commercial revenue	376,187	68,817	75,137	150,453	28,748	47,208	746,550	(11,893)	4,031	738,688
Construction service revenue	155,641	1,498	37,903	11,840	75	16,404	223,361	—	—	223,361
Other revenue	—	—	16	—	—	4,413	4,429	(4,125)	4,185	4,489
Revenue	1,043,981	111,124	194,089	252,827	110,261	138,787	1,851,069	(16,018)	8,216	1,843,267
Salaries and social security contributions	(184,764)	(22,456)	(27,311)	(21,120)	(12,763)	(28,367)	(296,781)	—	(1,147)	(297,928)
Concession fees	(130,156)	(21,947)	(21,672)	—	(36,580)	(8,313)	(218,668)	8,067	—	(210,601)
Construction service cost	(155,375)	(1,498)	(37,903)	(11,495)	(75)	(10,488)	(216,834)	—	—	(216,834)
Maintenance expense	(132,313)	(5,594)	(16,034)	(6,010)	(4,749)	(8,486)	(173,186)	4	(19)	(173,201)
Amortization and depreciation	(110,829)	(11,190)	(9,553)	(21,347)	(7,092)	(10,563)	(170,574)	—	(11,897)	(182,471)
Cost of fuel	—	(267)	(3,519)	(94,922)	—	—	(98,708)	19	—	(98,689)
Other operational expenditures	(123,586)	(19,502)	(23,440)	(15,948)	(22,388)	(39,923)	(244,787)	7,928	(18,858)	(255,717)
Operational expenditure	(837,023)	(82,454)	(139,432)	(170,842)	(83,647)	(106,140)	(1,419,538)	16,018	(31,921)	(1,435,441)
Other operating income	22,705	22,110	23	336	64	1,041	46,279	—	111	46,390
Other operating expenses	(5,233)	(447)	(265)	(991)	(27)	—	(6,963)	—	—	(6,963)
Operating income / (loss)	224,430	50,333	54,415	81,330	26,651	33,688	470,847	—	(23,594)	447,253
Share of income / (loss) in associates	(1)	—	—	—	—	12	11	—	(1,007)	(996)
Amortization and depreciation	110,829	11,190	9,553	21,347	7,092	10,563	170,574	—	11,897	182,471
Adjusted Ebitda	335,258	61,523	63,968	102,677	33,743	44,263	641,432	—	(12,704)	628,728
Construction services revenue	(155,641)	(1,498)	(37,903)	(11,840)	(75)	(16,404)	(223,361)	—	—	(223,361)
Construction services cost	155,375	1,498	37,903	11,495	75	10,488	216,834	—	—	216,834
Adjusted Ebitda excluding Construction Services	334,992	61,523	63,968	102,332	33,743	38,347	634,905	—	(12,704)	622,201
Construction services revenue	155,641	1,498	37,903	11,840	75	16,404	223,361	—	—	223,361
Construction services cost	(155,375)	(1,498)	(37,903)	(11,495)	(75)	(10,488)	(216,834)	—	—	(216,834)
Adjusted Ebitda	335,258	61,523	63,968	102,677	33,743	44,263	641,432	—	(12,704)	628,728
Financial income										71,430
Financial loss										110,305
Inflation adjustment										(21,260)
Amortization and depreciation										(182,471)
Income before income tax										606,732
Income tax										(298,820)
Net income for the year										307,912

Current assets	242,657	66,824	42,502	70,306	64,789	54,069	541,147	(92,626)	316,993	765,514
Non-current assets	1,999,467	461,164	227,452	185,355	47,605	253,599	3,174,642	(47,044)	288,338	3,415,936
Capital Expenditure	155,747	2,610	36,479	17,514	4,164	19,170	235,684	—	28	235,712
Current liabilities	253,577	181,138	30,102	17,211	54,374	65,191	601,593	(92,626)	94,763	603,730
Non-current liabilities	846,196	704,842	62,821	—	4,282	124,224	1,742,365	(47,044)	364,439	2,059,760

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information (Cont.)

							Total reportable	Intrasegment
	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	segment	Adjustments	Unallocated	Total
Year ended December 31, 2023
Aeronautical revenue (*)	296,393	45,656	65,428	88,519	78,336	70,121	644,453	—	—	644,453
Non-aeronautical revenue (*)							—
Commercial revenue	251,274	64,838	68,077	160,355	26,871	39,908	611,323	(11,598)	3,926	603,651
Construction service revenue	93,014	151	31,705	3,630	21	16,201	144,722	—	—	144,722
Other revenue	—	—	20	—	—	7,192	7,212	(3,997)	3,997	7,212
Revenue	640,681	110,645	165,230	252,504	105,228	133,422	1,407,710	(15,595)	7,923	1,400,038
Salaries and social security contributions	(109,260)	(24,592)	(25,221)	(18,988)	(12,276)	(27,554)	(217,891)	—	(1,067)	(218,958)
Concession fees	(79,930)	(22,551)	(18,748)	—	(35,122)	(7,630)	(163,981)	7,736	—	(156,245)
Construction service cost	(92,899)	(151)	(31,705)	(3,524)	(21)	(9,971)	(138,271)	—	—	(138,271)
Maintenance expense	(66,423)	(7,359)	(14,878)	(5,757)	(5,675)	(7,657)	(107,749)	19	(19)	(107,749)
Amortization and depreciation	(60,534)	(12,035)	(8,154)	(19,638)	(6,688)	(10,695)	(117,744)	—	(12,238)	(129,982)
Cost of fuel	—	(356)	(3,740)	(109,242)	—	—	(113,338)	271	—	(113,067)
Other operational expenditures	(66,197)	(23,324)	(20,515)	(14,653)	(20,330)	(41,281)	(186,300)	7,569	(10,343)	(189,074)
Operational expenditure	(475,243)	(90,368)	(122,961)	(171,802)	(80,112)	(104,788)	(1,045,274)	15,595	(23,667)	(1,053,346)
Impairment loss of non-financial assets (**)	—	103,764	—	—	—	(926)	102,838	—	—	102,838
Other operating income (**)	13,426	82,793	60	361	240	710	97,590	—	2,970	100,560
Other operating expenses	(7,344)	(542)	(506)	(1,021)	(38)	—	(9,451)	—	(2)	(9,453)
Operating income / (loss)	171,520	206,292	41,823	80,042	25,318	28,418	553,413	—	(12,776)	540,637
Share of income / (loss) in associates	(5)	—	—	—	—	14	9	—	7,099	7,108
Amortization and depreciation	60,534	12,035	8,154	19,638	6,688	10,695	117,744	—	12,238	129,982
Adjusted Ebitda	232,049	218,327	49,977	99,680	32,006	39,127	671,166	—	6,561	677,727
Construction services revenue	(93,014)	(151)	(31,705)	(3,630)	(21)	(16,201)	(144,722)	—	—	(144,722)
Construction services cost	92,898	151	31,705	3,524	21	9,972	138,271	—	—	138,271
Adjusted Ebitda excluding Construction Services	231,933	218,327	49,977	99,574	32,006	32,898	664,715	—	6,561	671,276
Construction services revenue	93,014	151	31,705	3,630	21	16,201	144,722	—	—	144,722
Construction services cost	(92,898)	(151)	(31,705)	(3,524)	(21)	(9,972)	(138,271)	—	—	(138,271)
Adjusted Ebitda	232,049	218,327	49,977	99,680	32,006	39,127	671,166	—	6,561	677,727
Financial income										101,598
Financial loss										(406,570)
Inflation adjustment										(40,547)
Amortization and depreciation										(129,982)
Income before income tax										202,226
Income tax										24,241
Net income for the year										226,467

Current assets	183,795	188,160	49,871	91,159	59,737	68,197	640,919	(85,454)	194,445	749,910
Non-current assets	1,170,392	667,193	197,529	154,754	53,782	267,568	2,511,218	(768)	281,616	2,792,066
Capital Expenditure	93,326	1,727	38,725	7,073	3,267	17,504	161,622	—	—	161,622
Current liabilities	127,079	221,843	29,968	34,076	54,106	139,248	606,320	(85,454)	165,062	685,928
Non-current liabilities	673,245	907,835	62,073	—	7,329	78,834	1,729,316	(768)	323,591	2,052,139

(*) Mainly includes revenues recognized over time, see Note 5.

(**) The Brazilian segment includes the impact of the compensation received regarding the Natal airport, see Note 26.b.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information (Cont.)

							Total reportable	Intrasegment
	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	segment	Adjustments	Unallocated	Total
Year ended December 31, 2022
Aeronautical revenue (*)	330,288	36,610	43,450	60,662	68,370	70,371	609,751	—	—	609,751
Non-aeronautical revenue (*)
Commercial revenue	308,346	52,700	56,171	145,059	25,060	32,449	619,785	(10,652)	3,412	612,545
Construction service revenue	124,210	—	13,169	1,819	2,769	7,829	149,796	—	—	149,796
Other revenue	—	—	13	—	—	6,558	6,571	(1,737)	1,737	6,571
Revenue	762,844	89,310	112,803	207,540	96,199	117,207	1,385,903	(12,389)	5,149	1,378,663
Salaries and social security contributions	(129,366)	(23,409)	(20,385)	(13,826)	(10,106)	(40,075)	(237,167)	—	(1,034)	(238,201)
Concession fees	(93,772)	(20,213)	(14,891)	—	(30,985)	(5,983)	(165,844)	7,336	—	(158,508)
Construction service cost	(124,016)	—	(13,169)	(1,767)	(2,769)	(6,134)	(147,855)	—	—	(147,855)
Maintenance expense	(76,022)	(5,653)	(10,932)	(4,992)	(3,992)	(7,757)	(109,348)	1	(19)	(109,366)
Amortization and depreciation	(87,363)	(11,228)	(7,381)	(17,650)	(6,434)	(11,122)	(141,178)	—	(11,953)	(153,131)
Cost of fuel	—	(358)	(1,372)	(105,440)	—	—	(107,170)	—	—	(107,170)
Other operational expenditures	(72,402)	(23,418)	(16,398)	(12,049)	(19,365)	(40,517)	(184,149)	5,052	(11,005)	(190,102)
Operational expenditure	(582,941)	(84,279)	(84,528)	(155,724)	(73,651)	(111,588)	(1,092,711)	12,389	(24,011)	(1,104,333)
Impairment loss of non-financial assets	—	—	—	—	—	(111)	(111)	—	—	(111)
Other operating income	15,859	16,254	159	175	91	4,796	37,334	—	6	37,340
Other operating expenses	(5,232)	(424)	(478)	(769)	(77)	—	(6,980)	—	(4)	(6,984)
Operating (loss) / income	190,530	20,861	27,956	51,222	22,562	10,304	323,435	—	(18,860)	304,575
Share of income / (loss) in associates	(24)	—	—	—	—	(257)	(281)	—	(689)	(970)
Amortization and depreciation	87,363	11,228	7,381	17,650	6,434	11,122	141,178	—	11,953	153,131
Adjusted Ebitda	277,869	32,089	35,337	68,872	28,996	21,169	464,332	—	(7,596)	456,736
Construction services revenue	(124,210)	—	(13,169)	(1,819)	(2,769)	(7,829)	(149,796)	—	—	(149,796)
Construction services cost	124,018	—	13,169	1,766	2,769	6,133	147,855	—	—	147,855
Adjusted Ebitda excluding Construction Services	277,677	32,089	35,337	68,819	28,996	19,473	462,391	—	(7,596)	454,795
Construction services revenue	124,210	—	13,169	1,819	2,769	7,829	149,796	—	—	149,796
Construction services cost	(124,018)	—	(13,169)	(1,766)	(2,769)	(6,133)	(147,855)	—	—	(147,855)
Adjusted Ebitda	277,869	32,089	35,337	68,872	28,996	21,169	464,332	—	(7,596)	456,736
Financial income										63,859
Financial loss										(196,405)
Inflation adjustment										19,459
Amortization and depreciation										(153,131)
Income before income tax										190,518
Income tax										(24,883)
Net income for the year										165,635

(*) Mainly includes revenues recognized over time, see Note 5.

5     Revenue

	2024	2023	2022
Aeronautical revenue	876,729	644,453	609,751
Non aeronautical revenue
Commercial revenue	738,688	603,651	612,545
Construction service revenue	223,361	144,722	149,796
Other revenue	4,489	7,212	6,571
Revenue	1,843,267	1,400,038	1,378,663

Timing of revenue recognition
Over time	1,446,616	1,039,699	1,035,506
At a point in time	104,526	119,730	114,826
Revenues accounted for under IFRS 16	292,125	240,609	228,331
Revenue	1,843,267	1,400,038	1,378,663

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

6       Cost of services

	2024	2023	2022
Salaries and social security contributions (*)	(251,805)	(185,920)	(205,891)
Construction services cost	(216,834)	(138,271)	(147,855)
Concession fees (**)	(210,601)	(156,245)	(158,508)
Amortization and depreciation (***)	(175,118)	(123,679)	(145,794)
Maintenance expenses	(170,722)	(105,619)	(107,474)
Cost of fuel	(98,689)	(113,067)	(107,170)
Services and fees	(69,894)	(56,642)	(56,834)
Office expenses	(16,034)	(9,744)	(10,753)
Taxes	(5,409)	(2,355)	(3,502)
Provision for maintenance costs	(4,582)	(4,364)	(3,450)
Others	(17,645)	(18,771)	(15,747)
	(1,237,333)	(914,677)	(962,978)

(*) At the year-end, the number of employees was 6.1 thousand in 2024, 2023 and 2022.

(**) Includes depreciation for fixed concession assets fees, as shown in Note 12, of USD 19,936 for the year ended December 31, 2024 (USD 20,715 and USD 18,764 for the year ended December 31, 2023 and 2022 respectively).

(***) Includes depreciation of leases of USD 2,572 for the year ended December 31, 2024 (USD 2,464 and USD 3,676 for the year ended December 31, 2023 and 2022 respectively).

7     Selling, general and administrative expenses

	2024	2023	2022
Taxes (*)	(63,389)	(37,013)	(45,250)
Salaries and social security contributions	(46,123)	(33,038)	(32,310)
Services and fees	(45,313)	(39,691)	(44,836)
Office expenses	(8,827)	(4,870)	(3,685)
Amortization and depreciation (**)	(7,353)	(6,303)	(7,337)
Advertising	(6,499)	(1,547)	(1,652)
Insurance	(2,669)	(2,810)	(2,359)
Maintenance expenses	(2,479)	(2,130)	(1,892)
Bad debts	(8,883)	(4,985)	(13,443)
Bad debts recovery	4,440	3,439	18,203
Other	(11,013)	(9,721)	(6,794)
	(198,108)	(138,669)	(141,355)

(*) Mainly included taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(**) Includes depreciation of leases of USD 776 for the year ended December 31, 2024 (USD 739 and USD 901 for the year ended December 31, 2023 and 2022 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating income

	2024	2023	2022
Government grants (1)	21,686	13,313	15,621
Government subsidies per Covid-19 context (2)	16,394	21,511	14,133
Compensation for concession (3)	—	62,677	—
Other	8,310	3,059	7,586
	46,390	100,560	37,340

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

(2)   Mainly corresponds to the following government subsidies to support airports in the context of Covid-19 pandemic for the year ended December 31, 2024, 2023 and 2022:

◾	Re-equilibrium of concession agreements due to force majeure or fortuitous case events in Brazilian airports for a total amount of USD 16,315 USD 17,785 and USD 13,639 net of tax in 2024, 2023 and 2022 respectively.

Due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of “force majeure” or “fortuitous event” concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, the Agência Nacional de Aviação Civil (“the Brazilian ANAC”) determined that the compensation owing to the operators should be based on their projected operational result in the scenario without pandemic.

However, in 2024, there was a significant change in the methodology to determine the economic-financial re-equilibrium.

The previous methodology was based on the difference between the estimated operational cash flow (pre-Covid-19 scenario) and the actual cash flow (post-Covid-19 scenario), calculated based on EBITDA.

The new methodology focuses on the difference in the number of passengers processed at the airport between the pre- and post-Covid-19 scenarios. The re-equilibrium is calculated based on the EBITDA of the factual scenario, considering some adjustments required by ANAC. Then, this “EBITDA/Pax” indicator is then multiplied by the observed difference in passenger numbers, resulting in the rebalancing amount. This change has brought simplification and greater predictability to the re-equilibrium calculation, with an amendment ensuring its continuity for the coming years until the actual demand reaches the demand projected by ANAC for the pre-COVID scenario of the year 2023.

The compensatory amounts for the years 2024, 2023 and 2022 with respect of Brasilia airport were estimated at USD 16,315 USD 15,264 and USD 11,754 net of tax respectively, and the measure of this reconstitution is through the offset of the concession fee payable, see amount compensated in Note 23.

The compensatory amounts for the years 2023 and 2022 for Natal airport were estimated at USD 2,521 and USD 1,885 net of tax respectively, which was received through the offset of the monthly contribution and the readjustment of aeronautical tariffs until December 31, 2023, date on which the pending amount was included in the indemnification received from the Brazilian Government as part of the re-bidding process (Note 26.b).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating income (Cont.)

During 2024, the final compensatory amount for the year 2023 for the Brasilia and Natal airports was determined, resulting, net of tax, in a decrease of USD 139 and an increase of USD 218, respectively compared to the amount that had initially been estimated and recognized as an Other operating income as of December 31, 2023.

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

◾ In June 2022, the final amount referring to the compensation granted to TA in 2021 was determined, resulting in a reversal of approximately EUR 339 thousand (equivalent to USD 362).

There are no unfulfilled conditions or other contingencies attached to these grants.

(3)   Corresponds to the indemnification regarding the concession of the Natal Airport as detailed in Note 26.b for a total amount of USD 62.7 that comprises a net gain for the compensation of the assets offset by liabilities of the concession.

9       Financial results, net

	2024	2023	2022
Interest income	56,368	52,680	43,919
Foreign exchange results	2,531	39,772	10,658
Other financial income (1)	12,531	9,146	9,282
Financial income	71,430	101,598	63,859

Interest expense	(107,464)	(95,185)	(164,288)
Foreign exchange results (2)	314,505	(203,798)	79,945
Changes in liability for concessions (3)	(87,556)	(98,480)	(101,488)
Other financial loss (4)	(9,180)	(9,107)	(10,574)
Financial loss	110,305	(406,570)	(196,405)

Inflation adjustment	(21,260)	(40,547)	19,459
Inflation adjustment	(21,260)	(40,547)	19,459
Financial results, net	160,475	(345,519)	(113,087)

(1) Mainly includes gains from other financial assets for a total amount of USD 9,464 for the year ended December 31, 2024 (USD 5,021 and USD 5,695 for the year ended December 31, 2023 and 2022, respectively).

(2) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency loans in AA2000.

(3) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

(4)  Includes leases financial cost, see Note 14(ii).

10       Share of results in associates

	2024	2023	2022
Share of (loss) / income in associates (Note 15)	(996)	7,108	(970)
	(996)	7,108	(970)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax

	2024	2023	2022
Current income tax	(35,200)	(38,456)	(20,468)
Deferred income tax	(263,620)	62,697	(4,415)
	(298,820)	24,241	(24,883)

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2024	2023	2022
Income / (loss) for the year before income tax	606,732	202,226	190,518
Tax calculated at the tax rate in each country	(212,374)	(59,160)	(57,275)
Adjustments
Non-taxable income(6)	34,130	57,519	17,624
Expenses related to non-taxable income	(12,689)	(8,871)	(19,005)
Non-deductible expenses	(11,221)	(3,581)	(14,402)
Effect of tax inflation adjustment (1)	(167,973)	(114,289)	(123,956)
Effect of inflation adjustment	(80,365)	(53,895)	10,253
Effect of asset revaluation for tax purposes (2)	118,242	119,483	141,030
Inflation adjustment for tax purposes of tax losses (3)	76,622	81,273	57,322
Unrecognized deferred taxes (4)	(49,631)	(11,427)	(43,861)
Investment project exonerations (5)	12,737	12,552	6,095
Other	(6,298)	4,637	1,292
Income tax	(298,820)	24,241	(24,883)

(1)In order to determine the net taxable income of CAAP’s Argentine subsidiaries at the end of each year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of USD 167,973 as of December 31, 2024 (USD 114,289 and USD 123,956 as of December 31, 2023 and 2022 respectively), due to the fact that as of December 31, 2024, 2023 and 2022 the accumulated price index variation for the last 36 months has already exceeded 100%. Likewise, the income tax law allowed the deferral of the charge generated until 2020 by the tax inflation adjustment in six consecutive years. For 2024 the tax inflation adjustment is applicable as the accumulated inflation of the last three years is greater than 100%, and the adjustment resulting from this procedure was recognized as a current tax of the year. As consequence, as of December 31, 2024, USD 167,973 (USD 114,289 and USD 123,956 as of December 31, 2023 and 2022 respectively) was recognized as a reduction of current tax losses in deferred tax.

(2)Corresponds to the asset revaluation for tax purpose included in Law No. 27.430 of Argentina. As of March 29, 2019, AA2000 start exercising the option of the asset revaluation for tax purpose.

(3)On May 23, 2022, AA2000 filed tax returns for year 2021, reporting tax losses from previous years in accordance with the mechanism provided by the tax laws in Argentina. As of December 31, 2024, the taxable base of the historical tax carryforward losses (excluding the result of the current fiscal year) amounts to ARS 75,345 million, equivalent to USD 73.0 million, (ARS 38,585 million, equivalent to USD 47.7 million, as of December 31, 2023) and adjusted by inflation to ARS 138,781 million, equivalent to USD 134.5 million, (ARS 255,660 million, equivalent to USD 316.2 million, as of December 31, 2023). AA2000 also made a filing before AFIP, under tax secrecy protection provided by law, in order to preserve its rights in a transparency framework. AA2000’s management, with the assistance of its legal and tax advisors, believe that the arguments raised before AFIP are closely related to those considered by the court in similar procedures, and therefore, it has solid arguments to support the applied criteria.

(4)Mainly temporary differences for which no deferred income tax has been recognized from Brazilian concessions. Additionally, as of December 31, 2022 and December 31, 2024, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 14.8 million and USD 35.8 million, respectively, were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax (Cont.)

(5)On November 9, 2022, PDS was granted by Government of Uruguay tax exemptions related to investments to be made in connection with the development and expansion of new airports (Note 26.b) and the rest of the capex program of PDS managed by CAAP until the expiry of the concession in 2053. The exemptions include VAT and customs duties otherwise applied to construction costs as well as exemptions of income tax for a 25 year period, starting in 2022.

(6)As of December 31, 2023 includes USD 35.3 million related to the reversal of the impairment of intangible assets of ICASGA (see Note 12).

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules (the Global Anti-Base Erosion Proposal, or ‘GloBE’ rules). The Pillar Two legislation implementing the GloBE rules was enacted in 2023 notably in Luxembourg, the jurisdiction of the Company, and in certain other jurisdictions where it operates. The Pillar Two legislation came into effect as from fiscal years starting on or after 31 December 2023. The Group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

With the information currently available, and in light of the assessment carried out, the Company has not identified a material impact of the Pillar Two legislation on the Company’s tax liability.

This is based on the fact that for fiscal year 2024 it has been concluded that no Qualified Domestic Minimum Top-up Tax (“QDMTT”) will be due in Luxembourg and, even if so, the Company will not be the designated paying entity.

In addition, the entity liable for any resulting GloBE top-up tax to be paid in relation to any jurisdiction other than Luxembourg, when and if the case, is the ultimate parent entity of the multinational group the Company belongs to, rather than the Company itself.

Finally, for the first three years of operation, transitional exemptions (i.e. the so-called transitional safe harbours) operate on a jurisdiction-by-jurisdiction basis to remove the need to prepare full calculations, while the top-up tax due in respect of a given jurisdiction is deemed to be zero, should one of the three foreseen tests be met. The Company has analyzed these exemptions and concluded that very few jurisdictions may be failing to meet the exemptions, but no material GloBE top-up tax is expected to arise. The Group continues to assess its exposure to the Pillar Two legislation.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net

			Patent, intellectual
			property rights and
	Concession Assets	Goodwill	others	Total
Cost
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	219,322	—	1,435	220,757
Impairment reversal	—	—	—	—
Disposals	(434)	—	(484)	(918)
Other	2,941	—	—	2,941
Transfer	(1,245)	—	—	(1,245)
Transfer from property plant and equipment	16	—	—	16
Translation differences and inflation adjustment	1,028,272	(505)	(1,769)	1,025,998
Balances at December 31, 2024	5,402,300	8,788	23,843	5,434,931
Balances at January 1, 2023	4,749,233	9,003	22,658	4,780,894
Acquisitions	150,616	—	1,221	151,837
Impairment reversal (*)	102,838	—	—	102,838
Disposals (**)	(139,218)	—	(88)	(139,306)
Other	236	—	—	236
Transfer	(2,000)	—	—	(2,000)
Transfer from property plant and equipment	1,156	—	—	1,156
Translation differences and inflation adjustment	(709,433)	290	870	(708,273)
Balances at December 31, 2023	4,153,428	9,293	24,661	4,187,382
Depreciation
Accumulated at January 1, 2024	1,645,013	—	21,404	1,666,417
Depreciation of the year	188,465	—	822	189,287
Disposals	(31)	—	(284)	(315)
Transfer from property plant and equipment	5	—	—	5
Translation differences and inflation adjustment	425,542	—	(1,453)	424,089
Accumulated at December 31, 2024	2,258,994	—	20,489	2,279,483
Accumulated at January 1, 2023	1,800,871	—	20,021	1,820,892
Depreciation of the year	138,620	—	650	139,270
Disposals (**)	(13,554)	—	(17)	(13,571)
Translation differences and inflation adjustment	(280,924)	—	750	(280,174)
Accumulated at December 31, 2023	1,645,013	—	21,404	1,666,417
Net balances at December 31, 2024	3,143,306	8,788	3,354	3,155,448
Net balances at December 31, 2023	2,508,415	9,293	3,257	2,520,965

(*) Mainly includes a reversal of impairment of intangible assets recognized in previous periods due to the compensation received by ICASGA as part of the re-bidding process detailed in Note 26.b, for an amount of USD 103.8 million.

(**) Mainly includes the disposal of the intangible assets regarding ICASGA’s concession, see Note 26.b.

Due to the good performance witnessed during 2024 across all countries, the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian CGU (covering concession assets with a carrying value of USD 509.2 million as of December 31, 2024) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net (Cont.)

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination. As of December 31, 2024 and 2023, the recoverable amount of aforementioned CGU’s exceeded their respective carrying amount.

13       Property, plant and equipment, net

	Land,	Plant and	Vehicles,
	building and	production	furniture and	Works in
	improvements	Equipment	fixtures	progress	Others	Total
Cost
Balances at January 1, 2024	59,361	54,229	70,385	482	23,531	207,988
Acquisitions	110	3,343	10,459	736	307	14,955
Disposals	—	(41)	(1,941)	—	(2)	(1,984)
Transfers	11	—	—	(11)	—	—
Transfers to intangible	—	(4)	(12)	—	—	(16)
Translation differences and inflation adjustment	(1,647)	(1,900)	2,463	(17)	(1,373)	(2,474)
Balances at December 31, 2024	57,835	55,627	81,354	1,190	22,463	218,469
Balances at January 1, 2023	56,644	51,920	68,597	1,055	22,521	200,737
Acquisitions	40	2,209	5,405	1,556	575	9,785
Disposals	—	(38)	(469)	—	(387)	(894)
Transfers	1,886	57	—	(1,981)	38	—
Transfers to intangible	—	(1,002)	—	(154)	—	(1,156)
Translation differences and inflation adjustment	791	1,083	(3,148)	6	784	(484)
Balances at December 31, 2023	59,361	54,229	70,385	482	23,531	207,988
Accumulated at January 1, 2024	16,342	41,867	53,574	—	21,286	133,069
Depreciation of the year	1,255	2,786	5,507	—	825	10,373
Disposals	—	(32)	(1,839)	—	(2)	(1,873)
Transfers	—	10	(10)	—	—	—
Transfers to intangible	—	—	(5)	—	—	(5)
Translation differences and inflation adjustment	82	(1,555)	1,838	—	(1,261)	(896)
Accumulated at December 31, 2024	17,679	43,076	59,065	—	20,848	140,668
Accumulated at January 1, 2023	15,324	38,163	52,491	—	20,017	125,995
Depreciation of the year	1,134	2,890	4,152	—	944	9,120
Disposals	—	(36)	(388)	—	(378)	(802)
Translation differences and inflation adjustment	(116)	850	(2,681)	—	703	(1,244)
Accumulated at December 31, 2023	16,342	41,867	53,574	—	21,286	133,069
Net balances at December 31, 2024	40,156	12,551	22,289	1,190	1,615	77,801
Net balances at December 31, 2023	43,019	12,362	16,811	482	2,245	74,919

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases

(i)	Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended December 31,
Right-of-use assets	2024	2023
Land, building and improvements	7,465	7,655
Plant and production equipment	1,685	2,246
Vehicles, furniture and fixtures	771	592
	9,921	10,493

Lease liabilities
Current	3,707	3,687
Non-current	7,010	10,294
	10,717	13,981

The evolution of right-of-use assets and lease liabilities during 2024 and 2023 are as follows:

Right-of-use assets	2024	2023
Balances at the beginning of the year	10,493	9,192
Additions	619	5,217
Contract modifications	(2)	(49)
Depreciation of the year	(3,348)	(3,203)
Translation differences and inflation adjustment	2,159	(664)
Balances at the end of the year	9,921	10,493

Lease liabilities	2024	2023
Balances at the beginning of the year	13,981	8,809
New contracts	619	5,336
Lease payments	(4,397)	(3,118)
Contract modifications	(2)	(49)
Leases financial cost	847	446
Translation differences and inflation adjustment	(331)	2,557
Balances at the end of the year	10,717	13,981

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2024	3,966	3,421	1,920	3,057	12,364
At December 31, 2023	3,822	3,883	4,879	4,052	16,636

The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(ii)	Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

	For the year ended December 31,
	2024	2023	2022
Depreciation charge of right-of-use assets
Land, building and improvements	(2,817)	(2,730)	(3,966)
Plant and production equipment	(219)	(198)	(179)
Vehicles, furniture and fixtures	(312)	(275)	(432)
	(3,348)	(3,203)	(4,577)

Financial expenses (Leases financial cost)	(847)	(446)	(605)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(771)	(865)	(412)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(351)	(326)	(300)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(762)	(1,855)	(1,330)

(iii)	Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passenger traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the Group with such variable lease contracts would increase total lease payments by approximately USD 76.2 as of December 31, 2024 (USD 185.5 and 133.0 as of December 31, 2023 and 2022 respectively).

(iv)	The Group as a lessor

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

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passenger traffic, correspond, as December 31, 2024, to a 46% of total revenues of leases and sub-concession of spaces (42% and 48% as of December 31, 2023 and 2022 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(iv)	The group as a lessor (Cont.)

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

	At December 31,
	2024	2023	2022
Within 1 year	105,455	109,314	99,142
Between 1 and 5 years	273,589	266,875	241,115
Later than 5 years	152,681	160,059	136,344
Total	531,725	536,248	476,601

15       Investments in associates

	For the year ended December 31,
	2024	2023
Balances at the beginning of the year	11,992	1,911
Share of (loss)/income in associates (Note 10)	(996)	7,108
Contributions	666	84
Acquisitions (1)	—	3,384
Others	65	(425)
Translation differences	19	(70)
Balances at the end of the year	11,746	11,992

(1) Consist of the consideration for the acquisition of Navinten S.A. (Note 28)

Breakdown of the share of (loss)/income in associates is as follows:

	2024	2023	2022
Sociedad Aeroportuaria Kuntur Wasi S.A.	(666)	(84)	(260)
Navinten S.A. (**)	(263)	7,292	—
Others	(67)	(100)	(710)
	(996)	7,108	(970)

Main Associates are as follows:

			Investment in associates
			Percentage of
			ownership at		For the year ended
		Country of	December 31,		December 31,
Company	Main activity	incorporation	2024	2023	2024	2023
Aeropuertos Ecológicos de Galápagos S.A. (*)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Navinten S.A. (**)	Duty free operation	Uruguay	49.00%	49.00%	10,001	10,264
Sociedad Aeroportuaria Kuntur Wasi S.A. (***)	Airport Operation	Perú	50.00%	47.90%	—	—
Others		—	—	—	745	728
					11,746	11,992

(*) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the Dirección General de Aviación Civil (“DGAC”), however, the Group maintains the operational management of such company and therefore has significant influence.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15       Investments in associates (Cont.)

(**) See Note 28 regarding the acquisition of Navinten S.A.

(***) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero; therefore, since then the investment has been maintained in zero.

16       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. The tax rate per country as of December 31, 2024 and 2023 is the following: Uruguay: 25%, Argentina: 35%, Italy: 29%, Armenia: 18%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 25%.

The evolution of deferred tax assets and liabilities during the years 2024 and 2023 are as follows:

Deferred tax liabilities

	Property, plant
	and equipment and	Tax inflation
	Intangibles Assets	adjustment	Other liabilities	Total
Balances at January 1, 2024	287,498	10,927	16,182	314,607
Increase/ (decrease) of deferred tax liabilities for the year	48,936	(18,132)	(8,350)	22,454
Translation differences and inflation adjustment	109,697	7,696	5,568	122,961
Balances at December 31, 2024	446,131	491	13,400	460,022
Balances at January 1, 2023	304,726	13,449	7,106	325,281
Increase/(decrease) of deferred tax liabilities for the year	37,230	1,822	8,943	47,995
Translation differences and inflation adjustment	(54,458)	(4,344)	133	(58,669)
Balances at December 31, 2023	287,498	10,927	16,182	314,607

Deferred tax assets

		Tax loss	Property, plant and
	Provisions and	carry	equipment and
	allowances	forwards	Intangibles Assets	Other	Total
Balances at January 1, 2024	23,807	205,376	813	10,008	240,004
(Decrease) / increase of deferred tax assets for the year	(8,152)	(230,917)	(139)	(1,958)	(241,166)
Other (*)	—	(6,887)	—	820	(6,067)
Translation differences and inflation adjustment	5,678	91,252	9	315	97,254
Balances at December 31, 2024	21,333	58,824	683	9,185	90,025
Balances at January 1, 2023	26,266	112,775	989	7,675	147,705
(Decrease) / increase of deferred tax assets for the year	1,786	105,839	(164)	3,231	110,692
Translation differences and inflation adjustment	(4,245)	(13,238)	(12)	(898)	(18,393)
Balances at December 31, 2023	23,807	205,376	813	10,008	240,004

(*) Mainly includes the application of tax loss carry forwards to tax prepayments made by BSB based on Law 14,740/23.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax (Cont.)

The Group does not recognize deferred tax assets for unused tax loss carryforward or unused tax credit if it is not probable that there will be sufficient future taxable profit against which the loss carryforward or credit can be utilized.

At December 31, 2024 an amount of USD 358.7 million (USD 362.7 million at December 31, 2023) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough taxable profit available to allow the benefit of part or all of that deferred tax asset to be utilized. Unused tax loss carryforwards do not expire although there are certain deduction limits, except for USD 88.4 million which expire between 2034 and 2041 as of December 31, 2024 (USD 87.1 million expire between 2034 and 2040 as of December 31, 2023).

At December 31, 2024, USD 9.5 million (USD 62.3 million at December 31, 2023) of the deferred tax asset relates to tax losses carryforward that do not expire, while the remaining USD 49.3 million (USD 143.1 million at December 31, 2023) expire as follows:

	For the year ended December 31,
Expiration date	2024	2023
December 31, 2025	—	73,344
December 31, 2026	2,028	1,095
December 31, 2027	—	38,320
December 31, 2028	47,070	30,384
December 31, 2030	269	—

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

	2024	2023
Deferred tax assets	13,372	62,712
Deferred tax liabilities	(383,369)	(137,315)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17       Other receivables

	At December 31,
	2024	2023
Non-Current
Tax credits	6,688	9,623
Trust funds (1)	42,162	22,627
Prepaid expenses	1,865	192
Other	7,746	10,198
	58,461	42,640
Current
Tax credits	26,498	13,646
Guarantee deposit (2)	7,000	35,809
Receivables from related parties (Note 27)	9,239	9,315
Prepaid expenses	6,122	4,662
Compensation receivable (3)	—	66,612
Other (4)	14,297	15,505
	63,156	145,549

(1) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee company and is not exposed, or have rights, to variable returns, as such does not consolidate the trustee company.

(2) As of December 31, 2023, includes the indemnification that ICAGSA received in cash from the Brazilian Government amounting the equivalent to USD 41.3 million (see Note 26.b). ICASGA was required to maintain the amount collected in a guarantee deposit account with BNDES. The cash cannot be withdrawn or used by ICASGA until the borrowings with BNDES are paid-off from that bank account, which occurred in January 2024 (see note 26.b). As a result, ICASGA borrowings with BNDES (USD 15.6 million as of December 31, 2023) have been presented net of the cash in guarantee deposits, as the requirements under IFRS were met.

(3) As of December 31, 2023, included the compensation receivable related to the Natal airport, which was collected on January 5 2025, as detailed in Note 26.b.

(4) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of TA for a total amount of USD 5,534 as of December 31, 2024 (USD 7,595 as of December 31, 2023).

The fair value of financial assets recorded under other receivables current approximates to its carrying amount. The fair value of financial assets recorded under other receivables non-current amounts to approximately USD 45.6 million at December 31, 2024 (USD 24.4 million as of December 31, 2023). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

18       Inventories

	At December 31,
Non- Current	2024	2023
Supplies	314	318
	314	318
Current
Supplies	4,725	4,881
Oil and byproducts	6,681	11,263
Others	4	4
	11,410	16,148

19       Trade receivables

	At December 31,
Non-Current	2024	2023
Accounts receivable	4,305	4,581
Trade receivables from related parties (Note 27)	—	741
Loss allowance (see Note 3A(ii))	(4,287)	(4,433)
	18	889
Current
Accounts receivable	169,162	138,586
Trade receivables from related parties (Note 27)	5,113	4,421
Contract assets	45	1,488
Loss allowance (see Note 3A(ii))	(16,774)	(17,935)
	157,546	126,560

Fair value of trade receivables approximates the carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20       Other financial assets

	At December 31,
	2024	2023
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	145	3,690
Other	4,092	2,289
	4,237	5,979
Other financial assets at amortized cost
Related parties (Note 27)	26,404	6,545
Time deposits	9,856	—
Corporate bonds	46,445	53,735
Government securities	1,862	—
Other	51	810
	84,618	61,090
	88,855	67,069
Current
Other financial assets at fair value through profit or loss
Corporate bonds	665	729
Mutual funds	2,055	3,515
Government securities	259	434
Other	150	206
	3,129	4,884
Other financial assets at amortized cost
Corporate bonds	13,943	4,959
Related parties (Note 27)	21,493	24,890
Time deposits	38,605	43,159
Treasury bills	1,232	9,658
Government securities	7,621	—
Other	29	476
	82,923	83,142
	86,052	88,026

(*)   Includes equity investments where the Group holds a minor equity interest and does not exert significant influence. As of December 31, 2023, mainly included TA’s holding of an 8.16% stake in Firenze Parcheggi S.p.A., a company that manages public parking lots in Florence. This stake was sold in February 2024.

Fair value of other financial assets approximate book value.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21       Cash and cash equivalents

	At December 31,
	2024	2023
Cash to be deposited	540	657
Cash at banks	189,684	192,381
Time deposits	21,615	16,729
Other cash equivalents (1)	228,008	160,081
	439,847	369,848

(1) Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of December 31, 2024, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 4,621 (USD 5,864 as of December 31, 2023).

22       Borrowings

	At December 31,
	2024	2023
Non-current
Bank and financial borrowings (**)	250,150	278,147
Notes (*)	778,218	855,402
Other (***)	14,336	—
	1,042,704	1,133,549
Current
Bank and financial borrowings (**)	32,769	114,092
Notes (*)	81,845	85,535
Bank overdrafts	—	61
Other (***)	753	—
	115,367	199,688
Total Borrowings	1,158,071	1,333,237

Changes in borrowings during the years are as follows:

	2024	2023
Balances at the beginning of the year	1,333,237	1,465,437
Loans obtained	190,345	87,846
Loans repaid	(314,077)	(200,475)
Interest paid	(96,168)	(83,791)
Accrued interest for the year	103,020	90,928
Offsetting of financial assets (Note 17)	—	(15,224)
Debt renegotiation expenses capitalization	(2,467)	(110)
Translation differences and inflation adjustment	(55,819)	(11,374)
Balances at the end of the year	1,158,071	1,333,237

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2024 (1)	199,693	213,504	568,212	594,054	1,575,463
At December 31, 2023 (1)	294,299	239,443	569,488	711,815	1,815,045

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2024	2023
Fair value of borrowings (2)	1,167,139	1,328,357
	1,167,139	1,328,357

(2)  Quoted prices (unadjusted) in active markets for identical liabilities included Fair Value Level 1 under IFRS 13 and valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2. There are no financial liabilities measured at fair value.

(*) Notes include the following as of December 31, 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	237.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.4
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	44.5
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.1
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.7
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	61.4
AA2000	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.2
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.1
	Class 10 Notes	July-2023	USD (2)	25.0	July-2025	Fixed 0.000%	18.5
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.6
Total							860.1

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following as of December 31, 2023:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	235.9
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	11.4
CAI	Secured notes	Jan-2020	EUR	71.8	Dec-2024	Fixed 4.556%	67.7
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	67.8
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	208.6
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.2
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	60.7
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.3
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	34.4
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	30.4
	Class 10 Notes	July-2023	USD (2)	25.0	July-2025	Fixed 0.000%	24.5
Total							940.9

(1)A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)These notes are dollar-linked, denominated in U.S. dollars but issued and payable in Argentine pesos
-	ACI Senior Secured Guarantee Notes (“ACI Existing Notes”) are guaranteed and have a security package that includes the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of December 31, 2024 and 2023, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.and PDS.

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

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% Senior Secured Guaranteed Notes due 2034 (the “New Notes”) consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes to cancel interest payments until November 29, 2023 and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which was increased in November 2024 to USD 14.6 million, remaining in force as of December 31, 2024.

-	The Italian Notes were secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in TA, which were released at maturity date.
-	The Senior guarantee notes of AA2000 (“AA2000 Existing Notes”) are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. As of December 31, 2024 AA2000 is in compliance with said covenants.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

On February 21, 2022, AA2000 issued USD 174 million of dollar-linked notes, in the local market, in two tranches:

-	USD 138 million of Class 5 Notes, with a five-year grace period and quarterly amortization, starting May 2027. AA2000 is using these proceeds to fund infrastructure works in the Group “A” airports, within the National Airports System;
-	USD 36 million of Class 6 Notes.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

In December, 2024, AA2000 issued Class 11 Notes, for a total amount of USD 28.8 million. Interest shall be payable semi-annually until the maturity date.

During 2024, AA2000 repurchased dollar-linked Class 6, Class 9 and Class 10 Notes for nominal value of USD 7.3 million, USD 7.1 million and USD 4.7 million, respectively.

(**) As of December 31, 2024, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	157.7	A
TAGSA	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	2.4	D
	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.8	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.3	D
TCU	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.7	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.8	D
Toscana Aeroporti S.p.A.	Intesa Sanpaolo, UniCredit , BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	90.7	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.9	B
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.9
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	4.0	D
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	5.15%	6.5	C
Total						282.9

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22         Borrowings (Cont.)

As of December 31, 2023, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(1)
	BNDES	R$	Sept-2032	Variable	TJLP(2) plus spread	6.6
ICASGA	BNDES	R$	June-2032	Variable	T.R. plus spread plus IPCA	1.8	A
	BNDES	R$	Sept-2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	July-2032	Variable	T.R. plus spread plus IPCA	2.3
ICAB	BNDES	R$	Dec-2033	Variable	TJLP(2) plus spread	213.9	A
	Banco Guayaquil SA	USD	Feb-2026	Variable	T.R.E.(3) plus spread	4.2	D
	Banco Guayaquil SA (4)	USD	Dec-2025	Variable	T.R.E.(3) plus spread	1.4	D
TAGSA	Banco Bolivariano CA	USD	Dec-2025	Variable	T.R.E.(3) plus spread	3.6	D
	Banco Bolivariano CA	USD	Nov-2024	Variable	T.R.E.(3) plus spread	1.8	D
	Scotiabank Uruguay	USD	Oct-2024	Fixed	4.30%	0.4	D
TCU	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.6	D
	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	1.0	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	1.0	D
	Banco de Innovación de Infraestructuras y Desarrollo	EUR	Sept-2027	Variable	Euribor 6 month plus spread	13.0	D
	Unicredit	EUR	Mar-2024	Variable	Euribor 3 month plus spread	9.4	D
TA	ISP-SACE	EUR	Sept-2026	Variable	Euribor 3 month plus spread	60.5	D
	BPM	EUR	June-2024	Variable	Euribor 3 month plus spread	0.1	D
	BPM	EUR	Feb-2024	Variable	Euribor 3 month plus spread	4.0	D
	MPS Servicio capital	EUR	Mar-2024	Variable	Euribor 6 month plus spread	12.3	D
	Banca Intesa San Paolo	EUR	Jan-2024	Fixed	6.10%	12.2	D
AIA	Ameriabank C.J.S.C.	EUR	Dec-2024	Fixed	6.00%	13.2	B
	Banco de la Provincia de Buenos Aires	USD	July-2024	Fixed	7.00%	0.3	D
	Onshore renegotiation – ICBC	USD	Nov-2024	Fixed	8.50%	9.0	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	ICBC	USD	Jan-2024	Fixed	15.50%	0.5	D
	ICBC	USD	Dec-2024	Fixed	15.50%	0.1	D
CAISA	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	5.5
	Banco Itaú	USD	Apr-2027	Fixed	3.80%	5.5	B
PDS	Banco de la República Oriental del Uruguay	USD	Mar-2028	Variable	6.14%	8.5	C
Total(5)						407.8

(1) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

ARS - Argentine Pesos.

R$ - Brazilian Reales.

(2) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate).

IPCA: corresponds to the Brazilian Consumer Price index.

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate).

(4) TAGSA prepaid the loan on December 13, 2024.

(5) The total outstanding amount includes the financial debt of ICASGA with BNDES which, as disclosed in Note 17, is shown in the Consolidated statement of financial position net of guarantee deposits. Therefore, the net amount of Bank and financial borrowings amounts to USD 392.2 million. As mentioned in Note 26.b, on December 31, 2023, ICASGA was absorbed by ACIB, therefore the financial debts of ICASGA were transferred to ACIB. Additionally, on January 15, 2024, the outstanding financial debt owing to BNDES for a total amount of R$ 75.9 million (equivalent to USD 15.7 million) was prepaid, after which the related guarantees were released.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

During 2017 and 2018 ICAB entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance as of December 31,2024.

As of June 30, 2023, ICAB did not meet one of the obligations set forth in the financing agreement with BNDES, regarding the payment of the variable concession fee. On August 15, 2023, ICAB issued a formal letter to the Brazilian ANAC, informing that payment of the variable concession fee was made through the application of Covid - 19 re - equilibrium credits (see Note 8). With the netting of the debt with the existing credits, ICAB complied with its obligations under BNDES agreement and, therefore, since then has been in compliance with the obligation.

-

In December 2022, AIA entered into a new loan agreement with Ameriabank C.J.S.C. for up to EUR 40 million of which EUR 20 million were disbursed in December 2022, while the remaining EUR 20 million were disbursed in April, 2023. In December 2023 AIA prepaid EUR 20 million, which shortened the loan repayment date up to December 23, 2024. Additionally, in June 2024 the outstanding financial debt owed to Ameriabank C.J.S.C. was prepaid, after which the related guarantees were released.

-

In May 2024, TA signed, with closing date June 27, 2024, a new financial agreement with Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A, and Cassa Depositi e Prestiti S.p.A., Banca Nazionale del Lavoro S.p.A. (“Lenders”). This loan includes the following credit lines:

●	up to EUR 96.2 million divided into two tranches, to be mainly applied towards TA’s existing financial debt repayment;
●	up to EUR 60.2 million divided into two tranches, to be allocated for the investment plan of the Pisa airport; and
●	up to EUR 20.0 million of revolving loans primarily to meet TA working capital needs.

On June 27, 2024, the loan facility was drawn for an amount equal to EUR 82.8 million and was primarily used to repay TA’s existing financial debt.

As of December 31, 2024, the Lenders had disbursed EUR 89.4 million (equivalent to USD 92.9 million).

This loan agreement includes covenants which require the maintenance of certain financial ratios to be fulfilled as of June 30 and December 31 of each year the loan remains outstanding along with certain restrictions on dividend distributions.

Those covenants have been met as of December 31, 2024. This loan agreement is also secured by the assignment of account receivables, a pledge on project and operational accounts, a share pledge over subsidiaries, a special privilege on all movable assets and a mortgage on any current and future real estate property rights acquired by TA.

As of December 31, 2024, this loan is covered by a guarantee from SACE S.p.A., for up to the greater of (i) 80% of the loan related to the investment plan or (ii) EUR 48.0 million.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-

On November 18, 2021, AA2000 agreed with Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., (collectively, the “Lenders”) the granting of a bimonetary loan in order to prepay previous loans received from the Lenders. The loans are secured by the Argentine Collateral Trust Agreement. During 2022 disbursements under the bimonetary loan were granted and used to offset the installments of the Framework Agreement for ARS 3,682.0 million (equivalent to USD 20.8 million) and for USD 7.8 million. Additionally, prepayments of the bimonetary loans in ARS were made during 2022 for ARS 6,085.0 million (equivalent to USD 34.3 million). The loan in ARS was prepaid during 2023, with a bank overdraft obtained from Citibank N.A, while the loan in USD was repaid in installments made until November, 2024 (referred as Onshore renegotiation – ICBC) and the corresponding guarantees were released.

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

The main covenants regarding these loans of AA2000 includes the compliance with certain financial ratios that are to be met at the end of each quarter, which has been met as of December 31, 2024.

-CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios, which have been met as of December 31, 2024, as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-

On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP, and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1.2 million guaranteed by Corporación America Sudamericana S.A. and a personal guarantee issued by the PDS Chairman as ancillary guarantor of up to USD 0.6 million.

(***) As of December 31, 2024, other borrowings correspond to a loan obtained in December 2024 by CAIT for EUR 14.5 million (equivalent to USD 15.1 million) to be repaid in a single installment at December, 2026, the maturity date. This loan is guaranteed by DICASA as fideiussione. Additionally, the shares of CAIT held by DICASA are not to be transferred or otherwise disposed of until the loan is repaid.

As of December 31, 2024 and December 31, 2023, the Company and its subsidiaries met the financial covenants under all outstanding financings.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities

	At December 31,
	2024	2023
Non-current
Concession fee payable (1)	550,095	690,319
Advances from customers	8,584	13,368
Provisions for legal claims (4)	7,928	8,979
Provision for maintenance costs (2)	21,941	21,364
Other taxes payable	789	199
Employee benefit obligation (3)	3,885	4,382
Salary payable	—	291
Other liabilities with related parties (Note 27)	12,904	15,275
Other payables	15,286	14,187
	621,412	768,364
Current
Concession fee payable (1)	198,420	223,051
Other taxes payable	29,956	18,921
Salary payable	57,402	41,656
Other liabilities with related parties (Note 27)	2,146	2,689
Advances from customers	5,026	5,647
Provision for maintenance cost (2)	6,165	5,678
Expenses provisions	3,294	6,203
Provisions for legal claims (4)	5,889	5,286
Other payables (*)	40,288	36,733
	348,586	345,864

(*) As of December 31, 2024, includes deferred income for a total amount of USD 18,556 (USD 21,060 as of December 31, 2023).

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2024 (**)	348,586	84,662	265,716	1,335,332	2,034,296
At December 31, 2023 (**)	345,864	96,071	279,683	1,266,124	1,987,742

(**) The amounts disclosed in the table are undiscounted cash flows.

The fair value of financial liabilities within current and non-current other liabilities approximates to its carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(1) The most significant amounts included in the concession fee payable derive from the concession agreement between the Brazilian ANAC and ICAB.

The Brazilian concession agreement establishes the payment of a fixed and variable concession fee.

a)	Fixed concession fee

The Brasilia Airport concession agreement established a fixed concession fee of R$ 4,501,132 thousand, payable in 25 equal annual installments since inception of the concession period. The concession fee is adjusted for inflation annually based on the changes in the Brazilian IPCA. The Natal Airport concession agreement established an annual fixed concession fee of R$ 6,800 thousand, payable as from the 37th month of the inception of the concession, and adjusted periodically by the Selic rate. The Group initially recognized the present value of fixed concession fee against a concession asset in intangible assets. The liability is presented as current and non-current concession fee payable under other liabilities. Due to the re-bidding process of the Natal Airport (Note 26.b), as of December 31, 2023 ICASGA extinguished all the concession fee obligations.

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

Changes in the year for fixed and variable concession fee payable are as follows:

	2024	2023
Balances at the beginning of the year	913,370	929,009
Financial result (*)	87,556	100,237
Concession fees	190,665	135,530
Payments (**)	(227,571)	(199,618)
Re-equilibrium compensation (***)	(19,144)	(22,946)
Other (****)	2,405	(75,475)
Translation differences and inflation adjustment	(198,766)	46,633
Balances at the end of the year	748,515	913,370

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and inflation adjustment shown in Note 9.

(**) As of December 31, 2023, includes USD 19,156 that were deducted from the indemnification received by ICASGA due to de re-bidding process described in Note 26.b.

(***) Mainly includes compensation with the re-equilibrium granted to ICAB as detailed in Note 8.

(****) As of December 31, 2023, mainly includes the extinguishment of future concession fee obligations of ICASGA due to the re-bidding of Natal airport, as detailed in Note 26.b for the equivalent to USD 74,640.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession. As of December 31, 2024 and 2023, a 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the first instance rule was confirmed, granting ICAB the right to reschedule the 50% of 2021 fixed concession fee. The Brazilian ANAC appealed and the case remains pending as of December 31, 2024.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented an offer of court payment orders to the Ministry of Infrastructure on November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its obligations, while the analysis of the court payment orders is pending.

(2) Changes in the year of the Provision for maintenance costs is as follows:

	2024	2023
Balances at the beginning of the year	27,042	22,914
Accrual of the year	5,594	5,349
Use of the provision	(2,801)	(2,127)
Translation differences and inflation adjustment	(1,729)	906
Balances at the end of the year	28,106	27,042

(3) TAGSA and Toscana have post-employment benefits which are defined benefit obligations. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, making actuarial valuations at the end of the year.

The assumptions used for the purposes of valuation of TA long term benefits at December 31, 2024 and 2023 are:

-  Annual discount rate: 3.38% (3.17% in 2023).

-  Annual inflation rate: 2.00% (2.00% in 2023).

-  Annual employee termination benefit increase rate: 3.00% (3.00% in 2023).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long term benefit.

The sensibility in relation with the provision of Toscana for a total amount of USD 2.5 million is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	2,418	2,611	2,538	2,485	2,520	2,503

The assumptions used for the valuation of TAGSA at December 31, 2024 and 2023 are:

-  Annual discount rate: 5.15% (5.77% in 2023).

-  Annual turnover rate: 16.07% (15.52% in 2023).

-  Annual employee termination benefit (in years): 6.29 (6.84 in 2023).

-  Annual employee mortality and disability rate: TM IESS 2002 (TM IESS 2002 in 2023). (*)

-  Annual employee future wage increase: 1.33% (1.33% in 2023).

(*)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the prevision of TAGSA for a total amount of USD 1.4 million is as follows:

			Annual employee future
Assumption	Annual discount rate		wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	0.5%	(0.5)%
Provision for salary payable	1,312	1,435	1,436	1,311	1,366	1,378

Changes of the provision in the year is as follows:

	2024	2023
Balances at the beginning of the year	4,382	4,376
Actuarial gain/loss (in other comprehensive income)	13	(32)
Service Cost	(273)	367
Amounts paid in the year	(359)	(418)
Other	275	—
Translation differences and inflation adjustment	(153)	89
At the end of the year	3,885	4,382

The amounts shown in the Consolidated Statement of Comprehensive Income for USD (33) in 2024 (USD 4 in 2023) correspond to the actuarial (loss)/income of USD (13) (USD (8) in 2023), net of taxes of USD (20) (USD 12 in 2023).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(4) Changes in the year of the provision for legal claims is as follows:

	2024	2023
Balances at the beginning of the year	14,265	13,136
Accrual of the year	3,768	4,469
Other	136	—
Use of the provision	(1,896)	(1,911)
Translation differences and inflation adjustment	(2,456)	(1,429)
Balances at the end of the year	13,817	14,265

24       Trade payables

	At December 31,
	2024	2023
Non-current
Trade payable with suppliers	1,914	2,617
	1,914	2,617
Current
Trade payables with suppliers	115,763	107,502
Trade payables with related parties (Note 27)	5,000	5,266
	120,763	112,768

Fair value of trade payables does not materially differ from the net book value.

25       Equity

a) Share capital and treasury shares

As of December 2024, 2023 and 2022, Share capital amounted to USD 163,223.

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

In April 2022, USD 500 (equivalent to 89,767 shares) were assigned to employees to be delivered in shares. In May 2022 and April 2023, 26,930 shares were delivered in each installment (equivalent to USD 150 each) while the remaining shares vested in May 2024 and were delivered in August 2024 (Note 30).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

a) Share capital and treasury shares (Cont.)

In December 2022, USD 314 (equivalent to 56,348 shares) were assigned to employees to be delivered in shares. In January and April 2023, 16,904 shares were delivered in each installment (equivalent to USD 94 each) while the remaining shares vested in May 2024 and were delivered in August 2024 (Note 30).

In April 2023, USD 739 (equivalent to 77,938 shares) were assigned to employees to be delivered in shares. In April 2024 and August 2024, 23,381 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 221.7 each), while the remaining shares will vest in May 2025 (Note 30).

In November 2023, USD 340 (equivalent to 35,910 shares) were assigned to be delivered in shares. In November 2023 and August 2024, 10,773 shares were delivered to the eligible executives and key employees in each installment (equivalent to USD 102.1 each), while the remaining shares will vest in May 2025 (Note 30).

In August 2024, additional USD 1,279 (equivalent to 87,324 shares) were assigned to employees of which 26,197 shares (equivalent to USD 383.8) were delivered to the eligible executives and key employees, while the remaining shares will vest in installments in May 2025 and May 2026 (Note 30).

As of December 31, 2024, 2023 and 2022, the remaining new shares are held in treasury until their allocation to executives and key employees in accordance with the Management Compensation Plan.

	2024		2023		2022
Treasury shares	Shares	USD	Shares	USD	Shares	USD
At January 1	2,251,123	4,322	2,396,015	4,600	2,485,445	4,772
Transfer of treasury shares to executives and key employees	(118,798)	(228)	(144,892)	(278)	(89,430)	(172)
At December 31	2,132,325	4,094	2,251,123	4,322	2,396,015	4,600

b) Share premium

As of December 2024, 2023 and 2022, Share premium amounted to USD 183,430.

c) Other reserves

The movements of Other reserves of the owners of the Company is as follows:

	2024	2023	2022
At the beginning of the year	(1,313,888)	(1,314,025)	(1,321,211)
Change in participations (*)	(4,641)	12	6,682
Share-based compensation reserve (Note 30)	1,143	1,055	667
Execution of share-based compensation reserve	(1,033)	(949)	(510)
Hedge reserve net of income tax	(1,249)	—	—
Remeasurement of defined benefit obligations net for income tax	(14)	19	347
	(1,319,682)	(1,313,888)	(1,314,025)

(*) This consists mainly in change in participations in CASA, see Note 25 e).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

d) Other comprehensive income / (loss)

The movements of the reserve of other comprehensive income / (loss) for the year of the owners of the parent is as follows:

						Transfer from
		Remeasurement		Share of other	Income	shareholders
	Currency	of defined		comprehensive	Tax	equity – currency
	translation	benefit	Cash flow	loss from	effect	translation
	adjustments	obligations (*)	hedge (*)	associates	(*)	differences	Total

Balances at January 1, 2024	(505,015)	532	—	(41,239)	(115)	63,402	(482,435)
Other comprehensive income/(loss) for the year	366,362	(3)	(1,643)	19	383	—	365,118
For the year ended December 31, 2024	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)

Balances at January 1, 2023	(273,378)	520	—	(41,169)	(122)	63,402	(250,747)
Other comprehensive income/(loss) for the year	(231,637)	12	—	(70)	7	—	(231,688)
For the year ended December 31, 2023	(505,015)	532	—	(41,239)	(115)	63,402	(482,435)

Balances at January 1, 2022	(343,837)	120	—	(41,212)	(69)	63,402	(321,596)
Other comprehensive income/(loss) for the year	70,459	400	—	43	(53)	—	70,849
For the year ended December 31, 2022	(273,378)	520	—	(41,169)	(122)	63,402	(250,747)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations and cash flow hedge. The movement was recognized as other comprehensive income / (loss) of other reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

e) Non – controlling interest

The movements of the non- controlling interest for the year is as follows:

	2024	2023	2022
At the beginning of the year	78,929	146,274	303,877
Shareholder contributions (1)	—	9,424	24,170
Income / (loss) for the year	25,238	(13,039)	(2,531)
Redemption of preferred shares (f)	—	—	(182,336)
Other comprehensive income / (loss)
Currency translation	99,841	(50,047)	20,646
Remeasurement of defined benefit obligations	(10)	(20)	616
Cash flow hedge	(1,874)	—	—
Reserve for income tax	441	5	(104)
	98,398	(50,062)	21,158
Changes in non-controlling interest
Changes in the participations –acquisitions (2)	(26,499)	(12)	(6,682)
Dividends paid (3)	(27,380)	(13,656)	(11,382)
	(53,879)	(13,668)	(18,064)
Non-controlling interest at the end of the year	148,686	78,929	146,274

(1) Corresponds mainly to contributions made by the non-controlling interest in ICAB.

(2) As of December 31, 2024 mainly corresponds to an acquisition performed in October 2024 when Cedicor S.A. purchased for USD 30,949 the participation of the non-controlling interest, becoming the owner of 100% of Corporación America S.A.’s shares. In 2022, corresponds mainly to contributions of Cedicor S.A. in CASA capitalized on December 1, 2022, increasing its participation from 97.2% to 97.22%.

(3) As of December 31, 2024, dividend payments approved during the year to non-controlling interest for USD 12,435 remain pending.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works was agreed. It was also agreed that these remediation works be funded out of the Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement (2.5%).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

On December 13, 2023, the Court of Appeals partially upheld the plaintiff’s appeal on the merits and reversed the first instance ruling, ordering ANSA to pay the sum of USD 0.6 million plus USD 0.3 million in interest (set as of December 29, 2023, at an annual rate of 8%). The legal costs of both instances were put on the charges of ANSA and amount, in total, to 53.3% of the judgment amount and on appeal were reduced to 15.6% of the judgment amount for the first-instance proceedings and 30% of that figure for the second-instance proceedings.

ANSA has appealed this ruling before the Supreme Court of Neuquén on both, the merits and the Court costs and the former counsel appealed just on the amount of the fess. The likelihood of success of ANSA’s appeal is uncertain although there are reasonable grounds to challenge the second instance ruling. Conversely, the chances of success of the counsel’s appeal are low. Both extraordinary appeals are pending.

The appeal does not prevent the beneficiaries of the judgement from requesting provisional seizures against ANSA to ensure the collection of their fees if the judgement is upheld. These seizures cannot be executed until the provincial extraordinary appeal is resolved and the execution will proceed only if the appeal is dismissed. If seizures are requested, they will need to be backed by insurance policies. Counsel’s fees should be covered by the insurance policy previously submitted in the proceedings.

ANSA also received a claim from a supplier of USD 0.5 million regarding a breach of contract. Within the framework of the lawsuit, the court ordered an attachment order on ANSA’s bank accounts in the amount of USD 0.3 million, which was replaced by an insurance offered by ANSA in the amount of USD 0.5 million. On September 11, 2024, the trial court partially granted the claim and ordered ANSA to pay ARS 3.4 million (equivalent to USD 3) plus interest, with judicial costs to be shared equally between the parties. Both parties have appealed the decision.

Brazil legal proceedings

Civil Proceedings

ICAB identified three payments in the total amount of approximately R$ 858,000 (equivalent to USD 138.6) made during 2014 by ICAB (when Infravix was still an indirect shareholder of Inframérica), to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. On September 14, 2019, Receita Federal imposed Inframerica to pay the amount of R$1.3 million (equivalent to USD 209.9) in late taxes, claiming that these alleged payments were without cause or did not identify a beneficiary. The case has been being investigated by the Federal Court of the Federal District where the proceedings are currently stalled. The outcome of this procedure is still uncertain. Infravix is no longer a shareholder in either ICAB or ACIB. Neither ICAB nor ACIB have been notified of any investigation against them.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal. Therefore, the judgement dismissing the collection of IPTU against ICASGA was confirmed. The Municipality filed a final appeal at the Supreme Court and on August 1, 2023 a first decision was granted, in favor of the City. The Minister decided to revoke the State Court’s last decision and ruled that the State Court had to analyze the lawsuit again. ICASGA submitted an appeal before the Supreme Court, asking for this monocratic decision to be reviewed by the other Ministers. The Supreme Court partially changed its decision, and decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

After the Supreme Court’s decision, in December 2023 the Municipality rectified the value of the tax demanded from R$ 80 million (equivalent to USD 12.9 million), to R$ 8 million (equivalent to USD 1.2 million), which is the total value of IPTU for all the concession years. ICASGA filled an administrative appeal, since still consider that the amount is not correct and should not be charged over ICASGA.

In a decision given on April 3, 2024, the Municipality: (i) revoked the IPTU tax collection for the years 2012 to 2014 and (ii) maintained the IPTU over the entire Airport through the years 2015 to 2023.

ACIB filed another administrative appeal, based on the Supreme Court decision that allows the Municipality to collect this tax only over the Airport areas occupied by third parties who exploit activities unrelated to the Airport public service, which was denied. The Municipality would have to claim the payment at Court proceeding in which case ACIB is prepared to dispute it.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

In June 2022, the Brazilian Supreme Court confirmed this ruling, excluding ICAB’s responsibility for the payment of IPTU and restricting this tax to the areas occupied by third parties who pursue activities unrelated to the airport. Despite the Supreme Court’s decision, the Federal District continued to make legal demands mistakenly charging IPTU against Inframerica.

There are currently five lawsuits regarding IPTU claims, amounting to USD 3.3 million approximately.

ACIB replaced ICASGA in all legal proceedings as consequence of the absorption of ICASGA by ACIB, effective as from December 31, 2023.

Ecuadorian Proceedings

Tax Proceedings

The Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that TAGSA owed approximately USD 3.3 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021, which was rejected on November 8, 2021, by the SRI. On January 31, 2022, after exhausting all administrative remedies, TAGSA filed a judicial claim for USD 4.5 million. On July 13 and September 6, 2022, hearings took place, and on October 18 a ruling was issued in favor of TAGSA. On December 12, 2022, the SRI submitted a cassation appeal against the ruling, which was accepted by the National Court on July 6, 2023. On July 14, 2023 TAGSA submitted its response and on July 2, 2024, the Court issued a final decision in favour of TAGSA, confirming the previous ruling. On July 31, 2024, SRI raised an Extraordinary Protection Action against the ruling issued by the National Court of Justice. On October 21, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected this action, leading to the case being archived and returned to the original court.

Currently, TAGSA is waiting for the National Court of Justice to refer the case to the appropriate court for the unblocking and subsequent return of the associated guarantee that amounts to USD 0.5 million.

Italian proceedings

TA entered into two preliminary sales contracts with Nuove Iniziative Toscane (“NIT”) in 2018 committing to purchase, from NIT itself, land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was equal to EUR 75 million, of which EUR 3 million were paid as a deposit at the time of the execution, while for the second the expected price was EUR 90 thousand, of which EUR 9 thousand had been already paid.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan - claiming the fulfillment of the conditions precedent required to obtain the issuance of a constitutive sentence pursuant to art. 2932 of the Italian Civil Code, - condemning TA to pay the remaining contract price (EUR 72 million the first contract and EUR 81 thousand for the second contract), in addition to the incurred costs and damages.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Italian proceedings (Cont.)

On January 20, 2022, TA answered the claim by rejecting all the requests made by NIT, as inadmissible and unfounded; taking into consideration the non-occurrence of the conditions precedent, and requesting NIT to immediately return the sums already paid by TA.

The parties submitted their final briefs in December 2023, and On May 1, 2024, the Court issued the ruling in which NIT’s claim was rejected and NIT was condemned to return to TA the sums that had been paid as deposit, plus interest and, legal costs.

On May 31, 2024, TA received from NIT reimbursement of the deposit plus interests (EUR 4.7 million). On November 22, 2024, NIT appealed the first instance ruling. TA instructed its lawyer to appear in the appeal proceeding.

Peruvian proceedings

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto Internacional de Chinchero.

On June 21, 2018, an arbitration procedure request was submitted by Kuntur Wasi to the competent authority ICSID (known as CIADI in Spanish). On the same date, CASA also submitted to CIADI a request for the arbitration procedure under the Bilateral investment treaty framework. Both procedures before CIADI shall be carried out in a single docket.

On August 10, 2023, Kuntur Wasi received notification from the CIADI Arbitral Court regarding a favorable resolution concerning the arbitration procedure due to unreasonably and arbitrary unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications. While the Arbitral Court has already determined the final award for damages and losses, and on February 28, 2024, both parties submitted further information to calculate the business profit based on the invested amounts as well as interests thereon.

On May 9, 2024, ICSID/CIADI confirmed that “Peru breached the concession contract by terminating it without a well-founded reason of public interest” and ordered that “damages in the amount of USD 91.2 million (including interest to February 28, 2024) should be paid to Kuntur Wasi, together with any additional interest that has accrued at the rate established in this award to the date of payment; compounded annually”. Kuntur Wasi is seeking the enforcement of the CIADI final award against the Government of Perú. As of the date of these Consolidated Financial Statements the Company is evaluating the chances of recoverability of the final award and pending this review, no amount has been recognized in these financial statements.

Following advice taken from local counsel, no provision has been recognized at December 31, 2024 in relation to the above proceedings, except those specifically mentioned.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

				Current
		Number of	Concession Start	Concession
Country	Concession	Airports	Date	End Date	Extension Details
Argentina	AA2000	35	1998	2038
	ANSA	1	2001	2026
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006	2048
	TA (ADF)	1	2003	2045
Brazil	ICAB	1	2012	2037	5 years
Uruguay	PDS	7	2003	2053(1)
	CAISA	1	1993	2043(2)
Ecuador	TAGSA	1	2004	2031
	ECOGAL	1	2011	2026
Armenia	AIA	2	2002	2032	Option to renew every 5 years
Total		52

(1) In 2021, the Group obtained a twenty-year extension and the concession of six new regional airports, of which PDS is taking control between 2022 and 2025.

(2)	In 2024, the Group obtained a ten-year extension until 2043.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024, AA2000 completed the infrastructure works committed within phase 1, while it is currently executing the phase 2 commitment. In February 2024 and November 2024, AA2000 informed the ORSNA about the status of the phase 1 commitments, which have not been responded by the ORSNA. With respect to the phase 2 commitment, AA2000 executed works for USD 52.0 million (VAT included), which surpasses the required commitment amount for 2024 under this phase.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Obligations assumed by AA2000 as Concessionaire (Cont.)

On July 28, 2023, ORSNA issued Resolution N° 56-23, in which it laid down the conditions related to the Review of the Financial Projection of Income and Expenses (in Spanish, PFIE) for the concession period of 2019-2023. Among others, it was determined that the revision of the financial and economic equation of the concession agreement, will be finalized upon reaching the international passenger traffic level of 2019. AA2000 challenged Resolution N° 56-23. On November 27, 2023 ORSNA and AA2000, agreed: (i) to suspend the current procedural deadlines until September 30, 2024, (ii) that AA2000 must produce at its own cost and expense a passenger traffic projection study; (iii) to postpone until May 30, 2024 the ordinary annual review of the PFIE of the concession, covering periods until December 31, 2023. AA2000 has fulfilled the commitments assumed under the referred agreement.

Considering the changes in the Argentinean government and taking into account that the members of ORSNA’s Board of Directors had not been appointed, it was agreed to suspend for 20 business days the procedural deadlines duly established, according to a presentation made both parties on June 28, 2024. On July 3, 2024, AA2000 was notified of the Court’s decision granting the suspension of the requested deadlines.

In light of the change in ORSNA’s administration, and in order to fulfill the agreements previously reached, on August 9, 2024, ORSNA and AA2000 signed a new Meeting Record which postponed the annual ordinary review of the PFIE for the concession until October 30, 2024, covering all periods up to December 31, 2023. Additionally, they agreed to extend the deadline for the regulatory body to adopt final measures within its authority to restore the financial and economic balance of the concession until November 30, 2024, and to suspend the procedural deadlines in the aforementioned legal proceedings until December 31, 2024. On December 9, 2024, ORSNA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR, approving the PFIE Reviews covering the periods 2021, 2022, and 2023. AA2000 requested the review of the referred resolution regarding: the elements of the Financial Projection in connection with capital and maintenance expenses and the projections of passenger traffic, commercial revenues and maintenance expenses. The claim also addresses delays in economic equilibrium revisions and discounts on some rates. On December 27, 2024, a joint request was submitted with ORSNA for the suspension of deadlines. Pursuant to the request of the parties, procedural deadlines are suspended until June 30, 2025.

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

Additionally, the Argentine Concession Agreement defines some additional conditions upon which either the Argentine National Government or AA2000 could demand the termination of the agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Senior secured guarantee notes due 2027, the Class 1 Series 2021 Notes due 2031 and the ICBC Dubai Loan.

Concession fees

Under the terms of the Argentine Concession Agreement, AA2000 is required to allocate monthly an amount equal to 15% of revenues (in Argentine pesos) to the Specific Allocation of Revenue, as follows:

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Concession fees (Cont).

-	2.5% of total revenue to a trust for investment commitments for the “Group A” airports of the Argentine National Airport System. (Those operated by AA2000).

In lieu of putting money into the trust AA2000 may provide evidencing of the provision of aeronautical and/or airport services performed within the framework of the concession. Acceptance of those credits is subject to approval of the Secretary of Transportation and the ORSNA.

Guarantees

In order to guarantee performance of the works, AA2000 has posted a surety bond to comply with the investment plan guarantee required by the ORSNA amounting as of December 31, 2024 to USD 25 million. Additionally, AA2000 provides a performance guarantee for concession contract fulfillment for the total amount of ARS 26,419 million (approximately USD 25.6 million) which is renewed on an annual basis.

Insurance

In addition, AA2000 is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 0.3 million). AA2000 has contracted an insurance policy for an amount of USD 300 million covering liabilities that may arise under civil law in connection with the management and development of works at the airports. Additionally, AA2000 maintains insurance policies covering regarding operational risk and construction risk up to USD 3.184 million and USD 40 million, respectively.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

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

Except with respect to the Durazno International Airport in which operations will not start before January 1, 2025 (see Note 34), the operation of the New Airports by PDS under the amended concession agreement started progressively once certain conditions were met, including without limitation, the issuance of certain environmental permits. On January 11, April 22, July 22, October 20, 2022 and February 8, 2023, the International Airport of Carmelo “Balneario Zargazazú”, the International Airport of Rivera “Pte. Gral Oscar D. Gestido”, the International Airport of Salto “Nueva Hespérides”, the International Airport of Melo and the International Airport of Paysandú “Brig. Gral. Tydeo Larre Borges” were taken over by PDS, respectively.

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

On May 15, 2024, PDS signed amendments to its concession agreement to include part of the old passenger terminal of the Carrasco International Airport into the concession, PDS plans to invest approximately USD 5.5 million to expand its cargo activities, in particular, pharma and courier in this space. In counterpart, PDS will pay an additional fee.

Additionally, PDS committed to invest in a new Instrument Landing System (ILS) category IIIb, similar to those utilized in the world’s major airports. This system will enable aircrafts to land safely in adverse weather conditions, thereby enhancing air connectivity, increasing predictability for airlines, and providing a competitive advantage for aviation development. The amendment foresees a tariff adjustment (approach fee) that can be charged by PDS.

During the next five years, PDS is committed to make additional capital expenditures in the amount of USD 13.2 million.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Carrasco International Airport and New Airports (Cont.)

Obligations assumed by PDS as Concessionaire (Cont.)

Punta del Este Airport Additionally, the concession agreement may be terminated by the Defense Ministry (with prior approval of the executive power) upon repeated and material breaches of the concession agreement by PDS. In the event of force majeure (e.g., the destruction severe damage that prevents the airport’s operations), the Defense Ministry will be entitled to terminate the concession agreement without paying the termination payment to PDS and collect all of the indemnification payments under all of the airport’s insurance policies. Alternatively, the Defense Ministry could request PDS to re-build the airport if the reconstruction of the airport does not alter the terms of the concession agreement. The concession agreement may be also terminated by mutual agreement (with prior approval of the Uruguayan executive power). No termination fee is payable by any party in this circumstance.

Concession fees

Pursuant to the concession agreement, PDS is required to pay to the Uruguayan Government an annual fee, which will be the higher of: a) USD 5,829; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00536, plus applicable cargo fees. The aforementioned 2014 amendment established additional fees based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fixed coefficient, depending on the volume of passengers.

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction work of the new terminal for a total amount as of December 31, 2024 of USD 4.7 and a performance guarantee for USD 7.6 million that will be returned to PDS six months after the expiration of the concession agreement. Guarantees securing the completion of each group of construction works related to the New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees are set as an amount equal to 5% of each group of construction work to be performed.

Insurance

PDS must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement, with itself and the Uruguayan Ministry of Defense as loss payees, to cover all risks until termination or expiration of the concession. The minimum coverage amount is USD 250 million. As of December 31, 2024, the coverage amount was USD 300 million.

Punta del Este Airport

CAISA signed with the Uruguayan Government a concession agreement which grants until the year 2019 for the reconstruction, maintenance and partial operation of the services of International Airport C/C Carlos A. Curbelo (Laguna del Sauce) – Punta del Este, starting to operate in 2008.

As of June 28, 2019, the concession agreement between CAISA and the Ministry of Defense was amended extending its term to March 31, 2033.

On May 15, 2024, CAISA signed an amendment to its concession agreement that includes the extension of the term of the concession for a ten-year period to 2043, the removal of certain investment projects amounting to USD 7.6 million, and a new commitment to invest USD 3.0 million within the period of 2024-2026.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements (Cont.)

Punta del Este Airport (Cont.)

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of USD 500 and incremental capital expenditures of approximately USD 35 million, including the construction of a new general aviation terminal building, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience. In June 2024, the minimum annual concession fee was increased from USD 611 up to USD 649 aligned with an increase in tariffs.

During the next five years and upon execution of the amendment, CAISA expects to incur additional capital expenditures in the amount of USD 3.9 million, all required by contract.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfillment for USD 1.0 million and USD 0.4 million (secured by TCU S.A.) respectively.

Additionally, CAISA must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement. The amount insured as of December 31, 2024 is approximately USD 365 million.

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

On July 6, 2018, TAGSA amended the concession agreement (the “Guayaquil Concession Agreement”) which established new additional works for an amount of USD 32.2 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2024, USD 4.9 million remain pending.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Ecuadorian Concession Agreement (Cont.)

Guarantees

TAGSA is required to maintain a performance bond as security for the timely fulfillment of the obligations under the concession agreement of USD 3.0 million for the rest of the concession. In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20% of the amount that is required to be paid by TAGSA to the Trust minus the amount of the performance bond of Guayaquil Concession Agreement. The current amount of the performance bond is USD 6.7 million.

Insurance

In addition, TAGSA is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury. TAGSA has taken out an insurance policy for an amount of approximately USD 581.3 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

ECOGAL

ECOGAL has a concession agreement, which granted until 2026 the development, operation and maintenance of Seymour Airport in Galapagos Island.

ECOGAL is required to maintain a bank guarantee of USD 700 to the Dirección General de Aviación Civil de Ecuador (“DGAC”), which should be in place during the term of the Galapagos Concession Agreement. This bank guarantee is in force as of December 31, 2024.

Brazilian Concession Agreement

ICAB signed with the Brazilian ANAC a concession agreement which grants the construction, operation and maintenance of the airport of Brasilia for a period of 25 years from 2012. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations assumed by ICAB as Concessionaire

Under the terms of the Concession Agreements, ICAB is responsible for several functions in connection with the airports, among others; provide adequate services to passengers and users of the airports, provide proper services, presenting the Brazilian ANAC with an Infrastructure Management Plan and Services Quality plan every five years making any necessary investments to expand airport operations to sustain the required service levels. During the next five years, ICAB expects to incur additional mandatory investments in the amount of USD 5.5 million with respect to the Brasilia Airport.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazilian Concession Agreement (Cont.)

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

Guarantees

Under the Brazilian Concession Agreement, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relates to Phase I-B and Phase II events. The current amount of Phase II is R$ 269.3 million (equivalent to USD 43.5 million) in ICAB. The performance bond in ICAB is granted by a guarantee letter of CAAP signed with BMG insurance company.

Re-bidding of the International Airport of São Gonçalo do Amarante (“Natal Airport”)

On March 5, 2020, CAAP announced that its subsidiary ICASGA filed a request to the Brazilian ANAC to commence the re-bidding process of the Natal Airport, pursuant to Law No. 13,448 of July 5, 2017, and the Brazilian ANAC Resolution No. 533 of November 7, 2019.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazilian Concession Agreement (Cont.)

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

On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees and including the receivables related to re-equilibriums (a total net payment of R$ 199.7 million equivalent to USD 41.3 million), extinguishing all the concession fees obligations that ICAGSA maintained. On January 5, 2024, the remaining balance of the indemnification was collected totaling USD 90.6 million.

Additionally, on December 31, 2023, following ICASGA’s absorption by ACIB, a Brazilian subsidiary of CAAP, all the rights and obligations of ICASGA were transferred to ACIB.

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

AIA’s management has presented to the Armenian Government a new draft Master Plan in order to determine the capital expenditures to be incurred in Zvartnots Airport and Shirak Airport in the next five years. As of December 31, 2024, this master plan is pending of approval.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Armenian Concession Agreement (Cont.)

Obligations assumed by AIA as Concessionaire (Cont.)

The Armenian Concession Agreement may be terminated prior to the scheduled termination date upon the occurrence of any of the following events:

-concession manager’s breach of certain obligations;
-bankruptcy of the concession manager;
-administrative discretionary act;
-the Armenian Government’s breach of any of its obligations; and
-force majeure events.

Italian Concession Agreement

TA has the concession of the airports of Pisa and Florence, starting to operate both airports in 2014.

The concession for Pisa Airport (“Pisa Concession”) was approved on December 7, 2006, with the Inter-Ministerial Decree issued by the Ministry of Transportation, the Ministry of the Economy and the Ministry of Defense. The Concession Agreement initially expires on December 7, 2046.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italian Concession Agreement (Cont.)

Obligations assumed by TA as Concessionaire (Cont.)

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

Between January and March 2024 TA updated the master plan documents in compliance with the observations expressed by the Environmental Ministry at the end of the previous Scoping phase and on May 2024 ENAC required the Ministry to start the second phase (so called integrated assessment) of the EIA-ESA procedure (a new integrated environmental procedure introduced by law in 2020). On July-August 2024 ENAC received from the Environmental and Culture Ministries a request for integration of their respective observations on the submitted documents. At the end of November 2024, ENAC submitted the revised documents. The completion of the EIA-ESA procedure is expected by the end of April 2025.

Upon completion of the environmental procedure ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning. The procedure will be carried out between the spring and the beginning of autumn 2025.

On October 24, 2017, ENAC approved and signed 2015-2028 master plan for the Pisa airport.

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

Guarantees

Suretyships provided to third parties on behalf of TA (EUR 10.4 million as of December 31, 2024, equivalent to USD 10.8 million) mainly refer to performance bonds with ENAC as beneficiary, in order to guarantee full and exact fulfillment of the obligations of the concessionaire under the concession agreements; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italian Concession Agreement (Cont.)

Insurance

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). TA has taken out insurance policy for an amount of about EUR 882 million covering property damages, business interruptions and airport liabilities.

CAAP - Preferred bidder to operate Abuja and Kano airports in Nigeria

In October 2022, a consortium formed by CAAP, Mota - Engil, Engenharia e Construção África S.A., and Mota - Engil Nigeria Limited (the “Consortium”), of which the Company holds a 51% stake, has been declared by the Federal Government of Nigeria as preferred bidder for the Abuja and Kano airports and cargo terminals concessions. A preferred bidder’s bank guarantee has been issued for USD 1.8 and USD 0.4 million related to the Abuja and Kano airports respectively, expiring on December 20, 2025. These guarantees have been counter guaranteed by CAAP for 51% of the total amount. The Consortium, the Federal Ministry of Aviation and the Federal Airports Authority of Nigeria are currently revising and negotiating the final terms and conditions of the concession agreements.

In May 2023, the structure under the Consortium was created in Nigeria, with Corporacion Africa Airports Nigeria Limited as a holding company and Kano Airport Concession Company Limited and Abuja Airport Concession Company Limited as operating companies related to the Kano and Abuja airports and cargo terminal concessions respectively. As of December 31, 2024, CAAP holds indirectly a 51% of ownership of Corporacion Africa Airports Nigeria Limited, which is in turn 100% owner of Kano Airport Concession Company Limited and Abuja Airport Concession Company Limited. The companies remain without operation until the concession agreements are executed.

Other commitments

As of December 31, 2024, TAC holds guarantees related to construction works for an amount of EUR 0.5 million, equivalent to USD 0.5 million.

As of December 31, 2024, CAAP guarantees an energy supply contract signed by ICAB covering the purchase of electric power for R$ 1.2 million (equivalent to approximately USD 0.2 million).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2024, 2023 and 2022, equity as defined under Luxembourg laws and regulations (“Lux GAAP”) consisted of:

	At December 31,
	2024	2023	2022
Share capital	163,223	163,223	163,223
Share premium	183,430	183,430	183,430
Reserve for own shares	4,094	4,322	4,600
Legal reserve	7,419	3,676	1,081
Free distributable reserves	378,910	378,910	378,910
Non-distributable reserves	1,353,934	1,353,706	1,353,428
Retained earnings	86,099	37,890	(34,372)
Total equity in accordance with Luxembourg law	2,177,109	2,125,157	2,050,300

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At December 31,
	2024	2023
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	2,379	4,200
Trade receivables with other related parties	2,734	962
Other receivables with associates	—	58
Other receivables with other related parties	9,239	9,257
Other financial assets with associates	3,260	3,108
Other financial assets with other related parties(*)	44,637	28,327
Trade payables to associates	(1,123)	(2,765)
Trade payables to other related parties	(3,877)	(2,501)
	57,249	40,646
(b) Other liabilities
Other liabilities to associates(**)	(13,813)	(15,539)
Other liabilities to other related parties	(1,237)	(2,425)
	(15,050)	(17,964)
(c) Other balances
Cash at banks in other related parties	34,102	23,249
	34,102	23,249

(*) As of December 31, 2024 mainly includes a loan and time deposits to other related parties amounting to USD 15.1 million and USD 25.0 million respectively (USD 14.8 million and USD 10.1 million respectively as of December 31, 2023). As of December 31, 2024, the loan accrues interests at a fixed annual rate of 7.0%, and matures in December 2025. Regarding the time deposits total approximately USD 5.0 million have been set in Armenian Drams accruing interests at a fixed annual rate of 9.6%, maturing in August 2025, while USD 10.0 million accrues interests at a fixed annual rate of 5.0%, maturing in January 2027 and the remaining USD 10.0 million accrues interests at a fixed annual rate of 4.5%, maturing in July 2027

(**) Includes deferred income from associates.

Summary of transactions with related parties are:

	For the year ended December 31,
	2024	2023	2022
Transactions
Aeronautical/Commercial revenue	27,120	14,267	9,957
Fees	(13,066)	(10,300)	(7,266)
Interest accruals	1,855	660	1,240
Acquisition of goods and services	(31,124)	(22,955)	(22,278)
Compensation to the Group’s key staff	(4,871)	(4,249)	(3,806)
Others	(2,593)	(4,198)	(4,367)

The Group leases buildings to other related parties, which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 4,677 as of December 31, 2024 (USD 6,973 as of December 31, 2023). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 5,969 (USD 5,433 as of December 31, 2023).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

As of December 31, 2024 the Group acquired from other related parties the non - controlling participation of CASA for USD 30,949 described in note 25.e.

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

29       Cash flow disclosures

	At December 31,
	2024	2023	2022
Changes in working capital
Other receivables and credits	(68,846)	(32,429)	(55,064)
Inventories	5,013	(1,551)	(3,566)
Other liabilities	(69,658)	(19,323)	989
	(133,491)	(53,303)	(57,641)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Cash flow disclosures (Cont.)

The most significant non-cash transactions are detailed below:

	For the year ended December 31,
	2024	2023	2022
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(6,749)	(1,180)	(111)
Property, plant and equipment with an increase in Other liabilities	(2,737)	(124)	—
Right-of-use asset initial recognition with an increase in Lease liabilities (Note 14)	(619)	(5,217)	(465)
Concession fees paid with credit of financial re-equilibrium (Note 23)	(2,200)	(22,946)	(15,434)
Income tax paid with tax certificates	(6,887)	(2,339)	(971)
Dividends pending of payment	(12,435)	—	—
Compensation of trade receivables	—	—	27,844
Application of credits compensated with concession fees	—	(19,156)	(24,126)
Application of credits compensated with other liabilities	—	—	(3,717)
Purchase of Navinten shares (Note 28)	—	(3,384)	—
Sale of Navinten shares (Note 28)	—	3,384	—
ICASGA’s compensation received through a guarantee deposit (Note 17)	—	(41,262)	—
Release of concession fee payable due to ICAGSA’s re-bidding process (Note 23)	—	(74,640)	—
Compensation of ICASGA’s re-equilibriums	—	5,309	—
Compensation of ICASGA’s monthly contribution	—	(3,767)	—
ICASGA’s compensation to be collected (Note 17)	—	(66,612)	—

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial
	borrowings	Notes	Banks overdrafts	Other	Total
Values at the beginning of the year	392,239	940,937	61	—	1,333,237
Proceeds from borrowings	145,741	29,105	—	15,499	190,345
Loans and interest paid	(231,001)	(179,025)	(219)	—	(410,245)
Debt renegotiation expenses	(2,256)	(200)	—	(11)	(2,467)
Effects of exchange rate changes and inflation adjustment	(50,613)	(4,775)	4	(435)	(55,819)
Other non-cash movements *	28,809	74,021	154	36	103,020
Balances as of December 31, 2024	282,919	860,063	—	15,089	1,158,071

	Bank and financial
	borrowings	Notes	Banks overdrafts	Other	Total
Values at the beginning of the year	478,904	986,533	—	—	1,465,437
Proceeds from borrowings	81,900	1,682	4,264	—	87,846
Loans and interest paid	(202,341)	(78,455)	(3,470)	—	(284,266)
Debt renegotiation expenses	—	(110)	—	—	(110)
Effects of exchange rate changes and inflation adjustment	11,219	(20,452)	(2,141)	—	(11,374)
Other non-cash movements *	22,557	51,739	1,408	—	75,704
Balances as of December 31, 2023	392,239	940,937	61	—	1,333,237

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Cash flow disclosures (Cont.)

Reconciliation of debt: (Cont.)

	Bank and financial
	borrowings	Notes	Banks overdrafts	Other	Total
Values at the beginning of the year	612,269	827,334	—	—	1,439,603
Proceeds from borrowings	143,388	210,762	17,801	—	371,951
Loans and interest paid	(321,435)	(101,757)	(16,970)	—	(440,162)
Debt renegotiation expenses	(1,282)	(729)	—	—	(2,011)
Effects of exchange rate changes and inflation adjustment	(7,518)	(10,504)	(1,015)	—	(19,037)
Other non-cash movements *	53,482	61,427	184	—	115,093
Balances as of December 31, 2022	478,904	986,533	—	—	1,465,437

* This line mainly includes interest accrued.

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

As detailed in Note 25.a, as of December 31, 2024, certain awards in shares were approved under the terms of the Management share compensation plan and most of those shares have been already allocated to eligible employees.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

30       Share-based payments (Cont.)

Management share compensation plan (Cont.)

Set out below are summaries of shares granted under the plan for the years ended December 31, 2024 and 2023:

	Average		Average		Average
	price per share	2024	price per share	2023	price per share	2022
As at January 1,	7.83	138,141	5.62	169,185	5.76	125,000
Granted during the year	14.65	87,324	9.48	113,848	5.57	146,115
Forfeited during the year	—	—	—	—	(5.80)	(12,500)
Exercised during the year	(8.70)	(118,798)	(6.55)	(144,892)	(5.70)	(89,430)
As at December 31,	12.44	106,667	7.83	138,141	5.62	169,185

Additionally, below are summaries the amounts in U.S. dollars of shares granted and accrued under each plan for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
Assignment date	Granted	Accrued	Granted	Accrued	Granted	Accrued
December 2021 (*)	—	—	—	96	—	252
April 2022	—	33	—	150	500	317
December 2022	—	31	—	184	314	98
April 2023	—	216	739	474	—	—
November 2023	—	160	340	151	—	—
August 2024	1,279	703	—	—	—	—
As at December 31,	1,279	1,143	1,079	1,055	814	667

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

32       Earnings per share (Cont.)

a) Basic earnings per share (Cont.)

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total:

	At December 31,
	2024	2023	2022
Income / (loss) attributable to equity holders of the Group	282,674	239,506	168,166
Weighted average number of shares (thousands) (Note 32. c)	161,012	160,891	160,755
Basic earnings per share of the year attributable to the ordinary equity holders of the Group	1.76	1.49	1.05

b) Diluted earnings per share

Diluted earnings per share is calculated by dividing the profit or loss attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during each year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following tables shows the net income and the number of shares that have been used for the calculation of the diluted earnings per share total:

	At December 31,
	2024	2023	2022
Income / (loss) attributable to equity holders of the Group	282,674	239,506	168,166
Weighted average number of shares and potential ordinary shares (thousands) (Note 32.c)	161,193	161,058	160,795
Diluted earnings per share of the year attributable to the ordinary equity holders of the Group	1.75	1.49	1.05

c) Weighted average number of shares used as the denominator

	At December 31,
	2024	2023	2022
Weighted average number of shares outstanding	163,223	163,223	163,223
Weighted average number of treasury shares	(2,211)	(2,332)	(2,468)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	161,012	160,891	160,755
Adjustments for calculation of diluted earnings per share:
Equity settled share - based payment (1)	181	167	40
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	161,193	161,058	160,795

(1) Rights to equity settled share-based payment granted to executives and key employees in accordance with the Management Compensation Plan by the Compensation Committee (Note 30) are included in the calculation of diluted earnings per share, assuming all outstanding rights will vest. The rights are not included in the determination of basic earnings per share.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

33        Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. According to the information provided by the Company’s subsidiaries, as a result of the financing conditions their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances are restricted as of December 31, 2024 and 2023.

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

34       Subsequent events

PDS – Concession agreement

On February 10, 2025, the International Airport of Durazno “Santa Bernardina” was taken over by PDS according to the conditions established in the concession agreement amended on November 8, 2021, being the last of the New airports to be taken over.

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

As of December 31, 2024, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those that have been separately disclosed in the Consolidated Financial Statements, mainly included in Note 22 and 26.b.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

35       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF INCOME

	For the year ended	For the year ended	For the year ended
	December 31, 2024	December 31, 2023	December 31, 2022
Continuing operations
Selling, general and administrative expenses	(7,816)	(7,728)	(7,342)
Other operating income	5	2,972	6
Other operating expense	—	(1)	(5)
Operating loss	(7,811)	(4,757)	(7,341)
Share of income in subsidiaries and associates	283,083	247,585	182,050
Income before financial results and income tax	275,272	242,828	174,709
Financial income	6,573	1,905	1,874
Financial loss	(723)	(586)	(429)
Income before income tax from continuing operations	281,122	244,147	176,154
Income tax	(1,854)	(4,629)	(1,307)
Income for the year	279,268	239,518	174,847

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
	December	December	December
	31, 2024	31, 2023	31, 2022
Income for the year	279,268	239,518	174,847

Items that may be reclassified to profit or loss:
Share of other comprehensive income / (loss) from subsidiaries and associates from continuing operations	363,884	(231,688)	70,849
Total comprehensive income for the year	643,152	7,830	245,696

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

35       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF FINANCIAL POSITION

	At December	At December
	31, 2024	31, 2023

ASSETS
Non-current assets
Property, plant and equipment, net	24	12
Right-of-use asset	227	270
Investments in subsidiaries	1,390,616	746,199
Investments in associates	10,001	10,264
Other financial assets at amortized cost	3,543	3,920
Current assets
Other financial assets at fair value through profit or loss	2,205	2,200
Other financial assets at amortized cost	—	31
Other receivables	210	202
Cash and cash equivalents	1,152	1,325
Total assets	1,407,978	764,423

EQUITY
Share capital	163,223	163,223
Share premium	183,430	183,430
Treasury shares	(4,094)	(4,322)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(117,705)	(482,852)
Legal reserves	7,419	3,676
Other reserves	(1,344,247)	(1,343,094)
Retained earnings	744,310	467,981
Equity	1,369,274	724,980

LIABILITIES
Non-current liabilities
Deferred tax liabilities	2,500	3,648
Lease liabilities	190	229
Current liabilities
Borrowings	33,999	33,413
Other liabilities	1,751	1,773
Lease liabilities	30	49
Trade payables	234	331
Total liabilities	38,704	39,443
Total equity and liabilities	1,407,978	764,423

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2024 and 2023 and for the
years ended December 31, 2024, 2023 and 2022

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

35       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
Cash flows from operating activities	December 31, 2024	December 31, 2023	December 31, 2022
Income for the year	279,268	239,518	174,847
Adjustments for:
Amortization and depreciation	59	40	57
Deferred income tax	(1,148)	2,418	202
Income tax accrued	3,002	2,211	1,105
Share of income in subsidiaries and associates	(283,083)	(247,585)	(182,050)
Interest expense	587	559	426
Net foreign exchange	(44)	(471)	(1,874)
Other financial results, net	(582)	(145)	3
Share base compensation	507	420	317
Changes in working capital	149	(2,919)	760
Net cash used in operating activities	(1,285)	(5,954)	(6,207)
Net cash used in discontinued activities	—	—	—
Cash contribution in subsidiaries and associates	(208,562)	(58,987)	(36,417)
Acquisition of other financial assets	(29,491)	—	—
Disposals of other financial assets	30,482	760	—
Property, plant and equipment acquisitions	(28)	—	—
Dividends and refund of cash contributions from subsidiaries	208,796	64,344	57,000
Net cash provided by investing activities	1,197	6,117	20,583
Net cash used in discontinued investing activities	—	—	(14,700)
Principal elements of lease payments	(49)	(44)	(53)
Net cash used in by financing activities	(49)	(44)	(53)
Net cash used in discontinued operations from financing activities	—	—	—

(Decrease) / increase in cash and cash equivalents	(137)	119	14,323
Decrease in cash and cash equivalents from discontinued operations	—	—	(14,700)

Cash and cash equivalents
At the beginning of the year	1,325	1,220	1,614
Effect of exchange rate changes in cash and cash equivalents	(36)	(14)	(17)
(Decrease) / increase in cash and cash equivalents	(137)	119	(377)
At the end of the year	1,152	1,325	1,220