Form 20-F
period 2025-12-31
CORPORACION AMERICA AIRPORTS S.A.
filed 2026-03-17
CIK 1717393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ______________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

165,219,146 Common Shares, as of December 31, 2025

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

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

Large accelerated filer	☒	Accelerated filer	☐
Non-Accelerated filer	☐	Emerging growth company	☐

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our products and services, development efforts, business, financial condition, results of operations, strategies, plans and prospects. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors listed below:

●	our business strengths and future results of operation;
●	delays or unexpected casualties related to construction under our investment plans and master plans;
●	our ability to generate or obtain the required capital to fully develop and operate our airports;
●	impact of epidemics, pandemics, and public health crises;
●	general economic, political, demographic and business conditions in the geographic markets we serve;
●	decreases in passenger traffic;
●	changes in the fees we may charge under our concession agreements;
●	inflation and hyperinflation, depreciation, and devaluation of the AR$, EUR, BRL, UYU or AMD, against the U.S. dollar;
●	the early termination, revocation, or failure to renew or extend any of our concession agreements;
●	the right of the Argentine Government to buy out the Aeropuertos Argentina 2000 S.A. (“AA2000”) Concession Agreement (as defined herein);
●	changes in our investment commitments or our ability to meet our obligations thereunder;
●	existing and future government regulations;
●	environmental changes and/or natural disaster-related losses which may not be fully insurable;
●	ongoing and potential geopolitical conflicts, including, among others, those involving Russia, Ukraine, Israel, Hamas, Iran, Cuba and Venezuela;
●	adverse rulings in legal or regulatory disputes or proceedings; and
●	cyber-terrorism in the markets we serve.

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

In this annual report, unless otherwise specified or the context otherwise requires:

●	“U.S.$,” “USD” and “U.S. dollar” each refers to the United States dollar;
●	“AR$” refers to the Argentine peso;
●	“€,” “EUR” or “euro” each refers to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999;
●	“R$” or “BRL” each refers to the Brazilian real;
●	“$U” or “UYU” each refers to the Uruguayan peso; and
●	“AMD” refers to the Armenian dram.

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

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that preceded them.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2025 and 2024 and for our fiscal years ended December 31, 2025, 2024 and 2023 (our “Audited Consolidated Financial Statements”).

We prepare our Audited Consolidated Financial Statements in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”). We have applied all IFRS effective at the time of preparing our Audited Consolidated Financial Statements. Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co. S.R.L. (“PwC”), a member firm of the PricewaterhouseCoopers global network, and an independent registered public accounting firm, whose report is also included in this annual report on Form 20-F.

Our Audited Consolidated Financial Statements are presented in U.S. dollars. Our fiscal year ends on December 31 of each year. Accordingly, all references to a particular year are to the year ended December 31 of that year.

Our Segments

As of and for the fiscal year ended December 31, 2025, we have identified six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia. See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

“Adjusted Segment EBITDA” is defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. Adjusted Segment EBITDA excludes certain items that are not considered part of our core operating results. Our management also reviews a metric of performance, denominated “Adjusted Segment EBITDA excluding Construction Services,” which only differs with the Adjusted Segment EBITDA measure by excluding the Construction Services margin (construction services revenue and construction services cost). We have included the reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income for all the periods presented. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

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

We have included the reconciliation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Services to consolidated net income for all the periods presented. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

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

Risks Related to Our Business and Industry

●	Our concessions may be terminated under various circumstances, some of which are beyond our control.
●	We may be subject to monetary penalties or early termination if we fail to comply with the terms of our concession agreements.
●	Changes in government policies, legal frameworks, or concession terms could adversely affect our operating rights, potentially leading to financial and operational disruptions.

●	Outbreaks of infectious diseases and public health crises could materially adversely affect traffic levels and air traffic demand.
●	Geopolitical uncertainties and increasing trade protectionism, including the escalation of international conflicts, trade wars and economic sanctions, may negatively impact global economic conditions, affecting air travel demand and airport operations. These factors could reduce international air travel volumes, disrupt airline operations, and have a material adverse effect on our business, results of operations and financial condition.
●	We rely on information and communication technologies to support airport operations, passenger processing and security systems. Our systems and infrastructures face certain risks, including cybersecurity risks.
●	Our revenue is highly reliant on air traffic levels, which in turn are influenced by economic and political conditions in the countries where we operate our airports.

Risks Related to Argentina and the AA2000 Concession Agreement

●	The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement.
●	Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.
●	The Argentinian National Airports System Regulatory Body (Organismo Regulador del Sistema Nacional de Aeropuertos, “ORSNA”) may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.
●	If ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

●	Italy. The approval process for the Florence Airport master plan requires authorization from both local and national authorities, with informational involvement of the European Commission. Any further delay could adversely affect our ability to increase revenues and profits derived from the operation of such airport.
●	Brazil. We are in a contractual renegotiation process of the Brazilian Concession Agreement under which we incurred losses due to the accretion of the financial liability recognized as a result of the contractual fixed concession fee.
●	Uruguay. Our Uruguayan airport operations, particularly at Punta del Este Airport, are heavily dependent on air traffic from Argentina and Brazil. Any deterioration in the economic conditions of our neighboring markets, particularly Argentina, could have a material impact on our business and operating results.
●	Armenia. The ongoing war between Russia and Ukraine has and will likely continue to disrupt air travel routes and passenger flows, which could negatively affect our operational performance and results of operations.

Risks Related to Our Common Shares

●	We issued, and may further issue, options, restricted shares, and other forms of share-based compensation, which could dilute shareholder value and cause the price of our common shares to decline.
●	A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, regardless of our operational performance.

Risks Related to Our Business and Industry

Our concessions may be terminated under various circumstances, some of which are beyond our control.

Our business consists of acquiring, developing and operating airport concessions. These concessions are granted by governmental authorities for a limited period of time and subject to several conditions and obligations.

Our airport concessions may be terminated under various circumstances, many of which are beyond our control. Our concession agreements may be terminated at any time by the relevant governments or agencies. Termination can occur at any time for public interest reasons or due to our material and repeated breaches of the concession terms. In addition, our concession agreements may be terminated as a result of auction processes, in the event that a different concessionaire is awarded the concession. The termination of one or more of our concessions could have a material adverse effect on our business, financial condition, and results of operations.

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

We may be subject to monetary penalties or face early termination of our concession agreements if we fail to comply with their terms. Certain breaches may provide for cure periods or other remedial actions, while substantial or repeated violations, can result in monetary sanctions or, in some cases, immediate termination of the applicable concession. Difficulties in meeting our obligations under our concession agreements or complying with applicable laws and regulations enforced by the relevant governmental authorities may result in sanctions on us. For a description of the consequences that may result from violation of concessions terms, or applicable local laws and regulations related to such concessions, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework.” Monetary penalties could negatively affect our results of operations.

In addition, under all our concession agreements, we are required to establish and comply with an investment plan for the airports covered under such agreements. Failure to fulfill our investment commitments on a timely basis or obtain sufficient financing to fund the projects, could lead to a breach of the relevant concession agreement, potentially resulting in monetary fines or the early termination of our concession agreements.

Changes in government policies, legal frameworks, or concession terms could adversely affect our operating rights, potentially leading to financial and operational disruptions.

Our business operations rely on concessions, licenses, and regulatory approvals granted by governmental authorities. Changes in government policies, legal frameworks, or the terms and conditions of our concessions agreements could negatively impact our ability to operate and expand our business. These changes may include modifications to concession agreements, imposition of stricter regulatory requirements, increased fees or taxes, or even early termination of operating rights.

If any of these changes occur, we may face delays, additional costs, or legal disputes that could adversely affect our financial performance. Moreover, uncertainty regarding future regulatory actions could impact our long-term investment decisions and business strategy. Failure to effectively adapt to such regulatory changes could result in operational disruptions, decreased revenues, or financial losses.

Our revenue and profitability may be adversely affected if we are unable to win new concession agreements, acquire companies with existing concession agreements, or otherwise improve or expand our current operations.

Our growth strategy relies on identifying and winning new concession agreements, acquiring companies with existing concession agreements, or improving and expanding our current operations. Our future growth may also depend on greenfield development projects, which may require significant development timelines and upfront financial commitments for construction and development. Although we anticipate having opportunities to bid for new concession agreements or acquire existing concessionaires in the future, we cannot predict the frequency or accuracy of such opportunities. We may not be able to successfully expand our operations due to, among other factors, an inability to accurately assess the suitability of airport locations, anticipate all the challenges imposed by expanding our operations or succeed in executing our growth plan efficiently. We also may fail to execute expansion projects without budget or, on a timely basis or expand at all. Additionally, the ability of certain subsidiaries of the Company to complete the investments required by the concession contracts within the agreed deadlines and costs, as well as to comply with the regulatory and contractual requirements of the granting authorities, may depend on additional capital contributions from CAAP. In addition, to secure a particular concession contract, we may be required to make investments or incur other expenses that would render such concession less economically attractive.

Our growth strategy and the substantial investment associated with the acquisition of new concessions or expansion existing concessions may cause our operating results to fluctuate and be unpredictable.

Outbreaks of infectious diseases and public health crises could materially adversely affect traffic levels and air traffic demand.

Outbreaks of existing or future infectious diseases, public health crises, and governmental responses to such events, could provoke responses that negatively affect passenger air traffic. Future pandemics, epidemics or other global or regional public health emergencies, including new variants of existing diseases, could have a negative impact on our business and our revenue. Since our revenue heavily depends on passenger traffic levels, any future health emergency could lead to decreased passengers numbers and increased industry costs, materially affecting our revenues and operational results.

Unfavorable global economic and market conditions could materially adversely affect our business and operating results.

Our business relies on the overall condition of the global economy. If the conditions of the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of military conflicts, terrorism or other geopolitical events, our business, our operating results and our financial condition may be materially adversely affected.

Following the COVID-19 pandemic, the United States and global markets experienced material increase in the level of inflation. Increases in inflation rates raise our costs for commodities, labor, materials, services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Elevated inflation rates have caused, and may cause in the future, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. An inadequate response to these risks could have a material adverse impact on our financial condition, results of operations and cash flows.

There can be no assurance that credit and financial market instability or a deterioration in confidence in global economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and complicate our ability to obtain necessary debt or equity financing, making it more expensive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may also be adversely affected by these risks, impacting our ability to achieve our operating goals on schedule and on budget.

Geopolitical uncertainties and increasing trade protectionism, including the escalation of international conflicts, trade wars and economic sanctions, may negatively impact global economic conditions, affecting air travel demand and airport operations. These factors could reduce international air travel volumes, disrupt airline operations, and have a material adverse effect on our business, results of operations and financial condition.

The ongoing war between Russia and Ukraine continues to affect international air travel and global aviation operations. As a response to the flight bans imposed by Western countries and the European Union, Russia has closed its airspace to carriers from these regions. Additionally, airlines are avoiding routes over the conflict zone, disrupting global supply chains (including the supply of aircraft components), and adversely affecting air travel accessibility.

In response to Russia’s invasion of Ukraine, the European Union, the U.K. and the U.S. introduced extensive sanctions on Russia and Belarus, including targeted restrictions on individuals and entities, export controls, restrictions on economic relations, trade and financial transactions. These sanctions have had, and may continue to have a disruptive effect on global markets, particularly energy markets, contributing to volatility in fuel prices and increasing costs for airlines and airport operators. Such measures may also continue to affect passenger demand, airline capacity and route networks.

Global markets and supply chains have been, and may continue to be, adversely affected by the ongoing conflict following the Hamas attack on October 7, 2023 and the subsequent military response by Israel. After an initial agreement in January 2025, on October 9, 2025, Israel and Hamas entered into a renewed ceasefire agreement calling for a permanent end of the war. However, there are no assurances that such as agreement will hold. The security situation remains fluid, and any renewed military actions, restrictions, or government-imposed measures could adversely affect our operations, supply chains, and financial condition. While, as of the date of this report, we have not experienced any material adverse effects on our operations as a direct result of this conflict, a continuation or escalation of hostilities could adversely affect global economic conditions, financial markets, energy prices and supply chains, which in turn could have a material adverse effect on our business.

Iran also launched direct attacks on Israel in April and October 2024, and in June 2025, Israel launched a preemptive strike on Iranian military and nuclear infrastructure. The United States also conducted strikes on Iranian nuclear facilities in June 2025. Iran responded with drone and missile attacks on Israeli cities and U.S. bases in the region. More recently, on February 28, 2026, the United States and Israel launched a joint military operation against Iran—codenamed “Operation Epic Fury”—targeting the country’s leadership, nuclear facilities, missile sites, and security forces, resulting in the killing of Supreme Leader Ayatollah Ali Khamenei and other senior Iranian officials, and its more recently named Supreme Leader, Mojtaba Khamenei, the son of Ali Khamenei. In retaliation, Iran launched hundreds of ballistic missiles and drones against Israel, United Arab Emirates, Qatar, and U.S. military bases in the region. Iran is also believed to have significant influence over extremist groups in the region, including Hamas, Hezbollah, and the Houthis. Ongoing geopolitical tensions, including the potential for military escalation and broader regional conflict, may adversely affect economic conditions and create uncertainty that could negatively impact our business, financial condition and results of operations. In addition, the virtual closure of shipping through the Strait of Hormuz has raised concerns about broader disruptions to global energy supply, which could in turn contribute to elevated inflation and slower economic growth in major economies. As an example, on March 8, 2026, oil prices surged due to the war, reaching U.S.$119.50 a barrel, being that the first time in four years in which prices rose above U.S.$100 per barrel. The price came down to just below U.S.$100 per barrel on that same day. However, considering the importance of the region for global oil supply, a prolonged conflict could materially increase oil prices.

In addition to the ongoing conflict in the Middle East, on January 3, 2026, United States military forces conducted a large-scale operation in Venezuela known as “Operation Absolute Resolve,” which resulted in the capture of Venezuelan President Nicolás Maduro and his wife, Cilia Flores, in Caracas and their transfer to the United States to face federal charges. The intervention has elicited strong international reactions and underscored the potential for rapid shifts in political dynamics in the region, which could influence investor perceptions of risk and volatility in emerging markets, including Argentina.

We cannot predict the progress, outcome or consequences of the conflicts in Ukraine or Israel, or their broader impacts in Ukraine, Russia, Belarus, Europe, the U.S., the Middle East, Iran or Venezuela. The duration and effects of military conflicts are highly unpredictable and could lead to significant market and other disruptions, including significant volatility in commodity prices, fluctuations in energy resources supply, instability in financial markets, supply chain disruptions, political and social instability, trade disputes or, changes in consumer or purchaser preferences, as well as an increase in cyberattacks and espionage. These geopolitical tensions have contributed to increases in fuel price and may continue to affect our profitability. Sanctions, trade disputes, or other governmental action related to tariffs or international trade agreements, could have a material adverse effect on passenger traffic on our airports influencing our services, costs and suppliers and, consequently, on our business and financial results.

We could be subject to acts of terrorism, or war or geopolitical conflicts, which could have a negative impact on air travel and result in increased security requirements.

Our airports operate under a stringent and complex security regime, mandated by governmental authorities, which may impose additional security measures from time to time, including as a result of acts of terrorism, threats of terrorism, geopolitical instability or armed conflicts. The consequences of the ongoing Russian and Ukraine war, the Israel-Hamas conflict, conflicts between Israel and the U.S. with Iran, as well as any future terrorist actions, threats or wars, may include the cancellation or delay of flights, reduced airline operations and passenger traffic, liability for damage or loss and the costs of repairing damage. Recent geopolitical escalations, including the conflict and related tensions in the Middle East involving Israel and Iran, illustrated the potential for armed conflicts to affect airport infrastructure and operations, including through airport closures, flight cancellations, airspace restrictions or rerouting of air traffic.

If, as a consequence of a conflict, or terrorist attack or other security-related incident, including the operation of drones or other flying devices, one or more of the airports we operate is affected, it may need to be partially or fully closed, whether for victims assistance, investigation or reconstruction of damaged areas; our operations could be disrupted for a prolonged period of time, which could lead to a decrease in revenue and increase in costs for the reconstruction of the affected areas, to the extent these are not covered by insurance policies.

Moreover, if an accident, act of terrorism or threat, whether occurring at our airports or elsewhere, adversely impacts the safety standards of our passengers, there could be a decrease of user’s perception of safety, and, consequently, there could be a reduction in passenger air traffic for an indefinite period of time, which could adversely affect our business, financial condition, and results of operations.

Furthermore, the implementation of additional security measures at our airports in the future could lead to additional limitations on airport capacity or retail space, increase overcrowding, raise in operating costs and cause delays in passenger movement through the airport, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Our business may also be affected by wars or armed conflicts in any region of the world, including, for example, the Russian and Ukraine war, and the Israel-Hamas conflict, the broader escalation involving Iran, the United States and Israel, and the U.S. military action in Ecuador against narco-terrorist groups. More broadly, airspace closures and restrictions imposed in connection with armed conflicts or security threats, whether involving the closure of national airspace by countries involved in hostilities or the establishment of no-fly zones, can materially disrupt global and regional flight networks. Among other things, such conflicts and restrictions can lead to increased prices of fuel, supplies, and interest rates for aircraft leases, which could, in turn, result in higher airline ticket prices and a decline in demand for air transportation, as well as increased security related costs.

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

A global security monitoring service (SMS) including an incident response and threat intelligence service is activated. In 2025, an offensive security strategy was deployed as a preventive approach to cyberattacks. This service allows us to respond more quickly and efficiently to any potential security breach. On the other hand, we are implementing and strengthening security measures to maintain and improve protection of information, increasing endpoint and perimeter protection, vulnerability management processes to improve the global posture of the company in terms of information security. However, these information technology systems cannot be completely protected against certain events such as natural disasters, fraud, computer viruses, hacking, communication failures, equipment breakdown, software errors and other technical problems. The occurrence of any of these events could disrupt our operations, increasing costs and decreasing revenue, as well as damaging our public image and our business in general.

The loss or impairment of our relationship with governments and their agencies in the markets in which we operate could adversely affect our business, future revenues, and growth prospects.

Our main assets are concession rights granted by governments in the countries in which we operate. Our business depends largely on our ability to manage relationships with the relevant governments and their agencies. During the terms of our concessions, we have ongoing communications with the relevant governments and their agencies regarding, among other things, the terms and conditions of the concession, compliance with the concession agreement, the applicable master plans and works to be performed at the airport works, including works not specifically required by the terms of the relevant concession, and the establishment of tariffs. Our business, prospects, financial condition, or operating results could be materially harmed if we were suspended or debarred from contracting with any such government or government agency, or if our reputation or relationship with any such government or agency is impaired.

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

For the years ended December 31, 2025, 2024 and 2023, the Ministro Pistarini International Airport (“Ezeiza Airport”) generated U.S.$409.0 million or 20.8% of our consolidated revenue, U.S.$437.0 million or 23.7% of our consolidated revenue, and U.S.$253.7 million or 18.2% of our consolidated revenue, respectively, for each of such periods. As a result of the substantial contribution to our revenue from the Ezeiza Airport, any event or condition affecting this airport (in addition to any potential termination or buyout of the AA2000 Concession Agreement) could materially adversely affect our business, financial condition, and results of operations. For example, an economic recession in Argentina, a reduction in the operations of Ezeiza Airport, competition from other airports or a decrease in the number of passengers traveling to Buenos Aires as tourists could cause a decrease in our revenue from this airport which, in turn, could materially adversely affect our business, financial condition and results of operations.

Increases in international fuel prices could reduce demand for air travel.

Fuel prices may fluctuate due to changes in output of petroleum, voluntary or otherwise, by oil producing countries, market forces, potential terrorist attacks, and general international conflicts, such as the ongoing Russian and Ukraine war, the Israel-Hamas conflict, conflicts between Israel and the U.S. with Iran, as well as military action by the U.S. in Venezuela. In the past, higher fuel costs lead to cancellations of routes, decreases in frequencies of flights and, in some cases, even contributed to airlines bankruptcies. In March 2026, there has been an increase in oil prices caused by the war in the Middle East involving the U.S., Israel and Iran and the virtual closure of the Strait of Hormuz. Although fuel is a widely traded global commodity, in the event of a significant increase in fuel prices in one or more of the countries in which we operate, or in one or more countries that provide significant numbers of international air passengers to the countries in which we operate, the effects of a localized price increase may be more significant than a general, worldwide increase in fuel prices. Such fluctuations may result in higher airline ticket prices and in a decrease in demand for air travel generally, both of which could have an adverse effect on our revenues and results of operations.

Extended interruptions or disruptions at the airports where we operate due to natural disasters, severe weather conditions or other adverse incidents, could affect our business and results of operations.

A significant extended disruption in service could have a material adverse impact on our business, financial condition and results of operations. Our operations could be impacted by flight cancellations and airport closures caused by weather and natural disasters. Severe weather conditions, particularly heavy snowfall, hurricanes, tornadoes, volcanic activity, earthquakes and tsunamis, can significantly disrupt service, cause cancellation of flights and negatively affect passenger traffic at airports, which may result in decreased revenues and increased costs. The disaster recovery and business continuity plans we have in place may be inadequate in the event of a major disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Competition from other destinations could adversely affect our business.

The principal factor affecting our business is the number of passengers that use our airports. Our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing destinations as well as by the level of business activity in each destination or the likelihood of airlines using any of those destinations as a hub or base for their operations. If the number of passengers using our airports is negatively impacted by competing airports and hubs in the geographic regions in which we operate, such development could have an adverse effect on our business, financial condition or results of operations.

We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.

Some of our employees are members of labor unions. For example, as of December 31, 2025, approximately 34.3% of our employees in Italy were members of labor unions and in Argentina 62.4% of our total workforce is represented by labor unions (Asociación de Personal Aeronautico – APA and Union de Personal Civil de la Nación – UPCN), among this group, 82.7% are union members / affiliates, representing 51.6% of our workforce. Negotiating labor contracts, either for new locations or to replace expiring contracts, is time consuming or may not be accomplished on a timely basis. In addition, we negotiate some of our collective bargaining agreements on an annual basis. If we are unable to satisfactorily negotiate those labor contracts with the labor unions on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt our business, adversely affecting our results of operations and our public image could be materially adversely affected by such labor disputes. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

The operations of our airports may be adversely affected by actions or inactions of third parties that are beyond our control.

Our airports depend on various services provided by governments and third parties who render services to passengers and airlines, such as meteorology, air traffic control, security, electricity, and immigration and customs services. In addition, we rely on third-party providers for certain complementary services such as baggage handling, ramp services, fuel services, catering and aircraft maintenance and repair. Although we implement security measures at some of our airports, the actual management or operation of security, is overseen by government agencies or third parties that we do not control. Any adverse situation related to such services, such as labor strikes or other similar events, could lead to flight cancellation and reduce passenger traffic at our airports. This may ultimately result in decreased revenues and adversely affect our business, financial condition, or results of operations.

The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.

None of our agreements with aeronautical customers require them to provide service at our airports. If any of our aeronautical customers were to reduce their use of our airports or operations due to reasons such as, merger, bankruptcy, or due to regulatory restrictions or the impact of any disease outbreak, or impacts of the Russia and Ukraine war or the Israel-Hamas conflict, among other factors, the remaining airlines may not increase their flight frequency to replace the flights that our aeronautical customers could no longer operate. Our business, revenue, and ability to recover receivables, could be adversely affected if we are unable to replace the business lost from our main aeronautical customers.

Our main aeronautical customers are Aerolíneas Argentinas Group and LATAM Group. In 2025 LATAM Group and Aerolíneas Argentinas Group accounted for 14.2% and 13.0% of our consolidated aeronautical revenue, respectively.

LATAM Group filed for Chapter 11 bankruptcy protection in May 2020 as a result of the COVID-19 pandemic and emerged from bankruptcy in November 2022. More recently, certain of our other aeronautical customers have filed for bankruptcy protection, such as Spirit Airlines (filed in August 2025), Gol Linhas Aéreas (filed in 2024 and emerged from bankruptcy protection in 2025), and Azul S.A. (filed in May 2025 and emerged from bankruptcy protection in February 2026).

Our significant concentration of aeronautical customers may expose us to a material adverse effect if one or more of our large aeronautical customers were to significantly suspend or interrupt their payments to us for any reason, such as insolvency or bankruptcy. Furthermore, any delays in payment or non-payment from a major aeronautical customer could materially and adversely affect the results of our operations.

An aircraft accident or other material factors beyond our control, such as disasters, climate-related catastrophes, among others, may affect the operation of our runways.

Runways may require unscheduled repair, renovation or reconstruction due to natural disasters, climate-related events, aircraft accidents and other factors beyond our control. The closure of any runway for a significant period of time could have a material adverse effect on the passenger numbers at our airports, leading to a material adverse effect on our operations and financial results.

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

We are exposed to risks related to the spaces sub concessioned to third parties, such as non-payment of certain fees and lease arrangements by sub concessionaires or a weakening demand for the use of the spaces allocated to sub concessionaires. Many of our sub concessionaires’ locations are situated beyond the security checkpoints at airports and depend on customers spending a significant amount of time in the terminal. Changes in customers’ travel habits prior to departure, such as an increased use of airline business and first-class lounges, or an increase in the efficiency of ticketing, transportation safety procedures and air traffic control systems could reduce the amount of time that customers spend at such locations, which could materially reduce the revenue they are able to generate and which, in turn, could reduce the amount of fees and rent we can collect from our sub concessionaires. Any material reduction in these payments could adversely affect our business, results of operations and financial condition.

Our insurance policies may not provide sufficient coverage against all liabilities.

We are required to maintain insurance under all our concession agreements, and we seek to ensure all risks for which insurance coverage is available on commercially reasonable terms. However, we cannot guarantee that our insurance policies will cover all our liabilities in the event of an accident, natural disaster, terrorist attack or other incident. The insurance market for airport liability coverage generally and for airport construction in particular, is limited and a change in the coverage policy by the insurance companies involved could reduce our ability to obtain and maintain adequate or cost-effective coverage. For example, insurance alternatives in Armenia are limited, therefore, we could incur higher costs in obtaining insurance policies as required under the concession.

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

We are required to ensure public safety and to reduce the risk of accidents at our airports. This includes implementing measures, such as hiring private security services, maintaining our airports’ infrastructure and fire safety in public spaces, and providing emergency medical services. These obligations could expose us to liability to third parties for personal injury or property damage and, to the extent that such liabilities are not adequately covered by insurance, could adversely affect our financial condition and results of operations.

Most of our operations are located in emerging markets.

Our existing concessions are mostly in countries with emerging economies. Most of our operations are located in emerging markets and investments in developing economies generally involve investment risks. These risks include political, social, and economic events, any of which could impact our operations or the market value of our common shares and have a material adverse effect on our business, financial condition, and results of operations. These risks and instability are caused by many different factors, including the following:

●	adverse external economic conditions;
●	inconsistent fiscal and monetary policies (including currency devaluation);
●	dependence on external financing;
●	changes in governmental economic and tax policies and regulations;
●	high levels of inflation;
●	fluctuations in currency values;
●	high interest rates;
●	wage increases and price controls;
●	limitations on imports;
●	exchange rate and capital controls;
●	political and social tensions;
●	fluctuations in central bank reserves; and
●	trade barriers.

Emerging markets have historically experienced uneven periods of economic growth, as well as recessions, periods of high inflation and economic instability. Adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition, and results of operations.

Some of the countries in which we operate have experienced, or are currently experiencing, high inflation rates. Governments of these countries often respond with tight monetary policies and high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Additionally, inflation is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and which could adversely affect our operating margins and operating income in some of the emerging markets in which we operate.

Depreciation or fluctuation of the currencies of the countries where we operate could adversely affect our results of operations and financial condition.

Many of the countries where we operate have experienced volatility in the exchange rate of their currency against the U.S. dollar. Because we present our financial statements in U.S. dollars, this volatility may reduce the revenues we report or increase the expenses we report in any given period. These effects may in turn have an adverse effect on the market performance of our common shares. In addition, given a substantial amount of dollar-denominated indebtedness, exchange rate fluctuations may result in higher debt service costs. Finally, when we receive revenues in a currency different from that in which we pay expenses, currency volatility may affect the profitability of our operations.

We are subject to various environmental laws, regulations and authorizations that affect our operations and may expose us to significant costs, liabilities, obligations, or restrictions.

We, our sub-concessionaires and our aeronautical customers are subject to various environmental laws, regulations and authorizations governing, among other things, the generation, use, transportation, management and disposal of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and human health and safety. Failure to comply with these environmental requirements, including the terms of our concession agreements, could result in our being subject to litigation, fines, or other sanctions. We could also incur significant capital or other compliance costs relating to such requirements. We could also be held liable for contamination, human exposure to hazardous materials or other environmental damage at our airports or otherwise related to our operations. Environmental claims have already been asserted against us, and additional claims may be asserted against us in the future. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Argentine Proceedings—Environmental Proceedings.” We are unable to determine our potential liability under these pending or possible future claims and we only have environmental insurance coverage for environmental damages at a limited number of our airports.

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

Taxes payable by companies in many of the countries in which we operate are substantial and include value-added tax, excise duties, profit taxes, payroll related taxes, property taxes, and other taxes. In certain countries in which we operate, such as Brazil or Argentina, the tax system is highly complex and the interpretation of the tax laws and regulations is commonly controversial, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In addition, there may be changes that result from enactment of additional tax reforms or changes to the manner in which current tax laws are applied that cannot be quantified and there can be no assurance that any such reforms or changes would not have an adverse effect upon our revenues. For instance, most jurisdictions in which we operate have adopted new transfer pricing measures. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have an adverse effect on us.

Over the past few years, tax administrations around the world have put in place a number of initiatives to facilitate communication and information exchange among each other, have become more rigid in exercising any discretion they may have, and have increased their scrutiny of company tax filings. In this regard, the G20 / Organisation for Economic Co-operation and Development (“OECD”) Inclusive Framework has been working on addressing a number of tax challenges such as transparency, exchange of information, coherence, and substance, and to this end has proposed numerous tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans.

To this end, in December 2021 the OECD released the Pillar Two Model Rules (the Global Anti-Base Erosion Proposal, or “GloBE” rules) for a new global minimum tax framework introducing a minimum tax regime for multinationals. At the EU level, the European Council formally adopted the directive implementing Pillar Two and Member States were obliged to transpose the directive into national laws before 31 December 2023. The EU has also adopted a number of Directives (namely, the Anti-Tax Avoidance Directives, or ATAD), which seek to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made, and business is effectively performed.

On December 18, 2024, the Brazilian Congress approved bill No. 3,817, subsequently enacted as Law No. 15,079, which implements Pillar Two rules in the country. The rules were further regulated by Normative Instruction No. 2,228. This law introduced a Qualified Domestic Minimum Top-up Tax (QDMTT), implemented through an additional of Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido – CSLL). Although the law does not include the Income Inclusion Rules (IIR) or the Undertaxed Payments Rule (UTPR) methods, it regulates their interaction with the Brazilian QDMTT where a company is subject to such regimes in other jurisdictions. The Brazilian QDMTT rules are largely aligned with the GloBE Rules and are effective for fiscal years starting on or after January 1, 2025.

On December 9, 2025, the Parliament of Uruguay approved the introduction of a Pillar 2 QDMTT, also largely in line with the GloBE rules. As in the case referred above, the new measures do not include the IIR or UTPR.

In January 2026, the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (“Inclusive Framework”) published a comprehensive package of administrative guidance under the GloBE Model Rules, commonly referred to as the “Side-by-Side” or “SbS” Package. This package supplements the existing Pillar Two global minimum tax framework and sets out a coordinated approach intended to support consistent implementation of minimum tax arrangements across participating jurisdictions, reducing compliance burdens and, in certain cases, limit the application of the GloBE rules for eligible multinational enterprise groups.

We do not expect these developments to have a material adverse effect on our results of operations, financial condition or liquidity, although actual outcomes may differ from current expectations. While we have taken steps to comply with the evolving tax initiatives of the OECD, the US, and the EU, given the complexity of tax laws, related regulations, and evolving interpretations, including local adoption and legislative implementation by individual jurisdictions required for the above to have legal effect in those jurisdictions, significant uncertainties remain as to the outcome of our efforts.

In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws that may be interpreted differently by the competent tax authorities and courts. As a result, this could have an adverse effect on us, as the new rules could result in new taxes and/or additional costs for the Company when complying with the new reporting obligations.

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

Any of these events occurring alone or jointly could lead to an increase in our tax burden and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our acquisition strategy could involve additional risks that could have an adverse effect on our business, financial condition, and results of operations.

We are actively exploring opportunities to acquire or invest in existing or new concessions that will complement or expand our business. These opportunities may involve government-owned entities and private sector companies. Future acquisitions may result in a dilutive issuance of equity securities, an increase in our indebtedness levels, a reduction in existing cash balances, amortization of expenses related to goodwill and other intangible assets or other charges to operations. Additional leverage could require us to allocate cash flow to meet debt service obligations, thus decreasing the funds available for working capital and general business operations. These factors could have an adverse effect on our business, financial condition, results of operations or prospects.

Future concessions or acquisitions could involve various risks, such as lower relative operating margins and potential impairment charges for acquired assets due to their performance. The timing of acquisitions and integration costs and the speed at which the economic benefits of integration are realized, may further impact our results.

Furthermore, future growth may also place additional demands on our personnel and other resources, including an increased level of responsibility for management. Our ability to manage growth effectively will require ongoing improvements in our operational, management and financial systems and controls and to successfully train, and motivate our employees. If our management is unable to manage this effectively, our business could be adversely affected.

Our inability to raise additional financing may limit our operations.

We may have limited ability to incur additional financing for some of our concession agreements, which may entail significant implications for investors, among them (i) limiting our ability to meet future investment obligations with respect to the airports we operate under our concession agreements or other capital expenditures required for their operation; and (ii) limiting our flexibility to take advantage of new business opportunities within the markets in which we operate or potential new markets. Any of these conditions may ultimately affect our operations and financial results.

Many of our most significant subsidiaries have substantial non-controlling interests owned by third-parties, and any major conflict with minority shareholders may have an adverse effect on our business.

We indirectly own 85.0%, and 51.0% of our principal operating subsidiaries in Argentina and Brazil, respectively, AA2000 and Inframerica Concessionária Do Aeroporto De Brasília S.A. (“ICAB”). Likewise, we indirectly own 100% of Corporación América Italia S.p.A. (“CA Italy”) which holds 62.3% of our key Italian operating subsidiary, Toscana Aeroporti S.p.A. (“TA”). As we control these entities, we record all their revenues and expenses and then allocate net income between controlling and non-controlling interest. However, the other shareholders of these entities, including public shareholders, in Italy, may have interests different from ours, and any substantial conflict with minority shareholders may have an adverse effect on our business, financial condition or results of operations.

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

Under the FAA regulations, the aviation safety rating of any of these countries in which we operate could be downgraded. Airlines from affected countries could be prevented from expanding or changing their current operations to and from the United States, except under certain limited circumstances. Additionally, code-sharing arrangements between these airlines and U.S. airlines could be suspended, and operations by such airlines flying to the United States could be subject to increased administrative oversight. Any additional regulatory requirements could result in reduced passenger traffic originating in or destined to the United States by non-U.S. airlines operating at our airports or, in some cases, in an increase in the cost of service, which could result in a decrease in demand for travel. The FAA may downgrade the air safety rating of any of the countries in which we operate in the future. The European Aviation Safety Agency and other regulatory agencies may take similar actions, either independently or in response to any such actions taken by the FAA. Such actions might reduce our revenues and have a negative impact on passenger traffic.

We are subject to anti-corruption laws in the jurisdictions in which we operate.

We are subject to anti-corruption laws in the jurisdictions in which we operate, such as the U.S. Foreign Corrupt Practices Act, the Argentine Anticorruption Law of 2018 (Law No. 27,401), the Italian Corruption Law of 2012 (Law No. 190), the Brazil Clean Company Act of 2013 (Law No. 12,846), the Uruguayan Anticorruption Law of 1998 (Law No. 17.060) and relevant provisions of the Criminal Code (Law 9.155) and the Armenia Law on the Committee for Preventing Corruption (Law No. HO-96-N). These anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to local and foreign officials for the purpose of obtaining or keeping business and/or other benefits.

In 2021, the Ecuadorian Criminal Code was amended to address corporate criminal liability through good governance and compliance programs, incorporating new offenses related to corruption. Additionally, on July 29, 2025, the new law on the prevention, detection, and combating of the crime of money laundering and the financing of other crimes was published.

The Brazilian Clean Company Act establishes strict liability for companies in connection with corrupt acts committed by their employees, agents, and intermediaries. As a result, a company may be held liable for such acts regardless of any finding of fault or intent on its part. See “Item 3. Key Information—Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil.” Our business model requires ongoing interaction with governmental authorities and agencies, from the initial bidding process for concessions and throughout their entire term. Although we have implemented a compliance program and strive to ensure ongoing compliance with all applicable anti-corruption laws, we cannot guarantee that our employees, agents, or third-party contractors will not engage in conduct that violates our policies or the law, for which we may be held liable. Failure to comply with anti-corruption laws and other regulations governing business with government entities, including local legislation, may expose us to civil penalties, heavy fines, and other remedial or administrative measures. Under Brazilian law, such sanctions may include the compulsory public disclosure of the violation and the penalties imposed, which could amplify reputational damage well beyond the direct financial impact. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations and prospects. In Brazil, enforcement authorities formally assess the effectiveness of a company’s integrity and compliance program against established regulatory criteria when determining applicable sanctions. Since an effective program can serve as a key mitigating factor, maintaining robust policies and procedures to prevent illegal or improper activities – including corruption involving government entities and public officials – is therefore essential.

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

In the European Union, Directive (EU) 2022/2464 (Corporate Sustainability Reporting Directive or “CSRD”) entered into force on January 5, 2023, establishing enhanced requirements for the disclosure of social and environmental information. However, on February 26, 2025, the European Commission proposed an “Omnibus Bill” to scale back the reach and impact of its sustainability-related reporting requirements and postpone the compliance reporting date by two years. On April 2025, the CSRD, among other sustainability-related regulations, went under revision by the European Parliament and Council with the ‘Stop-the-clock’ Directive, to simplify its requirements. Following a provisional agreement reached on December 9, 2025, as part of the “Omnibus I” simplification package, the scope and reporting mandates of the CSRD were significantly revised to reduce administrative burdens. Under the updated framework, the CSRD primarily applies to large EU undertakings and parent undertakings of large groups exceeding an average of 1,000 employees and a net turnover of €450.0 million. While the directive maintains the ‘double materiality’ principle, requiring companies to report on both financial risks to the undertaking and their impact on people and the environment, the European Sustainability Reporting Standards (ESRS) have been simplified to prioritize quantitative data.

Risks Related to Argentina and the AA2000 Concession Agreement

The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement.

The Technical Conditions of the Extension approved by Decree No. 1009/2020 (“Technical Conditions of the Extension”) established the following commitments for AA2000: (i) allocate an amount equal to U.S.$132.0 million (VAT included) as direct investment to complete 2020 and 2021 ongoing works (the “2020/2021 Direct Investment Commitment”); (ii) use its best efforts to obtain the greatest leverage possible, before December 31, 2021, to have an early inflow of up to (a) U.S.$85.0 million in the “Trust Fund for Works of Group A of Airports of the National Airport System” (the “Development Trust”) and (b) U.S.$124.0 million in the “Additional Fund for Substantial Investments in Group A of Airports” (the “Development Trust Leverage Commitment”); (iii) secure, before March 31, 2022, or, provided that there are justified reasons and subject to ORSNA’s approval, before December 2022, a certain level of funds available in an aggregate amount of U.S.$406.5 million (VAT included), which shall be applied to: (a) works considered as direct investment, to be carried out preferably during 2022/2023 (the “2022/2023 Commitment”) and (b) the redemption of preferred shares of the Argentine Government to be performed by AA2000 before March 31, 2022 (the “Redemption of the Preferred Shares Commitment,” and jointly with the 2022/2023 Commitment, the “Availability of Funds Commitment”); and (iv) make direct investments for U.S.$200.0 million (VAT included), between the years 2024 and 2027, at an annual average of U.S.$50.0 million (VAT included), in addition to any direct investment balance carried forward from the 2021/2023 period (the “2024-2027 Commitment”). With respect to the capital expenditures to be performed under the 2022/2023 Commitment and the 2024-2027 Commitment, Resolution No. 60/2021 of ORSNA established that these investments amount to approximately U.S.$500.0 million plus VAT, to be performed in two phases: (i) phase 1, approximately U.S.$336.0 million plus VAT to be performed preferably in 2022 and 2023 (the “Phase 1 Commitment”), and (ii) phase 2, annual investments of approximately U.S.$41.0 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164.0 million plus VAT (the “Phase 2 Commitment”). The financial projections of income and expenses attached to the Technical Conditions of the Extension include the estimated dates on which the referred commitments and capital expenditures would need to be performed.

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

With respect to the Development Trust Leverage Commitment, in December 2022 and January 2023, AA2000 informed ORSNA that it had complied with its best efforts obligation under this commitment. On May 22, 2023, in response to the filing made by AA2000, ORSNA acknowledged the best efforts performed by AA2000 in compliance with the Development Trust Leverage Commitment and requested AA2000’s collaboration so that, if ORSNA deems it appropriate and the financial landscape improves, other financing options for the Development Trust may be sought. In light of this, on May 23, 2023, AA2000 expressed its agreement to fully collaborate with ORSNA to that end.

Regarding the Phase 1 Commitment, AA2000 completed the infrastructure works under the terms provided by the Technical Conditions of the Extension and Resolution No. 60/2021, while it is currently executing the Phase 2 Commitment. In February and November 2024, AA2000 informed ORSNA about the status of the Phase 1 Commitment. In the filing made in November 2024, AA2000 informed ORSNA of the investments performed as of December 31, 2023, and May 31, 2024 (including accounting certifications to support the information submitted by AA2000). Between January 1, 2022, and December 31, 2023, investments for an amount of U.S.$363.0 million have been completed (including the Redemption of the Preferred Shares Commitment). Between January 1, 2022 and May 31, 2024, the aggregate amount of investments performed under this commitment amounts to U.S.$407.1 million (VAT included). With respect to the Phase 2 Commitment, AA2000 executed works for U.S.$52.0 million (VAT included) in 2024, which were completed in 2025 for an additional U.S.$52.8 million (VAT included). As of December 31, 2025, the aggregate amount of investments performed in relation with Phase 2 Commitment was U.S.$106 million which surpasses the required commitment amount under this phase. In May and December 2025, AA2000 informed ORSNA about the status of the Phase 2 Commitment. As of the date of this annual report, ORSNA has not issued a response to the filings made by AA2000.

Furthermore, pursuant to the Technical Conditions of the Extension, the capital expenditure requirements for the remaining years of the concession will be determined at ORSNA’s discretion. As a result, AA2000 may be required to undertake investments higher than currently expected, which could adversely affect our cash flows, financial condition and ability to plan and allocate capital. There can be no assurance that the investment levels ultimately determined by ORSNA will be consistent with our financial projections or that we will be able to obtain financing for such investments on favorable terms or at all. For further information on the investment commitments under the AA2000 Concession Agreement, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Investment Commitments.”

In addition, ORSNA has in the past required AA2000 to provide performance guarantees covering the full amount of its investment commitments, in addition to the annual guarantee equal to 50% of each year’s investment plan required under the AA2000 Concession Agreement. There can be no assurance that ORSNA will not impose similar requirements in connection with future investment obligations (including for the 2028-2038 period, the amounts of which have not yet been determined). Any such requirement could result in significant additional costs related to surety bond premiums or bank guarantees, reduce our available credit lines and adversely affect our liquidity and financial condition. For further information on the performance guarantees, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement.”

As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. However, failure to fully comply with the pending commitments (in particular, the Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of the AA2000 Concession Agreement. In turn, the regulator could condition, restrict or otherwise subject the distribution of dividends of AA2000 to the fulfillment of outstanding investment commitments. Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, and New Money 2021 Notes (as defined herein). For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Pursuant to the AA2000 Concession Agreement, since February 2018, the Argentine Government may buy out our concession, which would materially affect our revenues and operations.

Pursuant to the AA2000 Concession Agreement, since February 13, 2018, the Argentine Government has the right to “buy-out” (“rescatar”) the AA2000 Concession Agreement for public interest reasons and upon prior notification to us. In the event that the Argentine Government were to exercise this option, it would be required to indemnify us in an amount equal to the value of the non-amortized aeronautical investments we have made as of the time of the buy-out, multiplied by 1.10, plus the value of all other investments we have made and which have not been amortized. The Argentine Government would not be required to indemnify us for investments that were not included in our investment plan or that were not approved by ORSNA. The Argentine Government would also not be required to indemnify us for lost revenue or lost profits. The Argentine Government would be required to assume in full any debts incurred by us to acquire goods or services for purposes of providing airport services, except for debts incurred in connection with the investment plan for which we would be compensated as part of the payment made to us by the Argentine Government. Furthermore, the buy-out of the AA2000 Concession Agreement would constitute an event of default under our Argentine Notes Series 2017, Argentine Notes Series 2020, Argentine Notes Series 2021 and the New Money 2021 Notes, As of December 31, 2025, the principal amount outstanding under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, and the New Money 2021 Notes is U.S.$6.3 million, U.S.$22.6 million, U.S.$272.9 million, and U.S.$51.0 million, respectively. The Argentine Government’s indemnification obligations in combination with the collateral structure under the notes may not be adequate to repay the holders of such notes. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

For the years ended December 31, 2025, 2024, and 2023, the revenue derived from our operation of the airports under the AA2000 Concession Agreement represented 54.0%, 56.4% and 45.1%, respectively, of our total consolidated revenue. If the Argentine Government exercises its right to buy-out the AA2000 Concession Agreement, such buy-out would have a material adverse effect on our business, financial condition, and results of operations.

The ORSNA may adjust the fees we charge for aeronautical services, the payments we are required to make to the Argentine Government and our investment plan in a way that is detrimental to us or fail to adjust them to restore the AA2000 Concession Agreement’s economic equilibrium.

Under the AA2000 Concession Agreement, ORSNA is required to conduct an annual review of AA2000’s financial projections and, if necessary, to re-establish economic equilibrium by adjusting (i) the fees we charge airlines and passengers for aeronautical services, (ii) certain payments we make to the Argentine Government pursuant to the AA2000 Concession Agreement, and/or (iii) our investment obligations. On January 13, 2021, ORSNA, through Resolution No. 4/2021, increased the fees that AA2000 may charge to international passengers from U.S.$51.00 to U.S.$57.00. In December 2021, ORSNA issued Resolution No. 83/2021 approving an increase in the use fee charged to domestic passengers departing from Category I airports, establishing a use fee of AR$614. In December 2022, ORSNA issued Resolution No. 98/2022 approving an increase in the use fee charged to domestic passengers, establishing a use fee of AR$1,100 effective as of January 2023. In November 2023, ORSNA issued Resolution No. 84/2023 by virtue of which a new increase of the use fee charged to domestic passengers was approved, establishing a use fee of AR$2,540 for Category I airports, AR$1,771 for Category II airports and AR$1,551 for Categories III and IV airports, effective as of January 2024. In October 2024, ORSNA issued Resolution No. 29/2024 by virtue of which a new increase of the use fee charged to domestic passengers was approved, establishing a use fee of AR$5,685 for Category I airports, AR$3,963 for Category II airports, AR$3,472 for Categories III and IV airports, effective as November 2024. If ORSNA applies adjustments to the Specific Allocation of Revenues and to the fees we may charge or that we must pay under the AA2000 Concession Agreement in a way that is detrimental to us, or if ORSNA fails to adjust such fees in order to restore the AA2000 Concession Agreement’s economic equilibrium, or if ORSNA seeks to modify our rights under the AA2000 Concession Agreement, any of such actions or failures to act may have a material adverse effect on our business, financial condition and results of operations.

If ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.

ORSNA reviews our capital expenditures to monitor our compliance with the investment plan under the AA2000 Concession Agreement, and to determine whether such expenditures can be recorded in the registry maintained by ORSNA. If a capital expenditure is approved by ORSNA, it is then entered into its registry. ORSNA only approves investments that are supported by a certificate confirming the completion of the relevant works and does not approve investments made at the start of the works.

Accordingly, we may record capital expenditures during a period that has not yet been (and may never be) approved by ORSNA. If ORSNA does not approve our capital expenditures under the investment plan of the AA2000 Concession Agreement, we would be required to make additional capital expenditures. This may require us to obtain additional financing, which we may not be able to obtain on favorable terms or at all. Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 are currently under review by ORSNA. See “Argentina—Our Airports in Argentina—The AA2000 Concession Agreement—Economic Equilibrium.”

Recent political developments, in Argentina could affect macroeconomic, regulatory and social conditions in the country.

On October 26, 2025, national mid-term legislative elections were held in Argentina. The purpose of the mid-term elections was to renew 127 of the 257 seats in the Chamber of Deputies, the lower house of the Argentine Congress, and 24 of the 72 seats in the Senate, the upper house. President Javier Milei’s party, La Libertad Avanza, obtained approximately 40.7% of the national vote for the Chamber of Deputies and approximately 42.0% for the Senate, while the main opposition party, Fuerza Patria, obtained approximately 31.7% of the national vote for the Chamber of Deputies and approximately 28.4% for the Senate. On the day following the election, Argentine financial markets reacted positively: the peso appreciated against the U.S. dollar, Argentine sovereign bonds rose, and equity indexes recorded significant gains, reflecting improved investor confidence in the continuity of the administration’s policies.

However, despite the improvement in market sentiment, there can be no assurance that these conditions will be sustained over time. Political or social opposition to the government’s reform measures, adverse external developments or delays in the implementation of structural policies could reverse these trends and generate volatility in Argentine financial markets, adversely affecting access to international financing, the value of the Argentine peso and the overall stability of the Argentine economy. In addition, the outcome of these elections may lead to changes in government policies that could impact AA2000 businesses. We cannot assure you whether such changes will occur or, if they occur, estimate their timing or potential effects on AA2000’s operations and financial condition.

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

In the past, Argentina has experienced a period of severe political, economic and social crises, which have caused a significant economic contraction and have led to radical changes in government policies. Among other things, the crises resulted in Argentina defaulting on its sovereign foreign debt obligations, a significant devaluation of the Argentine peso and ensuing inflation, and the introduction of emergency measures that affected many sectors of the economy. Likewise, the decline in international demand for Argentine products, the lack of stability and competitiveness of the Argentine peso against other currencies, the decline in confidence among consumers and foreign and domestic investors, and the higher rate of inflation and future political uncertainties, among other factors, have affected the development of the Argentine economy.

In March 2023, continuing with the restructuring of the Argentine Government debt, the Ministry of Economy announced a new exchange of bonds and Treasury bills denominated in Argentine pesos with maturities in the short term, which obtained a 64% support.

In June 2023, the renewal of the currency swap between China and Argentina was finalized and a gradual extension to U.S.$10.0 billion was agreed. In July 2023, the Andean Development Corporation (“CAF”) approved a bridge loan to Argentina in the amount of U.S.$1.0 billion to cover the debt until the International Monetary Fund (“IMF”) board approves the refinancing of the program.

In August 2023, the government announced that Qatar granted a special drawing rights loan to Argentina for the equivalent of U.S.$770.0 million. In addition, Argentina obtained approval of the fifth and sixth reviews of the agreement signed with the IMF for a U.S.$7.5 billion disbursement. The current administration made a first payment for U.S.$960.0 million to the IMF through a loan granted by the Development Bank of Latin America.

In December 2024, the Argentine Central Bank (the “BCRA,” for its acronym in Spanish) announced that it has arranged a Repurchase Agreement (“REPO,” for its Spanish acronym) with five top-tier international banks, for an amount of U.S.$1,000 million. By virtue of the REPO, the BCRA will deliver dollar-denominated notes (“BOPREAL”) to the international banks, which were originally issued by the BCRA in order to regularize the significant level of outstanding commercial debt owed by Argentine importers, that will be repurchased after 28 months, at an interest rate of 8.8%. In June 2025, the BCRA announced the increase by U.S.$2.0 billion of the aggregate amount of the repo transaction with BOPREAL.

In January 2025, the Supreme Court of the United States rejected the appeal filed by Argentina in a case related to the Brady bonds and its holdout creditors. Pursuant to this ruling, creditors have been authorized to seize Argentina for U.S.$310.0 million. As of the date of this annual report, no seizure has been made.

On January 7, 2026, the BCRA announced that it entered into a new repo with six international banks using part of its holdings of BONARES 2035 and 2038 securities, for the total amount tendered of U.S.$3,000 million, with a final term of 372 days.

In addition, as of the date of this annual report, the current administration has made payments to the IMF in accordance with the scheduled maturity calendar and has complied with the targets agreed upon with the organization for quarterly reviews, which include accumulating reserves and significantly reducing the fiscal deficit. The government’s ability to continue achieving the commitments required by the IMF allowed the approval of a new extended fund facility (the “Extended Fund Facility”) with the purpose of refinancing liabilities, including non-transferable treasury bills and amounts outstanding under the existing extended facilities agreement with the IMF. The Extended Fund Facility was ratified by Congress in March 2025 and approved by the IMF Executive Board in April 2025. The facility comprises a comprehensive economic program supported by a 48-month arrangement totaling U.S.$20.0 billion. Key pillars of the Extended Fund Facility include maintaining a strong fiscal anchor, transitioning towards a more robust monetary and foreign exchange regime, with greater exchange rate flexibility in the context of a gradual easing of foreign exchange restrictions, and advancing a broad range of structural reforms to foster a more dynamic, market-oriented economy. If the current administration continues to achieve the macroeconomic goals contemplated by the Ministry of Economy, Argentina and Argentine companies may have more opportunities to obtain financing in international markets. However, there can be no assurance that these conditions will be sustained over time. Political or social opposition to the government’s reform measures, adverse external developments or delays in the implementation of structural policies could reverse these trends and generate volatility in Argentine financial markets, adversely affecting access to international financing, which would impact on the ability of Argentine companies, such as AA2000, to access international capital markets in the coming years.

In 2025, the United States Department of the Treasury supported Argentina’s efforts to stabilize its macroeconomic variables through the implementation of a foreign exchange stabilization arrangement (“acuerdo de estabilización cambiaria”), pursuant to which the United States Department of the Treasury conducted direct purchases of Argentine pesos in the local market and a currency swap line of up to U.S.$20.0 billion was established with the BCRA. In December 2025, the BCRA cancelled the transactions carried out during the fourth quarter of 2025. These measures provided short-term liquidity and enabled the Ministry of Economy to continue implementing its economic program.

Moreover, on February 5, 2026, Argentina and the United States signed a Reciprocal Trade and Investment Agreement that reduces tariff and non-tariff barriers, establishes rules to facilitate trade and investment, and establishes regulatory commitments in areas such as technical standards, intellectual property, digital trade, labor, and the environment. In terms of tariffs, the United States agreed to eliminate tariffs on 1,675 Argentine products and announced an expansion of the beef quota to 100,000 tons in 2026, while Argentina agreed to eliminate tariffs for 221 positions, reduce another 20 to 2% and withdraw import licenses and consular formalities for United States goods. The agreement also contemplates that Argentina recognizes United States or international certifications and standards without additional evaluations, strengthens intellectual property, and facilitates digital commerce (data transfers and electronic signatures), with entry into force subject to local legislative approval. In strategic sectors, Argentina committed to prioritizing the United States in critical minerals (lithium, copper, etc.) and to expediting projects through the RIGI (régimen de incentivos para grandes inversiones).

Notwithstanding the foregoing, there can be no assurance that, in the future, the United States Department of the Treasury will maintain and implement this policy or renew or implement a foreign exchange stabilization or liquidity support arrangement similar to that implemented in 2025.

The aeronautical policy reforms proposed by the current administration may affect our business and the results of operations.

Several regulatory changes to the Argentinean aeronautical policy have been approved since the current administration took office. The goal of these regulations is to improve infrastructure efficiency and promote an impartial, non-discriminatory, and transparent allocation of resources. Key principles include free market access through expedited administrative procedures, fair competition between air operators and airport operators, tariff deregulation, commercial freedom in pricing, route and frequency setting, minimal government intervention, incentives for new routes and operators, and equitable access to airport services.

In line with these principles, the Argentine Government approved, among other measures, the deregulation of ramp services. Therefore, those services shall no longer be exclusively provided by Intercargo as established in the concession agreement entered into between Intercargo and the Argentine Government. In addition, by means of Resolution No. 1067/2025 of the Ministry of Economy, the current administration launched the privatization process of Intercargo, which includes a tender for 100% of its capital stock, subject to administrative approvals and a competitive process, which is currently ongoing.

Also in line with the principles detailed above, by means of Decree No. 873/2024, the Argentine Government established that Aerolíneas Argentinas was “subject to privatization,” which requires legislative approval for its implementation that is currently pending.

As of the date of this annual report, the outcome of the privatization processes of Intercargo and Aerolíneas Argentinas S.A. is uncertain and, therefore, we cannot determine the impact of these processes in AA2000’s business and operations. In case any further regulation or the outcome of the referred privatization processes adversely affects AA2000’s rights under the Technical Conditions of the Extension, AA2000 may be required to take relevant measures to mitigate any negative effects on such concession.

Additionally, as part of the government’s aviation liberalization efforts, the Argentine Government issued Decree No. 599/2024 establishing an “open skies policy” that seeks to increase competition and connectivity in the aviation market. This decree allows free market access for new operators through streamlined administrative procedures, deregulates domestic air fares, permits airlines to determine their own routes and frequencies, and authorizes eighth- and ninth-freedom flights under reciprocity conditions.

Regarding the details of the new regulations and the privatization processes of Intercargo and Aerolineas Argentinas S.A., please see “Item 4. Information On The Company—Business Overview—Regulatory and Concessions Framework—Argentina—Aeronautical Policy.”

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

Although the current administration stated its intention to deregulate the economy and allow the free flow of foreign currency, exchange controls on the inflow and outflow of foreign currency funds are still in force, until the level of reserves of the BCRA is stabilized. In line with the restrictions in force during the prior administration, the BCRA’s regulations establish limitations on the flow of foreign currency into and out of the foreign exchange market (the “MLC,” for its Spanish acronym).

As of the date of this annual report, subject to certain requirements, the BCRA regulations grant access to the MLC to repay principal or interest (at maturity) on foreign financial indebtedness as well as new commercial debt corresponding to imports of goods and services incurred from December 13, 2023, provided that advance payments are subject to BCRA’s prior clearance, unless certain exceptions are met. In turn, the stock of commercial debt prior to December 13, 2023 corresponding to imports of goods and services is subject to BCRA’s prior clearance, unless certain exceptions are met. Similarly, the BCRA designed a scheme of issuance of dollar-denominated notes with the intention to regularize the significant level of outstanding commercial debt owed by Argentine importers (which as of January 24, 2024 amounted to U.S.$42.6 billion). On January 31, 2024, the allocation of BOPREAL Series 1 was completed, reaching the maximum available amount for this series of U.S.$5.0 billion. AA2000 had subscribed, on primary offering, an aggregate amount of U.S.$1.1 million of BOPREAL Series 1. Additionally, on February 22, 2024, the allocation of BOPREAL Series 2 was also completed, reaching the maximum amount of U.S.$2.0 billion offered under this Series. At the same time, on May 23, 2024, the allocation of BOPREAL Series 3 was completed, reaching the maximum amount offered under this series of U.S.$3.0 billion. Finally, on July 16, 2025, the allocation of BOPREAL Series 4 was completed, reaching an amount of U.S.$845 million.

In addition, the BCRA continues easing the access to the MLC for the payment of imports of goods and services, as well as gradually lifting certain foreign exchange restrictions. In this line, since December 23, 2024, the PAIS Tax ceased to be in effect, as a result of the government’s decision not to extend its term. Moreover, payment of dividends to non-resident shareholders corresponding to distributable profits arising from audited annual financial statements for years beginning on or after January 1, 2025 is allowed to the extent the general requirements are complied with and certain conditions are met. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Argentina Foreign Exchange Regulation—Transfer of Funds Abroad for Payment of Dividends.”

Although the government announced its intention and has partially lifted the foreign exchange restrictions (mainly with respect to those applicable to resident individuals), there can be no assurance that these measures will endure over time, which would depend on meeting certain macroeconomic conditions. In addition, there can be no assurance that in a scenario of lack of reserves the BCRA or other government agencies will revert the government’s intention and not increase such controls or restrictions, make modifications to these regulations, impose mandatory refinancing plans related to our indebtedness payable in foreign currency (as established in the past), establish more severe restrictions on currency exchange, or maintain the current foreign exchange regime or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency to service our outstanding liabilities denominated in currencies other than the Peso, all of which could affect our ability to comply with our financial obligations when due, raise capital, refinance our debt at maturity, obtain financing, execute our capital expenditure plans, and/or undermine our ability to pay dividends to foreign shareholders. Consequently, these exchange controls and restrictions could materially adversely affect the Argentine economy and our business, financial condition and results of operations.

Government measures, as well as pressure from labor unions, could require salary increases or additional employee benefits, all of which could increase companies’ operating costs.

Most industrial and commercial activities in Argentina are regulated by specific collective bargaining agreements that group together companies according to industry sectors and trade unions. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding wage increases. In the past, the Argentine Government enacted laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and to provide specified benefits to employees. Pursuant to Resolution No. 9/2025 of the National Council for Employment, Productivity and the Minimum Adjustable Wage, issued on December 3, 2025, the adjustable minimum wage was increased as follows: (i) in November, 2025, to AR$328,400; (ii) in December 2025, to AR$334,800 (iii) in January 2026, AR$341,000; (iv) in February 2026, to AR$346,800; (v) in March 2026, to AR$352,400; (vi) in April 2026, to AR$357,800; (vii) in May 2026, to AR$363,000; (viii) in June 2026, to AR$367,800; (ix) in July 2026, to AR$372,400; and (x) in August 2026, to AR$376,600 (minimum amount to be maintained until a new update is approved).

In addition, on January 18, 2026, the Executive Branch convened extraordinary sessions of Congress from February 2 to 27, 2026 to consider its legislative agenda, including labor law reform and a new juvenile criminal regime, among other initiatives. On February 12, 2026, the labor reform was partially approved by the Senate, and on February 19, 2026, approval by the Chamber of Deputies. However, in the debate carried out at the Chamber of Deputies, it was decided to eliminate one of its articles (referring to salary reductions during sick leave), so the aforementioned rule was returned to the Senate for review and final vote. On February 27, 2026, following nearly 12 hours of debate, the Senate approved the modifications introduced by the Chamber of Deputies and converted the labor modernization law into law, with 42 votes in favor, 28 against, and two abstentions. On March 6, 2026, the Executive Branch formally promulgated the labor modernization law as Law No. 27,802 through Decree No. 137/2026, which became effective on that same day. Labor unions opposed the reform through strikes and protests prior to its passage, and ongoing opposition to these reforms could still affect AA2000’s business and results of operations.

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

Until 2023, Argentina substantially increased public expenditures. In November 2023, public sector expenditures increased by 113.1% as compared to November 2022, the Argentine Government reported a primary fiscal deficit of 2.9% of the gross domestic product (“GDP”), according to the Argentine Ministry of Treasury.

However, the current administration has substantially reduced national public sector spending, recording primary fiscal and financial surpluses in 2025, reaching an amount of AR$11,768 billion of primary surplus and AR$1,454 billion of financial surplus during 2025, but there is still uncertainty regarding the government’s ability to sustain these policies in the long term.

Although the current administration was able to implement sharp cuts in public expenditures and public debt, there are no assurances that it would be able to sustain these policies in the long term. In this line, we cannot assure that the government will not face resistance from Congress and be able to continue implementing its plans and reforms. Future fiscal deficits could negatively affect the Argentine Government’s ability to access the long-term financial markets and could, in turn, result in more limited access to such markets by Argentine companies, including us.

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

The Argentine economy continues to be vulnerable to external shocks that may be generated by adverse events in the region or globally. In this line, extraordinary geopolitical developments in Latin America, such as the recent developments in Venezuela, could lead to volatility in Latin American debt and currency markets, including Argentina.

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

In addition, recent geopolitical and trade developments may amplify these risks. Heightened U.S.–China trade tensions, evolving tariff regimes, prolonged military conflicts and disruptions to key shipping routes, and tighter global financial conditions may increase risk aversion toward emerging markets, drive commodity and energy price volatility, and strengthen the U.S. dollar, each of which could adversely impact Argentina’s access to capital, exchange rate stability, inflation dynamics, and external accounts. Furthermore, extraordinary events in Latin America could intensify regional “contagion.” For example, recent developments in Venezuela may contribute to volatility in Latin American sovereign and corporate securities and in energy markets. Even absent direct commercial ties, these developments could adversely affect Argentina’s macroeconomic conditions and, consequently, our business, financial condition, and results of operations. See “―The Argentine economy could be adversely affected by economic developments in other global markets and by more general “contagion” effects.”

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

Among its first measures, the current administration implemented a devaluation of the peso against the U.S. dollar of around 54% approximately (from AR$385 per U.S.$1.00 as of December 7, 2023 to AR$808.45 per U.S.$1.00, as of December 31, 2023) aiming to reduce the significant gap between the official exchange rate and the implicit exchange rate applicable to the blue-chip swap transactions (the alternative mechanism to outflow foreign currency abroad) which by the time the current administration took office was around 157.6% and was reduced to 41.7% as of December 31, 2024. Having stabilized the exchange rate gap and seeking to reduce the devaluation of the peso against the U.S. dollar, during 2025, the current administration implemented, among other measures, a system of “exchange bands,” with an initial range of AR$1,000 to AR$1,400. Within this margin, the exchange rate will fluctuate freely, without the intervention of the BCRA. In addition, it was established that both the floor and ceiling of the band will be adjusted monthly, according to the inflation rate with a two-month delay. As a result of these measures, during the year ended December 31, 2025, the peso suffered a devaluation against the U.S. dollar of approximately 36.8% (from AR$1,032.5 per U.S.$1.00 as of January 2, 2025 to AR$1,455 per U.S.$1.00, as of December 31, 2025).

Since January 1, 2026, the BCRA operates under a revised regime that updates the limits of the exchange-rate band monthly by the latest available domestic inflation and, critically, has launched a pre-announced program to accumulate international reserves in line with remonetization of the economy. Under this program, the BCRA targets base-case net purchases of about U.S.$10 billion in 2026—potentially rising to U.S.$17 billion if money demand increases—subject to balance-of-payments flows and without relying on sustained sterilization, while managing liquidity through open-market operations and REPOs. Daily purchases are calibrated to market depth, with a reference cap of roughly 5% of that day’s foreign-exchange turnover and the option to use off-screen block trades to avoid disrupting market functioning. In execution, the BCRA has combined on-market and block purchases and has complemented spot accumulation with the sale of dollar-linked instruments and futures to provide private hedging while containing spot volatility. In parallel, the BCRA has supplemented reserve liquidity through a U.S.$3.0 billion repo with international banks as well as through the IMF Extended Fund Facility, strengthening its balance sheet during the transition. This framework is explicitly tied to money-demand dynamics and is intended to allow for reserve accumulation while maintaining exchange-market stability within the inflation-indexed bands.

Notwithstanding the aforementioned, a significant increase in the value of the peso against the U.S. dollar also presents risks to the Argentine economy. If the peso continues to depreciate, the negative effects on the Argentine economy related to such depreciation could resurface, which could result in a material adverse effect on our financial condition and results of operations due to our financial commitments in U.S. dollars. A significant real appreciation of the peso would adversely affect exports, which could have a negative effect on GDP growth and employment, as well as reduce Argentine public sector revenues by reducing tax collection in real terms, given its high dependence on taxes and exports.

In addition, a significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated in or indexed or otherwise connected to a foreign currency, could generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect AA2000’s capacity to meet obligations denominated in a foreign currency, and which, in turn, could have an adverse effect on our financial condition and results of operations.

International and regional passenger use fees are denominated in U.S. dollars and are payable in both U.S. dollars and Argentine pesos. Currency exchange rate volatility directly affects the conversion of U.S. dollars into Argentine pesos. Any appreciation in the value of the Argentine peso against the U.S. dollar may reduce our cash flows. Conversely, any depreciation in the value of the Argentine peso against the U.S. dollar may increase our cash flows.

The overall increase in the cost of international travel as a result of fluctuations in currency exchange rates could potentially lead to decreased passenger traffic volume due to increases in travel costs. A large decrease in the value of a particular foreign currency relative to the value of the Argentine peso or the U.S. dollar, as applicable, could have an adverse effect on the number of international air passengers originating from nations that use such devalued currency.

Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.

Inflation has materially undermined, and in the future may continue to undermine, the Argentine economy and the Argentine Government’s ability to foster conditions that would permit stable economic growth. In recent years, Argentina has confronted inflationary pressures, evidenced by a significant increase in fuel, energy, and food prices, among other factors. According to the most recent publicly available information, the inflation rate was 117.8% in 2024 and 31.5% in 2025. Although the current administration has implemented various monetary policies that have considerable reduced the inflation rate as of December 31, 2025, the economy still qualified as hyperinflationary from an international accounting perspective.

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

In order to manage inflation, the current administration has eliminated price controls implemented by the prior administration, to allow prices in the economy to be determined by supply and demand. However, the foreign exchange controls remain in place until the BCRA’s level of reserves is stabilized. In addition, certain prices, such as public transportation and public services tariffs, are being subject to progressive deregulation, to ease transition and prevent social turmoil.

Although inflation has declined from previous years, it is not possible to ensure that the government will be able to bring it down to single digits or maintain the prior declines. If inflation is not controlled, high inflation could undermine Argentina’s foreign competitiveness by diluting the effects of the depreciation of the Argentine peso, negatively affecting the level of economic activity and employment, and undermining confidence in Argentina’s banking system, which could further limit the availability of domestic and international financing to businesses. Furthermore, a portion of Argentina’s sovereign debt is subject to adjustment by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), a currency index that is strongly related to inflation. Therefore, any further significant increase in inflation could cause an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could aggravate pressures on the Argentine economy. If inflation remains high or continues to increase, Argentina’s economy may be negatively affected, and our results of operations could be materially affected.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition and, consequently, our business.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. In Transparency International’s 2025 Corruption Perceptions Index, survey of 182 countries, Argentina was ranked 104, with its score decreasing from 37 in 2024 to 36 in 2025.

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

Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate

Italy

The approval process for the Florence Airport master plan requires authorization from both local and national authorities, with informational involvement of the European Commission. Any further delay could adversely affect our ability to increase revenues and profits derived from the operation of such airport.

The master plan for the period 2014 through 2029 was approved by the Italian Civil Aviation Authority (“ENAC” for its Italian acronym) in November 2015, by the Italian Ministry of the Environment in December 2017 and by the Italian Ministry of Infrastructures and Transport in April 2019. However, such approval was repealed on May 27, 2019, upon request of the environmental association (Associazione VAS Vita Ambiente) and other local municipalities. On July 25, 2019, TA, jointly with the Ministry of Environment, ENAC and other authorities, appealed to such judgement.

On February 14, 2020, the appeal was rejected requiring a new environmental assessment process. In 2022, a review of the master plan was performed and the investments forecasts (traffic and infrastructures) were defined until 2035 (the “2035 TA Master Plan”). The 2035 TA Master Plan received technical approval from ENAC in May 2023, and subsequently requested the Italian Ministry of the Environment to apply the “Integrated Environmental Procedure” (both, Environmental Impact Assessment and Environmental Strategic Assessment) as permitted by local statutes. The environmental procedure was concluded in mid-November 2025, with the Environmental Impact Assessment and Environmental Strategic Assessment (“EIA-ESA”) Decree issued by the Ministry of the Environment, in agreement with the Ministry of Culture, expressing a positive opinion and outlining specific environmental conditions.

In line with the provisions set out in the Decree, the next step involves carrying out all the necessary activities to finalize the appropriate assessment procedure pursuant to the habitats directive and enable the Ministry of the Environment to conduct the discussion with the European Commission, which is responsible for matters concerning protected natural sites included in the Natura 2000 Network. Once these requirements have been fulfilled, ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning compliance. The permit procedure is expected to be completed by the end of 2026, allowing construction to begin.

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

Certain regulations concerning legal restrictions on transfer of assets of strategic national importance may apply to us, as TA’s controlling shareholder, the operator of our Italian Airports (as defined herein).

Provisions of Law Decree No. 21 of March 15, 2012 (“Law Decree No. 21/2012”), subsequently amended, grants the Italian Government special powers (the “Golden Powers”), which may be triggered in the event that: (i) we attempt to transfer our shareholding in TA and/or the Italian Airports to a third party; or (ii) stake of TA’s share capital is transferred to a third party in the future; or (iii) TA’s corporate bodies approve resolutions, acts or transactions resulting in changes to the TA’s ownership, control, or assets availability (including mergers, demergers or establishment and enforcement of security interests).

Below is a description of the procedure that would apply in such a case. As of the date of this annual report, we are not aware that our initial public offering has indeed triggered any procedures pursuant to Law Decree No. 21/2012.

Pursuant to current laws and regulations, (i) the approval of specific corporate resolutions by companies operating, inter alia, in the energy, transport, and communications sectors, which are understood to be of strategic importance to the nation, and (ii) the acquisition of significant shareholdings in such companies by investors, are subject to the so called Golden Powers. Article 2 of Law Decree No. 21/2012 specifically regulates the special powers of the Italian Government over the strategic assets of companies operating in the transport sector. Regarding companies owning such assets, the Italian government may:

●	veto any resolutions, acts and transactions that would (i) result in a change of ownership, control, or purpose of such assets, (ii) result in an exceptional situation not regulated by national or European laws applicable to the sector, or (iii) constitute a threat of a serious prejudice to the interest of public safety (Article 2, paragraph 3);
●	impose conditions on buyers to provide guarantees in any purchase that poses a serious threat to public interest, (Article 2, paragraphs 5 and 6); and
●	oppose the purchase if it presents exceptional risks to the protection of public interest, which cannot be mitigated by the buyer providing adequate guarantee (Article 2, paragraph 6).

Article 2 of the Decree of the President of the Council of Ministers No. 180 of December 23, 2020 identified airports as “strategic assets.” Therefore, the Italian airports are subject to these decrees.

As a result, our ability to enter into certain commercial transactions may be further restricted by the Italian Government’s decision to exercise its Golden Powers with respect to the management of strategic transport assets in Italy. This may limit our ability, as a TA’s shareholder, to benefit from the proceeds of certain proposed asset sales or acquisitions or business combinations and may limit our shareholders’ ability to benefit from possible premiums connected to a proposed change in control transaction or tender offer.

If the Italian Government exercises these Golden Powers in the future with respect to any transaction involving, directly or indirectly, TA and/or the Italian Airports, such exercise could have a material adverse effect on our business, financial condition, results of operations or prospects in the future.

In 2023 and 2024, we submitted to the Italian Government the new financing for investments in the Pisa Airport and the refinancing TA’s previous debts. The Italian Government consented to these transactions and the operations were subsequently closed.

Coordinating compliance with regulatory obligations may strain our resources and divert management’s attention.

TA is listed on the Milan Stock Exchange. As a public company, TA is subject to the reporting requirements of local regulations in Italy and other applicable securities rules and regulations. Compliance with these rules and regulations involves legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases the demand on TA’s systems and resources. Coordination between TA and us to comply with our respective regulatory and filing procedures can be burdensome, divert management’s attention and affect our daily operations and business.

In addition, the interests of TA’s public shareholders may not be the same as the interests of our Majority Shareholder. This conflict of interest may affect our operations and business.

Brazil

We have identified payments made by ICAB that may not have had any proper purpose and that could expose us to fines and sanctions as well as reputational harm and other adverse effects.

We have identified three payments totaling approximately R$0.8 million made by ICAB during 2014, when Infravix was still an indirect shareholder of ICAB, to individuals or entities that the press has suggested had made illegal payments to government officials on behalf of corporate clients. We have been unable to identify a proper purpose for some of these payments. The case reported by the press was initially under investigation by the Brazilian Supreme Court but has been transferred to the Federal Court of the Federal District, where the proceedings are currently ongoing. To date, neither ICAB nor its current executives have been subject to any criminal investigations.

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

We are in a contractual renegotiation process of the Brazilian Concession Agreement under which we incurred losses due to the accretion of the financial liability recognized as a result of the contractual fixed concession fee.

Under the Brazilian Concession Agreement for the operation of the Brasilia Airport, we are obligated to pay an annual fixed concession fee which is adjusted by inflation. Initially, we recognized this contractual obligation as a financial liability at fair value in acquisition accounting. Following a revision of the discount interest rate, we now measure the liability at an amortized cost utilizing a discount rate of 6.81% (real), which is the regulatory weighted average cost of capital (“WACC”) applicable at the time we entered into the Brasilia Concession Agreement. Any change in the current discount rate used to discount the estimated cash outflows, as well as an increase in the liability that reflects the passage of time (also referred to as the unwinding of a discount or accretion) is recognized as expense, period over period. In 2025, 2024, and 2023, we recognized losses of U.S.$80.9 million, U.S.$87.1 million, and U.S.$98.2 million, respectively, relating to these effects. See Note 23 to our Audited Consolidated Financial Statements.

During 2021, ICAB suspended payment of 50% of the annual fixed concession fee based on the rescheduling request that was made with the Brazilian ANAC. Such request was rejected by ANAC. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Proceedings—Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)—Administrative Proceedings.” As of the date of this annual report, a court injunction suspending all actions against ICAB for lack of payment of the annual fixed concession fee remains in place. Therefore, unless such injunction is cancelled or lifted, ICAB cannot be forced to pay the remaining 50% of the annual fixed concession fee. If such injunction is lifted or cancelled, ICAB would be forced to pay such outstanding 50% and if not paid, the Brasilia Concession Agreement may be terminated, which would have a negative impact on our results of operations.

Furthermore, if the injunction is cancelled or lifted, and the remaining 50% of the annual fixed concession fee is not paid, ICAB may be in breach pursuant the terms of the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Economico e Social - “BNDES”) loan agreement, which would give BNDES the right to declare an event of default. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness—ICAB.” Upon declaring such an event of default, BNDES would be entitled to request the guarantors of the Brasilia Airport (Inframerica Participações S.A. (“Inframerica”), ACI Airports S.à r.l., Corporacion America S.A and American International Airports LLC) indebtedness to post additional collateral as security of the obligations assumed thereunder. If such additional collateral is not timely and adequately posted, BNDES could declare all amounts due and payable, which would affect our results of operations and liquidity.

Regarding the concession fee for 2022, a partial payment of R$81.6 million (approximately U.S.$15.3 million) was made using re-equilibrium credits. With respect to the remainder of such concession fee, on November 21, 2022, ICAB made an offer to the Ministry of Infrastructure to pay through the delivery of court-payment orders, which is still currently under analysis by the Ministry. In December 2022, the Ministry issued an Official Letter confirming that until it reviews the court-payment orders, ICAB is in compliance with its obligations.

As of the date of this annual report, we are in a contractual renegotiation process with the federal government to address several aspects of the Brazilian Concession Agreement for the operation of the Brasilia Airport, including modifications to the annual fixed concession fee. On December 10, 2025, in connection with this renegotiation, ICAB received notice from the ANAC that enforceability of the 2025 annual fixed concession fee, in the amount of R$386.4 million (equivalent to U.S.$70.2 million as of December 31, 2025), had been suspended. The suspension will remain in effect until the renegotiation process is concluded. If we reach an agreement on the new terms of the concession with the government, there will be a public tender for 100% of the shares of ICAB, in which we would be entitled to participate, but in which our offer could be superseded by an improved offer from another bidder. In the tender, we will always have the right to provide a higher bid. The timing and outcome of the renegotiation remain uncertain, and no irrevocable agreement has been signed as of the date hereof.

The commercial area at the Brasilia Airport may not attract the numbers of customers we anticipate, which would ultimately affect our results of operations.

A key part of our strategy to expand and increase our commercial revenues at the Brasilia Airport is the development of an area with commercial offerings within the airport.

On December 13, 2019, ICAB entered into a lease agreement with a leading Brazilian real estate group pursuant to which such group agreed to build and develop, with its own capital, a new shopping center of approximately 350,000 square feet of gross leasable area. Construction is currently in progress, and the inauguration is expected to happen in the second quarter of 2026. If this project fails to attract the number of customers that we anticipate, our business, financial condition and results of operations could be adversely affected.

Exchange rate instability may have adverse effects on the Brazilian economy and our results of operations.

The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian Government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. The Brazilian real/U.S. dollar exchange rate reported by the Brazilian Central Bank was R$4.8407 per U.S. dollar on December 31, 2023, R$6.1917 per U.S. dollar on December 31, 2024 and R$5.5018 per U.S. dollar on December 31, 2025, but there can be no assurance that the Brazilian real will not again depreciate against the U.S. dollar or other currencies in the future, which could lead to fluctuations in our consolidated earnings and cash flows as measured in U.S. dollars.

Uruguay

Our Uruguayan airport operations, particularly at Punta del Este Airport, are heavily dependent on air traffic from Argentina and Brazil. Any deterioration in the economic conditions of our neighboring markets, particularly Argentina, could have a material impact on our business and operating results.

Our operations in Uruguay remain subject to regional economic interdependence, particularly with Argentina and Brazil. In 2025, approximately 11% of the passengers using our airports in Uruguay came from Argentina and 11% from Brazil.

Meanwhile, Uruguay’s economic activity has shown signs of moderation, which may slightly temper local demand.

Although we continue to monitor macroeconomic and regulatory developments in Argentina and Brazil, especially those related to foreign exchange policies and consumer confidence, we believe current dynamics suggest a more balanced risk landscape compared to prior periods. See “Risks Related to Argentina and the AA2000 Concession Agreement—Changes in social, political, regulatory, or economic conditions in Argentina’s principal trading partners or in foreign trade laws or policies may generate uncertainty in international markets and have a negative effect on standalone economies, including the Argentine economy, which may, in turn, have a negative impact on our operations” and “Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—Exchange rate instability may have adverse effects on the Brazilian economy and our results of operations.”

Ecuador

The political environment of Ecuador is uncertain which could have adverse effect on our results of operations.

Ecuador continues to face significant political, economic, social and security challenges, which may adversely affect our airport operations and financial performance in the country. The political environment remains volatile, with heightened institutional tension, economic fragility and persistent security concerns related to organized crime, drug trafficking, money laundering and terrorism.

In May, 2023, former president Mr. Guillermo Lasso dissolved Congress and called for early presidential elections. On November 23, 2023, Mr. Daniel Noboa was elected as new President of Ecuador, for a short transitional term. Since taking office, President Noboa has declared multiple states of emergency and adopted aggressive security measures, including the deployment of the Armed Forces in support of the National Police, as part of a broader strategy to combat organized crime and terrorism. While these measures have received public support, they have also generated political opposition and institutional friction, contributing to ongoing uncertainty.

In 2025, Ecuador entered a new electoral cycle. In the first round of the presidential elections held on February 9, 2025, no candidate obtained the required majority, and a runoff election was held on April 13, 2025, in which incumbent President Daniel Noboa was re-elected with approximately 55.6% of the vote, defeating his challenger, Luisa González. Changes in political leadership and public policy resulting from the electoral process may continue to affect the country’s political and economic landscape. In addition to political uncertainty, Ecuador faces a difficult economic and social environment. In response to heightened security risks, the government has adopted an aggressive stance against criminal organizations, declaring a war on terrorism and drug cartels.

While international air traffic has experienced limited growth, domestic passenger numbers have declined significantly. This decline is also linked to the suspension of operations by Equair, a major domestic airline, at the end of 2023, which has not yet been replaced by another carrier.

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

Despite the ongoing war between Russia and Ukraine, air transportation to and from Russia has not been materially disrupted to date; however, any escalation of hostilities, including increased attacks affecting Russian airports or airspace, could result in flight cancellations, route disruptions or reduced passenger demand, which could adversely affect our operations and results of operations. In addition, broader regional tensions, including a potential confrontation involving Iran and the United States or the temporary closure of Iranian airspace, as occurred during the recent Iran–Israel conflict, could disrupt flight routes and significantly reduce air connectivity with certain destinations, particularly Gulf countries, which could negatively affect passenger traffic and pose risks for our operations.

Our business in Armenia is also affected by regulatory and geopolitical constraints, including the continued inclusion of Armenia on the European Union aviation safety blacklist, which restricts aircraft registered in Armenia from operating flights to EU destinations and may limit the growth of international traffic. Moreover, while certain developments, such as the potential entry of new international airlines into the Armenian market or improvements in relations with neighboring countries, could over time support aviation traffic, there can be no assurance that such developments will occur or materialize in the near term, which could continue to limit passenger demand and adversely affect our operations in Armenia.

In addition, broader regional instability in the Middle East, including military escalations involving Iran, temporary closures of Iranian airspace, missile or drone activity affecting regional flight corridors, or increased geopolitical tensions between Iran and Western countries, could disrupt established air routes, increase insurance and operating costs, or materially reduce connectivity with certain destinations, which could adversely affect passenger traffic and our operational performance.

Other countries

We have received awards for airport projects in Iraq and Angola, but have not yet entered into definitive concession agreements. These projects may not proceed on the terms contemplated, or at all.

In November 2025, a consortium formed by the Company and Amwaj International for Real-Estate Investments Co. Ltd. (the “Iraq Consortium”) signed an award agreement with the Government of Iraq, following an international tender process supervised by the International Finance Corporation (IFC), a member of the World Bank Group, to operate Baghdad International Airport. The award agreement provides for a limited period to negotiate in good faith and enter into a definitive public-private partnership agreement. This 90-day period may be extended by mutual agreement. We are currently engaged in discussions to extend the award agreement until June 30, 2026. However, the timing of such extension remains subject to governmental processes and evolving regional geopolitical conditions. It is possible that the conflict between U.S. and Israel against Iran causes a delay in the execution of this definitive agreement.

In December 2025, a consortium formed by the Company, Mota-Engil Engenharia e Construção and BestFly Ltda. received a formal notification from the Ministry of Transport of the Republic of Angola of the award decision in connection with the tender process for the operation, management and maintenance of Dr. António Agostinho Neto International Airport (“AIAAN”), subject to the execution of a definitive concession agreement and the satisfaction of customary conditions precedent.

As of the date of this annual report, we have not entered into definitive concession agreements for either of these projects. There can be no assurance that we will be able to successfully negotiate and execute definitive agreements, or that, if executed, they will be on terms consistent with the award notifications, or at all. The negotiation process may result in material modifications to the contemplated terms. Either government may decide not to proceed with the project, or negotiations may fail to result in mutually acceptable terms. In addition, even if definitive agreements are executed, completion of these projects remains subject to the satisfaction of customary conditions precedent, which may not be satisfied or waived.

Guarantees have been provided to the Ministry of Transportation of the Republic of Iraq and to the Ministry of Transport of the Republic of Angola in connection with the respective airport concession tenders in which we are participating as part of two consortia. The guaranteed amounts are IQD 5,000 million (equivalent to approximately U.S.$ 3.8 million as of December 31, 2025) in Iraq and U.S.$15.0 million in Angola.

If the guarantee provided in Iraq is called, the Company would be ultimately responsible for 55% of the guaranteed amount (equivalent to approximately U.S.$2.1 million as of December 31, 2025). Similarly, if the guarantee provided in Angola is called, the Company would be expected to participate in any resulting losses with the other members of the consortium up to its corresponding ownership interest (50%), equivalent to approximately U.S.$7.5 million. Such guarantees may be enforced by the respective Ministries if the concessionaire fails to enter into definitive concession agreements as a result of a breach of its obligations.

Generally, if we are unable to enter into definitive concession agreements, or if the terms of such agreements differ materially from those contemplated in the award notifications, our business, results of operations, financial condition and growth prospects could be adversely affected.

These projects would also represent our entry into new geographic markets in which we have no prior operating experience. Operating in Iraq and Angola exposes us to risks inherent in conducting business in new countries, including political and economic instability, unfamiliarity with legal and regulatory frameworks, challenges in dealing with government authorities and other stakeholders, difficulties in recruiting and retaining qualified local personnel, foreign currency exchange rate fluctuations, and potential restrictions on repatriating earnings. Our lack of experience in these markets may make it more difficult for us to anticipate and respond to local market conditions, regulatory developments and competitive dynamics, which could adversely affect the performance of these projects.

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

In 2020, we implemented a long-term management share compensation plan. We may offer additional share options, restricted shares, and other forms of share-based compensation to our directors, officers, and employees in the future. If any options that we issue are exercised, or any shares that we may issue vest and those shares are sold into the public market, the market price of our common shares may decrease. See “Item 6. Directors, Senior Management and Employees—Compensation—Management Compensation Plan.”

A significant portion of our common shares may be sold into the public market, which could cause the market price of our common stock to drop significantly, regardless of our operational performance.

Our officers, directors, and the Majority Shareholder are able to sell our common shares in the public market. In addition, pursuant to a registration rights and indemnification agreements, the Majority Shareholder and its affiliates and transferees have the right, subject to certain conditions, to require us to register the sale of their common shares under the Securities Act. In May 2025, we issued 1,996,439 new common shares in connection with the acquisition of an additional equity interest in Corporación América Italia S.p.A., which were delivered to the Investment Corporation of Dubai (“ICD”) as consideration for such transaction. We have also entered into a transaction agreement that grants ICD certain piggy-back registration rights in relation to offerings by the Company or by the Majority Shareholder for a period of 18 months, starting on May 28, 2025.

By exercising their registration rights and selling a substantial sale of shares, these existing owners could cause the prevailing market price of our common shares to decline. The common shares covered by registration rights would represent approximately 79.56% of our outstanding capital stock. Registration of any of these outstanding common shares would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. Sales of a substantial number of such common shares, or the perception that such sales may occur, could cause our market price to fall or make it more difficult for investors to sell common shares at a time and at a favorable price that you deem appropriate.

Furthermore, the issuance of additional shares would increase the number of our outstanding common shares, and any sale of such shares in the public market, or the perception that such sales may occur, could increase the supply of our common shares available for trading and adversely affect the market price of our common shares.

We may need additional capital and we may not be able to obtain it.

We believe that our existing cash and cash equivalents, cash flows from operations and financing capacity are, and will be, sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain other sources of financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness could result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.

Our ability to obtain financing on favorable terms is subject to a variety of uncertainties, including:

●	the conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
●	our future results of operations and financial condition;
●	government regulation of foreign investment in the United States, Europe, and Latin America; and
●	global economic, political, and other conditions in jurisdictions in which we do business.

Our business and results of operations may be adversely affected by the increased strain on our resources from complying with the reporting, disclosure, and other requirements applicable to public companies in the United States promulgated by the U.S. Government, New York Stock Exchange, or other relevant regulatory authorities.

Compliance with existing, new, and evolving corporate governance and public disclosure requirements adds uncertainty and increases our compliance costs. Changing laws, regulations and standards include those relating to accounting, corporate governance, and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act of 2002, new U.S. Securities and Exchange Commission (“SEC”) regulations and the New York Stock Exchange (“NYSE”) listing guidelines. Meeting the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and related regulations regarding the required assessment of internal controls over financial reporting and our external auditor’s audit of internal controls over financial reporting demands significant financial and managerial resources.

Our ongoing efforts to comply with evolving laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses. Moreover, our board members and senior management could face increased personal liability risks in connection with the performance of their duties. As a result, we may face difficulties in attracting and retaining qualified board members and senior management. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a U.S. public company, we are subject to U.S. securities laws and the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. This requires management to assess and report on the effectiveness of our internal controls over financial reporting in its annual report. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal controls over financial reporting.

Our management concluded that our internal controls over financial reporting were effective as of December 31, 2025. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal controls over financial reporting in the future, our management and auditors may not be able to conclude that we have effective internal controls over financial reporting at a reasonable assurance level and negatively impact our share price.

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

As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are allowed to file less information with the SEC than U.S. companies. Specifically, we are exempt from certain rules under the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors, and principal shareholders are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.

In addition, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of “foreign private issuer” under U.S. securities laws. If the SEC were to adopt changes to the “foreign private issuer” definition, we could potentially lose our status as a foreign private issuer. If we were to lose our foreign private issuer status, we would be required to comply with all of the disclosure and procedural requirements applicable to U.S. domestic issuers, including the preparation of financial statements in accordance with U.S. GAAP, more frequent periodic reporting and compliance with Regulation FD. Such compliance would increase our legal, accounting and other expenses and would require our management to devote substantial time and resources to comply with these additional regulatory requirements.

Under current Section 16 of the Exchange Act, executive officers and directors of U.S. public companies, as well as beneficial owners of more than 10% of a public company’s equity securities (collectively, “insiders”), are required to publicly report transactions in company securities within two business days. We, as an FPI, are not currently covered by such requirements. However, the recently enacted “Holding Foreign Insiders Accountable Act” extends Section 16 reporting requirements to directors and officers of FPIs. As a result, our executive officers and directors are required to report transactions in respect of our equity securities starting on March 18, 2026. Compliance with these disclosure requirements may result in increased expenses and require the Company’s management to devote time and resources to comply with such regulatory requirements. If our executive officers and directors fail to comply with such disclosure requirements, they may be subject to penalties, and their reputation may be harmed, which in turn may have a negative impact on our business, reputation and the market price of our common shares.

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

As a holding company, our subsidiaries conduct all of our operations, and we own no material assets other than the equity interests in them. As a result, our ability to make dividend payments depends on our subsidiaries and their capacity to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by covenants included in most of the concession agreements in which we act as concessionaires, such as the AA2000 Concession Agreement, the Uruguayan Concession Agreements, the Armenian Concession Agreement, the Italian Concession Agreements, and the Brazilian Concession Agreements, or by the financing agreements we have entered into, or by applicable laws and regulations in their respective jurisdictions of incorporation, including, for example, foreign exchange controls on the inflow and outflow of foreign currency flows. See “Item 3. Key Information—Risk Factors— Current Argentine exchange controls and the implementation of further exchange controls could adversely affect our results of operations.” See also “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.” If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. Furthermore, we currently do not intend to seek funds from any other sources to pay dividends.

Our shareholders may face more challenges in protecting their interests compared to shareholders of a U.S. corporation, which could adversely impact the trading of our common shares and our ability to pursue equity financings.

Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing public limited liability companies (sociétés anonymes). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, the laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters may not be as protective nor offer the same level of protection for minority shareholders as state corporation laws do in the United States. Therefore, our shareholders may find more difficulty challenging in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

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

Under Luxembourg law, our shareholders benefit from a pre-emptive subscription right on the issuance of common shares for cash consideration. However, shareholders may, at a general shareholders’ meeting and in accordance with Luxembourg law and our articles of association, waive or suppress and authorize the board to waive, suppress or limit any shareholders’ pre-emptive subscription rights provided by Luxembourg law to the extent the board deems such waiver, suppression or limitation advisable for any issuance or issuances of common shares within the scope of our authorized share capital prior to the pricing for a period starting on May 23, 2023 and ending on the fifth anniversary of such date, regardless of the date of publication of the deed granting or renewing such authorization in the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations, “RESA”), which period may be renewed for one or several periods of up to five years. Such common shares may be issued above, at or below market value as well as by way of incorporation of available reserves (including, among other things, a share premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the requirements set forth under Luxembourg corporate law and applicable laws in the jurisdiction in which the shareholder is resident, particularly in the United States. As a result, the shareholding of such shareholders may be materially diluted in the event common shares are issued in the future. Moreover, in the case of an increase in capital by a contribution in kind, no pre-emptive rights of the existing shareholders exist.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. A valid judgment in civil or commercial matters obtained from a court of competent jurisdiction in the United States may be entered and enforced through a court of competent jurisdiction in Luxembourg, subject to compliance with the enforcement procedures (exequatur). The enforceability in Luxembourg courts of judgments rendered by U.S. courts will be subject prior to any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code, which conditions may include the following as of the date of this annual report (which may change):

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

We indemnify our directors for and hold them harmless against all claims, actions, suits, or proceedings brought against them, subject to limited exceptions. The rights and obligations among or between us and any of our current or former directors and officers will be generally governed by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provisions in an action brought in the United States under U.S. federal or state securities laws, such provisions could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

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

Under current Luxembourg tax law, payments of dividends made on the common shares are in principle subject to a 15% Luxembourg withholding tax. However, certain exemptions or reductions to the withholding tax may apply, but it will be up to the holders to claim any available refunds from the Luxembourg tax authorities. For more information on the taxation implications, see “Item 10. Additional Information—Taxation—Luxembourg Tax Considerations.”

We are subject to complex tax rules in various jurisdictions, and our interpretation and application of these rules may differ from those of relevant tax authorities, which could result in a liability to material additional taxes, interest, and penalties.

We operate in several territories making us liable for taxes in several jurisdictions. The tax rules to which the Company and its subsidiaries are subject are complex, and our interpretation and application of these rules may differ from those of the relevant tax authorities. A challenge by a tax authority in these circumstances might require us to incur costs in connection with litigation against the relevant tax authority or to reach a settlement with the tax authority and could result in additional taxes, interests and penalties. Additionally, dividends and other intra-group payments made by our subsidiaries may be subject to withholding taxes imposed by the jurisdiction in which the entity making the payment is organized or tax resident. Unless these taxes are fully creditable or refundable, such payments may increase the amount of tax paid by us. Although the Company and its subsidiaries organize their affairs to minimize the incurrence of such taxes, there can be no assurance that we will succeed.

Holders of our common shares who sell or transfer common shares representing 10% or more of our equity may be subject to Argentine capital gains tax under Argentine tax law.

Under Argentine tax law, non-Argentine residents who sell or transfer shares or other participations in foreign entities, which shares were acquired after January 1, 2018, may be subject to capital gains tax in Argentina if (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina and (ii) the shares being sold or transferred represent 10% or more of the equity interests of such foreign entity. Therefore, any non-Argentine resident holders of our common shares who sell or transfer common shares representing 10% or more of our equity interests, may be subject to the Argentine capital gains tax. The foregoing will apply unless Argentina does not have the taxing power to tax such capital gain under a tax treaty or the transfer is made within the same economic group. See “Item 10. Additional Information—Taxation—Argentine Tax Considerations.”

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

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

We have been operating since 1998 and have become a leading global airport concession operator.

●	In 1998, as part of the AA2000 consortium, we were awarded the national and international public bid conducted by the Argentine Government for the concession rights related to the operation of 33 airports in Argentina, including the country’s two largest airports, the Ministro Pistarini International Airport (also known as the Ezeiza Airport), located at Ezeiza, Buenos Aires, and the Jorge Newbery Aeroparque Airport (“Aeroparque Airport”), both located in Buenos Aires.
●	In 2001, as part of the Aeropuertos del Neuquén S.A. (“ANSA”) consortium, we were awarded the concession to operate Aeropuerto de Neuquén (“Neuquén Airport”), our 34th airport in Argentina.
●	In 2002, our subsidiary Armenia International Airports CJSC (“AIA”) was awarded the concession to operate the Zvartnots International Airport (“Zvartnots Airport”), located 12 kilometers from downtown Yerevan, Armenia’s capital.
●	In 2003, in a public auction conducted by the Uruguayan Government, we acquired Puerta del Sur S.A. (“Puerta del Sur”), the owner of the concession that operates the General Cesáreo Berisso International Airport (“Carrasco Airport”), located 19 kilometers from downtown Montevideo, Uruguay’s capital.
●	In 2004, as part of the Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) consortium, we were awarded the concession to operate the José Joaquín de Olmedo International Airport (“Guayaquil Airport”), located five kilometers from downtown Guayaquil, Ecuador.
●	In 2007, we executed an amendment to the Zvartnots Airport concession agreement to include Shirak Airport in Gyumri (“Shirak Airport”), the second largest civil airport in Armenia.
●	In 2008, in a private transaction, we acquired the equity interests of Consorcio Aeropuertos Internacionales S.A. (“CAISA”), which owns the concession that operates the Carlos A. Curbelo Airport (“Punta del Este Airport”) located in Maldonado, near Punta del Este, Uruguay.
●	In 2008, as part of the consortium Aeropuerto de Bahía Blanca S.A. (“BBL”), we were awarded the concession to operate Aeropuerto de Bahía Blanca (“Bahía Blanca Airport”), our 35th airport in Argentina.
●	In 2011, as part of the consortium AAP, we were awarded the concession to operate six principal airports in southern Peru. In December 2021, we transferred 50% ownership interest in AAP to Andino Investment Holding S.A. See “Item 4. Information On The Company—B. Business Overview—Our Airports by Country in Which We Operate—Peru.”
●	In 2011, as part of the consortium Aeropuertos Ecológicos de Galápagos S.A. (“ECOGAL”), we were awarded the concession to operate the Seymour Airport (“Galapagos Airport”), located in Baltra Island, Galapagos Archipelago, our second airport in Ecuador.
●	In 2011, as part of the consortium ICASGA, we were awarded the concession to operate the International Airport of São Gonçalo do Amarante (“Natal Airport”), located in Natal, Brazil.
●	In 2012 we began operating the Termas de Río Hondo Airport, our 36th airport in Argentina, which has been incorporated into the AA2000 Concession Agreement.

●	In 2012, as part of the consortium ICAB, we were awarded the concession to operate the Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”), located 11 kilometers from downtown Brasilia, Brazil’s capital.
●	In 2012, we formed A.C.I. Airports International S.à r.l. (later renamed Corporación América Airports S.A. on September 14, 2017) to consolidate our interests in various airport concessions.
●	In 2014, we acquired controlling interests in the companies that own the Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) located in Pisa, Italy, and the Aeroporto di Firenze (“Florence Airport,” and together with Pisa Airport, the “Italian Airports”) located in Florence, Italy, through private acquisitions and public tender offers. In 2015, these companies were merged to form TA, a company publicly listed on the Milan Stock Exchange (Borsa Italiana) in which we currently own 62.3% of the issued and outstanding common stock. The concessions for both airports have been transferred to TA.
●	In 2015, we completed the corporate consolidation through which we acquired direct interest in ICASGA and an indirect interest in ICAB through Inframerica.
●	In 2017, as part of the AA2000 consortium, we were awarded the concession rights related to the operation of the El Palomar Airport (“El Palomar Airport”), located in the province of Buenos Aires, our 37th airport in Argentina.
●	On February 1, 2018, we completed our initial public offering.
●	In 2018, by means of two separate transactions, we acquired an additional 11.08% interest in TA, increasing our ownership to 62.3% of its then issued and outstanding common stock.
●	In 2018, we sold and transferred 25% of CA Italy’s issued and outstanding common stock to Mataar Holdings 2 B.V. (“Mataar”), which is indirectly controlled by Investment Corporation of Dubai, reducing our ownership in CA Italy to 75%.
●	In June 2019, we executed an amendment to the Punta del Este Concession Agreement extending the concession term for additional 14 years, until March 31, 2033, which on May 15, 2024, was further extended for an additional 10 years period until 2043.
●	In December 2020, we executed an amendment to the AA2000 Concession Agreement extending the concession term for an additional ten years, until February 13, 2038.
●	In November 2021, we executed an amendment to the Carrasco Concession Agreement (the “Amended Carrasco Concession Agreement”) extending the concession term for an additional 20 years, until 2053 and incorporating the following six new airports into the scope of the Carrasco Concession Agreement (the “Uruguay New Airports”): the Aeropuerto Internacional de Rivera, the Aeropuerto Internacional de Salto, the Aeropuerto Internacional de Carmelo, the Aeropuerto Internacional de Durazno, the Aeropuerto Internacional de Melo and the Aeropuerto Internacional de Paysandú.
●	In November 2022, we were notified that the consortium formed by the Company, Mota Engil Africa and Mota Engil Nigeria, was selected as preferred bidder for the Nnamdi Azikiwe International Airport (NAIA) Abuja, and Mallam Aminu Kano International Airport (MAKIA) Kano, both located in Nigeria, Africa. On April 7, 2025, the Federal Government of Nigeria discontinued the previous concession allocation processes for four international airports (Lagos, Abuja, Kano, and Port Harcourt). The Government informed the Company that the concessions bidding process will be restructured and re-advertised. As of December 31, 2025, the Nigerian companies created by the Consortium in anticipation of the operation of the Abuja and Kano concessions remained inactive.
●	On December 30, 2022, TA completed the sale of 80% of the share capital of Toscana Aeroporti Handling (“TAH”) to Alisud S.p.A. for €750,000 (the “disposal of the handling business”) and in August 2025, TA sold its remaining 20% stake in TAH to Alisud S.p.A. for €250,000.

●	On December 31, 2023, ICASGA was absorbed by ACI do Brasil S.A. (in which we hold 99.99% of the equity interest and the remaining 0.01% is held by the Majority Shareholder).
●	In May 2025, we acquired from Mataar a 25% interest in CA Italy in exchange for 1,996,439 newly issued CAAP shares. As a result, we became the sole owner of CA Italy, increasing the Company’s indirect economic interest in TA by 15.6%, from 46.7% to 62.3%.
●	In October 2025, Wizz Airlines launched a new base at Zvartnots Airport, in Armenia, deploying two aircrafts and adding several new European destinations.
●	In November 2025, the consortium formed by the Company and Amwaj International for Real-Estate Investments Co. Ltd. signed an award agreement with the Government of Iraq to operate the Baghdad International Airport. The parties had 90 days to negotiate the terms of the PPP Agreement and are currently negotiating an extension.
●	In December 2025, the consortium formed by the Company, Mota-Engil Engenharia e Construção Africa and BestFly Ltda. was formally notified by the Angolan Ministry of Transport of the award of the public tender for the concession of the right to operate and manage the Dr. António Agostinho Neto International Airport (“AIAAN”), subject to the execution of the definitive concession agreement and the satisfaction of customary conditions precedent.
●	In December 2025, Kunter Wasi, a company in which we indirectly hold a 50% equity interest, received a favorable ruling in an ICSID arbitration proceeding that resulted in a final settlement of U.S.$91.2 million in December 2025, related to the unilateral termination in 2017 by the Peruvian government of a concession agreement.
●	In 2025, in the Carrasco Airport located near Montevideo, Uruguay, we invested in a new instrument landing system, built new covered parking, expanded VIP lounge and cargo business, and began works to expand Dufry departure area by 20%. We also signed a naming rights agreement with Banco Itaú for the Punta del Este Airport.
●	In 2025, we also inaugurated a new premium VIP lounge in Ezeiza Airport and a new duty-free arrivals area.
●	In January 2026, the fifth amendment to the Concession Agreement was executed with the Government of Armenia extending its term for an additional 35 years, until December 31, 2067.
●	In January 2026, an amendment to the ECOGAL Concession Agreement was executed extending its term for an additional 6 years, until December 31, 2032.

The following table lists our concessions by country, together with their commencement date and extension details (if any):

					Current
		CAAP	Number of	Concession	Concession	Extension
Country	Concession	Ownership(2)	Airports	Start Date	End Date	Details
Argentina	AA2000	85.0%	35	1998	2038	—
	ANSA	77.7%	1	2001	2026
	BBL	85.0%	1	2008	2033	Extendable for 10 years subject to certain terms and conditions, including governmental approval.
Italy	TA (SAT)	62.3%	1	2006	2048
						—
	TA (ADF)	62.3%	1	2003	2045
						—
Brazil	ICAB	51.0%	1	2012	2037	Extendable for 5 years only if required to reestablish economic equilibrium, subject to certain terms and conditions.

Uruguay	Puerta del Sur(1)	100%	7	2003	2053	—
	CAISA	100%	1	1993	2043
						—
Ecuador	TAGSA	50.0%	1	2004	2031	—
	ECOGAL	99.9%	1	2011	2032	The agreement provides for the possibility to discuss potential future extensions in order to maintain the economic and financial equilibrium to the concession.
Armenia	AIA	100%	2	2002	2067	The agreement provides for the possibility to discuss potential future extensions upon mutual agreement.
(1)	Includes the Uruguay New Airports, which were included in the Carrasco Concession Agreement by means of the amendment executed in November 2021.
(2)	Considers direct and indirect equity interests.

B. BUSINESS OVERVIEW

Overview

We acquire, develop and operate airport concessions, positioning ourselves as a leading private airport operator in the world. As of the date of this annual report, we operate 52 airports across Latin America, Europe, and Eurasia. Since 1998, when we acquired the AA2000 Concession Agreement, we have expanded the markets and geographies in which we operate by acquiring airport concessions in Armenia, Uruguay, Ecuador, Brazil, Italy, and additional concessions in Argentina.

We operate some of the largest and most important airports in the countries where we conduct operations, including major international airports, such as Ezeiza Airport in Argentina; domestic airports, such as Brasilia Airport in Brazil and Aeroparque Airport in Argentina; airports in tourist destinations, such as Bariloche and Iguazu in Argentina, the Galapagos Ecological Airport in Ecuador, and Florence Airport in Italy, as well as mid-sized domestic and tourist destination airports. We have also recently been awarded the concessions to operate the Baghdad International Airport in Iraq and the António Agostinho Neto International Airport (“AIAAN”) in Angola, for which the definitive concession agreements are currently under negotiation.

Argentina is our largest and most established market where we operate and manage 37 of the 56 airports in Argentina’s national airport system, including Argentina’s two largest airports, Ezeiza and Aeroparque. Since we acquired the rights under the AA2000 Concession Agreement, our airports in Argentina have consistently handled over 93.4% of Argentina’s total commercial passenger traffic each year.

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

Our Concession Agreements

Our business consists of acquiring, developing and operating airport concessions, which are granted by governmental authorities for a limited period of time. There are three different concession models within our portfolio: single till model in Argentina (AA2000), the dual till model in our Italian airports and the inflation-based model in our Armenia, Ecuador, Uruguay and Brazil airports.

●	Single till model (Argentina): a certain return shall be achieved over the life of the concession, and for the calculation, all revenues (aeronautical and commercial) as well as operating expenses and capital expenditures are considered. In order to achieve economic equilibrium, the regulator can adjust passenger and aircraft tariffs, reduce concession fees, reduce capital investment commitments, or a combination thereof.
●	Dual till model (Italy): this model provides a guaranteed return in connection with aeronautical activities. Only aeronautical revenues are considered to cover aeronautical operating expenses and capital expenditures. There is an established WACC for the regulated part of the business. Non-aeronautical revenues are not currently regulated.
●	Inflation-based model (Armenia, Ecuador, Uruguay and Brazil): there is no guaranteed return for the concession, and tariffs adjust on an annual basis, considering domestic inflation or a combination between domestic and U.S. inflation.

For more details on the models applied in each concession agreement, see “—Our Airports by Country in Which We Operate.”

Main Operations and Financial Consolidated Metrics

For the year ended December 31, 2025, we had total consolidated revenue of U.S.$1,962.1 million, net income from continuing operations of U.S.$257.7 million, Adjusted EBITDA of U.S.$727.8 million and Adjusted EBITDA excluding Construction Services of U.S.$715.5 million, and our airports handled 876,428 total aircraft movements and served 86.7 million total passengers (of which approximately 39.4% were international, approximately 51.3% were domestic and approximately 9.3% were transit passengers). For the year ended December 31, 2024, we had total consolidated revenue of U.S.$1,843.3 million, net income from continuing operations of U.S.$307.9 million, Adjusted EBITDA of U.S.$628.7 million and Adjusted EBITDA excluding Construction Services of U.S.$ 622.2 million, and our airports handled 823,671 total aircraft movements and served 79.0 million total passengers (of which approximately 38.9% were international, approximately 51.9% were domestic and approximately 9.2% were transit passengers). For the year ended December 31, 2023, we had total consolidated revenue of U.S.$1,400 million, net income from continuing operations of U.S.$226.5 million, Adjusted EBITDA of U.S.$677.7 million and Adjusted EBITDA excluding Construction Services of U.S.$671.3 million, and our airports handled 849,473 total aircraft movements and served 81.1 million total passengers (of which approximately 35.0% were international, approximately 56.3% were domestic and approximately 8.8% were transit passengers). See “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

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

The table below shows passenger traffic (in thousands) as reported by our subsidiaries:

	International	For the year ended December 31,
	or national
Airport	designation	2025	2024	2023

		(In thousand passengers)
“Aeroparque Jorge Newbery”	International	17,814.8	14,941.3	15,627.8
Aeropuerto Internacional de Ezeiza, “Ministro Pistarini”	International	12,002.2	11,362.0	10,826.2
Aeropuerto Internacional de Córdoba, “Ing. A. Taravella”	International	3,261.1	2,862.4	2,971.6
Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	International	2,563.2	2,374.9	2,603.3
Aeropuerto de Mendoza, “El Plumerillo”	International	2,647.6	2,311.1	2,426.1
Aeropuerto Internacional de Salta, “Martín Miguel de Güemes”	International	1,452.0	1,316.4	1,484.9
Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	International	1,785.1	1,504.2	1,567.2
Aeropuerto de Neuquén, “Presidente Perón”	International	1,386.6	1,143.1	1,138.1
Aeropuerto de Tucumán, “Tte. Benjamin Matienzo”	International	856.6	728.0	855.7
Aeropuerto de Comodoro Rivadavia, “Geral. Enrique Mosconi”	International	576.6	541.1	579.3
Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	National	199.9	186.2	221.5
Aeropuerto de Bahía Blanca, “Comandante Espora”	National	241.5	238.9	277.8
Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	International	131.2	181.9	246.6
Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	International	492.3	503.1	599.0
Aeropuerto de Resistencia, “José de San Martín”	International	224.6	196.5	201.2
Aeropuerto Internacional de Mar del Plata, “Astor Piazzolla”	International	299.8	299.5	321.3

	International	For the year ended December 31,
	or national
Airport	designation	2025	2024	2023

		(In thousand passengers)
Aeropuerto de Posadas, “Libertador General D. José de San Martín”	International	330.6	325.0	409.9
Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	International	142.9	135.9	161.0
Aeropuerto Internacional de Formosa, “El Pucu”	International	89.6	97.7	107.1
Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	National	59.6	60.5	76.1
Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	National	223.6	215.3	240.3
Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	National	81.8	79.2	91.2
Aeropuerto de San Rafael, “S.A. Santiago Germano”	National	51.1	51.0	46.1
Aeropuerto de Puerto Madryn, “El Tehuelche”	National	183.2	154.4	207.3
Aeropuerto de Catamarca, “Coronel Felipe Varela”	National	87.8	83.6	86.2
Aeropuerto de Esquel “Brigadier General Antonio Parodi”	National	96.2	93.0	90.4
Aeropuerto de Paraná, “General Urquiza”	National	42.6	38.5	53.1
Aeropuerto de Santa Rosa	National	41.7	41.4	52.0
Aeropuerto de San Fernando	International	—	0.7	10.9
Aeropuerto de Viedma, “Gobernador Castello”	National	34.7	35.1	43.3
Aeropuerto Termas de Río Hondo	National	19.4	11.4	14.7
Aeropuerto de Río Cuarto, “Área de Material”	National	11.4	25.2	27.9
Aeropuerto de General Pico	National	0.5	0.0	0.0
Aeropuerto de Reconquista “Teniente Daniel Jukic”	National	—	1.1	5.9
Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	National	—	0.0	0.6
Aeropuerto de Villa Reynolds	National	—	0.1	0.0
Aeropuerto El Palomar	International	—	0.0	0.0

Main Operating and Financial Metrics

In Argentina, our main concession is the AA2000 Concession Agreement, accounted for approximately 45.8 million passengers, or 96.6% of the 47.4 million total passengers we served during the year ended December 31, 2025. Approximately 12.0 million of our passengers were at Ezeiza Airport and 17.8 million at Aeroparque Airport. For the year ended December 31, 2024, the airports under AA2000 Concession Agreement, which accounted for approximately 40.8 million passengers, or 96.7% of the 42.1 million total passengers we served during the year ended December 31, 2024. Approximately 11.4 million of our passengers were at Ezeiza Airport and 14.9 million at Aeroparque Airport. For the year ended December 31, 2023, the airports under AA2000 Concession Agreement served approximately 42.3 million passengers, or 96.8%, of the total 43.7 million total passengers we served during the year ended December 31, 2023. Approximately 10.8 million of our passengers were at Ezeiza Airport and 15.6 million at Aeroparque Airport. Around 71% of Ezeiza’s passengers in 2025 were international.

In our Argentina segment, AA2000 represented 99.1% of our total revenues, 96.6% of our passengers and 96.3% of our air traffic movements during the year ended December 31, 2025. On a consolidated basis, AA2000 represented 54.0% of our consolidated revenues, 52.8% of our total passengers and 52.9% of our air traffic movements during the year ended December 31, 2025.

The following table provides summary data for our operations in Argentina for the periods indicated:

	For the Year Ended December 31,(1)
	2025		2024		2023
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)(2)	$1,069.5	54.5%	$1,043.9	56.6%	$640.6	45.8%
Number of passengers (in millions)	47.4	54.7%	42.1	53.4%	43.7	53.8%
Air traffic movements (in thousands)	481.7	55.0%	449.7	54.6%	458.6	54.0%
Adjusted Segment EBITDA (in millions of U.S.$)(3)	$388.8	53.4%	$335.3	53.3%	$232.0	34.2%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(3)	$388.5	54.3%	$335.0	53.8%	$231.9	34.6%
(1)	We have included information for our three concessions in Argentina: AA2000, BBL and ANSA. We currently indirectly own 85.0% of the ordinary share capital of AA2000, 85.0% of the share capital of BBL, and 77.7% of the share capital of ANSA.
(2)	Include intersegment adjustments of U.S.$0.1 million in 2024, and U.S.$0.1 million in 2023
(3)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

AA2000 Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement.”

●	Term: The AA2000 concession agreement started in 1998 and expires in 2038, considering the new concession term after the extension granted by the Argentine Government in December 2020.
●	Concession fee: AA2000 must pay 15% of total revenues excluding construction services to the Argentine Government.
●	AA2000’s capital expenditures under the Technical Conditions of the Extension amount to approximately U.S.$500 million plus VAT: (i) phase 1, approximately U.S.$336 million plus VAT performed in 2022 and 2023, and (ii) phase 2, annual investments of approximately U.S.$41 million plus VAT between 2024 and 2027, for a total of approximately U.S.$164 million plus VAT. Investments between 2028 and 2038 will be determined based on the operational needs of the airport system and will take into consideration the economic equilibrium of the concession. As of the date of this annual report, AA2000 has substantially complied with the commitments under the Technical Conditions of the Extension. See “—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension.”
●	Economic equilibrium: The concession operates under a single-till model, which sets the economic equilibrium that needs to be achieved by the end of the concession. The economic equilibrium is based on the IRR (“Internal Rate of Return”) that is derived from the financial projection of income and expenses, which considers actual numbers for previous years and ORSNA’s projections for future years. ORSNA must verify the economic equilibrium on a yearly-basis and adjust the variables in case the IRR is below the target IRR. The adjustments could be made through increasing tariffs, reducing the concession fee or reducing the capital expenditure commitments.

AA2000 Ownership Structure

As of the date of this annual report on Form 20-F, we indirectly own 85.0% of the share capital and voting stock of AA2000’s share capital. The Argentine Government owns 15.0% of AA2000’s share capital and voting stock, which is subject to a lock-up restriction that is expected to remain in place until the expiration of the concession.

Italy

In Italy, we operate and manage the Florence Airport and the Pisa Airport, the leading airports in the Tuscany region, one of Italy’s most touristic regions. Florence Airport is an important world-class touristic destination serving full-cost carriers, while Pisa Airport has a proven low-cost carriers business model.

Main Operating and Financial Metrics

Of the approximately 9.8 million total passengers in the TA airports during the year ended December 31, 2025, approximately 6.0 million were in Pisa Airport and 3.8 million were in Florence Airport. Of the approximately 9.0 million total passengers in the TA airports during the year ended December 31, 2024, approximately 5.5 million were in Pisa Airport and 3.5 million were in Florence Airport. Of the approximately 8.2 million total passengers in the TA airports during the year ended December 31, 2023, approximately 5.1 million were in Pisa Airport and 3.1 million were in Florence Airport.

The following table provides summary data for our operations in Italy for the periods indicated:

	For the Year Ended December 31,
	2025		2024		2023
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$170.4	8.7%	$138.8	7.5%	$133.4	9.6%
Number of passengers (in millions)	9.8	11.3%	9.0	11.4%	8.2	10.1%
Air traffic movements (in thousands)	88.7	10.1%	82.2	10.0%	77.9	9.2%
Adjusted Segment EBITDA (in millions of U.S.$)(1)	$49.3	6.8%	$44.3	7.0%	$39.1	5.8%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(1)	$37.8	5.3%	$38.3	6.2%	$32.9	4.9%
(1)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

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

Concession fee: TA is required to pay annual fees, based on a workload unit criterion, where each unit corresponds to one passenger or 100 kg of goods or post. The canon is to be paid in two separate semi-annual installments, due in July and January of each year. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2025, TA pays an annual canon of €4.2 million under the Pisa concession and €2.5 million under the Florence concession. For the year ended December 31, 2024, TA paid an annual canon of €3.9 million under the Pisa concession and €2.2 million under the Florence concession. For the year ended December 31, 2023, TA paid an annual canon of €3.9 million under the Pisa concession and €1.8 million under the Florence concession.

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

Master Plan: Florence Airport

Currently, Florence Airport cannot accommodate long-haul flights given the short length of its runway. Additionally, since the runway was built in alignment with the direction of the prevailing wind and mainly operates in a one-way direction, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Whenever possible, affected flights are rerouted to Pisa Airport to minimize passenger disruption (or be rerouted to Bologna Airport, if needed). Plans are underway to optimize the airport’s infrastructure, including the construction of a new runway and a new passenger terminal. The new infrastructure aims to support sustainable development, reach its full potential and complement Pisa Airport’s offerings.

In 2014, the 2014-2029 Florence Airport master plan was defined and subsequently received technical and environmental approvals, culminating in Ministry of Infrastructure approval in April 2019. However, in May 2019, the master plan approval was repealed by Judgment No. 793 following a legal challenge by an environmental association and local municipalities. An appeal of this judgment was rejected by the Council of State in February 2020, requiring ENAC and TA to restart the administrative approval process.

In 2022, a revised 2035 Florence Airport master plan was developed and submitted to ENAC following a public debate process required under applicable law. The master plan received technical approval from ENAC in May 2023, and the new integrated environmental assessment procedure (EIA-ESA) was initiated in June 2023. In mid-November 2025, the Ministry of the Environment, in agreement with the Ministry of Culture, issued the VIA-VAS Decree, expressing a favorable opinion in relation to the revised 2035 Florence Airport master plan and outlining specific environmental conditions.

Following this approval, remaining steps include an assessment procedure pursuant to the Habitats Directive involving engagement with the European Commission regarding protected natural sites in the Natura 2000 Network, followed by an authorization process for urban planning compliance. The permit procedure is expected to be completed by the end of 2026.

If approved, the master plan will entail a significant capital investment program at Florence Airport, which involves the construction of a new passenger terminal and runway upgrade. The project is designed to expand capacity to accommodate expected traffic growth and to improve service quality and commercial revenues. The estimated capital expenditure for this project is approximately €440 million, with financing sourced in part from approximately €150 million provided by public funding and approximately €290 million in self-financing. If the permit procedure is successful in 2026, as discussed above, the project is expected to be completed in 2029 and to add capacity for approximately 2.0 million or 3.0 million additional passengers, representing a significant increase in the airport’s current capacity.

Master Plan: Pisa Airport

In connection with the Pisa Airport, on October 24, 2017, ENAC approved and signed our 2014-2028 master plan. We expect further investments in capital expenditures to allow the airport to increase its capacity between 6.5 and 7.0 million passengers in the short term. In 2022, TA initiated the preliminary works and concluded in 2023 the construction plans for the expansion and renovation of the passenger terminal. The works started at the end of July 2024 and are currently ongoing. The opening of the new arrivals building of the terminal is expected in the autumn of 2026.

Economic equilibrium: our Italian airports operate under a dual-till model, that establishes a guaranteed return for the aeronautical activities, based on an established WACC. Therefore, aeronautical tariffs are adjusted in order to cover aeronautical operating expenses as well as the allowed remuneration on capital expenditures.

TA Ownership Structure

TA is the result of the merger of Società Aeroporto Toscano (“SAT”), Galileo Galilei S.p.A. and Aeroporto di Firenze S.p.A. (“ADF”) on June 1, 2015, and is headquartered in Florence. As a result of the merger, CA Italy had a controlling stake of 51.1% of TA. In 2018, by means of two separate transactions, we acquired an additional 4.5% and 6.6%, respectively, in TA, increasing CA Italy’s ownership to 62.3% of its issued and outstanding common stock. Later in 2018, we sold and transferred 25.0% of CA Italy’s issued and outstanding common stock to Mataar, which is indirectly controlled by Investment Corporation of Dubai, reducing our ownership in CA Italy to 75% and, consequently, our indirect ownership in TA to 46. 7%. Finally, in 2025, we acquired Mataar’s interest in CA Italy, becoming its sole owner and increasing our indirect economic interest in TA by 15.6%, from 46.7% to 62.3%.

TA is listed on Euronext Milan of Borsa Italiana S.p.A. under the ticker TYA. The year-end price for 2025 was €18.70 per share, representing a market cap of €348.0 million. Corporate capital amounted to €30.7 million as of December 31, 2025, which is comprised of 18,611,966 ordinary shares with no nominal value.

Brazil

In Brazil, we operate the Brasilia Airport, which is located approximately 12 kilometers (7.5 miles) from downtown Brasilia, Brazil’s capital city. It is the only airport in South America capable of operating two runways simultaneously, which provides the largest runway capacity in Brazil.

The Brasilia Airport is Brazil’s third-largest airport in terms of passenger traffic. Because of its geographic location in the central region of the country and its location in the federal capital of Brazil, the Brasilia Airport is one of the only airports with direct and daily flights to all 26 Brazilian state capitals. Brasilia Airport also offers some international routes.

We also previously operated the Natal Airport, but in November 2020, we executed an irrevocable amendment for the termination of the Natal Concession Agreement. Pursuant to the terms of the amendment agreement, upon the execution of a new concession agreement with a new operator, an indemnification payment was required to be made to ICASGA. On January 18, 2023, the Brazilian Federal Court of Accounts (Tribunal de Contas da União) a government-related entity, gave clearance for the government to carry out the tender process for the Natal airport. On February 8, 2023, the tender documents were published and the auction date was set for May 19, 2023. ANAC conducted the new bidding process for the airport which was awarded to Zurich Airport International AG (“Zurich Airports”).

On December 27, 2023, the Brazilian National Congress enacted a bill enabling a budgetary amendment and approving the payment by the Federal Government of the portion of the indemnification owed to ICASGA and subject to direct payment by the Federal Government. The other portion of the indemnification, also owed by the Federal Government, was paid by Zurich Airports.

Following the enactment of such bill, an amicable process for the termination of the concession to ICASGA was effectively established, and ICASGA lost the right of exploitation of the airport.

On December 28, 2023, ICASGA and ANAC entered into an agreement authorizing ICASGA to be merged into ACI do Brasil S.A.

Main Operating and Financial Metrics

In 2025, as a result of the termination of the Natal Concession Agreement, all of our approximately 16.7 million total passengers in Brazil were in the Brasilia Airport. In 2024, of the approximately 15.5 million total passengers in Brazil, approximately 15.2 million were in the Brasilia Airport and 0.4 million were in the Natal Airport. In 2023, of the approximately 17.1 million total passengers in Brazil, approximately 14.9 million were in the Brasilia Airport and 2.2 million were in the Natal Airport.

The following table provides summary data for our operations in Brazil for the periods indicated:

	For the Year Ended December 31,
	2025		2024		2023
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$118.5	6.0%	$111.1	6.0%	$110.6	7.9%
Number of passengers (in millions)	16.7	19.3%	15.5	19.7%	17.1	21.1%
Air traffic movements (in thousands)	150.8	17.2%	143.2	17.4%	158.4	18.6%
Adjusted Segment EBITDA (in millions of U.S.$)(1)	$51.0	7.0%	$61.5	9.8%	$218.3	32.2%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(1)	$51.0	7.1%	$61.5	9.9%	$218.3	32.5%
(1)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

In March 2020, before the World Health Organization declared COVID-19 as a global pandemic, Inframerica, the concessionaire of the Natal Airport, filed a request for concession termination pursuant to Law 13.448/2017. The termination request was based on several factors, including significantly lower passenger traffic compared to the projections contained in the valuation studies (EVTEA) prepared at the time the concession was awarded, aeronautical tariffs that were materially lower than those applicable to other privatized airports, and air traffic control tariffs that were substantially below comparable tariffs.

During the period in which the termination request was analyzed and until the appointment of a new concessionaire, Inframerica continued to operate the Natal Airport, maintaining safety and service standards, honoring its commercial agreements and preserving employees’ salaries and benefits. The termination request related exclusively to the Natal Airport. On May 26, 2020, the ANAC confirmed the technical and legal feasibility of the request regarding the re-bidding process initiated by ICASGA. On June 3, 2020, the process was subsequently approved by the Ministério da Infraestrutura, and on June 10, 2020, the Investment Partnership Program Council of the Ministry of Economy (Conselho do Programa de Parcerias de Investimentos of the Ministério da Economia) expressed a favorable opinion and submitted the request for proposal for re-bidding to the President of Brazil. On November 20, 2020, ICASGA and ANAC signed a concession agreement amendment, rendering the re-bidding process irrevocable.

The auction successfully took place on May 19, 2023. On September 12, 2023, a contract between the new concessionaire and the Brazilian ANAC was signed, starting the process of approval of the compensation payment to ICASGA and a concession agreement with the new operator, Zurich Airports, was signed on September 12, 2023. Following the approval of the required budgetary allocation by the Brazilian National Congress and its endorsement by the President of Brazil on December 27, 2023, the final gross indemnification payable to ICASGA was determined at R$609.5 million (approximately U.S.$125.9 million). The auction for the new concessionaire was successfully held on May 19, 2023.

Considering that all conditions for the concession agreement amended to be effective were met, as of December 31, 2023, a net gain of U.S.$166.5 million was recognized in ICASGA, mainly due to a gain for the reversal of impairment losses recognized in previous periods over intangible assets of U.S.$103.8 million (Note 12) and other operating income that includes the compensation for the assets and liabilities of the concession for a total of U.S.$62.7 million (Note 8). The related concession assets, including the concession intangible asset, and liabilities were derecognized as of December 31, 2023. The transaction did not have an impact on income tax as unrecognized tax loss carry forwards were used to compensate the current tax expense for an amount of R$36.8 million (equivalent to U.S.$7.4 million). Based on tax advice received, management considers that 100% of the result could be offset by tax loss carryforwards with no limitation.

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

Brazilian Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On the Company—B. Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement,” and “Item 4. Information On the Company—B. Business Overview—Regulatory and Concessions Framework—Brazil—Natal Concession Agreement.”

Term: The Natal Airport concession was awarded in August 2011 to ICASGA and was originally scheduled to expire in 2040. On March 5, 2020, however, the Company made public that ICASGA filed a non-binding request to the Brazilian Federal Government to commence the termination process of the Natal Airport, and on November 19, 2020, CAAP announced the execution of the corresponding amendment. On December 28, 2023, ICASGA and ANAC entered into an agreement, whereby ICASGA was absorbed by ACI do Brasil S.A. Following the completion of the re-bidding process, the operation of the Natal Airport was transferred to Zurich Airports (the new concessionaire).

The Brasilia Concession Agreement started in 2012 and is expected to expire in 2037, which may be extended for an additional 5 years, if necessary, to reestablish economic equilibrium.

Concession fees: The Brasilia airport is required to pay the ANAC an annual fixed payment. The amount is R$180.0 million for the years 2021 through 2031 (for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037), R$301.4 million for 2032 and R$270.1 million for the years 2033 through 2037, as well as a variable payment, adjusted by the Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo; or “IPCA”). Brasilia Airport is also subject to an annual variable payment, equal to: (i) 2% of the perceived annual gross revenues, for annual gross revenue of up to, R$469.8 million for the year ended December 31, 2022, and R$491.3 million for the year ended December 31, 2023; plus (ii) 4.5% of the annual gross revenues, including the gross revenue of its wholly owned subsidiaries, for annual gross revenues above R$469.8 million for the year ended December 31, 2022, and R$491.3 million for the year ended December 31, 2023, if any. As of December 31, 2021, a 50% of the concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Regarding the concession fee to be paid in 2022, a partial payment of R$81.6 million (equivalent to U.S.$15 million) was made through the application of re-equilibrium credits. To pay the remaining amount, ICAB presented on November 21, 2022, an offer of court payment orders to the Ministry of Infrastructure, which is still under analysis. In December 2022, the Ministry issued an official letter confirming that until it issues a final opinion, ICAB is in compliance with its obligations. Regarding the concession fee to be paid in 2023, a partial payment of R$104.5 million (equivalent to U.S.$21.6 million) was made through the application of re-equilibrium credits. The remaining amount of R$248.2 million (equivalent to U.S.$51.3 million) was paid in cash. Regarding the year 2024, a partial payment of R$112.6 million (equivalent to U.S.$19.3 million) was made through the application of re-equilibrium credits. The remaining amount of R$257.3 million (equivalent to U.S.$44.1 million) was paid in cash, bringing the total to R$369.9 million (equivalent to U.S.$63.4 million). In 2025, the enforceability of a fixed contribution of R$386.4 million was suspended, as communicated by the regulatory authority (ANAC) in December 2025, as a result of the contractual renegotiation process. The suspension will remain valid until the negotiation process is concluded and, while in effect, does not constitute a default.

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

Extraordinary review: an extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICASGA or ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk. We may request an extraordinary review of the Brazilian Concession Agreement to re-establish the economic and financial equilibrium of the concession if one or more of the following events occurs: (a) changes in any law or rule related to (i) the services that the concessionaire must provide or (ii) any security procedure; (b) operational restrictions resulting from any act (or omission thereof) by any governmental body; (c) mandatory changes in tariffs or granting of tariff benefits; (d) changes in the tax regime that causes additional costs for the concessionaire (excluding income tax); and (e) a Force Majeure event. The review is based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium.

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

Inframerica was originally owned by Infravix and Corporación América S.A. (“CASA”). In 2015, we and the Majority Shareholder (A.C.I. Airports S.à r.l.) acquired Infravix’s and CASA’s shareholding in Inframerica.

As of the date of this annual report, ICASGA has been fully absorbed by ACI do Brasil S.A., and the concession for the Natal Airport has been fully transferred to Zurich Airports (see “Item 4. Information On the Company—B. Business Overview—Our Airports by Country in Which We Operate—Brazil”).

Uruguay

Our operations in Uruguay consist of the operation and maintenance of the two main Uruguayan airports that receive commercial flights, the Carrasco Airport and the Punta del Este Airport, and the Uruguay New Airports which were incorporated into the scope of the Carrasco Concession Agreement pursuant to the Amended Carrasco Concession Agreement. The Carrasco Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. Carrasco Airport has the capacity to handle up to 4.5 million passengers annually. It currently serves regional centers, tourist destinations, and certain major cities throughout Europe and the Americas. The Punta del Este Airport is not material to our business. Upon the execution of the Amended Carrasco Concession Agreement, Puerta del Sur also operates, develops and maintains the Uruguay New Airports.

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

Main Operating and Financial Metrics

In 2025, of the approximately 2.3 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 155 thousand were in the Punta del Este Airport. In 2024, of the approximately 2.2 million total passengers in Uruguay, approximately 2.1 million were in the Carrasco Airport and 133 thousand were in the Punta del Este Airport. In 2023, of the approximately 2.0 million total passengers in Uruguay, approximately 1.8 million were in the Carrasco Airport and 134 thousand were in the Punta del Este Airport.

The following table provides summary data for our operations in Uruguay for the periods indicated:

	For the Year Ended December 31,
	2025		2024		2023
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)(1)	$192.2	9.8%	$185.7	10.1%	$157.0	11.2%
Number of passengers (in millions)	2.3	2.6%	2.2	2.8%	2.0	2.4%
Air traffic movements (in thousands)	34.0	3.9%	32.5	4.0%	32.0	3.8%
Adjusted Segment EBITDA (in millions of U.S.$)(2)	$66.2	9.1%	$64.0	10.2%	$50.0	7.4%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(2)	$66.2	9.2%	$64.0	10.3%	$50.0	7.4%
(1)	Includes revenues for TCU and intersegment adjustments of U.S.$10.2 million in 2025, U.S.$8.4 million in 2024 and U.S.$8.2 million in 2023.
(2)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

Uruguayan Concession Agreements Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—The Carrasco Concession Agreement,” and “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—The Punta del Este Concession Agreement.”

Term: The initial term of the Carrasco Concession Agreement was for 20 years commencing in November 2003, which in August 2014 was extended for an additional 10-year period, until 2033, and further extended in November 2021, upon execution of the Amended Carrasco Concession Agreement, for an additional 20-year period until 2053. The Punta del Este Concession Agreement was executed in 1993 and was extended in 2019 for an additional 14-year period, until 2033, and further extended on May 15, 2024, upon execution of the Amended Punta del Este Concession Agreement for an additional 10-year period until 2043.

Concession fee: Puerta del Sur is required to pay annual concession fees, consisting of (a) basic fees, equal to the higher of (i) a fixed annual amount of U.S.$6.06 million and (ii) U.S.$5.57 per total annual passengers (some limits and exceptions apply), plus applicable cargo fees, and (b) additional fees, as long as the number of passengers exceed 1.5 million passengers per year, which are calculated by multiplying the number of passengers by a fix coefficient, depending on the volume of passengers. The concession fee is to be made in two separate semi-annual installments, due July and December each year. As per a recent amendment to the Carrasco Concession Agreement, by which the area in which the old airport terminal is located was incorporated to the concession area for logistic activities, an additional cargo fee was created for cargo which does not arrive or departure by air.

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

Ecuador

Our operations in Ecuador consist of the operation and maintenance of the Guayaquil Airport, in the City of Guayaquil, the second largest airport in the country, and the Galapagos Airport, located in Baltra Island, Galapagos Archipelago, the third largest airport in the country.

The Galapagos Airport has been recognized as the first ecological and sustainable airport in the world by the U.S. Green Building Council. The airport terminal was entirely planned, designed and built, taking into account its relationship with the surrounding environment to reduce its environmental impact. The terminal also received Leadership in Energy and Environmental Design (LEED) certification, GOLD level.

Additionally, in June 2017, the Galapagos Airport became the first carbon neutral airport in Latin America from the Airport Carbon Accreditation program. The program, implemented by Airports Council International Europe, is aimed at evaluating and recognizing airports that make outstanding efforts to reduce and compensate for greenhouse gas emissions. Currently, the Galapagos Airport is in level 3 and it is working towards moving to the next level: 5 Net Zero.

Main Operating and Financial Metrics

The following table provides summary data for our operations in Ecuador for the periods indicated:

	For the Year Ended December 31(1),
	2025		2024		2023
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$114.4	5.8%	$110.3	6.0%	$105.2	7.5%
Number of passengers (in millions)	4.7	5.4%	4.7	5.9%	4.8	6.0%
Air traffic movements (in thousands)	78.4	8.9%	76.1	9.2%	78.5	9.2%
Adjusted Segment EBITDA (in millions of U.S.$)(2)	$33.3	4.6%	$33.7	5.4%	$32.0	4.7%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(2)	$33.3	4.7%	$33.7	5.4%	$32.0	4.8%
(1)	We have included 100% of operational information of ECOGAL, with respect to number of passengers and air traffic movements, for the years ended December 31, 2025, 2024, and 2023. The revenue information for the years ended December 31, 2025, 2024, and 2023 includes only the consolidated revenue of TAGSA, our other concession in the Ecuador segment.
(2)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

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

Term: The Guayaquil Concession Agreement was executed in 2004, as amended from time to time, and is set to expire on July 27, 2031.

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

Capital expenditure commitments: as a result of the concession extension granted by Seventh Amendment, the Guayaquil Concession Agreement includes an obligation to execute new works and investments that will culminate in the year 2024, for a total reference amount of U.S.$32.2 million, of which U.S.$26.3 million were already invested as of December 31, 2023. This Seventh Amendment establishes that in the year 2024, a resurfacing project for the runway was to be executed for an approximate value of U.S.$8.0 million. However, said project was not technically necessary, which led to the execution of the Tenth Amendment to reallocate the investment funds and establish a mechanism of mutual agreement to determine the allocation of those resources. Currently, works have been executed and investments made by TAGSA have been offset in the amount of U.S.$2.1 million, leaving a remaining balance of U.S.$4.8 million to be invested.

Term: The Galápagos Concession Agreement was executed in 2011, as amended from time to time, and is set to expire on December 31, 2032.

On January 15, 2026, ECOGAL entered into the Fourth Addendum to the Concession Agreement with the Dirección General de Aviación Civil (“DGAC”) in connection with the Public Airport Service of Seymour Airport, located on Baltra Island, Santa Cruz Canton, Galápagos Province. Said Fourth Addendum recognizes ECOGAL’s right to the restoration of the economic and financial equilibrium of the Concession Agreement and establishes the following compensation mechanisms:

1.	Extension of the term of the Concession Agreement until December 31, 2032.
2.

Increase of the Terminal Passenger Use Tax by U.S.$5.20 per passenger and increase of the Landing Fee by U.S.$1.61 per ton. The implementation of such increases was subject to the issuance of a resolution by the National Civil Aviation Council, following a formal request submitted by the Director of the DGAC. Such resolution was duly issued on March 3, 2026 (Resolution No. 003/2026 of the National Civil Aviation Council).

3.	Increase of the management fee payable to the relevant CAAP company to 8% of airport revenues.

In addition to the obligations under the Concession Agreement, ECOGAL has undertaken the following commitments:

1.	Increase of the DGAC supervision fee to 5% of airport revenues.
2.	Within one year from the execution of the Fourth Addendum, ECOGAL shall resurface the entire runway and apron with 0.10 meters of asphalt and shall install the airport beacon system.
3.

In consideration of the extension of the concession term until December 31, 2032, ECOGAL shall carry out an additional resurfacing of the runway during the second half of 2031, if required, for a maximum aggregate amount of up to U.S.$4 million (including VAT). For this purpose, a technical study shall be conducted in 2029 to assess the condition of the runway. If, based on the results of such study, ECOGAL determines that resurfacing is necessary, the execution of such works shall be subject to the condition that the concession agreement remains in economic and financial equilibrium.

TAGSA and ECOGAL Ownership Structure

We currently own 50.0% of TAGSA, which operates and maintains the Guayaquil Airport, and 99.9% of ECOGAL, which operates and maintains the Galapagos Airport.

Armenia

In Armenia, we operate the only two airports for scheduled commercial flights in Armenia: The Zvartnots Airport, located in the capital city of the country, and the Shirak Airport.

Main Operating and Financial Metrics

For the year ended December 31, 2025, of the approximately 5.8 million total passengers in Armenia, approximately 5.6 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2024, of the approximately 5.4 million total passengers in Armenia, approximately 5.2 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport. For the year ended December 31, 2023, of the approximately 5.4 million total passengers in Armenia, approximately 5.3 million were in the Zvartnots Airport and 0.1 million were in the Shirak Airport.

The following table provides summary data for our operations in Armenia for the periods indicated:

	For the Year Ended December 31,
	2025		2024		2023
		% of Total		% of Total		% of Total
Revenue (in millions of U.S.$)	$296.3	15.1%	$252.8	13.7%	$252.5	18.0%
Number of passengers (in millions)	5.8	6.6%	5.4	6.8%	5.4	6.7%
Air traffic movements (in thousands)	42.9	4.9%	39.9	4.8%	44.1	5.2%
Adjusted Segment EBITDA (in millions of U.S.$)(1)	$119.1	16.4%	$102.7	16.3%	$99.7	14.7%
Adjusted Segment EBITDA excluding Construction Services (in millions of U.S.$)(1)	$118.6	16.6%	$102.3	16.4%	$99.6	14.8%
(1)	For further information on our Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services, see “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Item 5. Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

Armenian Concession Agreement Key Terms

Key terms are described below, for a full description of the concession terms, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Armenia—Armenian Concession Agreement.”

Term: The Armenian Concession Agreement was executed in 2002 and expires in 2067. The concession agreement provides for the possibility to discuss potential future extensions, subject to mutual agreement.

Concession fee: no concession fee is required under the Armenian Concession Agreement.

Master Plan: AIA submitted a new master plan on January 26, 2026, which replaces the former master plan and applies during the term of the agreement. The master plan includes a capital investment program of U.S.$425 million to be executed by 2033, covering infrastructure development, operational enhancements, and long-term capacity expansion at Zvartnots International Airport. The master plan shall be updated every five years starting in 2034.

Tariff adjustments: the Armenian concession operates under an inflation-based model. The concession agreement provides for annual tariff adjustments starting in April 2027.

Economic equilibrium and rebalancing mechanisms. The concession agreement provides an economic equilibrium rebalance framework, providing for compensation mechanisms in the event of:

a. force majeure events;

b. passenger traffic declines below certain thresholds;

c. any additional regulatory or tax changes affecting the concession’s financial balance; and

d. additional capital investments approved by the GOVERNMENT OF ARMENIA beyond the agreed investment program.

The compensation mechanism may be given via tariff adjustments and/or extensions of the concession term.

Airport charges and tariff adjustment framework. The agreement establishes that AIA has the right to adjust all tariffs set in Euros, staring in April 2027, by a parametric formula considering the inflation indices in Armenia, the United States, and the European Union, as well as the applicable exchange rates.

AIA Ownership Structure

We own 100% of AIA which owns the concession to operate and maintain the Zvartnots Airport and the Shirak Airport.

Main Customers

Main Aeronautical Customers

For the year ended December 31, 2025 our main aeronautical customers were LATAM Group, Aerolíneas Argentinas Group, Gol Transportes Aéreos, Copa, Jetsmart Airlines, Avianca Group, Iberia Lineas Aereas Espana, American Airlines and FB Líneas Aéreas S.A.

	For the Year Ended December 31,
	2025		2024		2023
		% of Total		% of Total		% of Total
	(in millions	Aeronautical	(in millions	Aeronautical	(in millions	Aeronautical
Main Aeronautical Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
LATAM Group(1)	132.8	14.2%	124.2	14.2%	84.8	13.2%
Aerolíneas Argentinas Group(1)	121.7	13.0%	123.5	14.1%	71.4	11.1%
Gol Transportes Aéreos	71.5	7.6%	56.5	6.4%	37.1	5.8%
Copa	56.9	6.1%	53.5	6.1%	40.2	6.2%
Jetsmart Airlines	52.2	5.6%	28.8	3.3%	15.7	2.4%
Avianca Group	52.0	5.6%	37.7	4.3%	27.6	4.3%
Iberia Lineas Aereas España	35.8	3.8%	36.9	4.2%	23.8	3.7%
American Airlines	30.0	3.2%	34.3	3.9%	23.5	3.6%
FB Líneas Aereas S.A.	26.5	2.8%	24.9	2.8%	17.8	2.8%
Others	355.3	38.0%	356.4	40.7%	302.5	46.9%
Total	934.7	100.0%	876.7	100.0%	644.5	100.0%
(1)	See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—The loss of one or more of our aeronautical customers or the interruption of their operations could result in a loss of a significant amount of our passenger traffic.”

The table sets forth our main aeronautical customers for the years ended December 31, 2025, 2024, and 2023, based on the total amount of aeronautical revenue.

Main Commercial Customers

In 2025, our main commercial customers were Dufry and Flyone Armenia. In 2025, we invoiced U.S.$93.4 million to Dufry and U.S.$31.1 million to Flyone Armenia, representing 11.5 % and 3.8%, respectively, of our total consolidated commercial revenue.

In 2024, our main commercial customers were Dufry and Flyone Armenia. In 2024, we invoiced U.S.$89.3 million to Dufry and U.S.$21.4 million to Flyone Armenia, representing 12.1 % and 2.9%, respectively, of our total consolidated commercial revenue.

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

Our duty-free concession agreements are primarily long-term contracts and include a variable payment, as well as a required minimum fee. Variable payments are calculated as a percentage of revenues. New contracts may include an upfront payment once executed. We also charge a separate fee for use of retail and warehouse space. The terms of each agreement with Dufry vary depending on the jurisdiction and size of the airport where it operates.

The following table sets forth our main commercial services providers for the years ended December 31, 2025, 2024 and 2023, based on the percentage of total amounts invoiced by us (net from value added tax) to all commercial services providers during the periods indicated:

	For the Year Ended December 31,
	2025		2024		2023
		% of Total		% of Total		% of Total
	(in millions	Commercial	(in millions	Commercial	(in millions	Commercial
Main Commercial Customers	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Dufry	93.4	11.5%	89.3	12.1%	82.2	13.6%
Flyone Armenia	31.1	3.8%	21.4	2.9%	26.5	4.4%
Aeroflot Group	17.8	2.2%	14.9	2.0%	11.8	2.0%
Dragonpass	13.2	1.6%	6.8	0.9%	3.7	0.6%
Priority Pass	13.0	1.6%	11.9	1.6%	9.5	1.6%
Wizz Air	10.8	1.3%	7.6	1.0%	7.6	1.3%
Aerolineas Argentinas Group	9.0	1.1%	12.4	1.7%	10.2	1.7%
Gategourmet	8.8	1.1%	9.9	1.3%	4.3	0.7%
Zvartnots Handling CJSC	4.9	0.6%	4.3	0.6%	4.4	0.7%
Others	611.1	75.2%	560.3	75.9%	443.4	73.4%
Total	813.1	100.0%	738.7	100.0%	603.7	100.0%

Plans for expansion

We are also pursuing a major terminal area expansion at Zvartnots Airport. One of the main goals for this project is to expand capacity to accommodate growing passenger traffic and to improve operational performance. The estimated capital expenditure for this project is U.S.$425 million, with financing arrangements to be confirmed. The project is expected to be completed in 2031 and to add capacity for approximately 12.0 million additional passengers, representing approximately 3.0 times the airport’s current capacity.

Nigeria

In October 2022, a consortium formed by Corporación América Airports, Mota-Engil, Engenharia e Construção África S.A., and Mota-Engil Nigeria Limited (the “Nigeria Consortium”), in which the Company holds a 51% stake, was declared by the Federal Government of Nigeria as the preferred bidder for the concession of Nnamdi Azikiwe International Airport, Abuja (“NAIA”) and Mallam Aminu Kano International Airport, Kano (“MAKIA”), and their respective cargo terminals. In May 2023, the Federal Executive Council of Nigeria approved the concession under a public-private partnership arrangement. The concession agreement has a term of 20 years for NAIA and 30 years for MAKIA. On April 7, 2025, the Federal Government of Nigeria discontinued the previous concession allocation processes for four international airports (Lagos, Abuja, Kano, and Port Harcourt). The Government informed the Company that the concessions bidding process will be restructured and re-advertised. As of December 31, 2025, the Nigerian companies created by the Consortium in anticipation of the operation of the Abuja and Kano concessions remained inactive.

Iraq

In November 2025, a consortium formed by Corporación América Airports and Amwaj International for Real-Estate Investments Co. Ltd. (the “Iraq Consortium”) signed an award agreement with the Government of Iraq, following an international tender process supervised by the International Finance Corporation (IFC), a member of the World Bank Group, to operate Baghdad International Airport. Pursuant to the terms of the award agreement, the parties have a period of 90 days (which may be extended by mutual agreement) to negotiate in good faith and enter into the respective public-private partnership agreement. The project contemplates a total investment of approximately $764 million and a 25-year concession term. The scope of works includes construction of a new passenger terminal with initial capacity of 9 million passengers annually, expandable to 15 million passengers, as well as rehabilitation of runways, taxiways and aircraft aprons, installation of boarding bridges, a VIP terminal, and other facilities. The Company is currently negotiating the extension of the period and the execution of the PPP agreement. The Iraq Consortium is also working on the incorporation of a special purpose vehicle.

Angola

In December 2025, the consortium formed by the Company, Mota-Engil Engenharia e Construção and BestFly Ltda. received a formal notification from the Ministry of Transport of the Republic of Angola, of the award decision in connection with the tender process for the operation, management and maintenance of the newly built international airport in Luanda (Dr. António Agostinho Neto International Airport – “AIAAN”). The decision follows a competitive process conducted in compliance with applicable legal and technical procedures in Angola, and is subject to the execution of the definitive concession agreement, the approval of the concession agreement by the Court of Auditors and the satisfaction of customary conditions precedents. As of the date of this annual report, the consortium has provided the required bond and is currently reviewing the draft of the concession agreement for AIAAN.

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

Following the approval of the Omnibus I simplification package by the European Parliament on December 16, 2025 (following the provisional agreement reached with the Council of the EU on December 9, 2025), the mandatory reporting timeline for companies previously classified in the ‘second tranche’ has been postponed by two years. We expect to be required to report in line with the European Sustainability Reporting Standards (ESRS) and CSRD requirements for the first time in 2028, covering the financial year ending December 31, 2027. This timeline remains subject to the final transposition of these amendments into Luxembourg law, which is expected in the first half of 2026.

The “Omnibus” directive was published in the Official Journal of the European Union on February 26, 2026, following its official adoption by the Council of the European Union on February 24, 2026.

During 2024, the Company completed its double materiality assessment and obtained the final list of KPIs to disclose and comply with the CSRD. The results were shared with the local sustainability teams, and a workshop to review process of the outcome was held with the Audit Committee. Such KPIs will have to be revised and matched with the new ESRS simplified requirements during 2026.

During 2025, the Company published its 2024 sustainability report, aligned with the GRI Standard, and intends to do the same during 2026 for the 2025 sustainability report.

Also, the Company modified its Corporate Governance Code to give formal entity to the Corporate Sustainability Area and its relationship with the local sustainability teams, Executive Committee and Audi Committee.

Moreover, the Company’s strategy contemplates the implementation, in the near future, of the following steps:

●	Development of internal corporate ESG policies and processes to increase compliance at a consolidated level, and allocate responsibilities across the group entities and teams;
●	Align the CSRD requirements to the current Corporate Strategy for the management of the ESG KPIs that are currently not being measured in the manner that the CSRD demands; and
●	Provision of regular sustainability and ESG related trainings to board members, executive teams and people responsible for collecting sustainability-related information across the Company.

Regulatory and Concessions Framework

Introduction

As of December 31, 2025, we hold concessions in Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia and are subject to regulations in each one of these countries. The following table sets out aspects of our concession agreements, along with their respective term and extension provisions, and the corresponding regulatory governmental authority.

	Concession agreement	Governmental authority	Term and extension provisions
Argentina	AA2000 Concession Agreement	Argentine Government; ORSNA	30-year original term. It was extended for 10 additional years on December 17, 2020, ending February 13, 2038.
	ANSA Concession Agreement	Government of the Province of Neuquén; ORSNA	20-year original term ending October 24, 2021. It was extended until October 2026.
	BBL Concession Agreement	Municipality of Bahía Blanca; ORSNA	25 year term ending May 22, 2033. Concession term may be extended for 10 years upon governmental approval.-
Italy	Pisa Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending December 7, 2048).
	Florence Concession Agreement	ENAC	40-year original term. A two-year extension was granted by the Government in July 2020 (ending February 10, 2045).
Brazil	Brasilia Concession Agreement	Brazilian ANAC	25-year term (ending July 24, 2037); may be extended for an additional 5 years if necessary to reestablish economic equilibrium.
Uruguay	Carrasco Concession Agreement and	Defense Ministry

20-year original term. A ten-year extension was granted by the Government in August 2014 (ending 2033) and an additional 20-year extension was granted by the Government in November 2021 (ending on November 20, 2053).

	Punta del Este Concession Agreement	Defense Ministry

20-year original term. A six-year extension was granted by the Government in 2001 (ending 2019), an additional 14-year extension was granted by the Government in 2019 (ending 2033) and a third extension was granted by the Government in 2023 for 10 years (ending 2043)

Ecuador	Guayaquil Concession Agreement	AAG; Municipality of Guayaquil	27-year and 5-month term (ending July 27, 2031).
	Galapagos Concession Agreement	DGAC; STAC (as defined herein)	Extension recently executed. Concession set to terminate on December 31, 2032.
Armenia	Armenian Concession Agreement	Armenian Ministry of Territorial Administration and Infrastructure, CAC (as defined herein)	Extension recently executed. Concession set to terminate on December 31, 2067

Argentina

Our Airports in Argentina

	Name	Location	International or national status	Category(1)
1.	Aeropuerto de San Carlos de Bariloche “Teniente Luis Candelaria”	San Carlos de Bariloche	International	I
2.	Aeropuerto de Catamarca, “Coronel Felipe Varela”	Catamarca	National	I
3.	Aeroparque “Jorge Newbery”	Ciudad A. Buenos Aires	International	I
4.	Aeropuerto de Comodoro Rivadavia, “Gral. Enrique Mosconi”	Comodoro Rivadavia	International	I
5.	Aeropuerto de Córdoba, “Ing. A. Taravella”	Córdoba	International	I
6.	Aeropuerto de Esquel “Brigadier General Antonio Parodi”	Esquel	National	I
7.	Aeropuerto de Ezeiza, “Ministro Pistarini”	Ezeiza	International	I
8.	Aeropuerto de Formosa, “El Pucu”	Formosa	International	I
9.	Aeropuerto de General Pico	General Pico	National	II
10.	Aeropuerto de Cataratas del Iguazú, “Mayor D. Carlos Eduardo Krause”	Puerto Iguazú	International	I
11.	Aeropuerto de Jujuy, “Gobernador Horacio Guzmán”	Jujuy	International	I
12.	Aeropuerto de La Rioja, “Capitán Vicente Almandos Almonacid”	La Rioja	National	I
13.	Aeropuerto de Malargüe, “Comodoro D Ricardo Salomón”	Malargüe	National	II
14.	Aeropuerto de Mar del Plata, “Astor Piazzolla”	Mar del Plata	International	I
15.	Aeropuerto de Mendoza, “El Plumerillo”	Mendoza	International	I
16.	Aeropuerto de Paraná, “General Urquiza”	Paraná	National	I
17.	Aeropuerto de Posadas, “Libertador General D. José de San Martín”	Posadas	International	I
18.	Aeropuerto de Puerto Madryn, “El Tehuelche”	Puerto Madryn	National	II
19.	Aeropuerto de Reconquista “Teniente Daniel Jukic”	Reconquista	National	II
20.	Aeropuerto de Resistencia, “José de San Martín”	Resistencia	International	I
21.	Aeropuerto de Río Cuarto, “Área de Material”	Las Higueras	National	II
22.	Aeropuerto de Río Gallegos, “Piloto Civil Norberto Fernández”	Río Gallegos	International	I
23.	Aeropuerto de Río Grande “Gobernador Ramon Trejo Noel”	Río Grande	International	I
24.	Aeropuerto de Salta, “Martín Miguel de Güemes”	Salta	International	I
25.	Aeropuerto de San Fernando	San Fernando	International	II
26.	Aeropuerto de San Luis, “Brigadier Mayor César R Ojeda”	San Luis	National	I
27.	Aeropuerto de San Rafael, “S.A. Santiago Germano”	San Rafael	National	II
28.	Aeropuerto de San Juan, “Domingo Faustino Sarmiento”	San Juan	National	I
29.	Aeropuerto de Santa Rosa	Santa Rosa	National	I
30.	Aeropuerto de Santiago del Estero, “Vcom. Ángel de la Paz Aragonés”	Santiago del Estero	National	I
31.	Aeropuerto de Tucumán, “Tte. Benjamín Matienzo”	San Miguel de Tucumán	International	I
32.	Aeropuerto de Viedma, “Gobernador Castello”	Viedma	National	I
33.	Aeropuerto de Villa Reynolds	Villa Reynolds	National	I
34.	Aeropuerto El Palomar	El Palomar	International	I
35.	Aeropuerto de Neuquén, “Presidente Perón”(2)	Neuquén	International	I
36.	Aeropuerto de Bahía Blanca, “Comandante Espora”(2)	Bahía Blanca	National	I
37.	Aeropuerto Termas de Río Hondo (3)	Termas de Río Hondo	National	I
(1)	The category determines the maximum fees we may charge. See in “Item 4. Information On the Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement,” the “Passenger Use Fees,” “Landing Fees,” and “Parking Fees.”

(2)	In addition to the airports operated under the AA2000 Concession Agreement, we also operate the Neuquén Airport and the Bahía Blanca Airport which are not subject to the AA2000 Concession Agreement. These airports are subject to Province of Neuquén and Municipality of Bahia Blanca regulations as well as to ORSNA resolutions, respectively. See “—Other Airports we operate in Argentina.”
(3)	Pursuant to ORSNA’s Resolution No. 27/2021, the Termas de Río Hondo Airport has also been incorporated into the AA2000 Concession Agreement.

Sources of Regulation

We are subject to numerous regulations that govern the AA2000 Concession Agreement, the concession agreements for the Neuquén and the Bahía Blanca Airports, as well as our business. These regulations are issued by the Argentine Congress, the Executive Branch, the Ministry of Transportation (currently, the Secretary of Transportation, under the Ministry of Infrastructure in accordance with the provisions of Decree No. 8/2023), ORSNA and the Administration of National Civil Aviation (Administración Nacional de Aviación Civil or the “Argentine ANAC”).

The Argentine Aeronautical Code (Law No. 17,285, as amended by Decree No. 70/2023) and Regulation No. 1/2017 establish the basic regulatory framework for airports, including airport classification and the distinction between public and private airports. Decree No. 375/97 created the Argentine National Airport System, established the general framework for airport operation and management, and provides that concessions may be granted through public bidding. ORSNA regulates management and maintenance matters, while Argentine ANAC oversees airport safety and air travel. Pursuant to the Argentine Constitution, national airports are “premises of national interest,” making federal legislation applicable.

Aeronautical Policy

On December 20, 2023, Decree No. 70/2023, introduced broad economic deregulation measures, affecting air transportation, including repealing several laws governing national aeronautical policy, classifying civil aviation and ramp services as essential services, replacing the concession regime with an authorization-based system, and eliminating nationality requirements for domestic carriers. Airport services under the AA2000 Concession Agreement and ORSNA supervision remain unchanged. Although the Argentine Senate rejected Decree No. 70/2023 in March 2024, it remains effective until expressly rejected by both legislative chambers.

See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—Political events and political measures taken in Argentina could affect the country’s economy and the aeronautical sector in particular.”

Decree No. 599/2024, further regulated these reforms by repealing inconsistent regulations and approving the Regulation on Access to Air Transportation Markets. Key principles include free market access, fair competition, tariff deregulation, and minimal government intervention.

Additional regulations enacted in 2024 and 2025 include: (i) Decree No. 816/2024 on civil aviation infractions; (ii) Decree No. 825/2024 on minimum essential services during air transport interruptions; (iii) Decree No. 883/2024 on interjurisdictional transport deregulation at airports; (iv) Decree No. 941/2024 on delegation of aeronautical authority powers; (v) Resolution No. 43/2025 approved transitional slot allocation regulations effective until October 31, 2025; (vi) Resolution No. 85/2025 separated passenger boarding bridges from ramp services; (vii) Resolution No. 65/2025 reinforced ramp activity deregulation; and (viii) Resolution No. 1067/2025 launched Intercargo’s privatization process.

Moreover, since 2023, Argentina has updated over 50 Air Services Agreements, removing weekly frequency caps and enabling additional air freedoms (5th–9th), resulting in approximately 250 additional weekly frequencies by January 2026. Decree No. 873/2024 established Aerolíneas Argentinas S.A. as subject to privatization, though the process remains on hold, pending legislative approval. Regulations also introduced ACMI (aircraft, crew, maintenance and insurance) leasing and interchange operations, boosting capacity for local carriers such as Flybondi and Jetsmart. While impacts are not immediate across all agreements, we believe these reforms enable traffic to grow in line with demand in the coming years.

In case any further regulation or the outcome of the referred privatization processes adversely affects AA2000’s rights under the Technical Conditions of the Extension, AA2000 may be required to take relevant measures to mitigate any effects on the economic equilibrium of the Concession. See “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement— The aeronautical policy reforms proposed by the current administration may affect our business and the results of operations.”

Governmental Authorities

Role of ORSNA

The Organismo Regulador del Sistema Nacional de Aeropuertos (ORSNA, as previously defined for its Spanish acronym) is the principal regulator under Argentine law, responsible for establishing rules governing AA2000’s management and maintenance of airports, enforcing compliance with Argentine laws and concession terms, and approving investment and master plans. ORSNA and Argentine ANAC jointly establish criteria for safety manuals, operations manuals, emergency plans, and maintenance programs. All disputes must be submitted to ORSNA before federal courts, with appeals proceeding to the Secretary of Transportation and subsequently to federal courts.

Role of the Argentine ANAC

Under the Secretary of Transportation, Argentine ANAC provides air traffic control, flight protection, and navigation services, and has power to audit civil aviation activities. Under the AA2000 Concession Agreement, Argentine ANAC provides operating functions (air traffic control and communications), supervisory functions (infrastructure, personnel, and equipment), and safety functions (search and rescue direction).

Additional Argentine Agencies

The Ministry of Interior operates the Argentine Migrations Bureau and, under the Ministry of the Economy, operates the Argentine General Customs Bureau (Dirección General de Aduanas) performing immigration and customs functions. Security functions are provided by the Airport Security Police under the Ministry of Security.

The AA2000 Concession Agreement

Pursuant to Administrative Decision No. 60/98, AA2000 was awarded the concession for the operation of 33 of the airports approved by Decree No. 163/98, dated February 11, 1998. In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement until February 2038 through Decree No. 1009/2020.

On July 20, 2005, AA2000 executed a memorandum of understanding with the Argentine Government establishing renegotiation guidelines, culminating in the Final Memorandum of Agreement executed on April 3, 2007.

Under the AA2000 Concession Agreement, AA2000 is responsible for: (i) ensuring equality, freedom of access, and nondiscrimination in airport services; (ii) compliance with community interests, environmental protection, and national defense requirements; (iii) implementing ORSNA approved master plans; (iv) operating services reliably per national and international standards; (v) investing in infrastructure; (vi) maintaining airports; (vii) providing firefighting services; and (viii) controlling and coordinating operations under Argentine ANAC’s supervision.

Term

The AA2000 Concession Agreement was originally granted for 30 years through February 13, 2028. In December 2020, the term was extended until February 2038 pursuant to Decree No. 1009/2020, see “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement.” ORSNA may require AA2000 to continue operations for up to 12 months following termination or expiration, with no less than six months prior notice.

Technical Conditions of the Extension

Under the extension, AA2000 must comply with the following commitments: (i) U.S.$132 million in direct investment for works pending in 2020/2021; (ii) best efforts to secure funding of up to U.S.$85 million for the Development Trust and U.S.$124 million for the Development Trust Leverage Commitment by December 31, 2021; (iii) availability of U.S.$406.5 million (VAT included) by March 31, 2022 for works and redemption of government preferred shares; and (iv) U.S.$200 million in direct investments between 2024 and 2027 at an annual average of U.S.$50 million.

ORSNA Resolution No. 60/2021 established capital expenditures of approximately U.S.$500 million plus VAT in two phases: Phase 1 of approximately U.S.$336 million plus VAT during 2022-2023, and Phase 2 of approximately U.S.$164 million plus VAT between 2024 and 2027.

As of the date of this annual report, AA2000 has fully complied with the 2020/2021 Direct Investment Commitment and the Availability of Funds Commitment, as confirmed by ORSNA Note No. NO-2022-46520010-APN-ORSNA dated May 10, 2022. On May 22, 2023, ORSNA acknowledged AA2000’s compliance with the Development Trust Leverage Commitment best-efforts obligation.

Regarding Phase 1, investments totaling U.S.$407.1 million (VAT included) were completed between January 1, 2022 and May 31, 2024.

For Phase 2, aggregate investments of U.S.$104.8 million have been performed as of December 31, 2025, surpassing the required commitment amount for this period. AA2000 has substantially complied with the Technical Conditions commitments; however, failure to fully comply with remaining obligations could result in fines or termination of the AA2000 Concession Agreement.

The amount of capital expenditures for the 2028-2038 period will be established by ORSNA according to the operational needs of the aeronautical system and the equilibrium of the AA2000 Concession Agreement. The investment obligations for the 2028-2038 period remain undetermined and will be set at ORSNA’s discretion. As a result, the capital expenditure requirements for this period could vary in relation to the levels incurred under the prior investment commitments.

Pursuant to the Technical Conditions of the Extension and Resolution No. 60/2021, AA2000 withdrew all claims against the Argentine Government and its decentralized entities.

Property

Pursuant to the AA2000 Concession Agreement, the Argentine Government transferred to AA2000 the use of all of its personal property associated with the airports under the AA2000 Concession Agreement, for the term of the concession., AA2000 is responsible for maintenance and may grant sub-concessions subject to prior ORSNA notification. Upon expiration or termination, all property and improvements must be transferred back to the Argentine Government. AA2000 must grant space free of charge for Argentine Air Force duties.

Exclusivity

Under the AA2000 Concession Agreement, the Argentine Government cannot, under any circumstances, affect our exclusive rights or economic, to the extent we comply with the applicable contractual requirements.

However, under the Technical Conditions of the Extension, exclusivity regarding certain areas of influence outside Buenos Aires was eliminated, though exclusivity for tax warehouse activities continues nationwide. The Buenos Aires metropolitan area (Ezeiza, Aeroparque, San Fernando, and El Palomar) is excluded from exclusivity protection with respect to new airport infrastructure projects in the Río de la Plata area promoted by the Argentine public sector that cannot be financed and operated by AA2000. Prior to authorizing any such project, ORSNA is required to evaluate, upon receipt of a report from AA2000, the feasibility of carrying out the project under the existing concession framework.

Liabilities

Under the AA2000 Concession Agreement, we are liable for all damages caused to the Argentine Government and/or third parties because of our performance of the AA2000 Concession Agreement and our failure to perform our obligations thereunder.

Penalties

Under ORSNA Resolution No. 88/2004, ORSNA may impose monetary fines for breaches of certain obligations. Delays in implementing the investment plan result in penalties equal to 10% of the delayed work’s value, collectible against the performance guarantee.

Service Standards

Under the AA2000 Concession Agreement, we have agreed to adopt certain standards for our airports regarding design, construction, operation, administration, maintenance, renewal, improvement, development, equipment and systems as reasonably established by ORSNA in accordance with guidelines developed by the International Air Transport Association (“IATA”) and the International Civil Aviation Organization (“ICAO”) using similar airports as a reference based on their type, size and passenger traffic.

Performance Guarantee and Guarantee for the Performance of the Works Foreseen in the AA2000 Concession Agreement

Under the terms of the AA2000 Concession Agreement, we are required to maintain a performance guarantee in the amount of at least AR$30 million as security for the timely fulfillment of all of our obligations under the AA2000 Concession Agreement. In the event that ORSNA collects part or all of the guarantee, we are required to restore the full amount of the guarantee within 30 days from the date of collection and to pay the Argentine Government interest in an amount equal to SOFR (Secured Overnight Financing Rate) from the fifth day following such collection until the date that the guarantee is restored. We may, with the approval of ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. In this regard, we obtained a surety bond which currently amounts to AR$32.98 billion and which we intend to renew on an annual basis.

In addition, we are required to annually establish, prior to March 31 of each year, a guarantee in the amount of 50% of the annual investment plan required under the AA2000 Concession Agreement in order to guarantee our compliance with the investment plan for such year. We may, with the approval of ORSNA, pledge securities, assets, mortgages and surety bonds to satisfy our guarantee requirement. We obtained a surety bond in the amount of U.S.$25.0 million to comply with our obligation for 2025/2026.

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

For further details on repayments, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Assignment of Concession Agreement

The Concession Agreement may not be assigned without prior ORSNA and Argentine Government consent. AA2000 may grant sub-concessions for commercial operations with prior ORSNA notification.

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

●	Agreement With Intercargo: On November 20, 1990, the Argentine Government granted a concession to Intercargo for a period of 20 years for Intercargo to provide ramp services in 16 of our airports including loading and unloading of luggage, mail and cargo, among other services.

Intercargo had executed an agreement with the Argentine Government providing for the payment of monthly fees of U.S.$156,000 for ramp services. Such agreement was assigned to us when we took over the operations of the airports. As a result of certain negotiations following the Argentina peso devaluation, Intercargo currently pays to us an additional monthly fee of U.S.$156,740 and, every six (6) months, pays us the difference between such amounts and the amount resulting from the calculation using the current market exchange rate.

In addition, on December 18, 2025, AA2000 and Intercargo entered into an agreement effective as from January 1, 2025, by which AA2000 assigned to Intercargo the use of space within our airports for the development of the ramp service. In return, Intercargo will pay a fixed monthly fee of U.S.$174,935.78 and, additionally, as of July 1, 2027, a variable fee equivalent to 10% of its monthly net turnover for the provision of the ramp services at Ezeiza Airport, plus VAT.

During 2025, the Argentine Government issued several rules to implement the deregulation of the ramp services and launched the privatization process of Intercargo, which is currently ongoing. As a result of these measures, ramp services shall no longer be exclusively provided by Intercargo as established in the concession agreement between the Argentine Government and Intercargo. If the Argentine Government terminates or otherwise ends the Intercargo concession for ramp services, the provision of such services could be transferred to AA2000, which would then be responsible for carrying them out directly or through third parties. As of the date of this annual report on Form 20-F, the concession agreement remains formally in place.

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

Corporate and Share Transfer Restrictions

AA2000’s shares may not be pledged or encumbered without prior authorization from ORSNA. AA2000 cannot merge or spin off during the term of the AA2000 Concession Agreement.

Pursuant to the Concession Agreement, AA2000 is also required to maintain as its exclusive corporate purpose the operation, management and exploitation of Group A airports for the duration of the concession. However, AA2000 may participate as an airport operator in airport projects outside of Group A airports, subject to prior authorization from the relevant authority, provided that such participation does not diminish the quality of services, affect concession revenues or compromise AA2000’s contractual obligations.

Any amendment to the bylaws requires the prior authorization of ORSNA.

Applicable Law and Jurisdiction

The AA2000 Concession Agreement is governed and interpreted in accordance with the laws of Argentina. The parties to the AA2000 Concession Agreement agree to accept the jurisdiction of the competent federal courts of the City of Buenos Aires.

Miscellaneous Provisions

Under the terms of the AA2000 Concession Agreement, AA2000 may manage airports outside the Concession Agreement with prior authorization, and may stipulate that agreements for new works continue after early termination with ORSNA authorization.

Specific Allocation of Revenue

Under the terms of the AA2000 Concession Agreement, AA2000 must allocate 15% of total monthly concession revenue as follows: 11.25% to a development trust for capital expenditures; 1.25% to a fund for study, control, and regulation of the AA2000 Concession Agreement administered by ORSNA; and 2.5% to a trust for investment commitments. Certain revenues are excluded from this calculation, including sub-concessionaires’ expense reimbursements, Construction Services revenue under IFRIC 12, and Development Trust contributions.

Investment Plan

Investment Commitments

Under the terms of the AA2000 Concession Agreement and the Technical Conditions of the Extension, AA2000 is required to make capital expenditures in accordance with its investment plan through 2038.

Prior to the approval of the Technical Conditions of the Extension, required investment commitments from January 2006 until 2028 were AR$2.2 billion (at December 2005 values). As of December 31, 2021, AA2000 had invested AR$2.9 billion (at December 2005 values) under our investment plan. Our capital expenditures for the years ended December 31, 2025, 2024, 2023 and 2022 are under ORSNA’s review. AA2000’s investments have been funded through operating cash flow, funds from the Development Trust and the net proceeds from our issuance of indebtedness.

The amount of capital expenditures for the 2028-2038 period will be established by ORSNA according to the operating needs of the aeronautical system and the equilibrium of the AA2000 Concession Agreement. In addition, the Technical Conditions of the Extension includes an exhibit the indicative financial projection of income and expenses up to 2038 (calculated in December 2019 values).

As of the date of this annual report, AA2000 has substantially complied with its commitments. However, failure to fully comply with the pending obligations (in particular, Phase 2 Commitment) could result in the imposition of fines or the termination or revocation of AA2000 Concession Agreement. For further details, see “Item 4. Information On The Company—B. Business Overview—Regulatory and Concession Framework—Argentina—The AA2000 Concession Agreement—Technical Conditions of the Extension;” “Item 3. Key Information—Risk Factors—The Argentine Government extended the term of the AA2000 Concession Agreement until 2038, subject to our compliance with certain commitments. Failure to comply with these commitments could result in the imposition of fines, termination or revocation of the AA2000 Concession Agreement;” and “Item 3. Key Information—Risk Factors—Risks Related to Argentina and the AA2000 Concession Agreement—If ORSNA does not approve the capital expenditures already made under the AA2000 Concession Agreement, we could be required to make additional capital expenditures, which may affect our cash flows and financial condition.”

Compliance with the Investment Plan

AA2000’s five-year investment plans, submitted to ORSNA, focus on meeting operating needs, increasing capacity, and ensuring compliance with international quality and safety standards. Plans must be submitted by January 31 of the preceding year, with ORSNA-requested modifications implemented to avoid violations. All investment activities are recorded in an ORSNA-managed registry.

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

In July 2023, ORSNA issued Resolution No. 56/2023, approving financial projections for the period 2019-2023, with a full review pending recovery of international passenger traffic to 2019 levels. AA2000 challenged this resolution in court, requesting a review of 2018-2022 projections and tariff adjustments to restore the 16.45% internal rate of return required under the Technical Conditions of the Extension. Following an agreement in November 2023, the lawsuit was stayed.

ORSNA later approved yearly adjustments for 2018-2020 (Resolution 65/2023), and for 2021-2023 (Resolution 36/2024, notified on December 9, 2024). AA2000 has requested a review of Resolution 36/2024, contesting capital and maintenance expenses, passenger traffic projections, commercial revenues, and delays in equilibrium revisions. As of the date of this annual report, the administrative proceeding is stayed.

ORSNA continues to review aeronautical service fees periodically.

Withdrawal and Settlement of Claims

As a result of Argentina’s 2001/2002 economic crises, AA2000 and the Argentine Government agreed to settle mutual claims for AR$849.1 million, as follows: 23.0% (AR$195.0 million) paid in 2011; 18.6% (AR$158.0 million) converted to shares in December 2011; and 58.4% (AR$496.1 million) capitalized through preferred shares redeemed in March 2022.

In addition, as a condition to the effectiveness of the extension of the term of the AA2000 Concession Agreement, AA2000 was required to waive all claims, remedies and filed or ongoing lawsuits against the Argentine Government and/or its decentralized entities (i.e. the ORSNA), or, if applicable, it was required to demonstrate it had obtained the corresponding judicial approval to keep the claim whenever the parties involved deemed it necessary. Such waiver shall not be understood as an acknowledgment of the legitimacy of such fines. As of the date of this annual report, AA2000 has waived all the ongoing claims against the Argentine Government and the ORSNA.

Regulation of Fees

The AA2000 Concession Agreement establishes the maximum fees for aeronautical services, including passenger use fees and aircraft landing and parking fees, adjustable by ORSNA to preserve economic equilibrium. See “Item 4. Information On the Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Economic Equilibrium” above. Airlines paying landing fees on time benefit from a 70.0% discount of international aeronautical fees, currently resulting in 48.42% effective discount on landing fees and 42.78% on parking fees. In addition, from time to time as established by ORSNA, we may set fees for arrangements not contemplated under the AA2000 Concession Agreement when the implementation of such additional charges represents technical and financial improvements in the provision of services to airlines and passengers. Under Argentine law, we have the right to collect all passenger use fees and aircraft fees. Failure to comply with these maximum fee levels could result in the imposition of fines or other sanctions.

Passenger Use Fees

The table below sets forth the maximum fees that, effective as of January 1, 2022 except for domestic flights, which are effective for tickets issued as of October 9, 2024, to be used from November 9, 2024, we may charge for passenger use fees by airport category under the AA2000 Concession Agreement.

	Airport Category
Use Fees Per Departing Passenger	I(3)		II		III		IV
International flights(1)	U.S.$	57.00	U.S.$	37.97	U.S.$	39.66	U.S.$	39.66
Domestic flights(2)	AR$	5,685.00	AR$	3,963.00	AR$	3,472.00	AR$	3,472.00
(1)	By means of Resolution No. 81/2023 issued by ORSNA on November 16, 2023, ORSNA amended the Use Fees for the “MyD. Carlos Eduardo Krause” Airport in the city of Puerto Iguazú, Province of Misiones, for direct international flights originating from the city of Puerto Iguazú Airport with direct international destinations, without connections to other national airports, setting it at the amount of U.S.$15 per passenger for tickets issued as November 21, 2023, to be used from January 1, 2024. The Company filed with ORSNA a motion for clarification and reconsideration (recurso de aclaratoria y reconsideración) against said resolution.
(2)	Tariffs established by Resolution No. 29/2024 issued by ORSNA on October 8, 2024 and published in the Official Gazette on October 9, 2024.
(3)	By means of Resolution No. 34/2025, ORSNA amended the Use Fees for the “Comandante Espora” Airport in the city of Bahía Blanca, Province of Buenos Aires, for domestic flights originating from the city of Bahía Blanca, setting it at the amount of A.R.$13,685 per passenger for tickets issued as from August 5, 2025, to be used from September 5, 2025.

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

International Flights

	Airport Category
	I	II	III	IV

	(U.S.$ per ton, except percentages)
Aircraft weight
2 – 12 tons	29.32	17.39	9.99	9.99
Minimum fee	184.89	92.38	39.57	39.57
12 – 30 tons	6.27	3.73	2.24	2.24
31 – 80 tons	7.16	4.48	2.62	2.62
81 – 170 tons	8.81	5.37	—	—
> 170 tons	9.76	—	—	—
Minimum fee	81.50	48.51	29.11	29.11
Surcharge for operation out of the normal timetable	352.82	255.12	162.84	162.84
Surcharge for night airfield lightning	30%	30%	30%	30%

Domestic Flights

	Airport Category
	I	II	III	IV

	(AR$per ton, except percentages)
Aircraft weight
2 – 12 tons	20.37	15.18	8.82	4.54
Minimum fee	142.73	108.34	62.15	31.53
12 – 30 tons	1.05	0.67	0.43	0.26
31 – 80 tons	1.14	0.76	0.52	—
81 – 170 tons	1.26	0.88	—	—
> 170 tons	1.47	—	—	—
Minimum fee	13.65	8.71	5.59	3.38
Surcharge for operation out of the normal timetable	260.00	188.00	120.00	68.00
Surcharge for night airfield lightning	30%	30%	30%	30%

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

Commercial Revenue

Fees for commercial services may be freely established by us. However, all terms of agreements with third parties for the provision of commercial services must be notified to ORSNA. If ORSNA objects to the terms of an agreement, it may request that the agreement be terminated. Either we or the third party may challenge such request in an administrative proceeding to be decided by ORSNA, which is subject to further administrative proceedings and judicial review.

Termination by the Argentine Government upon breach by AA2000

The Argentine Government may terminate the AA2000 Concession Agreement upon the existence of the following conditions:

●	if we repeatedly breach, as determined by ORSNA, any of our obligations under the AA2000 Concession Agreement (including our obligations under the Technical Conditions of the Extension) and the breach is not cured within the time period specified by ORSNA in its notice of the breach;
●	if the cumulative amount of fines (affirmed by final administrative ruling) imposed on us exceeds 20% of our annual gross revenue, net of taxes and charges, as calculated by ORSNA at the end of each fiscal year;
●	if any of our shareholders encumber or allow to be encumbered in any manner AA2000’s shares without ORSNA’s consent, and do not secure the discharge of the encumbrance within a time period specified by ORSNA;
●	if we fail to pay the Specific Allocation of Revenue in due manner and time;
●	if AA2000’s shareholders approve, without ORSNA’s consent, an amendment to our bylaws or a stock issuance that alters or permits alterations of the shareholdings existing at the time of incorporation, on the terms established under the AA2000 Concession Agreement; or
●	if our shares are transferred and no technical expert remains a shareholder without the prior approval from ORSNA.

If the Argentine Government elects to terminate the AA2000 Concession Agreement (even due to our breach), it is required to pay us the value of the aeronautical investments (contemplated under the AA2000 Concession Agreement or specifically authorized by ORSNA as aeronautical investments within our airports’ premises) we have made that have not been amortized as of the time the termination is ordered, after deducting compensation for damages incurred.

In the event that the Argentine Government elects to terminate the AA2000 Concession Agreement for one of the reasons stated above, the Argentine Government and ORSNA may also foreclose on and collect the full amount of the performance guarantees.

Termination of the AA2000 Concession Agreement would constitute a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, and the New Money 2021 Notes. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Buy-out of the AA2000 Concession Agreement

Under Argentine public law, the Argentine Government has the right to buy out or otherwise terminate concessions, including the AA2000 Concession Agreement, at any time with indemnification equal to unamortized aeronautical investments multiplied by 1.10 plus unamortized other investments. The government must assume debts for airport services (excluding investment plan debts).

The buy-out of the AA2000 Concession Agreement by the Argentine Government would constitute a default under the Argentine Notes Series 2017, the Argentine Notes 2020, the Argentine Notes Series 2021, and the New Money 2021 Notes. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

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

Termination of the AA2000 Concession Agreement shall be deemed a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020, the Argentine Notes Series 2021, and the New Money 2021 Notes. For further information on the repayment, see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness.”

End of Concession

Upon the termination of the AA2000 Concession Agreement, AA2000 must turn over airports and property at no charge, pay all debts, and transfer services to the Argentine Government or the new grantee. Collateral assignments made into trusts may remain effective upon early termination subject to government oversight.

Notwithstanding the foregoing, pursuant to section 30.4 of the Final Memorandum of Agreement, a collateral assignment of revenue that is made into a trust may remain in effect even upon an early termination of the AA2000 Concession Agreement, as long as the application of funds thereunder is audited by the Argentine Government and/or by a consulting firm, hired for such purpose and satisfactory to the Argentine Government. The collateral assignment of revenue must be previously authorized by a resolution of ORSNA who is also responsible for auditing the application of the funds. On January 17, 2017 April 24, 2020, and October 15, 2021 ORSNA issued Resolutions No. 1/2017, 21/2020, and No. 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenue under the Tariff Trust. On August 8, 2019, August 18, 2020, March 16, 2021, June 17, 2021, and October 15, 2021, ORSNA issued Resolutions Nos. 61/2019, 57/2020, 2/2021, 3/2021 y 66/2021, respectively, pursuant to which it authorized the collateral assignment of revenues and rights established by the Cargo Trust. Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 are cancelled in full, AA2000 intends to amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine Notes Series 2021 become secured by the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these other beneficiaries become secured by the Tariffs Trust on a pro rata and pari passu basis with the Argentine Notes Series 2021. Pursuant to Resolution No. 66/2021 ORSNA authorized the amendment and restatement of the Tariff Trust and the Cargo Trust. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Collateral Assignment of Revenue.”

Development Trust

On December 29, 2009, we, as trustor, and Banco Nación, as trustee, entered into the Development Trust, aimed at managing and allocating the funds to be transferred by us under the Specific Allocation of Revenue and the Allocated Revenues under the Mutual Claim Settlement Procedure. The Secretary of Transportation and ORSNA also executed the Development Trust acknowledging and providing their consent with the terms and conditions therein.

Under the Development Trust, the following trust funds were established:

●	“Trust Fund to Study, Control and Regulate the Concession,”
●	“Trust Fund for the Payment of the Unpaid Amounts Arising from Mutual Claims,”
●	“Trust Fund for Funding Infrastructure works of the Argentine National Airport System,”

●	“Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement,”
●	“Trust Fund for Infrastructure Airport Works Derived from Potential Charges and Tariff Increases for Specific Allocations.”

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

In 2001, the Government of the Province of Neuquén together with ORSNA awarded ANSA the concession agreement to operate the Neuquén Airport for an initial term of 20 years, which was set to expire in 2021. By virtue of Decree No. 1820/2021, issued by the Executive Branch of the Province of Neuquén, the concession was extended for an additional term of five years, expected to terminate in October 2026. Upon expiration of the concession, the Government of the Province of Neuquén requesting the contractual continuity of the airport concession, may choose to (i) renew it to the current concessionaire; or (ii) call for a public tender to renew it in a competitive framework in which the current concessionaire may participate. Notwithstanding both hypotheses, the concession agreement establishes that, in the event of expiration of the concession term, ANSA will continue to operate the Neuquén Airport for an additional period of up to six months. Negotiations and exchanges have taken place regarding the future of the concession; however, the outcome of this process remains uncertain. The concession could revert and a public tender could be called for the administration of the airport.

In 2008, the Municipality of Bahia Blanca together with ORSNA awarded to us the concession to operate the Bahía Blanca Airport for an initial term of 26 years, which is set to expire in 2033. Both concession agreements provide the possibility of extension upon approval. The Neuquén Airport and the Bahía Blanca Airport are not material to our business.

Italy

Headquartered in Florence, TA is the result of the merger of SAT, Galileo Galilei S.p.A. and ADF on June 1, 2015. As a result of the merger, CA Italy, which was 75.0% owned by CAAP, held a controlling stake of 62.3% of TA. In May 2025, the Company, through its Spanish subsidiary Dicasa Spain S.A.U., acquired the remaining 25.0% interest in CA Italy, bringing its ownership to 100%. Prior to the merger, SAT and ADF were granted concessions for the management of the Pisa Airport and the Florence Airport, respectively. After the merger, the concessions were transferred to TA. Set forth below is a description of their main terms and conditions, as well as of the relevant regulatory framework.

Sources of Regulation

Set forth below are the main laws and regulations that govern the concession agreements entered into by ENAC with SAT and ADF, as well as the operation and management of the airport operation and business:

●	Law No. 537/1993 and Decree Law No. 251/1995 (converted into law with modifications by Law No. 351/1995, as subsequently supplemented and amended) set forth the regulations that apply to the management of airports and the realization of the relative infrastructure.
●	Legislative Decree No. 250/97, as subsequently supplemented and amended, which regulates the responsibilities of ENAC.

●	Law No. 537/1993 and Ministerial Decree No. 521/1997 provided that the granting of full airport management under concession is conditioned upon the execution of a concession agreement.
●	Regulation of the Ministry of Transportation and Navigation and the Ministry of the Interior No. 85/1999, implementing Decree Law No. 9/1992, converted with modifications by Law No. 217/1992, as subsequently supplemented and amended, sets forth provisions concerning the granting of concessions relating to security services.
●	The Ministry of Transportation and Navigation (currently named “Ministry of Infrastructure and Transport”), in implementation of the above-mentioned Ministerial Decree No. 521/1997, issued the Directive No. 141T/2000 sets forth the guidelines for the granting of concessions, subsequently repealed and replaced by Ministerial Guidelines No. 8736/2003.

On March 16, 2004, ENAC issued certain guidelines for procedures concerning the granting of concessions.

●	Law No. 265/2004 provided certain innovations to the applicable framework of rules concerning the granting of airport management concessions.
●	Decree Law No. 203/2005, as subsequently supplemented and amended and converted into law by Law No. 248/2005, introduced certain provisions for the rationalization and improvement of the efficiency of the airport management sector.
●	Decree Law No. 96/2005, as supplemented and amended, implemented the provisions set forth with Law No. 265/2004 and revised the aviation section of the Italian navigation code.
●	Directive 96/67/EC on access to the ground handling market at European Union airports and the corresponding implementation of Legislative Decree No. 18/1999, as subsequently amended and supplemented.
●	Article 71, paragraph 2, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the Transport Regulation Authority (Autorità di Regolazione dei Trasporti) and granted it with the powers, inter alia, of supervision and financial regulation in relation to the airport operation and business.
●	Article 71, paragraph 3, of Law Decree No. 1/2012, as subsequently supplemented and amended, established the criteria and models for the determination of the tariffs applicable in relation to the airport business and the relative approval process.
●	Article 705 of Italian Navigation Code (Royal Decree No. 327/1942, as subsequently supplemented and amended) sets forth the rules concerning the determination of airport management and the relative responsibilities.
●	Law No. 324/1976, as subsequently supplemented and amended, provided the regulations concerning the use of airports open to civil air traffic.
●	EU Regulation No. 139/2014 laying down, for countries that are part of the European Union, technical requirements and administrative procedures relating to airports;
●	EU Regulation No. 1139/2018 establishing, for countries that are part of the European Union, common rules in the field of civil aviation, creating the European Aviation Safety Agency (EASA);
●	Law No. 77, enacted on July 17, 2020, extended the term under the Italian Concessions Agreements for two additional years.

Powers Reserved to the Italian Government with Respect to Strategic Transport Assets

Under Italian law, certain companies operating in sectors deemed of strategic importance, including transport infrastructure, are subject to special powers of the Italian Government (the so-called “Golden Powers”) pursuant to Law Decree No. 21/2012 and related regulations.

Airports designated as assets of national interest are considered strategic assets for these purposes. As a result, TA, which operates the Pisa and Florence airports, is subject to this regulatory framework.

Under the Golden Powers regime, the Italian Government may, subject to specific procedures and conditions, impose requirements on or, in limited circumstances, veto certain resolutions, transactions or acquisitions involving companies that own strategic transport assets, where such actions are deemed to pose a serious threat to public safety, the continuity of essential services or national interests. These powers may apply, among other things, to certain changes in ownership or control, extraordinary corporate transactions or acquisitions by non-European Union investors.

The exercise of Golden Powers could restrict or delay certain corporate actions, transactions or strategic initiatives involving TA or its shareholders, including mergers, asset sales, financings or changes of control, and could limit our ability, as TA’s shareholder, to fully realize the expected benefits of such transactions.

As of the date of this annual report, the Italian Government has not exercised its Golden Powers in a manner that has had a material adverse effect on our operations or financial condition. However, there can be no assurance that the Italian Government will not exercise such powers in the future, which could have a material adverse effect on our business, financial condition or results of operations. See “Item 3. Key Information—Risk Factors—Risks Related to Italy.”

If the Prime Minister’s Office exercises its power to impose conditions, in the event of breach or violation of such conditions, the voting rights or rights other than ownership of the shares which represent a significant shareholding are suspended for the entire period that the breach or violation continues. Any resolutions adopted with the deciding vote of such shares and the resolutions and acts adopted in violation or in breach of the imposed conditions, are null and void. A buyer that fails to comply with the imposed conditions, unless the act constitutes a criminal offense, is subject to a monetary administrative fine up to twice the value of the transaction and, in any event, no less than 1% of the total revenues realized in the last financial year for which a financial statement has been approved (Article 8, Presidential Decree No. 86/2014).

Governmental Authorities

Transport Regulatory Authority (Autorità di Regolazione dei Trasporti)

The Transport Regulatory Authority (“TRA”) was established pursuant to Article 37 of Decree-Law No. 6 December 2011, No. 201 (converted into law, with modifications, by Law No. 214 of December 22, 2011).

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January  2025, under the Pisa Concession:

	2025(1)
	(in Euros)
Takeoff/Landing
Landing and take offs (< 25 t)	2.34
Landing and take offs (> 25 t (each subsequent ton))	3.23
Parking (per hour or fraction besides the first two hours)	0.27
Cargo embarking/ Disembarking	0.0238
Check-in desks	1.45
Assets for exclusive use/offices	66.35
Fueling	0.0057
Passengers charges (EU adult)	5.98
Passengers charges (EU child)	2.99
Passengers charges (EXTRA EU, adult)	6.86
Passengers charges (EXTRA EU, child)	3.43
Body Check & Hand Baggage Security	2.25
Hold Baggage Security	0.73
Deicing	0.13
Loading bridge (till 1 hour)	85.88
Loading bridge (after the 1st hour)	171.76
Assets for exclusive use-offices	199.06
Assets for exclusive use – technical operating room	66.35
Assets for exclusive use – airside areas	19.91
PRM	1.00	(2)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. Prot.N.0135439/2024 dated December 23, 2024.
(2)	Effective as of May 28, 2025.

Concession Fees

As consideration for the airport concession granted by ENAC, TA is required to pay annual fees to be determined by the Ministry of Finance and the Ministry of Infrastructure and Transport pursuant to Law No. 662/1996.

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2025, TA paid an annual canon equal to €4.2 million under the Pisa Airport Concession Agreement.

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

ENAC may proceed, without prior formal notice or filing before the courts, to draw on the security should TA fail to pay the yearly concession fee. ENAC may also enforce such guarantee in payment of damages incurred as a result of TA’s actions.

Insurance

Under the Pisa Concession Agreement, TA shall obtain an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). The relevant policy must provide that ENAC shall be named as a loss payee under such policy, and only upon prior authorization from ENAC may the relevant payment be made to TA (in this case, TA being responsible for the relevant damages).

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

Termination, Revocation and Forfeiture

The Pisa Concession Agreement will expire on December 7, 2048.

Termination upon Breach by TA

If ENAC determines that TA is in breach of the relevant provisions of the Italian Navigation Code or of the Pisa Concession Agreement, TA shall be liable for the payment of a penalty equal to 20% of the annual concession fee (in any case, not less than €50,000). If TA repeats a breach of the same nature within a period of two years, the relative penalty shall amount to 40.0% of the annual concession fee (in any case, not less than €100,000). In instances of multiple violations within the period of two years, the penalty shall be equal to 70.0% of the annual concession fee (in any case, to a sum not less than €170,000). The above-mentioned penalty shall also be applied should TA fail to deliver the required plans and programs or not achieve the relevant quality objectives within the provided deadlines.

If TA breaches any of the relevant provisions concerning security, the penalty shall amount to 30% of the annual concession fee (in any case, not less than €75,000) and if a violation of the same nature be repeated within a period of two years, 60.0% of the annual concession fee (in any case, not less than €150,000).

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

In order to meet the urgent need to implement the relevant legal framework, the above-mentioned Inter-Ministerial Decree provided the extension of the duration of the Florence Concession Agreement to 40 years.

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

Fees

The table below sets forth the maximum amounts that we were permitted to collect as of January 1, 2025, under the Florence Concession Agreement:

	2025
	(in Euros)
Landing and takeoff fees (from 1 ton to 25 ton)	4.80
Landing and takeoff fees (each subsequent ton)	6.44
Aircraft parking (per hour or fraction after first two hours)	0.22
Passengers charges (EU adult)	11.05
Passengers charges (EXTRA EU adult)	13.39
Passengers charges (intra EU flights, child)	5.53
Passengers charges (EXTRA EU, child)	6.69
Cargo embarking/disembarking charges	0.246
Body check and hand baggage security	1.73
Hold baggage security	0.99
PRM	1.05	(2)
Assets for exclusive use – offices	266.80
Assets for exclusive use -technical operating room	53.36
Assets for exclusive use – air side areas	21.37
Assets for exclusive use – offices fueler	257.54
Assets for exclusive use - Technical operating room fueler	51.51
Assets for exclusive use – fueler air side areas	19.53
Assets for exclusive use – self check-in	355.89
Check-in desks	3.06
Deicing	—	(1) (3)
(1)	These tariffs were approved by the Italian Regulatory Transport Authority through regulation No. 0135437/2024 dated December 23, 2024.
(2)	Effective as of May 11, 2024.
(3)	Will be invoiced based on actual consumption. No fixed fee.

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

Canon payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual canon payments. The value of the minimum canon is adjusted on an annual basis according to inflation. For the year ended December 31, 2025, TA paid €2.5 million in annual canon under the Florence Concession Agreement.

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

The initial investment plan for the Florence Airport covered the years 2014-2029. Following the COVID-19 pandemic, TA prepared a project review of the previous master plan, and a proposal for the 2035 TA Master Plan was defined. In October 2022, TA initiated a public debate process as required under the new applicable law (D. Lgs 50/2016, D.P.C.M. 76/2018). This process was completed in February 2023, and in April 2023, TA submitted to ENAC the new 2035 Florence airport master plan. It received the technical approval by ENAC in May 2023, and at the beginning of June 2023, ENAC required the Ministry of Environment to start the new EIA – ESA procedure (a new integrated environmental procedure introduced by law in 2020). The scoping-phase of the EIA – ESA procedure was concluded in December 2023. Between January and March 2024, TA updated the master plan documents in compliance with the observations expressed by the Environmental Ministry at the end of the previous Scoping phase and, in May 2024, ENAC required the Ministry to start the second phase (so called integrated assessment) of the EIA-ESA procedure. In July-August 2024, ENAC received from the Environmental and Culture Ministries a request for integration of the analyzed documents. At the end of November, ENAC submitted the additional documents. In mid-November 2025, the Ministry of the Environment, in agreement with the Ministry of Culture, issued the VIA-VAS Decree, expressing a positive opinion and outlining specific environmental conditions.

ENAC will ask the Ministry of Infrastructure to start the authorization process for the assessment of urban planning compliance. The procedure is expected to be completed by the end of 2026.

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

Should ENAC not determine that a declaration of forfeiture is necessary, the same authority may impose a fine in relation to TA for the payment of a sum equal to a maximum of 50% of the concession fee, plus the payment of security and control costs.

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

ENAC has no liability in the disputes between TA, sub-concessionaires and third parties that arise in relation to the Florence Concession Agreement.

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

Regulatory developments

Certain rules have changed the regulation of the airport industry and may be applied to the concessions if requested by the relevant concessionaire.

●	On March 29, 2017, Directive No. 135 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the terms and conditions in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements that have been executed prior to December 31, 2016.
●	On April 7, 2017, Directive No. 143 of the Ministry of Transport, Ports and Civil Aviation was enacted and established the possibility of commercial agreements being executed with a term of effectiveness that exceeds the term of the concessions.
●	On May 19, 2017, in order to further the implementation of Directive No. 135, Provisional Executive Order No. 779/2017 was published and provided for the conditions for amendments to the concession agreements executed prior to December 31, 2016, in connection with the re-profiling of the fixed grant (concession fee) payments related to the concession agreements. This Provisional Executive Order is still pending approval by the Brazilian Congress. This Provisional Executive Order was later approved by the Brazilian Congress and became Federal Law No. 13,499/2017.
●	On June 25, 2017, Federal Law No. 13,448/2017 was published and brought new alternative solutions for ongoing concessions. Among such solutions is the re-tendering of concession projects, including public private partnerships (“PPPs”). Additionally, such Federal Law sets forth that Brazilian Concession Agreements between the Brazilian Government and concessionaires may be formally amended to contain an arbitration clause permitting resolution of specific claims permitted by law through arbitration. The relevant concessionaire will be required to deposit in advance the costs and expenses of the arbitration, but the final arbitral award may rule that the Brazilian Government shall reimburse the concessionaire for such costs and expenses.
●	On August 6, 2019, Decree No. 9.957/2019 was published. It regulates the procedure for re-tendering of concession projects, including PPPs in the roads, rail and airport sectors covered by Federal Law No. 13,448/2017.
●	On August 5, 2020, due to the financial impact caused by the COVID-19 pandemic, federal law No. 14,034 was published, amending federal law 13,499, dated October 26, 2017, allowing the deferral on payment of the concession fee.
●	On October 20, 2020, Directive No. 157 of the Ministry of Infrastructure was enacted and established the terms and conditions for the re-profiling of the fixed grant (concession fee) payments due in 2020.
●	On December 3, 2021, Directive No. 139 of the Ministry of Infrastructure was enacted and established the terms and conditions for the re-profiling of the fixed grant (concession fee) payments due in 2021.
●	On June 14, 2022, Law No. 14,368 revoked provisions of various laws, and established that as of January 1, 2023, contributions to the National Civil Aviation Fund will not be due by airport concessionaries.
●	On September 19, 2024, Ministry of Ports and Airports (MPOR) published, Ordinance No. 443, which establishes guidelines, requirements and procedures for the admissibility of consensual solutions and prevention of conflicts in concession and lease contracts under its jurisdiction.

On September 12, 2023, a contract between the new concessionaire and ANAC was executed. On December 27, 2023, the budget required for the indemnification payment by the Government was approved by the National Congress and sanctioned by the President of Brazil, determining the final gross indemnification in the amount of R$609.5 million. On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees (a total net payment of R$199.7 million equivalent to U.S.$41.3 million). This payment extinguished all concession fee obligations maintained by ICASGA, while a residual indemnification balance remained subject to final determination. On January 5, 2024, an additional amount was collected in connection with this compensation, with the residual portion still pending calculation.

Natal Concession Agreement

After the end of operations at Natal Airport, ACI do Brasil and ANAC reached a final consensus on the residual compensation amount. ACI do Brasil awaits payment of the residual value still to be paid by the Federal Government.

The Natal Concession Agreement was awarded to ICASGA in August 2011 and became effective in January 2012 for an initial term of 28 years. In March 2020, ICASGA requested the commencement of the re-bidding process under Brazilian law, and in November 2020 an amendment governing such process was executed with ANAC. The airport was re-tendered in May 2023 and awarded to Zurich Airports, with the new concession agreement executed in September 2023. In December 2023, the Brazilian Government approved and paid the indemnification owed to ICASGA, which was fully collected in January 2024, extinguishing all obligations under the Natal Concession Agreement.

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

In December 2023, ICASGA received a gross indemnification in the amount of R$609.5 million (equivalent to U.S.$125.9 million). As of December 31, 2023, a net gain of R$825 million (equivalent to U.S.$166.5 million) was recognized mainly due to a gain for the reversal of impairment losses recognized in previous periods over intangible assets of R$514 million (equivalent to U.S.$103.8 million) and other operating income that includes the compensation of intangible assets of R$125 million (equivalent to U.S.$25.2 million) and a net gain from the offset of other assets and liabilities of the concession for a total of R$186 million (equivalent to U.S.$37.5 million).

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

On December 31, 2023, Inframerica, the prior concessionaire of Natal Airport S.A., was absorbed by ACI do Brasil S.A., a subsidiary of CAAP.

Under the Brasilia Concession Agreement, ICAB is required to pay the Brazilian ANAC an annual fixed payment and a variable payment, both adjusted by the National Consumer Price Inflation Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA”). In relation to the annual payment for 2021, the company is still having a judicial discussion to reduce 50% of the amount, reprograming the futures payments from 2030 to 2037). Regarding the 2022 concession fee, a partial payment of R$81.6 million was made through the application of re-equilibrium credits. To pay the remaining amount, on November 21, 2022, ICAB presented to the Ministry of Infrastructure an offer of court payment orders, which is currently still under review. In December 2022, the Ministry issued an official letter confirming that until it issues a final opinion, ICAB is in compliance with its obligations. Regarding the 2023 concession fee, in December 2023, ICAB paid in full the concession fee in the amount of R$352.7 million, of which R$248.2 million was paid in cash while the remaining R$104.5 million was settled through re-equilibrium credits. Regarding the 2024 concession fee, ICAB also fully paid the concession fee of R$369.9 million (equivalent to U.S.$63.4 million), of which R$257.3 million (equivalent to U.S.$44.1 million) was paid in cash, while the remaining R$112.6 million (equivalent to U.S.$19.3 million) was settled through re-equilibrium credits. See “—Our Airports by Country in Which We Operate—Brazil—Brazilian Concession Agreements Key Terms” for more information on the suspension of the fixed contribution.

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

On December 10, 2025, ICAB was informed by ANAC of the suspension of the enforceability of the of the 2025 fixed concession fee, in the amount of R$386.4 million (equivalent to U.S.$70.2 million), as a result of the authorization granted by the SAC, within the scope of the contractual renegotiation process currently under review by the Brazilian Federal Court of Accounts. The suspension will remain valid until the negotiation process is concluded and, while in effect, does not constitute a default. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—We are in a contractual renegotiation process of the Brazilian Concession Agreement under which we incurred losses due to the accretion of the financial liability recognized as a result of the contractual fixed concession fee.”

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

On October 24, 2022, a new master development plan for Brasilia Airport with respect to the 2023 to 2027 period was submitted for ANAC’s approval.

Fees

As consideration for the investments and payment obligations assumed by ICAB under the Brazilian Concession Agreements, ICAB is entitled to charge the tariffs (fees contemplated by the Brazilian Concession Agreements and pursuant to applicable law and regulation) and non-tariffs (fees associated with the exploration of other commercial activities) described below:

Tariffs

ICAB is entitled to charge certain tariffs from users and airlines upon use of services, equipment, facilities and installations available at Brasilia Airports, including:

●	departure passenger charges;
●	connection charges
●	landing fees;
●	aircraft parking fees; and
●	cargo fees.

ICAB is prohibited from charging any tariff not provided for in the Brazilian Concession Agreements, or the applicable law and regulation. In addition, Law 14.034/2020 revoked the FNAC fee as of January 1, 2021.

The tables below set forth the maximum amounts that we were permitted to collect as of July 2025, under the Brasilia Concession Agreement:

Boarding Rate Group I

Nature	Domestic	International
Concessionaire	32.87	71.1254.77

Connection Rate

Domestic (R$/passenger)	International (R$/passenger)
15.14	15.14

Landing Fee Group I

Domestic (R$/Ton) Final	International (R$/Ton) Final
10.2895	27.4327

Rate of Permanence of the Group I

	Domestic	International
	(R$)	(R$)
Rate of Permanence	Final	Final
Maneuver Patio (PPM)	2.0330	5.4768
Long Stay Patio (PPE)	0.4316	1.1150

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

Non-Regulated Revenue

Pursuant to the Brazilian Concession Agreements, ICAB may engage in commercial activities that generate non-regulated revenues, as provided under the relevant airport master plan, directly, through subsidiaries or through lease contracts with third parties.

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

Extraordinary Review

The extraordinary review is intended to restore the economic and financial equilibrium of the Brazilian Concession Agreements when costs, revenues or gains of ICAB are unbalanced as a result of events with respect to which the Brazilian ANAC is required to bear the risk (e.g., changes in airport security requirements, change in certain rules and regulations, and the existence of archeological sites in the airport area).

In addition, the Brasilia Airport may make a request for the restoration of economic and financial equilibrium under the Brazilian Concession Agreements if government entities do not complete the works required under the concession tender documents. A request for the restoration of equilibrium may also be made if there are latent defects in the then existing infrastructure.

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

The restoration of the economic and financial equilibrium may be implemented by the Brazilian ANAC upon (i) changing the amount of tariffs; (ii) modifying the concession term or ICAB’s obligations; or (iii) adopting other measures it deems appropriate. The review will be based, among others, on the marginal cash flow related to every event generating economic and financial disequilibrium.

In the process of determining the compensation necessary to offset economic and financial changes, the Brazilian ANAC may request documents prepared by independent institutions, the cost of which shall be at ICAB’s expense.

Guarantees and other Financial Commitments

Performance bond

Under the Brazilian Concession Agreements, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relate to “Phase I-B” and “Phase II” events under the Brazilian Concession Agreements. The current amount of Phase II is R$283.7 million (equivalent to approximately U.S.$51.6 million) in ICAB. The ICAB performance bond was fulfilled through an insurance policy entered into with Fator Insurance Company.

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

ICAB has complied with all the minimum financial commitments required under its Brazilian Concession Agreement. Any further investments would only be necessary in the event of increased demand.

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

Termination of the Concessions

The Brazilian Concession Agreements will be deemed terminated upon any of the following events:

●	the end of the concession term, as provided for in the relevant Brazilian Concession Agreement;
●	the expropriation of the concession by the Brazilian ANAC for reasons of public interest;
●	forfeiture declaration by the Brazilian ANAC as a result of the breach of material contractual obligations by ICAB pursuant to Article 38 of the Brazilian Concessions Law;
●	termination by a judicial order resulting from an action filed by ICAB based upon the breach of the Brazilian ANAC obligations;
●	the annulment of the Brazilian Concession Agreements by a judicial or administrative order based on the discovery of illegalities or irregularities in the tender documents, in the bid process or in the Brazilian Concession Agreements; or
●	bankruptcy or liquidation of ICAB.

Upon termination of the Brazilian Concession Agreements, the Brazilian ANAC may:

●	assume the airport services and operations;
●	occupy and use the premises, facilities, equipment, materials and human resources employed in the airport services and operations that are required for the continuity thereof;
●	apply the pertinent penalties, especially those relating to the reversion of assets attached to the concessions in favor of the Brazilian ANAC; and
●	retain and enforce guarantees or collateral to ensure payment of administrative fines and losses caused by the concessionaires.

The amount of any indemnification payment due to ICAB in the event of the expropriation, or termination by a judicial order, of the relevant concession will include the outstanding balance under the loan agreements entered by ICAB with BNDES and/or CEF. In addition, ICAB is entitled to receive payment for (i) non-amortized investments; and (ii) all applicable demobilization costs, including fines, termination payments and indemnifications due to employees, suppliers and other creditors.

If the Brazilian Concession Agreements are terminated in connection with a forfeiture declaration issued by the Brazilian ANAC, then the amount of the indemnification payment will be limited to the non-amortized amount of assets reverted to the Brazilian Government less the amount of (i) any applicable losses; (ii) fines; and (iii) insurance payments received by ICAB, in connection with the events and circumstances that resulted in the forfeiture declaration. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Other Principal Operations and Other Principal Markets in Which We Operate—Brazil—We are in a contractual renegotiation process of the Brazilian Concession Agreement under which we incurred losses due to the accretion of the financial liability recognized as a result of the contractual fixed concession fee.”

Reverted Assets

ICAB is obliged to maintain an updated list of the assets attached to the Brazilian Concession Agreement, which shall be returned to the Brazilian ANAC upon the end of the relevant concession, in adequate working condition, sufficient to ensure the continuity of the airports services and operations for at least two years.

Transfer of control and transfer of concession

The assignment of the concessions and the transfer of direct or indirect corporate control of ICAB depend on the prior and express approval from the Brazilian ANAC. During the first five years of the Brazilian Concession Agreements, the prior and express approval from the Brazilian ANAC will also be required in connection with: (i) transfer of ICAB shares owned by its private shareholder and (ii) changes to ICAB private shareholder ownership structure that do not imply transfer of control.

Penalties

The failure to comply with the Brazilian Concession Agreements, the applicable request for proposal and the rules and regulations issued by the Brazilian ANAC may result in the following penalties to the concessionaires, in addition to any other penalties provided for in the applicable law and regulation:

●	warning;
●	fine;
●	temporary suspension of participation in requests for proposals to obtain new concessions or authorizations for the operation of the airport infrastructure as well as restrictions for ICAB to enter into new contracts with the Brazilian Government; and/or
●	forfeiture of the concession.

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

The following are the main laws and regulations that govern the Amended Carrasco Concession Agreement and the operation of the Carrasco Airport and the Uruguay New Airports:

●	Law No. 17,555 dated September 18, 2002, which authorized the Corporación Nacional para el Desarrollo (“CND”), a state-owned agency created by Law No. 15,785, to incorporate a company with the purpose of managing, exploiting, operating, constructing and maintaining Carrasco Airport. Pursuant to such authorization, in 2003 the Uruguayan Government incorporated Puerta del Sur, and on February 6, 2003, Puerta del Sur entered into the Concession Agreement with the Defense Ministry to manage, exploit, operate, construct and maintain the Carrasco Airport for a 20-year term, extendable up to 30 more years, by paying an annual concession price or fee.
●	Executive Branch Decree No. 376/002, dated September 28, 2002, which includes the Comprehensive Management System (Régimen de Gestión Integral), which regulates Law No. 17,555, and created the Unidad de Control, which acts as Puerta del Sur’s regulator.
●	Executive Branch Decree No. 153/003, dated April 24, 2003, Executive Branch Decree No. 192/003, dated May 20, 2003, and Executive Branch Decree No. 317/003, dated August 13, 2003, which amended the terms of the auction of Puerta del Sur’s shares and certain requirements connected to the Concession Agreement.
●	Resolution No. 284/005 issued by the Defense Ministry, pursuant to which the Defense Ministry approved certain amendments to the Carrasco Concession Agreement.
●	Executive Branch Decree No. 303/005, dated September 13, 2005, Executive Branch Decree No. 469/007, dated December 3, 2007, Executive Branch Decree No. 491/009, dated October 19, 2009, Executive Branch Decree No. 20/012 dated January 27, 2012, Executive Branch Decree No. 148/2014, dated May 26, 2014, Executive Branch Decree No. 62/015, dated February 18, 2015, Executive Branch Decree No. 232/2017 dated August 28, 2017 and Executive Branch Decree No. 31/2018 dated February 2, 2018, all of which updated the tariffs set forth in the Carrasco Concession Agreement.

●	Executive Branch Decree No. 409/08, which approved the regulations related to the treatment of Carrasco Airport as a “freeport.”
●	Executive Branch Decree No. 229/014, dated August 6, 2014, which amended several aspects of the Carrasco Concession Agreement, providing the extension of the Carrasco Concession Agreement for an additional 10-year term in exchange for (i) payment of a fee of U.S.$20.0 million and an additional fee by Puerta del Sur which will be discussed further on, (ii) the return to the Ministry of Defense of the old Carrasco Airport passengers terminal, and (iii) commitment by Puerta del Sur to perform certain obligations. See “Item 4. Information On The Company —B. Business Overview—Regulatory and Concessions Framework—Uruguay— Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire.”
●	Resolution No. 27/015, dated March 11, 2015, issued by the Defense Ministry regarding the FBO-VIP zone.
●	Resolution No. 96006, dated November 30, 2020, issued by the Uruguayan executive power, authorized an amendment of the Carrasco Concession Agreement in order to reduce 50% the canon to be paid by Puerta del Sur during the first semester of 2020 as a consequence of COVID-19’s impact. On December 19, 2020, the Ministry of Defense and Puerta del Sure entered into such amendment to the Carrasco Concession Agreement to provide for such canon reduction.
●	Resolution No. 218/021, dated November 5, 2021, issued by the Execute Branch, which amended and extended the Carrasco Concession Agreement for an additional 20-year period, from November 2033 to November 2053 and incorporated the Uruguay New Airports located in the cities of Melo (Cerro Largo, Uruguay), Rivera (Rivera, Uruguay), Durazno (Durazno, Uruguay), Carmelo (Colonia, Uruguay), Paysandú (Paysandú, Uruguay) and Salto (Salto, Uruguay) into the scope of the Carrasco Concession Agreement.
●	Executive Branch Decree No. 104/024, dated April 16, 2024, which provided that Puerta del Sur must make the investment required for the Carrasco Airport to be CAT IIIb, and a new price was created to be charged to the airlines.
●	Executive Branch Decree No. 105/024, dated April 16, 2024, which incorporated a new area in which the old airport terminal is located to the concession area of the Carrasco Airport, and a new fee was created.

The following are the main regulations that govern the Punta del Este Concession Agreement and the operation of the Punta del Este Airport:

●	Law No. 15,637 dated September 28, 1984, which authorizes the Executive Branch to grant concessions of public property to individuals, public or private legal entities, mix ownership companies, allowing the concessionaire to collect fees from the commercial exploitation.
●	Resolution No. 960/993 issued by the Executive Power dated October 23, 1993, which awarded the Public Tender 4/991 for the reconstruction, maintenance and partial operation of the services of the Punta del Este Airport to Consorcio Aeropuertos Internacionales S.A. and authorized the Ministry of Defense to enter into the Punta del Este Concession Agreement with CAISA for a period of 20 years.
●	Resolution No. 1866/001 issued by the Ministry of Defense dated December 14, 2001, which approved the amendment of the terms of the Punta del Este Concession Agreement.
●	Resolution No. 1351/2019 issued by the Executive Power dated March 28, 2019, which approved the amendment of the Punta del Este Concession Agreement, extending its term until March 31, 2033. The amended agreement was executed on June 28, 2019.
●	Resolution No. 97.890 issued by the Executive Power dated April 16, 2024, which approved the amendment of the Punta del Este Concession Agreement, extending its term until October 26, 2043.

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

Countrol Unit (Unidad de Control)

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

Obligations Assumed by Puerta del Sur as Concessionaire

Under the terms of the Carrasco Concession Agreement, Puerta del Sur is responsible for developing, managing, exploiting, operating and maintaining the Carrasco Airport, which includes performance of the following activities:

●	using Carrasco Airport facilities and the human and material resources associated with the aeronautical and commercial services regulated under the Carrasco Concession Agreement exclusively for such purposes;
●	taking all necessary measures (other than those under the responsibility of the Uruguayan Government) in order for Carrasco Airport to be included in the following categories of the IATA: (a) Category 1 Instrumental; (b) Category 4E regarding the state of the landing strip; (c) Category 9 regarding fire protection; and (d) at least in Category C of IATA;
●	maintaining Carrasco Airport operational 24 hours a day, seven days a week;

●	complying with applicable security measures required by the ICAO, as well as other measures required by DINACIA;
●	allowing the Uruguayan Government to comply with its duties under the Carrasco Concession Agreement as the regulator of the Carrasco Airport, including the services relating to air police, police enforcement, customs control, immigration, Interpol, meteorology, veterinary and healthcare;
●	keeping and maintaining the facilities received under concession in perfect operating conditions and in full operations (24/7, 365 days a year) and replacing them as deemed necessary in the event of destruction or obsolescence and updating them to reflect the latest technological advances;
●	implementing the necessary measures to ensure freedom of access and nondiscrimination;
●	performing the works required by the Carrasco Concession Agreement. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Obligations Assumed by Puerta del Sur as Concessionaire—Construction of a New Passenger Terminal;”
●	reporting to the relevant authorities any breach of the Carrasco Concession Agreement and those which endanger or may endanger the security of Carrasco Airport, and cooperate with any investigations;
●	maintaining the guarantees and insurance policies valid and current in accordance with the terms of the Carrasco Concession Agreement;
●	reporting to DINACIA, the control entity of Carrasco Airport, any facts affecting the regulated airport activities;
●	paying the concession fee;
●	providing to the Unidad de Control all documents and information necessary to verify compliance with the Carrasco Concession Agreement;
●	permitting DINACIA (without any restrictions) to use a limited space at the Carrasco Airport free of charge, and compensating the Uruguayan Government for the provision of transit, flight protection, radio navigation and communications services; and
●	complying with all the obligations contained in the Comprehensive Management System and all those inherent to a “reasonable” or “diligent” business owner.

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

Puerta del Sur must submit to DINACIA any request seeking the approval of the Executive Branch to approve an entity to become operator of Carrasco Airport. The Executive Branch must approve the proposed operator within 20 days. If denied, Puerta del Sur will have 15 days to respond to any objections. Once approved, the agreement between Puerta del Sur and the operator will be in force during the effective term of the Carrasco Concession Agreement. Any termination of the operating agreement will require the consent of the Uruguayan Government.

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
(U.S.$per ton)
Aircraft weight (tons)(1)
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

Basic Fees

The basic fees are calculated annually for the period from November to November and are equal to the higher of  (i) a fixed amount of U.S.$6.1 million and (ii) the amount resulting by multiplying the total number of passengers that use Carrasco Airport by U.S.$5.57 per passenger (passengers in transit that exceed 7.5% of the total number of passengers that use the services of Carrasco Airport are excluded from such calculation, as well as diplomats, members of the Defense Ministry assigned to United Nation’s peace keeping missions or other international organizations and children under the age of two), plus applicable cargo fees.

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

Obligations Assumed by Puerta del Sur Under the 2014 Amendment to the Carrasco Concession Agreement

As consideration for the extension of the term of the Concession Agreement for an additional 10-year period that took place in September 2014, Puerta del Sur agreed to the following:

●	Extension Premium: Puerta del Sur agreed to pay to the Uruguayan Government U.S.$20.0 million simultaneously with the execution of the amendment to the Carrasco Concession Agreement, which amount has been already paid in full;
●	Return of Old Passenger Terminal: The old passenger terminal has been detached from the Concession Agreement and was returned to the Defense Ministry; however, Puerta del Sur has assumed the obligation to pay U.S.$3.5 million in order to renovate the old terminal, which were duly paid at the execution of the amendment to the Carrasco Concession Agreement;
●	Waiver of the Payment of Passenger Use Tariffs for Certain Governmental Authorities: Puerta del Sur has agreed to waive the payment of passenger use tariffs for diplomats, members of the Defense Ministry assigned to United Nations peace keeping missions or other international organizations and children under the age of two;
●	Airport Security System: Puerta del Sur agreed to replace Carrasco Airport’s current security system with an integrated security system. The replacement will be initiated once the Executive Branch issues the Decrees imposing the obligation on the airlines to submit the advanced passenger information and passenger name record information to the Ministry of Interior;
●	New Taxiway: Puerta del Sur agreed to build a new taxiway before the termination date of the Carrasco Concession Agreement, or earlier, if required by the ICAO regulations based on Carrasco Airport traffic statistics; currently the airport does not have sufficient traffic to require the construction of the taxiway, and Puerta del Sur expects to build the taxiway in the final years of the Carrasco Concession Agreement; and

●	Change of Control of Puerta del Sur: In general terms, a change of control of Puerta del Sur is not subject to approval by the Uruguayan Government, nor would it require any type of permit or authorization. However, under the terms of the amendment to the Carrasco Concession Agreement, it was agreed that if the shares of Puerta del Sur are sold within 36 months after the execution of the amendment (August 6, 2014), Puerta del Sur will be required to pay to the Uruguayan Government 50% of the benefit resulting from the sale, which is defined as the total consideration to be obtained from the sale minus investment costs. As of the date of this annual report, such 36-month term has expired, therefore, the payment requirement upon sale of shares of Puerta del Sur is no longer enforceable. Puerta del Sur is prohibited from assigning the Carrasco Concession Agreement, in whole or in part, without the prior and express authorization of the Executive Branch. Any new concessionaire would have to comply with the terms of the Carrasco Concession Agreement.
●	Additional Fees: Puerta del Sur agreed to pay additional fees (effective as of September 1, 2017) based on the number of passengers that use the Carrasco Airport and if the number of passengers exceeds 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fixed coefficient, depending on the volume of passengers. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Additional Fees” above.

Additional Obligations assumed by Puerta del Sur as Concessionaire under the Amended Carrasco Concession Agreement

Puerta del Sur has agreed to the following obligations with respect to the Uruguay New Airports:

●	make capital expenditures in an amount equal to U.S.$67.0 million in the aggregate between 2022 and 2028, in accordance with the investment schedule, with respect to the operation of such Uruguay New Airports;
●	developing, managing, exploiting, operating and maintaining the Uruguay New Airports until November 20, 2053;
●	extend insurance coverage for the Uruguay New Airports; and
●	provide the performance guarantees explained below.

Master plan

The master plan is to be prepared considering projections of passengers and cargo traffic growth and it does not need to include investment projections. The last master plan for Carrasco Airport was prepared in connection with the extension of the Carrasco Concession Agreement’s term, covered the period 2011-2033 and was approved by Decree No. 229/14. Every year, Puerta del Sur has to corroborate the projections made for the past year and with that information be able to update the master plan every five years. Under the Resolution No. 218/021 of the Executive Branch and the amendment agreement signed on November 8, 2021, Puerta del Sur is going to invest an aggregate of U.S.$67 million in the new airports.

Guarantees

Under the Carrasco Concession Agreement, Puerta del Sur is required to provide the following guarantees:

●	A guarantee securing the completion of the construction works of the new terminal. A U.S.$3.9 million completion guarantee is in place concerning Group 1 and 2 works.
●	A performance guarantee for U.S.$7.6 million. This guarantee will be returned six months after the expiration of the Concession Agreement.
●	Guarantees securing the completion of each group of construction works related to the Uruguay New Airports, to be determined under the Investment Program and for the amounts set forth under the Investment Schedule. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.
●	Guarantees securing the completion of construction works related to the area of the old airport terminal that was incorporated in the concession. The guarantees will need to be for an amount equal to 5% of each group of construction work to be performed.

We have obtained a surety bond with a local financial institution to support our guaranteed obligations under the Carrasco Concession Agreement.

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

Except for regulating force majeure events affecting the Investment Schedule and the Investment Program, the Amended Carrasco Concession Agreement does not modify the effect of force majeure on the destruction of the terminal, which shall continue to be those described in “Termination—Termination Upon Terminal Destruction.”

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

Armenia

Sources of Regulation

The following are the main laws and regulations that govern the Armenian Concession Agreement, the business of AIA and the operation of Zvartnots and Shirak Airports in Armenia:

●	Republic of Armenia Government Resolution No. 17, dated January 8, 2002, approving the Armenian Concession Agreement by and between the Armenian Government and CASA, dated December 17, 2001, and designating the Minister of Justice to oversee the transition provisions of the Armenian Concession Agreement (Appendix E) and to adjust them in consultation with CASA, if necessary, before the possession date.

●	Law No. HO329 (the Republic of Armenia Law on Types of Activities Subject to Licensing in the Territory of Yerevan Zvartnots Airport), dated May 29, 2002, pursuant to which AIA, as the concession manager of Zvartnots Airport was granted licenses to carry out activities such as sale of medicines, foreign exchange bureau, operation of customs warehouses, duty-tax free shops, customs mediation, activities of customs carrier, casinos and other entertainment premises. Under this law, the concession manager is also entitled to assign its licenses or transfer parts thereof to other persons, who are eligible for such licenses. There are no other transfer restrictions set forth in the Law No. HO329 nor in the Armenian Concession Agreement.
●	Republic of Armenia Government Resolution No. 693A, dated May 30, 2002, pursuant to which the Armenian Government approved an addendum to the Armenian Concession Agreement. The addendum was executed on May 17, 2002, to allow CASA to assign its rights and obligations under the Armenian Concession Agreement to American International Airports LLC, which then incorporated AIA.
●	Republic of Armenia Government Resolution No. 2004A, dated December 1, 2005, pursuant to which the Armenian Government authorized the concession manager to grant a sub concession to a third-party service provider, Zvartnots Handling Closed Joint-Stock Company, to operate ground handling services and aircraft towing at the Zvartnots Airport, among other services.
●	Addendum No. 1 of the Armenian Concession Agreement executed on February 21, 2003, whereby the parties agreed on the implementation of certain mechanisms for registration of real property foreseen by the Armenian Concession Agreement. All the obligations assumed under this Addendum No. 1 are fully complied with and terminated.
●	Republic of Armenia Government Resolution No. 1296‑N, dated September 7, 2006, pursuant to which the Armenian Government approved Addendum No. 2 of the Armenian Concession Agreement. Addendum No. 2 to the Armenian Concession Agreement was executed on October 19, 2006, and specified that AIA shall be in charge of providing rescue and a firefighting team and facilities in accordance with standards of ICAO – Annex 14, chapter 9 “Emergency and other issues,” as well as ICAO related manuals and Armenian laws. Pursuant to this Addendum No. 2, the Government of the Republic of Armenia was relieved from these obligations.
●	Armenian Aviation Law No. HO81N, dated February 22, 2007 defining, among other things, the terms of the concession of Zvartnots Airport and the concessionaire’s rights and obligations. The Armenian Aviation Law also sets forth the basic framework for maintenance and operations of airports in Armenia and defines the powers of the GDCA.
●	Republic of Armenia Government Resolution No. 965N, dated August 2, 2007, pursuant to which the Armenian Government approved Addendum No. 3 of the Armenian Concession Agreement granting AIA a concession for the operation of the Shirak Airport. Addendum No. 3 was executed on November 16, 2007.
●	Republic of Armenia Government Resolution No. 588A, dated May 20, 2010, pursuant to which the Armenian Government approved Addendum No. 4 of the Armenian Concession Agreement terminating AIA’s ownership rights to the immovable property actually occupied by the company implementing Armenian air-navigation service. Addendum No. 3 was executed on June 10, 2010.
●	Republic of Armenia Government Resolution No. 1532N, dated December 27, 2018, pursuant to which the Armenian Government approved the master plan for 2018-2022 submitted by AIA, as the concessionaire of Zvartnots Airport and the Shirak Airport. In accordance with the Armenian Concession Agreement, the master plan is the document containing guidelines for the works to be done by the concession manager on Zvartnots Airport and the Shirak Airport for each five-year period during the term of the Armenian Concession Agreement. The master plan must be prepared by AIA and is subject to approval by the Armenian Government. The master plan for 2003-2007 had been previously approved by Government Resolution No. 392N, dated April 10, 2003, the master plan for 2008-2012 by the Government Resolution No. 1559N dated December 25, 2008, and the master plan for 2013-2017 by the Government Resolution 1495N, dated December 26, 2013.
●	The Republic of Armenia Territorial Administration and Infrastructure Minister’s Order No. 37-L, dated 10 June 2020 “On Approval the Charter of Civil Aviation Committee (CAC),” which defines the authority of the CAC.

●	Republic of Armenia Government Resolution No. 93-A, dated 22 January 2026, pursuant to which the Armenian Government approved Addendum No. 5 of the Armenian Concession Agreement.
●	Addendum No. 5 of the Armenian Concession Agreement, executed on January 23, 2026, whereby AIA and the Government of Armenia agreed to amend certain terms of the concession agreement originally signed on December 17, 2001. Pursuant to this Addendum No. 5, among other things, the concession term was extended by 35 years through December 31, 2067; the tariff framework was transitioned to an inflation-based regime allowing for periodic tariff adjustments; a new master plan and capital investment program was agreed, including significant investments aimed at infrastructure development and long-term capacity expansion; and economic equilibrium and rebalancing mechanisms were introduced to address certain events affecting the financial balance of the concession.

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

The Armenian Concession Agreement was further amended by the following addenda executed by and between the Armenian Government and AIA.

●	Addendum No. 1, executed on February 21, 2003, under which the Armenian Government and the concession manager agreed to certain mechanisms regarding the registration of property rights of the concession manager for real property in Zvartnots Airport;
●	Addendum No. 2, executed on October 19, 2006, under which, commencing on January 1, 2007, AIA undertook to provide rescue and firefighting services and facilities in accordance with the standards of Annex 14, Chapter 9 of the ICAO (Emergency and Other Issues), as well as ICAO related manuals and applicable Armenian laws;
●	Addendum No. 3, executed on November 16, 2007, under which the Armenian Government expanded the concession of Zvartnots Airport granted to AIA to include the concession of the Shirak Airport, which gave AIA the right to engage in certain types of aviation and non-aviation activities. As such, the terms of the Armenian Concession Agreement are also applicable to the Shirak Airport concession; and

●	Addendum No. 4, executed on June 10, 2010, under which AIA agreed to terminate its rights under the Armenian Concession Agreement over certain real property operated by “Hayaeronavigatsia” CJSC, the local air traffic navigation company, at the Zvartnots Airport, including the land occupied by the newly built Air Traffic Control Tower building. As such, AIA no longer has the right to dispose of and use these real property units, even for purposes of rendering the services under the Armenian Concession Agreement.
●	In December 2020, 100% of the share capital of AIA was transferred from American International Airports LLC to the Company pursuant to a Share Transfer Agreement duly registered in Armenia. As a consequence of this transfer, American International Airports LLC no longer holds any interest in AIA nor in any other Armenian entity.
●	Addendum No. 5, executed on January 23, 2026, under which AIA and the Armenian Government agreed to amend certain material terms of the Armenian Concession Agreement, including, among other things, (i) the extension of the concession term by 35 years through December 31, 2067; (ii) the transition to an inflation based tariff regime allowing for periodic tariff adjustments; (iii) the adoption of a new master plan for Zvartnots Airport, including a capital investment program aimed at infrastructure development, operational enhancements and long-term capacity expansion; and (iv) the introduction of economic equilibrium and rebalancing mechanisms providing for compensation in the event of certain circumstances affecting the financial balance of the concession, including force majeure events, traffic shortfalls, regulatory or tax changes and additional capital investments approved by the Armenian Government.

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

Aviation services

●	aircraft guidance and escorting services;
●	parking areas management;
●	movable and mechanical staircases provision and operation;
●	telescopic bridge;
●	ground handling services, including aircraft pulling services;
●	electrical supply services;
●	operational-technical maintenance services;
●	aviation security and aircraft custody services;
●	utility services for aircrafts;
●	fuel and lubricants supply and fueling; and
●	special vehicle transportation services.

Commercial

●	rent of ground spaces for commercial purposes;

●	advertising;
●	duty-tax free shops;
●	shopping centers;
●	bank and exchange bureau and financial services;
●	hotels;
●	restaurants, snack-bars, coffee shops;
●	duty paid shops such as clothing and fixtures, newspaper and magazine stands;
●	casinos and other entertainment premises;
●	car parking;
●	baggage carts and lockers;
●	telecommunication services, permitted by license Nbr 60;
●	VIP lounges;
●	catering;
●	gas stations for automobiles.

Other

●	customs warehouses;
●	intermodal logistics platforms;
●	free zones;
●	ground transportation;
●	vertiport
●	other services not forbidden which turn out to be complementary or useful to the aeronautical operation and/or the commercial development of the airport, including but not limited to, activities connected to the airport such as convention, art and exhibition centers, hotels and other leisure and tourism activities and transportation, which may be performed outside the airport.

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

Obligations Assumed by the concession manager

Under the terms of the Armenian Concession Agreement, the concession manager shall:

●	undertake and warrant the normal and permanent rendering of aviation services;
●	manage and operate the airports according to internationally accepted airport standards;
●	Comply with the execution of the works and activities included in the master plan submitted by the Manager and approved by the Government of Armenia, as provided for in section X; and submit a report on the execution of the works prescribed by master plan for the preceding year by August 31 of each year.
●	obtain, at its own cost and risk, adequate financing and management resources to modernize the physical infrastructure of the airports, to ensure compliance with applicable regulatory standards and to improve the quality of their management;
●	provide the Armenian Government with the ground spaces required for the performance of customs, migration, defense, security, safety, Phyto-zoo sanitary and bromatological controls and public health activities, as long as they are and remain activities directly performed by Armenian Government agencies and bodies. If the Armenian Government decides to delegate any of such activities to the private sector, the concession manager shall have a right of first refusal for the performance of such activities, which right must be exercised within a period of 30 days from the announcement of any bid by a third party;
●	provide the Armenian Government with an annual report (and such other reports as the Armenian Government may reasonably request) on the development of the management, exploitation and operation of the airports, which will include data regarding traffic, revenues and investments;
●	manage, operate and exploit the airport activities, directly or through contracts with third parties, subject to the limitations set forth in the Armenian Concession Agreement;
●	collect from all of the users (including the airlines and all other public or private persons performing activities or exercising any authority in the airports) the corresponding airport charges and the fees which the concession manager may establish from time to time; and
●	construct, maintain and/or operate, on its own account or through any third parties, any hangars, fuel storage plants or aircraft supply plants, customs warehouses and/or any other warehouses or premises related to the handling of air cargoes or the aeronautical operation in general.
●	Get the Armenian Government’s prior written authorization before a change of control takes place.

Master Plan

On January 26, 2026, AIA submitted a new master plan with the following content:

(a) A capital investment program of U.S.$425 million to be executed till the end of 2033. This program includes all capital investments made between the end of the former master plan (January 1, 2023) and the approval of the new master plan. However, if the Government of Armenia’s approval of the master plan exceeds four months from its submission, the execution period for these capital investments will be extended accordingly.

(b) A description of the works to be executed related to the capital investment program foreseen in section (a), in connection with the works to be carried out till the end of 2033, with the corresponding preliminary estimates of investment amounts and guidelines for the works and operations to be performed at the airport.

(c) The guidelines for the works and operations for the improvement and maintenance of the airport during the remaining part of the term of the concession.

(d) The steps for the implementation of the VERTIPORT system.

The master plan will be updated each five years as from 2034 and extended to cover the Term of the Agreement.

If the Government of Armenia does not approve the master plan within 60 days from its submittal, then the Parties shall try to find mutually acceptable terms for the master plan. Until the master plan is approved, AIA shall be entitled to administer, exploit and operate the airport performing those maintenance works which are essential for aviation operations. The Government of Armenia shall not object to the master plan unreasonably or based on grounds other than objective technical or operational reasons (including lack of compliance of ICAO safety rules or on service quality levels under the applicable IATA’s Optimum quality level category) or as a result of public health and safety regulations or other applicable law.

The approval of the master plan and its revisions by the Government of Armenia shall imply the granting of all Licenses, both national and local, needed for completion of all the works comprised therein.

The Manager shall have the right to establish the priority rank among the works described in the master plan, to postpone or anticipate their execution to further or prior periods with respect to those originally foreseen, and to prepare the corresponding projects for their implementation at his sole discretion, provided however that AIA must ensure the service quality levels under IATA’s Optimum quality level category, provided further that delays may only occur due to safety concerns according to ICAO rules.

AIA shall inform to the Government of Armenia on the execution and progress of the specific works described in the master plan.

If AIA materially fails to fulfill its obligations under the master plan, the Armenian government may issue a formal notice of non-compliance. AIA then has 20 business days to either contest the allegation or submit a remediation plan with proposed corrective actions and timelines. The Armenian government must respond within 20 business days by accepting AIA’s defense, approving the remediation plan, or rejecting it with justification. If the parties cannot agree on an acceptable remediation plan, they must engage a mutually accepted, internationally recognized airport consulting firm within 60 business days to prepare a binding revised plan.

If AIA fails to execute an approved remediation plan, the Armenian government may impose a financial penalty ranging from 0.5% to 2% of AIA’s prior-year EBITDA (calculated in accordance with IFRS, excluding exceptional items and IFRIC 12 adjustments). Following any such penalty, AIA has an additional 180-day cure period to address the deficiencies. If AIA still fails to comply after this cure period, the Armenian government may initiate proceedings to terminate the Agreement.

The procedure determined above shall not apply if the alleged non-compliance is caused by any delays or omissions not attributable to AIA, including but not limited to delays in issuing relevant licenses. In such cases, AIA shall not be held liable for the non-compliance and the timeline for implementing the master plan and the corresponding performance obligations shall be adjusted accordingly.

Concession Fees

Under the Armenian Concession Agreement, the concession manager shall not pay any fee or other consideration of any kind whatsoever for the rights granted to it in the Armenian Concession Agreement.

Under the Armenian Concession Agreement, the concession manager has the authority to establish and collect all airport charges and fees for activities conducted at the airports and for use of government-transferred property. These charges were most recently updated in July 2024. The primary revenue drivers include passenger handling tariffs of €25 per departing passenger from Zvartnots International Airport (EVN), €20 from Gyumri Airport (LWN), and €8 per transit passenger, along with a €2 security charge per departing passenger. Landing and take-off charges are each set at €5.80 per metric ton of aircraft weight, with a 20% surcharge applied for nighttime operations (21:00 to 07:00).

Additional revenue streams include aircraft parking charges, which vary based on whether airlines are based at the airport and the type of flight operation. Loading bridge use is mandatory at equipped gates and charged at €80 per use. The fee structure also encompasses apron access fees (ranging from €13.15 to €187.20 per flight depending on aircraft weight), centralized power supply services, excess luggage charges, and various ancillary services such as departure control systems and airport personnel assistance. This comprehensive fee structure provides the concession manager with diversified revenue sources tied to both passenger volumes and aircraft movements.

Cargo Handling Tariffs

The Airport also charges certain tariffs for cargo and mail handling services provided by the airport manager. Payment of these airport charges is mandatory for flight approval and use of airport premises, and default in payments entitles the airport manager to deny availability of airport facilities, ground spaces, and services.

The tariff schedule sets forth handling charges on a per-kilogram basis for import and export cargo, with additional charges for specialized cargo categories. Storage charges apply after limited free-storage windows expire, with maximum storage capped at six months. Transfer cargo transiting through Armenia to third countries is subject to a separate handling charge.

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

Airport charges and fees shall be automatically adjusted by applying the following procedures:

●	airport charges and fees expressed in Armenian dram will be adjusted proportionally to the variations of the exchange ratio between the Armenian dram and the United States dollar;
●	airport charges and fees expressed in U.S. dollars will be adjusted based on the total producer price index for finished goods seasonally adjusted (PPI), as published monthly by the Bureau of Labor Statistics of the United States Department of Labor, and verified by the index as of December 2001, which shall be considered the “PPI Base Year,” and the index as of December of the year to be updated; and
●	airport charges and fees expressed in euros will be adjusted proportionally to the variations of the exchange ratio between the euro and the United States dollar.

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

The Armenian Concession Agreement may be terminated prior to the scheduled termination date upon the occurrence of any of the following events:

●	Expiration of the Term.
●	Termination due to the concession manager’s fault.
●	Unilateral termination by the based on reasonable national defense considerations.

Governing Law and Dispute Resolution

The agreement is governed by Armenian law, with disputes subject to a multi-tiered resolution process. Parties must first attempt mediation administered by the Arbitration and Mediation Center of Armenia in Yerevan. If mediation fails to resolve the dispute within three months, commercial disputes may proceed (at the claimant’s option) to arbitration under either the Armenian Arbitration and Mediation Center’s rules, the ICC Rules of Arbitration, or the ordinary courts of Armenia. In each arbitration scenario, the seat is Yerevan and the language is English, and awards are final subject only to limited annulment challenges.

Investment-related disputes are subject to separate treatment under the bilateral investment treaty between Armenia and the Belgo-Luxembourg Economic Union, with arbitration conducted through International Centre for Settlement of Investment Disputes (“ICSID”). Investors should note that the mandatory mediation phase and the Armenian seat of arbitration may affect the timeline and costs of any enforcement action, and the availability of ICSID arbitration for investment claims provides an international forum with established enforcement mechanisms under the ICSID Convention.

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

CASA presented a private initiative to the DGAC proposing to manage, operate and maintain the Seymour Airport. DGAC accepted the proposal and awarded a concession to CASA pursuant to Resolution No. 159 A/2008, dated September 15, 2008.

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

Tariffs

The table below sets forth the maximum amounts that we were permitted to collect as of February 2026, under the Guayaquil Concession Agreement:

2026(1)
(In U.S.$)
INTERNATIONAL - Commercial and Charters
Landing
<= 50 tons	15.49
50 to 100 tons	16.15
> 100 to 150 tons	16.83
> 150 tons	17.51
Lighting
< = 50 tons	4.54
50 to 100 tons	4.74
> 100 to 150 tons	4.94
> 150 tons	5.12
Parking(2)
< = 50 tons	2.32
50 to 100 tons	2.42
> 100 to 150 tons	2.51
> 150 tons	2.62
Passenger
Departure	34.60
Security	6.54
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	80.50
Use of bridge for every 15 minutes or fraction	13.52

DOMESTIC – Commercial, Charter, Private and Cargo
Landing
> 25 to 50 tons	1.33
> 50 to 100 tons	1.44
> 100 to 150 tons	1.52
> 150 tons	1.59
Lighting
> 25 to 50 tons	0.57
> 50 to 100 tons	0.61
> 100 to 150 tons	0.62
> 150 tons	0.64
Parking(3) (4)
25 to 50 tons	0.27
> 50 to 100 tons	0.28
> 100 to 150 tons	0.29
> 150 tons	0.29
Passengers
Departure	12.12
Security	6.54
Connection to the Embarkation / Disembarkation Bridge
Departure / Security	40.39
Use of bridge for every 15 minutes or fraction	12.11
Domestic Annual Aeronautical Rate(5)
From 0 to 6 tons	173.03
> 6 to 12 tons	865.09
> 12 to 18 tons	1,297.67
> 18 to 25 tons	1,937.81
(1)	Maximum take-off weight in tons.
(2)	The international parking fee will be charged for 3-hour fractions or fractional periods thereafter.
(3)	The domestic parking fee will be charged for 4-hour fractions or fractional periods thereafter.

(4)	Any aircraft that remains on the ground for an uninterrupted period of more than 30 days will be subject to the parking fee plus a surcharge of fifty percent (50%).
(5)	The annual fee includes landing, lighting and parking. The fees apply on Ecuadorian civil aircrafts which maximum take-off weight is up to 25 tons.

Master Plan

Under the terms of our Guayaquil Concession Agreement, the concessionaire is not required to present a master development program.

On July 6, 2018, TAGSA signed Addendum No. 07 which established new works for an amount of U.S.$32.2 million to be completed by TAGSA before 2024. As of December 31, 2022, U.S.$8.0 million remain pending. On July 25, 2023, the Tenth Addendum to the Concession Contract was signed, through which it was determined that the remaining value to be invested, agreed in the Seventh Addendum, should be used to cover the works related to the capacity to receive general aviation aircraft in the sum of U.S.$2.9 million and the other committed works. Another compensation amount established by the Ninth Amendment, as recorded in the Compensation Act signed on January 20, 2024, was applied in the sum of U.S.$1,042 million to compensate for the non-increase of fees attributable to the AAG. The allocation of the remaining balance will be agreed upon by AAG and TAGSA. As of December 31, 2025, TAGSA is committed to make additional capital expenditures in the amount of U.S.$2.3 million.

Guarantee and Performance Bonds

Under the terms of the Guayaquil Concession Agreement, we are required to maintain a performance bond in the amount of U.S.$3.0 million as security for the timely fulfillment of all of our obligations under the Concession Agreement.

In addition, TAGSA is required to maintain a performance bond for the payments to the Trust for the development of the new Guayaquil Airport that corresponds to an amount of 20.0% of the fees that are payable to the Trust minus the amount of the performance bond of the Guayaquil Concession Agreement. The current amount of the performance bond is U.S.$6.7 million.

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

The Galapagos Concession Agreement

Under the terms of the Galapagos Concession Agreement, Ecogal is responsible for providing the Seymour Airport with management, operation, maintenance and construction services, including the performance of the following activities:

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

Phase 3: Involves the development of certain works on the runway and platform, including reconstruction of the runway. Phase 3 also includes a general obligation to perform corrective and prevent maintenance of the runway and platform from 2014 through 2026. The last stage within Phase 3 was expected to commence on June 1, 2021. However, due to impact of the COVID-19 pandemic and ECOGAL request to restore the economic and financial balance under the concession. As a result, Phase 3 started on January 15, 2026, the same day we entered into the fourth amendment to the concession agreement.

●	Projects corresponding to the new investments, including (i) asphalt reinforcement of part of the taxiway and intersections (as from June 1, 2015), (ii) asphalt reinforcement of the runway (as from June 1, 2017), (iii) installation of an airfield lighting (beaconing) system and resurfacing of the runway with asphalt (commencing on January 15, 2026), which shall be completed no later than January 14, 2027 (iv) corrective and preventive maintenance on the concrete sector of the runways and platform (between 2014 and 2026) and (v) an additional resurfacing of the runway to be carried out by ECOGAL during the second half of 2031, if required, for a maximum aggregate amount of up to U.S.$4 million (including VAT).
●	Certain maintenance obligations, including all necessary repairs of the facilities, equipment and other concession assets. ECOGAL must prepare and present to the DGAC a maintenance program after the conclusion of Phase 3 of the redevelopment plan.

In addition, ECOGAL charges tariffs for these additional services from the airlines, private aircrafts, users or passengers, as applicable.

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

On January 15, 2026, ECOGAL and DGAC entered into the Fourth Amendment to the Galapagos Concession Agreement, which established new investments and rescheduled certain existing investments for the remaining term of the concession agreement.

Fees

The Galapagos Concession Agreement sets forth the tariffs for the fees and services provided by ECOGAL in the Galapagos Airport; such tariffs are approved by the National Civil Aviation Council. The following table sets forth the current tariff rates:

Tariff	(in U.S.$)
Ecological tariff (by departing passengers)	5.70
Tariff for terminal use (by departing passengers)	31.98
Security tariff (by departing passengers)	3.57
Tariff for cash fire and rescue (by departing passengers)	4.08
Landing tariff 25 – 50 tons (in tons)	2.53
Landing tariff 50-000 tons (in tons)	2.60

Guarantees and other Performance Bonds

The Galapagos Concession Agreement requires the delivery of a bond of U.S.$0.7 million by ECOGAL to the DGAC, which should be in place during the term of the Galapagos Concession Agreement. The bond was issued by Banco de Pacífico a financial entity in Ecuador, and is in force until April 13, 2026. This bond will be renewed annually.

Term and Termination

The term of the Galapagos Concession Agreement is until December 31, 2032, as the conditions precedent set for in Clause 69 were complied with.

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

C. ORGANIZATIONAL STRUCTURE

Corporación América International S.à r.l., a private limited liability company (société à responsabilité limitée) also incorporated in Luxembourg (“CAI”) holds the 100% of the Majority Shareholder. A.C.I. Airports S.à r.l., a holding company incorporated in Luxembourg, (“Majority Shareholder”) currently controls 79.56% of our common shares.

CAI is wholly-owned by the Southern Cone Foundation, a foundation created under the laws of Liechtenstein, which manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

Most of our operating subsidiaries have non-controlling interests, some of which are significant.

The following diagram reflects a simplified summary of our organizational structure as of the date hereof:

D. PROPERTY, PLANTS AND EQUIPMENT

We were incorporated under the laws of the Grand Duchy of Luxembourg on December 14, 2012. Our corporate headquarters are located in Luxembourg and have approximately 139 square meters. Our group acts as a lessee renting various offices, equipment and cars. We lease the office space for our corporate headquarters, located at 128, Boulevard de la Pétrusse, L-2330, 1° floor, Luxembourg, Grand Duchy of Luxembourg. In addition to our corporate headquarters, Proden S.A., one of our affiliates, also leases to AA2000 the building where AA2000 has its principal office, which has approximately 7,499.5 square meters. For further information, “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Proden S.A.”

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

In 2025, air traffic increased 9.8% in terms of number of passengers, increased 6.4% in terms of aircraft movements, and increased 1.4% in terms of cargo volume handled. In 2024, air traffic decreased 2.7% in terms of number of passengers, decreased 3.0% in terms of aircraft movements, and increased 7.5% in terms of cargo volume handled. In 2023, air traffic increased 23.7% in terms of number of passengers, increased 15.1% in terms of aircraft movements, and increased 7.9% in terms of cargo volume.

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

	Closing Exchange Rate			Average Exchange Rate
			% change			% change
			against prior			against prior
	2025	2024	year	2025	2024	year
UYU	39.04	44.01	(11.3)%	41.06	40.14	2.3%
BRL	5.50	6.19	(11.1)%	5.59	5.39	3.6%
EUR	1.18	1.04	13.1%	1.13	1.08	4.4%
ARS	1,455.0	1,032.0	41.0%	1,245.01	915.17	36.0%
AMD	381.36	396.56	(3.8)%	386.86	392.70	(1.5)%

Our Capital Investment Plans

We are in negotiations to implement infrastructure development plans in Italy and Armenia. We and the Italian aviation authority (ENAC) are currently in discussions to develop a €576 million infrastructure plan for the Florence and Pisa Airports. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include a total investment of €440 million between 2025 and 2030 in the Florence Airport, including the expansion and renovation of existing terminal (approximately 45,000 square meters in 2030 and a new runway of approximately 2,200 meters in length); and a total investment of €136 million between 2025 and 2028 in the Pisa Airport, including the expansion of the existing terminal by approximately 7,500 square meters and the renovation of about 12,000 square meters of existing terminal areas, as well as the restructuring/expansion of the existing aircraft parking area. In Armenia, we submitted to the Armenian Government a new master plan including a capital investment program of U.S.$425 million to be executed by 2033, covering infrastructure development, operational enhancements, and long-term capacity at Zvartnots International Airport. The master plan shall be updated every five years. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Our Segments

We currently have six reportable segments: Argentina, Italy, Brazil, Uruguay, Ecuador and Armenia. See Note 4 to our Audited Consolidated Financial Statements and “Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services.”

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

Macroeconomic Conditions

Argentina has historically been subject to inflation. The National Statistic and Census Institute (“INDEC”) reported an inflation increase of 31.5% in 2025, 117.8% in 2024 and 211.4% in 2023. See “Item 3. Key Information—D. Risk Factors—Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.”

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

Likewise, our Argentine subsidiaries are operating in an economical context where main variables have recently experienced strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Considering this situation, we continue to assess the evolution of variables in order to identify the unforeseen potential impacts that could affect the Company’s business and performance.

Our Passenger Traffic, Cargo Volume and Aircraft Movements

Our revenue is highly dependent on air traffic levels. Passenger traffic in our airports is composed of international, domestic and transit passengers. In 2025, 2024, and 2023, approximately 51.3%, 51.9%, and 56.3% respectively, of the passengers were domestic passengers, approximately 39.4%, 38.9%, and 35.0%, respectively, of our passengers were international passengers, and approximately 9.3%, 9.2%, and 8.8%, respectively, of our passengers were transit passengers. The majority of our aircraft movements consist of commercial airline traffic, which drives a substantial portion of our passenger traffic. General aviation, which includes private jets, is the second largest category of aircraft movements, but does not significantly contribute to passenger traffic. Cargo is generally transported through commercial aircraft movements, and to a lesser extent, through cargo flights. The principal factor affecting our cargo volume is macroeconomic conditions in the local and regional markets. The following table sets forth certain statistical data relating to our total passenger traffic, cargo volume and aircraft movements for the periods indicated:

	For the year ended December 31,
		% change		% change		% change
		against prior		against prior		against prior
	2025	year	2024	year	2023	year
Domestic Passengers (in millions)	44.5	8.6%	41.0	(10.3)%	45.7	20.9%
International Passengers (in millions)	34.1	11.0%	30.8	8.4%	28.4	32.9%
Transit passengers (in millions)	8.0	11.3%	7.2	1.7%	7.1	10.1%
Total passengers (in millions)	86.7	9.8%	79.0	(2.7)%	81.1	23.7%
Cargo volumes (in thousands of tons)	403.7	1.4%	398.0	7.5%	370.2	7.9%
Total aircraft movements (in thousands)	876.4	6.4%	823.7	(3.0)%	849.5	15.1%

Our Passenger Traffic, Cargo Volume and Aircraft Movements, per Segment

Set forth below is a summary (including our unconsolidated operations) of the passenger composition, cargo volume and aircraft movements for each of our segments:

	For the Year Ended December 31
			% Change			% Change			% Change
			Against			Against			Against
	2025	% of Total	Prior Year	2024	% of Total	Prior Year	2023	% of Total	Prior Year
Argentina
Domestic Passengers (in millions)	30.6	68.7%	10.2%	27.8	67.7%	(9.1)%	30.5	66.8%	26.9%
International Passengers (in millions)	15.4	45.0%	17.4%	13.1	42.5%	11.6%	11.7	41.3%	36.2%
Transit passengers (in millions)	1.5	18.4%	14.7%	1.3	17.9%	(8.6)%	1.4	19.9%	27.7%
Total passengers (in millions)	47.4	54.7%	12.6%	42.1	53.4%	(3.5)%	43.7	53.8%	29.3%
Cargo volume (in thousands of tons)	214.8	53.2%	3.5%	207.5	52.1%	8.2%	191.8	51.8%	5.6%
Aircraft movements (in thousands)	481.7	55.0%	7.1%	449.7	54.6%	(1.9)%	458.6	54.0%	19.2%
Italy
Domestic Passengers (in millions)	2.0	4.5%	7.3%	1.9	4.5%	7.6%	1.7	3.8%	9.6%
International Passengers (in millions)	7.8	22.8%	8.7%	7.2	23.3%	11.6%	6.4	22.7%	25.7%
Transit passengers (in millions)	0.0	0.1%	38.5%	0.0	0.1%	14.7%	0.0	0.1%	64.8%
Total passengers (in millions)	9.8	11.3%	8.4%	9.0	11.4%	10.7%	8.2	10.1%	21.9%
Cargo volume (in thousands of tons)	12.6	3.1%	(3.7)%	13.0	3.3%	0.7%	12.9	3.5%	(13.2)%
Aircraft movements (in thousands)	88.7	10.1%	7.9%	82.2	10.0%	5.5%	77.9	9.2%	13.1%
Brazil
Domestic Passengers (in millions)	9.6	21.5%	5.8%	9.0	22.0%	(16.9)%	10.9	23.8%	8.4%
International Passengers (in millions)	0.9	2.5%	20.0%	0.7	2.4%	12.4%	0.6	2.3%	38.7%
Transit passengers (in millions)	6.3	78.2%	8.9%	5.8	79.9%	3.2%	5.6	78.7%	6.2%
Total passengers (in millions)	16.7	19.3%	7.6%	15.5	19.7%	(9.2)%	17.1	21.1%	8.6%
Cargo volume (in thousands of tons)	62.3	15.4%	(5.0)%	65.6	16.5%	(1.5)%	66.6	18.0%	15.2%
Aircraft movements (in thousands)	150.8	17.2%	5.3%	143.2	17.4%	(9.6)%	158.4	18.6%	9.5%
Uruguay
Domestic Passengers (in millions)	0.0	0.0%	100.6%	0.0	0.0%	(5.4)%	0.0	0.0%	23.9%
International Passengers (in millions)	2.3	6.6%	2.9%	2.2	7.1%	13.8%	1.9	6.8%	34.9%
Transit passengers (in millions)	0.0	0.4%	(23.1)%	0.0	0.7%	114.6%	0.0	0.3%	219.8%
Total passengers (in millions)	2.3	2.6%	2.5%	2.2	2.8%	14.9%	2.0	2.4%	35.8%
Cargo volume (in thousands of tons)	35.5	8.8%	10.0%	32.3	8.1%	3.5%	31.2	8.4%	(2.9)%
Aircraft movements (in thousands)	34.0	3.9%	4.5%	32.5	4.0%	1.7%	32.0	3.8%	14.8%
Armenia
Domestic Passengers (in millions)	—	—	—	—	—	—	—	—	—
International Passengers (in millions)	5.6	16.4%	5.0%	5.3	17.3%	(1.8)%	5.4	19.1%	46.8%
Transit passengers (in millions)	0.2	2.0%	507.8%	0.0	0.4%	—	—	—	—
Total passengers (in millions)	5.8	6.6%	7.5%	5.4	6.8%	(1.3)%	5.4	6.7%	46.8%
Cargo volume (in thousands of tons)	42.8	10.6%	1.2%	42.2	10.6%	24.8%	33.9	9.1%	45.0%
Aircraft movements (in thousands)	42.9	4.9%	7.5%	39.9	4.8%	(9.6)%	44.1	5.2%	25.4%
Ecuador(1)
Domestic Passengers (in millions)	2.4	5.3%	1.1%	2.3	5.7%	(8.3)%	2.6	5.6%	19.5%
International Passengers (in millions)	2.3	6.6%	0.4%	2.3	7.4%	2.1%	2.2	7.8%	9.5%
Transit passengers (in millions)	0.1	0.8%	(18.4)%	0.1	1.1%	11.2%	0.1	1.0%	4.0%
Total passengers (in millions)	4.7	5.4%	0.4%	4.7	5.9%	(3.3)%	4.8	6.0%	14.5%
Cargo volume (in thousands of tons)	35.8	8.9%	(4.1)%	37.3	9.4%	10.4%	33.8	9.1%	1.7%
Aircraft movements (in thousands)	78.4	8.9%	3.0%	76.1	9.2%	(3.0)%	78.5	9.2%	2.0%
(1)	We have included ECOGAL’s operational data, although its results of operations are not consolidated.

Our Revenue from Continuing Operations

We classify our revenue in the following categories: (i) aeronautical revenue, (ii) commercial revenue, (iii) construction service revenue and (iv) other revenue. Our consolidated revenue does not include revenue of ECOGAL (Galapagos Airport) operations for the years ended December 31, 2025, 2024, and 2023, as it was accounted for under the equity method.

Our total consolidated revenue for the years ended December 31, 2025, 2024 and 2023 is summarized below:

	For the Year Ended December 31,
	2025		2024		2023
	(in millions	% of Total	(in millions	% of Total	(in millions	% of Total
	of U.S.$)	Revenue	of U.S.$)	Revenue	of U.S.$)	Revenue
Aeronautical revenue	934.7	47.6%	876.7	47.6%	644.5	46.0%
Non-aeronautical Revenue
Commercial revenue	813.1	41.4%	738.7	40.1%	603.7	43.1%
Construction service revenue	205.8	10.5%	223.4	12.1%	144.7	10.3%
Other Revenue	8.5	0.4%	4.5	0.2%	7.2	0.5%
Total consolidated revenue	1,962.1	100.0%	1,843.3	100.0%	1,400.0	100.0%

Our Expenses from Continuing Operations

Our expenses from continuing operations are cost of services, selling, general and administrative expenses, financial loss, inflation adjustments, other expense, and income tax. Other reportable expenses consist of impairment loss/ (reversal) and other operating expenses.

	For the Year Ended December 31,
	2025		2024		2023
	(in millions	% of Total	(in millions	% of Total	(in millions	% of Total
	of U.S.$)	Expenses	of U.S.$)	Expenses	of U.S.$)	Expenses
Cost of services	1,272.4	69.3%	1,237.3	74.9%	914.7	66.1%
Selling, general and administrative expenses	220.2	12.0%	198.1	12.0%	138.7	10.0%
Financial loss	244.0	13.3%	(110.3)	(6.7)%	406.6	29.4%
Inflation adjustment	11.1	0.6%	21.3	1.3%	40.5	2.9%
Other expense	13.1	0.7%	7.0	0.4%	(93.4)	(6.8)%
Income tax expense	75.0	4.1%	298.8	18.1%	(24.2)	(1.8)%
Total expenses	1,835.6	100.0%	1,652.2	100.0%	1,382.8	100.0%

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

Selling, General and Administrative Expenses from Continuing Operations

Our selling, general and administrative expenses consist primarily of taxes, salaries and social contributions, depreciation and amortization, utility services, office expenses, repair and replacement provisions, maintenance costs, advertising expenses, insurance costs, aircraft charter service costs, costs related to security, healthcare and firefighters, bad debt charges and other miscellaneous items.

Financial Loss from Continuing Operations

Our financial loss consists primarily of interest expense, net foreign exchange loss, adjustments with respect to our Brazilian operations and other expenses.

Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations

	For the year ended December 31,
	2025	2024	2023

	(in millions of U.S.$)
Income from continuing operations	257.7	307.9	226.5
Financial income	(68.3)	(71.4)	(101.6)
Financial loss	244.0	(110.3)	406.6
Inflation adjustment	11.1	21.3	40.5
Income tax expense	75.0	298.8	(24.2)
Depreciation and amortization	208.4	182.5	130.0
Adjusted EBITDA	727.8	628.7	677.7
Construction services revenue	(205.8)	(223.4)	(144.7)
Construction services cost	193.5	216.8	138.3
Adjusted EBITDA excluding Construction Services	715.5	622.2	671.3

See “Presentation of Financial Information—Non-IFRS Information—Adjusted EBITDA and Adjusted EBITDA excluding Construction Services.”

Summary Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations, as well as the percentage change of each category from the prior year for the periods indicated:

	For the year ended December 31,
	2025		2024		2023
		% of Change		% of Change
	(in millions	against	(in millions	against	(in millions
	of U.S.$)	prior year	of U.S.$)	prior year	of U.S.$)
Aeronautical revenue	934.7	6.6%	876.7	36.0%	644.5
Non-aeronautical Revenue
Commercial revenue	813.1	10.1%	738.7	22.4%	603.7
Construction service revenue	205.8	(7.9)%	223.4	54.3%	144.7
Other Revenue	8.5	90.0%	4.5	(37.7)%	7.2
Total consolidated revenue	1,962.1	6.4%	1,843.3	31.7%	1,400.0
Cost of Services
Concession fees	220.6	4.8%	210.6	34.8%	156.2
Depreciation and amortization	197.4	12.7%	175.1	41.6%	123.7
Cost of fuel	114.0	15.5%	98.7	(12.7)%	113.1
Salaries and social security contributions	245.3	(2.6)%	251.8	35.4%	185.9
Taxes	5.0	(7.4)%	5.4	129.8%	2.4
Maintenance expenses	181.0	3.2%	175.3	59.4%	110.0
Construction service costs	193.5	(10.8)%	216.8	56.8%	138.3
Services and fees	67.9	(2.9)%	69.9	23.4%	56.6
Office expenses	14.6	(9.2)%	16.0	64.5%	9.7
Others	33.0	87.3%	17.6	(6.0)%	18.8
Total Cost of Services	1,272.4	2.8%	1,237.3	35.3%	914.7
Salaries and Social Security contributions	53.1	15.2%	46.1	39.6%	33.0
Depreciation and amortization	11.0	49.6%	7.4	16.6%	6.3
Services and fees	49.4	8.9%	45.3	14.2%	39.7
Taxes	63.9	0.8%	63.4	71.3%	37.0
Maintenance expenses	6.6	167.7%	2.5	16.4%	2.1
Advertising	6.4	(1.3)%	6.5	320.1%	1.5
Office expenses	9.9	12.6%	8.8	81.2%	4.9
Insurance	3.2	18.5%	2.7	(5.0)%	2.8
Bad debts recovery	(3.8)	(13.5)%	(4.4)	29.1%	(3.4)
Bad debts	11.2	25.6%	8.9	78.2%	5.0
Other	9.3	(15.3)%	11.0	13.3%	9.7
Total selling, general and administrative expenses	220.2	11.2%	198.1	42.9%	138.7
Impairment reversal/(loss) of non-financial assets	(0.3)	100.0%	—	(100.0)%	102.8
Other operating income	31.8	(31.5)%	46.4	(53.9)%	100.6
Other operating expense	(12.7)	83.1%	(7.0)	(26.3)%	(9.5)
Operating income	488.3	9.2%	447.3	(17.3)%	540.6
Share of income/(loss) in associates	31.1	n.m.	(1.0)	(114.0)%	7.1
Income before financial results and income tax	519.4	16.4%	446.3	(18.5)%	547.7
Financial income	68.3	(4.3)%	71.4	(29.7)%	101.6
Financial loss	(244.0)	(321.2)%	110.3	(127.1)%	(406.6)
Inflation adjustment	(11.1)	(47.9)%	(21.3)	(47.6)%	(40.5)
Income before income tax	332.7	(45.2)%	606.7	200.0%	202.2
Income tax expense	(75.0)	(74.9)%	(298.8)	n.m.	24.2
Income for the year	257.7	(16.3)%	307.9	36.0%	226.5
Attributable to Owners of the parent	247.7	(12.4)%	282.7	18.0%	239.5
Non-controlling interest	10.0	(60.4)%	25.2	(293.6)%	(13.0)

n.m. = not meaningful.

Our Revenue by Segment

Set forth below is a summary of the total revenue for each of our reportable segments (including the intra-segment adjustments related to reportable segments):

	For the Year Ended December 31,
	2025		2024		2023
	(in millions	% of Total	(in millions	% of Total	(in millions of	% of Total
	of U.S.$)	Revenue	of U.S.$)	Revenue	U.S.$)	Revenue
Argentina	1,069.5	54.5%	1,043.9	56.6%	640.6	45.5%
Italy	170.4	8.7%	138.8	7.5%	133.4	9.6%
Brazil	118.5	6.0%	111.1	6.0%	110.6	7.9%
Uruguay	192.2	9.8%	185.7	10.1%	157.0	11.3%
Armenia	296.3	15.1%	252.8	13.7%	252.5	18.1%
Ecuador(1)	114.4	5.8%	110.3	6.0%	105.2	7.5%
Unallocated	0.7	0.0%	0.7	0.0%	0.7	0.1%
Total consolidated revenue(1) (2)	1,962.1	100.0%	1,843.3	100.0%	1,400.0	100.0%
(1)	We account for the results of operations of ECOGAL using the equity method.
(2)	We account for the results of operations of Navinten using the equity method.

Revenue Classification by Segment

Set forth below is a summary of the aeronautical revenue and non-aeronautical revenue, including commercial services revenue, construction service revenue and other revenue from continuing operations, for each of our segments, including the intra-segment adjustments related to reportable segments:

	For the year ended December 31,
	2025	2024	2023

	(in millions of U.S.$)
Argentina
Aeronautical revenue	545.5	512.2	296.4
Non-aeronautical Revenue
Commercial revenue	400.6	376.1	251.2
Construction service revenue	123.5	155.6	93.0
Other revenue	—	—	—
Total revenue	1,069.5	1,043.9	640.6
Italy
Aeronautical revenue	77.4	70.8	70.1
Non-aeronautical Revenue
Commercial revenue	54.4	47.2	39.9
Construction service revenue	30.2	16.4	16.2
Other revenue	8.5	4.4	7.2
Total revenue	170.4	138.8	133.4
Brazil
Aeronautical revenue	44.9	40.8	45.7
Non-aeronautical Revenue
Commercial revenue	72.8	68.8	64.8
Construction service revenue	0.8	1.5	0.2
Other revenue	—	—	—
Total revenue	118.5	111.1	110.6
Uruguay
Aeronautical revenue	84.4	81.0	65.4
Non-aeronautical Revenue
Commercial revenue	75.2	66.7	59.8
Construction service revenue	32.5	37.9	31.7
Other revenue	0.0	0.0	0.0
Total revenue	192.2	185.7	157.0
Armenia
Aeronautical revenue	101.2	90.5	88.5
Non-aeronautical Revenue
Commercial revenue	178.8	150.5	160.4
Construction service revenue	16.4	11.8	3.6
Other revenue	—	—	—
Total revenue	296.3	252.8	252.5
Ecuador
Aeronautical revenue	81.3	81.4	78.3
Non-aeronautical Revenue
Commercial revenue	30.7	28.7	26.9
Construction service revenue	2.5	0.1	0.0
Other revenue	—	—	—
Total revenue	114.4	110.3	105.2
Unallocated
Aeronautical revenue	—	—	—
Non-aeronautical Revenue
Commercial revenue	0.7	0.6	0.7
Construction service revenue	—	—	—
Other revenue	0.0	0.1	0.0
Total revenue	0.7	0.7	0.7
Total consolidated revenue	1,962.1	1,843.3	1,400.0

Our Expenses by Segment

Set forth below is a summary of our total expenses from continuing operations by segment which consists of cost of services, selling general and administrative expenses and other operating expenses, including the intra-segment adjustments related to reportable segments:

	For the Year Ended December 31,
	2025		2024		2023
	(in millions	% of Total	(in millions	% of Total	(in millions	% of Total
	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)	of U.S.$)	Expenses(1)
Argentina	838.3	55.7%	841.0	58.3%	481.9	45.3%
Italy	132.8	8.8%	106.1	7.4%	104.8	9.9%
Brazil	82.3	5.5%	82.9	5.7%	90.9	8.6%
Uruguay	134.0	8.9%	128.3	8.9%	112.8	10.6%
Armenia	200.7	13.3%	171.8	11.9%	171.8	16.2%
Ecuador	85.1	5.7%	80.3	5.6%	76.9	7.2%
Unallocated	32.1	2.1%	31.9	2.2%	23.7	2.2%
Total expenses	1,505.3	100.0%	1,442.4	100.0%	1,062.8	100.0%
(1)	Excludes income tax expense, financial loss, impairment loss/ (reversal).

Expenses Classification by Segment

Set forth below is a table of our total expenses from continuing operations, consisting of costs of services and selling, general and administrative expenses and other operating expenses for each of our segments, including the intra-segment adjustments related to reportable segments:

	For the Year Ended December 31,
	2025	2024	2023

	(in millions of U.S.$)
Argentina
Cost of Services	713.8	735.2	419.6
Selling, General and Administrative Expenses	114.5	100.5	55.0
Other operating expenses	10.0	5.2	7.3
Total Expenses	838.3	841.0	481.9
Italy
Cost of Services	119.0	93.3	91.6
Selling, General and Administrative Expenses	13.8	12.8	13.1
Other operating expenses	—	—	—
Total Expenses	132.8	106.1	104.8
Brazil
Cost of Services	71.9	71.8	79.3
Selling, General and Administrative Expenses	10.3	10.7	11.1
Other operating expenses	0.0	0.4	0.5
Total Expenses	82.3	82.9	90.9
Uruguay
Cost of Services	107.7	106.9	93.4
Selling, General and Administrative Expenses	25.1	21.2	18.9
Other operating expenses	1.1	0.3	0.5
Total Expenses	134.0	128.3	112.8
Armenia
Cost of Services	179.4	154.7	156.5
Selling, General and Administrative Expenses	19.7	16.2	14.3
Other operating expenses	1.6	1.0	1.0
Total Expenses	200.7	171.8	171.8
Ecuador
Cost of Services	68.9	63.9	62.3
Selling, General and Administrative Expenses	16.2	16.4	14.6
Other operating expenses	0.0	0.0	0.0
Total Expenses	85.1	80.3	76.9
Unallocated
Cost of Services	11.6	11.6	11.9
Selling, General and Administrative Expenses	20.4	20.3	11.7
Other operating expenses	—	0.0	0.0
Total Expenses	32.1	31.9	23.7

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

Revenue from Continuing Operations

Our revenue was U.S.$1,962.1 million for the year ended December 31, 2025, a 6.4% increase from U.S.$1,843.3 million for the year ended December 31, 2024. This increase in revenue of U.S.$118.9 million was principally derived from the revenue increase of U.S.$43.5 million in Armenia, U.S.$31.7 million in Italy, U.S.$25.6 million in Argentina, U.S.$7.4 million in Brazil, U.S.$6.5 million in Uruguay and U.S.$4.2 million in Ecuador.

Argentina

Revenue from Argentina was U.S.$1,069.5 million for the year ended December 31, 2025, a 2.5%, or U.S.$25.6 million increase as compared to U.S.$1,043.9 million for the year ended December 31, 2024. This increase in revenues was mainly the outcome of:

●	an increase of U.S.$33.3 million, or 6.5%, in aeronautical revenue mainly due to an increase in international passenger traffic and an increase in domestic passenger traffic and the increase in domestic tariffs that we are entitled to charge under the concessions. This increase was partially offset by the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.
●	an increase of U.S.$24.5 million, or 6.5%, in commercial revenue derived mainly from (i) the increase of cargo revenue as a result of the increase in cargo volumes and tariffs adjustments, (ii) the increase in parking facilities derived from the increase in passenger traffic and the increase in tariff partially offset by the depreciation of Argentine Peso against the U.S. dollar, and (ii) higher passenger related revenues including VIP Lounge and other commercial revenue. This increase was partially offset by the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.
●	a decrease of U.S.$32.2 million, or 20.7%, in construction services revenue mainly associated with the decrease of the construction works we performed at Argentina Airports, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Argentina” and impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.

Italy

Revenue from Italy was U.S.$170.4 million for the year ended December 31, 2025, a 22.8% or U.S.$31.7 million increase as compared to U.S.$138.8 million for the year ended December 31, 2024. This increase in revenue was mainly the result of: (i) an increase of U.S.$13.8 million, or 83.9%, in construction service revenue mainly associated with the construction works we performed at Pisa Terminal, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Italy,” (ii) an increase of U.S.$7.2 million, or 15.2%, in commercial revenue associated with parking facilities, food and beverage services, VIP lounges, duty free, car rental, among others, derived from the increase in passenger traffic, and (iii) an increase of U.S.$6.7 million, or 9.4%, in aeronautical revenue due to the increase in passenger traffic.

Brazil

Revenue from Brazil was U.S.$118.5 million for the year ended December 31, 2025. a 6.7% or U.S.$7.4 million increase, as compared to U.S.$111.1 million for the year ended December 31, 2024. This increase was mainly due to (i) an increase of U.S.$4.1 million, or 10.1%, in aeronautical revenue derived from the increase in passenger traffic and (ii) an increase of U.S.$4.0 million, or 5.8%, in commercial revenue mainly associated with VIP lounges derived from the increase in passenger traffic, rental of space derived from increase in variable concession fee and new clients and increase in Cargo revenue due to increase in tariffs.

These increases were partially offset by a decrease of U.S.$0.7 million, or 48.1% in construction service revenue, mainly associated with the construction works we performed in 2024, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Brazil.”

Uruguay

Revenue from Uruguay was U.S.$192.2 million for the year ended December 31, 2025, a 3.5% or U.S.$6.5 million increase, compared to U.S.$185.7 million for the year ended December 31, 2024. This increase was mainly derived from (i) an increase of U.S.$8.5 million, or 12.7%, in commercial revenue mainly associated with (a) the increase in cargo as a result of the increase in cargo volumes and (b) duty free shops, VIP lounges, among others, derived from the increase in passenger traffic, (ii) an increase of U.S.$3.4 million, or 4.2%, in aeronautical revenue due to the increase in passenger traffic and the increase in tariffs that we are entitled to charge under the concessions. This increase in revenue was partially offset by a decrease in construction service revenue of U.S.$5.4 million, or 14.2%, mainly associated with the construction works we performed at the Uruguay New Airports in 2024, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Uruguay.”

Ecuador

Revenue from Ecuador was U.S.$114.4 million for the year ended December 31, 2025, a 3.8% or U.S.$4.2 million increase, as compared to U.S.$110.3 million for the year ended December 31, 2024. This increase was mainly due to: (i) an increase of U.S.$2.4 million in construction service revenue mainly associated with the construction works we performed on the runways of certain of our airports in Ecuador, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Ecuador,” and (ii) an increase of U.S.$1.9 million, or 6.7%, in commercial revenue mainly associated with duty free shops and retail derived from the new contract conditions, which increase the percentage of the concession fee.

Armenia

Revenue from Armenia was U.S.$296.3 million for the year ended December 31, 2025, a 17.2% or U.S.$43.5 million increase, as compared to U.S.$252.8 million for the year ended December 31, 2024. This increase in revenue was mainly derived from: (i) an increase of U.S.$28.4 million, or 18.9%, in commercial revenue mainly due to (a) the increase in the sale of fuel at our Armenian airports and (b) the increase in VIP lounges and duty free shops associated to the increase in passenger traffic, (ii) an increase of U.S.$10.6 million, or 11.7%, in aeronautical revenue mainly derived from the increase in passenger traffic and (iii) an increase of U.S.$4.5 million, or 38.2%, in construction service revenue mainly associated with certain capital expenditures in the year, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Armenia.”

Unallocated

Our unallocated revenue comprised a non-significant amount of commercial revenue for the years ended December 31, 2025 and 2024.

Cost of Services from Continuing Operations

Cost of services increased 2.8% to U.S.$1,272.4 million for the year ended December 31, 2025, compared to U.S.$1,237.3 million for the year ended December 31, 2024. This increase in cost of services of U.S.$35.0 million was derived from the U.S.$25.7 million in Italy, U.S.$24.7 million in Armenia, U.S.$5.0 million in Ecuador, U.S.$0.8 million in Uruguay, U.S.$0.1 million in Brazil. This increase was partially offset by the decrease in cost of services of U.S.$21.4 million in Argentina.

The sum of the cost of services reported for each of our segments¸ including the intra-segment adjustments related to reportable segments, equals the total amount of consolidated cost of services as per the statement of income.

Argentina

Cost of services from Argentina was U.S.$713.8 million for the year ended December 31, 2025, a 2.9% or U.S.$21.4 million decrease, as compared to U.S.$735.2 million for the year ended December 31, 2024. This decrease in cost of services was primarily due to the decrease in construction services costs, and salaries and social security contributions, in all cases associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29. This decrease was partially offset by the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in revenue.

Depreciation and amortization included in cost of services was U.S.$128.8 million for the year ended December 31, 2025, a 17.4% or U.S.$19.1 million increase, from U.S.$109.7 million for the year ended December 31, 2024, associated with the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.

Italy

Cost of services from Italy was U.S.$119.0 million for the year ended December 31, 2025, a 27.5% or U.S.$25.7 million increase, as compared to U.S.$93.3 million for the year ended December 31, 2024. This increase in cost of services was mainly due to: (i) the increase of construction services cost mainly associated with the construction works we performed at Pisa Terminal, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Italy;” (ii) the increase of other cost of services due to other construction related cost; and (iii) salaries and social security contributions due to the (a) increase in the number of employees related to the increase in airport operations, (b) the salary updates derived from the renewal of collective bargaining agreements applicable to the sector and (c) the appreciation of the Euro against de U.S. Dollar.

Depreciation and amortization included in cost of services was U.S.$8.2 million for the year ended December 31, 2025, a 9.7% or U.S.$0.7 million increase, from U.S.$7.5 million for the year ended December 31, 2024.

Brazil

Cost of services from Brazil was U.S.$71.9 million for the year ended December 31, 2025, a 0.2% or U.S.$0.1 million increase, as compared to U.S.$71.8 million for the year ended December 31, 2024. This increase in cost of services was mainly due to the increase in services and fees due to services outsourcing and fees adjustments partially offset by (i) the decrease in salaries and social security contribution derived from the group operating the Natal airport until February 18, 2024, date on which the operation was transferred to the new concessionaire following the Re-bidding of the Natal Airport, and (ii) the decrease in construction service costs, associated with the construction works we performed in 2024, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Brazil.”

Depreciation and amortization included in cost of services was U.S.$11.4 million for the year ended December 31, 2025, a 2.0% or U.S.$0.2 million decrease, from U.S.$11.2 million for the year ended December 31, 2024.

Uruguay

Cost of services from Uruguay was U.S.$107.7 million for the year ended December 31, 2025, a 0.8% or U.S.$0.8 million increase, as compared to U.S.$106.9 million for the year ended December 31, 2024. This increase in cost of services was mainly due to: (i) the increase in salaries and social contributions due to the increase in airport operations, the increase in the number of employees related to the Uruguay New Airports and the salary updates derived from the renewal of collective agreements applicable to the sector, (ii) the increase in maintenance expenses due to the increase in airport operations and the Uruguay New Airports, and (iii) the increase in concession fees that we were required to pay the concessionaire as a consequence of the increase in revenue. This increase in cost of services was partially offset by the decrease in construction services cost incurred in connection with the works performed at the Uruguay New Airports in 2024.

Depreciation and amortization included in cost of services was U.S.$9.2 million for the year ended December 31, 2025, an 8.1% or U.S.$0.7 million increase, from U.S.$8.5 million for the year ended December 31, 2024.

Ecuador

Cost of services from Ecuador was U.S.$68.9 million for the year ended December 31, 2025, a 7.9% or U.S.$5.0 million increase, as compared to U.S.$63.9 million for the year ended December 31, 2024. This increase in cost of services was mainly a consequence of (i) the increase in maintenance expenses derived from maintenance works that were not completed in 2024 and had to be postponed to 2025 and (ii) the increase in construction service cost mainly associated with the construction works we performed at runway, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Ecuador.”

Depreciation and amortization included in cost of services was U.S.$5.7 million for the year ended December 31, 2025, and remained stable compared to U.S.$5.7 million for the year ended December 31, 2024.

Armenia

Cost of services from Armenia was U.S.$179.4 million for the year ended December 31, 2025, a 16.0% or U.S.$24.7 million increase, as compared to U.S.$154.7 million for the year ended December 31, 2024. This increase in cost of services was mainly due to: (i) the increase in cost of fuel due to the increase in aircraft movements and (ii) the increase in construction service costs incurred in connection with certain capital expenditures in the year, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditure by Segment—Armenia.”

Depreciation and amortization included in cost of services was U.S.$22.5 million for the year ended December 31, 2025, a 7.0% or U.S.$1.5 million increase, from U.S.$21.0 million for the year ended December 31, 2024.

Unallocated

Our unallocated cost of services mainly contain the depreciation and amortization of U.S.$11.6 million for the year ended December 31, 2025, which remained stable, compared to U.S.$11.6 million for the year ended December 31, 2024.

Gross Profit from Continuing Operations

Based on the above, our gross profit increased by 13.8% or U.S.$83.7 million to a gain of U.S.$689.8 million for the year ended December 31, 2025, compared to a gain of U.S.$605.9 million for the year ended December 31, 2024.

Selling, General and Administrative Expenses from Continuing Operations

Selling, general and administrative expenses increased by 11.2% to U.S.$220.2 million for the year ended December 31, 2025 compared to U.S.$198.1 million for the year ended December 31, 2024. This increase of U.S.$22.1 million primarily derived from the increase of U.S.$14.0 million in Argentina, U.S.$4.0 million in Uruguay, U.S.$3.5 million in Armenia, and U.S.$1.0 million in Italy. This increase was partially offset by a decrease of U.S.$0.3 million in Brazil and U.S.$0.2 million in Ecuador.

The sum of the selling, general and administrative expenses reported for each of our segments (including the intra-segment adjustments related to reportable segments) equals the total amount of consolidated selling, general and administrative expenses as per the statement of income.

Argentina

Selling, general and administrative expenses from Argentina were U.S.$114.5 million for the year ended December 31, 2025, a 13.9% or U.S.$14.0 million increase, as compared to U.S.$100.5 million for the year ended December 31, 2024. This increase in selling, general and administrative expenses was primarily due to, (i) the increase in salaries and social contribution derived from the impact of the increase in airport operations and salary updates derived from the renewal of collective agreements applicable to the sector, (ii) the increase in bad debts, mostly derived from customers with delays in collections, and (iii) taxes due to the increase in revenue. This increase in selling, general and administrative expenses was partially offset by the impact of inflation and the devaluation of the Argentine peso against the U.S. dollar derived from the application of IAS 29.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$4.2 million for the year ended December 31, 2025, a 254.5% or U.S.$3.0 million increase from U.S.$1.2 million for the year ended December 31, 2024.

Italy

Selling, general and administrative expenses from Italy were U.S.$13.8 million for the year ended December 31, 2025, a 7.6% or U.S.$1.0 million increase as compared to U.S.$12.8 million for the year ended December 31, 2024. This increase was mainly associated to services and fees due to the increase in gas and electricity fees.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$3.2 million for the year ended December 31, 2025, a 3.1% or U.S.$0.1 million decrease from U.S.$3.1 million for the year ended December 31, 2024.

Brazil

Selling, general and administrative expenses from Brazil were U.S.$10.3 million for the year ended December 31, 2025, a 3.1% or U.S.$0.3 million decrease as compared to U.S.$10.7 million for the year ended December 31, 2024. This decrease was mainly associated to services and fees derived from a provision reversal of legal fees related to litigation regarding the concession fee owed in 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Proceedings—Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)—Administrative Proceedings.”

Our depreciation and amortization included in selling, general and administrative expenses for Brazil during the year ended December 31, 2025 remained stable when compared to the year ended December 31, 2024.

Uruguay

Selling, general and administrative expenses from Uruguay were U.S.$25.1 million for the year ended December 31, 2025, a 18.9% or U.S.$4.0 million increase as compared to U.S.$21.2 million for the year ended December 31, 2024. This increase was mainly due to the increase in other selling, general and administrative expenses associated to security services as a result of more traffic activity, and the increase in VIP lounge expenses and airlines commissions derived from the increase in passenger traffic.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.3 million for the year ended December 31, 2025, a 28.3% or U.S.$0.3 million increase from U.S.$1.0 million for the year ended December 31, 2024.

Ecuador

Selling, general and administrative expenses from Ecuador were U.S.$16.2 million for the year ended December 31, 2025, a 1.1% or U.S.$0.2 million decrease as compared to U.S.$16.4 million for the year ended December 31, 2024, which was mainly due to a decrease in taxes as a consequence of the decrease in payment of a mandatory contribution for the security of the country made in 2024.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$1.7 million for the year ended December 31, 2025, a 22.5% or U.S.$0.3 million increase from U.S.$1.4 million for the year ended December 31, 2024.

Armenia

Selling, general and administrative expenses from Armenia were U.S.$19.7 million for the year ended December 31, 2025, a 21.9% or U.S.$3.5 million increase as compared to U.S.$16.2 million for the year ended December 31, 2024. This increase was mainly due to (i) the increase in taxes mainly due to an increase in the rate of property tax, (ii) the increase in services and fees due to higher management expenses and (iii) the increase in salaries derived from the salary updates.

Depreciation and amortization included in selling, general and administrative expenses was U.S.$0.3 million for the year ended December 31, 2025, suffered non-significant variations compare from U.S.$0.3 million for the year ended December 31, 2024.

Unallocated

Unallocated selling, general and administrative expenses were U.S.$20.4 million for the year ended December 31, 2025, remained stable when compared to U.S.$20.3 million for the year ended December 31, 2024.

Our depreciation and amortization included in unallocated selling, general and administrative expenses during the year ended December 31, 2025 the year ended December 31, 2024.

Impairment reversal/(Loss) of non-financial assets from Continuing Operations

For the year ended December 31, 2025, we recorded an impairment of non-financial assets of U.S.$0.3 million.

No impairment was recorded for the year ended December 31, 2024.

Other Operating Income from Continuing Operations

Other operating income decreased by 31.5% or U.S.$14.6 million to U.S.$31.8 million for the year ended December 31, 2025, compared to U.S.$46.4 million for the year ended December 31, 2024. This decrease was mainly due to a decrease of U.S.$15.7 million in re-equilibrium requested under the Brazilian Concession Agreements in connection with the COVID-19 pandemic effects (see Note 8 to our Audited Consolidated Financial Statements). This variation was partially offset by an increase in the grants to AA2000 for U.S.$1.3 million for the development of airport infrastructure derived from the increase in revenues.

Other Operating Expenses from Continuing Operations

Other operating expenses increased by 83.1% or U.S.$5.8 million to U.S.$12.7 million for the year ended December 31, 2025, compared to U.S.$7.0 million for the year ended December 31, 2024. This increase was mainly due to the increase of U.S.$4.8 million in Argentina subsidiary AA2000 mainly due to disposal of intangible assets caused by damage to airport facilities.

Operating Income from Continuing Operations

As a result of the foregoing, our operating income increased by 9.2% or U.S.$41.0 million to a gain of U.S.$488.3 million for the year ended December 31, 2025, compared to a gain of U.S.$447.3 million for the year ended December 31, 2024.

Share of (Loss)/ Income in Associates from Continuing Operations

Our share of (loss)/income in associated companies increased by U.S.$32.1 million to a gain of U.S.$31.1 million for the year ended December 31, 2025, compared to a loss of U.S.$1.0 million for the year ended December 31, 2024, derived from the effect of the Kuntur Wasi award. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Peruvian Proceedings.”

Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services

We evaluate the performance of each of our segments based on Adjusted EBITDA, which is defined, with respect to each segment, as net income before financial income, financial loss, income tax expense, and depreciation and amortization for such segment. “Adjusted Segment EBITDA excluding Construction Services” only differs with the Adjusted Segment EBITDA measure by excluding the Construction Services margin (construction services revenue and construction services cost). See “Presentation of Financial Information—Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services” and “Operating and Financial Review and Prospects—Operating Results—Adjusted EBITDA Reconciliation to Income for the year from Continuing Operations.”

Therefore, each segment’s Adjusted Segment EBITDA measure equals the segment’s operating income plus the segment’s share of losses in associates plus the segment’s depreciation and amortization included in each segment’s cost of services and selling, general and administrative expenses, as further discussed in the respective sections above.

The sum of each segment’s Adjusted Segment EBITDA and Adjusted Segment EBITDA excluding Construction Services equals the total reportable segment Adjusted EBITDA and Adjusted EBITDA excluding Construction Services. See “Presentation of Financial Information—Non-IFRS Information—Adjusted EBITDA and Adjusted EBITDA excluding Construction Services.”

	For the Year Ended December 31,
	2025				2024
		% of Total	Change			% of Total
		reportable	against			reportable
		segment	prior year	% Change		segment
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	388.8	54.9%	53.5	16.0%	335.3	52.3%
Italy	49.3	7.0%	5.0	11.4%	44.3	6.9%
Brazil	51.0	7.2%	(10.5)	(17.1)%	61.5	9.6%
Uruguay	66.2	9.4%	2.2	3.5%	64.0	10.0%
Armenia	119.1	16.8%	16.4	16.0%	102.7	16.0%
Ecuador	33.3	4.7%	(0.4)	(1.2)%	33.7	5.3%
Total reportable segment Adjusted EBITDA	707.7	100.0%	66.3	10.3%	641.4	100.0%

	For the Year Ended December 31,
	2025				2024
		% of Total	Change			% of Total
		reportable	against			reportable
		segment	prior year	% Change		segment
	(in millions	Adjusted	(in millions	Against	(in millions	Adjusted
	of U.S.$)	EBITDA	of U.S.$)	prior year	of U.S.$)	EBITDA
Argentina	388.5	55.9%	53.5	16.0%	335.0	52.8%
Italy	37.8	5.4%	(0.6)	(1.5)%	38.3	6.0%
Brazil	51.0	7.3%	(10.5)	(17.1)%	61.5	9.7%
Uruguay	66.2	9.5%	2.2	3.5%	64.0	10.1%
Armenia	118.6	17.1%	16.3	15.9%	102.3	16.1%
Ecuador	33.3	4.8%	(0.4)	(1.2)%	33.7	5.3%
Total reportable segment Adjusted EBITDA excluding construction services	695.4	100.0%	60.5	9.5%	634.9	100.0%

Income before Financial Results and Income Tax from Continuing Operations

Our income before financial results and income tax decreased by 16.4% or U.S.$73.1 million, to an income of U.S.$519.4 million for the year ended December 31, 2025, compared to an income of U.S.$446.3 million for the year ended December 31, 2024.

Financial Income from Continuing Operations

Our financial income decreased by 4.3% to U.S.$68.3 million for the year ended December 31, 2025, compared to financial income of U.S.$71.4 million for the year ended December 31, 2024. This decrease of U.S.$3.1 million in financial income was primarily due to the decrease in interest income mainly derived from the decrease in interest rates from the financial investments in our subsidiaries in Argentina, partially offset by an increase in interest income in unallocated mainly derived from the increase in financial investments. This variation was partially offset by higher foreign exchange income mainly in our subsidiaries in Argentina due to higher devaluation of the Argentine peso, compared to the U.S. dollar, than inflation in 2025 compared with lower devaluation of the Argentine peso, compared to the U.S. dollar, than inflation in 2024.

Financial Loss from Continuing Operations

Our financial loss was a loss of U.S.$244.0 million for the year ended December 31, 2025, compared to a gain of U.S.$110.3 million for the year ended December 31, 2024. This increase of U.S.$354.3 million in financial loss was primarily due to the increase in foreign exchange expenses mainly in our Argentina subsidiaries, due to higher devaluation of the Argentine peso against the U.S. dollar compared to inflation in 2025, compared to a lower devaluation of the Argentine peso, compared to the U.S. dollar compared to inflation in 2024. This was partially offset by the decrease in interest expenses mainly in AA2000 due to a decrease in outstanding debt.

Inflation adjustment from Continuing Operations

Our inflation adjustment was a loss of U.S.$11.1 million for the year ended December 31, 2025, a 47.9% or U.S.$10.2 million decrease, compared to inflation adjustment loss of U.S.$21.3 million for the year ended December 31, 2024, due to the application of IAS 29 and the translation mechanism in our Argentine subsidiaries.

Income before Income Tax from Continuing Operations

As a result of the foregoing, our income before income tax decreased by 45.2%, or U.S.$274.1 million, to U.S.$332.7 million for the year ended December 31, 2025, compared to an income of U.S.$606.7 million for the year ended December 31, 2024.

Income Tax from Continuing Operations

Income tax loss was U.S.$75.0 million for the year ended December 31, 2025, a 74.9% or U.S.$223.9 million, decrease compared to income tax loss of U.S.$298.8 million recorded for the year ended December 31, 2024. This U.S.$223.9 million decrease in income tax expense was primarily due to the decrease in loss in deferred income tax due to (i) the higher consumption of tax losses carried forward in 2024 mainly due to a higher tax inflation adjustment, and (ii) a write-off of deferred tax assets made in our Brazilian subsidiary, ICAB, as a consequence of uncertainties in the recoverability of the assets in 2024; and an increase in gain in deferred income tax in Uruguay due to temporary differences in fixed assets.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations decreased by 16.3% to U.S.$257.7 million for the year ended December 31, 2025, compared to the income from continuing operations of U.S.$307.9 million for the year ended December 31, 2024.

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

A comparison of the years ended December 31, 2024 and 2023 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025.

Capital Expenditures by Segment

Argentina

Under the terms of our AA2000 Concession Agreement, AA2000 is required to make capital expenditures in accordance with an investment plan. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Argentina—The AA2000 Concession Agreement—Investment Plan.”

In 2025, we spent U.S.$123.7 million on capital expenditures in Argentina, primarily for (i) runway rehabilitation at Río Cuarto Airport; (ii) expansion and remodeling of the passenger terminal at Formosa Airport; (iii) comprehensive renovation of the passenger terminal at Tucuman Airport; (iv) expansion of the PSA inspection checkpoint in the domestic flights area at Aeroparque Airport; and (v) new international passenger terminal at San Juan Airport.

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

In 2025, TA spent U.S.$31.0 million on intangible assets and U.S.$3.1 million in property, plant and equipment, investments (“PPE”), respectively. Intangible works focused primarily on works for the expansion of Pisa terminal, terminal fireproof adaptation in Pisa, the design of new Florence terminal, the update of the master plan and the environmental impact assessment of Florence and software. PPE investments focused primarily on passengers with reduced mobility (PRM) equipment and Ground Power Units for aircraft equipment.

In 2024, TA spent U.S.$16.6 million on intangible assets and U.S.$2.6 million in property, plant and equipment, investments, respectively. Expenses with intangible assets focused primarily on works for the expansion of Pisa terminal, new refrigeration system in Pisa, the design of new Florence terminal, apron reconfiguration in Florence, the update of the master plan and the environmental impact assessment of Florence and terminal fireproofing adaptation in Florence. PPE investments focused primarily on the purchase of motor vehicles, passengers with reduced mobility (PRM) equipment, equipment for removal of damaged aircraft and hardware.

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

In partnership with the Italian aviation authority, we have developed an investment plan for Florence Airport to invest approximately €480 million in capital expenditures and extraordinary maintenance repairs (between 2025 and 2030) of which €440 million related to the master plan. Currently, this airport cannot service long-haul flights given the short length of its runway. Additionally, since the runway was built in the direction of the prevailing wind, and there are orographic obstacles along the same direction, Florence Airport has a relatively high number of flight cancellations due to adverse weather conditions. Plans are underway to build a new runway and expand the existing passenger terminal. During the next five years, we expect that our subsidiary TA will incur these capital expenditures, subject to final approval of the Florence master plan. We expect that €150 million to be invested in connection with the new runway and terminal works to be assumed by the national institutions.

CAAP and the Italian Government are currently in discussions to develop a €576 million infrastructure plan for both the Florence and Pisa Airports during the period 2025-2030. Subject to further discussions and approvals as per the Italian regulatory framework, it is expected that this plan would include, for the same period:

Florence Airport:

●	Amount: €440 million, of which approximately €290 million is expected to be financed with free cash flow and new borrowing by TA, and the remaining to be financed with sovereign grants.
●	Timing of execution: expected to be between 2025 and 2030.
●	The plan is expected to include the expansion and renovation of the existing terminal (approximately 45,000 square meters in 2030, compared to the actual surface of approximately 19,420 square meters), and a new runway of approximately 2,200 meters.

Pisa Airport:

●	Amount: €136 million, which is expected to be entirely financed with free cash flow and new borrowing by TA.
●	Timing of execution: between 2025 and 2030.
●	The plan is expected to include the expansion of the existing terminal by approximately 7,500 square meters and the renovation of about 12,000 square meters of existing terminal areas (existing terminal area is approximately 32,115 square meters), as well as the reconfiguration/expansion of the existing aircraft parking area.

Brazil

Under the terms of our Brasilia Concession Agreement, ICAB is required to present a master development program for approval by the Brazilian ANAC every five years. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Brazil—Brasilia Concession Agreement—Master Development Program.”

In 2025, we spent U.S.$2.8 million on capital expenditures at the Brasilia Airport, primarily for improvements to access roads to enhance traffic flow in line with the master plan, acquisition of new servers, upgrades to the north pier boarding bridges, expansion of the international mezzanine, and construction of the premium parking facility.

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

During the next five years, ICAB expects to incur additional mandatory investments in the amount of U.S.$3.0 million with respect to the Brasilia Airport. With respect to optional expenditures, ICAB may incur optional capital expenditures in relation to the development of the commercial area at the Brasilia Airport. In connection with the development of this new commercial area at the Brasilia Airport, we are moving forward with the adjusted, lower-capital intensive model, that we believe will encompass a mix of commercial offerings funded and operated by third parties. We expect to receive a percentage of the net operating income derived from the operation of this area.

Uruguay

Under the terms of the Carrasco Concession Agreement, the relevant concessionaire is required to present a revised master development program for approval by the Ministry of National Defense every five years. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Uruguay—Amendment to the Carrasco Concession Agreement—Master Plan.”

In 2025, we spent U.S.$38.8 million on capital expenditures, primarily for new Instrument Landing System (ILS) category IIIb, and TUMO Center.

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

In 2023, we spent U.S.$34.5 million on capital expenditures primarily for the National System of International Airports (SINAI), of which U.S.$11.1 million for the Rivera Airport, U.S.$11 million for the Salto Airport, U.S.$1.7 million for the Carmelo Airport, U.S.$0.8 million for the Melo Airport, U.S.$0.8 million for the Paysandú Airport, U.S.$3.1 million for the Durazno Airport, and U.S.$2.6 million for advanced payments. In 2023, we spent U.S.$2.1 million on capital expenditures at the Punta del Este Airport, primarily for the acquisition of equipment for walkway and check in points and improvement in passenger’s terminal.

During the next five years, Puerta del Sur expects to incur additional capital expenditures in the amount of U.S.$56.8 million, as required by contract and U.S.$10.0 million as optional expenditures. Likewise, between 2026 and 2031, and upon execution of the amendment to the Punta del Este Airport Concession Agreement in order to extend the concession term, CAISA expects to incur additional capital expenditures in the amount of U.S.$3.5 million in the Punta del Este Airport, all required by contract. We do not intend to incur any optional expenditures.

Ecuador

Under the terms of each of our Guayaquil and Galapagos Concession Agreements, the concessionaire is not required to present a master development program. See in “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Ecuador” the “The Guayaquil Concession Agreement—Master Plan” and “The Galapagos Concession Agreement—Master Plan.”

Guayaquil Airport

In 2025, we spent U.S.$5.2 million on capital expenditures at the Guayaquil Airport primarily for runway maintenance, ambulances, security and CCTV equipment. In 2024, we spent U.S.$4.2 million on capital expenditures at the Guayaquil Airport primarily on aeronautical fire fighting vehicles. In 2023, we spent U.S.$3.3 million on capital expenditures at the Guayaquil Airport, primarily for works related to Addendum Nos. 7 to 10 (works on platforms and the general aviation terminal expansion) of U.S.$2.0 million and the update of body scan and the closed-circuit television equipment.

During the next five years, TAGSA expects to incur additional capital expenditures in the amount of U.S.$5.9 million in the Guayaquil Airport, of which U.S.$2.3 million are expenditures required by contract and U.S.$3.6 million are optional expenditures.

Galapagos Airport

In 2025, we spent U.S.$0.5 million on capital expenditures at the Galapagos Airport, primarily for the renovation of fire protection systems, replacement of VIP lounge service vehicles, checkpoint and departure security expansion. In 2024, we spent U.S.$0.6 million on capital expenditures at the Galapagos Airport, primarily for remodeling the terminal in the arrivals hall and the purchase of machinery. In 2023, we spent U.S.$0.4 million on capital expenditures at the Galapagos Airport, primarily for maintenance of runway and acquisition of safety and fire equipment.

During the next five years, ECOGAL expects to incur additional capital expenditures in the amount of U.S.$12 million in the Galapagos Airport, all of which are expenditures required by contract. The results of the negotiations between ECOGAL and DGAC resulted in an agreement that outlines the terms under which the addendum should be executed, which is subject to a sustainability and fiscal risk report and approval by the Ministry of Economy and Finance of Ecuador. In December 2025, the Ministry of Economy and Finance issued a favorable report on fiscal risks and authorized DGAC to enter into Addendum No. 4.

Armenia

Under the terms of our Armenian Concession Agreement, AIA is required to present a master development plan for approval by the director of the General Department of Civil Aviation (“GDCA”) every five years. See “Item 4. Information On The Company—B. Business Overview—Regulatory and Concessions Framework—Armenia—The Armenian Concession Agreement—Master Plan.”

In 2025, we spent U.S.$21.1 million at the Zvartnots Airport and U.S.$0.9 million at the Shirak Airport on capital expenditures, primarily for Runway renovation work, taxiway reconstruction, business lounge/new terminal expansion, upgrade of network management tools by Cisco catalyst and server room, acquisition of other property and equipment at Zvartnots Airport, and renovation work at Shirak Airport. In 2024, we spent U.S.$15.5 million at the Zvartnots Airport and U.S.$2.0 million at the Shirak Airport on capital expenditures, primarily for runway renovation works, Taxiway A reconstruction, check-in project, upgrade of baggage handling systems, acquisition of other property and equipment at Zvartnots Airport, and renovation work at Shirak Airport. In 2023, we spent U.S.$6.5 million at the Zvartnots Airport and U.S.$0.6 million at the Shirak Airport on capital expenditures, primarily for the new security system installation, new parking and old parking reconstructions, acquisition of property and equipment at Zvartnots Airport, new hall constructions, and renovation work at Shirak Airport.

On January 26, 2026, AIA submitted to Government of the Republic of Armenia a new master plan including a capital investment program of U.S.$425 million to be executed by 2033, covering infrastructure development, operational enhancements, and long-term capacity at Zvartnots International Airport. The master plan shall be updated every five years thereafter.

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

Recent Accounting Pronouncements

We summarize the recent accounting pronouncements in Note 2 to our Audited Consolidated Financial Statements.

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

The financial condition and liquidity of our operating subsidiaries have been, and we expect will continue to be, influenced by a variety of factors, including:

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

Our Brazilian Segment

In connection with the BNDES Refinancing (see “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB”), the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, the Majority Shareholder has agreed to maintain a minimum credit rating (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating), of at least B-/B3, being in compliance as of December 31, 2025.

Additionally, as of December 31, 2021, ICAB did not pay in full the 2021 fixed concession fee and, therefore, was not in compliance with certain covenant under the BNDES Refinancing. For further information on the repayment and related litigation, see “—Liquidity and Capital Resources—Indebtedness—Brazil—ICAB” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Brazilian Proceedings—Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)—Administrative Proceedings.”

Impact of conflict between Russia and Ukraine

The ongoing war between Russia and Ukraine is disrupting international travel from and to Russia and Ukraine. This conflict has, and may continue to, disrupt supply chains, cause instability in the global economy and disrupt international travel from and to Russia affecting the countries generally served by the Company, mainly Armenia. Moreover, there has been an increase in the costs of raw materials and expenses for utilities, which is caused mainly by the conflict.

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

In order for operating subsidiaries to pay dividends, they must have positive retained earnings and net income, and enough cash on their balance sheet to make the relevant dividend payments. Subsidiaries must also satisfy requirements under local law to set aside a portion of their net income each year to legal reserves. Additionally, there will be a tax effect because dividends from certain subsidiaries are subject to taxes, as described below.

In accordance with Argentine, Italian and Uruguayan company law, our operating subsidiaries incorporated in Argentina, in Italy or in Uruguay, as the case may be, must set aside at least 5% of their net income (determined on the basis of their statutory accounts) in each year to legal reserves, until such reserves equal 20% of their respected issued share capital. As of December 31, 2025, required legal reserves at our Argentine operating subsidiaries amounted to an aggregate of U.S.$25.0 million had been reserved as of such date. As of December 31, 2025, required legal reserves at our Italian subsidiaries amounted to an aggregate of U.S.$7.1 million, which has been fully set aside as of such date. As of December 31, 2025, required legal reserves at our Uruguayan subsidiaries amounted to an aggregate of U.S.$12.6 million, which has been fully set aside as of such date.

Argentine Law No. 27,630, published on June 16, 2021, amended the Argentinian income tax law with the introduction of new progressive corporate income tax rates. In 2023, the bracket thresholds were adjusted for inflation based on the consumer price index. Starting January 1, 2026, the progressive rates are as follows: 25% (up to AR$133,514,185.74); 30% (over said amount and up to AR$1,335,141,857.38); and 35% (for net taxable income of AR$1,335,141,857.38 and over).

A 7% withholding tax rate is applicable to dividends. This withholding rate applies to distributions made to shareholders qualifying as resident individuals or nonresidents. Therefore, in general, distributions to our Luxembourg parent companies from our Argentine subsidiaries will be subject to Argentine withholding tax.

With the combination of the corporate rate and dividend withholding rate on after-tax profit, for fiscal years starting in 2021, the combined tax rate would be between 30.25% and 39.55%, depending on the applicable progressive rate.

In accordance with Brazilian law, each of our subsidiaries incorporated in Brazil must allocate 5% of its net profit to form a legal reserve, which may not exceed 20% of its share capital. Also note that on November 27, 2025, Brazil published Law No. 15,270, enacting several tax measures, including the reintroduction of a 10% withholding income tax on dividends paid to non-resident investors (individuals and legal entities), effective since January 1, 2026. Our Brazilian subsidiaries may refrain from allocating resources to the legal reserve during any fiscal year in which the balance of such reserve exceeds 30% of its capital. As of December 31, 2025, we have not formed a legal reserve in our Brazilian subsidiaries due to the lack of net profit in the applicable fiscal years.

According to the legal requirements of Armenia and AIA’s charter, AIA is required to create a minimum non-distributable reserve from its retained earnings of an amount equal to 15% of its share capital for the purposes of covering future losses. As of December 31, 2025, required minimum non-distributable reserves for AIA amounted to an aggregate of U.S.$8.1 million, which has been fully set aside as of such date.

In accordance with Ecuadorian law, TAGSA must set aside at least 10% of its net income for each year to a legal reserve, until such reserve equals 50% of its issued share capital. As of December 31, 2025, required legal reserves for TAGSA amounted to an aggregate of U.S.$9.0 million, all of which has been set aside as of such date.

We believe these restrictions on the distributions of dividends do not materially impact our ability to meet our cash obligations at a holding company level.

Contractual Restrictions

The ability of our operating subsidiaries to pay dividends is also subject to certain contractual debt covenant restrictions. See “—Indebtedness.”

Argentina Foreign Exchange Regulations

Although the current administration has announced and implemented several measures to promote foreign investments and deregulate the economy, the foreign exchange restrictions applicable to inflow and outflow of funds into and from Argentina, reinstated since September 2019, are expected to remain in force until the level of reserves of the BCRA is stabilized.

Similarly, access to the foreign exchange market (“MLC,” for its Spanish acronym) outflow of funds regarding certain concepts are subject to certain restrictions or BCRA prior clearance.

Below is a summary of the main foreign exchange restrictions currently contemplated by the foreign exchange regulations (Communiqué “A” 8307, as amended and supplemented from time to time, the “Foreign Exchange Regulations”) regarding payment of dividends, financial debts and imports.

General Requirements to Access to the Foreign Exchange Market

As a general rule, and in addition to any rules regarding the specific purpose for access the MLC, certain general requirements must be met by a local company (such as AA2000) for the purchase of foreign currency or its transfer abroad (i.e., payments of imports and other purchases of goods abroad, payment of services rendered by non-residents, remittances of profits and dividends, payment of principal and interest on foreign indebtedness, payments of interest on debts for the import of goods and services, among others) without need of the BCRA’s prior clearance.

Among others, the main requirements include the following (the “General Requirements”):

(i)	only when the client is not a resident individual, not having performed, on the day in which the access to the MLC is required and in the previous 90 calendar days and the commitment not to perform within the subsequent 90 calendar days (the “Blocking Period”), the following transactions (the “Dollarization Transactions”):
●	sales of foreign-currency denominated securities in Argentina with settlement in foreign currency;
●	exchange of securities issued by a resident for foreign assets;
●	transfers of securities to depositories located abroad;
●	purchase of securities issued by non-residents with domestic settlement in Pesos;
●	purchase of Argentine deposit certificates representing foreign shares (CEDEARs);
●	purchase of securities representing private debt issued in a foreign jurisdiction; and/or
●	delivery of funds in Pesos or other Argentine assets (other than funds in foreign currency deposited in an Argentine bank account) to any individual or entity, resident or non-resident, affiliated or not, receiving as a previous or subsequent consideration, directly or indirectly, by itself or through an affiliated, controlled or controlling entity, foreign assets, crypto assets or securities deposited in a foreign jurisdiction.

(ii)	at the time of access to the MLC, all the foreign currency in Argentina must be on deposit at Argentine financial entities and at the beginning of the day on which it requests access to the MLC the payor must have no “liquid external assets” and/or CEDEARs exceeding U.S.$100,000, except to the extent simultaneously applied to make payments allowed under the Foreign Exchange Regulations and unless such “liquid external assets” originate from certain transactions specified in the Foreign Exchange Regulations. In the event that the client holds foreign liquid assets and/or CEDEARs in an amount greater than that, the financial institution may also accept an affidavit from the client confirming that such amount has not been exceeded, considering certain events detailed in the Foreign Exchange Regulations;
(iii)	commit to repatriate into Argentina and exchange into Argentine pesos through the MLC, within five business days from collection, any funds received under loans granted to third parties, time deposits or for the disposition of assets to the extent that the loans were granted, the deposits constituted, or the assets acquired after May 28, 2020; and
(iv)	in the event that the customer requesting access to the MLC is a legal entity, submitting a sworn statement indicating:
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

The Foreign Exchange Regulations state that transfers to foreign depositary entities of securities made in connection with a repurchase of debt securities by Argentine residents should not be considered in the affidavits prepared to comply with of the Foreign Exchange Regulations.

Transfer of Funds Abroad for Payment of Dividends

According to section 3.4.4.1 of the Foreign Exchange Regulations, payment of dividends to non-resident shareholders corresponding to distributable profits arising from audited annual financial statements for years beginning on or after January 1, 2025 is allowed to the extent the General Requirements are complied with and the following conditions are met:

(i)	the dividends distribution shall arise from audited and approved financial statements;
(ii)	the aggregate amount to be paid under this concept shall not exceed the amount in Pesos due to the relevant shareholder according to the dividend distribution decided in the shareholders’ meeting; and

(iii)	the company must have disclosed such capital contributions in the last filing due under the external assets and liabilities survey.

Payment of dividends through the MLC corresponding to distributable profits arising from fiscal years prior to January 1, 2025 is subject to compliance with the General Requirements and the following conditions, in addition to the requisites detailed in (i) through (iii) above.

(i)	the company registers direct capital contributions which were exchanged into Pesos through the MLC since January 17, 2020;
(ii)	the aggregate amount of the transfers effected for this purpose through the MLC as of January 17, 2020, including the payment requested, shall not exceed a 30% of the value of the new capital contributions in the local company which were repatriated and exchanged into Pesos through the MLC as of the referred date;
(iii)	the acquisition of foreign currency must be effected after a minimum time period of 30 calendar days as of the exchange into Pesos of the last relevant contribution for the purpose of the computation of the value mentioned in item (ii) above; and
(iv)	the company must submit to the relevant foreign exchange trader: (a) the document that certify that the contributions were definitively converted into capital; or (b) a certificate of the request of registration of the capital increase made before the competent Public Registry of Commerce, provided that the documents that certify the definitive conversion of the contributions into capital are submitted within 365 calendar days as of said request of registration; and

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

Transfer of Funds Abroad for Payment of Debt

The Foreign Exchange Regulations establish the obligation of repatriation and exchange into Argentine pesos through the MLC of external debts disbursed as of September 1, 2019 as a condition for subsequent access to the MLC, (unless certain exceptions are met, such as the case of exchanges, capitalization of interest, or origination and issuance expenses) in order to cancel principal and interest services of said indebtedness.

Additionally, as further conditions for such access to the MLC, the transaction must have been declared in the external assets and liabilities survey.

In the case of a capital payment of debt securities issued starting on November 8, 2024, made through a transfer abroad, access to the foreign exchange market shall, in addition, only be permitted once at least the following periods have elapsed from the issuance date:

(i)	12 months, if the security was issued between November 8, 2024 and April 20, 2025;
(ii)	6 months, if the security was issued between April 21, 2025 and May 15, 2025; and
(iii)	18 months, if the security was issued on or after May 16, 2025.

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

In the same line, Section 3.5.1.6 of the Foreign Exchange Regulations eased the requirements for the prepayment of principal and interest on debt securities in the context of refinancing, repurchase and/or redemption.

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

For this purpose, Section 3.5.1.6 of the Foreign Exchange Regulations establishes that the requirement of deposit and settlement shall be deemed to have been met for the portion of new debt securities that are delivered as ‘premium’ in the context of an exchange, repurchase and/or early redemption transaction, to the extent that: (i) its nominal value does not exceed 5% of the principal value of the debt being exchanged or repurchased, and (ii) the new debt securities provide for at least 1 (one) year grace period for the payment of principal and extend the average life of the remaining principal of the swapped or repurchased debt by at least 2 (two) years. At the same time, the quota of U.S.$100,000 of available liquid external assets (see “― General Requirements”) is exempted for funds deposited in bank accounts that have been originated during the 60 days prior to the subscription abroad of a new debt security and that will be destined to carry out a refinancing, repurchase and/or early redemption operation of debt securities abroad.

Limitations for the repayment of foreign-currency-denominated financial debt – Refinancing Plan

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

Notwithstanding the foregoing, Section 3.5.6.2 of the Foreign Exchange Regulations allows access to the MLC for the payment of principal of financial debts with related counterparties abroad to the extent the relevant debt has an average life of no less than 180 days, and the proceeds disbursed thereunder were repatriated and exchanged into Pesos through the MLC as of April 21, 2025.

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

In addition, the Foreign Exchange Regulations establishes that the settlement of blue-chip swap transactions must be made through transfers to and from bank accounts of the relevant customer held in foreign financial institutions (with some exceptions, such as payment of stock of commercial debt with BOPREAL see “—Payment of imports of goods and services-BCRA Notes”).

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

Regarding (iii), the CNV, through General Resolution No. 1068, expanded the exceptions to said daily limit for transfers of securities abroad regarding those (a) issued with maturity dates—whether total or partial—not less than two (2) years from the date of issuance; and/or (b) issued by the National Treasury with maturity dates—whether total or partial—not less than one hundred eighty (180) days from the date of issuance, provided they have been acquired in a placement or primary auction up to the total nominal value subscribed.

Payment of imports of goods and services

Elimination of the “SIRA” and “SIRASE” declarations as a requirement for access to the MLC. Creation of “SEDI”

In December 2023, the BCRA eliminated the requirement to obtain prior approval of “SIRA” and “SIRASE” declarations as a condition to access the Argentine foreign exchange market (MLC) for the payment of imports of goods and services.

In replacement, a new system known as “SEDI” (Sistema Estadístico de Importaciones) was introduced in December 2023, requiring a declaration solely for customs clearance of imported goods, without prior validation of the importer’s financial or economic capacity.

On February 25, 2025, the SEDI regime was fully repealed. As from February 26, 2025, imports of goods may be registered and customs-cleared without the need to file any prior import declaration system, simplifying access to the MLC for import payments.

Access to the MLC for payment of imports of goods and services:

Regime applicable to the payment of imports of goods and services as from December 13, 2023 and until April 13, 2025

The Foreign Exchange Regulations contemplate a differential treatment for imports of goods and services taking place on or after December 13, 2023, and until April 13, 2025 with respect to the regime applicable to the payment of commercial debt outstanding as of December 12, 2023 (the “Outstanding Debt”).

The payment of the Outstanding Debt through the MLC is subject to the BCRA’s prior approval, except in the following cases: (i) when it corresponds to transactions financed or guaranteed by local or foreign financial entities or by international organizations or official credit agencies; or (ii) payments made within the framework of incentive schemes for exporters (which, as of the date of this annual report, AA2000 is not a beneficiary). Additionally, the BCRA implemented an alternative payment mechanism through the subscription of notes issued by the BCRA, the main characteristics of which are detailed “—BCRA Notes” below.

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

Regime applicable to the payment of imports of goods as from April 14, 2025

According to the Foreign Exchange Regulations, payment of all types of goods either to affiliates or non-related parties through the MLC is allowed from their customs-clearance (“registro de ingreso aduanero”), to the extent the customs-clearance took place from April 14, 2025 (including to affiliates). Freight and insurance that are part of the purchase conditions can be paid in the same condition as the payment of the goods.

Advance payment of imports of goods require the BCRA’s prior clearance, unless the exceptions detailed in Section 3.2.1 hereof are met. In addition, payment at sight (“pagos a la vista”) and payments from the customs-clearance of the goods can be made through swap (“canje”) or arbitration with foreign currency deposited in a domestic bank account.

In addition, regarding capital goods, the Foreign Exchange Regulations allows advance payments through the MLC of up to 30% of the price of capital goods that have been customs-cleared from April 14, 2025, or up to 80% when also considering at-sight and deferred payments.

Advance payment of capital goods is also allowed through swap (“canje”) or arbitration with foreign currency deposited in a domestic bank account.

Regime applicable to the payment of imports of services rendered as from April 14, 2025

Payments through the MLC of services provided by non-affiliates as from April 14, 2025, is allowed as from the date the service is rendered or accrued. In the case of services provided by affiliates as from April 14, 2025, payments through the MLC are allowed as from 90 calendar days from the provision of the respective service. However, payments through the MLC are allowed as from the date the service is rendered or accrued if the services provided by affiliates consist on (i) freight charges for imports and exports of goods; (ii) personal, cultural and recreational services; (iii) transactions associated with card purchases or account debits; and (iv) health services, among others.

Advance payment of imports of services require the BCRA’s prior clearance, except for certain exceptions similar to those discussed in Section 3 hereof, which shall be applicable mutatis mutandis to the payment of services abroad. In addition, advance payment of imports of services can be made through swap (“canje”) or arbitration with foreign currency deposited in a domestic bank account, to the extent the services were rendered by non-related counterparties.

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

Later, on April 2025, the BCRA issued Communiqués “A” 8233 and “A” 8234, by virtue of which the issuing of BOPREAL Series 4 was announced (“Series 4”). Series 4 was subscribed in pesos at the reference exchange rate of Communiqué “A” 3500 by legal entities that, as of the date of subscription, registered debts for: (i) commercial debt for imports of goods and services pending payment as of December 12, 2023, (ii) interest on commercial debts with related counterparties accrued until July 4, 2024, (iii) compensatory interest on financial debts with related counterparties accrued until December 31, 2024, (iv) profits and dividends pending payment to non-resident shareholders until December 31, 2024, and (v) overdue capital on financial debts with related counterparties. In addition, in accordance with the provisions of Decree No. 384/2025, Series 4 may be delivered in payment for the cancellation of certain tax and customs obligations, with the following exceptions: (i) contributions to the Social Security Regime; (ii) contributions to the Social Work Regime; (iii) the premiums corresponding to the mandatory life insurance; (iv) premiums for Occupational Risk Insurers (“ART”); (v) the tax on credits and debits; and (vi) the obligations arising from the substitute or joint liability for debts of third parties or from their performance as withholding and collection agents.

While terms and conditions of the BOPREAL Series 1, 2 and 3 offered by the BCRA were detailed in Communiqué “B” 12695, those corresponding to Series 4 were detailed in Communiqué “B” 12999. The notes could be subscribed in Argentine pesos at the reference exchange rate published by the BCRA according to Communiqué “A” 3500 of the day before the subscription date. Importers must subscribe BOPREAL through financial entities.

As of the date of this annual report, the BCRA issued four series of BOPREAL:

(i)	On January 31, 2024, the allocation of BOPREAL Series 1 was completed, reaching the maximum available amount for this series of U.S.$5 billion. AA2000 had subscribed an aggregate amount of U.S.$1,083,470 of BOPREAL Series 1;
(ii)	On February 22, 2024, for the allocation of BOPREAL Series 2 was also completed, reaching the maximum amount offered under this series of U.S.$2.0 billion;

(iii)	On May 23, 2024, the allocation of BOPREAL Series 3 was completed, reaching the maximum amount offered under this series of U.S.$3 billion AA2000 had subscribed, on primary offering, and aggregate amount of U.S.$1,083,470 of BOPREAL Series 1; and
(iv)	On July 16, 2025, the allocation of BOPREAL Series 4 was completed, reaching an amount of U.S.$845,000,000 of BOPREAL Series 4.

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

We have entered into certain agreements granting registration rights to the Majority Shareholder and piggy-back registration rights to ICD. Pursuant to such registration rights and indemnification agreement, we agree to indemnify the Majority Shareholder for the pro rata portion of any losses, claims, damages, liabilities, joint or several, and expenses arising out of or based upon certain letters of guarantee provided by BNDES and Banco Citibank to ICAB, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Pursuant to the transaction agreement with ICD, we have agreed to provide ICD with piggy-back registration rights for up to 18 months following the closing date of the transaction (May 28, 2025), subject to certain limitations and conditions. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Other Transactions with Related Parties—Registration Rights and Indemnification Agreements.”

Cash Flows

Years ended December 31, 2025 and 2024

Operating Activities

The net cash provided by operating activities was U.S.$465.2 million for the year ended December 31, 2025, a 14.8% or U.S.$59.9 million increase in net cash provided by operating activities as compared to U.S.$405.3 million in net cash provided by operating activities for the year ended December 31, 2024, mainly as a result of (i) the increase of U.S.$88.9 million in cash provided by operating activities derived from the increase in our airports activity, (ii) the decrease in concession fee payment of U.S.$44.2 million derived from the suspension of the fixed concession fee payment in 2025, as a result of the contractual renegotiation process regarding the Brasilia Airport (see “Item 4. Information On The Company—B. Business Overview—Our Airports by Country in Which We Operate—Brazil—Brazilian Concession Agreements Key Terms”), (iii) the decrease of U.S.$9.4 million in capital expenditures mainly in Argentina, partially offset by the increase in AIA and TA, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures by Segment,” and (iv) the decrease of U.S.$8.0 million in income tax paid mainly in Corporación Aeroportuaria S.A. This increase was partially offset by the collection due to concession compensation of U.S.$90.6 million arising from the indemnification payment of Natal Airport in 2024.

Investing Activities

The net cash used in investing activities was U.S.$71.9 million for the year ended December 31, 2025, a 121.3% or U.S.$39.4 million variation as compared to U.S.$32.5 million used in investing activities for the year ended December 31, 2024. The variation was primarily due to the increase of U.S.$39.1 million in acquisition of other financial assets, mainly in AA2000, such as corporate bonds, time deposits and government securities, partially offset by the decrease in Corporación Aeroportuaria S.A and CAAP. This variation was partially offset by the increase of U.S.$2.0 million in disposals of other financial assets derived from the increase in AA2000, partially offset by the decrease in CAAP. Corporación Aeroportuaria S.A. and AIA.

Financing Activities

The net cash used in financing activities was U.S.$234.7 million for the year ended December 31, 2025, a 13.5% or U.S.$36.5 million decrease as compared to U.S.$271.2 million in net cash used in financing activities for the year ended December 31, 2024 primarily as a result of:

(i)	the decrease of U.S.$199.0 million in loans repaid mainly due to the decrease of: (a) U.S.$153.0 million derived from the decrease in payments of borrowings in TA, (b) the decrease of U.S.$64.1 million mainly derived from the payment of CAI notes in 2024 and (c) U.S.$12.8 million derived from the decrease in payments of borrowings in AIA derived from the outstanding financial debt being prepaid in 2024. This variation was partially offset by the increase of U.S.$26.2 million in loans repaid due to cancellation of certain Argentine Notes Series in AA2000. (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”);
(ii)	the decrease of payment for additional acquisition in subsidiaries of U.S.$30.9 million due Cedicor’s acquisition of the non-controlling interest, becoming the owner of 100% of Corporación America S.A. in 2024;
(iii)	the decrease of U.S.$12.4 million in interest paid mainly due to U.S.$6.2 million in AA2000, U.S.$1.5 million in ICAB and U.S.$1.2 million in CAI (See “Item 5. Operating and Financial review and Prospects—Liquidity and Capital Resources—Indebtedness”); and
(iv)	these variations were partially offset by: (a) the decrease of U.S.$172.2 million in proceeds from borrowings mainly due to the decrease of U.S.$129.9 million in TA, U.S.$29.5 million in AA2000 and U.S.$15.5 million in CAI, partially offset by the increase of U.S.$6.7 million in TCU (See “Item 5. Operating and Financial review and Prospects-Liquidity and Capital Resources-Indebtedness”) and (b) the increase of U.S.$ 34.5 million in dividends paid to non-controlling interests in subsidiaries mainly in AA2000.

Years ended December 31, 2024 and 2023

A cash flow comparison of the years ended December 31, 2024 and 2023 has been omitted from this annual report, but may be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the period ended December 31, 2024, filed with the SEC on March 27, 2025.

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

Indebtedness

Set forth below is a summary of certain terms and conditions of our financing agreements:

Argentina

Argentine Notes – Argentine Notes Series 2017

On February 6, 2017, AA2000 issued U.S.$400.0 million aggregate principal amount of 6.875% senior secured notes due 2027 (the “Argentine Notes Series 2017”). The Argentine Notes Series 2017 are senior obligations of AA2000 and rank pari passu in right of payment with any existing and future indebtedness of AA2000 that is not subordinated in right of payment to the Argentine Notes Series 2017. The Argentine Notes Series 2017, up to an amount equal to U.S.$400.0 million, are secured by the trust dated January 19, 2017 entered into by AA2000 and the trustee thereto, under which AA2000 transferred and assigned in trust (a) right, title and interest in, to and pursuant to (but none of its obligations under or relating to) each payment of the Usage Fees; and (b) the Company’s right, title and interest in, to and pursuant to (but none of its obligations under or relating to) 100% of the AA2000 rights under the AA2000 Concession Agreement, to receive payment in the event of termination, expropriation or surrender of the AA2000 Concession Agreement, including the right to receive and retain all payments thereunder and all other proceeds thereof, subject to the condition that AA2000 has sufficient funds from proceeds not transferred to the trust to cover basic concession operating costs (the “Tariffs Trust”). The Tariffs Trust was approved by ORSNA up to the full principal amount of the Argentine Note Series 2017. AA2000 is not required to fully fund the Tariffs Trust.

Principal and interest on the Argentine Notes Series 2017 are payable quarterly on each February 1, May 1, August 1, and November 1, with the first payment of interest beginning on May 1, 2017, and the first payment of principal beginning on May 1, 2019. The Argentine Notes Series 2017 will mature on February 1, 2027.

AA2000 may redeem the Argentine Notes Series 2017 in whole or in part at the following redemption prices:

Date of Payment	Multiplier
On or after the fifth anniversary of the issuance date to but excluding the sixth anniversary of the issuance date	103.438%
Thereafter to but excluding the seventh anniversary of the issuance date	102.578%
Thereafter to but excluding the eighth anniversary of the issuance date	101.719%
Thereafter to but excluding the ninth anniversary of the issuance date	100.859%
Thereafter	100.000%
(1)	As of the date of this annual report, AA2000 has the right to redeem the Argentine Notes Series 2017 at par (100.000% of the principal amount).

In relation to the Argentine Notes Series 2017, AA2000 was subject to certain customary negative covenants, such as restrictions on debt it may incur, restrictions on payment of dividends, restrictions on encumbrances of its property, limitations on disposal of its assets and investments which it may make, as well as restrictions in relation to its ability to merge or consolidate with another entity. As detailed in “—Exchange Offer to Argentine Notes Series 2017,” in the context of the exchange offer completed in May 2020, substantially all of the restrictive covenants and events of default established by the indenture were eliminated with respect to the Argentine Notes Series 2017.

Termination of the AA2000 Concession Agreement will trigger a default under the Argentine Notes Series 2017. In the event of termination of the AA2000 Concession Agreement, payment of the Argentine Notes Series 2017 will be automatically accelerated and shall be immediately due and payable.

Global Program

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a global program for the issuance of notes (obligaciones negociables) (the “Global Program”). Such program establishes the issuance of simple notes not convertible into shares with a nominal value of up to U.S.$500 million, or its equivalent in other currencies, with a duration of five years from the date of approval of the Argentine National Securities Commission (Comisión Nacional de Valores, “CNV”).

On April 17, 2020, AA2000 obtained authorization from the CNV for the Global Program for the issuance of notes. The principal value was increased up to U.S.$1,500 million after an ordinary general meeting of holders held on June 15, 2021, and the approval of the CNV on July 11, 2021, which left unchanged the issuance period of five years from the date of the original approval.

On April 24, 2024, the ordinary general meeting of shareholders of AA2000 approved the extension of the term of the Global Program for an additional 5 (five) years (maturing on April 17, 2030) and certain amendments to its terms and conditions including among others, the possibility to issue social, green, sustainable or sustainability linked notes thereunder in accordance with the “Guidelines for the Issuance of Social, Green, and Sustainable Securities in Argentina” set forth in article 4.5 of Annex III of Chapter I, Title VI of the CNV Rules (as amended from time to time, as well as according to any other regulations issued by the CNV and/or an authorized market, either domestic or foreign).

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

As of December 31, 2025, there were U.S.$20.9 million outstanding under the Argentine Notes Series 2020 and the Argentine Notes Series 2017.

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

The Argentine Notes Series 2021, the Argentine Notes Series 2017 and the Argentine Notes Series 2020 not exchanged are secured by the Tariffs Trust on a pro rata and pari passu basis. In addition, to secure its obligations under the Argentine Notes Series 2021, AA2000, together with the relevant parties thereto, amended the “Cargo Trust” as defined below in “—The Credit Facilities” in order to include holders of Argentine 2021 Notes as beneficiaries therein, granting them a security interest which is subordinated to (i) the rights of creditors under certain existing loans of AA2000, and (ii) any debt permitted to be incurred to finance or refinance any capital expenditures made or to be made pursuant to the AA2000 Concession Agreement.

Once the Argentine Notes Series 2017 and the Argentine Notes Series 2020 not exchanged in the exchange offer mature or are repaid in full, AA2000 is required to amend and restate the Cargo Trust and the Tariffs Trust, so that the Argentine Notes Series 2021 become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Argentine Notes Series 2021. In accordance with the AA2000 Concession Agreement, the collateral assignment of revenue must be authorized by ORSNA. On October 15, 2021, ORSNA approved the amendment of the Tariffs Trust and of the Cargo Trust to include the Argentine Notes Series 2021 as beneficiaries thereto (including their future amendment and restatement, once the Argentine Notes Series 2017 and Argentine Notes Series 2020 are repaid in full). Furthermore, AA2000 received the approval from the BCRA to establish a non-interest-bearing U.S. dollar trust account in the United States to secure the Argentine 2021 Notes.

The main covenants and guarantees remain unchanged. However, substantially all of the restrictive covenants and events of default and related provisions were eliminated solely with respect to the Argentine Notes Series 2020. Additionally, compliance of the financial ratios did not begin to apply until June 2023.

Termination of the AA2000 Concession Agreement will trigger a default under the Argentine Notes Series 2017, the Argentine Notes Series 2020 and the Argentine Notes Series 2021. In the event of termination of the AA2000 Concession Agreement, payment of any of those notes will be automatically accelerated and shall be immediately due and payable.

As of December 31, 2025, there were U.S.$271.8 million outstanding under the Argentine Notes Series 2021.

Additional New Money Offering

In addition to the exchange offer completed on October 28, 2021 (as described above), on November 4, 2021, AA2000 issued U.S.$62.0 million aggregate principal amount of Class 4 Senior Secured Notes related to a new money offering, having a maturity of seven years, on November 1, 2028, bearing an annual interest rate of 9.500% (the “New Money 2021 Notes”). The New Money 2021 Notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with the certain commercial bank lenders to AA2000 and new debt incurred by AA2000 to fund infrastructure works for a total amount of up to U.S.$235 million. (see “—The Credit Facilities”). As of December 31, 2025, there were U.S.$50.7 million outstanding under such notes.

Argentine Notes – Class 5 and 6

On February 21, 2022, AA2000 issued U.S.$174 million of dollar-linked notes, in the local market, in two tranches:

●	U.S.$138 million of Class 5 Notes, with an annual interest rate of 5.5%, five-year grace period and quarterly amortization, starting May 2027 (the “Class 5 Notes”). AA2000 used these proceeds to fund infrastructure works in certain of the Group “A” airports, within the National Airports System; These notes are secured by a first priority lien on the Cargo Trust on a pari passu basis with certain commercial bank lenders to AA2000 and the New Money 2021 Notes; and
●	U.S.$36 million of Class 6 Notes, with an interest rate of 2%, which matured and was repaid in full on February 21, 2025. In December 2023, February 2024, March 2024 and April 2024, AA2000 repurchased U.S.$1.6 million, U.S.$2.3 million, U.S.$4.6 million and U.S.$0.4 million, respectively, of the par value of Class 6 Notes.

Argentine Notes – Class 9

On August 19, 2022, AA2000 issued U.S.$30 million of dollar-linked Class 9 Notes in the local market, at a 0.00% interest rate, repayable in three installments of U.S.$10 million each, in February, May and August 2026. The integration of the nominal value amounted to U.S.$25.4 million through the exchange of Class 2 Notes while the remaining U.S.$4.6 million were paid in AR$. In August 2023, December 2023, February 2024, March 2024, April 2024, March 2024 and July 2024, AA2000 repurchased Class 9 Notes for U.S.$1.8 million, U.S.$1.0 million, U.S.$0.4 million, U.S.$4.2 million, U.S.$1.7 million, U.S.$0.3 million and U.S.$0.5 million, respectively.

On July 5, 2023, within the framework of Global Program for the issuance of Notes, AA2000 issued an additional U.S.$2.7 million of Class 9 Notes, with an issue price above par (119% of the nominal value). The proceeds obtained from these additional Class 9 Notes were applied to fund the redemption of Argentine Notes – Class 3. As of December 31, 2025, AA2000 holds a portfolio of nominal value of U.S.$9,833,745 Class 9 Notes.

Argentine Notes – Class 10

On July 5, 2023, within the framework of Global Program for the issuance of Notes, AA2000 issued U.S.$25.0 million with an issue price above par (110.65% of the nominal value). The notes were paid-in 100% in kind according to the exchange ratio of U.S.$1.00 nominal value of Argentine Note Class 3 for U.S.$0.9065 nominal value of Class 10 Notes. In December 2023, March 2024, April 2024 and July 2025, AA2000 repurchased Class 10 Notes for U.S.$2.4 million, U.S.$4.5 million, U.S.$0.2 million and U.S.$2.2 million, respectively. On July 7, 2025, AA2000 repaid, in a single instalment, the total nominal value outstanding of Class 10 notes, equivalent to U.S.$25.1 million.

Argentine Notes – Class 11

On December 23, 2024, within the framework of Global Program for the issuance of Notes, AA2000 issued U.S.$28.8 million of Class 11 Notes denominate and payable in U.S. dollars, at a 5.50% interest rate, repayable in a single installment on the maturity date (December 15, 2026). Interest shall be payable semi-annually until the maturity date. As of December 31, 2025, there were U.S.$28.7 million outstanding under such notes.

The ICBC Dubai Loan

On July 29, 2022, AA2000 obtained the ICBC Dubai Loan, for a total amount of U.S.$10 million, accruing interest at a variable rate equivalent to three-month SOFR plus spread of 7.875% and withholding taxes. The loan was secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights. The ICBC Dubai Loan was fully repaid in three installments in April, July and October 2025.

Italy

CAIT

In December 2024, Corporación América Italia S.A. obtained a loan for €14.5 million (equivalent to U.S.$15.1 million), to be repaid in a single installment at maturity in December 2026, which is guaranteed by Dicasa Spain S.A.U. Additionally, the shares of Corporación América Italia S.A. held by Dicasa Spain S.A.U. are not to be transferred or otherwise disposed of until the loan is repaid. As of December 31, 2025, there were €14.5 million (equivalent to U.S.$17.1 million as of December 31, 2025) outstanding under such agreement.

TA

On June 27, 2024, TA entered into new financing agreements with Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A, Cassa Depositi e Prestiti S.p.A., and Banca Nazionale del Lavoro S.p.A. for a maximum amount of €176.4 million, including:

●	a term loan facility of up to €96.2 million divided into two tranches, to be applied mainly to discharge part of TA’s existing financial debt;
●	a capex facility of up to €60.2 million divided into two tranches, to be used in the investment plan of the Pisa and Florence airports; and
●	a revolving facility of up to €20.0 million of revolving loans mainly to support TA working capital’s needs.

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

On June 27, 2024, the term loan facility was drawn for an amount of €82.8 million (equivalent to U.S.$88.6 million) and has been used to discharge TA’s existing financial debt which is now the only outstanding financial debt.

On June 27, 2025, the capex facility was drawn for an amount of €10.0 million (equivalent to U.S.$10.7 million) and has been used in the investment plan of the Pisa airport.

As of December 31, 2025, there were €97.4 million (equivalent to U.S.$114.5 million) outstanding under such 2024 financing agreements.

Brazil

ICAB

BNDES and Caixa loans. ICAB entered into three credit facility agreements to finance investments in the expansion, maintenance and operation of Brasilia Airport as follows: (i) credit facility agreement entered with BNDES entered on February 7, 2014, in an aggregate principal amount of R$558 million, issued in two tranches (Tranche A and Tranche B), with varying interest rates and maturity dates; (ii) credit facility agreement entered with the Brazilian Federal Savings Bank (Caixa Econômica Federal—“CEF”) entered on February 12, 2014, in an aggregate principal amount of R$235.8 million, issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates; and (iii) credit facility agreement entered with CEF on February 12, 2014, in an aggregate principal amount of R$47.2 million, issued in three tranches (Tranches A, B and C), with varying interest rates and maturity dates, which funds are required to fund construction works and equipment relating to the “Aerocity” to be installed in Brasilia Airport (“ICAB Loans”).

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

Before financial completion, payment by ICAB of dividends or distributions exceeding 25.0% of net profits requires prior authorization of BNDES and CEF. “Financial completion” is defined as compliance with the following cumulative conditions: (i) maintenance of a debt service coverage ratio of at least 1.3:1.0 for at least two consecutive years, and an equity ratio of at least 25%, as determined in a balance sheet audited by an independent firm registered with the Brazilian Securities and Exchange Commission (CVM); (ii) creation and funding of reserve accounts provided for in the assignment of rights agreement; (iii) obtaining and maintaining governmental authorities required for the operation of Brasilia Airport; (iv) timely payment of 12 principal installments due under the credit facility agreement entered between ICAB and BNDES; and (v) compliance of ICAB and its direct and indirect shareholders with their obligations under the credit facility agreements and corresponding guarantee agreements, as well as with their obligations before the Brazilian ANAC.

After financial completion, payment of dividends or distributions exceeding 25% of net profits requires the maintenance of a debt service coverage ratio of at least 1.3:1.0, and an equity ratio of at least 25%, as determined by a balance sheet audited by an independent firm registered with the Brazilian Securities and Exchange Commission (CVM).

In accordance with the commitments assumed by the Majority Shareholder under the letter of guarantee, any merger, consolidation or disposition of all, or substantially all, of the Majority Shareholder’s assets requires prior and express authorization of BNDES and CEF.

In March 2018, ICAB also repaid the outstanding amount of R$274.4 million under the credit facility with the Brazilian Federal Savings Bank (Caixa Econômica Federal, “CEF”).

In December 2017, we entered into amendments and extension agreements with BNDES with respect to the ICAB Loans (the “BNDES Refinancing”) and certain ICASGA credit facility agreements with the BNDES that were fully repaid in 2024.

With respect to the ICAB Loans, the BNDES Refinancing extended the final maturity and the interest-only payment terms of such loans for an additional two years (up to 2033) and provided an interest capitalization period for 50% of the interest due for two years. Also, the BNDES Refinancing increased the size of the credit facility commitments by an additional R$300.0 million. We repaid the Banco Santander Bridge Loan Facility and the Citibank Credit Agreement (as defined below) with new borrowings under the BNDES Refinancing, and the release of certain amounts held in the debt service reserve accounts as a result of the extension of the interest-only repayment terms under such BNDES credit facilities.

In connection with the BNDES Refinancing, the Majority Shareholder and CAAP have agreed not to create any encumbrances on their shares of Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. The Majority Shareholder has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. Since 2023, a formal letter has been filed on an annual basis with the BNDES, presenting an ACI rating report, declaring compliance with the contractual obligation to maintain the ACI rating equal to or higher than “B-,” for the corresponding year.

As of December 31, 2025, there were R$924.4 million (equivalent to U.S.$168.0 million) outstanding under the ICAB Loans, as amended pursuant to the BNDES Refinancing.

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

The Uruguayan Notes mature on November 29, 2032. The principal balance of the Uruguayan Notes, together with accrued interest, are being repaid in 34 installments, on May 29 and November 29 of each year, commencing on May 29, 2016.

Exchange Offer in respect of the Uruguayan Notes

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

As of December 31, 2025, there were U.S.$9.3 million outstanding under the Uruguayan Notes and the Uruguayan Additional Notes.

Uruguayan Series 2021 Notes and New Exchange Offer for the Uruguayan Notes

On November 12, 2021, ACI Sudamerica issued U.S.$180.8 million aggregate principal amount of newly issued 6.875% Senior Secured Guaranteed Notes due 2034 (the “Uruguayan Series 2021 Notes”) in exchange for 40.62% of the total original principal amount of the Uruguayan Notes (Series 2015 Notes) and 96.43% of the original principal amount of the Uruguayan Additional Notes. In that regard, ACI Sudamerica executed the Second Amended and Restated Indenture of the existing Indenture. In the exchange offer, ACI Sudamerica also requested and obtained the necessary consents to enter and execute the Amended Carrasco Concession Agreement. In 2021, Puerta del Sur became Guarantor under such Uruguayan Series 2021 Notes and entered into a Guarantor Accession Agreement and Supplemental Indenture on December 10, 2021.

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

After May 30, 2027, ACI Sudamerica may redeem any of the Uruguayan Notes (Series 2015), the Uruguayan Additional Notes (Series 2020) and the Uruguayan Series 2021 Notes in whole or in part, at the redemption price set forth below, plus accrued and unpaid interest and additional amounts, if any, on the series redeemed to, but excluding, the applicable redemption date; provided, however, that if any such series is redeemed in part only, notes issued in connection with such series in an aggregate principal amount of at least U.S.$100,000,000 shall remain outstanding immediately after any such partial redemption.

Date of Payment	Multiplier
Beginning on May 30, 2027 and ending on May 29, 2028	103.438%
Beginning on May 30, 2028 and ending on May 29, 2029	102.292%
Beginning on May 30, 2029 and thereafter	100.000%

ACI Sudamerica is permitted to pay dividends or make other distributions only if the following conditions are satisfied: (i) no retention event or event of default has occurred and is continuing; (ii) both the prospective and historical distributions-to-debt-service coverage ratios equal or exceed 1.2 to 1.0; (iii) all letter of credit disbursements have been reimbursed and no loans remain outstanding; and (iv) the debt service reserve account for the Uruguayan Additional Notes (Series 2020) and the Uruguayan Series 2021 Notes is fully funded to the required level.

In addition, ACI Sudamerica may not declare or make any restricted payment until the later of November 29, 2025 or the date on which all required payments under the Intercreditor and Security Agreement have been paid in full. Notwithstanding this restriction, ACI Sudamerica may distribute up to 50% of any proceeds received from key money payments, subject to a maximum aggregate cap of $12.0 million over the term of the Uruguayan Series 2021 Notes. The prospective distributions-to-debt-service coverage ratio compares distributions or dividends received from Puerta del Sur, less the fixed costs of Cerealsur and ACI Sudamerica, for the two most recently completed interest periods, to projected debt service for the next two interest periods under the Uruguayan Notes (Series 2015), the Uruguayan Additional Notes (Series 2020) and the Uruguayan Series 2021 Notes. The historical distributions-to-debt-service coverage ratio uses the same numerator but compares it to debt service for the two most recently completed interest periods.

As of December 31, 2025, there were U.S.$232.0 million outstanding under the Uruguayan Series 2021 Notes.

Amendment of Second Amended and Restated Indenture of the Uruguayan Notes

On November 5, 2024, ACI Sudamérica, Cerealsur and Puerta del Sur executed an amendment to the Second Amended and Restated Indenture of the Uruguayan Notes. The amendments approved certain transactions associated with Project TUMO, an educational initiative to be developed in Uruguay, and its related capital expenditures as Permitted Capital Expenditures, including increased permitted capital expenditures in 2024 in the new airports by U.S.$11 million, with any remaining balance transferable to 2025, as well as Puerta del Sur and transactions with affiliates. The amendment was approved and authorized by the required majority noteholders.

In addition, ACI Sudamerica amended the Credit Agreement, dated as of November 12, 2021 among the Company, the Guarantors, Goldman Sachs Bank USA, as the Lender and Issuing Bank, and Citibank, N.A., as the Administrative Agent, to authorize the transactions along the same terms as described in the paragraph immediately above, together with extending the maturity date of the letter of credit facility until November 29, 2028, and increasing the total amount of the Commitment (as defined in the credit agreement) to U.S.$14.6 million.

Puerta del Sur

On April 16, 2021, Puerta del Sur obtained a loan of U.S.$10 million with Banco de la República Oriental del Uruguay (BROU) repayable in 60 monthly installments starting in April 2023. This loan is secured by a guarantee issued by CAAP and by a standby letter issued by Morgan Stanley Private Bank, National Association for U.S.$0.9 million guaranteed by Corporación America Sudamericana S.A.

As of December 31, 2025, there were U.S.$4.5 million outstanding under the Puerta del Sur loan.

CAISA

In December 2019, CAISA applied for a loan at Banco Santander S.A. which was granted in the total amount of up to U.S.$7.0 million to bear interest at an annual of 5.10% and maturing on April 30, 2027. The principal amount is to be paid in six annual installments in April of each year along with accrued interest, starting the first installment in April 2022. As of December 31, 2025, there were U.S.$2.4 million outstanding under this loan.

In December 2019, CAISA applied for a loan at Banco Itaú Uruguay S.A. which was granted in the total amount of up to U.S.$7.0 million, at a variable annual rate of LIBOR plus: (i) 2.5% until November 30, 2020, (ii) 2.84% from December 1, 2020 until October 31, 2021, and (iii) 3.8% from November 1, 2021 onwards, and maturing on April 30, 2027. The principal amount is to be paid in six annual installments in April of each year, starting the first installment in April 2022. As of December 31, 2025, there were U.S.$2.4 million outstanding under this loan.

In October 2024, CAISA applied for a loan at Banco Santander S.A. which was granted in the amount of U.S.$4.0 million with an annual rate equivalent to the 1-year Term SOFR plus 0.75% effective annual rate and maturing on April 16, 2029. The principal amount is to be paid in five annual installments in April of each year along with accrued interest. As of December 31, 2025, there were U.S.$3.7 million outstanding under this loan.

TCU

In October 2025, TCU S.A. entered into a credit facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for a maximum principal amount of U.S.$13.4 million. The facility bears an effective annual interest rate of 4.30% and matures in October 2033. The loan is disbursed in up to two partial drawdowns and the principal amount is to be repaid in 72 equal and consecutive monthly installments, payable together with accrued interest. As of December 31, 2025, U.S.$6.7 million has been disbursed, and the remaining U.S.$6.7 million is scheduled for disbursement between March and May 2026. The facility is secured by a pledge over certain commercial receivables of TCU S.A. pursuant to a credit assignment agreement entered into with BBVA.

Ecuador

In November 2019, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$9.0 million matured and was fully repaid in November 2024. Also, in December 2019, TAGSA entered into a credit facility agreement with Banco Guayaquil CA, which provided a loan in the aggregate principal amount of U.S.$10.0 million due in February 2026 which was prepaid in February 2025. Both loans had a variable interest rate (an initial interest rate of 8.75% adjustable every 90 days) and quarterly payments of principal and interest.

In December 2020, TAGSA entered into a credit facility agreement with Banco Bolivariano CA, which provided a loan in the aggregate principal amount of U.S.$8.5 million due in December 2025. Such loan has a variable interest rate (an initial interest rate of 7.25% adjustable Banco Bolivariano every 360 days) and quarterly payments of principal and interest. In March 2025, this credit facility agreement was fully repaid by TAGSA.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information in this annual report to be not necessarily indicative of future operating results or financial conditions.

E. CRITICAL ACCOUNTING ESTIMATES

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

Unless otherwise indicated, the business address of all of our executive officers and directors is 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

Name	Date of Birth	Current Position	First Appointment to Current Position
Martín Francisco Antranik Eurnekian (1)(2)(3)(4)	November 28, 1978	Director	September 14, 2017
Máximo Luis Bomchil(4)	May 13, 1950	Chairman and Director	September 14, 2017
Roderick H. McGeoch	October 2, 1946	Director	September 14, 2017
David Arendt(5)	April 4, 1953	Independent Director	September 14, 2017
Valérie Pechon(4)(5)	November 10, 1975	Independent Director	September 14, 2017
Carlo Alberto Montagna(5)	February 27, 1964	Independent Director	September 14, 2017
Daniel Marx	April 16, 1953	Director	February 28, 2019

(1)Member of the Executive Committee.

(2)Member of the Acquisitions and Business Development Committee.

(3)Member of the Disclosure Committee.

(4)Member of the Compensation Committee.

(5)Member of the Audit Committee.

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

Roderick H. McGeoch. In 1970, Mr. McGeoch qualified as a lawyer and, over time, became Chairman of Corrs Chambers Westgarth, one of Australia’s largest law firms. During this period, he also served as President of the Law Society of New South Wales in its centenary year. In 1991, the New South Wales Government appointed him CEO of Sydney’s successful bid for the 2000 Olympic Games, after which he served on the Organising Committee for the Games. In 2013, the Australian Government honored him with medals, first appointing him as a Member of the Order of Australia and later as Officer of the Order of Australia in recognition of his contributions. He also served as Honorary Consul General for Luxembourg and has held leadership roles in various organizations. He is Chairman of Vantage Private Equity, and Honorary Chairman of the Trans-Tasman Business Circle. He also serves as a consultant to Big Screens Video Pty Ltd, Chubb Australia Insurances Limited, CAPTEC, and the Sydney Investor Professional & Business Networking Group Incorporated (SIPBN) and he is a member of the Heritage Committee of Venues NSW.

David Arendt. Mr. Arendt is an independent director and sits on the boards and board committees of regulated entities based in Luxembourg (an insurance company, a payment services provider, and a NYSE listed operating company), of the Luxembourg export credit agency Office du Ducroire, of general partners of private equity funds active in the fields of real estate, infrastructure, private credit and agri-food. Pro-bono mandates include the Luxembourg Automobile Club, the largest (by number of members) Luxembourg non-for-profit association and Financial Committee of the International School of Luxembourg. Prior to his activity as an independent director, Mr. Arendt has worked in Europe and the United States in law, finance, and business. His career started in Law with the leading Luxembourg law firm Arendt & Medernach. He then moved to New York where he earned an LLM at New York University and was an associate at Debevoise & Plimpton LLP and Shearman & Sterling LLP. His career in banking included positions in London, New York and Luxembourg at Prudential Securities, Merrill Lynch and Banque Générale du Luxembourg (now BGL BNP Paribas). His career in business includes executive management positions at Cargolux Airlines International SA, the all-cargo airline based in Luxembourg and Le Freeport Luxembourg (rebranded Luxembourg High Security Hub), a high tech/highly secure facility for storing and handling valuable goods. Mr. Arendt holds a License in Law from Grenoble University (France), a Master of Laws degree from King’s College, London University and a Master of Laws degree from New York University, School of Law. He was a member of the Luxembourg and New York bars. He is a certified director by ILA (Institut Luxembourgeois des Administrateurs) and INSEAD (IDP-International Directors Program).

Valérie Pechon. Ms. Pechon is a founding member of Key Partners S.à r.l., a Luxembourg-based trust services provider, member of the Luxembourg Order of Chartered Accountants (Ordre des Experts-Comptables) and is an Independent and non-executive director in Luxembourg companies. From 2011 to 2016, she served as a domiciliation director (part of the extended Management Team) in Intertrust Luxembourg. She has also served as domiciliation manager in Alter Domus Luxembourg (2008 – 2010) and as audit assignment management–External Auditor in Deloitte Audit Luxembourg. She made a traineeship at Santiago de Chile Deloitte’s office (4 months) and was part of a case study regarding retirement fund techniques in Chile. Ms. Pechon has four-year University degree in Business Administration (ULG-EAA) with an orientation in finance.

Carlo Alberto Montagna. Mr. Montagna is a Partner of The Directors’ Office, the leading practice of independent directors in Luxembourg, since September 2011. He is a member of the board of directors, a trustee or a member of audit committees of many European or International financial groups or corporations, most of them based in Luxembourg, with a particular focus in investment funds covering the entire spectrum of investment strategies, from long only to real assets, including infrastructure and alternative energy. He is a member of ALFI and ILA. He has also served as Managing Director, Client Executive for Investment Managers, Insurances, Foundations, Pension Funds in Continental Europe (2003-2007) at BNY Mellon, while he was a member of the board of directors of investments fund administered by BNY Mellon Luxembourg. He has also served at IMI Group (1993-2003), now known as IntesaSanPaolo Group; with IMI Bank (Lux) S.A. Luxembourg (2002-2003) as General Manager, while during the year 2003 he served as Member of the Securities Market Commission of the Luxembourg Banking Association as principal delegate of the Italian Banks’ Association in Luxembourg; from 2000 to 2002 he served as Director of the Investment Banking division in IMI Bank (Lux) S.A. Luxembourg, and from 1998 to 2000 as Head of Treasury at Banca IMI s.p.a. Milan, while he was also a Member of the Italian Banks Treasurers’ Committee at the Bank of Italy under the supervision of the European Central Bank; from 1993 to 1998 he served at IMI Bank (Lux) S.A. Luxembourg as Head of Treasury and from 1991 to 1993 as Senior Dealer, proprietary trader at Banca Nazionale del Lavoro in Rome. During his career, Mr. Montagna built up an extensive knowledge of trading strategies and managed various portfolios; he developed front office as well as back office solutions, launched investment funds, managed small and big companies. He is a skilled relationship director and people manager. Mr. Montagna passed all examinations during his three years of study of Economics and Law at the University of Pavia, Italy, Faculty of Economics (1982-1985), he is specialized in swaps valuation, hedging and trading strategies at ICMB Geneva in 1994. He speaks English, Italian, French, Dutch, basic Luxembourgish and Spanish.

Daniel Marx. Mr. Marx is the Executive Director of Quantum Finanzas, a financial advisory firm based in Buenos Aires and in September 2024 was appointed as chairman of Empresa Distribuidora y Comercializadora Norte S.A. Mr. Marx has an extensive track record in both the private and public sectors, where he held executive positions. He was Board Member of the BCRA from 1986 to 1988 and Undersecretary of Finance of the Argentine Ministry of Economy from 2000 to 2001 and Chief Debt Negotiator from 1988 to 2003 in charge of the design and execution of sovereign debt restructuring, financing program and relationship with international financial institutions and private banks. He also advised on the initial public offerings by several major Argentine companies and served on the boards of directors of various companies. He holds a degree in Economics from the University of Buenos Aires.

Our Senior Management

Our senior management oversees our day-to-day operations to ensure that our overall strategic objectives are implemented and reports to our board of directors.

The following table sets forth certain relevant information about our senior management:

Name	Date of Birth	Current Position	First Appointment to Current Position
Martín Francisco Antranik Eurnekian (1)(2)(3)	November 28, 1978	Chief Executive Officer	September 14, 2017
Jorge Arruda Filho(1)(2)(3)	April 9, 1968	Chief Financial Officer, CEO of Brazil and Head of Business Development	April 30, 2021
Andrés Zenarruza(1)(2)(3)	July 22, 1976	Head of Legal & Compliance	September 14, 2017

(1)Member of the Executive Committee.

(2)Member of the Acquisitions and Business Development Committee.

(3)Member of the Disclosure Committee.

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

B. COMPENSATION

The compensation of our directors is reviewed and approved on an annual basis at our ordinary general shareholders’ meeting. In 2025, the total compensation payable to our directors and senior management was U.S.$6.0 million (compared to U.S.$4.9 million in 2024).

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

As part of the Management Compensation Plan, on October 9, 2020, our board of directors increased the Company’s share capital by U.S.$3,200,445 through the issuance of 3,200,445 new shares having a nominal value of U.S.$1.00 each. These new shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of U.S.$6,144,854.40 (i.e., a subscription price of U.S.$1.92 per new share, being the market price per share as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves. The new shares were, subsequently and on the same date, transferred by the controlling shareholder to the Company to be held in treasury until their allocation to key employees in accordance with the Management Compensation Plan. As of the date of this annual report, 1,159,629 shares have been delivered to key employees under the Management Compensation Plan and the remaining outstanding 2,040,816 shares under such plan are held in treasury.

The rights granted under the Management Compensation Plan are subject to the following terms and conditions and to such additional terms and conditions, not inconsistent with the terms of the Management Compensation Plan, as the Compensation Committee shall deem desirable at its sole discretion: provided however, that, changes adversely affecting the rights of an employee (at least the ones not in his/her favor) to receive rights need to be consented to by such employee:

●	Consideration. Each right shall give the right to receive 1 (one) share or its equivalent in cash, as defined above, and shall be granted in lieu of the employees’ payout or in lieu of other incentive compensation (being a portion of them or representing their entirety) as determined by the Committee at its sole discretion. The Committee shall determine the number of rights or the manner of determining the number of rights available to be granted, subject to the total number of rights available under the Management Compensation Plan for such year, and the amount or the method of determining the consideration to be given by each employee, taking into consideration appropriate factors in making such determinations, such as interest rates, volatility of the market price of the shares issued in the share capital of the Company and the term of the restriction affecting the disposal of the rights granted (if any).
●	Vesting. Standard vesting period shall be up to five years. The Committee will determine when the rights shall become disposable in full. The Committee will further determine whether such rights upon vesting and becoming exercisable shall be payable by the Company – at their respective date of vesting – either by payment in shares or by payment in cash or a combination of them, as determined by the Committee in its sole discretion.
●	Manner of Exercise. A completed, dated and signed Acceptance Letter must be delivered by the Employee to the Plan Administrator in order to receive the Rights or the Share(s) granted to him/her based on the exercise of his/her Rights.
●	Time for Exercise in case of Termination of Employment.
●	Death, total disability (as determined by the public social security body the employee is subject to), or normal retirement of employee: if the employment contract of the employee with the Company is terminated by reason of the employee’s death, total disability, or normal retirement, the rights shall become disposable in full on the termination date.
●	Termination at the initiative of the employee: if the employment contract of the employee with the Company is terminated at the initiative of the employee before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Compensation Plan shall be forfeited.
●	Termination at the initiative of the Company without Cause: if the employment contract of the employee with the Company is terminated at the initiative of the Company without Cause before his/her rights become exercisable/are exercised for any reason, the rights shall become disposable in full on the employee’s termination date.
●	Termination at the initiative of the Company with Cause: if the employment contract of the employee is terminated at the initiative of the Company for Cause (including without limitation due to an Act of Misconduct, bad performance, violation of the Company’s rules or the terms of the statutory documentation, etc.) before his/her rights become exercisable/are exercised for any reason, the rights granted to him/her under the Management Compensation Plan shall be forfeited.
●	Time for Exercise in case of Delisting. In the event that the shares are delisted from the New York Stock Exchange, then on and after the delisting date, the Company reserves the right to (a) cancel any outstanding rights, unless the Committee determines otherwise in its sole discretion, and (b) repurchase any shares previously allocated to any employee, at the closing price of the shares on the trading day immediately preceding the delisting date, or otherwise at the price agreed by the Committee with such employee.

Clawback Policy

On November 15, 2023, the Company approved its compensation recovery policy (the “Clawback Policy”). For more information on our Clawback Policy, see “—F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.”

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

Audit Committee

The Audit Committee consists of the following three directors: Valérie Pechon (Member), David Arendt (Financial Expert) and Carlo Alberto Montagna (Member) who served as chairperson during fiscal year 2025, with Valérie Pechon assuming the role for 2026 in accordance with the rotating chairmanship system established in our corporate governance code. Each member of the Audit Committee is required to meet the requirements of independence, experience and financial experience set forth in the listing standards of the NYSE and the requirements of Rule 10A3 under the Exchange Act. David Arendt, member of our Audit Committee is a “financial expert” within the meaning of SEC rules and regulations. The Audit Committee will perform the duties set forth in our corporate governance code. The primary responsibilities of the Audit Committee include the following:

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

Acquisitions and Business Development Committee

The Acquisitions and Business Development Committee is currently comprised of Martín Francisco Antranik Eurnekian (Chief Executive Officer), Jorge Arruda Filho (Chief Financial Officer and Head of Business Development), Andrés Zenarruza (Head of Legal and Compliance), Eugenio Perissé, Roberto Naldi, Juan Djedjeian, Ezequiel Barrenechea and Tarek Madi. The Acquisitions and Business Development Committee is chaired by our Chief Executive Officer. The Acquisitions and Business Development Committee performs the duties set forth in our corporate governance code and report indirectly to the Board through the Executive Committee. The primary responsibilities of the Acquisitions and Business Development Committee include the following:

●	evaluating and reporting on our acquisition and business development plans, in collaboration with the board of directors and the executive committee;
●	assisting the executive committee with recommendations on acquisitions and business development agenda of the group;
●	evaluating, reporting, and recommending specific acquisitions or business opportunities to the executive committee; and
●	approving new acquisitions or development opportunities within the powers delegated to the Acquisitions and Business Development Committee by the board of directors and the executive committee.

Disclosure Committee

The Disclosure Committee currently consists of four members: Martín Francisco Antranik Eurnekian (Chief Executive Officer), Jorge Arruda Filho (Chief Financial Officer), Andrés Zenarruza (Head of Legal & Compliance) and Patricio Esnaola (Head of Investor Relations). This Committee oversees and reviews all materials for which there is a disclosure requirement.

Compensation Committee

The Compensation Committee currently consists of three members: Martín Francisco Antranik Eurnekian (our Chief Executive Officer), Máximo Luis Bomchil (the Chairman of the Board of Directors), and Valérie Pechon (the Chairman of the Audit Committee for 2026). This Committee oversees and reviews the specific awards to be granted, based on the proposal to be submitted by the plan administrator and administers the Clawback Policy by determining not to recover erroneously awarded compensation in circumstances where non-enforcement is expressly permitted by the clawback rules and in accordance with the Clawback Policy.

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

D. EMPLOYEES

We have unionized employees in all of the jurisdictions in which we operate. In accordance with Argentine law, some of our employees are represented by labor unions based on the nature of their roles. As of December 31, 2025, 62.4% of our total workforce is represented by labor unions, namely, the Aeronautical Personnel Association (Asociación de Personal Aeronáutico, APA) and the National Civil Personnel Union (Unión de Personal Civil de la Nación, UPCN). Among this group, 82.7% are union members / affiliates, representing 51.6% of our total workforce. Any strike or work stoppage could disrupt our business operations, negatively impacting our financial results. Existing labor agreements may not prevent strikes or stoppages, and any such event could materially affect our business. To mitigate this risk, we engage in ongoing negotiations with both unions. As of December 31, 2024, and 2023, 63%, and 62.9%, respectively, of our employees in AA2000 were represented by the aforementioned unions. Their relationship with the company is primarily governed by Collective Bargaining Agreement No. 1,254/2011 “E,” dated November 26, 2016. We have not experienced any significant labor conflicts in the past two years. We maintain a strong working relationship with union delegates and representatives. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We are subject to the risk of union disputes and work stoppages at our locations, which could have a material adverse effect on our business.”

In addition, as of December 31, 2025, 2024, and 2023, approximately 0.1 thousand, 0.1 thousand and 0.1 thousand, respectively, of our employees in Italy (approximately 32.0%, 33.2%, and 32.7%, respectively) are represented by transportation trade unions. In Italy, there are two levels of collective bargaining: the national employment contract, which every company is bound to apply, and the collective corporate contract.

As of December 31, 2025, approximately 0.1 thousand of our employees in Brazil (approximately 11%) are represented by the Brazilian National Union of Airport Employees (Sindicato Nacional do Aeroportuarios), compared to approximately 0.1 thousand, or 14%, as of December 31, 2024. We have not experienced any significant collective conflicts during the last two years. We maintain a successful working relationship with each union’s delegates and representatives in Brazil.

The following table provides information regarding our total employees as of December 31, 2025, 2024, and 2023:

	Number of Employees
	As of December 31,
	2025	2024	2023

	(in thousands)
Operations and infrastructure	5.4	5.4	5.4
Administration	0.9	0.7	0.7
Total	6.3	6.1	6.1

E. SHARE OWNERSHIP

As of the date of this annual report on Form 20-F, to the best of our knowledge, none of our directors, officers or members of our senior management own 5% or more of our common shares. Certain of our directors, officers and members of our senior management are entitled to a certain number of our shares or to  contractual rights (not documented by a certificate or otherwise) to receive, at a certain point in time, a certain number of our shares pursuant to our existing management compensation plan. See “—B. Compensation—Management Compensation Plan,” for information on our management compensation plan.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

On November 15, 2023, the Company approved its compensation recovery policy providing for the recovery of erroneously awarded incentive-based compensation received by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. Please see Exhibit No. 97.1 to our annual report on Form 20-F for the year ended December 31, 2024.

We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2025:

●	each shareholder, or group of affiliated shareholders, who we know beneficially owns more than 5% of our outstanding shares;
●	each of our directors and executive officers individually; and
●	all directors and executive officers as a group.

As of December 31, 2025, we had 165,219,146 issued and outstanding common shares of which 2,040,816 were held as treasury shares. Beneficial ownership as exclusively determined in accordance with the rules of the SEC generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the shares listed below, based on information furnished by them and as per the rules of the SEC, have sole voting and investment power with respect to the number of shares listed opposite their names. The address of each beneficial owner is 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

	Common shares Beneficially Owned
	as of December 31, 2025
	Number	%
A.C.I. Airports S.à r.l.(1)	131,450,833	79.6%
Helikon Investments Limited(2)	13,565,960	8.3%
Our executive officers and directors
Martín Francisco Antranik Eurnekian	0	0%
Máximo Luis Bomchil	0	0%
Roderick H. McGeoch	*	* %
David Arendt	0	0%
Valérie Pechon	0	0%
Carlo Alberto Montagna	0	0%
Daniel Marx	0	0%
Jorge Arruda Filho	*	*
Andrés Zenarruza	*	*
All executive officers and directors as a group:	*	*

* Represents beneficial ownership of less than 1% of our issued and outstanding common shares.

(1) A.C.I. Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated in Luxembourg, is 100% controlled by Corporación América International S.à r.l., a private limited liability company (société à responsabilité limitée) also incorporated in Luxembourg, which is 100% controlled by Southern Cone Foundation (“SCF”), a foundation created under the laws of Liechtenstein. SCF manages assets for the benefit of the foundation’s beneficiaries. The potential beneficiaries of this foundation are certain members of the Eurnekian family as well as religious, charitable and educational institutions designated by the foundation’s board of directors. The board of directors of the foundation is currently composed of four individuals and decisions are taken by majority vote. The board of directors has broad authority to manage the affairs of the foundation and to designate its beneficiaries and additional board members.

(2) This information is based solely on the Schedule 13G/A filed with the SEC on May 12, 2025 on behalf of Helikon Investments Limited, a United Kingdom public limited company (“Helikon UK”), with respect to common shares of the Company held by Helikon Long Short Equity Fund Master ICAV (the “Helikon Fund”), managed by Helikon UK. Mr. Federico Riggio (“Mr. Riggio”), an Italian citizen, and Helikon UK, are the reporting beneficial owners with respect to the common shares directly held by the Helikon Fund. The address of Helikon UK and Mr. Riggio is 17 Waterloo Place, London SW1Y 4AR.

B. RELATED PARTY TRANSACTIONS

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

Proden S.A.

Proden S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“Proden”) that is currently directly controlled by Corporación América Inmobiliaria S.A. which in turn is indirectly controlled by SCF. Proden provides technology outsourcing services to our following subsidiary: AA2000. Proden also leases to AA2000 the building where AA2000 has its principal office. Pursuant to this lease agreement entered into on March 1, 2008 and adjusted in 2025, AA2000 pays Proden a monthly rental fee of U.S.$291,606. In 2025, 2024, and 2023, we recorded expenses of U.S.$3.0 million, U.S.$3.3 million, and U.S.$2.3 million, respectively, in connection with the services provided by Proden to all of our subsidiaries, including the lease agreement.

Servicios Integrales América S.A.

Servicios Integrales América S.A., one of our affiliates, is a sociedad anónima organized under the laws of Argentina (“SIASA”). SIASA is currently controlled by Casa Ventas S.A., which in turn is indirectly controlled by SCF. SIASA provides compliance, legal, accounting, investor relations, strategy, information security, sustainability, and business development services to CAAP and technology outsourcing services to our following subsidiaries: AA2000, AIA, Puerta del Sur, CAISA, TCU, TAGSA, CASA, Corporación América Sudamericana S.A., Corporación Aeroportuaria S.A., and Corporación América Sudamericana S.A. – Sucursal Ecuador “CASE.” In 2025, 2024, and 2023, we recorded expenses of U.S.$5.5 million, U.S.$4.5 million, and U.S.$3.4 million, respectively, corresponding to these services rendered to all such subsidiaries. As of December 31, 2025, 2024 and 2023, we owed SIASA U.S.$0.3 million, U.S.$0.3 million and U.S.$0.2 million, respectively.

Compañía de Infraestructura y Construcción S.A.

Compañía de Infraestructura y Construcción S.A. one of our affiliates, is a sociedad anónima organized under the laws of Argentina ( “CINC”). CINC is indirectly controlled by SCF and provide AA2000 with a broad range of construction services. In 2025, 2024, and 2023, AA2000 recorded expenses of U.S.$8.0 million, U.S.$8.6 million, and U.S.$3.2 million, respectively, corresponding to services rendered by CINC. As of December 31, 2025, 2024, and 2023, AA2000 owed CINC U.S.$1.5 million, U.S.$0.7 million, and U.S.$0.7 million, respectively.

Financing Agreements

Compañía General de Combustibles S.A.

Compañía General de Combustibles S.A., one of our affiliates, is a company (sociedad anónima) organized under the laws of Argentina (“CGC”). CGC is indirectly controlled by SCF. CGC entered into a loan agreement with Aeropuertos Argentina 2000 S.A. On November 21, 2024, AA2000 assigned the loan in favor of Corporación América S.A. On December 2, 2024, CASA accepted the offer from AA2000. In December 2025, the loan was renewed, bearing a fixed annual interest annual rate of 8.0% and maturing in December 2026. As of December 31, 2025 and 2024, CGC owed CASA U.S.$16.8 million and U.S.$15.7 million, respectively. As of December 31, 2023, CGC owed AA2000 U.S.$14.8 million. During the year ended December 31, 2025, CASA recorded an income of U.S.$0.9 million related to interests received from the loan agreement with CGC. During the year ended December 31, 2024 and 2023 AA2000 recorded an income of U.S.$0.5 million and U.S.$0.2 million, respectively.

Other Financial Agreements

As of December 31, 2025, 2024, and 2023 related parties owed CAAP and its subsidiaries U.S.$2.4 million, U.S.$3.3 million, and U.S.$3.1 million, respectively, under other related party financing agreements. In each of the years ended December 31, 2025, 2024, and 2023, we had accrued interest income of U.S.$0.2 million, U.S.$0.1 million and U.S.$0.2 million, respectively, in respect of such related party financing agreements.

Other Transactions with Related Parties

ECOGAL Management Support Agreement—Galapagos Airport

Between April 15, 2011 and December 31, 2019, ECOGAL, one of our associates, entered into a management support agreement with CASE, one of our subsidiaries. Pursuant to this management support agreement, CASE collected the fees of ECOGAL under the Galapagos Concession Agreement. Under this Agreement, ECOGAL paid CASE a fee equal to 5% of ECOGAL’s total annual revenue, excluding VAT. On January 1, 2020, ECOGAL signed a new management support agreement with Cedicor S.A. Sucursal Ecuador under the same conditions of the previous agreement. During the years ended December 31, 2025, 2024 and 2023, ECOGAL recorded expenses for an amount of U.S.$0.7 million, U.S.$0.6 million and U.S.$0.7 million, respectively, with Cedicor S.A. Sucursal Ecuador. As of December 31, 2025, 2024, and 2023, ECOGAL owed Cedicor S.A. Sucursal Ecuador and CASE U.S.$0.6 million, U.S.$0.5 million and U.S.$0.6 million, respectively.

Know How, Technical and Operational Assistance and Management Agreement—Armenia Airports

Since January 1, 2014, AIA and IAM, one of our affiliates, entered into a Know How, Technical and Operational Assistance and Management Agreement under which IAM has provided AIA with technical and operational assistance services. As of the date of this annual report on Form 20-F, IAM provides AIA management services, as well as know-how, technical and operational assistance in connection with the development of national and international air traffic of passengers, freight and mail, the analysis of operations, ground handling and maintenance activities and budgets, and assistance concerning financial planning and access to financial resources, among other things. AIA pays IAM U.S.$0.15 million per month for the provision of the referred services. IAM will charge AIA an additional fee to be determined in each case, for the rendering of technical assistance services that can be requested from time to time by AIA. In each of 2025, 2024, and 2023, AIA recorded expenses for U.S.$1.8 million in respect of such services. As of December 31, 2025, AIA does not have any pending balance with IAM and as of December 31, 2024 and 2023, AIA owed IAM U.S.$0.2 million each year.

Cash and Equivalents

As of December 31, 2025, 2024, and 2023, CAAP and its subsidiaries maintain cash and cash equivalents deposited for U.S.$28.1 million, U.S.$34.1 million, and U.S.$23.2 million, respectively, at Converse Bank CJSC.

Term deposits

As of December 31, 2025, 2024 and 2023, AIA maintained term deposits at the Converse Bank CJSC for U.S.$51.3 million, U.S.$25.5 million and U.S.$10.1 million, respectively.

Other Services Agreements

Within the ordinary operation of our airports, we entered into several related party agreements in addition to the ones described above. In 2025, 2024, and 2023, our related parties rendered other services to us in an aggregate amount of U.S.$1.7 million, U.S.$1.0 million, and U.S.$12.8 million, respectively. Overall, as of December 31, 2025, 2024, and 2023, we were owed U.S.$4.1 million, U.S.$1.6 million, and U.S.$4.9 million for related party transactions, respectively.

Registration Rights and Indemnification Agreements

Majority Shareholder

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

ICD

We have entered into a transaction agreement with ICD. This agreement provides ICD with piggy-back registration rights until the 18-month anniversary of the closing date of the transaction (May 28, 2025). Under this agreement, if we or the Majority Shareholder propose to file a registration statement for an offering of our common shares (other than in connection with a merger or acquisition), we are required to give ICD at least 15 days’ written notice and offer ICD the opportunity to register for sale a number of common shares up to a maximum of 25% of the total consideration expected to be received under the proposed offering.

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

Argentine Proceedings

Environmental Proceedings

We, our sub concessionaires, and our aeronautical customers are subject to various environmental laws and regulations governing, among other things, the generation, use, transportation, management, and disposal of hazardous materials; the emission and discharge of hazardous materials into the ground, air, or water; and human health and safety. We have incurred, and expect to continue incurring, compliance costs related to these requirements. In addition, we may be held responsible for contamination, human exposure to hazardous materials, or other environmental damages at our airports or otherwise related to our operations, even if we were not at fault or if such matters were caused by a sub concessionaire, an aeronautical customer, or another third party. Following the expiration or termination of our concession agreements, we could remain liable for environmental damage that arises after such expiration but was caused while we were the concessionaire.

Pursuant to the Final Memorandum of Agreement with the Argentine Government, dated April 3, 2007, we are required to assess and remediate environmental damage at our airports in Argentina. In accordance with section 22 of the Argentine Environmental Policies Law No. 25,675, we maintain environmental insurance for Ezeiza Airport and Aeroparque Airports, covering remediation damages. We are not required to have environmental insurance for the rest of our airports in Argentina. However, in connection with any enlargements or remodeling projects undertaken at our airports, we may be required to prepare assessments of the projects’ potential environmental impacts.

In August 2005, a civil proceeding was brought by the Association of Surface Owners of Patagonia (Asociación de Superficiarios de la Patagonia, “ASSUPA”), a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport. In September 2006, Aeropuertos Argentina 2000 (AA2000) was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell Oil Company because AA2000 manages the real property where the environmental damage occurred. AA2000 has asserted that Shell Oil Company is solely responsible for any damage. We have not made any provisions in our financial statements to cover risks related to this proceeding. Shell Oil Company and the National Airports Regulatory Agency (Organismo Regulador del Sistema Nacional de Aeropuertos, “ORSNA”) are currently working together on the damage remediation activities.

In August 2011, ASSUPA brought a civil proceeding against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused at all airports under the AA2000 Concession Agreement.

As a solution, a “General Remediation Agreement” was entered into with ASSUPA, establishing the execution of specific agreements for each airport where remediation works should be conducted, and setting out the guidelines for each remediation work. It was also agreed that these works would be financed with the “Trust Fund for the Financing of Works at the Airports comprising Group ‘A’ of the National Airports System (Patrimonio de Afectación para el Financiamiento de Obras en los Aeropuertos que conforman el Grupo ‘A’ SISTEMA NACIONAL DE AEROPUERTOS, ‘SNA’).”

On April 15, 2021, a specific agreement for the remediation of Ezeiza Airport was also entered into. Both agreements were submitted to ORSNA and approved by the Court on August 30, 2021.

In addition, an agreement regarding the lawyers’ fees involved in all past and present judicial activity until the process ends has also been entered into. The amounts involved in this agreement are approximately U.S.$7 million, of which U.S.$5 million are allocated to the counterpart’s lawyer’s fees and U.S.$2 million are allocated to the counterpart’s expert’s fees.

On February 23, 2022, a specific agreement for the environmental remediation of San Fernando Airport was entered into and submitted to ORSNA; it was approved by the Court on December 29, 2022. The amount of the remediation is still being estimated.

On January 2, 2023, a specific agreement for the environmental remediation of Aeroparque Airport was entered into, submitted to ORSNA on January 25, 2023, and approved by the Court on May 27, 2024. The amount of the remediation is still being estimated. The costs associated with these remediation works will be considered investments under the AA2000 Concession Agreement.

Civil proceedings

ANSA

On October 26, 2018, ANSA was served with a complaint from a supplier alleging breach of contract related to hangar construction at Neuquén Airport. ANSA filed its response on November 21, 2018. On July 7, 2022, the court of first instance rejected the claim and ordered the plaintiff to pay court costs. The plaintiff appealed this decision. On December 13, 2023, the Court of Appeals partially upheld the plaintiff’s appeal, reversing the first instance ruling and ordering ANSA to pay approximately U.S.$0.6 million plus U.S.$0.3 million in interest (calculated as of December 31, 2025, at an annual rate of 8%). The costs for both instances were imposed on ANSA, initially totaling 53.3% of the judgment amount. After appeal, these costs were reduced to 15.6% of the judgment amount for the first instance proceedings and 30% of that figure for the second instance proceedings, based on the Argentine National Bank exchange rate (Banco de la Nación Argentina, “BNA”) prior to payment.

ANSA has appealed this ruling before the Supreme Court of Neuquén (Supreme Court of Neuquén, “Supreme Court of Neuquén”) on both the merits and the court costs, while former counsel appealed only the amount of the fees. The Supreme Court of Neuquén granted the extraordinary appeal filed by ANSA, reversing the prior ruling against it and reduced the attorneys’ fees awarded. However, the decision is not yet final.

The appeal does not prevent the beneficiaries of the judgment from requesting provisional seizures against ANSA to secure payment of their fees if the judgment is upheld. However, such seizures cannot be executed until the provincial extraordinary appeal is resolved and will proceed only if the appeal is dismissed. If seizures are requested, they must be backed by insurance policies. Counsel’s fees should be covered by the insurance policy previously submitted in the proceedings.

Novaurb

Novaurb S.A. has initiated legal proceedings against AA2000 before Commercial Court No. 20 (Case No. 10509/2024), seeking ARS15.2 billion in connection with alleged breaches related to Project ‘EZE 4046’. The lawsuit centers on claims of non-compliance with the termination settlement agreement dated May 19, 2019, including compensation for materials allegedly left at the construction site, reimbursement of the retention fund, and delayed return of surety bonds. The claimant also asserts entitlement to lost profits resulting from the alleged wrongful termination of the project by AA2000. The case is currently in the evidentiary stage.

DGR

The Córdoba General Revenue Directorate (Dirección General de Rentas, “DGR”) has initiated legal action against AA2000 regarding the collection of provincial real estate taxes for the property located at Córdoba Airport. The lawsuit covers unpaid obligations from May 2021 through December 2023 and has been extended to include the periods from January to July 2024. The updated claim amounts to AR$313.2 million. AA2000 has duly filed its response to the claim, and as of the date hereof, no judgment has been rendered. In connection with the proceedings, funds totaling AR$124.1 million have been subject to judicial attachment.

Brazilian Proceedings

Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”)

Administrative Proceedings

ICAB has been involved in multiple claims before the Brazilian National Civil Aviation Agency (Agência Nacional de Aviação Civil, “ANAC”) seeking economic re-equilibrium under the Brasilia Concession Agreement due to financial impacts primarily resulting from the COVID-19 pandemic.

In December 2021, under Instruction No. 139, ICAB requested ANAC to reschedule 50% of the 2021 fixed concession fee, which was due and payable on December 31, 2021, as previously approved by the Brazilian Ministry of Infrastructure (Ministério da Infraestrutura). ANAC denied this request, leading ICAB to file a formal claim against ANAC in January 2022. In February 2022, a provisional decision was granted, suspending ANAC’s ruling and ICAB’s default status until a final decision was reached. ANAC appealed, but in April 2022, the court of justice provisionally upheld the first instance judgment in favor of ICAB. In November 2023, the first instance ruling was confirmed, granting ICAB the right to reschedule 50% of the 2021 fixed concession fee. ANAC appealed. As of December 31, 2025, the court of justice has not issued its ruling and the case remains pending.

After partially deducting the 2021 fixed concession fee and rescheduling 50% of it, ANAC initiated an administrative procedure to determine whether ICAB was in default under the Concession Agreement. ICAB submitted a defense, and the procedure was stayed until a Federal Judge issues a ruling. Although the outcome of the proceedings cannot be assured, ICAB, based on the opinion of its external legal advisors, believes it is unlikely that the writ of mandamus will be rescinded by the court.

Regarding the 2022 fixed concession fee, a partial payment of R$81.6 million (equivalent to U.S.$15.0 million) was made through the application of re-equilibrium credits in 2022. To pay the remaining amount, ICAB presented an offer of payment using judicial credits (“Precatorios”) to the Ministry of Infrastructure (Ministério da Infraestrutura) in November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its obligations, while the analysis of the Precatorios was pending.

In March 2023, despite constitutional authorization, the Brazilian Attorney General (Advocacia-Geral da União, “AGU”) revoked its own regulation on the acceptance of Precatorios for concession fee payments and began analyzing a new regulation.

On May 15, 2023, ICAB submitted a request to pay the variable concession fee using Precatorios, but in June 2023, ANAC informed ICAB that the payment would not be recognized and initiated an administrative procedure to declare default, requesting ICAB to make a new payment based on the AGU’s revocation.

On June 15, 2023, ICAB filed a legal claim requesting the suspension of the payment requirement until the analysis of the Precatorios was completed. ICAB is still awaiting a final decision.

Although ICAB believed in the validity and legality of using Precatorios for payment of concession fees, on August 15, 2023, ICAB decided to pay in full the variable concession fee obligation, totaling R$9.1 million (equivalent to U.S.$1.9 million), through the application of re-equilibrium credits, and subsequently withdrew the request to pay via Precatorios. This payment was accepted, thereby closing the matter regarding the variable concession fee.

On December 7, 2023, ANAC granted R$86.1 million in re-equilibrium credits to be deducted from the 2023 fixed concession fee.

On July 30, 2024, ICAB filed claims before ANAC requesting economic re-equilibrium to compensate for costs incurred due to the absorption of migratory services previously provided by the Brazilian Federal Police (Polícia Federal). ICAB proposed compensation through an increase in international boarding tariffs.

On September 13, 2024, ICAB filed claims for economic re-equilibrium based on losses and costs incurred in connection with the COVID-19 pandemic for 2024. On January 14, 2025, ICAB was granted R$110.9 million to be deducted from the 2024 fixed concession fee. On June 30, 2025, ANAC granted the requested balance and increased international passenger boarding fees by 22.3%.

Civil Proceedings

ICAB

ICAB identified three payments totaling approximately R$0.9 million made during 2014 by the company (when Infravix was still an indirect shareholder of Inframérica) to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. On September 14, 2019, the Brazilian Federal Revenue Service (Receita Federal) imposed a payment of R$1.3 million in late taxes, claiming that these payments were without cause or did not identify a beneficiary. The case is currently being investigated by the Federal Court of the Federal District, where the proceedings are currently stalled. The outcome of this procedure remains uncertain. Infravix is no longer a shareholder in either ICASGA (as defined below) or ICAB. Neither ICAB nor ICASGA have been notified of any investigation against them.

Avianca

In December 2018, Avianca, an airline that operated at Brasilia Airport and Natal Airport, filed for judicial recovery. On December 10, 2018, approximately R$4.5 million in debts owed to ICASGA were authorized under the judicial recovery proceeding. Additionally, ICAB filed a judicial debt collection against Avianca for R$7.2 million with respect to debt not included in the judicial recovery. On July 4, 2019, the Brazilian court granted ICAB the right to liquidate Avianca’s assets located within Brasilia Airport for a value equal to the total outstanding amount. On September 16, 2019, R$0.9 million was collected through this liquidation process, while the outstanding amount is currently under expert assessment to determine the assets’ value.

SINA

In June 2022, the Airport Workers Union (Sindicato Nacional dos Aeroportuários, “SINA”) filed a lawsuit against ICAB demanding hazard pay equal to 30% of the salary for all workers who work on the airport apron, alleging that fueling aircraft exposes workers to a risk of explosion that must be compensated according to Brazilian law. The total estimated amount involved is approximately R$10.0 million. The judge ordered an expert to analyze the labor conditions, who concluded that they were hazardous. In December 2023, the judge issued a ruling ordering ICAB to pay the amount requested by SINA. ICAB appealed the ruling, but the appeal was denied in July 2025. ICAB intends to submit a new appeal to the Superior Labor Court (Tribunal Superior do Trabalho).

Tax Proceedings

In September 2014, ICAB initiated a lawsuit disputing the legality of the Property and Urban Territorial Tax (Imposto Predial e Territorial Urbano, “IPTU”) collected by the Brazilian Federal District (Distrito Federal - DF), arguing that such tax cannot be collected by a local government over an airport that belongs to the Federal Government. In October 2014, the judge granted a provisional decision suspending the tax collection, and in April 2015, a further ruling found the collection to be unfounded.

In June 2022, the Brazilian Supreme Court (Supremo Tribunal Federal) confirmed the decision of the Federal District Court, excluding ICAB’s responsibility for the payment of IPTU and restricting this tax to areas occupied by third parties who conduct activities unrelated to the airport.

Despite the favorable Supreme Court precedent, the Federal District initiated a new lawsuit demanding payment of R$5.0 million in outstanding IPTU taxes.

In September 2022, the Federal District again filed a lawsuit against ICAB, claiming payment of R$1.2 million in IPTU. ICAB answered both complaints using the same legal arguments raised in prior lawsuits. As of the date of this letter, neither of these claims has been ruled upon by the court of first instance.

There are currently five proceedings regarding IPTU claims, amounting to approximately U.S.$3.3 million.

Inframerica Concessionaire of São Gonçalo do Amarante Airport S.A. (Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A., “ICASGA”) – ACI do Brasil S.A (“ACI do Brasil”)

ACI do Brasil shall replace ICASGA in all legal proceedings as a result of the absorption of ICASGA by ACI do Brasil.

Administrative Proceedings

On March 5, 2020, ICASGA submitted a request to the ANAC to initiate the re-bidding process for Natal Airport and to transfer the operation of Natal Airport to a new operator following a new bidding process.

On May 19, 2023, ANAC conducted the new bidding process for the airport, which was awarded to Zurich Airports.

On December 28, 2023, ICASGA and ANAC executed an agreement regarding the incorporation of ICASGA by ACI do Brasil, effective as of December 31, 2023, by which ACI do Brasil assumed all rights and obligations of ICASGA.

On December 29, 2023, and January 5, 2024, the Federal Government and Zurich Airport paid ACI do Brasil R$199.7 million and R$323.4 million, respectively.

On February 14, 2024, ACI do Brasil requested from ANAC an economic re-equilibrium of R$2.1 million due to the impact of COVID-19 during the final months of the concession. The amount to be granted will be added to the final settlement of accounts.

The final settlement of accounts was completed, and on June 12, 2025, ANAC determined that R$7.6 million is the outstanding credit to be paid to ACI do Brasil in connection with the return of the assets.

Tax Proceedings

On November 1, 2017, ICASGA initiated a lawsuit before the Municipality of São Gonçalo do Amarante to dispute the legality of the Urban Property Tax (Imposto Predial e Territorial Urbano, “IPTU”) collected by the Municipality.

On January 18, 2018, the judge granted a provisional decision suspending the tax collection, and on August 27, 2019, a further ruling found the collection to be unfounded. The Municipality appealed and obtained a provisional decision allowing the collection of the tax up to approximately R$17.0 million. On December 11, 2019, ICASGA appealed this provisional decision, which was granted on May 27, 2020, resulting in the suspension of the tax collection. The Municipality appealed again before the Supreme Federal Court (Supremo Tribunal Federal, “Supreme Court”), and on June 16, 2020, the appeal was denied.

On November 17, 2020, the State Court issued its final decision and denied the Municipality’s appeal. Therefore, the judgment dismissing the collection of IPTU against ICASGA was confirmed. The Municipality filed a final appeal at the Supreme Court, and on August 1, 2023, an initial decision was granted in favor of the Municipality. The Minister decided to revoke the State Court’s last decision and ordered the State Court to re-examine the lawsuit. ICASGA submitted an appeal before the Supreme Court, requesting that this monocratic decision be reviewed by the other Ministers. The Supreme Court partially changed its decision, maintaining IPTU immunity as a rule, but allowing the Municipality to collect the tax only over areas occupied by third parties conducting activities unrelated to the airport public service.

Following the Supreme Court’s decision, in December 2023, the Municipality adjusted the tax amount demanded from R$80.0 million to R$8.0 million, representing the total IPTU for all concession years. ICASGA filed an administrative appeal, maintaining that the amount is still incorrect and should not be charged to ICASGA.

On April 3, 2024, the Municipality decided to (i) revoke the IPTU tax collection for the period between 2012 and 2014 and (ii) maintain the incidence of IPTU over the entire Airport for the period between 2015 and 2023.

ACI do Brasil (as successor to ICASGA) filed another administrative appeal, based on the Supreme Court decision that allows the Municipality to collect this tax only over airport areas occupied by third parties conducting activities unrelated to the airport public service, which was denied. The Municipality would have to pursue payment in court, in which case ACI do Brasil is prepared to contest it.

Labor proceedings

Several employees filed labor claims related to their dismissal due to the return of Natal Airport. As of December 31, 2025, ACI do Brasil estimates losses of U.S.$1.1 million, which has been provisioned.

Ecuadorian Proceedings

Tax proceedings

The Ecuatorian Internal Revenue Services (Servicio de Rentas Internas, “SRI”) determined that Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) owed approximately U.S.$3.3 million as 2017 income tax. On April 27, 2021, TAGSA submitted a request to the SRI to void its tax claim, which was rejected by SRI. After exhausting all administrative remedies, TAGSA filed a judicial claim for U.S.$4.5 million. On July 13 and September 6, 2022, two hearings took place, and on October 18, 2022, the court ruled in favor of TAGSA. On December 12, 2022, SRI submitted an appeal against this ruling, which was accepted by the National Court of Justice on July 6, 2023. On July 2, 2024, the Court issued a final ruling confirming the previous decision in favor of TAGSA.

On July 31, 2024, SRI filed an extraordinary protection action against the ruling issued by the National Court of Justice. On October 21, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected this action, leading to the case being archived and returned to the original court. On April 22, 2025, the return of the guarantee associated with the claim was ordered, therefore the case is deemed concluded with no liability assessed against TAGSA.

Italian Proceedings

TA entered into two preliminary sales contracts with NUOVE Iniziative Toscane (NIT) in 2018 committing to purchase land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first sales contract, the expected price was equal to EUR 75 million, of which EUR 3 million was paid as a deposit at the time of the execution, while for the second, the expected price was EUR 90,000 of which EUR 9,000 was paid at the time of the execution.

On September 10, 2021, NIT filed a claim before the Civil Court of Milan: (i) claiming the fulfillment of the conditions precedent required to obtain the issuance of a constitutive sentence pursuant to art. 2932 of the Italian Civil Code; and (ii) condemning TA to pay the remaining contract price (EUR 72 million for the first contract and EUR 81,000 for the second contract), in addition to the incurred costs and damages.

The Parties submitted their final briefs in December 2023, and on May 1, 2024, the Court issued the ruling where NIT’s claim was rejected and it was condemned to return to TA the sums that had been paid as deposit plus interest, as well as to pay the legal costs of TA.

On May 31, 2024, TA received the reimbursement from NIT of the deposit amounts plus interests, which amounted to EUR 4.7 million. On November 22, 2024, NIT appealed the first instance ruling. On April 9, 2025, the Appeal Court rejected NIT’s appeal, confirmed the ruling of the first instance and condemned NIT to pay TA the proceeding’s costs which amounted to approximately EUR 0.1 million. On May 23, 2025, the parties reached a settlement under which TA renounced its right to claim the EUR 0.1 million (legal costs and related charges) from NIT, and NIT, in turn, waived its right to further appeal the decision before the Cassation Court. As a result, the claim is now considered settled and fully and finally resolved.

Peruvian Proceedings

On July 13, 2017, the Government of Peru notified its unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero.

On June 21, 2018, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”) submitted a request for arbitration to the International Centre for Settlement of Investment Disputes (Centro Internacional de Arreglo de Diferencias Relativas a Inversiones, “ICSID”). On the same date, Corporación América S.A. also submitted a request for arbitration to ICSID under the Bilateral Investment Treaty (“BIT”) framework. Both proceedings before ICSID were consolidated into a single docket.

On August 10, 2023, Kuntur Wasi received notification from the ICSID Arbitral Tribunal, which found that the unilateral termination of the Concession Agreement by the Peruvian Ministry of Transport and Communications was arbitrary and unjustified. The Arbitral Tribunal determined the final award for damages and losses, and on February 28, 2024, both parties submitted additional information required by the Tribunal to calculate lost profits based on invested amounts and the recognition of interest.

On May 9, 2024, Kuntur Wasi was notified by ICSID of the final award on quantum, in which the Tribunal ordered the Republic of Peru to pay Kuntur Wasi damages in the amount of U.S.$91.2 million (including interest to February 28, 2024), together with any additional interest accrued to the date of payment.

In December 2025, Kuntur Wasi and the Government of Peru reached a final agreement regarding the compensation to be paid in full satisfaction of the final award issued by the ICSID, in the amount of U.S.$91.2 million. The Company holds an indirect 50% equity interest in Kuntur Wasi. The receipt of this payment, net of any applicable taxes, costs, or expenses, has been reflected in our Audited Consolidated Financial Statements in accordance with applicable accounting standards.

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

On October 23, 2020, we approved an amendment to the articles to reflect a share capital increase of U.S.$3,200,445 through the use of the authorized share capital and the issuance of 3,200,445 shares having a nominal value of U.S.$1.00 each, as approved by the compensation committee of the Company.

On May 23, 2023, the extraordinary general meeting of the shareholders of the Company approved amendments to our articles of association to implement the following: (i) renewal of the authorized share capital of the Company; (ii) amendment of the number of members of the executive committee (comité de direction) of the Company; (iii) amendment to the signatory powers in respect of the daily management (gestion journalière) of the Company; and (iv) amendment of the term “chairman” to “chairperson.”

On June 18, 2025, the articles were amended to reflect a share capital increase of U.S.$1,996,439 through the use of the authorized share capital and the issuance of 1,996,439 shares having a nominal value of U.S.$1.00 each, as approved by the Executive Committee of the Company on May 28, 2025, and duly documented under local law.

For a copy of our articles of association, as amended and currently in force, see Exhibit No. 1.1 to this annual report on Form 20-F.

General

We are a public limited liability company (société anonyme) incorporated under, and governed by, the laws of the Grand Duchy of Luxembourg. We are registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés de Luxembourg –”RCS”) under the number B174140. We were incorporated on December 14, 2012, under the name A.C.I. Airports International S.à r.l. The name changed to Corporación América Airports S.A. on September 14, 2017, upon conversion from a private limited liability company (société à responsabilité limitée) to a public limited liability company (société anonyme). Our registered office is currently located at 128, Boulevard de la Pétrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg.

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

Issuance of Common Shares

Our shareholders have renewed the initial authorization granted to the board of directors to issue common shares up to the maximum amount of the authorized unissued share capital of the Company for a period of five years from the date of the deed renewing such authorization (regardless of the date of its publication in the RESA), which period may be subsequently and indefinitely renewed, to such persons, and on such terms and for such consideration as the board of directors may determine.

Our authorized share capital consists of 225,000,000 common shares with a nominal value of U.S.$1.00 per share, out of which 59,780,854 common shares with a nominal value of U.S.$1.00 are left. We have 165,219,146 common shares issued and outstanding, of which 2,040,816 are held as treasury shares. All of our issued and outstanding common shares are fully paid and the board of directors cannot call on or compel our shareholders to contribute additional amounts to the Company.

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

Registration Rights and Indemnification Agreements

We have entered into a registration rights and indemnification agreement with the Majority Shareholder. This agreement provides to the Majority Shareholder up to five “demand” registrations for the sale of our common shares. Additionally, the agreement provides the Majority Shareholder and its affiliate transferees customary “piggyback” registration rights. The registration rights and indemnification agreement also provide that we will pay certain expenses relating to such registrations and indemnify such holders of registrable securities against certain liabilities which may arise under the Securities Act.

We have also entered into a transaction agreement with ICD. This agreement provides ICD with piggy-back registration rights until the 18-month anniversary of the closing date of the transaction (May 28, 2025). Under this agreement, if we or the Majority Shareholder propose to file a registration statement for an offering of our common shares (other than in connection with a merger or acquisition), we are required to give ICD at least 15 days’ written notice and offer ICD the opportunity to register for sale a number of common shares up to a maximum of 25% of the total consideration expected to be received under the proposed offering.

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

Non-Distributable Reserve

Our articles of association provide for the creation of a non-distributable reserve. We recorded this non-distributable reserve in the amount of U.S.$1,354.1 million. The non-distributable reserve may be reduced by a resolution adopted by the general meeting of shareholders.

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

Prospective purchasers of our common shares (“Shareholders”) should consult their own tax advisers as to the applicable tax consequences of the ownership of our common shares, based on their particular circumstances. Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in this section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax laws and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) and personal income tax (impôt sur le revenu des personnes physiques) generally. Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies or taxes. Corporate income tax, municipal business tax, net wealth tax as well as the solidarity surcharge invariably applies to most corporate taxpayers’ resident of Luxembourg for tax purposes. Corporate taxpayers may further be subject to a top-up tax arising under any legislation implementing the OECD’s Tax Challenges Arising from Digitalization of the Economy – Global Anti-Base Erosion Model Rules (the “OECD Pillar Two Model Rules”), Council Directive (EU) 2022/2523 of December 14, 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union (the “Pillar Two Directive”), the Luxembourg law of December 22, 2023 implementing the Pillar Two Directive (the “Pillar Two Law”) or similar rules. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

A fixed registration duty of €75 will be due at the moment of the incorporation of the Company, in case of amendment to the articles of association, or upon transfer to Luxembourg of the registered office or the central administration of a civil or commercial company.

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

The Company is liable to Luxembourg corporation taxes. The standard applicable rate of Luxembourg corporation taxes (which include corporate income tax, municipal business tax and the solidarity surcharge) is 23.87% in 2025 for a company established in the City of Luxembourg.

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

The Company is as a rule subject to Luxembourg net wealth tax (“NWT”) on its net assets as determined for NWT. NWT is levied at the rate of 0.5% on net assets not exceeding €500 million and at the rate of 0.05% on the portion of the net assets exceeding €500 million. Net worth is referred to as the unitary value (valeur unitaire), as determined at January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) liabilities vis-à-vis third parties.

Under the participation exemption regime, a qualified shareholding held by the Company in a Qualified Subsidiary is exempt for NWT. A “Qualified Subsidiary” means ordinary shares representing a direct participation of at least 10% in the share capital of the company or a direct participation in the company of an acquisition price of at least €1.2 million (or an equivalent amount in another currency).

Notwithstanding the above, a minimum net wealth tax is levied on corporate entities having their statutory seat or central administration in Luxembourg. From 2025 onwards, the MNWT is determined solely on the basis of the company’s total balance sheet and amounts to €4,815 for a company having a total balance sheet exceeding €2 million.

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

There is a double tax treaty between Luxembourg and the United States under which the Luxembourg withholding tax may be reduced to 5% if the beneficial owner of the dividend is a U.S. corporation that holds directly at least 10% of the voting stock of the Company (or to 0% if the beneficial owner holds at least 25% of the voting stock and certain other requirements are met). In addition, under Luxembourg domestic law, a dividend paid to a U.S. corporation may qualify for an exemption from Luxembourg withholding tax if it has held either (i) at least 10% of the stock of the Company or (ii) stock of the Company having an acquisition value of at least €1,200,000, for at least 12 months at the time of distribution. U.S. Holders (as defined below) should consult their own tax advisors regarding the availability to them of an exemption from Luxembourg withholding taxes.

Where the recipient of the dividend is not a U.S. corporation but is located elsewhere, a withholding tax exemption may apply under the participation exemption if cumulatively (i) the Shareholder is an eligible parent (“Eligible Parent”) and (ii) at the time the income is made available, the holder of our shares has held or commits itself to hold for an uninterrupted period of at least 12 months a direct participation of at least 10% of our share capital or a direct participation having an acquisition price of at least €1.2 million (or an equivalent amount in another currency). Holding participation through an entity treated as tax transparent from a Luxembourg income tax perspective is deemed to be a direct participation in proportion to the net assets held in this entity.

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

Furthermore, certain corporate Shareholders may benefit from an exemption of Luxembourg corporation taxes on dividend income under the following conditions:

●	the Shareholder receiving the dividends is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and
●	on the date on which the income is made available, the Shareholder holds or commits to hold directly (or even indirectly through certain entities) for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1.2 million).

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

Capital gains realized upon the disposal of shares by a Luxembourg resident corporate Shareholder (fully subject to Luxembourg corporation taxes) are in principle fully taxable. However, an exemption from Luxembourg corporation taxes applies under the following conditions:

●	the Shareholder realizing the capital gains is either (i) a fully taxable Luxembourg resident collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a Luxembourg permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a Luxembourg permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State); and
●	on the date on which the disposal takes place, the Shareholder has held for an uninterrupted period of at least twelve months, a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €6 million).

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

The Shareholder which is (i) a Luxembourg resident fully taxable collective entity, (ii) a Luxembourg permanent establishment of an EU resident collective entity falling within the scope of article 2 of the EU Parent-Subsidiary Directive, (iii) a domestic permanent establishment of a joint-stock company that is resident in a State with which Luxembourg has concluded a double tax treaty, or (iv) a domestic permanent establishment of a joint-stock company or of a cooperative company which is a resident of a EEA Member State (other than a EU Member State), may be exempt from Luxembourg net wealth tax on its shares if it holds a participation of at least 10% in the share capital of the Company (or with an acquisition price of at least €1.2 million).

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

The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the acquisition, ownership or disposition of our common shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

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

Taxation of distributions

Distributions received by a U.S. Holder on common shares, including the amount of any Luxembourg taxes withheld, generally will be subject to U.S. taxation as foreign source dividend income to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the common shares and thereafter as capital gain. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions (including any Luxembourg taxes withheld) will be reported to U.S. Holders as dividends. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company. Corporate U.S. Holders will not be entitled to claim the dividends received deduction with respect to dividends paid by the Company. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that the holding period requirement is met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States. The common shares of the Company are listed on the NYSE and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. Therefore, subject to the discussion of the PFIC rules below, the Company believes that it will be a qualified foreign corporation for purposes of the reduced tax rate, although no assurance can be given that it will continue to be treated as a qualified foreign corporation in the future. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source “passive category” income for U.S. foreign tax credit limitation purposes. Subject to certain generally applicable limitations (including a minimum holding period requirement), any Luxembourg tax withheld with respect to distributions made on our common shares may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. These generally applicable restrictions and conditions include new requirements adopted in Treasury regulations promulgated in December 2021, and subject to the discussion below, there can be no assurance that any taxes imposed by Luxembourg will satisfy these requirements. A subsequent notice from the Internal Revenue Service (“IRS”) provides temporary relief from such Treasury regulations by allowing taxpayers to apply a modified version of the Treasury regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the Treasury regulations and complies with specific requirements set forth in a previous notice. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the tax treaty between Luxembourg and the United States or (ii) consistently elects to apply the modified version of the Treasury regulations in the manner described in the preceding sentence, the Luxembourg tax on dividends generally will qualify as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Luxembourg tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any otherwise creditable foreign income taxes, the U.S. Holder may be able to deduct the Luxembourg tax in computing the U.S. Holder’s taxable income for U.S. federal income tax purposes, subject to applicable limitations and requirements. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Passive foreign investment company rules

The Company believes that it was not a PFIC for its 2025 taxable year and does not expect to be a PFIC for its 2026 taxable year or in the foreseeable future. A non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Although rental income generally is passive income, certain exceptions apply to allow a lessor to treat its rental income as non-passive. One exception provides that rental income earned by a lessor from leasing real property with respect to which the lessor, through its own officers or staff of employees, regularly performs active and substantial management and operational functions while the property is leased will be non-passive income. The Company believes that the rental income that it takes into account for purposes of the PFIC tests described above currently qualifies for this exception. However, because PFIC status depends upon the composition of the Company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our non-U.S. subsidiaries is also a PFIC, the U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules.

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

Because the mark-to-market election applies only to marketable stock, whether or not our common shares are treated as listed on a “qualified exchange or other market,” a mark-to-market election under current law is likely to be unavailable with respect to any lower-tier PFIC. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of our subsidiaries.

We do not intend to provide the information that would be necessary to allow a U.S. Holder to make a “qualified electing fund” election, which could mitigate the adverse U.S. federal income tax consequences of owning our common shares in the event were to be or become a PFIC.

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

As stated in the Income Tax Law, capital gains resulting from the sale, transfer or any other act of disposition by non-Argentine residents of shares or other participations in foreign entities, trusts, or other similar structures, which have been acquired on or after January 1, 2018 are taxable when the following two conditions are simultaneously met: (i) 30% or more of the value of the foreign entity is derived from assets located in Argentina, and (ii) the participation being transferred represents (at the moment of the sale or transfer or during the 12 prior months) 10% or more of the equity of the foreign entity. For purposes of calculating this 10% threshold, Argentine regulations provide that, in certain cases, shares sold by entities controlled by or related to the seller, by the seller’s spouse, domestic partner (conviviente) and/or certain relatives must also be taken into account). The applicable tax rate would be 15% on the actual net gain or 13.5% (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price to the extent, in both cases, the seller does not reside in non-cooperative jurisdictions, or the invested funds do not come from non-cooperative jurisdictions) on the sale price of the proportional value that corresponds to the Argentine assets. However, the tax may be not applied or the rate may be reduced for residents of certain jurisdictions with whom Argentina concluded a treaty for the avoidance of double taxation in force at the time of the tax event.

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

Since the Argentine assets currently represent more than 30% of the value of the total assets of the Company on a consolidated basis, a holder that sells or transfers our common shares, acquired after January 1, 2018, would be subject to the Argentine capital gains tax to the extent such common shares represent 10% or more of the Company’s equity.

The General Resolution No. 4,227/18 issued by the Argentine Tax Authorities foresees that the tax will be payable either by: (i) the purchaser of the share capital of the foreign entity if it is an Argentine resident, or (ii) by a legal local representative or directly by the seller through an international wire transfer if the purchaser is not an Argentine tax resident.

If the recipient of the capital gain chooses to assess the tax considering the actual net gain method, the recipient shall inform the decision to the withholding agent (if applicable) and provide proof of the sales price, acquisition, and its adjustment. The withholding agent or the legal representative, if applicable, shall keep such proof. If a treaty for the avoidance of double taxation applies, such proof must be provided to the withholding agent.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (pursuant to Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2025.

The Company has established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Such information is accumulated and made known to the officers who certify the Company’s financial reports and to other members of senior management and the Disclosure Committee as appropriate to allow timely decisions regarding required disclosure. For further information on our Disclosure Committee, see “Item 6. Directors, Senior Management and Employees―C. Board Practices―Disclosure Committee.”

Please see Exhibits Nos. 12.1, 12.2, 13.1 and 13.2 to this annual report on Form 20-F for the certifications required by this Item.

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

Based on its evaluation and as set forth in its report dated March 17, 2026, included in Item 18 of this annual report, CAAP’s management concluded that CAAP’s internal control over financial reporting was effective as of December 31, 2025.

C. ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears on page F-1 herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid and payable to the Company’s Principal Accountant

In 2025, Price Waterhouse & Co. S.R.L. served as the principal external auditor for the Company. Fees paid and payable to Price Waterhouse & Co. S.R.L. and other PwC member firms in 2025 and 2024 are detailed below:

	For the Year Ended December 31,
	2025	2024
Audit fees	2,250	2,214
Audit related fees	128	22
Tax fees	104	48
All other fees	375	12
Total	2,857	2,296

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

Our audit committee has authorized all auditing and non-auditing services provided by our independent accountants during the year ended December 31, 2025 and the fees paid for such services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor, to our knowledge, any affiliated purchaser has made any purchases of our registered equity securities during the fiscal years ended on December 31, 2025, 2024 and 2023.

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

Code of Business Conduct and Ethics

Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our articles of association require the adoption or disclosure of such a code of conduct. However, as stated in our Corporate Governance Code, we have adopted a Code of Conduct and related integrity policies that apply to all directors, officers and employees, which complies with the NYSE’s requirements, except that it does not require the disclosure of waivers of the code for directors and officers. We have also adopted an additional Code of Ethics applicable to our Chief Executive Officer, the Chief Financial Officer, the Controller, Accounting & Tax Officer, or persons performing similar functions. See “Item 16B. Code of Ethics.”

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

For a copy of our Insider Trading Policy, see Exhibit No. 11.1 to this annual report on Form 20-F.

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

All strategic information security projects are established in a global strategic plan, based on the analysis of the risks determined and classified in accordance with the Cybersecurity Risk Matrix. Critical risks are addressed by a combination of security services and technology. Also, a global security operation center and an incident response and threat intelligence service are in place. A combination of information security applications and monitoring controls are also used to detect and protect the information assets based on protection layers criteria. Global penetration testing and security reviews are regularly performed in our subsidiaries. In 2025, the Information Security Dept. implemented a new preventive strategy grounded in offensive security principles. This approach includes ongoing ethical hacking activities targeting both applications and IT infrastructure worldwide. These tasks are conducted by CAAP’s ethical hacking team, supported by specialized cybersecurity professionals from Ernst & Young (EY) Argentina.

Also, the Cybersecurity Policy created the Information Security Incident Response Committee which is a non-permanent body, mainly responsible for coordinating and authorizing the strategy and tasks to contain a Cybersecurity Incident and restore normal operation. The members of the ISIRC are:

(a)	an Information Security Specialist (local and/or corporate);
(b)	local IT Manager/Responsible (of the involved subsidiary);
(c)	the Head of Legal and Compliance (representing our Executive Committee); and
(d)	if necessary, members of other technology-related teams, or members of our Executive Committee or other members of senior management shall be included.

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

In relation to the “containment” strategy, the Cybersecurity Policy establishes that it is dependent on the type of attack and its potential impact on the organization. In any case, after the Cybersecurity Incident has been successfully contained, any element or change produced because of the Cybersecurity Incident must be repaired. This could include rebuilding affected servers, removing malware, or closing and resetting passwords of breached accounts.

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

The Head of Legal and Compliance leads the disclosure process if the Cybersecurity Incident is material. In accordance with the terms and conditions of our third-party agreements, our providers are obliged to inform us immediately in the case of detection of a Cybersecurity Incident that could involve the Company in any manner, in which case the local cybersecurity manager must call an ISIRC who must define if it should be reported to the Executive Committee to determine if it is material.

We also created a global information security department which reports to the Executive Committee. We also hired a global information security manager and reinforced the global information security department with multicultural security specialists in different locations. This area was reorganized in 2024 to incorporate an Identity and Access Manager, to increase the protection and focus over users account, identities and access management. In 2025, we strengthened our cyber defense capabilities by bringing on a Global Cybersecurity Manager to lead corporate level incident response and drive key strategic cybersecurity initiatives. Jointly global and local information security departments are focused on cybersecurity risks, contingency procedures, security governance, access and identity management, infrastructure protection and monitoring, researching and deploying of new technology to improve protection of information and communication systems.

Finally, although our business strategy, results of operations or financial condition have not been materially affected by Cybersecurity Incidents up to the date of this annual report on Form 20-F, we understand that the cybersecurity risks have been increasing, especially as infiltrating technology continues to become increasingly sophisticated, and while we have implemented several measures and procedures to mitigate such risk, such as the Cybersecurity Policy, we must remain vigilant and alert to such risks and keep our systems and procedures updated to the most recent trends.

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

The Board of Directors has also decided to include cybersecurity as a permanent item of the agenda of its meetings and to receive a report with a summary of any cybersecurity event, even not material, on a quarterly basis. Additionally, and as required by internal policies, the Board of Directors must be informed of any critical or high impact security incident detected at any time. Moreover, as part of its commitment to cybersecurity awareness and governance, on March 18, 2025, the Information Security Corporate Manager, together with an external advisor,who assists the Company in managing security alerts, conducted a workshop to provide Board members with an overview of how the Security Operations Center functions, including alert management and incident response processes.

Finally, in terms of governance, it is worth pointing out the role of the ISIRC, non-permanent body responsible for overseeing the risk management’s efforts and strategy of the Company in the event of a Cybersecurity Incident. The members of the ISIRC are mentioned above.

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning at page F-1.

Corporación América Airports S.A.
Audited Consolidated Financial Statements

ITEM 19. EXHIBITS

The following exhibits are filed or incorporated by reference as part of this annual report:

Exhibit No.	Description
1.1*	Amended Articles of Association of Corporación América Airports S.A., as amended in June 2025.
2.1*	Description of Securities registered pursuant to Section 12 of the Exchange Act.
2.2#

Form of Registration Rights and Indemnification Agreement, by and between A.C.I. Airports S.à r.l. and Corporación America Airports S.A. (Incorporated by reference to the Company’s Registration Statement on Form F-1/A filed on January 10, 2018, Exhibit No. 10.1 (File No. 333-221916).)

4.1

English translation of the Concession Agreement for the operation of airports in Argentina, dated as of February 9, 1998, by and between Aeropuertos Argentina S.A. and the Argentine Government. (Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on December 6, 2017, Exhibit No. 10.2(a) (File No. 333-221916).)

4.2

English translation of Note 152/08 issued by ORSNA and of the Final Memorandum of Agreement by and between Aeropuertos Argentina S.A. and the Argentine Government. (Incorporated by reference to the Company’s Registration Statement on Form F-1/A filed on December 26, 2017, Exhibit No. 10.2(b) (File No. 333-221916).)

4.3#*

English translation of the Amended Concession Agreement for the International Airport of Brasilia, dated as of June 14, 2012, by and between Concessionária do Aeroporto de Brasilia S.A. and Agência Nacional de Aviação Civil, as amended from time to time.

4.4

English translation of the Comprehensive Management Agreement, dated as of February 6, 2003, by and between the Ministry of National Defense of Uruguay and Puerta del Sur S.A. (Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on December 6, 2017, Exhibit No. 10.4 (File No. 333-221916).)

4.5

English translation of the Amendment to the Comprehensive Management Agreement, dated as of August 11, 2003, by and between the Ministry of National Defense and Puerta del Sur S.A. (Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on December 6, 2017, Exhibit No. 10.5 (File No. 333-221916).)

4.6

English Translation of the Amendment to the Comprehensive Management Agreement entered into on February 28, 2005, by and between the Ministry of National Defense and Puerta del Sur S.A. (Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on December 6, 2017, Exhibit No. 10.6 (File No. 333-221916).)

4.7

English Translation of the Amendment to the Comprehensive Management Agreement, dated as of November 17, 2003, by and between the Ministry of National Defense and Puerta del Sur S.A. (Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on December 6, 2017, Exhibit No. 10.7 (File No. 333-221916).)

4.8

English Translation of the Amendment to the Comprehensive Management Agreement, dated as of September 2, 2014, by and between the Executive Power—Ministry of National Defense and Puerta del Sur S.A. (Incorporated by reference to the Company’s Registration Statement on Form F-1 filed on December 6, 2017, Exhibit No. 10.8 (File No. 333-221916).)

4.9#*	English Translation of the Amendment to the Comprehensive Management Agreement, dated as of December 16, 2020, by and between the Executive Power—Ministry of National Defense and Puerta del Sur S.A.
4.10#*

English Translation of the Amendment and Extension Agreement to the Comprehensive Management Agreement, dated as of November 8, 2021, by and between the Executive Power—Ministry of National Defense and Puerta del Sur S.A.

4.11#*	English Translation of the Amendment to the Comprehensive Management Agreement, dated as of May 15, 2024, by and between the Executive Power—Ministry of National Defense and Puerta del Sur S.A.
4.12#*

English Translation of the Second Agreement for the Extension and Modification of the Comprehensive Management Agreement, dated as of May 15, 2024, by and between the Executive Power—Ministry of National Defense and Puerta del Sur S.A.

4.13*	Concession Agreement between the Government of the Republic of Armenia and Corporación América S.A. (“CASA”), dated as of December 17, 2001.
4.14*

Addendum to Concession Agreement between the Government of the Republic of Armenia and CASA, dated as of May 17, 2002, by which the parties agree that an Armenian subsidiary of AMIA would be the manager of the concession (Armenia International Airports CJSC – “AIA”)).

4.15*	Assignment of Concession Agreement between Government of the Republic of Armenia and CASA, from CASA to American International Airports LLC (“AMIA”), dated as of May 22, 2002.
4.16*	Addendum to Concession Agreement between the Government of the Republic of Armenia and AIA, dated as of February 20, 2003.
4.17*	Second Addendum to the Concession Agreement signed between the Government of Armenia and AIA, dated as of October 19, 2006.
4.18*	Third Addendum to the Concession Agreement signed between the Government of Armenia and AIA, dated as of November 16, 2007.
4.19*	Fourth Addendum to the Concession Agreement signed between the Government of Armenia and AIA, dated as of June 10, 2010.
4.20*	Fifth Addendum to the Concession Agreement signed between the Government of Armenia and AIA, dated as of January 23, 2026.
4.21

ORSNA Resolution No. 54/2008 – Regulatory Accounting Manual (Notice to Aeropuertos Argentina 2000 S.A.), dated as of August 8, 2008. (Incorporated by reference to the Company’s Form 20-F filed on April 24, 2019, Exhibit 4.1.)

4.22

ORSNA Resolution No. 111/2008 – Mechanisms for Review of the Financial Projection of Income and Expenses of the Concession (Note U.S.G. No. 02-09), dated as of January 8, 2009. (Incorporated by reference to the Company’s Form 20-F filed on April 24, 2019, Exhibit 4.2.)

4.23#†*

ORSNA Resolution No. 60/2021 – Approves minutes of meetings between ORSNA and Aeropuertos Argentina 2000 S.A. held on August 3, 2021 and September 2, 2021 (Notice to Aeropuertos Argentina 2000 S.A. on September 23, 2021), dated as of September 23, 2021.

4.24

Technical Conditions for the Extension of the AA2000 Airport Concessions (Group “A” of the National Airport System), dated as of November 30, 2020, and ratified by Decree No. 1009/2020, dated as of December 16, 2020, between Organismo Regulador del Sistema Nacional de Aeropuertos (ORSNA) and Aeropuertos Argentina 2000 S.A. (Incorporated by reference to the Company’s Form 20-F filed on April 9, 2021, Exhibit 4.1.)

4.25#†*	Transaction Agreement dated as of May 28, 2025, between the Company and Investment Corporation of Dubai, regarding the sale of shares held by Mataar Holdings 2 B.V. to Dicasa Spain S.A.U.
8.1*	List of Subsidiaries.
11.1	Insider Trading Policy (Incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F filed with the SEC on March 28, 2024 (File No. 001-38354)).
12.1*	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
12.2*	Certification of Jorge Arruda Filho Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 302 of the Sarbanes Oxley Act of 2002.
13.1*	Certification of Martín Francisco Antranik Eurnekian, Chief Executive Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
13.2*	Certification of Jorge Arruda Filho, Chief Financial Officer of Corporación América Airports S.A., pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
23.1*	Consent of Price Waterhouse & Co. S.R.L
97.1	Clawback Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F filed with the SEC on March 28, 2024 (File No. 001-38354)).
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).
*	Filed with this Annual Report on Form 20-F.
#

Certain portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

†	Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

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

Dated: March 17, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Corporación América Airports S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Corporación América Airports S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024 , and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

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

Brazilian Concession Assets Impairment Assessment

As described in Notes 2.D(1), 2.Y(a) and 12 to the consolidated financial statements, the Company’s consolidated concession assets balance was USD 3,123 million as of December 31, 2025, out of which USD 538.8 million correspond to the Brazilian Concession assets. Management reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or CGUs). Management performed impairment test for the Brazilian Concession assets (Brazilian CGU) based on the discounted cash flow model (value in use), considering significant assumptions related to passenger growth rates and discount rate.

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

March 17, 2026

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

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on its evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Luxembourg, Luxembourg

March 17, 2026

By:	/s/ Martín Francisco Antranik Eurnekian	By:	/s/ Jorge Arruda Filho
Name: Martín Francisco Antranik Eurnekian		Name: Jorge Arruda Filho
Title: Chief Executive Officer		Title: Chief Financial Officer

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended on December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Corporación América Airports S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

As of December 31, 2025 and 2024

and for the years ended December 31, 2025, 2024 and 2023

R.C.S. Luxembourg B 174.140

128, Boulevard de la Pétrusse

L – 2330 Luxembourg

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended on December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF INCOME

		For the year	For the year	For the year
		ended	ended	ended
	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Continuing operations
Revenue	5	1,962,134	1,843,267	1,400,038
Cost of services	6	(1,272,363)	(1,237,333)	(914,677)
Gross profit		689,771	605,934	485,361
Selling, general and administrative expenses	7	(220,198)	(198,108)	(138,669)
Impairment (loss) / reversal of non-financial assets		(335)	—	102,838
Other operating income	8	31,792	46,390	100,560
Other operating expense		(12,746)	(6,963)	(9,453)
Operating income		488,284	447,253	540,637
Share of income / (loss) in associates	10,15	31,083	(996)	7,108
Income before financial results and income tax		519,367	446,257	547,745
Financial income	9	68,344	71,430	101,598
Financial loss	9	(243,955)	110,305	(406,570)
Inflation adjustment	9	(11,074)	(21,260)	(40,547)
Income before income tax		332,682	606,732	202,226
Income tax	11	(74,963)	(298,820)	24,241
Income for the year		257,719	307,912	226,467
Attributable to:
Owners of the parent		247,724	282,674	239,506
Non-controlling interest		9,995	25,238	(13,039)
		257,719	307,912	226,467
Earnings per share for profit attributable to the ordinary equity holders of the Group:	31
Basic earnings per share		1.53	1.76	1.49
Diluted earnings per share		1.52	1.75	1.49

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended on December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year	For the year	For the year
		ended	ended	ended
		December 31, 2025	December 31, 2024	December 31, 2023
Income for the year		257,719	307,912	226,467
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligation net of tax		27	(33)	4
Items that may be reclassified to profit or loss:
Changes in the fair value of the instruments used to hedge cash flows		1,561	(3,517)	—
(Loss) / income tax impact of the instruments used to hedge cash flows		(374)	844	—
Share of other comprehensive income / (loss) from associates	15	81	19	(70)
Currency translation adjustment (Note 25.d and 25.e)		(78,444)	466,203	(281,684)
Other comprehensive (loss) / income for the year, net of income tax		(77,149)	463,516	(281,750)
Total comprehensive income / (loss) for the year		180,570	771,428	(55,283)
Attributable to:
Owners of the parent		189,328	647,792	7,818
Non-controlling interest		(8,758)	123,636	(63,101)
		180,570	771,428	(55,283)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended on December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At	At
	Notes	December 31, 2025	December 31, 2024
ASSETS
Non-current assets
Intangible assets, net	12	3,137,980	3,155,448
Property, plant and equipment, net	13	86,116	77,801
Right-of-use asset	14	8,933	9,921
Investments in associates	15	43,344	11,746
Other financial assets at fair value through profit or loss	20	5,413	4,237
Other financial assets at amortized cost	20	108,896	84,618
Deferred tax assets	16	12,638	13,372
Inventories	18	294	314
Other receivables	17	60,010	58,461
Trade receivables	19	11	18
		3,463,635	3,415,936
Current assets
Inventories	18	14,735	11,410
Other financial assets at fair value through profit or loss	20	2,451	3,129
Other financial assets at amortized cost	20	119,633	82,923
Other receivables	17	66,594	63,156
Current tax assets		10,989	7,366
Trade receivables	19	177,744	157,546
Cash and cash equivalents	21	592,759	439,847
		984,905	765,377
Assets classified as held for sale		137	137
		985,042	765,514
Total assets		4,448,677	4,181,450

EQUITY	25
Share capital		165,219	163,223
Share premium		221,434	183,430
Treasury shares		(3,918)	(4,094)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(175,542)	(116,471)
Legal reserves		10,017	7,419
Other reserves		(1,332,210)	(1,319,682)
Retained earnings		964,641	718,511
Total attributable to owners of the parent		1,586,579	1,369,274
Non-controlling interests		74,169	148,686
Total equity		1,660,748	1,517,960

LIABILITIES
Non-current liabilities
Borrowings	22	955,856	1,042,704
Derivative financial instruments liabilities	3.A	1,223	3,351
Deferred tax liabilities	16	400,582	383,369
Other liabilities	23	693,493	621,412
Lease liabilities	14	5,406	7,010
Non-current tax liabilities		1,636	—
Trade payables	24	1,219	1,914
		2,059,415	2,059,760
Current liabilities
Borrowings	22	139,362	115,367
Other liabilities	23	428,947	348,586
Lease liabilities	14	4,326	3,707
Derivative financial instruments liabilities	3.A	934	—
Current tax liabilities		23,789	15,307
Trade payables	24	131,156	120,763
		728,514	603,730
Total liabilities		2,787,929	2,663,490
Total equity and liabilities		4,448,677	4,181,450

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
				Free	Non-		Currency
	Share	Share	Treasury	distributable	distributable	Legal	translation	Other	Retained		Non-controlling
	capital	premium	shares	reserves	reserves	reserves	adjustment	reserves	earnings (1)	Total	interests	Total
Balance at January 1, 2025	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Income for the year	—	—	—	—	—	—	—	—	247,724	247,724	9,995	257,719
Share-based payments reserve (Notes 25.a, 25.b and 30)	—	—	176	—	—	—	—	(97)	1,004	1,083	—	1,083
Other comprehensive (loss) / income for the year (Note 25.c)	—	—	—	—	—	—	(59,071)	675	—	(58,396)	(18,753)	(77,149)
Transfer to legal reserve	—	—	—	—	—	2,598	—	—	(2,598)	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(38,707)	(38,707)
Acquisition of non-controlling interests through issuance of shares (Note 25.a, 25.c and 25.d)	1,996	38,004	—	—	—	—	—	(15,854)	—	24,146	(24,146)	—
Other acquisition of non-controlling interest (Note 25.b and 25.d)	—	—	—	—	—	—	—	2,748	—	2,748	(2,906)	(158)
Balance at December 31, 2025	165,219	221,434	(3,918)	378,910	1,358,028	10,017	(175,542)	(1,332,210)	964,641	1,586,579	74,169	1,660,748
Balance at January 1, 2024	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909
Income for the year	—	—	—	—	—	—	—	—	282,674	282,674	25,238	307,912
Share-based payments reserve (Notes 25.a, 25.b and 30)	—	—	228	—	—	—	—	110	805	1,143	—	1,143
Other comprehensive income / (loss) for the year (Note 25.c)	—	—	—	—	—	—	366,381	(1,263)	—	365,118	98,398	463,516
Transfer to legal reserve	—	—	—	—	—	3,743	—	—	(3,743)	—	—	—
Dividends to non-controlling interests (Note 25.d)	—	—	—	—	—	—	—	—	—	—	(27,380)	(27,380)
Acquisition of non-controlling interests (Note 25.b and 25.d)	—	—	—	—	—	—	—	(4,641)	—	(4,641)	(26,499)	(31,140)
Balance at December 31, 2024	163,223	183,430	(4,094)	378,910	1,358,028	7,419	(116,471)	(1,319,682)	718,511	1,369,274	148,686	1,517,960
Balance at January 1, 2023	163,223	183,430	(4,600)	378,910	1,358,028	1,081	(251,145)	(1,314,025)	201,193	716,095	146,274	862,369
Income / (loss) for the year	—	—	—	—	—	—	—	—	239,506	239,506	(13,039)	226,467
Shareholders contributions (Note 25.d)	—	—	—	—	—	—	—	—	—	—	9,424	9,424
Share-based payments reserve (Notes 25.a, 25.b and 30)	—	—	278	—	—	—	—	106	671	1,055	—	1,055
Other comprehensive (loss) / income for the year (Note 25.c)	—	—	—	—	—	—	(231,707)	19	—	(231,688)	(50,062)	(281,750)
Transfer to legal reserve	—	—	—	—	—	2,595	—	—	(2,595)	—	—	—
Dividends to non-controlling interests (Note 25.d)	—	—	—	—	—	—	—	—	—	—	(13,656)	(13,656)
Changes in non-controlling interests (Note 25.d)	—	—	—	—	—	—	—	12	—	12	(12)	—
Balance at December 31, 2023	163,223	183,430	(4,322)	378,910	1,358,028	3,676	(482,852)	(1,313,888)	438,775	724,980	78,929	803,909

(1) Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.c.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended	For the year ended	For the year ended
	Notes	December 31, 2025	December 31, 2024	December 31, 2023
Cash flows from operating activities
Income for the year		257,719	307,912	226,467
Adjustments for:
Amortization and depreciation	12,13,14	229,079	203,008	151,593
Deferred income tax	11	29,246	263,620	(62,697)
Current income tax	11	45,717	35,200	38,456
Share of (income) / loss in associates	10	(31,083)	996	(7,108)
Impairment loss / (reversal) of non-financial assets		335	—	(102,838)
Loss on disposals of property, plant and equipment and intangible assets		641	221	592
Gain on disposal of subsidiaries		—	(391)	—
Low value, short term and variable lease payments		(2,126)	(1,686)	(3,082)
Share-based compensation expenses	30	1,083	1,143	1,055
Interest expense	9	90,827	107,464	95,185
Other financial results, net		(16,604)	(20,414)	(41,558)
Net foreign exchange	9	44,560	(317,036)	164,026
Government subsidies per Covid-19 context	8	(720)	(16,394)	(21,511)
Government grants collected		—	76	383
Other accruals		(3,424)	(5,476)	3,145
Inflation adjustment		(9,959)	1,053	54,170
Acquisition of Intangible assets		(203,165)	(212,573)	(149,436)
Income tax paid		(32,272)	(40,294)	(22,919)
Income due to concession compensation	8	—	—	(62,677)
Collection due to concession compensation	26.b	—	90,609	—
Unpaid concession fees		55,050	54,199	49,992
Changes in liability for concessions	9	81,743	87,556	98,480
Changes in working capital	29	(71,430)	(133,491)	(53,303)
Net cash provided by operating activities		465,217	405,302	356,415

Cash flows from investing activities
Cash contribution in associates	15	(712)	(666)	(84)
Acquisition of other financial assets		(195,527)	(156,418)	(128,899)
Disposals of other financial assets		138,746	136,781	72,571
Acquisition of Property, plant and equipment		(16,708)	(12,218)	(9,661)
Acquisition of Intangible assets		(2,004)	(1,435)	(1,221)
Proceeds from sale of Property, plant and Equipment		172	25	264
Net cash inflow on disposal of subsidiaries		289	(404)	—
Others		3,835	1,842	626
Net cash used in investing activities		(71,909)	(32,493)	(66,404)

Cash flows from financing activities
Proceeds from cash contributions	25.e	—	—	9,424
Proceeds from borrowings	22	18,116	190,345	87,846
Principal elements of lease payments	14	(4,745)	(4,397)	(3,118)
Loans repaid	22	(115,095)	(314,077)	(200,475)
Interest paid	22	(83,739)	(96,168)	(83,791)
Debt renegotiation expenses	22	(193)	(2,467)	(110)
Guarantee deposit		448	1,147	2,168
Dividends paid to non-controlling interests in subsidiaries	25.e, 29	(49,456)	(14,945)	(13,656)
Payment for additional acquisitions in subsidiaries	25.e	—	(30,949)	—
Others		—	322	86
Net cash used in financing activities		(234,664)	(271,189)	(201,626)

Increase in cash and cash equivalents		158,644	101,620	88,385

Cash and cash equivalents
At the beginning of the year	21	439,847	369,848	385,265
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(5,732)	(31,621)	(103,802)
Increase in cash and cash equivalents		158,644	101,620	88,385
At the end of the year	21	592,759	439,847	369,848

Information of non-cash transactions has been disclosed in Note 29.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

1      General information

Corporación América Airports S.A. is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions.

The Company’s shares trade on the NYSE under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by SCF, a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Company’s registered office address is 128, Boulevard de la Pétrusse, Luxembourg.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, and Ecuador.

The fiscal year begins on January 1 and ends on December 31.

These Consolidated Financial Statements have been approved for issuance by the Board of Directors on March 17, 2026.

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

These Consolidated Financial Statements are presented in thousands of USD unless otherwise stated. All amounts are rounded off to thousands of USD unless otherwise stated. As such, insignificant rounding differences may occur. A dash (“—”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the pertinent figure, after rounding, amounts to nil.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2      Basis of presentation and accounting policies (Cont.)

A     Summary of material accounting policies information (Cont.)

New and amended standards adopted by the Group

The Group has adopted the following standards and interpretations that become applicable for annual period commencing on or after January 1, 2025:

- Lack of exchangeability – Amendments to IAS 21.

During the year ended December 31, 2024, the Group has applied the following standards and amendments for the first time for their annual reporting period commencing on January 1, 2024:

- Non-current liabilities with covenants – Amendments to IAS 1.

- Classification of Liabilities as Current or Non-current – Amendments to IAS 1.

- Lease Liability in Sale and Leaseback – Amendments to IFRS 16.

- Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7.

- Operating segment information - IFRIC agenda decision regarding IFRS 8.

The amendments listed above did not have any material impact on our Consolidated Financial Statements, except for the clarifications on IFRS 8 Operating segment information and its impact on segment disclosures, from which the level of disclosures in Note 4 increased in the Consolidated Financial Statements as of December 31, 2024 compared to what had been historically reported.

The following accounting standards and interpretations have been published but the application is not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group and are expected to be applied as of the date on which they become mandatory:

- Classification and measurement of financial instruments – Amendments to IFRS 9 and IFRS 7 (effective for annual periods beginning on or after 1 January 2026).

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
●	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Group does not expect these amendments to have a material impact on its operations or financial statements.

- Annual improvements to IFRS – Volume 11 (effective for annual periods beginning on or after 1 January 2026):

The IASB has made the following improvements in September 2024:

●	IFRS 1, ‘First-time Adoption of International Financial Reporting’ – to improve consistency between IFRS 1 and IFRS 9, ‘Financial Instruments’, in relation to the requirements for hedge accounting, and to improve the understandability of IFRS 1;
●	IFRS 7, ‘Financial Instruments: Disclosures’ – to improve consistency in the language used in IFRS 7 with the language used in IFRS 13, ‘Fair Value Measurement’;

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2      Basis of presentation and accounting policies (Cont.)

A     Summary of material accounting policies information (Cont.)

New and amended standards adopted by the Group (Cont.)

●	IFRS 9 – to clarify how a lessee accounts for the derecognition of a lease liability when it is extinguished, and to address an inconsistency between IFRS 9 and IFRS 15, ‘Revenue from Contracts with Customers’, in relation to the term ‘transaction price’;
●	IFRS 10, ‘Consolidated Financial Statements’ – to clarify the requirements in relation to determining de facto agents of an entity; and
●	IAS 7, ‘Statement of Cash Flows’ – to replace the term ‘cost method’ with ‘at cost’, since the term is no longer defined in IFRS Accounting Standards.

The Group determined that the amendments are not expected to materially impact the Group’s financial statements.

- Presentation and Disclosures in Financial Statements – IFRS 18 (effective for annual periods beginning on or after 1 January 2027).

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users.

Although the adoption of IFRS 18 will not have an impact on the Group´s net profit, the Group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact on how operating profit is calculated and reported. From the high‑level impact assessment performed by the Group, it is expected that certain foreign exchange results may need to be disaggregated and presented within other foreign exchange result lines classified in the operating income/(loss) or the investing income/(loss) categories.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group. The Company’s pro-rata share of earnings in associates is recorded in the Consolidated Statement of Income under Share of income / (loss) in associates and Share of other comprehensive income / (loss) from associates. The Company’s pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Holding companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2025	2024	2023
Abafor S.A.	Uruguay	UYU	Holding company	100.00%	100.00%	100.00%
ACI Airport Sudamérica S.A.U.	Spain	EUR	Holding company	100.00%	100.00%	100.00%
ACI Airports Italia S.A.U.	Spain	EUR	Holding company	100.00%	100.00%	100.00%
America International Airports LLC (1)	USA	USD	Holding company	100.00%	100.00%	100.00%
Anabe ITG S.L. (1) (9)	Spain	EUR	Holding company	100.00%	100.00%	100.00%
Barnsley ITG S.L. (1) (11)	Spain	EUR	Holding company	100.00%	100.00%	99.98%
Cargo & Logistics S.A. (1) (7)	Argentina	ARS	Holding company	85.21%	85.00%	82.89%
Cedicor S.A.	Uruguay	UYU	Holding company	100.00%	100.00%	100.00%
Cerealsur S.A.	Uruguay	UYU	Holding company	100.00%	100.00%	100.00%
Corporación Aeroportuaria S.A.	Argentina	ARS	Holding company	99.98%	99.98%	99.98%
Corporacion Africa Airports Nigeria Limited (9)	Nigeria	Naira	Holding company	51.00%	51.00%	51.00%
Corporación América Italia S.p.A. (8)	Italy	EUR	Holding company	100.00%	75.00%	75.00%
Corporación América S.A.U. (7)	Argentina	ARS	Holding company	100.00%	100.00%	97.22%
Corporación América Sudamericana S.A. (7) (14)	Argentina	ARS	Holding company	100.00%	99.29%	96.53%
DICASA Spain S.A.U. (1)	Spain	EUR	Holding company	100.00%	100.00%	100.00%
Inframérica Participaçoes S.A. (1)	Brazil	R$	Holding company	99.98%	99.98%	99.98%
Yokelet S.L.	Spain	EUR	Holding company	100.00%	100.00%	100.00%

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

Operating companies

				Percentage of ownership at
	Country of			December 31,
Company	incorporation	Local currency	Main activity	2025	2024	2023
Abuja Airport Concession Company (10)	Nigeria	Naira	Airports Operation	51.00%	51.00%	51.00%
ACI do Brasil S.A. (12)	Brazil	R$	Airports Operation	99.99%	99.99%	99.99%
Aerocombustibles Argentinos S.A. (13)	Argentina	ARS	Fueling company	—	—	94.79%
Aeropuerto de Bahía Blanca S.A. (7)	Argentina	ARS	Airports Operation	85.00%	85.00%	82.64%
Aeropuertos Argentina 2000 S.A. (2) (7) (14)	Argentina	ARS	Airports Operation	85.00%	84.79%	82.69%
Aeropuertos del Neuquén S.A. (7)	Argentina	ARS	Airports Operation	77.70%	77.70%	75.54%
Armenia International Airports C.J.S.C.	Armenia	DRAM	Airports Operation	100.00%	100.00%	100.00%
CAAirports International Services S.A.	Uruguay	UYU	Service company	100.00%	100.00%	100.00%
Consorcio Aeropuertos Internacionales S.A.	Uruguay	UYU	Airports Operation	100.00%	100.00%	100.00%
Enarsa Aeropuertos S.A. (7)	Argentina	ARS	Fuel plants	80.00%	80.00%	77.77%
Inframérica Concessionária do Aeroporto de Brasilia S.A. (8)	Brazil	R$	Airports Operation	50.99%	50.99%	50.99%
Kano Airport Concession Company Limited (10)	Nigeria	Naira	Airports Operation	51.00%	51.00%	51.00%
Paoletti América S.A. (3) (7) (14)	Argentina	ARS	Service company	42.50%	42.39%	41.35%
Puerta del Sur S.A.	Uruguay	UYU	Airports Operation	100.00%	100.00%	100.00%
Servicios y Tecnología Aeroportuaria S.A. (7) (14)	Argentina	ARS	Service company	85.11%	84.90%	82.79%
Sinatus S.A.	Uruguay	UYU	Service company	100.00%	100.00%	100.00%
TCU S.A.	Uruguay	UYU	Service company	100.00%	100.00%	100.00%
Terminal Aeroportuaria Guayaquil S.A. (4) (11)	Ecuador	USD	Airports Operation	50.00%	50.00%	49.99%
Texelrío S.A. (7) (14)	Argentina	ARS	Service company	59.50%	59.35%	57.88%
Toscana Aeroporti S.p.A.(5) (6) (8)	Italy	EUR	Airports Operation	62.28%	46.71%	46.71%
Villalonga Furlong S.A. (7) (14)	Argentina	ARS	Service company	85.22%	85.01%	82.90%

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

(5) The Group has control over this company based on having a majority stake in CAIT that has 62.28% of ownership of TA, power to direct the process of setting of financial and operating policies and execute the operational management of such Company.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

(6) The Group TA has control over the following companies: Jet Fuel Co. S.r.l., Parcheggi Peretola S.r.l., Toscana Aeroporti Engineering S.r.l. and TAC.

(7) In October, 2024, Cedicor S.A. acquired the non-controlling participation of CASA, increasing its participation to 100%, indirectly modifying the participation in CASA’s subsidiaries.

(8) On May 28, 2025, CAAP entered into a transaction agreement whereby DICASA acquired the remaining 25% of the capital interest in CAIT, increasing its indirect participation in TA from 46.71% to 62.28%.

(9) Holding company part of the structure related to the future Nigerian concessions (Note 26.b).

(10) Operating company part of the structure related to the future Nigerian concessions (Note 26.b).

(11) Holding company incorporated under CAER in December 2023, becoming shareholder of TAGSA. In April 2024, CAER sold Barnsley to CAAP.

(12) In December 2023, ACIB incorporated ICASGA (Note 26.b).

(13) In September 2024, CASA sold its participation in AEAR.

(14) In October 2025, Cedicor S.A. acquired the non-controlling participation of CAS. As consequence, indirectly the participation of CAS’s subsidiaries has increased. Additionally, in December 2025, CAS was relocated from Panama to Argentina.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

	TA
	December 31,	December 31,	December 31,
	2025	2024	2023
Non-current assets	308,678	253,600	—
Current assets	73,155	54,069	—
Total assets	381,833	307,669	—
Non-current liabilities	151,258	124,224	—
Current liabilities	85,034	65,192	—
Total liabilities	236,292	189,416	—
Equity	145,541	118,253	—
Revenue	170,442	138,786	133,422
Gross income	51,450	45,491	41,783
Operating income	37,911	33,687	28,418
Financial results	(9,504)	(6,334)	(7,350)
Share of income in associates	10	12	14
Income tax	(9,538)	(8,927)	(6,842)
Net income	18,879	18,438	14,240
Other comprehensive income / (loss) for the year	16,892	(9,961)	4,142
Total comprehensive income for the year	35,771	8,477	18,382
Dividends paid	(7,961)	(7,586)	(7,838)

Increase / (decrease) in cash
Provided by operating activities	18,436	20,526	21,469
(Used in) / provided by investing activities	(4,582)	4,981	(1,388)
Used in financing activities	(5,606)	(29,379)	(52,221)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)     List of Subsidiaries (Cont.)

	TAGSA
	December 31,	December 31,	December 31,
	2025	2024	2023
Non-current assets	46,023	47,605	—
Current assets	61,014	64,736	—
Total assets	107,037	112,341	—
Non-current liabilities	5,232	4,282	—
Current liabilities	51,118	54,321	—
Total liabilities	56,350	58,603	—
Equity	50,687	53,738	—
Revenue	114,433	110,261	105,228
Gross profit	45,522	46,380	42,943
Operating income	25,904	26,650	25,319
Financial results	1,548	1,426	656
Income tax	(5,061)	(2,809)	(2,455)
Net income	22,391	25,267	23,520
Other comprehensive (loss) / income for the year	(174)	(94)	80
Total comprehensive income for the year	22,217	25,173	23,600
Dividends paid	(25,266)	(23,520)	(20,308)

Increase / (decrease) in cash
Provided by operating activities	25,348	35,168	35,891
Used in investing activities	(2,547)	(4,887)	(5,382)
Used in financing activities	(29,565)	(31,044)	(27,337)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)      List of Subsidiaries (Cont.)

	ICAB
	December 31,	December 31,	December 31,
	2025	2024	2023
Non-current assets	488,702	460,853	—
Current assets	109,656	63,567	—
Total assets	598,358	524,420	—
Non-current liabilities	781,473	703,624	—
Current liabilities	278,941	180,425	—
Total liabilities	1,060,414	884,049	—
Equity	(462,056)	(359,629)	—
Revenue	118,527	108,991	100,252
Gross profit	47,693	40,646	31,262
Operating income	39,957	50,539	37,816
Financial results	(95,610)	(99,915)	(102,953)
Income tax	—	(33,332)	3,250
Net loss	(55,653)	(82,708)	(61,887)
Other comprehensive (loss) / income for the year	(46,774)	92,353	(25,918)
Total comprehensive (loss) / income for the year	(102,427)	9,645	(87,805)

Increase / (decrease) in cash
Provided by operating activities	70,428	16,423	6,876
Used in investing activities	(137)	(40)	(16)
Used in financing activities	(28,093)	(29,942)	(12,784)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2         Basis of presentation and accounting policies (Cont.)

B        Group accounting policies (Cont.)

(3)      List of Subsidiaries (Cont.)

	AA2000
	December 31,	December 31,	December 31,
	2025	2024	2023
Non-current assets	1,848,888	1,993,898	—
Current assets	245,608	240,235	—
Total assets	2,094,496	2,234,133	—
Non-current liabilities	764,602	845,739	—
Current liabilities	274,487	250,925	—
Total liabilities	1,039,089	1,096,664	—
Equity	1,055,407	1,137,469	—
Revenue	1,059,926	1,038,928	635,563
Gross profit	350,903	308,766	218,246
Operating income	253,346	226,879	170,714
Financial results	(72,049)	286,863	(211,898)
Income tax	(37,015)	(230,512)	52,912
Net income	144,282	283,230	11,728
Other comprehensive (loss) / income for the year	(76,157)	387,669	(250,002)
Total comprehensive income / (loss) for the year	68,125	670,899	(238,274)
Dividends paid	(119,415)	(38,084)	—

Increase / (decrease) in cash
Provided by operating activities	247,631	153,386	192,164
Used in investing activities	(29,643)	(7,152)	(64,305)
Used in financing activities	(248,522)	(117,602)	(74,050)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

The Consolidated Financial Statements are presented in USD, which is the Company’s functional currency and the Group’s presentation currency.

(2)     Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined. If such transactions occurred in a company applying IAS 29 “Financial Reporting in Hyperinflationary Economies”, after the above-mentioned translation, transactions are re-expressed in terms of the measuring unit current at the end of the reporting period.

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

(3)     Translation of financial information in currencies other than the Company’s functional currency

Income and expenses of the subsidiaries whose functional currencies are not the USD and are not in a hyperinflationary economy, are translated into USD at average exchange rates on a quarterly basis. Assets and liabilities for each balance sheet presented are translated at the balance sheet date exchange rates.

All figures (income, expenses, assets and liabilities) of the subsidiaries whose functional currencies are the one of a hyperinflationary economy, are translated into USD at the balance sheet date exchange rates, considering that all items are expressed in terms of the measuring unit current at the end of the reporting period.

Translation differences are recognized in the Consolidated Statement of Comprehensive Income as “Currency translation adjustment”. As of December 31, 2025, 2024 and 2023, the Company recognized a translation (loss)/income of USD (78.4) million, USD 466.2 million and USD (281.7) million, respectively, arising from the translation of the investments in Argentina, Brazil, Italy and Armenia. In the case of a sale or other disposal of any of such subsidiaries, any cumulative translation difference would be recognized in the Statement of Income as a gain or loss from the sale of such subsidiary.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2        Basis of presentation and accounting policies (Cont.)

D        Intangible assets

(1)     Concession Assets

The Group, through its subsidiaries has been awarded the concession for the administration and operation of the following airports:

-	PDS and CAISA of major airports in Uruguay (Montevideo and Punta del Este) as well as six regional airports under the concession of PDS.
-	TA operates Florence and Pisa airports.
-	ICAB and ICASGA of Brasilia and São Gonçalo do Amarante airports, respectively. As mentioned in Note 26.b, the concession of the São Gonçalo do Amarante airport was handed to a new concessionaire.
-	TAGSA of Guayaquil airport, “José Joaquin de Olmedo”.
-	AA2000 of 35 airports in Argentina.
-	BBL of Bahía Blanca airport in Argentina.
-	ANSA of Neuquén airport in Argentina.
-	AIA of the “Zvartnots” International Airport of Yerevan and Shirak Airport, Republic of Armenia.

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

If the Company has an unconditional contractual right to receive cash or another financial asset from, or at the direction of, the grantor for the construction services; and the grantor has little, if any, discretion to avoid payment, usually because the agreement is enforceable by law, the Company recognizes a financial asset measured at fair value through profit or loss under Other financial assets at fair value through profit or loss in the Consolidated Statement of Financial Position.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

(2)     Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share of net identifiable assets, liabilities and contingent liabilities acquired as part of business combinations determined by management. Goodwill impairment reviews are performed annually or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Impairment losses on goodwill are not reversed. Goodwill, net of impairment losses, if any, is included in the Consolidated Statement of Financial Position under Intangible assets, net. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

H       Trade and other receivables and contract assets

Trade and other receivables are initially recognized at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest method, less loss allowance. See Note 3.A (ii) for a description of the Group’s impairment policies.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

(2)    Share capital

Share capital is stated at nominal value. As of December 31, 2025 share capital was USD 165 million (USD 1 per share), while as of December 31, 2024 and 2023 was USD 163 million (USD 1 per share), see Note 25.a.

All issued shares are fully paid.

The authorized capital of the Company is set at USD 225 million represented by a maximum of 225 million shares having a nominal value of USD 1 each.

Pursuant to Luxembourg regulations, contributions in kind made by shareholders must be at fair value and might be considered as Free Distributable Reserve.

(3)    Dividend distributions by the Company to shareholders

Dividend distributions are recorded in the Company’s financial statements as a provision when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company. Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 26.c).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Deferred income taxes is recognized applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The principal temporary differences arise from intangible assets adjusted for the effects of IAS 29 in the Argentinian subsidiaries, and the effect of valuation on fixed assets, inventories and provisions. Deferred tax assets are also recognized for tax losses carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

In order to determine the net taxable income of Argentine subsidiaries at the end of each year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results, due to the fact that as of December 31, 2025, 2024 and 2023 the accumulated price index variation for the last 36 months has already exceeded 100%.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

The concession agreements in the different jurisdictions include certain commitments that each company must comply with. These commitments can be grouped in two categories:

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Revenue from aeronautical services, derived from the use of airport facilities by aircraft and passengers, is recognized over time as the services are provided. The Group considers that it has completed its performance obligations when the services (for instance passenger fee rate, landing rates, platform use fees, among others) are rendered to its customers. The Group does not defer collection terms in excess of the normal market terms, so there is no need to distinguish between a commercial component and a revenue interest component.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Construction service cost: IFRIC 12 requires recognition of revenues and costs from the construction or upgrade services provided.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

The Group classifies its financial assets in the following measurement categories:

(i)

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in financial income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other financial income/ (loss) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the Consolidated Statement of Income.

(ii)

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other financial income/ (loss). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other financial income/ (loss) and impairment expenses are presented as separate line item in the Consolidated Statement of Income.

(iii)

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other financial income/ (loss) in the period in which it arises.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Derivative financial instruments as of December 31, 2025 are classified within Level 2 and as of December 31, 2024 are classified within Level 2 and Level 3 of the fair value hierarchy.

W       Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM, which is the Group’s Board of Directors. The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are described in Note 4.

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

In order to conclude whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. Considering that the inflation in Argentina has exceeded the 100% three-year cumulative inflation rate in July 2018, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the ARS as functional currency.

The inflation adjustment was calculated by means of conversion factor derived from the Argentine price indexes published by the INDEC.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

2         Basis of presentation and accounting policies (Cont.)

X       Application of IAS 29 in financial reporting of Argentine subsidiaries and associates (Cont.)

The FACPCE issued Resolution JG 539/18, which prescribes the indices to be used by entities with a functional currency of the ARS for the application of the restatement procedures. These indices are largely based on the Wholesale Price Index for periods up to December 31, 2016 and the Retail Price Index thereafter.

The price index as of December 31, 2025, was 10,121.37 (7,694.01 and 3,533.19 as of December 31, 2024 and 2023 respectively) and the conversion factor derived from the indexes for the year ended December 31, 2025, was 1.32 (2.18 and 3.11 as of December 31, 2024 and 2023 respectively).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management

The Group’s operations expose it to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and liquidity risk. The Group manages its financial risk exposure independently at each operating subsidiary, however, decisions are discussed by the BOD members. The most significant financial risks to which the Group is exposed are detailed below.

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

During last years the Argentine monetary authority imposed certain exchange rate restrictions, which also affect the value of foreign currency in alternative markets for certain restricted exchange rate transactions in the official market. During 2025 and 2024, even though some measures have remained in force, the BCRA continued the gradual easing of these restrictions (Note 3.A.v).

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

	As of December 31,	As of December 31,
Currency Exposure / Functional currency	2025	2024
USD / ARS	(329,316)	(428,845)
USD / DRAM	84,105	36,835
USD / EUR	150	75,409
EUR / DRAM	13,984	31,735
EUR / ARS	(2,642)	(2,324)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(i)	Market risk (Cont.)
a)	Foreign exchange risk (Cont.)

The relevant exposures correspond to:

◾ USD / ARS

As of December 31, 2025 and 2024 consisting primarily of USD - denominated net monetary assets and liabilities at certain Argentine subsidiaries which functional currency is the ARS. A depreciation of 3% in the ARS / USD exchange rate in real (inflation-adjusted) terms would generate a pre-tax loss of USD 9,880 as of December 31, 2025 (pre-tax loss of USD 12,865 as of December 31, 2024 considering a depreciation of 3% in the ARS/ USD exchange rate).

◾ USD / DRAM

As of December 31, 2025 and 2024 consisting primarily of USD - denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the DRAM. A depreciation of 2% in the Dram / USD exchange rate would generate a pre-tax gain of USD 1,682 as of December 31, 2025 (pre-tax gain of USD 737 as of December 31, 2024 considering a depreciation of 2% in the Dram / EUR exchange rate).

◾ USD / EUR

As of December 31, 2025 and 2024 consisting primarily of USD - denominated net monetary assets and liabilities at the European subsidiaries which functional currency is the EUR. An appreciation of 2% in the EUR / USD exchange rate would generate a pre-tax loss of USD 3 as of December 31, 2025 (pre-tax loss of USD 1,508 as of December 31, 2024 considering an appreciation of 2% in the EUR / USD exchange rate).

◾ EUR / DRAM

As of December 31, 2025 and 2024 consisting primarily of EUR - denominated net monetary assets and liabilities at the Armenian subsidiaries which functional currency is the DRAM. A depreciation of 2% in the Dram / EUR exchange rate would generate a pre-tax gain of USD 280 as of December 31, 2025 (pre-tax gain of USD 635 as of December 31, 2024 considering a depreciation of 2% in the EUR / Dram exchange rate).

◾ EUR / ARS

As of December 31, 2025 and 2024 consisting primarily of EUR - denominated net monetary assets and liabilities at certain Argentinian subsidiaries which functional currency is the ARS. A depreciation of 4% in the EUR / ARS exchange rate in real (inflation-adjusted) terms would generate a pre-tax loss of USD 106 as of December 31, 2025 (pre-tax loss of USD 70 as of December 31, 2024 considering a depreciation of 3% in the EUR / ARS exchange rate).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A.	Financial Risk Factors (Cont.)
(i)	Market risk (Cont.)
(b)	Interest rate risk (Cont.)

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings as of December 31, 2025 and 2024.

	At December 31,
	2025	2024
Fixed rate (*)	804,256	884,757
Variable rate	290,962	273,314
	1,095,218	1,158,071

(*) As of December 31, 2025 includes USD 120.5 million of short-term borrowings (USD 86.2 million as of December 2024) and USD 683.8 million of long-term borrowings (USD 798.6 million as of December 31, 2024).

The Group estimates that, other factors being constant, a 10% increase in floating rates at year-end would increase financial loss for the year ended December 31, 2025 and 2024, by USD 2,271 and USD 2,200 respectively. A 10% decrease in the floating interest rate would have an equal and opposite effect in the Consolidated Statement of Income.

This sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Regarding the loan facility signed by TA (Note 22), the Company aims to mitigate the exposure to the interest rate fluctuations (Euribor) affecting cash flows. To achieve this, in July 2024, TA entered into interest rate swaps agreements with each Lender, establishing a fixed interest rate of 3.02% over the principal amount already drawn, effective until June 30, 2030. The notional amount being hedged corresponds to EUR 89.3 million (equivalent to USD 104.9) for the semi-annual interest payments until June 30, 2027, while for the interest payments from December 31, 2027 to June 30, 2030 it covers a 75% of that principal.

As of December 31, 2025, the fair value of the derivatives stands at EUR 1.8 million, equivalent to USD 2.2 million (EUR 3.2 million, equivalent to USD 3.4 million as of December 31, 2024), which, net of deferred tax, impacts Other comprehensive income / (loss) by EUR 1.1 million, equivalent to USD 1.2 million (EUR 2.5 million, equivalent to USD 2.7 million as of December 31, 2024).

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(ii)	Credit risk (Cont.)

Trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measuring ECL for all trade receivables and contract assets.

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

The policy implemented by the Group consists in performing a case by case analysis, identifying those receivables and contract assets with no reasonable expectation of recovery or with particular situations, that are impaired according to each circumstances. For all other receivables and contract assets, the expected loss rate consists in stratifying trade receivables and contract assets into categories based on overdue days. The expected loss rates are based on the payment profiles of sales over a period of 36 months before 31 December 2025 or 1 January 2025 respectively and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect historical experience of losses on trade receivables, current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due.

The provision for loss allowance as of December 31, 2025 and December 31, 2024 was determined as follows for both trade receivables and contract assets:

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2025
Trade receivables - gross carrying amount	201,674	108,319	32,233	14,917	5,360	11,347	29,498
Contract assets - gross carrying amount	2,071	2,071	—	—	—	—	—
Expected loss rate (*)		1%	2%	4%	10%	18%	72%
Provision for loss allowance	(25,990)	(750)	(733)	(664)	(536)	(2,077)	(21,230)
Net value	177,755	109,640	31,500	14,253	4,824	9,270	8,268

			Past due
	Trade			30‑60	60‑90	90‑180	> 180
	Receivables	Not due	0‑30 days	days	days	days	days
At December 31, 2024
Trade receivables - gross carrying amount	178,580	102,563	28,727	11,050	5,818	6,854	23,568
Contract assets - gross carrying amount	45	45	—	—	—	—	—
Expected loss rate (*)		1%	1%	3%	9%	19%	76%
Provision for loss allowance	(21,061)	(687)	(361)	(375)	(532)	(1,273)	(17,833)
Net value	157,564	101,921	28,366	10,675	5,286	5,581	5,735

(*)  Average expected loss rate. As of December 2025 and 2024, includes effect of the impact of the provisions risen from the case by case analysis.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

The closing loss allowances for trade receivables and contract assets as of December 31, 2025 and 2024 reconcile to the opening loss allowances as follows:

	2025	2024
Balance at January 1,	(21,061)	(22,368)
Bad debts of the year	(10,648)	(8,215)
Recoveries	3,864	4,321
Write off	2,139	2,856
Translation differences and inflation adjustment	(284)	2,345
Balance at December 31,	(25,990)	(21,061)

During the year, the following gains/(losses) were recognized in profit or loss in relation to impaired financial assets (see Note 7):

	2025	2024	2023
Impairment losses
- movement in provision for impairment	(11,154)	(8,883)	(4,985)
- recovery of previous impairment losses	3,841	4,440	3,439
Net impairment losses on financial assets	(7,313)	(4,443)	(1,546)

(iii)	Liquidity risk

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3     Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(iii)	Liquidity risk (Cont.)

Liquid financial assets as a whole (comprising cash and cash equivalents) were 13.32% of total assets at the end of 2025 compared to 10.52% at the end of 2024. The Group has a conservative approach to the management of its liquidity, which consists mainly in cash at banks and cash equivalents.

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

	At December 31,
	2025	2024
Borrowings	1,095,218	1,158,071
Less: Cash and cash equivalents	(592,759)	(439,847)
Net debt	502,459	718,224
Equity	1,660,748	1,517,960

Net debt to equity ratio	30%	47%

(v)	Argentina economical context

CAAP’s Argentine subsidiaries are operating in an economic context in which main variables have a strong volatility as consequence of political and economic uncertainties, both in national and international environments.

The macroeconomic environment in 2025 was shaped by the consolidation of fiscal adjustment and deregulation policies implemented since late 2023. Mid-term legislative elections held in October 2025 resulted in continuity of the prevailing economic policy framework, which was positively received by financial markets and initially supported an appreciation of local assets.

During 2025, the BCRA continued the gradual easing of foreign exchange restrictions. Key measures included the implementation of an exchange rate band system, which allowed for exchange rate fluctuations with reduced direct intervention; the expiration of the PAIS Tax in December 2024, eliminating such cost for various foreign exchange transactions during 2025; and the regularization of the stock of commercial debt owed by importers through the issuance of BOPREAL bonds, with Series 4 being completed in July 2025. International reserves of the BCRA increased compared to December 31, 2024. On December 15, the BCRA announced the commencement of a new phase of its monetary program, effective as of January 1, 2026, under which the upper and lower limits of the exchange rate band will adjust monthly in line with the most recent monthly inflation rate reported by INDEC, together with the implementation of a reserve accumulation program not exceeding 5% of the daily volume of the foreign exchange market.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3     Financial Risk Management (Cont.)

A     Financial Risk Factors (Cont.)

(v)	Argentina economical context (Cont.)

Additionally, the country risk showed a downward trend during 2025 and 2024, which contributes to greater financial market stability, an appreciation of sovereign bonds, and enhanced exchange rate stability, reinforcing market confidence and reduction of inflation from very high levels.

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

In 2025 Ecuador faced significant challenges related to the security and energy-related challenges, which resulted in nationwide power supply disruptions. These disruptions were mainly driven by one of the most severe droughts in recent years, together with the country’s high dependence on hydroelectric generation facilities that were not operating at full capacity. This situation adversely affected economic activity across the country and required many entities to adopt alternative operational measures in order to maintain business continuity. In addition, in response to these circumstances and broader fiscal pressures, the Government implemented a series of measures that may have an impact on the operating environment of companies, including an increase in the VAT rate from 12% to 15%, an increase in the Foreign Exchange Exit Tax (ISD) from 3.5% to 5%, the reduction and targeting of subsidies, the establishment of a special contribution, among other measures.

Even though CAAP’s Ecuadorian subsidiaries performance have not been significantly impacted, the Company continues to assess the evolution of the above-mentioned context, in order to define its course of action and identify the currently unforeseeable potential effects that they could have on its business and performance.

(vii)	Armenia geopolitical context

Armenia’s business environment continues to be affected by geopolitical tensions and regional uncertainties, which may create challenges for local companies. Despite this context, economic activity has remained resilient and the financial system continues to operate in a stable and adequately regulated framework.

AIA’s operations remained stable during 2024 and expanded during 2025. The Company continues to assess the evolution of the above-mentioned context.

B     Financial instruments by category

	Assets at fair value	Assets at amortized
December 31, 2025	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	—	177,755	177,755
Other receivables	—	81,927	81,927
Other financial assets (*)	7,864	228,529	236,393
Cash and cash equivalents	—	592,759	592,759
Total	7,864	1,080,970	1,088,834

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

3      Financial Risk Management (Cont.)

B      Financial instruments by category (Cont.)

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	—	1,095,218	1,095,218
Leases liabilities	—	9,732	9,732
Derivative financial liabilities (**)	2,157	—	2,157
Trade payables and other liabilities	—	1,066,208	1,066,208
Total	2,157	2,171,158	2,173,315

	Assets at fair value	Assets at amortized
December 31, 2024	through profit and loss	cost	Total
Financial assets as per the statement of financial position
Trade receivables	—	157,564	157,564
Other receivables	—	73,542	73,542
Other financial assets (*)	7,366	167,541	174,907
Cash and cash equivalents	—	439,847	439,847
Total	7,366	838,494	845,860

	Liabilities at fair value	Liabilities at
	through profit and loss	amortized cost	Total
Financial liabilities as per the statement of financial position
Borrowings	—	1,158,071	1,158,071
Leases liabilities	—	10,717	10,717
Derivative financial liabilities (**)	3,351	—	3,351
Trade payables and other liabilities	—	897,157	897,157
Total	3,351	2,065,945	2,069,296

(*)   Other financial assets measured at fair value are Level 1 hierarchy. The carrying amount of these assets represents its fair value.

(**) Derivative financial liabilities measured at fair value are valuated through calculations under Level 2 hierarchy as of December 31, 2025 and and as of December 31, 2024 are classified within Level 2 and Level 3 of the fair value hierarchy.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

4     Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the CODM, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit. The Group’s reportable operating segments are the six countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador and Italy.

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

The CODM uses these measures to assess the operating results and performance of the segments, perform analytical comparisons, identify strategies to improve performance, and allocate resources to each segment.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information

							Total reportable
	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	segment
Year ended December 31, 2025
Aeronautical revenue (*)	545,455	44,935	84,422	101,166	81,299	77,427	934,704
Non-aeronautical revenue (*)
Commercial revenue	400,555	72,815	85,479	178,816	30,662	54,360	822,687
Construction service revenue	123,461	777	32,538	16,364	2,471	30,166	205,777
Other revenue	—	—	28	—	—	8,490	8,518
Revenue	1,069,471	118,527	202,467	296,346	114,432	170,443	1,971,686
Salaries and social security contributions	(175,606)	(21,776)	(31,017)	(23,550)	(12,763)	(32,535)	(297,247)
Concession fees	(138,108)	(22,300)	(23,782)	—	(36,398)	(9,714)	(230,302)
Construction service cost	(123,177)	(777)	(32,538)	(15,894)	(2,471)	(18,642)	(193,499)
Maintenance expense	(132,948)	(5,773)	(20,271)	(6,819)	(7,086)	(14,516)	(187,413)
Amortization and depreciation	(132,932)	(11,403)	(10,725)	(22,813)	(7,420)	(11,386)	(196,679)
Cost of fuel	—	(287)	(3,430)	(110,284)	—	—	(114,001)
Other operational expenditures	(126,470)	(19,936)	(24,450)	(19,706)	(22,392)	(46,013)	(258,967)
Operational expenditure	(829,241)	(82,252)	(146,213)	(199,066)	(88,530)	(132,806)	(1,478,108)
Impairment loss of non-financial assets	—	—	—	—	—	(335)	(335)
Other operating income	25,646	3,348	287	587	38	611	30,517
Other operating expenses	(10,008)	(26)	(1,088)	(1,586)	(36)	—	(12,744)
Operating income / (loss)	255,868	39,597	55,453	96,281	25,904	37,913	511,016
Share of income / (loss) in associates	—	—	—	—	—	10	10
Amortization and depreciation	132,932	11,403	10,725	22,813	7,420	11,386	196,679
Adjusted Ebitda	388,800	51,000	66,178	119,094	33,324	49,309	707,705
Construction services revenue	(123,461)	(777)	(32,538)	(16,364)	(2,471)	(30,166)	(205,777)
Construction services cost	123,177	777	32,538	15,894	2,471	18,642	193,499
Adjusted Ebitda excluding Construction Services	388,516	51,000	66,178	118,624	33,324	37,785	695,427

Current assets	251,740	112,487	47,710	73,022	61,014	73,155	619,128
Non-current assets	1,852,734	489,453	267,095	225,285	46,023	308,678	3,189,268
Capital Expenditure	123,742	2,832	38,819	22,039	5,225	34,128	226,785
Current liabilities	277,104	279,587	36,875	22,134	51,118	85,034	751,852
Non-current liabilities	764,975	782,678	68,911	127	5,232	151,258	1,773,181

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information (Cont.)

							Total reportable
	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	segment
Year ended December 31, 2024
Aeronautical revenue (*)	512,153	40,809	81,033	90,534	81,438	70,762	876,729
Non-aeronautical revenue (*)
Commercial revenue	376,187	68,817	75,137	150,453	28,748	47,208	746,550
Construction service revenue	155,641	1,498	37,903	11,840	75	16,404	223,361
Other revenue	—	—	16	—	—	4,413	4,429
Revenue	1,043,981	111,124	194,089	252,827	110,261	138,787	1,851,069
Salaries and social security contributions	(184,764)	(22,456)	(27,311)	(21,120)	(12,763)	(28,367)	(296,781)
Concession fees	(130,156)	(21,947)	(21,672)	—	(36,580)	(8,313)	(218,668)
Construction service cost	(155,375)	(1,498)	(37,903)	(11,495)	(75)	(10,488)	(216,834)
Maintenance expense	(132,313)	(5,594)	(16,034)	(6,010)	(4,749)	(8,486)	(173,186)
Amortization and depreciation	(110,829)	(11,190)	(9,553)	(21,347)	(7,092)	(10,563)	(170,574)
Cost of fuel	—	(267)	(3,519)	(94,922)	—	—	(98,708)
Other operational expenditures	(123,586)	(19,502)	(23,440)	(15,948)	(22,388)	(39,923)	(244,787)
Operational expenditure	(837,023)	(82,454)	(139,432)	(170,842)	(83,647)	(106,140)	(1,419,538)
Other operating income	22,705	22,110	23	336	64	1,041	46,279
Other operating expenses	(5,233)	(447)	(265)	(991)	(27)	—	(6,963)
Operating income / (loss)	224,430	50,333	54,415	81,330	26,651	33,688	470,847
Share of income / (loss) in associates	(1)	—	—	—	—	12	11
Amortization and depreciation	110,829	11,190	9,553	21,347	7,092	10,563	170,574
Adjusted Ebitda	335,258	61,523	63,968	102,677	33,743	44,263	641,432
Construction services revenue	(155,641)	(1,498)	(37,903)	(11,840)	(75)	(16,404)	(223,361)
Construction services cost	155,375	1,498	37,903	11,495	75	10,488	216,834
Adjusted Ebitda excluding Construction Services	334,992	61,523	63,968	102,332	33,743	38,347	634,905

Current assets	242,657	66,824	42,502	70,306	64,789	54,069	541,147
Non-current assets	1,999,467	461,164	227,452	185,355	47,605	253,599	3,174,642
Capital Expenditure	155,747	2,610	36,479	17,514	4,164	19,170	235,684
Current liabilities	253,577	181,138	30,102	17,211	54,374	65,191	601,593
Non-current liabilities	846,196	704,842	62,821	—	4,282	124,224	1,742,365

(*) Mainly includes revenues recognized over time, see Note 5.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Geographical information (Cont.)

							Total reportable
	Argentina	Brazil	Uruguay	Armenia	Ecuador	Italy	segment
Year ended December 31, 2023
Aeronautical revenue (*)	296,393	45,656	65,428	88,519	78,336	70,121	644,453
Non-aeronautical revenue (*)
Commercial revenue	251,274	64,838	68,077	160,355	26,871	39,908	611,323
Construction service revenue	93,014	151	31,705	3,630	21	16,201	144,722
Other revenue	—	—	20	—	—	7,192	7,212
Revenue	640,681	110,645	165,230	252,504	105,228	133,422	1,407,710
Salaries and social security contributions	(109,260)	(24,592)	(25,221)	(18,988)	(12,276)	(27,554)	(217,891)
Concession fees	(79,930)	(22,551)	(18,748)	—	(35,122)	(7,630)	(163,981)
Construction service cost	(92,899)	(151)	(31,705)	(3,524)	(21)	(9,971)	(138,271)
Maintenance expense	(66,423)	(7,359)	(14,878)	(5,757)	(5,675)	(7,657)	(107,749)
Amortization and depreciation	(60,534)	(12,035)	(8,154)	(19,638)	(6,688)	(10,695)	(117,744)
Cost of fuel	—	(356)	(3,740)	(109,242)	—	—	(113,338)
Other operational expenditures	(66,197)	(23,324)	(20,515)	(14,653)	(20,330)	(41,281)	(186,300)
Operational expenditure	(475,243)	(90,368)	(122,961)	(171,802)	(80,112)	(104,788)	(1,045,274)
Impairment (loss) / reversal of non-financial assets (**)	—	103,764	—	—	—	(926)	102,838
Other operating income (**)	13,426	82,793	60	361	240	710	97,590
Other operating expenses	(7,344)	(542)	(506)	(1,021)	(38)	—	(9,451)
Operating income / (loss)	171,520	206,292	41,823	80,042	25,318	28,418	553,413
Share of income / (loss) in associates	(5)	—	—	—	—	14	9
Amortization and depreciation	60,534	12,035	8,154	19,638	6,688	10,695	117,744
Adjusted Ebitda	232,049	218,327	49,977	99,680	32,006	39,127	671,166
Construction services revenue	(93,014)	(151)	(31,705)	(3,630)	(21)	(16,201)	(144,722)
Construction services cost	92,898	151	31,705	3,524	21	9,972	138,271
Adjusted Ebitda excluding Construction Services	231,933	218,327	49,977	99,574	32,006	32,898	664,715

(*) Mainly includes revenues recognized over time, see Note 5.

(**) The Brazilian segment includes the impact of the compensation received regarding the Natal airport, see Note 26.b.

Reconciliations

Adjusted EBITDA related to the reportable segments reconciles to income before income tax expense as follows:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Adjusted Ebitda - Total reportable segment	707,705	641,432	671,166
Amortization and depreciation	(196,679)	(170,574)	(117,744)
Intrasegment Adjustments	41	—	—
Unallocated	8,300	(24,601)	(5,677)
Financial income	68,344	71,430	101,598
Financial loss	(243,955)	110,305	(406,570)
Inflation adjustment	(11,074)	(21,260)	(40,547)
Income before income tax expense	332,682	606,732	202,226

Revenue, operational expenditures, as well as total operating income / (loss) related to the reportable segments are reconciled below to the corresponding totals shown in these Consolidated Financial Statements. Additionally, other operating income / (loss) is reconciled to income for the period.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

4       Segment information (Cont.)

Reconciliations (Cont.)

	For the year ended December 31, 2025				For the year ended December 31, 2024				For the year ended December 31, 2023
	Total reportable	Intrasegment			Total reportable	Intrasegment			Total reportable	Intrasegment
	segment	Adjustments	Unallocated	Total	segment	Adjustments	Unallocated	Total	segment	Adjustments	Unallocated	Total
Revenue	1,971,686	(17,598)	8,046	1,962,134	1,851,069	(16,018)	8,216	1,843,267	1,407,710	(15,595)	7,923	1,400,038
Operational expenditure	(1,478,108)	17,641	(32,094)	(1,492,561)	(1,419,538)	16,018	(31,921)	(1,435,441)	(1,045,274)	15,595	(23,667)	(1,053,346)
Impairment (loss)/reversal of non-financial assets	(335)	—	—	(335)	—	—	—	—	102,838	—	—	102,838
Other operating income	30,517	(2)	1,277	31,792	46,279	—	111	46,390	97,590	—	2,970	100,560
Other operating expenses	(12,744)	—	(2)	(12,746)	(6,963)	—	—	(6,963)	(9,451)	—	(2)	(9,453)
Operating income / (loss)	511,016	41	(22,773)	488,284	470,847	—	(23,594)	447,253	553,413	—	(12,776)	540,637
Share of loss in associates	10	—	31,073	31,083	11	—	(1,007)	(996)	9	—	7,099	7,108
Financial income				68,344				71,430				101,598
Financial loss				(243,955)				110,305				(406,570)
Inflation adjustment				(11,074)				(21,260)				(40,547)
Income before income tax expense				332,682				606,732				202,226
Income tax				(74,963)				(298,820)				24,241
Income for the period				257,719				307,912				226,467

Assets and liabilities related to the reportable segments reconcile to the corresponding totals shown in these Consolidated financial statements as follows:

	At December 31, 2025				At December 31, 2024
	Total reportable	Intrasegment			Total reportable	Intrasegment
	segment	Adjustments	Unallocated	Total	segment	Adjustments	Unallocated	Total
Current assets	619,128	(193,373)	559,287	985,042	541,147	(92,626)	316,993	765,514
Non-current assets	3,189,268	(15,568)	289,935	3,463,635	3,174,642	(47,044)	288,338	3,415,936
Capital Expenditure	226,785	—	2	226,787	235,684	—	28	235,712
Current liabilities	751,852	(193,604)	170,266	728,514	601,593	(92,626)	94,763	603,730
Non-current liabilities	1,773,181	(15,496)	301,730	2,059,415	1,742,365	(47,044)	364,439	2,059,760

5     Revenue

	2025	2024	2023
Aeronautical revenue	934,704	876,729	644,453
Non aeronautical revenue
Commercial revenue	813,124	738,688	603,651
Construction service revenue	205,777	223,361	144,722
Other revenue	8,529	4,489	7,212
Revenue	1,962,134	1,843,267	1,400,038

Timing of revenue recognition
Over time	1,530,161	1,446,616	1,039,699
At a point in time	125,582	104,526	119,730
Revenues accounted for under IFRS 16	306,391	292,125	240,609
Revenue	1,962,134	1,843,267	1,400,038

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

6       Cost of services

	2025	2024	2023
Salaries and social security contributions (1)	(245,334)	(251,805)	(185,920)
Concession fees (2)	(220,622)	(210,601)	(156,245)
Amortization and depreciation (3)	(197,435)	(175,118)	(123,679)
Construction services cost	(193,499)	(216,834)	(138,271)
Maintenance expenses	(180,966)	(175,304)	(109,983)
Cost of fuel	(114,001)	(98,689)	(113,067)
Services and fees	(67,887)	(69,894)	(56,642)
Office expenses	(14,562)	(16,034)	(9,744)
Taxes	(5,009)	(5,409)	(2,355)
Others	(33,048)	(17,645)	(18,771)
	(1,272,363)	(1,237,333)	(914,677)

(1) At the year-end, the number of employees was 6.3 thousand in 2025, and 6.1 thousand in 2024 and 2023.

(2) Includes depreciation for fixed concession assets fees, included within the depreciation in Note 12, of USD 20,034 for the year ended December 31, 2025 (USD 19,936 and USD 20,715 for the year ended December 31, 2024 and 2023 respectively).

(3) Includes depreciation of leases of USD 3,019 for the year ended December 31, 2025 (USD 2,572 and USD 2,464 for the year ended December 31, 2024 and 2023 respectively).

7     Selling, general and administrative expenses

	2025	2024	2023
Taxes (1)	(63,922)	(63,389)	(37,013)
Salaries and social security contributions	(53,129)	(46,123)	(33,038)
Services and fees	(49,352)	(45,313)	(39,691)
Amortization and depreciation (2)	(11,002)	(7,353)	(6,303)
Office expenses	(9,941)	(8,827)	(4,870)
Maintenance expenses	(6,636)	(2,479)	(2,130)
Advertising	(6,415)	(6,499)	(1,547)
Insurance	(3,163)	(2,669)	(2,810)
Bad debts	(11,154)	(8,883)	(4,985)
Bad debts recovery	3,841	4,440	3,439
Other	(9,325)	(11,013)	(9,721)
	(220,198)	(198,108)	(138,669)

(1) Mainly included taxes over bank transactions and tax on revenue not included in the line item “Income tax”.

(2) Includes depreciation of leases of USD 885 for the year ended December 31, 2025 (USD 776 and USD 739 for the year ended December 31, 2024 and 2023 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating income

	2025	2024	2023
Government grants (1)	23,005	21,686	13,313
Government subsidies per Covid-19 context (2)	720	16,394	21,511
Compensation for concession (3)	—	—	62,677
Other	8,067	8,310	3,059
	31,792	46,390	100,560

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

(2)  Mainly corresponds to the re-equilibrium of concession agreements due to force majeure or fortuitous case events in Brazilian airports for a total amount of USD 16,315 and USD 17,785 net of tax in 2024 and 2023 respectively.

Due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of “force majeure” or “fortuitous event” concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, the Brazilian ANAC determined that the compensation owing to the operators should be based on their projected operational result in the scenario without pandemic.

However, in 2024, there was a significant change in the methodology to determine the economic-financial re-equilibrium. The previous methodology was based on the difference between the estimated operational cash flow (pre-Covid-19 scenario) and the actual cash flow (post-Covid-19 scenario), calculated based on EBITDA.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

8       Other operating income (Cont.)

The new methodology focuses on the difference in the number of passengers processed at the airport between the pre- and post-Covid-19 scenarios. The re-equilibrium is calculated based on the EBITDA of the factual scenario, considering some adjustments required by ANAC. Then, this “EBITDA/Pax” indicator is multiplied by the observed difference in passenger numbers, resulting in the rebalancing amount. Under this model, the right to economic - financial re - equilibrium ceases when the total number of passengers in the post - Covid 19 scenario exceeds that of the pre - Covid - 19 scenario. This change has brought simplification and greater predictability to the re-equilibrium calculation, with an amendment ensuring its continuity for the coming years until the actual demand reaches the demand projected by ANAC for the pre-COVID scenario of the year 2023.

	2025	2024	2023
Compensatory amount ICAB net of tax (a) (b)	—	16,315	15,264
Compensatory amount ICASGA net of tax (c)	—	—	2,521
Adjustment to Compensatory amount ICAB net of tax (d)	720	(139)	3,550
Adjustment to Compensatory amount ICASGA net of tax (d)	—	218	176
	720	16,394	21,511

(a)	In December 2025, ICAB was notified that the submission, analysis, and processing of new economic-financial re-equilibrium claims have been suspended pending a contractual renegotiation process of the concession of the airport of Brasilia which has started (see Note 23).
(b)	The compensatory amounts for ICAB is received through the offset of the concession fee payable, see amount compensated in Note 23.
(c)	The compensatory amounts for the year 2023 for Natal airport was received through the offset of the monthly contribution and the readjustment of aeronautical tariffs until December 31, 2023, date on which the pending amount was included in the indemnification received from the Brazilian Government as part of the re-bidding process (Note 26.b).
(d)	At the end of each year, the amount of the compensation is estimated, with the final amount being determined during the following year.

There are no unfulfilled conditions or other contingencies attached to these grants.

(3)  Corresponds to the indemnification regarding the concession of the Natal Airport as detailed in Note 26.b for a total amount of USD 62.7 million that comprises a net gain for the compensation of the assets offset by liabilities of the concession.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

9       Financial results, net

	2025	2024	2023
Interest income	40,363	56,368	52,680
Foreign exchange results	15,898	2,531	39,772
Other financial income (1)	12,083	12,531	9,146
Financial income	68,344	71,430	101,598

Interest expense	(90,827)	(107,464)	(95,185)
Foreign exchange results (2)	(60,458)	314,505	(203,798)
Changes in liability for concessions (3)	(81,743)	(87,556)	(98,480)
Other financial loss (4)	(10,927)	(9,180)	(9,107)
Financial loss	(243,955)	110,305	(406,570)

Inflation adjustment (Note 2.X)	(11,074)	(21,260)	(40,547)
Inflation adjustment	(11,074)	(21,260)	(40,547)
Financial results, net	(186,685)	160,475	(345,519)

(1) Mainly includes gains from other financial assets and cash equivalents for a total amount of USD 10,762 for the year ended December 31, 2025 (USD 9,464 and USD 5,021 for the year ended December 31, 2024 and 2023, respectively).

(2) Corresponds mainly to foreign exchange results in real terms (inflation-adjusted) arising from foreign currency loans in AA2000.

(3) Corresponds mainly to changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA.

(4)  Includes leases financial cost, see Note 14(ii).

10       Share of results in associates

	2025	2024	2023
Share of (loss) / income in associates (Note 15)	31,083	(996)	7,108
	31,083	(996)	7,108

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

11       Income tax

	2025	2024	2023
Current income tax	(45,717)	(35,200)	(38,456)
Deferred income tax	(29,246)	(263,620)	62,697
	(74,963)	(298,820)	24,241

The income tax expense differs from the theoretical amount that would arise using the tax rate in each country as follows:

	2025	2024	2023
Income / (loss) for the year before income tax	332,682	606,732	202,226
Tax calculated at the tax rate in each country	(81,451)	(212,374)	(59,160)
Adjustments
Non-taxable income (6)	18,618	34,130	57,519
Expenses related to non-taxable income	(12,478)	(12,689)	(8,871)
Non-deductible expenses	(17,474)	(11,221)	(3,581)
Effect of tax inflation adjustment (1)	(43,810)	(167,973)	(114,289)
Effect of inflation adjustment	(40,612)	(80,365)	(53,895)
Effect of asset revaluation for tax purposes (2)	103,172	118,242	119,483
Inflation adjustment for tax purposes of tax losses (3)	6,993	76,622	81,273
Unrecognized deferred taxes (4)	(18,424)	(49,631)	(11,427)
Investment project exonerations (5)	16,160	12,737	12,552
Other	(5,657)	(6,298)	4,637
Income tax	(74,963)	(298,820)	24,241

(1)In order to determine the net taxable income of CAAP’s Argentine subsidiaries at the end of each year, the tax inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law has been incorporated into the tax results for a total amount of USD 43,810 as of December 31, 2025 (USD 167,973 and USD 114,289 as of December 31, 2024 and 2023 respectively), due to the fact that as of December 31, 2025, 2024 and 2023 the accumulated price index variation for the last 36 months has already exceeded 100%. Likewise, the income tax law allowed the deferral of the charge generated until 2020 by the tax inflation adjustment in six consecutive years. For 2025 the tax inflation adjustment is applicable as the accumulated inflation of the last three years is greater than 100%, and the adjustment resulting from this procedure was recognized as a current tax of the year. As consequence, as of December 31, 2025, USD 43,810 (USD 167,973 and USD 114,289 as of December 31, 2024 and 2023 respectively) was recognized as a reduction of current tax losses in deferred tax.

(2)Corresponds to the asset revaluation for tax purpose included in Law No. 27.430 of Argentina. As of March 29, 2019, AA2000 start exercising the option of the asset revaluation for tax purposes.

(3)On May 23, 2022, AA2000 filed tax returns for year 2021, reporting tax losses from previous years in accordance with the mechanism provided by the tax laws in Argentina. As of December 31, 2025, the taxable base of the historical tax carryforward losses (excluding the result of the current fiscal year) amounts to ARS 72,777 million, equivalent to USD 50.0 million, (ARS 75,345 million, equivalent to USD 73.0 million, as of December 31, 2024 and ARS 38,585 million, equivalent to USD 47.7 million, as of December 31, 2023) and adjusted by inflation to ARS 167,854 million, equivalent to USD 115.4 million, (ARS 138,781 million, equivalent to USD 134.5 million, as of December 31, 2024 and ARS 255,660 million, equivalent to USD 316.2 million, as of December 31, 2023). AA2000 also made a filing before AFIP, under tax secrecy protection provided by law, in order to preserve its rights in a transparency framework. AA2000’s management, with the assistance of its legal and tax advisors, believe that the arguments raised before AFIP are closely related to those considered by the court in similar procedures, and therefore, it has solid arguments to support the applied criteria.

(4)Mainly temporary differences for which no deferred income tax has been recognized from Brazilian concessions. Additionally, as of December 31, 2024, deferred tax assets on tax loss carry forwards from Brazilian concessions for a total amount of USD 35.8 million were unrecognized because there was not sufficient evidence that there would be enough future taxable profits to use such tax losses.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

(6)Until May 2025, TAGSA benefited from the tax-free zone concession it had obtained for a 20‑year term, which remained in effect until June 3, 2025, resulting in a decrease in the non-taxable income in 2025. As of December 31, 2023 includes USD 35.3 million related to the reversal of the impairment of intangible assets of ICASGA.

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

Pillar Two legislation enacted in jurisdictions where the Group operates did not have a material impact on the Company’s results of operations, financial position or cash flows in 2025. This is based on the fact that for fiscal year 2025 it has been concluded that no QDMTT will be due in Luxembourg.

Furthermore, for the first three years of operation, transitional exemptions (i.e. the so-called transitional safe harbours) operate on a jurisdiction-by-jurisdiction basis to remove the need to prepare full calculations, while the top-up tax due in respect of a given jurisdiction is deemed to be zero, should one of the three foreseen tests be met. The Company has analyzed these exemptions and concluded that very few jurisdictions may be failing to meet the exemptions (namely, Uruguay), as among other reasons the Company maintains substance in the form of relevant assets and personnel in the countries in which it operates, and therefore exposure to Pillar Two taxation is currently not material from a Group perspective.

In the particular case of Uruguay, on 9 December 2025 it was announced the introduction of a QDMTT measure largely in line with the GloBE rules, referred to in Spanish as the “Impuesto Mínimo Complementario Doméstico”. This has been recognized in the Income tax line within the Consolidated Statement of Income as of December 31, 2025, with no material impact.

The Group continues to assess its exposure to the Pillar Two legislation.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

12       Intangible assets, net

			Patent, intellectual
			property rights and
	Concession Assets	Goodwill	others	Total
Cost
Balances at January 1, 2025	5,402,300	8,788	23,843	5,434,931
Acquisitions	209,768	—	2,185	211,953
Disposals	(193)	—	(144)	(337)
Other	46	—	—	46
Write-off	(8,619)	—	—	(8,619)
Transfer	(11)	—	11	—
Transfer from property plant and equipment	218	—	—	218
Translation differences and inflation adjustment	(50,838)	1,129	2,910	(46,799)
Balances at December 31, 2025	5,552,671	9,917	28,805	5,591,393
Balances at January 1, 2024	4,153,428	9,293	24,661	4,187,382
Acquisitions	219,322	—	1,435	220,757
Disposals	(434)	—	(484)	(918)
Other	2,941	—	—	2,941
Transfer	(1,245)	—	—	(1,245)
Transfer from property plant and equipment	16	—	—	16
Translation differences and inflation adjustment	1,028,272	(505)	(1,769)	1,025,998
Balances at December 31, 2024	5,402,300	8,788	23,843	5,434,931
Depreciation
Accumulated at January 1, 2025	2,258,994	—	20,489	2,279,483
Depreciation of the year	212,862	—	933	213,795
Disposals	—	—	(95)	(95)
Write-off	(5,235)	—	—	(5,235)
Transfer from property plant and equipment	—	—	—	—
Translation differences and inflation adjustment	(37,142)	—	2,607	(34,535)
Accumulated at December 31, 2025	2,429,479	—	23,934	2,453,413
Accumulated at January 1, 2024	1,645,013	—	21,404	1,666,417
Depreciation of the year	188,465	—	822	189,287
Disposals	(31)	—	(284)	(315)
Transfer from property plant and equipment	5	—	—	5
Translation differences and inflation adjustment	425,542	—	(1,453)	424,089
Accumulated at December 31, 2024	2,258,994	—	20,489	2,279,483
Net balances at December 31, 2025	3,123,192	9,917	4,871	3,137,980
Net balances at December 31, 2024	3,143,306	8,788	3,354	3,155,448

During 2025 and 2024 the Group has not identified impairment indicators except in the Brazilian segment due to the losses from its operations.

Therefore, the Group performed the impairment test of the Brazilian CGU (covering concession assets with a carrying value of USD 538.8 million as of December 31, 2025) based on the discounted cash flow model covering the remaining concession period (value in use), considering significant assumptions that required management judgment related to passenger growth rates and discount rate, combined with historical data.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs of a subsidiary or group of subsidiaries that are expected to benefit from such business combination. As of December 31, 2025 and 2024, the recoverable amount of aforementioned CGU’s exceeded their respective carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

13       Property, plant and equipment, net

	Land,	Plant and	Vehicles,
	building and	production	furniture and	Works in
	improvements	Equipment	fixtures	progress	Others	Total
Cost
Balances at January 1, 2025	57,835	55,627	81,354	1,190	22,463	218,469
Acquisitions	496	3,430	8,201	2,011	696	14,834
Disposals	—	(486)	(11,836)	(144)	(226)	(12,692)
Transfers	—	419	—	(688)	269	—
Transfers to intangible	—	—	—	(218)	—	(218)
Translation differences and inflation adjustment	5,439	4,114	1,525	85	2,929	14,092
Balances at December 31, 2025	63,770	63,104	79,244	2,236	26,131	234,485
Balances at January 1, 2024	59,361	54,229	70,385	482	23,531	207,988
Acquisitions	110	3,343	10,459	736	307	14,955
Disposals	—	(41)	(1,941)	—	(2)	(1,984)
Transfers	11	—	—	(11)	—	—
Transfers to intangible	—	(4)	(12)	—	—	(16)
Translation differences and inflation adjustment	(1,647)	(1,900)	2,463	(17)	(1,373)	(2,474)
Balances at December 31, 2024	57,835	55,627	81,354	1,190	22,463	218,469
Accumulated at January 1, 2025	17,679	43,076	59,065	—	20,848	140,668
Depreciation of the year	1,359	2,871	6,438	—	712	11,380
Disposals	—	(473)	(11,334)	—	(161)	(11,968)
Transfers	—	—	—	—	—	—
Transfers to intangible	—	—	—	—	—	—
Translation differences and inflation adjustment	1,287	3,284	984	—	2,734	8,289
Accumulated at December 31, 2025	20,325	48,758	55,153	—	24,133	148,369
Accumulated at January 1, 2024	16,342	41,867	53,574	—	21,286	133,069
Depreciation of the year	1,255	2,786	5,507	—	825	10,373
Disposals	—	(32)	(1,839)	—	(2)	(1,873)
Transfers	—	10	(10)	—	—	—
Transfers to intangible	—	—	(5)	—	—	(5)
Translation differences and inflation adjustment	82	(1,555)	1,838	—	(1,261)	(896)
Accumulated at December 31, 2024	17,679	43,076	59,065	—	20,848	140,668
Net balances at December 31, 2025	43,445	14,346	24,091	2,236	1,998	86,116
Net balances at December 31, 2024	40,156	12,551	22,289	1,190	1,615	77,801

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases

(i)	Amounts recognized in Consolidated Financial Position:

The Consolidated Statement of Financial Position shows the following amounts relating to leases:

	For the year ended December 31,
Right-of-use assets	2025	2024
Land, building and improvements	5,717	7,465
Plant and production equipment	2,029	1,685
Vehicles, furniture and fixtures	1,187	771
	8,933	9,921

Lease liabilities
Current	4,326	3,707
Non-current	5,406	7,010
	9,732	10,717

The evolution of right-of-use assets and lease liabilities during 2025 and 2024 are as follows:

Right-of-use assets	2025	2024
Balances at the beginning of the year	9,921	10,493
Additions	2,608	619
Contract modifications	(4)	(2)
Depreciation of the year	(3,904)	(3,348)
Translation differences and inflation adjustment	312	2,159
Balances at the end of the year	8,933	9,921

Lease liabilities	2025	2024
Balances at the beginning of the year	10,717	13,981
New contracts	2,608	619
Lease payments	(4,745)	(4,397)
Contract modifications	(5)	(2)
Leases financial cost	664	847
Translation differences and inflation adjustment	493	(331)
Balances at the end of the year	9,732	10,717

The maturity of lease liabilities is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2025	4,619	1,230	2,257	2,830	10,936
At December 31, 2024	3,966	3,421	1,920	3,057	12,364

The amounts disclosed in the table are the contracted undiscounted cash flows.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(ii)	Amounts recognized in Consolidated Statement of Income:

The Consolidated Statement of Income shows the following amounts relating to leases:

	For the year ended December 31,
	2025	2024	2023
Depreciation charge of right-of-use assets
Land, building and improvements	(3,354)	(2,817)	(2,730)
Plant and production equipment	(217)	(219)	(198)
Vehicles, furniture and fixtures	(333)	(312)	(275)
	(3,904)	(3,348)	(3,203)

Financial expenses (Leases financial cost)	(664)	(847)	(446)
Expense relating to short-term leases (included in cost of services and selling, general and administrative expenses)	(1,261)	(771)	(865)
Expense relating to leases of low-value assets that are not shown above as short-term leases (included in cost of services and selling, general and administrative expenses)	(832)	(351)	(326)
Expense relating to variable lease payments not included in lease liabilities (included in cost of services)	(279)	(762)	(1,855)

(iii)	Variable lease payments

Some security equipment leases contain variable payment terms that are linked to passenger traffic. Variable lease payments that depend on passengers are recognized in profit or loss in the period in which the condition that triggers those payments occurs. A 10% increase in passenger traffic across airports in the Group with such variable lease contracts would increase total lease payments by approximately USD 27.9 as of December 31, 2025 (USD 76.2 and USD 185.5 as of December 31, 2024 and 2023 respectively).

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

Commercial revenues corresponding to variable income from lease or sub-concession of spaces that do not depend on an index or rate, for example determined on the basis of lessee’s sales or passenger traffic, correspond, as December 31, 2025, to 49% of total revenues of leases and sub-concession of spaces (46% and 42% as of December 31, 2024 and 2023 respectively).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

14       Leases (Cont.)

(iv)	The group as a lessor (Cont.)

Minimum lease payments receivable on leases and sub-concession of spaces with third parties at its airports facilities are as follows:

	At December 31,
	2025	2024	2023
Within 1 year	167,164	105,455	109,314
Between 1 and 5 years	368,373	273,589	266,875
Later than 5 years	163,572	152,681	160,059
Total	699,109	531,725	536,248

15       Investments in associates

	For the year ended December 31,
	2025	2024
Balances at the beginning of the year	11,746	11,992
Share of income/(loss) in associates (Note 10)	31,083	(996)
Contributions	712	666
Others	(278)	65
Translation differences	81	19
Balances at the end of the year	43,344	11,746

Breakdown of the share of income/(loss) in associates is as follows:

	2025	2024	2023
Sociedad Aeroportuaria Kuntur Wasi S.A. (1)	22,378	(666)	(84)
Navinten S.A. (2)	(168)	(263)	7,292
Corpoandino S.A.(3)	8,880	—	—
Others	(7)	(67)	(100)
	31,083	(996)	7,108

Main Associates are as follows:

			Investment in associates
			Percentage of
			ownership at		For the year ended
		Country of	December 31,		December 31,
Company	Main activity	incorporation	2025	2024	2025	2024
Aeropuertos Ecológicos de Galápagos S.A. (4)	Airport Operation	Ecuador	99.90%	99.90%	1,000	1,000
Navinten S.A.	Duty free operation	Uruguay	49.00%	49.00%	9,833	10,001
Sociedad Aeroportuaria Kuntur Wasi S.A. (1)	Airport Operation	Perú	50.00%	50.00%	23,090	—
Corpoandino S.A. (3)	Airport Operation	Perú	50.00%	50.00%	8,880	—
Others		—	—	—	541	745
					43,344	11,746

(1) On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto International de Chinchero; therefore, since then the investment was maintained in zero. As disclosed in Note 26.a, following an arbitration process, the Government of Peru paid an indemnification to KW due to the termination of the concession agreement. Accordingly, as of December 31, 2025, the Group recognized an income of USD 22.4 million in its share of income in associate.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

15       Investments in associates (Cont.)

(2) See Note 28 regarding the acquisition of Navinten S.A.

(3) Corpoandino had a receivable that was previously impaired. Following the favorable outcome of the arbitration proceedings of Sociedad Aeroportuaria Kuntur Wasi S.A., Corpoandino will partially recover this receivable recognizing an income as of December 31, 2025.

(4) Under the terms of the Galapagos Concession Agreement, the net income generated by the Company must be transferred entirely to the DGAC. However, the Group maintains the operational management of such company and therefore has significant influence.

16       Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate enacted in each country that are expected to apply in the period the temporary difference will reverse. The tax rate per country as of December 31, 2025 is the following: Uruguay: 25%, Argentina: 35%, Italy: 29%, Armenia: 18%, Brazil: 34%, Ecuador: 25%, Spain: 25%, Luxembourg: 24% (as of December 31, 2024 the tax rates were the same except in Luxembourg where it was of 25%).

The evolution of deferred tax assets and liabilities during the years 2025 and 2024 are as follows:

Deferred tax liabilities

	Property, plant
	and equipment and	Tax inflation
	Intangibles Assets	adjustment	Other liabilities	Total
Balances at January 1, 2025	446,131	491	13,400	460,022
Increase/ (decrease) of deferred tax liabilities for the year	(2,125)	(459)	3,672	1,088
Translation differences and inflation adjustment	(13,308)	(32)	(291)	(13,631)
Balances at December 31, 2025	430,698	—	16,781	447,479
Balances at January 1, 2024	287,498	10,927	16,182	314,607
Increase/(decrease) of deferred tax liabilities for the year	48,936	(18,132)	(8,350)	22,454
Translation differences and inflation adjustment	109,697	7,696	5,568	122,961
Balances at December 31, 2024	446,131	491	13,400	460,022

Deferred tax assets

		Tax loss	Property, plant and
	Provisions and	carry	equipment and
	allowances	forwards	Intangibles Assets	Other	Total
Balances at January 1, 2025	21,333	58,824	683	9,185	90,025
(Decrease) / increase of deferred tax assets for the year	(282)	(30,115)	3,224	(985)	(28,158)
Other	—	(404)	—	(438)	(842)
Translation differences and inflation adjustment	394	(2,510)	20	606	(1,490)
Balances at December 31, 2025	21,445	25,795	3,927	8,368	59,535
Balances at January 1, 2024	23,807	205,376	813	10,008	240,004
(Decrease) / increase of deferred tax assets for the year	(8,152)	(230,917)	(139)	(1,958)	(241,166)
Other (*)	—	(6,887)	—	820	(6,067)
Translation differences and inflation adjustment	5,678	91,252	9	315	97,254
Balances at December 31, 2024	21,333	58,824	683	9,185	90,025

(*) Mainly includes the application of tax loss carry forwards to tax prepayments made by ICAB based on Law 14,740/23.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

16       Deferred income tax (Cont.)

The Group does not recognize deferred tax assets for unused tax loss carryforward or unused tax credit if it is not probable that there will be sufficient future taxable profit against which the loss carryforward or credit can be utilized.

At December 31, 2025 an amount of USD 406.6 million (USD 358.7 million at December 31, 2024) has not been recognized within deferred tax assets because there is not sufficient evidence that there will be enough taxable profit available to allow the benefit of part or all of that deferred tax asset to be utilized. Unused tax loss carryforwards do not expire although there are certain deduction limits, except for USD 88.5 million which expire between 2034 and 2041 as of December 31, 2025 (USD 88.4 million as of December 31, 2024).

At December 31, 2025, USD 11.3 million (USD 9.5 million at December 31, 2024) of the deferred tax asset relates to tax losses carryforward that do not expire, while the remaining USD 14.5 million (USD 49.3 million at December 31, 2024) expire as follows:

	For the year ended December 31,
Expiration date	2025	2024
December 31, 2026	1,150	2,028
December 31, 2027	—	—
December 31, 2028	13,343	47,070
December 31, 2030	—	269

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes are owed to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	2025	2024
Deferred tax assets	12,638	13,372
Deferred tax liabilities	(400,582)	(383,369)

17       Other receivables

	At December 31,
	2025	2024
Non-Current
Trust funds (1)	43,203	42,162
Tax credits	6,429	6,688
Prepaid expenses	2,079	1,865
Other	8,299	7,746
	60,010	58,461
Current
Tax credits	19,734	26,498
Guarantee deposit	7,469	7,000
Receivables from related parties (Note 27)	11,716	9,239
Prepaid expenses	10,226	6,122
Other (2)	17,449	14,297
	66,594	63,156

(1) Funds are held by a trust, on which the Company does not have the power to direct the relevant activities of the trustee and is not exposed, or have rights, to variable returns, and as a consequence does not consolidate the trustee.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

17       Other receivables (Cont.)

(2) Mainly includes receivable for the additional Municipal tax on passenger boarding fees of TA for a total amount of USD 6,157 as of December 31, 2025 (USD 5,534 as of December 31, 2024).

The fair value of financial assets recorded under other receivables current approximates to its carrying amount. The fair value of financial assets recorded under trust funds non-current amounts to approximately USD 46.7 million at December 31, 2025 (USD 45.6 million as of December 31, 2024). The fair value of these financial assets was calculated using a discounted cash flow (Level 3).

18       Inventories

	At December 31,
Non-Current	2025	2024
Supplies	294	314
	294	314
Current
Supplies	6,390	4,725
Oil and byproducts	8,341	6,681
Others	4	4
	14,735	11,410

19       Trade receivables

	At December 31,
Non-Current	2025	2024
Accounts receivable	4,298	4,305
Loss allowance (see Note 3A(ii))	(4,287)	(4,287)
	11	18
Current
Accounts receivable	193,983	169,162
Trade receivables from related parties (Note 27)	3,393	5,113
Contract assets	2,071	45
Loss allowance (see Note 3A(ii))	(21,703)	(16,774)
	177,744	157,546

Fair value of trade receivables approximates the carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

20       Other financial assets

	At December 31,
	2025	2024
Non-current
Other financial assets at fair value through profit or loss
Equity investments (*)	164	145
Other	5,249	4,092
	5,413	4,237
Other financial assets at amortized cost
Related parties (Note 27)	54,693	26,404
Time deposits	14,758	9,856
Corporate bonds	38,591	46,445
Government securities	—	1,862
Other	854	51
	108,896	84,618
	114,309	88,855
Current
Other financial assets at fair value through profit or loss
Corporate bonds	293	665
Mutual funds	2,158	2,055
Government securities	—	259
Other	—	150
	2,451	3,129
Other financial assets at amortized cost
Corporate bonds	49,766	13,943
Related parties (Note 27)	17,444	21,493
Time deposits	38,519	38,605
Treasury bills	—	1,232
Government securities	11,928	7,621
Other	1,976	29
	119,633	82,923
	122,084	86,052

(*)   Includes equity investments where the Group holds a minor equity interest and does not exert significant influence.

Fair value of other financial assets approximates carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

21       Cash and cash equivalents

	At December 31,
	2025	2024
Cash to be deposited	281	540
Cash at banks	171,762	189,684
Time deposits	33,873	21,615
Other cash equivalents (1)	386,843	228,008
	592,759	439,847

(1) Mainly includes bank deposit certificates with immediate liquidity, treasury bills and highly liquid investments in mutual funds.

The Group considers that its cash and cash equivalents have low credit risk based, mainly, on the external credit ratings of the counterparties.

As of December 31, 2025, cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 4,924 (USD 4,621 as of December 31, 2024).

22       Borrowings

	At December 31,
	2025	2024
Non-current
Bank and financial borrowings (**)	281,644	250,150
Notes (*)	674,212	778,218
Other (***)	—	14,336
	955,856	1,042,704
Current
Bank and financial borrowings (**)	21,689	32,769
Notes (*)	100,595	81,845
Other (***)	17,078	753
	139,362	115,367
Total Borrowings	1,095,218	1,158,071

Changes in borrowings during the years are as follows:

	2025	2024
Balances at the beginning of the year	1,158,071	1,333,237
Loans obtained	18,116	190,345
Loans repaid	(115,095)	(314,077)
Interest paid	(83,739)	(96,168)
Accrued interest for the year	89,216	103,020
Debt renegotiation expenses capitalization	(193)	(2,467)
Translation differences and inflation adjustment	28,842	(55,819)
Balances at the end of the year	1,095,218	1,158,071

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

The maturity of borrowings is as follows:

	1 year or less	1 to 2 years	2 to 5 years	Over 5 years	Total
At December 31, 2025 (1)	221,588	191,683	681,905	350,081	1,445,257
At December 31, 2024 (1)	199,693	213,504	568,212	594,054	1,575,463

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

	At December 31,
	2025	2024
Fair value of borrowings (2)	1,096,063	1,167,139
	1,096,063	1,167,139

(2) Quoted prices (unadjusted) in active markets for identical liabilities included Fair Value Level 1 under IFRS 13 and valuation at quotation prices not adjusted in active markets for identical liabilities included Fair Value Level 2. There are no financial liabilities measured at fair value.

(*) Notes include the following as of December 31, 2025:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	232.0
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	9.3
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	20.9
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.5
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	62.3
AA2000	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	50.7
	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.5
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	22.9
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.7
Total							774.8

(1)	A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)	These notes are dollar-linked, denominated in USD but issued and payable in ARS

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(*) Notes include the following as of December 31, 2024:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
ACI	Senior secured guarantee notes	Nov-2021	USD	246.2	Nov-2034	Fixed 6.875%	237.2
	Senior secured guarantee notes	May-2015, May-2020 (1)	USD	14.6	Nov-2032	Fixed 6.875%	10.4
	Senior secured guarantee notes	Feb-2017, May-2020 (1)	USD	212.3	Feb-2027	Fixed 6.875%	44.5
		Oct-2021	USD	208.9	Aug-2031	Fixed 8.500%	209.1
	Class 1 Series 2021 Notes	Nov-2021	USD	64.0	Aug-2031	Fixed 8.500%	61.7
	Class 4 Notes	Nov-2021	USD	62.0	Nov-2028	Fixed 9.500%	61.4
AA2000	Class 5 Notes	Feb-2022	USD (2)	138.0	Feb-2032	Fixed 5.500%	138.4
	Class 6 Notes	Feb-2022	USD (2)	36.0	Feb-2025	Fixed 2.000%	27.2
	Class 9 Notes	Aug-2022, July-2023	USD (2)	30.0	Aug-2026	Fixed 0.000%	23.1
	Class 10 Notes	July-2023	USD (2)	25.0	July-2025	Fixed 0.000%	18.5
	Class 11 Notes	Dec-2024	USD	28.8	Dec-2026	Fixed 5.500%	28.6
Total							860.1

(1)A partial exchange of the notes initially issued was performed during 2020 and 2021, which is detailed below
(2)These notes are dollar-linked, denominated in USD but issued and payable in ARS
-	ACI Existing Notes are guaranteed and have a security package that includes the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur S.A. and ACI. As of December 31, 2025 and 2024, they were secured by a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.and PDS.

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

On November 12, 2021, ACI issued USD 246.2 million aggregate principal amount of 6.875% of the “New Notes” consolidating the repurchase and exchange of 40.62% of the total original principal amount of the Series 2015 Notes, 96.43% of the total original amount of the Series 2020 Notes and a new money offering of USD 52.9 million in a private transaction under the same terms as the New Notes. The main guarantees remain unchanged while the covenants over ACI Existing Notes were eliminated; an Interest payment account was funded with a portion of the proceeds of the issuance of the New Notes to cancel interest payments until November 29, 2023 and a stand by letter was issued by Goldman Sachs Bank for USD 8.5 million which was increased in November 2024 to USD 14.6 million, remaining in force as of December 31, 2025.

-	AA2000 Existing Notes are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

The main covenants require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. As of December 31, 2025 AA2000 is in compliance with said covenants.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes. The collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms. Accrued interest are capitalized quarterly. The main covenants and guarantees remain unchanged.

On October 28, 2021, AA2000 issued USD 208.9 million aggregate principal amount of 8.5% the “Series 2021 Notes” to repurchase and exchange 24.61% of the total original principal amount of the Series 2017 Notes and 66.83% of the original principal amount of Series 2020 Additional Notes. Additionally, on November 4, 2021, AA2000 issued USD 64 million of Series 2021 Notes related to a new fund raising. The main covenants and guarantees remain unchanged.

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

Once the Existing Notes not exchanged in the Exchange Offer mature or are cancelled in full, AA2000 is required to amend and restate the Cargo Trust and the current trust related to the tariffs dated January 19, 2017, entered into by AA2000 and the trustee thereto (the “Tariffs Trust”), so that the Series 2021 Notes become secured under the Cargo Trust on a pro rata and pari passu basis with the existing beneficiaries of the Cargo Trust, and these beneficiaries in turn become secured under the Tariffs Trust on a pro rata and pari passu basis with the Series 2021 Notes. In accordance with the Concession Agreement, the collateral assignment of revenue must be authorized by the ORSNA. ORSNA approved, on October 15 2021, the amendment of the Tariffs Trust and of the Cargo Trust to include the Series 2021 Notes as beneficiaries thereto (including their future amendment and restatement, once the Existing Notes are cancelled in full). Furthermore, AA2000 received the approval from the BCRA to establish a non-interest bearing USD trust account in the United States to secure the Series 2021.

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

During 2025, AA2000 repurchased dollar-linked Class 10 Notes for nominal value of USD 2.2 million, while during 2024, AA2000 repurchased dollar-linked Class 6, Class 9 and Class 10 Notes for nominal value of USD 7.3 million, USD 7.1 million and USD 4.7 million, respectively.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

(**) As of December 31, 2025, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP plus spread	168.0	A
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.1	D
TCU	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.5	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.5	D
	Banco BBVA Uruguay	USD	Oct-2033	Fixed	4.30%	6.7	B
TA	Intesa Sanpaolo, UniCredit, BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	114.5	A
	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	2.4	B
CAISA	Banco Itaú	USD	Apr-2027	Fixed	3.80%	2.4
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	3.7	D
PDS	BROU	USD	Mar-2028	Variable	4.95%	4.5	C
Total						303.3

As of December 31, 2024, significant bank and financial borrowings include the following:

						Outstanding
						(In millions
Company	Lender	Currency	Maturity	Interest Rate		of USD)	Capitalization(1)
ICAB	BNDES	R$	Dec-2033	Variable	TJLP plus spread	157.7	A
TAGSA	Banco Guayaquil SA	USD	Feb-2026 (2)	Variable	T.R.E. plus spread	2.4	D
	Banco Bolivariano CA	USD	Dec-2025 (3)	Variable	T.R.E. plus spread	1.8	D
	Scotiabank Uruguay	USD	Feb-2026	Fixed	4.30%	0.3	D
TCU	Santander Uruguay	USD	Nov-2027	Fixed	5.37%	0.7	D
	Santander Uruguay	USD	Jan-2028	Fixed	5.37%	0.8	D
TA	Intesa Sanpaolo, UniCredit, BPM, BNP and Cassa Depositi e Prestiti	EUR	Jun-2030	Variable	Euribor plus spread	90.7	A
AA2000	ICBC Dubai	USD	Oct-2025	Variable	SOFR plus spread	10.2	B
	Santander Uruguay	USD	Apr-2027	Fixed	5.10%	3.9	B
CAISA	Banco Itaú	USD	Apr-2027	Fixed	3.80%	3.9
	Santander Uruguay	USD	Apr-2029	Variable	SOFR plus spread	4.0	D
PDS	BROU	USD	Mar-2028	Variable	5.15%	6.5	C
Total						282.9

(1) A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

(2) TAGSA prepaid the loan on February 20, 2025.

(3) TAGSA prepaid the loan on March 20, 2025.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

During 2017 and 2018 ICAB entered into amendments and extension agreements with BNDES in which ACI Airports S.à r.l. and CAAP agreed not to create any encumbrances on their shares in Inframérica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframérica or any change of control in Inframérica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating or a stand-alone rating (without including the sovereign rating) of at least B-/B3, being in compliance therewith as of December 31, 2025.

-	In May 2024, TA signed, with closing date June 27, 2024, a new financial agreement with the Lenders. This loan includes the following credit lines:
●	up to EUR 96.2 million divided into two tranches, to be mainly applied towards TA’s existing financial debt repayment;
●	up to EUR 60.2 million divided into two tranches, to be allocated for the investment plan of the Pisa airport; and
●	up to EUR 20.0 million of revolving loans primarily to meet TA working capital needs.

As of December 31, 2025, the Lenders had disbursed EUR 99.4 million (equivalent to USD 116.8 million) (EUR 89.4 million (equivalent to USD 92.9 million) as of December 31, 2024).

This loan agreement includes covenants which require the maintenance of certain financial ratios to be fulfilled as of June 30 and December 31 of each year the loan remains outstanding along with certain restrictions on dividend distributions.

Those covenants have been met as of December 31, 2025. This loan agreement is also secured by the assignment of account receivables, a pledge on project and operational accounts, a share pledge over subsidiaries, a special privilege on all movable assets and a mortgage on any current and future real estate property rights acquired by TA.

As of December 31, 2025, this loan is covered by a guarantee from SACE S.p.A., for up to the greater of (i) 80% of the loan related to the investment plan or (ii) EUR 48.0 million (equivalent to USD 56.4 million).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

22       Borrowings (Cont.)

-	On July 29, 2022, AA2000 obtained a loan from Industrial and Commercial Bank of China, Dubai branch, for a total amount of USD 10 million. The loan has been repaid in three installments to be made in April, July and October 2025. The loan was secured by a first priority lien on the income generated in the cargo terminal on a pari passu basis with certain commercial bank lenders to AA2000 and the Class 4 Notes, and a second priority lien on the international and regional air station usage fees and concession compensation rights.
-

CAISA pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios, which have been met as of December 31, 2025, as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

-

On April 16, 2021, PDS obtained a loan of USD 10 million with BROU accruing interest at a variable rate set by BROU. This loan is repayable in 60 monthly installments starting on April 2023 and is secured by a guarantee issued by CAAP, and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 0.9 million guaranteed by Corporación America Sudamericana S.A. and a personal guarantee issued by the PDS Chairman as ancillary guarantor of up to USD 0.6 million.

-	On October 28, 2025, TCU entered into a loan agreement with Banco BBVA Uruguay for USD 13.4 million to be allocated for the expansion of the cargo terminal. As of December 31, 2025, USD 6.7 million has been disbursed, and the remaining USD 6.7 million is scheduled for disbursement between March and May 2026. Certain revenues have been assigned as collateral for this facility. Additionally, dividend distributions, capital reductions or shareholder loans are permitted only if TCU is in compliance with its obligations under the facility agreement and maintains certain financial ratio at year-end, which was met as of December 31, 2025.

(***) As of December 31, 2025 and 2024, other borrowings correspond to a loan obtained in December 2024 by CAIT for EUR 14.5 million (equivalent to USD 17.0 million) to be repaid in a single installment at December, 2026, the maturity date. This loan is guaranteed by DICASA as fideiussione. Additionally, the shares of CAIT held by DICASA are not to be transferred or otherwise disposed of until the loan is repaid.

As of December 31, 2025 and December 31, 2024, the Company and its subsidiaries met the financial covenants under all outstanding financings.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities

	At December 31,
	2025	2024
Non-current
Concession fee payable (1)	622,938	550,095
Advances from customers	8,303	8,584
Provisions for legal claims (4)	6,139	7,928
Provision for maintenance costs (2)	26,588	21,941
Other taxes payable	287	789
Employee benefit obligation (3)	4,180	3,885
Other liabilities with related parties (Note 27)	11,742	12,904
Other payables	13,316	15,286
	693,493	621,412
Current
Concession fee payable (1)	295,860	198,420
Other taxes payable	26,979	29,956
Salary payable	57,224	57,402
Other liabilities with related parties (Note 27)	2,078	2,146
Advances from customers	5,145	5,026
Provision for maintenance cost (2)	5,335	6,165
Expenses provisions	3,501	3,294
Provisions for legal claims (4)	7,481	5,889
Other payables (*)	25,344	40,288
	428,947	348,586

(*) As of December 31, 2025, Other payables includes deferred income for a total amount of USD 8,673 (USD 18,556 as of December 31, 2024).

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At December 31, 2025 (**)	428,947	93,512	281,274	1,449,136	2,252,869
At December 31, 2024 (**)	348,586	84,662	265,716	1,335,332	2,034,296

(**) The amounts disclosed in the table are undiscounted cash flows.

The fair value of financial liabilities within current and non-current other liabilities approximates its carrying amount.

(1) The most significant amounts included in the concession fee payable derive from the concession agreement between the Brazilian ANAC and ICAB.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The Brazilian concession agreement provides the payment of a fixed and a variable concession fee.

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

The concession agreement for the Brasilia Airport requires payment of an annual fee of 2% of aeronautical and commercial revenues with a cap annually established by the Brazilian ANAC. Once the cap is reached, concession fee is calculated at 4.5% on the balance.

Changes in the year for fixed and variable concession fee payable are as follows:

	2025	2024
Balances at the beginning of the year	748,515	913,370
Financial result (*)	81,743	87,556
Concession fees	200,588	190,665
Payments	(194,383)	(227,571)
Re-equilibrium compensation (**)	(1,522)	(19,144)
Other	(646)	2,405
Translation differences and inflation adjustment	84,503	(198,766)
Balances at the end of the year	918,798	748,515

(*) Mainly includes changes in the liabilities of Brazilian concessions due to passage of time and changes in the Brazilian IPCA shown in Note 9.

(**) Mainly includes compensation with the re-equilibrium granted to ICAB as detailed in Note 8.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

On October 23, 2020, the Ministério da Infraestrutura of Brazil issued an order (Portaria No. 157) that allow companies to re-schedule at least 50% of their 2020 concession fee payment. On November 2, 2020, ICAB re-scheduled 50% of its fixed concession fees payment of 2020, in accordance with the provisions of the aforementioned order, to the six final years of the concession. The Government order (Portaria No. 157) determined that re-scheduling the payments of the concession fee must not exceed, for each financial year, 75% above the original value and 50% above the original value for the last five years of the concession. As of December 31, 2024 and 2023, a 50% of the fixed concession fee to be paid in 2021 by ICAB was pending as a re-scheduling of such fee was requested. Even though the Brazilian Ministry of Infrastructure had granted its approval, the Brazilian ANAC denied ICAB’s request, and initiated administrative proceedings with a view to declaring ICAB in default of its payment obligations. Therefore, ICAB initiated a judicial procedure and, on February 2, 2022, a writ of mandamus was granted by a Federal judge suspending any act or enforceability in connection with the unpaid portion of the concession fee due to the Brazilian ANAC. The Brazilian ANAC appealed, but in April 2022, the court of justice provisionally maintained the first instance judgment favorable to ICAB. In November 2023, the first instance ruling was confirmed, granting ICAB the right to reschedule the 50% of 2021 fixed concession fee. The Brazilian ANAC appealed and the case remains pending as of December 31, 2025.

Regarding the 2022 concession fee a partial payment of R$ 81.6 million (equivalent to USD 15 million) was made through the application of re-equilibrium credits. To pay the remaining amount ICAB presented an offer of court payment orders to the Ministry of Infrastructure on November 2022. In December 2022, the Ministry issued an official letter confirming that ICAB remained in compliance with its payment obligations, while the analysis of the court payment orders is pending.

On December 10, 2025, ICAB was informed by ANAC of the suspension of the enforceability of the 2025 fixed concession fee, in the amount of R$386.4 million (equivalent to USD 70.2 million), as a result of authorization granted by the SAC, within the scope of the contractual renegotiation process currently under review by the Brazilian Federal Court of Accounts. The suspension will remain valid until the negotiation process is concluded and, while in effect, does not constitute a default of payment for ICAB.

(2) Changes in the year of the Provision for maintenance costs is as follows:

	2025	2024
Balances at the beginning of the year	28,106	27,042
Accrual of the year	4,845	5,594
Use of the provision	(4,800)	(2,801)
Translation differences and inflation adjustment	3,772	(1,729)
Balances at the end of the year	31,923	28,106

(3) TAGSA and TA have post-employment benefits which are defined benefit obligations. The amount of termination benefit has been calculated using the “Projected Unit Credit Method”, based on actuarial valuations at the end of the year.

The assumptions used for the purposes of valuation of TA long term defined benefit obligations at December 31, 2025 and 2024 are:

-  Annual discount rate: 3.96% in 2025 (3.38% in 2024).

-  Annual inflation rate: 2.00% in 2025 (2.00% in 2024).

-  Annual employee termination benefit increase rate: 3.00% in 2025 (3.00% in 2024).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

The iBoxx Eurozone Corporate AA 10+ index has been selected as the discount rate to be used, as the term of 10 or more years is comparable to the average remaining period of service of the personnel subject to the long-term benefit.

The sensibility in relation with the provision of TA for a total amount of USD 2.6 million is as follows:

Assumption	Annual discount rate		Annual rate of inflation		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.25%	(0.25)%	2.5%	(2.5)%
Provision for salary payable	2,482	2,669	2,599	2,548	2,584	2,562

The assumptions used for the valuation of TAGSA at December 31, 2025 and 2024 are:

-  Annual discount rate: 5.06% in 2025 (5.15% in 2024).

-  Annual turnover rate: 13.39% in 2025 (16.07% in 2024).

-  Annual employee termination benefit (in years): 6.36 in 2025 (6.29 in 2024).

-  Annual employee mortality and disability rate: TM IESS 2002 in 2025 (TM IESS 2002 in 2024). (*)

-  Annual employee future wage increase: 1.30% in 2025 (1.33% in 2024).

(*)	Mortality Table “Instituto Ecuatoriano de Seguridad Social”

The sensibility in relation with the provision of TAGSA for a total amount of USD 1.6 million is as follows:

			Annual employee future
Assumption	Annual discount rate		wage increase		Annual turnover rate
Variation rates	0.5%	(0.5)%	0.5%	(0.5)%	0.5%	(0.5)%
Provision for salary payable	1,534	1,675	1,676	1,533	1,595	1,610

Changes of the provision in the year is as follows:

	2025	2024
Balances at the beginning of the year	3,885	4,382
Actuarial (loss) / gain (in other comprehensive income)	(90)	13
Service Cost	375	(273)
Amounts paid in the year	(302)	(359)
Other	—	275
Translation differences and inflation adjustment	312	(153)
At the end of the year	4,180	3,885

The amounts shown in the Consolidated Statement of Comprehensive Income for USD 27 in 2025 (USD (33) in 2024) correspond to the actuarial (loss)/income of USD 90 (USD (13) in 2024), net of taxes of USD (63) (USD (20) in 2024).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

23       Other liabilities (Cont.)

(4) Changes in the year of the provision for legal claims is as follows:

	2025	2024
Balances at the beginning of the year	13,817	14,265
Accrual of the year	1,960	3,768
Other	—	136
Use of the provision	(2,831)	(1,896)
Translation differences and inflation adjustment	674	(2,456)
Balances at the end of the year	13,620	13,817

24       Trade payables

	At December 31,
	2025	2024
Non-current
Trade payable with suppliers	1,219	1,914
	1,219	1,914
Current
Trade payables with suppliers	122,894	115,763
Trade payables with related parties (Note 27)	8,262	5,000
	131,156	120,763

Fair value of trade payables does not materially differ from the net carrying amount.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity

a) Share capital, share premium and treasury shares

Share capital	At December 31,
	2025	2024	2023
Balances at the beginning of the year	163,223	163,223	163,223
Capital increase (1)	1,996	—	—
Balances at the end of the year	165,219	163,223	163,223

Share premium	At December 31,
	2025	2024	2023
Balances at the beginning of the year	183,430	183,430	183,430
Capital increase (1)	38,004	—	—
Balances at the end of the year	221,434	183,430	183,430

(1)On May 28, 2025, CAAP increased its share capital by the amount of USD 1,996 through the issuance of 1,996,439 new shares having a nominal value of USD 1 each. These new shares issued from the authorized share capital were delivered in consideration for the 25% interest in CAIT as disclosed in Note 2.B. As a result of the issuance, the share capital of the Company increased from 163,223 to 165,219 shares. The share premium movement is determined by the difference in the nominal value and the amount determined legally for the subscription. This resulted in an increase of the share premium of the Company from USD 183,430 to USD 221,434.

As of December 31, 2025, 2024 and 2023 the remaining shares issued under the Management Compensation Plan are held in treasury until their allocation to executives and key employees.

	2025		2024		2023
Treasury shares	Shares	USD	Shares	USD	Shares	USD
At January 1	2,132,325	4,094	2,251,123	4,322	2,396,015	4,600
Transfer of treasury shares to executives and key employees	(91,509)	(176)	(118,798)	(228)	(144,892)	(278)
At December 31	2,040,816	3,918	2,132,325	4,094	2,251,123	4,322

Set out below are summaries of shares granted under the Management Compensation Plan for the years ended December 31, 2025, 2024 and 2023:

	Average		Average		Average
	price per		price per		price per
	share	2025	share	2024	share	2023
As at January 1,	12.44	106,667	7.83	138,141	5.62	169,185
Granted during the year	18.44	65,912	14.65	87,324	9.48	113,848
Exercised during the year	(12.90)	(91,509)	(8.70)	(118,798)	(6.55)	(144,892)
As at December 31,	16.81	81,070	12.44	106,667	7.83	138,141

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

a) Share capital, share premium and treasury shares (Cont.)

Additionally, below are the amounts in USD of share granted, exercised and accrued for the years ended December 31, 2025, 2024 and 2023:

	2025			2024				2023
Assignment date	Granted	Exercised	Accrued	Granted	Exercised	Accrued	Granted	Exercised	Accrued
December 2021	—	—	—	—	—	—	—	287	96
April 2022	—	—	—	—	200	33	—	150	150
December 2022	—	—	—	—	126	31	—	188	184
April 2023	—	296	48	—	222	216	739	222	474
November 2023	—	136	30	—	101	160	340	102	151
August 2024	—	384	477	1,279	384	703	—	—	—
September 2025	590	177	313	—	—	—	—	—	—
December 2025	625	187	215	—	—	—	—	—	—
As at December 31,	1,215	1,180	1,083	1,279	1,033	1,143	1,079	949	1,055

b) Other reserves

The movements of Other reserves of the owners of the Company are as follows:

	2025	2024	2023
At the beginning of the year	(1,319,682)	(1,313,888)	(1,314,025)
Change in participation (1)	(14,891)	(4,641)	12
Fair value adjustment on equity issuance (2)	1,785	—	—
Share-based compensation reserve (Note 25.a))	1,083	1,143	1,055
Execution of share-based compensation reserve	(1,180)	(1,033)	(949)
Hedge reserve net of income tax	664	(1,249)	—
Remeasurement of defined benefit obligations net for income tax	11	(14)	19
As at December 31,	(1,332,210)	(1,319,682)	(1,313,888)

(1)	As of December 31, 2025 relates mainly to USD (17.639) from the difference between the fair value of the consideration paid for the acquisition of non-controlling interest in CAIT for USD 41,785 and the carrying amount of the non-controlling interest, see Note 2.B.3 and Notes 25.a) and d); and USD 2,748 from the change in participation in CAS, see Note 2.b and Note 25 d). As December 31, 2024 mainly consists of the change in participations in CASA, see Note 25 d).
(2)	As of December 31, 2025 relates difference between the fair value and the subscription price of the newly issued shares, see Note 1 and Notes 25.a).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

c) Other comprehensive income / (loss)

The movements of the reserve of other comprehensive income / (loss) for the year of the owners of the parent is as follows:

						Transfer from
		Remeasurement		Share of other	Income	shareholders
	Currency	of defined		comprehensive	Tax	equity – currency
	translation	benefit	Cash flow	loss from	effect	translation
	adjustments	obligations (*)	hedge (*)	associates	(*)	differences	Total

Balances at January 1, 2025	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)
Other comprehensive income/(loss) for the year	(59,152)	42	873	81	(240)	—	(58,396)
For the year ended December 31, 2025	(197,805)	571	(770)	(41,139)	28	63,402	(175,713)

Balances at January 1, 2024	(505,015)	532	—	(41,239)	(115)	63,402	(482,435)
Other comprehensive income/(loss) for the year	366,362	(3)	(1,643)	19	383	—	365,118
For the year ended December 31, 2024	(138,653)	529	(1,643)	(41,220)	268	63,402	(117,317)

Balances at January 1, 2023	(273,378)	520	—	(41,169)	(122)	63,402	(250,747)
Other comprehensive income/(loss) for the year	(231,637)	12	—	(70)	7	—	(231,688)
For the year ended December 31, 2023	(505,015)	532	—	(41,239)	(115)	63,402	(482,435)

(*) Income tax relating to OCI amounts to Remeasurement of defined benefit obligations and cash flow hedge. The movement was recognized as other comprehensive income / (loss) of other reserves.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

25       Equity (Cont.)

d) Non – controlling interest

The movements of the non-controlling interest for the year is as follows:

	2025	2024	2023
At the beginning of the year	148,686	78,929	146,274
Shareholder contributions (1)	—	—	9,424
Income / (loss) for the year	9,995	25,238	(13,039)
Other comprehensive income / (loss)
Currency translation	(19,292)	99,841	(50,047)
Remeasurement of defined benefit obligations	48	(10)	(20)
Cash flow hedge	688	(1,874)	—
Reserve for income tax	(197)	441	5
	(18,753)	98,398	(50,062)
Changes in non-controlling interest
Changes in the participations –acquisitions (2)	(27,052)	(26,499)	(12)
Dividends approved (3)	(38,707)	(27,380)	(13,656)
	(65,759)	(53,879)	(13,668)
Non-controlling interest at the end of the year	74,169	148,686	78,929

(1) Corresponds mainly to contributions made by the non-controlling interest in ICAB.

(2) As of December 31, 2025, relates mainly to the carrying amount of the non-controlling interest in CAIT (see Note 2.b and Note 25.a) and the acquisition of the non-controlling interest of CAS performed by Cedicor S.A, increasing the indirect participation of CAAP from 99.99% to 100%. As of December 31, 2024 mainly corresponds to an acquisition performed in October 2024 when Cedicor S.A. purchased for USD 30,949 the participation of the non-controlling interest, becoming the owner of 100% of Corporación America S.A.’s shares.

(3) As of December 31, 2025, all distributions to non-controlling interest approved during the year were fully paid. In addition, during 2025, distributions approved in 2024 that were outstanding as of December 31, 2024 were settled for USD 10,749.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

In August 2005, a civil action was brought by ASSUPA, a non-governmental organization, against Shell Oil Company for alleged environmental damages caused by an oil spill at Ezeiza Airport and, in September 2006, AA2000 was called to intervene as a third party at the request of the plaintiff. The lawsuit alleges that AA2000 is jointly liable with Shell due to the fact that AA2000 manages the real property at which the environmental damages occurred. AA2000 has asserted that Shell is solely responsible for any damages. As of the date of these Consolidated Financial Statements, Shell Oil Company and the ORSNA are jointly implementing a damage remediation plan.

In August 2011, ASSUPA brought a civil action against AA2000 in an Argentine administrative federal court in the City of Buenos Aires (Justicia Federal en lo Contencioso Administrativo de la Capital Federal), under the General Environmental Law No. 25,675, requesting compensation for environmental damage caused in all airports under the AA2000 Concession Agreement.

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works was agreed. It was also agreed that these remediation works would be funded out of the Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement.

In connection with the civil action filed by ASSUPA, on April 15, 2021, a specific agreement covering the improvement and renovation works at Ezeiza airport was signed.

The agreements entered into with ASSUPA were submitted to ORSNA and were also approved by the Court hearing the civil action filed by ASSUPA on August 30, 2021.

In addition, an agreement covering the fees of ASSUPA’s legal counsel and technical experts has also been signed. The monetary amount of this agreement was recognized as of September 30, 2021 and was included in Other operating expenses line.

The amounts to be paid in connection with the remediation works will be considered investments under the AA2000 Concession Agreement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

On December 13, 2023, the Court of Appeals partially upheld the plaintiff’s appeal on the merits and reversed the first instance ruling, ordering ANSA to pay the sum of USD 0.6 million plus USD 0.3 million in interest (set as of December 31, 2025, at an annual rate of 8%). The legal costs of both instances were put on the charges of ANSA and represent, in total to 53.3% of the judgment amount and on appeal were reduced to 15.6% of the judgment amount for the first-instance proceedings and 30% of that figure for the second-instance proceedings.

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

The appeal does not prevent the beneficiaries of the judgment from requesting provisional seizures against ANSA to ensure the collection of their fees if the judgment is upheld. These seizures cannot be executed until the provincial extraordinary appeal is resolved and will proceed only if the appeal is dismissed. If seizures are requested, they will need to be backed by insurance policies. Counsel’s fees should be covered by the insurance policy previously submitted in the proceedings.

ANSA also received a claim from a supplier of USD 0.5 million regarding a breach of contract. Within the framework of the lawsuit, the court ordered an attachment order on ANSA’s bank accounts in the amount of USD 0.3 million, which was replaced by an insurance offered by ANSA in the amount of USD 0.5 million. On September 11, 2024, the trial court partially granted the claim and ordered ANSA to pay ARS 3.4 million (equivalent to USD 3) plus interest, with judicial costs to be shared equally between the parties. On April 28, 2025, the previously issued judgment was partially overturned, and ANSA was ordered to pay ARS 2.2 million, plus interest, with court costs to be shared equally. ANSA complied with the judgment and paid the total amount of ARS 12.2 million (equivalent to USD 0.01 million).

Brazil legal proceedings

Civil Proceedings

ICAB identified three payments in the total amount of approximately R$ 858,000 (equivalent to USD 138.6) made during 2014 by ICAB (when Infravix was still an indirect shareholder of Inframérica), to individuals or entities for which Inframérica was unable to clearly identify a proper purpose. On September 14, 2019, Receita Federal ordered Inframerica to pay the amount of R$1.3 million (equivalent to USD 209.9) in late taxes, claiming that these alleged payments were without cause or did not identify a beneficiary. The case is currently being investigated by the Federal Court of the Federal District where the proceedings are currently stalled. The outcome of this procedure is still uncertain. Infravix is no longer a shareholder in either ICAB or ACIB. Neither ICAB nor ACIB have been notified of any investigation against them.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

On November 17, 2020, the State Court made its final decision and denied the Municipality’s appeal. Therefore, the judgment dismissing the collection of IPTU against ICASGA was confirmed. The Municipality filed a final appeal at the Supreme Court and on August 1, 2023 a first decision was granted, in favor of the City. The Minister decided to revoke the State Court’s last decision and ruled that the State Court had to analyze the lawsuit again. ICASGA submitted an appeal before the Supreme Court, asking for this monocratic decision to be reviewed by the other Ministers. The Supreme Court partially changed its decision, and decided to keep IPTU immunity as a rule, but to allow the Municipality to collect this tax only over the areas occupied by third parties who exploit activities unrelated to the airport public service.

After the Supreme Court’s decision, in December 2023 the Municipality rectified the value of the tax claimed from R$ 80 million (equivalent to USD 12.9 million), to R$ 8 million (equivalent to USD 1.2 million), which is the total value of IPTU for all the concession years. ICASGA filled an administrative appeal, on the grounds that the amount is not correct and should not be charged to ICASGA.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Ecuadorian Proceedings

Tax Proceedings

The Ecuadorian tax authority SRI determined that TAGSA owed approximately USD 3.3 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for an annulment of this determination was submitted by TAGSA on April 27, 2021 and, rejected on November 8, 2021, by the SRI. On January 31, 2022, after exhausting all administrative remedies, TAGSA filed a judicial claim for USD 4.5 million. On July 13 and September 6, 2022, hearings took place, and on October 18, 2022 a ruling was issued in favor of TAGSA. On December 12, 2022, the SRI submitted a cassation appeal against the ruling, which was accepted by the National Court on July 6, 2023. On July 14, 2023, TAGSA submitted its response and on July 2, 2024, the Court issued a final decision in favor of TAGSA, confirming the previous ruling. On July 31, 2024, SRI raised an Extraordinary Protection Action against the ruling issued by the National Court of Justice. On October 21, 2024, the Admission Chamber of the Constitutional Court of Ecuador rejected this action, leading to the case being archived. On April 22, 2025, the release of the guarantee of USD 0.5 million, associated with the claim was ordered.

Italian proceedings

TA entered into two preliminary sales contracts with NIT in 2018 committing to purchase, from NIT itself, land and buildings located in the “Piana di Castello” near the Municipality of Florence. For the first contract, the expected price was equal to EUR 75 million, of which EUR 3 million were paid as a deposit at the time of the execution, while for the second the expected price was EUR 90 thousand, of which EUR 9 thousand had been already paid.

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

The parties submitted their final briefs in December 2023, and On May 1, 2024, the Court issued the ruling in which NIT’s claim was rejected and NIT was condemned to return to TA the sums that had been paid as deposit, plus interest and legal costs.

On May 31, 2024, TA received from NIT reimbursement of the deposit plus interests (EUR 4.7 million). On November 22, 2024, NIT appealed the first instance ruling. On May 23 2025, the parties reached a settlement under which TA renounced its right to claim the EUR 0.1 million (legal costs and related charges) from NIT, and NIT, in turn, waived its right to further challenge the Appeal Court’s decision before the Cassation Court. As a result, the claim is now considered fully and finally resolved.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

a. Contingencies (Cont.)

Peruvian proceedings

On July 13, 2017, the Government of Peru notified the unilateral decision to rescind the concession agreement for the Nuevo Aeropuerto Internacional de Chinchero.

On June 21, 2018, an arbitration procedure request was submitted by KW to the competent authority ICSID (known as CIADI in Spanish). On the same date, CASA also submitted to CIADI a request for the arbitration procedure under the Bilateral investment treaty framework. Both procedures before CIADI shall be carried out in a single docket.

On August 10, 2023, KW received notification from the CIADI Arbitral Court finding that the unilateral termination of the Concession Agreement by the Peruvian Ministry of Transports and Communications was arbitrary and unjustified. The Arbitral Court determined the final award for damages and losses, and on February 28, 2024, both parties submitted further information that was required by the Tribunal to calculate the lost profits based on the invested amounts and the recognition of interests.

On May 9, 2024, ICSID/CIADI confirmed that “Peru breached the concession contract by terminating it without a well-founded reason of public interest” and ordered that “damages in the amount of USD 91.2 million (including interest to February 28, 2024) had to be paid to KW.

In December 2025, KW and the Government of Peru reached a final agreement regarding the compensation to be paid in full satisfaction of the final award issued by the CIADI (see Note 33), in the amount of USD 91.2 million. As a result of this agreement, the uncertainty regarding the recoverability of the award ceased. The Company holds an indirect 50% equity interest in KW. Accordingly, the Company recognized its share of the net amount, after applicable taxes, costs or expenses, in these Consolidated Financial Statements, resulting in an income in share of associates of USD 31.3 million.

Following advice taken from local counsel, no provision has been recognized at December 31, 2025, in relation to the above proceedings, except those specifically mentioned.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments

				Current
		Number of	Concession Start	Concession
Country	Concession	Airports	Date	End Date	Extension Details
Argentina	AA2000	35	1998	2038
	ANSA	1	2001	2026
	BBL	1	2008	2033	10 years
Italy	TA (SAT)	1	2006	2048
	TA (ADF)	1	2003	2045
Brazil	ICAB	1	2012	2037	5 years
Uruguay	PDS	7	2003	2053(1)
	CAISA	1	1993	2043(2)
Ecuador	TAGSA	1	2004	2031
	ECOGAL	1	2011	2032(3)
Armenia	AIA	2	2002	2067(3) (4)
Total		52

(1)	In 2021, the Group obtained a twenty-year extension and the concession of six new regional airports, of which PDS has taken control between 2022 and 2025.
(2)	In 2024, the Group obtained a ten-year extension until 2043.
(3)	In 2026, the concession terms have been extended, please refer to note 33.
(4)	The agreement provides for the possibility to discuss future extensions upon mutual agreement.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

In December 2020, the Argentine Government extended the term of the AA2000 Concession Agreement to February 2038.

Obligations assumed by AA2000 as Concessionaire

Under the terms of the Concession Agreement, AA2000 is responsible for several functions in connection with the airports, among others; operating airport services and facilities in a reliable manner, implementing the master plans approved by the ORSNA, investing in airport infrastructure in accordance with the applicable investment plan and, the maintenance of airports as foreseen under the concession agreement.

Pursuant to the Technical Conditions of the Extension approved by Decree No. 1009/2020, other financial commitments were imposed on AA2000 including the availability of funds to make direct investments.

The Financial Projection of Income and Expenses attached to the Technical Conditions of the Extension include the detail of the estimated dates by which the required commitments and capital expenditures have to be performed.

The Argentine Concession Agreement requires AA2000 to formulate a master plan for each of its airports. Each master plan establishes the investment commitments for each airport during the term of the Argentine Concession Agreement, taking into account the expected demand of aeronautical and commercial services. AA2000 determined the capital expenditures for the periods 2021, 2022-2023; 2024-2027 and 2028-2038.

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

As of December 31, 2025, AA2000 completed the infrastructure works committed within phase 1, while it is currently executing the phase 2 commitment. With respect to the phase 2 commitment, AA2000 executed works for USD 106 million (VAT included), which surpasses the required commitment amount under this phase. AA2000 has submitted the details of the works performed from 2022 to 2025, which are currently under review of the ORSNA.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Obligations assumed by AA2000 as Concessionaire (Cont.)

On December 9, 2024, ORSNA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR, approving the Review of the Financial Projection of Income and Expenses used for the calculation of the concession fees owing for the periods 2021, 2022, and 2023. AA2000 had requested the review of the financial projections in connection with capital and maintenance expenses and the projections of passenger traffic, commercial revenues and maintenance expenses. The request also addresses delays in economic equilibrium revisions and discounts on some rates. On August 7, 2025, ORSNA and AA2000 jointly agreed to suspend the deadlines foreseen for the review process. The procedural deadlines have been further requested to be suspended until April 16, 2026, which remains subject to court approval.

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

Additionally, the Argentine Concession Agreement defines some additional conditions upon which either the Argentine National Government or AA2000 could demand the termination of the agreement. Termination of the AA2000 Concession Agreement would constitute a default under the Senior secured guarantee notes due 2027, the Class 1 Series 2021 Notes due 2031.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Argentine Concession Agreement (Cont.)

Concession fees

Under the terms of the Argentine Concession Agreement, AA2000 is required to allocate monthly an amount equal to 15% of revenues (in ARS) to the Specific Allocation of Revenue, as follows:

-

11.25% of total revenue to a trust for the development of the Argentine National Airport System to fund capital expenditures for the Argentine National Airport System. Of such funds, a 30% are deducted for deposit in an account to the order of the National Administration of Social Security of Argentina. The ORSNA will determine which construction projects within the Argentine National Airport System shall be implemented with such funds, whether at airports operated by AA2000 or not. AA2000 may file proposals with the ORSNA, which, together with the ORSNA’s proposals, shall be communicated to the Secretary of Transportation, which shall decide the application of the trust funds.

-	1.25% of total revenue to a fund to study, control and regulate the Argentine Concession, which shall be administered and managed by the ORSNA.
-	2.5% of total revenue to a trust for investment commitments for the “Group A” airports of the Argentine National Airport System. (Those operated by AA2000).

In lieu of putting money into the trust AA2000 may provide evidence of the provision of aeronautical and/or airport services performed within the framework of the concession. Acceptance of those credits is subject to approval of the Secretary of Transportation and the ORSNA.

Guarantees

In order to guarantee performance of the works, AA2000 has posted a surety bond to comply with the investment plan guarantee required by the ORSNA amounting as of December 31, 2025 to USD 25 million. Additionally, AA2000 provides a performance guarantee for concession contract fulfillment for the total amount of ARS 32,979 million (approximately USD 22.7 million) which is renewed on an annual basis.

Insurance

In addition, AA2000 is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury in an amount of at least ARS 300 million (approximately USD 0.2 million). AA2000 has contracted an insurance policy for an amount of USD 300 million covering liabilities that may arise under civil law in connection with the management and development of works at the airports. Additionally, AA2000 maintains insurance policies covering operational risk and construction risk up to USD 3,184 million and USD 40 million, respectively.

In addition to the airports operated under the AA2000 Concession Agreement, the Group also operates the Neuquén Airport and the Bahía Blanca Airport.

The Neuquén Airport and the Bahía Blanca Airport are not material to CAAP’s business.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Uruguayan Concession Agreements

Carrasco International Airport and New Airports

PDS signed with the Uruguayan Government a concession agreement which granted from year 2003 to 2023 the management, exploitation, construction, maintenance and operation of Carrasco International Airport “Gral. Cesáreo L. Berisso”. A first amendment to the contract dated September 2, 2014 extended the concession until November 20, 2033. As of November 8, 2021, a second amendment to the concession agreement was made, modifying among other things, (i) the term of the agreement to November 20, 2053, (ii) the number of airport (six additional new airports located in Rivera, Salto, Carmelo, Durazno, Melo, Paysandú, (“New Airports”) were added) and (iii) capital expenditures to be made by PDS in connection with the development of the New Airports (USD 67 million in the aggregate between 2022 and 2028 in accordance with the following investment schedule, which may be adjusted as a result of force majeure events and certain other particular circumstances: USD 13 million during 2022, USD 32 million during 2023, USD 18 million during 2024; and USD 4 million during 2028).

The operation of the New Airports by PDS under the amended concession agreement started progressively in 2022. As of December 31, 2025 all the New Airports are fully operational.

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

On May 15, 2024, PDS signed amendments to its concession agreement to include part of the old passenger terminal of the Carrasco International Airport into the concession, PDS plans to invest in order to expand its cargo activities, in particular, pharma and courier services. In counterpart, PDS will pay an additional fee.

Additionally, PDS committed to invest in a new Instrument Landing System (ILS) category IIIb, similar to those utilized in the world’s major airports. This system will enable aircraft to land safely in adverse weather conditions, thereby enhancing air connectivity, increasing predictability for airlines, and providing a competitive advantage for aviation development. The amendment foresees a tariff adjustment (approach fee) that can be charged by PDS.

During the next five years, PDS is committed to make additional capital expenditures in the amount of USD 56.8 million.

Upon execution of the amended concession agreement, the Uruguayan Ministry of Defense will still have the right, with prior authorization from the Uruguayan executive power, to terminate the concession agreement prior to the scheduled termination date due to reasons based on “public interest”. In this case, an indemnification amount shall be paid the amount of which depends on whether the termination relates to one or more of the New Airports (partial termination) or to the Carrasco International Airport (full termination).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Concession fees

Pursuant to the concession agreement, PDS is required to pay to the Uruguayan Government an annual fee, which will be the higher of: a) USD 6,056; or b) the amount resulting from multiplying the work units (per passenger or per each 100 kilograms of cargo or mailing) by USD 0.00557, plus applicable cargo fees. The aforementioned 2014 amendment established additional fees based on the number of passengers that use the Carrasco Airport and as long as the number of passengers exceed 1.5 million passengers per year. These additional fees are calculated by multiplying the number of passengers by a fixed coefficient, depending on the volume of passengers.

Guarantees

Based on the above, PDS is required to provide the following guarantees: a guarantee securing the completion of the construction works for a total amount as of December 31, 2025 of USD 3.9 million and a performance guarantee for USD 7.6 million that will be returned to PDS six months after the expiration of the concession agreement.

Insurance

PDS must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement, with itself and the Uruguayan Ministry of Defense as loss payees, to cover all risks until termination or expiration of the concession. The minimum coverage amount is USD 250 million. As of December 31, 2025, the coverage amount is approximately USD 646 million.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Punta del Este Airport (Cont.)

Terms of the Punta del Este Concession Agreement extension include a minimum annual concession fee of USD 500 and incremental capital expenditures of approximately USD 35 million, including the construction of a new general aviation terminal building, remodeling of boarding areas and a new VIP lounge, together with implementation of technology and innovation to improve the passenger experience. In June 2024, the minimum annual concession fee was increased from USD 611 up to USD 649, while in September 2025 increased up to USD 666 aligned with an increase in tariffs.

During the next five years and upon execution of the amendment, CAISA expects to incur additional capital expenditures in the amount of USD 3.5 million, all required by contract.

Based on the above, CAISA was required to provide the following guarantees: a guarantee securing the completion of the construction works and a guarantee for concession contract fulfillment for USD 1.0 million and USD 0.4 million respectively.

Additionally, CAISA must contract civil liability insurance against damages, losses or injuries that could be caused to persons or property in relation to the performance under the concession agreement. The amount insured as of December 31, 2025 is approximately USD 369.3 million.

Ecuadorian Concession Agreement

TAGSA

TAGSA has a concession agreement which granted until July 27, 2029 the development, operation and maintenance of JJO. On July 20, 2021 TAGSA, AAG and the Municipality of Guayaquil entered into an amendment of the agreement resolving to extend the concession of the Guayaquil airport for additional two years, i.e. until July 27, 2031.

Obligations assumed by TAGSA as Concessionaire

Under the terms of the Concession Agreement, TAGSA is responsible for several functions in connection with the airport, among others; operate and manage the airport, make investments and maintenance specified in the Concession Agreement and expansion of the national terminal, pay the annual concession fee, provide other non-aeronautic services.

On July 6, 2018, TAGSA amended the concession agreement (the “Guayaquil Concession Agreement”) which established new additional works for an amount of USD 32.2 million to be completed by TAGSA prior to the end of the concession’s term. As of December 31, 2025 TAGSA is committed to make additional capital expenditures in the amount of USD 2.3 million.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Insurance

In addition, TAGSA is required to maintain a civil liability insurance policy covering personal and property damages, loss or injury. TAGSA has taken out an insurance policy for an amount of approximately USD 581.9 million covering liabilities that may arise under civil law in connection with the management and development of work in the airports.

ECOGAL

ECOGAL has a concession agreement, which granted until 2026 the development, operation and maintenance of Seymour Airport in Galapagos Island. The term of the concession has been extended, see Note 33.

ECOGAL is required to maintain a bank guarantee of USD 700 to the “DGAC”, which should be in place during the term of the Galapagos Concession Agreement. This bank guarantee is in force as of December 31, 2025.

Brazilian Concession Agreement

ICAB signed with the Brazilian ANAC a concession agreement which grants the construction, operation and maintenance of the airport of Brasilia for a period of 25 years from 2012. They can be extended for another five years if necessary to reestablish economic equilibrium.

Obligations assumed by ICAB as Concessionaire

Under the terms of the Concession Agreements, ICAB is responsible for several functions in connection with the airports, among others; provide adequate services to passengers and users of the airports, provide proper services, presenting the Brazilian ANAC with an Infrastructure Management Plan and Services Quality plan every five years making any necessary investments to expand airport operations to sustain the required service levels. During the next five years, ICAB expects to incur additional mandatory investments in the amount of USD 3.1 million with respect to the Brasilia Airport.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazilian Concession Agreement (Cont.)

Obligations assumed by ICAB as Concessionaire (Cont.)

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

Guarantees

Under the Brazilian Concession Agreement, the Brazilian concessionaires are required to provide certain performance bonds for some events. Main performance bonds relates to Phase I-B and Phase II events. The current amount of Phase II is R$ 283.7 million (equivalent to USD 51.6 million) in ICAB.

Re-bidding of the Natal Airport

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

The total amount of the indemnification was finally approved by the National Congress and endorsed by the President of Brazil on December 27, 2023 crystalizing a final gross indemnification of R$ 609.5 million (equivalent to USD 125.9 million).

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Brazilian Concession Agreement (Cont.)

Re-bidding of the Natal Airport (Cont.)

Considering that all conditions for the concession agreement amended to be effective were met, as of December 31, 2023, a net gain of USD 166.5 million was recognized in ICASGA, mainly due to a gain for the reversal of impairment losses recognized in previous periods over intangible assets of USD 103.8 million and other operating income that includes the compensation for the assets and liabilities of the concession for a total of USD 62.7 million (Note 8). The related concession assets, including the concession intangible asset, and liabilities were derecognized as of December 31, 2023. The transaction did not have an impact on income tax as unrecognized tax loss carry forwards were used to compensate the current tax expense for an amount of approximately R$ 36.8 million (equivalent to USD 7.4 million). Based on tax advice received, management considers that the deduction of 100% of the tax loss carryforwards can be applied.

On December 29, 2023, the Brazilian Government made a partial payment deducting all the obligations related to fixed and variable concession fees and including the receivables related to re-equilibriums (a total net payment of R$ 199.7 million equivalent to USD 41.3 million), extinguishing all the concession fees obligations that ICAGSA maintained. On January 5, 2024, the remaining balance of the indemnification was collected, totaling USD 90.6 million.

Additionally, on December 31, 2023, following ICASGA’s absorption by ACIB, a Brazilian subsidiary of CAAP, all the rights and obligations of ICASGA were transferred to ACIB.

Related to this process, a final settlement of accounts between ANAC and ACIB was pending. In July 2025, ANAC determined that a credit totalling to R$ 7.6 million, equivalent to USD 1.4 million was to be paid to ACIB in connection with the return of the assets, amount which sum is reported in Other operating income in the Consolidated Statement of Income. As of December 31, 2025, payment of this credit is pending and therefore the credit has been restated by the Brazilian IPCA as of December 31, 2025, now amounting to R$ 9.4 million, equivalent to USD 1.7 million.

Armenian Concession Agreement

AIA CJSC has been awarded a concession agreement, which grants until year 2032 the exclusive exploitation, administration, maintenance and operation of Yerevan airport, Zvartnots and Shirak Airport. At the end of the concession period, the Company has the option to indefinitely extend the term of the concession agreement for additional periods of five years. The Armenian Concession Agreement does not require AIA to pay any fee or other consideration of any kind whatsoever for the rights granted to it under the Armenian Concession Agreement. Within the scope of the Armenian Concession Agreement the Company planned to build a new terminal in three phases. The first two phases are completed, which mainly included the construction of a new terminal for arrivals and departures.

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

AIA’s management has presented to the Armenian Government a new draft Master Plan in order to determine the capital expenditures to be incurred in Zvartnots Airport and Shirak Airport until 2033. See Note 33.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

Pursuant the terms of the Italian Concession Agreements, TA is required to present a long-term master plan for each individual airport. The master plan projections (including traffic, operating expenses, investment commitments, etc.) are used by ENAC (Italian regulatory authority) to determine airport tariffs and are revised every four years. Once approved by ENAC, the investment commitments in the master plan become binding obligations under the terms of the respective Concession.

TA is undergoing the authorization process for the Florence Airport master plan. Following judicial proceedings and subsequent regulatory changes, the project was revised and a new master plan with a 2035 horizon was defined. On November 12, 2025, the Environmental Impact Assessment decree was published, with a positive outcome. The decree, which incorporates the Environmental Impact Assessment Commission’s assessment of the effectiveness of the environmental impact mitigation measures proposed by TA, constitutes the preparatory act for the Services Conference. The Service Conference represents the next step in the authorization process for the construction of the new runway and terminal at the Florence airport.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Italian Concession Agreement (Cont.)

Obligations assumed by TA as Concessionaire (Cont.)

On October 24, 2017, ENAC approved and signed 2015-2028 master plan for the Pisa airport.

Both, Pisa and Florence Concession Agreements provide that, in the event needs of public interest arise, TA may request that the concessions be revoked, at which time TA will assume the burden of making all compensatory payments to be determined with the relevant third parties and after consulting ENAC.

The concessions granted may be forfeited before their expiration date upon the occurrence of specified events of default. If any of the concessions are revoked before its expiration, whether through a forfeiture or termination due to an event of default, ENAC shall regain the rights over the assets which were assigned to TA.

Concession fees

As consideration for both airport concessions granted by ENAC, TA is required to pay annual fees to be determined pursuant to Law No. 662/1996, which states that the relevant fees shall be the subject of the joint determination of the Ministry of Finance and the Ministry of Infrastructure and Transport. The fees are established by Inter-Managerial Decree (decreto interdirigenziale) dated June 30, 2003, which provides the adoption of a workload unit criteria, where each unit corresponds to one passenger or 100 kg of goods or post.

Concession fee payments are to be made in two separate installments, the first one to be made each July 31 and the second one each January 31 of each year during the concession agreement. The following year, each payment shall be equivalent to 50% of the annual concession fee payments. The value of the minimum concession fee is adjusted on an annual basis according to inflation.

Guarantees

Suretyships provided to third parties on behalf of TA (EUR 8.5 million as of December 31, 2025, equivalent to USD 10.0 million) mainly refer to performance bonds with ENAC as beneficiary, in order to guarantee full and exact fulfillment of the obligations of the concessionaire under the concession agreements; of the Municipalities of Pisa and Florence to ensure compliance with municipal regulations in the execution of works for the expansion of the airports infrastructure by TA and other items.

Under the Pisa and Florence Concession Agreement, TA shall procure an insurance policy, for an amount to be determined in agreement with ENAC, in order to cover a series of risks related to the assets used either directly or indirectly in the airport management business (e.g., fires, aircraft crashes, damages due to transported goods, machinery or natural events). TA has taken out insurance policy for an amount of about EUR 885 million covering property damages, business interruptions and airport liabilities.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

b. Commitments (Cont.)

Insurance

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

In May 2023, the structure under the Consortium was created in Nigeria, with CAAN as a holding company and KACC and AACC as operating companies related to the Kano and Abuja airports and cargo terminal concessions respectively. As of December 31, 2025, CAAP holds indirectly a 51% of ownership of CAAN, which is in turn 100% owner of KACC and AACC.

On April 7, 2025, the Federal Government of Nigeria discontinued the previous concession allocation processes for four international airports (Lagos, Abuja, Kano, and Port Harcourt). The Government informed the Company that the concessions bidding process will be restructured and re-advertised. Considering the latest communication exchanges, the Company is assessing the impact of the decision communicated by the Government and the next steps to be taken in connection with the procedure. As of December 31, 2025, the Nigerian companies created by the Consortium in anticipation of the operation of the Abuja and Kano concessions remained inactive.

CAAP – Award agreement to operate Baghdad International Airport in Iraq

On November 5, 2025, CAAP and Amwaj International for Real-Estate Investments Co. Ltd. signed an award agreement with the Government of Iraq, following an international tender process to operate Baghdad International Airport. Pursuant to the terms of the award agreement, the Parties had a term of ninety days (which may be extended by mutual agreement) to negotiate in good faith and enter into the respective Public-Private Partnership agreement. The parties are currently negotiating an extension of this period. On September 30, 2025, a bank counter-guarantee totaling the equivalent to USD 2.1 million was issued connection with this airport concession tender. The expiration date of this guarantee is November 1, 2026.

CAAP – Award agreement to operate Dr. António Agostinho Neto International Airport in Angola

On December 11, 2025, the Ministry of Transport of the Republic of Angola signed a communication related to the award decision in the tender process for the operation, management and maintenance of Dr. António Agostinho Neto International Airport, in favor of the consortium formed by CAAP and Mota-Engil Engenharia e Construção África S.A., and Bestfly Lda. The decision follows a competitive process conducted in full compliance with applicable legal and technical standards in Angola. The parties are in the process of negotiating the corresponding concession agreement.

Other commitments

As of December 31, 2025, TAC holds guarantees related to construction works for EUR 0.4 million, equivalent to USD 0.5 million.

As of December 31, 2025, CAAP guarantees an energy supply contract signed by ICAB covering the purchase of electric power for R$ 1.1 million (equivalent to approximately USD 0.2 million).

On May 6, 2025, a bank guarantee totaling EUR 1.2 million (equivalent to USD 1.4 million) was issued by Unicredit Bank in favor of CAAP to support an offer made in connection with an airport concession tender. This guarantee will remain in full force until May 9, 2026, and is secured by a deposit equal to the amount of the guarantee, which is reported in the Other financial assets at amortized cost line of these Consolidated Statements of Financial Position.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

26       Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of December 31, 2025, 2024 and 2023, equity as defined under Lux GAAP consisted of:

	At December 31,
	2025	2024	2023
Share capital	165,219	163,223	163,223
Share premium	221,434	183,430	183,430
Reserve for own shares	3,918	4,094	4,322
Legal reserve	10,017	7,419	3,676
Free distributable reserves	378,910	378,910	378,910
Non-distributable reserves	1,354,109	1,353,934	1,353,706
Retained earnings	187,460	86,099	37,890
Total equity in accordance with Luxembourg law	2,321,067	2,177,109	2,125,157

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

On May 22, 2025, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2024, and resolved to allocate USD 2,598, representing 5% of the profit generated during the 2024 financial year, to legal reserve.

On May 22, 2024, CAAP held its Annual General Meeting of Shareholders in Luxembourg, where the shareholders approved the Company’s financial statements as of December 31, 2023, and resolved to allocate USD 3,743, representing 5% of the profit generated during the 2023 financial year, to legal reserve.

27       Related party balances and transactions

CAAP is controlled by ACI Airports S.à r.l., which is controlled by CAI, previously denominated America Corporation International S.à r.l.), both of which are Luxembourg based companies.

CAI is controlled by SCF (CAAP’s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation’s purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions. Interests in subsidiaries are set out in Note 2.B.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”. The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At December 31,
	2025	2024
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,480	2,379
Trade receivables with other related parties	1,913	2,734
Other receivables with associates	2,238	—
Other receivables with other related parties	9,478	9,239
Other financial assets with associates	2,408	3,260
Other financial assets with other related parties(1)	69,729	44,637
Trade payables to associates	(4,078)	(1,123)
Trade payables to other related parties	(4,184)	(3,877)
	78,984	57,249
(b) Other liabilities
Other liabilities to associates(2)	(12,651)	(13,813)
Other liabilities to other related parties	(1,169)	(1,237)
	(13,820)	(15,050)
(c) Other balances
Cash at banks in other related parties	28,142	34,102
	28,142	34,102

(1) As of December 31, 2025 mainly includes a loan and time deposits to other related parties amounting to USD 16.7 million and USD 50.0 million respectively (USD 15.1 million and USD 25.0 million respectively as of December 31, 2024).

As of December 31, 2025, the loan accrues interests at a fixed annual rate of 8.0% and matures in December 2026.

Time deposits with related parties include the following as of December 31, 2025:

			Contract	Contract amount (In
Contract date	Maturity date	Interest rate	currency	million of USD)
Jan-24	Jan-27	5.00%	USD	10.0
Feb-25	Feb-28	5.00%	USD	20.0
Jul-25	Jul-28	4.75%	USD	10.0
Aug-25	Aug-28	5.00%	USD	5.0
Aug-25	Aug-28	10.50%	DRAM	5.0
Total				50.0

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

27       Related party balances and transactions (Cont.)

Time deposits with related parties include the following as of December 31, 2024:

			Contract	Contract amount (In
Contract date	Maturity date	Interest rate	currency	million of USD)
Jan-24	Jan-27	5.00%	USD	10.0
Aug-24	Aug-25	9.60%	DRAM	5.0
Total				15.0

The Group’s investments reported in Other financial assets with related parties are considered to be low-risk investments. The credit ratings of the issuers are monitored for credit deterioration. The Group has not experienced significant losses from those assets.

(2) Includes deferred income from associates.

Summary of transactions with related parties are:

	For the year ended December 31,
	2025	2024	2023
Transactions
Aeronautical/Commercial revenue	29,617	27,120	14,267
Fees	(13,878)	(13,066)	(10,300)
Interest accruals	3,591	1,855	660
Acquisition of goods and services	(35,403)	(31,124)	(22,955)
Compensation to the Group’s key staff	(5,971)	(4,871)	(4,249)
Others	(2,173)	(2,593)	(4,198)

The Group leases buildings to other related parties, which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 3,470 as of December 31, 2025 (USD 4,677 as of December 31, 2024). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 4,445 (USD 5,969 as of December 31, 2024).

As of December 31, 2024 the Group acquired from other related parties the non - controlling participation of CASA for USD 30,949 described in note 25.d.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

28       Business combinations, other acquisitions and investments

In December 2023, after a series of purchase and sale operations, CAAP became holder of 49% of the share capital of Navinten, a non-listed company based in Uruguay that operates duty-free shops at Uruguayan airports. The acquisition increases the Group’s market share in the commercial business linked to the airports of said country.

The consideration for the transaction amounts to USD 3.4 million payable through a promissory note issued by CAAP and the fair value of the net assets acquired amounted to USD 4.1 million, resulting in a net gain shown in Share of income/ (loss) in associates in the Consolidated Statement of Income of USD 0.7 million. The result in associates that related to Navinten is USD 7.3 million and is included also in Share of income/ (loss) in associates as of December 31, 2023.

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

29       Cash flow disclosures

	At December 31,
	2025	2024	2023
Changes in working capital
Other receivables and credits	(58,969)	(68,846)	(32,429)
Inventories	(2,470)	5,013	(1,551)
Other liabilities	(9,991)	(69,658)	(19,323)
	(71,430)	(133,491)	(53,303)

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

29       Cash flow disclosures (Cont.)

The most significant non-cash transactions are detailed below:

	For the year ended December 31,
	2025	2024	2023
Intangible assets acquisition with an increase in Other liabilities / Borrowings / Lease liabilities	(6,661)	(6,749)	(1,180)
Intangible assets increase in Other liabilities	(46)	—	—
Property, plant and equipment with an increase in Other liabilities	—	(2,737)	(124)
Right-of-use asset initial recognition with an increase in Lease liabilities (Note 14)	(2,608)	(619)	(5,217)
Concession fees paid with credit of financial re-equilibrium (Note 23)	—	(2,200)	(22,946)
Income tax paid with tax certificates	(149)	(6,887)	(2,339)
Dividends pending of payment	—	(12,435)	—
Acquisition of non-controlling interests through issuance of shares (Note 2 and Note 25.d)	(40,000)	—	—
Application of credits compensated with concession fees	—	—	(19,156)
Purchase of Navinten shares (Note 28)	—	—	(3,384)
Sale of Navinten shares (Note 28)	—	—	3,384
ICASGA’s compensation received through a guarantee deposit	—	—	(41,262)
Release of concession fee payable due to ICAGSA’s re-bidding process	—	—	(74,640)
Compensation of ICASGA’s re-equilibriums	—	—	5,309
Compensation of ICASGA’s monthly contribution	—	—	(3,767)
ICASGA’s compensation to be collected	—	—	(66,612)

Reconciliation of debt:

According to the IAS 7, the movements in the debt of the year that impact on the cash flow as part of the financing activities are detailed below:

	Bank and financial
	borrowings	Notes	Banks overdrafts	Other	Total
Values at the beginning of the year	282,919	860,063	—	15,089	1,158,071
Proceeds from borrowings	18,116	—	—	—	18,116
Loans and interest paid	(58,119)	(139,871)	—	(844)	(198,834)
Debt renegotiation expenses	(193)	—	—	—	(193)
Effects of exchange rate changes and inflation adjustment	32,106	(5,267)	—	2,003	28,842
Other non-cash movements *	28,504	59,882	—	830	89,216
Balances as of December 31, 2025	303,333	774,807	—	17,078	1,095,218

	Bank and financial
	borrowings	Notes	Banks overdrafts	Other	Total
Values at the beginning of the year	392,239	940,937	61	—	1,333,237
Proceeds from borrowings	145,741	29,105	—	15,499	190,345
Loans and interest paid	(231,001)	(179,025)	(219)	—	(410,245)
Debt renegotiation expenses	(2,256)	(200)	—	(11)	(2,467)
Effects of exchange rate changes and inflation adjustment	(50,613)	(4,775)	4	(435)	(55,819)
Other non-cash movements *	28,809	74,021	154	36	103,020
Balances as of December 31, 2024	282,919	860,063	—	15,089	1,158,071

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

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

30       Share-based payments

Management share compensation plan

On August 20, 2020, the Company approved a management share compensation plan for a period beginning on such date and, in March 2025 has been extended until a new compensation plan is approved by the BOD.

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

As detailed in Note 25.a, as of December 31, 2025, certain awards in shares were approved under the terms of the Management share compensation plan and most of those shares have been already allocated to eligible employees.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

31       Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the Group by the weighted average number of shares outstanding each year.

The following table shows the net income and the number of shares that have been used for the calculation of the basic earnings per share total:

	At December 31,
	2025	2024	2023
Income attributable to equity holders of the Group	247,724	282,674	239,506
Weighted average number of shares (thousands) (Note 31. c)	162,293	161,012	160,891
Basic earnings per share of the year attributable to the ordinary equity holders of the Group	1.53	1.76	1.49

b) Diluted earnings per share

Diluted earnings per share is calculated by dividing the profit or loss attributable to ordinary equity holders of the Group by the weighted average number of ordinary shares outstanding during each year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following tables show the net income and the number of shares that have been used for the calculation of the diluted earnings per share total:

	At December 31,
	2025	2024	2023
Income attributable to equity holders of the Group	247,724	282,674	239,506
Weighted average number of shares and potential ordinary shares (thousands) (Note 31.c)	162,451	161,193	161,058
Diluted earnings per share of the year attributable to the ordinary equity holders of the Group	1.52	1.75	1.49

c) Weighted average number of shares used as the denominator

	At December 31,
	2025	2024	2023
Weighted average number of shares outstanding	164,415	163,223	163,223
Weighted average number of treasury shares	(2,122)	(2,211)	(2,332)
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	162,293	161,012	160,891
Adjustments for calculation of diluted earnings per share:
Equity settled share - based payment (1)	158	181	167
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	162,451	161,193	161,058

(1) Rights to equity settled share-based payment granted to executives and key employees in accordance with the Management Compensation Plan by the Compensation Committee (Note 30) are included in the calculation of diluted earnings per share, assuming all outstanding rights will vest. The rights are not included in the determination of basic earnings per share.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

32        Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. According to the information provided by the Company’s subsidiaries, as a result of the financing conditions their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances are restricted as of December 31, 2025 and 2024.

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

33       Subsequent events

Peruvian proceedings

On January 14, 2026, KW received payment from the Government of Peru in the amount of USD 91.2 million in full satisfaction of the final award issued by the CIADI. As disclosed in Note 26.a, the accounting impact of this transaction has been recognized in the consolidated statement of income for the year ended December 31, 2025, given that the Company holds an indirect 50% equity interest in KW.

ECOGAL Concession Agreement

On January 15, 2026, executed an addendum to the concession agreement for Seymour Airport, located on Baltra Island, Galápagos, Ecuador. The addendum provides for the rebalancing of the economic and financial equilibrium of the concession agreement, which had been adversely affected by the COVID-19 pandemic.

Key changes to the concession agreement include:

-	The concession term has been extended by six years through December 31, 2032. The amended agreement further provides for the possibility to discuss potential future extensions in order to maintain the economic and financial equilibrium of the concession.
-	If deemed necessary, Ecogal shall carry out runway repaving works during the second half of 2031, with a maximum investment of USD 4.0 million (including VAT).
-	The amendment includes a provision for the maintenance of the economic and financial equilibrium of the concession, which shall be reviewed every two years. If the equilibrium is affected by circumstances not attributable to the parties, or by requirements of national necessity, force majeure, or fortuitous events, the parties shall have the right to request a renegotiation of the terms of the concession agreement to rebalance the economic and financial equilibrium.
-	The agreement establishes that the Terminal Use Charge tariff will be adjusted annually.

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

33       Subsequent events (Cont.)

Armenian Concession Agreement

On January 23, 2026, an amendment agreement with the GOA to amend certain terms of the existing concession agreement of December 17, 2001 was signed.

Key changes to the concession agreement include:

-	The concession term has been extended by 35 years through December 31, 2067. The amended agreement further provides for the possibility to discuss potential future extensions, subject to mutual agreement.
-	Pursuant to the terms of the amendment agreement, AIA shall submit a new Master Plan by January 31, 2026, including a capital investment program of USD 425 million to be executed by 2033, covering infrastructure development, operational enhancements, and long-term capacity at Zvartnots International Airport. The Master Plan shall be updated every five years thereafter. The Master Plan was submitted on January 26, 2026. This program includes all capital investments made between the end of the former Master Plan (January 1, 2023) and the approval of the new Master Plan. However, if GOA’s approval of the Master Plan exceeds four months from its submission, the execution period for these capital investments will be extended accordingly. The Master Plan will be updated each five years as from 2034 and extended to cover the Term of the Agreement.
-	The amendment introduces an economic equilibrium rebalance framework, providing for compensation mechanisms in the event of: force majeure events, passenger traffic declines below certain thresholds, any additional regulatory or tax changes affecting the concession’s financial balance, and additional capital investments approved by GOA beyond the agreed investment program. The compensation mechanism may be given via tariff adjustments and/or extensions of the concession term.
-	The agreement establishes that AIA has the right to adjust all tariffs set in EUR, staring in April 2027, by a parametric formula considering the inflation indices in Armenia, the United States, and the European Union, as well as the applicable exchange rates.

CAAP – Award agreement to operate Baghdad International Airport in Iraq

On March 12, 2026, a standby letter of credit issued by Citi Bank, totaling USD 2.1 million, was provided in order to replace the existing counter-guarantee related to this airport concession tender. This guarantee will remain in full force until December 1, 2026.

Impact of conflict between Iran, Israel and United States

The recent escalation of conflicts between Iran, Israel and United States is disrupting international travel in the Middle East. It is possible that such war could disrupt supply chains, cause instability in the global economy and disrupt international travel affecting the countries generally served by the Company, mainly Armenia.

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

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

For the purpose of presenting parent only financial information, the Company records its investments in subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as Investments in subsidiaries and the income/loss of the subsidiaries are presented as Share of income in subsidiaries and associates. The Share of income in subsidiaries includes the effects of changes in ownership interests which, at the consolidated level, are recognized in Other reserves within equity, as these transactions do not result in a change in control. Therefore, the income for the year in the condensed statement of income may differ from the income for the year of the owner of the parent Company in the Consolidated Statement of Income. Certain information and footnote disclosures generally included in the Consolidated Financial Statements prepared in accordance with IFRS have been condensed and omitted.

As of December 31, 2025, the Company did not have significant capital commitments and other significant commitments, or guarantees, except for those that have been separately disclosed in the Consolidated Financial Statements, mainly included in Note 22 and 26.b.

CONDENSED STATEMENT OF INCOME

	For the year ended	For the year ended	For the year ended
	December 31, 2025	December 31, 2024	December 31, 2023
Continuing operations
Selling, general and administrative expenses	(10,706)	(7,816)	(7,728)
Other operating income	1	5	2,972
Other operating expense	—	—	(1)
Operating loss	(10,705)	(7,811)	(4,757)
Share of income in subsidiaries and associates	241,198	283,083	247,585
Income before financial results and income tax	230,493	275,272	242,828
Financial income	9,183	6,573	1,905
Financial loss	(639)	(723)	(586)
Income before income tax from continuing operations	239,037	281,122	244,147
Income tax	(4,419)	(1,854)	(4,629)
Income for the year	234,618	279,268	239,518

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended	For the year ended	For the year ended
	December	December	December
	31, 2025	31, 2024	31, 2023
Income for the year	234,618	279,268	239,518

Items that may be reclassified to profit or loss:
Share of other comprehensive (loss) / income from subsidiaries and associates from continuing operations	(58,396)	363,884	(231,688)
Total comprehensive income for the year	176,222	643,152	7,830

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF FINANCIAL POSITION

	At December	At December
	31, 2025	31, 2024
ASSETS
Non-current assets
Property, plant and equipment, net	21	24
Right-of-use asset	200	227
Investments in subsidiaries	1,587,121	1,390,616
Investments in associates	18,356	10,001
Other financial assets at amortized cost	1,660	3,543
Current assets
Other financial assets at fair value through profit or loss	2,158	2,205
Other financial assets at amortized cost	2,175	—
Other receivables	550	210
Cash and cash equivalents	15,627	1,152
Total assets	1,627,868	1,407,978

EQUITY
Share capital	165,219	163,223
Share premium	221,434	183,430
Treasury shares	(3,918)	(4,094)
Free distributable reserve	378,910	378,910
Non-distributable reserve	1,358,028	1,358,028
Currency translation adjustment	(176,776)	(117,705)
Legal reserves	10,017	7,419
Other reserves	(1,343,669)	(1,344,247)
Retained earnings	977,334	744,310
Equity	1,586,579	1,369,274

LIABILITIES
Non-current liabilities
Deferred tax liabilities	4,194	2,500
Lease liabilities	183	190
Current liabilities
Borrowings	34,584	33,999
Other liabilities	2,224	1,751
Lease liabilities	36	30
Trade payables	68	234
Total liabilities	41,289	38,704
Total equity and liabilities	1,627,868	1,407,978

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

34       Condensed Financial Information of the Company (Cont.)

CONDENSED STATEMENT OF CASH FLOWS

	For the year ended	For the year ended	For the year ended
Cash flows from operating activities	December 31, 2025	December 31, 2024	December 31, 2023
Income for the year	234,618	279,268	239,518
Adjustments for:
Amortization and depreciation	48	59	40
Deferred income tax	1,694	(1,148)	2,418
Income tax accrued	2,725	3,002	2,211
Share of income in subsidiaries and associates	(241,198)	(283,083)	(247,585)
Interest expense	585	587	559
Net foreign exchange	(943)	(44)	(471)
Other financial results, net	(662)	(582)	(145)
Share base compensation	606	507	420
Changes in working capital	8	149	(2,919)
Net cash used in operating activities	(2,519)	(1,285)	(5,954)
Cash contribution in subsidiaries and associates	(230,028)	(208,562)	(58,987)
Acquisition of other financial assets	(1,419)	(29,491)	—
Disposals of other financial assets	1,858	30,482	760
Property, plant and equipment acquisitions	(2)	(28)	—
Dividends and refund of cash contributions from subsidiaries	246,641	208,796	64,344
Net cash provided by investing activities	17,050	1,197	6,117
Principal elements of lease payments	(40)	(49)	(44)
Net cash used in financing activities	(40)	(49)	(44)

Increase / (decrease) in cash and cash equivalents	14,491	(137)	119

Cash and cash equivalents
At the beginning of the year	1,152	1,325	1,220
Effect of exchange rate changes in cash and cash equivalents	(16)	(36)	(14)
Increase / (decrease) in cash and cash equivalents	14,491	(137)	119
At the end of the year	15,627	1,152	1,325

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Glossary

Term	Definition
USD	U.S. Dollars
R$	Brazilian Reales
ARS	Argentine Peso
DRAM	Armenian Dram
EUR	Euro
UYU	Uruguayan Peso
AA2000	Aeropuertos Argentina 2000 S.A.
AA2000 Existing Notes	Senior guarantee notes of AA2000
AACC	Abuja Airport Concession Company
ACI	ACI Airport Sudamérica S.A.U.
ACI Existing Notes	ACI Senior Secured Guarantee Notes
ACIB	ACI do Brasil S.A.
ADF	Aeroporto di Firenze S.p.A.
Adjusted EBITDA	Net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization
AEAR	Aerocombustibles Argentinos S.A.
AFIP	Argentinean tax authority (“Administración Federal de Ingresos Públicos”)
AIA	Armenia International Airports C.J.S.C.
ANSA	Aeropuertos del Neuquén S.A.
ASSUPA	Asociación de Superficiarios de la Patagonia
BBL	Aeropuerto de Bahía Blanca S.A.
BCRA	Central Bank of Argentina (“Banco Central de la República Argentina”)
BOD	Board of Directors of CAAP
BROU	Banco de la República Oriental del Uruguay
CAAN	Corporacion Africa Airports Nigeria Limited
CAAP	Corporación América Airports S.A.
CAER	Corporación Aeroportuaria S.A.
CAI	Corporación América International S.à r.l
CAISA	Consorcio Aeropuertos Internacionales S.A.
CAIT	Corporación América Italia S.p.A.
Cargo trust	AA2000 and the trustee
CAS	Corporación América Sudamericana S.A.
CASA	Corporación América S.A.U,
CGU	Cash-generating unit
CODM	Chief Operating Decision Maker
Company	Corporación América Airports S.A.
DGAC	General Directorate of Civil Aviation of Ecuador
DICASA	DICASA Spain S.A.U.
EBITDA	Earnings before interest, taxes, depreciation and amortization

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Glossary (Cont.)

Term	Definition
ECL	Expected credit losses
ENAC	Italian airports regulatory authority
FACPCE	The Government Board of the Argentine Federation of Professional Councils of Economic Sciences (“Federación Argentina de Consejos Profesionales de Ciencias Económicas”)
FVOCI	Fair value through other comprehensive income
FVPL	Fair value through profit or loss
GOA	Government of Armenia
Group	The Company and its operating subsidiaries
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAB	Inframérica Concessionária do Aeroporto de Brasilia S.A.
ICASGA	Inframérica Concessionária do Aeroporto de São Gonçalo do Amarante S.A.
IFRIC	IFRS Accounting Standards interpretations
IFRS	IFRS Accounting Standards
INDEC	National Institute of Statistics of Argentina (“Instituto Nacional de Estadística y Censos de la República Argentina”)
IPCA	Brazilian Consumer Price index
IPTU	Property and Urban Territorial Tax in Brazil
JJO	Guayaquil airport, José Joaquin de Olmedo
KACC	Kano Airport Concession Company Limited
KW	Sociedad Aeroportuaria Kuntur Wasi S.A.
Lenders	Intesa Sanpaolo S.p.A., UniCredit S.p.A., Banca Monte dei Paschi di Siena S.p.A, and Cassa Depositi e Prestiti S.p.A., Banca Nazionale del Lavoro S.p.A.
Lux GAAP	Luxembourg laws and regulations
MULC	Mercado Único y Libre de Cambios
Natal Airport	International Airport of São Gonçalo do Amarante
Navinten	Navinten S.A.
New Notes	Senior Secured Guaranteed Notes due 2034
NIT	Nuove Iniziative Toscane
NYSE	New York Stock Exchange
OCI	Other comprehensive income
OECD	Organization for Economic Co-operation and Development
ORSNA	Regulatory Authority of the National Airport System in Argentina
PDS	Puerta del Sur S.A.
QDMTT	Qualified Domestic Minimum Top-up Tax
SAC	Secretaria Nacional de Aviação Civil
SCF	Southern Cone Foundation
Series 2020 Additional Notes	Series 2020 Additional Senior Secured Notes due 2027
Series 2021 Notes	Class I Series 2021 Additional Senior Secured Notes due 2031
SRI	Ecuadorian tax authority (“Servicio de Rentas Internas del Ecuador”)
T.R.E	Ecuadorian reference interest rate

Corporación América Airports S.A. Consolidated Financial Statements as of December 31, 2025 and 2024 and for the
years ended December 31, 2025, 2024 and 2023

(Amounts in thousands of U.S. dollars except share data or as otherwise indicated)

Glossary (Cont.)

Term	Definition
TA	Toscana Aeroporti S.p.A.
TAC	Toscana Aeroporti Construzioni S.r.l
TAGSA	Terminal Aeroportuaria Guayaquil S.A.
The Brazilian ANAC	Regulatory Authority of Civil Aviation in Brazil (“Agência Nacional de Aviação Civil”)
Tariffs trust	AA2000 and the trustee thereto
TJLP	Corporación América Airports S.A.
TM IESS	Mortality Table “Instituto Ecuatoriano de Seguridad Social”
VAT	Value Added Tax